Form 20-F
period 2003-03-31
BANK OF TOKYO - MITSUBISHI LTD
filed 2003-09-29
CIK 852743

  As filed with the Securities and Exchange Commission on September 29, 2003
================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   FORM 20-F

        [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

             [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended March 31, 2003

                                      OR

           [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
              For the transition period [________] to __________

                       Commission file number 333-11072

                               -----------------

                    KABUSHIKI KAISHA TOKYO MITSUBISHI GINKO
            (Exact name of Registrant as specified in its charter)

                      THE BANK OF TOKYO-MITSUBISHI, LTD.
                (Translation of Registrant's name into English)

                                     Japan
                (Jurisdiction of incorporation or organization)

                            7-1, Marunouchi 2-chome
                          Chiyoda-ku, Tokyo 100-8388
                                     Japan
                   (Address of principal executive offices)


   Securities registered or to be registered pursuant to Section 12(b) of the
Act:  None

   Securities registered or to be registered pursuant to Section 12(g) of the
Act:  None

   Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

   $2,000,000,000 8.40% Global Senior Subordinated Notes due April 15, 2010


   Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

   At March 31, 2003, (1) 5,019,469,546 shares of common stock and (2) 81,400,000 shares of preferred stock were outstanding.

   Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such short period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                                Yes [X] No [_]

   Indicate by check mark which financial statement item the registrant has elected to follow:

                            Item 17 [_] Item 18 [X]

================================================================================

                               TABLE OF CONTENTS

                                                                                      Page
                                                                                      ----

Forward-Looking Statements...........................................................   3
Item  1. Identity of Directors, Senior Management and Advisors.......................   4
Item  2. Offer Statistics and Expected Timetable.....................................   4
Item  3. Key Information.............................................................   4
Item  4. Information on the Company..................................................  17
Item  5. Operating and Financial Review and Prospects................................  37
Item  6. Directors, Senior Management and Employees..................................  90
Item  7. Major Shareholders and Related Party Transactions........................... 101
Item  8. Financial Information....................................................... 101
Item  9. The Offer and Listing....................................................... 102
Item 10. Additional Information...................................................... 102
Item 11. Quantitative and Qualitative Disclosures about Market Risk.................. 112
Item 12. Description of Securities Other Than Equity Securities...................... 122
Item 13. Defaults, Dividend Arrearages and Delinquencies............................. 123
Item 14. Material Modifications of the Rights of Security Holders and Use of Proceeds 123
Item 15. Controls and Procedures..................................................... 123
Item 16. Item 16.A. Audit Committee Financial Expert................................. 123
         Item 16.B. Code of Ethics................................................... 123
         Item 16.C. Principal Accountant Fees and Services........................... 123
         Item 16.D. Exemptions from the Listing Standards for Audit Committees....... 123
Item 17. Financial Statements........................................................ 124
Item 18. Financial Statements........................................................ 124
Item 19. Exhibits.................................................................... 124
Selected Statistical Data............................................................ A-1
Consolidated Financial Statements.................................................... F-1

For purposes of this Annual Report, we have presented our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or US GAAP, except for the risk-adjusted capital ratios, the business segment financial information and some other specifically identified information, which are prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP. Unless otherwise stated or the context otherwise requires, all amounts in our financial statements are expressed in Japanese yen.

When we refer in this Annual Report to "we," "us" and "our," we mean The Bank of Tokyo-Mitsubishi, Ltd., or Bank of Tokyo-Mitsubishi, and its subsidiaries. References in this Annual Report to "yen" or "(Yen)" are to Japanese yen and references to "US dollars," "US dollar," "dollars," "US$" or "$" are to United States dollars. Our fiscal year ends on March 31 of each year. From time to time, we may refer to the fiscal year ended March 31, 2003 throughout this Annual Report as fiscal 2002 or the 2002 fiscal year. We may also refer to other fiscal years in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

We usually hold our ordinary general meeting of shareholders in June of each year in Chiyoda-ku, Tokyo.

                          FORWARD-LOOKING STATEMENTS

We may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with the Securities and Exchange Commission, or SEC, including this Annual Report, and other reports to shareholders and other communications.

The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. We rely on this safe harbor in making these disclosures.

Forward-looking statements appear in a number of places in this Annual Report and include statements regarding our intent, belief or current expectations and/or the current belief or current expectations of our management with respect to our results of operations and financial condition, including, among other matters, our problem loans and loan losses. In many, but not all cases, we use words such as "anticipate," "aim," "believe," "estimate," "expect," "intend," "plan," "probability," "risk" and similar expressions, as they relate to us or our management, to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those which are anticipated, believed, estimated, expected, intended or planned. We do not intend to update these forward-looking statements.

Our forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. We identify in this Annual Report in "Item 3.D. Key Information--Risk Factors," "Item 4.B. Information on the Company--Business Overview," "Item 5. Operating and Financial Review and Prospects" and elsewhere, some, but not necessarily all, of the important factors that could cause these differences.

We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

                                    PART I

Item 1. Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A.  Selected Financial Data

Selected statement of operations data and selected balance sheet data set forth below have been derived from our audited consolidated financial statements. Nippon Trust Bank, our former subsidiary, has been deconsolidated effective April 2, 2001, when we, Mitsubishi Trust Bank and Nippon Trust Bank jointly established a bank holding company.

Except for risk-adjusted capital ratios, which are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP, and the average balance information, the selected financial data set forth below are derived from our financial statements prepared in accordance with US GAAP.

You should read the selected financial data set forth below in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and other financial data included elsewhere in this Annual Report. These data are qualified in their entirety by reference to all of that information.

                                                                         Years ended March 31,
                                          ----------------------------------------------------------------------------------
                                                1999            2000             2001             2002             2003
                                          ---------------  --------------- ---------------  ---------------  ---------------
                                                       (in millions, except per share data and number of shares)
Statement of operations data:
   Interest income....................... (Yen) 2,342,300  (Yen) 1,787,028 (Yen) 1,896,709  (Yen) 1,671,184  (Yen) 1,263,279
   Interest expense......................       1,402,549          900,661       1,100,055          783,105          435,730
                                          ---------------  --------------- ---------------  ---------------  ---------------
   Net interest income...................         939,751          886,367         796,654          888,079          827,549
   Provision for credit losses...........         919,427          368,639         665,954          470,224          304,940
                                          ---------------  --------------- ---------------  ---------------  ---------------
   Net interest income (loss) after
    provision for credit losses..........          20,324          517,728         130,700          417,855          522,609
   Non-interest income/(1)/..............         463,984          520,634         615,403          319,123          731,430
   Non-interest expense/(1)/.............         972,062          909,252         847,815          955,024          980,691
                                          ---------------  --------------- ---------------  ---------------  ---------------
   Income (loss) before income tax
    expense (benefit) and cumulative
    effect of a change in accounting
    principle............................        (487,754)         129,110        (101,712)        (218,046)         273,348
   Income tax expense (benefit)..........        (143,331)          93,635           5,972          (79,508)          23,838
                                          ---------------  --------------- ---------------  ---------------  ---------------
   Income (loss) before cumulative
    effect of a change in accounting
    principle............................        (344,423)          35,475        (107,684)        (138,538)         249,510
   Cumulative effect of a change in
    accounting principle, net of
    tax/(2)/.............................              --               --              --            5,867             (532)
                                          ---------------  --------------- ---------------  ---------------  ---------------
   Net income (loss)..................... (Yen)  (344,423) (Yen)    35,475 (Yen)  (107,684) (Yen)  (132,671) (Yen)   248,978
                                          ===============  =============== ===============  ===============  ===============
   Net income (loss) available to a
    common shareholder................... (Yen)  (344,423) (Yen)    30,826 (Yen)  (114,400) (Yen)  (139,387) (Yen)   245,620
                                          ===============  =============== ===============  ===============  ===============
Amounts per share/(3)/:
   Basic earnings (loss) per common
    share--income (loss) available to a
    common shareholder before
    cumulative effect of a change in
    accounting principle................. (Yen)    (73.67) (Yen)      6.59 (Yen)    (24.47) (Yen)    (31.07) (Yen)     52.61
   Basic earnings (loss) per common
    share--net income (loss) available
    to a common shareholder.............. (Yen)    (73.67) (Yen)      6.59 (Yen)    (24.47) (Yen)    (29.82) (Yen)     52.49
   Diluted earnings (loss) per common
    share--income (loss) available to a
    common shareholder before
    cumulative effect of a change in
    accounting principle................. (Yen)    (73.67) (Yen)      3.73 (Yen)    (24.47) (Yen)    (31.07) (Yen)     49.22
   Diluted earnings (loss) per common
    share--net income (loss) available
    to a common shareholder.............. (Yen)    (73.67) (Yen)      3.73 (Yen)    (24.47) (Yen)    (29.82) (Yen)     49.11
   Number of shares used to calculate
    basic earnings per common share (in
    thousands)...........................       4,675,446        4,675,442       4,675,251        4,675,454        4,679,226
   Number of shares used to calculate
    diluted earnings per common share
    (in thousands).......................       4,675,446        4,822,435       4,675,251        4,675,454        4,777,359
   Cash dividends per share declared
    during the year/(4)/:
     --Common shares..................... (Yen)      8.50  (Yen)      8.50 (Yen)      8.50  (Yen)     14.96  (Yen)      3.00
                                              $      0.07      $      0.07     $      0.07      $      0.13      $      0.03
     --Preferred shares..................              --  (Yen)     57.12 (Yen)     82.50  (Yen)     82.50  (Yen)     41.25
                                                       --      $      0.48     $      0.70      $      0.70      $      0.35

                                                                             At March 31,
                                          ----------------------------------------------------------------------------------
                                                1999            2000             2001             2002             2003
                                          ---------------  --------------- ---------------  ---------------  ---------------
                                                                             (in millions)
Balance sheet data:
   Total assets.......................... (Yen)70,148,842  (Yen)68,817,234 (Yen)76,376,903  (Yen)76,631,154  (Yen)77,680,387
   Loans, net of allowance for credit
    losses...............................      44,429,461       39,830,324      38,790,145       39,670,553       38,933,744
   Total liabilities.....................      67,507,155       65,623,074      73,966,787       74,724,150       75,744,644
   Deposits..............................      46,102,053       45,159,956      49,139,024       51,828,564       55,267,377
   Long-term debt........................       3,581,717        3,973,690       4,431,173        4,893,142        4,607,359
   Shareholder's equity..................       2,641,687        3,194,160       2,410,116        1,907,004        1,935,743
   Common stock..........................         663,870          663,870         663,870          663,870          749,873

                                                                            Years ended March 31,
                                           ----------------------------------------------------------------------
                                                 1999              2000             2001              2002
                                           ---------------   ---------------  ---------------   ---------------
                                                                      (in millions, except percentages)
Other financial data:
Average balances:                               (unaudited)       (unaudited)      (unaudited)       (unaudited)
   Interest-earning assets................ (Yen)73,297,568   (Yen)67,103,914  (Yen)67,611,365   (Yen)67,957,820
   Interest-bearing liabilities...........      67,508,343        59,120,637       60,627,303        62,229,681
   Total assets...........................      78,432,342        70,264,631       73,163,060        74,462,895
   Shareholder's equity...................       2,661,017         2,788,875        2,631,170         2,250,176
Return on equity and assets:                    (unaudited)       (unaudited)      (unaudited)       (unaudited)
   Net income (loss) available to a
    common shareholder as a percentage
    of total average assets...............          (0.44 )%            0.04%          (0.16 )%          (0.19 )%
   Net income (loss) available to a
    common shareholder as a percentage
    of average shareholder's equity.......          (12.94)%           1.11 %          (4.35 )%          (6.19 )%
   Dividends per common share as a
    percentage of basic earnings per
    common share..........................            -/(5)/         128.98 %            -/(5)/            -/(5)/
   Average shareholder's equity as a
    percentage of total average assets....           3.39 %            3.97 %           3.60 %            3.02 %
   Net interest income as a percentage
    of total average interest-earning
    assets................................           1.28 %            1.32 %           1.18 %            1.31 %
Credit quality data:
   Allowance for credit losses............ (Yen) 1,290,657   (Yen) 1,137,181  (Yen) 1,385,010   (Yen) 1,341,608
   Allowance for credit losses as a
    percentage of loans...................           2.82 %            2.78 %           3.45 %            3.27 %
   Nonaccrual and restructured loans,
    and accruing loans contractually
    past due 90 days or more.............. (Yen) 2,268,563   (Yen) 1,922,645  (Yen) 3,446,143   (Yen) 3,244,281
   Nonaccrual and restructured loans,
    and accruing loans contractually
    past due 90 days or more as a
    percentage of loans...................           4.96 %            4.69 %           8.58 %            7.91 %
   Net loan charge-offs................... (Yen)   348,574   (Yen)   506,879  (Yen)   445,267   (Yen)   465,180
                                              (unaudited)      (unaudited)       (unaudited)       (unaudited)
   Net loan charge-offs as a percentage
    of average loans......................           0.72 %            1.17 %           1.10 %            1.18 %
   Average interest rate spread...........           1.12 %            1.14 %           1.00 %            1.20 %
   Risk-adjusted capital ratio
    calculated under Japanese GAAP/(6)/:..           10.47%            11.46%            9.69%           10.29 %

                                           Years ended March 31,
                                           ---------------------
                                                   2003
                                           ---------------------
                                            (in millions, except
                                               percentages)

Other financial data:
Average balances:                               (unaudited)
   Interest-earning assets................ (Yen)68,417,482
   Interest-bearing liabilities...........      62,436,757
   Total assets...........................      76,642,166
   Shareholder's equity...................       1,765,204
Return on equity and assets:                    (unaudited)
   Net income (loss) available to a
    common shareholder as a percentage
    of total average assets...............           0.32 %
   Net income (loss) available to a
    common shareholder as a percentage
    of average shareholder's equity.......           13.91%
   Dividends per common share as a
    percentage of basic earnings per
    common share..........................           5.72 %
   Average shareholder's equity as a
    percentage of total average assets....           2.30 %
   Net interest income as a percentage
    of total average interest-earning
    assets................................           1.21 %
Credit quality data:
   Allowance for credit losses............ (Yen) 1,058,633
   Allowance for credit losses as a
    percentage of loans...................            2.65%
   Nonaccrual and restructured loans,
    and accruing loans contractually
    past due 90 days or more.............. (Yen) 2,115,654
   Nonaccrual and restructured loans,
    and accruing loans contractually
    past due 90 days or more as a
    percentage of loans...................           5.29 %
   Net loan charge-offs................... (Yen)   573,474
                                             (unaudited)
   Net loan charge-offs as a percentage
    of average loans......................           1.41 %
   Average interest rate spread...........           1.15 %
   Risk-adjusted capital ratio
    calculated under Japanese GAAP/(6)/:..          10.43 %

--------
(1) For the fiscal year ended March 31, 2003, we determined it more appropriate to include "foreign exchange losses-net," "investment securities losses-net" and "trading account losses-net" in "Non-interest income." Such amounts had previously been presented in "Non-interest expense." Previously reported amounts have been reclassified to conform to this presentation.
(2) Effective April 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. On April 1, 2002, we also adopted SFAS No. 142, "Goodwill and Other Intangible Assets."
(3) Includes the common shares potentially issuable pursuant to the 3% exchangeable guaranteed notes due 2002. The 3% exchangeable guaranteed notes due 2002 were redeemed in November 2002.
(4) For the convenience of readers, the US dollar amounts are presented as translations of Japanese yen amounts at the rate of (Yen)118.07 = US$ 1.00, the noon buying rate on March 31, 2003 in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York.
(5) Percentages against basic loss per common share have not been presented because such information is not meaningful.
(6) Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP.

Exchange Rate Information

The tables below set forth, for each period indicated, the noon buying rate in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. On September 25, 2003, the noon buying rate was $1.00 equals (Yen)111.86 and the inverse noon buying rate was (Yen)100 equals $0.89.

                                          Year 2003
     ------------------------------------------------------------------------------------
        March       April        May        June        July       August    September(1)
     ----------- ----------- ----------- ----------- ----------- ----------- ------------
High (Yen)121.42 (Yen)120.55 (Yen)119.50 (Yen)119.87 (Yen)120.55 (Yen)120.47 (Yen)117.41
Low.      116.47      118.25      115.94      117.46      117.24      116.71      111.65

--------
(1) Period from September 1 to September 25.

                                             Fiscal year ended March 31,
                             -----------------------------------------------------------
                                1999        2000        2001        2002        2003
                             ----------- ----------- ----------- ----------- -----------
Average (of month-end rates) (Yen)128.10 (Yen)110.02 (Yen)111.65 (Yen)125.64 (Yen)121.10

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below as well as all the other information in this Annual Report, including our consolidated financial statements and related notes, "Item 11. Quantitative and Qualitative Disclosure about Market Risk" and "Selected Statistical Data."

Our business, operating results and financial condition could be materially adversely affected by any of the factors discussed below. The trading price of our securities could decline due to any of these factors. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks faced by us described below and elsewhere in this Annual Report. See "Forward-Looking Statements."

Risks Related to Our Business

We may suffer additional losses in the future due to problem loans.

We have a substantial volume of problem loans and have suffered from worsening asset quality problems since the early 1990s. A number of our borrowers are facing increasingly challenging circumstances, and some are in extremely difficult financial condition. Our problem loans and credit-related expenses could increase if:

..   economic conditions in Japan do not improve;

..   real estate prices or stock prices in Japan decline;

..   the rate of corporate bankruptcies in Japan or elsewhere in the world rises;

..   our large borrowers become insolvent or must be restructured;

..   additional economic problems arise elsewhere in the world; or

..   the global economic environment deteriorates generally.

An increase in problem loans and credit-related expenses would adversely affect our results of operations, weaken our financial condition and erode our capital base. For a discussion of our historical problem loans, see "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans" and "Selected Statistical Data--Loan Portfolio."

Our allowance for credit losses may be insufficient to cover future loan losses.

Our allowance for credit losses in our loan portfolio is based on assumptions and estimates about our customers, the value of collateral we hold and the economy as a whole. Our actual loan losses could prove to be materially different from our estimates and could materially exceed our allowance. If our actual loan losses are higher than we currently expect, our current allowance for credit losses will be insufficient. If general economic conditions deteriorate, causing us to change some of our assumptions and estimates, if the value of collateral we hold declines or if we are adversely affected by other factors to an extent that is worse than anticipated, we may have to provide for additional allowance for credit losses. For a detailed discussion of our allowance policy and the historical trend of allowances for credit losses, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Critical Accounting Estimates--Allowance for Credit Losses" and "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans."

The credit quality of our loan portfolio may be adversely affected by the continuing financial difficulties of the Japanese real estate and construction sectors.

We have a large exposure to borrowers in the real estate and construction sectors. The Japanese real estate and construction industries have been severely and adversely affected by the sharp decline in Japanese real estate values and the number of construction projects. Japanese real estate prices have declined for twelve straight years and may still be falling. Several larger companies in these industries have been restructured through legal proceedings or through out-of-court agreements, including concessions by lenders. We expect these problems to continue for the foreseeable future. A number of real estate and construction companies, including some to which we have extended credit, may be in restructuring negotiations or considering seeking bankruptcy protection. If these companies are unsuccessful in their restructuring efforts or seek bankruptcy protection, or if other lenders to troubled real estate and construction companies discontinue or decrease their financial support to those companies for any reason, there may be further significant deteriorations of the credit quality of our loan portfolio, which would expose us to further loan losses. For a detailed discussion of our exposure to the Japanese real estate and construction sectors and our historical problem loans in those sectors, see "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans" and "Selected Statistical Data--Loan Portfolio."

The credit quality of our loan portfolio may be adversely affected by the continuing financial difficulties of the Japanese wholesale and retail sectors.

We have a large exposure to borrowers in the wholesale and retail sectors. Several Japanese wholesalers and retailers have been restructured or are undergoing restructurings through legal proceedings or through out-of-court agreements, including concessions by lenders. If consumer spending continues to shrink in the extended economic downturn, if other lenders to distressed wholesalers and retailers discontinue or decrease their financial support to those companies for any reason or if their restructuring efforts are not successful, there may be a further or extended deterioration of the credit quality of our loan portfolio, which would expose us to substantial additional loan losses. For a detailed discussion of our exposure to the Japanese wholesale and retail sectors and our historical problem loans in those sectors, see "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans" and "Selected Statistical Data--Loan Portfolio."

Our exposure to troubled borrowers may increase, and our recoveries from them may be lower than expected.

We may provide additional loans to troubled borrowers. We may forbear from exercising some or all of our rights as a creditor against them, and we may forgive loans to them in conjunction with their debt restructuring. We may take these steps even when our legal rights might permit us to take stronger action against the borrower and even when others might take stronger action against the borrower to maximize recovery or to reduce exposure in the short term. We may provide support to troubled borrowers for any of the following reasons or for other reasons:

..   political or regulatory considerations;

..   reluctance to push a major client into default or bankruptcy or to disrupt a restructuring plan supported by other lenders; and

..   a perceived responsibility for the obligations of our affiliated and associated companies.

These practices may substantially increase our exposure to troubled borrowers and increase our loan losses.

We may experience losses because our remedies for credit defaults by our borrowers are limited.

We may not be able to realize the value of collateral we hold or enforce our rights against defaulting customers because of:

..   the difficulty of foreclosing on collateral in Japan;

..   the illiquidity of and depressed values in the Japanese real estate market;
    and

..   the depressed values of pledged securities held as collateral.

Recent corporate credibility issues may increase our problem loans or otherwise negatively affect our results of operations.

Recent high-profile bankruptcy filings and reports of past accounting irregularities, including fraud, in the United States, have raised corporate credibility issues, particularly with respect to public companies. In response to these developments and regulatory responses to these developments in the U.S. and elsewhere, regulators, auditors and corporate managers generally have begun to review financial statements more thoroughly and conservatively. As a result, additional accounting irregularities may be uncovered and additional bankruptcy filings may be made in the United States and elsewhere. Such developments could increase our credit costs if they directly involve our borrowers or indirectly affect our borrowers' credit.

We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.

We are required to maintain risk-weighted capital ratios above the levels specified in the capital adequacy guidelines of Japan's Financial Services Agency, or the Financial Services Agency. The capital ratios are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP. Our subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A., are subject to similar U.S. capital adequacy guidelines. We may be unable to continue to satisfy the capital adequacy requirements because of:

..   declines in the value of our securities portfolio;

..   credit costs we may incur as we dispose of problem loans and remove impaired assets from our balance sheet;

..   credit costs we may incur due to losses from a future deterioration in asset quality;

..   a reduction in the value of our deferred tax assets;

..   changes in accounting rules or in the guidelines regarding the calculation of bank holding companies' or banks' capital ratios;

..   our inability to refinance our subordinated debt obligations with equally subordinated debt;

..   adverse changes in foreign currency exchange rates; and

..   other adverse developments discussed in these Risk Factors.

If our capital ratios fall below required levels, the Financial Services Agency could require us to take a variety of corrective actions, including withdrawal from all international operations or suspension of all or part of our business operations. For a discussion of our capital ratios and the related regulatory guidelines, see "Item 4.B. Information on the Company--Business Overview--Supervision and Regulation--Japan--Capital Adequacy" and "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Capital Adequacy."

Our capital ratios may also be negatively affected by contemplated or recently adopted regulatory changes.

Several proposed regulatory changes and market factors could have an adverse impact on our capital ratios. In particular, the Financial System Council of the Financial Services Agency is discussing the adoption of rules limiting the amount of deferred tax assets that may be included in the calculation of Tier I and/or total regulatory capital. The imposition of any such limits would likely reduce our regulatory capital, perhaps materially. At March 31, 2003, our deferred tax assets amounted to (Yen)1,008 billion under Japanese GAAP, which was included in our Tier I capital of (Yen)2,400 billion calculated in accordance with Japanese GAAP as required by the Financial Services Agency. In addition, the Financial Services Agency strongly recommended the major banks, effective March 31, 2003, to calculate loan loss reserves for some impaired loans by analyzing the projected cash flows from those loan assets, discounted to present value, instead of basing reserves on historical loan loss data. We had already been employing a methodology to calculate our loan loss reserves for these credits based on their estimated cash flows. However, if in the future the Financial Services Agency adopts a calculation that is different from that which we employ, the size of our allowance for loan losses under Japanese GAAP could increase. Because our capital ratios are calculated under Japanese GAAP, this change may reduce our capital ratios materially.

Our results of operations and capital ratios will be negatively affected if we are required to reduce our deferred tax assets.

We determine the amount of our net deferred tax assets and our regulatory capital pursuant to Japanese GAAP and the Japanese banking regulations, which differ from US GAAP and U.S. regulations. Under current Japanese banking regulations, all deferred tax assets established pursuant to Japanese GAAP are included in regulatory capital. In general, Japanese GAAP currently permits the establishment of deferred tax assets for tax benefits that are expected to be realized during a period that is reasonably foreseeable, generally five fiscal years. The calculation of deferred tax assets is based upon various assumptions, including assumptions with respect to future taxable income. Actual results may differ significantly from these assumptions. Even if our ability to include deferred tax assets in regulatory capital is not affected by rule changes, if we conclude, based on our taxable income projections, that we will be unable to realize a portion of the deferred tax assets, our deferred tax assets may be reduced and, as a result, our results of operations may be negatively affected and our capital ratios may decline.

We may not be able to refinance our subordinated debt obligations with equally subordinated debt, and as a result our capital ratios may be adversely affected.

Under Japanese GAAP, at March 31, 2003, subordinated debt accounted for approximately 34.4% of our total capital. We may not be able to refinance our subordinated debt obligations with equally subordinated debt. The failure to refinance these subordinated debt obligations with equally subordinated debt may reduce our total capital and, as a result, negatively affect our capital ratios.

If the Japanese stock market declines, we may incur additional losses on our securities portfolio and our capital ratios will be adversely affected.

We hold large amounts of marketable equity securities. The market values of these securities are inherently volatile and have generally and substantially been declining in recent years. We will incur losses on our securities portfolio if the Japanese stock market declines. Material declines in the Japanese stock market may also materially adversely affect our capital ratios. For a detailed discussion of our holdings of marketable equity securities and the effect of market declines on our capital ratios, see "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Financial Condition--Investment Portfolio" and "Selected Statistical Data--Investment Portfolio."

The value of our equity portfolio could decline due to expected sales of shares in the market by us and others.

Many Japanese financial institutions have traditionally held large amounts of equity securities of their customers. In November 2001, the Japanese government enacted a law forbidding bank holding companies and banks, including us, from holding stock, the aggregate value of which is in excess of their adjusted Tier I capital after September 30, 2004, a date which was later extended to after September 30, 2006. Partly in response to this legislation and partly to reduce risk-weighted assets, we and many other financial institutions have been selling and will continue to sell off large amounts of equity securities. The sale of equity securities by Japanese financial institutions may have depressed and may further depress the value of Japanese equity securities, including those in our securities portfolio. In order to remain compliant with the new legislation or to reduce our risk exposure, we may sell some of our equity securities at depressed prices. For a detailed discussion of our equity securities portfolio, see "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Financial Condition--Investment Portfolio" and "Selected Statistical Data--Investment Portfolio."

Our efforts to reduce our holdings of equity securities may adversely affect our relationships with customers.

A substantial portion of our equity securities portfolio consists of our customers' securities held for business relationship purposes. The sales of equity securities, whether to comply with the prohibition on holding stock in excess of adjusted Tier I capital after September 30, 2006, to reduce our risk exposure to fluctuations in equity security prices or otherwise, may have an adverse effect on our relationships with our customers.

Unexpected or sudden increases in interest rates may negatively affect the value of our bond portfolio.

We have a significant amount of Japanese government bonds and foreign bonds, including U.S. Treasury bonds. An increase in interest rates, particularly if such increase is unexpected or sudden, may negatively affect the value of our bond portfolio. Most recently, in June and July 2003, the yield on Japanese 10-year government bonds surged to 1% levels after hitting a record low of below 0.5%, and consequently we incurred losses on our bond portfolio during those months. In August, the yield declined to under 1%. For a detailed discussion of our bond portfolio, see "Selected Statistical Data--Investment Portfolio."

Our trading and investment activities expose us to interest rate, exchange rate and other risks.

We undertake extensive trading and investment activities involving a variety of financial instruments, including derivatives. Our income from these activities is subject to volatility, caused by, among other things, changes in interest rates, foreign currency exchange rates and equity and debt prices. For example:

..   Increases in interest rates have an adverse effect on the value of our fixed income securities portfolio as discussed above; and

..   The strengthening of the yen against the US dollar and other foreign currencies reduces the value, in our financial statements, of our substantial portfolio of foreign-currency denominated investments.

In addition, downgrades of the credit ratings of some of the fixed income securities that we hold in our portfolio could negatively affect our results of operations. Our results of operations and financial condition in future periods will be exposed to risks of loss associated with these activities. For a discussion of our investment portfolio and related risks, see "Item 5.B. Operating and Financial Review and Prospectus--Liquidity and Capital Resources--Financial Condition--Investment Portfolio," "Item 11. Quantitative and Qualitative Disclosures about Market Risk" and "Selected Statistical Data--Investment Portfolio."

A significant downgrade of our credit ratings could have a negative effect on us.

A significant downgrade of our credit ratings by one or more of the credit rating agencies could have a negative effect on our treasury operations and other aspects of our business. In the event of a downgrade of our credit ratings, our treasury unit may have to accept less favorable terms in its transactions with counterparties, including capital raising activities, or may be unable to enter into some transactions. This could have a negative impact on the profitability of our treasury and other operations and adversely affect our results of operations and financial condition.

Our business may be adversely affected by competitive pressures, which have increased significantly due to regulatory changes.

In recent years, the Japanese financial system has been increasingly deregulated and barriers to competition have been reduced. In addition, the Japanese financial industry has been undergoing significant consolidation, as a result of which larger and more integrated financial institutions have emerged as our competitors. If we are unable to compete effectively in this more competitive and deregulated business environment, our business, results of operations and financial condition will be adversely affected. For a more detailed discussion of our competition, see "Item 4.B. Information on the Company--Business Overview--Competition."

We may not be able to achieve the goals of our business strategies.

We are currently pursuing various business strategies to improve our profitability. For various reasons, these strategies may be unsuccessful or have unintended consequences. For example:

..   We may be unable to increase the volume of our loans to financially sound clients;

..   We may be unable to increase our lending spreads with pre-existing customers;

..   Greater competition or other market conditions may prevent us from increasing our level of fee income;

..   We may be unable to successfully implement and realize the benefits of our cost reduction plans and measures;

..   We may have difficulty in coordinating the operations of our subsidiaries and affiliates as planned due to legal restrictions, internal conflict or market resistance;

..   The costs of integration may be higher than we expect, and we may not achieve cost reductions as fully or as quickly as expected;

..   We may lose customers and business as we integrate and, in some cases, rebrand some of our affiliates' operations; and

..   Our efforts to streamline operations may require more time than expected and cause some negative reactions from our customers.

We will be exposed to increased risks as we expand the range of our products and services.

As we expand the range of our products and services beyond our traditional banking business and as the sophistication of financial products and management systems grows, we will be exposed to new and increasingly complex risks. For example, through the recent formation of Mitsubishi Securities Co., Ltd., we intend to expand our securities business. We may have no experience or only limited experience with the risks related to the expanded range of these products and services. Moreover, some of the activities in which we engage, such as derivatives and foreign currency trading, present volatile and substantial risks. Our risk management systems may prove to be inadequate and may not work in all cases or to the degree required. As a result, we are subject to substantial market, credit and other risks in relation to our expanding scope of products and services and trading activities, which could result in our incurring substantial losses. In addition, our efforts to offer new services and products may not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures. For a detailed discussion of our risk management systems, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

Any adverse changes in UNBC's business could significantly affect our results of operations.

Our subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A., contribute to a significant portion of our net income. Any adverse change in the business or operations of those subsidiaries, which we refer to, collectively, as UNBC, could significantly affect our results of operations. Factors that could negatively affect UNBC's results include adverse economic conditions in California, particularly the energy crisis and the decline in the technology sector, adverse conditions following the terrorist attacks in September 2001, a potential downturn in the real estate and housing industries in California, substantial competition in the California banking market and negative trends in debt ratings and equity valuations of various borrowers, such as power companies, resulting from large corporate bankruptcy filings. In addition, appreciation of the yen against the US dollar reduces UNBC's reported profits in our operating results. For a detailed segment discussion relating to UNBC, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Business Segment Analysis."

We are exposed to substantial credit and market risks in Asian and Latin American countries.

We are active in the Asian and Latin American regions through a network of branches and subsidiaries and are thus exposed to a variety of credit and market risks associated with countries in these regions. If a decline in the value of Asian or Latin American currencies occurs, it could adversely affect the creditworthiness of some of our borrowers in those regions. The loans we make to Asian and Latin American borrowers and banks are often denominated in yen, US dollars or other foreign currencies. The borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies. A devaluation of the local currency would make it more difficult for a borrower earning income in that currency to pay its debts to us and others. In addition, some Asian and Latin American countries may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. The limited credit availability resulting from these and related conditions may adversely affect economic conditions in some countries. This could cause a further deterioration of the credit quality of borrowers and banks in those countries and further losses to us. In addition, we are active in other regions that expose us to risks similar to the risks described above and also risks specific to those regions, which may cause losses to us or other adverse effects. For a more detailed discussion of our credit exposure to Asian and Latin American countries, see "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans."

Our income and expenses relating to our international operations and our foreign assets and liabilities are all exposed to foreign currency fluctuations.

Our international operations are subject to fluctuations in foreign currency exchange rates against the Japanese yen. When the yen appreciates, yen amounts for transactions denominated in foreign currencies, including a substantial portion of UNBC's transactions, decline. In addition, a portion of our assets and liabilities are denominated in foreign currencies. To the extent that our foreign currency denominated assets and liabilities are not matched in the same currency or appropriately hedged, fluctuations in foreign currency exchange rates against the yen may adversely affect our financial condition, including our capital ratios. In addition, fluctuations in foreign exchange rates will create foreign currency translation gains or losses. For a historical discussion of the effect of changes in foreign currency exchange rates, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Effect of Change in Exchange Rate on Foreign Currency Translation."

Losses relating to our pension plans and a decline in returns on our plan assets may negatively affect our results of operations and financial condition.

We may incur losses if the fair value of our pension plans' assets declines, if the rate of return on our pension assets declines or if there is a change in the actuarial assumptions on which the calculations of the projected benefit obligations are based. Changes in the interest rate environment and other factors may also adversely affect the amount of unfunded pension obligations and the resulting annual amortization expense.

It may not be possible for investors to effect service of process within the United States upon us or our directors, senior management or corporate auditors, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the Federal securities laws of the United States.

We are a joint stock company incorporated under the laws of Japan. Almost all of our directors, senior management and corporate auditors reside outside of the United States. Many of our and their assets are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgments obtained in the U.S. courts predicated upon the civil liability provisions of the Federal securities laws of the United States. We believe that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of liabilities predicated solely upon the Federal securities laws of the United States.

Risks Related to the Japanese Banking Industry

Recent efforts by the Japanese government to encourage the disposal of problem loans by March 31, 2005 could exacerbate our credit losses.

The Financial Services Agency announced in October 2002 that it would strive to reduce by about half the aggregate ratio of nonperforming credits to total credits of major banks, including us, by March 31, 2005. The disposal of nonperforming credits pursuant to this policy could increase our credit losses if we are required to, or elect to, sell or write-off our problem loans at a larger discount and/or in a larger amount and/or in a different time or manner than we would have otherwise. For a more detailed discussion of recent government initiatives, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Recent Developments."

Adverse regulatory developments or changes in laws, government policies or economic controls could have a negative impact on our results of operations.

We conduct our business subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in Japan and the other markets we operate in. Future developments or changes in laws, regulations, policies, voluntary codes of practice, fiscal or other policies and their effects are unpredictable and beyond our control. In particular, the Financial Services Agency announced various regulatory changes that it would consider. The Financial Services Agency also has the authority to conduct, at any time, inspections reviewing banks' accounts, including ours. Any of the changes referred to above or any action that must be taken by us, whether as a result of regulatory developments or changes or inspection, could negatively affect our business and results of operations.

Our business may be adversely affected by negative developments with respect to other Japanese financial institutions, both directly and through the effect they may have on the overall Japanese banking environment and on their borrowers.

Many Japanese financial institutions, including banks, non-bank lending and credit institutions, affiliates of securities companies and insurance companies, are experiencing and expect to continue to experience declining asset quality and capital adequacy and other financial problems. This may lead to severe liquidity and solvency problems, which have in the past resulted in the liquidation, government control or restructuring of affected institutions. The continued financial difficulties of other financial institutions could adversely affect us because:

..   we have extended loans to banks and other financial institutions that are not our consolidated subsidiaries, some of which are classified as nonaccrual and restructured loans;

..   we are a shareholder of some other banks and financial institutions that are not our consolidated subsidiaries;

..   we may be requested to participate in providing assistance to support distressed financial institutions that are not our consolidated subsidiaries;

..   troubled banks and financial institutions may discontinue or decrease their credit support to troubled borrowers to whom we are also a lender, resulting in significant failures of those borrowers and/or a deterioration in the quality of our loan portfolio;

..   financial institutions may become majority owned and/or controlled by the
    Japanese government as a result of the government's conversion of their preferred shares into common stock and/or injection of additional public funds into financial institutions pursuant to the Deposit Insurance Law, such as the recent public fund injection to Resona Bank, Ltd., or other newly introduced frameworks for the injection of public funds into financial institutions;

..   if the government takes control of major financial institutions, we will become a direct competitor of government-controlled financial institutions and may be put at a competitive disadvantage if the Japanese government provides regulatory, tax, funding or other benefits to those financial institutions to strengthen their capital, facilitate their sale or otherwise;

..   deposit insurance premiums could rise if deposit insurance funds prove to be inadequate; and

..   repeated or large-scale bankruptcies and/or government support or control of financial institutions could generally undermine depositor confidence or adversely affect the overall banking environment.

We might have to pay risk premiums on borrowings from international financial institutions or be subject to credit limitations by them.

As a result of concerns regarding asset quality and the failure of several large Japanese financial institutions, international financial institutions have in the past:

..   charged an additional risk premium to Japanese financial institutions for short-term borrowings in the interbank market; and

..   placed restrictions on the amount of credit, including interbank deposits, that they extend to Japanese banks.

These restrictions on credit resulted in higher operating expenses and decreased profitability for affected Japanese banks. If conditions in the Japanese banking and other financial sectors further deteriorate, international markets could again impose risk premiums or credit restrictions on Japanese banks, including us.

We may be adversely affected if the economic conditions in Japan worsen.

Since the early 1990s, the Japanese economy has performed poorly due to a number of factors, including weak consumer spending and lower capital investment by Japanese companies, causing a large number of corporate bankruptcies and the failure of several major financial institutions. The Japanese economy may not be recovering, and the outlook for the economy as a whole remains uncertain, in part, because:

..   unemployment rates remain at an historic high;

..   real estate prices have not recovered from their decline over the past decade; and

..   Japanese stock prices have declined significantly, reaching a 20-year low in April 2003.

These factors may continue or worsen. If they do, our earnings and credit quality may be adversely affected. For a discussion of Japan's current economic environment, see "Item 5.A. Operating and Financial Review and
Prospects--Operating Results--Business Environment--Economic Environment in Japan."

A change to current interest rate policy could adversely affect our results of operations.

The Bank of Japan now maintains interest rates at near zero percent. If interest rate policies change, we could be adversely affected through lower spreads or a decline in the value of our investments in Japanese government bonds. In addition, an increase in interest rates may increase our problem loans as some of our borrowers may not be able to meet the increased interest payment requirements. This would adversely affect our results of operations and financial condition.

We may have to pay more regional bank taxes.

In April 2000, the Tokyo Metropolitan Government began imposing a tax of 3.0% on the gross operating profits of banks operating within its jurisdiction. In March 2002, the Tokyo District Court overturned the Tokyo local tax, and on January 30, 2003, the Tokyo High Court also overturned such tax. In February 2003, however, the Tokyo Metropolitan Government appealed the judgment to the Supreme Court of Japan. In response to these court rulings, Osaka Prefectural Government, which was planning to impose a similar tax, revised its prefectural ordinance in March 2003 to delay the enforcement of the new tax for one year. Banks, including us, are also challenging in court the legality of the Osaka local tax. Other prefectures may implement similar local bank taxes. Depending on the outcome of these court cases and the decisions of other prefectures, we may have to pay more local bank taxes. In addition, pursuant to tax reform initiatives, a new national local tax, which will be levied based on company size, will be introduced during our fiscal year ending March 31, 2005. For a discussion of local taxes, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Recent Developments--Legal Proceedings for Local Taxes."

Risks Related to Owning Our Subordinated Debt Securities

The indenture will not limit our ability to incur additional debt, including senior debt.

The indenture relating to our 8.40% global senior subordinated notes due 2010 does not limit or restrict the amount of other indebtedness, including senior indebtedness, that we or our subsidiaries may incur in the future.

The subordination provisions in our subordinated debt securities could hinder your ability to receive payment.

Under some circumstances, your right to receive payment on our 8.40% global senior subordinated notes due 2010 will be subordinated and subject in right of payment in full to the prior payment of all our senior indebtedness. We expect from time to time to incur additional indebtedness and other obligations that will constitute senior indebtedness, and the indenture relating to our 8.40% global senior subordinated notes due 2010 does not contain any provisions restricting our ability to incur senior indebtedness.

Item 4. Information on the Company.

A.  History and Development of the Company

We are a major commercial banking organization in Japan and provide a broad range of domestic and international banking services from our offices in Japan and around the world. We are a "city" bank, as opposed to a regional bank. Our registered head office is located at 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan, and our telephone number is 81-3-3240-1111. We are a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan (Law No. 48 of 1899), or the Commercial Code.

We were formed through the merger, on April 1, 1996, of The Mitsubishi Bank, Limited and The Bank of Tokyo, Ltd. The origins of Mitsubishi Bank can be traced to the Mitsubishi Exchange Office, a money exchange house established in 1880 by Yataro Iwasaki, a key figure in the Japanese industrial revolution and the founder of the Mitsubishi industrial, commercial and financial group. In 1895, the Mitsubishi Exchange Office was succeeded by the Banking Division of the Mitsubishi Goshi Kaisha, the holding company of the "Mitsubishi group" of companies, that began in the late 19th century with interests in shipping and trading. Mitsubishi Bank had been a principal bank to many of the Mitsubishi group companies, but broadened its relationships to cover a wide range of Japanese industries, small and medium-sized companies and individuals.

Bank of Tokyo was established in 1946 as a successor to The Yokohama Specie Bank, Ltd., a special foreign exchange bank established in 1880. In the postwar period, because of the need to establish a financial institution specializing in foreign trade financing, the government of Japan promulgated the Foreign Exchange Bank Law in 1954, and Bank of Tokyo became the only bank licensed under that law. Because of its license, Bank of Tokyo received special consideration from the Ministry of Finance in establishing its offices abroad and in many other aspects relating to foreign exchange and international finance. The worldwide network of Bank of Tokyo was more extensive than that of any other Japanese bank, and through this network, Bank of Tokyo was engaged in a full range of commercial banking activities, both in Japan and overseas, serving the diverse financial requirements of its clients throughout the world.

We are a member of the "Mitsubishi group" of companies. The expression "Mitsubishi group" is used to describe 29 companies with historical links to a prewar group of companies that were under common control. Although there are numerous, generally small, cross-shareholdings among these companies even today and frequent organized gatherings of their chairmen and presidents, since the end of World War II, the Mitsubishi group companies have been managed and operated independently. The shares of 21 of the Mitsubishi group companies are publicly listed in Japan, and these companies are engaged in a broad range of activities including manufacturing, trading, natural resources, transportation, real estate, banking and insurance.

On April 2, 2001, we, Mitsubishi Trust Bank and Nippon Trust Bank established Mitsubishi Tokyo Financial Group, Inc., or Mitsubishi Tokyo Financial Group, to be a holding company for the three of us. Before that, each of us had been a publicly held company. On April 2, 2001, through a stock-for-stock exchange, each of us became a wholly-owned subsidiary of Mitsubishi Tokyo Financial Group. Nippon Trust Bank was later merged into Mitsubishi Trust Bank. As a result, we and Mitsubishi Trust Bank are now both directly held subsidiary banks of Mitsubishi Tokyo Financial Group, although each of our two banks also has other subsidiaries of its own.

On September 1, 2002, Bank of Tokyo-Mitsubishi completed the merger of its securities subsidiaries and affiliate, KOKUSAI Securities Co., Ltd., Tokyo-Mitsubishi Securities Co., Ltd., Tokyo-Mitsubishi Personal Securities Co., Ltd. and Mitsubishi Trust Bank's securities affiliate, Issei Securities Co., Ltd. to form Mitsubishi Securities Co., Ltd., or Mitsubishi Securities. Since the merger, Bank of Tokyo-Mitsubishi has been consolidating various areas of its securities and investment banking business, such as mergers and acquisitions, part of its derivative operations, corporate advisory and securitization operations, to Mitsubishi Securities.

B.  Business Overview

We are a major Japanese commercial banking organization. We provide a broad range of domestic and international banking services in Japan and around the world. As of June 1, 2003, our network in Japan included 257 branches, 21 sub-branches, one agency, 57 loan plazas, 479 branch ATMs and 13,003 convenience store- based, non-exclusive ATMs. We organize our operations based on customer and product segmentation, as follows:

..   retail banking;

..   commercial banking;

..   global corporate banking;

..   investment banking and asset management and Mitsubishi Securities;

..   UNBC;

..   operations services;

..   treasury; and

..   other, including systems services and eBusiness & IT Initiatives.

For a detailed analysis of our financial results by business segments, which are slightly different from our business organizations, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Business Segment Analysis." For a detailed analysis of financial results by geographic segment, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Geographic Segment Analysis."

Retail Banking Business Unit

Our retail banking business unit offers a full range of banking products and services, including financial consulting services, to individual customers in Japan. In addition to our branch offices and other direct distribution channels, our retail banking business unit offers products and services through e-net ATMs, a convenience store-based ATM network utilized by a number of different banks, telephone and internet banking services and mail order. Some of the unit's branches are joint branches with either Mitsubishi Trust Bank or Mitsubishi Securities, or both.

As part of the effort to realize synergies between us and Mitsubishi Trust Bank, the unit markets to its retail customers selected trust products of Mitsubishi Trust Bank under a trust agency arrangement.

Deposits and loans. The unit offers a full range of bank deposit products. One such product is a multiple purpose bank account that not only includes ordinary deposits but also has overdraft privileges collateralized by time deposits, bank debentures and public bonds held in custody. The unit also offers housing loans, educational loans, special purpose loans, card loans and other loans to individuals.

Investment trusts. The unit offers 27 equity and bond funds and a program fund, the M-CUBE program, which is exclusively organized for us by Frank Russell Company, and combines four specific funds. We offer a menu of funds that allows our customers to achieve their desired balance of risk diversification and return.

Tokyo-Mitsubishi Direct. The unit offers a telephone and internet banking service called Tokyo-Mitsubishi Direct. Since the service was launched in 1999, the number of customers using it has risen steadily, reaching 1.7 million individual customers in March 2003, which is approximately 11% of the unit's total customer base.

Credit cards. The unit offers Master Card and VISA credit cards through several channels. The unit offers the Tokyo-Mitsubishi Card. We also offer credit cards through our subsidiaries, DC Card Co., Ltd. and Tokyo Credit Service, Ltd.

Tokyo-Mitsubishi Cash One. Since March 2002, the unit has offered loans to its customers through Tokyo-Mitsubishi Cash One, Ltd., a consumer credit company established jointly by us, Mitsubishi Trust Bank and three leading Japanese consumer credit companies: Acom Co., Ltd., DC Card and JACCS Co., Ltd..

Commercial Banking Business Unit

Our commercial banking business unit mainly provides banking products and services to a wide range of business customers, from large corporations to medium-sized and small businesses, and is responsible for customer relationships. The unit serves these customers through 120 offices in Japan as well as directly through its headquarters. The unit provides traditional commercial banking services, such as deposits, settlement, foreign exchange and loans, as well as trust products of Mitsubishi Trust Bank, electronic banking and highly sophisticated consultancy services. The unit works closely with other business units, such as the treasury unit and the investment banking and asset management business unit.

Financing and fund management. The unit advises on financing methods for its customers' various financing needs, including loans with derivatives, corporate bonds, commercial paper, asset backed securities, securitization programs and syndicated loans. The unit also offers a wide range of products to meet its customers' fund management needs, such as deposits with derivatives, government bonds, debenture notes and investment funds.

Advice on business expansion overseas. The unit provides advisory services to its clients launching businesses overseas, particularly Japanese companies expanding into other Asian countries.

Settlement services. The unit provides electronic banking services that allow customers to make domestic and overseas remittances electronically. The unit's settlement and cash management services include global settlement services, Global Cash Management Services, a global pooling/netting service, and Treasury Station, a fund management system for group companies. These services are particularly useful to customers who do business worldwide.

Risk management. The unit offers swap, option and other risk-hedge programs to customers seeking to control foreign exchange, interest rate and other business risks.

Corporate management/financial strategies. The unit provides advisory services to its customers in the areas of mergers and acquisitions, inheritance-related business transfers and stock listings. The unit also helps customers develop financial strategies for restructuring their balance sheets. These strategies include the use of credit lines, factoring services and securitization of real estate.

Corporate welfare facilities. The unit offers products and administrative services to help its customers with employee benefit plans. As a service to these customers, it often provides housing loans to their employees. It also provides company-sponsored employee savings plans and defined contribution plans.

Global Corporate Banking Business Unit

Our global corporate banking business unit provides banking services to large Japanese corporations and their overseas operations as well as to non-Japanese corporations who do business on a global basis. The unit serves these customers through corporate banking divisions in Tokyo, a global network of 55 overseas branches and sub-branches, 17 representative offices and overseas banking subsidiaries.

Overseas business support. The unit provides a full range of services to support customers' overseas activities, including loans, deposits, assistance with mergers and acquisitions and cash management services. The unit provides financial services to customers in cooperation with other business units, such as the treasury unit and the investment banking and asset management business unit, and also through subsidiaries that are part of these units, such as Mitsubishi Securities, Tokyo-Mitsubishi International plc and BTM Capital Corporation.

During the fiscal year ended March 31, 2003, the unit provided advisory services to help customers develop financial strategies, such as arranging the issuance of asset-backed commercial paper, providing credit commitments and securitizing real estate in Japan. Together with the investment banking and asset management business unit, the unit also developed its investment banking business to increase non-interest income.

Global Cash Management Service. We started offering our Global Cash Management Service, or GCMS, through our foreign branches in 2000. This service allows customers to monitor their foreign accounts and make remittances through their personal computers. This service is now available through 14 foreign branches and the total number of GCMS corporate customers was over 1,800 at the end of March 2003, an increase of about 600 customers during the fiscal year ended March 31, 2003.

Strengthening relationships with banking institutions in China. We have been strengthening our relationship with Chinese local banks to support Japanese and non-Japanese companies entering the Chinese market. We currently have cooperation arrangements with four state-owned commercial banks in China with respect to Chinese yuan-denominated short-term funding and settlement. In August 2002, we entered into an alliance with China Development Bank to create new opportunities for our customers to obtain Chinese yuan-denominated long-term loans.

Investment Banking and Asset Management Business Unit and Mitsubishi Securities

Our investment banking business unit and asset management business unit were merged in May 2003 to form the investment banking and asset management business unit.

The unit provides capital markets, derivatives, structured finance and other services. Our other business units cooperate with the investment banking and asset management business unit in offering services to their customers. The unit provides some of its investment banking services, such as syndicated loans and structured finance, through us, but for regulatory reasons most of the securities business is conducted through subsidiaries and affiliates.

The unit provides asset management and trust products and services mainly to high net worth individuals, branch customers and corporate clients in Japan. Generally, these products and services are delivered to our customers through the retail banking business unit and the commercial banking business unit, and are provided by Tokyo-Mitsubishi Asset Management, Ltd. and Mitsubishi Trust Bank.

Mitsubishi Securities. In September 2002, we merged our securities subsidiaries and affiliate, KOKUSAI Securities Co., Ltd., Tokyo-Mitsubishi Securities Co., Ltd., Tokyo-Mitsubishi Personal Securities Co., Ltd. and Mitsubishi Trust Bank's securities affiliate, Issei Securities Co., Ltd., to create Mitsubishi Securities Co., Ltd., or Mitsubishi Securities. As of March 31, 2003, we owned 53.83% of Mitsubishi Securities. Mitsubishi Securities functions as the core of our securities and investment banking business, and since the merger we have been consolidating most of our securities business and various areas of our investment banking business, such as mergers and acquisitions, derivatives, corporate advisory and securitization operations that were previously conducted through our investment banking unit into Mitsubishi Securities. Starting with the fiscal year ended March 31, 2003, we started to account for Mitsubishi Securities as a separate segment for financial management purposes. For more details, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Business Segment Analysis."

Mitsubishi Securities advises its corporate clients, both Japanese and non-Japanese, on domestic and cross-border mergers and acquisitions. It has merger and acquisition teams in Tokyo, New York and Singapore and works with other strategic partners in the United States and the United Kingdom. Mitsubishi Securities will seek a wider range of customers and higher profitability by cooperating with us and Mitsubishi Trust Bank and by broadening the products and services it can offer. Mitsubishi Securities serves individual customers through a new business model, which includes opening up joint branches with us and Mitsubishi Trust Bank, and provides state-of-the-art financial solutions to corporate customers.

Mitsubishi Securities is reorganizing its branch network and plans to increase the number of joint branches with us and Mitsubishi Trust Bank. In addition, in order to streamline its business management structure, Mitsubishi Securities is implementing a plan to acquire overseas subsidiaries from us. Mitsubishi Securities has established a project team to promote cost reduction across the board by restructuring existing subsidiaries and further streamlining its operations. Mitsubishi Securities is also strengthening its internal control functions and inspection/audit functions and is working to raise employee awareness of compliance-related issues.

Derivatives. The unit develops and offers derivatives products for risk management and other financial needs. The unit has trading desks and sales teams specializing in derivatives in Tokyo, Singapore, Hong Kong, London and New York.

Securitization. In the securitization area, the unit is primarily engaged in asset-backed commercial paper programs and has securitization teams based in Tokyo, New York and London. In the fiscal year ended March 31, 2003, it executed a securitization loans and continues to develop and structure new types of transactions.

Syndicated loans. The unit structures and syndicates many types of loan transactions, including term loans, revolving credit and structured transactions. It has loan syndication operations in Tokyo, New York, London, Hong Kong and Singapore. We arranged syndicated loans with an aggregate principal amount totaling $42.8 billion in the calendar year 2002.

Structured finance. The unit engages in project finance, lease finance, real estate finance and other types of non-recourse financings. It provides customers with financial advisory services, loan arrangements and agency services. It has teams located in Tokyo, Hong Kong, Singapore, London, New York and Boston. We arranged financing for projects with an aggregate project value of approximately $1.5 billion in the calendar year 2002.

Other investment banking services. In the U.S., the unit offers leasing services through two subsidiaries, BTM Capital Corporation and BTM Leasing and Finance, Inc. BTM Capital Corporation offers a wide range of leasing services to non-Japanese customers, while BTM Leasing and Finance focuses on providing services to the U.S. subsidiaries and affiliates of Japanese corporations.

Asset management. Tokyo-Mitsubishi Asset Management, Ltd., a licensed discretionary investment advisor and investment trust management company, provides investment management and advisory services for institutional investors, including pension funds. It also offers a wide array of investment products, which, as of March 31, 2003, are marketed by almost 60 Japanese financial institutions, including us and regional banks, mainly to individual customers.

Tokyo-Mitsubishi Asset Management has expanded its investment product line-up and in the fiscal year ended March 31, 2003 launched three new funds that mainly invest in fixed-income securities issued by foreign governments and pay dividends monthly.

The Bank of Tokyo-Mitsubishi and Tokyo-Mitsubishi Asset Management also maintain business relationships with Mellon Financial Corporation, Frank Russell Company and Schroder Investment Management. Tokyo-Mitsubishi Asset Management distributes sophisticated investment products advised by each of them.

Defined Contribution Plan. We provide consulting services for defined contribution plans through Defined Contribution Plan Consulting of Japan Co., Ltd., which was established by us in alliance with Mitsubishi Trust Bank, Meiji Life Insurance Company and Tokio Marine & Fire Insurance, Ltd., following legislation introduced in October 2001. Defined Contribution Plan Consulting of Japan provides a full range of services, such as plan administration services and advising clients in the selection of investment products, to meet various needs for our corporate clients and the plan participants.

Wealth management. In 2002, two wealth management companies were established to capitalize on our wealth management resources and capabilities. In August 2002, Mitsubishi Tokyo Wealth Management Securities, Ltd. began its operations, and in September 2002, Mitsubishi Tokyo Wealth Management (Switzerland), Ltd. took over the private banking business from Bank of Tokyo-Mitsubishi (Switzerland), Ltd. These two subsidiaries provide sophisticated and broad investment services and solutions to high net worth customers.

UNBC Business Unit

As of June 30, 2003, we owned 65.6% of UnionBanCal Corporation, a publicly traded company listed on the New York Stock Exchange. UnionBanCal is a U.S. commercial bank holding company. Union Bank of California, N.A., UnionBanCal's bank subsidiary, is one of the largest commercial banks in California based on total assets and total deposits and is among the oldest banks on the West Coast, having roots as far back as 1864.

UNBC provides a wide range of financial services to consumers, small businesses, middle-market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally.

UNBC's operations are divided into four primary groups.

The Community Banking and Investment Services Group. The group offers its customers a broad spectrum of financial products. With a broad line of checking and savings, investment, loan and fee-based banking products, individual and business clients, including not-for-profit, small and institutional investors, can each have their specific needs met. As of June 30, 2003, these products were offered in 271 full-service branches, primarily in California, as well as in Oregon and Washington. In addition, the group offers international and settlement services, e-banking through its web site, check cashing services at its Cash & Save locations and tailored loan and investment products to its high net worth retail customers. Business customers are offered employee benefit, 401(k) administration, corporate trust, securities lending and custody (global and domestic) services. The group also provides investment advisory services and manages a proprietary mutual fund family, called "HighMark Funds," through a registered broker-dealer subsidiary and a registered investment advisor subsidiary.

In 2001, UNBC acquired the Fullerton, California-based Armstrong/Robitaille, Inc. In December 2002, UNBC acquired the San Diego, California-based John Burnham & Company. In March 2003, UNBC acquired the Pleasanton, California-based Tanner Insurance Brokers, Inc. Tanner is one of the largest full-service independent brokers of property and casualty insurance products in California. These acquired brokers allow UNBC to offer an extensive array of cost-effective risk management services and insurance products to business and retail customers.

During 2002, UNBC acquired the Simi Valley, California-based First Western Bank and the Santa Clarita, California-based Valencia Bank & Trust. In July 2003, UNBC also acquired Monterey Bay Bank, a community bank headquartered in Watsonville, California. The integration of these three banks expanded UNBC's geographic presence in both Southern and Northern California and increased its opportunities to provide its existing retail and business customers with a fuller range of financial services.

These transactions are examples of UNBC's commitment to expansion through targeted acquisitions and are consistent with its strategies to diversify earnings and broaden its branch network.

The Commercial Financial Services Group. The group offers a variety of commercial financial services, including commercial loans and project financing, real estate financing, asset-based financing, trade finance and letters of credit, lease financing, customized cash management services and selected capital markets products. The group's customers include middle-market companies, large corporations, real estate companies and other more specialized industry customers. In addition, specialized depository services are offered to title and escrow companies, retailers, domestic financial institutions, bankruptcy trustees and other customers with significant deposit volumes.

The International Banking Group. The group primarily provides correspondent banking and trade finance-related products and services to financial institutions worldwide, primarily in Asia. The group also serves select corporate clients in various countries worldwide, particularly in Asia. The group has a long and stable history of providing correspondent and trade-related services to international financial institutions.

The Global Markets Group. The group, in collaboration with other UNBC business groups, offers customers a broad range of products. They include a variety of foreign exchange products and risk management products, such as interest rate swaps and options. The group trades money market and fixed income securities in the secondary market and serves institutional investment needs. The group also manages market-related risks for UNBC as part of its responsibilities for asset/liability management, including funding UNBC's liquidity needs and addressing its interest rate risk.

Operations Services Unit

Through our operations services unit, we provide operations, settlement and custody services to our other business units. The unit also earns fee income by providing settlement and remittance services, including correspondent banking services, and both domestic and global custody services to our customers. In addition, the unit also offers competitive operations and settlement services to other financial institutions to meet their outsourcing needs.

Operations services. The operations division of our operations services unit provides operations services for the domestic commercial banking activities of the retail banking, commercial banking and global corporate banking business units. In February 2002, we introduced an automated seal matching system. We have also expanded centralized processing at our operations centers, which will increase the efficiency of our branch offices. On March 31, 2003, we entered into an alliance with 22 other regional banks to cooperate with regard to logistics among domestic branches in order to achieve more efficient branch network operations.

The operations division also offers outsourcing services in foreign remittance, export and import operations for Japanese financial institutions. As of March 31, 2003, 72 Japanese banks utilized our foreign remittance services offered under our "Global Operation Automatic Link (GOAL)" brand name, and a number of major Japanese banks outsourced their export and import operations to us.

Correspondent banking and settlement. The payment and clearing services division of our operations services unit maintains financial institutions' accounts with correspondent arrangements. As of March 31, 2003, we had correspondent arrangements with 3,068 foreign banks and other financial institutions, of which 1,736 had yen settlement accounts with us. We also have correspondent arrangements with 156 Japanese financial institutions, for which we held 139 yen and foreign currency accounts.

The Foreign Exchange Yen Clearing System in Japan introduced an entrustment procedure for yen clearing through which banks may entrust other banks to conduct yen clearing for them. We have the largest share of this business in the market. As of March 31, 2003, 47 regional and foreign banks in Japan outsourced their yen clearing operations to us. We handled approximately 25% of these transactions based on transaction amounts and are a market leader in the yen settlement business.

Our payment and clearing services division is also taking the initiative in the global implementation of the Continuous Linked Settlement operation, which is intended to eliminate the settlement risk that can occur when foreign exchange deals are settled.

Economic Cooperation Office. The Economic Cooperation Office of our operations division provides services related to Japan's official development assistance.

Custody. After the merger of the investment banking and the asset management business units, custody services was transferred to the operations services unit from the asset management business unit. We offer domestic custody services to foreign investors who invest in securities in Japan and global custody services to Japanese investors, through our subsidiary, Bank of Tokyo-Mitsubishi (Luxembourg) S.A. At March 31, 2003, approximately (Yen)26 trillion of assets were held under custodial arrangements, not including the
(Yen)15 trillion of assets held under custodial arrangements at Union Bank of California. We serve a wide range of institutional investors, both domestic and international, including commercial banks, insurance companies, major global custodians, central banks and international settlement organizations. Despite significant consolidation in the industry, we maintain a leading role in both domestic and global custody services.

Treasury Unit

The treasury unit manages our overall funding requirements. The unit is responsible for our asset liability management and manages our securities investment portfolio, foreign exchange and derivatives transactions, including proprietary trading. It works with other business units to provide various financial products such as foreign currency forward, currency options and commercial paper.

The treasury unit is active in the world financial markets and has global treasury offices in Tokyo, New York, London, Singapore and Hong Kong.

As part of its asset liability management for us, the treasury unit seeks to control our interest rate and liquidity risks and to make it possible for us to conduct our investment and fund-raising activities within an appropriate range of risk. The treasury unit centrally monitors and manages all interest rate risk and liquidity risk for us.

In the international money markets, the treasury unit raises foreign currency funds through inter-bank transactions, deposits and certificates of deposit. It actively deals in short-term yen-denominated instruments, such as interest rate swaps, futures and futures options. We are a major market maker in short-term yen interest rate swaps.

We are a leading market maker for the Tokyo foreign exchange and over-the-counter currency option markets. We have a large market share of transactions in the US dollar-yen sector and in other major cross currency and currency option trading.

The unit also actively trades in the secondary market for Japanese government bonds, local government bonds and government guaranteed bonds.

Other Units

Bank of Tokyo-Mitsubishi also has business units including:

..   system services, having responsibility for Bank of Tokyo-Mitsubishi's computer systems;

..   eBusiness & IT initiatives, having responsibility for developing and overseeing information technology within the Bank of Tokyo-Mitsubishi as well as related business opportunities; and

..   the corporate center, which retains functions such as strategic planning, overall risk management, internal auditing and compliance within Bank of Tokyo-Mitsubishi.

Competition

We face strong competition in all of our principal areas of operation. The deregulation of the Japanese financial markets as well as structural reforms in the regulation of the financial industry have resulted in dramatic changes in the Japanese financial system. Structural reforms have prompted Japanese banks to merge or reorganize their operations, thus changing the nature of the competition we face from other financial institutions as well as from other types of businesses.

Japan

Deregulation. Competition in Japan has intensified as a result of the relaxation of regulations relating to Japanese financial institutions. Previously, there were various restrictions, such as foreign exchange controls, ceilings on deposit interest rates and restrictions that compartmentalized business sectors. These restrictions served to limit competition. However, as a result of the deregulation of the financial sector, such as through the "Financial Big Bang," which was announced in 1996, most of these restrictions were lifted before 2000. Deregulation has eliminated barriers between different types of Japanese financial institutions, which are now able to compete directly against one another. Deregulation and market factors have also facilitated the entry of various large foreign financial institutions into the Japanese domestic market.

The Law amending the Relevant Laws for the Reform of the Financial System, or the Financial System Reform Act, which was promulgated in June 1998, provided a framework for the reform of the Japanese financial system by reducing the barriers between the banking, securities and insurance businesses enabling financial institutions to engage in businesses which they were not permitted to conduct before. The Banking Law, as amended, now permits banks to engage in the securities business by establishing or otherwise owning domestic and overseas securities subsidiaries with the approval of the Financial Services Agency, an agency of the cabinet office. We expect a further increase in competition among financial institutions in these new areas of permissible activities.

In terms of new market entrants, other financial institutions, such as Orix Corporation, and non-financial companies, such as Sony Corporation and Ito-Yokado Co., Ltd., have also begun to offer various banking services, often through non-traditional distribution channels. Also, in recent years, various large foreign financial institutions have significantly expanded their presence in the Japanese domestic market. Citigroup, for example, has expanded its banking activities and moved aggressively to provide investment banking and other financial services.

In the corporate banking sector, the principal effect of these reforms has been the increase in competition as two structural features of Japan's highly specialized and segmented financial system have eroded:

..   the separation of banking and securities businesses in Japan; and

..   the distinctions among the permissible activities of Japan's three principal types of private banking institutions.

For a discussion of the three principal types of private banking institutions, see "--Business Overview--The Japanese Financial System." In addition, in recent years, Japanese corporations are increasingly raising funds by accessing the capital markets, both within Japan and overseas, resulting in a decline in demand for loan financing. Furthermore, as foreign exchange controls have been generally eliminated, our customers can now have direct access to foreign financial institutions, with whom we must also compete.

In the consumer banking sector, the deregulation of interest rates on yen deposits and other factors have enabled us to offer customers an increasingly attractive and diversified range of products. For example, banks have been allowed to sell investment trusts and some types of insurance products with the possibility of expanding to additional types of insurance products in the future. We face competition in this sector from other private financial institutions as well as from Japan Post, a government-run public services corporation established on April 1, 2003, which was formerly known as the Postal Service Agency and which is the world's largest holder of deposits. Recently, competition has also increased due to the development of new products and distribution channels. For example, Japanese banks have started competing with one another by developing innovative proprietary computer technologies that allow them to deliver basic banking services in a more efficient manner and to create sophisticated new products in response to customer demand.

The trust assets business is a promising growth area that is competitive and becoming more so because of changes in the industry. In addition, there is growing corporate demand for change in the trust regulatory environment, such as reform of the pension system and related accounting regulations under Japanese GAAP. However, competition may increase in the future as regulatory barriers to entry are lowered. Currently, the Financial System Council is considering whether to expand the types of property that can be entrusted and to allow non-financial companies to conduct trust business. If these changes are implemented, the trust business will expand but at the same time there will be more competition.

Integration. Another major reason for heightened competition in Japan is the integration and reorganization of Japanese financial institutions. In 1998, amendments were made to the Banking Law to allow the establishment of bank holding companies, and this development together with various factors, such as the decline of institutional strength caused by the bad loan crisis and intensifying global competition, resulted in a number of integrations involving major banks in recent years. In September 2000, The Dai-Ichi Kangyo Bank, Limited, The Fuji Bank, Limited and The Industrial Bank of Japan, Limited jointly established a holding company, Mizuho Holdings, Inc., to own the three banks. In April 2002, these three banks were reorganized into two banks, Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd. In April 2001, The Sumitomo Bank, Limited and The Sakura Bank, Limited were merged into Sumitomo Mitsui Banking Corporation. In April 2001, The Sanwa Bank, Limited, The Tokai Bank, Limited and The Toyo Trust and Banking Company, Limited jointly established a holding company, UFJ Holdings, Inc., to own the three banks. In January 2002, the three banks were reorganized into two banks, UFJ Bank Limited and UFJ Trust Bank Limited. In December 2001, The Daiwa Bank, Ltd. and two regional banks established Daiwa Bank Holdings Inc., which in March 2002 consolidated with Asahi Bank, Ltd. and changed its corporate name to Resona Holdings, Inc. in October 2002. For information on the injection of public funds into Resona Bank, Ltd., a subsidiary bank of Resona Holdings, Inc., see "--Business Overview--Supervision and Regulation--Japan--Deposit Insurance System and Government Investment in Financial Institutions."

Foreign

In the United States, we face substantial competition in all aspects of our business. We face competition from other large U.S. and foreign-owned money-center banks, as well as from similar institutions that provide financial services. Through Union Bank of California, we compete principally with U.S. and foreign-owned money-center and regional banks, thrift institutions, insurance companies, asset management companies, investment advisory companies, consumer finance companies, credit unions and other financial institutions.

In other international markets, we face competition from commercial banks and similar financial institutions, particularly major international banks and the leading domestic banks in those financial markets outside Japan in which we conduct business.

The Japanese Financial System

Japanese financial institutions may be categorized into three types:

..   the central bank, namely the Bank of Japan;

..   private banking institutions; and

..   government financial institutions.

The Bank of Japan

The Bank of Japan's role is to maintain price stability and the stability of the financial system to ensure a solid foundation for sound economic development.

Private Banking Institutions

Private banking institutions in Japan are commonly classified into three categories (the following numbers are based on currently available information published by the Financial Services Agency):

..   ordinary banks (122 ordinary banks and 72 foreign commercial banks with ordinary banking operations in Japan);

..   trust banks (27 trust banks, including nine Japanese subsidiaries of foreign financial institutions); and

..   long-term credit banks (two long-term credit banks).

Ordinary banks in turn are classified as city banks, of which there are six, including us, and regional banks, of which there are 116. In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished based on head office location as well as the size and scope of their operations.

The city banks are generally considered to constitute the largest and most influential group of banks in Japan. Generally, these banks are based in large cities, such as Tokyo and Osaka, and operate nationally through networks of branch offices. City banks have traditionally emphasized their business with large corporate clients, including the major industrial companies in Japan. However, in light of deregulation and other competitive factors, many of these banks, including us, in recent years have increased their emphasis on other markets, such as small- and medium-sized companies and retail banking.

With some exceptions, the regional banks tend to be much smaller in terms of total assets than the city banks. Each of the regional banks is based in one of the Japanese prefectures and extends its operations into neighboring prefectures. Their clients are mostly regional enterprises and local public utilities, although the regional banks also lend to large corporations. In line with the recent trend among financial institutions toward mergers or business tie-ups, various regional banks have announced or are currently negotiating or pursuing integration transactions, in many cases in order to be able to undertake the huge investments required in information technology.

Trust banks provide various trust services relating to money trusts, pension trusts and investment trusts, and offer other services relating to real estate, stock transfer agency and testamentary services as well as banking services.

Long-term credit banks are engaged primarily in providing long-term loans to Japanese industries, principally with funds obtained from the issue of debentures.

In recent years, almost all of the city banks have consolidated with other city banks and also, in some cases, with trust banks or long-term credit banks. Integration among these banks was achieved, in most cases, through the use of a bank holding company as discussed in "--Business
Overview--Competition--Japan--Integration."

In addition to ordinary banks, trust banks and long-term credit banks, other private financial institutions in Japan, including shinkin banks or credit associations, and credit cooperatives, are engaged primarily in making loans to small businesses and individuals.

Government Financial Institutions

Since World War II, a number of government financial institutions have been established. These corporations are wholly owned by the government and operate under its supervision. Their funds are provided mainly from government sources.

Among them are the following:

..   The Development Bank of Japan, whose purpose is to contribute to the economic development of Japan by extending long-term loans, mainly to primary and secondary sector industries;

..   Japan Bank for International Cooperation, whose purpose is to supplement and encourage the private financing of exports, imports, overseas investments and overseas economic cooperation;

..   Japan Finance Corporation for Small Business, The Government Housing Loan
    Corporation and The Agriculture, Forestry and Fisheries Finance Corporation, the purpose of each of which is to supplement private financing in its relevant field of activity; and

..   The Postal Service Agency, which was reorganized in April 2003 into Japan
    Post, a government-run public services corporation.

In addition, in May 2003, the Tokyo Metropolitan Government announced its plan to establish a new bank as early as during the fiscal year beginning April 1, 2004. This will be the first case in which a local government creates a bank. The new bank is expected to offer various banking businesses, including deposit acceptances, lending and foreign currency exchanges and settlement services. The details of the new bank, including the extent and size of its services, are currently not certain.

Supervision and Regulation

Japan

Supervision. As a result of the deregulation and structural reforms in the Japanese financial industry, Japanese financial institutions gained the opportunity to provide a wider range of financial products and options to their clients as discussed in "--Business Overview--Competition--Japan," while at the same time becoming subject to stricter control and supervision.

After several reorganizations of Japanese governmental agencies, the Financial Services Agency was established in 1998. It is responsible for supervising and inspecting financial institutions, making policy for the overall Japanese financial system and conducting insolvency proceedings with respect to financial institutions. The Bank of Japan, as a central bank for financial institutions, conducts "on-site inspections," in which its staff visits financial institutions and inspects the assets and risk management systems of those institutions.

The Banking Law. Among various acts that regulate financial institutions, the Banking Law and its subordinated orders and ordinances is regarded as the fundamental law for ordinary banks and other private financial institutions. The Banking Law addresses bank holding companies, capital adequacy, inspections and reporting as well as scope of business activities, disclosure, accounting, limitation on granting credit and standards for arm's length transactions.

Capital adequacy. The capital adequacy guidelines adopted by the Financial Services Agency that are applicable to Japanese bank holding companies and banks with international operations closely follow the risk-weighted approach proposed by the Basel Committee on Banking Supervision of the Bank for International Settlements, and are intended to further strengthen the soundness and stability of Japanese banks.

In addition to credit risks, the guidelines regulate market risks. Market risk is defined as the risk of losses in on- and off-balance sheet positions arising from movements in market prices. The risks subject to these guidelines are:

..   the risks pertaining to interest rate-related instruments and equities in the trading book; and

..   foreign exchange risks and commodities risks of the bank.

Under the risk-based capital framework for credit risk purposes of the capital adequacy guidelines, on-balance sheet assets and off-balance sheet exposures are assessed according to broad categories of relative risk, based primarily on the credit risk of the counterparty and country transfer risk. Five categories of risk weights (0%, 10%, 20%, 50%, 100%) are applied to the different types of balance sheet assets. Off-balance sheet exposures are taken into account by applying different categories of "credit conversion factors" to arrive at credit-equivalent amounts, which are then weighted in the same manner as on-balance sheet assets involving similar counterparties, except that the maximum risk weight is 50% for exposures relating to foreign exchange, interest rate and other derivative contracts.

With regard to capital, the capital adequacy guidelines are in accordance with the standards of the Bank for International Settlement for a target minimum standard ratio of capital to modified risk-weighted assets of 8.0%. Modified risk-weighted assets is the sum of risk-weighted assets compiled for credit risk purposes and market risks multiplied by 12.5. The capital adequacy guidelines place considerable emphasis on tangible common stockholders' equity as the core element of the capital base, with appropriate recognition of other components of capital.

Capital is classified into three tiers, referred to as Tier I, Tier II and Tier
III. Tier I capital generally consists of stockholders' equity items, including common stock, preferred stock, capital surplus and retained earnings (which includes deferred tax assets) and minority interests, but recorded goodwill and other items, such as treasury stock, are deducted from Tier I capital. Tier II capital generally consists of:

..   general reserves for credit losses, subject to a limit of 1.25% of modified risk-weighted assets;

..   45% of the unrealized gains on investment securities available for sale;

..   45% of the land revaluation excess;

..   the balance of perpetual subordinated debt; and

..   the balance of subordinated term debt with an original maturity of over five years up to 50% of Tier I capital.

Tier III capital generally consists of short-term subordinated debt with an original maturity of at least two years and which is subject to a "lock-in" provision, which stipulates that neither interest nor principal may be paid if such payment would cause the bank's overall capital amount to be less than its minimum capital requirement. At least 50% of the minimum capital requirements must be maintained in the form of Tier I capital.

Several regulatory changes are proposed with respect to the calculation of capital ratios. In particular, the Financial System Council of the Financial Services Agency is discussing the adoption of rules limiting the amount of deferred tax assets that maybe included in the calculation of Tier I and/or total regulatory capital.

Inspection and reporting. By evaluating banks' systems of self-assessment, auditing their accounts and reviewing their compliance with laws and regulations, the Financial Services Agency monitors the financial soundness of banks, including the status and performance of their control systems for business activities. The inspection of banks is performed pursuant to a Financial Inspection Manual published by the Financial Services Agency with a view to emphasizing (i) each bank's self-assessment rather than the advice of the governmental authority and (ii) risk management made by each bank instead of a simple assessment of its assets. In recent years, the Financial Services Agency has continuously conducted special inspections of major banks in Japan regarding the grading and levels of write-offs and provisioning of some of their borrowers.

The Financial Services Agency, if necessary in order to secure the sound and appropriate operation of a bank's business, may request the submission of reports or materials from, or conduct an on-site inspection of, the bank and/or the bank holding company which holds the bank. If a bank's capital adequacy ratio falls below a specified level, the Financial Services Agency may request such bank to submit an improvement program and may restrict or suspend a bank's operation when it determines such action is necessary.

Under the amendments to the Banking Law and its subordinated orders and ordinances which became effective as of April 1, 2002, a person who desires to hold 20%, and in exceptional cases 15%, or more of the voting rights of a bank is required to obtain prior approval of the Commissioner of the Financial Services Agency. In addition, the Financial Services Agency may request the submission of reports or materials from, or conduct an inspection of, the person who holds 20%, and in exceptional cases 15%, or more of the voting rights of a bank if necessary in order to ensure the appropriate business operation of such bank.

Furthermore, any person who becomes a holder of more than 5% of the voting rights of a bank holding company or bank must report its ownership of voting rights to the Director of the relevant local finance bureau within five business days. In addition, any subsequent change of 1% or more in any previously reported holding or any change in material matters set out in reports previously filed must be reported, with some exceptions.

The Bank of Japan also conducts inspections of banks similar to those undertaken by the Financial Services Agency. The amended Bank of Japan Law provides that the Bank of Japan and financial institutions may agree as to the form of inspection to be conducted by the Bank of Japan.

Laws limiting shareholdings of banks. The provisions of the Anti-Monopoly Law that prohibit a bank from holding more than 5% of another company's voting rights do not apply to a bank holding company. However, the Banking Law prohibits a bank holding company and its subsidiaries from holding, on an aggregated basis, more than 15% of the voting rights of companies other than those which can legally become subsidiaries of bank holding companies.

In November 2001, a law which imposes a limitation on a bank's shareholding of up to the amount equivalent to its Tier I capital was enacted. This limitation was scheduled to become effective in September 2004, but is now scheduled to become effective in September 2006. To assist banks in complying with this limitation while mitigating the adverse impact on the stock market, the Banks' Shareholdings Purchase Corporation was established through the contributions of 128 financial institutions to acquire stocks from banks at market prices. The lifespan of the Banks' Shareholdings Purchase Corporation was extended to March 31, 2017.

In October 2002, the Policy Board of the Bank of Japan issued guidelines for the Bank of Japan's purchase of listed stocks from commercial banks whose aggregate value of stockholdings exceed their Tier I capital. The Bank of Japan has adopted this policy for the purpose of assisting commercial banks in reducing the size of their share portfolios without materially adversely affecting prevailing market prices. Under the guidelines, which were revised in March 2003, the Bank of Japan will acquire up to (Yen)3 trillion of stock from commercial banks portfolios at prevailing market prices, and not sell the acquired securities until after September 2007.

The Securities and Exchange Law. Article 65 of the Securities and Exchange Law of Japan generally prohibits a bank from engaging in the securities business. Under this law, banks, including us, may not engage in the securities business except limited activities such as dealing in, underwriting of and acting as broker for, Japanese governmental bonds, Japanese local government bonds and Japanese government guaranteed bonds and selling investment trusts certificates.

In general, the restrictions of the Securities and Exchange Law do not extend directly to the subsidiaries of banks located outside Japan, which engage in the securities business mainly in connection with capital-raising by Japanese companies outside of Japan.

Despite the general prohibition under Article 65, the Financial System Reform Law allows banks, trust banks and securities companies to engage in the businesses of other financial sectors through their subsidiaries in Japan. Furthermore, banks' securities subsidiaries in Japan are now permitted to engage in the underwriting and brokerage of not only bonds, but also equity securities. This has enabled the securities subsidiaries of banks to offer various securities-related services to their customers.

In addition, we are required to file with the Director of the Kanto Local Finance Bureau of the Ministry of Finance a securities report for each fiscal period supplemented by semi-annual and extraordinary reports pursuant to the Securities and Exchange Law.

Anti-money laundering laws. Under the Law for Punishment of Organized Crimes and Regulation of Criminal Profits, banks and other financial institutions are required to report to the competent minister, in the case of banks, the Commissioner of the Financial Services Agency, any assets they receive while conducting their businesses that are suspected to be illicit profits from criminal activity.

Law concerning trust business conducted by financial institutions. Under the Trust Business Law, joint stock companies that are licensed by the Prime Minister as trust companies are allowed to conduct trust business. In addition, under the Law Concerning Concurrent Operation for Trust Business by Financial Institutions, banks and other financial institutions, as permitted by the Prime Minister, are able to conduct trust business.

Deposit insurance system and government investment in financial institutions. The Deposit Insurance Law is intended to protect depositors if a financial institution fails to meet its obligations. The Deposit Insurance Corporation was established in accordance with that law.

City banks, including us, regional banks, trust banks, long-term credit banks and various other credit institutions participate in the deposit insurance system on a compulsory basis.

Under the Deposit Insurance Law, the maximum amount of protection is (Yen)10 million per customer within one bank. However, the deposits in some accounts such as current accounts and ordinary accounts are fully protected without a maximum amount limitation until the end of March 2005. From April 1, 2005, all deposits will be subject to the (Yen)10 million cap, which is currently applicable only to time deposits, except for non-interest bearing deposits that are redeemable in demand and used by the depositor primarily for payment and settlement functions. Currently, the Deposit Insurance Corporation charges insurance premiums equal to 0.090% on the deposits in current accounts, ordinary accounts and some other similar accounts, which are fully protected as mentioned above, and premiums equal to 0.080% on the deposits in other accounts.

Since 1998, the failure of a number of large-scale financial institutions has led to the introduction of various measures with a view to stabilizing Japan's financial system, including financial support from the national budget.

The Law Concerning Emergency Measures for Revitalization of Financial Function, or the Financial Revitalization Law, enacted in October 1998, provides for (i) temporary national control of a failed financial institution, (ii) dispatch of a financial resolution administrator to the failed financial institution and
(iii) the establishment of a bridge bank which takes over the business of the failed financial institution on a temporary basis.

The Law Concerning Emergency Measures for Early Strengthening of Financial Function, or the Financial Function Early Strengthening Law, also enacted in October 1998, provided for government funds to be made available to financial institutions "prior to failure" as well as to financial institutions with "sound" management, for the purpose of increasing the capital ratio of such financial institutions and to strengthen their function as financial market intermediaries. The availability of new funds for this purpose ended on March 31, 2001. Capital injections made under the Financial Function Early Strengthening Law amounted to approximately (Yen)10 trillion.

Starting in April 2001, amendments to the Deposit Insurance Law established a new framework which enables the Deposit Insurance Corporation to inject capital into a bank if the Prime Minister recognizes it must do so to guard against financial systemic risk. In May 2003, Resona Bank, Ltd., a subsidiary bank of Resona Holdings, Inc., was recognized by the Prime Minister to be in need of a subscription of shares and other measures to expand its capital. Such recognition was made in accordance with Article 102, Section 1 of the Deposit Insurance Law. In response to such recognition, Resona Bank, Ltd. applied for and received an injection of public funds in the total amount of (Yen)1.96 trillion.

Taxation topics concerning banks. We are involved in legal proceedings with the Tokyo Metropolitan Government and the Osaka Prefectural Government regarding recent local taxes enacted by those governments. For a more detailed discussion of these legal proceedings, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Recent Developments--Legal Proceedings for Local Taxes" and the notes to our consolidated financial statements.

United States

As a result of our operations in the United States, we are subject to extensive U.S. federal and state supervision and regulation.

Overall supervision and regulation. We are subject to supervision, regulation and examination with respect to our U.S. operations by the Board of Governors of the Federal Reserve System, or the Federal Reserve Board, because we are a bank holding company under the U.S. Bank Holding Company Act of 1956, as amended, or the BHCA, and pursuant to the International Banking Act of 1978, as amended, or the IBA, because we maintain branches and agencies in the United States.

The Federal Reserve Board functions as our "umbrella" or overall regulator under amendments to the BHCA effected by the Gramm-Leach-Bliley Act of 1999, which among other things:

..   prohibited further expansion of activities in which bank holding companies, acting directly or through nonbank subsidiaries, may engage;

..   authorized qualifying bank holding companies to opt to become "financial holding companies," and thereby acquire the authority to engage in an expanded list of activities, including merchant banking, insurance underwriting and a full range of securities activities; and

..   modified the role of the Federal Reserve Board by specifying new relationships between the Federal Reserve Board and the functional regulators of subsidiaries of both bank holding companies and financial holding companies.

We have not elected to become a financial holding company.

The BHCA generally prohibits each of a bank holding company and a foreign banking organization that maintains branches or agencies in the United States from, directly or indirectly, acquiring more than 5% of the voting shares of any company engaged in non-banking activities in the United States unless the bank holding company or foreign banking organization has elected to become a financial holding company, as discussed above, or the Federal Reserve Board has determined, by order or regulation, that such activities are so closely related to banking as to be a proper incident thereto and has granted its approval to the bank holding company or foreign banking organization for such an acquisition. The BHCA also requires a bank holding company or foreign banking organization that maintains branches or agencies in the United States to obtain the prior approval of an appropriate federal banking authority before acquiring, directly or indirectly, the ownership of more than 5% of the voting shares or control of any U.S. bank or bank holding company. In addition, under the BHCA, a U.S. bank or a U.S. branch or agency of a foreign bank is prohibited from engaging in various tying arrangements involving it or its affiliates in connection with any extension of credit, sale or lease of any property or provision of any services.

U.S. branches and agencies of subsidiary Japanese banks. Under the authority of the IBA, we operate branches in Los Angeles and San Francisco, California; Chicago, Illinois; New York, New York; Portland, Oregon; and Seattle, Washington; agencies in Atlanta, Georgia; and Houston, Texas; and representative offices in Washington, D.C; Minneapolis, Minnesota; Dallas, Texas; and Jersey City, New Jersey.

The IBA provides, among other things, that the Federal Reserve Board may examine U.S. branches and agencies of foreign banks, and that each such branch and agency shall be subject to on-site examination by the appropriate federal or state bank supervisor as frequently as would a U.S. bank. The IBA also provides that if the Federal Reserve Board determines that a foreign bank is not subject to comprehensive supervision or regulation on a consolidated basis by the appropriate authorities in its home country, or if there is reasonable cause to believe that the foreign bank or its affiliate has committed a violation of law or engaged in an unsafe or unsound banking practice in the United States, the Federal Reserve Board may order the foreign bank to terminate activities conducted at a branch or agency in the United States.

U.S. branches and agencies of foreign banks must be licensed, and are also supervised and regulated, by a state or by the Office of the Comptroller of the Currency, or the OCC, the federal regulator of national banks. All of our branches and agencies in the United States are state-licensed. Under U.S. federal banking laws, state-licensed branches and agencies of foreign banks may engage only in activities that would be permissible for their federally-chartered or licensed counterparts, unless the Federal Reserve Board determines that the additional activity is consistent with sound practices. U.S. federal banking laws also subject state-licensed branches and agencies to the single-borrower lending limits that apply to federal branches and agencies, which generally are the same as the lending limits applicable to national banks, but are based on the capital of the entire foreign bank.

As an example of state supervision, our branch in New York is licensed by the New York State Superintendent of Banks, or the Superintendent, pursuant to the New York Banking Law. Under the New York Banking Law and the Superintendent's regulations, we must maintain with banks in the State of New York eligible assets as defined and in amounts determined by the Superintendent. Our New York branch must also submit written reports concerning its assets and liabilities and other matters, to the extent required by the Superintendent, and is examined at periodic intervals by the New York State Banking Department. In addition, the Superintendent is authorized to take possession of our business and property located in New York whenever events specified in the New York Banking Law occur.

U.S. subsidiary banks.  We indirectly own and control two U.S. banks:

..   Bank of Tokyo-Mitsubishi Trust Company, New York, New York through Bank of
    Tokyo-Mitsubishi, a registered bank holding company; and

..   Union Bank of California, N.A. through our subsidiary, UnionBanCal
    Corporation, a registered bank holding company.

Bank of Tokyo-Mitsubishi Trust Company is chartered by the State of New York and is subject to the supervision, examination and regulatory authority of the Superintendent pursuant to the New York Banking Law. Union Bank of California, N.A., is a national bank subject to the supervision, examination and regulatory authority of the OCC.

The Federal Deposit Insurance Corporation, or the FDIC, is the primary federal agency responsible for the supervision, examination and regulation of our New York-chartered bank referred to above, and insures the deposits of both of our U.S. subsidiary banks. In the event of the failure of an FDIC-insured bank, the FDIC is virtually certain to be appointed as receiver, and would resolve the failure under provisions of the Federal Deposit Insurance Act.

An FDIC-insured institution that is affiliated with a failed or failing FDIC-insured institution can be required to indemnify the FDIC for losses resulting from the insolvency of the failed institution, even if this causes the affiliated institution also to become insolvent. In the liquidation or other resolution of a failed FDIC-insured depository institution, deposits in its U.S. offices and other claims for administrative expenses and employee compensation are afforded a priority over other general unsecured claims, including deposits in offices outside the United States, non-deposit claims in all offices, and claims of a parent company. Moreover, under long-standing Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength for its subsidiary banks and to commit resources to support such banks.

Bank capital requirements and capital distributions. Our U.S. bank subsidiaries and UnionBanCal Corporation, our U.S. subsidiary bank holding company, are subject to applicable risk-based and leverage capital guidelines issued by U.S. regulators for banks and bank holding companies. All of our U.S. subsidiary banks are "well capitalized" under those guidelines as they apply to banks, and our U.S. subsidiary bank holding company exceeds all minimum regulatory capital requirements applicable to domestic bank holding companies. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, provides, among other things, for expanded regulation of insured depository institutions, including banks, and their parent holding companies. As required by FDICIA, the federal banking agencies have established five capital tiers ranging from "well capitalized" to "critically undercapitalized" for insured depository institutions. As an institution's capital position deteriorates, the federal banking regulators may take progressively stronger actions, such as further restricting affiliate transactions, activities, asset growth or interest payments. In addition, FDICIA generally prohibits an insured depository institution from making capital distributions, including the payment of dividends, or the payment of any management fee to its holding company, if the insured depository institution would subsequently become undercapitalized.

The availability of dividends from insured depository institutions in the United States is limited by various other statutes and regulations. The National Bank Act and other federal laws prohibit the payment of dividends by a national bank under various circumstances and limit the amount a national bank can pay without the prior approval of the OCC. In addition, state-chartered banking institutions are subject to dividend limitations imposed by applicable federal and state laws.

Other regulated U.S. subsidiaries. Our nonbank subsidiaries that engage in securities or futures-related activities in the United States are regulated by appropriate functional regulators, such as the SEC, the Commodities Futures Trading Commission, any self-regulatory organizations of which they are members, and the appropriate state regulatory agencies. These nonbank subsidiaries are required to meet separate minimum capital standards as imposed by those regulatory authorities.

The Gramm-Leach-Bliley Act removed almost all of the pre-existing statutory barriers to affiliations between commercial banks and securities firms by repealing Sections 20 and 32 of the Glass-Steagall Act. At the same time, however, the so-called "push-out" provisions of the Gramm-Leach-Bliley Act narrowed the exclusion of banks, including our U.S. branches, from the definitions of "broker" and "dealer" under the Securities Exchange Act of 1934, potentially requiring all such banks to transfer some activities to affiliated broker-dealers. In May 2001, the SEC issued interim rules defining some terms in the "push-out" provisions and granting banks additional exemptions from broker-dealer registration. Since that time, the SEC has made modifications to the proposed rules and has extended the time period for compliance with such rules several times. In April 2003, the SEC extended the date by which banks must bring their activities into compliance with some of the push-out provisions related to broker-dealer activities by exempting banks from the definition of "broker" until November 12, 2004. The rules narrowing the exclusion of banks from the definition of "dealer" are scheduled to become effective on September 30, 2003. It is possible that the SEC will further modify these rules or delay their effectiveness.

USA PATRIOT Act. The USA PATRIOT Act of 2001 substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra territorial jurisdiction of the United States. Failure of a financial institution to comply with the USA PATRIOT Act's requirements could have serious legal and reputational consequences for the institution.

C.  Organizational Structure

The following chart presents our basic corporate structure:


                     Mitsubishi Tokyo Financial Group, Inc.

             100%                                      100%

          The Bank of                         The Mitsubishi Trust and
     Tokyo-Mitsubishi, Ltd.                     Banking Corporation


Set forth below is a list of our significant subsidiaries at March 31, 2003.

                                                                      Proportion of Proportion of
                                                        Country of      ownership      voting
                         Name                          incorporation  interest (%)  interest (%)
------------------------------------------------------ -------------- ------------- -------------
Mitsubishi Securities Co., Ltd........................     Japan          53.83         54.13
DC Card Co., Ltd......................................     Japan          41.30         41.30
The Diamond Mortgage Co., Ltd./(1)/...................     Japan         100.00        100.00
Tokyo-Mitsubishi Asset Management Ltd.................     Japan          50.06         50.06
Mitsubishi Tokyo Wealth Management Securities, Ltd....     Japan         100.00        100.00
The Diamond Factors Limited...........................     Japan          75.83         75.83
The Diamond Home Credit Company Limited...............     Japan          99.66         99.66
BOT Lease Co., Ltd....................................     Japan          12.65         12.65
UnionBanCal Corporation............................... United States      65.49         65.49
Union Bank of California, N.A......................... United States      65.49         65.49
Bank of Tokyo-Mitsubishi Trust Company................ United States     100.00        100.00
Tokyo-Mitsubishi International plc.................... United Kingdom    100.00        100.00
Mitsubishi Tokyo Wealth Management (Switzerland), Ltd.  Switzerland       90.00         90.00

--------
(1) In February 2003, we decided to dissolve The Diamond Mortgage Co., Ltd., our mortgage securities subsidiary. For a more detailed discussion, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Recent Developments--Dissolution of Mortgage Securities Subsidiary."

D.  Property, Plants and Equipment

The following table presents our premises and equipment at cost as of March 31, 2002 and 2003:

                                                 At March 31
                                        -----------------------------
                                             2002           2003
                                        -------------- --------------
                                                (in millions)
          Land......................... (Yen)  119,361 (Yen)  112,808
          Buildings....................        327,647        320,808
          Equipment and furniture......        468,054        435,973
          Leasehold improvements.......        214,373        215,822
          Construction in progress.....          3,243         12,057
                                        -------------- --------------
             Total.....................      1,132,678      1,097,468
          Less accumulated depreciation        611,570        611,903
                                        -------------- --------------
          Premises and equipment-net... (Yen)  521,108 (Yen)  485,565
                                        ============== ==============

Our head office is located in a modern 24-story building at 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, and is comprised of 1,326,000 square feet of office space. We utilize the entire building and its site. At March 31, 2003, we conducted our banking operations either in our owned premises or in leased properties.

The following table presents the areas and book values of our material office and other properties at March 31, 2003:

                                       Area               Book value
                           (in thousands of square feet) (in millions)
                           ----------------------------- -------------
          Owned land......             8,972             (Yen)112,808
          Leased land.....             1,170                       --
          Owned buildings.            14,870                  134,971
          Leased buildings             9,058                       --

Our owned land and buildings are primarily used by our branches. Most of the buildings and land owned by us are free from material encumbrances, except as described below.

In March 1999, we sold a 50% undivided interest in each of our head office land and building and our main office land and building and at the same time we entered into an agreement to lease back from the buyer the 50% undivided interests of the buildings sold for a period of seven years. We accounted for these transactions as financing arrangements.

During the fiscal year ended March 31, 2003, we invested approximately
(Yen)38.8 billion primarily for office renovations and purchases of furniture and equipment.

Item 5.  Operating and Financial Review and Prospects.

A.  Operating Results

The following discussion and analysis should be read in conjunction with "Item 3.A. Key Information--Selected Financial Data" and our consolidated financial statements and related notes included elsewhere in this Annual Report.

Introduction

We are a wholly owned subsidiary of Mitsubishi Tokyo Financial Group. We provide a broad range of financial services, including commercial banking, investment banking and other services, to individual and corporate customers. The banking industry and the global financial markets are influenced by many unpredictable factors, including economic conditions, monetary policy, international political events, liquidity in global markets and regulatory developments. Our operations are significantly affected by external factors, such as the level and volatility of interest rates, currency exchange rates, stock and real estate markets and other economic and market conditions. In particular, serious problems with nonperforming assets and depressed stock and real estate markets resulting from prolonged severe economic conditions in Japan have significantly affected our operations in recent years. Japanese financial institutions have experienced and are still experiencing protracted asset quality problems. In addition, we hold a significant number of shares in some of our customers for strategic purposes, in particular to maintain long-term relationships. These shareholdings expose us to a risk of losses resulting from a decline in their market prices. Accordingly, our results of operations may vary significantly from period to period because of unpredictable events, including unexpected failures of large corporate borrowers, defaults in emerging markets and market volatility.

Recent Developments

Global Offering of Mitsubishi Tokyo Financial Group's Common Stock

In connection with the global offering by Mitsubishi Tokyo Financial Group in March 2003, we issued 344,014 thousand new shares of our common stock to Mitsubishi Tokyo Financial Group and sold 124,179 shares of Mitsubishi Tokyo Financial Group's common stock at a public offering price of (Yen)475,000 per share in the global offering. We received approximately (Yen)171.2 billion in aggregate net cash proceeds from the issuance of new shares of our common stock and approximately (Yen)56.6 billion in aggregate net cash proceeds from the sale of Mitsubishi Tokyo Financial Group's common stock in the global offering, which were used for our general corporate purposes. After deducting underwriters' discounts and commissions and offering expenses, these transactions related to the global offering by Mitsubishi Tokyo Financial Group increased our common stock by (Yen)86.0 billion and capital surplus by
(Yen)150.2 billion, and decreased parent company's stock by (Yen)23.0 billion.

Acquisition and Merger of Securities Companies

On September 1, 2002, KOKUSAI Securities Co., Ltd., a former equity method investee and a listed securities firm in Japan, Tokyo-Mitsubishi Securities Co., Ltd., a former subsidiary, Tokyo-Mitsubishi Personal Securities Co., Ltd., a former subsidiary, and Issei Securities Co., Ltd., a former equity method investee of Mitsubishi Trust Bank, were merged into one securities company, with KOKUSAI Securities continuing as the surviving corporation, under the new name of Mitsubishi Securities Co., Ltd. The merger was consummated through a stock-for-stock exchange, as a result of which we acquired, immediately after the merger, an equity interest of 53.05% in Mitsubishi Securities. The acquisitions of the net assets of KOKUSAI Securities, Issei Securities and Tokyo-Mitsubishi Personal Securities were accounted for using the purchase method. The cost of acquisition was determined based on the quoted market price of KOKUSAI Securities' common stock during the five-day period before and after April 8, 2002 when the terms of the acquisition were agreed to and announced. No goodwill was recognized as a result of the merger. The decrease in the net assets of Tokyo-Mitsubishi Securities was accounted for as a sale of investment in a subsidiary, resulting in a (Yen)19.6 billion loss for the fiscal year ended March 31, 2003, which was included in non-interest expense-other: other non-interest expenses.

Adoption of Consolidated Corporate-Tax System

Mitsubishi Tokyo Financial Group has elected to file consolidated corporate-tax returns starting in the fiscal year ended March 31, 2003. The consolidated corporate-tax system allows companies to base tax payments on the combined profits or losses of a parent company and its wholly-owned domestic subsidiaries. The consolidated amount of current and deferred tax expense (benefit) for a group that files a consolidated tax return is allocated among the members of the group. We have used the separate return method of allocation in determining our current and deferred income taxes. When the separate return method of allocation is used, current and deferred tax expense (benefit) is determined for each member of a consolidated group by applying the requirements of Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes," as if that group member were filing a separate tax return.

Amendments of Local Tax System

The Japanese government enacted uniform local tax laws in March 2003, which introduced value-added taxes and replaced a part of the existing local taxes based on income. Under the new local tax laws, enterprise taxes will be computed based on three components: (a) amount of profit, (b) amount of value-added (total payroll, net interest paid or received, net rent paid and income before use of net operating losses) and (c) amount of total paid-in capital. The taxes are computed by adding together the totals of each of the three components each of which is calculated separately. The new local tax becomes effective for the fiscal year beginning after March 31, 2004.

Legal Proceedings for Local Taxes

In the fiscal year ended March 31, 2001, both the Tokyo Metropolitan Government and Osaka Prefectural Government began to impose local taxes that were applicable only to large banks operating within their respective jurisdictions, including us, based on their gross operating profits. We recognized the impact of the local taxes in our statements of operations and accounted for them as non-interest expenses for the fiscal years ended March 31, 2001, 2002 and 2003. Banks, including us, are currently challenging the legality of the local taxes in both Tokyo and Osaka. In March 2002, the tax imposed by the Tokyo Metropolitan Government was overturned by the Tokyo District Court. In January 2003, the Tokyo High Court also overturned the local tax and ordered the Tokyo Metropolitan Government to, among other things, refund the tax payments that banks, including us, had paid over the past fiscal years. The refund represents the difference between the 3.0% tax on the gross operating profits paid by the banks and the amount computed based on their taxable incomes under the former rule. The Tokyo Metropolitan Government has appealed this decision and the matter is presently being litigated in the Supreme Court of Japan.

On September 17, 2003, attorneys representing the banks, including us, came to a basic agreement as part of the proceedings in the Supreme Court with attorneys representing the Tokyo Metropolitan Government as to the conditions of a settlement. The conditions of the settlement include (a) a revision of the applicable tax rate to 0.9% from the current 3.0%, effective retroactive to the date of enactment of the local tax in the fiscal year ended March 31, 2001 and
(b) a refund representing the difference between the amount already paid by the banks and the amount computed based on the newly enacted rate plus accrued interest. The settlement is subject to the approval of each bank participating in the litigation and an amendment by the Tokyo Metropolitan Assembly to the municipal ordinance imposing the local tax. If the banks and the Tokyo Metropolitan Government settle pursuant to the terms contemplated by the basic agreement, we will be entitled to a tax refund for the fiscal years ended March 31, 2001, 2002 and 2003 amounting to (Yen)30.3 billion plus accrued interest. To date, no decisions have been made by the Osaka District Court concerning the local tax imposed by the Osaka Prefectural Government.

Because the legal process has not been completed, we have not recorded any gain in our consolidated financial statements concerning the tax refund mentioned above.

Pension Plan Amendment

In November 2002, we amended our pension plan to reduce employee pension benefits by amounts ranging from 7% to 20% commencing with employees who retire on or after April 1, 2003. This plan amendment is expected to lower our net periodic pension costs and decrease our pension obligations.

Planned Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities

On June 30, 2003, we submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion in defined benefit pension plans established under the Japanese Welfare Pension Insurance Law, and the application was approved by the government on August 1, 2003. Upon that approval, we began making pension insurance payments to the government and the government assumed the benefit obligations arising from future employee services. However, in order to complete the entire separation process, we must make another application for separation of the remaining substitutional portion related to the benefit obligation for past services, but the timing of the application has not been decided. Upon the approval of the second application, we will transfer to a government agency our remaining substitutional obligation and related pension plan assets, which amount will be determined pursuant to a government formula, and in exchange be released from paying the remaining substitutional portion of the benefits to our employees. For more detailed information on the transfer of pension fund liabilities, see "--Liquidity and Capital Resources--Financial Condition--Severance Indemnities and Pension Liabilities."

Government Plan to Revive Financial Sector

In late 2002, the Japanese government announced its plan to restore confidence in the Japanese financial system. Under the plan, the Financial Services Agency, the Bank of Japan and other elements of the government of Japan have taken several steps to address the asset quality problems faced by many Japanese financial institutions, strengthen the capital base, improve the governance of major Japanese banks and bring greater stability to the financial system. These steps announced or taken by the government include more rigorous assessment of assets, improvement of capital ratios, improvement of governance, extension of deposit guarantees, government support of distressed financial institutions, improvement of the Financial Services Agency's monitoring system and a new framework for corporate revival.

The government plan primarily features the acceleration of disposals of nonperforming loans held by major banks, including us and Mitsubishi Trust Bank, and the rehabilitation of companies with financial difficulty. Under the Program for Financial Revival, the Financial Services Agency has stated that it will strive to normalize the problems with nonperforming loans by March 31, 2005, by reducing major banks' ratios of nonperforming loans to total loans by about half, and will aim to create a stronger financial system that can support these structural reforms. In connection with the acceleration of the disposal of nonperforming loans, the RCC, which is wholly owned by the Deposit Insurance Corporation, has been playing an important role as a purchaser of nonperforming loans.

Under the government plan, in order to assist commercial banks in reducing the size of their equity share portfolios without materially adversely affecting prevailing stock market prices, the Bank of Japan began purchasing stocks held by banks. Transfers of stocks to the Bank of Japan are sale transactions without any continuing involvements. In order to minimize the risk of price decline of such investments and seeking to comply with the legislation forbidding banks from holding stocks with aggregate market values less unrealized gains in excess of their Tier I capital after September 30, 2004, a date which was later extended to after September 30, 2006 as discussed below, we have substantially reduced our holdings of strategic equity investments.

On December 11, 2002, the Deposit Insurance Law and other related laws were amended. Prior to the amendment, guarantees of liquid deposits, such as ordinary deposits and current deposits were set to be capped at (Yen)10 million per customer within one bank starting on April 1, 2003. Under the amended deposit insurance system, the Deposit Insurance Corporation guarantees in full all current deposits, ordinary deposits and other specified deposits until March 31, 2005. From April 1, 2005, all deposits will be subject to the (Yen)10 million cap, which is currently applicable only to time deposits, except for non-interest bearing deposits that are redeemable on demand and used by the depositor primarily for payment and settlement functions.

Revision to Legislation Forbidding Banks from Holding Stocks in Excess of Tier I Capital

On July 25, 2003, the Japanese government enacted a revision to the legislation forbidding banks from holding stocks with aggregate market values less unrealized gains in excess of their Tier I capital. The revision postpones the date after which banks will be forbidden from such holdings of stocks to September 30, 2006. The revision also extends the lifespan of the Banks' Shareholdings Purchase Corporation to March 31, 2017 and abolishes subordinated contributions, which, under the previous legislation, banks were required to make at the time of a sale of stocks to the Special Account of the Banks' Shareholdings Purchase Corporation at a rate of 8% of the price at which the stocks were sold. This revision became effective in August 2003.

Establishment of the Industrial Revitalization Corporation of Japan

In April 2003, revisions to the Law on Special Measures for Industrial Revitalization were made to introduce the newly established Industrial Revitalization Corporation of Japan, or the Industrial Revitalization Corporation. The Industrial Revitalization Corporation is expected to contribute to the revitalization of borrowers with financial difficulties and the restoration of confidence in the Japanese financial system by accelerating the disposal of problem loans. For these purposes, the Industrial Revitalization Corporation purchases loans, especially restructured loans, from non-primary lending banks at fair value reflecting the borrowers' business plans and cooperates with primary lending banks to assist the borrowers in revitalizing their businesses and operations. Under the current plan, the Industrial Revitalization Corporation will purchase loans over two years, and then generally sell them to third parties within three years. The Industrial Revitalization Corporation is scheduled to be dissolved in five years when it sells all loans that it purchased from banks. We made investments of (Yen)7.0 billion in April 2003 in the Deposit Insurance Corporation, a shareholder of the Industrial Revitalization Corporation, which corresponds to approximately 14% interest in the Industrial Revitalization Corporation. Depending on the Industrial Revitalization Corporation's performance in five years and the Industrial Revitalization Corporation's net assets at that time, we may receive a surplus in addition to the redemption of the investments or may incur losses up to the amount of our investments.

Dissolution of Mortgage Securities Subsidiary

In February 2003, we decided to dissolve our mortgage securities subsidiary, The Diamond Mortgage Co., Ltd., due to the adverse business environment for the mortgage securities business. We had been engaged in the mortgage securities business primarily through Diamond Mortgage. Although Diamond Mortgage has already ceased its operations, it still had assets of approximately (Yen)17 billion at March 31, 2003, and we will collect or dispose of these assets by March 2004 through an ongoing liquidation process.

Special Inspections by the Financial Services Agency

From the end of January through April 2003, the Financial Services Agency conducted a second round of special inspections to evaluate large loans to at major banks, including us. The results of these inspections were released on April 25, 2003. The objective of the special inspections was to ensure that loans to certain large borrowers were appropriately classified and that sufficient levels of write-offs and provisioning were recorded on a timely basis, reflecting the borrowers' business and market conditions. The Financial Services Agency's special inspection did not have a significant effect on our allowance calculation under US GAAP or the amounts of loans evaluated for impairment for that purpose.

Business Environment

Economic Environment in Japan

Amid growing concerns over the prospects for Japan's fragile economic recovery, Japanese financial institutions, including us, have faced several significant challenges, such as rapidly evolving Japanese banking regulations low Japanese stock prices, a record low for long-term interest rates, continuing high levels of corporate bankruptcy filings and widespread corporate downsizing during the fiscal year ended March 31, 2003.

Japanese equity indices declined for the third consecutive fiscal year with the Nikkei Stock Average, which is an average of 225 blue-chip stocks listed on the Tokyo Stock Exchange, declining 27.7% from (Yen)11,024.94 at March 29, 2002 to
(Yen)7,972.71 at March 31, 2003. Also, the Tokyo Stock Price Index, or TOPIX, which is a composite index of all stocks listed on First Section of the Tokyo Stock Exchange, declined 25.7% from 1,060.19 at March 29, 2002 to 788.00 at March 31, 2003. After March 31, 2003, the Japanese equity indices have improved, and the Nikkei Stock Average has risen to around the (Yen)10,000 level in recent months.

The Bank of Japan maintained a near zero interest rate policy for the fiscal year ended March 31, 2003. A continued shift of funds from the slumping stock markets to Japanese government bonds helped push up bond prices, driving down yields. Long-term interest rates significantly declined during the fiscal year ended March 31, 2003. The yield on 10-year government bonds, used as a benchmark for long-term interest rates, started the fiscal year at 1.40% and finished the fiscal year at 0.70%, reaching a record low. After March 31, 2003, the bond markets and market interest rates have been very volatile. The benchmark long-term yield surged to over 1% levels in recent months, after hitting a record low of below 0.5%, and consequently, bond prices generally declined during those months.

Under the near zero interest rate policy maintained by the Bank of Japan, the short-term prime lending rate, used as a benchmark for loans of less than one year, stayed at 1.375% per annum for the fiscal year ended March 31, 2003, while interest rates on deposits further declined, reaching a record low.

Land prices continued to show a significant decline during the fiscal year ended March 31, 2003. This decline was evidenced by a 6.4% decline in average government-set official land prices nationwide as of January 1, 2003, which represents the twelfth straight year of decline. Nationwide residential land prices fell 5.8% on average, 0.6% more than the decline in the previous fiscal year, while nationwide commercial land prices dropped 8.0%, 0.3% lower than the decline in the previous fiscal year.

High levels of corporate bankruptcy filings, with over 18,000 cases, continued during the fiscal year ended March 31, 2003 although they decreased 5.6% as compared with the previous fiscal year. This was the second worst period in terms of number of cases after the collapse of the bubble economy in the early 1990s.

In the foreign exchange markets, the value of the yen against the US dollar generally appreciated during the fiscal year ended March 31, 2003 while it depreciated against other foreign currencies such as the euro. In terms of the noon buying rate of the Federal Reserve Bank of New York, the value of the yen against the US dollar fluctuated from a high of (Yen)115.71 to a low of
(Yen)133.40 during the fiscal year ended March 31, 2003, and finished the fiscal year at (Yen)118.07 as compared with (Yen)132.70 at the prior fiscal year end.

International Financial Markets

The international financial markets also had a challenging year with sharp and significant declines in global equity markets, political and economic turmoil in various countries, including the war in Iraq, poor corporate earnings, increased number of bankruptcies in developed countries and accounting and governance scandals in the United States.

During the fiscal year ended March 31, 2003, global stock prices declined significantly and long-term interest rates had steadily declined. In the United States, which has been an important market for our financial services, equity markets experienced the sharpest declines since the 1970s. The Dow Jones Industrial Average dropped 23.2% and the Nasdaq Composite Index fell 27.3% during the fiscal year ended March 31, 2003. While stock prices in the United States significantly declined, bond prices rose sharply, bringing a sharp decline in yield on the 10-year U.S. Treasury bond, the benchmark for long-term interest rates. The yield on 10-year U.S. Treasury bonds started the fiscal year at 5.41% and finished the fiscal year at 3.82%. The U.S. Federal Reserve Bank decreased interest rates by 50 basis points in November 2002, bringing the federal funds rate target to 1.25%. The federal funds rate remained unchanged throughout the balance of the fiscal year ended March 31, 2003. Subsequent to March 31, 2003, the federal funds rate target was lowered by 25 basis points to 1.00%.

In addition, European markets declined significantly with a further decline from the previous fiscal year in the technology sector across most of Europe. Because of the weak economy, the European Central Bank decreased its policy rates (refinancing rates) by 50 basis points in December 2002 and 25 basis points in March 2003 to 2.5%. Elsewhere in Asia, stock markets generally moved in line with the global averages although economic growth generally remained comparatively superior to the rest of the world, with China in the vanguard of economic growth rates.

Critical Accounting Estimates

Our financial statements are prepared in accordance with US GAAP. Many of the accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding operating and financial review and prospects. The notes to our consolidated financial statements discuss a summary of significant accounting policies. The following is a summary of the accounting estimates.

Impairment of Investment Securities

US GAAP requires recognizing in earnings an impairment loss of investment securities for a decline in fair value that is other than temporary. Determinations of whether a decline is other than temporary often involve estimating the outcome of future events. Management judgment is required in determining whether factors exist that indicate that an impairment loss has been incurred at the balance sheet date. These judgments are based on subjective as well as objective factors.

Marketable equity securities. In particular, the Japanese stock markets have experienced a significant downturn and volatility during recent years. In view of the diversity and volume of our shareholdings, the declining but volatile equity markets make it difficult for us to determine whether the declines are other than temporary. In determining whether a decline in fair value is other than temporary for a particular stock, in addition to a significant decline in fair value below cost, we need to determine if the decline is attributable to adverse conditions specifically related to conditions in the issuer's industry, or attributable to a deterioration of the particular issuer. We also consider the issuer's credit rating in cases where the issuers are our borrowers. In addition, we consider the length of period that the decline has existed. If the decline in fair value below cost has continued for more than six months, we generally deem such decline to be other than temporary. After considering these factors, individual equity securities are written down to fair value when we determine that a decline in fair value below the cost of securities is other than temporary. As of March 31, 2003, gross unrealized losses of marketable equity securities were (Yen)25.0 billion and we believe that such losses are temporary based on the criteria applied.

Debt securities. Determination of other than temporary decline in fair value of debt securities is primarily based on the credit standing of the issuers under our credit rating system. In addition, the extent of decline in fair value is also taken into consideration. If fair value significantly declines below cost, we generally deem such decline to be other than temporary. However, a substantial majority of our investments in debt securities are in high-grade fixed-rate bonds, including sovereign bonds such as U.S. treasury bonds. Such investments are subject to cyclical market price fluctuations due to market interest rate and foreign exchange rate changes. We generally consider a decline in fair value of such bonds below cost due to market interest rate and foreign exchange fluctuations, if any, to be not other than temporary, because we generally have the intent and ability to hold such investments for a period longer than that inherent in short-term price fluctuations.

Non-marketable equity securities. We consider the credit standing of issuers and the extent of decline in net assets of issuers to determine whether the decline is other than temporary. When we determine that the decline is other than temporary, non-marketable equity securities are written down to our share of the amount of issuers' net assets.

The equity securities and debt securities markets are inherently volatile, and the values have significantly fluctuated in recent years. Accordingly, our assessment involves risks and uncertainties depending on the market condition. If we later conclude that a decline is other than temporary, the impairment loss may significantly affect our result of operations and financial condition in future periods.

During the fiscal year ended March 31, 2003, the Japanese stock markets experienced a long, sustained decline. In light of this recent decline, we have reassessed and modified our estimate of the extent of decline in fair value that should be considered as other than temporary and recognized additional impairment losses based on this change in accounting estimate.

Allowance for Credit Losses

The allowance for credit losses represents management's estimate of probable losses in our loan portfolio. The evaluation process involves a number of estimates and judgments. The allowance is based on two principles of accounting: (1) Statement of Financial Accounting Standards, or SFAS, No. 5, "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and can be estimated; and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures," which require that losses be accrued based on the differences between the present value of expected future cash flows discounted at the loan's effective interest rate, the fair value of collateral or values that are observable in the secondary market and the loan balance.

Our allowance for credit losses consists of an allocated allowance and an unallocated allowance. The allocated allowance comprises (i) the allowance for specifically identified problem loans, (ii) the allowance for large groups of smaller balance homogeneous loans, (iii) the allowance for loans exposed to specific country risk and (iv) the formula allowance.

Each of these components is determined based upon estimates that can and do change when actual events occur. The allowance for specifically identified problem loans, which represent large-balance, non-homogeneous loans that have been individually determined to be impaired, uses various techniques to arrive at an estimate of loss. Historical loss information, discounted cash flows, fair value of collateral and secondary market information are all used to estimate those losses. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment, and the allowance for such loans is established through a process that begins with estimates of probable losses inherent in the portfolio, based upon various analyses, including historical delinquency and credit loss experience. The allowance for loans exposed to specific country risk is based on an estimate of probable losses relating to our exposure to countries that we identify as having a high degree of transfer risk. We use a country risk grading system that assigns risk ratings to individual countries. To determine the risk rating, we consider the instability of foreign currency and difficulties regarding our borrowers' ability to service their debt. The formula allowance uses a model based on historical losses as an indicator of future losses and as a result could differ from losses incurred in the future. However, since this history is updated with the most recent loss information, the differences that might otherwise occur are mitigated. The use of these values is inherently subjective and our actual losses could be more or less than the estimates. The unallocated allowance captures losses that are attributable to various economic events, industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in the allocated allowance. For further information regarding our allowance for credit losses, see "--Liquidity and Capital Resources--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans."

In addition to the allowance for credit losses on the loan portfolio, we maintain an allowance for credit losses on off-balance-sheet credit instruments, including commitments to extend credit, a variety of guarantees and standby letters of credit. Such allowance is included in other liabilities. With regard to the allocated allowance for specifically identified credit exposure and the allocated formula allowance, we apply the same methodology that we use in determining the allowance for loan credit losses.

Valuation of Deferred Tax Assets

A valuation allowance for deferred tax assets is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Future realization of the tax benefit of existing deductible temporary differences or carryforwards ultimately depends on the existence of sufficient taxable income in future periods.

In determining a valuation allowance, we perform a review of future taxable income (exclusive of reversing temporary differences and carryforwards) and future reversals of existing taxable temporary differences. Due to losses in recent years and continuing weak economic conditions, the determination of the valuation allowance involves difficult judgments to estimate future taxable income.

At March 31, 2003, we had operating loss carryforwards of (Yen)1,607.3 billion. Future realization of the tax benefit of the carryforwards or existing deductible temporary differences ultimately depends on the existence of sufficient taxable income in future periods. Based on our estimates of future taxable income, we recognized a valuation allowance for a portion of the operating loss carryforwards.

Because the establishment of the valuation allowance is an inherently uncertain process involving estimates, the currently established allowance may not be sufficient. If the estimated allowance is not sufficient, we will incur additional deferred tax expenses, which could materially affect our operating results in future periods.

Accounting for Goodwill

US GAAP requires us to test goodwill for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit of our business, which to be compared with the carrying amount of the unit, to identify potential impairment of goodwill. The fair value of a reporting unit is defined as the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Since an observable quoted market price for units is not always available, the estimate of fair value is based on the best information available, including prices for comparable units and the results of using other valuation techniques including the present value technique, which requires an estimation of future cash flows and other assumptions. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss. This test requires comparison of the implied fair value of the unit's goodwill with the carrying amount of that goodwill. The estimation of the implied fair value of the reporting unit's goodwill requires us to allocate the fair value of a reporting unit to all of the assets and liabilities of that unit, including any unrecognized intangible assets, if any, since the implied fair value is determined as the excess of the fair value of a reporting unit over the net amounts assigned to its assets and liabilities in the allocation. Accordingly, the second step of the impairment test also requires an estimate of the fair value of individual assets and liabilities, including any unrecognized intangible assets that belongs to that unit.

Accrued Severance Indemnities and Pension Liabilities

We have defined benefit retirement plans, including lump-sum severance indemnities and pension plans, which cover substantially all of our employees. Severance indemnities and pension costs are calculated based upon a number of actuarial assumptions, including discount rates, expected long-term rates of return on our plan assets and rates of increase in future compensation levels. In accordance with US GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods, and affect our recognized net periodic pension costs and accrued severance indemnities and pension obligations in future periods accordingly. We had an unrecognized net actuarial loss for domestic severance indemnities and pension plans of (Yen)384.9 billion at March 31, 2003. Differences in actual experience or changes in assumptions may affect our financial condition and operating results in future periods.

The discount rates for the domestic plans are set to reflect the interest rates of high-quality fixed-rate instruments with maturities that correspond to the timing of future benefit payments.

In developing our assumptions for expected long-term rates of return, we refer to the historical average returns earned by the plan assets and the rates of return expected to be available for reinvestment of existing plan assets, which reflect recent changes in trends and economic conditions, including market price. We also evaluate input from our actuaries, including their reviews of asset class return expectations.

Valuation of Financial Instruments with No Available Market Prices

Some assets and liabilities, including available-for-sale securities, trading accounts and derivatives, are reflected at their estimated fair values in our financial statements. Fair values for the substantial majority of our portfolio of financial instruments with no available market prices are determined based upon externally verifiable model inputs and quoted prices. All financial models, which are used for independent risk monitoring, must be validated and periodically reviewed by qualified personnel independent of the area that created the model. The fair value of derivatives is determined based upon liquid market prices evidenced by exchange-traded prices, broker-dealer quotations or prices of other transactions with similarly rated counterparties. If available, quoted market prices provide the best indication of value. If quoted market prices are not available for fixed maturity securities and derivatives, we discount expected cash flows using market interest rates commensurate with the credit quality and maturity of the investment. Alternatively, we may use matrix or model pricing to determine an appropriate fair value. In determining fair values, we consider various factors, including time value, volatility factors and underlying options, warrants and derivatives.

Recently Issued Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board, or the FASB, issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized. Instead, these assets are tested annually for impairment. Effective April 1, 2002, we adopted the provisions of SFAS No. 142 and performed the required transitional impairment tests of goodwill and intangible assets with indefinite lives. The adoption of SFAS No. 142 resulted in a cumulative adjustment charge to our earnings of (Yen)0.5 billion relating to the impairment of goodwill.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to the legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. A legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract, or by legal construction of a contract under the doctrine of promissory estoppel. This statement is effective for fiscal years beginning after June 15, 2002. We do not expect that the adoption of this statement will have a material impact on our financial condition or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long- Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets by establishing additional criteria, as compared to previous US GAAP, to be used to determine when a long-lived asset is held for sale. It also broadens the definition of discontinued operations. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 did not have a material impact on our financial condition or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The provisions of SFAS No. 145 that relate to the rescission of Statement No. 4 are effective for fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion 30 for classification as an extraordinary item shall be reclassified. The provisions of this statement that relate to SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 are effective for financial statements issued on or after May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on our financial condition or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement replaces the guidance provided by Emerging Issues Task Force issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that costs associated with an exit or disposal activity be recognized when a liability is incurred rather than at the date of a commitment to an exit or disposal plan. This statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on our financial condition or results of operations.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions, an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9." This statement provides guidance on the accounting for the acquisition of a financial institution, which had previously been addressed in SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," and requires that those transactions be accounted for in accordance with SFAS No. 141, "Business Combinations," and SFAS No. 142. In addition, this statement amends SFAS No. 144, to include long-term customer-relationship intangible assets such as depositor and credit cardholder intangible assets and would require these assets to be subject to an undiscounted cash flow recoverability impairment test that SFAS No. 144 requires for other long-lived assets that are held and used. The adoption of SFAS No. 147 did not have a material impact on our financial condition or results of operations.

In November 2002, the FASB issued FASB Interpretation, or FIN, No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34." FIN No. 45 requires that guarantors recognize, at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing a guarantee. In addition, FIN No. 45 requires entities to disclose the nature of the guarantees, the maximum potential amount of future payments under the guarantee, the carrying amount of the liability for the guarantor's obligations under the guarantee and the nature of recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. The recognition requirements are not required for guarantees that are accounted for as derivatives under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The disclosures are required for guarantees including those accounted for as derivatives under SFAS No. 133. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year-end. The disclosure requirements in FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on our financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods for the transition accounting for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted under some circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on our financial condition or results of operations.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." FIN No. 46 addresses consolidation by business enterprises of variable interest entities. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Some of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. See Note 24 to our consolidated financial statements for more detailed information. We continue to evaluate the impact of applying FIN No. 46 and as a result of the evaluation, we may identify additional entities that would need to be consolidated or disclosed.

In January 2003, the Emerging Issues Task Force, or EITF, of the FASB reached a consensus on Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," or EITF 03-2, which was ratified by the FASB in February 2003. EITF 03-2 addresses accounting for a transfer to the Japanese government of the substitutional portion of an employees' pension fund plan and requires employers to account for the entire separation process of the substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. It also requires that the difference between the fair value of the obligation and the assets required to be transferred to the government, if any, should be accounted for as a subsidy from the government, separately from a settlement gain or loss of the substitutional portion of the obligation, upon completion of the transfer. See "--Liquidity and Capital Resources--Financial Condition--Severance Indemnities and Pension Liabilities" for discussions about our transfer of pension fund liabilities.

In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities." The statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. We have not completed our assessment of the impact of this statement on our financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures some financial instruments with characteristics of both liabilities and equity and requires that an issuer classify a financial instrument that is within its scope as a liability, or an asset in some circumstances. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We have not completed our assessment of the impact of this statement on our financial statements.

Results of Operations

The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2001, 2002 and 2003:

                                                                                       Years ended March 31,
                                                                             ----------------------------------------
                                                                                 2001          2002          2003
                                                                             ------------  ------------  ------------
                                                                                           (in billions)
Interest income............................................................. (Yen)1,896.7  (Yen)1,671.2  (Yen)1,263.2
Interest expense............................................................      1,100.0         783.1         435.7
                                                                             ------------  ------------  ------------
Net interest income.........................................................        796.7         888.1         827.5
                                                                             ------------  ------------  ------------
Provision for credit losses.................................................        666.0         470.2         304.9
Non-interest income.........................................................        615.4         319.1         731.4
Non-interest expense........................................................        847.8         955.0         980.7
                                                                             ------------  ------------  ------------
Income (loss) before income tax expense (benefit) and cumulative effect of a
  change in accounting principle............................................       (101.7)       (218.0)        273.3
Income tax expense (benefit)................................................          6.0         (79.5)         23.8
                                                                             ------------  ------------  ------------
Income (loss) before cumulative effect of a change in accounting principle..       (107.7)       (138.5)        249.5
Cumulative effect of a change in accounting principle, net of tax...........           --           5.8          (0.5)
                                                                             ------------  ------------  ------------
Net income (loss)........................................................... (Yen) (107.7) (Yen) (132.7) (Yen)  249.0
                                                                             ============  ============  ============

During the fiscal year ended March 31, 2003, we included net trading account profits (losses), net foreign exchange gains (losses) and net investment securities gains (losses) in a single line item captioned non-interest income. Previously, if we had net losses in any of those categories for a particular period, we reported those net losses in non-interest expense. Non-interest income and non-interest expense for prior periods have been reclassified to conform to the current year presentation. There was no impact on net income
(loss) in any period resulting from the change. The current year presentation decreased both non-interest income and expense by (Yen)49.7 billion for the fiscal year ended March 31, 2001 and (Yen)184.5 billion for the fiscal year ended March 31, 2002.

We reported (Yen)249.0 billion of net income for the fiscal year ended March 31, 2003, compared to a (Yen)132.7 billion loss for the fiscal year ended March 31, 2002. Our earnings per share for the fiscal year ended March 31, 2003 were
(Yen)52.49 (basic) and (Yen)49.11 (diluted), compared to a net loss per share of (Yen)29.82 (basic and diluted) for the fiscal year ended March 31, 2002. Income before income tax expense and cumulative effect of a change in accounting principle for the fiscal year ended March 31, 2003 was (Yen)273.3 billion, compared with a (Yen)218.0 billion loss for the fiscal year ended March 31, 2002. These significant improvements in our operating results were primarily attributable to the following:

..   Provision for credit losses decreased (Yen)165.3 billion, or 35.2%, from
    (Yen)470.2 billion for the fiscal year ended March 31, 2002 to (Yen)304.9 billion for the fiscal year ended March 31, 2003, due primarily to a decrease in impaired loans, specifically nonaccrual loans and restructured loans. Impaired loans decreased (Yen)1,141.6 billion, or 36.5%, for the fiscal year ended March 31, 2003. This decrease primarily reflected collections, sales and charge-offs of domestic nonperforming loans.

..   Non-interest income increased (Yen)412.3 billion, or 129.2%, from
    (Yen)319.1 billion for the fiscal year ended March 31, 2002 to (Yen)731.4 billion for the fiscal year ended March 31, 2003. This increase was attributable to an increase in fees and commissions of (Yen)49.9 billion, a decrease in foreign exchange losses--net of 184.0 billion, an increase in net trading account profits of (Yen)161.8 billion and an increase in investment securities gains--net of (Yen)22.4 billion.

These favorable changes were partially offset by a decrease of (Yen)60.6 billion in net interest income as a result of the continuing low interest rate environment and an increase of (Yen)25.7 billion in non-interest expense.

The effective income tax rate for the fiscal year ended March 31, 2003 was 8.7% and 29.3 percentage points lower than the normal effective statutory tax rate of 38.0%. This low tax rate primarily resulted from a change in tax rates and from the realization of previously unrecognized tax benefits of our subsidiaries.

Net Interest Income

Net interest income is a function of:

..   the amount of interest-earning assets;

..   the so-called "spread," or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities;

..   the general level of interest rates; and

..   the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

The following is a summary of the interest rate spread for the fiscal years ended March 31, 2001, 2002 and 2003:

                                                 Years ended March 31,
                           ----------------------------------------------------------------
                                   2001                  2002                  2003
                           --------------------  --------------------  --------------------
                              Average    Average    Average    Average    Average    Average
                              balance     rate      balance     rate      balance     rate
                           ------------- ------- ------------- ------- ------------- -------
                                           (in billions, except percentages)
Interest-earning assets:
   Domestic............... (Yen)48,912.9  1.51%  (Yen)46,635.7  1.42%  (Yen)49,725.9  1.21%
   Foreign................      18,698.5  6.20        21,322.1  4.72        18,691.6  3.54
                           -------------         -------------         -------------
       Total.............. (Yen)67,611.4  2.81%  (Yen)67,957.8  2.46%  (Yen)68,417.5  1.85%
                           =============         =============         =============
Financed by:
Interest-bearing funds:
   Domestic............... (Yen)45,152.5  0.84%  (Yen)47,040.2  0.52%  (Yen)50,145.7  0.34%
   Foreign................      15,474.8  4.67        15,189.5  3.53        12,291.1  2.17
                           -------------         -------------         -------------
       Total..............      60,627.3  1.81        62,229.7  1.26        62,436.8  0.70
Non-interest-bearing funds       6,984.1    --         5,728.1    --         5,980.7    --
                           -------------         -------------         -------------
       Total.............. (Yen)67,611.4  1.63%  (Yen)67,957.8  1.15%  (Yen)68,417.5  0.64%
                           =============         =============         =============
Spread on:
   Interest-bearing funds.                1.00%                 1.20%                 1.15%
   Total funds............                1.18%                 1.31%                 1.21%

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

Net interest income for the fiscal year ended March 31, 2003 was (Yen)827.5 billion, a decrease of (Yen)60.6 billion, or 6.8%, from (Yen)888.1 billion for the fiscal year ended March 31, 2002. This decrease was due primarily to a decline in the average interest rate spread in the further declining interest rate environment. The decline in interest rate spread more than offset the impact of a net increase in average interest-earning assets.

The average interest rate spread decreased 5 basis points from 1.20% for the fiscal year ended March 31, 2002 to 1.15% for the fiscal year ended March 31, 2003. Net interest income as a percentage of average total interest-earning assets decreased 10 basis points from 1.31% for the fiscal year ended March 31, 2002 to 1.21% for the fiscal year ended March 31, 2003.

Average interest-earning assets for the fiscal year ended March 31, 2003 was
(Yen)68,417.5 billion, an increase of (Yen)459.7 billion, or 0.7%, from
(Yen)67,957.8 billion for the fiscal year ended March 31, 2002. This increase was principally attributable to an increase of (Yen)1,790.2 billion in average investment securities and an increase of (Yen)1,223.7 billion in average loans, partially offset by decreases in average interest-earning deposits, average call loans and funds sold and average receivables under resale agreements. The increase in average investment securities was primarily comprised of Japanese national government and foreign bonds, including U.S. treasury bonds, and reflected limited investment options due to the extremely low rates of return in Japan. The average of interest-bearing liabilities for the fiscal year ended March 31, 2003 was (Yen)62,436.8 billion, an increase of (Yen)207.1 billion, or 0.3%, from (Yen)62,229.7 billion for the fiscal year ended March 31, 2002. This increase was principally attributable to an increase in average domestic deposits, which was primarily comprised of average demand deposits, and average domestic long-term debt, partly offset by a decrease in average debentures and a decrease in short-term funds in money markets, such as call money and funds purchased, and payables under repurchase agreements.

Net interest income for the fiscal year ended March 31, 2003 included a net gain of approximately (Yen)2.7 billion resulting from derivative financial instruments used for hedging purposes. The net gain increased our net interest margin by 0.4 basis points for the fiscal year ended March 31, 2003.

Fiscal Year Ended March 31, 2002 Compared to Fiscal Year Ended March 31, 2001

Net interest income for the fiscal year ended March 31, 2002 increased
(Yen)91.4 billion, or 11.5%, from (Yen)796.7 billion for the fiscal year ended March 31, 2001. Although interest income and interest expense both decreased during the fiscal year ended March 31, 2002 due to the declining interest rate environment in Japan and overseas, an increase in average foreign interest-earning assets (not matched by an increase in average foreign interest-bearing funds) contributed to the increase in net interest income. Average foreign interest-earning assets increased (Yen)2,623.6 billion, or 14.0%, to (Yen)21,322.1 billion for the fiscal year ended March 31, 2002 while average domestic interest-earning assets decreased (Yen)2,277.2 billion, or 4.7%, to (Yen)46,635.7 billion for the fiscal year ended March 31, 2002. The increase in average foreign interest-earning assets for the fiscal year ended March 31, 2002 primarily reflected an increase in average foreign investment securities of (Yen)1,031.4 billion and an increase in average foreign loans of
(Yen)1,543.9 billion, which were primarily funded by an increase in domestic deposits. The average domestic deposits increased (Yen)1,753.0 billion to
(Yen)34,541.0 billion for the fiscal year ended March 31, 2002. The increase in interest income due to the increase in average interest-earning assets was more than the decrease in interest expense due to the increase in average interest-bearing liabilities.

Net interest income as a percentage of average total interest-earning assets increased 13 basis points from 1.18% for the fiscal year ended March 31, 2001 to 1.31% for the fiscal year ended March 31, 2002. The average interest rate spread increased 20 basis points from 1.00% in the fiscal year ended March 31, 2001 to 1.20% for the fiscal year ended March 31, 2002. Although the total interest rate spread increased for the fiscal year ended March 31, 2002, this increase did not contribute to the increase in total net interest income. The average interest rate spread between foreign interest-earning assets and foreign interest-bearing liabilities for the fiscal year ended March 31, 2002 decreased 34 basis points while the average interest rate spread between domestic interest-earning assets and domestic interest-bearing liabilities increased 23 basis points. The decrease in net interest income due to the decreased average interest rate spread on foreign activities, which is relatively high, more than offset the increase in net interest income due to the increased spread on domestic activities.

Net interest income for the fiscal year ended March 31, 2002 included a net gain of approximately (Yen)7.6 billion resulting from derivative financial instruments used for hedging purposes while net interest income in the fiscal year ended March 31, 2001 included such gain of (Yen)1.6 billion. These net gains increased our net interest margin by 0.3 basis points in the fiscal year ended March 31, 2001 and by 1.1 basis points for the fiscal year ended March 31, 2002.

For a more detailed analysis of interest rate spread, see "Selected Statistical Data--Distribution of Assets, Liabilities and Shareholder's Equity; Interest Rates and Interest Differential--Average Balance Sheets, Interest and Average Rates."

Provision for Credit Losses

Provisions for credit losses are charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. See "--Liquidity and Capital Resources--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans" for a description of the approach and methodology used to establish the allowance for credit losses.

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

The provision for credit losses for the fiscal year ended March 31, 2003 was
(Yen)304.9 billion, representing a decrease of (Yen)165.3 billion, or 35.2%, from (Yen)470.2 billion for the fiscal year ended March 31, 2002. This decrease was attributable primarily to a decrease in the impairment allowance of
(Yen)302.7 billion from (Yen)978.5 billion at March 31, 2002 to (Yen)675.8 billion at March 31, 2003, which reflected a decrease of (Yen)1,141.6 billion in impaired loans during the fiscal year ended March 31, 2003.

Fiscal Year Ended March 31, 2002 Compared to Fiscal Year Ended March 31, 2001

The provision for credit losses for the fiscal year ended March 31, 2002 decreased (Yen)195.8 billion, or 29.4%, from (Yen)666.0 billion for the fiscal year ended March 31, 2001. This decrease was primarily attributable to the fact that the provision for the fiscal year ended March 31, 2001 increased due to a significant rise in impaired loans, in particular restructured loans, as compared with the previous year.

Non-Interest Income

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2001, 2002 and 2003:

                                                                     Years ended March 31,
                                                              -----------------------------------
                                                                 2001*       2002*        2003
                                                              ----------  -----------  ----------
                                                                         (in billions)
Fees and commissions:
   Trust fees................................................ (Yen) 36.4  (Yen)  22.4  (Yen) 21.4
   Fees on funds transfer and service charges for collection.       56.1         56.2        57.9
   Fees and commissions on international business............       50.5         52.5        53.6
   Fees and commissions on credit card business..............       47.8         50.9        63.7
   Service charges on deposits...............................       22.7         29.8        34.6
   Other fees and commissions................................      128.1        130.0       160.5
                                                              ----------  -----------  ----------
       Total.................................................      341.6        341.8       391.7
Trading account profits--net.................................      195.2        111.1       272.9
Foreign exchange losses--net.................................      (49.7)      (184.6)       (0.6)
Investment securities gains--net.............................       94.4         11.7        34.1
Other........................................................       33.9         39.1        33.3
                                                              ----------  -----------  ----------
   Total non-interest income................................. (Yen)615.4  (Yen) 319.1  (Yen)731.4
                                                              ==========  ===========  ==========

--------
* Reclassified to conform to the presentation for the fiscal year ended March 31, 2003.

Non-interest income includes, in addition to fees and commissions and other non-interest income, net trading account profits, net foreign exchange losses and net investment securities gains.

Net trading account profits primarily include net gains (losses) on trading securities and interest rate derivative instruments entered into for trading purposes. Trading account assets or liabilities are carried at fair value and any changes in the value of trading account assets or liabilities, including interest rate derivatives, are recorded in net trading account profits. Derivative instruments for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.

Net foreign exchange losses primarily include net gains (losses) on currency derivative instruments entered into for trading purposes and transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each fiscal year. This is primarily because the transaction gains (losses) on translation of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings, but are reflected in other changes in equity from nonowner sources, while in principle all transaction gains (losses) on translation of monetary liabilities denominated in foreign currencies are included in current earnings.

Net investment securities gains primarily include net gains on sales of marketable securities, particularly marketable equity securities. In addition, impairment losses are recognized as offset of net investment securities gains when management concludes that declines in fair value of investment securities are other than temporary. We have recognized high levels of impairment losses in recent years as fair values continued to decline in equity markets.

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

Non-interest income for the fiscal year ended March 31, 2003 was (Yen)731.4 billion, an increase of (Yen)412.3 billion, or 129.2%, from (Yen)319.1 billion for the fiscal year ended March 31, 2002. This increase was attributable to an increase in fees and commissions of (Yen)49.9 billion, an increase in net trading account profits of (Yen)161.8 billion, a decrease in foreign exchange losses-net of (Yen)183.9 billion, an increase in investment securities gains-net of (Yen)22.4 billion.

Fees and commissions for the fiscal year ended March 31, 2003 were (Yen)391.7 billion, an increase of (Yen)49.9 billion, or 14.6%, from (Yen)341.8 billion for the fiscal year ended March 31, 2002. This increase primarily reflected an increase of (Yen)30.5 billion in other fees and commissions and an increase of
(Yen)12.8 billion in fees and commissions on credit card business. Other fees and commissions for the fiscal year ended March 31, 2003 included
(Yen)2.8 billion of new fees and commissions earned in connection with our insurance brokerage activities and (Yen)19.4 billion of fees and commissions of Mitsubishi Securities, which became our consolidated subsidiary on September 1, 2002. An increase of (Yen)3.4 billion in fees and commissions at UnionBanCal Corporation also contributed to the increase in other fees and commissions.

Net trading account profits for the fiscal year ended March 31, 2003 were
(Yen)272.9 billion, an increase of (Yen)161.8 billion, or 145.7%, from
(Yen)111.1 billion for the fiscal year ended March 31, 2002. The net trading account profits for the fiscal years ended March 31, 2002 and 2003 consisted of the following:

                                                                                               Years ended
                                                                                                March 31,
                                                                                          ----------------------
                                                                                             2002        2003
                                                                                          ----------  ----------
                                                                                              (in billions)
Net profits on derivative instruments, primarily interest-rate futures, swaps and options (Yen)120.9  (Yen)262.7
Net profits (losses) on trading securities...............................................       (9.8)       10.2
                                                                                          ----------  ----------
   Net trading account profits........................................................... (Yen)111.1  (Yen)272.9
                                                                                          ==========  ==========

The increase in net profits on derivative instruments was due primarily to an increase in net profits on interest rate swaps and interest rate options. In particular, in order to manage interest rate risks on domestic deposits, we had net receive-fix and pay-variable positions in our interest rate swap portfolios. These portfolios gained value in the declining interest rate environment.

The net profits on trading securities for the fiscal year ended March 31, 2003 were (Yen)10.2 billion, compared to net losses of (Yen)9.8 billion for the fiscal year ended March 31, 2002. This improvement in trading securities transactions primarily reflected net profits on sales of foreign trading bonds.

Net foreign exchange losses for the fiscal year ended March 31, 2003 were
(Yen)0.6 billion, compared to net foreign exchange losses of (Yen)184.6 billion for the fiscal year ended March 31, 2002. Major components of net foreign exchange losses by source of transactions for the fiscal years ended March 31, 2002 and 2003 are summarized below:

                                                                                   Years ended
                                                                                    March 31,
                                                                             -----------------------
                                                                                 2002        2003
                                                                             -----------  ----------
                                                                                  (in billions)
Transaction gains (losses) on translation of foreign currency long-term debt (Yen) (18.7) (Yen) 37.2
Net losses on foreign exchange contracts entered into for trading purposes..       (45.0)      (80.3)
Other--net..................................................................      (120.9)       42.5
                                                                             -----------  ----------
   Total foreign exchange losses............................................ (Yen)(184.6) (Yen) (0.6)
                                                                             ===========  ==========

Transaction gains on translation of foreign currency long-term debt for the fiscal year ended March 31, 2003 reflected primarily the appreciation of the yen against the US dollar and other foreign currencies. We had net losses on foreign exchange contracts entered into for trading purposes for the fiscal year ended March 31, 2003 due to the unfavorable foreign exchange markets. Other foreign exchange net gains for the fiscal year ended March 31, 2003 reflected transaction gains on translation of foreign currency-denominated borrowings used to manage the foreign currency exposure of available-for-sale debt securities. This increase was due primarily to the appreciation of the yen against the US dollar and other foreign currencies while transaction losses on translation of foreign currency-denominated available-for-sale debt securities were recorded in other changes in equity from nonowner sources.

Net investment securities gains for the fiscal year ended March 31, 2003 were
(Yen)34.1 billion, representing a increase of (Yen)22.4 billion from net gains of (Yen)11.7 billion for the fiscal year ended March 31, 2002. Major components of net investment securities gains for the fiscal years ended March 31, 2002 and 2003 are summarized below:

                                                            Years ended
                                                             March 31,
                                                     ------------------------
                                                         2002         2003
                                                     -----------  -----------
                                                           (in billions)
  Net gains on sales of marketable equity securities (Yen) 186.6  (Yen) 116.6
  Impairment losses on marketable equity securities.      (199.4)      (208.1)
  Other.............................................        24.5        125.6
                                                     -----------  -----------
     Net investment securities gains................ (Yen)  11.7  (Yen)  34.1
                                                     ===========  ===========

Pursuant to the legislation forbidding banks, including us, from holding stocks with aggregate market values less unrealized gains in excess of our Tier I capital after September 30, 2004, a date which was later extended to after September 30, 2006, we actively sold our marketable equity securities. The decrease in net gains on sales of marketable equity securities reflected further declining stock market prices during the fiscal year ended March 31, 2003 as discussed in "Business Environment--Economic Environment in Japan." In addition to sales in the stock markets, we sold marketable equity securities to the Bank of Japan and through exchange traded funds for the fiscal year ended March 31, 2003.

We have determined other than temporary declines in fair value of marketable equity securities primarily based on factors such as internal credit rating, the extent of decline in market price and the length of period during which the decline has existed. Reflecting the continuing and significant declines in stock market prices, the amount of impairment losses on marketable equity securities for the fiscal year ended March 31, 2003 remained on a high level. Due to the change in the accounting estimate as described in "--Critical Accounting Estimates--Impairment of Investment Securities," we recognized additional impairment losses on investment securities amounting to (Yen)21.2 billion for the fiscal year ended March 31, 2003.

Other net gains primarily included net gains on sales of debt securities, including bonds. The increase in such gains resulted mainly from increased sales of foreign bonds. The market prices of foreign bonds generally rose as interest rates declined during the fiscal year ended March 31, 2003.

Other non-interest income decreased (Yen)5.8 billion, or 15.0%, from (Yen)39.1 billion for the fiscal year ended March 31, 2002 to (Yen)33.3 billion for the fiscal year ended March 31, 2003. Other non-interest income is primarily comprised of income from the lease of software, net gains on sales of various assets, including software and other dividend income. The decrease for the fiscal year ended March 31, 2003 reflected several small decreases in these components.

Fiscal Year Ended March 31, 2002 Compared to Fiscal Year Ended March 31, 2001

Non-interest income for the fiscal year ended March 31, 2002 decreased
(Yen)296.3 billion, or 48.1%, from (Yen)615.4 billion for the fiscal year ended March 31, 2001. This decrease was primarily attributable to a decrease in net trading account profits of (Yen)84.1 billion, an increase in net foreign exchange losses of (Yen)134.9 billion and a decrease in net investment securities gains of (Yen)82.7 billion. These decreases were partially offset by an increase in other non-interest income of (Yen)5.2 billion.

Fees and commissions for the fiscal year ended March 31, 2002 were (Yen)341.8 billion, an increase of (Yen)0.2 billion or 0.05%, from (Yen)341.6 billion for the fiscal year ended March 31, 2001. This increase was due primarily to an increase of (Yen)2.0 billion in fees and commissions on international business, an increase of (Yen)3.1 billion in fees and commissions on credit card business, an increase of (Yen)7.1 billion in service charges on deposits and an increase of (Yen)1.9 billion in other fees and commissions. These increases were partially offset by a decrease of (Yen)14 billion in trust fees. Other fees and commissions primarily include fees on issuing guaranties, fees on underwriting business and commissions on custodial services. These fees and commissions have increased in recent years partially because of our strengthened investment banking and asset management businesses. Also, the yen depreciation against the US dollar and other foreign currencies contributed to the increase in fees and commissions. In terms of the average exchange rate, the yen depreciated approximately 13% against the US dollar during the fiscal year ended March 31, 2002 and for calendar year 2001 as compared with the previous fiscal and calendar years, respectively.

Trading account profits-net decreased (Yen)84.1 billion, or 43.1%, to
(Yen)111.1 billion in the fiscal year ended March 31, 2002. The net trading account profits for the fiscal years ended March 31, 2001 and 2002 consisted of the following:

                                                                                               Years ended
                                                                                                March 31,
                                                                                          ---------------------
                                                                                             2001       2002
                                                                                          ---------- ----------
                                                                                              (in billions)
Net profits on derivative instruments, primarily interest-rate futures, swaps and options (Yen)159.0 (Yen)120.9
Net profits (losses) on trading securities...............................................       36.2       (9.8)
                                                                                          ---------- ----------
   Net trading account profits........................................................... (Yen)195.2 (Yen)111.1
                                                                                          ========== ==========

The decrease in net profits on derivative instruments was due primarily to a decrease in gains on foreign currency interest rate swaps principally used for risk management purposes, partially offset by an increase in gains on foreign currency interest rate futures. As our foreign currency-denominated interest rate swap portfolio was in a net receive-variable and pay-fix position, our portfolio lost value under the declining interest rates for debt denominated in the US dollar and other foreign currencies in the fiscal year ended March 31, 2002. The loss was partially offset by a gain from long positions of foreign currency-denominated interest rate futures in our trading activities. As these derivatives used to manage interest rate exposures do not meet the specified criteria for hedge accounting, we accounted for such derivatives as trading instruments. Net losses on trading securities for the fiscal year ended March 31, 2002 as compared with the net profits for the previous fiscal year were due primarily to unfavorable financial markets in which interest rates were stable under low interest rate environment.

Net foreign exchange losses for the fiscal year ended March 31, 2002 were
(Yen)184.6 billion, an increase of (Yen)134.9 billion from (Yen)49.7 billion for the fiscal year ended March 31, 2001. Major components of net foreign exchange gains or losses by source of transactions for the fiscal years ended March 31, 2001 and 2002 are summarized below:

                                                                                         Years ended
                                                                                          March 31,
                                                                                   -----------------------
                                                                                      2001         2002
                                                                                   ----------  -----------
                                                                                        (in billions)
Transaction losses on translation of foreign currency long-term debt.............. (Yen)(35.5) (Yen) (18.7)
Net gains (losses) on foreign exchange contracts entered into for trading purposes        8.6        (45.0)
Other--net........................................................................      (22.8)      (120.9)
                                                                                   ----------  -----------
   Net foreign exchange losses.................................................... (Yen)(49.7) (Yen)(184.6)
                                                                                   ==========  ===========

Transaction losses on translation of foreign currency long-term debt for the fiscal year ended March 31, 2002 reflected the depreciation of the yen value against the US dollar and other foreign currencies. We had net losses on foreign exchange contracts entered into for trading purposes for the fiscal year ended March 31, 2002 because of unfavorable foreign exchange markets. Other foreign exchange net losses for the fiscal year ended March 31, 2002 partially reflected the fact that foreign currency-denominated borrowings used to hedge the foreign currency exposure of available-for-sale debt securities no longer qualified as hedging instruments under SFAS No. 133 starting on April 1, 2001 and, therefore, the transaction losses on such borrowings were recognized in earnings for the fiscal year ended March 31, 2002.

Net investment securities gains for the fiscal year ended March 31, 2002 were
(Yen)11.7 billion, representing a decrease of (Yen)82.7 billion, or 87.6%, from net gains of (Yen)94.4 billion in the fiscal year ended March 31, 2001. Major components of net investment securities gains in the fiscal years ended March 31, 2001 and 2002 are summarized below:

                                                            Years ended
                                                             March 31,
                                                     ------------------------
                                                         2001         2002
                                                     -----------  -----------
                                                           (in billions)
  Net gains on sales of marketable equity securities (Yen) 270.1  (Yen) 186.6
  Impairment losses on marketable equity securities.      (228.6)      (199.4)
  Other.............................................        52.9         24.5
                                                     -----------  -----------
     Net investment securities gains................ (Yen)  94.4  (Yen)  11.7
                                                     ===========  ===========

The Japanese stock markets have experienced a significant downturn in recent years. The Nikkei Stock Average declined 15.2% from 12,999.70 at March 30, 2001 to 11,024.94 at March 29, 2002, and the TOPIX declined 17.0% from 1,277.27 at March 30, 2001 to 1,060.19 at March 29, 2002. The decrease in net gains on sale of marketable equity securities for the fiscal year ended March 31, 2002 was due primarily to declining market prices and an increase in losses on sales of equity securities with relatively high cost bases. Net investment securities gains included gross realized gains on sales of available-for-sale securities of (Yen)398.5 billion for the fiscal year ended March 31, 2001 and (Yen)305.9 billion for the fiscal year ended March 31, 2002. During the fiscal year ended March 31, 2001, we selectively sold equity securities with relatively low cost bases. During the fiscal year ended March 31, 2002, due to the enactment of legislation forbidding banks from holding stocks in excess of Tier I capital after September 30, 2004, a date which was later extended to after September 30, 2006, we had to reduce our strategic shareholdings irrespective of cost basis. The decrease in impairment losses on marketable equity securities for the fiscal year ended March 31, 2002 was mainly due to the absence of the impairment losses of Nippon Trust Bank, due to the deconsolidation of Nippon Trust Bank.

Other net gains for the fiscal years ended March 31, 2001 and 2002 primarily reflected net gains on our sales of bonds, principally Japanese government bonds and bonds issued by foreign governments. The net gains on sales of domestic bonds for the fiscal year ended March 31, 2002 decreased in a stable under low interest rate environment, while the net gains on sales of foreign bonds for the fiscal year ended March 31, 2002 increased in a declining interest rate environment.

Other non-interest income includes lease income under operating lease agreements and other various income. Other non-interest income increased
(Yen)5.2 billion, or 15.1%, to (Yen)39.1 billion for the fiscal year ended March 31, 2002. This increase primarily reflected an increase in various income of our overseas operations, such as lease income due primarily to the yen depreciation against the US dollar and other foreign currencies and various income of our domestic subsidiaries.

Non-Interest Expense

The following table shows a summary of non-interest expense for the fiscal years ended March 31, 2001, 2002 and 2003:

                                                     Years ended March 31,
                                                --------------------------------
                                                  2001*      2002*       2003
                                                ---------- ---------- ----------
                                                         (in billions)
Salaries and employee benefits................. (Yen)327.4 (Yen)364.0 (Yen)398.8
Occupancy expenses--net........................      105.3      102.4       89.0
Losses on other real estate owned..............       15.8        5.0        0.1
Goodwill amortization..........................        4.5        4.6         --
Amortization of intangible assets..............       28.6       28.9       39.1
Insurance premiums, including deposit insurance       32.1       33.6       38.8
Communications.................................       17.1       18.9       19.6
Other..........................................      317.0      397.6      395.3
                                                ---------- ---------- ----------
   Total non-interest expense.................. (Yen)847.8 (Yen)955.0 (Yen)980.7
                                                ========== ========== ==========

--------
* Reclassified to conform to the presentation for the fiscal year ended March 31, 2003.

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

Non-interest expense for the fiscal year ended March 31, 2003 was (Yen)980.7 billion, an increase of (Yen) 25.7 billion, or 2.7%, from (Yen)955.0 billion for the fiscal year ended March 31, 2002. This increase was due primarily to an increase of (Yen)34.8 billion in salaries and employee benefits, partially offset by a decrease of (Yen)13.4 billion in net occupancy expenses.

Salaries and employee benefits for the fiscal year ended March 31, 2003 were
(Yen)398.8 billion, an increase of (Yen)34.8 billion, or 9.6%, from (Yen)364.0 billion for the fiscal year ended March 31, 2002. This increase primarily reflected an increase of (Yen)8.9 billion in net periodic pension costs and an increase of (Yen)24.3 billion of salaries and employee benefits of Mitsubishi Securities, which became our consolidated subsidiary on September 1, 2002 as a result of the merger of four securities companies. The increase in net periodic pension costs was due primarily to an increase of (Yen)9.2 billion in amortization of net actuarial loss. In accordance with SFAS No. 87, "Employers' Accounting for Pensions," the minimum amortization of actuarial loss was included as a component of net periodic pension costs for the fiscal years ended March 31, 2002 and 2003 as the unrealized net loss exceeded 10% of the projected benefit obligation. The net actuarial loss reflected the fact that the actual return on plan assets fell below the expected return on plan assets during recent fiscal years. Plan assets, which include pension funds managed by various life insurance companies, investment advisory companies and trust banks, consisted of interest-earning deposits at banks, Japanese government bonds, other debt securities and marketable equity securities issued by domestic and foreign entities. Pension assets managed by insurance companies are included in pooled investment portfolios. Expected rates of return on plan assets are reviewed annually and computed primarily based on the historical average of long-term returns on such assets. The continuously depressed Japanese economy has adversely affected domestic stock markets. As a result, with respect to us and our domestic subsidiaries' plans, the actual return on the plan assets was negative by (Yen)39.9 billion for the fiscal year ended March 31, 2002 and negative by (Yen)39.5 billion for the fiscal year ended March 31, 2003. We decreased the expected rate of return on plan assets from 4.91% for the fiscal year ended March 31, 2002 to 4.14% for the fiscal year ended March 31, 2003. The increase in salaries and employee benefits was partially offset by a decrease in salaries resulting from a reduction in the number of employees.

Net occupancy expenses for the fiscal year ended March 31, 2003 were (Yen)89.0 billion, a decrease of (Yen)13.4 billion, or 13.1%, from (Yen)102.4 billion for the fiscal year ended March 31, 2002. This decrease was due primarily to the reduction and consolidation of offices as a whole, while net occupancy expenses of Mitsubishi Securities contributed to an increase in net occupancy expenses.

Losses on other real estate owned for the fiscal year ended March 31, 2003 were
(Yen)0.1 billion, a decrease of (Yen)4.9 billion, or 98.0%, from (Yen)5.0 billion for the fiscal year ended March 31, 2002. This decrease reflected a decrease in other real estate owned primarily through sales.

There was no goodwill amortization expense for the fiscal year ended March 31, 2003 as a result of the adoption of SFAS No. 142, which eliminated the amortization of goodwill, effective April 1, 2002.

Intangible asset amortization for the fiscal year ended March 31, 2003 was
(Yen)39.1 billion, an increase of (Yen)10.2 billion, or 35.3%, from (Yen)28.9 billion for the year ended March 31, 2002. This increase primarily reflected an increase in the capitalized cost of software as we continued to invest in new information systems.

Insurance premiums for the fiscal year ended March 31, 2003 were (Yen)38.8 billion, an increase of (Yen)5.2 billion, or 15.5%, from (Yen)33.6 billion for the fiscal year ended March 31, 2002. This increase primarily reflected an increase in domestic deposits.

Communication expense for the fiscal year ended March 31, 2003 of (Yen)19.6 billion was substantially unchanged from (Yen)18.9 billion for the fiscal year ended March 31, 2002.

Other non-interest expenses for the fiscal year ended March 31, 2003 were
(Yen)395.3 billion, a decrease of (Yen)2.3 billion, or 0.6%, from (Yen)397.6 billion for the fiscal year ended March 31, 2002. This decrease was due primarily to a decrease of (Yen)21.2 billion in the provision for allowance for off-balance-sheet credit instruments. The provision for allowance for off-balance-sheet credit instruments for the fiscal year ended March 31, 2002 included an allocated provision of (Yen)19.6 billion against loan commitments extended to WorldCom, Inc. We fulfilled the commitments extended to WorldCom, Inc. and recorded charge-offs for the fiscal year ended March 31, 2003. The decrease in this provision was partially offset by a (Yen)19.6 billion loss, which resulted from the decrease in net assets in Tokyo-Mitsubishi Securities as mentioned in "--Recent Developments--Acquisition and Merger of Securities Companies."

Fiscal Year Ended March 31, 2002 Compared to Fiscal Year Ended March 31, 2001

Non-interest expense for the fiscal year ended March 31, 2002 increased
(Yen)107.2 billion, or 12.6%, from (Yen)847.8 billion for the fiscal year ended March 31, 2001. This increase primarily reflected an increase in salaries and employee benefits of (Yen)36.6 billion and an increase in other non-interest expenses of (Yen)80.6 billion.

Salaries and employee benefits for the fiscal year ended March 31, 2002 were
(Yen)364.0 billion, an increase of (Yen)36.6 billion, or 11.2%, from (Yen)327.4 billion for the fiscal year ended March 31, 2001. This increase primarily reflected an increase in net periodic pension costs, as well as an increase in amounts paid to employees outside Japan, whose salaries and other benefits denominated in currencies other than yen increased due to the depreciation of the yen against the US dollar and other foreign currencies. The increase in net periodic pension costs was due primarily to an increase in amortization of net actuarial loss and a decrease in expected return on plan assets. The decrease in expected return on plan assets for our plans and our certain domestic subsidiaries resulted from a decrease in expected rate of return on plan assets from 5.17% for the fiscal year ended March 31, 2001 to 4.91% for the fiscal year ended March 31, 2002. These increases were partially offset by a decrease in salary expense resulting from a reduction in the number of employees.

Net occupancy expenses for the fiscal year ended March 31, 2002 were (Yen)102.4 billion, a decrease of (Yen)2.9 billion, or 2.7%, from (Yen)105.3 billion for the fiscal year ended March 31, 2001. This decrease was due primarily to the closing and consolidation of offices, which was partially offset by an increase in overseas occupancy expenses resulting from the yen depreciation against the US dollar and other foreign currencies.

Losses on other real estate owned for the fiscal year ended March 31, 2002 were
(Yen)5.0 billion, a decrease of (Yen)10.8 billion, or 68.4%, from (Yen)15.8 billion for the fiscal year ended March 31, 2001. This decrease reflected a significant reduction in our other real estate owned from (Yen)33.0 billion at March 31, 2001 to (Yen)11.5 billion at March 31, 2002 through asset sales to third parties.

Intangible asset amortization for the fiscal year ended March 31, 2002 was
(Yen)28.9 billion and was substantially unchanged from (Yen)28.6 billion for the fiscal year ended March 31, 2001.

Goodwill amortization for the fiscal year ended March 31, 2002 was (Yen)4.6 billion, an increase of (Yen)0.2 billion, or 2.5%, from (Yen)4.4 billion for the fiscal year ended March 31, 2001.

Insurance premiums for the fiscal year ended March 31, 2002 were (Yen)33.6 billion, an increase of (Yen)1.5 billion, or 4.7%, from (Yen)32.1 billion for the fiscal year ended March 31, 2001. This increase primarily reflected an increase in deposit insurance premiums resulting from an increase in domestic deposits.

Communication expense for the fiscal year ended March 31, 2002 was (Yen)18.9 billion and was substantially unchanged from (Yen)17.1 billion for the fiscal year ended March 31, 2001.

Other non-interest expenses for the fiscal year ended March 31, 2002 were
(Yen)397.6 billion, an increase of (Yen)80.6 billion, or 25.4%, from (Yen)317.0 billion for the fiscal year ended March 31, 2001. This increase was primarily due to an increase of (Yen)33.8 billion in provision for credit losses on off-balance sheet instruments, an increase of (Yen)13.6 billion in overseas operating expenses and an increase in fees paid to outside servicers. The increase in overseas operating expenses primarily reflected the depreciation of the yen against the US dollar and other foreign currencies and an increase in advertising and other operating expenses of UnionBanCal Corporation.

Income Tax Expense (Benefit)

The following table presents a summary of our income tax expense (benefit):

                                                          Years ended March 31,
                                                  ------------------------------------
                                                      2001         2002        2003
                                                  -----------  -----------  ----------
                                                              (in billions)
Income (loss) before income tax expense (benefit) (Yen)(101.7) (Yen)(218.0) (Yen)273.3
Income tax expense (benefit)..................... (Yen)   6.0  (Yen) (79.5) (Yen) 23.8
Effective tax rate...............................         5.9%        36.5%        8.7%
Normal effective statutory tax rate..............        38.6%        38.0%       38.0%

Mitsubishi Tokyo Financial Group has elected to file consolidated corporate-tax returns starting in the fiscal year ended March 31, 2003 and we are a member of the consolidated group. We, however, have used the separate return method of allocation. Under the separate return method of allocation, current and deferred taxes for the fiscal year ended March 31, 2003 were determined by applying the requirements of FASB No. 109 as if we were filing a separate tax return. Although the consolidated corporate-tax system requires us to pay, for the fiscal years ended or ending March 31, 2003 and 2004, a surcharge tax of 2.0% of taxable income in addition to the national income tax rate of 30% applied to separate tax returns filers, we do not take such surcharge tax into consideration in determining current and deferred income taxes under the separate return method of allocation.

We accounted for local taxes based on the gross operating profits to the Tokyo Metropolitan Government and the Osaka Prefectural Government as non-interest expenses for the fiscal years ended March 31, 2001, 2002 and 2003. See "--Recent Developments--Legal Proceedings for Local Taxes."

Also, as discussed in "--Recent Developments--Amendments of Local Tax System," for the fiscal year beginning after March 31, 2004, new uniform local taxes become effective. These new rules introduce value-added taxes and replace a part of the existing local taxes based on income. The new local taxes are computed based on three components: (a) amount of profit, (b) amount of value-added (total payroll, net interest paid or received, net rent paid and income before use of net operating losses) and (c) amount of total paid-in capital. The taxes are computed by adding together the totals of each of the three components each of which is calculated separately.

The enactment of new uniform local tax laws mentioned above, which will supersede the current local taxes, including the local taxes levied by Tokyo Metropolitan Government, resulted in a decrease of (Yen)63.9 billion in income tax expense for the fiscal year ended March 31, 2003 through an increase in deferred tax assets.

Reconciling items between combined normal effective statutory tax rates and effective income tax rates for the fiscal years ended March 31, 2001, 2002 and 2003 are summarized as follows:

                                                                        Years ended March 31,
                                                                        ------------------
                                                                        2001*   2002*   2003
                                                                        -----   -----  -----
Combined normal effective statutory tax rate........................... 38.6%    38.0%  38.0%
Reconciling items:
   Nondeductible expenses..............................................  2.1      0.3    3.1
   Goodwill amortization...............................................  1.3      0.8     --
   Dividends from foreign subsidiaries.................................  8.5      3.8    3.8
   Foreign tax credit and payments..................................... (3.2)    (2.4)   8.3
   Lower tax rates applicable to income of foreign subsidiaries........ (3.7)    (4.3)  (0.8)
   Foreign income exempted for income tax purpose...................... (2.1)    (0.7)  (0.0)
   Foreign tax assessment (refund).....................................  1.1     (1.0)  (1.2)
   Minority interests..................................................  6.4      4.0    1.1
   Change in valuation allowance.......................................  3.5     17.2    4.5
   Expiration of loss carryforwards of subsidiaries.................... 25.9       --     --
   Enacted change in tax rates.........................................  8.4       --  (23.4)
   Realization of previously unrecognized tax benefits of subsidiaries.   --    (16.6) (24.9)
   Other--net.......................................................... (3.7)     0.4    0.2
                                                                        ----    -----  -----
Effective income tax rate..............................................  5.9%    36.5%   8.7%
                                                                        ====    =====  =====

--------
* In calculating the effective income tax rate for the fiscal years ended March 31, 2001 and 2002, the reconciling items were subtracted from the combined normal effective statutory tax rate since loss before income tax benefit was recorded in each fiscal year.

The effective income tax rate of 8.7% for the fiscal year ended March 31, 2003 was 29.3 percentage points lower than the normal effective statutory tax rate of 38.0%. This lower tax rate primarily reflected an enacted change in tax rate and realization of previously unrecognized tax benefits of subsidiaries. The enacted change in tax rate resulted from the new uniform local taxes, which introduced value-added taxes as discussed above, and accounted for 23.4% in the reconciliation above. The realization of previously unrecognized tax benefits of subsidiaries primarily related to the liquidation of several of our domestic subsidiaries with accumulated losses, including The Diamond Mortgage Co., Ltd., and accounted for 24.9% in the reconciliation above.

The effective tax credit rate of 36.5% for the fiscal year ended March 31, 2002 was 1.5 percentage points lower than the normal effective statutory tax rate of 38.0%. The lower tax rate was attributable primarily to a change in valuation allowance. The valuation allowance provided against deferred tax assets decreased (Yen)70.2 billion from (Yen)205.4 billion at March 31, 2001 to
(Yen)135.2 billion at March 31, 2002. The decrease was mainly to due to the absence of valuation allowance for net operating loss carryforward of Nippon Trust Bank, amounting to (Yen)80.3 billion, resulting from the exclusion of Nippon Trust Bank from consolidation in the fiscal year ended March 31, 2002. This decrease did not have an impact on the effective tax rate because Nippon Trust Bank's operations were excluded since the beginning of the fiscal year and, accordingly, the impact was not reflected in the reconciling items above. Excluding the impact of Nippon Trust Bank, the valuation allowance increased
(Yen)10.1 billion principally due to an increase in operating loss carryforwards of certain subsidiaries. The effect of the increase in valuation allowance was partially offset by the realization of previously unrecognized tax benefits of our subsidiaries.

Business Segment Analysis

We measure the performance of each of our business segments in terms of "operating profit" in accordance with the regulatory reporting requirements of the Financial Services Agency. Operating profit and other segment information are based on Japanese GAAP and are not consistent with our financial statements prepared on the basis of US GAAP. For example, operating profit under Japanese GAAP does not reflect items such as most of the provisions for credit losses, foreign exchange gains (losses) and equity investment securities gains (losses).

Nippon Trust Bank and Tokyo Trust Bank, both our former subsidiaries, were merged with and into Mitsubishi Trust Bank on October 1, 2001. Our segment information for the fiscal year ended March 31, 2001 has been restated to exclude the operating results of Nippon Trust Bank and Tokyo Trust Bank.

We maintain our business unit system based on customer and product segmentation. Our major business units during the fiscal year ended March 31, 2003 were:

..   retail banking, which provides banking products and services to individual customers in Japan;

..   commercial banking, which provides banking products and services to large corporations and some small and medium-sized companies;

..   global corporate banking, which provides banking services to large Japanese corporations and their overseas operations as well as non-Japanese corporations who do business on a global basis, excluding UNBC's customers;

..   investment banking, which provides advisory and other services related to mergers and acquisitions, securities services of us, syndicated loans, project financing, derivatives and securitization and other investment banking activities;

..   asset management, which provides asset management and trust products and services mainly to high net worth individuals, branch customers and corporate clients in Japan;

..   UNBC, which includes our subsidiaries in California, UnionBanCal
    Corporation and Union Bank of California, N.A.;

..   operations services, which provides operations and settlement services to our other business units, including settlement and foreign exchange;

..   treasury, which conducts our asset and liability management and liquidity management; and

..   other, which consists of:

  .   systems services, which is responsible for our computer systems;

  . eBusiness & IT Initiatives, which is responsible for developing information technology business opportunities;

  . the corporate center, which retains functions such as strategic planning, overall risk management, internal auditing and compliance; and

  . the elimination of duplicated amounts of net revenue among business segments.

For the fiscal years ended March 31, 2001 and 2002, our securities subsidiaries were included in the investment banking business unit. In response to the incorporation of Mitsubishi Securities into which these securities subsidiaries were merged on September 1, 2002, we began measuring the results of Mitsubishi Securities separately from our investment banking business unit in the latter half of the fiscal year ended March 31, 2003. Accordingly, we presented Mitsubishi Securities as a separate operating segment for the fiscal year ended March 31, 2003. Presentation for prior years has been reclassified to conform to the presentation for the fiscal year ended March 31, 2003.

Mitsubishi Securities segment includes Mitsubishi Securities and its subsidiaries that provide a broad range of retail and corporate securities services and products including retail brokerage, securitization, M&A advisory and derivatives.

Further, after the incorporation of Mitsubishi Securities, we transferred part of the investment banking business, including securitization, M&A advisory and derivatives, to Mitsubishi Securities from our investment banking business unit. This transfer did not significantly affect the current fiscal year results of the investment banking business unit or Mitsubishi Securities. It is not practicable to restate the previous fiscal years' information based on the current fiscal year's presentation or to recast the current fiscal year's information based on the previous fiscal years' presentation to reflect this transfer.

In May 2003, we integrated the investment banking business unit and the asset management business unit into one business unit under the name of investment banking and asset management business unit. Since this integration of business units was made subsequent to March 31, 2003, we did not reclassify the business segment information for the fiscal years ended March 31, 2001, 2002 and 2003 to reflect such integration.

The following table shows the business segment information for the fiscal years ended March 31, 2001, 2002 and 2003:

                                          Global
                    Retail    Commercial Corporate  Investment   Asset                Operations            Mitsubishi
                    Banking    Banking    Banking    Banking   Management     UNBC     Services   Treasury  Securities
                   ---------- ---------- ---------- ---------- ----------  ---------- ---------- ---------- ----------
                                                                           (in billions)
Fiscal year ended
 March 31,  2001*:
   Net revenue.... (Yen)301.5 (Yen)286.7 (Yen)270.6 (Yen) 74.0 (Yen)  8.8  (Yen)256.2 (Yen)22.4  (Yen)105.1 (Yen) 20.3
   Operating
    expenses......      231.3      130.5      124.5       50.0       12.7       131.9      18.1        23.2       22.1
                   ---------- ---------- ---------- ---------- ----------  ---------- ---------  ---------- ----------
   Operating
    profit
    (loss)........ (Yen) 70.2 (Yen)156.2 (Yen)146.1 (Yen) 24.0 (Yen) (3.9) (Yen)124.3 (Yen) 4.3  (Yen) 81.9 (Yen) (1.8)
                   ========== ========== ========== ========== ==========  ========== =========  ========== ==========
Fiscal year ended
 March 31, 2002*:
   Net revenue.... (Yen)283.1 (Yen)297.7 (Yen)282.1 (Yen)101.8 (Yen)  8.9  (Yen)295.9 (Yen)21.5  (Yen)207.1 (Yen) 12.8
   Operating
    expenses......      230.6      126.8      134.6       50.6       13.9       163.6      17.6        28.4       22.0
                   ---------- ---------- ---------- ---------- ----------  ---------- ---------  ---------- ----------
   Operating
    profit
    (loss)........ (Yen) 52.5 (Yen)170.9 (Yen)147.5 (Yen) 51.2 (Yen) (5.0) (Yen)132.3 (Yen) 3.9  (Yen)178.7 (Yen) (9.2)
                   ========== ========== ========== ========== ==========  ========== =========  ========== ==========
Fiscal year ended
 March 31, 2003:
   Net revenue.... (Yen)280.0 (Yen)286.6 (Yen)262.9 (Yen) 94.7 (Yen) (2.9) (Yen)275.8 (Yen)19.9  (Yen)287.8 (Yen) 55.1
   Operating
    expenses......      211.7      127.0      129.9       46.2       16.5       161.6      16.9        26.7       65.9
                   ---------- ---------- ---------- ---------- ----------  ---------- ---------  ---------- ----------
   Operating
    profit
    (loss)........ (Yen) 68.3 (Yen)159.6 (Yen)133.0 (Yen) 48.5 (Yen)(19.4) (Yen)114.2 (Yen) 3.0  (Yen)261.1 (Yen)(10.8)
                   ========== ========== ========== ========== ==========  ========== =========  ========== ==========


                      Other        Total
                   -----------  ------------
                         (in billions)
Fiscal year ended
 March 31,  2001*:
   Net revenue.... (Yen) (27.2) (Yen)1,318.4
   Operating
    expenses......       146.8         891.1
                   -----------  ------------
   Operating
    profit
    (loss)........ (Yen)(174.0) (Yen)  427.3
                   ===========  ============
Fiscal year ended
 March 31, 2002*:
   Net revenue.... (Yen) (58.4) (Yen)1,452.5
   Operating
    expenses......        57.0         845.1
                   -----------  ------------
   Operating
    profit
    (loss)........ (Yen)(115.4) (Yen)  607.4
                   ===========  ============
Fiscal year ended
 March 31, 2003:
   Net revenue.... (Yen) (88.1) (Yen)1,471.8
   Operating
    expenses......        80.1         882.5
                   -----------  ------------
   Operating
    profit
    (loss)........ (Yen)(168.2) (Yen)  589.3
                   ===========  ============

--------
* The segment information for the fiscal years ended March 31, 2001 and 2002 was restated to conform to the presentation for the fiscal year ended March 31, 2003.

When our business units work together to provide services to customers, we assign the total amount of net revenue derived from those services to each participating business unit without dividing the net revenue. As a result, some items of net revenue are duplicated among the participating segments. The duplicated amounts are eliminated in the "Other" column. The following is a summary of the duplicated amounts between those segments shown in columns and those shown in the rows. The total of such duplicated amounts is included in "Other" in the table above.

                                                Global                Total
                                    Commercial Corporate   Asset      Amount
                                     Banking    Banking  Management Eliminated
                                    ---------- --------- ---------- ----------
                                                  (in billions)
  Fiscal year ended March 31, 2001:
     Investment banking............  (Yen)5.6  (Yen)28.0  (Yen)0.5  (Yen)34.1
                                     ========  =========  ========  =========
  Fiscal year ended March 31, 2002:
     Investment banking............  (Yen)7.8  (Yen)30.2  (Yen) --  (Yen)38.0
                                     ========  =========  ========  =========
  Fiscal year ended March 31, 2003:
     Investment banking............  (Yen)9.7  (Yen)28.7  (Yen) --  (Yen)38.4
                                     ========  =========  ========  =========

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

Total net revenue increased (Yen)19.3 billion, or 1.3%, from (Yen)1,452.5 billion for the fiscal year ended March 31, 2002 to (Yen)1,471.8 billion for the fiscal year ended March 31, 2003. This increase was due mainly to an increase of (Yen)80.7 billion in the treasury unit and an increase of (Yen)42.3 billion at Mitsubishi Securities. This increase was partially offset by a decrease of (Yen)20.1 billion in the UNBC business unit.

Total operating expenses increased (Yen)37.4 billion, or 4.4%, from (Yen)845.1 billion for the fiscal year ended March 31, 2002 to (Yen)882.5 billion for the fiscal year ended March 31, 2003. This increase was due mainly to an increase of (Yen)43.9 billion in operating expenses for Mitsubishi Securities and an increase of (Yen)23.1 billion in operating expenses included in the "Other" column. The increase was partially offset by a decrease of (Yen)18.9 billion in the retail banking business unit.

Net revenue of the retail banking business unit decreased (Yen)3.1 billion, or 1.1%, from (Yen)283.1 billion for the fiscal year ended March 31, 2002 to
(Yen)280.0 billion for the fiscal year ended March 31, 2003. This decrease was mainly due to a decrease in net interest income of (Yen) 10.9 billion, reflecting a decline in interest margins due to declining interest rate in yen and foreign currencies. The decrease was partially offset by an increase in net fees of (Yen)6.1 billion, reflecting an increase in fee income on insurance products and domestic funds transfers.

Net revenue of the commercial banking business unit decreased (Yen)11.1 billion, or 3.7%, from (Yen)297.7 billion for the fiscal year ended March 31, 2002 to (Yen)286.6 billion for the fiscal year ended March 31, 2003. This decrease was mainly due to a decrease of (Yen)20.0 billion in net interest income, which primarily reflected a decrease in volume of commercial loans and a decrease in dividend income. The decrease in commercial loans was partly attributable to the disposal of problem loans. The decrease in our dividend income reflected the reduction in our holdings of strategic equity investments. These decreases were partially offset by an increase in other income of
(Yen)4.6 billion, reflecting an increase in income on derivative products.

Net revenue of the global corporate banking business unit decreased (Yen)19.2 billion, or 6.8%, from (Yen)282.1 billion for the fiscal year ended March 31, 2002 to (Yen)262.9 billion for the fiscal year ended March 31, 2003. This decrease was mainly due to a decrease of (Yen)11.1 billion in net interest income and a decrease in net revenue of subsidiaries of (Yen)10.1 billion. The decrease in net interest income reflected a decline in interest margins on loans and deposits in the declining interest rate environment in Japan and foreign countries and the decrease in net revenue of our subsidiaries reflected a decrease in interest income in our overseas subsidiaries in the declining interest rate environment.

Net revenue of the investment banking business unit decreased (Yen)7.1 billion, or 6.9%, from (Yen)101.8 billion for the fiscal year ended March 31, 2002 to
(Yen)94.7 billion for the fiscal year ended March 31, 2003. This decrease was mainly due to a decrease of (Yen)10.1 billion in net revenue of our subsidiaries, reflecting depressed securities trading operations in our overseas subsidiaries. The decrease was partially offset by an increase in other income of (Yen)4.4 billion, reflecting an increase in gains on derivatives trading.

Net revenue of the asset management business unit decreased (Yen)11.8 billion, or 132.6%, from (Yen)8.9 billion for the fiscal year ended March 31, 2002 to a loss of (Yen)2.9 billion for the fiscal year ended March 31, 2003. This decrease was mainly attributable to a decrease of (Yen)9.7 billion in other income, which primarily reflected a decrease in gains on trust funds and investment trusts due to declining stock markets in Japan.

Net revenue of the UNBC business unit decreased (Yen)20.1 billion, or 6.8%, from (Yen)295.9 billion for the fiscal year ended March 31, 2002 to (Yen)275.8 billion for the fiscal year ended March 31, 2003. This decrease was largely due to the appreciation of the yen against the US dollar at the end of UNBC's 2002 fiscal year compared to that of the previous year.

Net revenue of the operation services unit decreased (Yen)1.6 billion, or 7.4%, from (Yen)21.5 billion for the fiscal year ended March 31, 2002 to (Yen)19.9 billion for the fiscal year ended March 31, 2003, mainly due to a decline in revenue of our domestic subsidiaries.

Net revenue of the treasury unit increased (Yen)80.7 billion, or 39.0%, from
(Yen)207.1 billion for the fiscal year ended March 31, 2002 to (Yen)287.8 billion for the fiscal year ended March 31, 2003. This increase was mainly due to an increase in interest income and other income, which primarily reflected an increase in gains on investments in domestic and foreign bonds and an increase in gain on our foreign currency asset and liability management operations reflecting a decline in the foreign currency interest rate.

Net revenue of Mitsubishi Securities increased (Yen)42.3 billion, or 330.7%, from (Yen)12.8 billion for the fiscal year ended March 31, 2002 to (Yen)55.1 billion for the fiscal year ended March 31, 2003. This increase was mainly due to the merger that formed Mitsubishi Securities on September 1, 2002. There was no revenue of KOKUSAI Securities Co., Ltd. recorded for the fiscal year ended March 31, 2002 because we accounted for our investment in this company under the equity method and did not consolidate it.

This increase in operating expenses in the "Other" column primarily reflected a significant decrease in the provision for credit losses. Credit losses are allocated to the corporate center rather than being reflected in each business segment.

Fiscal Year Ended March 31, 2002 Compared to Fiscal Year Ended March 31, 2001

Total net revenue increased (Yen)134.1 billion, or 10.2%, from (Yen)1,318.4 billion for the fiscal year ended March 31, 2001 to (Yen)1,452.5 billion for the fiscal year ended March 31, 2002. This increase was due mainly to an increase of (Yen)102.0 billion in the treasury unit and an increase of
(Yen)39.7 billion in the UNBC business unit. This increase was partially offset by a decrease of (Yen)18.4 billion in the retail banking business unit.

Total operating expenses decreased (Yen)46.0 billion, or 5.2%, from (Yen)891.1 billion for the fiscal year ended March 31, 2001 to (Yen)845.1 billion for the fiscal year ended March 31, 2002. This decrease was due mainly to a decrease of
(Yen)89.8 billion in operating expenses included in the "Other" column. The decrease was partially offset by an increase of (Yen)31.7 billion in the UNBC business unit due mainly to an increase in advertising and other operating expenses.

Net revenue of the retail banking business unit decreased (Yen)18.4 billion, or 6.1%, from (Yen)301.5 billion for the fiscal year ended March 31, 2001 to
(Yen)283.1 billion for the fiscal year ended March 31, 2002. This decrease was mainly due to a decrease in net interest income of (Yen)21.3 billion, reflecting a decline in interest margins on deposits and debentures due to declining interest rates in Japanese yen and other foreign currencies.

Net revenue of the commercial banking business unit increased (Yen)11.0 billion, or 3.9%, from (Yen)286.7 billion for the fiscal year ended March 31, 2001 to (Yen)297.7 billion for the fiscal year ended March 31, 2002. This increase was mainly due to an increase of (Yen)4.0 billion in net fee income (mainly increases in commitment line fees and safe deposit box rental income), an increase of (Yen)3.9 billion in other income (mainly gains on derivative transactions) and an increase of (Yen)2.3 billion in revenues mainly from a newly consolidated subsidiary.

Net revenue of the global corporate banking business unit increased (Yen)11.5 billion, or 4.2%, from (Yen)270.6 billion for the fiscal year ended March 31, 2001 to (Yen)282.1 billion for the fiscal year ended March 31, 2002. This increase was mainly due to an increase of (Yen)7.9 billion in net fee income, such as commitment line fees and fees on investment banking business. This increase was partially offset by an increase in foreign exchange losses relating to the economic crisis in Argentina.

Net revenue of the investment banking business unit increased (Yen)27.8 billion, or 37.5%, from (Yen)74.0 billion for the fiscal year ended March 31, 2001 to (Yen)101.8 billion for the fiscal year ended Mach 31, 2002. This increase was largely attributable to an increase of (Yen)5.9 billion in net interest income relating mainly to structured finance, an increase of (Yen)3.7 billion in net fee income relating mainly to securitization of loans and syndication of loans and an increase of (Yen)4.5 billion in other income relating mainly to gains on derivative transactions. The profits of our subsidiaries also contributed to the increase.

Net revenue of the asset management business unit increased (Yen)0.1 billion, or 1.7%, from (Yen)8.8 billion for the fiscal year ended March 31, 2001 to
(Yen)8.9 billion for the fiscal year ended March 31, 2002. This increase reflected an increase of (Yen)4.1 billion in net interest income, which primarily resulted from a decrease in funding costs. The increase was partially offset by a decrease in trust fees.

Net revenue of the UNBC business unit increased (Yen)39.7 billion, or 15.5%, from (Yen)256.2 billion for the fiscal year ended March 31, 2001 to (Yen)295.9 billion for the fiscal year ended March 31, 2002. This increase was largely due to the depreciation of the yen against the US dollar.

Net revenue of the operations services unit decreased (Yen)0.9 billion, or 4.1%, from (Yen)22.4 billion for the fiscal year ended March 31, 2001 to
(Yen)21.5 billion for the fiscal year ended March 31, 2002, mainly due to a decrease in the volume of domestic operation and settlement services.

Net revenue of the treasury unit increased (Yen)102.0 billion, or 97.0%, from
(Yen)105.1 billion for the fiscal year ended March 31, 2001 to (Yen)207.1 billion for the fiscal year ended March 31, 2002. This increase was mainly due to an increase in net interest income, which primarily reflected an increase in interest income on foreign currency treasury business, resulting from a decline in foreign currency interest rates and an increase in gains on investments in foreign bonds.

The decrease in operating expenses in the "Other" column primarily reflected a significant decrease in the general provision for credit losses. Credit losses are allocated to the corporate center rather than being reflected in each business segment.

Geographic Segment Analysis

The following table sets forth total revenue, income (loss) before income tax expense (benefit) and net income (loss) on a geographic basis based principally on the domicile of activities for the fiscal years ended March 31, 2001, 2002 and 2003:

                                                                  Years ended March 31,
                                                         ----------------------------------------
                                                             2001          2002          2003
                                                         ------------  ------------  ------------
                                                                      (in billions)
Total revenue (interest income and non-interest income):
   Domestic............................................. (Yen)1,120.5  (Yen)  830.9  (Yen)1,028.0
                                                         ------------  ------------  ------------
   Foreign:
       United States....................................        646.7         563.7         462.2
       Europe...........................................        303.5         235.9         292.8
       Asia/Oceania Excluding Japan.....................        271.6         239.3         131.4
       Other Areas*.....................................        169.8         120.5          80.3
                                                         ------------  ------------  ------------
          Total foreign.................................      1,391.6       1,159.4         966.7
                                                         ------------  ------------  ------------
              Total..................................... (Yen)2,512.1  (Yen)1,990.3  (Yen)1,994.7
                                                         ============  ============  ============
Income (loss) before income tax expense (benefit):
   Domestic............................................. (Yen) (389.6) (Yen) (395.9) (Yen)    2.0
                                                         ------------  ------------  ------------
   Foreign:
       United States....................................         45.4          35.9          86.1
       Europe...........................................         92.7          42.6         114.6
       Asia/Oceania Excluding Japan.....................         94.8          54.0          48.0
       Other Areas*.....................................         55.0          45.4          22.6
                                                         ------------  ------------  ------------
          Total foreign.................................        287.9         177.9         271.3
                                                         ------------  ------------  ------------
              Total..................................... (Yen) (101.7) (Yen) (218.0) (Yen)  273.3
                                                         ============  ============  ============
Net income (loss):
   Domestic............................................. (Yen) (352.3) (Yen) (282.6) (Yen)   22.1
                                                         ------------  ------------  ------------
   Foreign:
       United States....................................         15.6          11.4          55.5
       Europe...........................................         91.0          46.1         112.2
       Asia/Oceania Excluding Japan.....................         84.3          50.0          37.8
       Other Areas*.....................................         53.7          42.4          21.4
                                                         ------------  ------------  ------------
          Total foreign.................................        244.6         149.9         226.9
                                                         ------------  ------------  ------------
              Total..................................... (Yen) (107.7) (Yen) (132.7) (Yen)  249.0
                                                         ============  ============  ============

--------
*  Other Areas primarily include Canada, Latin America and the Caribbean.

In connection with the 2003 reclassifications in non-interest income and non-interest expenses previously mentioned, total revenues, which consist of interest income and non-interest income, for prior periods have been reclassified.

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

Domestic total revenue increased (Yen)197.1 billion, or 23.7%, from (Yen)830.9 billion for the fiscal year ended March 31, 2002 to (Yen)1,028.0 billion for the fiscal year ended March 31, 2003. This increase primarily reflected increases in net trading profit and foreign exchange gains. The increase was partially offset by a decrease in interest income.

Foreign total revenue decreased (Yen)192.7 billion, or 16.6%, from (Yen)1,159.4 billion in the fiscal year ended March 31, 2002 to (Yen)966.7 billion for the fiscal year ended March 31, 2003. This decrease primarily reflected a decrease in interest income. The decrease was partially offset by increases in net investment securities gains and net foreign exchange gains.

Domestic income before income taxes increased (Yen)397.9 billion, from
(Yen)395.9 billion of domestic loss before income taxes for the fiscal year ended March 31, 2002 to (Yen)2.0 billion of domestic income before income taxes for the fiscal year ended March 31, 2003. This increase was due to primarily a decrease in the provision for loan losses and an increase in net trading account profits.

Foreign income before income taxes increased (Yen)93.4 billion, or 52.6%, from
(Yen)177.9 billion for the fiscal year ended March 31, 2002 to (Yen)271.3 billion for the fiscal year ended March 31, 2003. This increase primarily reflected increases in net investment securities gains and net foreign exchange gains.

Fiscal Year Ended March 31, 2002 Compared to Fiscal Year Ended March 31, 2001

Domestic total revenue decreased (Yen)289.6 billion, or 25.8%, from
(Yen)1,120.5 billion for the fiscal year ended March 31, 2001 to (Yen)830.9 billion for the fiscal year ended March 31, 2002. This decrease primarily reflected decreases in interest income, net trading account profits and net investment securities gains.

Foreign total revenue decreased (Yen)232.2 billion, or 16.7%, from (Yen)1,391.6 billion for the fiscal year ended March 31, 2001 to (Yen)1,159.4 billion for the fiscal year ended March 31, 2002. This decrease primarily reflected trading account losses in Europe in the latter period and a decrease in interest income in the United States and other areas due to declining interest rates, partially offset by the effect of the depreciation of the yen against the US dollar and other foreign currencies.

Domestic loss before income tax increased (Yen) 6.3 billion, or 1.6 %, from
(Yen) 389.6 billion for the fiscal year ended March 31, 2001 to (Yen) 395.9 billion for the fiscal year ended March 31, 2002. This increase was due primarily to decreases in net interest income, net trading account profits and net investment securities gains.

Foreign income before income taxes decreased (Yen)110.0 billion, or 38.2 %, from (Yen) 287.9 billion for the fiscal year ended March 31, 2001 to (Yen)
177.9 billion for the fiscal year ended March 31, 2002. This decrease primarily reflected foreign exchange losses in the United States and Europe due to the depreciation of the yen against the US dollar and other foreign currencies, an increase in credit losses in the United States, particularly those relating to the bankruptcy of Enron Corporation, and a net trading loss in Europe.

Effect of Change in Exchange Rate on Foreign Currency Translation

The average exchange rate for the fiscal year ended March 31, 2003 was
(Yen)121.94 per $1.00, compared to the prior fiscal year's average exchange rate of (Yen)125.13 per $1.00. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2002 was (Yen)125.34 per $1.00, compared to the average exchange rate for the fiscal year ended December 31, 2001 of
(Yen)121.54 per $1.00.

In terms of the average exchange rate, the change in the average exchange rate of the yen against the US dollar and other foreign currencies resulted in translation gains on total revenue of approximately (Yen)12 billion, net interest income of approximately (Yen)1 billion and loss before income taxes of approximately (Yen)3 billion for the fiscal year ended March 31, 2003.

B.  Liquidity and Capital Resources

Financial Condition

Total Assets

Our total assets at March 31, 2003 were (Yen)77.68 trillion, representing an increase of (Yen)1.05 trillion, or 1.4%, from (Yen)76.63 trillion at March 31, 2002. This increase was due primarily to an increase of (Yen)2.24 trillion in cash and due from banks, an increase of (Yen)0.96 trillion in trading account assets, and an increase of (Yen)0.44 trillion in deferred tax assets. This increase was partially offset by a decrease of (Yen)1.12 trillion in call loans and funds sold.

We have allocated a substantial portion of our assets to international activities. As a result, reported amounts are affected by changes in the value of the yen against the US dollar and other foreign currencies. Foreign assets are denominated primarily in US dollars. The following table shows our total assets at March 31, 2002 and 2003 by geographic region based principally on the domicile of the obligors:

                                                  At March 31,
                                              ---------------------
                                                 2002       2003
                                              ---------- ----------
                                                 (in trillions)
             Japan........................... (Yen)55.38 (Yen)56.68
                                              ---------- ----------
             Foreign:
                United States of America.....      10.49      10.29
                Europe.......................       5.39       5.89
                Asia/Oceania Excluding Japan.       3.03       2.99
                Other Areas*.................       2.34       1.83
                                              ---------- ----------
                    Total foreign............      21.25      21.00
                                              ---------- ----------
                       Total................. (Yen)76.63 (Yen)77.68
                                              ========== ==========

--------
*  Other Areas primarily include Canada, Latin America and the Caribbean.

At March 31, 2003, the noon buying rate of the Federal Reserve Bank of New York was (Yen)118.07 per $1.00, as compared with (Yen)132.70 per $1.00 at March 29, 2002. The yen equivalent amount of foreign currency denominated assets and liabilities increases as the yen/US dollar exchange rate becomes higher, evidencing a "weaker" yen, and decreases as the yen/US dollar exchange rate becomes lower, evidencing a "stronger" yen. The appreciation of the yen against the US dollar and other foreign currencies during the fiscal year ended March 31, 2003 decreased the yen value of our total assets by approximately (Yen)1.72 trillion. See "Item 3.A. Key Information--Selected Financial Data--Exchange Rate Information."

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, at March 31, 2002 and 2003, based on classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on use of proceeds:

                                                                 At March 31,
                                                 --------------------------------------------
                                                      2002                  2003
                                                 -------------- -----------------------------
                                                      Old            Old            New
                                                 classification classification classification
                                                 -------------- -------------- --------------
                                                                (in billions)
Domestic:
   Manufacturing................................ (Yen) 5,081.8  (Yen) 4,791.9  (Yen) 4,714.7
   Construction.................................       1,225.1          995.9          995.9
   Real estate..................................       3,618.9        3,245.7        3,245.7
   Services.....................................       3,597.0        4,303.0        4,249.1
   Wholesale and retail.........................       5,142.8        4,880.2        4,723.0
   Banks and other financial institutions.......       2,201.5        1,800.6        1,800.6
   Communication and information services.......            --             --        1,264.7
   Other industries.............................       2,781.1        3,621.3        2,644.9
   Consumer.....................................       6,687.5        6,994.2        6,994.2
                                                 -------------  -------------  -------------
       Total domestic...........................      30,335.7       30,632.8       30,632.8
                                                 -------------  -------------  -------------
Foreign:
   Governments and official institutions........         308.6          227.7          227.7
   Banks and other financial institutions.......         493.8          777.7          777.7
   Commercial and industrial....................       9,271.5        8,127.3        8,127.3
   Other........................................         644.0          267.3          267.3
                                                 -------------  -------------  -------------
       Total foreign............................      10,717.9        9,400.0        9,400.0
                                                 -------------  -------------  -------------
          Total.................................      41,053.6       40,032.8       40,032.8
Less unearned income and deferred loan fees--net          41.5           40.4           40.4
                                                 -------------  -------------  -------------
          Total................................. (Yen)41,012.1  (Yen)39,992.4  (Yen)39,992.4
                                                 =============  =============  =============

During the fiscal year ended March 31, 2003, the Bank of Japan changed its industry segment classifications. This change primarily included the introduction of a new category: "Communication and information services." Due to the introduction of this new category, some businesses previously included in "Manufacturing," "Services" and "Other industries" were reclassified into "Communication and information services." To facilitate the change, we have modified our loan reporting system. For the purpose of comparison, the information as of March 31, 2003 includes loans outstanding, before allowance for credit losses, by type of industry, both based on the prior years' industry segment classification and on the new industry segment classification.

Loans are our primary use of funds. The average loan balance accounted for 58.1% of total interest-earning assets for the fiscal year ended March 31, 2002 and 59.5% for the fiscal year ended March 31, 2003.

At March 31, 2003, our total loans were (Yen)40.00 trillion, representing a decrease of (Yen)1.01 trillion, or 2.5%, from (Yen)41.01 trillion at March 31, 2002. Before the deduction of unearned income and deferred loan fees--net, our loan balance at March 31, 2003 consisted of (Yen)30.63 trillion of domestic loans and (Yen)9.40 trillion of foreign loans while the loan balance at March 31, 2002 consisted of (Yen)30.34 trillion of domestic loans and (Yen)10.72 trillion of foreign loans.

Domestic loans increased (Yen)0.29 trillion, or 1.0%, from (Yen)30.34 trillion at March 31, 2002 to (Yen) 30.63 trillion at March 31, 2003. This increase reflected an increase in loans to borrowers in the service industry and consumer loans. The increase in consumer loans primarily reflected a continuing increase in residential mortgage loans.

Foreign loans decreased (Yen)1.32 trillion, or 12.3%, from (Yen)10.72 trillion at March 31, 2002 to (Yen)9.40 trillion at March 31, 2003. This decrease was primarily attributable to the appreciation of the yen against the US dollar and other foreign currencies. In terms of fiscal year-end exchange rates, the yen value appreciated approximately 11.0% against the US dollar during the fiscal year ended March 31, 2003. In addition, in terms of local currencies in our overseas subsidiaries and offices, loans generally decreased for the fiscal year ended March 31, 2003, primarily due to the slowdown in the global economy, although UnionBanCal Corporation, our largest banking overseas subsidiary, increased its loans due primarily to an increase in residential and commercial mortgage loans.

Allowance for Credit Losses, Nonperforming and Past Due Loans

The following table shows a summary of the changes in the allowance for credit losses for the fiscal years ended March 31, 2001, 2002 and 2003:

                                                                      Year ended March 31,
                                                            ----------------------------------------
                                                                2001          2002          2003
                                                            ------------  ------------  ------------
                                                                          (in billions)
Balance at beginning of year............................... (Yen)1,137.2  (Yen)1,385.0  (Yen)1,341.6
                                                            ------------  ------------  ------------
Provision for credit losses................................        666.0         470.2         304.9
                                                            ------------  ------------  ------------
Charge-offs:
   Domestic................................................       (403.0)       (406.7)       (523.9)
   Foreign.................................................        (77.1)       (107.3)       (116.2)
                                                            ------------  ------------  ------------
       Total...............................................       (480.1)       (514.0)       (640.1)
Recoveries.................................................         34.8          48.8          66.7
                                                            ------------  ------------  ------------
Net charge-offs............................................       (445.3)       (465.2)       (573.5)
Deconsolidation of Nippon Trust Bank.......................           --         (57.5)           --
Other, principally foreign exchange translation adjustments         27.1           9.1         (14.4)
                                                            ------------  ------------  ------------
Balance at end of year..................................... (Yen)1,385.0  (Yen)1,341.6  (Yen)1,058.6
                                                            ============  ============  ============

Pursuant to the plan for financial revival mentioned in "--Operating Results--Recent Developments--Government Plan to Revive Financial Sector" and in order to improve our loan quality, we have accelerated disposals of nonperforming loans through sales to the RCC and other third parties. The following table provides comparative data in relation to our sales of nonperforming loans to the RCC and other third parties for the fiscal years ended March 31, 2002 and 2003:

                                                                                                   Additional
                                              Principal          Allowance for      Loans, net      provision
                                         amount of loans/ (1)/ credit losses /(2)/ of allowance for credit losses
                                         --------------------  ------------------  ------------ -----------------
                                                                     (in billions)
For the fiscal year ended March 31, 2002      (Yen)200.3           (Yen)128.5       (Yen) 71.8      (Yen)15.1
For the fiscal year ended March 31, 2003           580.7                266.3            314.4           43.9

--------
(1) Represents principal amount after the deduction of charge-offs made before the sales of nonperforming loans.
(2) Represents allowance for credit losses at the latest balance sheet date.

Additional provisions for credit losses associated with the sales of nonperforming loans increased from (Yen)15.1 billion for the fiscal year ended March 31, 2002 to (Yen)43.9 billion for the fiscal year ended March 31, 2003, due primarily to a significant increase in the volume of loans sold, particularly to the RCC. For the fiscal year ended March 31, 2003, our sales of nonperforming loans included not only loans to companies that were the subject of bankruptcy proceedings or that were virtually bankrupt but also, in comparison with prior years, a higher percentage of loans to companies that were likely to become bankrupt. Many of the loans that we sold were loans to companies that suffered further deterioration during the period, loans secured by collateral that during the period appeared increasingly inadequate or loans to borrowers that we concluded during the period would have difficulty in successfully restructuring their business or improving their financial conditions.

Additional provisions in connection with the sale of nonperforming loans may arise from a decline in the credit quality of the loans or the value of the underlying collateral between the most recent measurement date for financial reporting purposes (i.e., September 30 or March 31 of each year) and the date of actual sales. In addition, third party purchasers may purchase nonperforming loans at a discount reflecting greater than average risks, including risks of future decline in the value of the loans and collateral during the collection period associated with investments in the nonperforming loans or the underlying real estate collateral. It is difficult to estimate with accuracy the actual prices at which loan assets will be sold, particularly in light of our strategy of seeking to dispose particularly of assets that are perceived to be of declining quality. Accordingly, losses attributable to developments in the intervening periods, including sales negotiated with third party purchasers, for loans sold are recorded as part of additional provisions for credit losses.

In the years ended March 31, 2002 and 2003, we also sold loans that were not recorded as nonperforming in aggregate principal amounts of (Yen)49.2 billion and (Yen)13.8 billion, respectively, and recorded additional provisions for credit losses of (Yen)0.5 billion and (Yen)0.5 billion, respectively, in connection with those sales.

As a result of our active disposals of nonperforming loans, our balance of such loans significantly decreased for the fiscal year ended March 31, 2003. We expect to continue selling nonperforming loans during the fiscal year ending March 31, 2004 to the RCC, other parties and possibly to the newly-created Industrial Revitalization Corporation, in part to improve our asset quality and in part to comply with the Financial Services Agency's directives.

Charge-offs for the fiscal year ended March 31, 2003 were (Yen)640.1 billion, an increase of (Yen)126.1 billion, or 24.5%, from (Yen)514.0 billion for the fiscal year ended March 31, 2002. Charge-offs of domestic nonperforming loans for the fiscal year ended March 31, 2003 increased by (Yen)117.2 billion from the fiscal year ended March 31, 2002 and charge-offs of overseas nonperforming loans for the fiscal year ended March 31, 2003 increased by (Yen)8.9 billion from the fiscal year ended March 31, 2002.

The increase in charge-offs of domestic nonperforming loans resulted from our focus on the disposition of such loans. As part of the Emergency Economic Package announced in April 2001, the Japanese government provided guidance to major banks to remove from their balance sheets within the next two fiscal years nonperforming loans to borrowers who were classified as "likely to become bankrupt" or below that were outstanding at the end of September 2000. The Japanese government also urged major banks to remove within the next three fiscal years loans that were newly classified as such after October 2000. In accordance with these guidelines and our continuing effort to improve the quality of our assets, we have accelerated the removal of outstanding loans to borrowers who are classified as "likely to become bankrupt" or below through means such as write-offs, sales to third parties, including the RCC, and debt forgiveness.

Of the (Yen)117.2 billion increase in charge-offs of domestic nonperforming loans, (Yen)68.4 billion related to increased charge-offs of problem loans to the real estate industry and (Yen)25.3 billion related to increased charge-offs of problem loans to the wholesale and retail industry. The increases in charge-offs in these two industries were largely due to large charge-offs incurred for a small number of borrowers in the fiscal year ended March 31, 2003.

The following table summarizes the allowance for credit losses by component at each fiscal year end:

                                                                       At March 31,
                                                          --------------------------------------
                                                              2001         2002         2003
                                                          ------------ ------------ ------------
                                                                      (in billions)
Allocated allowance:
   Specific--specifically identified problem loans....... (Yen)  992.3 (Yen)  983.8 (Yen)  675.8
   Large groups of smaller balance homogeneous loans.....         26.2         37.9         37.5
   Loans exposed to specific country risk................         12.0         27.1         12.5
   Formula--substandard, special mention and other loans.        296.4        270.2        309.5
Unallocated allowance....................................         58.1         22.6         23.3
                                                          ------------ ------------ ------------
   Total allowance....................................... (Yen)1,385.0 (Yen)1,341.6 (Yen)1,058.6
                                                          ============ ============ ============

Allowance policy. Our credit rating system is closely linked to the risk grading standards set by the Japanese regulatory authorities for asset classification, and is used as a basis for establishing the allowance for credit losses. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition and results of operations, historical payment experience, credit documentation, other public information and current trends. For a discussion of our credit rating system, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk--Credit Risk Management--Credit Rating System."

Change in total allowance and provision for credit losses. At March 31, 2003, total allowance for credit losses was (Yen)1,058.6 billion, or 2.65% of the total loan portfolio and 50.04% of total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more. At March 31, 2002, total allowance for credit losses was (Yen)1,341.6 billion, or 3.27% of the total loan portfolio and 41.35% of total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more.

During the fiscal years ended March 31, 2001, 2002 and 2003, there were no significant additions to the allowance for credit losses resulting from directives, advice or counsel from governmental or regulatory bodies.

Provision for credit losses for the fiscal year ended March 31, 2003 was
(Yen)304.9 billion, a decrease of (Yen)165.3 billion from (Yen)470.2 billion for the fiscal year ended March 31, 2002. This decrease primarily reflected a significant decrease in impaired loans, which resulted mainly from disposals of nonperforming loans.

Provision for credit losses for the fiscal year ended March 31, 2002 was
(Yen)470.2 billion, a decrease of (Yen)195.8 billion from (Yen)666.0 billion for the fiscal year ended March 31, 2001. This decrease primarily reflected the fact that the provision for the fiscal year ended March 31, 2001 increased primarily because of a significant rise in impaired loans, in particular restructured loans.

Allocated allowance for specifically identified problem loans. The allocated credit loss allowance for specifically identified problem loans represents the allowance against impaired loans called for in SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Impaired loans primarily include nonaccrual loans and restructured loans. We generally discontinue accrual of interest income on loans when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to our loans and loans of certain domestic subsidiaries, and 90 days or more with respect to loans of certain foreign subsidiaries. Loans are classified as restructured loans when we grant a concession to the borrowers for economic or legal reasons related to the borrowers' financial difficulties. Detailed reviews of impaired loans are performed twice a year, at the end of June and December, shortly after annual or semi-annual financial statements for most Japanese companies first become available. During the three month periods beginning in June and December each year and ending on the balance sheet dates, management reassesses borrowers' ratings in response to events occurring during such intervening periods, including bankruptcy, past due principal or interest, downgrading of external credit rating, declining stock price, business restructuring and other events. As part of an ongoing review process, our credit officers monitor changes in all customers' creditworthiness during the periods between the detailed reviews. These detailed reviews form an integral part of our overall control process. An impaired loan is evaluated individually based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan is collateral-dependent at balance-sheet date.

The following table summarizes nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments, at March 31, 2001, 2002 and 2003:

                                                                                     At March 31,
                                                              ----------------------------------------------------------
                                                                   2001           2002                  2003
                                                              -------------- -------------- ----------------------------
                                                                   Old            Old            Old            New
                                                              classification classification classification classification
                                                              -------------- -------------- -------------- --------------
                                                                           (in billions, except percentages)
Nonaccrual loans:
   Domestic:
       Manufacturing......................................... (Yen)   109.7  (Yen)   115.4  (Yen)    74.6  (Yen)    73.6
       Construction..........................................         166.0          142.9           63.0           63.0
       Real estate...........................................         618.1          511.4          198.8          198.8
       Services..............................................         188.6          149.5           63.8           65.5
       Wholesale and retail..................................         214.7          223.8          209.6          195.4
       Banks and other financial institutions................          87.7           46.1           15.0           15.0
       Communication and information services................            --             --             --           13.9
       Other industries......................................          30.4           27.3           31.3           30.9
       Consumer..............................................         161.7          157.2          147.1          147.1
                                                              -------------  -------------  -------------  -------------
          Total domestic.....................................       1,576.9        1,373.6          803.2          803.2
   Foreign...................................................         182.5          233.8          265.9          265.9
                                                              -------------  -------------  -------------  -------------
          Total nonaccrual loans.............................       1,759.4        1,607.4        1,069.1        1,069.1
                                                              -------------  -------------  -------------  -------------
Restructured loans:
   Domestic:
       Manufacturing.........................................         225.3          249.5          151.9          149.1
       Construction..........................................          79.8           94.7           64.0           64.0
       Real estate...........................................         385.2          369.8          245.9          245.9
       Services..............................................         195.0          187.0          104.3          118.8
       Wholesale and retail..................................         456.5          415.1          260.6          241.2
       Banks and other financial institutions................          82.0           40.7           15.0           15.0
       Communication and information services................            --             --             --           11.1
       Other industries......................................          60.7           61.3           28.7           25.3
       Consumer..............................................          90.0          103.9           74.9           74.9
                                                              -------------  -------------  -------------  -------------
          Total domestic.....................................       1,574.5        1,522.0          945.3          945.3
   Foreign...................................................          87.0           97.1           83.2           83.2
                                                              -------------  -------------  -------------  -------------
          Total restructured loans...........................       1,661.5        1,619.1        1,028.5        1,028.5
                                                              -------------  -------------  -------------  -------------
Accruing loans contractually past due 90 days or more:
   Domestic..................................................          23.2           15.0           15.2           15.2
   Foreign...................................................           2.0            2.8            2.9            2.9
                                                              -------------  -------------  -------------  -------------
          Total accruing loans contractually past due
            90 days or more..................................          25.2           17.8           18.1           18.1
                                                              -------------  -------------  -------------  -------------
          Total.............................................. (Yen) 3,446.1  (Yen) 3,244.3  (Yen) 2,115.7  (Yen) 2,115.7
                                                              =============  =============  =============  =============
          Total loans........................................ (Yen)40,175.2  (Yen)41,012.2  (Yen)39,992.4  (Yen)39,992.4
                                                              =============  =============  =============  =============
Nonaccrual and restructured loans, and accruing loans
  contractually past due 90 days or more as a percentage of
  total loans................................................          8.58%          7.91%          5.29%          5.29%
                                                              =============  =============  =============  =============

As previously mentioned, the Bank of Japan changed the industry segment classification during the fiscal year ended March 31, 2003. For the purpose of comparison, the information as of March 31, 2003 includes both loans outstanding by type of industry based on the prior years' industry segment classification and the new industry segment classification.

Total nonaccrual loans were (Yen)1,069.1 billion at March 31, 2003 a decrease of (Yen)538.3 billion, or 33.5%, from (Yen)1,607.4 billion at March 31, 2002. This decrease was attributable primarily to a decrease of (Yen)312.6 billion in domestic nonaccrual loans to borrowers in the real estate industry and a decrease of (Yen)85.7 billion in domestic nonaccrual loans to borrowers in the services industry. These decreases principally reflected sales and charge-offs of such loans during the fiscal year ended March 31, 2003.

Total restructured loans were (Yen)1,028.5 billion at March 31, 2003, a decrease of (Yen)590.6 billion, or 36.5%, from (Yen)1,619.1 billion at March 31, 2002. Restructured loans to almost all industry segments decreased substantially during the fiscal year ended March 31, 2003 and this decrease reflected various factors, including some restructured loans being accounted as nonaccrual loans due to downgrading, collections and renewals of loan agreements without any concessions to customers.

The following table summarizes the balances of impaired loans and related impairment allowances at March 31, 2001, 2002 and 2003, excluding smaller-balance homogeneous loans:

                                                                        At March 31,
                                         --------------------------------------------------------------------------
                                                   2001                     2002                     2003
                                         ------------------------ ------------------------ ------------------------
                                             Loan      Impairment     Loan      Impairment     Loan      Impairment
                                            balance    allowance     balance    allowance     balance    allowance
                                         ------------  ---------- ------------  ---------- ------------  ----------
                                                                       (in billions)
Requiring an impairment allowance....... (Yen)2,888.2  (Yen)990.6 (Yen)2,757.5  (Yen)978.5 (Yen)1,855.6  (Yen)675.8
Not requiring an impairment allowance...        492.2          --        372.7          --        133.0          --
                                         ------------  ---------- ------------  ---------- ------------  ----------
       Total............................ (Yen)3,380.4  (Yen)990.6 (Yen)3,130.2  (Yen)978.5 (Yen)1,988.6  (Yen)675.8
                                         ============  ========== ============  ========== ============  ==========
Percentage of the allocated allowance to
  total impaired loans..................         29.3%                    31.3%                    34.0%
                                         ============             ============             ============

In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of (Yen)3.2 billion and (Yen)3.2 billion of March 31, 2002 and 2003, respectively.

Impaired loans decreased (Yen)1,141.6 billion, or 36.5%, from (Yen)3,130.2 billion at March 31, 2002 to (Yen)1,988.6 billion at March 31, 2003, reflecting decreases in nonaccrual loans and restructured loans as set forth above.

The percentage of the allocated allowance to total impaired loans at March 31, 2003 was 34.0%, an increase of 2.7 percentage points from 31.3% at March 31, 2002. The percentage of impairment allowance allocated to nonaccrual loans at March 31, 2003 was 44.4%, a decrease of 2.3 percentage points from 46.7% at March 31, 2002. The percentage of impairment allowance allocated to restructured loans at March 31, 2003 was 22.3%, an increase of 7.1 percentage points from 15.2% at March 31, 2002.

Based upon a review of borrowers' financial situation, from time to time we grant various concessions to troubled borrowers at the borrowers' requests, when it is difficult for the borrowers to make payments in accordance with the original loan payment terms, including reductions in the stated interest rates or the principal amounts of loans, and extensions of the maturity date at stated interest rates lower than the current market rates for loans with similar risks. According to our policies, such modifications are made to mitigate the near-term burden of the loan provided to the borrowers and better match the payment terms with the borrower's expected future cash flows or, in cooperation with other creditors, to reduce the overall debt burden of the borrowers so that they may normalize their operations, in each case to improve the likelihood that the loans will be repaid on the revised terms. The nature and amount of the concessions depend on the particulars of the financial condition of each borrower. In principle, however, we do not modify the terms of loans to borrowers that are considered "Likely to Become Bankrupt," "Virtually Bankrupt" or "Bankrupt" because in these cases there is little likelihood that the modification of loan terms would enhance recovery on the loans.

There were no significant changes in the regulatory climate that contributed to the change in restructured loans for the fiscal years ended March 31, 2001, 2002 and 2003.

Allocated allowance for large groups of smaller-balance homogeneous loans. The allocated credit loss allowance for large groups of smaller-balance homogeneous loans is focused on loss experience for the pool rather than on an analysis of individual loans. Large groups of smaller-balance homogeneous loans primarily consist of first mortgage housing loans to individuals. The allowance for groups of performing loans is based on historical loss over a period. In determining the level of allowance for delinquent groups of loans, we classify groups of homogeneous loans based on the risk rating and/or the number of delinquencies. We determine the credit loss allowance for delinquent groups of loans based on the probability of insolvency by the number of actual delinquencies and actual loss experience. The loss experience is usually determined by reviewing the historical loss rate. The allocated credit loss allowance for large groups of smaller-balance homogeneous loans of (Yen)37.5 billion at March 31, 2003 was substantially unchanged from (Yen)37.9 billion at March 31, 2002.

Allocated allowance for country risk exposure. The allocated credit loss allowance for country risk exposure is based on an estimate of probable losses relating to the exposure to countries that we identify as having a high degree of transfer risk. We use a country risk grading system that assigns risk ratings to individual countries. To determine the risk rating, we consider the instability of foreign currency and difficulties regarding debt servicing. Major countries with substantial loans outstanding that were in the high-risk rating and subject to this allowance were Argentina, Indonesia and Columbia at March 31, 2003. The allowance is determined based on the assessment of individual country risks, taking into consideration various factors such as the political and macroeconomic situation, debt repayment capability and the secondary market price, if available, of debt obligations of the concerned countries. It is generally based on a function of default probability and expected recovery ratios, taking external credit ratings into account. The allocated allowance for country risk exposure decreased (Yen)14.6 billion from
(Yen)27.1 billion at March 31, 2002 to (Yen)12.5 billion at March 31, 2003. This decrease primarily resulted from a decrease in credit exposure to the countries, including Argentina and Indonesia, which were subject to this allowance.

The following is a summary of cross-border outstandings to counterparties in major Asian countries at March 31, 2002 and 2003:

                                               At March 31,
                                           ---------------------
                                              2002       2003
                                           ---------- ----------
                                               (in billions)
                South Korea............... (Yen)145.0 (Yen)240.4
                Singapore.................      237.5      257.2
                Hong Kong.................      347.9      176.2
                Thailand..................      197.3      146.4
                People's Republic of China      200.1      132.1
                Malaysia..................      105.9       84.0
                Philippines...............       69.2       46.9
                Indonesia.................       62.0       26.6

The economies of Asian countries, particularly the People's Republic of China, have generally trended upward with relatively high economic growth rates in recent years.

The extent of credit risk exposure from operations in East Asian countries will vary from country to country, and borrower to borrower. When we make a loan to a foreign affiliate of a Japanese corporation, we often obtain a letter or some other form of commitment of support from the related Japanese corporation in the event the foreign affiliate becomes insolvent. These types of commitments may not be legally binding agreements. We do not consider non-legally binding commitments as equivalent to guarantees and do not take them into account in the determination of the allowance for credit losses. The amount of loans guaranteed by legally binding agreements, which have been taken into consideration in the determination of the allowance for credit losses pertaining to the Asian countries presented above, was (Yen)274.2 billion at March 31, 2002 and (Yen)350.4 billion at March 31, 2003.

The following is a summary of cross-border outstandings to counterparties in major Latin American countries at March 31, 2002 and 2003:

                                      At March 31,
                                  ---------------------
                                     2002       2003
                                  ---------- ----------
                                      (in billions)
                        Brazil... (Yen)143.9 (Yen)119.2
                        Mexico...      108.2       74.3
                        Argentina       74.4       34.1

The economies in Latin American countries generally continued to decline during the fiscal year ended March 31, 2003. The significant economic turmoil and deterioration in Argentina, including abandoning peso convertibility to the US dollar, continued for the fiscal year ended March 31, 2003. As a result of these events, the Argentina government defaulted on its obligations at the end of calendar 2001 and during the fiscal year ended March 31, 2003 and local companies faced serious difficulties in servicing their debt. Although the Argentine government and other parties are working on a debt-restructuring program, the recent failure of Argentina to meet all payment obligations on a World Bank-guaranteed bond had repercussions in the international debt securities market. In response to the economic environment in Argentina, we reduced our credit exposure from cross-border outstandings of (Yen)74.4 billion at March 31, 2002 to (Yen)34.1 billion at March 31, 2003. We provided an allocated credit loss allowance for that country exposure of (Yen)18.1 billion at March 31, 2002 and (Yen)7.2 billion at March 31, 2003.

Formula allowance for substandard, special mention and unclassified loans. The formula allowance is calculated by applying loss factors to outstanding substandard, special mention and unclassified loans. The evaluation of inherent loss for these loans involves a high degree of uncertainty, subjectivity and judgment because probable credit losses are not identified with specific credits. In determining the formula allowance, we rely on a statistical analysis that incorporates a percentage of total loans based on historical loss experience.

We have accumulated sufficient data to estimate credit losses using a methodology defined by the credit rating system. Estimated losses inherent in the loan portfolio at the balance sheet date are calculated by multiplying the default ratio by the irrecoverable ratio (determined as a complement of the recovery ratio). The default ratio represents the survivability of individual borrowers by each credit risk rating over the preceding five-year period and is determined by credit risk rating, taking into account the historical number of defaults of borrowers within each credit risk rating divided by the total number of borrowers within that credit risk rating existing at the beginning of the observation period. The recovery ratio is determined by the historical experience of collections against loans in default.

UnionBanCal Corporation, our largest overseas subsidiary, calculates the formula allowance by applying loss factors to outstanding loans and certain unused commitments, in each case based on the internal risk grade of such loans, leases and commitments. Changes in risk grades affect the amount of the formula allowance. Loss factors are based on historical loss experience and may be adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. Loss factors are developed in the following ways:

..   pass graded loss factors for commercial, financial and industrial loans, as well as all problem graded loan loss factors, are derived from a migration model that tracks historical losses over a period, which we believe captures the inherent losses in our loan portfolio;

..   pass graded loss factors for commercial real estate loans and construction loans are based on the average annual net charge-off rate over a period reflective of a full economic cycle; and

..   pooled loan loss factors (not individually graded loans) are based on expected net charge-offs for one year. Pooled loans are loans that are homogeneous in nature, such as consumer installment, home equity, residential mortgage loans and automobile leases.

Though there are a few technical differences in methodology of allowance for credit losses as mentioned above, we examine overall sufficiency of formula allowance periodically by back-test comparison with the actual results subsequent to the balance sheet date.

The formula allowance increased (Yen)39.3 billion from (Yen)270.2 billion as of March 31, 2002 to (Yen)309.5 billion as of March 31, 2003. This increase was due primarily to an increase in allowance for credit losses on loans to borrowers classified as "Close Watch" for which higher percentages are applied.

Unallocated allowance. The unallocated allowance contains amounts that are based on management's evaluation of conditions that are not directly measured in the determination of the formula and specific allowances. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem credits or portfolio segments. The conditions include the following, as our management understood them to exist at the balance sheet date:

..   general economic and business conditions affecting our key lending areas;

..   credit quality trends, including trends in nonperforming loans expected to result from existing conditions;

..   collateral values;

..   loan volumes and concentrations;

..   seasoning of the loan portfolio;

..   specific industry conditions within portfolio segments;

..   recent loss experience in particular segments of the portfolio;

..   duration of the current business cycle;

..   bank regulatory examination results; and

..   findings of our internal credit examiners.

To the extent that any of these conditions is evidenced by a specifically identifiable problem credit as of the evaluation date, management's estimate of the effect of the condition may be reflected as a specific allowance, applicable to the specific credit. Where any of these conditions is not evidenced by a specifically identifiable problem credit as of the evaluation date, management's evaluation of the probable loss related to the condition is first reflected in the formula allowance and then considered in the unallocated allowance. The allowance for credit losses is based upon estimates of probable losses inherent in the loan portfolio. Although we use methodologies that are intended to reduce the differences between estimated and actual losses, the actual losses can vary from the estimated amounts.

The unallocated allowance increased (Yen) 0.7 billion from (Yen)22.6 billion at March 31, 2002 to (Yen) 23.3 billion at March 31, 2003. This increase primarily reflected the continued weak and uncertain economies in Japan and overseas, including the United States where we have heightened concerns for borrowers in the power and airline sector.

Allowance for Off-balance-sheet Credit Instruments

In addition to the allowance for credit losses on the loan portfolio, we maintain an allowance for credit losses on off-balance-sheet credit instruments, including commitments to extend credit, a variety of guarantees and standby letters of credit. This allowance is included in other liabilities. With regard to the specific allocated allowance for specifically identified credit exposure and the allocated formula allowance, we apply the same methodology that we use in determining the allowance for loan credit losses. The allowance for credit losses on off-balance-sheet credit instruments was (Yen) 68.9 billion at March 31, 2003, a decrease of (Yen) 21.2 billion, or 23.6 %, from (Yen)90.1 billion at March 31, 2002. This decrease primarily reflected the fact that the allowance at March 31, 2002 included an allocated allowance of (Yen) 19.6 billion against loan commitments extended to WorldCom, Inc. We fulfilled the commitments extended to WorldCom and recorded charge-offs for the fiscal year ended March 31, 2003.

Investment Portfolio

Our investment securities are primarily comprised of marketable equity securities and Japanese national government and Japanese government agency bonds, which are classified as available-for-sale securities. We hold equity securities of some of our customers for strategic purposes, in particular to maintain long-term relationships with these customers. However, we are required to reduce our shareholdings in accordance with the legislation forbidding banks from holding stock, the aggregate value of which is in excess of our Tier I Capital after September 30, 2004, a date which was later extended to after September 30, 2006.

Investment securities decreased (Yen)0.37 trillion, or 2.1%, from (Yen)17.28 trillion at March 31, 2002 to (Yen)16.91 trillion at March 31, 2003.

Available-for-sale securities decreased (Yen)0.39 trillion from (Yen)17.19 trillion at March 31, 2002 to (Yen)16.80 trillion at March 31, 2003. This decrease was due primarily to a decrease in marketable equity securities partially offset by an increase in Japanese government bonds and foreign bonds, including U.S. Treasury bonds. The increase in these bonds reflected the fact that there were few viable investment options other than such investments due to the extremely low rates of return in Japan.

Net unrealized gains on available for sale securities included in the investment portfolio at March 31, 2002 and 2003 were (Yen)1.42 trillion and
(Yen)0.74 trillion, respectively. These net unrealized gains related principally to marketable equity securities and the decrease in net unrealized gains reflected a significant decline in market prices at March 31, 2003 compared to March 31, 2002, and realized gains through sales for the fiscal year ended March 31, 2003.

Since March 31, 2003, the Japanese equities indices have risen, and accordingly unrealized gains of our equity securities portfolio has improved. On the other hand, since March 31, 2003, our bond portfolio value has experienced substantial declines as market interest rates rose significantly in most recent months. However, since stock and bond prices are inherently volatile, we are not able to estimate the expected impacts of fluctuations in these market prices on our future financial condition or results of operations.

During the fiscal year ending March 31, 2004, we plan to sell marketable equity securities with an aggregated cost of approximately (Yen)500 billion under Japanese GAAP. We intend to select investments to be sold based on market conditions and on the outcome of negotiations with issuers of such securities and, accordingly, our plan to sell such investments is subject to future circumstances and reconsideration.

Cash and Due from Banks

Cash and due from banks at March 31, 2003 was (Yen)3.76 trillion, an increase of (Yen)2.24 trillion from (Yen)1.52 trillion at March 31, 2002. Net cash provided by operating activities was (Yen)0.49 trillion, net cash provided by investing activities was (Yen)1.00 trillion and net cash provided by financing activities was (Yen)0.81 trillion. Net cash provided by investing activities primarily resulted from proceeds from sales of investment securities available for sale of (Yen)22.40 trillion, proceeds from maturities of investment securities available for sale of (Yen)14.92 trillion and net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions of (Yen)0.96 trillion, which was partially offset by purchases of investment securities available for sale of
(Yen)37.45 trillion.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks fluctuate significantly from day to day depending upon the volatility of financial markets. Interest-earning deposits in other banks at March 31, 2003 were (Yen) 3.65 trillion, a decrease of (Yen)0.64 trillion, or 14.9%, from (Yen)4.29 trillion at March 31, 2002. This decrease primarily reflected the declining interest rate environment in interbank markets.

Total Liabilities

At March 31, 2003, total liabilities were (Yen)75.74 trillion, an increase of
(Yen)1.02 trillion, or 1.4 %, from (Yen)74.72 trillion at March 31, 2002. This increase primarily reflected increases of (Yen)3.44 trillion in total deposits and (Yen)1.05 trillion in trading account liabilities. This increase was partially offset by a decrease of (Yen)1.64 trillion in debentures, and a decrease of (Yen)1.04 trillion in payable under securities lending transactions.

The appreciation of the yen against the US dollar and other foreign currencies during the fiscal year ended March 31, 2003 decreased the yen values for liabilities denominated in foreign currencies by approximately (Yen)1.53 trillion.

Deposits

Deposits are our primary source of funds. Total average deposits increased
(Yen)4.53 trillion from (Yen)48.42 trillion for the fiscal year ended March 31, 2002 to (Yen)52.95 trillion for the fiscal year ended March 31, 2003. This increase reflects a (Yen)5.04 trillion increase in average domestic interest-bearing deposits and a (Yen)0.8 trillion increase in average domestic non-interest-bearing deposits, partially offset by a (Yen)1.72 trillion decrease in average foreign interest-bearing deposits.

Domestic deposits increased (Yen)4.00 trillion from (Yen)41.18 trillion at March 31, 2002 to (Yen)45.18 trillion at March 31, 2003, while foreign deposits decreased (Yen)0.55 trillion from (Yen)10.64 trillion at March 31, 2002 to
(Yen)10.09 trillion at March 31, 2003.

Although the Deposit Insurance Corporation guarantees in full all current deposits, ordinary deposits and other specified deposits until March 31, 2005, under the Deposit Insurance Law amended in December 2002, the movements toward the removal of blanket deposit insurance with the (Yen)10 million maximum have led some depositors to transfer their deposits to more financially stable banks. The increases in average domestic deposits for the fiscal year ended March 31, 2003 and in domestic deposits at March 31, 2003 partly reflected such movements.

Short-term Borrowings

We use short-term borrowings as a funding source and in our management of interest rate risk. For management of interest rate risk, short-term borrowings are used in asset liability management operations to match interest rate risk exposure resulting from loans and other interest-earning assets and for managing funding costs of various financial instruments at an appropriate level as a whole, based on our forecast of future interest rate levels. Short-term borrowings include call money and funds purchased, payables under repurchase agreements, payables under lending transactions, due to trust accounts and other short-term borrowings.

Total average balance of short-term borrowings decreased (Yen)1.44 trillion from (Yen)9.36 trillion for the fiscal year ended March 31, 2002 to (Yen)7.92 trillion for the fiscal year ended March 31, 2003. Total ending balance of short-term borrowings also decreased (Yen)1.93 trillion from (Yen)10.37 trillion at March 31, 2002 to (Yen)8.44 trillion at March 31, 2003. These decreases were principally due to a decrease in the average and ending balance of payables under securities lending transactions.

Long-term debt

Long-term debt decreased (Yen)0.28 trillion from (Yen)4.89 trillion at March 31, 2002 to (Yen)4.61 trillion at March 31, 2003. During the fiscal year ended March 31, 2003, we raised an aggregate of (Yen)1.02 trillion and repaid
(Yen)1.27 trillion of long-term debt (net decrease of (Yen)0.25 trillion). The rest of the decrease was primarily attributable to foreign exchange rate differences. We raised an aggregate of (Yen)0.28 trillion through the issuance of subordinated debt and an aggregate of (Yen)0.74 trillion through the issuance of unsubordinated debt.

Severance Indemnities and Pension Liabilities

We have defined benefit pension plans in Japan and overseas, which cover substantially all of our employees. In Japan, we have Employees' Pension Fund plans, which are defined benefit pension plans established under the Japanese Welfare Pension Insurance Law. These plans are composed of (a) a substitutional portion based on the pay-related part of the old-age pension benefits prescribed by the Japanese Welfare Pension Insurance Law (similar to social security benefits in the U.S.) and (b) a corporate portion based on a contributory defined benefit pension arrangement established at the discretion of each employer. An employer with an Employees' Pension Fund plan and its employees are exempted from contributions to Japanese Pension Insurance that would otherwise be required if they had not elected to fund the substitutional portion of the benefit through an Employees' Pension Fund plan arrangement. The Employees' Pension Fund plan, in turn, pays both the corporate and substitutional pension benefits to retired beneficiaries out of its plan assets. Benefits of the substitutional portion are based on a standard remuneration schedule as determined by the Japanese Welfare Pension Insurance Law, but the benefits of the corporate portion are based on a formula determined by each employer's Employees' Pension Fund plan. In June 2001, the Japanese Welfare Pension Insurance Law was amended to permit each employer's Employees' Pension Fund plan to separate the substitutional portion from its Employees' Pension Fund plan and transfer the obligation and related assets to the government. The separation process occurs in several phases.

As mentioned in "--Operating Results--Recent Developments--Planned Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," on August 1, 2003, the government approved our application to transfer the obligation to pay benefits for future employee service related to the substitutional portion. Upon that approval, we began making pension insurance payments to the government and the government assumes the benefit obligations arising from future employee services. However, in order to complete the entire separation process, we must make another application for transfer to the government of the remaining substitutional portion (that is, the benefit obligation related to past services), but the timeline has not been finalized. Upon completion of the separation, the remaining substitutional obligation and related plan assets, determined pursuant to a government formula, will be transferred to a government agency, and we will be released from paying the remaining substitutional portion of the benefits to its employees. After the separation, both us and our employees will be required to make periodic contributions to the Japanese Pension Insurance, and the Japanese government will be responsible for all benefit payments earned under the Japanese Welfare Pension Insurance Law.

The impact on our financial statements of the transfer, which will be accounted for in accordance with EITF 03-2, discussed in "--Operating Results--Recently Issued Accounting Pronouncements," is not known and cannot be reasonably estimated until the completion of the transfer.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have shown a historically high rollover rate among our corporate customers and individual depositors. These deposit products provide us with a sizable source of stable and low-cost funds. While approximately 65% of certificates of deposits and time deposits mature within three months, we continuously monitor relevant interest rate characteristics of these funds and utilize asset and liability management techniques to manage the possible impact of the rollovers on our net interest margin. Our average deposits, combined with average shareholder's equity, funded 71.4% of our average total assets of (Yen)76.64 trillion during the fiscal year ended March 31, 2003. Most of the remaining funding was provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions and other short-term borrowings. From time to time, we have issued long-term instruments such as straight bonds with mainly three to five years' maturity. Liquidity may also be provided by the sale of financial assets, including securities available for sale, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

In connection with our plan to sell down our strategic equity investments, we have reduced our holdings of strategic equity investments, primarily through sales in the market. We have also implemented alternative strategies that facilitate the sale of our equity holdings, such as the transfers of some of our equity holdings to an existing exchange traded fund, sales to the Banks' Shareholdings Purchase Corporation and the Bank of Japan. Our access to liquidity from sales of strategic equity investments and other equity securities is dependent on market conditions at the time of each intended sale. We do not, however, anticipate that we will be dependent on sales of equity securities for liquidity.

Shareholder's Equity

The following table presents a summary of our shareholder's equity at March 31, 2002 and March 31, 2003:

                                                                 At March 31,
                                                          --------------------------
                                                              2002          2003
                                                          ------------  ------------
                                                             (in billions, except
                                                                 percentages)
Preferred stock.......................................... (Yen)  122.1  (Yen)  122.1
Common stock.............................................        663.9         749.9
Capital surplus..........................................        600.3         815.2
Retained earnings........................................        202.6         434.2
Accumulated other changes in equity from nonowner sources        344.8        (183.9)
Less parent company's stock, at cost.....................        (26.7)         (1.8)
                                                          ------------  ------------
   Total shareholder's equity............................ (Yen)1,907.0  (Yen)1,935.7
                                                          ============  ============
Ratio of total shareholder's equity to total assets......         2.49%         2.49%

Total shareholder's equity increased (Yen)28.7 billion, or 1.51%, from
(Yen)1,907.0 billion at March 31, 2002 to (Yen)1,935.7 billion at March 31, 2003. The increase in total shareholder's equity for the fiscal year ended March 31, 2003 was principally attributable to an increase of (Yen)231.6 billion in retained earnings, resulting from net income for the fiscal year ended March 31, 2003 and in capital surplus of (Yen)214.9 billion, resulting primarily from the issuance of new shares in connection with the global offering of Mitsubishi Tokyo Financial Group's common stock. The increase was partially offset by a (Yen)425.5 billion decrease in net unrealized gains on investment securities available for sale, net of taxes, recorded as part of accumulated other changes in equity from nonowner sources.

Due to our holdings of a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our shareholder's equity. The following table presents information relating to the accumulated net unrealized gains before tax effect in respect of marketable equity securities at March 31, 2002 and 2003:

                                                          At March 31,
                                                    ------------------------
                                                        2002         2003
                                                    ------------  ----------
                                                      (in billions, except
                                                          percentages)
   Accumulated net unrealized gains................ (Yen)1,275.6  (Yen)608.7
   Accumulated net unrealized gains to total assets         1.66%       0.78%

The decrease in accumulated net unrealized gains on marketable equity securities at March 31, 2003 was mainly due to declines in Japanese stock markets during the fiscal year then ended.

Capital Adequacy

We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can initiate mandatory actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements.

We continually monitor our risk-adjusted capital ratio closely and manage our operations in consideration of the capital ratio requirements. These ratios are affected not only by fluctuations in the value of our assets, including our marketable securities and deferred tax assets, but also by fluctuations in the value of the yen against the US dollar and other foreign currencies and by general price levels of Japanese equity securities. Moreover, additional credit costs under Japanese GAAP negatively affect our capital ratios. Declines of stock prices and real estate values in recent years, and high levels of credit costs have negatively affected our capital ratios.

Capital Requirements for Banking Institutions in Japan

A Japanese banking institution is subject to the minimum capital adequacy requirements both on a consolidated basis and a stand-alone basis, and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary under the control of another company. Under the Financial Services Agency's guidelines, capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. Our Tier I capital generally consists of shareholders' equity items, including common stock, Class 1 and Class 2 non-cumulative preferred stocks, capital surplus, minority interests and retained earnings (which includes deferred tax assets), but recorded goodwill and other items, such as treasury stock, are deducted from Tier I capital. Our Tier II generally consists of general reserves for credit losses up to 1.25% of risk-weighted assets, 45% of the unrealized gains on investment securities available for sale, 45% of the land revaluation excess, the balance of perpetual subordinated debt and the balance of subordinated term debt with an original maturity of over five years subject to certain limitations, up to 50% of Tier I capital. Our Tier III capital consists of short-term subordinated debt with an original maturity of at least two years, subject to certain limitations. At least 50% of the minimum capital ratio must be maintained in the form of Tier I capital.

Under the Japanese regulatory capital requirements, our consolidated capital components, including Tier I, Tier II and Tier III and risk-weighted assets are calculated from our consolidated financial statements prepared under Japanese GAAP. Also, each of the consolidated and stand-alone capital components of our banking subsidiaries in Japan is calculated from consolidated and non-consolidated financial statements prepared under Japanese GAAP, respectively.

For a detailed discussion of the capital adequacy guidelines adopted by the Financial Services Agency and proposed amendments, see "Item 4.B. Information on the Company--Business Overview--Supervision and Regulation--Japan--Capital adequacy."

Capital Requirements for Banking Institutions in the United States of America

In the United States, UnionBancal Corporation and its banking subsidiary, Union Bank of California, N.A., our largest subsidiaries operating outside Japan, are subject to various regulatory capital requirements administered by U.S. Federal banking agencies, including minimum capital requirements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, they must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under U.S. regulatory accounting practices. Their capital amounts and prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

For a detailed discussion of the capital adequacy guidelines applicable to our U.S. bank subsidiaries, see "Item 4.B. Information on the Company--Business Overview--Supervision and Regulation--United States--Bank Capital Requirements and Capital Distributions."

Capital Requirements for Securities Firms in Japan and Overseas

We have securities subsidiaries in Japan and overseas, which are also subject to regulatory capital requirements. In Japan, the Securities and Exchange Law of Japan and related ordinance require securities firms to maintain a minimum capital ratio of 120% calculated by as a percentage of capital accounts less certain illiquid assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operations risks. Specific guidelines are issued as a ministerial ordinance which detail the definition of essential components of the capital ratios, including capital, illiquid assets deductions, risks and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of 100% or less may lead to a suspension of all or part of the business for a period of time and cancellation of a license. Overseas securities subsidiaries are subject to the relevant regulatory capital requirements of the countries or jurisdictions in which they operate. At March 31, 2003, Mitsubishi Securities's capital accounts, less certain illiquid assets, of (Yen)243.1 billion were 444.2% of its total amounts equivalent to market, counterparty credit and operations risks.

Our Capital Ratios

The table below presents our consolidated risk-based capital, risk-adjusted assets and risk-based capital ratios at March 31, 2002 and 2003 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency):

                                        At March 31,
                                --------------------------------  Minimum capital
                                     2002             2003        ratios required
                                 -------------    -------------   ---------------
                                (in billions, except percentages)
   Capital components:
      Tier I capital........... (Yen) 2,556.6    (Yen) 2,400.2
      Tier II capital..........       2,556.6          2,291.3
      Tier III capital.........            --             30.0
      Total risk-based capital.       5,010.2          4,687.7
   Risk-weighted assets........      48,657.8         44,903.0
   Capital ratios:
      Tier I capital...........          5.25%            5.34%        4.00%
      Total risk-based capital.         10.29            10.43         8.00

Our total risk-based capital ratio increased 0.14 percentage points from 10.29% at March 31, 2002 to 10.43% at March 31, 2003. This increase was due primarily to a reduction in risk-weighted assets, which primarily resulted from, among other things, sales and collections of nonperforming loans, sales of and marketable equity securities and the appreciation of the yen against the US dollar and other currencies during the fiscal year ended March 31, 2003.

Capital Ratios of Subsidiary Banks in the United States

The table below presents the risk-based capital ratios of UnionBanCal Corporation and Union Bank of California at December 31, 2001 and 2002:

                                             At December 31,
                                             --------------  Minimum capital   Ratios OCC requires
                                              2001    2002   ratios required to be "well-capitalized"
                                             -----   -----   --------------- ------------------------
UnionBanCal Corporation:
   Tier I capital (to risk-weighted assets). 11.47%  11.18%       4.00%                  --
   Tier I capital (to quarterly average
     assets)*............................... 10.53    9.75        4.00                   --
   Total capital (to risk-weighted assets).. 13.35   12.93        8.00                   --
Union Bank of California:
   Tier I capital (to risk-weighted assets). 10.63%  10.37%       4.00%                6.00%
   Tier I capital (to quarterly average
     assets)*...............................  9.69    9.01        4.00                 5.00
   Total capital (to risk-weighted assets).. 12.19   11.87        8.00                10.00

--------
* Excludes certain intangible assets.

Management believes that, as of December 31, 2002, UnionBanCal Corporation and Union Bank of California met all capital adequacy requirements to which they are subject.

As of December 31, 2002, Union Bank of California was categorized as "well-capitalized" under the regulatory framework for prompt corrective action in accordance with the notification from the OCC. To be categorized as "well capitalized," Union Bank of California must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Union Bank of California's category.

Transfer of Marketable Equity Securities Other than Sales in the Market

In addition to the sales in the stock markets, we transferred our marketable equity securities to the Special Account of the Banks' Shareholdings Purchase Corporation, to the exchange traded funds for the fiscal years ended March 31, 2002 and 2003 and also to the Bank of Japan for the fiscal year ended March 31, 2003.

Transfers to the Banks' Shareholdings Purchase Corporation

We transferred marketable equity securities to the Special Account of the Banks' Shareholdings Purchase Corporation with aggregate market values of
(Yen)14.5 billion for the fiscal year ended March 31, 2002. We transferred no marketable equity securities to the General Account for the fiscal years ended March 31, 2002 and 2003. In connection with the transfers to the Special Account, we recognized a (Yen)3.5 billion gain for the fiscal year ended March 31, 2002. The carrying value of preferred contributions with the General Account was (Yen)1.4 billion at March 31, 2002 and the carrying value of subordinated contributions with the Special Account was (Yen)1.2 billion at March 31, 2002. For the fiscal year ended March 31, 2003, we evaluated our preferred and subordinated contributions for impairment and recognized an impairment loss of (Yen)2.6 billion. Consequently, the carrying values of our preferred and subordinated contributions were both zero at March 31, 2003. The principal amount of loans receivable from the Special Account amounted to
(Yen)35.6 billion and (Yen)79.7 billion at March 31, 2002 and 2003, respectively.

Transfers to Exchange Traded Fund

In addition to the transfers to the Bank's Shareholdings Purchase Corporation, we transferred marketable equity securities that are listed on the First Section of the Tokyo Stock Exchange to exchange traded funds for the fiscal years ended March 31, 2002 and 2003. We concurrently entered into sales agreements for marketable equity securities and purchase agreements for the fund units of the exchange traded funds with a securities company. The exchange traded funds established by the securities company's affiliate holds the equity securities that we transferred. We transferred marketable equity securities to the securities company with an aggregate cost of (Yen)326 billion for (Yen)392 billion for the fiscal year ended March 31, 2002 and with an aggregate cost of
(Yen)164 billion for (Yen)241 billion for the fiscal year ended March 31, 2003. We concurrently purchased from the securities company the fund units at the market prices of (Yen)528 billion for the fiscal year ended March 31, 2002 and
(Yen)362 billion for the fiscal year ended March 31, 2003. Since the stocks that we sold accounted for a majority in the stocks of the exchange traded fund at the time of sale and purchase, we accounted for our remaining holdings of exchange traded fund units with market values of (Yen)91 billion at March 31, 2002 and (Yen)149 billion at March 31, 2003 as retained interests.

Transfers to the Bank of Japan

In response to the government plan to revive Japan's financial sector, the Bank of Japan began purchasing marketable equity securities from banks, including us, starting in November 2002. Each bank is permitted to sell to the Bank of Japan its marketable equity securities up to the lower of (Yen)0.75 trillion or the amount of aggregate market values less unrealized gains in excess of its Tier I capital at the most recent balance sheet date. The maximum amount of stocks purchased from banks by the Bank of Japan is (Yen)3 trillion. The Bank of Japan will purchase marketable equity securities from banks until the end of September 2004. Transfers of stocks to the Bank of Japan are sales transactions without transferors' continuing involvements. We sold marketable equity securities with an aggregate market value of (Yen)51.5 billion to the Bank of Japan during the fiscal year ended March 31, 2003.

Off-balance-sheet Arrangements

In the normal course of our business, we engage in several types of off-balance-sheet arrangements to meet the financing needs of our customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The following table summarizes these commitments at March 31, 2003:

                                                              Amount of commitment expiration by period
                                                       --------------------------------------------------------
                                                        Less than                          Over 5
                                                         1 year    1-3 years  4-5 years    years       Total
                                                       ----------- ---------- ---------- ---------- -----------
                                                                            (in billions)
Guarantees:
   Standby letters of credit and financial guarantees. (Yen) 1,488 (Yen)  523 (Yen)  383 (Yen)1,267 (Yen) 3,661
   Performance guarantees.............................         734        234         61         41       1,070
   Liquidity facilities...............................       1,348         --         --         --       1,348
   Derivative instruments.............................      23,633      2,449      1,928        662      28,672
   Others.............................................           2         --         --         --           2
                                                       ----------- ---------- ---------- ---------- -----------
       Total Guarantees...............................      27,205      3,206      2,372      1,970      34,753
Other off-balance-sheet instruments:
   Commitments to extend credit.......................      18,690      2,245      1,631        283      22,849
   Commercial letters of credit.......................         378          6          2          1         387
   Others.............................................         490         --         --         33         523
                                                       ----------- ---------- ---------- ---------- -----------
       Total Other off-balance-sheet instruments......      19,558      2,251      1,633        317      23,759
                                                       ----------- ---------- ---------- ---------- -----------
       Total.......................................... (Yen)46,763 (Yen)5,457 (Yen)4,005 (Yen)2,287 (Yen)58,512
                                                       =========== ========== ========== ========== ===========

See Note 23 to our consolidated financial statements for a description of the nature of our guarantees and other off-balance-sheet instruments.

The contractual amounts of these guarantees and other off-balance-sheet instruments represent the amounts at risk should the contracts be fully drawn upon with a subsequent default by our customer and a decline in the value of the underlying collateral. Because many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. At March 31, 2003, approximately 80% of these commitments will expire within one year, 16% from one year to five years and 4% after five years. Such risks are monitored and managed as a part of our risk management system as set forth in "Item 11. Quantitative and Qualitative Disclosures about Market Risk." In addition, in accordance with SFAS No. 5, "Accounting for Contingencies," we evaluate off-balance-sheet arrangement in the manner described in Note 1 to our consolidated financial statements.

In the aggregate, the income generated from fees and commissions is one of our most important sources of revenue. Such income amounted to (Yen)391.7 billion during the fiscal year ended March 31, 2003, accounting for approximately 54% of our non-interest income for the year. However, the fees generated specifically from off-balance-sheet arrangements are not a dominant source of our fees and commissions.

Some of our off-balance-sheet arrangements are related to the activities of special purpose entities. Such arrangements include the following types of special purpose entities.

Commercial Paper Conduits

As a part of our banking activities, we provide our customers with asset-backed financing and facilitate their access to the asset-backed securities market, including the commercial paper market. Typically, we encourage our customers to transfer their financial assets, primarily receivables, to special purpose entities which purchase the assets with funds obtained by issuing commercial paper or, in some cases, borrowing from us. Because the cash flows for the commercial paper is derived from the transferred assets, which are the only assets of the special purpose entities, the commercial paper is called asset-backed CP. Asset-backed CP typically mature within one to six months, which approximates the terms of the underlying trade receivables.

We provide liquidity facilities to special purpose entities in amounts equal to the outstanding balances of the asset-backed CP to ensure the redemption of the asset-backed CP. The liquidity facilities are to be used in the event of any disruption in the commercial paper market and/or to manage mismatches in cash flows between the redemption of the asset-backed CP and the collection of the trade receivables. We also act as a dealer for asset-backed CP programs and distribute asset-backed CP primarily to institutional investors. We occasionally hold asset-backed CP in our trading account portfolio before marketing them to third party investors. The average holding period of an asset-backed CP before distribution to third party investors is approximately 12 days.

The total assets of the special purpose entities to which we provide liquidity facilities were (Yen)2,595.4 billion at March 31, 2002 and (Yen)3,116.3 billion at March 31, 2003, and total liabilities of such entities were (Yen)2,594.3 billion at March 31, 2002 and (Yen)3,115.8 billion at March 31, 2003. Our arrangement fees and commissions and commitment fees were (Yen)7.7 billion for the fiscal year ended March 31, 2002 and (Yen)9.1 billion for the fiscal year ended March 31, 2003. We provided liquidity and credit enhancements that were available for the redemption of outstanding asset-backed CP in the amounts of
(Yen)1,817.8 billion at March 31, 2002 and (Yen)2,352.8 billion at March 31, 2003. We also held in our portfolio of trading securities asset-backed CP issued by these entities in the amounts (Yen)1,249.2 billion at March 31, 2002 and (Yen)1,004.9 billion at March 31, 2003.

Investment Funds

We hold equity or other forms of interest in various investment funds that invest in equity and debt securities, including listed Japanese securities and investment grade bonds and, to a limited extent, other types of assets. In addition to such interests, we have commitments to provide additional investments to these funds as stipulated in the applicable investment agreements. Further, we occasionally sell assets such as nonperforming loans to these funds, in particular the Corporate Recovery Fund and Nonperforming Loan Fund, when we believe that such sale may improve our asset quality.

Corporate Recovery Fund. We have non-controlling equity interests in corporate recovery funds whose principal business purpose is to generate profits by investing in companies in the process of restructuring and then, typically, selling these investments after the companies complete their restructuring. Such funds purchase nonperforming loans from us or others and in some cases acquire majority ownership in the borrower companies by means of a debt-for-equity swap. Our non-voting interests in these funds amounted to
(Yen)0.3 billion at March 31, 2002 and (Yen)6.6 billion at March 31, 2003, respectively. In addition, at March 31, 2003, we had commitments to make additional contributions of up to (Yen)14.6 billion to these funds.

The total assets of the corporate recovery funds in which we have interests were approximately (Yen)0.9 billion at March 31, 2002 and (Yen)21.1 billion at March 31, 2003. We sold to corporate recovery funds nonperforming loans with an aggregate net book value of (Yen)0.3 billion during the fiscal year ended March 31, 2002 and an aggregate net book value of (Yen)7.0 billion for (Yen)4.1 billion during the fiscal year ended March 31, 2003. For a detailed discussion on additional provisions for credit losses associated with the sale of such loans, see "--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans."

Nonperforming Loan Fund. Some third party investors utilize special purpose entities to purchase nonperforming loans which they fully own and control. We dispose of our nonperforming assets by means of several types of sales transactions. In some cases, we retained post-sale involvements with these entities where we provided backup lending on a limited recourse basis or continued to act as a servicer. During the fiscal year ended March 31, 2003, we did not have any material transactions with this type of entity. Remaining exposures to this fund, primarily consisting of limited recourse loans to this type of entity, were also immaterial at March 31, 2003.

Venture Capital Fund. We own non-controlling equity interests in investment funds managed by fund management companies who have discretionary investment powers. These funds seek to invest in start-up companies or companies that are rapidly developing. The aggregate assets of these funds were approximately
(Yen)138.4 billion at March 31, 2002 and (Yen)125.2 billion at March 31, 2003. We made contributions to these funds amounting to (Yen)4.5 billion at March 31, 2002 and (Yen)6.8 billion at March 31, 2003. At March 31, 2003, in accordance with the applicable limited partnership agreements, we have commitments to make additional contributions of up to (Yen)18.5 billion when required by the fund management companies.

Investment Trust. We purchase the share units of investment trusts as mid- to long-term investments. These investment trusts are managed by investment advisory companies with the objective of investing in a diversified portfolio consisting of equity and debt securities, primarily shares of Japanese public companies. At March 31, 2003, our share units in investment trusts amounted to approximately (Yen)310.3 billion, which is equal to our maximum loss exposure. Generally, we are not obligated to invest in or extend funds by purchasing additional share units and our off-balance-sheet exposures or commitments relating to this type of special purpose entity were not material.

Asset Backed Financing

We extend, by ourselves or with other lenders, non-recourse asset-backed loans to special purpose entities which hold beneficial interests in real property to finance projects including real estate development, natural resource development and property management. Some of the special purpose entities are real estate investment trusts, or REITs, that issue certificates of beneficial interest which are traded on exchanges. These entities are created and managed by the third parties, which in many cases provide equity to these entities. Under the non-recourse loans, we are exposed to the risk of credit loss in the event of default on the underlying assets or if the related projects generate insufficient cash flow to service their debt. However, for most of these financings, the equity provided by the project owners is sufficient to absorb expected losses. Expected returns to the project owners are arranged to be the most significant among all returns and thus, we generally do not consider ourselves a primary beneficiary of this type of special purpose entity.

We manage the credit risks associated with the non-recourse loans by adhering to our lending policies and by regularly monitoring the collectibility of the loans. At March 31, 2003, our off-balance-sheet exposures and commitments relating to this type of special purpose entity were not material.

Repackaged Instruments

We repackage financial instruments to create new financial instruments with features that match our customers' needs and preferences. We purchase financial instruments such as bonds and transfer them to special purpose entities which then issue new instruments. The special purpose entities may enter into derivative transactions including interest rate and currency swaps with us or other financial institutions to modify the cash flows of the underlying financial instruments. We underwrite and market to our customers the new instruments issued by the special purpose entities. At March 31, 2003, we did not have material off-balance-sheet exposures or commitments relating to this type of special purpose entity.

See Note 24 to our consolidated financial statements for an analysis of the future application of FIN No. 46 regarding such entities as of March 31, 2003.

Contractual Cash Obligations

The following table shows a summary of our contractual cash obligations at March 31, 2003:

                                               Payments due by period
                              --------------------------------------------------------
                               Less than                4-5       Over 5
                                1 year    1-3 years    years      years       Total
                              ----------- ---------- ---------- ---------- -----------
                                                   (in billions)
Contractual cash obligations:
   Time deposits............. (Yen)21,274 (Yen)2,923 (Yen)  533 (Yen)   40 (Yen)24,770
   Debentures................         383        253         --         --         636
   Long-Term debt............         383      1,262        769      2,146       4,560
   Capital lease obligations.          11         21         11          4          47
   Operating leases..........          21         38         20         33         112
                              ----------- ---------- ---------- ---------- -----------
       Total................. (Yen)22,072 (Yen)4,497 (Yen)1,333 (Yen)2,223 (Yen)30,125
                              =========== ========== ========== ========== ===========

Non-exchange Traded Contracts Accounted for at Fair Value

The use of non-exchange traded or over-the-counter contracts provides us with the ability to adapt to the varied requirements of a wide customer base while mitigating market risks. Non-exchange traded contracts are accounted for at fair value, which is generally based on pricing models or quoted market prices for instruments with similar characteristics. Gains or losses on non-exchange traded contracts are included in "Trading account profits--net" in our consolidated statements of operations. These contracts consist primarily of crude oil commodity contracts. The following table summarizes the changes in fair value for non-exchange traded contracts for the fiscal years ended March 31, 2002 and 2003:

                                                                                         Years ended March 31,
                                                                                       ------------------------
                                                                                           2002         2003
                                                                                       -----------  -----------
                                                                                             (in millions)
Net fair value of contracts outstandings at beginning of year......................... (Yen)  (606) (Yen)  (568)
Changes attributable to contracts realized or otherwise settled during the fiscal year       2,530       (3,599)
Fair value of new contracts when entered into during the fiscal year..................          (9)          (8)
Other changes in fair value, principally revaluation at end of year...................      (2,483)      14,450
                                                                                       -----------  -----------
Net fair value of contracts outstandings at end of year............................... (Yen)  (568) (Yen)10,275
                                                                                       ===========  ===========

During the fiscal year ended March 31, 2002, the fair value of non-exchange traded contracts decreased primarily due to a decline in the fair value of crude oil commodity contracts indexed to the WTI crude oil price, reflecting the continuous decline of crude oil prices over the year. During the fiscal year ended March 31, 2003, the fair value of non-exchange traded contracts increased primarily due to an increase in the fair value of oil commodity contracts indexed to the WTI crude oil prices, reflecting political factors in the Middle East and other factors.

The following table summarizes the maturities of non-exchange traded contracts at March 31, 2003:

                              Net fair value of contracts--unrealized gains
                            --------------------------------------------------
                                                     Prices based on models
                            Prices actively quoted and other valuation methods
                            ---------------------- ---------------------------
                                              (in millions)
 Maturity less than 1 year.       (Yen)8,407                (Yen)195
 Maturity less than 3 years              981                     248
 Maturity less than 5 years              124                      81
 Maturity 5 years or more..              239                      --
                                  ----------                --------
    Total fair values......       (Yen)9,751                (Yen)524
                                  ==========                ========

C.  Research and Development, Patents and Licenses, etc.

Not applicable.

D.  Trend Information

The information required by this item is set forth in Item 5.A. and 5.B. of this Annual Report.
E.  Off-balance-sheet Arrangements

See the discussion under "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources."

F.  Tabular Disclosure of Contractual Obligations

See the discussion under "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources."

G.  Safe Harbor

See the discussion under "Forward-Looking Statements."

Item 6.  Directors, Senior Management and Employees.

A.  Directors and Senior Management

The following table sets forth the members of our board of directors as of June 26, 2003, together with their respective dates of birth and positions.

                                     Business activities performed inside and outside Bank of
                                     --------------------------------------------------------
Name               Date of birth     Tokyo-Mitsubishi
----               -------------     ----------------
++Shigemitsu Miki. April 4, 1935         Mr. Miki has served as President of Bank of
                                         Tokyo-Mitsubishi since June 2000. He has
                                         served as a board member of Bank of Tokyo-
                                         Mitsubishi since 1996 and served as a Deputy
                                         President of Bank of Tokyo-Mitsubishi from
                                         May 1997 to June 2000. Mr. Miki has served as
                                         Chief Executive Officer of Mitsubishi Tokyo
                                         Financial Group since April 2002 and has served
                                         as President and a member of the board of
                                         Mitsubishi Tokyo Financial Group since April
                                         2001. Mr. Miki served as Co-Chief Executive
                                         Officer of Mitsubishi Tokyo Financial Group
                                         from April 2001 to April 2002. He has also
                                         served as a Corporate Auditor of Millea
                                         Holdings, Inc. since April 2002.

++Nobuo Kuroyanagi December 18, 1941     Mr. Kuroyanagi has served as a Deputy
                                         President of Bank of Tokyo-Mitsubishi since
                                         June 2002. He served as a non-board member
                                         Managing Director of Bank of Tokyo-Mitsubishi
                                         from June 2001 to June 2002 and as a Managing
                                         Director of Bank of Tokyo-Mitsubishi from June
                                         1996 to May 2001. Mr. Kuroyanagi served as a
                                         board member of the Bank of Tokyo-Mitsubishi
                                         from 1996 to June 2001 and has served as a
                                         board member since June 2002. He has served as
                                         a Director of Mitsubishi Tokyo Financial Group
                                         since June 2003 and has also served as a
                                         Corporate Auditor of Mitsubishi Motors
                                         Corporation since June 2003.

+Yasumasa Gomi.... February 8, 1943      Mr. Gomi has served as a Deputy President of
                                         Bank of Tokyo-Mitsubishi since May 2003 and
                                         as Chief Executive of the Commercial Banking
                                         Business Unit of Bank of Tokyo-Mitsubishi
                                         since May 2001. He served as a Senior
                                         Managing Director of Bank of Tokyo-Mitsubishi
                                         from June 2002 to May 2003 and as a Managing
                                         Director of Bank of Tokyo-Mitsubishi from May
                                         1997 to June 2002. Mr. Gomi has served as a
                                         board member of Bank of Tokyo-Mitsubishi
                                         since 1996.


++Takahiro Moriguchi   May 22, 1944   Mr. Moriguchi has served as a Deputy President
                                      of Bank of Tokyo-Mitsubishi since May 2003
                                      and as Chief Executive of the Global Corporate
                                      Banking Business Unit of Bank of Tokyo-
                                      Mitsubishi since May 2002. He served as a
                                      Managing Director of the Bank of Tokyo-
                                      Mitsubishi from June 2000 to May 2003 and as
                                      President and Chief Executive Officer of
                                      UnionBanCal Corporation from May 1997 to
                                      June 2001. Mr. Moriguchi has served as a board
                                      member of Bank of Tokyo-Mitsubishi since
                                      1996.

+Masayuki Tanaka....  April 5, 1944   Mr. Tanaka has served as a Managing Director
                                      of Bank of Tokyo-Mitsubishi since May 1999,
                                      as Chief Executive of the Operation Service
                                      Business Unit and System Services Business
                                      Unit of Bank of Tokyo-Mitsubishi since May
                                      2002 and as Chief Executive of the eBusiness &
                                      IT Initiatives Unit since May 2003. Mr. Tanaka
                                      has served as a board member of Bank of
                                      Tokyo-Mitsubishi since 1996.

+Norimichi Kanari... December 4, 1946 Mr. Kanari has served as a Managing Director of
                                      Bank of Tokyo-Mitsubishi since June 2001, as
                                      Chief Executive of the UNBC Business Unit of
                                      Bank of Tokyo-Mitsubishi and as President and
                                      Chief Executive Officer of UnionBanCal
                                      Corporation and Union Bank of California, N.A.
                                      since July 2001. Mr. Kanari has served as a
                                      board member of Bank of Tokyo-Mitsubishi
                                      since June 1997.

++Katsunori Nagayasu  April 6, 1947   Mr. Nagayasu has served as a Managing
                                      Director of Bank of Tokyo-Mitsubishi in charge
                                      of the Corporate Center since June 2002. He
                                      served as a Managing Director of The Mitsubishi
                                      Trust and Banking Corporation from October
                                      2001 to June 2002 and as a Managing Director
                                      of Nippon Trust Bank Limited from June 2000
                                      to September 2001. Mr. Nagayasu served as a
                                      board member of Bank of Tokyo-Mitsubishi
                                      from June 1997 to June 2000 and has served as a
                                      board member since June 2002. He has also
                                      served as a director of Mitsubishi Tokyo
                                      Financial Group since April 2001.


+Ryuichi Murata.....  April 12, 1948   Mr. Murata has served as a Managing Director
                                       of Bank of Tokyo-Mitsubishi since June 2003
                                       and as Chief Executive of the Retail Banking
                                       Business Unit of Bank of Tokyo-Mitsubishi
                                       since May 2003. He served as a non-board
                                       member Managing Director of Bank of Tokyo-
                                       Mitsubishi from May 2002 to June 2003 and as a
                                       non-board member Director of Bank of Tokyo-
                                       Mitsubishi from June 2001 to May 2002. Mr.
                                       Murata served as a board member of Bank of
                                       Tokyo-Mitsubishi from June 1998 to June 2001
                                       and has served as a board member since June
                                       2003.

++Yoshinobu Onishi..   June 9, 1947    Mr. Onishi has served as a Managing Director of
                                       Bank of Tokyo-Mitsubishi since June 2002 and
                                       as Chief Executive of the Treasury Unit of Bank
                                       of Tokyo-Mitsubishi since May 2002. He served
                                       as a non-board member Managing Director of
                                       Bank of Tokyo-Mitsubishi from May 2002 to
                                       June 2002 and also served as a non-board
                                       member Director from June 2001 to May 2002.
                                       Mr. Onishi served as a board member of Bank of
                                       Tokyo-Mitsubishi from June 1998 to June 2001
                                       and has served as a board member since June
                                       2002.

+Tetsuo Iwata.......  April 30, 1948   Mr. Iwata has served as a Managing Director of
                                       Bank of Tokyo-Mitsubishi since June 2003 and
                                       as Chief Executive of the Investment Banking &
                                       Asset Management Business Unit since May
                                       2003. He served as a non-board member
                                       Managing Director of Bank of Tokyo-Mitsubishi
                                       from May 2003 to June 2003 and as a non-board
                                       member Director of Bank of Tokyo-Mitsubishi
                                       June 2001 to May 2003. Mr. Iwata served as a
                                       board member of Bank of Tokyo-Mitsubishi
                                       from June 1999 to June 2001 and has served as a
                                       board member since June 2003.

+Toshihiro Kashizawa September 5, 1948 Mr. Kashizawa has served as a Managing
                                       Director of Bank of Tokyo-Mitsubishi in charge
                                       of the Corporate Center since June 2003. He
                                       served as a non-board member Managing
                                       Director of Bank of Tokyo-Mitsubishi in charge
                                       of the Corporate Center from May 2003 to June
                                       2003. Mr. Kashizawa also served as a non-board
                                       member Director of Bank of Tokyo-Mitsubishi
                                       from June 2001 to May 2003.


  +Kyota Ohmori March 14, 1948 Mr. Ohmori has served as a Managing Director of Bank of Tokyo-Mitsubishi in charge of the Corporate Center since June 2003. He served as a non-board member Managing Director of Bank of Tokyo-Mitsubishi in charge of the Corporate
                               Center from May 2003 to June 2003. He served as a non-board member Director of Bank of Tokyo-Mitsubishi from June 2001 to May 2003.
                               Mr. Ohmori served as a board member of Bank of Tokyo-Mitsubishi from June 1999 to June
                               2001 and has served as a board member since
                               June 2003.

The following table sets forth our corporate auditors as of June 26, 2003, together with their respective dates of birth and positions.

                                        Business activities performed inside and outside Bank of
                                        --------------------------------------------------------
Name                 Date of Birth      Tokyo-Mitsubishi
----                 -------------      ----------------

++Yutaka Hasegawa...  October 8, 1939       Mr. Hasegawa has served as a full-time
                                            Corporate Auditor of Bank of Tokyo-Mitsubishi
                                            since June 2001. He served as President of The
                                            Diamond Business Consulting Co., Ltd. from
                                            June 1998 to June 2001 and as a Managing
                                            Director of Bank of Tokyo-Mitsubishi from
                                            April 1996 to June 1998.

+Takuo Oi...........    May 15, 1942        Mr. Oi has served as a full-time Corporate
                                            Auditor of Bank of Tokyo-Mitsubishi since June
                                            2002. He served as a non-board member
                                            Managing Director of Bank of Tokyo-Mitsubishi
                                            from June 2001 to June 2002 and as a Managing
                                            Director of Bank of Tokyo-Mitsubishi from May
                                            1997 to June 2001. He has also served as a full-
                                            time Corporate Auditor of Mitsubishi Tokyo
                                            Financial Group since June 2003.

(mu)Haruo Kimura....   August 9, 1943       Mr. Kimura has served as a full-time Corporate
                                            Auditor of Bank of Tokyo-Mitsubishi since June
                                            2003. He served as a non-board member
                                            Managing Director of Bank of Tokyo-Mitsubishi
                                            from June 2001 to June 2003. Mr. Kimura also
                                            served as Managing Director of Bank of Tokyo-
                                            Mitsubishi from June 1998 to June 2001.

(mu)Yutaka Nishizawa September 22, 1950     Mr. Nishizawa has served as a full-time
                                            Corporate Auditor of Bank of Tokyo-Mitsubishi
                                            since June 2003. He served as a non-board
                                            member Director of Bank of Tokyo-Mitsubishi
                                            from June 2001 to June 2003. Mr. Nishizawa
                                            also served as a Director of Bank of Tokyo-
                                            Mitsubishi from June 2000 to June 2001.


(mu)Setsuo Uno...  April 29, 1942  Mr. Uno has served as a Corporate Auditor of
                                   Bank of Tokyo-Mitsubishi and as a full-time
                                   Corporate Auditor of Mitsubishi Tokyo
                                   Financial Group since June 2003. He served as a
                                   Senior Managing Director of Mitsubishi Tokyo
                                   Financial Group from April 2001 to June 2003.
                                   Mr. Uno also served as a Managing Director of Bank of Tokyo-Mitsubishi from May 1997 to
                                   April 2001.

++Mitsuo Minami.. November 5, 1933 Mr. Minami has served as a Corporate Auditor of Bank of Tokyo-Mitsubishi since June 2001.
                                   He has also served as a Corporate Auditor of
                                   Mitsubishi Tokyo Financial Group since April
                                   2001 and as a Professor for the Department of
                                   Business Administration at Bunkyo Gakuin
                                   University since April 1999. Mr. Minami has
                                   served as a Corporate Auditor of Eizai Co., Ltd.
                                   since June 2001, The Nisshin Oillio Group, Ltd.
                                   since June 2001 and Kikuchi Co., Ltd. since
                                   December 1999.

++Ichiro Nagaishi January 30, 1943 Mr. Nagaishi has served as a Corporate Auditor of Bank of Tokyo-Mitsubishi since June 2001.
                                   He has also served as a Corporate Auditor of Nakagawa Seikodo Co., Ltd. since July 2001 and has practiced as an attorney-at-law since April
                                   1972.

The following table sets forth our Directors who are not board members as of June 26, 2003, together with their respective dates of birth and positions.

                                     Business activities performed inside and outside Bank of
                                     --------------------------------------------------------
Name                Date of birth    Tokyo-Mitsubishi
----                -------------    ----------------

+Naotaka Obata..... October 15, 1944     Mr. Obata has served as Chief Executive Officer
                                         for the Americas of Bank of Tokyo-Mitsubishi
                                         since May 2002 and as a non-board member
                                         Managing Director of Bank of Tokyo-Mitsubishi
                                         since June 2001. Mr. Obata served as a
                                         Managing Director of Bank of Tokyo-Mitsubishi
                                         from May 1999 to June 2001 and as a board
                                         member of Bank of Tokyo-Mitsubishi from
                                         April 1996 to June 2001.

++Masaharu Hamakawa  April 6, 1945       Mr. Hamakawa has served as Group Head of the
                                         Corporate Banking Group No.2 of Bank of
                                         Tokyo-Mitsubishi since May 2002 and as a non-
                                         board member Managing Director since June
                                         2002. He served as a Managing Director from
                                         June 2000 to June 2002 and as a board member
                                         of Bank of Tokyo-Mitsubishi from June 1996 to
                                         June 2002.

+Ichiro Terato.....    May 1, 1946    Mr. Terato has served as General Manager of the
                                      Osaka Commercial Banking Office of Bank of
                                      Tokyo-Mitsubishi and as a non-board member
                                      Managing Director of Bank of Tokyo-Mitsubishi
                                      since May 2003. He served as a Managing Director
                                      of Bank of Tokyo-Mistubishi from June 2000 to
                                      May 2003. Mr. Terato served as a board member of
                                      Bank of Tokyo-Mitsubishi from June 1996 to May
                                      2003.

+Yoshihiro Watanabe   July 26, 1947   Mr. Watanabe has served as Chief Executive
                                      Officer for Asia and Oceania of Bank of Tokyo-
                                      Mitsubishi and as a non-board member Managing
                                      Director of Bank of Tokyo-Mitsubishi since June
                                      2001. He served as a Managing Director of Bank of
                                      Tokyo-Mitsubishi from May 2001 to June 2001.
                                      Mr. Watanabe served as a board member of Bank
                                      of Tokyo-Mitsubishi from June 1997 to June 2001.

++Yukihiko Miyoshi. September 7, 1947 Mr. Miyoshi has served as General Manager of the
                                      Nagoya Commercial Banking Office of Bank of
                                      Tokyo-Mitsubishi and as a non-member Manag
                                      ing Director of Bank of Tokyo-Mitsubishi since
                                      May 2002. He served as a non-board member
                                      Director of Bank of Tokyo-Mitsubishi from June
                                      2001 to May 2002. Mr. Miyoshi served as a board
                                      member of Bank of Tokyo-Mitsubishi from June
                                      1998 to June 2001.

++Shota Yasuda.....   July 23, 1948   Mr. Yasuda has served as Group Head of the
                                      Corporate Banking Group No.1 of Bank of Tokyo-
                                      Mitsubishi and as a non-board member Managing
                                      Director of Bank of Tokyo-Mitsubishi since May
                                      2002. He served as a non-board member Director
                                      of Bank of Tokyo-Mitsubishi from June 2001 to
                                      May 2002. Mr. Yasuda served as a board member
                                      of Bank of Tokyo-Mitsubishi from June 1998 to
                                      June 2001.

+Yukifumi Akikusa..  October 9, 1949  Mr. Akikusa has served as Chief Credit Officer and as a non-board member Managing Director in
                                      charge of the Credit Division, Credit Supervision
                                      Division No.1 and Credit Supervision Division
                                      No.2 of Bank of Tokyo-Mitsubishi since May
                                      2003. He served as a non-board member Director
                                      of Bank of Tokyo-Mitsubishi from June 2001 to
                                      May 2003. Mr. Akikusa served as a board member
                                      of Bank of Tokyo Mitsubishi from June 2000 to
                                      June 2001.

+Tadashi Yanagisawa   June 10, 1946   Mr. Yanagisawa has served as Chief Executive
                                      Officer for Europe, Middle East & Africa of Bank
                                      of Tokyo-Mitsubishi and as a non-board member
                                      Managing Director of Bank of Tokyo-Mitsubishi
                                      since May 2003. He served as a non-board member


                                      Director of Bank of Tokyo-Mitsubishi from June
                                      2001 to May 2003. He served as a board member
                                      of Bank of Tokyo-Mitsubishi from June 1999 to
                                      June 2001.

+Saburo Sano......    May 24, 1949    Mr. Sano has served as General Manager of the
                                      Human Resources and Career Development
                                      Offices of Bank of Tokyo-Mitsubishi since May
                                      2001 and as a non-board member Director of
                                      Bank of Tokyo-Mitsubishi since June 2001.

+Noboru Takeuchi..    May 3, 1949     Mr. Takeuchi has served as General Manager of
                                      the Corporate Banking Division No.6 of Bank of
                                      Tokyo-Mitsubishi since May 2003 and as a non-
                                      board member Director of Bank of Tokyo-
                                      Mitsubishi since June 2001. He served as
                                      General Manager of the New York Branch and
                                      General Manager of the Cayman Branch from
                                      May 2001 to May 2003. He served as a board
                                      member of Bank of Tokyo-Mitsubishi from June
                                      2000 to June 2001.

+Izumi Tamai......    May 5, 1949     Mr. Tamai has served as General Manager of the
                                      Retail Banking Development Division of Bank
                                      of Tokyo-Mitsubishi and as a non-board member
                                      Director of Bank of Tokyo-Mitsubishi since
                                      June 2001. He served as a board member of
                                      Bank of Tokyo-Mitsubishi from June 2000 to
                                      June 2001.

+Akira Tomioka....  November 3, 1947  Mr. Tomioka has served as General Manager of the Structured Finance Division of Bank of
                                      Tokyo-Mitsubishi since July 2000 and as a non-
                                      board member Director of Bank of Tokyo-
                                      Mitsubishi since June 2001. He served as a
                                      board member of Bank of Tokyo-Mitsubishi
                                      from June 2000 to June 2001.

+Seiji Naito......   June 14, 1949    Mr. Naito has served as General Manager of the
                                      Treasury & Investment Division since July 1999
                                      and as a non-board member Director of Bank of
                                      Tokyo-Mitsubishi since June 2001.

+Tatsuo Tanaka.... September 19, 1949 Mr. Tanaka has served as a Regional Head for
                                      Hong Kong and General Manager of the
                                      Hong Kong Branch of Bank of Tokyo-
                                      Mitsubishi since May 2001 and as a non-board
                                      member Director of Bank of Tokyo-Mistubishi
                                      since June 2001.

+Toshiro Toyoizumi  October 26, 1949  Mr. Toyoizumi has served as General Manager of the Corporate Banking Credit Division of
                                      Bank of Tokyo-Mitsubishi since May 2003 and as a non-board member Director of Bank of Tokyo-Mitsubishi since June 2001.

+Ryusaburo Harasawa  January 30, 1951  Mr. Harasawa has served as General Manager of the Systems Division of Bank of Tokyo-
                                       Mitsubishi since May 2003 and as a non-board
                                       member Director of Bank of Tokyo-Mitsubishi
                                       since June 2001.

+Nobuyuki Hirano...  October 23, 1951  Mr. Hirano has served as General Manager of the Corporate Banking Division No.2 of Bank of
                                       Tokyo-Mitsubishi and as a non-board member
                                       Director of Bank of Tokyo-Mitsubishi since
                                       June 2001.

+Akira Naito....... September 20, 1951 Mr. Naito has served as General Manager of the
                                       Foreign Exchange & Treasury Division of Bank
                                       of Tokyo-Mitsubishi since May 2002 and as a
                                       non-board member Director of Bank of Tokyo-
                                       Mitsubishi since June 2001.

+Yuichi Shono......   June 29, 1950    Mr. Shono has served as General Manager of the
                                       European Business Division of Bank of Tokyo-
                                       Mitsubishi since May 2003 and as a non-board
                                       member Director of Bank of Tokyo-Mitsubishi
                                       since June 2001.

++Hisatoshi Adachi.   August 7, 1951   Mr. Adachi has served as General Manager of
                                       the General Affairs Office of Bank of Tokyo-
                                       Mitsubishi since May 2001 and as a non-board
                                       member Director of Bank of Tokyo-Mitsubishi
                                       since June 2002.

++Kazuhiko Hasegawa    June 5, 1952    Mr. Hasegawa has served as a non-board
                                       member Director of Bank of Tokyo-Mistubishi
                                       since June 2002 and has been in charge of the
                                       Human Resources Office.

++Junichi Ito...... November 26, 1950  Mr. Ito has served as General Manager of the
                                       Credit Policy Office of Bank of Tokyo-
                                       Mitsubishi since May 2003 and as a non-board
                                       member Director of Bank of Tokyo-Mitsubishi
                                       since June 2002.

++Kokichi Komagata.  August 21, 1951   Mr. Komagata has served as Chief Executive
                                       Officer of Tokyo-Mitsubishi International plc
                                       since April 2001 and as a non-board member
                                       Director of Bank of Tokyo-Mitsubishi since
                                       June 2002.

++Masami Mizuno....   March 19, 1953   Mr. Mizuno has served as General Manager of
                                       the Commercial Banking Development Division
                                       of Bank of Tokyo-Mitsubishi since March 2002
                                       and as a non-board member Director of Bank of
                                       Tokyo-Mitsubishi since June 2002.

++Takashi Morimura.    June 5, 1952    Mr. Morimura has served as General Manager of
                                       the Global Corporate Banking IT Planning
                                       Office of Bank of Tokyo-Mitsubishi since July

                                     2000 and as a non-board member Director of Bank of Tokyo-Mitsubishi since June 2002.

++Jun Sato.......  October 26, 1951  Mr. Sato has served as Deputy General Manager of the Osaka Commercial Banking Office and
                                     General Manager of the Commercial Banking
                                     Division No.1 of the Osaka Commercial
                                     Banking Office of Bank of Tokyo-Mitsubishi
                                     since May 2002 and as a non-board member
                                     Director of Bank of Tokyo-Mitsubishi since
                                     June 2002

+Kazuo Momose....   March 17, 1951   Mr. Momose has served as General Manager of
                                     the Credit Division of Bank of Tokyo-Mitsubishi
                                     since May 2001 and as a non-board member
                                     Director of Bank of Tokyo-Mitsubishi since
                                     June 2003.

+Norio Kuroiwa... September 26, 1952 Mr. Kuroiwa has served as General Manager of the Corporate Risk Management Office of Bank of Tokyo-Mitsubishi since May 2002 and as a non-board member Director of Bank of Tokyo-
                                     Mitsubishi since June 2003.

+Yukiharu Kiho... February 27, 1954  Mr. Kiho has served as General Manager of the
                                     New York Branch and General Manager of the
                                     Cayman Branch since May 2003 and as a non-board member Director since June 2003.

+Akihiko Minato..  October 16, 1953  Mr. Minato has served as General Manager of the Corporate Banking Division No.5 of Bank of
                                     Tokyo-Mitsubishi since May 2002 and as a non-
                                     board member Director of Bank of Tokyo-
                                     Mitsubishi since June 2003.

+Takashi Nagaoka.   March 3, 1954    Mr. Nagaoka has served as General Manager of
                                     the Kyoto Commercial Banking Office of Bank
                                     of Tokyo-Mitsubishi since May 2003 and as a
                                     non-board member Director of Bank of Tokyo-
                                     Mitsubishi since June 2003.

+Hiroshi Nakamura  January 10, 1953  Mr. Nakamura has served as General Manager of the Global Corporate Banking Planning
                                     Office of Bank of Tokyo-Mitsubishi since May
                                     2002 and as a non-board member Director of Bank of Tokyo-Mitsubishi June 2003.

+Tetsuya Wada....   March 1, 1954    Mr. Wada has served as General Manager of the
                                     Retail Banking Planning Office of Bank of
                                     Tokyo-Mitsubishi since June 2001 and as a non-
                                     board member Director of Bank of Tokyo-
                                     Mitsubishi since June 2003.

--------
++ Term Expires 2004.
+ Term Expires 2005.
(mu) Term Expires 2007.

B.  Compensation

An aggregate of (Yen)459 million was paid by us as remuneration, including bonuses but excluding retirement allowances, during the year ended March 31, 2003 to our directors and corporate auditors, including remuneration from our subsidiaries.

In accordance with customary Japanese business practice, when a director or corporate auditor retires, a proposal to pay a retirement allowance is submitted at the annual ordinary general meeting of shareholders for approval. After the shareholders' approval is obtained, the retirement allowance for a director or corporate auditor is fixed by the board of directors or by consultation among the corporate auditors in accordance with our internal regulations and practice and generally reflects the position of the director or corporate auditor at the time of retirement, the length of his service as a director or corporate auditor and his contribution to our performance. We do not set aside reserves for any such retirement payments for directors and corporate auditors. During the fiscal year ended March 31, 2003, an aggregate of (Yen)2,246 million was paid by us as an allowance to our directors and corporate auditors who have retired.

We have not implemented a stock option plan. We have a pension foundation for our employees pursuant to the Welfare Pension Insurance Law of Japan. Under this scheme, our employees (and in some cases, relatives of our employees) are entitled to receive pensions and/or lump-sum payments from our pension foundation under the conditions set forth in its rules. Pensions paid by the pension foundation comprise the portion which basically corresponds to pensions that would be payable by the Japanese government to our employees if there were not a pension foundation, and the portion which is paid in addition to the government portion. Although our directors and corporate auditors are eligible for the government portion, they are not entitled to receive the additional portion in respect of their tenure as our directors and corporate auditors.

C.  Board Practices

Our Articles of Incorporation were amended on June 27, 2001 to provide that the number of directors shall not exceed 20 and that the number of corporate auditors shall not exceed eight. Our shareholders elect directors usually at our annual ordinary general meeting of shareholders for staggered two-year terms. Our shareholders also elect corporate auditors usually at our annual ordinary general meeting of shareholders for four-year terms (three-year terms in the case of corporate auditors appointed before the annual ordinary general shareholders meeting in June 2003).

We currently have twelve directors. Our board of directors has ultimate responsibility for the administration of our affairs. Our board of directors is empowered to appoint by resolution representative directors from among the directors who may represent us severally. Our board of directors may also appoint from their members by resolution a chairman, a president, deputy presidents, senior managing directors and managing directors. Deputy presidents assist the president. Senior managing directors and the managing directors assist the president and deputy presidents, if any, in the management of our day-to-day business.

There are no contracts between any of our directors and us providing for benefits upon termination of their employment.

Under the Commercial Code, directors must refrain from engaging in any business that is in competition with us unless approved by a board resolution, and no director may vote on a proposal, arrangement or contract in which that director is deemed to be materially interested.

Neither the Commercial Code nor our Articles of Incorporation contain special provisions as to the borrowing power exercisable by a director, to the retirement age of our directors and corporate auditors or to a requirement of our directors and corporate auditors to hold any shares of our capital stock.

The Commercial Code requires a resolution of the board of directors for a company to acquire or dispose of material assets, to borrow substantial amounts of money, to employ or discharge important employees, such as executive officers, and to establish, change or abolish material corporate organizations, such as a branch office.

We currently have seven corporate auditors, including two external corporate auditors. Our corporate auditors, who are not required to be certified public accountants, have various statutory duties, including principally:

..   the examination of the financial statements, business reports, proposals and other documents which our board of directors prepares and submits to a general meeting of shareholders;

..   the examination of our directors' administration of our affairs; and

..   the preparation and submission of a report on their examination to a general meeting of shareholders.

Our corporate auditors are obliged to attend meetings of our board of directors. They may make statements at the meetings if they deem necessary, although they are not entitled to vote at the meetings. The Law Concerning Special Exceptions from the Commercial Code Relating to Audit, etc. of Joint-Stock Corporations provides that there may not be less than three corporate auditors. One or more corporate auditors, who are required to serve on a full-time basis, must be designated by the corporate auditors from among their members. At least one of the corporate auditors must be a person who has not been an employee or a director of us or any of our subsidiaries within the previous five years. After the close of the annual ordinary general meeting of shareholders to be held in June 2006, at least half of our corporate auditors must be "external corporate auditors" who have not been an employee or a director of us or any of our subsidiaries for five years.

For additional information on our board practices, see "Item 6.C. Directors, Senior Management and Employees--Board Practices."

D.  Employees

As of March 31, 2003 we had 37,125 employees. In addition, as of March 31, 2003, we had approximately 11,000 part-time and temporary employees. During the fiscal year ended March 31, 2003, our total employees increased by approximately 2,500 primarily as a result of the addition of Mitsubishi Securities and other companies as subsidiaries. The following tables show the percentages of our employees in our different business units and geographically, as of March 31, 2003. Most of our employees are members of our employee's union, which negotiates on behalf of employees in relation to remuneration and working conditions.

                         Business unit
                         -------------
                         Retail Banking..........  21%
                         Commercial Banking......   8%
                         Global Corporate Banking  15%
                         Investment Banking......  16%
                         UnionBanCal Corporation.  26%
                         Operation Services......   5%
                         Treasury................   2%
                         Other units.............   7%
                                                  100%

                       Location
                       --------
                       Japan.......................  62%
                       United States...............  27%
                       Europe......................   3%
                       Asia/Oceania excluding Japan   7%
                       Other areas.................   1%
                                                    100%

E.  Share Ownership

None.

Item 7.  Major Shareholders and Related Party Transactions.

A.  Major Shareholders

All of our outstanding shares of common stock and preferred stock are owned by Mitsubishi Tokyo Financial Group.

B.   Related Party Transactions

We had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2003, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial, were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features. In addition, we enter into various arrangements with Mitsubishi Trust Bank, our affiliate, which, like us, is a wholly-owned subsidiary of Mitsubishi Tokyo Financial Group.

None of our directors or corporate auditors, and none of the close members of their respective families, has had any transactions or has any presently proposed transactions that are material or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be, a party.

No loans have been made to our directors or corporate auditors other than in the normal course of business, on normal commercial terms and conditions. In addition, since July 2002, no loans have been made to our directors or corporate auditors other than as permitted under Section 402 of the Sarbanes-Oxley Act of 2002.

No family relationship exists among any of our directors or corporate auditors. No arrangement or understanding exists between any of our directors or corporate auditors and any other person pursuant to which any director or corporate auditor was elected to their position with us.

C.  Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information.

A.  Consolidated Statements and Other Financial Information

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report and in "Selected Statistical Data" starting on page A-1 of this Annual Report.

Legal Proceedings

We are involved in legal proceedings with the Tokyo Metropolitan Government and the Osaka Prefectural Government regarding recent local taxes enacted by those governments. For a more detailed discussion of these legal proceedings, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Recent Developments--Legal Proceedings for Local Taxes" and the notes to our consolidated financial statements.

Distributions

Our board of directors recommends an annual dividend for shareholders' approval at the ordinary general meeting of shareholders customarily held in June of each year. The annual dividend is usually distributed immediately following shareholders' approval to holders of record at the end of the preceding fiscal year. In addition to annual dividends, we may make cash distributions by way of interim dividends from retained earnings as of the end of the preceding fiscal year to shareholders of record as of September 30 in any year by resolution of our board of directors. We paid an annual dividend of (Yen)300 per share of common stock and (Yen)41.25 per share of preferred stock for the fiscal year ended March 31, 2003. Our board of directors elected not to pay any interim dividends to shareholders of record of our common stock as of September 30, 2002 in light of the volatile financial and economic conditions prevailing in the Japanese financial sector.

B.  Significant Changes

No significant changes have occurred since the date of our consolidated financial statements included in this Annual Report.

Item 9.  The Offer and Listing.

A.  Offer and Listing Details

Market Price Information

All of our outstanding shares of common stock are owned by Mitsubishi Tokyo Financial Group.

B.  Plan of Distribution

Not applicable.

C.  Markets

Not applicable.

D.  Selling Shareholders

Not applicable.

E.  Dilution

Not applicable.

F.  Expenses of the Issue

Not applicable.

Item 10.  Additional Information.

A.  Share Capital

Not applicable.

B.  Memorandum and Articles of Association

Our Corporate Purpose

Article 2 of our Articles of Incorporation provides that our corporate purpose is to carry on the following businesses:

   (1) To accept deposits and installment savings, to extend loans, to discount bills and notes and to engage in exchange transactions;

   (2) To guarantee obligations of others, to accept bills and to engage in any other business incidental to the banking purposes listed in the preceding clause 1;

   (3) To underwrite, to conduct offerings for subscription and sale of, to buy and sell, and engage in any other business with respect to, government bonds, municipal bonds, government-guaranteed bonds and any other securities;

   (4) To engage in, in addition to the business enumerated in any of the preceding clauses, all business that a bank is permitted to engage in under the Banking Law, the Secured Bonds Trust Law, the Law on Recording of Bonds or any other applicable law; and

   (5) To engage in any other business incidental to, or relating to any of, the businesses mentioned in any of the preceding clauses.

Board of Directors

For discussion of the provisions of our Articles of Incorporation as they apply to our directors, see "Item 6.C. Directors, Senior Management and Employees--Board Practices."

Common Stock

We summarize below the material provisions of our Articles of Incorporation, our share handling regulations and the Commercial Code as they relate to joint stock companies. Because it is a summary, this discussion should be read together with our Articles of Incorporation and share handling regulations, which have been filed as exhibits to this Annual Report.

General

A joint stock company is a legal entity incorporated under the Commercial Code. The investment and rights of the shareholders of a joint stock company are represented by shares of stock in the company and shareholders' liability is limited to the amount of the subscription for the shares.

Our authorized common share capital is 8,000,000,000 shares of common stock with no par value. As of March 31, 2003, a total of 5,019,469,546 shares of common stock were issued. Each of the shares issued and outstanding is fully paid and non-assessable.

We may issue shares from our authorized but unissued share capital following a resolution to that effect by our board of directors. An increase in our authorized share capital is only possible by amendment of our Articles of Incorporation, which generally requires shareholders' approval.

Under the Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders' rights against us, a shareholder must have its name and address registered on our register of shareholders, in accordance with our share handling regulations.

Dividends

Dividends are distributed in proportion to the number of shares owned by each shareholder on the record date for the dividend. Dividends for each financial period may be distributed following shareholders' approval at a general meeting of shareholders.

Payment of dividends on common stock is subject to the preferential dividend rights of holders of preferred stock.

Under our Articles of Incorporation, our financial accounts are closed on March 31 of each year, and dividends, if any, are paid to shareholders of record at March 31 following shareholders' approval at a general meeting of shareholders. In addition to year-end dividends, our board of directors may by resolution declare an interim cash dividend to shareholders of record as of September 30 of each year. Under the Commercial Code and the Banking Law, we may distribute annual or interim dividends only if:

..   we have set aside in our legal reserve an amount equal to at least one-fifth of the annual dividend and any other amount paid by us as an appropriation of retained earnings or of any interim dividend, as the case may be; or

..   the sum of the amount in our legal reserve and additional paid-in capital is at least equal to our stated capital.

We may distribute annual or interim dividends out of the excess of our net assets, on a non-consolidated basis, over the aggregate of:

   (1) our stated capital;

   (2) our additional paid-in capital;

   (3) our accumulated legal reserve;

   (4) the legal reserve to be set aside in respect of the dividend concerned and any other proposed payment by way of appropriation of retained earnings;

   (5) the excess, if any, of unamortized expenses incurred in preparation for the commencement of business and in connection with research and development over the aggregate of the amounts referred to in (2), (3) and (4) above;

   (6) subscription money for new shares, or security money to be applied to such subscription money, if any, recorded on our balance sheet;

   (7) if assets are stated at market value on our balance sheet, the excess, if any, of the aggregate market value over the aggregate acquisition cost of those assets; and

   (8) the balance, if any, recorded on our balance sheet as a result of reevaluating land we own for business purposes.

In the case of interim dividends, starting in September 2003, if we decrease our stated capital or our legal reserve after the preceding fiscal year end, any such decreased figure shall be applied to (1) and (3) above.

In the case of interim dividends, net assets are calculated by reference to the balance sheet as of the end of the preceding fiscal year, adjusted to reflect:

   . any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect of such payment;

   .   any subsequent transfer of retained earnings to stated capital; and

   . if we have been authorized, pursuant to a resolution of an ordinary general meeting of shareholders or the board of directors, to repurchase our own shares, the total amount of the repurchase price for those shares that may be paid by us.

Interim dividends may not be paid if there is a risk that at the end of the fiscal year, there may not be any excess of net assets over the aggregate of the amounts referred to in (1) through (8) above.

In Japan, the "ex-dividend" date and the record date for any dividends precede the date of determination of the amount of the dividend to be paid. The market price of shares generally becomes ex-dividend on the third business day prior to the record date.

Under our Articles of Incorporation, we are not obliged to pay any dividends or interim dividends that are left unclaimed for a period of five years after the date on which they first became payable.

New Unit Share System

The new unit share system (tan-gen kabu) was introduced by amendments to the Commercial Code, which became effective on October 1, 2001. Our Articles of Incorporation provide that 1,000 shares constitute one unit of shares regardless of whether the shares are shares of common stock or shares of preferred stock. Our board of directors is permitted to reduce the number of shares constituting a unit or to abolish the unit system with respect to the shares in its entirety by amending our Articles of Incorporation without approval by shareholders. The number of shares constituting a unit is not permitted to exceed 1,000 shares or one two-hundredth (1/200) of the number of all issued shares, whichever is smaller. Our Articles of Incorporation provide that no share certificates shall be issued with respect to any shares constituting less than one unit. Consequently, no certificates for shares other than a full unit or an integral multiple thereof will be issued unless we determine that is necessary to issue such certificates for the protection of the holders of shares constituting less than one unit. As the transfer of shares normally requires delivery of the relevant share certificates, any fraction of a unit for which no share certificates are issued will not be transferable. A holder of shares constituting less than one unit may require us to purchase such shares at a price mutually agreed upon. Under this system, a shareholder will have one vote for each unit of shares held by it. Shares not constituting a full unit will carry no voting rights. For calculation of the quorum for various voting purposes, we will exclude the aggregate number of shares representing less than one unit from the number of voting rights. A holder of shares representing one or more whole units will have one vote for each one unit of shares, except as stated in "--Voting Rights." Except as otherwise described above, holders of shares constituting less than one unit will have all the rights granted to shareholders under the Commercial Code.

General Meeting of Shareholders

The ordinary general meeting of our shareholders is usually held in June of each year in Chiyoda-ku, Tokyo. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks' advance notice to shareholders.

Voting Rights

A shareholder has one voting right for each unit of shares held by it. However, a corporate shareholder may not exercise its voting rights if we hold more than one quarter of the total voting rights with respect to that shareholder. Under our Articles of Incorporation, except as otherwise provided by law or by other provisions of our Articles of Incorporation, a resolution can be adopted at a shareholders' meeting by the holders of a majority of the voting rights represented at the meeting. The Commercial Code and our Articles of Incorporation require a quorum of not less than one third of the total number of voting rights for election of our directors and corporate auditors.

The Commercial Code and our Articles of Incorporation provide that a quorum of not less than one third of outstanding voting rights, excluding those owned by our subsidiaries and affiliates of which we own, directly or indirectly, more than 25 percent, must be present at a shareholders' meeting to approve specified corporate actions, such as:

..   the amendment of our Articles of Incorporation, except in some limited cases;

..   the removal of a director or corporate auditor;

..   a dissolution, merger or consolidation, except for certain types of mergers;

..   a stock-for-stock exchange or stock-for-stock transfer, except in some limited circumstances;

..   the transfer of the whole or an important part of our business;

..   a reduction of stated capital;

..   a corporate split, except in some limited circumstances;

..   the acquisition of the whole business of another company, except in some limited circumstances;

..   the offering to persons other than shareholders of stock at a specially favorable price, or of stock acquisition rights or bonds or notes with stock acquisition rights with specially favorable conditions; and

..   the repurchase of our own stock from a specific party.

At least two-thirds of the voting rights represented at the meeting must approve these actions.

There is no cumulative voting for the election of directors or corporate auditors. For a discussion of voting rights with respect to our directors, see "Item 6.C. Directors, Senior Management and Employees--Board Practices."

Subscription Rights

Holders of shares have no preemptive rights under our Articles of Incorporation. Under the Commercial Code, however, our board of directors may determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, these subscription rights must be given on uniform terms to all shareholders as of a specified record date by public notice at least two weeks prior to the record date. A notification to each individual shareholder must also be given at least two weeks prior to the date of expiration of the subscription rights.

Rights to subscribe for new shares may be transferable or non-transferable, as determined by our board of directors. If subscription rights are not transferable, a purported transfer by a shareholder will not be enforceable against us.

Stock Acquisition Rights

We may issue stock acquisition rights (shinkabu yoyakuken), which in the U.S. are often in the form of warrants, or bonds with stock acquisition rights that cannot be detached (shinkabu yoyakuken-tsuki shasai), which in the U.S. are often in the form of convertible bonds or bonds with non-detachable warrants. Except where the issuance would be on "specially favorable" terms, the issuance of stock acquisition rights or bonds with stock acquisition rights may be authorized by a resolution of our board of directors. Upon exercise of the stock acquisition rights, the holder of such rights may either acquire shares by paying the applicable exercise price or, if so determined by a resolution of our board of directors, by making a substitute payment, such as having the convertible bonds redeemed for no cash in lieu of the exercise price.

Liquidation Rights

Upon our liquidation, the assets remaining after payment of all debts, liquidation expenses, taxes and preferred distributions to holders of shares of our preferred stock will be distributed among the holders of our common stock in proportion to the number of shares they own.

Transfer Agent

Mitsubishi Trust Bank is the transfer agent for our common stock. The office of Mitsubishi Trust Bank for this purpose is located at 11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo, 100-8212, Japan. Mitsubishi Trust Bank maintains our register of shareholders and our register of lost share certificates, and records transfers of ownership upon presentation of share certificates.

Reports to Shareholders

We furnish to our shareholders notices, in Japanese, of shareholders' meetings, annual business reports, including our financial statements, and notices of resolutions adopted at our shareholders' meetings.

Record Dates and Closing of Shareholders' Register

As stated above, March 31 is the record date for the payment of annual dividends, if any, and September 30 is the record date for the payment of interim dividends, if any. In addition, by a resolution of our board of directors and after giving at least two weeks' prior public notice, we may at any time set a record date or close the shareholders' register temporarily, for a period not in excess of three months, in order to determine the shareholders who are entitled to the rights pertaining to our shares. The trading of our shares and the delivery of certificates may continue even while the shareholders' register is closed.

Repurchase of Our Shares of Common Stock

We may repurchase our own shares:

..   from a specific party, if authorized by a special resolution of an ordinary general meeting of shareholders or

..   from subsidiaries, if authorized by a resolution of the board of directors.

When the repurchase is made by us from a specific party, as authorized by a special resolution of an ordinary general meeting of shareholders, any shareholder may make a demand to a director, five days or more prior to the relevant shareholders' meeting, that we also repurchase the shares held by that shareholder.

Repurchase of our own shares from persons other than our subsidiaries must satisfy various specified requirements, including that the total amount of the repurchase price may not exceed the amount of the retained earnings available for annual dividend payments after taking into account a reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred to stated capital. If we repurchase shares from subsidiaries, the total amount of the repurchase price may not exceed the amount of the retained earnings available for interim dividend payments minus the amount of interim dividends, if paid. If it is anticipated that the net assets on our balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (1) through (8) in the fourth paragraph under "--Dividends," we may not repurchase our own shares.

We may hold our own shares so repurchased without restrictions. In addition, we may cancel or dispose of our own shares that we hold by a resolution of our board of directors. As of March 31, 2003, we, excluding our subsidiaries, did not own any treasury shares.

Preferred Stock

The following is a summary of information concerning the shares of our preferred stock, including brief summaries of the relevant provisions of our Articles of Incorporation, the share handling regulations and the Commercial Code as currently in effect. The detailed rights of our preferred shares are set out in our Articles of Incorporation and the resolutions of our board of directors relating to the issuance of the relevant stock.

General

Under our Articles of Incorporation, we are authorized to issue 100,000,000 shares of one class of preferred shares. Our preferred shares have equal preference over shares of our common stock in respect of dividend entitlements and distribution upon our liquidation, but holders of our preferred shares are not entitled to vote at general meetings of shareholders, subject to the exceptions provided under the Commercial Code. As of March 31, 2003, 81,400,000 preferred shares were outstanding. We may, at any time, purchase and redeem, at fair value, any shares of preferred stock outstanding out of earnings available for distribution to shareholders.

Our preferred shares are not convertible into our common stock, but are redeemable at our option. The redemption terms are determined by our board of directors at the time of issuance.

Preferred Dividends

In priority to the payment of dividends to holders of our common stock, the amount of preferred dividends are set by resolution of our board of directors at the time of issuance. The amount of preferred dividends may not exceed
(Yen)360 per share. In the event that our board of directors determines to pay an interim dividend to holders of our common stock, we will, in priority to the payment of that interim dividend, pay a preferred interim dividend, not exceeding (Yen)180 per share, to holders of our preferred shares and the amount of that preferred interim dividend will be deducted from the preferred dividend payable on preferred shares in respect of the same fiscal year.

No payment of dividends on our preferred shares or any other shares can be made unless we have sufficient retained earnings and, in the case of annual preferred dividends, the shareholders at the relevant ordinary general meeting of shareholders or, in the case of preferred interim dividends, the board of directors, resolves to distribute the retained earnings.

Dividends on our preferred shares are non-cumulative. If the full amount of any dividend is not declared on our preferred shares in respect of any fiscal year, holders of our preferred shares do not have any right to receive dividends in respect of the deficiency in any subsequent fiscal year, and we will have no obligation to pay the deficiency or to pay any interest whether or not dividends are paid in respect of any subsequent fiscal year. The holders of our preferred shares are not entitled to any further dividends or other participation in or distribution of our profits.

Liquidation Rights

In the event of our voluntary or involuntary liquidation, holders of our preferred shares will be entitled to receive out of our residual assets upon liquidation a distribution of (Yen)3,000 per share before any distribution of assets is made to holders of our common stock. The holders of our preferred shares are not entitled to any further dividends or other participation in or distribution of our residual assets upon our liquidation.

Voting Rights

No holder of our preferred shares has the right to receive notice of, or to vote at, a general meeting of shareholders, except as otherwise specifically provided under the Commercial Code or other applicable law. Under the Commercial Code, holders of a unit of our preferred shares will be entitled to receive notice of, and have one voting right per unit of preferred shares at, our general meetings of shareholders:

..   from the commencement of any ordinary general meeting of shareholders if an agenda for approval to declare a preferred dividend is not submitted to such meeting or

..   from the close of any ordinary general meeting of shareholders if a proposed resolution to declare a preferred dividend is not approved at such meeting until such time as a resolution of an ordinary general meeting of shareholders declaring a preferred dividend is passed.

C.  Material Contracts

Other than as described in this Annual Report, all contracts entered into by us in the past two years were entered into in the ordinary course of business.

D.  Exchange Controls

There are no material exchange controls applicable to payments on our debt securities.

E.  Taxation

Japanese Taxation

The following sets forth the material Japanese tax consequences to owners of our debt securities who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan to which the relevant income is attributable, which we refer to as "non-resident holders" in this section. The statements regarding Japanese tax laws below are based on the laws in force and as interpreted by the Japanese taxation authorities as at the date of this Annual Report and are subject to changes in the applicable Japanese laws, double taxation treaties, conventions or agreements or interpretations thereof occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our debt securities, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident and any tax treaty between Japan and their country of residence, by consulting their own tax advisers.

Payment of interest of our debt securities issued from April 1, 1998 to March 31, 2004 outside Japan by us or our paying agents to non-resident holders of debt securities will be exempt from Japanese withholding tax. In order to be exempt from Japanese withholding tax, each non-resident holder must comply with the procedures for establishing its status in accordance with the requirements of Japanese law.

Under current Japanese practice, we and our paying agents may determine our withholding obligations in respect of our debt securities held through a qualified clearing organization in reliance on certifications we received from the qualified clearing organization. In this case, we do not need to obtain certificates directly from the ultimate beneficial owners of the debt securities. As part of the procedures under which these certifications are given, a beneficial owner may be required to establish that it is a non-resident holder to the person or entity through which it holds our debt securities. If a non-resident holder is required to establish its identity and residence, such holder will be required to deliver to our paying agents a claim for exemption from Japanese withholding tax and documentation concerning its identity and residence in order to receive an interest payment on our debt securities free of Japanese withholding tax. We or our paying agents may adopt modified or supplemental certification procedures to the extent necessary to comply with changes in Japanese law or administrative practice.

Gains derived from the sale of our debt securities within or outside Japan by a non-resident holder are, in general, not subject to Japanese income or corporation taxes or other Japanese taxes.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual, regardless of his or her place or residence, who has acquired debt securities as a legatee, heir or donee, even if neither the individual nor the decedent nor the donor is a Japanese resident. No stamp, issue, registration or similar taxes or duties, will, under present Japanese law, be payable by holders of our debt securities in connection with the issue of the debt securities.

There are no Japanese taxes payable on the conversion of convertible debt securities.

U.S. Taxation

The following sets forth the material United States federal income tax consequences of the ownership of our debt securities by a U.S. holder, as defined below. This summary is based on United States federal income tax laws, including the United States Internal Revenue Code of 1986, or the Code, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and on the Tax Convention, all of which are subject to change, possibly with retroactive effect.

The following summary is not a complete analysis or description of all potential United States federal income tax consequences to a particular U.S. holder. It does not address all United States federal income tax considerations that may be relevant to all categories of potential purchasers, certain of which (such as banks or other financial institutions, insurance companies, dealers in securities, tax-exempt entities, non-U.S. persons, persons holding a debt security as part of a "straddle," "hedge," conversion or integrated transaction, holders whose "functional currency" is not the US dollar, persons holding debt securities through a partnership or other pass-through entity, U.S. expatriates, holders liable for alternative minimum tax and holders of 10% or more of our voting shares) are subject to special tax treatment. This summary also does not address any foreign, state, local or other tax consequences of an investment in our debt securities.

This summary assumes that investors will hold our debt securities as capital assets within the meaning of Section 1221 of the Code.

The following discussion addresses only original investors who purchase our debt securities at their original offering price, or their "issue price," which will be the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of our debt securities in a particular issue is sold for money, and it assumes that our debt securities are not offered at a discount. Rules under the Code relating to original issue discount, amortizable bond premium or market discount may, under specific circumstances, apply to investors who purchase our debt securities at a time other than their initial offering or at a price other than the initial offering price. These investors should consult their own tax advisors as to the possible applicability of such rules.

As used herein, a "U.S. holder" of a debt security means a holder that is for U.S. federal income tax purposes:

..   a citizen or resident of the United States,

..   a corporation created or organized under the laws of the United States or any political subdivision thereof,

..   an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

..   a trust

 . which is subject to the supervision of a court within the United States and the control of one or more United States persons as described in
     Section 7701(a)(30) of the Code or

 . that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

A Non-U.S. holder is a holder, other than an entity treated as a partnership, that is not a U.S. holder. The following summary does not address the tax consequences to a Non-U.S. holder.

Interest. Interest paid on our debt securities will generally be taxable to a U.S. holder as ordinary interest income at the time it is received or accrues, depending on such U.S. holder's regular method of accounting for U.S. federal income tax purposes. In addition to interest on our debt securities, a U.S. holder will be required to include in income any additional amounts and any tax withheld from interest payments notwithstanding that such withheld tax is not in fact received by such U.S. holder. With respect to any tax withheld under Japanese law, a U.S. holder may be entitled to deduct or credit tax withheld at the treaty rate, subject to applicable limitations in the Code, including that the election to deduct or credit foreign taxes applies to all of the U.S. holder's foreign taxes for a particular year. For foreign tax credit limitation purposes, interest income, including Japanese taxes withheld therefrom, if any, and additional amounts, paid on our debt securities will be income from sources outside the United States. However, this generally will be treated separately, together with other items of

"passive income" or, in the case of certain U.S. holders, "financial service income," or if Japanese withholding is imposed at a rate of 5% or more, other items of "high withholding tax interest." The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. Guidance issued by the United States Treasury may deny a foreign tax credit for foreign taxes imposed with respect to our debt securities where a U.S. holder holds our debt securities in arrangements in which the U.S. holder's expected economic profit, after non-United States taxes, is insubstantial.

Sales or other dispositions. A U.S. holder will recognize gain or loss on the sale, retirement or other taxable disposition of our debt securities in an amount equal to the difference between the amount realized from such sale, retirement or other taxable disposition, other than amounts attributable to accrued but unpaid interest, which will be taxed in the a manner discussed under "--Interest," and the U.S. holder's adjusted tax basis in our debt securities. Such gain or loss will be long-term capital gain or loss if the holding period for our debt securities exceeds one year at the time of disposition. The ability to deduct capital losses may be limited. For purposes of determining a U.S. holder's allowable foreign tax credit, gain realized by a U.S. holder that is a U.S. resident, as defined in Section 865 of the Code, will generally be U.S. source income. However, disposition losses attributable to a foreign office or recognized by a U.S. citizen or resident alien with a foreign tax home will generally be treated as foreign source if the highest marginal rate in such foreign country is at least 10%. Special rules apply in determining the source of other types of loss such as loss attributable to accrued but unpaid interest, and U.S. holders should consult their tax advisors regarding the treatment of such items in their particular situations.

Information reporting and backup withholding. Proceeds from the sale, retirement or other disposition of our debt securities, or payments of principal and interest on our debt securities, may be subject to information reporting requirements. Those proceeds or interest payments may also be subject to backup withholding unless the U.S. holder:

..   is a corporation or comes within other categories of exempt recipients, and, when required, demonstrates this fact or

..   provides a correct taxpayer identification number on a properly completed
    Internal Revenue Service Form W-9 or substitute form, certifies that the U.S. holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

Any amount withheld under these rules will be creditable against the U.S. holder's United States federal income tax liability or refundable to the extent that it exceeds such liability if the U.S. holder provides the required information to the Internal Revenue Service. If a U.S. holder is required to and does not provide a correct taxpayer identification number, the U.S. holder may be subject to penalties imposed by the Internal Revenue Service.

We urge U.S. holders to consult their own tax advisors concerning the United States federal, state and local and other tax consequences to them of the purchase, ownership and disposition of our debt securities.

F.  Dividends and Paying Agents

Not applicable.

G.  Statement by Experts

Not applicable.

H.  Documents on Display

We file periodic reports and other information with the SEC. You may read and copy any document that we file with the SEC at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices. Please call the SEC at 1-800-732-0330 for further information on the operation of its public reference rooms. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Some of this information may also be found on our website at http://www.btm.co.jp.

I.  Subsidiary Information

Please refer to the discussion under "Item 4.C. Information on the Company--Organizational Structure."

Item 11.  Quantitative and Qualitative Disclosures about Market Risk.

Our business is subject to a variety of risks, including credit risks, market risks, liquidity risks, settlement risks, legal/regulation risks, operations risks, information security risks and operational risks. The importance of managing these risks has increased dramatically with financial deregulation and globalization, and with advances made in information technology. Our organizational structure has been designed to provide enhanced risk management with the awareness that risk management is one of our critical functions and our success depends upon the proper control and administration of risk.

Firm-Wide Risk Management

Our holding company determines our group-wide risk management policy at the holding company level, and we implement the policy accordingly. Our holding company seeks to raise group-wide risk awareness, integrate and improve the group's risk management framework, allocate risk capital appropriately and eliminate specific concentrations of risk.

Our policy for the control and administration of risk is based on the concept of "Firm-Wide Risk Management." Our objective is to identify, quantify, monitor and control risks, and to audit and inspect those activities. This in turn helps us stabilize earnings in line with the risks of our business and properly allocate management resources.

The Corporate Risk Management Office has overall responsibility for managing and controlling all the risks on a firm-wide basis. Specific supervisory divisions are responsible for each type of risk. Specifically, the Credit Policy Office is responsible for credit risk. The Corporate Risk Management Office is responsible for market risk and liquidity risk. The Operations Services Planning Office is responsible for operations risk. The Information Security Management Office is responsible for information security risk and the Legal Office is responsible for legal risk. These divisions all work together to provide overall control and management of all of our risks on a firm-wide basis.

The Corporate Risk Management Office controls and manages the risks arising from various activities across product, operational and organizational lines. The Risk Management Committee has overall responsibility for identifying and controlling our risks. This committee meets semi-annually. It formulates action plans and monitors implementation in line with our basic risk management policies.

Capital Allocation System

We have a capital allocation system that limits the amount of capital allowed to be placed at risk by each of our business units. The level of risk is then controlled and managed within these limitations. The capital allocated by this system is expected to cover all risks, including credit risk, market risk, equity portfolio risk and operational risk. We provide for appropriate risk management by ensuring that the levels of risk taken by our business units are within our regulatory capital requirements. By optimizing capital allocation, we aim to maximize our returns after deducting the cost of capital and to enhance our risk-adjusted performance measurements.

Our capital allocation system allocates our economic capital, determined based on potential losses, to each business unit by individual risk, determined on a risk-by-risk basis in accordance with the estimated size of each risk. Using this system, we seek to manage each risk by keeping it within the bounds of the allocated economic capital. Our management strategy is to allocate economic capital and maximize return and to confine our overall risk within the limits of our equity capital.

Credit Risk Management

Credit risk is the risk that we will be unable to collect the amount due to us on the due date of a particular obligation as a result of the financial condition of a particular debtor. Credit risk is realized when a credit instrument previously extended to a borrower loses part or all of its value. This in turn exposes us to financial loss. This type of risk exists particularly in the field of commercial lending, though other banking transactions also involve a potential risk of loss attributable to a debtor's default. As a result, credit risk is the central element of risk in banking operations. With the increasing globalization and sophistication of finance, however, the nature of credit risk is becoming more complex, involving issues beyond those of traditional lending operations. Credit risk is becoming more diverse, and is overlapping with other risks, which include counterparty risk in market operations, settlement risk in clearing foreign exchange transactions across different time zones and country risk from overseas lending operations.

We perform a detailed assessment of all borrowers that commences at the end of June and December of each year. In addition, credit officers constantly monitor changes in all our customers' creditworthiness. These detailed reviews form an integral part of our overall control process to ensure that all loans are properly evaluated as part of the ongoing review process. Our credit officers are required to assess the ratings of all borrowers semi-annually during the three month periods from June and December each year to the balance sheet dates in response to events occurring during the intervening periods including bankruptcies, past due principal or interest, downgrades of external credit ratings, declines in stock price, business restructuring and other events as specified in our manuals. During the periods from June and December to the balance sheet dates, our credit officers are also required to regularly report changes in:

..   all borrowers' ratings;

..   the value of collateral or guarantees of all borrowers classified under the
    Financial Service Agency's classification as "Needs Attention," "Special Attention," "In Danger of Bankruptcy," "De Facto Bankruptcy" and
    "Bankrupt;" and

..   the outstanding balance of credit of all borrowers other than borrowers classified as "Normal."

Revising Our Credit Rating System

Since late 1990's, the Basel Committee on Banking Supervision of the Bank for International Settlements has been in the process of reviewing the current regulatory capital framework and preparing the new Basel Capital Accord, which is expected to be finalized in late 2003 and implemented at the end of 2006. Under the new framework, banks' assets are to be weighted based on the ratings of the obligors in order to calculate regulatory capital in a more risk-sensitive manner. In addition, banks will be allowed to use their own internal ratings when they meet specified validation criteria.

In response to this new framework, we revised our previous credit rating system and introduced completely new "Procedures for Credit Ratings" in 2001. These procedures are designed not only to bring our system in line with the new framework proposed by the Basel Committee, but also to make it more objective by standardizing the approaches to the credit rating process among our various divisions and validating our ratings with those of outside credit rating agencies. Under these procedures, borrower ratings are divided into 15 ranks of which ranks "8" through "10" are designed to conform to the regulatory authorities risk grading standards for classified loans.

Our credit rating system incorporates the concept of "probabilities of default," in the same manner as the proposed framework of the Basel Capital Accord, as central to the internal ratings-based approach, and uses them as benchmarks at each stage of the credit rating process. To ensure objectivity, we have developed quantitative financial evaluation models for each different type of business, which estimate the probability of default for each of our borrowers by analyzing the correlation between the borrowers' financial and default data. We have also developed and introduced a rating alert system that provides our branches, our credit divisions and the Credit Examination Office with third party information pertaining to borrowers, such as credit agency ratings.

                                                           Credit rating
                       -------------------------------------------------------------------------------------
                              "1"- "7"                 "8"                 "9"                 "10"
                       ---------------------- ---------------------- ---------------- ----------------------
Borrower grade . . . .         Normal             Close Watch(1)     Likely to Become  Legally or Virtually
                                                                       Bankrupt(2)         Bankrupt(3)
                       (divided into 9 ranks) (divided into 3 ranks)                  (divided into 2 ranks)

(1) Borrowers classified as "Close Watch" require close scrutiny because their business performance is unstable or their financial condition is unfavorable. Borrowers ranked "8" correspond with "Needs Attention," of which some borrowers correspond with "Special Attention," a subcategory of "Needs Attention," under the Financial Services Agency's classification.

(2) Borrowers classified as "Likely to Become Bankrupt" are not yet bankrupt, but are in financial difficulty with poor progress in achieving their business restructuring plans or are likely to become bankrupt in the future. Borrowers ranked "9" correspond with "In Danger of Bankruptcy" under the Financial Service Agency's classification.

(3) Borrowers classified as "Legally or Virtually Bankrupt" are considered to be legally bankrupt or are virtually bankrupt. Borrowers ranked "10" correspond with "De Facto Bankrupt" or "Bankrupt" under the Financial Services Agency's classification.

Reduction of Problem Loans

We have made the reduction of problem loans one of our top priorities and have aggressively disposed of problem loans by, among other measures, selling them to the Resolution and Collection Corporation, which was established by the Japanese Government to purchase problem loans. The Japanese Government has urged major banks to write-off problem loans carried over from the past within two years and any newly identified problem loans within three years. For new problem loans, banks are urged to remove 50% of those loans within a year, 80% within two years and the entire loans within three years. For more discussion of the purchase of problem loans by the Resolution and Collection Corporation, please see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Recent Developments--Establishment of the Industrial Revitalization Corporation of Japan," and for a detailed discussion of our problem loans see "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans."

Framework of Credit Risk Management

We delegate authority as much as possible to our individual business units in order that each unit can conduct its business appropriately. Credit risk management within each unit is controlled by the unit's credit division, which evaluates each credit risk. Each business unit separates business promotion and credit judgement functions in order to ensure proper checks and balances between the two.

Senior management, supported by our Corporate Center, has responsibility for our credit policy, our credit risk management and any major credit issues that affect our business as a whole. The Credit Policy Office in the Corporate Center has responsibility for credit policy and the credit risk management system at the corporate level, and promotes rationalization and efficiency of credit processes. It performs periodic reviews of the credit rating system, quantification and other functions which contribute to overall business management.

Within our business unit structure, the head of each business unit is accountable to senior management for the results of operations of the unit. This system has a restraint function, which includes the Credit Examination Office that checks the decisions of individual business units regarding credit rating and asset evaluation and assessment. The Credit Examination Office also audits the overall credit management process in each business unit.

We also have a Credit Committee composed of our directors and the general managers responsible for credit risk management and a Credit Rating Committee chaired by the director in charge of the Credit Examination Office and composed of our directors and the general managers responsible for internal audits, credit operations and credit risks. The Credit Committee meets semi-annually and:

..   Manages the overall credit portfolio;

..   Sets credit policies;

..   Administers country risk; and

..   Discusses other important group-wide credit risk management issues.

The Credit Rating Committee generally meets monthly and works to ensure the accuracy and transparency of our credit rating system by examining the appropriateness of credit ratings assigned to borrowers by our business units' credit divisions.

Market Risk Management

Market risk is the risk that the value of our assets and liabilities could be adversely affected by changes in market variables such as interest rates, securities prices or foreign exchange rates.

Market Risk Management System

We use a three-tiered market risk management system to manage our market risk. It divides authority and responsibility among the senior management level, the line management level at trading divisions and offices and the trader level. This system establishes clearly the authority and responsibility of each level. The Corporate Risk Management Office has overall responsibility for our market risk management, and is located in the Corporate Center, independent from our individual business units. This office manages our market risk on a consolidated basis, and also integrates middle office functions to ensure the integrity, accuracy and transparency of market risk information.

Market Risk Management Process

On a semi-annual basis, our Executive Committee decides our overall market risk limit and sets the limits for our foreign exchange, derivatives and other businesses, considering various factors including our capital, earnings capacity and trading capability. Authority for implementing the market risk limit is given to each business unit's chief executive, who in turn delegates this authority to the general managers in charge of each business line. In order to keep losses within a predetermined limit, we have established a stop-loss rule, which limits the amount of losses allowed from market activities.

Our Market Risk Management Committee, which is comprised of our directors, business unit chief executives and the general managers responsible for market operations, meets on a weekly basis to review and discuss our market risk profile and worldwide risk-taking activities. We also have a bank-wide Asset and Liability Management Committee that includes Deputy Presidents, directors and general managers responsible for strategic planning, market operations and domestic and overseas customer relations. This committee meets once a month to review and discuss our overall market risk profiles and asset and liability management policies from a management perspective, and conveys its conclusions to our business line managers for use in their daily operations.

The Corporate Risk Management Office uses a Market Risk Information System to perform market risk management. Under this system, the Corporate Risk Management Office reports daily to our senior management on our overall market risk profile as well as by risk factors, by business unit and by region. It also monitors compliance with the risk limits set by our Executive Committees and our stop-loss rules.

In addition with respect to the operation of each of our business units, we manage the risk leading to our assets and liabilities that expose us to market risk, such as interest rate risk and exchange rate risk, by entering into various hedging transactions using marketable securities and derivatives, including futures, options and swaps. For a detailed discussion of the financial instruments employed as part of our risk management strategy, see note 22 to our consolidated financial statements.

Market Risk Measurement

We use our Market Risk Information System to measure our market risk, which consists of general market risk and specific risk. General market risk ("VaR") is the risk arising from changes in overall market price movement, while specific risk refers to the risk of changes in the prices of individual financial instruments owing to factors other than the general market risk. Specific risk is further divided into Idiosyncratic Risk (VaI: the risk that the price of a particular financial instrument moves idiosyncratically from the overall market movement due to supply and demand or liquidity factors when no particular credit event or event of default has occurred) and Event-default Risk (VaE: the risk of price movement when a particular credit event or event of default has occurred). Based on VaR and VaI, we delegate authority to manage market risk to our business units. VaR, VaI and VaE are taken into account in allocating capital to each business unit.

In order to measure VaR, our Market Risk Information System primarily employs a variance-covariance matrix of approximately 680 risk factors with statistical data from a three-year observation period. This methodology considers the correlation among risk factors, while estimating non-linear option risks using a scenario approach methodology.

Due to some limitations inherent in the use of the variance-covariance approach, we have been studying an additional risk measurement methodology that uses historical simulation. This methodology enables us to capture market movements more accurately than a market risk measurement model based primarily on a variance-covariance matrix. Accordingly, in April 2003, we newly applied historical simulation VaR to some of our investment/trading units concurrently with our official risk measure of variance-covariance VaR, in order to test its feasibility. In the future, we plan to replace variance-covariance VaR with historical simulation VaR for all our units.

Our Market Risk Information System also supplements our VaR based risk measurements by allowing us to analyze our market risk profile using backtesting, stress tests and profit/loss simulations based on hypothetical portfolios. These additional tests and simulations allow us to address some of the limitations of our VaR calculation methodologies.

We use our Market Risk Information System at our major overseas offices, enabling them to conduct comprehensive risk management on a stand-alone basis and manage their market risks more effectively.

Capital Charges for Market Risk

The market risk regulations stipulated in the Basel Capital Accord, which were implemented in Japan by guidelines adopted by the Financial Services Agency in 2000, require us to include the effects of market risk in calculating capital adequacy ratios. We apply the "Internal Model Approach" to calculate our general market risks and the "Standardized Approach" to calculate our specific risks. In applying the Internal Model Approach, we are required to meet strict qualitative and quantitative requirements, which our Market Risk Information System has met as demonstrated by both internal and external examinations.

As defined in the market risk regulations, market risk is composed of interest rate and equity price risks held in trading activities, foreign exchange risk and commodity price risk. All references to VaR in the following illustrations and explanations are based on a model using a variance-covariance matrix, unless otherwise noted.

Illustrations of Market Risks for the Fiscal Year Ended March 31, 2003

Trading activities. For the fiscal year ended March 31, 2003, the average daily VaR (holding period: one day; confidence level: 99%) for our trading activities on a consolidated basis was (Yen)2.30 billion, down from (Yen)2.83 billion in the fiscal year ended March 31, 2002. VaR decreased as a result of ordinary operations according to market fluctuation.

The overall VaR of (Yen)2.30 billion was mainly comprised of an interest rate risk of (Yen)1.35 billion followed by an equity risk of (Yen)0.63 billion and a foreign exchange rate risk of (Yen)0.50 billion. Simple summation of VaR by risk factor does not equate with the overall VaR, due to the diversification effect within the portfolio. VaR by each risk category at the close of the fiscal year ended March 31, 2003 was lower than that a year earlier. During the fiscal year ended March 31, 2003, the maximum VaR was (Yen)3.40 billion and the minimum was (Yen)1.55 billion. Average daily VaI (holding period: one day, confidence level: 99%) on a consolidated basis was (Yen)0.53 billion with a maximum of (Yen)0.77 billion and minimum of (Yen)0.38 billion.

                    VaR for Trading Activities (1 day--99%)
                           (April 2002--March 2003)

Risk category                 Daily average   High       Low    March 31, 2003 March 29, 2002
-------------                 ------------- --------- --------- -------------- --------------
                                                     (in billions yen)
Interest rate................  (Yen) 1.35   (Yen)2.39 (Yen)0.91   (Yen) 1.00     (Yen) 1.18
   Japanese yen..............        0.49        1.00      0.18         0.37           0.78
   US dollars................        0.59        1.29      0.27         0.40           0.45
Foreign exchange rate........        0.50        1.00      0.21         1.00           0.33
Equity.......................        0.63        1.44      0.27         0.31           0.75
Commodity....................        0.14        0.28      0.05         0.08           0.18
Less Diversification effect..       (0.32)          -         -        (0.36)         (0.32)
                               ----------   --------- ---------   ----------     ----------
       Overall Portfolio.....  (Yen) 2.30   (Yen)3.40 (Yen)1.55   (Yen) 2.12     (Yen) 2.12
                               ==========   ========= =========   ==========     ==========

--------
Note: The high and low for each risk category occurred on different days.

The daily average VaR by quarter in the fiscal year ended March 31, 2003 was as follows:

                   Quarter                Daily average VaR
                   -------                ------------------
                   April--June 2002...... (Yen) 2.53 billion
                   July--September 2002.. (Yen) 2.74 billion
                   October--December 2002 (Yen) 2.03 billion
                   January--March 2003... (Yen) 1.91 billion

In our market risk management, we evaluate whether our trading activities generate sufficient returns in relation to our overall market risk profile. Although market conditions were often volatile during the fiscal year ended March 31,2003, our trading-related revenue was relatively stable with positive trading-related revenue recorded for 203 of 260 trading days during this period. Furthermore, the amount of trading-related revenue per day remained within a stable range, with only 18 days of positive revenue and four days of negative revenue exceeding (Yen)1 billion.

Backtesting. We conduct backtesting to verify the reasonableness of VaR calculated through our internal models, comparing daily reported VaR with actual daily gains or losses (realized gains/losses plus increase/decrease in unrealized gains).

In the fiscal year ended March 31, 2003, actual gains/losses did not exceed VaR on any trading day. This means that our VaR model provided reasonably accurate measurements during the fiscal year ended March 31, 2003.

Non-trading activities. VaR (holding period: one day; confidence level: 99%) for our total non-trading activities as of March 31, 2003, excluding market risks related to strategic equity investment, measured using the same standard used for our trading activities, was (Yen)13.7 billion. After converting foreign currency-denominated assets in Argentina to pesos, as required by Argentinean regulation, foreign exchange related market risks of (Yen)1.0 billion were included in the market risks of our non-trading activities. Mainly as a result of a decrease in foreign exchange positions, the VaR was (Yen)5.6 billion lower than that as of the fiscal year ended March 31, 2002.

During the fiscal year ended March 31, 2003, the maximum VaR was (Yen)21.9 billion and the minimum VaR was (Yen)11.5 billion for our non-trading activities. Daily average VaI (holding period: one day; confidence level: 99%) on a consolidated basis was (Yen)0.9 billion with a maximum of (Yen)1.2 billion and a minimum of (Yen)0.7 billion.

For our non-trading activities, 95% of the market risk stems from interest rate risk except for market risks in foreign exchange relating to Argentinean regulation. (We do not include our strategic investments in equity in our non-trading activities. Risks related to these strategic investments are discussed below.)

In the fiscal year ended March 31, 2003, the interest rate average daily VaR for our non-trading activities was (Yen)12.8 billion, which represents a
(Yen)2.1 billion decrease from the 2001 fiscal year's average daily VaR of
(Yen)14.9 billion. The main cause of the decrease was attributable to a decrease of positions in foreign exchange. Interest rate average daily VaR by quarter in the fiscal year ended March 31, 2003 was as follows:

                   Quarter                Daily average VaR
                   -------                ------------------
                   April--June 2002...... (Yen) 12.5 billion
                   July--September 2002.. (Yen) 13.5 billion
                   October--December 2002 (Yen) 13.3 billion
                   January--March 2003... (Yen) 11.7 billion

Compared to the fiscal year ended March 31, 2002, the percentage of interest rate risk for Japanese yen decreased significantly from 56.8% to 37.0%, while those for US dollars and euros increased respectively from 39.6% to 42.7% and from 2.4% to 19.7%.

Stress testing. Market risk measures, including VaR and VaI, reflect risk amounts measured, assuming "normal conditions," based on empirical market fluctuations. While VaR and VaI estimate the possible maximum potential risk of loss on normal market movements, market movements could deviate from historical patterns. Since it is important to be prepared for unusual market movements, we also use our Market Risk Information System to perform stress testing based on various market scenarios. We use this process to analyze and understand where risks exist for us and what effect they could have on our earnings.

The Corporate Risk Management Office conducts stress testing by incorporating individual scenarios based on market conditions. In addition, beginning in the fiscal year ended March 31, 2001, it became possible to analyze our overall position from a variety of angles by incorporating scenarios for our front offices that actually conduct transactions into the Market Risk Information System. The adoption of this approach has further strengthened communication between our front offices and the Corporate Risk Management Office.

Scenarios. The Corporate Risk Management Office establishes the scenarios used in stress testing from a neutral perspective, based on statistical probability and data from previous market volatility. The Corporate Risk Management Office also periodically establishes other scenarios in cooperation with our front offices to reflect their points of view based on the characteristics of their own positions. The results of stress testing are provided to various offices, including senior management, through the Market Risk Information System.

Examples of scenarios used in stress testing and the results are shown below.

..   Scenario 1:

   Because of the U.S. economy's decline, the U.S. government financing policy changes such that interest rates in the short, medium and long terms rise approximately 0.20%, 0.50% and 0.80%, respectively.

..   Scenario 2:

   Because of continuing problems in Iraq, the U.S. economy remains stagnant. Significant amounts of money flow out to other markets and the foreign exchange rate of the U.S. dollar against the Japanese yen declines (Yen)10 a day.

..   Scenario 3:

   There is a significant decline in the Japanese stock market, which causes significant down grading of the credit ratings of major banking groups. Accordingly, the credit spreads of Japanese name bonds, as compared to government bonds, increase in the range of 10 basis points to 300 basis points.

..   Scenario 4:

   Because of expanding loss of strategic investments in equity based on the continuing decline of the NIKKEI stock index, short term interest rates rise by 20 basis points.

                  Stress Scenario/(1)(2)/ Total Gains/(Losses)
                  ----------------------- --------------------
                                           (Yen in billions)
                        Scenario 1.......        (47.3)
                        Scenario 2.......         (1.9)
                        Scenario 3.......        (22.0)
                        Scenario 4.......         (8.6)

--------
(1) Both trading and non-trading activities on a consolidated basis included.
(2) Figures for all scenarios are as of April 30, 2003 with the exception of some overseas branches and subsidiaries, which are as of April 29, 2003.

Risk Management of Strategic Equity Portfolio

We hold shares of various corporate clients for strategic purposes, in particular to maintain long-term relationships with these clients. These investments have the potential to increase business revenue and appreciate in value. At the same time, we are exposed to the risk of price fluctuation in the Japanese stock market.

In recent years, it has been a high priority for us to reduce our equity portfolio in order not only to limit the risks associated with holding a large equity portfolio, but also to comply with a new regulatory framework that prohibits Japanese banks from holding an amount of shares in excess of their adjusted Tier I capital after September 2006. As of March 2003, we had reduced the amount of our equity holdings below our adjusted Tier I capital enabling us to comply with the new regulatory framework in advance of the deadline. As part of this process we have reduced the amount of our equity holdings during the last two fiscal years by over (Yen)1.5 trillion, partly by transferring equity securities to exchange traded funds.

As part of our risk management activities, we analyze the price fluctuation risk of our equity portfolio using a simulation that estimates market risk by monitoring changes in the Tokyo Stock Price Index, or TOPIX. The TOPIX is a composite index of all common stocks listed on the First Section of the Tokyo Stock Exchange.

Our simulations indicated that each one point change in the TOPIX would have had an impact on the value of our equity portfolio of approximately (Yen)2.8 billion as of March 31, 2003 and approximately (Yen)3.3 billion as of March 29, 2002. These simulations analyze data for our entire equity portfolio. Therefore, it is important to note that the actual results may differ from our expectations because of the price fluctuations of individual holdings.

In addition, we monitor our equity portfolio closely and regularly evaluate the profitability of these strategic holdings based on our capital and overall returns from these investments.

Other Risk Management

Liquidity Risk Management

Our financing capabilities are supported by a funding network based on the expansion of our domestic and overseas branches and customer base. We benefit from having one of the highest credit ratings among major Japanese banks. While we have established strong liquidity, we maintain liquidity risk countermeasures at all levels of our organization. These countermeasures include the oversight of yen and foreign currency risk, covering everything from daily management to emergency measures, as well as reporting to and deliberations within the Asset and Liability Management Committee. We manage all aspects of the daily funding mechanism. We also manage our funding sources using liquidity risk indices, such as liquidity gap, liquidity supplying products, such as commitment lines, and buffer assets. Furthermore, we have contingency plans for our entire institution to respond swiftly to sudden changes in the market, political or economic environments. To maintain proper checks and balances, the Corporate Risk Management Office also monitors liquidity risk and reports it independently to senior management along with product liquidity.

Settlement Risk Management

Although risk is inherent in the fundamental banking function of settlement, banks generally have not been as aware of settlement risk as they have of other forms of risk because there have been relatively few cases where problems have arisen as a result of it. By its nature, settlement risk is identical with credit risk, liquidity risk and operations risk, and corporate level control is necessary for these risks. We view our settlement business as a strategic area that highlights our creditworthiness, funding capabilities and networking strengths, and we are working on reinforcing the settlement risk management systems on which these depend.

Foreign exchange settlement risk arises primarily from the difference of the time zones in which each part of the exchange is settled. The ongoing globalization and liberalization of the world's financial markets have resulted in a dramatic increase in the volume of foreign exchange. We are strengthening our management of foreign exchange settlement risk by establishing a framework that encompasses such risks as credit risk. In September 2002, a special purpose bank, the Continuous Linked Settlement Bank, or CLS Bank, was launched. We have been one of the core financial institutions who have been deeply involved in the development of continuous linked settlement. Our participation in CLS Bank settlement has reduced our foreign exchange settlement risk.

Legal/Regulatory Risk Management

To control legal risks, our internal procedures explicitly state important laws and regulations to be observed in our operations. We also have a system to obtain the opinions of legal specialists as needed. The Legal & Compliance Office manages our legal risk by studying and researching legal issues, formulating internal guidance, dealing with intellectual property-related issues, handling lawsuits and controlling and managing external lawyers.

Operations Risk Management

Operations risk is defined as the risk of losses resulting from transaction processing failures, accidents or fraud. We have developed quantification techniques that enable us to better evaluate operations risk. Furthermore, to enhance the accuracy of our operations and provide more timely services, we have made our operations more efficient based on the quantitative and qualitative control of operations risk.

Information Security Risk Management

Information security risk is the risk of incurring tangible or intangible losses as a result of:

..   computer systems failure or malfunction impairing a bank's ability to carry out its business and to provide customer services or

..   business operations being interrupted, or information being stolen, falsified or otherwise corrupted following unauthorized entry into a bank's computer systems.

To try to ensure that our systems operate reliably at all times, when developing information systems, we perform tests designed to prevent problems, and we have also implemented programs to rectify problems before they become more serious. In addition, we have established disaster response systems, prepared backups for all our infrastructural systems and run damage limitation drills. The rapid development of information and communications technologies has brought a growing need for information protection. We attempt to prevent unauthorized entry to our systems and reduce information security risk by making our information management and security procedures more rigorous. The Information Security Management Committee meets semi-annually to discuss the management of information security risk.

Operational Risk Management

We define operational risk as the possibility of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal, strategic and reputational risk.

During fiscal year 1999, we introduced a framework of self-assesment to enable each business unit to identify and measure its own operational risk, and to plan and implement its own risk management measures. The Corporate Risk Management Office formulates the policy and standards for the framework. Under the framework, we define several dozen operational risk categories and explore scenarios for each risk category, which would seriously affect our business and operations. Each business unit estimates the likely size and frequency of losses related to defined scenarios and scores its risk exposure for each risk category, based on the effectiveness of its risk management measures. The corporate center office that has overall responsibility for a risk category verifies the assessment conducted by each business unit, including risk scores for such risk category. The Audit & Credit Examination Office also inspects the assessment conducted by each business unit and verified by the applicable corporate center offices. Our overall operational risk is quantified by multiplying the risk scores by the applicable yen amount.

To comply with the proposed new Basel Capital Accord, which requires a bank to charge capital for its operational risk, and improve our operational risk management, we have been collecting, classifying, and recording internal loss data since 2000.

Compliance

We consider compliance to be one of the most important considerations in conducting our business. As such, we regularly review our compliance systems and seek enhancements throughout our organization.

In February 1998, we established a compliance system to ensure that the importance given to compliance issues by our management is thoroughly propagated throughout us. Important compliance issues are decided by the Compliance Committee, which undertakes hearings and discussions once every three months concerning reports on our compliance system and its status worldwide. In the event of a significant violation of law, the Compliance Committee takes steps to rectify the matter and issues recommendations.

The Compliance Office, as an inner office of the Legal & Compliance Office, acts as the secretariat for the Compliance Committee and coordinates compliance issues throughout us. It is responsible for maintaining and updating our compliance manual and other codes or rules determined by our corporate principles, our internal regulations and all applicable laws and regulations. All of our employees are made familiar with the manual through internal training programs.

We consult with external experts, such as in lawyers and accountants, through periodical meetings on the comprehensiveness and effectiveness of our compliance system.

In May 2002, we adopted the Mitsubishi Tokyo Financial Group Code of Ethics as common guiding principles for our basic corporate and ethical values.

Compliance Systems at Divisions, Offices and Branches

We have appointed compliance officers/liaison officers to lead the drive for compliance in every division, office and branch in Japan and overseas. These officers hold training sessions in their own branches, and implement quarterly checks on compliance using compliance checklists, submitting their reports to the Compliance Office. Implementation is ensured by later checks by the Audit & Credit Examination Office. Each such officer also draws up a practical compliance program with plans for training sessions and follow-up plans to ensure the implementation of measures to prevent any reoccurrence in the event of a violation of law. The compliance program is also submitted to the Compliance Office. The compliance officers are also in charge of reporting individual compliance issues to and seeking advice from the Compliance Office.

Each division monitors changes in the law that affect that division's work, and checks documents to ensure that there are no conflicts with our role as a public institution or with our role in society. For its part, the Compliance Office seeks to ensure rigorous bank-wide compliance by responding to requests for legality checks of important matters affecting our management and by maintaining an ongoing dialogue with the divisions on individual issues.

All of our affiliates within Japan have their own compliance systems for their particular lines of business. For our overseas affiliates, compliance is managed as part of our own compliance system.

Anti-Money Laundering and Terrorist Financing

We recognize that one of our important missions is to prevent the use of our operations for criminal purposes, including money laundering or terrorist financing.

Internal Audit

Our Audit Office engages in an internal audit contributing to maintaining the soundness of our business operations. It provides advice and recommendations on issues, by independently examining and evaluating the appropriateness and effectiveness of our organization's internal control systems, as well as our operational policies and procedures. Internal audits are performed in all business units, which include both domestic and foreign branches, head offices and subsidiaries. The Audit Office is an independent group, and no limitation is placed upon it by other divisions or units.

After consideration of the types and degree of risks in the organization, as well as its management of such risks, the Audit Office formulates medium-term and fiscal-year Audit Plans, which are approved by our board of directors on an annual basis.

Item 12.  Description of Securities Other Than Equity Securities.

Not applicable.

                                    PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications of the Rights of Security Holders and Use of Proceeds.

None.

Item 15.  Controls and Procedures.

An evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, of the effectiveness of our disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report. Based on the evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Subsequent to the date of their evaluation, there were no significant changes in our internal controls or in other factors that could significantly affect the disclosure controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16.A.  Audit Committee Financial Expert.

For the fiscal year ended March 31, 2003, compliance was not required.

Item 16.B.  Code of Ethics.

For the fiscal year ended March 31, 2003, compliance was not required.

Item 16.C.  Principal Accountant Fees and Services.

For the fiscal year ended March 31, 2003, compliance was not required.

Item 16.D.   Exemptions from the Listing Standards for Audit Committees.

For the fiscal year ended March 31, 2003, compliance was not required.

                                   PART III

Item 17.  Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this Annual Report.

Item 18.  Financial Statements.

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report.

Item 19.  Exhibits.

Exhibit Description
------- -----------

   1(a) Articles of Incorporation of The Bank of Tokyo-Mitsubishi, Ltd. as amended on June 26, 2003
        (English Translation)/(1)/.

   1(b) Regulations on Corporation Meetings of The Bank of Tokyo-Mitsubishi, Ltd. as amended on May 24,
        2002 (Original in Japanese with English Translation)/(2)/.

   1(c) Regulations of the Board of Directors of The Bank of Tokyo-Mitsubishi, Ltd. as amended on May 24,
        2002 (Original in Japanese with English Translation)/(2)/.

   1(d) Regulations on the Handling of Shares of The Bank of Tokyo-Mitsubishi, Ltd. as amended on
        June 26, 2003 (English Translation)/(1)/.

   2(a) Indenture dated as of February 25, 2000 between Bank of Tokyo-Mitsubishi and The Chase
        Manhattan Bank/(3)/.

   4(a) Plan of Reorganization for business combination by and among Bank of Tokyo-Mitsubishi,
        Mitsubishi Trust Bank and Nippon Trust Bank/(3)/.

   4(b) Merger Agreement, dated as of April 8, 2002, among KOKUSAI Securities Co., Ltd.,
        Tokyo-Mitsubishi Securities Co., Ltd., Tokyo-Mitsubishi Personal Securities Co., Ltd. and Issei
        Securities Co., Ltd./(3)/.

   8    Subsidiaries of the Company--see "Item 4.C. Information on the Company--Organizational
        Structure."

  31    Certifications required by Rule 13a-14(a) (17 CFR 240. 13a-14(a)) or Rule 15d-14(a) (17 CFR
        240.15d-14(a))/(1)/.

  32    Certifications required by Rule 13a-14(b) (17 CFR 240.15d-14(b)) or Rule 15d-14(b) (17 CFR
        240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C.
        1350)/(1)/.

--------
(1) Filed herewith.
(2) Previously filed, on Form 20-F, on August 30, 2002.
(3) Previously filed, on Form 20-F, on August 17, 2001.

                           SELECTED STATISTICAL DATA

Due to close integration of foreign and domestic activities, it is difficult to make a precise determination of assets, liabilities, income and expenses of our foreign operations. The foreign operations as presented include the business conducted by overseas subsidiaries and branches, and the international business conducted by the several international banking related divisions headquartered in Japan. Our management believes that the results appropriately represent our domestic and foreign activities.

During the fiscal year ended March 31, 2003, the Bank of Japan changed the industry segment loan classification. Such change primarily includes an introduction of new "Communication and information services" category. Due to the introduction of the new category, certain businesses previously included in "Manufacturing," "Services," and "Other" industries were reclassified into "Communication and information services." This change is expected to bring more transparent and detailed description of loan portfolio. In response to the change, we modified the loan reporting system. For the purpose of comparison, we provide the information by industry segment as of March 31, 2003, including
III. Loan Portfolio and IV. Summary of Loan Loss Experience, based on both old and new industry segment classification.

I. Distribution of Assets, Liabilities and Shareholder's Equity; Interest Rates and Interest Differential

Average Balance Sheets, Interest and Average Rates

The following table shows our average balances, interest and average interest rates for the last three fiscal years. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of our operations.

                                                                                        Years ended March 31,
                                       -------------------------------------------------------------------------------
                                                        2001                                    2002
                                       --------------------------------------  --------------------------------------
                                           Average                     Average     Average                     Average
                                           balance         Interest     rate       balance         Interest     rate
                                       ---------------  -------------- ------- ---------------  -------------- -------
                                                                                  (in millions, except percentages)
Assets:
Interest-earning assets:
  Interest-earning deposits in other
   banks:
   Domestic........................... (Yen)   384,474  (Yen)   13,334  3.47%  (Yen)   481,311  (Yen)   10,672  2.22%
   Foreign............................       4,603,082         193,929  4.21         4,569,042         141,867  3.10
                                       ---------------  --------------         ---------------  --------------
    Total.............................       4,987,556         207,263  4.16         5,050,353         152,539  3.02
                                       ---------------  --------------         ---------------  --------------
  Call loans, funds sold, and
   receivables under resale
   agreements and securities
   borrowing transactions:
   Domestic...........................       2,318,411          11,034  0.48         1,960,502           7,922  0.40
   Foreign............................       2,175,321         143,012  6.57         2,184,697         133,014  6.09
                                       ---------------  --------------         ---------------  --------------
    Total.............................       4,493,732         154,046  3.43         4,145,199         140,936  3.40
                                       ---------------  --------------         ---------------  --------------
  Trading account assets:
   Domestic...........................       2,326,737          10,597  0.46         2,842,158          10,455  0.37
   Foreign............................         606,213           4,401  0.73           679,223           2,022  0.30
                                       ---------------  --------------         ---------------  --------------
    Total.............................       2,932,950          14,998  0.51         3,521,381          12,477  0.35
                                       ---------------  --------------         ---------------  --------------
  Investment securities (see Note 1):
   Domestic...........................      11,738,575          74,402  0.63        11,865,636          79,922  0.67
   Foreign............................       2,858,860         170,334  5.96         3,890,242         169,018  4.34
                                       ---------------  --------------         ---------------  --------------
    Total.............................      14,597,435         244,736  1.68        15,755,878         248,940  1.58
                                       ---------------  --------------         ---------------  --------------
  Loans (see Note 2):
   Domestic...........................      32,144,708         628,396  1.95        29,486,120         554,803  1.88
   Foreign............................       8,454,984         647,270  7.66         9,998,889         561,489  5.62
                                       ---------------  --------------         ---------------  --------------
    Total.............................      40,599,692       1,275,666  3.14        39,485,009       1,116,292  2.83
                                       ---------------  --------------         ---------------  --------------
  Total interest-earning assets:
   Domestic...........................      48,912,905         737,763  1.51        46,635,727         663,774  1.42
   Foreign............................      18,698,460       1,158,946  6.20        21,322,093       1,007,410  4.72
                                       ---------------  --------------         ---------------  --------------
    Total.............................      67,611,365       1,896,709  2.81        67,957,820       1,671,184  2.46
                                       ---------------  --------------         ---------------  --------------
  Non-interest-earning assets:
   Cash and due from banks............       1,148,614                               1,330,983
   Other non-interest-earning
    assets............................       5,563,017                               6,513,363
   Allowance for credit losses........      (1,159,936)                             (1,339,271)
                                       ---------------                         ---------------
    Total non-interest-earning
     assets...........................       5,551,695                               6,505,075
                                       ---------------                         ---------------
  Total average assets................ (Yen)73,163,060                         (Yen)74,462,895
                                       ===============                         ===============

                                               Years ended March 31,
                                       ---------------------------------------
                                                        2003
                                       --------------------------------------
                                           Average                     Average
                                           balance         Interest     rate
                                       ---------------  -------------- -------
                                          (in millions, except percentages)

Assets:
Interest-earning assets:
  Interest-earning deposits in other
   banks:
   Domestic........................... (Yen)   355,516  (Yen)    3,650  1.03%
   Foreign............................       2,960,109          63,342  2.14
                                       ---------------  --------------
    Total.............................       3,315,625          66,992  2.02
                                       ---------------  --------------
  Call loans, funds sold, and
   receivables under resale
   agreements and securities
   borrowing transactions:
   Domestic...........................       1,236,875           4,441  0.36
   Foreign............................       1,552,637          38,804  2.50
                                       ---------------  --------------
    Total.............................       2,789,512          43,245  1.55
                                       ---------------  --------------
  Trading account assets:
   Domestic...........................       3,534,818          10,061  0.28
   Foreign............................         522,781           1,159  0.22
                                       ---------------  --------------
    Total.............................       4,057,599          11,220  0.28
                                       ---------------  --------------
  Investment securities (see Note 1):
   Domestic...........................      13,762,476          80,138  0.58
   Foreign............................       3,783,604         142,792  3.77
                                       ---------------  --------------
    Total.............................      17,546,080         222,930  1.27
                                       ---------------  --------------
  Loans (see Note 2):
   Domestic...........................      30,836,177         504,100  1.63
   Foreign............................       9,872,489         414,792  4.20
                                       ---------------  --------------
    Total.............................      40,708,666         918,892  2.26
                                       ---------------  --------------
  Total interest-earning assets:
   Domestic...........................      49,725,862         602,390  1.21
   Foreign............................      18,691,620         660,889  3.54
                                       ---------------  --------------
    Total.............................      68,417,482       1,263,279  1.85
                                       ---------------  --------------
  Non-interest-earning assets:
   Cash and due from banks............       1,827,163
   Other non-interest-earning
    assets............................       7,738,171
   Allowance for credit losses........      (1,340,650)
                                       ---------------
    Total non-interest-earning
     assets...........................       8,224,684
                                       ---------------
  Total average assets................ (Yen)76,642,166
                                       ===============

--------
Notes:
1. Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
2. Average balances on loans outstanding include all nonaccrual and restructured loans. See "III. Loan Portfolio." The amortized portion of net loan origination fees (costs) is included in interest income on loans, representing an adjustment to the yields with insignificant impact.

                                                                                    Years ended March 31,
                                       ---------------------------------------------------------------------------
                                                        2001                                  2002
                                       -------------------------------------  -----------------------------------
                                           Average                    Average     Average                  Average
                                           balance        Interest     rate       balance       Interest    rate
                                       --------------- -------------- ------- --------------- ------------ -------
                                                                              (in millions, except percentages)
Liabilities and shareholder's
 equity:
Interest-bearing liabilities:
  Deposits:
   Domestic........................... (Yen)32,787,961 (Yen)  176,342  0.54%  (Yen)34,540,984 (Yen)101,951  0.30%
   Foreign............................      10,106,541        461,390  4.57         9,717,893      286,722  2.95
                                       --------------- --------------         --------------- ------------
    Total.............................      42,894,502        637,732  1.49        44,258,877      388,673  0.88
                                       --------------- --------------         --------------- ------------
  Debentures--Domestic................       3,922,112         32,296  0.82         2,937,467       20,596  0.70
                                       --------------- --------------         --------------- ------------
  Call money, funds purchased, and
   payables under repurchase
   agreements and securities
   lending transactions:
   Domestic...........................       3,795,365         65,767  1.73         5,067,888       20,074  0.40
   Foreign............................       2,604,320        161,901  6.22         2,738,305      145,634  5.32
                                       --------------- --------------         --------------- ------------
    Total.............................       6,399,685        227,668  3.56         7,806,193      165,708  2.12
                                       --------------- --------------         --------------- ------------
  Other short-term borrowings and
   trading account liabilities:
   Domestic...........................       2,272,490         19,165  0.84         1,589,851       15,009  0.94
   Foreign............................         840,703         17,963  2.14           958,578       29,218  3.05
                                       --------------- --------------         --------------- ------------
    Total.............................       3,113,193         37,128  1.19         2,548,429       44,227  1.74
                                       --------------- --------------         --------------- ------------
  Long-term debt:
   Domestic...........................       2,374,530         83,793  3.53         2,903,993       88,580  3.05
   Foreign............................       1,923,281         81,438  4.23         1,774,722       75,321  4.24
                                       --------------- --------------         --------------- ------------
    Total.............................       4,297,811        165,231  3.84         4,678,715      163,901  3.50
                                       --------------- --------------         --------------- ------------
  Total interest-bearing liabilities:
   Domestic...........................      45,152,458        377,363  0.84        47,040,183      246,210  0.52
   Foreign............................      15,474,845        722,692  4.67        15,189,498      536,895  3.53
                                       --------------- --------------         --------------- ------------
    Total.............................      60,627,303      1,100,055  1.81        62,229,681      783,105  1.26
                                       --------------- --------------         --------------- ------------
Non-interest-bearing liabilities......       9,904,587                              9,983,038
                                       ---------------                        ---------------
Shareholder's equity..................       2,631,170                              2,250,176
                                       ---------------                        ---------------
Total average liabilities and
 shareholder's equity................. (Yen)73,163,060                        (Yen)74,462,895
                                       ===============                        ===============
Net interest income and average
 interest rate spread.................                 (Yen)  796,654  1.00%                  (Yen)888,079  1.20%
                                                       ==============  ====                   ============  ====
Net interest income as a
 percentage of average total
 interest-earning assets..............                                 1.18%                                1.31%
                                                                       ====                                 ====

                                              Years ended March 31,
                                       ------------------------------------
                                                       2003
                                       -----------------------------------
                                           Average                  Average
                                           balance       Interest    rate
                                       --------------- ------------ -------
                                        (in millions, except percentages)

Liabilities and shareholder's
 equity:
Interest-bearing liabilities:
  Deposits:
   Domestic........................... (Yen)39,576,034 (Yen) 54,991  0.14%
   Foreign............................       8,000,966      138,603  1.73
                                       --------------- ------------
    Total.............................      47,577,000      193,594  0.41
                                       --------------- ------------
  Debentures--Domestic................       1,346,268        8,508  0.63
                                       --------------- ------------
  Call money, funds purchased, and
   payables under repurchase
   agreements and securities
   lending transactions:
   Domestic...........................       4,094,271        3,479  0.08
   Foreign............................       2,256,654       67,317  2.98
                                       --------------- ------------
    Total.............................       6,350,925       70,796  1.11
                                       --------------- ------------
  Other short-term borrowings and
   trading account liabilities:
   Domestic...........................       1,654,412       13,140  0.79
   Foreign............................         598,545       16,493  2.76
                                       --------------- ------------
    Total.............................       2,252,957       29,633  1.32
                                       --------------- ------------
  Long-term debt:
   Domestic...........................       3,474,718       88,611  2.55
   Foreign............................       1,434,889       44,588  3.11
                                       --------------- ------------
    Total.............................       4,909,607      133,199  2.71
                                       --------------- ------------
  Total interest-bearing liabilities:
   Domestic...........................      50,145,703      168,729  0.34
   Foreign............................      12,291,054      267,001  2.17
                                       --------------- ------------
    Total.............................      62,436,757      435,730  0.70
                                       --------------- ------------
Non-interest-bearing liabilities......      12,440,205
                                       ---------------
Shareholder's equity..................       1,765,204
                                       ---------------
Total average liabilities and
 shareholder's equity................. (Yen)76,642,166
                                       ===============
Net interest income and average
 interest rate spread.................                 (Yen)827,549  1.15%
                                                       ============  ====
Net interest income as a
 percentage of average total
 interest-earning assets..............                               1.21%
                                                                     ====

The percentage of average total assets attributable to foreign activities was 30.1%, 35.8% and 29.8%, respectively, for the fiscal years ended March 31, 2001, 2002 and 2003.

The percentage of average total liabilities attributable to foreign activities was 31.3%, 35.9% and 30.2%, respectively, for the fiscal years ended March 31, 2001, 2002 and 2003.

Analysis of Net Interest Income

The following table shows changes in our net interest income between changes in volume and changes in rate for the fiscal year ended March 31, 2002 compared to the fiscal year ended March 31, 2001 and the fiscal year ended March 31, 2003 compared to the fiscal year ended March 31, 2002.

                                               Year ended March 31, 2001 versus            Year ended March 31, 2002 versus
                                                   year ended March 31, 2002                   year ended March 31, 2003
                                          ------------------------------------------  ------------------------------------------
                                            Increase (decrease) due                     Increase (decrease) due
                                                 to changes in                               to changes in
                                          ---------------------------                 ---------------------------
                                             Volume          Rate        Net change      Volume          Rate        Net change
                                          ------------  -------------  -------------  ------------  -------------  -------------
                                                                               (in millions)
Interest income:
Interest-earning deposits in other banks:
   Domestic.............................. (Yen)  2,147  (Yen)  (4,809) (Yen)  (2,662) (Yen) (1,642) (Yen)  (5,380) (Yen)  (7,022)
   Foreign...............................       (1,065)       (50,997)       (52,062)      (42,915)       (35,610)       (78,525)
                                          ------------  -------------  -------------  ------------  -------------  -------------
       Total.............................        1,082        (55,806)       (54,724)      (44,557)       (40,990)       (85,547)
                                          ------------  -------------  -------------  ------------  -------------  -------------
Call loans, funds sold, and receivables
  under resale agreements and
  securities borrowing transactions:
   Domestic..............................       (1,577)        (1,535)        (3,112)       (2,867)          (614)        (3,481)
   Foreign...............................          571        (10,569)        (9,998)      (20,807)       (73,403)       (94,210)
                                          ------------  -------------  -------------  ------------  -------------  -------------
       Total.............................       (1,006)       (12,104)       (13,110)      (23,674)       (74,017)       (97,691)
                                          ------------  -------------  -------------  ------------  -------------  -------------
Trading account assets:
   Domestic..............................        1,896         (2,038)          (142)        1,971         (2,365)          (394)
   Foreign...............................          217         (2,596)        (2,379)         (402)          (461)          (863)
                                          ------------  -------------  -------------  ------------  -------------  -------------
       Total.............................        2,113         (4,634)        (2,521)        1,569         (2,826)        (1,257)
                                          ------------  -------------  -------------  ------------  -------------  -------------
Investment securities (see Note 2):
   Domestic..............................          813          4,707          5,520        11,045        (10,829)           216
   Foreign...............................       44,810        (46,126)        (1,316)       (4,120)       (22,106)       (26,226)
                                          ------------  -------------  -------------  ------------  -------------  -------------
       Total.............................       45,623        (41,419)         4,204         6,925        (32,935)       (26,010)
                                          ------------  -------------  -------------  ------------  -------------  -------------
Loans:
   Domestic..............................      (51,384)       (22,209)       (73,593)       22,070        (72,773)       (50,703)
   Foreign...............................       86,698       (172,479)       (85,781)       (5,376)      (141,321)      (146,697)
                                          ------------  -------------  -------------  ------------  -------------  -------------
       Total.............................       35,314       (194,688)      (159,374)       16,694       (214,094)      (197,400)
                                          ------------  -------------  -------------  ------------  -------------  -------------
Total interest income:
   Domestic..............................      (48,105)       (25,884)       (73,989)       30,577        (91,961)       (61,384)
   Foreign...............................      131,231       (282,767)      (151,536)      (73,620)      (272,901)      (346,521)
                                          ------------  -------------  -------------  ------------  -------------  -------------
       Total............................. (Yen) 83,126  (Yen)(308,651) (Yen)(225,525) (Yen)(43,043) (Yen)(364,862) (Yen)(407,905)
                                          ============  =============  =============  ============  =============  =============

--------
Notes:
1. Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total "net change."
2. Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

                                                  Year ended March 31, 2001                   Year ended March 31, 2002
                                              versus year ended March 31, 2002             versus year ended March 31, 2003
                                         ------------------------------------------  ------------------------------------------
                                             Increase (decrease)                         Increase (decrease)
                                              due to changes in                           due to changes in
                                         ---------------------------                 ---------------------------
                                            Volume          Rate        Net change      Volume          Rate        Net change
                                         ------------  -------------  -------------  ------------  -------------  -------------
                                                                              (in millions)
Interest expense:
Deposits:
   Domestic............................. (Yen)  5,174  (Yen) (79,565) (Yen) (74,391) (Yen)  6,996  (Yen) (53,956) (Yen) (46,960)
   Foreign..............................      (11,894)      (162,774)      (174,668)      (34,633)      (113,486)      (148,119)
                                         ------------  -------------  -------------  ------------  -------------  -------------
       Total............................       (6,720)      (242,339)      (249,059)      (27,637)      (167,442)      (195,079)
                                         ------------  -------------  -------------  ------------  -------------  -------------
Debentures--Domestic....................       (7,696)        (4,004)       (11,700)      (11,063)        (1,025)       (12,088)
                                         ------------  -------------  -------------  ------------  -------------  -------------
Call money, funds purchased, and
  payables under repurchase agreements
  and securities lending transactions:
   Domestic.............................        5,040        (50,733)       (45,693)       (1,012)       (15,583)       (16,595)
   Foreign..............................        7,126        (23,393)       (16,267)      (16,778)       (61,539)       (78,317)
                                         ------------  -------------  -------------  ------------  -------------  -------------
       Total............................       12,166        (74,126)       (61,960)      (17,790)       (77,122)       (94,912)
                                         ------------  -------------  -------------  ------------  -------------  -------------
Other short-term borrowings and trading
  account liabilities:
   Domestic.............................       (5,757)         1,601         (4,156)          513         (2,382)        (1,869)
   Foreign..............................        2,784          8,471         11,255       (10,816)        (1,909)       (12,725)
                                         ------------  -------------  -------------  ------------  -------------  -------------
       Total............................       (2,973)        10,072          7,099       (10,303)        (4,291)       (14,594)
                                         ------------  -------------  -------------  ------------  -------------  -------------
Long-term debt:
   Domestic.............................       16,150        (11,363)         4,787        14,554        (14,523)            31
   Foreign..............................       (6,290)           173         (6,117)      (12,078)       (18,655)       (30,733)
                                         ------------  -------------  -------------  ------------  -------------  -------------
       Total............................        9,860        (11,190)        (1,330)        2,476        (33,178)       (30,702)
                                         ------------  -------------  -------------  ------------  -------------  -------------
Total interest expense:
   Domestic.............................       12,911       (144,064)      (131,153)        9,988        (87,469)       (77,481)
   Foreign..............................       (8,274)      (177,523)      (185,797)      (74,305)      (195,589)      (269,894)
                                         ------------  -------------  -------------  ------------  -------------  -------------
       Total............................ (Yen)  4,637  (Yen)(321,587) (Yen)(316,950) (Yen)(64,317) (Yen)(283,058) (Yen)(347,375)
                                         ============  =============  =============  ============  =============  =============
Net interest income:
   Domestic............................. (Yen)(61,016) (Yen) 118,180  (Yen)  57,164  (Yen) 20,589  (Yen)  (4,492) (Yen)  16,097
   Foreign..............................      139,505       (105,244)        34,261           685        (77,312)       (76,627)
                                         ------------  -------------  -------------  ------------  -------------  -------------
       Total............................ (Yen) 78,489  (Yen)  12,936  (Yen)  91,425  (Yen) 21,274  (Yen) (81,804) (Yen) (60,530)
                                         ============  =============  =============  ============  =============  =============

--------
Note--Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total "net change."

II.  Investment Portfolio

The following table shows information as to the value of our investment securities available for sale and being held to maturity at March 31, 2001, 2002 and 2003.

                                                                                               At March 31,
                                ---------------------------------------------------------------------------------------------
                                                     2001                                           2002
                                ---------------------------------------------- ----------------------------------------------
                                                                                                                    Net
                                                   Estimated         Net         Amortized        Estimated      unrealized
                                   Amortized        market        unrealized        cost           market          gains
                                     cost            value          gains        (Restated)         value        (Restated)
                                --------------- --------------- -------------- --------------- --------------- --------------
                                                                                              (in millions)
Securities available for sale:
Domestic:
 Japanese national government
  and Japanese government
  agency bonds................. (Yen) 6,334,641 (Yen) 6,367,721 (Yen)   33,080 (Yen) 8,024,768 (Yen) 8,051,029 (Yen)   26,261
 Corporate bonds...............         873,851         885,500         11,649       1,184,501       1,189,777          5,276
 Marketable equity securities..       2,908,108       4,740,280      1,832,172       2,438,186       3,697,430      1,259,244
 Other securities..............         261,356         267,405          6,049         482,148         488,011          5,863
                                --------------- --------------- -------------- --------------- --------------- --------------
   Total domestic..............      10,377,956      12,260,906      1,882,950      12,129,603      13,426,247      1,296,644
                                --------------- --------------- -------------- --------------- --------------- --------------
Foreign:
 U.S. Treasury and other U.S.
  government agencies bonds....         590,122         596,513          6,391         693,114         707,582         14,468
 Other governments and official
  institutions bonds...........         640,677         645,420          4,743         985,316       1,014,857         29,541
 Mortgage-backed securities....       1,735,528       1,744,061          8,533       1,067,198       1,115,980         48,782
 Other securities..............         934,163         954,397         20,234         889,788         920,431         30,643
                                --------------- --------------- -------------- --------------- --------------- --------------
   Total foreign...............       3,900,490       3,940,391         39,901       3,635,416       3,758,850        123,434
                                --------------- --------------- -------------- --------------- --------------- --------------
    Total...................... (Yen)14,278,446 (Yen)16,201,297 (Yen)1,922,851 (Yen)15,765,019 (Yen)17,185,097 (Yen)1,420,078
                                =============== =============== ============== =============== =============== ==============

                                               At March 31,
                                ---------------------------------------------
                                                    2003
                                --------------------------------------------

                                                   Estimated        Net
                                   Amortized        market       unrealized
                                     cost            value         gains
                                --------------- --------------- ------------
                                                (in millions)

Securities available for sale:
Domestic:
 Japanese national government
  and Japanese government
  agency bonds................. (Yen) 8,755,763 (Yen) 8,810,317 (Yen) 54,554
 Corporate bonds...............         839,507         842,296        2,789
 Marketable equity securities..       1,970,134       2,564,430      594,296
 Other securities..............         491,667         498,619        6,952
                                --------------- --------------- ------------
   Total domestic..............      12,057,071      12,715,662      658,591
                                --------------- --------------- ------------
Foreign:
 U.S. Treasury and other U.S.
  government agencies bonds....         870,486         874,569        4,083
 Other governments and official
  institutions bonds...........       1,274,176       1,325,494       51,318
 Mortgage-backed securities....       1,139,648       1,151,042       11,394
 Other securities..............         719,867         734,359       14,492
                                --------------- --------------- ------------
   Total foreign...............       4,004,177       4,085,464       81,287
                                --------------- --------------- ------------
    Total...................... (Yen)16,061,248 (Yen)16,801,126 (Yen)739,878
                                =============== =============== ============

Subsequent to the filing of our Annual Report on Form 20-F for the fiscal year ended March 31, 2002, management determined that amortized costs and net unrealized gains on securities available for sale for the fiscal year ended March 31, 2002 were erroneously disclosed. As a result, such amounts have been restated for the amounts previously reported as follows:

                                                                             2002
                                                   --------------------------------------------------------
                                                                                    Net unrealized gains
                                                          Amortized cost                  (losses)
                                                   ----------------------------- --------------------------
                                                         As                           As
                                                     previously                   previously        As
                                                      reported     As restated     reported      restated
                                                   -------------- -------------- ------------  ------------
                                                                        (in millions)
Securities available for sale:
Foreign:
 U.S. Treasury and other U.S. government agencies
   bonds.......................................... (Yen)  696,251 (Yen)  693,114 (Yen) 11,331  (Yen) 14,468
 Other governments and official institutions bonds      1,032,605        985,316      (17,748)       29,541
 Mortgage-backed securities.......................      1,078,113      1,067,198       37,867        48,782
 Other securities.................................        828,447        889,788       91,984        30,643
                                                   -------------- -------------- ------------  ------------
Total foreign..................................... (Yen)3,635,416 (Yen)3,635,416 (Yen)123,434  (Yen)123,434
                                                   ============== ============== ============  ============

Investment securities other than available for sale or being held to maturity (i.e., nonmarketable equity securities, presented in other investment securities in the consolidated financial statements) were carried at costs of
(Yen)111,584 million, (Yen)99,029 million and (Yen)113,054 million, at March 31, 2001, 2002 and 2003, respectively. The corresponding estimated fair values at those dates were not readily determinable.

The following table presents the book values, maturities and weighted average yields of investment securities available for sale, excluding equity securities, at March 31, 2003. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

                                                       Maturities after one   Maturities after        Maturities
                                       Maturities      year but within five    five years but           after
                                    within one year           years           within ten years        ten years
                                  -------------------  -------------------  -------------------  -------------------
                                      Amount     Yield     Amount     Yield     Amount     Yield     Amount     Yield
                                  -------------- ----- -------------- ----- -------------- ----- -------------- -----
                                                                      (in millions, except percentages)
Securities available for sale:
Domestic:
  Japanese national government
   and Japanese government
   agency bonds.................. (Yen)2,689,497 0.10% (Yen)4,238,344 0.65% (Yen)1,619,265 1.52% (Yen)  263,211 0.76%
  Corporate bonds................        138,630 2.32         670,823 1.25          31,742 1.08           1,101 2.09
  Other securities...............         50,449 3.95         343,471 3.14          29,561 2.09          75,138 0.52
                                  -------------- ----  -------------- ----  -------------- ----  -------------- ----
   Total domestic................      2,878,576 0.27       5,252,638 0.89       1,680,568 1.52         339,450 0.70
                                  -------------- ----  -------------- ----  -------------- ----  -------------- ----
Foreign:
  U.S. Treasury and other U.S.
   government agencies...........         22,187 4.03         640,320 2.60         126,940 3.86          85,122 5.39
  Other governments and official
   institutions..................        210,279 3.38         746,084 4.50         331,232 4.07          37,899 4.58
  Mortgage-backed securities.....         33,716 1.84          10,702 5.34          62,295 4.94       1,044,329 5.17
  Other securities...............        149,451 1.75         336,932 1.61          78,774 3.03          32,813 5.53
                                  -------------- ----  -------------- ----  -------------- ----  -------------- ----
   Total foreign.................        415,633 2.69       1,734,038 3.23         599,241 3.97       1,200,163 5.18
                                  -------------- ----  -------------- ----  -------------- ----  -------------- ----
    Total........................ (Yen)3,294,209 0.57% (Yen)6,986,676 1.46% (Yen)2,279,809 2.17% (Yen)1,539,613 4.16%
                                  ============== ====  ============== ====  ============== ====  ============== ====


                                          Total
                                  --------------------
                                      Amount      Yield
                                  --------------- -----

Securities available for sale:
Domestic:
  Japanese national government
   and Japanese government
   agency bonds.................. (Yen) 8,810,317 0.64%
  Corporate bonds................         842,296 1.42
  Other securities...............         498,619 2.67
                                  --------------- ----
   Total domestic................      10,151,232 0.81
                                  --------------- ----
Foreign:
  U.S. Treasury and other U.S.
   government agencies...........         874,569 3.09
  Other governments and official
   institutions..................       1,325,494 4.21
  Mortgage-backed securities.....       1,151,042 5.06
  Other securities...............         597,970 2.13
                                  --------------- ----
   Total foreign.................       3,949,075 3.89
                                  --------------- ----
    Total........................ (Yen)14,100,307 1.67%
                                  =============== ====

Excluding Japanese national government bonds, the following table sets forth the securities of individual issuers held in our investment securities portfolio which exceeded 10% of our consolidated shareholder's equity at March 31, 2003.

                                                                                    Amortized      Fair
                                                                                      cost         Value
                                                                                   ------------ ------------
                                                                                         (in millions)
U.S. Treasury and other U.S. government agencies bonds............................ (Yen)870,486 (Yen)874,569
Mortgage-backed securities issued by U.S. Federal National Mortgage Association...      407,351      409,867
Mortgage-backed securities issued by U.S. Federal Home Loan Mortgage Corporation..      400,331      408,950
German federal bonds..............................................................      338,979      350,527
Mortgage-backed securities issued by U.S. Government National Mortgage Association      331,966      332,225
French government bonds...........................................................      328,556      342,041

As a result of the restatement described above, the following table which sets forth the securities of individual issuers held in our investment securities portfolio exceeding 10% of our consolidated shareholder's equity, excluding Japanese national government bonds, at March 31, 2002, was also restated as follows:

                                                                 Amortized cost               Fair value
-                                                          -------------------------- --------------------------
                                                           As previously              As previously
                                                             reported    As restated    reported    As restated
                                                           ------------- ------------ ------------- ------------
                                                                               (in millions)
U.S. Treasury and other U.S. government agencies bonds.... (Yen)696,251  (Yen)693,114 (Yen)707,582  (Yen)707,582
French government bonds...................................      438,377       415,820      431,130       431,130
Mortgage-backed securities issued by U.S. Federal National
  Mortgage Association....................................      228,549       211,939      225,289       225,289

III.  Loan Portfolio

The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and type of industry of borrower at March 31 of each of the five years in the period ended March 31, 2003. Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes and is not necessarily based on use of proceeds:

                                                                     At March 31,
                            -----------------------------------------------------------------------------------------------
                                 1999            2000            2001            2002                    2003
                            --------------- --------------- --------------- --------------- -------------------------------
                                 Old             Old             Old             Old             Old             New
                            classification  classification  classification  classification  classification  classification
                            --------------- --------------- --------------- --------------- --------------- ---------------
                                                                     (in millions)
Domestic:
   Manufacturing........... (Yen) 5,956,780 (Yen) 5,597,318 (Yen) 5,232,119 (Yen) 5,081,824 (Yen) 4,791,882 (Yen) 4,714,708
   Construction............       1,624,933       1,460,653       1,400,401       1,225,068         995,918         995,918
   Real estate.............       4,265,848       3,698,842       3,974,597       3,618,859       3,245,721       3,245,721
   Services................       4,031,474       3,813,850       3,729,534       3,597,009       4,302,974       4,249,086
   Wholesale and retail....       6,852,868       5,956,815       5,705,179       5,142,845       4,880,193       4,723,010
   Banks and other
     financial
     institutions..........       2,410,410       2,193,633       2,012,321       2,201,470       1,800,592       1,800,592
   Communication and
     information
     services..............              --              --              --              --              --       1,264,713
   Other industries........       2,964,298       3,155,294       1,589,648       2,781,122       3,621,243       2,644,775
   Consumer................       6,670,452       6,873,500       6,661,251       6,687,523       6,994,224       6,994,224
                            --------------- --------------- --------------- --------------- --------------- ---------------
       Total domestic......      34,777,063      32,749,905      30,305,050      30,335,720      30,632,747      30,632,747
                            --------------- --------------- --------------- --------------- --------------- ---------------
Foreign:
   Governments and
     official institutions.         337,101         223,219         296,003         308,574         227,685         227,685
   Banks and other
     financial
     institutions..........         520,446         482,235         581,433         493,800         777,697         777,697
   Commercial and
     industrial............       8,789,634       6,993,928       8,218,468       9,271,565       8,127,334       8,127,334
   Other...................       1,332,634         548,423         804,434         644,003         267,301         267,301
                            --------------- --------------- --------------- --------------- --------------- ---------------
       Total foreign.......      10,979,815       8,247,805       9,900,338      10,717,942       9,400,017       9,400,017
                            --------------- --------------- --------------- --------------- --------------- ---------------
          Total............      45,756,878      40,997,710      40,205,388      41,053,662      40,032,764      40,032,764
Less unearned income and
  deferred loan fees--net..          36,760          30,205          30,233          41,501          40,387          40,387
                            --------------- --------------- --------------- --------------- --------------- ---------------
          Total............ (Yen)45,720,118 (Yen)40,967,505 (Yen)40,175,155 (Yen)41,012,161 (Yen)39,992,377 (Yen)39,992,377
                            =============== =============== =============== =============== =============== ===============

--------
Notes:

1. Loans to the so-called non-bank finance companies are generally included in the "Banks and other financial institutions" category. Non-bank finance companies are primarily engaged in consumer lending, factoring, mortgage lending and credit card businesses.
2. The table includes loans held for sale of (Yen)3,178 million and (Yen)3,360 million at March 31, 2002 and 2003, respectively.

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the maturities of our loan portfolio at March 31, 2003:

                                                                          Maturity
Old Classification                           ------------------------------------------------------------------
                                             One year or less One to five years Over five years      Total
                                             ---------------- ----------------- --------------- ---------------
                                                                       (in millions)
Domestic:
   Manufacturing............................ (Yen) 3,415,921   (Yen) 1,231,942  (Yen)  144,019  (Yen) 4,791,882
   Construction.............................         756,638           181,910          57,370          995,918
   Real estate..............................       1,247,892         1,042,566         955,263        3,245,721
   Services.................................       2,554,675         1,224,447         523,852        4,302,974
   Wholesale and retail.....................       3,594,100         1,154,695         131,398        4,880,193
   Banks and other financial institutions...       1,176,793           437,807         185,992        1,800,592
   Other industries.........................       2,681,676           723,118         216,449        3,621,243
   Consumer:................................
       Installment loans to individuals.....         247,832         1,488,964       4,674,185        6,410,981
       Other................................         453,945            50,132          79,166          583,243
                                             ---------------   ---------------  --------------  ---------------
                                                     701,777         1,539,096       4,753,351        6,994,224
                                             ---------------   ---------------  --------------  ---------------
          Total domestic....................      16,129,472         7,535,581       6,967,694       30,632,747
Foreign.....................................       4,859,270         2,553,048       1,987,699        9,400,017
                                             ---------------   ---------------  --------------  ---------------
          Total............................. (Yen)20,988,742   (Yen)10,088,629  (Yen)8,955,393  (Yen)40,032,764
                                             ===============   ===============  ==============  ===============

                                                                          Maturity
New Classification                           ------------------------------------------------------------------
                                             One year or less One to five years Over five years      Total
                                             ---------------- ----------------- --------------- ---------------
                                                                       (in millions)
Domestic:
   Manufacturing............................ (Yen) 3,360,682   (Yen) 1,212,306  (Yen)  141,720  (Yen) 4,714,708
   Construction.............................         756,638           181,910          57,370          995,918
   Real estate..............................       1,247,892         1,042,566         955,263        3,245,721
   Services.................................       2,522,322         1,209,531         517,233        4,249,086
   Wholesale and retail.....................       3,499,864         1,111,123         112,023        4,723,010
   Banks and other financial institutions...       1,176,793           437,807         185,992        1,800,592
   Communication and information services...         840,635           202,091         221,987        1,264,713
   Other industries.........................       2,022,869           599,151          22,755        2,644,775
   Consumer:
       Installment loans to individuals.....         247,832         1,488,964       4,674,185        6,410,981
       Other................................         453,945            50,132          79,166          583,243
                                             ---------------   ---------------  --------------  ---------------
                                                     701,777         1,539,096       4,753,351        6,994,224
                                             ---------------   ---------------  --------------  ---------------
          Total domestic....................      16,129,472         7,535,581       6,967,694       30,632,747
Foreign.....................................       4,859,270         2,553,048       1,987,699        9,400,017
                                             ---------------   ---------------  --------------  ---------------
          Total............................. (Yen)20,988,742   (Yen)10,088,629  (Yen)8,955,393  (Yen)40,032,764
                                             ===============   ===============  ==============  ===============

The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2003 are shown below.

                                  Domestic        Foreign          Total
                               --------------- -------------- ---------------
                                               (in millions)
   Predetermined rate......... (Yen) 5,729,578 (Yen)1,534,477 (Yen) 7,264,055
   Floating or adjustable rate       8,773,697      3,006,270      11,779,967
                               --------------- -------------- ---------------
      Total................... (Yen)14,503,275 (Yen)4,540,747 (Yen)19,044,022
                               =============== ============== ===============

Nonaccrual, Past Due and Restructured Loans

We generally discontinue the accrual of interest income on loans when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of us and certain domestic subsidiaries, and 90 days or more with respect to loans of certain foreign subsidiaries.

The following table shows the distribution of our nonaccrual loans, restructured loans and accruing loans which are contractually past due 90 days or more as to principal or interest payments at March 31 of each of the five years in the period ended March 31, 2003, based on the domicile and type of industry of the borrowers:

                                                                               At March 31,
                                         -----------------------------------------------------------
                                              1999           2000           2001           2002
                                         -------------- -------------- -------------- --------------
                                              Old            Old            Old            Old
                                         classification classification classification classification
                                         -------------- -------------- -------------- --------------
                                                                               (in millions)
Nonaccrual loans:
  Domestic:
   Manufacturing........................ (Yen)  138,231 (Yen)   96,227 (Yen)  109,726 (Yen)  115,383
   Construction.........................        115,364        106,366        165,991        142,867
   Real estate..........................        528,100        497,814        618,146        511,435
   Services.............................        284,038        190,165        188,598        149,517
   Wholesale and retail.................        370,417        354,157        214,691        223,786
   Banks and other financial
    institutions........................        130,959         56,945         87,703         46,115
   Communication and information
    services............................             --             --             --             --
   Other industries.....................         23,258         21,353         30,423         27,250
   Consumer.............................         81,601         55,159        161,665        157,241
                                         -------------- -------------- -------------- --------------
    Total domestic......................      1,671,968      1,378,186      1,576,943      1,373,594
                                         -------------- -------------- -------------- --------------
  Foreign:
   Governments and official
    institutions........................            895          1,032          2,336          3,341
   Banks and other financial
    institutions........................         16,832         12,425          7,829          8,393
   Commercial and industrial............        147,930        125,712        148,966        220,166
   Other................................         23,407         21,218         23,321          1,871
                                         -------------- -------------- -------------- --------------
    Total foreign.......................        189,064        160,387        182,452        233,771
                                         -------------- -------------- -------------- --------------
    Total...............................      1,861,032      1,538,573      1,759,395      1,607,365
                                         -------------- -------------- -------------- --------------
Restructured loans:
  Domestic..............................        278,814        277,003      1,574,503      1,522,078
  Foreign...............................         21,635         44,774         86,983         97,052
                                         -------------- -------------- -------------- --------------
    Total...............................        300,449        321,777      1,661,486      1,619,130
                                         -------------- -------------- -------------- --------------
Accruing loans contractually past due 90
 days or more:
  Domestic..............................         76,357         61,022         23,254         15,023
  Foreign...............................         30,725          1,273          2,008          2,763
                                         -------------- -------------- -------------- --------------
    Total...............................        107,082         62,295         25,262         17,786
                                         -------------- -------------- -------------- --------------
    Total............................... (Yen)2,268,563 (Yen)1,922,645 (Yen)3,446,143 (Yen)3,244,281
                                         ============== ============== ============== ==============

                                                  At March 31,
                                         ------------------------------
                                                     2003
                                         -----------------------------
                                              Old            New
                                         classification classification
                                         -------------- --------------
                                                 (in millions)
Nonaccrual loans:
  Domestic:
   Manufacturing........................ (Yen)   74,609 (Yen)   73,635
   Construction.........................         62,951         62,951
   Real estate..........................        198,792        198,792
   Services.............................         63,765         65,506
   Wholesale and retail.................        209,645        195,423
   Banks and other financial
    institutions........................         15,016         15,016
   Communication and information
    services............................             --         13,863
   Other industries.....................         31,346         30,938
   Consumer.............................        147,110        147,110
                                         -------------- --------------
    Total domestic......................        803,234        803,234
                                         -------------- --------------
  Foreign:
   Governments and official
    institutions........................          1,734          1,734
   Banks and other financial
    institutions........................          7,694          7,694
   Commercial and industrial............        251,110        251,110
   Other................................          5,350          5,350
                                         -------------- --------------
    Total foreign.......................        265,888        265,888
                                         -------------- --------------
    Total...............................      1,069,122      1,069,122
                                         -------------- --------------
Restructured loans:
  Domestic..............................        945,261        945,261
  Foreign...............................         83,193         83,193
                                         -------------- --------------
    Total...............................      1,028,454      1,028,454
                                         -------------- --------------
Accruing loans contractually past due 90
 days or more:
  Domestic..............................         15,212         15,212
  Foreign...............................          2,866          2,866
                                         -------------- --------------
    Total...............................         18,078         18,078
                                         -------------- --------------
    Total............................... (Yen)2,115,654 (Yen)2,115,654
                                         ============== ==============

--------
Note--The above table does not include real estate acquired in full or partial satisfaction of debt and certain assets under the management of the Cooperative Credit Purchasing Company which are recorded at estimated fair value less estimated cost to sell.

Gross interest income which would have been accrued at the original terms on domestic nonaccrual and restructured loans outstanding during the fiscal year ended March 31, 2003 was approximately (Yen)49.0 billion, of which (Yen)38.6 billion was included in the results of operations for the year. Gross interest income which would have been accrued at the original terms on foreign nonaccrual and restructured loans outstanding for the fiscal year ended March 31, 2003 was approximately (Yen)14.5 billion, of which
(Yen)8.5 billion was included in the results of operations for the year.

Foreign Loans Outstanding

We had no cross-border outstandings to borrowers in any foreign country which in total exceeded 0.75% of consolidated total assets at March 31, 2001, 2002 and 2003. Cross-border outstandings are defined, for this purpose, as including loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Material local currency loans outstanding which are neither hedged nor funded by local currency borrowings are included in cross-border outstandings.

Guarantees of outstandings of borrowers of other countries are considered to be outstandings of the guarantor. Loans made to, or deposits placed with, a branch of a foreign bank located outside the foreign bank's home country are considered to be loans to, or deposits with, the foreign bank. Outstandings of a country do not include principal or interest amounts of which are supported by written, legally enforceable guarantees by guarantors of other countries or the amounts of outstandings to the extent that they are secured by tangible, liquid collateral held and realizable by Bank of Tokyo-Mitsubishi and it subsidiaries outside the country in which they operate.

In addition to credit risk, cross-border outstandings are subject to country risk that as a result of political or economic conditions in a country, borrowers may be unable or unwilling to pay principal and interest according to contractual terms. Other risks related to cross-border outstandings include the possibility of insufficient foreign exchange and restrictions on its availability.

In order to manage country risk, we establish various risk management measures internally. Among other things, we first regularly monitor economic conditions and other factors globally and assess country risk in each country where we have cross-border exposure. For purposes of monitoring and controlling the amount of credit exposed to country risk, we set a country limit, the maximum amount of credit exposure for an individual country, in consideration of the level of country risk and our ability to bear such potential risk. We also determine our credit policy for each country in accordance with its country risk level and our business plan with regard to the country. Assessment of country risk, establishment of country limits, and determination of country credit policies are subject to review and approval by our senior management and are updated periodically.

Exposure to East Asia

We maintain a substantial network of branches and subsidiaries in East Asia and the region has been an important market for our financial services. In response to recent developments in the regional economy, we regularly reassess the country risk of each country in the region, to adjust exposure levels, and to review and revise country credit policies.

The following table represents our cross-border outstandings and unused commitments at March 31, 2002 and 2003, to certain East Asian countries:

                                               At March 31,
                             -------------------------------------------------
                                       2002                     2003
                             ------------------------ ------------------------
                             Cross-border   Unused    Cross-border   Unused
                             outstanding  commitments outstanding  commitments
                             ------------ ----------- ------------ -----------
                                               (in billions)
  South Korea...............  (Yen)145.0   (Yen) 1.1   (Yen)240.4   (Yen) 1.3
  Indonesia.................        62.0        10.9         26.6        33.7
  Thailand..................       197.3         5.7        146.4         7.8
  Malaysia..................       105.9        10.7         84.0         2.2
  Philippines...............        69.2        13.7         46.9         3.6
  Hong Kong.................       347.9         1.1        176.2         0.0
  People's Republic of China       200.1         4.7        132.1         8.8
  Singapore.................       237.5         4.0        257.2        16.6

Exposure to Latin America

The following is a summary of cross-border outstandings to counterparties in major Latin American countries at March 31, 2002 and 2003:

                                      At March 31,
                                  ---------------------
                                     2002       2003
                                  ---------- ----------
                                      (in billions)
                        Brazil... (Yen)143.9 (Yen)119.2
                        Mexico...      108.2       74.3
                        Argentina       74.4       34.1

The economies in Latin American countries generally continued to decline during the fiscal year ended March 31, 2003. The significant economic turmoil and deterioration in Argentina, including abandoning peso convertibility to the US dollar, continued for the fiscal year ended March 31, 2003. As a result of these events, the Argentina government defaulted on its obligations at the end of calendar 2001 and during the fiscal year ended March 31, 2003 local companies faced serious difficulties in servicing their debt. Although the Argentine government and other parties are working on a debt-restructuring program, the recent failure of Argentina to meet all payment obligations on a World Bank-guaranteed bond had reprecussions in the international debt securities market. In response to the economic environment in Argentina, we reduced our credit exposure from cross-border outstandings of (Yen)74.4 billion at March 31, 2002 to (Yen)34.1 billion at March 31, 2003. We provided an allocated credit loss allowance for that country exposure of (Yen)18.1 billion at March 31, 2002 and (Yen)7.2 billion at March 31, 2003.

Loan Concentrations

At March 31, 2003, there were no concentrations of loans to a single industry group of borrowers, as defined by the Bank of Japan for industry segment loan classification, which exceeded 10% of our consolidated total loans, except for loans in a category disclosed in the table of loans outstanding above.

Credit Risk Management

We have a credit rating system, under which borrowers and transactions are graded on a worldwide basis. We calculate probability of default by statistical means and manage our credit portfolio based on this credit rating system. For a detailed description of this system and other elements of our risk management structure, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk--Credit Risk Management."

IV.  Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by type of borrowers' business for each of the five years in the period ended March 31, 2003:

                                                 Years ended March 31,
                                            -------------------------------
                                                 1999            2000
                                            --------------  --------------
                                                 Old             Old
                                            classification  classification
                                            --------------  --------------
                                           (in millions, except percentages)

Allowance for credit losses at beginning of
 year...................................... (Yen)  760,323  (Yen)1,290,657
                                            --------------  --------------
Provision for credit losses................        919,427         368,639
                                            --------------  --------------
Charge-offs:
    Domestic:
       Manufacturing.......................         15,416          24,970
       Construction........................         22,782          67,394
       Real estate.........................         59,680          15,029
       Services............................         47,507          34,666
       Wholesale and retail................         17,752         188,706
       Banks and other financial
        institutions.......................         41,889          27,970
       Communication and information
        services...........................             --              --
       Other industries....................          6,385          47,301
       Consumer............................         33,106          39,101
                                            --------------  --------------
    Total domestic.........................        244,517         445,137
                                            --------------  --------------
    Total foreign..........................        113,864         102,746
                                            --------------  --------------
       Total...............................        358,381         547,883
                                            --------------  --------------
Recoveries:
    Domestic...............................          1,337          23,137
    Foreign................................          8,470          17,867
                                            --------------  --------------
     Total.................................          9,807          41,004
                                            --------------  --------------
Net charge-offs............................        348,574         506,879
                                            --------------  --------------
Reclassification of allowance on off-
 balance-sheet credit instrument...........        (14,741)             --
                                            --------------  --------------
Other--principally foreign exchange
 translation adjustments...................        (25,778)        (15,236)
                                            --------------  --------------
The deconsolidation of Nippon Trust
 Bank......................................             --              --
                                            --------------  --------------
Allowance for credit losses at end of year. (Yen)1,290,657  (Yen)1,137,181
                                            ==============  ==============
Allowance for credit losses applicable to
 foreign activities:
    Balance at beginning of year........... (Yen)  224,465  (Yen)  253,619
                                            ==============  ==============
    Balance at end of year................. (Yen)  253,619  (Yen)  156,576
                                            ==============  ==============
    Provision for credit losses............ (Yen)  160,777  (Yen)   10,344
                                            ==============  ==============
Ratio of net charge-offs during the year to
 average loans outstanding during the
 year......................................           0.72%           1.17%

                                                  Years ended March 31,
                                            ---------------------------------------------------------------
                                                 2001            2002                    2003
                                            --------------  --------------  ------------------------------
                                                 Old             Old             Old             New
                                            classification  classification  classification  classification
                                            --------------  --------------  --------------  --------------
                                            (in millions, except percentages)
Allowance for credit losses at beginning of
 year...................................... (Yen)1,137,181  (Yen)1,385,010  (Yen)1,341,608  (Yen)1,341,608
                                            --------------  --------------  --------------  --------------
Provision for credit losses................        665,954         470,224         304,940         304,940
                                            --------------  --------------  --------------  --------------
Charge-offs:
    Domestic:
       Manufacturing.......................         26,254          45,226          65,823          65,671
       Construction........................         39,447          24,063          48,559          48,559
       Real estate.........................         96,371         112,757         181,203         181,203
       Services............................         52,535          35,349          40,599          45,946
       Wholesale and retail................        134,381          80,622         105,952          98,106
       Banks and other financial
        institutions.......................         15,815          60,333          18,945          18,945
       Communication and information
        services...........................             --              --                           4,865
       Other industries....................          4,469           5,236          24,781          22,567
       Consumer............................         33,725          43,059          38,042          38,042
                                            --------------  --------------  --------------  --------------
    Total domestic.........................        402,997         406,645         523,904         523,904
                                            --------------  --------------  --------------  --------------
    Total foreign..........................         77,050         107,344         116,218         116,218
                                            --------------  --------------  --------------  --------------
       Total...............................        480,047         513,989         640,122         640,122
                                            --------------  --------------  --------------  --------------
Recoveries:
    Domestic...............................         16,341          30,865          49,074          49,074
    Foreign................................         18,439          17,944          17,574          17,574
                                            --------------  --------------  --------------  --------------
     Total.................................         34,780          48,809          66,648          66,648
                                            --------------  --------------  --------------  --------------
Net charge-offs............................        445,267         465,180         573,474         573,474
                                            --------------  --------------  --------------  --------------
Reclassification of allowance on off-
 balance-sheet credit instrument...........             --              --              --              --
                                            --------------  --------------  --------------  --------------
Other--principally foreign exchange
 translation adjustments...................         27,142           9,056         (14,441)        (14,441)
                                            --------------  --------------  --------------  --------------
The deconsolidation of Nippon Trust
 Bank......................................             --         (57,502)             --              --
                                            --------------  --------------  --------------  --------------
Allowance for credit losses at end of year. (Yen)1,385,010  (Yen)1,341,608  (Yen)1,058,633  (Yen)1,058,633
                                            ==============  ==============  ==============  ==============
Allowance for credit losses applicable to
 foreign activities:
    Balance at beginning of year........... (Yen)  156,576  (Yen)  198,820  (Yen)  224,830  (Yen)  224,830
                                            ==============  ==============  ==============  ==============
    Balance at end of year................. (Yen)  198,820  (Yen)  224,830  (Yen)  226,612  (Yen)  226,612
                                            ==============  ==============  ==============  ==============
    Provision for credit losses............ (Yen)   89,859  (Yen)  110,898  (Yen)  112,761  (Yen)  112,761
                                            ==============  ==============  ==============  ==============
Ratio of net charge-offs during the year to
 average loans outstanding during the
 year......................................           1.10%          1.18 %           1.41%           1.41%

The following table shows an allocation of our allowance for credit losses at the end of each of the five years in the period ended March 31, 2003:

                                                                                              At March 31,
                          ---------------------------------------------------------------------------------------------------
                                    1999                     2000                     2001                     2002
                          -----------------------  -----------------------  -----------------------  -----------------------
                                    Old                      Old                      Old                      Old
                               Classification           Classification           Classification           Classification
                          -----------------------  -----------------------  -----------------------  -----------------------
                                            % of                     % of                     % of                     % of
                                          loans in                 loans in                 loans in                 loans in
                                            each                     each                     each                     each
                                          category                 category                 category                 category
                                          to total                 to total                 to total                 to total
                              Amount       loans       Amount       loans       Amount       loans       Amount       loans
                          --------------  -------- --------------  -------- --------------  -------- --------------  --------
                                                                                    (in millions, except percentages)
Domestic:
 Manufacturing........... (Yen)   81,652    13.02% (Yen)   88,424    13.65% (Yen)  141,871    13.01% (Yen)  138,706    12.38%
 Construction............         74,458     3.55          63,044     3.56          93,767     3.48         106,573     2.98
 Real estate.............        280,472     9.32         298,817     9.02         374,555     9.89         367,315     8.81
 Services................        147,513     8.81         123,756     9.30         132,256     9.28         124,118     8.76
 Wholesale and retail....        267,565    14.98         199,184    14.53         187,731    14.19         198,223    12.53
 Banks and other
  financial institutions.         76,868     5.27          34,407     5.35          55,350     5.01          36,940     5.36
 Communication and
  information services...             --       --              --       --              --       --              --       --
 Other industries........          9,662     6.47          53,402     7.70          37,725     3.95          37,132     6.78
 Consumer................         74,016    14.58         102,966    16.77         104,775    16.56          85,141    16.29
Foreign:
 Governments and
  official institutions..         27,860     0.74          13,668     0.54          16,868     0.74          32,925     0.75
 Banks and other
  financial institutions.         23,736     1.14           6,828     1.18           8,156     1.45           6,668     1.20
 Commercial and
  industrial.............        187,470    19.21         117,340    17.06         161,628    20.44         176,265    22.58
 Other...................         14,553     2.91          18,740     1.34          12,168     2.00           8,972     1.58
Unallocated..............         24,832       --          16,605       --          58,160       --          22,630       --
                          --------------   ------  --------------   ------  --------------   ------  --------------   ------
  Total.................. (Yen)1,290,657   100.00% (Yen)1,137,181   100.00% (Yen)1,385,010   100.00% (Yen)1,341,608   100.00%
                          ==============   ======  ==============   ======  ==============   ======  ==============   ======
Allowance as a
 percentage of loans.....           2.82%                    2.78%                    3.45%                   3.27 %
Allowance as a
 percentage of
 nonaccrual and
 restructured loans and
 accruing loans
 contractually past due
 90 days or more.........          56.89%                   59.15%                   40.19%                  41.35 %

                                             At March 31,
                          -------------------------------------------------
                                                2003
                          ------------------------------------------------
                                    Old                      New
                               Classification           Classification
                          -----------------------  -----------------------
                                            % of                     % of
                                          loans in                 loans in
                                            each                     each
                                          category                 category
                                          to total                 to total
                              Amount       loans       Amount       loans
                          --------------  -------- --------------  --------
                                  (in millions, except percentages)

Domestic:
 Manufacturing........... (Yen)  112,713    11.97% (Yen)  111,089    11.78%
 Construction............         54,497     2.49          54,497     2.49
 Real estate.............        181,780     8.11         181,780     8.11
 Services................         96,428    10.75         100,968    10.61
 Wholesale and retail....        173,787    12.19         163,546    11.80
 Banks and other
  financial institutions.         37,648     4.50          37,648     4.50
 Communication and
  information services...             --       --          18,331     3.16
 Other industries........         57,299     9.04          46,293     6.60
 Consumer................         94,559    17.47          94,559    17.47
Foreign:
 Governments and
  official institutions..          2,227     0.57           2,227     0.57
 Banks and other
  financial institutions.          5,275     1.94           5,275     1.94
 Commercial and
  industrial.............        202,642    20.30         202,642    20.30
 Other...................         16,468     0.67          16,468     0.67
Unallocated..............         23,310       --          23,310       --
                          --------------   ------  --------------   ------
  Total.................. (Yen)1,058,633   100.00% (Yen)1,058,633   100.00%
                          ==============   ======  ==============   ======
Allowance as a
 percentage of loans.....           2.65%                    2.65%
Allowance as a
 percentage of
 nonaccrual and
 restructured loans and
 accruing loans
 contractually past due
 90 days or more.........          50.04%                   50.04%

While allowance for credit losses contains amounts allocated to components of specifically identified loans as well as a group on portfolio of loans, the allowance for credit losses is available for credit losses in the entire loan portfolio and the allocations shown above are not intended to be restricted to the specific loan category. Accordingly, as the evaluation of credit risks changes, allocations of the allowance will be changed to reflect current conditions and various other factors.

V.  Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for each of the three years in the period ended March 31, 2003:

                                                                 Years ended March 31,
                                        ----------------------------------------------------------------------
                                                 2001                    2002                    2003
                                        ----------------------  ----------------------  ----------------------
                                            Average     Average     Average     Average     Average     Average
                                            amount       rate       amount       rate       amount       rate
                                        --------------- ------- --------------- ------- --------------- -------
                                                           (in millions, except percentages)
Domestic offices:
   Non-interest-bearing demand
     deposits.......................... (Yen) 2,087,781    --   (Yen) 2,514,723    --   (Yen) 3,318,708    --
   Interest-bearing demand
     deposits..........................      11,248,424  0.12%       13,700,471  0.04%       20,005,618  0.02%
   Deposits at notice..................       1,400,429  1.66         1,635,102  1.12         1,377,800  0.82
   Time deposits.......................      18,292,158  0.73        17,977,211  0.42        16,525,519  0.24
   Certificates of deposit.............       1,846,950  0.32         1,228,200  0.19         1,667,097  0.02
Foreign offices, principally from banks
  located in foreign countries:
   Non-interest-bearing demand
     deposits..........................       1,409,355    --         1,649,994    --         2,050,597    --
   Interest-bearing deposits,
     principally time deposits and
     certificates of deposit...........      10,106,541  4.57         9,717,893  2.96         8,000,966  1.73
                                        ---------------         ---------------         ---------------
       Total........................... (Yen)46,391,638         (Yen)48,423,594         (Yen)52,946,305
                                        ===============         ===============         ===============

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance to withdrawal.

The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2001, 2002 and 2003 were
(Yen)367,301 million, (Yen)479,895 million and (Yen)665,349 million, respectively.

At March 31, 2003, the balance and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of (Yen)10 million (approximately US$85 thousand at the Federal Reserve Bank of New York's noon buying rate on March 31, 2003) or more and such deposits issued in amounts of US$100,000 or more are shown in the following table.

                                               Time       Certificates
                                             deposits      of deposit        Total
                                          -------------- -------------- ---------------
                                                          (in millions)
Domestic offices:
   Three months or less.................. (Yen)5,425,526 (Yen)2,271,380 (Yen) 7,696,906
   Over three months through six months..      1,460,603         95,023       1,555,626
   Over six months through twelve months.      1,832,380         11,755       1,844,135
   Over twelve months....................        735,204             40         735,244
                                          -------------- -------------- ---------------
       Total............................. (Yen)9,453,713 (Yen)2,378,198 (Yen)11,831,911
                                          ============== ============== ===============
Foreign offices..........................                               (Yen) 4,494,254
                                                                        ===============

VI.  Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for each of the three years in the period ended March 31, 2003:

                                                                          Years ended March 31,
                                                             -----------------------------------------------
                                                                  2001            2002             2003
                                                             --------------  --------------  ---------------
                                                                    (in millions, except percentages)
Call money, funds purchased, and payables under repurchase
  agreements and securities lending transactions:
   Average balance outstanding during the year.............. (Yen)6,399,685  (Yen)7,699,812  (Yen) 6,350,925
   Maximum balance outstanding at any month-end during the
     year...................................................      9,752,632       9,622,825       15,521,522
   Balance at end of year...................................      8,041,237       8,060,987        6,901,929
   Weighted average interest rate during the year...........           3.56%           2.15%            1.11%
   Weighted average interest rate on balance at end of year.           2.13%           0.74%            0.93%
Other short-term borrowings:
   Average balance outstanding during the year.............. (Yen)1,755,139  (Yen)1,552,570  (Yen) 1,566,099
   Maximum balance outstanding at any month-end during the
     year...................................................      3,099,159       2,517,923        1,790,728
   Balance at end of year...................................      2,015,360       2,313,132        1,542,609
   Weighted average interest rate during the year...........           1.54%           2.81%            1.70%
   Weighted average interest rate on balance at end of year.           1.92%           1.38%            0.76%

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                  Page
                                                                                                  ----
Report of Independent Auditors................................................................... F-2

Consolidated Balance Sheets as of March 31, 2002 and 2003........................................ F-3

Consolidated Statements of Operations for the Years ended March 31, 2001, 2002 and 2003.......... F-4

Consolidated Statements of Changes in Equity from Nonowner Sources for the Years ended March 31,
  2001, 2002 and 2003............................................................................ F-5

Consolidated Statements of Shareholder's Equity for the Years ended March 31, 2001, 2002 and 2003 F-6

Consolidated Statements of Cash Flows for the Years ended March 31, 2001, 2002 and 2003.......... F-7

Notes to Consolidated Financial Statements....................................................... F-8

                        REPORT OF INDEPENDENT AUDITORS

The Bank of Tokyo-Mitsubishi, Ltd.
(Kabushiki Kaisha Tokyo Mitsubishi Ginko):

We have audited the accompanying consolidated balance sheets of The Bank of Tokyo-Mitsubishi, Ltd. (Kabushiki Kaisha Tokyo Mitsubishi Ginko) (the "Bank") (a wholly owned subsidiary of Mitsubishi Tokyo Financial Group, Inc.), and subsidiaries as of March 31, 2002 and 2003, and the related consolidated statements of operations, changes in equity from nonowner sources, shareholder's equity, and cash flows for each of the three years in the period ended March 31, 2003. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Bank and subsidiaries at March 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4, the disclosure of amortized costs and unrealized gains and losses of investment securities as of March 31, 2002 has been restated.

As discussed in Note 1 to the consolidated financial statements, the Bank changed its method of accounting for derivative financial instruments and hedging activities in the year ended March 31, 2002, and its method of accounting for goodwill and other intangible assets in the year ended March 31, 2003.

/s/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU

Tokyo, Japan
September 12, 2003 (September 17, 2003 as to Note 32)

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                            MARCH 31, 2002 AND 2003

                                                          2002             2003
                                                    ---------------  ---------------
                                                              (in millions)
                     ASSETS
Cash and due from banks (Note 10).................. (Yen) 1,520,514  (Yen) 3,764,779
Interest-earning deposits in other banks (Note 10).       4,290,587        3,651,541
Call loans and funds sold (Note 13)................       1,827,607          712,403
Receivables under resale agreements................         530,473          628,713
Receivables under securities borrowing
 transactions......................................       1,497,161        1,568,477
Trading account assets (including assets pledged
 that secured parties are permitted to sell or
 repledge of (Yen)710,335 million in 2002 and
 (Yen)1,739,824 million in 2003) (Notes 3 and 10)..       6,924,681        7,882,009
Investment securities (Notes 4 and 10):
 Securities available for sale--carried at
   estimated fair value (including assets pledged
   that secured parties are permitted to sell or
   repledge of (Yen)1,950,321 million in 2002 and
   (Yen)1,323,095 million in 2003).................      17,185,097       16,801,126
 Other investment securities.......................          99,029          113,054
                                                    ---------------  ---------------
   Total investment securities.....................      17,284,126       16,914,180
                                                    ---------------  ---------------
Loans, net of unearned income and deferred loan
 fees (including assets pledged that secured
 parties are permitted to sell or repledge of
 (Yen)556,073 million in 2002 and (Yen)626,812
 million in 2003) (Notes 5 and 10).................      41,012,161       39,992,377
Allowance for credit losses (Notes 5 and 6)........      (1,341,608)      (1,058,633)
                                                    ---------------  ---------------
 Net loans.........................................      39,670,553       38,933,744
                                                    ---------------  ---------------
Premises and equipment--net (Note 7)...............         521,108          485,565
Accrued interest...................................         162,992          112,540
Customers' acceptance liability....................          37,608           28,261
Intangible assets (Note 8).........................         136,006          147,707
Goodwill (Note 8)..................................          11,701           18,433
Deferred tax assets (Note 9).......................         874,588        1,311,081
Other assets (Notes 5 and 16)......................       1,341,449        1,520,954
                                                    ---------------  ---------------
     Total......................................... (Yen)76,631,154  (Yen)77,680,387
                                                    ===============  ===============
      LIABILITIES AND SHAREHOLDER'S EQUITY
Deposits (Note 10 and 11):
 Domestic offices:
   Non-interest-bearing............................ (Yen) 2,947,272  (Yen) 3,818,311
   Interest-bearing................................      38,237,505       41,358,264
 Overseas offices:
   Non-interest-bearing............................       2,155,211        2,432,307
   Interest-bearing................................       8,488,576        7,658,495
                                                    ---------------  ---------------
     Total deposits................................      51,828,564       55,267,377
Debentures (Note 12)...............................       2,275,473          636,060
Call money and funds purchased (Notes 10 and 13)...       2,521,520        2,436,308
Payables under repurchase agreements (Note 10).....       2,507,582        2,469,406
Payables under securities lending transactions
 (Note 10).........................................       3,031,885        1,996,215
Other short-term borrowings (Notes 10 and 14)......       2,313,132        1,542,609
Trading account liabilities (Note 3)...............       2,290,580        3,335,704
Obligations to return securities received as
 collateral........................................         315,538          929,368
Bank acceptances outstanding.......................          37,608           28,261
Accrued interest...................................         157,456           84,580
Long-term debt (Notes 10 and 14)...................       4,893,142        4,607,359
Other liabilities (Notes 9, 15 and 16).............       2,551,670        2,411,397
                                                    ---------------  ---------------
     Total liabilities.............................      74,724,150       75,744,644
                                                    ---------------  ---------------
Commitments and contingent liabilities (Notes 23
 and 25)
Shareholder's equity (Note 20):
 Capital stock (Notes 17 and 18) :
   Preferred stock--authorized, 100,000,000
    shares; issued and outstanding, 81,400,000
    shares in 2002 and 2003, with no stated value
    (aggregate liquidation preference of
    (Yen)244,200 million)..........................         122,100          122,100
   Common stock--authorized, 8,000,000,000
    shares; issued, 4,675,455,546 shares in 2002
    and 5,019,469,546 shares in 2003, with no
    stated value...................................         663,870          749,873
 Capital surplus (Note 18).........................         600,296          815,192
 Retained earnings (Notes 19 and 32):..............
   Appropriated for legal reserve..................         190,045          190,045
   Unappropriated..................................          12,593          244,187
 Accumulated other changes in equity from
   nonowner sources, net of taxes..................         344,784         (183,879)
                                                    ---------------  ---------------
   Total...........................................       1,933,688        1,937,518
   Less parent company's stock, at cost--133,674
    common shares in 2002 and 1,469 common shares
    in 2003........................................          26,684            1,775
                                                    ---------------  ---------------
   Shareholder's equity--net.......................       1,907,004        1,935,743
                                                    ---------------  ---------------
     Total......................................... (Yen)76,631,154  (Yen)77,680,387
                                                    ===============  ===============

       See the accompanying notes to Consolidated Financial Statements.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE YEARS ENDED MARCH 31, 2001, 2002 AND 2003

                                                                                                       2001            2002
                                                                                                  --------------  --------------
                                                                                                                   (in millions)
Interest income:
Loans, including fees (Note 5)................................................................... (Yen)1,275,666  (Yen)1,116,292
Deposits in other banks..........................................................................        207,263         152,539
Investment securities:
  Interest.......................................................................................        201,217         205,734
  Dividends......................................................................................         43,519          43,206
Trading account assets...........................................................................         14,998          12,477
Call loans and funds sold........................................................................         25,726          20,393
Receivables under resale agreements and securities borrowing transactions........................        128,320         120,543
                                                                                                  --------------  --------------
   Total.........................................................................................      1,896,709       1,671,184
                                                                                                  --------------  --------------
Interest expense:
Deposits.........................................................................................        637,732         388,673
Debentures.......................................................................................         32,296          20,596
Call money and funds purchased...................................................................         22,366          14,983
Payables under repurchase agreements and securities lending transactions.........................        205,302         150,725
Other short-term borrowings and trading account liabilities......................................         37,128          44,227
Long-term debt...................................................................................        165,231         163,901
                                                                                                  --------------  --------------
   Total.........................................................................................      1,100,055         783,105
                                                                                                  --------------  --------------
Net interest income..............................................................................        796,654         888,079
Provision for credit losses (Note 5 and 6).......................................................        665,954         470,224
                                                                                                  --------------  --------------
Net interest income after provision for credit losses............................................        130,700         417,855
                                                                                                  --------------  --------------
Non-interest income:
Fees and commissions (Note 26)...................................................................        341,649         341,806
Foreign exchange losses--net (Notes 1 and 3).....................................................        (49,730)       (184,523)
Trading account profits--net (Notes 1 and 3).....................................................        195,171         111,075
Investment securities gains--net (Notes 1 and 4).................................................         94,360          11,669
Other non-interest income........................................................................         33,953          39,096
                                                                                                  --------------  --------------
   Total.........................................................................................        615,403         319,123
                                                                                                  --------------  --------------
Non-interest expense:
Salaries and employee benefits (Note 15).........................................................        327,443         363,992
Occupancy expenses--net (Notes 7 and 25).........................................................        105,307         102,453
Losses on other real estate owned................................................................         15,828           4,998
Goodwill amortization (Note 8)...................................................................          4,444           4,556
Amortization of intangible assets (Note 8).......................................................         28,576          28,884
Insurance premiums, including deposit insurance..................................................         32,083          33,596
Communications...................................................................................         17,145          18,911
Other non-interest expenses......................................................................        316,989         397,634
                                                                                                  --------------  --------------
   Total.........................................................................................        847,815         955,024
                                                                                                  --------------  --------------
Income (loss) before income tax expense (benefit) and cumulative effect of a change in accounting
 principle.......................................................................................       (101,712)       (218,046)
Income tax expense (benefit) (Note 9)............................................................          5,972         (79,508)
                                                                                                  --------------  --------------
Income (loss) before cumulative effect of a change in accounting principle.......................       (107,684)       (138,538)
Cumulative effect of a change in accounting principle, net of tax (Note 1).......................             --           5,867
                                                                                                  --------------  --------------
Net income (loss)................................................................................ (Yen) (107,684) (Yen) (132,671)
                                                                                                  ==============  ==============
Income available to a preferred shareholder...................................................... (Yen)    6,716  (Yen)    6,716
                                                                                                  --------------  --------------
Net income (loss) available to a common shareholder.............................................. (Yen) (114,400) (Yen) (139,387)
                                                                                                  ==============  ==============
                                                                                                                     (in Yen)
Amounts per share (Notes 19 and 21):
Basic earnings (loss) per common share--income (loss) available to a common shareholder before
 cumulative effect of a change in accounting principle........................................... (Yen)   (24.47) (Yen)   (31.07)
Basic earnings (loss) per common share--net income (loss) available to a common shareholder......         (24.47)         (29.82)
Diluted earnings (loss) per common share--income (loss) available to a common shareholder
 before cumulative effect of a change in accounting principle....................................         (24.47)         (31.07)
Diluted earnings (loss) per common share--net income (loss) available to a common
 shareholder.....................................................................................         (24.47)         (29.82)

                                                                                                       2003
                                                                                                  --------------

Interest income:
Loans, including fees (Note 5)................................................................... (Yen)  918,892
Deposits in other banks..........................................................................         66,992
Investment securities:
  Interest.......................................................................................        190,818
  Dividends......................................................................................         32,112
Trading account assets...........................................................................         11,220
Call loans and funds sold........................................................................          9,593
Receivables under resale agreements and securities borrowing transactions........................         33,652
                                                                                                  --------------
   Total.........................................................................................      1,263,279
                                                                                                  --------------
Interest expense:
Deposits.........................................................................................        193,594
Debentures.......................................................................................          8,508
Call money and funds purchased...................................................................          7,303
Payables under repurchase agreements and securities lending transactions.........................         63,493
Other short-term borrowings and trading account liabilities......................................         29,633
Long-term debt...................................................................................        133,199
                                                                                                  --------------
   Total.........................................................................................        435,730
                                                                                                  --------------
Net interest income..............................................................................        827,549
Provision for credit losses (Note 5 and 6).......................................................        304,940
                                                                                                  --------------
Net interest income after provision for credit losses............................................        522,609
                                                                                                  --------------
Non-interest income:
Fees and commissions (Note 26)...................................................................        391,718
Foreign exchange losses--net (Notes 1 and 3).....................................................           (578)
Trading account profits--net (Notes 1 and 3).....................................................        272,929
Investment securities gains--net (Notes 1 and 4).................................................         34,128
Other non-interest income........................................................................         33,233
                                                                                                  --------------
   Total.........................................................................................        731,430
                                                                                                  --------------
Non-interest expense:
Salaries and employee benefits (Note 15).........................................................        398,817
Occupancy expenses--net (Notes 7 and 25).........................................................         88,982
Losses on other real estate owned................................................................             98
Goodwill amortization (Note 8)...................................................................             --
Amortization of intangible assets (Note 8).......................................................         39,081
Insurance premiums, including deposit insurance..................................................         38,806
Communications...................................................................................         19,643
Other non-interest expenses......................................................................        395,264
                                                                                                  --------------
   Total.........................................................................................        980,691
                                                                                                  --------------
Income (loss) before income tax expense (benefit) and cumulative effect of a change in accounting
 principle.......................................................................................        273,348
Income tax expense (benefit) (Note 9)............................................................         23,838
                                                                                                  --------------
Income (loss) before cumulative effect of a change in accounting principle.......................        249,510
Cumulative effect of a change in accounting principle, net of tax (Note 1).......................           (532)
                                                                                                  --------------
Net income (loss)................................................................................        248,978
                                                                                                  ==============
Income available to a preferred shareholder...................................................... (Yen)    3,358
                                                                                                  --------------
Net income (loss) available to a common shareholder.............................................. (Yen)  245,620
                                                                                                  ==============

Amounts per share (Notes 19 and 21):
Basic earnings (loss) per common share--income (loss) available to a common shareholder before
 cumulative effect of a change in accounting principle........................................... (Yen)    52.61
Basic earnings (loss) per common share--net income (loss) available to a common shareholder......          52.49
Diluted earnings (loss) per common share--income (loss) available to a common shareholder
 before cumulative effect of a change in accounting principle....................................          49.22
Diluted earnings (loss) per common share--net income (loss) available to a common
 shareholder.....................................................................................          49.11

       See the accompanying notes to Consolidated Financial Statements.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

      CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FROM NONOWNER SOURCES
               FOR THE YEARS ENDED MARCH 31, 2001, 2002 AND 2003

                                                                                 Gains (Losses)               Gains (Losses)
                                                                                 before income   Income tax   net of income
                                                                                  tax expense    (expense)     tax expense
                                                                                   (benefit)      benefit       (benefit)
                                                                                 -------------- ------------  --------------
                                                                                                (in millions)
Year ended March 31, 2001:
Net loss........................................................................                              (Yen)(107,684)
                                                                                                              -------------
Other changes in equity from nonowner sources:
    Net unrealized holding losses on investment securities available for sale... (Yen)(840,417) (Yen)324,654       (515,763)
    Reclassification adjustment for gains included in net loss..................      (136,829)       53,421        (83,408)
                                                                                 -------------  ------------  -------------
       Total....................................................................      (977,246)      378,075       (599,171)
                                                                                 -------------  ------------  -------------
    Minimum pension liability adjustments.......................................      (102,327)       35,042        (67,285)
                                                                                 -------------  ------------  -------------
    Foreign currency translation adjustments....................................        49,438       (13,033)        36,405
    Reclassification adjustment for losses included in net loss.................           521            --            521
                                                                                 -------------  ------------  -------------
       Total....................................................................        49,959       (13,033)        36,926
                                                                                 -------------  ------------  -------------
Total changes in equity from nonowner sources...................................                              (Yen)(737,214)
                                                                                                              =============
Year ended March 31, 2002:
Net loss........................................................................                              (Yen)(132,671)
                                                                                                              -------------
Other changes in equity from nonowner sources:
    Net unrealized holding losses on investment securities available for sale... (Yen)(428,924) (Yen)163,588       (265,336)
    Reclassification adjustment for gains included in net loss..................       (41,572)       15,729        (25,843)
                                                                                 -------------  ------------  -------------
       Total....................................................................      (470,496)      179,317       (291,179)
                                                                                 -------------  ------------  -------------
    Cumulative effect of a change in accounting principle.......................         2,065          (808)         1,257
    Net unrealized gains on derivatives qualifying for cash flow hedges.........         7,982        (2,916)         5,066
    Reclassification adjustment for gains included in net loss..................        (4,254)        1,627         (2,627)
                                                                                 -------------  ------------  -------------
       Total....................................................................         5,793        (2,097)         3,696
                                                                                 -------------  ------------  -------------
    Minimum pension liability adjustments.......................................       (94,096)       35,750        (58,346)
                                                                                 -------------  ------------  -------------
    Foreign currency translation adjustments....................................        74,511        (4,714)        69,797
    Reclassification adjustment for losses included in net loss.................           115            --            115
                                                                                 -------------  ------------  -------------
       Total....................................................................        74,626        (4,714)        69,912
                                                                                 -------------  ------------  -------------
Total changes in equity from nonowner sources                                                                 (Yen)(408,588)
                                                                                                              =============
Year ended March 31, 2003:
Net income......................................................................                              (Yen) 248,978
                                                                                                              -------------
Other changes in equity from nonowner sources:
    Net unrealized holding losses on investment securities available for sale... (Yen)(635,074) (Yen)238,071       (397,003)
    Reclassification adjustment for gains included in net income................       (46,805)       18,312        (28,493)
                                                                                 -------------  ------------  -------------
       Total....................................................................      (681,879)      256,383       (425,496)
                                                                                 -------------  ------------  -------------
    Net unrealized gains on derivatives qualifying for cash flow hedges.........        10,885        (4,164)         6,721
    Reclassification adjustment for gains included in net income................        (9,545)        3,651         (5,894)
                                                                                 -------------  ------------  -------------
       Total....................................................................         1,340          (513)           827
                                                                                 -------------  ------------  -------------
    Minimum pension liability adjustments.......................................       (94,202)       34,295        (59,907)
                                                                                 -------------  ------------  -------------
    Foreign currency translation adjustments....................................       (47,780)        3,299        (44,481)
    Reclassification adjustment for losses included in net income...............           394            --            394
                                                                                 -------------  ------------  -------------
       Total....................................................................       (47,386)        3,299        (44,087)
                                                                                 -------------  ------------  -------------
Total changes in equity from nonowner sources                                                                 (Yen)(279,685)
                                                                                                              =============

       See the accompanying notes to Consolidated Financial Statements.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
               FOR THE YEARS ENDED MARCH 31, 2001, 2002 AND 2003

                                                 2001             2002             2003
                                            --------------   --------------   --------------
                                                             (in millions)
Preferred stock (Note 17):
Balance at beginning of year............... (Yen)  122,100   (Yen)  122,100   (Yen)  122,100
                                            --------------   --------------   --------------
Balance at end of year..................... (Yen)  122,100   (Yen)  122,100   (Yen)  122,100
                                            ==============   ==============   ==============
Common stock (Note 18):
Balance at beginning of year............... (Yen)  663,870   (Yen)  663,870   (Yen)  663,870
Issuance of new shares of common stock.....             --               --           86,003
                                            --------------   --------------   --------------
Balance at end of year..................... (Yen)  663,870   (Yen)  663,870   (Yen)  749,873
                                            ==============   ==============   ==============
Capital surplus (Note 18):
Balance at beginning of year............... (Yen)  592,055   (Yen)  592,051   (Yen)  600,296
Issuance of new shares of common stock.....             --               --           85,240
Gains (Losses) on sales of shares of
 treasury stock and parent company's
 stock, net of taxes.......................             (4)           8,584           74,822
Recognition of tax benefit arising from
 parent company's stock....................             --               --           54,008
Other......................................             --             (339)             826
                                            --------------   --------------   --------------
Balance at end of year..................... (Yen)  592,051   (Yen)  600,296   (Yen)  815,192
                                            ==============   ==============   ==============
Retained earnings appropriated for
 legal reserve (Note 19):
Balance at beginning of year............... (Yen)  169,754   (Yen)  179,099   (Yen)  190,045
Transfer from unappropriated retained
 earnings..................................          9,345           10,946               --
                                            --------------   --------------   --------------
Balance at end of year..................... (Yen)  179,099   (Yen)  190,045   (Yen)  190,045
                                            ==============   ==============   ==============
Unappropriated retained earnings (Note
 19):
Balance at beginning of year............... (Yen)  396,163   (Yen)  232,677   (Yen)   12,593
Net income (loss)..........................       (107,684)        (132,671)         248,978
                                            --------------   --------------   --------------
       Total...............................        288,479          100,006          261,571
                                            --------------   --------------   --------------
Deduction:
  Cash dividends (Note 1)
     Common stock--(Yen)8.50 per share
      in 2001, (Yen)14.96 per share in
      2002 and (Yen)3.00 per share in
      2003.................................        (39,741)         (69,751)         (14,026)
     Preferred stock--(Yen)82.50 per
      share in 2001 and 2002 and
      (Yen)41.25 per share in 2003.........         (6,716)          (6,716)          (3,358)
  Transfer to retained earnings
    appropriated for legal reserve.........         (9,345)         (10,946)              --
                                            --------------   --------------   --------------
       Total...............................        (55,802)         (87,413)         (17,384)
                                            --------------   --------------   --------------
Balance at end of year (Note 32)........... (Yen)  232,677   (Yen)   12,593   (Yen)  244,187
                                            ==============   ==============   ==============
Accumulated other changes in equity
 from nonowner sources, net of taxes:
Net unrealized gains on investment
 securities available for sale (Note 4):
  Balance at beginning of year............. (Yen)1,499,100   (Yen)  899,929   (Yen)  608,750
  Net change during the year...............       (599,171)        (291,179)        (425,496)
                                            --------------   --------------   --------------
  Balance at end of year................... (Yen)  899,929   (Yen)  608,750   (Yen)  183,254
                                            --------------   --------------   --------------
Net unrealized gains on derivatives
 qualifying for cash flow hedges (Note
 22):
  Balance at beginning of year............. (Yen)       --   (Yen)       --   (Yen)    3,696
  Cumulative effect of a change in
    accounting principle...................             --            1,257               --
  Net change during the year...............             --            2,439              827
                                            --------------   --------------   --------------
  Balance at end of year................... (Yen)       --   (Yen)    3,696   (Yen)    4,523
                                            --------------   --------------   --------------
Minimum pension liability adjustments
 (Note 15):
  Balance at beginning of year............. (Yen)  (15,928)  (Yen)  (83,213)  (Yen) (141,559)
  Net change during the year...............        (67,285)         (58,346)         (59,907)
                                            --------------   --------------   --------------
  Balance at end of year................... (Yen)  (83,213)  (Yen) (141,559)  (Yen) (201,466)
                                            --------------   --------------   --------------
Foreign currency translation
 adjustments:
  Balance at beginning of year............. (Yen) (232,941)  (Yen) (196,015)  (Yen) (126,103)
  Net change during the year...............         36,926           69,912          (44,087)
                                            --------------   --------------   --------------
  Balance at end of year................... (Yen) (196,015)  (Yen) (126,103)  (Yen) (170,190)
                                            --------------   --------------   --------------
Balance at end of year..................... (Yen)  620,701   (Yen)  344,784   (Yen) (183,879)
                                            ==============   ==============   ==============
Treasury stock and parent company's
 stock:
Balance at beginning of year............... (Yen)      (13)  (Yen)     (382)  (Yen)  (26,684)
Purchases of shares of treasury stock
 and parent company's stock................           (875)              --               --
Sales of shares of treasury stock and
 parent company's stock....................            821            2,364           26,017
Net increase resulting from changes in
 subsidiaries..............................           (315)              --           (1,108)
Net increase resulting from the
 stock-for-stock exchanges on April 2,
 2001, creating Mitsubishi Tokyo
 Financial Group, Inc. (Note 2)............             --          (28,666)              --
                                            --------------   --------------   --------------
Balance at end of year..................... (Yen)     (382)  (Yen)  (26,684)  (Yen)   (1,775)
                                            ==============   ==============   ==============
Total shareholder's equity................. (Yen)2,410,116   (Yen)1,907,004   (Yen)1,935,743
                                            ==============   ==============   ==============

       See the accompanying notes to Consolidated Financial Statements.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED MARCH 31, 2001, 2002 AND 2003

                                                 2001              2002              2003
                                           ----------------  ----------------  ----------------
                                                               (in millions)
Cash flows from operating activities:
 Net income (loss)........................ (Yen)   (107,684) (Yen)   (132,671) (Yen)    248,978
 Adjustments to reconcile net
   income(loss) to net cash provided
   by(used in) operating activities:
   Depreciation and amortization..........           81,321            88,478            93,042
   Goodwill amortization..................            4,444             4,556                --
   Provision for credit losses............          665,954           470,224           304,940
   Investment securities gains--net.......          (94,360)          (11,669)          (34,128)
   Foreign exchange losses (gains)--net...           47,556           420,522          (238,408)
   Provision for deferred income tax
    expense...............................          (93,218)         (103,034)          (36,941)
   Increase in trading account assets,
    excluding foreign exchange contracts..       (1,845,735)         (165,387)       (1,282,820)
   Increase (decrease) in trading
    account liabilities, excluding
    foreign exchange contracts............          284,020        (1,718,349)        1,386,096
   Decrease(increase) in accrued
    interest receivable and other
    receivables...........................          (44,513)          120,647            46,103
   Increase (decrease) in accrued
    interest payable and other payables...          165,539          (146,342)          (76,129)
   Other--net.............................         (131,296)           52,720            74,940
                                           ----------------  ----------------  ----------------
     Net cash provided by (used in)
       operating activities...............       (1,067,972)       (1,120,305)          485,673
                                           ----------------  ----------------  ----------------
Cash flows from investing activities:
   Proceeds from sales of investment
    securities available for sale.........       27,887,114        30,670,994        22,403,930
   Proceeds from maturities of
    investment securities available for
    sale..................................       15,036,579         7,106,522        14,922,432
   Purchases of investment securities
    available for sale....................      (45,746,237)      (39,732,250)      (37,445,822)
   Proceeds from maturities of
    investment securities being held to
    maturity..............................           57,459                --                --
   Purchases of investment securities
    being held to maturity................           (5,195)               --                --
   Proceeds from sales of other
    investment securities.................           26,449            11,152            16,996
   Purchases of other investment
    securities............................          (11,180)          (15,583)          (36,065)
   Proceeds from sales of equity
    investments in a subsidiary...........               --            (6,414)               --
   Net decrease (increase) in loans.......        1,271,932        (1,095,369)         (287,536)
   Net decrease (increase) in
    interest-earning deposits in other
    banks.................................         (988,218)        1,533,658           414,498
   Net decrease (increase) in call
    loans, funds sold, and receivables
    under resale agreements and
    securities borrowing transactions.....       (2,425,617)        1,056,868           963,377
   Proceeds from sales of premises and
    equipment.............................           13,348            13,858            12,582
   Capital expenditures for premises
    and equipment.........................          (46,659)          (65,614)          (38,763)
   Other--net.............................         (106,747)          (98,609)           73,446
                                           ----------------  ----------------  ----------------
     Net cash provided by (used in)
       investing activities...............       (5,036,972)         (620,787)          999,075
                                           ----------------  ----------------  ----------------
Cash flows from financing activities:
   Net increase in deposits...............        2,301,237         1,904,355         4,401,258
   Net decrease in debentures.............       (1,135,611)       (1,136,986)       (1,639,508)
   Net increase (decrease) in call
    money, funds purchased, and
    payables under repurchase
    agreements and securities lending
    transactions..........................        4,106,646            (3,354)       (1,139,339)
   Net increase (decrease) in other
    short-term borrowings.................          560,567           648,011          (848,892)
   Proceeds from issuance of long-term
    debt..................................          971,716           818,407         1,015,300
   Repayment of long-term debt............         (698,529)         (682,718)       (1,265,220)
   Proceeds from issuance of new shares
    of common stock, net of stock issue
    expenses..............................               --                --           171,242
   Proceeds from sales of treasury
    stock and parent company's stock......              814            17,348            65,056
   Payments to acquire treasury stock.....             (875)               --                --
   Dividends paid.........................          (46,449)          (76,471)          (17,384)
   Other--net.............................         (286,629)          163,732            63,276
                                           ----------------  ----------------  ----------------
     Net cash provided by financing
       activities.........................        5,772,887         1,652,324           805,789
                                           ----------------  ----------------  ----------------
Effect of exchange rate changes on cash
 and cash equivalents.....................           22,575            63,568           (46,272)
                                           ----------------  ----------------  ----------------
Net increase ( decrease ) in cash and
 cash equivalents.........................         (309,482)          (25,200)        2,244,265
                                           ----------------  ----------------  ----------------
Cash and cash equivalents at beginning
 of year..................................        1,855,196         1,545,714         1,520,514
                                           ----------------  ----------------  ----------------
Cash and cash equivalents at end of year.. (Yen)  1,545,714  (Yen)  1,520,514  (Yen)  3,764,779
                                           ================  ================  ================
Supplemental disclosure of cash flow
 information:
Cash paid during the year for:
Interest.................................. (Yen)    920,478  (Yen)    927,734  (Yen)    511,720
Income taxes..............................          236,192            90,764            54,035
Non-cash investing activities:
Loans transferred to other real estate
 owned....................................            6,432             7,605               124
Investment securities being held to
 maturity transferred to
 available-for-sale category (Note 4).....          369,039                --                --
Marketable equity securities exchanged
 for parent company's stock (Note 2)......               --            28,666                --
Marketable equity securities
 transferred to employee retirement
 benefit trusts (Note 15).................               --           122,231                --
Deconsolidation of Nippon Trust Bank
 Limited by exchange for the parent
 company's stock (Note 2)                                                                    --
   Assets at carrying value...............               --  (Yen)    900,971                --
   Liabilities at carrying value..........               --           902,665                --
                                           ----------------  ----------------  ----------------
     Net..................................               --  (Yen)     (1,694)               --
                                           ================  ================  ================

       See the accompanying notes to Consolidated Financial Statements.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING
   POLICIES

Basis of Financial Statements

The Bank of Tokyo-Mitsubishi, Ltd. (Kabushiki Kaisha Tokyo Mitsubishi Ginko) (the "Bank") is a wholly owned subsidiary of Mitsubishi Tokyo Financial Group, Inc. ( "MTFG"). On April 2, 2001, MTFG was established, as a bank holding company, through which the Bank, The Mitsubishi Trust and Banking Corporation ("Mitsubishi Trust"), and Nippon Trust Bank Limited ("NTB"), a former subsidiary of the Bank, have become wholly owned subsidiaries of MTFG pursuant to the stock-for-stock exchanges. Effective April 2, 2001, NTB has been deconsolidated. See Note 2 for further information regarding the business combination.

The accompanying consolidated financial statements include the accounts of the Bank and its subsidiaries (together, the "Group") and exclude accounts of MTFG and Mitsubishi Trust. Effective April 2, 2001, NTB was deconsolidated and, accordingly, its accounts has been excluded from the consolidated financial statements for the year ended March 31, 2002. The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Bank is incorporated and principally operates. The accompanying consolidated financial statements have been prepared on the basis of generally accepted accounting principles and prevailing practices within the banking industry in the United States of America ("US GAAP"). In certain respects, the accompanying consolidated financial statements reflect adjustments which are not included in the consolidated financial statements issued by the Bank and certain of its subsidiaries in accordance with applicable statutory requirements and accounting practices in the countries of incorporation. The major adjustments include those relating to (1) investment securities, (2) derivative financial instruments, (3) allowance for credit losses, (4) income taxes, (5) foreign currency translation, (6) premises and equipment, (7) transfer of financial assets, (8) pension liability, (9) goodwill, and (10) lease transactions.

Fiscal periods of certain subsidiaries, which ended on or after December 31, and the Bank's fiscal year, which ended on March 31, have been treated as coterminous. For the years ended March 31, 2001, 2002 and 2003, the effect of recording intervening events for the three-month periods ended March 31 on the Bank's proportionate equity in net income of subsidiaries with fiscal periods ending on December 31, would have resulted in a decrease of (Yen)4.70 billion, a decrease of (Yen)2.12 billion, and an increase of (Yen)3.48 billion, respectively. No intervening events occurred during each of the three-month periods ended March 31, 2001, 2002 and 2003 which, if recorded, would have had effects of more than 1% of total assets, loans, total liabilities, deposits or shareholder's equity as of March 31, 2001, 2002 and 2003.

Description of Business

The Group conducts domestic and international financial business through domestic and international networks of branches, offices and subsidiaries in Japan and around the world. The Bank is a major commercial banking institution, providing a broad range of financial services to consumers and corporations through commercial banking, investment banking and other activities. As one of the principal subsidiaries of MTFG, the Group's activities also encompass transactions with other subsidiaries of MTFG. These transactions are, however, conducted on an arms-length base, requiring terms and conditions commonly adopted in the marketplace. NTB had been one of the major domestic subsidiaries of the Bank before the business combination and was acting as a trust vehicle for the Bank. On April 2, 2001, NTB became a wholly owned subsidiary of MTFG and has been deconsolidated from the Bank and was merged with and into Mitsubishi Trust, the other principal subsidiary of MTFG on October 1, 2001. The merger also involved The Tokyo Trust Bank, Ltd. ("TTB"), merging with and into Mitsubishi Trust. See Note 27 for more information by business segment.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term primarily relate to the determinations or valuations of the allowance for credit losses on loans and off-balance-sheet credit instruments, deferred tax assets, derivative financial instruments, goodwill, investment securities and accrued severance indemnities and pension liabilities.

Summary of Significant Accounting Policies

Significant accounting policies applied in the accompanying consolidated financial statements are summarized below:

Consolidation--The consolidated financial statements include the accounts of the Bank and its subsidiaries over which substantive control is exercised through either majority ownership of voting stock and/or other means, including, but not limited to, the possession of the power to direct or cause the direction of the management and policies of entities. In situations in which the Group has less than 100% but greater than 50% of ownership in entities, such entities are consolidated and minority interests are also recorded in Other liabilities. Minority interests in earnings or losses of subsidiaries are reported in Other non-interest expense. Intercompany items have been eliminated. Investments in affiliated companies (companies over which the Group has the ability to exercise significant influence) are accounted for by the equity method of accounting and are reported in Other assets. The Bank's equity interests in the earnings of these equity investees and gains or losses realized on disposition of such investments are reported in Other non-interest income or expense.

Assets that the Group holds in an agency, fiduciary or trust capacity are not assets of the Group and, accordingly, are not included in the accompanying consolidated balance sheets.

Cash Flows--For the purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the consolidated balance sheets under the caption Cash and due from banks, all of which mature within 90 days. Cash flows from qualified hedging activities are classified in the same category as the items being hedged.

Translation of Foreign Currency Financial Statements and Foreign Currency Transactions--Financial statements of overseas entities are translated into Japanese yen using the respective year-end exchange rates for assets and liabilities. Income and expense items are translated at average rates of exchange for the respective periods.

Except for overseas entities located in highly inflationary economies, foreign currency translation gains and losses related to the financial statements of overseas entities of the Group, net of related income tax effects, are credited or charged directly to Foreign currency translation adjustments, a component of accumulated other changes in equity from nonowner sources. Tax effects of gains and losses on foreign currency translation of financial statements of overseas entities are not recognized unless it is apparent that the temporary differences will reverse in the foreseeable future. If applicable, foreign exchange translation gains and losses pertaining to entities located in highly inflationary economies are recorded in Foreign exchange losses--net, as appropriate. For these entities, premises and equipment and the related depreciation and amortization thereof are translated at exchange rates prevailing at dates of acquisition.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Foreign currency denominated assets and liabilities are translated into Japanese yen at the respective year-end foreign exchange rates. Foreign currency denominated income and expenses are translated using average rates of exchange for the respective periods. Gains and losses from such translation are included in Foreign exchange losses--net, as appropriate.

Repurchase Agreements, Securities Lending and Other Secured Financing Transactions--Securities sold with agreements to repurchase ("repurchase agreements"), securities purchased with agreements to resell ("resale agreements") and securities lending and borrowing transactions are accounted for as sales of securities with related off-balance-sheet forward repurchase commitments and purchases of securities with related off-balance-sheet forward resale commitments, respectively, if they meet the relevant conditions for the surrender of control as provided by Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125." If the conditions are not met, the transactions are treated as secured financing and lending.

Collateral--For secured lending transactions, including resale agreements, securities borrowing transactions, commercial lending and derivative transactions, the Group, as a secured party, has generally the right to require the counterparties to provide collateral, including letters of credit, and cash, securities and other financial assets. For most securities lending transactions, the Group maintains strict levels of collateralization governed by daily mark-to-market analysis. Financial assets pledged as collateral are generally negotiable financial instruments and are permitted to be sold or repledged by secured parties. If the Group sells these financial assets received as collateral, it recognizes the proceeds from the sale and its obligation to return the collateral. For secured borrowing transactions, principally repurchase agreements and securities lending transactions and derivative transactions, where the secured party has the right to sell or repledge financial assets pledged as collateral, the Group separately reports those financial assets pledged as collateral in the consolidated balance sheets.

Trading Account Securities--Securities and money market instruments held in anticipation of short-term market movements and for resale to customers are included in Trading account assets, and short trading positions of these instruments are included in Trading account liabilities. Trading positions are carried at fair value on the consolidated balance sheets and recorded on a trade date basis. Changes in the fair value of trading positions are recognized currently in Trading account profits--net, as appropriate.

Investment Securities--Debt securities for which the Group has both the positive intent and ability to hold to maturity are classified as Securities being held to maturity and carried at amortized cost. In the year ended March 31, 2001, the Bank changed its intent to hold securities previously classified as being held to maturity and transferred such securities to the available-for-sale category. Any remaining securities in the Group's held-to-maturity portfolio were reclassified as securities available for sale for the year ended March 31, 2001. All subsequent acquisitions of securities are classified as either available for sale or trading for at least two years. Debt securities that the Group may not hold to maturity and marketable equity securities, other than those classified as trading account securities, are classified as Securities available for sale, and are carried at their fair values, with unrealized gains and losses reported on a net-of-tax basis within accumulated other changes in equity from nonowner sources, which is a component of shareholder's equity. Nonmarketable equity securities are stated at cost as Other investment securities. Individual debt and equity securities are written down to fair value with the resulting losses charged to operations when, in the opinion of management, a decline in estimated fair value below the cost of such securities is other than temporary. Such impairment loss is included in Investment securities gains--net in the statement of operations. In determining other than temporary declines in fair value to be recognized as an impairment loss on investment securities, the Group generally considers factors such as the financial condition of the issuer, the extent of decline in fair value, and the length of period that the decline in fair value below cost has existed. Particularly with regard to equity securities, the Group looks to the

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES historical volatility of Japanese stock prices to set the extent of decline in fair value that warrant impairment loss recognition. During the year ended March 31, 2003, the Japanese stock markets experienced a long, sustained decline. In light of this recent decline, the Group has reassessed and modified its estimate of the extent of decline in fair value that should be considered as other than temporary. Due to this change in accounting estimate, the Group recognized additional impairment losses on investment securities amounting to
(Yen)21,156 million, which has decreased net income by (Yen)13,107 million, basic earnings per common share--net income available to common shareholders by
(Yen)2.80, and diluted earnings per common share--net income available to common shareholders by (Yen)2.75, respectively, for the year ended March 31, 2003. Interest and dividends on investment securities are reported in Interest Income. Dividends are recognized when the shareholder's right to receive dividend is established. Gains and losses on disposition of investment securities are computed using the average cost method and are recognized on the trade date.

Derivative Financial Instruments--The Group engages in derivative activities involving swaps, forwards and options, and other types of derivative contracts. Derivatives are used in trading activities to generate trading revenues and fee income for its own account and to respond to the customers' financial needs. Derivatives are also used to manage its exposures to fluctuations in interest and foreign exchange rates, equity and commodity prices.

Derivatives entered into for trading purposes are carried at fair value and are reported as Trading account assets or Trading account liabilities. Fair values are based on market or broker-dealer quotes when available. Valuation models such as present value and pricing models are applied to current market information to estimate fair values when such quotes are not available. The fair values of derivative contracts executed with the same counterparty under legally enforceable master netting agreements are presented on a net basis. Changes in the fair value of such contracts are recognized currently in Foreign exchange losses--net with respect to foreign exchange contracts and in Trading account profits--net with respect to interest rate contracts and other types of contracts.

Embedded derivatives that are not clearly and closely related to the host contracts and meet the definition of derivatives are separated from the host contracts and measured at fair value unless the contracts embedding derivatives are measured at fair value in its entirety.

Derivatives are used for asset and liability management to manage exposures to fluctuations in interest and foreign exchange rates arising from mismatches of asset and liability positions. Such derivatives may include contracts that qualify for hedge accounting. At inception of hedge accounting, each derivative is designated as a hedging instrument and documented with related information such as the risk management objective and strategy for hedge, which includes the hedged item and the risk being hedged and the method used to assess the hedge's effectiveness. Derivatives are evaluated in order to determine if they qualify for hedge accounting. The hedging derivative instruments must be highly effective in achieving offsetting changes in fair values or variable cash flows from the hedged items attributable to the risk being hedged. Any ineffectiveness, which arises during the hedging relationship, is recognized in Non-interest income or expense in the period in which it arises. All qualifying hedging derivatives are valued at fair value and included in Other assets or Other liabilities. For fair value hedges of interest-bearing assets or liabilities, the change in the fair value of the hedged item and the hedging instruments is recognized in net interest income to the extent that it is effective. For all other fair value hedges, the change in the fair value of the hedged item and change in fair value of the derivative are recognized in non-interest income or expense. For cash flow hedges, the unrealized changes in fair value to the extent effective are recognized in accumulated other changes in equity from nonowner sources to the extent that it is effective. Amounts realized on cash flow hedges related to variable rate loans are recognized in net interest income in the period when the cash flow from the hedged item is realized. The fair value of cash flow hedges related to forecasted transactions, if any, is recognized in non-interest income or expense in the period when the

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES forecasted transaction occurs. Any difference that arises from gains or losses on hedging derivatives offsetting corresponding gains or losses on the hedged items, and gains and losses on derivatives attributable to the risks excluded from the assessment of hedge effectiveness are currently recognized in non-interest income or expense. Derivatives that do not qualify for hedge accounting are considered trading positions and are accounted for as such.

Prior to the adoption of SFAS No. 133, fair value of derivatives used for hedging purposes generally were not recorded on the consolidated balance sheet. Amounts payable and receivable on interest rate swaps and currency swaps were accrued according to the contractual terms and included in the related revenue and expense category as an adjustment to yield on the associated instruments.

Loans--Loans are carried at the principal amount outstanding, adjusted for unearned income and deferred net nonrefundable loan fees and costs. Loans held and intended for dispositions or sales in secondary market are transferred to the held-for-sale classification and carried at the lower of cost or estimated fair value generally on an individual basis. Loan origination fees, net of certain direct origination costs are deferred and recognized over the contractual life of the loan as an adjustment of yield using the method that approximates the interest method. Interest income on loans that are not impaired are accrued and credited to interest income as it is earned. Unearned income and discount and premium of a purchased loan is deferred and recognized over the life of the loan using the method that approximates the interest method.

Loans are considered impaired when, based on current information and events, it is probable that the Group will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of the Bank and certain domestic subsidiaries, and 90 days or more with respect to loans of certain foreign banking subsidiaries. A nonaccrual loan may be restored to an accrual basis when interest and principal payments are current and management expects that the borrower will make future contractual payments as scheduled. When a loan is placed on nonaccrual status, interest accrued but not received is generally reversed against interest income. Cash receipts on nonaccrual loans, for which the ultimate collectibility of principal is uncertain, are applied as principal reductions; otherwise, such collections are credited to income. The Group does not capitalize any accrued interest in its principal balances of impaired loans at each balance sheet date.

Loan Securitization--The Group securitizes and services commercial and industrial loans in the normal course of business. The Group accounts for a transfer of loans in a securitization transaction as a sale if it meets relevant conditions for the surrender of control in accordance with SFAS No.
140. Otherwise, the transfer is accounted for as a collateralized borrowing transaction. Interests in loans sold through a securitization accounted for as a sale may be retained in the form of subordinated tranches or beneficial interests. These retained interests are primarily recorded in Securities available for sale. The previous carrying amount of the loans involved in the transfer is

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES allocated between the loans sold and the retained interests based on their relative fair values at the date of the securitization. Since quoted market prices are generally not available, the Group usually estimates fair value of these retained interests based on the present value of future expected cash flows by using modeling techniques that involve management's best estimates of key assumptions, which may include default rates, recovery rates, and discount rates. Retained interests that can contractually be prepaid or otherwise settled in such a way that the Group would not recover substantially all of its investment are accounted for as investment securities available for sale.

Allowance for Credit Losses--The Group maintains an allowance for credit losses to absorb losses inherent in the loan portfolio. Actual credit losses (amounts deemed uncollectible, in whole or in part), net of recoveries, are deducted from the allowance for credit losses, as net charge-offs, generally based on detailed loan reviews and credit assessment of management at each balance-sheet date. The Group generally applies charge-off policy to all loans in its portfolio regardless of the type of borrower. A provision for credit losses, which is a charge against earnings, is added to bring the allowance to a level which, in management's opinion, is appropriate to absorb probable losses inherent in the credit portfolio.

A key element relating to policies and discipline used in determining the allowance for credit losses is the credit classification and the related borrower categorization process. The categorization is based on conditions that may affect the ability of borrowers to service their debt, taking into consideration current financial information, historical payment experience, credit documentation, public information, analyses of relevant industry segments and current trends. In determining the appropriate level of the allowance, the Group evaluates the probable loss by category of loan based on its type and characteristics.

The allowance for credit losses for non-homogeneous loans consists of an allocated allowance for specifically identified problem loans, an allocated allowance for country risk exposure, a formula allowance and an unallocated allowance. An allocated allowance is also established for large groups of smaller-balance homogeneous loans. Non-homogeneous loans such as commercial loans are evaluated individually and the allowance for such loans is comprised of specific, country risk, formula and unallocated allowances.

The credit loss allowance for individual customers represents the impairment allowance determined in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." The Group measures the impairment of a loan, with the exception of large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, based on the present value of expected future cash flows discounted at the loan's effective interest rate, or on the loan's observable market price, or based on the fair value of the collateral if the loan is collateral dependent, when it is probable that the Group will be unable to collect all amounts due according to the contractual terms of the loan agreement. For certain subsidiaries, some impaired loans are aggregated for the purpose of measuring impairment using historical loss factors. Generally, the Group's impaired loans include nonaccrual loans, restructured loans and other loans specifically recognized for impairment.

The credit loss allowance for country risk exposure is a country-specific allowance for substandard, special mention and unclassified loans. The allowance is established to supplement the formula allowance for these loans, based on an estimate of probable losses relating to the exposure to countries that are identified by management to have a high degree of transfer risk. The measure is generally based on a function of default probability and recovery ratio with reference to external credit ratings. For allowance for specifically identified cross-border problem loans, the Group incorporates transfer risk in its determination of related allowance for credit losses.

The formula allowance is calculated for group of loans collectively evaluated for unidentified impairment by applying loss factors to outstanding substandard, special mention and unclassified loans. The evaluation of

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES inherent loss for these loans involves a high degree of uncertainty, subjectivity and judgment because probable credit losses are not easily identifiable or measurable. In determining the formula allowance, the Group, therefore, relies on a statistical analysis that incorporates loss factor percentages of total loans outstanding based on historical experience. Corresponding to the periodical impairment identification and self-assessment process, the estimation of formula allowance is back-tested comparing with the actual results subsequent to the balance sheet date.

The unallocated allowance is composed of attribution factors, which are based upon management's evaluation of various conditions that are not directly measured in the determination of the allocated allowance. The conditions evaluated in connection with the unallocated allowance may include existing general economic and business conditions affecting the key lending areas of the Group, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle, bank regulatory examination results and findings of the Group's internal credit examiners.

The credit loss allowance for large groups of smaller-balance homogeneous loans is focused on loss experience for the pool rather than on a detailed analysis of individual loans. The allowance is determined primarily based on probable net charge-offs and the probability of insolvency based on the number of delinquencies.

Allowance for Off-Balance-Sheet Credit Instruments--The Group maintains an allowance for credit losses on off-balance-sheet credit instruments, including commitments to extend credit, guarantees, standby letters of credit and other financial instruments. The allowance is recorded as a liability and includes the specific allowance for specifically identified credit exposure and the allocated formula allowance. With regard to the specific allowance for specifically identified credit exposure and the allocated formula allowance, the Group adopts the same methodology used in determining the allowance for loan credit losses. Credit losses related to derivatives are considered in the fair valuation of the derivatives.

Net changes in the allowance for off-balance-sheet credit instruments are accounted for as Other non-interest expense.

Premises and Equipment--Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to operations over the estimated useful lives of the related assets. Leasehold improvements are depreciated over the terms of the respective leases or the estimated useful lives of the improvements, whichever are shorter. Depreciation of premises and equipment is computed under the declining-balance method with respect to premises and equipment of the Bank and certain subsidiaries, and under the straight-line method with respect to premises and equipment of other subsidiaries, at rates principally based on the following estimated useful lives:

                                                 Years
                                                --------
                        Buildings.............. 35 to 50
                        Equipment and furniture 2 to 15
                        Leasehold improvements. 3 to 18

Maintenance, repairs and minor improvements are charged to operations as incurred. Major improvements are capitalized. Net gains or losses on dispositions of premises and equipment are included in Other non-interest income or expense, as appropriate.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES by a comparison of the carrying amount to future undiscounted net cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets are grouped with other assets and liabilities at the lowest level with independent and identifiable cash flows. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less estimated cost to sell.

Other Real Estate Owned--Real estate assets acquired in full or partial satisfaction of debt are held for sale, and are initially recorded at fair value less estimated cost to sell at the date of acquisition and classified as Other assets. After acquisition, valuations are periodically performed by management and the real estate assets are carried at the lower of the carrying amount or fair value less estimated cost to sell. Routine holding costs, subsequent declines in appraisal value, and net gains or losses on disposal are included in Losses on other real estate owned as incurred.

Goodwill--The Group has classified as goodwill the excess of the cost of the Group's investments in subsidiaries over the Group's share of net assets at dates of acquisition in purchase transactions. Goodwill related to the investments in affiliated companies is included in the investments accounted for by the equity method. On April 1, 2002, the Group adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which provides goodwill acquired in a purchase business combination should not be amortized and is subject to the impairment test. Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. An impairment loss, if any, is recognized to the extent that the carrying amount of goodwill exceeds its implied fair value. Prior to the adoption of SFAS No. 142, in accordance with Accounting Principles Board Opinion ("APB") No. 17, goodwill was amortized over periods not exceeding 10 years.

Software--The Group capitalizes certain costs associated with the acquisition or development of internal-use software. Costs subject to capitalization are salaries and employee benefits for employees who are directly associated with and who devote time to the internal-use computer software project, to the extent of the time spent directly on the project. Once the software is ready for its intended use, the Group begins to amortize capitalized costs on a straight-line basis over its estimated useful life.

Accrued Severance and Pension Liabilities--The Bank and certain subsidiaries have defined benefit retirement plans, including lump-sum severance indemnities plans. The costs of the plans, based on actuarial computations of current and future employee benefits, are charged to Salaries and employee benefits.

Debentures and Long-Term Debt--Premiums, discounts and issuance costs of debentures and long-term debt are amortized based on the method that approximates the interest method over the terms of the debentures and long-term debt.

Obligations under Guarantees--The Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, and liquidity facilities. The Group recognizes guarantee fee income over the guarantee period. It is the Bank's dominant business practice to receive such guarantee fee at the inception of the guarantee, which approximates market value of guarantee and is carried as liability until the period when it should be included in income.

Fees and Commissions--Fees and commissions on international business primarily consist of fees from international funds transfer and collection services, and trade-related financing services. Fees and commissions on credit card business are composed of interchange income, annual fees, royalty and other service charges from franchisees. Other fees and commissions primarily include fees from investment banking service, including

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES underwriting, brokerage and advisory services, arrangement fees on securitizations, service charges on deposit accounts, fees on guarantees, and fees on other services.

Revenue recognition of major components of fees and commissions is as follows;
(1) fees on funds transfer and collection services, fees from investing banking services are generally recognized as revenue when the related services are performed, (2) fees from trade-related financing services are recognized over the period of the financing, (3) trust fees are recorded on an accrual basis, generally based on the volume of trust assets under management and/or the operating performance for the accounting period of each trust account, (4) annual fees and royalty and other service charges related to the credit card business are recorded on a straight-line basis as services are provided, (5) interchange income from credit card business is recognized as billed, (6) service charges on deposit accounts, and fees and commissions from other services are generally recognized over the period that the service is provided, and (7) fees on guarantees are generally recognized over the contractual periods of respective guarantees. Amounts initially recorded as an asset corresponding to the obligations at fair value are generally recognized as revenue over the terms of the guarantees as the Group is deemed to be released from the risk under guarantees.

Income Taxes--The provision for income taxes is determined using the asset and liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net tax effects of (1) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (2) operating loss and tax credit carryforwards. A valuation allowance is recognized for any portion of the deferred tax assets where it is considered more likely than not that it will not be realized. The provision for deferred taxes is based on the change in the net deferred tax asset or liability from period to period.

Free Distributions of Common Shares--As permitted by the Commercial Code of Japan (the "Code"), Japanese companies, upon approval by the Board of Directors, may make a free distribution of shares, in the form of a "stock split" as defined, to shareholders. In accordance with generally accepted accounting practice in Japan, such distribution does not give rise to any change in capital stock or capital surplus account. Common shares distributed are recorded as shares issued on the distribution date. See Note 18.

Amounts per Common Share--Basic earnings per share ("EPS") excludes dilutive effects of potential common shares and is computed by dividing income available to common stock shareholders by the weighted average number of common shares outstanding for the period, while diluted EPS gives effect to all dilutive potential common shares that were outstanding during the period. See Note 21 for the computation of basic and diluted EPSs.

Comprehensive Income (Loss)--The Group's comprehensive income includes net income or loss and other changes in equity from nonowner sources. All changes in unrealized gains and losses on investment securities available for sale, unrealized gains and losses on derivatives qualifying for cash flow hedges, minimum pension liability adjustments and foreign currency translation adjustments constitute the Group's changes in equity from nonowner sources and are presented, with related income tax effect, in the consolidated statements of changes in equity from nonowner sources.

Accounting Change

Goodwill and Other Intangible Assets--Effective April 1, 2002, the Group adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill, formerly amortized over its useful life, no longer be amortized and be tested for impairment at least annually. Further, SFAS No. 142 requires that

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES intangible assets that have finite useful lives will continue to be amortized over their useful lives while intangible assets with indefinite lives will no longer be amortized and are subject to impairment testing at least annually.

The Group has performed the required transitional impairment tests of goodwill and intangible assets with indefinite lives upon adoption of SFAS No. 142. The initial adoption resulted in a cumulative adjustment charge to earnings of
(Yen)532 million.

Impairment or Disposal of Long-Lived Assets--In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets by establishing additional criteria as compared to existing accounting principles to determine when a long-lived asset is held for sale. It also broadens the definition of discontinued operations. This statement carries over the framework established in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," and was adopted by the Group on April 1, 2002. The adoption of SFAS No. 144 did not have a material impact on the results of operations or financial position.

Rescission of SFAS No. 4, 44, and 64, Amendment of SFAS No. 13--In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The provisions of SFAS No. 145 related to the rescission of Statement No. 4 are effective for fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB No. 30 for classification as an extraordinary item shall be reclassified. The provisions of this statement related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 are effective for financial statements issued on or after May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on the results of operations or financial position.

Costs Associated with Exit or Disposal Activities--In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The adoption of SFAS No. 146 did not have a material impact on the results of operations or financial position.

Acquisitions of Certain Financial Institutions--In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions, an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9." This statement eliminates specialized accounting guidance related to certain acquisitions. The adoption of SFAS No. 147 did not have a material impact on the Group's financial condition or results of operations.

Guarantor's Accounting and Disclosure Requirements for Guarantees--Effective January 1, 2003, the Group adopted the initial recognition and measurement provisions of FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34," which requires that, for guarantees within the scope of FIN No. 45 issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be recognized. It also requires a guarantor to disclose its obligations under certain guarantees that it has issued. The adoption of FIN No. 45 did not have a material impact on the Group's financial position or results of operations. See Note 23 for disclosures required under FIN No. 45.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Stock-Based Compensation--In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure, an amendment of FASB Statement No. 123," which amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure requirements to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition and annual disclosure requirements under this Statement are effective for financial statements for fiscal years ending after December 15, 2002.

Two subsidiaries of the Bank have several stock-based compensation plans, which are described more fully in Note 30. As permitted by the provisions of SFAS No. 123, they account for those stock-based compensation plans by the intrinsic value based method prescribed in APB No. 25, "Accounting for Stock Issued to Employees" and related Interpretations; and, no compensation expense has been recognized for the stock option grants.

Had the stock-based compensation plans been accounted for under the fair value method of SFAS No. 123, the Group's compensation expense, net income (loss), and net income (loss) per share would have been the pro forma amounts indicated in the following table.

                                                                                      Years ended March 31,
                                                                           ------------------------------------------
                                                                                2001           2002          2003
                                                                           -------------  -------------  ------------
                                                                                          (in millions)
Reported net income (loss)................................................ (Yen)(107,684) (Yen)(132,671) (Yen)248,978
Stock-based employee compensation expense (determined under fair value
  based method for all awards, net of tax)................................          (741)        (1,369)       (2,015)
                                                                           -------------  -------------  ------------
Pro forma net income (loss), after stock-based employee compensation expense................................................................. (Yen)(108,425) (Yen)(134,040) (Yen)246,963
                                                                           =============  =============  ============
Basic earnings (loss) per common share--net income (loss) available to a
  common shareholder:                                                                        (in Yen)
   Reported............................................................... (Yen)  (24.47) (Yen)  (29.82) (Yen)  52.49
   Pro forma..............................................................        (24.63)        (30.11)        52.06
Diluted earnings (loss) per common share--net income (loss) available to a common shareholder:
   Reported...............................................................        (24.47)        (29.82)        49.11
   Pro forma..............................................................        (24.63)        (30.11)        48.69

Compensation expense recognized for stock-based compensation other than stock options for the years ended March 31, 2001, 2002 and 2003 was not significant.

Variable Interest Entities--In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." FIN No. 46 addresses consolidation by business enterprises of variable interest entities. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to entities created on or before January 31, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was created. See Note 24 for further discussion on the variable interest entities in which the Group holds variable interests.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Derivative Instruments and Hedging Activities--On April 1, 2001, the Group adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 requires that all derivatives, whether designated as a hedge or not, be recorded on the balance sheet at fair value. SFAS No. 133 also requires that derivative instruments used to hedge be identified specifically to assets, liabilities, firm commitments or anticipated transactions and be expected to remain effective throughout the life of the hedge. Derivative instruments that do not qualify as either a fair value hedge or cashflow hedge are valued at fair value and classified as trading account assets or liabilities with the resultant gain or loss recognized in current earnings. The cumulative effect of the change in accounting principle, net of tax, was to increase net income by (Yen)5,867 million and other changes in equity from nonowner sources by (Yen)1,257 million, respectively.

Reclassifications

For the year ended March 31, 2003, the Group presented net trading account profits (losses), net foreign exchange gains (losses), and net investment securities gains (losses) in a single line item of non-interest income in the consolidated statement of operations. Previously, if the Group had net losses in any of those categories for a particular period, the Group reported those net losses in non-interest expense. Non-interest income and non-interest expense for prior periods have been reclassified to conform to the current year presentation. Other reclassifications and format changes have been made to prior year amounts to conform to the current year presentation.

Recently Issued Accounting Pronouncements

Accounting for Asset Retirement Obligations--In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to the legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset. A legal obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract, or by legal construction of a contract under the doctrine of promissory estoppel. This statement is effective for fiscal years beginning after June 15, 2002. The Group does not expect that the adoption of this statement will have a material impact on its financial condition or results of operations.

Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities--In January 2003, the Emerging Issues Task Force of the FASB reached a consensus on Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities" ("EITF 03-2"), which was ratified by the FASB in February 2003. EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an employee pension fund and requires employers to account for the entire separation process of a substitutional portion from an entire plan upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. It also requires that the difference between the fair value of the obligation and the assets required to be transferred to the government, if any, should be accounted for as a subsidy from the government, separately from gain or loss on settlement of the substitutional portion of the obligation, upon completion of the transfer.

On June 30, 2003, the Bank submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved on August 1, 2003. In order to complete the entire separation process, however, the Bank must make another application for

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES transfer to the government of the remaining substitutional portion. But the timing of the application has not been decided. Upon completion of the separation, the substitutional obligation and related plan assets will be transferred to a government agency, and the Bank will be released from paying the substitutional portion of the benefits to its employees. The impact on the results of operations and financial position of the transfer accounted for in accordance with EITF 03-2 is not known and cannot be reasonably estimable until the completion of the transfer.

Derivative Instruments and Hedging Activities--In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this Statement (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and (2) clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows (3) amends the definition of underlyings, one of three characteristics of derivatives, to include the occurrence or non-occurrence of a specified event such as scheduled payment under a contract, and (4) amends certain other existing pronouncements, in particular, those related to the scope of instruments that are subject to the requirements of SFAS No. 133. This Statement is generally effective for contracts entered into or modified after June 30, 2003. The Group has not completed the study of what effect SFAS No. 149 would have on the financial position or the results of operations, and cannot reasonably estimate the impact on the financial position or results of operations.

Certain Financial Instruments with Characteristics of both Liabilities and Equity--In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Group has not completed evaluating the impact of adoption of the statement.

2.  BUSINESS COMBINATION

As discussed in Note 1, on April 2, 2001, MTFG was established as a bank holding company. The Bank, Mitsubishi Trust and NTB (a former 83%-owned subsidiary of the Bank) became wholly owned subsidiaries of MTFG pursuant to the stock-for-stock exchanges. 5,742 thousand shares of MTFG's common stock were issued in exchange for all of the outstanding shares of the Bank's, Mitsubishi Trust's and NTB's common stock based on the exchange ratios of 1.00,
0.70 and 0.14 shares of MTFG's common stock for each 1,000 shares of the Bank, Mitsubishi Trust and NTB, respectively. Each 1,000 shares of the Bank's Class 1 Preferred Stock and each 1,000 shares of Mitsubishi Trust's Class 1 Preferred Stock were exchanged for a share of Class 1 and Class 2 Preferred Stock of MTFG, respectively. As a result of the stock-for-stock exchanges, the Bank's ownership interests in NTB were transferred to MTFG in exchange for MTFG's shares.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

3.  TRADING ACCOUNT ASSETS AND LIABILITIES

The following table shows trading account assets and liabilities, carried at estimated fair value, at March 31, 2002 and 2003. For trading derivative contracts executed under legally enforceable master netting agreements, related assets and liabilities are bilaterally offset and reported net by counterparty.

                                                                               2002             2003
                                                                         ---------------  ---------------
                                                                                   (in millions)
Trading account assets:
   Trading securities:
       Japanese government, prefectural and municipal bonds............. (Yen) 1,412,209  (Yen) 1,804,453
       Commercial paper.................................................       2,513,780        2,335,622
       Foreign governments bonds and other securities...................         779,344          462,120
                                                                         ---------------  ---------------
          Total.........................................................       4,705,333        4,602,195
                                                                         ---------------  ---------------
   Trading derivative assets:
     Interest rate contracts:
       Forward and futures..............................................         132,424           27,823
       Swap and swap-related products...................................       2,877,467        3,699,174
       Options purchased................................................          74,669          126,684
                                                                         ---------------  ---------------
          Total.........................................................       3,084,560        3,853,681
                                                                         ---------------  ---------------
     Foreign exchange contracts:
       Forward and futures..............................................         580,145          534,436
       Swaps............................................................         455,988          467,618
       Options purchased................................................          72,284           57,614
                                                                         ---------------  ---------------
          Total.........................................................       1,108,417        1,059,668
                                                                         ---------------  ---------------
     Other contracts, mainly equity and credit-related contracts........         178,481           39,256
     Bilateral netting of derivatives under master netting agreements...      (2,152,110)      (1,672,791)
                                                                         ---------------  ---------------
Total................................................................... (Yen) 6,924,681  (Yen) 7,882,009
                                                                         ===============  ===============
Trading account liabilities:
   Trading securities sold, not yet purchased........................... (Yen)   176,954  (Yen)   205,708
   Trading derivative liabilities:
     Interest rate contracts:
       Forward and futures..............................................         138,200           33,687
       Swap and swap-related products...................................       2,608,110        3,510,051
       Options written..................................................          73,836          112,166
                                                                         ---------------  ---------------
          Total.........................................................       2,820,146        3,655,904
                                                                         ---------------  ---------------
     Foreign exchange contracts:
       Forward and futures..............................................         679,857          480,389
       Swaps............................................................         586,825          566,158
       Options written..................................................          66,107           67,344
                                                                         ---------------  ---------------
          Total.........................................................       1,332,789        1,113,891
                                                                         ---------------  ---------------
     Other contracts, mainly equity and credit-related contracts........         112,801           32,992
     Bilateral netting of derivatives under master netting agreements...      (2,152,110)      (1,672,791)
                                                                         ---------------  ---------------
Total................................................................... (Yen) 2,290,580  (Yen) 3,335,704
                                                                         ===============  ===============

See Note 29 for the methodologies and assumptions used to estimate fair values.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

The Group performs trading activities through market-making, sales and arbitrage, while maintaining risk levels within appropriate limits in accordance with its risk management policy. Net trading gains for the years ended March 31, 2001, 2002 and 2003 comprised the following:

                                                      2001         2002          2003
                                                  ------------ ------------  ------------
                                                               (in millions)
Interest rate and other derivative contracts..... (Yen)158,981 (Yen)120,926  (Yen)262,676
Trading account securities, excluding derivatives       36,190       (9,851)       10,253
                                                  ------------ ------------  ------------
Trading account profits--net.....................      195,171      111,075       272,929
Foreign exchange derivative contracts............        8,565      (44,990)      (80,303)
                                                  ------------ ------------  ------------
Net trading gains................................ (Yen)203,736 (Yen) 66,085  (Yen)192,626
                                                  ============ ============  ============

4.  INVESTMENT SECURITIES

The amortized costs and estimated fair values of investment securities available for sale at March 31, 2002 and 2003 were as follows:

                                                           2002                                 2003
                                ---------------------------------------------------------- ---------------
                                                    Gross        Gross
                                  Amortized       unrealized   unrealized     Estimated
                                     cost           gains        losses         fair          Amortized
                                  (Restated)      (Restated)   (Restated)       value           cost
                                --------------- -------------- ----------- --------------- ---------------
                                                                                   (in millions)
Securities available for sale:
  Debt securities:
   Japanese national
    government and Japanese
    government agency
    bonds...................... (Yen) 8,024,768 (Yen)   29,655 (Yen) 3,394 (Yen) 8,051,029 (Yen) 8,755,763
   Japanese prefectural and
    municipal bonds............         416,729          6,620         139         423,210         402,576
   Foreign governments and
    official institutions
    bonds......................       1,678,430         55,674      11,665       1,722,439       2,144,662
   Corporate bonds.............       1,598,914         15,173       3,538       1,610,549       1,196,637
   Mortgage-backed
    securities.................       1,067,198         51,434       2,652       1,115,980       1,139,648
   Other debt securities.......         408,038         10,408       3,088         415,358         329,846
  Marketable equity securities.       2,570,942      1,328,809      53,219       3,846,532       2,092,116
                                --------------- -------------- ----------- --------------- ---------------
Total.......................... (Yen)15,765,019 (Yen)1,497,773 (Yen)77,695 (Yen)17,185,097 (Yen)16,061,248
                                =============== ============== =========== =============== ===============

                                           2003
                                -----------------------------------------

                                   Gross       Gross        Estimated
                                 unrealized  unrealized       fair
                                   gains       losses         value
                                ------------ ----------- ---------------
                                            (in millions)
Securities available for sale:
  Debt securities:
   Japanese national
    government and Japanese
    government agency
    bonds...................... (Yen) 56,486 (Yen) 1,932 (Yen) 8,810,317
   Japanese prefectural and
    municipal bonds............        6,969          24         409,521
   Foreign governments and
    official institutions
    bonds......................       59,215       3,814       2,200,063
   Corporate bonds.............        7,876       4,665       1,199,848
   Mortgage-backed
    securities.................       17,696       6,302       1,151,042
   Other debt securities.......          456         786         329,516
  Marketable equity securities.      633,718      25,015       2,700,819
                                ------------ ----------- ---------------
Total.......................... (Yen)782,416 (Yen)42,538 (Yen)16,801,126
                                ============ =========== ===============

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Subsequent to the issuance of the Group's consolidated financial statements for the year ended March 31, 2002, management determined that amortized costs and gross unrealized gains and losses on securities available for sale for the year ended March 31, 2002 were erroneously disclosed. These errors had no impact on the consolidated financial position or results of operations. As a result, such amounts have been restated from the amounts previously reported as follows:

                                                                          2002
                                  ------------------------------------------------------------------------------------
                                         Amortized cost            Gross unrealized gains     Gross unrealized losses
                                  ----------------------------- ----------------------------- ------------------------
                                        As                            As                           As
                                    previously                    previously                   previously      As
                                     reported     As restated      reported     As restated     reported    restated
                                  -------------- -------------- -------------- -------------- ------------ -----------
                                                                     (in millions)
Debt securities:
   Foreign governments and
     official institutions bonds. (Yen)1,728,856 (Yen)1,678,430 (Yen)   34,587 (Yen)   55,674 (Yen) 41,004 (Yen)11,665
   Corporate bonds...............      1,586,413      1,598,914         29,273         15,173        5,137       3,538
   Mortgage-backed securities....      1,078,113      1,067,198         49,814         51,434       11,947       2,652
   Other debt securities.........        359,198        408,038         61,046         10,408        4,886       3,088
Marketable equity securities.....      2,570,942      2,570,942      1,615,234      1,328,809      339,644      53,219

Investment securities other than securities available for sale (i.e., nonmarketable equity securities presented in Other investment securities) were carried at cost of (Yen)99,029 million and (Yen)113,054 million, at March 31, 2002 and 2003, respectively. The corresponding estimated fair values at those dates were not readily determinable. The Group periodically monitors the status of each investee including the credit ratings and changes in the Group's share of net assets in the investees as compared with its shares at the time of investment, to determine if impairment losses, if any, are to be recognized on these nonmarketable securities.

See Note 29 for the methodologies and assumptions used to estimate the fair values.

The estimated fair values of debt securities available for sale at March 31, 2003 by contractual maturity are shown below. Expected maturities differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final maturities.

                                                   Available-
                                                    for-sale
                                                 ---------------
                                                    Estimated
                                                   fair value
                                                 ---------------
                                                  (in millions)
                Due in one year or less......... (Yen) 3,294,209
                Due from one year to five years.       6,986,676
                Due from five years to ten years       2,279,809
                Due after ten years.............       1,539,613
                                                 ---------------
                Total........................... (Yen)14,100,307
                                                 ===============

For the years ended March 31, 2001, 2002 and 2003, proceeds from sales of securities available for sale were (Yen)27,887,114 million, (Yen)30,670,994 million and (Yen)22,403,930 million, respectively. For the years ended March 31,

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

2001, 2002 and 2003, gross realized gains on those sales were (Yen)398,467 million, (Yen)305,884 million and (Yen)389,777 million, respectively, and gross realized losses on those sales were (Yen)73,341 million, (Yen)75,317 million and (Yen)118,513 million, respectively. In September 2000, the Bank changed its intent to hold securities originally classified as held-to-maturity and transferred (Yen)369 billion at carrying value of such securities to the securities available for sale category. As a result of the transfer, unrealized gains on securities available for sale were recorded against shareholder's equity and were not significant.

For the years ended March 31, 2001, 2002 and 2003, losses resulting from write-downs of investment securities to reflect the decline in value considered to be other than temporary were (Yen)229,504 million, (Yen)205,677 million and
(Yen)241,669 million, respectively, which were included in investment securities gains-net in the consolidated statements of operations.

Exchange Traded Fund

For the years ended March 31, 2002 and 2003, the Bank transferred marketable equity securities to an exchange traded fund ("ETF"), sponsored by a securities firm. The Bank concurrently entered into sales agreements for marketable equity securities and purchase agreements for the fund units of the ETF with the securities firm. The Bank transferred its marketable equity securities to the securities firm with an aggregate cost of (Yen)325,749 million for (Yen)391,698 million for the year ended March 31, 2002, and an aggregate cost of
(Yen)163,861 million for (Yen)240,574 million for the year ended March 31, 2003. The securities firm contributed these marketable equity securities and additional securities purchased from the market to the ETF in order to link the ETF performance to the TOPIX (a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange ("TSE")). Certificates issued by the ETF (the "ETF certificates") are linked to the TOPIX and have been listed on the TSE. The Bank purchased the ETF certificates at the fair value of
(Yen)527,967 million for the year ended March 31, 2002, and (Yen)361,782 million for the year ended March 31, 2003, with an intention to sell them in the market or to the securities firm in the near future.

The Bank accounted for the ETF certificates purchased from the securities firm as retained interests in the marketable equity securities transferred to the securities firm. The Bank accounted for the transfer of marketable equity securities as a sale when the Bank received as proceeds cash or financial instruments other than the ETF certificates. For the years ended March 31, 2002 and 2003, the Bank recognized gains of (Yen)35,442 million and (Yen)41,883 million, respectively, on the sales of the ETF certificates. The Bank held the ETF certificates with fair values of (Yen)91,252 million at March 31, 2002 and
(Yen)148,646 million at March 31, 2003 in the Securities Available for Sale. The ETF certificates are carried at fair value based on the market prices observed in the TSE and the fair value change is closely linked with the movement of the TOPIX (1,060.19 points and 788.00 points, respectively, at March 29, 2002 and March 31, 2003).

Banks' Shareholdings Purchase Corporation

Under a law forbidding banks from holding stocks in excess of their Tier I capital after September 30, 2004, a date which was later extended to after September 30, 2006 as discussed below, the Banks' Shareholdings Purchase Corporation ("BSPC") was established in January 2002 in order to soften the impact on the stock market of sales of cross-shareholdings. BSPC began accepting share offers from financial institutions on February 15, 2002. It has been funded by financial institutions, including the Bank, which made initial contributions of (Yen)1,400 million ("preferred contributions"). BSPC will be disbanded when it sells all shares that it purchased from financial institutions, or by March 31, 2017 as discussed below, at the latest.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

BSPC has two accounts to purchase stock from financial institutions; the General Account and the Special Account. In the General Account, each selling financial institution funds the amounts of purchase by BSPC without guarantees by the Japanese government, and the financial institution will assume any gains or losses on sales by BSPC of the stocks. In the Special Account, each selling financial institution has to make contributions of 8% of the selling prices to BSPC for purchases made prior to the effective date of the amendment to the above-mentioned law to fund any future losses ("subordinated contributions"). The purchase amount in the Special Account is funded by borrowings guaranteed by the Japanese government with a limit of (Yen)2.0 trillion. The cumulative net loss on sales of stocks in the Special Account, which will not be determined and finalized before the liquidation of BSPC, will be compensated first by the subordinated contributions and then by the preferred contributions. If there is a remaining loss, the government, as a guarantor, will be liable for the loss. On the other hand, if there is a cumulative net asset at the time of the liquidation, the asset is first used to repay the preferred contributions and then to repay the subordinated contributions. After that if any remaining asset exists, it will be paid out and the amounts will be determined based on the amounts of the both contributions. The remaining gain over the double amount of contributions will belong to the Japanese government.

At the establishment in January 2002, the Bank paid (Yen)1,400 million to BSPC as preferred contributions. The Bank sold marketable equity securities with aggregate market values of (Yen)14,548 million and nil, respectively, for the years ended March 31, 2002 and 2003. At the time of sales, the Bank made to the Special Account subordinated contributions of (Yen)1,164 million and nil, respectively, for the years ended March 31, 2002 and 2003. Also, the Bank made loans to BSPC to fund its purchases of marketable equity securities, and the loans to BSPC, which are guaranteed by the Japanese government, amounted to
(Yen)35,600 million and (Yen)79,735 million, respectively, at March 31, 2002 and 2003. For the year ended March 31, 2003, the Bank evaluated its preferred contributions of (Yen)1,400 million and subordinated contributions of
(Yen)1,164 million for impairment, and recognized an impairment loss of
(Yen)2,564 million in total.

The Bank accounts for the transfers of marketable equity securities to the General Account, if any, as secured borrowings. With respect to the transfers of marketable equity securities to the Special Account, if the fair value of the securities sold to the Special Account is greater than 10% of the fair value of all securities held by the special account, the Group accounts for the subordinated contributions as a partial retained interest in the sale. The Group made no sale of securities whose fair value was greater than 10% of the fair value of all securities held by the Special Account until now. For the years ended March 31, 2002, the bank recognized a gain of (Yen)3,511 million on the sale of marketable equity securities to the Special Account.

On July 25, 2003, the Japanese government enacted a revision to the legislation forbidding banks from holding stocks in excess of their Tier I capital. The revision includes the extension of the effective date to September 30, 2006 after which banks will be forbidden from holding stocks in excess of Tier I capital. The revision also includes the extension of the lifespan of BSPC to March 31, 2017 and the abolition of subordinated contributions discussed above. The revision became effective in August 2003.

The Bank of Japan

The Bank of Japan began purchasing marketable equity securities at fair value from banks, including the Bank, from November 2002 aiming to enhance the stability of the Japanese financial system by reducing marketable equity securities from balance sheets of banks. Transfers of securities to the Bank of Japan are sales transactions without transferors' continuing involvement. The Bank sold marketable equity securities with an aggregate market value of
(Yen)51.5 billion to the Bank of Japan for the year ended March 31, 2003.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

5.  LOANS

Loans at March 31, 2002 and 2003 by domicile and type of industry of borrower are summarized below:

Classification of loan by industry is based on the industry segment loan classification as defined by the Bank of Japan.

                                                      2002                             2003
                                                 ---------------          -------------------------------
                                                      Old                      Old             New
                                                 classification           classification  classification
                                                 ---------------          --------------- ---------------
                                                                  (in millions)
Domestic:
   Manufacturing................................  (Yen)5,081,824          (Yen) 4,791,882 (Yen) 4,714,708
   Construction.................................       1,225,068                  995,918         995,918
   Real estate..................................       3,618,859                3,245,721       3,245,721
   Services.....................................       3,597,009                4,302,974       4,249,086
   Wholesale and retail.........................       5,142,845                4,880,193       4,723,010
   Banks and other financial institutions.......       2,201,470                1,800,592       1,800,592
   Communication and information services.......              --                       --       1,264,713
   Other industries.............................       2,781,122                3,621,243       2,644,775
   Consumer.....................................       6,687,523                6,994,224       6,994,224
                                                 ---------------          --------------- ---------------
       Total domestic...........................      30,335,720               30,632,747      30,632,747
                                                 ---------------          --------------- ---------------
Foreign:
   Governments and official institutions........         308,574                  227,685         227,685
   Banks and other financial institutions.......         493,800                  777,697         777,697
   Commercial and industrial....................       9,271,565                8,127,334       8,127,334
   Other........................................         644,003                  267,301         267,301
                                                 ---------------          --------------- ---------------
       Total foreign............................      10,717,942                9,400,017       9,400,017
                                                 ---------------          --------------- ---------------
Less unearned income and deferred loan fees--net          41,501                   40,387          40,387
                                                 ---------------          --------------- ---------------
       Total.................................... (Yen)41,012,161          (Yen)39,992,377 (Yen)39,992,377
                                                 ===============          =============== ===============

--------
Notes: The table includes loans held for sale of (Yen)3,178 million and
       (Yen)3,360 million at March 31, 2002 and 2003, respectively.

During the year ended March 31, 2003, the Bank of Japan changed the industry segment loan classification. Such change primarily includes an introduction of new "Communication and information services" category. Due to the introduction of the new category, certain businesses previously included in "Manufacturing," "Services," and "Other" industries were reclassified into "Communication and information services." This change is expected to provide a more transparent and detailed description of the loan portfolio. In response to the change, the Bank modified its loan reporting system. For the purpose of comparison, the information as of March 31, 2003 includes both loans outstanding, before allowance for credit losses, by type of industry based on the prior years' industry segment classification and the new industry segment classification.

Substantially all domestic loans are made under agreements which, as customary in Japan, provide that a bank may, under certain conditions, require the borrower to provide collateral (or additional collateral) or guarantees with respect to the loans, and that the bank may treat any collateral, whether furnished as security for loans or otherwise, as collateral for all indebtedness to the bank. At March 31, 2002 and 2003, such collateralized loans

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES originated by the Group, which were principally collateralized by real estate, marketable securities and accounts receivable, amounted to (Yen)6,088,062 million and (Yen)5,859,822 million, respectively, which represented 20% and 19%, respectively, of the total domestic loans at March 31, 2002 and 2003.

Nonaccrual and restructured loans were (Yen)3,226,495 million and
(Yen)2,097,576 million at March 31, 2002 and 2003, respectively. Had interest on these loans been accrued at the original terms of agreement, gross interest income on such loans for the years ended March 31, 2002 and 2003 would have been approximately (Yen)85.2 billion and (Yen)63.6 billion, respectively, of which approximately (Yen)61.2 billion and (Yen)47.1 billion, respectively, was included in interest income on loans in the accompanying consolidated statements of operations. Accruing loans contractually past due 90 days or more were (Yen)17,786 million and (Yen)18,078 million at March 31, 2002 and 2003, respectively.

Impaired Loans

The Group's impaired loans primarily include nonaccrual loans and restructured loans. A summary of the recorded balances of impaired loans and related impairment allowance at March 31, 2002 and 2003 is shown below:

                                                 2002                        2003
                                      --------------------------- ---------------------------
                                         Recorded     Impairment     Recorded     Impairment
                                       loan balance   allowance    loan balance   allowance
                                      -------------- ------------ -------------- ------------
                                                           (in millions)
Requiring an impairment allowance.... (Yen)2,757,488 (Yen)978,462 (Yen)1,855,556 (Yen)675,759
Not requiring an impairment allowance        372,753           --        133,051           --
                                      -------------- ------------ -------------- ------------
Total................................ (Yen)3,130,241 (Yen)978,462 (Yen)1,988,607 (Yen)675,759
                                      ============== ============ ============== ============

--------
Notes: In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of (Yen)3,178 million and
       (Yen)3,185 million at March 31, 2002 and 2003, respectively.

The average recorded investments in impaired loans were approximately
(Yen)2,420 billion, (Yen)3,255 billion and (Yen)2,585 billion, respectively, for the years ended March 31, 2001, 2002 and 2003.

For the years ended March 31, 2001, 2002 and 2003, the Group recognized interest income of approximately (Yen)46.0 billion, (Yen)62.9 billion and
(Yen)57.3 billion, respectively, on impaired loans. Interest income on nonaccrual loans was recognized on a cash basis when ultimate collectibility of principal is certain; otherwise, cash receipts are applied as principal reductions. Interest income on accruing impaired loans, including restructured loans, was recognized on an accrual basis to the extent that the collectibility of interest income was reasonably certain based on management's assessment.

Lease Receivable

As part of its financing activities, the Bank enters into leasing arrangements with customers. The Bank's leasing operations are performed through leasing subsidiaries and consist principally of direct financing leases involving various types of data processing equipment, office equipment and transportation equipment.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

As of March 31, 2002 and 2003, the components of the investment in direct financing leases were as follows:

                                                     2002          2003
                                                 ------------  ------------
                                                        (in millions)
    Minimum lease payment receivable............ (Yen)510,180  (Yen)683,034
    Estimated residual values of leased property       49,225        64,537
    Less--unearned income.......................      (47,251)      (61,222)
                                                 ------------  ------------
    Net investment in direct financing leases... (Yen)512,154  (Yen)686,349
                                                 ============  ============

Future minimum lease payment receivables under noncancelable leasing agreements as of March 31, 2003 are as follows:

                                                        Direct
                                                       financing
                                                        leases
                                                     -------------
                                                     (in millions)
             Year ending March 31:
                2004................................ (Yen)162,485
                2005................................      139,041
                2006................................       96,139
                2007................................       62,732
                2008................................       36,915
                2009 and thereafter.................      185,722
                                                     ------------
             Total minimum lease payment receivables (Yen)683,034
                                                     ============

Government-led Loan Restructuring Program

Under the legislation enacted by the Japanese Diet in June 1996, which incorporates the restructuring program for the loans of seven failed housing-loan companies (the "Jusen"), the Deposit Insurance Corporation ("DIC") established a Housing Loan Corporation ( "HLAC") to collect and dispose of the loans of the liquidated Jusen. In 1999, HLAC merged with the Resolution and Collection Bank Limited to create the Resolution and Collection Corporation ("RCC"), which is wholly owned by the DIC.

Financial institutions, including the Group, waived the repayment of substantial amounts of the loans to the Jusen and transferred the remaining balances to HLAC. Financial institutions were requested to make loans to HLAC to finance its collection activities, and in the year ended March 31, 1997 the Group made loans of (Yen)184,197 million with the original maturity term of 15 years. As of March 31, 2002 and 2003, the Group had loans of (Yen)171,160 million. The 15-year term loans to HLAC, which are guaranteed by the DIC under the legislation and the loan agreements, mature in 2011 and earn interest at TIBOR (Tokyo Interbank Offered Rate) plus 0.125%. The terms and conditions on the loans of other financial institutions to HLAC are the same except for agricultural financial institutions.

Under this restructuring program, a Financial Stabilization Fund (the "Special Fund") was established within the DIC, and the Bank of Japan and other financial institutions established another fund (the "New Fund"). These funds are principally invested in Japanese government bonds. The Group made non-interest-earning deposits of (Yen)111,124 million with the Special Fund and the New Fund in the year ended March 31, 1997. The deposit balances as of March 31, 2002 and 2003, which are included in Other Assets, were (Yen)77,032 million and (Yen)79,528

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES million, respectively, reflecting a present value discount and subsequent amortization of the discount during the period until the expected maturity date. The non-interest-earning deposits with these funds are expected to mature in 15 years from the deposit dates, which coincides with the planned operational lifespan of HLAC.

It is uncertain what losses (so-called "stage two loss"), if any, may ultimately be incurred by RCC through the collection of the Jusen loans during the 15-year term. If any such losses ultimately occur, the Japanese government will be liable for half of such losses, and the investment income to be earned by the Special Fund during the 15 years is to be used to cover the remaining half of the losses. The investment income to be earned by the New Fund during the 15 years is used to compensate for a portion of the public funds used for the Jusen restructuring.

Although the impact on future financial results is subject to reasonable estimation, at this time management believes all loans and deposits will be collectible according to their respective terms.

Sales of Loans

The Group originates various of types loans to corporate and individual customers in Japan and overseas in the normal course of its business. The Financial Services Agency of Japan (the "FSA") announced in October 2002 that it will strive to reduce the aggregate ratio of nonperforming credits to total credits of major Japanese banks, including the Group, to about half by March 31, 2005. Pursuant to the FSA's policy and in order to improve its loan quality, the Group actively disposed of nonperforming loans during the year ended March 31, 2003. Most of such nonperforming loans were disposed of by sales to third party purchases including RCC without any continuing involvements. Management of the Group generally decides on approvals for disposals after the significant sales terms, including prices, are negotiated. As such, loans are disposed of by sales shortly after the loans are transferred to held for sale classification. For the years ended March 31, 2002 and 2003, the losses on sales of loans, which represents an additional provision for credit losses on such decision, were (Yen)15,607 million and (Yen)44,410 million, respectively. The gain on sales of loans was (Yen)2,001 million for the year ended March 31, 2001. Such losses and gains are included in provision for credit losses in the accompanying consolidated statements of operations.

Loan Securitization

The Group had no significant transfers of loans in securitization transactions accounted for as sales for the years ended March 31, 2002 and 2003, and did not retain any significant interests associated with loans transferred in securitizations at March 31, 2003.

Related party loans

In some cases, the Bank and its banking subsidiaries make loans to related parties, including their directors and executive officers, as a course of their normal commercial banking business. At March 31, 2002 and 2003, outstanding loans to such related parties were immaterial.

In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. For the years ended March 31, 2001, 2002 and 2003, there were no loans to related parties that were charged-off. Additionally, at March 31, 2002 and 2003, there were no loans to related parties that were impaired.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

6.  ALLOWANCE FOR CREDIT LOSSES

Changes in the allowance for credit losses for the years ended March 31, 2001, 2002 and 2003 are shown below:

                                                                 2001           2002            2003
                                                            -------------- --------------  --------------
                                                                            (in millions)
Balance at beginning of year............................... (Yen)1,137,181 (Yen)1,385,010  (Yen)1,341,608
                                                            -------------- --------------  --------------
Provision for credit losses................................        665,954        470,224         304,940
                                                            -------------- --------------  --------------
Charge-offs................................................        480,047        513,989         640,122
Less--Recoveries...........................................         34,780         48,809          66,648
                                                            -------------- --------------  --------------
Net charge-offs............................................        445,267        465,180         573,474
                                                            -------------- --------------  --------------
Other, principally foreign exchange translation adjustments         27,142          9,056         (14,441)
Deconsolidation of Nippon Trust Bank.......................             --        (57,502)             --
                                                            -------------- --------------  --------------
Balance at end of year..................................... (Yen)1,385,010 (Yen)1,341,608  (Yen)1,058,633
                                                            ============== ==============  ==============

As explained in Note 5, nonperforming loans were actively disposed of by sale during recent years. The allocated allowance for credit losses for such loans were removed from the allowance for credit losses and transferred to the valuation allowance for loan held for sale upon decision to sell. Net charge-offs in the above table include the decrease in allowance for credit losses due to loan disposal activity amounting to (Yen)39.4 billion, (Yen)144.1 billion and (Yen)310.7 billion for the years ended March 31, 2001, 2002 and 2003, respectively.

7.  PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2002 and 2003 consisted of the following:

                                             2002           2003
                                        -------------- --------------
                                                (in millions)
          Land......................... (Yen)  119,361 (Yen)  112,808
          Buildings....................        327,647        320,808
          Equipment and furniture......        468,054        435,973
          Leasehold improvements.......        214,373        215,822
          Construction in progress.....          3,243         12,057
                                        -------------- --------------
             Total.....................      1,132,678      1,097,468
          Less accumulated depreciation        611,570        611,903
                                        -------------- --------------
          Premises and equipment--net.. (Yen)  521,108 (Yen)  485,565
                                        ============== ==============

Premises and equipment include capitalized leases, principally related to data processing equipment, which amounted to (Yen)35,041 million and (Yen)37,083 million of acquisition cost at March 31, 2002 and 2003, respectively. Accumulated depreciation on such capitalized leases at March 31, 2002 and 2003 amounted to (Yen)15,490 million and (Yen)21,295 million, respectively.

Depreciation expense of premises and equipment for the years ended March 31, 2001, 2002 and 2003 was (Yen)52,745 million, (Yen)59,594 million and
(Yen)53,961 million, respectively.

In March 1999, the Bank sold a 50% undivided interest in each of its head office land and building (including structure and equipment) for (Yen)91,500 million and of its main office land and building (including structure and equipment) for (Yen)9,100 million to a real estate company. At the same time, the Bank entered an agreement to lease back the 50% undivided interests of the buildings sold from the buyer over a period of 7 years. the Bank

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES accounted for these transactions as financing arrangements, and recorded the total proceeds of (Yen)100,600 million as a financing obligation. Under the lease agreement, the Bank made non-interest-bearing deposits of (Yen)8,000 million with the buyer-lessor in March 1999. The lease payments are determined each year upon negotiations with the buyer-lessor, based on future market conditions and expenditures for significant improvements and related expenses of the buildings to be born by the buyer-lessor. The lease agreement is noncancelable during the lease period of 7 years. At the end of lease, the Bank has no obligations or options specified in the lease agreement.

At March 31, 2002 and 2003, the financing obligation was (Yen)101,806 million and (Yen)102,208 million, respectively, and total rental payments amounted to
(Yen)6,504 million and (Yen)6,190 million, respectively, for the years ended March 31, 2002 and 2003.

In the year ended at March 31, 2003, the Group recognized (Yen)11,112 million of impairment losses for long-lived assets, primarily domestic real estate to be disposed of, which were formerly used for its domestic banking operations such as Retail and Corporate Banking of the Bank. In addition, (Yen)415 million of impairment losses were recognized for real estate held for sale. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if any, or estimated price based on appraised value.

8.  GOODWILL AND OTHER INTANGIBLE ASSETS

As discussed in Note 1, on April 1, 2002, the Group adopted SFAS No. 142 which requires that goodwill, formerly subject to amortization, no longer be amortized and be tested for impairment at least annually. Further, SFAS No.142 requires that intangible assets with finite useful lives continue to be amortized over their useful lives while intangible assets with indefinite lives no longer be amortized and subject to impairment testing at least annually.

On April 1, 2002, the Group has performed the required transitional impairment tests of goodwill and intangible assets with indefinite lives upon adoption of SFAS No. 142. The initial adoption resulted in a cumulative adjustment charge to earnings of (Yen)532 million related to the impairment of goodwill. Such cumulative adjustment primarily resulted from an impairment of goodwill related to a U.S. leasing business and was measured using the discounted future cash flow method. Intangible assets with indefinite lives, which were amortized in the prior periods, were immaterial.

Goodwill

The changes in the carrying amount of goodwill by business segment during the year ended March 31, 2003 are as follows:

                                                      Global
                                                     Corporate Investment Mitsubishi
                                                      Banking   Banking   Securities     UNBC        Total
                                                     --------- ---------- ---------- -----------  -----------
                                                                           (in millions)
Balance at March 31, 2002........................... (Yen) 23  (Yen) 509   (Yen) --  (Yen)11,169  (Yen)11,701
Impairment recognized by the transitional impairment
  test..............................................      (23)      (509)        --           --         (532)
Goodwill acquired during the year...................       --         --        383        9,646       10,029
Reclassified to core deposit intangible.............       --         --         --       (1,799)      (1,799)
Foreign currency translation adjustments and other..       --         --         --         (966)        (966)
                                                     --------  ---------   --------  -----------  -----------
Balance at March 31, 2003........................... (Yen) --  (Yen)  --   (Yen)383  (Yen)18,050  (Yen)18,433
                                                     ========  =========   ========  ===========  ===========

See Note 27 for the business segment information of the Group.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Net income (loss) and amounts per common share for the years ended March 31, 2001, 2002 and 2003 adjusted to exclude amortization expense related to goodwill are as follows:

                                                                                      Year ended March 31,
                                                                           ------------------------------------------
                                                                                2001           2002          2003
                                                                           -------------  -------------  ------------
Net income (loss) (in millions):
Reported income (loss).................................................... (Yen)(107,684) (Yen)(132,671) (Yen)248,978
Goodwill amortization.....................................................         5,014          4,571            --
                                                                           -------------  -------------  ------------
Adjusted net income (loss)................................................ (Yen)(102,670) (Yen)(128,100) (Yen)248,978
                                                                           =============  =============  ============
Basic earnings (loss) per share (in yen):
Reported basic earnings (loss) per share--net income (loss) available to common shareholders..................................................... (Yen)  (24.47) (Yen)  (29.82) (Yen)  52.49
Goodwill amortization.....................................................          1.07           1.03            --
                                                                           -------------  -------------  ------------
Adjusted basic earnings (loss) per share--net income (loss) available to common shareholders..................................................... (Yen)  (23.40) (Yen)  (28.79) (Yen)  52.49
                                                                           =============  =============  ============
Diluted earnings (loss) per share (in yen):
Reported diluted earnings (loss) per share--net income (loss) available to common shareholders..................................................... (Yen)  (24.47) (Yen)  (29.82) (Yen)  49.11
Goodwill amortization.....................................................          1.07           1.03            --
                                                                           -------------  -------------  ------------
Adjusted diluted earnings (loss) per share--net income (loss) available to common shareholders..................................................... (Yen)  (23.40) (Yen)  (28.79) (Yen)  49.11
                                                                           =============  =============  ============

Other intangible assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of intangible assets at March 31, 2002 and 2003:

                                                   2002                                     2003
                                 ---------------------------------------- ----------------------------------------
                                 Gross carrying Accumulated  Net carrying Gross carrying Accumulated  Net carrying
                                     amount     amortization    amount        amount     amortization    amount
                                 -------------- ------------ ------------ -------------- ------------ ------------
                                                                   (in millions)
Intangible assets subject to
  amortization:
   Software.....................  (Yen)212,832  (Yen)121,736 (Yen) 91,096  (Yen)300,084  (Yen)171,223 (Yen)128,861
   Core deposit intangible......         3,291         2,605          686         5,177         3,664        1,513
   Other........................        18,585        12,412        6,173         7,503         3,156        4,347
                                  ------------  ------------ ------------  ------------  ------------ ------------
       Total....................  (Yen)234,708  (Yen)136,753       97,955  (Yen)312,764  (Yen)178,043      134,721
                                  ============  ============               ============  ============
Intangible assets recorded in
  connection with the additional
  minimum pension liabilities
  under SFAS No.87 (See
  Note 15)......................                                   31,440                                    5,626
Intangible assets not subject to
  amortization..................                                    6,611                                    7,360
                                                             ------------                             ------------
Total...........................                             (Yen)136,006                             (Yen)147,707
                                                             ============                             ============

Intangible assets subject to amortization acquired during the year ended March 31, 2003 amounted (Yen)80,086 million, which primarily consist of capitalized cost of software. The weighted average amortization period for capitalized software is five years, and the amount of its residual value is immaterial.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

                                            (in millions)
                                            -------------
                      Year ending March 31,
                           2004............  (Yen)38,087
                           2005............       33,532
                           2006............       27,312
                           2007............       18,474
                           2008............        7,815

9.  INCOME TAXES

The detail of current and deferred income tax expense (benefit) for the years ended March 31, 2001, 2002 and 2003 was as follows:

                                                                                2001           2002           2003
                                                                           -------------  -------------  -------------
                                                                                          (in millions)
Current:
   Domestic............................................................... (Yen)  52,398  (Yen)  (8,933) (Yen)  18,934
   Foreign................................................................        46,792         35,982         41,845
                                                                           -------------  -------------  -------------
       Total..............................................................        99,190         27,049         60,779
                                                                           -------------  -------------  -------------
Deferred:
   Domestic...............................................................       (83,701)       (92,372)       (52,357)
   Foreign................................................................        (9,517)       (14,185)        15,416
                                                                           -------------  -------------  -------------
       Total..............................................................       (93,218)      (106,557)       (36,941)
                                                                           -------------  -------------  -------------
   Income tax expense (benefit)...........................................         5,972        (79,508)        23,838
                                                                           -------------  -------------  -------------
Income tax expense reported in cumulative effect of a change in
  accounting principle....................................................            --          3,523             --
                                                                           -------------  -------------  -------------
Income tax expense (benefit) reported in shareholder's equity relating to:
   Investment securities available for sale...............................      (378,075)      (179,317)      (256,383)
   Cumulative effect of a change in accounting principle..................            --            808             --
   Derivatives qualifying for cash flow hedges............................            --          1,289            513
   Minimum pension liability adjustments..................................       (35,042)       (35,750)       (34,295)
   Foreign currency translation adjustments...............................        13,033         (4,714)        (3,299)
                                                                           -------------  -------------  -------------
       Total..............................................................      (400,084)      (217,684)      (293,464)
                                                                           -------------  -------------  -------------
Total..................................................................... (Yen)(394,112) (Yen)(293,669) (Yen)(269,626)
                                                                           =============  =============  =============

Income taxes in Japan applicable to the Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 38.6%, 38.0% and 38.0%, respectively, for the years ended March 31, 2001, 2002 and 2003. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

In March 2003, the MTFG's application to file its tax returns under the consolidated corporate-tax system was approved by the Japanese tax authorities, and the consolidated corporate-tax system has become effective for the year ended March 31, 2003. At March 31, 2003, the tax-related receivable from MTFG, which was included in other assets, was (Yen)8,109 million. The Group, however, has used the separate return method of allocation. Under

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES the separate return method of allocation, current and deferred taxes for the year ended March 31, 2003 was determined by applying the requirements of FASB No. 109 as if the Group was filing a separate tax return. Although the consolidated tax system requires to pay, for the years ended March 31, 2003 and ending March 31, 2004, a surcharge tax of 2.0% of taxable income in addition to the national corporate income tax rate. The Group reflected a tax provision calculated on the separate tax return basis and the combined normal effective statutory tax rate of the Group did not change.

On March 30, 2000, the Tokyo Metropolitan Assembly passed a new tax rule that changed the basis on which it taxes large banks conducting business in Tokyo. The Bank is subject to the new rule. The new rule requires large banks to pay a 3.0% local tax on their gross operating income derived from their Tokyo operations for a period of five years commencing April 1, 2000.

On May 30, 2000, the Osaka Prefectural Assembly also passed a new tax rule that is substantially the same as the rule approved by the Tokyo Metropolitan Assembly. The new rule requires large banks to pay a 3.0% local tax on their gross operating income derived from Osaka operations for a period of five years commencing April 1, 2001. The new rules resulted in a decrease in the normal effective statutory rate by 0.6% to 38.0%. As a result of the change in tax rates, income tax expenses increased (Yen)8,533 million for the year ended March 31, 2001.

Banks subject to the new tax rule, including the Bank, filed a complaint in October 2000 with the Tokyo District Court, calling for nullification of the new tax, which they claimed, unfairly targets banks. On March 26, 2002, the Tokyo District Court rejected the new tax enacted by the Tokyo Metropolitan Assembly. The court ordered the Tokyo Metropolitan Government to refund
(Yen)72.4 billion in tax payments to 18 major banks and to pay an additional
(Yen)1.8 billion in compensation.

On March 29, 2002, the Metropolitan Government lodged an appeal at the Tokyo High Court. Following the decision of the Tokyo District Court, 16 major banks filed a lawsuit on April 4, 2002 with the Osaka District Court against the Osaka Prefectural Government, seeking to nullify the new tax rule. In response to the lawsuit, on May 30, 2002, the Osaka Prefectural Government enacted a revised tax rule that changed the taxation for the year ended March 31, 2002 and the years subject to the new tax rule. Under the revised tax rule, for the years ended March 31, 2002 and 2003, large banks became subject to local taxes based on the lower of the 3.0% local tax on their gross operating income or the local tax computed based on net income. As a result of the revisions, the Bank did not pay any local taxes to the Osaka Prefectural Government for the years ended March 31, 2002 and 2003. The Bank incurred new local taxes to the Tokyo Metropolitan Government of (Yen)14.7 billion, (Yen)14.6 billion and (Yen)15.0 billion for the years ended March 31, 2001, 2002 and 2003, respectively. Had the Bank paid the local taxes based on net income under the former rule, tax expense would have been (Yen)6.6 billion for the year ended March 31, 2001, and zero for the years ended March 31, 2002 and 2003.

On January 30, 2003, the Tokyo High Court also rejected the new tax rule and ordered the Tokyo Metropolitan Government to refund tax payments that the banks had paid over the past two years, which represents the difference between the 3.0% tax on the gross operating profits paid by the banks and the amount computed based on net income under the former rule. The order includes the refund of (Yen)21.8 billion to the Bank. However, the Tokyo High Court reversed the lower court on the issue of additional compensation. The Tokyo Metropolitan Government appealed this decision to the Supreme Court of Japan. To date, there have been no decisions made by the Osaka District Court. Given the fact that the legal process has not been completed, the Group has not recorded any gain in the Group's consolidated financial statements.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

In March 2003, the Japanese government amended the local tax law. Under the amended local tax law, a corporation size-based enterprise tax will be effective, which will supersede the current enterprise tax, including the local taxes levied by the Tokyo Metropolitan Government and Osaka Prefectural Government, from the year ending March 31, 2005. As a result, the normal effective statutory tax rate for the year ending March 31, 2005 will be approximately 40.5% effective April 1, 2004. The respective newly enacted rates were used in calculating the future expected tax effects of temporary differences as of March 31, 2003 that are expected to reverse during and subsequent to the year ending March 31, 2005. The change in tax rate resulted in a decrease of (Yen)63,938 million in income tax expense for the year ended March 31, 2003.

A reconciliation of the effective income tax rate reflected in the accompanying consolidated statements of operations to the combined normal effective statutory tax rate for the years ended March 31, 2001, 2002 and 2003 was as follows:

                                                                        2001   2002   2003
                                                                        ----  -----  -----
Combined normal effective statutory tax rate........................... 38.6%  38.0%  38.0%
Increase (decrease) in taxes resulting from:
   Nondeductible expenses..............................................  2.1    0.3    3.1
   Goodwill amortization...............................................  1.3    0.8     --
   Dividends from foreign subsidiaries.................................  8.5    3.8    3.8
   Foreign tax credit and payments..................................... (3.2)  (2.4)   8.3
   Lower tax rates applicable to income of foreign subsidiaries........ (3.7)  (4.3)  (0.8)
   Foreign income exempted for income tax purpose...................... (2.1)  (0.7)  (0.0)
   Foreign tax assessment (refund).....................................  1.1   (1.0)  (1.2)
   Minority interest...................................................  6.4    4.0    1.1
   Change in valuation allowance.......................................  3.5   17.2    4.5
   Expiration of loss carryforwards of subsidiaries.................... 25.9     --     --
   Enacted change in tax rates.........................................  8.4     --  (23.4)
   Realization of previously unrecognized tax benefits of subsidiaries.   --  (16.6) (24.9)
   Other--net.......................................................... (3.7)   0.4    0.2
                                                                        ----  -----  -----
Effective income tax rate..............................................  5.9%  36.5%   8.7%
                                                                        ====  =====  =====

In calculating the effective income tax rate for the years ended March 31, 2001 and 2002, the reconciling items were subtracted from the combined normal effective statutory tax rate since loss before income tax benefit was recorded in each year.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Deferred tax assets and liabilities are computed for each tax jurisdiction using current enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the Group's net deferred tax assets at March 31, 2002 and 2003 were as follows:

                                                                                    2002           2003
                                                                               -------------  --------------
                                                                                       (in millions)
Deferred tax assets:
   Allowance for credit losses................................................ (Yen) 721,505  (Yen)  522,984
   Net operating loss carryforwards...........................................       157,491         651,459
   Accrued severance indemnities and pension liabilities......................        97,187         135,223
   Investment securities......................................................            --         127,562
   Non-interest-earning funds with Special Fund and the New Fund (See Note 5).        10,357           9,963
   Other real estate owned....................................................         5,245             223
   Accrued liabilities and other..............................................        48,849          59,388
   Sale-and-leaseback transactions............................................        36,338          38,885
   Foreign currency translation losses on foreign currency debt...............        24,693              --
   Depreciation...............................................................         8,891          10,657
   Valuation allowance........................................................      (135,186)       (167,421)
                                                                               -------------  --------------
       Total deferred tax assets..............................................       975,370       1,388,923
                                                                               -------------  --------------
Deferred tax liabilities:
   Investment securities......................................................        18,376              --
   Deferred profit on property for income tax purposes........................        11,999          11,272
   Equipment and auto leasing.................................................       102,671          96,858
   Derivative financial instruments...........................................        12,812          25,780
   Other......................................................................         5,295           5,510
                                                                               -------------  --------------
       Total deferred tax liabilities.........................................       151,153         139,420
                                                                               -------------  --------------
Net deferred tax assets....................................................... (Yen) 824,217  (Yen)1,249,503
                                                                               =============  ==============

The valuation allowance was provided primarily against deferred tax assets recorded at the Group's domestic subsidiaries with operating loss carryforwards. The net change in the valuation allowance for deferred income tax assets was a decrease of (Yen)70,180 million and an increase of (Yen)32,235 million for the years ended March 31, 2002 and 2003, respectively, which primarily reflected a decrease or an increase in such operating loss carryforwards of these subsidiaries.

At March 31, 2003, the Group had operating loss carryforwards of (Yen)1,607,289 million and tax credit carryforwards of (Yen)4,099 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

                                        Operating loss  Tax credit
                                        carryforwards  carryforwards
                                        -------------- -------------
                                               (in millions)
            Year ending March 31:
               2004.................... (Yen)    3,032  (Yen)   --
               2005....................         31,399          --
               2006....................         52,958          --
               2007....................        219,937          --
               2008 and thereafter.....      1,273,757       3,951
            No definite expiration date         26,206         148
                                        --------------  ----------
                   Total............... (Yen)1,607,289  (Yen)4,099
                                        ==============  ==========

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Income taxes are not provided on undistributed earnings of foreign subsidiaries, which are considered to be indefinitely reinvested in the operations of such subsidiaries. At March 31, 2003, such undistributed earnings of foreign subsidiaries amounted to approximately (Yen)216 billion. Determination of the amount of unrecognized deferred tax liabilities with respect to these undistributed earnings is not practicable because of the complexity associated with its hypothetical calculation including foreign withholding taxes and foreign tax credits. The Bank has neither plans nor the intention of disposing of investments in foreign subsidiaries and, accordingly, does not expect to record capital gains or losses, or otherwise monetize its foreign subsidiaries' undistributed earnings. Rather, the Bank will receive a return on investments in foreign subsidiaries by way of dividends.

Income (loss) before income tax expense (benefit) for the years ended March 31, 2001, 2002 and 2003 was as follows:

                                   2001           2002          2003
                              -------------  -------------  ------------
                                            (in millions)
       Domestic income (loss) (Yen)(208,707) (Yen)(292,445) (Yen)190,720
       Foreign income........       106,995         74,399        82,628
                              -------------  -------------  ------------
          Total.............. (Yen)(101,712) (Yen)(218,046) (Yen)273,348
                              =============  =============  ============

10.  PLEDGED ASSETS AND COLLATERAL

Pledged Assets

At March 31, 2003, assets mortgaged, pledged, or otherwise subject to lien were as follows:

                                              (in millions)
                                              --------------
                   Due from banks............ (Yen)       49
                   Trading account securities      1,792,344
                   Investment securities.....      3,082,481
                   Loans.....................        642,663
                   Other.....................         20,698
                                              --------------
                      Total.................. (Yen)5,538,235
                                              ==============

The above pledged assets are classified by type of liabilities to which they relate as follows:

                                                                         (in millions)
                                                                         --------------
Deposits................................................................ (Yen)  240,809
Call money and funds purchased..........................................        813,427
Payables under repurchase agreements and securities lending transactions      3,563,925
Other short-term borrowings and long-term debt..........................        920,014
Other...................................................................             60
                                                                         --------------
   Total................................................................ (Yen)5,538,235
                                                                         ==============

In addition, at March 31, 2003, certain investment securities, principally Japanese national government and Japanese government agency bonds, aggregating
(Yen)2,644,410 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Tokyo Bankers Association, for derivative transactions and for certain other purposes.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Under Japanese law, Japanese banks are required to maintain certain minimum reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2002 and 2003, the reserve funds maintained by the Group, which are included in Cash and Due from Banks and Interest-earning Deposits in Other Banks, were (Yen)388,838 million and (Yen)2,408,184 million, respectively. Average reserves during the years ended March 31, 2002 and 2003 were (Yen)565,972 million and (Yen)1,191,727 million, respectively.

Collateral

The Group accepts and provides financial assets as collateral for transactions, principally commercial loans, repurchase agreements and securities lending transactions, call money, and derivatives. Financial assets eligible for such collateral include, among others, marketable equity securities, trade and note receivables and certificates of deposit.

Secured parties, including creditors and counterparties to certain transactions with the Group, may sell or repledge financial assets provided as collateral. Certain contracts, however, may not be specific about the secured party's right to sell or repledge collateral under the applicable statutes and, therefore, whether or not the secured party is permitted to sell or repledge a collateral would differ depending on the interpretations of specific provisions of the existing statutes, contract or certain market practices. If the Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the Group reports such pledged financial assets separately on the face of the consolidated balance sheets. At March 31, 2003, the Group pledged (Yen)1,833 billion of collateral that may not be sold or repledged by the secured parties.

The Group accepts collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that the Group may require the customer to provide collateral or guarantors with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability is authorized by applicable legislation. In principle, Japanese legislation permits the Group to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the Group did not sell or repledge nor does plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor's default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor's default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party's disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2003, the fair value of the collateral accepted by the Group that is permitted to be sold or repledged was approximately (Yen)6,072 billion, of which approximately
(Yen)3,025 billion was sold or repledged. The amount includes the collateral that may be repledged under the current Japanese legislation but the Group does not dispose of before counterparties' default in accordance with the customary practice within the Japanese banking industry.

11.  DEPOSITS

The balances of time deposits, including certificates of deposit ("CDs"), issued in amounts of (Yen)10 million (approximately US$85 thousand at the Federal Reserve Bank of New York's noon buying rate on March 31, 2003) or more with respect to domestic deposits and issued in amounts of US$100,000 or more with respect to

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES foreign deposits were (Yen)11,420,237 million and (Yen)5,792,811 million, respectively, at March 31, 2002, and (Yen)11,831,911 million and (Yen)4,494,254 million, respectively, at March 31, 2003.

The maturity information at March 31, 2003 for domestic and foreign time deposits, including CDs, is summarized as follows:

                                                Domestic        Foreign
                                             --------------- --------------
                                                     (in millions)
    Due in one year or less................. (Yen)15,280,561 (Yen)5,993,241
    Due after one year through two years....       1,432,689        108,733
    Due after two years through three years.       1,316,513         64,755
    Due after three years through four years         205,004          3,642
    Due after four years through five years.         317,933          6,631
    Due after five years....................          35,787          4,489
                                             --------------- --------------
       Total................................ (Yen)18,588,487 (Yen)6,181,491
                                             =============== ==============

12.  DEBENTURES

In Japan, certain banks, including the Bank, were authorized to issue discount and coupon debentures in the domestic market under applicable banking laws. The Bank of Tokyo, Ltd., which merged with The Mitsubishi Bank, Limited to create the Bank, was authorized to issue such debentures and, after the merger in 1996, the Bank was also permitted to issue discount and coupon debentures in the domestic market through March 2002 under the Law concerning the Merger and Conversion of Financial Institutions of Japan.

Debentures at March 31, 2002 and 2003 comprised the following:

                                                                                          2002          2003
                                                                                     -------------- ------------
                                                                                            (in millions)
One-year discount debentures, net of amortized discount of (Yen)98 million in 2002--
  discount at issuance of 0.01% to 0.04% in 2002.................................... (Yen)  824,722 (Yen)     --
Three-year coupon debentures with interest of 0.02% to 0.30% (0.02% to 0.80% in
  2002).............................................................................        655,101      260,880
Five-year coupon debentures with interest of 0.80% to 1.70% (0.80% to 2.10% in
  2002).............................................................................        795,650      375,180
                                                                                     -------------- ------------
   Total............................................................................ (Yen)2,275,473 (Yen)636,060
                                                                                     ============== ============

The following is a summary of maturities of debentures subsequent to March 31, 2003:

                                            (in millions)
                                            -------------
                      Year ending March 31:
                         2004.............. (Yen)382,782
                         2005..............      253,278
                                            ------------
                             Total......... (Yen)636,060
                                            ============

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

13.  CALL LOANS AND FUNDS SOLD, AND CALL MONEY AND FUNDS PURCHASED

A summary of funds transactions for the years ended March 31, 2001, 2002 and 2003 is as follows:

                                                         2001              2002              2003
                                                   ----------------  ----------------  ----------------
                                                                       (in millions)
Average balance during the year:
   Call money and funds purchased.................   (Yen)1,792,201    (Yen)1,872,937    (Yen)1,770,896
   Call loans and funds sold......................        1,073,937         1,199,028           637,078
                                                   ----------------  ----------------  ----------------
Net funds purchased position......................     (Yen)718,264      (Yen)673,909    (Yen)1,133,818
                                                   ----------------  ----------------  ----------------
Call money and funds purchased:
   Outstanding at end of year:
       Amount.....................................   (Yen)2,319,624    (Yen)2,521,520    (Yen)2,436,308
       Principal range of maturities.............. 1 day to 30 days  1 day to 30 days  1 day to 30 days
       Weighted average interest rate.............             0.79%             0.37%             0.23%
   Maximum balance at any month-end during the
     year.........................................   (Yen)2,395,429    (Yen)2,522,022    (Yen)2,569,100
   Weighted average interest rate paid during the
     year.........................................             1.25%             0.80%             0.41%

Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.

14.  SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2002 and 2003, the Group had unused lines of credit amounting to
(Yen)3,171,254 million and (Yen)2,441,994 million, respectively. The amounts principally consist of the lines of collateralized intraday overdrafts without interest charges and collateralized overnight loans on bills at the official discount rate granted by the Bank of Japan, which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The Group may borrow from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Other short-term borrowings at March 31, 2002 and 2003 comprised the following:

                                                                               2002            2003
                                                                          --------------  --------------
                                                                                   (in millions)
Domestic offices:
   Loans on notes and acceptances transferred with recourse (rediscount). (Yen)1,116,540  (Yen)  753,970
   Commercial paper......................................................        136,000          15,000
   Borrowings from financial institutions................................        418,977         259,909
   Other.................................................................        324,692         221,416
                                                                          --------------  --------------
       Total domestic offices............................................      1,996,209       1,250,295
                                                                          --------------  --------------
Foreign offices:
   Commercial paper......................................................        198,367         221,209
   Other.................................................................        118,651          71,169
                                                                          --------------  --------------
       Total foreign offices.............................................        317,018         292,378
                                                                          --------------  --------------
       Total.............................................................      2,313,227       1,542,673
Less unamortized discount................................................             95              64
                                                                          --------------  --------------
Other short-term borrowings--net......................................... (Yen)2,313,132  (Yen)1,542,609
                                                                          ==============  ==============
Weighted average interest rate on outstanding balance at end of year.....           1.38%           0.76%

A summary of other short-term borrowing transactions for the years ended March 31, 2001, 2002 and 2003 is as follows:

                                                      2001            2002            2003
                                                 --------------  --------------  --------------
                                                                  (in millions)
Average balance outstanding during the year..... (Yen)1,755,139  (Yen)1,552,570  (Yen)1,566,099
Maximum balance at any month-end during the year      3,099,159       2,517,923       1,790,728
Weighted average interest rate during the year..           1.54%           2.81%           1.70%

Long-term debt (with original maturities of more than one year) at March 31, 2002 and 2003 comprised the following:

                                                                                             2002           2003
                                                                                        -------------- --------------
                                                                                                (in millions)
The Bank:
   Obligations under capital leases.................................................... (Yen)   26,122 (Yen)   22,407
   Obligation under sale-and-leaseback transactions....................................        101,806        102,208
   Unsubordinated debt:
       Insurance companies and other institutions, maturing serially through 2022,
         principally 0.06%-7.30%.......................................................        271,402        350,427
       3% Convertible Bonds due 2002, payable in United States dollars--held by
         parent company................................................................        266,417             --
       Fixed rate bonds, payable in Japanese yen, due 2003-2022, principally
         0.25%-2.69%...................................................................      1,340,000      1,730,000
       Adjustable rate bonds, payable in Japanese yen, due 2005, 0.20%.................         36,890             --
   Subordinated debt:
       Fixed rate notes, payable in United States dollars, due 2010, 8.40%.............        266,311        240,250
       Fixed rate bonds, payable in Japanese yen, due 2006-2012, principally
         0.55%-2.39%...................................................................        120,000        200,000

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

                                                                                              2002           2003
                                                                                         -------------- --------------
                                                                                                 (in millions)
       Fixed rate borrowings, payable in Japanese yen, due 2003-2012, principally
         1.69%-6.20%....................................................................        428,555        402,650
       Adjustable rate bonds, payable in Japanese yen, due 2011-2012, principally
         0.58%-1.05%....................................................................         32,000         33,000
       Adjustable rate borrowings, payable in Japanese yen, due 2007-2012,
         principally 0.98%-6.30%........................................................        157,600        202,500
       Floating rate borrowings, payable in Japanese yen, due 2003-2010,
         principally 0.07%-1.65%........................................................         26,000         12,900
                                                                                         -------------- --------------
          Total.........................................................................      3,073,103      3,296,342
                                                                                         -------------- --------------
Subsidiaries:
   Unsubordinated debt:
       Insurance companies and other institutions, due 2003-2011, principally
         0.32%-8.77%.................................................................... (Yen)   92,895 (Yen)  229,910
       3% Exchangeable Guaranteed Notes due 2002, payable in United States
         dollars........................................................................        266,417             --
       0.25%-1.25% Convertible Bonds due 2013-2014, payable in Japanese
         yen............................................................................             --         51,295
       Fixed rate bonds and notes, payable in United States dollars, due 2004-
         2011, principally 4.78%-6.53%..................................................         40,259         38,013
       Fixed rate bonds and notes, payable in Japanese yen, due 2003-2017,
         principally 0.14%-4.40%........................................................        197,083         98,588
       Adjustable rate bonds and notes, payable in United States dollars, due 2007,
         principally 7.00%-7.17%........................................................         16,942          8,744
       Adjustable rate bonds and notes, payable in Japanese yen, due 2003-2021,
         principally 0.42%-4.59%........................................................         57,690         21,645
       Floating rate bonds and notes, payable in United States dollars, due 2005-
         2017, principally 2.15%-6.63%..................................................          9,744          3,585
       Floating rate bonds and notes, payable in Japanese yen, due 2003-2022,
         principally 0.32%-4.63%........................................................         73,648         65,865
       Floating rate notes, payable in Euro, due 2017, 4.59%............................             --          1,254
       Obligations under capital leases and other miscellaneous debt....................         14,530         40,217
                                                                                         -------------- --------------
          Total unsubordinated debt.....................................................        769,208        559,116
                                                                                         -------------- --------------
   Subordinated debt:
       Insurance companies and other institutions, due 2005-2010, principally
         3.10%-3.39%....................................................................          1,553          4,335
       Undated notes, payable in Japanese yen, principally 0.43%-4.90%..................         60,000         58,000
       Fixed rate undated notes, payable in Japanese yen, principally
         1.71%-2.60%....................................................................             --          9,791
       Fixed rate bonds and notes, payable in United States dollars, due 2007,
         principally 6.20%-7.35%........................................................         26,995          6,418
       Fixed rate bonds and notes, payable in Japanese yen, due 2003-2028,
         principally 0.40%-5.10%........................................................         76,795         79,707
       Adjustable rate undated notes, payable in United States dollars, 3.04%...........         76,531          4,796
       Adjustable rate undated notes, payable in Japanese yen, principally 0.78%-
         3.16%..........................................................................        359,490        335,809
       Adjustable rate bonds and notes, payable in United States dollars, due 2009,
         2.22%..........................................................................        114,129          3,556

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

                                                                                            2002           2003
                                                                                       -------------- --------------
                                                                                               (in millions)
       Adjustable rate bonds and notes, payable in Japanese yen, due 2006-2010,
         principally 0.14%-5.92%......................................................        233,058         93,271
       Floating rate undated notes, payable in Japanese yen, principally 1.37%-
         1.58%........................................................................             --         53,697
       Floating rate bonds and notes, payable in United States dollars, due 2003-
         2012, principally 2.85%-5.12%................................................          2,645          5,996
       Floating rate bonds and notes, payable in Japanese yen, due 2003-2027,
         principally 0.22%-5.06%......................................................         48,915         50,318
       Other miscellaneous debt.......................................................          2,700          2,708
                                                                                       -------------- --------------
          Total subordinated debt.....................................................      1,002,811        708,402
   Mandatorily redeemable preferred securities of subsidiary grantor trust (see Note
     22)..............................................................................         48,020         43,499
                                                                                       -------------- --------------
          Total.......................................................................      1,820,039      1,311,017
                                                                                       -------------- --------------
Total................................................................................. (Yen)4,893,142 (Yen)4,607,359
                                                                                       ============== ==============

--------
Notes:
1. Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of market indices.
2. 0.25%-1.25% Convertible Bonds of (Yen)51,295 million, unsubordinated debt of subsidiaries, can be convertible into common stock of Mitsubishi Securities.

Certain unsubordinated bonds and notes (aggregating (Yen)69,557 million at March 31, 2003), and certain subordinated bonds and notes (aggregating
(Yen)672,650 million at March 31, 2003) issued by subsidiaries are guaranteed, on a subordinated basis, by the Bank or a subsidiary as to payment of principal and interest.

The Bank and certain subsidiaries entered into interest rate and currency swaps for certain debt in order to manage exposure to interest rate and currency exchange rate movements. As a result of these swap arrangements, the effective interest rates may differ from the coupon rates reflected in the above table. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2002 and 2003. Certain interest rates are determined by formulas and may be subject to certain minimum and maximum rates. Floating and adjustable debt agreements may provide for interest rate floors to prevent negative interest payments (i.e., receipts).

Certain debt agreements permit the Bank and some of its subsidiaries to redeem the related debt, as a whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

The following is a summary of maturities of long-term debt subsequent to March 31, 2003:

                                                 Other
                                 The Bank     subsidiaries      Total
                              -------------- -------------- --------------
                                             (in millions)
      Year ending March 31:
         2004................ (Yen)  269,965 (Yen)  124,274 (Yen)  394,239
         2005................        503,966        115,128        619,094
         2006................        579,094         84,555        663,649
         2007................        347,704         76,758        424,462
         2008................        268,934         86,392        355,326
         2009 and thereafter.      1,326,679        823,910      2,150,589
                              -------------- -------------- --------------
             Total........... (Yen)3,296,342 (Yen)1,311,017 (Yen)4,607,359
                              ============== ============== ==============

15.  SEVERANCE INDEMNITIES AND PENSION PLANS

The Bank and Domestic Subsidiaries

The Bank and certain domestic subsidiaries have severance indemnities plans under which their employees in Japan, other than those who are directors, are entitled, under most circumstances, upon mandatory retirement at normal retirement age or earlier termination of employment, to lump-sum severance indemnities. Under the severance indemnities plans, benefit payments in the form of lump-sum cash payment without allowing a benefit payee an option to receive annuity payments, upon mandatory retirement at normal retirement age or earlier termination of employment, are provided. When a benefit is paid in a single payment to a benefit payee under the plans, the payment represents final relief of the obligation.

The Bank and certain domestic subsidiaries also have funded contributory defined benefit pension plans (private plans) which cover substantially all of their employees in Japan and provide for lifetime annuity payments commencing at age 65 based on eligible compensation at the time of severance, years of service and other factors. The Bank and certain domestic subsidiaries have Employees' Pension Fund plans ("EPF"s), which are defined benefit pension plans established under the Japanese Welfare Pension Insurance Law ("JWPIL"). These plans are composed of (a) substitutional portion based on the pay-related part of the old-age pension benefits prescribed by JWPIL (similar to social security benefits in the United States) and (b) a corporate portion based on a contributory defined benefit pension arrangements established at the discretion of each subsidiary. The Bank and certain domestic subsidiaries with an EPF and their employees are exempted from contributions to Japanese Pension Insurance ("JPI") that would otherwise be required if they had not elected to fund the substitutional portion of the benefit through an EPF arrangement. The EPF, in turn, pays both the corporate and substitutional pension benefits to retired beneficiaries out of its plan assets. Benefits of the substitutional portion are based on a standard remuneration schedule as determined by the JWPIL, but the benefits of the corporate portion are based on a formula determined by each employer/EPF. Pension benefits and plan assets applicable to the substitutional portion are included with the corporate portion of the Bank and certain domestic subsidiaries in the determination of net periodic costs and funded status.

In June 2001, the JWPIL was amended to permit each employer/EPF to separate the substitutional portion from its EPF and transfer the obligation and related assets to the government. The separation process occurs in several phases.

In June 2003, the Bank submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion, and the application was approved by the government

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES on August 1, 2003. Upon that approval, the Bank began making pension insurance payments to the government and the government assumes the benefit obligations arising from future employee services. However, in order to complete the entire separation process, the Bank must make another application for transfer of the remaining substitutional portion (benefit obligation related to past services), but the timing of the application has not been decided. Upon the approval of the second application, the Bank will transfer to a government agency some of its plan assets and, in exchange, be released from paying the remaining substitutional portion of the benefit obligations for past employee services. The impact on the consolidated financial statements of the transfers accounted for in accordance with EITF 03-2 is not known and cannot be reasonably estimable until the completion of the transfer, as explained in Note 1 to the consolidated financial statements.

The Bank also has funded non-contributory defined benefit pension plans, providing benefits to certain retired employees, excluding directors, in Japan, based on eligible compensation at the time of severance, years of service and other factors. The Bank's plan covers retired employees whose service period with the Bank was 5 years or more, and provides for lifetime or certain limited period annuity payments commencing at age 60.

Net periodic cost of the severance indemnities and pension plans, net of contributions made by employees, for the years ended March 31, 2001, 2002 and 2003 included the following components:

                                                                               2001          2002          2003
                                                                           ------------  ------------  ------------
                                                                                         (in millions)
Service cost--benefits earned during the year............................. (Yen) 17,063  (Yen) 16,283  (Yen) 18,368
Interest costs on projected benefit obligation............................       19,995        18,764        18,055
Expected return on plan assets............................................      (23,005)      (19,994)      (21,906)
Amortization of unrecognized net obligation at transition.................        2,353         2,103         1,991
Amortization of unrecognized prior service cost...........................        3,611         3,320         2,312
Amortization of net actuarial loss........................................        2,045         8,877        17,729
Loss on settlements.......................................................        4,090         4,816         5,121
                                                                           ------------  ------------  ------------
Net periodic benefit cost................................................. (Yen) 26,152  (Yen) 34,169  (Yen) 41,670
                                                                           ============  ============  ============
Weighted-average assumptions used:
   Discount rates in determining expense..................................         3.10%         2.87%         2.50%
   Discount rates in determining benefit obligation.......................         2.87          2.50          1.87
   Rates of increase in future compensation level for determining expense.         2.58          2.71          2.42
   Rates of increase in future compensation level for determining benefit
     obligation...........................................................         2.71          2.42          2.33
   Expected rates of return on plan assets................................         5.17          4.91          4.14

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2002 and 2003 for the plans of the Bank and certain domestic subsidiaries. The Bank and some of its domestic subsidiaries have measured plan assets and benefit obligations at December 31 each year for the purpose of financial statements. Accordingly, funded status and amounts recognized in the table below shows the combined amounts of those presented in the consolidated financial statements of these subsidiaries.

                                                                            2002
                                                         ------------------------------------------
                                                          Severance
                                                         indemnities
                                                          plans and
                                                             non-
                                                         contributory
                                                           pension         Contributory
                                                            plans          pension plans          Total
                                                         ------------      -------------      -------------
                                                                           (in millions)
Change in benefit obligation:
  Benefit obligation at beginning of year............... (Yen)111,196      (Yen) 596,758      (Yen) 707,954
   Service cost.........................................        4,693             11,590             16,283
   Interest cost........................................        2,990             15,774             18,764
   Plan participants' contributions.....................           --              2,437              2,437
   Amendments...........................................           --                 --                 --
   Acquisitions.........................................           --                 --                 --
   Divestitures.........................................       (4,985)           (44,049)           (49,034)
   Actuarial loss.......................................        5,586             47,513             53,099
   Benefits paid........................................       (2,152)           (13,888)           (16,040)
   Lump-sum payment.....................................      (10,518)                --            (10,518)
                                                         ------------      -------------      -------------
  Benefit obligation at end of year.....................      106,810            616,135            722,945
                                                         ------------      -------------      -------------
Change in plan assets:
  Fair value of plan assets at beginning of year........       10,476            403,631            414,107
   Actual return (negative return) on plan assets.......       (9,169)           (30,756)           (39,925)
   Acquisitions.........................................           --                 --                 --
   Divestitures.........................................           --            (23,788)           (23,788)
   Employer contributions...............................       59,629            105,500            165,129
   Plan participants' contributions.....................           --              2,437              2,437
   Benefits paid........................................       (1,752)           (13,888)           (15,640)
                                                         ------------      -------------      -------------
  Fair value of plan assets at end of year..............       59,184            443,136            502,320
                                                         ------------      -------------      -------------
  Projected benefit obligation in excess of plan assets
   at end of year.......................................      (47,626)          (172,999)          (220,625)
   Contributions to or benefits paid from plan
    assets during the three month periods ended
    March 31, 2002 and 2003.............................        2,698             10,716             13,414
   Unrecognized net actuarial loss......................       41,074            217,326            258,400
   Unrecognized prior service cost......................        1,361             22,960             24,321
   Unrecognized net (asset) obligation at
    transition..........................................       (1,845)             7,093              5,248
                                                         ------------      -------------      -------------
    Net amount recognized............................... (Yen) (4,338)     (Yen)  85,096      (Yen)  80,758
                                                         ============      =============      =============
Amounts recognized in the balance sheets:
   Prepaid pension cost................................. (Yen)    301      (Yen)      --      (Yen)     301
   Accrued pension liability............................      (35,150)          (140,149)          (175,299)
   Intangible assets....................................        1,361             30,053             31,414
   Accumulated other changes in equity from
    nonowner sources....................................       29,150            195,192            224,342
                                                         ------------      -------------      -------------
    Net amount recognized............................... (Yen) (4,338)     (Yen)  85,096      (Yen)  80,758
                                                         ============      =============      =============

                                                                            2003
                                                         ------------------------------------------
                                                          Severance
                                                         indemnities
                                                          plans and
                                                             non-
                                                         contributory
                                                           pension         Contributory
                                                            plans          pension plans          Total
                                                         ------------      -------------      -------------
                                                                           (in millions)
Change in benefit obligation:
  Benefit obligation at beginning of year............... (Yen)106,810      (Yen) 616,135      (Yen) 722,945
   Service cost.........................................        6,240             12,128             18,368
   Interest cost........................................        3,017             15,038             18,055
   Plan participants' contributions.....................           --              2,364              2,364
   Amendments...........................................       (3,447)           (44,027)           (47,474)
   Acquisitions.........................................       28,106                 --             28,106
   Divestitures.........................................           --                 --                 --
   Actuarial loss.......................................       13,779             69,882             83,661
   Benefits paid........................................       (1,493)           (15,511)           (17,004)
   Lump-sum payment.....................................      (12,481)                --            (12,481)
                                                         ------------      -------------      -------------
  Benefit obligation at end of year.....................      140,531            656,009            796,540
                                                         ------------      -------------      -------------
Change in plan assets:
  Fair value of plan assets at beginning of year........       59,184            443,136            502,320
   Actual return (negative return) on plan assets.......       (8,735)           (30,758)           (39,493)
   Acquisitions.........................................       12,248                 --             12,248
   Divestitures.........................................           --                 --                 --
   Employer contributions...............................        1,499             42,570             44,069
   Plan participants' contributions.....................           --              2,364              2,364
   Benefits paid........................................       (1,493)           (15,511)           (17,004)
                                                         ------------      -------------      -------------
  Fair value of plan assets at end of year..............       62,703            441,801            504,504
                                                         ------------      -------------      -------------
  Projected benefit obligation in excess of plan assets
   at end of year.......................................      (77,828)          (214,208)          (292,036)
   Contributions to or benefits paid from plan
    assets during the three month periods ended
    March 31, 2002 and 2003.............................        5,034             10,289             15,323
   Unrecognized net actuarial loss......................       59,600            325,324            384,924
   Unrecognized prior service cost......................       (2,244)           (23,222)           (25,466)
   Unrecognized net (asset) obligation at
    transition..........................................       (1,082)             4,432              3,350
                                                         ------------      -------------      -------------
    Net amount recognized............................... (Yen)(16,520)     (Yen) 102,615      (Yen)  86,095
                                                         ============      =============      =============
Amounts recognized in the balance sheets:
   Prepaid pension cost................................. (Yen)    334      (Yen)      --      (Yen)     334
   Accrued pension liability............................      (59,345)          (181,405)          (240,750)
   Intangible assets....................................        1,179              4,432              5,611
   Accumulated other changes in equity from
    nonowner sources....................................       41,312            279,588            320,900
                                                         ------------      -------------      -------------
    Net amount recognized............................... (Yen)(16,520)     (Yen) 102,615      (Yen)  86,095
                                                         ============      =============      =============

--------
Note: The aggregated accumulated benefit obligations of these plans were
      (Yen)690,638 million and (Yen)760,577 million, respectively, as of March 31, 2002 and 2003. The severance indemnities plans generally employ a multi-variable, non-linear formula based upon compensation at the time of severance, rank and years of service. Employees with service in excess of one year are qualified to receive lump-sum severance indemnities.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Plan assets, which include pension trust funds managed by certain life insurance companies, investment advisory companies and trust banks, consisted of interest-earning deposits at banks, Japanese government bonds, other debt securities and marketable equity securities issued by domestic and foreign entities. Pension assets managed by insurance companies are included in pooled investment portfolios.

In accordance with the provisions of SFAS No. 87, the Group has recorded an additional minimum liability representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liabilities previously recorded. A corresponding amount is recognized as an intangible asset to the extent of unrecognized net obligation at transition and prior service costs, with the remaining balance recorded as a separate reduction of shareholder's equity, net of income taxes.

In accordance with the Bank's and certain domestic subsidiaries' employment practices, certain early-terminated employees are entitled to special lump-sum termination benefits. The amounts charged to operations for such early termination benefits for the years ended March 31, 2001, 2002 and 2003 were
(Yen)8,440 million, (Yen)7,818 million and (Yen)11,035 million, respectively.

In accordance with amendments to the relevant welfare pension legislation, the Bank amended its contributory defined benefit pension plans to change the age of commencement of lifetime annuity payments from 60 to 65 in January 2002, which was reflected in the consolidated financial statements for the year ended March 31, 2003 because of the Bank's measurement date of December 31, 2001. Furthermore, in November 2002, the Bank amended its pension plan to reduce employee pension benefits by amounts ranging from 7% to 20%, which will be payable to employees who retire on or after April 1, 2003. The effect of the negative amendments was a decrease in (Yen)44,027 million of the projected benefit obligation. Mitsubishi Securities, one of the Bank's securities subsidiaries, amended its pension plan to change the lifetime annuity payments to limited period annuity payments. The amendment resulted in a decrease of
(Yen)3,447 million of the projected benefit obligation.

For the year ended March 31, 2002, the Bank entered into a retirement benefit trust agreement with a domestic trust bank and contributed marketable equity securities at fair value of (Yen)122,231 million to the trusts designated to pay benefits for the severance indemnities plan and the contributory pension plan. The contributions were accounted for as sales with an aggregate gain of
(Yen)16,636 million recognized for the year then ended. Such contributions were accounted for as sales because the transfer met the sale accounting criteria of SFAS No. 140, and the securities placed into the trust were qualified as plan assets as defined by SFAS No. 87.

On April 2, 2001, NTB has become a wholly owned subsidiary of MTFG in connection with the business combination and has been excluded from the Bank's consolidation.

Since the merger between Mitsubishi Trust, NTB and TTB on October 1, 2001, the pension plans of NTB and TTB have been separately administered and managed without integrating into Mitsubishi Trust's plans, and have continued to provide the same level of benefits to the eligible employees of NTB and TTB without any amendment.

Foreign Offices and Subsidiaries

Foreign offices and subsidiaries also have defined contribution plans and/or defined benefit plans, which in the aggregate are not considered significant. The cost of such plans charged to operations for the years ended March 31, 2001, 2002 and 2003 were (Yen)5,486 million, (Yen)5,422 million and (Yen)6,812 million, respectively, including (Yen)2,555 million, (Yen)2,412 million and
(Yen)3,255 million, respectively, for defined contribution plans.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Foreign offices and subsidiaries have postemployment and/or postretirement plans for eligible employees and retirees. The costs charged to operations for the years ended March 31, 2001, 2002 and 2003 were (Yen)1,125 million,
(Yen)1,357 million and (Yen)1,906 million, respectively.

Certain of the Bank's subsidiaries in the United States of America maintain employees' retirement plans, which are qualified retirement plans covering substantially all of the employees of such subsidiaries. The plans are non-contributory defined benefit plans, which provide benefit upon retirement based on years of service and average compensation. The plans are funded on a current basis in compliance with the requirement of the Employee Retirement Income Security Act of the United States of America. These subsidiaries also provide certain post employment benefits and postretirement benefits other than pensions for employees. Plan assets are generally invested in U.S. government securities, corporate bonds and mutual funds.

Net periodic cost of the employees' retirement and other benefit plans of certain offices and subsidiaries in the United States of America for the years ended March 31, 2001, 2002 and 2003 included the following components:

                                                              2001         2002         2003
                                                          -----------  -----------  -----------
                                                                      (in millions)
Service cost--benefits earned during the year............ (Yen) 3,016  (Yen) 3,521  (Yen) 4,492
Interest costs on projected benefit obligation...........       5,163        6,317        7,550
Expected return on plan assets...........................      (5,980)      (7,462)      (9,167)
Amortization of unrecognized net obligation at transition         403          233          455
Amortization of unrecognized prior service cost..........         (26)         (30)         (31)
Amortization of net actuarial loss.......................          28          378          722
Loss on curtailment......................................         661           --           --
Gain on settlement.......................................         (31)          --           --
                                                          -----------  -----------  -----------
Net periodic benefit cost................................ (Yen) 3,234  (Yen) 2,957  (Yen) 4,021
                                                          ===========  ===========  ===========

                                                                                       2001   2002   2003
                                                                                      -----  -----  -----
Weighted-average assumptions used:
   Discount rates in determining expense.............................................  7.71%  7.53%  7.30%
   Discount rates in determining benefit obligation..................................  7.53   7.30   6.79
   Rates of increase in future compensation level for determining expense............  5.00   5.00   4.89
   Rates of increase in future compensation level for determining benefit obligation.  5.00   4.89   4.90
   Expected rates of return on plan assets...........................................  8.35   8.30   8.35

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

The following table sets forth the funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2002 and 2003 for the employees' retirement and other benefit plans of certain offices and subsidiaries in the United States of America:

                                                                          2002          2003
                                                                      ------------  ------------
                                                                             (in millions)
Change in benefit obligation:
 Benefit obligation at beginning of year............................. (Yen) 80,144  (Yen)107,916
   Service cost......................................................        3,521         4,492
   Interest cost.....................................................        6,317         7,550
   Plan participants' contributions..................................          168           202
   Amendments........................................................           --        (1,071)
   Actuarial loss....................................................        8,422        15,836
   Benefits paid.....................................................       (3,912)       (4,678)
   Translation adjustments...........................................       13,256       (10,796)
                                                                      ------------  ------------
 Benefit obligation at end of year...................................      107,916       119,451
                                                                      ------------  ------------
Change in plan assets:
 Fair value of plan assets at beginning of year......................       80,577        94,787
   Actual return (negative return) on plan assets....................       (3,749)       (9,015)
   Employer contribution.............................................        9,427        24,154
   Plan participants' contributions..................................          168           202
   Benefits paid.....................................................       (3,882)       (4,577)
   Translation adjustments...........................................       12,246        (9,103)
                                                                      ------------  ------------
 Fair value of plan assets at end of year............................       94,787        96,448
                                                                      ------------  ------------
 Projected benefit obligation in excess of plan assets at end of year      (13,129)      (23,003)
   Unrecognized net actuarial loss...................................       17,486        47,866
   Unrecognized prior service cost...................................           62           156
   Unrecognized net obligation at transition.........................        5,443         3,343
                                                                      ------------  ------------
     Net amount recognized........................................... (Yen)  9,862  (Yen) 28,362
                                                                      ============  ============
Amounts recognized in the balance sheets:
   Prepaid pension cost.............................................. (Yen) 13,211  (Yen) 30,645
   Accrued pension liability.........................................       (2,887)       (3,375)
   Intangible assets.................................................           26            15
   Accumulated other changes in equity from nonowner sources.........         (488)        1,077
                                                                      ------------  ------------
     Net amount recognized........................................... (Yen)  9,862  (Yen) 28,362
                                                                      ============  ============

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

16.  OTHER ASSETS AND LIABILITIES

Major components of other assets and liabilities at March 31, 2002 and 2003 were as follows:

                                                                                        2002           2003
                                                                                   -------------- --------------
                                                                                           (in millions)
Other assets:
   Accounts receivable:
       Receivables from brokers, dealers and customers for securities transactions............................................................. (Yen)  489,626 (Yen)  435,378
       Other......................................................................        330,067        218,121
   Investments in affiliated companies............................................         82,986         26,508
   Other real estate owned........................................................         11,486          7,337
   Other..........................................................................        427,284        833,610
                                                                                   -------------- --------------
          Total................................................................... (Yen)1,341,449 (Yen)1,520,954
                                                                                   ============== ==============
Other liabilities:
   Accounts payable:
       Payables to brokers, dealers and customers for securities transactions..... (Yen)1,216,617 (Yen)  698,448
       Other......................................................................        392,406        454,093
   Deferred tax liabilities.......................................................         50,371         61,578
   Allowance for off-balance-sheet credit instruments.............................         90,107         68,854
   Accrued pension liability......................................................        179,765        249,661
   Minority interest..............................................................        216,468        347,987
   Accrued and other liabilities..................................................        394,100        514,643
   Guarantees and indemnifications................................................         11,836         16,133
                                                                                   -------------- --------------
          Total................................................................... (Yen)2,551,670 (Yen)2,411,397
                                                                                   ============== ==============

At March 31, 2002 and 2003, the valuation allowance to write down the carrying amounts of other real estate owned to their estimated fair value less estimated cost to sell was (Yen)10,045 million and (Yen)4,923 million, respectively. The valuation allowance decreased by (Yen)51,765 million, (Yen)24,158 million and
(Yen)5,122 million, respectively, during the years ended March 31, 2001, 2002 and 2003.

Investments in affiliated companies, which are accounted for using the equity method, include marketable equity securities carried at (Yen)61,456 million and
(Yen)6,697 million, respectively, at March 31, 2002 and 2003. Corresponding aggregated market values were (Yen)66,370 million and (Yen)11,834 million, respectively.

17.  PREFERRED STOCK

The Bank is authorized to issue 100,000,000 shares of Preferred Stock without par value.

Preferred Stock is non-voting and have equal preference over the Bank's common stock for the payment of dividends and the distribution of assets in the event of a liquidation or dissolution of the Bank. This is non-cumulative and non-participating for dividend payments. Shareholder of Preferred Stock receives a liquidation distribution at (Yen)3,000 per share, and does not have the right to participate in any further liquidation distributions.

Preferred Stock is redeemable at the option of the Bank. At the time of issuance, the Board of Directors determines an issue price, an annual dividend (not to exceed (Yen)360 per share) and redemption terms, including a redemption price.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

"Class 1 Preferred Stock" was changed its name to "Preferred Stock" by modification of the Articles of Incorporation under resolution of shareholders meeting on June 26, 2002.

18.  COMMON STOCK AND CAPITAL SURPLUS

The changes in the number of issued shares of common stock during the years ended March 31, 2001, 2002 and 2003 were as follows:

                                               2001      2002      2003
                                             --------- --------- ---------
                                               (in thousands of shares)
      Balance at beginning of year.......... 4,675,456 4,675,456 4,675,456
      Issuance of new shares of common stock        --        --   344,014
                                             --------- --------- ---------
      Balance at end of year................ 4,675,456 4,675,456 5,019,470
                                             ========= ========= =========

Under the Code, issuances of common stock, including conversions of bonds and notes, are required to be credited to the common stock account for at least 50% of the proceeds and to the legal capital surplus account ("legal capital surplus") for the remaining amounts.

The Code permits Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a "stock split," as defined in the Code (see
Note 1). Also, the Code prior to April 1, 1991 permitted Japanese companies to issue free share distributions. The Bank from time to time made free share distributions. These free distributions usually were from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders' record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such United States accounting practice to the cumulative free distributions made by the Bank at March 31, 2003, would have increased capital accounts by (Yen)1,748,080 million with a corresponding decrease in unappropriated retained earnings.

The Code permits, upon approval of the Board of Directors, the transfer of amounts from the legal capital surplus to the capital stock account.

The Code, as amended effective on October 1, 2001 (the "Code Amendments") permits Japanese companies to effect purchases of their own shares pursuant to a resolution by the shareholders at an annual general meeting until the conclusion of the following ordinary general meeting of shareholders, and to hold such shares as its treasury shares indefinitely regardless of any purpose. However, the Code requires the amount of treasury stock purchased be within the amount of retained earnings available for dividends. Disposition of treasury stock is subject to the approval of the Board of Directors and is to follow the procedures similar to the public offering of shares for subscription. Prior to the amendment, in principle, reacquisition of treasury shares was prohibited with the exception of reacquisition for retirement and certain limited purposes, as specified by the Code. Any treasury shares were required to be disposed of shortly.

Parent Company Shares Held by the Bank

At March 31, 2003, the Bank owned common stock of MTFG. Such shares are included in parent company's stock in the accompanying consolidated balance sheets and deducted from shareholder's equity. For the year ended March 31, 2003, the MTFG shares held by the Bank were written down for tax purposes. The tax consequence of such write-down was treated as a capital transaction and credited to capital surplus.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

19.  RETAINED EARNINGS, LEGAL RESERVE AND DIVIDENDS

In addition to the Code, Japanese banks, including the Bank, are required to comply with the Banking Law of Japan (the "Banking Law").

Legal Reserve Set Aside as Appropriation of Retained Earnings and Legal Capital Surplus

Under the Code

Effective October 1, 2001, the Code Amendments provide that an amount at least equal to 10% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as appropriation of retained earnings and the legal capital surplus equals 25% of stated capital as defined in the Code.

Prior to the Code Amendments, the Code provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of common stock. The retained earnings so appropriated may be used to eliminate or reduce a deficit by resolution of the shareholders or may be transferred to capital stock by resolution of the Board of Directors.

Under the Banking Law

In line with the Code Amendments, on June 29, 2001, amendments to the Banking Law (the "Banking Law Amendments") were promulgated and became effective on October 1, 2001. The Banking Law Amendments provide that an amount at least equal to 20% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each fiscal period shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as appropriation of retained earnings and the legal capital surplus equals 100% of stated capital as defined in the Code.

Prior to the Banking Law Amendments, the Banking Law provided that an amount at least equal to 20% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 100% of stated capital as defined in the Code. The retained earnings so appropriated may be used to eliminate or reduce a deficit by resolution of the shareholders or may be transferred to capital stock by resolution of the Board of Directors.

Transfer of Legal Reserve

Under the Code Amendments

Effective October 1, 2001, under the Code Amendments, Japanese companies, including the Bank, are permitted, pursuant to a resolution by the shareholders at a general meeting, to make legal reserve set aside as appropriation of retained earnings and legal capital surplus available for dividends until the aggregate amount of the legal reserve and legal capital surplus equals 25% of stated capital as defined in the Code, which were formerly permitted only to reduce deficit and to transfer to stated capital as defined in the Code.

Under the Banking Law Amendments

Effective October 1, 2001, under the Banking Law Amendments, Japanese banks, including the Bank, are permitted, pursuant to a resolution by the shareholders at a general meeting, to make legal reserve set aside as appropriation of retained earnings and legal capital surplus available for dividends until the aggregate amount of the legal reserve and legal capital surplus equals 100% of stated capital as defined in the Code.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

The Code permits the transfer, upon approval of the shareholders, of a portion of unappropriated retained earnings available for dividends to stated capital as defined in the Code.

Unappropriated Retained Earnings and Dividends

Under the Code, the amount available for dividends is based on the amount recorded in the Bank's general books of account maintained in accordance with accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements but not recorded in the Bank's general books of account as explained in Note 1 have no effect on the determination of retained earnings available for dividends under the Code. In addition to the provision that requires an appropriation for legal reserve as described above, the Code and the Banking Law impose certain limitations on the amount available for dividends. Under the Banking Law, the Bank have to meet the minimum capital adequacy requirements and distributions of the retained earnings of the Bank, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum 4.0% Tier I capital for capital adequacy purpose.

None of the retained earnings recorded in the Bank's general books of account, prepared in accordance with accounting principles generally accepted in Japan, as of March 31, 2003 ((Yen)278,493 million, exclusive of the amounts to be appropriated for legal reserves and gross unrealized gains on fair valuation of assets, as defined, if any), is restricted by such limitations under the Code or by the Banking Law as described above.

Annual dividends, including those for preferred stock, are approved by the shareholders at an annual general meeting held subsequent to the fiscal year to which the dividends are applicable. In addition, a semi-annual interim dividend payment may be made by resolution of the Board of Directors, subject to limitations imposed by the Code and the Banking Law.

In the accompanying consolidated statements of shareholder's equity, dividends and appropriations to legal reserve shown for each year represent dividends approved and paid during the year and the related appropriation to legal reserve.

20.  REGULATORY CAPITAL REQUIREMENTS

Japan

The Bank is subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which it operates. Failure to meet minimum capital requirements will initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on the Bank's consolidated financial statements.

In Japan, the Bank is subject to regulatory capital requirements administered by the FSA in accordance with the provisions of the Banking Law and related regulations. A banking institution is subject to the minimum capital adequacy requirements both on a consolidated basis and a stand-alone basis, and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary under the control of another company. When a bank holding company manages operations of its banking subsidiaries, it is required to maintain the minimum capital adequacy ratio on a consolidated basis in the same manner as its subsidiary banks. The FSA provides two sets of capital adequacy guidelines. One is a set of guidelines applicable to Japanese banks and bank holding companies with foreign offices conducting international operations, as defined, and the other is applicable to Japanese banks and bank holding companies that are not engaged in international operations.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Under the capital adequacy guidelines applicable to a Japanese banking institution with international operations conducted by foreign offices, the minimum target capital ratio of 8.0% is required. The capital adequacy guidelines adopt the approach of risk-weighted capital measure based on the framework developed and proposed by the Basel Committee on Banking Supervision of the Bank for International Settlements and involve quantitative credit measures of the assets and certain off-balance-sheet items as calculated under accounting principles generally accepted in Japan. Also, a banking institution engaged in certain qualified trading activities, as defined, is required to calculate an additional capital charge for market risk using either the institution's own internal risk measurement model or a standardized process proposed and defined by the Bank for International Settlements. Capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. Tier I generally consists of shareholders' equity (including common stock, preferred stock, capital surplus, minority interests and retained earnings) less any recorded goodwill. Tier II generally consists of general reserves for credit losses up to 1.25% of risk-weighted assets, 45% of the unrealized gains on investment securities available for sale, 45% of the land revaluation excess, the balance of perpetual subordinated debt and the balance of subordinated term debt with an original maturity of over five years subject to some limitations, up to 50% of Tier I capital. Preferred stocks are includable in Tier I capital unless the preferred stocks have fixed maturity, in which case, such preferred stocks will be components of Tier II capital. Tier III capital generally consists of short-term subordinated debt with an original maturity of at least two years, subject to certain limitations. At least 50% of the minimum capital ratio must be maintained in the form of Tier I capital.

If a banking institution is not engaged in international operations conducted by foreign offices, it is subject to the other set of capital adequacy requirements with a minimum target capital ratio of 4.0%. Such guidelines incorporate measures of risk under the risk-weighted approach similar to the guidelines applicable to banking institutions with international operations. Qualifying capital is classified into Tier I and Tier II capital.

The Banking Law and related regulations require that one of three categories be assigned to banks and bank holding companies, based on its risk-adjusted capital adequacy ratio if the bank fails to meet the minimum target capital adequacy ratio. These categories indicate capital deterioration, which may be subject to certain prompt corrective action by the FSA.

The Bank has international operations conducted by foreign offices, as defined, and is subject to the 8.0% capital adequacy requirement. For the purpose of calculating the additional charge for market risk, the Bank has adopted the internal risk measurement model approach for general market risk calculations.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

The risk-adjusted capital amounts and ratios of the Bank presented in the following table are based on amounts calculated in accordance with accounting principles generally accepted in Japan as required by the FSA.

                                                                            For capital adequacy
                                                             Actual               purposes
                                                      --------------------  -------------------
                                                          Amount     Ratio      Amount     Ratio
                                                      -------------- -----  -------------- -----
                                                           (in millions except percentages)
Consolidated:
   At March 31, 2002:
       Total capital (to risk-weighted assets):...... (Yen)5,010,273 10.29% (Yen)3,892,627 8.00%
       Tier I capital (to risk-weighted assets):.....      2,556,677  5.25       1,946,313 4.00
   At March 31, 2003:
       Total capital (to risk-weighted assets):...... (Yen)4,687,703 10.43%      3,592,242 8.00%
       Tier I capital (to risk-weighted assets):.....      2,400,251  5.34       1,796,121 4.00

Stand-alone:
   At March 31, 2002:
       Total capital (to risk-weighted assets):...... (Yen)4,360,606 10.37%      3,363,679 8.00%
       Tier I capital (to risk-weighted assets):.....      2,182,853  5.19       1,681,839 4.00
   At March 31, 2003:
       Total capital (to risk-weighted assets):...... (Yen)3,979,265 10.24%      3,107,780 8.00%
       Tier I capital (to risk-weighted assets):.....      1,991,981  5.12       1,553,890 4.00

The Bank has securities subsidiaries in Japan and overseas, which are also subject to regulatory capital requirements. In Japan, the Securities and Exchange Law and related ordinance require securities firms to maintain a minimum capital ratio of 120% calculated by as a percentage of capital accounts less certain fixed assets, as determined in accordance with accounting principles generally accepted in Japan, against amounts equivalent to market, counterparty credit and operations risks. Specific guidelines are issued as a ministerial ordinance which details the definition of essential components of the capital ratios, including capital, deductible fixed assets items and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of 100% or less may lead to a suspension of all or part of the business for a period of time and cancellation of a license. Overseas securities subsidiaries are subject to the relevant regulatory capital requirements of the countries or jurisdictions in which they operate.

Management believes, as of March 31, 2003, that the Bank and other regulated securities subsidiaries meet all capital adequacy requirements to which they are subject.

United States of America

In the United States of America, Union BanCal Corporation ("UNBC") and its banking subsidiary Union Bank of California, N.A. ("UBOC"), the Bank's largest subsidiaries operating outside Japan, are subject to various regulatory capital requirements administered by U.S. Federal banking agencies, including minimum capital requirements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, UNBC and UBOC must meet specific capital guidelines that involve quantitative measures of UNBC's and UBOC's assets, liabilities, and certain off-balance-sheet items as calculated under U.S. regulatory accounting practices. UNBC's and UBOC's capital amounts and UBOC's prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Quantitative measures established by regulation to ensure capital adequacy require UNBC and UBOC to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to quarterly average assets (as defined).

UNBC's and the UBOC's actual capital amounts and ratios are presented as follows:

                                                                          For capital
                                                             Actual      adequacy purposes
                                                         -------------   ----------------
                                                         Amount   Ratio  Amount   Ratio
                                                         ------  ------  ------   -----
                                                         (in millions, except percentages)
UNBC:
   At December 31, 2001:
       Total capital (to risk-weighted assets).......... $4,260   13.35% $2,553    8.00%
       Tier I capital (to risk-weighted assets).........  3,661   11.47   1,276    4.00
       Tier I capital (to quarterly average assets).....  3,661   10.53   1,390    4.00
   At December 31, 2002:
       Total capital (to risk-weighted assets).......... $4,241   12.93% $2,625    8.00%
       Tier I capital (to risk-weighted assets).........  3,667   11.18   1,312    4.00
       Tier I capital (to quarterly average assets).....  3,667    9.75   1,504    4.00

                                                                                          Ratios OCC
                                                                       For capital       requires to be
                                                            Actual     adequacy purposes "well capitalized"
                                                         ------------  ----------------  -----------------
                                                         Amount Ratio  Amount    Ratio   Amount    Ratio
                                                         ------ -----  ------    -----   ------    -----
                                                            (in millions, except percentages)
UBOC:
   At December 31, 2001:
       Total capital (to risk-weighted assets).......... $3,811 12.19% $2,502    8.00%   $3,127    10.00%
       Tier I capital (to risk-weighted assets).........  3,323 10.63   1,251    4.00     1,876     6.00
       Tier I capital (to quarterly average assets).....  3,323  9.69   1,371    4.00     1,714     5.00
   At December 31, 2002:
       Total capital (to risk-weighted assets).......... $3,819 11.87% $2,573    8.00%   $3,216    10.00%
       Tier I capital (to risk-weighted assets).........  3,335 10.37   1,286    4.00     1,930     6.00
       Tier I capital (to quarterly average assets).....  3,335  9.01   1,481    4.00     1,851     5.00

Management believes, as of December 31, 2002, that UNBC and UBOC met all capital adequacy requirements to which they are subject.

As of December 31, 2001 and 2002, the most recent notification from the U.S. Office of the Comptroller of the Currency ("OCC") categorized UBOC as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," UBOC must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed UBOC's category.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

21.  EARNINGS (LOSS) PER COMMON SHARE

Reconciliations of net income (loss) and weighted average number of common shares outstanding used for the computation of basic earnings (loss) per common share to the adjusted amounts for the computation of diluted earnings (loss) per common share for the years ended March 31, 2001, 2002 and 2003 were as follows:

                                                                          2001            2002            2003
                                                                     --------------  --------------  --------------
                                                                                      (in millions)
Income (Numerator):
Net income (loss) before cumulative effect of a change in accounting principle......................................................... (Yen) (107,684) (Yen) (138,538) (Yen)  249,510
Cumulative effect of a change in accounting principle...............             --           5,867            (532)
                                                                     --------------  --------------  --------------
Net income (loss)...................................................       (107,684)       (132,671)        248,978
Income available to a preferred shareholder.........................         (6,716)         (6,716)         (3,358)
                                                                     --------------  --------------  --------------
Income (loss) available to a common shareholder..................... (Yen) (114,400) (Yen) (139,387) (Yen)  245,620
                                                                     ==============  ==============  ==============
Effect of dilutive securities:
3% Exchangeable Guaranteed Notes redeemed on November 30,
  2002..............................................................             --              --         (10,997)
                                                                     --------------  --------------  --------------
Income (loss) available to a common shareholder and assumed
  conversions....................................................... (Yen) (114,400) (Yen) (139,387) (Yen)  234,623
                                                                     ==============  ==============  ==============

                                                                          2001            2002            2003
                                                                     --------------  --------------  --------------
                                                                                  (thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding..........................      4,675,251       4,675,454       4,679,226
Effect of dilutive securities :
3% Exchangeable Guaranteed Notes redeemed on November 30,
  2002..............................................................             --              --          98,133
                                                                     --------------  --------------  --------------
Weighted average common shares for diluted computation..............      4,675,251       4,675,454       4,777,359
                                                                     ==============  ==============  ==============
                                                                          2001            2002            2003
                                                                     --------------  --------------  --------------
                                                                                        (in yen)
Amounts per share:
Basic earnings (loss) per common share:
 Income (loss) available to a common shareholder before cumulative
   effect of a change in accounting principle....................... (Yen)   (24.47) (Yen)   (31.07) (Yen)    52.61
 Cumulative effect of a change in accounting principle..............             --            1.25           (0.12)
                                                                     --------------  --------------  --------------
 Net income (loss) available to a common shareholder................ (Yen)   (24.47) (Yen)   (29.82) (Yen)    52.49
                                                                     ==============  ==============  ==============
Diluted earnings (loss) per common share:
 Income (loss) available to a common shareholder before cumulative
   effect of a change in accounting principle....................... (Yen)   (24.47) (Yen)   (31.07) (Yen)    49.22
 Cumulative effect of a change in accounting principle..............             --            1.25           (0.11)
                                                                     --------------  --------------  --------------
 Net income (loss) available to a common shareholder................ (Yen)   (24.47) (Yen)   (29.82) (Yen)    49.11
                                                                     ==============  ==============  ==============

The weighted average number of common shares outstanding during each year is appropriately adjusted to give retroactive effect to the free distribution of shares made to shareholders, if any.

For the year ended March 31, 2001 1 3/4% Convertible Bonds due 2002, 3% Exchangeable Guaranteed Notes due 2002 and Exchangeable undated bonds could have potentially diluted earnings per common share in the future

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES but were not included in the computation of earnings per common share--assuming dilution for the years ended March 31, 2001 due to their antidilutive effects. For the year ended March 31, 2002, 3% Exchangeable Guaranteed Note due 2002 could have potentially diluted earnings per common share in the future but were not included in the computation of earnings per common share--assuming dilution due to their antidilutive effects. For the year ended March 31, 2003, 3% Exchangeable Guaranteed Notes due 2002 that had been redeemed in November 2002 were included in the computation of earnings per common share.

22.  DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses various derivative financial instruments both for trading purposes and for purposes other than trading (primarily risk management purposes) in the normal course of business to meet the financial needs of its customers, as a source of revenue and to manage its exposures to a variety of risks. The Group is a party to derivatives, including swaps, forwards, options and other types of derivatives, dealing primarily with market risk associated with interest rate, foreign currency, equity and commodity prices, and credit risk associated with counterparty's nonperformance of transactions.

Market risk is the possibility that future changes in market indices make the financial instruments less valuable. Credit risk is the possibility that a loss may result from a counterparty's failure to perform according to the terms and conditions of the contract, which may exceed the value of underlying collateral. To reduce credit risk, the Group may require collateral or guaranties based on a case-by-case assessment of creditworthiness of each customer and evaluation of the instrument. The Group also uses master netting agreements in order to mitigate overall counterparty credit risk.

Trading Activities

The Group's trading activities include dealing and other activities measured at fair value with gains and losses recognized currently in earnings. As part of its trading activities, the Group offers a variety of derivative financial instruments and debt instruments for managing interest rate and foreign exchange risk to its domestic and foreign corporate and financial institution customers. The Group also enters into other types of derivative transactions, including equity and credit-related contracts, for its own account.

Risk Management Activities

As part of risk management activities, the Group uses certain derivative financial instruments to manage its interest rate and currency exposures. The Group maintains an overall interest rate risk management strategy that incorporates the use of interest rate contracts to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The Group's goal is to manage interest rate sensitivity so that movements in interest rates do not adversely affect net interest income. As a result of interest rate fluctuations, hedged fixed-rate assets and liabilities appreciate or depreciate in market value. Gains or losses on the derivative instruments that are linked to the hedged fixed-rate assets and liabilities are expected to substantially offset this unrealized appreciation or depreciation. Interest income and interest expense on hedged variable-rate assets and liabilities, respectively, increase or decrease as a result of interest rate fluctuations. Gains and losses on the derivative instruments that are linked to these hedged assets and liabilities are expected to substantially offset this variability in earnings.

The Group enters into interest rate swaps and other contracts as part of its interest rate risk management strategy primarily to alter the interest rate sensitivity of its loans, investment securities and deposit liabilities. The Group's principal objectives in risk management include asset and liability management. Asset and liability

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES management is viewed as one of the methods for the Group to manage its interest rate exposures on interest-bearing assets and liabilities. Interest rate contracts, which are generally non-leveraged generic interest rate and basis swaps, options and futures, allow the Group to effectively manage its interest rate risk position. Option contracts primarily consist of caps, floors, swaptions and options on index futures. Futures contracts used for asset and liability management activities are primarily index futures providing for cash payments based upon the movement of an underlying rate index. The Group enters into forward exchange contracts, currency swaps and other contracts in response to currency exposures resulting from on-balance-sheet assets and liabilities denominated in foreign currencies in order to limit the net foreign exchange position by currency to an appropriate level.

The risk management activities reduce the Group's risk exposures economically, however, derivatives used for the risk management activities often fail to meet certain conditions to qualify for hedge accounting and the Group accounts for such derivatives as trading positions.

For the years ended March 31, 2002 and 2003, except for derivative transactions conducted by certain foreign subsidiaries, the Group accounts for derivatives held for risk management purposes as trading positions and measured them at fair value.

Embedded Derivatives

Derivative features embedded in other non-derivative host contracts are separated from the host contracts and measured at fair value when they are not clearly and closely related to the host contract and meet the definition of a derivative. The change in the fair value of such an embedded derivative is recognized currently in earnings, unless it is qualified as a hedge. The carrying amount is reported on the consolidated balance sheet with the host contract. The Group accounts for credit-linked notes as host contracts with embedded derivatives and measures the entire contracts at fair value.

UnionBanCal Corporation

UNBC adopts hedging strategies and uses some types of derivatives to achieve cash flow hedge and fair value hedge accounting for certain transactions.

Cash Flow Hedges

UNBC engages in several types of cash flow hedging strategies for which the hedged transactions are forecasted future loan interest payments, and the hedged risk is the variability in those payments due to changes in the designated benchmark rate, e.g., the US dollar LIBOR. In these strategies, the hedging instruments are matched with groups of variable rate loans such that the tenor of the variable rate loans and that of the hedging instrument is identical. Cash flow hedging strategies include the utilization of purchased floors, caps, corridor options and interest rate swaps. The maximum length of time over which UNBC is hedging this exposure is 6.75 years.

UNBC uses purchased interest rate floors to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Payments received under the floor contracts offset the decline in interest income on loans caused by the relevant LIBOR index falling below the floor's strike rate.

UNBC uses interest rate floor corridors to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Net payments to be received under the floor corridor contracts offset the decline in

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES interest income on loans caused by the relevant LIBOR index falling below the corridor's upper strike rate, but only to the extent the index falls to the lower strike rate. The corridor will not provide protection from declines in the relevant LIBOR index to the extent it falls below the corridor's lower strike rate.

UNBC uses interest rate swaps to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Payment to be received (or paid) under the swap contracts will offset the fluctuations in interest income on loans caused by changes in the relevant LIBOR index. As such, these instruments hedge all fluctuations in the loans' interest income caused by changes in the relevant LIBOR index.

UNBC uses purchased interest rate caps to hedge the variable interest cash flows associated with the forecasted issuance and rollover of short-term, fixed rate negotiable certificates of deposit ("CDs"). In these hedging relationships, UNBC hedges the LIBOR component of the CD rates, which is either 3-month LIBOR or 6-month LIBOR, based on the CD's original term to maturity, which reflects their repricing frequency. Net payments to be received under the cap contracts offset the increase in interest expense caused by the relevant LIBOR index rising above the cap's strike rate.

Hedging transactions are structured at inception so that the notional amounts of the hedging instruments are matched with an equal principal amount of loans or CDs, the index and repricing frequencies of the hedging instruments matches those of the loans or CDs, and the period in which the designated hedged cash flows occur is equal to the term of the hedging instruments. As such, most of the ineffectiveness in the hedging relationship results from the mismatch between the timing of reset date on the hedging instruments versus those of the loans or CDs. During 2002, UNBC recognized a net gain of US$0.4 million due to ineffectiveness, which is recognized in Non-interest expense, compared to a net gain of US$0.5 million during 2001.

For cash flow hedges, based upon amounts included in accumulated other changes in equity from nonowner sources at March 31, 2003, the Group expects to recognize a gross increase of (Yen)9.5 billion in net interest income for the year ending March 31, 2004. This amount could differ from amounts actually realized due to changes in interest rates and the addition of other hedges subsequent to March 31, 2003.

Fair Value Hedge

UNBC engages in an interest rate hedging strategy in which an interest rate swap is associated with a specific interest bearing liability, Mandatorily Redeemable Preferred Securities of Subsidiary Grantor Trust ("Trust Preferred Securities"), in order to essentially convert a portion of the liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, the US dollar LIBOR.

Fair value hedging transactions are structured at inception so that the notional amounts of the swap match an associated principal amount of the Trust Preferred Securities. The interest payment dates, the expiration date, and the embedded call option of the swap match those of the Trust Preferred Securities.

The ineffectiveness in fair value hedges during 2002 resulted in a net gain of US$0.6 million compared to a net loss of US$0.1 million during 2001.

UNBC engages in an interest rate hedging strategy in which an interest rate swap is associated with a specified interest bearing liability, five-year, medium-term debt issuance, in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, the US dollar LIBOR.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

The fair value hedging transaction for the medium-term notes was structured at inception to mirror all of the provisions of the medium-term notes, which allows UNBC to assume that no ineffectiveness exists.

23.  OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE-SHEET INSTRUMENTS

Obligations under Guarantees

The Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, liquidity facilities, other off-balance-sheet credit-related supports and similar instruments, in order to meet the customers' financial and business needs. The table below summarizes the contractual or notional amounts with regard to obligations under guarantees and similar arrangements at March 31, 2003. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate such maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.

The Group mitigates credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real properties based on management's credit assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the borrower fails to fulfill its obligations. The following table includes unfunded commitments of
(Yen)76.7 billion, which are participated out to third parties. Contractual or notional amounts summarized in the following table may not necessarily bear any direct relationship to the future actual credit exposure, primarily because of those risk management techniques.

                                                                             Amount by expiration period
                                                               -------------------------------------------------------
                                                     Maximum
                                                   potential/
                                                   Contractual    Less
                                                   or Notional   than 1       1-2        2-3        3-5       Over 5
                                                     amount       year       years      years      years      years
                                                   ----------- ----------- ---------- ---------- ---------- ----------
                                                                              (in billions)
Standby letters of credit and financial guarantees (Yen) 3,661 (Yen) 1,488 (Yen)  232 (Yen)  291 (Yen)  383 (Yen)1,267
Performance guarantees............................       1,070         734        149         85         61         41
Liquidity facilities..............................       1,348       1,348         --         --         --         --
Derivative instruments............................      28,672      23,633      1,293      1,156      1,928        662
Others............................................           2           2         --         --         --         --
                                                   ----------- ----------- ---------- ---------- ---------- ----------
   Total.......................................... (Yen)34,753 (Yen)27,205 (Yen)1,674 (Yen)1,532 (Yen)2,372 (Yen)1,970
                                                   =========== =========== ========== ========== ========== ==========

Nature of guarantee contracts

Standby letters of credit and financial guarantees generally include an obligation of an issuer or a designated third party to guarantee the performance of the customer to the beneficiary under the terms of contracts such as lending contracts and other similar financial transactions. The Croup is required to make payments to the guaranteed parties in the events that the customers fail to fulfill the obligations under the contracts. The guarantees whose contractual maturities are over 5 years are mainly comprised of guarantees of housing loans.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Performance guarantees are the contracts that contingently require the Group to make payments to the guaranteed party based on another party's failure to perform under an obligating agreement, except financial obligation. For example, performance guarantees include guarantees of completion of construction projects.

Liquidity facilities may include a provision of guarantees of collection of contractual cash flows under an asset securitization structure, involving variable interest entities. Such guarantee provisions protect beneficiary of assets securitization from negative returns relating to shortfalls of cash collections on the underlying assets held by the securitization vehicle. See
Note 24 for additional information on the Group's operations regarding variable interest entities.

Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in FIN No. 45 include certain written options and credit default swaps. In order for the Group to determine if those derivative instruments meet the definition of guarantees as prescribed in FIN No. 45, the Group has to track whether the counterparties are actually exposed to the losses that will result from the adverse change in the underlyings. Accordingly, the Group has disclosed information on all credit default swaps and certain written options that have possibilities to meet the definition of guarantees as prescribed in FIN No. 45, regardless of whether the counterparties have assets or liabilities related to the underlyings of the derivatives.

Others include contingent consideration agreements and security lending indemnifications. Contingent consideration agreements provide guarantees on additional payments to acquired insurance agencies' shareholders based on the agencies' future performance in excess of established revenue and/or earnings before interest, taxes, depreciation and amortization thresholds. Security lending indemnifications are the indemnifications for institutional customers of securities lending transactions against counterparty default. All lending transactions are collateralized, primarily by cash.

Carrying amount

At March 31, 2003, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above are (Yen)205,574 million, which are included in Other liabilities and Trading account liabilities. In addition, Other liabilities also include an allowance for off-balance-sheet instruments of (Yen)48,720 million related to these transactions.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Other Off-Balance-Sheet Instruments

In addition to obligations under guarantees set forth above, the Group issues other off-balance-sheet instruments for purposes other than trading. Such off-balance-sheet instruments contain lending-related commitments, including commitments to extend credit and commercial letters of credit that the Group provides to meet the financing needs of its customers. Once the Group issues these financial instruments, the Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31, 2003, approximately 82% of these commitments will expire within one year, 17% from one year to five years and 1% after five years. The table below summarizes the contractual amounts with regard to these commitments at March 31, 2002 and 2003.

                                                2002        2003
                                             ----------- -----------
                                                  (in billions)
            Commitments to extend credit.... (Yen)26,593 (Yen)22,849
            Commercial letters of credit....         378         387
            Resale and repurchase agreements         354         407
            Securities lending transactions.         451          83
            Commitments to make investments.          24          33

Commitments to extend credit, which generally have fixed expiration dates or other termination clauses, are legally binding agreements to lend to customers. Commitments are different from guarantees in that the commitments are generally revocable or have provisions that enable the Group to avoid payments in the event of violations of any conditions of the contracts and certain deterioration of the potential borrowers' financial condition. Commitments to extend credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

Commercial letters of credit, used for facilitating trade transactions, are generally secured by underlying goods. The Group continually monitors the type and amount of collateral and other security, and requires counterparties to provide additional collateral or guarantors as necessary.

Repurchase and resale transactions are collateralized financing agreements. In a sale of securities or other financial instruments with agreement to repurchase them, the Group sells securities or other financial instruments at a stated price to a counterparty and agrees to repurchase identical financial instruments from the same counterparty at a later date at the predetermined price which reflect the principal amount and interest. In a purchase of securities or other financial instruments with agreement to resale them, the Group receives securities or other financial instruments for a stated price from a counterparty and agrees to sell them to the same counterparty at a later date at the predetermined price reflecting the principal amount and interest. When certain conditions specified in SFAS No. 140 are met, the Group accounts for resale agreements as purchase of financial instruments with related off-balance-sheet forward resale commitments and repurchase agreements as sale of financial instruments with related off-balance-sheet forward repurchase agreements. The Group bears the off-balance-sheet risk related to the forward resale and repurchase commitments, including credit risk and market risk.

Securities lending transactions involve the lending of securities borrowed from other financial institutions or customers' securities held in custody to third party borrowers. The Group generally obtains collateral from borrowers, including cash and securities, with similar fair value. The Group follows strict levels of collateralization governed by daily mark-to-market analyses and a review of the creditworthiness of borrowers to control exposure to credit losses resulting from a reduction in the underlying collateral value and nonperformance by borrowers.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Commitments to make investments are legally binding contracts to make additional contributions to corporate recovery or private equity investment funds in accordance with limited partnership agreements. Some of these funds, in which the Group has significant variable interests, are described in Note 24.

Concentration of Credit Risk

Although the Group's portfolio of financial instruments, including on-balance-sheet instruments, is widely diversified along industry and geographic lines, a significant portion of the transactions with off-balance-sheet risk are entered into with other financial institutions.

24.  VARIABLE INTEREST ENTITIES

In January 2003, the FASB issued FIN No. 46, which provides new consolidation accounting guidance for an enterprise involved with a variable interest entity. The variable interest entity is defined as an entity whose total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support or whose equity holders lack some typical characteristics of a controlling financial interest. Variable interests in a variable interest entity are defined as contractual, ownership, or other pecuniary interests in the entity that change with changes in the entity's net asset value. A primary beneficiary is an enterprise that has a variable interest that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. FIN No. 46 requires a primary beneficiary to consolidate the variable interest entity.

The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. For variable interest entities created before February 1, 2003, the provisions of FIN No. 46 become effective for the Group during the year ending March 31, 2004. The transition provisions of FIN No. 46 require certain disclosures about variable interest entities created before February 1, 2003 in the financial statements issued after January 31, 2003. Although the Group is in the process of evaluating the impact of FIN No. 46, it is reasonably possible that FIN No. 46 will require consolidation or additional disclosures related to, the variable interest entities described below.

In the normal course of its business, the Group is a party to various entities which may be deemed to be variable interest entities such as commercial paper conduits, various investment funds, and special purpose entities created for asset-back financing.

Commercial Paper Conduits

The Group administers several third-party owned, multi-seller finance companies (commercial paper conduits) that purchase financial assets, primarily pools of receivables, from third-party customers. Assets purchased by these conduits are generally funded by issuing commercial paper, or partly by borrowings from the Group. While customers basically continue to service the transferred trade receivables and absorb the first losses of the conduits by providing collateral in the form of excess assets in typical cases, the Group underwrites, distributes, makes a market in commercial paper issued by the conduits, and also provides liquidity facilities to the entities, which may function as second loss enhancement.

At March 31, 2003, total assets of the commercial paper conduits created before February 1, 2003 were (Yen)3,116.3 billion and the Group's maximum exposure to loss as a result of its involvement with the conduits was approximately
(Yen)2,455.8 billion, which is computed as the total exposure to the entity including liquidity facilities, loans, and commercial papers held by the Group.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Investment Funds

The Group holds investments in various investment funds that collectively invest in equity and debt securities including listed Japanese securities and investment grade bonds, and, to a limited extent, securities and other interests issued by companies in a start-up or restructuring stage. Such investment funds are managed by investment advisory companies or fund management companies that make investment decision and administer the funds.

At March 31, 2003, total assets of these funds were approximately (Yen)1,314.0 billion, while the Group's investments in these funds were (Yen)318.5 billion. In addition, the Group has committed to make additional contributions of up to
(Yen)14.9 billion to certain investment funds. Total of these represents the Group's maximum exposure to loss as a result of its involvement with these funds.

Special Purpose Entities Created for Asset Back Financing

The Group extends non-recourse asset-backed loans to special purpose entities which hold beneficial interests in real properties to provide financing of special purpose projects including real estate development and natural resource development managed by third parties. The Group generally acts as a member of a group of lenders in many cases and does not have any equity investment in the entities, which is typically provided by project owners. For most of these financings, the equity provided by the project owners is of sufficient level to absorb expected losses. Expected returns to the owners are arranged to be the most significant among all returns.
Accordingly, the Group generally expects that most of these entities will ultimately be determined not to be variable interest entities.

The Group has consolidated certain special purpose entities, which may be variable interest entities, under current accounting guidance. At March 31, 2003, total assets of such consolidated entities were immaterial. As the Group is still in the process of assessing and analyzing the impact of the adoption of FIN No.46 for existing and future arrangements and interests in various entities, additional entities may be identified that will need to be consolidated or disclosed by the Group.

25.  COMMITMENTS AND CONTINGENT LIABILITIES

The Group leases certain office space and equipment under noncancelable agreements expiring through the year 2015.

Future minimum rental commitments for noncancelable leases at March 31, 2003 were as follows:

                                                Capitalized   Operating
                                                  leases       leases
                                                -----------  ------------
                                                      (in millions)
       Year ending March 31:
          2004................................. (Yen)11,299  (Yen) 21,380
          2005.................................      11,950        19,595
          2006.................................       9,977        18,009
          2007.................................       7,454        10,527
          2008.................................       4,784         9,291
          2009 and thereafter..................       5,146        33,402
                                                -----------  ------------
              Total minimum lease payments.....      50,610  (Yen)112,204
                                                             ============
       Amount representing interest............      (2,271)
                                                -----------
       Present value of minimum lease payments. (Yen)48,339
                                                ===========

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Total rental expense for the years ended March 31, 2001, 2002 and 2003 was
(Yen)34,520 million, (Yen)34,692 million and (Yen)40,616 million, respectively.

The Group is involved in various litigation matters. In the opinion of management, the Group's liabilities, if any, when ultimately determined will not have a material adverse effect on the Group's results of operations and financial position.

26.  FEES AND COMMISSIONS INCOME

Details of fees and commissions income for the years ended March 31, 2001, 2002 and 2003 were as follows:

                                                               2001         2002         2003
                                                           ------------ ------------ ------------
                                                                       (in millions)
Trust fees................................................ (Yen) 36,362 (Yen) 22,363 (Yen) 21,424
Fees on funds transfer and service charges for collections       56,147       56,180       57,869
Fees and commissions on international business............       50,472       52,537       53,560
Fees and commissions on credit card business..............       47,828       50,928       63,681
Service charges on deposits...............................       22,672       29,791       34,626
Other fees and commissions................................      128,168      130,007      160,558
                                                           ------------ ------------ ------------
   Total.................................................. (Yen)341,649 (Yen)341,806 (Yen)391,718
                                                           ============ ============ ============

27.  BUSINESS SEGMENTS

The business segment information of the Group, set forth below, is derived from the internal management reporting system used by management to measure the performance of the business segments. Unlike financial accounting, there is no authoritative body of guidance for management accounting. The business segment information, set forth below, is based on the financial information prepared in accordance with Japanese GAAP along with internal management accounting rules and practices. Accordingly, the format and information is presented primarily on the basis of Japanese GAAP and is not consistent with the consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided for the total amounts of segments' total operating profit with income
(loss) before income tax expense (benefit) and cumulative effect of a change in accounting principle under US GAAP.

See Note 28 for financial information relating to the Group's operations by geographic area. The geographic financial information is consistent with the basis of the accompanying consolidated financial statements.

The Group was organized based on a business unit system during the year ended March 31, 2003 as follows:

..   The Retail Banking business unit provides banking products and services to individual customers in Japan.

..   The Commercial Banking business unit provides banking products and services to large corporations and some small and medium-sized companies.

..   The Global Corporate Banking business unit provides banking services to large Japanese corporations and their overseas operations as well as non-Japanese corporations who do business on a global basis, excluding UNBC's customers.

..   The Investment Banking business unit provides advisory and other services related to mergers and acquisitions, securities services of the Bank, syndicated loans, project financing, derivatives and securitization and other investment banking activities.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

..   The Asset Management business unit provides asset management and trust products and services mainly to high net worth individuals, branch customers and corporate clients in Japan.

..   The UNBC business unit includes its subsidiaries in California, UnionBanCal
    Corporation and Union Bank of California, N.A.

..   The Operations Services unit provides operations and settlement services to the Group's other business units, including settlement and foreign exchange.

..   The Treasury unit conducts the Group's asset and liability management and liquidity management.

For the years ended March 31, 2001 and 2002, the Bank's securities subsidiaries were included in the investment banking business unit. In response to the incorporation of Mitsubishi Securities into which these securities subsidiaries were merged on September 1, 2002, the Group began measuring the results of Mitsubishi Securities separately from its investment banking business unit in the latter half of the year ended March 31, 2003. Accordingly, the Group presented Mitsubishi Securities as a separate operating segment for the year ended March 31, 2003. Presentation for prior years has been reclassified to confirm to the presentation for the fiscal year ended March 31, 2003.

Mitsubishi Securities segment includes Mitsubishi Securities and its subsidiaries that provide a broad range of retail and corporate securities services and products including retail brokerage, securitization, M&A advisory and derivatives.

Further, after the incorporation of Mitsubishi Securities, the Bank transferred part of the investment banking business, including securitization, M&A advisory and derivatives, to Mitsubishi Securities from its investment banking business unit. This transfer did not significantly affect the current year results of the investment banking business unit or Mitsubishi Securities. It is not practicable to restate the previous years' information based on the current year's presentation or to recast the current year's information based on the previous year's presentation to reflect this transfer.

In May 2003, the Group integrated the investment banking business unit and asset management business unit into one business unit under the name of investment banking and asset management business unit. Since this integration of business units was made subsequent to March 31, 2003, the Group did not reclassify the business segment information for the years ended March 31, 2001, 2002, and 2003 to reflect such integration.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

The financial performances of the Group's major business units and Mitsubishi Securities, derived from the internal management reporting system, are summarized below. Management does not use information on segments' total assets to allocate resources and assess performance and has not prepared information on segment assets. Accordingly, business segments' information on total assets is not available.

                                                         Global
                               Retail      Commercial   Corporate    Investment      Asset                    Operation
                               Banking      Banking      Banking      Banking      Management       UNBC      Services
                             ------------ ------------ ------------ ------------  ------------  ------------ -----------
                                                                                                 (in millions)
Year ended March 31, 2001:
 Net revenue:
   The Bank:
    Net interest income..... (Yen)197,587 (Yen)215,171 (Yen)133,659 (Yen) (1,934) (Yen) (4,443) (Yen)     -- (Yen) 1,380
    Net fees................       19,716       39,652       60,478       27,833         6,440            --       3,572
    Other...................       11,872       22,803       22,612       22,253        (2,255)           --       1,380
   The Bank's
    subsidiaries............       72,276        9,047       53,850       25,838         9,046       256,225      16,040
                             ------------ ------------ ------------ ------------  ------------  ------------ -----------
     Total..................      301,451      286,673      270,599       73,990         8,788       256,225      22,372
 Operating expenses.........      231,343      130,453      124,491       49,968        12,737       131,869      18,107
                             ------------ ------------ ------------ ------------  ------------  ------------ -----------
 Operating profit (loss).... (Yen) 70,108 (Yen)156,220 (Yen)146,108 (Yen) 24,022  (Yen) (3,949) (Yen)124,356 (Yen) 4,265
                             ============ ============ ============ ============  ============  ============ ===========
Year ended March 31, 2002:
 Net revenue:
   The Bank:
    Net interest income..... (Yen)176,297 (Yen)216,041 (Yen)136,872 (Yen)  3,941  (Yen)   (361) (Yen)     -- (Yen)   867
    Net fees................       23,314       43,631       68,365       31,492         5,274            --       3,988
    Other...................       10,737       26,723       18,956       26,748        (4,915)           --       1,137
   The Bank's
    subsidiaries............       72,787       11,342       57,887       39,573         8,943       295,898      15,458
                             ------------ ------------ ------------ ------------  ------------  ------------ -----------
     Total..................      283,135      297,737      282,080      101,754         8,941       295,898      21,450
 Operating expenses.........      230,602      126,834      134,559       50,585        13,884       163,641      17,635
                             ------------ ------------ ------------ ------------  ------------  ------------ -----------
 Operating profit (loss).... (Yen) 52,533 (Yen)170,903 (Yen)147,521 (Yen) 51,169  (Yen) (4,943) (Yen)132,257 (Yen) 3,815
                             ============ ============ ============ ============  ============  ============ ===========
Year ended March 31, 2003:
 Net revenue:
   The Bank:
    Net interest income..... (Yen)165,407 (Yen)196,033 (Yen)125,811 (Yen)  6,082  (Yen)    (24) (Yen)     -- (Yen)   733
    Net fees................       29,383       46,250       65,040       28,080         3,912            --       3,716
    Other...................       12,645       31,337       24,273       31,100       (14,572)           --         841
   The Bank's subsidiaries         72,534       12,964       47,787       29,465         7,772       275,834      14,569
                             ------------ ------------ ------------ ------------  ------------  ------------ -----------
     Total..................      279,969      286,584      262,911       94,727        (2,912)      275,834      19,859
Operating expenses..........      211,695      126,995      129,945       46,176        16,524       161,585      16,937
                             ------------ ------------ ------------ ------------  ------------  ------------ -----------
Operating profit (loss)..... (Yen) 68,274 (Yen)159,589 (Yen)132,966 (Yen) 48,551  (Yen)(19,436) (Yen)114,249 (Yen) 2,922
                             ============ ============ ============ ============  ============  ============ ===========

                                            Mitsubishi
                               Treasury     Securities       Other*         Total
                             ------------  ------------  -------------  --------------
                                                 (in millions)
Year ended March 31, 2001:
 Net revenue:
   The Bank:
    Net interest income..... (Yen) 60,507  (Yen)     --  (Yen) (42,988) (Yen)  558,939
    Net fees................       (2,924)           --        (35,577)        119,190
    Other...................       46,047            --         43,014         167,726
   The Bank's
    subsidiaries............        1,500        20,303          8,432         472,557
                             ------------  ------------  -------------  --------------
     Total..................      105,130        20,303        (27,119)      1,318,412
 Operating expenses.........       23,211        22,144        146,766         891,089
                             ------------  ------------  -------------  --------------
 Operating profit (loss).... (Yen) 81,919  (Yen) (1,841) (Yen)(173,885) (Yen)  427,323
                             ============  ============  =============  ==============
Year ended March 31, 2002:
 Net revenue:
   The Bank:
    Net interest income..... (Yen)152,008  (Yen)     --  (Yen) (21,416) (Yen)  664,249
    Net fees................       (5,009)           --        (40,522)        130,533
    Other...................       57,811            --         (4,960)        132,237
   The Bank's
    subsidiaries............        2,265        12,784          8,571         525,508
                             ------------  ------------  -------------  --------------
     Total..................      207,075        12,784        (58,327)      1,452,527
 Operating expenses.........       28,370        21,992         57,001         845,103
                             ------------  ------------  -------------  --------------
 Operating profit (loss).... (Yen)178,705  (Yen) (9,208) (Yen)(115,328) (Yen)  607,424
                             ============  ============  =============  ==============
Year ended March 31, 2003:
 Net revenue:
   The Bank:
    Net interest income..... (Yen)180,127  (Yen)     --  (Yen) (49,935) (Yen)  624,234
    Net fees................       (6,222)           --        (37,185)        132,974
    Other...................      111,863            --         (6,972)        190,515
   The Bank's subsidiaries          2,068        55,060          6,022         524,075
                             ------------  ------------  -------------  --------------
     Total..................      287,836        55,060        (88,070)      1,471,798
Operating expenses..........       26,712        65,928         80,008         882,505
                             ------------  ------------  -------------  --------------
Operating profit (loss)..... (Yen)261,124  (Yen)(10,868) (Yen)(168,078) (Yen)  589,293
                             ============  ============  =============  ==============

--------
* Other includes the Systems Services unit, the eBusiness & IT Initiatives unit, and the Corporate Center and eliminates overlapping allocation.

Management measures performance of each business unit by "operating profit," which includes profits or losses of the Bank's subsidiaries. Financial information of each of the Bank's subsidiaries is assigned to only one business unit, based on its major products or services provided and its major type of customers. "Operating profit" is a defined term in the Bank's regulatory reporting to the FSA.

"Net revenue" above includes net interest income, net fees (that is, fees and commissions received, net of fees paid and other related expenses), and other gains, such as net trading gains, net foreign exchange gains, and net gains from sales of debt investment securities measured under Japanese GAAP. Interest income and expenses between business units are determined using an internal transfer pricing system, based on current market rates.

"Operating expenses" include salaries and employee benefits, occupancy and certain other non-interest expenses. In determining operating profit, the Group does not assign to each business unit certain income and expense

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES items such as specific provisions for loan loss reserve, equity investment securities gains or losses, minority interest in earnings or losses of the Bank's subsidiaries, equity in earnings or losses of the Bank's affiliated companies, goodwill amortization and impairment, net gains or losses from disposition of premises and equipment, and other certain non-interest income and expense items.

Frequently, the business units work together in connection with providing services to customers. In accordance with the Group's internal management accounting policies, the Group does not apportion the net revenue relating to a particular transaction among the participating business units. Instead, the Group assigns the total amount of net revenue relating to each of these transactions to each participating business unit. As a result, some items of net revenue are recorded as part of the operating results of more than one business unit. Any overlapping allocations are eliminated in the "Other" column. The following is the summary of the aggregate amounts of this overlapping allocation of net revenue for the business units for the years ended March 31, 2001, 2002 and 2003.

                                                Global                 Total
                           Retail  Commercial  Corporate    Asset      amount
                           Banking  Banking     Banking   Management eliminated
                           ------- ---------- ----------- ---------- -----------
                                               (in millions)
Year ended March 31, 2001:
 Investment banking....... (Yen) 3 (Yen)5,606 (Yen)28,005  (Yen)538  (Yen)34,152
Year ended March 31, 2002:
 Investment banking.......      --      7,837      30,157        --       37,994
Year ended March 31, 2003:
 Investment banking.......      --      9,722      28,709        --       38,431

On April 2, 2001, NTB became a wholly owned subsidiary of MTFG and has been deconsolidated. On October 1, 2001, NTB and TTB merged with and into Mitsubishi Trust and, accordingly, the Bank's segment internal management reports do not include the financial performance of NTB and TTB subsequent to the merger. Their post-merger financial performance is reflected in Mitsubishi Trust's segment information. The Bank's segment information for the year ended March 31, 2001 has been restated to reflect the exclusion of NTB and TTB from its consolidation. NTB's operation principally includes pension trust services, securities operations, real estate services, property management services, and stock transfer agency services. TTB's principal business includes securities lending transactions, asset securitizations and other financial securities. The following is a summary of financial performance of NTB and TTB for the year ended March 31, 2001 derived from the internal management systems of these banks without any adjustments.

                                            Year ended
                                             March 31,
                                               2001
                                           -------------
                                           (in millions)
                        Net revenue.......  (Yen)37,020
                        Operating expenses       20,210
                                            -----------
                        Operating profit..  (Yen)16,810
                                            ===========

Reconciliation

As set forth above, the measurement bases and the income and expenses items covered are very different between the internal management reporting system and the accompanying consolidated statements of operations. Therefore, it is impracticable to present reconciliations of the business segments' total information, other than operating profit, to corresponding items in the accompanying consolidated statements of operations.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Reconciliations of the segments' operating profit under the internal management reporting system for the years ended March 31, 2001, 2002 and 2003 above to income (loss) before income tax expense (benefit) and cumulative effect of a change in accounting principle shown on the consolidated statements of operations are as follows:

                                                                                          2001       2002       2003
                                                                                       ---------  ---------  ---------
                                                                                                (in billions)
Operating profit:..................................................................... (Yen) 427  (Yen) 607  (Yen) 589
                                                                                       ---------  ---------  ---------
   Equity investment securities gains (losses)--net...................................        41        (26)      (171)
   Debt investment securities gains--net..............................................        14          9        142
   Provision for credit losses........................................................      (557)      (449)      (255)
   Trading account profits (losses)...................................................       105         11         50
   Foreign exchange gains (losses)--net...............................................       (66)      (172)        28
   Losses on other real estate owned..................................................       (16)        (5)         0
   Goodwill amortization..............................................................        (4)        (5)        --
   Minority interest..................................................................       (20)       (23)        (4)
   Other--net.........................................................................       (26)      (165)      (106)
                                                                                       ---------  ---------  ---------
Income (loss) before income tax expense (benefit) and cumulative effect of a change in accounting principle................................................................ (Yen)(102) (Yen)(218) (Yen) 273
                                                                                       =========  =========  =========

28.  FOREIGN ACTIVITIES

Foreign operations include the business conducted by overseas offices, as well as international business conducted from domestic offices, principally several international banking-related divisions of the Bank's Head Office in Tokyo, and involve various transactions with debtors and customers residing outside Japan. Close integration of the Group's foreign and domestic activities makes precise estimates of the amounts of assets, liabilities, income and expenses attributable to foreign operations difficult and necessarily subjective. Assets, income and expenses attributable to foreign operations are allocated to geographical areas based on the domiciles of the debtors and customers.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the Group's foreign operations. The following table sets forth estimated total assets at March 31, 2001, 2002 and 2003, and estimated total revenue, total expenses, income (loss) before income tax expense (benefit) and net income
(loss) for the respective years then ended.

                                                 Domestic                               Foreign
                                             ---------------  ------------------------------------------------------------
                                                                  United                      Asia/Oceania
                                                                 States of                     excluding        Other
                                                  Japan           America         Europe         Japan          areas*
                                             ---------------  --------------- -------------- -------------- --------------
                                                                                     (in millions)
Year ended March, 2001:
   Total Revenue............................ (Yen) 1,120,490  (Yen)   646,712 (Yen)  303,458 (Yen)  271,639 (Yen)  169,813
   Total Expenses...........................       1,510,095          601,273        210,725        176,862        114,869
   Income (loss) before income tax expense
    (benefit)...............................        (389,605)          45,439         92,733         94,777         54,944
   Net income (loss)........................        (352,301)          15,592         90,960         84,287         53,778
   Total assets at end of year..............      54,869,073       10,226,729      6,213,544      3,074,029      1,993,528
Year ended March, 2002:
   Total Revenue............................ (Yen)   830,902  (Yen)   563,741 (Yen)  235,845 (Yen)  239,274 (Yen)  120,545
   Total Expenses...........................       1,226,830          527,864        193,272        185,259         75,128
   Income (loss) before income tax expense
    (benefit) and cumulative effect of a
    change in accounting principle..........        (395,928)          35,877         42,573         54,015         45,417
   Net income (loss)........................        (282,577)          11,441         46,113         49,862         42,490
   Total assets at end of year..............      55,382,956       10,488,984      5,391,593      3,030,691      2,336,930
Year ended March, 2003:
   Total Revenue............................ (Yen) 1,027,997  (Yen)   462,231 (Yen)  292,779 (Yen)  131,352 (Yen)   80,350
   Total Expenses...........................       1,026,030          376,148        178,152         83,326         57,705
   Income (loss) before income tax expense
    (benefit) and cumulative effect of a
    change in accounting principle..........           1,967           86,083        114,627         48,026         22,645
   Net income (loss)........................          22,046           55,558        112,197         37,749         21,428
   Total assets at end of year..............      56,675,468       10,294,825      5,895,574      2,986,840      1,827,680




                                                  Total
                                             ---------------

Year ended March, 2001:
   Total Revenue............................ (Yen) 2,512,112
   Total Expenses...........................       2,613,824
   Income (loss) before income tax expense
    (benefit)...............................        (101,712)
   Net income (loss)........................        (107,684)
   Total assets at end of year..............      76,376,903
Year ended March, 2002:
   Total Revenue............................ (Yen) 1,990,307
   Total Expenses...........................       2,208,353
   Income (loss) before income tax expense
    (benefit) and cumulative effect of a
    change in accounting principle..........        (218,046)
   Net income (loss)........................        (132,671)
   Total assets at end of year..............      76,631,154
Year ended March, 2003:
   Total Revenue............................ (Yen) 1,994,709
   Total Expenses...........................       1,721,361
   Income (loss) before income tax expense
    (benefit) and cumulative effect of a
    change in accounting principle..........         273,348
   Net income (loss)........................         248,978
   Total assets at end of year..............      77,680,387

--------
*  Other areas primarily include Canada, Latin America and the Caribbean.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2002 and 2003:

                                                         2002            2003
                                                    --------------- ---------------
                                                             (in millions)
Cash and due from banks............................ (Yen)   243,137 (Yen)   444,557
Interest-earning deposits in other banks...........       2,675,835       2,880,021
                                                    --------------- ---------------
         Total..................................... (Yen) 2,918,972 (Yen) 3,324,578
                                                    =============== ===============
Trading account assets............................. (Yen) 1,631,070 (Yen) 1,547,977
                                                    =============== ===============
Investment securities.............................. (Yen) 3,768,705 (Yen) 4,092,220
                                                    =============== ===============
Loans--net of unearned income and deferred loan
 fees.............................................. (Yen)10,671,369 (Yen) 9,365,138
                                                    =============== ===============
Deposits, principally time deposits and
 certificates of deposit by foreign banks.......... (Yen)10,643,787 (Yen)10,090,802
                                                    =============== ===============
Funds borrowed:
   Call money, funds purchased, and receivables
    under repurchase agreements and securities
    lending transactions........................... (Yen) 1,619,413 (Yen) 1,384,191
   Other short-term borrowings.....................         590,951         400,627
   Long-term debt..................................       1,639,122       1,059,348
                                                    --------------- ---------------
         Total..................................... (Yen) 3,849,486 (Yen) 2,844,166
                                                    =============== ===============
Trading account liabilities........................ (Yen) 1,313,020 (Yen) 1,085,528
                                                    =============== ===============

At March 31, 2001, 2002 and 2003, the Group had no cross-border outstandings, as defined in the Securities Act Industry Guides 3, in any foreign country, which exceeded 0.75% of consolidated total assets .

29.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Quoted market prices, when available, are used to estimate fair values of financial instruments. However, quoted market prices are not available for a substantial portion of financial instruments and, therefore, fair values for such financial instruments are estimated using discounted cash flow models or other valuation techniques. Although management uses its best judgment in estimating fair values of financial instruments, estimation methodologies and assumptions used to estimate fair values are inherently subjective. Accordingly, the estimates presented herein are not necessarily indicative of net realizable or liquidation values. The use of different estimation methodologies and/or market assumptions may have a significant effect on the estimated fair values. The estimated fair values of financial instruments do not include valuations of related intangible assets such as core deposits.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

The following is a summary of carrying amounts and estimated fair values of financial instruments at March 31, 2002 and 2003:

                                                                              2002                    2003
                                                                     ----------------------- -----------------------
                                                                      Carrying   Estimated    Carrying   Estimated
                                                                       amount    fair value    amount    fair value
                                                                     ----------- ----------- ----------- -----------
                                                                                      (in billions)
Financial assets:
   Cash, due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing
     transactions................................................... (Yen) 9,666 (Yen) 9,666 (Yen)10,326 (Yen)10,326
   Trading account assets, excluding derivatives....................       4,705       4,705       4,602       4,602
   Investment securities............................................      17,185      17,185      16,801      16,801
   Loans, net of allowance for credit losses........................      39,671      39,815      38,934      39,174
   Other financial assets...........................................       1,516       1,516       1,630       1,630
   Derivative financial instruments:
       Trading activities...........................................       2,219       2,219       3,280       3,280
       Activities qualifying for hedges.............................          13          13          15          15
Financial liabilities:
   Non-interest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities
     lending transactions...........................................      13,163      13,163      13,153      13,153
   Interest-bearing deposits........................................      46,726      46,731      49,017      49,029
   Debentures.......................................................       2,275       2,286         636         638
   Trading account liabilities, excluding derivatives...............         177         177         206         206
   Obligations to return securities received as collateral..........         316         316         929         929
   Other short-term borrowings......................................       2,313       2,313       1,543       1,543
   Long-term debt...................................................       4,893       4,995       4,607       4,768
   Other financial liabilities......................................       2,162       2,162       1,745       1,745
   Derivative financial instruments:
       Trading activities...........................................       2,114       2,114       3,130       3,130
       Activities qualifying for hedges.............................           2           2          --          --

The methodologies and assumptions used to estimate the fair value of the financial instruments are summarized below.

Cash, due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions--For cash, due from banks including interest-earning deposits, and call loans and funds sold, the carrying amounts are a reasonable estimate of the fair values because of their short-term nature and limited credit risk. For receivables under resale agreements and securities borrowing transactions, the fair values are based on quoted market prices, when available, or estimated with reference to quoted market prices for similar instruments when quoted market prices are not available.

Trading account securities--Trading account securities and short trading positions of securities are carried at fair value, which is principally based on quoted market prices, when available. If the quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Investment securities--The fair values of investment securities, where quoted market prices or secondary market prices are available, are equal to such market prices. For investment securities, when quoted market prices or secondary market prices are not available, the fair values are estimated using quoted market prices for similar securities or based on appraised value as deemed appropriate by management. The fair value of investment

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES securities other than those classified as available for sale or being held to maturity (i.e., nonmarketable equity securities) at March 31, 2002 and 2003 were not readily determinable. Therefore, the above summary does not include the carrying amounts of such investment securities amounting to (Yen)99 billion and (Yen)113 billion at March 31, 2002 and 2003, respectively.

Loans--The fair values of loans are estimated for groups of similar characteristics, including type of loan, credit quality and remaining maturity. In incorporating the credit risk factor, management concluded that the allowance for credit losses adequately adjusts the related book values for credit risk. For floating- or adjustable-rate loans, which mature or are repriced within a short period of time, the carrying values are considered to be a reasonable estimate of fair values. For fixed-rate loans, market prices are not generally available and the fair values are estimated by discounting the estimated future cash flows based on the contracted maturity of the loans. The discount rates are based on the current market rates corresponding to the applicable maturity. Where quoted market prices or estimated fair values are available, primarily for loans to refinancing countries, loans held for dispositions or sales and certain other foreign loans, the fair values are based on such market prices and estimated fair values, including secondary market prices. For nonperforming loans, the fair values are generally determined on an individual basis by discounting the estimated future cash flows and may be based on the appraisal value of underlying collateral as appropriate.

Other financial assets--The estimated fair values of other financial assets, which primarily include accrued interest receivable, customers' acceptance liabilities and accounts receivable, approximate their carrying amounts.

Derivative financial instruments--The estimated fair values of derivative financial instruments are the amounts the Group would receive or pay to terminate the contracts at the balance-sheet date, taking into account the current unrealized gains or losses on open contracts. They are based on market or dealer quotes when available. Valuation models such as present value and option pricing models are applied to current market information to estimate fair values when such quotes are not available.

Non-interest-bearing deposits, call money and funds purchased, payables under repurchase agreements and securities lending transactions, and obligations to return securities received as collateral--The fair values of non-interest-bearing deposits are equal to the amounts payable on demand. For call money and funds purchased, the carrying amounts are a reasonable estimate of the fair values because of their short-term nature. For payables under repurchase agreements and securities lending transactions and obligations to return securities received as collateral, the fair values are generally based on quoted market prices, when available, or estimated using quoted market prices for similar instruments when quoted market prices are not available.

Interest-bearing deposits--The fair values of demand deposits, deposits at notice, and certificates of deposit maturing within a short period of time are the amounts payable on demand. Fair values of time deposits and certificates of deposit maturing after a short period of time are estimated by discounting the estimated cash flows using the rates currently offered for deposits of similar remaining maturities or the applicable current market rates.

Debentures--The fair values of debentures are estimated using a discounted cash flow model based on quoted market rates or, if available, secondary market rates currently available for debentures with similar terms and remaining maturities.

Other short-term borrowings--For most other short-term borrowings, the carrying amounts are a reasonable estimate of the fair values because of their short-term nature. For certain borrowings, fair values are estimated by

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES discounting the estimated future cash flows using applicable current market interest rates or comparable rates for similar instruments, which represent the Group's cost to raise funds with a similar remaining maturity.

Long-term debt--For convertible bonds and certain subordinated debt, the fair values are estimated based on quoted market prices of the instruments. The fair value of other long-term debt are estimated using a discounted cash flow model based on rates applicable to the Group for debt with similar terms and remaining maturities.

Other financial liabilities--The estimated fair values of other financial liabilities, which primarily include accrued interest payable, bank acceptances, accounts payable and obligations under standby letters of credit and guarantees, approximate their carrying amounts. Effective January 1, 2003, the Group adopted the initial recognition and measurement provisions of FIN No. 45, which requires that, for guarantees within the scope of FIN No. 45 issued or amended after December 31, 2002, liability for the fair value of the obligations undertaken in issuing the guarantees be initially measured at fair value. The fair values of obligations under standby letters of credit and guarantees are based on fees received or receivable by the Group.

The fair values of certain off-balance-sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2002 and 2003 was not material.

The fair value estimates presented herein are based on pertinent information available to management as of March 31, 2002 and 2003. These amounts have not been comprehensively revalued since that date and, therefore, current estimates of fair values may have changed significantly from the amounts presented herein.

30.  STOCK-BASED COMPENSATION

Two subsidiaries of the Bank, which are Mitsubishi Securities and UNBC, have several stock-based compensation plans.

Mitsubishi Securities

Under the Code, companies are permitted to purchase their own shares in the market in order to implement a stock option plan when approved by the shareholders.

Pursuant to resolutions approved at the general shareholders' meetings, Mitsubishi Securities offers stock option plans which provide directors, executive officers, eligible employees and certain other persons with options to purchase shares (at the respective exercise prices stipulated in each plan) as follows:

    Date of approval
  at the shareholders'
         meeting                Exercise period                 Shares
         -------           -------------------------            ------
June 29, 1999               July 1, 2001 to June 30,
                                                2003          1,575,000
June 29, 2000               July 1, 2002 to June 30,
                                                2005          2,057,000
June 28, 2001               July 1, 2003 to June 30,
                                                2006          2,272,000
                                                              ---------
Total                                                         5,904,000
                                                              =========

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

The plans provide for the granting of stock options having an exercise price not less than the market value of Mitsubishi Securities' common stock on the date of grant. Following is the option activity for the period from September 1, 2002 to March 31, 2003:

                                                         Weighted-average
                                        Number of shares  exercise price
                                        ---------------- ----------------
       Outstanding at September 1, 2002    5,512,000        (Yen)1,278
       Granted.........................           --                --
       Exercised.......................           --                --
       Forfeited.......................           --                --
                                           ---------        ----------
       Outstanding at end of year......    5,512,000             1,278
                                           =========        ==========
       Exercisable at end of year......    3,403,000        (Yen)1,566
                                           =========        ==========

The following table details the distribution of stock options outstanding as of March 31, 2003:

                                                                    Options exercisable at
                    Options outstanding at March 31, 2003               March 31, 2003
                --------------------------------------------- -----------------------------------
                            Weighted-average
   Range of       Number       remaining     Weighted-average                    Weighted-average
exercise prices outstanding contractual life  exercise price  Number exercisable  exercise price
--------------- ----------- ---------------- ---------------- ------------------ ----------------
 (Yen)     812   2,109,000     3.3 years        (Yen)  812               --         (Yen)   --
 1,546 - 1,595   3,403,000     1.4                   1,566        3,403,000              1,566
                 ---------                                        ---------
                 5,512,000                                        3,403,000
                 =========                                        =========

UNBC

UNBC has two management stock plans. The Year 2000 UnionBanCal Corporation Stock Plan, effective January 1, 2000 (the "2000 Stock Plan"), and the UnionBanCal Corporation Management Stock Plan, restated effective June 1, 1997 (the "1997 Stock Plan"), have 16.0 million and 6.6 million shares, respectively, of the UNBC's common stock authorized to be awarded to key employees and outside directors of UNBC at the discretion of the Executive Compensation and Benefits Committee of the Board of Directors (the "Committee"). Employees on rotational assignment from the Bank are not eligible for stock awards.

The Committee determines the term of each stock option grant, up to a maximum of ten years from the date of grant. The exercise price of the options issued under the Stock Plan shall not be less than the fair market value on the date the option is granted. Unvested restricted stock issued under the Stock Plan is shown as a reduction to retained earnings. The value of the restricted shares at the date of grant is amortized to compensation expense over the vesting period. All cancelled or forfeited options and restricted stock become available for future grants.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

In 2000, 2001 and 2002, UNBC granted options to non-employee directors and various key employees, including policy-making officers under the 1997 and 2000 Stock Plans. Under both Stock Plans, options granted to employees vest pro-rata on each anniversary of the grant date and become fully exercisable three years from the grant date, provided that the employee has completed the specified continuous service requirement. The options vest earlier if the employee dies, is permanently disabled, or retires under certain grant, age, and service conditions. Options granted to non-employee directors are fully vested on the grant date and exercisable 33 1/3 percent on each anniversary under the 1997 Stock Plan, and fully vested and exercisable on the grant date under the 2000 Stock Plan. The following is a summary of stock option transactions under the Stock Plans.

                                                   Years ended December 31,
                     ------------------------------------------------------------------------------------
                                2000                        2001                         2002
                     --------------------------- --------------------------- ----------------------------
                     Number of  Weighted-average Number of  Weighted-average  Number of  Weighted-average
                      shares     exercise price   shares     exercise price    shares     exercise price
                     ---------  ---------------- ---------  ---------------- ----------  ----------------
Options outstanding,
  beginning of year. 3,281,273       $28.46      5,191,899       $28.47       7,939,271       $29.79
  Granted........... 2,126,506        27.99      3,448,242        30.03       2,911,652        43.49
  Exercised.........   (98,004)       13.18       (557,597)       19.02      (2,187,170)       28.57
  Forfeited.........  (117,876)       32.04       (143,273)       29.91        (148,284)       34.05
                     ---------                   ---------                   ----------
Options outstanding,
  end of year....... 5,191,899       $28.47      7,939,271       $29.79       8,515,469       $34.71
                     =========                   =========                   ==========
Options exercisable,
  end of year....... 2,135,228       $25.90      3,009,555       $29.53       3,031,478       $31.08
                     =========                   =========                   ==========

The weighted-average fair value of options granted was $10.21 during 2000, $10.38 during 2001, and $16.67 during 2002.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants made in 2000, 2001 and 2002:

                                          2000    2001    2002
                                         ------- ------- -------
                Risk-free interest rate.    6.4%    4.9%    4.9%
                Expected lives.......... 5 years 5 years 5 years
                Expected volatility.....     44%     45%     46%
                Expected dividend yields    3.5%    3.4%    2.3%

The following table summarizes information about stock options outstanding.

                                                                 Options exercisable at
                  Options outstanding at December 31, 2002         December 31, 2002
                --------------------------------------------- ----------------------------
                            Weighted-average
   Range of       Number       remaining     Weighted-average   Number    Weighted-average
Exercise Prices outstanding contractual life  exercise price  exercisable  exercise price
--------------- ----------- ---------------- ---------------- ----------- ----------------
$ 11.25-11.25       33,000     2.3 years          $11.25          33,000       $11.25
  18.29-25.00      314,392     4.5                 22.23         275,285        22.07
  27.56-38.04    5,290,575     7.1                 30.81       2,648,693        31.84
  42.69-48.51    2,877,502     9.2                 43.53          74,500        45.91
                 ---------                                     ---------
                 8,515,469                                     3,031,478
                 =========                                     =========

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

In 2000, 2001 and 2002, UNBC also granted 13,500 shares, 6,000 shares and 6,000 shares, respectively, of restricted stock to key officers, including policy-making officers, under the Stock Plan. The awards of restricted stock vest pro-rata on each anniversary of the grant date and become fully vested four years from the grant date, provided that the employee has completed the specified continuous service requirement. They vest earlier if the employee dies, is permanently and totally disabled, or retires under certain grant, age, and service conditions. Restricted shareholders have the right to vote their restricted shares and receive dividends.

The following is a summary of restricted stock transactions under the Stock
Plan.

                                                             Years ended December 31,
                                         -----------------------------------------------------------------
                                                 2000                  2001                  2002
                                         --------------------- --------------------- ---------------------
                                                    Weighted-             Weighted-             Weighted-
                                                     average               average               average
                                         Number of  grant date Number of  grant date Number of  grant date
                                          shares    fair value  shares    fair value  shares    fair value
                                         ---------  ---------- ---------  ---------- ---------  ----------
Restricted stock awards outstanding,
  beginning of year..................... 1,496,106    $14.05   1,506,162    $14.11   1,511,526    $14.19
   Granted..............................    13,500     25.00       6,000     37.10       6,000     45.00
   Cancelled............................    (3,444)    31.66        (636)    37.47        (459)    32.61
                                         ---------             ---------             ---------
Restricted stock awards outstanding, end
  of year............................... 1,506,162    $14.11   1,511,526    $14.19   1,517,067    $14.31
                                         =========             =========             =========
Restricted stock awards vested, end of
  year.................................. 1,408,696    $13.00   1,469,354    $13.66   1,503,305    $14.09
                                         =========             =========             =========

At December 31, 2000, 2001 and 2002, 8,969,424 shares, 5,659,091 shares and
2,890,182 shares, respectively, were available for future grants as either stock options or restricted stock under the Stock Plan. The number of shares available for future grants at December 31, 2002 does not include six million shares authorized, but not registered, during 2002.

Effective January 1, 1997, UNBC established a Performance Share Plan. Eligible participants may earn performance share awards to be redeemed in cash three years after the date of grant. Performance shares are linked to shareholder value in two ways: (1) the market price of the UNBC's common stock; and (2) return on equity, a performance measure closely linked to value creation. Eligible participants generally receive grants of performance shares annually. The total number of performance shares granted under the plan cannot exceed 600,000. UNBC granted 31,500 shares in 2000, 68,000 shares in 2001, and 61,500 shares in 2002. No performance shares were forfeited in 2000 or 2002. In 2001, 9,000 performance shares were forfeited. The value of a performance share is equal to the market price of UNBC's common stock. All cancelled or forfeited performance shares become available for future grants.

31.  RELATED PARTY TRANSACTIONS

Transactions with MTFG, Mitsubishi Trust and their subsidiaries

Since the formation of the MTFG, Mitsubishi Trust and its subsidiaries have been related parties which are under common control by MTFG. In addition, subsidiaries of MTFG other than wholly-owned banking subsidiaries (i.e. the Bank and Mitsubishi Trust) are related parties of the Bank.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Concluded)


The Bank lends and borrows funds from such related parties as a course of its normal banking activities. In addition, the Bank acts as an agency for Mitsubishi Trust and offers trust products to its customers on behalf of Mitsubishi Trust.

The following table shows the amount of transactions with its related parties under common control by MTFG for the years ended March 31, 2001, 2002 and 2003.

                                                                             2001    2002    2003
                                                                            ------- ------- -------
                                                                                 (in billions)
Interest income, primarily resulted from interest earning deposits in other banks:.......................................................... (Yen)10 (Yen)24 (Yen)14
Interest expense, primarily resulted from payables under securities lending
  transactions and long-term debts:........................................       4      15      17
Non-interest income:.......................................................       1       2       3
Non-interest expense:......................................................       1       5       6

The following table shows the amounts due from or to its related parties under common control by MTFG at March 31, 2002 and 2003.

                                                                                              2002        2003
                                                                                           ----------- ----------
                                                                                               (in billions)
Assets, primarily consisted of interest-earning deposits in other banks and call loans and funds sold:............................................................................. (Yen) 1,008 (Yen)  541
Liabilities, primarily consisted of call money and funds purchased and payables under
  securities lending transactions:........................................................       1,289      1,136

32.  EVENTS SINCE MARCH 31, 2003

Approval of Dividends

On June 26, 2003, the shareholder approved payment of cash dividends to the shareholder of record on March 31, 2003 of (Yen)82.50 per share of Preferred Stock, totaling (Yen)6,715 million, and of (Yen)4.73 per share of common stock, totaling (Yen)23,742 million.

Legal Proceedings for Local Taxes in Tokyo

On September 17, 2003, attorneys representing the banks, including the Bank, came to a basic agreement as part of the proceedings in the Supreme Court discussed in Note 9 with attorneys representing the Tokyo Metropolitan Government as to the conditions of a settlement. The conditions of the settlement include (a) a revision of the applicable tax rate to 0.9% from the current 3.0%, effective retroactive to as of the date of enactment of the local tax in the year ended March 31, 2001 and (b) a refund representing the difference between the amount already paid by the banks and the amount computed based on the newly enacted rate plus accrued interest. The settlement is subject to the approval of each bank participating in the litigation and an amendment by the Tokyo Metropolitan Assembly to the municipal ordinance imposing the local tax. If the banks and the Tokyo Metropolitan Government settle pursuant to the terms contemplated by the basic agreement, the Bank will be entitled to a tax refund for the years ended March 31, 2001, 2002 and 2003 amounting to (Yen)30.3 billion plus accrued interest. As the settlement has not been finalized, no amount related to the refund has been recorded in the consolidated financial statements.

                                     *****

                                   SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                           THE BANK OF TOKYO-MITSUBISHI, LTD.

                                           By:         /s/ SHIGEMITSU MIKI
                                                  -----------------------------
                                           Name:  Shigemitsu Miki
                                           Title: President

Date: September 29, 2003

                                 Exhibit Index

Exhibit                                             Description
-------                                             -----------                                              -

   1(a) Articles of Incorporation of The Bank of Tokyo-Mitsubishi, Ltd. as amended on June 26, 2003
        (English Translation)/(1)/.

   1(b) Regulations on Corporation Meetings of The Bank of Tokyo-Mitsubishi, Ltd. as amended on
        May 24, 2002 (Original in Japanese with English Translation)/(2)/.

   1(c) Regulations of the Board of Directors of The Bank of Tokyo-Mitsubishi, Ltd. as amended on
        May 24, 2002 (Original in Japanese with English Translation)/(2)/.

   1(d) Regulations on the Handling of Shares of The Bank of Tokyo-Mitsubishi, Ltd. as amended on
        June 26, 2003 (English Translation)/(1)/.

   2(a) Indenture dated as of February 25, 2000 between Bank of Tokyo-Mitsubishi and The Chase
        Manhattan Bank/(3)/.

   4(a) Plan of Reorganization for business combination by and among Bank of Tokyo-Mitsubishi,
        Mitsubishi Trust Bank and Nippon Trust Bank/(3)/.

   4(b) Merger Agreement, dated as of April 8, 2002, among KOKUSAI Securities Co., Ltd., Tokyo-
        Mitsubishi Securities Co., Ltd., Tokyo-Mitsubishi Personal Securities Co., Ltd. and Issei Securities
        Co., Ltd./(3)/.

   8    Subsidiaries of the Company--see "Item 4.C. Information on the Company--Organizational
        Structure."

  31    Certifications required by Rule 13a-14(a) (17 CFR 240. 13a-14(a)) or Rule 15d-14(a) (17 CFR
        240.15d-14(a))/(1)/.

  32    Certifications required by Rule 13a-14(b) (17 CFR 240.15d-14(b)) or Rule 15d-14(b) (17 CFR
        240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C.
        1350)/(1)/.

--------
(1) Filed herewith.
(2) Previously filed, on Form 20-F, on August 30, 2002.
(3) Previously filed, on Form 20-F, on August 17, 2001