Form 20-F
period 2004-03-31
BANK OF TOKYO - MITSUBISHI LTD
filed 2004-09-28
CIK 852743

  As filed with the Securities and Exchange Commission on September 28, 2004
================================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   FORM 20-F

                               -----------------

        [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

             [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended March 31, 2004

                                      OR

           [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                 For the transition period         to

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

   Securities registered or to be registered pursuant to Section 12(b) of the
Act: None.

   Securities registered or to be registered pursuant to Section 12(g) of the
Act: None.

   Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

   $2,000,000,000 8.40% Global Senior Subordinated Notes due April 15, 2010.

   Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

   At March 31, 2004, (1) 5,019,469,546 shares of common stock and (2) 81,400,000 shares of preferred stock were issued.

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

                                Yes [X]  No [_]

   Indicate by check mark which financial statement item the registrant has elected to follow:

                           Item 17 [_]  Item 18 [X]

================================================================================

                               TABLE OF CONTENTS

                                                                                       Page
                                                                                       ----
Forward-Looking Statements............................................................   3
Item 1.   Identity of Directors, Senior Management and Advisors.......................   4
Item 2.   Offer Statistics and Expected Timetable.....................................   4
Item 3.   Key Information.............................................................   4
Item 4.   Information on the Company..................................................  18
Item 5.   Operating and Financial Review and Prospects................................  39
Item 6.   Directors, Senior Management and Employees..................................  92
Item 7.   Major Shareholders and Related Party Transactions........................... 101
Item 8.   Financial Information....................................................... 102
Item 9.   The Offer and Listing....................................................... 102
Item 10.  Additional Information...................................................... 103
Item 11.  Quantitative and Qualitative Disclosures about Credit, Market and Other Risk 113
Item 12.  Description of Securities Other Than Equity Securities...................... 122
Item 13.  Defaults, Dividend Arrearages and Delinquencies............................. 123
Item 14.  Material Modifications of the Rights of Security Holders and Use of Proceeds 123
Item 15.  Controls and Procedures..................................................... 123
Item 16A. Audit Committee Financial Expert............................................ 123
Item 16B. Code of Ethics.............................................................. 123
Item 16C. Principal Accountant Fees and Services...................................... 124
Item 17.  Financial Statements........................................................ 126
Item 18.  Financial Statements........................................................ 126
Item 19.  Exhibits.................................................................... 126
Selected Statistical Data............................................................. A-1
Consolidated Financial Statements..................................................... F-1

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

When we refer in this Annual Report to "we," "us" and "our," we mean The Bank of Tokyo-Mitsubishi, Ltd. and its consolidated subsidiaries. References in this Annual Report to "yen" or "(Yen)" are to Japanese yen and references to "US dollars," "US dollar," "dollars," "US$" or "$" are to United States dollars. Our fiscal year ends on March 31 of each year. From time to time, we may refer to the fiscal year ended March 31, 2004 throughout this Annual Report as fiscal 2003 or the 2003 fiscal year. We may also refer to other fiscal years in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

We usually hold the ordinary general meeting of shareholders in June of each year in Chiyoda-ku, Tokyo.

                          Forward-Looking Statements

We may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with the U.S. Securities and Exchange Commission, or SEC, including this Annual Report, and other reports to shareholders and other communications.

The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking information to encourage companies to provide prospective information about themselves. We rely on this safe harbor in making forward-looking statements.

Forward-looking statements appear in a number of places in this Annual Report and include statements regarding our intent, business plan, targets, belief or current expectations and/or the current belief or current expectations of our management with respect to our results of operations and financial condition, including, among other matters, our problem loans and loan losses. In many, but not all cases, we use words such as "anticipate," "aim," "believe," "estimate," "expect," "intend," "plan," "probability," "risk" and similar expressions, as they relate to us or our management, to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those which are anticipated, believed, estimated, expected, intended or planned.

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

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

                                    PART I

Item 1. Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data

Selected statement of operations data and selected balance sheet data set forth below have been derived from our audited consolidated financial statements. Nippon Trust Bank Limited, our former subsidiary, has been deconsolidated effective April 2, 2001, when we, The Mitsubishi Trust and Banking Corporation and Nippon Trust Bank jointly established a bank holding company.

Except for risk-adjusted capital ratios, which are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP, and the average balance information, the selected financial data set forth below are derived from our financial statements prepared in accordance with US GAAP. In the fiscal year ended March 31, 2004, certain operations including domestic mortgage securities business were discontinued and related figures in prior fiscal years were reclassified to discontinued operations to conform to the presentation for the fiscal year ended March 31, 2004.

You should read the selected financial data set forth below in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and other financial data included elsewhere in this Annual Report. These data are qualified in their entirety by reference to all of that information.

                                                                     Fiscal years ended March 31,
                                          ----------------------------------------------------------------------------------
                                               2000            2001            2002              2003              2004
                                          --------------  --------------  --------------  --------------      --------------
                                                       (in millions, except per share data and number of shares)
Statement of operations data:
   Interest income....................... (Yen)1,781,618  (Yen)1,892,163  (Yen)1,668,051  (Yen)1,260,667      (Yen)1,120,152
   Interest expense......................        898,669       1,098,891         782,316         435,083             338,896
                                          --------------  --------------  --------------  --------------      --------------
   Net interest income...................        882,949         793,272         885,735         825,584             781,256
   Provision (credit) for credit losses..        351,914         652,728         466,947         287,282            (142,362)
                                          --------------  --------------  --------------  --------------      --------------
   Net interest income after provision
    (credit) for credit losses...........        531,035         140,544         418,788         538,302             923,618
   Non-interest income...................        520,544         615,289         313,051         724,610             983,119
   Non-interest expense..................        907,761         846,630         948,169         973,337           1,034,939
                                          --------------  --------------  --------------  --------------      --------------
   Income (loss) from continuing
    operations before income tax
    expense (benefit) and cumulative
    effect of a change in accounting
    principle............................        143,818         (90,797)       (216,330)        289,575             871,798
   Income tax expense (benefit)..........        105,470         (10,197)        (76,557)         50,435             333,612
                                          --------------  --------------  --------------  --------------      --------------
   Income (loss) from continuing
    operations before cumulative effect
    of a change in accounting principle..         38,348         (80,600)       (139,773)        239,140             538,186
   Income (loss) from discontinued
    operations--net......................         (2,873)        (27,084)          1,235          10,370                (585)
   Cumulative effect of a change in
    accounting principle, net of
    tax/(1)/.............................             --              --           5,867            (532)                 --
                                          --------------  --------------  --------------  --------------      --------------
   Net income (loss)..................... (Yen)   35,475  (Yen) (107,684) (Yen) (132,671) (Yen)  248,978      (Yen)  537,601
                                          ==============  ==============  ==============  ==============      ==============
   Net income (loss) available to a
    common shareholder................... (Yen)   30,826  (Yen) (114,400) (Yen) (139,387) (Yen)  245,620      (Yen)  527,528
                                          ==============  ==============  ==============  ==============      ==============
Amounts per share:
   Basic earnings (loss) per common
    share--income (loss) from
    continuing operations available to
    a common shareholder before
    cumulative effect of a change in
    accounting principle................. (Yen)     7.21  (Yen)   (18.68) (Yen)   (31.33) (Yen)    50.39      (Yen)   105.22
   Basic earnings (loss) per common
    share--net income (loss) available
    to a common shareholder..............           6.59          (24.47)         (29.82)          52.49              105.10
   Diluted earnings (loss) per common
    share--income (loss) from
    continuing operations available to
    a common shareholder before
    cumulative effect of a change in
    accounting principle.................           4.33          (18.68)         (31.33)          47.05              104.93
   Diluted earnings (loss) per common
    share--net income (loss) available
    to a common shareholder..............           3.73          (24.47)         (29.82)          49.11              104.81
   Number of shares used to calculate
    basic earnings per common share (in
    thousands)...........................      4,675,442       4,675,251       4,675,454       4,679,226           5,019,470
   Number of shares used to calculate
    diluted earnings per common share
    (in thousands).......................      4,822,435       4,675,251       4,675,454       4,777,359/(2)/      5,019,470
   Cash dividends per share declared
    during the fiscal year/(3)/:
     --Common shares..................... (Yen)     8.50  (Yen)     8.50  (Yen)    14.96  (Yen)     3.00      (Yen)     7.73
                                              $     0.08      $     0.08      $     0.14      $     0.03          $     0.07
     --Preferred shares.................. (Yen)    57.12  (Yen)    82.50  (Yen)    82.50  (Yen)    41.25      (Yen)   123.75
                                              $     0.55      $     0.79      $     0.79      $     0.40          $     1.19

                                                                           At March 31,
                                          -------------------------------------------------------------------------------
                                               2000            2001            2002            2003            2004
                                          --------------- --------------- --------------- --------------- ---------------
                                                                           (in millions)
Balance sheet data:
   Total assets.......................... (Yen)68,817,234 (Yen)76,376,903 (Yen)76,631,154 (Yen)77,680,387 (Yen)85,058,552
   Loans, net of allowance for credit
    losses...............................      39,830,324      38,790,145      39,670,553      38,933,744      39,281,696
   Total liabilities.....................      65,623,074      73,966,787      74,724,150      75,744,644      82,286,419
   Deposits..............................      45,159,956      49,139,024      51,828,564      55,267,377      58,538,994
   Long-term debt........................       3,973,690       4,431,173       4,893,142       4,607,359       5,086,993
   Shareholder's equity..................       3,194,160       2,410,116       1,907,004       1,935,743       2,772,133
   Common stock..........................         663,870         663,870         663,870         749,873         749,873

                                                                             Fiscal years ended March 31,
                                           -------------------------------------------------------------------------------
                                                 2000                2001                  2002                2003
                                           ----------------  ----------------      ----------------      ----------------
                                                                           (in millions, except percentages)
Other financial data:

Average balances:                             (unaudited)         (unaudited)           (unaudited)         (unaudited)
   Interest-earning assets................ (Yen) 66,924,906  (Yen) 67,452,987      (Yen) 67,828,341      (Yen) 68,330,118
   Interest-bearing liabilities...........       58,962,733        60,522,935            62,163,161            62,386,979
   Total assets...........................       70,264,631        73,163,060            74,462,895            76,642,166
   Shareholder's equity...................        2,788,875         2,631,170             2,250,176             1,765,204

Return on equity and assets:                  (unaudited)         (unaudited)           (unaudited)         (unaudited)
   Net income (loss) available to a
    common shareholder as a percentage
    of total average assets...............             0.04%            (0.16)%               (0.19)%                0.32%
   Net income (loss) available to a
    common shareholder as a percentage
    of average shareholder's equity.......             1.11%            (4.35)%               (6.19)%               13.91%
   Dividends per common share as a
    percentage of basic earnings per
    common share..........................           128.98%              -- /(4)/              -- /(4)/             5.72%
   Average shareholder's equity as a
    percentage of total average assets....             3.97%             3.60%                 3.02%                 2.30%
   Net interest income as a percentage
    of total average interest-earning
    assets................................             1.32%             1.18%                 1.31%                 1.21%
Credit quality data:

   Allowance for credit losses............ (Yen)  1,137,181  (Yen)  1,385,010      (Yen)  1,341,608      (Yen)  1,058,633
   Allowance for credit losses as a
    percentage of loans...................             2.78%             3.45%                 3.27%                 2.65%
   Nonaccrual and restructured loans,
    and accruing loans contractually
    past due 90 days or more.............. (Yen)  1,922,645  (Yen)  3,446,143      (Yen)  3,244,281      (Yen)  2,115,654
   Nonaccrual and restructured loans,
    and accruing loans contractually
    past due 90 days or more as a
    percentage of loans...................             4.69%             8.58%                 7.91%                 5.29%
   Allowance for credit losses as a
    percentage of nonaccrual and
    restructured loans, and accruing
    loans contractually past due 90
    days or more..........................            59.15%            40.19%                41.35%                50.04%
   Net loan charge-offs................... (Yen)    506,879  (Yen)    445,267      (Yen)    465,180      (Yen)    573,474

                                              (unaudited)         (unaudited)           (unaudited)         (unaudited)
   Net loan charge-offs as a percentage
    of average loans......................             1.17%             1.10%                 1.18%                 1.41%
   Average interest rate spread...........             1.14%             1.00%                 1.20%                 1.15%
   Risk-adjusted capital ratio
    calculated under Japanese GAAP/(5)/:..            11.46%             9.69%                10.29%                10.43%

                                           -----------------
                                                 2004
                                           ----------------

Other financial data:

Average balances:                             (unaudited)
   Interest-earning assets................ (Yen) 72,591,384
   Interest-bearing liabilities...........       67,141,293
   Total assets...........................       83,474,334
   Shareholder's equity...................        2,398,816

Return on equity and assets:                  (unaudited)
   Net income (loss) available to a
    common shareholder as a percentage
    of total average assets...............             0.63%
   Net income (loss) available to a
    common shareholder as a percentage
    of average shareholder's equity.......            21.99%
   Dividends per common share as a
    percentage of basic earnings per
    common share..........................             7.35%
   Average shareholder's equity as a
    percentage of total average assets....             2.87%
   Net interest income as a percentage
    of total average interest-earning
    assets................................             1.08%
Credit quality data:

   Allowance for credit losses............ (Yen)    649,346
   Allowance for credit losses as a
    percentage of loans...................             1.63%
   Nonaccrual and restructured loans,
    and accruing loans contractually
    past due 90 days or more.............. (Yen)  1,229,247
   Nonaccrual and restructured loans,
    and accruing loans contractually
    past due 90 days or more as a
    percentage of loans...................             3.08%
   Allowance for credit losses as a
    percentage of nonaccrual and
    restructured loans, and accruing
    loans contractually past due 90
    days or more..........................            52.82%
   Net loan charge-offs................... (Yen)    247,677

                                              (unaudited)
   Net loan charge-offs as a percentage
    of average loans......................             0.61%
   Average interest rate spread...........             1.04%
   Risk-adjusted capital ratio
    calculated under Japanese GAAP/(5)/:..            11.97%

--------
(1) Effective April 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. On April 1, 2002, we also adopted SFAS No. 142, "Goodwill and Other Intangible Assets."
(2) Includes the common shares potentially issuable pursuant to the 3% exchangeable guaranteed notes due 2002. The 3% exchangeable guaranteed notes due 2002 were redeemed in November 2002.
(3) For the convenience of readers, the US dollar amounts are presented as translations of Japanese yen amounts at the rate of (Yen)104.18 = US$1.00, the noon buying rate on March 31, 2004 in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York.
(4) Percentages against basic loss per common share have not been presented because such information is not meaningful.
(5) Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP.

Exchange Rate Information

The tables below set forth, for each period indicated, the noon buying rate in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. On September 21, 2004, the noon buying rate was $1.00 equals (Yen)109.94 and the inverse noon buying rate was (Yen)100 equals $0.91.

                                           Year 2004
     -------------------------------------------------------------------------------------
        March       April        May        June        July       August    September/(1)/
     ----------- ----------- ----------- ----------- ----------- ----------- -------------
High (Yen)112.12 (Yen)110.37 (Yen)114.30 (Yen)111.27 (Yen)111.88 (Yen)111.53  (Yen)110.47
Low.      104.18      103.70      108.50      107.10      108.21      109.00       109.22

--------
(1) Period from September 1 to September 21.

                                             Fiscal year ended March 31,
                             -----------------------------------------------------------
                                2000        2001        2002        2003        2004
                             ----------- ----------- ----------- ----------- -----------
Average (of month-end rates) (Yen)110.02 (Yen)111.64 (Yen)125.64 (Yen)121.10 (Yen)112.75

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below as well as all the other information in this Annual Report, including our consolidated financial statements and related notes, "Item 5. Operating and Financial Review and Prospects," "Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk" and "Selected Statistical Data."

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

We have suffered from worsening asset quality problems since the early 1990s. Despite recent progress in reducing the level of our problem loans, we continue to have a considerable amount of problem loans on our balance sheet. A number of our borrowers are still facing challenging circumstances, and our problem loans and credit-related expenses could increase if:

..   economic conditions in Japan do not improve;

..   real estate prices in Japan continue to decline or stock prices in Japan decline;

..   the rate of corporate bankruptcies in Japan or elsewhere in the world rises;

..   our large borrowers become insolvent or must be restructured;

..   current restructuring plans are not successfully implemented;

..   additional economic problems arise elsewhere in the world; or

..   the global economic environment deteriorates generally.

An increase in problem loans and credit-related expenses would adversely affect our results of operations, weaken our financial condition and erode our capital base. Our credit losses may increase if we elect, or are forced by economic or other considerations, to sell or write-off our problem loans at a larger discount, in a larger amount and/or in a different time or manner than we may otherwise want. For a discussion of our historical problem loans, see "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans" and "Selected Statistical Data--Loan Portfolio."

Our allowance for credit losses may be insufficient to cover future loan losses.

Our allowance for credit losses in our loan portfolio is based on assumptions and estimates about our customers, the value of collateral we hold and the economy as a whole. Our actual loan losses could prove to be materially different from our estimates and could materially exceed our allowance. If our actual loan losses are higher than we currently expect, our current allowance for credit losses will be insufficient. If general economic conditions deteriorate or the standards for establishing allowances change, causing us to change some of our assumptions and estimates, if the value of collateral we hold declines or if we are adversely affected by other factors to an extent that is worse than anticipated, we may have to provide for additional allowance for credit losses. For a detailed discussion of our allowance policy and the historical trend of allowances for credit losses, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Critical Accounting Estimates--Allowance for Credit Losses" and "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans."

The credit quality of our loan portfolio may be adversely affected by the continuing financial difficulties facing companies operating in the Japanese real estate, construction, wholesale and retail, and automotive sectors.

We have large exposure to borrowers in the Japanese real estate, construction, wholesale and retail, and automotive sectors, and are thus exposed to the ongoing financial difficulties faced by some borrowers operating in those sectors. Some of the companies to which we have extended credit in these sectors are exposed to ongoing financial difficulties and they may be in restructuring negotiations or considering whether to seek bankruptcy protection. If these companies are unsuccessful in their restructuring efforts due to continuing financial difficulties and other unexpected factors, are otherwise forced to seek bankruptcy protection, or if other lenders discontinue or decrease their financial support to these companies for any reason, there may be further significant deteriorations in the credit quality of our loan portfolio, which would expose us to further loan losses. For a detailed discussion of our exposure to these sectors, see "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans" and "Selected Statistical Data--Loan Portfolio."

Our exposure to troubled borrowers may increase, and our recoveries from them may be lower than expected.

We may provide additional loans or equity capital to troubled borrowers in order to facilitate their restructuring and revitalization efforts. We may forbear from exercising some or all of our rights as a creditor against them, and we may forgive loans to them in conjunction with their debt restructuring. We may take these steps even when our legal rights might permit us to take stronger action against the borrower and even when others might take stronger action against the borrower to maximize recovery or to reduce exposure in the short term. We may provide support to troubled borrowers for various reasons, including any of the following reasons arising from Japan's business environment and customs:

..   political or regulatory considerations;

..   reluctance to push a major client into default or bankruptcy or to disrupt a restructuring plan supported by other lenders; and

..   a perceived responsibility for the obligations of our affiliated and associated companies, as well as companies with which we have historical links or other long-standing relationships.

These practices may substantially increase our exposure to troubled borrowers and increase our losses.

We may experience losses because our remedies for credit defaults by our borrowers are limited.

We may not be able to realize the value of the collateral held by us or enforce our rights against defaulting customers because of:

..   the difficulty of foreclosing on collateral in Japan;

..   the illiquidity of and depressed values in the Japanese real estate market;
    and

..   the depressed values of pledged securities held as collateral.

Efforts by other Japanese banks to meet the Japanese government's guidance to dispose of problem loans by March 31, 2005, or to otherwise address their nonperforming loans, could exacerbate our credit losses.

Japan's Financial Services Agency, or the Financial Services Agency, announced in October 2002 that it would strive to reduce by about half the aggregate ratio of nonperforming credits to total credits of major Japanese banks by March 31, 2005. Although we have achieved this target during the fiscal year ended March 31, 2004, continuing efforts by other Japanese banks to restructure problem borrowers within the specified time frame could increase our credit losses. If we are a minority lender to borrowers engaged in restructuring negotiations with such borrowers' "main bank," as part of the restructuring, we may have to sell or write-off our problem loans at a larger discount, in a larger amount and/or in a different time or manner than we would have otherwise. We may also elect to dispose of problem loans for lower values or in a less than optimal manner as a result of these restructuring efforts. Alternatively, troubled banks and other financial institutions may discontinue or decrease their credit support to troubled borrowers to whom we are a co-lender, resulting in significant failures of those borrowers and/or a deterioration in the quality of our loan portfolio.

Our business may be adversely affected by negative developments with respect to other Japanese financial institutions, both directly and through the effect they may have on the overall Japanese banking environment and on their borrowers.

Many Japanese financial institutions, including banks, non-bank lending and credit institutions, affiliates of securities companies and insurance companies, are still experiencing declining asset quality and capital adequacy and other financial problems. This may lead to severe liquidity and solvency problems, which have in the past resulted in the liquidation, government control or restructuring of affected institutions. The continued financial difficulties of other financial institutions could adversely affect us because:

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

..   financial institutions may become majority owned and/or controlled by the
    Japanese government as a result of the government's conversion of their preferred shares into common stock and/or injection of additional public funds into financial institutions pursuant to the Deposit Insurance
   Law, such as the injection of public funds into Resona Bank, Ltd. and Ashikaga Bank, Ltd. in 2003, or other newly introduced frameworks for the injection of public funds into financial institutions;

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

The proposed management integration with UFJ Bank Limited and its subsidiaries may be delayed, materially altered or abandoned. In addition, we may have difficulty integrating the operations of UFJ Bank.

On August 12, 2004, we, along with Mitsubishi Tokyo Financial Group, Inc., Mitsubishi Trust Bank and Mitsubishi Securities Co, Ltd., or Mitsubishi Securities, concluded a basic agreement with UFJ Holdings, Inc. and its subsidiaries regarding a management integration of the holding companies, banks, trust banks and securities companies of the two groups. Under the basic agreement, we and UFJ Bank Limited are expected to merge to form a new bank, as part of the overall management integration of the two groups.

In addition, on September 10, 2004, Mitsubishi Tokyo Financial Group, Inc., UFJ Holdings and UFJ Bank entered into an agreement regarding Mitsubishi Tokyo Financial Group, Inc.'s cooperation in strengthening the UFJ Group's capital. Pursuant to this agreement, UFJ Bank issued 3.5 billion class E preferred shares and Mitsubishi Tokyo Financial Group, Inc. purchased those shares for
(Yen)700 billion on September 17, 2004. The capital injection to UFJ Bank is based on the assumption that our proposed management integration between Mitsubishi Tokyo Financial Group and the UFJ Group will be completed as outlined in the basic agreement between the two groups announced on August 12, 2004.

The discussions regarding the proposed integration are still ongoing and the execution of a merger agreement and completion of the proposed transaction will be subject to continued due diligence and negotiations between Mitsubishi Tokyo Financial Group and the UFJ Group. The proposed management integration will also be subject to approval by shareholders and relevant regulatory authorities. Even after the capital strengthening, there is no assurance that we will complete the proposed integration of our management and business with the UFJ Group. Various factors, including litigation and possible competing bids, could cause the proposed transaction to be delayed, materially altered or abandoned. If we fail to complete the proposed integration with the UFJ Group, we may suffer significant reputational harm.

Even if we complete the business combination transaction, we may encounter additional difficulties in integrating the business and operations of the two institutions. For example:

..   We may encounter difficulties integrating the domestic and overseas branch network, head office functions, information and management systems, personnel, and customer base of the two institutions. Significant and/or unexpected costs may be incurred during the process. As a result, we may not be able to enhance the convenience and efficiency of our branch network and operational systems as planned. In addition, we may fail to achieve our targeted cost reductions from the business integration.

..   Additional credit-related expenses or losses may be incurred as a uniform accounting and reserving policy is applied to the asset and loan portfolio of the two institutions.

..   The asset portfolio of UFJ Bank may suffer from unanticipated asset-quality problems, and significant losses may be incurred on write downs.

If we are unable to resolve smoothly the problems that arise in the integration process with the UFJ Group, our business, results of operations and financial condition may be negatively affected. See "Item 5.A. Operating and Financial Review and Prospects--Recent Developments--Basic Agreement Regarding the Management Integration of Mitsubishi Tokyo Financial Group and the UFJ Group."

We may be adversely affected if the economic conditions in Japan worsen.

Since the early 1990s, the Japanese economy has performed poorly due to a number of factors, including weak consumer spending and lower capital investment by Japanese companies, causing a large number of corporate bankruptcies and the failure of several major financial institutions. Although recently certain economic indicators and stock prices have shown some signs of recovery, if the recovery does not materialize or the economy weakens, then our earnings and credit quality may be adversely affected. For a discussion of Japan's current economic environment, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Business Environment--Economic Environment in Japan."

Changes in interest rate policy, particularly unexpected or sudden increases in interest rates, could adversely affect the value of our bond portfolio, problem loans and our results of operations.

We hold a significant amount of Japanese government bonds and foreign bonds, including U.S. Treasury bonds. An increase in relevant interest rates, particularly if such increase is unexpected or sudden, may negatively affect the value of our bond portfolio and reduce our so-called "spread," which is the difference between the rate of interest we earn and the rate of interest we pay. In addition, an increase in relevant interest rates may increase our problem loans as some of our borrowers may not be able to meet the increased interest payment requirements, thereby adversely affecting our results of operations and financial condition. The yield on Japanese 10-year government bonds, which is used as a benchmark for long-term interest rates, was at approximately 0.7% in April 2003 and reached a record low of approximately 0.5% in June 2003 before surging to approximately 1.9% in June and July 2004. In the United States, the U.S. Federal Reserve raised its target for the federal funds rate by 25 basis points respectively in June, August and September 2004 to 1.75%. For a detailed discussion of our bond portfolio, see "Selected Statistical Data--Investment Portfolio."

Corporate credibility issues may increase our problem loans or otherwise negatively affect our results of operations.

During the past few years, high-profile bankruptcy filings and reports of past accounting irregularities, including fraud, in the United States and other countries have raised corporate credibility issues, particularly with respect to public companies. In response to these developments and regulatory responses to these developments in the United States and elsewhere, regulators, auditors and corporate managers generally have begun to review financial statements more thoroughly and conservatively. As a result, additional accounting irregularities and corporate governance issues may be uncovered and bring about additional bankruptcy filings and regulatory action in the United States and elsewhere. Such developments could increase our credit costs if they directly involve our borrowers or indirectly affect our borrowers' credit.

We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.

We are required to maintain risk-weighted capital ratios above the levels specified in the capital adequacy guidelines of the Financial Services Agency. The capital ratios are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP. Our subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A., which we collectively refer to as UNBC, are subject to similar U.S. capital adequacy guidelines. We or our subsidiary banks may be unable to continue to satisfy the capital adequacy requirements because of:

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

Several proposed regulatory changes and market factors could have an adverse impact on our capital ratios. In particular, the Financial System Council of the Financial Services Agency is discussing the adoption after April 2005 of rules that limit the amount of deferred tax assets that may be included in the calculation of Tier I and/or total regulatory capital. The imposition of any such limits would likely reduce our regulatory capital, perhaps materially. At March 31, 2004, our deferred tax assets amounted to (Yen)460 billion under Japanese GAAP, which was included in our Tier I capital of (Yen)2,876 billion calculated in accordance with Japanese GAAP as required by the Financial Services Agency. In addition, effective March 31, 2003, the Financial Services Agency strongly suggested that major banks calculate loan loss reserves for certain impaired loans by analyzing the projected cash flows from those loan assets, discounted to present value, instead of basing reserves on historical loan loss data. We had already been employing a methodology to calculate our loan loss reserves for these credits based on their estimated cash flows. However, if in the future the Financial Services Agency adopts a calculation methodology that is different from ours, the size of our allowance for loan losses under Japanese GAAP could increase. Because our capital ratios are calculated under Japanese GAAP, this change may reduce our capital ratios materially. Further regulatory changes are expected based on the new framework relating to regulatory capital requirements which were established by the Basel Committee on Banking Supervision and endorsed by the central bank governors and the heads of bank supervisory authorities of the Group of Ten (G10) countries in June 2004.

Our results of operations and capital ratios will be negatively affected if we are required to reduce our deferred tax assets.

We determine the amount of our net deferred tax assets and our regulatory capital pursuant to Japanese GAAP and the Japanese banking regulations, which differ from U.S. GAAP and U.S. regulations. Under current Japanese banking regulations, all deferred tax assets established pursuant to Japanese GAAP are included in regulatory capital. Currently, Japanese GAAP generally permits the establishment of deferred tax assets for tax benefits that are expected to be realized during a period that is reasonably foreseeable, generally five fiscal years. The calculation of deferred tax assets is based upon various assumptions, including assumptions with respect to future taxable income. Actual results may differ significantly from these assumptions. Even if our ability to include deferred tax assets in regulatory capital is not affected by rule changes, if we conclude, based on our projections of future taxable income, that we or our subsidiary banks will be unable to realize a portion of the deferred tax assets, our deferred tax assets may be reduced and, as a result, our results of operations may be negatively affected and our capital ratios may decline.

We may not be able to refinance our subordinated debt obligations with equally subordinated debt, and as a result our capital ratios may be adversely affected.

At March 31, 2004, subordinated debt accounted for approximately 29.2% of our total regulatory capital (as calculated under Japanese GAAP). We may not be able to refinance our subordinated debt obligations with equally subordinated debt. The failure to refinance these subordinated debt obligations with equally subordinated debt may reduce our total regulatory capital and, as a result, negatively affect our capital ratios.

If the Japanese stock market declines, we may incur additional losses on our securities portfolio and our capital ratios will be adversely affected.

We hold large amounts of marketable equity securities. The market values of these securities are inherently volatile and have generally and substantially been declining in recent years. The Nikkei-225 stock average declined to a 20-year low in April 2003 before recovering during fiscal 2003. We will incur losses on our securities portfolio if the Japanese stock market declines in the future. Material declines in the Japanese stock market may also materially adversely affect our capital ratios. For a detailed discussion of our holdings of marketable equity securities and the effect of market declines on our capital ratios, see "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Capital Adequacy" and "Selected Statistical Data--Investment Portfolio."

The value of our equity portfolio could decline due to expected sales of shares in the market by Japanese financial institutions.

Many Japanese financial institutions have traditionally held large amounts of equity securities of their customers. In November 2001, the Japanese government enacted a law forbidding bank holding companies and banks, including us, from holding, after September 30, 2006, stock, the aggregate value of which is in excess of their adjusted Tier I capital. Partly in response to this legislation and partly to reduce risk-weighted assets, we and many other financial institutions have been selling and will continue to sell off large amounts of equity securities. The sale of equity securities by Japanese financial institutions may depress the value of Japanese equity securities, including those in our securities portfolio. In order to remain compliant with the new legislation or to otherwise reduce our risk exposure, we may sell some of our equity securities at larger discounts than we would otherwise sell at. For a detailed discussion of our equity securities portfolio, see "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Financial Condition--Investment Portfolio" and "Selected Statistical Data--Investment Portfolio."

Our efforts to reduce our cross-shareholdings of equity securities may adversely affect our relationships with customers.

A substantial portion of our equity securities portfolio is held under cross-shareholding relationships where we hold customers' securities for business relationship purposes. The sales of equity securities, whether to comply with the prohibition on holding stock in excess of adjusted Tier I capital after September 30, 2006, to reduce our risk exposure to fluctuations in equity security prices or otherwise, will reduce our cross-shareholdings, which may have an adverse effect on our relationships with our customers. In addition, our plans to reduce our cross-shareholdings may encourage some of our customers to sell their shares of our common stock, which may have a negative impact on our stock price.

Our trading and investment activities expose us to interest rate, exchange rate and other risks.

We undertake extensive trading and investment activities involving a variety of financial instruments, including derivatives. Our income from these activities is subject to volatility caused by, among other things, changes in interest rates, foreign currency exchange rates and equity and debt prices. For example:

..   Increases in interest rates have an adverse effect on the value of our fixed income securities portfolio, as discussed in "--Changes in interest rate policy, particularly unexpected or sudden increases in interest rates, could adversely affect the value of our bond portfolio, problem loans and our results of operations" above; and

..   The strengthening of the yen against the U.S. dollar and other foreign currencies reduces the value, in our financial statements, of our substantial portfolio of foreign-currency denominated investments.

In addition, downgrades of the credit ratings of some of the fixed income securities in our portfolio could negatively affect our results of operations. Our results of operations and financial condition in future periods will be exposed to risks of loss associated with these activities. For a discussion of our investment portfolio and related risks see "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Financial Condition--Investment Portfolio" and "Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk."

A significant downgrade of our credit ratings could have a negative effect on us.

A significant downgrade of our credit ratings by one or more of the credit rating agencies could have a negative effect on our treasury operations and other aspects of our business. In the event of a downgrade of our credit ratings, our treasury business unit may have to accept less favorable terms in its transactions with counterparties, including capital raising activities, or may be unable to enter into some transactions. This could have a negative impact on the profitability of our treasury and other operations and adversely affect our results of operations and financial condition.

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

..   We may lose customers and business as we integrate and, in some cases, rebrand some of our subsidiaries' or affiliates' operations;

..   Our efforts to streamline operations may require more time than expected and cause some negative reactions from our customers;

..   New products and services we introduce may not gain acceptance among customers; and

..   We may have difficulty integrating the systems within our group.

We will be exposed to increased risks as we expand the range of our products and services.

As we expand the range of our products and services beyond our traditional banking and trust businesses and as the sophistication of financial products and management systems grows, we will be exposed to new and increasingly complex risks. For example, we are expanding our securities business through Mitsubishi Securities, which was formed in September 2002. Additionally, in March 2004 we entered into a strategic business and capital alliance with ACOM CO., LTD., or ACOM, a leading Japanese consumer finance company, to enhance our consumer finance operations. We may have only limited experience with the risks related to the expanded range of these products and services. To the extent we expand our product and service offerings through acquisitions, we face risks relating to the integration of acquired businesses with our existing operations. Moreover, some of the activities which we engage in, such as derivatives and foreign currency trading, present volatile and substantial risks. Our risk management systems may prove to be inadequate and may not work in all cases or to the degree required. As a result, we are subject to substantial market, credit and other risks in relation to the expanding scope of our products and services and trading activities, which could result in our incurring substantial losses. In addition, our efforts to offer new services and products may not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures. For a detailed discussion of our risk management systems, see "Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk."

Any adverse changes in UNBC's business could significantly affect our results of operations.

UNBC contributes to a significant portion of our net income. Any adverse change in the business or operations of UNBC could significantly affect our results of operations. Factors that could negatively affect UNBC's results include adverse economic conditions in California, including the decline in the technology sector, the state government's financial condition, a potential downturn in the real estate and housing industries in California, substantial competition in the California banking market, growing uncertainty over the U.S. economy due to the threat of terrorist attacks, fluctuating oil prices and rising interest rates, and negative trends in debt ratings and equity valuations of various borrowers increasing the risk of corporate bankruptcy filings. For a detailed segment discussion relating to UNBC, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Business Segment Analysis."

We are exposed to substantial credit and market risks in Asia, Latin America, and other regions.

We are active in Asia, Latin America and other regions through a network of branches and subsidiaries and are thus exposed to a variety of credit and market risks associated with countries in these regions. A decline in the value of Asian, Latin American or other relevant currencies could adversely affect the creditworthiness of some of our borrowers in those regions. The loans we make to Asian, Latin American and other overseas borrowers and banks are often denominated in yen, U.S. dollars or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies. A devaluation of the local currency would make it more difficult for a borrower earning income in that currency to pay its debts to us and others. In addition, some countries in which we operate may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. The limited credit availability resulting from these and related conditions may adversely affect economic conditions in some countries. This could cause a further deterioration of the credit quality of borrowers and banks in those countries and cause us to incur further losses. In addition, we are active in other regions that expose us to risks similar to the risks described above and also risks specific to those regions, which may cause us to incur losses or suffer other adverse effects. For a more detailed discussion of our credit exposure to Asian, Latin American and other relevant countries, see "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans."

Our income and expenses relating to our international operations and our foreign assets and liabilities are all exposed to foreign currency fluctuations.

Our international operations are subject to fluctuations in foreign currency exchange rates against the Japanese yen. When the yen appreciates, yen amounts for transactions denominated in foreign currencies, including a substantial portion of UNBC's transactions, decline. In addition, a portion of our assets and liabilities are denominated in foreign currencies. To the extent that our foreign-currency denominated assets and liabilities are not matched in the same currency or appropriately hedged, fluctuations in foreign currency exchange rates against the yen may adversely affect our financial condition, including our capital ratios. In addition, fluctuations in foreign exchange rates will create foreign currency translation gains or losses. For a historical discussion of the effect of changes in foreign currency exchange rates, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Effect of Change in Exchange Rate on Foreign Currency Translation."

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

Our business and operations are exposed to various system, political and social risks beyond our control.

As a major financial institution, our business and operations are significantly dependent upon the domestic and world economies and are thus exposed to various system, political and social risks beyond our control. Recent examples include the disruption of the Internet and other information networks due to major virus outbreaks, major terrorist activity such as the September 11 attacks, the ongoing conflict in Iraq and other serious political instability, and major health epidemics such as the outbreak of severe acute respiratory syndrome, or SARS. Such incidents may directly affect our business and operations by disrupting our operational infrastructure or internal systems. Such incidents may also negatively impact the economic conditions, political regimes and social infrastructure of countries and regions in which we operate, and possibly the global economy as a whole. These various factors beyond our control, as well as the threat of such risks or related countermeasures, may materially and adversely affect our business, operating results and financial condition.

We may be subject to liability and regulatory action if we are unable to protect personal and other confidential information.

In recent years, there have been public reports of personal information and records in the possession of corporations and institutions being leaked or improperly accessed. In the event that personal information in our possession about our customers is leaked or improperly accessed and subsequently misused, we may be subject to liability and regulatory action. The standards applicable to us are expected to become more stringent under the new Personal Information Protection Act, which is scheduled to take effect from April 2005. As an institution in possession of personal information, we may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information in accordance with the Personal Information Protection Act. In addition, such incidents could create a negative public perception of our operations, systems or brand, which may in turn decrease customer and market confidence and materially and adversely affect our business, operating results and financial condition.

Adverse regulatory developments or changes in laws, government policies or economic controls could have a negative impact on our results of operations.

We conduct our business subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in Japan and the other markets which we operate in. Future developments or changes in laws, regulations, policies, voluntary codes of practice, fiscal or other policies and their effects are unpredictable and beyond our control. In particular, the Financial Services Agency announced various regulatory changes that it would consider. The Financial Services Agency also has the authority to conduct, at any time, inspections to review banks' accounts, including those of ours. Any of the changes referred to above or any action that must be taken by us, whether as a result of regulatory developments or changes or inspections, could negatively affect our business and results of operations.

Our business may be adversely affected by competitive pressures, which have increased significantly due to regulatory changes.

In recent years, the Japanese financial system has been increasingly deregulated and barriers to competition have been reduced. In addition, the Japanese financial industry has been undergoing significant consolidation, as a result of which larger and more integrated financial institutions have emerged as our competitors. If we are unable to compete effectively in this more competitive and deregulated business environment, our business, results of operations and financial condition will be adversely affected. For a more detailed discussion of our competition in Japan, see "Item 4.B. Information on the Company--Business Overview--Competition--Japan."

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

Item 4. Information on the Company.

A. History and Development of the Company

We are a major commercial banking organization in Japan and provide a broad range of domestic and international banking services from our offices in Japan and around the world. We are a "city" bank, as opposed to a regional bank. Our registered head office is located at 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan, and our telephone number is 81-3-3240-1111. We are a joint stock company (kabushiki kaisha) incorporated in Japan under the Japanese Commercial Code.

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

On September 1, 2002, we completed the merger of our securities subsidiaries and affiliate, KOKUSAI Securities Co., Ltd., Tokyo-Mitsubishi Securities Co., Ltd. and Tokyo-Mitsubishi Personal Securities Co., Ltd., and Mitsubishi Trust Bank's securities affiliate, Issei Securities Co., Ltd., to form Mitsubishi Securities. Since the merger, we have been consolidating various areas of our securities and investment banking business, such as mergers and acquisitions, part of its derivative operations, corporate advisory and securitization operations, under Mitsubishi Securities.

For information on the proposed management integration between Mitsubishi Tokyo Financial Group, Inc. and its subsidiaries, including us, and UFJ Holdings and its subsidiaries, see "Item 5.A. Operating and Financial

Review and Prospects--Recent Developments--Basic Agreement Regarding the Management Integration of Mitsubishi Tokyo Financial Group and the UFJ Group."

B. Business Overview

We are a major Japanese commercial banking organization. We provide a broad range of domestic and international banking services in Japan and around the world. As of June 1, 2004, our network in Japan included 248 branches, 19 sub-branches, 57 loan plazas, 490 branch ATMs and 16,639 convenience store-based, non-exclusive ATMs. We organize our operations based on customer and product segmentation, as follows:

..   retail banking;

..   commercial banking;

..   global corporate banking;

..   investment banking and asset management, and Mitsubishi Securities;

..   UNBC;

..   operations services;

..   treasury; and

..   other, including systems services and eBusiness & IT initiatives.

For a detailed analysis of financial results by business segments, which is mainly based on our business organizations, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Business Segment Analysis." For a detailed analysis of financial results by geographic segment, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Geographic Segment Analysis."

As discussed above, in April 2004, Mitsubishi Tokyo Financial Group, Inc. introduced an integrated business group system which combines the operations of us and Mitsubishi Trust Bank into three core business areas: Retail, Corporate and Trust Assets (Asset Management and Administration). Under the integrated business group system, each of our business units will further cooperate with our other business units and the various business groups of Mitsubishi Trust Bank. For example,

..   Mitsubishi Securities will collaborate with the retail banking business unit to develop and offer products and services for our retail clients as part of our Integrated Retail Banking Business Group.

..   The commercial banking business unit, the global corporate banking business unit, the investment banking and asset management business unit and Mitsubishi Securities will work together to develop and provide products and services for our corporate clients as part of our Integrated Corporate Banking Business Group.

..   Our IT solution business, which is part of the eBusiness and IT initiatives business unit, will also offer services as part of our Integrated Corporate Banking Business Group.

..   Our asset management services and global custody services, which is part of the investment banking and asset management business unit, will collaborate with business groups of Mitsubishi Trust Bank to offer services and products as part of our Integrated Trust Assets Business Group.

The UNBC business unit, the operations services unit, the treasury unit, the system services unit, the eBusiness & IT initiatives unit with the exception of IT solution business, and the corporate center are not part of Mitsubishi Tokyo Financial Group's integrated business group system.

Retail Banking Business Unit

Our retail banking business unit offers a full range of banking products and services, including financial consulting services, to individual customers in Japan. In addition to our branch offices and other direct distribution channels, the retail banking business unit offers products and services through e-net ATMs (a convenience store-based ATM network utilized by a number of different banks), telephone and internet banking services and mail order. Some of our branches are joint branches with either Mitsubishi Trust Bank or Mitsubishi Securities, or both.

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

Individual annuity insurance. The unit has been actively promoting the sales of individual annuity insurance products since the Japanese government lifted the prohibition against sales of such products by Japanese banks in October 2002. The unit's current product lineup features capital guarantee variable annuity products and foreign currency-denominated fixed annuity insurance products. The latter lets customers choose between US dollar and euro denominations, and is the first such annuity insurance product introduced in Japan. In April 2004, we also introduced the first annuity insurance in Japan to offer an annuity capital guarantee at 110% of the basic benefit amount, which was also the first product developed as part of an alliance with Manulife Life Insurance Company.

Investment trusts. The unit offers 29 equity and bond funds and a program fund, the M-CUBE program, which is exclusively organized for us by Frank Russell Company, and combines four specific funds. We offer a menu of funds that allows our customers to achieve their desired balance of risk diversification and return.

As part of the effort to realize synergies between us and Mitsubishi Trust Bank, the unit markets to its retail customers select trust products of Mitsubishi Trust Bank under a trust agency arrangement.

Tokyo-Mitsubishi Direct. The unit offers a telephone and internet banking service called Tokyo-Mitsubishi Direct. Since the service was launched in 1999, the number of customers has risen steadily, reaching 2.4 million individual customers at the end of March 2004, which is approximately 17% of the unit's total customer base.

Credit cards. The unit offers MasterCard and VISA credit cards through several channels. We offer the Tokyo-Mitsubishi Card. We also offer credit cards through our subsidiaries, DC Card Co., Ltd. and Tokyo Credit Service, Ltd.

Tokyo-Mitsubishi Cash One. Since March 2002, the unit has offered loans to its customers through Tokyo-Mitsubishi Cash One Ltd., a consumer credit company established jointly by us, Mitsubishi Trust Bank and three leading Japanese consumer credit companies: ACOM, DC Card and JACCS Co., Ltd.

Commercial Banking Business Unit

As part of Mitsubishi Tokyo Financial Group's Integrated Corporate Banking Business Group, our commercial banking business unit mainly provides banking products and services to a wide range of business customers, from large corporations to medium-sized and small businesses, and is responsible for customer relationships. The unit serves these customers through 115 offices in Japan as well as directly from its headquarters. The unit provides traditional commercial banking services, such as deposits, settlement, foreign exchange and loans, as well as trust products of Mitsubishi Trust Bank, electronic banking and highly sophisticated consultancy services to meet its customers' needs. The unit works closely with other business units, such as the global corporate banking business unit, the treasury unit and the investment banking and asset management business unit.

Financing and fund management. The unit advises on financing methods for our customers' various financing needs, including loans with derivatives, corporate bonds, commercial paper, asset backed securities, securitization programs and syndicated loans. The unit also offers a wide range of products to meet our customers' fund management needs, such as deposits with derivatives, government bonds, debenture notes and investment funds.

Advice on business expansion overseas. The unit provides advisory services to clients launching businesses overseas, particularly Japanese companies expanding into other Asian countries.

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

Corporate management/financial strategies. The unit provides advisory services to customers in the areas of mergers and acquisitions, inheritance-related business transfers and stock listings. The unit also helps customers develop financial strategies to restructure their balance sheets. These strategies include the use of credit lines, factoring services and securitization of real estate.

Corporate welfare facilities. The unit offers products and administrative services to help customers with employee benefit plans. As a service to our customers, the unit often provides housing loans to our customers' employees. The unit also provides company-sponsored employee savings plans and defined contribution plans.

Global Corporate Banking Business Unit

Our global corporate banking business unit provides banking services to large Japanese corporations and their overseas operations as well as to non-Japanese corporations who do business on a global basis. The unit serves customers through corporate banking divisions in Tokyo, a global network of 57 overseas branches and sub-branches, 16 representative offices and overseas banking subsidiaries.

Overseas business support. The unit provides a full range of services to support customers' overseas activities, including loans, deposits, assistance with mergers and acquisitions and cash management services. The unit provides financial services to customers in cooperation with other business units, such as the treasury unit and the investment banking and asset management business unit, and also through subsidiaries that are part of those units, such as Mitsubishi Securities, Mitsubishi Securities International plc (formerly Tokyo-Mitsubishi International plc) and BTM Capital Corporation.

During the fiscal year ended March 31, 2004, the unit provided advisory services to help customers develop financial strategies, such as arranging the issuance of asset-backed commercial paper, providing credit commitments and securitizing real estate in Japan. Together with the investment banking and asset management business unit, the unit also developed its investment banking business to increase our non-interest income.

Global Cash Management Service. We started offering Global Cash Management Service, or GCMS, through our foreign branches. This service allows customers to monitor their foreign accounts and make remittances through their personal computers and we have introduced several enhancements such as internet-based access and Chinese-language capability. This service is now available through 21 foreign branches and the total number of GCMS corporate customers was over 2,270 as of March 31, 2004, an increase of about 470 customers compared to that as of March 31, 2003.

Investment Banking and Asset Management Business Unit and Mitsubishi Securities

Our investment banking business unit and asset management business unit were merged in May 2003 to form the investment banking and asset management business unit.

   Investment Banking

The unit provides capital markets, derivatives, securitization, syndicated loans, structured finance and other services. Our other business units cooperate with the investment banking and asset management business unit in offering services to customers. In addition, BTM Capital Corporation and BTM Leasing & Finance, Inc. provide leasing services to their customers.

Capital Markets. The unit provides arrangement services relating to private placements for mainly medium-sized enterprise issuers and institutional investors. During the fiscal year ended March 31, 2004, we arranged 853 issuances totaling (Yen)234.5 billion.

Derivatives. The unit develops and offers derivatives products for risk management and other financial needs. The unit has trading desks and sales teams specializing in derivatives in Tokyo, Singapore, Hong Kong, London and New York.

Securitization. In the securitization area, the unit is primarily engaged in asset-backed commercial paper programs and has securitization teams based in Tokyo, New York and London. It continues to develop and structure new types of transactions.

Syndicated loans. The unit structures and syndicates many types of loan transactions, including term loans, revolving credit and structured transactions. It has loan syndication operations in Tokyo, New York, London, Hong Kong and Singapore. We arranged syndicated loans with an aggregate principal amount totaling $44.0 billion in the year ended December 31, 2003.

Structured finance. The unit engages in project finance, lease finance, real estate finance, lease related finance, and other types of non-recourse or limited-recourse and structured financings. It provides customers with financial advisory services, loan arrangements and agency services. It has teams located in Tokyo, Hong Kong, Singapore, London, New York and Boston.

Other investment banking services. In the United States, the unit offers leasing services through two subsidiaries, BTM Capital Corporation and BTM Leasing & Finance. BTM Capital Corporation offers a wide range of leasing services to non-Japanese customers, while BTM Leasing & Finance focuses on providing services to the U.S. subsidiaries and affiliates of Japanese corporations.

   Asset Management

The unit provides asset management and trust products and services mainly to high net worth individuals, branch customers and corporate clients in Japan. Generally, these products and services are delivered to our customers through the retail banking business unit and the commercial banking business unit, and are provided by Tokyo-Mitsubishi Asset Management, Ltd. and Mitsubishi Trust Bank.

Asset management. Tokyo-Mitsubishi Asset Management, Ltd., a licensed discretionary investment advisor and investment trust management company, provides investment management and advisory services for institutional investors, including pension funds. It also offers a wide array of investment products which, as of March 31, 2004, are marketed by almost 60 Japanese financial institutions, including us and regional banks, mainly to individual customers.

Tokyo-Mitsubishi Asset Management has continued to expand its investment product line. In the fiscal year ended March 31, 2004, it launched a new fund that mainly invests in fixed-income securities issued by foreign governments and pays dividends quarterly.

We and Tokyo-Mitsubishi Asset Management also maintain business relationships with Mellon Financial Group, Frank Russell Company, Ltd. and Schroder Investment Management (Japan) Ltd. Tokyo-Mitsubishi Asset Management distributes sophisticated investment products provided by these institutions.

Advice on Defined Contribution Plans. We provide consulting services for defined contribution plans through Defined Contribution Plan Consulting of Japan Co., Ltd., which was established by us in alliance with Mitsubishi Trust Bank, Meiji Yasuda Life Insurance Company and Tokio Marine & Fire Insurance, Ltd., following legislation introduced in October 2001. Defined Contribution Plan Consulting of Japan provides a full range of services, such as plan administration services and advising clients in the selection of investment products, to meet various needs for our corporate clients and the plan participants.

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

   Mitsubishi Securities

Mitsubishi Securities offers investment banking services, including securities-related services, and advice on mergers and acquisitions and corporate advisory matters, to its customers.

In September 2002, we merged our securities subsidiaries and affiliate, KOKUSAI Securities Co., Ltd., Tokyo-Mitsubishi Securities Co., Ltd. and Tokyo-Mitsubishi Personal Securities Co., Ltd., and Mitsubishi Trust Bank's securities affiliate, Issei Securities Co., Ltd., to create Mitsubishi Securities. As of March 31, 2004, we owned 54.11% of Mitsubishi Securities. Mitsubishi Securities functions as the core of our securities and investment banking business. Since the merger, we have consolidated most of our securities business and various areas of our investment banking business, such as mergers and acquisitions, derivatives, corporate advisory and securitization operations that were previously conducted through our investment banking unit, into Mitsubishi Securities. In the fiscal year ended March 31, 2003, we started to account for Mitsubishi Securities as a separate segment for financial management purposes. For more details, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Business Segment Analysis."

In addition to its own branch network, Mitsubishi Securities caters to the needs of individual investors in cooperation with us and Mitsubishi Trust Bank through joint branches and MTFG Plazas that provide a variety of financial products and services targeted toward individual investors. As of March 31, 2004, Mitsubishi Securities had 69 offices, 30 of which had been converted to joint branches with us or Mitsubishi Trust Bank.

In the fixed income securities business, Mitsubishi Securities offers customers a wide range of investment products. Mitsubishi Securities provides in-depth company and strategy reports through its in-house research functions and its equity sales staff provides services to a wide range of domestic and overseas clients ranging from individual investors to institutional investors. Through its derivative products, Mitsubishi Securities provides various solutions to meet customers' risk management needs. Other services offered by Mitsubishi Securities include bond underwriting, equity underwriting, securitization of assets, initial public offerings, mergers and acquisitions, and support for investor relations activities. To reinforce its global network, Mitsubishi Securities acquired the overseas securities subsidiaries in New York, Hong Kong and Singapore in 2003, and made Tokyo-Mitsubishi International plc (currently Mitsubishi Securities International plc) in London into its subsidiary in July 2004.

UNBC Business Unit

As of June 30, 2004, we owned 62.1% of UnionBanCal Corporation, a publicly traded company listed on the New York Stock Exchange. UnionBanCal is a U.S. commercial bank holding company. Union Bank of

California, N.A., UnionBanCal's bank subsidiary, is one of the largest commercial banks in California based on total assets and total deposits and is among the oldest banks on the West Coast, having roots as far back as 1864.

UNBC provides a wide range of financial services to consumers, small businesses, middle-market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally.

UNBC's operations are divided into four primary groups.

The Community Banking and Investment Services Group. This group offers its customers a wide spectrum of financial products within its comprehensive lineup. With a broad line of checking and savings, investment, loan and fee-based banking products, individual and business clients, including not-for-profit, small and institutional investors, can each have their specific needs met. As of June 30, 2004, these products are offered in 301 full-service branches, primarily in California, as well as in Oregon and Washington. In addition, the group offers international and settlement services, e-banking through its website, check cashing services at its Cash & Save locations and loan and investment products tailored to its high net worth consumer customers through its private banking business. Institutional customers are offered employee benefit, 401(k) administration, corporate trust, securities lending and custody (global and domestic) services. The group also includes a registered broker-dealer and a registered investment advisor, which provide investment advisory services and manage a proprietary mutual fund family.

In accordance with its strategies to diversify earnings and broaden its branch network, UNBC aims to expand its business through targeted acquisitions, including banks and insurance agencies. For example, in 2001 UNBC acquired the Fullerton, California-based Armstrong/Robitaille, Inc. UNBC then acquired the San Diego, California-based John Burnham & Company in 2002 before acquiring two additional regional insurance brokers, Pleasanton, California-based Tanner Insurance Brokers, Inc., and Glendale, California-based Knight Insurance Agency in 2003. With offices in California and Oregon, these acquisitions allow UNBC to offer an extensive array of cost-effective risk management services and insurance products to business and retail customers.

During 2002, UNBC acquired the Simi Valley, California-based First Western Bank and Santa Clarita, California-based Valencia Bank & Trust, which added $490 million in assets to UNBC's balance sheet and 12 branches to its branch network. During 2003, UNBC acquired the Watsonville, California-based Monterey Bay Bank, which added $632 million in assets to its balance sheet and eight branches to its branch network. In January 2004, UNBC acquired Business Bank of California, a commercial bank headquartered in San Bernardino, California, with $704 million in assets and 15 full-service branches. The integration of these banks expanded UNBC's geographic footprint in both Southern and Northern California and allows UNBC to expand its client base while offering existing consumer and commercial customers a fuller range of financial services. In July 2004, UNBC announced that it will acquire Jackson Federal Bank, which operates 14 branches in Southern California. As of June 30, 2004, Jackson Federal Bank had $1.2 billion in outstanding loans and $1.1 billion in deposits.

The Commercial Financial Services Group. This group offers a variety of commercial financial services, including commercial loans and project financing, real estate financing, asset-based financing, trade finance and letters of credit, lease financing, customized cash management services and selected capital markets products. The group's customers include middle-market companies, large corporations, real estate companies and other more specialized industry customers. In addition, specialized depository services are offered to title and escrow companies, retailers, domestic financial institutions, bankruptcy trustees and other customers with significant deposit volumes.

The International Banking Group. This group primarily provides correspondent banking and trade finance-related products and services to financial institutions worldwide, primarily in Asia. This group has a long and stable history of providing these services to that market.

The Global Markets Group. This group, in collaboration with other UNBC business groups, offers customers a broad range of products. They include a variety of foreign exchange products and risk management products, such as interest rate swaps and options. The group trades money market and fixed income securities in the secondary market and serves institutional investment needs. The group also manages market-related risks for UNBC as part of its responsibilities for asset/liability management, including funding UNBC's liquidity needs and addressing its interest rate risk.

Operations Services Unit

Through the operations services unit, we provide operations and settlement services to our other business units. The unit also earns fee income by providing settlement and remittance services, including correspondent banking services, to our customers. In addition, the unit also offers competitive operations and settlement services to other financial institutions to meet their outsourcing needs.

Operations services. The operations division of our operations services unit provides operations services for the domestic commercial banking activities of the retail banking, commercial banking and global corporate banking business units. We have also expanded centralized processing at our operations centers, which will increase the efficiency of our branch offices. On March 31, 2004, we entered into an alliance with 23 other regional banks to cooperate with regard to logistics among domestic branches in order to achieve more efficient branch network operations.

The operations division also offers outsourcing services in foreign remittance, export and import operations for Japanese financial institutions. As of March 31, 2004, 69 Japanese banks utilized our foreign remittance services offered under our Global Operation Automatic Link (GOAL) service, and a number of Japanese banks outsourced their export and import operations to us.

Correspondent banking and settlement. The payment and clearing services division of our operations services unit maintains financial institutions' accounts with correspondent arrangements. As of March 31, 2004, we had correspondent arrangements with 2,980 foreign banks and other financial institutions, of which 1,646 had yen settlement accounts with us. We also had correspondent arrangements with 133 Japanese financial institutions, for which we held 142 yen and foreign currency accounts.

The Foreign Exchange Yen Clearing System in Japan introduced an entrustment procedure for yen clearing through which banks may entrust other banks to conduct yen clearing for them. We have the largest share of this business in the market. As of March 31, 2004, 46 regional and foreign banks in Japan outsourced their yen clearing operations to us. We handled approximately 25% of these transactions based on transaction amounts and are a market leader in the yen settlement business.

Our payment and clearing services division is also taking the initiative in the global implementation of the Continuous Linked Settlement operation, which is intended to eliminate the settlement risk that can occur when foreign exchange deals are settled.

Treasury Unit

Our treasury unit manages the overall funding requirements. The unit is responsible for our asset liability management and manages our securities investment portfolio, foreign exchange and derivatives transactions, including proprietary trading. It works with other business units to provide various financial products such as foreign currency forward, currency options and commercial paper.

The treasury unit is active in financial markets worldwide and has global treasury offices in Tokyo, New York, London, Singapore and Hong Kong.

As part of our asset liability management, the treasury unit seeks to control our interest rate and liquidity risks and to make it possible for us to conduct our investment and fund-raising activities within an appropriate range of risk. The treasury unit centrally monitors and manages all of our interest rate risks and liquidity risks.

In the international money markets, the treasury unit raises foreign currency funds through inter-bank transactions, deposits and certificates of deposit. It actively deals in short-term yen-denominated instruments, such as interest rate swaps, futures and options on futures. We are a major market maker in short-term yen interest rate swaps.

We are a leading market maker for the Tokyo foreign exchange and over-the-counter currency option markets. We have a large market share of transactions in the US dollar-yen sector and in other major cross currency and currency option trading.

The unit also actively trades in the secondary market for Japanese government bonds, local government bonds and government guaranteed bonds.

Other Business Units

In addition to the above, we also have other business units including:

..   system services, which is responsible for our computer systems;

..   eBusiness & IT initiatives, which is responsible for developing and overseeing our information technology as well as related business opportunities; and

..   the corporate center, which retains functions such as our strategic planning, overall risk management, internal auditing and compliance.

Competition

We face strong competition in all of our principal areas of operation. The deregulation of the Japanese financial markets as well as structural reforms in the regulation of the financial industry have resulted in dramatic changes in the Japanese financial system. Structural reforms have prompted Japanese banks to merge or reorganize their operations, thus changing the nature of the competition from other financial institutions as well as from other types of businesses.

Japan

Deregulation. Competition in Japan has intensified as a result of the relaxation of regulations relating to Japanese financial institutions. Previously, there were various restrictions, such as foreign exchange controls, ceilings on deposit interest rates and restrictions that compartmentalized business sectors. These restrictions served to limit competition. However, as a result of the deregulation of the financial sector, such as through the "Financial Big Bang" which was announced in 1996, most of these restrictions were lifted before 2000. Deregulation has eliminated barriers between different types of Japanese financial institutions, which are now able to compete directly against one another. Deregulation and market factors have also facilitated the entry of various large foreign financial institutions into the Japanese domestic market.

The Law Amending the Relevant Laws for the Reform of the Financial System, or the Financial System Reform Act, which was promulgated in June 1998, provided a framework for the reform of the Japanese financial system by reducing the barriers between the banking, securities and insurance businesses and enabled financial institutions to engage in businesses which they were not permitted to conduct before. The Banking Law, as amended, now permits banks to engage in the securities business by establishing or otherwise owning domestic and overseas securities subsidiaries with the approval of the Financial Services Agency, an agency of the Cabinet

Office. We expect a further increase in competition among financial institutions in these new areas of permissible activities.

In terms of new market entrants, other financial institutions, such as Orix Corporation, and non-financial companies, such as Sony Corporation and Ito-Yokado Co., Ltd., have also begun to offer various banking services, often through non-traditional distribution channels. Also, in recent years, various large foreign financial institutions have significantly expanded their presence in the Japanese domestic market. Citigroup, for example, has expanded its banking activities and moved aggressively to provide investment banking and other financial services, including retail services.

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

For a discussion of the three principal types of private banking institutions, see "--The Japanese Financial System." In addition, in recent years, Japanese corporations are increasingly raising funds by accessing the capital markets, both within Japan and overseas, resulting in a decline in demand for loan financing. Furthermore, as foreign exchange controls have been generally eliminated, our customers can now have direct access to foreign financial institutions, with which we must also compete.

In the consumer banking sector, the deregulation of interest rates on yen deposits and other factors have enabled our bank subsidiaries to offer customers an increasingly attractive and diversified range of products. For example, banks may now sell investment trusts and some types of insurance products, with the possibility of expanding to additional types of insurance products in the future. We face competition in this sector from other private financial institutions as well as from Japan Post, a government-run public services corporation established on April 1, 2003, which was formerly known as the Postal Service Agency and which is the world's largest holder of deposits. Recently, competition has also increased due to the development of new products and distribution channels. For example, Japanese banks have started competing with one another by developing innovative proprietary computer technologies that allow them to deliver basic banking services in a more efficient manner and to create sophisticated new products in response to customer demand.

The trust assets business is a promising growth area that is competitive and becoming more so because of changes in the industry. In addition, there is growing corporate demand for change in the trust regulatory environment, such as reform of the pension system and related accounting regulations under Japanese GAAP. However, competition may increase in the future as regulatory barriers to entry are lowered. Currently, the Japanese Diet is considering legislation proposing to expand the types of property that can be entrusted, to allow non-financial companies to conduct trust business and to allow a new type of registration to conduct only the administration type trust business. If these changes are implemented, the trust business will expand but at the same time there will be more competition.

Integration. Another major reason for heightened competition in Japan is the integration and reorganization of Japanese financial institutions. In 1998, amendments were made to the Banking Law to allow the establishment of bank holding companies, and this development together with various factors, such as the decline of institutional strength caused by the bad loan crisis and intensifying global competition, resulted in a number of integrations involving major banks in recent years. In September 2000, The Dai-Ichi Kangyo Bank, Limited, The Fuji Bank, Limited and The Industrial Bank of Japan, Limited jointly established a holding company, Mizuho Holdings, Inc., to own the three banks. In April 2002, these three banks were reorganized into two banks--Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd. In April 2001, The Sumitomo Bank, Limited and The Sakura Bank, Limited were merged into Sumitomo Mitsui Banking Corporation. In April 2001, The Sanwa

Bank, Limited, The Tokai Bank, Limited and The Toyo Trust and Banking Company, Limited jointly established a holding company, UFJ Holdings, to own the three banks. In January 2002, the three banks were reorganized into two banks, UFJ Bank and UFJ Trust Bank Limited. In December 2001, The Daiwa Bank, Ltd. and two regional banks established Daiwa Bank Holdings Inc., which in March 2002 consolidated with Asahi Bank, Ltd. and changed its corporate name to Resona Holdings, Inc. in October 2002. For information on the injection of public funds into Resona Bank, Ltd., a subsidiary bank of Resona Holdings, Inc., see "--Supervision and Regulation--Japan--Deposit Insurance and Government Investment in Financial Institutions."

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

In other international markets, we face competition from commercial banks and similar financial institutions, particularly major international banks and the leading domestic banks in the local financial markets in which we conduct business.

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

Private Banking Institutions

Private banking institutions in Japan are commonly classified into three categories (the following numbers are based on currently available information published by the Financial Services Agency) as of June 11, 2004:

..   ordinary banks (128 ordinary banks and 72 foreign commercial banks with ordinary banking operations);

..   trust banks (26 trust banks, including 8 Japanese subsidiaries of foreign financial institutions); and

..   long-term credit banks (one long-term credit bank).

Ordinary banks in turn are classified as city banks, of which there are six, including us, and regional banks, of which there are 114. In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished based on head office location as well as the size and scope of their operations.

The city banks are generally considered to constitute the largest and most influential group of banks in Japan. Generally, these banks are based in large cities, such as Tokyo and Osaka, and operate nationally through networks of branch offices. City banks have traditionally emphasized their business with large corporate clients, including the major industrial companies in Japan. However, in light of deregulation and other competitive factors, many of these banks, including us, in recent years have increased their emphasis on other markets, such as small and medium-sized companies and retail banking.

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

Trust banks, including Mitsubishi Trust Bank, provide various trust services relating to money trusts, pension trusts and investment trusts and offer other services relating to real estate, stock transfer agency and testamentary services as well as banking services.

Long-term credit banks are engaged primarily in providing long-term loans to Japanese industries, principally with funds obtained from the issue of debentures.

In recent years, almost all of the city banks have consolidated with other city banks and also, in some cases, with trust banks or long-term credit banks. Integration among these banks was achieved, in most cases, through the use of a bank holding company as discussed in "--Competition--Japan--Integration" and "--Supervision and Regulation--Japan--Bank Holding Company Regulations."

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

In April 2004, the Tokyo metropolitan government acquired the Japanese subsidiary of a foreign trust bank and relaunched it as New Bank Tokyo. Under the Tokyo metropolitan government's plan, New Bank Tokyo is expected to focus on loans and guarantees for small and medium-sized businesses, as well as tie-ups with various non-financial businesses. The new bank is scheduled to begin operations starting April 2005.

Supervision and Regulation

Japan

Supervision. As a result of the deregulation and structural reforms in the Japanese financial industry, Japanese financial institutions gained the opportunity to provide a wider range of financial products and options to their clients as discussed in "--Competition--Japan," while at the same time becoming subject to stricter control and supervision.

After several reorganizations of Japanese governmental agencies, the Financial Services Agency was established as an agency of the Cabinet Office in 1998. It is responsible for supervising and inspecting financial institutions, making policy for the overall Japanese financial system and conducting insolvency proceedings with respect to financial institutions. The Bank of Japan, as the central bank for financial institutions, conducts "on-site inspections," in which its staff visits financial institutions and inspects the assets and risk management systems of those institutions.

The Banking Law. Among various acts that regulate financial institutions, the Banking Law and its subordinated orders and ordinances are regarded as the fundamental law for ordinary banks and other private financial institutions. The Banking Law addresses bank holding companies, capital adequacy, inspections and reporting, as well as the scope of business activities, disclosure, accounting, limitation on granting credit and standards for arm's length transactions.

Bank holding company regulations. In December 1997, the Anti-Monopoly Law was amended to generally permit the creation and existence of holding companies, which had been previously prohibited, except in circumstances in which the existence of a holding company would result in an excessive concentration of economic power. Additional legislative measures relating to holding companies of certain types of financial institutions, such as banks, trust banks and securities companies, were also proposed around this time and they ultimately became effective in March 1998. In connection with those legislative measures and amendments, in December 1997, the Fair Trade Commission amended the guidelines under the Anti-Monopoly Law to relax the standards for approval of a financial institution's stockholdings of more than 5% in another company, thereby permitting a financial institution to acquire interests in other financial institutions.

A bank holding company is prohibited from carrying on any business other than the management of its subsidiaries and other incidental businesses. A bank holding company may have any of the following as a subsidiary: a bank (including a trust bank and a long-term credit bank), a securities company, an insurance company or a foreign subsidiary that is engaged in the banking, securities or insurance business. In addition, a bank holding company may have as a subsidiary any company that is engaged in a business relating or incidental to the businesses of the companies mentioned above, such as a credit card company, a leasing company or an investment advisory company. Companies that cultivate new business fields may also become the subsidiary of a bank holding company.

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

In addition to credit risks, the guidelines regulate market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices. The risks subject to these guidelines are:

..   the risks pertaining to interest rate-related instruments and equities in the trading book; and

..   foreign exchange risks and commodities risks of the bank.

Under the risk-based capital framework for credit risk purposes of the capital adequacy guidelines, on-balance-sheet assets and off-balance-sheet exposures are assessed according to broad categories of relative risk, based primarily on the credit risk of the counterparty and country transfer risk. Five categories of risk weights (0%, 10%, 20%, 50%, 100%) are applied to the different types of balance sheet assets. Off-balance-sheet exposures are taken into account by applying different categories of "credit conversion factors" to arrive at credit-equivalent amounts, which are then weighted in the same manner as on-balance-sheet assets involving similar counterparties, except that the maximum risk weight is 50% for exposures relating to foreign exchange, interest rate and other derivative contracts.

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

Capital is classified into three tiers, referred to as Tier I, Tier II and Tier
III. Tier I capital generally consists of stockholders' equity items, including common stock, preferred stock, capital surplus, retained earnings (which includes deferred tax assets) and minority interests, but recorded goodwill and other items, such as treasury stock, are deducted from Tier I capital. Tier II capital generally consists of:

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

Several regulatory changes have been proposed with respect to the calculation of capital ratios. In particular, the Financial System Council of the Financial Services Agency is discussing the adoption of rules limiting the amount of deferred tax assets that may be included in the calculation of Tier I and/or total regulatory capital.

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

The Financial Services Agency, if necessary in order to secure the sound and appropriate operation of a bank's business, may request the submission of reports or materials from, or conduct an on-site inspection of, the bank and/or the bank holding company which holds the bank. If a bank's capital adequacy ratio falls below a specified level, the Financial Services Agency may request such bank to submit an improvement program and may restrict or suspend a bank's operation when it determines that such action is necessary.

Under the amendments to the Banking Law and its subordinated orders and ordinances, which became effective as of April 1, 2002, a person who desires to hold 20% or, in exceptional cases 15%, or more of the voting rights of a bank holding company or a bank is required to obtain prior approval from the Prime Minister. In addition, the Prime Minister may request the submission of reports or materials from, or conduct an inspection of, the person who holds 20% or 15%, as the case may be, or more of the voting rights of a bank holding company or a bank if necessary in order to ensure the appropriate business operation of such bank.

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

In November 2001, a law which imposes a limitation on a bank's shareholding of up to the amount equivalent to its Tier I capital was enacted. This limitation was scheduled to become effective in September 2004, but the effective date has been postponed to September 2006. To assist banks in complying with this limitation while mitigating the adverse impact on the stock market, the Banks' Shareholdings Purchase Corporation was established through the contributions of 128 financial institutions to acquire stocks from banks at market prices. The lifespan of the Banks' Shareholdings Purchase Corporation was extended to March 31, 2017.

In October 2002, the Policy Board of the Bank of Japan issued guidelines for the Bank of Japan's purchase of listed stocks from commercial banks whose aggregate value of stockholdings exceed their Tier I capital. The Bank of Japan has adopted this policy for the purpose of assisting commercial banks in reducing the size of their share portfolios without materially adversely affecting prevailing market prices. Under the guidelines, which were revised in March 2003, the Bank of Japan will acquire up to (Yen)3 trillion of stock from the portfolios of commercial banks at prevailing market prices and not sell the acquired securities until after September 2007.

The Securities and Exchange Law. Article 65 of the Securities and Exchange Law of Japan generally prohibits a bank from engaging in the securities business. Under this law, banks, including us and Mitsubishi Trust Bank, may not engage in the securities business except for limited activities such as dealing in, underwriting and acting as broker for, Japanese governmental bonds, Japanese local government bonds and Japanese government guaranteed bonds, and selling Japanese and foreign investment trust certificates. A recent deregulation of the securities business has clarified that banks may engage in market-inducting businesses such as providing advice regarding public offerings or listings and that the Japanese government will allow banks with appropriate firewalls to provide securities intermediary services.

In general, the restrictions of the Securities and Exchange Law do not extend directly to the subsidiaries of banks located outside Japan, which engage in the securities business mainly in connection with capital-raising by Japanese companies outside of Japan.

Despite the general prohibition under Article 65, the Financial System Reform Act allows banks, trust banks, securities companies and insurance companies to engage in the businesses of other financial sectors through their subsidiaries in Japan.

Furthermore, banks' securities subsidiaries in Japan are now permitted to engage in the underwriting and brokerage of not only bonds, but also equity securities. This has enabled the securities subsidiaries of banks to offer various securities-related services to their customers.

In addition, Mitsubishi Tokyo Financial Group, Inc. and some of its subsidiaries are required to file with the Director of the Kanto Local Finance Bureau of the Ministry of Finance a securities report for each fiscal period supplemented by semi-annual and extraordinary reports pursuant to the Securities and Exchange Law.

Anti-money laundering laws. Under the Law for Punishment of Organized Crimes and Regulation of Criminal Profits, banks and other financial institutions are required to report to the competent minister, in the case of banks, the Commissioner of the Financial Services Agency, any assets which they receive while conducting their businesses that are suspected of being illicit profits from criminal activity.

Law concerning trust business conducted by financial institutions. Under the Trust Business Law, joint stock companies that are licensed by the Prime Minister as trust companies are allowed to conduct trust business. In addition, under the Law Concerning Concurrent Operation for Trust Business by Financial Institutions, banks and other financial institutions, as permitted by the Prime Minister, are able to conduct trust business. Currently, the Japanese Diet is considering legislation proposing to expand the types of property that can be entrusted, to allow non-financial companies to conduct trust business and to allow a new type of registration to conduct only the administration type trust business.

Deposit insurance system and government investment in financial institutions. The Deposit Insurance Law is intended to protect depositors if a financial institution fails to meet its obligations. The Deposit Insurance Corporation was established in accordance with that law.

City banks, including us, regional banks, trust banks, including Mitsubishi Trust Bank, long-term credit banks and various other credit institutions participate in the deposit insurance system on a compulsory basis.

Under the Deposit Insurance Law, the maximum amount of protection is (Yen)10 million per customer within one bank. However, the deposits in some accounts such as current accounts and ordinary accounts are fully protected without a maximum amount limitation until the end of March 2005. From April 1, 2005, all deposits will be subject to the (Yen)10 million cap, which is currently applicable only to time deposits, except for non-interest bearing deposits that are redeemable on demand and used by the depositor primarily for payment and settlement functions. Currently, the Deposit Insurance Corporation charges insurance premiums equal to 0.09% on the deposits in current accounts, ordinary accounts and other similar accounts, which are fully protected as mentioned above, and premiums equal to 0.08% on the deposits in other accounts.

Since 1998, the failure of a number of large-scale financial institutions has led to the introduction of various measures with a view to stabilize Japan's financial system, including financial support from the national budget.

The Law Concerning Emergency Measures for Revitalization of Financial Function, or the Financial Revitalization Law, enacted in October 1998, provides for (i) temporary national control of a failed financial institution, (ii) the dispatch of a financial resolution administrator to the failed financial institution, and (iii) the establishment of a bridge bank which takes over the business of the failed financial institution on a temporary basis.

The Law Concerning Emergency Measures for Early Strengthening of Financial Function, or the Financial Function Early Strengthening Law, also enacted in October 1998, provided for government funds to be made available to financial institutions "prior to failure" as well as to financial institutions with "sound" management, to increase the capital ratio of such financial institutions and to strengthen their function as financial market intermediaries. The availability of new funds for this purpose ended on March 31, 2001. Capital injections made under the Financial Function Early Strengthening Law amounted to approximately (Yen)10 trillion.

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

Personal Information Protection Law. With regards to protection of personal information, the new Personal Information Protection Law will become fully effective on April 1, 2005 and will be applicable to us. Among other matters, the law requires us to limit the use of personal information to its stated purpose and to properly manage the personal information in our possession, and forbids us from providing personal information to third parties without consent. If we violate certain provisions of the law , the Financial Services Agency may advise or order us to take proper action. Furthermore, stricter rules than the standards stated in the law may be introduced for financial institutions in the near future.

United States

As a result of our operations in the United States, we are subject to extensive U.S. federal and state supervision and regulation.

Overall supervision and regulation. We are subject to supervision, regulation and examination with respect to our U.S. operations by the Board of Governors of the Federal Reserve System, or the Federal Reserve Board, pursuant to the U.S. Bank Holding Company Act of 1956, as amended, or the BHCA, and the International Banking Act of 1978, as amended, or the IBA, because we are a bank holding company and a foreign banking organization, respectively, as defined pursuant to those statutes.

The Federal Reserve Board functions as our "umbrella" regulator under amendments to the BHCA effected by the Gramm-Leach-Bliley Act of 1999, which among other things:

..   prohibited further expansion of activities in which bank holding companies, acting directly or through nonbank subsidiaries, may engage;

..   authorized qualifying bank holding companies to opt to become "financial holding companies," and thereby acquire the authority to engage in an expanded list of activities, including merchant banking, insurance underwriting and a full range of securities activities; and

..   modified the role of the Federal Reserve Board by specifying new relationships between the Federal Reserve Board and the functional regulators of nonbank subsidiaries of both bank holding companies and financial holding companies.

We have not elected to become a financial holding company.

The BHCA generally prohibits each of a bank holding company and a foreign banking organization that maintains branches or agencies in the United States from, directly or indirectly, acquiring more than 5% of the voting shares of any company engaged in nonbanking activities in the United States unless the bank holding company or foreign banking organization has elected to become a financial holding company, as discussed above, or the Federal Reserve Board has determined, by order or regulation, that such activities are so closely related to banking as to be a proper incident thereto and has granted its approval to the bank holding company or foreign banking organization for such an acquisition. The BHCA also requires a bank holding company or foreign banking organization that maintains branches or agencies in the United States to obtain the prior approval of an appropriate federal banking authority before acquiring, directly or indirectly, the ownership of more than 5% of the voting shares or control of any U.S. bank or bank holding company. In addition, under the BHCA, a

U.S. bank or a U.S. branch or agency of a foreign bank is prohibited from engaging in various tying arrangements involving it or its affiliates in connection with any extension of credit, sale or lease of any property or provision of any services.

U.S. branches and agencies of subsidiary Japanese banks. Under the authority of the IBA, we operate six branches, two agencies and four representative offices in the United States. We operate branches in Los Angeles and San Francisco, California; Chicago, Illinois; New York, New York; Portland, Oregon; and Seattle, Washington; agencies in Atlanta, Georgia and Houston, Texas; and representative offices in Washington, D.C; Minneapolis, Minnesota; Dallas, Texas; and Jersey City, New Jersey.

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

U.S. branches and agencies of foreign banks must be licensed, and are also supervised and regulated, by a state or by the Office of the Comptroller of the Currency, or the OCC, the federal regulator of national banks. All of our branches and agencies in the United States are state-licensed. Under U.S. federal banking laws, state-licensed branches and agencies of foreign banks may engage only in activities that would be permissible for their federally-licensed counterparts, unless the Federal Reserve Board determines that the additional activity is consistent with sound practices. U.S. federal banking laws also subject state-licensed branches and agencies to the single-borrower lending limits that apply to federal branches and agencies, which generally are the same as the lending limits applicable to national banks, but are based on the capital of the entire foreign bank.

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

U.S. subsidiary banks. We own and control two U.S. banks:

..   Bank of Tokyo-Mitsubishi Trust Company, New York, New York (held directly by us, a registered bank holding company), and

..   Union Bank of California, N.A. (held indirectly through our subsidiary,
    UnionBanCal Corporation, a registered bank holding company).

Bank of Tokyo-Mitsubishi Trust Company is chartered by the State of New York and is subject to the supervision, examination and regulatory authority of the Superintendent pursuant to the New York Banking Law. Union Bank of California, N.A., is a national bank subject to the supervision, examination and regulatory authority of the OCC pursuant to the National Bank Act.

The Federal Deposit Insurance Corporation, or the FDIC, is the primary federal agency responsible for the supervision, examination and regulation of Bank of Tokyo-Mitsubishi Trust Company, and insures the deposits of both of our U.S. subsidiary banks. In the event of the failure of an FDIC-insured bank, the FDIC is virtually certain to be appointed as receiver, and would resolve the failure under provisions of the Federal Deposit Insurance Act.

An FDIC-insured institution that is affiliated with a failed or failing FDIC-insured institution can be required to indemnify the FDIC for losses resulting from the insolvency of the failed institution, even if this causes the affiliated institution also to become insolvent. In the liquidation or other resolution of a failed FDIC-insured depository institution, deposits in its U.S. offices and other claims for administrative expenses and employee compensation are afforded priority over other general unsecured claims, including deposits in offices outside the United States, non-deposit claims in all offices and claims of a parent company. Moreover, under long-standing Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength for its subsidiary banks and to commit resources to support such banks.

Bank capital requirements and capital distributions. Our U.S. bank subsidiaries and UnionBanCal Corporation, our U.S. subsidiary bank holding company, are subject to applicable risk-based and leverage capital guidelines issued by U.S. regulators for banks and bank holding companies. Both of our U.S. subsidiary banks are "well capitalized" under those guidelines as they apply to banks, and our U.S. subsidiary bank holding company exceeds all minimum regulatory capital requirements applicable to domestic bank holding companies. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, provides, among other things, for expanded regulation of insured depository institutions, including banks, and their parent holding companies. As required by FDICIA, the federal banking agencies have established five capital tiers ranging from "well capitalized" to "critically undercapitalized" for insured depository institutions. As an institution's capital position deteriorates, the federal banking regulators may take progressively stronger actions, such as further restricting affiliate transactions, activities, asset growth or interest payments. In addition, FDICIA generally prohibits an insured depository institution from making capital distributions, including the payment of dividends, or the payment of any management fee to its holding company, if the insured depository institution would subsequently become undercapitalized.

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

The Gramm-Leach-Bliley Act removed almost all of the pre-existing statutory barriers to affiliations between commercial banks and securities firms by repealing Sections 20 and 32 of the Glass-Steagall Act. At the same time, however, the so-called "push-out" provisions of the Gramm-Leach-Bliley Act narrowed the exclusion of banks, including the U.S. branches of foreign banks, from the definitions of "broker" and "dealer" under the Securities Exchange Act of 1934, potentially requiring all such banks to transfer some activities to affiliated broker-dealers. The SEC has issued rules regarding the push-out of "dealer" functions that became effective on September 30, 2003. On June 30, 2004, the SEC issued its proposed Regulation B, which would govern the push-out requirements for "broker" functions. The SEC has proposed to adopt Regulation B as a final rule in January 2005, with full compliance required approximately one year thereafter, although the final form of Regulation B and the date of its effectiveness are still subject to change. At this time, we do not believe that these push-out rules as adopted or as currently proposed will have a significant impact on our business as currently conducted in the United States.

USA PATRIOT Act. The USA PATRIOT Act of 2001 substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extraterritorial jurisdiction of the United States. Failure of a financial institution to comply with the USA PATRIOT Act's requirements could have serious legal and reputational consequences for the institution.

C. Organizational Structure

The following chart presents our basic corporate structure:

                                  [FLOW CHART]



Mitsubishi Tokyo Financial Group, Inc. is the sole shareholder of us and Mitsubishi Trust Bank. The other subsidiaries and affiliated companies of Mitsubishi Tokyo Financial Group, Inc. are held indirectly under us and Mitsubishi Trust Bank. In April 2004, Mitsubishi Tokyo Financial Group, Inc. acquired a 13% ownership interest in ACOM and following this transaction, Mitsubishi Tokyo Financial Group, Inc. and its subsidiaries hold shares representing 15% of the voting rights in ACOM.

For information on the proposed management integration between Mitsubishi Tokyo Financial Group, Inc. and its subsidiaries, including us, and UFJ Holdings and its subsidiaries, see "Item 5.A. Operating and Financial Review and Prospects--Recent Developments--Basic Agreement Regarding the Management Integration of Mitsubishi Tokyo Financial Group and the UFJ Group."

Set forth below is a list of our significant subsidiaries at March 31, 2004.

                                                                      Proportion of  Proportion
                                                        Country of      ownership    of voting
Name                                                   incorporation  interest (%)  interest (%)
----                                                   -------------- ------------- ------------
Mitsubishi Securities Co., Ltd........................     Japan          54.11         53.76
DC Card Co., Ltd......................................     Japan          41.30         41.30
Tokyo-Mitsubishi Asset Management Ltd.................     Japan          51.39         51.39
Mitsubishi Tokyo Wealth Management Securities, Ltd....     Japan         100.00        100.00
The Diamond Factors Limited...........................     Japan          75.83         75.83
The Diamond Home Credit Company Limited...............     Japan          99.66         99.66
BOT Lease Co., Ltd....................................     Japan          16.06         16.06
UnionBanCal Corporation............................... United States      62.20         62.20
Union Bank of California, N.A......................... United States      62.20         62.20
Bank of Tokyo-Mitsubishi Trust Company................ United States     100.00        100.00
Tokyo-Mitsubishi International plc/(1)/............... United Kingdom    100.00        100.00
Mitsubishi Tokyo Wealth Management (Switzerland), Ltd.  Switzerland       90.00         90.00

--------
(1) On July 5, 2004, Tokyo-Mitsubishi International plc changed its name to "Mitsubishi Securities International plc."

D. Property, Plants and Equipment

The following table presents our premises and equipment at cost as of March 31, 2003 and 2004:

                                                 At March 31
                                        -----------------------------
                                             2003           2004
                                        -------------- --------------
                                                (in millions)
          Land......................... (Yen)  112,808 (Yen)   96,802
          Buildings....................        320,808        319,088
          Equipment and furniture......        435,973        394,419
          Leasehold improvements.......        215,822        205,538
          Construction in progress.....         12,057          4,136
                                        -------------- --------------
             Total.....................      1,097,468      1,019,983
          Less accumulated depreciation        611,903        585,460
                                        -------------- --------------
          Premises and equipment--net.. (Yen)  485,565 (Yen)  434,523
                                        ============== ==============

Our head office is located at 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, and comprises 1,326,000 square meters of office space. At March 31, 2004, we conducted our banking operations either in our owned premises or in leased properties.

The following table presents the areas and book values of our material office and other properties at March 31, 2004:

                                       Area               Book value
                           ----------------------------- -------------
                           (in thousands of square feet) (in millions)
          Owned land......             7,443             (Yen) 96,802
          Leased land.....             1,151                       --
          Owned buildings.            13,980                  133,708
          Leased buildings             7,699                       --

Our owned land and buildings are primarily used by our branches. Most of the buildings and land owned by us are free from material encumbrances, except as described below.

In March 1999, we sold a 50% undivided interest in each of our head office land and building and our main office land and building and, at the same time, we entered into an agreement to lease back from the buyer the 50% undivided interests of the buildings sold for a period of seven years. We accounted for these transactions as financing arrangements.

During the fiscal year ended March 31, 2004, we invested approximately
(Yen)42.6 billion in our subsidiaries primarily for office renovations and purchases of furniture and equipment.

Item 5. Operating and Financial Review and Prospects.

The following discussion and analysis should be read in conjunction with "Item 3.A. Key Information--Selected Financial Data" and our consolidated financial statements and related notes included elsewhere in this Annual Report.

                                                                                      Page
Roadmap to Reading the Discussion of Our Operating and Financial Review and Prospects ----

       A. Operating Results..........................................................  39

        Executive Summary............................................................  39

        Recent Developments..........................................................  40

        Business Environment.........................................................  42

        Critical Accounting Estimates................................................  43

        Accounting Changes...........................................................  47

        Recently Issued Accounting Pronouncements....................................  49

        Results of Operations........................................................  50

        Business Segment Analysis....................................................  61

        Geographic Segment Analysis..................................................  67

       Effect of the Change in Exchange Rates on Foreign Currency Translation........  68

       B. Liquidity and Capital Resources............................................  69.

        Financial Condition..........................................................  69

        Capital Adequacy.............................................................  84

        Off-balance-sheet Arrangements...............................................  87

        Contractual Cash Obligations.................................................  90

        Non-exchange Traded Contracts Accounted for at Fair Value....................  90

       C. Research and Development, Patents and Licenses, etc........................  91.

       D. Trend Information..........................................................  91.

       E. Off-balance-sheet Arrangements.............................................  91.

       F. Tabular Disclosure of Contractual Obligations..............................  91.

       G. Safe Harbor................................................................  91.

A. Operating Results

Executive Summary

We are a wholly owned subsidiary of Mitsubishi Tokyo Financial Group, Inc. We engage in a broad range of financial operations, including commercial banking, investment banking, asset management and securities-related businesses, and provide related services to individual and corporate customers. The financial services industry and the global financial markets are influenced by many unpredictable factors, including economic conditions, monetary policy, international political events, liquidity in global markets and regulatory developments. Our operations are significantly affected by external factors, such as the level and volatility of interest rates, currency exchange rates, stock and real estate markets and other economic and market conditions. In addition, we hold a significant number of shares in some of our customers for strategic purposes, in particular to maintain long-term relationships. These shareholdings expose us to a risk of losses resulting from a decline in their market prices. Accordingly, our results of operations may vary significantly from period to period because of unpredictable events, including unexpected failures of large corporate borrowers, defaults in emerging markets and market volatility.

As the Japanese and overseas economies recovered generally in the fiscal year ended March 31, 2004, we achieved net income of (Yen)537.6 billion, an increase of 116% compared to the previous fiscal year. Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle for the fiscal year ended March 31, 2004 was (Yen)871.8 billion, an increase of 201% compared to the previous fiscal year. These improvements were mainly due to a reversal of allowance for credit losses and an increase in non-interest income.

The reversal of allowance for credit losses was mainly due to an improvement in our loan portfolio as evidenced by the reduction in our nonperforming loans. The increase in non-interest income was primarily attributable to an increase in net foreign exchange gains reflecting the appreciation of the yen against foreign currencies, and an increase in net investment securities gains mainly due to the improvement in the Japanese stock market. These increases were partially offset by a decrease in net trading account profits, primarily due to the rise in long-term interest rates in Japan.

These favorable changes were partially offset by a decrease in net interest income primarily due to a decline in the average interest rate spread.

Recent Developments

Basic Agreement Regarding the Management Integration of Mitsubishi Tokyo Financial Group and the UFJ Group

On August 12, 2004, Mitsubishi Tokyo Financial Group, Inc., UFJ Holdings, we, UFJ Bank, Mitsubishi Trust Bank, UFJ Trust Bank Limited, Mitsubishi Securities, and UFJ Tsubasa Securities Co., Ltd., concluded a basic agreement with regard to the management integration of the holding companies, banks, trust banks and securities companies of the two groups. The management integration is subject to the approval of the shareholders and the relevant authorities. The integration of the two groups' holding companies, banks, trust banks and securities companies is targeted for completion by October 1, 2005.

The respective merger or other integration ratios for the holding companies, banks, trust banks and securities companies will be decided on the basis of forthcoming discussions considering rational assessments, including valuation reports by outside institutions. The organization, capital, specific integration procedures and other matters regarding the new holding company, new bank, new trust bank and new securities company will be decided on the basis of forthcoming discussions.

On September 17, 2004, Mitsubishi Tokyo Financial Group, Inc. purchased 3.5 billion class E preferred shares issued by UFJ Bank for (Yen)700 billion. This capital injection to UFJ Bank is part of the proposed management integration between Mitsubishi Tokyo Financial Group and the UFJ Group as outlined in the basic agreement between the two groups announced on August 12, 2004. The preferred shares issued by UFJ Bank are non-voting shares but convertible into voting preferred shares of UFJ Bank at any time subject to the restrictions in the separate agreement described below. The investment is based on the assumption that the management integration of the two groups will proceed, and is intended to maximize the benefits of the management integration.

On September 10, 2004, Mitsubishi Tokyo Financial Group, Inc., UFJ Holdings and UFJ Bank also entered into a separate agreement setting forth (1) restrictions on Mitsubishi Tokyo Financial Group, Inc.'s rights to convert the non-voting preferred shares into voting preferred shares, (2) restrictions on Mitsubishi Tokyo Financial Group, Inc.'s ability to transfer the preferred shares, and (3) Mitsubishi Tokyo Financial Group, Inc.'s put option and UFJ Holdings' call option relating to the preferred shares.

For more information, see "Item 3.D. Risk Factors--Risks Related to Our Business--The proposed management integration with UFJ Bank Limited and its subsidiaries may be delayed, materially altered or abandoned. In addition, we may have difficulty integrating the operations of UFJ Bank."

Introduction of Mitsubishi Tokyo Financial Group's Integrated Business Groups

Effective April 1, 2004, Mitsubishi Tokyo Financial Group, Inc., together with we and Mitsubishi Trust Bank, implemented a new integrated business group system, which combines our operations with Mitsubishi Trust Bank in the following three areas--Retail, Corporate, and Trust Assets. Although this new measure did not change the legal entities in Mitsubishi Tokyo Financial Group, Inc. and its banking subsidiaries including us, it is intended to create more synergies by making the collaboration between us and Mitsubishi Trust Bank more effective and efficient.

Since the introduction was made subsequent to March 31, 2004, we did not reclassify the business segment information for the fiscal years ended March 31, 2002, 2003 and 2004 to reflect this system in this Annual Report. For further information regarding our integrated business groups, see "Item 4.B. Business Overview."

Strategic Business and Capital Alliance between Mitsubishi Tokyo Financial Group and ACOM

Mitsubishi Tokyo Financial Group, Inc., and ACOM, a consumer finance company, reached an agreement on March 23, 2004 with respect to a strategic business and capital alliance in retail financial services. The main elements of the business alliance will be undertaken by ACOM and us. As part of the capital alliance, Mitsubishi Tokyo Financial Group, Inc. acquired approximately 20.7 million ACOM shares for (Yen)137.9 billion in April 2004. As a consequence of this acquisition, Mitsubishi Tokyo Financial Group, Inc. and its subsidiaries own shares representing 15% of the voting rights in ACOM.

Legal Proceedings for Local Taxes

In October 2003, a number of banks, including us, entered into a settlement-at-court with the Tokyo Metropolitan Government and the Tokyo Governor and withdrew their complaints regarding the Tokyo Metropolitan Government's local tax on large banks. The settlement included (a) a revision of the applicable tax rate to 0.9% from 3.0%, effective retroactive to the date of the enactment of the local tax in the fiscal year ended March 31, 2001 and
(b) a refund representing the difference between the amount already paid by the banks and the amount computed based on the newly enacted rate plus accrued interest. As a result of this settlement, we received an aggregate tax refund plus accrued interest amounting to (Yen)32.1 billion.

Business Revitalization Plan of Mitsubishi Motors

On May 21, 2004, Mitsubishi Motors Corporation, or Mitsubishi Motors, announced a business revitalization plan under which it aims to achieve positive ordinary profit in the fiscal year ending March 2006 through sweeping business reforms. At the request of Mitsubishi Motors, we, along with Mitsubishi Trust Bank, Mitsubishi Heavy Industries, Ltd., Mitsubishi Corporation and other corporations, decided to subscribe to a private placement of preferred shares with the view to helping Mitsubishi Motors achieve the goals of its business revitalization plan. As a result, we purchased an aggregate of (Yen)40 billion of preferred shares and also conducted a debt-for-equity swap relating to
(Yen)90 billion aggregate principal amount of loans previously extended to Mitsubishi Motors. For further information regarding our transactions with Mitsubishi Motors, see note 32 to our consolidated financial statements.

Acquisition of Diamond Computer Service by Mitsubishi Tokyo Financial Group,
Inc.

On August 26, 2004, Mitsubishi Tokyo Financial Group, Inc. announced that Diamond Computer Service, Co. Ltd., currently our equity method investee, will become its wholly owned subsidiary by December 22, 2004 through a share exchange. The transaction is subject to approval by Diamond Computer Service's shareholders, including us, and the relevant authorities.

Further Integration of Investment Banking and Securities Businesses

After the creation of Mitsubishi Securities, we have been consolidating most of our securities business and various areas of our investment banking business, such as mergers and acquisitions, derivatives, corporate advisory and securitization operations that were previously conducted through our investment banking and asset management business unit, into Mitsubishi Securities.

To further integrate our investment banking and securities businesses, our securities subsidiaries located in the United States, Hong Kong and Singapore were transferred to Mitsubishi Securities during the fiscal year ended March 31, 2004.

In addition, Tokyo-Mitsubishi International plc, our securities subsidiary located in the United Kingdom, was transferred to Mitsubishi Securities in July 2004 and subsequently renamed Mitsubishi Securities International plc.

Planned Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities

In June 2003, we submitted to the government an application to transfer the obligation to pay benefits for future employee services related to the substitutional portion in defined benefit pension plans established under the Japanese Welfare Pension Insurance Law, and the application was approved by the government in August 2003. Since the approval, we have been making pension insurance payments to the government and the government has assumed the benefit obligations arising from future employee services. To complete the entire separation process, in August 2004 we made another application for transfer to the government of the remaining substitutional portion related to the benefit obligation for past services. Upon the approval of the second application, we will transfer to a government agency our remaining substitutional obligation and related pension plan assets, which amount will be determined pursuant to a government formula, and in exchange will be released from paying the remaining substitutional portion of the benefits to our employees. For more detailed information of the transfer of pension fund liabilities, see "Item 5.B. Liquidity and Capital Resources--Financial Condition--Severance Indemnities and Pension Liabilities."

Dissolution of Mortgage Securities Subsidiary

In the fiscal year ended March 31, 2004, we completed the liquidation process of our domestic mortgage securities subsidiary, The Diamond Mortgage Co., Ltd. The dissolution was due to the adverse business environment for the domestic mortgage securities business. For further information regarding our discontinued operations, see note 2 to our consolidated financial statements.

Business Environment

We engage in a wide range of financial operations, including commercial banking, investment banking, asset management and securities-related businesses, and provide related services to individual and corporate customers around the world. Our results of operations and financial condition are exposed to changes in various external economic factors, including:

..   General economic conditions;

..   Interest rates;

..   Currency exchange rates; and

..   Stock and real estate prices.

Economic Environment in Japan

The Japanese economy, our primary operating area, recently entered into a recovery phase mainly due to an increase in exports and capital spending, as well as improvements in employment and wages. The real gross domestic product growth rate for the fiscal year ended March 31, 2004 was 3.2%, compared to a 1.2% decline for the fiscal year ended March 31, 2002, and a 1.1% increase for the fiscal year ended March 31, 2003.

With respect to interest rates, short-term interest rates remained at near zero percent as the Bank of Japan continued its policy to provide ample liquidity in the money markets. The yield on 10-year government bonds, used as a benchmark for long-term interest rates, started in April 2003 at around 0.7%, reached a record low of around 0.5% in June 2003, and finished in March 2004 at around 1.4%. As of mid-September 2004, the yield was around 1.5%.

There was a significant recovery in stock prices, as exemplified by an approximately 47% increase in the Nikkei Stock Average, an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, from (Yen)7,972.71 at March 31, 2003 to (Yen)11,715.39 at March 31, 2004. In addition, the Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, rose approximately 50% from 788.00 at March 31, 2003 to 1,179.23 at March 31, 2004. As of mid-September 2004, the Nikkei Stock Average was around (Yen)11,200, and the TOPIX was around 1,100.

In the foreign exchange markets, the value of the yen against the U.S. dollar generally appreciated during the fiscal year ended March 31, 2004. See "Item 3.
A. Key Information--Selected Financial Data--Exchange Rate Information" for the historical noon buying rates of the Federal Reserve Bank of New York.

Land prices in Japan continued to decline during the fiscal year ended March 31, 2004, but the extent of the decline was smaller than the previous fiscal year. Based on the average government-set official land prices as of January 1, 2004, nationwide residential land prices declined 5.7%, compared to a 5.8% decline in the previous fiscal year, and nationwide land prices for commercial properties declined 7.4%, compared to a 8.0% decline in the previous fiscal year.

The number of corporate bankruptcy filings during the fiscal year ended March 31, 2004 was around 15,000, representing a 17% decline compared to the previous fiscal year.

International Financial Markets

In the beginning of the fiscal year ended March 31, 2004, the growth of overseas economies slowed down due to the war in Iraq and the outbreak of the SARS epidemic. However, overseas economies moved toward recovery later in the fiscal year, particularly in the United States where a large-scale tax reduction was implemented, and in the People's Republic of China where domestic demand continued to increase.

In the United States, the 10-year U.S. treasury note, a benchmark for long-term interest rates, started at around 3.9% in April 2003 and finished at around 3.8% in March 2004. As of mid-September 2004, the yield was around 4.2%. The U.S. Federal Reserve decreased its target for the federal funds rate by 25 basis points to 1.00% in June 2003. Subsequent to March 31, 2004, the Federal Reserve raised its target for the federal funds rate by 25 basis points respectively in June, August and September 2004 to 1.75%.

In the EU, the European Central Bank decreased its policy rate (refinancing rate) by 0.50% to 2.00% in June 2003.

Critical Accounting Estimates

Our financial statements are prepared in accordance with US GAAP. Many of the accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities.

The accounting policies are fundamental to understanding our operating and financial review and prospects. The notes to our consolidated financial statements provide a summary of our significant accounting policies. The following is a summary of the critical accounting estimates.

Allowance for Credit Losses

The allowance for credit losses represents management's estimate of probable losses in our loan portfolio. The evaluation process involves a number of estimates and judgments. The allowance is based on two principles of accounting: (1) Statement of Financial Accounting Standards, or SFAS, No. 5, "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and can be estimated; and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures," which require that losses be accrued based on the difference between the present value of expected future cash flows discounted at the loan's effective interest rate, the fair value of collateral or the loan's value that is observable in the secondary market and the loan balance.

Our allowance for credit losses consists of an allocated allowance and an unallocated allowance. The allocated allowance comprises (a) the allowance for specifically identified problem loans, (b) the allowance for large groups of smaller balance homogeneous loans, (c) the allowance for loans exposed to specific country risk and (d) the formula allowance. Both the allowance for loans exposed to specific country risk and formula allowance are provided to performing loans, that are not subject to either the allowance for specifically identified problem loans or the allowance for large groups of smaller balance homogeneous loans.

The allowance for loans exposed to specific country risk covers transfer risk which is not specifically covered by other types of allowance. Each of these components is determined based upon estimates that can and do change when actual events occur. The allowance for specifically identified problem loans, which represent large-balance, non-homogeneous loans that have been individually determined to be impaired, uses various techniques to arrive at an estimate of loss. Historical loss information, discounted cash flows, fair value of collateral and secondary market information are all used to estimate those losses.

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

The formula allowance uses a model based on historical losses as an indicator of future probable losses and as a result could differ from losses incurred in the future. However, since this history is updated with the most recent loss information, the differences that might otherwise occur are mitigated.

Our actual losses could be more or less than the estimates. The unallocated allowance captures losses that are attributable to various economic events, industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in the allocated allowance. For further information regarding our allowance for credit losses, see "Item 5.B. Liquidity and Capital Resources--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans."

In addition to the allowance for credit losses on our loan portfolio, we maintain an allowance for credit losses on off-balance-sheet credit instruments, including commitments to extend credit, a variety of guarantees and standby letters of credit. Such allowance is included in other liabilities. With regard to the allocated allowance for specifically identified credit exposure and the allocated formula allowance, we apply the same methodology that we use in determining the allowance for loan credit losses.

To the extent that actual losses differ from management's estimates, additional provisions for credit losses may be required that would adversely impact our operating results and financial condition in future periods.

Impairment of Investment Securities

US GAAP requires the recognition in earnings of an impairment loss on investment securities for a decline in fair value that is other than temporary. Determinations of whether a decline is other than temporary often involves estimating the outcome of future events. Management judgment is required in determining whether factors exist that indicate that an impairment loss has been incurred at the balance sheet date. These judgments are based on subjective as well as objective factors. We conduct a review semi-annually to identify and evaluate investment securities that have indications of possible impairment.

Debt and marketable equity securities. In determining whether a decline in fair value is other than temporary for a particular security, indicators of an other-than-temporary decline for both debt and marketable equity securities include the extent of decline in fair value below cost and the length of time that the decline has continued. If a decline in fair value is 20% or more or a decline in fair value has continued for six months or more, we generally deem such decline as an indicator of other-than-temporary decline. We also consider the financial condition and near-term prospects of issuers primarily based on the credit standing of the issuers as determined by our credit rating system.

Prior to the fiscal year ended March 31, 2004, we did not take the lengths of time that a decline continued into consideration with respect to debt securities because a substantial majority of our investments in debt securities are in high-grade fixed-rate bonds, including sovereign bonds such as U.S. treasury bonds, and we generally had the intent to hold such investments for a period longer than that inherent in cyclical short-term market price fluctuations due to market interest rate and foreign exchange rate changes. However, in light of the recent decline in the bond market, which made it difficult for us to hold debt securities for a period longer than that necessary for recovery, during the fiscal year ended March 31, 2004, we determined that the length of period that a decline in fair value continued should be considered in identifying other-than temporary decline in fair value of debt securities. The aggregate amount of unrealized losses at March 31, 2004 that we determined to be temporary was (Yen)24,475 million.

The determination of other-than-temporary impairment for certain securities held by UnionBanCal Corporation, our U.S. subsidiary, which primarily consists of securities backed by the full faith and credit of the U.S. government and corporate asset-backed and debt securities, are made on the basis of a cash flow analysis of securities and/or the ability of UnionBanCal Corporation to hold such securities to maturity.

Non-marketable equity securities. We consider the credit standing of issuers and the extent of decline in net assets of issuers to determine whether the decline is other than temporary. When we determine that the decline is other than temporary, non-marketable equity securities are written down to our share of the amount of the issuer's net assets, which approximates fair value.

The markets for equity securities and debt securities are inherently volatile, and the values of both types of securities have fluctuated significantly in recent years. Accordingly, our assessment of potential impairment involves risks and uncertainties depending on the market condition. If we later conclude that a decline is other than temporary, the impairment loss may significantly affect our operating results and financial condition in future periods.

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

At March 31, 2004, we had operating loss carryforwards of (Yen)1,299.0 billion. Future realization of the tax benefit of the carryforwards or existing deductible temporary differences ultimately depends on the existence of sufficient taxable income in future periods. Based on our estimates of future taxable income, we recognized a valuation allowance for a portion of the operating loss carryforwards.

Because the establishment of the valuation allowance is an inherently uncertain process involving estimates, currently established allowance may not be sufficient. If the estimated allowance is not sufficient, we will incur additional deferred tax expenses, which could materially affect our operating results and financial condition in future periods.

Accounting for Goodwill

US GAAP requires us to test goodwill for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit of our business, which is to be compared with the carrying amount of the unit, to identify potential impairment of goodwill. The fair value of a reporting unit is defined as the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Since an observable quoted market price for units is not always available, the estimate of fair value is based on the best information available, including prices for comparable units and the results of using other valuation techniques including the present value technique, which requires an estimate of future cash flows and other assumptions. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss. This test requires comparison of the implied fair value of the unit's goodwill with the carrying amount of that goodwill. The estimate of the implied fair value of the reporting unit's goodwill requires us to allocate the fair value of a reporting unit to all of the assets and liabilities of that unit, including unrecognized intangible assets, if any, since the implied fair value is determined as the excess of the fair value of a reporting unit over the net amounts assigned to its assets and liabilities in the allocation. Accordingly, the second step of the impairment test also requires an estimate of the fair value of individual assets and liabilities, including any unrecognized intangible assets that belong to that unit. At March 31, 2004, we had goodwill of (Yen)26,910 million.

Accrued Severance Indemnities and Pension Liabilities

We have defined benefit retirement plans, including lump-sum severance indemnities and pension plans, which cover substantially all of our employees. Severance indemnities and pension costs are calculated based upon a number of actuarial assumptions, including discount rates, expected long-term rates of return on our plan assets and rates of increase in future compensation levels. In accordance with US GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods, and affect our recognized net periodic pension costs and accrued severance indemnities and pension obligations in future periods. We had an unrecognized net actuarial loss for domestic severance indemnities and pension plans of (Yen)300.8 billion at March 31, 2004. Differences in actual experience or changes in assumptions may affect our financial condition and operating results in future periods.

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

Accounting Changes

Variable Interest Entities--In January 2003, the Financial Accounting Standards Board, or the FASB, issued FASB Interpretation, or FIN, No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." FIN No. 46 addresses consolidation by business enterprises of variable interest entities, or VIEs. The consolidation requirements of FIN No. 46 applied immediately to VIEs created after January 31, 2003. The consolidation requirements applied to older entities in the first fiscal year or interim period beginning after June 15, 2003.

In December 2003, the FASB issued FIN No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," or FIN No. 46R. FIN No. 46R modifies FIN No. 46 in certain respects including the scope exception, the definition of VIEs, and other factors that would affect the determination of VIEs and primary beneficiaries that consolidate VIEs. FIN No. 46R applies to VIEs created before February 1, 2003 no later than the end of the first reporting period that ends after March 15, 2004, and to all special purpose entities no later than the first reporting period that ends after December 15, 2003. Subsequent to the issuance of FIN No. 46R, the SEC's Chief Accountant confirmed in a letter to the American Institute of Certified Public Accountants, or AICPA, dated March 3, 2004 that the SEC staff will not object to the conclusion that FIN No. 46R need not be applied at a date earlier than the original FIN 46 and that the reporting period in respect of which a foreign private issuer would be required to apply FIN No. 46R would depend on the entity's year-end and frequency of interim reporting. In accordance with the letter, we intend to adopt FIN No. 46R for the fiscal year ending March 31, 2005. See note 24 to our consolidated financial statements for further discussion on the VIEs in which we hold variable interests.

Accounting for Asset Retirement Obligation--Effective April 1, 2003, we adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses the financial accounting and reporting of obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to the legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset. A legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract, or by legal construction of a contract under the doctrine of promissory estoppel. The adoption of SFAS No. 143 did not have a material impact on our financial position or results of operations.

Certain Financial Instruments with Characteristics of both Liabilities and Equity--In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, which is our fiscal year ending March 31, 2005. On November 7, 2003, FASB Staff Position No. 150-3, "Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," delayed the effective date of certain provisions of SFAS No. 150 for certain mandatorily redeemable noncontrolling interests.

We are not a party to any financial instruments entered into or modified after May 31, 2003, to which SFAS No. 150 must be applied immediately, but we have not completed evaluating the impact of the adoption of SFAS No. 150 to other instruments. Accordingly, we cannot currently reasonably estimate the ultimate impact of SFAS No. 150 on our financial position or results of operations.

Disclosure about pension and other postretirement benefit--In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106," or SFAS No. 132R, which replaces existing FASB disclosure requirements for pensions. SFAS No. 132R requires disclosure of more details about plan assets, benefit obligations, cash flows, benefit costs and other relevant information. SFAS No. 132R is generally effective for the fiscal years ended after December 15, 2003, and for interim periods beginning after December 15, 2003. See note 15 to our consolidated financial statements for the required disclosure.

Impairment of securities investments--In November 2003, the FASB Emerging Issues Task Force, or the EITF, reached a consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," or EITF 03-1. EITF 03-1 requires certain additional quantitative and qualitative disclosures in addition to the disclosures already required by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The new disclosure requirements are applied to financial statements for the fiscal years ended after December 15, 2003. See note 4 to our consolidated financial statements for the required disclosure. In March 2004, the EITF also reached a consensus on additional accounting guidance for other-than-temporary impairments, which requires an evaluation and recognition of other-than-temporary impairment by a three-step impairment test. The guidance should be applied for reporting periods beginning after June 15, 2004. We have not completed the determination as to the effect of the guidance on our financial position or results of operations.

Guarantor's Accounting and Disclosure Requirements for Guarantees--Effective January 1, 2003, we adopted the initial recognition and measurement provisions of FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34," which requires that, for guarantees within the scope of FIN No. 45 issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be recognized. The adoption of FIN No. 45 did not have a material impact on our financial position or results of operations.

Costs Associated with Exit or Disposal Activities--In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The adoption of SFAS No. 146 did not have a material impact on our financial position or results of operations.

Goodwill and Other Intangible Assets--Effective April 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill, formerly amortized over its useful life, no longer be amortized and be tested for impairment at least annually. Further, SFAS No. 142 requires that intangible assets that have finite useful lives will continue to be amortized over their useful lives while intangible assets with indefinite lives will no longer be amortized and are subject to impairment testing at least annually.

We performed the required transitional impairment tests of goodwill and intangible assets with indefinite lives upon adoption of SFAS No. 142. The initial adoption resulted in a cumulative adjustment charge to earnings of
(Yen)532 million for the fiscal year ended March 31, 2003.

Derivative Instruments and Hedging Activities--In April 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 requires that all derivatives, whether designated as a hedge or not, be recorded on the balance sheet at fair value. SFAS No. 133 also requires that derivative instruments used to hedge be identified specifically to assets, liabilities, firm commitments or anticipated transactions and be expected to remain effective throughout the life of the hedge. Derivative instruments that do not qualify as either a fair value hedge or cash flow hedge are valued at fair value and classified as trading account assets or liabilities with the resultant gain or loss recognized in current earnings. The cumulative effect of the change in accounting principle, net of tax, was to increase net income by (Yen)5,867 million and other changes in equity from nonowner sources by (Yen)1,257 million, respectively, for the fiscal year ended March 31, 2002.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, (2) clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows, (3) amends the definition of underlyings, one of the components of the three characteristics of a derivative instrument, to include the occurrence or non-occurrence of a specified event such as a scheduled payment under a contract, and (4) amends certain other existing pronouncements, in particular, those related to the scope of instruments that are subject to the requirements of SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our financial position or results of operations.

Recently Issued Accounting Pronouncements

Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities--In January 2003, the EITF reached a consensus on Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," or EITF 03-2, which was ratified by the FASB in February 2003. EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an employee pension fund and requires employers to account for the entire separation process of a substitutional portion from an entire plan upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. It also requires that the difference between the fair value of the obligation and the assets required to be transferred to the government, if any, should be accounted for as a subsidy from the government, separately from gain or loss on settlement of the substitutional portion of the obligation, upon completion of the transfer.

As noted in "--Recent Developments--Planned Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," in June 2003, we submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved in August 2003. To complete the entire separation process, in August 2004, we made another application for transfer to the government of the remaining substitutional portion, but the timing of the approval is not known yet. Upon completion of the separation, the substitutional obligation and related plan assets will be transferred to a government agency, and we will be released from paying the substitutional portion of the benefits to our employees. The impact on our consolidated financial statements of the transfer accounted for in accordance with EITF 03-2 is not known and cannot be reasonably estimated until the completion of the transfer.

Loans and Debt Securities Acquired in a Transfer--In December 2003, the AICPA issued Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer," or SOP 03-3, which supersedes AICPA Practice Bulletin 6, "Amortization of Discounts on Certain Acquired Loans" and addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least, in part, to credit quality. SOP 03-3 limits accretable yield to the excess of the investor's estimate of undiscounted cash flows over the investor's initial investment in the loan and prohibits the recognition of the non-accretable difference. Under SOP 03-3, subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan's yield over its remaining life while any decreases in cash flows expected to be collected should be recognized as impairments. SOP 03-3 also provides guidance with regard to presentation and disclosures.

SOP 03-3 is effective for loans acquired in the fiscal years beginning after December 15, 2004. We have not completed our assessment of the impact of SOP 03-3 on our financial position or results of operations.

Results of Operations

The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2002, 2003 and 2004:

                                                                                    Fiscal years ended March 31,
                                                                              ----------------------------------------
                                                                                  2002          2003          2004
                                                                              ------------  ------------  ------------
                                                                                            (in billions)
Interest income.............................................................. (Yen)1,668.0  (Yen)1,260.7  (Yen)1,120.2
Interest expense.............................................................        782.3         435.1         338.9
                                                                              ------------  ------------  ------------
Net interest income..........................................................        885.7         825.6         781.3
                                                                              ------------  ------------  ------------
Provision (credit) for credit losses.........................................        466.9         287.3        (142.4)
Non-interest income..........................................................        313.1         724.6         983.1
Non-interest expense.........................................................        948.2         973.3       1,035.0
                                                                              ------------  ------------  ------------
Income (loss) from continuing operations before income tax expense (benefit)
  and cumulative effect of a change in accounting principle..................       (216.3)        289.6         871.8
Income tax expense (benefit).................................................        (76.5)         50.5         333.6
                                                                              ------------  ------------  ------------
Income (loss) from continuing operations before cumulative effect of a change
  in accounting principle....................................................       (139.8)        239.1         538.2
Income (loss) from discontinued operations--net..............................          1.2          10.4          (0.6)
Cumulative effect of a change in accounting principle, net of tax............          5.9          (0.5)           --
                                                                              ------------  ------------  ------------
Net income (loss)............................................................ (Yen) (132.7) (Yen)  249.0  (Yen)  537.6
                                                                              ============  ============  ============

We reported net income of (Yen) 537.6 billion for the fiscal year ended March 31, 2004, compared to net income of (Yen)249.0 billion for the fiscal year ended March 31, 2003. Our basic earnings per common share (net income available to common shareholders) for the fiscal year ended March 31, 2004 was
(Yen)105.10 compared to an earnings per share of (Yen)52.49 for the fiscal year ended March 31, 2003. Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle for the fiscal year ended March 31, 2004 was (Yen)871.8 billion, compared with
(Yen)289.6 billion for the fiscal year ended March 31, 2003. The changes in our operating results were primarily attributable to the following:

..   The reversal of allowance for credit losses of (Yen)142.4 billion was recorded for the fiscal year ended March 31, 2004, compared with provision for credit losses of (Yen)287.3 billion for the fiscal year ended March 31, 2003. The reversal of allowance for credit losses was due mainly to improvement of our loan portfolio as evidenced by the reduction in our nonperforming and impaired loans through various measures, including the disposal of nonperforming loans, and improving credit status of borrowers in Japan in general as evidenced by the decreased number of bankruptcy filings during the fiscal year ended March 31, 2004.

..   Non-interest income increased (Yen)258.5 billion from (Yen)724.6 billion for the fiscal year ended March 31, 2003 to (Yen)983.1 billion for the fiscal year ended March 31, 2004. This increase was primarily attributable to an increase of (Yen)248.0 billion in net foreign exchange gains reflecting the appreciation of the yen against foreign currencies, and an increase of (Yen)64.0 billion in net investment securities gains mainly due to the improvement in the Japanese stock market. Refund of local taxes by the Tokyo Metropolitan Government also contributed to the increase in non-interest income. These increases were partially offset by a decrease of
    (Yen)156.4 billion in net trading account profits, primarily due to the rise in long-term interest rates in Japan.

These favorable changes were partially offset by a decrease of (Yen)44.3 billion in net interest income due primarily to a decline in the average interest rate spread.

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

Our net interest income for the fiscal years ended March 31, 2002, 2003 and 2004 were not materially affected by gains or losses resulting from derivative financial instruments used for hedging purposes.

The following is a summary of the interest rate spread for the fiscal years ended March 31, 2002, 2003 and 2004:

                                             Fiscal years ended March 31,
                           ----------------------------------------------------------------
                                   2002                  2003                  2004
                           --------------------  --------------------  --------------------
                              Average    Average    Average    Average    Average    Average
                              balance     rate      balance     rate      balance     rate
                           ------------- ------- ------------- ------- ------------- -------
                                           (in billions, except percentages)
Interest-earning assets:
   Domestic............... (Yen)46,512.1  1.42%  (Yen)49,643.3  1.21%  (Yen)54,930.7  1.07%
   Foreign................      21,316.2  4.72        18,686.8  3.53        17,660.7  3.02
                           -------------         -------------         -------------
       Total.............. (Yen)67,828.3  2.46%  (Yen)68,330.1  1.84%  (Yen)72,591.4  1.54%
                           =============         =============         =============
Financed by:
Interest-bearing funds:
   Domestic............... (Yen)46,979.4  0.52%  (Yen)50,100.6  0.34%  (Yen)55,267.0  0.30%
   Foreign................      15,183.8  3.53        12,286.4  2.17        11,874.3  1.45
                           -------------         -------------         -------------
       Total..............      62,163.2  1.26        62,387.0  0.70        67,141.3  0.50
Non-interest-bearing funds       5,665.1    --         5,943.1    --         5,450.1    --
                           -------------         -------------         -------------
       Total.............. (Yen)67,828.3  1.15%  (Yen)68,330.1  0.63%  (Yen)72,591.4  0.46%
                           =============         =============         =============
Spread on:
   Interest-bearing funds.                1.20%                 1.14%                 1.04%
   Total funds............                1.31%                 1.21%                 1.08%

   Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Net interest income for the fiscal year ended March 31, 2004 was (Yen)781.3 billion, a decrease of (Yen)44.3 billion, or 5.4%, from (Yen)825.6 billion for the fiscal year ended March 31, 2003. This decrease was due primarily to a decline in the average interest rate spread. In addition, a decrease in average foreign loans, which earn relatively higher yields, contributed to the decrease in net interest income.

The average interest rate spread decreased 10 basis points from 1.14% for the fiscal year ended March 31, 2003 to 1.04% for the fiscal year ended March 31, 2004. The average rate of both the foreign interest-earning assets and foreign interest-bearing liabilities declined during the fiscal year ended March 31, 2004, primarily due to the decline in short-term interest rates in most foreign markets. Since the average balance of foreign interest-earning assets for the fiscal year ended March 31, 2004 was about 1.49 times larger than the average balance of foreign interest-bearing liabilities for the same period, the decline in the average rate had a negative effect on our net interest income.

Net interest income as a percentage of average total interest-earning assets decreased 13 basis points from 1.21% for the fiscal year ended March 31, 2003 to 1.08% for the fiscal year ended March 31, 2004.

The increase in average interest-earning assets for the fiscal year ended March 31, 2004 was primarily attributable to increases in average trading account assets, average investment securities and average call loans, funds sold, and receivables under resale agreements and securities borrowing transactions, which yield relatively low rate of interest income. These increases were partially offset by decreases in average interest-earning deposits and average loans, which yield relatively high rate of interest income. The shift in investment from relatively high yielding assets to low yielding assets more than offset an increase in average interest-earning assets and had a negative impact on interest income.

The increase in average interest-bearing liabilities for the fiscal year ended March 31, 2004 primarily reflected an increase in average call money, funds purchased, and payables under repurchase agreements and securities lending transactions, average deposits and average other short-term borrowings and trading account liabilities.

   Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

Net interest income for the fiscal year ended March 31, 2003 was (Yen)825.6 billion, a decrease of (Yen)60.1 billion, or 6.8%, from (Yen)885.7 billion for the fiscal year ended March 31, 2002. This decrease was due primarily to a decline in the average interest rate spread in the further declining interest rate environment. The decline in interest rate spread more than offset the impact of a net increase in average interest-earning assets.

The average interest rate spread decreased 6 basis points from 1.20% for the fiscal year ended March 31, 2002 to 1.14% for the fiscal year ended March 31, 2003. Net interest income as a percentage of average total interest-earning assets decreased 10 basis points from 1.31% for the fiscal year ended March 31, 2002 to 1.21% for the fiscal year ended March 31, 2003.

Average interest-earning assets for the fiscal year ended March 31, 2003 was
(Yen)68,330.1 billion, an increase of (Yen)501.8 billion, or 0.7%, from
(Yen)67,828.3 billion for the fiscal year ended March 31, 2002. This increase was principally attributable to an increase of (Yen)1,790.3 billion in average investment securities and an increase (Yen)1,267.3 billion in average loans, partially offset by decreases in average interest-earning deposits, average call loans, funds sold, and receivables under resale agreements and securities borrowing transactions. The increase in average investment securities was attributable primarily to increases in Japanese government and foreign bonds, including U.S. treasury bonds, and reflected few viable investment options due to the extremely low rates of return in Japan. The average of interest-bearing liabilities for the fiscal year ended March 31, 2003 was (Yen)62,387.0 billion, an increase of (Yen)223.8 billion, or 0.4%, from (Yen)62,163.2 billion for the fiscal year ended March 31, 2002. This increase was principally attributable to an increase in average domestic deposits, which was primarily comprised of average demand deposits, and average domestic long-term debt, partly offset by a decrease in average debentures and a decrease in average short-term funds in money markets, such as call money and funds purchased, and payables under repurchase agreements.

Provision (Credit) for Credit Losses

Provision (credit) for credit losses are charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For a description of the approach and methodology used to establish the allowance for credit losses, see "Item 5.B. Liquidity and Capital Resources--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans."

   Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

A reversal of allowance for credit losses of (Yen)142.4 billion was recorded for the fiscal year ended March 31, 2004, compared with a provision for credit losses of (Yen)287.3 billion for the fiscal year ended March 31, 2003. This change was due mainly to a decrease in our specific allowance as a result of our reduction of nonperforming loans and a decrease in our formula allowance reflecting a decline in loans classified as special mention or substandard. For a further discussion of the allowance for credit losses, see "Item 5.B. Liquidity and Capital Resources--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans."

   Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

The provision for credit losses for the fiscal year ended March 31, 2003 was
(Yen)287.3 billion, representing a decrease of (Yen)179.6 billion from
(Yen)466.9 billion for the fiscal year ended March 31, 2002. This decrease was attributable primarily to a decrease in the impairment allowance of (Yen)302.7 billion from (Yen)978.5 billion at March 31, 2002 to (Yen)675.8 billion at March 31, 2003, which reflected a decrease of (Yen)1,141.6 billion in impaired loans during the fiscal year ended March 31, 2003.

Non-Interest Income

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2002, 2003 and 2004:

                                                                  Fiscal years ended March 31,
                                                               -----------------------------------
                                                                  2002*        2003*       2004
                                                               -----------  ----------  ----------
                                                                          (in billions)
Fees and commissions:
   Trust fees................................................. (Yen)  22.4  (Yen) 21.4  (Yen) 19.5
   Fees on funds transfer and service charges for collections.        53.4        54.9        57.0
   Fees and commissions on international business.............        52.5        53.6        53.1
   Fees and commissions on credit card business...............        44.9        57.1        60.5
   Service charges on deposits................................        29.8        34.6        36.2
   Fees and commissions on securities business................        33.4        49.2        79.0
   Other fees and commissions.................................        99.5       113.6       135.6
                                                               -----------  ----------  ----------
       Total..................................................       335.9       384.4       440.9
Foreign exchange gains (losses)--net..........................      (184.5)       (0.6)      247.4
Trading account profits--net..................................       111.1       273.7       117.3
Investment securities gains--net..............................        11.7        33.8        97.8
Refund of the local taxes by the Tokyo Metropolitan Government          --          --        32.1
Other non-interest income.....................................        38.9        33.3        47.6
                                                               -----------  ----------  ----------
   Total non-interest income.................................. (Yen) 313.1  (Yen)724.6  (Yen)983.1
                                                               ===========  ==========  ==========

--------
* Reclassified to conform to the presentation for the fiscal year ended March 31, 2004.

Net foreign exchange gains (losses) primarily include net gains (losses) on currency derivative instruments entered into for trading purposes and transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each fiscal year. This is primarily because the transaction gains (losses) on translation of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings, but are reflected in other changes in equity from nonowner sources, while in principle all transaction gains (losses) on translation of monetary liabilities denominated in foreign currencies are included in current earnings.

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

Net investment securities gains primarily include net gains on sales of marketable securities, particularly marketable equity securities. In addition, impairment losses are recognized as an offset of net investment securities gains when management concludes that declines in fair value of investment securities are other than temporary.

   Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Non-interest income for the fiscal year ended March 31, 2004 was (Yen)983.1 billion, an increase of (Yen)258.5 billion, or 35.7%, from (Yen)724.6 billion for the fiscal year ended March 31, 2003. This increase was primarily attributable to an increase in net foreign exchange gains of (Yen)248.0 billion and an increase in net investment securities gains of (Yen)64.0 billion. These gains were partially offset by a decrease in net trading account profits of
(Yen)156.4 billion.

Fees and commissions for the fiscal year ended March 31, 2004 increased
(Yen)56.5 billion from the previous fiscal year. This increase primarily reflected an increase in fees and commissions on securities business, of which
(Yen)26.5 billion was due to an increase in fees earned by Mitsubishi Securities. This increase was mainly because only seven months of fees and commissions generated by Mitsubishi Securities were recorded for the previous fiscal year, while its fees and commissions for twelve months were recorded for the fiscal year ended March 31, 2004. In addition, fees and commissions on securities business in Mitsubishi Securities increased for the fiscal year ended March 31, 2004, primarily due to an increase in equity-related commissions, which was in line with increased trading volume of the Japanese stock markets in general during the same period. Other factors contributing to the increase in other fees and commissions included expanding fee businesses such as agency fees earned on the sale of annuities to individual customers at our branches which act as sales agents for insurance companies, and fees from our investment banking activities.

Net trading account profits for the fiscal year ended March 31, 2004 were
(Yen)117.3 billion, a decrease of (Yen)156.4 billion, or 57.2%, from (Yen)273.7 billion for the fiscal year ended March 31, 2003. The net trading account profits for the fiscal years ended March 31, 2003 and 2004 consisted of the following:

                                                                                           Fiscal years ended
                                                                                                March 31,
                                                                                          ---------------------
                                                                                             2003       2004
                                                                                          ---------- ----------
                                                                                              (in billions)
Net profits on derivative instruments, primarily interest-rate futures, swaps and options (Yen)262.7 (Yen) 14.7
Net profits on trading securities........................................................       11.0      102.6
                                                                                          ---------- ----------
   Net trading account profits........................................................... (Yen)273.7 (Yen)117.3
                                                                                          ========== ==========

Profits on derivative instruments were largely affected by the impact of the rise in Japanese long-term interest rates on interest rate swaps principally held for risk management purposes. Although such contracts were entered into for risk management purposes, a majority of them did not meet the conditions to qualify for hedge accounting under US GAAP and thus were accounted for as trading positions.

For the fiscal year ended March 31, 2004, we generally maintained net receive-fix and pay-variable positions in our interest rate swap portfolios for the purpose of managing interest rate risks on domestic deposits, and our interest rate swap positions resulted in losses in value in a rising Japanese long-term interest rate environment during the fiscal year ended March 31, 2004. The decrease in net profits on derivative instruments of (Yen)248.0 billion was partially offset by an increase in net profits on trading securities of (Yen)91.6 billion, primarily reflecting improved performance of trading in debt and equity securities at Mitsubishi Securities supported by high interest rate volatility and improvements in the Japanese stock markets during the fiscal year ended March 31, 2004.

Net foreign exchange gains for the fiscal year ended March 31, 2004 were
(Yen)247.4 billion, an increase of (Yen)248.0 billion from net loss of (Yen)0.6 billion for the fiscal year ended March 31, 2003. The increase in net foreign exchange gains primarily reflected an increase in transaction gains on translation of monetary liabilities denominated in foreign currencies due to the appreciation of the yen. All transaction gains or losses on translation of monetary liabilities denominated in foreign currencies are included in current earnings. However, the transaction gains or losses on translation of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings but are reflected in other changes in equity from nonowner sources.

Net investment securities gains for the fiscal year ended March 31, 2004 were
(Yen)97.8 billion, an increase of (Yen)64.0 billion, from net gains of
(Yen)33.8 billion for the fiscal year ended March 31, 2003. Major components of net investment securities gains for the fiscal years ended March 31, 2003 and 2004 are summarized below:

                                                             Fiscal years ended
                                                                  March 31,
                                                          ------------------------
                                                              2003         2004
                                                          -----------  -----------
                                                                (in billions)
Net gains on sales of marketable equity securities....... (Yen) 116.6  (Yen) 269.8
Impairment losses on marketable equity securities........      (208.1)       (10.2)
Other--net, principally gains (losses) on debt securities       125.3       (161.8)
                                                          -----------  -----------
   Net investment securities gains....................... (Yen)  33.8  (Yen)  97.8
                                                          ===========  ===========

The increase in net investment securities gains during the fiscal year ended March 31, 2004 reflected the improvement in the Japanese stock market, as net gains on sales of marketable equity securities increased and impairment losses on marketable equity securities decreased compared to the previous fiscal year. These gains were partially offset by losses on debt securities, which were mainly due to impairment losses on Japanese government bonds, reflecting the rise in long-term interest rates in Japan.

Non-interest income also increased due to the refund of the local taxes by the Tokyo Metropolitan Government of (Yen)32.1 billion in October 2003. For further information regarding this refund, see "--Recent Developments--Legal Proceedings for Local Taxes."

   Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

Non-interest income for the fiscal year ended March 31, 2003 was (Yen)724.6 billion, an increase of (Yen)411.5 billion, or 131.5%, from (Yen)313.1 billion for the fiscal year ended March 31, 2002. This increase was attributable to an increase in fees and commissions of (Yen)48.5 billion, an increase in net trading account profits of (Yen)162.6 billion, a decrease in net foreign exchange losses of (Yen)183.9 billion, and an increase in net investment securities gains of (Yen)22.1 billion.

Fees and commissions for the fiscal year ended March 31, 2003 were (Yen)384.4 billion, an increase of (Yen)48.5 billion, or 14.4%, from (Yen)335.9 billion for the fiscal year ended March 31, 2002. This increase primarily reflected an increase of (Yen)15.8 billion in fees and commissions on securities business, an increase of (Yen)14.1 billion in other fees and commissions. Fees and commissions on securities business for the fiscal year ended March 31, 2003 included (Yen)19.4 billion of fees and commissions of Mitsubishi Securities, which became our consolidated subsidiary on September 1, 2002. In other fees and commissions for the fiscal year ended March 31, 2003, (Yen)2.8 billion in fees and commissions were newly earned in connection with our insurance brokerage activities. An increase of (Yen)3.4 billion in fees and commissions at UnionBanCal Corporation also contributed to the increase in other fees and commissions.

Net trading account profits for the fiscal year ended March 31, 2003 were
(Yen)273.7 billion, an increase of (Yen)162.6 billion, or 146.4%, from
(Yen)111.1 billion for the fiscal year ended March 31, 2002. The net trading account profits for the fiscal years ended March 31, 2002 and 2003 consisted of the following:

                                                                                            Fiscal years ended
                                                                                                March 31,
                                                                                          ----------------------
                                                                                             2002        2003
                                                                                          ----------  ----------
                                                                                              (in billions)
Net profits on derivative instruments, primarily interest-rate futures, swaps and options (Yen)120.9  (Yen)262.7
Net profits (losses) on trading securities...............................................       (9.8)       11.0
                                                                                          ----------  ----------
   Net trading account profits........................................................... (Yen)111.1  (Yen)273.7
                                                                                          ==========  ==========

The increase in net profits on derivative instruments was due primarily to an increase in net profits on interest rate swaps and interest rate options. In particular, in order to manage interest rate risks on domestic deposits, we had net receive-fix and pay-variable positions in our interest rate swap portfolios. These portfolios gained in value in a declining interest rate environment.

The net profits on trading securities for the fiscal year ended March 31, 2003 were (Yen)11.0 billion, compared to net losses of (Yen)9.8 billion for the fiscal year ended March 31, 2002. This improvement in trading securities transactions primarily reflected net profits on trading of foreign bonds.

Net foreign exchange losses for the fiscal year ended March 31, 2003 were
(Yen)0.6 billion, compared to net foreign exchange losses of (Yen)184.5 billion for the fiscal year ended March 31, 2002. Transaction gains on translation of foreign currency long-term debt for the fiscal year ended March 31, 2003 reflected primarily the appreciation of the yen against the US dollar and other foreign currencies. We had net losses on foreign exchange contracts entered into for trading purposes for the fiscal year ended March 31, 2003 due to the unfavorable foreign exchange markets. Other foreign exchange net gains for the fiscal year ended March 31, 2003 reflected transaction gains on translation of foreign currency-denominated borrowings used to manage the foreign currency exposure of available-for-sale debt securities. This increase was due primarily to the appreciation of the yen against the US dollar and other foreign currencies while transaction losses on translation of foreign currency-denominated available-for-sale debt securities were recorded in other changes in equity from nonowner sources.

Net investment securities gains for the fiscal year ended March 31, 2003 were
(Yen)33.8 billion, compared to net gains of (Yen)11.7 billion for the fiscal year ended March 31, 2002. Major components of net investment securities gains for the fiscal years ended March 31, 2002 and 2003 are summarized below:

                                                        Fiscal years ended
                                                             March 31,
                                                     ------------------------
                                                         2002         2003
                                                     -----------  -----------
                                                           (in billions)
  Net gains on sales of marketable equity securities (Yen) 186.6  (Yen) 116.6
  Impairment losses on marketable equity securities.      (199.4)      (208.1)
  Other net gains...................................        24.5        125.3
                                                     -----------  -----------
     Net investment securities gains................ (Yen)  11.7  (Yen)  33.8
                                                     ===========  ===========

Pursuant to the legislation forbidding banks, including us, from holding stocks with aggregate market values less unrealized gains in excess of our Tier I capital after September 30, 2004, a date which was later extended to September 30, 2006, we actively sold our marketable equity securities. The decrease in net gains on sales of marketable equity securities reflected further declining stock market prices during the fiscal year ended March 31, 2003. In addition to sales in the stock markets, in the fiscal year ended March 31, 2003, we sold marketable equity securities to the Bank of Japan and through exchange traded funds.

The increase in impairment losses on marketable equity securities for the fiscal year ended March 31, 2003 also reflected the continuing declines in stock prices in Japan. We have determined other-than-temporary declines in fair value of marketable equity securities primarily based on factors such as internal credit ratings, the extent of decline in market price and the length of time during which the decline has existed. Due to the change in the accounting estimate reflecting the long and sustained decline in the Japanese stock markets, we recognized additional impairment losses on investment securities amounting to (Yen)21.2 billion for the fiscal year ended March 31, 2003.

Other net gains primarily included net gains on sales of debt securities, including bonds. The increase in such gains resulted mainly from increased sales of foreign bonds. The market prices of foreign bonds generally rose as interest rates declined during the fiscal year ended March 31, 2003.

Other non-interest income decreased (Yen)5.6 billion, or 14.6%, from (Yen)38.9 billion for the fiscal year ended March 31, 2002 to (Yen)33.3 billion for the fiscal year ended March 31, 2003. Other non-interest income was primarily comprised of income from the lease of software, net gains on sales of various assets, including software and other dividend income. The decrease for the fiscal year ended March 31, 2003 reflected several small decreases in these components.

Non-Interest Expense

The following table shows a summary of our non-interest expense for the fiscal years ended March 31, 2002, 2003 and 2004:

                                                            Fiscal years ended March 31,
                                                         ----------------------------------
                                                           2002*      2003*        2004
                                                         ---------- ---------- ------------
                                                                    (in billions)
Salaries and employee benefits.......................... (Yen)363.4 (Yen)397.8 (Yen)  412.5
Occupancy expenses--net.................................      102.3       88.9         86.6
Losses (gains) on other real estate owned...............        5.0        0.1         (0.6)
Goodwill amortization...................................        4.6         --           --
Fees and commission expense.............................       66.5       70.3         68.9
Amortization of intangible assets.......................       28.9       38.7         54.2
Minority interest in income of consolidated subsidiaries       22.9        6.0         45.8
Insurance premiums, including deposit insurance.........       33.6       38.8         45.1
Communications..........................................       18.9       19.6         25.5
Other non-interest expenses.............................      302.1      313.1        297.0
                                                         ---------- ---------- ------------
   Total non-interest expense........................... (Yen)948.2 (Yen)973.3 (Yen)1,035.0
                                                         ========== ========== ============

--------
* Reclassified to conform to the presentation for the fiscal year ended March 31, 2004.

   Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Non-interest expense for the fiscal year ended March 31, 2004 was (Yen)1,035.0 billion, an increase of (Yen)61.7 billion from the previous fiscal year. This increase was primarily attributable to an increase in minority interest in income of consolidated subsidiaries of (Yen)39.8 billion. The increases in salaries and employee benefits, amortization of intangible assets and insurance premiums, including deposit insurance, also caused the increase in non-interest expense compared to the previous fiscal year.

Salaries and employee benefits increased primarily due to an increase of
(Yen)14.4 billion in salaries and employee benefits in Mitsubishi Securities, as only seven months of salaries and employee benefits of Mitsubishi Securities were recorded for the previous fiscal year, while its salaries and employee benefits for twelve months were recorded for the fiscal year ended March 31, 2004.

Amortization of intangible assets increased primarily due to an increase in the capitalized cost of software as we continued to invest in new information systems, such as investment in the new IT system for our foreign offices.

Minority interest in income of consolidated subsidiaries increased (Yen)39.8 billion from (Yen)6.0 billion for the fiscal year ended March 31, 2003 to
(Yen)45.8 billion for the fiscal year ended March 31, 2004. This increase was primarily attributable to the improvement in the results of operations at Mitsubishi Securities from a net loss for the fiscal year ended March 31, 2003 to positive net income for the fiscal year ended March 31, 2004. A significant recovery in the stock markets during the fiscal year ended March 31, 2004 contributed primarily to the improvement.

Insurance premiums, including that for deposit insurance, increased reflecting an increase in our deposits.

These increases were partially offset by a decrease of (Yen)16.1 billion in other non-interest expenses. Although there was an increase in sundry expenses for the fiscal year ended March 31, 2004, absences of major and temporary expense items which were incurred only for the previous fiscal year led to the decrease in other non-interest expenses. Other non-interest expenses for the previous fiscal year included a (Yen)19.6 billion loss resulting from the decrease in net assets in a subsidiary that was accounted for as having been sold in connection with the merger of the four securities companies to form Mitsubishi Securities on September 1, 2002, and the additional post-merger expense of (Yen)10.6 billion that was incurred in completing the merger.

   Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

Non-interest expense for the fiscal year ended March 31, 2003 was (Yen)973.3 billion, an increase of (Yen)25.1 billion, or 2.7%, from (Yen)948.2 billion for the fiscal year ended March 31, 2002. This increase was due primarily to an increase of (Yen)34.4 billion in salaries and employee benefits, partially offset by a decrease of (Yen)13.4 billion in net occupancy expenses.

Salaries and employee benefits for the fiscal year ended March 31, 2003 were
(Yen)397.8 billion, an increase of (Yen)34.4 billion, or 9.5%, from (Yen)363.4 billion for the fiscal year ended March 31, 2002. This increase primarily reflected an increase of (Yen)8.9 billion in net periodic pension costs and an increase of (Yen)24.0 billion of salaries and employee benefits of Mitsubishi Securities, which became our consolidated subsidiary on September 1, 2002 as a result of the merger of four securities companies. The increase in net periodic pension costs was due primarily to an increase of (Yen)9.2 billion in amortization of net actuarial loss. In accordance with SFAS No. 87, "Employers' Accounting for Pensions," the minimum amortization of actuarial loss was included as a component of net periodic pension costs for the fiscal years ended March 31, 2002 and 2003 as the unrealized net loss exceeded 10% of the projected benefit obligation. The net actuarial loss reflected the fact that the actual return on plan assets fell below the expected return on plan assets during recent fiscal years. Plan assets, which include pension funds managed by various life insurance companies, investment advisory companies and trust banks, consisted of interest-earning deposits at banks, Japanese government bonds, other debt securities and marketable equity securities issued by domestic and foreign entities. Pension assets managed by insurance companies are included in pooled investment portfolios. Expected rates of return on plan assets are reviewed annually and computed primarily based on the historical average of long-term returns on such assets. The continuously depressed Japanese economy has adversely affected domestic stock markets. As a result, with respect to us and our domestic subsidiaries' plans, the actual return on the plan assets was negative by (Yen)39.9 billion for the fiscal year ended March 31, 2002 and negative by (Yen)39.5 billion for the fiscal year ended March 31, 2003. We decreased the expected rate of return on plan assets from 4.91% for the fiscal year ended March 31, 2002 to 4.14% for the fiscal year ended March 31, 2003. The increase in salaries and employee benefits was partially offset by a decrease in salaries resulting from a reduction in the number of employees.

Net occupancy expenses for the fiscal year ended March 31, 2003 were (Yen)88.9 billion, a decrease of (Yen)13.4 billion, or 13.1%, from (Yen)102.3 billion for the fiscal year ended March 31, 2002. This decrease was due primarily to the reduction and consolidation of offices as a whole, while net occupancy expenses of Mitsubishi Securities contributed to an increase in net occupancy expenses.

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

Amortization of intangible assets for the fiscal year ended March 31, 2003 was
(Yen)38.7 billion, an increase of (Yen)9.8 billion, or 33.9%, from (Yen)28.9 billion for the fiscal year ended March 31, 2002. This increase primarily reflected an increase in the capitalized cost of software as we continued to invest in new information systems.

Minority interest in income of consolidated subsidiaries for the fiscal year ended March 31, 2003 was (Yen)6.0 billion, a decrease of (Yen)16.9 billion, or 73.7%, from (Yen)22.9 billion for the fiscal year ended March 31, 2002. This decrease was primarily attributable to the net loss of Mitsubishi Securities that was newly recognized as a result of the merger in the fiscal year ended March 31, 2003.

Insurance premiums for the fiscal year ended March 31, 2003 were (Yen)38.8 billion, an increase of (Yen)5.2 billion, or 15.5%, from (Yen)33.6 billion for the fiscal year ended March 31, 2002. This increase primarily reflected an increase in domestic deposits.

Other non-interest expenses for the fiscal year ended March 31, 2003 were
(Yen)313.1 billion, an increase of (Yen)11.0 billion, or 3.7%, from (Yen)302.1 billion for the fiscal year ended March 31, 2002. Major items included in the non-interest expenses for the fiscal year ended March 31, 2003 are a (Yen)19.6 billion loss which resulted from the decrease in net assets in Tokyo-Mitsubishi Securities, a subsidiary that was accounted for as having been sold in connection with the merger of the four securities companies to form Mitsubishi Securities on September 1, 2002, and the additional post-merger expense of
(Yen)10.6 billion that was incurred in completing the merger. These increases were partly offset by a decrease of (Yen)21.2 billion in the provision for allowance for off-balance-sheet credit instruments. The provision for allowance for off-balance-sheet credit instruments for the fiscal year ended March 31, 2002 included an allocated provision of (Yen)19.6 billion against loan commitments extended to WorldCom, Inc. We fulfilled the commitments extended to WorldCom, Inc. and recorded charge-offs for the fiscal year ended March 31, 2003.

Income Tax Expense (Benefit)

The following table presents a summary of our income tax expense (benefit):

                                                                                     Fiscal years ended March 31,
                                                                                 -----------------------------------
                                                                                     2002        2003        2004
                                                                                 -----------  ----------  ----------
                                                                                            (in billions)
Income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle......................... (Yen)(216.3) (Yen)289.6  (Yen)871.8
Income tax expense (benefit).................................................... (Yen) (76.6) (Yen) 50.4  (Yen)333.6
Effective tax rate..............................................................        35.4%       17.4%       38.3%
Normal effective statutory tax rate.............................................        38.0%       38.0%       38.0%

Our holding company, Mitsubishi Tokyo Financial Group, Inc. elected to file consolidated corporate-tax returns starting from the fiscal year ended March 31, 2003, and we are a member of the consolidated group. We, however, have used a separate return method of allocation. Under the separate return method of allocation, current and deferred taxes for the fiscal years ended March 31, 2003 and 2004 were determined by applying the requirements of FASB No. 109 as if we were filing a separate tax return. Although the consolidated corporate-tax system requires us to pay, for the fiscal years ended March 31, 2003 and 2004, a surcharge tax of 2.0% of taxable income in addition to the national corporate income tax rate of 30.0% applied to separate tax returns filers, we do not take such surcharge tax into consideration in determining current and deferred income taxes under the separate return method of allocation.

In addition, under the new local tax laws which was enacted in March 2003 for the fiscal years beginning after March 31, 2004, new uniform local taxes become effective. These new rules introduce value-added taxes and replace part of the existing local taxes based on income. The new local taxes are computed based on three components: (a) amount of profit, (b) amount of value-added (total payroll, net interest paid or received, net rent paid and income before use of net operating losses) and (c) amount of total paid-in capital. The taxes are computed by adding together the totals of each of the three components which are calculated separately.

The enactment of the new uniform local tax laws mentioned above, which will supersede the current local taxes, including the local taxes levied by Tokyo Metropolitan Government, resulted in a decrease of (Yen)63.9 billion in income tax expense for the fiscal year ended March 31, 2003 through an increase in deferred tax assets.

Reconciling items between the combined normal effective statutory tax rates and the effective income tax rates for the fiscal years ended March 31, 2002, 2003 and 2004 are summarized as follows:

                                                                        Fiscal years ended
                                                                             March 31,
                                                                        ------------------
                                                                        2002*   2003  2004
                                                                        -----  -----  ----
Combined normal effective statutory tax rate...........................  38.0%  38.0% 38.0%
Reconciling items:
   Nondeductible expenses..............................................   0.3    3.0   0.1
   Goodwill amortization...............................................   0.8     --    --
   Dividends from foreign subsidiaries.................................   3.8    3.5   0.9
   Foreign tax credit and payments.....................................  (2.4)   7.9   0.7
   Higher (lower) tax rates applicable to income of subsidiaries.......  (4.3)  (0.6)  0.3
   Foreign income exempted for income tax purpose......................  (0.8)    --    --
   Foreign tax assessment (refund).....................................  (1.0)  (1.1)   --
   Minority interests..................................................   4.0    1.1   1.9
   Change in valuation allowance.......................................  18.4    2.1  (4.9)
   Enacted change in tax rates.........................................    --  (22.1) (0.3)
   Realization of previously unrecognized tax benefits of subsidiaries. (16.9) (14.3) (1.7)
   Change in foreign exchange rate.....................................   0.3   (0.2)  1.5
   Other--net..........................................................   0.4    0.1   1.8
                                                                        -----  -----  ----
Effective income tax rate..............................................  35.4%  17.4% 38.3%
                                                                        =====  =====  ====

--------
* In calculating the effective income tax rate for the fiscal year ended March 31, 2002, the reconciling items were subtracted from the combined normal effective statutory tax rate since a loss before income tax benefit was recorded in that fiscal year.

The effective income tax rate of 38.3% for the fiscal year ended March 31, 2004 was approximately the same level with the normal effective statutory tax rate of 38.0%. Although there was a 4.9 percentage points equivalent of downward reconciliation due to the change in valuation allowance, the decrease was substantially offset by some other upward reconciliations, including reconciliations related to minority interests, change in foreign exchange rate, dividends from foreign subsidiaries, and foreign tax credit and payments.

The effective income tax rate of 17.4% for the fiscal year ended March 31, 2003 was 20.6 percentage points lower than the normal effective statutory tax rate of 38.0%. This lower tax rate primarily reflected an enacted change in tax rate and realization of previously unrecognized tax benefits of subsidiaries. The enacted change in tax rate resulted from the adoption of the consolidated corporate-tax system and the new uniform local taxes, which introduced value-added taxes as discussed above, and accounted for 22.1% in the reconciliation above. The realization of previously unrecognized tax benefits of subsidiaries primarily related to the liquidation of several of our domestic subsidiaries with accumulated losses and accounted for 14.3% in the reconciliation above.

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of "operating profit" in accordance with the regulatory reporting requirements of the Financial Services Agency. Operating profit and other segment information are based on Japanese GAAP and are not consistent with our financial statements prepared on the basis of US GAAP. For example, operating profit under Japanese GAAP does not reflect items such as a part of provisions (credit) for credit losses (primarily an equivalent of formula allowance under US GAAP), foreign exchange gains (losses) and equity investment securities gains (losses).

We maintain our business unit system based on customer and product segmentation. Our major business units during the fiscal year ended March 31, 2004 were:

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

..   investment banking and asset management, which provides advisory and other services related to securities services of us, syndicated loans, project financing, derivatives and securitization and other investment banking activities, and which provides asset management and trust products and services mainly to high net worth individuals, branch customers and corporate clients in Japan;

..   UNBC, which includes our subsidiaries in California, UnionBanCal
    Corporation and Union Bank of California, N.A.;

..   operations services, which provides operations and settlement services to its other business units, including settlement and foreign exchange;

..   treasury, which conducts its asset and liability management and liquidity management; and

..   other, which consists of:

 .   systems services, which is responsible for its computer systems;

 . eBusiness & IT Initiatives, which is responsible for developing information technology business opportunities;

 . the corporate center, which retains functions such as strategic planning, overall risk management, internal auditing and compliance; and

 . the elimination of duplicated amounts of net revenue among business segments.

Mitsubishi Securities is presented as a separate operating segment which includes Mitsubishi Securities and its subsidiaries that provide a broad range of retail and corporate securities services and products including retail brokerage, securitization, M&A advisory and derivatives. After the incorporation of Mitsubishi Securities on September 1, 2002, we transferred a part of the investment banking business, including securitization, M&A advisory and derivatives, to Mitsubishi Securities from our investment banking business unit during the fiscal year ended March 31, 2003. This transfer of business did not significantly affect the results of the investment banking business unit or Mitsubishi Securities for the fiscal year ended March 31, 2003. We have not reclassified the business segment information for the fiscal year ended March 31, 2002 to reflect such transfers as such reclassification was not practicable.

In May 2003, we integrated the investment banking business unit and the asset management business unit into one business unit under the name of investment banking and asset management business unit. Therefore, we have reclassified the business segment information for the fiscal years ended March 31, 2002 and 2003 based on the current fiscal year's presentation.

Between May and July 2003, we transferred our overseas securities subsidiaries, Tokyo-Mitsubishi International (Singapore) Ltd., Tokyo-Mitsubishi International
(HK) Limited, and Tokyo-Mitsubishi Securities (USA), Inc. to Mitsubishi Securities. These overseas subsidiaries have since been renamed in line with the name of Mitsubishi Securities, the parent company, to Mitsubishi Securities (Singapore) Ltd., Mitsubishi Securities (HK) Limited, and Mitsubishi Securities
(USA), Inc., respectively. We have reclassified the business segment information for the fiscal years ended March 31, 2002 and 2003 based on the current fiscal year's presentation.

In July 2004, we transferred our overseas securities subsidiary, Tokyo-Mitsubishi International plc, to Mitsubishi Securities. Tokyo-Mitsubishi International plc has since been renamed in line with the name of its new parent company, to Mitsubishi Securities International plc. Since the transfer was made subsequent to March 31, 2004, we did not reclassify the business segment information for the fiscal years ended March 31, 2002, 2003 and 2004 to reflect this transfer.

In addition, we transferred our custody business, which had been included in the asset management business unit, to the operations services unit during the fiscal year ended March 31, 2004. Presentation for the fiscal years ended March 31, 2002 and 2003 has been reclassified to conform to the presentation for the fiscal year ended March 31, 2004.

Furthermore, in the UNBC business unit, the measurement methods used to determine reported segment profit or loss was changed for the fiscal year ended March 31, 2004. Presentation for the fiscal years ended March 31, 2002 and 2003 has been reclassified to conform to the presentation for the fiscal year ended March 31, 2004.

The following table shows the business segment information for the fiscal years ended March 31, 2002, 2003 and 2004:

                                                              Investment
                                                    Global    Banking and
                              Retail    Commercial Corporate     Asset               Operations            Mitsubishi
                              Banking    Banking    Banking   Management     UNBC     Services   Treasury  Securities
                             ---------- ---------- ---------- ----------- ---------- ---------- ---------- ----------
                                                                                (in billions)
Fiscal year ended March 31,
 2002*:
   Net Revenue.............. (Yen)283.1 (Yen)297.7 (Yen)282.1 (Yen) 98.0  (Yen)289.5 (Yen)30.0  (Yen)207.1 (Yen) 16.9
   Operating expenses.......      230.6      126.8      134.6       55.4       157.3      22.9        28.4       25.7
                             ---------- ---------- ---------- ----------  ---------- ---------  ---------- ----------
   Operating profit (loss).. (Yen) 52.5 (Yen)170.9 (Yen)147.5 (Yen) 42.6  (Yen)132.2 (Yen) 7.1  (Yen)178.7 (Yen) (8.8)
                             ========== ========== ========== ==========  ========== =========  ========== ==========
Fiscal year ended March 31,
 2003*:
   Net Revenue.............. (Yen)280.0 (Yen)286.6 (Yen)262.9 (Yen) 82.6  (Yen)269.8 (Yen)25.6  (Yen)287.8 (Yen) 58.5
   Operating expenses.......      211.7      127.0      129.9       50.5       155.5      25.5        26.7       69.6
                             ---------- ---------- ---------- ----------  ---------- ---------  ---------- ----------
   Operating profit (loss).. (Yen) 68.3 (Yen)159.6 (Yen)133.0 (Yen) 32.1  (Yen)114.3 (Yen) 0.1  (Yen)261.1 (Yen)(11.1)
                             ========== ========== ========== ==========  ========== =========  ========== ==========
Fiscal year ended March 31,
 2004:
   Net Revenue.............. (Yen)302.9 (Yen)297.7 (Yen)246.4 (Yen)114.8  (Yen)253.5 (Yen)24.7  (Yen)186.3 (Yen)140.6
   Operating expenses.......      204.1      119.6      120.2       44.3       150.9      23.4        26.3      112.0
                             ---------- ---------- ---------- ----------  ---------- ---------  ---------- ----------
   Operating profit (loss).. (Yen) 98.8 (Yen)178.1 (Yen)126.2 (Yen) 70.5  (Yen)102.6 (Yen) 1.3  (Yen)160.0 (Yen) 28.6
                             ========== ========== ========== ==========  ========== =========  ========== ==========



                                Other        Total
                             -----------  ------------

Fiscal year ended March 31,
 2002*:
   Net Revenue.............. (Yen) (58.3) (Yen)1,446.1
   Operating expenses.......        57.0         838.7
                             -----------  ------------
   Operating profit (loss).. (Yen)(115.3) (Yen)  607.4
                             ===========  ============
Fiscal year ended March 31,
 2003*:
   Net Revenue.............. (Yen) (88.1) (Yen)1,465.7
   Operating expenses.......        80.0         876.4
                             -----------  ------------
   Operating profit (loss).. (Yen)(168.1) (Yen)  589.3
                             ===========  ============
Fiscal year ended March 31,
 2004:
   Net Revenue.............. (Yen) (95.1) (Yen)1,471.8
   Operating expenses.......        40.7         841.5
                             -----------  ------------
   Operating profit (loss).. (Yen)(135.8) (Yen)  630.3
                             ===========  ============

--------
* The segment information for the fiscal years ended March 31, 2002 and 2003 was restated (except as stated above) to conform to the presentation for the fiscal year ended March 31, 2004.

When our business units work together to provide services to customers, we assign the total amount of net revenue derived from those services to each participating business unit without dividing the net revenue. As a result, some items of net revenue are duplicated among the participating segments. The duplicated amounts are eliminated in the "Other" column. The following is a summary of the duplicated amounts between those segments. The total of such duplicated amounts is included in "Other" in the table above.

                                                              Global     Total
                                         Retail   Commercial Corporate   Amount
                                         Banking   Banking    Banking  Eliminated
                                         -------- ---------- --------- ----------
                                                      (in billions)
Fiscal year ended March 31, 2002:
 Investment Banking and Asset Management (Yen) -- (Yen) 7.8  (Yen)30.2 (Yen)38.0
                                         ======== =========  ========= =========
Fiscal year ended March 31, 2003:
 Investment Banking and Asset Management (Yen) -- (Yen) 9.7  (Yen)28.7 (Yen)38.4
                                         ======== =========  ========= =========
Fiscal year ended March 31, 2004:
 Investment Banking and Asset Management (Yen)0.3 (Yen)25.3  (Yen)38.0 (Yen)63.6
                                         ======== =========  ========= =========

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Total net revenue increased (Yen)6.1 billion, or 0.4%, from (Yen)1,465.7 billion for the fiscal year ended March 31, 2003 to (Yen)1,471.8 billion for the fiscal year ended March 31, 2004. Net revenue increased (Yen)82.1 billion at Mitsubishi Securities (reflecting, however, only seven months of fees and commissions in the prior year) and (Yen)32.2 billion in the investment banking and asset management business unit, while it decreased (Yen)101.5 billion in the treasury unit.

Total operating expenses decreased (Yen)34.9 billion, or 4.0%, from (Yen)876.4 billion for the fiscal year ended March 31, 2003 to (Yen)841.5 billion for the fiscal year ended March 31, 2004. This decrease was due mainly to a decrease of
(Yen)39.3 billion in the "Other" column, which primarily reflected a decrease in the general provision for credit losses of (Yen)49.7 billion. Credit losses are allocated to the corporate center rather than being reflected in each business segment. Operating expenses also decreased (Yen)9.7 billion in the global corporate banking unit. These decreases were partially offset by an increase of (Yen)42.4 billion in Mitsubishi Securities.

Net revenue of the retail banking business unit increased (Yen)22.9 billion, or 8.2%, from (Yen)280.0 billion for the fiscal year ended March 31, 2003 to
(Yen)302.9 billion for the fiscal year ended March 31, 2004. This increase was largely due to an increase in fee income of (Yen)11.2 billion, reflecting an increase of fee income on insurance products and the investment trust business.

Net revenue of the commercial banking business unit increased (Yen)11.1 billion, or 3.9%, from (Yen)286.6 billion for the fiscal year ended March 31, 2003 to (Yen)297.7 billion for the fiscal year ended March 31, 2004. This increase was due mainly to an increase of (Yen)13.6 billion in other income, which primarily reflected an increase in derivatives sales and currency options sales. This increase was partially offset by a decrease in net interest income of (Yen)5.0 billion, reflecting our continued effort to reduce problem loans.

Net revenue of the global corporate banking business unit decreased (Yen)16.5 billion, or 6.3%, from (Yen)262.9 billion for the fiscal year ended March 31, 2003 to (Yen)246.4 billion for the fiscal year ended March 31, 2004. This decrease was due mainly to the appreciation of the yen against the US dollar and Asian currencies during the fiscal year ended March 31, 2004 compared to that of the previous year.

Net revenue of the investment banking and asset management business unit increased (Yen)32.2 billion, or 38.9%, from (Yen)82.6 billion for the fiscal year ended March 31, 2003 to (Yen)114.8 billion for the fiscal year ended March 31, 2004. This increase was largely due to an increase of (Yen)16.6 billion in other income, reflecting an increase in fees from sales of derivative products.

Net revenue of the UNBC business unit decreased (Yen)16.3 billion, or 6.0%, from (Yen)269.8 billion for the fiscal year ended March 31, 2003 to (Yen)253.5 billion for the fiscal year ended March 31, 2004. This decrease was due mainly to the appreciation of the yen against the US dollar at the end of UNBC's 2003 fiscal year compared to that of the previous year. In terms of the noon buying rate of the Federal Reserve Bank of New York, the value of the yen against the US dollar appreciated approximately 9.8%, from (Yen)118.75 on December 31, 2002 to (Yen)107.13 on December 31, 2003.

Net revenue of the operations services unit decreased (Yen)0.9 billion, or 3.6%, from (Yen)25.6 billion for the fiscal year ended March 31, 2003 to
(Yen)24.7 billion for the fiscal year ended March 31, 2004, due mainly to a decline in revenue of our domestic subsidiaries.

Net revenue of the treasury unit decreased (Yen)101.5 billion, or 35.3%, from
(Yen)287.8 billion for the fiscal year ended March 31, 2003 to (Yen)186.3 billion for the fiscal year ended March 31, 2004. In the previous fiscal year, the declining foreign currency interest rate environment was one of the primary reasons for the increase in net revenue from foreign currency bond trading and net interest income. In the fiscal year ended March 31, 2004, foreign currency interest rates generally remained stable, causing a decline in such net revenue compared to the previous fiscal year.

Net revenue of Mitsubishi Securities increased (Yen)82.1 billion, or 140.3%, from (Yen)58.5 billion for the fiscal year ended March 31, 2003 to (Yen)140.6 billion for the fiscal year ended March 31, 2004. This increase was mainly because only seven months of fees and commissions generated by KOKUSAI Securities Co., Ltd., one of the predecessors of Mitsubishi Securities, were recorded for the previous fiscal year, while its fees and commissions for twelve months were recorded for the fiscal year ended March 31, 2004. In addition, there was an increase in profits on trading of bonds and stocks and an increase in commissions and fees in stock brokerage.

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

Total net revenue increased (Yen)19.6 billion, or 1.4%, from (Yen)1,446.1 billion for the fiscal year ended March 31, 2002 to (Yen)1,465.7 billion for the fiscal year ended March 31, 2003. This increase was due mainly to an increase of (Yen)80.7 billion in the treasury unit and an increase of (Yen)41.6 billion at Mitsubishi Securities, principally reflecting the merger that formed Mitsubishi Securities. This increase was partially offset by a decrease of
(Yen)19.7 billion in the UNBC business unit.

Total operating expenses increased (Yen)37.7 billion, or 4.5%, from (Yen)838.7 billion for the fiscal year ended March 31, 2002 to (Yen)876.4 billion for the fiscal year ended March 31, 2003. This increase was due mainly to an increase of (Yen)43.9 billion in operating expenses for Mitsubishi Securities and an increase of (Yen)23.0 billion in operating expenses included in the "Other" column. The increase was partially offset by a decrease of (Yen)18.9 billion in the retail banking business unit.

Net revenue of the retail banking business unit decreased (Yen)3.1 billion, or 1.1%, from (Yen)283.1 billion for the fiscal year ended March 31, 2002 to
(Yen)280.0 billion for the fiscal year ended March 31, 2003. This decrease was mainly due to a decrease in net interest income of (Yen)10.9 billion, reflecting a decline in interest margins due to declining interest rates in yen and foreign currencies. The decrease was partially offset by an increase in net fees of (Yen)6.1 billion, reflecting an increase in fee income on insurance products and domestic funds transfers.

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

Net revenue of the global corporate banking business unit decreased (Yen)19.2 billion, or 6.8%, from (Yen)282.1 billion for the fiscal year ended March 31, 2002 to (Yen)262.9 billion for the fiscal year ended March 31, 2003. This decrease was mainly due to a decrease of (Yen)11.1 billion in net interest income and a decrease in net revenue of subsidiaries of (Yen)10.1 billion. The decrease in net interest income reflected a decline in interest margins on loans and deposits in the declining interest rate environment in Japan and foreign countries and the decrease in net revenue of its subsidiaries reflected a decrease in interest income in our overseas subsidiaries in the declining interest rate environment.

Net revenue of the investment banking and asset management business unit decreased (Yen)15.4 billion, or 15.7%, from (Yen)98.0 billion for the fiscal year ended March 31, 2002 to (Yen)82.6 billion for the fiscal year ended March 31, 2003. This decrease was mainly due to a decrease of (Yen)10.1 billion in net revenue of its subsidiaries in the former investment banking unit, reflecting depressed securities trading operations in its overseas subsidiaries. This decrease was also due to a decrease of (Yen)9.7 billion in other income of the former asset management business unit, which primarily reflected a decrease in gains on trust funds and investment trusts due to declining stock markets in Japan.

Net revenue of the UNBC business unit decreased (Yen)19.7 billion, or 6.8%, from (Yen)289.5 billion for the fiscal year ended March 31, 2002 to (Yen)269.8 billion for the fiscal year ended March 31, 2003. This decrease was largely due to the appreciation of the yen against the US dollar at the end of UNBC's 2002 fiscal year compared to that of the previous year.

Net revenue of the operations services unit decreased (Yen)4.4 billion, or 14.6%, from (Yen)30.0 billion for the fiscal year ended March 31, 2002 to
(Yen)25.6 billion for the fiscal year ended March 31, 2003, mainly due to a decline in revenue of its domestic subsidiaries.

Net revenue of the treasury unit increased (Yen)80.7 billion, or 39.0%, from
(Yen)207.1 billion for the fiscal year ended March 31, 2002 to (Yen)287.8 billion for the fiscal year ended March 31, 2003. This increase was mainly due to an increase in interest income and other income, which primarily reflected an increase in gains on investments in domestic and foreign bonds and an increase in gains on its foreign currency asset and liability management operations reflecting a decline in foreign currency interest rates.

Net revenue of Mitsubishi Securities increased (Yen)41.6 billion, or 245.8%, from (Yen)16.9 billion for the fiscal year ended March 31, 2002 to (Yen)58.5 billion for the fiscal year ended March 31, 2003. This increase was mainly due to the merger that formed Mitsubishi Securities on September 1, 2002. There was no revenue of KOKUSAI Securities Co., Ltd. recorded for the fiscal year ended March 31, 2002 because we accounted for our investment in this company under the equity method and did not consolidate it.

The increase in operating expenses in the "Other" column primarily reflected a significant decrease in the provision for credit losses. Credit losses are allocated to the corporate center rather than being reflected in each business segment.

Geographic Segment Analysis

The following table sets forth our total revenue, income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle and net income (loss) on a geographic basis, based principally on the domicile of activities for the fiscal years ended March 31, 2002, 2003 and 2004:

                                                                                  Fiscal years ended March 31,
                                                                             ---------------------------------------
                                                                                 2002          2003         2004
                                                                             ------------  ------------ ------------
                                                                                          (in billions)
Total revenue (interest income and non-interest income):
   Domestic................................................................. (Yen)  828.0  (Yen)1,025.5 (Yen)1,309.1
                                                                             ------------  ------------ ------------
   Foreign:
       United States........................................................        557.9         455.9        396.5
       Europe...............................................................        235.4         292.2        217.0
       Asia/Oceania excluding Japan.........................................        239.3         131.4         72.0
       Other areas*.........................................................        120.5          80.3        108.7
                                                                             ------------  ------------ ------------
          Total foreign.....................................................      1,153.1         959.8        794.2
                                                                             ------------  ------------ ------------
              Total......................................................... (Yen)1,981.1  (Yen)1,985.3 (Yen)2,103.3
                                                                             ============  ============ ============
Income (loss) from continuing operations before income tax expense (benefit)
  and cumulative effect of a change in accounting principle:
   Domestic................................................................. (Yen) (394.2) (Yen)   18.2 (Yen)  601.2
                                                                             ------------  ------------ ------------
   Foreign:
       United States........................................................         35.9          86.1         31.7
       Europe...............................................................         42.6         114.6        146.9
       Asia/Oceania excluding Japan.........................................         54.0          48.0         52.0
       Other areas*.........................................................         45.4          22.7         40.0
                                                                             ------------  ------------ ------------
          Total foreign.....................................................        177.9         271.4        270.6
                                                                             ------------  ------------ ------------
              Total......................................................... (Yen) (216.3) (Yen)  289.6 (Yen)  871.8
                                                                             ============  ============ ============
Net income (loss):
   Domestic................................................................. (Yen) (282.6) (Yen)   22.0 (Yen)  370.1
                                                                             ------------  ------------ ------------
   Foreign:
       United States........................................................         11.4          55.6         25.7
       Europe...............................................................         46.1         112.2         90.3
       Asia/Oceania excluding Japan.........................................         50.0          37.8         30.9
       Other areas*.........................................................         42.4          21.4         20.6
                                                                             ------------  ------------ ------------
          Total foreign.....................................................        149.9         227.0        167.5
                                                                             ------------  ------------ ------------
              Total......................................................... (Yen) (132.7) (Yen)  249.0 (Yen)  537.6
                                                                             ============  ============ ============

--------
* Other areas primarily include Canada, Latin America and the Caribbean

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Domestic total revenue increased (Yen)283.6 billion, or 27.7%, from
(Yen)1,025.5 billion for the fiscal year ended March 31, 2003 to (Yen)1,309.1 billion for the fiscal year ended March 31, 2004. This increase primarily reflected increases in net investment securities gains and net foreign exchange gains. The increase was partially offset by a decrease in net trading account profits.

Foreign total revenue decreased (Yen)165.6 billion, or 17.3%, from (Yen)959.8 billion for the fiscal year ended March 31, 2003 to (Yen)794.2 billion for the fiscal year ended March 31, 2004. This decrease primarily reflected decreases in net investment securities gains and interest income. The decrease was partially offset by an increase in net foreign exchange gains.

Domestic income from continuing operations before income tax expense and cumulative effect of a change in accounting principle increased (Yen)583.0 billion, or 3,203.1%, from (Yen)18.2 billion for the fiscal year ended March 31, 2003 to (Yen)601.2 billion for the fiscal year ended March 31, 2004. In addition to the above mentioned increase in revenue, a reversal of allowance for credit losses contributed to the marked increase in income from continuing operations before income tax expense and cumulative effect of a change in accounting principle.

Foreign income from continuing operations before income tax expense and cumulative effect of a change in accounting principle for the fiscal year ended March 31, 2004 was (Yen)270.6 billion, representing substantially the same level compared to (Yen)271.4 billion for the fiscal year ended March 31, 2003. Although the foreign total revenue decreased as noted above, a decrease in interest expense as well as an improvement in the provision for credit losses offset the decrease in revenue.

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

Domestic total revenue increased (Yen)197.5 billion, or 23.8%, from (Yen)828.0 billion for the fiscal year ended March 31, 2002 to (Yen)1,025.5 billion for the fiscal year ended March 31, 2003. This increase primarily reflected increases in net trading profit and foreign exchange gains. The increase was partially offset by a decrease in interest income.

Foreign total revenue decreased (Yen)193.3 billion, or 16.8%, from (Yen)1,153.1 billion for the fiscal year ended March 31, 2002 to (Yen)959.8 billion for the fiscal year ended March 31, 2003. This decrease primarily reflected a decrease in interest income. The decrease was partially offset by increases in net investment securities gains and net foreign exchange gains.

Domestic income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle increased
(Yen)412.4 billion, from (Yen)394.2 billion of domestic loss from continuing operations before income tax benefit and cumulative effect of a change in accounting principle for the fiscal year ended March 31, 2002 to (Yen)18.2 billion of domestic income from continuing operations before income tax expense and cumulative effect of a change in accounting principle for the fiscal year ended March 31, 2003. This increase was due to primarily a decrease in the provision for loan losses and an increase in net trading account profits.

Foreign income from continuing operations before income tax expense and cumulative effect of a change in accounting principle increased (Yen)93.5 billion, or 52.6%, from (Yen)177.9 billion for the fiscal year ended March 31, 2002 to (Yen)271.4 billion for the fiscal year ended March 31, 2003. This increase primarily reflected increases in net investment securities gains and net foreign exchange gains.

Effect of the Change in Exchange Rates on Foreign Currency Translation

The average exchange rate for the fiscal year ended March 31, 2004 was
(Yen)113.07 per $1.00, compared to the prior fiscal year's average exchange rate of (Yen)121.94 yen per $1.00. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2003 was (Yen)115.98 per $1.00, compared to the average exchange rate for the fiscal year ended December 31, 2002 of
(Yen)125.34 per $1.00.

The change in the average exchange rate of the yen against the US dollar and other foreign currencies resulted in translation losses on total revenue of approximately (Yen)39 billion, net interest income of approximately (Yen)19 billion and income before income taxes of approximately (Yen)15 billion for the fiscal year ended March 31, 2004.

B. Liquidity and Capital Resources

Financial Condition

Total Assets

Our total assets at March 31, 2004 were (Yen)85.06 trillion, representing an increase of (Yen)7.38 trillion, from (Yen)77.68 trillion at March 31, 2003. This increase was due primarily to an increase of (Yen)4.59 trillion in investment securities and an increase of (Yen)3.05 trillion in receivables under securities borrowing transactions. This increase was partially offset by a decrease of (Yen)1.00 trillion in cash and due from banks.

We have allocated a substantial portion of our assets to international activities. As a result, reported amounts are affected by changes in the value of the yen against the US dollar and other foreign currencies. Foreign assets are denominated primarily in US dollars. The following table shows our total assets at March 31, 2003 and 2004 by geographic region based principally on the domicile of the obligors:

                                                  At March 31,
                                              ---------------------
                                                 2003       2004
                                              ---------- ----------
                                                 (in trillions)
             Japan........................... (Yen)56.68 (Yen)66.42
                                              ---------- ----------
             Foreign:
                United States of America.....      10.29       9.52
                Europe.......................       5.89       4.63
                Asia/Oceania excluding Japan.       2.99       2.73
                Other areas*.................       1.83       1.76
                                              ---------- ----------
                Total foreign................      21.00      18.64
                                              ---------- ----------
                    Total.................... (Yen)77.68 (Yen)85.06
                                              ========== ==========

--------
* Other areas primarily include Canada, Latin America and the Caribbean.

At March 31, 2004, the noon buying rate of the Federal Reserve Bank of New York was (Yen)104.18 per $1.00, as compared with (Yen)118.07 per $1.00 at March 31, 2003. The yen equivalent amount of foreign currency denominated assets and liabilities increases as the relevant exchange rate indicating the yen value per one foreign currency unit becomes higher, evidencing a "weaker" yen, and decreases as the relevant exchange rate indicating the yen value per one foreign currency unit becomes lower, evidencing a "stronger" yen. The appreciation of the yen against the US dollar and other foreign currencies during the fiscal year ended March 31, 2004 decreased the yen value of our total assets by approximately (Yen)1.93 trillion. See "Item 3.A. Key Information--Selected Financial Data--Exchange Rate Information."

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, at March 31, 2003 and 2004, based on classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on the use of proceeds:

                                                          At March 31,
                                                  ---------------------------
                                                      2003           2004
                                                  ------------- -------------
                                                         (in billions)
 Domestic:
    Manufacturing................................ (Yen) 4,714.7 (Yen) 4,692.4
    Construction.................................         995.9         832.8
    Real estate..................................       3,245.7       3,515.7
    Services.....................................       4,249.1       3,661.8
    Wholesale and retail.........................       4,723.0       4,312.0
    Banks and other financial institutions.......       1,800.6       1,765.4
    Communication and information services.......       1,264.7         651.0
    Other industries.............................       2,644.9       4,750.5
    Consumer.....................................       6,994.2       7,474.0*
                                                  ------------- -------------
        Total domestic...........................      30,632.8      31,655.6
                                                  ------------- -------------
 Foreign:
    Governments and official institutions........         227.7         178.4
    Banks and other financial institutions.......         777.7         904.8
    Commercial and industrial....................       8,127.3       7,063.0
    Other........................................         267.3         156.4
                                                  ------------- -------------
        Total foreign............................       9,400.0       8,302.6
                                                  ------------- -------------
           Total.................................      40,032.8      39,958.2
                                                  ------------- -------------
 Less unearned income and deferred loan fees--net          40.4          27.2
                                                  ------------- -------------
           Total................................. (Yen)39,992.4 (Yen)39,931.0
                                                  ============= =============

--------
 * Domestic loans within the "consumer" category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and we are now able to present a precise breakdown of the balance of such consumer loans at March 31, 2004 by the type of proprietor business, as presented below:

                                                             Banks and   Communication               Total
                                                               other          and                   included
                              Real               Wholesale   financial    information    Other         in
Manufacturing Construction   estate    Services  and retail institutions   services    industries   Consumer
------------- ------------ ---------- ---------- ---------- ------------ ------------- ---------- ------------
                                                (in billions)
  (Yen)28.2    (Yen)19.3   (Yen)738.4 (Yen)230.7 (Yen)52.3    (Yen)1.2     (Yen)4.1    (Yen)10.6  (Yen)1,084.8

   Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal year-end dates.

Loans are our primary use of funds. The average loan balance accounted for 59.5% of total interest-earning assets for the fiscal year ended March 31, 2003 and 55.7% for the fiscal year ended March 31, 2004.

At March 31, 2004, our total loans were (Yen)39.93 trillion, representing a decrease of (Yen)0.06 trillion, or 0.2%, from (Yen)39.99 trillion at March 31, 2003. Before the deduction of unearned income and deferred loan fees--net, our loan balance at March 31, 2004, consisted of (Yen)31.66 trillion of domestic loans and (Yen)8.30 trillion of foreign loans while the loan balance at March 31, 2003, consisted of (Yen)30.63 trillion of domestic loans and (Yen)9.40 trillion of foreign loans.

Domestic loans increased (Yen)1.03 trillion and foreign loans decreased
(Yen)1.10 trillion. With respect to domestic loans, despite a significant decrease in nonperforming loans due to disposal, the total loan balance increased, reflecting an increase in consumer loans, as we promoted residential mortgage loans, and an increase in loans to other industries, mainly to the public sector, through increasing loans to Japanese government and related institutions, which have comparatively lower credit risk, as a part of our effective use of funds.

Foreign loans decreased due to a decrease in the loan balance of UnionBanCal Corporation, our largest overseas subsidiary, and due to the appreciation of the yen against the US dollar and other foreign currencies. UnionBanCal Corporation pursued its strategy to increase its consumer loan and increased residential mortgage loans. However, the total loans decreased because of a decrease in loans to industries.

Allowance for Credit Losses, Nonperforming and Past Due Loans

The following table shows a summary of the changes in the allowance for credit losses for the fiscal years ended March 31, 2002, 2003 and 2004:

                                             Fiscal year ended March 31,
                                      ----------------------------------------
                                          2002          2003          2004
                                      ------------  ------------  ------------
                                                    (in billions)
 Balance at beginning of fiscal year. (Yen)1,385.0  (Yen)1,341.6  (Yen)1,058.6
                                      ------------  ------------  ------------
 Provision (credit) for credit losses        466.9         287.3        (142.4)
                                      ------------  ------------  ------------
 Charge-offs:
    Domestic.........................       (406.7)       (523.9)       (206.9)
    Foreign..........................       (107.3)       (116.2)        (70.8)
                                      ------------  ------------  ------------
        Total........................       (514.0)       (640.1)       (277.7)
 Recoveries:
    Domestic.........................         30.9          49.1          11.3
    Foreign..........................         17.9          17.6          18.7
                                      ------------  ------------  ------------
        Total........................         48.8          66.7          30.0
                                      ------------  ------------  ------------
 Net charge-offs.....................       (465.2)       (573.5)       (247.7)
 Deconsolidation of Nippon Trust Bank        (57.5)           --            --
 Others*.............................         12.4           3.2         (19.2)
                                      ------------  ------------  ------------
 Balance at end of fiscal year....... (Yen)1,341.6  (Yen)1,058.6  (Yen)  649.3
                                      ============  ============  ============

--------
* Others principally include foreign currency translation and discontinued operations adjustments.

We have been actively working on disposing nonperforming loans. We met the guideline for the disposal of nonperforming loans, which was based on a Japanese regulation established under the program for financial revival announced by the Japanese government in October 2002. Under the program, the FSA stated that it would strive to normalize the problems with nonperforming loans by March 31, 2005, by reducing major Japanese banks' ratio of nonperforming loans to total loans by about half.

For the fiscal year ended March 31, 2004, we recorded a reversal of allowance of (Yen)142.4 billion due to a significant decrease in our specific allowance for nonperforming loans reflecting a decline in such loan balances, and a gain in connection with loan sales, as the loans' sales price exceeded the loan balance, net of allowances.

The following table presents comparative data in relation to the principal amount of nonperforming loan sold and additional provision for credit losses.

                                                                               Additional
                                                                               provision
                                                                               for credit
                                          Principal    Allowance    Loans,       losses
                                            amount     for credit   net of    (reversal of
                                         of loans/(1)/ losses/(2)/ allowance   allowance)
                                         ------------  ----------  ---------- ------------
                                                          (in billions)
For the fiscal year ended March 31, 2002  (Yen)200.3   (Yen)128.5  (Yen) 71.8  (Yen)14.4
For the fiscal year ended March 31, 2003       580.7        266.3       314.4       36.7
For the fiscal year ended March 31, 2004       292.8        125.5       167.3       (5.6)

--------
(1) Represents principal amount after the deduction of charge-offs made before the sales of nonperforming loans.
(2) Represents allowance for credit losses at the latest balance sheet date.

The sales of nonperforming loans resulted in additional provisions for credit losses of (Yen)36.7 billion for the fiscal year ended March 31, 2003 and reversal of allowance of (Yen)5.6 billion for the fiscal year ended March 31, 2004.

Through the sale of nonperforming loans to the Resolution and Collection Corporation and to other third parties, additional provisions or gains may arise from factors such as a change in the credit quality of borrowers or the value of the underlying collateral subsequent to the prior reporting date, and the risk appetite and investment policy of the purchasers. For the fiscal year ended March 31, 2003, we recorded additional provisions of (Yen)36.7 billion because the unexpected adverse change in borrowers' credit-worthiness was severe. However, during the fiscal year ended March 31, 2004, we realized a gain of (Yen)5.6 billion because there was no such change and the conditions surrounding the sales of loans improved.

Due to the inherent uncertainty of factors that may affect negotiated prices, which reflect the borrowers' financial condition, and the value of underlying collateral, the results during the reported periods are not necessarily indicative of the results that we may record in the future.

In the fiscal years ended March 31, 2003 and 2004, we also sold loans that were not recorded as nonperforming in aggregate principal amounts of (Yen)13.8 billion and (Yen)5.6 billion, respectively, and recorded additional provisions for credit losses of (Yen)0.5 billion and (Yen)0.1 billion, respectively, in connection with those sales. Although not categorized as nonperforming as of the most recent balance sheet date, most of these loans had suffered a decline in their credit quality as of the date of their sale and were sold as a precautionary measure to avoid further declines in the value of the loans and to avoid additional losses in the future.

We incurred additional provisions of (Yen)37.2 billion in connection with the sale of loans including performing loans for the fiscal year ended March 31, 2003, and recorded a gain of (Yen)5.5 billion for the fiscal year ended
March 31, 2004.

Charge-offs for the fiscal year ended March 31, 2004 were (Yen)277.7 billion, a decrease of (Yen)362.4 billion, or 56.6%, from (Yen)640.1 billion for the fiscal year ended March 31, 2003. For the fiscal year ended March 31, 2003, charge-offs were particularly high because we accelerated the disposal of nonperforming loans to meet the governmental policy for disposal of such loans, and to improve our loan portfolio. However, for the fiscal year ended March 31, 2004, charge-offs significantly decreased because the amount of nonperforming loans we disposed of was not large compared to the prior period, and because the business environment in Japan generally improved as evidenced by the decrease in bankruptcy filings. Charge-offs of domestic nonperforming loans decreased in all industries, led by a decrease of (Yen)134.2 billion in real estate, in which charge-offs were particularly large for the fiscal year ended March 31, 2003.

The following table summarizes the allowance for credit losses by component at each fiscal year-end:

                                                                      At March 31,
                                                          ------------------------------------
                                                              2002         2003        2004
                                                          ------------ ------------ ----------
                                                                     (in billions)
Allocated allowance:
   Specific--specifically identified problem loans....... (Yen)  983.8 (Yen)  675.8 (Yen)380.9
   Large groups of smaller balance homogeneous loans.....         37.9         37.5       38.8
   Loans exposed to specific country risk................         27.1         12.5        5.9
   Formula--substandard, special mention and other loans.        270.2        309.5      205.2
Unallocated allowance....................................         22.6         23.3       18.5
                                                          ------------ ------------ ----------
   Total allowance....................................... (Yen)1,341.6 (Yen)1,058.6 (Yen)649.3
                                                          ============ ============ ==========

Allowance policy

Our credit rating system is closely linked to the risk grading standards set by the Japanese regulatory authorities for asset evaluation and assessment, and is used as a basis for establishing the allowance for credit losses and charge-offs. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition and results of operations, historical payment experience, credit documentation, other public information and current trends. For a discussion of our credit rating system, see "Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk--Credit Risk Management--Credit Rating System."

Change in total allowance and provision for credit losses

At March 31, 2004, the total allowance for credit losses was (Yen)649.3 billion, or 1.63% of our total loan portfolio and 52.82% of our total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more. At March 31, 2003, the total allowance for credit losses was
(Yen)1,058.6 billion, or 2.65% of our total loan portfolio and 50.04% of our total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more.

During the fiscal years ended March 31, 2002, 2003 and 2004, there were no significant additions to the allowance for credit losses resulting from directives, advice or counsel from governmental or regulatory bodies.

The provision for credit losses decreased consistently from the fiscal year ended March 31, 2002 to the fiscal year ended March 31, 2004. In particular, for the fiscal year ended March 31, 2004, we recorded a reversal of allowance for credit losses due to a decrease of allocated allowance for specifically identified problem loans as our nonperforming loans decreased, and due to a decrease of formula allowance as we reduced some performing loans, for which credit risk and percentage of allowance were comparatively high.

Allocated allowance for specifically identified problem loans

The allocated credit loss allowance for specifically identified problem loans represents the allowance against impaired loans called for in SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Impaired loans primarily include nonaccrual loans and restructured loans. We generally discontinue accrual of interest income on loans when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans made by us or by certain domestic subsidiaries, and 90 days or more with respect to loans of certain foreign subsidiaries. Loans are classified as restructured loans when we grant a concession to the borrowers for economic or legal reasons related to the borrowers' financial difficulties. Detailed reviews of impaired loans are performed on a daily basis after a borrower's annual or semi-annual financial statements first become available. In addition, as part of an ongoing credit review process, our credit officers monitor changes in all customers' creditworthiness including bankruptcy, past due principal or interest, downgrading of external credit rating, declining stock price, business restructuring and other events and reassesses borrowers' ratings in response to such events. This credit monitoring process form an integral part of our overall control process. An impaired loan is evaluated individually based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan is collateral-dependent at a balance-sheet date.

The following table summarizes nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments, at March 31, 2002, 2003 and 2004:

                                                                                    At March 31,
                                                     -------------------------------------------------------------------------
                                                          2002                  2003                          2004
                                                     -------------- ----------------------------  ----------------------------
                                                          Old            Old            New            Old            New
                                                     classification classification classification classification classification
                                                     -------------- -------------- -------------- -------------- --------------
                                                                         (in billions, except percentages)
Nonaccrual loans:
   Domestic:
       Manufacturing................................ (Yen)   115.4  (Yen)    74.6  (Yen)    73.6  (Yen)    99.1  (Yen)    98.9
       Construction.................................         142.9           63.0           63.0           42.6           42.6
       Real estate..................................         511.4          198.8          198.8          125.4          125.4
       Services.....................................         149.5           63.8           65.5           34.7           39.5
       Wholesale and retail.........................         223.8          209.6          195.4           93.6           84.1
       Banks and other financial institutions.......          46.1           15.0           15.0           15.8           15.8
       Communication and information
         services...................................            --             --           13.9             --            5.1
       Other industries.............................          27.3           31.3           30.9           14.7           14.5
       Consumer.....................................         157.2          147.1          147.1          137.7          137.7*
                                                     -------------  -------------  -------------  -------------  -------------
          Total domestic............................       1,373.6          803.2          803.2          563.6          563.6
   Foreign..........................................         233.8          265.9          265.9          226.9          226.9
                                                     -------------  -------------  -------------  -------------  -------------
          Total nonaccrual loans....................       1,607.4        1,069.1        1,069.1          790.5          790.5
                                                     -------------  -------------  -------------  -------------  -------------
Restructured loans:
   Domestic:
       Manufacturing................................         249.5          151.9          149.1           42.9           42.6
       Construction.................................          94.7           64.0           64.0            9.1            9.1
       Real estate..................................         369.8          245.9          245.9          114.9          114.9
       Services.....................................         187.0          104.3          118.8           34.2           42.3
       Wholesale and retail.........................         415.1          260.6          241.2          122.4          112.7
       Banks and other financial institutions.......          40.7           15.0           15.0             --             --
       Communication and information
         services...................................            --             --           11.1             --            4.7
       Other industries.............................          61.3           28.7           25.3            6.7            3.9
       Consumer.....................................         103.9           74.9           74.9           50.9           50.9*
                                                     -------------  -------------  -------------  -------------  -------------
          Total domestic............................       1,522.0          945.3          945.3          381.1          381.1
   Foreign..........................................          97.1           83.2           83.2           45.7           45.7
                                                     -------------  -------------  -------------  -------------  -------------
          Total restructured loans..................       1,619.1        1,028.5        1,028.5          426.8          426.8
                                                     -------------  -------------  -------------  -------------  -------------
Accruing loans contractually past due 90 days or
  more:
   Domestic.........................................          15.0           15.2           15.2           11.1           11.1
   Foreign..........................................           2.8            2.9            2.9            0.9            0.9
                                                     -------------  -------------  -------------  -------------  -------------
          Total accruing loans contractually
            past due 90 days or more................          17.8           18.1           18.1           12.0           12.0
                                                     -------------  -------------  -------------  -------------  -------------
          Total..................................... (Yen) 3,244.3  (Yen) 2,115.7  (Yen) 2,115.7  (Yen) 1,229.3  (Yen) 1,229.3
                                                     =============  =============  =============  =============  =============
          Total loans............................... (Yen)41,012.2  (Yen)39,992.4  (Yen)39,992.4  (Yen)39,931.0  (Yen)39,931.0
                                                     =============  =============  =============  =============  =============
Nonaccrual and restructured loans, and accruing
  loans contractually past due 90 days or more as a
  percentage of total loans.........................          7.91%          5.29%          5.29%          3.08%          3.08%
                                                     =============  =============  =============  =============  =============

--------
 * Domestic loans within the "consumer" category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and we are now able to present a precise breakdown of the balance of such consumer loans at March 31, 2004 by the type of proprietor business. Such breakdown is presented below in accordance with our new classification:

                                                                              Banks and   Communication             Total
                                                                                other          and                 included
                                                Real              Wholesale   financial    information    Other       in
                   Manufacturing Construction  estate   Services  and retail institutions   services    industries Consumer
                   ------------- ------------ --------- --------- ---------- ------------ ------------- ---------- ---------
                                                                 (in billions)
Nonaccrual loans..   (Yen)1.6      (Yen)0.9   (Yen)52.3 (Yen)14.2  (Yen)5.8       --        (Yen)0.2        --     (Yen)75.0
Restructured loans        1.0           0.3        21.0       4.1       1.5       --              --        --          27.9

   Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal year-end dates.

The Bank of Japan changed its industry segment classification during the fiscal year ended March 31, 2003. For the purpose of comparison, the information as of March 31, 2003 and 2004 includes both loans outstanding by type of industry based on the prior fiscal years' industry segment classifications and the new industry segment classifications.

Total nonaccrual loans were (Yen)790.5 billion at March 31, 2004, a decrease of
(Yen)278.6 billion, or 26.1%, from (Yen)1,069.1 billion at March 31, 2003. This decrease was largely attributable to a decrease of (Yen)111.3 billion in domestic nonaccrual loans to borrowers in the wholesale and retail industry and a decrease of (Yen)73.4 billion in domestic nonaccrual loans to borrowers in the real estate industry. These decreases principally reflected sales and charge-offs of such loans during the fiscal year ended March 31, 2004.

Total restructured loans were (Yen)426.8 billion at March 31, 2004, a decrease of (Yen)601.7 billion, or 58.5%, from (Yen)1,028.5 billion at March 31, 2003. Restructured loans to most industry segments decreased substantially during the fiscal year ended March 31, 2004. The reasons are as follows:

..   The amount of newly identified nonperforming loans significantly decreased because of the general upturn in the Japanese economy as evidenced by the decrease in bankruptcy filings.

..   Many borrowers were upgraded mainly through our policy to support the borrowers' revival efforts.

..   We also made efforts to reduce nonperforming loans through collection.

The following table summarizes the balances of impaired loans and related impairment allowances at March 31, 2002, 2003 and 2004, excluding smaller-balance homogeneous loans:

                                                                        At March 31,
                                         --------------------------------------------------------------------------
                                                   2002                     2003                     2004
                                         ------------------------ ------------------------ ------------------------
                                             Loan      Impairment     Loan      Impairment     Loan      Impairment
                                            balance    allowance     balance    allowance     balance    allowance
                                         ------------  ---------- ------------  ---------- ------------  ----------
                                                                       (in billions)
Requiring an impairment allowance....... (Yen)2,757.5  (Yen)978.5 (Yen)1,855.6  (Yen)675.8 (Yen)  972.7  (Yen)380.9
Not requiring an impairment
  allowance.............................        372.7          --        133.0          --        144.7          --
                                         ------------  ---------- ------------  ---------- ------------  ----------
   Total................................ (Yen)3,130.2  (Yen)978.5 (Yen)1,988.6  (Yen)675.8 (Yen)1,117.4  (Yen)380.9
                                         ============  ========== ============  ========== ============  ==========
Percentage of the allocated allowance to
  total impaired loans..................         31.3%                    34.0%                    34.1%
                                         ============             ============             ============

In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of (Yen)3.2 billion, (Yen)3.2 billion and
(Yen)9.7 billion at March 31, 2002, 2003 and 2004, respectively.

Impaired loans decreased (Yen)871.2 billion, or 43.8%, from (Yen)1,988.6 billion at March 31, 2003 to (Yen)1,117.4 billion at March 31, 2004, reflecting decreases in nonaccrual loans and restructured loans as set forth above.

The percentage of the allocated allowance to total impaired loans at March 31, 2004 was 34.1%, an increase of 0.1 percentage points from 34.0% at March 31, 2003. The percentage of impairment allowance allocated to nonaccrual loans at March 31, 2004 was 35.9%, a decrease of 8.5 percentage points from 44.4% at March 31, 2003. The percentage of impairment allowance allocated to restructured loans at March 31, 2004 was 30.2%, an increase of 7.9 percentage points from 22.3% at March 31, 2003.

Based upon a review of borrowers' financial status, from time to time we grant various concessions to troubled borrowers at the borrowers' request, including reductions in the stated interest rates or the principal amount of loans, and extensions of the maturity date. According to our policies, such modifications are made to mitigate the near-term burden of the loans provided to the borrowers and to better match the payment terms with the borrower's expected future cash flows or, in cooperation with other creditors, to reduce the overall debt burden of the borrowers so that they may normalize their operations, in each case to improve the likelihood that the loans will be repaid in accordance with the revised terms. The nature and amount of the concessions depend on the particular financial condition of each borrower. In principle, however, we do not modify the terms of loans to borrowers that are considered "Likely to Become Bankrupt," "Virtually Bankrupt" or "Bankrupt" because in these cases there is little likelihood that the modification of loan terms would enhance recovery of the loans.

Allocated allowance for large groups of smaller-balance homogeneous loans

The allocated allowance for large groups of smaller-balance homogeneous loans is focused on loss experience for the pool rather than on an analysis of individual loans. Large groups of smaller-balance homogeneous loans primarily consist of first mortgage housing loans to individuals. The allowance for groups of performing loans is based on historical loss experience over a period. In determining the level of the allowance for delinquent groups of loans, we classify groups of homogeneous loans based on the risk rating and/or the number of delinquencies. We determine the credit loss allowance for delinquent groups of loans based on the probability of insolvency by the number of actual delinquencies and actual loss experience. The loss experience is usually determined by reviewing the historical loss rate. The allocated credit loss allowance for large groups of smaller-balance homogeneous loans was
(Yen)38.8 billion at March 31, 2004, a slight increase from (Yen)37.5 billion at March 31, 2003.

Allocated allowance for country risk exposure

The allocated credit loss allowance for country risk exposure is based on an estimate of probable losses relating to the exposure to countries that we identify as having a high degree of transfer risk. We use a country risk grading system that assigns risk ratings to individual countries. To determine the risk rating, we consider the instability of foreign currency and difficulties regarding debt servicing. The allowance is determined based on the assessment of individual country risks, taking into consideration various factors such as the political and macroeconomic situation and debt repayment capability. It is generally based on a function of default probability and expected recovery ratios, taking external credit ratings into account. The allocated allowance for country risk exposure decreased (Yen)6.6 billion from
(Yen)12.5 billion at March 31, 2003 to (Yen)5.9 billion at March 31, 2004. This decrease resulted from a decrease in credit exposure to the countries, including Argentina and Indonesia, which were subject to this allowance, and from worldwide business recovery.

The following is a summary of cross-border outstandings to counterparties* in major Asian and Latin American countries at March 31, 2003 and 2004:

                                               At March 31,
                                           ---------------------
                                              2003       2004
                                           ---------- ----------
                                               (in billions)
                Hong Kong................. (Yen)176.2 (Yen)300.6
                Singapore.................      257.2      211.4
                People's Republic of China      132.1      194.6
                South Korea...............      240.4      191.1
                Thailand..................      146.4      145.6
                Malaysia..................       84.0       84.7
                Philippines...............       46.9       41.2
                Indonesia.................       26.6       22.5
                Brazil....................      119.2       82.0
                Mexico....................       74.3       45.0
                Argentina.................       34.1       18.2

--------
* We recorded allocated allowance for country risk exposure for specific countries, not all of the countries above.

Formula allowance for substandard, special mention and unclassified loans

The formula allowance is calculated by applying estimated loss factors to outstanding substandard, special mention and unclassified loans. In evaluating of inherent loss for these loans, we rely on a statistical analysis that incorporates a percentage of total loans based on historical loss experience.

We have computed the formula allowance based on estimated credit losses using a methodology defined by the credit rating system. Estimated losses inherent in the loan portfolio at the balance sheet date are calculated by multiplying the default ratio by the irrecoverable ratio (determined as a complement of the recovery ratio). The default ratio is determined by each credit risk rating, taking into account the historical number of defaults of borrowers within each credit risk rating divided by the total number of borrowers within that credit risk rating existing at the beginning of the five-year observation period. The recovery ratio is determined by the historical experience of collections against loans in default.

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

Though there are a few technical differences in the methodology used for the allowance for credit losses as mentioned above, we examine overall sufficiency of the formula allowance periodically by back-test comparison with the actual results of loss experience subsequent to the balance sheet date.

The formula allowance decreased (Yen)104.3 billion from (Yen)309.5 billion at March 31, 2003 to (Yen)205.2 billion at March 31, 2004. This decrease was due to a reduction of some performing loans of which credit risk and percentage of allowance were comparatively high.

Unallocated allowance

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

The unallocated allowance decreased (Yen)4.8 billion from (Yen)23.3 billion at March 31, 2003 to (Yen)18.5 billion at March 31, 2004. This decrease primarily reflected improving economic factors and identifiable improving conditions in several specific sectors in the United States.

Allowance for Off-balance-sheet Credit Instruments

In addition to the allowance for credit losses on the loan portfolio, we maintain an allowance for credit losses on off-balance-sheet credit instruments, including commitments to extend credit, a variety of guarantees and standby letters of credit. This allowance is included in other liabilities. With regard to the specific allocated allowance for specifically identified credit exposure and the allocated formula allowance, we apply the same methodology that we use in determining the allowance for loan credit losses. The allowance for credit losses on off-balance-sheet credit instruments was (Yen)97.0 billion at March 31, 2004, an increase of
(Yen)28.1 billion, or 40.9%, from (Yen)68.9 billion at March 31, 2003. This increase is primarily due to the accelerated restructuring and downgrades of some borrowers to whom we had extended off-balance sheet credit.

Investment Portfolio

Our investment securities are primarily comprised of marketable equity securities and Japanese government and Japanese government agency bonds, which are mostly classified as available-for-sale securities. We also hold Japanese government bonds which are classified as securities being held to maturity.

We hold equity securities of some of our customers for strategic purposes, in particular to maintain long-term relationships with these customers. However, our current goal is to reduce our aggregate value of equity securities to approximately 50% of our Tier I capital by March 31, 2007, because we believe from a risk management perspective, reducing the price fluctuation risk in our equity portfolio is imperative. As of March 31, 2004, we already reduced the aggregate value of marketable equity securities under Japanese GAAP to 74% of our Tier I capital which satisfies the required level under the legislation forbidding banks from holding equity securities in excess of their Tier I capital after September 30, 2006. As part of our efforts to reduce our equity securities, in addition to sales in the stock market, we will continue to take into account other options such as sales to the Banks' Shareholdings Purchase Corporation and transfers to the exchange traded funds. In past years, before our equity portfolio's value was below our Tier I capital, we sold some of our equities to the Bank of Japan, which purchases equities only in excess of a bank's Tier I capital as a method to assist the bank to reduce its equity portfolio.

Investment securities increased (Yen)4.59 trillion, from (Yen)16.91 trillion at March 31, 2003 to (Yen)21.50 trillion at March 31, 2004.

Available-for-sale securities increased (Yen)3.49 trillion from (Yen)16.80 trillion at March 31, 2003 to (Yen)20.29 trillion at March 31, 2004. This increase was due primarily to an increase in amount of Japanese government bonds and an increase in the value of marketable equity securities. The increase in Japanese government bonds was partly due to the fact that our balance of deposits exceeded our loans, and Japanese government bonds were a viable investment option for us.

Net unrealized gains on available-for-sale securities included in the investment portfolio at March 31, 2003 and 2004 were (Yen)0.74 trillion and
(Yen)1.40 trillion, respectively. These net unrealized gains related principally to marketable equity securities and the increase in net unrealized gains reflected a significant improvement in the Japanese stock market at March 31, 2004, compared to March 31, 2003.

The amortized cost of securities being held to maturity increased (Yen)1.05 trillion from nil at March 31, 2003 to (Yen)1.05 trillion at March 31, 2004. This increase was due primarily to an increase in investment in Japanese government bonds.

In April 2003, we reassessed the appropriateness of the classification for the available-for-sale securities which had been acquired subsequent to September 2000, when we transferred our held-to-maturity securities to available-for-sale securities, and acquisitions thereafter had been classified as either available-for-sale or trading. As a result of reassessment, (Yen)50.4 billion of securities are reclassified as held-to-maturity. For further information regarding the transfer of held-to-maturity securities to available-for-sale securities in September 2000, see note 4 to our consolidated financial statements.

In addition to the reclassification of securities from available-for-sale to held-to-maturity as set forth above, during the fiscal year ended March 31, 2004, we started to classify a portion of our newly acquired debt securities into the held-to-maturity category to enable more stable fund management.

Subsequent to March 31, 2004, our bond portfolio value has experienced declines as long-term interest rates have risen in recent months. However, since stock and bond prices are inherently volatile, we are not able to estimate the expected impacts of fluctuations in these market prices on our future financial condition or results of operations.

We had an investment in shares of common stock issued by Mitsubishi Motors Corporation of (Yen)8.6 billion at March 31, 2004. These shares were classified as available-for-sale securities and were measured at fair value based on the quoted market price of (Yen)263 per share as of March 31, 2004. Subsequent to March 31, 2004, the per share quoted market price of Mitsubishi Motors Corporation declined to a level below (Yen)80 per share, after hitting over
(Yen)300 per share in mid-April. Based on a price level of around (Yen)100 per share in September 2004, a significant part of our investment has been lost subsequent to March 31, 2004.

Cash and Due from Banks

Cash and due from banks at March 31, 2004 was (Yen)2.76 trillion, a decrease of
(Yen)1.00 trillion from (Yen)3.76 trillion at March 31, 2003. The decrease in cash and due from banks was primarily attributable to a decrease in deposits with the Bank of Japan at the end of the fiscal year, due to an increase in investments in short-term Japanese government bonds at the end of the fiscal year.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions. Interest-earning deposits in other banks at March 31, 2004 were (Yen)3.19 trillion, a decrease of (Yen)0.46 trillion, from (Yen)3.65 trillion at March 31, 2003. This decrease primarily reflected a decrease in foreign currency deposits.

Deferred Tax Assets

Deferred tax assets decreased (Yen)0.56 trillion, or 43.0%, from (Yen)1.31 trillion at March 31, 2003 to (Yen)0.75 trillion at March 31, 2004. This decrease was due primarily to a decrease in existing deductible temporary differences. The decrease in existing deductible temporary differences reflected a decrease in allowance for credit losses and an increase in unrealized gains on investment securities available for sale. A decrease in net operating loss carryforwards, which is attributable to the existence of taxable income for the fiscal year ended March 31, 2004, also contributed to the decrease in deferred tax assets.

Total Liabilities

At March 31, 2004, total liabilities were (Yen)82.29 trillion, an increase of
(Yen)6.55 trillion, from (Yen)75.74 trillion at March 31, 2003. This increase primarily reflected increases of (Yen)3.27 trillion in total deposits and
(Yen)2.84 trillion in other short-term borrowings. This increase was partially offset by a decrease of (Yen)0.93 trillion in trading account liabilities, and a decrease in the yen values for liabilities denominated in the US dollar resulting from the appreciation of the yen as mentioned below.

The appreciation of the yen against the US dollar and other foreign currencies during the fiscal year ended March 31, 2004 decreased the yen values for liabilities denominated in foreign currencies by approximately (Yen)1.87 trillion.

Deposits

Deposits are our primary source of funds. Total average deposits increased
(Yen)3.84 trillion from (Yen)52.95 trillion for the fiscal year ended March 31, 2003 to (Yen)56.79 trillion for the fiscal year ended March 31, 2004. This increase reflected a (Yen)2.28 trillion increase in average domestic interest-bearing deposits and a (Yen)1.13 trillion increase in average domestic non-interest-bearing deposits.

Domestic deposits increased (Yen)1.55 trillion from (Yen)45.18 trillion at March 31, 2003 to (Yen)46.73 trillion at March 31, 2004, while foreign deposits increased (Yen)1.72 trillion from (Yen)10.09 trillion at March 31, 2003 to
(Yen)11.81 trillion at March 31, 2004.

Although the Deposit Insurance Corporation guarantees in full all current deposits, ordinary deposits and other specified deposits until March 31, 2005, under the Deposit Insurance Law amended in December 2002, the movements toward the reduction of blanket deposit insurance to a (Yen)10 million maximum, have led some depositors to transfer their deposits to more financially stable banks. The increase in our average domestic deposits for the fiscal year ended March 31, 2004 partly reflected such movements.

Short-term Borrowings

We use short-term borrowings as a funding source and in our management of interest rate risk. For management of interest rate risk, short-term borrowings are used in asset liability management operations to match interest rate risk exposure resulting from loans and other interest-earning assets and for managing funding costs of various financial instruments at an appropriate level as a whole, based on our forecast of future interest rate levels. Short-term borrowings include call money and funds purchased, payables under repurchase agreements, payables under lending transactions and other short-term borrowings.

The total average balance of short-term borrowings increased (Yen)2.43 trillion from (Yen)7.87 trillion for the fiscal year ended March 31, 2003 to (Yen)10.30 trillion for the fiscal year ended March 31, 2004.

Short-term borrowings increased (Yen)2.75 billion from (Yen)8.44 trillion at March 31, 2003 to (Yen)11.19 trillion at March 31, 2004. This increase was primarily attributable to an increase of 2.84 trillion in other short-term borrowings primarily due to an increase of funding from The Bank of Japan in connection with its daily money market operations.

Severance Indemnities and Pension Liabilities

We have defined benefit pension plans in Japan and overseas, which cover substantially all of our employees. In Japan, we have Employees' Pension Fund plans, which are defined benefit plans established under the Japanese Welfare Pension Insurance Law. These plans are composed of (a) a substitutional portion based on the pay-related part of the old-age pension benefits prescribed by the Japanese Welfare Pension Insurance Law (similar to social security benefits in the U.S.) and (b) a corporate portion based on a contributory defined benefit pension arrangement established at the discretion of each employer. An employer with an Employees' Pension Fund plan and its employees are exempt from contributions to Japanese Pension Insurance that would otherwise be required if they had not elected to fund the substitutional portion of the benefit through an Employees' Pension Fund plan arrangement. The Employee's Pension Fund plan, in turn, pays both the corporate and substitutional pension benefits to retired beneficiaries out of its plan assets. Benefits of the substitutional portion are based on a standard remuneration scheduled as determined by the Japanese Welfare Pension Insurance Law, but the benefits of the corporate portion are based on a formula determined by each employer's Employees' Pension Fund plan. In June 2001, the Japanese Welfare Insurance Law was amended to permit each employer's Employees' Pension Fund plan to separate the substitutional portion from its Employees' Pension Fund plan and transfer the obligation and related assets to the government. The separation process occurs in several phases.

As mentioned in "Item 5.A. Operating Results--Recent Developments--Planned Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," in August 2003, the government approved our application to transfer the obligation to pay benefits for future employee service related to the substitutional portion. Upon that approval, we began making pension insurance payments to the government and the government assumed the benefit obligations arising from future employee services. To complete the entire separation process, in August 2004, we made another application for transfer to the government of the remaining substitutional portion related to the benefit obligation for past services, but the timing of the approval is not known yet. Upon completion of the separation, the remaining substitutional obligation and related pension plan assets, determined pursuant to a government formula, will be transferred to a government agency, and we will be released from paying the remaining substitutional portion of the benefits to our employees. After the separation, both we and our employees will be required to make periodic contributions to the Japanese Pension Insurance, and the Japanese government will be responsible for all benefit payments earned under the Japanese Welfare Pension Insurance Law.

The impact on our financial statements of the transfer, which will be accounted for in accordance with EITF 03-2, discussed in "Item 5.A. Operating Results--Recently Issued Accounting Pronouncements," is not known and cannot be reasonably estimated until the completion of the transfer.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have shown a historically high rollover rate among our corporate customers and individual depositors. Due to the economic and financial environment in Japan, as well as to our relatively high financial standing in Japan, our deposits have steadily increased during recent years, from (Yen)51.83 trillion at March 31, 2002 to (Yen)58.54 trillion at March 31, 2004. As of March 31, 2004, our deposits of (Yen)58.54 trillion exceeded our loans, net of allowance for credit losses of (Yen)39.28 billion, by (Yen)19.26 billion. These deposits provide us with a sizable source of stable and low-cost funds. While approximately 59% of certificates of deposit and time deposits mature within three months, we continuously monitor relevant interest rate characteristics of these funds and utilize asset and liability management techniques to manage the possible impact of the rollovers on our net interest margin and liquidity. Our average deposits, combined with average shareholder's equity, funded 70.9% of our average total assets of (Yen)83.47 trillion during the fiscal year ended March 31, 2004.

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

Shareholder's Equity

The following table presents a summary of our shareholder's equity at March 31, 2003 and 2004:

                                                                 At March 31,
                                                          --------------------------
                                                              2003          2004
                                                          ------------  ------------
                                                             (in billions, except
                                                                 percentages)
Preferred stock.......................................... (Yen)  122.1  (Yen)  122.1
Common stock.............................................        749.9         749.9
Capital surplus..........................................        815.2         814.5
Retained earnings........................................        434.2         887.0
Accumulated other changes in equity from nonowner sources       (183.9)        199.3
Less parent company's stock, at cost.....................         (1.8)         (0.7)
                                                          ------------  ------------
   Total shareholder's equity............................ (Yen)1,935.7  (Yen)2,772.1
                                                          ============  ============
Ratio of total shareholder's equity to total assets......         2.49%         3.26%

Total shareholder's equity increased (Yen)836.4 billion, or 43.2%, from
(Yen)1,935.7 billion at March 31, 2003 to (Yen)2,772.1 billion at March 31, 2004, and the ratio of total shareholder's equity to total assets also showed an increase of 0.77 percentage points from 2.49% at March 31, 2003 to 3.26% at March 31, 2004. The increase in total shareholder's equity for the fiscal year ended March 31, 2004, and the resulting increase in the ratio to total assets, were principally attributable to an increase of (Yen)452.8 billion in retained earnings, resulting from net income for the fiscal year ended March 31, 2004 and an increase of (Yen)361.0 billion in net unrealized gains on investment securities available for sale, net of taxes, recorded as part of accumulated other changes in equity from nonowner sources.

Due to our holdings of a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our shareholder's equity. The following table presents information relating to the accumulated net unrealized gains before tax effect in respect of marketable equity securities at March 31, 2003 and 2004:

                                                          At March 31,
                                                    ------------------------
                                                       2003         2004
                                                    ----------  ------------
                                                      (in billions, except
                                                          percentages)
   Accumulated net unrealized gains................ (Yen)608.7  (Yen)1,321.5
   Accumulated net unrealized gains to total assets       0.78%         1.55%

The increase in accumulated net unrealized gains on marketable equity securities at March 31, 2004 was mainly due to the improvement in the Japanese stock market compared to the previous fiscal year.

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

Capital Requirements for Banking Institutions in Japan

A Japanese banking institution is subject to the minimum capital adequacy requirements both on a consolidated basis and a stand-alone basis, and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary under the control of another company. Under the Financial Services Agency's guidelines, capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. Our Tier I capital generally consists of shareholder's equity items, including common stock, non-cumulative preferred stocks, capital surplus, minority interests and retained earnings (which includes deferred tax assets), but recorded goodwill and other items, such as treasury stock, are deducted from Tier I capital. Our Tier II generally consists of general reserves for credit losses up to 1.25% of risk-weighted assets, 45% of the unrealized gains on investment securities available for sale, 45% of the land revaluation excess, the balance of perpetual subordinated debt and the balance of subordinated term debt with an original maturity of over five years subject to certain limitations, up to 50% of Tier I capital. Our Tier III capital consists of short-term subordinated debt with an original maturity of at least two years, subject to certain limitations. At least 50% of the minimum capital requirements must be maintained in the form of Tier I capital.

Under the Japanese regulatory capital requirements, our consolidated capital components, including Tier I, Tier II and Tier III and risk-weighted assets are calculated from our consolidated financial statements prepared under

Japanese GAAP. Also, each of the consolidated and stand-alone capital components in Japan is calculated from consolidated and non-consolidated financial statements prepared under Japanese GAAP, respectively.

For a detailed discussion of the capital adequacy guidelines adopted by the Financial Service Agency and proposed amendments, see "Item 4.B. Information on the Company--Business Overview--Supervision and Regulation--Japan--Capital Adequacy."

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

Capital Requirements for Securities Firms in Japan and Overseas

We have securities subsidiaries in Japan and overseas, which are also subject to regulatory capital requirements. In Japan, the Securities and Exchange Law of Japan and related ordinance require securities firms to maintain a minimum capital ratio of 120% calculated by as a percentage of capital accounts less certain illiquid assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operations risks. Specific guidelines are issued as a ministerial ordinance which detail the definition of essential components of the capital ratios, including capital, illiquid assets deductions, risks and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of 100% or less may lead to a suspension of all or part of the business for a period of time and cancellation of a license. Overseas securities subsidiaries are subject to the relevant regulatory capital requirements of the countries or jurisdictions in which they operate. At March 31, 2004, Mitsubishi Securities's capital accounts, less certain illiquid assets of (Yen)397.8 billion, were 403.2% of total amounts equivalent to market, counterparty credit and operations risks.

Our Capital Ratios

The table below presents our consolidated risk-based capital, risk-adjusted assets and risk-based capital ratios at March 31, 2003 and 2004 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency):

                                                              At March 31,
                                                      --------------------------------  Minimum capital
                                                           2003             2004        ratios required
                                                       -------------    -------------   ---------------
                                                      (in billions, except percentages)
Capital components:
   Tier I capital.................................... (Yen) 2,400.2    (Yen) 2,876.0
   Tier II capital includable as qualifying capital..       2,291.3          2,415.3
   Tier III capital includable as qualifying capital.          30.0             30.0
   Deductions from total qualifying capital..........          33.8             41.7
   Total risk-based capital..........................       4,687.7          5,279.6
Risk-weighted assets.................................      44,903.0         44,093.8
Capital ratios:
   Tier I capital....................................          5.34%            6.52%        4.00%
   Total risk-based capital..........................         10.43            11.97         8.00

Our total risk-based capital ratio increased 1.54 percentage points from 10.43% at March 31, 2003 to 11.97% at March 31, 2004. This increase was due primarily to an increase in Tier I capital, which primarily resulted from an increase in retained earnings.

Capital Ratios of Subsidiary Banks in the United States

The table below presents the risk-based capital ratios of UnionBanCal Corporation and Union Bank of California at December 31, 2002 and 2003:

                                                  At December 31,                     Ratios OCC
                                                  --------------  Minimum capital   requires to be
                                                   2002    2003   ratios required "well-capitalized"
                                                  -----   -----   --------------- ------------------
UnionBanCal Corporation:
   Tier I capital (to risk-weighted assets)...... 11.18%  11.31%       4.00%               --
   Tier I capital (to quarterly average assets)*.  9.75    9.03        4.00                --
   Total capital (to risk-weighted assets)....... 12.93   14.14        8.00                --
Union Bank of California:
   Tier I capital (to risk-weighted assets)...... 10.37%  10.44%       4.00%             6.00%
   Tier I capital (to quarterly average assets)*.  9.01    8.30        4.00              5.00
   Total capital (to risk-weighted assets)....... 11.87   11.88        8.00             10.00

--------
* Excludes certain intangible assets.

Management believes that, as of December 31, 2003, UnionBanCal Corporation and Union Bank of California met all capital adequacy requirements to which they are subject.

As of December 31, 2003, Union Bank of California was categorized as "well-capitalized" under the regulatory framework for prompt corrective action in accordance with the notification from the OCC. To be categorized as "well capitalized," Union Bank of California must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Union Bank of California's category.

Off-balance-sheet Arrangements

In the normal course of our business, we engage in several types of off-balance-sheet arrangements to meet the financing needs of our customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The following table summarizes these commitments at March 31, 2004:

                                                              Amount of commitment expiration by period
                                                       --------------------------------------------------------
                                                        Less than     1-3        4-5       Over 5
                                                         1 year      years      years      years       Total
                                                       ----------- ---------- ---------- ---------- -----------
                                                                            (in billions)
Guarantees:
   Standby letters of credit and financial guarantees. (Yen) 1,043 (Yen)  357 (Yen)  252 (Yen)  909 (Yen) 2,561
   Performance guarantees.............................         654        327        126         85       1,192
   Liquidity facilities...............................         555         --         --         --         555
   Derivative instruments.............................      16,135      2,460      1,557        579      20,731
   Others.............................................         309         --         --         --         309
                                                       ----------- ---------- ---------- ---------- -----------
       Total guarantees...............................      18,696      3,144      1,935      1,573      25,348
Other off-balance-sheet instruments:
   Commitments to extend credit.......................      16,827      3,500      2,009        521      22,857
   Commercial letters of credit.......................         376          1          0          0         377
   Others.............................................         207          0          2         36         245
                                                       ----------- ---------- ---------- ---------- -----------
       Total other off-balance-sheet instruments......      17,410      3,501      2,011        557      23,479
                                                       ----------- ---------- ---------- ---------- -----------
       Total.......................................... (Yen)36,106 (Yen)6,645 (Yen)3,946 (Yen)2,130 (Yen)48,827
                                                       =========== ========== ========== ========== ===========

See note 23 to our consolidated financial statements for a description of the nature of our guarantees and other off-balance-sheet instruments.

The contractual amounts of these guarantees and other off-balance-sheet instruments represent the amounts at risk should the contracts be fully drawn upon with a subsequent default by our customer and a decline in the value of the underlying collateral. Because many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. At March 31, 2004, approximately 74% of these commitments will expire within one year, 22% from one year to five years and 4% after five years. Such risks are monitored and managed as a part of our risk management system as set forth in "Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk." In addition, in accordance with SFAS No. 5, "Accounting for Contingencies," we evaluate off-balance-sheet arrangement in the manner described in note 1 to our consolidated financial statements.

In the aggregate, the income generated from fees and commissions is one of our most important sources of revenue. Such income amounted to (Yen)440.9 billion during the fiscal year ended March 31, 2004, accounting for approximately 45% of our non-interest income for the fiscal year. However, the fees generated specifically from off-balance-sheet arrangements are not a dominant source of our fees and commissions.

Some of our off-balance-sheet arrangements are related to activities of special purpose entities, most of which are VIEs. As set out in "Item 5.A. Operating Results--Accounting Changes--Variable Interest Entities," we have not applied FIN No. 46 and/or FIN No. 46R to entities created before February 1, 2003. Accordingly, such entities were not consolidated as of March 31, 2004. Off-balance-sheet arrangements include the following types of special purpose entities.

Asset-backed Commercial Paper Conduits

We administer several third-party owned, multi-seller finance companies (primarily asset-backed commercial paper conduits) that purchase financial assets, primarily pools of receivables, from third-party customers. Assets purchased by these conduits are generally funded by issuing commercial paper, or partly by borrowings from us or third parties. While customers basically continue to service the transferred trade receivables, we underwrite, distribute, make a market in commercial paper issued by the conduits, provide liquidity and credit support facilities to the entities. These conduits earn profits from the interest rate spread between receivables purchased and commercial paper issued. These earnings are used to cover credit losses, taxes, professional fees and other administrative expenses. The residual interest, if any, is distributed to us annually in the form of back-end fees.

We provide liquidity facilities that are to be used in the event of any disruption in the commercial paper market and/or to manage mismatches in cash flows between the redemption of the commercial paper and the collection of the trade receivables. In addition, we provide credit support facilities for the full and timely payment of maturing commercial paper. We also act as a dealer for the commercial paper program and distribute it primarily to institutional investors. We occasionally hold the commercial paper in our trading account portfolio before marketing them to third party investors. The average holding period of the commercial paper before distribution to third party investors is approximately 9 days.

The total assets of the special purpose entities to which we provide liquidity facilities were (Yen)3,116.3 billion at March 31, 2003 and (Yen)2,974.9 billion at March 31, 2004. We provided liquidity and credit enhancements that were available for the redemption of outstanding commercial paper in the amounts of
(Yen)2,352.8 billion at March 31, 2003 and (Yen)2,253.7 billion at March 31, 2004. We also held in our portfolio of trading securities commercial paper issued by these entities in the amounts of (Yen)1,004.9 billion at March 31, 2003 and (Yen)1,423.6 at March 31, 2004. Moreover, we provided liquidity advance fund in the amount of (Yen)113.8 billion at March 31, 2004.

Securitization of Client Properties

We administer several third-party owned conduits that purchase clients assets, primarily buildings and lands, from third-party customers. Assets purchased by these conduits are generally funded by investments under partnership agreements from customers or by borrowings from us or third-parties. While the customers basically continue to use the transferred real estate by lease-back agreements, the customers that invest in conduits absorb the expected losses of the conduits. With regard to transactions with these entities, we earn fee in return for administration and interest on loan to the entities.

We, as a non-primary beneficiary, had variable interests in this type of entities, with total assets of (Yen)689.6 billion as of March 31, 2004, and are exposed to maximum loss of (Yen)174.8 billion, which will realize in case our loan to entities are not collected unexpectedly.

Investment Funds

We hold equity or other forms of interest in various investment funds that invest in equity and debt securities, including listed Japanese securities and investment grade bonds and, to a limited extent, other types of assets. In addition to such interests, we have commitments to provide additional investments to these funds as stipulated in the applicable investment agreements. We intend to seek gain on our investment into such funds, while we are exposed to the risk of losing the value of our investment.

We occasionally sell assets such as nonperforming loans to these funds, in particular the Corporate Recovery Fund, when we believe that such sale may improve our asset quality.

Corporate Recovery Fund. We have non-controlling equity interests in corporate recovery funds whose principal business purpose is to generate profits by investing in companies in the process of restructuring and then, typically, selling these investments after the companies complete their restructurings. Such funds purchase nonperforming loans from us or others and in some cases acquire majority ownership in the borrower companies by means of a debt-for-equity swap. Our non-voting interests in these funds amounted to
(Yen)6.6 billion at

March 31, 2003 and (Yen)32.7 billion at March 31, 2004, respectively. In addition, at March 31, 2004, we had commitments to make additional contributions of up to (Yen)17.0 billion to these funds.

The total assets of the corporate recovery funds in which we have interests were approximately (Yen)21.1 billion at March 31, 2003 and (Yen)123.5 billion at March 31, 2004. We sold to corporate recovery funds nonperforming loans with an aggregate net book value of (Yen)7.0 billion for (Yen)4.1 billion during the fiscal year ended March 31, 2003 and an aggregate net book value of (Yen)2.2 billion for (Yen)1.6 billion during the fiscal year ended March 31, 2004. For a detailed discussion on additional provisions for credit losses associated with the sale of such loans, see "--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans."

Venture Capital Fund. We own non-controlling equity interests in investment funds managed by fund management companies who have discretionary investment powers. These funds seek to invest in start-up companies or companies that are rapidly developing. The aggregate assets of these funds were approximately
(Yen)1,291.9 billion at March 31, 2004. We made contributions to these funds amounting to (Yen)70.5 billion at March 31, 2004. At March 31, 2004, in accordance with the applicable limited partnership agreements, we had commitments to make additional contributions of up to (Yen)12.4 billion when required by the fund management companies.

Investment Trust. We purchase the share units of investment trusts as mid- to long-term investments. These investment trusts are managed by investment advisory companies with the objective of investing in a diversified portfolio consisting of equity and debt securities, primarily shares of Japanese public companies. At March 31, 2004, our share units in investment trusts amounted to approximately (Yen)464.4 billion, which is equal to our maximum loss exposure. Generally, we are not obligated to invest in or extend funds by purchasing additional share units and our off-balance-sheet exposures or commitments relating to this type of special purpose entity were not material.

Special Purpose Entities Created for Structured Financing

We extend non-recourse asset-backed loans to special purpose entities, which hold beneficial interests in real properties, to provide financing for special purpose projects including real estate development and natural resource development managed by third parties. We generally act as a member of a lending group and do not have any equity investment in the entities, which is typically provided by project owners. We earn profit by arrangement fee and interest on non-recourse asset-backed loans to these entities.

We, as a non-primary beneficiary, had variable interests in this type of entities, with total assets of (Yen)10,131.5 billion, as of March 31, 2004, and are exposed to maximum loss of (Yen)547.4 billion, which will possibly realize if our loans to entities are not collected in accordance with the contractual terms.

Repackaged Instruments

We repackage financial instruments to create new financial instruments with features that match our customers' needs and preferences. We purchase financial instruments such as bonds and transfer them to special purpose entities which then issue new instruments. The special purpose entities may enter into derivative transactions including interest rate and currency swaps with us or other financial institutions to modify the cash flows of the underlying financial instruments. We underwrite and market to our customers the new instruments issued by the special purpose entities. With regard to transactions with these entities, we earn revenues by sales of securities, derivative transactions or arrangement fee. In addition, we may purchase asset-backed securities and credit linked notes issued by entities managed by third parties. At March 31, 2004, the total assets of these entities were estimated as
(Yen)1,517.4 billion and our maximum exposure to loss as a result of its involvement with such entities were estimated as (Yen)384.8 billion.

Contractual Cash Obligations

In the normal course of our business, we enter into contractual agreements whereby we commit to future purchases of products or services from unaffiliated parties. The following table shows a summary of our contractual cash obligations at March 31, 2004:

                                               Payments due by period
                              --------------------------------------------------------
                               Less than     1-3                  Over 5
                                1 year      years     4-5years    years       Total
                              ----------- ---------- ---------- ---------- -----------
                                                   (in billions)
Contractual cash obligations:
   Time deposits............. (Yen)21,704 (Yen)3,174 (Yen)  575 (Yen)   44 (Yen)25,497
   Debentures................         266         --         --         --         266
   Long-term debt............         595      1,309        820      2,313       5,037
   Capital lease obligations.          18         24          6          3          51
   Operating leases..........          13         23         16         25          77
   Purchase obligations......           1          1          1         33          36
                              ----------- ---------- ---------- ---------- -----------
       Total................. (Yen)22,597 (Yen)4,531 (Yen)1,418 (Yen)2,418 (Yen)30,964
                              =========== ========== ========== ========== ===========

Purchase obligations include any legally binding contractual obligations that require us to spend more than (Yen)100 million annually under the contract. Purchase obligations in the table primarily include commitments to make investments into corporate recovery or private equity investment funds.

Non-exchange Traded Contracts Accounted for at Fair Value

The use of non-exchange traded or over-the-counter contracts provides us with the ability to adapt to the varied requirements of a wide customer base while mitigating market risks. Non-exchange traded contracts are accounted for at fair value, which is generally based on pricing models or quoted market prices for instruments with similar characteristics. Gains or losses on non-exchange traded contracts are included in "Trading account profits--net" in our consolidated statements of operations. These contracts consist primarily of crude oil commodity contracts. The following table summarizes the changes in fair value of non-exchange traded contracts for the fiscal years ended March 31, 2003 and 2004:

                                                                                          Fiscal years ended
                                                                                               March 31,
                                                                                       ------------------------
                                                                                           2003         2004
                                                                                       -----------  -----------
                                                                                             (in millions)
Net fair value of contracts outstandings at beginning of fiscal year.................. (Yen)  (568) (Yen)10,275
Changes attributable to contracts realized or otherwise settled during the fiscal year      (3,599)      (8,467)
Fair value of new contracts when entered into during the fiscal year..................          (8)         (23)
Other changes in fair value, principally revaluation at end of fiscal year............      14,450       10,269
                                                                                       -----------  -----------
Net fair value of contracts outstandings at end of fiscal year........................ (Yen)10,275  (Yen)12,054
                                                                                       ===========  ===========

During the fiscal years ended March 31, 2003 and 2004, the fair value of non-exchange traded contracts increased primarily due to an increase in the fair value of oil commodity contracts indexed to the Brent crude oil and WTI crude oil prices, reflecting political factors in the Middle East and other factors.

The following table summarizes the maturities of non-exchange traded contracts at March 31, 2004:

                                       Net fair value of contracts--
                                             unrealized gains
                                     ---------------------------------
                                                      Prices based on
                                     Prices actively models and other
                                         quoted      valuation methods
                                     --------------- -----------------
                                               (in millions)
          Maturity less than 1 year.   (Yen) 5,415       (Yen)167
          Maturity less than 3 years         2,284            238
          Maturity less than 5 years         1,321            189
          Maturity 5 years or more..         2,440              0
                                       -----------       --------
             Total fair values......   (Yen)11,460       (Yen)594
                                       ===========       ========

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

See the discussions under Items 5.A. and 5.B. of this Annual Report.

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

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management

The following table sets forth the members of our board of directors as of July 31, 2004, together with their respective dates of birth and positions.

Name                  Date of Birth   Business activities performed inside and outside Bank of Tokyo-Mitsubishi
----                  -------------   -------------------------------------------------------------------------
+Shigemitsu Miki    April 4, 1935          Mr. Miki has served as Chairman of Bank of Tokyo-Mitsubishi since June 2004 and as a board member of Bank of Tokyo-
                                           Mitsubishi since April 1996. He served as President of Bank of
                                           Tokyo-Mitsubishi from June 2000 to June 2004 and as a
                                           Deputy President from May 1997 to June 2000. Mr. Miki has
                                           served as a director of Mitsubishi Tokyo Financial Group, Inc.
                                           since April 2001 and served as President of Mitsubishi Tokyo
                                           Financial Group, Inc. from April 2001 to June 2004. He has also served as a Corporate Auditor of Millea Holdings, Inc.
                                           since April 2002 and as a Corporate Auditor of Mitsubishi
                                           Motors Corporation and Mitsubishi Corporation since June
                                           2004.

+Nobuo Kuroyanagi   December 18, 1941      Mr. Kuroyanagi has served as President of Bank of Tokyo-
                                           Mitsubishi since June 2004. He served as a Deputy President of
                                           Bank of Tokyo-Mitsubishi from June 2002 to June 2004, as a non-board member Managing Director of Bank of Tokyo-
                                           Mitsubishi from June 2001 to June 2002 and as a Managing
                                           Director of Bank of Tokyo-Mitsubishi from June 1996 to May
                                           2001. Mr. Kuroyanagi served as a board member of Bank of
                                           Tokyo-Mitsubishi from April 1996 to June 2001 and has served as a board member since June 2002. He has served as a
                                           Director of Mitsubishi Tokyo Financial Group, Inc. since June
                                           2003 and as President and Chief Executive Officer of
                                           Mitsubishi Tokyo Financial Group, Inc. since June 2004.

+Takahiro Moriguchi May 22, 1944           Mr. Moriguchi has served as a Deputy President of Bank of
                                           Tokyo-Mitsubishi since May 2003. He has served as a board
                                           member of Bank of Tokyo-Mitsubishi since April 1996, served as a Managing Director of Bank of Tokyo-Mitsubishi from
                                           June 2000 to May 2003 and as President and Chief Executive
                                           Officer of UnionBanCal Corporation from May 1997 to June
                                           2001.

+Naotaka Obata      October 15,1944        Mr. Obata has served as a Deputy President of Bank of Tokyo-
                                           Mitsubishi since June 2004. He served as a non-board member
                                           Senior Managing Director of Bank of Tokyo-Mitsubishi from
                                           January 2004 to June 2004, as a non-board member Managing
                                           Director of Bank of Tokyo-Mitsubishi from June 2001 to
                                           December 2003 and as a Managing Director of Bank of Tokyo-
                                           Mitsubishi from May 1999 to June 2001. Mr. Obata served as a board member of Bank of Tokyo-Mitsubishi from April 1996
                                           to June 2001 and has served as a board member since June
                                           2004.

Name                 Date of Birth   Business activities performed inside and outside Bank of Tokyo-Mitsubishi
----                 -------------   -------------------------------------------------------------------------

++Masayuki Tanaka   April 5, 1944          Mr. Tanaka has served as a Deputy President of Bank of
                                           Tokyo-Mitsubishi since June 2004 and as Chief Executive of the Operation Service Business Unit and System Services
                                           Business Unit of Bank of Tokyo-Mitsubishi since May 2002
                                           and as Chief Executive of the eBusiness & IT Initiatives Unit
                                           of Bank of Tokyo-Mitsubishi since May 2003. Mr. Tanaka has served as a board member of Bank of Tokyo-Mitsubishi since
                                           April 1996, served as a Senior Managing Director of Bank of
                                           Tokyo-Mitsubishi from January 2004 to June 2004 and served as a Managing Director of Bank of Tokyo-Mitsubishi from
                                           May 1999 to December 2003.

++Norimichi Kanari  December 4, 1946       Mr. Kanari has served as a Managing Director of Bank of
                                           Tokyo-Mitsubishi since June 2001 and as President and Chief
                                           Executive Officer of UnionBanCal Corporation and Union
                                           Bank of California, N.A. since July 2001. Mr. Kanari has
                                           served as a board member of Bank of Tokyo-Mitsubishi since
                                           June 1997.

+Yoshihiro Watanabe July 26,1947           Mr. Watanabe has served as a Managing Director of Bank of
                                           Tokyo-Mitsubishi since June 2004 and as Chief Executive of the Global Corporate Banking Business Unit since May 2004.
                                           He served as a non-board member Managing Director of Bank
                                           of Tokyo-Mitsubishi from June 2001 to June 2004 and served as a Managing Director of Bank of Tokyo-Mitsubishi from
                                           May 2001 to June 2001. Mr. Watanabe served as a board
                                           member of Bank of Tokyo-Mitsubishi from June 1997 to June
                                           2001 and has served as a board member since June 2004.

+Katsunori Nagayasu April 6, 1947          Mr. Nagayasu has served as a Managing Director of Bank of
                                           Tokyo-Mitsubishi since June 2002 and as Chief Executive of the Commercial Banking Business Unit since May 2004. He
                                           served as a Managing Director of The Mitsubishi Trust and
                                           Banking Corporation from October 2001 to June 2002 and as a
                                           Managing Director of Nippon Trust Bank Limited from June
                                           2000 to September 2001. Mr. Nagayasu served as a board
                                           member of Bank of Tokyo-Mitsubishi from June 1997 to June
                                           2000 and has served as a board member since June 2002.

++Ryuichi Murata    April 12, 1948         Mr. Murata has served as a Managing Director of Bank of
                                           Tokyo-Mitsubishi since June 2003 and as Chief Executive of the Retail Banking Business Unit of Bank of Tokyo-Mitsubishi
                                           since May 2003. He served as a non-board member Managing
                                           Director of Bank of Tokyo-Mitsubishi from May 2002 to June
                                           2003 and as a non-board member Director from June 2001 to
                                           May 2002. Mr. Murata served as a board member of Bank of
                                           Tokyo-Mitsubishi from June 1998 to June 2001 and has served as a board member since June 2003.

Name                    Date of Birth   Business activities performed inside and outside Bank of Tokyo-Mitsubishi
----                    -------------   -------------------------------------------------------------------------

+Yoshinobu Onishi     June 9, 1947            Mr. Onishi has served as a Managing Director of Bank of
                                              Tokyo-Mitsubishi since June 2002 and as Chief Executive of the Treasury Unit of Bank of Tokyo-Mitsubishi since May
                                              2002. He served as a non-board member Managing Director of
                                              Bank of Tokyo-Mitsubishi from May 2002 to June 2002 and
                                              also served as a non-board member Director of Bank of
                                              Tokyo-Mitsubishi from June 2001 to May 2002. Mr. Onishi
                                              served as a board member of Bank of Tokyo-Mitsubishi from
                                              June 1998 to June 2001 and has served as a board member
                                              since June 2002.

+Fumiyuki Akikusa     October 9,1949          Mr. Akikusa has served as a Managing Director of Bank of
                                              Tokyo-Mitsubishi since June 2004 and as Chief Executive of the Investment Banking & Asset Management Business Unit of
                                              Bank of Tokyo-Mitsubishi since May 2004. He served as a
                                              non-board member Managing Director of Bank of
                                              Tokyo-Mitsubishi from May 2003 to June 2004 and served as a non-board member Director from June 2001 to May 2003. Mr.
                                              Akikusa served as a board member of Bank of
                                              Tokyo-Mitsubishi from June 2000 to June 2001 and has served as a board member since June 2004.

++Tetsuo Iwata        April 30, 1948          Mr. Iwata has served as a Managing Director of Bank of
                                              Tokyo-Mitsubishi in charge of the Corporate Center since May
                                              2004. He has served as a Managing Director of Bank of
                                              Tokyo-Mitsubishi since June 2003, served as a non-board
                                              member Managing Director of Bank of Tokyo-Mitsubishi from
                                              May 2003 to June 2003 and as a non-board member Director
                                              from June 2001 to May 2003. Mr. Iwata served as a board
                                              member of Bank of Tokyo-Mitsubishi from June 1999 to June
                                              2001 and has served as a board member since June 2003. He
                                              has also served as a Director of Mitsubishi Tokyo Financial
                                              Group, Inc. since June 2003.

++Toshihiro Kashizawa September 5, 1948       Mr. Kashizawa has served as a Managing Director of Bank of
                                              Tokyo-Mitsubishi in charge of the Corporate Center since June
                                              2003. He served as a non-board member Managing Director of
                                              Bank of Tokyo-Mitsubishi in charge of the Corporate Center from May 2003 to June 2003 and served as a non-board
                                              member Director of Bank of Tokyo-Mitsubishi from June 2001 to May 2003. Mr. Kashizawa has served as a board member of
                                              Bank of Tokyo-Mitsubishi since June 2003.

+Hajime Sugizaki      April 3, 1945           Mr. Sugizaki has served as a Director of Bank of
                                              Tokyo-Mitsubishi since June 2004. He has also served as a
                                              Senior Managing Director and Chief Financial Officer of
                                              Mitsubishi Tokyo Financial Group, Inc. since April 2004 and as a board member of Mitsubishi Tokyo Financial Group, Inc.
                                              since April 2001. He served as a Senior Managing Director of
                                              Mitsubishi Trust and Banking Corporation from June 2001 to
                                              April 2004 and as a Managing Director of Mitsubishi Trust and
                                              Banking Corporation from June 1999 to June 2001.

The following table sets forth our corporate auditors as of July 31, 2004, together with their respective dates of birth and positions.

Name                 Date of Birth  Business activities performed inside and outside Bank of Tokyo-Mitsubishi
----                 -------------  -------------------------------------------------------------------------
(mu)Yutaka Hasegawa October 8, 1939       Mr. Hasegawa has served as a full-time Corporate Auditor of
                                          Bank of Tokyo-Mitsubishi since June 2001. He served as
                                          President of The Diamond Business Consulting Co., Ltd. from
                                          June 1998 to June 2001 and as a Managing Director of Bank of
                                          Tokyo-Mitsubishi from April 1996 to June 1998.

hHaruo Kimura       August 9, 1943        Mr. Kimura has served as a full-time Corporate Auditor of
                                          Bank of Tokyo-Mitsubishi since June 2003. He served as a
                                          non-board member Managing Director of Bank of
                                          Tokyo-Mitsubishi from June 2001 to June 2003. Mr. Kimura
                                          also served as a Managing Director of Bank of Tokyo-
                                          Mitsubishi from June 1998 to June 2001.

hYutaka Nishizawa    September 22,1950 Mr. Nishizawa has served as a full-time Corporate Auditor of
                                       Bank of Tokyo-Mitsubishi since June 2003. He served as a
                                       non-board member Director of Bank of Tokyo-Mitsubishi from
                                       June 2001 to June 2003. Mr. Nishizawa also served as a
                                       Director of Bank of Tokyo-Mitsubishi from June 2000 to June
                                       2001.

hSetsuo Uno          April 29, 1942    Mr. Uno has served as a Corporate Auditor of Bank of Tokyo-
                                       Mitsubishi and as a full-time Corporate Auditor of Mitsubishi
                                       Tokyo Financial Group, Inc. since June 2003. He served as a
                                       Senior Managing Director of Mitsubishi Tokyo Financial
                                       Group, Inc. from April 2001 to June 2003. Mr. Uno also served as a Managing Director of Bank of Tokyo-Mitsubishi from
                                       May 1997 to April 2001.

(mu)Tetsuya Nakagawa September 24,1951 Mr. Nakagawa has served as a Corporate Auditor of Bank of
                                       Tokyo-Mitsubishi since June 2004. He has also served as a
                                       Corporate Auditor of Moritex Corporation since May 1997 and has practiced as an attorney-at-law since April 1977.

The following table sets forth our Directors who are not board members as of July 31, 2004, together with their respective dates of birth and positions.

Name            Date of birth Business activities performed inside and outside Bank of Tokyo-Mitsubishi
----            ------------- -------------------------------------------------------------------------

++Ichiro Terato  May 1, 1946         Mr. Terato has served as General Manager of the Osaka
                                     Commercial Banking Office of Bank of Tokyo-Mitsubishi and
                                     as a non-board member Managing Director of Bank of Tokyo-
                                     Mitsubishi since May 2003. He served as a Managing Director of Bank of Tokyo-Mistubishi from June 2000 to May 2003.
                                     Mr. Terato served as a board member of Bank of Tokyo-
                                     Mitsubishi from June 1996 to May 2003.

Name                   Date of birth   Business activities performed inside and outside Bank of Tokyo-Mitsubishi
----                   -------------   -------------------------------------------------------------------------

++Shota Yasuda       July 23, 1948           Mr. Yasuda has served as Group Head of the Corporate
                                             Banking Group of Bank of Tokyo-Mitsubishi since July 2004.
                                             He has served as a non-board member Managing Director of
                                             Bank of Tokyo-Mitsubishi since May 2002. He served as a
                                             non-board member Director of Bank of Tokyo-Mitsubishi from
                                             June 2001 to May 2002 and served as a board member of Bank of Tokyo-Mitsubishi from June 1998 to June 2001.

++Kyota Ohmori       March 14,1948           Mr. Ohmori has served as Chief Executive Officer for the
                                             Americas of Bank of Tokyo-Mitsubishi and as a non-board
                                             member Managing Director of Bank of Tokyo-Mitsubishi since
                                             May 2004. He served as a Managing Director of Bank of
                                             Tokyo-Mitsubishi from June 2003 to May 2004, as a non-board member Managing Director of Bank of Tokyo-Mitsubishi from
                                             May 2003 to June 2003 and as a non-board member Director of
                                             Bank of Tokyo-Mitsubishi from June 2001 to May 2003. Mr.
                                             Ohmori served as a board member of Bank of Tokyo-
                                             Mitsubishi from June 1999 to June 2001 and from June 2003 to
                                             May 2004.

++Tadashi Yanagisawa June 10, 1946           Mr. Yanagisawa has served as Chief Executive Officer for
                                             Europe, Middle East & Africa of Bank of Tokyo-Mitsubishi
                                             and as a non-board member Managing Director of Bank of
                                             Tokyo-Mitsubishi since May 2003. He served as a non-board
                                             member Director of Bank of Tokyo-Mitsubishi from June 2001 to May 2003 and as a board member of Bank of Tokyo-
                                             Mitsubishi from June 1999 to June 2001.

++Saburo Sano        May 24, 1949            Mr. Sano has served as General Manager of the Nagoya
                                             Commercial Banking Office of Bank of Tokyo-Mitsubishi and
                                             as a non-board member Managing Director of Bank of Tokyo-
                                             Mitsubishi since May 2004. He served as a non-board member
                                             Director of Bank of Tokyo-Mitsubishi from June 2001 to May
                                             2004 and as a board member of Bank of Tokyo-Mitsubishi
                                             from June 2000 to June 2001.

++Izumi Tamai        May 5, 1949             Mr. Tamai has served as General Manager of the Strategical
                                             Comprehensive Card & Credit Division of Bank of Tokyo-
                                             Mitsubishi since November 2003 and as a non-board member
                                             Managing Director of Bank of Tokyo-Mitsubishi since May
                                             2004. He served as a non-board member Director of Bank of
                                             Tokyo-Mitsubishi from June 2001 to May 2004 and as a board member of Bank of Tokyo-Mitsubishi from June 2000 to June
                                             2001.

++Tatsuo Tanaka      September 19,1949       Mr. Tanaka has served as Chief Executive Officer for China of
                                             Bank of Tokyo-Mitsubishi since August 2003 and as a non-
                                             board member Managing Director of Bank of
                                             Tokyo-Mitsubishi since May 2004. He served as a non-board
                                             member Director of Bank of Tokyo-Mitsubishi since
                                             June 2001.

Name                   Date of birth    Business activities performed inside and outside Bank of Tokyo-Mitsubishi
----                   -------------    -------------------------------------------------------------------------

++Akira Tomioka      November 3, 1947        Mr. Tomioka has served as Deputy Group Head of the
                                             Corporate Banking Group of Bank of Tokyo-Mitsubishi since
                                             July 2004 and as a non-board member Managing Director of
                                             Bank of Tokyo-Mitsubishi since May 2004. He served as a
                                             non-board member Director of Bank of Tokyo-Mitsubishi from
                                             June 2001 to May 2004 and as a board member of Bank of
                                             Tokyo-Mitsubishi from June 2000 to June 2001.

++Toshiro Toyoizumi  October 26, 1949        Mr. Toyoizumi has served as a non-board member Managing
                                             Director in charge of the Credit Division and Credit
                                             Supervision Division of Bank of Tokyo-Mitsubishi since May
                                             2004 and in charge of International Credit Division of Bank of
                                             Tokyo-Mitsubishi since July 2004. He served as a non-board member Director of Bank of Tokyo-Mitsubishi from June 2001 to May 2004.

++Ryusaburo Harasawa January 30, 1951        Mr. Harasawa has served as General Manager of the Systems
                                             Division of Bank of Tokyo-Mitsubishi since May 2003 and as a non-board member Director of Bank of Tokyo-Mitsubishi since
                                             June 2001.

++Nobuyuki Hirano    October 23, 1951        Mr. Hirano has served as General Manager of the Corporate
                                             Planning Office since May 2004 and as a non-board member
                                             Director of Bank of Tokyo-Mitsubishi since June 2001.

++Akira Naito        September 20, 1951      Mr. Naito has served as General Manager of the Foreign
                                             Exchange & Treasury Division of Bank of Tokyo-Mitsubishi
                                             since May 2002 and as a non-board member Director of Bank
                                             of Tokyo-Mitsubishi since June 2001.

++Yuichi Shono       June 29, 1950           Mr. Shono has served as General Manager of the European
                                             Business Division of Bank of Tokyo-Mitsubishi since
                                             May 2003 and as a non-board member Director of Bank of
                                             Tokyo-Mitsubishi since June 2001.

+Kazuhiko Hasegawa   June 5, 1952            Mr. Hasegawa has served as General Manager of the Retail
                                             Banking Development Division of Bank of Tokyo-Mitsubishi
                                             since November 2003. He served as a non-board member
                                             Director of Bank of Tokyo-Mitsubishi since June 2002.

+Junichi Ito         November 26, 1950       Mr. Ito has served as General Manager of the Credit Policy
                                             Office of Bank of Tokyo-Mitsubishi since May 2003 and as a non-board member Director of Bank of Tokyo-Mitsubishi since
                                             June 2002.

+Masami Mizuno       March 19, 1953          Mr. Mizuno has served as General Manager of the Corporate
                                             Business Development Division No. 2 of Bank of
                                             Tokyo-Mitsubishi since April 2004 and as a non-board member
                                             Director of Bank of Tokyo-Mitsubishi since June 2002.

+Takashi Morimura    June 5, 1952            Mr. Morimura has served as Vice Chairman of Union Bank of
                                             California, N.A. since May 2004 and as a non-board member
                                             Director of Bank of Tokyo-Mitsubishi since June 2002.

Name                 Date of birth    Business activities performed inside and outside Bank of Tokyo-Mitsubishi
----                 -------------    -------------------------------------------------------------------------

+Jun Sato          October 26, 1951         Mr. Sato has served as General Manager of the Human
                                            Resources Offices of Bank of Tokyo-Mitsubishi since
                                            May 2004 and as a non-board member Director of Bank of
                                            Tokyo-Mitsubishi since June 2002.

++Norio Kuroiwa    September 26, 1952       Mr. Kuroiwa has served as General Manager of the Corporate
                                            Risk Management Office of Bank of Tokyo-Mitsubishi since
                                            May 2002 and as a non-board member Director of Bank of
                                            Tokyo-Mitsubishi since June 2003.

++Yukiharu Kiho    February 27, 1954        Mr. Kiho has served as General Manager of the New York
                                            Branch and General Manager of the Cayman Branch of Bank
                                            of Tokyo-Mitsubishi since May 2003 and as a non-board
                                            member Director since June 2003.

++Akihiko Minato   October 16, 1953         Mr. Minato has served as a non-board member Director of
                                            Bank of Tokyo-Mitsubishi since June 2003 and has been in
                                            charge of the Human Resources Office of Bank of
                                            Tokyo-Mitsubishi since November 2003.

++Takashi Nagaoka  March 3, 1954            Mr. Nagaoka has served as General Manager of the Kyoto
                                            Commercial Banking Office of Bank of Tokyo-Mitsubishi
                                            since May 2003 and as a non-board member Director of Bank
                                            of Tokyo-Mitsubishi since June 2003.

++Hiroshi Nakamura January 10, 1953         Mr. Nakamura has served as General Manager of the
                                            Nihonbashi Commercial Banking Office of Bank of
                                            Tokyo-Mitsubishi since May 2004 and as a non-board member
                                            Director of Bank of Tokyo-Mitsubishi since June 2003.

++Tetsuya Wada     March 1, 1954            Mr. Wada has served as General Manager of the Retail
                                            Banking Planning Office of Bank of Tokyo-Mitsubishi since
                                            June 2001 and as a non-board member Director of Bank of
                                            Tokyo-Mitsubishi since June 2003.

+Takehiko Nemoto   August 20,1953           Mr. Nemoto has served as a non-board member Director of
                                            Bank of Tokyo-Mitsubishi since June 2004 and has been in
                                            charge of the Systems Division of Bank of Tokyo-Mitsubishi since July 2004.

+Takashi Nishida   September 28,1953        Mr. Nishida has served as General Manager of the Treasury &
                                            Investment Division of Bank of Tokyo-Mitsubishi and as a
                                            non-board member Director of Bank of Tokyo-Mitsubishi since
                                            June 2004.

+Toshiaki Arai     February 1,1954          Mr. Arai has served as Regional Head for Hong Kong and
                                            General Manager of the Hong Kong Branch of Bank of Tokyo-
                                            Mitsubishi since August 2003 and as a non-board member
                                            Director of Bank of Tokyo-Mitsubishi since June 2004.

+Takashi Kimura    September 1,1954         Mr. Kimura has served as General Manager of the Corporate
                                            Business Planning Division of Bank of Tokyo-Mitsubishi since
                                            April 2004 and as a non-board member Director of Bank of
                                            Tokyo-Mitsubishi since June 2004.

Name                  Date of birth   Business activities performed inside and outside Bank of Tokyo-Mitsubishi
----                  -------------   -------------------------------------------------------------------------
+Michitaka Mukouhara November 3,1954       Mr. Mukouhara has served as General Manager of the Credit
                                           Division of Bank of Tokyo-Mitsubishi since May 2004 and as a non-board member Director of Bank of Tokyo-Mitsubishi since
                                           June 2004.

++Atsushi Nakaishi   December 14,1953      Mr. Nakaishi has served as General Manager of the Securities
                                           Investment Division of Bank of Tokyo-Mitsubishi since
                                           February 2003 and as a non-board member Director of Bank of
                                           Tokyo-Mitsubishi since June 2004.

+Minoru Shimada      February 22,1955      Mr. Shimada has served as General Manager of the Corporate
                                           Banking Division No. 2 of Bank of Tokyo-Mitsubishi since
                                           July 2004 and as a non-board member Director of Bank of
                                           Tokyo-Mitsubishi since June 2004.

+Masaaki Tanaka      April 1,1953          Mr. Tanaka has served as General Manager of the Corporate
                                           Business Development Division No. 1 of Bank of
                                           Tokyo-Mitsubishi since May 2004 and as General Manager of
                                           the Corporate Banking Division No. 3 of Bank of
                                           Tokyo-Mitsubishi since July 2004. He has also served as a non-
                                           board member Director of Bank of Tokyo-Mitsubishi since
                                           June 2004.

--------
++ Term Expires 2005.
+ Term Expires 2006.
h Term Expires 2007.
(mu) Term Expires 2008.

B. Compensation

An aggregate of (Yen)430 million was paid by us as remuneration, including bonuses but excluding retirement allowances, during the fiscal year ended March 31, 2004 to our directors and corporate auditors, which included remuneration from our subsidiaries.

In accordance with customary Japanese business practice, when a director or corporate auditor retires, a proposal to pay a retirement allowance is submitted at the annual ordinary general meeting of shareholders for approval. After the shareholders' approval is obtained, the retirement allowance for a director or corporate auditor is fixed by the board of directors or by consultation among the corporate auditors in accordance with our internal regulations and practice and generally reflects the position of the director or corporate auditor at the time of retirement, the length of his service as a director or corporate auditor and his contribution to our performance. We do not set aside reserves for any such retirement payments for directors and corporate auditors. During the fiscal year ended March 31, 2004, we paid an aggregate of (Yen)1,471 million as an allowance to our directors and corporate auditors who have retired.

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

C. Board Practices

Our Articles of Incorporation provides that the number of directors shall not exceed 20 and that the number of corporate auditors shall not exceed eight. Our shareholders elect directors usually at our annual ordinary general meeting of shareholders for staggered two-year terms. Our shareholders also elect corporate auditors usually at our annual ordinary general meeting of shareholders for four-year terms.

We currently have fourteen directors, including one external director. Our board of directors has ultimate responsibility for the administration of our affairs. Our board of directors is empowered to appoint by resolution representative directors from among the directors who may represent us severally. Our board of directors may also appoint from their members by resolution a chairman, a deputy chairman, a president, deputy presidents, senior managing directors and managing directors. Deputy presidents assist the president. Senior managing directors and the managing directors assist the president and deputy presidents, if any, in the management of our day-to-day business.

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

We currently have five corporate auditors, including one external corporate auditor. Our corporate auditors, who are not required to be certified public accountants, have various statutory duties, including principally:

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

For additional information on our board practices, see "Item 6.A. Directors, Senior Management and Employees--Directors and Senior Management."

D. Employees

As of March 31, 2004, we had approximately 36,500 employees, compared to approximately 37,100 as of March 31, 2003 and 34,600 as of March 31, 2002. In addition, as of March 31, 2004, we had approximately 10,900 part-time and temporary employees. The following tables show the percentages of our employees in our different business units and geographically, as of March 31, 2004. Most of our employees are members of our employee's union, which negotiates on behalf of employees in relation to remuneration and working conditions.

     Business unit
     Retail Banking...................................................  20%
     Commercial Banking...............................................   9
     Global Corporate Banking.........................................  14
     Investment Banking and Asset Management and Mitsubishi Securities  15
     UnionBanCal Corporation..........................................  28
     Operation Services...............................................   5
     Treasury.........................................................   2
     Other units......................................................   7
                                                                       ---
                                                                       100%
                                                                       ===

                       Location
                       Japan.......................  60%
                       United States...............  29
                       Europe......................   3
                       Asia/Oceania excluding Japan   7
                       Other areas.................   1
                                                    ---
                                                    100%
                                                    ===

E. Share Ownership

All of our outstanding shares of common stock and preferred stock are owned by Mitsubishi Tokyo Financial Group, Inc.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

All of our outstanding shares of common stock and preferred stock are owned by Mitsubishi Tokyo Financial Group, Inc.

B. Related Party Transactions

We had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2004, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial, and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features. In addition, we enter into various arrangements with Mitsubishi Trust Bank, our affiliate, which, like us, is a wholly-owned subsidiary of Mitsubishi Tokyo Financial Group, Inc.

None of our directors, executive officers or corporate auditors, and none of the close members of their respective families, has had any transactions or has any presently proposed transactions that are material or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be, a party.

No loans have been made to our directors or corporate auditors other than in the normal course of business, on normal commercial terms and conditions. In addition, since July 2002, no loans have been made to our directors or corporate auditors other than as permitted under Section 13(k) of the U.S. Securities Exchange Act and Rule 13k-1 promulgated thereunder.

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

Legal Proceedings

From time to time, we are involved in various litigation matters. Based on our current knowledge and consultation with legal counsel, we believe the current litigation matters, when ultimately determined, will not have a material adverse effect on our results of operations and financial position.

Distributions

Our board of directors recommendations an annual dividend for our shareholders' approval at the ordinary general meeting of shareholders customarily held in June of each year. The annual dividend is usually distributed immediately following shareholders' approval to holders of record at the end of the preceding fiscal year. In addition to annual dividends, we may make cash distributions by way of interim dividends from our retained earnings as of the end of the preceding fiscal year to shareholders of record as of September 30 of each year by resolution of our board of directors. We paid an annual dividend of (Yen)7.73 per share of common stock and (Yen)123.75 per share of preferred stock for the fiscal year ended March 31, 2004.

B. Significant Changes

No significant changes have occurred since the date of our consolidated financial statements included in this Annual Report.

Item 9. The Offer and Listing.

A. Offer and Listing Details

All of our outstanding shares of common stock are owned by Mitsubishi Tokyo Financial Group, Inc.

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

Our authorized common share capital is 8,000,000,000 shares of common stock with no par value. As of March 31, 2004, a total of 5,019,469,546 shares of common stock were issued. Each of the shares issued and outstanding is fully paid and non-assessable.

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

In the case of interim dividends, net assets are calculated by reference to the balance sheet as of the end of the preceding fiscal year, adjusted to reflect:

..   any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect of such payment;

..   any subsequent transfer of retained earnings to stated capital; and

..   if we have been authorized, pursuant to a resolution of an ordinary general meeting of shareholders or the board of directors, to repurchase our own shares, the total amount of the repurchase price for those shares that may be paid by us.

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

We may hold our own shares so repurchased without restrictions. In addition, we may cancel or dispose of our own shares that we hold by a resolution of our board of directors. As of March 31, 2004, we, excluding our subsidiaries, did not own any treasury shares.

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

General

Under our Articles of Incorporation, we are authorized to issue 100,000,000 shares of one class of preferred shares. Our preferred shares have equal preference over shares of our common stock in respect of dividend entitlements and distribution upon our liquidation, but holders of our preferred shares are not entitled to vote at general meetings of shareholders, subject to the exceptions provided under the Commercial Code. As of March 31, 2004, 81,400,000 preferred shares were outstanding. We may, at any time, purchase and redeem, at fair value, any shares of preferred stock outstanding out of earnings available for distribution to shareholders.

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

Payment of interest of our debt securities issued from April 1, 1998 to March 31, 2006 outside Japan by us or our paying agents to non-resident holders of debt securities will be exempt from Japanese withholding tax. In order to be exempt from Japanese withholding tax, each non-resident holder must comply with the procedures for establishing its status in accordance with the requirements of Japanese law. If the exemption is not extended by future legislation, or if similar exemption is not available after March 31, 2006, interest of our debt securities issued after that date would be subject to Japanese withholding tax.

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

U.S. Taxation

The following sets forth the material United States federal income tax consequences of the ownership of our debt securities by a U.S. holder, as defined below. This summary is based on United States federal income tax laws, including the United States Internal Revenue Code of 1986, or the Code, its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions, and on the Convention between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Tax Convention, all of which are subject to change, possibly with retroactive effect.

The following summary is not a complete analysis or description of all potential United States federal income tax consequences to a particular U.S. holder. It does not address all United States federal income tax considerations that may be relevant to all categories of potential purchasers, certain of which (such as banks or other financial institutions, insurance companies, dealers in securities, tax exempt entities, non U.S. persons, persons holding a debt security as part of a "straddle," "hedge," conversion or integrated transaction, holders whose "functional currency" is not the US dollar, persons holding debt securities through a partnership or other pass through entity, U.S. expatriates, holders liable for alternative minimum tax and holders of 10% or more of our voting shares) are subject to special tax treatment. This summary also does not address any foreign, state, local or other tax consequences of an investment in our debt securities. This summary assumes that investors will hold our debt securities as capital assets within the meaning of
Section 1221 of the Code.

As used herein, a "U.S. holder" of a debt security means a holder that is for U.S. federal income tax purposes:

..   a citizen or resident of the United States,

..   a corporation created or organized under the laws of the United States or any political subdivision thereof,

..   an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

..   a trust

..   the administration of which is subject to the primary supervision of a court within the United States and one or more United States persons has the authority to control all substantial decisions of the trust or

..   that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

A Non U.S. holder is a holder, other than an entity treated as a partnership, that is not a U.S. holder. The following summary does not address the tax consequences to a Non U.S. holder. U.S. holders should consult their own tax advisors concerning the application of the following rules to their particular situations, as well as the tax consequences to them under the laws of any other taxing jurisdiction.

Interest. Interest paid on our debt securities will generally be taxable to a U.S. holder as ordinary interest income at the time it is received or accrues, in accordance with such U.S. holder's regular method of accounting for U.S. federal income tax purposes. In addition to interest on our debt securities, a U.S. holder will be required to include in income any additional amounts and any tax withheld from interest payments notwithstanding that such withheld tax is not in fact received by such U.S. holder. With respect to any tax withheld under Japanese law, a U.S. holder may be entitled to deduct or credit tax withheld at the rate under the Tax Convention, subject to applicable limitations in the Code, including that the election to deduct or credit foreign taxes applies to all of the U.S. holder's foreign taxes for a particular year. For foreign tax credit limitation purposes, interest income, including Japanese taxes withheld therefrom, if any, and additional amounts, paid on our debt securities will be income from sources outside the United States. However, this generally will be treated separately, together with other items of "passive income" or, in the case of certain U.S. holders, "financial service income." The rules governing the foreign tax credit are complex. U.S. holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Market Discount. A debt security purchased by an investor other than an initial holder may be subject to the market discount provisions of the Code. Market discount is the excess, if any, of the adjusted issue price of a debt security over its basis in the purchaser's hands immediately after the purchase. However, a debt security will not be treated as having market discount if, at the time of purchase, the discount is less than 1/4 of 1% of the adjusted issue price of the debt security, multiplied by the number of complete years remaining to maturity.

If a U.S. holder purchases a debt security with market discount, such U.S. holder may elect to include such market discount in income as the discount accrues. This election, once made, applies to all market discount obligations acquired by such U.S. holder during or after the taxable year in which the election is made and may not be revoked without the consent of the Internal Revenue Service. Accrued market discount may be calculated in either of two ways. Under the ratable method, accrued market discount at the time of disposition or maturity is the total market discount multiplied by a fraction, the numerator of which is the number of days the U.S holder has held the debt security and the denominator of which is the number of days from the date such U.S. holder acquired the debt security until its maturity date. Alternatively a U.S. holder may elect to use the constant yield method. Such an election applies only to the debt security for which the election is made and is irrevocable.

If a U.S. holder acquires a debt security with market discount and does not elect (and is not deemed to have elected) to include such market discount in income currently, such U.S. holder will recognize as ordinary income the lesser of the amount of gain or the accrued market discount realized by such U.S. holder when the debt security matures or is disposed of by such U.S. holder. A market discount debt security given as a gift or redeemed by us will be treated as having been sold for its fair market value. If a U.S. holder incurs or maintains indebtedness to purchase or carry a market discount debt security to which a current inclusion election does not apply, such U.S. holder must defer a portion of any interest expense on such indebtedness until the earlier of the maturity of the debt security or the disposition of the debt security in a taxable transaction.

Sales or other dispositions. A U.S. holder will generally recognize gain or loss on the sale, retirement or other taxable disposition of our debt securities in an amount equal to the difference between the amount realized from such sale, retirement or other taxable disposition, other than amounts attributable to accrued but unpaid interest, which will be taxed as interest and the U.S. holder's adjusted tax basis in our debt securities. Such gain or loss will be long term capital gain or loss if the holding period for our debt securities exceeds one year at the time of disposition. The ability to deduct capital losses may be limited. For purposes of determining a U.S. holder's allowable foreign tax credit, gain realized by a U.S. holder that is a U.S. resident, as defined in Section 865 of the Code, will generally be U.S. source income. However, disposition losses attributable to a foreign office or recognized by a U.S. citizen or resident alien with a foreign tax home will generally be treated as foreign source if the highest marginal rate in such foreign country is at least 10%. Special rules apply in determining the source of other types of loss such as loss attributable to accrued but unpaid interest, and U.S. holders should consult their tax advisors regarding the treatment of such items in their particular situations.

Information reporting and backup withholding. Proceeds from the sale, retirement or other disposition of our debt securities, or payments of principal and interest on our debt securities, may be subject to information reporting requirements. Those proceeds or interest payments may also be subject to backup withholding unless the U.S. holder:

..   is a corporation or comes within other categories of exempt recipients, and, when required, demonstrates this fact or

..   provides a correct taxpayer identification number on a properly completed
    Internal Revenue Service Form W 9 or substitute form, certifies that the U.S. holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

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

I. Subsidiary Information

Please refer to discussion under "Item 4.C. Information on the Company--Organizational Structure."

Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.

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

Firm-Wide Risk Management

Our holding company, Mitsubishi Tokyo Financial Group, Inc., determines our group-wide risk management policy at the holding company level, and we implement the policy accordingly. Our holding company seeks to raise group-wide risk awareness, integrate and improve the group's risk management framework, allocate risk capital appropriately and eliminate specific concentrations of risk.

Our policy for the control and administration of risk is based on the concept of "Firm-Wide Risk Management." Our objective is to identify, quantify, monitor and control risks, and to audit and inspect those activities. This in turn helps us stabilize earnings in line with the risks of our business and properly allocate management resources.

The Corporate Risk Management Office has overall responsibility for managing and controlling all the risks on a firm-wide basis. Specific supervisory divisions are responsible for each type of risk. Specifically, the Credit Policy Office is responsible for credit risk. The Corporate Risk Management Office is responsible for market risk and liquidity risk. The Operations Services Planning Office is responsible for operations risk. The Information Security Management Office is responsible for information security risk and the Legal & Compliance Office is responsible for legal risk. These divisions all work together to provide overall control and management of all of our risks on a firm-wide basis.

The Corporate Risk Management Office controls and manages the risks arising from various activities across product, operational and organizational lines. The Risk Management Committee has overall responsibility for identifying and controlling our risks. This committee meets semi-annually and on an extraordinary basis if necessary. It formulates action plans and monitors implementation in line with our basic risk management policies.

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

Credit Risk Management

Credit risk is the risk that we will be unable to collect the amount due to us on the due date of a particular obligation as a result of the deterioration of the borrower's financial condition. Credit risk is realized when a credit instrument previously extended to a borrower loses part or all of its value. This in turn exposes us to financial loss. We have established an internal framework to maintain our asset quality, manage credit risk exposure and achieve earnings commensurate with the risks undertaken by us.

We perform a detailed reviews of all borrowers' creditworthiness on a daily basis timely after borrower's annual or semi-annual financial statements first become available. In addition, as part of an ongoing credit review process, our credit officers monitor changes in all customers' creditworthiness including bankruptcy, past due principal or interest, downgrading of external credit rating, declining stock price, business restructuring and other events and reassesses borrowers' ratings timely in response to such events. Our credit officers are also required to regularly report changes in the value of collateral or guarantees of all borrowers.

Quantitative Analysis of Credit Risk

Using a highly complex model, we analyze our credit risk quantitatively. This model measures credit risk based on historical data relating to credit amounts, default rates and recovery rates and takes into account the correlation among borrowers' default probabilities.

Portfolio Management

We work to achieve earnings commensurate with the risk levels undertaken by us. Our strategy is to price our products based upon expected losses, as determined in accordance with our internal credit rating system. At the same time, by monitoring loan amounts and credit exposure by credit rating, type of business and region, we seek to avoid a concentration of our credit risks in specific categories. We have a specialized unit that sets credit ceilings by country to address and manage country risk. We regularly review these credit ceilings and adjust them when credit conditions change materially in any country.

Credit Risk Management System

We closely monitor and supervise our credit portfolio and manage credit risk on a global consolidated basis. We seek to identify problem credits at an early stage. We have in place a system of checks and balances in which a credit administration section that is independent of the business development sections screens individual transactions and manages the extension of credit. Additionally, our management regularly holds investment and financial meetings and credit and investment council meetings to review important matters related to credit risk management.

Credit Rating System

We use a credit rating system with a scale of 1 to 10 to evaluate credit risk, as set out in the table below. Based on this system, we conduct a self-assessment of our assets and a quantitative risk measurement of credit risk, manage our loan portfolio and determine our pricing strategy. The credit rating system, which is based on the concept of probabilities of default, is consistent with both the method of evaluating credit risk under the new Basel Capital Accord and those of third-party credit rating agencies. Our credit rating system is also designed to conform to the regulatory authorities' risk grading standards for classified loans. We constantly monitor changes in all of our customers' creditworthiness and change ratings if necessary, so that we perform accurate assessment of our own assets. With respect to country risk, we assess each country using ten alphanumeric grades and determine a country risk rating.

                                         Credit rating
               -----------------------------------------------------------------
                  "1"- "7"           "8"              "9"             "10"
               --------------- ---------------- ---------------- ---------------
Borrower grade     Normal      Close Watch/(1)/ Likely to Become   Legally or
                                                 Bankrupt/(2)/      Virtually
                                                                  Bankrupt/(3)/
               (divided into 9 (divided into 3                   (divided into 2
                   ranks)           ranks)                           ranks)

--------
(1) Borrowers classified as "Close Watch" require close scrutiny because their business performance is unstable or their financial condition is unfavorable. Borrowers ranked "8" correspond with "Needs Attention," of which some borrowers correspond with "Special Attention," a subcategory of "Needs Attention," under the Financial Services Agency's classification.
(2) Borrowers classified as "Likely to Become Bankrupt" are not yet bankrupt, but are in financial difficulty with poor progress in achieving their business restructuring plans or are likely to become bankrupt in the future. Borrowers ranked "9" correspond with "In Danger of Bankruptcy" under the Financial Service Agency's classification.
(3) Borrowers classified as "Legally or Virtually Bankrupt" are considered to be legally bankrupt or are virtually bankrupt. Borrowers ranked "10" correspond with "De Facto Bankrupt" or "Bankrupt" under the Financial Services Agency's classification.

Market Risk Management

Market risk is the risk that the value of our assets and liabilities could be adversely affected by changes in market variables such as interest rates, securities prices or foreign exchange rates.

Market Risk Management System

We use a three-tiered market risk management system to manage our market risk. It divides authority and responsibility among the senior management level, the line management level at trading divisions and offices and the trader level. This system clearly establishes the authority and responsibility of each level. The Corporate Risk Management Office has overall responsibility for our market risk management, and is located in the Corporate Center, independent from our individual business units. This office manages our market risk on a consolidated basis, and also integrates middle office functions to ensure the integrity, accuracy and transparency of market risk information.

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

Market Risk Measurement

We use our Market Risk Information System to measure our market risk, which consists of general market risk and specific risk. General market risk, or VaR, is the risk arising from changes in overall market price movement, while specific risk refers to the risk of changes in the prices of individual financial instruments owing to factors other than the general market risk. Specific risk is further divided into Idiosyncratic Risk (VaI: the risk that the price of a particular financial instrument moves idiosyncratically from the overall market movement due to supply and demand or liquidity factors when no particular credit event or event of default has occurred) and Event-default Risk (VaE: the risk of price movement when a particular credit event or event of default has occurred). Based on VaR and VaI, we delegate authority to manage market risk to our business units. VaR, VaI and VaE are taken into account in allocating capital to each business unit.

In order to measure VaR, our Market Risk Information System primarily employs a variance-covariance matrix of approximately 650 risk factors with statistical data from a three-year observation period. This methodology considers the correlation among risk factors, while estimating non-linear option risks using a scenario approach methodology.

Due to some limitations inherent in the use of the variance-covariance approach, we have been studying an additional risk measurement methodology that uses historical simulation. This methodology enables us to capture market movements more accurately than a market risk measurement model based primarily on a variance-covariance matrix In the future, we plan to replace variance-covariance VaR with historical simulation VaR for all our units.

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

Illustrations of Market Risks for the Fiscal Year Ended March 31, 2004

Trading activities. For the fiscal year ended March 31, 2004, the average daily VaR (holding period: one day; confidence level: 99%) for our trading activities on a consolidated basis was (Yen)2.24 billion, slightly down from (Yen)2.30 billion in the fiscal year ended March 31, 2003. VaR decreased as a result of ordinary operations according to market fluctuation.

The overall VaR of (Yen)2.24 billion was mainly comprised of an interest rate risk of (Yen)1.38 billion followed by an equity risk of (Yen)0.53 billion and a foreign exchange rate risk of (Yen)0.50 billion. Simple summation of VaR by risk factor does not equate with the overall VaR, due to the diversification effect within the portfolio.

VaR by each risk category at the end of the fiscal year ended March 31, 2004 was higher than that a year earlier. During the fiscal year ended March 31, 2004, the maximum VaR was (Yen)3.24 billion and the minimum was (Yen)1.50 billion. Average daily VaI (holding period: one day, confidence level: 99%) on a consolidated basis was (Yen)0.56 billion with a maximum of (Yen)0.95 billion and minimum of (Yen)0.39 billion.

VaR for Trading Activities (1 day--99%)
(April 2003--March 2004)

                                 Daily                         March 31,   March 31,
Risk category                   average     High       Low       2004        2003
-------------                 ----------  --------- --------- ----------  ----------
                                                 (in billions yen)
Interest rate................ (Yen) 1.38  (Yen)2.18 (Yen)0.94 (Yen) 1.44  (Yen) 1.00
   Japanese yen..............       0.75       1.36      0.28       0.99        0.37
   US dollars................       0.48       1.02      0.22       0.48        0.40
Foreign exchange rate........       0.50       1.01      0.30       1.01        1.00
Equity.......................       0.53       2.21      0.22       0.65        0.31
Commodity....................       0.14       0.29      0.02       0.21        0.08
Less Diversification effect..      (0.31)        --        --      (0.62)      (0.36)
                              ----------  --------- --------- ----------  ----------
       Overall Portfolio..... (Yen) 2.24  (Yen)3.24 (Yen)1.50 (Yen) 2.69  (Yen) 2.12
                              ==========  ========= ========= ==========  ==========

--------
Note: The high and low for each risk category occurred on different days.

The daily average VaR by quarter in the fiscal year ended March 31, 2004 was as follows:

                                                 Daily
                    Quarter                   average VaR
                    -------                -----------------
                    April--June 2003...... (Yen)2.01 billion
                    July--September 2003.. (Yen)2.39 billion
                    October--December 2003 (Yen)2.30 billion
                    January--March 2004... (Yen)2.25 billion

In our market risk management, we evaluate whether our trading activities generate sufficient returns in relation to our overall market risk profile. Although market conditions were often volatile during the fiscal year ended March 31, 2004, our trading-related revenue was relatively stable with positive trading-related revenue recorded for 209 of 261 trading days during this period. Furthermore, the amount of trading-related revenue per day remained within a stable range, with 40 days of positive revenue and 2 days of negative revenue exceeding (Yen)1 billion.

Backtesting. We conduct backtesting to verify the reasonableness of VaR calculated through our internal models, comparing daily reported VaR with actual daily gains or losses (realized gains/losses plus increase/decrease in unrealized gains).

In the fiscal year ended March 31, 2004, actual gains/losses did not exceed VaR on any trading day. This means that our VaR model provided reasonably accurate measurements during the fiscal year ended March 31, 2004.

Non-trading activities. VaR (holding period: one day; confidence level: 99%) for our total non-trading activities as of March 31, 2004, excluding market risks related to strategic equity investment, measured using the same standard used for our trading activities, was (Yen)24.7 billion. Mainly as a result of a increase in interest rate positions in Japanese yen, the VaR was (Yen)11.0 billion higher than that as of the fiscal year ended March 31, 2003.

During the fiscal year ended March 31, 2004, the maximum VaR was (Yen)29.7 billion and the minimum VaR was (Yen)14.4 billion for our non-trading activities. Daily average VaI (holding period: one day; confidence level: 99%) on a consolidated basis was (Yen)1.1 billion with a maximum of (Yen)1.4 billion and a minimum of (Yen)0.8 billion.

For our non-trading activities, 96% of the market risk stems from interest rate risk. (We do not include our strategic investments in equity in our non-trading activities. Risks related to these strategic investments are discussed below.)

In the fiscal year ended March 31, 2004, the interest rate average daily VaR for our non-trading activities was (Yen)19.0 billion, which represents a
(Yen)6.2 billion increase from the 2002 fiscal year's average daily VaR of
(Yen)12.8 billion. The main cause of the increase was attributable to a increase of positions in interest rate of Japanese yen. Interest rate average daily VaR by quarter in the fiscal year ended March 31, 2004 was as follows:

                                                 Daily
                    Quarter                   average VaR
                    -------                -----------------
                    April--June 2003...... (Yen)14.3 billion
                    July--September 2003.. (Yen)21.6 billion
                    October--December 2003 (Yen)19.3 billion
                    January--March 2004... (Yen)20.9 billion

Compared to the fiscal year ended March 31, 2003, the percentage of interest rate risk for Japanese yen increased significantly from 37.0% to 61.9%, while those for US dollars and euros decreased respectively from 42.7% to 27.5% and from 19.7% to 10.3%.

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

In addition, the Corporate Risk Management Office conducts stress testing by incorporating individual scenarios based on market conditions. It is possible to analyze our overall position from a variety of angles by incorporating scenarios for our front offices that actually conduct transactions into the Market Risk Information System. The adoption of this approach has further strengthened communication between our front offices and the Corporate Risk Management Office.

Risk Management of Strategic Equity Portfolio

We hold shares of various corporate clients for strategic purposes, in particular to maintain long-term relationships with these clients. These investments have the potential to increase business revenue and appreciate in value. At the same time, we are exposed to the risk of price fluctuation in the Japanese stock market.

In recent years, it has been a high priority for us to reduce our equity portfolio in order not only to limit the risks associated with holding a large equity portfolio, but also to comply with a new regulatory framework that prohibits Japanese banks from holding an amount of shares in excess of their adjusted Tier I capital after September 2006. As of March 2004, we reduced and have continued to maintain the amount of our equity holdings below our adjusted Tier I capital enabling us to comply with the new regulatory framework in advance of the deadline. As part of this process we reduced the amount of our equity holdings in two fiscal years by over (Yen)1.5 trillion, partly by transferring equity securities to exchange traded funds.

As part of our risk management activities, we analyze the price fluctuation risk of our equity portfolio using a simulation that estimates market risk by monitoring changes in the Tokyo Stock Price Index, or TOPIX. The TOPIX is a composite index of all common stocks listed on the First Section of the Tokyo Stock Exchange.

Our simulations indicated that each one point change in the TOPIX would have had an impact on the value of our equity portfolio of approximately (Yen)2.6 billion as of March 31, 2004 and approximately 2.8 billion as of March 30, 2003. These simulations analyze data for our entire equity portfolio. Therefore, it is important to note that the actual results may differ from our expectations because of the price fluctuations of individual holdings.

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

Operations Risk Management

Operations risk is defined as the risk of incurring losses that might be caused by negligence of proper operational processing, or by incidents or misconduct by either officers or staffs. Operations Services Planning Office manages operations risk by having any operational incidents reported, analyzing causes and formulating preventive measures. We also have maintained an operational incidents database and developed advanced quantification techniques using the database that enable us to better evaluate and control operations risk. By securing the accuracy of our operations and providing more customer-oriented services, we try to maximize customer satisfaction on our operations every day.

Information Security Risk Management

Information security risk is the risk of incurring tangible or intangible losses as a result of:

.. computer systems failure or malfunction impairing a bank's ability to carry out its business and to provide customer services,

.. business operations being interrupted, or information being stolen, falsified or otherwise corrupted following unauthorized entry into a bank's computer systems, or

.. information leakage due to any reason such as mishandling, malicious conduct, etc.

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

Operational Risk Management

We define operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. This definition includes legal, strategic and reputational risk.

During fiscal year 1999, we introduced a framework of self-assessment to enable each business unit to identify and measure its own operational risk, and to plan and implement its own risk management measures. The Corporate Risk Management Office formulates the policy and standards for the framework. Under the framework, we define several dozen operational risk categories and explore scenarios for each risk category, which would seriously affect our business and operations. Each business unit estimates the likely size and frequency of losses related to defined scenarios and scores its risk exposure for each risk category, based on the effectiveness of its risk management measures. The corporate center office that has overall responsibility for a risk category verifies the assessment conducted by each business unit, including risk scores for such risk category. The Audit & Credit Examination Office also inspects the assessment conducted by each business unit and verified by the applicable corporate center offices. Our overall operational risk is quantified by multiplying the risk scores by the applicable yen amount.

To comply with the forthcoming new Basel Capital Accord, which requires a bank to charge capital for its operational risk, and enhance our operational risk management, we have been collecting, classifying, and recording internal loss data since 2000.

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

In May 2002, we adopted Mitsubishi Tokyo Financial Group, Inc.'s code of ethics as the guiding principles for our basic corporate and ethical values.

Compliance Systems at Divisions, Offices and Branches

We have appointed compliance officers/liaison officers to lead the drive for compliance in every division, office and branch in and outside Japan. These officers hold training sessions in their own branches, and implement quarterly checks on compliance using compliance checklists, submitting their reports to the Compliance Office. Implementation is ensured by later checks by the Audit & Credit Examination Office. Each such officer also draws up a practical compliance program to investigate compliance requirement, assess compliance risk and oversee compliance performances. The compliance program is also submitted to the Compliance Office in order to monitor it. The compliance officers are also in charge of reporting individual compliance issues to and seeking advice from the Compliance Office.

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

                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications of the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

An evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on such evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. During the period covered by this Annual Report, there were no significant changes in our internal controls or in other factors that could materially affect, or is reasonably likely to materially affect, the disclosure controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A. Audit Committee Financial Expert.

Our board of corporate auditors has determined that Mr. Yutaka Hasegawa is an "audit committee financial expert" as defined in Item 16A. of Form 20-F. Mr. Hasegawa has served as General Manager of North American Headquarters, General Manager of New York Branch and CEO of a Californian subsidiary of the Mitsubishi Bank for eight years. He has also served as Corporate Auditor and CEO of our consulting business subsidiary for six years. In those roles, he supervised and coordinated the preparation of financial statements and various financial reports filed with U.S. governmental authorities.

Item 16B. Code of Ethics.

We have adopted the code of ethics of Mitsubishi Tokyo Financial Group, Inc., or the MTFG code of ethics, as the guiding principles for our basic corporate and ethical values. In addition we have adopted, compliance rules, a compliance manual and employee work rules. Each of the MTFG code of ethics and our compliance rules, compliance manual and employee work rules applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions.

Our compliance rules set forth the necessity of adherence to the MTFG code of ethics by our directors, executive officers and employees. These rules also set forth the roles and responsibilities of our employees, compliance officers, Legal & Compliance Office and others in the event of a breach of the compliance rules.

Our compliance manual was created to identify, and to promote compliance by our directors, executive officers and employees with, the relevant laws and regulations in conjunction with the MTFG code of ethics, our compliance rules and our employee work rules. This manual also sets forth the procedures regarding the handling of conflicts of interest for our directors and the promotion of conduct that meets the MTFG code of ethics and our compliance rules for employees.

Our employee work rules set forth, among other things, the consequences of our employees' noncompliance with the relevant laws and regulations.

A copy of the sections of the MTFG code of ethics, our compliance rules, our compliance manual and our employee work rules relating to the "code of ethics" (as defined in paragraph (b) of Item 16B. of Form 20-F) is attached as Exhibit 11 to this Annual Report. No amendments to those sections of the MTFG code of ethics, our compliance rules and our compliance manual have been made, and no waivers of the code of ethics, compliance rules and compliance manual have been granted to our principal executive officer, principal financial officer, principal accounting officer, directors and corporate auditors, during the fiscal year ending March 31, 2004.

Item 16C. Principal Accountant Fees and Services.

Fees and Services of Deloitte Touche Tohmatsu

The aggregate fees billed by Deloitte Touche Tohmatsu, our independent auditor, for the fiscal years ended March 31, 2003 and 2004 are presented in the following table. None of the services billed for the fiscal year ended March 31, 2003 was subject to pre-approval requirements. For the fiscal year ended March 31, 2004, all services subject to pre-approval, which were entered into after May 6, 2003, were pre-approved either by the board of corporate auditors of our holding company, Mitsubishi Tokyo Financial Group, Inc. or its full-time corporate auditor:

                                          2003       2004
                                       ---------- ----------
                                           (in millions)
                    Audit fees........ (Yen)1,142 (Yen)1,147
                    Audit-related fees         54         90
                    Tax fees..........        145         96
                    All other fees....        732        116
                                       ---------- ----------
                       Total.......... (Yen)2,073 (Yen)1,449
                                       ========== ==========

The description of our fees billed for each categories listed above is as follows:

Audit fees--Audit fees are primarily for annual audit of our financial statements, review of our semi-annual condensed financial statements, statutory audit of our financial statements and audits of our subsidiary financial statements. Audit fees also include comfort letters related to our debt financing activities.

Audit-related fees--Audit-related fees primarily include due diligence services, accounting consultations, agreed upon procedures on internal controls and employee benefit plan audits.

Tax fees--Tax fees relate primarily to tax compliance including preparation of tax return filings, tax advisory and tax planning services.

All other fees--All other fees primarily include agreed upon procedures related to our bulk sales of loans or securitizations and operational audits of our overseas branches.

Pre-Approval Policies and Procedures for Services by Deloitte Touche Tohmatsu

The board of corporate auditors of our holding company, Mitsubishi Tokyo Financial Group, Inc. performs the pre-approval function required by applicable SEC rules and regulations. Effective May 1, 2003, the board of corporate auditors of Mitsubishi Tokyo Financial Group, Inc. has established pre-approval policies and procedures that we and our subsidiaries must follow before engaging Deloitte Touche Tohmatsu to perform audit and permitted non-audit services.

When we or any of our subsidiaries intends to engage Deloitte Touche Tohmatsu to perform audit and permitted non-audit services, it must make an application for pre-approval on either a periodic or case-by-case basis.

..   Periodic Application is an application for pre-approval made each year for services that are expected to be provided by Deloitte Touche Tohmatsu during the next fiscal year.

..   Case-by-case application is an application for pre-approval made on a case-by-case basis for services provided by Deloitte Touche Tohmatsu that are not otherwise covered by the relevant periodic application.

Pre-approval is resolved in principle by the board of corporate auditors prior to engagement, although if necessary a full-time corporate auditor of Mitsubishi Tokyo Financial Group, Inc., or a full-time corporate auditor, may consider any case-by-case application for pre-approval on behalf of the board of corporate auditors prior to the next scheduled board meeting. Such decisions made individually by a full-time corporate auditor are reported to and ratified by the board of corporate auditors at the next scheduled board meeting.

                                   PART III

Item 17. Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this Annual Report.

Item 18. Financial Statements.

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report.

Item 19. Exhibits.

Exhibit                                              Description
-------                                              -----------
   1(a) Articles of Incorporation of The Bank of Tokyo-Mitsubishi, Ltd., as amended and restated on June 28,
          2004. (English Translation)/(1)/

   1(b) Regulations on Corporation Meetings of The Bank of Tokyo-Mitsubishi, Ltd., as amended on
          May 24, 2002. (Original in Japanese with English Translation)/(3)/

   1(c) Regulations of the Board of Directors of The Bank of Tokyo-Mitsubishi, Ltd., as amended on
          May 24, 2002. (Original in Japanese with English Translation)/(3)/

   1(d) Regulations on the Handling of Shares of The Bank of Tokyo-Mitsubishi, Ltd., as amended and restated on June 26, 2003. (English Translation)/(2)/

   2(a) Indenture dated as of February 25, 2000 between The Bank of Tokyo-Mitsubishi, Ltd. and The Chase
          Manhattan Bank./(4)/

   8    Subsidiaries of the Company--see "Item 4.C. Information on the Company--Organizational
          Structure."

  11    Code of ethics of Mitsubishi Tokyo Financial Group, Inc. and compliance rules, compliance manual and employee work rules of The Bank of Tokyo-Mitsubishi., Ltd. applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation of relevant sections)/(1)/

  12    Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR
          240.15d-14(a))./(1)/

  13    Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR
          240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C.
          1350)./(1)/

--------
(1) Filed herewith.
(2) Incorporated by reference from the Annual Report on Form 20-F filed on September 29, 2003.
(3) Incorporated by reference from the Annual Report on Form 20-F filed on August 30, 2002.
(4) Incorporated by reference from the Annual Report on Form 20 F filed on August 17, 2001.

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

During the fiscal year ended March 31, 2003, the Bank of Japan changed the industry segment loan classification. Such change primarily includes an introduction of a new "Communication and information services" category. Due to the introduction of the new category, certain businesses previously included in "Manufacturing," "Services" and "Other" industries were reclassified into "Communication and information services." This change is expected to provide a more transparent and detailed description of the loan portfolio. In response to the change, we modified the loan reporting system. For comparative purposes, we provide the information by industry segment as of March 31, 2003 and 2004, including III. Loan Portfolio and IV. Summary of Loan Loss Experience, based on both the old and new industry segment classifications.

In the fiscal year ended March 31, 2004, certain operations including domestic mortgage securities business were discontinued and certain figures in prior fiscal years were reclassified to discontinued operations to conform to the presentation for the fiscal year ended March 31, 2004.

I. Distribution of Assets, Liabilities and Shareholder's Equity; Interest Rates and Interest Differential

Average Balance Sheets, Interest and Average Rates

The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2002, 2003 and 2004. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of our operations.

                                                                                Fiscal years ended March 31,
                                   -------------------------------------------------------------------------------
                                                    2002                                    2003
                                   --------------------------------------  --------------------------------------
                                       Average                     Average     Average                     Average
                                       balance         Interest     rate       balance         Interest     rate
                                   ---------------  -------------- ------- ---------------  -------------- -------
                                                                              (in millions, except percentages)
Assets:
Interest-earning assets:
  Interest-earning deposits in
   other banks:
   Domestic....................... (Yen)   481,089  (Yen)   10,672  2.22%  (Yen)   354,260  (Yen)    3,650  1.03%
   Foreign........................       4,569,042         141,851  3.10         2,960,108          63,329  2.14
                                   ---------------  --------------         ---------------  --------------
    Total.........................       5,050,131         152,523  3.02         3,314,368          66,979  2.02
                                   ---------------  --------------         ---------------  --------------
  Call loans, funds sold, and
   receivables under resale
   agreements and securities
   borrowing transactions:
   Domestic.......................       1,960,502           7,922  0.40         1,236,875           4,441  0.36
   Foreign........................       2,178,930         132,620  6.09         1,547,905          38,335  2.48
                                   ---------------  --------------         ---------------  --------------
    Total.........................       4,139,432         140,542  3.40         2,784,780          42,776  1.54
                                   ---------------  --------------         ---------------  --------------
  Trading account assets:
   Domestic.......................       2,842,158          10,455  0.37         3,533,200          10,056  0.28
   Foreign........................         679,223           2,022  0.30           522,781           1,159  0.22
                                   ---------------  --------------         ---------------  --------------
    Total.........................       3,521,381          12,477  0.35         4,055,981          11,215  0.28
                                   ---------------  --------------         ---------------  --------------
  Investment securities (see Note
   1):
   Domestic.......................      11,865,317          79,882  0.67        13,762,282          80,138  0.58
   Foreign........................       3,890,145         169,016  4.34         3,783,498         142,757  3.77
                                   ---------------  --------------         ---------------  --------------
    Total.........................      15,755,462         248,898  1.58        17,545,780         222,895  1.27
                                   ---------------  --------------         ---------------  --------------
  Loans (see Note 2):
   Domestic.......................      29,363,046         552,122  1.88        30,756,720         502,010  1.63
   Foreign........................       9,998,889         561,489  5.62         9,872,489         414,792  4.20
                                   ---------------  --------------         ---------------  --------------
    Total.........................      39,361,935       1,113,611  2.83        40,629,209         916,802  2.26
                                   ---------------  --------------         ---------------  --------------
  Total interest-earning assets:
   Domestic.......................      46,512,112         661,053  1.42        49,643,337         600,295  1.21
   Foreign........................      21,316,229       1,006,998  4.72        18,686,781         660,372  3.53
                                   ---------------  --------------         ---------------  --------------
    Total.........................      67,828,341       1,668,051  2.46        68,330,118       1,260,667  1.84
                                   ---------------  --------------         ---------------  --------------
  Non-interest-earning assets:
   Cash and due from banks........       1,330,614                               1,826,588
   Other non-interest-earning
    assets........................       6,512,524                               7,731,834
   Allowance for credit
    losses........................      (1,328,187)                             (1,326,654)
                                   ---------------                         ---------------
    Total non-interest-earning
     assets.......................       6,514,951                               8,231,768
                                   ---------------                         ---------------
  Total assets from
   discontinued operations........         119,603                                  80,280
                                   ---------------                         ---------------
  Total average assets............ (Yen)74,462,895                         (Yen)76,642,166
                                   ===============                         ===============

                                   ---------------------------------------
                                                    2004
                                   --------------------------------------
                                       Average                     Average
                                       balance         Interest     rate
                                   ---------------  -------------- -------

Assets:
Interest-earning assets:
  Interest-earning deposits in
   other banks:
   Domestic....................... (Yen)   299,310  (Yen)    3,942  1.32%
   Foreign........................       2,378,858          39,528  1.66
                                   ---------------  --------------
    Total.........................       2,678,168          43,470  1.62
                                   ---------------  --------------
  Call loans, funds sold, and
   receivables under resale
   agreements and securities
   borrowing transactions:
   Domestic.......................       2,718,805           3,327  0.12
   Foreign........................       1,516,144          25,760  1.70
                                   ---------------  --------------
    Total.........................       4,234,949          29,087  0.69
                                   ---------------  --------------
  Trading account assets:
   Domestic.......................       5,223,713          22,740  0.44
   Foreign........................         541,584           5,275  0.97
                                   ---------------  --------------
    Total.........................       5,765,297          28,015  0.49
                                   ---------------  --------------
  Investment securities (see Note
   1):
   Domestic.......................      15,295,168          77,352  0.51
   Foreign........................       4,175,301         132,227  3.17
                                   ---------------  --------------
    Total.........................      19,470,469         209,579  1.08
                                   ---------------  --------------
  Loans (see Note 2):
   Domestic.......................      31,393,691         478,921  1.53
   Foreign........................       9,048,810         331,080  3.66
                                   ---------------  --------------
    Total.........................      40,442,501         810,001  2.00
                                   ---------------  --------------
  Total interest-earning assets:
   Domestic.......................      54,930,687         586,282  1.07
   Foreign........................      17,660,697         533,870  3.02
                                   ---------------  --------------
    Total.........................      72,591,384       1,120,152  1.54
                                   ---------------  --------------
  Non-interest-earning assets:
   Cash and due from banks........       4,063,489
   Other non-interest-earning
    assets........................       7,720,556
   Allowance for credit
    losses........................        (922,278)
                                   ---------------
    Total non-interest-earning
     assets.......................      10,861,767
                                   ---------------
  Total assets from
   discontinued operations........          21,183
                                   ---------------
  Total average assets............ (Yen)83,474,334
                                   ===============

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

                                                                                Fiscal years ended March 31,
                                       -----------------------------------------------------------------------------------------
                                                       2002                                 2003
                                       -----------------------------------  -----------------------------------  ---------------
                                           Average                  Average     Average                  Average     Average
                                           balance       Interest    rate       balance       Interest    rate       balance
                                       --------------- ------------ ------- --------------- ------------ ------- ---------------
                                                                             (in millions, except percentages)
Liabilities and shareholder's equity:
Interest-bearing liabilities:
  Deposits:
   Domestic........................... (Yen)34,540,984 (Yen)101,951  0.30%  (Yen)39,576,034 (Yen) 54,991  0.14%  (Yen)41,854,724
   Foreign............................       9,717,893      286,722  2.95         8,000,966      138,603  1.73         8,171,037
                                       --------------- ------------         --------------- ------------         ---------------
    Total.............................      44,258,877      388,673  0.88        47,577,000      193,594  0.41        50,025,761
                                       --------------- ------------         --------------- ------------         ---------------
  Debentures--Domestic................       2,937,467       20,596  0.70         1,346,268        8,508  0.63           498,518
                                       --------------- ------------         --------------- ------------         ---------------
  Call money, funds purchased, and
   payables under repurchase
   agreements and securities lending
   transactions:
   Domestic...........................       5,058,574       20,056  0.40         4,094,246        3,478  0.08         5,433,533
   Foreign............................       2,732,554      145,248  5.32         2,251,946       66,852  2.97         2,125,712
                                       --------------- ------------         --------------- ------------         ---------------
    Total.............................       7,791,128      165,304  2.12         6,346,192       70,330  1.11         7,559,245
                                       --------------- ------------         --------------- ------------         ---------------
  Other short-term borrowings and
   trading account liabilities:
   Domestic...........................       1,550,916       14,744  0.95         1,609,391       12,960  0.81         3,575,821
   Foreign............................         958,578       29,218  3.05           598,545       16,493  2.76           537,476
                                       --------------- ------------         --------------- ------------         ---------------
    Total.............................       2,509,494       43,962  1.75         2,207,936       29,453  1.33         4,113,297
                                       --------------- ------------         --------------- ------------         ---------------
  Long-term debt:
   Domestic...........................       2,891,473       88,460  3.06         3,474,694       88,610  2.55         3,904,370
   Foreign............................       1,774,722       75,321  4.24         1,434,889       44,588  3.11         1,040,102
                                       --------------- ------------         --------------- ------------         ---------------
    Total.............................       4,666,195      163,781  3.51         4,909,583      133,198  2.71         4,944,472
                                       --------------- ------------         --------------- ------------         ---------------
  Total interest-bearing liabilities:
   Domestic...........................      46,979,414      245,807  0.52        50,100,633      168,547  0.34        55,266,966
   Foreign............................      15,183,747      536,509  3.53        12,286,346      266,536  2.17        11,874,327
                                       --------------- ------------         --------------- ------------         ---------------
    Total.............................      62,163,161      782,316  1.26        62,386,979      435,083  0.70        67,141,293
                                       --------------- ------------         --------------- ------------         ---------------
Non-interest-bearing liabilities......       9,982,389                           12,438,992                           13,919,070
                                       ---------------                      ---------------                      ---------------
Total liabilities from discontinued
 operations...........................          67,169                               50,991                               15,155
                                       ---------------                      ---------------                      ---------------
Shareholder's equity..................       2,250,176                            1,765,204                            2,398,816
                                       ---------------                      ---------------                      ---------------
Total average liabilities and
 shareholder's equity................. (Yen)74,462,895                      (Yen)76,642,166                      (Yen)83,474,334
                                       ===============                      ===============                      ===============
Net interest income and average
 interest rate spread.................                 (Yen)885,735  1.20%                  (Yen)825,584  1.14%
                                                       ============  ====                   ============  ====
Net interest income as a percentage
 of average total interest-earning
 assets...............................                               1.31%                                1.21%
                                                                     ====                                 ====

                                       --------------------
                                        2004
                                       --------------------
                                                    Average
                                         Interest    rate
                                       ------------ -------

Liabilities and shareholder's equity:
Interest-bearing liabilities:
  Deposits:
   Domestic........................... (Yen) 40,212  0.10%
   Foreign............................      104,238  1.28
                                       ------------
    Total.............................      144,450  0.29
                                       ------------
  Debentures--Domestic................        4,035  0.81
                                       ------------
  Call money, funds purchased, and
   payables under repurchase
   agreements and securities lending
   transactions:
   Domestic...........................       10,852  0.20
   Foreign............................       37,320  1.76
                                       ------------
    Total.............................       48,172  0.64
                                       ------------
  Other short-term borrowings and
   trading account liabilities:
   Domestic...........................       26,097  0.73
   Foreign............................        6,868  1.28
                                       ------------
    Total.............................       32,965  0.80
                                       ------------
  Long-term debt:
   Domestic...........................       85,291  2.18
   Foreign............................       23,983  2.31
                                       ------------
    Total.............................      109,274  2.21
                                       ------------
  Total interest-bearing liabilities:
   Domestic...........................      166,487  0.30
   Foreign............................      172,409  1.45
                                       ------------
    Total.............................      338,896  0.50
                                       ------------
Non-interest-bearing liabilities......

Total liabilities from discontinued
 operations...........................

Shareholder's equity..................

Total average liabilities and
 shareholder's equity.................

Net interest income and average
 interest rate spread................. (Yen)781,256  1.04%
                                       ============  ====
Net interest income as a percentage
 of average total interest-earning
 assets...............................               1.08%
                                                     ====

The percentage of average total assets attributable to foreign activities was 35.8%, 29.8% and 26.4%, respectively, for the fiscal years ended March 31, 2002, 2003 and 2004.

The percentage of average total liabilities attributable to foreign activities was 35.9%, 30.2% and 27.0%, respectively, for the fiscal years ended March 31, 2002, 2003 and 2004.

Analysis of Net Interest Income

The following table shows changes in our net interest income between changes in volume and changes in rate for the fiscal year ended March 31, 2003 compared to the fiscal year ended March 31, 2002 and the fiscal year ended March 31, 2004 compared to the fiscal year ended March 31, 2003.

                                               Fiscal year ended March 31, 2002            Fiscal year ended March 31, 2003
                                            versus fiscal year ended March 31, 2003     versus fiscal year ended March 31, 2004
                                          ------------------------------------------  ------------------------------------------
                                            Increase (decrease) due                     Increase (decrease) due
                                                 to changes in                               to changes in
                                          ---------------------------                 ---------------------------
                                             Volume          Rate        Net change      Volume          Rate        Net change
                                          ------------  -------------  -------------  ------------  -------------  -------------
                                                                               (in millions)
Interest income:
Interest-earning deposits in other banks:
   Domestic.............................. (Yen) (1,664) (Yen)  (5,358) (Yen)  (7,022) (Yen)   (566) (Yen)     858  (Yen)     292
   Foreign...............................      (42,908)       (35,614)       (78,522)      (10,934)       (12,867)       (23,801)
                                          ------------  -------------  -------------  ------------  -------------  -------------
       Total.............................      (44,572)       (40,972)       (85,544)      (11,500)       (12,009)       (23,509)
                                          ------------  -------------  -------------  ------------  -------------  -------------
Call loans, funds sold, and receivables
  under resale agreements and
  securities borrowing transactions:
   Domestic..............................       (2,867)          (614)        (3,481)        1,813         (2,927)        (1,114)
   Foreign...............................      (20,606)       (73,679)       (94,285)         (550)       (12,025)       (12,575)
                                          ------------  -------------  -------------  ------------  -------------  -------------
       Total.............................      (23,473)       (74,293)       (97,766)        1,263        (14,952)       (13,689)
                                          ------------  -------------  -------------  ------------  -------------  -------------
Trading account assets:
   Domestic..............................        1,967         (2,366)          (399)        6,021          6,663         12,684
   Foreign...............................         (402)          (461)          (863)           43          4,073          4,116
                                          ------------  -------------  -------------  ------------  -------------  -------------
       Total.............................        1,565         (2,827)        (1,262)        6,064         10,736         16,800
                                          ------------  -------------  -------------  ------------  -------------  -------------
Investment securities (see Note 2):
   Domestic..............................       11,046        (10,790)           256         7,752        (10,538)        (2,786)
   Foreign...............................       (4,120)       (22,139)       (26,259)       12,408        (22,938)       (10,530)
                                          ------------  -------------  -------------  ------------  -------------  -------------
       Total.............................        6,926        (32,929)       (26,003)       20,160        (33,476)       (13,316)
                                          ------------  -------------  -------------  ------------  -------------  -------------
Loans:
   Domestic..............................       22,747        (72,859)       (50,112)        9,717        (32,806)       (23,089)
   Foreign...............................       (5,376)      (141,321)      (146,697)      (31,837)       (51,875)       (83,712)
                                          ------------  -------------  -------------  ------------  -------------  -------------
       Total.............................       17,371       (214,180)      (196,809)      (22,120)       (84,681)      (106,801)
                                          ------------  -------------  -------------  ------------  -------------  -------------
Total interest income:
   Domestic..............................       31,229        (91,987)       (60,758)       24,737        (38,750)       (14,013)
   Foreign...............................      (73,412)      (273,214)      (346,626)      (30,870)       (95,632)      (126,502)
                                          ------------  -------------  -------------  ------------  -------------  -------------
       Total............................. (Yen)(42,183) (Yen)(365,201) (Yen)(407,384) (Yen) (6,133) (Yen)(134,382) (Yen)(140,515)
                                          ============  =============  =============  ============  =============  =============

--------
Notes:
1. Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total "net change."
2. Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

                                             Fiscal year ended March 31, 2002            Fiscal year ended March 31, 2003
                                          versus fiscal year ended March 31, 2003    versus fiscal year ended March 31, 2004
                                        ------------------------------------------  -----------------------------------------
                                            Increase (decrease)                         Increase (decrease)
                                             due to changes in                           due to changes in
                                        ---------------------------                 ---------------------------
                                           Volume          Rate        Net change      Volume          Rate       Net change
                                        ------------  -------------  -------------  ------------  -------------  ------------
                                                                            (in millions)
Interest expense:
Deposits:
   Domestic............................ (Yen)  6,996  (Yen) (53,956) (Yen) (46,960) (Yen)  2,189  (Yen) (16,968) (Yen)(14,779)
   Foreign.............................      (34,633)      (113,486)      (148,119)        2,170        (36,535)      (34,365)
                                        ------------  -------------  -------------  ------------  -------------  ------------
       Total...........................      (27,637)      (167,442)      (195,079)        4,359        (53,503)      (49,144)
                                        ------------  -------------  -------------  ------------  -------------  ------------
Debentures--Domestic...................      (11,063)        (1,025)       (12,088)       (5,358)           885        (4,473)
                                        ------------  -------------  -------------  ------------  -------------  ------------
Call money, funds purchased, and
  payables under repurchase
  agreements and securities lending
  transactions:
   Domestic............................       (1,000)       (15,578)       (16,578)        1,437          5,937         7,374
   Foreign.............................      (16,665)       (61,731)       (78,396)       (2,337)       (27,195)      (29,532)
                                        ------------  -------------  -------------  ------------  -------------  ------------
       Total...........................      (17,665)       (77,309)       (94,974)         (900)       (21,258)      (22,158)
                                        ------------  -------------  -------------  ------------  -------------  ------------
Other short-term borrowings and trading
  account liabilities:
   Domestic............................          471         (2,255)        (1,784)       14,351         (1,214)       13,137
   Foreign.............................      (10,816)        (1,909)       (12,725)         (861)        (8,764)       (9,625)
                                        ------------  -------------  -------------  ------------  -------------  ------------
       Total...........................      (10,345)        (4,164)       (14,509)       13,490         (9,978)        3,512
                                        ------------  -------------  -------------  ------------  -------------  ------------
Long-term debt:
   Domestic............................       14,873        (14,723)           150         9,386        (12,705)       (3,319)
   Foreign.............................      (12,078)       (18,655)       (30,733)      (10,755)        (9,850)      (20,605)
                                        ------------  -------------  -------------  ------------  -------------  ------------
       Total...........................        2,795        (33,378)       (30,583)       (1,369)       (22,555)      (23,924)
                                        ------------  -------------  -------------  ------------  -------------  ------------
Total interest expense:
   Domestic............................       10,277        (87,537)       (77,260)       22,005        (24,065)       (2,060)
   Foreign.............................      (74,192)      (195,781)      (269,973)      (11,783)       (82,344)      (94,127)
                                        ------------  -------------  -------------  ------------  -------------  ------------
       Total........................... (Yen)(63,915) (Yen)(283,318) (Yen)(347,233) (Yen) 10,222  (Yen)(106,409) (Yen)(96,187)
                                        ------------  -------------  -------------  ------------  -------------  ------------
Net interest income:
   Domestic............................ (Yen) 20,952  (Yen)  (4,450) (Yen)  16,502  (Yen)  2,732  (Yen) (14,685) (Yen)(11,953)
   Foreign.............................          780        (77,433)       (76,653)      (19,087)       (13,288)      (32,375)
                                        ------------  -------------  -------------  ------------  -------------  ------------
       Total........................... (Yen) 21,732  (Yen) (81,883) (Yen) (60,151) (Yen)(16,355) (Yen) (27,973) (Yen)(44,328)
                                        ============  =============  =============  ============  =============  ============

--------
Note--Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total "net change."

II. Investment Portfolio

The following table shows information as to the value of our investment securities available for sale and being held to maturity at March 31, 2002, 2003 and 2004.

                                                                                                  At March 31,
                                   -------------------------------------------------------------------------------------------
                                                        2002                                          2003
                                   ---------------------------------------------- --------------------------------------------
                                                      Estimated         Net                          Estimated        Net
                                      Amortized        market        unrealized      Amortized        market       unrealized
                                        cost            value          gains           cost            value         gains
                                   --------------- --------------- -------------- --------------- --------------- ------------
                                                                                                 (in millions)
Securities available for sale:
Domestic:
 Japanese national government and
  Japanese government agency
  bonds........................... (Yen) 8,024,768 (Yen) 8,051,029 (Yen)   26,261 (Yen) 8,755,763 (Yen) 8,810,317 (Yen) 54,554
 Corporate bonds..................       1,184,501       1,189,777          5,276         839,507         842,296        2,789
 Marketable equity securities.....       2,438,186       3,697,430      1,259,244       1,970,134       2,564,430      594,296
 Other securities.................         482,148         488,011          5,863         491,667         498,619        6,952
                                   --------------- --------------- -------------- --------------- --------------- ------------
   Total domestic.................      12,129,603      13,426,247      1,296,644      12,057,071      12,715,662      658,591
                                   --------------- --------------- -------------- --------------- --------------- ------------
Foreign:
 U.S. Treasury and other U.S.
  government agencies bonds.......         693,114         707,582         14,468         870,486         874,569        4,083
 Other governments and official
  institutions bonds..............         985,316       1,014,857         29,541       1,274,176       1,325,494       51,318
 Mortgage-backed securities.......       1,067,198       1,115,980         48,782       1,139,648       1,151,042       11,394
 Other securities.................         889,788         920,431         30,643         719,867         734,359       14,492
                                   --------------- --------------- -------------- --------------- --------------- ------------
   Total foreign..................       3,635,416       3,758,850        123,434       4,004,177       4,085,464       81,287
                                   --------------- --------------- -------------- --------------- --------------- ------------
    Total......................... (Yen)15,765,019 (Yen)17,185,097 (Yen)1,420,078 (Yen)16,061,248 (Yen)16,801,126 (Yen)739,878
                                   =============== =============== ============== =============== =============== ============
Securities being held to maturity:
Domestic:
 Japanese national government and
  Japanese government agency
  bonds........................... (Yen)        -- (Yen)        -- (Yen)       -- (Yen)        -- (Yen)        -- (Yen)     --
 Corporate bonds..................              --              --             --              --              --           --
                                   --------------- --------------- -------------- --------------- --------------- ------------
   Total domestic.................              --              --             --              --              --           --
                                   --------------- --------------- -------------- --------------- --------------- ------------
Foreign:
 U.S. Treasury and other U.S.
  government agencies bonds.......              --              --             --              --              --           --
 Other governments and official
  institutions bonds..............              --              --             --              --              --           --
 Other securities.................              --              --             --              --              --           --
                                   --------------- --------------- -------------- --------------- --------------- ------------
   Total foreign..................              --              --             --              --              --           --
                                   --------------- --------------- -------------- --------------- --------------- ------------
    Total......................... (Yen)        -- (Yen)        -- (Yen)       -- (Yen)        -- (Yen)        -- (Yen)     --
                                   =============== =============== ============== =============== =============== ============

                                   -----------------------------------------------
                                                        2004
                                   ----------------------------------------------
                                                      Estimated         Net
                                      Amortized        market        unrealized
                                        cost            value          gains
                                   --------------- --------------- --------------

Securities available for sale:
Domestic:
 Japanese national government and
  Japanese government agency
  bonds........................... (Yen)12,599,395 (Yen)12,607,790 (Yen)    8,395
 Corporate bonds..................       1,027,342       1,028,679          1,337
 Marketable equity securities.....       1,628,489       2,933,095      1,304,606
 Other securities.................         253,683         256,205          2,522
                                   --------------- --------------- --------------
   Total domestic.................      15,508,909      16,825,769      1,316,860
                                   --------------- --------------- --------------
Foreign:
 U.S. Treasury and other U.S.
  government agencies bonds.......         887,851         900,256         12,405
 Other governments and official
  institutions bonds..............         520,229         523,739          3,510
 Mortgage-backed securities.......       1,118,981       1,145,084         26,103
 Other securities.................         853,835         891,918         38,083
                                   --------------- --------------- --------------
   Total foreign..................       3,380,896       3,460,997         80,101
                                   --------------- --------------- --------------
    Total......................... (Yen)18,889,805 (Yen)20,286,766 (Yen)1,396,961
                                   =============== =============== ==============
Securities being held to maturity:
Domestic:
 Japanese national government and
  Japanese government agency
  bonds........................... (Yen)   996,398 (Yen)   996,785 (Yen)      387
 Corporate bonds..................             997             997             --
                                   --------------- --------------- --------------
   Total domestic.................         997,395         997,782            387
                                   --------------- --------------- --------------
Foreign:
 U.S. Treasury and other U.S.
  government agencies bonds.......           5,584           5,584             --
 Other governments and official
  institutions bonds..............          12,528          12,608             80
 Other securities.................          36,686          36,688              2
                                   --------------- --------------- --------------
   Total foreign..................          54,798          54,880             82
                                   --------------- --------------- --------------
    Total......................... (Yen) 1,052,193 (Yen) 1,052,662 (Yen)      469
                                   =============== =============== ==============

Nonmarketable equity securities, presented in Other investment securities in the consolidated financial statements, were carried at costs of (Yen)99,029 million, (Yen)113,054 million and (Yen)160,343 million, at March 31, 2002, 2003 and 2004, respectively. The corresponding estimated fair values at those dates were not readily determinable.

The following table presents the book values, maturities and weighted average yields of investment securities available for sale and being held to maturity, excluding equity securities, at March 31, 2004. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

                                                          Maturities after one           Maturities after
                                  Maturities              year but within five            five years but
                                within one year                   years                  within ten years
                             --------------------         --------------------         --------------------
                                 Amount          Yield        Amount          Yield        Amount          Yield
                             --------------     ------    --------------     ------    --------------     ------
                                                                   (in millions, except percentages)
Securities available for
 sale:
  Domestic:
   Japanese national
    government and
    Japanese government
    agency bonds............ (Yen)7,412,942      0.04%    (Yen)3,396,897      0.75%    (Yen)  789,031      1.38%
   Corporate bonds..........        170,747     1.77             810,568     0.87              47,259     0.94
   Other securities.........         78,089     3.96             133,910     2.47              18,974     1.93
                             --------------      ----     --------------      ----     --------------      ----
      Total domestic........      7,661,778      0.12          4,341,375      0.83            855,264      1.36
                             --------------      ----     --------------      ----     --------------      ----
  Foreign:
   U.S. Treasury and other
    U.S. government
    agencies bonds..........        128,158     6.30             661,242     2.81              70,641     4.41
   Other governments and
    official institutions
    bonds...................        163,452     1.85             272,476     2.96              80,844     3.71
   Mortgage-backed
    securities..............         36,471     1.52               2,695     6.57             111,589     3.88
   Other securities.........         93,045     1.66             452,342     1.93              65,824     2.80
                             --------------      ----     --------------      ----     --------------      ----
      Total foreign.........        421,126      3.12          1,388,755      2.57            328,898      3.72
                             --------------      ----     --------------      ----     --------------      ----
       Total................ (Yen)8,082,904      0.27%    (Yen)5,730,130      1.24%    (Yen)1,184,162      2.01%
                             ==============      ====     ==============      ====     ==============      ====
Securities being held to
 maturity:
  Domestic:
   Japanese national
    government and
    Japanese government      (Yen)       --                                            (Yen)       --
    agency bonds............                     -- %     (Yen)  996,398     0.43%                         -- %
   Corporate bonds..........             --       --                  --       --                  --       --
                             --------------      ----     --------------      ----     --------------      ----
      Total domestic........             --        --            996,398      0.43                 --        --
                             --------------      ----     --------------      ----     --------------      ----
  Foreign:
   U.S. Treasury and other
    U.S. government
    agencies bonds..........             --       --               1,168     7.96                  --       --
   Other governments and
    official institutions
    bonds...................          4,360     4.06               8,168     4.85                  --       --
   Other securities.........          2,263     2.30              28,572     1.98               5,851     1.04
                             --------------      ----     --------------      ----     --------------      ----
      Total foreign.........          6,623      3.46             37,908      2.78              5,851      1.04
                             --------------      ----     --------------      ----     --------------      ----
       Total................ (Yen)    6,623      3.46%    (Yen)1,034,306      0.52%    (Yen)    5,851      1.04%
                             ==============      ====     ==============      ====     ==============      ====

                                  Maturities
                                     after
                                   ten years                      Total
                             --------------------         ---------------------
                                 Amount          Yield        Amount           Yield
                             --------------     ------    ---------------     ------

Securities available for
 sale:
  Domestic:
   Japanese national
    government and
    Japanese government
    agency bonds............ (Yen)1,008,920      0.88%    (Yen)12,607,790      0.38%
   Corporate bonds..........            105 0.00        1,028,679 1.02
   Other securities.........         25,232 0.54          256,205 2.69
                             --------------      ----     ---------------      ----
      Total domestic........      1,034,257      0.87          13,892,674      0.47
                             --------------      ----     ---------------      ----
  Foreign:
   U.S. Treasury and other
    U.S. government
    agencies bonds..........         40,215 4.02          900,256 3.47
   Other governments and
    official institutions
    bonds...................          6,967 5.75          523,739 2.76
   Mortgage-backed
    securities..............        994,329 3.63        1,145,084 3.59
   Other securities.........         73,089 4.54          684,300 2.25
                             --------------      ----     ---------------      ----
      Total foreign.........      1,114,600      3.70           3,253,379      3.14
                             --------------      ----     ---------------      ----
       Total................ (Yen)2,148,857      2.32%    (Yen)17,146,053      0.97%
                             ==============      ====     ===============      ====
Securities being held to
 maturity:
  Domestic:
   Japanese national
    government and
    Japanese government      (Yen)       --
    agency bonds............                 -- % (Yen)   996,398 0.43%
   Corporate bonds..........            997 1.50              997 1.50
                             --------------      ----     ---------------      ----
      Total domestic........            997      1.50             997,395      0.43
                             --------------      ----     ---------------      ----
  Foreign:
   U.S. Treasury and other
    U.S. government
    agencies bonds..........          4,416 7.90            5,584 7.92
   Other governments and
    official institutions
    bonds...................             --   --           12,528 4.57
   Other securities.........             --   --           36,686 1.85
                             --------------      ----     ---------------      ----
      Total foreign.........          4,416      7.90              54,798      3.09
                             --------------      ----     ---------------      ----
       Total................ (Yen)    5,413      6.72%    (Yen) 1,052,193      0.57%
                             ==============      ====     ===============      ====

Excluding U.S. Treasury and other U.S. government agencies bonds and Japanese national government bonds, the following table sets forth the securities of individual issuers held in our investment securities portfolio which exceeded 10% of our consolidated shareholder's equity at March 31, 2004.

                                                                                  Amortized      Fair
                                                                                    cost         value
                                                                                 ------------ ------------
                                                                                       (in millions)
Mortgage-backed securities issued by U.S. Federal National Mortgage Association. (Yen)559,474 (Yen)557,761
Mortgage-backed securities issued by U.S. Federal Home Loan Mortgage Corporation      538,826      537,508
Deposit Insurance Corporation of Japan..........................................      329,399      329,521

III. Loan Portfolio

The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and type of industry of borrower at March 31 of each of the five fiscal years ended March 31, 2004. Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes and is not necessarily based on use of proceeds:

                                                                                                At March 31,
                                  ----------------------------------------------------------------------------------------------
                                       2000            2001               2002                           2003
                                  --------------- --------------- ---------------      ------------------------------------
                                       Old             Old                Old                  Old                  New
                                  classification  classification     classification       classification       classification
                                  --------------- --------------- ---------------      ---------------      ---------------
                                                                                               (in millions)
Domestic:
  Manufacturing.................. (Yen) 5,597,318 (Yen) 5,232,119 (Yen) 5,081,824      (Yen) 4,791,882      (Yen) 4,714,708
  Construction...................       1,460,653       1,400,401       1,225,068              995,918              995,918
  Real estate....................       3,698,842       3,974,597       3,618,859            3,245,721            3,245,721
  Services.......................       3,813,850       3,729,534       3,597,009            4,302,974            4,249,086
  Wholesale and retail...........       5,956,815       5,705,179       5,142,845            4,880,193            4,723,010
  Banks and other financial
   institutions/(1)/.............       2,193,633       2,012,321       2,201,470            1,800,592            1,800,592
  Communication and information
   services......................              --              --              --                   --            1,264,713
  Other industries...............       3,155,294       1,589,648       2,781,122            3,621,243            2,644,775
  Consumer.......................       6,873,500       6,661,251       6,687,523            6,994,224            6,994,224
                                  --------------- --------------- ---------------      ---------------      ---------------
   Total domestic................      32,749,905      30,305,050      30,335,720           30,632,747           30,632,747
                                  --------------- --------------- ---------------      ---------------      ---------------
Foreign:
  Governments and official
   institutions..................         223,219         296,003         308,574              227,685              227,685
  Banks and other financial
   institutions/(1)/.............         482,235         581,433         493,800              777,697              777,697
  Commercial and industrial......       6,993,928       8,218,468       9,271,565            8,127,334            8,127,334
  Other..........................         548,423         804,434         644,003              267,301              267,301
                                  --------------- --------------- ---------------      ---------------      ---------------
   Total foreign.................       8,247,805       9,900,338      10,717,942            9,400,017            9,400,017
                                  --------------- --------------- ---------------      ---------------      ---------------
    Total........................      40,997,710      40,205,388      41,053,662           40,032,764           40,032,764
Less unearned income and deferred
 loan fees--net..................          30,205          30,233          41,501               40,387               40,387
                                  --------------- --------------- ---------------      ---------------      ---------------
    Total........................ (Yen)40,967,505 (Yen)40,175,155 (Yen)41,012,161/(2)/ (Yen)39,992,377/(2)/ (Yen)39,992,377/(2)/
                                  =============== =============== ===============      ===============      ===============

                                  -------------------------------------
                                                    2004
                                  ------------------------------------
                                          Old                  New
                                     classification       classification
                                  ---------------      ---------------

Domestic:
  Manufacturing.................. (Yen) 4,758,303      (Yen) 4,692,433
  Construction...................         832,758              832,758
  Real estate....................       3,515,717            3,515,717
  Services.......................       3,898,336            3,661,758
  Wholesale and retail...........       4,445,790            4,311,980
  Banks and other financial
   institutions/(1)/.............       1,765,377            1,765,377
  Communication and information
   services......................              --              650,983
  Other industries...............       4,965,300            4,750,575
  Consumer.......................       7,473,998            7,473,998/(3)/
                                  ---------------      ---------------
   Total domestic................      31,655,579           31,655,579
                                  ---------------      ---------------
Foreign:
  Governments and official
   institutions..................         178,402              178,402
  Banks and other financial
   institutions/(1)/.............         904,841              904,841
  Commercial and industrial......       7,063,034            7,063,034
  Other..........................         156,369              156,369
                                  ---------------      ---------------
   Total foreign.................       8,302,646            8,302,646
                                  ---------------      ---------------
    Total........................      39,958,225           39,958,225
Less unearned income and deferred
 loan fees--net..................          27,183               27,183
                                  ---------------      ---------------
    Total........................ (Yen)39,931,042/(2)/ (Yen)39,931,042/(2)/
                                  ===============      ===============

--------
Notes:
(1)Loans to the so-called non-bank finance companies are generally included in the "Banks and other financial institutions" category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)The above table includes loans held for sale of (Yen)3,178 million,
   (Yen)3,360 million and (Yen)9,960 million at March 31, 2002, 2003 and 2004, respectively.
(3)Domestic loans within the "consumer" category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and we are now able to present a precise breakdown of the balance of such consumer loans at March 31, 2004 by the type of proprietor business. This breakdown is presented below in accordance with our new classification:

                                                                  Banks and   Communication
                                                                    other          and                      Total
                               Real                  Wholesale    financial    information    Other      included in
Manufacturing Construction    estate      Services   and retail  institutions   services    industries    Consumer
------------- ------------ ------------ ------------ ----------- ------------ ------------- ----------- --------------
                                                    (in millions)
 (Yen)28,229  (Yen)19,283  (Yen)738,377 (Yen)230,730 (Yen)52,253  (Yen)1,200   (Yen)4,121   (Yen)10,620 (Yen)1,084,813

   Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal year-end dates.

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the maturities of our loan portfolio at March 31, 2004:

Old Classification
                                                                          Maturity
                                             ------------------------------------------------------------------
                                             One year or less One to five years Over five years      Total
                                             ---------------- ----------------- --------------- ---------------
                                                                       (in millions)
Domestic:
   Manufacturing............................ (Yen) 3,322,976   (Yen) 1,291,469  (Yen)  143,858  (Yen) 4,758,303
   Construction.............................         597,326           188,959          46,473          832,758
   Real estate..............................       1,182,969         1,088,789       1,243,959        3,515,717
   Services.................................       2,270,589         1,141,567         486,180        3,898,336
   Wholesale and retail.....................       3,007,702         1,321,757         116,331        4,445,790
   Banks and other financial institutions...       1,028,965           516,290         220,122        1,765,377
   Other industries.........................       3,898,919           861,431         204,950        4,965,300
   Consumer:
       Installment loans to individuals.....          91,706         1,616,049       5,196,140        6,903,895
       Other................................         464,119            44,821          61,163          570,103
                                             ---------------   ---------------  --------------  ---------------
                                                     555,825         1,660,870       5,257,303        7,473,998
                                             ---------------   ---------------  --------------  ---------------
          Total domestic....................      15,865,271         8,071,132       7,719,176       31,655,579
Foreign.....................................       4,329,866         2,305,432       1,667,348        8,302,646
                                             ---------------   ---------------  --------------  ---------------
          Total............................. (Yen)20,195,137   (Yen)10,376,564  (Yen)9,386,524  (Yen)39,958,225
                                             ===============   ===============  ==============  ===============

New Classification
                                                                          Maturity
                                             ------------------------------------------------------------------
                                             One year or less One to five years Over five years      Total
                                             ---------------- ----------------- --------------- ---------------
                                                                       (in millions)
Domestic:
   Manufacturing............................ (Yen) 3,273,989   (Yen) 1,280,132  (Yen)  138,312  (Yen) 4,692,433
   Construction.............................         597,326           188,959          46,473          832,758
   Real estate..............................       1,182,969         1,088,789       1,243,959        3,515,717
   Services.................................       2,080,055         1,094,994         486,709        3,661,758
   Wholesale and retail.....................       2,939,470         1,273,166          99,344        4,311,980
   Banks and other financial institutions...       1,028,965           516,290         220,122        1,765,377
   Communication and information services...         476,746           142,233          32,004          650,983
   Other industries.........................       3,729,926           825,699         194,950        4,750,575
   Consumer:
       Installment loans to individuals.....          91,706         1,616,049       5,196,140        6,903,895
       Other................................         464,119            44,821          61,163          570,103
                                             ---------------   ---------------  --------------  ---------------
                                                     555,825         1,660,870       5,257,303        7,473,998
                                             ---------------   ---------------  --------------  ---------------
          Total domestic....................      15,865,271         8,071,132       7,719,176       31,655,579
Foreign.....................................       4,329,866         2,305,432       1,667,348        8,302,646
                                             ---------------   ---------------  --------------  ---------------
          Total............................. (Yen)20,195,137   (Yen)10,376,564  (Yen)9,386,524  (Yen)39,958,225
                                             ===============   ===============  ==============  ===============

The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2004 are shown below.

                                  Domestic        Foreign          Total
                               --------------- -------------- ---------------
                                               (in millions)
   Predetermined rate......... (Yen) 6,623,081 (Yen)1,544,263 (Yen) 8,167,344
   Floating or adjustable rate       9,167,227      2,428,517      11,595,744
                               --------------- -------------- ---------------
      Total................... (Yen)15,790,308 (Yen)3,972,780 (Yen)19,763,088
                               =============== ============== ===============

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

The following table shows the distribution of our nonaccrual loans, restructured loans and accruing loans which are contractually past due 90 days or more as to principal or interest payments at March 31 of each of the five fiscal years ended March 31, 2004, based on the domicile and type of industry of the borrowers:

                                                                                            At March 31,
                                              --------------------------------------------------------------------------
                                                   2000           2001           2002                  2003
                                              -------------- -------------- -------------- -----------------------------
                                                   Old            Old            Old            Old            New
                                              classification classification classification classification classification
                                              -------------- -------------- -------------- -------------- --------------
                                                                                           (in millions)
Nonaccrual loans:
  Domestic:
   Manufacturing............................. (Yen)   96,227 (Yen)  109,726 (Yen)  115,383 (Yen)   74,609 (Yen)   73,635
   Construction..............................        106,366        165,991        142,867         62,951         62,951
   Real estate...............................        497,814        618,146        511,435        198,792        198,792
   Services..................................        190,165        188,598        149,517         63,765         65,506
   Wholesale and retail......................        354,157        214,691        223,786        209,645        195,423
   Banks and other financial institutions....         56,945         87,703         46,115         15,016         15,016
   Communication and information
    services.................................             --             --             --             --         13,863
   Other industries..........................         21,353         30,423         27,250         31,346         30,938
   Consumer..................................         55,159        161,665        157,241        147,110        147,110
                                              -------------- -------------- -------------- -------------- --------------
    Total domestic...........................      1,378,186      1,576,943      1,373,594        803,234        803,234
                                              -------------- -------------- -------------- -------------- --------------
  Foreign:
   Governments and official institutions.....          1,032          2,336          3,341          1,734          1,734
   Banks and other financial institutions....         12,425          7,829          8,393          7,694          7,694
   Commercial and industrial.................        125,712        148,966        220,166        251,110        251,110
   Other.....................................         21,218         23,321          1,871          5,350          5,350
                                              -------------- -------------- -------------- -------------- --------------
    Total foreign............................        160,387        182,452        233,771        265,888        265,888
                                              -------------- -------------- -------------- -------------- --------------
    Total....................................      1,538,573      1,759,395      1,607,365      1,069,122      1,069,122
                                              ============== ============== ============== ============== ==============
Restructured loans:
  Domestic...................................        277,003      1,574,503      1,522,078        945,261        945,261
  Foreign....................................         44,774         86,983         97,052         83,193         83,193
                                              -------------- -------------- -------------- -------------- --------------
    Total....................................        321,777      1,661,486      1,619,130      1,028,454      1,028,454
                                              ============== ============== ============== ============== ==============
Accruing loans contractually past due 90 days
 or more:
  Domestic...................................         61,022         23,254         15,023         15,212         15,212
  Foreign....................................          1,273          2,008          2,763          2,866          2,866
                                              -------------- -------------- -------------- -------------- --------------
    Total....................................         62,295         25,262         17,786         18,078         18,078
                                              ============== ============== ============== ============== ==============
    Total.................................... (Yen)1,922,645 (Yen)3,446,143 (Yen)3,244,281 (Yen)2,115,654 (Yen)2,115,654
                                              ============== ============== ============== ============== ==============

                                              ------------------------------
                                                          2004
                                              -----------------------------
                                                   Old            New
                                              classification classification
                                              -------------- --------------

Nonaccrual loans:
  Domestic:
   Manufacturing............................. (Yen)   99,069 (Yen)   98,856
   Construction..............................         42,619         42,619
   Real estate...............................        125,405        125,405
   Services..................................         34,648         39,514
   Wholesale and retail......................         93,637         84,095
   Banks and other financial institutions....         15,789         15,789
   Communication and information
    services.................................             --          5,128
   Other industries..........................         14,744         14,505
   Consumer..................................        137,690        137,690
                                              -------------- --------------
    Total domestic...........................        563,601        563,601
                                              -------------- --------------
  Foreign:
   Governments and official institutions.....            877            877
   Banks and other financial institutions....         84,623         84,623
   Commercial and industrial.................        127,423        127,423
   Other.....................................         13,942         13,942
                                              -------------- --------------
    Total foreign............................        226,865        226,865
                                              -------------- --------------
    Total....................................        790,466        790,466
                                              ============== ==============
Restructured loans:
  Domestic...................................        381,063        381,063
  Foreign....................................         45,739         45,739
                                              -------------- --------------
    Total....................................        426,802        426,802
                                              ============== ==============
Accruing loans contractually past due 90 days
 or more:
  Domestic...................................         11,092         11,092
  Foreign....................................            887            887
                                              -------------- --------------
    Total....................................         11,979         11,979
                                              ============== ==============
    Total.................................... (Yen)1,229,247 (Yen)1,229,247
                                              ============== ==============

--------
Notes:
(1)The above table does not include real estate acquired in full or partial satisfaction of debt and certain assets under the management of the Cooperative Credit Purchasing Company which are recorded at estimated fair value less estimated cost to sell.
(2)Domestic nonaccrual loans within the "consumer" category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and we are now able to present a precise breakdown of the balance of such consumer loans at March 31, 2004 by the type of proprietor business. This breakdown is presented below in accordance with our new classification:

                                                               Banks and   Communication              Total
                                                                 other          and                  included
                              Real                 Wholesale   financial    information    Other        in
Manufacturing Construction   estate     Services   and retail institutions   services    industries  Consumer
------------- ------------ ----------- ----------- ---------- ------------ ------------- ---------- -----------
                                                 (in millions)
 (Yen)1,566     (Yen)877   (Yen)52,271 (Yen)14,203 (Yen)5,765   (Yen)21      (Yen)264        --     (Yen)74,967

   Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal year-end dates.

Gross interest income which would have been accrued at the original terms on domestic nonaccrual and restructured loans outstanding during the fiscal year ended March 31, 2004 was approximately (Yen)23.1 billion, of which (Yen)18.0 billion was included in the results of operations for the fiscal year. Gross interest income which would have been accrued at the original terms on foreign nonaccrual and restructured loans outstanding for the fiscal year ended March 31, 2004 was approximately (Yen)10.5 billion, of which (Yen)4.7 billion was included in the results of operations for the fiscal year.

Foreign Loans Outstanding

We had no cross-border outstandings to borrowers in any foreign country in which total exceeded 0.75% of consolidated total assets at March 31, 2002, 2003 and 2004. Cross-border outstandings are defined, for this purpose, as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Material local currency loans outstanding which are neither hedged nor funded by local currency borrowings are included in cross-border outstandings.

Guarantees of outstandings of borrowers of other countries are considered to be outstandings of the guarantor. Loans made to, or deposits placed with, a branch of a foreign bank located outside the foreign bank's home country are considered to be loans to, or deposits with, the foreign bank. Outstandings of a country do not include principal or interest amounts of which are supported by written, legally enforceable guarantees by guarantors of other countries or the amounts of outstandings to the extent that they are secured by tangible, liquid collateral held and realizable by us and its subsidiaries outside the country in which they operate.

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

Exposure to East Asia

We maintain a substantial network of branches and subsidiaries in East Asia and the region has been an important market for our financial services. Certain economies in this region are growing at a rapid pace, while the economy is not always stable and exposed to country risk to a greater extent than developed countries. In response to on-going and possible developments in the regional economy, we regularly reassess the country risk of each country in the region, to adjust exposure levels, and to review and revise country credit policies.

The following table represents our cross-border outstandings and unused commitments at March 31, 2003 and 2004, to certain East Asian countries:

                                               At March 31,
                             -------------------------------------------------
                                       2003                     2004
                             ------------------------ ------------------------
                             Cross-border   Unused    Cross-border   Unused
                             outstanding  commitments outstanding  commitments
                             ------------ ----------- ------------ -----------
                                               (in billions)
  South Korea...............  (Yen)240.4   (Yen) 1.3   (Yen)191.1   (Yen)0.5
  Indonesia.................        26.6        33.7         22.5         --
  Thailand..................       146.4         7.8        145.6        4.4
  Malaysia..................        84.0         2.2         84.7        1.0
  Philippines...............        46.9         3.6         41.2         --
  Hong Kong.................       176.2          --        300.6         --
  People's Republic of China       132.1         8.8        194.6        0.7
  Singapore.................       257.2        16.6        211.4        1.6

Exposure to Latin America

Similar to economies in East Asia, growth of economy is expected while unstability is observed in Latin America region. The following is a summary of cross-border outstandings to counterparties in major Latin American countries at March 31, 2003 and 2004:

                                       At March 31,
                                   --------------------
                                      2003      2004
                                   ---------- ---------
                                      (in billions)
                         Brazil... (Yen)119.2 (Yen)82.0
                         Mexico...       74.3      45.0
                         Argentina       34.1      18.2

Loan Concentrations

At March 31, 2004, there were no concentrations of loans to a single industry group of borrowers, as defined by the Bank of Japan industry segment loan classifications, which exceeded 10% of our consolidated total loans, except for loans in a category disclosed in the table of loans outstanding above.

Credit Risk Management

We have a credit rating system, under which borrowers and transactions are graded on a worldwide basis. We calculate probability of default by statistical means and manage our credit portfolio based on this credit rating system. For a detailed description of this system and other elements of our risk management structure, see "Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk--Credit Risk Management."

IV. Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by type of borrowers' business for each of the five fiscal years ended March 31, 2004:

                                                                                        Fiscal years ended March 31,
                                             -------------------------------------------------------------------------------
                                                  2000            2001            2002                    2003
                                             --------------  --------------  --------------  ------------------------------
                                                  Old             Old             Old             Old             New
                                             classification  classification  classification  classification  classification
                                             --------------  --------------  --------------  --------------  --------------
                                                                                      (in millions, except percentages)
Allowance for credit losses at beginning of
 fiscal year................................ (Yen)1,290,657  (Yen)1,137,181  (Yen)1,385,010  (Yen)1,341,608  (Yen)1,341,608
                                             --------------  --------------  --------------  --------------  --------------
Provision (credit) for credit losses........        351,914         652,728         466,947         287,282         287,282
                                             --------------  --------------  --------------  --------------  --------------
Charge-offs:
   Domestic:
      Manufacturing.........................         24,970          26,254          45,226          65,823          65,671
      Construction..........................         67,394          39,447          24,063          48,559          48,559
      Real estate...........................         15,029          96,371         112,757         181,203         181,203
      Services..............................         34,666          52,535          35,349          40,599          45,946
      Wholesale and retail..................        188,706         134,381          80,622         105,952          98,106
      Banks and other financial
       institutions.........................         27,970          15,815          60,333          18,945          18,945
      Communication and information
       services.............................             --              --              --              --           4,865
      Other industries......................         47,301           4,469           5,236          24,781          22,567
      Consumer..............................         39,101          33,725          43,059          38,042          38,042
                                             --------------  --------------  --------------  --------------  --------------
   Total domestic...........................        445,137         402,997         406,645         523,904         523,904
                                             --------------  --------------  --------------  --------------  --------------
   Total foreign............................        102,746          77,050         107,344         116,218         116,218
                                             --------------  --------------  --------------  --------------  --------------
      Total.................................        547,883         480,047         513,989         640,122         640,122
                                             --------------  --------------  --------------  --------------  --------------
Recoveries:
   Domestic.................................         23,137          16,341          30,865          49,074          49,074
   Foreign..................................         17,867          18,439          17,944          17,574          17,574
                                             --------------  --------------  --------------  --------------  --------------
      Total.................................         41,004          34,780          48,809          66,648          66,648
                                             --------------  --------------  --------------  --------------  --------------
Net charge-offs.............................        506,879         445,267         465,180         573,474         573,474
                                             --------------  --------------  --------------  --------------  --------------
Others/(1)/.................................          1,489          40,368          12,333           3,217           3,217
                                             --------------  --------------  --------------  --------------  --------------
The deconsolidation of Nippon Trust
 Bank.......................................             --              --         (57,502)             --              --
                                             --------------  --------------  --------------  --------------  --------------
Allowance for credit losses at end of fiscal
 year....................................... (Yen)1,137,181  (Yen)1,385,010  (Yen)1,341,608  (Yen)1,058,633  (Yen)1,058,633
                                             ==============  ==============  ==============  ==============  ==============
Allowance for credit losses applicable to
 foreign activities:
   Balance at beginning of fiscal year...... (Yen)  253,619  (Yen)  156,576  (Yen)  198,820  (Yen)  224,830  (Yen)  224,830
                                             ==============  ==============  ==============  ==============  ==============
   Balance at end of fiscal year............ (Yen)  156,576  (Yen)  198,820  (Yen)  224,830  (Yen)  226,612  (Yen)  226,612
                                             ==============  ==============  ==============  ==============  ==============
   Provision (credit) for credit losses..... (Yen)   10,344  (Yen)   89,859  (Yen)  110,898  (Yen)  112,761  (Yen)  112,761
                                             ==============  ==============  ==============  ==============  ==============
Ratio of net charge-offs during the fiscal
 year to average loans outstanding during
 the fiscal year............................          1.17 %           1.10%          1.18 %          1.41 %          1.41 %

                                             -------------------------------
                                                            2004
                                             ------------------------------
                                                  Old               New
                                             classification    classification
                                             --------------  --------------

Allowance for credit losses at beginning of
 fiscal year................................ (Yen)1,058,633  (Yen)1,058,633
                                             --------------  --------------
Provision (credit) for credit losses........       (142,362)       (142,362)
                                             --------------  --------------
Charge-offs:
   Domestic:
      Manufacturing.........................         17,224          17,142
      Construction..........................         31,226          31,226
      Real estate...........................         46,975          46,975
      Services..............................         13,646          14,274
      Wholesale and retail..................         42,115          39,387
      Banks and other financial
       institutions.........................          1,123           1,123
      Communication and information
       services.............................             --           2,256
      Other industries......................          5,978           5,904
      Consumer..............................         48,620          48,620/(2)/
                                             --------------  --------------
   Total domestic...........................        206,907         206,907
                                             --------------  --------------
   Total foreign............................         70,806          70,876
                                             --------------  --------------
      Total.................................        277,713         277,713
                                             --------------  --------------
Recoveries:
   Domestic.................................         11,337          11,337
   Foreign..................................         18,699          18,699
                                             --------------  --------------
      Total.................................         30,036          30,036
                                             --------------  --------------
Net charge-offs.............................        247,677         247,677
                                             --------------  --------------
Others/(1)/.................................        (19,248)        (19,248)
                                             --------------  --------------
The deconsolidation of Nippon Trust
 Bank.......................................             --              --
                                             --------------  --------------
Allowance for credit losses at end of fiscal
 year....................................... (Yen)  649,346  (Yen)  649,346
                                             ==============  ==============
Allowance for credit losses applicable to
 foreign activities:
   Balance at beginning of fiscal year...... (Yen)  226,612  (Yen)  226,612
                                             ==============  ==============
   Balance at end of fiscal year............ (Yen)  194,714  (Yen)  194,714
                                             ==============  ==============
   Provision (credit) for credit losses..... (Yen)   32,304  (Yen)   32,304
                                             ==============  ==============
Ratio of net charge-offs during the fiscal
 year to average loans outstanding during
 the fiscal year............................          0.61 %          0.61 %

--------
Notes:
(1)Others primarily include foreign exchange translation and discontinued operations adjustments.

(2)Charge-offs of domestic loans within the "consumer" category in the above table include charge-offs of loans to individuals who utilize our loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and we are now able to present a precise breakdown of charge-offs of such consumer loans for the fiscal year ended March 31, 2004 by the type of proprietor business. This breakdown is presented below in accordance with our new classification:

                                                             Banks and   Communication              Total
                                                               other          and                  included
                              Real               Wholesale   financial    information    Other        in
Manufacturing Construction   estate    Services  and retail institutions   services    industries  Consumer
------------- ------------ ---------- ---------- ---------- ------------ ------------- ---------- -----------
                                                (in millions)
   (Yen)39         --      (Yen)9,481 (Yen)2,270  (Yen)486       --           --        (Yen)108  (Yen)12,384

   Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal years.

The following table shows an allocation of our allowance for credit losses at March 31 of each of the five fiscal years ended March 31, 2004:


                               --------------  -------- --------------  -------- --------------  --------
                                         2000                     2001                     2002
                               -----------------------  -----------------------  -----------------------
                                         Old                      Old                      Old
                                    Classification           Classification           Classification
                               -----------------------  -----------------------  -----------------------
                                                 % of                     % of                     % of
                                               loans in                 loans in                 loans in
                                                 each                     each                     each
                                               category                 category                 category
                                               to total                 to total                 to total
                                   Amount       loans       Amount       loans       Amount       loans
                               --------------  -------- --------------  -------- --------------  --------

Domestic:
 Manufacturing................ (Yen)   88,424    13.65% (Yen)  141,871    13.01% (Yen)  138,706    12.38%
 Construction.................         63,044     3.56          93,767     3.48         106,573     2.98
 Real estate..................        298,817     9.02         374,555     9.89         367,315     8.81
 Services.....................        123,756     9.30         132,256     9.28         124,118     8.76
 Wholesale and retail.........        199,184    14.53         187,731    14.19         198,223    12.53
 Banks and other financial
  institutions................         34,407     5.35          55,350     5.01          36,940     5.36
 Communication and
  information services........             --       --              --       --              --       --
 Other industries.............         53,402     7.70          37,725     3.95          37,132     6.78
 Consumer.....................        102,966    16.77         104,775    16.56          85,141    16.29
Foreign:
 Governments and official
  institutions................         13,668     0.54          16,868     0.74          32,925     0.75
 Banks and other financial
  institutions................          6,828     1.18           8,156     1.45           6,668     1.20
 Commercial and industrial....        117,340    17.06         161,628    20.44         176,265    22.58
 Other........................         18,740     1.34          12,168     2.00           8,972     1.58
Unallocated...................         16,605       --          58,160       --          22,630       --
                               --------------   ------  --------------   ------  --------------   ------
  Total....................... (Yen)1,137,181   100.00% (Yen)1,385,010   100.00% (Yen)1,341,608   100.00%
                               ==============   ======  ==============   ======  ==============   ======
Allowance as a percentage of
 loans........................          2.78 %                   3.45 %                   3.27 %
Allowance as a percentage of
 nonaccrual and restructured
 loans and accruing loans
 contractually past due 90
 days or more.................         59.15 %                  40.19 %                  41.35 %

                                     At March 31,
                               ------------------------ --------------  -------- ------------  -------- ------------  --------
                                                     2003                                            2004
                               ------------------------------------------------  --------------------------------------------
                                         Old                      New                     Old                    New
                                    Classification           Classification          Classification         Classification
                               -----------------------  -----------------------  ---------------------  ---------------------
                                                 % of                     % of                   % of                   % of
                                               loans in                 loans in               loans in               loans in
                                                 each                     each                   each                   each
                                               category                 category               category               category
                                               to total                 to total               to total               to total
                                   Amount       loans       Amount       loans      Amount      loans      Amount      loans
                               --------------  -------- --------------  -------- ------------  -------- ------------  --------
                               (in millions, except percentages)
Domestic:
 Manufacturing................ (Yen)  112,713    11.97% (Yen)  111,089    11.78% (Yen) 72,977    11.90% (Yen) 72,552    11.75%
 Construction.................         54,497     2.49          54,497     2.49        15,174     2.08        15,174     2.08
 Real estate..................        181,780     8.11         181,780     8.11        90,667     8.80        90,667     8.80
 Services.....................         96,428    10.75         100,968    10.61        41,518     9.76        44,737     9.16
 Wholesale and retail.........        173,787    12.19         163,546    11.80        83,000    11.13        75,961    10.79
 Banks and other financial
  institutions................         37,648     4.50          37,648     4.50        19,301     4.42        19,301     4.42
 Communication and
  information services........             --       --          18,331     3.16            --       --         5,927     1.63
 Other industries.............         57,299     9.04          46,293     6.60        31,900    12.43        30,218    11.89
 Consumer.....................         94,559    17.47          94,559    17.47        81,567    18.70        81,567*   18.70
Foreign:
 Governments and official
  institutions................          2,227     0.57           2,227     0.57         1,122     0.45         1,122     0.45
 Banks and other financial
  institutions................          5,275     1.94           5,275     1.94        58,198     2.26        58,198     2.26
 Commercial and industrial....        202,642    20.30         202,642    20.30       129,004    17.68       129,004    17.68
 Other........................         16,468     0.67          16,468     0.67         6,390     0.39         6,390     0.39
Unallocated...................         23,310       --          23,310       --        18,528       --        18,528       --
                               --------------   ------  --------------   ------  ------------   ------  ------------   ------
  Total....................... (Yen)1,058,633   100.00% (Yen)1,058,633   100.00% (Yen)649,346   100.00% (Yen)649,346   100.00%
                               ==============   ======  ==============   ======  ============   ======  ============   ======
Allowance as a percentage of
 loans........................          2.65 %                   2.65 %                  1.63%                  1.63%
Allowance as a percentage of
 nonaccrual and restructured
 loans and accruing loans
 contractually past due 90
 days or more.................         50.04 %                  50.04 %                 52.82%                 52.82%

--------
  *The credit loss allowance for domestic loans within the "consumer" category in the above table include the credit loss allowance for loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and we are now able to present a precise breakdown of the balance of the credit loss allowance for such consumer loans at March 31, 2004 by the type of proprietor business. This breakdown is presented below in accordance with our new classification:

                                                             Banks and   Communication              Total
                                                               other          and                  included
                              Real               Wholesale   financial    information    Other        in
Manufacturing Construction   estate    Services  and retail institutions   services    industries  Consumer
------------- ------------ ---------- ---------- ---------- ------------ ------------- ---------- -----------
                                                (in millions)
  (Yen)292      (Yen)196   (Yen)7,671 (Yen)2,371  (Yen)554    (Yen)13       (Yen)42     (Yen)104  (Yen)11,243

   Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal year-end dates.

While the allowance for credit losses contains amounts allocated to components of specifically identified loans as well as a group on portfolio of loans, the allowance for credit losses is available for credit losses in the entire loan portfolio and the allocations shown above are not intended to be restricted to the specific loan category. Accordingly, as the evaluation of credit risks changes, allocations of the allowance will be changed to reflect current conditions and various other factors.

V. Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2002, 2003 and 2004:

                                                             Fiscal years ended March 31,
                                        ----------------------------------------------------------------------
                                                 2002                    2003                    2004
                                        ----------------------  ----------------------  ----------------------
                                            Average     Average     Average     Average     Average     Average
                                            amount       rate       amount       rate       amount       rate
                                        --------------- ------- --------------- ------- --------------- -------
                                                           (in millions, except percentages)
Domestic offices:
   Non-interest-bearing demand
     deposits.......................... (Yen) 2,514,723    --   (Yen) 3,318,708    --   (Yen) 4,446,701    --
   Interest-bearing demand
     deposits..........................      13,700,471  0.04%       20,005,618  0.02%       22,332,657  0.02%
   Deposits at notice..................       1,635,102  1.12         1,377,800  0.82         1,579,007  0.64
   Time deposits.......................      17,977,211  0.42        16,525,519  0.24        16,104,461  0.16
   Certificates of deposit.............       1,228,200  0.19         1,667,097  0.02         1,838,599  0.01
Foreign offices, principally from banks
  located in foreign countries:
   Non-interest-bearing demand
     deposits..........................       1,649,994    --         2,050,597    --         2,317,658    --
   Interest-bearing deposits,
     principally time deposits and
     certificates of deposit...........       9,717,893  2.95         8,000,966  1.73         8,171,037  1.28
                                        ---------------         ---------------         ---------------
       Total........................... (Yen)48,423,594         (Yen)52,946,305         (Yen)56,790,120
                                        ===============         ===============         ===============

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance to withdrawal.

The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2002, 2003 and 2004 were
(Yen)479,895 million, (Yen)665,349 million and (Yen)944,520 million, respectively.

At March 31, 2004, the balance and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of (Yen)10 million (approximately US$96 thousand at the Federal Reserve Bank of New York's noon buying rate on March 31, 2004) or more and total foreign deposits issued in amounts of US$100,000 or more are shown in the following table.

                                               Time       Certificates
                                             deposits      of deposit        Total
                                          -------------- -------------- ---------------
                                                          (in millions)
Domestic offices:
   Three months or less.................. (Yen)5,233,694 (Yen)1,133,355 (Yen) 6,367,049
   Over three months through six months..      1,646,800         58,726       1,705,526
   Over six months through twelve months.      1,721,359        113,813       1,835,172
   Over twelve months....................        796,910         10,000         806,910
                                          -------------- -------------- ---------------
       Total............................. (Yen)9,398,763 (Yen)1,315,894 (Yen)10,714,657
                                          ============== ============== ===============
Foreign offices..........................                               (Yen) 6,363,946
                                                                        ===============

VI. Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2002, 2003 and 2004:

                                                                         Fiscal years ended March 31,
                                                               -----------------------------------------------
                                                                    2002             2003            2004
                                                               --------------  ---------------  --------------
                                                                      (in millions, except percentages)
Call money, funds purchased, and payables under repurchase
  agreements and securities lending transactions:
   Average balance outstanding during the fiscal year......... (Yen)7,791,128  (Yen) 6,346,192  (Yen)7,559,245
   Maximum balance outstanding at any month-end during the
     fiscal year..............................................      9,622,825       15,521,522       9,060,163
   Balance at end of fiscal year..............................      8,060,987        6,901,929       6,815,125
   Weighted average interest rate during the fiscal year......          2.12 %           1.11 %          0.64 %
   Weighted average interest rate on balance at end of fiscal
     year.....................................................          0.74 %           0.93 %          0.52 %
Other short-term borrowings:
   Average balance outstanding during the fiscal year......... (Yen)1,513,635  (Yen) 1,521,078  (Yen)2,745,530
   Maximum balance outstanding at any month-end during the
     fiscal year..............................................      2,517,923        1,790,728       4,379,446
   Balance at end of fiscal year..............................      2,313,132        1,542,609       4,379,446
   Weighted average interest rate during the fiscal year......          2.87 %           1.74 %          0.49 %
   Weighted average interest rate on balance at end of fiscal
     year.....................................................          1.38 %           0.76 %          0.13 %

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                    Page
                                                                                                    ----
Report of Independent Registered Public Accounting Firm............................................ F-2
Consolidated Balance Sheets as of March 31, 2003 and 2004.......................................... F-3
Consolidated Statements of Operations for the Fiscal Years ended March 31, 2002, 2003 and 2004..... F-4
Consolidated Statements of Changes in Equity from Nonowner Sources for the Fiscal Years ended
  March 31, 2002, 2003 and 2004.................................................................... F-5
Consolidated Statements of Shareholder's Equity for the Fiscal Years ended March 31, 2002, 2003 and
  2004............................................................................................. F-6
Consolidated Statements of Cash Flows for the Fiscal Years ended March 31, 2002, 2003 and 2004..... F-7
Notes to Consolidated Financial Statements......................................................... F-8

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Bank of Tokyo-Mitsubishi, Ltd.
(Kabushiki Kaisha Tokyo Mitsubishi Ginko):

We have audited the accompanying consolidated balance sheets of The Bank of Tokyo-Mitsubishi, Ltd. (Kabushiki Kaisha Tokyo Mitsubishi Ginko) ("the Bank") (a wholly owned subsidiary of Mitsubishi Tokyo Financial Group, Inc.), and subsidiaries as of March 31, 2003 and 2004, and the related consolidated statements of operations, changes in equity from nonowner sources, shareholder's equity, and cash flows for each of the three years in the period ended March 31, 2004 (all expressed in Japanese yen). These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Bank and subsidiaries at March 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Bank changed its method of accounting for derivative financial instruments and hedging activities in the fiscal year ended March 31, 2002, and its method of accounting for goodwill and other intangible assets in the fiscal year ended March 31, 2003.

/s/ DELOITTE TOUCHE TOHMATSU
DELOITTE TOUCHE TOHMATSU

Tokyo, Japan
September 22, 2004

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                            MARCH 31, 2003 AND 2004

                                                                   2003             2004
                                                             ---------------  ---------------
                                                                       (in millions)
                          ASSETS
Cash and due from banks (Note 10)........................... (Yen) 3,764,779  (Yen) 2,764,182
Interest-earning deposits in other banks (Note 10)..........       3,651,541        3,185,696
Call loans and funds sold (Note 13).........................         712,403          972,613
Receivables under resale agreements.........................         628,713        1,478,497
Receivables under securities borrowing transactions.........       1,568,477        4,615,515
Trading account assets (including assets pledged that
 secured parties are permitted to sell or repledge of
 (Yen)1,739,824 million in 2003 and (Yen)2,219,093 million
 in 2004) (Notes 3 and 10)..................................       7,882,009        8,037,863
Investment securities (Notes 4 and 10):
 Securities available for sale--carried at estimated fair
  value (including assets pledged that secured parties are
  permitted to sell or repledge of (Yen)1,323,095 million
  in 2003 and (Yen)922,894 million in 2004).................      16,801,126       20,286,766
 Securities being held to maturity--carried at amortized
  cost (estimated fair value of (Yen)1,052,662 million in
  2004).....................................................              --        1,052,193
 Other investment securities................................         113,054          160,343
                                                             ---------------  ---------------
  Total investment securities...............................      16,914,180       21,499,302
                                                             ---------------  ---------------
Loans, net of unearned income and deferred loan fees
 (including assets pledged that secured parties are
 permitted to sell or repledge of (Yen)626,812 million in
 2003 and (Yen)683,068 million in 2004) (Notes 5 and 10)....      39,992,377       39,931,042
Allowance for credit losses (Notes 5 and 6).................      (1,058,633)        (649,346)
                                                             ---------------  ---------------
 Net loans..................................................      38,933,744       39,281,696
                                                             ---------------  ---------------
Premises and equipment--net (Note 7)........................         485,565          434,523
Accrued interest............................................         112,540           93,596
Customers' acceptance liability.............................          28,261           30,149
Intangible assets (Note 8)..................................         147,707          198,306
Goodwill (Note 8)...........................................          18,433           26,910
Deferred tax assets (Note 9)................................       1,311,081          747,822
Other assets (Notes 5 and 16)...............................       1,520,954        1,691,882
                                                             ---------------  ---------------
    Total................................................... (Yen)77,680,387  (Yen)85,058,552
                                                             ===============  ===============
           LIABILITIES AND SHAREHOLDER'S EQUITY
Deposits (Note 10 and 11):
 Domestic offices:
  Non-interest-bearing...................................... (Yen) 3,818,311  (Yen) 4,933,248
  Interest-bearing..........................................      41,358,264       41,794,074
 Overseas offices:
  Non-interest-bearing......................................       2,432,307        2,408,796
  Interest-bearing..........................................       7,658,495        9,402,876
                                                             ---------------  ---------------
    Total deposits..........................................      55,267,377       58,538,994
Debentures (Note 12)........................................         636,060          265,957
Call money and funds purchased (Notes 10 and 13)............       2,436,308        2,638,298
Payables under repurchase agreements (Note 10)..............       2,469,406        2,739,396
Payables under securities lending transactions (Note 10)....       1,996,215        1,437,431
Other short-term borrowings (Notes 10 and 14)...............       1,542,609        4,379,446
Trading account liabilities (Note 3)........................       3,335,704        2,403,449
Obligations to return securities received as collateral.....         929,368        2,295,778
Bank acceptances outstanding................................          28,261           30,149
Accrued interest............................................          84,580           70,560
Long-term debt (Notes 10 and 14)............................       4,607,359        5,086,993
Other liabilities (Notes 9, 15 and 16)......................       2,411,397        2,399,968
                                                             ---------------  ---------------
    Total liabilities.......................................      75,744,644       82,286,419
                                                             ---------------  ---------------
Commitments and contingent liabilities (Notes 23 and 25)
Shareholder's equity (Note 20):
 Capital stock (Notes 17 and 18) :
  Preferred stock--authorized, 100,000,000 shares; issued
    and outstanding, 81,400,000 shares in 2003 and 2004,
    with no stated value (aggregate liquidation preference
    of (Yen)244,200 million)................................         122,100          122,100
  Common stock--authorized, 8,000,000,000 shares; issued,
    5,019,469,546 shares in 2003 and in 2004, with no
    stated value............................................         749,873          749,873
 Capital surplus (Note 18)..................................         815,192          814,583
 Retained earnings (Notes 19 and 32):
  Appropriated for legal reserve............................         190,045          190,045
  Unappropriated............................................         244,187          696,985
 Accumulated other changes in equity from nonowner sources,
  net of taxes..............................................        (183,879)         199,270
                                                             ---------------  ---------------
  Total.....................................................       1,937,518        2,772,856
  Less parent company's stock, at cost--1,469 common shares
    in 2003 and 609 common shares in 2004...................           1,775              723
                                                             ---------------  ---------------
  Shareholder's equity--net.................................       1,935,743        2,772,133
                                                             ---------------  ---------------
    Total................................................... (Yen)77,680,387  (Yen)85,058,552
                                                             ===============  ===============

       See the accompanying notes to Consolidated Financial Statements.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
           FOR THE FISCAL YEARS ENDED MARCH 31, 2002, 2003 AND 2004

                                                                                                             2002
                                                                                                        --------------

Interest income:
Loans, including fees (Note 5)......................................................................... (Yen)1,113,611
Deposits in other banks................................................................................        152,523
Investment securities:
   Interest............................................................................................        205,694
   Dividends...........................................................................................         43,204
Trading account assets.................................................................................         12,477
Call loans and funds sold..............................................................................         20,393
Receivables under resale agreements and securities borrowing transactions..............................        120,149
                                                                                                        --------------
     Total.............................................................................................      1,668,051
                                                                                                        --------------
Interest expense:
Deposits...............................................................................................        388,673
Debentures.............................................................................................         20,596
Call money and funds purchased.........................................................................         14,983
Payables under repurchase agreements and securities lending transactions...............................        150,321
Other short-term borrowings and trading account liabilities............................................         43,962
Long-term debt.........................................................................................        163,781
                                                                                                        --------------
     Total.............................................................................................        782,316
                                                                                                        --------------
Net interest income....................................................................................        885,735
Provision (credit) for credit losses (Notes 5 and 6)...................................................        466,947
                                                                                                        --------------
Net interest income after provision (credit) for credit losses.........................................        418,788
                                                                                                        --------------
Non-interest income:
Fees and commissions (Note 26).........................................................................        335,919
Foreign exchange gains (losses)--net (Note 3)..........................................................       (184,523)
Trading account profits--net (Note 3)..................................................................        111,075
Investment securities gains--net (Note 4)..............................................................         11,675
Refund of the local taxes by the Tokyo Metropolitan Government (Note 9)................................             --
Other non-interest income..............................................................................         38,905
                                                                                                        --------------
     Total.............................................................................................        313,051
                                                                                                        --------------
Non-interest expense:
Salaries and employee benefits (Note 15)...............................................................        363,434
Occupancy expenses--net (Notes 7 and 25)...............................................................        102,333
Losses (gains) on other real estate owned..............................................................          4,998
Goodwill amortization (Note 8).........................................................................          4,556
Fees and commission expense............................................................................         66,490
Amortization of intangible assets (Note 8).............................................................         28,884
Minority interest in income of consolidated subsidiaries...............................................         22,912
Insurance premiums, including deposit insurance........................................................         33,596
Communications.........................................................................................         18,911
Other non-interest expenses............................................................................        302,055
                                                                                                        --------------
     Total.............................................................................................        948,169
                                                                                                        --------------
Income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of a
 change in accounting principle........................................................................       (216,330)
Income tax expense (benefit) (Note 9)..................................................................        (76,557)
                                                                                                        --------------
Income (loss) from continuing operations before cumulative effect of a change in accounting principle..       (139,773)
Income (loss) from discontinued operations--net (Note 2)...............................................          1,235
                                                                                                        --------------
Cumulative effect of a change in accounting principle, net of tax (Note 1).............................          5,867
                                                                                                        --------------
Net income (loss)...................................................................................... (Yen) (132,671)
                                                                                                        ==============
Income allocable to a preferred shareholder............................................................ (Yen)    6,716
                                                                                                        --------------
Net income (loss) available to a common shareholder.................................................... (Yen) (139,387)
                                                                                                        ==============


Amounts per share (Note 21):
Basic earnings (loss) per common share--income (loss) from continuing operations available to a common
 shareholder before cumulative effect of a change in accounting principle.............................. (Yen)   (31.33)
Basic earnings (loss) per common share--net income (loss) available to a common shareholder............         (29.82)
Diluted earnings (loss) per common share--income (loss) from continuing operations available to a
 common shareholder before cumulative effect of a change in accounting principle.......................         (31.33)
Diluted earnings (loss) per common share--net income (loss) available to a common shareholder..........         (29.82)

                                                                                                             2003
                                                                                                        --------------
                                                                                                          (in millions)
Interest income:
Loans, including fees (Note 5)......................................................................... (Yen)  916,802
Deposits in other banks................................................................................         66,979
Investment securities:
   Interest............................................................................................        190,818
   Dividends...........................................................................................         32,077
Trading account assets.................................................................................         11,215
Call loans and funds sold..............................................................................          9,593
Receivables under resale agreements and securities borrowing transactions..............................         33,183
                                                                                                        --------------
     Total.............................................................................................      1,260,667
                                                                                                        --------------
Interest expense:
Deposits...............................................................................................        193,594
Debentures.............................................................................................          8,508
Call money and funds purchased.........................................................................          7,303
Payables under repurchase agreements and securities lending transactions...............................         63,027
Other short-term borrowings and trading account liabilities............................................         29,453
Long-term debt.........................................................................................        133,198
                                                                                                        --------------
     Total.............................................................................................        435,083
                                                                                                        --------------
Net interest income....................................................................................        825,584
Provision (credit) for credit losses (Notes 5 and 6)...................................................        287,282
                                                                                                        --------------
Net interest income after provision (credit) for credit losses.........................................        538,302
                                                                                                        --------------
Non-interest income:
Fees and commissions (Note 26).........................................................................        384,377
Foreign exchange gains (losses)--net (Note 3)..........................................................           (578)
Trading account profits--net (Note 3)..................................................................        273,723
Investment securities gains--net (Note 4)..............................................................         33,847
Refund of the local taxes by the Tokyo Metropolitan Government (Note 9)................................             --
Other non-interest income..............................................................................         33,241
                                                                                                        --------------
     Total.............................................................................................        724,610
                                                                                                        --------------
Non-interest expense:
Salaries and employee benefits (Note 15)...............................................................        397,814
Occupancy expenses--net (Notes 7 and 25)...............................................................         88,881
Losses (gains) on other real estate owned..............................................................             98
Goodwill amortization (Note 8).........................................................................             --
Fees and commission expense............................................................................         70,302
Amortization of intangible assets (Note 8).............................................................         38,669
Minority interest in income of consolidated subsidiaries...............................................          6,025
Insurance premiums, including deposit insurance........................................................         38,806
Communications.........................................................................................         19,638
Other non-interest expenses............................................................................        313,104
                                                                                                        --------------
     Total.............................................................................................        973,337
                                                                                                        --------------
Income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of a
 change in accounting principle........................................................................        289,575
Income tax expense (benefit) (Note 9)..................................................................         50,435
                                                                                                        --------------
Income (loss) from continuing operations before cumulative effect of a change in accounting principle..        239,140
Income (loss) from discontinued operations--net (Note 2)...............................................         10,370
                                                                                                        --------------
Cumulative effect of a change in accounting principle, net of tax (Note 1).............................           (532)
                                                                                                        --------------
Net income (loss)......................................................................................        248,978
                                                                                                        ==============
Income allocable to a preferred shareholder............................................................ (Yen)    3,358
                                                                                                        --------------
Net income (loss) available to a common shareholder.................................................... (Yen)  245,620
                                                                                                        ==============

                                                                                                            (in Yen)
Amounts per share (Note 21):
Basic earnings (loss) per common share--income (loss) from continuing operations available to a common
 shareholder before cumulative effect of a change in accounting principle.............................. (Yen)    50.39
Basic earnings (loss) per common share--net income (loss) available to a common shareholder............          52.49
Diluted earnings (loss) per common share--income (loss) from continuing operations available to a
 common shareholder before cumulative effect of a change in accounting principle.......................          47.05
Diluted earnings (loss) per common share--net income (loss) available to a common shareholder..........          49.11

                                                                                                             2004
                                                                                                        --------------

Interest income:
Loans, including fees (Note 5)......................................................................... (Yen)  810,001
Deposits in other banks................................................................................         43,470
Investment securities:
   Interest............................................................................................        178,937
   Dividends...........................................................................................         30,642
Trading account assets.................................................................................         28,015
Call loans and funds sold..............................................................................          6,297
Receivables under resale agreements and securities borrowing transactions..............................         22,790
                                                                                                        --------------
     Total.............................................................................................      1,120,152
                                                                                                        --------------
Interest expense:
Deposits...............................................................................................        144,450
Debentures.............................................................................................          4,035
Call money and funds purchased.........................................................................          5,434
Payables under repurchase agreements and securities lending transactions...............................         42,738
Other short-term borrowings and trading account liabilities............................................         32,965
Long-term debt.........................................................................................        109,274
                                                                                                        --------------
     Total.............................................................................................        338,896
                                                                                                        --------------
Net interest income....................................................................................        781,256
Provision (credit) for credit losses (Notes 5 and 6)...................................................       (142,362)
                                                                                                        --------------
Net interest income after provision (credit) for credit losses.........................................        923,618
                                                                                                        --------------
Non-interest income:
Fees and commissions (Note 26).........................................................................        440,887
Foreign exchange gains (losses)--net (Note 3)..........................................................        247,417
Trading account profits--net (Note 3)..................................................................        117,272
Investment securities gains--net (Note 4)..............................................................         97,763
Refund of the local taxes by the Tokyo Metropolitan Government (Note 9)................................         32,141
Other non-interest income..............................................................................         47,639
                                                                                                        --------------
     Total.............................................................................................        983,119
                                                                                                        --------------
Non-interest expense:
Salaries and employee benefits (Note 15)...............................................................        412,516
Occupancy expenses--net (Notes 7 and 25)...............................................................         86,566
Losses (gains) on other real estate owned..............................................................           (579)
Goodwill amortization (Note 8).........................................................................             --
Fees and commission expense............................................................................         68,931
Amortization of intangible assets (Note 8).............................................................         54,216
Minority interest in income of consolidated subsidiaries...............................................         45,824
Insurance premiums, including deposit insurance........................................................         45,125
Communications.........................................................................................         25,462
Other non-interest expenses............................................................................        296,878
                                                                                                        --------------
     Total.............................................................................................      1,034,939
                                                                                                        --------------
Income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of a
 change in accounting principle........................................................................        871,798
Income tax expense (benefit) (Note 9)..................................................................        333,612
                                                                                                        --------------
Income (loss) from continuing operations before cumulative effect of a change in accounting principle..        538,186
Income (loss) from discontinued operations--net (Note 2)...............................................           (585)
                                                                                                        --------------
Cumulative effect of a change in accounting principle, net of tax (Note 1).............................             --
                                                                                                        --------------
Net income (loss)......................................................................................        537,601
                                                                                                        ==============
Income allocable to a preferred shareholder............................................................ (Yen)   10,073
                                                                                                        --------------
Net income (loss) available to a common shareholder.................................................... (Yen)  527,528
                                                                                                        ==============


Amounts per share (Note 21):
Basic earnings (loss) per common share--income (loss) from continuing operations available to a common
 shareholder before cumulative effect of a change in accounting principle.............................. (Yen)   105.22
Basic earnings (loss) per common share--net income (loss) available to a common shareholder............         105.10
Diluted earnings (loss) per common share--income (loss) from continuing operations available to a
 common shareholder before cumulative effect of a change in accounting principle.......................         104.93
Diluted earnings (loss) per common share--net income (loss) available to a common shareholder..........         104.81

       See the accompanying notes to Consolidated Financial Statements.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

      CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FROM NONOWNER SOURCES
           FOR THE FISCAL YEARS ENDED MARCH 31, 2002, 2003 AND 2004

                                                                                 Gains (Losses)                Gains (Losses)
                                                                                 before income    Income tax   net of income
                                                                                  tax expense     (expense)     tax expense
                                                                                   (benefit)       benefit       (benefit)
                                                                                 -------------- -------------  --------------
                                                                                                (in millions)
Fiscal year ended March 31, 2002:
Net loss........................................................................                               (Yen)(132,671)
                                                                                                               -------------
Other changes in equity from nonowner sources:
    Net unrealized holding losses on investment securities available for sale... (Yen)(428,924) (Yen) 163,588       (265,336)
    Reclassification adjustment for gains included in net loss..................       (41,572)        15,729        (25,843)
                                                                                 -------------  -------------  -------------
       Total....................................................................      (470,496)       179,317       (291,179)
                                                                                 -------------  -------------  -------------
    Cumulative effect of a change in accounting principle.......................         2,065           (808)         1,257
    Net unrealized gains on derivatives qualifying for cash flow hedges.........         7,982         (2,916)         5,066
    Reclassification adjustment for gains included in net loss..................        (4,254)         1,627         (2,627)
                                                                                 -------------  -------------  -------------
       Total....................................................................         5,793         (2,097)         3,696
                                                                                 -------------  -------------  -------------
    Minimum pension liability adjustments.......................................       (94,096)        35,750        (58,346)
                                                                                 -------------  -------------  -------------
    Foreign currency translation adjustments....................................        74,511         (4,714)        69,797
    Reclassification adjustment for losses included in net loss.................           115             --            115
                                                                                 -------------  -------------  -------------
       Total....................................................................        74,626         (4,714)        69,912
                                                                                 -------------  -------------  -------------
Total changes in equity from nonowner sources...................................                               (Yen)(408,588)
                                                                                                               =============
Fiscal year ended March 31, 2003:
Net income......................................................................                               (Yen) 248,978
                                                                                                               -------------
Other changes in equity from nonowner sources:
    Net unrealized holding losses on investment securities available for sale... (Yen)(635,074) (Yen) 238,071       (397,003)
    Reclassification adjustment for gains included in net income................       (46,805)        18,312        (28,493)
                                                                                 -------------  -------------  -------------
       Total....................................................................      (681,879)       256,383       (425,496)
                                                                                 -------------  -------------  -------------
    Net unrealized gains on derivatives qualifying for cash flow hedges.........        10,885         (4,164)         6,721
    Reclassification adjustment for gains included in net income................        (9,545)         3,651         (5,894)
                                                                                 -------------  -------------  -------------
       Total....................................................................         1,340           (513)           827
                                                                                 -------------  -------------  -------------
    Minimum pension liability adjustments.......................................       (94,202)        34,295        (59,907)
                                                                                 -------------  -------------  -------------
    Foreign currency translation adjustments....................................       (47,780)         3,299        (44,481)
    Reclassification adjustment for losses included in net income...............           394             --            394
                                                                                 -------------  -------------  -------------
       Total....................................................................       (47,386)         3,299        (44,087)
                                                                                 -------------  -------------  -------------
Total changes in equity from nonowner sources...................................                               (Yen)(279,685)
                                                                                                               =============
Fiscal year ended March 31, 2004:
Net income......................................................................                               (Yen) 537,601
                                                                                                               -------------
Other changes in equity from nonowner sources:
    Net unrealized holding gains on investment securities available for sale.... (Yen) 728,156  (Yen)(300,144)       428,012
    Reclassification adjustment for gains included in net income................      (115,013)        48,013        (67,000)
                                                                                 -------------  -------------  -------------
       Total....................................................................       613,143       (252,131)       361,012
                                                                                 -------------  -------------  -------------
    Net unrealized gains on derivatives qualifying for cash flow hedges.........         4,286         (1,740)         2,546
    Reclassification adjustment for gains included in net income................        (9,227)         3,529         (5,698)
                                                                                 -------------  -------------  -------------
       Total....................................................................        (4,941)         1,789         (3,152)
                                                                                 -------------  -------------  -------------
    Minimum pension liability adjustments.......................................        78,641        (30,804)        47,837
                                                                                 -------------  -------------  -------------
    Foreign currency translation adjustments....................................       (35,498)         4,324        (31,174)
    Reclassification adjustment for losses included in net income...............         8,626             --          8,626
                                                                                 -------------  -------------  -------------
       Total....................................................................       (26,872)         4,324        (22,548)
                                                                                 -------------  -------------  -------------
Total changes in equity from nonowner sources...................................                               (Yen) 920,750
                                                                                                               =============

       See the accompanying notes to Consolidated Financial Statements.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
           FOR THE FISCAL YEARS ENDED MARCH 31, 2002, 2003 AND 2004

                                                                  2002            2003            2004
                                                             --------------  --------------  --------------
                                                                              (in millions)
Preferred stock (Note 17):
Balance at beginning of fiscal year......................... (Yen)  122,100  (Yen)  122,100  (Yen)  122,100
                                                             --------------  --------------  --------------
Balance at end of fiscal year............................... (Yen)  122,100  (Yen)  122,100  (Yen)  122,100
                                                             ==============  ==============  ==============
Common stock (Note 18):
Balance at beginning of fiscal year......................... (Yen)  663,870  (Yen)  663,870  (Yen)  749,873
Issuance of new shares of common stock......................             --          86,003              --
                                                             --------------  --------------  --------------
Balance at end of fiscal year............................... (Yen)  663,870  (Yen)  749,873  (Yen)  749,873
                                                             ==============  ==============  ==============
Capital surplus (Note 18):
Balance at beginning of fiscal year......................... (Yen)  592,051  (Yen)  600,296  (Yen)  815,192
Issuance of new shares of common stock......................             --          85,240              --
Gains (losses) on sales of shares of treasury stock and
 parent company's stock, net of taxes.......................          8,584          74,822            (630)
Recognition of tax benefit arising from parent company's
 stock......................................................             --          54,008              --
Other.......................................................           (339)            826              21
                                                             --------------  --------------  --------------
Balance at end of fiscal year............................... (Yen)  600,296  (Yen)  815,192  (Yen)  814,583
                                                             ==============  ==============  ==============
Retained earnings appropriated for legal reserve (Note 19):
Balance at beginning of fiscal year......................... (Yen)  179,099  (Yen)  190,045  (Yen)  190,045
Transfer from unappropriated retained earnings..............         10,946              --              --
                                                             --------------  --------------  --------------
Balance at end of fiscal year............................... (Yen)  190,045  (Yen)  190,045  (Yen)  190,045
                                                             ==============  ==============  ==============
Unappropriated retained earnings (Note 19):
Balance at beginning of fiscal year......................... (Yen)  232,677  (Yen)   12,593  (Yen)  244,187
Net income (loss)...........................................       (132,671)        248,978         537,601
                                                             --------------  --------------  --------------
    Total...................................................        100,006         261,571         781,788
                                                             --------------  --------------  --------------
Deduction:
 Cash dividends (Note 1)
  Common stock--(Yen)14.96 per share in 2002, (Yen)3.00 per
    share in 2003 and (Yen)7.73 per share in 2004...........        (69,751)        (14,026)        (38,800)
  Preferred stock--(Yen)82.50 per share in 2002, (Yen)41.25
    per share in 2003 and (Yen)123.75 per share in 2004.....         (6,716)         (3,358)        (10,073)
 Transfer to retained earnings appropriated for legal
  reserve...................................................        (10,946)             --              --
 Hypothetical dividends under the separate return method
  (Note 9)..................................................             --              --         (35,930)
                                                             --------------  --------------  --------------
    Total...................................................        (87,413)        (17,384)        (84,803)
                                                             --------------  --------------  --------------
Balance at end of fiscal year (Note 32)..................... (Yen)   12,593  (Yen)  244,187  (Yen)  696,985
                                                             ==============  ==============  ==============
Accumulated other changes in equity from nonowner sources,
 net of taxes:
Net unrealized gains on investment securities available for
 sale (Note 4):
 Balance at beginning of fiscal year........................ (Yen)  899,929  (Yen)  608,750  (Yen)  183,254
 Net change during the fiscal year..........................       (291,179)       (425,496)        361,012
                                                             --------------  --------------  --------------
 Balance at end of fiscal year.............................. (Yen)  608,750  (Yen)  183,254  (Yen)  544,266
                                                             --------------  --------------  --------------
Net unrealized gains on derivatives qualifying for cash
 flow hedges (Note 22):
 Balance at beginning of fiscal year........................ (Yen)       --  (Yen)    3,696  (Yen)    4,523
 Cumulative effect of a change in accounting principle......          1,257              --              --
 Net change during the fiscal year..........................          2,439             827          (3,152)
                                                             --------------  --------------  --------------
 Balance at end of fiscal year.............................. (Yen)    3,696  (Yen)    4,523  (Yen)    1,371
                                                             --------------  --------------  --------------
Minimum pension liability adjustments (Note 15):
 Balance at beginning of fiscal year........................ (Yen)  (83,213) (Yen) (141,559) (Yen) (201,466)
 Net change during the fiscal year..........................        (58,346)        (59,907)         47,837
                                                             --------------  --------------  --------------
 Balance at end of fiscal year.............................. (Yen) (141,559) (Yen) (201,466) (Yen) (153,629)
                                                             --------------  --------------  --------------
Foreign currency translation adjustments:
 Balance at beginning of fiscal year........................ (Yen) (196,015) (Yen) (126,103) (Yen) (170,190)
 Net change during the fiscal year..........................         69,912         (44,087)        (22,548)
                                                             --------------  --------------  --------------
 Balance at end of fiscal year.............................. (Yen) (126,103) (Yen) (170,190) (Yen) (192,738)
                                                             --------------  --------------  --------------
Balance at end of fiscal year............................... (Yen)  344,784  (Yen) (183,879) (Yen)  199,270
                                                             ==============  ==============  ==============
Treasury stock and parent company's stock:
Balance at beginning of fiscal year......................... (Yen)     (382) (Yen)  (26,684) (Yen)   (1,775)
Sales of shares of parent company's stock...................          2,364          26,017             907
Net increase resulting from changes in the shares of
 subsidiaries...............................................             --          (1,108)            145
Net increase resulting from the stock-for-stock exchanges
 on April 2, 2001, creating Mitsubishi Tokyo Financial
 Group, Inc. (Note 1).......................................        (28,666)             --              --
                                                             --------------  --------------  --------------
Balance at end of fiscal year............................... (Yen)  (26,684) (Yen)   (1,775) (Yen)     (723)
                                                             ==============  ==============  ==============
Total shareholder's equity.................................. (Yen)1,907,004  (Yen)1,935,743  (Yen)2,772,133
                                                             ==============  ==============  ==============

       See the accompanying notes to Consolidated Financial Statements.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
           FOR THE FISCAL YEARS ENDED MARCH 31, 2002, 2003 AND 2004

                                                                   2002              2003              2004
                                                             ----------------  ----------------  ----------------
                                                                                 (in millions)
Cash flows from operating activities:
 Net income (loss).......................................... (Yen)   (132,671) (Yen)    248,978  (Yen)    537,601
 Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Loss (income) from discontinued operations--net...........           (1,235)          (10,370)              585
  Depreciation and amortization.............................           88,436            92,619           102,395
  Goodwill amortization.....................................            4,556                --                --
  Provision (credit) for credit losses......................          466,947           287,282          (142,362)
  Investment securities gains--net..........................          (11,675)          (33,847)          (97,763)
  Foreign exchange losses (gains)--net......................          420,522          (238,408)         (299,265)
  Provision for deferred income tax expense (benefit).......         (100,078)          (10,339)          288,366
  Increase in trading account assets, excluding foreign
    exchange contracts......................................         (165,387)       (1,282,820)         (618,016)
  Increase (decrease) in trading account liabilities,
    excluding foreign exchange contracts....................       (1,718,349)        1,386,096           584,844
  Decrease in accrued interest receivable and other
    receivables.............................................          120,647            46,103            13,691
  Decrease in accrued interest payable and other payables...         (146,342)          (76,129)          (13,525)
  Other--net................................................           54,324            76,508            78,600
                                                             ----------------  ----------------  ----------------
    Net cash provided by (used in) operating activities.....       (1,120,305)          485,673           435,151
                                                             ----------------  ----------------  ----------------
Cash flows from investing activities:
  Proceeds from sales of investment securities available
    for sale................................................       30,670,994        22,403,930        21,657,326
  Proceeds from maturities of investment securities
    available for sale......................................        7,106,522        14,922,432        14,105,644
  Purchases of investment securities available for sale.....      (39,732,250)      (37,445,822)      (38,417,403)
  Proceeds from maturities of investment securities being
    held to maturity........................................               --                --            23,101
  Purchases of investment securities being held to maturity.               --                --        (1,029,334)
  Proceeds from sales of other investment securities........           11,152            16,996            31,665
  Purchases of other investment securities..................          (15,583)          (36,065)          (93,936)
  Proceeds from sales of equity investments in a subsidiary.           (6,414)               --            (2,186)
  Net increase in loans.....................................       (1,095,369)         (287,536)         (927,293)
  Net decrease in interest-earning deposits in other banks..        1,533,658           414,498           243,785
  Net decrease (increase) in call loans, funds sold, and
    receivables under resale agreements and securities
    borrowing transactions..................................        1,056,868           963,377        (4,270,486)
  Proceeds from sales of premises and equipment.............           13,858            12,582            34,709
  Capital expenditures for premises and equipment...........          (65,614)          (38,763)          (42,630)
  Other--net................................................          (98,609)           73,446          (250,797)
                                                             ----------------  ----------------  ----------------
    Net cash provided by (used in) investing activities.....         (620,787)          999,075        (8,937,835)
                                                             ----------------  ----------------  ----------------
Cash flows from financing activities:
  Net increase in deposits..................................        1,904,355         4,401,258         4,455,161
  Net decrease in debentures................................       (1,136,986)       (1,639,508)         (370,103)
  Net increase (decrease) in call money, funds purchased,
    and payables under repurchase agreements and securities
    lending transactions....................................           (3,354)       (1,139,339)           79,048
  Net increase (decrease) in other short-term borrowings....          648,011          (848,892)        2,859,880
  Proceeds from issuance of long-term debt..................          818,407         1,015,300         1,219,410
  Repayment of long-term debt...............................         (682,718)       (1,265,220)         (658,685)
  Proceeds from issuance of new shares of common stock, net
    of stock issue expenses.................................               --           171,242                --
  Proceeds from sales of treasury stock and parent
    company's stock.........................................           17,348            65,056               805
  Dividends paid............................................          (76,471)          (17,384)          (48,873)
  Other--net................................................          163,732            63,276            38,080
                                                             ----------------  ----------------  ----------------
    Net cash provided by financing activities...............        1,652,324           805,789         7,574,723
                                                             ----------------  ----------------  ----------------
Effect of exchange rate changes on cash and cash equivalents           63,568           (46,272)          (72,636)
                                                             ----------------  ----------------  ----------------
Net increase (decrease) in cash and cash equivalents........          (25,200)        2,244,265        (1,000,597)
                                                             ----------------  ----------------  ----------------
Cash and cash equivalents at beginning of fiscal year.......        1,545,714         1,520,514         3,764,779
                                                             ----------------  ----------------  ----------------
Cash and cash equivalents at end of fiscal year............. (Yen)  1,520,514  (Yen)  3,764,779  (Yen)  2,764,182
                                                             ================  ================  ================
Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest.................................................... (Yen)    926,909  (Yen)    511,089  (Yen)    352,661
Income taxes................................................           90,758            54,028            52,968
Non-cash investing activities:
Loans transferred to other real estate owned................            7,605               124               750
Available-for-sale securities transferred to
 held-to-maturity category (Note 4).........................               --                --            50,398
Marketable equity securities exchanged for parent company's
 stock (Note 1).............................................           28,666                --                --
Marketable equity securities transferred to employee
 retirement benefit trusts (Note 15)........................          122,231                --                --
Deconsolidation of Nippon Trust Bank Limited by exchange
 for the parent company's stock (Note 1)
 Assets at carrying value................................... (Yen)    900,971                --                --
 Liabilities at carrying value..............................          902,665                --                --
                                                             ----------------  ----------------  ----------------
  Net....................................................... (Yen)     (1,694)               --                --
                                                             ================  ================  ================

       See the accompanying notes to Consolidated Financial Statements.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statements

The Bank of Tokyo-Mitsubishi, Ltd. (Kabushiki Kaisha Tokyo Mitsubishi Ginko) (the "Bank") is a wholly owned subsidiary of Mitsubishi Tokyo Financial Group, Inc. ("MTFG"). On April 2, 2001, MTFG was established, as a bank holding company, through which the Bank, The Mitsubishi Trust and Banking Corporation ("Mitsubishi Trust"), and Nippon Trust Bank Limited ("NTB"), a former subsidiary of the Bank, have become wholly owned subsidiaries of MTFG pursuant to the stock-for-stock exchanges. Effective April 2, 2001, NTB has been deconsolidated.

The accompanying consolidated financial statements include the accounts of the Bank and its subsidiaries (together, the "Group") and exclude accounts of MTFG and Mitsubishi Trust. Effective April 2, 2001, NTB was deconsolidated and, accordingly, its accounts has been excluded from the consolidated financial statements for the fiscal year ended March 31, 2002. The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Bank is incorporated and principally operates. The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("US GAAP"). In certain respects, the accompanying consolidated financial statements reflect adjustments which are not included in the consolidated financial statements issued by the Bank and certain of its subsidiaries in accordance with applicable statutory requirements and accounting practices in the countries of incorporation. The major adjustments include those relating to (1) investment securities, (2) derivative financial instruments, (3) allowance for credit losses, (4) income taxes, (5) foreign currency translation, (6) premises and equipment, (7) transfer of financial assets, (8) pension liability, (9) goodwill, and (10) lease transactions.

Fiscal periods of certain subsidiaries, which ended on or after December 31, and the Bank's fiscal year, which ended on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2002, 2003 and 2004, the effect of recording intervening events for the three-month periods ended March 31 on the Bank's proportionate equity in net income of subsidiaries with fiscal periods ending on December 31, would have resulted in a decrease of (Yen)2.12 billion, an increase of (Yen)3.48 billion, and an increase of (Yen)2.93 billion, respectively, to net income. No intervening events occurred during each of the three-month periods ended March 31, 2002, 2003 and 2004 which, if recorded, would have had effects of more than 1% of total assets, loans, total liabilities, deposits or shareholder's equity as of March 31, 2002, 2003 and 2004.

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

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term primarily relate to the allowance for credit losses on loans and off-balance-sheet credit instruments, deferred tax assets, derivative financial instruments, goodwill, investment securities and accrued severance indemnities and pension liabilities.

Summary of Significant Accounting Policies

Significant accounting policies applied in the accompanying consolidated financial statements are summarized below:

Consolidation--The consolidated financial statements include the accounts of the Bank and its subsidiaries over which control is exercised through either majority ownership of voting stock and/or other means, including, but not limited to, the possession of the power to direct or cause the direction of the management and policies of entities. In situations in which the Group has less than 100% but greater than 50% of ownership in entities, such entities are consolidated and minority interests are also recorded in Other liabilities. Intercompany items have been eliminated. Investments in affiliated companies (companies over which the Group has the ability to exercise significant influence) are accounted for by the equity method of accounting and are reported in Other assets. The Bank's equity interests in the earnings of these equity investees and gains or losses realized on disposition of such investments are reported in Other non-interest income or expense.

Assets that the Group holds in an agency, fiduciary or trust capacity are not assets of the Group and, accordingly, are not included in the accompanying consolidated balance sheets.

Variable interest entities created after January 31, 2003 for which the Group is deemed to be the primary beneficiary are consolidated when the Group has a variable interest that will absorb a majority of the entity's expected loss, receive a majority of the entity's expected returns, or both. See Accounting Changes--Variable Interest Entities and Note 24.

Cash Flows--For the purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the consolidated balance sheets under the caption Cash and due from banks with original maturities of 90 days or less. Cash flows from qualified hedging activities are classified in the same category as the items being hedged.

Translation of Foreign Currency Financial Statements and Foreign Currency Transactions--Financial statements of overseas entities are translated into Japanese yen using the respective year-end exchange rates for assets and liabilities. Income and expense items are translated at average rates of exchange for the respective periods.

Except for overseas entities located in highly inflationary economies, foreign currency translation gains and losses related to the financial statements of overseas entities of the Group, net of related income tax effects, are credited or charged directly to Foreign currency translation adjustments, a component of accumulated other changes in equity from nonowner sources. Tax effects of gains and losses on foreign currency translation of financial statements of overseas entities are not recognized unless it is apparent that the temporary differences will reverse in the foreseeable future. If applicable, foreign exchange translation gains and losses pertaining to

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES entities located in highly inflationary economies are recorded in Foreign exchange gains (losses)--net, as appropriate. For these entities, premises and equipment and the related depreciation and amortization thereof are translated at exchange rates prevailing at dates of acquisition.

Foreign currency denominated assets and liabilities are translated into Japanese yen at the respective year-end foreign exchange rates. Foreign currency denominated income and expenses are translated using average rates of exchange for the respective periods. Gains and losses from such translation are included in Foreign exchange gains (losses)--net, as appropriate.

Repurchase Agreements, Securities Lending and Other Secured Financing Transactions--Securities sold with agreements to repurchase ("repurchase agreements"), securities purchased with agreements to resell ("resale agreements") and securities lending and borrowing transactions are accounted for as sales of securities with related off-balance-sheet forward repurchase commitments or purchases of securities with related off-balance-sheet forward resale commitments, if they meet the relevant conditions for the surrender of control as provided by Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125." If the conditions are not met, the transactions are treated as secured financing or lending.

Collateral--For secured lending transactions, including resale agreements, securities borrowing transactions, commercial lending and derivative transactions, the Group, as a secured party, has generally the right to require the counterparties to provide collateral, including letters of credit, cash, securities and other financial assets. For most securities lending transactions, the Group maintains strict levels of collateralization governed by daily mark-to-market analysis. Financial assets pledged as collateral are generally negotiable financial instruments and are permitted to be sold or repledged by secured parties. If the Group sells these financial assets received as collateral, it recognizes the proceeds from the sale and its obligation to return the collateral. For secured borrowing transactions, principally repurchase agreements and securities lending transactions and derivative transactions, where the secured party has the right to sell or repledge financial assets pledged as collateral, the Group separately discloses those financial assets pledged as collateral in the consolidated balance sheets.

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

Individual debt and equity securities are written down to fair value with the resulting losses charged to operations when, in the opinion of management, a decline in estimated fair value below the cost of such securities is other than temporary. Such impairment loss is included in Investment securities gains (losses)--net in the statement of operations. In determining other than temporary declines in fair value to be recognized as an impairment loss on investment securities, the Group generally considers factors such as the financial condition of the issuer, the

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES extent of decline in fair value, and the length of period that the decline in fair value below cost has existed. See Note 4 for a further discussion of other-than-temporary impairment. Interest and dividends on investment securities are reported in Interest Income. Dividends are recognized when the shareholders' right to receive the dividend is established. Gains and losses on disposition of investment securities are computed using the average cost method and are recognized on the trade date.

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

Derivatives entered into for trading purposes are carried at fair value and are reported as Trading account assets or Trading account liabilities. Fair values are based on market or broker-dealer quotes when available. Valuation models such as present value and pricing models are applied to current market information to estimate fair values when such quotes are not available. The Group defers trade date gains or losses on derivatives where the fair values of those derivatives are not obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The fair values of derivative contracts executed with the same counterparty under legally enforceable master netting agreements are presented on a net basis. Changes in the fair value of such contracts are recognized currently in Foreign exchange gains (losses)--net with respect to foreign exchange contracts and in Trading account profits--net with respect to interest rate contracts and other types of contracts.

Embedded derivatives that are not clearly and closely related to the host contracts and meet the definition of derivatives are separated from the host contracts and measured at fair value unless the contracts embedding the derivatives are measured at fair value in their entirety.

Derivatives are used for asset and liability management to manage exposures to fluctuations in interest and foreign exchange rates arising from mismatches of asset and liability positions. Such derivatives may include contracts that qualify for hedge accounting. At inception of hedge accounting, each derivative is designated as a hedging instrument and documented with related information such as the risk management objective and strategy for the hedge, which includes the hedged item and the risk being hedged and the method used to assess the hedge's effectiveness. Derivatives are evaluated in order to determine if they qualify for hedge accounting. The hedging derivative instruments must be highly effective in achieving offsetting changes in fair values or variable cash flows from the hedged items attributable to the risk being hedged. Any ineffectiveness, which arises during the hedging relationship, is recognized in Non-interest income or expense in the period in which it arises. All qualifying hedging derivatives are valued at fair value and included in Other assets or Other liabilities. For fair value hedges of interest-bearing assets or liabilities, the change in the fair value of the hedged item and the hedging instruments is recognized in net interest income to the extent that it is effective. For all other fair value hedges, the change in the fair value of the hedged item and change in fair value of the derivative are recognized in non-interest income or expense. For cash flow hedges, the unrealized changes in fair value to the extent effective are recognized in accumulated other changes in equity from nonowner sources. Amounts realized on cash flow hedges related to variable rate loans are recognized in net interest income in the period when the cash flow from the hedged item is realized. The fair value of cash flow hedges related to forecasted transactions, if any, is recognized in non-interest income or expense in the period when the forecasted transaction occurs. Any difference that arises from gains or losses on hedging derivatives offsetting corresponding gains or losses on the hedged items, and gains and losses on derivatives attributable to the risks excluded from the assessment of hedge effectiveness are currently recognized in non-interest income or expense. Derivatives that do not qualify for hedge accounting are considered trading positions and are accounted for as such.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Loans--Loans are carried at the principal amount outstanding, adjusted for unearned income and deferred net nonrefundable loan fees and costs. Loans held and intended for dispositions or sales in secondary markets are transferred to the held-for-sale classification and carried at the lower of cost or estimated fair value generally on an individual loan basis. Loan origination fees, net of certain direct origination costs are deferred and recognized over the contractual life of the loan as an adjustment of yield using the method that approximates the interest method. Interest income on loans that are not impaired is accrued and credited to interest income as it is earned. Unearned income and discounts or premiums on purchased loans are deferred and recognized over the life of the loan using a method that approximates the interest method.

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

Loan Securitization--The Group securitizes and services commercial and industrial loans in the normal course of business. The Group accounts for a transfer of loans in a securitization transaction as a sale if it meets relevant conditions for the surrender of control in accordance with SFAS No.
140. Otherwise, the transfer is accounted for as a collateralized borrowing transaction. Interests in loans sold through a securitization accounted for as a sale may be retained in the form of subordinated tranches or beneficial interests. These retained interests are primarily recorded in Securities available for sale. The previous carrying amount of the loans involved in the transfer is allocated between the loans sold and the retained interests based on their relative fair values at the date of the securitization. Since quoted market prices are generally not available, the Group usually estimates fair value of these retained interests based on the present value of future expected cash flows by using modeling techniques that involve management's best estimates of key assumptions, which may include default rates, recovery rates, and discount rates. Retained interests that can contractually be prepaid or otherwise settled in such a way that the Group would not recover substantially all of its investment are accounted for as investment securities available for sale.

Allowance for Credit Losses--The Group maintains an allowance for credit losses to absorb losses inherent in the loan portfolio. Actual credit losses (amounts deemed uncollectible, in whole or in part), net of recoveries, are deducted from the allowance for credit losses, as net charge-offs, generally based on detailed loan reviews and a

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES credit assessment by management at each balance-sheet date. The Group generally applies its charge-off policy to all loans in its portfolio regardless of the type of borrower. A provision for credit losses, which is a charge against earnings, is added to bring the allowance to a level which, in management's opinion, is appropriate to absorb probable losses inherent in the credit portfolio.

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

The credit loss allowance for individual customers represents the impairment allowance determined in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." The Group measures the impairment of a loan, with the exception of large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, based on the present value of expected future cash flows discounted at the loan's effective interest rate, or on the loan's observable market price, or based on the fair value of the collateral if the loan is collateral dependent, when it is probable that the Group will be unable to collect all amounts due according to the contractual terms of the loan agreement. For certain subsidiaries, some impaired loans are aggregated for the purpose of measuring impairment using historical loss factors. Generally, the Group's impaired loans include nonaccrual loans, restructured loans and other loans specifically identified as impaired.

The credit loss allowance for country risk exposure is a country-specific allowance for substandard, special mention and unclassified loans. The allowance is established to supplement the formula allowance for these loans, based on an estimate of probable losses relating to the exposure to countries that are identified by management to have a high degree of transfer risk. The measure is generally based on a function of default probability and the recovery ratio with reference to external credit ratings. For the allowance for specifically identified cross-border problem loans, the Group incorporates transfer risk in its determination of related allowance for credit losses.

The formula allowance is calculated for group of loans collectively evaluated for unidentified impairment by applying loss factors to outstanding substandard, special mention and unclassified loans. The evaluation of inherent loss for these loans involves a high degree of uncertainty, subjectivity and judgment because probable credit losses are not easily identifiable or measurable. In determining the formula allowance, the Group, therefore, relies on a statistical analysis that incorporates loss factor percentages of total loans outstanding based on historical experience. Corresponding to the periodical impairment identification and self-assessment process, the estimation of the formula allowance is back-tested by comparing the allowance with the actual results subsequent to the balance sheet date.

The unallocated allowance represents an estimate of additional losses inherent in the loan portfolio and is composed of attribution factors, which are based upon management's evaluation of various conditions that are not directly or indirectly measured in the determination of the allocated allowance. The conditions evaluated in connection with the unallocated allowance may include existing general economic and business conditions affecting the key lending areas of the Group, credit quality trends, collateral values, loan volumes and

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle, bank regulatory examination results and findings of the Group's internal credit examiners.

The credit loss allowance for large groups of smaller-balance homogeneous loans is focused on loss experience for the pool rather than on a detailed analysis of individual loans. The allowance is determined primarily based on probable net charge-offs and the probability of insolvency based on the number of delinquencies.

Allowance for Off-Balance-Sheet Credit Instruments--The Group maintains an allowance for credit losses on off-balance-sheet credit instruments, including commitments to extend credit, guarantees, standby letters of credit and other financial instruments. The allowance is recorded as a liability and includes the specific allowance for specifically identified credit exposure and the allocated formula allowance. With regard to the specific allowance for specifically identified credit exposure and the allocated formula allowance, the Group adopts the same methodology used in determining the allowance for loan credit losses. Potential credit losses related to derivatives are considered in the fair valuation of the derivatives.

Net changes in the allowance for off-balance-sheet credit instruments are accounted for as Other non-interest expenses.

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

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount to future undiscounted net cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets are grouped with other assets and liabilities at the lowest level with independent and identifiable cash flows. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less estimated cost to sell.

Other Real Estate Owned--Real estate assets acquired in full or partial satisfaction of debt are held for sale, and are initially recorded at fair value less estimated cost to sell at the date of acquisition and classified as Other assets. After acquisition, valuations are periodically performed by management and the real estate assets are

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES carried at the lower of the carrying amount or fair value less estimated cost to sell. Routine holding costs, subsequent declines in appraisal value, and net gains or losses on disposal are included in Losses (gains) on other real estate owned as incurred.

Goodwill--The Group has classified as goodwill the excess of the cost of the Group's investments in subsidiaries over the Group's share of net assets at dates of acquisition in purchase transactions. Goodwill related to the investments in affiliated companies is included in the investments accounted for by the equity method. On April 1, 2002, the Group adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which provides goodwill acquired in a purchase business combination should not be amortized and is subject to an impairment test. Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. An impairment loss, if any, is recognized to the extent that the carrying amount of goodwill exceeds its implied fair value. Prior to the adoption of SFAS No. 142, in accordance with Accounting Principles Board Opinion ("APB") No. 17, goodwill was amortized over periods not exceeding 10 years.

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

Obligations under Guarantees--The Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, and liquidity facilities. The Group recognizes guarantee fee income over the guarantee period. It is the Bank's dominant business practice to receive such guarantee fee at the inception of the guarantee, which approximates market value of the guarantee and is initially recorded as a liability, which is then recognized as guarantee fee income ratably over the guarantee period.

Fees and Commissions--Revenue recognition of major components of fees and commissions is as follows:

..   Fees on funds transfer and collection services and fees from investment banking services are generally recognized as revenue when the related services are performed.

..   Fees from trade-related financing services are recognized over the period of the financing.

..   Trust fees are recognized on an accrual basis, generally based on the volume of trust assets under management and/or the operating performance for the accounting period of each trust account.

..   Annual fees and royalty and other service charges related to the credit card business are recorded on a straight-line basis as services are provided.

..   Interchange income from credit card business is recognized as billed.

..   Service charges on deposit accounts, and fees and commissions from other services are generally recognized over the period that the service is provided.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

..   Fees on guarantees are generally recognized over the contractual periods of respective guarantees. Amounts initially recorded as a liability corresponding to the obligations at fair value are generally recognized as revenue over the terms of the guarantees as the Group is deemed to be released from the risk under guarantees.

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

Free Distributions of Common Shares--As permitted by the Commercial Code of Japan (the "Code"), Japanese companies, upon approval by the Board of Directors, may make a free distribution of shares, in the form of a "stock split" as defined, to shareholders. In accordance with generally accepted accounting practice in Japan, such distribution does not give rise to any change in capital stock or capital surplus accounts. Common shares distributed are recorded as shares issued on the distribution date. See Note 18.

Amounts per Common Share--Basic earnings per share ("EPS") excludes dilutive effects of potential common shares and is computed by dividing income available to common stock shareholders by the weighted average number of common shares outstanding for the period, while diluted EPS gives effect to all dilutive potential common shares that were outstanding during the period. See Note 21 for the computation of basic and diluted EPS.

Comprehensive Income (Loss)--The Group's comprehensive income includes net income or loss and other changes in equity from nonowner sources. All changes in unrealized gains and losses on investment securities available for sale, unrealized gains and losses on derivatives qualifying for cash flow hedges, minimum pension liability adjustments and foreign currency translation adjustments constitute the Group's changes in equity from nonowner sources and are presented, with related income tax effects, in the consolidated statements of changes in equity from nonowner sources.

Stock-Based Compensation--In December 2002, Financial Accounting Standards Board (the "FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure, an amendment of FASB Statement No. 123," which amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure requirements to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition and annual disclosure requirements under this Statement are effective for financial statements for fiscal years ending after December 15, 2002.

Two subsidiaries of the Bank have several stock-based compensation plans, which are described more fully in Note 30. As permitted by the provisions of SFAS No. 123, they account for those stock-based compensation plans by the intrinsic value-based method prescribed in APB No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Under the intrinsic value-based method, compensation expense is measured as the amount by which quoted market price of these subsidiaries' stock at the date of grant exceeds the stock option exercise price.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Had the stock-based compensation plans been accounted for under the fair value method of SFAS No. 123, the Group's compensation expense, net income (loss), and net income (loss) per share would have been the pro forma amounts indicated in the following table.

                                                                                  Fiscal years ended March 31,
                                                                           -----------------------------------------
                                                                                2002          2003          2004
                                                                           -------------  ------------  ------------
                                                                                         (in millions)
Reported net income (loss)................................................ (Yen)(132,671) (Yen)248,978  (Yen)537,601
Stock-based employee compensation expense (determined under fair value
  based method for all awards, net of tax)................................        (1,369)       (2,015)       (1,962)
                                                                           -------------  ------------  ------------
Pro forma net income (loss), after stock-based employee compensation expense................................................................. (Yen)(134,040) (Yen)246,963  (Yen)535,639
                                                                           =============  ============  ============

Basic earnings (loss) per common share--net income (loss) available to a
  common shareholder:                                                                       (in Yen)
   Reported............................................................... (Yen)  (29.82) (Yen)  52.49  (Yen) 105.10
   Pro forma..............................................................        (30.11)        52.06        104.71
Diluted earnings (loss) per common share--net income (loss) available to a common shareholder:
   Reported...............................................................        (29.82)        49.11        104.81
   Pro forma..............................................................        (30.11)        48.69        104.42

Stock-based compensation expense included in net income for the fiscal years ended March 31, 2002, 2003 and 2004 was not significant.

Accounting Changes

Variable Interest Entities--In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." FIN No. 46 addresses consolidation by business enterprises of variable interest entities ("VIEs"). The consolidation requirements of FIN No. 46 apply immediately to VIEs created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003, which has been amended by the FASB as described below.

In December 2003, the FASB issued FIN No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN No. 46R"). FIN No. 46R modifies FIN No. 46 in certain respects including the scope exception, the definition of VIEs, and other factors that would affect the determination of VIEs and primary beneficiaries that must consolidate VIEs. FIN No. 46R, as written, applies to VIEs created before February 1, 2003 no later than the end of the first reporting period that ends after March 15, 2004, and to all special purpose entities no later than the first reporting period that ends after December 15, 2003. Subsequent to the Issuance of FIN No. 46R, the Chief Accountant of the U.S. Securities and Exchange Commission ("SEC") stated the SEC staff's position in a letter to the American Institute of Certified Public Accountant ("AICPA") dated March 3, 2004, that the SEC staff does not object to the conclusion that FIN No. 46R should not be required to be applied at a date earlier than the original FIN No. 46 and that foreign private issuers would be required to apply FIN No. 46R at various dates depending on the entity's year-end and the frequency of interim reporting. In accordance with the letter, the Group is required to adopt FIN No. 46R in its fiscal year ending March 31, 2005. The Group has applied, as required, FIN No. 46 to all VIEs created after January 31, 2003. See Note 24 for further discussion of the variable interest entities in which the Group holds variable interests.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Accounting for Asset Retirement Obligations--Effective April 1, 2003, the Group adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to the legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset. A legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract, or by legal construction of a contract under the doctrine of promissory estoppel. The adoption of SFAS No. 143 did not have a material impact on the Group's financial position or results of operations.

Certain Financial Instruments with Characteristics of both Liabilities and Equity--In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, which is the Group's fiscal year ending March 31, 2005. On November 7, 2003, FASB Staff Position No. 150-3, "Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," delayed the effective date of certain provisions of SFAS No. 150 for certain mandatorily redeemable noncontrolling interests.

The Group is not a party to any financial instruments entered into after May 31, 2003, to which SFAS No. 150 must be applied immediately, but has not completed evaluating the impact of the adoption of SFAS No. 150 to other instruments. Accordingly, the Group cannot reasonably estimate the ultimate impact of SFAS No. 150 on its financial position or results of operations.

Disclosure about pension and other postretirement benefit--On December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106" ("SFAS No. 132R"), which replaces existing FASB disclosure requirements for pensions. SFAS No. 132R requires disclosure of more details about plan assets, benefit obligations, cash flows, benefit costs and other relevant information. SFAS No. 132R is generally effective for the fiscal years ending after December 15, 2003, and for interim periods beginning after December 15, 2003. See Note 15 for the required disclosure.

Impairment of securities investments--In November 2003, the FASB Emerging Issues Task Force (the "EITF") reached a consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 requires certain additional quantitative and qualitative disclosures in addition to the disclosures already required by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The new disclosure requirements are applied to financial statements for the fiscal years ending after December 15, 2003. See Note 4 for the required disclosures. In March 2004, the EITF also reached a consensus on the additional accounting guidance for other-than-temporary impairments, which requires an evaluation and recognition of other-than-temporary impairment by a three-step impairment test. The guidance should be applied for reporting periods beginning after June 15, 2004. The Group has not completed its study of what effect the guidance will have on its financial position or results of operations.

Guarantor's Accounting and Disclosure Requirements for Guarantees--Effective January 1, 2003, the Group adopted the initial recognition and measurement provisions of FIN No. 45, "Guarantor's Accounting and

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34," which requires that, for guarantees within the scope of FIN No. 45 issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be recognized. The adoption of FIN No. 45 did not have a material impact on the Group's financial position or results of operations.

Costs Associated with Exit or Disposal Activities--In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The adoption of SFAS No. 146 did not have a material impact on the Group's financial position or results of operations.

Goodwill and Other Intangible Assets--Effective April 1, 2002, the Group adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill, formerly amortized over its useful life, no longer be amortized but rather tested for impairment at least annually. Further, SFAS No. 142 requires that intangible assets that have finite useful lives will continue to be amortized over their useful lives while intangible assets with indefinite lives will no longer be amortized and are subject to impairment testing at least annually.

The Group performed the required transitional impairment tests of goodwill and intangible assets with indefinite lives upon adoption of SFAS No. 142. The initial adoption resulted in a cumulative adjustment charge to earnings of
(Yen)532 million.

Derivative Instruments and Hedging Activities--On April 1, 2001, the Group adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 requires that all derivatives, whether designated as a hedge or not, be recorded on the balance sheet at fair value. SFAS No. 133 also requires that derivative instruments used to hedge be identified specifically to assets, liabilities, firm commitments or anticipated transactions and be expected to remain effective throughout the life of the hedge. Derivative instruments that do not qualify as either a fair value hedge or cashflow hedge are valued at fair value and classified as trading account assets or liabilities with the resultant gain or loss recognized in current earnings. The cumulative effect of the change in accounting principle, net of tax, was to increase net income by (Yen)5,867 million and other changes in equity from nonowner sources by (Yen)1,257 million, respectively, in 2002.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, (2) clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows, (3) amends the definition of underlyings, one of three characteristics of derivatives, to include the occurrence or non-occurrence of a specified event such as scheduled payment under a contract, and (4) amends certain other existing pronouncements, in particular, those related to the scope of instruments that are subject to the requirements of SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Group's financial position or results of operations.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Reclassifications

Certain reclassifications and format changes of the financial statements for the fiscal years ended March 31, 2002 and 2003 have been made to conform to the current year presentation.

Recently Issued Accounting Pronouncements

Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities--In January 2003, the EITF reached a consensus on Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities" ("EITF 03-2"), which was ratified by the FASB in February 2003. EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an employee pension fund and requires employers to account for the entire separation process of the substitutional portion from an entire plan upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. It also requires that the difference between the fair value of the obligation and the assets required to be transferred to the government, if any, should be accounted for as a subsidy from the government, separately from gain or loss on settlement of the substitutional portion of the obligation, upon completion of the transfer.

In June 2003, the Bank submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved in August 2003. To complete the entire separation process, in August 2004, the Bank made another application for transfer to the government of the remaining substitutional portion, but the timing of the approval is not known yet. Upon completion of the separation, the substitutional obligation and related plan assets will be transferred to a government agency, and the Bank will be released from paying the substitutional portion of the benefits to its employees. The impact on the results of operations and financial position of the transfer accounted for in accordance with EITF 03-2 is not known and cannot be reasonably estimable until the completion of the transfer.

Loans and Debt Securities Acquired in a Transfer--In December 2003, AICPA issued Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" ("SOP 03-3"), which supersedes AICPA Practice Bulletin 6, "Amortization of Discounts on Certain Acquired Loans" and addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least, in part, to credit quality. SOP 03-3 limits accretable yield to the excess of the investor's estimate of undiscounted cash flows over the investor's initial investment in the loan and prohibits the recognition of the non-accretable difference. Under SOP 03-3, subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan's yield over its remaining life while any decreases in such cash flows should be recognized as impairments. SOP 03-3 also provides guidance with regard to presentation and disclosures.

SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The Group has not completed the study of what effect SOP 03-3 will have on its financial position or results of operations.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

2. DISCONTINUED OPERATIONS

During the fiscal year ended March 31, 2004, the Bank completed the liquidation process of its domestic mortgage securities subsidiary, The Diamond Mortgage Co., Ltd. The dissolution was due to the adverse business environment for the domestic mortgage securities business, whose results were reported as a part of the Commercial Banking business unit of the Group. In addition, during the fiscal year ended March 31, 2004, as a part of the Group's efforts to streamline its securities business, Mitsubishi Securities, which itself constitutes a reportable operating segment of the Group, sold certain domestic subsidiaries to third parties. The Bank also sold its securities subsidiary in Europe to third parties.

In accordance with SFAS No. 144, "Accounting for Impairment of Disposal of Long-Lived Assets," the Bank presents the results of discontinued operations as a separate line item in the consolidated statements of operations. Amounts presented in the consolidated statements of operations and the consolidated statements of cash flows for the prior fiscal years related to the discontinued operations were reclassified to conform the presentation for the fiscal year ended March 31, 2004.

The following table shows the results of discontinued operations for the fiscal years ended March 31, 2002, 2003, and 2004:

                                                        2002         2003          2004
                                                    -----------  ------------  -----------
                                                                 (in millions)
Total revenue...................................... (Yen) 3,330  (Yen)  3,077  (Yen) 3,240
                                                    -----------  ------------  -----------
Income (loss) from discontinued operations......... (Yen)(1,716) (Yen)(16,227) (Yen) 2,185
Loss on disposal...................................          --            --       (2,026)
Income tax expense (benefit).......................      (2,951)      (26,597)         744
                                                    -----------  ------------  -----------
   Income (loss) from discontinued operations--net. (Yen) 1,235  (Yen) 10,370  (Yen)  (585)
                                                    ===========  ============  ===========

The following is a summary of the assets and liabilities of discontinued operations at March 31, 2003:

                                                      (in millions)
                                                      -------------
            Cash.....................................  (Yen) 8,326
            Receivables under resale agreements......        3,841
            Loans, net of allowance for credit losses       11,612
            Other assets.............................       15,092
                                                       -----------
               Total assets..........................  (Yen)38,871
                                                       ===========
            Payables under repurchase agreements.....  (Yen) 3,820
            Other short-term borrowings..............       10,820
            Other liabilities........................        1,001
                                                       -----------
               Total liabilities.....................  (Yen)15,641
                                                       ===========

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

3. TRADING ACCOUNT ASSETS AND LIABILITIES

The following table shows trading account assets and liabilities, carried at estimated fair value, at March 31, 2003 and 2004. For trading derivative contracts executed under legally enforceable master netting agreements, related assets and liabilities are bilaterally offset and reported net by counterparty.

                                                                               2003             2004
                                                                         ---------------  ---------------
                                                                                   (in millions)
Trading account assets:
   Trading securities:
       Japanese government, prefectural and municipal bonds............. (Yen) 1,804,453  (Yen) 1,593,555
       Commercial paper.................................................       2,335,622        2,966,643
       Foreign governments bonds and other securities...................         462,120        1,182,408
                                                                         ---------------  ---------------
          Total.........................................................       4,602,195        5,742,606
                                                                         ---------------  ---------------
   Trading derivative assets:
     Interest rate contracts:
       Forward and futures..............................................          27,823           13,327
       Swap and swap-related products...................................       3,699,174        2,919,846
       Options purchased................................................         126,684           93,994
                                                                         ---------------  ---------------
          Total.........................................................       3,853,681        3,027,167
                                                                         ---------------  ---------------
     Foreign exchange contracts:
       Forward and futures..............................................         534,436          534,113
       Swaps............................................................         467,618          284,590
       Options purchased................................................          57,614           86,992
                                                                         ---------------  ---------------
          Total.........................................................       1,059,668          905,695
                                                                         ---------------  ---------------
     Other contracts, mainly equity and credit-related contracts........          39,256           26,784
     Bilateral netting of derivatives under master netting agreements...      (1,672,791)      (1,664,389)
                                                                         ---------------  ---------------
Total................................................................... (Yen) 7,882,009  (Yen) 8,037,863
                                                                         ===============  ===============
Trading account liabilities:
   Trading securities sold, not yet purchased........................... (Yen)   205,708  (Yen)   220,283
   Trading derivative liabilities:
     Interest rate contracts:
       Forward and futures..............................................          33,687           11,236
       Swap and swap-related products...................................       3,510,051        2,791,918
       Options written..................................................         112,166           96,454
                                                                         ---------------  ---------------
          Total.........................................................       3,655,904        2,899,608
                                                                         ---------------  ---------------
     Foreign exchange contracts:
       Forward and futures..............................................         480,389          484,005
       Swaps............................................................         566,158          319,970
       Options written..................................................          67,344           86,709
                                                                         ---------------  ---------------
          Total.........................................................       1,113,891          890,684
                                                                         ---------------  ---------------
     Other contracts, mainly equity and credit-related contracts........          32,992           57,263
     Bilateral netting of derivatives under master netting agreements...      (1,672,791)      (1,664,389)
                                                                         ---------------  ---------------
Total................................................................... (Yen) 3,335,704  (Yen) 2,403,449
                                                                         ===============  ===============

See Note 29 for the methodologies and assumptions used to estimate fair values.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

The Group performs trading activities through market-making, sales and arbitrage, while maintaining risk levels within appropriate limits in accordance with its risk management policy. Net trading gains for the fiscal years ended March 31, 2002, 2003 and 2004 comprised the following:

                                                      2002          2003          2004
                                                  ------------  ------------  ------------
                                                               (in millions)
Interest rate and other derivative contracts..... (Yen)120,926  (Yen)262,676  (Yen) 14,710
Trading account securities, excluding derivatives       (9,851)       11,047       102,562
                                                  ------------  ------------  ------------
Trading account profits--net.....................      111,075       273,723       117,272
Foreign exchange derivative contracts............      (44,990)      (80,303)       22,836
                                                  ------------  ------------  ------------
Net trading gains................................ (Yen) 66,085  (Yen)193,420  (Yen)140,108
                                                  ============  ============  ============

4. INVESTMENT SECURITIES

The amortized costs and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2003 and 2004 were as follows:

                                                              2003
                                    -------------------------------------------------------- ---------------
                                                       Gross       Gross
                                       Amortized     unrealized  unrealized    Estimated        Amortized
                                         cost          gains       losses      fair value         cost
                 -                  --------------- ------------ ----------- --------------- ---------------
                                                                                       (in millions)
Securities available for sale:
  Debt securities:
   Japanese national government
    and Japanese government
    agency bonds................... (Yen) 8,755,763 (Yen) 56,486 (Yen) 1,932 (Yen) 8,810,317 (Yen)12,599,395
   Japanese prefectural and
    municipal bonds................         402,576        6,969          24         409,521         205,313
   Foreign governments and
    official institutions bonds....       2,144,662       59,215       3,814       2,200,063       1,408,080
   Corporate bonds.................       1,196,637        7,876       4,665       1,199,848       1,472,692
   Mortgage-backed securities......       1,139,648       17,696       6,302       1,151,042       1,118,981
   Other debt securities...........         329,846          456         786         329,516         266,101
  Marketable equity securities.....       2,092,116      633,718      25,015       2,700,819       1,819,243
                                    --------------- ------------ ----------- --------------- ---------------
Total.............................. (Yen)16,061,248 (Yen)782,416 (Yen)42,538 (Yen)16,801,126 (Yen)18,889,805
                                    =============== ============ =========== =============== ===============
Securities being held to maturity--
 debt securities:
   Japanese national government
    and Japanese government
    agency bonds................... (Yen)        -- (Yen)     -- (Yen)    -- (Yen)        -- (Yen)   996,398
   Foreign governments and
    official institutions bonds....              --           --          --              --          18,112
   Corporate bonds.................              --           --          --              --          35,569
   Other debt securities...........              --           --          --              --           2,114
                                    --------------- ------------ ----------- --------------- ---------------
Total.............................. (Yen)        -- (Yen)     -- (Yen)    -- (Yen)        -- (Yen) 1,052,193
                                    =============== ============ =========== =============== ===============

                                                2004
                                    -------------------------------------------
                                        Gross        Gross
                                      unrealized   unrealized    Estimated
                                        gains        losses      fair value
                 -                  -------------- ----------- ---------------

Securities available for sale:
  Debt securities:
   Japanese national government
    and Japanese government
    agency bonds................... (Yen)   18,225 (Yen) 9,830 (Yen)12,607,790
   Japanese prefectural and
    municipal bonds................          2,085          --         207,398
   Foreign governments and
    official institutions bonds....         20,502       4,587       1,423,995
   Corporate bonds.................         23,741         601       1,495,832
   Mortgage-backed securities......         30,656       4,553       1,145,084
   Other debt securities...........          2,330       2,477         265,954
  Marketable equity securities.....      1,322,676       1,206       3,140,713
                                    -------------- ----------- ---------------
Total.............................. (Yen)1,420,215 (Yen)23,254 (Yen)20,286,766
                                    ============== =========== ===============
Securities being held to maturity--
 debt securities:
   Japanese national government
    and Japanese government
    agency bonds................... (Yen)    1,605 (Yen) 1,218 (Yen)   996,785
   Foreign governments and
    official institutions bonds....             80          --          18,192
   Corporate bonds.................             --           3          35,566
   Other debt securities...........              5          --           2,119
                                    -------------- ----------- ---------------
Total.............................. (Yen)    1,690 (Yen) 1,221 (Yen) 1,052,662
                                    ============== =========== ===============

Investment securities other than securities available for sale or being held to maturity (i.e., nonmarketable equity securities presented in Other investment securities) were carried at cost of (Yen)113,054 million and (Yen)160,343 million, at March 31, 2003 and 2004, respectively. The corresponding estimated fair values at those dates were not readily determinable. The Group periodically monitors the status of each investee including the credit ratings

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES and changes in the Group's share of net assets in the investees as compared with its shares at the time of investment, to determine if impairment losses, if any, are to be recognized on these nonmarketable securities.

See Note 29 for the methodologies and assumptions used to estimate the fair values.

The amortized cost and estimated fair values of debt securities being held to maturity and the estimated fair values of debt securities available for sale at March 31, 2004 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final maturities.

                                                                  Available-
                                        Held-to-maturity           for-sale
                                  ----------------------------- ---------------
                                    Amortized      Estimated      Estimated
                                      cost         fair value     fair value
                                  -------------- -------------- ---------------
                                                  (in millions)
 Due in one year or less......... (Yen)    6,623 (Yen)    6,625 (Yen) 8,082,904
 Due from one year to five years.      1,034,306      1,034,994       5,730,130
 Due from five years to ten years          5,851          5,851       1,184,162
 Due after ten years.............          5,413          5,192       2,148,857
                                  -------------- -------------- ---------------
 Total........................... (Yen)1,052,193 (Yen)1,052,662 (Yen)17,146,053
                                  ============== ============== ===============

For the fiscal years ended March 31, 2002, 2003 and 2004, proceeds from sales of securities available for sale were (Yen)30,670,994 million, (Yen)22,403,930 million and (Yen)21,657,326 million, respectively. For the fiscal years ended March 31, 2002, 2003 and 2004, gross realized gains on those sales were
(Yen)305,884 million, (Yen)389,462 million and (Yen)408,732 million, respectively, and gross realized losses on those sales were (Yen)75,311 million, (Yen)118,513 million and (Yen)195,499 million, respectively. In September 2000, the Bank changed its intent to hold securities originally classified as held-to-maturity and transferred (Yen)369,039 million at carrying value of such securities to the available-for-sale category. As a result of the transfer, unrealized gains on securities available for sale were recorded against shareholder's equity and were not significant. The Bank classified subsequent acquisitions of securities as either available for sale or trading until the fiscal year ended March 31, 2003. On April 1, 2003, the Bank reassessed the appropriateness of the classification of the securities which had been classified as available for sale and reclassified (Yen)50,398 million of such securities into the held-to-maturity category. The transfer did not have a material impact on its financial position or result of operations.

For the fiscal years ended March 31, 2002, 2003 and 2004, losses resulting from write-downs of investment securities that are classified as available-for-sale to reflect the decline in value considered to be other than temporary were
(Yen)205,677 million, (Yen)241,635 million and (Yen)101, 938 million, respectively, which were included in Investment securities gains (losses)--net in the consolidated statements of operations.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

The following table shows the unrealized gross losses and fair values of investment securities available for sale and being held to maturity at March 31, 2004, by length of time that individual securities in each category have been in continuous loss position:

                                           Less than 12 months       12 months or more                    Total
                                        -------------------------- ---------------------- -------------------------------------
                                            Fair       Unrealized     Fair     Unrealized     Fair       Unrealized  Number of
                                            value        losses       value      losses       value        losses    securities
                                        -------------- ----------- ----------- ---------- -------------- ----------- ----------
                                                                             (in millions)
Securities available for sale:
  Debt securities:
    Japanese national government and
     Japanese government agency
     bonds............................. (Yen)7,974,835 (Yen) 9,830 (Yen)    -- (Yen)   -- (Yen)7,974,835 (Yen) 9,830     34
    Foreign governments and official
     institutions bonds................        535,335       4,587          --         --        535,335       4,587     94
    Corporate bonds....................        153,246         601          --         --        153,246         601     45
    Mortgage-backed securities.........        349,681       4,553          14         --        349,695       4,553     96
    Other debt securities..............         15,786         152      13,746      2,325         29,532       2,477     46
  Marketable equity securities.........         13,977       1,206          --         --         13,977       1,206      3
                                        -------------- ----------- ----------- ---------- -------------- -----------    ---
Total.................................. (Yen)9,042,860 (Yen)20,929 (Yen)13,760 (Yen)2,325 (Yen)9,056,620 (Yen)23,254    318
                                        ============== =========== =========== ========== ============== ===========    ===
Securities being held to maturity--debt
 securities:
    Japanese national government and
     Japanese government agency
     bonds............................. (Yen)  349,118 (Yen) 1,218 (Yen)    -- (Yen)   -- (Yen)  349,118 (Yen) 1,218      3
    Corporate bonds....................          1,414           3          --         --          1,414           3      2
                                        -------------- ----------- ----------- ---------- -------------- -----------    ---
Total.................................. (Yen)  350,532 (Yen) 1,221 (Yen)    -- (Yen)   -- (Yen)  350,532 (Yen) 1,221      5
                                        ============== =========== =========== ========== ============== ===========    ===

The Group holds various type of debt and equity securities as shown in the table of investment securities in the beginning part of this Note. Although, as shown in that table, dominant part of such investments are with unrealized gains at March 31, 2004, certain security investments, primarily debt securities available for sale, were with unrealized losses, most of which have been in continuous loss for a period less than 12 months.

The Group has determined that unrealized losses on investments as of March 31, 2004 are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairments. The Bank's review included consideration of the following criteria:

The length of time that fair value of the investment has been below cost--The Group generally deems continued decline of fair value below cost for six months or more to be other than temporary. Certain securities held by UnionBanCal Corporation ("UNBC"), a U.S. subsidiary of the Bank, which primarily consists of securities backed by the full faith and credit of the U.S. government and corporate asset-backed and debt securities, were determined not to be impaired in some cases, on the basis of a cash flow analysis of securities and/or UNBC's ability to hold such securities to maturity.

As shown in the table above, there was no material unrealized losses that have been in continuous loss position for 12 months or more, except for unrealized losses on certain "Other debt securities" at March 31, 2004. "Other debt securities" with unrealized loss position for 12 months or more were primarily consisted of collateralized loan obligations held by UNBC. Unrealized losses on such securities arise from rising interest rates, widening credit spreads, credit quality of the underlying collateral, and the market's opinion of the performance of the fund managers. Based on the cash flow analysis set out above, such unrealized losses are determined temporary in nature.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

The extent to which the fair value of investments has been below cost as of the end of the reporting period--The Group's investment portfolio is exposed to volatile equity prices affected by many factors including investors' perspectives as to future economic factors and the issuers' performance, as well as cyclical market price fluctuation due to changes in market interest rates, foreign exchange rates, and changes in credit spreads etc. In view of the diversity and volume of equity investments as well as the fact that the majority of investments in debt securities are in high-grade fixed-rate bonds, including sovereign bonds, the Group generally deems the decline of fair value below cost of 20% or more is a critical indicator of other-than-temporary decline in fair value.

The financial condition and near-term prospects of the issuer--The Group considers the financial condition and near-term prospects of the issuer primarily based on the credit standing of the issuers as determined by its credit rating system.

Exchange Traded Fund

For the fiscal years ended March 31, 2002, 2003 and 2004, the Bank transferred marketable equity securities to an exchange traded fund ("ETF"), sponsored by a securities firm. The Bank concurrently entered into sales agreements for marketable equity securities and purchase agreements for the fund units of the ETF with the securities firm. The Bank transferred its marketable equity securities to the securities firm with an aggregate cost of (Yen)325,749 million for (Yen)391,698 million, an aggregate cost of (Yen)163,861 million for
(Yen)240,574 million and an aggregate cost of (Yen)54,366 million for
(Yen)76,385 million for the fiscal years ended March 31, 2002, 2003 and 2004, respectively. The securities firm contributed these marketable equity securities and additional securities purchased from the market to the ETF in order to link the ETF performance to the TOPIX (a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange ("TSE")). Certificates issued by the ETF (the "ETF certificates") are linked to the TOPIX and have been listed on the TSE. The Bank purchased the ETF certificates at the fair value of (Yen)527,967 million, (Yen)361,782 million and (Yen)113,930 million for the fiscal years ended March 31, 2002, 2003 and 2004, respectively, with an intention to sell them in the market or to the securities firm in the near future.

The Bank accounted for the ETF certificates purchased from the securities firm as retained interests in the marketable equity securities transferred to the securities firm. The Bank accounted for the transfer of marketable equity securities as a sale when the Bank received cash or financial instruments other than the ETF certificates. For the fiscal years ended March 31, 2002, 2003 and 2004, the Bank recognized gains of (Yen)35,442 million, (Yen)41,883 million and
(Yen)89,581 million, respectively, on the sales of the ETF certificates. The Bank held ETF certificates with fair values of (Yen)148,646 million at March 31, 2003 and nil at March 31, 2004 in Securities available for sale. The ETF certificates are carried at fair value based on the market prices observed in the TSE and the fair value change is closely linked with the movement of the TOPIX.

Banks' Shareholdings Purchase Corporation

Under a law forbidding banks from holding marketable equity securities in excess of their Tier I capital after September 30, 2006, the Banks' Shareholdings Purchase Corporation ("BSPC") was established in January 2002 in order to soften the impact on the stock market of sales of cross-shareholdings. BSPC began accepting share offers from financial institutions on February 15, 2002. It has been funded by financial institutions, including the Bank, which made initial contributions of (Yen)1,400 million ("preferred contributions"). BSPC will be disbanded when it sells all shares that it purchased from financial institutions, or by March 31, 2017, at the latest.

BSPC has two accounts to purchase stock from financial institutions; the General Account and the Special Account. In the General Account, each selling financial institution funds the amount of purchase by BSPC without guarantees by the Japanese government, and the financial institution will assume any gains or losses on

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES sales by BSPC of the stocks. In the Special Account, each selling financial institution was required to make contributions of 8% of the selling prices to BSPC for purchases made prior to the effective date of the amendment to the above-mentioned law to fund any future losses ("subordinated contributions"). Effective in August 2003, the requirement of subordinated contributions was eliminated under the amount to legislation. The purchase amount in the Special Account is funded by borrowings guaranteed by the Japanese government with a limit of (Yen)2.0 trillion. The cumulative net loss on sales of stocks in the Special Account, which will not be determined and finalized before the liquidation of BSPC, will be compensated first by the subordinated contributions, and then by the preferred contributions. If there is a remaining loss, the government, as a guarantor, will be liable for the loss. On the other hand, if there is a cumulative net asset at the time of the liquidation, the asset is first used to repay the preferred contributions and then to repay the subordinated contributions. After that, if any remaining net assets after repayment of subordinated contributions exists, such net assets will be paid out and the amounts will be determined based on the amounts of both contributions. Any remaining net assets in excess of double the amount of the contributions will belong to the Japanese government.

At the establishment of BSPC in January 2002, the Bank paid (Yen)1,400 million to BSPC as preferred contributions. The Bank sold marketable equity securities with aggregate market values of (Yen)14,548 million, nil and (Yen)134,495 million, respectively, for the fiscal years ended March 31, 2002, 2003 and 2004. At the time of the sales, the Bank made subordinated contribution to the Special Account of (Yen)1,164 million for the fiscal year ended March 31, 2002 and nil for the fiscal years ended March 31, 2003 and 2004. Also, the Bank made loans to BSPC to fund its purchases of marketable equity securities. Such loans to BSPC, which are guaranteed by the Japanese government, amounted to
(Yen)35,600 million, (Yen)79,735 million and (Yen)7,398 million, respectively, at March 31, 2002, 2003 and 2004. For the fiscal year ended March 31, 2003, the Bank evaluated its preferred contributions of (Yen)1,400 million and subordinated contributions of (Yen)1,164 million for impairment, and recognized an impairment loss of (Yen)2,564 million.

The Bank accounts for the transfers of marketable equity securities to the General Account, if any, as secured borrowings. With respect to the transfers of marketable equity securities to the Special Account with the requirement of subordinated contributions, if the fair value of the securities sold to the Special Account is greater than 10% of the fair value of all securities held by the special account, the Group accounts for the subordinated contributions as a partial retained interest in the sale. For all period presented, the Group made no sales of securities whose fair value was greater than 10% of the fair value of all securities held by the Special Account. For the fiscal years ended March 31, 2002, 2003 and 2004, the Bank recognized a gain of (Yen)3,511 million, nil and (Yen)27,482 million, respectively, on the sale of marketable equity securities to the Special Account.

The Bank of Japan

The Bank of Japan began purchasing marketable equity securities at fair value from banks, including the Bank, from November 2002, aiming to enhance the stability of the Japanese financial system by reducing the amount of marketable equity securities on the balance sheets of banks. Transfers of securities to the Bank of Japan are sales transactions without transferors' continuing involvement. The Bank sold marketable equity securities to the Bank of Japan with aggregate market values of (Yen)51,453 million and (Yen)38,553 million for the fiscal years ended March 31, 2003 and 2004, respectively.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

5. LOANS

Loans at March 31, 2003 and 2004 by domicile and type of industry of borrower are summarized below:

Classification of loan by industry is based on the industry segment loan classification as defined by the Bank of Japan.

                                                      2003               2004
                                                 --------------- ---------------
                                                            (in millions)
Domestic:
   Manufacturing................................ (Yen) 4,714,708 (Yen) 4,692,433
   Construction.................................         995,918         832,758
   Real estate..................................       3,245,721       3,515,717
   Services.....................................       4,249,086       3,661,758
   Wholesale and retail.........................       4,723,010       4,311,980
   Banks and other financial institutions.......       1,800,592       1,765,377
   Communication and information services.......       1,264,713         650,983
   Other industries.............................       2,644,775       4,750,575
   Consumer.....................................       6,994,224       7,473,998/(2)/
                                                 --------------- ---------------
       Total domestic...........................      30,632,747      31,655,579
                                                 --------------- ---------------
Foreign:
   Governments and official institutions........         227,685         178,402
   Banks and other financial institutions.......         777,697         904,841
   Commercial and industrial....................       8,127,334       7,063,034
   Other........................................         267,301         156,369
                                                 --------------- ---------------
       Total foreign............................       9,400,017       8,302,646
                                                 --------------- ---------------
Less unearned income and deferred loan fees--net          40,387          27,183
                                                 --------------- ---------------
       Total/(1)/............................... (Yen)39,992,377 (Yen)39,931,042
                                                 =============== ===============

--------
Notes:
(1)The table includes loans held for sale of (Yen)3,360 million and (Yen)9,960 million at March 31, 2003 and 2004, respectively.
(2)Domestic loans within the "consumer" category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, the Bank's credit administration system was upgraded and the Bank is now able to present a precise breakdown of the balance of such consumer loans at March 31, 2004 by the type of proprietor business as presented below:

                                                                  Banks and   Communication                 Total
                                                                    other          and                     included
                               Real                  Wholesale    financial    information    Other           in
Manufacturing Construction    estate      Services   and retail  institutions   services    industries     Consumer
------------- ------------ ------------ ------------ ----------- ------------ ------------- ----------- --------------
                                                    (in millions)
 (Yen)28,229  (Yen)19,283  (Yen)738,377 (Yen)230,730 (Yen)52,253  (Yen)1,200   (Yen)4,121   (Yen)10,620 (Yen)1,084,813

   Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal year-end dates.

Substantially all domestic loans are made under agreements which, as is customary in Japan, provide that a bank may, under certain conditions, require the borrower to provide collateral (or additional collateral) or guarantees with respect to the loans, and that the bank may treat any collateral, whether furnished as security for loans or otherwise, as collateral for all indebtedness to the bank. At March 31, 2003 and 2004, such collateralized loans originated by the Group, which were principally collateralized by real estate, marketable securities and accounts receivable, amounted to (Yen)5,859,822 million and (Yen)5,587,347 million, respectively, which represented 19% and 18%, respectively, of the total domestic loans at March 31, 2003 and 2004.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Nonaccrual and restructured loans were (Yen)2,097,576 million and
(Yen)1,217,268 million at March 31, 2003 and 2004, respectively. Had interest on these loans been accrued at the original terms of agreement, gross interest income on such loans for the fiscal years ended March 31, 2003 and 2004 would have been approximately (Yen)63.2 billion and (Yen)33.6 billion, respectively, of which approximately (Yen)47.1 billion and (Yen)22.8 billion, respectively, were included in interest income on loans in the accompanying consolidated statements of operations. Accruing loans contractually past due 90 days or more were (Yen)18,078 million and (Yen)11,979 million at March 31, 2003 and 2004, respectively.

Impaired Loans

The Group's impaired loans primarily include nonaccrual loans and restructured loans. A summary of the recorded balances of impaired loans and related impairment allowance at March 31, 2003 and 2004 is shown below:

                                                 2003                        2004
                                      --------------------------- ---------------------------
                                         Recorded     Impairment     Recorded     Impairment
                                       loan balance   allowance    loan balance   allowance
                                      -------------- ------------ -------------- ------------
                                                           (in millions)
Requiring an impairment allowance.... (Yen)1,855,556 (Yen)675,759 (Yen)  972,649 (Yen)380,934
Not requiring an impairment allowance        133,051           --        144,726           --
                                      -------------- ------------ -------------- ------------
Total................................ (Yen)1,988,607 (Yen)675,759 (Yen)1,117,375 (Yen)380,934
                                      ============== ============ ============== ============

--------
Note:In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of (Yen)3,185 million and
     (Yen)9,704 million at March 31, 2003 and 2004, respectively.

The average recorded investments in impaired loans were approximately
(Yen)3,204 billion, (Yen)2,555 billion and (Yen)1,542 billion, respectively, for the fiscal years ended March 31, 2002, 2003 and 2004.

For the fiscal years ended March 31, 2002, 2003 and 2004, the Group recognized interest income of approximately (Yen)62.7 billion, (Yen)56.9 billion and
(Yen)29.9 billion, respectively, on impaired loans. Interest income on nonaccrual loans was recognized on a cash basis when ultimate collectibility of principal is certain; otherwise, cash receipts are applied as principal reductions. Interest income on accruing impaired loans, including restructured loans, was recognized on an accrual basis to the extent that the collectibility of interest income was reasonably certain based on management's assessment.

Lease Receivable

As part of its financing activities, the Bank enters into leasing arrangements with customers. The Bank's leasing operations are performed through leasing subsidiaries and consist principally of direct financing leases involving various types of data processing equipment, office equipment and transportation equipment.

As of March 31, 2003 and 2004, the components of the investment in direct financing leases were as follows:

                                                     2003          2004
                                                 ------------  ------------
                                                        (in millions)
    Minimum lease payment receivable............ (Yen)683,034  (Yen)594,974
    Estimated residual values of leased property       64,537        61,100
    Less--unearned income.......................      (61,222)      (49,920)
                                                 ------------  ------------
    Net investment in direct financing leases... (Yen)686,349  (Yen)606,154
                                                 ============  ============

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Future minimum lease payment receivables under noncancelable leasing agreements as of March 31, 2004 are as follows:

                                                        Direct
                                                       financing
                                                        leases
                                                     -------------
                                                     (in millions)
             Fiscal year ending March 31:
                2005................................ (Yen)152,191
                2006................................      122,076
                2007................................       86,377
                2008................................       56,331
                2009................................       30,128
                2010 and thereafter.................      147,871
                                                     ------------
             Total minimum lease payment receivables (Yen)594,974
                                                     ============

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

Financial institutions, including the Group, waived the repayment of substantial amounts of the loans to the Jusen and transferred the remaining balances to HLAC. Financial institutions were requested to make loans to HLAC to finance its collection activities, and in the fiscal year ended March 31, 1997, the Group made loans of (Yen)184,197 million with an original maturity term of 15 years, which were included in the loan portfolio as of March 31, 2003 and 2004. As of March 31, 2003 and 2004, the Group had loans of
(Yen)171,160 million. The 15-year term loans to HLAC, which are guaranteed by the DIC under the legislation and the loan agreements, mature in 2011 and earn interest at TIBOR (Tokyo Interbank Offered Rate) plus 0.125%.

Under this restructuring program, a Financial Stabilization Fund (the "Special Fund") was established within the DIC, and the Bank of Japan and other financial institutions established another fund (the "New Fund"). These funds are principally invested in Japanese government bonds. The Group made non-interest-earning deposits of (Yen)111,124 million with the Special Fund and the New Fund in the fiscal year ended March 31, 1997. The deposit balances as of March 31, 2003 and 2004, which are included in Other Assets, were
(Yen)79,528 million and (Yen)82,104 million, respectively, reflecting a present value discount and subsequent amortization of the discount during the period until the expected maturity date. The non-interest-earning deposits with these funds are expected to mature in 15 years from the deposit dates, which coincides with the planned operational lifespan of HLAC.

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

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Sales of Loans

The Group originates various of types loans to corporate and individual customers in Japan and overseas in the normal course of its business. The Financial Services Agency of Japan (the "FSA") announced in October 2002 that it will strive to reduce the aggregate ratio of nonperforming credits to total credits of major Japanese banks, including the Group, by approximately half by March 31, 2005. Pursuant to the FSA's policy and in order to improve its loan quality, the Group actively disposed of nonperforming loans. Most of such nonperforming loans were disposed of by sales to third party purchasers including RCC without any continuing involvement. Management of the Group generally decides on approvals for disposals after significant sales terms, including prices, are negotiated. As such, loans are disposed of by sales shortly after the loans are transferred to held-for-sale classification. For the fiscal years ended March 31, 2002 and 2003, the losses on sales of loans, which represents an additional provision for credit losses on, were (Yen)14,864 million and (Yen)37,173 million, respectively. The gain on sales of loans was
(Yen)5,479 million for the fiscal year ended March 31, 2004. Such losses and gain are included in the provision (credit) for credit losses in the accompanying consolidated statements of operations.

Loan Securitization

The Group had no significant transfers of loans in securitization transactions accounted for as sales for the fiscal years ended March 31, 2002, 2003 and 2004, and did not retain any significant interests associated with loans transferred in securitizations at March 31, 2003 and 2004.

Related party loans

In some cases, the Bank and its banking subsidiaries make loans to related parties, including their directors and executive officers, in the course of their normal commercial banking business. At March 31, 2003 and 2004, outstanding loans to such related parties were not significant.

In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. For the fiscal years ended March 31, 2002, 2003 and 2004, there were no loans to related parties that were charged-off. Additionally, at March 31, 2003 and 2004, there were no loans to related parties that were impaired.

6. ALLOWANCE FOR CREDIT LOSSES

Changes in the allowance for credit losses for the fiscal years ended March 31, 2002, 2003 and 2004 are shown below:

                                          2002            2003           2004
                                     --------------  -------------- --------------
                                                     (in millions)
Balance at beginning of fiscal year. (Yen)1,385,010  (Yen)1,341,608 (Yen)1,058,633
                                     --------------  -------------- --------------
Provision (credit) for credit losses        466,947         287,282       (142,362)
                                     --------------  -------------- --------------
Charge-offs.........................        513,989         640,122        277,713
Less--Recoveries....................         48,809          66,648         30,036
                                     --------------  -------------- --------------
Net charge-offs.....................        465,180         573,474        247,677
                                     --------------  -------------- --------------
Others..............................         12,333           3,217        (19,248)
Deconsolidation of Nippon Trust Bank        (57,502)             --             --
                                     --------------  -------------- --------------
Balance at end of fiscal year....... (Yen)1,341,608  (Yen)1,058,633 (Yen)  649,346
                                     ==============  ============== ==============

--------
Note:Others principally include foreign exchange translation and discontinued operations adjustments.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

As explained in Note 5, nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans were removed from the allowance for credit losses and transferred to the valuation allowance for loan held for sale upon a decision to sell. Net charge-offs in the above table include the decrease in the allowance for credit losses due to loan disposal activity amounting to (Yen)144.1 billion,
(Yen)310.7 billion and (Yen)120.1 billion for the fiscal years ended March 31, 2002, 2003 and 2004, respectively.

7. PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2003 and 2004 consisted of the following:

                                             2003           2004
                                        -------------- --------------
                                                (in millions)
          Land......................... (Yen)  112,808 (Yen)   96,802
          Buildings....................        320,808        319,088
          Equipment and furniture......        435,973        394,419
          Leasehold improvements.......        215,822        205,538
          Construction in progress.....         12,057          4,136
                                        -------------- --------------
             Total.....................      1,097,468      1,019,983
          Less accumulated depreciation        611,903        585,460
                                        -------------- --------------
          Premises and equipment--net.. (Yen)  485,565 (Yen)  434,523
                                        ============== ==============

Premises and equipment include capitalized leases, principally related to data processing equipment, which amounted to (Yen)37,083 million and (Yen)39,813 million at March 31, 2003 and 2004, respectively. Accumulated depreciation on such capitalized leases at March 31, 2003 and 2004 amounted to (Yen)21,295 million and (Yen)26,239 million, respectively.

Depreciation expense of premises and equipment for the fiscal years ended March 31, 2002, 2003 and 2004 was (Yen)59,552 million, (Yen)53,950 million and
(Yen)48,179 million, respectively.

In March 1999, the Bank sold a 50% undivided interest in its head office land and building (including structure and equipment) for (Yen)91,500 million and in its main office land and building (including structure and equipment) for
(Yen)9,100 million to a real estate company. At the same time, the Bank entered an agreement to lease back the 50% undivided interest in the buildings sold from the buyer over a period of 7 years. The Bank accounted for these transactions as financing arrangements, and recorded the total proceeds of
(Yen)100,600 million as a financing obligation. Under the lease agreement, the Bank made non-interest-bearing deposits of (Yen)8,000 million with the buyer-lessor in March 1999. The lease payments are determined each year upon negotiations with the buyer-lessor, based on future market conditions and expenditures for significant improvements and the related expenses of the buildings to be born by the buyer-lessor. The lease agreement is noncancelable during the lease period of 7 years. At the end of the lease, the Bank has no obligations or options specified in the lease agreement.

At March 31, 2003 and 2004, the financing obligation was (Yen)102,208 million and (Yen)102,795 million, respectively, and total rental payments amounted to
(Yen)6,190 million and (Yen)6,371 million, respectively, for the fiscal years ended March 31, 2003 and 2004.

For the fiscal years ended March 31, 2003 and 2004, the Group recognized
(Yen)11,112 million and (Yen)5,377 million of impairment losses for long-lived assets, primarily domestic real estate which was either assets formerly used

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES for its domestic banking operations that are no longer used or assets that are used without recoverability of carrying amount. In addition, (Yen)415 million and (Yen)1,832 million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2003 and 2004. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if any, or the estimated price based on an appraisal.

8. GOODWILL AND OTHER INTANGIBLE ASSETS

As discussed in Note 1, on April 1, 2002, the Group adopted SFAS No. 142 which requires that goodwill, formerly subject to amortization, no longer be amortized and be tested for impairment at least annually. Further, SFAS No. 142 requires that intangible assets with finite useful lives continue to be amortized over their useful lives while intangible assets with indefinite lives no longer be amortized but rather are subject to impairment testing at least annually.

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

Goodwill

The changes in the carrying amount of goodwill by business segment during the fiscal years ended March 31, 2003 and 2004 were as follows:

                                                        Global
                                                       Corporate Investment Mitsubishi
                                                        Banking   Banking   Securities     UNBC        Total
                                                       --------- ---------- ---------- -----------  -----------
                                                                             (in millions)
For the fiscal year ended March 31, 2003
Balance at March 31, 2002............................. (Yen) 23  (Yen) 509  (Yen)  --  (Yen)11,169  (Yen)11,701
Impairment recognized by the transitional impairment
  test................................................      (23)      (509)        --           --         (532)
Goodwill acquired during the fiscal year..............       --         --        383        9,646       10,029
Reclassified to core deposit intangible...............       --         --         --       (1,799)      (1,799)
Foreign currency translation adjustments and other....       --         --         --         (966)        (966)
                                                       --------  ---------  ---------  -----------  -----------
Balance at March 31, 2003............................. (Yen) --  (Yen)  --  (Yen) 383  (Yen)18,050  (Yen)18,433
                                                       ========  =========  =========  ===========  ===========
For the fiscal year ended March 31, 2004
Balance at March 31, 2003............................. (Yen) --  (Yen)  --  (Yen) 383  (Yen)18,050  (Yen)18,433
Goodwill acquired during the fiscal year..............       --         --         --       10,876       10,876
Goodwill written off related to sale of business units       --         --       (280)          --         (280)
Foreign currency translation adjustments and other....       --         --         --       (2,119)      (2,119)
                                                       --------  ---------  ---------  -----------  -----------
Balance at March 31, 2004............................. (Yen) --  (Yen)  --  (Yen) 103  (Yen)26,807  (Yen)26,910
                                                       ========  =========  =========  ===========  ===========

See Note 27 for the business segment information of the Group.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Net income (loss) and amounts per common share for the fiscal years ended March 31, 2002, 2003 and 2004 adjusted to exclude amortization expense related to goodwill were as follows:

                                                                                  2002          2003         2004
                                                                             -------------  ------------ ------------
Net income (loss) (in millions):
Reported income (loss)...................................................... (Yen)(132,671) (Yen)248,978 (Yen)537,601
Goodwill amortization.......................................................         4,571            --           --
                                                                             -------------  ------------ ------------
Adjusted net income (loss).................................................. (Yen)(128,100) (Yen)248,978 (Yen)537,601
                                                                             =============  ============ ============
Basic earnings (loss) per share (in yen):
Reported basic earnings (loss) per share--net income (loss) available to a common shareholder........................................................ (Yen)  (29.82) (Yen)  52.49 (Yen) 105.10
Goodwill amortization.......................................................          1.03            --           --
                                                                             -------------  ------------ ------------
Adjusted basic earnings (loss) per share--net income (loss) available to a common shareholder........................................................ (Yen)  (28.79) (Yen)  52.49 (Yen) 105.10
                                                                             =============  ============ ============
Diluted earnings (loss) per share (in yen):
Reported diluted earnings (loss) per share--net income (loss) available to a common shareholder........................................................ (Yen)  (29.82) (Yen)  49.11 (Yen) 104.81
Goodwill amortization.......................................................          1.03            --           --
                                                                             -------------  ------------ ------------
Adjusted diluted earnings (loss) per share--net income (loss) available to a common shareholder........................................................ (Yen)  (28.79) (Yen)  49.11 (Yen) 104.81
                                                                             =============  ============ ============

Other intangible assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of intangible assets at March 31, 2003 and 2004:

                                                                2003                                     2004
                                              ---------------------------------------- ----------------------------------------
                                              Gross carrying Accumulated  Net carrying Gross carrying Accumulated  Net carrying
                                                  amount     amortization    amount        amount     amortization    amount
                                              -------------- ------------ ------------ -------------- ------------ ------------
                                                                                (in millions)
Intangible assets subject to amortization:
    Software.................................  (Yen)300,084  (Yen)171,223 (Yen)128,861  (Yen)331,741  (Yen)149,668 (Yen)182,073
    Core deposit intangible..................         5,177         3,664        1,513         4,041         1,672        2,369
    Other....................................         7,503         3,156        4,347         9,106         5,206        3,900
                                               ------------  ------------ ------------  ------------  ------------ ------------
       Total.................................  (Yen)312,764  (Yen)178,043      134,721  (Yen)344,888  (Yen)156,546      188,342
                                               ============  ============               ============  ============
Intangible assets recorded in connection with
 the additional minimum pension liabilities
 under SFAS No.87 (See Note 15)..............                                    5,626                                    2,776
Intangible assets not subject to
 amortization................................                                    7,360                                    7,188
                                                                          ------------                             ------------
Total........................................                             (Yen)147,707                             (Yen)198,306
                                                                          ============                             ============

Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2004 amounted (Yen)104,914 million, which primarily consist of capitalized cost of software. The weighted average amortization period for capitalized software is five years, and the amount of its residual value is immaterial.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

                                                (in millions)
                                                -------------
                   Fiscal year ending March 31,
                      2005.....................  (Yen)52,656
                      2006.....................       47,239
                      2007.....................       34,468
                      2008.....................       23,719
                      2009.....................       10,956

9. INCOME TAXES

The detail of current and deferred income tax expense (benefit) for the fiscal years ended March 31, 2002, 2003 and 2004 was as follows:

                                                                                2002           2003          2004
                                                                           -------------  -------------  ------------
                                                                                          (in millions)
Current:
   Domestic............................................................... (Yen)  (8,938) (Yen)  18,929  (Yen) (3,324)
   Foreign................................................................        35,982         41,845        48,570
                                                                           -------------  -------------  ------------
       Total..............................................................        27,044         60,774        45,246
                                                                           -------------  -------------  ------------
Deferred:
   Domestic...............................................................       (89,416)       (25,755)      276,127
   Foreign................................................................       (14,185)        15,416        12,239
                                                                           -------------  -------------  ------------
       Total..............................................................      (103,601)       (10,339)      288,366
                                                                           -------------  -------------  ------------
   Income tax expense (benefit)...........................................       (76,557)        50,435       333,612
                                                                           -------------  -------------  ------------
Income tax expense (benefit) reported in discontinued operations..........        (2,951)       (26,597)          744
                                                                           -------------  -------------  ------------
Income tax expense reported in cumulative effect of a change in accounting
  principle...............................................................         3,523             --            --
                                                                           -------------  -------------  ------------
Income tax expense (benefit) reported in shareholder's equity relating to:
   Investment securities available for sale...............................      (179,317)      (256,383)      252,131
   Cumulative effect of a change in accounting principle..................           808             --            --
   Derivatives qualifying for cash flow hedges............................         1,289            513        (1,789)
   Minimum pension liability adjustments..................................       (35,750)       (34,295)       30,804
   Foreign currency translation adjustments...............................         4,714         (3,299)       (4,324)
                                                                           -------------  -------------  ------------
       Total..............................................................      (208,256)      (293,464)      276,822
                                                                           -------------  -------------  ------------
Total..................................................................... (Yen)(284,241) (Yen)(269,626) (Yen)611,178
                                                                           =============  =============  ============

Income taxes in Japan applicable to the Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 38.0% for the fiscal years ended March 31, 2002, 2003 and 2004. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

In March 2003, MTFG's application to file its tax returns under the consolidated corporate-tax system was approved by the Japanese tax authorities, and the consolidated corporate-tax system has become effective for the fiscal year ended March 31, 2003. At March 31, 2003 and 2004, the tax-related receivable from (payable to) MTFG, which was included in other assets (liabilities), were (Yen)8,109 million and (Yen)(31,212) million, respectively. The Group, however, has used the separate return method of allocation. Under the separate return method of allocation, current and deferred taxes for the fiscal years ended March 31, 2003 and 2004 was determined by applying the requirements of FASB No. 109 as if the Group was filing a separate tax return. Although the consolidated tax system requires to pay, for the fiscal years ended March 31, 2003 and 2004, a surcharge tax of 2.0% of taxable income in addition to the national corporate income tax rate. The Group reflected a tax provision calculated on the separate tax return basis and the combined normal effective statutory tax rate of the Group did not change. The difference between the cash flows that are to be paid or received under the Japanese tax law and the separate return method of tax allocation used for financial reporting purposes is reported in the financial statements as either a charge to retained earnings or a credit to paid-in capital.

On March 30, 2000, the Tokyo Metropolitan Assembly passed a new tax rule that changed the basis on which it taxes large banks conducting business in Tokyo. The Bank is subject to the new rule. The new rule requires large banks to pay a 3.0% local tax on their gross operating income derived from their Tokyo operations for a period of five fiscal years commencing April 1, 2000.

On May 30, 2000, the Osaka Prefectural Assembly also passed a new tax rule that is substantially the same as the rule approved by the Tokyo Metropolitan Assembly. The new rule requires large banks to pay a 3.0% local tax on their gross operating income derived from Osaka operations for a period of five fiscal years commencing April 1, 2001.

The banks subject to the new tax rule, including the Bank, filed a complaint in October 2000 with the Tokyo District Court, calling for nullification of the new tax, which they claimed, unfairly targets banks. On March 26, 2002, the Tokyo District Court rejected the new tax enacted by the Tokyo Metropolitan Assembly. The court ordered the Tokyo Metropolitan Government to refund
(Yen)72.4 billion in tax payments to 18 major banks and to pay an additional
(Yen)1.8 billion in compensation.

On March 29, 2002, the Metropolitan Government lodged an appeal at the Tokyo High Court. Following the decision of the Tokyo District Court, 16 major banks filed a lawsuit on April 4, 2002 with the Osaka District Court against the Osaka Prefectural Government, seeking to nullify the new tax rule. In response to the lawsuit, on May 30, 2002, the Osaka Prefectural Government enacted a revised tax rule that changed the taxation for the fiscal year ended March 31, 2002 and the years subject to the new tax rule. Under the revised tax rule, for the fiscal years ended March 31, 2002 and 2003, large banks became subject to local taxes based on the lower of the 3.0% local tax on their gross operating income or the local tax computed based on net income. As a result of the revisions, the Bank did not pay any local taxes to the Osaka Prefectural Government for the fiscal years ended March 31, 2002, 2003 and 2004. The Bank incurred new local taxes to the Tokyo Metropolitan Government of (Yen)14.7 billion, (Yen)14.6 billion and (Yen)15.0 billion for the fiscal years ended March 31, 2001, 2002 and 2003, respectively. Had the Bank paid the local taxes based on net income under the former rule, tax expense would have been (Yen)6.6 billion for the year ended March 31, 2001, and zero for the fiscal years ended March 31, 2002 and 2003.

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

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Tokyo High Court reversed the lower court on the issue of additional compensation. The Tokyo Metropolitan Government appealed this decision to the Supreme Court of Japan.

On October 8, 2003, the Bank entered into a settlement-at-court with the Tokyo Metropolitan Government and the Tokyo Governor and withdrew their complaints regarding the Tokyo Metropolitan Government's local tax on large banks. The settlement included (a) a revision of the applicable tax rate to 0.9% from 3.0%, effective retroactive to the date of enactment of the local tax in the fiscal year ended March 31, 2001 and (b) a refund representing the difference between the amount already paid by the banks and the amount computed based on the newly enacted rate plus accrued interest. On October 7, 2003, the Bank received a tax refund plus accrued interest amounting to (Yen)32,141 million.

In March 2003, the Japanese government amended the local tax law. Under the amended local tax law, a corporation size-based enterprise tax will be effective, which will supersede the current enterprise tax, including the local taxes levied by the Tokyo Metropolitan Government and Osaka Prefectural Government, from the fiscal year ending March 31, 2005. As a result, the normal effective statutory tax rate for the fiscal year ending March 31, 2005 will be approximately 40.5%. The newly enacted rates were used in calculating the future expected tax effects of temporary differences as of March 31, 2003 that are expected to reverse during and subsequent to the fiscal year ending March 31, 2005. The change in tax rate resulted in a decrease of (Yen)63,938 million in income tax expense for the fiscal year ended March 31, 2003.

Furthermore, in October 2003, the Tokyo Metropolitan Government and the Osaka Prefectural Government enacted a surcharge tax of corporation sized based enterprise tax under the local tax law amended in March 2003. As a result, the normal effective statutory tax rate will increase approximately 0.1% to approximately 40.6% effective for the fiscal year ending March 31, 2005. The change in tax rate, used in calculating the future expected tax effects of temporary differences, resulted in a decrease of (Yen)2,496 million in income tax expense for the fiscal year ended March 31, 2004.

A reconciliation of the effective income tax rate reflected in the accompanying consolidated statements of operations to the combined normal effective statutory tax rate for the fiscal years ended March 31, 2002, 2003 and 2004 was as follows:

                                                                         2002   2003   2004
                                                                        -----  -----  -----
Combined normal effective statutory tax rate...........................  38.0%  38.0% 38.0%
Increase (decrease) in taxes resulting from:
   Nondeductible expenses..............................................   0.3    3.0   0.1
   Goodwill amortization...............................................   0.8     --    --
   Dividends from foreign subsidiaries.................................   3.8    3.5   0.9
   Foreign tax credit and payments.....................................  (2.4)   7.9   0.7
   Higher (lower) tax rates applicable to income of subsidiaries.......  (4.3)  (0.6)  0.3
   Foreign income exempted for income tax purpose......................  (0.8)    --    --
   Foreign tax assessment (refund).....................................  (1.0)  (1.1)   --
   Minority interest...................................................   4.0    1.1   1.9
   Change in valuation allowance.......................................  18.4    2.1  (4.9)
   Enacted change in tax rates.........................................    --  (22.1) (0.3)
   Realization of previously unrecognized tax benefits of subsidiaries. (16.9) (14.3) (1.7)
   Change in foreign exchange rate.....................................   0.3   (0.2)  1.5
   Other--net..........................................................   0.4    0.1   1.8
                                                                        -----  -----  ----
Effective income tax rate..............................................  35.4%  17.4% 38.3%
                                                                        =====  =====  ====

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

In calculating the effective income tax rate for the fiscal years ended March 31, 2002, the reconciling items were subtracted from the combined normal effective statutory tax rate since loss before income tax benefit was recorded in the fiscal year.

Deferred tax assets and liabilities are computed for each tax jurisdiction using current enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the Group's net deferred tax assets at March 31, 2003 and 2004 were as follows:

                                                                                   2003            2004
                                                                              --------------  --------------
                                                                                       (in millions)
Deferred tax assets:
   Allowance for credit losses............................................... (Yen)  522,984  (Yen)  347,116
   Net operating loss carryforwards..........................................        651,459         532,263
   Accrued severance indemnities and pension liabilities.....................        135,223         108,231
   Investment securities.....................................................        127,562              --
   Non-interest-earning deposits with the Special Fund and the New Fund (See
     Note 5).................................................................          9,963           9,006
   Other real estate owned...................................................            223             205
   Accrued liabilities and other.............................................         59,388          82,199
   Sale-and-leaseback transactions...........................................         38,885          38,975
   Depreciation..............................................................         10,657          16,806
   Valuation allowance.......................................................       (167,421)       (108,256)
                                                                              --------------  --------------
       Total deferred tax assets.............................................      1,388,923       1,026,545
                                                                              --------------  --------------
Deferred tax liabilities:
   Investment securities.....................................................             --         226,706
   Deferred profit on property for income tax purposes.......................         11,272           8,344
   Equipment and auto leasing................................................         96,858          81,722
   Derivative financial instruments..........................................         25,780              --
   Other.....................................................................          5,510          20,382
                                                                              --------------  --------------
       Total deferred tax liabilities........................................        139,420         337,154
                                                                              --------------  --------------
Net deferred tax assets...................................................... (Yen)1,249,503  (Yen)  689,391
                                                                              ==============  ==============

The valuation allowance was provided primarily against deferred tax assets recorded at the Group's domestic subsidiaries with operating loss carryforwards. The net changes in the valuation allowance for deferred income tax assets were an increase of (Yen)32,235 million and a decrease of
(Yen)59,165 million for the fiscal years ended March 31, 2003 and 2004, respectively, which primarily reflected an increase or a decrease in such operating loss carryforwards of these subsidiaries.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

At March 31, 2004, the Group had operating loss carryforwards of (Yen)1,298,958 million and tax credit carryforwards of (Yen)489 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

                                        Operating loss  Tax credit
                                        carryforwards  carryforwards
                                        -------------- -------------
                                               (in millions)
           Fiscal year ending March 31:
              2005..................... (Yen)    1,535 (Yen)     --
              2006.....................         45,044           --
              2007.....................             41           --
              2008.....................            128           --
              2009.....................         39,675           --
              2010.....................      1,145,529           --
              2011 and thereafter......         48,587          386
           No definite expiration date.         18,419          103
                                        -------------- ------------
                  Total................ (Yen)1,298,958 (Yen)    489
                                        ============== ============

In March 2004, the Japanese government extended the period for operating loss carryforwards from 5 years to 7 years under the corporate tax law. This applied retroactively to operating loss carryforwards since fiscal years beginning on or after April 1, 2001.

Income taxes are not provided on undistributed earnings of foreign subsidiaries, which are considered to be indefinitely reinvested in the operations of such subsidiaries. At March 31, 2004, such undistributed earnings of foreign subsidiaries amounted to approximately (Yen)281 billion. Determination of the amount of unrecognized deferred tax liabilities with respect to these undistributed earnings is not practicable because of the complexity associated with its hypothetical calculation including foreign withholding taxes and foreign tax credits. The Bank has neither plans nor the intention of disposing of investments in foreign subsidiaries and, accordingly, does not expect to record capital gains or losses, or otherwise monetize its foreign subsidiaries' undistributed earnings. Rather, the Bank will receive a return on investments in foreign subsidiaries by way of dividends.

Income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle for the fiscal years ended March 31, 2002, 2003 and 2004 was as follows:

                                    2002          2003         2004
                               -------------  ------------ ------------
                                            (in millions)
        Domestic income (loss) (Yen)(290,689) (Yen)206,956 (Yen)791,531
        Foreign income........        74,359        82,619       80,267
                               -------------  ------------ ------------
           Total.............. (Yen)(216,330) (Yen)289,575 (Yen)871,798
                               =============  ============ ============

10. PLEDGED ASSETS AND COLLATERAL

Pledged Assets

At March 31, 2004, assets mortgaged, pledged, or otherwise subject to lien were as follows:

                                              (in millions)
                                              --------------
                   Due from banks............ (Yen)       76
                   Trading account securities      2,234,751
                   Investment securities.....        826,841
                   Loans.....................      3,998,066
                   Other.....................         18,891
                                              --------------
                      Total.................. (Yen)7,078,625
                                              ==============

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

The above pledged assets are classified by type of liabilities to which they relate as follows:

                                                                         (in millions)
                                                                         --------------
Deposits................................................................ (Yen)  265,636
Call money and funds purchased..........................................        576,600
Payables under repurchase agreements and securities lending transactions      2,372,298
Other short-term borrowings and long-term debt..........................      3,853,519
Other...................................................................         10,572
                                                                         --------------
   Total................................................................ (Yen)7,078,625
                                                                         ==============

In addition, at March 31, 2004, certain investment securities, principally Japanese national government and Japanese government agency bonds, aggregating
(Yen)3,804,262 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Tokyo Bankers Association, for derivative transactions and for certain other purposes.

Under Japanese law, Japanese banks are required to maintain certain minimum reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2003 and 2004, the reserve funds maintained by the Group, which are included in Cash and Due from Banks and Interest-earning Deposits in Other Banks, were (Yen)2,408,184 million and (Yen)1,741,151 million, respectively. Average reserves during the fiscal years ended March 31, 2003 and 2004 were (Yen)1,191,727 million and (Yen)3,232,924 million, respectively.

Collateral

The Group accepts and provides financial assets as collateral for transactions, principally commercial loans, repurchase agreements and securities lending transactions, call money, and derivatives. Financial assets eligible for such collateral include, among others, marketable equity securities, trade and note receivables and certificates of deposit.

Secured parties, including creditors and counterparties to certain transactions with the Group, may sell or repledge financial assets provided as collateral. Certain contracts, however, may not be specific about the secured party's right to sell or repledge collateral under the applicable statutes and, therefore, whether or not the secured party is permitted to sell or repledge a collateral would differ depending on the interpretations of specific provisions of the existing statutes, contract or certain market practices. If the Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the Group reports such pledged financial assets separately on the face of the consolidated balance sheets. At March 31, 2004, the Group pledged (Yen)7,044 billion of collateral that may not be sold or repledged by the secured parties.

The Group accepts collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that the Group may require the customer to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability is authorized by applicable legislation. In principle, Japanese legislation permits the Group to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES a debtor's default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor's default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party's disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2004, the fair value of the collateral accepted by the Group that is permitted to be sold or repledged was approximately (Yen)9,895 billion, of which approximately
(Yen)5,128 billion was sold or repledged. The amount includes the collateral that may be repledged under the current Japanese legislation but the Group does not dispose of before counterparties' default in accordance with the customary practice within the Japanese banking industry.

11. DEPOSITS

The balances of time deposits, including certificates of deposit ("CDs"), issued in amounts of (Yen)10 million (approximately US$96 thousand at the Federal Reserve Bank of New York's noon buying rate on March 31, 2004) or more with respect to domestic deposits and issued in amounts of US$100,000 or more with respect to foreign deposits were (Yen)11,831,911 million and
(Yen)4,494,254 million, respectively, at March 31, 2003, and (Yen)10,714,657 million and (Yen)6,363,946 million, respectively, at March 31, 2004.

The maturity information at March 31, 2004 for domestic and foreign time deposits, including CDs, is summarized as follows:

                                                Domestic        Foreign
                                             --------------- --------------
                                                     (in millions)
    Due in one year or less................. (Yen)13,579,619 (Yen)8,124,899
    Due after one year through two years....       1,520,254        104,497
    Due after two years through three years.       1,510,701         38,698
    Due after three years through four years         292,612         16,482
    Due after four years through five years.         253,797         11,793
    Due after five years....................          41,221          2,683
                                             --------------- --------------
       Total................................ (Yen)17,198,204 (Yen)8,299,052
                                             =============== ==============

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

Debentures at March 31, 2003 and 2004 were comprised of the following:

                                                                                    2003         2004
                                                                                ------------ ------------
                                                                                      (in millions)
Three-year coupon debentures with interest of 0.02% to 0.06% (0.02% to 0.30% in
  2003)........................................................................ (Yen)260,880 (Yen) 76,427
Five-year coupon debentures with interest of 0.80% to 1.30% (0.80% to 1.70% in
  2003)........................................................................      375,180      189,530
                                                                                ------------ ------------
   Total....................................................................... (Yen)636,060 (Yen)265,957
                                                                                ============ ============

All debentures of (Yen)265,957 million at March 31, 2004 will mature in the fiscal year ending March 31, 2005.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

13. CALL LOANS AND FUNDS SOLD, AND CALL MONEY AND FUNDS PURCHASED

A summary of funds transactions for the fiscal years ended March 31, 2002, 2003 and 2004 was as follows:

                                                            2002                   2003                   2004
                                                   ---------------------  ---------------------  ---------------------
                                                                              (in millions)
Average balance during the fiscal year:
   Call money and funds purchased................. (Yen)       1,872,937  (Yen)       1,770,896  (Yen)       2,029,233
   Call loans and funds sold......................             1,199,028                637,078                557,638
                                                   ---------------------  ---------------------  ---------------------
Net funds purchased position...................... (Yen)         673,909  (Yen)       1,133,818  (Yen)       1,471,595
                                                   ---------------------  ---------------------  ---------------------
Call money and funds purchased:
   Outstanding at end of fiscal year:
       Amount..................................... (Yen)       2,521,520  (Yen)       2,436,308  (Yen)       2,638,298
       Principal range of maturities..............      1 day to 30 days       1 day to 30 days       1 day to 30 days
       Weighted average interest rate.............                  0.37%                  0.23%                  0.17%
   Maximum balance at any month-end during the
     fiscal year.................................. (Yen)       2,522,022  (Yen)       2,569,100  (Yen)       3,833,308
   Weighted average interest rate paid during the
     fiscal year..................................                  0.80%                  0.41%                  0.27%

Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.

14. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2003 and 2004, the Group had unused lines of credit amounting to
(Yen)2,441,994 million and (Yen)2,734,328 million, respectively. The amounts principally consist of the lines of collateralized intraday overdrafts without interest charges and collateralized overnight loans on bills at the official discount rate granted by the Bank of Japan, which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The Group may borrow from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

Other short-term borrowings at March 31, 2003 and 2004 were comprised of the following:

                                                                                 2003            2004
                                                                            --------------  --------------
                                                                                     (in millions)
Domestic offices:
   Loans on notes and acceptances transferred with recourse (rediscount)... (Yen)  753,970  (Yen)3,376,796
   Commercial paper........................................................         15,000         300,200
   Borrowings from financial institutions..................................        259,909         327,673
   Other...................................................................        221,416         150,609
                                                                            --------------  --------------
       Total domestic offices..............................................      1,250,295       4,155,278
                                                                            --------------  --------------
Foreign offices:
   Commercial paper........................................................        221,209         133,007
   Other...................................................................         71,169          91,463
                                                                            --------------  --------------
       Total foreign offices...............................................        292,378         224,470
                                                                            --------------  --------------
       Total...............................................................      1,542,673       4,379,748
Less unamortized discount..................................................             64             302
                                                                            --------------  --------------
Other short-term borrowings--net........................................... (Yen)1,542,609  (Yen)4,379,446
                                                                            ==============  ==============
Weighted average interest rate on outstanding balance at end of fiscal year           0.76%           0.13%

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

A summary of other short-term borrowing transactions for the fiscal years ended March 31, 2002, 2003 and 2004 was as follows:

                                                             2002            2003            2004
                                                        --------------  --------------  --------------
                                                                         (in millions)
Average balance outstanding during the fiscal year..... (Yen)1,513,635  (Yen)1,521,078  (Yen)2,745,530
Maximum balance at any month-end during the fiscal year      2,517,923       1,790,728       4,379,446
Weighted average interest rate during the fiscal year..           2.87%           1.74%           0.49%

Long-term debt (with original maturities of more than one year) at March 31, 2003 and 2004 was comprised of the following:

                                                                                                   2003           2004
                                                                                              -------------- --------------
                                                                                                      (in millions)
The Bank:
   Obligations under capital leases.......................................................... (Yen)   22,407 (Yen)   21,194
   Obligation under sale-and-leaseback transactions..........................................        102,208        102,795
   Unsubordinated debt:
      Insurance companies and other institutions, maturing serially through 2035,
        principally 0.25%-7.49%..............................................................        350,427        506,286
      Fixed rate bonds, payable in Japanese yen, due 2004-2022, principally 0.22%-3.00%......      1,730,000      2,002,760
   Subordinated debt:
      Fixed rate notes, payable in United States dollars, due 2010, 8.40%....................        240,250        211,267
      Fixed rate bonds, payable in Japanese yen, due 2006-2013, principally 0.55%-2.39%......        200,000        320,000
      Fixed rate borrowings, payable in Japanese yen, due 2004-2012, principally 1.69%-
        6.20%................................................................................        402,650        386,150
      Adjustable rate bonds, payable in Japanese yen, due 2011-2012, principally 0.56%-
        1.05%................................................................................         33,000         33,000
      Adjustable rate borrowings, payable in Japanese yen, due 2005-2018, principally
        0.69%-3.75%..........................................................................        202,500        176,500
      Adjustable rate borrowings, payable in Yuan, due 2006, principally 2.80%-3.96%.........             --            683
      Floating rate borrowings, payable in Japanese yen, due 2005-2010, principally
        0.06%- 0.42%.........................................................................         12,900          9,000
                                                                                              -------------- --------------
         Total...............................................................................      3,296,342      3,769,635
                                                                                              -------------- --------------
Subsidiaries:
   Unsubordinated debt:
      Insurance companies and other institutions, due 2004-2011, principally 0.32%-11.62%.... (Yen)  229,910 (Yen)  208,366
      0.25% Convertible Bonds due 2014, payable in Japanese yen..............................         51,295         50,700
      Fixed rate bonds and notes, payable in United States dollars, due 2004-2018,
        principally 2.20%-6.53%..............................................................         38,013         36,380
      Fixed rate bonds and notes, payable in Japanese yen, due 2004-2017, principally
        0.17%- 4.40%.........................................................................         98,588        107,045
      Adjustable rate bonds and notes, payable in United States dollars, due 2007-2023,
        principally 6.46%-8.44%..............................................................          8,744          8,135
      Adjustable rate bonds and notes, payable in Japanese yen, due 2007-2021,
        principally 1.34%-4.71%..............................................................         21,645         10,088
      Floating rate bonds and notes, payable in United States dollars, due 2005-2010,
        principally 1.97%-5.10%..............................................................          3,585          3,386
      Floating rate bonds and notes, payable in Japanese yen, due 2004-2023, principally
        0.13%-4.71%..........................................................................         65,865         67,386
      Floating rate notes, payable in Euro, due 2017, 4.59%..................................          1,254             --
      Obligations under capital leases and other miscellaneous debt..........................         40,217         31,002
                                                                                              -------------- --------------
         Total unsubordinated debt...........................................................        559,116        522,488
                                                                                              -------------- --------------

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

                                                                                                   2003           2004
                                                                                              -------------- --------------
                                                                                                      (in millions)
   Subordinated debt:
      Insurance companies and other institutions, due 2005-2010, principally 3.10%-3.39%.....          4,335          4,605
      Undated notes, payable in Japanese yen, principally 0.40%-4.90%........................         58,000         58,000
      Fixed rate undated notes, payable in Japanese yen, principally 1.40%-2.60%.............          9,791         38,967
      Fixed rate bonds and notes, payable in United States dollars, due 2007-2029,
        principally 5.25%-7.35%..............................................................          6,418         49,222
      Fixed rate bonds and notes, payable in Japanese yen, due 2006-2028, principally
        0.37%- 5.10%.........................................................................         79,707         79,251
      Adjustable rate undated notes, payable in United States dollars, 3.04%.................          4,796             --
      Adjustable rate undated notes, payable in Japanese yen, principally 0.77%-3.16%........        335,809        299,448
      Adjustable rate bonds and notes, payable in United States dollars, due 2009, 2.00%.....          3,556          3,166
      Adjustable rate bonds and notes, payable in Japanese yen, due 2006-2010,
        principally 0.12%-5.93%..............................................................         93,271         79,442
      Floating rate undated notes, payable in Japanese yen, principally 1.27%-1.57%..........         53,697         91,323
      Floating rate bonds and notes, payable in United States dollars, due 2006-2013,
        principally 1.98%-5.12%..............................................................          5,996          6,421
      Floating rate bonds and notes, payable in Japanese yen, due 2004-2027, principally
        0.22%-5.61%..........................................................................         50,318         40,556
      Other miscellaneous debt...............................................................          2,708          5,480
                                                                                              -------------- --------------
         Total subordinated debt.............................................................        708,402        755,881
   Mandatorily redeemable preferred securities of subsidiary grantor trust...................         43,499             --
   Junior subordinated debt payable to subsidiary grantor trust..............................             --         38,989
                                                                                              -------------- --------------
         Total...............................................................................      1,311,017      1,317,358
                                                                                              -------------- --------------
Total........................................................................................ (Yen)4,607,359 (Yen)5,086,993
                                                                                              ============== ==============

--------
Notes:
1. Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of market indices.
2. 0.25% Convertible Bonds of (Yen)50,700 million, unsubordinated debt of subsidiaries, can be convertible into common stock of Mitsubishi Securities.
3. Mandatorily redeemable preferred securities of subsidiary grantor trust and Junior subordinated debt payable to subsidiary grantor trust were issued by a wholly owned subsidiary of UNBC (see Notes 22 and 24). On February 19, 2004, they were redeemed by UNBC.

Certain unsubordinated bonds and notes (aggregating (Yen)43,680 million at March 31, 2004), and certain subordinated bonds and notes (aggregating
(Yen)678,848 million at March 31, 2004) issued by subsidiaries are guaranteed, on a subordinated basis, by the Bank or a subsidiary as to payment of principal and interest.

The Bank and certain subsidiaries entered into interest rate and currency swaps for certain debt in order to manage exposure to interest rate and currency exchange rate movements. As a result of these swap arrangements, the effective interest rates may differ from the coupon rates reflected in the above table. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2003 and 2004. Certain interest rates are determined by formulas and may be subject to certain minimum and maximum rates. Floating and adjustable rate debt agreements may provide for interest rate floors to prevent negative interest payments (i.e., receipts).

Certain debt agreements permit the Bank and some of its subsidiaries to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

The following is a summary of maturities of long-term debt subsequent to March 31, 2004:

                                                   Other
                                   The Bank     subsidiaries      Total
                                -------------- -------------- --------------
                                               (in millions)
   Fiscal year ending March 31:
      2005..................... (Yen)  474,045 (Yen)  138,472 (Yen)  612,517
      2006.....................        567,630        136,923        704,553
      2007.....................        508,059        120,407        628,466
      2008.....................        289,628         49,776        339,404
      2009.....................        369,199        116,977        486,176
      2010 and thereafter......      1,561,074        754,803      2,315,877
                                -------------- -------------- --------------
          Total................ (Yen)3,769,635 (Yen)1,317,358 (Yen)5,086,993
                                ============== ============== ==============

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

The Bank and certain domestic subsidiaries also have funded contributory defined benefit pension plans (private plans) which cover substantially all of their employees in Japan and provide for lifetime annuity payments commencing at age 65 based on eligible compensation at the time of severance, years of service and other factors. The Bank and certain domestic subsidiaries have Employees' Pension Fund plans ("EPF"s), which are defined benefit pension plans established under the Japanese Welfare Pension Insurance Law ("JWPIL"). These plans are composed of (a) substitutional portion based on the pay-related part of the old-age pension benefits prescribed by JWPIL (similar to social security benefits in the United States) and (b) a corporate portion based on a contributory defined benefit pension arrangement established at the discretion of each subsidiary. The Bank and certain domestic subsidiaries with an EPF and their employees are exempted from contributions to Japanese Pension Insurance ("JPI") that would otherwise be required if they had not elected to fund the substitutional portion of the benefit through an EPF arrangement. The EPF, in turn, pays both the corporate and substitutional pension benefits to retired beneficiaries out of its plan assets. Benefits of the substitutional portion are based on a standard remuneration schedule as determined by the JWPIL, but the benefits of the corporate portion are based on a formula determined by each employer/EPF. Pension benefits and plan assets applicable to the substitutional portion are included with the corporate portion of the Bank and certain domestic subsidiaries in the determination of net periodic costs and funded status.

In June 2001, the JWPIL was amended to permit each employer/EPF to separate the substitutional portion from its EPF and transfer the obligation and related assets to the government. The separation process occurs in several phases.

In June 2003, the Bank submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion, and the application was approved by the government

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES in August 2003. Upon that approval, the Bank began making pension insurance payments to the government and the government assumes the benefit obligations arising from future employee services. To complete the entire separation process, in August 2004, the Bank made another application for transfer of the remaining substitutional portion (benefit obligation related to past services), but the timing of the approval is not known yet. Upon the approval of the second application, the Bank will transfer to a government agency some of its plan assets and, in exchange, be released from paying the remaining substitutional portion of the benefit obligations for past employee services. The impact on the consolidated financial statements of the transfers accounted for in accordance with EITF 03-2 is not known and cannot be reasonably estimated until the completion of the transfer, as explained in Note 1 to the consolidated financial statements.

The Bank also has closed Tax-Qualified Pension Plans ("closed TQPPs"), funded non-contributory defined benefit pension plans, providing benefits to certain retired employees, excluding directors, in Japan, based on eligible compensation at the time of severance, years of service and other factors. The Bank's plan covers retired employees whose service period with the Bank was 5 years or more, and provides for lifetime or certain limited period annuity payments commencing at age 60.

Net periodic cost of the severance indemnities and pension plans, net of contributions made by employees, for the fiscal years ended March 31, 2002, 2003 and 2004 included the following components:

                                                                               2002          2003          2004
                                                                           ------------  ------------  ------------
                                                                                         (in millions)
Service cost--benefits earned during the fiscal year...................... (Yen) 16,283  (Yen) 18,368  (Yen) 17,962
Interest costs on projected benefit obligation............................       18,764        18,055        14,740
Expected return on plan assets............................................      (19,994)      (21,906)      (13,273)
Amortization of unrecognized net obligation at transition.................        2,103         1,991         1,993
Amortization of unrecognized prior service cost...........................        3,320         2,312          (795)
Amortization of net actuarial loss........................................        8,877        17,729        26,941
Loss on settlements.......................................................        4,816         5,121         4,237
                                                                           ------------  ------------  ------------
Net periodic benefit cost................................................. (Yen) 34,169  (Yen) 41,670  (Yen) 51,805
                                                                           ============  ============  ============
Weighted-average assumptions used:
   Discount rates in determining expense..................................         2.87%         2.50%         1.87%
   Discount rates in determining benefit obligation.......................         2.50          1.87          2.07
   Rates of increase in future compensation level for determining
     expense..............................................................         2.71          2.42          2.33
   Rates of increase in future compensation level for determining benefit
     obligation...........................................................         2.42          2.33          2.56
   Expected rates of return on plan assets................................         4.91          4.14          2.53

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2003 and 2004 for the plans of the Bank and certain domestic subsidiaries. The Bank and some of its domestic subsidiaries have measured plan assets and benefit obligations at December 31 each fiscal year for the purpose of financial statements. Accordingly, funded status and amounts recognized in the table below shows the combined amounts of those presented in the consolidated financial statements of these subsidiaries.

                                                                                      2003
                                                                   ------------------------------------------  -------------
                                                                    Severance                                   Severance
                                                                   indemnities                                 indemnities
                                                                    plans and                                   plans and
                                                                       non-                                        non-
                                                                   contributory   Contributory                 contributory
                                                                     pension        pension                      pension
                                                                      plans          plans          Total         plans
                                                                   ------------  -------------  -------------  ------------
                                                                                                        (in millions)
Change in benefit obligation:
  Benefit obligation at beginning of fiscal year.................. (Yen)106,810  (Yen) 616,135  (Yen) 722,945  (Yen)140,531
   Service cost...................................................        6,240         12,128         18,368         7,310
   Interest cost..................................................        3,017         15,038         18,055         2,343
   Plan participants' contributions...............................           --          2,364          2,364            --
   Amendments.....................................................       (3,447)       (44,027)       (47,474)           --
   Acquisitions...................................................       28,106             --         28,106            --
   Divestitures...................................................           --             --             --           (37)
   Actuarial loss (gain)..........................................       13,779         69,882         83,661         3,606
   Benefits paid..................................................       (1,493)       (15,511)       (17,004)       (2,953)
   Lump-sum payment...............................................      (12,481)            --        (12,481)      (11,659)
                                                                   ------------  -------------  -------------  ------------
  Benefit obligation at end of fiscal year........................      140,531        656,009        796,540       139,141
                                                                   ------------  -------------  -------------  ------------
Change in plan assets:
  Fair value of plan assets at beginning of fiscal year...........       59,184        443,136        502,320        62,703
   Actual return (negative return) on plan assets.................       (8,735)       (30,758)       (39,493)       11,124
   Acquisitions...................................................       12,248             --         12,248            --
   Divestitures...................................................           --             --             --           (24)
   Employer contributions.........................................        1,499         42,570         44,069         3,922
   Plan participants' contributions...............................           --          2,364          2,364            --
   Benefits paid..................................................       (1,493)       (15,511)       (17,004)       (2,953)
                                                                   ------------  -------------  -------------  ------------
  Fair value of plan assets at end of fiscal year.................       62,703        441,801        504,504        74,772
                                                                   ------------  -------------  -------------  ------------
  Projected benefit obligation in excess of plan assets at end of
   fiscal year....................................................      (77,828)      (214,208)      (292,036)      (64,369)
   Contributions to or benefits paid from plan assets during
    the three months ended March 31, 2003 and 2004................        5,034         10,289         15,323         3,824
   Unrecognized net actuarial loss................................       59,600        325,324        384,924        44,501
   Unrecognized prior service cost................................       (2,244)       (23,222)       (25,466)       (2,138)
   Unrecognized net (asset) obligation at transition..............       (1,082)         4,432          3,350          (381)
                                                                   ------------  -------------  -------------  ------------
    Net amount recognized......................................... (Yen)(16,520) (Yen) 102,615  (Yen)  86,095  (Yen)(18,563)
                                                                   ============  =============  =============  ============
Amounts recognized in the balance sheets:
   Prepaid pension cost........................................... (Yen)    334  (Yen)      --  (Yen)     334  (Yen)    247
   Accrued pension liability......................................      (59,345)      (181,405)      (240,750)      (47,853)
   Intangible assets..............................................        1,179          4,432          5,611           998
   Accumulated other changes in equity from nonowner
    sources.......................................................       41,312        279,588        320,900        28,045
                                                                   ------------  -------------  -------------  ------------
    Net amount recognized......................................... (Yen)(16,520) (Yen) 102,615  (Yen)  86,095  (Yen)(18,563)
                                                                   ============  =============  =============  ============

                                                                         2004
                                                                   -----------------------------




                                                                    Contributory
                                                                      pension
                                                                       plans          Total
                                                                   -------------  -------------

Change in benefit obligation:
  Benefit obligation at beginning of fiscal year.................. (Yen) 656,009  (Yen) 796,540
   Service cost...................................................        10,652         17,962
   Interest cost..................................................        12,397         14,740
   Plan participants' contributions...............................         1,864          1,864
   Amendments.....................................................            --             --
   Acquisitions...................................................            --             --
   Divestitures...................................................            --            (37)
   Actuarial loss (gain)..........................................       (17,453)       (13,847)
   Benefits paid..................................................       (17,178)       (20,131)
   Lump-sum payment...............................................            --        (11,659)
                                                                   -------------  -------------
  Benefit obligation at end of fiscal year........................       646,291        785,432
                                                                   -------------  -------------
Change in plan assets:
  Fair value of plan assets at beginning of fiscal year...........       441,801        504,504
   Actual return (negative return) on plan assets.................        41,246         52,370
   Acquisitions...................................................            --             --
   Divestitures...................................................            --            (24)
   Employer contributions.........................................        28,766         32,688
   Plan participants' contributions...............................         1,864          1,864
   Benefits paid..................................................       (17,178)       (20,131)
                                                                   -------------  -------------
  Fair value of plan assets at end of fiscal year.................       496,499        571,271
                                                                   -------------  -------------
  Projected benefit obligation in excess of plan assets at end of
   fiscal year....................................................      (149,792)      (214,161)
   Contributions to or benefits paid from plan assets during
    the three months ended March 31, 2003 and 2004................         5,134          8,958
   Unrecognized net actuarial loss................................       256,272        300,773
   Unrecognized prior service cost................................       (22,533)       (24,671)
   Unrecognized net (asset) obligation at transition..............         1,772          1,391
                                                                   -------------  -------------
    Net amount recognized......................................... (Yen)  90,853  (Yen)  72,290
                                                                   =============  =============
Amounts recognized in the balance sheets:
   Prepaid pension cost........................................... (Yen)      --  (Yen)     247
   Accrued pension liability......................................      (124,404)      (172,257)
   Intangible assets..............................................         1,772          2,770
   Accumulated other changes in equity from nonowner
    sources.......................................................       213,485        241,530
                                                                   -------------  -------------
    Net amount recognized......................................... (Yen)  90,853  (Yen)  72,290
                                                                   =============  =============

--------
Note:The aggregated accumulated benefit obligations of these plans were
     (Yen)760,577 million and (Yen)752,486 million, respectively, as of March 31, 2003 and 2004. The Bank and certain domestic subsidiaries have no plans with assets in excess of accumulated benefit obligations. The severance indemnities plans generally employ a multi-variable, non-linear formula based upon compensation at the time of severance, rank and years of service. Employees with service in excess of one year are qualified to receive lump-sum severance indemnities.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Asset allocation

The Bank's contributory pension plan asset allocations at December 31, 2002 and 2003, by asset category were as follows:

                                                             Contributory Pension
                                                             Plan Assets at
                                                              December 31,
                                                             -------------------
                                                              2002       2003
                                                              ------     ------
                       Asset Category
                       --------------
      EPF assets............................................  89.66%     88.90%
        Fund for corporate portion..........................  89.66      68.98
          Japanese equity securities........................  20.39      18.51
          Japanese debt securities..........................  26.12      27.71
          General account of life insurance companies *.....  26.62      11.12
          Non-Japanese equity securities....................   8.26       5.92
          Non-Japanese debt securities......................   7.04       5.48
          Short-term assets.................................   1.23       0.24
        Fund for substitutional portion.....................     --      19.92
          Japanese short-term monetary assets **............     --       6.06
          General account of life insurance companies *.....     --      13.86
      Assets retained in employee retirement benefit trust..  10.34      11.10
          Japanese equity securities........................  10.34      11.10
                                                              ------     ------
                                                             100.00%    100.00%
                                                              ======     ======

Japanese equity securities include MTFG and the Group's common stock in the amounts of (Yen)1,047 million (0.24% of contributory pension plan assets) and
(Yen)1,330 million (0.27% of contributory pension plan assets) at December 31, 2002 and 2003, respectively.

Japanese debt securities include the Group's debt securities in the amounts of
(Yen)274 million (0.06% of contributory pension plan assets) and (Yen)617 million (0.12% of contributory pension plan assets) at December 31, 2002 and 2003, respectively.

The contributory pension plan assets consisted of EPF and an employee retirement benefit trust. The Bank is in the process of transferring to the Japanese Government the substitutional portion of EPF liabilities, and the assets will be delivered to the Employees' Pension Insurance when the transfer procedure is completed. Therefore, the EPF assets are separated into a fund for the corporate portion (hereafter called "fund for the corporate portion"), and a fund for the substitutional portion of EPF (hereafter called "fund for the substitutional portion").
--------
Notes:
* "General account of life insurance companies" is a contract with life insurance companies that guarantees a return of approximately 0.75% (from April 2003 to March 2004), which is mainly invested in assets with low market risk such as Japanese debt securities. In terms of pension plan asset allocation, the Bank regards the general account in the same category as Japanese debt securities, because it is generally believed that there is a high degree of correlation between their performances. The Bank carefully monitors life insurance companies by credit rating and other assessments.
** Includes bank deposit for benefit payments at December 31, 2003.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

The asset allocations of the Bank and certain domestic subsidiaries in severance indemnities plans and non-contributory pension plans are as follows.

                                         Asset ratio at
                        Asset category    December 31,
                        --------------   --------------
                                          2002    2003
                                         ------  ------
                       Equity securities  71.03%  74.23%
                       Debt securities..  21.42   18.26
                       Others...........   7.55    7.51
                                         ------  ------
                          Total......... 100.00% 100.00%
                                         ======  ======

--------
Note:The Bank's severance indemnities plan assets are an employee retirement benefit trust invested in Japanese equity securities.

Investment policies

The Bank's target asset allocation for funds for the corporate portion in contributory pension plans, which is the EPF funds not including the funds for the substitutional portion, is as follows:

                                                Asset ratio at
                                                 December 31,
                         Asset category                2003
                         --------------         --------------
                 Japanese equity securities....      25.3%
                 Japanese debt securities......      57.1
                 Non-Japanese equity securities      10.2
                 Non-Japanese debt securities..       7.4
                                                    -----
                    Total......................     100.0%
                                                    =====

The Bank regards that the purpose of contributory pension plan investments is to achieve assured benefits and stable contributions through proper risk control and return maximization. The Bank attaches a great deal of importance to the long-term performance of its contributory pension plan investments to achieve assured benefits. The Bank fixes the long-term asset allocation, which will be maintained for approximately five years, for efficient long-term investment return. The long-term asset allocation is based on optimal portfolios, which are estimated by expected return and risk according to each asset class, while considering the Bank's risk tolerance.

The Bank invests the fund for the substitutional portion in assets with high liquidity and low market risk, because these assets will be delivered to the Employees' Pension Insurance when the refund procedure is completed. As a general rule, the Bank reviews its investment policies approximately every five years. Additionally, a review is made in the following situations: large fluctuations in pension plan liabilities caused by modifications of pension plans, or changes in the market environment. The Bank carefully examines investment in alternative assets, such as derivatives or hedge funds, while considering the Bank's investment administration structure. The Bank controls risk on its pension plan portfolio by standard deviation analysis. Additionally, the Bank requires and checks that investment companies tracks errors in each asset class within a designated range.

The bank regards that the purpose of employee retirement benefit trust investment is to achieve assured benefits by contribution of assets to the trust. Employee retirement benefit trust assets are invested in Japanese equity securities. This asset allocation will be held for the mid-term, but it is undecided whether it will be held in the long term.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

The Bank's severance indemnities plan consists of an employee retirement benefit trust. The trust's purpose and basic policy is described above. The Bank's TQPPs has closed and there are no more new beneficiaries. Therefore, to achieve assured benefit, the fund is invested in assets with low market risk.

Basis and procedure for estimating long-term return of each asset class

The expected long-term return on the fund for the corporate portion of the contributory pension plan is 3.7% for each asset class. The expected rate of return for each asset class is based on long-term prospects for the economy, historical performance, market environment, and some other factors. The expected rate of return on the fund for the substitutional portion of the contributory pension plan is estimated as 0.6% based on historical performance.

The expected rate of return on the employee retirement benefit trust is estimated as 1.0% based on the expected dividend yield on Japanese equity securities. Expected capital return is not taken into account, because the long-term asset allocation is undecided.

The Bank's severance indemnities plan consists of an employee retirement benefit trust. The trust's expected return is as described above.

Expected rate of return on closed TQPPs is estimated as 2.73% based on the performance over the last three fiscal years.

Cash flows

The Bank and certain domestic subsidiaries expect to contribute approximately
(Yen)21 billion to pension plans in the fiscal year ending March 31, 2005 based upon their current funded status and expected asset return assumptions.

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

In accordance with the Bank's and certain domestic subsidiaries' employment practices, certain early-terminated employees are entitled to special lump-sum termination benefits. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2002, 2003 and 2004 were (Yen)7,818 million, (Yen)11,035 million and (Yen)8,902 million, respectively.

In accordance with amendments to the relevant welfare pension legislation, the Bank amended its contributory defined benefit pension plans to change the age of commencement of lifetime annuity payments from 60 to 65 in January 2002, which was reflected in the consolidated financial statements for the fiscal year ended March 31, 2003 because of the Bank's measurement date of December 31, 2001. Furthermore, in November 2002, the Bank amended its pension plan to reduce employee pension benefits by amounts ranging from 7% to 20%, which will be payable to employees who retire on or after April 1, 2003. The effect of the negative amendments was a decrease in (Yen)44,027 million of the projected benefit obligation. Mitsubishi Securities, one of the Bank's securities subsidiaries, amended its pension plan to change the lifetime annuity payments to limited period annuity payments. The amendment resulted in a decrease of
(Yen)3,447 million of the projected benefit obligation.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

During the fiscal year ended March 31, 2002, the Bank entered into a retirement benefit trust agreement with a domestic trust bank and contributed marketable equity securities at fair value of (Yen)122,231 million to the trusts designated to pay benefits for the severance indemnities plan and the contributory pension plan. The contributions were accounted for as sales with an aggregate gain of (Yen)16,636 million recognized for the fiscal year then ended. Such contributions were accounted for as sales because the transfer met the sale accounting criteria of SFAS No. 140, and the securities placed into the trust were qualified as plan assets as defined by SFAS No. 87.

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

Foreign Offices and Subsidiaries

Foreign offices and subsidiaries also have defined contribution plans and/or defined benefit plans. The cost of such plans charged to operations for the fiscal years ended March 31, 2002, 2003 and 2004 were (Yen)5,422 million,
(Yen)6,812 million and (Yen)7,728 million, respectively, including (Yen)2,412 million, (Yen)3,255 million and (Yen)3,404 million, respectively, for defined contribution plans.

Foreign offices and subsidiaries have postemployment and/or postretirement plans for eligible employees and retirees. The costs charged to operations for the fiscal years ended March 31, 2002, 2003 and 2004 were (Yen)1,357 million,
(Yen)1,906 million and (Yen)3,115 million, respectively.

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

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

The net periodic cost of the employees' retirement and other benefit plans of certain offices and subsidiaries in the United States of America for the fiscal years ended March 31, 2002, 2003 and 2004 include the following components:

                                                                               2002         2003         2004
                                                                           -----------  -----------  -----------
                                                                                       (in millions)
Service cost--benefits earned during the fiscal year...................... (Yen) 3,521  (Yen) 4,492  (Yen) 5,060
Interest costs on projected benefit obligation............................       6,317        7,550        7,567
Expected return on plan assets............................................      (7,462)      (9,167)      (9,769)
Amortization of unrecognized net obligation at transition.................         233          455          307
Amortization of unrecognized prior service cost...........................         (30)         (31)         (89)
Amortization of net actuarial loss........................................         378          722        1,866
                                                                           -----------  -----------  -----------
Net periodic benefit cost................................................. (Yen) 2,957  (Yen) 4,021  (Yen) 4,942
                                                                           ===========  ===========  ===========
Weighted-average assumptions used:
   Discount rates in determining expense..................................        7.53%        7.30%        6.79%
   Discount rates in determining benefit obligation.......................        7.30         6.79         6.23
   Rates of increase in future compensation level for determining expense.        5.00         4.89         4.90
   Rates of increase in future compensation level for determining benefit
     obligation...........................................................        4.89         4.90         5.03
   Expected rates of return on plan assets................................        8.30         8.35         8.24

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

The following table sets forth the funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2003 and 2004 for the employees' retirement and other benefit plans of certain offices and subsidiaries in the United States of America:

                                                                                    2003          2004
                                                                                ------------  ------------
                                                                                       (in millions)
Change in benefit obligation:
   Benefit obligation at beginning of fiscal year.............................. (Yen)107,916  (Yen)119,451
       Service cost............................................................        4,492         5,060
       Interest cost...........................................................        7,550         7,567
       Plan participants' contributions........................................          202           228
       Amendments..............................................................       (1,071)         (682)
       Actuarial loss..........................................................       15,836         7,774
       Benefits paid...........................................................       (4,678)       (4,983)
       Translation adjustments.................................................      (10,796)      (13,963)
                                                                                ------------  ------------
   Benefit obligation at end of fiscal year....................................      119,451       120,452
                                                                                ------------  ------------
Change in plan assets:
   Fair value of plan assets at beginning of fiscal year.......................       94,787        96,448
       Actual return (negative return) on plan assets..........................       (9,015)       21,741
       Employer contribution...................................................       24,154        14,755
       Plan participants' contributions........................................          202           228
       Benefits paid...........................................................       (4,577)       (4,925)
       Translation adjustments.................................................       (9,103)      (12,764)
                                                                                ------------  ------------
   Fair value of plan assets at end of fiscal year.............................       96,448       115,483
                                                                                ------------  ------------
   Projected benefit obligation in excess of plan assets at end of fiscal year.      (23,003)       (4,969)
       Unrecognized net actuarial loss.........................................       47,866        36,826
       Unrecognized prior service cost.........................................          156          (412)
       Unrecognized net obligation at transition...............................        3,343         2,599
                                                                                ------------  ------------
          Net amount recognized................................................ (Yen) 28,362  (Yen) 34,044
                                                                                ============  ============
Amounts recognized in the balance sheets:
       Prepaid pension cost.................................................... (Yen) 30,645  (Yen) 37,147
       Accrued pension liability...............................................       (3,375)       (3,559)
       Intangible assets.......................................................           15             6
       Accumulated other changes in equity from nonowner sources...............        1,077           450
                                                                                ------------  ------------
          Net amount recognized................................................ (Yen) 28,362  (Yen) 34,044
                                                                                ============  ============

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

16. OTHER ASSETS AND LIABILITIES

Major components of other assets and liabilities at March 31, 2003 and 2004 were as follows:

                                                                                        2003           2004
                                                                                   -------------- --------------
                                                                                           (in millions)
Other assets:
   Accounts receivable:
       Receivables from brokers, dealers and customers for securities transactions............................................................. (Yen)  435,378 (Yen)  260,701
       Other......................................................................        218,121        236,649
   Investments in affiliated companies............................................         26,508         47,099
   Other real estate owned, net...................................................          7,337          3,577
   Non-interest-earning deposits with the Special Fund and the New Fund
     (See Note 5).................................................................         79,528         82,104
   Other..........................................................................        754,082      1,061,752
                                                                                   -------------- --------------
          Total................................................................... (Yen)1,520,954 (Yen)1,691,882
                                                                                   ============== ==============
Other liabilities:
   Accounts payable:
       Payables to brokers, dealers and customers for securities transactions..... (Yen)  698,448 (Yen)  665,900
       Other......................................................................        454,093        423,254
   Deferred tax liabilities.......................................................         61,578         58,431
   Allowance for off-balance-sheet credit instruments.............................         68,854         97,039
   Accrued pension liability......................................................        249,661        186,331
   Minority interest..............................................................        347,987        372,346
   Accrued and other liabilities..................................................        514,643        576,662
   Guarantees and indemnifications................................................         16,133         20,005
                                                                                   -------------- --------------
          Total................................................................... (Yen)2,411,397 (Yen)2,399,968
                                                                                   ============== ==============

At March 31, 2003 and 2004, the valuation allowance to write down the carrying amounts of other real estate owned to their estimated fair value less estimated cost to sell was (Yen)4,923 million and (Yen)499 million, respectively. The valuation allowance decreased by (Yen)24,158 million, (Yen)5,122 million and
(Yen)4,424 million, respectively, during the fiscal years ended March 31, 2002, 2003 and 2004.

Investments in affiliated companies, which are accounted for using the equity method, include marketable equity securities carried at (Yen)6,697 million and
(Yen)7,341 million, respectively, at March 31, 2003 and 2004. Corresponding aggregated market values were (Yen)11,834 million and (Yen)27,987 million, respectively.

17. PREFERRED STOCK

By the Articles of Incorporation, the Bank is authorized to issue 100,000,000 shares of Preferred Stock without par value.

Preferred Stock is non-voting and have equal preference with Bank's common stock for the payment of dividends and the distribution of assets in the event of a liquidation or dissolution of the Bank. This is non-cumulative and non-participating with respect to dividend payments. Shareholder of Preferred Stock receives a liquidation distribution at (Yen)3,000 per share, and does not have the right to participate in any further liquidation distributions.

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

18. COMMON STOCK AND CAPITAL SURPLUS

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2002, 2003 and 2004 were as follows:

                                               2002      2003      2004
                                             --------- --------- ---------
                                               (in thousands of shares)
      Balance at beginning of fiscal year... 4,675,456 4,675,456 5,019,470
      Issuance of new shares of common stock        --   344,014        --
                                             --------- --------- ---------
      Balance at end of fiscal year......... 4,675,456 5,019,470 5,019,470
                                             ========= ========= =========

Under the Code, issuances of common stock, including conversions of bonds and notes, are required to be credited to the common stock account for at least 50% of the proceeds and to the legal capital surplus account ("legal capital surplus") for the remaining amounts.

The Code permits Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a "stock split," as defined in the Code (see
Note 1). Also, the Code prior to April 1, 1991 permitted Japanese companies to issue free share distributions. The Bank from time to time made free share distributions. These free distributions usually were from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders' record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such United States accounting practice to the cumulative free distributions made by the Bank at March 31, 2004, would have increased capital accounts by (Yen)1,748,080 million with a corresponding decrease in unappropriated retained earnings.

The Code permits, upon approval of the Board of Directors, the transfer of amounts from the legal capital surplus to the capital stock account.

The Code, as amended effective on October 1, 2001 (the "Code Amendments") permits Japanese companies to effect purchases of their own shares pursuant to a resolution by the shareholders at an annual general meeting until the conclusion of the following ordinary general meeting of shareholders, and to hold such shares as its treasury shares indefinitely regardless of purpose. However, the Code requires the amount of treasury stock purchased be within the amount of retained earnings available for dividends. Disposition of treasury stock is subject to the approval of the Board of Directors and is to follow the procedures similar to a public offering of shares for subscription. Prior to the amendment, in principle, reacquisition of treasury shares was prohibited with the exception of reacquisition for retirement and certain limited purposes, as specified by the Code. Any treasury shares were required to be disposed of in the near term.

Parent Company Shares Held by the Group

At March 31, 2004, the Group owned shares of common stock of MTFG. Such shares are included in parent company's stock in the accompanying consolidated balance sheets and deducted from shareholder's equity. For the fiscal year ended March 31, 2003, the MTFG shares held by the Bank were written down for tax purposes. The tax consequence of such write-down was treated as a capital transaction and credited to capital surplus.

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

Under the Banking Law Amendments

Effective October 1, 2001, under the Banking Law Amendments, Japanese banks, including the Bank, are permitted, pursuant to a resolution by the shareholders at a general meeting, to make legal reserve set aside as

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES appropriation of retained earnings and legal capital surplus available for dividends until the aggregate amount of the legal reserve and legal capital surplus equals 100% of stated capital as defined in the Code.

The Code permits the transfer, upon approval of the shareholders, of a portion of unappropriated retained earnings available for dividends to stated capital as defined in the Code.

Unappropriated Retained Earnings and Dividends

Under the Code, the amount available for dividends is based on the amount recorded in the Bank's general books of account maintained in accordance with accounting principles generally accepted in Japan ("Japanese GAAP"). The adjustments included in the accompanying consolidated financial statements but not recorded in the Bank's general books of account as explained in Note 1 have no effect on the determination of retained earnings available for dividends under the Code. In addition to the provision that requires an appropriation for legal reserve as described above, the Code and the Banking Law impose certain limitations on the amount available for dividends. Under the Banking Law, the Bank has to meet the minimum capital adequacy requirements and distributions of retained earnings of the Bank, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum 4.0% Tier I capital for capital adequacy purpose.

None of the retained earnings recorded in the Bank's general books of account, prepared in accordance with Japanese GAAP, as of March 31, 2004 ((Yen)768,093 million, exclusive of the amounts to be appropriated for legal reserves and gross unrealized gains on fair valuation of assets, as defined, if any), is restricted by such limitations under the Code or by the Banking Law as described above.

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

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Under the capital adequacy guidelines applicable to a Japanese banking institution with international operations conducted by foreign offices, the minimum target capital ratio of 8.0% is required. The capital adequacy guidelines adopt the approach of risk-weighted capital measure based on the framework developed and proposed by the Basel Committee on Banking Supervision of the Bank for International Settlements and involve quantitative credit measures of the assets and certain off-balance-sheet items as calculated under accounting principles generally accepted in Japan. Also, a banking institution engaged in certain qualified trading activities, as defined, is required to calculate an additional capital charge for market risk using either the institution's own internal risk measurement model or a standardized process proposed and defined by the Bank for International Settlements. Capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. Tier I generally consists of shareholders' equity (including common stock, preferred stock, capital surplus, minority interests and retained earnings) less any recorded goodwill. Tier II generally consists of general reserves for credit losses up to 1.25% of risk-weighted assets, 45% of the unrealized gains on investment securities available for sale, 45% of the land revaluation excess, the balance of perpetual subordinated debt and the balance of subordinated term debt with an original maturity of over five years subject to some limitations, up to 50% of Tier I capital. Preferred stocks are includable in Tier I capital unless the preferred stocks have a fixed maturity, in which case, such preferred stocks will be components of Tier II capital. Tier III capital generally consists of short-term subordinated debt with an original maturity of at least two years, subject to certain limitations. At least 50% of the minimum capital requirements must be maintained in the form of Tier I capital.

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

                                                                            For capital adequacy
                                                             Actual            purposes
                                                      --------------------  -------------------
                                                          Amount     Ratio   Amount      Ratio
                                                      -------------- -----   ---------   -----
                                                        (in millions except percentages)
Consolidated:
   At March 31, 2003:
       Total capital (to risk-weighted assets):...... (Yen)4,687,703 10.43% 3,592,242    8.00%
       Tier I capital (to risk-weighted assets):.....      2,400,251  5.34  1,796,121    4.00
   At March 31, 2004:
       Total capital (to risk-weighted assets):...... (Yen)5,279,586 11.97% 3,527,511    8.00%
       Tier I capital (to risk-weighted assets):.....      2,876,007  6.52  1,763,756    4.00
Stand-alone:
   At March 31, 2003:
       Total capital (to risk-weighted assets):...... (Yen)3,979,265 10.24% 3,107,780    8.00%
       Tier I capital (to risk-weighted assets):.....      1,991,981  5.12  1,553,890    4.00
   At March 31, 2004:
       Total capital (to risk-weighted assets):...... (Yen)4,677,718 12.18% 3,070,027    8.00%
       Tier I capital (to risk-weighted assets):.....      2,437,541  6.35  1,535,014    4.00

The Bank has securities subsidiaries in Japan and overseas, which are also subject to regulatory capital requirements. In Japan, the Securities and Exchange Law and related ordinance require securities firms to maintain a minimum capital ratio of 120% calculated as a percentage of capital accounts less certain fixed assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operations risks. Specific guidelines are issued as a ministerial ordinance which details the definition of essential components of the capital ratios, including capital, deductible fixed asset items and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of 100% or less may lead to a suspension of all or part of the business for a period of time and cancellation of a license. Overseas securities subsidiaries are subject to the relevant regulatory capital requirements of the countries or jurisdictions in which they operate.

Management believes, as of March 31, 2004, that the Bank and other regulated securities subsidiaries meet all capital adequacy requirements to which they are subject.

United States of America

In the United States of America, UnionBanCal Corporation ("UNBC") and its banking subsidiary Union Bank of California, N.A. ("UBOC"), the Bank's largest subsidiaries operating outside Japan, are subject to various regulatory capital requirements administered by U.S. Federal banking agencies, including minimum capital requirements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, UNBC and UBOC must meet specific capital guidelines that involve quantitative measures of UNBC's and UBOC's assets, liabilities, and certain off-balance-sheet items as calculated under U.S. regulatory accounting practices. UNBC's and UBOC's capital amounts and UBOC's prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

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

UNBC's and the UBOC's actual capital amounts and ratios are presented as follows:

                                                                         For capital
                                                            Actual       adequacy purposes
                                                         ------------    ----------------
                                                         Amount   Ratio  Amount    Ratio
                                                         ------   -----  ------    -----
                                                         (in millions, except percentages)
UNBC:
   At December 31, 2002:
       Total capital (to risk-weighted assets).......... $4,241   12.93% $2,625    8.00%
       Tier I capital (to risk-weighted assets).........  3,667   11.18   1,312    4.00
       Tier I capital (to quarterly average assets).....  3,667    9.75   1,504    4.00
   At December 31, 2003:
       Total capital (to risk-weighted assets).......... $4,684   14.14% $2,651    8.00%
       Tier I capital (to risk-weighted assets).........  3,748   11.31   1,325    4.00
       Tier I capital (to quarterly average assets).....  3,748    9.03   1,660    4.00

                                                                                      Ratios OCC
                                                                   For capital       requires to be
                                                        Actual     adequacy purposes "well capitalized"
                                                     ------------  ----------------  -----------------
                                                     Amount Ratio  Amount    Ratio   Amount    Ratio
                                                     ------ -----  ------    -----   ------    -----
                                                        (in millions, except percentages)
UBOC:
   At December 31, 2002:
       Total capital (to risk-weighted assets)...... $3,819 11.87% $2,573    8.00%   $3,216    10.00%
       Tier I capital (to risk-weighted assets).....  3,335 10.37   1,286    4.00     1,930     6.00
       Tier I capital (to quarterly average
         assets)....................................  3,335  9.01   1,481    4.00     1,851     5.00
   At December 31, 2003:
       Total capital (to risk-weighted assets)...... $3,863 11.88% $2,602    8.00%   $3,253    10.00%
       Tier I capital (to risk-weighted assets).....  3,396 10.44   1,301    4.00     1,952     6.00
       Tier I capital (to quarterly average
         assets)....................................  3,396  8.30   1,637    4.00     2,046     5.00

Management believes, as of December 31, 2003, that UNBC and UBOC met all capital adequacy requirements to which they are subject.

As of December 31, 2002 and 2003, the most recent notification from the U.S. Office of the Comptroller of the Currency ("OCC") categorized UBOC as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," UBOC must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed UBOC's category.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

21. EARNINGS (LOSS) PER COMMON SHARE

Reconciliations of net income (loss) and weighted average number of common shares outstanding used for the computation of basic earnings (loss) per common share to the adjusted amounts for the computation of diluted earnings (loss) per common share for the fiscal years ended March 31, 2002, 2003 and 2004 were as follows:

                                                                            2002            2003            2004
                                                                       --------------  --------------  --------------
                                                                                        (in millions)
Income (Numerator):
Income (loss) from continuing operations before cumulative effect of a change in accounting principle...................................... (Yen) (139,773) (Yen)  239,140  (Yen)  538,186
Income (loss) from discontinued operations............................          1,235          10,370            (585)
Cumulative effect of a change in accounting principle.................          5,867            (532)             --
                                                                       --------------  --------------  --------------
Net income (loss).....................................................       (132,671)        248,978         537,601
Income allocable to a preferred shareholder...........................         (6,716)         (3,358)        (10,073)
                                                                       --------------  --------------  --------------
Income (loss) available to a common shareholder.......................       (139,387)        245,620         527,528
                                                                       --------------  --------------  --------------
Effect of dilutive securities:
3% Exchangeable Guaranteed Notes redeemed on November 30,
  2002................................................................             --         (10,997)             --
Convertible debt--Mitsubishi Securities...............................             --              --            (877)
Stock option--Mitsubishi Securities...................................             --              --              (7)
Stock option--UnionBanCal Corporation.................................             --              --            (554)
                                                                       --------------  --------------  --------------
Income (loss) available to a common shareholder and assumed
  conversions......................................................... (Yen) (139,387) (Yen)  234,623  (Yen)  526,090
                                                                       ==============  ==============  ==============

                                                                            2002            2003            2004
                                                                       --------------  --------------  --------------
                                                                                    (thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding............................      4,675,454       4,679,226       5,019,470
Effect of dilutive securities :
3% Exchangeable Guaranteed Notes redeemed on November 30,
  2002................................................................             --          98,133              --
                                                                       --------------  --------------  --------------
Weighted average common shares for diluted computation................      4,675,454       4,777,359       5,019,470
                                                                       ==============  ==============  ==============

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

                                                                                    2002        2003         2004
                                                                                -----------  ----------  -----------
                                                                                              (in yen)
Amounts per share:
Basic earnings (loss) per common share:
   Income (loss) from continuing operations available to a common shareholder before cumulative effect of a change in accounting principle.............. (Yen)(31.33) (Yen)50.39  (Yen)105.22
   Income (loss) from discontinued operations..................................        0.26        2.22        (0.12)
                                                                                -----------  ----------  -----------
   Income (loss) available to a common shareholder before cumulative effect of
     a change in accounting principle..........................................      (31.07)      52.61       105.10
   Cumulative effect of a change in accounting principle.......................        1.25       (0.12)          --
                                                                                -----------  ----------  -----------
   Net income (loss) available to a common shareholder......................... (Yen)(29.82) (Yen)52.49  (Yen)105.10
                                                                                ===========  ==========  ===========
Diluted earnings (loss) per common share:
   Income (loss) from continuing operations available to a common shareholder before cumulative effect of a change in accounting principle.............. (Yen)(31.33) (Yen)47.05  (Yen)104.93
   Income (loss) from discontinued operations..................................        0.26        2.17        (0.12)
                                                                                -----------  ----------  -----------
   Income (loss) available to a common shareholder before cumulative effect of
     a change in accounting principle..........................................      (31.07)      49.22       104.81
   Cumulative effect of a change in accounting principle.......................        1.25       (0.11)          --
                                                                                -----------  ----------  -----------
   Net income (loss) available to a common shareholder......................... (Yen)(29.82) (Yen)49.11  (Yen)104.81
                                                                                ===========  ==========  ===========

For the fiscal year ended March 31, 2002, 3% Exchangeable Guaranteed Notes due 2002 could have potentially diluted earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects. For the fiscal year ended March 31, 2003, 3% Exchangeable Guaranteed Notes due 2002 that had been redeemed in November 2002 were included in the computation of diluted earnings per common share. For the fiscal year ended March 31, 2004, convertible securities and stock options issued by the subsidiaries that could potentially dilute earnings per common share in the future were included in the computation of earnings per common share. The convertible securities are 1 1/4% Convertible Bonds due 2013 and 1/4% Convertible Bonds due 2014 issued by Mitsubishi Securities. The stock options are based on the stock-based compensation plans of Mitsubishi Securities and UNBC.

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

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

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

The Group enters into interest rate swaps and other contracts as part of its interest rate risk management strategy primarily to alter the interest rate sensitivity of its loans, investment securities and deposit liabilities. The Group's principal objectives in risk management include asset and liability management. Asset and liability management is viewed as one of the methods for the Group to manage its interest rate exposures on interest-bearing assets and liabilities. Interest rate contracts, which are generally non-leveraged generic interest rate and basis swaps, options and futures, allow the Group to effectively manage its interest rate risk position. Option contracts primarily consist of caps, floors, swaptions and options on index futures. Futures contracts used for asset and liability management activities are primarily index futures providing for cash payments based upon the movement of an underlying rate index. The Group enters into forward exchange contracts, currency swaps and other contracts in response to currency exposures resulting from on-balance-sheet assets and liabilities denominated in foreign currencies in order to limit the net foreign exchange position by currency to an appropriate level.

The risk management activities reduce the Group's risk exposures economically, however, derivatives used for the risk management activities often fail to meet certain conditions to qualify for hedge accounting and the Group accounts for such derivatives as trading positions.

For the fiscal years ended March 31, 2003 and 2004, except for derivative transactions conducted by certain foreign subsidiaries, the Group accounts for derivatives held for risk management purposes as trading positions and measured them at fair value.

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

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

UnionBanCal Corporation ("UNBC")

Derivative positions are integral components of the UNBC's designated asset and liability management activities. UNBC uses interest rate derivatives to manage the sensitivity of the UNBC's net interest income to changes in interest rates. These instruments are used to manage interest rate risk relating to specified groups of assets and liabilities, primarily LIBOR-based commercial loans, certificates of deposit, trust notes, medium-term notes and subordinated debt.

Cash Flow Hedges--Hedging Strategies for Variable Rate Loans and Certificates of Deposit

UNBC engages in several types of cash flow hedging strategies for which the hedged transactions are forecasted future loan interest payments, and the hedged risk is the variability in those payments due to changes in the designated benchmark rate, e.g., US dollar LIBOR. In these strategies, the hedging instruments are matched with groups of variable rate loans such that the tenor of the variable rate loans and that of the hedging instrument is identical. Cash flow hedging strategies include the utilization of purchased floor, cap, corridor options and interest rate swaps. At December 31, 2003, the weighted average life of these cash flow hedges is approximately 1.5 years.

UNBC uses purchased interest rate floors to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Payments received under the floor contract offset the decline in loan interest income caused by the relevant LIBOR index falling below the floor's strike rate.

UNBC uses interest rate floor corridors to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Net payments to be received under the floor corridor contracts offset the decline in loan interest income caused by the relevant LIBOR index falling below the corridor's upper strike rate, but only to the extent the index falls to the lower strike rate. The corridor will not provide protection from declines in the relevant LIBOR index to the extent it falls below the corridor's lower strike rate.

UNBC uses interest rate collars to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Net payments to be received under the collar contracts offset the decline in loan interest income caused by the relevant LIBOR index falling below the collar's strike rate while net payments to be paid will reduce the increase in loan interest income caused by the LIBOR index rising above the collar's cap strike rate.

UNBC uses interest rate swaps to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Payments to be received (or paid) under the swap contracts will offset the fluctuations in loan interest income caused by changes in the relevant LIBOR index. As such, these instruments hedge all fluctuations in the loans' interest income caused by changes in the relevant LIBOR index.

UNBC uses purchased interest rate caps to hedge the variable interest cash flows associated with the forecasted issuance and rollover of short-term, fixed rate negotiable certificates of deposit (CD). In these hedging relationships, UNBC hedges the LIBOR component of the CD rates, which is either 3-month LIBOR or 6-month LIBOR, based on the CDs' original term to maturity, which reflects their repricing frequency. Net payments to be received under the cap contract offset the increase in interest expense caused by the relevant LIBOR index rising above the cap's strike rate.

UNBC uses interest rate cap corridors to hedge the variable cash flows associated with the forecasted issuance and roll-over of short-term, fixed rate, negotiable CDs. In these hedging relationships, UNBC hedges the LIBOR component of the CD rates, either 1-month LIBOR, 3-month LIBOR, or 6-month LIBOR, based on the original

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES term to maturity of the CDs, which reflects their repricing frequency. Net payments to be received under the cap corridor contracts offset the increase in deposit interest expense caused by the relevant LIBOR index rising above the corridor's lower strike rate, but only to the extent the index rises to the upper strike rate. The corridor will not provide protection from increases in the relevant LIBOR index to the extent it rises above the corridor's upper strike rate.

Hedging transactions are structured at inception so that the notional amounts of the hedge are matched with an equal principal amount of loans or CDs, the index and repricing frequencies of the hedge matches those of the loans or CDs, and the period in which the designated hedged cash flows occurs is equal to the term of the hedge. As such, most of the ineffectiveness in the hedging relationship results from the mismatch between the timing of reset dates on the hedge versus those of the loans or CDs. In 2003, UNBC recognized a net gain of $0.5 million due to ineffectiveness, which is recognized in Non-interest expense, compared to a net gain of $0.4 million in 2002.

For cash flow hedges, based upon amounts included in accumulated other comprehensive income at March 31, 2004, the Group expects to include approximately (Yen)2.7 billion in net interest income for the fiscal year ending March 31, 2005. This amount could differ from amounts actually realized due to changes in interest rates and the addition of other hedges subsequent to March 31, 2004.

Fair Value Hedges--Hedging Strategy for Mandatorily Redeemable Preferred Securities of Subsidiary Grantor Trust

UNBC engages in an interest rate hedging strategy in which an interest rate swap is associated with a specific interest bearing liability, Mandatorily Redeemable Preferred Securities of Subsidiary Grantor Trust ("Trust Preferred Securities"), in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, US dollar LIBOR. Fair value hedging transactions are structured at inception so that the notional amounts of the swap match an associated principal amount of the Trust Preferred Securities. The interest payment dates, the expiration date, and the embedded call option of the swap match those of the Trust Preferred Securities. The ineffectiveness on the fair value hedges during 2003 was a net loss of $0.1 million, compared to a net gain of $0.6 million in 2002.

23. OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE-SHEET INSTRUMENTS

Obligations under Guarantees

The Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, liquidity facilities, other off-balance-sheet credit-related supports and similar instruments, in order to meet the customers' financial and business needs. The table below summarizes the contractual or notional amounts with regard to obligations under guarantees and similar arrangements at March 31, 2003 and 2004. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate such maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

The Group mitigates credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real properties based on management's credit assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the borrower fails to fulfill its obligations. The following table includes unfunded commitments of
(Yen)76.7 billion and (Yen)116.3 billion, respectively, at March 31, 2003 and 2004, which are participated out to third parties. Contractual or notional amounts summarized in the following table may not necessarily bear any direct relationship to the future actual credit exposure, primarily because of those risk management techniques.

                                                     Maximum
                                                   potential/                Amount by expiration period
                                                   Contractual -------------------------------------------------------
                                                   or Notional  Less than     1-2        2-3        3-5       Over 5
At March 31, 2003                                    amount      1 year      years      years      years      years
-----------------                                  ----------- ----------- ---------- ---------- ---------- ----------
                                                                              (in billions)
Standby letters of credit and financial guarantees (Yen) 3,661 (Yen) 1,488 (Yen)  232 (Yen)  291 (Yen)  383 (Yen)1,267
Performance guarantees............................       1,070         734        149         85         61         41
Liquidity facilities..............................       1,348       1,348         --         --         --         --
Derivative instruments............................      28,672      23,633      1,293      1,156      1,928        662
Other.............................................           2           2         --         --         --         --
                                                   ----------- ----------- ---------- ---------- ---------- ----------
   Total.......................................... (Yen)34,753 (Yen)27,205 (Yen)1,674 (Yen)1,532 (Yen)2,372 (Yen)1,970
                                                   =========== =========== ========== ========== ========== ==========

                                                     Maximum
                                                   potential/                Amount by expiration period
                                                   Contractual -------------------------------------------------------
                                                   or Notional  Less than     1-2        2-3        3-5       Over 5
At March 31, 2004                                    amount      1 year      years      years      years      years
-----------------                                  ----------- ----------- ---------- ---------- ---------- ----------
                                                                              (in billions)
Standby letters of credit and financial guarantees (Yen) 2,561 (Yen) 1,043 (Yen)  198 (Yen)  159 (Yen)  252 (Yen)  909
Performance guarantees............................       1,192         654        199        128        126         85
Liquidity facilities..............................         555         555         --         --         --         --
Derivative instruments............................      20,731      16,135      1,339      1,121      1,557        579
Other.............................................         309         309         --         --         --         --
                                                   ----------- ----------- ---------- ---------- ---------- ----------
   Total.......................................... (Yen)25,348 (Yen)18,696 (Yen)1,736 (Yen)1,408 (Yen)1,935 (Yen)1,573
                                                   =========== =========== ========== ========== ========== ==========

Nature of guarantee contracts

Standby letters of credit and financial guarantees generally include an obligation of an issuer or a designated third party to guarantee the performance of the customer to the beneficiary under the terms of contracts such as lending contracts and other similar financial transactions. The Group is required to make payments to the guaranteed parties in the events that the customers fail to fulfill the obligations under the contracts. The guarantees whose contractual maturities are over 5 years are mainly comprised of guarantees of housing loans.

Performance guarantees are the contracts that contingently require the Group to make payments to the guaranteed party based on another party's failure to perform under an obligating agreement, except financial obligation. For example, performance guarantees include guarantees of completion of construction projects.

Liquidity facilities may include a provision of guarantees of collection of contractual cash flows under an asset securitization structure, involving variable interest entities. Such guarantee provisions protect beneficiary of

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES assets securitization from negative returns relating to shortfalls of cash collections on the underlying assets held by the securitization vehicle. See
Note 24 for additional information on the Group's operations regarding variable interest entities.

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

Other includes contingent consideration agreements and security lending indemnifications. Contingent consideration agreements provide guarantees on additional payments to acquired insurance agencies' shareholders based on the agencies' future performance in excess of established revenue and/or earnings before interest, taxes, depreciation and amortization thresholds. Security lending indemnifications are the indemnifications for institutional customers of securities lending transactions against counterparty default. All lending transactions are collateralized, primarily by cash.

Carrying amount

At March 31, 2003 and 2004, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were (Yen)205,574 million and (Yen)233,257 million, respectively, which are included in Other liabilities and Trading account liabilities. In addition, Other liabilities also include an allowance for off-balance-sheet instruments of (Yen)48,720 million and
(Yen)73,092 million, respectively, related to these transactions.

Other Off-Balance-Sheet Instruments

In addition to obligations under guarantees set forth above, the Group issues other off-balance-sheet instruments for purposes other than trading. Such off-balance-sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the Group provides to meet the financing needs of its customers. Once the Group issues these financial instruments, the Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31, 2004, approximately 74% of these commitments will expire within one year, 24% from one year to five years and 2% after five years. The table below summarizes the contractual amounts with regard to these commitments at March 31, 2003 and 2004.

                                                2003        2004
                                             ----------- -----------
                                                  (in billions)
            Commitments to extend credit.... (Yen)22,849 (Yen)22,857
            Commercial letters of credit....         387         377
            Resale and repurchase agreements         407         206
            Securities lending transactions.          83          --
            Commitments to make investments.          33          39

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

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

Repurchase and resale transactions are collateralized financing agreements. In a sale of securities or other financial instruments with agreement to repurchase them, the Group sells securities or other financial instruments at a stated price to a counterparty and agrees to repurchase identical financial instruments from the same counterparty at a later date at the predetermined price which reflect the principal amount and interest. In a purchase of securities or other financial instruments with agreement to resell them, the Group receives securities or other financial instruments for a stated price from a counterparty and agrees to sell them to the same counterparty at a later date at the predetermined price reflecting the principal amount and interest. When certain conditions specified in SFAS No. 140 are met, the Group accounts for resale agreements as purchase of financial instruments with related off-balance-sheet forward resale commitments and repurchase agreements as sale of financial instruments with related off-balance-sheet forward repurchase agreements. The Group bears the off-balance-sheet risk related to the forward resale and repurchase commitments, including credit risk and market risk.

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

24. VARIABLE INTEREST ENTITIES

A variable interest entity ("VIE") is defined as an entity with the following characteristics; (1) equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) providers of equity investment at risk lack significant decision making ability or do not absorb the expected losses or receive the expected residual returns. Variable interests in a variable interest entity are contractual, ownership, or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets exclusive of variable interests. An enterprise shall consolidate a variable interest entity if

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES that enterprise has a variable interest that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected returns, or both. An enterprise that consolidates a VIE is referred to as the primary beneficiary.

In the normal course of its business, the Group is a party to various entities which may be deemed to be variable interest entities such as asset-backed commercial paper conduits, securitization of client properties, various investment funds and project finances.

Asset-backed Commercial Paper Conduits

The Group administers several third-party owned, multi-seller finance companies (primarily commercial paper conduits) that purchase financial assets, primarily pools of receivables, from third-party customers. Assets purchased by these conduits are generally funded by issuing commercial paper, or partly by borrowings from the Group or third parties. While customers basically continue to service the transferred trade receivables, the Group underwrites, distributes, makes a market in commercial paper issued by the conduits, and also provides liquidity and credit support facilities to the entities.

In accordance with the requirement to apply FIN No. 46 immediately to VIEs created after January 31, 2003, the Group consolidated commercial paper conduits with total assets of (Yen)47,129 million as of March 31, 2004. The consolidation did not have material impact on the Group's results of operations. In addition to such consolidated VIEs, the Group, as not deemed to be the primary beneficiary, had variable interests in certain other conduits with total assets of (Yen)325,779 million as of March 31, 2004, and is exposed to a maximum loss of (Yen)30,221 million, excluding older entities created before February 1, 2003, set out below.

It is expected that the Group would be required to consolidate additional conduits as FIN No. 46R becomes effective to older entities in the fiscal year ending March 31, 2005. Total assets of older entities expected to be consolidated upon adoption of FIN No. 46R are estimated as (Yen)2,974,888 million and the Group's maximum exposure to loss as a result of its involvement with such conduits is estimated at (Yen)2,297,583 million.

Securitization of Client Properties

The Group administers several third-party owned conduits that purchase clients assets, primarily real estate, from third-party customers. Assets purchased by these conduits are generally funded by investments under partnership agreements from customers or by borrowings from the Group or third-parties. While customers basically continue to use the transferred real estate by lease-back agreements, the customers that invest in conduits absorb the expected losses of the conduits.

The Group, as a non-primary beneficiary, had variable interests in this type of VIEs, with total assets of (Yen)651,704 million as of March 31, 2004, and is exposed to a maximum loss of (Yen)136,905 million, excluding the older entities created before February 1, 2003, set out below.

It is expected that the Group would be required to consolidate additional entities as FIN No. 46R becomes effective to older entities in the fiscal year ending March 31, 2005. Total assets of older entities expected to be consolidated upon adoption of FIN No. 46R are estimated as (Yen)37,916 million and the Group's maximum exposure to loss as a result of its involvement with such funds is estimated at (Yen)37,916 million.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Investment Funds

The Group holds investments in various investment funds that collectively invest in equity and debt securities including listed Japanese securities and investment grade bonds, and, to a limited extent, securities and other interests issued by companies in a start-up or restructuring stage. Such investment funds are managed by investment advisory companies or fund management companies that make investment decisions and administer the funds.

In accordance with the requirement to apply FIN No. 46 immediately to VIEs created after January 31, 2003, the Group consolidated investment funds with total assets of (Yen)124,357 million as of March 31, 2004. The consolidation did not have material impact on the Group's results of operations. In addition to such consolidated VIEs, the Group, as a non-primary beneficiary, had variable interests in this type of VIEs, with total assets of (Yen)12,847,847 million as of March 31, 2004, and is exposed to a maximum loss of (Yen)377,296 million, excluding the older entities set out below.

It is expected that the Group would be required to consolidate additional investment funds as FIN No. 46R becomes effective in the fiscal year ending March 31, 2005. Total assets of older entities expected to be consolidated upon adoption of FIN No. 46R are estimated as (Yen)272,298 million and the Group's maximum exposure to loss as a result of its involvement with such funds is estimated at (Yen)244,301 million.

Special Purpose Entities Created for Structured Financing

The Group extends non-recourse asset-backed loans to special purpose entities, which hold beneficial interests in real properties, to provide financing for special purpose projects including real estate development and natural resource development managed by third parties. The Group generally acts as a member of a lending group and does not have any equity investment in the entities, which is typically provided by project owners. For most of these financings, the equity provided by the project owners is of sufficient level to absorb expected losses, while expected returns to the owners are arranged to be the most significant among all returns. Accordingly, the Group determined that the Group is not the primary beneficially of most of these entities. However, in transactions with entities whose investment at risk is exceptionally thin and the Group's share of financing is dominant, the Group is ultimately required to consolidate this type of entity.

The Group, as a non-primary beneficiary, had variable interests in this type of VIEs, with total assets of (Yen)10,099,191 million as of March 31, 2004, and is exposed to a maximum loss of (Yen)527,742 million, excluding the older entities created before February 1, 2003, set out below.

It is expected that the Group would be required to consolidate additional entities as FIN No. 46R becomes effective in the fiscal year ending March 31, 2005. Total assets of older entities expected to be consolidated upon adoption of FIN No. 46R are estimated as (Yen)32,264 million and the Group's maximum exposure to loss as a result of its involvement with such funds is estimated at
(Yen)19,628 million.

Repackaged Instruments

The Group repackages financial instruments to create new financial instruments with features that match the customer's needs and preferences. The Group purchases financial instruments such as bonds and transfers them

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES to special purpose entities which then issue new instruments. The special purpose entities may enter into derivative transactions including interest rate and currency swaps with the Group or other financial institutions to modify the cash flows of the underlying financial instruments. The Group underwrites and markets to the Group's customers the new instruments issued by the special purpose entities.

In accordance with the requirement to apply FIN No. 46 immediately to VIEs created after January 31, 2003, the Group consolidated these special purpose entities with total assets of (Yen)45,597 million as of March 31, 2004. The consolidation did not have material impact on the Group's results of operations. In addition to such consolidated VIEs, the Group, as a non-primary beneficiary, had variable interests in this type of VIE, with total assets of
(Yen)1,241,867 million as of March 31, 2004, and is exposed to a maximum loss of (Yen)121,596 million, excluding the older entities created before February 1, 2003, set out below.

It is expected that the Group would be required to consolidate additional conduits as FIN No. 46R become effective to older entities in the fiscal year ending March 31, 2005. Total assets of older entities expected to be consolidated upon adoption of FIN No. 46R are estimated as (Yen)275,580 million and the Group's maximum exposure to loss as a result of its involvement with such conduits is estimated at (Yen)263,209 million.

Financing Vehicle

UNBC Finance Trust I ("grantor trust") is wholly owned by UNBC, a U.S. subsidiary of BTM and a public company. Prior to December 31, 2003, the grantor trust's notes and related investment in the grantor trust's notes were eliminated in consolidation and the preferred securities were reflected as a liability in the accompanying financial statements.

UNBC deconsolidated the grantor trust upon adoption of FIN No. 46 in UNBC's fiscal year ended December 31, 2003. The Group consolidated UNBC's financial statements as of December 31, 2003 in the Group's fiscal year ended March 31, 2004. As a result, FIN No. 46 is partially applied to VIEs created before February 1, 2003 with regard to the grantor trust of UNBC in the Group consolidated financial statements. The impact of this change in accounting principles was to increase other assets by (Yen)1,157 million and to reflect the full amount of the liability of the grantor trust's notes, which increased liabilities by (Yen)1,157 million.

Management is evaluating whether the Group shall deconsolidate similar financing vehicles as FIN No. 46R becomes effective to older entities in the fiscal year ending March 31, 2005.

Other Type of VIEs

The Group is also a party to other type of VIEs, such as special purpose entities created to hold assets on behalf of the Group as an intermediary. The Group, as a non-primary beneficiary, had variable interests in such VIEs, with total assets of (Yen)5,537 million as of March 31, 2004, and is exposed to a maximum loss of (Yen)4,380 million, excluding the older entities set out below.

It is expected that the Group would be required to consolidate additional entities as FIN No. 46R becomes effective to older entities in the fiscal year ending March 31, 2005. Total assets of older entities expected to be consolidated upon adoption of FIN No. 46R are estimated as (Yen)10,339 million and the Group's maximum exposure to loss as a result of its involvement with such VIEs is estimated at (Yen)11,441 million.

The Group has consolidated certain special purpose entities, which may be variable interest entities, under current accounting guidance. At March 31, 2004, total assets of such consolidated entities were immaterial. As the Group intends to continue assessing and analyzing the impact of FIN No. 46R for future and existing arrangements and interests in various entities. Such assessment and analysis may result in additional entities that will need to be consolidated or disclosed by the Group in the fiscal year ending March 31, 2005.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

25. COMMITMENTS AND CONTINGENT LIABILITIES

The Group leases certain office space and equipment under noncancelable agreements expiring through the fiscal year 2015.

Future minimum rental commitments for noncancelable leases at March 31, 2004 were as follows:

                                                Capitalized   Operating
                                                  leases       leases
                                                -----------  -----------
                                                     (in millions)
       Fiscal year ending March 31:
          2005................................. (Yen)17,757  (Yen)12,898
          2006.................................      14,307       11,735
          2007.................................      10,403       10,919
          2008.................................       4,970        8,621
          2009.................................       1,335        7,318
          2010 and thereafter..................       2,981       25,519
                                                -----------  -----------
              Total minimum lease payments.....      51,753  (Yen)77,010
                                                             ===========
       Amount representing interest............      (1,790)
                                                -----------
       Present value of minimum lease payments. (Yen)49,963
                                                ===========

Total rental expense for the fiscal years ended March 31, 2002, 2003 and 2004 was (Yen)34,692 million, (Yen)40,616 million and (Yen)36,528 million, respectively.

The Group is involved in various litigation matters. Managements, based upon their current knowledge and results of consultation with counsel, make appropriate level of litigation reserve. The amounts of the Group's liabilities when ultimately determined will not have a material adverse effect on the Group's results of operations and financial position.

26. FEES AND COMMISSIONS INCOME

Details of fees and commissions income for the fiscal years ended March 31, 2002, 2003 and 2004 were as follows:

                                                               2002         2003         2004
                                                           ------------ ------------ ------------
                                                                       (in millions)
Trust fees................................................ (Yen) 22,363 (Yen) 21,424 (Yen) 19,503
Fees on funds transfer and service charges for collections       53,402       54,922       57,002
Fees and commissions on international business............       52,537       53,560       53,149
Fees and commissions on credit card business..............       44,882       57,083       60,456
Service charges on deposits...............................       29,791       34,626       36,210
Fees and commissions on securities business...............       33,391       49,217       79,014
Other fees and commissions................................       99,553      113,545      135,553
                                                           ------------ ------------ ------------
   Total.................................................. (Yen)335,919 (Yen)384,377 (Yen)440,887
                                                           ============ ============ ============

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Trust fees consist of fees earned primarily by fiduciary asset management and administration services for corporate pension plans, investment funds, etc. Fees on funds transfer and service charges for collection are earned by providing settlement services such as domestic fund remittances and domestic collection services. Fees and commissions on international business primarily consist of fees from international fund transfer and collection services, and trade-related financing services. Fees and commissions on credit card business are composed of interchange income, annual fees, royalty and other service charges from franchisees. Service charges on deposits are fees charged for deposits such as checking account deposits. Other fees and commissions include fees from fees on guarantees, investment banking services including underwriting, brokerage and advisory services, and arrangement fees on securitizations.

27. BUSINESS SEGMENTS

The business segment information of the Group, set forth below, is derived from the internal management reporting system used by management to measure the performance of the business segments. Unlike financial accounting, there is no authoritative body of guidance for management accounting. The business segment information, set forth below, is based on the financial information prepared in accordance with Japanese GAAP along with internal management accounting rules and practices. Accordingly, the format and information is presented primarily on the basis of Japanese GAAP and is not consistent with the consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided for the total amounts of segments' total operating profit with income
(loss) from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle under US GAAP.

See Note 28 for financial information relating to the Group's operations by geographic area. The geographic financial information is consistent with the basis of the accompanying consolidated financial statements.

The Group was organized based on a business unit system during the fiscal year ended March 31, 2004 as follows:

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

..   The Investment Banking and Asset Management business unit provides advisory and other services related to mergers and acquisitions, securities services of the Bank, syndicated loans, project financing, derivatives and securitization and other investment banking activities, and asset management and trust products and services mainly to high net worth individuals, branch customers and corporate clients in Japan.

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

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

The Mitsubishi Securities segment includes Mitsubishi Securities and its subsidiaries that provide a broad range of retail and corporate securities services and products including retail brokerage, securitization, M&A advisory and derivatives.

In May 2003, the Group integrated the investment banking business unit and asset management business unit into one business unit under the name of investment banking and asset management business unit. Accordingly, the Group presented the investment banking and asset management business unit as a single operating segment for the fiscal year ended March 31, 2004. Presentation for the fiscal years ended March 31, 2002 and 2003 has been reclassified to conform to the presentation for the fiscal year ended March 31, 2004.

Certain securities subsidiaries of the Bank's investment banking and asset management business unit located in the United States, Hong Kong and Singapore were transferred to Mitsubishi Securities during the fiscal year ended March 31, 2004. Accordingly, these securities subsidiaries have been included in Mitsubishi Securities for the fiscal year ended March 31, 2004. Presentation for the fiscal years ended March 31, 2002 and 2003 has been reclassified to conform to the presentation for the fiscal year ended March 31, 2004.

In July 2004, the Bank transferred its overseas securities subsidiary, Tokyo-Mitsubishi International plc, to Mitsubishi Securities. Tokyo-Mitsubishi International plc has since been renamed in line with the name of its new parent company to Mitsubishi Securities International plc. Since the transfer was made subsequent to March 31, 2004, the business segment information was not reclassified for the fiscal years ended March 31, 2002, 2003 and 2004 to reflect this transfer.

In addition, the Bank transferred its custody business, which had been included in the asset management business unit, to the operation services unit during the fiscal year ended March 31, 2004. Presentation for the fiscal years ended March 31, 2002 and 2003 has been reclassified to conform to the presentation for the fiscal year ended March 31, 2004.

Furthermore, in the UNBC business unit, the measurement methods used to determine reported segment profit or loss were changed during the fiscal year ended March 31, 2004. Presentation for the fiscal years ended March 31, 2002 and 2003 has been reclassified to conform to the presentation for the fiscal year ended March 31, 2004.

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

                                                                          Investment
                                                              Global       Banking
                                    Retail      Commercial   Corporate    and Asset                Operations
                                    Banking      Banking      Banking     Management      UNBC      Services     Treasury
                                  ------------ ------------ ------------ ------------ ------------ ----------- ------------
Fiscal year ended March 31, 2002:
 Net revenue:
   The Bank:
    Net interest income.......... (Yen)176,297 (Yen)216,041 (Yen)136,872 (Yen)  3,784 (Yen)     -- (Yen)   663 (Yen)152,008
    Net fees.....................       23,314       43,631       68,365       31,820           --       8,934       (5,009)
    Other........................       10,737       26,723       18,956       21,833           --       1,137       57,811
   The Bank's subsidiaries.......       72,787       11,342       57,887       40,605      289,520      19,231        2,265
                                  ------------ ------------ ------------ ------------ ------------ ----------- ------------
     Total.......................      283,135      297,737      282,080       98,042      289,520      29,965      207,075
 Operating expenses..............      230,602      126,834      134,559       55,444      157,263      22,913       28,370
                                  ------------ ------------ ------------ ------------ ------------ ----------- ------------
 Operating profit (loss)......... (Yen) 52,533 (Yen)170,903 (Yen)147,521 (Yen) 42,598 (Yen)132,257 (Yen) 7,052 (Yen)178,705
                                  ============ ============ ============ ============ ============ =========== ============
Fiscal year ended March 31, 2003:
 Net revenue:
   The Bank:
    Net interest income.......... (Yen)165,407 (Yen)196,033 (Yen)125,811 (Yen)  5,961 (Yen)     -- (Yen)   558 (Yen)180,127
    Net fees.....................       29,383       46,250       65,040       28,369           --       7,339       (6,222)
    Other........................       12,645       31,337       24,273       16,800           --         841      111,863
   The Bank's subsidiaries.......       72,534       12,964       47,787       31,500      269,755      16,845        2,068
                                  ------------ ------------ ------------ ------------ ------------ ----------- ------------
     Total.......................      279,969      286,584      262,911       82,630      269,755      25,583      287,836
Operating expenses...............      211,695      126,995      129,945       50,491      155,506      25,502       26,712
                                  ------------ ------------ ------------ ------------ ------------ ----------- ------------
Operating profit (loss).......... (Yen) 68,274 (Yen)159,589 (Yen)132,966 (Yen) 32,139 (Yen)114,249 (Yen)    81 (Yen)261,124
                                  ============ ============ ============ ============ ============ =========== ============
Fiscal year ended March 31, 2004:
 Net revenue:
   The Bank:
    Net interest income.......... (Yen)169,252 (Yen)191,071 (Yen)119,182 (Yen) 11,443 (Yen)     -- (Yen)   646 (Yen)116,822
    Net fees.....................       40,623       49,994       70,304       35,262           --       7,316       (4,194)
    Other........................       19,902       44,939       25,257       33,415           --         752       72,522
   The Bank's subsidiaries.......       73,113       11,661       31,609       34,687      253,456      15,942        1,174
                                  ------------ ------------ ------------ ------------ ------------ ----------- ------------
     Total.......................      302,890      297,665      246,352      114,807      253,456      24,656      186,324
Operating expenses...............      204,065      119,574      120,199       44,292      150,877      23,400       26,253
                                  ------------ ------------ ------------ ------------ ------------ ----------- ------------
Operating profit (loss).......... (Yen) 98,825 (Yen)178,091 (Yen)126,153 (Yen) 70,515 (Yen)102,579 (Yen) 1,256 (Yen)160,071
                                  ============ ============ ============ ============ ============ =========== ============


                                   Mitsubishi
                                   Securities       Other*         Total
                                  ------------  -------------  --------------
Fiscal year ended March 31, 2002:
 Net revenue:
   The Bank:
    Net interest income.......... (Yen)     --  (Yen) (21,416) (Yen)  664,249
    Net fees.....................           --        (40,522)        130,533
    Other........................           --         (4,960)        132,237
   The Bank's subsidiaries.......       16,922          8,571         519,130
                                  ------------  -------------  --------------
     Total.......................       16,922        (58,327)      1,446,149
 Operating expenses..............       25,739         57,001         838,725
                                  ------------  -------------  --------------
 Operating profit (loss)......... (Yen) (8,817) (Yen)(115,328) (Yen)  607,424
                                  ============  =============  ==============
Fiscal year ended March 31, 2003:
 Net revenue:
   The Bank:
    Net interest income.......... (Yen)     --  (Yen) (49,935) (Yen)  623,962
    Net fees.....................           --        (37,185)        132,974
    Other........................           --         (6,972)        190,787
   The Bank's subsidiaries.......       58,521          6,022         517,996
                                  ------------  -------------  --------------
     Total.......................       58,521        (88,070)      1,465,719
Operating expenses...............       69,572         80,008         876,426
                                  ------------  -------------  --------------
Operating profit (loss).......... (Yen)(11,051) (Yen)(168,078) (Yen)  589,293
                                  ============  =============  ==============
Fiscal year ended March 31, 2004:
 Net revenue:
   The Bank:
    Net interest income.......... (Yen)     --  (Yen)   5,830  (Yen)  614,246
    Net fees.....................           --        (45,908)        153,397
    Other........................           --        (59,133)        137,654
   The Bank's subsidiaries.......      140,621          4,247         566,510
                                  ------------  -------------  --------------
     Total.......................      140,621        (94,964)      1,471,807
Operating expenses...............      112,008         40,848         841,516
                                  ------------  -------------  --------------
Operating profit (loss).......... (Yen) 28,613  (Yen)(135,812) (Yen)  630,291
                                  ============  =============  ==============

--------
*Other includes the Systems Services unit, the eBusiness & IT Initiatives unit, and the Corporate Center and eliminates overlapping allocation.

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

"Operating expenses" include salaries and employee benefits, occupancy and certain other non-interest expenses. In determining operating profit, the Group does not assign to each business unit certain income and expense items such as specific provisions for loan loss reserve, equity investment securities gains or losses, minority

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES interest in earnings or losses of the Bank's subsidiaries, equity in earnings or losses of the Bank's affiliated companies, goodwill amortization and impairment, net gains or losses from disposition of premises and equipment, and other non-interest income and expense items.

Frequently, the business units work together in connection with providing services to customers. In accordance with the Group's internal management accounting policies, the Group does not apportion the net revenue relating to a particular transaction among the participating business units. Instead, the Group assigns the total amount of net revenue relating to each of these transactions to each participating business unit. As a result, some items of net revenue are recorded as part of the operating results of more than one business unit. Any overlapping allocations are eliminated in the "Other" column. The following is a summary of the aggregate amounts of this overlapping allocation of net revenue for the business units for the fiscal years ended March 31, 2002, 2003 and 2004:

                                                                   Global      Total
                                            Retail   Commercial   Corporate    amount
                                            Banking   Banking      Banking   eliminated
                                            -------- ----------- ----------- -----------
                                                           (in millions)
Fiscal year ended March 31, 2002:
   Investment Banking and Asset Management. (Yen) -- (Yen) 7,837 (Yen)30,157 (Yen)37,994
Fiscal year ended March 31, 2003:
   Investment Banking and Asset Management.       --       9,722      28,709      38,431
Fiscal year ended March 31, 2004:
   Investment Banking and Asset Management.      319      25,282      37,970      63,571

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

Reconciliations of the segments' operating profit under the internal management reporting system for the fiscal years ended March 31, 2002, 2003 and 2004 above to income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle shown on the consolidated statements of operations are as follows:

                                                                                    2002       2003       2004
                                                                                 ---------  ---------  ---------
                                                                                          (in billions)
Operating profit:............................................................... (Yen) 607  (Yen) 589  (Yen) 630
                                                                                 ---------  ---------  ---------
   Credit (provision) for credit losses.........................................      (446)      (237)       142
   Trading account profits (losses)--net........................................        11         50        (85)
   Equity investment securities gains (losses)--net.............................       (26)      (171)       251
   Debt investment securities gains (losses)--net...............................         9        142       (122)
   Foreign exchange gains (losses)--net.........................................      (172)        28        172
   Gains (losses) on other real estate owned....................................        (5)        --          1
   Goodwill amortization........................................................        (5)        --         --
   Minority interest............................................................       (23)        (4)       (46)
   Other--net...................................................................      (166)      (107)       (71)
                                                                                 ---------  ---------  ---------
Income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle......................... (Yen)(216) (Yen) 290  (Yen) 872
                                                                                 =========  =========  =========

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

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

Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the Group's foreign operations. The following table sets forth estimated total assets at March 31, 2002, 2003 and 2004, and estimated total revenue, total expenses, income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle and net income (loss) for the respective fiscal years then ended.

                                              Domestic                               Foreign
                                          ---------------  ------------------------------------------------------------
                                                               United                      Asia/Oceania
                                                              States of                     excluding        Other
                                               Japan           America         Europe         Japan          areas*
                                          ---------------  --------------- -------------- -------------- --------------
                                                                                  (in millions)
Fiscal year ended March 31, 2002:
    Total revenue........................ (Yen)   828,034  (Yen)   557,866 (Yen)  235,383 (Yen)  239,274 (Yen)  120,545
    Total expenses.......................       1,222,206          521,989        192,850        185,259         75,128
    Income (loss) from continuing
     operations before income tax
     expense (benefit) and cumulative
     effect of a change in accounting
     principle...........................        (394,172)          35,877         42,533         54,015         45,417
    Net income (loss)....................        (282,577)          11,441         46,113         49,862         42,490
    Total assets at end of fiscal year...      55,382,956       10,488,984      5,391,593      3,030,691      2,336,930
Fiscal year ended March 31, 2003:
    Total revenue........................ (Yen) 1,025,459  (Yen)   455,876 (Yen)  292,240 (Yen)  131,352 (Yen)   80,350
    Total expenses.......................       1,007,256          369,793        177,622         83,326         57,705
    Income from continuing operations
     before income tax expense and
     cumulative effect of a change in
     accounting principle................          18,203           86,083        114,618         48,026         22,645
    Net income...........................          22,046           55,558        112,197         37,749         21,428
    Total assets at end of fiscal year...      56,675,468       10,294,825      5,895,574      2,986,840      1,827,680
Fiscal year ended March 31, 2004:
    Total revenue........................ (Yen) 1,309,068  (Yen)   396,448 (Yen)  217,023 (Yen)   72,038 (Yen)  108,694
    Total expenses.......................         707,807          364,768         70,148         20,085         68,665
    Income from continuing operations
     before income tax expense and
     cumulative effect of a change in
     accounting principle................         601,261           31,680        146,875         51,953         40,029
    Net income...........................         370,042           25,718         90,268         30,938         20,635
    Total assets at end of fiscal year...      66,416,026        9,521,917      4,624,635      2,731,246      1,764,728




                                               Total
                                          ---------------

Fiscal year ended March 31, 2002:
    Total revenue........................ (Yen) 1,981,102
    Total expenses.......................       2,197,432
    Income (loss) from continuing
     operations before income tax
     expense (benefit) and cumulative
     effect of a change in accounting
     principle...........................        (216,330)
    Net income (loss)....................        (132,671)
    Total assets at end of fiscal year...      76,631,154
Fiscal year ended March 31, 2003:
    Total revenue........................ (Yen) 1,985,277
    Total expenses.......................       1,695,702
    Income from continuing operations
     before income tax expense and
     cumulative effect of a change in
     accounting principle................         289,575
    Net income...........................         248,978
    Total assets at end of fiscal year...      77,680,387
Fiscal year ended March 31, 2004:
    Total revenue........................ (Yen) 2,103,271
    Total expenses.......................       1,231,473
    Income from continuing operations
     before income tax expense and
     cumulative effect of a change in
     accounting principle................         871,798
    Net income...........................         537,601
    Total assets at end of fiscal year...      85,058,552

--------
* Other areas primarily include Canada, Latin America and the Caribbean.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2003 and 2004:

                                                                                      2003            2004
                                                                                 --------------- ---------------
                                                                                          (in millions)
Cash and due from banks......................................................... (Yen)   444,557 (Yen)   345,224
Interest-earning deposits in other banks........................................       2,880,021       2,768,630
                                                                                 --------------- ---------------
       Total.................................................................... (Yen) 3,324,578 (Yen) 3,113,854
                                                                                 =============== ===============
Trading account assets.......................................................... (Yen) 1,547,977 (Yen) 1,599,546
                                                                                 =============== ===============
Investment securities........................................................... (Yen) 4,092,220 (Yen) 3,522,218
                                                                                 =============== ===============
Loans--net of unearned income and deferred loan fees............................ (Yen) 9,365,138 (Yen) 8,274,090
                                                                                 =============== ===============
Deposits, principally time deposits and certificates of deposit by foreign banks (Yen)10,090,802 (Yen)11,811,672
                                                                                 =============== ===============
Funds borrowed:
   Call money, funds purchased, and receivables under repurchase agreements and securities lending transactions........................................ (Yen) 1,384,191 (Yen) 1,201,061
   Other short-term borrowings..................................................         400,627         224,470
   Long-term debt...............................................................       1,059,348       1,043,960
                                                                                 --------------- ---------------
       Total.................................................................... (Yen) 2,844,166 (Yen) 2,469,491
                                                                                 =============== ===============
Trading account liabilities..................................................... (Yen) 1,085,528 (Yen) 1,356,919
                                                                                 =============== ===============

At March 31, 2002, 2003 and 2004, the Group had no cross-border outstandings, as defined in the Securities Act Industry Guides 3, in any foreign country, which exceeded 0.75% of consolidated total assets.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

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

The following is a summary of carrying amounts and estimated fair values of financial instruments at March 31, 2003 and 2004:

                                                                              2003                    2004
                                                                     ----------------------- -----------------------
                                                                      Carrying   Estimated    Carrying   Estimated
                                                                       amount    fair value    amount    fair value
                                                                     ----------- ----------- ----------- -----------
                                                                                      (in billions)
Financial assets:
   Cash, due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing
     transactions................................................... (Yen)10,326 (Yen)10,326 (Yen)13,017 (Yen)13,017
   Trading account assets, excluding derivatives....................       4,602       4,602       5,743       5,743
   Investment securities............................................      16,801      16,801      21,339      21,339
   Loans, net of allowance for credit losses........................      38,934      39,174      39,282      39,437
   Other financial assets...........................................       1,630       1,630       1,759       1,759
   Derivative financial instruments:
       Trading activities...........................................       3,280       3,280       2,295       2,295
       Activities qualifying for hedges.............................          15          15           5           5
Financial liabilities:
   Non-interest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities
     lending transactions...........................................      13,153      13,153      14,157      14,157
   Interest-bearing deposits........................................      49,017      49,029      51,197      51,194
   Debentures.......................................................         636         638         266         266
   Trading account liabilities, excluding derivatives...............         206         206         220         220
   Obligations to return securities received as collateral..........         929         929       2,296       2,296
   Other short-term borrowings......................................       1,543       1,543       4,379       4,379
   Long-term debt...................................................       4,607       4,768       5,087       5,173
   Other financial liabilities......................................       1,745       1,745       1,761       1,761
   Derivative financial instruments:
       Trading activities...........................................       3,130       3,130       2,183       2,183

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

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

Investment securities--The fair values of investment securities, where quoted market prices or secondary market prices are available, are equal to such market prices. For investment securities, when quoted market prices or secondary market prices are not available, the fair values are estimated using quoted market prices for similar securities or based on appraised value as deemed appropriate by management. The fair value of investment securities other than those classified as available for sale or being held to maturity (i.e., nonmarketable equity securities) at March 31, 2003 and 2004 were not readily determinable. Therefore, the above summary does not include the carrying amounts of such investment securities amounting to (Yen)113 billion and
(Yen)160 billion at March 31, 2003 and 2004, respectively.

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

Non-interest-bearing deposits, call money and funds purchased, payables under repurchase agreements and securities lending transactions, and obligations to return securities received as collateral--The fair values of non-interest-bearing deposits are equal to the amounts payable on demand. For call money and funds purchased, the carrying amounts are a reasonable estimate of the fair values because of their short-term nature. For payables

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES under repurchase agreements and securities lending transactions and obligations to return securities received as collateral, the fair values are generally based on quoted market prices, when available, or estimated using quoted market prices for similar instruments when quoted market prices are not available.

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

Other short-term borrowings--For most other short-term borrowings, the carrying amounts are a reasonable estimate of the fair values because of their short-term nature. For certain borrowings, fair values are estimated by discounting the estimated future cash flows using applicable current market interest rates or comparable rates for similar instruments, which represent the Group's cost to raise funds with a similar remaining maturity.

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

The fair values of certain off-balance-sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2003 and 2004 was not material.

The fair value estimates presented herein are based on pertinent information available to management as of March 31, 2003 and 2004. These amounts have not been comprehensively revalued since that date and, therefore, current estimates of fair values may have changed significantly from the amounts presented herein.

30. STOCK-BASED COMPENSATION

Two subsidiaries of the Bank, Mitsubishi Securities and UnionBanCal Corporation ("UNBC"), have several stock-based compensation plans.

Mitsubishi Securities

Under the Code, companies are permitted to purchase their own shares in the market in order to implement a stock option plan when approved by the shareholders.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

Pursuant to resolutions approved at the general shareholders' meetings, Mitsubishi Securities offers stock option plans which provide directors, executive officers, eligible employees and certain other persons with options to purchase shares (at the respective exercise prices stipulated in each plan) as follows:

          Date of approval
      at the shareholders' meeting        Exercise period         Shares
      ----------------------------        ---------------         ------
             June 29, 2000........ July 1, 2002 to June 30, 2005 2,057,000
             June 28, 2001........ July 1, 2003 to June 30, 2006 2,272,000
                                                                 ---------
      Total..................................................... 4,329,000
                                                                 =========

The plans provide for the granting of stock options having an exercise price not less than the market value of Mitsubishi Securities' common stock on the date of grant. Following is the option activity for the period from September 1, 2002 to March 31, 2003 and for the fiscal year ended March 31, 2004:

                                                      2003                              2004
                                        --------------------------------- ---------------------------------
                                                         Weighted-average                  Weighted-average
                                        Number of shares  exercise price  Number of shares  exercise price
                                        ---------------- ---------------- ---------------- ----------------
Options outstanding, September 1, 2002
  or beginning of fiscal year..........    5,512,000        (Yen)1,278        5,512,000       (Yen)1,278
   Granted.............................           --                --               --               --
   Exercised...........................           --                --         (831,000)             812
   Forfeited...........................           --                --       (1,528,000)           1,568
                                           ---------                         ----------
Options outstanding, end of fiscal year    5,512,000        (Yen)1,278        3,153,000       (Yen)1,260
                                           =========                         ==========
Options exercisable, end of fiscal year    3,403,000        (Yen)1,566        3,153,000       (Yen)1,260
                                           =========                         ==========

The following table details the distribution of stock options outstanding at March 31, 2004:

                                                                     Options exercisable at
                     Options outstanding at March 31, 2004               March 31, 2004
                 --------------------------------------------- -----------------------------------
                             Weighted-average
   Range of        Number       remaining     Weighted-average                    Weighted-average
exercise prices  outstanding contractual life  exercise price  Number exercisable  exercise price
---------------  ----------- ---------------- ---------------- ------------------ ----------------
(Yen)812 - 1,546  3,153,000     1.64 years       (Yen)1,260        3,153,000         (Yen)1,260

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

The Committee determines the term of each stock option grant, up to a maximum of ten years from the date of grant. The exercise price of the options issued under the Stock Plans shall not be less than the fair market value on the date the option is granted. Unvested restricted stock issued under the Stock Plans is shown as a reduction to retained earnings. The value of the restricted shares at the date of grant is amortized to compensation expense over its vesting period. All cancelled or forfeited options and restricted stock become available for future grants.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

In 2001, 2002 and 2003, UNBC granted options to non-employee directors and various key employees, including policy-making officers under the 2000 Stock Plan. Under both Stock Plans, options granted to employees vest pro-rata on each anniversary of the grant date and become fully exercisable three years from the grant date, provided that the employee has completed the specified continuous service requirement. The options vest earlier if the employee dies, is permanently disabled, or retires under certain grant, age, and service conditions. Options granted to non-employee directors are fully vested on the grant date and exercisable 33 1/3 percent on each anniversary under the 1997 Stock Plan, and fully vested and exercisable on the grant date under the 2000 Stock Plan. The following is a summary of stock option transactions under the Stock Plans.

                                                                         Fiscal years ended December 31,
                                              --------------------------------------------------------------------
                                                         2001                         2002
                                              --------------------------- ---------------------------- -----------
                                              Number of  Weighted-average  Number of  Weighted-average  Number of
                                               shares     exercise price    shares     exercise price    shares
                                              ---------  ---------------- ----------  ---------------- ----------
Options outstanding, beginning of fiscal year 5,191,899       $28.47       7,939,271       $29.79       8,515,469
   Granted................................... 3,448,242        30.03       2,911,652        43.49       2,517,023
   Exercised.................................  (557,597)       19.02      (2,187,170)       28.57      (1,912,323)
   Forfeited.................................  (143,273)       29.91        (148,284)       34.05        (112,158)
                                              ---------                   ----------                   ----------
Options outstanding, end of fiscal year...... 7,939,271       $29.79       8,515,469       $34.71       9,008,011
                                              =========                   ==========                   ==========
Options exercisable, end of fiscal year...... 3,009,555       $29.53       3,031,478       $31.08       3,845,520
                                              =========                   ==========                   ==========

                                              -----------------
                                               2003
                                              -----------------
                                              Weighted-average
                                               exercise price
                                              ----------------
Options outstanding, beginning of fiscal year      $34,71
   Granted...................................       40.32
   Exercised.................................       30.52
   Forfeited.................................       38.96

Options outstanding, end of fiscal year......      $37.12

Options exercisable, end of fiscal year......      $33.99


The weighted-average fair value of options granted was $10.38 during 2001, $16.67 during 2002, and $12.92 during 2003.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants made in 2001, 2002 and 2003:

                                         2001     2002     2003
                                       -------  -------  -------
              Risk-free interest rate.     4.9%     4.9%     2.9%
              Expected lives.......... 5 years  5 years  5 years
              Expected volatility.....      45%      46%      43%
              Expected dividend yields     3.4%     2.3%     2.8%

The following table summarizes information about stock options outstanding.

                                                                 Options exercisable at
                  Options outstanding at December 31, 2003         December 31, 2003
                --------------------------------------------- ----------------------------
                            Weighted-average
   Range of       Number       remaining     Weighted-average   Number    Weighted-average
exercise prices outstanding contractual life  exercise price  exercisable  exercise price
--------------- ----------- ---------------- ---------------- ----------- ----------------
$ 18.29 - 25.00    113,269     4.5 years          $22.47         113,269       $22.47
  27.56 - 40.50  6,067,111           7.4           34.29       2,818,885        31.33
  42.40 - 57.50  2,827,631           8.1           43.77         913,366        43.65
                 ---------                                     ---------
                 9,008,011                                     3,845,520
                 =========                                     =========

In each of 2001, 2002 and 2003, UNBC also granted 6,000 shares of restricted stock with weighted average grant date fair values of $37.10, $45.00 and $46.95, respectively, to key officers, including policy-making officers, under the 2000 Stock Plan. The awards of restricted stock vest pro-rata on each anniversary of the grant date and become fully vested four years from the grant date, provided that the employee has completed the specified continuous service requirement. They vest earlier if the employee dies, is permanently and totally disabled, or retires under certain grant, age, and service conditions. Restricted shareholders have the right to vote their restricted shares and receive dividends.

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

At December 31, 2001, 2002 and 2003, 4,556,724 shares, 1,764,414 shares and
5,347,715 shares, respectively, were available for future grants as either stock options or restricted stock under the 2000 Stock Plan.

Effective January 1, 1997, UNBC established a Performance Share Plan. Eligible participants may earn performance share awards to be redeemed in cash three years after the date of grant. Performance shares are linked to shareholder value in two ways: (1) the market price of the UNBC's common stock; and (2) return on equity, a performance measure closely linked to value creation. Eligible participants generally receive grants of performance shares annually. The total number of performance shares granted under the plan cannot exceed 600,000. UNBC granted 72,000 shares in 2001, 61,500 shares in 2002, and 43,500 shares in 2003. No performance shares were forfeited in 2002 or 2003. In 2001, 7,250 performance shares were forfeited. The value of a performance share is equal to the market price of UNBC's common stock. All cancelled or forfeited performance shares become available for future grants. Expenses related to these shares were $3.3 million each in both 2001 and 2002, and $6.6 million in 2003.

31. RELATED PARTY TRANSACTIONS

Transactions with MTFG, Mitsubishi Trust and their subsidiaries

Since the formation of MTFG, Mitsubishi Trust and its subsidiaries have been related parties which are under common control by MTFG. In addition, subsidiaries of MTFG other than wholly-owned banking subsidiaries (i.e. the Bank and Mitsubishi Trust) are related parties of the Bank.

The Bank lends and borrows funds from such related parties as a course of its normal banking activities. In addition, the Bank acts as an agency for Mitsubishi Trust and offers trust products to its customers on behalf of Mitsubishi Trust.

The following table shows the amount of transactions with its related parties under common control by MTFG for the fiscal years ended March 31, 2002, 2003 and 2004.

                                                                              2002    2003    2004
                                                                            ------- ------- -------
                                                                                 (in billions)
Interest income, primarily resulted from interest earning deposits in other banks:................................................................... (Yen)24 (Yen)14 (Yen) 7
Interest expense, primarily resulted from payables under securities lending
  transactions and long-term debts:........................................      15      17      10
Non-interest income:.......................................................       2       3       3
Non-interest expense:......................................................       5       6       5

The following table shows the amounts due from or to its related parties under common control by MTFG at March 31, 2003 and 2004.

                                                                                               2003      2004
                                                                                           ---------- --------
                                                                                              (in billions)
Assets, primarily consisted of interest-earning deposits in other banks and call loans and funds sold:............................................................................. (Yen)  541 (Yen)517
Liabilities, primarily consisted of call money and funds purchased and payables under
  securities lending transactions:........................................................      1,136      710

              THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Concluded)


32. EVENTS SINCE MARCH 31, 2004

Approval of Dividends

On June 28, 2004, the shareholder approved payment of cash dividends to the shareholder of record on March 31, 2004 of (Yen)41.25 per share of preferred Stock, totaling (Yen)3,358 million, and of (Yen)30.79 per share of common stock, totaling (Yen)154,549 million.

Mitsubishi Motors Corporation

Mitsubishi Motors Corporation ("MMC") is a major automotive manufacturing company in Japan. In April 2004, Daimler Chrysler, the largest shareholders of MMC, announced to withdraw from providing any financial support to MMC and its consolidated subsidiaries (the "MMC Group"). In May 2004, MMC released a new business revitalization plan without the support by Daimler Chrysler, which contains a reduction in costs and financial support from other shareholders including the Bank. Under its business revitalization plan, MMC received payments totaling (Yen)295 billion for the issue of preferred stocks during June 2004. The payments included (Yen)130 billion from the Bank.

The Group had an investment in shares of common stock issued by MMC of (Yen)8.6 billion at March 31, 2004. These shares were classified as available-for-sale securities and were measured at fair value based on the quoted market price as of March 31, 2004, in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Per share quoted market price of MMC was at (Yen)263 as of March 31, 2004, but declined to a price level below
(Yen)80 per share in August 2004, after hitting over (Yen)300 per share in mid April. Based on a price level around (Yen)100 per share in September 2004, significant part of the Group's investment in MMC's common stock has been lost subsequent to March 31, 2004.

Planned Management Integration with the UFJ Group

In August 2004, four companies of the MTFG Group, MTFG, the Bank, Mitsubishi Trust and Mitsubishi Securities, concluded a basic agreement with four companies of the UFJ Group, UFJ Holdings, Inc. ("UFJ"), UFJ Bank Limited ("UFJ Bank"), UFJ Trust Bank Limited and UFJ Tsubasa Securities Co., Ltd., regarding the management integration of the holding companies, banks, trust banks and securities companies of the two groups, subject to the approval by the shareholders and the relevant authorities. On September 10, 2004, MTFG, UFJ and UFJ Bank entered into an agreement with regard to the MTFG Group's cooperation in strengthening the UFJ Group's capital. Pursuant to the terms of the agreement, on September 17, 2004, UFJ Bank issued 3.5 billion preferred shares and MTFG purchased those shares for (Yen)700 billion.

Diamond Computer Service to Become MTFG's Wholly Owned Subsidiary

On August 26, 2004, MTFG announced that Diamond Computer Service, Co. Ltd., currently the Bank's equity method investee, will become a wholly owned subsidiary of MTFG by December 22, 2004 through a share exchange, subject to approval by Diamond Computer Service's shareholders and the relevant authorities.

                                     *****

                                   SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                           THE BANK OF TOKYO MITSUBISHI,
                                             LTD.

                                           By:... /s/ NOBUO KUROYANAGI
                                                  -----------------------------
                                           Name:.   Nobuo Kuroyanagi
                                           Title:   President

Date: September 28, 2004

                                 EXHIBIT INDEX

Exhibit                                             Description
-------                                             -----------

   1(a) Articles of Incorporation of The Bank of Tokyo Mitsubishi, Ltd., as amended and restated on June 28,
        2004. (English Translation)/(1)/

   1(b) Regulations on Corporation Meetings of The Bank of Tokyo Mitsubishi, Ltd., as amended on May 24,
        2002. (Original in Japanese with English Translations)/(3)/

   1(c) Regulations of the Board of Directors of The Bank of Tokyo Mitsubishi, Ltd., as amended on May 24,
        2002. (Original in Japanese with English Translations)/(3)/

   1(d) Regulations on the Handling of Shares of The Bank of Tokyo Mitsubishi, Ltd., as amended and restated on June 26, 2003. (English Translation)/(2)/

   2(a) Indenture dated as of February 25, 2000 between The Bank of Tokyo Mitsubishi, Ltd. and The Chase
        Manhattan Bank. /(4)/

   8    Subsidiaries of the Company--see "Item 4.C. Information on the Company--Organizational
        Structure."

  11    Code of ethics of Mitsubishi Tokyo Financial Group, Inc. and compliance rules, compliance manual and employee work rules of The Bank of Tokyo Mitsubishi., Ltd. applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation of relevant sections)/(1)/

  12    Certifications required by Rule 13a 14(a) (17 CFR 240.13a 14(a)) or Rule 15d 14(a) (17 CFR 240.15d
        14(a))./(1)/

  13    Certifications required by Rule 13a 14(b) (17 CFR 240.13a 14(b)) or Rule 15d 14(b) (17 CFR
        240.15d 14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C.
        1350)./(1)/

--------
(1) Filed herewith.
(2) Incorporated by reference from the Annual Report on Form 20 F filed on September 29, 2003.
(3) Incorporated by reference from the Annual Report on Form 20 F filed on August 30, 2002.
(4) Incorporated by reference from the Annual Report on Form 20-F filed on August 17, 2001.