Form 20-F
period 2005-03-31
BANK OF TOKYO - MITSUBISHI LTD
filed 2005-08-25
CIK 852743

As filed with the Securities and Exchange Commission on August 25, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period              to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 333-11072

KABUSHIKI KAISHA TOKYO MITSUBISHI GINKO

(Exact name of Registrant as specified in its charter)

THE BANK OF TOKYO-MITSUBISHI, LTD.

(Translation of Registrant’s name into English)

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

$2,000,000,000 aggregate principal amount of 8.40% Global Senior Subordinated Notes due April 15, 2010

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At July 31, 2005, (1) 5,100,869,546 shares of common stock and (2) 100,000,000 shares of preferred stock were issued.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such short period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes   ☒    No   ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17   ☐    Item 18   ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes   ☐    No   ☒

For purposes of this Annual Report, we have presented our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or US GAAP, except for risk-adjusted capital ratios, business segment financial information and some other specifically identified information. Unless otherwise stated or the context otherwise requires, all amounts in our financial statements are expressed in Japanese yen.

When we refer in this Annual Report to “we,” “us” and “our”, we mean The Bank of Tokyo-Mitsubishi, Ltd. and its consolidated subsidiaries. References in this Annual Report to “yen” or “¥” are to Japanese yen and references to “US dollars,” “US dollar,” “dollars,” “US$” or “$” are to United States dollars. Our fiscal year ends on March 31 of each year. From time to time, we may refer to the fiscal year ended March 31, 2005 in this Annual Report as fiscal 2004 or the 2004 fiscal year. We may also refer to other fiscal years in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

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

The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves. We rely on this safe harbor in making these forward-looking statements.

Forward-looking statements appear in a number of places in this Annual Report and include statements regarding our intent, business plan, targets, belief or current expectations and/or the current belief or current expectations of our management with respect to our results of operations and financial condition, including, among other matters, our problem loans and loan losses. In many, but not all cases, we use words such as “anticipate,” “aim,” “believe,” “estimate,” “expect,” “intend,” “plan,” “probability,” “risk” and similar expressions, as they relate to us or our management, to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those which are anticipated, believed, estimated, expected, intended or planned.

Our forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. We identify in this Annual Report in “Item 3.D. Key Information—Risk Factors,” “Item 4.B. Information on the Company—Business Overview,” “Item 5. Operating and Financial Review and Prospects” and elsewhere, some, but not necessarily all, of the important factors that could cause these differences.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1.    Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2.    Offer Statistics and Expected Timetable.

Not applicable.

Item 3.    Key Information.

A.    Selected Financial Data

The selected statement of operations data and selected balance sheet data set forth below have been derived from our audited consolidated financial statements. Nippon Trust Bank Limited, or Nippon Trust Bank, our former subsidiary, has been deconsolidated effective April 2, 2001, when we jointly established a bank holding company with The Mitsubishi Trust and Banking Corporation, or Mitsubishi Trust Bank, and Nippon Trust Bank.

Except for risk-adjusted capital ratios, which are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP, and the average balance information, the selected financial data set forth below are derived from our financial statements prepared in accordance with US GAAP.

You should read the selected financial data set forth below in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and other financial data included elsewhere in this Annual Report. These data are qualified in their entirety by reference to all of that information.

	Fiscal years ended March 31,
	2001	2002	2003		2004	2005
	(in millions, except per share data and number of shares)
Statement of operations data:
Interest income	¥1,892,163	¥1,668,051	¥1,260,667		¥1,120,152	¥1,198,429
Interest expense	1,098,891	782,316	435,083		338,896	389,723

Net interest income	793,272	885,735	825,584		781,256	808,706
Provision (credit) for credit losses	652,728	466,947	287,282		(142,362)	125,109

Net interest income after provision (credit) for credit losses	140,544	418,788	538,302		923,618	683,597
Non-interest income	615,289	313,051	724,610		983,119	803,962
Non-interest expense	846,630	948,169	973,337		1,034,939	960,676

Income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle	(90,797)	(216,330)	289,575		871,798	526,883
Income tax expense (benefit)	(10,197)	(76,557)	50,435		333,612	238,798

Income (loss) from continuing operations before cumulative effect of a change in accounting principle	(80,600)	(139,773)	239,140		538,186	288,085
Income (loss) from discontinued operations—net	(27,084)	1,235	10,370		(585)	—
Cumulative effect of a change in accounting principle, net of tax(1)	—	5,867	(532)		—	(977)

Net income (loss)	¥(107,684)	¥(132,671)	¥248,978		¥537,601	¥287,108

Net income (loss) available to a common shareholder	¥(114,400)	¥(139,387)	¥245,620		¥527,528	¥280,392

Amounts per share:
Basic earnings (loss) per common share—income (loss) from continuing operations available to a common shareholder before cumulative effect of a change in accounting principle	¥(18.68)	¥(31.33)	¥50.39		¥105.22	¥56.06
Basic earnings (loss) per common share—net income (loss) available to a common shareholder	(24.47)	(29.82)	52.49		105.10	55.87
Diluted earnings (loss) per common share—income (loss) from continuing operations available to a common shareholder before cumulative effect of a change in accounting principle	(18.68)	(31.33)	47.05		104.93	55.80
Diluted earnings (loss) per common share—net income (loss) available to a common shareholder	(24.47)	(29.82)	49.11		104.81	55.61
Number of shares used to calculate basic earnings per common share (in thousands)	4,675,251	4,675,454	4,679,226		5,019,470	5,019,470
Number of shares used to calculate diluted earnings per common share (in thousands)	4,675,251	4,675,454	4,777,359	(2)	5,019,470	5,019,470
Cash dividends per share declared during the fiscal year(3):
— Common shares	¥8.50	¥14.96	¥3.00		¥7.73	¥34.71
	$0.08	$0.14	$0.03		$0.07	$0.32
— Preferred shares	¥82.50	¥82.50	¥41.25		¥123.75	¥82.50
	$0.79	$0.79	$0.40		$1.19	$0.77

	At March 31,
	2001	2002	2003		2004	2005
	(in millions)
Balance sheet data:
Total assets	¥76,376,903	¥76,631,154	¥77,680,387		¥85,058,552	¥92,050,299
Loans, net of allowance for credit losses	38,790,145	39,670,553	38,933,744		39,281,696	42,852,993
Total liabilities	73,966,787	74,724,150	75,744,644		82,286,419	88,883,714
Deposits	49,139,024	51,828,564	55,267,377		58,538,994	60,375,956
Long-term debt	4,431,173	4,893,142	4,607,359		5,086,993	5,196,388
Shareholder’s equity	2,410,116	1,907,004	1,935,743		2,772,133	3,166,585
Common stock	663,870	663,870	749,873		749,873	749,873

	Fiscal years ended March 31,
	2001	2002	2003	2004	2005
	(in millions, except percentages)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Other financial data:

Average balances:
Interest-earning assets	¥67,452,987	¥67,828,341	¥68,330,118	¥72,591,384	¥82,423,618
Interest-bearing liabilities	60,522,935	62,163,161	62,386,979	67,141,293	75,772,000
Total assets	73,163,060	74,462,895	76,642,166	83,474,334	92,584,867
Shareholder’s equity	2,631,170	2,250,176	1,765,204	2,398,816	2,769,260
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Return on equity and assets:
Net income (loss) available to a common shareholder as a percentage of total average assets	(0.16)%	(0.19)%	0.32%	0.63%	0.30%
Net income (loss) available to a common shareholder as a percentage of average shareholder’s equity	(4.35)%	(6.19)%	13.91%	21.99%	10.13%
Dividends per common share as a percentage of basic earnings per common share	— (4)	— (4)	5.72%	7.35%	62.13%
Average shareholder’s equity as a percentage of total average assets	3.60%	3.02%	2.30%	2.87%	2.99%
Net interest income as a percentage of total average interest-earning assets	1.18%	1.31%	1.21%	1.08%	0.98%
Credit quality data:

Allowance for credit losses	¥1,385,010	¥1,341,608	¥1,058,633	¥649,346	¥568,485
Allowance for credit losses as a percentage of loans	3.45%	3.27%	2.65%	1.63%	1.31%
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	¥3,446,143	¥3,244,281	¥2,115,654	¥1,229,247	¥1,006,515
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of loans	8.58%	7.91%	5.29%	3.08%	2.32%
Allowance for credit losses as a percentage of nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	40.19%	41.35%	50.04%	52.82%	56.48%
Net loan charge-offs	¥445,267	¥465,180	¥573,474	¥247,677	¥209,751

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net loan charge-offs as a percentage of average loans	1.10%	1.18%	1.41%	0.61%	0.49%
Average interest rate spread	1.00%	1.20%	1.15%	1.04%	0.94%
Risk-adjusted capital ratio calculated under Japanese GAAP(5):	9.69%	10.29%	10.43%	11.97%	11.83%

(1)	Effective April 1, 2001, we adopted Statement of Financial Accounting Standards, or SFAS, No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and SFAS No. 138. On April 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Effective April 1, 2004, we adopted Financial Accounting Standards Board Interpretation No.46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.”
(2)	Includes the common shares that were potentially issuable pursuant to the 3% exchangeable guaranteed notes due 2002. The 3% exchangeable guaranteed notes due 2002 were redeemed in November 2002.
(3)	For the convenience of readers, the US dollar amounts are presented as translations of Japanese yen amounts at the rate of ¥107.22 = US$1.00, the noon buying rate on March 31, 2005 in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York.
(4)	Percentages against basic loss per common share have not been presented because such information is not meaningful.
(5)	Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP.

Exchange Rate Information

The tables below set forth, for each period indicated, the noon buying rate in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. On August 22, 2005, the noon buying rate was $1.00 equals ¥109.75 and the inverse noon buying rate was ¥100 equals $0.91.

	Year 2005
	February	March	April	May	June	July	August(1)
High	¥105.84	107.49	108.67	108.17	110.91	113.42	112.12
Low	103.70	103.87	104.64	104.41	106.64	110.47	109.37

(1)	Period from August 1 to August 22.

	Fiscal year ended March 31,
	2001	2002	2003	2004	2005
Average (of month-end rates)	¥111.65	¥125.64	¥121.10	¥112.75	¥107.28

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below as well as all the other information in this Annual Report, including our consolidated financial statements and related notes, “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk” and “Selected Statistical Data.”

Our business, operating results and financial condition could be materially adversely affected by any of the factors discussed below. The trading price of our securities could decline due to any of these factors. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks faced by us described below and elsewhere in this Annual Report. See “Forward-Looking Statements.”

Risks Relating to Our Business

We may have difficulty integrating our business and operations with those of UFJ Bank Limited, which may have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

We plan to merge with UFJ Bank Limited, or UFJ Bank, and its consolidated subsidiaries. The merger will be a complex, time-consuming and costly process. For example, we recently decided to postpone our planned merger with UFJ Bank to January 1, 2006 to enable additional testing of the two banks’ systems intended to minimize risks arising from the merger. Risks to the successful completion of the merger include:

•	potential disruptions of our ongoing business and the distraction of our management;

•	additional delays or other difficulties in integrating the domestic and overseas branch and subsidiary networks, head office functions, information and management systems, personnel and customer base of the two banks, which may prevent us from enhancing the convenience and efficiency of our branch and subsidiary network and operational systems as planned;

•	impairment of relationships with customers, employees and strategic partners;

•	additional credit-related expenses or losses that may be incurred as uniform accounting policies and policies for establishing allowances are applied to the asset and loan portfolio of the two banks;

•	unanticipated asset-quality problems in UFJ Bank’s asset portfolio that may cause significant losses on write-downs or require additional allowances to be established; and

•	other unanticipated expenses related to the merger.

We may not succeed in addressing these risks or other problems encountered in connection with the merger. The postponement of our planned merger with UFJ Bank, which was undertaken to enable additional testing of the two banks’ systems intended to minimize risks arising from the merger, may lead to future changes in our plan to complete all systems integration group–wide by March 31, 2007. Significant or unexpected costs may be incurred during the integration process, preventing us from achieving the targeted cost reductions from the business integration. If we are unable to resolve smoothly the problems that arise in the integration process between us and the UFJ Bank, our business, results of operations and financial condition and the price of our securities may be materially and adversely affected. For additional information on our planned merger with UFJ Bank, see “Item 4.B. Business Overview” and “Item 5.A. Operating and Financial Review and Prospects—Recent Developments—Management Integration of Mitsubishi Tokyo Financial Group and the UFJ Group—Effect of the Merger.”

We may have difficulty achieving the benefits expected from the merger, which may have a material adverse effect on our business, results of operations and financial condition.

Our ability to realize the growth opportunities and other expected benefits of the merger will depend in part on the successful integration of UFJ Bank’s and our domestic and overseas branch and subsidiary network, head office functions, information and management systems, personnel and customer base and other resources and aspects. To realize the anticipated benefits of the merger, we must implement a business plan that will effectively combine two operations that are diverse in terms of their respective products, services, customer segments and geographic scope, as well as management systems. Achieving the targeted cost savings is dependent on the successful implementation of the integration plan. Mitsubishi Tokyo Financial Group, Inc. expects the combined group to incur annual integration-related expenses in implementing the integration plan and, for the first two years after the merger, these integration-related expenses are expected to exceed the targeted cost savings. These integration-related expenses may continue to exceed cost savings beyond that period. The primary challenges involved in achieving the benefits of the merger include:

•	retaining the existing customers and strategic partners of each company;

•	integrating our management, key employees and other personnel with that of the UFJ Bank;

•	coordinating and consolidating the functions of our domestic and overseas branch offices with those of the UFJ Bank;

•	identifying and streamlining redundant operations and assets;

•	combining customer products and services effectively and quickly;

•	transitioning relevant operations and facilities smoothly to a common information technology system; and

•	developing and implementing uniform accounting and reserve policies, internal controls, disclosure policies and procedures and other standards.

Estimates of targeted cost savings and other synergies in connection with the merger are inherently uncertain, and we may fail to achieve these targeted cost savings and other synergies.

Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings Inc., or UFJ Holdings, have announced that the two groups will seek to realize cost savings through the merger, but that annual integration-related costs within the first two years after the merger are expected to exceed cost synergies during that period. In addition, Mitsubishi Tokyo Financial Group, Inc. expects the combined group will report for the fiscal year ending March 31, 2006 a significant amount of extraordinary charges under Japanese GAAP, a majority of which are non-cash items. Our targeted cost-savings are based on a number of assumptions, including that we will be able to implement necessary cost-saving measures such as the consolidation of overlapping products, services, branch offices and head office functions. In addition, our cost-savings targets assume that we will be able to integrate the operations, systems and personnel of the two institutions efficiently and as scheduled. Some of these assumptions may no longer be accurate due to passage of time or subsequent material changes in circumstances. For example, systems integration and related costs may increase from our previous expectations due to the postponement of our merger with UFJ Bank. Additional delays or other difficulties in integrating the systems of the two banks may result in additional costs or cause delays in achieving the targeted cost savings and other merger synergies. If we fail to achieve the targeted cost savings from the merger, our financial condition and results of operations could be materially and adversely affected.

Although the combined group also expects revenue synergies to yield increases in gross revenue, Mitsubishi Tokyo Financial Group, Inc. has announced that the combined group’s revenue is expected to decrease for the first one to two years following the merger due to adjustments in loan exposures to certain borrowers. Revenue synergies are dependent on the successful implementation of our business strategy. If the revenue synergies do not materialize in the expected time period, our financial condition and results of operations could be materially and adversely affected.

Significant costs will be incurred in the course of and as a result of the merger.

We and UFJ Bank expect to incur significant costs related to the merger. We will incur, for the first few years following the merger, significant expenses to close overlapping branches and subsidiaries and to integrate IT systems and other operations. Transaction-related expenses include financial advisory, legal and accounting fees and expenses, severance/employee benefit-related expenses, filing fees, printing expenses and other related charges. Additionally, we and UFJ Bank may also incur significant costs in compensating creditors with creditor protection rights. We and UFJ Bank may also incur additional unanticipated expenses in connection with the merger and the integration of the operations, information systems, domestic and overseas branch office network and personnel of the two groups.

The merger is subject to regulatory approvals and will be subject to various conditions set forth in the merger agreement and, even though the terms of the merger agreement have been approved by both sets of shareholders, the merger nonetheless may not be completed as scheduled or at all.

The merger agreement provides that the respective obligations of us and UFJ Bank to complete the merger are subject to a number of specified conditions, including the obtaining or satisfying of all regulatory approvals, permits, consents and requirements necessary for the consummation of the merger. Regulatory authorities in Japan or elsewhere may seek to block or delay the merger between the holding companies or the mergers between the key operating subsidiaries, or may impose conditions that reduce or delay the anticipated benefits of the merger or make it difficult to complete as planned or as scheduled. If there are any delays in or unexpected conditions to the merger, our financial condition and results of operations could be materially and adversely affected. In addition, we and UFJ Bank have the right to terminate the merger agreement at any time, upon the parties’ mutual written consent. Either party may also terminate the merger agreement if an event occurs that results in any material change to our financial or economic condition or that of UFJ Bank, or that materially interferes with the execution of the merger, upon mutual agreement following consultation. If the merger agreement is terminated, we will not be able to achieve any of the anticipated integration benefits and our market reputation may be harmed.

We may suffer additional losses in the future due to problem loans.

We and UFJ Bank have suffered from asset quality problems since the early 1990s. Despite our recent progress in reducing the level of our problem loans, UFJ Bank continues to have a particularly concentrated exposure to large troubled borrowers and we will have a considerable amount of problem loans on our balance sheet at the time the merger is completed. A number of borrowers are still facing challenging circumstances, and our problem loans and credit-related expenses could increase if:

•	current restructuring plans of borrowers are not successfully implemented;

•	additional large borrowers become insolvent or must be restructured;

•	economic conditions in Japan deteriorate;

•	real estate prices in Japan continue to decline or stock prices in Japan decline;

•	the rate of corporate bankruptcies in Japan or elsewhere in the world rises;

•	additional economic problems arise elsewhere in the world; or

•	the global economic environment deteriorates generally.

An increase in problem loans and credit-related expenses would adversely affect our results of operations, weaken our financial condition and erode our capital base. Credit losses may increase if we elect, or are forced by economic or other considerations, to sell or write off our problem loans at a larger discount, in a larger amount or in a different time or manner than we may otherwise want. For a discussion of our historical problem loans, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans” and “Selected Statistical Data—Loan Portfolio.”

Our allowance for credit losses may be insufficient to cover future loan losses.

Our allowance for credit losses in our loan portfolios is based on evaluations, assumptions and estimates about customers, the value of collateral we hold and the economy as a whole. The allowance for credit losses in UFJ Bank’s loan portfolio is also based on similar evaluations, assumptions and estimates. Our loan losses and those of UFJ Bank could prove to be materially different from the estimates and could materially exceed these allowances. If actual loan losses are higher than currently expected, the current allowances for credit losses will be insufficient. We may incur credit losses or have to provide for additional allowance for credit losses if:

•	economic conditions, either generally or in particular industries in which large borrowers operate, deteriorate;

•	the standards for establishing allowances change, causing us to change some of the evaluations, assumptions and estimates used in determining the allowances;

•	the value of collateral we hold declines; or

•	we are adversely affected by other factors to an extent that is worse than anticipated.

For a detailed discussion of our allowance policy and the historical trend of allowances for credit losses, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Estimates—Allowance for Credit Losses” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

The credit quality of our loan portfolio may be adversely affected by the continuing financial difficulties facing some companies operating in the Japanese real estate, construction, trading, wholesale and retail, and automotive sectors.

We and UFJ Bank have large exposures to some borrowers in the Japanese real estate, construction, trading, wholesale and retail, and automotive sectors, and are thus exposed to the ongoing financial difficulties faced by some borrowers operating in those sectors. Some of the companies in these sectors to which we or UFJ Bank have extended credit are exposed to ongoing financial difficulties and they may be in restructuring negotiations or considering whether to seek bankruptcy protection. If these companies are unsuccessful in their restructuring efforts due to continuing financial and operational difficulties or other factors, are otherwise forced to seek bankruptcy protection, or if other lenders discontinue or decrease their financial support to these companies for any reason, there may be further significant deterioration in the credit quality of our loan portfolio, which would expose us to further loan losses. For a detailed discussion of our exposure to these sectors, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans” and “Selected Statistical Data—Loan Portfolio.”

Our exposure to troubled borrowers may increase, and our recoveries from these borrowers may be lower than expected.

We may provide additional loans, equity capital or other forms of support to troubled borrowers in order to facilitate their restructuring and revitalization efforts. We may forbear from exercising some or all of our rights as a creditor against them, and we may forgive loans to them in conjunction with their debt restructuring. We may take these steps even when our legal rights might permit us to take stronger action against the borrower and even when others might take stronger action against the borrower to maximize recovery or to reduce exposure in the short term. We may provide support to troubled borrowers for various reasons, including any of the following reasons arising from Japan’s business environment and customs:

•	political or regulatory considerations;

•	reluctance to push a major client into default or bankruptcy or to disrupt a restructuring plan supported by other lenders; and

•	a perceived responsibility for the obligations of our affiliated and associated companies, as well as companies with which we or UFJ Bank have historical links or other long-standing relationships.

These practices may substantially increase our exposure to troubled borrowers and increase our losses.

We may experience losses because our remedies for credit defaults by our borrowers are limited.

We may not be able to realize the value of the collateral we hold or enforce our rights against defaulting customers because of:

•	the difficulty of foreclosing on collateral in Japan;

•	the illiquidity of and depressed values in the Japanese real estate market; and

•	the depressed values of pledged securities held as collateral.

Our business may be adversely affected by negative developments with respect to other Japanese financial institutions, both directly and through the effect they may have on the overall Japanese banking environment and on their borrowers.

Some Japanese financial institutions, including banks, non-bank lending and credit institutions, affiliates of securities companies and insurance companies, are still experiencing declining asset quality and capital adequacy and other financial problems. This may lead to severe liquidity and solvency problems, which have in the past resulted in the liquidation, government control or restructuring of affected institutions. The continued financial difficulties of other financial institutions could adversely affect us because:

•	we and UFJ Bank have extended loans, some of which are classified as nonaccrual and restructured loans, to banks and other financial institutions that are not our consolidated subsidiaries;

•	we and UFJ Bank are shareholders of some other banks and financial institutions that are not our consolidated subsidiaries;

•	we and UFJ Bank may be requested to participate in providing assistance to support distressed financial institutions that are not our consolidated subsidiaries;

•	financial institutions may become majority owned or controlled by the Japanese government as a result of the government’s conversion of their preferred stock into common stock or injection of additional public funds into financial institutions pursuant to the Deposit Insurance Law of Japan, such as the injection of public funds into Resona Bank, Ltd. and Ashikaga Bank, Ltd. in 2003, or other newly introduced frameworks for the injection of public funds into financial institutions;

•	if the government takes control of major financial institutions, we will become a direct competitor of government-controlled financial institutions and may be at a competitive disadvantage if the Japanese government provides regulatory, tax, funding or other benefits to those financial institutions to strengthen their capital, facilitate their sale or otherwise;

•	deposit insurance premiums could rise if deposit insurance funds prove to be inadequate;

•	repeated or large-scale bankruptcies or government support or control of financial institutions could generally undermine depositor confidence or adversely affect the overall banking environment; and

•	negative media coverage of the Japanese banking industry, regardless of its accuracy and applicability to us, could affect investor sentiment and have a materially adverse effect on the price of our securities.

Charges to earnings resulting from the application of the purchase method of accounting may adversely affect our financial results and the price of our securities following the merger.

In accordance with US GAAP, we will account for the merger using the purchase method of accounting. We will allocate the total purchase price to our assets and liabilities based on the proportionate share of the fair values of those assets and liabilities. We will incur additional amortization expense over the estimated useful lives of certain of the identifiable intangible assets acquired in connection with the transaction. In addition, the excess of the purchase price over the fair values of UFJ Bank’s assets and liabilities will be recorded as goodwill. If the recorded goodwill becomes impaired, we may be required to incur material charges relating to the impairment of goodwill. If the anticipated benefits of the merger are not achieved, our financial results and the price of our securities could be adversely affected.

Negative media coverage of the merger, as well as statements by parties with competing interests, could have a material adverse effect on our reputation, business and results of operations.

The merger between us and UFJ Bank has been the subject of extensive coverage by both Japanese and foreign media, and of statements by parties with competing interests. Some of this coverage and these statements are negative and pertain to a wide range of matters relating to the merger. Negative media coverage and statements about the merger, regardless of their veracity, may affect investor sentiment and could have a material adverse effect on the price of our securities. The resulting reputational harm from such negative media coverage and statements relating to the merger may also impact consumer perception, negatively affecting our business and results of operations. We may also be forced to devote considerable resources to address the impact of such media coverage and statements relating to the merger.

We may experience difficulties implementing effective internal controls.

In order to operate as a global financial institution, it is essential for us to have effective internal controls, corporate compliance functions, and accounting systems to manage our assets and operations. Moreover, under the U.S. Sarbanes-Oxley Act of 2002, which will apply by reason of our status as an SEC reporting company, we will be required to establish internal control over our financial reporting and our management will be required to assess the effectiveness of our internal control over financial reporting and disclose whether such internal control is effective. Our auditors must also conduct an audit to evaluate management’s assessment of the effectiveness of the internal control over financial reporting, and then render an opinion on our assessment and the effectiveness of our internal control over financial reporting.

Designing and implementing an effective system of internal controls capable of monitoring and managing our business and operations represents a significant challenge for us. Particularly, UFJ Holdings has previously admitted, in response to administrative action from the Financial Services Agency, to failures in internal controls that led to inappropriate responses to Financial Services Agency inspections of UFJ Bank’s large borrower classifications, errors in the management of loans to small- and medium-sized borrowers and deficiencies in their system for monitoring and managing credit risk. The internal control framework to be implemented by us after the planned merger with UFJ Bank will need to have the ability to identify and prevent similar occurrences on a group-wide basis. The design and implementation of internal controls may require significant management and human resources, and result in considerable costs. In addition, as a result of unanticipated issues arising after the merger, we may need to take a permitted scope limitation on our assessment of internal control over financial reporting, may report material weaknesses in our internal control over financial reporting or may be unable to assert that our internal control over financial reporting is effective. If such circumstances arise, it could adversely affect the market’s perception of us.

We may be adversely affected if economic conditions in Japan worsen.

Since the early 1990s, the Japanese economy has performed poorly due to a number of factors, including weak consumer spending and lower capital investment by Japanese companies, causing a large number of corporate bankruptcies and the failure of several major financial institutions. Although some economic indicators and stock prices have recently improved, if the economy weakens, then our earnings and credit quality may be adversely affected. For a discussion of Japan’s current economic environment, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Business Environment—Economic Environment in Japan.”

Changes in interest rate policy, particularly unexpected or sudden increases in interest rates, could adversely affect the value of our bond portfolio, problem loans and results of operations.

We and UFJ Bank hold a significant amount of Japanese government bonds and foreign bonds, including U.S. Treasury bonds. An increase in relevant interest rates, particularly if such increase is unexpected or sudden, may negatively affect the value of the two banks’ bond portfolios and reduce the so called “spread,” which is the difference between the rate of interest earned and the rate of interest paid. In addition, an increase in relevant interest rates may increase our problem loans as some of our borrowers may not be able to meet the increased interest payment requirements, thereby adversely affecting our results of operations and financial condition. For a detailed discussion of our bond portfolio, see “Selected Statistical Data—Investment Portfolio.”

Corporate credibility issues among our borrowers could increase our problem loans or otherwise negatively affect our results of operations.

During the past few years, high profile bankruptcy filings and reports of past accounting or disclosure irregularities, including fraud, in the United States, Japan and other countries have raised corporate credibility issues, particularly with respect to public companies. In response to these developments and regulatory responses to these developments in the United States, Japan and elsewhere, regulators, auditors and corporate managers generally have begun to review financial statements more thoroughly and conservatively. As a result, additional accounting irregularities and corporate governance issues may be uncovered and bring about additional bankruptcy filings and regulatory action in the United States, Japan and elsewhere. Such developments could increase our credit costs if they directly involve our borrowers or indirectly affect our borrowers’ credit.

We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.

We are required to maintain risk-weighted capital ratios above the levels specified in the capital adequacy guidelines of the Financial Services Agency of Japan. The capital ratios are calculated in accordance with Japanese banking regulations based on information derived from the relevant entity’s financial statements prepared in accordance with Japanese GAAP. Our subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A., referred to collectively as UNBC, are subject to similar U.S. capital adequacy guidelines. We or our subsidiary banks may be unable to continue to satisfy the capital adequacy requirements because of:

•	credit costs we or our subsidiary banks may incur as we dispose of problem loans and remove impaired assets from our balance sheet;

•	credit costs we or our subsidiary banks may incur due to losses from a future deterioration in asset quality;

•	a reduction in the value of our or our subsidiary banks’ deferred tax assets;

•	changes in accounting rules or in the guidelines regarding the calculation of bank holding companies’ or banks’ capital ratios;

•	declines in the value of our or our subsidiary banks’ securities portfolio;

•	the inability of us or our subsidiary banks to refinance subordinated debt obligations with equally subordinated debt;

•	adverse changes in foreign currency exchange rates; and

•	other adverse developments discussed in these risk factors.

If our capital ratios fall below required levels, the Financial Services Agency could require us to take a variety of corrective actions, including withdrawal from all international operations or suspension of all or part of our business operations. For a discussion of our capital ratios and the related regulatory guidelines, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital Adequacy” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy.”

Our capital ratios may also be negatively affected by contemplated or recently adopted regulatory changes.

Several proposed regulatory changes could have an adverse impact on our capital ratios. In particular, the Financial System Council of the Financial Services Agency is discussing the adoption of rules that limit the amount of deferred tax assets that may be included in the calculation of Tier I or total regulatory capital. The imposition of any such limits would likely reduce our regulatory capital, perhaps materially. As of March 31, 2005,

•	our net deferred tax assets amounted to ¥316.0 billion under Japanese GAAP, or approximately 9.9% of the amount of our Tier I capital of ¥3,199.5 billion calculated in accordance with Japanese GAAP as required by the Financial Services Agency, and

•	UFJ Bank’s net deferred tax assets amounted to ¥959.4 billion under Japanese GAAP, or approximately 45.2% of the amount of our Tier I capital of ¥2,124.0 billion calculated in accordance with Japanese GAAP as required by the Financial Services Agency.

In addition, effective March 31, 2003, the Financial Services Agency strongly suggested that major banks calculate loan loss reserves for certain impaired loans by analyzing the projected cash flows from those loan assets, discounted to present value, instead of basing reserves on historical loan loss data. We employ a methodology to calculate loan loss reserves for these credits based on their estimated cash flows. However, if in the future the Financial Services Agency adopts a calculation methodology that is different from the methodology we employ, the size of our allowance for loan losses under Japanese GAAP could increase. Because capital ratios are calculated under Japanese GAAP, this change may materially reduce our capital ratios. Further regulatory changes are expected based on the new framework relating to regulatory capital requirements that were established by the Basel Committee on Banking Supervision and endorsed by the central bank governors and the heads of bank supervisory authorities of the Group of Ten (G10) countries in June 2004. The Financial Services Agency is expected to issue revised rules for the new capital adequacy framework around the end of 2005, which will become effective for the fiscal year ending March 31, 2007.

Administrative sanctions by the Financial Services Agency against the UFJ group could have a materially adverse effect on our reputation, business, results of operations and the price of our securities.

In June 2004, the Financial Services Agency levied business improvement administrative actions against the UFJ group after concluding that members of the UFJ group’s management had taken actions that amounted to evasions of inspections conducted by the Financial Services Agency on the classification of large borrowers. The causes of these sanctions led to the resignation of the top management of UFJ Holdings, UFJ Bank and UFJ Trust Bank Limited, or UFJ Trust Bank. The Financial Services Agency’s administrative order also directed the UFJ group to address serious deficiencies in its internal control framework. Subsequently, in October 2004, the Financial Services Agency filed criminal indictments against UFJ Bank and former members of its management. In conjunction with these indictments, the Tokyo District Public Prosecutors Office announced in December 2004 that they would seek to prosecute UFJ Bank, its former executive officers and a former employee on suspicion of violations of the Banking Law of Japan. In February 2005, three former executives of UFJ Bank pleaded guilty to obstructing the Financial Services Agency’s inspections in violation of the Banking Law. On April 25, 2005, UFJ Bank and its former executives were convicted of breaches of the Banking Law. UFJ Bank was fined ¥90 million, a former executive officer was sentenced to ten months imprisonment with a stay of execution for three years and two other former executive officers were sentenced to eight months imprisonment with a stay of execution for three years. These administrative sanctions and criminal proceedings may affect investor sentiment and could have a material adverse effect on the price of our securities. The resulting reputational harm from these events may also adversely impact consumer perception or relationships with both existing and potential business partners, negatively affecting our business and operations.

Our results of operations and capital ratios will be negatively affected if we are required to reduce our deferred tax assets.

We determine the amount of net deferred tax assets and regulatory capital pursuant to Japanese GAAP and Japanese banking regulations, which differ from US GAAP and U.S. regulations. Under current Japanese banking regulations, all deferred tax assets established pursuant to Japanese GAAP are included in regulatory capital. Currently, Japanese GAAP generally permits the establishment of deferred tax assets for tax benefits that are expected to be realized during a period that is reasonably foreseeable, generally five fiscal years. The calculation of deferred tax assets under Japanese GAAP is based upon various assumptions, including assumptions with respect to future taxable income. Actual results may differ significantly from these assumptions. Even if our ability to include deferred tax assets in regulatory capital is not affected by rule changes (see “—Our capital ratios may also be negatively affected by contemplated or recently adopted regulatory changes” above), if we conclude, based on our projections of future taxable income, that we or our Japanese bank subsidiaries will be unable to realize a portion of the deferred tax assets, our deferred tax assets may be reduced and, as a result, our results of operations may be negatively affected and our capital ratios may decline.

We may not be able to refinance our subordinated debt obligations with equally subordinated debt, and as a result our capital ratios may be adversely affected.

As of March 31, 2005, subordinated debt accounted for approximately 31.5% of our total regulatory capital and 35.6% of UFJ Bank’s total regulatory capital, in each case, as calculated under Japanese GAAP. We may not be able to refinance our subordinated debt obligations with equally subordinated debt after the merger. The failure to refinance these subordinated debt obligations with equally subordinated debt may reduce our total regulatory capital and, as a result, negatively affect our capital ratios.

If the Japanese stock market declines, we may incur losses on our securities portfolio and our capital ratios will be adversely affected.

We and UFJ Bank hold large amounts of marketable equity securities. The market values of these securities are inherently volatile. The Nikkei 225 stock average declined to a 20-year low in April 2003 before recovering during the fiscal year ended March 31, 2004. The Nikkei 225 stock average remained relatively unchanged during the fiscal year ended March 31, 2005. As of mid-August 2005, the Nikkei 225 stock average was approximately ¥12,000. We will incur losses on our securities portfolio if the Japanese stock market declines in the future. Material declines in the Japanese stock market may also materially adversely affect our capital ratios. For a detailed discussion of our holdings of marketable equity securities and the effect of market declines on our capital ratios, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy” and “Selected Statistical Data—Investment Portfolio.”

Our efforts to reduce our shareholdings of equity securities may adversely affect our relationships with customers, and we or UFJ Bank could also be forced to sell some holdings of equity securities at price levels lower than we or UFJ Bank would otherwise sell at in order to remain compliant with relevant Japanese laws.

Like many Japanese financial institutions, a substantial portion of our and UFJ Bank’s equity securities portfolio is held for strategic and business-relationship purposes. In November 2001, the Japanese government enacted a law forbidding bank holding companies and banks, including we and UFJ Bank, from holding, after September 30, 2006, stock with an aggregate value that exceeds their adjusted Tier I capital. Additionally, Japanese banks are also generally prohibited by the Banking Law and the Anti-Monopoly Law of Japan from purchasing or holding more than 5% of the equity interest in any domestic third party. In order to comply with this requirement, prior to or soon after the merger, we and UFJ Bank may be required to sell some holdings of equity securities so that the two banks’ combined holdings do not exceed this 5% threshold after the merger.

The sale of equity securities, whether to remain compliant with the prohibition on holding stock in excess of our adjusted Tier I capital, to reduce our risk exposure to fluctuations in equity security prices, to comply with the requirements of the Banking Law and the Anti-Monopoly Law or otherwise, will reduce our strategic shareholdings, which may have an adverse effect on relationships with our customers. In order to remain compliant with the legal requirements described above, we and UFJ Bank may also sell some equity securities at price levels lower than we and UFJ Bank would otherwise sell at.

Our trading and investment activities expose us to interest rate, exchange rate and other risks.

We and UFJ Bank undertake extensive trading and investment activities involving a variety of financial instruments, including derivatives. Our income from these activities are subject to volatility caused by, among other things, changes in interest rates, foreign currency exchange rates and equity and debt prices. For example:

•	increases in interest rates may have an adverse effect on the value of our fixed income securities portfolio, as discussed in “—Changes in interest rate policy, particularly unexpected or sudden increases in interest rates, could adversely affect the value of our bond portfolio, problem loans and results of operations” above; and

•	the strengthening of the yen against the U.S. dollar and other foreign currencies will reduce the value, in our financial statements, of our substantial portfolio of foreign currency denominated investments.

In addition, downgrades of the credit ratings of some of the fixed income securities in our portfolio could negatively affect our results of operations. Our results of operations and financial condition in future periods will be exposed to the risks of loss associated with these activities. For a discussion of our investment portfolio and related risks see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Investment Portfolio” and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

A downgrade of our credit ratings could have a negative effect on our business.

A downgrade of our credit ratings by one or more of the credit rating agencies could have a negative effect on our treasury operations and other aspects of our business. In the event of a downgrade of our credit ratings, our treasury business unit may have to accept less favorable terms in our transactions with counterparties, including capital raising activities, or may be unable to enter into some transactions. This could have a negative impact on the profitability of our treasury and other operations and adversely affect our results of operations and financial condition.

We might have to pay risk premiums on borrowings from international financial institutions or be subject to credit limitations by them.

As a result of concerns regarding asset quality and the failure of several large Japanese financial institutions, international financial institutions have in the past:

•	charged an additional risk premium to Japanese financial institutions for short-term borrowings in the interbank market; and

•	placed restrictions on the amount of credit, including interbank deposits, that they extend to Japanese banks.

These restrictions on credit resulted in higher operating expenses and decreased profitability for affected Japanese banks. If conditions in the Japanese banking and other financial sectors further deteriorate, international markets could again impose risk premiums or credit restrictions on Japanese banks, including us.

We may not be able to achieve the goals of our business strategies.

We currently plan to pursue various business strategies to improve our profitability. In addition to the risks associated with the merger with UFJ Bank, there are various other risks that could adversely impact our ability to achieve our business objectives. For example:

•	we may be unable to cross-sell our products and services as effectively as anticipated;

•	we may have difficulty in coordinating the operations of our subsidiaries and affiliates as planned due to legal restrictions, internal conflict or market resistance;

•	we may lose customers and business as some of our subsidiaries’ or affiliates’ operations are reorganized and in some cases, rebranded;

•	our efforts to streamline operations may require more time than expected and cause some negative reactions from our customers;

•	new products and services we introduce may not gain acceptance among customers; and

•	we may have difficulty developing and operating the necessary information systems.

We will be exposed to increased risks as we expand the range of our products and services.

As we expand the range of our products and services beyond our traditional banking business and as the sophistication of financial products and management systems grows, we will be exposed to new and increasingly complex risks. We may have only limited experience with the risks related to the expanded range of these products and services. To the extent we expand our product and service offerings through acquisitions, we face risks relating to the integration of acquired businesses with our existing operations. Moreover, some of the activities that we are expected to engage in, such as derivatives and foreign currency trading, present substantial risks. Our risk management systems may prove to be inadequate and may not work in all cases or to the degree required. As a result, we are subject to substantial market, credit and other risks in relation to the expanding scope of our products, services and trading activities, which could result in us incurring substantial losses. In addition, our efforts to offer new services and products may not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures. For a detailed discussion of our risk management systems, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

Any adverse changes in UNBC’s business could significantly affect our results of operations.

UNBC contributes to a significant portion of our net income. Any adverse change in the business or operations of UNBC could significantly affect our results of operations. Factors that could negatively affect UNBC’s results include adverse economic conditions in California, including the decline in the technology sector, the California state government’s financial condition, a potential downturn in the real estate and housing industries in California, substantial competition in the California banking market, growing uncertainty over the U.S. economy due to the threat of terrorist attacks, fluctuating oil prices and rising interest rates, negative trends in debt ratings and equity valuations of various borrowers increasing the risk of corporate bankruptcy filings, and additional costs which may arise from enterprise-wide compliance with applicable laws and regulations such as the Bank Secrecy Act and related amendments under the U.S. Patriot Act. For a detailed segment discussion relating to UNBC, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Business Segment Analysis.”

We are exposed to substantial credit and market risks in Asia, Latin America and other regions.

We and UFJ Bank are active in Asia, Latin America and other regions through a network of branches and subsidiaries and are thus exposed to a variety of credit and market risks associated with countries in these regions. A decline in the value of Asian, Latin American or other relevant currencies could adversely affect the creditworthiness of some of our borrowers in those regions. For example, the loans we and UFJ Bank have made to Asian, Latin American and other overseas borrowers and banks are often denominated in yen, U.S. dollars or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies. A devaluation of the local currency would make it more difficult for a borrower earning income in that currency to pay its debts to us and other foreign lenders. In addition, some countries in which we operate may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. The limited credit availability resulting from these and related conditions may adversely affect economic conditions in some countries. This could cause a further deterioration of the credit quality of borrowers and banks in those countries and cause us to incur further losses. In addition, we are active in other regions that expose us to risks similar to the risks described above and also risks specific to those regions, which may cause us to incur losses or suffer other adverse effects. For a more detailed discussion of our credit exposure to Asian, Latin American and other relevant countries, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

Our income and expenses relating to our international operations, as well as our foreign assets and liabilities, are exposed to foreign currency fluctuations.

Our international operations are subject to fluctuations in foreign currency exchange rates against the Japanese yen. When the yen appreciates, yen amounts for transactions denominated in foreign currencies, including a substantial portion of UNBC’s transactions, decline. In addition, a portion of our assets and liabilities are denominated in foreign currencies. To the extent that our foreign currency denominated assets and liabilities are not matched in the same currency or appropriately hedged, fluctuations in foreign currency exchange rates against the yen may adversely affect our financial condition, including our capital ratios. In addition, fluctuations in foreign exchange rates will create foreign currency translation gains or losses. For a historical discussion of the effect of changes in foreign currency exchange rates, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Effect of the Change in Exchange Rates on Foreign Currency Translation.”

Losses relating to our pension plans and a decline in returns on our plan assets may negatively affect our results of operations and financial condition.

We may incur losses if the fair value of our pension plans’ assets declines, if the rate of return on our pension assets declines or if there is a change in the actuarial assumptions on which the calculations of the projected benefit obligations are based. Changes in the interest rate environment and other factors may also adversely affect the amount of unfunded pension obligations and the resulting annual amortization expense.

Our business and operations are exposed to various system, political and social risks beyond our control.

As a major financial institution, our business and operations are significantly dependent upon the domestic and world economies and are thus exposed to various system, political and social risks beyond our control. Recent examples include disruptions of the Internet and other information networks due to major virus outbreaks, major terrorist activity such as the July 2005 London attacks, serious political instability and major health epidemics such as the outbreak of severe acute respiratory syndrome, or SARS. Such incidents may directly affect our business and operations by disrupting our operational infrastructure or internal systems. Such incidents may also negatively impact the economic conditions, political regimes and social infrastructure of countries and regions in which we operate, and possibly the global economy as a whole. These various factors beyond our control, as well as the threat of such risks or related countermeasures, may materially and adversely affect our business, operating results and financial condition.

We may be subject to liability and regulatory action if we are unable to protect personal and other confidential information.

In recent years, there have been many cases of personal information and records in the possession of corporations and institutions being leaked or improperly accessed. In the event that personal information in our possession about our customers or employees is leaked or improperly accessed and subsequently misused, we may be subject to liability and regulatory action. The standards applicable to us have become more stringent under the new Personal Information Protection Act of Japan, which became effective from April 2005. As an institution in possession of personal information, we may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information in accordance with the Personal Information Protection Act. In addition, such incidents could create a negative public perception of our operations, systems or brand, which may in turn decrease customer and market confidence and materially and adversely affect our business, operating results and financial condition.

Adverse regulatory developments or changes in laws, government policies or economic controls could have a negative impact on our business and results of operations.

We conduct our business subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in Japan and the other markets in which we operate. Future developments or changes in laws, regulations, policies, voluntary codes of practice, fiscal or other policies and their effects are unpredictable and beyond our control. In particular, the Financial Services Agency has announced various regulatory changes that it would consider. For example, in December 2004, the Financial Services Agency launched an initiative designed to identify additional subjects for future financial reforms to be enacted over the next two years relating to various financial issues, including the possible enactment of an investment services law, which aims to provide an overall regulatory regime applicable to financial institutions and financial products and the improvement of corporate governance and risk management of financial institutions. The Financial Services Agency and other regulatory authorities also have the authority to conduct, at any time, inspections to review banks’ accounts, including ours. Any of the changes referred to above or any action that must be taken by us, whether as a result of regulatory developments or changes or inspections, could negatively affect our business and results of operations.

Our business may be adversely affected by competitive pressures, which have increased significantly due to regulatory changes.

In recent years, the Japanese financial system has been increasingly deregulated and barriers to competition have been reduced. In addition, the Japanese financial industry has been undergoing significant consolidation, as a result of which larger and more integrated financial institutions have emerged as competitors. If we are unable to compete effectively in this more competitive and deregulated business environment, our business, results of operations and financial condition will be adversely affected. For a more detailed discussion of our competition in Japan, see “Item 4.B. Information on the Company—Business Overview—Competition—Japan.”

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

A.    History and Development of the Company

We are a major commercial banking organization in Japan and provide a broad range of domestic and international banking services from our offices in Japan and around the world. We are a “city” bank, as opposed to a regional bank. Our registered head office is located at 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan, and our telephone number is 81-3-3240-1111. We are a joint stock company (kabushiki kaisha) incorporated in Japan under the Japanese Commercial Code.

We were formed through the merger, on April 1, 1996, of The Mitsubishi Bank, Limited and The Bank of Tokyo, Ltd. The origins of Mitsubishi Bank can be traced to the Mitsubishi Exchange Office, a money exchange house established in 1880 by Yataro Iwasaki, a key figure in the Japanese industrial revolution and the founder of the Mitsubishi industrial, commercial and financial group. In 1895, the Mitsubishi Exchange Office was succeeded by the Banking Division of the Mitsubishi Goshi Kaisha, the holding company of the “Mitsubishi group” of companies, that began in the late 19th century with interests in shipping and trading. Mitsubishi Bank had been a principal bank to many of the Mitsubishi group companies, but broadened its relationships to cover a wide range of Japanese industries, small and medium-sized companies and individuals.

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

We are a member of the “Mitsubishi group” of companies. The expression “Mitsubishi group” is used to describe companies with historical links to a group of companies that were under common control. Although there are numerous, generally small, cross-shareholdings among these companies even today, the Mitsubishi group companies have been managed and operated independently. The Mitsubishi group companies are engaged in a broad range of activities including manufacturing, trading, natural resources, transportation, real estate, banking and insurance.

On April 2, 2001, we, Mitsubishi Trust Bank and Nippon Trust Bank established Mitsubishi Tokyo Financial Group, Inc. to be a holding company for the three of us. Before that, each of us had been a publicly held company. On April 2, 2001, through a stock-for-stock exchange, each of us became a wholly-owned subsidiary of Mitsubishi Tokyo Financial Group. Nippon Trust Bank was later merged into Mitsubishi Trust Bank. As a result, we and Mitsubishi Trust Bank are now both directly held subsidiary banks of Mitsubishi Tokyo Financial Group, although each of our two banks also has other subsidiaries of its own.

On September 1, 2002, we completed the merger of our securities subsidiaries and affiliate, KOKUSAI Securities Co., Ltd., Tokyo-Mitsubishi Securities Co., Ltd. and Tokyo-Mitsubishi Personal Securities Co., Ltd., and Mitsubishi Trust Bank’s securities affiliate, Issei Securities Co., Ltd., to form Mitsubishi Securities Co., Ltd., or Mitsubishi Securities. Since the merger, we have been consolidating various areas of our securities and investment banking business, such as mergers and acquisitions, part of its derivative operations, corporate advisory and securitization operations, under Mitsubishi Securities.

On July 1, 2005, Mitsubishi Tokyo Financial Group, Inc. made Mitsubishi Securities a directly-held subsidiary by acquiring all of the shares of Mitsubishi Securities common stock held by us and Mitsubishi Trust Bank.

On June 29, 2005, the merger agreement between us and UFJ Bank was approved at our general shareholders meeting and the general shareholders meeting of UFJ Bank. As the surviving entity, we will be renamed “The Bank of Tokyo-Mitsubishi UFJ, Ltd.” and will be a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc. Although we originally planned to complete our merger with UFJ Bank on October 1, 2005, we postponed the merger to January 1, 2006 in order to enable additional testing of the two banks’ systems intended to minimize risks arising from the merger. The merger agreement between us and UFJ Bank was amended to reflect the postponement, and the amendment is subject to shareholder approval. The postponement may lead to future changes in Mitsubishi Tokyo Financial Group’s plan to complete all systems integration group-wide by March 31, 2007. However, the merger between the parent companies, Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, the merger between Mitsubishi Trust Bank and UFJ Trust Bank and the merger between Mitsubishi Securities and UFJ Tsubasa Securities Co., Ltd. are still expected to occur on October 1, 2005.

For a discussion of the planned integration with the UFJ Bank and other recent developments, see “Item 4.B. Business Overview” and “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

B.    Business Overview

We are a major Japanese commercial banking organization. We provide a broad range of domestic and international banking services in Japan and around the world. As of June 1, 2005, our network in Japan included 251 branches, 28 sub-branches, 60 loan plazas, 474 branch ATMs and 19,062 convenience store-based, non-exclusive ATMs. We organize our operations based on customer and product segmentation, as follows:

•	retail banking;

•	commercial banking;

•	global corporate banking;

•	investment banking and asset management;

•	UNBC;

•	operations services;

•	treasury; and

•	other, including systems services and eBusiness & IT initiatives.

In April 2004, Mitsubishi Tokyo Financial Group, Inc. introduced an integrated business group system which combines our operations with those of Mitsubishi Trust Bank into three core business areas: Retail, Corporate and Trust Assets. Under the integrated business group system, each of our business units will further cooperate with our other business units and the various business groups of Mitsubishi Tokyo Financial Group. For example,

•	Mitsubishi Securities will collaborate with the retail banking business unit to develop and offer products and services for our retail clients as part of our Integrated Retail Banking Business Group.

•	The commercial banking business unit, the global corporate banking business unit, the investment banking and asset management business unit and Mitsubishi Securities will work together to develop and provide products and services for our corporate clients as part of our Integrated Corporate Banking Business Group.

•	Our IT solution business, which is part of the eBusiness and IT initiatives business unit, will also offer services as part of our Integrated Corporate Banking Business Group.

•	Our asset management services and global custody services, which is part of the investment banking and asset management business unit, will collaborate with business groups of Mitsubishi Trust Bank to offer services and products as part of our Integrated Trust Assets Business Group.

The UNBC business unit, the operations services unit, the treasury unit, the system services unit, the eBusiness & IT initiatives unit with the exception of IT solution business, and the corporate center are not part of Mitsubishi Tokyo Financial Group’s integrated business group system.

For a detailed analysis of financial results by business segments, which is mainly based on our business organizations, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Business Segment Analysis.” For a detailed analysis of financial results by geographic segment, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Geographic Segment Analysis.”

On June 29, 2005, the merger agreement between us and UFJ Bank was approved at our general shareholders meeting and the general shareholders meeting of UFJ Bank. Although we originally planned to complete our merger with UFJ Bank on October 1, 2005, we postponed the merger to January 1, 2006 in order to enable additional testing of the two banks’ systems intended to minimize risks arising from the merger. The postponement may lead to future changes in Mitsubishi Tokyo Financial Group’s plan to complete all systems integration group-wide by March 31, 2007. However, the merger between the parent companies, Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, the merger between Mitsubishi Trust Bank and UFJ Trust Bank and the merger between Mitsubishi Securities and UFJ Tsubasa Securities are still expected to occur on October 1, 2005.

Through the merger, the integrated group aims to create a leading comprehensive banking institution that is competitive on a global basis and provides a broad range of financial products and services to a worldwide client base. We believe that our business operations and domestic and global branch networks are highly complementary with those of UFJ Bank. By leveraging the respective strengths of each bank, creating synergies through the merger and reinforcing a customer-focused management philosophy, we will seek to improve the standard of our products and services and seek to provide significant benefits expected from the merger to customers and shareholders.

Following the merger, we believe that the integrated group will have the largest market value among Japanese financial institutions, and we will be the largest bank in the world when measured by assets. The integrated group will also have a strong presence in core financial business areas, including:

•	banking;

•	trust banking;

•	securities;

•	investment trusts;

•	credit cards and consumer finance;

•	leasing; and

•	international banking.

Retail Banking Business Unit

Our retail banking business unit offers a full range of banking products and services, including financial consulting services to individual customers in Japan through its branch offices and other direct distribution channels.

Deposits.    The unit offers a full range of bank deposit products. The unit also introduced a new non-interest-bearing deposit account that is redeemable on demand and intended primarily for payment and settlement functions, and is fully insured without a maximum amount limitation. In addition, the unit also offers a wide range of foreign currency deposit accounts.

Investment trusts.    The unit offers 30 equity and public utility bond funds and a program fund, the M-CUBE program, which was developed exclusively for us by Frank Russell Company and combines four specific funds. The unit offers a menu of funds that allows customers to achieve their desired balance of risk diversification and return. During 2004, the unit introduced three new open-ended funds and four new closed-end funds.

Individual annuity insurance.    The unit has been actively promoting the sales of individual annuity insurance products since the Japanese government lifted the prohibition against sales of such products by banks in October 2002. The unit’s current product lineup features capital guaranteed variable annuity products, foreign currency-denominated variable annuity products and foreign currency- and yen-denominated fixed annuity insurance products.

We formed business alliances in individual annuity insurance product development and sales with Manulife Life Insurance Company in March 2004, with Millea Group’s Tokio Marine & Nichido Financial Life Insurance Co., Ltd. in September 2004, and with AIG Star Life Insurance Co., Ltd. in January 2005.

Securities intermediation operations.    The unit entered the securities industry following the lifting of the ban on securities intermediation by banks in Japan on December 1, 2004 with Mitsubishi Securities and Me Net Securities Co., Ltd. acting as securities agents. After the transfer of around 300 employees from Mitsubishi Securities, securities intermediation operations commenced from April 2005 at all branches that offer investment trusts (247 branches as of June 2005). The unit intends to increase its range of product offerings in the future.

Loans.    The unit offers housing loans, card loans and other loans to individuals. With respect to housing loans, the unit has begun offering long-term fixed interest loans with a maximum period of 35 years. Furthermore, the unit conducts business development as an integrated group through activities such as offering favorable interest rates for housing loans that are implemented together with Mitsubishi Trust Bank.

Credit cards.    In October 2004, we launched a new comprehensive IC card service that adds VISA credit card and electronic money functions to our bank cash card. The card is also equipped with a biometric verification security system that enhances security for customers. This comprehensive IC card with biometric verification system is the first such product in the world. In addition, our subsidiaries, DC Card Co., Ltd. and Tokyo Credit Services, Ltd., offer VISA and MasterCard credit cards.

Domestic Network.    In addition to its branch offices, the retail banking business unit offers products and services through other direct distribution channels such as ATMs (including a convenience store-based ATM network utilized by a number of different banks), “Tokyo-Mitsubishi Direct” (telephone and internet banking services), “MTFG Telebank” (utilizes broadband video technology to provide counter services) and mail order. In December 2004, we formed a business alliance with Japan Post in ATM/CD services.

In February 2004, we opened MTFG Plaza, which provides individual customers with one-stop access to the comprehensive financial product lineup of Mitsubishi Tokyo Financial Group by integrating commercial bank, trust bank and securities services. We operated eight MTFG Plazas as of March 31, 2005.

Trust agency operations.    As a trust agency, the unit markets Mitsubishi Trust Bank products to its retail customers. In addition, following the December 2004 amendments to the Trust Business Law allowing trust agencies to begin conducting inheritance-related businesses, starting March 2005 the unit began offering five Mitsubishi Trust Bank inheritance-related services.

Commercial Banking Business Unit

As part of Mitsubishi Tokyo Financial Group’s Integrated Corporate Banking Business Group, the commercial banking business unit provides banking products and services to a wide range of business customers, from large corporations to medium-sized and small businesses, and is responsible for customer relationships. The unit serves these customers through 115 offices in Japan as well as directly from its headquarters. The unit provides traditional commercial banking services, such as deposits, settlement, foreign exchange and loans, as well as trust products of Mitsubishi Trust Bank, electronic banking and highly sophisticated consultancy services to meet its customers’ needs. The unit works closely with other business units, such as the global corporate banking business unit, the treasury unit and the investment banking and asset management business unit.

Financing and fund management.    The unit advises on financing methods to meet various financing needs, including loans with derivatives, corporate bonds, commercial paper, asset backed securities, securitization programs and syndicated loans. The unit also offers a wide range of products to meet fund management needs, such as deposits with derivatives, government bonds, debenture notes and investment funds.

Advice on business expansion overseas.    The unit provides advisory services to clients launching businesses overseas, particularly Japanese companies expanding into other Asian countries.

Settlement services.    The unit provides electronic banking services that allow customers to make domestic and overseas remittances electronically. The unit’s settlement and cash management services include global settlement services, Global Cash Management Services, a global pooling/netting service, and Treasury Station, a fund management system for group companies. These services are particularly useful to customers who do business worldwide.

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

Corporate welfare facilities.    The unit offers products and administrative services to help customers with employee benefit plans. As a service to customers, the unit often provides housing loans to customers’ employees. The unit also provides company-sponsored employee savings plans and defined contribution plans.

Global Corporate Banking Business Unit

Our global corporate banking business unit provides banking services to large Japanese corporations as well as the overseas operations of both large and medium-sized Japanese corporations. The unit also caters to non-Japanese corporations who do business on a global basis. The unit serves customers through corporate banking divisions in Tokyo, a global network of 57 overseas branches and sub-branches, 16 representative offices and overseas banking subsidiaries.

Overseas business support.    The unit provides a full range of services to support customers’ overseas activities, including loans, deposits, assistance with mergers and acquisitions and cash management services. The unit provides financial services to customers in cooperation with other business units, such as the treasury unit and the investment banking and asset management business unit, and also through subsidiaries that are part of those units, such as Mitsubishi Securities, Mitsubishi Securities International plc (formerly Tokyo-Mitsubishi International plc) and BTM Capital Corporation.

The unit also provides advisory services to help customers develop financial strategies, such as arranging the issuance of asset-backed commercial paper, providing credit commitments and securitizing real estate in Japan. Together with the investment banking and asset management business unit, the unit also developed its investment banking business to increase our non-interest income.

Global Cash Management Service.    We started offering Global Cash Management Service, or GCMS, through our foreign branches. This service allows customers to monitor their foreign accounts and make remittances through their personal computers, and we have introduced several enhancements such as Internet-based access and Chinese-language capability. This service is now available through 24 foreign branches and the total number of GCMS corporate customers was over 2,804 as of March 31, 2005.

Investment Banking and Asset Management Business Unit

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

Capital Markets.    The unit provides arrangement services relating to private placements for mainly medium-sized enterprise issuers and institutional investors. During the fiscal year ended March 31, 2005, we arranged 2,449 issuances totaling ¥352.9 billion.

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

Syndicated loans.    The unit structures and syndicates many types of loan transactions, including term loans, revolving credit and structured transactions. It has loan syndication operations in Tokyo, New York, London, Hong Kong and Singapore. We arranged syndicated loans with an aggregate principal amount totaling $78.3 billion in the fiscal year ended March 31, 2005.

Structured finance.    The unit engages in project finance, real estate finance, lease related finance, and other types of non-recourse or limited-recourse and structured financings. It provides customers with financial advisory services, loan arrangements and agency services. It has teams located in Tokyo, Hong Kong, Singapore, London, New York and Boston.

Other investment banking services.    In the United States, the unit offers leasing services through two subsidiaries, BTM Capital Corporation and BTM Leasing & Finance. BTM Capital Corporation offers a wide range of leasing services to non-Japanese customers, while BTM Leasing & Finance focuses on providing services to the U.S. subsidiaries and affiliates of Japanese corporations.

Asset Management

The unit provides asset management and trust products and services mainly to high net worth individuals, branch customers and corporate clients in Japan. Generally, these products and services are delivered to our customers through the retail banking business unit and the commercial banking business unit, and are provided by Mitsubishi Asset Management Co., Ltd. and Mitsubishi Trust Bank. Mitsubishi Asset Management was formed on October 1, 2004 through a merger between Tokyo-Mitsubishi Asset Management Ltd. and Mitsubishi Trust Asset Management Co., Ltd. Mitsubishi Asset Management aims to become a leader in Japan’s publicly offered investment trust industry by leveraging its high-quality, sophisticated products and services with our broad customer base.

Asset management.    Mitsubishi Asset Management, a licensed investment trust management company and discretionary investment advisor, provides investment trust-related products and services. It also offers a wide array of other investment products which, as of March 31, 2005, are marketed by almost 70 Japanese financial institutions, including us, Mitsubishi Trust Bank and regional banks, mainly to individual customers.

Mitsubishi Asset Management has continued to expand its investment product line. In the first half of the fiscal year ended March 31, 2005, it launched a SRI (Socially Responsible Investment) fund that mainly invests in Japanese companies that have a reputation for being employee-friendly.

We and Mitsubishi Asset Management also maintain business relationships with Mellon Financial Group, Frank Russell Company, Ltd. and Schroder Investment Management (Japan) Ltd. Mitsubishi Asset Management distributes sophisticated investment products provided by these institutions.

Mitsubishi Asset Management signed a merger agreement with UFJ Partners Asset Management Co., Ltd. which is one of the subsidiaries of UFJ group, on July 1, 2005. The merger is scheduled to occur on October 1, 2005. The name of the new asset management company will be “Mitsubishi UFJ Asset Management Co., Ltd.”

Advice on Defined Contribution Plans.    We provide consulting services for defined contribution plans through Defined Contribution Plan Consulting of Japan Co., Ltd., which was established by us in alliance with Mitsubishi Trust Bank, Meiji Yasuda Life Insurance Company and Tokio Marine & Nichido Fire Insurance Co., Ltd., following legislation introduced in October 2001. Defined Contribution Plan Consulting of Japan provides a full range of services, such as plan administration services and advising clients in the selection of investment products, to meet various needs for our corporate clients and the plan participants.

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

UNBC Business Unit

As of June 30, 2005, we owned 61.2% of UnionBanCal Corporation, a publicly traded company listed on the NYSE. UnionBanCal is a U.S. commercial bank holding company. Union Bank of California, N.A., UnionBanCal’s bank subsidiary, is one of the largest commercial banks in California based on total assets and total deposits and is among the oldest banks on the West Coast, having roots as far back as 1864.

UNBC provides a wide range of financial services to consumers, small businesses, middle-market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally.

UNBC’s operations are divided into four primary groups:

The Community Banking and Investment Services Group.    This group offers its customers a wide spectrum of financial products within its comprehensive lineup. With a broad line of checking and savings, investment, loan and fee-based banking products, individual and business clients, including not-for-profit, small and institutional investors, can each have their specific needs met. As of June 30, 2005, these products are offered in 318 full-service branches, primarily in California, as well as in Oregon and Washington. In addition, the group offers international and settlement services, e-banking through its website, check cashing services at its Cash & Save locations and loan and investment products tailored to its high net worth consumer customers through its private banking business. Institutional customers are offered employee benefit, 401(k) administration, corporate trust, securities lending and custody (global and domestic) services. The group also includes a registered broker-dealer and a registered investment advisor, which provide investment advisory services and manage a proprietary mutual fund family.

The Commercial Financial Services Group.    This group offers a variety of commercial financial services, including commercial loans and project financing, real estate financing, asset-based financing, trade finance and letters of credit, lease financing, customized cash management services and selected capital markets products. The group’s customers include middle-market companies, large corporations, real estate companies and other more specialized industry customers. In addition, specialized depository services are offered to title and escrow companies, retailers, domestic financial institutions, bankruptcy trustees and other customers with significant deposit volumes.

The International Banking Group.    This group primarily provides correspondent banking and trade finance-related products and services to financial institutions worldwide, primarily in Asia.

The Global Markets Group.    This group is responsible for treasury management, which encompasses wholesale funding, liquidity management and interest rate risk management. In collaboration with our other business groups, this group also offers customers a broad range of financial services products and risk management products.

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

Operations services.    The operations division of our operations services unit provides operations services for the domestic commercial banking activities of the retail banking, commercial banking and global corporate banking business units. We have expanded centralized processing at its operations centers, which will increase the efficiency of our branch offices.

The operations division also offers outsourcing services in foreign remittance, export and import operations for Japanese financial institutions. As of March 31, 2005, 71 Japanese banks utilized our foreign remittance services offered under its Global Operation Automatic Link (GOAL) service, and a number of Japanese banks outsourced their export and import operations to us.

Correspondent banking and settlement.    The payment and clearing services division of our operations services unit maintains financial institutions’ accounts with correspondent arrangements. As of March 31, 2005, we had correspondent arrangements with 2,915 foreign banks and other financial institutions, of which 1,599 had yen settlement accounts with us. We also had correspondent arrangements with 133 Japanese financial institutions, for which we held 147 yen and foreign currency accounts.

The Foreign Exchange Yen Clearing System in Japan introduced an entrustment procedure for yen clearing through which banks may entrust other banks to conduct yen clearing for them. We have the largest share of this business in the market. As of March 31, 2005, 47 regional and foreign banks in Japan outsourced their yen clearing operations to us. We handled approximately 28% of these transactions based on transaction amounts and is a market leader in the yen settlement business.

Our payment and clearing services division is also taking the initiative in the global implementation of the Continuous Linked Settlement operation, which is intended to eliminate the settlement risk that can occur when foreign exchange deals are settled.

Treasury Unit

Our treasury unit manages our overall funding requirements. The unit is responsible for our asset liability management and manages our securities investment portfolio, foreign exchange and derivatives transactions, including proprietary trading. It works with other business units to provide various financial products such as foreign currency forward, currency options and commercial paper.

The treasury unit is active in financial markets worldwide and has global treasury offices in Tokyo, New York, London, Singapore and Hong Kong.

As part of our asset liability management, the treasury unit seeks to control our interest rate and liquidity risks and to enable it to conduct its investment and fund-raising activities within an appropriate range of risk. The treasury unit centrally monitors and manages all interest rate risk and liquidity risk for us.

In the international money markets, the treasury unit raises foreign currency funds through inter-bank transactions, deposits and certificates of deposit. It actively deals in short-term yen-denominated instruments, such as interest rate swaps, futures and options on futures. We are a major market maker in short-term yen interest rate swaps.

We are a leading market maker for the Tokyo foreign exchange and over-the-counter currency option markets. We have a large market share of transactions in the U.S. dollar-yen sector and in other major cross currency and currency option trading.

The unit also actively trades in the secondary market for Japanese government bonds, local government bonds and government guaranteed bonds.

Other Business Units

In addition to the above, we also have other business units, including:

•	system services, which is responsible for our computer systems;

•	eBusiness & IT initiatives, which is responsible for developing and overseeing our information technology as well as related business opportunities; and

•	the corporate center, which retains functions such as our strategic planning, overall risk management, internal auditing and compliance.

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

Japan

Deregulation.    Competition in Japan has intensified as a result of the relaxation of regulations relating to Japanese financial institutions. Previously, there were various restrictions, such as foreign exchange controls, ceilings on deposit interest rates and restrictions that compartmentalized business sectors. These restrictions served to limit competition. However, as a result of the deregulation of the financial sector, such as through the “Financial Big Bang” which was announced in 1996, most of these restrictions were lifted before 2000. Deregulation has eliminated barriers between different types of Japanese financial institutions, which are now able to compete directly against one another. Deregulation and market factors have also facilitated the entry of various large foreign financial institutions into the Japanese domestic market.

The Law Amending the Relevant Laws for the Reform of the Financial System, or the Financial System Reform Act, which was promulgated in June 1998, provided a framework for the reform of the Japanese financial system by reducing the barriers between the banking, securities and insurance businesses and enabled financial institutions to engage in businesses which they were not permitted to conduct before. The Banking Law, as amended, now permits banks to engage in the securities business by establishing or otherwise owning domestic and overseas securities subsidiaries with the approval of the Financial Services Agency, an agency of the Cabinet Office. Further increase in competition among financial institutions is expected in these new areas of permissible activities.

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

In the corporate banking sector, the principal effect of these reforms has been the increase in competition as two structural features of Japan’s highly specialized and segmented financial system have eroded:

•	the separation of banking and securities businesses in Japan; and

•	the distinctions among the permissible activities of Japan’s three principal types of private banking institutions.

For a discussion of the three principal types of private banking institutions, see “—The Japanese Financial System.” In addition, in recent years, Japanese corporations are increasingly raising funds by accessing the capital markets, both within Japan and overseas, resulting in a decline in demand for loan financing. Furthermore, as foreign exchange controls have been generally eliminated, customers can now have direct access to foreign financial institutions, with which we must also compete.

In the consumer banking sector, the deregulation of interest rates on yen deposits and other factors have enabled banks to offer customers an increasingly attractive and diversified range of products. For example, banks may now sell investment trusts and some types of insurance products, with the possibility of expanding to additional types of insurance products in the future. We will face competition in this sector from other private financial institutions as well as from Japan Post, a government-run public services corporation established on April 1, 2003, which was formerly known as the Postal Service Agency and which is the world’s largest holder of deposits. Recently, competition has also increased due to the development of new products and distribution channels. For example, Japanese banks have started competing with one another by developing innovative proprietary computer technologies that allow them to deliver basic banking services in a more efficient manner and to create sophisticated new products in response to customer demand.

The trust assets business is a promising growth area that is competitive and becoming more so because of changes in the industry. In addition, there is growing corporate demand for change in the trust regulatory environment, such as reform of the pension system and related accounting regulations under Japanese GAAP.

However, competition may increase in the future as regulatory barriers to entry are lowered. A new trust business law came into effect on December 30, 2004. Among other things, the new trust business law expands the types of property that can be entrusted and allows non-financial companies to conduct trust business upon approval. The new law also adopts a new type of registration for companies that wish to conduct only the administration type trust business. These regulatory developments are expected to facilitate the expansion of the trust business, but competition in this area is also expected to intensify.

Integration.    Another major reason for heightened competition in Japan is the integration and reorganization of Japanese financial institutions. In 1998, amendments were made to the Banking Law to allow the establishment of bank holding companies, and this development together with various factors, such as the decline of institutional strength caused by the bad loan crisis and intensifying global competition, resulted in a number of integrations involving major banks in recent years. In September 2000, The Dai-Ichi Kangyo Bank, Limited, The Fuji Bank, Limited and The Industrial Bank of Japan, Limited jointly established a holding company, Mizuho Holdings, Inc., to own the three banks. In April 2002, these three banks were reorganized into two banks—Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd. In April 2001, The Sumitomo Bank, Limited and The Sakura Bank, Limited were merged into Sumitomo Mitsui Banking Corporation. In December 2001, The Daiwa Bank, Ltd. and two regional banks established Daiwa Bank Holdings Inc., which in March 2002 consolidated with Asahi Bank, Ltd. and changed its corporate name to Resona Holdings, Inc. in October 2002. For information on the injection of public funds into Resona Bank, Ltd., a subsidiary bank of Resona Holdings, Inc., see “—Supervision and Regulation—Japan—Deposit Insurance System and Government Investment in Financial Institutions.”

Foreign

In the United States, we face substantial competition in all aspects of our business. We face competition from other large U.S. and foreign-owned money-center banks, as well as from similar institutions that provide financial services. Through Union Bank of California, we currently compete principally with U.S. and foreign-owned money-center and regional banks, thrift institutions, insurance companies, asset management companies, investment advisory companies, consumer finance companies, credit unions and other financial institutions.

In other international markets, we face competition from commercial banks and similar financial institutions, particularly major international banks and the leading domestic banks in the local financial markets in which we conduct business.

The Japanese Financial System

Japanese financial institutions may be categorized into three types:

•	the central bank, namely the Bank of Japan;

•	private banking institutions; and

•	government financial institutions.

The Bank of Japan

The Bank of Japan’s role is to maintain price stability and the stability of the financial system to ensure a solid foundation for sound economic development.

Private Banking Institutions

Private banking institutions in Japan are commonly classified into three categories (the following numbers are based on currently available information published by the Financial Services Agency) as of July 8, 2005:

•	ordinary banks (127 ordinary banks and 70 foreign commercial banks with ordinary banking operations);

•	trust banks (25 trust banks, including 6 Japanese subsidiaries of foreign financial institutions); and

•	long-term credit banks (one long-term credit bank).

Ordinary banks in turn are classified as city banks, of which there are six, including us and UFJ Bank, and regional banks, of which there are 112. In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished based on head office location as well as the size and scope of their operations.

The city banks are generally considered to constitute the largest and most influential group of banks in Japan. Generally, these banks are based in large cities, such as Tokyo and Osaka, and operate nationally through networks of branch offices. City banks have traditionally emphasized their business with large corporate clients, including the major industrial companies in Japan. However, in light of deregulation and other competitive factors, many of these banks, including us and UFJ Bank, in recent years have increased their emphasis on other markets, such as small and medium-sized companies and retail banking.

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

In recent years, almost all of the city banks have consolidated with other city banks and also, in some cases, with trust banks or long-term credit banks. Integration among these banks was achieved, in most cases, through the use of a bank holding company as discussed in “—Competition—Japan—Integration” and “—Supervision and Regulation—Japan—Bank Holding Company Regulations.”

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

Among them are the following:

•	The Development Bank of Japan, whose purpose is to contribute to the economic development of Japan by extending long-term loans, mainly to primary and secondary sector industries;

•	Japan Bank for International Cooperation, whose purpose is to supplement and encourage the private financing of exports, imports, overseas investments and overseas economic cooperation;

•	Japan Finance Corporation for Small Business, The Government Housing Loan Corporation and The Agriculture, Forestry and Fisheries Finance Corporation, the purpose of each of which is to supplement private financing in its relevant field of activity; and

•	The Postal Service Agency, which was reorganized in April 2003 into Japan Post, a government-run public services corporation.

Supervision and Regulation

Japan

Supervision.    As a result of the deregulation and structural reforms in the Japanese financial industry, Japanese financial institutions gained the opportunity to provide a wider range of financial products and options to their clients, while at the same time becoming subject to stricter control and supervision.

After several reorganizations of Japanese governmental agencies, the Financial Services Agency was established as an agency of the Cabinet Office in 1998. It is responsible for supervising and inspecting financial institutions, making policy for the overall Japanese financial system and conducting insolvency proceedings with respect to financial institutions. The Bank of Japan, as the central bank for financial institutions, conducts “on-site inspections,” in which its staff visits financial institutions and inspects the assets and risk management systems of those institutions.

The Banking Law.    Among the various laws that regulate financial institutions, the Banking Law and its subordinated orders and ordinances are regarded as the fundamental law for ordinary banks and other private financial institutions. The Banking Law addresses bank holding companies, capital adequacy, inspections and reporting, as well as the scope of business activities, disclosure, accounting, limitation on granting credit and standards for arm’s length transactions.

Bank holding company regulations.    In December 1997, the Anti-Monopoly Law was amended to generally permit the creation and existence of holding companies, which had been previously prohibited, except in circumstances in which the existence of a holding company would result in an excessive concentration of economic power. Additional legislative measures relating to holding companies of certain types of financial institutions, such as banks, trust banks and securities companies, were also proposed around this time and they ultimately became effective in March 1998. In connection with those legislative measures and amendments, in December 1997, the Fair Trade Commission amended the guidelines under the Anti-Monopoly Law to relax the standards for approval of a financial institution’s stockholdings of more than 5% in another company, thereby permitting a financial institution to acquire interests in other financial institutions.

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

Under the risk-based capital framework for credit risk purposes of the capital adequacy guidelines, on-balance sheet assets and off-balance sheet exposures are assessed according to broad categories of relative risk, based primarily on the credit risk of the counterparty and country transfer risk. Five categories of risk weights (0%, 10%, 20%, 50%, 100%) are applied to the different types of balance sheet assets. Off-balance sheet exposures are taken into account by applying different categories of “credit conversion factors” or by using the “current exposure” method to arrive at credit-equivalent amounts, which are then weighted in the same manner as on-balance sheet assets involving similar counterparties, except that the maximum risk weight is 50% for exposures relating to foreign exchange, interest rate and other derivative contracts.

In addition to credit risks, the guidelines regulate market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices. The risks subject to these guidelines are:

•	the risks pertaining to interest rate-related instruments and equities in the trading book; and

•	foreign exchange risks and commodities risks of the bank.

With regard to capital, the capital adequacy guidelines are in accordance with the standards of the Bank for International Settlement for a target minimum standard ratio of capital to modified risk-weighted assets of 8.0%. Modified risk-weighted assets is the sum of risk-weighted assets compiled for credit risk purposes and market risks multiplied by 12.5. The capital adequacy guidelines place considerable emphasis on tangible common stockholders’ equity as the core element of the capital base, with appropriate recognition of other components of capital.

Capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. Tier I capital generally consists of stockholders’ equity items, including common stock, preferred stock, capital surplus, retained earnings (which includes deferred tax assets) and minority interests, but recorded goodwill and other items, such as treasury stock, are deducted from Tier I capital. Tier II capital generally consists of:

•	general reserves for credit losses, subject to a limit of 1.25% of modified risk-weighted assets;

•	45% of the unrealized gains on investment securities available for sale;

•	45% of the land revaluation excess;

•	the balance of perpetual subordinated debt; and

•	the balance of subordinated term debt with an original maturity of over five years up to 50% of Tier I capital.

Tier III capital generally consists of short-term subordinated debt with an original maturity of at least two years and which is subject to a “lock-in” provision, which stipulates that neither interest nor principal may be paid if such payment would cause the bank’s overall capital amount to be less than its minimum capital requirement. At least 50% of the minimum total capital requirements must be maintained in the form of Tier I capital.

Several regulatory changes have been proposed with respect to the calculation of capital ratios. In particular, the Financial System Council of the Financial Services Agency is discussing the adoption of rules limiting the amount of deferred tax assets that may be included in the calculation of Tier I and total regulatory capital.

Inspection and reporting.    By evaluating banks’ systems of self-assessment, auditing their accounts and reviewing their compliance with laws and regulations, the Financial Services Agency monitors the financial soundness of banks, including the status and performance of their control systems for business activities. The inspection of banks is performed pursuant to a Financial Inspection Manual published by the Financial Services Agency with a view to emphasizing (1) each bank’s self-assessment rather than the advice of the governmental authority and (2) risk management made by each bank instead of a simple assessment of its assets. In recent years, the Financial Services Agency has continuously conducted special inspections of major banks in Japan regarding the grading and levels of write-offs and provisioning of some of their borrowers.

The Financial Services Agency, if necessary to secure the sound and appropriate operation of a bank’s business, may request the submission of reports or materials from, or conduct an on-site inspection of, the bank or the bank holding company which holds the bank. If a bank’s capital adequacy ratio falls below a specified level, the Financial Services Agency may request the bank to submit an improvement program and may restrict or suspend the bank’s operation when it determines that action is necessary.

Under the amendments to the Banking Law and its subordinated orders and ordinances, which became effective as of April 1, 2002, a person who desires to hold 20% or, in exceptional cases 15%, or more of the voting rights of a bank holding company or a bank is required to obtain prior approval from the Prime Minister. In addition, the Prime Minister may request the submission of reports or materials from, or conduct an inspection of, the person who holds 20% or 15%, as the case may be, or more of the voting rights of a bank holding company or a bank if necessary to ensure the appropriate business operation of the bank.

Furthermore, any person who becomes a holder of more than 5% of the voting rights of a bank holding company or bank must report its ownership of voting rights to the Director of the relevant local finance bureau within five business days. In addition, except in some exceptional cases, any subsequent change of 1% or more in any previously reported holding or any change in material matters set out in reports previously filed must be reported.

The Bank of Japan also conducts inspections of banks similar to those undertaken by the Financial Services Agency. The Bank of Japan Law provides that the Bank of Japan and financial institutions may agree as to the form of inspection to be conducted by the Bank of Japan.

Laws limiting shareholdings of banks.    The provisions of the Anti-Monopoly Law that prohibit a bank from holding more than 5% of another company’s voting rights do not apply to a bank holding company. However, the Banking Law prohibits a bank holding company and its subsidiaries from holding, on an aggregated basis, more than 15% of the voting rights of companies other than those which can legally become subsidiaries of bank holding companies.

In November 2001, a law which imposes a limitation on a bank’s shareholding of up to the amount equivalent to its Tier I capital was enacted. This limitation was scheduled to become effective in September 2004, but the effective date has been postponed to September 2006. To assist banks in complying with this limitation while mitigating the adverse impact on the stock market, the Banks’ Shareholdings Purchase Corporation was established through the contributions of 128 financial institutions to acquire stocks from banks at market prices. The lifespan of the Banks’ Shareholdings Purchase Corporation was extended to March 2017.

In October 2002, the Policy Board of the Bank of Japan issued guidelines for the Bank of Japan’s purchase of listed stocks from commercial banks whose aggregate value of stockholdings exceed their Tier I capital. The Bank of Japan has adopted this policy for the purpose of assisting commercial banks in reducing the size of their share portfolios without materially adversely affecting prevailing market prices. Under the guidelines, which were revised in March 2003, the Bank of Japan will acquire up to ¥3 trillion of stock from the portfolios of commercial banks at prevailing market prices and not sell the acquired securities until after September 2007.

The Securities and Exchange Law.    Article 65 of the Securities and Exchange Law of Japan generally prohibits a bank from engaging in the securities business. Under this law, banks, including us and Mitsubishi Trust Bank, may not engage in the securities business except for limited activities such as dealing in, underwriting and acting as broker for, Japanese governmental bonds, Japanese local government bonds and Japanese government guaranteed bonds, and selling investment trust certificates. A recent deregulation of the securities business has made clear that banks may engage in market-inducting businesses such as providing advice in connection with public offerings or listings and that banks may provide securities intermediary services with appropriate firewalls.

In general, the restrictions of the Securities and Exchange Law do not extend directly to the subsidiaries of banks located outside Japan, which engage in the securities business mainly in connection with capital raising by Japanese companies outside of Japan.

Despite the general prohibition under Article 65, the Financial System Reform Act allows banks, trust banks and securities companies to engage in the businesses of other financial sectors through their subsidiaries in Japan. Furthermore, banks’ securities subsidiaries in Japan are now permitted to engage in the underwriting and brokerage of not only bonds, but also equity securities. This has enabled the securities subsidiaries of banks to offer various securities-related services to their customers.

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

Law concerning trust business conducted by financial institutions.    Under the Trust Business Law, joint stock companies that are licensed by the Prime Minister as trust companies are allowed to conduct trust business. In addition, under the Law Concerning Concurrent Operation for Trust Business by Financial Institutions, banks and other financial institutions, as permitted by the Prime Minister, are able to conduct trust business. The Trust Business Law was amended in December 2004 to expand the types of property that can be entrusted, to allow non-financial companies to conduct trust business and to allow a new type of registration to conduct only administration type trust business.

Deposit insurance system and government investment in financial institutions.    The Deposit Insurance Law is intended to protect depositors if a financial institution fails to meet its obligations. The Deposit Insurance Corporation was established in accordance with that law.

City banks, regional banks, trust banks, long-term credit banks and various other credit institutions participate in the deposit insurance system on a compulsory basis.

Under the Deposit Insurance Law, the maximum amount of protection is ¥10 million per customer within one bank. Since April 1, 2005, all deposits are subject to the ¥10 million maximum, except non-interest bearing deposits that are redeemable on demand and used by the depositor primarily for payment and settlement functions, which are fully protected without a maximum amount limitation. Currently, the Deposit Insurance Corporation charges insurance premiums equal to 0.115% on the deposits in current accounts, ordinary accounts and other similar accounts, which are fully protected as mentioned above, and premiums equal to 0.083% on the deposits in other accounts.

Since 1998, the failure of a number of large-scale financial institutions has led to the introduction of various measures with a view to stabilize Japan’s financial system, including financial support from the national budget.

The Law Concerning Emergency Measures for Revitalization of Financial Function, or the Financial Revitalization Law, enacted in October 1998, provides for (1) temporary national control of a failed financial institution, (2) the dispatch of a financial resolution administrator to the failed financial institution, and (3) the establishment of a bridge bank which takes over the business of the failed financial institution on a temporary basis.

The Law Concerning Emergency Measures for Early Strengthening of Financial Function, or the Financial Function Early Strengthening Law, also enacted in October 1998, provided for government funds to be made available to financial institutions “prior to failure” as well as to financial institutions with “sound” management, to increase the capital ratio of such financial institutions and to strengthen their function as financial market intermediaries. The availability of new funds for this purpose ended in March 2001. Capital injections made under the Financial Function Early Strengthening Law amounted to approximately ¥10 trillion.

Banks and bank holding companies that have received investments from the Resolution and Collection Corporation under the framework that previously existed under the Financial Function Early Strengthening Law are required to submit and, if necessary, update their restructuring plans relating to their management, finances and other activities. If a bank or bank holding company materially fails to meet the operating targets set in its restructuring plan, the Financial Services Agency can require it to report on alternative measures to achieve the targets, and also issue a business improvement order requiring it to submit a business improvement plan that indicates concrete measures to achieve the targets. See “— Administrative Sanctions Against the UFJ Group by the Financial Services Agency.”

Starting in April 2001, amendments to the Deposit Insurance Law established a new framework which enables the Deposit Insurance Corporation to inject capital into a bank if the Commissioner of the Financial Services Agency recognizes it must do so to guard against financial systemic risk. In May 2003, Resona Bank, Ltd., a subsidiary bank of Resona Holdings, Inc., was recognized by the Prime Minister to be in need of a subscription of shares and other measures to expand its capital. The recognition was made in accordance with Article 102, Section 1 of the Deposit Insurance Law. In response to the recognition, Resona Bank, Ltd. applied for and received an injection of public funds in the total amount of ¥1.96 trillion.

Personal Information Protection Law.    With regards to protection of personal information, the new Personal Information Protection Law became fully effective on April 1, 2005. Among other matters, the law requires Japanese banking institutions to limit the use of personal information to the stated purpose and to properly manage the personal information in their possession, and forbids them from providing personal information to third parties without consent. If a bank violates certain provisions of the law, the Financial Services Agency may advise or order the bank to take proper action. Furthermore, stricter rules than the standards stated in the law may be introduced for financial institutions in the near future.

Law concerning Protection of Depositors from Illegal Withdrawals made by Counterfeit or Stolen Cards.     This new law, which was promulgated in August 2005 and is scheduled to become effective in February 2006, requires financial institutions to establish internal systems to prevent illegal withdrawals of deposits made using counterfeit or stolen bank cards. The law also requires financial institutions to compensate depositors for any amount illegally withdrawn using counterfeit bank cards, unless the financial institution can verify that it acted in good faith without negligence, and there is gross negligence on the part of the relevant account holder.

Administrative Sanctions Against the UFJ Group by the Financial Services Agency.    The UFJ group’s predecessor entities, like other major Japanese banks, were recipients of public funds in the form of preferred shares and subordinated loans during the 1990s. Due to the continued ownership by Japan’s Resolution and Collection Corporation of preferred shares of UFJ Holdings, the UFJ group is required to prepare a business revitalization plan and report to the Financial Services Agency on progress in meeting its goals. For the year ended March 31, 2003, 15 financial institutions, including the UFJ group, underperformed some of their plan targets by more than 30% and, as a result, the Financial Services Agency in August 2003 issued business improvement administrative orders against such institutions.

For the year ended March 31, 2004, the UFJ group again failed to meet the goals of its business revitalization plan, largely due to the recognition of substantial additional credit-related expenses as a result of inspections conducted by the Financial Services Agency on the classification of large borrowers. In the course of those inspections, the Financial Services Agency concluded that members of the UFJ group’s management had taken actions that amounted to evasions of inspection. Following these events, the UFJ group was the subject of additional business improvement administrative actions by the Financial Services Agency in June 2004. The causes of these sanctions led to the resignation of the top management of UFJ Holdings, UFJ Bank and UFJ Trust Bank. The administrative order also directed the UFJ group to address serious deficiencies in its internal control framework. The UFJ group’s new management submitted a business improvement plan to the Financial Services Agency in July 2004 and intends to take any measures necessary to address the Financial Services Agency’s concerns. Subsequently, in October 2004, the Financial Services Agency filed criminal indictments against UFJ Bank and former members of its management with the Tokyo District Public Prosecutors Office. At the same time, the Financial Services Agency ordered the suspension of loan origination for new customers by UFJ Bank’s Tokyo corporate office and Osaka corporate office for the period from October 18, 2004 to April 17, 2005. In conjunction with these indictments, the Tokyo District Public Prosecutors Office announced in December 2004 that it would seek to prosecute UFJ Bank, its former executive officers and a former employee on suspicion of violations of the Banking Law. In February 2005, three former executives of UFJ Bank pleaded guilty to obstructing the Financial Services Agency’s inspections in violation of the Banking Law. On April 25, 2005, UFJ Bank and its former executives were convicted of breaches of the Banking Law. UFJ Bank was fined ¥90 million, a former executive officer was sentenced to ten months imprisonment with a stay of execution for three years and two other former executive officers were sentenced to eight months imprisonment with a stay of execution for three years.

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

The Federal Reserve Board functions as our “umbrella” regulator under amendments to the BHCA effected by the Gramm-Leach-Bliley Act of 1999, which among other things:

•	prohibited further expansion of activities in which bank holding companies, acting directly or through nonbank subsidiaries, may engage;

•	authorized qualifying bank holding companies to opt to become “financial holding companies,” and thereby acquire the authority to engage in an expanded list of activities, including merchant banking, insurance underwriting and a full range of securities activities; and

•	modified the role of the Federal Reserve Board by specifying new relationships between the Federal Reserve Board and the functional regulators of nonbank subsidiaries of both bank holding companies and financial holding companies.

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

As an example of state supervision, our branches in New York are licensed by the New York State Superintendent of Banks, or the Superintendent, pursuant to the New York Banking Law. Under the New York Banking Law and the Superintendent’s Regulations, we must maintain with banks in the State of New York eligible assets as defined and in amounts determined by the Superintendent. These New York branches must also submit written reports concerning their assets and liabilities and other matters, to the extent required by the Superintendent, and are examined at periodic intervals by the New York State Banking Department. In addition, the Superintendent is authorized to take possession of our business and property located in New York whenever events specified in the New York Banking Law occur.

U.S. subsidiary banks.    We own and control two U.S. banks:

•	Bank of Tokyo-Mitsubishi Trust Company, New York, New York,

•	Union Bank of California, N.A. (through our subsidiary, UnionBanCal Corporation, a registered bank holding company).

Bank of Tokyo-Mitsubishi Trust Company is chartered by the State of New York and is subject to the supervision, examination and regulatory authority of the Superintendent pursuant to the New York Banking Law. Union Bank of California, N.A., is a national bank subject to the supervision, examination and regulatory authority of the OCC pursuant to the National Bank Act.

The Federal Deposit Insurance Corporation, or the FDIC, is the primary federal agency responsible for the supervision, examination and regulation of the New York-chartered bank referred to above, and insures the deposits of both U.S. subsidiary banks. In the event of the failure of an FDIC-insured bank, the FDIC is virtually certain to be appointed as receiver, and would resolve the failure under provisions of the Federal Deposit Insurance Act.

An FDIC-insured institution that is affiliated with a failed or failing FDIC-insured institution can be required to indemnify the FDIC for losses resulting from the insolvency of the failed institution, even if this causes the affiliated institution also to become insolvent. In the liquidation or other resolution of a failed FDIC-insured depository institution, deposits in its U.S. offices and other claims for administrative expenses and employee compensation are afforded priority over other general unsecured claims, including deposits in offices outside the United States, non-deposit claims in all offices and claims of a parent company. Moreover, under longstanding Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength for its subsidiary banks and to commit resources to support such banks.

Bank capital requirements and capital distributions.    Our U.S. bank subsidiaries and UnionBanCal Corporation, our U.S. subsidiary bank holding company, are subject to applicable risk-based and leverage capital guidelines issued by U.S. regulators for banks and bank holding companies. All of our U.S. subsidiary banks are “well capitalized” under those guidelines as they apply to banks, and our U.S. subsidiary bank holding company exceeds all minimum regulatory capital requirements applicable to domestic bank holding companies. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, provides, among other things, for expanded regulation of insured depository institutions, including banks, and their parent holding companies. As required by FDICIA, the federal banking agencies have established five capital tiers ranging from “well capitalized” to “critically undercapitalized” for insured depository institutions. As an institution’s capital position deteriorates, the federal banking regulators may take progressively stronger actions, such as further restricting affiliate transactions, activities, asset growth or interest payments. In addition, FDICIA generally prohibits an insured depository institution from making capital distributions, including the payment of dividends, or the payment of any management fee to its holding company, if the insured depository institution would subsequently become undercapitalized.

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

The Gramm-Leach-Bliley Act removed almost all of the pre-existing statutory barriers to affiliations between commercial banks and securities firms by repealing Sections 20 and 32 of the Glass-Steagall Act. At the same time, however, the so-called “push-out” provisions of the Gramm-Leach-Bliley Act narrowed the exclusion of banks, including the U.S. branches of foreign banks, from the definitions of “broker” and “dealer” under the Securities Exchange Act of 1934, potentially requiring all such banks to transfer some activities to affiliated broker-dealers. The SEC has issued rules regarding the push-out of “dealer” functions that became effective on September 30, 2003. On June 30, 2004, the SEC issued its proposed Regulation B, which would govern the push-out requirements for “broker” functions. The SEC has issued Regulation B in interim form but has exempted banks from the definition of “broker” until September 30, 2005. The final form of Regulation B, its applicability to banks and the date of its effectiveness are still subject to change. At this time, we do not believe that these push-out rules as adopted or as currently proposed will have a significant impact on our business as currently conducted in the United States.

USA PATRIOT Act.    The USA PATRIOT Act of 2001 substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extraterritorial jurisdiction of the United States. Failure of a financial institution to comply with the USA PATRIOT Act’s requirements could have serious legal and reputational consequences for the institution.

C.     Organizational Structure

The following chart presents our basic corporate structure as of July 1, 2005:

Mitsubishi Tokyo Financial Group, Inc. is the sole shareholder of us and Mitsubishi Trust Bank. It recently became a direct shareholder of Mitsubishi Securities and Mitsubishi Asset Management. The other subsidiaries of Mitsubishi Tokyo Financial Group, Inc. are held indirectly under us, Mitsubishi Trust Bank, Mitsubishi Securities and Mitsubishi Asset Management.

On October 1, 2004, Tokyo-Mitsubishi Asset Management Ltd. and Mitsubishi Trust Asset Management Co., Ltd. were merged to create Mitsubishi Asset Management. As a result, Mitsubishi Tokyo Financial Group, Inc. directly holds 50% of Mitsubishi Asset Management, while Mitsubishi Trust Bank and Bank of Tokyo-Mitsubishi holds 25% and 15%, respectively.

On July 1, 2005, Mitsubishi Tokyo Financial Group, Inc. made Mitsubishi Securities a directly-held subsidiary by acquiring all of the shares of Mitsubishi Securities common stock held by us and Mitsubishi Trust Bank. As a result of the transaction, Mitsubishi Tokyo Financial Group, Inc. holds Mitsubishi Securities common stock representing 57.5% of the voting rights as of July 1, 2005.

Mitsubishi Tokyo Financial Group, Inc. also holds shares representing 12.9% of ACOM (15.1% together with the interests of Mitsubishi Trust Bank) and shares representing 40.0% of the voting rights in Diamond Computer Service Co., Ltd.

Set forth below is a list of our significant subsidiaries at March 31, 2005.

Name	Country of incorporation	Proportion of ownership interest (%)	Proportion of voting interest (%)
Mitsubishi Securities Co., Ltd.(1)	Japan	54.06	53.72
DC Card Co., Ltd.	Japan	41.30	41.30
Mitsubishi Tokyo Wealth Management Securities, Ltd.	Japan	100.00	100.00
The Diamond Factors Limited	Japan	75.83	75.83
The Diamond Home Credit Company Limited	Japan	99.66	99.66
BOT Lease Co., Ltd.	Japan	16.06	16.06
UnionBanCal Corporation	United States	61.04	61.04
Union Bank of California, N.A.	United States	61.04	61.04
Bank of Tokyo-Mitsubishi Trust Company	United States	100.00	100.00
Mitsubishi Securities International plc(2)	United Kingdom	100.00	100.00
Mitsubishi Tokyo Wealth Management (Switzerland), Ltd.	Switzerland	90.00	90.00

(1)	On July 1, 2005, all of Mitsubishi Securities common stock held by us were acquired by Mitsubishi Tokyo Financial Group, Inc.
(2)	Our ownership interest in Mitsubishi Securities International plc was indirectly held through Mitsubishi Securities.

D.    Property, Plants and Equipment

The following table presents our premises and equipment at cost as of March 31, 2004 and 2005:

	At March 31
	2004	2005
	(in millions)
Land	¥96,802	¥97,565
Buildings	319,088	314,779
Equipment and furniture	394,419	393,214
Leasehold improvements	205,538	207,973
Construction in progress	4,136	2,923

Total	1,019,983	1,016,454
Less accumulated depreciation	585,460	589,069

Premises and equipment—net	¥434,523	¥427,385

Our head office is located at 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, and comprises 1,326,000 square meters of office space. At March 31, 2005, we conducted our banking operations either in our owned premises or in leased properties.

The following table presents the areas and book values of our material office and other properties at March 31, 2005:

	Area	Book value
	(in thousands of square feet)	(in millions)
Owned land	10,991	¥97,565
Leased land	1,190	—
Owned buildings	12,998	167,753
Leased buildings	7,516	—

Our owned land and buildings are primarily used by our branches. Most of the buildings and land owned by us are free from material encumbrances, except as described below.

In March 1999, we sold a 50% undivided interest in each of our head office land and building and our main office land and building and, at the same time, we entered into an agreement to lease back from the buyer the 50% undivided interests of the buildings sold for a period of seven years. We accounted for these transactions as financing arrangements. On July 21, 2005, we reached an agreement to buy back the aforementioned land and building from the buyer on August 31, 2005.

During the fiscal year ended March 31, 2005, we invested approximately ¥38.7 billion in our subsidiaries primarily for office renovations and purchases of furniture and equipment.

Item 5.	Operating and Financial Review and Prospects.

The following discussion and analysis should be read in conjunction with “Item 3.A. Key Information—Selected Financial Data,” “Selected Statistical Data” and our consolidated financial statements and related notes included elsewhere in this Annual Report.

A.	Operating Results

Introduction

We are a wholly owned subsidiary of Mitsubishi Tokyo Financial Group, Inc. We engage in a broad range of financial operations, including commercial banking, investment banking and asset management services, and provide related services to individual and corporate customers.

Key Financial Figures

The following are some key figures in accordance with US GAAP relating to our business:

	Fiscal year ended March 31,
	2003	2004	2005
	(in billions)
Net interest income	¥825.6	¥781.3	¥808.7
Provision (credit) for credit losses	287.3	(142.4)	125.1
Non-interest income	724.6	983.1	804.0
Non-interest expense	973.3	1,035.0	960.7
Net income	249.0	537.6	287.1
Total assets (at end of period)	77,680.4	85,058.6	92,050.3

Our revenues consist of net interest income and non-interest income.

Net interest income is a function of:

•	the amount of interest-earning assets,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Non-interest income consists of:

•	fees and commissions, including

•	trust fees,

•	fees on funds transfer and service charges for collections,

•	fees and commissions on international business,

•	fees and commissions on credit card business,

•	service charges on deposits,

•	fees and commissions on securities business, and

•	other fees and commissions;

•	foreign exchange gains (losses)—net, which primarily include net gains (losses) on currency derivative instruments entered into for trading purposes and transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies;

•	trading account profits—net, which primarily include net gains (losses) on trading securities and interest rate derivative instruments entered into for trading purposes;

•	investment securities gains (losses)—net, which primarily include net gains on sales of marketable securities, particularly marketable equity securities;

•	equity in earnings (losses) of equity method investees; and

•	other non-interest income.

Provision (credit) for credit losses are charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. Although in recent periods, we generally recorded a provision for credit losses, we recorded a reversal of allowance for credit losses in the fiscal year ended March 31, 2004.

Business Trends and Challenges

Reduction of nonperforming loans.    We have been actively working on disposing nonperforming loans. We met the guideline for the disposal of nonperforming loans, which was based on a Japanese regulation established under the program for financial revival announced by the Japanese government in October 2002. Under the program, the Financial Services Agency stated that it would strive to normalize the problems with nonperforming loans by March 31, 2005, by reducing major Japanese banks’ ratio of nonperforming loans to total loans by about half. The following table sets forth a summary of our nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments, and allowance for credit losses at March 31, 2003, 2004 and 2005:

	At March 31,
	2003	2004	2005
	(in billions, except percentages)
Nonaccrual loans	¥1,069.1	¥790.5	¥631.1
Restructured loans	1,028.5	426.8	365.3
Accruing loans contractually past due 90 days or more	18.1	12.0	10.1
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of loans	5.29%	3.08%	2.32%
Allowance for credit losses	¥1,058.6	¥649.3	¥568.5
Allowance for credit losses as a percentage of loans	2.65%	1.63%	1.31%
Allowance for credit losses as a percentage of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	50.04%	52.82%	56.48%

In the future, we may suffer additional losses due to new nonperforming loans, and our allowance for credit losses may be insufficient to cover future loan losses.

Broader range of products.    The reduction of barriers since the late 1990s among the banking, securities and insurance businesses has enabled us to engage in businesses such as sales of annuity and investment trusts to retail banking customers, which we were not permitted to conduct before. We have been seeking, and will continue to seek, to increase our fees and commissions by taking advantage of the reduction of barriers and other deregulatory trends.

Greater competition.    We face strong competition in all of our principal areas of operation as a result of the relaxation of regulations relating to Japanese financial institutions. Deregulation has eliminated barriers between different types of Japanese financial institutions, which are now able to compete directly against one another. Deregulation and market factors have also facilitated the entry of various large foreign financial institutions into the Japanese domestic market. Greater competition may prevent us from increasing our level of fee income in the future.

External economic conditions.    The financial services industry and the global financial markets are influenced by many unpredictable factors, including economic conditions, monetary policy, international political events, liquidity in global markets and regulatory developments. Our operations are significantly affected by external factors, such as the level and volatility of interest rates, currency exchange rates, stock and real estate markets and other economic and market conditions. In addition, we hold a significant number of shares in some of our customers for strategic purposes, in particular to maintain long-term relationships. These shareholdings expose us to risk of losses resulting from a decline in market prices of the shares. Accordingly, our results of operations may vary significantly from period to period because of unpredictable events, including unexpected failures of large corporate borrowers, defaults in emerging markets and market volatility.

Recent Developments

Management Integration of Mitsubishi Tokyo Financial Group and the UFJ Group

Signing of Basic Agreement.    On August 12, 2004, Mitsubishi Tokyo Financial Group, Inc., UFJ Holdings, we, UFJ Bank, Mitsubishi Trust Bank, UFJ Trust Bank, Mitsubishi Securities and UFJ Tsubasa Securities concluded a basic agreement with regard to the management integration of the holding companies, banks, trust banks and securities companies of the two groups.

Preferred Stock Investment into UFJ Bank.    On September 17, 2004, Mitsubishi Tokyo Financial Group, Inc. purchased 3.5 billion non-voting class E preferred shares issued by UFJ Bank for ¥700 billion. This capital injection to UFJ Bank is part of the proposed management integration with the UFJ group. The investment is based on the assumption that the management integration of the two groups will proceed, and is intended to maximize the benefits of the management integration.

Signing of Integration Agreement.    On February 18, 2005, Mitsubishi Tokyo Financial Group, Inc., UFJ Holdings, we, UFJ Bank, Mitsubishi Trust Bank, UFJ Trust Bank, Mitsubishi Securities and UFJ Tsubasa Securities entered into an integration agreement, which sets forth various terms of the management integration, including the merger ratios, company names and other material terms. The merger ratios with respect to the common stock set forth in the integration agreement are as follows:

•	Holding companies: 0.62 shares of Mitsubishi Tokyo Financial Group, Inc. common stock for each share of UFJ Holdings common stock;

•	Banks: 0.62 shares of our common stock for each share of UFJ Bank common stock;

•	Trust banks: 0.62 shares of Mitsubishi Trust Bank common stock for each share of UFJ Trust Bank common stock; and

•	Securities companies: 0.42 shares of Mitsubishi Securities common stock for each share of UFJ Tsubasa Securities common stock.

On April 20, 2005, the parties to the integration agreement amended several technical provisions in the integration agreement to make the terms consistent with the merger agreements entered into on April 20, 2005 between the holding companies, banks, trust banks and securities companies.

Announcement of Integration Strategy.    On February 18, 2005, Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings also announced some details about implementing the combined group’s integration strategy. In particular, Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings announced the following cost saving measures:

•	A group-wide reduction and reassignment of roughly 10,000 employees by streamlining back office operations mainly in the head office, including a reduction of staff by approximately 6,000 and a reassignment of approximately 4,000 to strategic business areas and marketing sections by the end of the fiscal year ending March 31, 2009.

•	Integration of systems relating to treasury activities and overseas activities by the closing of the merger, and integration of the domestic settlement and information systems by the end of the fiscal year ending March 31, 2008.

•	Consolidation of approximately 170 retail branches and 100 corporate branches in Japan, and approximately 30 overseas branches by the end of the fiscal year ending March 31, 2009.

•	Integration of head office functions and overlapping subsidiaries.

In implementing the integration strategy, Mitsubishi Tokyo Financial Group, Inc. expects that the combined group’s integration-related costs will exceed cost synergies for the first one to two years following the merger until the cost saving effects begin to materialize. In addition, Mitsubishi Tokyo Financial Group, Inc. expects that the combined group’s revenues will decrease for the first one to two years after the merger as the combined group adjusts loan exposures to certain borrowers.

Signing of Merger Agreement.    On April 20, 2005, we and UFJ Bank entered into a merger agreement setting forth the final terms of the merger, including the detailed terms of our shares to be issued to UFJ Bank’s shareholder and other proposed amendments to our articles of incorporation upon the merger, as well as the details of the shareholders meetings at which the merger agreement and related matters necessary to complete the merger were to be approved.

Approval of Merger Agreement at General Shareholders Meeting.    On June 29, 2005, the merger agreement between Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc. was approved at the general shareholders meetings of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings. The merger agreement between us and UFJ Bank was also approved at the general shareholders meeting of UFJ Bank and at our general shareholders meeting. The general shareholders meetings of Mitsubishi Trust Bank, UFJ Trust Bank, Mitsubishi Securities and UFJ Tsubasa Securities, which were also held in late June 2005, also approved the merger agreements of the respective trust banks and securities companies.

Effect of the Merger.    Pursuant to the merger agreement, we will combine our business with that of UFJ Bank by consummating a statutory merger under the Commercial Code of Japan, with The Bank of Tokyo-Mitsubishi, Ltd. being the surviving entity. As a result of the merger, UFJ Bank shareholders of record as of the date one day prior to the date of the merger will become entitled to receive 0.62 shares of our common stock in exchange for each share of UFJ Bank common stock. Concurrently, the surviving entity will be renamed “The Bank of Tokyo-Mitsubishi UFJ, Ltd.”

Postponement of the Merger.    Although we originally planned to complete our merger with UFJ Bank on October 1, 2005, we postponed the merger to January 1, 2006 in order to enable additional testing of the two banks’ systems intended to minimize risks arising from the merger. Our merger agreement with UFJ Bank was amended to reflect the postponement, and the amendment is subject to shareholder approval. However, the merger between the parent companies, Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, the merger between Mitsubishi Trust Bank and UFJ Trust Bank and the merger between Mitsubishi Securities and UFJ Tsubasa Securities are still expected to occur on October 1, 2005. Additional delays or other difficulties in integrating the systems with UFJ Bank may result in additional costs or cause delays in achieving targeted cost savings and other merger synergies.

Introduction of Integrated Business Groups

Effective April 1, 2004, Mitsubishi Tokyo Financial Group implemented a new integrated business group system, which currently integrates our operations together with the operations of Mitsubishi Trust Bank and Mitsubishi Securities in the following three areas—Retail, Corporate, and Trust Assets.

Issuance of “Non-dilutive” Preferred Securities by a Funding Vehicle of Mitsubishi Tokyo Financial Group, Inc.

On August 24, 2005, MTFG Capital Finance Limited, a special purpose company of Mitsubishi Tokyo Financial Group, Inc. established in the Cayman Islands, issued ¥165 billion in non-cumulative perpetual preferred securities in a private placement to institutional investors. The proceeds will be provided to us through BTM Preferred Capital Limited, our wholly-owned vehicle, to strengthen our capital base under the BIS capital adequacy requirements, and thus the flexibility of our capital management.

Mitsubishi Securities Becomes a Directly-Held Subsidiary of Mitsubishi Tokyo Financial Group, Inc.

On July 1, 2005, Mitsubishi Tokyo Financial Group, Inc. made Mitsubishi Securities a directly-held subsidiary by acquiring all of the shares of Mitsubishi Securities common stock held by us and Mitsubishi Trust Bank. As a result of the transaction, Mitsubishi Tokyo Financial Group holds Mitsubishi Securities common stock representing 57.43% of the voting rights as of July 1, 2005, and we no longer hold any shares of Mitsubishi Securities common stock. For the fiscal year ended March 31, 2005, however, Mitsubishi Securities is reported as one of our consolidated subsidiaries.

Strategic Business and Capital Alliance between Mitsubishi Tokyo Financial Group, Inc. and ACOM

In March 2004, Mitsubishi Tokyo Financial Group, Inc. reached an agreement with ACOM, a consumer finance company in Japan, with respect to a strategic business alliance in retail financial services and a capital alliance. The main elements of the business alliance are undertaken by ACOM and us. As part of the capital alliance, in April 2004, Mitsubishi Tokyo Financial Group, Inc. acquired an additional 12.9% of the common shares of ACOM, resulting in an aggregate ownership interest of 15.1% in ACOM.

Basic Agreement Regarding the Combination of Operations and Reorganization to Strengthen the Consumer Finance Business

On October 29, 2004, Mitsubishi Tokyo Financial Group, Inc., we, DC Card Co., Ltd. and Tokyo-Mitsubishi Cash One Ltd., or Cash One, reached a basic agreement with ACOM to integrate and reorganize the business operations of our consumer finance business. Cash One will integrate its business operations with DC Card’s processing centers, call centers and guarantee divisions during the first half of the fiscal year ending March 31, 2006. On January 31, 2005, ACOM acquired shares in DC Card and Cash One. After the acquisition of the shares, ACOM owns approximately 55% and Mitsubishi Tokyo Financial Group owns approximately 45% of the common shares of Cash One, which has changed its name to DC Cash One Ltd.

Transfer of Shareholdings in Diamond Computer Service

During the fiscal year ended March 31, 2005, Mitsubishi Tokyo Financial Group, Inc. acquired 100% of Diamond Computer Service Co., Ltd., or DCS, which provides data processing and IT development services, through a share exchange. 26,205 shares of Mitsubishi Tokyo Financial Group Inc. common stock were issued in exchange for all of the outstanding shares of DCS’s common stock based on the exchange ratio of 0.00135 shares of Mitsubishi Tokyo Financial Group Inc. common stock for each share of DCS’s common stock. Following the completion of the exchange offer, in accordance with a business alliance between DCS and Mitsubishi Research Institute, Inc., or MRI, a research and consulting company headquartered in Tokyo, Japan, Mitsubishi Tokyo Financial Group Inc. sold 60% of its shares of DCS to MRI.

Planned Merger of Mitsubishi Asset Management and UFJ Partners Asset Management

On July 1, 2005, Mitsubishi Asset Management Co., Ltd. and UFJ Partners Asset Management Co., Ltd. signed a merger agreement, which was subsequently approved at the general meeting of shareholders of the respective companies on July 25, 2005.

Mitsubishi Asset Management was created on October 1, 2004 by the merger of Tokyo-Mitsubishi Asset Management Ltd. and Mitsubishi Trust Asset Management Co., Ltd., and we own 15% of Mitsubishi Asset Management. The merger of Mitsubishi Asset Management and UFJ Partners Asset Management is scheduled to be completed on October 1, 2005. The name of the new asset management company will be Mitsubishi UFJ Asset Management Co., Ltd.

Business Revitalization Plan of Mitsubishi Motors

On January 28, 2005, Mitsubishi Motors Corporation announced a new business revitalization plan through the fiscal year ending March 31, 2008. The new revitalization plan includes measures for stabilizing Mitsubishi Motors’ operations and improving its financial position over the medium- and long-term. In connection with the revitalization plan, and at the request of Mitsubishi Motors, we, Mitsubishi Heavy Industries, Ltd. and Mitsubishi Corporation participated in a capital enhancement of ¥274 billion by purchasing newly issued common and preferred shares of Mitsubishi Motors on March 10, 2005. As a result, we subscribed to common and preferred shares of Mitsubishi Motors for an aggregate amount of ¥154 billion, of which ¥54 billion consisted of a debt-for-equity swap. In addition, on March 22, 2005, Mitsubishi Trust Bank purchased, in a debt-for-equity swap, newly issued preferred shares of Mitsubishi Motors for an aggregate amount of ¥10.2 billion.

Suspension of Consolidated Corporate-Tax System

In February 2005, Mitsubishi Tokyo Financial Group, Inc.’s application to suspend the consolidated corporate-tax system, which has been adopted since the fiscal year ended March 31, 2003, was approved by the Japanese tax authorities. Mitsubishi Tokyo Financial Group, Inc. filed for the fiscal year ended March 31, 2005, its tax returns under the consolidated corporate-tax system, which allows companies to base tax payments on the combined profits or losses of a parent company and its wholly-owned domestic subsidiaries. Due to the suspension of the consolidated corporate-tax system, deferred income taxes have been calculated separately based on temporary differences as of March 31, 2005 and future taxable income at each company.

Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities

As discussed under “Accounting Changes” below, the substitutional portion of our employee pension fund liabilities was transferred to the Japanese government in March 2005. Since the transfer was completed after the measurement date in the fiscal year ended March 31, 2005, the impact of the transfer, an increase in pre-tax income of ¥36.1 billion, will be reflected to our consolidated financial statements for the fiscal year ending March 31, 2006.

Strengthening of Corporate Governance in the United States

Mitsubishi Tokyo Financial Group, Inc. has decided to strengthen its corporate governance function in the United States by appointing a managing officer with responsibility for corporate governance in the United States as of June 29, 2005. This managing officer will be resident in the United States and will oversee governance-related matters with respect to Mitsubishi Tokyo Financial Group’s U.S. consolidated subsidiaries, including risk management, and legal and other compliance issues. In conjunction with this appointment, Mitsubishi Tokyo Financial Group, Inc. has also established a Corporate Governance Division for the United States to carry out support functions for the managing officer.

Purchase of 50% of Our Head Office and Nihonbashi Annex

On July 21, 2005, we announced that we reached an agreement to purchase from Mitsubishi Estate Co., Ltd., or Mitsubishi Estate, the equivalent of 50% of the land and building of each of our head office and Nihonbashi annex. These assets are currently jointly owned by us and Mitsubishi Estate. The purchase is scheduled to take place on August 31, 2005 and the total purchase price will be ¥111.3 billion. For further information, see note 7 to our consolidated financial statements.

Business Environment

We engage in a wide range of financial operations, including commercial banking, investment banking, asset management and securities-related businesses, and provide related services to individual and corporate customers around the world. Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	General economic conditions;

•	Interest rates;

•	Currency exchange rates; and

•	Stock and real estate prices.

Economic Environment in Japan

In the Japanese economy, exports and capital expenditures rose due to increased overseas demand in the early part of the current period. Private consumption also steadily increased as consumer confidence improved. Nevertheless, a certain degree of uncertainty prevailed over the Japanese economy from the latter part of the fiscal year ended March 31, 2005 and deflation continued.

With respect to interest rates, the Bank of Japan continued its current easy monetary policy and kept short-term interest rates at near zero percent. On the other hand, the yield on ten-year Japanese government bonds which was approximately 1.4% in April 2004, rose temporarily to approximately 1.9% in June and July 2004, before declining to approximately 1.3% in March 2005. As of mid-August 2005, the yield was around 1.4%. The following chart shows the interest rate trends in Japan since January 2000:

The Japanese stock markets were relatively stable during the fiscal year ended March 31 2005. The Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, declined from ¥11,715.39 at March 31, 2004 to ¥11,668.95 at March 31, 2005. Conversely, the Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, rose from 1,179.23 at March 31, 2004 to 1,182.18 at March 31, 2005. As of mid-August 2005, the Nikkei Stock Average was around ¥12,000, and TOPIX was around 1,200.

In the foreign exchange markets, although the yen initially depreciated against the U.S. dollar mainly due to the rise in the U.S. federal funds rate, the exchange rate subsequently stabilized and remained within a narrow range. See “Item 3. A. Key Information—Selected Financial Data—Exchange Rate Information” for the historical noon buying rates of the Federal Reserve Bank of New York.

Land prices in Japan continued to decline during the fiscal year ended March 31, 2005, but the extent of the decline was smaller than the previous fiscal year. Based on the average government-set official land prices as of

January 1, 2005, nationwide residential land prices declined 4.6%, compared to a 5.7% decline in the previous fiscal year, and nationwide land prices for commercial properties declined 5.6%, compared to a 7.4% decline in the previous fiscal year.

The number of corporate bankruptcy filings in Japan during the fiscal year ended March 31, 2005 was approximately 13,000 representing a 16% decline compared with the previous fiscal year.

International Financial Markets

With respect to the financial and economic environment for the fiscal year ended March 31, 2005, overseas economies moved toward recovery in the early part of this period, particularly in the United States where the recovery was driven by large-scale tax cuts, and in China where domestic demand continued to expand. In the latter part of the fiscal year, however, a certain degree of uncertainty prevailed in overseas economies as the positive effects of the tax cuts in the United States began to wane, as China began to restrain investments and as crude oil prices rose sharply.

In the United States, the 10-year U.S. treasury note, a benchmark for long-term interest rates, started at around 3.8% in April 2004 and rose to around 4.5% in March 2005. As of mid-July 2005, the yield was around 4.2%. The target for the federal funds rate has been steadily increased since the end of the previous fiscal year, rising from 1.0% in April 2004 to 3.5% as of August 2005.

In the EU, the European Central Bank’s policy rate remained at 2% during the fiscal year ended March 31, 2005 and has remained unchanged as of July 2005.

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

Allowance for Credit Losses

The allowance for credit losses represents management’s estimate of probable losses in our loan portfolio. The evaluation process involves a number of estimates and judgments. The allowance is based on two principles of accounting: (1) Statement of Financial Accounting Standards, or SFAS, No. 5, “Accounting for Contingencies,” which requires that losses be accrued when they are probable of occurring and can be estimated; and (2) SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures,” which require that losses be accrued based on the difference between the present value of expected future cash flows discounted at the loan’s effective interest rate, the fair value of collateral or the loan’s value that is observable in the secondary market and the loan balance.

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

The allowance for loans exposed to specific country risk is based on an estimate of probable losses relating to our exposure to countries that we identify as having a high degree of transfer risk. We use a country risk grading system that assigns risk ratings to individual countries. To determine the risk rating, we consider the instability of foreign currency and difficulties regarding our borrowers’ ability to service their debt.

The formula allowance uses a model based on historical losses as an indicator of future probable losses. However, the use of historical losses is inherently uncertain and as a result could differ from losses incurred in the future. However, since this history is updated with the most recent loss information, the differences that might otherwise occur are mitigated.

Our actual losses could be more or less than the estimates. The unallocated allowance captures losses that are attributable to various economic events, industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in the allocated allowance. For further information regarding our allowance for credit losses, see “Item 5.B. Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

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

To the extent that actual losses differ from management’s estimates, additional provisions for credit losses may be required that would adversely impact our operating results and financial condition in future periods.

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

Prior to the fiscal year ended March 31, 2004, we did not take the lengths of time that a decline continued into consideration with respect to debt securities because a substantial majority of our investments in debt securities are in high-grade fixed-rate bonds, including sovereign bonds such as U.S. treasury bonds and we generally had the intent to hold such investments for a period longer than that inherent in cyclical short-term market price fluctuations due to market interest rate and foreign exchange rate changes. However, in light of the recent decline in the bond market, which made it difficult for us to hold debt securities for a period longer than that necessary for recovery, during the fiscal year ended March 31, 2004, we determined that the length of period that a decline in fair value continued should be considered in identifying other-than temporary decline in fair value of debt securities. The aggregate amount of unrealized losses at March 31, 2005 that we determined to be temporary was ¥34,884 million.

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

Non-marketable equity securities.    We consider the credit standing of issuers and the extent of decline in net assets of issuers to determine whether the decline is other than temporary. When we determine that the decline is other than temporary, non-marketable equity securities are written down to our share of the amount of the issuer’s net assets, which approximates fair value.

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

At March 31, 2005, we had operating loss carryforwards of ¥982.2 billion. Based on our estimates of future taxable income, we recognized a valuation allowance for a portion of the operating loss carryforwards.

Because the establishment of the valuation allowance is an inherently uncertain process involving estimates, currently established allowance may not be sufficient. If the estimated allowance is not sufficient, we will incur additional deferred tax expenses, which could materially affect our operating results and financial condition in future periods.

Accounting for Goodwill

US GAAP requires us to test goodwill for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit of our business, which is to be compared with the carrying amount of the unit, to identify potential impairment of goodwill. The fair value of a reporting unit is defined as the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Since an observable quoted market price for units is not always available, the estimate of fair value is based on the best information available, including prices for comparable units and the results of using other valuation techniques including the present value technique, which requires an estimate of future cash flows and other assumptions. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss. This test requires comparison of the implied fair value of the unit’s goodwill with the carrying amount of that goodwill. The estimate of the implied fair value of the reporting unit’s goodwill requires us to allocate the fair value of a reporting unit to all of the assets and liabilities of that unit, including unrecognized intangible assets, if any, since the implied fair value is determined as the excess of the fair value of a reporting unit over the net amounts assigned to its assets and liabilities in the allocation. Accordingly, the second step of the impairment test also requires an estimate of the fair value of individual assets and liabilities, including any unrecognized intangible assets that belong to that unit.

At March 31, 2005, we had goodwill of ¥56.1 billion. In connection with our merger with UFJ Bank, we expect to record a significant amount of additional goodwill.

Accrued Severance Indemnities and Pension Liabilities

We have defined benefit retirement plans, including lump-sum severance indemnities and pension plans, which cover substantially all of our employees. Severance indemnities and pension costs are calculated based upon a number of actuarial assumptions, including discount rates, expected long-term rates of return on our plan assets and rates of increase in future compensation levels. In accordance with US GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods, and affect our recognized net periodic pension costs and accrued severance indemnities and pension obligations in future periods. We had an unrecognized net actuarial loss for domestic severance indemnities and pension plans of ¥281.8 billion at March 31, 2005. Differences in actual experience or changes in assumptions may affect our financial condition and operating results in future periods.

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

The estimated fair values of financial instruments without quoted market prices are as follows:

	At March 31,
	2004	2005
	(in billions)
Financial assets:
Trading account assets, excluding derivatives	¥5,544	¥5,006
Investment securities	18,568	20,909
Derivative financial instruments, net	108	49
Financial liabilities:
Trading account liabilities, excluding derivatives	182	140
Obligations to return securities received as collateral	2,288	2,880

A significant portion of trading account assets and liabilities, excluding derivatives, investment securities and obligations to return securities received as collateral consists of Japanese national government and agency bonds, and foreign government and official institutions bonds, for which prices are actively quoted among brokers and are readily available but are not publicly reported and therefore are not considered quoted market prices. Additionally, a substantial portion of derivative financial instruments are comprised of over-the-counter interest rate and currency swaps and options. Estimates of fair value of these derivative transactions are determined using quantitative models with multiple market inputs, which can be validated through external sources, including brokers and market transactions with third parties.

Accounting Changes

Variable Interest Entities—In January 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation, or FIN, No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” FIN No. 46 addresses consolidation by business enterprises of variable interest entities, or VIEs. The consolidation requirements of FIN No. 46 apply immediately to VIEs created after January 31, 2003. We have applied, as required, FIN No. 46 to all VIEs created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003, which has been amended by the FASB as described below.

In December 2003, the FASB issued FIN No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51,” or FIN No. 46R. FIN No. 46R modifies FIN No. 46 in certain respects including the scope exception, the definition of VIEs, and other factors that would affect the determination of VIEs and primary beneficiaries that must consolidate VIEs. FIN No. 46R, as written, applies to VIEs created before February 1, 2003 no later than the end of the first reporting period that ends after March 15, 2004, and to all special purpose entities no later than the first reporting period that ends after December 15, 2003. Subsequent to the issuance of FIN No. 46R, the Chief Accountant of the U.S. Securities and Exchange Commission, or SEC, stated the SEC staff’s position in a letter to the American Institute of Certified Public Accountants, or AICPA, dated March 3, 2004, that the SEC staff does not object to the conclusion that FIN No. 46R should not be required to be applied at a date earlier than the original FIN No. 46 and that foreign private issuers would be required to apply FIN No. 46R at various dates depending on the entity’s year-end and the frequency of interim reporting. In accordance with the letter, we adopted FIN No. 46R on April 1, 2004, except for its variable interest in certain investment companies, for which the effective date of FIN No. 46R is deferred. Under FIN No. 46R, any difference between the net amount added to the balance sheet and the amount of any previously recognized interest in the VIE is to be recognized as a cumulative effect of a change in accounting principle. The cumulative effect of the change in accounting principle was to decrease net income by ¥977 million. See note 24 to our consolidated financial statements for further discussion of VIEs in which we hold variable interests.

Certain Financial Instruments with Characteristics of both Liabilities and Equity—In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective at the beginning of the first interim period beginning after June 15, 2003, which is our fiscal year ended March 31, 2005. On November 7, 2003, FASB Staff Position No. 150-3, “Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” delayed the effective date of certain provisions of SFAS No. 150 for certain mandatorily redeemable noncontrolling interests. The adoption of SFAS No. 150 did not have a material impact on our financial position and results of operations.

Disclosure about Pension and Other Postretirement Benefit—In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106,” or SFAS No. 132R, which replaces existing FASB disclosure requirements for pensions. SFAS No. 132R requires disclosure of more details about plan assets, benefit obligations, cash flows, benefit costs and other relevant information. SFAS No. 132R is generally effective for the fiscal years ending after December 15, 2003, and for interim periods beginning after December 15, 2003. See note 15 to our consolidated financial statements for the required disclosure.

Impairment of securities investments—In November 2003, the FASB Emerging Issues Task Force, or the EITF, reached a consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” or EITF 03-1. EITF 03-1 requires certain additional quantitative and qualitative disclosures in addition to the disclosures already required by SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The new disclosure requirements are applied to financial statements for the fiscal years ending after December 15, 2003. See note 4 to our consolidated financial statements for the required disclosure. In March 2004, the EITF also reached a consensus on additional accounting guidance for other-than-temporary impairments, which requires an evaluation and recognition of other-than-temporary impairment by a three-step impairment test. The guidance should be applied for reporting periods beginning after June 15, 2004. On September 30, 2004, FASB Staff Position EITF Issue 03-1-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” delayed the effective date for the measurement and recognition guidance contained in paragraphs 10 through 20 of EITF 03-1. The FASB will be issuing implementation guidance related to this topic. Once issued, we will evaluate the effect of the measurement and recognition provision of EITF 03-1.

Goodwill and Other Intangible Assets—Effective April 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that goodwill, formerly amortized over its useful life, no longer be amortized but rather tested for impairment at least annually. Further, SFAS No. 142 requires that intangible assets that have finite useful lives will continue to be amortized over their useful lives while intangible assets with indefinite lives will no longer be amortized and are subject to impairment testing at least annually.

We performed the required transitional impairment tests of goodwill and intangible assets with indefinite lives upon adoption of SFAS No. 142. The initial adoption resulted in a cumulative adjustment charge to earnings of ¥532 million for the fiscal year ended March 31, 2003.

Derivative Instruments and Hedging Activities— In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, (2) clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows, (3) amends the definition of underlyings, one of the components of the three characteristics of a derivative instrument, to include the occurrence or non-occurrence of a specified event such as a scheduled payment under a contract, and (4) amends certain other existing pronouncements, in particular, those related to the scope of instruments that are subject to the requirements of SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our financial position or results of operations.

Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities—In January 2003, the EITF reached a consensus on Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” or EITF 03-2, which was ratified by the FASB in February 2003. EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an employee pension fund and requires employers to account for the entire separation process of the substitutional portion from an entire plan upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. It also requires that the difference between the fair value of the obligation and the assets required to be transferred to the government, if any, should be accounted for as a subsidy from the government, separately from gain or loss on settlement of the substitutional portion of the obligation, upon completion of the transfer.

In June 2003, we submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved in August 2003. In August 2004, we made another application for transfer to the government of the remaining substitutional portion and the application was approved in November 2004. Substitutional obligation and related plan assets were transferred to a government agency in March 2005 and we were released from paying the substitutional portion of the benefits to our employees. The completion of the transfer to the Japanese Government of the substitutional portion of the employee pension plan constituted a settlement of such plan. However, since there remains a defined benefit plan and the settlement occurred subsequent to December 31, 2004 (the measurement date of such plan), the impact of the transfer / settlement of a pre-tax income of ¥36.1 billion will be recognized in the fiscal year ending March 31, 2006. See note 15 to our consolidated financial statements for the required disclosure.

Recently Issued Accounting Pronouncements

Accounting for Certain Loans and Debt Securities Acquired in a Transfer—In December 2003, the AICPA issued Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” or SOP 03-3, which supersedes AICPA Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans” and addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least, in part, to credit quality. SOP 03-3 requires acquired impaired loans for which it is probable that the investor will be unable to collect all contractually required payments receivable to be recorded at the present value of amounts expected to be received and prohibits carrying over or creation of valuation allowances in the initial accounting for these loans. SOP 03-3 also limits accretable yield to the excess of the investor’s estimate of undiscounted cash flows over the investor’s initial investment in the loan and prohibits the recognition of the non-accretable difference. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life while any decreases in cash flows expected to be collected should be recognized as impairments. SOP 03-3 also provides guidance with regard to presentation and disclosures. SOP 03-3 is effective for loans acquired in the fiscal years beginning after December 15, 2004. We have not completed the study of what effect SOP 03-3 will have on our financial position and results of operations.

Share-Based Payment—In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” or SFAS No. 123R. SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board Opinion, or APB, No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123 preferred a fair-value-based method of accounting for share-based payment transactions with employees, but it permitted the option of continuing to apply the guidance of using intrinsic-value-based measurement method in APB No. 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. SFAS No. 123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires a fair-value-based measurement method in accounting for share-based payment transactions with employees. As a result, the cost resulting from all share-based payment transactions shall be recognized in the financial statements. SFAS No. 123R is effective as of the beginning of the interim or annual reporting periods beginning after June 15, 2005. See note 1 to our consolidated financial statements for the pro forma information as if the fair value based method had been applied to all awards in accordance with SFAS No. 123.

Exchanges of Nonmonetary Assets—In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” The guidance in APB No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. We have not completed the study of what effect SFAS No. 153 will have on our financial position and results of operations.

Accounting Changes and Error Corrections—In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 replaces APB No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted. Accordingly, we can not reasonably estimate the ultimate impact of SFAS No. 154.

Accounting for Conditional Asset Retirement Obligations—In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.” This Interpretation clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. SFAS No. 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. We have not completed the study of what effect FIN No. 47 will have on our financial position and results of operations.

Results of Operations

The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2003, 2004 and 2005:

	Fiscal years ended March 31,
	2003	2004	2005
	(in billions)
Interest income	¥1,260.7	¥1,120.2	¥1,198.4
Interest expense	435.1	338.9	389.7

Net interest income	825.6	781.3	808.7

Provision (credit) for credit losses	287.3	(142.4)	125.1
Non-interest income	724.6	983.1	804.0
Non-interest expense	973.3	1,035.0	960.7

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	289.6	871.8	526.9
Income tax expense	50.5	333.6	238.8

Income from continuing operations before cumulative effect of a change in accounting principle	239.1	538.2	288.1
Income (loss) from discontinued operations—net	10.4	(0.6)	—
Cumulative effect of a change in accounting principle, net of tax	(0.5)	—	(1.0)

Net income	¥249.0	¥537.6	¥287.1

We reported net income of ¥287.1 billion for the fiscal year ended March 31, 2005, compared to net income of ¥537.6 billion for the fiscal year ended March 31, 2004. Our basic earnings per common share (net income available to common shareholders) for the fiscal year ended March 31, 2005 was ¥55.87 compared to an earnings per share of ¥105.10 for the fiscal year ended March 31, 2004. Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle for the fiscal year ended March 31, 2005 was ¥526.9 billion, compared with ¥871.8 billion for the fiscal year ended March 31, 2004. The changes in our operating results were primarily attributable to the following:

•	Non-interest income decreased ¥179.1 billion from ¥983.1 billion for the fiscal year ended March 31, 2004 to ¥804.0 billion for the fiscal year ended March 31, 2005. This decrease was primarily attributable to a decrease of ¥246.2 billion in net foreign exchange gains, from a gain of ¥247.4 billion for the fiscal year ended March 31, 2004 to a gain of ¥1.2 billion for the fiscal year ended March 31, 2005. This decrease in foreign exchange gains was due to the depreciation of the yen against foreign currencies in the fiscal year ended March 31, 2005, compared to an appreciation of the yen in the fiscal year ended March 31, 2004. All transaction gains or losses on translation of monetary liabilities denominated in foreign currencies are included in current earnings. However, the transaction gains or losses on translation of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings but are reflected in other changes in equity from nonowner sources. As we maintain monetary liabilities denominated in foreign currencies for our asset liability management, net foreign exchange gains (losses) fluctuate with the appreciation (depreciation) of the yen. This decrease in foreign exchange gains was partially offset by the increase in fees and commissions of ¥40.7 billion and an increase in net investment securities gains of ¥92.7 billion compared to the fiscal year ended March 31, 2004.

•	For the fiscal year ended March 31, 2005, provision for credit losses of ¥125.1 billion was recorded. In contrast, for the fiscal year ended March 31, 2004, a reversal of allowance for credit losses of ¥142.4 billion was recorded. Although the reversals of allowance for credit losses were recorded for both March 31, 2004 and 2005 due to improvements in our loan portfolio as evidenced by the reduction in our nonperforming loans, for the fiscal year ended March 31, 2005, additional provisions were recognized as downgrades of several borrowers to which we extended relatively large amounts of loans were greater than the reversals recognized.

Net Interest Income

Net interest income is a function of:

•	the amount of interest-earning assets;

•	the general level of interest rates;

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities; and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Our net interest income for the fiscal years ended March 31, 2003, 2004 and 2005 were not materially affected by gains or losses resulting from derivative financial instruments used for hedging purposes.

The following is a summary of the interest rate spread for the fiscal years ended March 31, 2003, 2004 and 2005:

	Fiscal years ended March 31,
	2003		2004		2005
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥49,643.3	1.21%	¥54,930.7	1.07%	¥63,582.4	0.97%
Foreign	18,686.8	3.53	17,660.7	3.02	18,841.2	3.07

Total	¥68,330.1	1.84%	¥72,591.4	1.54%	¥82,423.6	1.45%

Financed by:
Interest-bearing funds:
Domestic	¥50,100.6	0.34%	¥55,267.0	0.30%	¥62,838.8	0.30%
Foreign	12,286.4	2.17	11,874.3	1.45	12,933.2	1.56

Total	62,387.0	0.70	67,141.3	0.50	75,772.0	0.51
Non-interest-bearing funds	5,943.1	—	5,450.1	—	6,651.6	—

Total	¥68,330.1	0.63%	¥72,591.4	0.46%	¥82,423.6	0.47%

Spread on:
Interest-bearing funds		1.14%		1.04%		0.94%
Total funds		1.21%		1.08%		0.98%

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Net interest income for the fiscal year ended March 31, 2005 was ¥808.7 billion, an increase of ¥27.4 billion, or 3.5%, from ¥781.3 billion for the fiscal year ended March 31, 2004. This increase was due primarily to an increase in the average balance of interest-earning assets.

The average interest rate spread decreased 10 basis points from 1.04% for the fiscal year ended March 31, 2004 to 0.94% for the fiscal year ended March 31, 2005. This decrease was due primarily to the increase in average rate of foreign interest-bearing funds, reflecting the rise in interest rates on foreign deposits as interest rates in foreign markets such as the United States rose, and also due to the decline in average rate of domestic investment securities and domestic loans. The decline in average rate of domestic investment securities was mainly due to the increase in our holdings of Japanese government bonds, as the interest rates on Japanese government bonds are generally lower compared to other domestic investment securities reflecting the low risk. The decline in average rate of domestic loans was mainly due to the reduction of loans with relatively high interest rates and due to increased competition in lending to large corporations and in retail housing loans, which negatively affected the interest rate spread of our loans.

Net interest income as a percentage of average total funds decreased 10 basis points from 1.08% for the fiscal year ended March 31, 2004 to 0.98% for the fiscal year ended March 31, 2005.

Average interest-earning assets for the fiscal year ended March 31, 2005 were ¥82,423.6 billion, an increase of ¥9,832.2 billion, or 13.5%, from ¥72,591.4 billion for the fiscal year ended March 31, 2004. The increase was primarily attributable to an increase of ¥6,290.1 billion in domestic investment securities, which reflected an increase in our holdings of Japanese government bonds, and an increase of ¥2,108.3 billion in domestic loans. The increase in domestic loans was primarily due to an increase in loans to industries such as manufacturing, real estate, wholesale and retail, other industries, reflecting the consolidation of certain VIEs in accordance with FIN No. 46R. An increase of ¥730.5 billion in foreign investment securities, which reflected an increase in our holdings of mortgage-backed securities, also contributed to the increase in interest-earning assets.

Average interest-bearing liabilities for the fiscal year ended March 31, 2005 were ¥75,772.0 billion, an increase of ¥8,630.7 billion, or 12.9%, from ¥67,141.3 billion for the fiscal year ended March 31, 2004. The increase in average interest-bearing liabilities primarily reflected an increase of ¥5,540.6 billion in domestic other short-term borrowings and trading account liabilities, reflecting an increase of funding from the Bank of Japan in connection with our daily money market operations, and an increase in commercial paper issued by VIEs consolidated in accordance with FIN No. 46R.

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Net interest income for the fiscal year ended March 31, 2004 was ¥781.3 billion, a decrease of ¥44.3 billion, or 5.4%, from ¥825.6 billion for the fiscal year ended March 31, 2003. This decrease was due primarily to a decline in the average interest rate spread. In addition, a decrease in average foreign loans, which earn relatively higher yields, contributed to the decrease in net interest income.

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

Provision (Credit) for Credit Losses

Provision (credit) for credit losses are charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For a description of the approach and methodology used to establish the allowance for credit losses, see “Item 5.B. Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

For the fiscal year ended March 31, 2005, provision for credit losses of ¥125.1 billion was recorded. In contrast, for the fiscal year ended March 31, 2004, a reversal of allowance for credit losses of ¥142.4 billion was recorded. Although the reversals of allowance for credit losses were recorded for both March 31, 2004 and 2005 due to improvements in our loan portfolio as evidenced by the reduction in our nonperforming loans, for the fiscal year ended March 31, 2005, additional provisions were recognized as downgrades of several borrowers to which we extended relatively large amounts of loans were greater than the reversals recognized.

For a further discussion of allowance for credit losses, see “Item 5.B. Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

A reversal of allowance for credit losses of ¥142.4 billion was recorded for the fiscal year ended March 31, 2004, compared with a provision for credit losses of ¥287.3 billion for the fiscal year ended March 31, 2003. This change was due mainly to a decrease in our specific allowance as a result of our reduction of nonperforming loans and a decrease in our formula allowance reflecting a decline in loans classified as special mention or substandard.

Non-Interest Income

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2003, 2004 and 2005:

	Fiscal years ended March 31,
	2003	2004	2005
	(in billions)
Fees and commissions:
Trust fees	¥21.4	¥19.5	¥18.2
Fees on funds transfer and service charges for collections	54.9	57.0	59.4
Fees and commissions on international business	53.6	53.1	51.3
Fees and commissions on credit card business	57.1	60.5	61.7
Service charges on deposits	34.6	36.2	37.1
Fees and commissions on securities business	49.2	79.0	104.3
Other fees and commissions	113.6	135.6	149.6

Total	384.4	440.9	481.6
Foreign exchange gains (losses)—net	(0.6)	247.4	1.2
Trading account profits—net	273.7	117.3	31.3
Investment securities gains—net	33.8	97.8	190.5
Refund of the local taxes by the Tokyo Metropolitan Government	—	32.1	—
Other non-interest income	33.3	47.6	99.4

Total non-interest income	¥724.6	¥983.1	¥804.0

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

Net investment securities gains (losses) primarily include net gains on sales of marketable securities, particularly marketable equity securities. In addition, impairment losses are recognized as an offset of net investment securities gains when management concludes that declines in fair value of investment securities are other than temporary.

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Non-interest income for the fiscal year ended March 31, 2005 was ¥804.0 billion, a decrease of ¥179.1 billion, or 18.2%, from ¥983.1 billion for the fiscal year ended March 31, 2004. This decrease was primarily attributable to a decrease in net foreign exchange gains of ¥246.2 billion and a decrease in net trading account profits of ¥86.0 billion. These decreases were partially offset by an increase in net investment securities gains of ¥92.7 billion and an increase in fees and commissions of ¥40.7 billion.

Fees and commissions for the fiscal year ended March 31, 2005 increased ¥40.7 billion from the previous fiscal year. This increase primarily reflected an increase in fees and commissions on securities business as well as other fees and commissions. Fees and commissions on securities business increased ¥25.3 billion from the previous fiscal year primarily due to an increase in commissions in brokerage, underwriting and distribution at Mitsubishi Securities, which were in line with the increased trading volume of the Japanese stock markets during the same period and the increase in fees related to securitization business at Mitsubishi Securities. As discussed above, all of our Mitsubishi Securities shares were transferred to Mitsubishi Tokyo Financial Group, Inc. subsequent to the end of the fiscal year. Other fees and commissions increased ¥14.0 billion from the previous fiscal year, as fees related to the sales of investment and insurance products to retail customers, and fees in investment banking business, such as arrangement of syndicated loans increased.

Net foreign exchange gains for the fiscal year ended March 31, 2005 were ¥1.2 billion, compared to net foreign exchange gains of ¥247.4 billion for the fiscal year ended March 31, 2004. The decrease in foreign exchange gains was due to the depreciation of the yen against foreign currencies in the fiscal year ended March 31, 2005, compared to an appreciation of the yen in the fiscal year ended March 31, 2004. This decrease in net foreign exchange gains primarily reflected a decrease in transaction gains on translation of monetary liabilities denominated in foreign currencies. All transaction gains or losses on translation of monetary liabilities denominated in foreign currencies are included in current earnings. However, the transaction gains or losses on translation of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings but are reflected in other changes in equity from nonowner sources. As we maintain monetary liabilities denominated in foreign currencies for our asset liability management, net foreign exchange gains (losses) fluctuate with the appreciation (depreciation) of the yen.

Net trading account profits for the fiscal year ended March 31, 2005 were ¥31.3 billion, a decrease of ¥86.0 billion, or 73.3%, from ¥117.3 billion for the fiscal year ended March 31, 2004. The net trading account profits for the fiscal years ended March 31, 2004 and 2005 consisted of the following:

	Fiscal years ended March 31,
	2004	2005
	(in billions)
Net profits (losses) on derivative instruments, primarily interest-rate futures, swaps and options	¥14.7	¥(20.3)
Net profits on trading securities	102.6	51.6

Net trading account profits	¥117.3	¥31.3

The decrease in net profits on trading securities primarily reflected the decrease in profits of trading in debt and equity securities at Mitsubishi Securities compared to the previous fiscal year.

Net investment securities gains for the fiscal year ended March 31, 2005 were ¥190.5 billion, an increase of ¥92.7 billion, from a gain of ¥97.8 billion for the fiscal year ended March 31, 2004. Major components of net investment securities gains for the fiscal years ended March 31, 2004 and 2005 are summarized below:

	Fiscal years ended March 31,
	2004	2005
	(in billions)
Net gains on sales of marketable equity securities	¥269.8	¥182.1
Impairment losses on marketable equity securities	(10.2)	(7.9)
Other	(161.8)	16.3

Net investment securities gains	¥97.8	¥190.5

The increase in net investment securities gains for the fiscal year ended March 31, 2005 mainly reflected a decrease in losses on debt securities compared to the previous fiscal year, which in turn was primarily a result of smaller impairment losses on Japanese government bonds, as long-term interest rates in Japan remained relatively low and stable compared to the previous fiscal year. This improvement was partially offset by the decrease in net gains on sales of marketable equity securities and impairment losses on equity securities which are not classified as marketable equity securities, such as preferred stocks.

Other non-interest income increased by ¥51.8 billion reflecting, among other items, a ¥10.1 billion gain on the sale of a merchant card portfolio at UnionBanCal Corporation and an increase of ¥3.3 billion in net gains on sales of premises and equipment.

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Non-interest income for the fiscal year ended March 31, 2004 was ¥983.1 billion, an increase of ¥258.5 billion, or 35.7%, from ¥724.6 billion for the fiscal year ended March 31, 2003. This increase was primarily attributable to an increase in net foreign exchange gains of ¥248.0 billion and an increase in net investment securities gains of ¥64.0 billion. These gains were partially offset by a decrease in net trading account profits of ¥156.4 billion.

Fees and commissions for the fiscal year ended March 31, 2004 increased ¥56.5 billion from the previous fiscal year. This increase primarily reflected an increase in fees and commissions on securities business, of which ¥26.5 billion was due to an increase in fees earned by Mitsubishi Securities. This increase was mainly because only seven months of fees and commissions generated by Mitsubishi Securities were recorded for the previous fiscal year, while its fees and commissions for twelve months were recorded for the fiscal year ended March 31, 2004. In addition, fees and commissions on securities business in Mitsubishi Securities increased for the fiscal year ended March 31, 2004, primarily due to an increase in equity-related commissions, which was in line with increased trading volume of the Japanese stock markets in general during the same period. Other factors contributing to the increase in other fees and commissions included expanding fee businesses such as agency fees earned on the sale of annuities to individual customers at our branches which act as sales agents for insurance companies, and fees from our investment banking activities.

Net trading account profits for the fiscal year ended March 31, 2004 were ¥117.3 billion, a decrease of ¥156.4 billion, or 57.2%, from ¥273.7 billion for the fiscal year ended March 31, 2003. The net trading account profits for the fiscal years ended March 31, 2003 and 2004 consisted of the following:

	Fiscal years ended March 31,
	2003	2004
	(in billions)
Net profits on derivative instruments, primarily interest-rate futures, swaps and options	¥262.7	¥14.7
Net profits on trading securities	11.0	102.6

Net trading account profits	¥273.7	¥117.3

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

For the fiscal year ended March 31, 2004, we generally maintained net receive-fix and pay-variable positions in our interest rate swap portfolios for the purpose of managing interest rate risks on domestic deposits, and our interest rate swap positions resulted in losses in value in a rising Japanese long-term interest rate environment during the fiscal year ended March 31, 2004. The decrease in net profits on derivative instruments of ¥248.0 billion was partially offset by an increase in net profits on trading securities of ¥91.6 billion, primarily reflecting improved performance of trading in debt and equity securities at Mitsubishi Securities supported by high interest rate volatility and improvements in the Japanese stock markets during the fiscal year ended March 31, 2004.

Net foreign exchange gains for the fiscal year ended March 31, 2004 were ¥247.4 billion, an increase of ¥248.0 billion from net loss of ¥0.6 billion for the fiscal year ended March 31, 2003. The increase in net foreign exchange gains primarily reflected an increase in transaction gains on translation of monetary liabilities denominated in foreign currencies due to the appreciation of the yen. All transaction gains or losses on translation of monetary liabilities denominated in foreign currencies are included in current earnings. However, the transaction gains or losses on translation of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings but are reflected in other changes in equity from nonowner sources.

Net investment securities gains for the fiscal year ended March 31, 2004 were ¥97.8 billion, an increase of ¥64.0 billion, from net gains of ¥33.8 billion for the fiscal year ended March 31, 2003. Major components of net investment securities gains for the fiscal years ended March 31, 2003 and 2004 are summarized below:

	Fiscal years ended March 31,
	2003	2004
	(in billions)
Net gains on sales of marketable equity securities	¥116.6	¥269.8
Impairment losses on marketable equity securities	(208.1)	(10.2)
Other—net, principally gains (losses) on debt securities	125.3	(161.8)

Net investment securities gains	¥33.8	¥97.8

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

Non-interest income also increased due to the refund of the local taxes by the Tokyo Metropolitan Government of ¥32.1 billion in October 2003.

Non-Interest Expense

The following table shows a summary of our non-interest expense for the fiscal years ended March 31, 2003, 2004 and 2005:

	Fiscal years ended March 31,
	2003	2004	2005
	(in billions)
Salaries and employee benefits	¥397.8	¥412.5	¥399.3
Occupancy expenses—net	88.9	86.6	88.1
Fees and commission expenses	70.3	68.9	77.3
Amortization of intangible assets	38.7	54.2	58.7
Insurance premiums, including deposit insurance	38.8	45.1	47.9
Minority interest in income of consolidated subsidiaries	6.0	45.8	39.1
Communications	19.6	25.5	25.9
Other non-interest expenses	313.2	296.4	224.4

Total non-interest expense	¥973.3	¥1,035.0	¥960.7

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Non-interest expense for the fiscal year ended March 31, 2005 was ¥960.7 billion, a decrease of ¥74.3 billion from the previous fiscal year. This decrease was primarily due to a decrease in other non-interest expenses, principally reflecting a decrease in the provision for off-balance-sheet credit instruments caused by the decrease in off-balance-sheet exposure.

In addition, a decrease of ¥13.2 billion in salaries and employee benefits contributed to the decrease in non-interest expense. The decrease in salaries and employee benefits was as primarily due to a decrease in the net periodic pension cost. The reduction in the net periodic pension cost was primarily the result of lower amortization charges, reflecting a decrease in the unrecognized net actuarial loss at the beginning of the fiscal year ended March 31, 2004 and 2005. The decrease in the unrecognized net actuarial loss was mainly caused by an increase in the discount rate and in the actual return on plan assets.

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Non-interest expense for the fiscal year ended March 31, 2004 was ¥1,035.0 billion, an increase of ¥61.7 billion from the previous fiscal year. This increase was primarily attributable to an increase in minority interest in income of consolidated subsidiaries of ¥39.8 billion. The increases in salaries and employee benefits, amortization of intangible assets and insurance premiums, including deposit insurance, also caused the increase in non-interest expense compared to the previous fiscal year.

Salaries and employee benefits increased primarily due to an increase of ¥14.4 billion in salaries and employee benefits in Mitsubishi Securities, as only seven months of salaries and employee benefits of Mitsubishi Securities were recorded for the previous fiscal year, while its salaries and employee benefits for twelve months were recorded for the fiscal year ended March 31, 2004.

Amortization of intangible assets increased primarily due to an increase in the capitalized cost of software as we continued to invest in new information systems, such as investment in the new IT system for our foreign offices.

Minority interest in income of consolidated subsidiaries increased ¥39.8 billion from ¥6.0 billion for the fiscal year ended March 31, 2003 to ¥45.8 billion for the fiscal year ended March 31, 2004. This increase was primarily attributable to the improvement in the results of operations at Mitsubishi Securities from a net loss for the fiscal year ended March 31, 2003 to positive net income for the fiscal year ended March 31, 2004. A significant recovery in the stock markets during the fiscal year ended March 31, 2004 contributed primarily to the improvement.

Insurance premiums, including that for deposit insurance, increased reflecting an increase in our deposits.

These increases were partially offset by a decrease of ¥16.1 billion in other non-interest expenses. Although there was an increase in sundry expenses for the fiscal year ended March 31, 2004, absences of major and temporary expense items which were incurred only for the previous fiscal year led to the decrease in other non-interest expenses. Other non-interest expenses for the previous fiscal year included a ¥19.6 billion loss resulting from the decrease in net assets in a subsidiary that was accounted for as having been sold in connection with the merger of the four securities companies to form Mitsubishi Securities on September 1, 2002, and the additional post-merger expense of ¥10.6 billion that was incurred in completing the merger.

Income Tax Expense

The following table presents a summary of our income tax expense:

	Fiscal years ended March 31,
	2003	2004	2005
	(in billions, except percentages)
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	¥289.6	¥871.8	¥526.9
Income tax expense	¥50.4	¥333.6	¥238.8
Effective tax rate	17.4%	38.3%	45.3%
Normal effective statutory tax rate	38.0%	38.0%	40.6%

Our holding company, Mitsubishi Tokyo Financial Group, Inc. elected to file consolidated corporate-tax returns starting from the fiscal year ended March 31, 2003, and we are a member of the consolidated group. We, however, have used a separate return method of allocation. Under the separate return method of allocation, current and deferred taxes for the fiscal years ended March 31, 2003, 2004 and 2005 were determined by applying the requirements of SFAS No. 109 as if we were filing a separate tax return. Although the consolidated corporate-tax system requires us to pay, for the fiscal years ended March 31, 2003 and 2004, a surcharge tax of 2.0% of taxable income in addition to the national corporate income tax rate of 30.0% applied to separate tax returns filers, we do not take such surcharge tax into consideration in determining current and deferred income taxes under the separate return method of allocation.

In February 2005, the Japanese tax authorities approved application to suspend the consolidated corporate-tax system by Mitsubishi Tokyo Financial Group, Inc. We filed, for the fiscal year ended March 31, 2005, our tax returns as part of Mitsubishi Tokyo Financial Group, Inc.’s consolidated corporate-tax system. Due to the suspension of the consolidated corporate-tax system, deferred income taxes have been calculated separately based on temporary differences as of March 31, 2005 and future taxable income at each company.

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

The enactment of the new uniform local tax laws mentioned above, which will supersede the current local taxes, including the local taxes levied by Tokyo Metropolitan Government, resulted in a decrease of ¥63.9 billion in income tax expense for the fiscal year ended March 31, 2003 through an increase in deferred tax assets.

Reconciling items between the combined normal effective statutory tax rates and the effective income tax rates for the fiscal years ended March 31, 2003, 2004 and 2005 are summarized as follows:

	Fiscal years ended March 31,
	2003	2004	2005
Combined normal effective statutory tax rate	38.0%	38.0%	40.6%
Reconciling items:
Nondeductible expenses	3.0	0.1	0.5
Dividends from foreign subsidiaries	3.5	0.9	1.5
Foreign tax credit and payments	7.9	0.7	1.1
Higher (lower) tax rates applicable to income of subsidiaries	(0.6)	0.3	(1.1)
Foreign tax refund	(1.1)	—	—
Minority interest	1.1	1.9	2.0
Change in valuation allowance	2.1	(4.9)	0.5
Enacted change in tax rates	(22.1)	(0.3)	—
Liquidation of subsidiaries	(14.3)	(1.7)	0.3
Change in foreign exchange rate	(0.2)	1.5	0.9
Other—net	0.1	1.8	(1.0)

Effective income tax rate	17.4%	38.3%	45.3%

The effective income tax rate of 45.3% for the fiscal year ended March 31, 2005 was 4.7 percentage points higher than the normal effective statutory tax rate of 40.6%. This increase resulted from certain reconciliation items, including reconciliation due to minority interest, change in valuation allowance, dividends from foreign subsidiaries and foreign tax credit and payments.

The effective income tax rate of 38.3% for the fiscal year ended March 31, 2004 was approximately the same level with the normal effective statutory tax rate of 38.0%. Although there was a 4.9 percentage points equivalent of downward reconciliation due to the change in valuation allowance, the decrease was substantially offset by some other upward reconciliations, including reconciliations related to minority interest, change in foreign exchange rate, dividends from foreign subsidiaries, and foreign tax credit and payments.

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit” in accordance with the regulatory reporting requirements of the Financial Services Agency. Operating profit and other segment information are based on Japanese GAAP and are not consistent with our financial statements prepared on the basis of US GAAP. For example, operating profit under Japanese GAAP does not reflect items such as a part of provisions (credit) for credit losses (primarily an equivalent of formula allowance under US GAAP), foreign exchange gains (losses) and equity investment securities gains (losses).

We maintain our business unit system based on customer and product segmentation. Our major business units during the fiscal year ended March 31, 2005 were:

•	retail banking, which provides banking products and services to individual customers in Japan;

•	commercial banking, which provides banking products and services to large corporations and some small and medium-sized companies;

•	global corporate banking, which provides banking services to large Japanese corporations and their overseas operations as well as non-Japanese corporations who do business on a global basis, excluding UNBC’s customers;

•	investment banking and asset management, which provides advisory and other services related to securities services of us, syndicated loans, project financing, derivatives and securitization and other investment banking activities, and which provides asset management and trust products and services mainly to high net worth individuals, branch customers and corporate clients in Japan;

•	UNBC, which includes our subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A.;

•	operations services, which provides operations and settlement services to its other business units, including settlement and foreign exchange;

•	treasury, which conducts its asset and liability management and liquidity management; and

•	other, which consists of:

•	systems services, which is responsible for its computer systems;

•	eBusiness & IT Initiatives, which is responsible for developing information technology business opportunities;

•	the corporate center, which retains functions such as strategic planning, overall risk management, internal auditing and compliance; and

•	the elimination of duplicated amounts of net revenue among business segments.

For each of the three fiscal years ended March 31, 2003, 2004 and 2005, Mitsubishi Securities has been presented as a separate operating segment which includes Mitsubishi Securities and its subsidiaries that provide a broad range of retail and corporate securities services and products including retail brokerage, securitization, M&A advisory and derivatives. In July 2005, however, we transferred all of our Mitsubishi Securities common stock to our parent company, Mitsubishi Tokyo Financial Group, Inc.

In July 2004, we transferred our overseas securities subsidiary, Tokyo-Mitsubishi International plc, to Mitsubishi Securities. Tokyo-Mitsubishi International plc has since been renamed in line with the name of its new parent company, to Mitsubishi Securities International plc. We have reclassified the business segment information for the fiscal years ended March 31, 2003 and 2004 based on the current fiscal year’s presentation.

In addition, we transferred our custody business, which had been included in the operations services business unit, to investment banking and asset management business unit during the fiscal year ended March 31, 2005. We have reclassified the business segment information for the fiscal years ended March 31, 2003 and 2004 based on the current fiscal year’s presentation.

The following table shows the business segment information for the fiscal years ended March 31, 2003, 2004 and 2005:

	Retail Banking	Commercial Banking	Global Corporate Banking	Investment Banking and Asset Management	UNBC	Operations Services	Treasury	Mitsubishi Securities	Other	Total
	(in billions)
Fiscal year ended March 31, 2003:
Net revenue	¥280.0	¥286.6	¥262.9	¥78.7	¥269.8	¥19.8	¥287.8	¥68.2	¥(88.1)	¥1,465.7
Operating expenses	211.7	127.0	129.9	45.8	155.5	16.9	26.7	82.9	80.0	876.4

Operating profit (loss)	¥68.3	¥159.6	¥133.0	¥32.9	¥114.3	¥2.9	¥261.1	¥(14.7)	¥(168.1)	¥589.3

Fiscal year ended March 31, 2004:
Net revenue	¥302.9	¥297.7	¥246.4	¥104.8	¥253.5	¥18.1	¥186.3	¥157.2	¥(95.1)	¥1,471.8
Operating expenses	204.1	119.6	120.2	37.0	150.9	18.4	26.3	124.3	40.7	841.5

Operating profit (loss)	¥98.8	¥178.1	¥126.2	¥67.8	¥102.6	¥(0.3)	¥160.0	¥32.9	¥(135.8)	¥630.3

Fiscal year ended March 31, 2005:
Net revenue	¥336.8	¥321.2	¥247.9	¥135.8	¥274.9	¥16.7	¥190.9	¥151.8	¥(114.4)	¥1,561.6
Operating expenses	215.7	121.9	121.3	41.1	158.8	14.5	25.3	127.2	46.6	872.4

Operating profit (loss)	¥121.1	¥199.3	¥126.6	¥94.7	¥116.1	¥2.2	¥165.6	¥24.6	¥(161.0)	¥689.2

When our business units work together to provide services to customers, we assign the total amount of net revenue derived from those services to each participating business unit without dividing the net revenue. As a result, some items of net revenue are duplicated among the participating segments. The duplicated amounts are eliminated in the “Other” column. The following is a summary of the duplicated amounts between those segments. The total of such duplicated amounts is included in “Other” in the table above.

	Retail Banking	Commercial Banking	Global Corporate Banking	Total Amount Eliminated
	(in billions)
Fiscal year ended March 31, 2003:
Investment Banking and Asset Management and Mitsubishi Securities	¥—	¥9.7	¥28.7	¥38.4

Fiscal year ended March 31, 2004:
Investment Banking and Asset Management and Mitsubishi Securities	¥0.3	¥25.3	¥38.0	¥63.6

Fiscal year ended March 31, 2005:
Investment Banking and Asset Management and Mitsubishi Securities	¥0.7	¥53.4	¥39.2	¥93.3

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Total net revenue increased ¥89.8 billion, or 6.1%, from ¥1,471.8 billion for the fiscal year ended March 31, 2004 to ¥1,561.6 billion for the fiscal year ended March 31, 2005. Net revenue increased ¥33.9 billion in the retail business unit and ¥31.0 billion in the investment banking and asset management business unit, while it decreased ¥19.3 billion in the “Other” column.

Total operating expenses increased ¥30.9 billion, or 3.7%, from ¥841.5 billion for the fiscal year ended March 31, 2004 to ¥872.4 billion for the fiscal year ended March 31, 2005. This increase was due mainly to an increase of ¥11.6 billion in the retail business unit, which primarily reflected an increase of an advertising fee. Operating expenses also increased ¥4.1 billion in the investment banking and asset management unit. These increases were partially offset by a decrease of ¥3.9 billion in the operation services unit. Credit losses are allocated to the corporate center rather than being reflected in each business segment.

Net revenue of the retail banking business unit increased ¥33.9 billion, or 11.2%, from ¥302.9 billion for the fiscal year ended March 31, 2004 to ¥336.8 billion for the fiscal year ended March 31, 2005. This increase was due mainly to an increase in interest income of ¥12.2 billion, which primarily reflected an increase of interest income on commercial deposits, and fee income of ¥11.5 billion, reflecting an increase of fee income on insurance products and the investment trust business.

Net revenue of the commercial banking business unit increased ¥23.5 billion, or 7.9%, from ¥297.7 billion for the fiscal year ended March 31, 2004 to ¥321.2 billion for the fiscal year ended March 31, 2005. This increase was due mainly to an increase of ¥17.8 billion in other income, which primarily reflected an increase in derivatives sales and currency options sales. This increase was partially offset by a decrease in net interest income of ¥8.6 billion, reflecting weak corporate cash demand.

Net revenue of the global corporate banking business unit increased ¥1.5 billion, or 0.6%, from ¥246.4 billion for the fiscal year ended March 31, 2004 to ¥247.9 billion for the fiscal year ended March 31, 2005. This increase was due mainly to an increase of fee income of ¥6.0 billion and the depreciation of the yen against the European currencies during the fiscal year ended March 31, 2005 compared to that of the previous year.

Net revenue of the investment banking and asset management business unit increased ¥31.0 billion, or 29.6%, from ¥104.8 billion for the fiscal year ended March 31, 2004 to ¥135.8 billion for the fiscal year ended March 31, 2005. This increase was due mainly to an increase of ¥16.1 billion in fee income, which primarily reflected an increase of investment banking related fee income such as syndicate loans, and an increase of ¥12.6 billion in other income, reflecting an increase in fees from sales of derivative products.

Net revenue of the UNBC business unit increased ¥21.4 billion, or 8.5%, from ¥253.5 billion for the fiscal year ended March 31, 2004 to ¥274.9 billion for the fiscal year ended March 31, 2005. This increase was due mainly to an increase of fee income such as service charges on deposit accounts and an increase on interest income, which was favorably influenced by higher earning asset volumes and strong deposit growth. Gains on sales of the merchant card portfolio as well as gains on the sale of real property also contributed to the increase in net revenue.

Net revenue of the operations services unit decreased ¥1.4 billion, or 7.7%, from ¥18.1 billion for the fiscal year ended March 31, 2004 to ¥16.7 billion for the fiscal year ended March 31, 2005, due mainly to a decline in revenue of our domestic subsidiaries.

Net revenue of the treasury unit increased ¥4.6 billion, or 2.5%, from ¥186.3 billion for the fiscal year ended March 31, 2004 to ¥190.9 billion for the fiscal year ended March 31, 2005. This increase was largely due to an increase of interest income of ¥45.5 billion, which primarily reflected an interest income on investment bonds and ALM operations. This increase was partially offset by a decrease in other income of ¥41.0 billion, reflecting loss on foreign currencies’ hedging operations against interest rate rising.

Net revenue of Mitsubishi Securities decreased ¥5.4 billion, or 3.5%, from ¥157.2 billion for the fiscal year ended March 31, 2004 to ¥151.8 billion for the fiscal year ended March 31, 2005. This decrease was due mainly to a decrease in profits on trading of bonds and stocks.

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Total net revenue increased ¥6.1 billion, or 0.4%, from ¥1,465.7 billion for the fiscal year ended March 31, 2003 to ¥1,471.8 billion for the fiscal year ended March 31, 2004. Net revenue increased ¥89.0 billion at Mitsubishi Securities (reflecting, however, only seven months of fees and commissions in the prior year) and ¥26.1 billion in the investment banking and asset management business unit, while it decreased ¥101.5 billion in the treasury unit.

Total operating expenses decreased ¥34.9 billion, or 4.0%, from ¥876.4 billion for the fiscal year ended March 31, 2003 to ¥841.5 billion for the fiscal year ended March 31, 2004. This decrease was due mainly to a decrease of ¥39.3 billion in the “Other” column, which primarily reflected a decrease in the general provision for credit losses of ¥49.7 billion. Credit losses are allocated to the corporate center rather than being reflected in each business segment. Operating expenses also decreased ¥9.7 billion in the global corporate banking unit. These decreases were partially offset by an increase of ¥41.4 billion in Mitsubishi Securities.

Net revenue of the retail banking business unit increased ¥22.9 billion, or 8.2%, from ¥280.0 billion for the fiscal year ended March 31, 2003 to ¥302.9 billion for the fiscal year ended March 31, 2004. This increase was largely due to an increase in fee income of ¥11.2 billion, reflecting an increase of fee income on insurance products and the investment trust business.

Net revenue of the commercial banking business unit increased ¥11.1 billion, or 3.9%, from ¥286.6 billion for the fiscal year ended March 31, 2003 to ¥297.7 billion for the fiscal year ended March 31, 2004. This increase was due mainly to an increase of ¥13.6 billion in other income, which primarily reflected an increase in derivatives sales and currency options sales. This increase was partially offset by a decrease in net interest income of ¥5.0 billion, reflecting our continued effort to reduce problem loans.

Net revenue of the global corporate banking business unit decreased ¥16.5 billion, or 6.3%, from ¥262.9 billion for the fiscal year ended March 31, 2003 to ¥246.4 billion for the fiscal year ended March 31, 2004. This decrease was due mainly to the appreciation of the yen against the US dollar and Asian currencies during the fiscal year ended March 31, 2004 compared to that of the previous year.

Net revenue of the investment banking and asset management business unit increased ¥26.1 billion, or 33.2%, from ¥78.7 billion for the fiscal year ended March 31, 2003 to ¥104.8 billion for the fiscal year ended March 31, 2004. This increase was largely due to an increase of ¥16.6 billion in other income, reflecting an increase in fees from sales of derivative products.

Net revenue of the UNBC business unit decreased ¥16.3 billion, or 6.0%, from ¥269.8 billion for the fiscal year ended March 31, 2003 to ¥253.5 billion for the fiscal year ended March 31, 2004. This decrease was due mainly to the appreciation of the yen against the US dollar at the end of UNBC’s 2003 fiscal year compared to that of the previous year. In terms of the noon buying rate of the Federal Reserve Bank of New York, the value of the yen against the US dollar appreciated approximately 9.8%, from ¥118.75 on December 31, 2002 to ¥107.13 on December 31, 2003.

Net revenue of the operations services unit decreased ¥1.7 billion, or 9.1%, from ¥19.8 billion for the fiscal year ended March 31, 2003 to ¥18.1 billion for the fiscal year ended March 31, 2004, due mainly to a decline in revenue of our domestic subsidiaries.

Net revenue of the treasury unit decreased ¥101.5 billion, or 35.3%, from ¥287.8 billion for the fiscal year ended March 31, 2003 to ¥186.3 billion for the fiscal year ended March 31, 2004. In the previous fiscal year, the declining foreign currency interest rate environment was one of the primary reasons for the increase in net revenue from foreign currency bond trading and net interest income. In the fiscal year ended March 31, 2004, foreign currency interest rates generally remained stable, causing a decline in such net revenue compared to the previous fiscal year.

Net revenue of Mitsubishi Securities increased ¥89.0 billion, or 130.5%, from ¥68.2 billion for the fiscal year ended March 31, 2003 to ¥157.2 billion for the fiscal year ended March 31, 2004. This increase was mainly because only seven months of fees and commissions generated by KOKUSAI Securities Co., Ltd., one of the predecessors of Mitsubishi Securities, were recorded for the previous fiscal year, while its fees and commissions for twelve months were recorded for the fiscal year ended March 31, 2004. In addition, there was an increase in profits on trading of bonds and stocks and an increase in commissions and fees in stock brokerage.

Geographic Segment Analysis

The following table sets forth our total revenue, income from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle and net income on a geographic basis, based principally on the domicile of activities for the fiscal years ended March 31, 2003, 2004 and 2005:

	Fiscal years ended March 31,
	2003	2004	2005
	(in billions)
Total revenue (interest income and non-interest income):
Domestic	¥1,025.5	¥1,309.1	¥1,297.9

Foreign:
United States	455.9	396.5	413.2
Europe	292.2	217.0	126.6
Asia/Oceania excluding Japan	131.4	72.0	100.6
Other areas*	80.3	108.7	64.1

Total foreign	959.8	794.2	704.5

Total	¥1,985.3	¥2,103.3	¥2,002.4

Income from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle:
Domestic	¥18.2	¥601.2	¥205.9

Foreign:
United States	86.1	31.7	146.5
Europe	114.6	146.9	55.3
Asia/Oceania excluding Japan	48.0	52.0	71.9
Other areas*	22.7	40.0	47.3

Total foreign	271.4	270.6	321.0

Total	¥289.6	¥871.8	¥526.9

Net income:
Domestic	¥22.0	¥370.1	¥91.1

Foreign:
United States	55.6	25.7	90.6
Europe	112.2	90.3	30.5
Asia/Oceania excluding Japan	37.8	30.9	46.0
Other areas*	21.4	20.6	28.9

Total foreign	227.0	167.5	196.0

Total	¥249.0	¥537.6	¥287.1

*	Other areas primarily include Canada, Latin America and the Caribbean.

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Domestic net income for the fiscal year ended March 31, 2005 was ¥91.1 billion, compared to ¥370.1 billion for the fiscal year ended March 31, 2004. This decline primarily reflected a decrease in non-interest income due to a decrease in foreign exchange gains and an increase in the provision for credit losses compared to the previous fiscal year.

Foreign net income for the fiscal year ended March 31, 2005 was ¥196.0 billion, compared to ¥167.5 billion for the fiscal year ended March 31, 2004. This increase primarily reflected increases in net income in the United States and in the Asia/Oceania region excluding Japan, which were partially offset by a decrease in Europe.

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Domestic total revenue increased ¥283.6 billion, or 27.7%, from ¥1,025.5 billion for the fiscal year ended March 31, 2003 to ¥1,309.1 billion for the fiscal year ended March 31, 2004. This increase primarily reflected increases in net investment securities gains and net foreign exchange gains. The increase was partially offset by a decrease in net trading account profits.

Foreign total revenue decreased ¥165.6 billion, or 17.3%, from ¥959.8 billion for the fiscal year ended March 31, 2003 to ¥794.2 billion for the fiscal year ended March 31, 2004. This decrease primarily reflected decreases in net investment securities gains and interest income. The decrease was partially offset by an increase in net foreign exchange gains.

Domestic income from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle increased ¥583.0 billion, or 3,203.1%, from ¥18.2 billion for the fiscal year ended March 31, 2003 to ¥601.2 billion for the fiscal year ended March 31, 2004. In addition to the above mentioned increase in revenue, a reversal of allowance for credit losses contributed to the marked increase in income from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle.

Foreign income from continuing operations before income tax expense and cumulative effect of a change in accounting principle for the fiscal year ended March 31, 2004 was ¥270.6 billion, representing substantially the same level compared to ¥271.4 billion for the fiscal year ended March 31, 2003. Although the foreign total revenue decreased as noted above, a decrease in interest expense as well as an improvement in the provision for credit losses offset the decrease in revenue.

Effect of the Change in Exchange Rates on Foreign Currency Translation

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

The average exchange rate for the fiscal year ended March 31, 2005 was ¥107.55 per $1.00, compared to the prior fiscal year’s average exchange rate of ¥113.07 per $1.00. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2004 was ¥108.24 per $1.00, compared to the average exchange rate for the fiscal year ended December 31, 2003 of ¥115.98 per $1.00.

The change in the average exchange rate of the yen against the US dollar and other foreign currencies resulted in translation losses on total revenue of approximately ¥34 billion, net interest income of approximately ¥16 billion and income before income taxes of approximately ¥13 billion for the fiscal year ended March 31, 2005.

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

The average exchange rate for the fiscal year ended March 31, 2004 was ¥113.07 per $1.00, compared to the prior fiscal year’s average exchange rate of ¥121.94 per $1.00. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2003 was ¥115.98 per $1.00, compared to the average exchange rate for the fiscal year ended December 31, 2002 of ¥125.34 per $1.00.

The change in the average exchange rate of the yen against the US dollar and other foreign currencies resulted in translation losses on total revenue of approximately ¥39 billion, net interest income of approximately ¥19 billion and income before income taxes of approximately ¥15 billion for the fiscal year ended March 31, 2004.

B.	Liquidity and Capital Resources

Financial Condition

Total Assets

Our total assets at March 31, 2005 were ¥92.05 trillion, representing an increase of ¥6.99 trillion, from ¥85.06 trillion at March 31, 2004. This increase was due primarily to an increase of ¥3.57 trillion in net loans, an increase of ¥1.26 trillion in cash and due from banks, and an increase of ¥2.32 trillion in investment securities. This increase was partially offset by a decrease of ¥0.92 trillion in receivables under resale agreements.

We have allocated a substantial portion of our assets to international activities. As a result, reported amounts are affected by changes in the value of the yen against the US dollar and other foreign currencies. Foreign assets are denominated primarily in US dollars. The following table shows our total assets at March 31, 2004 and 2005 by geographic region based principally on the domicile of the obligors:

	At March 31,
	2004	2005
	(in trillions)
Japan	¥66.42	¥70.97

Foreign:
United States of America	9.52	11.75
Europe	4.63	4.35
Asia/Oceania excluding Japan	2.73	3.23
Other areas*	1.76	1.75

Total foreign	18.64	21.08

Total	¥85.06	¥92.05

*	Other areas primarily include Canada, Latin America and the Caribbean.

At March 31, 2005, the noon buying rate of the Federal Reserve Bank of New York was ¥107.22 per $1.00, as compared with ¥104.18 per $1.00 at March 31, 2004. The yen equivalent amount of foreign currency denominated assets and liabilities increases as the relevant exchange rate indicating the yen value per one foreign currency unit becomes higher, evidencing a “weaker” yen, and decreases as the relevant exchange rate indicating the yen value per one foreign currency unit becomes lower, evidencing a “stronger” yen. The depreciation of the yen against the US dollar and other foreign currencies during the fiscal year ended March 31, 2005 increased the yen value of our total assets by approximately ¥0.37 trillion. See “Item 3.A. Key Information—Selected Financial Data—Exchange Rate Information.”

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, at March 31, 2004 and 2005, based on classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on use of proceeds:

	At March 31,
	2004	2005
	(in billions)
Domestic:
Manufacturing	¥4,692.4	¥5,280.6
Construction	832.8	815.1
Real estate	3,515.7	4,157.0
Services	3,661.8	2,965.8
Wholesale and retail	4,312.0	4,527.4
Banks and other financial institutions	1,765.4	2,447.4
Communication and information services	651.0	605.9
Other industries	4,750.5	5,261.6
Consumer	7,474.0	7,662.8

Total domestic	31,655.6	33,723.6

Foreign:
Governments and official institutions	178.4	209.1
Banks and other financial institutions	904.8	1,075.3
Commercial and industrial	7,063.0	8,259.0
Other	156.4	171.5

Total foreign	8,302.6	9,714.9

Total	39,958.2	43,438.5

Less unearned income and deferred loan fees—net	27.2	17.0

Total	¥39,931.0	¥43,421.5

Domestic loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business. This breakdown at March 31, 2004 and 2005 is presented below in accordance with our classification by industry segment.

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in billions)
March 31, 2004	¥28.2	¥19.3	¥738.4	¥230.7	¥52.3	¥1.2	¥4.1	¥10.6	¥1,084.8
March 31, 2005	¥23.0	¥16.2	¥543.0	¥193.4	¥39.8	¥1.1	¥3.7	¥7.8	¥828.0

Loans are our primary use of funds. The average loan balance accounted for 55.7% of total interest-earning assets for the fiscal year ended March 31, 2004 and 51.7% for the fiscal year ended March 31, 2005.

At March 31, 2005, our total loans were ¥43.42 trillion, representing an increase of ¥3.49 trillion, or 8.7%, from ¥39.93 trillion at March 31, 2004. Before the deduction of unearned income and deferred loan fees—net, our loan balance at March 31, 2005, consisted of ¥33.72 trillion of domestic loans and ¥9.71 trillion of foreign loans while the loan balance at March 31, 2004, consisted of ¥31.66 trillion of domestic loans and ¥8.30 trillion of foreign loans.

Domestic loans increased ¥2.06 trillion and foreign loans increased ¥1.41 trillion compared to the previous fiscal year-end. This increase was primarily due to increases in loans to industries such as manufacturing and wholesale and retail, reflecting consolidation of certain VIEs. In accordance with the consolidation requirements of FIN No. 46R, we consolidated several multi-seller finance entities, primarily commercial paper conduits, where we are deemed to be the primary beneficiary. See note 24 to our consolidated financial statements for further discussion of these VIEs.

Analyzing the change of domestic loans by industry segments, domestic loans increased mainly in manufacturing, real estate, wholesale and retail, banks and other financial institutions, other industries and consumer. Besides the effect of VIEs, domestic loans decreased mainly in manufacturing and wholesale and retail. This is mainly due to decrease of nonperforming loans and loans to large enterprises. Increase of loans in real estate was due to increase of non-recourse loans. Consumer loans increased due to promotion of residential mortgage loans. The decrease of loans in services and the increase of loans in other industries were both due to the change in loan balance to several public sector borrowers, to which we had extended relatively large amounts of loans.

As for foreign loans, loans increased due to the effect of VIEs and due to the acquisition of Business Bank of California and Jackson Federal Bank by Union Bank of California, which is our largest foreign subsidiary.

Allowance for Credit Losses, Nonperforming and Past Due Loans

The following table shows a summary of the changes in the allowance for credit losses for the fiscal years ended March 31, 2003, 2004 and 2005:

	Fiscal year ended March 31,
	2003	2004	2005
	(in billions)
Balance at beginning of fiscal year	¥1,341.6	¥1,058.6	¥649.3

Provision (credit) for credit losses	287.3	(142.4)	125.1

Charge-offs:
Domestic	(523.9)	(206.9)	(181.5)
Foreign	(116.2)	(70.8)	(52.1)

Total	(640.1)	(277.7)	(233.6)
Recoveries:
Domestic	49.1	11.3	14.3
Foreign	17.6	18.7	9.6

Total	66.7	30.0	23.9

Net charge-offs	(573.5)	(247.7)	(209.7)
Others*	3.2	(19.2)	3.8

Balance at end of fiscal year	¥1,058.6	¥649.3	¥568.5

*	Others principally include foreign currency translation and discontinued operations adjustments.

For the fiscal year ended March 31, 2005, provision for credit losses of ¥125.1 billion was recorded. In contrast, for the fiscal year ended March 31, 2004, a reversal of allowance for credit losses of ¥142.4 billion was recorded. Although the reversals of allowance for credit losses were recorded for both March 31, 2004 and 2005 due to improvements in our loan portfolio as evidenced by the reduction in our nonperforming loans, for the fiscal year ended March 31, 2005, additional provisions were recognized as downgrades of several borrowers to which we extended relatively large amounts of loans were greater than the reversals recognized.

The ratio of provision for credit losses of ¥125.1 billion is 0.3% to the average loan balance of ¥42.64 trillion and 0.2% to the total interest-earning assets of ¥82.42 trillion.

Charge-offs for the fiscal year ended March 31, 2005 were ¥233.6 billion, a decrease of ¥44.1 billion, or 15.9% from ¥277.7 billion for the fiscal year ended March 31,2004.

Charge-offs has decreased for the last two fiscal years, reflecting the general recovery of businesses in Japan, which has also led to a decrease in bankruptcies.

Analyzing charge-offs by industry segments, though total charge-offs decreased, charge-offs in domestic manufacturing sector increased significantly. This increase was mainly due to debt-for-equity swap with regards to a particular borrower to which we extended a relatively large amount of loans, in order to support its business revitalization plan.

The following table presents comparative data in relation to the principal amount of nonperforming loans sold and additional provision for credit losses (reversal of allowance).

	Principal amount of loans(1)	Allowance for credit losses(2)	Loans, net of allowance	Additional provision for credit losses (reversal of allowance)
	(in billions)
For the fiscal year ended March 31, 2003	¥580.7	¥266.3	¥314.4	¥36.7
For the fiscal year ended March 31, 2004	292.8	125.5	167.3	(5.6)
For the fiscal year ended March 31, 2005	89.9	34.3	55.6	(9.2)

(1)	Represents principal amount after the deduction of charge-offs made before the sales of nonperforming loans.
(2)	Represents allowance for credit losses at the latest balance sheet date.

Through the sale of nonperforming loans to the Resolution and Collection Corporation and to other third parties, additional provisions or gains may arise from factors such as a change in the credit quality of the borrowers or the value of the underlying collateral subsequent to the prior reporting date, and the risk appetite and investment policy of the purchasers. For the fiscal year ended March 31, 2003, we recorded additional provisions of ¥36.7 billion because the unexpected adverse change in borrowers’ credit-worthiness was severe. However, as sales of nonperforming loans has decreased in line with our reduction of nonperforming loans, conditions surrounding the sales of loans has improved in recent years. During the fiscal year ended March 31, 2004 and 2005, we realized a gain of ¥5.6 billion and ¥9.2 billion, respectively.

Due to the inherent uncertainty of factors that may affect negotiated prices, which reflect the borrowers’ financial condition, and the value of underlying collateral, the results during the reported periods are not necessarily indicative of the results that we may record in the future.

In connection with the sale of loans including performing loans, we recorded a gain of ¥5.5 billion and ¥9.1 billion for the fiscal year ended March 31, 2004 and 2005, respectively.

The following table summarizes the allowance for credit losses by component at March 31, 2003, 2004 and 2005:

	At March 31,
	2003	2004	2005
	(in billions)
Allocated allowance:
Specific—specifically identified problem loans	¥675.8	¥380.9	¥343.2
Large groups of smaller balance homogeneous loans	37.5	38.8	37.4
Loans exposed to specific country risk	12.5	5.9	0.1
Formula—substandard, special mention and other loans	309.5	205.2	179.2
Unallocated allowance	23.3	18.5	8.6

Total allowance	¥1,058.6	¥649.3	¥568.5

Allowance policy

Our credit rating system is closely linked to the risk grading standards set by the Japanese regulatory authorities for asset evaluation and assessment, and is used as a basis for establishing the allowance for credit losses and charge-offs. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition and results of operations, historical payment experience, credit documentation, other public information and current trends. For a discussion of our credit rating system, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management—Credit Rating System.”

Change in total allowance and provision for credit losses

At March 31, 2005, the total allowance for credit losses was ¥568.5 billion, representing 1.31% of our total loan portfolio or 56.48% of our total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more. At March 31, 2004, the total allowance for credit losses was ¥649.3 billion, representing 1.63% of our total loan portfolio or 52.82% of our total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more.

Although we actively disposed of nonperforming loans, we newly recognized nonperforming loans at the same time. In recent years, large borrowers with relatively high allowance ratio had been downgraded and newly recognized as nonperforming loans. As a result, the percentage of nonperforming loans to total loans has decreased, but at the same time, the rate of allowance on nonperforming loans has increased in recent fiscal years.

This decrease in total allowance was mainly due to decrease of total amounts of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more.

During the fiscal years ended March 31, 2003, 2004 and 2005, there were no significant additions to the allowance for credit losses resulting from directives, advice or counsel from governmental or regulatory bodies.

For the fiscal year ended March 31, 2005, provision for credit losses of ¥125.1 billion was recorded. In contrast, for the fiscal year ended March 31, 2004, a reversal of allowance for credit losses of ¥142.4 billion was recorded. Although the reversals of allowance for credit losses were recorded for both March 31, 2004 and 2005 due to improvements in our loan portfolio as evidenced by the reduction in our nonperforming loans, for the fiscal year ended March 31, 2005, additional provisions were recognized as downgrades of several borrowers to which we extended relatively large amounts of loans were greater than the reversals recognized.

Allocated allowance for specifically identified problem loans

The allocated credit loss allowance for specifically identified problem loans represents the allowance against impaired loans called for in SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” Impaired loans primarily include nonaccrual loans and restructured loans. We generally discontinue accrual of interest income on loans when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans made by us or by certain domestic subsidiaries, and 90 days or more with respect to loans of certain foreign subsidiaries. Loans are classified as restructured loans when we grant a concession to the borrowers for economic or legal reasons related to the borrowers’ financial difficulties. Detailed reviews of impaired loans are performed on a daily basis after a borrower’s annual or semi-annual financial statements first become available. In addition, as part of an ongoing credit review process, our credit officers monitor changes in all customers’ creditworthiness including bankruptcy, past due principal or interest, downgrading of external credit rating, declining stock price, business restructuring and other events and reassesses borrowers’ ratings in response to such events. This credit monitoring process form an integral part of our overall control process. An impaired loan is evaluated individually based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral if the loan is collateral-dependent at a balance-sheet date.

The following table summarizes nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments, at March 31, 2003, 2004 and 2005:

	At March 31,
	2003	2004	2005
	(in billions, except percentages)
Nonaccrual loans:
Domestic:
Manufacturing	¥73.6	¥98.9	¥77.8
Construction	63.0	42.6	38.8
Real estate	198.8	125.4	92.6
Services	65.5	39.5	94.5
Wholesale and retail	195.4	84.1	74.4
Banks and other financial institutions	15.0	15.8	4.3
Communication and information services	13.9	5.1	11.4
Other industries	30.9	14.5	13.3
Consumer	147.1	137.7	115.8

Total domestic	803.2	563.6	522.9
Foreign	265.9	226.9	108.2

Total nonaccrual loans	1,069.1	790.5	631.1

Restructured loans:
Domestic:
Manufacturing	149.1	42.6	22.4
Construction	64.0	9.1	35.3
Real estate	245.9	114.9	113.0
Services	118.8	42.3	30.3
Wholesale and retail	241.2	112.7	67.3
Banks and other financial institutions	15.0	—	0.3
Communication and information services	11.1	4.7	3.6
Other industries	25.3	3.9	26.4
Consumer	74.9	50.9	45.0

Total domestic	945.3	381.1	343.6
Foreign	83.2	45.7	21.7

Total restructured loans	1,028.5	426.8	365.3

Accruing loans contractually past due 90 days or more:
Domestic	15.2	11.1	9.2
Foreign	2.9	0.9	0.9

Total accruing loans contractually past due 90 days or more	18.1	12.0	10.1

Total	¥2,115.7	¥1,229.3	¥1,006.5

Total loans	¥39,992.4	¥39,931.0	¥43,421.5

Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of total loans	5.29%	3.08%	2.32%

Domestic nonaccrual loans and restructured loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business. This breakdown at March 31, 2004 and 2005 is presented below:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in billions)
March 31, 2004
Nonaccrual loans	¥1.6	¥0.9	¥52.3	¥14.2	¥5.8	—	¥0.2	—	¥75.0
Restructured loans	1.0	0.3	21.0	4.1	1.5	—	—	—	27.9
March 31, 2005
Nonaccrual loans	¥1.3	¥1.0	¥43.3	¥13.7	¥3.2	—	¥0.2	¥0.5	¥63.2
Restructured loans	1.2	0.3	19.2	2.9	1.9	—	—	—	25.5

We have been making efforts to dispose of nonperforming loans actively. These efforts have been made to improve the quality of our own loan assets, which conforms to the policy to decrease nonperforming loans under the program for financial revival announced by the Japanese government in October 2002. As a result, nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more decreased ¥222.8 billion since March 31, 2004, to ¥1,006.5 billion, or 2.32% of total loans, as of March 31, 2005.

Total nonaccrual loans were ¥631.1 billion at March 31, 2005, a decrease of ¥159.4 billion, or 20.2%, from ¥790.5 billion at March 31, 2004. The decrease was ¥40.7 billion for domestic loans and ¥118.7 billion for foreign loans.

Analyzing by industry segments, decrease of ¥21.1 billion in domestic manufacturing was due to collection of loans and the debt-for-equity swap with regards to a particular borrower to which we extended relatively large amount of loans in order to support its business revitalization plan. The increase of ¥55.0 billion in services was due to unexpected downgrades of several borrowers to which we had extended relatively large amount of loans during the fiscal year. The decrease of ¥118.7 billion of foreign loans was mainly due to partial collection of loans from the overseas subsidiaries of some Japanese borrowers to whom we had extended relatively large amounts of loans.

Total restructured loans were ¥365.3 billion at March 31, 2005, a decrease of ¥61.5 billion, or 14.4%, from ¥426.8 billion at March 31, 2004. The decrease was mainly due to domestic factors. Decrease of domestic loans was ¥37.5 billion. Decrease of foreign restructured loans was ¥24.0 billion. Analyzing by industry segments, restructured loans decreased ¥20.2 billion in manufacturing. This was due to collection of loans and upgrades of some borrowers based on improved operating performance. As for wholesale and retail, restructured loans decreased ¥45.4 billion also due to upgrades of some borrowers. The increase of ¥22.5 billion in other industries was due to downgrades of several borrowers to which we extended relatively large amount of loans during the fiscal year ended March 31, 2005.

The following table summarizes the balances of impaired loans and related impairment allowances at March 31, 2003, 2004 and 2005, excluding smaller-balance homogeneous loans:

	At March 31,
	2003		2004		2005
	Loan balance	Impairment allowance	Loan balance	Impairment allowance	Loan balance	Impairment allowance
	(in billions)
Requiring an impairment allowance	¥1,855.6	¥675.8	¥972.7	¥380.9	¥790.8	¥343.2
Not requiring an impairment allowance	133.0	—	144.7	—	126.3	—

Total	¥1,988.6	¥675.8	¥1,117.4	¥380.9	¥917.1	¥343.2

Percentage of the allocated allowance to total impaired loans	34.0%		34.1%		37.4%

In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥3.2 billion, ¥9.7 billion and ¥12.1 billion at March 31, 2003, 2004 and 2005, respectively.

Impaired loans decreased ¥200.3 billion, or 17.9%, from ¥1,117.4 billion at March 31, 2004 to ¥917.1 billion at March 31, 2005, reflecting decreases in nonaccrual loans and restructured loans as set forth above.

The percentage of the allocated allowance to total impaired loans at March 31, 2005 was 37.4%, an increase of 3.3 percentage points from 34.1% at March 31, 2004. The percentage of impairment allowance allocated to nonaccrual loans at March 31, 2005 was 48.8%, an increase of 7.7 percentage points from 41.1% at March 31, 2004. The percentage of impairment allowance allocated to restructured loans at March 31, 2005 was 15.8%, a decrease of 3.2 percentage points from 19.0% at March 31, 2004.

Based upon a review of borrowers’ financial status, from time to time we grant various concessions to troubled borrowers at the borrowers’ request, including reductions in the stated interest rates or the principal amount of loans, and extensions of the maturity date. According to our policies, such modifications are made to mitigate the near-term burden of the loans provided to the borrowers and to better match the payment terms with the borrowers’ expected future cash flows or, in cooperation with other creditors, to reduce the overall debt burden of the borrowers so that they may normalize their operations, in each case to improve the likelihood that the loans will be repaid in accordance with the revised terms. The nature and amount of the concessions depend on the particular financial condition of each borrower. In principle, however, we do not modify the terms of loans to borrowers that are considered “Likely to Become Bankrupt,” “Virtually Bankrupt” or “Bankrupt” because in these cases there is little likelihood that the modification of loan terms would enhance recovery of the loans.

Allocated allowance for large groups of smaller-balance homogeneous loans

The allocated allowance for large groups of smaller-balance homogeneous loans is focused on loss experience for the pool rather than on an analysis of individual loans. Large groups of smaller-balance homogeneous loans primarily consist of first mortgage housing loans to individuals. The allowance for groups of performing loans is based on historical loss experience over a period. In determining the level of the allowance for delinquent groups of loans, we classify groups of homogeneous loans based on the risk rating and/or the number of delinquencies. We determine the credit loss allowance for delinquent groups of loans based on the probability of insolvency by the number of actual delinquencies and actual loss experience. The loss experience is usually determined by reviewing the historical loss rate. The allocated credit loss allowance for large groups of smaller-balance homogeneous loans was ¥37.4 billion at March 31, 2005, a slight decrease from ¥38.8 billion at March 31, 2004.

Allocated allowance for country risk exposure

The allocated credit loss allowance for country risk exposure is based on an estimate of probable losses relating to the exposure to countries that we identify as having a high degree of transfer risk. We use a country risk grading system that assigns risk ratings to individual countries. To determine the risk rating, we consider the instability of foreign currency and difficulties regarding debt servicing. The allowance is determined based on the assessment of individual country risks, taking into consideration various factors such as the political and macroeconomic situation and debt repayment capability. It is generally based on a function of default probability and expected recovery ratios, taking external credit ratings into account. The allocated allowance for country risk exposure decreased ¥5.8 billion from ¥5.9 billion at March 31, 2004 to ¥0.1 billion at March 31, 2005. This decrease was due to the improved conditions in countries such as Indonesia.

The following is a summary of cross-border outstandings to counterparties in major Asian and Latin American countries at March 31, 2004 and 2005:

	At March 31,
	2004	2005
	(in billions)
Hong Kong	¥300.6	¥325.4
People’s Republic of China	194.6	277.4
Singapore	211.4	271.9
Thailand	145.6	224.1
South Korea	191.1	221.3
Malaysia	84.7	88.1
Philippines	41.2	42.4
Indonesia	22.5	29.1
Brazil	82.0	71.5
Mexico	45.0	46.4
Argentina	18.2	0.9

Note:	We record allocated allowance for country risk exposure for specific countries, not all of the countries above.

Our cross-border outstandings to emerging countries has increased with the general improvement in the credit risk of emerging countries. Our cross-border outstandings to countries such as China, Hong Kong and Singapore has increased due to the stable credit risk in those countries. Our cross-border outstandings to Argentina has decreased due to the decrease in loans to non-Japanese borrowers in Argentina.

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

UnionBanCal Corporation, our largest overseas subsidiary, calculates the formula allowance by applying loss factors to outstanding loans and certain unused commitments, in each case based on the internal risk grade of such loans, leases and commitments. Changes in risk grades affect the amount of the formula allowance. Loss factors are based on our historical loss experience and may be adjusted for significant factors that, in management’s judgment, affect the collectibility of the portfolio as of the evaluation date. Loss factors are developed in the following ways:

•	loss factors for individually graded credits are derived from a migration model that tracks historical losses over a period, which we believe captures the inherent losses in our loan portfolio; and

•	pooled loan loss factors (not individually graded loans) are based on expected net charge-offs. Pooled loans are loans that are homogeneous in nature, such as consumer installment, home equity, residential mortgage loans and certain small commercial and commercial real estate loans.

Though there are a few technical differences in the methodology used for the allowance for credit losses as mentioned above, we examine overall sufficiency of the formula allowance periodically by back-test comparison with the actual loss experience subsequent to the balance sheet date.

The formula allowance decreased ¥26.0 billion from ¥205.2 billion at March 31, 2004 to ¥179.2 billion at March 31, 2005. This decrease was due to a reduction of some performing loans for which credit risk and percentage of allowance were comparatively high, and the general improvement in the quality of our loan assets.

Unallocated allowance

The unallocated allowance is based on management’s evaluation of conditions that are not directly reflected in the determination of the formula and specific allowances. Certain losses that had previously been considered in the determination of the unallocated allowance have been incorporated into our formula allowance through the change made to recognize losses based on a loss confirmation period, thereby eliminating the need to reflect them in our unallocated allowance. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they may not be identified with specific problem credits or portfolio segments. The conditions evaluated in connection with the unallocated allowance include the following, which existed at the balance sheet date:

•	general economic and business conditions affecting our key lending areas;

•	credit quality trends (including trends in nonperforming loans expected to result from existing conditions);

•	collateral values;

•	loan volumes and concentrations;

•	seasoning of the loan portfolio;

•	specific industry conditions within portfolio segments;

•	recent loss experience in particular segments of the portfolio;

•	duration of the current economic cycle;

•	bank regulatory examination results; and

•	findings of our internal credit examiners.

Executive management reviews these conditions quarterly in discussion with our senior credit officers. To the extent that any of these conditions is evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management’s estimate of the effect of such condition may be reflected as a specific allowance, applicable to the specific credit or portfolio segment. Where any of these conditions is not evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management’s evaluation of the probable loss related to the condition is reflected in the unallocated allowance.

The unallocated allowance decreased ¥9.9 billion from ¥18.5 billion at March 31, 2004 to ¥8.6 billion at March 31, 2005. This decrease was due mainly to refinement of formula allowance and allocated allowance, which has eliminated the need to consider certain losses, such as a certain share of inherent probable loss associated with the credit migration.

Allowance for Off-balance-sheet Credit Instruments

In addition to the allowance for credit losses on the loan portfolio, we maintain an allowance for credit losses on off-balance-sheet credit instruments, including commitments to extend credit, a variety of guarantees and standby letters of credit. This allowance is included in other liabilities. With regard to the specific allocated allowance for specifically identified credit exposure and the allocated formula allowance, we apply the same methodology that we use in determining the allowance for loan credit losses. The allowance for credit losses on off-balance-sheet credit instruments was ¥60.3 billion at March 31, 2005, a decrease of ¥36.7 billion, or 37.9%, from ¥97.0 billion at March 31, 2004. This decrease shows the same trend as the quality improvement of loan assets.

Investment Portfolio

Our investment securities are primarily comprised of marketable equity securities and Japanese government and Japanese government agency bonds, which are mostly classified as available-for-sale securities. We also hold Japanese government bonds which are classified as securities being held to maturity.

Historically, we have held equity securities of some of our customers for strategic purposes, in particular to maintain long-term relationships with these customers. However, our current goal is to reduce the aggregate value of our equity securities to approximately 50% of our Tier I capital by March 31, 2007 because we believe from a risk management perspective that reducing the price fluctuation risk in our equity portfolio is imperative. As of March 31, 2005, we had reduced the aggregate value of marketable equity securities under Japanese GAAP to 59% of our Tier I capital, which satisfies the requirements of the legislation forbidding banks from holding equity securities in excess of their Tier I capital after September 30, 2006.

Investment securities increased ¥2.32 trillion, from ¥21.50 trillion at March 31, 2004 to ¥23.82 trillion at March 31, 2005.

The following table shows information as to the value of our investment securities available for sale and being held to maturity at March 31, 2004 and 2005. Subsequent to the filing of our Annual Report on Form 20-F for the fiscal year ended March 31, 2004, management determined that amortized costs and net unrealized gains on securities available for sale for the fiscal year ended March 31, 2004 were erroneously disclosed. As a result, such amounts have been restated from the amounts previously reported.

	At March 31,
	2004			2005
	Amortized cost (restated)	Estimated fair value	Net unrealized gains (restated)	Amortized cost	Estimated fair value	Net unrealized gains
	(in billions)
Securities available for sale:
Debt securities, principally Japanese government bonds and corporate bonds	¥17,135.0	¥17,146.1	¥11.1	¥18,335.6	¥18,392.9	¥57.3
Marketable equity securities	1,819.2	3,140.7	1,321.5	1,803.3	3,099.3	1,296.0

Total securities available for sale	¥18,954.2	¥20,286.8	¥1,332.6	¥20,138.9	¥21,492.2	¥1,353.3

Debt securities being held to maturity, principally Japanese government bonds	¥1,052.2	¥1,052.7	¥0.5	¥2,047.9	¥2,064.6	¥16.7

Securities being held to maturity increased ¥1.00 trillion as our treasury operations increased holdings in Japanese government bonds for asset-liability management purposes, mainly due to the fact that our balance of deposits exceeded our loans, and Japanese government bonds were a viable investment option for us.

Available-for-sale securities increased ¥1.20 trillion from ¥20.29 trillion at March 31, 2004 to ¥21.49 trillion at March 31, 2005, primarily due to an increase in amount of mortgage-backed securities.

Net unrealized gains on available-for-sale securities included in the investment portfolio at March 31, 2004 and 2005 were ¥1.33 trillion and ¥1.35 trillion, respectively. These net unrealized gains related principally to marketable equity securities.

Cash and Due from Banks

Cash and due from banks at March 31, 2005 was ¥4.03 trillion, an increase of ¥1.27 trillion from ¥2.76 trillion at March 31, 2004. The increase in cash and due from banks was primarily attributable to an increase in deposits with the Bank of Japan at the end of the fiscal year, which in turn was due to the Bank of Japan’s monetary policy of providing ample liquidity by increasing the balance of current accounts held at the Bank of Japan.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions. Interest-earning deposits in other banks at March 31, 2005 were ¥3.92 trillion, an increase of ¥0.73 trillion, from ¥3.19 trillion at March 31, 2004. This increase primarily reflected an increase in foreign currency deposits.

Deferred Tax Assets

Deferred tax assets decreased ¥0.15 trillion, or 19.4%, from ¥0.75 trillion at March 31, 2004 to ¥0.60 trillion at March 31, 2005. This decrease was due primarily to a decrease in existing deductible temporary differences. The decrease in existing deductible temporary differences reflected a decrease in net operating loss carryforwards, which is attributable to the existence of taxable income for the fiscal year ended March 31, 2005. The decrease in allowance for credit losses and accrued severance indemnities and pension liabilities also contributed to the decrease in deferred tax assets.

Total Liabilities

At March 31, 2005, total liabilities were ¥88.88 trillion, an increase of ¥6.59 trillion from ¥82.29 trillion at March 31, 2004. This increase primarily reflected increases of ¥5.25 trillion in other short-term borrowings and ¥1.84 trillion in total deposits. These increases were partially offset by a decrease of ¥1.09 trillion in call money and funds purchased.

The depreciation of the yen against the US dollar and other foreign currencies during the fiscal year ended March 31, 2005 increased the yen values for liabilities denominated in foreign currencies by approximately ¥0.35 trillion.

Deposits

Deposits are our primary source of funds. Total average deposits increased ¥2.41 trillion from ¥56.79 trillion for the fiscal year ended March 31, 2004 to ¥59.20 trillion for the fiscal year ended March 31, 2005. This increase primarily reflected a ¥1.41 trillion increase in average domestic interest-bearing demand deposits.

Domestic deposits increased ¥1.05 trillion from ¥46.73 trillion at March 31, 2004 to ¥47.78 trillion at March 31, 2005, while foreign deposits increased ¥0.78 trillion from ¥11.81 trillion at March 31, 2004 to ¥12.59 trillion at March 31, 2005.

The reduction in the maximum amount covered by blanket deposit insurance to a ¥10 million maximum as of March 31, 2005 did not have a material affect on our average domestic deposits for the fiscal year ended March 31, 2005.

Short-term Borrowings

We use short-term borrowings as a funding source and in our management of interest rate risk. For management of interest rate risk, short-term borrowings are used in asset liability management operations to match interest rate risk exposure resulting from loans and other interest-earning assets and for managing funding costs of various financial instruments at an appropriate level as a whole, based on our forecast of future interest rate levels. Short-term borrowings include call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions and other short-term borrowings.

The total average balance of short-term borrowings increased ¥6.43 trillion from ¥10.30 trillion for the fiscal year ended March 31, 2004 to ¥16.73 trillion for the fiscal year ended March 31, 2005.

Short-term borrowings increased ¥4.67 trillion from ¥11.19 trillion at March 31, 2004 to ¥15.86 trillion at March 31, 2005. This increase was primarily attributable to an increase of 5.25 trillion in other short-term borrowings. The increase in other short-term borrowings was primarily due to measures we took to increase our liquidity near the end of the fiscal year ended March 31, 2005 in order to respond to any unexpected outflow of funds caused by the reduction of blanked deposit insurance at March 31, 2005. As discussed in “—Deposits” above, no such unexpected outflow of funds occurred.

Severance Indemnities and Pension Liabilities

As discussed in “Item 5.A. Operating Results—Recent Developments—Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” and “Item 5.A. Operating Results—Accounting Changes—Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” in March 2005, the substitutional portion of our employee pension fund liabilities was transferred to a government agency and we were released from the obligation to pay the substitutional portion of the benefits to our employees. Although the completion of the transfer constituted a settlement of such plan, since there remains a defined benefit plan and the settlement occurred subsequent to December 31, 2004 (the measurement date of such plan), the impact of the transfer / settlement of a pre-tax income of ¥36.1 billion will be recognized in the fiscal year ending March 31, 2006. See note 15 to our consolidated financial statements for details of our defined benefit pension plans and the effect of the transfer / settlement.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have shown a historically high rollover rate among our corporate customers and individual depositors. Due to the economic and financial environment in Japan, as well as to our relatively high financial standing in Japan, our deposits have steadily increased during recent years, from ¥55.27 trillion at March 31, 2003 to ¥60.38 trillion at March 31, 2005. As of March 31, 2005, our deposits of ¥60.38 trillion exceeded our loans, net of allowance for credit losses of ¥42.85 trillion, by ¥17.53 trillion. These deposits provide us with a sizable source of stable and low-cost funds. While approximately 56% of certificates of deposit and time deposits mature within three months, we continuously monitor relevant interest rate characteristics of these funds and utilize asset and liability management techniques to manage the possible impact of the rollovers on our net interest margin and liquidity. Our average deposits, combined with average shareholder’s equity, funded 66.9% of our average total assets of ¥92.58 trillion during the fiscal year ended March 31, 2005.

Most of the remaining funding was provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions and other short-term borrowings. From time to time, we have issued long-term instruments such as straight bonds with mainly three to five years’ maturity. Liquidity may also be provided by the sale of financial assets, including securities available for sale, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

Shareholder’s Equity

The following table presents a summary of our shareholder’s equity at March 31, 2004 and 2005:

	At March 31,
	2004	2005
	(in billions, except percentages)
Preferred stock	¥122.1	¥247.1
Common stock	749.9	749.9
Capital surplus	814.5	983.3
Retained earnings	887.0	978.9
Accumulated other changes in equity from nonowner sources	199.3	209.7
Less parent company’s stock, at cost	(0.7)	(2.3)

Total shareholder’s equity	¥2,772.1	¥3,166.6

Ratio of total shareholder’s equity to total assets	3.26%	3.44%

Total shareholder’s equity increased ¥394.5 billion, or 14.2%, from ¥2,772.1 billion at March 31, 2004 to ¥3,166.6 billion at March 31, 2005. The ratio of total shareholder’s equity to total assets also showed an increase of 0.18 percentage points from 3.26% at March 31, 2004 to 3.44% at March 31, 2005. The increase in total shareholder’s equity at March 31, 2005, and the resulting increase in the ratio to total assets, were principally attributable to increases of ¥125.0 billion in preferred stock and ¥168.8 billion in capital surplus, primarily resulting from issuance of new shares of preferred stock in February 2005, and an increase of ¥91.9 billion in retained earnings, resulting from net income for the fiscal year ended March 31, 2005.

Due to our holdings of a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our shareholder’s equity. The following table presents information relating to the accumulated net unrealized gains before tax effect in respect of marketable equity securities at March 31, 2004 and 2005:

	At March 31,
	2004	2005
	(in billions, except percentages)
Accumulated net unrealized gains	¥1,321.5	¥1,296.0
Accumulated net unrealized gains to total assets	1.55%	1.41%

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

Capital Requirements for Banking Institutions in Japan

A Japanese banking institution is subject to the minimum capital adequacy requirements both on a consolidated basis and a stand-alone basis, and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary under the control of another company. Under the Financial Services Agency’s guidelines, capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. Our Tier I capital generally consists of shareholder’s equity items, including common stock, non-cumulative preferred stock, capital surplus, minority interests and retained earnings (which includes deferred tax assets), but recorded goodwill and other items, such as treasury stock, are deducted from Tier I capital. Our Tier II generally consists of general reserves for credit losses up to 1.25% of risk-weighted assets, 45% of the unrealized gains on investment securities available for sale, 45% of the land revaluation excess, the balance of perpetual subordinated debt and the balance of subordinated term debt with an original maturity of over five years subject to certain limitations, up to 50% of Tier I capital. Our Tier III capital consists of short-term subordinated debt with an original maturity of at least two years, subject to certain limitations. At least 50% of the minimum capital requirements must be maintained in the form of Tier I capital.

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

For a detailed discussion of the capital adequacy guidelines adopted by the Financial Service Agency and proposed amendments, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital Adequacy.”

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

For a detailed discussion of the capital adequacy guidelines applicable to our U.S. bank subsidiaries, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States—Bank Capital Requirements and Capital Distributions.”

Capital Requirements for Mitsubishi Securities

Mitsubishi Securities is required to maintain a minimum capital ratio of 120% calculated by as a percentage of capital accounts less certain illiquid assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operations risks. At March 31, 2005, Mitsubishi Securities’ capital accounts, less certain illiquid assets of ¥415.8 billion, were 406.7% of total amounts equivalent to market, counterparty credit and operations risks.

Our Capital Ratios

The table below presents our consolidated risk-based capital, risk-adjusted assets and risk-based capital ratios at March 31, 2004 and 2005 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency):

	At March 31,		Minimum capital ratios required
	2004	2005
	(in billions, except percentages)
Capital components:
Tier I capital	¥2,876.0	¥3,199.6
Tier II capital includable as qualifying capital	2,415.3	2,564.8
Tier III capital includable as qualifying capital	30.0	—
Deductions from total qualifying capital	41.7	243.7

Total risk-based capital	¥5,279.6	¥5,520.7

Risk-weighted assets	¥44,093.8	¥46,662.9
Capital ratios:
Tier I capital	6.52%	6.86%	4.00%
Total risk-based capital	11.97	11.83	8.00

Our Tier I ratio increased 0.34 percentage points from 6.52% at March 31, 2004 to 6.86% at March 31, 2005. This increase was a result of the increase in our retained earnings and our issuance of preferred shares during the fiscal year ended March 31, 2005. However, our total risk-based capital ratio decreased 0.14 percentage points from 11.97% at March 31, 2004 to 11.83% at March 31, 2005 mainly due to the loans made to Mitsubishi Tokyo Financial Group, Inc., which decreased our total risk-based capital as those loans were deducted from their qualifying capital under Japanese regulations. As of March 31, 2005, we had outstanding loans of ¥200.0 billion with regard to the investment by Mitsubishi Tokyo Financial Group, Inc. in UFJ Bank. The increase in loans, which increased our risk-weighted assets, also was a factor to the decrease in the consolidated total risk-based capital ratio.

Capital Ratios of Subsidiary Banks in the United States

The table below presents the risk-based capital ratios of UnionBanCal Corporation and Union Bank of California at December 31, 2003 and 2004:

	At December 31,		Minimum capital ratios required	Ratios OCC requires to be “well-capitalized”
	2003	2004
UnionBanCal Corporation:
Tier I capital (to risk-weighted assets)	11.31%	9.71%	4.00%	—
Tier I capital (to quarterly average assets)*	9.03	8.09	4.00	—
Total capital (to risk-weighted assets)	14.14	12.17	8.00	—
Union Bank of California:
Tier I capital (to risk-weighted assets)	10.44%	9.29%	4.00%	6.00%
Tier I capital (to quarterly average assets)*	8.30	7.72	4.00	5.00
Total capital (to risk-weighted assets)	11.88	10.57	8.00	10.00

*	Excludes certain intangible assets.

Management believes that, as of December 31, 2004 and June 30, 2005, UnionBanCal Corporation and Union Bank of California met all capital adequacy requirements to which they are subject.

As of December 31, 2004, Union Bank of California was categorized as “well-capitalized” under the regulatory framework for prompt corrective action in accordance with the notification from the OCC. To be categorized as “well capitalized,” Union Bank of California must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Union Bank of California’s category.

Off-balance-sheet Arrangements

In the normal course of our business, we engage in several types of off-balance-sheet arrangements to meet the financing needs of our customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The following table summarizes these commitments at March 31, 2005:

	Amount of commitment expiration by period
	Less than 1 year	1-5 years	Over 5 years	Total
	(in billions)
Guarantees:
Standby letters of credit and financial guarantees	¥928	¥1,602	¥1,224	¥3,754
Performance guarantees	264	958	131	1,353
Derivative instruments	9,598	5,512	873	15,983
Others	512	—	—	512

Total guarantees	11,302	8,072	2,228	21,602
Other off-balance-sheet instruments:
Commitments to extend credit	18,265	5,662	674	24,601
Commercial letters of credit	457	1	—	458
Others	382	5	—	387

Total other off-balance-sheet instruments	19,104	5,668	674	25,446

Total	¥30,406	¥13,740	¥2,902	¥47,048

See note 23 to our consolidated financial statements for a description of the nature of our guarantees and other off-balance-sheet instruments.

The contractual amounts of these guarantees and other off-balance-sheet instruments represent the amounts at risk should the contracts be fully drawn upon with a subsequent default by our customer and a decline in the value of the underlying collateral. Because many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. At March 31, 2005, approximately 65% of these commitments will expire within one year, 29% from one year to five years and 6% after five years. Such risks are monitored and managed as a part of our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.” In addition, in accordance with SFAS No. 5, “Accounting for Contingencies,” we evaluate off-balance-sheet arrangement in the manner described in note 1 to our consolidated financial statements.

In the aggregate, the income generated from fees and commissions is one of our most important sources of revenue. Such income amounted to ¥481.6 billion during the fiscal year ended March 31, 2005, accounting for approximately 60% of our non-interest income for the fiscal year. However, the fees generated specifically from off-balance-sheet arrangements are not a dominant source of our fees and commissions.

Some of our off-balance-sheet arrangements are related to activities of special purpose entities, most of which are VIEs. As set out in “Item 5.A. Operating Results—Accounting Changes—Variable Interest Entities,” we adopted FIN No. 46R at April 1, 2004. As a result, we have consolidated all VIEs in which we are deemed to be the primary beneficiary including those created before February 1, 2003.

Off-balance-sheet arrangements include the following types of special purpose entities.

Asset-backed Commercial Paper Conduits

We administer several multi-seller finance entities (primarily commercial paper conduits) that purchase financial assets, primarily pools of receivables, from third-party customers. Assets purchased by these conduits are generally funded by issuing commercial paper to and/or by borrowings from us or third parties. While customers basically continue to service the transferred trade receivables, we underwrite, distribute, make a market in commercial paper issued by the conduits, and also provide liquidity and credit support facilities to the entities.

We, as a non-primary beneficiary, had variable interests in this type of entity, with total assets of ¥387.7 billion at March 31, 2005, and are exposed to a maximum loss of ¥55.5 billion.

Securitization Conduits of Client Properties

We administer several conduits that acquire client assets, primarily real estate, from third-party customers (“property sellers”) with the property sellers continuing to use the acquired real estate through lease-back agreements. The equity of the conduits is provided by the property sellers but such equity holders have no ability to make decisions about the activities of the conduits. Thus, we consider those conduits to be VIEs. The assets acquired by these conduits are generally funded by borrowings from us or third parties. We believe we are not the primary beneficiary of any of the conduits.

We, as a non-primary beneficiary, had variable interests in this type of entity, with total assets of ¥1,000.3 billion at March 31, 2005, and are exposed to a maximum loss of ¥358.1 billion, which would need to be recognized if, contrary to current expectations, we are unable to collect on our loans to these entities.

Investment Funds

We hold investments in various investment funds that collectively invest in equity and debt securities including listed Japanese securities and investment grade bonds, and, to a limited extent, securities and other interests issued by companies in a start-up or restructuring stage. Such investment funds are managed by investment advisory companies or fund management companies that make investment decisions and administer the funds.

We occasionally sell assets such as nonperforming loans to these funds, in particular the Corporate Recovery Fund, when we believe that such sale may improve our asset quality.

Corporate Recovery Fund.    We have non-controlling equity interests in corporate recovery funds whose principal business purpose is to generate profits by investing in companies in the process of restructuring and then, typically, selling these investments after the companies complete their restructurings. Such funds purchase nonperforming loans from us or others and in some cases acquire majority ownership in the borrower companies by means of a debt-for-equity swap. Our non-voting interests in these funds amounted to ¥32.7 billion at March 31, 2004 and ¥24.7 billion at March 31, 2005, respectively. In addition, at March 31, 2005, we had commitments to make additional contributions of up to ¥3.8 billion to these funds.

The total assets of the corporate recovery funds in which we have interests were approximately ¥123.5 billion at March 31, 2004 and ¥95.0 billion at March 31, 2005. We sold to corporate recovery funds nonperforming loans with an aggregate net book value of ¥2.2 billion for ¥1.6 billion during the fiscal year ended March 31, 2004 and an aggregate net book value of ¥4.2 billion for ¥1.9 billion during the fiscal year ended March 31, 2005. For a detailed discussion on additional provisions for credit losses associated with the sale of such loans, see “—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

Venture Capital Fund.    We own non-controlling equity interests in investment funds managed by fund management companies who have discretionary investment powers. These funds seek to invest in start-up companies or companies that are rapidly developing. The aggregate assets of these funds were approximately ¥2,165.5 billion at March 31, 2005. We made contributions to these funds amounting to ¥113.6 billion at March 31, 2005. At March 31, 2005, in accordance with the applicable limited partnership agreements, we had commitments to make additional contributions of up to ¥ 15.3 billion when required by the fund management companies.

Investment Trust.    We purchase the share units of investment trusts as mid- to long-term investments. These investment trusts are managed by investment advisory companies with the objective of investing in a diversified portfolio consisting of equity and debt securities, primarily shares of Japanese public companies. At March 31, 2005, our share units in investment trusts amounted to approximately ¥413.8 billion, which is equal to our maximum loss exposure. Generally, we are not obligated to invest in or extend funds by purchasing additional share units and our off-balance-sheet exposures or commitments relating to this type of special purpose entities were not material.

Special Purpose Entities Created for Structured Financing

We extend non-recourse asset-backed loans to special purpose entities, which hold beneficial interests in real properties, to provide financing for special purpose projects including real estate development and natural resource development managed by third parties.

We generally act as a member of a lending group and do not have any equity investment in the entities, which is typically provided by project owners. For most of these financings, the equity provided by the project owners is of sufficient level to absorb expected losses, while expected returns to the owners are arranged to be the most significant among all returns. Accordingly, we determined that we are not the primary beneficiary of most of these entities. However, we are ultimately required to consolidate entities whose investment at risk is exceptionally thin and to whom we provided most of the financing.

We, as a non-primary beneficiary, had variable interests in this type of entity, with total assets of ¥14,958.6 billion, at March 31, 2005, and are exposed to maximum loss of ¥910.0 billion, which will possibly realize if our loans to entities are not collected in accordance with the contractual terms.

Repackaged Instruments

We have two types of relationships with special purpose entities that repackage financial instruments to create new financial instruments.

We provide repackaged instruments with features that meet the customer’s needs and preferences through special purpose entities. We purchase financial instruments such as bonds and transfer them to special purpose entities which then issue new instruments. The special purpose entities may enter into derivative transactions including interest rate and currency swaps with us or other financial institutions to modify the cash flows of the underlying financial instruments. We underwrite and market to our customers the new instruments issued by the special purpose entities.

We also invest in repackaged instruments arranged and issued by third parties.

At March 31, 2005, the total assets of these entities were estimated as ¥11,470.6 billion and our maximum exposure to loss as a result of our involvement with such entities were estimated as ¥379.1 billion.

Other Type of VIEs

We are also a party to other types of VIEs including special purpose entities created to hold assets on behalf of us as an intermediary.

We identified borrowers that were determined to be VIEs due to an insufficient level of equity. We determined that we are not the primary beneficiary of most of these borrowers because of our limited exposure as a lender to such borrowers. Such borrowers engage in diverse business activities of various sizes in industries such as manufacturing, merchandise trading, distribution, construction and real estate development, independently from us.

Contractual Cash Obligations

In the normal course of our business, we enter into contractual agreements whereby we commit to future purchases of products or services from unaffiliated parties. The following table shows a summary of our contractual cash obligations at March 31, 2005:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	Over 5 years	Total
	(in billions)
Contractual cash obligations:
Time deposits	¥20,107	¥3,372	¥589	¥67	¥24,135
Long-term debt	795	1,068	738	2,568	5,169
Capital lease obligations	8	10	4	5	27
Operating leases	17	26	16	23	82
Purchase obligations	3	3	1	25	32

Total*	¥20,930	¥4,479	¥1,348	¥2,688	¥29,445

*	The total amount of expected future pension payments is not included in the above table or the total amount of commitments outstanding at March 31, 2005 as such amount is not currently determinable. We expect to contribute approximately ¥14.4 billion to the pension plans of domestic subsidiaries and approximately ¥14.8 billion to the pension plans of subsidiaries in the United States of America for the fiscal year ending March 31, 2006.

Purchase obligations include any legally binding contractual obligations that require us to spend more than ¥100 million annually under the contract. Purchase obligations in the table primarily include commitments to make investments into corporate recovery or private equity investment funds.

Non-exchange Traded Contracts Accounted for at Fair Value

The use of non-exchange traded or over-the-counter contracts provide us with the ability to adapt to the varied requirements of a wide customer base while mitigating market risks. Non-exchange traded contracts are accounted for at fair value, which is generally based on pricing models or quoted market prices for instruments with similar characteristics. Gains or losses on non-exchange traded contracts are included in “Trading account profits—net” in our consolidated statements of income. These contracts consist primarily of crude oil commodity contracts. The following table summarizes the changes in fair value of non-exchange traded contracts for the fiscal years ended March 31, 2004 and 2005:

	Fiscal years ended March 31,
	2004	2005
	(in millions)
Net fair value of contracts outstandings at beginning of fiscal year	¥10,275	¥12,054
Changes attributable to contracts realized or otherwise settled during the fiscal year	(8,467)	(5,375)
Fair value of new contracts when entered into during the fiscal year	(23)	(29)
Other changes in fair value, principally revaluation at end of fiscal year	10,269	23,173

Net fair value of contracts outstandings at end of fiscal year	¥12,054	¥29,823

During the fiscal years ended March 31, 2004 and 2005, the fair value of non-exchange traded contracts increased primarily due to an increase in the fair value of oil commodity contracts indexed to the Brent crude oil and WTI crude oil prices, reflecting political factors in the Middle East and other factors.

The following table summarizes the maturities of non-exchange traded contracts at March 31, 2005:

	Net fair value of contracts— unrealized gains
	Prices actively quoted	Prices based on models and other valuation methods
	(in millions)
Maturity less than 1 year	¥7,851	¥305
Maturity less than 3 years	8,779	197
Maturity less than 5 years	6,082	—
Maturity 5 years or more	6,609	—

Total fair values	¥29,321	¥502

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

See the discussions under Items 5.A. and 5.B. of this Annual Report.

E.	Off-balance-sheet Arrangements

See the discussion under “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

F.	Tabular Disclosure of Contractual Obligations

See the discussion under “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

G.	Safe Harbor

See the discussion under “Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees.

A.    Directors and Senior Management

The following table sets forth the members of our board of directors as of July 31, 2005, together with their respective dates of birth and positions.

Name	Date of Birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi
‡Shigemitsu Miki	April 4, 1935	Mr. Miki has served as Chairman of Bank of Tokyo-Mitsubishi since June 2004 and as a board member of Bank of Tokyo-Mitsubishi since April 1996. He served as President of Bank of Tokyo-Mitsubishi from June 2000 to June 2004 and as a Deputy President from May 1997 to June 2000. Mr. Miki has served as a Director of Mitsubishi Tokyo Financial Group, Inc. since April 2001 and served as President of Mitsubishi Tokyo Financial Group, Inc. from April 2001 to June 2004. He has also served as a Corporate Auditor of Nippon Steel Corporation since June 2005, as a Corporate Auditor of Millea Holdings, Inc. since April 2002 and as a Corporate Auditor of Mitsubishi Motors Corporation and Mitsubishi Corporation since June 2004.

‡Nobuo Kuroyanagi	December 18, 1941	Mr. Kuroyanagi has served as President of Bank of Tokyo-Mitsubishi since June 2004. He served as a Deputy President of Bank of Tokyo-Mitsubishi from June 2002 to June 2004, as a non-board member Managing Director of Bank of Tokyo-Mitsubishi from June 2001 to June 2002 and as a Managing Director of Bank of Tokyo-Mitsubishi from June 1996 to June 2001. Mr. Kuroyanagi served as a board member of Bank of Tokyo-Mitsubishi from April 1996 to June 2001 and has served as a board member since June 2002. He has served as a Director of Mitsubishi Tokyo Financial Group, Inc. since June 2003 and as President and Chief Executive Officer of Mitsubishi Tokyo Financial Group, Inc. since June 2004.

†Norimichi Kanari	December 4, 1946	Mr. Kanari has served as a Deputy President of Bank of Tokyo-Mitsubishi and as Chief Executive of the Global Corporate Banking Business Unit since May 2005. He served as a Senior Managing Director from January 2005 to May 2005 and as a Managing Director from June 2001 to December 2004. Mr. Kanari has served as a board member of Bank of Tokyo-Mitsubishi since June 1997. He has also served as a Managing Officer and Deputy Group Head of the Integrated Corporate Banking Business Group of Mitsubishi Tokyo Financial Group, Inc. since May 2005.

‡Katsunori Nagayasu	April 6, 1947	Mr. Nagayasu has served as a Deputy President of Bank of Tokyo-Mitsubishi in charge of the Corporate Center since May 2005 and as Chief Executive of the Commercial Banking Business Unit since May 2004. He served as a Senior Managing Director from January 2005 to May 2005 and as a Managing Director from June 2002 to December 2004. Mr. Nagayasu served as Managing Director of Mitsubishi Trust Bank from October 2001 to June 2002 and as a Managing

Name	Date of Birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi
Director of Nippon Trust Bank Limited from June 2000 to September 2001. Mr. Nagayasu served as a board member of Bank of Tokyo-Mitsubishi from June 1997 to June 2000 and has served as a board member since June 2002. He has also served as a Managing Officer and Group Head of the Integrated Corporate Banking Business Group of Mitsubishi Tokyo Financial Group, Inc. since April 2004.

†Ryuichi Murata	April 12, 1948	Mr. Murata has served as a Managing Director of Bank of Tokyo-Mitsubishi since June 2003 and as Chief Executive of the Retail Banking Business Unit of Bank of Tokyo-Mitsubishi since May 2003. He served as a non-board member Managing Director of Bank of Tokyo-Mitsubishi from May 2002 to June 2003 and as a non-board member Director from June 2001 to May 2002. Mr. Murata served as a board member of Bank of Tokyo-Mitsubishi from June 1998 to June 2001 and has served as a board member since June 2003. He has also served as a Managing Officer and Group Head of the Integrated Retail Banking Business Group of Mitsubishi Tokyo Financial Group, Inc. since April 2004.

‡Yoshinobu Onishi	June 9, 1947	Mr. Onishi has served as a Managing Director of Bank of Tokyo-Mitsubishi since June 2002 and as Chief Executive of the Treasury Unit of Bank of Tokyo-Mitsubishi since May 2002. He served as a non-board member Managing Director of Bank of Tokyo-Mitsubishi from May 2002 to June 2002 and also served as a non-board member Director of Bank of Tokyo-Mitsubishi from June 2001 to May 2002. Mr. Onishi served as a board member of Bank of Tokyo-Mitsubishi from June 1998 to June 2001 and has served as a board member since June 2002.

†Ryusaburo Harasawa	January 30, 1951	Mr. Harasawa has served as a Managing Director of Bank of Tokyo-Mitsubishi since June 2005 and Chief Executive of the Operations Services Unit, Systems Services Unit and eBusiness & IT Initiatives Unit of Bank of Tokyo-Mitsubishi since May 2005. He served as a non-board member Managing Director of Bank of Tokyo-Mitsubishi from May 2005 to June 2005 and as a non-board member Director of Bank of Tokyo-Mitsubishi from June 2001 to May 2005. Mr. Harasawa has served as a board member of Bank of Tokyo-Mitsubishi since June 2005.

†Nobuyuki Hirano	October 23, 1951	Mr. Hirano has served as a Managing Director of Bank of Tokyo-Mitsubishi in charge of the Corporate Center since June 2005 and as General Manager of the Corporate Planning Office of Bank of Tokyo-Mitsubishi since May 2004. He served as a non-board member Managing Director of Bank of Tokyo-Mitsubishi from May 2005 to June 2005 and as a non-board member Director of Bank of Tokyo-Mitsubishi from June 2001 to May 2005. Mr. Hirano has served as a board member of Bank of Tokyo-Mitsubishi since June 2005. He has also served as a Director of Mitsubishi Tokyo Financial Group, Inc. since June 2005.

Name	Date of Birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi
†Junichi Ito	November 26, 1950	Mr. Ito has served as a Managing Director of Bank of Tokyo-Mitsubishi in charge of the Corporate Center since June 2005 and as General Manager of the Credit Policy Office since May 2003. He served as a non-board member Managing Director of Bank of Tokyo-Mitsubishi from May 2005 to June 2005 and as a non-board member Director of Bank of Tokyo-Mitsubishi from June 2002 to May 2005. Mr. Ito has served as a board member of Bank of Tokyo-Mitsubishi since June 2005. He has also served as an Executive Officer and General Manager of the Credit & Investment Management Planning Division of Mitsubishi Tokyo Financial Group, Inc. since April 2004.

‡Hajime Sugizaki	April 3, 1945	Mr. Sugizaki has served as a Director of Bank of Tokyo-Mitsubishi since June 2004. He served as a Senior Managing Director of Mitsubishi Trust Bank from June 2001 to April 2004 and as a Managing Director of Mitsubishi Trust Bank from June 1999 to June 2001. He has also served as a Senior Managing Director and the Chief Financial Officer of Mitsubishi Tokyo Financial Group, Inc. since April 2004 and as a board member of Mitsubishi Tokyo Financial Group, Inc. since April 2001.

The following table sets forth our corporate auditors as of July 31, 2005, together with their respective dates of birth and positions.

Name	Date of Birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi
hYutaka Hasegawa	October 8, 1939	Mr. Hasegawa has served as a full-time Corporate Auditor of Bank of Tokyo-Mitsubishi since June 2001. He served as President of The Diamond Business Consulting Co., Ltd. from June 1998 to June 2001 and as a Managing Director of Bank of Tokyo-Mitsubishi from April 1996 to June 1998.

†Haruo Kimura	August 9, 1943	Mr. Kimura has served as a full-time Corporate Auditor of Bank of Tokyo-Mitsubishi since June 2003. He served as a non-board member Managing Director of Bank of Tokyo-Mitsubishi from June 2001 to June 2003. Mr. Kimura also served as a Managing Director of Bank of Tokyo-Mitsubishi from June 1998 to June 2001.

mKazuhiko Hasegawa	June 5, 1952	Mr. Hasegawa has served as a full-time Corporate Auditor of Bank of Tokyo-Mitsubishi since June 2005. He served as a non-board member Director of Bank of Tokyo-Mitsubishi from June 2002 to June 2005.

hTsutomu Takasuka	February 11, 1942	Mr. Takasuka has served as a full-time Corporate Auditor of Bank of Tokyo-Mitsubishi since October 2004. He served as a partner at Tohmatsu & Co. from February 1990 to September 2002, and as a partner at Mita & Co. from June 1985 to February 1990. He has also served as a Corporate Auditor of Mitsubishi Tokyo Financial Group, Inc. since June 2005 and a professor at Bunkyo Gakuin University since April 2004.

Name	Date of Birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi
hTetsuya Nakagawa	September 24, 1951	Mr. Nakagawa has served as a Corporate Auditor of Bank of Tokyo-Mitsubishi since June 2004. He has also served as a Corporate Auditor of Moritex Corporation since May 1997 and has practiced as an attorney-at-law since April 1977.

The following table sets forth our Directors who are not board members as of July 31, 2005, together with their respective dates of birth and positions.

Name	Date of birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi
†Shota Yasuda	July 23, 1948	Mr. Yasuda has served as General Manager of the Osaka Commercial Banking Office of Bank of Tokyo-Mitsubishi since May 2005 and as a non-board member Managing Director of Bank of Tokyo-Mitsubishi since May 2002. He served as a non-board member Director of Bank of Tokyo-Mitsubishi from June 2001 to May 2002 and as a board member of Bank of Tokyo-Mitsubishi from June 1998 to June 2001.

†Tetsuo Iwata	April 30, 1948	Mr. Iwata has served as Group Head of the Corporate Banking Group of Bank of Tokyo-Mitsubishi and as a non-board member Managing Director of Bank of Tokyo-Mitsubishi since May 2005. He served as a Managing Director of Bank of Tokyo-Mitsubishi from June 2003 to May 2005 and as a non-board member Managing Director of Bank of Tokyo-Mitsubishi from May 2003 to June 2003. He also served as a non-board member Director from June 2001 to May 2003. Mr. Iwata served as a board member of Bank of Tokyo-Mitsubishi from June 1999 to June 2001 and from June 2003 to May 2005.

†Kyota Ohmori	March 14, 1948	Mr. Ohmori has served as Chief Executive Officer for the Americas of Bank of Tokyo-Mitsubishi and as a non-board member Managing Director of Bank of Tokyo-Mitsubishi since May 2004. He served as a Managing Director of Bank of Tokyo-Mitsubishi from June 2003 to May 2004, as a non-board member Managing Director of Bank of Tokyo-Mitsubishi from May 2003 to June 2003 and as a non-board member Director of Bank of Tokyo-Mitsubishi from June 2001 to May 2003. Mr. Ohmori served as a board member of Bank of Tokyo-Mitsubishi from June 1999 to June 2001 and from June 2003 to May 2004. He has also served as a Managing Officer in charge of oversight of matters related to corporate governance in the United States of Mitsubishi Tokyo Financial Group, Inc. since June 2005.

†Tadashi Yanagisawa	June 10, 1946	Mr. Yanagisawa has served as Chief Executive Officer for Europe, Middle East & Africa of Bank of Tokyo-Mitsubishi and as a non-board member Managing Director of Bank of Tokyo-Mitsubishi since May 2003. He served as a non-board member Director of Bank of Tokyo-Mitsubishi from June 2001 to May 2003 and as a board member of Bank of Tokyo-Mitsubishi from June 1999 to June 2001.

Name	Date of birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi
†Saburo Sano	May 24, 1949	Mr. Sano has served as General Manager of the Nagoya Commercial Banking Office of Bank of Tokyo-Mitsubishi and as a non-board member Managing Director of Bank of Tokyo-Mitsubishi since May 2004. He served as a non-board member Director of Bank of Tokyo-Mitsubishi from June 2001 to May 2004 and as a board member of Bank of Tokyo-Mitsubishi from June 2000 to June 2001.

†Tatsuo Tanaka	September 19, 1949	Mr. Tanaka has served as Chief Executive Officer for Asia and Oceania of Bank of Tokyo-Mitsubishi since May 2005 and as Chief Executive Officer for China of Bank of Tokyo-Mitsubishi since August 2003. He has also served as a non-board member Managing Director of Bank of Tokyo-Mitsubishi since May 2004. He served as a non-board member Director of Bank of Tokyo-Mitsubishi from June 2001 to May 2004.

†Akira Tomioka	November 3, 1947	Mr. Tomioka has served as Deputy Group Head of the Corporate Banking Group of Bank of Tokyo-Mitsubishi since July 2004 and as a non-board member Managing Director of Bank of Tokyo-Mitsubishi since May 2004. He served as a non-board member Director of Bank of Tokyo-Mitsubishi from June 2001 to May 2004 and as a board member of Bank of Tokyo-Mitsubishi from June 2000 to June 2001.

†Toshiro Toyoizumi	October 26, 1949	Mr. Toyoizumi has served as a non-board member Managing Director in charge of the Credit Division and Credit Supervision Division of Bank of Tokyo-Mitsubishi since May 2004 and in charge of International Credit Division of Bank of Tokyo-Mitsubishi since July 2004. He served as a non-board member Director of Bank of Tokyo-Mitsubishi from June 2001 to May 2004.

†Akira Naito	September 20, 1951	Mr. Naito has served as Chief Executive of the Investment Banking & Asset Management Business Unit of Bank of Tokyo-Mitsubishi and as a non-board member Managing Director of Bank of Tokyo-Mitsubishi since May 2005. He served as a non-board member Director of Bank of Tokyo-Mitsubishi from June 2001 to May 2005. He has also served as a Managing Officer and Deputy Group Head of Integrated Corporate Banking Business Group of Mitsubishi Tokyo Financial Group, Inc. since May 2005.

‡Takashi Morimura	June 5, 1952	Mr. Morimura has served as Chief Executive of UNBC Business Unit and as a non-board member Managing Director of Bank of Tokyo-Mitsubishi since May 2005. He has also served as President and Chief Executive Officer of UnionBanCal Corporation and Union Bank of California, N.A. since May 2005. He served as a non-board member Director of Bank of Tokyo-Mitsubishi from June 2002 to May 2005.

Name	Date of birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi
‡Masami Mizuno	March 19, 1953	Mr. Mizuno has served as General Manager of the Corporate Business Development Division No. 2 of Bank of Tokyo-Mitsubishi since April 2004 and as a non-board member Director of Bank of Tokyo-Mitsubishi since June 2002. He has also served as an Executive Officer and General Manager of Corporate Business Development Division No.2 of the Integrated Corporate Banking Business Group of Mitsubishi Tokyo Financial Group, Inc. since April 2004.

‡Jun Sato	October 26, 1951	Mr. Sato has served as General Manager of the Audit & Credit Examination Office of Bank of Tokyo-Mitsubishi since May 2005 and as a non-board member Director of Bank of Tokyo-Mitsubishi since June 2002.

†Norio Kuroiwa	September 26, 1952	Mr. Kuroiwa has served as General Manager of the Corporate Risk Management Office of Bank of Tokyo-Mitsubishi since May 2002 and as a non-board member Director of Bank of Tokyo-Mitsubishi since June 2003. He has also served as an Executive Officer since April 2004 and as a General Manager of the Corporate Risk Management Division of Mitsubishi Tokyo Financial Group, Inc. since May 2005.

†Yukiharu Kiho	February 27, 1954	Mr. Kiho has served as General Manager of the Corporate Business Development Division No. 1 of Bank of Tokyo-Mitsubishi since May 2005 and as a non-board member Director of Bank of Tokyo-Mitsubishi since June 2003. He has also served as an Executive Officer and General Manager of Corporate Business Development Division No.1 of Integrated Corporate Banking Business Group of Mitsubishi Tokyo Financial Group, Inc. since May 2005.

†Akihiko Minato	October 16, 1953	Mr. Minato has served as General Manager of the Human Resources Office of Bank of Tokyo-Mitsubishi since May 2005 and a non-board member Director of Bank of Tokyo-Mitsubishi since June 2003.

†Takashi Nagaoka	March 3, 1954	Mr. Nagaoka has served as General Manager of the Kyoto Commercial Banking Office of Bank of Tokyo-Mitsubishi since May 2003 and as a non-board member Director of Bank of Tokyo-Mitsubishi since June 2003.

†Hiroshi Nakamura	January 10, 1953	Mr. Nakamura has served as General Manager of the Nihonbashi Commercial Banking Office of Bank of Tokyo-Mitsubishi since May 2004 and as a non-board member Director of Bank of Tokyo-Mitsubishi since June 2003.

†Tetsuya Wada	March 1, 1954	Mr. Wada has served as General Manager of the Retail Banking Planning Office of Bank of Tokyo-Mitsubishi since June 2001 and as a non-board member Director of Bank of Tokyo-Mitsubishi since June 2003. He has also served as an Executive Officer and General Manager of the Retail Business Planning Division of the Integrated Retail Banking Business Group of Mitsubishi Tokyo Financial Group, Inc. since April 2004.

Name	Date of birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi
‡Takehiko Nemoto	August 20, 1953	Mr. Nemoto has served as General Manager of the Systems Division of Bank of Tokyo-Mitsubishi since May 2005 and as a non-board member Director of Bank of Tokyo-Mitsubishi since June 2004.

‡Takashi Nishida	September 28, 1953	Mr. Nishida has served as General Manager of the Treasury & Investment Division of Bank of Tokyo-Mitsubishi and as a non-board member Director of Bank of Tokyo-Mitsubishi since June 2004.

‡Toshiaki Arai	February 1, 1954	Mr. Arai has served as Regional Head for Hong Kong and General Manager of the Hong Kong Branch of Bank of Tokyo-Mitsubishi since August 2003 and as a non-board member Director of Bank of Tokyo-Mitsubishi since June 2004.

‡Takashi Kimura	September 1, 1954	Mr. Kimura has served as General Manager of the Corporate Business Planning Division of Bank of Tokyo-Mitsubishi since April 2004 and as a non-board member Director of Bank of Tokyo-Mitsubishi since June 2004. He has also served as an Executive Officer since June 2004 and as a General Manager of the Corporate Business Planning Division and Co-General Manager of the Trust Business Planning Division of the Integrated Corporate Banking Business Group of Mitsubishi Tokyo Financial Group, Inc. since April 2004.

‡Michitaka Mukouhara	November 3, 1954	Mr. Mukouhara has served as General Manager of the Credit Division of Bank of Tokyo-Mitsubishi since May 2004 and as a non-board member Director of Bank of Tokyo-Mitsubishi since June 2004.

‡Atsushi Nakaishi	December 14, 1953	Mr. Nakaishi has served as General Manager of the Foreign Exchange & Treasury Division of Bank of Tokyo-Mitsubishi since May 2005 and as a non-board member Director of Bank of Tokyo-Mitsubishi since June 2004.

‡Minoru Shimada	February 22, 1955	Mr. Shimada has served as General Manager of the New York Branch and General Manager of the Cayman Branch of Bank of Tokyo-Mitsubishi since May 2005 and as a non-board member Director of Bank of Tokyo-Mitsubishi since June 2004.

‡Masaaki Tanaka	April 1, 1953	Mr. Tanaka has served as General Manager of the Corporate Banking Division No. 3 of Bank of Tokyo-Mitsubishi since July 2004 and as a non-board member Director of Bank of Tokyo-Mitsubishi since June 2004.

†Akira Kamiya	September 16, 1953	Mr. Kamiya has served as General Manager of the Global Strategic Planning Office of Bank of Tokyo-Mitsubishi since May 2005 and as a non-board member Director of Bank of Tokyo-Mitsubishi since June 2005. He has also served as an Executive Officer of Mitsubishi Tokyo Financial Group, Inc. since June 2005 and as a Co-General Manager of the Corporate Business Planning Division of Integrated Corporate Banking Business Group of Mitsubishi Tokyo Financial Group, Inc. since May 2005.

Name	Date of birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi
†Hitoshi Suzuki	January 8, 1954	Mr. Suzuki has served as General Manager of the Treasury Planning Office of Bank of Tokyo-Mitsubishi since May 2002 and as a non-board member Director of Bank of Tokyo-Mitsubishi since June 2005.

†Muneo Kurauchi	July 17, 1954	Mr. Kurauchi has served as General Manager of the Corporate Banking Division No. 2 of Bank of Tokyo-Mitsubishi since May 2005 and as a non-board member Director of Bank of Tokyo-Mitsubishi since June 2005.

†Yoshiaki Masuda	December 6, 1954	Mr. Masuda has served as General Manager of the Retail Banking Development Division of Bank of Tokyo-Mitsubishi since May 2005 and as a non-board member Director of Bank of Tokyo-Mitsubishi since June 2005. He has also served as an Executive Officer of Mitsubishi Tokyo Financial Group, Inc. since June 2005 and as a Co-General Manager of the Retail Business Development Division of the Integrated Retail Banking Business Group of Mitsubishi Tokyo Financial Group, Inc. since May 2005.

†Takashi Morisaki	January 1, 1955	Mr. Morisaki has served as General Manager of the Investment Banking & Asset Management Planning Office of Bank of Tokyo-Mitsubishi since June 2004 and as a non-board member Director of Bank of Tokyo-Mitsubishi since June 2005. He has also served as an Executive Officer of Mitsubishi Tokyo Financial Group, Inc. since June 2005 and as a Co-General Manager of the Corporate Business Planning Division of Integrated Corporate Banking Business Group of Mitsubishi Tokyo Financial Group, Inc. since June 2004.
†Hiroshi Akiyama	August 3, 1956	Mr. Akiyama has served as General Manager of the Corporate Banking Division No. 4 of Bank of Tokyo-Mitsubishi since May 2005 and as a non-board member Director of Bank of Tokyo-Mitsubishi since June 2005.

†Shigeyasu Kobayashi	August 16, 1954	Mr. Kobayashi has served as General Manager of the Securities Investment Division of Bank of Tokyo-Mitsubishi since May 2005 and as a non-board member Director of Bank of Tokyo-Mitsubishi since June 2005.

†Kanetsugu Mike	November 4, 1956	Mr. Mike has served as General Manager, the Corporate Planning Office of Bank of Tokyo-Mitsubishi since July 2004 and as a non-board member Director of Bank of Tokyo-Mitsubishi since June 2005. He has also served as an Executive Officer of Mitsubishi Tokyo Financial Group, Inc. since June 2005 and as a Co-General Manager of the Corporate Policy Division of Mitsubishi Tokyo Financial Group, Inc. since July 2004.

†Masashi Oka	July 11, 1955	Mr. Oka has served as Vice Chairman of Union Bank of California, N.A. since May 2005 and as a non-board member Director of Bank of Tokyo-Mitsubishi since June 2005.

Name	Date of birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi
†Takashi Oyamada	November 2, 1955	Mr. Oyamada has served as General Manager, the Corporate Planning Office of Bank of Tokyo-Mitsubishi since May 2004 and as a non-board member Director of Bank of Tokyo-Mitsubishi since June 2005. He has also served as an Executive Officer of Mitsubishi Tokyo Financial Group, Inc. since June 2005 and as a Co-General Manager of the Corporate Policy Division of Mitsubishi Tokyo Financial Group, Inc. since July 2004.

‡	Term Expires 2006.
†	Term Expires 2007.
h	Term Expires 2008.
m	Term Expires 2009.

B.    Compensation

An aggregate of ¥503 million was paid by us as remuneration, including bonuses but excluding retirement allowances, during the fiscal year ended March 31, 2005 to our directors and corporate auditors, which included remuneration from our subsidiaries.

In accordance with customary Japanese business practice, when a director or corporate auditor retires, a proposal to pay a retirement allowance is submitted at the annual ordinary general meeting of shareholders for approval. After the shareholders’ approval is obtained, the retirement allowance for a director or corporate auditor is fixed by the board of directors or by consultation among the corporate auditors in accordance with our internal regulations and practice and generally reflects the position of the director or corporate auditor at the time of retirement, the length of his service as a director or corporate auditor and his contribution to our performance. We do not set aside reserves for any such retirement payments for directors and corporate auditors. During the fiscal year ended March 31, 2005, we paid an aggregate of ¥813 million as an allowance to our directors and corporate auditors who have retired.

We have not implemented a stock option plan. We have a pension plan for our employees pursuant to the Welfare Pension Insurance Law of Japan. Under this scheme, our employees (and in some cases, relatives of our employees) are entitled to receive pensions and/or lump-sum payments from our pension plan under the conditions set forth in its rules. Pensions paid by the pension plan comprise the portion which basically corresponds to pensions that would be payable by the Japanese government to our employees if there were not a pension plan, and the portion which is paid in addition to the government portion. Although our directors and corporate auditors are eligible for the government portion, they are not entitled to receive the additional portion in respect of their tenure as our directors and corporate auditors.

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

We currently have ten directors, including one external director. Our board of directors has ultimate responsibility for the administration of our affairs. Our board of directors is empowered to appoint by resolution representative directors from among the directors who may represent us severally. Our board of directors may also appoint from their members by resolution a chairman, a deputy chairman, a president, deputy presidents, senior managing directors and managing directors. Deputy presidents assist the president. Senior managing directors and the managing directors assist the president and deputy presidents, if any, in the management of our day-to-day business.

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

We currently have five corporate auditors, including two external corporate auditors. Our corporate auditors, who are not required to be certified public accountants, have various statutory duties, including principally:

•	the examination of the financial statements, business reports, proposals and other documents which our board of directors prepares and submits to a general meeting of shareholders;

•	the examination of our directors’ administration of our affairs; and

•	the preparation and submission of a report on their examination to a general meeting of shareholders.

Our corporate auditors are obliged to attend meetings of our board of directors. They may make statements at the meetings if they deem necessary, although they are not entitled to vote at the meetings. The Law Concerning Special Exceptions from the Commercial Code Relating to Audit, etc. of Joint-Stock Corporations provides that there may not be less than three corporate auditors. One or more corporate auditors, who are required to serve on a full-time basis, must be designated by the corporate auditors from among their members. At least one of the corporate auditors must be a person who has not been an employee or a director of us or any of our subsidiaries within the previous five years. After the close of the annual ordinary general meeting of shareholders to be held in June 2006, at least half of our corporate auditors must be “external corporate auditors” who have not been an employee or a director of us or any of our subsidiaries.

For additional information on our board practices, see “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management.”

D.    Employees

As of March 31, 2005, we had approximately 36,500 employees, compared to approximately 36,500 as of March 31, 2004 and 37,100 as of March 31, 2003. In addition, as of March 31, 2005, we had approximately 12,300 part-time and temporary employees. The following tables show the percentages of our employees in our different business units and geographically, as of March 31, 2005. Most of our employees are members of our employee’s union, which negotiates on behalf of employees in relation to remuneration and working conditions.

Business unit
Retail Banking	20%
Commercial Banking	9
Global Corporate Banking	14
Investment Banking and Asset Management and Mitsubishi Securities	14
UnionBanCal Corporation	30
Operation Services	5
Treasury	2
Other units	6

100%

Location
Japan	59%
United States	31
Europe	2
Asia/Oceania excluding Japan	7
Other areas	1

100%

E.    Share Ownership

All of our outstanding shares of common stock and preferred stock are owned by Mitsubishi Tokyo Financial Group, Inc.

Item 7.	Major Shareholders and Related Party Transactions.

A.    Major Shareholders

All of our issued shares of common stock and preferred stock are owned by Mitsubishi Tokyo Financial Group, Inc.

B.    Related Party Transactions

We had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2005, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial, and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features. In addition, we enter into various arrangements with Mitsubishi Trust Bank, our affiliate, which, like us, is a wholly-owned subsidiary of Mitsubishi Tokyo Financial Group, Inc.

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

A.    Consolidated Statements and Other Financial Information

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report and in “Selected Statistical Data” starting on page A-1 of this Annual Report.

Legal Proceedings

From time to time, we are involved in various litigation matters. Based on our current knowledge and consultation with legal counsel, we believe the current litigation matters, when ultimately determined, will not have a material adverse effect on our results of operations and financial position.

Distributions

Our board of directors submits a recommendation for an annual dividend for our shareholders’ approval at the ordinary general meeting of shareholders customarily held in June of each year. The annual dividend is usually distributed immediately following shareholders’ approval to holders of record at the end of the preceding fiscal year. In addition to annual dividends, we may make cash distributions by way of interim dividends to shareholders of record as of September 30 of each year from our retained earnings as of the end of the preceding fiscal year by resolution of our board of directors. We declared an annual dividend of ¥34.71 per share of common stock and ¥82.50 per share of preferred stock during the fiscal year ended March 31, 2005.

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

Board of Directors

For discussion of the provisions of our Articles of Incorporation as they apply to our directors, see “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

Common Stock

We summarize below the material provisions of our Articles of Incorporation, our share handling regulations and the Commercial Code as they relate to joint stock companies. Because it is a summary, this discussion should be read together with our Articles of Incorporation and share handling regulations, which have been filed as exhibits to this Annual Report.

General

A joint stock company is a legal entity incorporated under the Commercial Code. The investment and rights of the shareholders of a joint stock company are represented by shares of stock in the company and shareholders’ liability is limited to the amount of the subscription for the shares.

As of July 31, 2005, our authorized common share capital is 8,100,000,000 shares of common stock with no par value, and a total of 5,100,869,546 shares of common stock were issued. Each of the shares issued and outstanding is fully paid and non-assessable.

We may issue shares from our authorized but unissued share capital following a resolution to that effect by our board of directors. An increase in our authorized share capital is only possible by amendment of our Articles of Incorporation, which generally requires shareholders’ approval.

Under the Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against us, a shareholder must have its name and address registered on our register of shareholders, in accordance with our share handling regulations.

Dividends

Dividends are distributed in proportion to the number of shares owned by each shareholder on the record date for the dividend. Dividends for each financial period may be distributed following shareholders’ approval at a general meeting of shareholders.

Payment of dividends on common stock is subject to the preferential dividend rights of holders of preferred stock.

Under the Banking Law and our Articles of Incorporation, our financial accounts are closed on March 31 of each year, and dividends, if any, are paid to shareholders of record as of March 31 following shareholders’ approval at a general meeting of shareholders. In addition to year-end dividends, our board of directors may by resolution declare an interim cash dividend to shareholders of record as of September 30 of each year. Under the Commercial Code and the Banking Law, we may distribute annual or interim dividends only if:

•	we have set aside in our legal reserve an amount equal to at least one-fifth of the annual dividend and any other amount paid by us as an appropriation of retained earnings or of any interim dividend, as the case may be; or

•	the sum of the amount in our legal reserve and additional paid-in capital is at least equal to our stated capital.

We may distribute annual or interim dividends out of the excess of our net assets, on a non-consolidated basis, over the aggregate of:

(1)	our stated capital;

(2)	our additional paid-in capital;

(3)	our accumulated legal reserve;

(4)	the legal reserve to be set aside in respect of the dividend concerned and any other proposed payment by way of appropriation of retained earnings;

(5)	the excess, if any, of unamortized expenses incurred in preparation for the commencement of business and in connection with research and development over the aggregate of the amounts referred to in (2), (3) and (4) above;

(6)	subscription money for new shares, or security money to be applied to such subscription money, if any, recorded on our balance sheet;

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

In the case of interim dividends, net assets are calculated by reference to the balance sheet as of the end of the preceding fiscal year, adjusted to reflect:

•	any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect of such payment;

•	any subsequent transfer of retained earnings to stated capital; and

•	if we have been authorized, pursuant to a resolution of an ordinary general meeting of shareholders or the board of directors, to repurchase our own shares, the total amount of the repurchase price for those shares that may be paid by us.

Interim dividends may not be paid if there is a risk that at the end of the fiscal year, there may not be any excess of net assets over the aggregate of the amounts referred to in (1) through (8) above.

In Japan, the “ex-dividend” date and the record date for any dividends precede the date of determination of the amount of the dividend to be paid. The market price of shares generally becomes ex-dividend on the third business day prior to the record date.

Under our Articles of Incorporation, we are not obliged to pay any dividends or interim dividends that are left unclaimed for a period of five years after the date on which they first became payable.

Unit Share (tan-gen kabu) System

The unit share (tan-gen kabu) system was introduced by amendments to the Commercial Code, which became effective on October 1, 2001. Our Articles of Incorporation provide that 1,000 shares constitute one unit of shares regardless of whether the shares are shares of common stock or shares of preferred stock. Our board of directors is permitted to reduce the number of shares constituting a unit or to abolish the unit system with respect to the shares in its entirety by amending our Articles of Incorporation without approval by shareholders. The number of shares constituting a unit is not permitted to exceed 1,000 shares or one two-hundredth (1/200) of the number of all issued shares, whichever is smaller. Our Articles of Incorporation provide that no share certificates shall be issued with respect to any shares constituting less than one unit. Consequently, no certificates for shares other than a full unit or an integral multiple thereof will be issued unless we determine that it is necessary to issue such certificates for the protection of the holders of shares constituting less than one unit. As the transfer of shares normally requires delivery of the relevant share certificates, any fraction of a unit for which no share certificates are issued will not be transferable. A holder of shares constituting less than one unit may require us to purchase such shares at a price mutually agreed upon. Under this system, a shareholder will have one vote for each unit of shares held by it. Shares not constituting a full unit will carry no voting rights. For calculation of the quorum for various voting purposes, we will exclude the aggregate number of shares representing less than one unit from the number of voting rights. A holder of shares representing one or more whole units will have one vote for each one unit of shares, except as stated in “—Voting Rights.” Except as otherwise described above, holders of shares constituting less than one unit will have all the rights granted to shareholders under the Commercial Code.

General Meeting of Shareholders

The ordinary general meeting of our shareholders is usually held in June of each year in Chiyoda-ku, Tokyo. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice to shareholders.

Voting Rights

A shareholder generally has one voting right for each unit of shares held by it. The common shares stated below are not entitled to voting rights and such common shares are not counted in the number of shares when determining whether a quorum exists:

•	treasury shares;

•	shares held by a company in which we, we and our subsidiaries or our subsidiaries owns more than 25% of the total voting rights; and

•	shares issued after the record date as a result of conversion of convertible stock, exercise of stock acquisition rights, conversion of convertible stock and fractional shareholders becoming a shareholder of a whole share.

On the other hand, holders of certain class of shares shall be entitled to voting rights at the ratio of one voting right for one preferred share; for example, when a proposal to pay the full amount of preferential dividends on any class of preferred shares in compliance with the terms of such preferred shares is not included in the agenda of the relevant shareholders meeting. See “—Preferred Stock.”

Under our Articles of Incorporation, except as otherwise provided by law or by other provisions of our Articles of Incorporation, a resolution can be adopted at a shareholders’ meeting by the holders of a majority of the voting rights represented at the meeting. The Commercial Code and our Articles of Incorporation require a quorum of not less than one third of the total number of voting rights for election of our directors and corporate auditors.

The Commercial Code and our Articles of Incorporation provide that a quorum of not less than one third of outstanding voting rights, excluding those owned by our subsidiaries and affiliates of which we own, directly or indirectly, more than 25 percent, must be present at a shareholders’ meeting to approve specified corporate actions, such as:

•	the amendment of our Articles of Incorporation, except in some limited cases;

•	the removal of a director or corporate auditor;

•	a dissolution, merger or consolidation, except for certain types of mergers;

•	a stock-for-stock exchange or stock-for-stock transfer, except in some limited circumstances;

•	the transfer of the whole or an important part of our business;

•	a reduction of stated capital;

•	a corporate split, except in some limited circumstances;

•	the acquisition of the whole business of another company, except in some limited circumstances;

•	the offering to persons other than shareholders of stock at a specially favorable price, or of stock acquisition rights or bonds or notes with stock acquisition rights with specially favorable conditions; and

•	the repurchase of our own stock from a specific party.

At least two-thirds of the voting rights represented at the meeting must approve these actions.

There is no cumulative voting for the election of directors or corporate auditors. For a discussion of voting rights with respect to our directors, see “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

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

Stock Acquisition Rights

We may issue stock acquisition rights (shinkabu yoyakuken), which in the U.S. are often in the form of warrants, or bonds with stock acquisition rights that cannot be detached (shinkabu yoyakuken-tsuki shasai), which in the U.S. are often in the form of convertible bonds or bonds with non-detachable warrants. Except where the issuance would be on “specially favorable” conditions, the issuance of stock acquisition rights or bonds with stock acquisition rights may be authorized by a resolution of our board of directors. Upon exercise of the stock acquisition rights, the holder of such rights may either acquire shares by paying the applicable exercise price or, if so determined by a resolution of our board of directors, by making a substitute payment, such as having the convertible bonds redeemed for no cash in lieu of the exercise price.

Liquidation Rights

Upon our liquidation, the assets remaining after payment of all debts, liquidation expenses, taxes and preferred distributions to holders of shares of our preferred stock will be distributed among the holders of our common stock in proportion to the number of shares they own.

Transfer Agent

Mitsubishi Trust Bank is the transfer agent for our common stock. The office of Mitsubishi Trust Bank for this purpose is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8212, Japan. Mitsubishi Trust Bank maintains our register of shareholders and our register of lost share certificates, and records transfers of ownership upon presentation of share certificates.

Reports to Shareholders

We furnish to our shareholders notices, in Japanese, of shareholders’ meetings, annual business reports, including our financial statements, and notices of resolutions adopted at our shareholders’ meetings.

Record Dates

As stated above, March 31 is the record date for the payment of annual dividends, if any, and September 30 is the record date for the payment of interim dividends, if any. In addition, by a resolution of our board of directors and after giving at least two weeks’ prior public notice, we may at any time set a record date in order to determine the shareholders who are entitled to the rights pertaining to our shares.

Repurchase of Our Shares of Common Stock

We may repurchase our own shares:

•	from a specific party, if authorized by a special resolution of an ordinary general meeting of shareholders or

•	from subsidiaries, if authorized by a resolution of the board of directors.

When the repurchase is made by us from a specific party, as authorized by a special resolution of an ordinary general meeting of shareholders, any shareholder may make a demand to a director, five days or more prior to the relevant shareholders’ meeting, that we also repurchase the shares held by that shareholder.

Repurchase of our own shares from persons other than our subsidiaries must satisfy various specified requirements, including that the total amount of the repurchase price may not exceed the amount of the retained earnings available for annual dividend payments after taking into account a reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred to stated capital. If we repurchase shares from subsidiaries, the total amount of the repurchase price may not exceed the amount of the retained earnings available for interim dividend payments minus the amount of interim dividends, if paid. If it is anticipated that the net assets on our balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (1) through (8) in the fourth paragraph under “—Dividends,” we may not repurchase our own shares.

We may hold our own shares so repurchased without restrictions. In addition, we may cancel or dispose of our own shares that we hold by a resolution of our board of directors. As of March 31, 2005, we (excluding our subsidiaries) did not own any treasury shares.

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

General

Under our Articles of Incorporation, we are authorized to issue 100,000,000 shares of one class of preferred shares. Our preferred shares have equal preference over shares of our common stock in respect of dividend entitlements and distribution upon our liquidation, but holders of our preferred shares are not entitled to vote at general meetings of shareholders, subject to the exceptions provided under the Commercial Code. As of July 31, 2005, 100,000,000 preferred shares were outstanding. We may, at any time, purchase and redeem, at fair value, any shares of preferred stock outstanding out of earnings available for distribution to shareholders.

Our preferred shares are not convertible into our common stock, but are redeemable at our option. The redemption terms are determined by our board of directors at the time of issuance.

Preferred Dividends

In priority to the payment of dividends to holders of our common stock, the amount of preferred dividends are set by resolution of our board of directors at the time of issuance. The amount of preferred dividends may not exceed ¥60 per share. In the event that our board of directors decides to pay an interim dividend to holders of our common stock as of September 30 of any year, we will, in priority to the payment of that interim dividend, pay a preferred interim dividend, not exceeding ¥30 per share, to record holders of our preferred shares as of September 30 of any year of the same time. The amount of any preferred interim dividend will be deducted from the preferred dividend payable on preferred shares in respect of the same fiscal year.

No payment of dividends on our preferred shares or any other shares can be made unless we have sufficient retained earnings and a resolution to distribute such retained earnings is obtained at the relevant ordinary general meeting of shareholders, in the case of annual preferred dividends or at the board of directors, in the case of preferred interim dividends.

Dividends on our preferred shares are non-cumulative. If the full amount of any dividend is not declared on our preferred shares in respect of any fiscal year, holders of our preferred shares do not have any right to receive dividends in respect of the deficiency in any subsequent fiscal year, and we will have no obligation to pay the deficiency or to pay any interest regardless of whether or not dividends are paid in respect of any subsequent fiscal year. The holders of our preferred shares are not entitled to any further dividends or other participation in or distribution of our profits.

Liquidation Rights

In the event of our voluntary or involuntary liquidation, holders of our preferred shares will be entitled to receive out of our residual assets upon liquidation a distribution of ¥2,500 per share before any distribution of assets is made to holders of our common stock. The holders of our preferred shares are not entitled to any further dividends or other participation in or distribution of our residual assets upon our liquidation.

Voting Rights

No holder of our preferred shares has the right to receive notice of, or to vote at, a general meeting of shareholders, except as otherwise specifically provided under the Commercial Code or other applicable law. Under the Commercial Code and our Articles of Incorporation, holders of a unit of our preferred shares will be entitled to receive notice of, and have one voting right per unit of preferred shares at, our general meetings of shareholders:

•	from the commencement of any ordinary general meeting of shareholders if an agenda for approval to declare a preferred dividend is not submitted to such meeting or

•	from the close of any ordinary general meeting of shareholders if a proposed resolution to declare a preferred dividend is not approved at such meeting.

In each case, holders of our preferred shares will be entitled to receive notice of and vote at the relevant general meetings of shareholders unless and until such time as a resolution of an ordinary general meeting of shareholders declaring a preferred dividend is passed.

C.    Material Contracts

Other than as described in this Annual Report, all contracts entered into by us in the past two years were entered into in the ordinary course of business.

D.    Exchange Controls

There are no exchange controls applicable to payments on our debt securities.

E.    Taxation

Japanese Taxation

The following sets forth the material Japanese tax consequences to owners of our debt securities who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan to which the relevant income is attributable, which we refer to as “non-resident holders” in this section. The statements regarding Japanese tax laws below are based on the laws in force and as interpreted by the Japanese taxation authorities as at the date of this Annual Report and are subject to changes in the applicable Japanese laws, double taxation treaties, conventions or agreements or interpretations thereof occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our debt securities, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident and any tax treaty between Japan and their country of residence, by consulting their own tax advisers.

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

The following summary is not a complete analysis or description of all potential United States federal income tax consequences to a particular U.S. holder. It does not address all United States federal income tax considerations that may be relevant to all categories of potential purchasers, certain of which (such as banks or other financial institutions, insurance companies, dealers in securities, tax exempt entities, non U.S. persons, persons holding a debt security as part of a “straddle,” “hedge,” conversion or integrated transaction, holders whose “functional currency” is not the US dollar, persons holding debt securities through a partnership or other pass through entity, U.S. expatriates, holders liable for alternative minimum tax and holders of 10% or more of our voting shares) are subject to special tax treatment. This summary also does not address any foreign, state, local or other tax consequences of an investment in our debt securities. This summary assumes that investors will hold our debt securities as capital assets within the meaning of Section 1221 of the Code.

As used herein, a “U.S. holder” of a debt security means a holder that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof,

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

•	a trust (1) the administration of which is subject to the primary supervision of a court within the United States and one or more United States persons has the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

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

Interest.    Interest paid on our debt securities will generally be taxable to a U.S. holder as ordinary interest income at the time it is received or accrues, in accordance with such U.S. holder’s regular method of accounting for U.S. federal income tax purposes. In addition to interest on our debt securities, a U.S. holder will be required to include in income any additional amounts and any tax withheld from interest payments notwithstanding that such withheld tax is not in fact received by such U.S. holder. With respect to any tax withheld under Japanese law, a U.S. holder may be entitled to deduct or credit tax withheld at the rate under the Tax Convention, subject to applicable limitations in the Code, including that the election to deduct foreign taxes must apply to all of the U.S. holder’s foreign taxes for a particular year. For foreign tax credit limitation purposes, interest income, including Japanese taxes withheld therefrom, if any, and additional amounts, paid on our debt securities will be income from sources outside the United States and will, with certain limitations, be treated as “passive income” or, in the case of certain U.S. holders, “financial service income.” The rules governing the foreign tax credit are complex. U.S. holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Market Discount.    A debt security purchased by an investor other than an initial holder may be subject to the market discount provisions of the Code. Market discount is the excess, if any, of the adjusted issue price of a debt security over its basis in the purchaser’s hands immediately after the purchase. However, a debt security will not be treated as having market discount if, at the time of purchase, the discount is less than  1/4 of 1% of the adjusted issue price of the debt security, multiplied by the number of complete years remaining to maturity.

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

Sales or other dispositions.    A U.S. holder will generally recognize gain or loss on the sale, retirement or other taxable disposition of our debt securities in an amount equal to the difference between the amount realized from such sale, retirement or other taxable disposition, other than amounts attributable to accrued but unpaid interest, which will be taxed as interest and the U.S. holder’s adjusted tax basis in our debt securities. Subject to the rules governing the treatment of market discount, such gain or loss will be long term capital gain or loss if the holding period for our debt securities exceeds one year at the time of disposition. The ability to deduct capital losses may be limited. For purposes of determining a U.S. holder’s allowable foreign tax credit, gain realized by a U.S. holder that is a U.S. resident, as defined in Section 865 of the Code, will generally be U.S. source income. However, disposition losses attributable to a foreign office or recognized by a U.S. citizen or resident alien with a foreign tax home will generally be treated as foreign source if the highest marginal rate in such foreign country is at least 10%. Special rules apply in determining the source of other types of loss such as loss attributable to accrued but unpaid interest, and U.S. holders should consult their tax advisors regarding the treatment of such items in their particular situations.

Information reporting and backup withholding.    Proceeds from the sale, retirement or other disposition of our debt securities, or payments of principal and interest on our debt securities, may be subject to information reporting requirements. Those proceeds or interest payments may also be subject to backup withholding unless the U.S. holder:

•	is a corporation or comes within other categories of exempt recipients, and, when required, demonstrates this fact or

•	provides a correct taxpayer identification number on a properly completed Internal Revenue Service Form W 9 or substitute form, certifies that the U.S. holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

Any amount withheld under these rules will be creditable against the U.S. holder’s United States federal income tax liability or refundable to the extent that it exceeds such liability if the U.S. holder provides the required information to the Internal Revenue Service. If a U.S. holder is required to and does not provide a correct taxpayer identification number, the U.S. holder may be subject to penalties imposed by the Internal Revenue Service. All U.S. holders should consult their tax advisors as to their qualification for the exemption from back-up withholding and the procedure for obtaining an exemption.

We urge U.S. holders to consult their own tax advisors concerning the United States federal, state and local and other tax consequences to them of the purchase, ownership and disposition of our debt securities.

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

We file periodic reports and other information with the SEC. You may read and copy any document that we file with the SEC at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices. Please call the SEC at 1-800-732-0330 for further information on the operation of its public reference rooms. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Some of this information may also be found on our website at http://www.mtfg.co.jp.

I.    Subsidiary Information

Please refer to discussion under “Item 4.C. Information on the Company—Organizational Structure.”

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

Firm-Wide Risk Management

Our holding company, Mitsubishi Tokyo Financial Group, Inc., determines our group-wide risk management policy at the holding company level, and we implement the policy accordingly. Our holding company seeks to raise group-wide risk awareness, integrate and improve the group’s risk management framework, allocate risk capital appropriately and eliminate specific concentrations of risk.

Our policy for the control and administration of risk is based on the concept of “Firm-Wide Risk Management.” Our objective is to identify, quantify, monitor and control risks, and to audit and inspect those activities. This in turn helps us stabilize earnings in line with the risks of our business and properly allocate management resources.

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

Credit Risk Management

Credit risk is the risk that we will be unable to collect the amount due to us on the due date of a particular obligation as a result of the deterioration of the borrower’s financial condition. Credit risk is realized when a credit instrument previously extended to a borrower loses part or all of its value. This in turn exposes us to financial loss. We have established an internal framework to maintain our asset quality, manage credit risk exposure and achieve earnings commensurate with the risks undertaken by us.

We perform a detailed reviews of all borrowers’ creditworthiness on a daily basis timely after borrower’s annual or semi-annual financial statements first become available. In addition, as part of an ongoing credit review process, our credit officers monitor changes in all customers’ creditworthiness including bankruptcy, past due principal or interest, downgrading of external credit rating, declining stock price, business restructuring and other events and reassesses borrowers’ ratings timely in response to such events. Our credit officers are also required to regularly report changes in the value of collateral or guarantees of all borrowers.

Quantitative Analysis of Credit Risk

Using a highly complex model, we analyze our credit risk quantitatively. This model measures credit risk based on historical data relating to credit amounts, default rates and recovery rates and takes into account the correlation among borrowers’ default probabilities.

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

Credit Rating System

We use a credit rating system with a scale of 1 to 10 to evaluate credit risk, as set out in the table below. Based on this system, we conduct a self-assessment of our assets and a quantitative risk measurement of credit risk, manage our loan portfolio and determine our pricing strategy. The credit rating system, which is based on the concept of probabilities of default, is consistent with both the method of evaluating credit risk under the new Basel Capital Accord and those of third-party credit rating agencies. Our credit rating system is also designed to conform to the regulatory authorities’ risk grading standards for classified loans. We constantly monitor changes in all of our customers’ creditworthiness and change ratings if necessary, so that we perform accurate assessment of our own assets. With respect to country risk, we assess each country using ten alphanumeric grades and determine a country risk rating.

Credit rating
	“1”- “7”	“8”	“9”	“10”
Borrower grade	Normal (divided into 9 ranks)	Close Watch(1) (divided into 3 ranks)	Likely to Become Bankrupt(2)	Legally or Virtually Bankrupt(3) (divided into 2 ranks)

(1)	Borrowers classified as “Close Watch” require close scrutiny because their business performance is unstable or their financial condition is unfavorable. Borrowers ranked “8” correspond with “Needs Attention,” of which some borrowers correspond with “Special Attention,” a subcategory of “Needs Attention,” under the Financial Services Agency’s classification.

(2)	Borrowers classified as “Likely to Become Bankrupt” are not yet bankrupt, but are in financial difficulty with poor progress in achieving their business restructuring plans or are likely to become bankrupt in the future. Borrowers ranked “9” correspond with “In Danger of Bankruptcy” under the Financial Service Agency’s classification.

(3)	Borrowers classified as “Legally or Virtually Bankrupt” are considered to be legally bankrupt or are virtually bankrupt. Borrowers ranked “10” correspond with “De Facto Bankrupt” or “Bankrupt” under the Financial Services Agency’s classification.

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

Market Risk Management Process

On a semi-annual basis, our Executive Committee decides our overall market risk limit and sets the limits for our foreign exchange, derivatives and other businesses, considering various factors including our capital, earnings capacity and trading capability. Authority for implementing the market risk limit is given to each business unit’s chief executive, who in turn delegates this authority to the general managers in charge of each business line. In order to keep losses within a predetermined limit, we have established a stop-loss rule, which limits the amount of losses allowed from market activities.

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

In order to measure VaR, our Market Risk Information System primarily employs a historical simulation methodology with statistical data of 701 days’ observation period. We have changed our calculation methodology since April 2004 from former methodology of using variance-covariance matrix, with in depth analysis about so-called fat-tail problem etc. This methodology has the advantage of reflecting direct risk factors’ movement and enables us to capture market movements more accurately than a market risk measurement model based on a variance-covariance matrix, and then we estimate non-linear option risks also using historical scenario matrixes.

Due to some limitations inherent in the use of the historical simulation approach, one of which is that the market has a chance to move more intensively than the past 701 days’ movement, and then we have recognized appropriate stress tests and profit\loss simulations as always very important. Our Market Risk Information System also supplements our VaR based risk measurements by allowing us to analyze our market risk profile using backtesting, stress tests and profit/loss simulations based on hypothetical portfolios. These additional tests and simulations allow us to address some of the limitations of our VaR calculation methodologies.

We use our Market Risk Information System at our major overseas offices, enabling them to conduct comprehensive risk management on a stand-alone basis and manage their market risks more effectively.

Capital Charges for Market Risk

The market risk regulations stipulated in the Basel Capital Accord, which were implemented in Japan by guidelines adopted by the Financial Services Agency in 2000, require us to include the effects of market risk in calculating capital adequacy ratios. We apply the “Internal Model Approach” to calculate our general market risks and the “Standardized Approach” to calculate our specific risks. In applying the Internal Model Approach, we are required to meet strict qualitative and quantitative requirements, which our Market Risk Information System has met as demonstrated by both internal and external examinations.

As defined in the market risk regulations, market risk is composed of interest rate and equity price risks held in trading activities, foreign exchange risk and commodity price risk. All references to VaR in the following illustrations and explanations are based on a model using the historical simulation methodology, unless otherwise noted.

Illustrations of Market Risks for the Fiscal Year Ended March 31, 2005

Trading activities. For the fiscal year ended March 31, 2005, the average daily VaR (holding period: ten days; confidence level: 99%) for our trading activities on a consolidated basis was ¥3.46 billion. When we calculate the average daily VaR (Holding period: one day; confidence level: 99%) based on the former variance-covariance matrix to compare with the general market risk amount disclosed a year ago, which is called “VC-VaR” hereinafter, the figure is ¥2.58 billion, that is slightly up from ¥2.24 billion in the fiscal year ended March 31, 2004. VaR increased as a result of ordinary operations according to market fluctuation.

The overall VaR of ¥3.46 billion was mainly comprised of an interest rate risk of ¥3.02 billion followed by a foreign exchange rate risk of ¥1.04 billion and an equity risk of ¥0.79 billion. Simple summation of VaR by risk factor does not equate with the overall VaR, due to the diversification effect within the portfolio.

VaR at the end of the fiscal year ended March 31, 2005 was ¥5.97 billion. VC-VaR at the end of the fiscal year ended March 31, 2005 was ¥2.36 billion which is ¥0.33 billion smaller than that a year earlier. During the fiscal year ended March 31, 2005, the maximum VaR was ¥12.34 billion and the minimum was ¥2.03 billion. Average daily VaI (holding period: ten days, confidence level: 99%) on a consolidated basis was ¥3.04 billion with a maximum of ¥5.31 billion and minimum of ¥2.46 billion.

VaR for Trading Activities (10 day—99%)

(April 2004—March 2005)

Risk category	Daily average	High	Low	March 31, 2005
	(in billions yen)

Interest rate	¥3.02	¥12.98	¥1.36	¥6.79
Japanese yen	2.30	12.20	0.61	6.44
US dollars	0.96	2.23	0.40	0.75
Foreign exchange rate	1.04	2.18	0.33	0.40
Equity	0.79	3.11	0.51	0.51
Commodity	0.05	0.13	0.02	0.04
Less Diversification effect	(1.44)	—	—	(1.78)

Overall Portfolio	¥3.46	¥12.34	¥2.03	¥5.97

Note: The high and low for each risk category occurred on different days.

VC-VaR for Trading Activities (1 day—99%)

(April 2004—March 2005)

Risk category	Daily average	High	Low	March 31, 2005	March 31, 2004
	(in billions yen)
Interest rate	¥1.60	¥2.46	¥1.03	¥1.62	¥1.44
Japanese yen	1.07	1.94	0.49	1.16	0.99
US dollars	0.56	0.91	0.32	0.50	0.48
Foreign exchange rate	0.59	1.16	0.33	0.44	1.01
Equity	0.67	2.07	0.38	0.40	0.65
Commodity	0.04	0.07	0.01	0.03	0.21
Less Diversification effect	(0.31)	—	—	(0.13)	(0.62)

Overall Portfolio	¥2.58	¥3.79	¥2.07	¥2.36	¥2.69

The daily average VaR by quarter in the fiscal year ended March 31, 2005 was as follows:

Quarter	Daily average VaR
April—June 2004	¥2.85 billion
July—September 2004	¥2.64 billion
October—December 2004	¥3.57 billion
January—March 2005	¥4.82 billion

In our market risk management, we evaluate whether our trading activities generate sufficient returns in relation to our overall market risk profile. Although market conditions were often volatile during the fiscal year ended March 31, 2005, our trading-related revenue was relatively stable with positive trading-related revenue recorded for 204 of 261 trading days during this period. Furthermore, the amount of trading-related revenue per day remained within a stable range, with 27 days of positive revenue exceeding ¥1 billion while no day of negative revenue exceeding the same amount.

Backtesting.    We conduct backtesting to verify the reasonableness of VaR calculated through our internal models, comparing daily reported VaR with actual daily gains or losses (realized gains/losses plus increase/decrease in unrealized gains).

In the fiscal year ended March 31, 2005, actual gains/losses did not exceed VaR on any trading day. This means that our VaR model provided reasonably accurate measurements during the fiscal year ended March 31, 2005.

Non-trading activities.    VaR (holding period: ten days; confidence level: 99%) for our total non-trading activities as of March 31, 2005, excluding market risks related to strategic equity investment, measured using the same standard used for our trading activities, was ¥107.7 billion. VC-VaR (holding period: one day; confidence level: 99%) for the same portfolio was ¥48.8 billion, which is ¥24.1 billion higher than that as of the fiscal year ended March 31, 2004 due to an increase in interest rate positions in USD.

During the fiscal year ended March 31, 2005, the maximum VaR was ¥157.4 billion and the minimum VaR was ¥103.5 billion for our non-trading activities. Daily average VaI (holding period: ten days; confidence level: 99%) on a consolidated basis was ¥2.2 billion with a maximum of ¥2.7 billion and a minimum of ¥1.7 billion.

For our non-trading activities, most part of the market risk stems from interest rate risk. (We do not include our strategic investments in equity in our non-trading activities. Risks related to these strategic investments are discussed below.)

In the fiscal year ended March 31, 2005, the interest rate average daily VaR for our non-trading activities was ¥133.9 billion. When we calculate VC-VaR (holding period: one day; confidence level: 99%) for the same interest rate portfolio, the result was ¥37.4 billion, which represents a ¥18.4 billion increase from the 2003 fiscal year’s average daily VaR of ¥19.0 billion. The main cause of the increase was attributable to a increase of positions in interest rate of USD. Interest rate average daily VaR by quarter in the fiscal year ended March 31, 2005 was as follows:

Quarter	Daily average VaR
April—June 2004	¥119.7 billion
July—September 2004	¥123.5 billion
October—December 2004	¥146.5 billion
January—March 2005	¥146.3 billion

Compared to the fiscal year ended March 31, 2004, the percentage of interest rate risk for USD increased significantly from 27.5% to 71.7%, while those for Japanese yen decreased from 61.9% to 20.5%.

In accordance with the concepts set forth in the Basel Committee’s paper of “Principles for the management and supervision of interest rate risk,” in July 2004, we started to place assets and liabilities for which no specific contractual maturity dates exists, or whose contractual maturities do not correspond to their expected maturities, in most appropriate term intervals based on management’s judgment and statistical analysis. The change in the percentage of interest rate risk for each currency reflects this new treatment of assets and liabilities.

Stress testing.    Market risk measures, including VaR and VaI, reflect risk amounts measured, assuming “normal conditions,” based on empirical market fluctuations. While VaR and VaI estimate the possible maximum potential risk of loss on normal market movements, market movements could deviate from historical patterns. Since it is important to be prepared for unusual market movements, we also use our Market Risk Information System to perform stress testing based on various market scenarios. We use this process to analyze and understand where risks exist for us and what effect they could have on our earnings.

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

In recent years, it has been a high priority for us to reduce our equity portfolio in order not only to limit the risks associated with holding a large equity portfolio, but also to comply with a new regulatory framework that prohibits Japanese banks from holding an amount of shares in excess of their adjusted Tier I capital after September 2006. As of March 2004, we had reduced and had continued to maintain the amount of our equity holdings below our adjusted Tier I capital enabling us to comply with the new regulatory framework in advance of the deadline. In addition, in the last fiscal year ended March 31, 2005, we have continued to reduce the amount of our equity portfolio by ¥110 billion, to further limit our risk of price fluctuation.

As part of our risk management activities, we analyze the price fluctuation risk of our equity portfolio using a simulation that estimates market risk by monitoring changes in the Tokyo Stock Price Index, or TOPIX. The TOPIX is a composite index of all common stocks listed on the First Section of the Tokyo Stock Exchange.

Our simulations indicated that each one point change in the TOPIX would have had an impact on the value of our equity portfolio of approximately ¥2.2 billion as of March 31, 2005 and approximately ¥2.6 billion as of

March 31, 2004. These simulations analyze data for our entire equity portfolio. Therefore, it is important to note that the actual results may differ from our expectations because of the price fluctuations of individual holdings.

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

Foreign exchange settlement risk arises primarily from the difference of the time zones in which each part of the exchange is settled. The ongoing globalization and liberalization of the world’s financial markets have resulted in a dramatic increase in the volume of foreign exchange. We are strengthening our management of foreign exchange settlement risk by establishing a framework that encompasses such risks as credit risk. In September 2002, a special purpose bank, the Continuous Linked Settlement Bank, or CLS Bank, was launched. We have been one of the core financial institutions who have been deeply involved in the development of continuous linked settlement. Our participation in CLS Bank settlement has reduced our foreign exchange settlement risk.

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

Operations Risk Management

Operations risk is defined as the risk of incurring losses that might be caused by negligence of proper operational processing, or by incidents or misconduct by either officers or staffs. Operations Services Planning Office manages operations risk by having any operational incidents reported, analyzing causes and formulating and implementing proper preventive measures. We also maintain an operational incidents database which enables us to better evaluate and control operations risk through statistical analysis. Furthermore, we secure the accuracy of our operations by strengthening operations procedures, reducing manual operations by introducing straight-through processing and enhancing the skills and expertise of our staffs through continuous in-house training.

Information Security Risk Management

Information security risk is the risk of incurring tangible or intangible losses as a result of:

•	computer systems failure or malfunction impairing a bank’s ability to carry out its business and to provide customer services,

•	business operations being interrupted, or information being stolen, falsified or otherwise corrupted following unauthorized entry into a bank’s computer systems, or

•	information leakage due to any reason such as mishandling, malicious conduct, etc.

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

In May 2002, we adopted Mitsubishi Tokyo Financial Group, Inc.’s code of ethics as the guiding principles for our basic corporate and ethical values.

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

Each division monitors changes in the law that affect that division’s work, and checks documents to ensure that there are no conflicts with our role as a public institution or with our role in society. For its part, the Compliance Office seeks to ensure rigorous bank-wide compliance by responding to requests for legality checks of important matters affecting our management and by maintaining an ongoing dialogue with the divisions on individual issues.

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

Internal Audit

Our Audit Office engages in an internal audit contributing to maintaining the soundness of our business operations. It provides advice and recommendations on issues, by independently examining and evaluating the appropriateness and effectiveness of our organization’s internal control systems, as well as our operational policies and procedures. Internal audits are performed in all business units, which include both domestic and foreign branches, head offices and subsidiaries. The Audit Office is an independent group, and no limitation is placed upon it by other divisions or units.

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

An evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on that evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. During the period covered by this Annual Report, there were no significant changes in our internal controls or in other factors that could materially affect, or is reasonably likely to materially affect, the disclosure controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A.	Audit Committee Financial Expert.

Our board of corporate auditors has determined that Mr. Yutaka Hasegawa and Mr. Tsutomu Takasuka are “audit committee financial experts” as defined in Item 16A of Form 20-F. Mr. Hasegawa has served as General Manager of North American Headquarters, General Manager of New York Branch and CEO of a Californian subsidiary of the Mitsubishi Bank for eight years. He has also served as Corporate Auditor and CEO of our consulting business subsidiary for six years. In those roles, he supervised and coordinated the preparation of financial statements and various financial reports filed with U.S. governmental authorities. Mr. Takasuka has served as our corporate auditor since October 2004. He has spent most of his business career auditing Japanese corporations as a certified public accountant and has been a professor at Bunkyo Gakuin University since April 2004.

Item 16B.	Code of Ethics.

We have adopted the code of ethics of Mitsubishi Tokyo Financial Group, Inc., or the MTFG code of ethics, as the guiding principles for our basic corporate and ethical values. In addition, we have adopted compliance rules, a compliance manual and employee work rules. Each of the MTFG code of ethics and our compliance rules, compliance manual and employee work rules applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions.

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

Our employee work rules set forth, among other things, the consequences of our employees’ noncompliance with the relevant laws and regulations.

A copy of the sections of the MTFG code of ethics, our compliance rules, our compliance manual and our employee work rules relating to the “code of ethics” (as defined in paragraph (b) of Item 16B. of Form 20-F) is attached as Exhibit 11 to this Annual Report. No amendments to those sections of the MTFG code of ethics, our compliance rules and our compliance manual have been made, and no waivers of the code of ethics, compliance rules and compliance manual have been granted to our principal executive officer, principal financial officer, principal accounting officer, directors and corporate auditors, during the fiscal year ending March 31, 2005.

Item 16C.	Principal Accountant Fees and Services.

Fees and Services of Deloitte Touche Tohmatsu

The aggregate fees billed by Deloitte Touche Tohmatsu, our independent auditor, for the fiscal years ended March 31, 2004 and 2005 are presented in the following table.

	2004	2005
	(in millions)
Audit fees	¥1,147	¥1,410
Audit-related fees	90	435
Tax fees	96	154
All other fees	116	111

Total	¥1,449	¥2,110

The description of our fees billed for each categories listed above is as follows:

Audit fees—Audit fees are primarily for annual audit of our financial statements, review of our semi-annual condensed financial statements, statutory audit of our financial statements and audits of our subsidiary financial statements.

Audit-related fees—Audit-related fees primarily include due diligence services, accounting consultations, agreed upon procedures on internal controls, employee benefit plan audits and advisory services relating to the implementation of Section 404 of the Sarbanes-Oxley Act.

Tax fees—Tax fees relate primarily to tax compliance including assistance to preparation of tax return filings, tax advisory and tax planning services.

All other fees—All other fees primarily include agreed upon procedures related to operational audits of our overseas branches.

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

•	Periodic Application is an application for pre-approval made each year for services that are expected to be provided by Deloitte Touche Tohmatsu during the next fiscal year.

•	Case-by-case application is an application for pre-approval made on a case-by-case basis for services provided by Deloitte Touche Tohmatsu that are not otherwise covered by the relevant periodic application.

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

For the fiscal year ended March 31, 2004, all services subject to pre-approval, which were entered into after May 6, 2003, were pre-approved either by the board of corporate auditors of our holding company, Mitsubishi Tokyo Financial Group, Inc. or its full-time corporate auditor.

For the fiscal year ended March 31, 2005, all services were pre-approved either by the board of corporate auditors of our holding company, Mitsubishi Tokyo Financial Group, Inc. or its full-time corporate auditor, except that approximately 0.1% of total audit-related fees, 4.7% of total tax fees and 3.8% of total all other fees were approved by the board of corporate auditors of our holding company, Mitsubishi Tokyo Financial Group, Inc. pursuant to Regulation S-X 2-01(c)(7)(ii)(c).

Item 16D.	Exemptions from Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The issuer has not made any purchases of shares during the fiscal year ended March 31, 2005.

PART III

Item 17.	Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this Annual Report.

Item 18.	Financial Statements.

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report.

Item 19.	Exhibits.

Exhibit	Description

1(a)	Articles of Incorporation of The Bank of Tokyo-Mitsubishi, Ltd., as amended and restated on June 28, 2005. (English Translation)(1)

1(b)	Regulations on Corporate Meetings of The Bank of Tokyo-Mitsubishi, Ltd., as amended on March 24, 2004. (English Translation)(1)

1(c)	Regulations of the Board of Directors of The Bank of Tokyo-Mitsubishi, Ltd., as amended on March 24, 2002. (English Translation)(4)

1(d)	Regulations on the Handling of Shares of The Bank of Tokyo-Mitsubishi, Ltd., as amended and restated on June 26, 2003. (English Translation)(3)

2	Indenture dated as of February 25, 2000 between The Bank of Tokyo-Mitsubishi, Ltd. and The Chase Manhattan Bank.(5)

4(a)	Integration Agreement, dated February 18, 2005, and the amendment thereto, dated April 20, 2005, among Mitsubishi Tokyo Financial Group, Inc., The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, Mitsubishi Securities Co., Ltd., UFJ Holdings, Inc., UFJ Bank Limited, UFJ Trust Bank Limited and UFJ Tsubasa Securities Co., Ltd. (English Translation) (1)

4(b)	Merger Agreement, dated April 20, 2005 (English Translation), and the amendment thereto, dated August 12, 2005 (English Summary), between The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited (1)

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of ethics of Mitsubishi Tokyo Financial Group, Inc. and compliance rules, compliance manual and employee work rules of The Bank of Tokyo-Mitsubishi., Ltd. applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation of relevant sections)(2)

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).(1)

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).(1)

(1)	Filed herewith.
(2)	Incorporated by reference from the Annual Report on Form 20-F filed on September 28, 2004.
(3)	Incorporated by reference from the Annual Report on Form 20-F filed on September 29, 2003.
(4)	Incorporated by reference from the Annual Report on Form 20-F filed on August 30, 2002.
(5)	Incorporated by reference from the Annual Report on Form 20-F filed on August 17, 2001.

SELECTED STATISTICAL DATA

Due to close integration of our foreign and domestic activities, it is difficult to make a precise determination of the assets, liabilities, income and expenses of our foreign operations. The foreign operations as presented include the business conducted by overseas subsidiaries and branches, and the international business conducted by the several international banking related divisions headquartered in Japan. Our management believes that the results appropriately represent our domestic and foreign activities.

During the fiscal year ended March 31, 2003, the Bank of Japan changed its industry segment loan classification. Such change primarily includes the introduction of a new “Communication and information services” category. Due to the introduction of the new category, certain businesses previously included in “Manufacturing,” “Services” and “Other” industries were reclassified into “Communication and information services.” This change is expected to provide a more suitable and detailed description of the loan portfolio. In response to the change, we modified our loan reporting system. For comparative purposes, we provide the loan information by industry segment as of March 31, 2003, 2004 and 2005, including III. Loan Portfolio and IV. Summary of Loan Loss Experience, based on both the old and new industry segment classifications.

I.    Distribution of Assets, Liabilities and Shareholder’s Equity; Interest Rates and Interest Differential

Average Balance Sheets, Interest and Average Rates

The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2003, 2004 and 2005. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of our operations.

	Fiscal years ended March 31,
	2003			2004			2005
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks:
Domestic	¥354,260	¥3,650	1.03%	¥299,310	¥3,942	1.32%	¥310,569	¥5,865	1.89%
Foreign	2,960,108	63,329	2.14	2,378,858	39,528	1.66	2,567,745	53,837	2.10

Total	3,314,368	66,979	2.02	2,678,168	43,470	1.62	2,878,314	59,702	2.07

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	1,236,875	4,441	0.36	2,718,805	3,327	0.12	3,267,947	3,948	0.12
Foreign	1,547,905	38,335	2.48	1,516,144	25,760	1.70	1,560,507	32,126	2.06

Total	2,784,780	42,776	1.54	4,234,949	29,087	0.69	4,828,454	36,074	0.75

Trading account assets:
Domestic	3,533,200	10,056	0.28	5,223,713	22,740	0.44	4,916,675	25,632	0.52
Foreign	522,781	1,159	0.22	541,584	5,275	0.97	666,692	5,043	0.76

Total	4,055,981	11,215	0.28	5,765,297	28,015	0.49	5,583,367	30,675	0.55

Investment securities (see Note 1):
Domestic	13,762,282	80,138	0.58	15,295,168	77,352	0.51	21,585,300	95,534	0.44
Foreign	3,783,498	142,757	3.77	4,175,301	132,227	3.17	4,905,831	157,414	3.21

Total	17,545,780	222,895	1.27	19,470,469	209,579	1.08	26,491,131	252,948	0.95

Loans (see Note 2):
Domestic	30,756,720	502,010	1.63	31,393,691	478,921	1.53	33,501,976	488,285	1.46
Foreign	9,872,489	414,792	4.20	9,048,810	331,080	3.66	9,140,376	330,745	3.62

Total	40,629,209	916,802	2.26	40,442,501	810,001	2.00	42,642,352	819,030	1.92

Total interest-earning assets:
Domestic	49,643,337	600,295	1.21	54,930,687	586,282	1.07	63,582,467	619,264	0.97
Foreign	18,686,781	660,372	3.53	17,660,697	533,870	3.02	18,841,151	579,165	3.07

Total	68,330,118	1,260,667	1.84	72,591,384	1,120,152	1.54	82,423,618	1,198,429	1.45

Non-interest-earning assets:
Cash and due from banks	1,826,588			4,063,489			4,437,910
Other non-interest-earning assets	7,731,834			7,720,556			6,339,566
Allowance for credit losses	(1,326,654)			(922,278)			(616,227)

Total non-interest-earning assets	8,231,768			10,861,767			10,161,249

Total assets from discontinued operations	80,280			21,183			—

Total average assets	¥76,642,166			¥83,474,334			¥92,584,867

Notes:

1.	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
2.	Average balances on loans outstanding include all nonaccrual and restructured loans. See “III. Loan Portfolio.” The amortized portion of net loan origination fees (costs) is included in interest income on loans, representing an adjustment to the yields with insignificant impact.

	Fiscal years ended March 31,
	2003			2004			2005
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	(in millions, except percentages)
Liabilities and shareholder’s equity:
Interest-bearing liabilities:
Deposits:
Domestic	¥39,576,034	¥54,991	0.14%	¥41,854,724	¥40,212	0.10%	¥42,666,880	¥50,353	0.12%
Foreign	8,000,966	138,603	1.73	8,171,037	104,238	1.28	9,092,154	133,961	1.47

Total	47,577,000	193,594	0.41	50,025,761	144,450	0.29	51,759,034	184,314	0.36

Debentures—Domestic	1,346,268	8,508	0.63	498,518	4,035	0.81	68,296	351	0.51

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	4,094,246	3,478	0.08	5,433,533	10,852	0.20	6,911,932	26,424	0.38
Foreign	2,251,946	66,852	2.97	2,125,712	37,320	1.76	1,714,918	27,703	1.62

Total	6,346,192	70,330	1.11	7,559,245	48,172	0.64	8,626,850	54,127	0.63

Other short-term borrowings and trading account liabilities:
Domestic	1,609,391	12,960	0.81	3,575,821	26,097	0.73	9,116,401	29,158	0.32
Foreign	598,545	16,493	2.76	537,476	6,868	1.28	1,304,679	24,006	1.84

Total	2,207,936	29,453	1.33	4,113,297	32,965	0.80	10,421,080	53,164	0.51

Long-term debt:
Domestic	3,474,694	88,610	2.55	3,904,370	85,291	2.18	4,075,327	81,228	1.99
Foreign	1,434,889	44,588	3.11	1,040,102	23,983	2.31	821,413	16,539	2.01

Total	4,909,583	133,198	2.71	4,944,472	109,274	2.21	4,896,740	97,767	2.00

Total interest-bearing liabilities:
Domestic	50,100,633	168,547	0.34	55,266,966	166,487	0.30	62,838,836	187,514	0.30
Foreign	12,286,346	266,536	2.17	11,874,327	172,409	1.45	12,933,164	202,209	1.56

Total	62,386,979	435,083	0.70	67,141,293	338,896	0.50	75,772,000	389,723	0.51

Non-interest-bearing liabilities	12,438,992			13,919,070			14,043,607

Total liabilities from discontinued operations	50,991			15,155			—

Shareholder’s equity	1,765,204			2,398,816			2,769,260

Total average liabilities and shareholder’s equity	¥76,642,166			¥83,474,334			¥92,584,867

Net interest income and average interest rate spread		¥825,584	1.14%		¥781,256	1.04%		¥808,706	0.94%

Net interest income as a percentage of average total interest-earning assets			1.21%			1.08%			0.98%

The percentage of average total assets attributable to foreign activities was 29.8%, 26.4% and 23.9%, respectively, for the fiscal years ended March 31, 2003, 2004 and 2005.

The percentage of average total liabilities attributable to foreign activities was 30.2%, 27.0% and 24.6%, respectively, for the fiscal years ended March 31, 2003, 2004 and 2005.

Analysis of Net Interest Income

The following table shows changes in our net interest income between changes in volume and changes in rate for the fiscal year ended March 31, 2004 compared to the fiscal year ended March 31, 2003 and the fiscal year ended March 31, 2005 compared to the fiscal year ended March 31, 2004.

	Fiscal year ended March 31, 2003 versus fiscal year ended March 31, 2004			Fiscal year ended March 31, 2004 versus fiscal year ended March 31, 2005
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in millions)
Interest income:
Interest-earning deposits in other banks:
Domestic	¥(566)	¥858	¥292	¥153	¥1,770	¥1,923
Foreign	(10,934)	(12,867)	(23,801)	3,330	10,979	14,309

Total	(11,500)	(12,009)	(23,509)	3,483	12,749	16,232

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	1,813	(2,927)	(1,114)	663	(42)	621
Foreign	(550)	(12,025)	(12,575)	773	5,593	6,366

Total	1,263	(14,952)	(13,689)	1,436	5,551	6,987

Trading account assets:
Domestic	6,021	6,663	12,684	(1,337)	4,229	2,892
Foreign	43	4,073	4,116	946	(1,178)	(232)

Total	6,064	10,736	16,800	(391)	3,051	2,660

Investment securities (see Note 2):
Domestic	7,752	(10,538)	(2,786)	27,839	(9,657)	18,182
Foreign	12,408	(22,938)	(10,530)	23,419	1,768	25,187

Total	20,160	(33,476)	(13,316)	51,258	(7,889)	43,369

Loans:
Domestic	9,717	(32,806)	(23,089)	30,728	(21,364)	9,364
Foreign	(31,837)	(51,875)	(83,712)	3,313	(3,648)	(335)

Total	(22,120)	(84,681)	(106,801)	34,041	(25,012)	9,029

Total interest income:
Domestic	24,737	(38,750)	(14,013)	58,046	(25,064)	32,982
Foreign	(30,870)	(95,632)	(126,502)	31,781	13,514	45,295

Total	¥(6,133)	¥(134,382)	¥(140,515)	¥89,827	¥(11,550)	¥78,277

Notes:

1.	Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
2.	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

	Fiscal year ended March 31, 2003 versus fiscal year ended March 31, 2004			Fiscal year ended March 31, 2004 versus fiscal year ended March 31, 2005
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Rate		Volume	Rate
	(in millions)
Interest expense:
Deposits:
Domestic	¥2,189	¥(16,968)	¥(14,779)	¥794	¥9,347	¥10,141
Foreign	2,170	(36,535)	(34,365)	12,517	17,206	29,723

Total	4,359	(53,503)	(49,144)	13,311	26,553	39,864

Debentures—Domestic	(5,358)	885	(4,473)	(3,376)	(308)	(3,684)

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	1,437	5,937	7,374	3,572	12,000	15,572
Foreign	(2,337)	(27,195)	(29,532)	(7,059)	(2,558)	(9,617)

Total	(900)	(21,258)	(22,158)	(3,487)	9,442	5,955

Other short-term borrowings and trading account liabilities:
Domestic	14,351	(1,214)	13,137	17,721	(14,660)	3,061
Foreign	(861)	(8,764)	(9,625)	13,100	4,038	17,138

Total	13,490	(9,978)	3,512	30,821	(10,622)	20,199

Long-term debt:
Domestic	9,386	(12,705)	(3,319)	3,407	(7,470)	(4,063)
Foreign	(10,755)	(9,850)	(20,605)	(4,817)	(2,627)	(7,444)

Total	(1,369)	(22,555)	(23,924)	(1,410)	(10,097)	(11,507)

Total interest expense:
Domestic	22,005	(24,065)	(2,060)	22,118	(1,091)	21,027
Foreign	(11,783)	(82,344)	(94,127)	13,741	16,059	29,800

Total	¥10,222	¥(106,409)	¥(96,187)	¥35,859	¥14,968	¥50,827

Net interest income:
Domestic	¥2,732	¥(14,685)	¥(11,953)	¥35,928	¥(23,973)	¥11,955
Foreign	(19,087)	(13,288)	(32,375)	18,040	(2,545)	15,495

Total	¥(16,355)	¥(27,973)	¥(44,328)	¥53,968	¥(26,518)	¥27,450

Note—Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

II.    Investment Portfolio

The following table shows information as to the value of our investment securities available for sale and being held to maturity at March 31, 2003, 2004 and 2005.

	At March 31,
	2003			2004			2005
	Amortized cost	Estimated market value	Net unrealized gains	Amortized cost (Restated)	Estimated market value	Net unrealized gains (losses) (Restated)	Amortized cost	Estimated market value	Net unrealized gains (losses)
	(in millions)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥8,755,763	¥8,810,317	¥54,554	¥12,599,395	¥12,607,790	¥8,395	¥11,937,428	¥11,970,903	¥33,475
Corporate bonds	839,507	842,296	2,789	1,027,342	1,028,679	1,337	1,362,737	1,368,002	5,265
Marketable equity securities	1,970,134	2,564,430	594,296	1,628,489	2,933,095	1,304,606	1,694,345	2,971,151	1,276,806
Other securities	491,667	498,619	6,952	253,683	256,205	2,522	196,257	198,183	1,926

Total domestic	12,057,071	12,715,662	658,591	15,508,909	16,825,769	1,316,860	15,190,767	16,508,239	1,317,472

Foreign:
U.S. Treasury and other U.S. government agencies bonds	870,486	874,569	4,083	896,136	900,256	4,120	767,042	755,285	(11,757)
Other governments and official institutions bonds	1,274,176	1,325,494	51,318	527,419	523,739	(3,680)	736,919	742,612	5,693
Mortgage-backed securities	1,139,648	1,151,042	11,394	1,148,711	1,145,084	(3,627)	2,098,254	2,103,205	4,951
Other securities	719,867	734,359	14,492	873,011	891,918	18,907	1,345,967	1,382,831	36,864

Total foreign	4,004,177	4,085,464	81,287	3,445,277	3,460,997	15,720	4,948,182	4,983,933	35,751

Total	¥16,061,248	¥16,801,126	¥739,878	¥18,954,186	¥20,286,766	¥1,332,580	¥20,138,949	¥21,492,172	¥1,353,223

Securities being held to maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥—	¥—	¥—	¥996,398	¥996,785	¥387	¥1,997,336	¥2,013,677	¥16,341
Corporate bonds	—	—	—	997	997	—	997	997	—

Total domestic	—	—	—	997,395	997,782	387	1,998,333	2,014,674	16,341

Foreign:
U.S. Treasury and other U.S. government agencies bonds	—	—	—	5,584	5,584	—	5,254	5,417	163
Other governments and official institutions bonds	—	—	—	12,528	12,608	80	9,846	9,957	111
Other securities	—	—	—	36,686	36,688	2	34,508	34,584	76

Total foreign	—	—	—	54,798	54,880	82	49,608	49,958	350

Total	¥—	¥—	¥—	¥1,052,193	¥1,052,662	¥469	¥2,047,941	¥2,064,632	¥16,691

Subsequent to the filing of our Annual Report on Form 20-F for the fiscal year ended March 31, 2004, management determined that amortized costs and net unrealized gains (losses) on securities available for sale for the fiscal year ended March 31, 2004 were erroneously disclosed. As a result, such amounts have been restated from the amounts previously reported as follows:

	2004
	Amortized cost		Net unrealized gains (losses)
	As previously reported	As restated	As previously reported	As restated
	(in millions)
Securities available for sale:
Foreign:
U.S. Treasury and other U.S. government agencies bonds	¥887,851	¥896,136	¥12,405	¥4,120
Other governments and official institutions bonds	520,229	527,419	3,510	(3,680)
Mortgage-backed securities	1,118,981	1,148,711	26,103	(3,627)
Other securities	853,835	873,011	38,083	18,907

Total foreign	¥3,380,896	¥3,445,277	¥80,101	¥15,720

Nonmarketable equity securities presented in Other investment securities in the consolidated financial statements were carried at costs of ¥113,054 million, ¥160,343 million and ¥275,316 million, at March 31, 2003, 2004 and 2005, respectively. The corresponding estimated fair values at those dates were not readily determinable.

The following table presents the book values, maturities and weighted average yields of investment securities available for sale and being held to maturity, excluding equity securities, at March 31, 2005. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

	Maturities within one year		Maturities after one year but within five years		Maturities after five years but within ten years		Maturities after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥4,398,914	0.04%	¥5,824,497	0.35%	¥699,091	1.27%	¥1,048,401	0.82%	¥11,970,903	0.33%
Corporate bonds	200,812	1.25	1,123,542	0.71	43,466	1.03	182	0.00	1,368,002	0.80
Other securities	76,285	1.72	89,264	2.34	12,838	1.98	19,796	0.54	198,183	1.89

Total domestic	4,676,011	0.12	7,037,303	0.43	755,395	1.27	1,068,379	0.82	13,537,088	0.40

Foreign:
U.S. Treasury and other U.S. government agencies bonds	129,454	2.82	494,953	2.99	129,185	4.17	1,693	8.86	755,285	3.17
Other governments and official institutions bonds	171,616	2.36	299,446	2.99	256,515	4.43	15,035	5.65	742,612	3.40
Mortgage-backed securities	219	4.57	7,891	3.68	173,563	3.60	1,921,532	4.36	2,103,205	4.30
Other securities	71,603	0.99	461,215	0.87	157,581	2.53	564,242	4.19	1,254,641	2.57

Total foreign	372,892	2.26	1,263,505	2.23	716,844	3.77	2,502,502	4.33	4,855,743	3.54

Total	¥5,048,903	0.28%	¥8,300,808	0.71%	¥1,472,239	2.50%	¥3,570,881	3.28%	¥18,392,831	1.23%

Securities being held to maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥—	—%	¥1,997,336	0.51%	¥—	—%	¥—	—%	¥1,997,336	0.51%
Corporate bonds	—	—	—	—	—	—	997	1.50	997	1.50

Total domestic	—	—	1,997,336	0.51	—	—	997	1.50	1,998,333	0.51

Foreign:
U.S. Treasury and other U.S. government agencies bonds	654	6.57	655	6.87	—	—	3,945	8.31	5,254	7.92
Other governments and official institutions bonds	9,153	4.46	693	8.80	—	—	—	—	9,846	4.76
Other securities	5,288	2.57	23,273	2.95	5,947	1.56	—	—	34,508	2.65

Total foreign	15,095	3.89	24,621	3.22	5,947	1.56	3,945	8.31	49,608	3.63

Total	¥15,095	3.89%	¥2,021,957	0.54%	¥5,947	1.56%	¥4,942	6.94%	¥2,047,941	0.58%

Excluding U.S. Treasury and other U.S. government agencies bonds and Japanese national government bonds, the following table sets forth the securities of individual issuers held in our investment securities portfolio which exceeded 10% of our consolidated shareholder’s equity at March 31, 2005.

	Amortized cost	Fair value
	(in millions)
Mortgage-backed securities issued by U.S. Federal National Mortgage Association	¥1,581,381	¥1,583,470
Mortgage-backed securities issued by U.S. Federal Home Loan Mortgage Corporation	669,543	669,641
Deposit Insurance Corporation of Japan	509,823	510,685

III.    Loan Portfolio

The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and type of industry of borrower at March 31 of each of the five fiscal years ended March 31, 2005. Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes and is not necessarily based on use of proceeds:

	At March 31,
	2001	2002		2003				2004				2005
	Old classification	Old classification		Old classification		New classification		Old classification		New classification		Old classification		New classification
	(in millions)
Domestic:
Manufacturing	¥5,232,119	¥5,081,824		¥4,791,882		¥4,714,708		¥4,758,303		¥4,692,433		¥5,339,934		¥5,280,555
Construction	1,400,401	1,225,068		995,918		995,918		832,758		832,758		815,051		815,051
Real estate	3,974,597	3,618,859		3,245,721		3,245,721		3,515,717		3,515,717		4,156,975		4,156,975
Services	3,729,534	3,597,009		4,302,974		4,249,086		3,898,336		3,661,758		3,202,252		2,965,772
Wholesale and retail	5,705,179	5,142,845		4,880,193		4,723,010		4,445,790		4,311,980		4,655,134		4,527,379
Banks and other financial institutions(1)	2,012,321	2,201,470		1,800,592		1,800,592		1,765,377		1,765,377		2,447,443		2,447,443
Communication and information services	—	—		—		1,264,713		—		650,983		—		605,910
Other industries	1,589,648	2,781,122		3,621,243		2,644,775		4,965,300		4,750,575		5,443,944		5,261,648
Consumer	6,661,251	6,687,523		6,994,224		6,994,224		7,473,998		7,473,998	(3)	7,662,809		7,662,809	(3)

Total domestic	30,305,050	30,335,720		30,632,747		30,632,747		31,655,579		31,655,579		33,723,542		33,723,542

Foreign:
Governments and official institutions	296,003	308,574		227,685		227,685		178,402		178,402		209,060		209,060
Banks and other financial institutions(1)	581,433	493,800		777,697		777,697		904,841		904,841		1,075,339		1,075,339
Commercial and industrial	8,218,468	9,271,565		8,127,334		8,127,334		7,063,034		7,063,034		8,259,006		8,259,006
Other	804,434	644,003		267,301		267,301		156,369		156,369		171,514		171,514

Total foreign	9,900,338	10,717,942		9,400,017		9,400,017		8,302,646		8,302,646		9,714,919		9,714,919

Total	40,205,388	41,053,662		40,032,764		40,032,764		39,958,225		39,958,225		43,438,461		43,438,461
Less unearned income and deferred loan fees—net	30,233	41,501		40,387		40,387		27,183		27,183		16,983		16,983

Total	¥40,175,155	¥41,012,161	(2)	¥39,992,377	(2)	¥39,992,377	(2)	¥39,931,042	(2)	¥39,931,042	(2)	¥43,421,478	(2)	¥43,421,478	(2)

Notes:

(1)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥3,178 million, ¥3,360 million, ¥9,960 million and 33,246 million at March 31, 2002, 2003, 2004 and 2005, respectively.
(3)	Domestic loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business. This breakdown at March 31, 2004 and 2005 is presented below in accordance with our new classification:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31,2004	¥28,229	¥19,283	¥738,377	¥230,730	¥52,253	¥1,200	¥4,121	¥10,620	¥1,084,813
March 31,2005	¥23,023	¥16,157	¥542,969	¥193,417	¥39,806	¥1,126	¥3,681	¥7,782	¥827,961

Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal year-end dates.

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the maturities of our loan portfolio at March 31, 2005:

Old Classification

	Maturity
	One year or less	One to five years	Over five years	Total
	(in millions)
Domestic:
Manufacturing	¥3,921,932	¥1,259,328	¥158,674	¥5,339,934
Construction	588,798	180,105	46,148	815,051
Real estate	1,270,141	1,228,923	1,657,911	4,156,975
Services	1,697,539	1,039,287	465,426	3,202,252
Wholesale and retail	3,248,441	1,302,607	104,086	4,655,134
Banks and other financial institutions	1,364,552	794,358	288,533	2,447,443
Other industries	4,360,757	858,939	224,248	5,443,944
Consumer:
Installment loans to individuals	418,739	1,682,370	5,022,653	7,123,762
Other	442,707	42,265	54,075	539,047

	861,446	1,724,635	5,076,728	7,662,809

Total domestic	17,313,606	8,388,182	8,021,754	33,723,542
Foreign	4,764,486	2,839,715	2,110,718	9,714,919

Total	¥22,078,092	¥11,227,897	¥10,132,472	¥43,438,461

New Classification

	Maturity
	One year or less	One to five years	Over five years	Total
	(in millions)
Domestic:
Manufacturing	¥3,882,588	¥1,245,743	¥152,224	¥5,280,555
Construction	588,798	180,105	46,148	815,051
Real estate	1,270,141	1,228,923	1,657,911	4,156,975
Services	1,512,003	988,110	465,659	2,965,772
Wholesale and retail	3,183,995	1,252,976	90,408	4,527,379
Banks and other financial institutions	1,364,552	794,358	288,533	2,447,443
Communication and information services	450,725	129,792	25,393	605,910
Other industries	4,199,358	843,540	218,750	5,261,648
Consumer:
Installment loans to individuals	418,739	1,682,370	5,022,653	7,123,762
Other	442,707	42,265	54,075	539,047

	861,446	1,724,635	5,076,728	7,662,809

Total domestic	17,313,606	8,388,182	8,021,754	33,723,542
Foreign	4,764,486	2,839,715	2,110,718	9,714,919

Total	¥22,078,092	¥11,227,897	¥10,132,472	¥43,438,461

The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2005 are shown below.

	Domestic	Foreign	Total
	(in millions)
Predetermined rate	¥7,128,380	¥1,774,911	¥8,903,291
Floating or adjustable rate	9,281,556	3,175,522	12,457,078

Total	¥16,409,936	¥4,950,433	¥21,360,369

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

The following table shows the distribution of our nonaccrual loans, restructured loans and accruing loans which are contractually past due 90 days or more as to principal or interest payments at March 31 of each of the five fiscal years ended March 31, 2005, based on the domicile and type of industry of the borrowers:

	At March 31,
	2001	2002	2003		2004		2005
	Old classification	Old classification	Old classification	New classification	Old classification	New classification	Old classification	New classification
	(in millions)
Nonaccrual loans:
Domestic:
Manufacturing	¥109,726	¥115,383	¥74,609	¥73,635	¥99,069	¥98,856	¥77,999	¥77,768
Construction	165,991	142,867	62,951	62,951	42,619	42,619	38,755	38,755
Real estate	618,146	511,435	198,792	198,792	125,405	125,405	92,623	92,623
Services	188,598	149,517	63,765	65,506	34,648	39,514	96,278	94,517
Wholesale and retail	214,691	223,786	209,645	195,423	93,637	84,095	83,564	74,435
Banks and other financial institutions	87,703	46,115	15,016	15,016	15,789	15,789	4,346	4,346
Communication and information services	—	—	—	13,863	—	5,128	—	11,379
Other industries	30,423	27,250	31,346	30,938	14,744	14,505	13,537	13,279
Consumer	161,665	157,241	147,110	147,110	137,690	137,690	115,811	115,811

Total domestic	1,576,943	1,373,594	803,234	803,234	563,601	563,601	522,913	522,913

Foreign:
Governments and official institutions	2,336	3,341	1,734	1,734	877	877	455	455
Banks and other financial institutions	7,829	8,393	7,694	7,694	84,623	84,623	45,091	45,091
Commercial and industrial	148,966	220,166	251,110	251,110	127,423	127,423	54,408	54,408
Other	23,321	1,871	5,350	5,350	13,942	13,942	8,252	8,252

Total foreign	182,452	233,771	265,888	265,888	226,865	226,865	108,206	108,206

Total	1,759,395	1,607,365	1,069,122	1,069,122	790,466	790,466	631,119	631,119

Restructured loans:
Domestic	1,574,503	1,522,078	945,261	945,261	381,063	381,063	343,557	343,557
Foreign	86,983	97,052	83,193	83,193	45,739	45,739	21,729	21,729

Total	1,661,486	1,619,130	1,028,454	1,028,454	426,802	426,802	365,286	365,286

Accruing loans contractually past due 90 days or more:
Domestic	23,254	15,023	15,212	15,212	11,092	11,092	9,232	9,232
Foreign	2,008	2,763	2,866	2,866	887	887	878	878

Total	25,262	17,786	18,078	18,078	11,979	11,979	10,110	10,110

Total	¥3,446,143	¥3,244,281	¥2,115,654	¥2,115,654	¥1,229,247	¥1,229,247	¥1,006,515	¥1,006,515

Notes:

(1)	The above table does not include real estate acquired in full or partial satisfaction of debt and certain assets under the management of the Cooperative Credit Purchasing Company which are recorded at estimated fair value less estimated cost to sell.
(2)	Domestic nonaccrual loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business. This breakdown at March 31, 2004 and 2005 is presented below in accordance with our new classification:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥1,566	¥877	¥52,271	¥14,203	¥5,765	¥21	¥264	¥—	¥74,967
March 31, 2005	¥1,345	¥986	¥43,334	¥13,692	¥3,185	¥18	¥219	¥378	¥63,157

Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal year-end dates.

Gross interest income which would have been accrued at the original terms on domestic nonaccrual and restructured loans outstanding during the fiscal year ended March 31, 2005 was approximately ¥21.1 billion, of which ¥16.6 billion was included in the results of operations for the fiscal year. Gross interest income which would have been accrued at the original terms on foreign nonaccrual and restructured loans outstanding for the fiscal year ended March 31, 2005 was approximately ¥6.6 billion, of which ¥4.4 billion was included in the results of operations for the fiscal year.

Foreign Loans Outstanding

We had no cross-border outstandings to borrowers in any foreign country in which total exceeded 0.75% of consolidated total assets at March 31, 2003, 2004 and 2005. Cross-border outstandings are defined, for this purpose, as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Material local currency loans outstanding which are neither hedged nor funded by local currency borrowings are included in cross-border outstandings.

Guarantees of outstandings of borrowers of other countries are considered to be outstandings of the guarantor. Loans made to, or deposits placed with, a branch of a foreign bank located outside the foreign bank’s home country are considered to be loans to, or deposits with, the foreign bank. Outstandings of a country do not include principal or interest amounts of which are supported by written, legally enforceable guarantees by guarantors of other countries or the amounts of outstandings to the extent that they are secured by tangible, liquid collateral held and realizable by us and our subsidiaries outside the country in which they operate.

In addition to credit risk, cross-border outstandings are subject to country risk that as a result of political or economic conditions in a country, borrowers may be unable or unwilling to pay principal and interest according to contractual terms. Other risks related to cross-border outstandings include the possibility of insufficient foreign exchange and restrictions on its availability.

In order to manage country risk, we establish various risk management measures internally. Among other things, we first regularly monitor economic conditions and other factors globally and assess country risk in each country where we have cross-border exposure. For purposes of monitoring and controlling the amount of credit exposed to country risk, we set a country limit, the maximum amount of credit exposure for an individual country, in consideration of the level of country risk and our ability to bear such potential risk. We also determine our credit policy for each country in accordance with our country risk level and our business plan with regard to the country. Assessment of country risk, establishment of country limits, and determination of country credit policies are subject to review and approval by our senior management and are updated periodically.

Exposure to East Asia

We maintain a substantial network of branches and subsidiaries in East Asia and the region has been an important market for our financial services. Certain economies in this region are growing at a rapid pace and are not always stable. Accordingly, we are exposed to country risk in this region to a greater extent than in developed countries. In response to on-going and possible developments in the regional economy, we regularly reassess the country risk of each country in the region, to adjust exposure levels, and to review and revise country credit policies.

The following table represents our cross-border outstandings and unused commitments at March 31, 2004 and 2005, to certain East Asian countries:

	At March 31,
	2004		2005
	Cross-border outstanding	Unused commitments	Cross-border outstanding	Unused commitments
	(in billions)
Hong Kong	¥300.6	¥—	¥325.4	¥—
People’s Repubulic of China	194.6	0.7	277.4	—
Singapore	211.4	1.6	271.9	—
Thailand	145.6	4.4	224.1	1.0
South Korea	191.1	0.5	221.3	4.8
Malaysia	84.7	1.0	88.1	—
Philippines	41.2	—	42.4	—
Indonesia	22.5	—	29.1	—

Exposure to Latin America

Similar to the economies in East Asia, economic growth together with instability has been observed in the Latin America region. The following is a summary of cross-border outstandings to counterparties in major Latin American countries at March 31, 2004 and 2005:

	At March 31,
	2004	2005
	(in billions)
Brazil	¥82.0	¥71.5
Mexico	45.0	46.4
Argentina	18.2	0.9

Loan Concentrations

At March 31, 2005, there were no concentrations of loans to a single industry group of borrowers, as defined by the Bank of Japan industry segment loan classifications, which exceeded 10% of our consolidated total loans, except for loans in a category disclosed in the table of loans outstanding above.

Credit Risk Management

We have a credit rating system, under which borrowers and transactions are graded on a worldwide basis. We calculate probability of default by statistical means and manage our credit portfolio based on this credit rating system. For a detailed description of this system and other elements of our risk management structure, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management.”

IV.    Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by type of borrowers’ business for each of the five fiscal years ended March 31, 2005:

	Fiscal years ended March 31,
	2001	2002	2003		2004		2005
	Old classification	Old classification	Old classification	New classification	Old classification	New classification	Old classification	New classification
	(in millions, except percentages)
Allowance for credit losses at beginning of fiscal year	¥1,137,181	¥1,385,010	¥1,341,608	¥1,341,608	¥1,058,633	¥1,058,633	¥649,346	¥649,346

Provision (credit) for credit losses	652,728	466,947	287,282	287,282	(142,362)	(142,362)	125,109	125,109

Charge-offs:
Domestic:
Manufacturing	26,254	45,226	65,823	65,671	17,224	17,142	67,922	67,917
Construction	39,447	24,063	48,559	48,559	31,226	31,226	6,729	6,729
Real estate	96,371	112,757	181,203	181,203	46,975	46,975	33,322	33,322
Services	52,535	35,349	40,599	45,946	13,646	14,274	7,711	7,646
Wholesale and retail	134,381	80,622	105,952	98,106	42,115	39,387	26,249	25,185
Banks and other financial institutions	15,815	60,333	18,945	18,945	1,123	1,123	8,920	8,920
Communication and information services	—	—	—	4,865	—	2,256	—	1,265
Other industries	4,469	5,236	24,781	22,567	5,978	5,904	4,636	4,505
Consumer	33,725	43,059	38,042	38,042	48,620	48,620 (2)	26,044	26,044 (2)

Total domestic	402,997	406,645	523,904	523,904	206,907	206,907	181,533	181,533
Total foreign	77,050	107,344	116,218	116,218	70,806	70,876	52,094	52,094

Total	480,047	513,989	640,122	640,122	277,713	277,713	233,627	233,627

Recoveries:
Domestic	16,341	30,865	49,074	49,074	11,337	11,337	14,284	14,284
Foreign	18,439	17,944	17,574	17,574	18,699	18,699	9,592	9,592

Total	34,780	48,809	66,648	66,648	30,036	30,036	23,876	23,876

Net charge-offs	445,267	465,180	573,474	573,474	247,677	247,677	209,751	209,751

Others(1)	40,368	12,333	3,217	3,217	(19,248)	(19,248)	3,781	3,781

The deconsolidation of Nippon Trust Bank	—	(57,502)	—	—	—	—	—	—

Allowance for credit losses at end of fiscal year	¥1,385,010	¥1,341,608	¥1,058,633	¥1,058,633	¥649,346	¥649,346	¥568,485	¥568,485

Allowance for credit losses applicable to foreign activities:
Balance at beginning of fiscal year	¥156,576	¥198,820	¥224,830	¥224,830	¥226,612	¥226,612	¥194,714	¥194,714

Balance at end of fiscal year	¥198,820	¥224,830	¥226,612	¥226,612	¥194,714	¥194,714	¥87,314	¥87,314

Provision (credit) for credit losses	¥89,859	¥110,898	¥112,761	¥112,761	¥32,304	¥32,304	¥(67,689)	¥(67,689)

Ratio of net charge-offs during the fiscal year to average loans outstanding during the fiscal year	1.10%	1.18%	1.41%	1.41%	0.61%	0.61%	0.49%	0.49%

Notes:

(1)	Others primarily include foreign exchange translation and discontinued operations adjustments.

(2)	Charge-offs of domestic loans within the “consumer” category in the above table include charge-offs of loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and became able to present a precise breakdown of charge-offs of such consumer loans by the type of proprietor business. This breakdown for the fiscal years ended March 31, 2004 and 2005 is presented below in accordance with our new classification:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥39	¥—	¥9,481	¥2,270	¥486	¥—	¥—	¥108	¥12,384
March 31, 2005	¥—	¥—	¥450	¥137	¥—	¥—	¥—	¥64	¥651
Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal years.

The following table shows an allocation of our allowance for credit losses at March 31 of each of the five fiscal years ended March 31, 2005:

	At March 31,
	2001		2002		2003				2004				2005
	Old Classification		Old Classification		Old Classification		New Classification		Old Classification		New Classification		Old Classification		New Classification
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions, except percentages)
Domestic:
Manufacturing	¥141,871	13.01%	¥138,706	12.38%	¥112,713	11.97%	¥111,089	11.78%	¥72,977	11.90%	¥72,552	11.75%	¥63,772	12.29%	¥63,417	12.16%
Construction	93,767	3.48	106,573	2.98	54,497	2.49	54,497	2.49	15,174	2.08	15,174	2.08	35,179	1.88	35,179	1.88
Real estate	374,555	9.89	367,315	8.81	181,780	8.11	181,780	8.11	90,667	8.80	90,667	8.80	74,019	9.57	74,019	9.57
Services	132,256	9.28	124,118	8.76	96,428	10.75	100,968	10.61	41,518	9.76	44,737	9.16	91,153	7.37	85,939	6.83
Wholesale and retail	187,731	14.19	198,223	12.53	173,787	12.19	163,546	11.80	83,000	11.13	75,961	10.79	80,333	10.72	74,710	10.42
Banks and other financial institutions	55,350	5.01	36,940	5.36	37,648	4.50	37,648	4.50	19,301	4.42	19,301	4.42	16,473	5.63	16,473	5.63
Communication and information services	—	—	—	—	—	—	18,331	3.16	—	—	5,927	1.63	—	—	12,348	1.39
Other industries	37,725	3.95	37,132	6.78	57,299	9.04	46,293	6.60	31,900	12.43	30,218	11.89	35,361	12.53	34,205	12.11
Consumer	104,775	16.56	85,141	16.29	94,559	17.47	94,559	17.47	81,567	18.70	81,567 *	18.70	76,263	17.64	76,263	17.64
Foreign:
Governments and official institutions	16,868	0.74	32,925	0.75	2,227	0.57	2,227	0.57	1,122	0.45	1,122	0.45	170	0.48	170	0.48
Banks and other financial institutions	8,156	1.45	6,668	1.20	5,275	1.94	5,275	1.94	58,198	2.26	58,198	2.26	8,502	2.48	8,502	2.48
Commercial and industrial	161,628	20.44	176,265	22.58	202,642	20.30	202,642	20.30	129,004	17.68	129,004	17.68	70,046	19.01	70,046	19.01
Other	12,168	2.00	8,972	1.58	16,468	0.67	16,468	0.67	6,390	0.39	6,390	0.39	8,597	0.40	8,597	0.40
Unallocated	58,160	—	22,630	—	23,310	—	23,310	—	18,528	—	18,528	—	8,617	—	8,617	—

Total	¥1,385,010	100.00%	¥1,341,608	100.00%	¥1,058,633	100.00%	¥1,058,633	100.00%	¥649,346	100.00%	¥649,346	100.00%	¥568,485	100.00%	¥568,485	100.00%

Allowance as a percentage of loans	3.45%		3.27%		2.65%		2.65%		1.63%		1.63%		1.31%		1.31%
Allowance as a percentage of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	40.19%		41.35%		50.04%		50.04%		52.82%		52.82%		56.48%		56.48%

*	The credit loss allowance for domestic loans within the “consumer” category in the above table include the credit loss allowance for loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and became able to present a precise breakdown of the balance of the credit loss allowance for such consumer loans by the type of proprietor business. This breakdown at March 31, 2004 and 2005 is presented below in accordance with our new classification:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥292	¥196	¥7,671	¥2,371	¥554	¥13	¥42	¥104	¥11,243
March 31, 2005	¥211	¥146	¥4,962	¥1,769	¥363	¥12	¥35	¥70	¥7,568

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

V.    Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2003, 2004 and 2005:

	Fiscal years ended March 31,
	2003		2004		2005
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥3,318,708	—%	¥4,446,701	—%	¥4,764,551	—%
Interest-bearing demand deposits	20,005,618	0.02	22,332,657	0.02	23,745,558	0.02
Deposits at notice	1,377,800	0.82	1,579,007	0.64	1,251,744	0.78
Time deposits	16,525,519	0.24	16,104,461	0.16	16,127,396	0.22
Certificates of deposit	1,667,097	0.02	1,838,599	0.01	1,542,182	0.02
Foreign offices, principally from banks located in foreign countries:
Non-interest-bearing demand deposits	2,050,597	—	2,317,658	—	2,673,494	—
Interest-bearing deposits, principally time deposits and certificates of deposit	8,000,966	1.73	8,171,037	1.28	9,092,154	1.47

Total	¥52,946,305		¥56,790,120		¥59,197,079

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2003, 2004 and 2005 were ¥665,349 million, ¥944,520 million and ¥703,742 million, respectively.

At March 31, 2005, the balance and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$93 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2005) or more and total foreign deposits issued in amounts of US$100,000 or more are shown in the following table.

	Time deposits	Certificates of deposit	Total
	(in millions)
Domestic offices:
Three months or less	¥4,921,331	¥771,891	¥5,693,222
Over three months through six months	1,727,483	97,745	1,825,228
Over six months through twelve months	1,733,087	67,094	1,800,181
Over twelve months	843,508	10,080	853,588

Total	¥9,225,409	¥946,810	¥10,172,219

Foreign offices			¥6,612,024

Subsequent to the filing of our Annual Report on Form 20-F for the fiscal year ended March 31, 2004, management determined that the balance and remaining maturities of time deposits issued by domestic offices in amounts of ¥10 million (approximately US$96 thousand at the Federal Reserve Bank of New York ‘s noon buying rate on March 31, 2004) or more for the fiscal year ended March 31, 2004 were erroneously disclosed. As a result, such amounts have been restated from the amounts previously reported as follows:

	Time deposits
	As previously reported	As restated
	(in millions)
Domestic offices:
Three months or less	¥5,233,694	¥5,233,694
Over three months through six months	1,646,800	1,551,763
Over six months through twelve months	1,721,359	1,721,359
Over twelve months	796,910	796,910

Total	¥9,398,763	¥9,303,726

VI.    Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2003, 2004 and 2005:

	Fiscal years ended March 31,
	2003	2004	2005
	(in millions, except percentages)
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	¥6,346,192	¥7,559,245	¥8,626,850
Maximum balance outstanding at any month-end during the fiscal year	15,521,522	9,060,163	9,955,766
Balance at end of fiscal year	6,901,929	6,815,125	6,231,125
Weighted average interest rate during the fiscal year	1.11%	0.64%	0.63%
Weighted average interest rate on balance at end of fiscal year	0.93%	0.52%	0.97%
Other short-term borrowings:
Average balance outstanding during the fiscal year	¥1,521,078	¥2,745,530	¥8,105,687
Maximum balance outstanding at any month-end during the fiscal year	1,790,728	4,379,446	11,227,440
Balance at end of fiscal year	1,542,609	4,379,446	9,631,568
Weighted average interest rate during the fiscal year	1.74%	0.49%	0.27%
Weighted average interest rate on balance at end of fiscal year	0.76%	0.13%	0.30%

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Bank of Tokyo-Mitsubishi, Ltd.

(Kabushiki Kaisha Tokyo Mitsubishi Ginko):

We have audited the accompanying consolidated balance sheets of The Bank of Tokyo-Mitsubishi, Ltd. (Kabushiki Kaisha Tokyo Mitsubishi Ginko) (“the Bank”) (a wholly owned subsidiary of Mitsubishi Tokyo Financial Group, Inc.), and subsidiaries (together, the “Group”) as of March 31, 2004 and 2005, and the related consolidated statements of income, changes in equity from nonowner sources, shareholder’s equity, and cash flows for each of the three years in the period ended March 31, 2005 (all expressed in Japanese Yen). These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Bank is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group at March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in the respective footnotes to the consolidated financial statements, footnote disclosure of amortized cost and unrealized gains and losses of investments securities as of March 31, 2004 in Note 4, domestic/foreign distribution of income and current tax for the fiscal year ended March 31, 2004 in Note 9 and domestic time deposits issued in the amounts of ¥10 million or more as of March 31, 2004 in Note 11 have been restated.

As discussed in Note 1 to the consolidated financial statements, the Bank changed its method of accounting for goodwill and other intangible assets in the fiscal year ended March 31, 2003, and its method of accounting for variable interest entities in the fiscal year ended March 31, 2005.

/s/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Tokyo, Japan

August 23, 2005

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2004 AND 2005

	2004	2005
	(in millions)
ASSETS
Cash and due from banks (Note 10)	¥2,764,182	¥4,027,982
Interest-earning deposits in other banks (Note 10)	3,185,696	3,922,612
Call loans and funds sold (Note 13)	972,613	920,136
Receivables under resale agreements	1,478,497	559,194
Receivables under securities borrowing transactions	4,615,515	5,102,273
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥2,219,093 million in 2004 and ¥2,626,534 million in 2005) (Notes 3 and 10)	8,037,863	7,373,679
Investment securities (Notes 4 and 10):
Securities available for sale—carried at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥922,894 million in 2004 and ¥1,557,907 million in 2005)	20,286,766	21,492,172
Securities being held to maturity—carried at amortized cost (estimated fair value of ¥1,052,662 million in 2004 and ¥2,064,632 million in 2005)	1,052,193	2,047,941
Other investment securities	160,343	275,316

Total investment securities	21,499,302	23,815,429

Loans, net of unearned income and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥683,068 million in 2004 and ¥917,092 million in 2005) (Notes 5 and 10)	39,931,042	43,421,478
Allowance for credit losses (Notes 5 and 6)	(649,346)	(568,485)

Net loans	39,281,696	42,852,993

Premises and equipment—net (Note 7)	434,523	427,385
Accrued interest	93,596	111,484
Customers’ acceptance liability	30,149	43,313
Intangible assets (Note 8)	198,306	216,134
Goodwill (Note 8)	26,910	56,124
Deferred tax assets (Note 9)	747,822	602,807
Other assets (Notes 5 and 16)	1,691,882	2,018,754

Total	¥85,058,552	¥92,050,299

LIABILITIES AND SHAREHOLDER’S EQUITY
Deposits (Note 10 and 11):
Domestic offices:
Non-interest-bearing	¥4,933,248	¥6,869,628
Interest-bearing	41,794,074	40,912,615
Overseas offices:
Non-interest-bearing	2,408,796	2,824,896
Interest-bearing	9,402,876	9,768,817

Total deposits	58,538,994	60,375,956
Debentures (Note 12)	265,957	—
Call money and funds purchased (Notes 10 and 13)	2,638,298	1,552,687
Payables under repurchase agreements (Note 10)	2,739,396	2,696,498
Payables under securities lending transactions (Note 10)	1,437,431	1,981,940
Other short-term borrowings (Notes 10 and 14)	4,379,446	9,631,568
Trading account liabilities (Note 3)	2,403,449	2,006,803
Obligations to return securities received as collateral	2,295,778	2,890,788
Bank acceptances outstanding	30,149	43,313
Accrued interest	70,560	79,797
Long-term debt (Notes 10 and 14)	5,086,993	5,196,388
Other liabilities (Notes 9, 15 and 16)	2,399,968	2,427,976

Total liabilities	82,286,419	88,883,714

Commitments and contingent liabilities (Notes 23 and 25)
Shareholder’s equity (Note 20):
Capital stock (Notes 17 and 18):
Preferred stock (Note 32):
Class 1—authorized, 100,000,000 shares; issued and outstanding, 81,400,000 shares in 2004 and 2005, with no stated value (aggregate liquidation preference of ¥244,200 million)	122,100	122,100
Class 2—authorized, 100,000,000 shares; issued and outstanding, 100,000,000 shares in 2005, with no stated value (aggregate liquidation preference of ¥250,000 million)	—	125,000
Common stock—authorized, 8,000,000,000 shares; issued, 5,019,469,546 shares in 2004 and 2005, with no stated value	749,873	749,873
Capital surplus (Note 18)	814,583	983,264
Retained earnings (Notes 19 and 32):
Appropriated for legal reserve	190,045	190,045
Unappropriated	696,985	788,835
Accumulated other changes in equity from nonowner sources, net of taxes	199,270	209,662

Total	2,772,856	3,168,779
Less parent company’s stock, at cost—609 common shares in 2004 and 2,958 common shares in 2005	723	2,194

Shareholder’s equity—net	2,772,133	3,166,585

Total	¥85,058,552	¥92,050,299

See the accompanying notes to Consolidated Financial Statements.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2003, 2004 AND 2005

	2003	2004	2005
	(in millions)
Interest income:
Loans, including fees (Note 5)	¥916,802	¥810,001	¥819,030
Deposits in other banks	66,979	43,470	59,702
Investment securities:
Interest	190,818	178,937	222,539
Dividends	32,077	30,642	30,409
Trading account assets	11,215	28,015	30,675
Call loans and funds sold	9,593	6,297	6,958
Receivables under resale agreements and securities borrowing transactions	33,183	22,790	29,116

Total	1,260,667	1,120,152	1,198,429

Interest expense:
Deposits	193,594	144,450	184,314
Debentures	8,508	4,035	351
Call money and funds purchased	7,303	5,434	5,064
Payables under repurchase agreements and securities lending transactions	63,027	42,738	49,063
Other short-term borrowings and trading account liabilities	29,453	32,965	53,164
Long-term debt	133,198	109,274	97,767

Total	435,083	338,896	389,723

Net interest income	825,584	781,256	808,706
Provision (credit) for credit losses (Notes 5 and 6)	287,282	(142,362)	125,109

Net interest income after provision (credit) for credit losses	538,302	923,618	683,597

Non-interest income:
Fees and commissions (Note 26)	384,377	440,887	481,564
Foreign exchange gains (losses)—net (Note 3)	(578)	247,417	1,182
Trading account profits—net (Note 3)	273,723	117,272	31,312
Investment securities gains—net (Note 4)	33,847	97,763	190,454
Refund of the local taxes by the Tokyo Metropolitan Government (Note 9)	—	32,141	—
Other non-interest income	33,241	47,639	99,450

Total	724,610	983,119	803,962

Non-interest expense:
Salaries and employee benefits (Note 15)	397,814	412,516	399,288
Occupancy expenses—net (Notes 7 and 25)	88,881	86,566	88,116
Fees and commission expenses	70,302	68,931	77,327
Amortization of intangible assets (Note 8)	38,669	54,216	58,686
Insurance premiums, including deposit insurance	38,806	45,125	47,903
Minority interest in income of consolidated subsidiaries	6,025	45,824	39,046
Communications	19,638	25,462	25,899
Other non-interest expenses	313,202	296,299	224,411

Total	973,337	1,034,939	960,676

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	289,575	871,798	526,883
Income tax expense (Note 9)	50,435	333,612	238,798

Income from continuing operations before cumulative effect of a change in accounting principle	239,140	538,186	288,085
Income (loss) from discontinued operations—net (Note 2)	10,370	(585)	—

Cumulative effect of a change in accounting principle, net of tax (Note 1)	(532)	—	(977)

Net income	248,978	537,601	287,108

Income allocable to a preferred shareholder	¥3,358	¥10,073	6,716

Net income available to a common shareholder	¥245,620	¥527,528	¥280,392

	(in Yen)
Amounts per share (Notes 19 and 21):
Basic earnings per common share—income from continuing operations available to a common shareholder before cumulative effect of a change in accounting principle	¥50.39	¥105.22	¥56.06
Basic earnings per common share—net income available to a common shareholder	52.49	105.10	55.87
Diluted earnings per common share—income from continuing operations available to a common shareholder before cumulative effect of a change in accounting principle	47.05	104.93	55.80
Diluted earnings per common share—net income available to a common shareholder	49.11	104.81	55.61

See the accompanying notes to Consolidated Financial Statements.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FROM NONOWNER SOURCES

FOR THE FISCAL YEARS ENDED MARCH 31, 2003, 2004 AND 2005

	Gains (Losses) before income tax expense (benefit)	Income tax (expense) benefit	Gains (Losses) net of income tax expense (benefit)
	(in millions)
Fiscal year ended March 31, 2003:
Net income			¥248,978

Other changes in equity from nonowner sources:
Net unrealized holding losses on investment securities available for sale	¥(635,074)	¥238,071	(397,003)
Reclassification adjustment for gains included in net income	(46,805)	18,312	(28,493)

Total	(681,879)	256,383	(425,496)

Net unrealized gains on derivatives qualifying for cash flow hedges	10,885	(4,164)	6,721
Reclassification adjustment for gains included in net income	(9,545)	3,651	(5,894)

Total	1,340	(513)	827

Minimum pension liability adjustments	(94,202)	34,295	(59,907)

Foreign currency translation adjustments	(47,780)	3,299	(44,481)
Reclassification adjustment for losses included in net income	394	—	394

Total	(47,386)	3,299	(44,087)

Total changes in equity from nonowner sources			¥(279,685)

Fiscal year ended March 31, 2004:
Net income			¥537,601

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities available for sale	¥728,156	¥(300,144)	428,012
Reclassification adjustment for gains included in net income	(115,013)	48,013	(67,000)

Total	613,143	(252,131)	361,012

Net unrealized gains on derivatives qualifying for cash flow hedges	4,286	(1,740)	2,546
Reclassification adjustment for gains included in net income	(9,227)	3,529	(5,698)

Total	(4,941)	1,789	(3,152)

Minimum pension liability adjustments	78,641	(30,804)	47,837

Foreign currency translation adjustments	(35,498)	4,324	(31,174)
Reclassification adjustment for losses included in net income	8,626	—	8,626

Total	(26,872)	4,324	(22,548)

Total changes in equity from nonowner sources			¥920,750

Fiscal year ended March 31, 2005:
Net income			¥287,108

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities available for sale	¥250,417	¥(101,838)	148,579
Reclassification adjustment for gains included in net income	(241,953)	98,535	(143,418)

Total	8,464	(3,303)	5,161

Net unrealized gains on derivatives qualifying for cash flow hedges	328	(126)	202
Reclassification adjustment for gains included in net income	(847)	324	(523)

Total	(519)	198	(321)

Minimum pension liability adjustments	18,501	(7,613)	10,888

Foreign currency translation adjustments	(6,448)	(7,760)	(14,208)
Reclassification adjustment for losses included in net income	8,872	—	8,872

Total	2,424	(7,760)	(5,336)

Total changes in equity from nonowner sources			¥297,500

See the accompanying notes to Consolidated Financial Statements.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2003, 2004 AND 2005

	2003	2004	2005
	(in millions)
Preferred stock (Class 1) (Note 17):
Balance at beginning of fiscal year	¥122,100	¥122,100	¥122,100

Balance at end of fiscal year	¥122,100	¥122,100	¥122,100

Preferred stock (Class 2) (Note 17):
Balance at beginning of fiscal year	¥—	¥—	¥—
Issuance of new shares of Class 2 preferred stock	—	—	125,000

Balance at end of fiscal year	¥—	¥—	¥125,000

Common stock (Note 18):
Balance at beginning of fiscal year	¥663,870	¥749,873	¥749,873
Issuance of new shares of common stock	86,003	—	—

Balance at end of fiscal year	¥749,873	¥749,873	¥749,873

Capital surplus (Note 18):
Balance at beginning of fiscal year	¥600,296	¥815,192	¥814,583
Issuance of new shares of common stock	85,240	—	—
Issuance of new shares of Class 2 preferred stock	—	—	124,479
Gains (losses) on sales of shares of parent company’s stock, net of taxes	74,822	(630)	(256)
Recognition of tax benefit arising from parent company’s stock	54,008	—	—
Recognition of tax benefit arising from the suspension of the consolidated corporate-tax system (Note 9)	—	—	44,641
Loss on sale of shares of Mitsubishi Asset Management Co., Ltd. to parent company (Note 2)	—	—	(207)
Other	826	21	24

Balance at end of fiscal year	¥815,192	¥814,583	¥983,264

Retained earnings appropriated for legal reserve (Note 19):
Balance at beginning of fiscal year	¥190,045	¥190,045	¥190,045

Balance at end of fiscal year	¥190,045	¥190,045	¥190,045

Unappropriated retained earnings (Note 19):
Balance at beginning of fiscal year	¥12,593	¥244,187	¥696,985
Net income	248,978	537,601	287,108

Total	261,571	781,788	984,093

Deduction:
Cash dividends
Common share—¥3.00 in 2003, ¥7.73 in 2004 and ¥34.71 in 2005 per share	(14,026)	(38,800)	(174,225)
Preferred share (Class 1)—¥41.25 in 2003, ¥123.75 in 2004 and ¥82.50 in 2005 per share	(3,358)	(10,073)	(6,716)
Hypothetical dividends under the separate return method (Note 9)	—	(35,930)	(14,317)

Total	(17,384)	(84,803)	(195,258)

Balance at end of fiscal year (Note 32)	¥244,187	¥696,985	¥788,835

Accumulated other changes in equity from nonowner sources, net of taxes:
Net unrealized gains on investment securities available for sale (Note 4):
Balance at beginning of fiscal year	¥608,750	¥183,254	¥544,266
Net change during the fiscal year	(425,496)	361,012	5,161

Balance at end of fiscal year	¥183,254	¥544,266	¥549,427

Net unrealized gains on derivatives qualifying for cash flow hedges (Note 22):
Balance at beginning of fiscal year	¥3,696	¥4,523	¥1,371
Net change during the fiscal year	827	(3,152)	(321)

Balance at end of fiscal year	¥4,523	¥1,371	¥1,050

Minimum pension liability adjustments (Note 15):
Balance at beginning of fiscal year	¥(141,559)	¥(201,466)	¥(153,629)
Net change during the fiscal year	(59,907)	47,837	10,888

Balance at end of fiscal year	¥(201,466)	¥(153,629)	¥(142,741)

Foreign currency translation adjustments:
Balance at beginning of fiscal year	¥(126,103)	¥(170,190)	¥(192,738)
Net change during the fiscal year	(44,087)	(22,548)	(5,336)

Balance at end of fiscal year	¥(170,190)	¥(192,738)	¥(198,074)

Balance at end of fiscal year	¥(183,879)	¥199,270	¥209,662

Parent company’s stock:
Balance at beginning of fiscal year	¥(26,684)	¥(1,775)	¥(723)
Sales of shares of parent company’s stock	26,017	907	708
Net decrease (increase) resulting from changes in voting interests in its consolidated subsidiaries and affiliated companies	(1,108)	145	(2,179)

Balance at end of fiscal year	¥(1,775)	¥(723)	¥(2,194)

Total shareholder’s equity	¥1,935,743	¥2,772,133	¥3,166,585

See the accompanying notes to Consolidated Financial Statements.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2003, 2004 AND 2005

	2003	2004	2005
	(in millions)
Cash flows from operating activities:
Net income	¥248,978	¥537,601	¥287,108
Adjustments to reconcile net income to net cash provided by operating activities:
Loss (income) from discontinued operations—net	(10,370)	585	—
Depreciation and amortization	92,619	102,395	98,738
Provision (credit) for credit losses	287,282	(142,362)	125,109
Investment securities gains—net	(33,847)	(97,763)	(190,454)
Foreign exchange losses (gains)—net	(238,408)	(299,265)	39,826
Provision for deferred income tax expense (benefit)	(10,339)	288,366	179,466
Increase in trading account assets, excluding foreign exchange contracts	(1,282,820)	(618,016)	(592,927)
Increase in trading account liabilities, excluding foreign exchange contracts	1,386,096	584,844	120,688
Decrease (increase) in accrued interest receivable and other receivables	46,103	13,691	(20,115)
Increase (decrease) in accrued interest payable and other payables	(76,129)	(13,525)	14,782
Other—net	76,508	78,600	23,323

Net cash provided by operating activities	485,673	435,151	85,544

Cash flows from investing activities:
Proceeds from sales of investment securities available for sale	22,403,930	21,657,326	28,333,369
Proceeds from maturities of investment securities available for sale	14,922,432	14,105,644	31,662,009
Purchases of investment securities available for sale	(37,445,822)	(38,417,403)	(61,433,605)
Proceeds from maturities of investment securities being held to maturity	—	23,101	7,006
Purchases of investment securities being held to maturity	—	(1,029,334)	(1,004,347)
Proceeds from sales of other investment securities	16,996	31,665	18,039
Purchases of other investment securities	(36,065)	(93,936)	(185,615)
Net increase in loans	(287,536)	(927,293)	(1,075,363)
Net decrease (increase) in interest-earning deposits in other banks	414,498	243,785	(582,361)
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	963,377	(4,270,486)	548,177
Proceeds from sales of premises and equipment	12,582	34,709	15,524
Capital expenditures for premises and equipment	(38,763)	(42,630)	(38,737)
Other—net	73,446	(252,983)	(119,716)

Net cash provided by (used in) investing activities	999,075	(8,937,835)	(3,855,620)

Cash flows from financing activities:
Net increase in deposits	4,401,258	4,455,161	1,597,861
Decrease in debentures	(1,639,508)	(370,103)	(265,957)
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	(1,139,339)	79,048	(658,412)
Net increase (decrease) in other short-term borrowings	(848,892)	2,859,880	4,005,183
Proceeds from issuance of long-term debt	1,015,300	1,219,410	1,130,420
Repayment of long-term debt	(1,265,220)	(658,685)	(793,904)
Proceeds from issuance of new shares of common stock, net of stock issue expenses	171,242	—	—
Proceeds from issuance of new shares of preferred stock, net of stock issue expenses	—	—	249,479
Proceeds from sales of parent company’s stock	65,056	805	1,074
Dividends paid	(17,384)	(48,873)	(180,941)
Payments for the allocated amount under the consolidated corporate-tax system (Note 9)	(7,446)	(4,338)	(36,257)
Other—net	70,722	42,418	(7,860)

Net cash provided by financing activities	805,789	7,574,723	5,040,686

Effect of exchange rate changes on cash and cash equivalents	(46,272)	(72,636)	(6,810)

Net increase (decrease) in cash and cash equivalents	2,244,265	(1,000,597)	1,263,800

Cash and cash equivalents at beginning of fiscal year	1,520,514	3,764,779	2,764,182

Cash and cash equivalents at end of fiscal year	¥3,764,779	¥2,764,182	¥4,027,982

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	¥511,089	¥352,661	¥370,193
Income taxes, net of refunds	54,028	52,968	51,718
Non-cash investing activities:
Available-for-sale securities transferred to held-to-maturity category (Note 5)	—	50,398	—
Increase of parent company’s stock in exchange for the shares of Diamond Computer Service Co., Ltd. (Note 2)	—	—	2,047
Obtaining assets by entering into capital lease	2,426	3,811	7,905

See the accompanying notes to Consolidated Financial Statements.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statements

The Bank of Tokyo-Mitsubishi, Ltd. (Kabushiki Kaisha Tokyo Mitsubishi Ginko) (the “Bank”) is a wholly owned subsidiary of Mitsubishi Tokyo Financial Group, Inc. (“MTFG”). On April 2, 2001, MTFG was established, as a bank holding company, through which the Bank, The Mitsubishi Trust and Banking Corporation (“Mitsubishi Trust”), and Nippon Trust Bank Limited (“NTB”), a former subsidiary of the Bank, have become wholly owned subsidiaries of MTFG pursuant to the stock-for-stock exchanges. Effective April 2, 2001, NTB has been deconsolidated.

The accompanying consolidated financial statements include the accounts of the Bank and its subsidiaries (together, the “Group”) and exclude accounts of MTFG and Mitsubishi Trust. The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Bank is incorporated and principally operates. The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“US GAAP”). In certain respects, the accompanying consolidated financial statements reflect adjustments which are not included in the consolidated financial statements issued by the Bank and certain of its subsidiaries in accordance with applicable statutory requirements and accounting practices in the countries of incorporation. The major adjustments include those relating to (1) investment securities, (2) derivative financial instruments, (3) allowance for credit losses, (4) income taxes, (5) consolidation, (6) premises and equipment, (7) transfer of financial assets, (8) pension liability, (9) goodwill, and (10) lease transactions.

Fiscal periods of certain subsidiaries, which ended on or after December 31, and the Bank’s fiscal year, which ended on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2003, 2004 and 2005, the effect of recording intervening events for the three-month periods ended March 31 on the Bank’s proportionate equity in net income of subsidiaries with fiscal periods ending on December 31, would have resulted in an increase of ¥3.48 billion, an increase of ¥2.93 billion and a decrease of ¥0.66 billion, respectively, to net income. No intervening events occurred during each of the three-month periods ended March 31, 2003, 2004 and 2005 which, if recorded, would have had effects of more than 1% of total assets, loans, total liabilities, deposits or shareholder’s equity as of March 31, 2003, 2004 and 2005.

Description of Business

The Group conducts domestic and international financial business through domestic and international networks of branches, offices and subsidiaries in Japan and around the world. The Bank is a major commercial banking institution, providing a broad range of financial services to consumers and corporations through commercial banking, investment banking and other activities. As one of the principal subsidiaries of MTFG, the Group’s activities also encompass transactions with other subsidiaries of MTFG. These transactions are, however, conducted on an arms-length base, requiring terms and conditions commonly adopted in the marketplace. NTB had been one of the major domestic subsidiaries of the Bank before the business combination and was acting as a trust vehicle for the Bank. On April 2, 2001, NTB became a wholly owned subsidiary of MTFG and has been deconsolidated from the Bank and was merged with and into Mitsubishi Trust, the other principal subsidiary of MTFG on October 1, 2001. The merger also involved The Tokyo Trust Bank, Ltd. (“TTB”), merging with and into Mitsubishi Trust. See Note 27 for more information by business segment.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term primarily relate to the allowance for credit losses on loans and off-balance-sheet credit instruments, deferred tax assets, financial instruments with no available market prices, goodwill, investment securities and accrued severance indemnities and pension liabilities.

Summary of Significant Accounting Policies

Significant accounting policies applied in the accompanying consolidated financial statements are summarized below:

Consolidation—The consolidated financial statements include the accounts of the Bank and its subsidiaries over which control is exercised through either majority ownership of voting stock and/or other means, including, but not limited to, the possession of the power to direct or cause the direction of the management and policies of entities. In situations in which the Group has less than 100% but greater than 50% of ownership in entities, such entities are consolidated and minority interests are also recorded in Other liabilities. Intercompany items have been eliminated. Investments in affiliated companies (companies over which the Group has the ability to exercise significant influence) are accounted for by the equity method of accounting and are reported in Other assets. The Group’s equity interests in the earnings of these equity investees and gains or losses realized on disposition of such investments are reported in Other non-interest income or expenses.

Variable interest entities for which the Group is deemed to be the primary beneficiary are consolidated when the Group has a variable interest that will absorb a majority of the entity’s expected loss, receive a majority of the entity’s expected returns, or both. See Accounting Changes—Variable Interest Entities and Note 24.

Assets that the Group holds in an agency, fiduciary or trust capacity are not assets of the Group and, accordingly, are not included in the accompanying consolidated balance sheets.

Cash Flows—For the purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the consolidated balance sheets under the caption Cash and due from banks with original maturities of 90 days or less. Cash flows from qualified hedging activities are classified in the same category as the items being hedged.

Translation of Foreign Currency Financial Statements and Foreign Currency Transactions—Financial statements of overseas entities are translated into Japanese yen using the respective fiscal year-end exchange rates for assets and liabilities. Income and expense items are translated at average rates of exchange for the respective fiscal periods.

Except for overseas entities located in highly inflationary economies, foreign currency translation gains and losses related to the financial statements of overseas entities of the Group, net of related income tax effects, are credited or charged directly to Foreign currency translation adjustments, a component of accumulated other changes in equity from nonowner sources. Tax effects of gains and losses on foreign currency translation of financial statements of overseas entities are not recognized unless it is apparent that the temporary differences will reverse in the foreseeable future. If applicable, foreign exchange translation gains and losses pertaining to entities located in highly inflationary economies are recorded in Foreign exchange gains (losses)—net, as appropriate. For these entities, premises and equipment and the related depreciation and amortization thereof are translated at exchange rates prevailing at dates of acquisition.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign currency denominated assets and liabilities are translated into Japanese yen at the respective fiscal year-end foreign exchange rates. Foreign currency denominated income and expenses are translated using average rates of exchange for the respective fiscal periods. Gains and losses from such translation are included in Foreign exchange gains (losses)—net, as appropriate.

Repurchase Agreements, Securities Lending and Other Secured Financing Transactions—Securities sold with agreements to repurchase (“repurchase agreements”), securities purchased with agreements to resell (“resale agreements”) and securities lending and borrowing transactions are accounted for as sales of securities with related off-balance-sheet forward repurchase commitments or purchases of securities with related off-balance-sheet forward resale commitments, if they meet the relevant conditions for the surrender of control as provided by Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125.” If the conditions are not met, the transactions are treated as secured financing or lending.

Collateral—For secured lending transactions, including resale agreements, securities borrowing transactions, commercial lending and derivative transactions, the Group, as a secured party, generally has the right to require the counterparties to provide collateral, including letters of credit, cash, securities and other financial assets. For most securities lending transactions, the Group maintains strict levels of collateralization governed by daily mark-to-market analysis. Financial assets pledged as collateral are generally negotiable financial instruments and are permitted to be sold or repledged by secured parties. If the Group sells these financial assets received as collateral, it recognizes the proceeds from the sale and its obligation to return the collateral. For secured borrowing transactions, principally repurchase agreements and securities lending transactions and derivative transactions, where the secured party has the right to sell or repledge financial assets pledged as collateral, the Group separately discloses those financial assets pledged as collateral in the consolidated balance sheets.

Trading Account Securities—Securities and money market instruments held in anticipation of short-term market movements and for resale to customers are included in Trading account assets, and short trading positions of these instruments are included in Trading account liabilities. Trading positions are carried at fair value on the consolidated balance sheets and recorded on a trade date basis. Changes in the fair value of trading positions are recognized currently in Trading account profits—net, as appropriate.

Investment Securities—Debt securities for which the Group has both the positive intent and ability to hold to maturity are classified as Securities being held to maturity and carried at amortized cost. Debt securities that the Group may not hold to maturity and marketable equity securities, other than those classified as trading account securities, are classified as Securities available for sale, and are carried at their fair values, with unrealized gains and losses reported on a net-of-tax basis within accumulated other changes in equity from nonowner sources, which is a component of shareholder’s equity. Nonmarketable equity securities are stated at cost as Other investment securities.

Individual debt and equity securities are written down to fair value with the resulting losses charged to operations when, in the opinion of management, a decline in estimated fair value below the cost of such securities is other than temporary. Such impairment loss is included in Investment securities gains—net in the statement of income. In determining other than temporary declines in fair value to be recognized as an impairment loss on investment securities, the Group generally considers factors such as the financial condition of the issuer, the extent of decline in fair value, and the length of period that the decline in fair value below cost has existed. See Note 4 for a further discussion of other-than-temporary impairment. Interest and dividends on investment securities are reported in Interest Income. Dividends are recognized when the shareholders’ right to receive the dividend is established. Gains and losses on disposition of investment securities are computed using the average cost method and are recognized on the trade date.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative Financial Instruments—The Group engages in derivative activities involving swaps, forwards and options, and other types of derivative contracts. Derivatives are used in trading activities to generate trading revenues and fee income for its own account and to respond to the customers’ financial needs. Derivatives are also used to manage its exposures to fluctuations in interest and foreign exchange rates, equity and commodity prices.

Derivatives entered into for trading purposes are carried at fair value and are reported as Trading account assets or Trading account liabilities. Fair values are based on market or broker-dealer quotes when available. Valuation models such as present value and pricing models are applied to current market information to estimate fair values when such quotes are not available. The Group defers trade date gains or losses on derivatives where the fair values of those derivatives are not obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The fair values of derivative contracts executed with the same counterparty under legally enforceable master netting agreements are presented on a net basis. Changes in the fair value of such contracts are recognized currently in Foreign exchange gains (losses)—net with respect to foreign exchange contracts and in Trading account profits—net with respect to interest rate contracts and other types of contracts.

Embedded derivatives that are not clearly and closely related to the host contracts and meet the definition of derivatives are separated from the host contracts and measured at fair value unless the contracts embedding the derivatives are measured at fair value in their entirety.

Derivatives are also used for asset and liability management to manage exposures to fluctuations in interest and foreign exchange rates arising from mismatches of asset and liability positions. Such derivatives may include contracts that qualify for hedge accounting. At inception of hedge accounting, each derivative is designated as a hedging instrument and documented with related information such as the risk management objective and strategy for the hedge, which includes the hedged item, the risk being hedged and the method used to assess the hedge’s effectiveness. Derivatives are evaluated in order to determine if they qualify for hedge accounting. The hedging derivative instruments must be highly effective in achieving offsetting changes in fair values or variable cash flows from the hedged items attributable to the risk being hedged. Any ineffectiveness, which arises during the hedging relationship, is recognized in Non-interest income or expense in the period in which it arises. All qualifying hedging derivatives are valued at fair value and included in Other assets or Other liabilities. For fair value hedges of interest-bearing assets or liabilities, the change in the fair value of the hedged item and the hedging instruments is recognized in net interest income to the extent that it is effective. For all other fair value hedges, the change in the fair value of the hedged item and change in fair value of the derivative are recognized in non-interest income or expense. For cash flow hedges, the unrealized changes in fair value to the extent effective are recognized in accumulated other changes in equity from nonowner sources. Amounts realized on cash flow hedges related to variable rate loans are recognized in net interest income in the period when the cash flow from the hedged item is realized. The fair value of cash flow hedges related to forecasted transactions, if any, is recognized in non-interest income or expense in the period when the forecasted transaction occurs. Any difference that arises from gains or losses on hedging derivatives offsetting corresponding gains or losses on the hedged items, and gains and losses on derivatives attributable to the risks excluded from the assessment of hedge effectiveness are currently recognized in non-interest income or expense. Derivatives that do not qualify for hedge accounting are considered trading positions and are accounted for as such.

Loans—Loans are carried at the principal amount outstanding, adjusted for unearned income and deferred net nonrefundable loan fees and costs. Loans held and intended for dispositions or sales in secondary markets are transferred to the held-for-sale classification and carried at the lower of cost or estimated fair value generally on an individual loan basis. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the loan as an adjustment of yield using the method that approximates the interest

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

method. Interest income on loans that are not impaired is accrued and credited to interest income as it is earned. Unearned income and discounts or premiums on purchased loans are deferred and recognized over the contractual lives of the loans using a method that approximates the interest method.

Loans are considered impaired when, based on current information and events, it is probable that the Group will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

Loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of the Bank and certain domestic subsidiaries, and 90 days or more with respect to loans of certain foreign banking subsidiaries. A nonaccrual loan may be restored to an accrual status when interest and principal payments become current and management expects that the borrower will make future contractual payments as scheduled. When a loan is placed on nonaccrual status, interest accrued but not received is generally reversed against interest income. Cash receipts on nonaccrual loans, for which the ultimate collectibility of principal is uncertain, are applied as principal reductions; otherwise, such collections are credited to income. The Group does not capitalize any accrued interest in its principal balances of impaired loans at each balance sheet date.

Loan Securitization—The Group securitizes and services commercial and industrial loans in the normal course of business. The Group accounts for a transfer of loans in a securitization transaction as a sale if it meets relevant conditions for the surrender of control in accordance with SFAS No. 140. Otherwise, the transfer is accounted for as a collateralized borrowing transaction. Interests in loans sold through a securitization accounted for as a sale may be retained in the form of subordinated tranches or beneficial interests. These retained interests are primarily recorded in Securities available for sale. The previous carrying amount of the loans involved in the transfer is allocated between the loans sold and the retained interests based on their relative fair values at the date of the securitization. Since quoted market prices are generally not available, the Group usually estimates fair value of these retained interests based on the present value of future expected cash flows by using modeling techniques that involve management’s best estimates of key assumptions, which may include default rates, recovery rates, and discount rates. Retained interests that can contractually be prepaid or otherwise settled in such a way that the Group would not recover substantially all of its investment are accounted for as investment securities available for sale.

Allowance for Credit Losses—The Group maintains an allowance for credit losses to absorb probable losses inherent in the loan portfolio. Actual credit losses (amounts deemed uncollectible, in whole or in part), net of recoveries, are deducted from the allowance for credit losses, as net charge-offs, generally based on detailed loan reviews and a credit assessment by management at each balance sheet date. The Group generally applies its charge-off policy to all loans in its portfolio regardless of the type of borrower. A provision for credit losses, which is a charge against earnings, is added to bring the allowance to a level which, in management’s opinion, is adequate to absorb probable losses inherent in the credit portfolio.

A key element relating to the policies and discipline used in determining the allowance for credit losses is the credit classification and the related borrower categorization process. The categorization is based on conditions that may

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

affect the ability of borrowers to service their debt, taking into consideration current financial information, historical payment experience, credit documentation, public information, analyses of relevant industry segments and current trends. In determining the appropriate level of the allowance, the Group evaluates the probable loss by category of loan based on its type and characteristics.

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

The credit loss allowance for individual customers represents the impairment allowance determined in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” The Group measures the impairment of a loan, with the exception of large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or on the loan’s observable market price, or based on the fair value of the collateral if the loan is collateral dependent, when it is probable that the Group will be unable to collect all amounts due according to the contractual terms of the loan agreement. For certain subsidiaries, some impaired loans are aggregated for the purpose of measuring impairment using historical loss factors. Generally, the Group’s impaired loans include nonaccrual loans, restructured loans and other loans specifically identified as impaired.

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

The formula allowance is calculated for group of loans collectively evaluated for unidentified impairment by applying loss factors to outstanding substandard, special mention and unclassified loans. The evaluation of inherent loss for these loans involves a high degree of uncertainty, subjectivity and judgment because probable credit losses are not easily identifiable or measurable. In determining the formula allowance, the Group, therefore, relies on a statistical analysis that incorporates loss factor percentages of total loans outstanding based on historical experience. Corresponding to the periodical impairment identification and self-assessment process, the estimation of the formula allowance is back-tested by comparing the allowance with the actual results subsequent to the balance sheet date. The results of such back-testing are evaluated by management to determine whether the manner and level of formula allowance need to be changed in subsequent years.

The unallocated allowance represents an estimate of additional losses inherent in the loan portfolio and is composed of attribution factors, which are based upon management’s evaluation of various conditions that are not directly or indirectly measured in the determination of the allocated allowance. The conditions evaluated in connection with the unallocated allowance may include existing general economic and business conditions affecting the key lending areas of the Group, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle, bank regulatory examination results and findings of the Group’s internal credit examiners.

The credit loss allowance for large groups of smaller-balance homogeneous loans is focused on loss experience for the pool rather than on a detailed analysis of individual loans. The allowance is determined primarily based on probable net charge-offs and the probability of insolvency based on the number of delinquencies.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for Off-Balance-Sheet Credit Instruments—The Group maintains an allowance for credit losses on off-balance-sheet credit instruments, including commitments to extend credit, guarantees, standby letters of credit and other financial instruments. The allowance is recorded as a liability and includes the specific allowance for specifically identified credit exposure and the allocated formula allowance. With regard to the specific allowance for specifically identified credit exposure and the allocated formula allowance, the Group adopts the same methodology used in determining the allowance for loan credit losses. Potential credit losses related to derivatives are considered in the fair valuation of the derivatives.

Net changes in the allowance for off-balance-sheet credit instruments are accounted for as Other non-interest expenses.

Premises and Equipment—Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to operations over the estimated useful lives of the related assets. Leasehold improvements are depreciated over the terms of the respective leases or the estimated useful lives of the improvements, whichever are shorter. Depreciation of premises and equipment is computed under the declining-balance method with respect to premises and equipment of the Bank and certain subsidiaries, and under the straight-line method with respect to premises and equipment of other subsidiaries, at rates principally based on the following estimated useful lives:

Years
Buildings	15 to 50
Equipment and furniture	2 to 20
Leasehold improvements	8 to 17

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

Goodwill—The Group has classified as goodwill the excess of the cost of the Group’s investments in subsidiaries over the Group’s share of net assets at dates of acquisition in purchase transactions. Goodwill related to the investments in affiliated companies is included in the investments accounted for by the equity method. On April 1, 2002, the Group adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which provides goodwill acquired in a purchase business combination should not be amortized and is subject to an impairment test. Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. An impairment loss, if any, is recognized to the extent that the carrying amount of goodwill exceeds its implied fair value.

Software—The Group capitalizes certain costs associated with the acquisition or development of internal-use software. Costs subject to capitalization are salaries and employee benefits for employees who are directly associated with and who devote time to the internal-use computer software project, to the extent of the time spent

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

directly on the project. Once the software is ready for its intended use, the Group begins to amortize capitalized costs on a straight-line basis over its estimated useful life.

Accrued Severance and Pension Liabilities—The Bank and certain subsidiaries have defined benefit retirement plans, including lump-sum severance indemnities plans. The costs of the plans, based on actuarial computations of current and future employee benefits, are charged to Salaries and employee benefits.

Debentures and Long-Term Debt—Premiums, discounts and issuance costs of debentures and long-term debt are amortized based on the method that approximates the interest method over the terms of the debentures and long-term debt.

Obligations under Guarantees—The Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, and liquidity facilities. The Group recognizes guarantee fee income over the guarantee period. It is the Bank’s dominant business practice to receive such guarantee fee at the inception of the guarantee, which approximates market value of the guarantee and is initially recorded as a liability, which is then recognized as guarantee fee income ratably over the guarantee period.

Fees and Commissions—Revenue recognition of major components of fees and commissions is as follows:

•	Fees on funds transfer and collection services and fees from investment banking services are generally recognized as revenue when the related services are performed.

•	Fees from trade-related financing services are recognized over the period of the financing.

•	Trust fees are recognized on an accrual basis, generally based on the volume of trust assets under management and/or the operating performance for the accounting period of each trust account.

•	Annual fees and royalty and other service charges related to the credit card business are recorded on a straight-line basis as services are provided.

•	Interchange income from credit card business is recognized as billed.

•	Service charges on deposit accounts, and fees and commissions from other services are generally recognized over the period that the service is provided.

•	Fees on guarantees are generally recognized over the contractual periods of the respective guarantees. Amounts initially recorded as a liability corresponding to the obligations at fair value are generally recognized as revenue over the terms of the guarantees as the Group is deemed to be released from the risk under guarantees.

Income Taxes—The provision for income taxes is determined using the asset and liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net tax effects of (1) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (2) operating loss and tax credit carryforwards. A valuation allowance is recognized for any portion of the deferred tax assets where it is considered more likely than not that it will not be realized. The provision for deferred taxes is based on the change in the net deferred tax asset or liability from period to period.

Free Distributions of Common Shares—As permitted by the Commercial Code of Japan (the “Code”), Japanese companies, upon approval by the Board of Directors, may make a free distribution of shares, in the form of a “stock split” as defined, to shareholders. In accordance with generally accepted accounting practice in Japan, such distribution does not give rise to any change in capital stock or capital surplus accounts. Common shares distributed are recorded as shares issued on the distribution date. See Note 18.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts per Common Share—Basic earnings per share (“EPS”) excludes dilutive effects of potential common shares and is computed by dividing income available to common stock shareholders by the weighted average number of common shares outstanding for the period, while diluted EPS gives effect to all dilutive potential common shares that were outstanding during the period. See Note 21 for the computation of basic and diluted EPS.

Comprehensive Income (Loss)—The Group’s comprehensive income (loss) includes net income and other changes in equity from nonowner sources. All changes in unrealized gains and losses on investment securities available for sale, unrealized gains and losses on derivatives qualifying for cash flow hedges, minimum pension liability adjustments and foreign currency translation adjustments constitute the Group’s changes in equity from nonowner sources and are presented, with related income tax effects, in the consolidated statements of changes in equity from nonowner sources.

Stock-Based Compensation—In December 2002, Financial Accounting Standards Board (the “FASB”) issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123,” which amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure requirements to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition and annual disclosure requirements under this Statement are effective for financial statements for fiscal years ended after December 15, 2002.

Two subsidiaries of the Bank have several stock-based compensation plans, which are described more fully in Note 30. As permitted by the provisions of SFAS No. 123, they account for those employee stock-based compensation plans by the intrinsic value-based method prescribed in APB No. 25, “Accounting for Stock Issued to Employees” and related Interpretations. Under the intrinsic value-based method, compensation expense is measured as the amount by which quoted market price of these subsidiaries’ stock at the date of grant exceeds the stock option exercise price. Non-employee stock-based compensation plans are accounted for at fair value.

Had the employee stock-based compensation plans been accounted for under the fair value method of SFAS No. 123, the Group’s compensation expense, net income, and net income per share would have been the pro forma amounts indicated in the following table.

	Fiscal years ended March 31,
	2003	2004	2005
	(in millions)
Reported net income	¥248,978	¥537,601	¥287,108
Stock-based employee compensation expense (determined under fair value based method for all awards, net of tax)	(2,015)	(1,962)	(1,661)

Pro forma net income, after stock-based employee compensation expense	¥246,963	¥535,639	¥285,447

Basic earnings per common share—net income available to a common shareholder:	(in Yen)
Reported	¥52.49	¥105.10	¥55.87
Pro forma	52.06	104.71	55.53
Diluted earnings per common share—net income available to a common shareholder:
Reported	49.11	104.81	55.61
Pro forma	48.69	104.42	55.27

Stock-based compensation expense included in net income for the fiscal years ended March 31, 2003, 2004 and 2005 was not significant.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting Changes

Variable Interest Entities—In January 2003, the FASB issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” FIN No. 46 addresses consolidation by business enterprises of variable interest entities (“VIEs”). The consolidation requirements of FIN No. 46 apply immediately to VIEs created after January 31, 2003. The Group has applied, as required, FIN No. 46 to all VIEs created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003, which has been amended by the FASB as described below.

In December 2003, the FASB issued FIN No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN No. 46R”). FIN No. 46R modifies FIN No. 46 in certain respects including the scope exception, the definition of VIEs, and other factors that would affect the determination of VIEs and primary beneficiaries that must consolidate VIEs. FIN No. 46R, as written, applies to VIEs created before February 1, 2003 no later than the end of the first reporting period that ends after March 15, 2004, and to all special purpose entities no later than the first reporting period that ends after December 15, 2003. Subsequent to the issuance of FIN No. 46R, the Chief Accountant of the U.S. Securities and Exchange Commission (“SEC”) stated the SEC staff’s position in a letter to the American Institute of Certified Public Accountants (“AICPA”) dated March 3, 2004, that the SEC staff does not object to the conclusion that FIN No. 46R should not be required to be applied at a date earlier than the original FIN No. 46 and that foreign private issuers would be required to apply FIN No. 46R at various dates depending on the entity’s year-end and the frequency of interim reporting. In accordance with the letter, the Group adopted FIN No. 46R on April 1, 2004, except for certain investment companies, for which the effective date of FIN No. 46R is deferred. Under FIN No. 46R, any difference between the net amount added to the balance sheet and the amount of any previously recognized interest in the VIE is to be recognized as a cumulative effect of a change in accounting principle. The cumulative effect of the change in accounting principle was to decrease net income by ¥977 million. See Note 24 for further discussion of VIEs in which the Group holds variable interests.

Certain Financial Instruments with Characteristics of both Liabilities and Equity—In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective at the beginning of the first interim period beginning after June 15, 2003, which is the Group’s fiscal year ended March 31, 2005. On November 7, 2003, FASB Staff Position No. 150-3, “Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” delayed the effective date of certain provisions of SFAS No. 150 for certain mandatorily redeemable noncontrolling interests. The adoption of SFAS No. 150 did not have a material impact on the Group’s financial position and results of operations.

Disclosure about Pension and Other Postretirement Benefit—In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106” (“SFAS No. 132R”), which replaces existing FASB disclosure requirements for pensions. SFAS No. 132R requires disclosure of more details about plan assets, benefit obligations, cash flows, benefit costs and other relevant information. SFAS No. 132R is generally effective for the fiscal years ended after December 15, 2003, and for interim periods beginning after December 15, 2003. See Note 15 for the required disclosure.

Impairment of Securities Investments—In November 2003, the FASB Emerging Issues Task Force (the “EITF”) reached a consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Application to Certain Investments” (“EITF 03-1”). EITF 03-1 requires certain additional quantitative and qualitative disclosures in addition to the disclosures already required by SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The new disclosure requirements are applied to financial statements for the fiscal years ended after December 15, 2003. See Note 4 for the required disclosures. In March 2004, the EITF also reached a consensus on additional accounting guidance for other-than-temporary impairments, which requires an evaluation and recognition of other-than-temporary impairment by a three-step impairment test. The guidance should be applied for reporting periods beginning after June 15, 2004. On September 30, 2004, FASB Staff Position EITF Issue 03-1-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” delayed the effective date for the measurement and recognition guidance contained in paragraphs 10 through 20 of EITF 03-1. The FASB will be issuing implementation guidance related to this topic. Once issued, the Group will evaluate the effect of the measurement and recognition provision of EITF 03-1.

Goodwill and Other Intangible Assets—Effective April 1, 2002, the Group adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that goodwill, formerly amortized over its useful life, no longer be amortized but rather tested for impairment at least annually. Further, SFAS No. 142 requires that intangible assets that have finite useful lives will continue to be amortized over their useful lives while intangible assets with indefinite lives will no longer be amortized and are subject to impairment testing at least annually.

The Group performed the required transitional impairment tests of goodwill and intangible assets with indefinite lives upon adoption of SFAS No. 142. The initial adoption resulted in a cumulative adjustment charge to earnings of ¥532 million.

Derivative Instruments and Hedging Activities—In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, (2) clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows, (3) amends the definition of underlyings, one of three characteristics of derivatives, to include the occurrence or non-occurrence of a specified event such as scheduled payments under a contract, and (4) amends certain other existing pronouncements, in particular, those related to the scope of instruments that are subject to the requirements of SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Group’s financial position and results of operations.

Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities—In January 2003, the EITF reached a consensus on Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” (“EITF 03-2”), which was ratified by the FASB in February 2003. EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an employee pension fund and requires employers to account for the entire separation process of the substitutional portion from an entire plan upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. It also requires that the difference between the fair value of the obligation and the assets required to be transferred to the government, if any, should be accounted for as a subsidy from the government, separately from gain or loss on settlement of the substitutional portion of the obligation, upon completion of the transfer.

In June 2003, The Bank submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved in August 2003. In

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

August 2004, the Bank made another application for transfer to the government of the remaining substitutional portion and the application was approved in November 2004. The substitutional obligation and related plan assets were transferred to a government agency in March 2005 and the Bank was released from paying the substitutional portion of the benefits to its employees. The completion of the transfer to the Japanese Government of the substitutional portion of the employee pension plan constituted a settlement of such plan. However, since there remains a defined benefit plan and the settlement occurred subsequent to December 31, 2004 (the measurement date of such plan), the impact of the transfer / settlement of a pre-tax income of ¥36.1 billion will be recognized in the fiscal year ending March 31, 2006.

Reclassifications

Certain reclassifications and format changes of the financial statements for the fiscal years ended March 31, 2003 and 2004 have been made to conform to the presentation for the fiscal year ended March 31, 2005.

Recently Issued Accounting Pronouncements

Accounting for Certain Loans and Debt Securities Acquired in a Transfer—In December 2003, the AICPA issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” which supersedes AICPA Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans” and addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least, in part, to credit quality. SOP 03-3 requires acquired impaired loans for which it is probable that the investor will be unable to collect all contractually required payments receivable to be recorded at the present value of amounts expected to be received and prohibits carrying over or creation of valuation allowances in the initial accounting for these loans SOP 03-3 also limits accretable yield to the excess of the investor’s estimate of undiscounted cash flows over the investor’s initial investment in the loan and prohibits the recognition of the non-accretable difference. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life while any decreases in such cash flows should be recognized as impairments. SOP 03-3 also provides guidance with regard to presentation and disclosures. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The Group has not completed the study of what effect SOP 03-3 will have on its financial position and results of operations.

Share-Based Payment—In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123 preferred a fair-value-based method of accounting for share-based payment transactions with employees, but it permitted the option of continuing to apply the guidance of using intrinsic-value-based measurement method in APB No. 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. SFAS No. 123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires a fair-value-based measurement method in accounting for share-based payment transactions with employees. As a result, the cost resulting from all share-based payment transactions shall be recognized in the financial statements. SFAS No. 123R is effective as of the beginning of the interim or annual reporting periods beginning after June 15, 2005. See Summary of Significant Accounting Policies—Stock Based Compensation—for the pro forma information as if the fair value based method had been applied to all awards in accordance with SFAS No.123.

Exchanges of Nonmonetary Assets—In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” The guidance in APB No. 29, “Accounting for

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. The Group has not completed the study of what effect SFAS No. 153 will have on its financial position and results of operations.

Accounting Changes and Error Corrections—In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 replaces APB No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted. Accordingly, the Group can not reasonably estimate the ultimate impact of SFAS No. 154.

Accounting for Conditional Asset Retirement Obligations—In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.” FIN No. 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. SFAS No. 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Group has not completed the study of what effect FIN No. 47 will have on its financial position and results of operations.

2.    RESTRUCTURING OF THE GROUP COMPANIES

Discontinued Operations

During the fiscal year ended March 31, 2004, the Bank completed the liquidation process of its domestic mortgage securities subsidiary, The Diamond Mortgage Co., Ltd. The dissolution was due to the adverse business environment for the domestic mortgage securities business, whose results were reported as a part of the Commercial Banking business unit of the Group. In addition, during the fiscal year ended March 31, 2004, as a part of the Group’s efforts to streamline its securities business, Mitsubishi Securities, which itself constitutes a reportable operating segment of the Group, sold certain domestic subsidiaries to third parties. The Bank also sold its securities subsidiary in Europe to third parties.

In accordance with SFAS No. 144, “Accounting for Impairment of Disposal of Long-Lived Assets,” the Bank presents the results of discontinued operations as a separate line item in the consolidated statements of income.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the results of discontinued operations for the fiscal years ended March 31, 2003 and 2004:

	2003	2004
	(in millions)
Total revenue	¥3,077	¥3,240

Income (loss) from discontinued operations	¥(16,227)	¥2,185
Loss on disposal	—	(2,026)
Income tax expense (benefit)	(26,597)	744

Income (loss) from discontinued operations—net	¥10,370	¥(585)

Diamond Computer Service Co., Ltd.

In December 2004, MTFG acquired 100% of Diamond Computer Service Co., Ltd. (“DCS”), a former equity method investee, which provides data processing and IT development services, through a share exchange. 26,205 shares of MTFG’s common stock were issued in exchange for all of the outstanding shares of DCS’s common stock based on the exchange ratio of 0.00135 shares of MTFG’s common stock for each share of DCS’s common stock. Such MTFG’s common stock held by the Group and affiliated companies is presented as parent company’s stock in the consolidated balance sheets.

Mitsubishi Asset Management Co., Ltd.

In October 2004, Mitsubishi Asset Management Co., Ltd. (“MAM”) was formed by the merger of Tokyo-Mitsubishi Asset Management Ltd., the Bank’s subsidiary, and Mitsubishi Trust Asset Management Co., Ltd., a subsidiary of Mitsubishi Trust. Following the merger, in December 2004, the Bank sold certain shares of MAM to MTFG, resulting MAM to become an equity method investee. Loss on the sale is charged to capital surplus, with related income tax effects, in the consolidated statements of shareholder’s equity.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.    TRADING ACCOUNT ASSETS AND LIABILITIES

The following table shows trading account assets and liabilities, carried at estimated fair value, at March 31, 2004 and 2005. For trading derivative contracts executed under legally enforceable master netting agreements, related assets and liabilities are bilaterally offset and reported net by counterparty.

	2004	2005
	(in millions)
Trading account assets:
Trading securities:
Japanese government, prefectural and municipal bonds	¥1,593,555	¥2,686,769
Commercial paper	2,966,643	1,490,066
Foreign governments bonds and other securities	1,182,408	1,319,239

Total	5,742,606	5,496,074

Trading derivative assets:
Interest rate contracts:
Forwards and futures	13,327	3,102
Swaps and swap-related products	2,919,846	2,451,557
Options purchased	93,994	98,068

Total	3,027,167	2,552,727

Foreign exchange contracts:
Forwards and futures	534,113	540,104
Swaps	284,590	253,641
Options purchased	86,992	103,161

Total	905,695	896,906

Other contracts, mainly equity and credit-related contracts	26,784	56,333
Bilateral netting of derivatives under master netting agreements	(1,664,389)	(1,628,361)

Total	¥8,037,863	¥7,373,679

Trading account liabilities:
Trading securities sold, not yet purchased	¥220,283	¥175,275
Trading derivative liabilities:
Interest rate contracts:
Forwards and futures	11,236	4,433
Swaps and swap-related products	2,791,918	2,378,973
Options written	96,454	94,416

Total	2,899,608	2,477,822

Foreign exchange contracts:
Forwards and futures	484,005	542,166
Swaps	319,970	277,116
Options written	86,709	87,491

Total	890,684	906,773

Other contracts, mainly equity and credit-related contracts	57,263	75,294
Bilateral netting of derivatives under master netting agreements	(1,664,389)	(1,628,361)

Total	¥2,403,449	¥2,006,803

See Note 29 for the methodologies and assumptions used to estimate fair values.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group performs trading activities through market-making, sales and arbitrage, while maintaining risk levels within appropriate limits in accordance with its risk management policy. Net trading gains for the fiscal years ended March 31, 2003, 2004 and 2005 comprised the following:

	2003	2004	2005
	(in millions)
Interest rate and other derivative contracts	¥262,676	¥14,710	¥(20,275)
Trading account securities, excluding derivatives	11,047	102,562	51,587

Trading account profits—net	273,723	117,272	31,312
Foreign exchange derivative contracts	(80,303)	22,836	(2,438)

Net trading gains	¥193,420	¥140,108	¥28,874

4.    INVESTMENT SECURITIES

The amortized costs and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2004 and 2005 were as follows:

	2004				2005
	Amortized cost (Restated)	Gross unrealized gains (Restated)	Gross unrealized losses (Restated)	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥12,599,395	¥18,225	¥9,830	¥12,607,790	¥11,937,428	¥33,898	¥423	¥11,970,903
Japanese prefectural and municipal bonds	205,313	2,085	—	207,398	128,039	1,580	4	129,615
Foreign governments and official institutions bonds	1,423,555	11,153	10,713	1,423,995	1,503,961	10,852	16,916	1,497,897
Corporate bonds	1,490,532	9,299	3,999	1,495,832	1,926,997	23,448	1,789	1,948,656
Mortgage-backed securities	1,148,711	5,094	8,721	1,145,084	2,098,254	15,902	10,951	2,103,205
Other debt securities	267,437	1,119	2,602	265,954	740,950	5,847	4,242	742,555
Marketable equity securities	1,819,243	1,322,676	1,206	3,140,713	1,803,320	1,296,580	559	3,099,341

Total	¥18,954,186	¥1,369,651	¥37,071	¥20,286,766	¥20,138,949	¥1,388,107	¥34,884	¥21,492,172

Securities being held to maturity: Debt securities:
Japanese national government and Japanese government agency bonds	¥996,398	¥1,605	¥1,218	¥996,785	¥1,997,336	¥16,341	¥—	¥2,013,677
Foreign governments and official institutions bonds	18,112	80	—	18,192	15,100	274	—	15,374
Corporate bonds	35,569	—	3	35,566	28,009	66	—	28,075
Other debt securities	2,114	5	—	2,119	7,496	10	—	7,506

Total	¥1,052,193	¥1,690	¥1,221	¥1,052,662	¥2,047,941	¥16,691	¥—	¥2,064,632

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequent to the issuance of the Group’s consolidated financial statements for the fiscal year ended March 31, 2004, management determined that amortized costs and gross unrealized gains and losses on securities available for sale for the fiscal year ended March 31, 2004 were erroneously disclosed. These errors had no impact on the consolidated financial position or results of operations. As a result, such amounts have been restated from the amounts previously reported as follows:

	2004
	Amortized cost		Gross unrealized gains		Gross unrealized losses
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
	(in millions)
Securities available for sale:
Debt securities:
Foreign governments and official institutions bonds.	¥1,408,080	¥1,423,555	¥20,502	¥11,153	¥4,587	¥10,713
Corporate bonds	1,472,692	1,490,532	23,741	9,299	601	3,999
Mortgage-backed securities	1,118,981	1,148,711	30,656	5,094	4,553	8,721
Other debt securities.	266,101	267,437	2,330	1,119	2,477	2,602

Investment securities other than securities available for sale or being held to maturity (i.e., nonmarketable equity securities presented in Other investment securities) were carried at cost of ¥160,343 million and ¥275,316 million, at March 31, 2004 and 2005, respectively. The corresponding estimated fair values at those dates were not readily determinable. The Group periodically monitors the status of each investee including the credit ratings and changes in the Group’s share of net assets in the investees as compared with its shares at the time of investment, to determine if impairment losses, if any, are to be recognized on these nonmarketable securities.

See Note 29 for the methodologies and assumptions used to estimate the fair values.

The amortized cost and estimated fair values of debt securities being held to maturity and the estimated fair values of debt securities available for sale at March 31, 2005 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final maturities.

	Held-to-maturity		Available- for-sale
	Amortized cost	Estimated fair value	Estimated fair value
	(in millions)
Due in one year or less	¥15,095	¥15,029	¥5,048,903
Due from one year to five years	2,021,957	2,038,318	8,300,808
Due from five years to ten years	5,947	5,948	1,472,239
Due after ten years	4,942	5,337	3,570,881

Total	¥2,047,941	¥2,064,632	¥18,392,831

For the fiscal years ended March 31, 2003, 2004 and 2005, proceeds from sales of securities available for sale were ¥22,403,930 million, ¥21,657,326 million and ¥28,333,369 million, respectively. For the fiscal years ended March 31, 2003, 2004 and 2005, gross realized gains on those sales were ¥389,462 million, ¥408,732 million and ¥293,865 million, respectively, and gross realized losses on those sales were ¥118,513 million, ¥195,499 million and ¥29,151 million, respectively. In September 2000, the Bank changed its intent to hold securities originally

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

classified as held-to-maturity and transferred ¥369,039 million at carrying value of such securities to the available-for-sale category. As a result of the transfer, unrealized gains on securities available for sale were recorded against shareholder’s equity and were not significant. The Bank classified subsequent acquisitions of securities as either available for sale or trading until the fiscal year ended March 31, 2003. On April 1, 2003, the Bank reassessed the appropriateness of the classification of the securities which had been classified as available for sale and reclassified ¥50,398 million of such securities into the held-to-maturity category. The transfer did not have a material impact on its financial position or results of operations.

For the fiscal years ended March 31, 2003, 2004 and 2005, losses resulting from write-downs of investment securities to reflect the decline in value considered to be other than temporary were ¥241,635 million, ¥101, 938 million and ¥83,144 million, respectively, which were included in Investment securities gains—net in the consolidated statements of income.

The following table shows the unrealized gross losses and fair values of investment securities available for sale at March 31, 2005, by length of time that individual securities in each category have been in continuous loss position:

	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥3,926,481	¥423	¥—	¥—	¥3,926,481	¥423	22
Japanese prefectural and municipal bonds	1,535	4	—	—	1,535	4	1
Foreign governments and official institutions bonds	779,302	13,925	110,091	2,991	889,393	16,916	201
Corporate bonds	82,959	1,789	—	—	82,959	1,789	43
Mortgage-backed securities	587,494	7,039	207,208	3,912	794,702	10,951	244
Other debt securities	274,184	3,477	11,049	765	285,233	4,242	71
Marketable equity securities	10,031	559	—	—	10,031	559	7

Total	¥5,661,986	¥27,216	¥328,348	¥7,668	¥5,990,334	¥34,884	589

The Group had no securities being hold to maturity with unrealized losses at March 31, 2005.

As a result of the restatement described above, the following table which sets forth the unrealized gross losses and fair values of investment securities available for sale at March 31, 2004, by length of time that individual securities in each category have been in continuous loss position, was also restated as follows:

	Less than 12 months				Number of securities
	Fair value		Unrealized losses
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
	(in millions)
Securities available for sale:
Debt securities:
Foreign governments and official institutions bonds	¥535,335	¥605,464	¥4,587	¥10,713	94	96
Corporate bonds	153,246	221,761	601	3,999	45	64
Mortgage-backed securities	349,681	518,320	4,553	8,721	96	135
Other debt securities	15,786	17,900	152	277	46	47

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group holds various types of debt and equity securities as shown in the table of investment securities in the beginning part of this Note. Although, as shown in that table, substantial majority of such investments had unrealized gains at March 31, 2005, certain investments, primarily debt securities available for sale, had unrealized losses, most of which have been in continuous loss for a period less than 12 months.

The Group has determined that unrealized losses on investments at March 31, 2005 are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairments. The Group’s review included consideration of the following criteria:

The length of time that fair value of the investment has been below cost—The Group generally deems a continued decline of fair value below cost for six months or more to be other than temporary. Certain securities held by UnionBanCal Corporation (“UNBC”), a U.S. subsidiary of the Bank, which primarily consists of securities backed by the full faith and credit of the U.S. government and corporate asset-backed and debt securities, were determined not to be impaired in some cases, on the basis of a cash flow analysis of securities and/or UNBC’s ability to hold such securities to maturity.

As shown in the table above, there were no material unrealized losses that have been in a continuous loss position for 12 months or more, except for unrealized losses on certain foreign governments and official institutions bonds, mortgage-backed securities, and other debt securities held by UNBC at March 31, 2005. Foreign governments and official institutions bonds in an unrealized loss position for 12 months or more were issued by one of the several Government-Sponsored Enterprises (“GSEs”). These securities were issued with a stated interest rate and mature in less than four years. All of the unrealized losses on these securities resulted from rising interest rates subsequent to purchase. Unrealized losses will decline as interest rates fall below the purchased yield and as the securities approach maturity. Since UNBC has the ability and intent to hold the securities until recovery of the carrying value, which could be maturity, the unrealized loss is considered temporary. Mortgage-backed securities in an unrealized loss position for 12 months or more are primarily securities guaranteed by a GSE. These securities are collateralized by residential mortgage loans and may be prepaid at par prior to maturity. All of the unrealized losses on the mortgage-backed securities resulted from rising interest rates subsequent to purchase. Because the likelihood of credit loss is remote, the securities are excluded from the periodic evaluation of other-than-temporary impairment. Other debt securities in an unrealized loss position for 12 months or more primarily consisted of collateralized loan obligations held by UNBC. Unrealized losses on such securities arise from rising interest rates, widening credit spreads, credit quality of the underlying collateral, and the market’s opinion of the performance of the fund managers. Based on the cash flow analysis set out above, such unrealized losses are determined to be temporary in nature.

The extent to which the fair value of investments has been below cost as of the end of the reporting period—The Group’s investment portfolio is exposed to volatile equity prices affected by many factors including investors’ perspectives as to future economic factors and the issuers’ performance, as well as cyclical market price fluctuation due to changes in market interest rates, foreign exchange rates, and changes in credit spreads etc. In view of the diversity and volume of equity investments as well as the fact that the majority of investments in debt securities are in high-grade fixed-rate bonds, including sovereign bonds, the Group generally deems the decline of fair value below cost of 20% or more is a critical indicator of an other-than-temporary decline in fair value.

The financial condition and near-term prospects of the issuer—The Group considers the financial condition and near-term prospects of the issuer primarily based on the credit standing of the issuers as determined by its credit rating system.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Exchange Traded Fund

For the fiscal years ended March 31, 2003 and 2004, the Bank transferred marketable equity securities to an exchange traded fund (“ETF”), sponsored by a securities firm. The Bank concurrently entered into sales agreements for marketable equity securities and purchase agreements for the fund units of the ETF with the securities firm. The Bank transferred its marketable equity securities to the securities firm with an aggregate cost of ¥163,861 million for ¥240,574 million, an aggregate cost of ¥54,366 million for ¥76,385 million and nil for the fiscal years ended March 31, 2003, 2004 and 2005, respectively. The securities firm contributed these marketable equity securities and additional securities purchased from the market to the ETF in order to link the ETF performance to the TOPIX (a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange (“TSE”)). Certificates issued by the ETF (the “ETF certificates”) are linked to the TOPIX and have been listed on the TSE. The Bank purchased the ETF certificates at the fair value of ¥361,782 million, ¥113,930 million and nil for the fiscal years ended March 31, 2003, 2004 and 2005, respectively, with an intention to sell them in the market or to the securities firm in the near future.

The Bank accounted for the ETF certificates purchased from the securities firm as retained interests in the marketable equity securities transferred to the securities firm. The Bank accounted for the transfer of marketable equity securities as a sale when the Bank received cash or financial instruments other than the ETF certificates. For the fiscal years ended March 31, 2003, 2004 and 2005, the Bank recognized gains of ¥41,883 million, ¥89,581 million and nil, respectively, on the sales of the ETF certificates. The Bank held ETF certificates with fair values of ¥148,646 million at March 31, 2003 and nil at March 31, 2004 and 2005 in Securities available for sale. The ETF certificates are carried at fair value based on the market prices observed in the TSE and the fair value change is closely linked with the movement of the TOPIX.

Banks’ Shareholdings Purchase Corporation

Under a law forbidding banks from holding marketable equity securities in excess of their Tier I capital after September 30, 2006, the Banks’ Shareholdings Purchase Corporation (“BSPC”) was established in January 2002 in order to soften the impact on the stock market of sales of cross-shareholdings. BSPC began accepting share offers from financial institutions on February 15, 2002. It has been funded by financial institutions, including the Bank, which made initial contributions of ¥1,400 million (“preferred contributions”). BSPC will be disbanded when it sells all shares that it purchased from financial institutions, or by March 31, 2017, at the latest.

BSPC has two accounts to purchase stock from financial institutions; the General Account and the Special Account. In the General Account, each selling financial institution funds the amount of purchase by BSPC without guarantees by the Japanese government, and the financial institution will assume any gains or losses on sales by BSPC of the stocks. In the Special Account, each selling financial institution was required to make contributions of 8% of the selling prices to BSPC for purchases made prior to the effective date of the amendment to the above-mentioned law to fund any future losses (“subordinated contributions”). Effective in August 2003, the requirement of subordinated contributions was eliminated under the amendment to legislation. The purchase amount in the Special Account is funded by borrowings guaranteed by the Japanese government with a limit of ¥2.0 trillion. The cumulative net loss on sales of stocks in the Special Account, which will not be determined and finalized before the liquidation of BSPC, will be compensated first by the subordinated contributions, and then by the preferred contributions. If there is a remaining loss, the government, as a guarantor, will be liable for the loss. On the other hand, if there is a cumulative net asset at the time of the liquidation, the asset is first used to repay the preferred contributions and then to repay the subordinated contributions. After that, if any remaining net assets after repayment of subordinated contributions exist, such net assets will be paid out and the amounts will be determined based on the amounts of both contributions. Any remaining net assets in excess of double the amount of the contributions will belong to the Japanese government.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At the establishment of BSPC in January 2002, the Bank paid ¥1,400 million to BSPC as preferred contributions. The Bank sold marketable equity securities with aggregate market values of nil, ¥134,495 million and ¥59,120 million, respectively, for the fiscal years ended March 31, 2003, 2004 and 2005. At the time of the sales, the Bank made subordinated contribution to the Special Account of ¥1,164 million for the fiscal year ended March 31, 2002. Also, the Bank made loans to BSPC to fund its purchases of marketable equity securities. Such loans to BSPC, which are guaranteed by the Japanese government, amounted to ¥79,735 million, ¥7,398 million and ¥141,727 million, respectively, at March 31, 2003, 2004 and 2005. For the fiscal year ended March 31, 2003, the Bank evaluated its preferred contributions of ¥1,400 million and subordinated contributions of ¥1,164 million for impairment, and recognized an impairment loss of ¥2,564 million.

The Bank accounts for the transfers of marketable equity securities to the General Account, if any, as secured borrowings. With respect to the transfers of marketable equity securities to the Special Account with the requirement of subordinated contributions, if the fair value of the securities sold to the Special Account is greater than 10% of the fair value of all securities held by the Special Account, the Group accounts for the subordinated contributions as a partial retained interest in the sale. For all period presented, the Group made no sales of securities whose fair value was greater than 10% of the fair value of all securities held by the Special Account. For the fiscal years ended March 31, 2003, 2004 and 2005, the Bank recognized a gain of nil, ¥27,482 million and ¥35,434 million, respectively, on the sale of marketable equity securities to the Special Account.

The Bank of Japan

The Bank of Japan began purchasing marketable equity securities at fair value from banks, including the Bank, from November 2002, aiming to enhance the stability of the Japanese financial system by reducing the amount of marketable equity securities on the balance sheets of banks. Transfers of securities to the Bank of Japan are sales transactions without transferors’ continuing involvement. The Bank sold marketable equity securities to the Bank of Japan with aggregate market values of ¥51,453 million ¥38,553 million and nil for the fiscal years ended March 31, 2003, 2004 and 2005, respectively. In September 2004, the Bank of Japan ended purchasing marketable equity securities from banks.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    LOANS

Loans at March 31, 2004 and 2005 by domicile and type of industry of borrower are summarized below:

Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan.

	2004		2005
	(in millions)
Domestic:
Manufacturing	¥4,692,433		¥5,280,555
Construction	832,758		815,051
Real estate	3,515,717		4,156,975
Services	3,661,758		2,965,772
Wholesale and retail	4,311,980		4,527,379
Banks and other financial institutions	1,765,377		2,447,443
Communication and information services	650,983		605,910
Other industries	4,750,575		5,261,648
Consumer	7,473,998	(2)	7,662,809	(2)

Total domestic	31,655,579		33,723,542

Foreign:
Governments and official institutions	178,402		209,060
Banks and other financial institutions	904,841		1,075,339
Commercial and industrial	7,063,034		8,259,006
Other	156,369		171,514

Total foreign	8,302,646		9,714,919

Less unearned income and deferred loan fees—net	27,183		16,983

Total(1)	¥39,931,042		¥43,421,478

Notes:

(1)	The above table includes loans held for sale of ¥9,960 million and ¥33,246 million at March 31, 2004 and 2005, respectively.
(2)	Domestic loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, the Bank’s credit administration system was upgraded and became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business. This breakdown at March 31, 2004 and 2005 is presented below:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
March 31, 2004	¥28,229	¥19,283	¥738,377	¥230,730	¥52,253	¥1,200	¥4,121	¥10,620	¥1,084,813
March 31, 2005	¥23,023	¥16,157	¥542,969	¥193,417	¥39,806	¥1,126	¥3,681	¥7,782	¥827,961

Substantially all domestic loans are made under agreements which, as is customary in Japan, provide that a bank may, under certain conditions, require the borrower to provide collateral (or additional collateral) or guarantees with respect to the loans, and that the bank may treat any collateral, whether furnished as security for loans or otherwise, as collateral for all indebtedness to the bank. At March 31, 2004 and 2005, such collateralized loans

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

originated by the Group, which were principally collateralized by real estate, marketable securities and accounts receivable, amounted to ¥5,587,347 million and ¥5,020,175 million, respectively, which represented 18% and 15%, respectively, of the total domestic loans at March 31, 2004 and 2005.

Nonaccrual and restructured loans were ¥1,217,268 million and ¥996,405 million at March 31, 2004 and 2005, respectively. Had interest on these loans been accrued at the original terms of agreement, gross interest income on such loans for the fiscal years ended March 31, 2004 and 2005 would have been approximately ¥33.6 billion and ¥27.7 billion, respectively, of which approximately ¥22.8 billion and ¥21.0 billion, respectively, were included in interest income on loans in the accompanying consolidated statements of income. Accruing loans contractually past due 90 days or more were ¥11,979 million and ¥10,110 million at March 31, 2004 and 2005, respectively.

The Group had provided commitments to extend credit with customers owing restructured loans. The amounts of such commitments were ¥30,777 million and ¥18,195 million at March 31, 2004 and 2005, respectively. See Note 23 for further discussion of commitments to extend credit.

Impaired Loans

The Group’s impaired loans primarily include nonaccrual loans and restructured loans. A summary of the recorded balances of impaired loans and related impairment allowance at March 31, 2004 and 2005 is shown below:

	2004		2005
	Recorded loan balance	Impairment allowance	Recorded loan balance	Impairment allowance
	(in millions)
Requiring an impairment allowance	¥972,649	¥380,934	¥790,844	¥343,197
Not requiring an impairment allowance	144,726	—	126,271	—

Total	¥1,117,375	¥380,934	¥917,115	¥343,197

Note:	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥9,704 million and ¥12,149 million at March 31, 2004 and 2005, respectively.

The average recorded investments in impaired loans were approximately ¥2,555 billion, ¥1,542 billion and ¥1,095 billion, respectively, for the fiscal years ended March 31, 2003, 2004 and 2005.

For the fiscal years ended March 31, 2003, 2004 and 2005, the Group recognized interest income of approximately ¥56.9 billion, ¥29.9 billion and ¥22.7 billion, respectively, on impaired loans. Interest income on nonaccrual loans was recognized on a cash basis when ultimate collectibility of principal is certain; otherwise, cash receipts are applied as principal reductions. Interest income on accruing impaired loans, including restructured loans, was recognized on an accrual basis to the extent that the collectibility of interest income was reasonably certain based on management’s assessment.

Lease Receivable

As part of its financing activities, the Group enters into leasing arrangements with customers. The Group’s leasing operations are performed through leasing subsidiaries and consist principally of direct financing leases involving various types of data processing equipment, office equipment and transportation equipment.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2004 and 2005, the components of the investment in direct financing leases were as follows:

	2004	2005
	(in millions)
Minimum lease payment receivable	¥594,974	¥539,180
Estimated residual values of leased property	61,100	29,509
Less—unearned income	(49,920)	(47,807)

Net investment in direct financing leases	¥606,154	¥520,882

Future minimum lease payment receivables under noncancelable leasing agreements as of March 31, 2005 are as follows:

Direct financing leases
(in millions)
Fiscal year ending March 31:
2006	¥138,490
2007	107,315
2008	73,209
2009	47,865
2010	26,360
2011 and thereafter	145,941

Total minimum lease payment receivables	¥539,180

Government-led Loan Restructuring Program

Under the legislation enacted by the Japanese Diet in June 1996, which incorporates the restructuring program for the loans of seven failed housing-loan companies (the “Jusen”), the Deposit Insurance Corporation (“DIC”) established a Housing Loan Administration Corporation ( “HLAC”) to collect and dispose of the loans of the liquidated Jusen. In 1999, HLAC merged with the Resolution and Collection Bank Limited to create the Resolution and Collection Corporation (“RCC”), which is wholly owned by the DIC.

Financial institutions, including the Group, waived the repayment of substantial amounts of the loans to the Jusen and transferred the remaining balances to HLAC. Financial institutions were requested to make loans to HLAC to finance its collection activities, and in the fiscal year ended March 31, 1997, the Group made loans of ¥184,197 million with an original maturity term of 15 years. The 15-year term loans to HLAC, which are guaranteed by the DIC under the legislation and the loan agreements, mature in 2011 and earn interest at TIBOR (Tokyo Interbank Offered Rate) plus 0.125%. At March 31, 2004 and 2005, outstanding loans to HLAC were ¥171,160 million and ¥116,638, respectively. During the fiscal year ended March 31, 2005, a part of the loan was repaid before the maturity.

Under this restructuring program, a Financial Stabilization Fund (the “Special Fund”) was established within the DIC, and the Bank of Japan and other financial institutions established another fund (the “New Fund”). These funds are principally invested in Japanese government bonds. The Group made non-interest-earning deposits of ¥111,124 million with the Special Fund and the New Fund in the fiscal year ended March 31, 1997. The deposit balances as of March 31, 2004 and 2005, which are included in Other Assets, were ¥82,104 million and ¥84,765 million, respectively, reflecting a present value discount and subsequent amortization of the discount during the period until the expected maturity date. The non-interest-earning deposits with these funds are expected to mature in 15 years from the deposit dates, which coincides with the planned operational lifespan of HLAC.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

It is uncertain what losses (so-called “stage two loss”), if any, may ultimately be incurred by RCC through the collection of the Jusen loans during the 15-year term. If any such losses ultimately occur, the Japanese government will be liable for half of such losses, and the investment income to be earned by the Special Fund during the 15 years is to be used to cover the remaining half of the losses. The investment income to be earned by the New Fund during the 15 years is used to compensate for a portion of the public funds used for the Jusen restructuring.

At this time management believes all loans and deposits will be collectible according to their respective terms.

Sales of Loans

The Group originates various types of loans to corporate and individual customers in Japan and overseas in the normal course of its business. The Financial Services Agency of Japan (the “FSA”) announced in October 2002 that it will strive to reduce the aggregate ratio of nonperforming loans to total loans of major Japanese banks, including the Group, by approximately half by March 31, 2005. Pursuant to the FSA’s policy and in order to improve its loan quality, the Group actively disposed of nonperforming loans. Most of such nonperforming loans were disposed of by sales to third party purchasers including RCC without any continuing involvement. Management of the Group generally decides on approvals for disposals after significant sales terms, including prices, are negotiated. As such, loans are disposed of by sales shortly after the loans are transferred to held-for-sale classification. For the fiscal year ended March 31, 2003, the loss on sales of loans, which represents an additional provision for credit losses on such decision, was ¥37,173 million. The gains on sales of loans were ¥5,479 and ¥9,052 million for the fiscal years ended March 31, 2004 and 2005, respectively. Such gains and losses are included in the provision (credit) for credit losses in the accompanying consolidated statements of income.

Loan Securitization

The Group had no significant transfers of loans in securitization transactions accounted for as sales for the fiscal years ended March 31, 2003 and 2004, and did not retain any significant interests associated with loans transferred in securitizations at March 31, 2004. The Group securitized mortgage loans in the fiscal year ended March 31, 2005. After securitizations of mortgage loans, the Group provides servicing and advancing line for the loans transferred to the trust. As a result of the securitization, the Group received the proceeds of ¥8,620 million and recognized gain of ¥154 million for the fiscal year ended March 31, 2005. The Group did not possess any retained interests associated with the securitization at March 31, 2005.

Related party loans

In some cases, the Bank and its banking subsidiaries make loans to related parties, including their directors and executive officers, in the course of their normal commercial banking business. At March 31, 2004 and 2005, outstanding loans to such related parties were not significant.

In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. For the fiscal years ended March 31, 2003, 2004 and 2005, there were no loans to related parties that were charged-off. Additionally, at March 31, 2004 and 2005, there were no loans to related parties that were impaired.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    ALLOWANCE FOR CREDIT LOSSES

Changes in the allowance for credit losses for the fiscal years ended March 31, 2003, 2004 and 2005 are shown below:

	2003	2004	2005
	(in millions)
Balance at beginning of fiscal year	¥1,341,608	¥1,058,633	¥649,346

Provision (credit) for credit losses	287,282	(142,362)	125,109

Charge-offs	640,122	277,713	233,627
Less—Recoveries	66,648	30,036	23,876

Net charge-offs	573,474	247,677	209,751

Others	3,217	(19,248)	3,781

Balance at end of fiscal year	¥1,058,633	¥649,346	¥568,485

Note:    Others principally include foreign exchange translation and discontinued operations adjustments.

As explained in Note 5, nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans were removed from the allowance for credit losses and transferred to the valuation allowance for loan held for sale upon a decision to sell. Net charge-offs in the above table include the decrease in the allowance for credit losses due to loan disposal activity amounting to ¥310.7 billion, ¥120.1 billion and ¥25.3 billion for the fiscal years ended March 31, 2003, 2004 and 2005, respectively.

7.    PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2004 and 2005 consisted of the following:

	2004	2005
	(in millions)
Land	¥96,802	¥97,565
Buildings	319,088	314,779
Equipment and furniture	394,419	393,214
Leasehold improvements	205,538	207,973
Construction in progress	4,136	2,923

Total	1,019,983	1,016,454
Less accumulated depreciation	585,460	589,069

Premises and equipment—net	¥434,523	¥427,385

Premises and equipment include capitalized leases, principally related to data processing equipment, which amounted to ¥39,813 million and ¥46,054 million at March 31, 2004 and 2005, respectively. Accumulated depreciation on such capitalized leases at March 31, 2004 and 2005 amounted to ¥26,239 million and ¥30,880 million, respectively.

Depreciation expense of premises and equipment for the fiscal years ended March 31, 2003, 2004 and 2005 was ¥53,950 million, ¥48,179 million and ¥40,052 million, respectively.

In March 1999, the Bank sold a 50% undivided interest in its head office land and building (including structure and equipment) for ¥91,500 million and in its main office land and building (including structure and equipment)

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for ¥9,100 million to an unrelated real estate company. At the same time, the Bank entered an agreement to lease back the 50% undivided interest in the buildings sold from the buyer over a period of 7 years. The Bank accounted for these transactions as financing arrangements, and recorded the total proceeds of ¥100,600 million as a financing obligation. Under the lease agreement, the Bank made non-interest-bearing deposits of ¥8,000 million with the buyer-lessor in March 1999. The lease payments are determined each year upon negotiations with the buyer-lessor, based on future market conditions and expenditures for significant improvements and the related expenses of the buildings to be born by the buyer-lessor. The lease agreement is noncancelable during the lease period of 7 years. At the end of the lease, the Bank has no obligations or options specified in the lease agreement.

At March 31, 2004 and 2005, the financing obligation was ¥102,795 million and ¥103,658 million, respectively, and total rental payments amounted to ¥6,190 million, ¥6,371 million and ¥6,594 million, respectively, for the fiscal years ended March 31, 2003, 2004 and 2005.

For the fiscal years ended March 31, 2003, 2004 and 2005, the Group recognized ¥11,112 million, ¥5,377 million and ¥1,183 million of impairment losses for long-lived assets, primarily domestic real estate which was either assets formerly used for its domestic banking operations that are no longer used or assets that are used without recoverability of carrying amount. In addition, ¥415 million, ¥1,832 million and ¥947 million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2003, 2004 and 2005. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if any, or the estimated price based on an appraisal.

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

On April 1, 2002, the Group has performed the required transitional impairment tests of goodwill and intangible assets with indefinite lives upon adoption of SFAS No. 142. The initial adoption resulted in a cumulative adjustment charge to earnings of ¥532 million related to the impairment of goodwill. Such cumulative adjustment primarily resulted from an impairment of goodwill related to a U.S. leasing business and was measured using the discounted future cash flow method. Intangible assets with indefinite lives, which were amortized in the prior periods, were immaterial.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill

The changes in the carrying amount of goodwill by business segment during the fiscal years ended March 31, 2004 and 2005 were as follows:

	Mitsubishi Securities	UNBC	Total
	(in millions)
For the fiscal year ended March 31, 2004
Balance at March 31, 2003	¥383	¥18,050	¥18,433
Goodwill acquired during the fiscal year	—	10,876	10,876
Goodwill written off related to sale of subsidiaries	(280)	—	(280)
Foreign currency translation adjustments and other	—	(2,119)	(2,119)

Balance at March 31, 2004	¥103	¥26,807	¥26,910

For the fiscal year ended March 31, 2005
Balance at March 31, 2004	¥103	¥26,807	¥26,910
Goodwill acquired during the fiscal year	—	31,105	31,105
Foreign currency translation adjustments and other	—	(1,891)	(1,891)

Balance at March 31, 2005	¥103	¥56,021	¥56,124

See Note 27 for the business segment information of the Group.

Other Intangible Assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of intangible assets at March 31, 2004 and 2005:

	2004			2005
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions)
Intangible assets subject to amortization:
Software	¥331,741	¥149,668	¥182,073	¥402,847	¥200,934	¥201,913
Core deposit intangible	4,041	1,672	2,369	7,006	3,113	3,893
Other	9,106	5,206	3,900	10,363	6,340	4,023

Total	¥344,888	¥156,546	188,342	¥420,216	¥210,387	209,829

Intangible assets recorded in connection with the additional minimum pension liabilities under SFAS No.87 (See Note 15)			2,776			1,822
Intangible assets not subject to amortization			7,188			4,483

Total			¥198,306			¥216,134

Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2005 amounted to ¥63,418 million, which primarily consist of capitalized cost of software. The weighted average amortization period for capitalized software is five years, and the amount of its residual value is immaterial.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended at March 31, 2004 and 2005, the Group recognized ¥215 million and ¥2,134 million of impairment losses for intangible assets not subject to amortization, which primarily consist of leasehold and telephone subscription rights, whose carrying amount exceeded its fair value. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if any, or the estimated price based on an appraisal.

The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

(in millions)
Fiscal year ending March 31,
2006	¥70,187
2007	44,258
2008	35,439
2009	25,275
2010	15,396

9.    INCOME TAXES

The detail of current and deferred income tax expense (benefit) for the fiscal years ended March 31, 2003, 2004 and 2005 was as follows:

	2003	2004 (Restated)	2005
	(in millions)
Current:
Domestic	¥18,929	¥4,590	¥8,484
Foreign	41,845	40,656	50,848

Total	60,774	45,246	59,332

Deferred:
Domestic	(25,755)	276,127	170,860
Foreign	15,416	12,239	8,606

Total	(10,339)	288,366	179,466

Income tax expense from continuing operations	50,435	333,612	238,798

Income tax expense (benefit) from discontinued operations	(26,597)	744	—

Income tax expense (benefit) reported in shareholder’s equity relating to:
Investment securities available for sale	(256,383)	252,131	3,303
Derivatives qualifying for cash flow hedges	513	(1,789)	(198)
Minimum pension liability adjustments	(34,295)	30,804	7,613
Foreign currency translation adjustments	(3,299)	(4,324)	7,760

Total	(293,464)	276,822	18,478

Total	¥(269,626)	¥611,178	¥257,276

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequent to the issuance of the Group’s consolidated financial statements for the fiscal year ended March 31, 2004, management determined that the details of current tax expense for the fiscal year ended March 31, 2004 were erroneously disclosed. These errors had no impact on the consolidated financial position or results of operations. As a result, such amounts have been restated from the amounts previously reported as follows:

	2004
	As previously reported	As restated
	(in millions)
Current:
Domestic	¥(3,324)	¥4,590
Foreign	48,570	40,656

Total	¥45,246	¥45,246

Income taxes in Japan applicable to the Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 38.0%, 38.0% and 40.6%, respectively, for the fiscal years ended March 31, 2003, 2004 and 2005. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

Consolidated Corporate Tax

In March 2003, MTFG’s application to file its tax returns under the consolidated corporate-tax system was approved by the Japanese tax authorities, and the consolidated corporate-tax system has become effective for the fiscal year ended March 31, 2003. At March 31, 2004 and 2005, the tax-related payable to MTFG, which was included in other liabilities were ¥31,212 million and ¥8,965 million, respectively. The Group, however, has used the separate return method of allocation. Under the separate return method of allocation, current and deferred taxes for the fiscal years ended March 31, 2003, 2004 and 2005 was determined by applying the requirements of SFAS No. 109 as if the Group was filing a separate tax return. Although the consolidated corporate-tax system requires to pay, for the fiscal years ended March 31, 2003 and 2004, a surcharge tax of 2.0% of taxable income in addition to the national corporate income tax rate. The Group reflected a tax provision calculated on the separate tax return basis and the combined normal effective statutory tax rate of the Group did not change. The difference between the cash flows that are to be paid or received under the Japanese tax law and the separate return method of tax allocation used for financial reporting purposes is reported in the financial statements as either a charge to retained earnings or a credit to paid-in capital.

In February 2005, MTFG’s application to suspend the consolidated corporate-tax system was approved by the Japanese tax authorities. The MTFG Group filed, for the fiscal year ended March 31, 2005, its tax returns under the consolidated corporate-tax system. Due to the suspension of the consolidated corporate-tax system, deferred income taxes have been calculated separately based on temporary differences as of March 31, 2005 and future taxable income at each company. In connection with the suspension, Japanese tax law requires MTFG to return the remaining net operating loss carryforwards (“NOLs”) to each subsidiary in which they originated. The balance of the Bank’s NOLs under Japanese tax law after the allocation, which occurred on April 1, 2005, is greater than that for financial accounting purposes at the same date. This is because more NOLs were reported as being utilized for financial reporting purposes, under the separate return basis, than were actually realized under the consolidated corporate-tax system. Based on the fact that the application to suspend the consolidated corporate-tax system was approved in February 2005, the Bank recognized an increase in deferred tax assets for this against the difference during the fiscal year ended March 31, 2005, which was credited to capital surplus.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Bank Tax

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

The banks subject to the new tax rule, including the Bank, filed a complaint in October 2000 with the Tokyo District Court, calling for nullification of the new tax, which they claimed, unfairly targets banks. On March 26, 2002, the Tokyo District Court rejected the new tax enacted by the Tokyo Metropolitan Assembly. The court ordered the Tokyo Metropolitan Government to refund ¥72.4 billion in tax payments to 18 major banks and to pay an additional ¥1.8 billion in compensation.

On March 29, 2002, the Metropolitan Government lodged an appeal at the Tokyo High Court. Following the decision of the Tokyo District Court, 16 major banks filed a lawsuit on April 4, 2002 with the Osaka District Court against the Osaka Prefectural Government, seeking to nullify the new tax rule. In response to the lawsuit, on May 30, 2002, the Osaka Prefectural Government enacted a revised tax rule that changed the taxation for the fiscal year ended March 31, 2002 and the years subject to the new tax rule. Under the revised tax rule, for the fiscal years ended March 31, 2002 and 2003, large banks became subject to local taxes based on the lower of the 3.0% local tax on their gross operating income or the local tax computed based on net income. As a result of the revisions, the Bank did not pay any local taxes to the Osaka Prefectural Government for the fiscal years ended March 31, 2002 and 2003. The Bank incurred new local taxes to the Tokyo Metropolitan Government of ¥14.7 billion, ¥14.6 billion and ¥15.0 billion for the fiscal years ended March 31, 2001, 2002 and 2003, respectively. Had the Bank paid the local taxes based on net income under the former rule, tax expense would have been ¥6.6 billion for the year ended March 31, 2001, and zero for the fiscal years ended March 31, 2002 and 2003.

On January 30, 2003, the Tokyo High Court also rejected the new tax rule and ordered the Tokyo Metropolitan Government to refund tax payments that the banks had paid over the past two years, which represents the difference between the 3.0% tax on the gross operating profits paid by the banks and the amount computed based on net income under the former rule. The order includes the refund of ¥21.8 billion to the Bank. However, the Tokyo High Court reversed the lower court on the issue of additional compensation. The Tokyo Metropolitan Government appealed this decision to the Supreme Court of Japan.

On October 8, 2003, the Bank entered into a settlement-at-court with the Tokyo Metropolitan Government and the Tokyo Governor and withdrew their complaints regarding the Tokyo Metropolitan Government’s tax on large banks. The settlement included (a) a revision of the applicable tax rate to 0.9% from 3.0%, effective retroactive to the date of enactment of the local tax in the fiscal year ended March 31, 2001 and (b) a refund representing the difference between the amount already paid by the banks and the amount computed based on the newly enacted rate plus accrued interest. On October 7, 2003, the Bank received a tax refund plus accrued interest amounting to ¥32,141 million.

In March 2003, the Japanese government amended the local tax law. Under the amended local tax law, a corporation size-based enterprise tax was effective, which superseded the current enterprise tax, including the local taxes levied by the Tokyo Metropolitan Government and Osaka Prefectural Government, from the fiscal

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

year ended March 31, 2005. As a result, the normal effective statutory tax rate for the fiscal year ended March 31, 2005 was approximately 40.5%. The newly enacted rates were used in calculating the future expected tax effects of temporary differences as of March 31, 2003 that are expected to reverse during and subsequent to the fiscal year ended March 31, 2005. The change in tax rate resulted in a decrease of ¥63,938 million in income tax expense for the fiscal year ended March 31, 2003.

In October 2003, the Tokyo Metropolitan Government and the Osaka Prefectural Government enacted a surcharge tax of corporation sized based enterprise tax under the local tax law amended in March 2003. As a result, the normal effective statutory tax rate increased approximately 0.1% to approximately 40.6% effective for the fiscal year ended March 31, 2005. The change in tax rate, used in calculating the future expected tax effects of temporary differences, resulted in a decrease of ¥2,496 million in income tax expense for the fiscal year ended March 31, 2004.

A reconciliation of the effective income tax rate reflected in the accompanying consolidated statements of income to the combined normal effective statutory tax rate for the fiscal years ended March 31, 2003, 2004 and 2005 was as follows:

	2003	2004	2005
Combined normal effective statutory tax rate	38.0%	38.0%	40.6%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	3.0	0.1	0.5
Dividends from foreign subsidiaries	3.5	0.9	1.5
Foreign tax credit and payments	7.9	0.7	1.1
Higher (lower) tax rates applicable to income of subsidiaries	(0.6)	0.3	(1.1)
Foreign tax refund	(1.1)	—	—
Minority interest	1.1	1.9	2.0
Change in valuation allowance	2.1	(4.9)	0.5
Enacted change in tax rates	(22.1)	(0.3)	—
Liquidation of subsidiaries	(14.3)	(1.7)	0.3
Change in foreign exchange rate	(0.2)	1.5	0.9
Other—net	0.1	1.8	(1.0)

Effective income tax rate	17.4%	38.3%	45.3%

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets and liabilities are computed for each tax jurisdiction using current enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the Group’s net deferred tax assets at March 31, 2004 and 2005 were as follows:

	2004	2005
	(in millions)
Deferred tax assets:
Allowance for credit losses	¥347,116	¥328,163
Net operating loss carryforwards	532,263	391,652
Accrued severance indemnities and pension liabilities	108,231	96,910
Non-interest-earning deposits with the Special Fund and the New Fund (See Note 5)	9,006	7,926
Accrued liabilities and other	78,574	74,596
Sale-and-leaseback transactions	38,975	39,384
Derivative financial instruments	3,830	32,938
Depreciation	16,806	11,703
Valuation allowance	(108,256)	(108,972)

Total deferred tax assets	1,026,545	874,300

Deferred tax liabilities:
Investment securities	226,706	226,851
Deferred profit on property for income tax purposes	8,344	11,788
Equipment and auto leasing	81,722	89,623
Other	20,382	9,829

Total deferred tax liabilities	337,154	338,091

Net deferred tax assets	¥689,391	¥536,209

The valuation allowance was provided primarily against deferred tax assets recorded at the Group’s domestic subsidiaries with operating loss carryforwards. The net changes in the valuation allowance for deferred income tax assets were a decrease of ¥59,165 million and an increase of ¥716 million for the fiscal years ended March 31, 2004 and 2005, respectively, which primarily reflected an increase or a decrease in such operating loss carryforwards of these subsidiaries.

At March 31, 2005, the Group had operating loss carryforwards of ¥982,245 million and tax credit carryforwards of ¥528 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

	Operating loss carryforwards	Tax credit carryforwards
	(in millions)
Fiscal year ending March 31:
2006	¥44,857	¥—
2007	123	—
2008	40	—
2009	29,220	—
2010	836,282	—
2011	15,369	—
2012 and thereafter	31,925	428
No definite expiration date	24,429	100

Total	¥982,245	¥528

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In March 2004, the Japanese government extended the period for operating loss carryforwards from 5 years to 7 years under the corporate tax law. This applied retroactively to operating loss carryforwards since fiscal years beginning on or after April 1, 2001.

Income taxes are not provided on undistributed earnings of foreign subsidiaries, which are considered to be indefinitely reinvested in the operations of such subsidiaries. At March 31, 2005, such undistributed earnings of foreign subsidiaries amounted to approximately ¥262 billion. Determination of the amount of unrecognized deferred tax liabilities with respect to these undistributed earnings is not practicable because of the complexity associated with its hypothetical calculation including foreign withholding taxes and foreign tax credits. The Bank has neither plans nor the intention of disposing of investments in foreign subsidiaries and, accordingly, does not expect to record capital gains or losses, or otherwise monetize its foreign subsidiaries’ undistributed earnings. Rather, the Bank will receive a return on investments in foreign subsidiaries by way of dividends.

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle for the fiscal years ended March 31, 2003, 2004 and 2005 was as follows:

	2003	2004 (Restated)	2005
	(in millions)
Domestic income	¥206,956	¥664,556	¥375,116
Foreign income	82,619	207,242	151,767

Total	¥289,575	¥871,798	¥526,883

Subsequent to the issuance of the Group’s consolidated financial statements for the fiscal year ended March 31, 2004, management determined that the details of income from continuing operations before income tax expense and cumulative effect of a change in accounting principle for the fiscal year ended March 31, 2004 were erroneously disclosed. These errors had no impact on the consolidated financial position or results of operations. As a result, such amounts have been restated from the amounts previously reported as follows:

	2004
	As previously reported	As restated
	(in millions)
Domestic income	¥791,531	¥664,556
Foreign income	80,267	207,242

Total	¥871,798	¥871,798

10.    PLEDGED ASSETS AND COLLATERAL

Pledged Assets

At March 31, 2005, assets mortgaged, pledged, or otherwise subject to lien were as follows:

(in millions)
Due from banks	¥4
Trading account securities	2,658,751
Investment securities	4,858,397
Loans	4,731,949
Other	20,417

Total	¥12,269,518

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The above pledged assets are classified by type of liabilities to which they relate as follows:

(in millions)
Deposits	¥265,234
Call money and funds purchased	545,135
Payables under repurchase agreements and securities lending transactions	3,906,993
Other short-term borrowings and long-term debt	7,545,884
Other	6,272

Total	¥12,269,518

In addition, at March 31, 2005, certain investment securities, principally Japanese national government and Japanese government agency bonds, aggregating ¥5,682,482 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Tokyo Bankers Association, for derivative transactions and for certain other purposes.

Under Japanese law, Japanese banks are required to maintain certain minimum reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2004 and 2005, the reserve funds maintained by the Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, were ¥1,741,151 million and ¥2,980,755 million, respectively. Average reserves during the fiscal years ended March 31, 2004 and 2005 were ¥3,232,924 million and ¥3,643,134 million, respectively.

Collateral

The Group accepts and provides financial assets as collateral for transactions, principally commercial loans, repurchase agreements and securities lending transactions, call money, and derivatives. Financial assets eligible for such collateral include, among others, marketable equity securities, trade and note receivables and certificates of deposit.

Secured parties, including creditors and counterparties to certain transactions with the Group, may sell or repledge financial assets provided as collateral. Certain contracts, however, may not be specific about the secured party’s right to sell or repledge collateral under the applicable statutes and, therefore, whether or not the secured party is permitted to sell or repledge a collateral would differ depending on the interpretations of specific provisions of the existing statutes, contract or certain market practices. If the Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the Group reports such pledged financial assets separately on the face of the consolidated balance sheets. At March 31, 2005, the Group pledged ¥12,835 billion of assets that may not be sold or repledged by the secured parties.

The Group accepts collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that the Group may require the customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability is authorized by applicable legislation. In principle, Japanese legislation permits the Group to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the Group did not sell or

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2005, the fair value of the collateral accepted by the Group that is permitted to be sold or repledged was approximately ¥10,327 billion, of which approximately ¥4,937 billion was sold or repledged. The amount includes the collateral that may be repledged under the current Japanese legislation but the Group does not dispose of before counterparties’ default in accordance with the customary practice within the Japanese banking industry.

11.    DEPOSITS

The balances of time deposits, including certificates of deposit (“CDs”), issued in amounts of ¥10 million (approximately US$93 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2005) or more with respect to domestic deposits and issued in amounts of US$100,000 or more with respect to foreign deposits were ¥10,619,620 million and ¥6,363,946 million, respectively, at March 31, 2004, and ¥10,172,219 million and ¥6,612,024 million, respectively, at March 31, 2005.

The maturity information at March 31, 2005 for domestic and foreign time deposits, including CDs, is summarized as follows:

	Domestic	Foreign
	(in millions)
Due in one year or less	¥13,500,664	¥6,606,864
Due after one year through two years	1,698,333	144,259
Due after two years through three years	1,465,320	63,738
Due after three years through four years	234,134	18,468
Due after four years through five years	300,244	35,762
Due after five years	40,405	27,025

Total	¥17,239,100	¥6,896,116

Subsequent to the issuance of the Group’s consolidated financial statements for the fiscal year ended March 31, 2004, management determined that the balances of time deposits, including CDs, issued in amounts of ¥10 million (approximately US$96 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2004) or more with respect to domestic deposits for the fiscal year ended March 31, 2004 were erroneously disclosed. These errors had no impact on the consolidated financial position or results of operations. As a result, such amounts have been restated from the amounts previously reported as follows:

	2004
	As previously reported	As restated
	(in millions)
Domestic deposits, issued in amounts of ¥10 million or more	¥10,714,657	¥10,619,620

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Debentures at March 31, 2004 was comprised of the following:

2004
(in millions)
Three-year coupon debentures with interest of 0.02% to 0.06%	¥76,427
Five-year coupon debentures with interest of 0.80% to 1.30%	189,530

Total	¥265,957

All debentures of ¥265,957 million at March 31, 2004 matured in the fiscal year ended March 31, 2005.

13.    CALL LOANS AND FUNDS SOLD, AND CALL MONEY AND FUNDS PURCHASED

A summary of funds transactions for the fiscal years ended March 31, 2003, 2004 and 2005 was as follows:

	2003	2004	2005
	(in millions)
Average balance during the fiscal year:
Call money and funds purchased	¥1,770,896	¥2,029,233	¥2,088,810
Call loans and funds sold	637,078	557,638	753,685

Net funds purchased position	¥1,133,818	¥1,471,595	¥1,335,125

Call money and funds purchased:
Outstanding at end of fiscal year:
Amount	¥2,436,308	¥2,638,298	¥1,552,687
Principal range of maturities	1 day to 30 days	1 day to 30 days	1 day to 30 days
Weighted average interest rate	0.23%	0.17%	0.29%
Maximum balance at any month-end during the fiscal year	¥2,569,100	¥3,833,308	¥2,793,311
Weighted average interest rate paid during the fiscal year	0.41%	0.27%	0.24%

Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.

14.    SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2004 and 2005, the Group had unused lines of credit amounting to ¥2,734,328 million and ¥4,551,342 million, respectively. The amounts principally consist of the lines of collateralized intraday overdrafts without interest charges and collateralized overnight loans on bills at the official discount rate granted by the Bank of Japan, which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The Group may borrow from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other short-term borrowings at March 31, 2004 and 2005 were comprised of the following:

	2004	2005
	(in millions)
Domestic offices:
Loans on notes and acceptances transferred with recourse (rediscount)	¥3,376,796	¥7,135,600
Commercial paper	300,200	1,059,400
Borrowings from financial institutions	327,673	354,457
Other	150,609	24,187

Total domestic offices	4,155,278	8,573,644

Foreign offices:
Commercial paper	133,007	882,292
Other	91,463	175,632

Total foreign offices	224,470	1,057,924

Total	4,379,748	9,631,568
Less unamortized discount	302	—

Other short-term borrowings—net	¥4,379,446	¥9,631,568

Weighted average interest rate on outstanding balance at end of fiscal year	0.13%	0.30%

A summary of other short-term borrowing transactions for the fiscal years ended March 31, 2003, 2004 and 2005 was as follows:

	2003	2004	2005
	(in millions)
Average balance outstanding during the fiscal year	¥1,521,078	¥2,745,530	¥8,105,687
Maximum balance at any month-end during the fiscal year	1,790,728	4,379,446	11,227,440
Weighted average interest rate during the fiscal year	1.74%	0.49%	0.27%

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt (with original maturities of more than one year) at March 31, 2004 and 2005 was comprised of the following:

	2004	2005
	(in millions)
The Bank:
Obligations under capital leases	¥21,194	¥22,457
Obligation under sale-and-leaseback transactions	102,795	103,658
Unsubordinated debt:
Insurance companies and other institutions, maturing serially through 2035, principally 0.25%-7.49%	506,286	601,586
Fixed rate bonds, payable in Japanese yen, due 2005-2022, principally 0.22%-2.69%	2,002,760	1,882,745
Subordinated debt:
Insurance companies and other institutions, due 2005-2010, principally 0.06%-0.42%	—	9,000
Fixed rate notes, payable in United States dollars, due 2010, 8.40%	211,267	214,684
Fixed rate bonds, payable in Japanese yen, due 2010-2019, principally 1.13%-2.39%	320,000	390,000
Fixed rate borrowings, payable in Japanese yen, due 2005-2014, principally 1.63%-6.20%	386,150	399,266
Adjustable rate bonds, payable in Japanese yen, due 2011-2012, principally 0.56%-1.05%	33,000	33,000
Adjustable rate borrowings, payable in Japanese yen, due 2011-2019, principally 0.69%-2.21%	176,500	184,500
Adjustable rate borrowings, payable in Yuan, due 2006, 2.80%	683	259
Floating rate borrowings, payable in Japanese yen, due 2006-2035, principally 0.02%-1.74%	9,000	509,308
Floating rate borrowings, payable in United States dollars, due 2015, 3.55%	—	32,217
Floating rate borrowings, payable in Euro, due 2015, 2.63%	—	41,661

Total	3,769,635	4,424,341

Subsidiaries:
Unsubordinated debt:
Insurance companies and other institutions, due 2005-2011, principally 0.41%-11.62%	208,366	40,694
0.25% Convertible Bonds due 2014, payable in Japanese yen	50,700	49,165
Fixed rate bonds and notes, payable in United States dollars, due 2005-2023, principally 1.04%-8.44%	36,380	44,438
Fixed rate bonds and notes, payable in Japanese yen, due 2005-2012, principally 0.14%-4.60%	107,045	203,116
Adjustable rate bonds and notes, payable in United States dollars, due 2005-2011, principally 4.78%-5.45%	8,135	7,441
Adjustable rate bonds and notes, payable in Japanese yen, due 2005-2006, principally 1.58%-2.20%	10,088	1,390
Floating rate bonds and notes, payable in United States dollars, due 2005-2014, principally 2.50%-9.65%	3,386	6,564
Floating rate bonds and notes, payable in Japanese yen, due 2005-2034, principally 0.00%-20.00%	67,386	270,630
Floating rate notes, payable in Euro, due 2009, 2.59%	—	708
Obligations under capital leases and other miscellaneous debt	31,002	5,782

Total unsubordinated debt	522,488	629,928

Subordinated debt:
Insurance companies and other institutions, due 2005-2010, principally 1.63%-3.39%	4,605	13,745
Undated notes, payable in Japanese yen, principally 0.40%-4.90%	58,000	—
Fixed rate undated notes, payable in Japanese yen, principally 1.40%-2.60%	38,967	—
Fixed rate bonds and notes, payable in United States dollars, due 2006-2030, principally 5.12%-10.88%	49,222	50,875
Fixed rate bonds and notes, payable in Japanese yen, due 2009-2010, principally 0.94%-1.63%	79,251	16,052
Adjustable rate undated notes, payable in Japanese yen, principally 0.77%-3.16%	299,448	—
Adjustable rate bonds and notes, payable in United States dollars, due 2009, 2.00%	3,166	—
Adjustable rate bonds and notes, payable in Japanese yen, due 2006-2010, principally 0.12%-5.93%	79,442	—
Floating rate undated notes, payable in Japanese yen, principally 1.27%-1.57%	91,323	—
Floating rate bonds and notes, payable in United States dollars, due 2009-2010, principally 0.00%-3.26%	6,421	1,560
Floating rate bonds and notes, payable in Japanese yen, due 2005-2010, principally 0.00%-1.53%	40,556	59,887
Other miscellaneous debt	5,480	—

Total subordinated debt	755,881	142,119
Junior subordinated debt payable to subsidiary grantor trust	38,989	—

Total	1,317,358	772,047

Total	¥5,086,993	¥5,196,388

Notes:

1.	Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of market indices.
2.	0.25 % Convertible Bonds of ¥49,165 million, unsubordinated debt of subsidiaries, are convertible into common stock of Mitsubishi Securities.
3.	Junior subordinated debt payable to subsidiary grantor trust were issued by a wholly owned subsidiary of UNBC (see Notes 22 and 24). On February 19, 2004, it was redeemed by UNBC.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain unsubordinated bonds and notes (aggregating ¥43,680 million at March 31, 2004 and nil at March 31, 2005), and certain subordinated bonds and notes (aggregating ¥678,848 million at March 31, 2004 and nil at March 31, 2005) issued by subsidiaries were guaranteed, on a subordinated basis, by the Bank as to payment of principal and interest. These subsidiaries were deconsolidated in accordance with FIN No. 46R in the fiscal year ended March 31, 2005.

The Bank and certain subsidiaries entered into interest rate and currency swaps for certain debt in order to manage exposure to interest rate and currency exchange rate movements. As a result of these swap arrangements, the effective interest rates may differ from the coupon rates reflected in the above table. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2004 and 2005. Certain interest rates are determined by formulas and may be subject to certain minimum and maximum rates. Floating and adjustable rate debt agreements may provide for interest rate floors to prevent negative interest payments (i.e., receipts).

Certain debt agreements permit the Bank and some of its subsidiaries to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

The following is a summary of maturities of long-term debt subsequent to March 31, 2005:

	The Bank	Other subsidiaries	Total
	(in millions)
Fiscal year ending March 31:
2006	¥631,388	¥171,727	¥803,115
2007	498,660	88,509	587,169
2008	371,192	119,708	490,900
2009	377,355	62,316	439,671
2010	213,768	88,008	301,776
2011 and thereafter	2,331,978	241,779	2,573,757

Total	¥4,424,341	¥772,047	¥5,196,388

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

The Bank and certain domestic subsidiaries also have funded contributory defined benefit pension plans (private plans) which cover substantially all of their employees in Japan and provide for lifetime annuity payments commencing at age 65 based on eligible compensation at the time of severance, years of service and other factors. The Bank and certain domestic subsidiaries have Employees’ Pension Fund plans (“EPF”s), which are defined benefit pension plans established under the Japanese Welfare Pension Insurance Law (“JWPIL”). These plans are composed of (a) substitutional portion based on the pay-related part of the old-age pension benefits prescribed by JWPIL (similar to social security benefits in the United States) and (b) a corporate portion based on a contributory defined benefit pension arrangement established at the discretion of each subsidiary. The Bank and

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

certain domestic subsidiaries with an EPF and their employees are exempted from contributions to Japanese Pension Insurance (“JPI”) that would otherwise be required if they had not elected to fund the substitutional portion of the benefit through an EPF arrangement. The EPF, in turn, pays both the corporate and substitutional pension benefits to retired beneficiaries out of its plan assets. Benefits of the substitutional portion are based on a standard remuneration schedule as determined by the JWPIL, but the benefits of the corporate portion are based on a formula determined by each employer/EPF. Pension benefits and plan assets applicable to the substitutional portion are included with the corporate portion of the Bank and certain domestic subsidiaries in the determination of net periodic costs and funded status.

In June 2001, the JWPIL was amended to permit each employer/EPF to separate the substitutional portion from its EPF and transfer the obligation and related assets to the government. The separation process occurs in several phases.

In June 2003, The Bank submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved in August 2003. In August 2004, the Bank made another application for transfer to the government of the remaining substitutional portion and the application was approved in November 2004. The substitutional obligation and related plan assets were transferred to a government agency in March 2005 and the Bank was released from paying the substitutional portion of the benefits to its employees.

The completion of the transfer to the Japanese Government of the substitutional portion of the employee pension plan constituted a settlement of such plan. However, since there remains a defined benefit plan and the settlement occurred subsequent to December 31, 2004 (the measurement date of such plan), the impact of the transfer/settlement of a pre-tax income of ¥36.1 billion will be recognized in the fiscal year ending March 31, 2006.

The effect of the settlement of the substitutional portion of the EPF calculated pursuant to the guidance in EITF 03-2 is as follows:

(in billions)

Subsidy (representing the difference between the accumulated benefit obligation over the fair value of the related assets)	¥108.5
Settlement loss recognized for proportionate amount of net unrecognized loss related to the entire EPF	(73.6)
Effect of the reversal of future salary progression	1.2

Net settlement gain	¥36.1

The Bank also has closed Tax-Qualified Pension Plans (“closed TQPPs”), funded non-contributory defined benefit pension plans, providing benefits to certain retired employees, excluding directors, in Japan, based on eligible compensation at the time of severance, years of service and other factors. The Bank’s plan covers retired employees whose service period with the Bank was 5 years or more, and provides for lifetime or certain limited period annuity payments commencing at age 60.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net periodic cost of the severance indemnities and pension plans for the fiscal years ended March 31, 2003, 2004 and 2005 included the following components:

	2003	2004	2005
	(in millions)
Service cost—benefits earned during the fiscal year	¥18,368	¥17,962	¥14,845
Interest costs on projected benefit obligation	18,055	14,740	15,999
Expected return on plan assets	(21,906)	(13,273)	(14,934)
Amortization of unrecognized net obligation at transition	1,991	1,993	548
Amortization of unrecognized prior service cost	2,312	(795)	(795)
Amortization of net actuarial loss	17,729	26,941	19,861
Loss on settlements	5,121	4,237	3,019

Net periodic benefit cost	¥41,670	¥51,805	¥38,543

Weighted-average assumptions used:
Discount rates in determining expense	2.50%	1.87%	2.07%
Discount rates in determining benefit obligation	1.87	2.07	2.18
Rates of increase in future compensation level for determining expense	2.42	2.33	2.56
Rates of increase in future compensation level for determining benefit obligation	2.33	2.56	2.68
Expected rates of return on plan assets	4.14	2.53	2.56

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2004 and 2005 for the plans of the Bank and certain domestic subsidiaries. The Bank and some of its domestic subsidiaries have measured plan assets and benefit obligations at December 31 each fiscal year for the purpose of financial statements. Accordingly, funded status and amounts recognized in the table below shows the combined amounts of those presented in the consolidated financial statements of these subsidiaries.

	2004			2005
	Severance indemnities plans and non- contributory pension plans	Contributory pension plans	Total	Severance indemnities plans and non- contributory pension plans	Contributory pension plans	Total
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥140,531	¥656,009	¥796,540	¥139,141	¥646,291	¥785,432
Service cost	7,310	10,652	17,962	6,879	7,966	14,845
Interest cost	2,343	12,397	14,740	2,650	13,349	15,999
Plan participants’ contributions	—	1,864	1,864	—	857	857
Divestitures	(37)	—	(37)	—	—	—
Actuarial loss (gain)	3,606	(17,453)	(13,847)	1,114	17,076	18,190
Benefits paid	(2,953)	(17,178)	(20,131)	(2,594)	(17,981)	(20,575)
Lump-sum payment	(11,659)	—	(11,659)	(10,391)	—	(10,391)

Benefit obligation at end of fiscal year	139,141	646,291	785,432	136,799	667,558	804,357

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	62,703	441,801	504,504	74,772	496,499	571,271
Actual return on plan assets	11,124	41,246	52,370	5,706	23,549	29,255
Divestitures	(24)	—	(24)	—	—	—
Employer contributions	3,922	28,766	32,688	3,938	19,654	23,592
Plan participants’ contributions	—	1,864	1,864	—	857	857
Benefits paid	(2,953)	(17,178)	(20,131)	(2,594)	(17,981)	(20,575)

Fair value of plan assets at end of fiscal year	74,772	496,499	571,271	81,822	522,578	604,400

Projected benefit obligation in excess of plan assets at end of fiscal year	(64,369)	(149,792)	(214,161)	(54,977)	(144,980)	(199,957)
Contributions to or benefits paid from plan assets during the three months ended March 31, 2004 and 2005	3,824	5,134	8,958	3,035	2,675	5,710
Unrecognized net actuarial loss	44,501	256,272	300,773	35,083	246,681	281,764
Unrecognized prior service cost	(2,138)	(22,533)	(24,671)	(2,032)	(21,843)	(23,875)
Unrecognized net (asset) obligation at transition	(381)	1,772	1,391	(67)	916	849

Net amount recognized	¥(18,563)	¥90,853	¥72,290	¥(18,958)	¥83,449	¥64,491

Amounts recognized in the balance sheets:
Prepaid pension cost	¥247	¥—	¥247	¥307	¥—	¥307
Accrued pension liability	(47,853)	(124,404)	(172,257)	(38,730)	(119,780)	(158,510)
Intangible assets	998	1,772	2,770	816	916	1,732
Accumulated other changes in equity from nonowner sources	28,045	213,485	241,530	18,649	202,313	220,962

Net amount recognized	¥(18,563)	¥90,853	¥72,290	¥(18,958)	¥83,449	¥64,491

Note:	The aggregated accumulated benefit obligations of these plans were ¥752,486 million and ¥768,620 million, respectively, at March 31, 2004 and 2005. The Bank and certain domestic subsidiaries have no plans with assets in excess of accumulated benefit obligations. The severance indemnities plans generally employ a multi-variable, non-linear formula based upon compensation at the time of severance, rank and years of service. Employees with service in excess of one year are qualified to receive lump-sum severance indemnities.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Asset allocation

The Bank’s contributory pension plan asset allocations at December 31, 2003 and 2004, by asset category were as follows:

	Contributory pension plan assets at December 31,
Asset Category	2003	2004
EPF assets	88.90%	88.52%
Fund for corporate portion	68.98	70.38
Japanese equity securities	18.51	18.86
Japanese debt securities	27.71	28.61
General account of life insurance companies*	11.12	11.06
Non-Japanese equity securities	5.92	6.66
Non-Japanese debt securities	5.48	4.96
Short-term assets	0.24	0.23
Fund for substitutional portion	19.92	18.14
Japanese short-term monetary assets**	6.06	18.14
General account of life insurance companies*	13.86	—
Assets retained in employee retirement benefit trust	11.10	11.48
Japanese equity securities	11.10	11.48

	100.00%	100.00%

Notes:

*	“General account of life insurance companies” is a contract with life insurance companies that guarantees a return of approximately 0.96% (from April 2004 to March 2005), which is mainly invested in assets with low market risk such as Japanese debt securities. In terms of pension plan asset allocation, the Bank regards the general account in the same category as Japanese debt securities, because it is generally believed that there is a high degree of correlation between their performances. The Bank carefully monitors life insurance companies by credit rating and other assessments.
**	Includes bank deposit for benefit payments at December 31, 2004.

Japanese equity securities include MTFG and the Group’s common stock in the amounts of ¥1,330 million (0.27% of contributory pension plan assets) and ¥1,436 million (0.27% of contributory pension plan assets) at December 31, 2003 and 2004, respectively.

Japanese debt securities include the Group’s debt securities in the amounts of ¥617 million (0.12% of contributory pension plan assets) and ¥220 million (0.04% of contributory pension plan assets) at December 31, 2003 and 2004, respectively.

The assets of the contributory pension plan assets consisted of EPF and an employee retirement benefit trust. The process of transferring to the Japanese Government the substitutional portion of EPF liabilities, and the assets were planned to be delivered to the Employees’ Pension Insurance were still ongoing at December 31, 2004. Accordingly, the assets related to the substitutional portion (referred to above as “fund for substitutional portion”) were presented separately from the assets related to the corporate portion (referred to above as “fund for corporate portion”).

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The asset allocations of the Bank and certain domestic subsidiaries in severance indemnities plans and non-contributory pension plans are as follows:

Asset category	Asset ratio at December 31,
	2003	2004
Equity securities	74.23%	74.60%
Debt securities	18.26	17.20
Others	7.51	8.20

Total	100.00%	100.00%

Note: The Bank’s severance indemnities plan assets are an employee retirement benefit trust invested in Japanese   equity securities.

Investment policies

The Bank’s target asset allocation for funds for the corporate portion in contributory pension plans, which is the EPF funds not including the funds for the substitutional portion, is as follows:

Asset category	Target asset allocation
Japanese equity securities	21.0%
Japanese debt securities	57.0
Non-Japanese equity securities	15.0
Non-Japanese debt securities	7.0

Total	100.0%

The Bank regards that the purpose of contributory pension plan investments is to achieve assured benefits and stable contributions through proper risk control and return maximization. The Bank attaches a great deal of importance to the long-term performance of its contributory pension plan investments to achieve assured benefits. The Bank fixes the long-term asset allocation, which will be maintained for approximately five years, for efficient long-term investment return. The long-term asset allocation is based on optimal portfolios, which are estimated by expected return and risk according to each asset class, while considering the Bank’s risk tolerance.

As a general rule, the Bank reviews its investment policies approximately every five years. Additionally, a review is made in the following situations: large fluctuations in pension plan liabilities caused by modifications of pension plans, or changes in the market environment. The Bank carefully examines investment in alternative assets, such as derivatives or hedge funds, while considering the Bank’s investment administration structure. The Bank controls risk on its pension plan portfolio by standard deviation analysis. Additionally, the Bank requires and checks that investment companies tracks errors in each asset class within a designated range.

The bank regards that the purpose of employee retirement benefit trust investment is to achieve assured benefits by contribution of assets to the trust. Employee retirement benefit trust assets are invested in Japanese equity securities. This asset allocation will be held for the mid-term, but it is undecided whether it will be held in the long term.

The Bank’s severance indemnities plan consists of an employee retirement benefit trust. The trust’s purpose and basic policy is described above. The Bank’s TQPPs has closed and there are no more new beneficiaries. Therefore, to achieve assured benefit, the fund is invested in assets with low market risk.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Basis and procedure for estimating long-term return of each asset class

The expected long-term return on the fund for the corporate portion of the contributory pension plan is 3.7% for each asset class. The expected rate of return for each asset class is based on long-term prospects for the economy, historical performance, market environment, and some other factors. The expected rate of return on the fund for the substitutional portion of the contributory pension plan is estimated as 0.28% based on historical performance.

The expected rate of return on the employee retirement benefit trust is estimated as 0.95% based on the expected dividend yield on Japanese equity securities. Expected capital return is not taken into account, because the long-term asset allocation is undecided.

The Bank’s severance indemnities plan consists of an employee retirement benefit trust. The trust’s expected return is as described above.

Expected rate of return on closed TQPPs is estimated as 2.46% based on the performance over the last three fiscal years.

Cash flows

The Bank and certain domestic subsidiaries expect to contribute approximately ¥14.4 billion to pension plans in the fiscal year ending March 31, 2006 based upon their current funded status and expected asset return assumptions.

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the years indicated:

Expected benefits
(in millions)
Fiscal year ending March 31:
2006	¥25,054
2007	25,572
2008	26,573
2009	27,335
2010	28,077
Thereafter (2011-2015)	152,006

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with the provisions of SFAS No. 87, the Group has recorded an additional minimum liability representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liabilities previously recorded. A corresponding amount is recognized as an intangible asset to the extent of unrecognized net obligation at transition and prior service costs, with the remaining balance recorded as a separate reduction of shareholder’s equity, net of income taxes.

In accordance with the Bank’s and certain domestic subsidiaries’ employment practices, certain early-terminated employees are entitled to special lump-sum termination benefits. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2003, 2004 and 2005 were ¥11,035 million, ¥8,902 million and ¥6,433 million, respectively.

In accordance with amendments to the relevant welfare pension legislation, the Bank amended its contributory defined benefit pension plans to change the age of commencement of lifetime annuity payments from 60 to 65 in January 2002, which was reflected in the consolidated financial statements for the fiscal year ended March 31, 2003 because of the Bank’s measurement date of December 31, 2001. Furthermore, in November 2002, the Bank amended its pension plan to reduce employee pension benefits by amounts ranging from 7% to 20%, which will be payable to employees who retire on or after April 1, 2003. The effect of the negative amendments was a decrease of ¥44,027 million of the projected benefit obligation. Mitsubishi Securities, one of the Bank’s securities subsidiaries, amended its pension plan to change the lifetime annuity payments to limited period annuity payments. The amendment resulted in a decrease of ¥3,447 million in the projected benefit obligation.

Foreign Offices and Subsidiaries

Foreign offices and subsidiaries also have defined contribution plans and/or defined benefit plans. The cost of such plans charged to operations for the fiscal years ended March 31, 2003, 2004 and 2005 were ¥6,812 million, ¥7,728 million and ¥8,673 million, respectively, including ¥3,255 million, ¥3,404 million and ¥3,265 million, respectively, for defined contribution plans.

Foreign offices and subsidiaries have postemployment and/or postretirement plans for eligible employees and retirees. The costs charged to operations for the fiscal years ended March 31, 2003, 2004 and 2005 were ¥1,906 million, ¥3,115 million and ¥2,371 million, respectively.

Certain of the Bank’s subsidiaries in the United States of America maintain employees’ retirement plans, which are qualified retirement plans covering substantially all of the employees of such subsidiaries. The plans are non-contributory defined benefit plans, which provide benefit upon retirement based on years of service and average compensation. The plans are funded on a current basis in compliance with the requirement of the Employee Retirement Income Security Act of the United States of America. These subsidiaries also provide certain post employment benefits and postretirement benefits other than pensions for employees. Plan assets are generally invested in U.S. government securities, corporate bonds and mutual funds.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The net periodic cost of the employees’ retirement and other benefit plans of certain offices and subsidiaries in the United States of America for the fiscal years ended March 31, 2003, 2004 and 2005 include the following components:

	2003	2004	2005
	(in millions)
Service cost—benefits earned during the fiscal year	¥4,492	¥5,060	¥5,321
Interest costs on projected benefit obligation	7,550	7,567	7,465
Expected return on plan assets	(9,167)	(9,769)	(10,626)
Amortization of unrecognized net obligation at transition	455	307	292
Amortization of unrecognized prior service cost	(31)	(89)	1
Amortization of net actuarial loss	722	1,866	2,468

Net periodic benefit cost	¥4,021	¥4,942	¥4,921

Weighted-average assumptions used:
Discount rates in determining expense	7.30%	6.79%	6.23%
Discount rates in determining benefit obligation	6.79	6.23	5.77
Rates of increase in future compensation level for determining expense	4.89	4.90	5.03
Rates of increase in future compensation level for determining benefit obligation	4.90	5.03	4.48
Expected rates of return on plan assets	8.35	8.24	8.27

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2004 and 2005 for the employees’ retirement and other benefit plans of certain offices and subsidiaries in the United States of America:

	2004	2005
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥119,451	¥120,452
Service cost	5,060	5,321
Interest cost	7,567	7,465
Plan participants’ contributions	228	265
Amendments	(682)	(339)
Actuarial loss	7,774	9,965
Benefits paid	(4,983)	(4,909)
Translation adjustments	(13,963)	(3,560)

Benefit obligation at end of fiscal year	120,452	134,660

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	96,448	115,483
Actual return on plan assets	21,741	13,737
Employer contributions	14,755	13,029
Plan participants’ contributions	228	265
Benefits paid	(4,925)	(4,909)
Translation adjustments	(12,764)	(3,746)

Fair value of plan assets at end of fiscal year	115,483	133,859

Projected benefit obligation in excess of plan assets at end of fiscal year	(4,969)	(801)
Unrecognized net actuarial loss	36,826	40,187
Unrecognized prior service cost	(412)	(316)
Unrecognized net obligation at transition	2,599	1,771

Net amount recognized	¥34,044	¥40,841

Amounts recognized in the balance sheets:
Prepaid pension cost	¥37,147	¥44,318
Accrued pension liability	(3,559)	(3,917)
Intangible assets	6	90
Accumulated other changes in equity from nonowner sources	450	350

Net amount recognized	¥34,044	¥40,841

Note:	The aggregated accumulated benefit obligations of these plans were ¥85,151 million and ¥104,405 million, respectively, at March 31, 2004 and 2005.

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans of certain offices and subsidiaries in the United States of America with accumulated benefit obligations in excess of plan assets were ¥2,627 million, ¥2,435 million and ¥1,124 million, respectively at March 31, 2004 and ¥9,179 million, ¥8,745 million and ¥6,286 million, respectively at March 31, 2005.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Asset allocation

The asset allocations of certain offices and subsidiaries in the United States of America in severance indemnities plans, contributory pension plans and non-contributory pension plans are as follows:

	Asset ratio at December 31,
Asset category	2003	2004
Equity securities	68.25%	71.20%
Debt securities	29.19	28.43
Others	2.56	0.37

Total	100.00%	100.00%

Investment policies

Target asset allocation for funds of certain offices and subsidiaries in the United States of America is as follows:

Asset category	Target asset allocation
Equity securities	69.1%
Debt securities	30.9

Total	100.0%

The investment objective for pension plan of certain offices and subsidiaries in the United States of America is to optimize total return within reasonable and prudent levels of risk. The plan’s asset allocation strategy is the principal determinant in achieving expected investment returns on the plans’ assets. Actual asset allocations may fluctuate within acceptable ranges due to market value variability. If market fluctuations cause an asset class to fall outside of its strategic asset allocation range, the portfolio will be rebalanced as appropriate. Plan asset performance is compared against established indices and peer groups to evaluate whether the risk associated with the portfolio is appropriate for the level of return.

Basis and procedure for estimating long-term return of each asset class

Certain offices and subsidiaries in the United States of America periodically reconsider the expected long-term rate of return for plan assets. They evaluate the investment return volatility of different asset classes and compare the liability structure of their plan to those of other companies, while considering their funding policy to maintain a funded status sufficient to meet participants’ benefit obligations, and reducing long-term funding requirements and pension costs. Based on this information, certain offices and subsidiaries in the United States of America update adopting an expected long-term rate of return.

Cash flows

Certain offices and subsidiaries in the United States of America expect to contribute approximately ¥14.8 billion to pension plans in the fiscal year ending March 31, 2006 based upon their current funded status and expected asset return assumptions.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the years indicated:

Expected benefits
(in millions)
Fiscal year ending March 31:
2006	¥6,066
2007	7,595
2008	8,290
2009	9,055
2010	10,540
Thereafter (2011-2015)	68,963

16.    OTHER ASSETS AND LIABILITIES

Major components of other assets and liabilities at March 31, 2004 and 2005 were as follows:

	2004	2005
	(in millions)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	¥260,701	¥510,449
Other	236,649	252,630
Investments in equity method investees	47,099	143,483
Non-interest-earning deposits with the Special Fund and the New Fund (See Note 5)	82,104	84,765
Other	1,065,329	1,027,427

Total	¥1,691,882	¥2,018,754

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	¥665,900	¥518,211
Other	423,254	484,117
Deferred tax liabilities	58,431	66,598
Allowance for off-balance-sheet credit instruments	97,039	60,260
Accrued pension liability	186,331	180,661
Minority interest	372,346	447,305
Guarantees and indemnifications	20,005	26,753
Accrued and other liabilities	576,662	644,071

Total	¥2,399,968	¥2,427,976

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in equity method investees include marketable equity securities carried at ¥7,341 million and ¥7,217 million, respectively, at March 31, 2004 and 2005. Corresponding aggregated market values were ¥27,987 million and ¥22,463 million, respectively.

17.    PREFERRED STOCK

By the Articles of Incorporation, the Bank is authorized to issue 100,000,000 shares of Class 1 Preferred Stock and 100,000,000 shares of Class 2 Preferred Stock without par value.

All classes of preferred stock are non-voting and have equal preference with Bank’s common stock for the payment of dividends and the distribution of assets in the event of a liquidation or dissolution of the Bank. They are all non-cumulative and non-participating with respect to dividend payments. Shareholder of Class 1 and Class 2 Preferred Stock receive a liquidation distribution at ¥3,000 and ¥2,500 per share, respectively, and do not have the right to participate in any further liquidation distributions.

Class 1 Preferred Stock

Class 1 Preferred Stock is redeemable at the option of the Bank. At the time of issuance, the Board of Directors determines an issue price, an annual dividend (not to exceed ¥360 per share) and redemption terms, including a redemption price. Class 1 Preferred Stock does not have voting rights at any general meetings of shareholders, unless otherwise provided by applicable laws and regulations. Preferred dividends are set to be ¥82.5 per share annually, except that the preferred dividends on the Class 1 Preferred Stock for the fiscal year ended March 31, 1999 were ¥15.87 per share.

Class 2 Preferred Stock

On February 21, 2005, the Bank issued 100,000,000 shares of Class 2 Preferred Stock at ¥2,500 per share, the aggregate amount of the issue price being ¥250 billion. Class 2 Preferred Stock does not have voting rights at any general meetings of shareholders, unless otherwise provided by applicable laws and regulations. Preferred dividends are set to be ¥60.0 per share annually, except that the preferred dividends on the Class 2 Preferred Stock for the fiscal year ended March 31, 2005 were ¥6.42 per share.

18.    COMMON STOCK AND CAPITAL SURPLUS

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2003, 2004 and 2005 were as follows:

	2003	2004	2005
	(in thousands of shares)
Balance at beginning of fiscal year	4,675,456	5,019,470	5,019,470
Issuance of new shares of common stock	344,014	—	—

Balance at end of fiscal year	5,019,470	5,019,470	5,019,470

Under the Code, issuances of common stock, including conversions of bonds and notes, are required to be credited to the common stock account for at least 50% of the proceeds and to the legal capital surplus account (“legal capital surplus”) for the remaining amounts.

The Code permits Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a “stock split,” as defined in the Code (see Note 1). Also, the Code prior to April 1, 1991 permitted Japanese companies to issue free share distributions. The Bank from time to time made free share distributions. These free

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

distributions usually were from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such United States accounting practice to the cumulative free distributions made by the Bank at March 31, 2005, would have increased capital accounts by ¥1,748,080 million with a corresponding decrease in unappropriated retained earnings.

The Code permits, upon approval of the Board of Directors, the transfer of amounts from the legal capital surplus to the capital stock account.

The Code, as amended effective on October 1, 2001 (the “Code Amendments”) permits Japanese companies to effect purchases of their own shares pursuant to a resolution by the shareholders at an annual general meeting until the conclusion of the following ordinary general meeting of shareholders, and to hold such shares as its treasury shares indefinitely regardless of purpose. However, the Code requires the amount of treasury stock purchased be within the amount of retained earnings available for dividends. Disposition of treasury stock is subject to the approval of the Board of Directors and is to follow the procedures similar to a public offering of shares for subscription. Prior to the amendment, in principle, reacquisition of treasury shares was prohibited with the exception of reacquisition for retirement and certain limited purposes, as specified by the Code. Any treasury shares were required to be disposed of in the near term.

Parent Company Shares Held by the Group and Affiliated Companies

At March 31, 2005, the Group and affiliated companies owned shares of common stock of MTFG. Such shares are included in parent company’s stock in the accompanying consolidated balance sheets and deducted from shareholder’s equity. For the fiscal year ended March 31, 2003, the MTFG shares held by the Bank were written down for tax purposes. The tax consequence of such write-down was treated as a capital transaction and credited to capital surplus.

19.    RETAINED EARNINGS, LEGAL RESERVE AND DIVIDENDS

In addition to the Code, Japanese banks, including the Bank, are required to comply with the Banking Law of Japan (the “Banking Law”).

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

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the Banking Law

In line with the Code Amendments, on June 29, 2001, amendments to the Banking Law (the “Banking Law Amendments”) were promulgated and became effective on October 1, 2001. The Banking Law Amendments provide that an amount at least equal to 20% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each fiscal period shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as appropriation of retained earnings and the legal capital surplus equals 100% of stated capital as defined in the Code.

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

Unappropriated Retained Earnings and Dividends

Under the Code, the amount available for dividends is based on the amount recorded in the Bank’s general books of account maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). The adjustments included in the accompanying consolidated financial statements but not recorded in the Bank’s general books of account as explained in Note 1 have no effect on the determination of retained earnings available for dividends under the Code. In addition to the provision that requires an appropriation for legal reserve as described above, the Code and the Banking Law impose certain limitations on the amount available for dividends. Under the Banking Law, the Bank has to meet the minimum capital adequacy requirements and distributions of retained earnings of the Bank, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum 4.0% Tier I capital for capital adequacy purpose.

None of the retained earnings recorded in the Bank’s general books of account, prepared in accordance with Japanese GAAP, as of March 31, 2005 (¥811,315 million, exclusive of the amounts to be appropriated for legal reserves and gross unrealized gains on fair valuation of assets, as defined, if any), is restricted by such limitations under the Code or by the Banking Law as described above.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Annual dividends, including those for preferred stock, are approved by the shareholders at an annual general meeting held subsequent to the fiscal year to which the dividends are applicable. In addition, a semi-annual interim dividend payment may be made by resolution of the Board of Directors, subject to limitations imposed by the Code and the Banking Law.

In the accompanying consolidated statements of shareholder’s equity, dividends and appropriations to legal reserve shown for each fiscal year represent dividends approved and paid during the fiscal year and the related appropriation to legal reserve.

20.    REGULATORY CAPITAL REQUIREMENTS

Japan

The Bank is subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which it operates. Failure to meet minimum capital requirements will initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on the Bank’s consolidated financial statements.

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

Under the capital adequacy guidelines applicable to a Japanese banking institution with international operations conducted by foreign offices, the minimum target capital ratio of 8.0% is required. The capital adequacy guidelines adopt the approach of risk-weighted capital measure based on the framework developed and proposed by the Basel Committee on Banking Supervision of the Bank for International Settlements and involve quantitative credit measures of the assets and certain off-balance-sheet items as calculated under Japanese GAAP. Also, a banking institution engaged in certain qualified trading activities, as defined, is required to calculate an additional capital charge for market risk using either the institution’s own internal risk measurement model or a standardized process proposed and defined by the Bank for International Settlements. Capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. Tier I generally consists of shareholders’ equity (including common stock, preferred stock, capital surplus, minority interests and retained earnings) less any recorded goodwill. Tier II generally consists of general reserves for credit losses up to 1.25% of risk-weighted assets, 45% of the unrealized gains on investment securities available for sale, 45% of the land revaluation excess, the balance of perpetual subordinated debt and the balance of subordinated term debt with an original maturity of over five years subject to some limitations, up to 50% of Tier I capital. Preferred stocks are includable in Tier I capital unless the preferred stocks have a fixed maturity, in which case, such preferred stocks will be components of Tier II capital. Tier III capital generally consists of short-term subordinated debt with an original maturity of at least two years, subject to certain limitations. At least 50% of the minimum capital requirements must be maintained in the form of Tier I capital.

If a banking institution is not engaged in international operations conducted by foreign offices, it is subject to the other set of capital adequacy requirements with a minimum target capital ratio of 4.0%. Such guidelines

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The risk-adjusted capital amounts and ratios of the Bank presented in the following table are based on amounts calculated in accordance with Japanese GAAP as required by the FSA.

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Consolidated:
At March 31, 2004:
Total capital (to risk-weighted assets):	¥5,279,586	11.97%	¥3,527,511	8.00%
Tier I capital (to risk-weighted assets):	2,876,007	6.52	1,763,756	4.00
At March 31, 2005:
Total capital (to risk-weighted assets):	¥5,520,653	11.83%	¥3,733,030	8.00%
Tier I capital (to risk-weighted assets):	3,199,568	6.86	1,866,515	4.00
Stand-alone:
At March 31, 2004:
Total capital (to risk-weighted assets):	¥4,677,718	12.18%	¥3,070,027	8.00%
Tier I capital (to risk-weighted assets):	2,437,541	6.35	1,535,014	4.00
At March 31, 2005:
Total capital (to risk-weighted assets):	¥4,925,209	12.22%	¥3,224,668	8.00%
Tier I capital (to risk-weighted assets):	2,733,885	6.78	1,612,334	4.00

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

Management believes, as of March 31, 2005, that the Bank and other regulated securities subsidiaries meet all capital adequacy requirements to which they are subject.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

United States of America

In the United States of America, UNBC and its banking subsidiary Union Bank of California, N.A. (“UBOC”), the Bank’s largest subsidiaries operating outside Japan, are subject to various regulatory capital requirements administered by U.S. Federal banking agencies, including minimum capital requirements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, UNBC and UBOC must meet specific capital guidelines that involve quantitative measures of UNBC’s and UBOC’s assets, liabilities, and certain off-balance-sheet items as calculated under U.S. regulatory accounting practices. UNBC’s and UBOC’s capital amounts and UBOC’s prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require UNBC and UBOC to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to quarterly average assets (as defined).

UNBC’s and the UBOC’s actual capital amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
UNBC:
At December 31, 2003:
Total capital (to risk-weighted assets)	$4,684	14.14%	$2,651	8.00%
Tier I capital (to risk-weighted assets)	3,748	11.31	1,325	4.00
Tier I capital (to quarterly average assets)	3,748	9.03	1,660	4.00
At December 31, 2004:
Total capital (to risk-weighted assets)	$4,786	12.17%	$3,146	8.00%
Tier I capital (to risk-weighted assets)	3,818	9.71	1,573	4.00
Tier I capital (to quarterly average assets)	3,818	8.09	1,887	4.00

	Actual		For capital adequacy purposes		Ratios OCC requires to be “well capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
UBOC:
At December 31, 2003:
Total capital (to risk-weighted assets)	$3,863	11.88%	$2,602	8.00%	$3,253	10.00%
Tier I capital (to risk-weighted assets)	3,396	10.44	1,301	4.00	1,952	6.00
Tier I capital (to quarterly average assets)	3,396	8.30	1,637	4.00	2,046	5.00
At December 31, 2004:
Total capital (to risk-weighted assets)	$4,091	10.57%	$3,097	8.00%	$3,871	10.00%
Tier I capital (to risk-weighted assets)	3,598	9.29	1,548	4.00	2,323	6.00
Tier I capital (to quarterly average assets)	3,598	7.72	1,864	4.00	2,329	5.00

Management believes, as of December 31, 2004, that UNBC and UBOC met all capital adequacy requirements to which they are subject.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2004, the most recent notification from the U.S. Office of the Comptroller of the Currency (“OCC”) categorized UBOC as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” UBOC must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed UBOC’s category.

21.    EARNINGS PER COMMON SHARE

Reconciliations of net income and weighted average number of common shares outstanding used for the computation of basic earnings per common share to the adjusted amounts for the computation of diluted earnings per common share for the fiscal years ended March 31, 2003, 2004 and 2005 were as follows:

	2003	2004	2005
	(in millions)
Income (Numerator):
Income from continuing operations before cumulative effect of a change in accounting principle	¥239,140	¥538,186	¥288,085
Income (loss) from discontinued operations	10,370	(585)	—
Cumulative effect of a change in accounting principle	(532)	—	(977)

Net income	248,978	537,601	287,108
Income allocable to a preferred shareholder	(3,358)	(10,073)	(6,716)

Income available to a common shareholder	245,620	527,528	280,392

Effect of dilutive securities:
3% Exchangeable Guaranteed Notes redeemed on November 30, 2002	(10,997)	—	—
Convertible debt—Mitsubishi Securities	—	(877)	(391)
Stock options—Mitsubishi Securities	—	(7)	(5)
Stock options—UNBC	—	(554)	(894)

Income available to a common shareholder and assumed conversions	¥234,623	¥526,090	¥279,102

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2003	2004	2005
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	4,679,226	5,019,470	5,019,470
Effect of dilutive securities:
3% Exchangeable Guaranteed Notes redeemed on November 30, 2002	98,133	—	—

Weighted average common shares for diluted computation	4,777,359	5,019,470	5,019,470

	2003	2004	2005
	(in yen)
Amounts per share:
Basic earnings per common share:
Income from continuing operations available to a common shareholder before cumulative effect of a change in accounting principle	¥50.39	¥105.22	¥56.06
Income (loss) from discontinued operations	2.22	(0.12)	—

Income available to a common shareholder before cumulative effect of a change in accounting principle	52.61	105.10	56.06
Cumulative effect of a change in accounting principle	(0.12)	—	(0.19)

Net income available to a common shareholder	¥52.49	¥105.10	¥55.87

Diluted earnings per common share:
Income from continuing operations available to a common shareholder before cumulative effect of a change in accounting principle	¥47.05	¥104.93	¥55.80
Income (loss) from discontinued operations	2.17	(0.12)	—

Income available to a common shareholder before cumulative effect of a change in accounting principle	49.22	104.81	55.80
Cumulative effect of a change in accounting principle	(0.11)	—	(0.19)

Net income available to a common shareholder	¥49.11	¥104.81	¥55.61

For the fiscal year ended March 31, 2003, 3% Exchangeable Guaranteed Notes due 2002 that had been redeemed in November 2002 were included in the computation of diluted earnings per common share. For the fiscal year ended March 31, 2004, convertible securities and stock options issued by the subsidiaries that could potentially dilute earnings per common share in the future were included in the computation of diluted earnings per common share. The convertible securities are 1 1/4% Convertible Bonds due 2013 and  1/4% Convertible Bonds due 2014 issued by Mitsubishi Securities. The stock options are based on the stock-based compensation plans of Mitsubishi Securities and UNBC. For the fiscal year ended March 31, 2005, convertible securities and stock options issued by the subsidiaries that could potentially dilute earnings per common share in the future were included in the computation of diluted earnings per common share. The convertible securities are  1/4% Convertible Bonds due 2014 issued by Mitsubishi Securities. The stock options are based on the stock-based compensation plans of Mitsubishi Securities and UNBC.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22.    DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses various derivative financial instruments both for trading purposes and for purposes other than trading (primarily risk management purposes) in the normal course of business to meet the financial needs of its customers, as a source of revenue and to manage its exposures to a variety of risks. The Group is a party to derivatives, including swaps, forwards, options and other types of derivatives, dealing primarily with market risk associated with interest rate, foreign currency, equity and commodity prices, and credit risk associated with counterparty’s nonperformance of transactions.

Market risk is the possibility that future changes in market indices make the financial instruments less valuable. Credit risk is the possibility that a loss may result from a counterparty’s failure to perform according to the terms and conditions of the contract, which may exceed the value of underlying collateral. To reduce credit risk, the Group may require collateral or guaranties based on a case-by-case assessment of creditworthiness of each customer and evaluation of the instrument. The Group also uses master netting agreements in order to mitigate overall counterparty credit risk.

Trading Activities

The Group’s trading activities include dealing and other activities measured at fair value with gains and losses recognized currently in earnings. As part of its trading activities, the Group offers a variety of derivative financial instruments and debt instruments for managing interest rate and foreign exchange risk to its domestic and foreign corporate and financial institution customers. The Group also enters into other types of derivative transactions, including equity and credit-related contracts, for its own account.

Risk Management Activities

As part of risk management activities, the Group uses certain derivative financial instruments to manage its interest rate and currency exposures. The Group maintains an overall interest rate risk management strategy that incorporates the use of interest rate contracts to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The Group’s goal is to manage interest rate sensitivity so that movements in interest rates do not adversely affect net interest income. As a result of interest rate fluctuations, hedged fixed-rate assets and liabilities appreciate or depreciate in market value. Gains or losses on the derivative instruments that are linked to the hedged fixed-rate assets and liabilities are expected to substantially offset this unrealized appreciation or depreciation. Interest income and interest expense on hedged variable-rate assets and liabilities, respectively, increase or decrease as a result of interest rate fluctuations. Gains and losses on the derivative instruments that are linked to these hedged assets and liabilities are expected to substantially offset this variability in earnings.

The Group enters into interest rate swaps and other contracts as part of its interest rate risk management strategy primarily to alter the interest rate sensitivity of its loans, investment securities and deposit liabilities. The Group’s principal objectives in risk management include asset and liability management. Asset and liability management is viewed as one of the methods for the Group to manage its interest rate exposures on interest-bearing assets and liabilities. Interest rate contracts, which are generally non-leveraged generic interest rate and basis swaps, options and futures, allow the Group to effectively manage its interest rate risk position. Option contracts primarily consist of caps, floors, swaptions and options on index futures. Futures contracts used for asset and liability management activities are primarily index futures providing for cash payments based upon the movement of an underlying rate index. The Group enters into forward exchange contracts, currency swaps and other contracts in response to currency exposures resulting from on-balance-sheet assets and liabilities denominated in foreign currencies in order to limit the net foreign exchange position by currency to an appropriate level.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The risk management activities reduce the Group’s risk exposures economically, however, derivatives used for the risk management activities often fail to meet certain conditions to qualify for hedge accounting and the Group accounts for such derivatives as trading positions.

For the fiscal years ended March 31, 2004 and 2005, except for derivative transactions conducted by certain foreign subsidiaries, the Group accounted for derivatives held for risk management purposes as trading positions and measured them at fair value.

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

UNBC

Derivative positions are integral components of the UNBC’s designated asset and liability management activities. UNBC uses interest rate derivatives to manage the sensitivity of the UNBC’s net interest income to changes in interest rates. These instruments are used to manage interest rate risk relating to specified groups of assets and liabilities, primarily LIBOR-based commercial loans, certificates of deposit, medium-term notes and subordinated debt.

Cash Flow Hedges—Hedging Strategies for Variable Rate Loans and Certificates of Deposit

UNBC engages in several types of cash flow hedging strategies for which the hedged transactions are forecasted future loan interest payments, and the hedged risk is the variability in those payments due to changes in the designated benchmark rate, e.g., U.S. dollar LIBOR. In these strategies, the hedging instruments are matched with groups of variable rate loans such that the tenor of the variable rate loans and that of the hedging instrument are identical. Cash flow hedging strategies include the utilization of purchased floor, cap, corridor options and interest rate swaps. At December 31, 2004, the weighted average remaining life of the currently active (excluding any forward positions) cash flow hedges was approximately 1.3 years.

UNBC uses purchased interest rate floors to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Payments received under the floor contract offset the decline in loan interest income caused by the relevant LIBOR index falling below the floor’s strike rate.

UNBC uses interest rate floor corridors to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Net payments to be received under the floor corridor contracts offset the decline in loan interest income caused by the relevant LIBOR index falling below the corridor’s upper strike rate, but only to the extent the index falls to the lower strike rate. The corridor will not provide protection from declines in the relevant LIBOR index to the extent it falls below the corridor’s lower strike rate.

UNBC uses interest rate collars to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Net payments to be received under the collar contract offset the decline in loan interest income caused by the relevant LIBOR index falling below the collar’s floor strike rate while net payments to be paid will reduce the increase in loan interest income caused by the LIBOR index rising above the collar’s cap strike rate.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

UNBC uses interest rate swaps to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Payments to be received (or paid) under the swap contract will offset the fluctuations in loan interest income caused by changes in the relevant LIBOR index. As such, these instruments hedge all fluctuations in the loans’ interest income caused by changes in the relevant LIBOR index.

UNBC uses purchased interest rate caps to hedge the variable interest cash flows associated with the forecasted issuance and rollover of short-term, fixed rate, negotiable certificates of deposit (“CD”). In these hedging relationships, UNBC hedges the LIBOR component of the CD rates, which is either 3-month LIBOR or 6-month LIBOR, based on the CDs’ original term to maturity, which reflects their repricing frequency. Net payments to be received under the cap contract offset the increase in interest expense caused by the relevant LIBOR index rising above the cap’s strike rate.

UNBC uses interest rate cap corridors to hedge the variable cash flows associated with the forecasted issuance and rollover of short-term, fixed rate, negotiable CDs. In these hedging relationships, UNBC hedges the LIBOR component of the CD rates, either 1-month LIBOR, 3-month LIBOR, or 6-month LIBOR, based on the original term to maturity of the CDs, which reflects their repricing frequency. Net payments to be received under the cap corridor contract offset the increase in deposit interest expense caused by the relevant LIBOR index rising above the corridor’s lower strike rate, but only to the extent the index rises to the upper strike rate. The corridor will not provide protection from increases in the relevant LIBOR index to the extent it rises above the corridor’s upper strike rate.

Hedging transactions are structured at inception so that the notional amounts of the hedge are matched with an equal principal amount of loans or CDs, the index and repricing frequencies of the hedge matches those of the loans or CDs, and the period in which the designated hedged cash flows occurs is equal to the term of the hedge. As such, most of the ineffectiveness in the hedging relationship results from the mismatch between the timing of reset dates on the hedge versus those of the loans or CDs. In 2004, UNBC recognized a net loss of $1.8 million due to ineffectiveness, which is recognized in Non-interest expense, compared to a net gain of $0.9 million in 2003.

For cash flow hedges, based upon amounts included in accumulated other comprehensive income at March 31, 2005, the Group expects to realize approximately ¥1.4 billion in net interest income for the fiscal year ending March 31 2006. This amount could differ from amounts actually realized due to changes in interest rates and the addition of other hedges subsequent to March 31, 2005.

Fair Value Hedges—Hedging Strategy for “MarketPath” Certificates of Deposit

UNBC engages in a hedging strategy in which interest bearing CDs issued to customers, which are tied to the changes in the Standard and Poor’s 500 index, are exchanged for a fixed rate of interest. UNBC accounts for the embedded derivative in the CDs at fair value. A total return swap that encompasses the value of a series of options that had individually hedged each CD is valued at fair value and any ineffectiveness resulting from the hedge and the hedged item are recognized in Non-interest expense.

Hedging Strategy for UNBC—Junior Subordinated Debt Payable to Subsidiary Grantor Trust (Trust Notes)

On February 19, 2004, UNBC terminated its fair value hedge and called its Trust Notes. Prior to this date, UNBC engaged in an interest rate hedging strategy in which an interest rate swap was associated with a specific interest bearing liability, UNBC’s Trust Notes, in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigated the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, U.S. dollar LIBOR. The fair value hedging transaction was structured at

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

inception so that the notional amount of the swap matched an associated principal amount of the Trust Notes. The interest payment dates, the expiration date, and the embedded call option of the swap matched those of the Trust Notes. The ineffectiveness on the fair value hedges in 2004 was a net gain of $1.6 million, realized upon the termination of the swap on February 19, 2004, compared to a net gain of less than $0.1 million in 2003.

23.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE-SHEET INSTRUMENTS

Obligations under Guarantees

The Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, liquidity facilities, other off-balance-sheet credit-related supports and similar instruments, in order to meet the customers’ financial and business needs. The table below summarizes the contractual or notional amounts with regard to obligations under guarantees and similar arrangements at March 31, 2004 and 2005. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate such maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.

The Group mitigates credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real properties based on management’s credit assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the borrower fails to fulfill its obligations. The following table includes unfunded commitments of ¥116.3 billion and ¥137.5 billion, respectively, at March 31, 2004 and 2005, which are participated out to third parties. The contractual or notional amounts summarized in the following table may not necessarily bear any direct relationship to the future actual credit exposure, primarily because of those risk management techniques.

At March 31, 2004	Maximum potential/ Contractual or Notional amount	Amount by expiration period
		Less than 1 year	1-2 years	2-3 years	3-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥2,561	¥1,043	¥198	¥159	¥252	¥909
Performance guarantees	1,192	654	199	128	126	85
Liquidity facilities	555	555	—	—	—	—
Derivative instruments	20,731	16,135	1,339	1,121	1,557	579
Other	309	309	—	—	—	—

Total	¥25,348	¥18,696	¥1,736	¥1,408	¥1,935	¥1,573

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2005	Maximum potential/ Contractual or Notional amount	Amount by expiration period
		Less than 1 year	1-2 years	2-3 years	3-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥3,754	¥928	¥659	¥257	¥686	¥1,224
Performance guarantees	1,353	264	564	191	203	131
Derivative instruments	15,983	9,598	2,212	1,803	1,497	873
Other	512	512	—	—	—	—

Total	¥21,602	¥11,302	¥3,435	¥2,251	¥2,386	¥2,228

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

Performance guarantees are the contracts that contingently require the Group to make payments to the guaranteed party based on another party’s failure to perform under an obligating agreement, except financial obligation. For example, performance guarantees include guarantees of completion of construction projects.

Liquidity facilities may include a provision of guarantees of collection of contractual cash flows under an asset securitization structure, involving variable interest entities. Such guarantee provisions protect the beneficiary of an asset securitization from negative returns relating to shortfalls of cash collections on the underlying assets held by the securitization vehicle. See Note 24 for additional information on the Group’s operations regarding variable interest entities.

Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in FIN No. 45 include certain written options and credit default swaps. In order for the Group to determine if those derivative instruments meet the definition of guarantees as prescribed in FIN No. 45, the Group has to track whether the counterparties are actually exposed to the losses that will result from the adverse change in the underlyings. Accordingly, the Group has disclosed information on all credit default swaps and certain written options for which there is a possibility of meeting the definition of guarantees as prescribed in FIN No. 45, regardless of whether the counterparties have assets or liabilities related to the underlyings of the derivatives.

Other includes contingent consideration agreements and security lending indemnifications. Contingent consideration agreements provide guarantees on additional payments to acquired insurance agencies’ shareholders based on the agencies’ future performance in excess of established revenue and/or earnings before interest, taxes, depreciation and amortization thresholds. Security lending indemnifications are the indemnifications for institutional customers of securities lending transactions against counterparty default. All lending transactions are collateralized, primarily by cash.

Carrying amount

At March 31, 2004 and 2005, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥233,257 million and ¥213,100 million, respectively, which are included in Other liabilities and Trading account liabilities. In addition, Other liabilities also include an allowance for off-balance-sheet instruments of ¥73,092 million and ¥39,744 million, respectively, related to these transactions.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Off-Balance-Sheet Instruments

In addition to obligations under guarantees set forth above, the Group issues other off-balance-sheet instruments for purposes other than trading. Such off-balance-sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the Group provides to meet the financing needs of its customers. Once the Group issues these financial instruments, the Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31, 2005, approximately 65% of these commitments will expire within one year, 29% from one year to five years and 6% after five years. The table below summarizes the contractual amounts with regard to these commitments at March 31, 2004 and 2005.

	2004	2005
	(in billions)
Commitments to extend credit	¥22,857	¥24,601
Commercial letters of credit	377	458
Resale and repurchase agreements	206	372
Commitments to make investments	39	15

Commitments to extend credit, which generally have fixed expiration dates or other termination clauses, are legally binding agreements to lend to customers. Commitments are different from guarantees in that the commitments are generally revocable or have provisions that enable the Group to avoid payments in the event of violations of any conditions of the contracts and certain deterioration of the potential borrowers’ financial condition. Commitments to extend credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

Commercial letters of credit, used for facilitating trade transactions, are generally secured by underlying goods. The Group continually monitors the type and amount of collateral and other security, and requires counterparties to provide additional collateral or guarantors as necessary.

Repurchase and resale transactions are collateralized financing agreements. In a sale of securities or other financial instruments with an agreement to repurchase them, the Group sells securities or other financial instruments at a stated price to a counterparty and agrees to repurchase identical financial instruments from the same counterparty at a later date at the predetermined price which reflect the principal amount and interest. In a purchase of securities or other financial instruments with an agreement to resell them, the Group receives securities or other financial instruments for a stated price from a counterparty and agrees to sell them to the same counterparty at a later date at the predetermined price reflecting the principal amount and interest. When certain conditions specified in SFAS No. 140 are met, the Group accounts for resale agreements as purchase of financial instruments with related off-balance-sheet forward resale commitments and repurchase agreements as sale of financial instruments with related off-balance-sheet forward repurchase agreements. The Group bears the off-balance-sheet risk related to the forward resale and repurchase commitments, including credit risk and market risk.

Commitments to make investments are legally binding contracts to make additional contributions to corporate recovery or private equity investment funds in accordance with limited partnership agreements. Some of these funds, in which the Group has significant variable interests, are described in Note 24.

Concentration of Credit Risk

Although the Group’s portfolio of financial instruments, including on-balance-sheet instruments, is widely diversified along industry and geographic lines, a significant portion of the transactions with off-balance-sheet risk are entered into with other financial institutions.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24.    VARIABLE INTEREST ENTITIES

A variable interest entity (“VIE”) is defined as an entity with one or more of the following characteristics; (1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, (2) the equity investors lack significant decision making ability or do not absorb the expected losses or receive the expected residual returns or (3) the equity interests have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. Variable interests in a variable interest entity are contractual, ownership, or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. An enterprise is required to consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected returns, or both. An enterprise that consolidates a VIE is referred to as the primary beneficiary.

In the normal course of its business, the Group is a party to various entities which may be deemed to be variable interest entities such as asset-backed commercial paper conduits, securitization conduits of client properties, various investment funds and special purpose entities created for structured financing.

The Group adopted FIN No. 46R on April 1, 2004, except for certain investment companies, for which the effective date of FIN No. 46R is deferred. As a result, the Group has consolidated all VIEs in which it is deemed to be the primary beneficiary including those created before February 1, 2003. The adoption of FIN No. 46R resulted in a cumulative-effect adjustment reducing net income by ¥ 977 million. See Note 1 “Accounting Changes” for more information.

The following table presents, by type of VIE, the total assets of consolidated and non-consolidated VIEs and the maximum exposure to non-consolidated VIEs at March 31, 2005:

	Consolidated VIEs	Non-consolidated VIEs
	Assets	Assets	Maximum exposure
	(in millions)
Asset-backed commercial paper conduits	¥2,853,579	¥387,659	¥55,487
Securitization conduits of client properties	—	1,000,277	358,107
Investment funds	964,856	13,817,785	576,230
Special purpose entities created for structured financing	18,758	14,958,609	909,961
Repackaged instruments	152,575	11,470,551	379,132
Others	164,091	4,344,106	586,064

Total	¥4,153,859	¥45,978,987	¥2,864,981

The following table presents the carrying amount of consolidated assets that correspond to VIE obligations at March 31, 2005:

(in millions)
Cash	¥125,046
Trading account assets	591,584
Investment securities	103,400
Loans	2,957,675
Others	376,154

Total	¥4,153,859

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A portion of the assets presented in the table above were derived from the transactions between consolidated VIEs and the Group, the primary beneficiary, and were eliminated as intercompany transactions. The eliminated amounts were ¥64,625 million of cash and ¥1,031 million of other assets.

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to other assets of the Group, except where the Group provides credit support as in the case of certain asset-backed commercial paper conduits.

Asset-backed Commercial Paper Conduits

The Group administers several multi-seller finance entities (primarily commercial paper conduits) that purchase financial assets, primarily pools of receivables, from third-party customers. Assets purchased by these conduits are generally funded by issuing commercial paper to and/or by borrowings from the Group or third parties. While customers basically continue to service the transferred trade receivables, the Group underwrites, distributes, makes a market in commercial paper issued by the conduits, and also provides liquidity and credit support facilities to the entities.

In accordance with the consolidation requirements of FIN No. 46, the Group consolidated certain of these multi-seller finance entities for the fiscal year ended March 31, 2004. The Group has subsequently consolidated other multi-seller finance entities, where the Group is deemed to be the primary beneficiary, including those created before February 1, 2003.

As a result of the consolidation of these entities on March 31, 2005, the Group’s total assets, loans and commercial paper issued increased by ¥1,199,207 million, ¥2,519,457 million and ¥1,162,957 million, respectively, while the contractual or notional amounts of liquidity facilities and other off-balance-sheet credit related support were decreased by ¥1,162,957 million primarily as a result of elimination of the transactions within the Group.

The amount of total assets of the multi-seller finance entities that the Group consolidated on March 31, 2004 was ¥ 47,129 million.

Securitization Conduits of Client Properties

The Group administers several conduits that acquire client assets, primarily real estate, from third-party customers (“property sellers”) with the property sellers continuing to use the acquired real estate through lease-back agreements. The equity of the conduits is provided by the property sellers but such equity holders have no ability to make decisions about the activities of the conduits. Thus, the Group considers those conduits to be VIEs. The assets acquired by these conduits are generally funded by borrowings from the Group or third parties. The Group believes it is not the primary beneficiary of any of the conduits.

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

In accordance with the requirement to apply FIN No. 46, the Group consolidated investment funds with total assets of ¥124,357 million on March 31, 2004.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Special Purpose Entities Created for Structured Financing

The Group extends non-recourse asset-backed loans to special purpose entities, which hold beneficial interests in real properties, to provide financing for special purpose projects including real estate development and natural resource development managed by third parties.

The Group generally acts as a member of a lending group and does not have any equity investment in the entities, which is typically provided by project owners. For most of these financings, the equity provided by the project owners is of sufficient level to absorb expected losses, while expected returns to the owners are arranged to be the most significant among all returns. Accordingly, the Group determined that the Group is not the primary beneficiary of most of these entities. However, in transactions with entities whose investment at risk is exceptionally thin and the Group provided most of the financing, the Group is ultimately required to consolidate this type of entities.

Repackaged Instruments

The Group has two types of relationships with special purpose entities that repackage financial instruments to create new financial instruments.

The Group provides repackaged instruments with features that meet the customer’s needs and preferences through special purpose entities. The Group purchases financial instruments such as bonds and transfers them to special purpose entities which then issue new instruments. The special purpose entities may enter into derivative transactions including interest rate and currency swaps with the Group or other financial institutions to modify the cash flows of the underlying financial instruments. The Group underwrites and markets to its customers the new instruments issued by the special purpose entities.

The Group also invests in repackaged instruments arranged and issued by third parties.

In accordance with the requirement to apply FIN No. 46, the Group consolidated repackaged instruments with total assets of ¥45,597 million on March 31, 2004.

Financing Vehicle

UNBC deconsolidated UNBC Finance Trust I upon adoption of FIN No. 46 in UNBC’s fiscal year ended December 31, 2003. Following the revisions introduced in FIN No. 46R, management considered whether the Group should deconsolidate other similar financing vehicles. As a result, the Group deconsolidated two financing vehicles, BTM (Curacao) Holdings N.V. and BTM Finance (Curacao) N.V., in accordance with FIN No. 46R. Since the two finance vehicles are conduits, deconsolidation did not have a material impact on the Group’s results of operations or financial condition.

Other Type of VIEs

The Group is also a party to other types of VIEs including special purpose entities created to hold assets on behalf of the Group as an intermediary.

The Group identified borrowers that were determined to be VIEs due to an insufficient level of equity. The Group determined that the Group is not the primary beneficiary of most of these borrowers because of its limited exposure as a lender to such borrowers. Such borrowers engage in diverse business activities of various sizes in industries such as manufacturing, merchandise trading, distribution, construction and real estate development, independently from the Group.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25.    COMMITMENTS AND CONTINGENT LIABILITIES

The Group leases certain office space and equipment under noncancelable agreements expiring through the fiscal year 2014.

Future minimum rental commitments for noncancelable leases at March 31, 2005 were as follows:

	Capitalized leases	Operating leases
	(in millions)
Fiscal year ending March 31:
2006	¥8,488	¥16,560
2007	6,307	14,542
2008	4,797	11,381
2009	2,450	9,034
2010	1,645	7,416
2011 and thereafter	6,412	23,061

Total minimum lease payments	30,099	¥81,994

Amount representing interest	(2,688)

Present value of minimum lease payments	¥27,411

Total rental expense for the fiscal years ended March 31, 2003, 2004 and 2005 was ¥40,616 million, ¥36,528 million and ¥36,293 million, respectively.

The Group is involved in various litigation matters. Management, based upon their current knowledge and the results of consultation with counsel, make appropriate level of litigation reserve. Management believes that the amounts of the Group’s liabilities, when ultimately determined, will not have a material adverse effect on the Group’s results of operations and financial position.

26.    FEES AND COMMISSIONS INCOME

Details of fees and commissions income for the fiscal years ended March 31, 2003, 2004 and 2005 were as follows:

	2003	2004	2005
	(in millions)
Trust fees	¥21,424	¥19,503	¥18,207
Fees on funds transfer and service charges for collections	54,922	57,002	59,365
Fees and commissions on international business	53,560	53,149	51,292
Fees and commissions on credit card business	57,083	60,456	61,710
Service charges on deposits	34,626	36,210	37,080
Fees and commissions on securities business	49,217	79,014	104,337
Other fees and commissions	113,545	135,553	149,573

Total	¥384,377	¥440,887	¥481,564

Trust fees consist of fees earned primarily by fiduciary asset management and administration services for corporate pension plans, investment funds, etc. Fees on funds transfer and service charges for collection are earned by providing settlement services such as domestic fund remittances and domestic collection services. Fees and commissions on international business primarily consist of fees from international fund transfer and

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

collection services, and trade-related financing services. Fees and commissions on credit card business are composed of interchange income, annual fees, royalty and other service charges from franchisees. Service charges on deposits are fees charged for deposits such as checking account deposits. Fees and commissions on securities business include underwriting, brokerage and advisory services and arrangement fees on securitizations. Other fees and commissions primarily include fees and commissions on guarantees and insurance products.

27.    BUSINESS SEGMENTS

The business segment information of the Group, set forth below, is derived from the internal management reporting system used by management to measure the performance of the business segments. Unlike financial accounting, there is no authoritative body of guidance for management accounting. The business segment information, set forth below, is based on the financial information prepared in accordance with Japanese GAAP along with internal management accounting rules and practices. Accordingly, the format and information is presented primarily on the basis of Japanese GAAP and is not consistent with the consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided for the total amounts of segments’ total operating profit with income from continuing operations before income tax expense and cumulative effect of a change in accounting principle under US GAAP.

See Note 28 for financial information relating to the Group’s operations by geographic area. The geographic financial information is consistent with the basis of the accompanying consolidated financial statements.

The Group was organized based on a business unit system during the fiscal year ended March 31, 2005 as follows:

•	The Retail Banking business unit provides banking products and services to individual customers in Japan.

•	The Commercial Banking business unit provides banking products and services to large corporations and some small and medium-sized companies.

•	The Global Corporate Banking business unit provides banking services to large Japanese corporations and their overseas operations as well as non-Japanese corporations who do business on a global basis, excluding UNBC’s customers.

•	The Investment Banking and Asset Management business unit provides advisory and other services related to mergers and acquisitions, securities services of the Bank, syndicated loans, project financing, derivatives and securitization and other investment banking activities, and asset management and trust products and services mainly to high net worth individuals, branch customers and corporate clients in Japan.

•	The UNBC business unit includes its subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A.

•	The Operations Services unit provides operations and settlement services to the Group’s other business units, including settlement and foreign exchange.

•	The Treasury unit conducts the Group’s asset and liability management and liquidity management.

The Mitsubishi Securities segment includes Mitsubishi Securities and its subsidiaries that provide a broad range of retail and corporate securities services and products including retail brokerage, securitization, M&A advisory and derivatives.

In July 2004, the Bank transferred its overseas securities subsidiary, Tokyo-Mitsubishi International plc, to Mitsubishi Securities. Tokyo-Mitsubishi International plc has since been renamed in line with the name of its new

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

parent company to Mitsubishi Securities International plc. Accordingly, this securities subsidiary has been included in Mitsubishi Securities for the fiscal year ended March 31, 2005. Presentation for the fiscal years ended March 31, 2003 and 2004 has been reclassified to conform to the presentation for the fiscal year ended March, 2005.

In addition, the Bank transferred its custody business, which had been included in the operations services business unit, to the investment banking and asset management business unit during the fiscal year ended March 31, 2005. Presentation for the fiscal years ended March 31, 2003 and 2004 has been reclassified to conform to the presentation for the fiscal year ended March 31, 2005.

The financial performances of the Group’s major business units and Mitsubishi Securities, derived from the internal management reporting system, are summarized below. Management does not use information on segments’ total assets to allocate resources and assess performance and has not prepared information on segment assets. Accordingly, business segments’ information on total assets is not available.

	Retail Banking	Commercial Banking	Global Corporate Banking	Investment Banking and Asset Management	UNBC	Operations Services	Treasury	Mitsubishi Securities	Other*	Total
Fiscal year ended March 31, 2003:
Net revenue:
The Bank:
Net interest income	¥165,407	¥196,033	¥125,811	¥5,786	¥—	¥733	¥180,127	¥—	¥(49,935)	¥623,962
Net fees	29,383	46,250	65,040	31,992	—	3,716	(6,222)	—	(37,185)	132,974
Other	12,645	31,337	24,273	16,800	—	841	111,863	—	(6,972)	190,787
The Bank’s subsidiaries	72,534	12,964	47,787	24,074	269,755	14,569	2,068	68,223	6,022	517,996

Total	279,969	286,584	262,911	78,652	269,755	19,859	287,836	68,223	(88,070)	1,465,719
Operating expenses	211,695	126,995	129,945	45,717	155,506	16,937	26,712	82,911	80,008	876,426

Operating profit (loss)	¥68,274	¥159,589	¥132,966	¥32,935	¥114,249	¥2,922	¥261,124	¥(14,688)	¥(168,078)	¥589,293

Fiscal year ended March 31, 2004:
Net revenue:
The Bank:
Net interest income	¥169,252	¥191,071	¥119,182	¥11,331	¥—	¥758	¥116,822	¥—	¥5,830	¥614,246
Net fees	40,623	49,994	70,304	38,572	—	4,006	(4,194)	—	(45,908)	153,397
Other	19,902	44,939	25,257	33,415	—	752	72,522	—	(59,133)	137,654
The Bank’s subsidiaries	73,113	11,661	31,609	21,475	253,456	12,536	1,174	157,239	4,247	566,510

Total	302,890	297,665	246,352	104,793	253,456	18,052	186,324	157,239	(94,964)	1,471,807
Operating expenses	204,065	119,574	120,199	37,030	150,877	18,358	26,253	124,312	40,848	841,516

Operating profit (loss)	¥98,825	¥178,091	¥126,153	¥67,763	¥102,579	¥(306)	¥160,071	¥32,927	¥(135,812)	¥630,291

Fiscal year ended March 31, 2005:
Net revenue:
The Bank:
Net interest income	¥181,403	¥182,485	¥116,827	¥14,605	¥—	¥748	¥162,304	¥—	¥(28,907)	¥629,465
Net fees	52,083	63,019	76,335	54,686	—	4,166	(4,004)	—	(56,646)	189,639
Other	25,103	62,747	28,794	45,970	—	317	31,492	—	(31,628)	162,795
The Bank’s subsidiaries	78,244	12,904	25,954	20,528	274,934	11,433	1,106	151,773	2,831	579,707

Total	336,833	321,155	247,910	135,789	274,934	16,664	190,898	151,773	(114,350)	1,561,606
Operating expenses	215,760	121,829	121,333	41,053	158,835	14,429	25,319	127,222	46,629	872,409

Operating profit (loss)	¥121,073	¥199,326	¥126,577	¥94,736	¥116,099	¥2,235	¥165,579	¥24,551	¥(160,979)	¥689,197

*	Other includes the Systems Services unit, the eBusiness & IT Initiatives unit, and the Corporate Center and eliminates overlapping allocation.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Management measures performance of each business unit by “operating profit,” which includes profits or losses of the Bank’s subsidiaries. Financial information of each of the Bank’s subsidiaries is assigned to only one business unit, based on its major products or services provided and its major type of customers. “Operating profit” is a defined term in the Bank’s regulatory reporting to the FSA.

“Net revenue” above includes net interest income, net fees (that is, fees and commissions received, net of fees paid and other related expenses), and other gains, such as net trading gains, net foreign exchange gains, and net gains from sales of debt investment securities measured under Japanese GAAP. Interest income and expenses between business units are determined using an internal transfer pricing system, based on current market rates.

“Operating expenses” include salaries and employee benefits, occupancy and certain other non-interest expenses. In determining operating profit, the Group does not assign to each business unit certain income and expense items such as specific provisions for loan loss reserve, equity investment securities gains or losses, minority interest in earnings or losses of the Bank’s subsidiaries, equity in earnings or losses of the Bank’s affiliated companies, goodwill amortization and impairment, net gains or losses from disposition of premises and equipment, and other non-interest income and expense items.

Frequently, the business units work together in connection with providing services to customers. In accordance with the Group’s internal management accounting policies, the Group does not apportion the net revenue relating to a particular transaction among the participating business units. Instead, the Group assigns the total amount of net revenue relating to each of these transactions to each participating business unit. As a result, some items of net revenue are recorded as part of the operating results of more than one business unit. Any overlapping allocations are eliminated in the “Other” column. The following is a summary of the aggregate amounts of this overlapping allocation of net revenue for the business units for the fiscal years ended March 31, 2003, 2004 and 2005:

	Retail Banking	Commercial Banking	Global Corporate Banking	Total amount eliminated
	(in millions)
Fiscal year ended March 31, 2003:
Investment Banking and Asset Management and Mitsubishi Securities	¥—	¥9,722	¥28,709	¥38,431
Fiscal year ended March 31, 2004:
Investment Banking and Asset Management and Mitsubishi Securities	319	25,282	37,970	63,571
Fiscal year ended March 31, 2005:
Investment Banking and Asset Management and Mitsubishi Securities	719	53,440	39,223	93,382

Reconciliation

As set forth above, the measurement bases and the income and expenses items covered are very different between the internal management reporting system and the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of the business segments’ total information, other than operating profit, to corresponding items in the accompanying consolidated statements of income.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the operating profit under the internal management reporting system for the fiscal years ended March 31, 2003, 2004 and 2005 above to income from continuing operations before income tax expense and cumulative effect of a change in accounting principle shown on the consolidated statements of income is as follows:

	2003	2004	2005
	(in billions)
Operating profit:	¥589	¥630	¥689

Credit (provision) for credit losses	(237)	142	(125)
Trading account profits (losses)—net	50	(85)	(81)
Equity investment securities gains (losses)—net	(171)	251	125
Debt investment securities gains (losses)—net	142	(122)	39
Foreign exchange gains (losses)—net	28	172	(89)
Minority interest	(4)	(46)	(39)
Other—net	(107)	(70)	8

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	¥290	¥872	¥527

28.    FOREIGN ACTIVITIES

Foreign operations include the business conducted by overseas offices, as well as international business conducted from domestic offices, principally several international banking-related divisions of the Bank’s Head Office in Tokyo, and involve various transactions with debtors and customers residing outside Japan. Close integration of the Group’s foreign and domestic activities makes precise estimates of the amounts of assets, liabilities, income and expenses attributable to foreign operations difficult and necessarily subjective. Assets, income and expenses attributable to foreign operations are allocated to geographical areas based on the domiciles of the debtors and customers.

Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the Group’s foreign operations. The following table sets forth estimated total assets at March 31, 2003, 2004 and 2005, and estimated total revenue, total expenses, income from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle and net income for the respective fiscal years then ended.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Domestic	Foreign				Total
	Japan	United States of America	Europe	Asia/ Oceania excluding Japan	Other areas(1)
	(in millions)
Fiscal year ended March 31, 2003:
Total revenue(2)	¥1,025,459	¥455,876	¥292,240	¥131,352	¥80,350	¥1,985,277
Total expenses(3)	1,007,256	369,793	177,622	83,326	57,705	1,695,702
Income from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle	18,203	86,083	114,618	48,026	22,645	289,575
Net income	22,046	55,558	112,197	37,749	21,428	248,978
Total assets at end of fiscal year	56,675,468	10,294,825	5,895,574	2,986,840	1,827,680	77,680,387
Fiscal year ended March 31, 2004:
Total revenue(2)	¥1,309,068	¥396,448	¥217,023	¥72,038	¥108,694	¥2,103,271
Total expenses(3)	707,807	364,768	70,148	20,085	68,665	1,231,473
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	601,261	31,680	146,875	51,953	40,029	871,798
Net income	370,042	25,718	90,268	30,938	20,635	537,601
Total assets at end of fiscal year	66,416,026	9,521,917	4,624,635	2,731,246	1,764,728	85,058,552
Fiscal year ended March 31, 2005:
Total revenue(2)	¥1,297,879	¥413,153	¥126,607	¥100,565	¥64,187	¥2,002,391
Total expenses(3)	1,092,015	266,684	71,268	28,658	16,883	1,475,508
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	205,864	146,469	55,339	71,907	47,304	526,883
Net income	91,087	90,644	30,545	45,961	28,871	287,108
Total assets at end of fiscal year	70,973,900	11,750,252	4,348,065	3,229,463	1,748,619	92,050,299

Notes
(1)	Other areas primarily include Canada, Latin America and the Caribbean.
(2)	Total revenue is comprised of Interest income and Non-interest income.
(3)	Total expenses are comprised of Interest expense, Provision (credit) for credit losses and Non-interest expense.

The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2004 and 2005:

	2004	2005
	(in millions)
Cash and due from banks	¥345,224	¥303,742
Interest-earning deposits in other banks	2,768,630	3,274,440

Total	¥3,113,854	¥3,578,182

Trading account assets	¥1,599,546	¥1,668,021

Investment securities	¥3,522,218	¥5,300,045

Loans—net of unearned income and deferred loan fees	¥8,274,090	¥9,695,737

Deposits, principally time deposits and certificates of deposit by foreign banks	¥11,811,672	¥12,593,713

Funds borrowed:
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	¥1,201,061	¥595,539
Other short-term borrowings	224,470	1,057,924
Long-term debt	1,043,960	765,687

Total	¥2,469,491	¥2,419,150

Trading account liabilities	¥1,356,919	¥1,586,734

At March 31, 2004 and 2005, the Group had no cross-border outstandings, as defined in the Securities Act Industry Guides 3 in any foreign country, which exceeded 0.75% of consolidated total assets.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following is a summary of carrying amounts and estimated fair values of financial instruments at March 31, 2004 and 2005:

	2004		2005
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions)
Financial assets:
Cash, due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	¥13,017	¥13,017	¥14,532	¥14,532
Trading account assets, excluding derivatives	5,743	5,743	5,496	5,496
Investment securities	21,339	21,339	23,540	23,557
Loans, net of allowance for credit losses	39,282	39,437	42,853	42,980
Other financial assets	1,759	1,759	2,017	2,017
Derivative financial instruments:
Trading activities	2,295	2,295	1,878	1,878
Activities qualifying for hedges	5	5	2	2
Financial liabilities:
Non-interest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	14,157	14,157	¥15,926	¥15,926
Interest-bearing deposits	51,197	51,194	50,681	50,674
Debentures	266	266	—	—
Trading account liabilities, excluding derivatives	220	220	175	175
Obligations to return securities received as collateral	2,296	2,296	2,891	2,891
Other short-term borrowings	4,379	4,379	9,632	9,632
Long-term debt	5,087	5,173	5,196	5,287
Other financial liabilities	1,761	1,761	1,771	1,771
Derivative financial instruments:
Trading activities	2,183	2,183	1,832	1,832

The methodologies and assumptions used to estimate the fair value of the financial instruments are summarized below.

Cash, due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions—For cash, due from banks including interest-earning deposits, and call loans and funds sold, the carrying amounts are a reasonable estimate of the fair values because of their short-term nature and limited credit risk. For receivables under resale agreements and securities borrowing transactions, the fair values are based on quoted market prices, when available, or estimated with reference to quoted market prices for similar instruments when quoted market prices are not available.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trading account securities—Trading account securities and short trading positions of securities are carried at fair value, which is principally based on quoted market prices, when available. If the quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Investment securities—The fair values of investment securities, where quoted market prices or secondary market prices are available, are equal to such market prices. For investment securities, when quoted market prices or secondary market prices are not available, the fair values are estimated using quoted market prices for similar securities or based on appraised value as deemed appropriate by management. The fair value of investment securities other than those classified as available for sale or being held to maturity (i.e., nonmarketable equity securities) at March 31, 2004 and 2005 were not readily determinable. Therefore, the above summary does not include the carrying amounts of such investment securities amounting to ¥160 billion and ¥275 billion at March 31, 2004 and 2005, respectively.

Loans—The fair values of loans are estimated for groups of similar characteristics, including type of loan, credit quality and remaining maturity. In incorporating the credit risk factor, management concluded that the allowance for credit losses adequately adjusts the related book values for credit risk. For floating- or adjustable-rate loans, which mature or are repriced within a short period of time, the carrying values are considered to be a reasonable estimate of fair values. For fixed-rate loans, market prices are not generally available and the fair values are estimated by discounting the estimated future cash flows based on the contracted maturity of the loans. The discount rates are based on the current market rates corresponding to the applicable maturity. Where quoted market prices or estimated fair values are available, primarily for loans to refinancing countries, loans held for dispositions or sales and certain other foreign loans, the fair values are based on such market prices and estimated fair values, including secondary market prices. For nonperforming loans, the fair values are generally determined on an individual basis by discounting the estimated future cash flows and may be based on the appraisal value of underlying collateral as appropriate.

Other financial assets—The estimated fair values of other financial assets, which primarily include accrued interest receivable, customers’ acceptance liabilities and accounts receivable, approximate their carrying amounts. The above summary does not include the carrying amounts of investments in equity method investees amounting to ¥47 billion and ¥143 billion at March 31, 2004 and 2005, respectively.

Derivative financial instruments—The estimated fair values of derivative financial instruments are the amounts the Group would receive or pay to terminate the contracts at the balance-sheet date, taking into account the current unrealized gains or losses on open contracts. They are based on market or dealer quotes when available. Valuation models such as present value and option pricing models are applied to current market information to estimate fair values when such quotes are not available.

Non-interest-bearing deposits, call money and funds purchased, payables under repurchase agreements and securities lending transactions, and obligations to return securities received as collateral—The fair values of non-interest-bearing deposits are equal to the amounts payable on demand. For call money and funds purchased, the carrying amounts are a reasonable estimate of the fair values because of their short-term nature. For payables under repurchase agreements and securities lending transactions and obligations to return securities received as collateral, the fair values are generally based on quoted market prices, when available, or estimated using quoted market prices for similar instruments when quoted market prices are not available.

Interest–bearing deposits—The fair values of demand deposits, deposits at notice, and certificates of deposit maturing within a short period of time are the amounts payable on demand. Fair values of time deposits and certificates of deposit maturing after a short period of time are estimated by discounting the estimated cash flows using the rates currently offered for deposits of similar remaining maturities or the applicable current market rates.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Debentures—The fair values of debentures are estimated using a discounted cash flow model based on quoted market rates or, if available, secondary market rates currently available for debentures with similar terms and remaining maturities.

Other short-term borrowings—For most other short-term borrowings, the carrying amounts are a reasonable estimate of the fair values because of their short-term nature. For certain borrowings, fair values are estimated by discounting the estimated future cash flows using applicable current market interest rates or comparable rates for similar instruments, which represent the Group’s cost to raise funds with a similar remaining maturity.

Long-term debt—For certain unsubordinated and subordinated debt, the fair values are estimated based on quoted market prices of the instruments. The fair values of other long-term debt are estimated using a discounted cash flow model based on rates applicable to the Group for debt with similar terms and remaining maturities.

Other financial liabilities—The estimated fair values of other financial liabilities, which primarily include accrued interest payable, bank acceptances, accounts payable and obligations under standby letters of credit and guarantees, approximate their carrying amounts. Effective January 1, 2003, the Group adopted the initial recognition and measurement provisions of FIN No. 45, which requires that, for guarantees within the scope of FIN No. 45 issued or amended after December 31, 2002, liabilities for the obligations undertaken in issuing the guarantees be initially measured at fair value. The fair values of obligations under standby letters of credit and guarantees are based on fees received or receivable by the Group.

The fair values of certain off-balance-sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2004 and 2005 was not material.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2004 and 2005. These amounts have not been comprehensively revalued since that date and, therefore, current estimates of fair values may have changed significantly from the amounts presented herein.

30.    STOCK-BASED COMPENSATION

Two subsidiaries of the Bank, Mitsubishi Securities and UNBC, have several stock-based compensation plans.

Mitsubishi Securities

Under the Code, companies are permitted to purchase their own shares in the market in order to implement a stock option plan when approved by the shareholders.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pursuant to resolutions approved at the general shareholders’ meetings, Mitsubishi Securities offers stock option plans which provide directors, executive officers, eligible employees and certain other persons with options to purchase shares (at the respective exercise prices stipulated in each plan) as follows:

Date of approval at the shareholders’ meeting	Exercise period	Shares
June 29, 2000	July 1, 2002 to June 30, 2005	2,057,000
June 28, 2001	July 1, 2003 to June 30, 2006	2,272,000

Total		4,329,000

The plans provide for the granting of stock options having an exercise price not less than the market value of Mitsubishi Securities’ common stock on the date of grant. Following is the option activity for the fiscal years ended March 31, 2004 and 2005:

	2004		2005
	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price
Options outstanding, beginning of fiscal year	5,512,000	¥1,278	3,153,000	¥1,260
Granted	—	—	—	—
Exercised	(831,000)	812	(326,000)	812
Forfeited	(1,528,000)	1,568	—	—

Options outstanding, end of fiscal year	3,153,000	¥1,260	2,827,000	¥1,311

Options exercisable, end of fiscal year	3,153,000	¥1,260	2,827,000	¥1,311

The following table details the distribution of stock options outstanding at March 31, 2005:

	Options outstanding at March 31, 2005		Options exercisable at March 31, 2005
Exercise prices	Number outstanding	Remaining contractual life	Number exercisable
¥ 812	904,000	1.25 years	904,000
1,546	1,923,000	0.25	1,923,000

	2,827,000		2,827,000

UNBC

UNBC has two management stock plans. The Year 2000 UnionBanCal Corporation Stock Plan, effective January 1, 2000 (the “2000 Stock Plan”), and the UnionBanCal Corporation Management Stock Plan, restated effective June 1, 1997 (the “1997 Stock Plan”), have 16.0 million and 6.6 million shares, respectively, of the UNBC’s common stock authorized to be awarded to key employees and outside directors of UNBC at the discretion of the Executive Compensation and Benefits Committee of the Board of Directors (the “Committee”). Employees on rotational assignment from the Bank are not eligible for stock awards.

The Committee determines the term of each stock option grant, up to a maximum of ten years from the date of grant. The exercise price of the options issued under the Stock Plans shall not be less than the fair market value on the date the option is granted. Unvested restricted stock issued under the Stock Plans is accounted for as a reduction to retained earnings. The value of the restricted shares at the date of grant is amortized to compensation expense over its vesting period. All cancelled or forfeited options and restricted stock become available for future grants.

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2002, 2003 and 2004, UNBC granted options to non-employee directors and various key employees, including policy-making officers under the 2000 Stock Plan. Under both Stock Plans, options granted to employees vest pro-rata on each anniversary of the grant date and become fully exercisable three years from the grant date, provided that the employee has completed the specified continuous service requirement. The options vest earlier if the employee dies, is permanently disabled, or retires under certain grant, age, and service conditions. Options granted to non-employee directors are fully vested on the grant date and exercisable 33 1/3 percent on each anniversary under the 1997 Stock Plan, and fully vested and exercisable on the grant date under the 2000 Stock Plan. The following is a summary of stock option transactions under the Stock Plans.

	Fiscal years ended December 31,
	2002		2003		2004
	Number of shares	Weighted- average exercise price	Number of shares	Weighted- average exercise price	Number of shares	Weighted- average exercise price
Options outstanding, beginning of fiscal year	7,939,271	$29.79	8,515,469	$34.71	9,008,011	$37.12
Granted	2,911,652	43.49	2,517,023	40.32	2,478,931	52.84
Exercised	(2,187,170)	28.57	(1,912,323)	30.52	(1,917,818)	33.68
Forfeited	(148,284)	34.05	(112,158)	38.96	(86,788)	42.87

Options outstanding, end of fiscal year	8,515,469	$34.71	9,008,011	$37.12	9,482,336	$41.87

Options exercisable, end of fiscal year	3,031,478	$31.08	3,845,520	$33.99	4,733,003	$36.49

The weighted-average fair value of options granted was $16.67 during 2002, $12.92 during 2003, and $16.55 during 2004.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants made in 2002, 2003 and 2004:

	2002	2003	2004
Risk-free interest rate	4.9%	2.9%	2.8%
Expected lives	5 years	5 years	5 years
Expected volatility	46%	43%	40%
Expected dividend yields	2.3%	2.8%	2.4%

The following table summarizes information about stock options outstanding.

	Options outstanding at December 31, 2004			Options exercisable at December 31, 2004
Range of exercise prices	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price	Number exercisable	Weighted-average exercise price
$18.53-27.56	71,455	4.2 years	$22.94	71,455	$22.94
28.44-42.40	4,535,236	6.5	35.16	3,079,232	32.94
42.69-59.74	4,875,645	8.1	48.39	1,582,316	44.00

	9,482,336			4,733,003

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2002, 2003 and 2004, UNBC also granted 6,000, 6,000 and 16,000 shares of restricted stock with weighted average grant date fair values of $45.00, $46.95 and $61.50, respectively, to key officers, including policy-making officers, under the 2000 Stock Plan. The awards of restricted stock vest pro-rata on each anniversary of the grant date and become fully vested four years from the grant date for awards in 2002 and 2003 and three years from the grant date for awards in 2004, provided that the employee has completed the specified continuous service requirement. They vest earlier if the employee dies, is permanently and totally disabled, or retires under certain grant, age, and service conditions. Restricted shareholders have the right to vote their restricted shares and receive dividends.

At December 31, 2002, 2003 and 2004, 1,764,414 shares, 5,347,715 shares and 2,937,629 shares respectively, were available for future grants as either stock options or restricted stock under the 2000 Stock Plan. The remaining shares under the 1997 Stock Plan are not available for future grants.

Effective January 1, 1997, UNBC established a Performance Share Plan. Eligible participants may earn performance share awards to be redeemed in cash three years after the date of grant. Performance shares are linked to shareholder value in two ways: (1) the market price of the UNBC’s common stock; and (2) return on equity, a performance measure closely linked to value creation. Eligible participants generally receive grants of performance shares annually. The plan was amended in 2004 increasing the total number of shares that can be granted under the plan to 2.6 million shares. There were 384,183, 340,683 and 2,252,183 performance shares remaining for future awards as of December 31, 2002, 2003 and 2004, respectively. UNBC granted 61,500 shares in 2002, 43,500 shares in 2003, and 88,500 shares in 2004. No performance shares were forfeited in 2002, 2003 or 2004. The value of a performance share is equal to the market price of the UNBC’s common stock. All cancelled or forfeited performance shares become available for future grants. Expenses related to these shares were $3.3 million in 2002, $6.6 million in 2003, and $4.8 million in 2004.

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

The following table shows the amount of transactions with its related parties under common control by MTFG for the fiscal years ended March 31, 2003, 2004 and 2005.

	2003	2004	2005
	(in billions)
Interest income, primarily resulted from interest earning deposits in other banks:	¥14	¥7	¥10
Interest expense, primarily resulted from payables under securities lending transactions and long-term debts:	17	10	6
Non-interest income:	3	3	2
Non-interest expense:	6	5	7

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Concluded)

The following table shows the amounts due from or to its related parties under common control by MTFG at March 31, 2004 and 2005.

	2004	2005
	(in billions)
Assets, primarily consisted of interest-earning deposits in other banks and call loans and funds sold:	¥517	¥547
Liabilities, primarily consisted of call money and funds purchased and payables under securities lending transactions:	710	520

32.    EVENTS SINCE MARCH 31, 2005

Approval of Dividends

On June 28, 2005, the shareholder approved payment of cash dividends to the shareholder of record on March 31, 2005 of ¥41.25 per share of Class 1 Preferred stock, totaling ¥3,358 million, of ¥6.42 per share of Class 2 Preferred stock, totaling ¥642 million, and of ¥32.32 per share of Common stock, totaling ¥162,229 million.

Merger Agreement of the MTFG Group and the UFJ Group was Approved by MTFG’s Shareholders

On June 29, 2005, the shareholders of MTFG approved the merger agreement between MTFG Group and UFJ Group. Furthermore, on the same day, the shareholders of UFJ Holdings, Inc. also approved the merger agreement. The merger agreement is subject to the approval of relevant authorities and includes the merger ratios, company names and other material terms. Through the merger, 0.62 shares of the Bank’s common stock will be issued for each share of the common stock of UFJ Bank Limited.

Postponement of Bank Merger

On August 12, 2005, MTFG announced that the merger between the Bank and UFJ Bank Limited has been postponed to January 1, 2006 in order to enable additional testing of the two banks’ systems intended to minimize risks arising from the merger. The mergers between the holding companies, trust banks and securities companies of the two groups are still expected to occur on October 1, 2005.

Conversion of Class 1 Preferred Stock

On June 28, 2005, at a meeting of shareholder, the articles of incorporation have been amended and all 81,400,000 shares of Class 1 Preferred stock were changed to 81,400,000 shares of Common stock. As a result, the number of issued shares of Common stock increased from 5,019,469,546 to 5,100,869,546 and no Class 1 Preferred stock is outstanding.

Completion of Share Transfer to Make Mitsubishi Securities a Directly-owned Subsidiary of MTFG

On July 1, 2005, the Bank sold all shares of Mitsubishi Securities to MTFG. As a result, Mitsubishi Securities became a directly-owned subsidiary of MTFG.

Purchase Agreement of the Bank’s Headquarters and Nihonbashi Annex

On July 21, 2005, the Bank reached an agreement to purchase from Mitsubishi Estate Co.,Ltd.(“Mitsubishi Estate”) the equivalent of 50% of the land and buildings of each of the Bank’s headquarters and Nihonbashi annex. These are jointly owned by the Bank and Mitsubishi Estate. The agreement will take place on August 31, 2005 and total purchase price is ¥111.3 billion.

Issuance of Non-dilutive Preferred Securities by MTFG’s Funding Vehicle

On July 28, 2005, MTFG established MTFG Capital Finance Limited, a wholly-owned funding vehicle in the Cayman Islands, for the issuance of preferred securities. MTFG Capital Finance Limited will issue ¥165 billion in non-cumulative perpetual preferred securities in a private placement to institutional investors in August 2005, and the proceeds will be provided to the Bank through BTM Preferred Capital Limited, the Bank’s wholly-owned vehicle, to strengthen the Group’s capital base under its capital adequacy requirements.

*****

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

THE BANK OF TOKYO-MITSUBISHI, LTD.

By:	/s/ NOBUO KUROYANAGI
	Name:	Nobuo Kuroyanagi
	Title:	President

Date: August 25, 2005

EXHIBIT INDEX

Exhibit	Description

1(a)	Articles of Incorporation of The Bank of Tokyo-Mitsubishi, Ltd., as amended and restated on June 28, 2005. (English Translation)(1)

1(b)	Regulations on Corporate Meetings of The Bank of Tokyo-Mitsubishi, Ltd., as amended on March 24, 2004. (English Translation)(1)

1(c)	Regulations of the Board of Directors of The Bank of Tokyo-Mitsubishi, Ltd., as amended on March 24, 2002. (English Translation)(4)

1(d)	Regulations on the Handling of Shares of The Bank of Tokyo-Mitsubishi, Ltd., as amended and restated on June 26, 2003. (English Translation)(3)

2	Indenture dated as of February 25, 2000 between The Bank of Tokyo-Mitsubishi, Ltd. and The Chase Manhattan Bank.(5)

4(a)	Integration Agreement, dated February 18, 2005, and the amendment thereto, dated April 20, 2005, among Mitsubishi Tokyo Financial Group, Inc., The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, Mitsubishi Securities Co., Ltd., UFJ Holdings, Inc., UFJ Bank Limited, UFJ Trust Bank Limited and UFJ Tsubasa Securities Co., Ltd. (English Translation) (1)

4(b)	Merger Agreement, dated April 20, 2005 (English Translation), and the amendment thereto, dated August 12, 2005 (English Summary), between The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited (1)

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of ethics of Mitsubishi Tokyo Financial Group, Inc. and compliance rules, compliance manual and employee work rules of The Bank of Tokyo-Mitsubishi., Ltd. applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation of relevant sections)(2)

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).(1)

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).(1)

(1)	Filed herewith.
(2)	Incorporated by reference from the Annual Report on Form 20-F filed on September 28, 2004.
(3)	Incorporated by reference from the Annual Report on Form 20-F filed on September 29, 2003.
(4)	Incorporated by reference from the Annual Report on Form 20-F filed on August 30, 2002.
(5)	Incorporated by reference from the Annual Report on Form 20-F filed on August 17, 2001.