Form 20-F/A
period 2005-03-31
BANK OF TOKYO - MITSUBISHI UFJ, LTD
filed 2006-02-28
CIK 852743

As filed with the Securities and Exchange Commission on February 28, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Commission file number 333-11072

KABUSHIKI KAISHA MITSUBISHI TOKYO UFJ GINKO

(Exact name of Registrant as specified in its charter)

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

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

Yes   ☐    No   ☒

Explanatory Note

We are filing this Form 20-F/A to correct the following inadvertent errors found in our Form 20-F for the fiscal year ended March 31, 2005 previously filed on August 25, 2005:

1.	In Note 5 to the consolidated financial statements, the details of loans by domicile and type of industry of borrower at March 31, 2004 and 2005 have been corrected from the amounts previously reported as follows:

	2004		2005
	As previously reported	As restated	As previously reported	As restated
	(in millions)
Domestic:
Banks and other financial institutions	¥1,765,377	¥1,676,785	¥2,447,443	¥2,364,504
Other industries	4,750,575	4,750,575	5,261,648	5,344,587
Consumer	7,473,998	7,562,590	7,662,809	7,662,809
Foreign:
Banks and other financial institutions	904,841	904,841	1,075,339	780,666
Commercial and industrial	7,063,034	7,063,034	8,259,006	8,553,679

2.	In Note 10 to the consolidated financial statements, the following items at March 31, 2005 have been corrected from the amounts previously reported as follows:

(1)	Assets mortgaged, pledged, or otherwise subject to lien:

	2005
	As previously reported	As restated
	(in millions)
Trading account securities	¥2,658,751	¥2,301,452
Investment securities	4,858,397	4,991,587
Loans	4,731,949	4,598,759

(2)	Type of liabilities the above pledged assets relate to:

	2005
	As previously reported	As restated
	(in millions)
Payables under repurchase agreements and securities lending transactions	¥3,906,993	¥3,549,694

(3)	Pledged assets that may not be sold or repledged by the secured parties:

	2005
	As previously reported	As restated
	(in billions)
Pledged assets that may not be sold or repledged by the secured parties	¥12,835	¥12,816

(4)	Fair value of collateral accepted by the Group which was sold or repledged:

	2005
	As previously reported	As restated
	(in billions)
Fair value of collateral accepted by the Group which was sold or repledged	¥4,937	¥5,072

3.	In the parenthetic note to the consolidated balance sheet, the following items at March 31, 2005 have been corrected from the amounts previously reported as follows:

	2005
	As previously reported	As restated
	(in millions)
Trading account assets pledged that secured parties are permitted to sell or repledge …………..	¥2,626,534	¥2,269,235
Securities available for sale pledged that secured parties are permitted to sell or repledge ………	1,557,907	1,571,463

4.	In Note 23 to the consolidated financial statements, the following items at March 31, 2004 and 2005 have been corrected from the amounts previously reported as follows:

(1)	Contractual amounts of obligations under guarantees:

	Maximum potential/Contractual or Notional amount		Amount by expiration period
			Less than 1 year		1-2 years		2-3 years		3-5 years		Over 5 years
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
	(in billions)
March 31, 2004:
Standby letters of credit and financial guarantees	¥2,561	¥2,561	¥1,043	¥1,340	¥198	¥120	¥159	¥75	¥252	¥127	¥909	¥899
Performance guarantees	1,192	1,192	654	669	199	191	128	125	126	122	85	85
March 31, 2005:
Standby letters of credit and financial guarantees	¥3,754	¥2,482	¥928	¥1,247	¥659	¥124	¥257	¥97	¥686	¥244	¥1,224	¥770
Performance guarantees	1,353	1,353	264	773	564	214	191	113	203	175	131	78

(2)	Commitment amounts of resale and repurchase agreements:

	2004		2005
	As previously reported	As restated	As previously reported	As restated
	(in billions)
Resale and repurchase agreements	¥206	¥186	¥372	¥—

(3)	Approximate remaining terms of these commitments:

	2005
	Within one year		From one year to five years		After five years
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
Approximate remaining terms of these commitments	65%	75%	29%	23%	6%	2%

In addition, certain reclassifications have been made in the consolidated balance sheets, Notes 3 and 29 to the consolidated financial statements.

As a result of the corrections and reclassifications described above, the relevant figures in Item 5 and Selected Statistical Data have also been corrected or reclassified.

With the exceptions of the foregoing corrections and reclassifications, no other changes have been made to the Form 20-F for the fiscal year ended March 31, 2005.

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

The estimated fair values of financial instruments without quoted market prices are as follows:

	At March 31,
	2004	2005
	(in billions)
Financial assets:
Trading account assets, excluding derivatives	¥5,544	¥5,006
Investment securities	18,568	20,909
Derivative financial instruments, net	108	49
Financial liabilities:
Trading account liabilities, excluding derivatives	153	5
Obligations to return securities received as collateral	2,317	3,015

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

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, at March 31, 2004 and 2005, based on classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on use of proceeds:

	At March 31,
	2004 (Restated)	2005 (Restated)
	(in billions)
Domestic:
Manufacturing	¥4,692.4	¥5,280.6
Construction	832.8	815.1
Real estate	3,515.7	4,157.0
Services	3,661.8	2,965.8
Wholesale and retail	4,312.0	4,527.4
Banks and other financial institutions	1,676.8	2,364.5
Communication and information services	651.0	605.9
Other industries	4,750.5	5,344.5
Consumer	7,562.6	7,662.8

Total domestic	31,655.6	33,723.6

Foreign:
Governments and official institutions	178.4	209.1
Banks and other financial institutions	904.8	780.6
Commercial and industrial	7,063.0	8,553.7
Other	156.4	171.5

Total foreign	8,302.6	9,714.9

Total	39,958.2	43,438.5

Less unearned income and deferred loan fees—net	27.2	17.0

Total	¥39,931.0	¥43,421.5

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

Off-balance-sheet Arrangements

In the normal course of our business, we engage in several types of off-balance-sheet arrangements to meet the financing needs of our customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The following table summarizes these commitments at March 31, 2005:

	Amount of commitment expiration by period
	Less than 1 year (Restated)	1-5 years (Restated)	Over 5 years (Restated)	Total (Restated)
	(in billions)
Guarantees:
Standby letters of credit and financial guarantees	¥1,247	¥465	¥770	¥2,482
Performance guarantees	773	502	78	1,353
Derivative instruments	9,598	5,512	873	15,983
Others	512	—	—	512

Total guarantees	12,130	6,479	1,721	20,330
Other off-balance-sheet instruments:
Commitments to extend credit	18,265	5,662	674	24,601
Commercial letters of credit	457	1	—	458
Others	10	5	—	15

Total other off-balance-sheet instruments	18,732	5,668	674	25,074

Total	¥30,862	¥12,147	¥2,395	¥45,404

See note 23 to our consolidated financial statements for a description of the nature of our guarantees and other off-balance-sheet instruments.

The contractual amounts of these guarantees and other off-balance-sheet instruments represent the amounts at risk should the contracts be fully drawn upon with a subsequent default by our customer and a decline in the value of the underlying collateral. Because many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. At March 31, 2005, approximately 68% of these commitments will expire within one year, 27% from one year to five years and 5% after five years. Such risks are monitored and managed as a part of our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.” In addition, in accordance with SFAS No. 5, “Accounting for Contingencies,” we evaluate off-balance-sheet arrangement in the manner described in note 1 to our consolidated financial statements.

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

	At March 31,
	2001	2002		2003				2004				2005
	Old classification (Restated)	Old classification (Restated)		Old classification (Restated)		New classification (Restated)		Old classification (Restated)		New classification (Restated)		Old classification (Restated)		New classification (Restated)
	(in millions)
Domestic:
Manufacturing	¥5,232,119	¥5,081,824		¥4,791,882		¥4,714,708		¥4,758,303		¥4,692,433		¥5,339,934		¥5,280,555
Construction	1,400,401	1,225,068		995,918		995,918		832,758		832,758		815,051		815,051
Real estate	3,974,597	3,618,859		3,245,721		3,245,721		3,515,717		3,515,717		4,156,975		4,156,975
Services	3,729,534	3,597,009		4,302,974		4,249,086		3,898,336		3,661,758		3,202,252		2,965,772
Wholesale and retail	5,705,179	5,142,845		4,880,193		4,723,010		4,445,790		4,311,980		4,655,134		4,527,379
Banks and other financial institutions(1)	1,906,526	2,098,870		1,705,185		1,705,185		1,676,785		1,676,785		2,364,504		2,364,504
Communication and information services	—	—		—		1,264,713		—		650,983		—		605,910
Other industries	1,589,648	2,781,122		3,621,445		2,644,977		4,965,300		4,750,575		5,526,883		5,344,587
Consumer	6,767,046	6,790,123		7,089,429		7,089,429		7,562,590		7,562,590	(3)	7,662,809		7,662,809	(3)

Total domestic	30,305,050	30,335,720		30,632,747		30,632,747		31,655,579		31,655,579		33,723,542		33,723,542

Foreign:
Governments and official institutions	296,003	308,574		227,685		227,685		178,402		178,402		209,060		209,060
Banks and other financial institutions(1)	581,433	493,800		777,697		777,697		904,841		904,841		780,666		780,666
Commercial and industrial	8,218,468	9,271,565		8,127,334		8,127,334		7,063,034		7,063,034		8,553,679		8,553,679
Other	804,434	644,003		267,301		267,301		156,369		156,369		171,514		171,514

Total foreign	9,900,338	10,717,942		9,400,017		9,400,017		8,302,646		8,302,646		9,714,919		9,714,919

Total	40,205,388	41,053,662		40,032,764		40,032,764		39,958,225		39,958,225		43,438,461		43,438,461
Less unearned income and deferred loan fees—net	30,233	41,501		40,387		40,387		27,183		27,183		16,983		16,983

Total	¥40,175,155	¥41,012,161	(2)	¥39,992,377	(2)	¥39,992,377	(2)	¥39,931,042	(2)	¥39,931,042	(2)	¥43,421,478	(2)	¥43,421,478	(2)

Notes:

(1)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥3,178 million, ¥3,360 million, ¥9,960 million and 33,246 million at March 31, 2002, 2003, 2004 and 2005, respectively.
(3)	Domestic loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business. This breakdown at March 31, 2004 and 2005 is presented below in accordance with our new classification:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31,2004	¥28,229	¥19,283	¥738,377	¥230,730	¥52,253	¥1,200	¥4,121	¥10,620	¥1,084,813
March 31,2005	¥23,023	¥16,157	¥542,969	¥193,417	¥39,806	¥1,126	¥3,681	¥7,782	¥827,961

Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal year-end dates.

Subsequent to the filing of our Annual Report on Form 20-F for the fisical year eneded March 31, 2005, management determined that the details of loans by domicile and type of industry of borrower at March 31 of each of the five fisical years ended March 31, 2005 were erroneously disclosed. As a result, such amounts have been restated from the amounts previously reported as follows.

As previously reported

	At March 31,
	2001	2002	2003		2004		2005
	Old classification	Old classification	Old classification	New classification	Old classification	New classification	Old classification	New classification
	(in millions)
Domestic:
Banks and other financial institutions	2,012,321	2,201,470	1,800,592	1,800,592	1,765,377	1,765,377	2,447,443	2,447,443
Other industries	1,589,648	2,781,122	3,621,243	2,644,775	4,965,300	4,750,575	5,443,944	5,261,648
Consumer	6,661,251	6,687,523	6,994,224	6,994,224	7,473,998	7,473,998	7,662,809	7,662,809
Foreign:
Banks and other financial institutions	581,433	493,800	777,697	777,697	904,841	904,841	1,075,339	1,075,339
Commercial and industrial	8,218,468	9,271,565	8,127,334	8,127,334	7,063,034	7,063,034	8,259,006	8,259,006

As Restated

	At March 31,
	2001	2002	2003		2004		2005
	Old classification	Old classification	Old classification	New classification	Old classification	New classification	Old classification	New classification
	(in millions)
Domestic:
Banks and other financial institutions	1,906,526	2,098,870	1,705,185	1,705,185	1,676,785	1,676,785	2,364,504	2,364,504
Other industries	1,589,648	2,781,122	3,621,445	2,644,977	4,965,300	4,750,575	5,526,883	5,344,587
Consumer	6,767,046	6,790,123	7,089,429	7,089,429	7,562,590	7,562,590	7,662,809	7,662,809
Foreign:
Banks and other financial institutions	581,433	493,800	777,697	777,697	904,841	904,841	780,666	780,666
Commercial and industrial	8,218,468	9,271,565	8,127,334	8,127,334	7,063,034	7,063,034	8,553,679	8,553,679

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the maturities of our loan portfolio at March 31, 2005:

Old Classification

	Maturity
	One year or less (Restated)	One to five years (Restated)	Over five years (Restated)	Total (Restated)
	(in millions)
Domestic:
Manufacturing	¥3,921,932	¥1,259,328	¥158,674	¥5,339,934
Construction	588,798	180,105	46,148	815,051
Real estate	1,270,141	1,228,923	1,657,911	4,156,975
Services	1,697,539	1,039,287	465,426	3,202,252
Wholesale and retail	3,248,441	1,302,607	104,086	4,655,134
Banks and other financial institutions	1,281,613	794,358	288,533	2,364,504
Other industries	4,443,696	858,939	224,248	5,526,883
Consumer:
Installment loans to individuals	423,392	1,700,227	5,000,143	7,123,762
Other	442,707	42,265	54,075	539,047

	866,099	1,742,492	5,054,218	7,662,809

Total domestic	17,318,259	8,406,039	7,999,244	33,723,542
Foreign	4,764,486	2,839,715	2,110,718	9,714,919

Total	¥22,082,745	¥11,245,754	¥10,109,962	¥43,438,461

New Classification

	Maturity
	One year or less (Restated)	One to five years (Restated)	Over five years (Restated)	Total (Restated)
	(in millions)
Domestic:
Manufacturing	¥3,882,588	¥1,245,743	¥152,224	¥5,280,555
Construction	588,798	180,105	46,148	815,051
Real estate	1,270,141	1,228,923	1,657,911	4,156,975
Services	1,512,003	988,110	465,659	2,965,772
Wholesale and retail	3,183,995	1,252,976	90,408	4,527,379
Banks and other financial institutions	1,281,613	794,358	288,533	2,364,504
Communication and information services	450,725	129,792	25,393	605,910
Other industries	4,282,297	843,540	218,750	5,344,587
Consumer:
Installment loans to individuals	423,392	1,700,227	5,000,143	7,123,762
Other	442,707	42,265	54,075	539,047

	866,099	1,742,492	5,054,218	7,662,809

Total domestic	17,318,259	8,406,039	7,999,244	33,723,542
Foreign	4,764,486	2,839,715	2,110,718	9,714,919

Total	¥22,082,745	¥11,245,754	¥10,109,962	¥43,438,461

Subsequent to the filing of our Annual Report on Form 20-F for the fiscal year ended March 31, 2005, management determined that the details of the maturities of our loan portfolio for the fiscal year ended March 31, 2005 were erroneously disclosed. As a result, such amounts have been restated from the amounts previously reported as follows.

Old Classification

	Maturity
	One year or less		One to five years		Over five years
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
	(in millions)
Domestic:
Banks and other financial institutions	¥1,364,552	¥1,281,613	¥794,358	¥794,358	¥288,533	¥288,533
Other industries	4,360,757	4,443,696	858,939	858,939	224,248	224,248
Consumer:
Installment loans to individuals	418,739	423,392	1,682,370	1,700,227	5,022,653	5,000,143

New Classification

	Maturity
	One year or less		One to five years		Over five years
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
	(in millions)
Domestic:
Banks and other financial institutions	¥1,364,552	¥1,281,613	¥794,358	¥794,358	¥288,533	¥288,533
Other industries	4,199,358	4,282,297	843,540	843,540	218,750	218,750
Consumer:
Installment loans to individuals	418,739	423,392	1,682,370	1,700,227	5,022,653	5,000,143

The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2005 are shown below.

	Domestic (Restated)	Foreign	Total (Restated)
	(in millions)
Predetermined rate	¥7,123,727	¥1,774,911	¥8,898,638
Floating or adjustable rate	9,281,556	3,175,522	12,457,078

Total	¥16,405,283	¥4,950,433	¥21,355,716

Subsequent to the filing of our Annual Report on Form 20-F for the fiscal year ended March 31, 2005, management determined that the details of the loans due after one year which had predetermined interest rates for the fiscal year ended March 31, 2005 were erroneously disclosed. As a result, such amounts have been restated from the amounts previously reported as follows.

	Domestic
	As previously reported	As restated
	(in millions)
Predetermined rate	¥7,128,380	¥7,123,727

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

IV.    Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by type of borrowers’ business for each of the five fiscal years ended March 31, 2005:

	Fiscal years ended March 31,
	2001	2002	2003		2004		2005
	Old classification	Old classification	Old classification	New classification	Old classification	New classification	Old classification	New classification
	(in millions, except percentages)
Allowance for credit losses at beginning of fiscal year	¥1,137,181	¥1,385,010	¥1,341,608	¥1,341,608	¥1,058,633	¥1,058,633	¥649,346	¥649,346

Provision (credit) for credit losses	652,728	466,947	287,282	287,282	(142,362)	(142,362)	125,109	125,109

Charge-offs:
Domestic:
Manufacturing	26,254	45,226	65,823	65,671	17,224	17,142	67,922	67,917
Construction	39,447	24,063	48,559	48,559	31,226	31,226	6,729	6,729
Real estate	96,371	112,757	181,203	181,203	46,975	46,975	33,322	33,322
Services	52,535	35,349	40,599	45,946	13,646	14,274	7,711	7,646
Wholesale and retail	134,381	80,622	105,952	98,106	42,115	39,387	26,249	25,185
Banks and other financial institutions	15,815	60,333	18,945	18,945	1,123	1,123	8,920	8,920
Communication and information services	—	—	—	4,865	—	2,256	—	1,265
Other industries	4,469	5,236	24,781	22,567	5,978	5,904	4,636	4,505
Consumer	33,725	43,059	38,042	38,042	48,620	48,620 (2)	26,044	26,044 (2)

Total domestic	402,997	406,645	523,904	523,904	206,907	206,907	181,533	181,533
Total foreign	77,050	107,344	116,218	116,218	70,806	70,876	52,094	52,094

Total	480,047	513,989	640,122	640,122	277,713	277,713	233,627	233,627

Recoveries:
Domestic	16,341	30,865	49,074	49,074	11,337	11,337	14,284	14,284
Foreign	18,439	17,944	17,574	17,574	18,699	18,699	9,592	9,592

Total	34,780	48,809	66,648	66,648	30,036	30,036	23,876	23,876

Net charge-offs	445,267	465,180	573,474	573,474	247,677	247,677	209,751	209,751

Others(1)	40,368	12,333	3,217	3,217	(19,248)	(19,248)	3,781	3,781

The deconsolidation of Nippon Trust Bank	—	(57,502)	—	—	—	—	—	—

Allowance for credit losses at end of fiscal year	¥1,385,010	¥1,341,608	¥1,058,633	¥1,058,633	¥649,346	¥649,346	¥568,485	¥568,485

Allowance for credit losses applicable to foreign activities:
Balance at beginning of fiscal year	¥156,576	¥198,820	¥224,830	¥224,830	¥226,612	¥226,612	¥194,714	¥194,714

Balance at end of fiscal year	¥198,820	¥224,830	¥226,612	¥226,612	¥194,714	¥194,714	¥87,315	¥87,315

Provision (credit) for credit losses	¥89,859	¥110,898	¥112,761	¥112,761	¥32,304	¥32,304	¥(67,689)	¥(67,689)

Ratio of net charge-offs during the fiscal year to average loans outstanding during the fiscal year	1.10%	1.18%	1.41%	1.41%	0.61%	0.61%	0.49%	0.49%

Notes:

(1)	Others primarily include foreign exchange translation and discontinued operations adjustments.
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

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥39	¥—	¥9,481	¥2,270	¥486	¥—	¥—	¥108	¥12,384
March 31, 2005	¥—	¥—	¥450	¥137	¥—	¥—	¥—	¥64	¥651
Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal years.

The following table shows an allocation of our allowance for credit losses at March 31 of each of the five fiscal years ended March 31, 2005:

	At March 31,
	2001		2002		2003				2004				2005
	Old Classification		Old Classification		Old Classification		New Classification		Old Classification		New Classification		Old Classification		New Classification
	Amount	% of loans in each category to total loans (Restated)	Amount	% of loans in each category to total loans (Restated)	Amount	% of loans in each category to total loans (Restated)	Amount	% of loans in each category to total loans (Restated)	Amount	% of loans in each category to total loans (Restated)	Amount	% of loans in each category to total loans (Restated)	Amount	% of loans in each category to total loans (Restated)	Amount	% of loans in each category to total loans (Restated)
	(in millions, except percentages)
Domestic:
Manufacturing	¥141,871	13.01%	¥138,706	12.38%	¥112,713	11.97%	¥111,089	11.78%	¥72,977	11.90%	¥72,552	11.75%	¥63,772	12.29%	¥63,417	12.16%
Construction	93,767	3.48	106,573	2.98	54,497	2.49	54,497	2.49	15,174	2.08	15,174	2.08	35,179	1.88	35,179	1.88
Real estate	374,555	9.89	367,315	8.81	181,780	8.11	181,780	8.11	90,667	8.80	90,667	8.80	74,019	9.57	74,019	9.57
Services	132,256	9.28	124,118	8.76	96,428	10.75	100,968	10.61	41,518	9.76	44,737	9.16	91,153	7.37	85,939	6.83
Wholesale and retail	187,731	14.19	198,223	12.53	173,787	12.19	163,546	11.80	83,000	11.13	75,961	10.79	80,333	10.72	74,710	10.42
Banks and other financial institutions	55,350	4.74	36,940	5.11	37,648	4.26	37,648	4.26	19,301	4.20	19,301	4.20	16,473	5.44	16,473	5.44
Communication and information services	—	—	—	—	—	—	18,331	3.16	—	—	5,927	1.63	—	—	12,348	1.39
Other industries	37,725	3.95	37,132	6.78	57,299	9.04	46,293	6.60	31,900	12.43	30,218	11.89	35,361	12.72	34,205	12.30
Consumer	104,775	16.83	85,141	16.54	94,559	17.71	94,559	17.71	81,567	18.92	81,567 *	18.92	76,263	17.64	76,263	17.64
Foreign:
Governments and official institutions	16,868	0.74	32,925	0.75	2,227	0.57	2,227	0.57	1,122	0.45	1,122	0.45	170	0.48	170	0.48
Banks and other financial institutions	8,156	1.45	6,668	1.20	5,275	1.94	5,275	1.94	58,198	2.26	58,198	2.26	8,502	1.80	8,502	1.80
Commercial and industrial	161,628	20.44	176,265	22.58	202,642	20.30	202,642	20.30	129,004	17.68	129,004	17.68	70,046	19.69	70,046	19.69
Other	12,168	2.00	8,972	1.58	16,468	0.67	16,468	0.67	6,390	0.39	6,390	0.39	8,597	0.40	8,597	0.40
Unallocated	58,160	—	22,630	—	23,310	—	23,310	—	18,528	—	18,528	—	8,617	—	8,617	—

Total	¥1,385,010	100.00%	¥1,341,608	100.00%	¥1,058,633	100.00%	¥1,058,633	100.00%	¥649,346	100.00%	¥649,346	100.00%	¥568,485	100.00%	¥568,485	100.00%

Allowance as a percentage of loans	3.45%		3.27%		2.65%		2.65%		1.63%		1.63%		1.31%		1.31%
Allowance as a percentage of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	40.19%		41.35%		50.04%		50.04%		52.82%		52.82%		56.48%		56.48%

*	The credit loss allowance for domestic loans within the “consumer” category in the above table include the credit loss allowance for loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and became able to present a precise breakdown of the balance of the credit loss allowance for such consumer loans by the type of proprietor business. This breakdown at March 31, 2004 and 2005 is presented below in accordance with our new classification:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥292	¥196	¥7,671	¥2,371	¥554	¥13	¥42	¥104	¥11,243
March 31, 2005	¥211	¥146	¥4,962	¥1,769	¥363	¥12	¥35	¥70	¥7,568

Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal year-end dates.

Subsequent to the filing of our Annual Report on Form 20-F for the fiscal year ended March 31, 2005, management determined that % of loans in each category to total loans at March 31 of each of five fiscal years ended March 31, 2005 were erroneously disclosed. As a result, such amounts have been restated from the amounts previously reported as follows:

As previously reported

	2001	2002	2003		2004		2005
	Old classification	Old classification	Old classification	New classification	Old classification	New classification	Old classification	New classification
	% of loans in each category to total loans	% of loans in each category to total loans	% of loans in each category to total loans	% of loans in each category to total loans	% of loans in each category to total loans	% of loans in each category to total loans	% of loans in each category to total loans	% of loans in each category to total loans
	(in millions, except percentages)
Domestic:
Banks and other financial institutions	5.01	5.36	4.50	4.50	4.42	4.42	5.63	5.63
Other industries	3.95	6.78	9.04	6.60	12.43	11.89	12.53	12.11
Consumer	16.56	16.29	17.47	17.47	18.70	18.70	17.64	17.64

Foreign:
Banks and other financial institutions	1.45	1.20	1.94	1.94	2.26	2.26	2.48	2.48
Commercial and industrial	20.44	22.58	20.30	20.30	17.68	17.68	19.01	19.01

As Restated

	2001	2002	2003		2004		2005
	Old Classification	Old Classification	Old Classification	New Classification	Old Classification	New Classification	Old Classification	New Classification
	% of loans in each category to total loans	% of loans in each category to total loans	% of loans in each category to total loans	% of loans in each category to total loans	% of loans in each category to total loans	% of loans in each category to total loans	% of loans in each category to total loans	% of loans in each category to total loans
	(in millions, except percentages)
Domestic:
Banks and other financial institutions	4.74	5.11	4.26	4.26	4.20	4.20	5.44	5.44
Other industries	3.95	6.78	9.04	6.60	12.43	11.89	12.72	12.30
Consumer	16.83	16.54	17.71	17.71	18.92	18.92	17.64	17.64

Foreign:
Banks and other financial institutions	1.45	1.20	1.94	1.94	2.26	2.26	1.80	1.80
Commercial and industrial	20.44	22.58	20.30	20.30	17.68	17.68	19.69	19.69

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

    (Formerly, The Bank of Tokyo-Mitsubishi, Ltd.)

(Kabushiki Kaisha Mitsubishi Tokyo UFJ Ginko

    (Formerly, Kabushiki Kaisha Tokyo Mitsubishi Ginko)):

We have audited the accompanying consolidated balance sheets of The Bank of Tokyo-Mitsubishi UFJ Ltd. (Kabushiki Kaisha Mitsubishi Tokyo UFJ Ginko) (“the Bank”) (formerly, The Bank of Tokyo-Mitsubishi, Ltd. (Kabushiki Kaisha Tokyo Mitsubishi Ginko)) (a wholly owned subsidiary of Mitsubishi UFJ Financial Group, Inc. (Formerly, Mitsubishi Tokyo Financial Group, Inc.)) and subsidiaries (together, the “Group”) as of March 31, 2004 and 2005, and the related consolidated statements of income, changes in equity from nonowner sources, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2005 (all expressed in Japanese Yen). These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 4, 5, 9, 10, 11 and 23 to the consolidated financial statements, the accompanying consolidated balance sheet at March 31, 2005 and certain footnotes to the consolidated financial statements have been restated.

As discussed in Note 1 to the consolidated financial statements, the Bank changed its method of accounting for goodwill and other intangible assets in the fiscal year ended March 31, 2003, and its method of accounting for variable interest entities in the fiscal year ended March 31, 2005.

/s/ Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Tokyo, Japan

August 23, 2005 (February 20, 2006 as to the effects of the restatement discussed in Notes 5, 10 and 23 and reclassifications described in Notes 3 and 29)

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2004 AND 2005

	2004	2005
	(in millions)
ASSETS
Cash and due from banks (Note 10)	¥2,764,182	¥4,027,982
Interest-earning deposits in other banks (Note 10)	3,185,696	3,922,612
Call loans and funds sold (Note 13)	972,613	920,136
Receivables under resale agreements	1,478,497	559,194
Receivables under securities borrowing transactions	4,615,515	5,102,273
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥2,219,093 million in 2004 and ¥2,269,235 million in 2005 (restated)) (Notes 3 and 10)	8,037,863	7,373,679
Investment securities (Notes 4 and 10):
Securities available for sale—carried at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥922,894 million in 2004 and ¥1,571,463 million in 2005 (restated))	20,286,766	21,492,172
Securities being held to maturity—carried at amortized cost (estimated fair value of ¥1,052,662 million in 2004 and ¥2,064,632 million in 2005)	1,052,193	2,047,941
Other investment securities	160,343	275,316

Total investment securities	21,499,302	23,815,429

Loans, net of unearned income and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥683,068 million in 2004 and ¥917,092 million in 2005) (Notes 5 and 10)	39,931,042	43,421,478
Allowance for credit losses (Notes 5 and 6)	(649,346)	(568,485)

Net loans	39,281,696	42,852,993

Premises and equipment—net (Note 7)	434,523	427,385
Accrued interest	93,596	111,484
Customers’ acceptance liability	30,149	43,313
Intangible assets (Note 8)	198,306	216,134
Goodwill (Note 8)	26,910	56,124
Deferred tax assets (Note 9)	747,822	602,807
Other assets (Notes 5 and 16)	1,691,882	2,018,754

Total	¥85,058,552	¥92,050,299

LIABILITIES AND SHAREHOLDER’S EQUITY
Deposits (Note 10 and 11):
Domestic offices:
Non-interest-bearing	¥4,933,248	¥6,869,628
Interest-bearing	41,794,074	40,912,615
Overseas offices:
Non-interest-bearing	2,408,796	2,824,896
Interest-bearing	9,402,876	9,768,817

Total deposits	58,538,994	60,375,956
Debentures (Note 12)	265,957	—
Call money and funds purchased (Notes 10 and 13)	2,638,298	1,552,687
Payables under repurchase agreements (Note 10)	2,739,396	2,696,498
Payables under securities lending transactions (Note 10)	1,437,431	1,981,940
Other short-term borrowings (Notes 10 and 14)	4,379,446	9,631,568
Trading account liabilities (Note 3)	2,374,629	1,871,774
Obligations to return securities received as collateral (Note 3)	2,324,598	3,025,817
Bank acceptances outstanding	30,149	43,313
Accrued interest	70,560	79,797
Long-term debt (Notes 10 and 14)	5,086,993	5,196,388
Other liabilities (Notes 9, 15 and 16)	2,399,968	2,427,976

Total liabilities	82,286,419	88,883,714

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

	2004	2005
	(in millions)
Trading account assets:
Trading securities:
Japanese government, prefectural and municipal bonds	¥1,593,555	¥2,686,769
Commercial paper	2,966,643	1,490,066
Foreign governments bonds and other securities	1,182,408	1,319,239

Total	5,742,606	5,496,074

Trading derivative assets:
Interest rate contracts:
Forwards and futures	13,327	3,102
Swaps and swap-related products	2,919,846	2,451,557
Options purchased	93,994	98,068

Total	3,027,167	2,552,727

Foreign exchange contracts:
Forwards and futures	534,113	540,104
Swaps	284,590	253,641
Options purchased	86,992	103,161

Total	905,695	896,906

Other contracts, mainly equity and credit-related contracts	26,784	56,333
Bilateral netting of derivatives under master netting agreements	(1,664,389)	(1,628,361)

Total	¥8,037,863	¥7,373,679

Trading account liabilities:
Trading securities sold, not yet purchased	¥191,463	¥40,246
Trading derivative liabilities:
Interest rate contracts:
Forwards and futures	11,236	4,433
Swaps and swap-related products	2,791,918	2,378,973
Options written	96,454	94,416

Total	2,899,608	2,477,822

Foreign exchange contracts:
Forwards and futures	484,005	542,166
Swaps	319,970	277,116
Options written	86,709	87,491

Total	890,684	906,773

Other contracts, mainly equity and credit-related contracts	57,263	75,294
Bilateral netting of derivatives under master netting agreements	(1,664,389)	(1,628,361)

Total	¥2,374,629	¥1,871,774

See Note 29 for the methodologies and assumptions used to estimate fair values.

Subsequent to the issuance of the Group’s consolidated financial statements for the fiscal year ended March 31, 2005, management determined that it would be more appropriate to present certain transactions to cover short sales, which were previously presented as Trading account liabilities—Trading securities sold, not yet purchased, as Obligation to return securities received as collateral to accomplish a more consistent presentation of similar

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

transactions within the Group. As a result, the corresponding amounts of such transactions at March 31, 2004 and 2005 have been reclassified accordingly.

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

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    LOANS

Loans at March 31, 2004 and 2005 by domicile and type of industry of borrower are summarized below:

Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan.

	2004 (Restated)		2005 (Restated)
	(in millions)
Domestic:
Manufacturing	¥4,692,433		¥5,280,555
Construction	832,758		815,051
Real estate	3,515,717		4,156,975
Services	3,661,758		2,965,772
Wholesale and retail	4,311,980		4,527,379
Banks and other financial institutions	1,676,785		2,364,504
Communication and information services	650,983		605,910
Other industries	4,750,575		5,344,587
Consumer	7,562,590	(2)	7,662,809	(2)

Total domestic	31,655,579		33,723,542

Foreign:
Governments and official institutions	178,402		209,060
Banks and other financial institutions	904,841		780,666
Commercial and industrial	7,063,034		8,553,679
Other	156,369		171,514

Total foreign	8,302,646		9,714,919

Less unearned income and deferred loan fees—net	27,183		16,983

Total(1)	¥39,931,042		¥43,421,478

Notes:

(1)	The above table includes loans held for sale of ¥9,960 million and ¥33,246 million at March 31, 2004 and 2005, respectively.
(2)	Domestic loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, the Bank’s credit administration system was upgraded and became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business. This breakdown at March 31, 2004 and 2005 is presented below:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
March 31, 2004	¥28,229	¥19,283	¥738,377	¥230,730	¥52,253	¥1,200	¥4,121	¥10,620	¥1,084,813
March 31, 2005	¥23,023	¥16,157	¥542,969	¥193,417	¥39,806	¥1,126	¥3,681	¥7,782	¥827,961

Subsequent to the issuance of the Group’s consolidated financial statements for the fiscal year ended March 31, 2005, management determined that the details of loans by domicile and type of industry of borrower for the fiscal year ended March 31, 2004 and 2005 were erroneously disclosed. These errors had no impact on the consolidated

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

financial position or results of operations. As a result, such amounts have no impact on the consolidated financial position or results of operations. As a result, such amounts have been restated from the amounts previously reported as follows:

	2004		2005
	As previously reported	As restated	As previously reported	As restated
	(in millions)
Domestic:
Banks and other financial institutions	¥1,765,377	¥1,676,785	¥2,447,443	¥2,364,504
Other industries	4,750,575	4,750,575	5,261,648	5,344,587
Consumer	7,473,998	7,562,590	7,662,809	7,662,809

Foreign:
Banks and other financial institutions	904,841	904,841	1,075,339	780,666
Commercial and industrial	7,063,034	7,063,034	8,259,006	8,553,679

Substantially all domestic loans are made under agreements which, as is customary in Japan, provide that a bank may, under certain conditions, require the borrower to provide collateral (or additional collateral) or guarantees with respect to the loans, and that the bank may treat any collateral, whether furnished as security for loans or otherwise, as collateral for all indebtedness to the bank. At March 31, 2004 and 2005, such collateralized loans originated by the Group, which were principally collateralized by real estate, marketable securities and accounts receivable, amounted to ¥5,587,347 million and ¥5,020,175 million, respectively, which represented 18% and 15%, respectively, of the total domestic loans at March 31, 2004 and 2005.

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

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In March 1999, the Bank sold a 50% undivided interest in its head office land and building (including structure and equipment) for ¥91,500 million and in its main office land and building (including structure and equipment) for ¥9,100 million to an unrelated real estate company. At the same time, the Bank entered an agreement to lease back the 50% undivided interest in the buildings sold from the buyer over a period of 7 years. The Bank accounted for these transactions as financing arrangements, and recorded the total proceeds of ¥100,600 million as a financing obligation. Under the lease agreement, the Bank made non-interest-bearing deposits of ¥8,000 million with the buyer-lessor in March 1999. The lease payments are determined each year upon negotiations with the buyer-lessor, based on future market conditions and expenditures for significant improvements and the related expenses of the buildings to be born by the buyer-lessor. The lease agreement is noncancelable during the lease period of 7 years. At the end of the lease, the Bank has no obligations or options specified in the lease agreement.

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

10.    PLEDGED ASSETS AND COLLATERAL

Pledged Assets

At March 31, 2005, assets mortgaged, pledged, or otherwise subject to lien were as follows:

(in millions) (Restated)
Due from banks	¥4
Trading account securities	2,301,452
Investment securities	4,991,587
Loans	4,598,759
Other	20,417

Total	¥11,912,219

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The above pledged assets are classified by type of liabilities to which they relate as follows:

(in millions) (Restated)
Deposits	¥265,234
Call money and funds purchased	545,135
Payables under repurchase agreements and securities lending transactions	3,549,694
Other short-term borrowings and long-term debt	7,545,884
Other	6,272

Total	¥11,912,219

Subsequent to the issuance of the Group’s consolidated financial statements for the fiscal year ended March 31, 2005, management determined that the amounts of assets mortgaged, pledged, or otherwise subject to lien and type or liabilities to which they relate for the fiscal year ended March 31, 2005 were erroneously disclosed. These errors had no impact on the consolidated financial position or results of operations. As a result, such amounts have been restated from the amounts previously reported as follows:

Assets mortgaged, pledged, or otherwise subject to lien:

	2005
	As previously reported	As restated
	(in millions)
Trading account securities	¥2,658,751	¥2,301,452
Investment securities	4,858,397	4,991,587
Loans	4,731,949	4,598,759

Type of liabilities to which the above pledged assets relate:

	2005
	As previously reported	As restated
	(in millions)
Payables under repurchase agreements and securities lending transactions	¥3,906,993	¥3,549,694

In addition, the trading account assets and investment securities pledged that secured parties are permitted to sell or repledge for the fiscal years ended March 31, 2005 were erroneously disclosed. Such amounts have been restated from the amounts previously reported as follows in the parenthetic note to the Trading account assets and Securities available for sale in the consolidated balance sheet:

	2005
	As previously reported	As restated
	(in millions)
Trading account assets pledged that secured parties are permitted to sell or repledge	¥2,626,534	¥2,269,235
Securities available for sale pledged that secured parties are permitted to sell or repledge	1,557,907	1,571,463

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

Secured parties, including creditors and counterparties to certain transactions with the Group, may sell or repledge financial assets provided as collateral. Certain contracts, however, may not be specific about the secured party’s right to sell or repledge collateral under the applicable statutes and, therefore, whether or not the secured party is permitted to sell or repledge a collateral would differ depending on the interpretations of specific provisions of the existing statutes, contract or certain market practices. If the Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the Group reports such pledged financial assets separately on the face of the consolidated balance sheets. At March 31, 2005, the Group pledged ¥12,816 billion of assets that may not be sold or repledged by the secured parties.

Subsequent to the issuance of the Group’s consolidated financial statements for the fiscal year ended March 31, 2005, management determined that the amount of pledged assets that may not be sold or repledged by the secured parties for the fiscal year ended March 31, 2005 were erroneously disclosed. These errors had no impact on the consolidated financial position or results of operations. As a result, such amounts have been restated from the amounts previously reported as follows:

	2005
	As previously reported	As restated
	(in billions)
Pledged assets that may not be sold or repledged by the secured parties	¥12,835	¥12,816

The Group accepts collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that the Group may require the customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability is authorized by applicable legislation. In principle, Japanese legislation permits the Group to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

collateral may be sold or repledged by the secured parties. At March 31, 2005, the fair value of the collateral accepted by the Group that is permitted to be sold or repledged was approximately ¥10,327 billion, of which approximately ¥5,072 billion was sold or repledged. The amount includes the collateral that may be repledged under the current Japanese legislation but the Group does not dispose of before counterparties’ default in accordance with the customary practice within the Japanese banking industry.

Subsequent to the issuance of the Group’s consolidated financial statements for the fiscal year ended March 31, 2005, management determined that the fair value of the collateral accepted by the Group which was sold or repledged for the fiscal year ended March 31, 2005 were erroneously disclosed. These errors had no impact on the consolidated financial position or results of operations. As a result, such amounts have been restated from the amounts previously reported as follows:

	2005
	As previously reported	As restated
	(in billions)
The fair value of the collateral accepted by the Group which was sold or repledged	¥4,937	¥5,072

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

At March 31, 2004	Maximum potential/ Contractual or Notional amount	Amount by expiration period
		Less than 1 year (Restated)	1-2 years (Restated)	2-3 years (Restated)	3-5 years (Restated)	Over 5 years (Restated)
	(in billions)
Standby letters of credit and financial guarantees	¥2,561	¥1,340	¥120	¥75	¥127	¥899
Performance guarantees	1,192	669	191	125	122	85
Liquidity facilities	555	555	—	—	—	—
Derivative instruments	20,731	16,135	1,339	1,121	1,557	579
Other	309	309	—	—	—	—

Total	¥25,348	¥19,008	¥1,650	¥1,321	¥1,806	¥1,563

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2005	Maximum potential/ Contractual or Notional amount (Restated)	Amount by expiration period
		Less than 1 year (Restated)	1-2 years (Restated)	2-3 years (Restated)	3-5 years (Restated)	Over 5 years (Restated)
	(in billions)
Standby letters of credit and financial guarantees	¥2,482	¥1,247	¥124	¥97	¥244	¥770
Performance guarantees	1,353	773	214	113	175	78
Derivative instruments	15,983	9,598	2,212	1,803	1,497	873
Other	512	512	—	—	—	—

Total	¥20,330	¥12,130	¥2,550	¥2,013	¥1,916	¥1,721

Subsequent to the issuance of the Group’s consolidated financial statements for the fiscal year ended March 31, 2005, management determined that the contractual amounts of obligations under guarantees for the fiscal year ended March 31, 2004 and March 31, 2005 were erroneously disclosed. These errors had no impact on the consolidated financial position or results of operations. As a result, such amounts have been restated from the amounts previously reported as follows:

	Maximum potential/ Contractual or Notional amount		Amount by expiration period
			Less than 1 year		1-2 years		2-3 years		3-5 years		Over 5 years
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
	(in billions)
At March 31, 2004
Standby letters of credit and financial guarantees	¥2,561	¥2,561	¥1,043	¥1,340	¥198	¥120	¥159	¥75	¥252	¥127	¥909	¥899
Performance guarantees	1,192	1,192	654	669	199	191	128	125	126	122	85	85
At March 31, 2005
Standby letters of credit and financial guarantees	¥3,754	¥2,482	¥928	¥1,247	¥659	¥124	¥257	¥97	¥686	¥244	¥1,224	¥770
Performance guarantees	1,353	1,353	264	773	564	214	191	113	203	175	131	78

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

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Other Off-Balance-Sheet Instruments

In addition to obligations under guarantees set forth above, the Group issues other off-balance-sheet instruments for purposes other than trading. Such off-balance-sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the Group provides to meet the financing needs of its customers. Once the Group issues these financial instruments, the Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31, 2005, approximately 75% of these commitments will expire within one year, 23% from one year to five years and 2% after five years. The table below summarizes the contractual amounts with regard to these commitments at March 31, 2004 and 2005.

	2004 (Restated)	2005 (Restated)
	(in billions)
Commitments to extend credit	¥22,857	¥24,601
Commercial letters of credit	377	458
Resale and repurchase agreements	186	—
Commitments to make investments	39	15

Subsequent to the issuance of the Group’s consolidated financial statements for the fiscal year ended March 31, 2005, management determined that the commitment amounts of resale and repurchase agreements for the fiscal

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

year ended March 31, 2004 and March 31, 2005 were erroneously disclosed. These errors had no impact on the consolidated financial position or results of operations. As a result, such amounts have been restated from the amounts previously reported as follows:

	2004		2005
	As previously reported	As restated	As previously reported	As restated
	(in billions)
Resale and repurchase agreements	¥206	¥ 186	¥372	¥—

In addition, the approximate remaining terms of these commitments at March 31, 2005 were also erroneously disclosed and have been restated as follows:

	2005
	Within one year		From one year to five years		After five years
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
Approximate remaining terms of these commitments	65%	75%	29%	23%	6%	2%

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

The following is a summary of carrying amounts and estimated fair values of financial instruments at March 31, 2004 and 2005:

	2004		2005
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions)
Financial assets:
Cash, due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	¥13,017	¥13,017	¥14,532	¥14,532
Trading account assets, excluding derivatives	5,743	5,743	5,496	5,496
Investment securities	21,339	21,339	23,540	23,557
Loans, net of allowance for credit losses	39,282	39,437	42,853	42,980
Other financial assets	1,759	1,759	2,017	2,017
Derivative financial instruments:
Trading activities	2,295	2,295	1,878	1,878
Activities qualifying for hedges	5	5	2	2
Financial liabilities:
Non-interest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	¥14,157	¥14,157	¥15,926	¥15,926
Interest-bearing deposits	51,197	51,194	50,681	50,674
Debentures	266	266	—	—
Trading account liabilities, excluding derivatives	191	191	40	40
Obligations to return securities received as collateral	2,325	2,325	3,026	3,026
Other short-term borrowings	4,379	4,379	9,632	9,632
Long-term debt	5,087	5,173	5,196	5,287
Other financial liabilities	1,761	1,761	1,771	1,771
Derivative financial instruments:
Trading activities	2,183	2,183	1,832	1,832

As a result of the reclassification described in Note 3, certain transactions to cover short sales, which were previously presented as Trading account liabilities, excluding derivatives, have been reclassified into Obligation to return securities received as collateral.

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

In 2002, 2003 and 2004, UNBC also granted 6,000, 6,000 and 16,000 shares of restricted stock with weighted average grant date fair values of $45.00, $46.95 and $61.50, respectively, to key officers, including policy-

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

making officers, under the 2000 Stock Plan. The awards of restricted stock vest pro-rata on each anniversary of the grant date and become fully vested four years from the grant date for awards in 2002 and 2003 and three years from the grant date for awards in 2004, provided that the employee has completed the specified continuous service requirement. They vest earlier if the employee dies, is permanently and totally disabled, or retires under certain grant, age, and service conditions. Restricted shareholders have the right to vote their restricted shares and receive dividends.

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

THE BANK OF TOKYO-MITSUBISHI, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

By:	/s/ NOBUO KUROYANAGI
	Name:	Nobuo Kuroyanagi
	Title:	President

Date: February 28, 2006

EXHIBIT INDEX

Exhibit	Description

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).(1)

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).(1)