Form 20-F
period 2006-03-31
BANK OF TOKYO - MITSUBISHI UFJ, LTD
filed 2006-09-28
CIK 852743

As filed with the Securities and Exchange Commission on September 28, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006

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

At August 31, 2006, (1) 9,822,054,986 shares of common stock and (2) 356,700,000 shares of preferred stock were issued.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes   ☐    No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such short period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes   ☒    No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐ Accelerated filer    ☐   Non-accelerated filer    ☒

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

As the context requires, when we refer in this Annual Report to “we,” “us,” “our” and “BTMU,” we mean The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its consolidated subsidiaries as well as The Bank of Tokyo-Mitsubishi UFJ, Ltd. References to “UFJ Bank” are to UFJ Bank Limited as well as UFJ Bank Limited and its consolidated subsidiaries, as the context requires. References in this Annual Report to “yen” or “¥” are to Japanese yen and references to “US dollars,” “US dollar,” “dollars,” “US$” or “$” are to United States dollars. Our fiscal year ends on March 31 of each year. From time to time, we may refer to the fiscal year ended March 31, 2006 in this Annual Report as fiscal 2005 or the 2005 fiscal year. We may also refer to other fiscal years in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

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

Item 2.    Offer Statistics and Expected Timetable.

Not applicable.

Item 3.    Key Information.

A.    Selected Financial Data

The selected statement of income data and selected balance sheet data set forth below have been derived from our audited consolidated financial statements. On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc., the parent company of The Bank of Tokyo-Mitsubishi, Ltd., merged with UFJ Holdings, Inc., the parent company of UFJ Bank Limited, with Mitsubishi Tokyo Financial Group, Inc. being the surviving entity. Upon consummation of the merger, Mitsubishi Tokyo Financial Group, Inc. changed its name to Mitsubishi UFJ Financial Group, Inc. The merger was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries were recorded at fair value as of October 1, 2005. Therefore, although the merger of Bank of Tokyo-Mitsubishi with UFJ Bank occurred and Bank of Tokyo-Mitsubishi changed its name to The Bank of Tokyo-Mitsubishi UFJ, Ltd. on January 1, 2006, the results of operations of UFJ Bank and its subsidiaries have been included in our consolidated financial statements since October 1, 2005. Numbers as of and for the fiscal years ended March 31, 2002, 2003, 2004 and 2005 reflect the financial position and results of Bank of Tokyo-Mitsubishi and its subsidiaries only. Numbers as of March 31, 2006 reflect the financial position of Bank of Tokyo-Mitsubishi UFJ while numbers for the fiscal year ended March 31, 2006 comprised the results of Bank of Tokyo-Mitsubishi and its subsidiaries for the six months ended September 30, 2005 and the results of Bank of Tokyo-Mitsubishi UFJ from October 1, 2005 to March 31, 2006. See note 2 to our consolidated financial statements for more information.

Except for risk-adjusted capital ratios, which are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, and the average balance information, the selected financial data set forth below are derived from our consolidated financial statements prepared in accordance with US GAAP. In the fiscal year ended March 31, 2006, the international correspondent banking operations of UnionBanCal Corporation, our U.S. subsidiary, were discontinued and certain figures in prior fiscal years were reclassified to discontinued operations to conform to the presentation for the fiscal year ended March 31, 2006.

You should read the selected financial data set forth below in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and other financial data included elsewhere in this Annual Report on Form 20-F. These data are qualified in their entirety by reference to all of that information.

	Fiscal years ended March 31,
	2002	2003		2004	2005	2006
	(in millions, except per share data and number of shares)
Statement of income data:
Interest income	¥1,661,335	¥1,256,243		¥1,116,300	¥1,194,507	¥2,249,309
Interest expense	778,974	433,200		337,544	388,098	728,762

Net interest income	882,361	823,043		778,756	806,409	1,520,547
Provision (credit) for credit losses	467,551	287,282		(142,617)	123,945	163,416

Net interest income after provision (credit) for credit losses	414,810	535,761		921,373	682,464	1,357,131
Non-interest income	306,141	716,615		973,689	795,682	556,849
Non-interest expense	941,807	966,737		1,028,304	954,258	1,616,828

Income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle	(220,856)	285,639		866,758	523,888	297,152
Income tax expense (benefit)	(78,713)	48,406		331,103	237,296	68,921

Income (loss) from continuing operations before cumulative effect of a change in accounting principle	(142,143)	237,233		535,655	286,592	228,231
Income from discontinued operations—net	3,605	12,277		1,946	1,493	8,973
Cumulative effect of a change in accounting principle, net of tax(1)	5,867	(532)		—	(977)	(8,425)

Net income (loss)	¥(132,671)	¥248,978		¥537,601	¥287,108	¥228,779

Net income (loss) available to a common shareholder	¥(139,387)	¥245,620		¥527,528	¥280,392	¥221,780

Amounts per share:
Basic earnings (loss) per common share—income (loss) from continuing operations available to a common shareholder before cumulative effect of a change in accounting principle	¥(31.84)	¥49.98		¥104.72	¥55.76	¥30.64
Basic earnings (loss) per common share—net income (loss) available to a common shareholder	(29.82)	52.49		105.10	55.87	30.72
Diluted earnings (loss) per common share—income (loss) from continuing operations available to a common shareholder before cumulative effect of a change in accounting principle	(31.84)	46.65		104.43	55.50	27.01
Diluted earnings (loss) per common share—net income (loss) available to a common shareholder	(29.82)	49.11		104.81	55.61	27.07
Number of shares used to calculate basic earnings per common share (in thousands)	4,675,454	4,679,226		5,019,470	5,019,470	7,219,739
Number of shares used to calculate diluted earnings per common share (in thousands)	4,675,454	4,777,359	(2)	5,019,470	5,019,470	8,119,446	(3)
Cash dividends per share declared during the fiscal year:
—Common share	¥14.96	¥3.00		¥7.73	¥34.71	¥157.21
	$0.12	$0.03		$0.07	$0.32	$1.33
—Preferred share (Class 1)	¥82.50	¥41.25		¥123.75	¥82.50	¥41.25
	$0.67	$0.34		$1.07	$0.78	$0.38
—Preferred share (Class 2)	—	—		—	—	¥36.42
	—	—		—	—	$0.31

	At March 31,
	2002	2003		2004	2005	2006
	(in millions)
Balance sheet data:
Total assets	¥76,631,154	¥77,680,387		¥85,058,552	¥92,050,299	¥158,825,706
Loans, net of allowance for credit losses	39,531,962	38,757,171		39,113,565	42,686,305	84,923,276
Total liabilities	74,724,150	75,744,644		82,286,419	88,883,714	150,556,223
Deposits	51,617,954	55,059,970		58,369,249	60,224,192	114,062,281
Long-term debt	4,893,142	4,607,359		5,086,993	5,196,388	11,925,838
Total shareholder’s equity	1,907,004	1,935,743		2,772,133	3,166,585	8,269,483
Common stock	663,870	749,873		749,873	749,873	871,973

	Fiscal years ended March 31,
	2002	2003	2004	2005	2006
	(in millions, except percentages)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Other financial data:
Average balances:
Interest-earning assets	¥67,699,374	¥68,166,517	¥72,394,249	¥82,220,483	¥112,023,359
Interest-bearing liabilities	62,031,100	62,252,204	67,026,490	75,632,995	98,073,940
Total assets	74,462,895	76,642,166	83,474,334	92,584,867	132,835,133
Total shareholder’s equity	2,250,176	1,765,204	2,398,816	2,769,260	5,485,014

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Return on equity and assets:
Net income (loss) available to a common shareholder as a percentage of total average assets	(0.19)%	0.32%	0.63%	0.30%	0.17%
Net income (loss) available to a common shareholder as a percentage of total average shareholder’s equity	(6.19)%	13.91%	21.99%	10.13%	4.04%
Dividends per common share as a percentage of basic earnings per common share	— (4)	5.72%	7.35%	62.13%	511.75%
Total average shareholder’s equity as a percentage of total average assets	3.02%	2.30%	2.87%	2.99%	4.13%
Net interest income as a percentage of total average interest-earning assets	1.30%	1.21%	1.08%	0.98%	1.36%

Credit quality data:
Allowance for credit losses	¥1,341,608	¥1,058,633	¥649,339	¥567,651	¥912,997
Allowance for credit losses as a percentage of loans	3.28%	2.66%	1.63%	1.31%	1.06%
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	¥3,244,281	¥2,115,654	¥1,229,157	¥1,005,049	¥1,850,892
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of loans	7.94%	5.31%	3.09%	2.32%	2.16%
Allowance for credit losses as a percentage of nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	41.35%	50.04%	52.83%	56.48%	49.33%
Net loan charge-offs	¥465,784	¥573,474	¥247,429	¥209,446	¥107,756

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net loan charge-offs as a percentage of average loans	1.19%	1.42%	0.61%	0.49%	0.17%
Average interest rate spread	1.19%	1.14%	1.04%	0.94%	1.27%
Risk-adjusted capital ratio calculated under Japanese GAAP(5)	10.29%	10.43%	11.97%	11.83%	12.48%

Notes:

(1)	Effective April 1, 2001, we adopted Statement of Financial Accounting Standards, or SFAS, No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and SFAS No. 138. On April 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Effective April 1, 2004, we adopted Financial Accounting Standards Board Interpretation, or FIN, No.46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” Effective March 31, 2006, we adopted FIN No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143.”
(2)	Includes the common shares potentially issuable pursuant to the 3% exchangeable guaranteed notes due 2002. These notes were redeemed in November 2002.
(3)	Includes the common shares potentially issuable by conversion of the Class 3, Class 4, and Class 5 Preferred Stocks.
(4)	Percentages against basic loss per common share have not been presented because such information is not meaningful.
(5)	Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP.

Exchange Rate Information

The tables below set forth, for each period indicated, the noon buying rate in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. On September 26, 2006, the noon buying rate was $1.00 equals ¥117.16 and the inverse noon buying rate was ¥100 equals $0.85.

	Year 2006
	March	April	May	June	July	August	September(1)
High	¥119.07	¥118.66	¥113.46	¥116.42	¥117.44	¥117.35	¥118.02
Low	115.89	113.79	110.07	111.66	113.97	114.21	116.04

(1)	Period from September 1 to September 26.

	Fiscal year ended March 31,
	2002	2003	2004	2005	2006
Average (of month-end rates)	¥125.64	¥121.10	¥112.75	¥107.28	¥113.67

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

Risks Relating to Our Business

We may have difficulty integrating the business and operations previously operated by Bank of Tokyo-Mitsubishi and UFJ Bank and, as a result, may have difficulty achieving the benefits expected from the integration.

Although the merger between Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited was completed in January 2006, our ability to realize fully the growth opportunities and other expected benefits of the merger depends in part on the continued successful integration of the domestic branch and subsidiary network, head office functions, information and management systems, personnel and customer base and other resources and aspects of the two banks. To realize the anticipated benefits of the merger, we are currently implementing a business integration plan that is complex, time-consuming and costly. Achieving the targeted revenue synergies and cost savings is dependent on the continued successful implementation of the integration plan. Risks to the continued successful completion of the ongoing integration process include:

•	potential disruptions of our ongoing business and the distraction of our management;

•	delays or other difficulties in coordinating, consolidating and integrating the domestic branch and subsidiary networks, head office functions, information and management systems, and customer products and services of the two banks, which may prevent us from enhancing the convenience and efficiency of our branch and subsidiary network and operational systems as planned;

•	impairment of relationships with customers, employees and strategic partners;

•	corporate cultural or other difficulties in integrating management, key employees and other personnel;

•	unanticipated difficulties in identifying and streamlining redundant operations and assets;

•	delays, increased costs or other problems in transitioning relevant operations and facilities smoothly to a common information technology system;

•	unanticipated asset-quality problems in our asset portfolio that may cause significant losses on write-downs or require additional allowances to be established; and

•	unanticipated expenses related to the ongoing integration process.

We may not succeed in addressing these risks or other problems encountered in the ongoing integration process. The merger was implemented on January 1, 2006 after being postponed from October 1, 2005 to enable additional testing of the two banks’ systems intended to minimize risks arising from the merger. We have set the objective of commencing the transfer to our new IT system from the first half of 2008.

Significant or unexpected costs may be incurred during the ongoing integration process, preventing us from achieving the previously announced cost reduction targets as scheduled or at all. In addition, previously expected revenue synergies may not materialize in the expected time period if we fail to address any problems that arise in the ongoing integration process. If we are unable to resolve smoothly any problems that arise in the ongoing integration process, our business, results of operations and financial condition may be materially and adversely affected. For additional information on the merger, see “Item 4.B. Business Overview”.

Significant costs have been and will continue to be incurred in the course of the ongoing integration process.

We have incurred and expect to incur significant costs related to the ongoing integration. We will incur, for the first few years following the merger, significant expenses to close overlapping branches and subsidiaries and to integrate IT systems and other operations. We may also incur additional unanticipated expenses in connection with the integration of the operations, information systems, domestic branch office network and personnel of the two banks.

We may suffer additional losses in the future due to problem loans.

We suffered from asset quality problems beginning in the early 1990s. Despite our progress in reducing the level of our problem loans, a number of borrowers are still facing challenging circumstances. Additionally, our consumer lending exposure has increased significantly as a result of the merger between Bank of Tokyo-Mitsubishi and UFJ Bank. Our problem loans and credit-related expenses could increase if:

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

Our allowance for credit losses in our loan portfolios is based on evaluations, assumptions and estimates about customers, the value of collateral we hold and the economy as a whole. Our loan losses could prove to be materially different from the estimates and could materially exceed these allowances. If actual loan losses are higher than currently expected, the current allowances for credit losses will be insufficient. We may incur credit losses or have to provide for additional allowance for credit losses if:

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

The credit quality of our loan portfolio may be adversely affected by the continuing financial difficulties facing some companies operating in the Japanese real estate, trading, wholesale and retail, and manufacturing sectors.

We have large exposures to some borrowers in the Japanese real estate, trading, wholesale and retail, and manufacturing sectors, and are thus exposed to the ongoing financial difficulties faced by some borrowers operating in those sectors. Some of the companies in these sectors to which we have extended credit are exposed to ongoing financial difficulties and they may be in restructuring negotiations or considering whether to seek bankruptcy protection. If these companies are unsuccessful in their restructuring efforts due to continuing financial and operational difficulties or other factors, are otherwise forced to seek bankruptcy protection, or if other lenders discontinue or decrease their financial support to these companies for any reason, there may be further significant deterioration in the credit quality of our loan portfolio, which would expose us to further loan losses. For a detailed discussion of our exposure to these sectors, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans” and “Selected Statistical Data—Loan Portfolio.”

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

Some Japanese financial institutions, including banks, non-bank lending and credit institutions, affiliates of securities companies and insurance companies, are still experiencing declining asset quality and capital adequacy and other financial problems. This may lead to severe liquidity and solvency problems, which have in the past resulted in the liquidation, government control or restructuring of affected institutions. The continued financial difficulties of other financial institutions could adversely affect us because:

•	we have extended loans, some of which are classified as nonaccrual and restructured loans, to banks and other financial institutions that are not our consolidated subsidiaries;

•	we are a shareholder of some other banks and financial institutions that are not our consolidated subsidiaries;

•	we may be requested to participate in providing assistance to support distressed financial institutions that are not our consolidated subsidiaries;

•	if the government takes control of major financial institutions, we will become a direct competitor of government-controlled financial institutions and may be at a competitive disadvantage if the Japanese government provides regulatory, tax, funding or other benefits to those financial institutions to strengthen their capital, facilitate their sale or otherwise;

•	deposit insurance premiums could rise if deposit insurance funds prove to be inadequate;

•	bankruptcies or government support or control of financial institutions could generally undermine depositor confidence or adversely affect the overall banking environment; and

•	negative media coverage of the Japanese banking industry, regardless of its accuracy and applicability to us, could affect investor sentiment and have a materially adverse effect on the price of our securities.

If the goodwill recorded in connection with the merger becomes impaired, we may be required to record impairment charges, which may adversely affect our financial results and the price of our securities.

In accordance with US GAAP, we have accounted for the merger with UFJ Bank using the purchase method of accounting. We allocated the total purchase price to our assets and liabilities based on the proportionate share of the fair values of those assets and liabilities. We will incur additional amortization expense over the estimated useful lives of certain of the identifiable intangible assets acquired in connection with the transaction. In addition, we recorded the excess of the purchase price over the fair values of UFJ Bank’s assets and liabilities as goodwill. If the recorded goodwill becomes impaired, we may be required to incur material charges relating to the impairment of goodwill. If the anticipated benefits of the merger are not achieved, our financial results and the price of our securities could be adversely affected.

We may experience difficulties implementing effective internal controls.

In order to operate as a global financial institution, it is essential for us to have effective internal controls, corporate compliance functions, and accounting systems to manage our assets and operations. Moreover, under the U.S. Sarbanes-Oxley Act of 2002, which applies by reason of our status as an SEC reporting company, we are required to establish internal control over our financial reporting and our management is required to assess the effectiveness of internal control over financial reporting and disclose whether such internal control is effective beginning from the fiscal year ending March 31, 2007. Our auditors must also conduct an audit to evaluate management’s assessment of the effectiveness of the internal control over financial reporting, and then render an opinion on our assessment and the effectiveness of our internal control over financial reporting. For the fiscal year ended March 31, 2006, our independent registered public accounting firm reported that they had identified errors in our initial US GAAP adjusting journal entries and concluded that those errors indicate material weaknesses in control activities, risk assessment, and monitoring activities in the US GAAP conversion processes. Management assessed by itself the auditor’s findings in connection with the errors in the initial US GAAP adjusting journal entries and concluded that there were material weaknesses in our internal control over financial reporting with respect to the US GAAP conversion processes. We are in the process of adopting and implementing remedial measures designed to address the issues identified by our auditor and expect to have the material remedial measures in place by March 2007.

Designing and implementing an effective system of internal controls capable of monitoring and managing our business and operations represents a significant challenge. Our internal control framework needs to have the ability to identify and prevent similar occurrences on a group-wide basis. The design and implementation of internal controls may require significant management and human resources, and result in considerable costs. In addition, as a result of unanticipated issues, we may need to take a permitted scope limitation on our assessment of internal control over financial reporting, may report material weaknesses in our internal control over financial reporting or may be unable to assert that our internal control over financial reporting is effective. If such circumstances arise, it could adversely affect the market’s perception of us.

We may be adversely affected if economic conditions in Japan worsen.

Since the early 1990s, the Japanese economy has performed poorly due to a number of factors, including weak consumer spending and lower capital investment by Japanese companies, causing a large number of corporate bankruptcies and the failure of several major financial institutions. Although some economic indicators and stock prices continued to improve during the fiscal year ended March 31, 2006, if the economy weakens, then our earnings and credit quality may be adversely affected. For a discussion of Japan’s current economic environment, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Business Environment—Economic Environment in Japan.”

Changes in interest rate policy, particularly unexpected or sudden increases in interest rates, could adversely affect the value of our bond and financial derivative portfolios, problem loans and results of operations.

We hold a significant amount of Japanese government bonds and foreign bonds, including U.S. Treasury bonds. We also hold a large financial derivative portfolio, consisting primarily of interest-rate futures, swaps and options, for our asset liability management. An increase in relevant interest rates, particularly if such increase is unexpected or sudden, may negatively affect the value of our bond portfolio and reduce the so called “spread,” which is the difference between the rate of interest earned and the rate of interest paid. In addition, an increase in relevant interest rates may increase losses on our derivative portfolio and increase our problem loans as some of our borrowers may not be able to meet the increased interest payment requirements, thereby adversely affecting our results of operations and financial condition. For a detailed discussion of our bond portfolio, see “Selected Statistical Data—Investment Portfolio.”

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

We are required to maintain risk-weighted capital ratios above the levels specified in the capital adequacy guidelines of the Financial Services Agency of Japan. The capital ratios are calculated in accordance with Japanese banking regulations based on information derived from the relevant entity’s financial statements prepared in accordance with Japanese GAAP. Our subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A., referred to collectively as UNBC, are subject to similar U.S. capital adequacy guidelines. We or our subsidiary banks may be unable to continue to satisfy the capital adequacy requirements because of:

•	credit costs we or our subsidiary banks may incur as we dispose of problem loans and remove impaired assets from our balance sheet;

•	credit costs we or our subsidiary banks may incur due to losses from a future deterioration in asset quality;

•	a reduction in the value of our or our subsidiary banks’ deferred tax assets;

•	changes in accounting rules or in the guidelines regarding the calculation of capital ratios;

•	declines in the value of our or our subsidiary banks’ securities portfolio;

•	the inability of us or our subsidiary banks to refinance subordinated debt obligations with equally subordinated debt;

•	adverse changes in foreign currency exchange rates; and

•	other adverse developments discussed in these risk factors.

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

Our capital ratios may also be negatively affected by regulatory changes.

Several proposed regulatory changes could have an adverse impact on our capital ratios. For example, in December 2005, the Financial Services Agency promulgated revised capital adequacy guidelines, effective March 31, 2006, that will limit the portion of Tier I capital that can be comprised of deferred tax assets. The revised restrictions are targeted at major Japanese banks and their holding companies, which will include us and our subsidiary banks. The limit has been set at 40% for the fiscal year ended March 31, 2006. It will be lowered to 30% for the fiscal year ending March 31, 2007 and to 20% for the fiscal year ending March 31, 2008. The imposition of such limits may reduce our regulatory capital, perhaps materially. As of March 31, 2006, our net deferred tax assets amounted to ¥645.4 billion under Japanese GAAP, or approximately 9.6% of the amount of our Tier I capital of ¥6,735.3 billion calculated in accordance with Japanese GAAP as required by the Financial Services Agency.

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

In addition to the revised capital adequacy guidelines described above, further regulatory changes are expected based on the new framework relating to regulatory capital requirements that were established by the Basel Committee on Banking Supervision and endorsed by the central bank governors and the heads of bank supervisory authorities of the Group of Ten (G10) countries in June 2004. The Financial Services Agency issued revised rules for the new capital adequacy framework in March 2006, which will become effective (with certain exceptions) for the fiscal year ending March 31, 2007. At this stage, we are evaluating how the revised rules will affect our capital ratios and the impact of these rules on other aspects of our operations.

Our results of operations and capital ratios will be negatively affected if we are required to reduce our deferred tax assets.

We determine the amount of net deferred tax assets and regulatory capital pursuant to Japanese GAAP and Japanese banking regulations, which differ from US GAAP and U.S. regulations. Currently, Japanese GAAP generally permits the establishment of deferred tax assets for tax benefits that are expected to be realized during a period that is reasonably foreseeable, generally five fiscal years. The calculation of deferred tax assets under Japanese GAAP is based upon various assumptions, including assumptions with respect to future taxable income. Actual results may differ significantly from these assumptions. Our ability to include deferred tax assets in regulatory capital has been limited to a certain extent by rule changes that became effective on March 31, 2006 (see “—Our capital ratios may also be negatively affected by regulatory changes” above), and if we conclude, based on our projections of future taxable income, that we will be unable to realize a portion of the deferred tax assets, our deferred tax assets may be reduced and, as a result, our results of operations may be negatively affected and our capital ratios may decline.

We may not be able to refinance our subordinated debt obligations with equally subordinated debt, and as a result our capital ratios may be adversely affected.

As of March 31, 2006, subordinated debt accounted for approximately 27.8% of our total regulatory capital, as calculated under Japanese GAAP. We may not be able to refinance our subordinated debt obligations with equally subordinated debt. The failure to refinance these subordinated debt obligations with equally subordinated debt may reduce our total regulatory capital and, as a result, negatively affect our capital ratios.

Proposed government reforms seeking to restrict maximum interest rates may adversely affect our consumer lending business.

We have a large loan portfolio to the consumer lending industry as well as large shareholdings in consumer finance companies. The Japanese government is contemplating the implementation of regulatory reforms targeting the consumer lending industry. Media reports indicate that lawmakers are considering proposals to reduce the maximum permissible interest rate under the Investment Deposit and Interest Rate Law, which is currently 29.2% per annum, to the lower limits (15-20% per annum) set by the Interest Rate Restriction Law.

Under the current system, lenders that satisfy certain conditions can charge interest rates exceeding the limits set by the Interest Rate Restricted Law provided such higher interest rates do not exceed the limits stipulated by the Investment Deposit and Interest Rate Law. Accordingly, some of our consumer finance subsidiaries currently offer loans at interest rates above the Interest Rate Restriction Law. Under the proposed reforms, however, all interest rate would be subject to the lower limits imposed by Interest Rate Restriction Law, which may in turn compel loan companies to lower the interest rates they charge borrowers. The government is also considering the appropriate treatment of transition periods and small-amount or short-term loans. The imposition of these proposed reforms and any other regulatory developments that potentially lower maximum permissible interest rates may adversely affect the operations and financial conditions of our subsidiaries, other affiliated entities and borrowers which are engaged in consuming lending, which in turn may affect the value of our related shareholdings and loan portfolio. Additionally, the proposed reforms may negatively affect market perception of our consumer lending operations, thereby adversely affecting the financial results from those operations.

If the Japanese stock market declines in the future, we may incur losses on our securities portfolio and our capital ratios will be adversely affected.

We hold large amounts of marketable equity securities. The market values of these securities are inherently volatile. The Nikkei 225 stock average declined to a 20-year low of ¥7,607.88 in April 2003 and has since recovered to ¥17,059.66 at March 31, 2006. As of August 31, 2006, the Nikkei 225 stock average was ¥16,140.76. We will incur losses on our securities portfolio if the Japanese stock market declines in the future. Material declines in the Japanese stock market may also materially adversely affect our capital ratios. For a detailed discussion of our holdings of marketable equity securities and the effect of market declines on our capital ratios, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy” and “Selected Statistical Data—Investment Portfolio.”

Our efforts to reduce our shareholdings of equity securities may adversely affect our relationships with customers, and we could also be forced to sell some holdings of equity securities at price levels lower than we would otherwise sell at in order to remain compliant with relevant Japanese laws.

Like many Japanese financial institutions, a substantial portion of our equity securities portfolio is held for strategic and business-relationship purposes. In November 2001, the Japanese government enacted a law forbidding bank holding companies and banks, including us, from holding, after September 30, 2006, stock with an aggregate value that exceeds their adjusted Tier I capital. Additionally, Japanese banks are also generally prohibited by the Banking Law and the Anti-Monopoly Law of Japan from purchasing or holding more than 5% of the equity interest in any domestic third party. In order to comply with this requirement, we are required to sell some holdings of equity securities within five years from the date of the merger with UFJ Bank so that our holdings do not exceed this 5% threshold.

The sale of equity securities, whether to remain compliant with the prohibition on holding stock in excess of our adjusted Tier I capital, to reduce our risk exposure to fluctuations in equity security prices, to comply with the requirements of the Banking Law and the Anti-Monopoly Law or otherwise, will reduce our strategic shareholdings, which may have an adverse effect on relationships with our customers. In order to remain compliant with the legal requirements described above, we may also sell some equity securities at price levels lower than we would otherwise sell at.

Our trading and investment activities expose us to interest rate, exchange rate and other risks.

We undertake extensive trading and investment activities involving a variety of financial instruments, including derivatives. Our income from these activities are subject to volatility caused by, among other things, changes in interest rates, foreign currency exchange rates and equity and debt prices. For example:

•	increases in interest rates may have an adverse effect on the value of our fixed income securities portfolio, as discussed in “—Changes in interest rate policy, particularly unexpected or sudden increases in interest rates, could adversely affect the value of our bond portfolio, problem loans and results of operations” above; and

•	the strengthening of the yen against the US dollar and other foreign currencies will reduce the value of our substantial portfolio of foreign currency denominated investments.

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

We currently plan to pursue various business strategies to improve our profitability. In addition to the risks associated with the merger between Bank of Tokyo-Mitsubishi and UFJ Bank, there are various other risks that could adversely impact our ability to achieve our business objectives. For example:

•	we may be unable to cross-sell our products and services as effectively as anticipated;

•	we may have difficulty in coordinating the operations of our subsidiaries and affiliates as planned due to legal restrictions, internal conflict or market resistance;

•	we may lose customers and business as some of our subsidiaries’ or affiliates’ operations are reorganized and in some cases, rebranded;

•	our efforts to streamline operations may require more time than expected and cause some negative reactions from customers;

•	new products and services we introduce may not gain acceptance among customers; and

•	we may have difficulty developing and operating the necessary information systems.

We are exposed to new or increased risks as we expand the range of our products and services.

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

UNBC contributes to a significant portion of our net income. Any adverse change in the business or operations of UNBC could significantly affect our results of operations. Factors that could negatively affect UNBC’s results include adverse economic conditions in California, including the decline in the technology sector, the California state government’s financial condition, a potential downturn in the real estate and housing industries in California, substantial competition in the California banking market, uncertainty over the U.S. economy due to the threat of terrorist attacks, fluctuating oil prices and rising interest rates, negative trends in debt ratings and additional costs which may arise from enterprise-wide compliance with applicable laws and regulations such as the Bank Secrecy Act and related amendments under the USA PATRIOT Act. For a detailed segment discussion relating to UNBC, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Business Segment Analysis.”

We are exposed to substantial credit and market risks in Asia, Latin America and other regions.

We are active in Asia, Latin America, Eastern Europe and other regions through a network of branches and subsidiaries and are thus exposed to a variety of credit and market risks associated with countries in these regions. A decline in the value of Asian, Latin American or other relevant currencies could adversely affect the creditworthiness of some of our borrowers in those regions. For example, the loans we have made to Asian, Latin American, Eastern European and other overseas borrowers and banks are often denominated in yen, US dollars or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies. A devaluation of the local currency would make it more difficult for a borrower earning income in that currency to pay its debts to us and other foreign lenders. In addition, some countries in which we operate may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. The limited credit availability resulting from these and related conditions may adversely affect economic conditions in some countries. This could cause a further deterioration of the credit quality of borrowers and banks in those countries and cause us to incur further losses. In addition, we are active in other regions that expose us to risks similar to the risks described above and also risks specific to those regions, which may cause us to incur losses or suffer other adverse effects. For a more detailed discussion of our credit exposure to Asian, Latin American, Eastern European and other relevant countries, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

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

We may incur losses if the fair value of our pension plans’ assets declines, if the rate of return on our pension assets declines or if there is a change in the actuarial assumptions on which the calculations of the projected benefit obligations are based. We may also experience unrecognized service costs in the future due to amendments to existing pension plans. Changes in the interest rate environment and other factors may also adversely affect the amount of unfunded pension obligations and the resulting annual amortization expense. Additionally, the assumptions used in the computation of future pension expenses may not remain constant.

Our information systems and other aspects of our business and operations are exposed to various system, political and social risks.

As a major financial institution, our information systems and other aspects of our business and operations are exposed to various system, political and social risks beyond our control. Incidents such as disruptions of the Internet and other information networks due to major virus outbreaks, major terrorist activity such as the July 2005 London attacks, serious political instability and major health epidemics such as the outbreak of severe acute respiratory syndrome, or SARS, have the potential to directly affect our business and operations by disrupting our operational infrastructure or internal systems. Such incidents may also negatively impact the economic conditions, political regimes and social infrastructure of countries and regions in which we operate, and possibly the global economy as a whole. Our risk management policies and procedures may be insufficient to address these and other large-scale unanticipated risks.

In particular, the capacity and reliability of our electronic information technology systems are critical to our day-to-day operations and a failure or disruption of these systems would adversely affect our capacity to conduct our business. In addition to our own internal information systems, we also provide our customers with access to our services and products through the Internet and ATMs. These systems as well as our hardware and software are subject to malfunction or incapacitation due to human error, accidents, power loss, sabotage, hacking, computer viruses and similar events, as well as the loss of support services from third parties such as telephone and Internet service providers.

Additionally, as with other Japanese companies, our offices and other facilities are subject to the risk of earthquakes and other natural disasters. Our redundancy and backup measures may not be sufficient to avoid a material disruption in our operations, and our contingency plans may not address all eventualities that may occur in the event of a material disruption.

These various factors, the threat of such risks or related countermeasures, or a failure to address such risks, may materially and adversely affect our business, operating results and financial condition.

We may be subject to liability and regulatory action if we are unable to protect personal and other confidential information.

In recent years, there have been many cases of personal information and records in the possession of corporations and institutions being leaked or improperly accessed. In the event that personal information in our possession about our customers or employees is leaked or improperly accessed and subsequently misused, we may be subject to liability and regulatory action. The standards applicable to us have become more stringent under the new Personal Information Protection Act of Japan, which became effective from April 2006. As an institution in possession of personal information, we may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information in accordance with the Personal Information Protection Act. In addition, such incidents could create a negative public perception of our operations, systems or brand, which may in turn decrease customer and market confidence and materially and adversely affect our business, operating results and financial condition.

Transactions with counterparties in countries designated by the U.S. Department of State as state sponsors of terrorism may lead some potential customers and investors in the U.S. and other countries to avoid doing business with us.

We engage in operations with entities in or affiliated with Iran and Cuba, including transactions with entities owned or controlled by the Iranian or Cuban governments, and we have a representative office in Iran. The U.S. Department of State has designated Iran and Cuba as “state sponsors of terrorism,” and U.S. law generally prohibits U.S. persons from doing business with such countries. Our activities with counterparties in or affiliated with Iran, Cuba and other countries designated as state sponsors of terrorism are conducted in compliance in all material respects with both applicable Japanese and U.S. regulations.

Our operations with entities in Iran consist primarily of loans to Iranian financial institutions in the form of financing for petroleum projects and trade financing for general commercial purposes, as well as letters of credit and foreign exchange services. In addition, we extend trade financing for general commercial purposes to a corporate entity affiliated with Cuba. We do not believe our operations relating to Iran and Cuba are material to our business, financial condition and results of operations, as the loans outstanding to borrowers in or affiliated with Iran and Cuba as of March 31, 2006 were approximately $1,078.4 million and $17.0 million, respectively, which together represented less than 0.1% of our total assets as of March 31, 2006.

We are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with Iran and other countries identified as state sponsors of terrorism. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers. In addition, depending on socio-political developments our reputation may suffer due to our association with these countries. The above circumstances could have a significant adverse effect on our business and financial condition.

Adverse regulatory developments or changes in laws, government policies or economic controls could have a negative impact on our business and results of operations.

We conduct our business subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in Japan and the other markets in which we operate. Future developments or changes in laws, regulations, policies, voluntary codes of practice, fiscal or other policies and their effects are unpredictable and beyond our control. In particular, the Financial Services Agency has announced various regulatory changes that it would consider. For example, in December 2004, the Financial Services Agency launched an initiative designed to identify additional subjects for future financial reforms to be enacted over the next two years relating to various financial issues. In accordance with this initiative, the Financial Instruments and Exchange Law was promulgated in June 2006 to provide an overall regulatory regime applicable to financial institutions and financial products. Additionally, a new Financial Inspection Rating System was implemented in July 2005 to improve the corporate governance and risk management of financial institutions. The Financial Services Agency and regulatory authorities in the United States and elsewhere also have the authority to conduct, at any time, inspections to review banks’ accounts, including ours. The focus of such inspections may fluctuate as a result of socio-political developments. For example, a major focus of U.S. and Western European governmental policy relating to financial institutions in recent years has been aimed at preventing money laundering and terrorist financing, leading to heightened scrutiny in these areas. Financial institutions that have been subject to regulatory actions have been required to incur expenses in response to such actions and have had limitations imposed on the scope of their operations. If we become subject to such regulatory actions, whether as a result of regulatory developments or inspections, our banking operations in the relevant market may be negatively affected and we may be required to incur expenses in response to such actions. For a more detailed discussion of these and other regulatory developments, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation.”

Our influential position in the Japanese financial markets may subject us to potential claims of unfair trade practices from regulatory authorities and consumers.

We are one of the largest and most influential financial institutions in Japan by virtue of our market share and the size of our operations and customer base. As a result of our influential position in the Japanese financial markets, we may be subject to more exacting scrutiny from regulatory authorities and consumers regarding our trade practices and potential abuses of our dominant bargaining position in our dealings with counterparties, borrowers and customers.

Any claims of unfair trade practices relating to our sales, lending and other operations, regardless of their validity, could create a negative public perception of our operations, which may in turn adversely affect our business, operating results and financial condition.

Our business may be adversely affected by competitive pressures, which have increased significantly due to regulatory changes.

In recent years, the Japanese financial system has been increasingly deregulated and barriers to competition have been reduced. In addition, the Japanese financial industry has been undergoing significant consolidation, which trend may continue in the future and further increase competition. The planned privatization of the Japanese postal savings system and the establishment of a Postal Saving Bank in 2007, as well as the planned privatization of certain governmental financial institutions, could also substantially increase competition within the financial services industry. If we are unable to compete effectively in this more competitive and deregulated business environment, our business, results of operations and financial condition will be adversely affected. For a more detailed discussion of our competition in Japan, see “Item 4.B. Information on the Company—Business Overview—Competition—Japan.”

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

A.    History and Development of the Company

Bank of Tokyo-Mitsubishi UFJ, or BTMU, is a major commercial banking organization in Japan that provides a broad range of domestic and international banking services from its offices in Japan and around the world. Bank of Tokyo-Mitsubishi UFJ is a “city” bank, as opposed to a regional bank. BTMU’s registered head office is located at 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan, and its telephone number is 81-3-3240-1111. BTMU is a joint stock company (kabushiki kaisha) incorporated in Japan under the Company Law of Japan (Law No. 86 of 2005, also known as the Corporation Act).

BTMU was formed through the merger, on January 1, 2006, of The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited, after their respective parent companies, Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., had merged to form Mitsubishi UFJ Financial Group, Inc. on October 1, 2005.

Bank of Tokyo-Mitsubishi was formed through the merger, on April 1, 1996, of The Mitsubishi Bank, Limited and The Bank of Tokyo, Ltd.

The origins of Mitsubishi Bank can be traced to the Mitsubishi Exchange Office, a money exchange house established in 1880 by Yataro Iwasaki, the founder of the Mitsubishi industrial, commercial and financial group. In 1895, the Mitsubishi Exchange Office was succeeded by the Banking Division of the Mitsubishi Goshi Kaisha, the holding company of the “Mitsubishi group” of companies. Mitsubishi Bank had been a principal bank to many of the Mitsubishi group companies, but broadened its relationships to cover a wide range of Japanese industries, small and medium-sized companies and individuals.

Bank of Tokyo was established in 1946 as a successor to The Yokohama Specie Bank, Ltd., a special foreign exchange bank established in 1880. When the government of Japan promulgated the Foreign Exchange Bank Law in 1954, Bank of Tokyo became the only bank licensed under that law. Because of its license, Bank of Tokyo received special consideration from the Ministry of Finance in establishing its offices abroad and in many other aspects relating to foreign exchange and international finance.

UFJ Bank was formed through the merger, on January 15, 2002, of The Sanwa Bank, Limited and The Tokai Bank, Limited.

Sanwa Bank was established in 1933 when the three Osaka-based banks, the Konoike Bank, the Yamaguchi Bank, and the Sanjyushi Bank merged. Sanwa Bank was known as a city bank having the longest history in Japan, since the foundation of Konoike Bank can be traced back to the Konoike Exchange Office established in 1656. The origin of Yamaguchi Bank was also a money exchange house, established in 1863. Sanjyushi Bank was founded by influential fiber wholesalers in 1878. The corporate philosophy of Sanwa Bank had been the creation of the premier banking services especially for small and medium-sized companies and individuals.

Tokai Bank was established in 1941 when the three Nagoya-based banks, the Aichi Bank, the Ito Bank, and the Nagoya Bank merged. In 1896, Aichi Bank took over businesses of the Jyuichi Bank established by wholesalers in 1877 and the Hyakusanjyushi Bank established in 1878. Ito Bank and Nagoya Bank were established in 1881 and 1882, respectively. Tokai Bank had expanded the commercial banking business to contribute to economic growth mainly of the Chubu area in Japan, which is known for the manufacturing industry, especially automobiles.

For a discussion of the merger between Bank of Tokyo-Mitsubishi and UFJ Bank and other recent developments, see “Item 4.B. Business Overview” and “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

B.    Business Overview

We are a major Japanese commercial banking organization. We provide a broad range of domestic and international banking services in Japan and around the world. As of August 1, 2006, our network in Japan included 662 branches, 116 sub-branches, 2,003 branch ATMs and 21,541 convenience store-based, non-exclusive ATMs. We organize our operations based on customer and product segmentation, as follows:

•	retail banking;

•	corporate banking;

•	global banking;

•	investment banking;

•	global markets;

•	operations and systems; and

•	other, including trust & asset management, custody and eBusiness & IT initiatives.

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

On June 29, 2005, the merger agreement between us and UFJ Bank was approved at our general shareholders meeting and the general shareholders meeting of UFJ Bank. Although we originally planned to complete our merger with UFJ Bank on October 1, 2005, the merger was postponed to and completed on January 1, 2006 in order to enable additional testing of the two banks’ systems intended to minimize risks arising from the merger. The postponement may lead to future changes in Mitsubishi UFJ Financial Group’s plan to complete all systems integration group-wide by March 31, 2007. However, the merger between the parent companies, Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, the merger between The Mitsubishi Trust and Banking Corporation, or Mitsubishi Trust Bank, and UFJ Trust Bank Limited, or UFJ Trust Bank, and the merger between Mitsubishi Securities Co., Ltd., or Mitsubishi Securities, and UFJ Tsubasa Securities Co., Ltd., or UFJ Tsubasa Securities, was completed on October 1, 2005.

Through the merger, we aim to create a leading comprehensive banking institution that is competitive on a global basis and provides a broad range of financial products and services to a worldwide client base. We believe that our business operations and domestic and global branch networks are highly complementary with those of UFJ Bank. By leveraging the respective strengths of each bank, creating synergies through the merger and reinforcing a customer-focused management philosophy, we will seek to improve the standard of our products and services and seek to provide significant benefits expected from the merger to customers and shareholders.

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

Deposits.    The unit offers a full range of bank deposit products. After the success of the California Account service launched in December 1997, we have added another overseas account introductory service, Paris Account, through our February 2006 business tie-up with the French financial institution Caisse d’Epargne Ile de France Paris Savings Bank, which is headquartered in Paris. This service allows customers to open accounts in Paris from Japan. In March 2006, we raised interest rates on fixed term deposits at our branches. In July 2006, for the first time in four years, we raised interest rates on our ordinary deposits.

Investment trusts.    The unit provides a wide variety of products that allows customers to choose products according to their investment needs. In fiscal 2005, we introduced a total of 16 investment trusts. We are steadily extending our sales channels for investment trusts and in May 2005 we started offering an investment trust product that is only available via internet banking. Furthermore, we are strengthening our lineup of SRI (Socially Responsible Investment) funds as part of our commitment to corporate social responsibility, one of the key elements of our business strategy.

Individual annuity insurance.    The unit has been actively promoting the sales of individual annuity insurance products since the Japanese government lifted the prohibition against sales of such products by banks in October 2002. Our current lineup of insurance products consists of investment individual annuities, foreign currency-denominated insurance annuities and foreign currency- and yen-denominated fixed-amount annuity insurance. In addition, in line with recent deregulation measures, we have added new life insurance products to our product lineup.

In order to design and introduce products better matched to customer needs, we have formed business partnerships with various insurance companies. Since the first such partnership with Manulife Insurance Company in March 2004, we have also formed business tie-ups to develop and sell annuity insurance for individuals with Tokio Marine & Nichido Fire Insurance of the Millea group in September 2004 and with AIG Star Life Insurance in January 2005.

In an effort to improve our lineup of products, we began sales of a US dollar denominated fixed-amount annuity insurance (underwritten by The Gibraltar Life Insurance Company) in March 2006, and an investment annuity insurance product (underwritten by Tokyo Marine & Nichido Fire Insurance) in May 2006.

Securities intermediation services.    The unit initiated securities intermediation operations in December 2004 following the lifting of the ban of securities intermediation operations by banks, acting as a securities intermediary of Mitsubishi UFJ Securities Co., Ltd. and kabu.com Securities Co., Ltd. In September 2005, Mitsubishi UFJ Financial Group and Merrill Lynch & Co., Inc. established a joint-venture company, Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd., to provide private banking services, and the joint-venture company started providing securities intermediary services from May 2006.

By the end of March 2006, approximately 400 wealth management specialists (client advisors) have been assigned to us from Mitsubishi UFJ Securities, and an additional 600 specialists will be added by the end of March 2007. These specialists are stationed throughout our branch network to further strengthen our sales system. In addition, we are also expanding our product range to include Japanese government bonds, foreign bonds and foreign investment trusts.

Loans.    The unit provides housing loans, lines of credit and other loans to retail clients. In housing loans, we are developing new products in response to rising interest rates and diversifying customer needs. As of March 2006, in addition to long-term fixed-rate housing loans with a maximum period of 35 years and variable-rate housing loans with a interest rate cap, we have begun offering housing loans that include life and health insurance. Furthermore, we participate in unified group-wide business development through joint initiatives such as a preferred interest rate housing loan campaign with Mitsubishi UFJ Trust and Banking Corporation, or Mitsubishi Trust and Banking. We are also improving the quality of our loan portfolio via securitization schemes.

Credit cards.    In October 2004, we launched a multi-functional IC card that includes cash card, credit card and electronic money functions. In February 2006, the multi-functional IC card was enhanced so that it could be used at ATMs of other banks and at convenience stores.

Our subsidiary UFJ NICOS Co. Ltd. is scheduled to merge with Kyodo Credit Service Co. Ltd. in October 2006, and with DC Card Co. Ltd., another one of our subsidiaries, in April 2007.

Domestic network.    We offer products and services through a wide range of channels, including branch offices, ATMs (including convenience store ATMs shared by multiple banks), Tokyo-Mitsubishi UFJ Direct (telephone, internet and mobile banking), our ‘Telebank’ video conferencing counters offering direct contact with operators through the use of broadband video and mail order. MUFG Plaza offers Mitsubishi UFJ Financial Group’s integrated financial services as one-stop shopping outlets for retail customers combining banking, trust banking and securities services. As of March 31, 2006, we operated 61 MUFG Plaza branches. We have also established private banking offices in Tokyo, Nagoya and Kyoto that offer wealth management advice and other services to high net worth customers.

To enhance customer appreciation of the convenience and benefits of our broad and balanced banking network, since May 2006 individual customers can use their cash cards to make fee-free money transfers among ATMs operated by us, Mitsubishi UFJ Trust and Banking and convenience stores.

We are also promoting services arising from strategic alliances in other business areas. In April 2006, subject to the approval of the relevant authorities, we and KDDI agreed on the establishment of Japan’s first cellular phone internet bank, then established the research company that will serve as the parent organization in May 2006. Furthermore, in June 2006, we established a joint venture company with DeNA to provide e-commerce payment services using the internet or cellular phones.

Trust agency operations.    As of July 2006, we conducted the following eight businesses as the trust banking agent for Mitsubishi UFJ Trust and Banking: testamentary trusts, inheritance management, asset succession planning, inheritance management agency operations, financial management advisory services, lifetime gift trusts, share disposal trusts, and marketable securities administration trusts.

Corporate Banking Business Unit

As part of Mitsubishi UFJ Financial Group’s Integrated Corporate Banking Business Group, our commercial banking business unit provides banking products and services to a wide range of business customers, from large corporations to medium-sized and small businesses, and is responsible for customer relationships. The unit serves these customers through 305 offices in Japan as well as directly from its headquarters. The unit provides traditional commercial banking services, such as deposits, settlement, foreign exchange and loans, as well as investment banking services, electronic banking and highly sophisticated consultancy services to meet its customers’ needs. The unit works closely with other business units, such as the global business unit and global markets.

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

Global Business Unit

Our global business unit provides a full range of banking services not only to the overseas operations of Japanese corporations but to non-Japanese corporations. The unit serves these customers through a global network of 62 overseas branches and sub-branches, 18 representative offices and overseas banking subsidiaries.

Overseas business support.    The unit provides a full range of financial services to support customers’ overseas activities, including loans, deposits, assistance with mergers and acquisitions in corporation with other business units, divisions and groups such as the global markets unit and the investment banking group. These financial services are also offered through subsidiaries such as Mitsubishi UFJ Securities, Mitsubishi UFJ Securities International plc and BTMU Capital Corporation.

Global Cash Management Service.    The unit offers the Global Cash Management Service through its foreign branches in corporation with the eBusiness & IT initiatives division. This service allows customers to monitor their foreign accounts and make remittances through their personal computers.

Banking Operation in the United States.    With a particular focus on California, Oregon and Washington, the unit provides a wide range of financial services to consumers, small businesses, middle-market companies and major corporations through UnionBanCal Corporation, or UNBC, a publicly traded U.S. commercial bank holding company listed on the NYSE. As of June 30, 2006, we owned 63.3% of UNBC and it comprises a significant portion of our global business unit. Union Bank of California, N.A., UNBC’s subsidiary, is one of the largest commercial banks in California based on total assets and total deposits.

Investment Banking Group

Our investment banking group is a part of the commercial banking business unit. The group provides capital markets, derivatives, securitization, syndicated loans, structured finance and other services. The commercial banking business unit and our other business units cooperate with the investment banking group in offering services to customers. In addition, BTMU Capital Corporation and BTMU Leasing & Finance, Inc. provide leasing services to their customers.

Capital Markets.    The unit provides arrangement services relating to private placements for mainly medium-sized enterprise issuers and institutional investors. During the fiscal year ended March 31, 2006, we arranged 10,040 issuances totaling ¥1,426.5 billion (includes UFJ Bank’s pre-merger results).

Derivatives.    The unit develops and offers derivatives products for risk management and other financial needs. The unit has trading desks and sales teams specializing in derivatives in Tokyo, Singapore, Hong Kong, Shanghai, London and New York.

Securitization.    In the securitization area, the unit is primarily engaged in asset-backed commercial paper programs and has securitization teams based in Tokyo, New York and London. It continues to develop and structure new types of transactions.

Syndicated loans.    The unit structures and syndicates many types of loan transactions, including term loans, revolving credit and structured transactions. It has loan syndication operations in Tokyo, New York, London, Hong Kong and Singapore. We arranged syndicated loans with an aggregate principal amount totaling $110.0 billion in the fiscal year ended March 31, 2006 (includes UFJ Bank’s pre-merger results).

Structured finance.    The unit engages in project finance, real estate finance, lease related finance, and other types of non-recourse or limited-recourse and structured financings. It provides customers with financial advisory services, loan arrangements and agency services. It has teams located in Tokyo, Hong Kong, Singapore, London, New York and Boston.

Other investment banking services.    In the United States, the unit offers leasing services through two subsidiaries, BTMU Capital Corporation and BTMU Leasing & Finance. BTMU Capital Corporation offers a wide range of leasing services to non-Japanese customers, while BTMU Leasing & Finance focuses on providing services to the U.S. subsidiaries and affiliates of Japanese corporations.

Wealth management.    The group has two wealth management companies, Mitsubishi UFJ Wealth Management Securities, Ltd. and Mitsubishi UFJ Wealth Management Bank (Switzerland), Ltd. These two subsidiaries provide sophisticated and broad investment services and solutions to high net worth customers.

Global Markets Unit

Our global markets unit is active in international financial markets, with global markets divisions in Tokyo, New York, London, Singapore and Hong Kong. The three primary functions of the global markets unit are sales and trading, asset liability management and strategic portfolio investment.

Sales and Trading.    The global markets unit is a leading market maker for derivatives and foreign exchange markets in Tokyo. It has a large market share in the US dollar-Japanese yen foreign exchange and currency options markets, as well as in other major cross-yen currency pairs. The unit also actively trades in the Japanese government bonds secondary market. In addition, it works with our other business units to provide various financial products for customers, such as interest rate derivatives, foreign currency forward agreements, currency options and commercial paper.

ALM: Asset Liability Management.    The global markets unit is responsible for our asset and liability management, and centrally monitors and manages all interest rate and liquidity risks by utilizing U.S. and Japanese government securities, asset-backed securities, interest rate swaps, futures and options. We are a leader in yen-dominated markets. The global markets unit is also active globally in the international money markets.

Strategic Portfolio Investment.    The global markets unit also manages our strategic investment portfolio. In order to enhance returns, the portfolio is managed utilizing diverse investment tools, including exchange traded funds and commodity funds.

Operations and Systems Unit

Through the operations and systems unit, we provide operations and settlement services to our other business units. The unit also earns fee income by providing settlement and remittance services, including correspondent banking services, to our customers. In addition, the unit also offers competitive operations and settlement services to other financial institutions to meet their outsourcing needs.

Operations services.    The operations planning division of our operations and systems unit provides operations services for the commercial banking activities of the retail banking, corporate banking and global business units. We have expanded centralized processes at our operations centers, which increases the efficiency of our branch offices.

The trade business division offers outsourcing services in foreign remittance, export and import operations for Japanese financial institutions. As of March 31, 2006, 83 Japanese banks utilized our foreign remittance services offered under our Global Operation Automatic Link (GOAL) service, and a number of Japanese banks outsourced their export and import operations to us.

Correspondent banking and settlement.    The payment and clearing services division of our operations and systems unit maintains financial institutions’ accounts with correspondent arrangements. As of March 31, 2006, we had correspondent arrangements with 3,074 foreign banks and other financial institutions, of which 1,860 had yen settlement accounts with us. We also had correspondent arrangements with 129 Japanese financial institutions, for which we held 177 yen and foreign currency accounts.

The Foreign Exchange Yen Clearing System (FXYCS) in Japan introduced an entrustment procedure for yen clearing through which banks may entrust other banks to conduct yen clearing for them. As of March 31, 2006, 65 regional and foreign banks in Japan outsourced their yen clearing operations to us. We handled approximately 31% of these transactions based on transaction amounts and is a market leader in the yen settlement business.

Our payment and clearing services division is also taking the initiative in the global implementation of the Continuous Linked Settlement (CLS) operation, which is intended to eliminate settlement risks when foreign exchange deals are settled.

The systems division is responsible for our computer systems.

Other Business Division

In addition to the above, we also have other divisions, including:

•	trust and asset management business promotion for companies, including defined contribution plans.

•	global securities services, which is responsible for the custody business for both Japanese and international institutional investors,

•	eBusiness & IT initiatives, which is responsible for developing and overseeing our information technology as well as related business opportunities; and

•	the corporate center, which retains functions such as our strategic planning, overall risk management, internal auditing and compliance.

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

In terms of new market entrants, other financial institutions, such as Orix Corporation, and non-financial companies, such as Sony Corporation and Ito-Yokado Co., Ltd., have also begun to offer various banking services, often through non-traditional distribution channels. Also, in recent years, various large foreign financial institutions have significantly expanded their presence in the Japanese domestic market. Citigroup, for example, has expanded its banking activities and moved aggressively to provide investment banking and other financial services, including retail services. The planned privatization of Japan Post, a government-run public services corporation established on April 1, 2003 that is the world’s largest holder of deposits, and the expected establishment of a Postal Saving Bank in 2007, as well as the planned privatization of other governmental financial institutions, could also substantially increase competition within the financial services industry.

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

In the consumer banking sector, the deregulation of interest rates on yen deposits and other factors have enabled banks to offer customers an increasingly attractive and diversified range of products. For example, banks may now sell investment trusts and some types of insurance products, with the possibility of expanding to additional types of insurance products in the future. We will face competition in this sector from other private financial institutions as well as from Japan Post. Recently, competition has also increased due to the development of new products and distribution channels. For example, Japanese banks have started competing with one another by developing innovative proprietary computer technologies that allow them to deliver basic banking services in a more efficient manner and to create sophisticated new products in response to customer demand.

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

Private Banking Institutions

Private banking institutions in Japan are commonly classified into three categories (the following numbers are based on currently available information published by the Financial Services Agency) as of June 1, 2006:

•	ordinary banks (127 ordinary banks and 67 foreign commercial banks with ordinary banking operations); and

•	trust banks (21 trust banks, including 4 Japanese subsidiaries of foreign financial institutions).

Ordinary banks in turn are classified as city banks, of which there are five, including us, and regional banks, of which there are 112 and other banks, of which there are 10. In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished based on head office location as well as the size and scope of their operations.

The city banks are generally considered to constitute the largest and most influential group of banks in Japan. Generally, these banks are based in large cities, such as Tokyo, Osaka and Nagoya, and operate nationally through networks of branch offices. City banks have traditionally emphasized their business with large corporate clients, including the major industrial companies in Japan. However, in light of deregulation and other competitive factors, many of these banks, including us, in recent years have increased their emphasis on other markets, such as small and medium-sized companies and retail banking.

With some exceptions, the regional banks tend to be much smaller in terms of total assets than the city banks. Each of the regional banks is based in one of the Japanese prefectures and extends its operations into neighboring prefectures. Their clients are mostly regional enterprises and local public utilities, although the regional banks also lend to large corporations. In line with the recent trend among financial institutions toward mergers or business tie-ups, various regional banks have announced or are currently negotiating or pursuing integration transactions, in many cases in order to be able to undertake the large investments required in information technology.

Trust banks provide various trust services relating to money trusts, pension trusts and investment trusts and offer other services relating to real estate, stock transfer agency and testamentary services as well as banking services.

In recent years, almost all of the city banks have consolidated with other city banks and also, in some cases, with trust banks or long-term credit banks. Integration among these banks was achieved, in most cases, through the use of a bank holding company.

In addition to ordinary banks and trust banks, other private financial institutions in Japan, including shinkin banks or credit associations, and credit cooperatives, are engaged primarily in making loans to small businesses and individuals.

Government Financial Institutions

Since World War II, a number of government financial institutions have been established. These corporations are wholly owned by the government and operate under its supervision. Their funds are provided mainly from government sources. Certain types of operations currently undertaken by these institutions are planned to be assumed by, or integrated with the operations of, private corporations through measures such as the privitization of Japan Post and other institutions.

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

The Banking Law.    Among the various laws that regulate financial institutions, the Banking Law and its subordinated orders and ordinances are regarded as the fundamental law for ordinary banks and other private financial institutions. The Banking Law addresses bank holding companies, capital adequacy, inspections and reporting, as well as the scope of business activities, disclosure, accounting, limitation on granting credit and standards for arm’s length transactions. In addition, the amendment to the Banking Law which came into effect in April 2006 relaxed the standards relating to bank-agent eligibility, which is expected to encourage banks to expand their operations through the use of bank agents.

Bank holding company regulations.    A bank holding company is prohibited from carrying on any business other than the management of its subsidiaries and other incidental businesses. A bank holding company may have any of the following as a subsidiary: a bank, a securities company, an insurance company or a foreign subsidiary that is engaged in the banking, securities or insurance business. In addition, a bank holding company may have as a subsidiary any company that is engaged in a business relating or incidental to the businesses of the companies mentioned above, such as a credit card company, a leasing company or an investment advisory company. Companies that cultivate new business fields may also become the subsidiary of a bank holding company.

Capital adequacy.    The capital adequacy guidelines adopted by the Financial Services Agency that are applicable to Japanese bank holding companies and banks with international operations closely follow the risk-weighted approach introduced by the Basel Committee on Banking Supervision of the Bank for International Settlements, and are intended to further strengthen the soundness and stability of Japanese banks.

Under the risk-based capital framework for credit risk purposes of the capital adequacy guidelines, on-balance sheet assets and off-balance sheet exposures are assessed according to broad categories of relative risk, based primarily on the credit risk of the counterparty, country transfer risk and the risk regarding the category of transaction. Five categories of risk weights (0%, 10%, 20%, 50% and 100%) are applied to the different types of balance sheet assets. Off-balance sheet exposures are taken into account by applying different categories of “credit conversion factors” or by using the “current exposure” method to arrive at credit-equivalent amounts, which are then weighted in the same manner as on-balance sheet assets involving similar counterparties, except that the maximum risk weight is 50% for exposures relating to foreign exchange, interest rate and other derivative contracts.

In addition to credit risks, the guidelines regulate market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices. The risks subject to these guidelines are:

•	the risks pertaining to interest rate-related instruments and equities in the trading book; and

•	foreign exchange risks and commodities risks of the bank.

With regard to capital, the capital adequacy guidelines are in accordance with the standards of the Bank for International Settlement for a target minimum standard ratio of capital to modified risk-weighted assets of 8.0% on both consolidated and non-consolidated bases for banks with international operations, including us and Mitsubishi UFJ Trust and Banking, or on a consolidated basis for bank holding companies with international operations, such as Mitsubishi UFJ Financial Group, Inc. Modified risk-weighted assets is the sum of risk-weighted assets compiled for credit risk purposes and market risks multiplied by 12.5. The capital adequacy guidelines place considerable emphasis on tangible common stockholders’ equity as the core element of the capital base, with appropriate recognition of other components of capital.

Capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. Tier I capital generally consists of stockholders’ equity items, including common stock, preferred stock, capital surplus, retained earnings (which includes deferred tax assets) and minority interests, but recorded goodwill and other items, such as treasury stock, are deducted from Tier I capital. Tier II capital generally consists of:

•	general reserves for credit losses, subject to a limit of 1.25% of modified risk-weighted assets;

•	45% of the unrealized gains on investment securities classified as “other securities” under Japanese accounting rules;

•	45% of the land revaluation excess;

•	the balance of perpetual subordinated debt; and

•	the balance of subordinated term debt with an original maturity of over five years and preferred stock with a maturity up to 50% of Tier I capital.

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

Amendments to the capital adequacy guidelines limiting the portion of Tier I capital consisting of deferred tax assets became effective on March 31, 2006. The restrictions are targeted at major Japanese banks and their holding companies, which include Mitsubishi UFJ Financial Group, Inc. and its subsidiary banks. The cap was initially set at 40% for the fiscal year ended March 31, 2006. It will then be lowered to 30% for the fiscal year ending March 31, 2007 and to 20% for the fiscal year ending March 31, 2008. The banks subject to the restrictions will not be able to reflect in their capital adequacy ratios any deferred tax assets that exceed the relevant limit.

In June 2004, the Basel Committee released revised standards called “International Convergence of Capital Measurement and Capital Standards: A Revised Framework,” or Basel II, which will apply to Japanese banks from the end of March 2007. Basel II has three core elements, or “pillars”: requiring minimum regulatory capital, the self-regulation of financial institutions based on supervisory review, and market discipline through the disclosure of information. Basel II is based on the belief that these three “pillars” will collectively ensure the stability and soundness of financial systems, and also reflect the nature of risks at each bank more closely. These amendments do not change the minimum capital requirements applicable to internationally active banks.

Inspection and reporting.    By evaluating banks’ systems of self-assessment, auditing their accounts and reviewing their compliance with laws and regulations, the Financial Services Agency monitors the financial soundness of banks, including the status and performance of their control systems for business activities. The Financial Services Agency implemented the Financial Inspection Rating System (“FIRST”) for deposit-taking financial institutions on a trial basis from January 2006. By providing inspection results in the form of graded evaluations (i.e., ratings), the Financial Services Agency expects this rating system to motivate financial institutions to voluntarily improve their management and operations.

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

In November 2001, a law which imposes a limitation on a bank’s shareholding of up to the amount equivalent to its Tier I capital was enacted. The effective date of this limitation is September 30, 2006.

Securities and Exchange Law.    Article 65 of the Securities and Exchange Law of Japan generally prohibits a bank from engaging in the securities business. Under this law, banks, including us and Mitsubishi UFJ Trust and Banking, may not engage in the securities business except for limited activities such as dealing in, underwriting and acting as broker for, Japanese governmental bonds, Japanese local government bonds and Japanese government guaranteed bonds, and selling investment trust certificates. Despite the general prohibition under Article 65, the Financial System Reform Act allows banks, trust banks and securities companies to engage in the businesses of other financial sectors through their subsidiaries in Japan.

A recent deregulation of the securities business has made clear that banks may engage in market-inducting businesses such as providing advice in connection with public offerings or listings and the amendment to the Securities and Exchange Law enacted as of June 2, 2004 lifted the ban on banks engaging in securities intermediation. As a result of the amendment, from December 1, 2004 banks are allowed to provide securities intermediary services with appropriate firewalls.

Implementation of Financial Instruments and Exchange Law.    The Financial Instruments and Exchange Law amending the Securities and Exchange Law was promulgated in June 2006. The new law not only preserves the basic concepts of the Securities and Exchange Law, but to further protect investors, the new law also regulates sales of a wide range of financial instruments and services, requiring financial institutions to revise their sales rules and strengthen compliance frameworks accordingly. Among the instruments that the Japanese banks deal with, derivatives, foreign currency denominated deposits, and variable insurance and annuity products are expected to be added to the types of securities covered by sales-related rules of conduct. These rules are expected to become effective in summer 2007.

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

City banks, regional banks, trust banks, and various other credit institutions participate in the deposit insurance system on a compulsory basis.

Under the Deposit Insurance Law, the maximum amount of protection is ¥10 million per customer within one bank. Since April 1, 2005, all deposits are subject to the ¥10 million maximum, except non-interest bearing deposits that are redeemable on demand and used by the depositor primarily for payment and settlement functions, which are fully protected without a maximum amount limitation. Currently, the Deposit Insurance Corporation charges insurance premiums equal to 0.110% on the deposits in current accounts, ordinary accounts and other similar accounts, which are fully protected as mentioned above, and premiums equal to 0.080% on the deposits in other accounts.

Since 1998, the failure of a number of large-scale financial institutions has led to the introduction of various measures with a view to stabilizing Japan’s financial system, including financial support from the national budget.

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

Banks and bank holding companies that have received investments from the Resolution and Collection Corporation under the framework that previously existed under the Financial Function Early Strengthening Law are required to submit and, if necessary, update their restructuring plans relating to their management, finances and other activities. If a bank or bank holding company materially fails to meet the operating targets set in its restructuring plan, the Financial Services Agency can require it to report on alternative measures to achieve the targets, and also issue a business improvement order requiring it to submit a business improvement plan that indicates concrete measures to achieve the targets. The preferred shares that were previously issued by UFJ Holdings to the Resolution and Collection Corporation were exchanged for Mitsubishi UFJ Financial Group’s newly issued preferred shares in the merger with UFJ Holdings and, as a result, we were required to submit restructuring plans until those preferred shares are redeemed. As Mitsubishi UFJ Financial Group completed the repayment of the public funds that UFJ Holdings received from the Resolution and Collection Corporation on June 9, 2006, we are no longer required to submit such restructuring plans.

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

On June 14, 2004, the Strengthening Financial Functions Law was enacted to establish a new framework for injecting public funds into financial institutions. The Strengthening Financial Functions Law broadens the range of financial institutions eligible to receive public funds and facilitates the preventive injection of public funds into troubled or potentially troubled financial institutions in order to avert financial crises. Applications for public-funds injection under the Strengthening Financial Functions Law must be made by March 31, 2008.

On October 28, 2005, the Financial Services Agency announced that the disposal of preferred stock and other publicly held securities should be profitable giving due consideration to taxpayer interest, but noted that disposals would generally be made at the request of the issuing financial institution in accordance with the financial institution’s capital policy. Later that day, the Deposit Insurance Corporation announced that, while disposal of publicly held securities would generally be made upon the request of the issuing financial institution, it will decide whether to voluntarily dispose of publicly held securities based on consultations with the relevant financial institution and on the following criteria: (i) whether the disposal would be profitable and advantageous (for preferred stock, when the common stock’s market price is at least 150% of the preferred stock’s conversion price for approximately 30 consecutive trading days); (ii) whether the disposal would adversely affect the market due to the method or size of repayment or otherwise impair the financial system; and (iii) whether the disposal would impair the financial institution’s financial condition.

Personal Information Protection Law.    With regards to protection of personal information, the new Personal Information Protection Law became fully effective on April 1, 2005. Among other matters, the law requires Japanese banking institutions to limit the use of personal information to the stated purpose and to properly manage the personal information in their possession, and forbids them from providing personal information to third parties without consent. If a bank violates certain provisions of the law, the Financial Services Agency may advise or order the bank to take proper action. The Financial Services Agency announced related guidelines for the financial services sector in December 2004.

Law concerning Protection of Depositors from Illegal Withdrawals Made by Counterfeit or Stolen Cards.    This new law, which became effective in February 2006, requires financial institutions to establish internal systems to prevent illegal withdrawals of deposits made using counterfeit or stolen bank cards. The law also requires financial institutions to compensate depositors for any amount illegally withdrawn using counterfeit bank cards, unless the financial institution can verify that it acted in good faith without negligence, and there is gross negligence on the part of the relevant account holder.

Administrative Sanctions Against the UFJ Group by the Financial Services Agency.    The UFJ group’s predecessor entities, like other major Japanese banks, were recipients of public funds in the form of preferred shares and subordinated loans during the 1990s. Due to the continued ownership by Japan’s Resolution and Collection Corporation of preferred shares of UFJ Holdings, the UFJ group was required to prepare a business revitalization plan and report to the Financial Services Agency on progress in meeting its goals. For the year ended March 31, 2003, 15 financial institutions, including the UFJ group, underperformed some of their plan targets by more than 30% and, as a result, the Financial Services Agency in August 2003 issued business improvement administrative orders against such institutions.

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

Business Improvement Order Issued to Bank of Tokyo-Mitsubishi by the Financial Services Agency.    The Financial Services Agency announced on August 26, 2005 that it had issued a business improvement order to us after a temporary employee was found to have embezzled more than ¥900 million over a period of more than ten years. The order required us to establish a compliance system by adopting measures to prevent similar misconduct and to ensure the effectiveness of internal audit functions.

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

The Federal Reserve Board functions as our “umbrella” regulator under amendments to the BHCA effected by the Gramm-Leach-Bliley Act of 1999, which among other things:

•	prohibited further expansion of the types of activities in which bank holding companies, acting directly or through nonbank subsidiaries, may engage;

•	authorized qualifying bank holding companies to opt to become “financial holding companies,” and thereby acquire the authority to engage in an expanded list of activities, including merchant banking, insurance underwriting and a full range of securities activities; and

•	modified the role of the Federal Reserve Board by specifying new relationships between the Federal Reserve Board and the functional regulators of nonbank subsidiaries of both bank holding companies and financial holding companies.

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

U.S. branches and agencies of subsidiary Japanese banks.    Under the authority of the IBA, we operate six branches, two agencies and five representative offices in the United States. We operate branches in Los Angeles and San Francisco, California; Chicago, Illinois; New York, New York; Portland, Oregon; and Seattle, Washington; agencies in Atlanta, Georgia and Houston, Texas; and representative offices in Washington, D.C; Minneapolis, Minnesota; Dallas, Texas; Jersey City, New Jersey; and Florence, Kentucky.

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

U.S. subsidiary banks.    We own and control two U.S. banks:

•	Bank of Tokyo-Mitsubishi UFJ Trust Company, New York, New York, and

•	Union Bank of California, N.A. (through our subsidiary, UnionBanCal Corporation, a registered bank holding company).

Bank of Tokyo-Mitsubishi UFJ Trust Company is chartered by the State of New York and is subject to the supervision, examination and regulatory authority of the Superintendent pursuant to the New York Banking Law. Union Bank of California, N.A., is a national bank subject to the supervision, examination and regulatory authority of the OCC pursuant to the National Bank Act.

The Federal Deposit Insurance Corporation, or the FDIC, is the primary federal agency responsible for the supervision, examination and regulation of the New York-chartered bank referred to above. The FDIC may take enforcement action, including the issuance of prohibitive and affirmative orders, if it determines that a financial institution under its supervision has engaged in unsafe or unsound banking practices, or has committed violations of applicable laws and regulations. The FDIC insures the deposits of both U.S. subsidiary banks. In the event of the failure of an FDIC-insured bank, the FDIC is virtually certain to be appointed as receiver, and would resolve the failure under provisions of the Federal Deposit Insurance Act. An FDIC-insured institution that is affiliated with a failed or failing FDIC-insured institution can be required to indemnify the FDIC for losses resulting from the insolvency of the failed institution, even if this causes the affiliated institution also to become insolvent. In the liquidation or other resolution of a failed FDIC-insured depository institution, deposits in its U.S. offices and other claims for administrative expenses and employee compensation are afforded priority over other general unsecured claims, including deposits in offices outside the United States, non-deposit claims in all offices and claims of a parent company. Moreover, under longstanding Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength for its subsidiary banks and to commit resources to support such banks.

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

Other regulated U.S. subsidiaries.    Our nonbank subsidiaries that engage in securities-related activities in the United States are regulated by appropriate functional regulators, such as the SEC, any self-regulatory organizations of which they are members, and the appropriate state regulatory agencies. These nonbank subsidiaries are required to meet separate minimum capital standards as imposed by those regulatory authorities.

The Gramm-Leach-Bliley Act removed almost all of the pre-existing statutory barriers to affiliations between commercial banks and securities firms by repealing Sections 20 and 32 of the Glass-Steagall Act. At the same time, however, the so-called “push-out” provisions of the Gramm-Leach-Bliley Act narrowed the exclusion of banks, including the U.S. branches of foreign banks, from the definitions of “broker” and “dealer” under the Securities Exchange Act of 1934, potentially requiring all such banks to transfer some activities to affiliated broker-dealers. The SEC has issued rules regarding the push-out of “dealer” functions that became effective on September 30, 2003. On June 30, 2004, the SEC issued its proposed Regulation B, which would govern the push-out requirements for “broker” functions. The SEC has issued Regulation B in interim form but has exempted banks from the definition of “broker” until September 30, 2006. The final form of Regulation B, its applicability to banks and the date of its effectiveness are still subject to change. At this time, we do not believe that these push-out rules as adopted or as currently proposed will have a significant impact on our business as currently conducted in the United States.

Anti-Money Laundering Initiatives and the USA PATRIOT Act.    A major focus of U.S. governmental policy relating to financial institutions in recent years has been aimed at preventing money laundering and terrorist financing. The USA PATRIOT Act of 2001 substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Department of the Treasury has issued a number of implementing regulations that impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, and to verify the identity of their customers. In addition, the bank regulatory agencies carefully scrutinize the adequacy of an institution’s policies, procedures and controls. As a result, there has been an increased number of regulatory sanctions and law enforcement authorities have been taking a more active role. Failure of a financial institution to maintain and implement adequate policies, procedures and controls to prevent money laundering and terrorist financing could in some cases have serious legal and reputational consequences for the institution, including the incurring of expenses to enhance the relevant programs and the imposition of limitations on the scope of their operations.

C.     Organizational Structure

The following chart presents our basic corporate structure as at March 31, 2006:

Set forth below is a list of our significant subsidiaries at March 31, 2006:

Name	Country of incorporation	Proportion of ownership interest (%)	Proportion of voting interest (%)
UFJ NICOS Co., Ltd.	Japan	69.05	69.12
The Senshu Bank, Ltd.	Japan	68.08	68.23
MU Strategic Partner Co., Ltd.	Japan	100.00	100.00
Mitsubishi UFJ Home Loan Credit Co., Ltd.	Japan	99.97	99.97
NBL Co., Ltd.	Japan	89.74	89.74
DC Card Co., Ltd.	Japan	41.14	41.14
BOT Lease Co., Ltd.	Japan	16.06	16.06
Mitsubishi UFJ Factors Limited	Japan	62.58	62.58
Mitsubishi UFJ Research and Consulting Ltd.	Japan	49.56	49.56
UnionBanCal Corporation	USA	62.91	62.91
Union Bank of California, N.A.	USA	62.91	62.91
Bank of Tokyo-Mitsubishi UFJ Trust Company	USA	100.00	100.00
BTMU North America International, Inc.	USA	100.00	100.00
Bank of Tokyo-Mitsubishi UFJ (Mexico) S.A.	Mexico	100.00	100.00
Bank of Tokyo-Mitsubishi UFJ (Canada)	Canada	100.00	100.00
Banco de Tokyo-Mitsubishi UFJ Brasil S/A	Brazil	98.92	98.92
Bank of Tokyo-Mitsubishi UFJ (Holland) N.V.	Netherlands	100.00	100.00
Mitsubishi UFJ Wealth Management Bank (Switzerland), Ltd.	Switzerland	60.00	60.00
Bank of Tokyo-Mitsubishi UFJ (Luxembourg) S.A.	Luxembourg	99.99	99.99
Bank of Tokyo-Mitsubishi UFJ (Malaysia) Berhad	Malaysia	100.00	100.00
PT U Finance Indonesia	Indonesia	95.00	95.00

D.    Property, Plants and Equipment

The following table presents our premises and equipment at cost as of March 31, 2005 and 2006:

	At March 31
	2005	2006
	(in millions)
Land	¥97,565	¥327,782
Buildings	314,774	440,713
Equipment and furniture	392,140	491,353
Leasehold improvements	207,578	268,875
Construction in progress	2,923	6,640

Total	1,014,980	1,535,363
Less accumulated depreciation	588,001	632,116

Premises and equipment—net	¥426,979	¥903,247

Our head office is located at 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, and comprises 1,308,675 square feet of office space. At March 31, 2006, we conducted our banking operations either in our owned premises or in leased properties.

The following table presents the areas and book values of our material office and other properties at March 31, 2006:

	Area	Book value
	(in thousands of square feet)	(in millions)
Owned land	18,269	¥327,782
Leased land	1,689	—
Owned buildings	22,473	231,789
Leased buildings	16,053	—

Our owned buildings and land are primarily used by our branches. Most of the buildings and land owned by us are free from material encumbrances, except as described below.

In March 1999, we sold to Mitsubishi Estate, Co., Ltd., or Mitsubishi Estate, a 50% undivided interest in the buildings and land for our head office and Nihonbashi office and, at the same time, we entered into an agreement to lease back from the buyer the 50% undivided interests of the buildings sold for a period of seven years. We accounted for these transactions as financing arrangements. On August 31, 2005, we bought back the aforementioned buildings and land from Mitsubishi Estate. For further information, see note 9 to our consolidated financial statements.

During the fiscal year ended March 31, 2006, we invested approximately ¥72.2 billion primarily for office renovations and purchases of furniture and equipment.

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5.	Operating and Financial Review and Prospects.

The following discussion and analysis should be read in conjunction with “Item 3.A. Key Information—Selected Financial Data,” “Selected Statistical Data” and our consolidated financial statements and related notes included elsewhere in this Annual Report.

A.    Operating Results

Introduction

We are a subsidiary of Mitsubishi UFJ Financial Group, Inc. We engage in a broad range of financial operations, including commercial banking, investment banking and asset management services, and provide related services to individual and corporate customers.

Key Financial Figures

The following are some key figures prepared in accordance with US GAAP relating to our business:

On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc., our parent company, merged with UFJ Holdings, Inc., the parent company of UFJ Bank Ltd., with Mitsubishi Tokyo Financial Group, Inc. being the surviving entity. The merger was accounted for under the purchase method of accounting, and assets and liabilities of UFJ Holdings were recorded at fair value as of October 1, 2005. Therefore, although our merger with UFJ Bank occurred on January 1, 2006, the results of operations of UFJ Bank have been included since October 1, 2005. The results for the fiscal years ended March 31, 2004 and 2005 reflect the results of Bank of Tokyo-Mitsubishi only. The merger with UFJ Bank was major factor in the changes in many of the items in our consolidated statements of income as well as our consolidated balance sheet for the fiscal year ended March 31, 2006.

	Fiscal years ended March 31,
	2004	2005	2006
	(in billions)
Net interest income	¥778.8	¥806.4	¥1,520.5
Provision (credit) for credit losses	(142.6)	123.9	163.4
Non-interest income	973.7	795.7	556.8
Non-interest expense	1,028.3	954.3	1,616.8
Net income	537.6	287.1	228.8
Total assets (at end of period)	85,058.6	92,050.3	158,825.7

Our revenues consist of net interest income and non-interest income.

Net interest income is a function of:

•	the amount of interest-earning assets,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Non-interest income consists of:

•	fees and commissions, including

•	trust fees,

•	fees on funds transfer and service charges for collections,

•	fees and commissions on international business,

•	fees and commissions on credit card business,

•	service charges on deposits,

•	fees and commissions on securities business,

•	insurance commissions,

•	guarantee fees, and

•	other fees and commissions;

•	foreign exchange gains (losses)—net, which primarily include net gains (losses) on currency derivative instruments entered into for trading purposes and transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies;

•	trading account profits—net, which primarily include net gains (losses) on trading securities and interest rate derivative instruments entered into for trading purposes;

•	investment securities gains (losses)—net, which primarily include net gains on sales of marketable securities, particularly marketable equity securities;

•	equity in earnings (losses) of equity method investees; and

•	other non-interest income.

Provision (credit) for credit losses are charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management.

Establishment of Mitsubishi UFJ Financial Group

In October 2005 Mitsubishi Tokyo Financial Group, Inc. merged with UFJ Holdings, Inc. to form Mitsubishi UFJ Financial Group, Inc. At the same time, their respective trust banking and securities companies merged to form Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities. This was followed in January 2006 by the merger between Bank of Tokyo-Mitsubishi and UFJ Bank to form Bank of Tokyo-Mitsubishi UFJ, Ltd.

The merger marked the creation of a full-fledged, comprehensive financial group with a broad and balanced domestic and international network, and a diverse range of services provided by group companies, complemented by one of the largest customer base in Japan. Mitsubishi UFJ Financial Group, Inc. aims to complete the integration process and realize the benefits of integration while enhancing the types and quality of its services in order to flexibly and comprehensively meet a diverse range of customer needs.

The merger was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries were recorded at fair value as of October 1, 2005. The purchase price of UFJ Bank amounted to ¥4,628.0 billion, of which ¥4,626.0 billion was recorded in capital surplus relating to the merger with UFJ Bank and the direct acquisition costs of ¥2.0 billion were included in the purchase price. Shareholder’s equity of UFJ Bank was ¥2,738.9 billion and the goodwill relating to the merger with UFJ Bank was ¥1,701.0 billion.

For further information, see note 2 to our consolidated financial statements.

Recent Developments

Completion of Public Fund Repayment and Repurchase of Our Common Shares

UFJ Holdings was a recipient of public funds from the Resolution and Collection Corporation, a Japanese government entity. The public funds were injected in the form of a convertible preferred stock investment in UFJ Holdings. This convertible preferred stock was exchanged in the merger with UFJ Holdings for newly issued preferred shares of Mitsubishi UFJ Financial Group, Inc. that were convertible into common stock.

Between October 2005 and June 2006, the Resolution and Collection Corporation sold in the market 666,962 shares of Mitsubishi UFJ Financial Group, Inc. common stock which were issued upon the conversion (or acquisition claim after the Company Law took effect) of the preferred shares of Mitsubishi UFJ Financial Group, Inc. held by the Resolution and Collection Corporation. Along with these sales, Mitsubishi UFJ Financial Group, Inc. repurchased 681,690 shares of its common stock.

In June 2006, 277,245 shares of the common stock issued upon an acquisition claim for the preferred shares held by the Resolution and Collection Corporation were sold by the Resolution and Collection Corporation in a secondary offering of shares and, at the same time, 41,000 shares of the common stock were sold by way of over allotment. For this overallotment, Mitsubishi UFJ Financial Group, Inc. sold 41,000 treasury shares of its common stock.

The remaining preferred shares of Mitsubishi UFJ Financial Group, Inc. held by the Resolution and Collection Corporation were sold to non-governmental institutions.

As a result of the above transactions, there are currently no public funds in the capital base of Mitsubishi UFJ Financial Group, Inc.

Sale of UnionBanCal’s International Correspondent Banking Business

In September 2005, UnionBanCal Corporation, our U.S. subsidiary, signed a definitive agreement to sell its international correspondent banking operations to Wachovia Bank, N.A. effective October 6, 2005, and the principal legal closing of the transaction took place on the same day. At the principal closing, no loans or other assets were acquired by Wachovia Bank, N.A., and no liabilities were assumed. As of June 30, 2006, all of UnionBanCal Corporation’s offices designated for disposal were closed. The remaining assets include deposits with banks awaiting approval for repatriation of capital and unremitted profits and loans that are maturing by January 2008. The remaining liabilities primarily consist of accrued expenses, which will be settled when due.

We accounted for the transaction as discontinued operations in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” and presented the financial position, and results of operations of discontinued operations as a separate line item in our consolidated financial statements. See note 3 to our consolidated financial statements for more information.

Establishment of Mitsubishi UFJ Merrill Lynch PB Securities

In May 2006, we established a joint-venture private banking firm named Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. with Merrill Lynch & Co., Inc. and Merrill Lynch Japan Securities Co., Ltd. The joint venture firm offers high-net-worth Japanese individuals and small and medium-sized organizations a full range of innovative financial products and services. We and Mitsubishi UFJ Securities own 40% and 10%, respectively, of the voting common shares of the joint venture company, and Merrill Lynch owns the remaining 50%. Merrill Lynch Japan Securities contributed its private client business, comprising approximately 8,000 client accounts and more than ¥1 trillion in assets under administration, into the joint venture firm. We, in turn, will introduce the capabilities and services of the new joint venture firm to our high-net-worth client base.

Mitsubishi UFJ Securities Becomes a Directly-Held Subsidiary of Mitsubishi UFJ Financial Group, Inc.

On July 1, 2005, Mitsubishi Tokyo Financial Group, Inc. made Mitsubishi Securities a directly-held subsidiary by acquiring substantially all of the shares of Mitsubishi Securities common stock then held by us and Mitsubishi Trust Bank. As a result of this transfer of shares within our group and the merger between Mitsubishi Securities and UFJ Tsubasa Securities to form Mitsubishi UFJ Securities, as of March 31, 2006, Mitsubishi UFJ Financial Group, Inc. held Mitsubishi UFJ Securities common stock representing 63% of the voting rights. See note 4 to our consolidated financial statements for further discussion of the transaction.

Strategic Business and Capital Alliance with Norinchukin Bank

In November 2005, Mitsubishi UFJ Financial Group, Inc. and UFJ NICOS Co., Ltd., our consolidated subsidiary, entered into a definitive agreement regarding a strategic business and capital alliance with Norinchukin Bank. As part of this alliance, we will provide specific infrastructure and know-how in the retail business to Norinchukin Bank while gaining access to Norinchukin Bank’s extensive customer base and operational network. This alliance will enable us to strengthen our retail business and enhance our revenue base by increasing the number of credit card customers. In December 2005, as part of the capital alliance, Norinchukin Bank purchased 17,700 shares of class 8 preferred stock and 22,400 shares of class 12 preferred stock of Mitsubishi UFJ Financial Group, Inc. from the Resolution and Collection Corporation for ¥101.4 billion. Norinchukin Bank also purchased 50,000,000 shares of first series class I stock of UFJ NICOS Co., Ltd., our consolidated subsidiary that was formed by the merger of Nippon Shinpan Co., Ltd, and UFJ Card Ltd. in October 2005, for approximately ¥100 billion.

Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Plans

The substitutional portion of our employee pension fund liabilities were transferred to the Japanese government in March 2005. Since the transfer was completed after the measurement date in the fiscal year ended March 31, 2005, we recognized net gains of ¥35.0 billion as a result of the transfer / settlement for the fiscal year ended March 31, 2006. This gain consisted of ¥103.0 billion in non-interest income under a government grant for the transfer of the substitutional portion of employees’ pension fund plans and ¥68.0 billion in non-interest expense under salaries and employee benefits. For further information, see note 17 to our consolidated financial statements.

Basic Agreement on the Merger of UFJ NICOS and DC Card

On January 26, 2006, Mitsubishi UFJ Financial Group, Inc., UFJ NICOS and DC Card, our credit card subsidiaries, and we entered into a basic agreement on the merger of UFJ NICOS and DC Card. The merger is planned to take place on April 1, 2007 with UFJ NICOS being the surviving entity. The objective of the merger is to combine UFJ NICOS’ large and extensive network, reputation and product development capability with DC Card’s co-branding relationships and acceptance of regional cards.

Purchase of Preferred Stock of Subsidiary

In May 2006, we purchased from Merrill Lynch all of the preferred stock and the rights to subscribe for new shares issued by MU Strategic Partner Co., Ltd., our subsidiary, in consideration of ¥120.0 billion for the preferred stock and ¥48.6 billion for the rights to subscribe for new shares.

MU Strategic Partner, formerly known as UFJ Strategic Partner Co., Ltd., was incorporated in December 2002 for the purpose of promoting the resolution of problem loans and raising equity capital. Pursuant to the Investors Agreement between the UFJ Bank and Merrill Lynch in February 2003, MU Strategic Partner raised equity capital by the issuance of preferred stock of ¥120.0 billion to Merrill Lynch, and has committed itself to restructuring, and resolving problem loans.

MU Strategic Partner has made substantive progress in its measures to resolve problem loans, and we have dissolved our capital relationship with Merrill Lynch through MU Strategic Partner and have made MU Strategic Partner our wholly owned subsidiary.

Issuance of “Non-dilutive” Preferred Securities

In order to strengthen our capital base, in August 2005, MTFG Capital Finance Limited, a special purpose company established in the Cayman Islands, issued ¥165 billion in non-cumulative and non-dilutive perpetual preferred securities in a private placement to institutional investors.

Similarly, in March 2006, MUFG Capital Finance 1 Limited, MUFG Capital Finance 2 Limited and MUFG Capital Finance 3 Limited, special purpose companies established in the Cayman Islands, issued $2.3 billion, €750 million and ¥120 billion, respectively, in non-cumulative and non-dilutive perpetual preferred securities in a global offering targeting overseas institutional investors.

Those preferred securities contribute to Tier 1 capital of Mitsubishi UFJ Financial Group, Inc. at March 31, 2006 under the BIS capital adequacy requirements. However, for accounting purposes under US GAAP, because those special purpose companies are not consolidated entities, the loans, which are made to Mitsubishi UFJ Financial Group, Inc. from the proceeds from the preferred securities issued by these special purpose companies, are presented as long-term debt in the consolidated balance sheet of Mitsubishi UFJ Financial Group, Inc. at March 31, 2006.

Purchase of 50% of Our Head Office and Nihonbashi Annex

In August 2005, we purchased from Mitsubishi Estate Co., Ltd. the equivalent of 50% of the land and buildings of our head office and the Nihonbashi annex for approximately ¥111.6 billion. The purchase was undertaken to increase the stability and flexibility of the property as the office buildings and land function as a significant part of our infrastructure. For further information, see note 9 to our consolidated financial statements.

Business Environment

We engage in a wide range of financial operations, including commercial banking, investment banking, asset management and securities-related businesses, and provide related services to individuals primarily in Japan and the United States and corporate customers around the world. Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	General economic conditions;

•	Interest rates;

•	Currency exchange rates; and

•	Stock and real estate prices.

Economic Environment in Japan

For the fiscal year ended March 31, 2006, the Japanese economy started off slowly, due mainly to an adjustment in inventory in the IT sector. However, with the rise in exports in the summer, along with increases in capital expenditures and steady increases in private consumption, the Japanese economy moved toward recovery.

With respect to interest rates, the Bank of Japan lifted its easy monetary policy in March 2006 due to the increases in consumer prices, but short-term interest rates remained at near zero percent. As to long-term interest rates, the yield on ten-year Japanese government bonds declined slightly during the first half of the fiscal year, but later rose due to anticipation surrounding lifting of the easy monetary policy by the Bank of Japan. In July 2006, the Bank of Japan abolished its zero interest rate policy and raised the uncollateralized overnight call rate to 0.25%.

The following chart shows the interest rate trends in Japan since 2003:

The Japanese stock markets continued to rise during the fiscal year ended March 31, 2006. The Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, rose from ¥11,668.95 at March 31, 2005 to ¥17,059.66 at March 31, 2006. Similarly, the Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, rose from 1,182.18 at March 31, 2005 to 1,728.16 at March 31, 2006. As of mid-September 2006, the Nikkei Stock Average was around ¥16,000, and TOPIX was around 1,600.

In the foreign exchange markets, the yen depreciated against the US dollar during the period due to the widening interest rate differentials between Japan and the United States, caused by the steady increase in US interest rates.

The following chart shows the foreign exchange rates expressed in Japanese yen per $1.00:

Based on the average government-set official land prices as of January 1, 2006, average land prices in Japan continued to decline, but in major metropolitan areas, such as Tokyo, Osaka and Nagoya, land prices showed a bottoming-out trend. Nationwide residential land prices and land prices for commercial properties as of January 1, 2006 both declined 2.7%, compared to a 4.6% decline for residential land prices and a 5.6% decline for commercial properties in the previous year. Tokyo residential land prices and land prices for commercial properties as of January 1, 2006 increased 0.8% and 3.0%, respectively, compared to a decline of 1.7% for residential land prices and a decline of 0.9% for commercial properties in the previous year.

The number of companies who filed for legal bankruptcy in Japan during the fiscal year ended March 31, 2006 was approximately 9,000, an increase from approximately 6,000 for the previous fiscal year. The gross amount of liabilities was approximately ¥5.8 trillion, which is relatively unchanged from the previous fiscal year due to a decrease in large-scale bankruptcies.

International Financial Markets

With respect to the international financial and economic environment for the fiscal year ended March 31, 2006, overseas economies such as the United States and China showed steady signs of economic growth.

In the United States, the target for the federal funds rate was raised a total of eight times, from 2.75% to 4.75%. The 10-year U.S. treasury note, a benchmark for long-term interest rates, started at around 4.3% in April 2005 and climbed to around 4.7% in March 2006. As of mid-September 2006, the federal funds rate was 5.25% and the 10-year yield was around 4.7%.

In the EU, the European Central Bank’s policy rate was also raised twice, from 2.0% to 2.5%, during the fiscal year ended March 31, 2006 and was 3.00% as of mid-September 2006.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with US GAAP. Many of the accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. The notes to our consolidated financial statements provide a summary of our significant accounting policies. The following is a summary of the critical accounting estimates:

Allowance for Credit Losses

The allowance for credit losses represents management’s estimate of probable losses in our loan portfolio. The evaluation process, including credit-ratings and self-assessments, involves a number of estimates and judgments. The allowance is based on two principles of accounting: (1) Statement of Financial Accounting Standards, or SFAS, No. 5, “Accounting for Contingencies,” which requires that losses be accrued when they are probable of occurring and can be estimated; and (2) SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures,” which require that losses be accrued based on the difference between the present value of expected future cash flows discounted at the loan’s effective interest rate, the fair value of collateral or the loan’s observable market value and the loan balance.

Our allowance for credit losses consists of an allocated allowance and an unallocated allowance. The allocated allowance comprises (a) the allowance for specifically identified problem loans, (b) the allowance for large groups of smaller balance homogeneous loans, (c) the allowance for loans exposed to specific country risk and (d) the formula allowance. Both the allowance for loans exposed to specific country risk and formula allowance are provided to performing loans that are not subject to either the allowance for specifically identified problem loans or the allowance for large groups of smaller balance homogeneous loans. The allowance for loans exposed to specific country risk covers transfer risk which is not specifically covered by other types of allowance. Each of these components is determined based upon estimates that can and do change when actual events occur.

The allowance for specifically identified problem loans, which represent large-balance, non-homogeneous loans that have been individually determined to be impaired, uses various techniques to arrive at an estimate of loss. Historical loss information, discounted cash flows, fair value of collateral and secondary market information are all used to estimate those losses.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment, and the allowance for such loans is established through a process that begins with estimates of probable losses inherent in the portfolio. These estimates are based upon various analyses, including historical delinquency and credit loss experience.

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

Determining the adequacy of the allowance for credit losses requires the exercise of considerable judgment and the use of estimates, such as those discussed above. To the extent that actual losses differ from management’s estimates, additional provisions for credit losses may be required that would adversely impact our operating results and financial condition in future periods.

Impairment of Investment Securities

US GAAP requires the recognition in earnings of an impairment loss on investment securities for a decline in fair value that is other than temporary. Determinations of whether a decline is other than temporary often involves estimating the outcome of future events. Management judgment is required in determining whether factors exist that indicate that an impairment loss has been incurred at the balance sheet date. These judgments are based on subjective as well as objective factors. We conduct a review semi-annually to identify and evaluate investment securities that have indications of possible impairment. The assessment of other than temporary impairment requires judgment and therefore can have an impact on the results of operations. Impairment is evaluated considering various factors, and their significance varies from case to case.

Debt and marketable equity securities.    In determining whether a decline in fair value below cost is other than temporary for a particular security, indicators of an other than temporary decline for both debt and marketable equity securities include, but are not limited to, the extent of decline in fair value below cost and the length of time that the decline in fair value below cost has continued. If a decline in fair value below cost is 20% or more or has continued for six months or more, we generally deem such decline as an indicator of an other than temporary decline. We also consider the current financial condition and near-term prospects of issuers primarily based on the credit standing of the issuers as determined by our credit rating system.

Certain securities held by us and our certain other subsidiaries, which primarily consist of debt securities issued by the Japanese national government and generally considered to be of minimal credit risk, were determined not to be impaired in some cases, on the basis of the respective entity’s ability and positive intent to hold such securities to maturity.

The determination of other than temporary impairment for certain securities held by UnionBanCal Corporation, our U.S. subsidiary, which primarily consist of securities backed by the full faith and credit of the U.S. government and corporate asset-backed and debt securities, are made on the basis of a cash flow analysis of securities and/or the ability of UnionBanCal Corporation to hold such securities to maturity.

The aggregate amount of unrealized losses at March 31, 2006 that we determined to be temporary was ¥56,305 million.

Nonmarketable equity securities.    Nonmarketable equity securities are equity securities of companies that are not publicly traded or are thinly traded. Such securities are primarily held at cost less other than temporary impairment if applicable. For the securities carried at cost, we consider factors such as the credit standing of issuers and the extent of decline in net assets of issuers to determine whether the decline is other than temporary. When we determine that the decline is other than temporary, nonmarketable equity securities are written down to our share of the amount of the issuer’s net assets, which approximates fair value. When the decline is other than temporary, certain nonmarketable equity securities issued by public companies, such as preferred stock convertible to marketable common stock in the future, are written down to fair value estimated by commonly-accepted valuation models, such as option pricing models based on a number of factors, including the quoted market price of the underlying marketable common stock, volatility and dividend payments as appropriate.

The markets for equity securities and debt securities are inherently volatile, and the values of both types of securities have fluctuated significantly in recent years. Accordingly, our assessment of potential impairment involves risks and uncertainties depending on market conditions that are global or regional in nature and the condition of specific issuers or industries, as well as management’s subjective assessment of the estimated future performance of investments. If we later conclude that a decline is other than temporary, the impairment loss may significantly affect our operating results and financial condition in future periods.

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

In determining a valuation allowance, we perform a review of future taxable income (exclusive of reversing temporary differences and carryforwards) and future reversals of existing taxable temporary differences. Future taxable income is developed from forecasted operating results, based on recent historical trends and approved business plans, the eligible carryforward periods and other relevant factors. For certain subsidiaries where strong negative evidence exists, such as the existence of significant amounts of operating loss carryforwards, cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance is recognized against the deferred tax assets to the extent that it is more likely than not that they will not be realized.

Among other factors, forecasted operating results, which serve as the basis of our estimation of future taxable income, have a significant effect on the amount of the valuation allowance. In developing forecasted operating results, we assume that our operating performance is stable for certain entities where strong positive evidence exists, including core earnings based on past performance over a certain period of time. The actual results may be adversely affected by unexpected or sudden changes in interest rates as well as an increase in credit-related expenses due to the deterioration of economic conditions in Japan and material declines in the Japanese stock market to the extent that such impacts exceed our original forecast. In addition, near-term taxable income is also influential on the amount of the expiration of unused operating loss carryforwards since tax regulations permit net operating losses to be deducted for a predetermined period generally no longer than seven years. At March 31, 2006, we had operating loss carryforwards of ¥3,548.0 billion, the majority of which will expire by March 31, 2010.

Because the establishment of the valuation allowance is an inherently uncertain process involving estimates as discussed above, the currently established allowance may not be sufficient. If the estimated allowance is not sufficient, we will incur additional deferred tax expenses, which could materially affect our operating results and financial condition in future periods.

Accounting for Goodwill and Intangible Assets

US GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired, using a two-step process that begins with an estimation of the fair value of a reporting unit of our business, which is to be compared with the carrying amount of the unit, to identify potential impairment of goodwill. A reporting unit is an operating segment or component of an operating segment that constitutes a business for which discrete financial information is available and is regularly reviewed by management. The fair value of a reporting unit is defined as the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Since an observable quoted market price for a reporting unit is not always available, the fair value of the reporting units are determined using a combination of valuation techniques consistent with the income approach and market approach. In the income approach, discounted cash flows were calculated by taking the net present value based on each reporting unit’s internal forecasts. Cash flows were discounted using a discount rate approximating the weighted average cost of capital after making adjustments for risks inherent in the cash flows. In the market approach, analysis using market-based trading and transaction multiples was used. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss recorded in income. This test requires comparison of the implied fair value of the unit’s goodwill with the carrying amount of that goodwill. The estimate of the implied fair value of the reporting unit’s goodwill requires us to allocate the fair value of a reporting unit to all of the assets and liabilities of that reporting unit, including unrecognized intangible assets, if any, since the implied fair value is determined as the excess of the fair value of a reporting unit over the net amounts assigned to its assets and liabilities in the allocation. Accordingly, the second step of the impairment test also requires an estimate of the fair value of individual assets and liabilities, including any unrecognized intangible assets that belong to that unit.

In connection with our merger with UFJ Bank, we recorded goodwill of ¥1,701.0 billion, and goodwill was not impaired as of March 31, 2006, nor was any goodwill written off during the fiscal year ended March 31, 2006. See note 2 to our consolidated financial statements for more information on the goodwill acquired in connection with the merger with UFJ Bank, and note 10 to our consolidated financial statements for more information on goodwill by major business segments.

Intangible assets are amortized over their estimated useful life unless they have indefinite useful lives. Amortization for intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets. Intangible assets having indefinite useful lives are subject to annual impairment tests. An impairment exists if the carrying value of an indefinite-lived asset exceeds its fair value. For other intangible assets subject to amortization, an impairment is recognized if the carrying amount exceeds the fair value of the intangible asset.

Accrued Severance Indemnities and Pension Liabilities

We have defined benefit retirement plans, including lump-sum severance indemnities and pension plans, which cover substantially all of our employees. Severance indemnities and pension costs are calculated based upon a number of actuarial assumptions, including discount rates, expected long-term rates of return on our plan assets and rates of increase in future compensation levels. In accordance with US GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods, and affect our recognized net periodic pension costs and accrued severance indemnities and pension obligations in future periods. We had an unrecognized net actuarial loss for domestic severance indemnities and pension plans of ¥6.1 billion at March 31, 2006. Differences in actual experience or changes in assumptions may affect our financial condition and operating results in future periods.

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

Valuation of Financial Instruments with No Available Market Prices

Fair values for the substantial majority of our portfolio of financial instruments, including available-for-sale and held-to-maturity securities, trading accounts and derivatives, with no available market prices are determined based upon externally verifiable model inputs and quoted prices. All financial models, which are used for independent risk monitoring, must be validated and periodically reviewed by qualified personnel independent of the area that created the model. The fair value of derivatives is determined based upon liquid market prices evidenced by exchange-traded prices, broker-dealer quotations or prices of other transactions with similarly rated counterparties. If available, quoted market prices provide the best indication of value. If quoted market prices are not available for fixed maturity securities and derivatives, we discount expected cash flows using market interest rates commensurate with the credit quality and maturity of the investment. Alternatively, we may use matrix or model pricing to determine an appropriate fair value. In determining fair values, we consider various factors, including time value, volatility factors and underlying options, warrants and derivatives.

The estimated fair values of financial instruments without quoted market prices were as follows:

	At March 31,
	2005	2006
	(in billions)
Financial assets:
Trading account assets, excluding derivatives	¥5,006	¥2,858
Investment securities	20,908	35,678
Derivative financial instruments, net	49	—
Financial liabilities:
Trading account liabilities, excluding derivatives	5	57
Obligations to return securities received as collateral	3,015	1,015
Derivative financial instruments, net	—	136

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

Accounting Changes

Variable Interest Entities—In January 2003, the Financial Accounting Standards Board, or the FASB, issued FASB Interpretation, or FIN, No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” FIN No. 46 addresses consolidation by business enterprises of variable interest entities, or VIEs. The consolidation requirements of FIN No. 46 applied immediately to VIEs created after January 31, 2003. We have applied, as required, FIN No. 46 to all VIEs created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003, which has been amended by the FASB as described below.

In December 2003, the FASB issued FIN No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51,” or FIN No. 46R. FIN No. 46R modified FIN No. 46 in certain respects, including the scope exception, the definition of VIEs, and other factors that effect the determination of VIEs and primary beneficiaries that must consolidate VIEs. FIN No. 46R, as written, applies to VIEs created before February 1, 2003 no later than the end of the first reporting period that ends after March 15, 2004, and to all special purpose entities no later than the first reporting period that ends after December 15, 2003. Subsequent to the issuance of FIN No. 46R, the Chief Accountant of the U.S. Securities and Exchange Commission, or SEC, stated the SEC staff’s position in a letter to the American Institute of Certified Public Accountants, or AICPA, dated March 3, 2004, that the SEC staff did not object to the conclusion that FIN No. 46R should not be required to be applied at a date earlier than the original FIN No. 46 and that foreign private issuers would be required to apply FIN No. 46R at various dates depending on the entity’s year-end and the frequency of interim reporting. In accordance with the letter, we adopted FIN No. 46R on April 1, 2004, except for certain investment companies, for which the effective date of FIN No. 46R was deferred. Under FIN No. 46R, any difference between the net amount added to the balance sheet and the amount of any previously recognized interest in the VIE is recognized as a cumulative effect of a change in accounting principle. The cumulative effect of the change in accounting principle was to decrease net income by ¥977 million for the fiscal year ended March 31, 2005. See note 26 to our consolidated financial statements for further discussion of VIEs in which we hold variable interests.

Accounting for Certain Loans and Debt Securities Acquired in a Transfer—In December 2003, the AICPA issued Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” or SOP 03-3, which supersedes AICPA Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans”

and addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least, in part, to credit quality. SOP 03-3 requires acquired impaired loans for which it is probable that the investor will be unable to collect all contractually required payments receivable to be recorded at the present value of amounts expected to be received and prohibits carrying over or creation of valuation allowances in the initial accounting for these loans. SOP 03-3 also limits accretable yield to the excess of the investor’s estimate of undiscounted cash flows over the investor’s initial investment in the loan and prohibits the recognition of the non-accretable difference. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life while any decreases in such cash flows should be recognized as impairments. SOP 03-3 also provides guidance with regard to presentation and disclosures. SOP 03-3 was effective for loans and debt securities acquired in fiscal years beginning after December 15, 2004. Effective April 1, 2005, we adopted SOP 03-3 for loans and debt securities acquired subsequent to March 31, 2005, including those due to the merger. See note 7 to our consolidated financial statements for disclosures of acquired loans within the scope of SOP 03-3. We did not acquire any material debt securities covered by SOP 03-3 during the fiscal year ended March 31, 2006.

Accounting for Conditional Asset Retirement Obligations—In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.” FIN No. 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. SFAS No. 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. Effective March 31, 2006, we adopted FIN No. 47 to existing asset retirement obligations associated with commitments to return property subject to operating leases to its original condition upon lease termination. The cumulative effect of the change in accounting principle was to decrease net income by ¥8,425 million. This adjustment represents the cumulative depreciation and accretion that would have been recognized through the date of adoption of FIN No. 47 had the statement applied to our existing asset retirement obligations at the time they were initially incurred.

Had the asset retirement obligations been accounted for under this Interpretation at the inception of operating leases requiring restoration, our net income and net income per share would have been the pro forma amounts indicated in the following table:

	Fiscal years ended March 31,
	2004	2005	2006
	(in millions)
Reported net income	¥537,601	¥287,108	¥228,779
Cumulative effect of a change in accounting principle related to adoption of FIN No. 47, net of taxes:
Reported	—	—	8,425
Pro forma	576	570	410

Pro forma net income, after cumulative effect of a change in accounting principle related to adoption of FIN No. 47, net of taxes	¥537,025	¥286,538	¥236,794

		(in Yen)

Basic earnings per common share—net income available to a common shareholder:
Reported	¥105.10	¥55.87	¥30.72
Pro forma	104.99	55.75	31.83
Diluted earnings per common share—net income available to a common shareholder:
Reported	104.81	55.61	27.07
Pro forma	104.69	55.49	28.06

Impairment of Securities Investments—In November 2003, the FASB Emerging Issues Task Force, or the EITF, reached a consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” or EITF 03-1. EITF 03-1 requires certain additional quantitative and qualitative disclosures in addition to the disclosures already required by SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The new disclosure requirements apply to financial statements for the fiscal years ending after December 15, 2003. See note 6 to our consolidated financial statements for the required disclosures. In March 2004, the EITF also reached a consensus on additional accounting guidance for other than temporary impairments, which requires an evaluation and recognition of other than temporary impairment by a three-step impairment test. The guidance should be applied for reporting periods beginning after June 15, 2004. On September 30, 2004, FASB Staff Position EITF Issue 03-1-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” delayed the effective date for the measurement and recognition guidance contained in paragraphs 10 through 20 of EITF 03-1. In November 2005, the FASB staff issued an FSP on SFAS No. 115 and No. 124, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” to provide implementation guidance related to this topic. See Recently Issued Accounting Pronouncements for our evaluation of the effect of the measurement and recognition provision of the FSP.

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

In June 2003, we submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved in August 2003. In August 2004, we made another application for transfer to the government of the remaining substitutional portion and the application was approved in November 2004. The substitutional obligation and related plan assets were transferred to a government agency in March 2005 and we were released from paying the substitutional portion of the benefits to its employees. The completion of the transfer to the Japanese Government of the substitutional portion of the employee pension plan constituted a settlement of such plan. However, since there remains a defined benefit plan and the settlement occurred subsequent to December 31, 2004 (the measurement date of such plan), we recognized net gains of ¥34,965 million as a result of the transfer / settlement for the fiscal year ended March 31, 2006. See note 17 to our consolidated financial statements for further discussion.

Recently Issued Accounting Pronouncements

Share-Based Payment—In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” or SFAS No. 123R, which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board Opinion, or APB, No. 25, “Accounting for Stock Issued to Employees.” In March 2005, the SEC issued Staff Accounting Bulletins, or SAB, No. 107, which provides interpretive guidance on SFAS No. 123R. SFAS No. 123 preferred a fair-value-based method of accounting for share-based payment transactions with employees, but it permitted the option of continuing to apply the intrinsic-value-based measurement method in APB No. 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. SFAS No. 123R eliminates the alternative to use the intrinsic value method of accounting and requires entities to recognize the costs of share-based payment transactions with employees based on the grant-date fair value of those awards over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123R is effective as of the beginning of the fiscal year or interim period beginning after June 15, 2005. We adopted SFAS No. 123R on April 1, 2006 under the modified prospective method, which is expected, based upon current projections, to result in an increase in non-interest expense of approximately ¥2 billion for the fiscal year ending March 31, 2007. See note 1 to our consolidated financial statements for the pro forma information as if the fair value based method had been applied to all awards in accordance with SFAS No. 123.

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

Accounting Changes and Error Corrections—In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 replaces APB No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted. Accordingly, we cannot reasonably estimate the ultimate impact of SFAS No. 154.

The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments—In November 2005, the FASB staff issued an FSP on SFAS No. 115 and No. 124. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other than temporary impairments. The guidance in this FSP is applicable for certain investments such as debt and equity securities that are within the scope of SFAS No. 115 and equity securities that are not subject to the scope of SFAS No. 115 and not accounted for under the equity method pursuant to APB No. 18, “The Equity Method of Accounting for Investments in Common Stock,” and related interpretations. This FSP nullifies the requirements of paragraphs 10-18 of EITF 03-1 and supersedes EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” This FSP carries forward the requirements of paragraphs 8 and 9 of EITF 03-1 with respect to cost-method investments, and carries forward the disclosure requirements included in paragraphs 21 and 22 of EITF 03-1. Also the guidance in this FSP amends SFAS No. 115 and No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations,” and APB No. 18. The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005, with earlier application permitted. We have not completed the study of what effect the FSP will have on our financial position and results of operations.

Accounting for Certain Hybrid Financial Instruments—In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and resolves issues addressed in SFAS No. 133 Implementation Issue D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133. SFAS No. 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We have not completed the study of what effect SFAS No. 155 will have on our financial position and results of operations.

Accounting for Servicing of Financial Assets—In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets.” SFAS No. 156 amends SFAS No. 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract, and requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS No. 156 permits an entity to choose either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. SFAS No. 156 is effective for the fiscal year beginning after September 15, 2006. Earlier adoption is permitted. We have not completed the study of what effect SFAS No. 156 will have on our financial position and results of operations.

Determining the Variability to Be Considered in Applying FIN No. 46R—In April 2006, the FASB staff issued an FSP on FIN No. 46R-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R).” This FSP states that the variability to be considered in applying FIN No. 46R shall be based on an analysis of the design of the entity as outlined in the following two steps: (a) analyze the nature of the risks in the entity, (b) determine the purpose for which the entity was created and determine the variability (created by the risks identified in step (a)) the entity is designed to create and pass along to its interest holders. For the purposes of this FSP, interest holders include all potential variable interest holders (including contractual, ownership, or other pecuniary interests in the entity). After determining the variability to be considered, the reporting enterprise can determine which interests are designed to absorb that variability. The FSP should be applied prospectively to all entities (including newly created entities) with which an enterprise first becomes involved, and to all entities previously required to be analyzed under FIN No. 46R when a reconsideration event has occurred beginning the first day of the first reporting period beginning after June 15, 2006. Early application is permitted for periods for which financial statements have not yet been issued. Retrospective application to the date of the initial application of FIN No. 46R is permitted but not required. If retrospective application is elected, it must be completed no later than the end of the first annual reporting period ending after July 15, 2006. We have not completed the study of what effect the FSP will have on our financial position and results of operations.

Uncertainty in Income Taxes—In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 requires recognition of a tax benefit to the extent of management’s best estimate of the impact of a tax position, provided it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. We have not completed the study of what effect FIN No. 48 will have on our financial position and results of operations.

Fair Value Measurements—In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under SFAS No. 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. We have not completed the study of what effect SFAS No. 157 will have on our financial position and results of operations.

Results of Operations

The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2004, 2005 and 2006:

On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc., the parent company of Bank of Tokyo-Mitsubishi, merged with UFJ Holdings, the parent company of UFJ Bank, with Mitsubishi Tokyo Financial Group, Inc. being the surviving entity. Upon consummation of the merger, Mitsubishi Tokyo Financial Group, Inc. changed its name to Mitsubishi UFJ Financial Group, Inc. The merger was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries were recorded at fair value as of October 1, 2005. Therefore, although the merger of Bank of Tokyo-Mitsubishi with UFJ Bank occurred on January 1, 2006, the results of operations of UFJ Bank and its subsidiaries have been included in the accompanying consolidated financial statements since October 1, 2005. Unless otherwise mentioned, figures as of March 31, 2005 and for the fiscal years ended March 31, 2004 and 2005 reflect the financial position and results of Bank of Tokyo-Mitsubishi and its subsidiaries only. Figures as of March 31, 2006 reflect the financial position of BTMU and its subsidiaries. Figures for the fiscal year ended March 31, 2006 reflect the results of Bank of Tokyo-Mitsubishi and its subsidiaries for the six months ended September 30, 2005 and BTMU’s results for the six months ended March 31, 2006. The merger with UFJ Bank was the major factor in the changes in many of the items in our consolidated statements of income as well as our consolidated balance sheet for the fiscal year ended March 31, 2006.

As discussed in “Recent Developments—Sale of UnionBanCal’s International Correspondent Banking Business,” certain figures in prior fiscal years were reclassified to discontinued operations to conform to the presentation for the fiscal year ended March 31, 2006.

	Fiscal years ended March 31,
	2004	2005	2006
	(in billions)
Interest income	¥1,116.3	¥1,194.5	¥2,249.3
Interest expense	337.5	388.1	728.8

Net interest income	778.8	806.4	1,520.5

Provision (credit) for credit losses	(142.6)	123.9	163.4
Non-interest income	973.7	795.7	556.8
Non-interest expense	1,028.3	954.3	1,616.8

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	866.8	523.9	297.1
Income tax expense	331.1	237.3	68.9

Income from continuing operations before cumulative effect of a change in accounting principle	535.7	286.6	228.2
Income from discontinued operations—net	1.9	1.5	9.0
Cumulative effect of a change in accounting principle, net of tax	—	(1.0)	(8.4)

Net income	¥537.6	¥287.1	¥228.8

We reported net income of ¥228.8 billion for the fiscal year ended March 31, 2006, compared to net income of ¥287.1 billion for the fiscal year ended March 31, 2005. Our basic earnings per common share (net income available to a common shareholder) for the fiscal year ended March 31, 2006 were ¥30.72 compared to an earnings per share of ¥55.87 for the fiscal year ended March 31, 2005. Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle for the fiscal year ended March 31, 2006 was ¥297.1 billion, compared with ¥523.9 billion for the fiscal year ended March 31, 2005.

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

Our net interest income for the fiscal years ended March 31, 2004, 2005 and 2006 was not materially affected by gains or losses resulting from derivative financial instruments used for hedging purposes.

The following is a summary of the interest rate spread for the fiscal years ended March 31, 2004, 2005 and 2006:

	Fiscal years ended March 31,
	2004		2005		2006
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥54,926.5	1.07%	¥63,580.9	0.97%	¥86,668.5	1.39%
Foreign	17,467.7	3.03	18,639.6	3.09	25,354.9	4.11

Total	¥72,394.2	1.54%	¥82,220.5	1.45%	¥112,023.4	2.01%

Financed by:
Interest-bearing funds:
Domestic	¥55,267.0	0.30%	¥62,838.8	0.30%	¥82,096.9	0.35%
Foreign	11,759.5	1.45	12,794.2	1.57	15,977.0	2.74

Total	67,026.5	0.50	75,633.0	0.51	98,073.9	0.74
Non-interest-bearing funds	5,367.7	—	6,587.5	—	13,949.5	—

Total	¥72,394.2	0.47%	¥82,220.5	0.47%	¥112,023.4	0.65%

Spread on:
Interest-bearing funds		1.04%		0.94%		1.27%
Total funds		1.08%		0.98%		1.36%

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Net interest income for the fiscal year ended March 31, 2006 was ¥1,520.5 billion, an increase of ¥714.1 billion, from ¥806.4 billion for the fiscal year ended March 31, 2005. This increase was mainly due to the merger with UFJ Bank. For the fiscal year ended March 31, 2006, interest rates in the United States and Europe generally increased. The increase in foreign interest rates also contributed to the increase in our net interest income, as the effect of higher foreign interest rates had a larger contributory effect on our interest income compared to our interest expense, partly due to the fact that our foreign interest-earning assets’ average balance of ¥25,354.9 billion is much larger than the average balance of our foreign interest-bearing liabilities of ¥15,977.0 billion.

The average interest rate spread increased 33 basis points from 0.94% for the fiscal year ended March 31, 2005 to 1.27% for the fiscal year ended March 31, 2006.

Net interest income as a percentage of average total funds also increased 38 basis points from 0.98% for the fiscal year ended March 31, 2005 to 1.36% for the fiscal year ended March 31, 2006.

Average interest-earning assets for the fiscal year ended March 31, 2006 were ¥112,023.4 billion, an increase of ¥29,802.9 billion from ¥82,220.5 billion for the fiscal year ended March 31, 2005. The increase was primarily attributable to an increase of ¥18,460.2 billion in domestic loans, and an increase of ¥7,612.1 billion in domestic investment securities, which were mainly due to the merger with UFJ Bank.

Average interest-bearing liabilities for the fiscal year ended March 31, 2006 were ¥98,073.9 billion, an increase of ¥22,440.9 billion from ¥75,633.0 billion for the fiscal year ended March 31, 2005. The increase was also primarily attributable to the merger with UFJ Bank, as domestic interest-bearing liabilities increased by ¥19,258.1 billion after we acquired the domestic deposit base of UFJ Bank.

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Net interest income for the fiscal year ended March 31, 2005 was ¥806.4 billion, an increase of ¥27.6 billion from ¥778.8 billion for the fiscal year ended March 31, 2004. This increase was primarily due to an increase in the average balance of interest-earning assets.

The average interest rate spread decreased 10 basis points from 1.04% for the fiscal year ended March 31, 2004 to 0.94% for the fiscal year ended March 31, 2005. This decrease was primarily due to the increase in the average interest rate of foreign interest-bearing funds, reflecting the rise in interest rates on foreign deposits as interest rates in foreign markets such as the United States rose, and also due to the decline in the average interest rates of domestic investment securities and domestic loans. The decline in the average interest rate of domestic investment securities was mainly due to the increase in our holdings of Japanese government bonds, as the interest rates on Japanese government bonds are generally lower compared to other domestic investment securities reflecting the lower risk. The decline in the average interest rate on domestic loans was mainly due to the reduction of loans with relatively higher interest rates and due to increased competition in lending to large corporations and in retail housing loans, which negatively affected the interest rate spread of our loans.

Net interest income as a percentage of average total funds decreased 10 basis points from 1.08% for the fiscal year ended March 31, 2004 to 0.98% for the fiscal year ended March 31, 2005.

Average interest-earning assets for the fiscal year ended March 31, 2005 were ¥82,220.5 billion, an increase of ¥9,826.3 billion from ¥72,394.2 billion for the fiscal year ended March 31, 2004. The increase was primarily attributable to an increase of ¥6,290.3 billion in domestic investment securities, which reflected an increase in our holdings of Japanese government bonds, and an increase of ¥2,110.7 billion in domestic loans. The increase in domestic loans was primarily due to an increase in loans to industries such as manufacturing, real estate, wholesale and retail, other industries, reflecting the consolidation of certain VIEs in accordance with FIN No. 46R. An increase of ¥730.5 billion in foreign investment securities, which reflected an increase in our holdings of mortgage-backed securities, also contributed to the increase in interest-earning assets.

Average interest-bearing liabilities for the fiscal year ended March 31, 2005 were ¥75,633.0 billion, an increase of ¥8,606.5 billion from ¥67,026.5 billion for the fiscal year ended March 31, 2004. The increase in average interest-bearing liabilities primarily reflected an increase of ¥5,540.6 billion in domestic other short-term borrowings and trading account liabilities, reflecting an increase of funding from the Bank of Japan in connection with our daily money market operations, and an increase in commercial paper issued by VIEs consolidated in accordance with FIN No. 46R.

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

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Provision for credit losses for the fiscal year ended March 31, 2006 was ¥163.4 billion, an increase of ¥39.5 billion from ¥123.9 billion for the fiscal year ended March 31, 2005. This was a result of the increase in our loan portfolio that was mainly due to the merger with UFJ Bank. Our loan portfolio and allowance for credit losses were favorably affected by the upgrades of many borrowers’ credit ratings resulting from improvements in their business performance mainly attributable to the general recovery in the Japanese economy, as well as upgrades of credit ratings of borrowers to whom we had large exposures who made progress in their restructuring plans. However, most of the foregoing favorable impact on the quality of our loan portfolio was not reflected in our provision for credit losses in the fiscal year ended March 31, 2006, because any subsequent increases in the expected cash flows from impaired loans acquired in the merger with UFJ Bank were not accounted for as reversals of the allowance for credit losses but rather as adjustments to accretable yields under SOP 03-3. On the other hand, the favorable impact on the quality of these loans was reflected in the increase in the interest income and the gains on sales of loans included in non-interest income.

For a further discussion of the adoption of SOP 03-3, see “Basis of Financial Statements and Summary of Significant Accounting Policies—Accounting Changes” in note 1 to our consolidated financial statements, and for the allowance for credit losses, see “Item5. B. Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

For the fiscal year ended March 31, 2005, a provision for credit losses of ¥123.9 billion was recorded. In contrast, for the fiscal year ended March 31, 2004, a reversal of the allowance for credit losses of ¥142.6 billion was recorded. Although reversals of the allowance for credit losses were recorded for both March 31, 2004 and 2005 due to improvements in our loan portfolio as evidenced by the reduction in our nonperforming loans, for the fiscal year ended March 31, 2005, the additional provisions were recognized as a result of downgrades of several borrowers to which we extended relatively large amounts of loans were greater than the reversals recognized.

Non-Interest Income

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2004, 2005 and 2006:

	Fiscal years ended March 31,
	2004	2005	2006
	(in billions)
Fees and commissions:
Trust fees	¥19.5	¥18.2	¥20.3
Fees on funds transfer and service charges for collections	57.0	59.4	103.9
Fees and commissions on international business	46.5	44.5	61.6
Fees and commissions on credit card business	60.5	61.7	109.6
Service charges on deposits	35.4	36.3	35.7
Fees and commissions on securities business	77.7	102.5	31.7
Insurance commissions	18.2	30.5	36.5
Guarantee fees	17.1	18.3	51.6
Other fees and commissions	101.0	102.0	190.6

Total	432.9	473.4	641.5
Foreign exchange gains (losses)—net	247.3	1.0	(281.4)
Trading account profits (losses)—net	117.3	31.3	(91.2)
Investment securities gains—net	96.5	190.5	40.8
Equity in earnings of equity method investees	1.3	6.3	28.8
Refund of the local taxes by the Tokyo Metropolitan Government	32.1	—	—
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans	—	—	103.0
Gains on sales of loans	0.3	0.6	34.6
Other non-interest income	46.0	92.6	80.7

Total non-interest income	¥973.7	¥795.7	¥556.8

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

Net trading account profits (losses) primarily include net gains (losses) on trading securities and interest rate derivative instruments entered into for trading purposes. Trading account assets or liabilities are carried at fair value and any changes in the value of trading account assets or liabilities, including interest rate derivatives, are recorded in net trading account profits (losses). Derivative instruments for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.

Net investment securities gains primarily include net gains on sales of marketable securities, particularly marketable equity securities. In addition, impairment losses are recognized as an offset of net investment securities gains when we conclude that declines in fair value of investment securities are other than temporary.

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Non-interest income for the fiscal year ended March 31, 2006 was ¥556.8 billion, a decrease of ¥238.9 billion, from ¥795.7 billion for the fiscal year ended March 31, 2005. This decrease was primarily due to decreases in net foreign exchange gains of ¥282.4 billion, net trading account profits of ¥122.5 billion and net investment securities gains of ¥149.7 billion. These decreases were partially offset by increases in fees and commissions of ¥168.1 billion and government grant for transfer of substitutional portion of Employees’ Pension Fund Plans of ¥103.0 billion.

Fees and commissions for the fiscal year ended March 31, 2006 were ¥641.5 billion, an increase of ¥168.1 billion, from ¥473.4 billion for the fiscal year ended March 31, 2005. This increase was primarily due to the merger with UFJ Bank, which affected almost every category of total fees and commissions. Additional factors contributing to this income growth were increases in fee incomes for the underwriting of private placement bonds and the investment trust business.

Net foreign exchange losses for the fiscal year ended March 31, 2006 were ¥281.4 billion, compared to net foreign exchange gains of ¥1.0 billion for the fiscal year ended March 31, 2005. The increase in foreign exchange losses was mainly due to the larger depreciation of the yen against foreign currencies in the fiscal year ended March 31, 2006, compared to the fiscal year ended March 31, 2005. For reference, the noon buying rate expressed in Japanese yen per $1.00 was ¥104.18 at March 31, 2004, ¥107.22 at March 31, 2005, and ¥117.48 at March 31 2006. This increase in net foreign exchange losses primarily reflected an increase in transaction losses on translation of monetary liabilities denominated in foreign currencies. All transaction gains or losses on translation of monetary liabilities denominated in foreign currencies are included in current earnings. However, the transaction gains or losses on translation of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings but are reflected in other changes in equity from nonowner sources. As we maintain monetary liabilities denominated in foreign currencies for our asset liability management, net foreign exchange gains (losses) fluctuate with the appreciation (depreciation) of the yen.

Net trading account losses of ¥91.2 billion were recorded for the fiscal year ended March 31, 2006, compared to net trading account profits of ¥31.3 billion for the fiscal year ended March 31, 2005. The net trading account profits (losses) for the fiscal years ended March 31, 2005 and 2006 consisted of the following:

	Fiscal years ended March 31,
	2005	2006
	(in billions)
Net losses on derivative instruments, primarily interest-rate futures, swaps and options	¥(20.3)	¥(212.7)
Net profits on trading securities	51.6	121.5

Net trading account profits (losses)	¥31.3	¥(91.2)

The net losses on derivative instruments, primarily interest-rate futures, swaps and options mainly reflected losses due to the rise in interest rates. These losses were partially offset by the increase in profits on trading securities, caused by an increase in profits from trading of debt and equity securities.

Net investment securities gains for the fiscal year ended March 31, 2006 were ¥40.8 billion, a decrease of ¥149.7 billion, from ¥190.5 billion for the fiscal year ended March 31, 2005. Major components of net investment securities gains for the fiscal years ended March 31, 2005 and 2006 are summarized below:

	Fiscal years ended March 31,
	2005	2006
	(in billions)
Net gains on sales of marketable equity securities	¥182.1	¥158.4
Impairment losses on marketable equity securities	(7.9)	(4.2)
Other (primarily impairment losses on Japanese government bonds)	16.3	(113.4)

Net investment securities gains	¥190.5	¥40.8

The decrease in net investment securities gains for the fiscal year ended March 31, 2006 mainly reflected the increase in losses on debt securities, primarily Japanese government bonds, compared to the previous fiscal year, as long-term interest rates in Japan, such as the yield on ten-year Japanese government bonds climbed from approximately 1.3% in April 2005 to approximately 1.8% in March 2006. For reference, impairment losses on Japanese government bonds for the fiscal year ended March 31, 2006 was ¥172.7 billion.

Equity in earnings of equity method investees for the fiscal year ended March 31, 2006 was ¥28.8 billion, an increase of ¥22.5 billion from ¥6.3 billion for the fiscal year ended March 31, 2005. This increase was largely attributable to the merger with UFJ Bank, which expanded our group of equity method affiliates and partnerships.

Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans amounted to ¥103.0 billion, as the difference between the accumulated benefit obligations settled and the assets transferred to the Japanese government as a government grant for transfer of the substitutional portion of Employee’s Pension Fund Plans.

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Non-interest income for the fiscal year ended March 31, 2005 was ¥795.7 billion, a decrease of ¥178.0 billion from ¥973.7 billion for the fiscal year ended March 31, 2004. This decrease was primarily attributable to a decrease in net foreign exchange gains of ¥246.3 billion and a decrease in net trading account profits of ¥86.0 billion. These decreases were partially offset by an increase in net investment securities gains of ¥94.0 billion and an increase in fees and commissions of ¥40.5 billion.

Fees and commissions for the fiscal year ended March 31, 2005 increased ¥40.5 billion from the previous fiscal year. This increase primarily reflected an increase in fees and commissions on securities businesses as well as other fees and commissions. Fees and commissions on securities businesses increased ¥24.8 billion from the previous fiscal year primarily due to an increase in commissions in brokerage, underwriting and distribution at Mitsubishi Securities, which were in line with the increased trading volume of the Japanese stock markets during the same period and the increase in fees related to the securitization business at Mitsubishi Securities.

Net foreign exchange gains for the fiscal year ended March 31, 2005 were ¥1.0 billion, compared to net foreign exchange gains of ¥247.3 billion for the fiscal year ended March 31, 2004. The decrease in foreign exchange gains was due to the depreciation of the yen against foreign currencies in the fiscal year ended March 31, 2005, compared to an appreciation of the yen in the fiscal year ended March 31, 2004. This decrease in net foreign exchange gains primarily reflected a decrease in transaction gains on translation of monetary liabilities denominated in foreign currencies. All transaction gains or losses on translation of monetary liabilities denominated in foreign currencies are included in current earnings. However, the transaction gains or losses on translation of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings but are reflected in other changes in equity from nonowner sources. As we maintain monetary liabilities denominated in foreign currencies for our asset liability management, net foreign exchange gains (losses) fluctuate with the appreciation (depreciation) of the yen.

Net trading account profits for the fiscal year ended March 31, 2005 were ¥31.3 billion, a decrease of ¥86.0 billion, or 73.3% from ¥117.3 billion for the fiscal year ended March 31, 2004. The net trading account profits for the fiscal years ended March 31, 2004 and 2005 consisted of the following:

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

Net investment securities gains for the fiscal year ended March 31, 2005 were ¥190.5 billion, an increase of ¥94.0 billion from a gain of ¥96.5 billion for the fiscal year ended March 31, 2004. Major components of net investment securities gains for the fiscal years ended March 31, 2004 and 2005 are summarized below:

	Fiscal years ended March 31,
	2004	2005
	(in billions)
Net gains on sales of marketable equity securities	¥269.8	¥182.1
Impairment losses on marketable equity securities	(10.2)	(7.9)
Other	(163.1)	16.3

Net investment securities gains	¥96.5	¥190.5

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

Other non-interest income increased by ¥46.6 billion reflecting, among other items, a ¥10.1 billion gain on the sale of a merchant card portfolio at UnionBanCal Corporation and an increase of ¥3.3 billion in net gains on sales of premises and equipment.

Non-Interest Expense

The following table shows a summary of our non-interest expense for the fiscal years ended March 31, 2004, 2005 and 2006:

	Fiscal years ended March 31,
	2004	2005	2006
	(in billions)
Salaries and employee benefits	¥409.3	¥396.2	¥585.6
Occupancy expenses—net	86.1	87.6	124.3
Fees and commission expenses	68.9	77.3	179.6
Amortization of intangible assets	54.0	58.5	125.1
Insurance premiums, including deposit insurance	45.1	47.9	78.8
Minority interest in income of consolidated subsidiaries	44.3	38.1	108.9
Communications	24.9	25.4	33.0
Other non-interest expenses	295.7	223.3	381.5

Total non-interest expense	¥1,028.3	¥954.3	¥1,616.8

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Non-interest expense for the fiscal year ended March 31, 2006 was ¥1,616.8 billion, an increase of ¥662.5 billion from the previous fiscal year. This increase was primarily due to the merger with UFJ Bank, which affected almost every category of non-interest expense, especially salaries and employee benefits and other non-interest expenses. Other factors which contributed to the increase in non-interest expenses include a ¥70.8 billion increase in minority interest in income of consolidated subsidiaries due to an increase of income resulting from the improvement in the Japanese stock market and increased profits at UNBC. The transfer to the Japanese government of the substitutional portion of employee’s pension fund plans also increased salaries and employee benefits by ¥68.0 billion.

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Non-interest expense for the fiscal year ended March 31, 2005 was ¥954.3 billion, a decrease of ¥74.0 billion from the previous fiscal year. This decrease was primarily due to a ¥72.4 billion decrease in other non-interest expenses, principally reflecting a decrease in the provision for off-balance-sheet credit instruments caused by the decrease in off-balance-sheet exposure.

In addition, a decrease of ¥13.1 billion in salaries and employee benefits contributed to the decrease in non-interest expense. The decrease in salaries and employee benefits was as primarily due to a decrease in the net periodic pension cost. The reduction in the net periodic pension cost was primarily the result of lower amortization charges, reflecting a decrease in the unrecognized net actuarial loss at the beginning of the fiscal years ended March 31, 2004 and 2005. The decrease in the unrecognized net actuarial loss was mainly caused by an increase in the discount rate and in the actual return on plan assets.

Income Tax Expense

The following table presents a summary of our income tax expense:

	Fiscal years ended March 31,
	2004	2005	2006
	(in billions, except percentages)
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	¥866.8	¥523.9	¥297.1
Income tax expense	¥331.1	¥237.3	¥68.9
Effective tax rate	38.2%	45.3%	23.2%
Normal effective statutory tax rate	38.0%	40.6%	40.6%

Our holding company, Mitsubishi Tokyo Financial Group, Inc., elected to file consolidated corporate-tax returns starting from the fiscal year ended March 31, 2003, and we were a member of the consolidated group. We, however, had used a separate return method of allocation. Under the separate return method of allocation, current and deferred taxes for the fiscal years ended March 31, 2004 and 2005 were determined by applying the requirements of SFAS No. 109 as if we were filing a separate tax return. Although the consolidated corporate-tax system required us to pay, for the fiscal years ended March 31, 2003 and 2004, a surcharge tax of 2.0% of taxable income in addition to the national corporate income tax rate of 30.0% applied to separate tax return filers, we did not take such surcharge tax into consideration in determining current and deferred income taxes under the separate return method of allocation.

In February 2005, the Japanese tax authorities approved application to suspend the consolidated corporate-tax system by Mitsubishi Tokyo Financial Group, Inc. We filed our tax returns as part of Mitsubishi Tokyo Financial Group, Inc.’s consolidated corporate-tax system for the fiscal year ended March 31, 2005. Due to the suspension of the consolidated corporate-tax system, deferred income taxes had been calculated separately based on temporary differences as of March 31, 2005 and future taxable income at each company.

In addition, under the new local tax laws which were enacted in March 2003 for the fiscal years beginning after March 31, 2004, new uniform local taxes became effective. These new rules introduce value-added taxes and replace part of the existing local taxes based on income. The new local taxes are computed based on three components: (a) amount of profit, (b) amount of value-added (total payroll, net interest paid or received, net rent paid and income before use of net operating losses) and (c) amount of total paid-in capital. The taxes are computed by adding together the totals of each of the three components which are calculated separately.

Reconciling items between the combined normal effective statutory tax rates and the effective income tax rates for the fiscal years ended March 31, 2004, 2005 and 2006 are summarized as follows:

	Fiscal years ended March 31,
	2004	2005	2006
Combined normal effective statutory tax rate	38.0%	40.6%	40.6%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	0.1	0.5	1.1
Dividends from foreign subsidiaries	0.9	1.5	2.9
Foreign tax credit and payments	0.7	1.1	2.0
Higher (lower) tax rates applicable to income of subsidiaries	0.3	(1.1)	(12.2)
Minority interests	1.9	2.0	14.5
Change in valuation allowance	(4.9)	0.5	1.3
Enacted change in tax rates	(0.3)	—	—
Realization of previously unrecognized tax effects of subsidiaries	(1.7)	0.3	(29.1)
Change in foreign exchange rate	1.5	0.9	—
Nontaxable dividends received	(0.6)	(1.2)	(2.1)
Tax expense on capital transactions by a subsidiary	—	—	8.0
Other—net	2.3	0.2	(3.8)

Effective income tax rate	38.2%	45.3%	23.2%

The effective income tax rate of 23.2% for the fiscal year ended March 31, 2006 was 17.4 percentage points lower than the normal effective statutory tax rate of 40.6%. This lower tax rate primarily reflected realization of previously unrecognized tax effects in conjunction with the liquidation of certain subsidiaries and recognition of tax benefits through reorganization of business within the group, which were partly offset by certain items including minority interests and tax expense on capital transactions by a subsidiary.

The effective income tax rate of 45.3% for the fiscal year ended March 31, 2005 was 4.7 percentage points higher than the normal effective statutory tax rate of 40.6%. This increase resulted from certain reconciliation items, including reconciliation due to minority interests, change in valuation allowance, dividends from foreign subsidiaries and foreign tax credit and payments.

The effective income tax rate of 38.2% for the fiscal year ended March 31, 2004 was approximately the same level with the normal effective statutory tax rate of 38.0%. Although there was a 4.9 percentage points equivalent of downward reconciliation due to the change in valuation allowance, the decrease was substantially offset by some other upward reconciliations, including reconciliations related to minority interests, change in foreign exchange rate, dividends from foreign subsidiaries, and foreign tax credit and payments.

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit” in accordance with the regulatory reporting requirements of the Financial Services Agency. Operating profit and other segment information are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices and are not consistent with our consolidated financial statements prepared on the basis of US GAAP. For example, operating profit does not reflect items such as a part of provisions (credit) for credit losses (primarily an equivalent of formula allowance under US GAAP), foreign exchange gains (losses) and equity investment securities gains (losses).

We reorganized our business segments due to the merger effective January 1, 2006. The segment information for the fiscal year ended March 31, 2006 contains full year operating results in conformity to the new business segments. Operating results for the fiscal years ended March 2004 and 2005 have also been reclassified to conform to the new business segments. The business segments during the fiscal year ended March 31, 2006 are as follows:

•	retail banking, which provides banking products and services to individual customers in Japan;

•	corporate banking, which provides banking products and services, investment banking advisory, and other services to large corporations and some small- and medium-sized companies in Japan;

•	global banking, which consists of:

•	global banking (other than UNBC), which provides banking products and services, investment banking advisory services, and other services to the overseas operations of both large- and medium-sized Japanese corporations as well as non-Japanese corporations who do business on a global basis, excluding UNBC’s customers;

•	UNBC, which includes our subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A.;

•	global markets, which conducts its asset and liability management, liquidity management, and sales and trading of foreign exchange and interest-rate-related derivatives; and

•	other, which consists of:

•	systems services, which is responsible for our computer systems;

•	trust and asset management business promotion for companies, including defined contribution plans;

•	global securities services, which is responsible for the custody business for both Japanese and international institutional investors;

•	eBusiness & IT Initiatives, which is responsible for developing information technology business opportunities;

•	the corporate center, which retains functions such as strategic planning, overall risk management, internal auditing and compliance; and

•	the elimination of duplicated amounts of net revenue among business segments.

For each of the two fiscal years ended March 31, 2004 and 2005, Mitsubishi Securities has been presented as a separate operating segment, which includes Mitsubishi Securities and its subsidiaries that provide a broad range of retail and corporate securities services and products including retail brokerage, securitization, advisory for mergers and acquisitions and derivatives. In July 2005, however, we transferred all of our Mitsubishi Securities common stock to our parent company, Mitsubishi Tokyo Financial Group, Inc.

In July 2004, we transferred our overseas securities subsidiary, Tokyo-Mitsubishi International plc, to Mitsubishi Securities. Tokyo-Mitsubishi International plc has since been renamed in line with the name of its new parent company, to Mitsubishi Securities International plc. We have reclassified the business segment information for the fiscal years ended March 31, 2004 and 2005 based on the current fiscal year’s presentation.

In Oct 2004, we transferred our subsidiary, Tokyo-Mitsubishi Asset Management Co., Ltd, to Mitsubishi Tokyo Financial Group, Inc. We have reclassified the business segment information for the fiscal years ended March 31, 2004 and 2005 based on the current fiscal year’s presentation.

In Dec 2004, we transferred our subsidiary, Tokyo-Mitsubishi Asset Management UK., Ltd, to Mitsubishi Tokyo Financial Group, Inc. We have reclassified the business segment information for the fiscal years ended March 31, 2004 and 2005 based on the current fiscal year’s presentation.

In January 2006, we consolidated our investment banking and management business unit into two business units of the corporate banking business unit and the global banking business unit. Since this change of business units was made subsequent to March 31, 2006, we restated the previous business segment information from prior fiscal years based on the current fiscal year’s presentation.

The following table shows the business segment information for the fiscal years ended March 31, 2004, 2005 and 2006:

			Global Banking(2)
	Retail Banking	Corporate Banking	Other than UNBC	UNBC	Total	Global Markets	Other	Total
	(in billions)
Fiscal year ended March 31, 2004
Net revenue(1)	¥321.1	¥430.0	¥142.5	¥253.5	¥396.0	¥198.5	¥(39.9)	¥1,305.7
Operating expenses	205.2	152.2	102.6	150.9	253.5	28.5	69.9	709.3

Operating profit (loss)	¥115.9	¥277.8	¥39.9	¥102.6	¥142.5	¥170.0	¥(109.8)	¥596.4

Fiscal year ended March 31, 2005
Net revenue(1)	¥347.5	¥455.5	¥142.0	¥274.9	¥416.9	¥211.6	¥(32.3)	¥1,399.2
Operating expenses	217.2	152.1	98.7	158.8	257.5	29.7	79.5	736.0

Operating profit (loss)	¥130.3	¥303.4	¥43.3	¥116.1	¥159.4	¥181.9	¥(111.8)	¥663.2

Fiscal year ended March 31, 2006
Net revenue(1)	¥713.1	¥768.3	¥192.5	¥350.4	¥561.2	¥287.2	¥(87.2)	¥2,242.6
Operating expenses	447.9	268.5	123.1	202.4	335.3	38.4	116.6	1,206.7

Operating profit (loss)	¥265.2	¥499.8	¥69.4	¥148.0	¥225.9	¥248.8	¥(203.8)	¥1,035.9

Notes:

(1)	Net revenue does not include interest income on loans to Mitsubishi UFJ Financial Group, Inc.
(2)	In Global Banking, results of certain liquidated subsidiaries for the fiscal year ended March 31, 2006 are not included in the “Other than UNBC” column, while they are included in the “Total” column for internal management reporting purpose.

Frequently, the business units work together in connection with providing services to customers. In accordance with our internal management accounting policies, we do not apportion the operating profit relating to a particular transaction among the participating business units. Instead, we allow overlapping among business units when allocating operating profit relating to transactions involving more than one business unit.

As a result, some items of operating profit are recorded as part of the operating results of more than one business unit. Any overlapping allocations are eliminated in the “Other” column in the table above. The following is a summary of the aggregate amounts of this overlapping allocation of operating profit for the business units for the fiscal years ended March 31, 2004, 2005 and 2006:

Global Markets
(in billions)
Fiscal year ended March 31, 2004: Corporate Banking and Global Banking	¥20.2
Fiscal year ended March 31, 2005: Corporate Banking and Global Banking	¥25.4
Fiscal year ended March 31, 2006: Corporate Banking and Global Banking	¥51.0

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

As discussed in “Item 5.A. Operating Results—Key Financial Figures”, although our merger with UFJ Bank occurred on January 1, 2006, the results of operations of UFJ Bank have been included since October 1, 2005. The results for the fiscal years ended March 31, 2004 and 2005 reflect the results of Bank of Tokyo-Mitsubishi. The merger with UFJ Bank was major factor in the changes in the business segment analysis between the fiscal years ended March 31, 2005 and 2006.

Total net revenue increased ¥843.4 billion from ¥1,399.2 billion for the fiscal year ended March 31, 2005 to ¥2,242.6 billion for the fiscal year ended March 31, 2006, and total operating expenses increased ¥470.7 billion from ¥736.0 billion for the fiscal year ended March 31, 2005 to ¥1,206.7 billion for the fiscal year ended March 31, 2006. These increases were mainly due to the merger with UFJ Bank.

Net revenue of the retail banking business unit increased ¥365.6 billion, or 105.2%, from ¥347.5 billion for the fiscal year ended March 31, 2005 to ¥713.1 billion for the fiscal year ended March 31, 2006. This increase was mainly due to the merger with UFJ Bank. Additional factors contributing to this net revenue growth were increases in income from commercial banking operations such as interest earned from deposits.

Net revenue of the corporate banking business unit increased ¥312.8 billion, or 68.6%, from ¥455.5 billion for the fiscal year ended March 31, 2005 to ¥768.3 billion for the fiscal year ended March 31, 2006, mainly due to the merger with UFJ Bank. The increase in this net revenue was also driven by gains in other income on currency options sales.

Net revenue of the global banking (other than UNBC) increased ¥50.5 billion, or 35.6%, from ¥142.0 billion for the fiscal year ended March 31, 2005 to ¥192.5 billion for the fiscal year ended March 31, 2006. This increase was mainly due to the merger with UFJ Bank. Factors which increased net revenue other than the merger were incomes from commercial banking operations such as deposits and lending operations in Asia.

Net revenue of UNBC increased ¥75.5 billion, or 27.4%, from ¥274.9 billion for the fiscal year ended March 31, 2005 to ¥350.4 billion for the fiscal year ended March 31, 2006. The increase in loans and deposits in California, the increase in net interest margins, and profits from the sales of international correspondent banking operations contributed to the increase in net revenue.

Net revenue of the global markets business unit increased ¥75.6 billion, or 35.7%, from ¥211.6 billion for the fiscal year ended March 31, 2005 to ¥287.2 billion for the fiscal year ended March 31, 2006. This increase was also mainly due to the merger with UFJ Bank. Contributing to the growth in net revenue was also increased incomes from our foreign exchange currency option sales. These increases were partially offsets by the decrease in profits on foreign-currency ALM operations due to the general rise in interest rates.

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Total net revenue increased ¥93.5 billion, or 7.2%, from ¥1,305.7 billion for the fiscal year ended March 31, 2004 to ¥1,399.2 billion for the fiscal year ended March 31, 2005. Net revenue increased ¥26.4 billion in the retail business unit, ¥25.5 billion in the corporate banking business unit, ¥20.9 billion in the global banking business unit and ¥13.1 billion in the global markets business unit.

Total operating expenses increased ¥26.7 billion, or 3.8%, from ¥709.3 billion for the fiscal year ended March 31, 2004 to ¥736.0 billion for the fiscal year ended March 31, 2005. This increase was mainly due to an increase of ¥12.0 billion in the retail business unit, which primarily reflected the increase in advertising fees. Operating expenses also increased ¥7.9 billion for UNBC, which primarily reflected an increase of personal expenses.

Net revenue of the retail banking business unit increased ¥26.4 billion, or 8.2%, from ¥321.1 billion for the fiscal year ended March 31, 2004 to ¥347.5 billion for the fiscal year ended March 31, 2005. This increase was mainly due to an increase in fee income of ¥14.8 billion, reflecting an increase in fee income on insurance products and the investment trust business. This increase was partially offset by a decrease of ¥2.1 billion on net interest income.

Net revenue of the corporate banking business unit increased ¥25.5 billion, or 5.9%, from ¥430.0 billion for the fiscal year ended March 31, 2004 to ¥455.5 billion for the fiscal year ended March 31, 2005. This increase was mainly due to an increase of ¥16.2 billion in other income, which primarily reflected increases in derivatives sales and currency options sales. Fee income also increased ¥10.2 billion, which primarily reflected an increase in investment banking related fee income such as syndicated loans.

Net revenue of the global banking (other than UNBC) decreased ¥0.5 billion, or 0.4%, from ¥142.5 billion for the fiscal year ended March 31, 2004 to ¥142.0 billion for the fiscal year ended March 31, 2005. This decrease was mainly due to a decrease of subsidiaries, which primarily reflected losses on foreign currencies’ revaluation at Banco de Tokyo-Mitsubishi UFJ Brasil S/A. This decrease was partially offset by an increase of ¥4.3 billion of other income, which primarily reflected an increase in foreign exchange margins.

Net revenue of UNBC increased ¥21.4 billion, or 8.5%, from ¥253.5 billion for the fiscal year ended March 31, 2004 to ¥274.9 billion for the fiscal year ended March 31, 2005. This increase was mainly due to an increase in fee income such as service charges on deposit accounts and an increase on interest income, which was favorably influenced by higher earning asset volumes and strong deposit growth. Gains on sales of the merchant card portfolio as well as gains on the sale of real property also contributed to the increase in net revenue.

Net revenue of the global markets business unit increased ¥13.1 billion, or 6.6%, from ¥198.5 billion for the fiscal year ended March 31, 2004 to ¥211.6 billion for the fiscal year ended March 31, 2005. This increase was largely due to an increase of interest income of ¥38.2 billion, which primarily reflected an interest income on investment bonds and ALM operations. This increase was partially offset by a decrease in other income of ¥26.3 billion, reflecting losses on foreign currencies’ hedging operations against interest rate rising.

Geographic Segment Analysis

The following table sets forth our total revenue, income from continuing operations before income tax expense and cumulative effect of a change in accounting principle and net income on a geographic basis, based principally on the domicile of activities for the fiscal years ended March 31, 2004, 2005 and 2006:

	Fiscal years ended March 31,
	2004	2005	2006
	(in billions)
Total revenue (interest income and non-interest income):
Domestic	¥1,309.0	¥1,297.8	¥1,833.1

Foreign:
United States of America	396.4	413.0	548.4
Europe	217.0	126.6	163.7
Asia/Oceania excluding Japan	58.9	88.6	171.7
Other areas*	108.7	64.2	89.3

Total foreign	781.0	692.4	973.1

Total	¥2,090.0	¥1,990.2	¥2,806.2

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle:
Domestic	¥601.2	¥205.9	¥96.9

Foreign:
United States of America	31.7	146.4	56.2
Europe	146.9	55.3	32.5
Asia/Oceania excluding Japan	47.0	69.0	60.7
Other areas*	40.0	47.3	50.9

Total foreign	265.6	318.0	200.3

Total	¥866.8	¥523.9	¥297.2

Net income:
Domestic	¥370.1	¥91.1	¥68.5

Foreign:
United States of America	25.7	90.6	43.1
Europe	90.3	30.5	24.8
Asia/Oceania excluding Japan	30.9	46.0	53.0
Other areas*	20.6	28.9	39.4

Total foreign	167.5	196.0	160.3

Total	¥537.6	¥287.1	¥228.8

*	Other areas primarily include Canada, Latin America and the Caribbean.

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Domestic net income for the fiscal year ended March 31, 2006 was ¥68.5 billion, compared to ¥91.1 billion for the fiscal year ended March 31, 2005. This decline primarily reflected a decrease in non-interest income due to a decrease in net investment securities gains and net trading account profits compared to the previous fiscal year.

Foreign net income for the fiscal year ended March 31, 2006 was ¥160.3 billion, compared to ¥196.0 billion for the fiscal year ended March 31, 2005. This decrease primarily reflected the decline in net income in the United States of America.

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

Foreign net income for the fiscal year ended March 31, 2005 was ¥196.0 billion, compared to ¥167.5 billion for the fiscal year ended March 31, 2004. This increase primarily reflected increases in net income in the United States of America and in the Asia/Oceania region excluding Japan, which were partially offset by a decrease in Europe.

Effect of the Change in Exchange Rates on Foreign Currency Translation

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

The average exchange rate for the fiscal year ended March 31, 2006 was ¥113.31 per $1.00, compared to the prior fiscal year’s average exchange rate of ¥107.55 per $1.00. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2005 was ¥110.21 per $1.00, compared to the average exchange rate for the fiscal year ended December 31, 2004 of ¥108.24 per $1.00.

The change in the average exchange rate of the yen against the US dollar and other foreign currencies had the effect of increasing total revenue by approximately ¥47 billion, net interest income by approximately ¥20 billion and income before income taxes by approximately ¥7 billion, respectively, for the fiscal year ended March 31, 2006.

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

The change in the average exchange rate of the yen against the US dollar and other foreign currencies had the effect of decreasing total revenue by approximately ¥34 billion, net interest income by approximately ¥16 billion and income before income taxes by approximately ¥13 billion, respectively, for the fiscal year ended March 31, 2005.

B.    Liquidity and Capital Resources

Financial Condition

Total Assets

Our total assets at March 31, 2006 were ¥158.83 trillion, representing an increase of ¥66.78 trillion, from ¥92.05 trillion at March 31, 2005. This significant increase was primarily due to the merger with UFJ Bank, which had a large asset base, with total assets of ¥74.90 trillion as of September 30, 2005. The increase in total assets reflected an increase of ¥42.23 trillion in net loans, and the increase of ¥18.72 trillion in total investment securities.

We have allocated a substantial portion of our assets to international activities. As a result, reported amounts are affected by changes in the value of the yen against the US dollar and other foreign currencies. Foreign assets are denominated primarily in US dollars. The following table shows our total assets at March 31, 2005 and 2006 by geographic region based principally on the domicile of the obligors:

	At March 31,
	2005	2006
	(in trillions)
Japan	¥70.97	¥129.01

Foreign:
United States of America	11.75	15.42
Europe	4.35	7.12
Asia/Oceania excluding Japan	3.23	5.08
Other areas*	1.75	2.20

Total foreign	21.08	29.82

Total	¥92.05	¥158.83

*	Other areas primarily include Canada, Latin America and the Caribbean.

Total assets in Japan increased by ¥58.04 trillion mainly due to UFJ Bank’s large asset base in Japan.

At March 31, 2006, the noon buying rate of the Federal Reserve Bank of New York was ¥117.48 per $1.00, as compared with ¥107.22 per $1.00 at March 31, 2005. The yen equivalent amount of foreign currency denominated assets and liabilities increases as the relevant exchange rate indicating the yen value per one foreign currency unit becomes higher, evidencing a “weaker” yen, and decreases as the relevant exchange rate indicating the yen value per one foreign currency unit becomes lower, evidencing a “stronger” yen. The depreciation of the yen against the US dollar and other foreign currencies during the fiscal year ended March 31, 2006 increased the yen value of our total assets by approximately ¥3.27 trillion. See “Item 3.A. Key Information—Selected Financial Data—Exchange Rate Information.”

Loan Portfolio

The following table sets forth our loans outstanding by domestic and type of industry of borrower, before deduction of allowance for credit losses, at March 31, 2005 and 2006, based on classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on use of proceeds:

	At March 31,
	2005	2006
	(in billions)
Domestic:
Manufacturing	¥5,280.6	¥9,400.7
Construction	815.0	1,801.9
Real estate	4,157.0	7,086.4
Services	2,965.8	5,315.0
Wholesale and retail	4,527.4	8,688.9
Banks and other financial institutions	2,364.5	4,597.2
Communication and information services	605.9	1,026.1
Other industries	5,344.6	10,352.7
Consumer	7,662.8	22,356.1

Total domestic	33,723.6	70,625.0

Foreign:
Governments and official institutions	209.1	322.0
Banks and other financial institutions	780.6	1,089.2
Commercial and industrial	8,388.2	13,228.3
Other	169.4	558.4

Total foreign	9,547.3	15,197.9

Total	43,270.9	85,822.9

Unearned income, unamortized premiums—net and deferred loan fees—net	(16.9)	13.4

Total	¥43,254.0	¥85,836.3

Domestic loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs.

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in billions)
March 31, 2005	¥23.0	¥16.2	¥543.0	¥193.4	¥39.8	¥1.1	¥3.7	¥7.8	¥828.0
March 31, 2006	¥17.2	¥13.9	¥425.9	¥160.8	¥30.9	¥1.0	¥3.0	¥6.3	¥659.0

Loans are our primary use of funds. The average loan balance accounted for 51.6% of total interest-earning assets for the fiscal year ended March 31, 2005 and 57.2% for the fiscal year ended March 31, 2006.

At March 31, 2006, our total loans were ¥85.84 trillion, representing an increase of ¥42.59 trillion, or 98.4%, from ¥43.25 trillion at March 31, 2005. This significant increase was primarily due to the merger with UFJ Bank. For reference, the balance of loans of UFJ Bank at September 30, 2005 was ¥39.84 trillion. Before the addition of unearned income, unamortized premiums—net and deferred loan fees—net, our loan balance at March 31, 2006 consisted of ¥70.63 trillion of domestic loans and ¥15.20 trillion of foreign loans, while the loan balance at March 31, 2005 consisted of ¥33.72 trillion of domestic loans and ¥9.55 trillion of foreign loans.

Domestic loans increased ¥36.91 trillion and foreign loans increased ¥5.65 trillion compared to the previous fiscal year-end, primarily due to the merger with UFJ Bank. Unrelated to the merger, the balance of foreign loans to non-Japanese companies also increased steadily.

Analyzing the change of loans by industry segments, domestic loan increased in all segments primarily due to the merger with UFJ Bank, and the largest increase was seen in consumer loans. The main reason for the increase in consumer loans was the larger consumer loan portfolio formerly held by UFJ Bank, including subsidiaries such as UFJ NICOS, a consumer finance company, as compared to that of Bank of Tokyo-Mitsubishi.

Analyzing the change of foreign loans by industry segments, foreign loans also increased in all segments, especially in the commercial and industrial segments, mainly due to the increase in loans to non-Japanese corporate customers in the United States of America and Europe.

Allowance for Credit Losses, Nonperforming and Past Due Loans

The following table shows a summary of the changes in the allowance for credit losses for the fiscal years ended March 31, 2004, 2005 and 2006:

	Fiscal year ended March 31,
	2004	2005	2006
	(in billions)
Balance at beginning of fiscal year	¥1,058.6	¥649.3	¥567.7
Additions resulting from the merger with UFJ Bank(1)	—	—	279.2
Provision (credit) for credit losses	(142.6)	123.9	163.4
Charge-offs:
Domestic	(206.9)	(181.5)	(116.7)
Foreign	(70.6)	(51.8)	(10.4)

Total	(277.5)	(233.3)	(127.1)
Recoveries:
Domestic	11.3	14.3	3.2
Foreign	18.7	9.7	16.2

Total	30.0	24.0	19.4

Net charge-offs	(247.5)	(209.3)	(107.7)
Others(2)	(19.2)	3.8	10.4

Balance at end of fiscal year	¥649.3	¥567.7	¥913.0

Notes:

(1)	Additions resulting from the merger with UFJ Bank represent the valuation allowance for acquired loans outside the scope of SOP 03-3. The allowance for credit losses on loans within the scope of SOP 03-3 was not carried over.
(2)	Others principally include foreign currency translation and discontinued operations adjustments.

Provision for credit losses for the fiscal year ended March 31, 2006 was ¥163.4 billion, an increase of ¥39.5 billion from ¥123.9 billion for the fiscal year ended March 31, 2005. This was a result of the increase in our loan portfolio that was mainly due to the merger with UFJ Bank. Our loan portfolio and allowance for credit losses were favorably affected by the upgrades of many borrowers’ credit ratings resulting from improvements in their business performance mainly attributable to the general recovery in the Japanese economy, as well as upgrades of credit ratings of borrowers to whom we had large exposures who made progress in their restructuring plans. However, most of the foregoing favorable impact on the quality of our loan portfolio was not reflected in our provision for credit losses in the fiscal year ended March 31, 2006, because any subsequent increases in the expected cash flows from impaired loans acquired in the merger with UFJ Bank were not accounted for as reversals of the allowance for credit losses but rather as adjustments to accretable yields under SOP 03-3. On the other hand, the favorable impact on the quality of these loans was reflected in the increase in the interest income and the gains on sales of loans included in non-interest income.

For a further discussion of the adoption of SOP 03-3, see “Basis of Financial Statements and Summary of Significant Accounting Policies—Accounting Changes” in note 1 to our consolidated financial statements.

The ratio of provision for credit losses of ¥163.4 billion is 0.3% to the average loan balance of ¥64.12 trillion and 0.1% to the total interest-earning assets of ¥112.02 trillion.

Charge-offs for the fiscal year ended March 31, 2006 were ¥127.1 billion, a decrease of ¥106.2 billion, or 45.5% from ¥233.3 billion for the fiscal year ended March 31, 2005. Charge-offs has decreased for the last two years, from ¥277.5 billion for the fiscal year ended March 31, 2004 to ¥233.3 billion for the fiscal year ended March 31, 2005 and ¥127.1 billion for the fiscal year ended March 31, 2006, reflecting the general recovery of businesses in Japan.

The following table presents comparative data in relation to the principal amount of nonperforming loans sold and additional provision for credit losses (reversal of allowance):

	Principal amount of loans(1)	Allowance for credit losses(2)	Loans, net of allowance	Additional provision for credit losses (reversal of allowance)
	(in billions)
For the fiscal year ended March 31, 2004	¥292.8	¥125.5	¥167.3	¥(5.6)
For the fiscal year ended March 31, 2005	89.9	34.3	55.6	(9.2)
For the fiscal year ended March 31, 2006	104.6	37.7	66.9	(12.4)

Notes:

(1)	Represents principal amount after the deduction of charge-offs made before the sales of nonperforming loans.
(2)	Represents allowance for credit losses at the latest balance sheet date.

Through the sale of nonperforming loans to third parties, additional provisions or gains may arise from factors such as a change in the credit quality of the borrowers or the value of the underlying collateral subsequent to the prior reporting date, and the risk appetite and investment policy of the purchasers. Along with a reduction of nonperforming loans, conditions surrounding the sales of loans have improved in recent years.

Due to the inherent uncertainty of factors that may affect negotiated prices which reflect the borrowers’ financial condition and the value of underlying collateral, the results during the reported periods are not necessarily indicative of the results that we may record in the future.

In connection with the sale of loans including performing loans, we recorded gains of ¥5.5 billion, ¥9.1 billion and ¥45.7 billion for the fiscal years ended March 31, 2004, 2005 and 2006, respectively.

The following table summarizes the allowance for credit losses by component at March 31, 2004, 2005 and 2006:

	At March 31,
	2004	2005	2006
	(in billions)
Allocated allowance:
Specific—specifically identified problem loans	¥380.9	¥342.4	¥397.0
Large groups of smaller balance homogeneous loans	38.8	37.4	152.2
Loans exposed to specific country risk	5.9	0.1	0.1
Formula—substandard, special mention and other loans	205.2	179.2	356.0
Unallocated allowance	18.5	8.6	7.7

Total allowance	¥649.3	¥567.7	¥913.0

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

Change in total allowance and provision for credit losses

At March 31, 2006, the total allowance for credit losses was ¥913.0 billion, representing 1.06% of our total loan portfolio or 49.33% of our total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more. At March 31, 2005, the total allowance for credit losses was ¥567.7 billion, representing 1.31% of our total loan portfolio or 56.48% of our total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more.

The total allowance at March 31, 2006 increased by ¥345.3 billion since the previous year, primarily due to the merger with UFJ Bank, which resulted in an additional allowance of ¥279.2 billion. The proportion of the allowance for credit losses to the total loan portfolio actually decreased, as the merger with UFJ Bank led to an increase in total loans.

The proportion of the allowance for credit losses to nonaccrual and restructured loans and accruing loans contractually past due 90 days or more has decreased, mainly due to the fact that the impaired loans of UFJ Bank were offset by the allocated allowance through the application of SOP 03-3.

During the fiscal years ended March 31, 2004, 2005 and 2006, there were no significant additions to the allowance for credit losses resulting from directives, advice or counsel from governmental or regulatory bodies.

Provision for credit losses for the fiscal year ended March 31, 2006 was ¥163.4 billion, an increase of ¥39.5 billion from ¥123.9 billion for the fiscal year ended March 31, 2005. This was a result of the increase in our loan portfolio that was mainly due to the merger with UFJ Bank. Our loan portfolio and allowance for credit losses were favorably affected by the upgrades of many borrowers’ credit ratings resulting from improvements in their business performance mainly attributable to the general recovery in the Japanese economy, as well as upgrades of credit ratings of borrowers to whom we had large exposures who made progress in their restructuring plans. However, most of the foregoing favorable impact on the quality of our loan portfolio was not reflected in our provision for credit losses in the fiscal year ended March 31, 2006, because any subsequent increases in the expected cash flows from impaired loans acquired in the merger with UFJ Bank were not accounted for as reversals of the allowance for credit losses but rather as adjustments to accretable yields under SOP 03-3. On the other hand, the favorable impact on the quality of these loans was reflected in the increase in the interest income and the gains on sales of loans included in non-interest income.

For a further discussion of the adoption of SOP 03-3, see “Basis of Financial Statements and Summary of Significant Accounting Policies—Accounting Changes” in note 1 to our consolidated financial statements.

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

Loans are classified as restructured loans when we grant a concession to the borrowers for economic or legal reasons related to the borrowers’ financial difficulties. Detailed reviews of impaired loans are performed after a borrower’s annual or semi-annual financial statements first become available. In addition, as part of an ongoing credit review process, our credit officers monitor changes in all customers’ creditworthiness, including bankruptcy, past due principal or interest, downgrading of external credit rating, declining stock price, business restructuring and other events, and reassesses borrowers’ ratings in response to such events. This credit monitoring process form an integral part of our overall control process. An impaired loan is evaluated individually based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral at the annual and semi-annual fiscal year end, if the loan is collateral-dependent at a balance-sheet date.

The following table summarizes nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments, at March 31, 2004, 2005 and 2006:

	At March 31,
	2004	2005	2006
	(in billions, except percentages)
Nonaccrual loans:
Domestic:
Manufacturing	¥98.9	¥77.8	¥104.9
Construction	42.6	38.8	35.4
Real estate	125.4	92.6	149.4
Services	39.5	94.5	51.1
Wholesale and retail	84.1	74.4	124.5
Banks and other financial institutions	15.8	4.3	15.8
Communication and information services	5.1	11.4	12.8
Other industries	14.5	13.3	23.8
Consumer	137.7	115.8	345.3

Total domestic	563.6	522.9	863.0
Foreign	226.8	106.7	62.6

Total nonaccrual loans	790.4	629.6	925.6

Restructured loans:
Domestic:
Manufacturing	42.6	22.4	42.2
Construction	9.1	35.3	27.1
Real estate	114.9	113.0	146.0
Services	42.3	30.3	51.6
Wholesale and retail	112.7	67.3	360.0
Banks and other financial institutions	—	0.3	0.1
Communication and information services	4.7	3.6	8.2
Other industries	3.9	26.4	103.9
Consumer	50.9	45.0	90.6

Total domestic	381.1	343.6	829.7
Foreign	45.7	21.7	74.2

Total restructured loans	426.8	365.3	903.9

Accruing loans contractually past due 90 days or more:
Domestic	11.1	9.2	20.3
Foreign	0.9	0.9	1.1

Total accruing loans contractually past due 90 days or more	12.0	10.1	21.4

Total	¥1,229.2	¥1,005.0	¥1,850.9

Total loans	¥39,762.9	¥43,254.0	¥85,836.3

Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of total loans	3.09%	2.32%	2.16%

Domestic nonaccrual loans and restructured loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs.

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in billions)
March 31, 2005
Nonaccrual loans	¥1.3	¥1.0	¥43.3	¥13.7	¥3.2	—	¥0.2	¥0.5	¥63.2
Restructured loans	1.2	0.3	19.2	2.9	1.9	—	—	—	25.5
March 31, 2006
Nonaccrual loans	¥1.1	¥0.8	¥27.9	¥9.7	¥1.6	—	¥0.2	¥0.3	¥41.6
Restructured loans	0.3	0.1	14.4	1.3	0.9	—	—	—	17.0

We have been actively making efforts to reduce our nonperforming loans. These efforts have been made to improve the quality of our own loan assets, which conforms to the policy to decrease nonperforming loans under the program for financial revival announced by the Japanese government in October 2002. As a result, the ratio of nonperforming loans to total loans for the fiscal year ended March 31, 2006 was 2.16%, a decrease of 0.16% from 2.32% for the fiscal year ended March 31, 2005, while the balance of nonperforming loans for the fiscal year ended March 31, 2006 was ¥1,850.9 billion, an increase of ¥845.9 billion from ¥1,005.0 billion for the fiscal year ended March 31, 2005, primarily due to the merger with UFJ Bank.

Total nonaccrual loans were ¥925.6 billion at March 31, 2006, an increase of ¥296.0 billion, or 47.0%, from ¥629.6 billion at March 31, 2005. The increase of ¥340.1 billion in domestic nonaccrual loans was partly offset by the decrease of ¥44.1 billion in foreign nonaccrual loans. Domestic nonaccrual loans increased due to the merger with UFJ Bank. These increases were partially offset by the decrease caused by upgrades of many borrowers’ credit ratings which were driven by the improved business performance or sales of loans. Foreign nonaccrual loans decreased primarily due to upgrades in credit ratings through the turnaround of the business performance of borrowers to whom we had large exposures, as a result of progress in their restructuring plans. This decrease was partially offset by the increase due to the merger with UFJ Bank. Analyzing by industry segments, nonaccrual loans increased in a number of industry segments, primarily due to the merger with UFJ Bank, including ¥229.5 billion in consumer, ¥56.8 billion in real estate and ¥50.1 billion in wholesale and retail, while nonaccrual loans decreased by ¥43.4 billion in services. Regarding the services industry segment, the merger with UFJ Bank had less of an impact on the increase of nonaccrual loans compared to the positive impact caused by upgrades in credit ratings due to the improved business performance of borrowers to whom we had large exposures, as a result of progress in their restructuring plans.

Total restructured loans were ¥903.9 billion at March 31, 2006, an increase of ¥538.6 billion, or 147.4%, from ¥365.3 billion at March 31, 2005. Domestic restructured loans and foreign restructured loans increased ¥486.1 billion and ¥52.5 billion, respectively. These increases were mainly due to the merger with UFJ Bank.

Analyzing by industry segments, restructured loans increased in most industry segments, particularly in wholesale and retail by ¥292.7 billion. This increase was mainly attributable to the addition of loans to borrowers for which UFJ Bank had extended relatively large amounts in this industry segment. Other industries increased by ¥77.5 billion mainly because loans to borrowers to whom we had large exposures which were booked as nonaccrual loans at March 31, 2005 were upgraded due to the progress of their restructuring plans and instead were booked as restructured loans at March 31, 2006.

The following table summarizes the balances of impaired loans and related impairment allowances at March 31, 2004, 2005 and 2006, excluding smaller-balance homogeneous loans:

	At March 31,
	2004		2005		2006
	Loan balance	Impairment allowance	Loan balance	Impairment allowance	Loan balance	Impairment allowance
	(in billions)
Requiring an impairment allowance	¥972.6	¥380.9	¥789.3	¥342.4	¥1,056.1	¥397.0
Not requiring an impairment allowance	144.7	—	126.3	—	234.1	—

Total	¥1,117.3	¥380.9	¥915.6	¥342.4	¥1,290.2	¥397.0

Percentage of the allocated allowance to total impaired loans	34.1%		37.4%		30.8%

In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥9.7 billion, ¥12.1 billion and nil at March 31, 2004, 2005 and 2006, respectively.

Impaired loans increased ¥374.6 billion, or 40.9%, from ¥915.6 billion at March 31, 2005 to ¥1,290.2 billion at March 31, 2006. This increase was primarily due to the merger with UFJ Bank.

The percentage of the allocated allowance to total impaired loans at March 31, 2006 was 30.8%, a decrease of 6.6 percentage points from 37.4% at March 31, 2005. This decrease was mainly due to the overall improvement of the credit quality of the nonaccrual loan portfolio, and the upgrade of large borrowers which were formerly classified as nonaccrual loans. The upgrades of large borrowers also led to the decrease in the proportion of nonaccrual loans as compared to the balance of total impaired loans.

Based upon a review of borrowers’ financial status, from time to time we grant various concessions to troubled borrowers at the borrowers’ request, including reductions in the stated interest rates or the principal amount of loans, and extensions of the maturity date. According to our policies, such modifications are made to mitigate the near-term burden of the borrowers and to better match the payment terms with the borrowers’ expected future cash flows or, in cooperation with other creditors, to reduce the overall debt burden of the borrowers so that they may normalize their operations, in each case to improve the likelihood that the loans will be repaid in accordance with the revised terms. The nature and amount of the concessions depend on the particular financial condition of each borrower. In principle, however, we do not modify the terms of loans to borrowers that are considered “Likely to Become Bankrupt,” “Virtually Bankrupt” or “Bankrupt” because in these cases there is little likelihood that the modification of loan terms would enhance recovery of the loans.

Allocated allowance for large groups of smaller-balance homogeneous loans

The allocated allowance for large groups of smaller-balance homogeneous loans is focused on loss experience for the pool rather than on an analysis of individual loans. Large groups of smaller-balance homogeneous loans primarily consist of first mortgage housing loans to individuals. The allowance for groups of performing loans is based on historical loss experience over a period. In determining the level of the allowance for delinquent groups of loans, we classify groups of homogeneous loans based on the risk rating and/or the number of delinquencies. We determine the credit loss allowance for delinquent groups of loans based on the probability of insolvency by the number of actual delinquencies and actual loss experience. The loss experience is usually determined by reviewing the historical loss rate. The allocated credit loss allowance for large groups of smaller-balance homogeneous loans was ¥152.2 billion at March 31, 2006, an increase of ¥114.8 billion from

¥37.4 billion at March 31, 2005. This increase was mainly attributable to the allowance of ¥118.7 billion acquired in the merger with UFJ Bank. The allowance allocated for the loans made by our subsidiaries in the consumer finance sector and mortgage guarantee sector comprised a large portion of the ¥118.7 billion.

Allocated allowance for country risk exposure

The allocated credit loss allowance for country risk exposure is based on an estimate of probable losses relating to the exposure to countries that we identify as having a high degree of transfer risk. The countries applicable to the allowance for country risk exposure are decided based on a country risk grading system used to assess and rate the transfer risk to individual countries. The allowance is generally determined based on a function of default probability and expected recovery ratios, taking external credit ratings into account. The allocated allowance for country risk exposure was approximately ¥0.1 billion at March 31, 2005 and 2006.

The following is a summary of cross-border outstandings to counterparties in major Asian and Latin American countries at March 31, 2005 and 2006:

	At March 31,
	2005	2006
	(in billions)
Hong Kong	¥325.4	¥517.0
People’s Republic of China	277.4	502.8
Singapore	271.9	430.8
Thailand	224.1	273.0
South Korea	221.3	256.7
Malaysia	88.1	180.7
Indonesia	29.1	123.5
Philippines	42.4	51.0
Brazil	71.5	136.9
Mexico	46.4	88.6

Note:	We record allocated allowance for country risk exposure for specific countries, but not necessarily for all of the countries above.

Cross-border outstandings to Asia and Latin America have increased, primarily due to the merger with UFJ Bank. Our cross-border outstandings to countries such as Singapore and Indonesia have also increased due to their stable economies.

Formula allowance for substandard, special mention and unclassified loans

The formula allowance is calculated by applying estimated loss factors to outstanding substandard, special mention and unclassified loans. In evaluating the inherent loss for these loans, we rely on a statistical analysis that incorporates a percentage of total loans based on historical loss experience.

We have computed the formula allowance based on estimated credit losses using a methodology defined by the credit rating system. Estimated losses inherent in the loan portfolio at the balance sheet date are calculated by multiplying the default ratio by the nonrecoverable ratio (determined as a complement of the recovery ratio). The default ratio is determined by each credit risk rating, taking into account the historical number of defaults of borrowers within each credit risk rating divided by the total number of borrowers within that credit risk rating existing at the beginning of the three-year observation period. The recovery ratio is mainly determined by the historical experience of collections against loans in default.

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

The formula allowance increased ¥176.8 billion from ¥179.2 billion at March 31, 2005 to ¥356.0 billion at March 31, 2006. This increase was mainly attributable to the allowance of ¥160.4 billion acquired in the merger with UFJ Bank.

Unallocated allowance

The unallocated allowance is based on management’s evaluation of conditions that are not directly reflected in the determination of the formula and specific allowances. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they may not be identified with specific problem credits or portfolio segments. The conditions evaluated in connection with the unallocated allowance include the following, which were considered to exist at the balance sheet date:

•	general economic and business conditions affecting our key lending areas;

•	credit quality trends (including trends in nonperforming loans expected to result from existing conditions);

•	collateral values;

•	loan volumes and concentrations;

•	specific industry conditions within portfolio segments;

•	recent loss experience in particular segments of the portfolio;

•	duration of the current economic cycle;

•	bank regulatory examination results; and

•	findings of internal credit examination.

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

The unallocated allowance decreased ¥0.9 billion from ¥8.6 billion at March 31, 2005 to ¥7.7 billion at March 31, 2006. This decrease resulted mainly from our assessment of economic and specific industry conditions.

Allowance for Off-balance-sheet Credit Instruments

In addition to the allowance for credit losses on the loan portfolio, we maintain an allowance for credit losses on off-balance-sheet credit instruments, including commitments to extend credit, a variety of guarantees and standby letters of credit. This allowance is included in other liabilities. With regard to the specific allocated allowance for specifically identified credit exposure and the allocated formula allowance, we apply the same methodology that we use in determining the allowance for loan credit losses. The allowance for credit losses on off-balance-sheet credit instruments was ¥91.4 billion at March 31, 2006, an increase of ¥31.1 billion, from ¥60.3 billion at March 31, 2005. This increase was mainly due to the merger with UFJ Bank.

Investment Portfolio

Our investment securities are primarily comprised of marketable equity securities and Japanese government and Japanese government agency bonds, which are mostly classified as available-for-sale securities. We also hold Japanese government bonds which are classified as securities being held to maturity.

Historically, we have held equity securities of some of our customers for strategic purposes, in particular, to maintain long-term relationships with these customers. However, we have been reducing the aggregate value of our equity securities because we believe that, from a risk management perspective, it is important to reduce the price fluctuation risk in our equity portfolio. As of March 31, 2006, the aggregate value of marketable equity securities under Japanese GAAP satisfies the requirements of the legislation forbidding banks from holding equity securities in excess of their Tier I capital after September 30, 2006.

Investment securities increased ¥18.72 trillion, from ¥23.81 trillion at March 31, 2005 to ¥42.53 trillion at March 31, 2006, primarily due to the merger with UFJ Bank, which also had a large holding of investment securities of ¥18.58 trillion as of September 30, 2005. Factors which increased investment securities other than the merger include the increase in accumulated net unrealized gains on marketable equity securities, due to the improvement in the Japanese stock market.

The following table shows information as to the value of our investment securities available for sale and being held to maturity at March 31, 2005 and 2006:

	At March 31,
	2005			2006
	Amortized cost	Estimated fair value	Net unrealized gains	Amortized cost	Estimated fair value	Net unrealized gains (losses)
	(in billions)
Securities available for sale:

Debt securities, principally Japanese government bonds and corporate bonds	¥18,335.0	¥18,392.3	¥57.3	¥32,813.5	¥32,975.6	¥162.1
Marketable equity securities	1,803.3	3,099.3	1,296.0	3,794.8	6,709.9	2,915.1

Total securities available for sale	¥20,138.3	¥21,491.6	¥1,353.3	¥36,608.3	¥39,685.5	¥3,077.2

Debt securities being held to maturity, principally Japanese government bonds	¥2,047.9	¥2,064.6	¥16.7	¥2,116.6	¥2,102.1	¥(14.5)

The amortized cost of securities being held to maturity increased ¥0.07 trillion as our treasury operations increased holdings in Japanese government bonds for asset-liability management purposes, mainly due to the fact that our balance of deposits exceeded our loans, and Japanese government bonds were a viable investment option for us.

The estimated fair value of available-for-sale securities increased ¥18.20 trillion from ¥21.49 trillion at March 31, 2005 to ¥39.69 trillion at March 31, 2006, primarily due to the merger with UFJ Bank, which increased our investment in Japanese governments bonds, private placement debt securities and equity securities. Other factors which increased the estimated fair value of our available-for-sale securities were mainly the result of the rise in Japanese equity prices in general.

Net unrealized gains on available-for-sale securities included in the investment portfolio at March 31, 2005 and 2006 were ¥1.35 trillion and ¥3.08 trillion, respectively. These net unrealized gains related principally to marketable equity securities.

Cash and Due from Banks

Cash and due from banks at March 31, 2006 was ¥5.39 trillion, an increase of ¥1.38 trillion from ¥4.01 trillion at March 31, 2005. The increase was primarily due to the merger with UFJ Bank.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions. Interest-earning deposits in other banks at March 31, 2006 were ¥6.00 trillion, an increase of ¥2.10 trillion from ¥3.90 trillion at March 31, 2005. This increase primarily reflected an increase in foreign currency deposits.

Goodwill

Goodwill at March 31, 2006 was ¥1.78 trillion, an increase of ¥1.72 trillion from ¥0.06 trillion at March 31, 2005. The ¥1.70 trillion of goodwill relating to the merger with UFJ Bank mainly contributed to the increase in goodwill.

Deferred Tax Assets

Deferred tax assets increased ¥0.50 trillion, or 82.4%, from ¥0.60 trillion at March 31, 2005 to ¥1.10 trillion at March 31, 2006. This increase was primarily due to the recognition of deferred tax assets for operating loss carryforwards and the temporary differences between the assigned values and the tax bases of the assets acquired and liabilities assumed in the merger with UFJ Bank, which was partly offset by an increase of deferred tax liabilities including those related to investment securities. The valuation allowance significantly decreased as compared to that provided by UFJ Bank and its subsidiaries as of September 30, 2005 as a result of our analysis based on all available evidence concerning the updated projection of future taxable income of the combined entity.

Total Liabilities

At March 31, 2006, total liabilities were ¥150.56 trillion, an increase of ¥61.68 trillion from ¥88.88 trillion at March 31, 2005. This significant increase was primarily due to the merger with UFJ Bank, which also had a large domestic customer deposit base. This increase primarily reflected increases of ¥53.84 trillion in total deposits and ¥6.73 trillion in long-term debt.

The depreciation of the yen against the US dollar and other foreign currencies during the fiscal year ended March 31, 2006 increased the yen values for liabilities denominated in foreign currencies by approximately ¥2.98 trillion.

Deposits

Deposits are our primary source of funds. Total average balance of deposits increased ¥27.43 trillion from ¥58.99 trillion for the fiscal year ended March 31, 2005 to ¥86.42 trillion for the fiscal year ended March 31, 2006. This increase primarily reflected increases of ¥8.29 trillion in domestic non-interest-bearing demand deposits, ¥7.52 trillion in domestic interest-bearing demand deposits and ¥7.65 trillion in domestic time deposits primarily resulting from the merger with UFJ Bank.

Domestic deposits increased ¥50.26 trillion from ¥47.78 trillion at March 31, 2005 to ¥98.04 trillion at March 31, 2006, while foreign deposits increased ¥3.58 trillion from ¥12.44 trillion at March 31, 2005 to ¥16.02 trillion at March 31, 2006.

Short-term Borrowings

We use short-term borrowings as a funding source and in our management of interest rate risk. For management of interest rate risk, short-term borrowings are used in asset-liability management operations to match interest rate risk exposure resulting from loans and other interest-earning assets and for managing funding costs of various financial instruments at an appropriate level, based on our forecast of future interest rate levels. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions and other short-term borrowings.

Short-term borrowings increased ¥1.61 trillion from ¥15.86 trillion at March 31, 2005 to ¥17.47 trillion at March 31, 2006. This increase was primarily attributable to an increase of ¥1.20 trillion in payables under repurchase agreements.

Long-term Debt

Long-term debt at March 31, 2006 was ¥11.93 trillion, an increase of ¥6.73 trillion from ¥5.20 trillion at March 31, 2005. This increase was primarily due to the merger with UFJ Bank. Another factor which contributed to the increase in long-term debt was an increase of subordinated loans made by unconsolidated special purpose companies using proceeds from non-dilutive, nonconvertible preferred securities issued during the fiscal year ended March 31, 2006.

Severance Indemnities and Pension Liabilities

As discussed in “Item 5.A. Operating Results—Recent Developments—Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” and “Item 5.A. Operating Results—Accounting Changes—Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” in March 2005, the substitutional portion of our employee pension fund liabilities was transferred to a government agency and we were released from the obligation to pay the substitutional portion of the benefits to our employees. Although the completion of the transfer constituted a settlement of such plan, since there remains a defined benefit plan and the settlement occurred subsequent to December 31, 2004 (the measurement date of such plan), the impact of the transfer / settlement of a pre-tax income of ¥35.0 billion was recognized in the fiscal year ended March 31, 2006. See note 17 to our consolidated financial statements for details of our defined benefit pension plans and the effect of the transfer / settlement.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have shown a historically high rollover rate among our corporate customers and individual depositors. Due to the economic and financial environment in Japan, as well as our relatively high financial standing in Japan, our deposits have steadily increased during recent years, and increased significantly due to the merger with UFJ Bank. As of March 31, 2006, our deposits of ¥114.06 trillion exceeded our loans, net of allowance for credit losses of ¥84.92 trillion, by ¥29.14 trillion. These deposits provide us with a sizable source of stable and low-cost funds. While approximately 53.7% of certificates of deposit and time deposits mature within three months, we continuously monitor relevant interest rate characteristics of these funds and utilize asset and liability management techniques to manage the possible impact of the rollovers on our net interest margin and liquidity. Our average deposits, combined with average shareholder’s equity, funded 69.2% of our average total assets of ¥132.84 trillion during the fiscal year ended March 31, 2006.

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

Total Shareholder’s Equity

The following table presents a summary of our total shareholder’s equity at March 31, 2005 and 2006:

	At March 31,
	2005	2006
	(in billions, except percentages)
Preferred stock	¥247.1	¥125.0
Common stock	749.9	872.0
Capital surplus	983.3	5,844.3
Retained earnings	978.9	205.9
Accumulated other changes in equity from nonowner sources, net of taxes	209.7	1,452.1
Loan receivable for constructive capital contribution from parent company	—	(228.5)
Parent company’s stock, at cost	(2.3)	(1.3)

Total shareholder’s equity	¥3,166.6	¥8,269.5

Ratio of total shareholder’s equity to total assets	3.44%	5.21%

Total shareholder’s equity increased ¥5,102.9 billion from ¥3,166.6 billion at March 31, 2005 to ¥8,269.5 billion at March 31, 2006. The ratio of total shareholder’s equity to total assets also showed an increase of 1.77 percentage points from 3.44% at March 31, 2005 to 5.21% at March 31, 2006. The increase in total shareholder’s equity at March 31, 2006, and the resulting increase in the ratio to total assets, were principally attributable to an increase of ¥4,861.0 billion in capital surplus mainly due to the issuance of new shares of common stock in the merger with UFJ Bank, and an increase of ¥1,242.4 billion in accumulated other changes in equity from nonowner sources.

Loan receivable for constructive capital contribution from parent company increased by ¥228.5 billion from the last previous year, which reflected as a deduction of the shareholder’s equity. This is because we provided a loan of ¥228.5 billion to Mitsubishi UFJ Financial Group, Inc. for the purchase of Mitsubishi UFJ Securities shares on July 1, 2005.

For a further discussion of this loan receivable, see “Other Restructuring of The Group Companies—Mitsubishi UFJ Securities Co., Ltd.” in note 4 to our consolidated financial statements.

Due to our holdings of a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our shareholder’s equity. The following table presents information relating to the accumulated net unrealized gains before tax effect in respect of marketable equity securities classified as available for sale at March 31, 2005 and 2006:

	At March 31,
	2005	2006
	(in billions, except percentages)
Accumulated net unrealized gains	¥1,296.0	¥2,915.1
Accumulated net unrealized gains to total assets	1.41%	1.84%

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

Our Capital Ratios

The table below presents our consolidated risk-based capital, risk-adjusted assets and risk-based capital ratios at March 31, 2005 and 2006 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency):

	At March 31,		Minimum capital ratios required
	2005	2006
	(in billions, except percentages)
Capital components:
Tier I capital	¥3,199.6	¥6,735.3
Tier II capital includable as qualifying capital	2,564.8	5,332.8
Tier III capital includable as qualifying capital	—	—
Deductions from total qualifying capital	243.7	146.7

Total risk-based capital	¥5,520.7	¥11,921.4

Risk-weighted assets	¥46,662.9	¥95,520.7
Capital ratios:
Tier I capital	6.86%	7.05%	4.00%
Total risk-based capital	11.83	12.48	8.00

Our Tier I ratio increased 0.19 percentage points from 6.86% at March 31, 2005 to 7.05% at March 31, 2006. This increase was mainly a result of the increase in our retained earnings during the fiscal year ended March 31, 2006. Our total risk-based capital ratio increased 0.65 percentage points from 11.83% at March 31, 2005 to 12.48% at March 31, 2006.

Capital Ratios of Subsidiary Banks in the United States

The table below presents the risk-based capital ratios of UnionBanCal Corporation and Union Bank of California at December 31, 2004 and 2005:

	At December 31,		Minimum capital ratios required	Ratios OCC requires to be “well-capitalized”
	2004	2005
UnionBanCal Corporation:
Tier I capital (to risk-weighted assets)	9.71%	9.17%	4.00%	—
Tier I capital (to quarterly average assets)*	8.09	8.39	4.00	—
Total capital (to risk-weighted assets)	12.17	11.10	8.00	—
Union Bank of California:
Tier I capital (to risk-weighted assets)	9.29%	9.62%	4.00%	6.00%
Tier I capital (to quarterly average assets)*	7.72	8.78	4.00	5.00
Total capital (to risk-weighted assets)	10.57	10.59	8.00	10.00

*	Excludes certain intangible assets.

Management believes that, as of December 31, 2005 and June 30, 2006, UnionBanCal Corporation and Union Bank of California met all capital adequacy requirements to which they are subject.

As of December 31, 2005, the Office of the Comptroller of the Currency (OCC) categorized Union Bank of California as “well-capitalized.” To be categorized as “well capitalized,” Union Bank of California must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Union Bank of California’s category.

Off-balance-sheet Arrangements

In the normal course of our business, we engage in several types of off-balance-sheet arrangements to meet the financing needs of our customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The following table summarizes these commitments at March 31, 2006:

	Amount of commitment expiration by period
	Less than 1 year	1-5 years	Over 5 years	Total
	(in billions)
Guarantees:
Standby letters of credit and financial guarantees	¥2,330	¥1,495	¥1,773	¥5,598
Performance guarantees	1,214	588	51	1,853
Derivative instruments	21,730	17,368	5,232	44,330
Others	232	—	11	243

Total guarantees	25,506	19,451	7,067	52,024

Other off-balance-sheet instruments:
Commitments to extend credit	39,821	10,702	2,026	52,549
Commercial letters of credit	805	14	—	819
Others	7	4	2	13

Total other off-balance-sheet instruments	40,633	10,720	2,028	53,381

Total	¥66,139	¥30,171	¥9,095	¥105,405

See note 25 to our consolidated financial statements for a description of the nature of our guarantees and other off-balance-sheet instruments.

The contractual amounts of these guarantees and other off-balance-sheet instruments represent the amounts at risk should the contracts be fully drawn upon with a subsequent default by our customer and a decline in the value of the underlying collateral. Because many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. At March 31, 2006, approximately 63% of these commitments will expire within one year, 28% from one year to five years and 9% after five years. Such risks are monitored and managed as a part of our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.” In addition, in accordance with SFAS No. 5, we evaluate off-balance-sheet arrangement in the manner described in note 1 to our consolidated financial statements.

In the aggregate, the income generated from fees and commissions is one of our most important sources of revenue. Such income amounted to ¥641.5 billion during the fiscal year ended March 31, 2006, accounting for approximately 115% of our non-interest income which amounted to ¥556.8 billion for the fiscal year. However, the fees generated specifically from off-balance-sheet arrangements are not a dominant source of our fees and commissions.

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

The following table presents, by type of VIE, the total assets of non-consolidated VIEs and the maximum exposures to non-consolidated VIEs at March 31, 2005 and 2006:

	2005		2006
Non-Consolidated VIEs	Assets	Maximum exposure	Assets	Maximum exposure
	(in billions)
Asset-backed commercial paper conduits	¥ 387.7	¥ 55.5	¥ 7,802.0	¥ 519.3
Securitization conduits of client properties	1,000.3	358.1	1,571.3	466.6
Investment funds	13,817.8	576.2	47,063.7	1,162.2
Special purpose entities created for structured financing	14,958.6	910.0	21,752.2	1,395.9
Repackaged instruments	11,470.5	379.1	66,140.8	979.6
Others	4,344.1	586.1	5,226.6	725.2

Total	¥45,979.0	¥2,865.0	¥149,556.6	¥5,248.8

Off-balance-sheet arrangements include the following types of special purpose entities:

Asset-backed Commercial Paper Conduits

We administer several multi-seller finance entities (primarily commercial paper conduits) that purchase financial assets, primarily pools of receivables, from third-party customers. The assets purchased by these conduits are generally funded by issuing commercial paper to and/or by borrowings from us or third parties. While customers basically continue to service the transferred trade receivables, we underwrite, distribute, make a market in commercial paper issued by the conduits, and also provide liquidity and credit support facilities to the entities.

Securitization Conduits of Client Properties

We administer several conduits that acquire client assets, primarily real estate, from third-party customers (“property sellers”) with the property sellers continuing to use the acquired real estate through lease-back agreements. The equity of the conduits is provided by the property sellers but such equity holders have no ability to make decisions about the activities of the conduits. Thus, we consider those conduits to be VIEs. The assets acquired by these conduits are generally funded by borrowings from us or third parties. We determined we are not the primary beneficiary of any of these conduits.

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

Corporate Recovery Fund.    We have non-controlling equity interests in corporate recovery funds whose principal business purpose is to generate profits by investing in companies in the process of restructuring and then, typically, selling these investments after the companies complete their restructurings. Such funds purchase nonperforming loans from us or others and in some cases acquire majority ownership in the borrower companies by means of a debt-for-equity swap. Our non-voting interests in these funds amounted to ¥24.7 billion at March 31, 2005 and ¥31.4 billion at March 31, 2006, respectively. In addition, at March 31, 2006, we had commitments to make additional contributions of up to ¥16.8 billion to these funds.

We sold to corporate recovery funds nonperforming loans with an aggregate net book value of ¥4.2 billion for ¥1.9 billion during the fiscal year ended March 31, 2005 and an aggregate net book value of ¥4.1 billion for ¥1.3 billion during the fiscal year ended March 31, 2006. For a detailed discussion on additional provisions for credit losses associated with the sale of such loans, see “—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

Venture Capital Fund.    We own non-controlling equity interests in investment funds managed by fund management companies who have discretionary investment powers. These funds seek to invest in start-up companies or companies that are rapidly developing. We made contributions to these funds amounting to ¥374.1 billion at March 31, 2006. At March 31, 2006, in accordance with the applicable limited partnership agreements, we had commitments to make additional contributions of up to ¥83.8 billion when required by the fund management companies.

Investment Trust.    We purchase the share units of investment trusts as mid-to long-term investments. These investment trusts are managed by investment advisory companies with the objective of investing in a diversified portfolio consisting of equity and debt securities, primarily shares of Japanese public companies.

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

We generally act as a member of a lending group and do not have any equity investment in the entities, which is typically provided by project owners. For most of these financings, the equity provided by the project owners is of sufficient level to absorb expected losses, while expected returns to the owners are arranged to be the most significant among all returns. Accordingly, we determined that we are not the primary beneficiary of most of these entities. However, in transactions with entities whose investments at risk are exceptionally thin, where we provide most of the financing, we are ultimately required to consolidate this type of entity.

Repackaged Instruments

We have two types of relationships with special purpose entities that repackage financial instruments to create new financial instruments.

We provide repackaged instruments with features that meet customers’ needs and preferences through special purpose entities. We purchase financial instruments such as bonds and transfer them to special purpose entities which then issue new instruments. The special purpose entities may enter into derivative transactions including interest rate and currency swaps with us or other financial institutions to modify the cash flows of the underlying financial instruments. We underwrite and market the new instruments issued by the special purpose entities to our customers.

We also invest in repackaged instruments arranged and issued by third parties.

Other Type of VIEs

We are also a party to other types of VIEs including special purpose entities created to hold assets on our behalf as an intermediary.

We identified borrowers that were determined to be VIEs due to an insufficient level of equity. We determined that we are not the primary beneficiary of most of these borrowers because of our limited exposure as a lender to such borrowers. Such borrowers engage in diverse business activities of various sizes in industries such as manufacturing, distribution, construction and real estate development, independently from us.

Contractual Cash Obligations

In the normal course of our business, we enter into contractual agreements whereby we commit to future purchases of products or services from unaffiliated parties. The following table shows a summary of our contractual cash obligations at March 31, 2006:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	Over 5 years	Total
	(in billions)
Contractual cash obligations:
Time deposits	¥35,978	¥5,616	¥1,291	¥347	¥43,232
Long-term debt	1,619	2,567	2,010	5,542	11,738
Capital lease obligations	48	106	28	6	188
Operating leases	29	45	28	29	131
Purchase obligations	4	4	9	77	94

Total*	¥37,678	¥8,338	¥3,366	¥6,001	¥55,383

*	The total amount of expected future pension payments is not included in the above table or the total amount of commitments outstanding at March 31, 2006 as such amount is not currently determinable. We expect to contribute approximately ¥40.8 billion to the pension plans of BTMU and certain subsidiaries in Japan and approximately ¥14.2 billion to the pension plans of certain offices and subsidiaries in the United States of America for the fiscal year ending March 31, 2007.

Purchase obligations include any legally binding contractual obligations that require us to spend more than ¥100 million annually under the contract. Purchase obligations in the table primarily include commitments to make investments into corporate recovery or private equity investment funds.

Non-exchange Traded Contracts Accounted for at Fair Value

The use of non-exchange traded or over-the-counter contracts provides us with the ability to adapt to the varied requirements of a wide customer base while mitigating market risks. Non-exchange traded contracts are accounted for at fair value, which is generally based on pricing models or quoted market prices for instruments with similar characteristics. Gains or losses on non-exchange traded contracts are included in “Trading account profits—net” in our consolidated statements of income. These contracts consist primarily of crude oil commodity contracts. The following table summarizes the changes in fair value of non-exchange traded contracts for the fiscal years ended March 31, 2005 and 2006:

	Fiscal years ended March 31,
	2005	2006
	(in millions)
Net fair value of contracts outstandings at beginning of fiscal year	¥12,054	¥29,823
Changes attributable to contracts realized or otherwise settled during the fiscal year	(5,375)	(3,389)
Fair value of new contracts when entered into during the fiscal year	(29)	983
Deconsolidation of Mitsubishi Securities	—	(26,472)
Other changes in fair value, principally revaluation at end of fiscal year	23,173	35

Net fair value of contracts outstandings at end of fiscal year	¥29,823	¥980

The decrease of net fair value of contracts outstandings for the fiscal year ended March 31, 2006 was primarily attributable to the deconsolidation of Mitsubishi Securities on July 1, 2005.

The following table summarizes the maturities of non-exchange traded contracts at March 31, 2006:

	Net fair value of contracts— unrealized gains (losses)
	Prices actively quoted	Prices based on models and other valuation methods
	(in millions)
Maturity less than 1 year	¥—	¥19
Maturity less than 3 years	—	(14)
Maturity less than 5 years	—	(3)
Maturity 5 years or more	—	978

Total fair value	¥—	¥980

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

See the discussions under Items 5.A. and 5.B. of this Annual Report.

E.	Off-balance-sheet Arrangements

See the discussion under “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

F.	Tabular Disclosure of Contractual Obligations

See the discussion under “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

G.	Safe Harbor

See the discussion under “Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees.

A.    Directors and Senior Management

The following table sets forth the members of our board of directors as of July 31, 2006, together with their respective dates of birth and positions. The term of office of all directors will expire at the close of the ordinary general meeting of shareholders held in 2007.

Name	Date of Birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ
Shigemitsu Miki	April 4, 1935	Mr. Miki has served as a Director and Chairman of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as Chairman of Bank of Tokyo-Mitsubishi from June 2004 to December 2005 and as President of Bank of Tokyo-Mitsubishi from June 2000 to June 2004. He served as a board member of Bank of Tokyo-Mitsubishi from April 1996 to December 2005. He has also served as a Corporate Auditor of Nippon Steel Corporation since June 2005, as a Corporate Auditor of Mitsubishi Motors Corporation and Mitsubishi Corporation since June 2004, and as a Corporate Auditor of Millea Holdings, Inc. since April 2002.

Ryosuke Tamakoshi	July 10, 1947	Mr. Tamakoshi has served as a Director and Deputy Chairman of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as Chairman of UFJ Bank from May 2004 to December 2005, as a Deputy President and Senior Executive Officer of UFJ Bank from May 2002 to May 2004 and as a Senior Executive Officer of UFJ Bank from January 2002 to June 2002. He served as a board member of UFJ Bank from June 2002 to December 2005. He has also served as a Director and Chairman of Mitsubishi UFJ Financial Group, Inc. since October 2005 and as a Director of The Kansai Electric Power Company, Incorporated since June 2006.

Nobuo Kuroyanagi	December 18, 1941	Mr. Kuroyanagi has served as a Director and President of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as President of Bank of Tokyo-Mitsubishi from June 2004 to December 2005, as a Deputy President of Bank of Tokyo-Mitsubishi from June 2002 to June 2004 and as a Managing Executive Officer of Bank of Tokyo-Mitsubishi from June 2001 to June 2002. He served as a board member of Bank of Tokyo-Mitsubishi from April 1996 to June 2001 and from June 2002 to December 2005. He has also served as President & Chief Executive Officer of Mitsubishi UFJ Financial Group, Inc. since October 2005.

Norimichi Kanari	December 4, 1946	Mr. Kanari has served as a Director, Deputy President and Chief Executive of the Global Business Unit of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as Deputy President of Bank of Tokyo-Mitsubishi May 2005 to December 2005, as a Senior Managing Director from January 2005 to May 2005 and as a Managing Director from June 2001 to December 2004. Mr. Kanari served as a board member of Bank of Tokyo-Mitsubishi from June 1997 to December 2005. He has also served as a Managing Officer and Deputy Group Head of the Integrated Corporate Banking

Name	Date of Birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ
Business Group of Mitsubishi UFJ Financial Group, Inc. since October 2005.

Katsunori Nagayasu	April 6, 1947	Mr. Nagayasu has served as a Director and Deputy President of Bank of Tokyo-Mitsubishi UFJ in charge of the Business & Systems Integration Division since January 2006. He served as a Deputy President of Bank of Tokyo-Mitsubishi from May 2005 to December 2005, as a Senior Managing Director from January 2005 to May 2005, as a Managing Director from June 2002 to December 2004, Managing Director of Mitsubishi Trust Bank from October 2001 to June 2002 and as a Managing Director of Nippon Trust Bank Limited from June 2000 to September 2001. He served as a board member of Bank of Tokyo-Mitsubishi from June 1997 to June 2000 and from June 2002 to December 2005. He has also served as a Director, Deputy President and Chief Planning Officer of Mitsubishi UFJ Financial Group, Inc. and as a Director of Acom Co., Ltd. since June 2006.

Takamune Okihara	July 11, 1951	Mr. Okihara has served as a Director, Deputy President and Chief Executive of the Commercial Banking Business Unit of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as President and CEO of UFJ Bank from May 2004 to December 2005. He served as a Senior Executive Officer of UFJ Bank from May 2003 to May 2004 and as an Executive Officer of UFJ Bank from January 2002 to May 2003. He has also served as a Managing Officer and Group Head of the Integrated Corporate Banking Business Group of Mitsubishi UFJ Financial Group, Inc. since October 2005 and as a Director of UFJ Central Leasing Co., Ltd. since June 2005.

Ryuichi Murata	April 12, 1948	Mr. Murata has served as a Deputy President of Bank of Tokyo-Mitsubishi UFJ since May 2006 and as a board member of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as a Senior Managing Director of Bank of Tokyo-Mitsubishi UFJ from January 2006 to May 2006. He served as a Managing Director of Bank of Tokyo-Mitsubishi from June 2003 to December 2005, as a Managing Executive Officer of Bank of Tokyo-Mitsubishi from May 2002 to June 2003 and as an Executive Officer of Bank of Tokyo-Mitsubishi from June 2001 to May 2002. Mr. Murata served as a board member of Bank of Tokyo-Mitsubishi from June 1998 to June 2001 and from June 2003 to December 2005.

Kazuo Sassa	April 7, 1947	Mr. Sassa has served as a Senior Managing Director of Bank of Tokyo-Mitsubishi UFJ in charge of Central Japan since January 2006. He served as a Director and Senior Executive Officer of UFJ Bank from May 2004 to December 2005, as a Senior Executive Officer of UFJ Bank from January 2002 to May 2004 and as a Senior Executive Officer of UFJ Holdings, Limited from April 2001 to January 2002. He served as a board member of UFJ Bank from May 2004 to December

Name	Date of Birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ
2005. He has also served as a Corporate Auditor of Central Finance Co., Ltd. since June 2004.

Shota Yasuda	July 23, 1948	Mr. Yasuda has served as a Senior Managing Director of Bank of Tokyo-Mitsubishi UFJ in charge of Western Japan since January 2006. He served as a Managing Executive Officer of Bank of Tokyo-Mitsubishi from May 2002 to December 2005. He served as an Executive Officer of Bank of Tokyo-Mitsubishi from June 2001 to May 2002 and as a board member of Bank of Tokyo-Mitsubishi from June 1998 to June 2001.

Takao Kawanishi	November 23, 1948	Mr. Kawanishi has served as a Managing Director of Bank of Tokyo-Mitsubishi UFJ in charge of the Human Resources Division since January 2006. He served as a Director and Senior Executive Officer of UFJ Bank and as a board member of UFJ Bank from May 2004 to December 2005, as a Senior Executive Officer of UFJ Bank from January 2002 to May 2004 and as an Executive Officer of UFJ Holdings from April 2001 to January 2002.

Sohei Sasaki	February 11, 1950	Mr. Sasaki has served as a Managing Director and Chief Executive of the Global Markets Unit of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as a Senior Executive Officer of UFJ Bank from May 2004 to December 2005 and as an Executive Officer of UFJ Bank from May 2003 to May 2004.

Ryusaburo Harasawa	January 30, 1951	Mr. Harasawa has served as a Managing Director and Chief Executive of the Operations and Systems Unit of Bank of Tokyo-Mitsubishi UFJ, and has been in charge of the eBusiness and IT Initiatives Division of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as a Managing Director of Bank of Tokyo-Mitsubishi from June 2005 to December 2005, as a Managing Executive Officer of Bank of Tokyo-Mitsubishi from May 2005 to June 2005 and as an Executive Officer of Bank of Tokyo-Mitsubishi from June 2001 to May 2005. He served as a board member of Bank of Tokyo-Mitsubishi from June 2005 to December 2005. He has also served as a Managing Officer in charge of the Operations & Systems Planning Division of Mitsubishi UFJ Financial Group, Inc. since April 2006.

Nobuyuki Hirano	October 23, 1951	Mr. Hirano has served as a Managing Director in charge of the Corporate Administration Division, the Corporate Planning Division and the Public Relations Division of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as a Managing Director of Bank of Tokyo-Mitsubishi from June 2005 to December 2005, as a Managing Executive Officer of Bank of Tokyo-Mitsubishi from May 2005 to June 2005 and as an Executive Officer of Bank of Tokyo-Mitsubishi from June 2001 to May 2005. He served as a board member of Bank of Tokyo-Mitsubishi from June 2005 to December

Name	Date of Birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ
2005. He has also served as a Director of Mitsubishi UFJ Financial Group, Inc. since October 2005.

Junichi Itoh	November 26, 1950	Mr. Itoh has served as a Managing Director in charge of the Corporate Risk Management Division, the Information Security Management Division, the Credit Policy & Planning Division and the Compliance & Legal Division since January 2006. He served as a Managing Director of Bank of Tokyo-Mitsubishi from June 2005 to December 2005 and as a board member of Bank of Tokyo-Mitsubishi from June 2005 to December 2005. He served as a Managing Executive Officer from May 2005 to June 2005 and as an Executive Officer of Bank of Tokyo-Mitsubishi from June 2002 to May 2005.

Tetsuya Wada	March 1, 1954	Mr. Wada has served as a Managing Director of Bank of Tokyo-Mitsubishi UFJ since June 2006 and as Chief Executive of the Retail Banking Business Unit of Bank of Tokyo-Mitsubishi UFJ since May 2006. He served as a Managing Executive Officer of Bank of Tokyo-Mitsubishi UFJ from May 2006 to June 2006, as an Executive Officer of Bank of Tokyo-Mitsubishi UFJ from January 2006 to May 2006 and as an Executive Officer of Bank of Tokyo-Mitsubishi from June 2003 to December 2005. He has also served as a Managing Officer and Group Head of the Integrated Retail Banking Business Group of Mitsubishi UFJ Financial Group, Inc. since May 2006.

Hajime Sugizaki	April 3, 1945	Mr. Sugizaki has served as a Director of Bank of Tokyo-Mitsubishi UFJ since January 2006 and as a Senior Managing Director and Chief Financial Officer of Mitsubishi UFJ Financial Group, Inc. since October 2005. He served as a Director of Bank of Tokyo-Mitsubishi from June 2004 to December 2005, as a Senior Managing Director of Mitsubishi Tokyo Financial Group, Inc. from April 2004 to September 2005 and as a Senior Managing Director of Mitsubishi Trust Bank from June 2001 to March 2004.

Kunio Ishihara	October 17, 1943	Mr. Ishihara has served as a Director of Bank of Tokyo-Mitsubishi UFJ since January 2006. He has also served as President of Millea Holdings, Inc. since April 2002 and as President of Tokio Marine & Nichido Fire Insurance Co., Ltd. since October 2004. He served as President of The Tokio Marine and Fire Insurance Company Limited from June 2001 to September 2004.

Teruo Ozaki	December 29, 1944	Mr. Ozaki has served as a Director of Bank of Tokyo-Mitsubishi UFJ since January 2006 and has practiced as a certified public accountant since November 1974. He served as a Director of UFJ Bank from October 2004 to December 2005, as a Deputy Managing Partner of Asahi & Co. from January 2002 to May 2003, as an Executive Partner of Asahi & Co. from July 1999 to December 2001. He has also served as a Corporate Auditor of Kirin Brewery Company, Limited

Name	Date of Birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ since March 2004, as a Corporate Auditor of Tokai Rubber Industries, Ltd. since June 2004, as a Director of Daikyo Incorporated since June 2005 and as a Director of Orix Corporation since June 2006.

The following table sets forth our corporate auditors as of July 31, 2006, together with their respective dates of birth and positions.

Name	Date of Birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ
hTatsunori Imagawa	October 15, 1943	Mr. Imagawa has served as a full-time Corporate Auditor of Bank of Tokyo-Mitsubishi UFJ since June 2006. He served as Deputy President of Mitsubishi UFJ Financial Group, Inc. from October 2005 to June 2006, as Deputy President of Mitsubishi Tokyo Financial Group from April 2004 to September 2005, as a Senior Managing Director of Mitsubishi Tokyo Financial Group, Inc. from May 2003 to April 2004, as a Director of Mitsubishi Tokyo Financial Group, Inc. from April 2001 to May 2003, as a Senior Managing Director of Bank of Tokyo-Mitsubishi June 2002 to May 2003 and as a Managing Director of Bank of Tokyo-Mitsubishi from May 1997 to June 2002.

†Tadashi Yanagisawa	June 10, 1946	Mr. Yanagisawa has served as a full-time Corporate Auditor of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as a Managing Executive Officer of Bank of Tokyo-Mitsubishi from May 2003 to December 2005 and as an Executive Officer of Bank of Tokyo-Mitsubishi from June 2001 to May 2003.

†Kazuhiko Hasegawa	June 5, 1952	Mr. Hasegawa has served as a full-time Corporate Auditor of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as a full-time Corporate Auditor of Bank of Tokyo-Mitsubishi from June 2005 to December 2005 and as an Executive Officer of Bank of Tokyo-Mitsubishi from June 2002 to June 2005.

hAkira Enomoto	June 1, 1953	Mr. Enomoto has served as a full-time Corporate Auditor of Bank of Tokyo-Mitsubishi UFJ since June 2006. He served as an Executive Officer of Bank of Tokyo-Mitsubishi UFJ from January 2006 to June 2006. He served as an Executive Officer of UFJ Bank from September 2004 to December 2005.

‡Tsutomu Takasuka	February 11, 1942	Mr. Takasuka has served as a full-time Corporate Auditor of Bank of Tokyo-Mitsubishi UFJ since January 2006 and as a Corporate Auditor of Mitsubishi UFJ Financial Group, Inc. since October 2005. He has practiced as a certified public accountant since April 1967. He served as a full-time Corporate Auditor of Bank of Tokyo-Mitsubishi from October 2004 to December 2005, as a partner at Tohmatsu & Co. from February 1990 to September 2002, and as a partner at Mita Audit Corporation from June 1985 to February 1990. He has also been a professor at Bunkyo Gakuin University since April 2004.

Name	Date of Birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ
†Kotaro Muneoka	October 30, 1940	Mr. Muneoka has served as a Corporate Auditor of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as a board member of Hitachi, Ltd. from June 2003 to June 2006 and from June 1997 to June 2001, and as a Corporate Auditor of Hitachi, Ltd. from June 2001 to June 2003. He has also served as a Director of Hitachi Software Engineering Co., Ltd. since June 2005 and as a Director of Hitachi High-Technologies Corporation since June 2005.

†Yoshiharu Hayakawa	February 23, 1948	Mr. Hayakawa has served as a Corporate Auditor of Bank of Tokyo-Mitsubishi UFJ since January 2006 and has practiced as a certified public accountant since August 1973. He served as a Corporate Auditor of UFJ Bank from September 2005 to December 2005. He has also served as a Corporate Auditor of Key Coffee Inc. since June 2000, as a Corporate Auditor of Pasona Inc. since August 2002, as a Director of Fancl Corporation since June 2004 and as a Corporate Auditor of Komori Corporation since June 2004.

‡Tetsuya Nakagawa	September 24, 1951	Mr. Nakagawa has served as a Corporate Auditor of Bank of Tokyo-Mitsubishi UFJ since January 2006 and has practiced as an attorney-at-law since April 1977. He served as a Corporate Auditor of Bank of Tokyo-Mitsubishi from June 2004 to December 2005. He has also served as a Corporate Auditor of Moritex Corporation since June 1997 and as a Professor at the Law School of Kokugakuin University since April 2004.

‡	Term expires at the close of the ordinary general meeting of shareholders held in 2008.
†	Term expires at the close of the ordinary general meeting of shareholders held in 2009.
h	Term expires at the close of the ordinary general meeting of shareholders held in 2010.

The following table sets forth our senior managing executive officers and managing executive officers as of July 31, 2006, together with their respective dates of birth and positions. The term of office of all senior managing executive officers and managing executive officers will expire at the close of the ordinary general meeting of shareholders held in 2007.

Name	Date of birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ
Yoshinobu Onishi	June 9, 1947	Mr. Onishi has served as a Senior Managing Executive Officer of Bank of Tokyo-Mitsubishi UFJ since May 2006 and as Chief Executive Officer for Europe, Middle East & Africa of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as a Managing Executive Officer of Bank of Tokyo-Mitsubishi UFJ from January 2006 to May 2006, as a Managing Director of Bank of Tokyo-Mitsubishi from June 2002 to December 2005 and an Executive Officer of Bank of Tokyo-Mitsubishi from June 2001 to May 2002. Mr. Onishi served as a board member of Bank of Tokyo-Mitsubishi from June 1998 to June 2001 and from June 2002 to December 2005.

Name	Date of birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ
Tetsuo Iwata	April 30, 1948	Mr. Iwata has served as a Managing Executive Officer and Group Head of Corporate Banking Group No.1 of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as a Managing Executive Officer of Bank of Tokyo-Mitsubishi from May 2005 to December 2005, as a Managing Director of Bank of Tokyo-Mitsubishi from June 2003 to May 2005, as a Managing Executive Officer of Bank of Tokyo-Mitsubishi from May 2003 to June 2003 and as an Executive Officer of Bank of Tokyo-Mitsubishi from June 2001 to May 2003. Mr. Iwata served as a board member of Bank of Tokyo-Mitsubishi from June 1999 to June 2001 and from June 2003 to May 2005.

Kyota Omori	March 14, 1948	Mr. Omori has served as a Managing Executive Officer and Chief Executive Officer for the Americas of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as a Managing Executive Officer of Bank of Tokyo-Mitsubishi from May 2004 to December 2005. He served as a Managing Director of Bank of Tokyo-Mitsubishi from June 2003 to May 2004, as a Managing Executive Officer of Bank of Tokyo-Mitsubishi from May 2003 to June 2003 and as an Executive Officer of Bank of Tokyo-Mitsubishi from June 2001 to May 2003. He served as a board member of Bank of Tokyo-Mitsubishi from June 1999 to June 2001 and from June 2003 to May 2004. He has also served as a Managing Officer of Mitsubishi UFJ Financial Group, Inc. in charge of overseeing corporate-governance matters in the U.S. since October 2005

Yoshiaki Kawamata	May 30, 1950	Mr. Kawamata has served as a Managing Executive Officer and Deputy Chief Executive of the Global Business Unit of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as a Senior Executive Officer of UFJ Bank from May 2004 to December 2005. He served as a Senior Executive Officer of UFJ Bank from May 2002 to May 2004 and as an Executive Officer of UFJ Bank from January 2002 to May 2002.

Saburo Sano	May 24, 1949	Mr. Sano has served as a Managing Executive Officer and Group Head of the Nagoya Corporate Banking Group of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as a Managing Executive Officer of Bank of Tokyo-Mitsubishi from May 2004 to December 2005. He served as an Executive Officer of Bank of Tokyo-Mitsubishi from June 2001 to May 2004 and as a board member of Bank of Tokyo-Mitsubishi from June 2000 to June 2001.

Tatsuo Tanaka	September 19, 1949	Mr. Tanaka has served as a Managing Executive Officer and Chief Executive Officer for Asia and Oceania of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as a Managing Executive Officer of Bank of Tokyo-Mitsubishi from May 2004 to December 2005. He served as an Executive Officer of Bank of Tokyo-Mitsubishi from June 2001 to May 2004.

Name	Date of birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ
Toshiro Toyoizumi	October 26, 1949	Mr. Toyoizumi has served as a Managing Executive Officer in charge of the Corporate Banking Credit Division, the Credit Division, the Nagoya Credit Division, the Osaka Credit Division, the Credit Supervision Division, the Credit & Advisory Division and the International Credit Division of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as a Managing Executive Officer of Bank of Tokyo-Mitsubishi from May 2004 to December 2005. He served as an Executive Officer of Bank of Tokyo-Mitsubishi from June 2001 to May 2004.

Tamotsu Kokado	November 8, 1950	Mr. Kokado has served as a Managing Executive Officer and Group Head of Corporate Banking Group No.2 of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as a Senior Executive Officer of UFJ Bank from May 2003 to December 2005 and as an Executive Officer of UFJ Bank from January 2002 to May 2003.

Akira Naito	September 20, 1951	Mr. Naito has served as a Managing Executive Officer in charge of the Trust Business Division and the Global Securities Services Division and as Group Head of the Investment Banking Group of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as a Managing Executive Officer of Bank of Tokyo-Mitsubishi from May 2005 to December 2005 and as an Executive Officer of Bank of Tokyo-Mitsubishi from June 2001 to May 2005. He has also served as a Managing Officer and Deputy Group Head of the Integrated Trust Assets Business Group of Mitsubishi UFJ Financial Group, Inc. since October 2005.

Masakazu Fukamachi	December 17, 1951	Mr. Fukamachi has served as a Managing Executive Officer in charge of Corporate Banking Offices in Central Japan of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as a Senior Executive Officer of UFJ Bank from May 2005 to December 2005. He served as an Executive Officer of UFJ Bank from January 2002 to June 2003 and from July 2004 to May 2005. He served as an Executive Officer of UFJ Trust Bank Limited from June 2003 to July 2004.

Takashi Hara	August 24, 1951	Mr. Hara has served as a Managing Executive Officer in charge of Corporate Banking Offices in Western Japan of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as a Senior Executive Officer of UFJ Bank from May 2005 to December 2005 and as an Executive Officer of UFJ Bank from January 2002 to May 2005.

Nobushige Kamei	November 20, 1952	Mr. Kamei has served as a Managing Executive Officer and as Deputy Group Head of the Investment Banking Group of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as a Senior Executive Officer of UFJ Bank from May 2004 to December 2005 and as an Executive Officer of UFJ Bank from January 2002 to May 2004.

Name	Date of birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ
Naoki Matsumoto	April 1, 1953	Mr. Matsumoto has served as a Managing Executive Officer and as Deputy Chief Executive of the Retail Banking Business Unit of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as a Senior Executive Officer of UFJ Bank from June 2004 to December 2005 and as an Executive Officer of UFJ Bank from January 2002 to June 2005. He has also served as a Director of UFJ NICOS Co., Ltd. since October 2005 and as a Director of kabu.com Securities Co., Ltd. since June 2005.

Takashi Morimura	June 5, 1952	Mr. Morimura has served as a Managing Executive Officer of Bank of Tokyo-Mitsubishi UFJ since January 2006 and as President and Chief Executive Officer of UnionBanCal Corporation since May 2005.

Tadashi Shiraishi	February 17, 1953	Mr. Shiraishi has served as a Managing Executive Officer in sub-charge of the Corporate Banking Credit Division, the Credit Division, the Nagoya Credit Division, the Osaka Credit Division, the Credit Supervision Division, the Credit & Advisory Division and the International Credit Division of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as a Senior Executive Officer of UFJ Bank from May 2005 to December 2005 and as an Executive Officer of UFJ Bank from May 2002 to May 2005.

Takashi Nagaoka	March 3, 1954	Mr. Nagaoka has served as a Managing Executive Officer of Bank of Tokyo-Mitsubishi UFJ in charge of the Public & Institutional Business Division and the Financial Institutions Division since May 2006. He served as an Executive Officer of Bank of Tokyo-Mitsubishi UFJ from January 2006 to May 2006. He served as an Executive Officer of Bank of Tokyo-Mitsubishi from June 2003 to December 2005.

Kiyoshi Sono	April 18, 1953	Mr. Sono has served as a Managing Executive Officer and Group Head of the Osaka Corporate Banking Group of Bank of Tokyo-Mitsubishi UFJ since May 2006. He served as an Executive Officer of Bank of Tokyo-Mitsubishi UFJ from January 2006 to May 2006. He served as an Executive Officer of UFJ Bank from May 2004 to December 2005.

The following table sets forth our executive officers as of July 31, 2006, together with their respective dates of birth and positions. The term of office of all executive officers will expire at the close of the ordinary general meeting of shareholders held in 2007.

Name	Date of birth	Positions at Bank of Tokyo-Mitsubishi UFJ	Positions outside Bank of Tokyo-Mitsubishi UFJ
Jun Sato	October 26, 1951	Executive Officer General Manager of the Internal Audit & Credit Examination Division

Shinji Goto	June 24, 1953	Executive Officer General Manager of Nagoya Corporate Banking Division No.2

Yukiharu Kiho	February 27, 1954	Executive Officer General Manager of Corporate Banking Business Promotion Division No.1	Executive Officer of Mitsubishi UFJ Financial Group, Inc. General Manager of Corporate Business Development Division No.1 of the Integrated Corporate Banking Business Group

Akihiko Minato	October 16, 1953	Executive Officer General Manager of the Human Resources Division

Takehiko Nemoto	August 20, 1953	Executive Officer General Manager of the Systems Division	Executive Officer of Mitsubishi UFJ Financial Group, Inc. General Manager of the Operations & Systems Planning Division

Takashi Nishida	September 28, 1953	Executive Officer General Manager of the Treasury and Investment Division

Toshiaki Arai	February 1, 1954	Executive Officer Regional Head for Hong Kong General Manager of the Hong Kong Branch

Akira Kamiya	September 16, 1953	Executive Officer General Manager of the Global Planning Division	Executive Officer of Mitsubishi UFJ Financial Group, Inc. General Manager of the Global Planning Division of the Integrated Corporate Banking Business Group

Takashi Kimura	September 1, 1954	Executive Office General Manager of the Corporate Business Planning Division

Executive Officer of Mitsubishi UFJ Financial Group, Inc.

General Manager of the Corporate Business Planning Division of the Integrated Corporate Banking Business Group

Co-General Manager of the Trust Business Planning Division of the Integrated Corporate Banking Business Group

Atsushi Nakaishi	December 14, 1953	Executive Officer General Manager of the Global Markets Sales & Trading Division

Name	Date of birth	Positions at Bank of Tokyo-Mitsubishi UFJ	Positions outside Bank of Tokyo-Mitsubishi UFJ
Takeshi Ogasawara	August 1, 1953	Executive Officer General Manager of the Corporate Risk Management Division	Executive Officer of Mitsubishi UFJ Financial Group, Inc. General Manager of the Corporate Risk Management Division

Takeo Sato	February 26, 1954	Executive Officer General Manager of Osaka Corporate Banking Division No.4

Minoru Shimada	February 22, 1955	Executive Officer General Manager of the New York Branch General Manager of the Cayman Branch

Hitoshi Suzuki	January 8, 1954	Executive Officer General Manager of the Global Markets Planning Division

Masaaki Tanaka	April 1, 1953	Executive Officer General Manager of the Corporate Planning Division	Executive Officer of Mitsubishi UFJ Financial Group, Inc. Co-General Manager of the Corporate Planning Division

Yoshitsugu Yokogoshi	November 16, 1953	Executive Officer General Manager of the Retail Banking Promotion Division	Executive Officer of Mitsubishi UFJ Financial Group, Inc. General Manager of the Retail Business Development Division of the Integrated Retail Banking Business Group

Hidekazu Fukumoto	November 6, 1955	Executive Officer General Manager of Corporate Banking Business Promotion Division No.2	Executive Officer of Mitsubishi UFJ Financial Group, Inc. General Manager of Corporate Business Development Division No.2 of the Integrated Corporate Banking Business Group

Ichiro Hamakawa	February 6, 1956	Executive Officer General Manager, the Business & Systems Integration Division

Mitsuo Imai	May 15, 1954	Executive Officer General Manager of the Consumer Finance Division	Executive Officer of Mitsubishi UFJ Financial Group, Inc. General Manager of the Consumer Finance Planning Division

Muneo Kurauchi	July 17, 1954	Executive Officer General Manager of Corporate Banking Division No.5

Yoshiaki Masuda	December 6, 1954	Executive Officer in charge of the branches in Central Japan

Executive Officer of Mitsubishi UFJ Financial Group, Inc.

in charge of the branches in Central Japan

Co-General Manager of the Retail Business Development Division of the Integrated Retail Banking Business Group

Name	Date of birth	Positions at Bank of Tokyo-Mitsubishi UFJ	Positions outside Bank of Tokyo-Mitsubishi UFJ
Takashi Morisaki	January 1, 1955	Executive Officer General Manager of the Investment Banking Planning Division	Executive Officer of Mitsubishi UFJ Financial Group, Inc. General Manager of the Investment Banking Planning Division of the Integrated Corporate Banking Business Group

Takashi Muraoka	January 31, 1954	Executive Officer General Manager of the Asian Business Division

Shigenobu Tokuoka	September 17, 1955	Executive Officer in charge of the branches in Western Japan	Executive Officer of Mitsubishi UFJ Financial Group, Inc. in charge of the branches in Western Japan

Hiroshi Akiyama	August 3, 1956	Executive Officer General Manager of Corporate Banking Division No.2

Yoshihiro Hashimoto	December 19, 1956	Executive Officer General Manager of the Syndicated Finance Division

Shigeyasu Kobayashi	August 16, 1954	Executive Officer General Manager of the Strategic Investment Division

Kanetsugu Mike	November 4, 1956	Executive Officer General Manager of the Business & Systems Integration Division

Masashi Oka	July 11, 1955	Executive Officer	Vice Chairman of UnionBanCal Corporation

Takashi Oyamada	November 2, 1955	Executive Officer General Manager, the Corporate Planning Division

Executive Officer of Mitsubishi UFJ Financial Group, Inc.

General Manager of the Corporate Planning Division

Deputy General Manager of the Financial Planning Division

Co-General Manager of the Corporate Risk Management Division

Hidenobu Fujii	November 29, 1955	Executive Officer General Manager of the Operations Planning Division General Manager, Customer Security Protection Office	Executive Officer of Mitsubishi UFJ Financial Group, Inc. Co-General Manager of the Operations & Systems Planning Division

Haruo Hayashi	April 17, 1956	Executive Officer General Manager of the Nihonbashi-Chuo Commercial Banking Office

Mikiyasu Hiroi	September 21, 1955	Executive Officer General Manager, the Securities Intermediary Business Division	Executive Officer of Mitsubishi UFJ Financial Group, Inc. Co-General Manager of the Securities Intermediary Division of the Integrated Retail Banking Business Group

Name	Date of birth	Positions at Bank of Tokyo-Mitsubishi UFJ	Positions outside Bank of Tokyo-Mitsubishi UFJ
Yoshihiko Kasuya	October 16, 1955	Executive Officer General Manager of the Kyoto Commercial Banking Office

Makoto Motooka	April 19, 1956	Executive Officer General Manager of the Shanghai Branch

Akihiko Sasaki	October 16, 1956	Executive Officer General Manager of the Credit & Advisory Division

Akihiko Kagawa	October 6, 1955	Executive Officer General Manager of the International Treasury and Investment Division

Yasuhiro Maeda	August 8, 1957	Executive Officer General Manager of Corporate Banking Division No.6

Takami Onodera	April 4, 1957	Executive Officer General Manager of the Credit Policy & Planning Division	Executive Officer of Mitsubishi UFJ Financial Group, Inc. General Manager of the Credit & Investment Management Division

Tadachiyo Osada	October 26, 1956	Executive Officer General Manager of the Retail Banking Planning Division	Executive Officer of Mitsubishi UFJ Financial Group, Inc. General Manager of the Retail Business Planning Division of the Integrated Retail Banking Business Group

B.    Compensation

An aggregate of ¥474 million was paid by us as remuneration, including bonuses but excluding retirement allowances, during the fiscal year ended March 31, 2006 to our directors and corporate auditors, which included remuneration from our subsidiaries.

In accordance with customary Japanese business practice, when a director or corporate auditor retires, a proposal to pay a retirement allowance is submitted at the annual ordinary general meeting of shareholders for approval. After the shareholders’ approval is obtained, the retirement allowance for a director or corporate auditor is fixed by the board of directors or by consultation among the corporate auditors in accordance with our internal regulations and practice and generally reflects the position of the director or corporate auditor at the time of retirement, the length of his service as a director or corporate auditor and his contribution to our performance. We do not set aside reserves for any such retirement payments for directors and corporate auditors. During the fiscal year ended March 31, 2006, we paid an aggregate of ¥1,324 million as a retirement allowance to our directors and corporate auditors who have retired.

We have not implemented a stock option plan.

C.    Board Practices

Our Articles of Incorporation provides that the number of directors shall not exceed 20 and that the number of corporate auditors shall not exceed eight. Our shareholders elect directors usually at our annual ordinary general meeting of shareholders for one-year terms. Our shareholders also elect corporate auditors usually at our annual ordinary general meeting of shareholders for four-year terms.

We currently have 18 directors, including two external directors. Our board of directors has ultimate responsibility for the administration of our affairs. Our board of directors is empowered to appoint by resolution representative directors from among the directors who may represent us severally. Our board of directors may also appoint from their members by resolution a chairman, a deputy chairman, a president, deputy presidents, senior managing directors and managing directors. Deputy presidents assist the president. Senior managing directors and the managing directors assist the president and deputy presidents, if any, in the management of our day-to-day business.

There are no contracts between any of our directors and us providing for benefits upon termination of their employment.

Under the Company Law, directors must refrain from engaging in any business that is in competition with us unless approved by a board resolution, and no director may vote on a proposal, arrangement or contract in which that director is deemed to be materially interested.

Neither the Company Law nor our Articles of Incorporation contain special provisions as to the borrowing power exercisable by a director, to the retirement age of our directors and corporate auditors or to a requirement of our directors and corporate auditors to hold any shares of our capital stock.

The Company Law requires a resolution of the board of directors for a company to acquire or dispose of material assets, to borrow substantial amounts of money, to employ or discharge important employees, such as executive officers, and to establish, change or abolish material corporate organizations, such as a branch office.

We currently have eight corporate auditors, including four external corporate auditors. Our corporate auditors, who are not required to be certified public accountants, have various statutory duties, including principally:

•	the examination of the financial statements, business reports, proposals and other documents which our board of directors prepares and submits to a general meeting of shareholders;

•	the examination of our directors’ administration of our affairs; and

•	the preparation and submission of a report on their examination to a general meeting of shareholders.

Our corporate auditors are obliged to attend meetings of our board of directors. They may make statements at the meetings if they deem necessary, although they are not entitled to vote at the meetings. The Company Law provides that there may not be less than three corporate auditors. One or more corporate auditors must be designated by the board of corporate auditors to serve on a full-time basis. At least half of our corporate auditors must be “external corporate auditors” who have never been a director, account assistant, executive officer, manager or any other type of employee of us or any of our subsidiaries.

In order to encourage objective viewpoints, enhance corporate governance, and ensure a separation between internal audit activities and our business operations, we have established an internal audit and compliance committee that is comprised mainly of outside directors and external specialists. The internal audit & credit examination division is the secretariat for this committee. The committee meets bi-weekly to deliberate important matters relating to internal audit and compliance. The committee reports its activities and proposes necessary improvement measures to the board of directors monthly.

For additional information on our board practices, see “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management.”

D.    Employees

As of March 31, 2006, we had approximately 60,700 employees, compared to approximately 36,500 as of March 31, 2005 and 36,500 as of March 31, 2004. In addition, as of March 31, 2006, we had approximately 31,700 part-time and temporary employees. The following tables show the percentages of our employees in our different business units and geographically, as of March 31, 2006. Most of our employees are members of our employee’s union, which negotiates on behalf of employees in relation to remuneration and working conditions.

Business unit
Retail Banking Business Unit	35%
Corporate Banking Business Unit	17
Global Business Unit	30
Global Markets Unit	2
Operations and Systems Unit	10
Corporate Center/Independent Divisions	6

100%

Location
Japan	70%
United States	20
Europe	2
Asia/Oceania excluding Japan	7
Other areas	1

100%

E.    Share Ownership

All of our outstanding shares of common stock and preferred stock are directly or indirectly owned by Mitsubishi UFJ Financial Group, Inc.

Item 7.	Major Shareholders and Related Party Transactions.

A.    Major Shareholders

Common Stock

All of our issued shares of common stock are directly or indirectly owned by Mitsubishi UFJ Financial Group, Inc. The holders of our common stock appearing on the register of shareholders as of March 31, 2006, and the number and the percentage of such shares held by them, were as follows:

Name	Number of shares held	Percentage of total shares in issue
Mitsubishi UFJ Financial Group, Inc.(1)	9,815,254,986	99.93%
Mitsubishi UFJ Trust and Banking(1)(2)	6,800,000	0.07

Total	9,822,054,986	100.00

Notes:

(1)	Japanese resident
(2)	A wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc.

Preferred Shares

All of our issued preferred shares, which have no voting rights except as otherwise provided by law or by other provisions of our Articles of Incorporation, are directly owned by Mitsubishi UFJ Financial Group, Inc.

B.    Related Party Transactions

We had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2006, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial, and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features. In addition, we enter into various arrangements with Mitsubishi UFJ Trust and Banking, our affiliate, which, like us, is a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc.

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

Distributions

Our board of directors submits a recommendation for an annual dividend for our shareholders’ approval at the ordinary general meeting of shareholders customarily held in June of each year. The annual dividend is usually distributed immediately following shareholders’ approval to holders of record at the end of the preceding fiscal year. In addition to annual dividends, we may make cash distributions by way of interim dividends to shareholders of record as of September 30 of each year from our retained earnings as of the end of the preceding fiscal year by resolution of our board of directors. During the fiscal year ended March 31, 2006, we declared an annual dividend of ¥137.45 per share of common stock, composed of a year-end dividend of ¥12.56 per share and an interim dividend of ¥124.89 per share. We also declared an annual dividend of ¥113.90 per share of preferred stock, composed of a year-end dividend of ¥83.90 per share and an interim dividend of ¥30.00 per share.

See “Item 10.B. Memorandum and Articles of Association” for additional information on our dividend policy.

B.    Significant Changes

Other than as described in this Annual Report, no significant changes have occurred since the date of our consolidated financial statements included in this Annual Report.

Item 9.	The Offer and Listing.

A.    Offer and Listing Details

All of our outstanding shares of common stock are owned by Mitsubishi UFJ Financial Group, Inc.

B.    Plan of Distribution

Not applicable.

C.    Markets

Not Applicable.

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

Item 10.	Additional Information.

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

Our Corporate Purpose

Article 2 of our Articles of Incorporation provide that our corporate purpose is to carry on the following businesses:

(1)	To accept deposits and installment savings, to extend loans, to discount bills and notes and to engage in exchange transactions;

(2)	To guarantee obligations of others, to accept bills and to engage in any other business incidental to the banking purposes listed in the preceding clause (1);

(3)	To underwrite, to conduct offerings for subscription and sale of, to buy and sell, and to engage in any other business with respect to, government bonds, municipal bonds, government-guaranteed bonds and any other securities;

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

Common Stock

We summarize below the material provisions of our Articles of Incorporation, our share handling regulations and the Company Law (Law No. 86 of 2005) as they relate to joint stock companies. Because it is a summary, this discussion should be read together with our Articles of Incorporation and share handling regulations, which have been filed as exhibits to this Annual Report.

General

A joint stock company is a legal entity incorporated under the Company Law. The investment and rights of the shareholders of a joint stock company are represented by shares of stock in the company and shareholders’ liability is limited to the amount of the subscription for the shares.

As of July 31, 2006, our authorized common share capital was 15,000,000,000 shares of common stock with no par value, and a total of 9,822,054,986 shares of common stock were issued. Each of the shares issued and outstanding is fully paid and non-assessable.

We may issue shares from our authorized but unissued share capital following a resolution to that effect by our board of directors. An increase in our authorized share capital is only possible by amendment of our Articles of Incorporation, which generally requires shareholders’ approval.

In order to assert shareholders’ rights against us or to transfer our shares, a shareholder must have its name and address registered on our register of shareholders, in accordance with our share handling regulations.

We do not issue share certificates.

Dividends

Dividends are distributed in proportion to the number of shares owned by each shareholder on the record date for the dividend. Dividends for each financial period may be distributed following shareholders’ approval at a general meeting of shareholders.

Payment of dividends on common stock is subject to the preferential dividend rights of holders of preferred stock.

Under the Banking Law and our Articles of Incorporation, our financial accounts are closed on March 31 of each year, and dividends, if any, are paid to shareholders of record as of March 31 following shareholders’ approval at a general meeting of shareholders. In addition to year-end dividends, our board of directors may by resolution declare an interim cash dividend to shareholders of record as of September 30 of each year. Under the Company Law, distribution of dividends will take the form of distribution of surplus (as defined below). We will be permitted to make distributions of surplus to our shareholders any number of times per fiscal year pursuant to resolutions of our general meetings of shareholders, subject to certain limitations described below. Distributions of surplus will be required in principle to be authorized by a resolution of a general meeting of shareholders. We would, however, be permitted to make distributions of surplus in cash to our shareholders by resolutions of the board of directors once per fiscal year as mentioned above concerning interim cash dividend.

Under the Company Law, distributions of surplus may be made in cash or in kind in proportion to the number of shares of common stock held by each shareholder. A resolution of a general meeting of shareholders or our board of directors authorizing a distribution of surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of surplus is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders or (as the case may be) our board of directors, grant to our shareholders the right to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of surplus must be approved by a special resolution of a general meeting of shareholders (see the description of a “special resolution” in “—Voting Rights”).

Under the Company Law, we may make distribution of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the distributable amount (as defined below) as of the effective date of such distribution of surplus. The amount of surplus (the “surplus”) at any given time shall be the amount of our assets and the book value of our treasury stock after subtracting the amounts of items (1) through (5) below as they appear on our non-consolidated balance sheet as of the end of our last fiscal year, and after reflecting the changes in our surplus after the end of our last fiscal year, by adding the amounts of items (6), (7) and (8) below and/or subtracting the amounts of items (9), (10) and (11) below:

(1)	our liabilities;

(2)	our stated capital;

(3)	our additional paid-in capital;

(4)	our accumulated legal reserve;

(5)	other amounts as are set out in an Ordinance of the Ministry of Justice;

(6)	(if we transferred our treasury stock after the end of the last fiscal year) the transfer price of our treasury stock after subtracting the book value thereof;

(7)	(if we decreased our stated capital after the end of the last fiscal year) the amount of decrease in our stated capital (excluding the amount transferred to additional paid-in capital or legal reserve);

(8)	(if we decreased our additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of decrease in our additional paid-in capital or legal reserve (excluding the amount transferred to stated capital);

(9)	(if we cancelled our treasury stock after the end of the last fiscal year) the book value of the cancelled treasury stock;

(10)	(if we distributed surplus to shareholders after the end of the last fiscal year) the amount of the assets distributed to shareholders by way of such distribution of surplus; and

(11)	other amounts as are set out in an ordinance of the Ministry of Justice.

A distributable amount (the “distributable amount”) at any given time shall be the aggregate amount of (a) the surplus, (b) the amount of profit as recorded for the period after the end of our last fiscal year until the date of an extraordinary settlement of account (if any) as is set out in an ordinance of the Ministry of Justice and (c) the transfer price of our treasury stock in the same period, after subtracting the amounts of the following items:

(1)	the book value of our treasury stock;

(2)	(if we transferred our treasury stock after the end of the last fiscal year) the transfer price of our treasury stock;

(3)	the losses recorded for the period after the end of our last fiscal year until the date of an extraordinary settlement of account (if any) as are set out in an ordinance of the Ministry of Justice; and

(4)	other amounts as are set out in an ordinance of the Ministry of Justice.

In Japan, the “ex-dividend” date and the record date for any dividends precede the date of determination of the amount of the dividend to be paid.

Under our Articles of Incorporation, we are not obliged to pay any dividends or interim dividends that are left unclaimed for a period of five years after the date on which they first became payable.

Capital and Reserves

Under the Company Law, we may reduce our additional paid-in capital or legal reserve (without limitation as to the amount of such reduction) as mentioned in the preceding paragraph, generally by resolution of a general meeting of shareholders and, if so resolved in the same resolution, may account for the whole or any part of the amount of such reduction as stated capital. We may also reduce our stated capital generally by special resolution of a general meeting of shareholder and, if so resolved in the same resolution, may account for the whole or any part of the amount of such reduction as additional paid-in capital or legal reserve. In addition, we may reduce our surplus and increase either (i) stated capital or (ii) additional paid-in capital and/or legal reserve by the same amount, in either case by resolution of a general meeting of shareholders.

Stock Splits

Stock splits of our outstanding stock may be effected at any time by resolution of the board of directors. When a stock split is to be effected, we may increase the amount of the authorized share capital to cover the stock split by amending our Articles of Incorporation by resolution of the board of directors without approval by special resolution of the general meeting of shareholders, unless more than one class of stock is issued and outstanding. We must give public notice of the stock split, specifying a record date at least two weeks prior to the record date.

Unit Share (tan-gen kabu) System

Our Articles of Incorporation provide that 1,000 shares constitute one unit of shares regardless of whether the shares are shares of common stock or shares of preferred stock. Our board of directors is permitted to reduce the number of shares constituting a unit or to abolish the unit share system with respect to the shares in its entirety by amending our Articles of Incorporation without approval by shareholders. The number of shares constituting a unit is not permitted to exceed 1,000 shares. A holder of shares constituting less than one unit may require us to purchase such shares at a price mutually agreed upon. Under this system, a shareholder will have one vote for each unit of shares held by it. Shares not constituting a full unit will carry no voting rights. For calculation of the quorum for various voting purposes, we will exclude the aggregate number of shares representing less than one unit from the number of voting rights. A holder of shares representing one or more whole units will have one vote for each one unit of shares, except as stated in “—Voting Rights.” Except as otherwise described above and so far as there are no restrictions stated in the issuing company’s articles of incorporation, holders of shares constituting less than one unit will have all the rights granted to shareholders under the Company Law.

General Meeting of Shareholders

The ordinary general meeting of our shareholders is usually held in June of each year in Tokyo. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice to shareholders.

Voting Rights

A shareholder generally has one voting right for each unit of shares held by it. The common shares stated below are not entitled to voting rights and such common shares are not counted in the number of shares when determining whether a quorum exists:

•	treasury shares;

•	shares held by a company in which we, we and our subsidiaries or our subsidiaries own 25% or more of the total voting rights; and

•	shares issued after the record date as a result of exercise of stock acquisition rights, fractional shareholders becoming a shareholder of a whole share, and in exchange for acquisition of our preferred shares.

On the other hand, holders of certain class of preferred shares shall be entitled to voting rights at the ratio of one voting right for one unit of preferred shares; for example, when a proposal to pay the full amount of preferential dividends on any class of preferred shares in compliance with the terms of such preferred shares is not included in the agenda of the ordinary general meeting of shareholders. See “—Preferred Stock.”

Under our Articles of Incorporation, except as otherwise provided by law or by other provisions of our Articles of Incorporation, a resolution can be adopted at a shareholders’ meeting by the holders of a majority of the voting rights represented at the meeting. The Company Law and our Articles of Incorporation require a quorum of not less than one third of the total number of voting rights for election of our directors and corporate auditors.

The Company Law and our Articles of Incorporation provide that a quorum of not less than one third of outstanding voting rights, excluding those owned by our subsidiaries and affiliates of which we own, directly or indirectly, 25 percent or more, must be present at a shareholders’ meeting to approve specified corporate actions, such as:

•	the amendment of our Articles of Incorporation, except in some limited cases;

•	the repurchase of our own stock from a specific shareholder other than our subsidiary;

•	the consolidation of shares;

•	the offering to persons other than shareholders of stock at a specially favorable price, or of stock acquisition rights or bonds or notes with stock acquisition rights with specially favorable conditions;

•	the removal of a director who was elected by cumulative voting or a corporate auditor;

•	the exemption from liability of a director or corporate auditor, with certain exceptions;

•	a reduction in stated capital with certain exceptions in which a shareholders’ resolution is not required;

•	a distribution of in-kind dividends which meets certain requirements;

•	the transfer of the whole or an important part of our business;

•	the acquisition of the whole business of another company, except in some limited circumstances;

•	a dissolution;

•	merger or consolidation, except for certain types of mergers;

•	a stock-for-stock exchange (kabushiki-kokan) or stock-for-stock transfer (kabushiki-iten), except in some limited circumstances; and

•	a corporate split, except in some limited circumstances.

A special resolution representing at least two-thirds of the voting rights represented at the meeting is required to approve these actions.

There is no cumulative voting for the election of directors or corporate auditors. For a discussion of voting rights with respect to our directors, see “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

Subscription Rights

Holders of shares have no preemptive rights under our Articles of Incorporation. Under the Company Law, however, our board of directors may determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, these subscription rights must be given on uniform terms to all shareholders, and if a specified record date is set, it must be announced in a public notice at least two weeks prior to the subscription date. A notification to each individual shareholder must also be given at least two weeks prior to the date of expiration of the subscription rights.

Under the Company Law, rights to subscribe for new shares may not be transferred, however, we may allot stock acquisition rights to shareholders without consideration, and such rights will be transferable.

Stock Acquisition Rights

We may issue stock acquisition rights (shinkabu yoyakuken), which in the U.S. are often in the form of warrants, or bonds with stock acquisition rights that cannot be detached (shinkabu yoyakuken-tsuki shasai), which in the U.S. are often in the form of convertible bonds or bonds with non-detachable warrants. Except where the issuance would be on “specially favorable” conditions, the issuance of stock acquisition rights or bonds with stock acquisition rights may be authorized by a resolution of our board of directors. Upon exercise of the stock acquisition rights, the holder of such rights may acquire shares by paying the applicable exercise price or, if so determined by a resolution of our board of directors, by making a substitute payment, such as having the convertible bonds redeemed for no cash in lieu of the exercise price.

Liquidation Rights

Upon our liquidation, the assets remaining after payment of all debts, liquidation expenses, taxes and preferred distributions to holders of shares of our preferred stock will be distributed among the holders of our common stock in proportion to the number of shares they own.

Share Transfer Agent

Mitsubishi UFJ Trust and Banking is the share transfer agent for our common stock. The office of Mitsubishi UFJ Trust and Banking for this purpose is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8212, Japan. Mitsubishi UFJ Trust Bank maintains our register of shareholders and our register of stock acquisition rights.

Reports to Shareholders

We furnish to our shareholders notices, in Japanese, of shareholders’ meetings and annual business reports, including our financial statements.

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

Repurchase of Our Shares of Common Stock

We may repurchase our own shares:

•	from a specific party, if authorized by a special resolution of general meeting of shareholders and we give notices to shareholders prior to such general meeting, in general;

•	from a specific party, if authorized by our board of directors and we give a public notice or notices to all of the shareholders (if we repurchase any class of the preferred shares, notices to all of the shareholders of the class of the preferred shares); or

•	from our subsidiaries, if authorized by a resolution of the board of directors.

When the repurchase is made by us from a specific party, as authorized by a special resolution of a general meeting of shareholders, any shareholder may make a demand to a director, five days or more prior to the relevant shareholders’ meeting, that we also repurchase the shares held by that shareholder.

Repurchase of our own shares described above must satisfy various specified requirements. In general, the same restriction on the distributable amount as described in the sixth paragraph under “—Common Stock—Dividends.” are applicable to the repurchase of our own shares, so the total amount of the repurchase price may not exceed the distributable amount.

We may hold our own shares so repurchased without restrictions. In addition, we may cancel or dispose of our own shares that we hold by a resolution of our board of directors. As of March 31, 2006, we (excluding our subsidiaries) did not own any treasury shares.

Preferred Stock

The following is a summary of information concerning the shares of our preferred stock, including brief summaries of the relevant provisions of our Articles of Incorporation, the share handling regulations and the Company Law as currently in effect. The detailed rights of our preferred shares are set out in our Articles of Incorporation and the resolutions of our board of directors relating to the issuance of the relevant stock.

General

Under our Articles of Incorporation, we are authorized to issue four classes of preferred stock totaling 356,700,000 shares of preferred stock , including 100,000,000 class 2 preferred shares, 27,000,000 class 3 preferred shares, 79,700,000 class 4 preferred shares and 150,000,000 class 5 preferred shares. Our preferred shares have equal preference over shares of our common stock in respect of dividend entitlements and distribution upon our liquidation, but holders of our preferred shares are not entitled to vote at general meetings of shareholders, subject to the exceptions provided under our Articles of Incorporation. As of July 31, 2006, 100,000,000 shares of class 2 preferred shares, 27,000,000 shares of class 3 preferred shares, 79,700,000 shares of class 4 preferred shares and 150,000,000 shares of class 5 preferred shares were outstanding.

We may acquire shares of class 2 preferred shares at ¥2,500 per share, in whole or in part, on or after February 22, 2010. The holder of class 3 preferred shares through class 5 preferred shares may request acquisition of the relevant preferred shares in exchange for our common stock during the period as provided for in Attachments 1 through 3 of our Articles of Incorporation. Any of class 3 preferred shares through class 5 preferred shares for which no request for acquisition in exchange for common stock is made during such period may be mandatorily acquired on the day immediately following the last day of such period (the “Mandatory Acquisition Date”) in the number obtained by dividing an amount equivalent to the subscription price per each relevant preferred share by the average of 1/1000 of the daily closing price of Mitsubishi UFJ Financial Group, Inc’s common stock as reported by the Tokyo Stock Exchange for the 30 trading days commencing on the 45th trading day prior to the Mandatory Acquisition Date.

Preferred Dividends

In priority to the payment of dividends to holders of our common stock, the expected amount of preferred dividends payable each fiscal year for each class of our preferred stock is set forth below.

•	class 2 preferred shares: ¥60.00 per share

•	class 3 preferred shares: ¥15.90 per share

•	class 4 preferred shares: ¥18.60 per share

•	class 5 preferred shares: ¥19.40 per share

In the event that our board of directors decides to pay an interim dividend to holders of our common stock as of September 30 of any year, we will, in priority to the payment of that interim dividend, pay a preferred interim dividend in the amount specified in our Articles of Incorporation to record holders of our preferred shares as of September 30 of any year of the same time. The amount of any preferred interim dividend will be deducted from the preferred dividend payable on preferred shares in respect of the same fiscal year.

No payment of dividends on our preferred shares or any other shares can be made unless we have a sufficient distributable amount and a resolution to distribute such distributable amount is obtained at the relevant ordinary general meeting of shareholders, in the case of annual preferred dividends or at the board of directors, in the case of preferred interim dividends.

Dividends on our preferred shares are non-cumulative. If the full amount of any dividend is not declared on our preferred shares in respect of any fiscal year, holders of our preferred shares do not have any right to receive dividends in respect of the deficiency in any subsequent fiscal year, and we will have no obligation to pay the deficiency or to pay any interest regardless of whether or not dividends are paid in respect of any subsequent fiscal year. The holders of our preferred shares are not entitled to any further dividends or other participation in or distribution of our profits, except for distribution under certain corporate split proceedings as stated in our Articles of Incorporation.

Liquidation Rights

In the event of our voluntary or involuntary liquidation, holders of our preferred shares will be entitled to receive out of our residual assets upon liquidation a distribution as set forth below.

•	class 2 preferred shares: ¥2,500 per share

•	class 3 preferred shares: ¥3,000 per share

•	class 4 preferred shares: ¥2,000 per share

•	class 5 preferred shares: ¥2,000 per share

The holders of our preferred shares are not entitled to any further dividends or other participation in or distribution of our residual assets upon our liquidation.

Voting Rights

No holder of our preferred shares has the right to receive notice of, or to vote at, a general meeting of shareholders, except as otherwise specifically provided under our Articles of Incorporation or other applicable law. Under our Articles of Incorporation, holders of a unit of our preferred shares will be entitled to receive notice of, and have one voting right per unit of preferred shares at, our general meetings of shareholders:

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

Payment of interest of our debt securities issued from April 1, 1998 to March 31, 2008 outside Japan by us or our paying agents to non-resident holders of debt securities will be exempt from Japanese withholding tax. In order to be exempt from Japanese withholding tax, each non-resident holder must comply with the procedures for establishing its status in accordance with the requirements of Japanese law. If the exemption is not extended by future legislation, or if similar exemption is not available after March 31, 2008, interest of our debt securities issued after that date would be subject to Japanese withholding tax.

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

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

We file periodic reports and other information with the SEC. You may read and copy any document that we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of its public reference rooms. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 11 Wall Street, New York, New York 10005. Some of this information may also be found on our website at http://www.mufg.jp.

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

Firm-Wide Risk Management

Our holding company, Mitsubishi UFJ Financial Group, Inc., determines our group-wide risk management policy at the holding company level, and we implement the policy accordingly. Our holding company seeks to raise group-wide risk awareness, integrate and improve the group’s risk management framework, allocate risk capital appropriately and eliminate specific concentrations of risk.

Our policy for the control and administration of risk is based on the concept of “Firm-Wide Risk Management.” Our objective is to identify, quantify, monitor and control risks, and to audit and inspect those activities. This in turn helps us stabilize earnings in line with the risks of our business and properly allocate management resources.

The Corporate Risk Management Division has overall responsibility for managing and controlling all the risks on a firm-wide basis. Specific supervisory divisions are responsible for each type of risk. Specifically, the Credit Policy & Planning Division is responsible for credit risk. The Corporate Risk Management Division is responsible for market risk and funding liquidity risk. The Operations Planning Division is responsible for operations risk. The Information Security Management Division is responsible for information asset risk and the Compliance & Legal Division is responsible for legal risk. These divisions all work together to provide overall control and management of all of our risks on a firm-wide basis.

The Corporate Risk Management Division controls and manages the risks arising from various activities across product, operational and organizational lines. The Risk Management Committee has overall responsibility for identifying and controlling our risks. This committee meets semi-annually and on an extraordinary basis if necessary. It formulates action plans and monitors implementation in line with our basic risk management policies.

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

We perform a detailed review of all borrowers’ creditworthiness on a daily basis timely after borrower’s annual or semi-annual financial statements first become available. In addition, as part of an ongoing credit review process, our credit officers monitor changes in all customers’ creditworthiness including bankruptcy, past due principal or interest, downgrading of external credit rating, declining stock price, business restructuring and other events and reassess borrowers’ ratings in response to such events. Our credit officers are also required to regularly report changes in the value of collateral or guarantees of all borrowers.

Quantitative Analysis of Credit Risk

Using a highly complex model, we analyze our credit risk quantitatively. This model measures credit risk based on historical data relating to credit amounts, default rates and recovery rates and takes into account the correlation among borrowers’ default probabilities.

Portfolio Management

We work to achieve earnings commensurate with the risk levels undertaken by us. Our strategy is to price our products based upon expected losses, as determined in accordance with our internal credit rating system. At the same time, by monitoring loan amounts and credit exposure by credit rating, corporate group, type of business and region, we seek to avoid a concentration of our credit risks in specific categories. We have a specialized unit that sets credit ceilings by country to address and manage country risk. We regularly review these credit ceilings and adjust them when credit conditions change materially in any countries.

Credit Risk Management System

We closely monitor and supervise our credit portfolio and manage credit risk on a global consolidated basis. We seek to identify problem credits at an early stage. We have in place a system of checks and balances in which a credit administration section that is independent of the business promotion sections screens individual transactions and manages the extension of credit. Additionally, our management regularly holds credit and investment management committee meetings and credit committee meetings to review important matters related to credit risk management.

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

Market Risk Management

Market risk is the risk of sustaining a loss due to a change in the price of assets or liabilities held that results from changes in risk-related factors such as interest rates, foreign exchange rates, equity prices and commodity prices.

Market Risk Management System

We use a three-tiered market risk management system to manage our market risk. It divides authority and responsibility among the senior management level, the line management level at trading divisions and offices and the trader level. This system clearly establishes the authority and responsibility of each level. The Corporate Risk Management Division has overall responsibility for our market risk management, and is located in the Corporate Center, independent from our individual business units. This division manages our market risk on a consolidated basis, and also integrates middle office functions to ensure the integrity, accuracy and transparency of market risk information.

Market Risk Management Process

On a semi-annual basis, the Executive Committee decides our overall market risk limit and sets the limits for each business while considering various factors including our capital, earnings capacity and trading capability. Authority for implementing the market risk limit is given to each business unit’s chief executive, who in turn delegates this authority to the general managers in charge of each business line. In order to keep losses within a predetermined limit, we have established a stop-loss rule, which limits the amount of losses allowed from market activities.

We have a bank-wide Asset and Liability Management Committee that includes Deputy Presidents, directors and general managers responsible for strategic planning, market operations and domestic and overseas customer relations. This committee meets once a month to review and discuss our overall market risk profiles and asset and liability management policies from a management perspective, and conveys its conclusions to our business line managers for use in their daily operations. Our directors, business unit chief executives and the general managers responsible for market operations also hold weekly market-risk meetings to review and discuss our market risk profile and worldwide risk-taking activities.

The Corporate Risk Management Division uses a Market Risk Information System to perform market risk management. Under this system, the Corporate Risk Management Division reports daily to our senior management on our overall market risk profile as well as by risk factors, by business unit and by region. It also monitors compliance with the risk limits set by the Executive Committee and our stop-loss rules.

With respect to the operation of each business unit, we manage the risks relating to those of our assets and liabilities that expose us to risks such as interest rate risk and exchange rate risk by entering into various hedging transactions using marketable securities and derivatives, including futures, options and swaps. For a detailed discussion of the financial instruments employed as part of our risk management strategy, see note 24 to our consolidated financial statements.

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

In order to measure VaR, our Market Risk Information System primarily employs a historical simulation methodology with statistical data of 701 days’ observation period. This methodology has the advantage of reflecting the direct movements of risk factors, and enables us to capture market movements accurately. This in turn enables us to estimate non-linear option risks using historical scenario matrixes.

Due to some limitations inherent in the use of the historical simulation approach, including the pssibility that the market may move more intensively than during the past 701 days, we recognize the importance of appropriate stress tests and profit/loss simulations. Our Market Risk Information System also supplements our VaR based risk measurements by allowing us to analyze our market risk profile using backtesting, stress tests and profit/loss simulations based on hypothetical portfolios. These additional tests and simulations allow us to address some of the limitations of our VaR calculation methodologies.

The Market Risk Information System is located not only in the Tokyo Head Office but also in our major overseas offices, enabling them to conduct comprehensive risk management on a stand-alone basis and manage their market risks more effectively.

Capital Charges for Market Risk

The market risk regulations stipulated in the Basel Capital Accord, which were implemented in Japan by guidelines adopted by the Financial Services Agency, require us to include the effects of market risk in calculating capital adequacy ratios. We apply the “Internal Model Approach” to calculate our general market risks and the “Standardized Approach” to calculate our specific risks. In applying the Internal Model Approach, we are required to meet strict qualitative and quantitative requirements, which our Market Risk Information System has met as demonstrated by both internal and external examinations.

As defined in the market risk regulations, market risk is composed of interest rate and equity price risks held in trading activities, foreign exchange risk and commodity price risk. All references to VaR in the following illustrations and explanations are based on a model using the historical simulation methodology, unless otherwise noted.

Illustrations of Market Risks for the Fiscal Year Ended March 31, 2006

Trading activities.    The average daily VaR (holding period: ten days; confidence level: 99%) for our trading activities on a consolidated basis, for the pre-merger period between the first quarter and the third quarter for the fiscal year ended March 31, 2006, was ¥3.50 billion. During the forth quarter for the fiscal year ended March 31, 2006, the average daily VaR, on post-merger basis, was ¥2.44 billion, which represents a ¥1.02 billion decrease from the previous fiscal year’s average daily VaR of ¥3.46 billion. The main cause of this significant decrease was that Mitsubishi Securities, which was an important subsidiary, become a non-consolidated affiliate from July 1, 2005. For the same reason, VaR for both equity and commodity risk decreased to zero and VaI decreased sharply from July 1, 2005.

The overall VaR of ¥2.44 billion during the forth quarter in the fiscal year ended March 31, 2006 was mainly comprised of an interest rate risk of ¥2.08 billion followed by a foreign exchange rate risk of ¥0.96 billion. A simple summation of VaR by risk factor does not equate with the overall VaR, due to the diversification effect within the portfolio.

The VaR at the end of the fiscal year ended March 31, 2006 was ¥2.11 billion. From the first quarter through the third quarter, the maximum VaR was ¥13.08 billion and the minimum was ¥0.88 billion. Average daily VaI (holding period: ten days, confidence level: 99%) on a consolidated basis was ¥1.54 billion with a maximum of ¥5.04 billion and minimum of ¥0.03 billion. Conversely, during the forth quarter for the fiscal year ended March 31, 2006, the maximum VaR was ¥3.17 billion and the minimum was ¥1.97 billion. The average daily VaI was ¥0.11 billion, with a maximum of ¥0.16 billion and minimum of ¥0.09 billion.

VaR for Trading Activities (10 day—99%)

(April 2005—Dec 2005, BTM basis)

Risk category	Daily average	High	Low	December 30, 2005
	(in billions yen)
Interest rate	¥3.29	¥13.33	¥0.60	¥0.63
Japanese yen	2.71	12.12	0.13	0.25
US dollars	0.51	1.37	0.19	0.42
Foreign exchange rate	0.87	1.93	0.32	0.50
Equity	0.16	0.60	0.00	0.00
Commodity	0.03	0.17	0.00	0.00
Less Diversification effect	(0.85)	—	—	(0.25)

Overall Portfolio	¥3.50	¥13.08	¥0.88	¥0.88

Note: The high and low figure for each risk category occurred on different days.

VaR for Trading Activities (10 day—99%)

(January 2006—March 2006, BTMU basis)

Risk category	Daily average	High	Low	March 31, 2006	March 31, 2005
	(in billions yen)
Interest rate	¥2.08	¥3.01	¥1.51	¥1.97	¥6.79
Japanese yen	1.49	1.97	0.98	1.45	6.44
US dollars	0.59	1.44	0.23	0.76	0.75
Foreign exchange rate	0.96	1.29	0.46	0.81	0.40
Equity	0.00	0.00	0.00	0.00	0.51
Commodity	0.00	0.00	0.00	0.00	0.04
Less Diversification effect	(0.61)	—	—	(0.66)	(1.78)

Overall Portfolio	¥2.44	¥3.17	¥1.97	¥2.11	¥5.97

Note: VaR dated March 31 is on BTM basis.

The daily average VaR by quarter in the fiscal year ended March 31, 2006 was as follows:

Quarter	Daily average VaR
April—June 2005 (BTM)	¥7.52 billion
July—September 2005 (BTM)	¥1.55 billion
October—December 2005 (BTM)	¥1.49 billion
January—March 2006 (BTMU)	¥2.44 billion

In our market risk management, we evaluate whether our trading activities generate sufficient returns in relation to our overall market risk profile. Although market conditions were often volatile during the fiscal year ended March 31, 2006, our daily trading-related revenue was relatively stable during this period with positive trading-related revenue recorded for approximate 82.8% of total trading days, except Saturdays, Sundays, and January 1st. Furthermore, the amount of trading-related revenue per day remained within a stable range.

Non-trading activities.    VaR (holding period: ten days; confidence level: 99%) for our total non-trading activities as of March 31, 2006, excluding market risks related to strategic equity investments, measured using the same standard used for our trading activities, was ¥175.1 billion, which is ¥67.4 billion higher than that as of the fiscal year ended March 31, 2005 due to the increase in interest rate positions in both Japanese yen and US dollars caused by our integration.

The maximum VaR was ¥144.9 billion and the minimum VaR was ¥107.7 billion for our non-trading activities for the pre-merger period between the first quarter and the third quarter for the fiscal year ended March 31, 2006. Daily average VaI (holding period: ten days; confidence level: 99%) on a consolidated basis was ¥7.9 billion with a maximum of ¥10.0 billion and a minimum of ¥5.0 billion. Following the merger with UFJ Bank, during the forth quarter in the fiscal year ended March 31, 2006 the maximum VaR was ¥204.8 billion and the minimum VaR was ¥172.8 billion for our non-trading activities. Daily average VaI was ¥10.1 billion with a maximum of ¥11.3 billion and a minimum of ¥8.2 billion.

For our non-trading activities, most of the market risk stems from interest rate risk. (We do not include our strategic investments in equity in our non-trading activities. Risks related to these strategic investments are discussed below.) Interest rate average daily VaR by quarter in the fiscal year ended March 31, 2006 was as follows:

Quarter	Daily average VaR
April—June 2005 (BTM)	¥122.2 billion
July—September 2005 (BTM)	¥125.3 billion
October—December 2005 (BTM)	¥134.7 billion
January—March 2006 (BTMU)	¥182.7 billion

Compared to the fiscal year ended March 31, 2005 (former BTM basis), the percentage of interest rate risk for Japanese yen increased from 38.0% to 45.2%, while those for US dollar decreased slightly from 49.5% to 46.5% and those for euro decreased from 11.8% to 7.6%.

Backtesting.    We conduct backtesting to verify the reasonableness of VaR calculated through our internal models, comparing daily reported VaR with actual daily gains or losses (realized gains/losses plus increase/decrease in unrealized gains).

In the fiscal year ended March 31, 2006, actual gains/losses did not exceed VaR on any trading day. This means that our VaR model provided reasonably accurate measurements during the fiscal year ended March 31, 2006.

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

In addition, the Corporate Risk Management Division conducts stress testing by incorporating individual scenarios based on market conditions. It is possible to analyze our overall position from a variety of angles by incorporating scenarios for our front offices that actually conduct transactions into the Market Risk Information System. The adoption of this approach has further strengthened communication between our front offices and the Corporate Risk Management Division.

Risk Management of Strategic Equity Portfolio

We hold shares of various corporate clients for strategic purposes, in particular to maintain long-term relationships with these clients. These investments have the potential to increase business revenue and appreciate in value. At the same time, we are exposed to the risk of price fluctuation in the Japanese stock market.

In recent years, it has been a high priority for us to reduce our equity portfolio to limit the risks associated with holding a large equity portfolio, but also to comply with a regulatory framework that prohibits Japanese banks from holding an amount of shares in excess of their adjusted Tier I capital after September 2006. As of March 2004, we had reduced and have continued to maintain the amount of our equity holdings below our adjusted Tier I capital, enabling us to comply with the regulatory framework in advance of the deadline.

As part of our risk management activities, we analyze the price fluctuation risk of our equity portfolio using a simulation that estimates market risk by monitoring changes in the Tokyo Stock Price Index, or TOPIX. The TOPIX is a composite index of all common stocks listed on the First Section of the Tokyo Stock Exchange.

Our simulations indicated that each one point change in the TOPIX would have had an impact on the value of our equity portfolio of approximately ¥3.2 billion as of March 31, 2006 and approximately ¥2.2 billion as of March 31, 2005. These simulations analyze data for our entire equity portfolio. Therefore, it is important to note that the actual results may differ from our expectations because of the price fluctuations of individual holdings.

In addition, we monitor our equity portfolio closely and regularly evaluate the profitability of these strategic holdings based on our capital and overall returns from these investments.

Other Risk Management

Funding Liquidity Risk Management

Our financing capabilities are supported by a funding network based on the expansion of our domestic and overseas branches and customer base. We benefit from having one of the highest credit ratings among major Japanese banks. While we have established strong liquidity, we maintain liquidity risk countermeasures at all levels of our organization. These countermeasures include the oversight of yen and foreign currency risk, covering everything from daily management to emergency measures, as well as monthly reports to and deliberations within the Asset and Liability Management Committee. We manage all aspects of the daily funding mechanism. We also manage our funding sources using liquidity risk indices, such as liquidity gap, liquidity supplying products, such as commitment lines, and buffer assets.

In preparation for funding liquidity risk exposure, we have implemented contingency plans for each liquidity stage, such as “normal”, “concern”, and “crisis”, for yen and foreign currencies, to ensure that we can respond swiftly to sudden changes in the market, political or economic environments. To maintain proper checks and balances, the Corporate Risk Management Division also monitors liquidity risk and reports it independently to senior management.

Settlement Risk Management

Although risk is inherent in the fundamental banking function of settlement, banks generally have not been as aware of settlement risk as they have of other forms of risk because settlements have been the source of relatively few problems. By its nature, settlement risk is identical with credit risk, liquidity risk and operations risk, and corporate level control is necessary for these risks. We view our settlement business as a strategic area that highlights our creditworthiness, funding capabilities and networking strengths, and we are working on reinforcing the settlement risk management systems on which these depend.

Foreign exchange settlement risk arises primarily from the different time zones in which each part of an exchange is settled. The ongoing globalization and liberalization of the world’s financial markets have resulted in a dramatic increase in the volume of foreign exchange. We are strengthening our management of foreign exchange settlement risk by establishing a framework that encompasses such risks as credit risk. In September 2002, a special purpose bank, the Continuous Linked Settlement Bank, or CLS Bank, was launched. We have been one of the core financial institutions who have been deeply involved in the development of continuous linked settlement. Our participation in CLS Bank settlement has reduced our foreign exchange settlement risk.

Legal/Regulatory Risk Management

To control legal risks, our internal procedures explicitly state important laws and regulations to be observed in our operations. We also have a system to obtain the opinions of legal specialists as needed. The Legal Office manages our legal risk by studying and researching legal issues, formulating internal guidance, dealing with intellectual property-related issues, handling lawsuits and controlling and managing external lawyers.

Operations Risk Management

Operations risk is defined as the risk of incurring losses that might be caused by negligence of proper operational processing, or by incidents or misconduct by either officers or staffs. Operations Planning Division manages operations risk by having any operational incidents reported, analyzing causes, formulating and implementing proper preventive measures. We also maintain an operational incidents database which enables us to better evaluate and control operations risk through statistical analysis. Furthermore, we secure the accuracy of our operations by strengthening operations procedures, reducing manual operations by introducing straight-through processing and enhancing the skills and expertise of our staffs through continuous in-house training.

Information Security Risk Management

Information security risk is the risk of incurring tangible or intangible losses as a result of:

•	computer systems failure or malfunction impairing a bank’s ability to carry out its business and to provide customer services;

•	business operations being interrupted, or information being stolen, falsified or otherwise corrupted following unauthorized entry into a bank’s computer systems; or

•	information leakage due to any reason such as mishandling and malicious conduct.

To try to ensure that our systems operate reliably at all times, when developing information systems, we perform tests designed to prevent problems and have also implemented programs to rectify problems before they become more serious. In addition, we have established disaster response systems, prepared backups for all our infrastructural systems and run damage-limitation drills. The rapid development of information and communications technologies has brought a growing need for information protection. We attempt to prevent unauthorized entry to our systems and reduce information security risk by making our information management and security procedures more rigorous. The Information Security Management Committee meets semi-annually to discuss the management of information security risk.

Operational Risk Management

We define operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. This definition includes legal, strategic and reputational risk.

During fiscal year 1999, we introduced a framework of self-assessment to enable each business unit to identify and measure its own operational risk, and to plan and implement its own risk management measures. The Corporate Risk Management Division formulates the policy and standards for the framework. Under the framework, we define several operational risk categories and explore scenarios for each risk category, which would seriously affect our business and operations. Each business unit estimates the likely size and frequency of losses related to defined scenarios and scores its risk exposure for each risk category, based on the effectiveness of its risk management measures. The corporate center division that has overall responsibility for a risk category verifies the assessment conducted by each business unit, including risk scores for such risk category. The Internal Audit & Credit Examination Division also inspects the assessment conducted by each business unit and verified by the applicable corporate center offices. Our overall operational risk is quantified by multiplying the risk scores by the applicable yen amount.

To comply with the new Basel Capital Accord, which requires a bank to charge capital for its operational risk and enhance operational risk management, we have been collecting, classifying, and recording internal loss data since 2000.

Compliance

We consider compliance to be one of the most important considerations in conducting our business. As such, we regularly review our compliance systems and seek enhancements throughout our organization.

In February 1998, we established a compliance system to ensure that the importance given to compliance issues by our management is thoroughly propagated. Important compliance issues are discussed by the Compliance Committee, which undertakes hearings and deliberations once every three months concerning various issues, including those relating to our compliance system and its status worldwide. In the event of a significant violation of law, the Compliance Committee takes steps to rectify the matter and issues recommendations.

The Compliance & Legal Division acts as the secretariat for the Compliance Committee and administers compliance issues on a company-wide basis. It is responsible for maintaining and updating our compliance manual and other codes or rules determined by our corporate principles, our internal regulations and all applicable laws and regulations. All of our employees are made familiar with the manual through internal training programs.

We also consult with external experts, such as lawyers and accountants, on the comprehensiveness and effectiveness of our compliance system.

Effective January 1, 2006, we adopted the Ethical Framework and Code of Conduct of Mitsubishi UFJ Financial Group, Inc., as the guiding principles for our basic corporate and ethical values.

Compliance Systems at Divisions, Offices and Branches

We have appointed compliance officers/liaison officers to enhance compliance in every division, office and branch in and outside Japan. These officers hold training sessions in their own branches, implement quarterly checks on compliance using compliance checklists, and submit their reports to the Head Office compliance offices, including the Compliance & Legal Division. Implementation is ensured by later assessments conducted by the Internal Audit & Credit Examination Division. Each officer also draws up a practical compliance program to investigate compliance requirements, assess compliance risk and oversee compliance performance. The compliance program is also submitted to the Head Office compliance offices including the Compliance & Legal Division for monitoring. The compliance officers are also in charge of reporting individual compliance issues to and seeking advice from the Head Office compliance offices, including the Compliance & Legal Division.

Each division monitors changes in laws that affect its work, and checks documents to ensure that there are no conflicts with our role as a public institution or with our role in society. The Compliance & Legal Division seeks to ensure rigorous bank-wide compliance by responding to requests for legality checks of important matters affecting our management and by maintaining an ongoing dialogue with the divisions on individual issues.

All of our affiliates within Japan have their own compliance systems designed for their particular lines of business. For our overseas affiliates, except for those that comprise UnionBanCal Corporation, compliance is managed within our own compliance system.

Anti-Money Laundering and Terrorist Financing

We recognize that one of our important missions is to prevent the use of our operations for criminal purposes, including money laundering or terrorist financing. To prevent these and other illegal activities, we have implemented written policies and procedures containing internal controls and an operational process for identifying customers, preparing suspicious activity reports, and related employee training. These policies and procedures are implemented by an internal control system based on our compliance system.

Internal Audit

Our Internal Audit & Credit Examination Division engages in internal audits that contribute to maintaining the soundness of our business operations. It provides advice and recommendations on issues by independently examining and evaluating the appropriateness and effectiveness of our organization’s internal control systems, as well as our operational policies and procedures. Internal audits are performed in all business units, including both domestic and foreign branches, head offices and subsidiaries. The Internal Audit & Credit Examination Division is an independent group, and no limitation is placed upon it by other divisions or units.

After consideration of the types and degree of risks in the organization, as well as its management of such risks, the Internal Audit & Credit Examination Division formulates medium-term and fiscal year Audit Plans, which are approved by our board of directors on an annual basis.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications of the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

An evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report. In connection with that evaluation, our CEO and CFO considered the issues identified by our independent registered public accounting firm as more fully discussed below, and concluded that our disclosure controls and procedures were ineffective as of March 31, 2006, the end of our last fiscal year, solely for the reasons described below.

For purposes of our SEC reporting obligations, we prepare our US GAAP consolidated financial information by converting our statutory financial statements, which are prepared in accordance with Japanese GAAP, into US GAAP by recording adjusting entries, utilizing information collected within or outside of our organization. During the fiscal year ended March 31, 2006, we completed the business combination with the UFJ group. The business combination increased the complexity and volume of our business and resulted in significant changes in our organization. These changes have, in turn, made the US GAAP conversion processes more difficult and triggered more errors in the initial US GAAP adjusting journal entries for the fiscal year ended March 31, 2006 than in prior reporting periods, resulting in the aggregate amount of erroneous initial entries to reach a material level. Deloitte Touche Tohmatsu, our independent registered public accounting firm, reported to our Board of Corporate Auditors and management that they had identified errors in the initial US GAAP adjusting journal entries and concluded that those errors indicate material weaknesses in control activities, risk assessment, and monitoring activities in the US GAAP conversion processes. Management performed additional review procedures with respect to the US GAAP adjusting journal entries after Deloitte Touche Tohmatsu initially identified the errors, and reflected the results of such procedures in our consolidated financial statements prior to their inclusion in this Annual Report. In addition, we continued to conduct our follow-up inspection efforts until the timing of this filing so as to reduce errors in the adjusting journal entries. However, management assessed by itself the auditor’s findings in connection with the errors in the initial US GAAP adjusting journal entries and concluded that there were material weaknesses in our internal control over financial reporting with respect to the US GAAP conversion processes. We are in the process of adopting and implementing remedial measures designed to address these issues by allocating additional resources to, conducting further risk assessments for and increasing the level of review and oversight over, our US GAAP financial reporting. We expect to have the material remedial measures in place by March 2007 to address the issues identified by Deloitte Touche Tohmatsu.

Although Deloitte Touche Tohmatsu reported certain material weaknesses in our internal control over financial reporting under US GAAP, Deloitte Touche Tohmatsu has expressed an unqualified opinion in its report included in this Annual Report with respect to our consolidated financial statements as of March 31, 2005 and 2006 and for fiscal years ended March 31, 2004, 2005, and 2006.

During the period covered by this Annual Report, we have one notable change in internal controls that could materially affect, or is reasonably likely to materially affect, the internal controls. After the merger with the UFJ group, we expanded and applied our existing internal controls over financial reporting to those of UFJ group’s businesses and operations that were integrated in the merger. Some operations that are still in the integration process will continue to utilize two different operational flows with different internal controls until the completion of the full-scale systems integration currently expected in 2008.

Item 16A.	Audit Committee Financial Expert.

Our board of corporate auditors has determined that Mr. Tatsunori Imagawa, Mr. Tsutomu Takasuka and Mr. Yoshiharu Hayakawa are “audit committee financial experts” as defined in Item 16A of Form 20-F. Mr. Imagawa has served as General Manager of the New York Branch of the Mitsubishi Bank and General Manager of the Corporate Planning Division of the Bank of Tokyo-Mitsubishi, Ltd. He has also served as Deputy President of Mitsubishi UFJ Financial Group, Inc. In those roles, he supervised and coordinated the preparation of financial statements and various financial reports filed with U.S. governmental authorities. Mr. Takasuka has served as Corporate Auditor of the Bank of Tokyo-Mitsubishi, Ltd. since October 2004 and continued in that capacity after the merger that created Bank of Tokyo-Mitsubishi UFJ. He has spent most of his business career auditing Japanese corporations as a certified public accountant and has been a professor at Bunkyo Gakuin University since April 2004. Mr. Hayakawa served as Corporate Auditor of UFJ Holdings, Inc. from June 2002 and continued in that capacity after the merger that created Bank of Tokyo-Mitsubishi UFJ. He has spent most of his business career advising Japanese corporations as a certified public accountant.

Item 16B.	Code of Ethics.

We have adopted the Ethical Framework and Code of Conduct of Mitsubishi UFJ Financial Group, Inc. as the guiding principles for our basic corporate and ethical values. In addition, we have adopted compliance rules, a compliance manual and employee work rules. The Ethical Framework and Code of Conduct, as well as our compliance rules, compliance manual and employee work rules, applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions.

Our compliance rules set forth the necessity of adherence to the Ethical Framework and Code of Conduct by our directors, executive officers and employees. These rules also set forth the roles and responsibilities of our employees, compliance officers, Compliance & Legal Division and others in the event of a breach of the compliance rules.

Our compliance manual was created to identify, and to promote compliance by our directors, executive officers and employees with, the relevant laws and regulations in conjunction with the Ethical Framework and Code of Conduct, our compliance rules and our employee work rules. This manual also sets forth the procedures regarding the handling of conflicts of interest for our directors and the promotion of conduct that meets the Ethical Framework and Code of Conduct and our compliance rules for employees.

Our employee work rules set forth, among other things, the consequences of our employees’ noncompliance with the relevant laws and regulations.

A copy of the sections of the Ethical Framework and Code of Conduct, our compliance rules, our compliance manual and our employee work rules relating to the “code of ethics” (as defined in paragraph (b) of Item 16B. of Form 20-F) is attached as Exhibit 11 to this Annual Report. No amendments to those sections of the Ethical Framework and Code of Conduct, our compliance rules and our compliance manual have been made, and no waivers of the code of ethics, compliance rules and compliance manual have been granted to our principal executive officer, principal financial officer, principal accounting officer, directors and corporate auditors, during the fiscal year ended March 31, 2006.

Item 16C.	Principal Accountant Fees and Services.

Fees and Services of Deloitte Touche Tohmatsu

The aggregate fees billed by Deloitte Touche Tohmatsu, our independent auditor, for the fiscal years ended March 31, 2005 and 2006 are presented in the following table:

	2005	2006
	(in millions)
Audit fees	¥1,410	¥2,461
Audit-related fees	435	346
Tax fees	154	158
All other fees	111	312

Total	¥2,110	¥3,277

The description of our fees billed for each categories listed above is as follows:

Audit fees—Audit fees are primarily for annual audit of our financial statements, review of our semi-annual condensed financial statements, statutory audit of our financial statements and audits of our subsidiary financial statements. Audit fees for the fiscal year ended March 31, 2006 increased due to the expansion in our scale of business resulting from the merger with UFJ Bank.

Audit-related fees—Audit-related fees primarily include due diligence services, accounting consultations, agreed upon procedures on internal controls, employee benefit plan audits and advisory services relating to the implementation of Section 404 of the Sarbanes-Oxley Act.

Tax fees—Tax fees relate primarily to tax compliance, including assistance with preparation of tax return filings, tax advisory and tax planning services.

All other fees—All other fees primarily include agreed upon procedures related to advice on operational risk management, and to operational audits of our overseas branches.

Pre-Approval Policies and Procedures for Services by Deloitte Touche Tohmatsu

The board of corporate auditors of our holding company, Mitsubishi UFJ Financial Group, Inc., performs the pre-approval function required by applicable SEC rules and regulations. Effective May 1, 2003, the board of corporate auditors of Mitsubishi Tokyo Financial Group, Inc. has established pre-approval policies and procedures that we and our subsidiaries must follow before engaging Deloitte Touche Tohmatsu to perform audit and permitted non-audit services.

When we or any of our subsidiaries intends to engage Deloitte Touche Tohmatsu to perform audit and permitted non-audit services, it must make an application for pre-approval on either a periodic or case-by-case basis.

•	Periodic application is an application for pre-approval made each fiscal year for services that are expected to be provided by Deloitte Touche Tohmatsu during the next fiscal year.

•	Case-by-case application is an application for pre-approval made on a case-by-case basis for services to be provided by Deloitte Touche Tohmatsu that are not otherwise covered by the relevant periodic application.

Pre-approval is resolved in principle by the board of corporate auditors prior to engagement, although if necessary a full-time corporate auditor of us or Mitsubishi UFJ Financial Group, Inc., may consider any case-by-case application for pre-approval on behalf of the board of corporate auditors prior to the next scheduled board meeting. Such decisions made individually by a full-time corporate auditor are reported to and ratified by the board of corporate auditors as appropriate at the next scheduled board meeting.

For the fiscal year ended March 31, 2005, approximately 0.1% of total audit-related fees, 4.7% of total tax fees and 3.8% of total all other fees were approved by the board of corporate auditors of our holding company, Mitsubishi UFJ Financial Group, Inc., pursuant to Regulation S-X 2-01(c)(7)(ii)(c). For the fiscal year ended March 31, 2006, approximately 0.5% of total tax fees and 0.6% of total all other fees were approved by the board of corporate auditors of our holding company, Mitsubishi UFJ Financial Group, Inc., pursuant to Regulation S-X 2-01(c)(7)(ii)(c).

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The issuer has not made any purchases of shares during the fiscal year ended March 31, 2006.

PART III

Item 17.	Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this Annual Report.

Item 18.	Financial Statements.

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report.

Item 19.	Exhibits.

Exhibit	Description

1(a)	Articles of Incorporation of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended and restated on June 28, 2006. (English Translation)(1)

1(b)	Regulations on Corporate Meetings of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended on August 2, 2006. (English Translation)(1)

1(c)	Regulations of the Board of Directors of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended on June 28, 2006. (English Translation)(1)

1(d)	Regulations on the Handling of Shares of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended and restated on June 28, 2006. (English Translation)(1)

2	Indenture dated as of February 25, 2000 between The Bank of Tokyo-Mitsubishi, Ltd. and The Chase Manhattan Bank.(2)

4(a)	Integration Agreement, dated February 18, 2005, and the amendment thereto, dated April 20, 2005, among Mitsubishi Tokyo Financial Group, Inc., The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, Mitsubishi Securities Co., Ltd., UFJ Holdings, Inc., UFJ Bank Limited, UFJ Trust Bank Limited and UFJ Tsubasa Securities Co., Ltd. (English Translation) (3)

4(b)	Merger Agreement, dated April 20, 2005 (English Translation), and the amendment thereto, dated August 12, 2005 (English Summary), between The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited (3)

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of ethics of Mitsubishi UFJ Financial Group, Inc. and compliance rules, compliance manual and employee work rules of The Bank of Tokyo-Mitsubishi UFJ, Ltd. applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation of relevant sections)(1)

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).(1)

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).(1)

(1)	Filed herewith.
(2)	Incorporated by reference from the Annual Report on Form 20-F filed on August 17, 2001.
(3)	Incorporated by reference from the Annual Report on Form 20-F filed on August 25, 2005.

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

During the fiscal year ended March 31, 2003, the Bank of Japan changed its industry segment loan classification. Such change primarily includes the introduction of a new “Communication and information services” category. Due to the introduction of the new category, certain businesses previously included in “Manufacturing,” “Services” and “Other” industries were reclassified into “Communication and information services.” This change is expected to provide a more suitable and detailed description of the loan portfolio. In response to the change, we modified our loan reporting system. For comparative purposes, we provide the loan information by industry segment as of March 31, 2003, 2004, 2005 and 2006, including III. Loan Portfolio and IV. Summary of Loan Loss Experience, based on both the old and new industry segment classifications.

On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc., or MTFG, the parent company of The Bank of Tokyo-Mitsubishi, Ltd., or BTM, merged with UFJ Holdings, Inc., or UFJ Holdings, the parent company of UFJ Bank Limited, or UFJ Bank, with MTFG being the surviving entity. Upon consummation of the merger, MTFG changed its name to Mitsubishi UFJ Financial Group, Inc., or MUFG. The merger was accounted for under the purchase method of accounting, and the assets and liabilities of ex-UFJ Holdings and its subsidiaries were recorded at fair value as of October 1, 2005. Therefore, although the merger of BTM with UFJ Bank occurred and BTM changed its name to The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, on January 1, 2006, the results of operations of ex-UFJ Bank and its subsidiaries have been included in our consolidated financial statements since October 1, 2005. Numbers as of and for the fiscal years ended March 31, 2002, 2003, 2004 and 2005 reflect the financial position and results of ex-BTM and its subsidiaries, or the ex-BTM Group, only. Numbers as of March 31, 2006 reflect the financial position of BTMU and its subsidiaries, or the BTMU Group, while numbers for the fiscal year ended March 31, 2006 comprised the results of the ex-BTM Group for the six months ended September 30, 2005 and the results of the BTMU Group from October 1, 2005 to March 31, 2006. See note 2 to our consolidated financial statements for more information.

In the fiscal year ended March 31, 2006, the international correspondent banking operations of UnionBanCal Corporation, our U.S. subsidiary, were discontinued and certain figures in prior fiscal years were reclassified to discontinued operations to conform to the presentation for the fiscal year ended March 31, 2006.

I.    Distribution of Assets, Liabilities and Shareholder’s Equity; Interest Rates and Interest Differential

Average Balance Sheets, Interest and Average Rates

The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2004, 2005 and 2006. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of our operations.

	Fiscal years ended March 31,
	2004			2005			2006
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks:
Domestic	¥299,194	¥3,940	1.32%	¥310,461	¥5,863	1.89%	¥401,012	¥5,802	1.45%
Foreign	2,356,614	39,102	1.66	2,547,024	53,404	2.10	3,761,273	127,631	3.39

Total	2,655,808	43,042	1.62	2,857,485	59,267	2.07	4,162,285	133,433	3.21

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	2,718,805	3,327	0.12	3,267,947	3,948	0.12	2,502,530	10,120	0.40
Foreign	1,516,144	25,760	1.70	1,560,507	32,126	2.06	1,043,562	39,598	3.79

Total	4,234,949	29,087	0.69	4,828,454	36,074	0.75	3,546,092	49,718	1.40

Trading account assets:
Domestic	5,223,713	22,740	0.44	4,916,675	25,632	0.52	2,606,875	13,621	0.52
Foreign	541,584	5,275	0.97	666,692	5,043	0.76	1,363,448	8,706	0.64

Total	5,765,297	28,015	0.49	5,583,367	30,675	0.55	3,970,323	22,327	0.56

Investment securities(1):
Domestic	15,294,416	77,341	0.51	21,584,704	95,533	0.44	29,196,811	147,427	0.50
Foreign	4,175,301	132,227	3.17	4,905,831	157,414	3.21	7,024,077	270,808	3.86

Total	19,469,717	209,568	1.08	26,490,535	252,947	0.95	36,220,888	418,235	1.15

Loans(2):
Domestic	31,390,398	478,887	1.53	33,501,096	488,275	1.46	51,961,255	1,030,720	1.98
Foreign	8,878,080	327,701	3.69	8,959,546	327,269	3.65	12,162,516	594,876	4.89

Total	40,268,478	806,588	2.00	42,460,642	815,544	1.92	64,123,771	1,625,596	2.54

Total interest-earning assets:
Domestic	54,926,526	586,235	1.07	63,580,883	619,251	0.97	86,668,483	1,207,690	1.39
Foreign	17,467,723	530,065	3.03	18,639,600	575,256	3.09	25,354,876	1,041,619	4.11

Total	72,394,249	1,116,300	1.54	82,220,483	1,194,507	1.45	112,023,359	2,249,309	2.01

Non-interest-earning assets:
Cash and due from banks	4,053,123			4,427,110			7,314,265
Other non-interest-earning assets	7,707,946			6,329,606			14,310,978
Allowance for credit losses	(922,275)			(616,129)			(1,022,606)

Total non-interest-earning assets	10,838,794			10,140,587			20,602,637

Total assets from discontinued operations	241,291			223,797			209,137

Total assets	¥83,474,334			¥92,584,867			¥132,835,133

Notes:

(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Average balances on loans outstanding include all nonaccrual and restructured loans. See “III. Loan Portfolio.” The amortized portion of net loan origination fees (costs) is included in interest income on loans, representing an adjustment to the yields with insignificant impact.

	Fiscal years ended March 31,
	2004			2005			2006
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions, except percentages)
Liabilities and shareholder’s equity:
Interest-bearing liabilities:
Deposits:
Domestic	¥41,854,724	¥40,212	0.10%	¥42,666,880	¥50,353	0.12%	¥59,247,290	¥94,636	0.16%
Foreign	8,056,270	103,214	1.28	8,953,227	132,424	1.48	11,277,280	299,355	2.65

Total	49,910,994	143,426	0.29	51,620,107	182,777	0.35	70,524,570	393,991	0.56

Debentures—Domestic	498,518	4,035	0.81	68,296	351	0.51	—	—

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	5,433,533	10,852	0.20	6,911,932	26,424	0.38	6,546,589	87,197	1.33
Foreign	2,125,712	36,973	1.74	1,714,918	27,615	1.61	1,265,637	36,166	2.86

Total	7,559,245	47,825	0.63	8,626,850	54,039	0.63	7,812,226	123,363	1.58

Other short-term borrowings and trading account liabilities:
Domestic	3,575,821	26,097	0.73	9,116,401	29,158	0.32	10,203,590	11,733	0.11
Foreign	537,440	6,887	1.28	1,304,601	24,006	1.84	1,674,562	53,740	3.21

Total	4,113,261	32,984	0.80	10,421,002	53,164	0.51	11,878,152	65,473	0.55

Long-term debt:
Domestic	3,904,370	85,291	2.18	4,075,327	81,228	1.99	6,099,464	96,815	1.59
Foreign	1,040,102	23,983	2.31	821,413	16,539	2.01	1,759,528	49,120	2.79

Total	4,944,472	109,274	2.21	4,896,740	97,767	2.00	7,858,992	145,935	1.86

Total interest-bearing liabilities:
Domestic	55,266,966	166,487	0.30	62,838,836	187,514	0.30	82,096,933	290,381	0.35
Foreign	11,759,524	171,057	1.45	12,794,159	200,584	1.57	15,977,007	438,381	2.74

Total	67,026,490	337,544	0.50	75,632,995	388,098	0.51	98,073,940	728,762	0.74

Non-interest-bearing liabilities	13,855,210			13,970,553			29,122,962

Total liabilities from discontinued operations	193,818			212,059			153,217

Total shareholder’s equity	2,398,816			2,769,260			5,485,014

Total liabilities and shareholder’s equity	¥83,474,334			¥92,584,867			¥132,835,133

Net interest income and interest rate spread		¥778,756	1.04%		¥806,409	0.94%		¥1,520,547	1.27%

Net interest income as a percentage of total interest-earning assets			1.08%			0.98%			1.36%

The percentage of total average assets attributable to foreign activities was 26.2%, 23.7% and 21.9%, respectively, for the fiscal years ended March 31, 2004, 2005 and 2006.

The percentage of total average liabilities attributable to foreign activities was 26.8%, 24.5% and 22.4%, respectively, for the fiscal years ended March 31, 2004, 2005 and 2006.

Analysis of Net Interest Income

The following table shows changes in our net interest income between changes in volume and changes in rate for the fiscal year ended March 31, 2005 compared to the fiscal year ended March 31, 2004 and the fiscal year ended March 31, 2006 compared to the fiscal year ended March 31, 2005.

	Fiscal year ended March 31, 2004 versus fiscal year ended March 31, 2005			Fiscal year ended March 31, 2005 versus fiscal year ended March 31, 2006
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Volume(1)	Rate(1)	Net change	Volume(1)	Rate(1)	Net change
	(in millions)
Interest income:
Interest-earning deposits in other banks:
Domestic	¥154	¥1,769	¥1,923	¥1,310	¥(1,371)	¥(61)
Foreign	3,355	10,947	14,302	32,313	41,914	74,227

Total	3,509	12,716	16,225	33,623	40,543	74,166

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	663	(42)	621	(925)	7,097	6,172
Foreign	773	5,593	6,366	(10,642)	18,114	7,472

Total	1,436	5,551	6,987	(11,567)	25,211	13,644

Trading account assets:
Domestic	(1,337)	4,229	2,892	(12,042)	31	(12,011)
Foreign	946	(1,178)	(232)	4,449	(786)	3,663

Total	(391)	3,051	2,660	(7,593)	(755)	(8,348)

Investment securities(2):
Domestic	27,841	(9,649)	18,192	37,082	14,812	51,894
Foreign	23,419	1,768	25,187	77,308	36,086	113,394

Total	51,260	(7,881)	43,379	114,390	50,898	165,288

Loans:
Domestic	30,763	(21,375)	9,388	327,737	214,708	542,445
Foreign	2,976	(3,408)	(432)	137,354	130,253	267,607

Total	33,739	(24,783)	8,956	465,091	344,961	810,052

Total interest income:
Domestic	58,084	(25,068)	33,016	353,162	235,277	588,439
Foreign	31,469	13,722	45,191	240,782	225,581	466,363

Total	¥89,553	¥(11,346)	¥78,207	¥593,944	¥460,858	¥1,054,802

Notes:

(1)	Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

	Fiscal year ended March 31, 2004 versus fiscal year ended March 31, 2005			Fiscal year ended March 31, 2005 versus fiscal year ended March 31, 2006
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Volume(1)	Rate(1)	Net change	Volume(1)	Rate(1)	Net change
	(in millions)
Interest expense:
Deposits:
Domestic	¥794	¥9,347	¥10,141	¥23,189	¥21,094	¥44,283
Foreign	12,235	16,975	29,210	41,100	125,831	166,931

Total	13,029	26,322	39,351	64,289	146,925	211,214

Debentures—Domestic	(3,376)	(308)	(3,684)	(351)	—	(351)

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	3,572	12,000	15,572	(1,397)	62,170	60,773
Foreign	(7,012)	(2,346)	(9,358)	(7,235)	15,786	8,551

Total	(3,440)	9,654	6,214	(8,632)	77,956	69,324

Other short-term borrowings and trading account liabilities:
Domestic	17,721	(14,660)	3,061	1,250	(18,675)	(17,425)
Foreign	13,114	4,005	17,119	8,205	21,529	29,734

Total	30,835	(10,655)	20,180	9,455	2,854	12,309

Long-term debt:
Domestic	3,407	(7,470)	(4,063)	32,129	(16,542)	15,587
Foreign	(4,817)	(2,627)	(7,444)	24,343	8,238	32,581

Total	(1,410)	(10,097)	(11,507)	56,472	(8,304)	48,168

Total interest expense:
Domestic	22,118	(1,091)	21,027	54,820	48,047	102,867
Foreign	13,520	16,007	29,527	66,413	171,384	237,797

Total	¥35,638	¥14,916	¥50,554	¥121,233	¥219,431	¥340,664

Net interest income:
Domestic	¥35,966	¥(23,977)	¥11,989	¥298,342	¥187,230	¥485,572
Foreign	17,949	(2,285)	15,664	174,369	54,197	228,566

Total	¥53,915	¥(26,262)	¥27,653	¥472,711	¥241,427	¥714,138

Note:

(1)	Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

II.    Investment Portfolio

The following table shows information as to the value of our investment securities available for sale and being held to maturity at March 31, 2004, 2005 and 2006:

	At March 31,
	2004			2005			2006
	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)
	(in millions)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥12,598,651	¥12,607,046	¥8,395	¥11,936,826	¥11,970,301	¥33,475	¥21,922,264	¥21,922,541	¥277
Corporate bonds	1,027,342	1,028,679	1,337	1,362,737	1,368,002	5,265	4,230,272	4,259,825	29,553
Marketable equity securities	1,628,489	2,933,095	1,304,606	1,694,345	2,971,151	1,276,806	3,528,185	6,377,443	2,849,258
Other securities	253,683	256,205	2,522	196,257	198,183	1,926	291,950	292,219	269

Total domestic	15,508,165	16,825,025	1,316,860	15,190,165	16,507,637	1,317,472	29,972,671	32,852,028	2,879,357

Foreign:
U.S. Treasury and other U.S. government agencies bonds	896,136	900,256	4,120	767,042	755,285	(11,757)	933,613	937,624	4,011
Other governments and official institutions bonds	527,419	523,739	(3,680)	736,919	742,612	5,693	815,152	826,940	11,788
Mortgage-backed securities	1,148,711	1,145,084	(3,627)	2,098,254	2,103,205	4,951	2,539,850	2,604,677	64,827
Other securities	873,011	891,918	18,907	1,345,967	1,382,831	36,864	2,346,977	2,464,182	117,205

Total foreign	3,445,277	3,460,997	15,720	4,948,182	4,983,933	35,751	6,635,592	6,833,423	197,831

Total	¥18,953,442	¥20,286,022	¥1,332,580	¥20,138,347	¥21,491,570	¥1,353,223	¥36,608,263	¥39,685,451	¥3,077,188

Securities being held to maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥996,398	¥996,785	¥387	¥1,997,336	¥2,013,677	¥16,341	¥2,052,541	¥2,037,805	¥(14,736)
Corporate bonds	997	997	—	997	997	—	997	997	—
Other securities	—	—	—	—	—	—	263	260	(3)

Total domestic	997,395	997,782	387	1,998,333	2,014,674	16,341	2,053,801	2,039,062	(14,739)

Foreign:
U.S. Treasury and other U.S. government agencies bonds	5,584	5,584	—	5,254	5,417	163	5,160	5,482	322
Other governments and official institutions bonds	12,528	12,608	80	9,846	9,957	111	5,079	4,992	(87)
Other securities	36,686	36,688	2	34,508	34,584	76	52,606	52,602	(4)

Total foreign	54,798	54,880	82	49,608	49,958	350	62,845	63,076	231

Total	¥1,052,193	¥1,052,662	¥469	¥2,047,941	¥2,064,632	¥16,691	¥2,116,646	¥2,102,138	¥(14,508)

Nonmarketable equity securities presented in Other investment securities in the consolidated financial statements were primarily carried at costs of ¥160,343 million, ¥275,316 million and ¥721,237 million, at March 31, 2004, 2005 and 2006, respectively. The corresponding estimated fair values at those dates were not readily determinable. Investment securities held by certain subsidiaries subject to specialized industry accounting principles in AICPA Guides presented in Other investment securities were carried at fair value of ¥6,248 million at March 31, 2006.

The following table presents the book values, maturities and weighted average yields of investment securities available for sale and being held to maturity, excluding equity securities, at March 31, 2006. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

	Maturities within one year		Maturities after one year but within five years		Maturities after five years but within ten years		Maturities after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥10,893,980	0.04%	¥8,504,891	0.63%	¥925,430	0.79%	¥1,598,240	1.11%	¥21,922,541	0.38%
Corporate bonds	460,721	0.71	2,867,681	0.64	900,342	0.63	31,081	0.95	4,259,825	0.65
Other securities	59,389	1.78	124,770	1.58	84,296	1.42	23,764	0.79	292,219	1.51

Total domestic	11,414,090	0.08	11,497,342	0.64	1,910,068	0.74	1,653,085	1.10	26,474,585	0.43

Foreign:
U.S. Treasury and other U.S. government agencies bonds	58,015	3.50	577,906	3.97	299,827	4.38	1,876	9.06	937,624	4.08
Other governments and official institutions bonds	213,726	2.71	317,779	3.83	231,045	4.03	64,390	4.21	826,940	3.63
Mortgage-backed securities	3,644	4.23	3,719	4.17	175,677	4.30	2,421,637	5.22	2,604,677	5.15
Other securities	65,347	2.87	650,748	3.07	363,587	4.30	1,052,064	4.92	2,131,746	4.19

Total foreign	340,732	2.89	1,550,152	3.57	1,070,136	4.27	3,539,967	5.11	6,500,987	4.49

Total	¥11,754,822	0.16%	¥13,047,494	1.00%	¥2,980,204	2.02%	¥5,193,052	3.85%	¥32,975,572	1.24%

Securities being held to maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥—	—%	¥1,998,363	0.51%	¥9,833	1.27%	¥44,345	1.01%	¥2,052,541	0.52%
Corporate bonds	—	—	—	—	—	—	997	1.60	997	1.60
Other securities	—	—	263	3.42	—	—	—	—	263	3.42

Total domestic	—	—	1,998,626	0.51	9,833	1.27	45,342	1.03	2,053,801	0.52

Foreign:
U.S. Treasury and other U.S. government agencies bonds	735	5.58	—	—	—	—	4,425	6.67	5,160	6.51
Other governments and official institutions bonds	669	4.19	3,625	3.75	785	3.06	—	—	5,079	3.70
Other securities	7,865	2.56	24,765	4.96	19,976	1.80	—	—	52,606	3.40

Total foreign	9,269	2.91	28,390	4.81	20,761	1.84	4,425	6.67	62,845	3.68

Total	¥9,269	2.91%	¥2,027,016	0.57%	¥30,594	1.66%	¥49,767	1.53%	¥2,116,646	0.62%

Excluding U.S. Treasury and other U.S. government agencies bonds and Japanese national government bonds, the following table sets forth the securities of individual issuers held in our investment securities portfolio which exceeded 10% of our consolidated total shareholder’s equity at March 31, 2006.

	Amortized cost	Estimated fair value
	(in millions)
Mortgage-backed securities issued by U.S. Federal National Mortgage Association	¥1,670,196	¥1,719,687

III.    Loan Portfolio

The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and type of industry of borrower at March 31 of each of the five fiscal years ended March 31, 2006. Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes and is not necessarily based on use of proceeds:

	At March 31,
	2002	2003		2004			2005			2006
	Old classification	Old classification	New classification	Old classification	New classification		Old classification	New classification		Old classification	New classification
	(in millions)
Domestic:
Manufacturing	¥5,081,824	¥4,791,882	¥4,714,708	¥4,758,303	¥4,692,433		¥5,339,934	¥5,280,555		¥9,818,014	¥9,400,652
Construction	1,225,068	995,918	995,918	832,758	832,758		815,051	815,051		1,801,855	1,801,855
Real estate	3,618,859	3,245,721	3,245,721	3,515,717	3,515,717		4,156,975	4,156,975		7,086,430	7,086,430
Services	3,597,009	4,302,974	4,249,086	3,898,336	3,661,758		3,202,252	2,965,772		5,362,407	5,314,968
Wholesale and retail	5,142,845	4,880,193	4,723,010	4,445,790	4,311,980		4,655,134	4,527,379		9,036,460	8,688,851
Banks and other financial institutions(1)	2,098,870	1,705,185	1,705,185	1,676,785	1,676,785		2,364,504	2,364,504		4,597,245	4,597,245
Communication and information services	—	—	1,264,713	—	650,983		—	605,910		—	1,026,113
Other industries	2,781,122	3,621,445	2,644,977	4,965,300	4,750,575		5,526,883	5,344,587		10,566,422	10,352,719
Consumer	6,790,123	7,089,429	7,089,429	7,562,590	7,562,590	(3)	7,662,809	7,662,809	(3)	22,356,140	22,356,140	(3)

Total domestic	30,335,720	30,632,747	30,632,747	31,655,579	31,655,579		33,723,542	33,723,542		70,624,973	70,624,973

Foreign:
Governments and official institutions	308,574	227,685	227,685	178,402	178,402		209,060	209,060		322,051	322,051
Banks and other financial institutions(1)	493,800	777,697	777,697	904,841	904,841		780,666	780,666		1,089,209	1,089,209
Commercial and industrial	9,134,039	7,954,366	7,954,366	6,896,511	6,896,511		8,388,167	8,388,167		13,228,252	13,228,252
Other	642,914	263,633	263,633	154,667	154,667		169,414	169,414		558,362	558,362

Total foreign	10,579,327	9,223,381	9,223,381	8,134,421	8,134,421		9,547,307	9,547,307		15,197,874	15,197,874

Total	40,915,047	39,856,128	39,856,128	39,790,000	39,790,000		43,270,849	43,270,849		85,822,847	85,822,847
Unearned income, unamortized premiums—net and deferred loan fees—net	(41,477)	(40,324)	(40,324)	(27,096)	(27,096)		(16,893)	(16,893)		13,426	13,426

Total(2)	¥40,873,570	¥39,815,804	¥39,815,804	¥39,762,904	¥39,762,904		¥43,253,956	¥43,253,956		¥85,836,273	¥85,836,273

Notes:

(1)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥3,178 million, ¥3,360 million, ¥9,960 million, ¥33,246 million and ¥41,682 million at March 31, 2002, 2003, 2004, 2005 and 2006, respectively.
(3)	Domestic loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, ex-BTM’s credit administration system was upgraded and became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business. This breakdown at March 31, 2004, 2005 and 2006 is presented below in accordance with the new classification:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥28,229	¥19,283	¥738,377	¥230,730	¥52,253	¥1,200	¥4,121	¥10,620	¥1,084,813
March 31, 2005	¥23,023	¥16,157	¥542,969	¥193,417	¥39,806	¥1,126	¥3,681	¥7,782	¥827,961
March 31, 2006	¥17,212	¥13,925	¥425,929	¥160,805	¥30,937	¥947	¥2,968	¥6,257	¥658,980

Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal year-end dates.

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the maturities of our loan portfolio at March 31, 2006:

Old Classification

	Maturity
	One year or less	One to five years	Over five years	Total
	(in millions)
Domestic:
Manufacturing	¥6,942,871	¥2,573,762	¥301,381	¥9,818,014
Construction	1,094,105	588,383	119,367	1,801,855
Real estate	2,357,387	2,639,138	2,089,905	7,086,430
Services	2,508,927	2,143,930	709,550	5,362,407
Wholesale and retail	6,174,061	2,553,829	308,570	9,036,460
Banks and other financial institutions	2,511,241	1,636,102	449,902	4,597,245
Other industries	7,737,133	2,036,658	792,631	10,566,422
Consumer	2,286,727	4,810,419	15,258,994	22,356,140

Total domestic	31,612,452	18,982,221	20,030,300	70,624,973
Foreign	7,636,270	4,379,235	3,182,369	15,197,874

Total	¥39,248,722	¥23,361,456	¥23,212,669	¥85,822,847

New Classification

	Maturity
	One year or less	One to five years	Over five years	Total
	(in millions)
Domestic:
Manufacturing	¥6,686,866	¥2,428,599	¥285,187	¥9,400,652
Construction	1,094,105	588,383	119,367	1,801,855
Real estate	2,357,387	2,639,138	2,089,905	7,086,430
Services	2,404,097	2,188,306	722,565	5,314,968
Wholesale and retail	6,007,102	2,400,301	281,448	8,688,851
Banks and other financial institutions	2,511,241	1,636,102	449,902	4,597,245
Communication and information services	679,418	312,833	33,862	1,026,113
Other industries	7,585,509	1,978,140	789,070	10,352,719
Consumer	2,286,727	4,810,419	15,258,994	22,356,140

Total domestic	31,612,452	18,982,221	20,030,300	70,624,973
Foreign	7,636,270	4,379,235	3,182,369	15,197,874

Total	¥39,248,722	¥23,361,456	¥23,212,669	¥85,822,847

The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2006 are shown below.

	Domestic	Foreign	Total
	(in millions)
Predetermined rate	¥17,923,302	¥2,767,963	¥20,691,265
Floating or adjustable rate	21,089,219	4,793,641	25,882,860

Total	¥39,012,521	¥7,561,604	¥46,574,125

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

The following table shows the distribution of our nonaccrual loans, restructured loans and accruing loans which are contractually past due 90 days or more as to principal or interest payments at March 31 of each of the five fiscal years ended March 31, 2006, based on the domicile and type of industry of the borrowers:

	At March 31,
	2002	2003		2004			2005			2006
	Old classification	Old classification	New classification	Old classification	New classification		Old classification	New classification		Old classification	New classification
	(in millions)
Nonaccrual loans:
Domestic:
Manufacturing	¥115,383	¥74,609	¥73,635	¥99,069	¥98,856		¥77,999	¥77,768		¥106,145	¥104,892
Construction	142,867	62,951	62,951	42,619	42,619		38,755	38,755		35,367	35,367
Real estate	511,435	198,792	198,792	125,405	125,405		92,623	92,623		149,423	149,423
Services	149,517	63,765	65,506	34,648	39,514		96,278	94,517		51,598	51,136
Wholesale and retail	223,786	209,645	195,423	93,637	84,095		83,564	74,435		135,199	124,534
Banks and other financial institutions	46,115	15,016	15,016	15,789	15,789		4,346	4,346		15,777	15,777
Communication and information services	—	—	13,863	—	5,128		—	11,379		—	12,788
Other industries	27,250	31,346	30,938	14,744	14,505		13,537	13,279		24,209	23,801
Consumer	157,241	147,110	147,110	137,690	137,690	(2)	115,811	115,811	(2)	345,339	345,339	(2)

Total domestic	1,373,594	803,234	803,234	563,601	563,601		522,913	522,913		863,057	863,057

Foreign:
Governments and official institutions	3,341	1,734	1,734	877	877		455	455		38	38
Banks and other financial institutions	8,393	7,694	7,694	84,623	84,623		45,091	45,091		33,214	33,214
Commercial and industrial	220,166	251,110	251,110	127,333	127,333		52,942	52,942		29,217	29,217
Other	1,871	5,350	5,350	13,942	13,942		8,252	8,252		96	96

Total foreign	233,771	265,888	265,888	226,775	226,775		106,740	106,740		62,565	62,565

Total	¥1,607,365	¥1,069,122	¥1,069,122	¥790,376	¥790,376		¥629,653	¥629,653		¥925,622	¥925,622

Restructured loans:
Domestic	¥1,522,078	¥945,261	¥945,261	¥381,063	¥381,063		¥343,557	¥343,557		¥829,747	¥829,747
Foreign	97,052	83,193	83,193	45,739	45,739		21,729	21,729		74,142	74,142

Total	¥1,619,130	¥1,028,454	¥1,028,454	¥426,802	¥426,802		¥365,286	¥365,286		¥903,889	¥903,889

Accruing loans contractually past due 90 days or more:
Domestic	¥15,023	¥15,212	¥15,212	¥11,092	¥11,092		¥9,232	¥9,232		¥20,269	¥20,269
Foreign	2,763	2,866	2,866	887	887		878	878		1,112	1,112

Total	¥17,786	¥18,078	¥18,078	¥11,979	¥11,979		¥10,110	¥10,110		¥21,381	¥21,381

Total	¥3,244,281	¥2,115,654	¥2,115,654	¥1,229,157	¥1,229,157		¥1,005,049	¥1,005,049		¥1,850,892	¥1,850,892

Notes:

(1)	The above table does not include real estate acquired in full or partial satisfaction of debt and certain assets under the management of the Cooperative Credit Purchasing Company which are recorded at estimated fair value less estimated cost to sell.
(2)	Domestic nonaccrual loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, ex-BTM’s credit administration system was upgraded and became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business. This breakdown at March 31, 2004, 2005 and 2006 is presented below in accordance with the new classification:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥1,566	¥877	¥52,271	¥14,203	¥5,765	¥21	¥264	¥—	¥74,967
March 31, 2005	¥1,345	¥986	¥43,334	¥13,692	¥3,185	¥18	¥219	¥378	¥63,157
March 31, 2006	¥1,132	¥771	¥27,870	¥9,654	¥1,614	¥16	¥240	¥304	¥41,601

Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal year-end dates.

Gross interest income which would have been accrued at the original terms on domestic nonaccrual and restructured loans outstanding during the fiscal year ended March 31, 2006 was approximately ¥58.7 billion, of which ¥37.0 billion was included in the results of operations for the fiscal year. Gross interest income which would have been accrued at the original terms on foreign nonaccrual and restructured loans outstanding for the fiscal year ended March 31, 2006 was approximately ¥6.8 billion, of which ¥5.9 billion was included in the results of operations for the fiscal year.

Foreign Loans Outstanding

We had no cross-border outstandings to borrowers in any foreign country in which total exceeded 0.75% of consolidated total assets at March 31, 2004, 2005 and 2006. Cross-border outstandings are defined, for this purpose, as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Material local currency loans outstanding which are neither hedged nor funded by local currency borrowings are included in cross-border outstandings.

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

The following table represents our cross-border outstandings and unused commitments at March 31, 2005 and 2006, to certain East Asian countries:

	At March 31,
	2005		2006
	Cross-border outstandings	Unused commitments	Cross-border outstandings	Unused commitments
	(in billions)
Hong Kong	¥325.4	¥—	¥517.0	¥105.8
People’s Republic of China	277.4	—	502.8	5.3
Singapore	271.9	—	430.8	37.4
Thailand	224.1	1.0	273.0	7.5
South Korea	221.3	4.8	256.7	5.2
Malaysia	88.1	—	180.7	0.4
Indonesia	29.1	—	123.5	2.7
Philippines	42.4	—	51.0	0.5

Exposure to Latin America

Similar to the economies in East Asia, economic growth together with instability has been observed in the Latin American region. The following is a summary of cross-border outstandings to counterparties in major Latin American countries at March 31, 2005 and 2006:

	At March 31,
	2005	2006
	(in billions)
Brazil	¥71.5	¥136.9
Mexico	46.4	88.6
Argentina	0.9	0.8

Loan Concentrations

At March 31, 2006, there were no concentrations of loans to a single industry group of borrowers, as defined by the Bank of Japan industry segment loan classifications, which exceeded 10% of our consolidated total loans, except for loans in a category disclosed in the table of loans outstanding above.

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

IV.    Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by type of borrowers’ business for each of the five fiscal years ended March 31, 2006:

	Fiscal years ended March 31,
	2002	2003		2004		2005		2006
	Old classification	Old classification	New classification	Old classification	New classification	Old classification	New classification	Old classification	New classification
	(in millions, except percentages)
Allowance for credit losses at beginning of fiscal year	¥1,385,010	¥1,341,608	¥1,341,608	¥1,058,633	¥1,058,633	¥649,339	¥649,339	¥567,651	¥567,651
Additions resulting from the merger with UFJ Bank(1)	—	—	—	—	—	—	—	279,158	279,158
Provision (credit) for credit losses	467,551	287,282	287,282	(142,617)	(142,617)	123,945	123,945	163,416	163,416
Charge-offs:
Domestic:
Manufacturing	45,226	65,823	65,671	17,224	17,142	67,922	67,917	7,250	6,953
Construction	24,063	48,559	48,559	31,226	31,226	6,729	6,729	5,999	5,999
Real estate	112,757	181,203	181,203	46,975	46,975	33,322	33,322	13,461	13,461
Services	35,349	40,599	45,946	13,646	14,274	7,711	7,646	18,965	18,823
Wholesale and retail	80,622	105,952	98,106	42,115	39,387	26,249	25,185	16,547	14,446
Banks and other financial institutions	60,333	18,945	18,945	1,123	1,123	8,920	8,920	701	701
Communication and information services	—	—	4,865	—	2,256	—	1,265	—	2,621
Other industries	5,236	24,781	22,567	5,978	5,904	4,636	4,505	2,724	2,643
Consumer	43,059	38,042	38,042	48,620	48,620 (3)	26,044	26,044 (3)	51,076	51,076	(3)

Total domestic	406,645	523,904	523,904	206,907	206,907	181,533	181,533	116,723	116,723
Total foreign	107,344	116,218	116,218	70,558	70,558	51,772	51,772	10,402	10,402

Total	513,989	640,122	640,122	277,465	277,465	233,305	233,305	127,125	127,125

Recoveries:
Domestic	30,865	49,074	49,074	11,337	11,337	14,284	14,284	3,179	3,179
Foreign	17,340	17,574	17,574	18,699	18,699	9,575	9,575	16,190	16,190

Total	48,205	66,648	66,648	30,036	30,036	23,859	23,859	19,369	19,369

Net charge-offs	465,784	573,474	573,474	247,429	247,429	209,446	209,446	107,756	107,756
Others(2)	12,333	3,217	3,217	(19,248)	(19,248)	3,813	3,813	10,528	10,528
The deconsolidation of Nippon Trust Bank	(57,502)	—	—	—	—	—	—	—	—

Allowance for credit losses at end of fiscal year	¥1,341,608	¥1,058,633	¥1,058,633	¥649,339	¥649,339	¥567,651	¥567,651	¥912,997	¥912,997

Allowance for credit losses applicable to foreign activities:
Balance at beginning of fiscal year	¥198,820	¥224,830	¥224,830	¥226,612	¥226,612	¥194,707	¥194,707	¥86,481	¥86,481

Balance at end of fiscal year	¥224,830	¥226,612	¥226,612	¥194,707	¥194,707	¥86,481	¥86,481	¥117,984	¥117,984

Provision (credit) for credit losses	¥111,502	¥112,761	¥112,761	¥32,049	¥32,049	¥(68,853)	¥(68,853)	¥607	¥607

Ratio of net charge-offs during the fiscal year to average loans outstanding during the fiscal year	1.19%	1.42%	1.42%	0.61%	0.61%	0.49%	0.49%	0.17%	0.17%

Notes:

(1)	Additions resulting from the merger with UFJ Bank represent the valuation allowance for acquired loans outside the scope of SOP 03-3. The allowance for credit losses on loans within the scope of SOP 03-3 was not carried over.
(2)	Others primarily include foreign exchange translation and discontinued operations adjustments.

(3)	Charge-offs of domestic loans within the “consumer” category in the above table include charge-offs of loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, ex-BTM’s credit administration system was upgraded and became able to present a precise breakdown of charge-offs of such consumer loans by the type of proprietor business. This breakdown for the fiscal years ended March 31, 2004, 2005 and 2006 is presented below in accordance with the new classification:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥39	¥—	¥9,481	¥2,270	¥486	¥—	¥—	¥108	¥12,384
March 31, 2005	¥—	¥—	¥450	¥137	¥—	¥—	¥—	¥64	¥651
March 31, 2006	¥19	¥—	¥1,835	¥295	¥388	¥—	¥—	¥—	¥2,537

Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal years.

The following table shows an allocation of our allowance for credit losses at March 31 of each of the five fiscal years ended March 31, 2006:

	At March 31,
	2002		2003				2004
	Old Classification		Old Classification		New Classification		Old Classification		New Classification
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions, except percentages)

Domestic:

Manufacturing	¥138,706	12.42%	¥112,713	12.02%	¥111,089	11.83%	¥72,977	11.96%	¥72,552	11.79%

Construction	106,573	2.99	54,497	2.50	54,497	2.50	15,174	2.09	15,174	2.09

Real estate	367,315	8.84	181,780	8.14	181,780	8.14	90,667	8.84	90,667	8.84

Services	124,118	8.79	96,428	10.80	100,968	10.66	41,518	9.80	44,737	9.20

Wholesale and retail	198,223	12.57	173,787	12.24	163,546	11.85	83,000	11.17	75,961	10.84

Banks and other financial institutions	36,940	5.13	37,648	4.28	37,648	4.28	19,301	4.21	19,301	4.21

Communication and information services	—	—	—	—	18,331	3.17	—	—	5,927	1.64

Other industries	37,132	6.80	57,299	9.09	46,293	6.64	31,900	12.48	30,218	11.94

Consumer	85,141	16.60	94,559	17.79	94,559	17.79	81,567	19.01	81,567 (1)	19.01

Foreign:

Governments and official institutions	32,925	0.75	2,227	0.57	2,227	0.57	1,122	0.45	1,122	0.45

Banks and other financial institutions	6,668	1.21	5,275	1.95	5,275	1.95	58,198	2.27	58,198	2.27

Commercial and industrial	176,265	22.32	202,642	19.96	202,642	19.96	128,997	17.33	128,997	17.33

Other	8,972	1.58	16,468	0.66	16,468	0.66	6,390	0.39	6,390	0.39

Unallocated	22,630	—	23,310	—	23,310	—	18,528	—	18,528	—

Total	¥1,341,608	100.00%	¥1,058,633	100.00%	¥1,058,633	100.00%	¥649,339	100.00%	¥649,339	100.00%

Allowance as a percentage of loans	3.28%		2.66%		2.66%		1.63%		1.63%

Allowance as a percentage of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	41.35%		50.04%		50.04%		52.83%		52.83%

	At March 31,
	2005				2006
	Old Classification		New Classification		Old Classification		New Classification
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions, except percentages)
Domestic:

Manufacturing	¥63,772	12.34%	¥63,417	12.20%	¥115,179	11.43%	¥111,560	10.95%

Construction	35,179	1.88	35,179	1.88	24,451	2.10	24,451	2.10

Real estate	74,019	9.61	74,019	9.61	89,133	8.26	89,133	8.26

Services	91,153	7.40	85,939	6.85	67,113	6.25	64,438	6.19

Wholesale and retail	80,333	10.76	74,710	10.46	120,531	10.53	113,889	10.12

Banks and other financial institutions	16,473	5.46	16,473	5.46	47,095	5.36	47,095	5.36

Communication and information services	—	—	12,348	1.40	—	—	14,939	1.20

Other industries	35,361	12.77	34,205	12.36	99,110	12.31	97,107	12.06

Consumer	76,263	17.71	76,263 (1)	17.71	224,723	26.05	224,723 (1)	26.05

Foreign:

Governments and official institutions	170	0.48	170	0.48	1,204	0.38	1,204	0.38

Banks and other financial institutions	8,502	1.80	8,502	1.80	11,975	1.27	11,975	1.27

Commercial and industrial	69,212	19.39	69,212	19.39	101,497	15.41	101,497	15.41

Other	8,597	0.40	8,597	0.40	3,308	0.65	3,308	0.65

Unallocated	8,617	—	8,617	—	7,678	—	7,678	—

Total	¥567,651	100.00%	¥567,651	100.00%	¥912,997	100.00%	¥912,997	100.00%

Allowance as a percentage of loans	1.31%		1.31%		1.06%		1.06%

Allowance as a percentage of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	56.48%		56.48%		49.33%		49.33%

Note:

(1)	The credit loss allowance for domestic loans within the “consumer” category in the above table include the credit loss allowance for loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, ex-BTM’s credit administration system was upgraded and became able to present a precise breakdown of the balance of the credit loss allowance for such consumer loans by the type of proprietor business. This breakdown at March 31, 2004, 2005 and 2006 is presented below in accordance with the new classification:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥292	¥196	¥7,671	¥2,371	¥554	¥13	¥42	¥104	¥11,243
March 31, 2005	¥211	¥146	¥4,962	¥1,769	¥363	¥12	¥35	¥70	¥7,568
March 31, 2006	¥79	¥60	¥1,893	¥715	¥139	¥7	¥13	¥26	¥2,932

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

V.    Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2004, 2005 and 2006:

	Fiscal years ended March 31,
	2004		2005		2006
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥4,446,701	—%	¥4,764,551	—%	¥13,055,227	—%
Interest-bearing demand deposits	22,332,657	0.02	23,745,558	0.02	31,264,971	0.04
Deposits at notice	1,579,007	0.64	1,251,744	0.78	1,488,552	1.39
Time deposits	16,104,461	0.16	16,127,396	0.22	23,776,597	0.26
Certificates of deposit	1,838,599	0.01	1,542,182	0.02	2,717,170	0.02
Foreign offices, principally from banks located in foreign countries:
Non-interest-bearing demand deposits	2,266,542	—	2,610,129	—	2,844,727	—
Interest-bearing deposits, principally time deposits and certificates of deposit	8,056,270	1.28	8,953,227	1.48	11,277,280	2.65

Total	¥56,624,237		¥58,994,787		¥86,424,524

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2004, 2005 and 2006 were ¥944,520 million, ¥703,742 million and ¥633,482 million, respectively.

At March 31, 2006, the balance and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$85 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2006) or more and total foreign deposits issued in amounts of US$100,000 or more are shown in the following table.

	Time deposits	Certificates of deposit	Total
	(in millions)
Domestic offices:
Three months or less	¥6,316,931	¥3,365,145	¥9,682,076
Over three months through six months	2,532,640	464,860	2,997,500
Over six months through twelve months	2,872,386	80,330	2,952,716
Over twelve months	2,362,723	32,530	2,395,253

Total	¥14,084,680	¥3,942,865	¥18,027,545

Foreign offices			¥7,723,655

Note:

The balance and remaining maturities of time deposits issued by domestic offices in amounts of ¥10 million or more at March 31, 2005 have been restated as follows:

	As previously reported	As restated
	(in millions)
Three months or less	¥4,921,331	¥4,921,876
Over three months through six months	1,727,483	1,727,698
Over six months through twelve months	1,733,087	1,734,121
Over twelve months	843,508	848,478

Total	¥9,225,409	¥9,232,173

VI.    Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2004, 2005 and 2006:

	Fiscal years ended March 31,
	2004	2005	2006
	(in millions, except percentages)
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	¥7,559,245	¥8,626,850	¥7,812,226
Maximum balance outstanding at any month-end during the fiscal year	9,060,163	9,955,766	9,816,826
Balance at end of fiscal year	6,815,125	6,231,125	7,777,101
Weighted average interest rate during the fiscal year	0.63%	0.63%	1.58%
Weighted average interest rate on balance at end of fiscal year	0.52%	0.97%	1.52%
Other short-term borrowings:
Average balance outstanding during the fiscal year	¥2,745,530	¥8,105,687	¥10,745,124
Maximum balance outstanding at any month-end during the fiscal year	4,379,446	11,227,440	15,614,428
Balance at end of fiscal year	4,379,446	9,631,568	9,689,393
Weighted average interest rate during the fiscal year	0.49%	0.27%	0.61%
Weighted average interest rate on balance at end of fiscal year	0.13%	0.30%	0.73%

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(Formerly, The Bank of Tokyo-Mitsubishi, Ltd.)

(Kabushiki Kaisha Mitsubishi Tokyo UFJ Ginko

(Formerly, Kabushiki Kaisha Tokyo Mitsubishi Ginko)):

We have audited the accompanying consolidated balance sheets of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Kabushiki Kaisha Mitsubishi Tokyo UFJ Ginko) (“BTMU”) (formerly, The Bank of Tokyo-Mitsubishi, Ltd. (Kabushiki Kaisha Tokyo Mitsubishi Ginko) (“BTM”)) (a wholly owned subsidiary of Mitsubishi UFJ Financial Group, Inc. (Formerly, Mitsubishi Tokyo Financial Group, Inc. (“MTFG”))) and subsidiaries (together, the “BTMU Group”) as of March 31, 2005 and 2006, and the related consolidated statements of income, changes in equity from nonowner sources, shareholder’s equity, and cash flows for each of the three years in the period ended March 31, 2006 (all expressed in Japanese Yen). These financial statements are the responsibility of BTMU’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. BTMU is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the BTMU Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the BTMU Group as of March 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2006, BTM merged with UFJ Bank Limited and was renamed BTMU.

As discussed in Note 4 to the consolidated financial statements, BTM transferred substantially all common shares of Mitsubishi Securities Co., Ltd. to MTFG on July 1, 2005.

As discussed in the respective footnotes to the consolidated financial statements, the balances and components of the investment in direct financing leases as of March 31, 2005 in Note 7, the balances of domestic time deposits issued in the amount of ¥10 million or more as of March 31, 2005 in Note 13, the components of other short-term borrowings as of March 31, 2005 in Note 16 and the balances of trading account assets and liabilities related to foreign activities as of March 31, 2005 in Note 30 have been restated.

As discussed in Note 1 to the consolidated financial statements, BTMU changed its method of accounting for variable interest entities in the fiscal year ended March 31, 2005 and its method of accounting for conditional asset retirement obligations in the fiscal year ended March 31, 2006.

/s/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Tokyo, Japan

September 22, 2006

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2005 AND 2006

	2005	2006
	(in millions)
ASSETS
Cash and due from banks (Note 12)	¥4,014,043	¥5,393,776
Interest-earning deposits in other banks (Note 12)	3,900,267	6,004,780
Call loans and funds sold (Note 15)	920,136	2,213,288
Receivables under resale agreements	559,194	266,341
Receivables under securities borrowing transactions	5,102,273	2,756,861
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥2,269,235 million in 2005 and ¥1,541,420 million in 2006) (Notes 5 and 12)	7,373,628	5,879,628
Investment securities (Notes 6 and 12):
Securities available for sale—carried at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥1,571,463 million in 2005 and ¥4,134,755 million in 2006)	21,491,570	39,685,451
Securities being held to maturity—carried at amortized cost (including assets pledged that secured parties are permitted to sell or repledge of ¥186,464 million in 2006) (estimated fair value of ¥2,064,632 million in 2005 and ¥2,102,138 million in 2006)	2,047,941	2,116,646
Other investment securities	275,316	727,485

Total investment securities	23,814,827	42,529,582

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥917,092 million in 2005 and ¥2,989,924 million in 2006) (Notes 7 and 12)	43,253,956	85,836,273
Allowance for credit losses (Notes 7 and 8)	(567,651)	(912,997)

Net loans	42,686,305	84,923,276

Premises and equipment—net (Note 9)	426,979	903,247
Accrued interest	110,722	197,793
Customers’ acceptance liability	39,971	94,719
Intangible assets—net (Notes 2 and 10)	215,524	1,168,372
Goodwill (Notes 2 and 10)	56,124	1,777,983
Deferred tax assets (Note 11)	602,807	1,099,360
Other assets (including assets pledged that secured parties are permitted to sell or repledge of ¥5,904 million in 2006) (Notes 7, 12, 17 and 18)	2,017,159	3,492,187
Assets of discontinued operations to be disposed or sold (Note 3)	210,340	124,513

Total assets	¥92,050,299	¥158,825,706

LIABILITIES AND SHAREHOLDER’S EQUITY
Deposits (Notes 12 and 13):
Domestic offices:
Non-interest-bearing	¥6,869,628	¥19,816,732
Interest-bearing	40,912,615	78,228,258
Overseas offices:
Non-interest-bearing	2,768,470	3,259,840
Interest-bearing	9,673,479	12,757,451

Total deposits	60,224,192	114,062,281
Call money and funds purchased (Notes 12 and 15)	1,552,687	1,838,076
Payables under repurchase agreements (Note 12)	2,696,498	3,898,529
Payables under securities lending transactions (Note 12)	1,981,940	2,040,496
Other short-term borrowings (Notes 12 and 16)	9,631,568	9,689,393
Trading account liabilities (Note 5)	1,871,668	2,259,547
Obligations to return securities received as collateral	3,025,817	1,014,520
Bank acceptances outstanding	39,971	94,719
Accrued interest	79,724	136,089
Long-term debt (Notes 12 and 16)	5,196,388	11,925,838
Other liabilities (Notes 11, 17 and 18)	2,423,498	3,477,973
Liabilities of discontinued operations to be extinguished or assumed (Note 3)	159,763	118,762

Total liabilities	88,883,714	150,556,223

Commitments and contingent liabilities (Notes 25 and 27)
Shareholder’s equity (Note 22):
Capital stock (Notes 19 and 20):
Preferred stock—aggregate liquidation preference of ¥494,200 million in 2005 and ¥790,400 million in 2006, with no stated value (Note 34)	247,100	125,000
Common stock—authorized, 15,000,000,000 shares; issued, 5,019,469,546 shares in 2005 and 9,822,054,986 in 2006, with no stated value	749,873	871,973
Capital surplus (Note 20)	983,264	5,844,289
Retained earnings (Notes 21 and 34):
Appropriated for legal reserve	190,045	190,045
Unappropriated	788,835	15,845
Accumulated other changes in equity from nonowner sources, net of taxes	209,662	1,452,125
Loan receivable for constructive capital contribution from parent company	—	(228,498)
Parent company’s stock, at cost—2,958 common shares in 2005 and 2,235 common shares in 2006	(2,194)	(1,296)

Total shareholder’s equity	3,166,585	8,269,483

Total liabilities and shareholder’s equity	¥92,050,299	¥158,825,706

See the accompanying notes to Consolidated Financial Statements.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2004, 2005 AND 2006

	2004	2005	2006
	(in millions)
Interest income:
Loans, including fees (Note 7)	¥806,588	¥815,544	¥1,625,596
Deposits in other banks	43,042	59,267	133,433
Investment securities:
Interest	178,926	222,538	381,482
Dividends	30,642	30,409	36,753
Trading account assets	28,015	30,675	22,327
Call loans and funds sold	6,297	6,958	18,955
Receivables under resale agreements and securities borrowing transactions	22,790	29,116	30,763

Total	1,116,300	1,194,507	2,249,309

Interest expense:
Deposits	143,426	182,777	393,991
Debentures (Note 14)	4,035	351	—
Call money and funds purchased	5,087	4,976	4,788
Payables under repurchase agreements and securities lending transactions	42,738	49,063	118,575
Other short-term borrowings and trading account liabilities	32,984	53,164	65,473
Long-term debt	109,274	97,767	145,935

Total	337,544	388,098	728,762

Net interest income	778,756	806,409	1,520,547
Provision (credit) for credit losses (Notes 7 and 8)	(142,617)	123,945	163,416

Net interest income after provision (credit) for credit losses	921,373	682,464	1,357,131

Non-interest income:
Fees and commissions (Note 28)	432,924	473,445	641,537
Foreign exchange gains (losses)—net (Note 5)	247,248	1,018	(281,447)
Trading account profits (losses)—net (Note 5)	117,270	31,316	(91,171)
Investment securities gains—net (Note 6)	96,469	190,454	40,789
Equity in earnings of equity method investees	1,329	6,249	28,799
Refund of the local taxes by the Tokyo Metropolitan Government (Note 11)	32,141	—	—
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans (Note 17)	—	—	103,001
Gains on sales of loans (Note 7)	321	608	34,605
Other non-interest income	45,987	92,592	80,736

Total	973,689	795,682	556,849

Non-interest expense:
Salaries and employee benefits (Note 17)	409,261	396,166	585,550
Occupancy expenses—net (Notes 9 and 27)	86,083	87,604	124,347
Fees and commission expenses	68,931	77,327	179,608
Amortization of intangible assets (Note 10)	54,029	58,455	125,081
Insurance premiums, including deposit insurance	45,111	47,893	78,841
Minority interest in income of consolidated subsidiaries	44,342	38,105	108,935
Communications	24,871	25,361	32,962
Other non-interest expenses	295,676	223,347	381,504

Total	1,028,304	954,258	1,616,828

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	866,758	523,888	297,152
Income tax expense (Note 11)	331,103	237,296	68,921

Income from continuing operations before cumulative effect of a change in accounting principle	535,655	286,592	228,231
Income from discontinued operations—net (Note 3)	1,946	1,493	8,973
Cumulative effect of a change in accounting principle, net of tax (Notes 1 and 26)	—	(977)	(8,425)

Net income	¥537,601	¥287,108	¥228,779

Income allocable to a preferred shareholder	¥10,073	¥6,716	¥6,999

Net income available to a common shareholder	¥527,528	¥280,392	¥221,780

	(in Yen)
Amounts per share (Notes 21 and 23):
Basic earnings per common share—income from continuing operations available to a common shareholder before cumulative effect of a change in accounting principle	¥104.72	¥55.76	¥30.64
Basic earnings per common share—net income available to a common shareholder	105.10	55.87	30.72
Diluted earnings per common share—income from continuing operations available to a common shareholder before cumulative effect of a change in accounting principle	104.43	55.50	27.01
Diluted earnings per common share—net income available to a common shareholder	104.81	55.61	27.07

See the accompanying notes to Consolidated Financial Statements.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FROM NONOWNER SOURCES

FOR THE FISCAL YEARS ENDED MARCH 31, 2004, 2005 AND 2006

	Gains (Losses) before income tax expense (benefit)	Income tax (expense) benefit	Gains (Losses) net of income tax expense (benefit)
	(in millions)
Fiscal year ended March 31, 2004:
Net income			¥537,601

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities available for sale	¥728,156	¥(300,144)	428,012
Reclassification adjustment for gains included in net income	(115,013)	48,013	(67,000)

Total	613,143	(252,131)	361,012

Net unrealized gains on derivatives qualifying for cash flow hedges	4,286	(1,740)	2,546
Reclassification adjustment for gains included in net income	(9,227)	3,529	(5,698)

Total	(4,941)	1,789	(3,152)

Minimum pension liability adjustments	78,641	(30,804)	47,837

Foreign currency translation adjustments	(35,498)	4,324	(31,174)
Reclassification adjustment for losses included in net income	8,626	—	8,626

Total	(26,872)	4,324	(22,548)

Total changes in equity from nonowner sources			¥920,750

Fiscal year ended March 31, 2005:
Net income			¥287,108

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities available for sale	¥250,417	¥(101,838)	148,579
Reclassification adjustment for gains included in net income	(241,953)	98,535	(143,418)

Total	8,464	(3,303)	5,161

Net unrealized gains on derivatives qualifying for cash flow hedges	328	(126)	202
Reclassification adjustment for gains included in net income	(847)	324	(523)

Total	(519)	198	(321)

Minimum pension liability adjustments	18,501	(7,613)	10,888

Foreign currency translation adjustments	(6,448)	(7,760)	(14,208)
Reclassification adjustment for losses included in net income	8,872	—	8,872

Total	2,424	(7,760)	(5,336)

Total changes in equity from nonowner sources			¥297,500

Fiscal year ended March 31, 2006:
Net income			¥228,779

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities available for sale	¥1,761,589	¥(716,434)	1,045,155
Reclassification adjustment for gains included in net income	(28,290)	10,591	(17,699)

Total	1,733,299	(705,843)	1,027,456

Net unrealized losses on derivatives qualifying for cash flow hedges	(2,342)	896	(1,446)
Reclassification adjustment for gains included in net income	(441)	169	(272)

Total	(2,783)	1,065	(1,718)

Minimum pension liability adjustments	218,691	(90,358)	128,333

Foreign currency translation adjustments	86,325	(3,066)	83,259
Constructive dividend-in-kind of shares of Mitsubishi UFJ Securities Co., Ltd. to parent company (Note 4)	12,902	—	12,902
Reclassification adjustment for gains included in net income	(5,697)	(2,072)	(7,769)

Total	93,530	(5,138)	88,392

Total changes in equity from nonowner sources			¥1,471,242

See the accompanying notes to Consolidated Financial Statements.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2004, 2005 AND 2006

	2004	2005	2006
	(in millions)
Preferred stock (Note 19):
Balance at beginning of fiscal year	¥122,100	¥122,100	¥247,100
Issuance of new shares of Class 2 preferred stock	—	125,000	—
Conversion of Class 1 preferred stock to common stock	—	—	(122,100)

Balance at end of fiscal year	¥122,100	¥247,100	¥125,000

Common stock (Note 20):
Balance at beginning of fiscal year	¥749,873	¥749,873	¥749,873
Issuance of new shares of common stock by conversion of Class 1 preferred stock	—	—	122,100

Balance at end of fiscal year	¥749,873	¥749,873	¥871,973

Capital surplus (Note 20):
Balance at beginning of fiscal year	¥815,192	¥814,583	¥983,264
Issuance of new shares of Class 2 preferred stock (Note 19)	—	124,479	—
Recognition of tax benefit arising from the suspension of the consolidated corporate-tax system (Note 11)	—	44,641	—
Loss on sale of shares of Mitsubishi UFJ Asset Management Co., Ltd. to parent company (Note 4)	—	(207)	—
Merger with UFJ Bank Limited (Note 2)	—	—	4,625,939
Constructive capital contribution from parent company in connection with transfer of shares of Mitsubishi UFJ Securities Co., Ltd. (Note 4)	—	—	228,498
Changes in ownership of an affiliated company due to transactions within the MUFG Group	—	—	3,065
Gains (losses) on sales of shares of parent company’s stock, net of taxes	(630)	(256)	937
Other—net	21	24	2,586

Balance at end of fiscal year	¥814,583	¥983,264	¥5,844,289

Retained earnings appropriated for legal reserve (Note 21):
Balance at beginning of fiscal year	¥190,045	¥190,045	¥190,045

Balance at end of fiscal year	¥190,045	¥190,045	¥190,045

Unappropriated retained earnings (Note 21):
Balance at beginning of fiscal year	¥244,187	¥696,985	¥788,835
Net income	537,601	287,108	228,779

Total	781,788	984,093	1,017,614

Deduction:
Cash dividends:
Common share—¥7.73 in 2004, ¥34.71 in 2005 and ¥157.21 in 2006 per share	(38,800)	(174,225)	(799,277)
Preferred share (Class 1)—¥123.75 in 2004, ¥82.50 in 2005 and ¥41.25 in 2006 per share	(10,073)	(6,716)	(3,357)
Preferred share (Class 2)—¥36.42 in 2006 per share	—	—	(3,642)
Hypothetical dividends under the separate return method (Note 11)	(35,930)	(14,317)	—
Constructive dividend-in-kind of shares of Mitsubishi UFJ Securities Co., Ltd. to parent company (Note 4)	—	—	(194,246)
Deferred compensation-restricted stock awards of UnionBanCal Corporation (Note 32)	—	—	(1,247)

Total	(84,803)	(195,258)	(1,001,769)

Balance at end of fiscal year (Note 34)	¥696,985	¥788,835	¥15,845

Accumulated other changes in equity from nonowner sources, net of taxes:
Net unrealized gains on investment securities available for sale (Note 6):
Balance at beginning of fiscal year	¥183,254	¥544,266	¥549,427
Net change during the fiscal year	361,012	5,161	1,027,456

Balance at end of fiscal year	¥544,266	¥549,427	¥1,576,883

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges (Note 24):
Balance at beginning of fiscal year	¥4,523	¥1,371	¥1,050
Net change during the fiscal year	(3,152)	(321)	(1,718)

Balance at end of fiscal year	¥1,371	¥1,050	¥(668)

Minimum pension liability adjustments (Note 17):
Balance at beginning of fiscal year	¥(201,466)	¥(153,629)	¥(142,741)
Net change during the fiscal year	47,837	10,888	128,333

Balance at end of fiscal year	¥(153,629)	¥(142,741)	¥(14,408)

Foreign currency translation adjustments:
Balance at beginning of fiscal year	¥(170,190)	¥(192,738)	¥(198,074)
Net change during the fiscal year	(22,548)	(5,336)	88,392

Balance at end of fiscal year	¥(192,738)	¥(198,074)	¥(109,682)

Balance at end of fiscal year	¥199,270	¥209,662	¥1,452,125

Loan receivable for constructive capital contribution from parent company:
Balance at beginning of fiscal year	¥—	¥—	¥—
Increase in connection with transfer of shares of Mitsubishi UFJ Securities Co., Ltd. to parent company (Note 4)	—	—	(228,498)

Balance at end of fiscal year	¥—	¥—	¥(228,498)

Parent company’s stock:
Balance at beginning of fiscal year	¥(1,775)	¥(723)	¥(2,194)
Sales of shares of parent company’s stock	907	708	1,459
Increase resulting from merger with UFJ Bank Limited	—	—	(868)
Net decrease (increase) resulting from changes in voting interests in its consolidated subsidiaries and affiliated companies	145	(2,179)	307

Balance at end of fiscal year	¥(723)	¥(2,194)	¥(1,296)

Total shareholder’s equity	¥2,772,133	¥3,166,585	¥8,269,483

See the accompanying notes to Consolidated Financial Statements.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2004, 2005 AND 2006

	2004	2005	2006
	(in millions)
Cash flows from operating activities:
Net income	¥537,601	¥287,108	¥228,779
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations—net (Note 3)	(1,946)	(1,493)	(8,973)
Depreciation and amortization	102,046	98,357	191,483
Provision (credit) for credit losses	(142,617)	123,945	163,416
Government grant for transfer of substitutional portion of Employees’ Pension Fund plans (Note 17)	—	—	(103,001)
Investment securities gains—net	(96,469)	(190,454)	(40,789)
Foreign exchange losses (gains)—net	(299,265)	39,826	193,774
Provision for deferred income tax expense	288,366	179,466	4,491
Decrease (increase) in trading account assets, excluding foreign exchange contracts	(618,016)	(592,927)	363,099
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	584,844	120,688	(930,066)
Decrease (increase) in accrued interest receivable and other receivables	13,691	(20,115)	12,752
Increase (decrease) in accrued interest payable and other payables	(13,525)	14,782	(20,425)
Other—net	80,441	26,361	(39,587)

Net cash provided by operating activities	435,151	85,544	14,953

Cash flows from investing activities:
Proceeds from sales of investment securities available for sale	21,657,326	28,333,369	38,852,587
Proceeds from maturities of investment securities available for sale	14,105,644	31,662,009	33,248,881
Purchases of investment securities available for sale	(38,417,403)	(61,433,605)	(70,455,741)
Proceeds from maturities of investment securities being held to maturity	23,101	7,006	17,510
Purchases of investment securities being held to maturity	(1,029,334)	(1,004,347)	(4,698)
Proceeds from sales of other investment securities	31,665	18,039	123,615
Purchases of other investment securities	(93,936)	(185,615)	(26,826)
Net increase in loans	(927,293)	(1,075,363)	(1,693,576)
Net decrease (increase) in interest-earning deposits in other banks	243,785	(582,361)	(1,048,401)
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	(4,270,486)	548,177	1,090,320
Proceeds from sales of premises and equipment	34,709	15,524	12,139
Capital expenditures for premises and equipment	(42,630)	(38,737)	(72,178)
Cash acquired by the merger with UFJ Bank Limited—net (Note 2)	—	—	5,389,544
Other—net	(252,983)	(119,716)	39,280

Net cash provided by (used in) investing activities	(8,937,835)	(3,855,620)	5,472,456

Cash flows from financing activities:
Net increase in deposits	4,455,161	1,597,861	1,972,225
Decrease in debentures	(370,103)	(265,957)	—
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	79,048	(658,412)	(89,528)
Net increase (decrease) in other short-term borrowings	2,859,880	4,005,183	(6,067,919)
Proceeds from issuance of long-term debt	1,219,410	1,130,420	2,808,828
Repayment of long-term debt	(658,685)	(793,904)	(1,897,145)
Proceeds from issuance of new shares of preferred stock, net of stock issue expenses	—	249,479	—
Proceeds from sales of preferred stock issued by a subsidiary	—	—	108,250
Proceeds from sales of parent company’s stock	805	1,074	2,899
Dividends paid	(48,873)	(180,941)	(806,276)
Dividends paid to minority interests	(8,704)	(11,643)	(62,264)
Payments for the allocated amount under the consolidated corporate-tax system (Note 11)	(4,338)	(36,257)	(10,916)
Net cash received from parent company for the transfer of Mitsubishi UFJ Securities Co., Ltd. (Note 4)	—	—	197,569
Loan provided to parent company for the transfer of Mitsubishi UFJ Securities Co., Ltd. (Note 4)	—	—	(228,498)
Other—net	51,122	3,783	(58,044)

Net cash provided by (used in) financing activities	7,574,723	5,040,686	(4,130,819)

Effect of exchange rate changes on cash and cash equivalents	(72,636)	(6,810)	23,273

Net increase (decrease) in cash and cash equivalents	(1,000,597)	1,263,800	1,379,863

Cash and cash equivalents at beginning of fiscal year (including cash and cash equivalents identified as discontinued operations of ¥23,599 million in 2004, ¥10,752 million in 2005 and ¥13,939 million in 2006)	3,764,779	2,764,182	4,027,982

Cash and cash equivalents at end of fiscal year (including cash and cash equivalents identified as discontinued operations of ¥10,752 million in 2004, ¥13,939 million in 2005 and ¥14,069 million in 2006)	¥2,764,182	¥4,027,982	¥5,407,845

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	¥352,661	¥370,193	¥783,653
Income taxes, net of refunds	52,968	51,718	81,636
Non-cash investing activities:
Available-for-sale securities transferred to held-to-maturity category (Note 6)	50,398	—	—
Increase of parent company’s stock in exchange for the shares of Diamond Computer Service Co., Ltd. (Note 4)	—	2,047	—
Obtaining assets by entering into capital lease	3,811	7,905	26,736
Merger with UFJ Bank Limited by stock-for-stock exchanges (Note 2):
Noncash assets acquired at fair value	—	—	71,644,091
Liabilities assumed at fair value	—	—	72,409,416

Net	—	—	(765,325)

Non-cash financing activities:
Stocks issued in connection with the merger with UFJ Bank Limited (Note 2)	—	—	4,625,939

See the accompanying notes to Consolidated Financial Statements.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING

       POLICIES

Description of Business

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) is a major commercial banking institution, providing a broad range of financial services to consumers and corporations through commercial banking, investment banking and other activities. As one of the principal subsidiaries of Mitsubishi UFJ Financial Group, Inc. (“MUFG”), BTMU and its subsidiaries (the “BTMU Group”) conduct domestic and international financial business through domestic and international networks of branches, offices and subsidiaries in Japan and around the world. The BTMU Group’s activities also encompass transactions with other subsidiaries of MUFG. See Note 29 for more information by business segment.

On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc. (“MTFG”), the parent company of The Bank of Tokyo-Mitsubishi, Ltd. (“BTM”), merged with UFJ Holdings, Inc. (“UFJ Holdings”), the parent company of UFJ Bank Limited (“UFJ Bank”), with MTFG being the surviving entity and MTFG renamed MUFG. The merger was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries were recorded at fair value as of October 1, 2005. Therefore, although the merger of BTM with UFJ Bank occurred and BTM renamed BTMU on January 1, 2006, the results of operations of ex-UFJ Bank and its subsidiaries (the “ex-UFJ Bank Group”) have been included in the accompanying consolidated financial statements since October 1, 2005. Unless otherwise mentioned, numbers as of March 31, 2005 and for the fiscal years ended March 31, 2004 and 2005 reflect the financial position and results of ex-BTM and its subsidiaries (the “ex-BTM Group”) only. Numbers as of March 31, 2006 reflect the financial position of the BTMU Group while numbers for the fiscal year ended March 31, 2006 comprised the results of the ex-BTM Group for the six months ended September 30, 2005 and the results of the BTMU Group from October 1, 2005 to March 31, 2006. See Note 2 for further discussion of the merger.

Basis of Financial Statements

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which BTMU is incorporated and principally operates. The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“US GAAP”). In certain respects, the accompanying consolidated financial statements reflect adjustments which are not included in the consolidated financial statements issued by BTMU and certain of its subsidiaries in accordance with applicable statutory requirements and accounting practices in their respective countries of incorporation. The major adjustments include those relating to (1) investment securities, (2) derivative financial instruments, (3) allowance for credit losses, (4) income taxes, (5) consolidation, (6) premises and equipment, (7) transfer of financial assets, (8) accrued severance indemnities and pension liabilities, (9) goodwill and other intangible assets, and (10) lease transactions.

Fiscal periods of certain subsidiaries, which ended on or after December 31, and BTMU’s fiscal year, which ended on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2004, 2005 and 2006, the effect of recording intervening events for the three-month periods ended March 31 on BTMU’s proportionate equity in net income of subsidiaries with fiscal periods ending on December 31, would have resulted in an increase of ¥2.93 billion, a decrease of ¥0.66 billion and an increase of ¥7.68 billion, respectively, to net income. No intervening events occurred during each of the three-month periods ended March 31, 2004, 2005 and 2006 which, if recorded, would have had effects of more than 1% of consolidated total assets, loans, total liabilities, deposits or total shareholder’s equity as of March 31, 2004, 2005 and 2006.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

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

Summary of Significant Accounting Policies

Significant accounting policies applied in the accompanying consolidated financial statements are summarized below:

Consolidation—The consolidated financial statements include the accounts of BTMU and its subsidiaries over which control is exercised through either majority ownership of voting stock and/or other means, including, but not limited to, the possession of the power to direct or cause the direction of the management and policies of entities. In situations in which the BTMU Group has less than 100% but greater than 50% of ownership in entities, such entities are consolidated and minority interests are also recorded in Other liabilities. Intercompany items have been eliminated. Investments in affiliated companies (companies over which the BTMU Group has the ability to exercise significant influence) are accounted for by the equity method of accounting and are reported in Other assets. The BTMU Group’s equity interests in the earnings of these equity investees and gains or losses realized on disposition of such investments are reported in Equity in earnings of equity method investees.

Variable interest entities are consolidated when the BTMU Group has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected returns, or both. See Accounting Changes—Variable Interest Entities and Note 26.

Assets that the BTMU Group holds in an agency, fiduciary or trust capacity are not assets of the BTMU Group and, accordingly, are not included in the accompanying consolidated balance sheets.

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

Except for overseas entities located in highly inflationary economies, foreign currency translation gains and losses related to the financial statements of overseas entities of the BTMU Group, net of related income tax effects, are credited or charged directly to Foreign currency translation adjustments, a component of accumulated other changes in equity from nonowner sources. Tax effects of gains and losses on foreign currency translation of financial statements of overseas entities are not recognized unless it is apparent that the temporary differences will reverse in the foreseeable future. If applicable, foreign exchange translation gains and losses pertaining to

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

entities located in highly inflationary economies are recorded in Foreign exchange gains (losses)—net, as appropriate. For these entities, premises and equipment and the related depreciation and amortization thereof are translated at exchange rates prevailing at dates of acquisition.

Foreign currency denominated assets and liabilities are translated into the functional currencies of the individual entities included in consolidation at the respective fiscal year-end foreign exchange rates. Foreign currency denominated income and expenses are translated using average rates of exchange for the respective fiscal periods. Gains and losses from such translation are included in Foreign exchange gains (losses)—net, as appropriate.

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

Collateral—For secured lending transactions, including resale agreements, securities borrowing transactions, commercial lending and derivative transactions, the BTMU Group, as a secured party, generally has the right to require the counterparties to provide collateral, including letters of credit, cash, securities and other financial assets. For most securities lending transactions, the BTMU Group maintains strict levels of collateralization governed by daily mark-to-market analysis. Financial assets pledged as collateral are generally negotiable financial instruments and are permitted to be sold or repledged by secured parties. If the BTMU Group sells these financial assets received as collateral, it recognizes the proceeds from the sale and its obligation to return the collateral. For secured borrowing transactions, principally repurchase agreements and securities lending transactions and derivative transactions, where the secured party has the right to sell or repledge financial assets pledged as collateral, the BTMU Group separately discloses those financial assets pledged as collateral in the consolidated balance sheets.

Trading Account Securities—Securities and money market instruments held in anticipation of short-term market movements and for resale to customers are included in Trading account assets, and short trading positions of these instruments are included in Trading account liabilities. Trading positions are carried at fair value on the consolidated balance sheets and recorded on a trade date basis. Changes in the fair value of trading positions are recognized currently in Trading account profits (losses)—net, as appropriate.

Investment Securities—Debt securities for which the BTMU Group has both the positive intent and ability to hold to maturity are classified as Securities being held to maturity and carried at amortized cost. Debt securities that the BTMU Group may not hold to maturity and marketable equity securities, other than those classified as Trading account securities, are classified as Securities available for sale, and are carried at their fair values, with unrealized gains and losses reported on a net-of-tax basis within accumulated other changes in equity from nonowner sources, which is a component of shareholder’s equity. Other investment securities include nonmarketable equity securities carried at their acquisition costs, and also securities held by subsidiaries that are investment companies and brokers and dealers. Securities held by those subsidiaries are not within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and are subject to the specialized industry accounting principles in AICPA Audit and Accounting Guides for “Investment Companies” and “Brokers and Dealers in Securities” (the “AICPA Guides”) applicable for those subsidiaries. Securities of those subsidiaries are carried at their fair values.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Individual debt and equity securities are written down to fair value with the resulting losses charged to operations when, in the opinion of management, a decline in estimated fair value below the cost of such securities is other than temporary. Such impairment loss is included in Investment securities gains—net in the consolidated statements of income. In determining other than temporary declines in fair value to be recognized as an impairment loss on investment securities, the BTMU Group generally considers factors such as the financial condition of the issuer, the extent of decline in fair value, and the length of time that the decline in fair value below cost has existed. See Note 6 for a further discussion of other than temporary impairment. Interest and dividends on investment securities are reported in Interest income. Dividends are recognized when the shareholders’ right to receive the dividend is established. Gains and losses on disposition of investment securities are computed using the average cost method and are recognized on the trade date.

Derivative Financial Instruments—The BTMU Group engages in derivative activities involving swaps, forwards, futures and options, and other types of derivative contracts. Derivatives are used in trading activities to generate trading revenues and fee income for its own account and to respond to the customers’ financial needs. Derivatives are also used to manage its market risk exposures to fluctuations in interest and foreign exchange rates, equity and commodity prices, and counterparty credit risk.

Derivatives entered into for trading purposes are carried at fair value and are reported as Trading account assets or Trading account liabilities. Fair values are based on market or broker-dealer quotes when available. Valuation models such as present value and pricing models are applied to current market information to estimate fair values when such quotes are not available. The BTMU Group defers trade date gains or losses on derivatives where the fair values of those derivatives are not obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The fair values of derivative contracts executed with the same counterparty under legally enforceable master netting agreements are presented on a net basis. Changes in the fair value of such contracts are recognized currently in Foreign exchange gains (losses)—net with respect to foreign exchange contracts and in Trading account profits (losses)—net with respect to interest rate contracts and other types of contracts.

Embedded features that are not clearly and closely related to the host contracts and meet the definition of derivatives are separated from the host contracts and measured at fair value unless the contracts embedding the derivatives are measured at fair value in their entirety.

Derivatives are also used to manage exposures to fluctuations in interest and foreign exchange rates arising from mismatches of asset and liability positions. Certain of those derivatives are designated by the BTMU Group and qualify for hedge accounting. A derivative is designated as a hedging instrument at the inception of each such hedge relationship and the BTMU Group documents, for such individual hedging relationships, the risk management objective and strategy, including identifying the item being hedged, identifying the specific risk being hedged and the method used to assess the hedge’s effectiveness. In order for a hedging relationship to qualify for hedge accounting, the changes in the fair value of the derivative instruments must be highly effective in achieving offsetting changes in fair values or variable cash flows of the hedged items attributable to the risk being hedged. Any ineffectiveness, which arises during the hedging relationship, is recognized in Non-interest income or expense in the period in which it arises. All qualifying hedging derivatives are valued at fair value and included in Other assets or Other liabilities. For fair value hedges of interest-bearing assets or liabilities, the change in the fair value of the hedged item and the hedging instruments is recognized in net interest income to the extent that it is effective. For all other fair value hedges, the change in the fair value of the hedged item and change in fair value of the derivative are recognized in non-interest income or expense. For cash flow hedges, the unrealized changes in fair value to the extent effective are recognized in accumulated other changes in equity from nonowner sources. Amounts realized on cash flow hedges related to variable rate loans are recognized in net interest income in the period when the cash flow from the hedged item is realized. The fair value of cash flow

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

hedges related to forecasted transactions, if any, is recognized in non-interest income or expense in the period when the forecasted transaction occurs. Any difference that arises from gains or losses on hedging derivatives offsetting corresponding gains or losses on the hedged items, and gains and losses on derivatives attributable to the risks excluded from the assessment of hedge effectiveness are currently recognized in non-interest income or expense. Derivatives that do not qualify for hedge accounting are considered trading positions and are accounted for as such.

Loans—Loans originated by the BTMU Group and the ex-BTM Group (“originated loans”) are carried at the principal amount outstanding, adjusted for unearned income and deferred net nonrefundable loan fees and costs. Originated loans held and intended for dispositions or sales in secondary markets are transferred to the held-for-sale classification and carried at the lower of cost or estimated fair value generally on an individual loan basis. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the loan as an adjustment of yield using the method that approximates the interest method. Interest income on loans that are not impaired is accrued and credited to interest income as it is earned. Unearned income and discounts or premiums on purchased loans are deferred and recognized over the contractual lives of the loans using a method that approximates the interest method when such purchased loans are outside the scope of SOP 03-3.

Originated loans are considered impaired when, based on current information and events, it is probable that the BTMU Group will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Originated loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of BTMU and certain domestic subsidiaries, and 90 days or more with respect to loans of certain foreign banking subsidiaries. A nonaccrual loan may be restored to an accrual status when interest and principal payments become current and management expects that the borrower will make future contractual payments as scheduled. When a loan is placed on nonaccrual status, interest accrued but not received is generally reversed against interest income. Cash receipts on nonaccrual loans, for which the ultimate collectibility of principal is uncertain, are applied as principal reductions; otherwise, such collections are credited to income. The BTMU Group does not capitalize any accrued interest in the principal balances of impaired loans at each balance sheet date.

Loan Securitization—The BTMU Group securitizes and services commercial and industrial loans in the normal course of business. The BTMU Group accounts for a transfer of loans in a securitization transaction as a sale if it meets relevant conditions for the surrender of control in accordance with SFAS No. 140. Otherwise, the transfer is accounted for as a collateralized borrowing transaction. Interests in loans sold through a securitization accounted for as a sale may be retained in the form of subordinated tranches or beneficial interests. These retained interests are primarily recorded in Securities available for sale. The previous carrying amount of the loans involved in the transfer is allocated between the loans sold and the retained interests based on their relative fair values at the date of the securitization. Since quoted market prices are generally not available, the BTMU

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Group usually estimates fair value of these retained interests based on the present value of future expected cash flows by using modeling techniques that involve management’s best estimates of key assumptions, which may include default rates, recovery rates, and discount rates. Retained interests that can contractually be prepaid or otherwise settled in such a way that the BTMU Group would not recover substantially all of its investment are accounted for as investment securities available for sale.

Allowance for Credit Losses—The BTMU Group maintains an allowance for credit losses to absorb probable losses inherent in the loan portfolio. Actual credit losses (amounts deemed uncollectible, in whole or in part), net of recoveries, are deducted from the allowance for credit losses, as net charge-offs, generally based on detailed loan reviews and a credit assessment by management at each balance sheet date. The BTMU Group generally applies its charge-off policy to all loans in its portfolio regardless of the type of borrower. A provision for credit losses, which is a charge against earnings, is added to bring the allowance to a level which, in management’s opinion, is adequate to absorb probable losses inherent in the credit portfolio.

A key element relating to the policies and discipline used in determining the allowance for credit losses is the credit classification and the related borrower categorization process. The categorization is based on conditions that may affect the ability of borrowers to service their debt, taking into consideration current financial information, historical payment experience, credit documentation, public information, analyses of relevant industry segments and current trends. In determining the appropriate level of the allowance, the BTMU Group evaluates the probable loss by category of loan based on its type and characteristics.

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

The credit loss allowance for individual customers represents the impairment allowance determined in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” The BTMU Group measures the impairment of a loan, with the exception of large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or on the loan’s observable market price, or based on the fair value of the collateral if the loan is collateral dependent, when it is probable that the BTMU Group will be unable to collect all amounts due according to the contractual terms of the loan agreement. For certain subsidiaries, some impaired loans are aggregated for the purpose of measuring impairment using historical loss factors. Generally, the BTMU Group’s impaired loans include nonaccrual loans, restructured loans and other loans specifically identified as impaired.

The credit loss allowance for country risk exposure is a country-specific allowance for substandard, special mention and unclassified loans. The allowance is established to supplement the formula allowance for these loans, based on an estimate of probable losses relating to the exposure to countries that are identified by management to have a high degree of transfer risk. The measure is generally based on a function of default probability and the recovery ratio with reference to external credit ratings. For the allowance for specifically identified cross-border problem loans, the BTMU Group incorporates transfer risk in its determination of related allowance for credit losses.

The formula allowance is calculated for group of loans collectively evaluated for impairments that cannot be attributed to specific loans by applying loss factors to outstanding substandard, special mention and unclassified loans. The evaluation of inherent loss for these loans involves a high degree of uncertainty, subjectivity and

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

judgment. In determining the formula allowance, the BTMU Group, therefore, relies on a statistical analysis that incorporates historical loss factor percentages of total loans outstanding. Corresponding to the periodic impairment identification and self-assessment process, the estimation of the formula allowance is back-tested by comparing the allowance with the actual results subsequent to the balance sheet date. The results of such back-testing are evaluated by management to determine whether the manner and level of formula allowance need to be changed in subsequent years.

The unallocated allowance represents an estimate of additional losses inherent in the loan portfolio and is composed of attribution factors, which are based upon management’s evaluation of various conditions that are not directly or indirectly measured in the determination of the allocated allowance. The conditions evaluated in connection with the unallocated allowance may include existing general economic and business conditions affecting the key lending areas of the BTMU Group, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle, bank regulatory examination results and findings of the BTMU Group’s internal credit examiners.

The credit loss allowance for large groups of smaller-balance homogeneous loans is focused on loss experience for the pool rather than on a detailed analysis of individual loans. The allowance is determined primarily based on probable net charge-offs and the probability of insolvency based on the number of delinquencies.

Allowance for Off-Balance-Sheet Credit Instruments—The BTMU Group maintains an allowance for credit losses on off-balance-sheet credit instruments, including commitments to extend credit, guarantees, standby letters of credit and other financial instruments. The allowance is recorded as a liability in Other liabilities and includes the specific allowance for specifically identified credit exposure and the allocated formula allowance. With regard to the specific allowance for specifically identified credit exposure and the allocated formula allowance, the BTMU Group adopts the same methodology used in determining the allowance for loan credit losses. Potential credit losses related to derivatives are considered in the fair valuation of the derivatives.

Net changes in the allowance for off-balance-sheet credit instruments are accounted for as Other non-interest expenses.

Premises and Equipment—Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to operations over the estimated useful lives of the related assets. Leasehold improvements are depreciated over the terms of the respective leases or the estimated useful lives of the improvements, whichever are shorter. Depreciation of premises and equipment is computed under the declining-balance method with respect to premises and equipment of BTMU and certain subsidiaries, and under the straight-line method with respect to premises and equipment of other subsidiaries, at rates principally based on the following estimated useful lives:

Years
Buildings	15 to 50
Equipment and furniture	2 to 20
Leasehold improvements	7 to 18

Maintenance, repairs and minor improvements are charged to operations as incurred. Major improvements are capitalized. Net gains or losses on dispositions of premises and equipment are included in Other non-interest income or expense, as appropriate.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Asset retirement obligations related to restoration of certain leased properties upon lease termination are recorded in Other liabilities with a corresponding increase in leasehold improvements. The amounts represent the present value of expected future cash flows associated with returning such leased properties to original condition. The difference between the gross and present value of expected future cash flows is accreted over the life of the related leases as a non-interest expense.

Goodwill—The BTMU Group reports the excess of the cost of investments in subsidiaries over its share of the fair value of net assets at the date of acquisition as Goodwill. Goodwill related to investments in equity method investees is included in Other assets as a part of carrying amount of investments in equity method investees.

Goodwill acquired in a business combination is not amortized but is subject to an annual impairment test. Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. A reporting unit is an operating segment, or an identified business unit one level below an operating segment. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its implied fair value.

Intangible assets—Intangible assets consist of software, core deposit intangibles, customer relationships, trade names and other intangible assets. These are amortized over their estimated useful lives unless they have indefinite useful lives. Amortization of intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets as follows:

	Useful lives (years)	Amortization method
Software	2 to 10	Straight-line
Core deposit intangibles	4 to 30	Declining-balance
Customer relationships	16 to 21	Declining-balance
Trade names	12 to 20	Straight-line

Intangible assets having indefinite useful lives, primarily certain trade names, are not amortized but are subject to annual impairment tests. An impairment exists if the carrying value of an indefinite-lived intangible asset exceeds its fair value. For other intangible assets subject to amortization, an impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset.

The BTMU Group capitalizes certain costs associated with the acquisition or development of internal-use software. Costs subject to capitalization are salaries and employee benefits for employees who are directly associated with and who devote time to the internal-use computer software project, to the extent of time spent directly on the project. Once the software is ready for its intended use, the BTMU Group begins to amortize capitalized costs on a straight-line basis.

Accrued Severance and Pension Liabilities—BTMU and certain subsidiaries have defined benefit retirement plans, including lump-sum severance indemnities plans. The liabilities related to the defined benefit plans are

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

computed and recognized based on actuarial computations. Unrecognized net actuarial gains and losses that arise from differences between actual experiences and assumptions are generally amortized over the average remaining service period of participating employees if it exceeds the corridor, which is defined as the greater of 10% of plan assets or the projected benefit obligation. An excess of the accumulated benefit obligation over the liability recognized in the consolidated balance sheets is accrued as the minimum liability, and a corresponding intangible asset is recognized up to the amount equal to the total of unrecognized prior service cost and unrecognized net obligation at transition. To the extent that the minimum liability exceeds the intangible asset, it is recognized in accumulated other changes in equity from nonowner sources. The costs of the plans, based on actuarial computations of current and future employee benefits, are charged to Salaries and employee benefits.

Long-Term Debt—Premiums, discounts and issuance costs of long-term debt are amortized based on the method that approximates the interest method over the terms of the long-term debt.

Obligations under Guarantees—The BTMU Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, and liquidity facilities. The BTMU Group recognizes guarantee fee income over the guarantee period based on the contractual terms of the guarantee contracts. It is the BTMU Group’s dominant business practice to receive a guarantee fee at the inception of the guarantee, which approximates market value of the guarantee and is initially recorded as a liability, which is then recognized as guarantee fee income ratably over the guarantee period.

Fees and Commissions—Revenue recognition of major components of fees and commissions is as follows:

•	Fees on funds transfer and collection services and fees from investment banking services are generally recognized as revenue when the related services are performed.

•	Fees from trade-related financing services are recognized over the period of the financing.

•	Trust fees are recognized on an accrual basis, generally based on the volume of trust assets under management and/or the operating performance for the accounting period of each trust account.

•	Annual fees and royalty and other service charges related to credit card business are recorded on a straight-line basis as services are provided.

•	Interchange income from credit card business is recognized as billed.

•	Service charges on deposit accounts, and fees and commissions from other services are generally recognized over the period that the service is provided.

•	Fees on guarantees are generally recognized over the contractual periods of the respective guarantees. Amounts initially recorded as a liability corresponding to the obligations at fair value are generally recognized as revenue over the terms of the guarantees as the BTMU Group is deemed to be released from the risk under guarantees.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Free Distributions of Common Shares—As permitted by the Commercial Code of Japan (the “Code”) and as revised under the Company Law, Japanese companies, upon approval by the Board of Directors, may make a free distribution of shares, in the form of a “stock split” as defined, to shareholders. In accordance with generally accepted accounting practice in Japan, such distribution does not give rise to any change in capital stock or capital surplus accounts. Common shares distributed are recorded as shares issued on the distribution date. See Note 20.

Amounts per Common Share—Basic earnings per share (“EPS”) excludes dilutive effects of potential common shares and is computed by dividing income available to a common stock shareholder by the weighted average number of common shares outstanding for the period, while diluted EPS gives effect to all dilutive potential common shares that were outstanding during the period. See Note 23 for the computation of basic and diluted EPS.

Parent Company’s Stock—The BTMU Group presents its parent company’s stock as a reduction of shareholder’s equity on the consolidated balance sheets at cost and accounts for parent company’s stock transactions under the average cost method. Gains (losses) on sales of parent company’s stocks are charged to capital surplus.

Comprehensive Income (Loss)—The BTMU Group’s comprehensive income (loss) includes net income and other changes in equity from nonowner sources. All changes in unrealized gains and losses on investment securities available for sale, unrealized gains and losses on derivatives qualifying for cash flow hedges, minimum pension liability adjustments and foreign currency translation adjustments constitute the BTMU Group’s changes in equity from nonowner sources and are presented, with related income tax effects, in the consolidated statements of changes in equity from nonowner sources.

Stock-Based Compensation— A subsidiary of BTMU has stock-based compensation plans, which are described more fully in Note 32. As permitted by the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” it accounts for those employee stock-based compensation plans by the intrinsic value-based method prescribed in Accounting Principles Board Opinions (“APB”) No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Under the intrinsic value-based method, compensation expense is measured as the amount by which the quoted market price of the subsidiary’s stock at the date of grant exceeds the stock option exercise price. Non-employee stock-based compensation plans are accounted for at fair value.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Had the employee stock-based compensation plans been accounted for under the fair value method of SFAS No. 123, the BTMU Group’s compensation expense, net income, and net income per share would have been the pro forma amounts indicated in the following table:

	Fiscal years ended March 31,
	2004	2005	2006
	(in millions)
Reported net income	¥537,601	¥287,108	¥228,779
Add: Stock-based employee compensation expense (included in reported net income, net of tax)	11	16	322
Less: Stock-based employee compensation expense (determined under fair value based method for all awards, net of tax)	(1,973)	(1,677)	(1,688)

Pro forma net income, after stock-based employee compensation expense	¥535,639	¥285,447	¥227,413

Basic earnings per common share—net income available to a common shareholder:	(in Yen)
Reported	¥105.10	¥55.87	¥30.72
Pro forma	104.71	55.53	30.53
Diluted earnings per common share—net income available to a common shareholder:
Reported	104.81	55.61	27.07
Pro forma	104.42	55.27	26.91

Reclassifications

Certain reclassifications and format changes have been made to the consolidated financial statements for the fiscal years ended March 31, 2004 and 2005 to conform to the presentation for the fiscal year ended March 31, 2006.

These reclassifications and format changes include 1) the presentation of “Gains on sales of loans” and “Equity in earnings of equity method investees” as separate line items in the consolidated statements of income, and 2) the presentation of “Dividends paid to minority interests” as a separate line item in the consolidated statements of cash flows.

These reclassifications and format changes did not result in a change in previously reported net income, shareholder’s equity or total assets.

Accounting Changes

Variable Interest Entities—In January 2003, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” FIN No. 46 addresses consolidation by business enterprises of variable interest entities (“VIEs”). The consolidation requirements of FIN No. 46 applied immediately to VIEs created after January 31, 2003. The BTMU Group has applied, as required, FIN No. 46 to all VIEs created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003, which has been amended by the FASB as described below.

In December 2003, the FASB issued FIN No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN No. 46R”). FIN No. 46R modified FIN No. 46 in certain respects, including the scope exception, the definition of VIEs, and other factors that effect the determination of VIEs and primary beneficiaries that must consolidate VIEs. FIN No. 46R, as written, applies to VIEs created before February 1, 2003 no later than the end of the first reporting period that ends after March 15,

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2004, and to all special purpose entities no later than the first reporting period that ends after December 15, 2003. Subsequent to the issuance of FIN No. 46R, the Chief Accountant of the U.S. Securities and Exchange Commission (“SEC”) stated the SEC staff’s position in a letter to the American Institute of Certified Public Accountants (“AICPA”) dated March 3, 2004, that the SEC staff did not object to the conclusion that FIN No. 46R should not be required to be applied at a date earlier than the original FIN No. 46 and that foreign private issuers would be required to apply FIN No. 46R at various dates depending on the entity’s year-end and the frequency of interim reporting. In accordance with the letter, the BTMU Group adopted FIN No. 46R on April 1, 2004, except for certain investment companies, for which the effective date of FIN No. 46R was deferred. Under FIN No. 46R, any difference between the net amount added to the balance sheet and the amount of any previously recognized interest in the VIE is recognized as a cumulative effect of a change in accounting principle. The cumulative effect of the change in accounting principle was to decrease net income by ¥977 million for the fiscal year ended March 31, 2005. See Note 26 for further discussion of VIEs in which the BTMU Group holds variable interests.

Accounting for Certain Loans and Debt Securities Acquired in a Transfer—In December 2003, the AICPA issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” which supersedes AICPA Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans” and addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least, in part, to credit quality. SOP 03-3 requires acquired impaired loans for which it is probable that the investor will be unable to collect all contractually required payments receivable to be recorded at the present value of amounts expected to be received and prohibits carrying over or creation of valuation allowances in the initial accounting for these loans. SOP 03-3 also limits accretable yield to the excess of the investor’s estimate of undiscounted cash flows over the investor’s initial investment in the loan and prohibits the recognition of the non-accretable difference. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life while any decreases in such cash flows should be recognized as impairments. SOP 03-3 also provides guidance with regard to presentation and disclosures. SOP 03-3 was effective for loans and debt securities acquired in fiscal years beginning after December 15, 2004. Effective April 1, 2005, the BTMU Group adopted SOP 03-3 for loans and debt securities acquired subsequent to March 31, 2005, including those due to the merger. See Note 7 for disclosures of acquired loans within the scope of SOP 03-3. The BTMU Group did not acquire any material debt securities covered by SOP 03-3 during the fiscal year ended March 31, 2006.

Accounting for Conditional Asset Retirement Obligations—In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.” FIN No. 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. SFAS No. 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. Effective March 31, 2006, the BTMU Group adopted FIN No. 47 to existing asset retirement obligations associated with commitments to return property subject to operating leases to its original condition upon lease termination. The cumulative effect of the change in accounting principle was to decrease net income by ¥8,425 million. This adjustment represents the cumulative depreciation and accretion that would have been recognized through the date of adoption of FIN No. 47 had the statement applied to the BTMU Group’s existing asset retirement obligations at the time they were initially incurred.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Had the asset retirement obligations been accounted for under FIN No. 47 at the inception of operating leases requiring restoration, the BTMU Group’s net income and net income per share would have been the pro forma amounts indicated in the following table:

	Fiscal years ended March 31,
	2004	2005	2006
	(in millions)
Reported net income	¥537,601	¥287,108	¥228,779
Cumulative effect of a change in accounting principle related to adoption of FIN No. 47, net of taxes:
Reported	—	—	8,425
Pro forma	576	570	410

Pro forma net income, after cumulative effect of a change in accounting principle related to adoption of FIN No. 47, net of taxes	¥537,025	¥286,538	¥236,794

Basic earnings per common share—net income available to a common shareholder:	(in Yen)
Reported	¥105.10	¥55.87	¥30.72
Pro forma	104.99	55.75	31.83
Diluted earnings per common share—net income available to a common shareholder:
Reported	104.81	55.61	27.07
Pro forma	104.69	55.49	28.06

Impairment of Securities Investments—In November 2003, the FASB Emerging Issues Task Force (the “EITF”) reached a consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). EITF 03-1 requires certain additional quantitative and qualitative disclosures in addition to the disclosures already required by SFAS No. 115. The new disclosure requirements apply to financial statements for the fiscal years ended after December 15, 2003. See Note 6 for the required disclosures. In March 2004, the EITF also reached a consensus on additional accounting guidance for other than temporary impairments, which requires an evaluation and recognition of other than temporary impairment by a three-step impairment test. The guidance should be applied for reporting periods beginning after June 15, 2004. On September 30, 2004, FASB Staff Position (“FSP”) EITF Issue 03-1-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” delayed the effective date for the measurement and recognition guidance contained in paragraphs 10 through 20 of EITF 03-1. In November 2005, the FASB staff issued an FSP on SFAS No. 115 and No. 124, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” to provide implementation guidance related to this topic. See Recently Issued Accounting Pronouncements for the BTMU Group’s evaluation of the effect of the measurement and recognition provision of the FSP.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

obligation and the assets required to be transferred to the government, if any, should be accounted for as a subsidy from the government, separately from gain or loss on settlement of the substitutional portion of the obligation, upon completion of the transfer.

In June 2003, ex-BTM submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved in August 2003. In August 2004, ex-BTM made another application for transfer to the government of the remaining substitutional portion and the application was approved in November 2004. The substitutional obligation and related plan assets were transferred to a government agency in March 2005 and ex-BTM was released from paying the substitutional portion of the benefits to its employees. The completion of the transfer to the Japanese Government of the substitutional portion of the employee pension plan constituted a settlement of such plan. However, since there remains a defined benefit plan and the settlement occurred subsequent to December 31, 2004 (the measurement date of such plan), the BTMU Group recognized net gains of ¥34,965 million as a result of the transfer / settlement for the fiscal year ended March 31, 2006. See Note 17 for further discussion.

Recently Issued Accounting Pronouncements

Share-Based Payment—In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB No. 25, “Accounting for Stock Issued to Employees.” In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107, which provides interpretive guidance on SFAS No. 123R. SFAS No. 123 preferred a fair-value-based method of accounting for share-based payment transactions with employees, but it permitted the option of continuing to apply the intrinsic-value-based measurement method in APB No. 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. SFAS No. 123R eliminates the alternative to use the intrinsic value method of accounting and requires entities to recognize the costs of share-based payment transactions with employees based on the grant-date fair value of those awards over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123R is effective as of the beginning of the fiscal year or interim period beginning after June 15, 2005. The BTMU Group adopted SFAS No. 123R on April 1, 2006 under the modified prospective method, which is expected, based upon current projections, to result in an increase in non-interest expense of approximately ¥2 billion for the fiscal year ending March 31, 2007. See Summary of Significant Accounting Policies—Stock-Based Compensation—for the pro forma information as if the fair value based method had been applied to all awards in accordance with SFAS No. 123.

Exchanges of Nonmonetary Assets—In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” The guidance in APB No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. The BTMU Group has not completed the study of what effect SFAS No. 153 will have on its financial position and results of operations.

Accounting Changes and Error Corrections—In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

No. 154 replaces APB No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principles. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted. Accordingly, the BTMU Group cannot reasonably estimate the ultimate impact of SFAS No. 154.

The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments—In November 2005, the FASB staff issued an FSP on SFAS No. 115 and No. 124. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other than temporary impairments. The guidance in this FSP is applicable for certain investments such as debt and equity securities that are within the scope of SFAS No. 115 and equity securities that are not subject to the scope of SFAS No. 115 and not accounted for under the equity method pursuant to APB No. 18, “The Equity Method of Accounting for Investments in Common Stock,” and related interpretations. This FSP nullifies the requirements of paragraphs 10-18 of EITF 03-1 and supersedes EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” This FSP carries forward the requirements of paragraphs 8 and 9 of EITF 03-1 with respect to cost-method investments, and carries forward the disclosure requirements included in paragraphs 21 and 22 of EITF 03-1. Also the guidance in this FSP amends SFAS No. 115, SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations,” and APB No. 18. The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005, with earlier application permitted. The BTMU Group has not completed the study of what effect the FSP will have on its financial position and results of operations.

Accounting for Certain Hybrid Financial Instruments—In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and resolves issues addressed in SFAS No. 133 Implementation Issue D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133. SFAS No. 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The BTMU Group has not completed the study of what effect SFAS No. 155 will have on its financial position and results of operations.

Accounting for Servicing of Financial Assets—In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets.” SFAS No. 156 amends SFAS No. 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract, and requires all separately recognized servicing assets and servicing

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

liabilities to be initially measured at fair value, if practicable. SFAS No. 156 permits an entity to choose either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. SFAS No. 156 is effective for the fiscal year beginning after September 15, 2006. Earlier adoption is permitted. The BTMU Group has not completed the study of what effect SFAS No. 156 will have on its financial position and results of operations.

Determining the Variability to Be Considered in Applying FIN No. 46R—In April 2006, the FASB staff issued an FSP on FIN No. 46R-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R).” This FSP states that the variability to be considered in applying FIN No. 46R shall be based on an analysis of the design of the entity as outlined in the following two steps: (a) analyze the nature of the risks in the entity, (b) determine the purpose for which the entity was created and determine the variability (created by the risks identified in step (a)) the entity is designed to create and pass along to its interest holders. For the purposes of this FSP, interest holders include all potential variable interest holders (including contractual, ownership, or other pecuniary interests in the entity). After determining the variability to be considered, the reporting enterprise can determine which interests are designed to absorb that variability. The FSP should be applied prospectively to all entities (including newly created entities) with which an enterprise first becomes involved, and to all entities previously required to be analyzed under FIN No. 46R when a reconsideration event has occurred beginning the first day of the first reporting period beginning after June 15, 2006. Early application is permitted for periods for which financial statements have not yet been issued. Retrospective application to the date of the initial application of FIN No. 46R is permitted but not required. If retrospective application is elected, it must be completed no later than the end of the first annual reporting period ending after July 15, 2006. The BTMU Group has not completed the study of what effect the FSP will have on its financial position and results of operations.

Uncertainty in Income Taxes—In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 requires recognition of a tax benefit to the extent of management’s best estimate of the impact of a tax position, provided it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The BTMU Group has not completed the study of what effect FIN No. 48 will have on its financial position and results of operations.

Fair Value Measurements—In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under SFAS No. 157, fair value measurements would be separately disclosed by level within the fair value

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The BTMU Group has not completed the study of what effect SFAS No. 157 will have on its financial position and results of operations.

2.    BUSINESS COMBINATION

Merger with UFJ Bank

Pursuant to the merger agreement dated April 20, 2005 between MTFG and UFJ Holdings and their respective subsidiaries, BTM merged with UFJ Bank on January 1, 2006 and was renamed BTMU. MTFG, the parent company of BTM completed its merger with UFJ Holdings on October 1, 2005 and therefore the results of the ex-UFJ Bank Group’s operations have been included in the consolidated financial statements subsequent to October 1, 2005.

The ex-UFJ Bank Group was one of Japan’s leading providers of financial services with a competitive domestic position in the Nagoya and Osaka areas, as well as a client base of small and medium-sized enterprises and retail customers which compliments BTM’s subsidiaries. These anticipated synergies contributed to a purchase price that results in the recognition of goodwill.

As a result of the merger, BTMU is expected to be a leading comprehensive financial group that is competitive on both a domestic and global basis, providing a broad range of financial products and services to customers with increasingly diverse and sophisticated needs.

As provided for by the merger agreement, BTM remained as the surviving entity of the merger. Each outstanding share of common stock of UFJ Bank was converted into 0.62 shares of common stock of BTMU. Each outstanding share of Preferred Stock (Series 1 Class A, D and Series 2 Class D) of UFJ Bank was converted into one share of Preferred Stock (Series 1 Class 3, 4, 5 respectively) of BTMU. Each outstanding share of Series 1 Class E, G, Series 2 Class G and Series 1 Class H Preferred Stock was converted into 0.34, 0.34, 0.34 and 3.44 shares of common stock of BTMU, respectively. As a result, BTMU newly issued 4,286,351 thousand shares of common stock and 500,000 thousand shares of preferred stock to MUFG upon the statutory merger.

Purchase Price Allocation

The merger was accounted for under the purchase method of accounting in accordance with SFAS No. 141, “Business Combinations” and the accounting was based on push-down concept because ex-BTM was a wholly-owned subsidiary of MTFG. Thus, the assigned value to the equity interests issued was based on the relative fair value of the ex-UFJ Bank Group to the total purchase price of the ex-UFJ Holdings Group of ¥4,406,146 million determined by MTFG. The purchase price of the ex-UFJ Bank Group amounted to ¥4,627,995 million, of which ¥4,625,939 million was recorded in capital surplus relating to merger with UFJ Bank, and direct acquisition costs of ¥2,056 million were included in the purchase price.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The purchase price of the ex-UFJ Bank Group was allocated to the assets acquired and liabilities assumed based on their estimated fair values as of October 1, 2005, as summarized below:

(in millions)
Total purchase price	¥4,627,995
Less (add):
Shareholder’s equity of the ex-UFJ Bank Group	2,738,866
The ex-UFJ Bank Group’s goodwill and other intangible assets	(2,496,906)
Estimated adjustments to reflect assets acquired at fair value:
Investment securities	311,414
Net loans	464,660
Premises and equipment	25,655
Intangible assets	997,822
Deferred tax assets	1,294,922
Others	(21,379)
Estimated adjustments to reflect liabilities assumed at fair value:
Long-term debt	(602,742)
Deferred tax liabilities	9,778
Others	204,866
Total fair value of net assets acquired	2,926,956

Goodwill	¥1,701,039

See Note 10 for the amount of goodwill by reportable segment.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed statement of net assets acquired

The following condensed statement of net assets acquired reflects the fair value of the assets and liabilities of the ex-UFJ Bank Group as of October 1, 2005:

(in millions)
Assets:
Cash and due from banks	¥5,393,320
Interest-earning deposits in other banks	862,505
Call loans and funds sold	303,386
Receivables under resale agreements	1,732,212
Receivables under securities borrowing transactions	939,841
Trading account assets	3,290,634
Investment securities	19,287,760
Net loans	39,309,937
Premises and equipment	465,318
Customers’ acceptance liability	42,752
Intangible assets	997,822
Goodwill	1,701,039
Deferred tax assets	1,320,636
Others	1,390,249

Total assets	¥77,037,411

Liabilities:
Deposits	¥50,477,200
Call money and funds purchased	1,296,824
Payables under repurchase agreements	3,401,945
Payables under securities lending transactions	264,000
Due to trust account and other short-term borrowings	6,394,972
Trading account liabilities	2,260,130
Bank acceptances outstanding	42,752
Long-term debt	6,047,515
Deferred tax liabilities	32,353
Others	2,191,725

Total liabilities	72,409,416

Net assets acquired including goodwill	¥4,627,995

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible assets acquired

The estimated useful lives of the intangible assets at October 1, 2005 are as follows:

	Fair value	Weighted average life
	(in millions)	(in years)
Intangible assets subject to amortization:
Core deposit intangibles	¥569,700	18
Customer relationships	163,263	18
Software	122,498	5
Trade names	29,668	19
Other	270	18

Sub-total	885,399	16

Intangible assets not subject to amortization:
Indefinite-lived customer relationships	87,027
Indefinite-lived trade names	17,682
Other	7,714

Sub-total	112,423

Total	¥997,822

Unaudited pro forma combined condensed statements of income

The following unaudited pro forma combined condensed statements of income present the results of operations had the merger taken place at the beginning of each period:

	For the fiscal year ended March 31,
	2005	2006
	(in millions, except per share data and number of shares)
Statements of income data:
Net interest income	¥1,736,686	¥1,974,478
Provision for credit losses	225,723	238,928
Non-interest income	1,746,168	882,697
Non-interest expense	2,048,087	2,148,236

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	1,209,044	470,011

Income from discontinued operations—net	1,493	8,973
Cumulative effect of a change in accounting principles, net of tax	(977)	(8,425)
Income tax expense	304,421	90,335

Net income	¥905,139	¥380,224

Amounts per share:
Basic earnings per common share—net income available to a common shareholder	¥114.58	¥37.04
Diluted earnings per common share—net income available to a common shareholder	100.80	30.94
Weighted average common share outstanding (in thousands)	7,841,092	10,076,473
Weighted average diluted common share outstanding (in thousands)	8,900,305	12,000,281

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.    DISCONTINUED OPERATIONS

During the fiscal year ended March 31, 2004, BTMU completed the liquidation process of its domestic mortgage securities subsidiary, The Diamond Mortgage Co., Ltd. (“DMC”). The dissolution was due to the adverse business environment for the domestic mortgage securities business, whose results were reported as a part of the Commercial Banking business unit of the BTMU Group. In addition, during the fiscal year ended March 31, 2004, as a part of the BTMU Group’s efforts to streamline its securities business, Mitsubishi UFJ Securities Co., Ltd., which had itself constituted a reportable operating segment of the BTMU Group, sold certain domestic subsidiaries to third parties. BTMU also sold its securities subsidiary in Europe to third parties.

During the fiscal year ended March 31, 2006, UnionBanCal Corporation (“UNBC”), a U.S. subsidiary of BTMU whose results were reported as a separate business segment, signed a definitive agreement to sell its international correspondent banking operations to Wachovia Bank, N.A., effective October 6, 2005, and the principal legal closing of the transaction took place on the same day. At the principal closing, no loans or other assets were acquired by Wachovia Bank, N.A., and no liabilities were assumed. Subsequent to March 31, 2006, all of UNBC’s offices designated for disposal were closed as of June 30, 2006. The remaining assets include deposits with banks awaiting approval for repatriation of capital and unremitted profits and loans that are maturing by January 2008. The remaining liabilities primarily consist of accrued expenses, which will be settled when due.

The BTMU Group accounted for these transactions as discontinued operations in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” and presented the results of discontinued operations as a separate line item in the consolidated statements of income. In addition, assets to be disposed or sold, accounted for at the lower of cost or fair value, and liabilities to be extinguished or assumed in connection with discontinued operations were presented as separate assets and liabilities, respectively, in the consolidated balance sheets.

Interest expense was attributed to discontinued operations based on average net assets. The amount of interest expense allocated to discontinued operations for the fiscal years ended March 31, 2004, 2005 and 2006 was ¥348 million, ¥87 million and ¥1,708 million, respectively.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2005 and 2006, the assets and liabilities identified as discontinued operations were comprised of the following:

	2005	2006
	(in millions)
Assets:
Cash and due from banks	¥13,939	¥14,069
Interest-earning deposits in other banks	22,345	16,384
Loans, net of allowance for credit losses	166,688	85,492
Customers’ acceptance liability	3,342	5,031
Other	4,026	3,537

Assets of discontinued operations to be disposed or sold	¥210,340	¥124,513

Liabilities:
Deposits—Overseas offices:
Non-interest bearing	¥56,426	¥52,772
Interest-bearing	95,338	54,515

Total deposits	151,764	107,287

Bank acceptances outstanding	3,342	5,031
Other	4,657	6,444

Liabilities of discontinued operations to be extinguished or assumed	¥159,763	¥118,762

The components of income from discontinued operations for the fiscal years ended March 31, 2004, 2005 and 2006 were as follows:

	DMC and Others	UNBC	Total
	(in millions)
For the fiscal year ended March 31, 2004:

Total revenue	¥3,240	¥13,282	¥16,522

Income from discontinued operations	¥2,185	¥6,522	¥8,707
Loss on disposal	(2,026)	—	(2,026)
Minority interest in income of consolidated subsidiaries	—	1,482	1,482
Income tax expense	744	2,509	3,253

Income (loss) from discontinued operations—net	¥(585)	¥2,531	¥1,946

UNBC
(in millions)
For the fiscal year ended March 31, 2005:

Total revenue	¥12,202

Income from discontinued operations	¥3,936
Minority interest in income of consolidated subsidiaries	941
Income tax expense	1,502

Income from discontinued operations—net	¥1,493

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

UNBC
(in millions)
For the fiscal year ended March 31, 2006:

Total revenue	¥14,141

Loss from discontinued operations	¥(2,563)
Gain on disposal	25,220
Minority interest in income of consolidated subsidiaries	5,607
Income tax expense	8,077

Income from discontinued operations—net	¥8,973

4.    OTHER RESTRUCTURING OF THE GROUP COMPANIES

Diamond Computer Service Co., Ltd.

In December 2004, ex-MTFG acquired 100% of Diamond Computer Service Co., Ltd. (“DCS”), a former equity method investee, which provides data processing and IT development services, through a share exchange. 26,205 shares of ex-MTFG common stock were issued in exchange for all of the outstanding shares of DCS’s common stock based on the exchange ratio of 0.00135 shares of ex-MTFG common stock for each share of DCS’s common stock. On October 1, 2005, ex-MTFG’s common stock became MUFG’s common stock. Such MUFG’s common stock held by the BTMU Group and affiliated companies is presented as parent company’s stock in the consolidated balance sheets.

Mitsubishi UFJ Asset Management Co., Ltd.

In October 2004, ex-Mitsubishi Asset Management Co., Ltd. (“ex-MAM”) was formed by the merger of Tokyo-Mitsubishi Asset Management Ltd., a subsidiary of ex-BTM, and Mitsubishi Trust Asset Management Co., Ltd., a subsidiary of ex-Mitsubishi Trust. Following the merger, in December 2004, ex-BTM sold certain shares of ex-MAM to ex-MTFG, resulting in ex-MAM becoming an equity method investee. Loss on the sale was charged to capital surplus, with related income tax effects, in the consolidated statements of shareholder’s equity. On October 1, 2005, ex-MAM merged with UFJ Partners Asset Management Co., Ltd. and was renamed to Mitsubishi UFJ Asset Management Co., Ltd.

Mitsubishi UFJ Securities Co., Ltd.

On July 1, 2005, BTMU transferred substantially all common shares of Mitsubishi UFJ Securities Co., Ltd. (“MUS”), a former securities subsidiary of BTMU, to MUFG for ¥228,498 million. At the same time, BTMU provided a loan of ¥228,498 million to MUFG for the purchase of MUS shares. As a result of the transfer, MUS became a directly-owned subsidiary of MUFG. The BTMU Group accounted for the transfer of shares as a constructive dividend-in-kind of MUS shares to MUFG by the carrying amount of shares, and the BTMU’s loan receivable from MUFG as a constructive capital contribution with the loan receivable reflected as a deduction of the shareholder’s equity. The loan receivable from MUFG will decrease on repayment of the loan by MUFG and, accordingly, the constructive capital contribution will be recognized as an increase in shareholder’s equity upon collection of the loan receivable. As a result, no gain or loss has been recognized on the transfer of common shares of MUS.

Also, the results of operations of MUS prior to the date of transfer were not reported as discontinued operations due to the BTMU Group’s significant continuing involvement in the operations of MUS after the transfer transaction.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    TRADING ACCOUNT ASSETS AND LIABILITIES

The following table shows trading account assets and liabilities, carried at estimated fair value, at March 31, 2005 and 2006. For trading derivative contracts executed under legally enforceable master netting agreements, related assets and liabilities are bilaterally offset and reported net by each counterparty.

	2005	2006
	(in millions)
Trading account assets:
Trading securities:
Japanese government, prefectural and municipal bonds	¥2,686,769	¥1,102,044
Commercial paper	1,490,066	1,588,558
Equity securities, foreign governments bonds and other securities	1,319,239	1,127,892

Total	5,496,074	3,818,494

Trading derivative assets:
Interest rate contracts:
Forwards and futures	3,102	10,844
Swaps and swap-related products	2,451,557	4,396,584
Options purchased	98,068	178,667

Total	2,552,727	4,586,095

Foreign exchange contracts:
Forwards and futures	540,053	596,349
Swaps	253,641	382,408
Options purchased	103,161	290,812

Total	896,855	1,269,569

Other contracts, mainly equity and credit-related contracts	56,333	247,005
Offsetting of derivatives with the same counterparty under master netting agreements	(1,628,361)	(4,041,535)

Total	¥7,373,628	¥5,879,628

Trading account liabilities:
Trading securities sold, not yet purchased	¥40,246	¥62,525
Trading derivative liabilities:
Interest rate contracts:
Forwards and futures	4,433	11,266
Swaps and swap-related products	2,378,973	4,522,797
Options written	94,416	174,381

Total	2,477,822	4,708,444

Foreign exchange contracts:
Forwards and futures	542,060	461,639
Swaps	277,116	381,114
Options written	87,491	441,169

Total	906,667	1,283,922

Other contracts, mainly equity and credit-related contracts	75,294	246,191
Offsetting of derivatives with the same counterparty under master netting agreements	(1,628,361)	(4,041,535)

Total	¥1,871,668	¥2,259,547

See Note 31 for the methodologies and assumptions used to estimate fair values.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The BTMU Group performs trading activities through market-making, sales and arbitrage, while maintaining risk levels within appropriate limits in accordance with its risk management policy. Net trading gains (losses) for the fiscal years ended March 31, 2004, 2005 and 2006 were comprised of the following:

	2004	2005	2006
	(in millions)
Interest rate and other derivative contracts	¥14,708	¥(20,271)	¥(212,679)
Trading account securities, excluding derivatives	102,562	51,587	121,508

Trading account profits (losses)—net	117,270	31,316	(91,171)
Foreign exchange derivative contracts	22,667	(2,602)	19,407

Net trading gains (losses)	¥139,937	¥28,714	¥(71,764)

6.    INVESTMENT SECURITIES

The amortized costs and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2005 and 2006 were as follows:

	2005				2006
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥11,936,826	¥33,898	¥423	¥11,970,301	¥21,922,264	¥2,326	¥2,049	¥21,922,541
Japanese prefectural and municipal bonds	128,039	1,580	4	129,615	235,623	334	121	235,836
Foreign governments and official institutions bonds	1,503,961	10,852	16,916	1,497,897	1,748,765	23,561	7,762	1,764,564
Corporate bonds	1,926,997	23,448	1,789	1,948,656	5,802,433	78,913	7,988	5,873,358
Mortgage-backed securities	2,098,254	15,902	10,951	2,103,205	2,539,850	82,931	18,104	2,604,677
Other debt securities	740,950	5,847	4,242	742,555	564,537	11,087	1,028	574,596
Marketable equity securities	1,803,320	1,296,580	559	3,099,341	3,794,791	2,919,455	4,367	6,709,879

Total	¥20,138,347	¥1,388,107	¥34,884	¥21,491,570	¥36,608,263	¥3,118,607	¥41,419	¥39,685,451

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥1,997,336	¥16,341	¥—	¥2,013,677	¥2,052,541	¥42	¥14,778	¥2,037,805
Foreign governments and official institutions bonds	15,100	274	—	15,374	10,239	322	87	10,474
Corporate bonds	28,009	66	—	28,075	45,710	—	18	45,692
Other debt securities	7,496	10	—	7,506	8,156	14	3	8,167

Total	¥2,047,941	¥16,691	¥—	¥2,064,632	¥2,116,646	¥378	¥14,886	¥2,102,138

Investment securities other than securities available for sale or being held to maturity (i.e., nonmarketable equity securities presented in Other investment securities) were primarily carried at cost of ¥275,316 million and ¥721,237 million, at March 31, 2005 and 2006, respectively. The corresponding estimated fair values at those dates were not readily determinable. The BTMU Group periodically monitors the status of each investee

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

including the credit ratings and changes in the BTMU Group’s share of net assets in the investees as compared with its shares at the time of investment, or utilizes commonly-accepted valuation models for certain nonmarketable equity securities issued by public companies which are convertible to marketable common stock in the future, to determine if impairment losses, if any, are to be recognized on these nonmarketable securities. Investment securities held by certain subsidiaries subject to specialized industry accounting principles in AICPA Guides presented in Other investment securities were carried at fair value of ¥6,248 million at March 31, 2006.

See Note 31 for the methodologies and assumptions used to estimate the fair values.

The amortized cost and estimated fair values of debt securities being held to maturity and the estimated fair values of debt securities available for sale at March 31, 2006 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final maturities.

	Held-to-maturity		Available-for-sale
	Amortized cost	Estimated fair value	Estimated fair value
	(in millions)
Due in one year or less	¥9,269	¥9,267	¥11,754,822
Due from one year to five years	2,027,016	2,013,841	13,047,494
Due from five years to ten years	30,594	30,326	2,980,204
Due after ten years	49,767	48,704	5,193,052

Total	¥2,116,646	¥2,102,138	¥32,975,572

For the fiscal years ended March 31, 2004, 2005 and 2006, gross realized gains on those sales were ¥407,438 million, ¥293,865 million and ¥331,568 million, respectively, and gross realized losses on those sales were ¥195,499 million, ¥29,151 million and ¥50,732 million, respectively. In September 2000, ex-BTM changed its intent to hold securities originally classified as held-to-maturity and transferred such securities to the available-for-sale category. As a result of the transfer, unrealized gains on securities available for sale were recorded against shareholder’s equity and were not significant. The ex-BTM Group classified subsequent acquisitions of securities as either available for sale or trading until the fiscal year ended March 31, 2003. On April 1, 2003, ex-BTM reassessed the appropriateness of the classification of the securities which had been classified as available for sale and reclassified ¥50,398 million of such securities into the held-to-maturity category. The transfer did not have a material impact on its financial position or results of operations.

For the fiscal years ended March 31, 2004, 2005 and 2006, losses resulting from write-downs of investment securities to reflect the decline in value considered to be other than temporary were ¥101,938 million, ¥83,144 million and ¥310,022 million, respectively, which were included in Investment securities gains—net in the consolidated statements of income. The losses of ¥310,022 million for the fiscal year ended March 31, 2006 included losses of ¥172,685 million from Japanese national government bonds classified as available for sale.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the unrealized gross losses and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2005 and 2006, by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2005	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥3,926,481	¥423	¥—	¥—	¥3,926,481	¥423	22
Japanese prefectural and municipal bonds	1,535	4	—	—	1,535	4	1
Foreign governments and official institutions bonds	779,302	13,925	110,091	2,991	889,393	16,916	201
Corporate bonds	82,959	1,789	—	—	82,959	1,789	43
Mortgage-backed securities	587,494	7,039	207,208	3,912	794,702	10,951	244
Other debt securities	274,184	3,477	11,049	765	285,233	4,242	71
Marketable equity securities	10,031	559	—	—	10,031	559	7

Total	¥5,661,986	¥27,216	¥328,348	¥7,668	¥5,990,334	¥34,884	589

The BTMU Group had no securities being held to maturity with unrealized losses at March 31, 2005.

	Less than 12 months		12 months or more		Total
At March 31, 2006	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥128,858	¥2,049	¥—	¥—	¥128,858	¥2,049	11
Japanese prefectural and municipal bonds	3,432	121	—	—	3,432	121	1
Foreign governments and official institutions bonds	547,366	6,718	46,502	1,044	593,868	7,762	178
Corporate bonds	436,928	7,988	—	—	436,928	7,988	44
Mortgage-backed securities	470,672	6,242	321,353	11,862	792,025	18,104	305
Other debt securities	75,157	436	19,144	592	94,301	1,028	90
Marketable equity securities	68,499	4,305	100	62	68,599	4,367	47

Total	¥1,730,912	¥27,859	¥387,099	¥13,560	¥2,118,011	¥41,419	676

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥1,948,454	¥14,778	¥—	¥—	¥1,948,454	¥14,778	17
Foreign governments and official institutions bonds	4,669	87	—	—	4,669	87	16
Corporate bonds	1,195	18	—	—	1,195	18	4
Other debt securities	231	3	—	—	231	3	1

Total	¥1,954,549	¥14,886	¥—	¥—	¥1,954,549	¥14,886	38

The BTMU Group has determined that unrealized losses on investments at March 31, 2005 and 2006 are temporary based on its ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairments. Impairment is evaluated considering various factors, and their relative significance varies from case to case. The BTMU Group’s review includes, but is not limited to, consideration of the following factors:

The length of time that fair value of the investment has been below cost—The BTMU Group generally deems a continued decline of fair value below cost for six months or more to be other than temporary. Certain

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

securities held by BTMU and certain subsidiaries, which primarily consist of debt securities issued by the Japanese national government and generally considered to be of minimal credit risk, were determined not to be impaired in some cases, on the basis of the respective entity’s ability and positive intent to hold such securities to maturity. Certain securities held by UNBC, which primarily consist of debt securities backed by the full faith and credit of the U.S. government and corporate asset-backed and debt securities, were determined not to be impaired in some cases, on the basis of a cash flow analysis of such securities and/or UNBC’s ability to hold such securities to maturity.

As shown in the table above, there were no material unrealized losses that have been in a continuous loss position for 12 months or more, except for unrealized losses on certain foreign governments and official institutions bonds, mortgage-backed securities, other debt securities and marketable equity securities held by UNBC at March 31, 2006. Foreign governments and official institutions bonds in an unrealized loss position for 12 months or more were issued by one of the several Government-Sponsored Enterprises (“GSEs”). These securities were issued with a stated interest rate and mature in less than three years. All of the unrealized losses on these securities resulted from rising interest rates subsequent to purchase. Unrealized losses will decline as interest rates fall below the purchased yield and as the securities approach maturity. Since UNBC has the ability and positive intent to hold the securities until recovery of the carrying value, which could be maturity, the unrealized loss is considered temporary. Mortgage-backed securities in an unrealized loss position for 12 months or more are primarily securities guaranteed by a GSE. These securities are collateralized by residential mortgage loans and may be prepaid at par prior to maturity. All of the unrealized losses on the mortgage-backed securities resulted from rising interest rates subsequent to purchase. Because the likelihood of credit loss is remote, the securities are excluded from the periodic evaluation of other than temporary impairment. Other debt securities in an unrealized loss position for 12 months or more primarily consisted of collateralized loan obligations held by UNBC. Unrealized losses on such securities arise from rising interest rates, widening credit spreads, credit quality of the underlying collateral, and the market’s opinion of the performance of the fund managers. Based on the cash flow analysis set out above, such unrealized losses are determined to be temporary in nature. Marketable equity securities in an unrealized loss position for 12 months or more consist of securities traded on a national exchange as part of the venture capital investment portfolio held by UNBC. The securities in the portfolio in an unrealized loss position have suffered declines in share price due to lower earnings results. Since UNBC has the positive intent and ability to hold these equity securities until recovery of the carry value, the unrealized loss is considered temporary.

The extent to which the fair value of investments has been below cost as of the end of the reporting period—The BTMU Group’s investment portfolio is exposed to volatile equity prices affected by many factors including investors’ perspectives as to future economic factors and the issuers’ performance, as well as cyclical market price fluctuation due to changes in market interest rates, foreign exchange rates, and changes in credit spreads etc. In view of the diversity and volume of equity investments as well as the fact that the majority of investments in debt securities are in high-grade fixed-rate bonds, including sovereign bonds, the BTMU Group generally deems the decline of fair value below cost of 20% or more as a factor of an other than temporary decline in fair value.

The financial condition and near-term prospects of the issuer—The BTMU Group considers the financial condition and near-term prospects of the issuer primarily based on the credit standing of the issuers as determined by its credit rating system.

Exchange Traded Fund

For the fiscal year ended March 31, 2004, ex-BTM transferred marketable equity securities to an exchange traded fund (“ETF”), sponsored by a third party securities firm. Ex-BTM concurrently entered into sales

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

agreements for marketable equity securities and purchase agreements for the fund units of the ETF with the securities firm. Ex-BTM transferred its marketable equity securities to the securities firm with an aggregate cost of ¥54,366 million for ¥76,385 million for the fiscal year ended March 31, 2004 and nil for the fiscal years ended March 31, 2005 and 2006. The securities firm contributed these marketable equity securities and additional securities purchased from the market to the ETF in order to link the ETF performance to the TOPIX (a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange (“TSE”)). Certificates issued by the ETF (the “ETF certificates”) are linked to the TOPIX and have been listed on the TSE. Ex-BTM purchased the ETF certificates at the fair value of ¥113,930 million for the fiscal year ended March 31, 2004 and nil for the fiscal years ended March 31, 2005 and 2006, with an intention to sell them in the market or to the securities firm in the near future.

The BTMU Group has accounted for the ETF certificates purchased from the securities firm as retained interests in the marketable equity securities transferred to the securities firm. The BTMU Group has accounted for the transfer of marketable equity securities as a sale when the BTMU Group received cash or financial instruments other than the ETF certificates. The BTMU Group recognized gains of ¥89,581 million for the fiscal year ended March 31, 2004 and nil for the fiscal years ended March 31, 2005 and 2006 on the sales of ETF certificates. The BTMU Group held no ETF certificates at March 31, 2004, 2005 and 2006.

Banks’ Shareholdings Purchase Corporation

Under a law forbidding banks from holding marketable equity securities in excess of their Tier I capital after September 30, 2006, the Banks’ Shareholdings Purchase Corporation (“BSPC”) was established in January 2002 in order to soften the impact on the stock market of sales of cross-shareholdings. BSPC began accepting share offers from financial institutions on February 15, 2002. It has been funded by financial institutions, including ex-BTM, which made initial contributions of ¥1,400 million (“preferred contributions”). BSPC will be disbanded when it sells all shares that it purchased from financial institutions, or by March 31, 2017, at the latest.

BSPC has two accounts to purchase stock from financial institutions; the General Account and the Special Account. In the General Account, each selling financial institution funds the amount of purchase by BSPC without guarantees by the Japanese government, and the financial institution will assume any gains or losses on sales by BSPC of the stocks. In the Special Account, each selling financial institution was required to make contributions of 8% of the selling prices to BSPC for purchases made prior to the effective date of the amendment to the above-mentioned law to fund any future losses (“subordinated contributions”). Effective in August 2003, the requirement for subordinated contributions was eliminated under the amendment to the legislation. The purchase amount in the Special Account is funded by borrowings guaranteed by the Japanese government with a limit of ¥2.0 trillion. The cumulative net loss on sales of stocks in the Special Account, which will not be determined and finalized before the liquidation of BSPC, will be compensated first by the subordinated contributions, and then by the preferred contributions. If there is a remaining loss, the government, as a guarantor, will be liable for the loss. On the other hand, if there is a cumulative net asset at the time of the liquidation, the asset is first used to repay the preferred contributions and then to repay the subordinated contributions. If any net assets remain after repayment of subordinated contributions, such net assets will be paid out and the amounts will be determined based on the amounts of both contributions. Any remaining net assets in excess of double the amount of the contributions will belong to the Japanese government.

At the establishment of BSPC in January 2002, ex-BTM paid ¥1,400 million to BSPC as preferred contributions. At the time of the sales, ex-BTM made subordinated contributions to the Special Account of ¥1,164 million for the fiscal year ended March 31, 2002. For the fiscal year ended March 31,2003, ex-BTM evaluated its preferred contributions of ¥1,400 million and subordinated contributions of ¥1,164 million for

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

impairment, and the recognized an impairment loss of ¥2,564 million. On October 1, 2005, the BTMU Group acquired, at fair value, the preferred and subordinated contributions of ex-UFJ Bank to BSPC for ¥3,200 million and ¥8,595 million, respectively.

BTMU sold marketable equity securities to BSPC with aggregate market values of ¥134,495 million, ¥59,120 million and ¥3,537 million, respectively, during the fiscal years ended March 31, 2004, 2005 and 2006. Also, BTMU made loans to BSPC to fund its purchases of marketable equity securities. Such loans to BSPC, which are guaranteed by the Japanese government, amounted to ¥7,398 million, ¥141,727 million and ¥2,200 million at March 31, 2004, 2005 and 2006, respectively.

The BTMU Group accounts for the transfers of marketable equity securities to the General Account, if any, as secured borrowings. With respect to the transfers of marketable equity securities to the Special Account with the requirement of subordinated contributions, if the fair value of the securities sold to the Special Account is greater than 10% of the fair value of all securities held by the Special Account, the BTMU Group accounts for the subordinated contributions as a partial retained interest in the sale. For all periods presented, the BTMU Group had no sales of securities whose fair value was greater than 10% of the fair value of all securities held by the Special Account. For the fiscal years ended March 31, 2004, 2005 and 2006, the BTMU Group recognized gains of ¥27,482 million, ¥35,434 million and ¥769 million, respectively, on the sales of marketable equity securities to the Special Account.

The Bank of Japan

The Bank of Japan began purchasing marketable equity securities at fair value from banks, including BTMU, from November 2002, aiming to enhance the stability of the Japanese financial system by reducing the amount of marketable equity securities on the balance sheets of banks. Transfers of securities to the Bank of Japan are sales transactions without transferors’ continuing involvement. BTMU sold marketable equity securities to the Bank of Japan with aggregate market values of ¥38,553 million for the fiscal year ended March 31, 2004 and nil for the fiscal year ended March 31, 2005. In September 2004, the Bank of Japan ceased purchasing marketable equity securities from banks.

Debt-for-equity Swap

The BTMU Group restructured certain debt by entering into debt-for-equity swap transactions. As a result of these debt-for-equity swap transactions, the BTMU Group’s loans to some borrowers, under standard terms available to similarly situated corporate borrowers, were effectively converted into equity interests in the borrowers, often in the form of preferred shares. The aggregate carrying amounts of debt swapped for equity, net of allowance, for the fiscal years ended March 31, 2004, 2005 and 2006 were ¥43,879 million, ¥58,425 million and ¥240 million, respectively. Such loans were often identified as impaired and, accordingly, the debt-for-equity swap transactions did not materially affect the BTMU Group’s results of operations for the fiscal years ended March 31, 2004, 2005 and 2006.

Equity interests acquired through a debt-for-equity swap transaction are accounted for as other investments and carried at cost on the consolidated balance sheets, and reviewed for impairment periodically. Due to regulatory and legal reasons, cash often changes hands between the parties to the debt-for-equity swap transactions. In such cases, the debt-for-equity swap is classified as a cash transaction in the consolidated statements of cash flows as a repayment of loans and purchases of other investment securities.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    LOANS

Loans at March 31, 2005 and 2006, by domicile and type of industry of borrowers are summarized below:

Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan.

	2005	2006
	(in millions)
Domestic:
Manufacturing	¥5,280,555	¥9,400,652
Construction	815,051	1,801,855
Real estate	4,156,975	7,086,430
Services	2,965,772	5,314,968
Wholesale and retail	4,527,379	8,688,851
Banks and other financial institutions	2,364,504	4,597,245
Communication and information services	605,910	1,026,113
Other industries	5,344,587	10,352,719
Consumer(2)	7,662,809	22,356,140

Total domestic	33,723,542	70,624,973

Foreign:
Governments and official institutions	209,060	322,051
Banks and other financial institutions	780,666	1,089,209
Commercial and industrial	8,388,167	13,228,252
Other	169,414	558,362

Total foreign	9,547,307	15,197,874

Unearned income, unamortized premiums—net and deferred loan fees—net	(16,893)	13,426

Total(1)	¥43,253,956	¥85,836,273

Notes:

(1)	The above table includes loans held for sale of ¥33,246 million and ¥41,682 million at March 31, 2005 and 2006, respectively.
(2)	Domestic loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, ex-BTM’s credit administration system was upgraded and became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business. This breakdown at March 31, 2005 and 2006 is presented below:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2005	¥23,023	¥16,157	¥542,969	¥193,417	¥39,806	¥1,126	¥3,681	¥7,782	¥827,961
March 31, 2006	¥17,212	¥13,925	¥425,929	¥160,805	¥30,937	¥947	¥2,968	¥6,257	¥658,980

Substantially all domestic loans are made under agreements which, as is customary in Japan, provide that a bank may, under certain conditions, require the borrower to provide collateral (or additional collateral) or guarantees with respect to the loans, and that the bank may treat any collateral, whether furnished as security for loans or otherwise, as collateral for all indebtedness to the bank. At March 31, 2005 and 2006, such collateralized

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

loans originated by the BTMU Group, which were principally collateralized by real estate, marketable securities and accounts receivable, amounted to ¥5,020,175 million and ¥8,304,009 million, respectively, which represented 15% and 12%, respectively, of the total domestic loans at March 31, 2005 and 2006.

Nonaccrual and restructured loans were ¥994,939 million and ¥1,829,511 million at March 31, 2005 and 2006, respectively. Had interest on these loans been accrued pursuant to the original terms, gross interest income on such loans for the fiscal years ended March 31, 2005 and 2006 would have been approximately ¥27.7 billion and ¥65.4 billion, respectively, of which approximately ¥21.0 billion and ¥43.0 billion, respectively, were included in interest income on loans in the accompanying consolidated statements of income. Accruing loans contractually past due 90 days or more were ¥10,110 million and ¥21,381 million at March 31, 2005 and 2006, respectively.

The BTMU Group provided commitments to extend credit to customers with restructured loans. The amounts of such commitments were ¥18,195 million and ¥3,962 million at March 31, 2005 and 2006, respectively. See Note 25 for further discussion of commitments to extend credit.

Impaired Loans

The BTMU Group’s impaired loans primarily include nonaccrual loans and restructured loans. A summary of the recorded balances of impaired loans and related impairment allowance at March 31, 2005 and 2006 is shown below:

	2005		2006
	Recorded loan balance	Impairment allowance	Recorded loan balance	Impairment allowance
	(in millions)
Requiring an impairment allowance	¥789,378	¥342,363	¥1,056,108	¥396,963
Not requiring an impairment allowance	126,271	—	234,069	—

Total	¥915,649	¥342,363	¥1,290,177	¥396,963

Note:	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥12,149 million and nil at March 31, 2005 and 2006, respectively.

The average recorded investments in impaired loans were approximately ¥1,542 billion, ¥1,095 billion and ¥1,014 billion, respectively, for the fiscal years ended March 31, 2004, 2005 and 2006.

For the fiscal years ended March 31, 2004, 2005 and 2006, the BTMU Group recognized interest income of approximately ¥29.9 billion, ¥22.7 billion and ¥21.1 billion, respectively, on impaired loans. Interest income on nonaccrual loans was recognized on a cash basis when ultimate collectibility of principal was certain; otherwise, cash receipts are applied as principal reductions. Interest income on accruing impaired loans, including restructured loans, was recognized on an accrual basis to the extent that the collectibility of interest income was reasonably certain based on management’s assessment.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans Acquired in a Transfer

In accordance with SOP 03-3, the details of which are discussed in Note 1—Accounting Changes, the following table sets forth information primarily about loans of the ex-UFJ Bank Group acquired in connection with the merger, for which it is probable, at acquisition, that the BTMU Group will be unable to collect all contractually required payments receivable.

2006
(in millions)
Loans acquired during the fiscal year:
Contractually required payments receivable at acquisition	¥3,348,173
Cash flows expected to be collected at acquisition	1,458,726
Fair value of loans at acquisition	1,351,936

Accretable yield for loans within the scope of SOP 03-3:
Balance at beginning of fiscal year	¥—
Additions	106,790
Accretion	(200,617)
Disposals	(34,538)
Reclassifications from (to) nonaccretable difference	238,540

Balance at end of fiscal year	¥110,175

Loans within the scope of SOP 03-3:
Outstanding balance, beginning of fiscal year	¥—
Outstanding balance, end of fiscal year	1,920,622
Carrying amount, beginning of fiscal year	—
Carrying amount, end of fiscal year	866,608

For those loans within the scope of SOP 03-3 for which no yield has been accreted, the carrying amount at the acquisition date for loans acquired during the fiscal year ended March 31, 2006 was ¥468,960 million and the carrying amount of all loans at March 31, 2006 was ¥296,393 million. The additional provisions during the fiscal year ended March 31, 2006 was ¥24,617 million, and as a result, the amount of allowance for credit losses was ¥24,617 million at March 31, 2006. The BTMU Group considered prepayments in the determination of contractual cash flows and cash flows expected to be collected based on historical results.

Lease Receivable

As part of its financing activities, the BTMU Group enters into leasing arrangements with customers. The BTMU Group’s leasing operations are performed through leasing subsidiaries and consist principally of direct financing leases involving various types of data processing equipment, office equipment and transportation equipment.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2005 and 2006, the components of the investment in direct financing leases were as follows:

	2005(1)	2006
	(in millions)
Minimum lease payment receivable	¥578,370	¥1,041,285
Estimated residual values of leased property	38,179	42,183
Less—unearned income	(43,306)	(70,978)

Net investment in direct financing leases	¥573,243	¥1,012,490

Note:

(1)	The balances and components of the investment in direct financing leases at March 31, 2005 have been restated as follows:

	As previously reported	As restated
	(in millions)
Minimum lease payment receivable	¥539,180	¥578,370
Estimated residual values of leased property	29,509	38,179
Less—unearned income	(47,807)	(43,306)

Net investment in direct financing leases	¥520,882	¥573,243

Future minimum lease payment receivables under noncancelable leasing agreements as of March 31, 2006 were as follows:

Direct financing leases
(in millions)
Fiscal year ending March 31:
2007	¥288,550
2008	215,287
2009	181,387
2010	124,968
2011	80,827
2012 and thereafter	150,266

Total minimum lease payment receivables	¥1,041,285

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

Financial institutions, including the BTMU Group, waived the repayment of substantial amounts of the loans to the Jusen and transferred the remaining balances to HLAC. Financial institutions were requested to make loans to HLAC to finance its collection activities, and in the fiscal year ended March 31, 1997, the BTMU Group

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

made loans of ¥184,197 million with an original maturity term of 15 years. The 15-year term loans to HLAC, which are guaranteed by the DIC under the legislation and the loan agreements, mature in 2011 and earn interest at TIBOR (Tokyo Interbank Offered Rate) plus 0.125%. On October 1, 2005, the BTMU Group acquired, at fair value, loans of the ex-UFJ Bank Group to HLAC in connection with the merger with UFJ Bank. During the fiscal years ended March 31, 2005 and 2006, certain of these loans were repaid before maturity. At March 31, 2005 and 2006, outstanding loans to HLAC were ¥116,638 million and ¥140,085 million, respectively.

Under this restructuring program, a Financial Stabilization Fund (the “Special Fund”) was established within the DIC, and the Bank of Japan and other financial institutions established another fund (the “New Fund”). These funds are principally invested in Japanese government bonds. The BTMU Group made non-interest-earning deposits of ¥111,124 million with the Special Fund and the New Fund in the fiscal year ended March 31, 1997. On October 1, 2005, the BTMU Group acquired, at fair value, non-interest-earning deposits of the ex-UFJ Bank Group with the Special Fund and the New Fund. The deposit balances as of March 31, 2005 and 2006, which are included in Other Assets, were ¥84,765 million and ¥ 252,541 million, respectively, reflecting a present value discount and subsequent amortization of the discount during the period until the expected maturity date. The non-interest-earning deposits with these funds are expected to mature in 15 years from the deposit dates, which coincides with the planned operational lifespan of HLAC.

It is uncertain what losses (so-called “stage two loss”), if any, may ultimately be incurred by RCC through the collection of the Jusen loans during the 15-year term. If any such losses ultimately occur, the Japanese government will be liable for half of such losses, and the investment income to be earned by the Special Fund during the 15 years is to be used to cover the remaining half of the losses. The investment income to be earned by the New Fund during the 15 years is to be used to compensate for a portion of the public funds used for the Jusen restructuring.

At this time management believes all loans and deposits will be collectible according to their respective terms.

Sales of Loans

The BTMU Group originates various types of loans to corporate and individual customers in Japan and overseas in the normal course of its business. The Financial Services Agency of Japan (the “FSA”) announced in October 2002 that it will strive to reduce the aggregate ratio of nonperforming loans to total loans of major Japanese banks, including the BTMU Group, by approximately half by March 31, 2005. Pursuant to the FSA’s policy and in order to improve its loan quality, the BTMU Group actively disposed of nonperforming loans. Most of such nonperforming loans were disposed of by sales to third party purchasers including RCC without any continuing involvement. Management of the BTMU Group generally decides on approvals for disposals after significant sales terms, including prices, are negotiated. As such, loans are disposed of by sales shortly after the loans are transferred to held-for-sale classification. The gains on sales of loans were ¥5,479 million, ¥9,052 million and ¥45,689 million for the fiscal years ended March 31, 2004, 2005 and 2006, respectively. Such gains are included in the provision (credit) for credit losses and gains on sales of loans in the accompanying consolidated statements of income.

Loan Securitization

The BTMU Group had no significant transfers of loans in securitization transactions accounted for as sales for the fiscal years ended March 31, 2004 and 2006, and did not retain any significant interests associated with loans transferred in securitizations at March 31, 2006. The BTMU Group securitized mortgage loans in the fiscal year ended March 31, 2005. After securitizations of mortgage loans, the BTMU Group provides servicing and

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

advancing lines for the loans transferred to the trust. As a result of the securitization, the BTMU Group received proceeds of ¥8,620 million and recognized gains of ¥154 million for the fiscal year ended March 31, 2005. The BTMU Group did not possess any retained interests associated with the securitizations at March 31, 2005.

Related Party Loans

In some cases, BTMU and its banking subsidiaries make loans to related parties, including their directors and executive officers, in the course of their normal commercial banking business. At March 31, 2005 and 2006, outstanding loans to such related parties were not significant.

In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. For the fiscal years ended March 31, 2004, 2005 and 2006, there were no loans to related parties that were charged-off. Additionally, at March 31, 2005 and 2006, there were no loans to related parties that were impaired.

8.    ALLOWANCE FOR CREDIT LOSSES

Changes in the allowance for credit losses for the fiscal years ended March 31, 2004, 2005 and 2006 are shown below:

	2004	2005	2006
	(in millions)
Balance at beginning of fiscal year	¥1,058,633	¥649,339	¥567,651
Additions resulting from the merger with UFJ Bank(1)	—	—	279,158
Provision (credit) for credit losses	(142,617)	123,945	163,416
Charge-offs	277,465	233,305	127,125
Less—Recoveries	30,036	23,859	19,369

Net charge-offs	247,429	209,446	107,756
Others(2)	(19,248)	3,813	10,528

Balance at end of fiscal year	¥649,339	¥567,651	¥912,997

Notes:
(1)	Additions resulting from the merger with UFJ Bank represent the valuation allowance for acquired loans outside the scope of SOP 03-3. The allowance for credit losses on loans within the scope of SOP 03-3 was not carried over.
(2)	Others principally include foreign exchange translation and discontinued operations adjustments.

As explained in Note 7, nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans was removed from the allowance for credit losses and transferred to the valuation allowance for loan held for sale upon a decision to sell. Net charge-offs in the above table include the decrease in the allowance for credit losses due to loan disposal activity amounting to ¥120.1 billion, ¥25.3 billion and ¥26.1 billion for the fiscal years ended March 31, 2004, 2005 and 2006, respectively.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2005 and 2006 consisted of the following:

	2005	2006
	(in millions)
Land	¥97,565	¥327,782
Buildings	314,774	440,713
Equipment and furniture	392,140	491,353
Leasehold improvements	207,578	268,875
Construction in progress	2,923	6,640

Total	1,014,980	1,535,363
Less accumulated depreciation	588,001	632,116

Premises and equipment—net	¥426,979	¥903,247

Premises and equipment include capitalized leases, principally related to data processing equipment, which amounted to ¥46,054 million and ¥105,506 million at March 31, 2005 and 2006, respectively. Accumulated depreciation on such capitalized leases at March 31, 2005 and 2006 amounted to ¥30,880 million and ¥40,062 million, respectively.

Depreciation expense of premises and equipment for the fiscal years ended March 31, 2004, 2005 and 2006 was ¥48,017 million, ¥39,902 million and ¥66,402 million, respectively.

In March 1999, ex-BTM sold a 50% undivided interest in its head office building and land (including structure and equipment) for ¥91,500 million and a 50% undivided interest in its main office building and land (including structure and equipment) for ¥9,100 million to a real estate company. At the same time, ex-BTM entered an agreement to lease back the 50% undivided interest in the buildings sold from the buyer over a period of 7 years. BTMU has accounted for these transactions as financing arrangements, and recorded the total proceeds of ¥100,600 million as a financing obligation.

In August 2005, ex-BTM bought back a 50% undivided interest in these office buildings and land for ¥111,597 million. The buy back resulted in an extinguishment of debt of ¥103,731 million, which included the finance obligation for the 50% of any improvements that was paid by the real estate company, and loss on extinguishment of liabilities of ¥7,866 million. The repurchase was undertaken to increase the stability and flexibility of the property as the office buildings and land are expected to function as a significant piece of the infrastructure for BTMU.

Before the merger, ex-UFJ Bank entered into sales agreements to sell its buildings and land and, under separate agreements, leased those properties back for their business operations, including bank branches. Ex-UFJ Bank either provided nonrecourse financings to the buyers for the sales proceeds or invested in the equities of the buyers. As a result, ex-UFJ Bank was considered to have continuing involvement with the properties. For accounting and reporting purposes, these transactions were accounted for under the financing method with the sales proceeds recognized as a financing obligation. The properties were reported on the consolidated balance sheets and depreciated. Upon the merger with UFJ Holdings at October 1, 2005, the BTMU Group recorded the properties at fair value. At March 31, 2006, the financing obligation was ¥81,003 million.

For the fiscal years ended March 31, 2004, 2005 and 2006, the BTMU Group recognized ¥5,377 million, ¥1,183 million and ¥5,919 million, respectively, of impairment losses for long-lived assets, primarily domestic

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

real estate which was either formerly used for its domestic banking operations and is no longer used or real estate that is being used where recovery of the carrying amount is doubtful. In addition, ¥1,832 million, ¥947 million and ¥195 million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2004, 2005 and 2006, respectively. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, or the estimated price based on an appraisal.

10.    GOODWILL AND OTHER INTANGIBLE ASSETS

The BTMU Group applied SFAS No. 142 which requires that goodwill be tested for impairment at least annually. Further, SFAS No. 142 requires that intangible assets with finite useful lives continue to be amortized over their useful lives while intangible assets with indefinite lives are subject to impairment testing at least annually.

Goodwill

On July 1, 2005, as discussed in Note 4, all of shares of MUS held by BTMU were transferred to MUFG and MUS was deconsolidated from the BTMU Group, resulting in the disposition of the goodwill of ¥103 million for the fiscal year ended March 31, 2006. The deconsolidation of MUS also caused MUS to cease to be recognized as business segment. Also, following the merger with UFJ Bank, business segments have been changed in accordance with the internal management reporting system of the BTMU Group as discussed in Note 29.

The table below presents the changes in the carrying amount of goodwill by business segment during the fiscal years ended March 31, 2005 and 2006:

	Retail Banking	Corporate Banking	Global Banking			Global Markets	MUS	Total
			Other than UNBC	UNBC	Total
	(in millions)
For the fiscal year ended March 31, 2005
Balance at March 31, 2004	¥—	¥—	¥—	¥26,807	¥26,807	¥—	¥103	¥26,910
Goodwill acquired during the fiscal year	—	—	—	31,105	31,105	—	—	31,105
Foreign currency translation adjustments and other	—	—	—	(1,891)	(1,891)	—	—	(1,891)

Balance at March 31, 2005	¥—	¥—	¥—	¥56,021	¥56,021	¥—	¥103	¥56,124

For the fiscal year ended March 31, 2006
Balance at March 31, 2005	¥—	¥—	¥—	¥56,021	¥56,021	¥—	¥103	¥56,124
Goodwill acquired during the fiscal year	738,267	811,859	148,613	14,313	162,926	2,300	—	1,715,352
Goodwill disposed during the fiscal year	—	—	—	—	—	—	(103)	(103)
Foreign currency translation adjustments and other	—	—	—	6,610	6,610	—	—	6,610

Balance at March 31, 2006	¥738,267	¥811,859	¥148,613	¥76,944	¥225,557	¥2,300	¥—	¥1,777,983

Notes:
(1)	See Note 29 for the business segment information of the BTMU Group.
(2)	See Note 2 for the goodwill acquired in connection with the merger with UFJ Bank.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Intangible Assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of intangible assets at March 31, 2005 and 2006:

	2005			2006
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions)
Intangible assets subject to amortization:
Software	¥402,156	¥200,853	¥201,303	¥585,717	¥248,996	¥336,721
Core deposit intangibles	7,006	3,113	3,893	582,635	48,892	533,743
Customer relationships	—	—	—	163,263	12,944	150,319
Trade names	—	—	—	29,668	780	28,888
Other	10,363	6,340	4,023	11,606	7,898	3,708

Total	¥419,525	¥210,306	209,219	¥1,372,889	¥319,510	1,053,379

Intangible assets recorded in connection with the additional minimum pension liabilities under SFAS No. 87 (See Note 17)			1,822			225
Intangible assets not subject to amortization:
Indefinite-lived customer relationships			—			87,027
Indefinite-lived trade names			—			17,682
Other			4,483			10,059

Total			4,483			114,768

Total			¥215,524			¥1,168,372

Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2006 amounted to ¥972,247 million, which primarily consisted of ¥204,185 million of software, ¥574,696 million of core deposit intangibles, ¥163,263 million of customer relationships and ¥29,668 million of trade names. The weighted average amortization periods for these assets are 5 years, 18 years, 18 years and 19 years, respectively. There is no significant residual value estimated for these assets.

Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2006 amounted to ¥115,209 million, which primarily consisted of ¥87,027 million of indefinite-lived customer relationships and ¥17,682 million of indefinite-lived trade names.

See Note 2 for disclosures of acquired intangible assets in connection with the merger with UFJ Bank.

For the fiscal years ended March 31, 2004, 2005 and 2006, the BTMU Group recognized ¥215 million, ¥2,134 million and ¥207 million, respectively, of impairment losses for intangible assets not subject to amortization, which primarily consisted of leasehold and telephone subscription rights, whose carrying amount exceeded their fair value. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, or the estimated price based on an appraisal.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

(in millions)
Fiscal year ending March 31:
2007	¥198,043
2008	169,248
2009	142,004
2010	111,383
2011	87,386

11.    INCOME TAXES

The detail of current and deferred income tax expense (benefit) for the fiscal years ended March 31, 2004, 2005 and 2006 was as follows:

	2004	2005	2006
	(in millions)
Current:
Domestic	¥4,590	¥8,484	¥10,142
Foreign	38,147	49,346	54,288

Total	42,737	57,830	64,430

Deferred:
Domestic	276,127	170,860	6,516
Foreign	12,239	8,606	(2,025)

Total	288,366	179,466	4,491

Income tax expense from continuing operations	331,103	237,296	68,921
Income tax expense from discontinued operations	3,253	1,502	8,077
Income tax benefit from cumulative effect of a change in accounting principle	—	—	(5,759)
Income tax expense (benefit) reported in shareholder’s equity relating to:
Investment securities available for sale	252,131	3,303	705,843
Derivatives qualifying for cash flow hedges	(1,789)	(198)	(1,065)
Minimum pension liability adjustments	30,804	7,613	90,358
Foreign currency translation adjustments	(4,324)	7,760	5,138

Total	276,822	18,478	800,274

Total	¥611,178	¥257,276	¥871,513

Income taxes in Japan applicable to the BTMU Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 38.0%, 40.6% and 40.6%, respectively, for the fiscal years ended March 31, 2004, 2005 and 2006. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

Consolidated Corporate Tax

In March 2003, ex-MTFG’s application to file its tax returns under the consolidated corporate-tax system was approved by the Japanese tax authorities, and the consolidated corporate-tax system became effective for the

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

fiscal year ended March 31, 2003. At March 31, 2005, the tax-related payable to ex-MTFG, which was included in other liabilities was ¥8,965 million. The BTMU Group, however, had used the separate return method of allocation. Under the separate return method of allocation, current and deferred taxes for the fiscal years ended March 31, 2004 and 2005 were determined by applying the requirements of SFAS No. 109 as if the BTMU Group was filing a separate tax return. Although the consolidated corporate-tax system required to pay, for the fiscal years ended March 31, 2003 and 2004, a surcharge tax of 2.0% of taxable income in addition to the national corporate income tax rate, the BTMU Group reflected a tax provision calculated on the separate tax return basis and the combined normal effective statutory tax rate of the BTMU Group did not change. The difference between the cash flows that were to be paid or received under the Japanese tax law and the separate return method of tax allocation used for financial reporting purposes was reported in the consolidated financial statements as either a charge to retained earnings or a credit to paid-in capital.

In February 2005, ex-MTFG’s application to suspend the consolidated corporate-tax system was approved by the Japanese tax authorities. The ex-MTFG Group filed, for the fiscal year ended March 31, 2005, its tax returns under the consolidated corporate-tax system. Due to the suspension of the consolidated corporate-tax system, deferred income taxes had been calculated separately based on temporary differences as of March 31, 2005 and future taxable income at each company. In connection with the suspension, Japanese tax law required ex-MTFG to return the remaining net operating loss carryforwards (“NOLs”) to each subsidiary in which they originated. The balance of BTMU’s NOLs under Japanese tax law after the allocation, which occurred on April 1, 2005, was greater than that for financial accounting purposes at the same date. This is because more NOLs were reported as being utilized for financial reporting purposes, under the separate return basis, than were actually realized under the consolidated corporate-tax system. Based on the fact that the application to suspend the consolidated corporate-tax system was approved in February 2005, BTMU recognized an increase in deferred tax assets for this against the difference during the fiscal year ended March 31, 2005, which was credited to capital surplus.

Bank Tax

On March 30, 2000, the Tokyo Metropolitan Assembly passed a new tax rule that changed the basis on which it taxes large banks conducting business in Tokyo. Ex-BTM had been subject to the new rule. The new rule required large banks to pay a 3.0% local tax on their gross operating income derived from their Tokyo operations for a period of five fiscal years commencing April 1, 2000.

On May 30, 2000, the Osaka Prefectural Assembly also passed a new tax rule that is substantially the same as the rule approved by the Tokyo Metropolitan Assembly. The new rule required large banks to pay a 3.0% local tax on their gross operating income derived from Osaka operations for a period of five fiscal years commencing April 1, 2001.

The banks subject to the new tax rule, including ex-BTM, filed a complaint in October 2000 with the Tokyo District Court, calling for nullification of the new tax, which they claimed, unfairly targets banks. On March 26, 2002, the Tokyo District Court rejected the new tax enacted by the Tokyo Metropolitan Assembly. The court ordered the Tokyo Metropolitan Government to refund ¥72.4 billion in tax payments to 18 major banks and to pay an additional ¥1.8 billion in compensation.

On March 29, 2002, the Metropolitan Government lodged an appeal at the Tokyo High Court. Following the decision of the Tokyo District Court, 16 major banks filed a lawsuit on April 4, 2002 with the Osaka District Court against the Osaka Prefectural Government, seeking to nullify the new tax rule. In response to the lawsuit, on May 30, 2002, the Osaka Prefectural Government enacted a revised tax rule that changed the taxation for the fiscal year ended March 31, 2002 and the fiscal years subject to the new tax rule. Under the revised tax rule, for

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the fiscal years ended March 31, 2002 and 2003, large banks became subject to local taxes based on the lower of the 3.0% local tax on their gross operating income or the local tax computed based on net income.

On January 30, 2003, the Tokyo High Court also rejected the new tax rule and ordered the Tokyo Metropolitan Government to refund tax payments that the banks had paid over the past two years, which represents the difference between the 3.0% tax on the gross operating profits paid by the banks and the amount computed based on net income under the former rule. The order included the refund of ¥21.8 billion to ex-BTM. However, the Tokyo High Court reversed the lower court on the issue of additional compensation. The Tokyo Metropolitan Government appealed this decision to the Supreme Court of Japan.

On October 8, 2003, ex-BTM entered into a settlement-at-court with the Tokyo Metropolitan Government and the Tokyo Governor and withdrew their complaints regarding the Tokyo Metropolitan Government’s tax on large banks. The settlement included (a) a revision of the applicable tax rate to 0.9% from 3.0%, effective retroactive to the date of the enactment of the local tax in the fiscal year ended March 31, 2001 and (b) a refund representing the difference between the amount already paid by the banks and the amount computed based on the newly enacted rate plus accrued interest. On October 7, 2003, ex-BTM received a tax refund plus accrued interest amounting to ¥32,141 million.

In March 2003, the Japanese government amended the local tax law. Under the amended local tax law, a corporation size-based enterprise tax was effective, which superseded the current enterprise tax, including the local taxes levied by the Tokyo Metropolitan Government and Osaka Prefectural Government, from the fiscal year ended March 31, 2005. As a result, the normal effective statutory tax rate for the fiscal year ended March 31, 2005 used in calculating the future expected tax effects of temporary differences as of March 31, 2003 was approximately 40.5%.

In October 2003, the Tokyo Metropolitan Government and the Osaka Prefectural Government enacted a surcharge tax on the enterprise tax under the local tax law amended in March 2003. As a result, the normal effective statutory tax rate increased approximately 0.1% to approximately 40.6% effective for the fiscal year ended March 31, 2005. The change in tax rate, used in calculating the future expected tax effects of temporary differences, resulted in a decrease of ¥2,496 million in income tax expense for the fiscal year ended March 31, 2004.

Merger

Under the Japanese corporate tax law, the merger between ex-BTM and ex-UFJ Bank was treated as a tax qualified merger, and the tax basis of assets and liabilities and the operating loss carryforwards of ex-UFJ Bank were carried forward in BTMU’s income tax returns. As a result, the tax items comprising BTMU’s deferred tax assets and liabilities have significantly increased at March 31, 2006 as compared to those at March 31, 2005.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the effective income tax rate reflected in the accompanying consolidated statements of income to the combined normal effective statutory tax rate for the fiscal years ended March 31, 2004, 2005 and 2006 was as follows:

	2004	2005	2006
Combined normal effective statutory tax rate	38.0%	40.6%	40.6%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	0.1	0.5	1.1
Dividends from foreign subsidiaries	0.9	1.5	2.9
Foreign tax credit and payments	0.7	1.1	2.0
Higher (lower) tax rates applicable to income of subsidiaries	0.3	(1.1)	(12.2)
Minority interests	1.9	2.0	14.5
Change in valuation allowance	(4.9)	0.5	1.3
Enacted change in tax rates	(0.3)	—	—
Realization of previously unrecognised tax effects of subsidiaries	(1.7)	0.3	(29.1)
Change in foreign exchange rate	1.5	0.9	—
Nontaxable dividends received	(0.6)	(1.2)	(2.1)
Tax expense on capital transactions by a subsidiary	—	—	8.0
Other—net	2.3	0.2	(3.8)

Effective income tax rate	38.2%	45.3%	23.2%

Deferred tax assets and liabilities are computed for each tax jurisdiction using current enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the BTMU Group’s net deferred tax assets at March 31, 2005 and 2006 were as follows:

	2005	2006
	(in millions)
Deferred tax assets:
Allowance for credit losses	¥328,163	¥634,202
Net operating loss carryforwards	391,652	1,418,708
Loans	—	116,518
Accrued severance indemnities and pension liabilities	96,910	38,466
Accrued liabilities and other	94,225	266,384
Sale-and-leaseback transactions	39,384	49,253
Derivative financial instruments	32,938	165,080
Valuation allowance(1)	(108,972)	(380,715)

Total deferred tax assets	874,300	2,307,896

Deferred tax liabilities:
Investment securities	226,851	858,045
Intangible assets	—	342,356
Equipment and auto leasing	89,623	67,896
Other	21,617	27,812

Total deferred tax liabilities	338,091	1,296,109

Net deferred tax assets	¥536,209	¥1,011,787

Note:

(1)	At October 1, 2005, ¥327 billion of the valuation allowance related to gross deferred tax assets was attributable to the merger with UFJ Bank. Future recognition of the tax attributes associated with these gross deferred tax assets would result in tax benefits being allocated to reduce goodwill.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The valuation allowance was provided primarily against deferred tax assets recorded at the BTMU Group’s domestic subsidiaries with operating loss carryforwards. The amount of the valuation allowance is determined based on review of future taxable income (exclusive of reversing temporary differences and carryforwards) and future reversals of existing taxable temporary differences. Future taxable income is developed from forecasted operating results, based on recent historical trends and approved business plans, the eligible carryforward periods and other relevant factors. For certain subsidiaries where strong negative evidence exists, such as the existence of significant amounts of operating loss carryforwards, cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance was recognized against the deferred tax assets as of March 31, 2005 and 2006 to the extent that it is more likely than not that they will not be realized. The net changes in the valuation allowance for deferred tax assets were increases of ¥716 million and ¥271,743 million for the fiscal years ended March 31, 2005 and 2006, respectively. The increase for the fiscal year ended March 31, 2005 primarily reflected an increase in such operating loss carryforwards of certain subsidiaries, and the increase for the fiscal year ended March 31, 2006 primarily reflected an increase in the numbers of subsidiaries for which a valuation allowance was recognized against the deferred tax assets as a result of the merger with UFJ Bank.

At March 31, 2006, the BTMU Group had operating loss carryforwards of ¥3,547,994 million and tax credit carryforwards of ¥1,165 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

	Operating loss carryforwards	Tax credit carryforwards
	(in millions)
Fiscal year ending March 31:
2007	¥2,837	¥—
2008	—	—
2009	62,251	—
2010	1,937,031	—
2011	102,028	—
2012	1,100,263	—
2013 and thereafter	323,736	599
No definite expiration date	19,848	566

Total	¥3,547,994	¥1,165

In March 2004, the Japanese government extended the period for operating loss carryforwards from 5 years to 7 years under the corporate tax law. This applied retroactively to operating loss carryforwards since fiscal years beginning on or after April 1, 2001.

Income taxes are not provided on undistributed earnings of foreign subsidiaries, which are considered to be indefinitely reinvested in the operations of such subsidiaries. At March 31, 2006, such undistributed earnings of foreign subsidiaries amounted to approximately ¥302 billion. Determination of the amount of unrecognized deferred tax liabilities with respect to these undistributed earnings is not practicable because of the complexity associated with its hypothetical calculation including foreign withholding taxes and foreign tax credits. BTMU has neither plans nor the intention of disposing of investments in foreign subsidiaries and, accordingly, does not expect to record capital gains or losses, or otherwise monetize its foreign subsidiaries’ undistributed earnings. Rather, BTMU will receive a return on investments in foreign subsidiaries by way of dividends.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle for the fiscal years ended March 31, 2004, 2005 and 2006 was as follows:

	2004	2005	2006
	(in millions)
Domestic income	¥664,556	¥375,116	¥117,111
Foreign income	202,202	148,772	180,041

Total	¥866,758	¥523,888	¥297,152

12.    PLEDGED ASSETS AND COLLATERAL

Pledged Assets

At March 31, 2006, assets mortgaged, pledged, or otherwise subject to lien were as follows:

(in millions)
Due from banks	¥18
Trading account securities	1,554,190
Investment securities	6,445,430
Loans	7,758,830
Other	75,409

Total	¥15,833,877

The above pledged assets are classified by type of liabilities to which they relate as follows:

(in millions)
Deposits	¥343,615
Call money and funds purchased	704,332
Payables under repurchase agreements and securities lending transactions	5,705,178
Other short-term borrowings and long-term debt	9,077,248
Other	3,504

Total	¥15,833,877

In addition, at March 31, 2006, certain investment securities, principally Japanese national government and Japanese government agency bonds, and other assets aggregating ¥11,411,126 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Tokyo Bankers Association, for derivative transactions and for certain other purposes.

Under Japanese law, Japanese banks are required to maintain certain minimum reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2005 and 2006, the reserve funds maintained by the BTMU Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, were ¥2,980,755 million and ¥3,571,007 million, respectively. Average reserves during the fiscal years ended March 31, 2005 and 2006 were ¥3,643,134 million and ¥4,961,327 million, respectively.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Collateral

The BTMU Group accepts and provides financial assets as collateral for transactions, principally commercial loans, repurchase agreements and securities lending transactions, call money, and derivatives. Financial assets eligible for such collateral include, among others, marketable equity securities, trade and note receivables and certificates of deposit.

Secured parties, including creditors and counterparties to certain transactions with the BTMU Group, may sell or repledge financial assets provided as collateral. Certain contracts, however, may not be specific about the secured party’s right to sell or repledge collateral under the applicable statutes and, therefore, whether or not the secured party is permitted to sell or repledge collateral would differ depending on the interpretations of specific provisions of the existing statutes, contract or certain market practices. If the BTMU Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the BTMU Group reports such pledged financial assets separately on the face of the consolidated balance sheets. At March 31, 2006, the BTMU Group pledged ¥18,321 billion of assets that may not be sold or repledged by the secured parties.

The BTMU Group accepts collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that the BTMU Group may require the customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability is authorized by applicable legislation. In principle, Japanese legislation permits the BTMU Group to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the BTMU Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2005 and 2006, the fair value of the collateral accepted by the BTMU Group that is permitted to be sold or repledged was approximately ¥10,327 billion and ¥9,564 billion, respectively, of which approximately ¥5,072 billion and ¥2,455 billion, respectively, was sold or repledged. The amount includes the collateral that may be repledged under the current Japanese legislation but the BTMU Group does not dispose of before the counterparties’ default in accordance with the customary practice within the Japanese banking industry.

13.    DEPOSITS

The balances of time deposits, including certificates of deposit (“CDs”), issued in amounts of ¥10 million (approximately US$85 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2006) or more with respect to domestic deposits and issued in amounts of US$100,000 or more with respect to foreign deposits were ¥10,178,983 million and ¥6,612,024 million, respectively, at March 31, 2005, and ¥18,027,545 million and ¥7,723,655 million, respectively, at March 31, 2006.

(Note:	The balances of time deposits, including CDs, issued in amounts of ¥10 million or more with respect to domestic deposits at March 31, 2005 have been restated from ¥10,172,219 million to ¥10,178,983 million.)

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The maturity information at March 31, 2006 for domestic and foreign time deposits, including CDs, is summarized as follows:

	Domestic	Foreign
	(in millions)
Due in one year or less	¥26,771,071	¥9,206,957
Due after one year through two years	2,745,996	103,859
Due after two years through three years	2,727,878	38,611
Due after three years through four years	566,280	52,460
Due after four years through five years	659,698	12,277
Due after five years	327,625	19,056

Total	¥33,798,548	¥9,433,220

14.    DEBENTURES

In Japan, certain banks, including ex-BTM, were authorized to issue discount and coupon debentures in the domestic market under applicable banking laws. The Bank of Tokyo, Ltd., which merged with The Mitsubishi Bank, Limited to create ex-BTM, was authorized to issue such debentures and, after the merger in 1996, ex-BTM was also permitted to issue discount and coupon debentures in the domestic market through March 2002 under the Law concerning the Merger and Conversion of Financial Institutions of Japan.

All of the remaining debentures of ¥265,957 million at March 31, 2004 matured in the fiscal year ended March 31, 2005.

15.    CALL LOANS AND FUNDS SOLD, AND CALL MONEY AND FUNDS PURCHASED

A summary of funds transactions for the fiscal years ended March 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006
	(in millions, except percentages)
Average balance during the fiscal year:
Call money and funds purchased	¥2,029,233	¥2,088,810	¥2,169,761
Call loans and funds sold	557,638	753,685	976,376

Net funds purchased position	¥1,471,595	¥1,335,125	¥1,193,385

Call money and funds purchased:
Outstanding at end of fiscal year:
Amount	¥2,638,298	¥1,552,687	¥1,838,076
Principal range of maturities	1 day to 30 days	1 day to 30 days	1 day to 30 days
Weighted average interest rate	0.17%	0.29%	0.53%
Maximum balance at any month-end during the fiscal year	¥3,833,308	¥2,793,311	¥3,115,273
Weighted average interest rate paid during the fiscal year	0.27%	0.24%	0.22%

Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.    SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2005 and 2006, the BTMU Group had unused lines of credit for short-term financing amounting to ¥4,551,342 million and ¥10,096,726 million, respectively. The amounts principally consist of the lines of collateralized intraday overdrafts without interest charges and collateralized overnight loans on bills at the official discount rate granted by the Bank of Japan, which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The BTMU Group may borrow from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

Other short-term borrowings at March 31, 2005 and 2006 were comprised of the following:

	2005	2006
	(in millions, except percentages)
Domestic offices:
Loans on notes and acceptances transferred with recourse (rediscount)	¥7,135,600	¥6,559,779
Commercial paper(1)	1,153,880	1,150,731
Borrowings from financial institutions(1)	259,977	263,225
Other	24,187	157,887

Total domestic offices	8,573,644	8,131,622

Foreign offices:
Commercial paper	882,292	1,234,649
Other	175,632	323,122

Total foreign offices	1,057,924	1,557,771

Total	¥9,631,568	¥9,689,393

Weighted average interest rate on outstanding balance at end of fiscal year	0.30%	0.73%

Note:

(1)	The balances of commercial paper and borrowings from financial institutions included in domestic offices at March 31, 2005 have been restated from ¥1,059,400 million and ¥354,457 million to ¥1,153,880 million and ¥259,977 million, respectively.

A summary of other short-term borrowing transactions for the fiscal years ended March 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006
	(in millions, except percentages)
Average balance outstanding during the fiscal year	¥2,745,530	¥8,105,687	¥10,745,124
Maximum balance at any month-end during the fiscal year	4,379,446	11,227,440	15,614,428
Weighted average interest rate during the fiscal year	0.49%	0.27%	0.61%

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt (with original maturities of more than one year) at March 31, 2005 and 2006 was comprised of the following:

	2005	2006
	(in millions)
BTMU:
Obligations under capital leases	¥22,457	¥175,107
Obligation under sale-and-leaseback transactions	103,658	81,003
Unsubordinated debt:
Insurance companies and other institutions, maturing serially through 2012, principally 3.13% - 3.67%	120,617	36,048
Fixed rate bonds, payable in Great Britain pound, due 2006, principally 3.15%	—	2,002
Fixed rate bonds, payable in Japanese yen, due 2006 - 2022, principally 0.22% - 2.69%	1,882,745	2,707,792
Fixed rate borrowings, payable in Japanese yen, due 2006 - 2031, principally 0.00% - 7.30%	—	36,842
Fixed rate borrowings, payable in Philippine peso, due 2009 , principally 8.82%	—	580
Fixed rate borrowings, payable in Thai baht, due 2009 - 2013, principally 4.10% - 5.65%	—	3,684
Fixed rate borrowings, payable in United States dollars, due 2009 - 2018, principally 0.64% - 0.75%	—	18,856
Adjustable rate borrowings, payable in United States dollars, due 2006 - 2011, principally 2.94% - 4.72%	—	2,057
Floating rate borrowings, payable in United States dollars, due 2007 - 2008, principally 4.16% - 4.63%	—	84,570
Subordinated debt:
Insurance companies and other institutions, due 2006 - 2010, principally 0.16% - 0.51%	9,000	5,000
Fixed rate bonds, payable in United States dollars, due 2010 - 2011, principally 7.40% - 8.40%	214,684	495,290
Fixed rate borrowings, payable in United States dollars, due 2008 - 2013, principally 6.76% - 8.98%	—	580,304
Fixed rate bonds, payable in Japanese yen, due 2006 - 2020, principally 1.13% - 7.74%	390,000	529,122
Fixed rate borrowings, payable in Japanese yen, due 2006 - 2016, principally 1.63% - 6.20%	399,266	585,285
Adjustable rate borrowings, payable in United States dollars, due 2006 , principally 2.90%	—	293
Adjustable rate bonds, payable in Japanese yen, due 2011 - 2012, principally 0.60% - 1.05%	33,000	33,000
Adjustable rate borrowings, payable in Japanese yen, due 2006 - 2021, principally 0.16% - 2.02%	184,500	206,500
Adjustable rate borrowings, payable in Chinese yuan, due 2006, 2.80%	259	—
Floating rate bonds, payable in Euro, due 2015, principally 3.50%	—	142,810
Floating rate bonds, payable in Japanese yen, due 2011 - 2013, principally 0.71% - 1.27%	—	81,000
Floating rate borrowings, payable in Japanese yen, due 2006 - 2035, principally 0.07% - 4.03%	509,308	1,619,369
Floating rate borrowings, payable in United States dollars, due 2015 - 2016, principally 5.05% - 6.25%	32,217	376,844
Floating rate borrowings, payable in Euro, due 2015 - 2016, principally 2.70% - 4.75%	41,661	227,068
Obligations under loan securitization transaction accounted for as secured borrowings, due 2006 -2043, principally 0.28% - 2.17%	480,969	2,045,116

Total	4,424,341	10,075,542

Subsidiaries:
Unsubordinated debt:
Insurance companies and other institutions, due 2006 - 2013, principally 0.46% - 11.62%	40,694	437,371
0.25% Convertible Bonds due 2014, payable in Japanese yen	49,165	—
Fixed rate bonds and notes, payable in United States dollars, due 2006 - 2023, principally 3.40% - 8.22%	44,438	34,557
Fixed rate bonds and notes, payable in Japanese yen, due 2006 - 2024, principally 0.12% - 4.75%	203,116	481,618
Fixed rate bonds and notes, payable in Euro, due 2006 - 2010, principally 3.91% - 6.25%	—	250
Fixed rate bonds and notes, payable in Indonesian rupiah, due 2007, principally 19.00%	—	576
Adjustable rate bonds and notes, payable in United States dollars, due 2011, principally 4.78%	7,441	3,294
Adjustable rate bonds and notes, payable in Japanese yen, due 2005 - 2006, principally 1.58% - 2.20%	1,390	—
Floating rate bonds and notes, payable in United States dollars, due 2006 - 2016, principally 4.77% - 9.02%	6,564	59,270
Floating rate bonds and notes, payable in Japanese yen, due 2006 - 2011, principally 0.04% - 3.50%	270,630	423,174
Floating rate notes, payable in Euro, due 2009, 2.59%	708	—
Floating rate bonds and notes, payable in Thai baht, due 2006 - 2010, principally 0.09% - 1.36%	—	964
Floating rate bonds and notes, payable in Hong Kong dollars, due 2006 - 2011, principally 0.68% - 4.84%	—	2,225
Obligations under capital leases and other miscellaneous debt	5,782	13,117

Total unsubordinated debt	629,928	1,456,416

Subordinated debt:
Insurance companies and other institutions, due 2014, principally 2.40% - 2.60%	13,745	10,000
Fixed rate bonds and notes, payable in United States dollars, due 2013 - 2030, principally 5.25% - 10.88%	50,875	48,947
Fixed rate bonds and notes, payable in Japanese yen, due 2015, principally 1.45%	16,052	10,000
Floating rate bonds and notes, payable in United States dollars, due 2016, principally 5.55%	1,560	3,837
Floating rate bonds and notes, payable in Japanese yen, due 2005 - 2010, principally 0.00% - 1.53%	59,887	—

Total subordinated debt	142,119	72,784

Obligations under loan securitization transaction accounted for as secured borrowings, due 2008, principally 1.66%	—	321,096

Total subsidiaries	772,047	1,850,296

Total	¥5,196,388	¥11,925,838

Note:	Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of market indices.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

BTMU and certain subsidiaries entered into interest rate and currency swaps for certain debt in order to manage exposure to interest rate and currency exchange rate movements. As a result of these swap arrangements, the effective interest rates may differ from the coupon rates reflected in the above table. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2005 and 2006. Certain interest rates are determined by formulas and may be subject to certain minimum and maximum rates. Floating and adjustable rate debt agreements may provide for interest rate floors to prevent negative interest payments (i.e., receipts).

Certain debt agreements permit BTMU and some of its subsidiaries to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

The following is a summary of maturities of long-term debt subsequent to March 31, 2006:

	BTMU	Other subsidiaries	Total
	(in millions)
Fiscal year ending March 31:
2007	¥1,249,917	¥417,126	¥1,667,043
2008	909,220	425,008	1,334,228
2009	996,962	341,805	1,338,767
2010	638,147	219,401	857,548
2011	931,189	249,656	1,180,845
2012 and thereafter	5,350,107	197,300	5,547,407

Total	¥10,075,542	¥1,850,296	¥11,925,838

17.    SEVERANCE INDEMNITIES AND PENSION PLANS

BTMU and Domestic Subsidiaries

Effective October 1, 2005, the ex-BTM Group assumed the obligations of the ex-UFJ Bank Group’s severance indemnities and pension plans for financial accounting purposes. These plans were similar to those of the ex-BTM Group. On January 1, 2006, BTMU integrated severance indemnities and pension plans of the heritage two banks and established new plans.

BTMU and certain domestic subsidiaries have severance indemnities plans under which their employees in Japan, other than those who are directors, are entitled, under most circumstances, upon mandatory retirement at normal retirement age or earlier termination of employment, to lump-sum severance indemnities. Under the severance indemnities plans, benefit payments in the form of lump-sum cash payment without allowing a benefit payee an option to receive annuity payments, upon mandatory retirement at normal retirement age or earlier termination of employment, are provided. When a benefit is paid in a single payment to a benefit payee under the plans, the payment represents final relief of the obligation.

BTMU and certain domestic subsidiaries also have funded contributory and non-contributory defined benefit pension plans (private plans) which cover substantially all of their employees in Japan and provide for lifetime annuity payments commencing at age 65 based on eligible compensation at the time of severance, years of service and other factors.

Ex-BTM had Employees’ Pension Fund plans (“EPF”s), which were contributory defined benefit pension plans established under the Japanese Welfare Pension Insurance Law (“JWPIL”). These plans were composed of (a) substitutional portion based on the pay-related part of the old-age pension benefits prescribed by JWPIL (similar to social security benefits in the United States) and (b) a corporate portion based on a contributory

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

defined benefit pension arrangement established at the discretion. BTMU and certain domestic subsidiaries with an EPF and their employees were exempted from contributions to Japanese Pension Insurance (“JPI”) that would otherwise be required if they had not elected to fund the substitutional portion of the benefit through an EPF arrangement. The EPF, in turn, had paid both the corporate and substitutional pension benefits to retired beneficiaries out of its plan assets. Benefits of the substitutional portion had been based on a standard remuneration schedule as determined by the JWPIL, but the benefits of the corporate portion had been based on a formula determined by each employer/EPF. Pension benefits and plan assets applicable to the substitutional portion had been included with the corporate portion in the determination of net periodic costs and funded status.

In June 2001, JWPIL was amended to permit each employer/EPF’s to separate the substitutional portion from its EPF’s and transfer the obligation and related assets to the government. The separation process occurred in several phases.

In June 2003, ex-BTM submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved in August 2003. In August 2004, ex-BTM made another application for transfer to the government of the remaining substitutional portion and the application was approved in November 2004. To complete the separation process, the substitutional obligation and related plan assets were transferred to a government agency on March 28, 2005.

In accordance with EITF 03-2, the details of which are discussed in Note 1—Accounting Changes, ex-BTM recognized (1) the difference of ¥103,001 million between the accumulated benefit obligations settled and the assets transferred to the Japanese Government as a government grant for transfer of the substitutional portion of EPF’s, (2) the proportionate amount of the net unrealized loss of ¥69,257 million for the substitutional portion as settlement loss, and (3) the difference of ¥1,221 million between the projected benefit obligations and the accumulated benefit obligations related to the substitutional portion, as gain on derecognition of previously accrued salary progression for the fiscal year ended March 31, 2006.

The remaining portion of the EPF (that is, the corporate portion) continued to exist as a Corporate Defined Benefit Pension plan (“CDBP”), although, from a legal or regulatory perspective, the EPF is deemed to have been dissolved and a CDBP is deemed newly established when the separation process completed. Subsequent to the separation process, ex-BTM transferred the remaining corporate portion of the EPF into a CDBP. On October 1, 2005, ex-BTM assumed ex-UFJ Bank’s non-contributory CDBP for financial accounting purposes, while ex-BTM’s CDBP was a contributory plan at that time. On January 1, 2006, BTMU integrated the pension plans of both banks and established a new non-contributory pension plan. The integration resulted in the change of the amounts of benefits earned based on employees’ services rendered in prior fiscal periods. The plan amendment will be accounted for in the fiscal year ending March 31, 2007, since the plan amendment occurred after BTMU’s measurement date of December 31. The plan amendment is not expected to have a materially adverse impact on the BTMU Group’s results of operations and financial position.

BTMU also has closed Tax-Qualified Pension Plans (“closed TQPPs”), funded non-contributory defined benefit pension plans, providing benefits to certain retired employees, excluding directors, in Japan, based on eligible compensation at the time of severance, years of service and other factors. BTMU’s plan covers retired employees whose service period with BTMU was 5 years or more, and provides for lifetime or certain limited period annuity payments commencing at age 60.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net periodic cost of the severance indemnities and pension plans for the fiscal years ended March 31, 2004, 2005 and 2006 included the following components:

	2004	2005	2006
	(in millions, except percentages)
Service cost—benefits earned during the fiscal year	¥17,962	¥14,845	¥18,229
Interest costs on projected benefit obligation	14,740	15,999	17,443
Expected return on plan assets	(13,273)	(14,934)	(18,543)
Amortization of unrecognized net obligation at transition	1,993	548	206
Amortization of unrecognized prior service cost	(795)	(795)	(624)
Amortization of net actuarial loss	26,941	19,861	13,561
Loss on settlements	4,237	3,019	70,550
Gain on derecognition of previously accrued salary progression	—	—	(1,221)

Net periodic benefit cost	¥51,805	¥38,543	¥99,601

Weighted-average assumptions used:
Discount rates in determining expense	1.87%	2.07%	2.18	%(1)
Discount rates in determining benefit obligation	2.07	2.18	2.12
Rates of increase in future compensation level for determining expense	2.33	2.56	2.68	(1)
Rates of increase in future compensation level for determining benefit obligation	2.56	2.68	2.54
Expected rates of return on plan assets	2.53	2.56	2.53	(1)

Note:

(1)	Weighted-average assumptions used in determining expenses for the fiscal year ended March 31, 2006 in the above table are for the ex-BTM Group only. These assumptions used for the ex-UFJ Bank Group, related to expenses recognized since October 1, 2005, were as follows:

2006
Discount rates in determining expense	2.15%
Rates of increase in future compensation level for determining expense	4.97
Expected rates of return on plan assets	2.62

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2005 and 2006 for the plans of BTMU and certain domestic subsidiaries. BTMU and some of its domestic subsidiaries have measured plan assets and benefit obligations at December 31 each fiscal year for the purpose of financial statements. Accordingly, funded status and amounts recognized in the table below shows the combined amounts of those presented in the consolidated financial statements of these subsidiaries.

	2005			2006
	Severance indemnities plans and non- contributory pension plans	Contributory pension plans	Total	Severance indemnities plans and non- contributory pension plans	Contributory pension plans	Total
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥139,141	¥646,291	¥785,432	¥136,799	¥667,558	¥804,357
Service cost	6,879	7,966	14,845	10,028	8,201	18,229
Interest cost	2,650	13,349	15,999	6,204	11,239	17,443
Plan participants’ contributions	—	857	857	—	828	828
Amendment	—	—	—	(7,060)	—	(7,060)
Acquisitions in connection with the merger with UFJ Bank	—	—	—	709,176	—	709,176
Divestitures	—	—	—	(32,114)	—	(32,114)
Actuarial loss	1,114	17,076	18,190	3,926	3,689	7,615
Benefits paid	(2,594)	(17,981)	(20,575)	(9,793)	(15,445)	(25,238)
Separation	—	—	—	—	(198,528)	(198,528)
Lump-sum payment	(10,391)	—	(10,391)	(11,208)	—	(11,208)

Benefit obligation at end of fiscal year	136,799	667,558	804,357	805,958	477,542	1,283,500

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	74,772	496,499	571,271	81,822	522,578	604,400
Actual return on plan assets	5,706	23,549	29,255	112,692	99,132	211,824
Acquisitions in connection with the merger with UFJ Bank	—	—	—	751,638	—	751,638
Divestitures	—	—	—	(19,692)	—	(19,692)
Employer contributions	3,938	19,654	23,592	8,961	10,592	19,553
Plan participants’ contributions	—	857	857	—	828	828
Benefits paid	(2,594)	(17,981)	(20,575)	(9,793)	(15,445)	(25,238)
Separation	—	—	—	—	(94,306)	(94,306)

Fair value of plan assets at end of fiscal year	81,822	522,578	604,400	925,628	523,379	1,449,007

Reconciliation of funded status:
Funded status	(54,977)	(144,980)	(199,957)	119,670	45,837	165,507
Reclassification(1)	—	—	—	45,837	(45,837)	—
Contributions to or benefits paid from plan assets during the three months ended March 31, 2005 and 2006	3,035	2,675	5,710	13,157	—	13,157
Unrecognized net actuarial loss	35,083	246,681	281,764	6,085	—	6,085
Unrecognized prior service cost	(2,032)	(21,843)	(23,875)	(27,534)	—	(27,534)
Unrecognized net obligation at transition	(67)	916	849	642	—	642

Net amount recognized	¥(18,958)	¥83,449	¥64,491	¥157,857	¥—	¥157,857

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥307	¥—	¥307	¥191,644	¥—	¥191,644
Accrued benefit cost	(38,730)	(119,780)	(158,510)	(33,787)	—	(33,787)
Intangible assets	816	916	1,732	—	—	—
Accumulated other changes in equity from nonowner sources	18,649	202,313	220,962	—	—	—

Net amount recognized	¥(18,958)	¥83,449	¥64,491	¥157,857	¥—	¥157,857

Note:
(1)	Reclassification is due to the integration of pension plans of ex-BTM and ex-UFJ Bank on January 1, 2006, and the resulting change of ex-BTM’s contributory pension plan into a non-contributory pension plan established by a new bank.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregated accumulated benefit obligations of these plans were ¥768,620 million and ¥1,242,495 million, respectively, at March 31, 2005 and 2006. The severance indemnities plans generally employ a multi-variable, non-linear formula based upon compensation at the time of severance, rank and years of service. Employees with service in excess of one year are qualified to receive lump-sum severance indemnities.

BTMU and certain domestic subsidiaries had no plans with assets in excess of accumulated benefit obligations at March 31, 2005. The projected benefit obligations, accumulated benefit obligations and fair value of plans assets for the plans of BTMU and certain domestic subsidiaries with accumulated benefit obligations in excess of plan assets were ¥79,528 million, ¥76,154 million and ¥54,420 million, respectively, at March 31, 2006.

Asset allocation

The asset allocation of BTMU’s contributory pension plan, which is a plan of ex-BTM, at December 31, 2004 and 2005 by asset category, was as follows:

	Contributory pension plan assets at December 31,
Asset category	2004	2005
EPF/CDBP assets	88.52%	80.52%
Fund for corporate portion	70.38	80.52
Japanese equity securities(1)	18.86	21.59
Japanese debt securities(2)	28.61	27.46
General account of life insurance companies(3)	11.06	11.11
Non-Japanese equity securities	6.66	12.79
Non-Japanese debt securities	4.96	7.20
Short-term assets	0.23	0.37
Fund for substitutional portion(4)	18.14	—
Japanese short-term monetary assets(5)	18.14	—
Assets retained in employee retirement benefit trust	11.48	19.48
Japanese equity securities	11.48	19.48

Total	100.00%	100.00%

Notes:

(1)	Japanese equity securities include MUFG and the BTMU Group’s common stock in the amounts of ¥1,436 million (0.27% of plan assets) and ¥ 3,481 million (0.67% of plan assets) at December 31, 2004 and 2005, respectively.
(2)	Japanese debt securities include the BTMU Group’s debt securities in the amounts of ¥220 million (0.04% of plan assets) and ¥1,644 million (0.31% of plan assets) at December 31, 2004 and 2005, respectively.
(3)	“General account of life insurance companies” is a contract with life insurance companies that guarantees a return of approximately 1.22% (from April 2005 to March 2006), which is mainly invested in assets with low market risk such as Japanese debt securities. In terms of pension plan asset allocation, BTMU regards the general account in the same category as Japanese debt securities, because it is generally believed that there is a high degree of correlation between their performances. BTMU carefully monitors life insurance companies by credit rating and other assessments.
(4)	As a result of the transfer of the substitutional portion of EPF liabilities, there were no plan assets related to the substitutional portion at December 31, 2005.
(5)	Included bank deposit for benefit payments at December 31, 2004.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The asset allocation of BTMU’s non-contributory pension plan, which is a plan of ex-UFJ Bank, at December 31, 2005 by asset category, was as follows:

Asset category	Non-contributory pension plan assets at December 31, 2005
CDBP assets	78.83%
Japanese equity securities(1)	27.39
Japanese debt securities(2)	24.96
General account of life insurance companies	1.25
Non-Japanese equity securities	16.45
Non-Japanese debt securities	7.80
Short-term assets	0.98
Assets retained in employee retirement benefit trust	21.17
Japanese equity securities	21.17

Total	100.00%

Notes:

(1)	Japanese equity securities include the MUFG Group’s common stock in the amounts of ¥6,169 million (0.91% of plan assets) at December 31, 2005.
(2)	Japanese debt securities include the MUFG Group’s debt securities in the amounts of ¥635 million (0.09% of plan assets) at December 31, 2005.

The asset allocations of other plans, which are BTMU’s severance indemnities plans and TQPPs, and severance indemnities and pension plans of certain domestic subsidiaries, were as follows:

Asset category	Asset ratio at December 31,
	2004	2005
Japanese equity securities(1)(2)	74.00%	84.29%
Japanese debt securities	16.94	7.93
Non-Japanese equity securities	0.60	3.99
Non-Japanese debt securities	0.26	2.22
Others	8.20	1.57

Total	100.00%	100.00%

Notes:

(1)	BTMU’s severance indemnities plan assets are an employee retirement benefit trust invested in Japanese equity securities.
(2)	Japanese equity securities include the MUFG Group’s common stock in the amounts of ¥39 million (1.26% of plan assets) at December 31, 2005.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment policies

BTMU’s target asset allocation for funds of pension plans at December 31, 2005 was as follows:

Asset category	Target asset allocation at December 31, 2005
Japanese equity securities	24.9%
Japanese debt securities	48.7
Non-Japanese equity securities	17.2
Non-Japanese debt securities	9.2

Total	100.0%

The target asset allocation in the above table is based on a weighted-average allocation of ex-BTM and ex-UFJ Bank at December 31, 2005. In March 2006, BTMU, as a new bank, revised its target asset allocation for CDBP as follows:

Asset category	Target asset allocation
Japanese equity securities	21.0%
Japanese debt securities	51.0
Non-Japanese equity securities	19.0
Non-Japanese debt securities	9.0

Total	100.0%

BTMU regards that the purpose of pension plan investments is to achieve assured benefits and stable contributions through proper risk control and return maximization. BTMU attaches a great deal of importance to the long-term performance of its pension plan investments to achieve assured benefits. BTMU fixes the long-term asset allocation, which will be maintained for approximately five years, for efficient long-term investment return. The long-term asset allocation is based on optimal portfolios, which are estimated by expected return and risk according to each asset class, while considering BTMU’s risk tolerance.

As a general rule, BTMU reviews its investment policies approximately every five years. Additionally, a review is made in the following situations: large fluctuations in pension plan liabilities caused by modifications of pension plans, or changes in the market environment. BTMU carefully examines investment in alternative assets, such as derivatives or hedge funds, while considering BTMU’s investment administration structure. BTMU controls risk on its pension plan portfolio by standard deviation analysis. Additionally, BTMU requires and checks that investment companies tracks errors in each asset class within a designated range.

BTMU regards that the purpose of employee retirement benefit trust investment is to achieve assured benefits by contribution of assets to the trust. Employee retirement benefit trust assets are invested in Japanese equity securities. This asset allocation will be held for the medium term, but it is undecided whether it will be held in the long term.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

BTMU’s severance indemnities plan consists of an employee retirement benefit trust. The trust’s purpose and basic policy is described above. BTMU’s TQPPs has closed and there are no more new beneficiaries. Therefore, to achieve assured benefit, the fund is invested in assets with low market risk.

Basis and procedure for estimating long-term return of each asset class

The expected long-term return on the fund for the pension plan is 3.5% for each asset class. BTMU estimates the expected rate of return on plan assets using a forward-looking building block approach. In this approach, the rate of return for each component of the plan assets is derived from both long-term historical performance and forward-looking return expectations based on future prospects of the economy and capital markets. The expected rate of return on plan assets is the average of the expected rates of return weighted by portfolio allocation.

The expected rate of return on the employee retirement benefit trust is estimated as 0.93% based on the expected dividend yield on Japanese equity securities. Expected capital return is not taken into account, because the long-term asset allocation is undecided.

BTMU’s severance indemnities plan consists of an employee retirement benefit trust. The trust’s expected return is as described above.

The expected rate of return on closed TQPPs is estimated as 2.32% based on the performance over the last three fiscal years.

Cash flows

BTMU and certain domestic subsidiaries expect to contribute approximately ¥40.8 billion to pension plans in the fiscal year ending March 31, 2007 based upon their current funded status and expected asset return assumptions.

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

Expected benefits
(in millions)
Fiscal year ending March 31:
2007	¥60,932
2008	61,599
2009	63,062
2010	63,975
2011	64,545
Thereafter (2012-2016)	330,114

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The expected benefits in the above table are the total of ex-BTM’s plan and ex-UFJ Bank’s plan at December 31, 2005. The expected benefits based on BTMU’s new plan established in January 2006 are as follows:

Expected benefits
(in millions)
Fiscal year ending March 31:
2007	¥ 61,148
2008	61,789
2009	63,237
2010	64,123
2011	64,639
Thereafter (2012-2016)	328,110

In accordance with BTMU’s and certain domestic subsidiaries’ employment practices, certain early-terminated employees are entitled to special lump-sum termination benefits. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2004, 2005 and 2006 were ¥8,902 million, ¥6,433 million and ¥8,101 million, respectively.

Foreign Offices and Subsidiaries

Foreign offices and subsidiaries also have defined contribution plans and/or defined benefit plans. The cost of such plans charged to operations for the fiscal years ended March 31, 2004, 2005 and 2006 were ¥7,728 million, ¥8,673 million and ¥10,606 million, respectively, including ¥3,404 million, ¥3,265 million and ¥3,673 million, respectively, for defined contribution plans.

Foreign offices and subsidiaries have postemployment and/or postretirement plans for eligible employees and retirees. The costs charged to operations for the fiscal years ended March 31, 2004, 2005 and 2006 were ¥3,115 million, ¥2,371 million and ¥2,286 million, respectively.

Certain of BTMU’s subsidiaries in the United States of America maintain employees’ retirement plans, which are qualified retirement plans covering substantially all of the employees of such subsidiaries. The plans are non-contributory defined benefit plans, which provide benefit upon retirement based on years of service and average compensation. The plans are funded on a current basis in compliance with the requirement of the Employee Retirement Income Security Act of the United States of America. These subsidiaries also provide certain post employment benefits and postretirement benefits other than pensions for employees. Plan assets are generally invested in U.S. government securities, corporate bonds and mutual funds.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The net periodic cost of the employees’ retirement and other benefit plans of certain offices and subsidiaries in the United States of America for the fiscal years ended March 31, 2004, 2005 and 2006 include the following components:

	2004	2005	2006
	(in millions, except percentages)
Service cost—benefits earned during the fiscal year	¥5,060	¥5,321	¥6,311
Interest costs on projected benefit obligation	7,567	7,465	8,195
Expected return on plan assets	(9,769)	(10,626)	(12,435)
Amortization of unrecognized net obligation at transition	307	292	231
Amortization of unrecognized prior service cost	(89)	1	41
Amortization of net actuarial loss	1,866	2,468	3,464

Net periodic benefit cost	¥4,942	¥4,921	¥5,807

Weighted-average assumptions used:
Discount rates in determining expense	6.79%	6.23%	5.77%
Discount rates in determining benefit obligation	6.23	5.77	5.47
Rates of increase in future compensation level for determining expense	4.90	5.03	4.48
Rates of increase in future compensation level for determining benefit obligation	5.03	4.48	4.66
Expected rates of return on plan assets	8.24	8.27	8.26

The following tables present the assumed weighted-average medical benefits cost trend rates for certain offices and subsidiaries in the United States of America, which are used to measure the expected cost of benefits at year-end, and the effect of a one-percentage-point change in the assumed medical benefits cost trend rate:

	Postretirement welfare benefits		Other postretirement benefits
	Years ended December 31,		Years ended December 31,
	2004	2005	2004	2005
Health care cost trend rate assumed for next year	9.00%	8.00%	7.25%	8.93%
Rate to which cost trend rate is assumed to decline (the ultimate trend rate)	5.50%	5.50%	5.00%	5.00%
Year the rate reaches the ultimate trend rate	2009	2009	2008	2011

	Postretirement welfare benefits		Other postretirement benefits
	One-percentage- point increase	One-percentage- point decrease	One-percentage- point increase	One-percentage- point decrease
	(in millions)
Effect on total of service and interest cost components	¥62	¥(50)	¥256	¥(211)
Effect on postretirement benefit obligation	547	(458)	1,954	(1,657)

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2005 and 2006 for the employees’ retirement and other benefit plans of certain offices and subsidiaries in the United States of America:

	2005	2006
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥120,452	¥134,660
Service cost	5,321	6,311
Interest cost	7,465	8,195
Plan participants’ contributions	265	288
Amendments	(339)	(199)
Divestitures	—	(186)
Actuarial loss	9,965	11,448
Benefits paid	(4,909)	(5,028)
Translation adjustments	(3,560)	19,019

Benefit obligation at end of fiscal year	134,660	174,508

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	115,483	133,859
Actual return on plan assets	13,737	11,606
Divestitures	—	(149)
Employer contributions	13,029	23,184
Plan participants’ contributions	265	288
Benefits paid	(4,909)	(5,028)
Translation adjustments	(3,746)	19,692

Fair value of plan assets at end of fiscal year	133,859	183,452

Reconciliation of funded status:
Funded status	(801)	8,944
Unrecognized net actuarial loss	40,187	54,857
Unrecognized prior service cost	(316)	(525)
Unrecognized net obligation at transition	1,771	1,691

Net amount recognized	¥40,841	¥64,967

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥44,318	¥68,325
Accrued benefit cost	(3,917)	(5,447)
Intangible assets	90	88
Accumulated other changes in equity from nonowner sources	350	2,001

Net amount recognized	¥40,841	¥64,967

The aggregated accumulated benefit obligations of these plans were ¥104,405 million and ¥134,409 million, respectively, at March 31, 2005 and 2006.

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans of certain offices and subsidiaries in the United States of America with accumulated benefit obligations in excess of plan assets were ¥9,179 million, ¥8,745 million and ¥6,286 million, respectively at March 31, 2005 and ¥11,455 million, ¥10,843 million and ¥8,194 million, respectively at March 31, 2006.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

UNBC provides additional retirement benefits to eligible employees through several unfunded Executive Supplemental Benefit Plans (“ESBPs”). The accrued benefit cost for the ESBPs included in Other liabilities in the consolidated balance sheets was ¥4,492 million and ¥6,463 million at March 31, 2005 and 2006, respectively. Expense relating to the ESBPs for the fiscal years ended March 31, 2004, 2005 and 2006 was ¥31 million, ¥443 million and ¥587 million, respectively. The accrued benefit cost included additional minimum liability, of which ¥170 million and ¥137 million were also recognized as intangible assets at March 31, 2005 and 2006, respectively. The additional minimum liability recognized in excess of the unrecognized prior service costs, amounting to ¥657 million, ¥1,129 million and ¥2,012 million at March 31, 2004, 2005 and 2006, respectively, were reported in accumulated other changes in equity in nonowner sources.

Asset allocation

The asset allocations of certain offices and subsidiaries in the United States of America in severance indemnities plans, contributory pension plans and non-contributory pension plans are as follows:

	Asset ratio at December 31,
Asset category	2004	2005
Equity securities	71.20%	68.12%
Debt securities	28.43	29.67
Others	0.37	2.21

Total	100.00%	100.00%

Investment policies

Target asset allocation for funds of certain offices and subsidiaries in the United States of America is as follows:

Asset category	Target asset allocation
Equity securities	69.2%
Debt securities	30.8

Total	100.0%

The investment objective for pension plans of certain offices and subsidiaries in the United States of America is to optimize total return within reasonable and prudent levels of risk. The plans’ asset allocation strategy is the principal determinant in achieving expected investment returns on the plans’ assets. Actual asset allocations may fluctuate within acceptable ranges due to market value variability. If market fluctuations cause an asset class to fall outside of its strategic asset allocation range, the portfolio will be rebalanced as appropriate. Plan asset performance is compared against established indices and peer groups to evaluate whether the risk associated with the portfolio is appropriate for the level of return.

Basis and procedure for estimating long-term return of each asset class

Certain offices and subsidiaries in the United States of America periodically reconsider the expected long-term rate of return for plan assets. They evaluate the investment return volatility of different asset classes and compare the liability structure of their plan to those of other companies, while considering their funding policy to maintain a funded status sufficient to meet participants’ benefit obligations, and reduce long-term funding requirements and pension costs. Based on this information, certain offices and subsidiaries in the United States of America update the expected long-term rate of return.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash flows

Certain offices and subsidiaries in the United States of America expect to contribute approximately ¥14.2 billion to pension plans in the fiscal year ending March 31, 2007 based upon their current funded status and expected asset return assumptions.

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

Expected benefits
(in millions)
Fiscal year ending March 31:
2007	¥5,882
2008	6,263
2009	6,768
2010	7,389
2011	7,933
Thereafter (2012-2016)	49,172

18.    OTHER ASSETS AND LIABILITIES

Major components of other assets and liabilities at March 31, 2005 and 2006 were as follows:

	2005	2006
	(in millions)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	¥510,449	¥510,166
Other	252,615	695,812
Investments in equity method investees	143,483	347,758
Non-interest-earning deposits with the Special Fund and the New Fund (See Note 7)	84,765	252,541
Prepaid benefit cost	45,091	260,408
Other	980,756	1,425,502

Total	¥2,017,159	¥3,492,187

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	¥518,211	¥504,543
Other	483,256	861,839
Deferred tax liabilities	66,598	87,573
Allowance for off-balance-sheet credit instruments	60,260	91,420
Accrued benefit cost	180,661	54,453
Minority interests	447,305	763,718
Guarantees and indemnifications	26,753	93,945
Accrued and other liabilities	640,454	1,020,482

Total	¥2,423,498	¥3,477,973

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in equity method investees include marketable equity securities carried at ¥7,217 million and ¥112,947 million, respectively, at March 31, 2005 and 2006. Corresponding aggregated market values were ¥22,463 million and ¥163,278 million, respectively.

19.    PREFERRED STOCK

Pursuant to the Articles of Incorporation, BTMU was originally authorized to issue 100,000,000 shares of Class 2 Preferred Stock, 200,000,000 shares of Class 3 Preferred Stock, 150,000,000 shares of Class 4 Preferred Stock and 150,000,000 shares of Class 5 Preferred Stock, without par value.

On June 28, 2005, at a shareholder’s meeting, the articles of incorporation have been amended and all 81,400,000 shares of Class 1 Preferred Stock were changed to 81,400,000 shares of common stock. As a result, no Class 1 Preferred Stock was outstanding at March 31, 2006.

All classes of preferred stock are non-voting and have equal preference with BTMU’s common stock for the payment of dividends and the distribution of assets in the event of a liquidation or dissolution of BTMU. They are all non-cumulative and non-participating with respect to dividend payments. Shareholders of Class 2, Class 3 Class 4 and Class 5 Preferred Stock receive a liquidation distribution at ¥2,500, ¥3,000, ¥2,000 and ¥2,000 per share, respectively, and do not have the right to participate in any further liquidation distributions.

Preferred stock issued and outstanding at March 31, 2004, 2005 and 2006 was as follows:

	Outstanding at March 31, 2004	Net change	Outstanding at March 31, 2005	Net change	Outstanding at March 31, 2006
	(number of shares)
Preferred stock:
Class 1	81,400,000	—	81,400,000	(81,400,000)	—
Class 2	—	100,000,000	100,000,000	—	100,000,000
Class 3	—	—	—	27,000,000	27,000,000
Class 4	—	—	—	79,700,000	79,700,000
Class 5	—	—	—	150,000,000	150,000,000

Total	81,400,000	100,000,000	181,400,000	175,300,000	356,700,000

	Par value at March 31, 2004	Net change	Par value at March 31, 2005	Net change	Par value at March 31, 2006
	(in millions)
Preferred stock:
Class 1	¥244,200	¥—	¥244,200	¥(244,200)	¥—
Class 2	—	250,000	250,000	—	250,000
Class 3	—	—	—	81,000	81,000
Class 4	—	—	—	159,400	159,400
Class 5	—	—	—	300,000	300,000

Total	¥244,200	¥250,000	¥494,200	¥296,200	¥790,400

The portion of proceeds from the sale of shares that is designated as capital stock is determined by resolution of the Board of Directors of BTMU; however, at least 50% of the issue price of newly issued shares is

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

required to be designated as capital stock under the Commercial Code of Japan (the “Code”) and as revised under the Company Law. Proceeds in excess of amounts designated as capital stock are designated as capital surplus. Class 3 through 5 Preferred Stock were issued in exchange for ex-UFJ Bank’s preferred stocks, so that the all amounts were designated as capital surplus.

Class 2 Preferred Stock

On February 21, 2005, BTMU issued 100,000,000 shares of Class 2 Preferred Stock at ¥2,500 per share, the aggregate amount of the issue price being ¥250 billion. Class 2 Preferred Stock does not have voting rights at any general meetings of shareholders, unless otherwise provided by applicable laws and regulations. Preferred dividends are set to be ¥60.0 per share annually.

Class 3 Preferred Stock

On January 4, 2006, BTMU issued 200,000,000 shares of Class 3 Preferred Stock in exchange for Class A Series 1 preferred stock of ex-UFJ Bank at an exchange ratio of 1 share of BTMU’s Class 3 Preferred Stock for each 1 shares of ex-UFJ Bank’s Class A Series 1 preferred stock.

Class 3 preferred stockholders are entitled to receive annual non-cumulative dividends of ¥15.90 per share with priority over common stockholders.

Class 3 Preferred Stock is convertible into fully paid shares of BTMU common stock at the election of holders from and including the issue date of Class 3 Preferred Stock to and including July 31, 2008, except during certain excluded periods, at an initial conversion price of ¥1,693.50 per share of common stock, subject to anti-dilution adjustments. The conversion price is subject to reset annually on August 1 from 2006 to 2007 to a thousandth of the average market price of MUFG’s common stock for the 30 trading day period beginning 45 trading days prior to each reset date, multiplied by 1.025, but not less than ¥1,693.50 per share.

On March 31, 2006, 173,000,000 shares of Class 3 Preferred Stock were converted into 306,465,899 shares of common stock.

Class 4 Preferred Stock

On January 4, 2006, BTMU issued 150,000,000 shares of Class 4 Preferred Stock in exchange for Class D Series 1 preferred stock of ex-UFJ Bank at an exchange ratio of 1 share of BTMU’s Class 4 Preferred Stock for each 1 shares of ex-UFJ Bank’s Class D Series 1 preferred stock.

Class 4 preferred stockholders are entitled to receive annual non-cumulative dividends of ¥18.60 per share with priority over common stockholders.

Class 4 Preferred Stock is convertible into fully paid shares of BTMU common stock at the election of holders from and including the issue date of Class 4 Preferred Stock to and including March 30, 2009, except during certain excluded periods, at an initial conversion ratio of 1.826 shares of common stock per preferred stock, subject to anti-dilution adjustments. The conversion ratio is subject to reset annually on October 5 from 2006 to 2008 to ¥2,000 divided by a thousandth of the average market price of MUFG’s common stock for the 30 trading day period beginning 45 trading days prior to each reset date multiplied by 1.035, but not more than 2.197.

On March 31, 2006, 70,300,000 shares of Class 4 Preferred Stock were converted into 128,367,800 shares of common stock.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Class 5 Preferred Stock

On January 4, 2006, BTMU issued 150,000,000 shares of Class 5 Preferred Stock in exchange for Class D Series 2 Preferred Stock of ex-UFJ Bank at an exchange ratio of 1 share of BTMU’s Class 5 Preferred Stock for each 1 shares of ex-UFJ Bank’s Class D Series 2 preferred stock.

Class 5 preferred stockholders are entitled to receive annual non-cumulative dividends of ¥19.40 per share with priority over common stockholders.

Class 5 Preferred Stock is convertible into fully paid shares of BTMU common stock at the election of holders from and including the issue date of Class 5 Preferred Stock to and including March 30, 2009, except during certain excluded periods, at an initial conversion ratio of 1.826 shares of common stock per share of preferred stock, subject to anti-dilution adjustments. The conversion ratio is subject to reset annually on October 5 from 2006 to 2008 to ¥2,000 divided by a thousandth of the average market price of MUFG’s common stock for the 30 trading day period beginning 45 trading days prior to each reset date multiplied by 1.035, but not more than 2.197.

20.    COMMON STOCK AND CAPITAL SURPLUS

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2004, 2005 and 2006 were as follows:

	2004	2005	2006
	(in thousands of shares)
Balance at beginning of fiscal year	5,019,470	5,019,470	5,019,470
Issuance of new shares of common stock by merger	—	—	4,286,351
Change from Class 1 Preferred Stock	—	—	81,400
Issuance of new shares of common stock by conversion of Class 3 Preferred Stock	—	—	306,466
Issuance of new shares of common stock by conversion of Class 4 Preferred Stock	—	—	128,368

Balance at end of fiscal year	5,019,470	5,019,470	9,822,055

On May 1, 2006, a new company law (the ”Company Law”) became effective. The Company Law reformed and replaced the Code with various revisions that, for the most part, are applicable to events or transactions occurring on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The enactment of the Company Law is not expected to have a material impact on the BTMU Group’s financial position and results of operations.

Under the Code and the Company Law, issuances of common stock, including conversions of bonds and notes, are required to be credited to the common stock account for at least 50% of the proceeds and to the legal capital surplus account (“legal capital surplus”) for the remaining amounts.

The Code and the Company Law permits Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a “stock split,” as defined in the Code (see Note 1). Also, the Code prior to April 1, 1991 permitted Japanese companies to issue free share distributions. BTMU from time to time made free share distributions. These free distributions usually were from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

United States accounting practice to the cumulative free distributions made by BTMU at March 31, 2006, would have increased capital accounts by ¥ 1,748,080 million with a corresponding decrease in unappropriated retained earnings.

The Code permits, upon approval of the Board of Directors, the transfer of amounts from the legal capital surplus to the capital stock account. The Company Law permits that common stock, legal reserve, additional paid-in capital, and other capital surplus and retained earnings can be transferred among these accounts under certain conditions upon the approval of a shareholders’ meeting.

The Code, as amended effective on October 1, 2001 (the “Code Amendments”), and the Company Law permit Japanese companies to effect purchases of their own shares pursuant to a resolution by the shareholders at an annual general meeting until the conclusion of the following ordinary general meeting of shareholders, and to hold such shares as its treasury shares indefinitely regardless of purpose. However, the Code and the Company Law require the amount of treasury stock purchased be within the amount of retained earnings available for dividends. Disposition of treasury stock is subject to the approval of the Board of Directors and is to follow the procedures similar to a public offering of shares for subscription. Prior to the amendment, in principle, reacquisition of treasury shares was prohibited with the exception of reacquisition for retirement and certain limited purposes, as specified by the Code. Any treasury shares were required to be disposed of in the near term.

Parent Company Shares Held by the Group and Affiliated Companies

At March 31, 2006, the BTMU Group and affiliated companies owned shares of common stock of MUFG. Such shares are included in parent company’s stock in the consolidated balance sheets and deducted from shareholder’s equity.

21.    RETAINED EARNINGS, LEGAL RESERVE AND DIVIDENDS

In addition to the Code and the Company Law, Japanese banks, including BTMU, are required to comply with the Banking Law of Japan (the “Banking Law”).

Legal Reserve Set Aside as Appropriation of Retained Earnings and Legal Capital Surplus

Under the Code Amendments and the Company Law

The Code Amendments and the Company Law provide that an amount at least equal to 10% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as an appropriation of retained earnings and the legal capital surplus equals 25% of stated capital as defined in the Code.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Transfer of Legal Reserve

Under the Code Amendments

Under the Code Amendments, Japanese companies, including BTMU, were permitted, pursuant to a resolution by the shareholders at a general meeting, to make legal reserve set aside as appropriation of retained earnings and legal capital surplus available for dividends until the aggregate amount of the legal reserve and legal capital surplus equals 25% of stated capital as defined in the Code, which were formerly permitted only to reduce deficit and to transfer to stated capital as defined in the Code.

Under the Banking Law Amendments Effective October 1, 2001

Effective October 1, 2001, under the Banking Law Amendments, Japanese banks, including BTMU, were permitted, pursuant to a resolution by the shareholders at a general meeting, to make legal reserve set aside as an appropriation of retained earnings and legal capital surplus available for dividends until the aggregate amount of the legal reserve and legal capital surplus equals 100% of stated capital as defined in the Code.

Enactments of the Company Law and the Amendments of Banking Law Effective May 1, 2006

Effective May 1, 2006, under the Company Law, Japanese companies, including BTMU, are permitted, primarily pursuant to a resolution by the shareholders at a general meeting, to transfer legal capital surplus and legal reserve to stated capital and/or retained earnings without limitations of thresholds, thereby effectively removing the thresholds provided for in the Code and Banking Law Amendments at the company’s discretion.

Unappropriated Retained Earnings and Dividends

Under the Code and the Company Law, the amount available for dividends is based on the amount recorded in BTMU’s general books of account maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). The adjustments included in the accompanying consolidated financial statements but not recorded in BTMU’s general books of account as explained in Note 1 have no effect on the determination of retained earnings available for dividends under the Code and the Company Law. In addition to the provision that requires an appropriation for legal reserve as described above, the Code, the Company Law and the Banking Law impose certain limitations on the amount available for dividends. Under the Banking Law, BTMU has to meet the minimum capital adequacy requirements and distributions of retained earnings of BTMU, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum 4.0% Tier I capital for capital adequacy purpose.

None of the retained earnings recorded in BTMU’s general books of account, prepared in accordance with Japanese GAAP, as of March 31, 2006 (¥1,008,635 million, exclusive of the amounts to be appropriated for legal reserves and gross unrealized gains on fair valuation of assets, as defined, if any), is restricted by such limitations under the Code and the Company Law, or by the Banking Law as described above.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Annual dividends, including those for preferred stock, are approved by the shareholders at an annual general meeting held subsequent to the fiscal year to which the dividends are applicable. In addition, a semi-annual interim dividend payment may be made by resolution of the Board of Directors, subject to limitations imposed by the Code, the Company Law and the Banking Law.

In the accompanying consolidated statements of shareholder’s equity, dividends and appropriations to legal reserve shown for each fiscal year represent dividends approved and paid during the fiscal year and the related appropriation to legal reserve.

22.    REGULATORY CAPITAL REQUIREMENTS

Japan

BTMU is subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which it operates. Failure to meet minimum capital requirements will initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on BTMU’s consolidated financial statements.

In Japan, BTMU is subject to regulatory capital requirements promulgated by the FSA in accordance with the provisions of the Banking Law and related regulations. A banking institution is subject to the minimum capital adequacy requirements both on a consolidated basis and a stand-alone basis, and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary under the control of another company. When a bank holding company manages operations of its banking subsidiaries, it is required to maintain the minimum capital adequacy ratio on a consolidated basis in the same manner as its subsidiary banks. The FSA provides two sets of capital adequacy guidelines. One is a set of guidelines applicable to Japanese banks and bank holding companies with foreign offices conducting international operations, as defined, and the other is applicable to Japanese banks and bank holding companies that are not engaged in international operations.

Under the capital adequacy guidelines applicable to a Japanese banking institution with international operations conducted by foreign offices, a minimum capital ratio of 8.0% is required. The capital adequacy guidelines adopt the approach of risk-weighted capital measure based on the framework developed and proposed by the Basel Committee on Banking Supervision of the Bank for International Settlements and involve quantitative credit measures of the assets and certain off-balance-sheet items as calculated under Japanese GAAP. Also, a banking institution engaged in certain qualified trading activities, as defined, is required to calculate an additional capital charge for market risk using either the institution’s own internal risk measurement model or a standardized process proposed and defined by the Bank for International Settlements. Capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. Tier I generally consists of shareholders’ equity (including common stock, preferred stock, capital surplus, minority interests and retained earnings) less any recorded goodwill. Tier II generally consists of general reserves for credit losses up to 1.25% of risk-weighted assets, 45% of the unrealized gains on investment securities available for sale, 45% of the land revaluation excess, the balance of perpetual subordinated debt and the balance of subordinated term debt with an original maturity of over five years subject to some limitations, up to 50% of Tier I capital. Preferred stocks are includable in Tier I capital unless the preferred stocks have a fixed maturity, in which case, such preferred stocks will be components of Tier II capital. Tier III capital generally consists of short-term subordinated debt with an original maturity of at least two years, subject to certain limitations. At least 50% of the minimum capital requirements must be maintained in the form of Tier I capital.

If a banking institution is not engaged in international operations conducted by foreign offices, it is subject to the other set of capital adequacy requirements with a minimum capital ratio of 4.0%. Such guidelines incorporate measures of risk under the risk-weighted approach similar to the guidelines applicable to banking institutions with international operations. Qualifying capital is classified into Tier I and Tier II capital.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Banking Law and related regulations require that one of three categories be assigned to banks and bank holding companies, based on its risk-adjusted capital adequacy ratio if the bank fails to meet the minimum target capital adequacy ratio. These categories indicate capital deterioration, which may be subject to certain prompt corrective action by the FSA.

BTMU has international operations conducted by foreign offices, as defined, and is subject to the 8.0% capital adequacy requirement. For the purpose of calculating the additional charge for market risk, BTMU has adopted the internal risk measurement model approach for general market risk calculations.

The risk-adjusted capital amounts and ratios of BTMU presented in the following table are based on amounts calculated in accordance with Japanese GAAP as required by the FSA:

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Consolidated:
At March 31, 2005:
Total capital (to risk-weighted assets):	¥5,520,653	11.83%	¥3,733,030	8.00%
Tier I capital (to risk-weighted assets):	3,199,568	6.86	1,866,515	4.00
At March 31, 2006:
Total capital (to risk-weighted assets):	¥11,921,426	12.48%	¥7,641,656	8.00%
Tier I capital (to risk-weighted assets):	6,735,315	7.05	3,820,828	4.00
Stand-alone:
At March 31, 2005:
Total capital (to risk-weighted assets):	¥4,925,209	12.22%	¥3,224,668	8.00%
Tier I capital (to risk-weighted assets):	2,733,885	6.78	1,612,334	4.00
At March 31, 2006:
Total capital (to risk-weighted assets):	¥11,170,768	13.29%	¥6,725,417	8.00%
Tier I capital (to risk-weighted assets):	6,282,137	7.47	3,362,708	4.00

Management believes, as of March 31, 2006, that BTMU met all capital adequacy requirements to which it is subject.

United States of America

In the United States of America, UNBC and its banking subsidiary Union Bank of California, N.A. (“UBOC”), BTMU’s largest subsidiaries operating outside Japan, are subject to various regulatory capital requirements administered by U.S. Federal banking agencies, including minimum capital requirements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, UNBC and UBOC must meet specific capital guidelines that involve quantitative measures of UNBC’s and UBOC’s assets, liabilities, and certain off-balance-sheet items as calculated under U.S. regulatory accounting practices. UNBC’s and UBOC’s capital amounts and UBOC’s prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require UNBC and UBOC to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to quarterly average assets (as defined).

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

UNBC’s and the UBOC’s actual capital amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
UNBC:
At December 31, 2004:
Total capital (to risk-weighted assets)	$4,786	12.17%	$3,146	8.00%
Tier I capital (to risk-weighted assets)	3,818	9.71	1,573	4.00
Tier I capital (to quarterly average assets)	3,818	8.09	1,887	4.00
At December 31, 2005:
Total capital (to risk-weighted assets)	$5,055	11.10%	$3,643	8.00%
Tier I capital (to risk-weighted assets)	4,178	9.17	1,822	4.00
Tier I capital (to quarterly average assets)	4,178	8.39	1,992	4.00

	Actual		For capital adequacy purposes		Ratios OCC requires to be “well capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
UBOC:
At December 31, 2004:
Total capital (to risk-weighted assets)	$4,091	10.57%	$3,097	8.00%	$3,871	10.00%
Tier I capital (to risk-weighted assets)	3,598	9.29	1,548	4.00	2,323	6.00
Tier I capital (to quarterly average assets)	3,598	7.72	1,864	4.00	2,329	5.00
At December 31, 2005:
Total capital (to risk-weighted assets)	$4,749	10.59%	$3,588	8.00%	$4,485	10.00%
Tier I capital (to risk-weighted assets)	4,315	9.62	1,794	4.00	2,691	6.00
Tier I capital (to quarterly average assets)	4,315	8.78	1,965	4.00	2,456	5.00

Management believes, as of December 31, 2005, that UNBC and UBOC met all capital adequacy requirements to which they are subject.

As of December 31, 2004 and 2005, the most recent notification from the U.S. Office of the Comptroller of the Currency (“OCC”) categorized UBOC as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” UBOC must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed UBOC’s category.

Introduction of Basel II Framework

The Basel Committee on Banking Supervision of the Bank for International Settlements sets BIS guidelines that prescribe capital adequacy standards for all internationally active banks.

In June 2004, “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” called Basel II was released. Basel II has three core elements, or pillars, requiring (1) minimum regulatory capital; (2) the self-regulation of financial institutions based on supervisory review; and (3) market discipline through the disclosure of information. Basel II is based on the belief that these three pillars will

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

collectively ensure the stability and soundness of financial systems, and also reflects the nature of risks at each bank more closely. These amendments do not change the minimum capital requirements applicable to internationally active banks.

Basel II will be applied to Japanese banks, including BTMU, beginning in April 2007. The BTMU Group is currently preparing for the implementation of Basel II by April 2007.

23.    EARNINGS PER COMMON SHARE

Reconciliations of net income and weighted average number of common shares outstanding used for the computation of basic earnings per common share to the adjusted amounts for the computation of diluted earnings per common share for the fiscal years ended March 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006
	(in millions)
Income (Numerator):
Income from continuing operations before cumulative effect of a change in accounting principle	¥535,655	¥286,592	¥228,231
Income from discontinued operations—net	1,946	1,493	8,973
Cumulative effect of a change in accounting principle, net of tax	—	(977)	(8,425)

Net income	537,601	287,108	228,779
Income allocable to a preferred shareholder	(10,073)	(6,716)	(6,999)

Income available to a common shareholder	527,528	280,392	221,780

Effect of dilutive instruments:
Convertible debt—MUS	(877)	(391)	—
Stock options—MUS	(7)	(5)	—
Stock options—UNBC	(554)	(894)	(1,081)
Convertible preferred stock—UFJ NICOS Co., Ltd.	—	—	(869)

Income available to a common shareholder and assumed conversions	¥526,090	¥279,102	¥219,830

	2004	2005	2006
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	5,019,470	5,019,470	7,219,739
Effect of dilutive instruments:
Convertible preferred stock (Class 3)	—	—	352,612
Convertible preferred stock (Class 4)	—	—	273,195
Convertible preferred stock (Class 5)	—	—	273,900

Weighted average common shares for diluted computation	5,019,470	5,019,470	8,119,446

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2004	2005	2006
	(in yen)
Amounts per share:
Basic earnings per common share:
Income from continuing operations available to a common shareholder before cumulative effect of a change in accounting principle	¥104.72	¥55.76	¥30.64
Income from discontinued operations	0.38	0.30	1.24

Income available to a common shareholder before cumulative effect of a change in accounting principle	105.10	56.06	31.88
Cumulative effect of a change in accounting principle	—	(0.19)	(1.16)

Net income available to a common shareholder	¥105.10	¥55.87	¥30.72

Diluted earnings per common share:
Income from continuing operations available to a common shareholder before cumulative effect of a change in accounting principle	¥104.43	¥55.50	¥27.01
Income from discontinued operations	0.38	0.30	1.11

Income available to a common shareholder before cumulative effect of a change in accounting principle	104.81	55.80	28.12
Cumulative effect of a change in accounting principle	—	(0.19)	(1.05)

Net income available to a common shareholder	¥104.81	¥55.61	¥27.07

For the fiscal year ended March 31, 2004, convertible securities and stock options issued by the subsidiaries that could potentially dilute earnings per common share in the future were included in the computation of diluted earnings per common share. The convertible securities were 1 1/4% Convertible Bonds due 2013 and  1/4% Convertible Bonds due 2014 issued by MUS. The stock options were based on the stock-based compensation plans of MUS and UNBC. Certain stock options issued by MUS and UNBC were not included in the computation of diluted earnings per common share due to their antidilutive effects.

For the fiscal year ended March 31, 2005,  1/4% Convertible Bonds due 2014 issued by MUS and stock options issued by MUS and UNBC that could potentially dilute earnings per common share in the future were included in the computation of diluted earnings per common share. Certain stock options issued by MUS and UNBC were not included in the computation of diluted earnings per common share due to their antidilutive effects.

For the fiscal year ended March 31, 2006, Class 3, Class 4, and Class 5 Preferred Stocks, convertible preferred stock issued by UFJ NICOS Co., Ltd. and stock options issued by UNBC that could potentially dilute earnings per common share in the future were included in the computation of diluted earnings per common share. Convertible preferred stock issued by The Senshu Bank, Ltd. and certain stock options issued by UNBC could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

In computing the number of the potentially dilutive common shares for the fiscal year ended March 31, 2006, Class 3, Class 4, and Class 5 Preferred Stocks has been based on the conversion price at March 31, 2006 (i.e., ¥1,693.5, ¥1,095.3 and ¥1,095.3, respectively).

24.    DERIVATIVE FINANCIAL INSTRUMENTS

The BTMU Group uses various derivative financial instruments both for trading purposes and for purposes other than trading (primarily risk management purposes) in the normal course of business to meet the financial needs of its customers, as a source of revenue and to manage its exposures to a variety of risks. The BTMU

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Group is a party to derivatives, including swaps, forwards, options and other types of derivatives, dealing primarily with market risk associated with interest rate, foreign currency, equity and commodity prices, and credit risk associated with counterparty’s nonperformance of transactions.

Market risk is the possibility that future changes in market indices make the financial instruments less valuable. Credit risk is the possibility that a loss may result from a counterparty’s failure to perform according to the terms and conditions of the contract, which may exceed the value of underlying collateral. To reduce credit risk, the BTMU Group may require collateral or guaranties based on a case-by-case assessment of creditworthiness of each customer and evaluation of the instrument. The BTMU Group also uses master netting agreements in order to mitigate overall counterparty credit risk.

Trading Activities

The BTMU Group’s trading activities include dealing and other activities measured at fair value with gains and losses recognized currently in earnings. As part of its trading activities, the BTMU Group offers a variety of derivative financial instruments and debt instruments for managing interest rate and foreign exchange risk to its domestic and foreign corporate and financial institution customers. The BTMU Group also enters into other types of derivative transactions, including equity and credit-related contracts, for its own account.

Risk Management Activities

As part of its risk management activities, the BTMU Group uses certain derivative financial instruments to manage its interest rate and currency exposures. The BTMU Group maintains an overall interest rate risk management strategy that incorporates the use of interest rate contracts to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The BTMU Group’s goal is to manage interest rate sensitivity so that movements in interest rates do not adversely affect net interest income. As a result of interest rate fluctuations, hedged fixed-rate assets and liabilities appreciate or depreciate in market value. Gains or losses on the derivative instruments that are linked to the hedged fixed-rate assets and liabilities are expected to substantially offset this unrealized appreciation or depreciation. Interest income and interest expense on hedged variable-rate assets and liabilities, respectively, increase or decrease as a result of interest rate fluctuations. Gains and losses on the derivative instruments that are linked to these hedged assets and liabilities are expected to substantially offset this variability in earnings.

The BTMU Group enters into interest rate swaps and other contracts as part of its interest rate risk management strategy primarily to alter the interest rate sensitivity of its loans, investment securities and deposit liabilities. The BTMU Group’s principal objectives in risk management include asset and liability management. Asset and liability management is viewed as one of the methods for the BTMU Group to manage its interest rate exposures on interest-bearing assets and liabilities. Interest rate contracts, which are generally non-leveraged generic interest rate and basis swaps, options and futures, allow the BTMU Group to effectively manage its interest rate risk position. Option contracts primarily consist of caps, floors, swaptions and options on index futures. Futures contracts used for asset and liability management activities are primarily index futures providing for cash payments based upon the movement of an underlying rate index. The BTMU Group enters into forward exchange contracts, currency swaps and other contracts in response to currency exposures resulting from on-balance-sheet assets and liabilities denominated in foreign currencies in order to limit the net foreign exchange position by currency to an appropriate level.

The risk management activities reduce the BTMU Group’s risk exposures economically, however, derivatives used for risk management activities often fail to meet certain conditions to qualify for hedge accounting and the BTMU Group accounts for such derivatives as trading positions.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended March 31, 2005 and 2006, except for derivative transactions conducted by certain foreign subsidiaries, the BTMU Group accounted for derivatives held for risk management purposes as trading positions and measured them at fair value.

Embedded Derivatives

Features embedded in other non-derivative hybrid contracts are separated from the host contracts and measured at fair value when they are not clearly and closely related to the host contracts and meet the definition of a derivative. The change in the fair value of such an embedded derivative is recognized currently in earnings, unless it qualifies as a hedge. The fair value of the embedded derivative is presented in the consolidated balance sheets. The BTMU Group accounts for credit-linked notes as host contracts with embedded derivatives and measures the entire contracts at fair value.

UNBC

Derivative positions are integral components of UNBC’s designated asset and liability management activities. UNBC uses interest rate derivatives to manage the sensitivity of UNBC’s net interest income to changes in interest rates. These instruments are used to manage interest rate risk relating to specified groups of assets and liabilities, primarily LIBOR-based commercial loans, certificates of deposit, medium-term notes and subordinated debt.

Cash Flow Hedges

Hedging Strategies for Variable Rate Loans and Certificates of Deposit

UNBC engages in several types of cash flow hedging strategies for which the hedged transactions are forecasted future loan interest payments, and the hedged risk is the variability in those payments due to changes in the designated benchmark rate, e.g., U.S. dollar LIBOR. In these strategies, the hedging instruments are matched with groups of variable rate loans such that the tenor of the variable rate loans and that of the hedging instrument are identical. Cash flow hedging strategies include the utilization of purchased floor, cap, corridor options and interest rate swaps. At December 31, 2005, the weighted average remaining life of the currently active (excluding any forward positions) cash flow hedges was approximately 1.4 years.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

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

UNBC uses purchased interest rate caps to hedge the variable interest cash flows associated with the forecasted issuance and rollover of short-term, fixed rate, time deposits (“TD”). In these hedging relationships, UNBC hedges the LIBOR component of the TD rates, which is either 3-month LIBOR or 6-month LIBOR, based on the TDs’ original term to maturity, which reflects their repricing frequency. Net payments to be received under the cap contract offset the increase in interest expense caused by the relevant LIBOR index rising above the cap’s strike rate.

UNBC uses interest rate cap corridors to hedge the variable cash flows associated with the forecasted issuance and rollover of short-term, fixed rate, TDs. In these hedging relationships, UNBC hedges the LIBOR component of the TD rates, either 1-month LIBOR, 3-month LIBOR, or 6-month LIBOR, based on the original term to maturity of the TDs, which reflects their repricing frequency. Net payments to be received under the cap corridor contract offset the increase in deposit interest expense caused by the relevant LIBOR index rising above the corridor’s lower strike rate, but only to the extent the index rises to the upper strike rate. The corridor will not provide protection from increases in the relevant LIBOR index to the extent it rises above the corridor’s upper strike rate.

Hedging transactions are structured at inception so that the notional amounts of the hedge are matched with an equal principal amount of loans or TDs, the index and repricing frequencies of the hedge matches those of the loans or TDs, and the period in which the designated hedged cash flows occurs is equal to the term of the hedge. As such, most of the ineffectiveness in the hedging relationship results from the mismatch between the timing of reset dates on the hedge versus those of the loans or TDs. For the years ended December 31, 2003, 2004 and 2005, UNBC recognized a net gain of ¥104 million, a net loss of ¥195 million, and a net loss of ¥11 million, respectively due to ineffectiveness. All ineffectiveness is recognized in Other non-interest expense.

For cash flow hedges, based upon amounts included in accumulated other changes in equity from nonowner sources at March 31, 2006, the BTMU Group expects to realize approximately ¥4 billion in net interest income for the fiscal year ending March 31 2007. This amount could differ from amounts actually realized due to changes in interest rates and the addition of other hedges subsequent to March 31, 2006.

Fair Value Hedges

Hedging Strategy for “MarketPath” Certificates of Deposit

UNBC engages in a hedging strategy in which interest bearing CDs issued to customers, which are tied to the changes in the Standard and Poor’s 500 index, are exchanged for a fixed rate of interest. UNBC accounts for the embedded derivative in the CDs at fair value. A total return swap that encompasses the value of a series of options that had individually hedged each CD is valued at fair value and any ineffectiveness resulting from the hedge and the hedged item are recognized in Other non-interest expense.

Hedging Strategy for Medium-Term Notes

UNBC engages in an interest rate hedging strategy in which an interest rate swap is associated with a specified interest bearing liability, UNBC’s five-year, medium-term debt issuance, in order to convert the

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, U.S. dollar LIBOR.

The fair value hedging transaction for the medium-term notes was structured at inception to mirror all of the provisions of the medium-term notes, which allows UNBC to assume that no ineffectiveness exists.

Hedging Strategy for Subordinated Debt

UNBC engages in an interest rate hedging strategy in which an interest rate swap is associated with a specified interest bearing liability, UNBC’s ten-year, subordinated debt issuance, in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, U.S. dollar LIBOR.

The fair value hedging transaction for the subordinated debt was structured at inception to mirror all of the provisions of the subordinated debt, which allows UNBC to assume that no ineffectiveness exists.

Other

UNBC uses To-Be-Announced (“TBA”) contracts to fix the price and yield of anticipated purchases or sales of mortgage-backed securities that will be delivered at an agreed upon date. This strategy hedges the risk of variability in the cash flows to be paid or received upon settlement of the TBA contract.

25.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE-SHEET INSTRUMENTS

Obligations under Guarantees

The BTMU Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, liquidity facilities, other off-balance-sheet credit-related supports and similar instruments, in order to meet the customers’ financial and business needs. The table below summarizes the contractual or notional amounts with regard to obligations under guarantees and similar arrangements at March 31, 2005 and 2006. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate the maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.

The BTMU Group mitigates credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real properties based on management’s credit assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the BTMU Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the borrower fails to fulfill its obligations. The following table includes unfunded commitments of ¥137.5 billion and ¥174.5 billion, respectively, at March 31, 2005 and 2006, which are participated out to third parties. The contractual or notional

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amounts summarized in the following table may not necessarily bear any direct relationship to the future actual credit exposure, primarily because of those risk management techniques.

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2005		Less than 1 year	1-2 years	2-3 years	3-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥2,482	¥1,247	¥124	¥97	¥244	¥770
Performance guarantees	1,353	773	214	113	175	78
Derivative instruments	15,983	9,598	2,212	1,803	1,497	873
Other	512	512	—	—	—	—

Total	¥20,330	¥12,130	¥2,550	¥2,013	¥1,916	¥1,721

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2006		Less than 1 year	1-2 years	2-3 years	3-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥5,598	¥2,330	¥415	¥373	¥707	¥1,773
Performance guarantees	1,853	1,214	238	162	188	51
Derivative instruments	44,330	21,730	6,591	4,182	6,595	5,232
Other	243	232	—	—	—	11

Total	¥52,024	¥25,506	¥7,244	¥4,717	¥7,490	¥7,067

Nature of guarantee contracts

Standby letters of credit and financial guarantees generally include an obligation of an issuer or a designated third party to guarantee the performance of the customer to the beneficiary under the terms of contracts such as lending contracts and other similar financial transactions. The BTMU Group is required to make payments to the guaranteed parties in the events that the customers fail to fulfill the obligations under the contracts. The guarantees whose contractual maturities are over 5 years are mainly comprised of guarantees of housing loans.

Performance guarantees are the contracts that contingently require the BTMU Group to make payments to the guaranteed party based on another party’s failure to perform under an obligating agreement, except financial obligation. For example, performance guarantees include guarantees of completion of construction projects.

Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in FIN No. 45 include certain written options and credit default swaps. In order for the BTMU Group to determine if those derivative instruments meet the definition of guarantees as prescribed in FIN No. 45, the BTMU Group has to track whether the counterparties are actually exposed to the losses that will result from the adverse change in the underlyings. Accordingly, the BTMU Group has disclosed information on all credit default swaps and certain written options for which there is a possibility of meeting the definition of guarantees as prescribed in FIN No. 45, regardless of whether the counterparties have assets or liabilities related to the underlyings of the derivatives.

Other includes contingent consideration agreements and security lending indemnifications. Contingent consideration agreements provide guarantees on additional payments to acquired insurance agencies’ shareholders based on the agencies’ future performance in excess of established revenue and/or earnings before

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

interest, taxes, depreciation and amortization thresholds. Security lending indemnifications are the indemnifications for institutional customers of securities lending transactions against counterparty default. All lending transactions are collateralized, primarily by cash.

Carrying amount

At March 31, 2005 and 2006, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥213,100 million and ¥722,161 million, respectively, which are included in Other liabilities and Trading account liabilities. In addition, Other liabilities also include an allowance for off-balance-sheet instruments of ¥39,744 million and ¥63,443 million, respectively, related to these transactions.

Other Off-balance-sheet Instruments

In addition to obligations under guarantees set forth above, the BTMU Group issues other off-balance-sheet instruments for purposes other than trading. Such off-balance-sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the BTMU Group provides to meet the financing needs of its customers. Once the BTMU Group issues these financial instruments, the BTMU Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31, 2006, approximately 76% of these commitments will expire within one year, 20% from one year to five years and 4% after five years. The table below summarizes the contractual amounts with regard to these commitments at March 31, 2005 and 2006:

	2005	2006
	(in billions)
Commitments to extend credit	¥24,601	¥52,549
Commercial letters of credit	458	819
Commitments to make investments	15	13

Commitments to extend credit, which generally have fixed expiration dates or other termination clauses, are legally binding agreements to lend to customers. Commitments are different from guarantees in that the commitments are generally revocable or have provisions that enable the BTMU Group to avoid payments in the event of violations of any conditions of the contracts and certain deterioration of the potential borrowers’ financial condition. Commitments to extend credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

Commercial letters of credit, used for facilitating trade transactions, are generally secured by underlying goods. The BTMU Group continually monitors the type and amount of collateral and other security, and requires counterparties to provide additional collateral or guarantors as necessary.

Commitments to make investments are legally binding contracts to make additional contributions to corporate recovery or private equity investment funds in accordance with limited partnership agreements. Some of these funds, in which the BTMU Group has significant variable interests, are described in Note 26.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentration of Credit Risk

Although the BTMU Group’s portfolio of financial instruments, including on-balance-sheet instruments, is widely diversified along industry and geographic lines, a significant portion of the transactions with off-balance-sheet risk are entered into with other financial institutions.

26.    VARIABLE INTEREST ENTITIES

A variable interest entity (“VIE”) is defined as an entity with one or more of the following characteristics: (1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, (2) the equity investors lack significant decision making ability or do not absorb the expected losses or receive the expected residual returns or (3) the equity interests have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. Variable interests in a variable interest entity are contractual, ownership, or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. An enterprise is required to consolidate a variable interest entity if that enterprise has variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected returns, or both. An enterprise that consolidates a VIE is referred to as the primary beneficiary.

In the normal course of its business, the BTMU Group has financial interests in various entities which may be deemed to be variable interest entities such as asset-backed commercial paper conduits, securitization conduits of client properties, various investment funds and special purpose entities created for structured financing.

The BTMU Group adopted FIN No. 46R on April 1, 2004, except for certain investment companies, for which the effective date of FIN No. 46R is deferred. As a result, the BTMU Group has consolidated all VIEs in which it is deemed to be the primary beneficiary including those created before February 1, 2003. The adoption of FIN No. 46R resulted in a cumulative-effect adjustment reducing net income by ¥977 million for the fiscal year ended March 31, 2005. See Note 1—Accounting Changes for more information.

The following table presents, by type of VIE, the total assets of consolidated and non-consolidated VIEs and the maximum exposure to non-consolidated VIEs at March 31, 2005 and 2006:

Consolidated VIEs	2005	2006
	(in millions)
Asset-backed commercial paper conduits	¥2,853,579	¥4,293,369
Investment funds	964,856	1,438,696
Special purpose entities created for structured financing	18,758	20,079
Repackaged instruments	152,575	122,808
Others	164,091	341,691

Total	¥4,153,859	¥6,216,643

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2005		2006
Non-Consolidated VIEs	Assets	Maximum exposure	Assets	Maximum exposure
	(in millions)
Asset-backed commercial paper conduits	¥387,659	¥55,487	¥7,802,006	¥519,325
Securitization conduits of client properties	1,000,277	358,107	1,571,270	466,654
Investment funds	13,817,785	576,230	47,063,693	1,162,167
Special purpose entities created for structured financing	14,958,609	909,961	21,752,150	1,395,935
Repackaged instruments	11,470,551	379,132	66,140,799	979,566
Others	4,344,106	586,064	5,226,638	725,175

Total	¥45,978,987	¥2,864,981	¥149,556,556	¥5,248,822

The following table presents the carrying amount of consolidated assets that corresponds to VIE obligations at March 31, 2005 and 2006:

	2005	2006
	(in millions)
Cash	¥125,046	¥167,331
Trading account assets	591,584	1,159,314
Investment securities	103,400	76,812
Loans	2,957,675	4,607,197
Others	376,154	205,989

Total	¥4,153,859	¥6,216,643

In addition, certain transfers of financial assets that did not qualify for sale accounting were made to variable interest entities. The transferred assets, primarily consisting of performing loans, continued to be carried as assets of the BTMU Group. Such assets amounted to ¥570,103 million and ¥2,798,538 million at March 31, 2005 and 2006, respectively.

A portion of the assets of consolidated VIEs presented in the table above were derived from transactions between consolidated VIEs and the BTMU Group, the primary beneficiary, and were eliminated as intercompany transactions. The eliminated amounts were ¥64,625 million of Cash and ¥1,031 million of other assets at March 31, 2005, and ¥122,534 million of Cash, ¥2,143 million of Trading account assets, ¥197,658 million of Loans and ¥6,618 million of other assets at March 31, 2006.

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to other assets of the BTMU Group, except where the BTMU Group provides credit support as in the case of certain asset-backed commercial paper conduits.

Asset-backed Commercial Paper Conduits

The BTMU Group administers several multi-seller finance entities (primarily commercial paper conduits) that purchase financial assets, primarily pools of receivables, from third-party customers. The assets purchased by these conduits are generally funded by issuing commercial paper to and/or by borrowings from the BTMU Group or third parties. While customers basically continue to service the transferred trade receivables, the BTMU Group underwrites, distributes, makes a market in commercial paper issued by the conduits, and also provides liquidity and credit support facilities to the entities.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with the consolidation requirements of FIN No. 46, the BTMU Group consolidated certain of these multi-seller finance entities for the fiscal year ended March 31, 2004. The BTMU Group has subsequently consolidated other multi-seller finance entities, where the BTMU Group is deemed to be the primary beneficiary, including those created before February 1, 2003.

As a result of the consolidation of these entities on March 31, 2005, the BTMU Group’s consolidated total assets, loans and commercial paper issued increased by ¥1,199,207 million, ¥2,519,457 million and ¥1,162,957 million, respectively, while the contractual or notional amounts of liquidity facilities and other off-balance-sheet credit related support were decreased by ¥1,162,957 million primarily as a result of elimination of the transactions within the BTMU Group.

The assets of certain consolidated asset-backed commercial paper conduits include variable interests in the VIEs of which the consolidated asset-backed commercial paper conduits are not the primary beneficiaries. These variable interests were ¥757,557 million and ¥1,223,583 million and the total assets of these non-consolidated VIEs were ¥3,702,882 million and ¥12,768,741 million at March 31, 2005 and 2006, respectively.

Securitization Conduits of Client Properties

The BTMU Group administers several conduits that acquire client assets, such as real estate, from third-party customers (“property sellers”) with the property sellers continuing to use the acquired real estate through lease-back agreements. The equity of the conduits is provided by the property sellers but such equity holders have no ability to make decisions about the activities of the conduits. Thus, the BTMU Group considers those conduits to be VIEs. The assets acquired by these conduits are generally funded by borrowings from the BTMU Group or third parties. The BTMU Group determined that it is not the primary beneficiary of any of these conduits.

Investment Funds

The BTMU Group holds investments in various investment funds that collectively invest in equity and debt securities including listed Japanese securities and investment grade bonds, and, to a limited extent, securities and other interests issued by companies in a start-up or restructuring stage. Such investment funds are managed by investment advisory companies or fund management companies that make investment decisions and administer the funds.

Special Purpose Entities Created for Structured Financing

The BTMU Group extends non-recourse asset-backed loans to special purpose entities, which hold beneficial interests in real properties, to provide financing for special purpose projects including real estate development and natural resource development managed by third parties.

The BTMU Group generally acts as a member of a lending group and does not have any equity investment in the entities, which is typically provided by project owners. For most of these financings, the equity provided by the project owners is of sufficient level to absorb expected losses, while expected returns to the owners are arranged to be the most significant among all returns. Accordingly, the BTMU Group determined that the BTMU Group is not the primary beneficiary of most of these entities. However, in transactions with entities whose investments at risk are exceptionally thin where the BTMU Group provides most of the financing, the BTMU Group is ultimately required to consolidate this type of entity.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Repackaged Instruments

The BTMU Group has two types of relationships with special purpose entities that repackage financial instruments to create new financial instruments.

The BTMU Group provides repackaged instruments with features that meet customers’ needs and preferences through special purpose entities. The BTMU Group purchases financial instruments such as bonds and transfers them to special purpose entities which then issue new instruments. The special purpose entities may enter into derivative transactions including interest rate and currency swaps with the BTMU Group or other financial institutions to modify the cash flows of the underlying financial instruments. The BTMU Group underwrites and markets the new instruments issued by the special purpose entities to its customers.

The BTMU Group also invests in repackaged instruments arranged and issued by third parties.

Financing Vehicle

UNBC deconsolidated UNBC Finance Trust I upon adoption of FIN No. 46 in UNBC’s fiscal year ended December 31, 2003. Following the revisions introduced in FIN No. 46R, the BTMU Group deconsolidated two financing vehicles, BTMU (Curacao) Holdings N.V. and BTM Finance (Curacao) N.V. Since the two finance vehicles are conduits, deconsolidation did not have a material impact on the BTMU Group’s results of operations or financial condition.

The BTMU Group has established several wholly owned funding vehicles to enhance the flexibility of its capital management. Management has determined that the BTMU Group does not have significant variable interests in these conduits which would require disclosure or consolidation.

Other Type of VIEs

The BTMU Group is also a party to other types of VIEs including special purpose entities created to hold assets on behalf of the BTMU Group as an intermediary.

The BTMU Group identified borrowers that were determined to be VIEs due to an insufficient level of equity. The BTMU Group determined that the BTMU Group is not the primary beneficiary of most of these borrowers because of its limited exposure as a lender to such borrowers. Such borrowers engage in diverse business activities of various sizes in industries such as manufacturing, distribution, construction and real estate development, independently from the BTMU Group.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27.    COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments

The BTMU Group leases certain technology system, office space and equipment under noncancelable agreements expiring through the fiscal year 2046.

Future minimum rental commitments for noncancelable leases at March 31, 2006 were as follows:

	Capitalized leases	Operating leases
	(in millions)
Fiscal year ending March 31:
2007	¥51,054	¥28,520
2008	43,939	24,668
2009	65,682	20,552
2010	17,695	17,977
2011	10,917	10,267
2012 and thereafter	6,322	29,415

Total minimum lease payments	195,609	¥131,399

Amount representing interest	(7,384)

Present value of minimum lease payments	¥188,225

Total rental expense for the fiscal years ended March 31, 2004, 2005 and 2006 was ¥36,191 million, ¥35,923 million and ¥58,425 million, respectively.

Civil Suit Brought by The Sumitomo Trust & Banking Co., Ltd.

On May 21, 2004, ex-UFJ Holdings, ex-UFJ Bank, ex-UFJ Trust Bank (collectively, the “ex-UFJ Companies”) and The Sumitomo Trust & Banking Co., Ltd. (“Sumitomo Trust”) entered into a basic agreement to integrate and jointly operate their respective trust and custody businesses. On July 13, 2004, however, the ex-UFJ Companies informed Sumitomo Trust of their decision to terminate this basic agreement.

In response, on July 16, 2004, Sumitomo Trust filed with the Tokyo District Court a motion for a preliminary injunction to restrain the ex-UFJ Companies from entering into discussions with, and providing information to, any third party with regards to a transfer of ex-UFJ Trust Bank’s operations. The Supreme Court of Japan dismissed the motion for provisional relief on August 30, 2004.

On October 28, 2004, Sumitomo Trust filed a lawsuit in the Tokyo District Court against the ex-UFJ Companies claiming that, under the basic agreement, it had exclusive rights to hold good-faith negotiations with the ex-UFJ Companies regarding the integration of their respective trust and custody businesses. Sumitomo Trust made an additional claim against the ex-UFJ Companies for damages in the amount of ¥100 billion on March 8, 2005.

On February 13, 2006, the Tokyo District Court rendered a judgment denying Sumitomo Trust’s claim for damages. On February 24, 2006, Sumitomo Trust appealed the Tokyo District Court’s ruling to the Tokyo High Court, seeking to overturn the dismissal of the damages claim for ¥100 billion and claiming additional damages of ¥10 billion against the ex-UFJ Companies.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The next round of oral arguments before the Tokyo High Court is scheduled for October 2006 and the outcome of the litigation is uncertain at this point.

Including the above, the BTMU Group is involved in various litigation matters. Management, based upon their current knowledge and the results of consultation with counsel, makes appropriate levels of litigation reserve. Management believes that the amounts of the BTMU Group’s liabilities, when ultimately determined, will not have a material adverse effect on the BTMU Group’s results of operations and financial position.

28.    FEES AND COMMISSIONS INCOME

Details of fees and commissions income for the fiscal years ended March 31, 2004, 2005 and 2006 were as follows:

	2004	2005	2006
	(in millions)
Trust fees	¥19,503	¥18,207	¥20,348
Fees on funds transfer and service charges for collections	57,002	59,365	103,876
Fees and commissions on international business	46,501	44,499	61,568
Fees and commissions on credit card business	60,456	61,710	109,646
Service charges on deposits	35,433	36,326	35,746
Fees and commissions on securities business	77,679	102,573	31,675
Insurance commissions	18,223	30,491	36,507
Guarantee fees	17,115	18,306	51,598
Other fees and commissions	101,012	101,968	190,573

Total	¥432,924	¥473,445	¥641,537

Trust fees consist primarily of fees earned by fiduciary asset management and administration services for corporate pension plans, investment funds, etc. Fees on funds transfer and service charges for collection are earned by providing settlement services such as domestic fund remittances and domestic collection services. Fees and commissions on international business primarily consist of fees from international fund transfer and collection services, and trade-related financing services. Fees and commissions on credit card business are composed of interchange income, annual fees, royalty and other service charges from franchisees. Service charges on deposits are fees charged for deposits such as checking account deposits. Fees and commissions on securities business include underwriting, brokerage and advisory services and arrangement fees on securitizations. Insurance commissions are earned by acting as agent for insurance companies to sell insurance products. Guarantee fees are earned by providing guarantees on residential mortgage loans. Other fees and commissions include various arrangement fees and agent fees excluding the fees mentioned above.

29.    BUSINESS SEGMENTS

The business segment information set forth below, is derived from the internal management reporting system used by management to measure the performance of the BTMU Group’s business segments. Unlike financial accounting, there is no authoritative body of guidance for management accounting. The business segment information, set forth below, is based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information is not consistent with the consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided for the total amounts of segments’ total operating profit with income from continuing operations before income tax expense and cumulative effect of a change in accounting principle under US GAAP.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

See Note 30 for financial information relating to the BTMU Group’s operations by geographic area. The geographic financial information is consistent with the basis of the accompanying consolidated financial statements.

The BTMU Group reorganized business segments due to the merger effective January 1, 2006. Operating results for the fiscal years ended March 2004 and 2005 have also been reclassified to conform to the new business segments. The business segments during the fiscal year ended March 31, 2006 are as follows:

•	retail banking, which provides banking products and services to individual customers in Japan;

•	corporate banking, which provides banking products and services, investment banking advisory, and other services to large corporations and some small and medium-sized companies in Japan;

•	global banking, which consists of:

•	global banking (other than UNBC), which provides banking products and services, investment banking advisory services, and other services to large Japanese corporations and their overseas operations as well as non-Japanese corporations who do business on a global basis, excluding UNBC’s customers;

•	UNBC, which includes the subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A.;

•	global markets, which conducts its asset and liability management, liquidity management, and sales and trading of foreign exchange and interest rate related derivatives; and

•	other, which consists of:

•	systems services, which is responsible for computer systems;

•	trust and asset management business promotion for companies, including defined contribution plans;

•	global securities services, which is responsible for the custody business for both Japanese and international institutional investors;

•	eBusiness & IT Initiatives, which is responsible for developing information technology business opportunities;

•	the corporate center, which retains functions such as strategic planning, overall risk management, internal auditing and compliance; and

•	the elimination of duplicate amounts of net revenue among business segments.

Ex-Mitsubishi Securities and ex-Tokyo-Mitsubishi Asset Management have been deconsolidated from the BTMU Group and became directly-owned subsidiaries of MUFG. Presentation for the fiscal years ended March 31, 2004 and 2005 has been reclassified to conform to the presentation for the fiscal year ended March 31, 2006.

The financial performance derived from the internal management reporting system is summarized below. Management does not use information on segments’ total assets to allocate resources and assess performance and accordingly, business segment information on total assets is not presented.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Retail Banking	Corporate Banking	Global Banking(2)			Global Markets	Other	Total
			Other than UNBC	UNBC	Total
	(in billions)
Fiscal year ended March 31, 2004:
Net revenue(1)	¥321.1	¥430.0	¥142.5	¥253.5	¥396.0	¥198.5	¥(39.9)	¥1,305.7
BTMU:	248.0	419.1	104.7	—	104.7	197.3	(63.8)	905.3
Net interest income	187.1	248.3	55.1	—	55.1	115.6	8.2	614.3
Net fees	41.0	88.2	34.5	—	34.5	(4.2)	(6.1)	153.4
Other	19.9	82.6	15.1	—	15.1	85.9	(65.9)	137.6
BTMU’s subsidiaries	73.1	10.9	37.8	253.5	291.3	1.2	23.9	400.4
Operating expenses	205.2	152.2	102.6	150.9	253.5	28.5	69.9	709.3

Operating profit (loss)	¥115.9	¥277.8	¥39.9	¥102.6	¥142.5	¥170.0	¥(109.8)	¥596.4

Fiscal year ended March 31, 2005:
Net revenue(1)	¥347.5	¥455.5	¥142.0	¥274.9	¥416.9	¥211.6	¥(32.3)	¥1,399.2
BTMU:	269.3	445.8	109.0	—	109.0	210.5	(58.8)	975.8
Net interest income	185.0	248.6	53.4	—	53.4	153.8	(17.4)	623.4
Net fees	55.8	98.4	36.2	—	36.2	(2.9)	2.1	189.6
Other	28.5	98.8	19.4	—	19.4	59.6	(43.5)	162.8
BTMU’s subsidiaries	78.2	9.7	33.0	274.9	307.9	1.1	26.5	423.4
Operating expenses	217.2	152.1	98.7	158.8	257.5	29.7	79.5	736.0

Operating profit (loss)	¥130.3	¥303.4	¥43.3	¥116.1	¥159.4	¥181.9	¥(111.8)	¥663.2

Fiscal year ended March 31, 2006:
Net revenue(1)	¥713.1	¥768.3	¥192.5	¥350.4	¥561.2	¥287.2	¥(87.2)	¥2,242.6
BTMU:	448.9	750.9	161.8	—	161.8	286.0	(147.3)	1,500.3
Net interest income	303.6	357.7	86.2	—	86.2	181.5	11.9	940.9
Net fees	94.6	205.0	48.1	—	48.1	(5.2)	(24.6)	317.9
Other	50.7	188.2	27.5	—	27.5	109.7	(134.6)	241.5
BTMU’s subsidiaries	264.2	17.4	30.7	350.4	399.4	1.2	60.1	742.3
Operating expenses	447.9	268.5	123.1	202.4	335.3	38.4	116.6	1,206.7

Operating profit (loss)	¥265.2	¥499.8	¥69.4	¥148.0	¥225.9	¥248.8	¥(203.8)	¥1,035.9

Notes:

(1)	Net revenue does not include interest income on loans to MUFG.
(2)	Within Global Banking, results of certain liquidated subsidiaries for the fiscal year ended March 31, 2006 are not included in the “Other than UNBC” column, while they are included in the “Total” column for internal management reporting purpose.

Management measures performance of each business segment by “operating profit,” which includes profits or losses of BTMU’s subsidiaries. Financial information of each of BTMU’s subsidiaries is assigned to only one business segment, based on its major products or services provided and its major type of customers.

“Net revenue” above includes net interest income, net fees (that is, fees and commissions received, net of fees paid and other related expenses), and other gains, such as net trading gains, net foreign exchange gains, and net gains from sales of debt investment securities measured under Japanese GAAP. Interest income and expenses between business segments are determined using an internal transfer pricing system, based on current market rates.

“Operating expenses” include salaries and employee benefits, occupancy and certain other non-interest expenses. In determining operating profit, the BTMU Group does not assign to each business segment certain income and expense items such as specific provisions for loan loss reserve, equity investment securities gains or losses, minority interest in earnings or losses of BTMU’s subsidiaries, equity in earnings or losses of BTMU’s affiliated companies, goodwill amortization and impairment, net gains or losses from disposition of premises and equipment, and other non-interest income and expense items.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Frequently, the business segments work together in connection with providing services to customers. In accordance with the BTMU Group’s internal management accounting policies, the BTMU Group does not apportion the operating profit (loss) relating to a particular transaction among the participating business segments. Instead, the BTMU Group assigns the total amount of operating profit (loss) relating to each of these transactions to each participating business segment. As a result, some items of operating profit (loss) are recorded as part of the operating results of more than one business segment. Any overlapping allocations are eliminated in the “Other” column. The following is a summary of the aggregate amounts of this overlapping allocation of operating profit (loss) for the business segments for the fiscal years ended March 31, 2004, 2005 and 2006:

Global Markets
(in billions)
Fiscal year ended March 31, 2004:
Corporate Banking and Global Banking	¥20.2
Fiscal year ended March 31, 2005:
Corporate Banking and Global Banking	25.4
Fiscal year ended March 31, 2006:
Corporate Banking and Global Banking	51.0

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

A reconciliation of the operating profit under the internal management reporting system for the fiscal years ended March 31, 2004, 2005 and 2006 above to income from continuing operations before income tax expense and cumulative effect of a change in accounting principle shown on the consolidated statements of income is as follows:

	2004	2005	2006
	(in billions)
Operating profit:	¥596	¥663	¥1,036
Credit (provision) for credit losses	143	(124)	(163)
Trading account losses—net	(85)	(81)	(200)
Equity investment securities gains—net	251	125	119
Debt investment securities gains (losses)—net	(122)	39	(19)
Foreign exchange gains (losses)—net	172	(89)	(449)
Minority interests	(44)	(38)	(109)
Operating profit of MUS	33	22	—
Other—net	(77)	7	82

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	¥867	¥524	¥297

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

30.    FOREIGN ACTIVITIES

Foreign operations include the business conducted by overseas offices, as well as international business conducted from domestic offices, principally several international banking-related divisions of BTMU’s Head Office in Tokyo, and involve various transactions with debtors and customers residing outside Japan. Close integration of the BTMU Group’s foreign and domestic activities makes precise estimates of the amounts of assets, liabilities, income and expenses attributable to foreign operations difficult and necessarily subjective. Assets, income and expenses attributable to foreign operations are allocated to geographical areas based on the domicile of the debtors and customers.

Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the BTMU Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the BTMU Group’s foreign operations. The following table sets forth estimated total assets at March 31, 2004, 2005 and 2006, and estimated total revenue, total expense, income from continuing operations before income tax expense and cumulative effect of a change in accounting principle and net income for the respective fiscal years then ended:

	Domestic	Foreign
	Japan	United States of America	Europe	Asia/ Oceania excluding Japan	Other areas(1)	Total
	(in millions)
Fiscal year ended March 31, 2004:
Total revenue(2)	¥1,309,032	¥396,437	¥217,023	¥58,803	¥108,694	¥2,089,989
Total expense(3)	707,785	364,768	70,148	11,865	68,665	1,223,231
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	601,247	31,669	146,875	46,938	40,029	866,758
Net income	370,042	25,718	90,268	30,938	20,635	537,601
Total assets at end of fiscal year	66,416,026	9,521,917	4,624,635	2,731,246	1,764,728	85,058,552
Fiscal year ended March 31, 2005:
Total revenue(2)	¥1,297,801	¥412,992	¥126,607	¥88,602	¥64,187	¥1,990,189
Total expense(3)	1,091,930	266,574	71,268	19,646	16,883	1,466,301
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	205,871	146,418	55,339	68,956	47,304	523,888
Net income	91,087	90,644	30,545	45,961	28,871	287,108
Total assets at end of fiscal year	70,973,900	11,750,252	4,348,065	3,229,463	1,748,619	92,050,299
Fiscal year ended March 31, 2006:
Total revenue(2)	¥1,833,078	¥548,421	¥163,650	¥171,727	¥89,282	¥2,806,158
Total expense(3)	1,736,217	492,170	131,180	111,043	38,396	2,509,006
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	96,861	56,251	32,470	60,684	50,886	297,152
Net income	68,476	43,108	24,787	53,049	39,359	228,779
Total assets at end of fiscal year	129,003,677	15,422,407	7,120,001	5,080,108	2,199,513	158,825,706

Notes:

(1)	Other areas primarily include Canada, Latin America and the Caribbean.
(2)	Total revenue is comprised of Interest income and Non-interest income.
(3)	Total expense is comprised of Interest expense, Provision (credit) for credit losses and Non-interest expense.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2005 and 2006:

	2005	2006
	(in millions)
Cash and due from banks	¥289,803	¥584,134

Interest-earning deposits in other banks	3,252,095	4,280,192

Total	¥3,541,898	¥4,864,326

Trading account assets(1)	¥1,440,237	¥1,143,617

Investment securities	¥5,299,443	¥6,903,179

Loans—net of unearned income, unamortized premiums and deferred loan fees	¥9,528,215	¥15,174,071

Deposits, principally time deposits and certificates of deposit by foreign banks	¥12,498,375	¥15,283,473

Funds borrowed:

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	¥595,539	¥591,484

Other short-term borrowings	1,057,924	1,557,771

Long-term debt	765,687	3,086,387

Total	¥2,419,150	¥5,235,642

Trading account liabilities(1)	¥1,026,801	¥610,652

Note:

(1)	The balances of trading account assets and trading account liabilities related to foreign activities at March 31, 2005 have been restated from ¥1,668,021 million and ¥1,586,734 million to ¥1,440,237 million and ¥1,026,801 million, respectively.

At March 31, 2005 and 2006, the BTMU Group had no cross-border outstandings, as defined in the Securities Act Industry Guide 3 in any foreign country, which exceeded 0.75% of consolidated total assets.

31.    ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of carrying amounts and estimated fair values of financial instruments at March 31, 2005 and 2006:

	2005		2006
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions)
Financial assets:
Cash, due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	¥14,496	¥14,496	¥16,635	¥16,635
Trading account assets, excluding derivatives	5,496	5,496	3,818	3,818
Investment securities	23,678	23,723	42,349	42,667
Loans, net of allowance for credit losses	42,686	42,811	84,923	85,260
Other financial assets	2,013	2,013	3,381	3,381
Derivative financial instruments:
Trading activities	1,878	1,878	2,061	2,061
Activities qualifying for hedges	2	2	—	—
Financial liabilities:
Non-interest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	¥15,869	¥15,869	¥30,854	¥30,854
Interest-bearing deposits	50,586	50,579	90,986	90,956
Trading account liabilities, excluding derivatives	40	40	63	63
Obligations to return securities received as collateral	3,026	3,026	1,015	1,015
Other short-term borrowings	9,632	9,632	9,689	9,689
Long-term debt	5,196	5,287	11,926	11,893
Other financial liabilities	1,763	1,763	2,674	2,674
Derivative financial instruments:
Trading activities	1,831	1,831	2,197	2,197
Activities qualifying for hedges	—	—	5	5

The methodologies and assumptions used to estimate the fair value of the financial instruments are summarized below:

Cash, due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions—For cash, due from banks including interest-earning deposits, and call loans and funds sold and receivables under resale agreements and securities borrowing transactions, the carrying amounts are a reasonable estimate of the fair values because of their short-term nature and limited credit risk.

Trading account securities—Trading account securities and short trading positions of securities are carried at fair value, which is principally based on quoted market prices, when available. If the quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Investment securities—The fair values of investment securities, where quoted market prices or secondary market prices are available, are equal to such market prices. For investment securities, when quoted market prices or secondary market prices are not available, the fair values are estimated using quoted market prices for similar securities or based on appraised value as deemed appropriate by management. The fair values of

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

investment securities other than those classified as available for sale or being held to maturity (i.e., nonmarketable equity securities) are not readily determinable as they do not have quoted market prices or secondary market prices available. The fair values of certain nonmarketable equity securities, such as preferred stock convertible to marketable common stock in the future, issued by public companies are determined by utilizing commonly-accepted valuation models, such as option pricing models. It is not practicable to estimate the fair value of other nonmarketable securities issued by nonpublic companies for which a quoted market price is not available. Therefore, the above summary does not include the carrying amounts of such investment securities. The amounts not included in the above summary are ¥137 billion and ¥181 billion at March 31, 2005 and 2006, respectively.

Loans—The fair values of loans are estimated for groups with similar characteristics, including type of loan, credit quality and remaining maturity. In incorporating the credit risk factor, management concluded that the allowance for credit losses adequately adjusts the related book values for credit risk. For floating- or adjustable-rate loans, which mature or are repriced within a short period of time, the carrying values are considered to be a reasonable estimate of fair values. For fixed-rate loans, market prices are not generally available and the fair values are estimated by discounting the estimated future cash flows based on the contracted maturity of the loans. The discount rates are based on the current market rates corresponding to the applicable maturity. Where quoted market prices or estimated fair values are available, primarily for loans to refinancing countries, loans held for dispositions or sales and certain other foreign loans, the fair values are based on such market prices and estimated fair values, including secondary market prices. For nonperforming loans, the fair values are generally determined on an individual basis by discounting the estimated future cash flows and may be based on the appraisal value of underlying collateral as appropriate.

Other financial assets—The estimated fair values of other financial assets, which primarily include accrued interest receivable, customers’ acceptance liabilities and accounts receivable, approximate their carrying amounts. The above summary does not include the carrying amounts of investments in equity method investees amounting to ¥143 billion and ¥348 billion at March 31, 2005 and 2006, respectively.

Derivative financial instruments—The estimated fair values of derivative financial instruments are the amounts the BTMU Group would receive or pay to terminate the contracts at the balance-sheet date, taking into account the current unrealized gains or losses on open contracts. They are based on market or dealer quotes when available. Valuation models such as present value and option pricing models are applied to current market information to estimate fair values when such quotes are not available.

Non-interest-bearing deposits, call money and funds purchased, payables under repurchase agreements and securities lending transactions, and obligations to return securities received as collateral—The fair values of non-interest-bearing deposits are equal to the amounts payable on demand. For call money and funds purchased, payables under repurchase agreements and securities lending transactions and obligations to return securities received as collateral, the carrying amounts are a reasonable estimate of the fair values because of their short-term nature and limited credit risk.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other short-term borrowings—For most other short-term borrowings, the carrying amounts are a reasonable estimate of the fair values because of their short-term nature. For certain borrowings, fair values are estimated by discounting the estimated future cash flows using applicable current market interest rates or comparable rates for similar instruments, which represent the BTMU Group’s cost to raise funds with a similar remaining maturity.

Long-term debt—For certain unsubordinated and subordinated debt, the fair values are estimated based on quoted market prices of the instruments. The fair values of other long-term debt are estimated using a discounted cash flow model based on rates applicable to the BTMU Group for debt with similar terms and remaining maturities.

Other financial liabilities—The estimated fair values of other financial liabilities, which primarily include accrued interest payable, bank acceptances, accounts payable and obligations under standby letters of credit and guarantees, approximate their carrying amounts. The fair values of obligations under standby letters of credit and guarantees are based on fees received or receivable by the BTMU Group.

The fair values of certain off-balance-sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2005 and 2006 was not material.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2005 and 2006. These amounts have not been comprehensively revalued since that date and, therefore, current estimates of fair values may have changed significantly from the amounts presented herein.

32.    STOCK-BASED COMPENSATION

MUS and UNBC have several stock-based compensation plans.

MUS

Under the Code and the Company Law, companies are permitted to purchase their own shares in the market in order to implement a stock option plan when approved by the shareholders.

Pursuant to resolutions approved at the general shareholders’ meetings, MUS offers stock option plans which provide directors, executive officers, eligible employees and certain other persons with options to purchase shares (at the respective exercise prices stipulated in each plan) as follows:

Date of approval at the shareholders’ meeting	Exercise period	Shares
June 29, 2000	July 1, 2002 to June 30, 2005	2,057,000
June 28, 2001	July 1, 2003 to June 30, 2006	2,272,000
June 29, 2005(1)	September 20, 2005 to March 31, 2006	1,992,060

Total		6,321,060

Note:

(1)	In connection with the merger of MTFG with UFJ Holdings, MUS converted all outstanding ex-UFJ Tsubasa Securities employee stock-based awards at the merger date, and those awards became exercisable for or based upon MUS common stock. The number of awards converted and the exercise prices of those awards were adjusted to take into account the merger exchange ratio of 0.42 for the securities companies.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The plans provide for the granting of stock options having an exercise price not less than the market value of MUS’s common stock on the date of grant. The following table presents the stock option transactions for the fiscal years ended March 31, 2004, 2005 and 2006:

	2004		2005		2006
	Number of shares	Weighted- average exercise price	Number of shares	Weighted- average exercise price	Number of shares	Weighted- average exercise price
Options outstanding, beginning of fiscal year	5,512,000	¥1,278	3,153,000	¥1,260	2,827,000	¥1,311
Exercised	(831,000)	812	(326,000)	812	(17,000)	812
Forfeited	(1,528,000)	1,568	—	—	(1,923,000)	1,546
MUS shares transferred from BTMU to MUFG	—	—	—	—	(887,000)	812

Outstanding at end of year	3,153,000	¥1,260	2,827,000	¥1,311	—	—

Exercisable at end of year	3,153,000	¥1,260	2,827,000	¥1,311	—	—

UNBC

UNBC has two management stock plans. The Year 2000 UnionBanCal Corporation Management Stock Plan as amended (the “2000 Stock Plan”), and the UnionBanCal Corporation Management Stock Plan, restated effective June 1, 1997 (the “1997 Stock Plan”), have 20.0 million and 6.6 million shares, respectively, of the UNBC’s common stock authorized to be awarded to key employees and outside directors of UNBC at the discretion of the Executive Compensation and Benefits Committee of the Board of Directors (the “Committee”). Employees on rotational assignment from BTMU are not eligible for stock awards.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the 2000 Stock Plan, UNBC granted options to various key employees, including policy-making officers in 2003, 2004 and 2005 and to non-employee directors in 2003 and 2004. Under both Stock Plans, options granted to employees vest pro-rata on each anniversary of the grant date and become fully exercisable three years from the grant date, provided that the employee has completed the specified continuous service requirement. The options vest earlier if the employee dies, is permanently disabled, or retires under certain grant, age, and service conditions or terminates employment under certain conditions. Options granted to non-employee directors are fully vested on the grant date and exercisable 33 1/3 percent on each anniversary under the 1997 Stock Plan, and fully vested and exercisable on the grant date under the 2000 Stock Plan. The following is a summary of stock option transactions under the Stock Plans.

	Fiscal years ended December 31,
	2003		2004		2005
	Number of shares	Weighted- average exercise price	Number of shares	Weighted- average exercise price	Number of shares	Weighted- average exercise price
Options outstanding, beginning of fiscal year	8,515,469	$34.71	9,008,011	$37.12	9,482,336	$41.87
Granted	2,517,023	40.32	2,478,931	52.84	1,222,230	61.36
Exercised	(1,912,323)	30.52	(1,917,818)	33.68	(1,877,908)	38.24
Forfeited	(112,158)	38.96	(86,788)	42.87	(130,069)	50.62

Options outstanding, end of fiscal year	9,008,011	$37.12	9,482,336	$41.87	8,696,589	$45.26

Options exercisable, end of fiscal year	3,845,520	$33.99	4,733,003	$36.49	5,349,873	$40.29

The weighted-average fair value of options granted was $12.92 during 2003, $16.55 during 2004, and $13.38 during 2005.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants made in 2003, 2004 and 2005; risk-free interest rates of 2.9 percent in 2003, 2.8 percent in 2004, and, as a result of refinements to the model, a range from 3.4 percent to 4.3 percent for 1 to 7 year tenors in 2005; expected volatility of 43 percent in 2003, 40 percent in 2004, and 27 percent in 2005; expected lives of 5 years for 2003 and 2004 and 4.4 years for 2005; and expected dividend yields of 2.8 percent in 2003, 2.4 percent in 2004, and 2.7 percent in 2005.

The following table summarizes information about stock options outstanding:

	Options outstanding at December 31, 2005			Options exercisable at December 31, 2005
Range of exercise prices	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price	Number exercisable	Weighted-average exercise price
$ 18.53-25.00	43,619	3.6 years	$22.99	43,619	$22.99
28.44-42.40	3,367,718	5.7 years	35.50	2,700,942	34.42
42.69-62.42	5,196,022	6.9 years	51.37	2,598,147	46.61
67.39-71.23	89,230	6.3 years	69.29	7,165	67.39

	8,696,589			5,349,873

In 2003, 2004 and 2005, UNBC also granted 6,000 shares, 16,000 shares and 405,574 shares of restricted stock with weighted average grant date fair values of $46.95, $61.50 and $64.13, respectively. There were no

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

restricted stock forfeitures in 2003 and 2004 and 6,085 shares were forfeited in 2005. There shares were granted under the 2000 Stock Plan to key officers, including policy- making officers in years 2003, 2004 and 2005 and non-employee directors in 2005. The awards of restricted stock vest pro-rata on each anniversary of the grant date and become fully vested four years from the grant date for awards in 2003 and 2005 and three years from the grant date for awards in 2004, provided that the employee has completed the specified continuous service requirement. They vest earlier if the employee dies, is permanently and totally disabled, or retires under certain grant, age, and service conditions or terminates employment under certain conditions. The award of restricted stock granted to existing non-employee directors in 2005 will vest in full in July 2006. The award granted to a newly elected director in 2005 will vest as to two-thirds of the shares in November 2006 and the remaining portion will vest in two equal installments in November 2007 and 2008, respectively. Restricted shareholders have the right to vote their restricted shares and receive dividends.

At December 31, 2003, 2004 and 2005, 5,347,715 shares, 2,937,629 shares and 5,445,979 shares, respectively, were available for future grants as either stock options or restricted stock under the 2000 Stock Plan. The remaining shares under the 1997 Stock Plan are not available for future grants.

Effective January 1, 1997, UNBC established a Performance Share Plan. At the discretion of the Executive Compensation and Benefits Committee, eligible participants may earn performance share awards to be redeemed in cash and/or shares three years after the date of grant. Performance shares are linked to shareholder value in two ways: (1) the market price of the UNBC’s common stock; and (2) return on equity, a performance measure closely linked to value creation. Eligible participants generally receive grants of performance shares annually. The plan was amended in 2004 increasing the total number of shares that can be granted under the plan to 2.6 million shares. There were 340,683 performance shares, 2,252,183 performance shares and 2,193,383 performance shares remaining for future awards as of December 31, 2003, 2004 and 2005, respectively. UNBC granted 43,500 shares in 2003, 88,500 shares in 2004, and 78,000 shares in 2005. No performance shares were forfeited in 2003, 2004, and 19,200 shares were forfeited in 2005. The value of a performance share is equal to the average month-end closing price of the UNBC’s common stock for the final 6 months of the performance period. All cancelled or forfeited performance shares become available for future grants. Expenses related to these shares were $6.6 million in 2003, $4.8 million in 2004, and $9.4 million in 2005.

33.    RELATED PARTY TRANSACTIONS

Transactions with MUFG, MUTB, MUS and their subsidiaries

Since the formation of MUFG, MUTB and its subsidiaries have been related parties which are under common control by MUFG. In addition, subsidiaries of MUFG other than its banking subsidiaries (i.e. BTMU and MUTB), such as MUS, are related parties of BTMU.

BTMU lends and borrows funds from such related parties in the course of its normal banking activities. In addition, BTMU acts as an agency for MUTB to offer trust products to its customers on behalf of MUTB. BTMU frequently works together with MUS in providing various investment banking and securities services such as derivatives, advisory for mergers and acquisitions and securitizations to their customers.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Concluded)

The following table shows the amount of transactions with its related parties under common control by MUFG for the fiscal years ended March 31, 2004, 2005 and 2006:

	2004	2005	2006
	(in billions)
Interest income, primarily resulted from loans and interest earning deposits in other banks:	¥7	¥10	¥18
Interest expense, primarily resulted from payables under securities lending transactions and deposits:	10	6	11
Non-interest income:	3	2	25
Non-interest expense:	5	7	25

The following table shows the amounts due from or to its related parties under common control by MUFG at March 31, 2005 and 2006:

	2005	2006
	(in billions)
Assets, primarily consisting of trading account assets and loans:	¥547	¥3,257
Liabilities, primarily consisting of trading account liabilities and payables under securities lending transactions:	520	3,017

34.    EVENTS SINCE MARCH 31, 2006

Approval of Dividends

On June 28, 2006, the shareholder approved the payment of cash dividends to the shareholder of record on March 31, 2006, of ¥30.00 per share of Class 2 Preferred Stock, totaling ¥3,000 million, of ¥15.90 per share of Class 3 Preferred Stock, totaling ¥429 million, of ¥18.60 per share of Class 4 Preferred Stock, totaling ¥1,482 million, of ¥19.40 per share of Class 5 Preferred Stock, totaling ¥2,910 million, and of ¥12.56 per share of Common stock, totaling ¥123,365 million.

*****

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

By:	/s/ NOBUO KUROYANAGI
Name:	Nobuo Kuroyanagi
Title:	President

Date: September 28, 2006

EXHIBIT INDEX

Exhibit	Description

1(a)	Articles of Incorporation of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended and restated on June 28, 2006. (English Translation)(1)

1(b)	Regulations on Corporate Meetings of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended on August 2, 2006. (English Translation)(1)

1(c)	Regulations of the Board of Directors of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended on June 28, 2006. (English Translation)(1)

1(d)	Regulations on the Handling of Shares of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended and restated on June 28, 2006. (English Translation)(1)

2	Indenture dated as of February 25, 2000 between The Bank of Tokyo-Mitsubishi, Ltd. and The Chase Manhattan Bank.(2)

4(a)	Integration Agreement, dated February 18, 2005, and the amendment thereto, dated April 20, 2005, among Mitsubishi Tokyo Financial Group, Inc., The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, Mitsubishi Securities Co., Ltd., UFJ Holdings, Inc., UFJ Bank Limited, UFJ Trust Bank Limited and UFJ Tsubasa Securities Co., Ltd. (English Translation) (3)

4(b)	Merger Agreement, dated April 20, 2005 (English Translation), and the amendment thereto, dated August 12, 2005 (English Summary), between The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited (3)

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of ethics of Mitsubishi UFJ Financial Group, Inc. and compliance rules, compliance manual and employee work rules of The Bank of Tokyo-Mitsubishi UFJ, Ltd. applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation of relevant sections)(1)

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).(1)

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).(1)

(1)	Filed herewith.
(2)	Incorporated by reference from the Annual Report on Form 20-F filed on August 17, 2001.
(3)	Incorporated by reference from the Annual Report on Form 20-F filed on August 25, 2005.