Form 20-F
period 2007-03-31
BANK OF TOKYO - MITSUBISHI UFJ, LTD
filed 2007-09-21
CIK 852743

As filed with the Securities and Exchange Commission on September 21, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

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

At March 31, 2007, (1) 10,257,961,942 shares of common stock and (2) 356,700,000 shares of preferred stock were issued.

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

Yes   ☐    No   ☒

For purposes of this Annual Report, we have presented our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or US GAAP, except for risk-adjusted capital ratios, business segment financial information and some other specifically identified information. Unless otherwise stated or the context otherwise requires, all amounts in our financial statements are expressed in Japanese yen.

When we refer in this Annual Report to “we,” “us,” “our” and “BTMU,” we generally mean The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its consolidated subsidiaries, but from time to time as the context requires, we mean The Bank of Tokyo-Mitsubishi UFJ, Ltd. as an individual legal entity. Similarly, references to “UFJ Bank” are to UFJ Bank Limited as well as UFJ Bank Limited and its consolidated subsidiaries, as the context requires. References in this Annual Report to “yen” or “¥” are to Japanese yen and references to “US dollars,” “US dollar,” “dollars,” “US$” or “$” are to United States dollars. Our fiscal year ends on March 31 of each year. From time to time, we may refer to the fiscal year ended March 31, 2007 in this Annual Report as fiscal 2006 or the 2006 fiscal year. We may also refer to other fiscal years in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

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

Forward-looking statements appear in a number of places in this Annual Report and include statements regarding our intent, business plan, targets, belief or current expectations and/or the current belief or current expectations of our management with respect to our results of operations and financial condition, including, among other matters, our problem loans and loan losses. In many, but not all cases, we use words such as “anticipate,” “aim,” “believe,” “estimate,” “expect,” “intend,” “plan,” “probability,” “risk” and similar expressions, as they relate to us or our management, to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those which are anticipated, aimed, believed, estimated, expected, intended or planned or otherwise stated.

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

Item 2.    Offer Statistics and Expected Timetable.

Not applicable.

Item 3.    Key Information.

A.    Selected Financial Data

The selected statement of income data and selected balance sheet data set forth below have been derived from our audited consolidated financial statements. On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc., or MTFG, the parent company of The Bank of Tokyo-Mitsubishi, Ltd., or BTM, merged with UFJ Holdings, Inc., or UFJ Holdings, the parent company of UFJ Bank Limited, or UFJ Bank, with MTFG being the surviving entity. Upon consummation of the merger, MTFG changed its name to Mitsubishi UFJ Financial Group, Inc. The merger was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries were recorded at fair value as of October 1, 2005. Therefore, although the merger of BTM with UFJ Bank occurred and BTM changed its name to The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, on January 1, 2006, the results of operations of UFJ Bank and its subsidiaries have been included in our consolidated financial statements since October 1, 2005. Numbers as of and for the fiscal years ended March 31, 2003, 2004 and 2005 reflect the financial position and results of BTM and its subsidiaries only. Numbers as of March 31, 2006 reflect the financial position of BTMU while numbers for the fiscal year ended March 31, 2006 comprised the results of BTM and its subsidiaries for the six months ended September 30, 2005 and the results of BTMU from October 1, 2005 to March 31, 2006. Numbers as of March 31, 2007 and for the fiscal year ended March 31, 2007 reflect the financial position and results of BTMU. See note 2 to our consolidated financial statements for more information.

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

	Fiscal years ended March 31,
	2003		2004	2005	2006		2007
	(in millions, except per share data and number of shares)
Statement of income data:
Interest income	¥1,256,243		¥1,116,300	¥1,194,507	¥2,249,309		¥3,444,360
Interest expense	433,200		337,544	388,098	728,762		1,279,212

Net interest income	823,043		778,756	806,409	1,520,547		2,165,148
Provision (credit) for credit losses	287,282		(142,617)	123,945	163,416		341,570

Net interest income after provision (credit) for credit losses	535,761		921,373	682,464	1,357,131		1,823,578
Non-interest income	716,615		973,689	795,682	556,849		1,220,453
Non-interest expense	966,737		1,028,304	954,258	1,616,828		2,172,027

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	285,639		866,758	523,888	297,152		872,004
Income tax expense	48,406		331,103	237,296	68,921		410,299

Income from continuing operations before cumulative effect of a change in accounting principle	237,233		535,655	286,592	228,231		461,705
Income (loss) from discontinued operations—net	12,277		1,946	1,493	8,973		(817)
Cumulative effect of a change in accounting principle, net of tax(1)	(532)		—	(977)	(8,425)		—

Net income	¥248,978		¥537,601	¥287,108	¥228,779		¥460,888

Net income available to a common shareholder	¥245,620		¥527,528	¥280,392	¥221,780		¥449,925

Amounts per share:
Basic earnings per common share—income from continuing operations available to a common shareholder before cumulative effect of a change in accounting principle	¥49.98		¥104.72	¥55.76	¥30.64		¥44.89
Basic earnings per common share—net income available to a common shareholder	52.49		105.10	55.87	30.72		44.81
Diluted earnings per common share—income from continuing operations available to a common shareholder before cumulative effect of a change in accounting principle	46.65		104.43	55.50	27.01		44.21
Diluted earnings per common share—net income available to a common shareholder	49.11		104.81	55.61	27.07		44.13
Number of shares used to calculate basic earnings per common share (in thousands)	4,679,226		5,019,470	5,019,470	7,219,739		10,041,800
Number of shares used to calculate diluted earnings per common share (in thousands)	4,777,359	(2)	5,019,470	5,019,470	8,119,446	(3)	10,289,317	(3)
Cash dividends per share declared during the fiscal year:
—Common share	¥3.00		¥7.73	¥34.71	¥157.21		¥43.52
	$0.03		$0.07	$0.32	$1.33		$0.37
—Preferred share (Class 1)	¥41.25		¥123.75	¥82.50	¥41.25		—
	$0.34		$1.07	$0.78	$0.38		—
—Preferred share (Class 2)	—		—	—	¥36.42		¥60.00
	—		—	—	$0.31		$0.51
—Preferred share (Class 3)	—		—	—	—		¥23.85
	—		—	—	—		$0.21
—Preferred share (Class 4)	—		—	—	—		¥18.60
	—		—	—	—		$0.16
—Preferred share (Class 5)	—		—	—	—		¥19.40
	—		—	—	—		$0.17

	At March 31,
	2003		2004	2005	2006		2007
	(in millions)
Balance sheet data:
Total assets	¥77,680,387		¥85,058,552	¥92,050,299	¥158,825,706		¥153,605,242
Loans, net of allowance for credit losses	38,757,171		39,113,565	42,686,305	84,923,276		85,130,539
Total liabilities	75,744,644		82,286,419	88,883,714	150,556,223		144,919,111
Deposits	55,059,970		58,369,249	60,224,192	114,062,281		113,386,103
Long-term debt	4,607,359		5,086,993	5,196,388	11,925,838		12,263,205
Total shareholder’s equity	1,935,743		2,772,133	3,166,585	8,269,483		8,686,131
Common stock	749,873		749,873	749,873	871,973		871,973

	Fiscal years ended March 31,
	2003	2004	2005	2006	2007
	(in millions, except percentages)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Other financial data:
Average balances:
Interest-earning assets	¥68,166,517	¥72,394,249	¥82,220,483	¥112,023,359	¥140,731,722
Interest-bearing liabilities	62,252,204	67,026,490	75,632,995	98,073,940	119,077,306
Total assets	76,642,166	83,474,334	92,584,867	132,835,133	154,208,262
Total shareholder’s equity	1,765,204	2,398,816	2,769,260	5,485,014	8,481,891

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Return on equity and assets:
Net income available to a common shareholder as a percentage of total average assets	0.32%	0.63%	0.30%	0.17%	0.29%
Net income available to a common shareholder as a percentage of total average shareholder’s equity	13.91%	21.99%	10.13%	4.04%	5.30%
Dividends per common share as a percentage of basic earnings per common share	5.72%	7.35%	62.13%	511.75%	97.12%
Total average shareholder’s equity as a percentage of total average assets	2.30%	2.87%	2.99%	4.13%	5.50%
Net interest income as a percentage of total average interest-earning assets	1.21%	1.08%	0.98%	1.36%	1.54%

Credit quality data:
Allowance for credit losses	¥1,058,633	¥649,339	¥567,651	¥912,997	¥993,527
Allowance for credit losses as a percentage of loans	2.66%	1.63%	1.31%	1.06%	1.15%
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	¥2,115,654	¥1,229,157	¥1,005,049	¥1,850,892	¥1,531,753
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of loans	5.31%	3.09%	2.32%	2.16%	1.78%
Allowance for credit losses as a percentage of nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	50.04%	52.83%	56.48%	49.33%	64.86%
Net loan charge-offs	¥573,474	¥247,429	¥209,446	¥107,756	¥265,246

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net loan charge-offs as a percentage of average loans	1.42%	0.61%	0.49%	0.17%	0.31%
Average interest rate spread	1.14%	1.04%	0.94%	1.27%	1.38%
Risk-adjusted capital ratio calculated under Japanese GAAP(4)	10.43%	11.97%	11.83%	12.48%	12.83%

Notes:

(1)	On April 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Effective April 1, 2004, we adopted Financial Accounting Standards Board Interpretation, or FIN, No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” Effective March 31, 2006, we adopted FIN No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143.”
(2)	Includes the common shares potentially issuable pursuant to the 3% exchangeable guaranteed notes due 2002. These notes were redeemed in November 2002.
(3)	Includes the common shares potentially issuable by conversion of the Class 3, Class 4, and Class 5 Preferred Stock.
(4)	Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP.

Exchange Rate Information

The tables below set forth, for each period indicated, the noon buying rate in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. On September 18, 2007, the noon buying rate was $1.00 equals ¥115.75 and the inverse noon buying rate was ¥100 equals $0.86

	Year 2007
	March	April	May	June	July	August	September(1)
High	¥118.15	¥119.84	¥121.79	¥124.09	¥123.34	¥119.76	¥116.21
Low	116.01	117.69	119.77	121.08	118.41	113.81	113.43

(1)	Period from September 1 to September 18

	Fiscal years ended March 31,
	2003	2004	2005	2006	2007
Average (of month-end rates)	¥121.10	¥112.75	¥107.28	¥113.67	¥116.55

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

Our business, operating results and financial condition could be materially and adversely affected by any of the factors discussed below. The trading price of our securities could decline due to any of these factors. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks faced by us described below and elsewhere in this Annual Report. See “Forward-Looking Statements.”

We may have difficulty integrating the business and operations previously operated by Bank of Tokyo-Mitsubishi and UFJ Bank and, as a result, may have difficulty achieving the benefits expected from the integration.

Although the merger between The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank was completed in January 2006, our ability to fully realize the growth opportunities and other expected benefits of the merger depends in part on the continued successful integration of the domestic branch and subsidiary network, head office functions, information and management systems, personnel and customer base and other resources and aspects of the two banks. To realize the anticipated benefits of the merger, we have been implementing a business integration plan that is complex, time-consuming and costly. Achieving the targeted revenue synergies and cost savings is dependent on the successful implementation of the integration plan. Risks to the successful completion of the ongoing integration process include:

•	potential disruption of our ongoing business and the distraction of our management;

•

delays or other difficulties in coordinating, consolidating and integrating the domestic branch and subsidiary networks, head office functions, information and management systems, and customer products and services of the two banks, which may prevent us from enhancing the convenience and efficiency of our domestic branch and subsidiary network and operational systems as planned;

•	corporate cultural or other difficulties in integrating management, key employees and other personnel;

•	unanticipated difficulties in streamlining redundant operations and assets;

•	delays, increased costs or other problems in transitioning relevant operations and facilities smoothly to a new common information technology system; and

•	unanticipated expenses related to the ongoing integration process.

We may not succeed in addressing these risks or other problems encountered in the ongoing integration process. For example, the merger was implemented on January 1, 2006 after being postponed from October 1, 2005 to enable additional testing for connecting the two banks’ systems to minimize risks arising from the merger. We have set the objective of commencing the transfer to our new IT system from the first half of 2008. Significant or unexpected costs may be incurred during the ongoing integration process, preventing us from achieving the previously announced cost reduction targets as scheduled or at all. In addition, previously expected revenue synergies may not materialize in the expected time period if we fail to address any problems that arise in the ongoing integration process. If we are unable to resolve smoothly any problems that arise in the ongoing integration process, our business, results of operations and financial condition may be materially and adversely affected. For additional information on the merger, see “Item 4.B. Business Overview”.

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

We suffered from asset quality problems beginning in the early 1990s. Despite our progress in reducing the level of our problem loans, a number of borrowers are still facing challenging circumstances. Additionally, our consumer lending exposure has increased significantly as a result of the merger between Bank of Tokyo-Mitsubishi and UFJ Bank. Our problem loans and credit-related expenses could increase if:

•	current restructuring plans of borrowers are not successfully implemented;

•	additional large borrowers become insolvent or must be restructured;

•	economic conditions in Japan deteriorate;

•	real estate prices in Japan decline or stock prices in Japan decline;

•	the rate of corporate bankruptcies in Japan or elsewhere in the world rises;

•	additional economic problems arise elsewhere in the world;

•	the global economic environment deteriorates generally; or

•	conditions relating to the credit market or related derivative market deteriorate.

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

Our allowance for credit losses in our loan portfolio is based on evaluations, assumptions and estimates about customers, the value of collateral we hold and the economy as a whole. Our loan losses could prove to be materially different from the estimates and could materially exceed these allowances. If actual loan losses are higher than currently expected, the current allowances for credit losses will be insufficient. We may incur credit losses or have to provide for additional allowance for credit losses if:

•	economic conditions, either generally or in particular industries in which large borrowers operate, deteriorate;

•	conditions relating to the credit market or related derivative market deteriorate;

•	the standards for establishing allowances change, causing us to change some of the evaluations, assumptions and estimates used in determining the allowances;

•	the value of collateral we hold declines; or

•	we are adversely affected by other factors to an extent that is worse than anticipated.

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

During the past few years, high profile bankruptcy filings and reports of past accounting or disclosure irregularities, including fraud, in the United States, Japan and other countries have raised corporate credibility issues, particularly with respect to public companies. In response to these developments and regulatory responses to these developments in the United States, Japan and elsewhere, regulators, auditors and corporate managers generally have begun to review financial statements more thoroughly and conservatively. As a result, additional accounting irregularities and corporate governance issues may be uncovered and bring about additional bankruptcy filings and regulatory action in the United States, Japan and elsewhere. Such developments could increase our credit costs if they directly involve our borrowers or indirectly affect our borrowers’ credit. In addition, the credit review process by credit rating agencies has been subject to debate in the United States and other jurisdictions. The debate may result in new measures or policies that could negatively affect some of our borrowers’ credit or the debt securities that they issue.

Our business may be adversely affected by negative developments with respect to other Japanese financial institutions, both directly and through the effect they may have on the overall Japanese banking environment and on their borrowers.

Some Japanese financial institutions, including banks, non-bank lending and credit institutions, affiliates of securities companies and insurance companies, have experienced declining asset quality and capital adequacy and other financial problems. This may lead to severe liquidity and solvency problems, which have in the past resulted in the liquidation, government control or restructuring of affected institutions. The financial difficulties of other financial institutions could adversely affect us because:

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

•

negative media coverage of the Japanese banking industry, regardless of its accuracy and applicability to us, could affect customer or investor sentiment and have a materially adverse effect on our business or the price of our securities.

If the goodwill recorded in connection with the merger becomes impaired, we may be required to record impairment charges, which may adversely affect our financial results and the price of our securities.

In accordance with US GAAP, we have accounted for the merger with UFJ Bank using the purchase method of accounting. We allocated the total purchase price to our assets and liabilities based on the proportionate share of the fair values of those assets and liabilities. We have been incurring additional amortization expenses over the estimated useful lives of certain of the identifiable intangible assets acquired in connection with the transaction. In addition, we recorded the excess of the purchase price over the fair values of UFJ Bank’s assets and liabilities as goodwill. If we do not achieve the anticipated benefits of the merger, we may be required to record impairment charges relating to the recorded goodwill, and our financial results and the price of our securities could be adversely affected.

We may experience difficulties implementing effective internal controls.

In order to operate as a global financial institution, it is essential for us to have effective internal controls, corporate compliance functions, and accounting systems to manage our assets and operations. Moreover, under the U.S. Sarbanes-Oxley Act of 2002, which applies by reason of our status as an SEC reporting company, we are required to establish internal control over our financial reporting and our management is required to assess the effectiveness of our internal control over financial reporting and disclose whether such internal control is effective beginning from the fiscal year ending March 31,2008. Our auditors must also conduct an audit on the effectiveness of the internal control over financial reporting, and then render an opinion on it from the fiscal year ending March 31, 2009.

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

Since the early 1990s, the Japanese economy has performed poorly due to a number of factors, including weak consumer spending and lower capital investment by Japanese companies, causing a large number of corporate bankruptcies and the failure of several major financial institutions. Although some economic indicators and stock prices continued to improve during recent periods, if the economy weakens, then our earnings and credit quality may be adversely affected. For a discussion of Japan’s current economic environment, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Business Environment—Economic Environment in Japan.”

Changes in interest rate policy, particularly unexpected or sudden increases in interest rates, could adversely affect the value of our bond and financial derivative portfolios, problem loans and results of operations.

We hold a significant amount of Japanese government bonds and foreign bonds, including U.S. Treasury bonds. We also hold a large financial derivative portfolio, consisting primarily of interest-rate futures, swaps and options, for our asset liability management. An increase in relevant interest rates, particularly if such increase is unexpected or sudden, may negatively affect the value of our bond portfolio and reduce the so called “spread,” which is the difference between the rate of interest earned and the rate of interest paid. In addition, an increase in relevant interest rates may increase losses on our derivative portfolio and, may increase our problem loans as some of our borrowers may not be able to meet the increased interest payment requirements, thereby adversely affecting our results of operations and financial condition. For a detailed discussion of our bond portfolio, see “Selected Statistical Data—Investment Portfolio.”

We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.

We started calculating our risk-weighted capital ratios based on a new framework relating to regulatory capital requirements based on the Basel II framework established by the Basel Committee on Banking Supervision as of March 31, 2007. We are required to maintain risk-weighted capital ratios above the levels specified in the capital adequacy guidelines of the Financial Services Agency of Japan. The capital ratios are calculated in accordance with Japanese banking regulations based on information derived from the relevant entity’s financial statements prepared in accordance with Japanese GAAP. Our subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A., referred to collectively as UNBC, are subject to similar U.S. capital adequacy guidelines. We or our subsidiary banks may be unable to continue to satisfy the capital adequacy requirements because of:

•

increases in credit risk assets and expected losses we or our subsidiary banks may incur due to fluctuations in our or our subsidiary banks’ securities portfolios as a result of deteriorations in the credit of our borrowers and the issuers of equity and debt securities;

•	increases in credit costs we or our subsidiary banks may incur as we or our subsidiary banks dispose of problem loans or as a result of deteriorations in the credit of our borrowers;

•	declines in the value of our or our subsidiary banks’ securities portfolio;

•	changes in the capital ratio requirements or in the guidelines regarding the calculation of banks’ capital ratios;

•	a reduction in the value of our or our subsidiary banks’ deferred tax assets;

•	our or our subsidiary banks’ inability to refinance subordinated debt obligations with equally subordinated debt;

•	adverse changes in foreign currency exchange rates; and

•	other adverse developments discussed in these risk factors.

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

We determine the amount of net deferred tax assets and regulatory capital pursuant to Japanese GAAP and Japanese banking regulations, which differ from US GAAP and U.S. regulations. Currently, Japanese GAAP generally permits the establishment of deferred tax assets for tax benefits that are expected to be realized during a period that is reasonably foreseeable, generally five fiscal years. The calculation of deferred tax assets under Japanese GAAP is based upon various assumptions, including assumptions with respect to future taxable income. Actual results may differ significantly from these assumptions. Our ability to include deferred tax assets in regulatory capital has been limited to a certain extent by rule changes that became effective on March 31, 2006. If we conclude, based on our projections of future taxable income, that we will be unable to realize a portion of the deferred tax assets, our deferred tax assets may be reduced and, as a result, our results of operations may be negatively affected and our capital ratios may decline.

We may not be able to refinance our subordinated debt obligations with equally subordinated debt, and as a result our capital ratios may be adversely affected.

As of March 31, 2007, subordinated debt accounted for approximately 29.6% of our total regulatory capital, as calculated under Japanese GAAP. We may not be able to refinance our subordinated debt obligations with equally subordinated debt. The failure to refinance these subordinated debt obligations with equally subordinated debt may reduce our total regulatory capital and, as a result, negatively affect our capital ratios.

Recent changes in the business environment for consumer finance companies in Japan have adversely affected our recent financial results, and may further adversely affect our future financial results.

We have a large loan portfolio to the consumer lending industry as well as large shareholdings of consumer finance companies. The Japanese government is implementing regulatory reforms affecting the consumer lending industry. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Law Concerning Acceptance of Investment, Cash, Deposit and Interest Rate, Etc., or the Investment Deposit and Interest Rate Law, which is currently 29.2% per annum, to 20% per annum. The reduction in the maximum permissible interest rate will be gradually implemented in phases from 2007 through 2010, at the latest. Under the reforms, all interest rates will be subject to the lower limits (15-20% per annum) imposed by the Interest Rate Restriction Law, which will compel lending institutions to lower the interest rates they charge borrowers.

Currently, consumer finance companies that satisfy certain conditions are able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law. Accordingly, our consumer finance subsidiaries offer loans at interest rates above the Interest Rate Restriction Law. During the past year, the Supreme Court of Japan rendered decisions concerning interest rates exceeding the limits stipulated by the Interest Rate Restriction Law, and the business environment for consumer finance companies in Japan has been altered in favor of borrowers. Due to such changes, borrowers’ claims for reimbursement of such excess interest payments that they have once made to the consumer finance companies have significantly increased in the past 12 months. Furthermore, new regulations that are scheduled to be enacted before mid-2010 are expected to require, among other things, consumer finance companies to review the repayment capability of borrowers before lending, thereby limiting the amount of borrowing available to individual borrowers, which in turn may negatively affect our future financial results.

These and other related developments have adversely affected, and may further adversely affect, the operations and financial condition of our subsidiaries and borrowers which are engaged in consumer lending, which in turn may affect the value of our related shareholdings and loan portfolio. For example, there may be increases in the allowance for repayment of excess interest at our consumer finance subsidiaries. In the fiscal year ended March 31, 2007, we recognized ¥184.0 billion of impairment of intangible assets as a result of the downward revision of expected future cash flows at our consumer finance subsidiaries. Additionally, these developments may have indirect negative financial consequences on us, such as a change in our tax circumstances or an increase in our valuation allowance for deferred tax assets as a result of a decline in the estimated future taxable income of our consumer finance subsidiaries and may negatively affect market perception of our consumer lending operations, thereby adversely affecting the future financial results.

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

Our efforts to reduce our holdings of equity securities may adversely affect our relationships with customers, and we could also be forced to sell some holdings of equity securities at price levels lower than we would otherwise sell at in order to remain compliant with relevant Japanese laws.

Like many Japanese financial institutions, a substantial portion of our equity securities portfolio is held for strategic and business-relationship purposes. Under Japanese Law, however, bank holding companies and banks, including us, are prohibited from holding stock with an aggregate value that exceeds their adjusted Tier I capital. Additionally, Japanese banks are also generally prohibited by the Banking Law and the Anti-Monopoly Law of Japan from purchasing or holding more than 5% of the equity interest in any domestic third party. In order to comply with this requirement, we are required to sell some holdings of equity securities within five years from January 2006, the date of our merger, so that our holdings do not exceed the 5% threshold.

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

We undertake extensive trading and investment activities involving a variety of financial instruments, including derivatives. Our income from these activities is subject to volatility caused by, among other things, changes in interest rates, foreign currency exchange rates and equity and debt prices. For example:

•

increases in interest rates may have an adverse effect on the value of our fixed income securities portfolio, as discussed in “—Changes in interest rate policy, particularly unexpected or sudden increases in interest rates, could adversely affect the value of our bond portfolio and financial derivatives portfolio, problem loans and results of operations” above; and

•	the strengthening of the Japanese yen against the US dollar and other foreign currencies will reduce the value of our substantial portfolio of foreign currency denominated investments.

In addition, downgrades of the credit ratings of some of the securities in our portfolio could negatively affect our results of operations. Our results of operations and financial condition are exposed to the risks of loss associated with these activities. For a discussion of our investment portfolio and related risks see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Investment Portfolio” and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

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

We currently plan to pursue various business strategies to improve our profitability. In addition to the risks associated with the merger between Bank of Tokyo-Mitsubishi and UFJ Bank, there are various other risks that could adversely affect our ability to achieve our business objectives. For example:

•	we may be unable to cross-sell our products and services as effectively as anticipated;

•	we may have difficulty in coordinating the operations of our subsidiaries and affiliates as planned due to legal restrictions, internal conflict or market resistance;

•	we may lose customers and business as some of our subsidiaries’ or affiliates’ operations are reorganized, and in some cases, rebranded;

•	our efforts to streamline operations may require more time than expected and cause some negative reactions from customers;

•	new products and services we introduce may not gain acceptance among customers; and

•	we may have difficulty developing and operating the necessary information systems.

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

Any adverse changes in UNBC’s business may significantly affect our results of operations.

UNBC contributes to a significant portion of our net income. Any adverse change in the business or operations of UNBC may significantly affect our results of operations. Factors that could negatively affect UNBC’s results include adverse economic conditions in California, including the decline in the technology sector, the California state government’s financial condition, a potential downturn in the real estate and housing industries in California, substantial competition in the California banking market, uncertainty over the U.S. economy due to deteriorating credit markets in the United States, the threat of terrorist attacks, fluctuating oil prices and rising interest rates, negative trends in debt ratings and additional costs which may arise from enterprise-wide compliance with applicable laws and regulations such as the U.S. Bank Secrecy Act and related amendments under the USA PATRIOT Act.

For example, on September 14, 2007, Union Bank of California, N.A. agreed to a consent order and payment of a civil money penalty of $10.0 million assessed concurrently by the U.S. Office of the Comptroller of the Currency (OCC) and the U.S. Financial Crimes Enforcement Network (FinCEN) relating to the Bank Secrecy Act / Anti-Money Laundering compliance controls and processes of Union Bank of California. On September 17, 2007, Union Bank of California also entered into a deferred prosecution agreement with the U.S. Department of Justice under which Union Bank of California agreed to a payment of $21.6 million and the government agreed to defer prosecution of a Bank Secrecy Act Program violation primarily related to the discontinued international banking business of Union Bank of California and dismiss prosecution if Union Bank of California meets the conditions of the deferred prosecution agreement, including complying with the OCC consent order for one year. UNBC has committed to a number of improvements and may incur additional expenses relating to such measures.

For a detailed segment discussion relating to UNBC, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Business Segment Analysis.”

Our results of operations may be negatively affected by the recent financial instability in the U.S. resulting from subprime mortgages.

The recent credit market instability in the U.S. resulting from concerns with increased defaults of higher risk mortgages to lower income households, or the so-called subprime mortgages, may adversely affect our loan and investment portfolios. For example, some of our investment securities may need to be marked at a significantly lower price because a market price for those securities is depressed or not properly quoted. We may also be affected by credit market deterioration caused by defaults on subprime mortgages. Specifically, the availability of credit may become limited, causing some of our counterparties to default, or some of our credit derivative transactions to otherwise be negatively affected. Moreover, the negative developments in U.S. credit markets may cause significant fluctuations in stock markets globally and foreign currency exchange rates which in turn may affect our financial results. If credit market conditions continue to deteriorate, our capital funding structure may need to be adjusted, and our funding costs may increase.

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

Our international operations are subject to fluctuations in foreign currency exchange rates against the Japanese yen. When the Japanese yen appreciates, Japanese yen amounts for transactions denominated in foreign currencies, including a substantial portion of UNBC’s transactions, decline. In addition, a portion of our assets and liabilities is denominated in foreign currencies. To the extent that our foreign currency denominated assets and liabilities are not matched in the same currency or appropriately hedged, fluctuations in foreign currency exchange rates against the Japanese yen may adversely affect our financial condition, including our capital ratios. In addition, fluctuations in foreign exchange rates will create foreign currency translation gains or losses. For a historical discussion of the effect of changes in foreign currency exchange rates, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Effect of the Change in Exchange Rates on Foreign Currency Translation.”

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

As a major financial institution, our information systems and other aspects of our business and operations are exposed to various system, political and social risks beyond our control. Incidents such as disruptions of the Internet and other information networks due to major virus outbreaks, major terrorist activity, serious political instability and major health epidemics, have the potential to directly affect our business and operations by disrupting our operational infrastructure or internal systems. Such incidents may also negatively impact the economic conditions, political regimes and social infrastructure of countries and regions in which we operate, and possibly the global economy as a whole. Our risk management policies and procedures may be insufficient to address these and other large-scale unanticipated risks.

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

In recent years, there have been many cases where personal information and records in the possession of corporations and institutions were leaked or improperly accessed. In the event that personal information in our possession about our customers or employees is leaked or improperly accessed and subsequently misused, we may be subject to liability and regulatory action. The standards applicable to us have become more stringent under the Personal Information Protection Act of Japan, which became fully effective from April 2005. As an institution in possession of personal information, we may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information in accordance with the Personal Information Protection Act. In addition, such incidents could create a negative public perception of our operations, systems or brand, which may in turn decrease customer and market confidence and materially and adversely affect our business, operating results and financial condition.

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

Our operations with entities in Iran consist primarily of loans to Iranian financial institutions in the form of financing for petroleum projects and trade financing for general commercial purposes, as well as letters of credit and foreign exchange services. In addition, we extend trade financing for general commercial purposes to a corporate entity affiliated with Cuba. We do not believe our operations relating to Iran and Cuba are material to our business, financial condition and results of operations, as the loans outstanding to borrowers in or affiliated with Iran and Cuba as of March 31, 2007 were approximately $662 million and $8 million, respectively, which together represented less than 0.1% of our total assets as of March 31, 2007.

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

We have recently been subject to several regulatory actions for noncompliance with legal requirements. These regulatory matters and any future regulatory matters and regulatory changes could have a negative impact on our business and results of operations.

We conduct our business subject to ongoing regulation and associated regulatory compliance risks, including the effects of changes in laws, regulations, policies, voluntary codes of practice and interpretations in Japan and other markets in which we operate. Our compliance risk management systems and programs may not be fully effective in preventing all violations of laws, regulations and rules.

The Financial Services Agency of Japan and regulatory authorities in the United States and elsewhere also have the authority to conduct, at any time, inspections to review banks’ accounts, including ours. Some of our other financial services businesses, such as our securities business, are also subject to regulations set by, and inspections conducted by, various self-regulatory organizations, such as the National Securities Dealers Association in the United States.

In December 2006, we and MUFG entered into a written agreement with the Federal Reserve Banks of San Francisco and New York and the New York State Banking Department, and Bank of Tokyo-Mitsubishi UFJ Trust Company, or BTMUT, our subsidiary, consented to an Order to Cease and Desist issued by the Federal Deposit Insurance Corporation and the New York State Banking Department, to strengthen the compliance framework and operations of us, our New York Branch and BTMUT, respectively, for preventing anti-money laundering. As a result of the written agreement and the consent to the Order to Cease and Desist, we are required, among other things, to implement corrective measures, submit periodic progress reports to the authorities and take other actions. Separately, on September 14, 2007, Union Bank of California agreed to a consent order and payment of a civil money penalty of $10.0 million assessed concurrently by the U.S. Office of the Comptroller of the Currency (OCC) and the U.S. Financial Crimes Enforcement Network (FinCEN) relating to the Bank Secrecy Act / Anti-Money Laundering compliance controls and processes of Union Bank of California. On September 17, 2007, Union Bank of California also entered into a deferred prosecution agreement with the U.S. Department of Justice under which Union Bank of California agreed to a payment of $21.6 million and the government agreed to defer prosecution of a Bank Secrecy Act Program violation primarily related to the discontinued international banking business of Union Bank of California and dismiss prosecution if Union Bank of California meets the conditions of the deferred prosecution agreement, including complying with the OCC consent order for one year. UNBC has committed to a number of improvements and may incur additional expenses relating to such measures.

In February 2007, we received an administrative order from the Financial Services Agency of Japan in respect of compliance management of our operations regarding the occurrence of certain inappropriate transactions. The administrative order requires temporary suspension of extending credit to new corporate customers, training of all directors and staff regarding compliance, temporary suspension of the establishment of new domestic corporate business locations, establishment of a stronger management and internal control framework, submission and implementation of a business improvement plan, and a series of periodical progress reports of such business improvement plan. Further, in June 2007, BTMU received separate administrative orders from the Financial Services Agency of Japan in respect of its overseas business and its investment trust sales and related business in Japan. The administrative orders require BTMU, among other things, to make improvements in its compliance structure and related internal control functions in its overseas business and its domestic investment trust sales and related business, presentation and implementation of a business improvement plan, and reports on the progress of such business improvement plan.

Our failure or inability to comply fully with applicable laws and regulations could lead to fines, public reprimands, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate, and may adversely affect our business and outcome of operations. Regulatory matters may also negatively affect our ability to obtain regulatory approvals for future strategic initiatives. Furthermore, failure to take necessary corrective actions, or discovery of violation of laws and regulations in the process of further review of any of the matters mentioned above or in the process of implementing any corrective measures, could result in further regulatory action.

In addition, future developments or changes in laws, regulations, policies, voluntary codes of practice, fiscal or other policies of governmental and regulatory bodies and their effects on us are unpredictable and beyond our control. For example, newly adopted regulations to be enacted before mid-2010 are expected to require, among other things, consumer finance companies in Japan to review the repayment capabilities of borrowers before lending, thereby limiting the amount of borrowing available to individual borrowers, which in turn may negatively affect our future financial results.

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

In recent years, the Japanese financial system has been increasingly deregulated and barriers to competition have been reduced. In addition, the Japanese financial industry has been undergoing significant consolidation, which trend may continue in the future and further increase competition. The planned privatization of the Japanese postal savings system and the establishment of a Postal Saving Bank in October 2007, as well as the planned privatization of certain governmental financial institutions, could also substantially increase competition within the financial services industry. If we are unable to compete effectively in this more competitive and deregulated business environment, our business, results of operations and financial condition will be adversely affected. For a more detailed discussion of our competition in Japan, see “Item 4.B. Information on the Company—Business Overview—Competition—Japan.”

We may have difficulty achieving the benefits expected from the recently completed and planned mergers and other business combinations involving our subsidiaries and affiliates.

In line with our ongoing strategic effort to create a leading comprehensive financial group that offers a broad range of financial products and services, we have recently completed and are planning to complete mergers and other business combinations involving some of our subsidiaries and equity method affiliates. For example, UFJ NICOS Co., Ltd., or UFJ NICOS, and DC Card Co., Ltd., our credit card subsidiaries, merged on April 1, 2007, with UFJ NICOS being the surviving entity, to form Mitsubishi UFJ NICOS, Co., Ltd. Diamond Lease Company Limited and UFJ Central Leasing Co., Ltd., our equity method investees, merged on the same day. On September 20, 2007, MUFG announced that it plans to make Mitsubishi UFJ NICOS a wholly-owned subsidiary of MUFG through a share exchange expected to go into effect on August 1, 2008. The growth opportunities and other expected benefits of these business combinations, however, may not be realized in the expected time period and unanticipated problems could arise in the integration process, including unanticipated expenses related to the integration process as well as delays or other difficulties in coordinating, consolidating and integrating personnel, information and management systems, and customer products and services. If we are unable to implement the business and operational integration of our subsidiaries and equity method investees, our business, results of operations and financial condition may be materially and adversely affected. For a more detailed discussion of recently completed and planned mergers and other business combinations involving our subsidiaries and affiliates, see “Item 4.B. Information on the Company—Business Overview” and “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

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

Item 4.	Information on the Company

A.    History and Development of the Company

The Bank of Tokyo-Mitsubishi UFJ, or BTMU, is a major commercial banking organization in Japan that provides a broad range of domestic and international banking services from its offices in Japan and around the world. BTMU is a “city” bank, as opposed to a regional bank. Our registered head office is located at 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan, and our telephone number is 81-3-3240-1111. BTMU is a joint stock company (kabushiki kaisha) incorporated in Japan under the Company Law of Japan (Law No. 86 of 2005, also known as the Companies Act or the Corporation Act).

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

UFJ Bank was formed through the merger, on January 15, 2002, of The Sanwa Bank, Limited and The Tokai Bank, Limited.

Sanwa Bank was established in 1933 when the three Osaka-based banks, the Konoike Bank, the Yamaguchi Bank, and the Sanjyushi Bank merged. Sanwa Bank was known as a city bank having the longest history in Japan, since the foundation of Konoike Bank can be traced back to the Konoike Exchange Office established in 1656. The origin of Yamaguchi Bank was also a money exchange house, established in 1863. Sanjyushi Bank was founded by influential fiber wholesalers in 1878. The corporate philosophy of Sanwa Bank had been the creation of premier banking services especially for small and medium-sized companies and individuals.

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

B.    Business Overview

We are a major Japanese commercial banking organization. We provide a broad range of domestic and international banking services in Japan and around the world. As of June 30, 2007, our network in Japan included 666 branches, 121 sub-branches, 1,955 branch ATMs and 24,154 convenience store-based, non-exclusive ATMs. We organize our operations based on customer and product segmentation, as follows:

•	retail banking;

•	corporate banking;

•	corporate and investment banking;

•	commercial banking; and

•	transaction banking;

•	global business;

•	global markets;

•	operations and systems; and

•	other, including trust and asset management, custody and eBusiness & IT initiatives.

For a detailed analysis of financial results by business segments, which is based mainly on our business organizations, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Business Segment Analysis.” For a detailed analysis of financial results by geographic segment, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Geographic Segment Analysis.”

The merger between us and UFJ Bank Limited. was completed in January 2006. Through the merger, we aim to create a leading comprehensive banking institution that is competitive on a global basis and provides a broad range of financial products and services to a worldwide client base. We believe that our business operations and domestic and global branch networks are highly complementary with those of UFJ Bank. By leveraging the respective strengths of each bank, creating synergies through the merger and reinforcing a customer-focused management philosophy, we seek to improve the standard of our products and services and provide significant benefits expected from the merger to customers and shareholders.

BTMU conducts business activities in a variety of areas, including:

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

Deposits.    The unit offers a full range of bank deposit products to its customers. In July 2006, we raised interest rates on our ordinary deposits for the first time in almost four years from 0.001% per annum to 0.1% per annum and rates were increased again in February 2007 from 0.1% per annum to 0.2% per annum. We raised interest rates on fixed term deposits in accordance with trends in market interest rates. As yen deposit interest rates rise, our customers’ interest in yen deposits have also increased and we are implementing a variety of preferential interest rate measures such as preferential interest rate campaigns via telephone and internet banking. In January 2007, we launched a membership club, the Quality Life Club, aimed chiefly at senior citizens of the baby-boom generation which provides a combination of financial and non-financial services. In addition to financial services such as consultation with experts on asset management, the club offers privileges such as high value-added services in areas of interest to senior citizens including travel and health. In May 2007, in a joint initiative with Walt Disney Japan, we launched a new type of online banking service for individuals called “Disney Osaihu Plus” using the Internet and mobile phones. The Disney Osaihu Plus service aims to provide a solution for customers who are unfamiliar with banking services, who find banking services difficult to understand or find it hard to adapt to online banking. This service aims to be easy-to-use and to encourage customers to feel comfortable with online banking services.

Investment trusts.    We provide a varied line-up of products that allows our customers to choose products according to their investment needs. In fiscal 2006 we introduced a total of 14 investment trusts. In order to provide a strong line-up of investment products to meet the “second life” needs of the baby boom generation in their retirement, we launched the MUFG Fidelity Retirement Allowance Fund in November 2006 and the Mitsubishi UFJ Asset Formation Fund in March 2007. Furthermore, we are strengthening our SRI (Socially Responsible Investment) funds as part of our commitment to CSR (corporate social responsibility), one of the key elements of our business strategy, and we launched the Mitsubishi UFJ SRI Fund in July 2006.

Individual annuity insurance.    Since the removal of restrictions on sales by banks of individual annuity insurance products in October of 2002, we have been actively selling individual annuities in an effort to meet the needs of our customers. Our current line-up of insurance products consists of investment-type individual annuities, foreign currency denominated insurance annuities and yen denominated fixed-amount annuity insurance. Additionally, since January 2005, we have been offering single premium term insurance.

In order to design and introduce products matched to customers’ needs, we formed a business partnership with Manulife Insurance Company in March 2004. Since then we have also formed a business tie-up to develop and sell insurance annuities for individuals with Tokyo Marine and Nichido Financial Insurance of the Millea group in September 2004.

We are steadily strengthening our line-up of products and we launched a single premium term insurance product “Dear My Family” (underwritten by Alico Japan) in May 2007 and an investment type annuity product “Bikkuri Bako” (underwritten by Manulife Life Insurance Company) in June 2007. We are now preparing for the complete removal of restrictions on the sale of insurance products by banks scheduled for December 2007.

Securities intermediation services.    The unit initiated securities intermediation operations in December 2004 following the lifting of the ban of securities intermediation operations by banks, acting as a securities intermediary of Mitsubishi UFJ Securities Co., Ltd., or MUS, and kabu.com Securities Co., Ltd. In September 2005, Mitsubishi UFJ Financial Group and Merrill Lynch & Co., Inc. established a joint-venture company, Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd., to provide private banking services. The unit started providing securities intermediation services to the joint-venture company from May 2006.

By the end of March 2007, BTMU had accepted around 640 personnel from MUS of whom around 550 have been stationed throughout the nationwide BTMU branch network as investment consulting specialists in order to further strengthen our sales system. In addition, we are also expanding our product range to include products such as Japanese government bonds, foreign bonds, foreign and domestic investment trusts and equities (including public offerings).

Loans.    The unit provides loans such as housing loans and credit card loans to its retail clients. In housing loans, in addition to ultra-long term fixed rate housing loans and housing loans incorporating health insurance for seven major illnesses, we began offering the Flat 35 guaranteed housing loan in a tie-up with the Japan Housing Finance Agency. We have also started offering preferential rates on refinancing applications received via the internet as part our effort to develop products to meet a wide variety of customer needs in a time of rising interest rates.

Credit cards.    In October 2004, we began to issue a multi-functional IC card, which combines cash card, credit card and electronic money functions. Our other initiatives to provide convenient solutions to customers include the February 2007 launch of the Super IC Card Suica Mitsubishi-Tokyo VISA in collaboration with East Japan Railway Company.

Our subsidiary, UFJ Nicos Co., Ltd., merged with Kyodo Credit Service Co., Ltd. in October 2006, and with DC Card Co., Ltd., another BTMU subsidiary, in April 2007 to form Mitsubishi UFJ NICOS Co., Ltd.

On September 20, 2007, MUFG announced that MUFG will acquire ¥120 billion of newly issued Mitsubishi UFJ NICOS shares on November 6, 2007, thereby increasing MUFG’s holdings to approximately 75% of Mitsubishi UFJ NICOS’ total issued shares. MUFG also announced that MUFG and Mitsubishi UFJ NICOS had entered into an agreement to make Mitsubishi UFJ NICOS a wholly-owned subsidiary of MUFG through a share exchange expected to go into effect on August 1, 2008.

As part of its new medium term business plan, Mitsubishi UFJ NICOS will concentrate resources on the credit card business and transfer its installment credit sales business to JACCS Co., Ltd..

MUFG will also hold discussions with The Norinchukin Bank to expand the business and capital alliance between The Norinchukin Bank and Mitsubishi UFJ NICOS. As part of these discussions, MUFG will consider the possibility of having Mitsubishi UFJ NICOS become an equity method investee of The Norinchukin Bank after Mitsubishi UFJ NICOS becomes a wholly-owned subsidiary of MUFG.

Domestic network.    We offer products and services through a wide range of channels, including branches, ATMs (including convenience store ATMs shared by multiple banks), Tokyo-Mitsubishi UFJ Direct (telephone, internet and mobile phone banking), the BTMU “Telebank” service video conferencing counters (counters that allow face-to-face style contact with operators through the use of broadband internet video conferencing) and mail order.

The Mitsubishi UFJ Financial Group’s integrated financial services are provided at MUFG Plaza branches that combine banking, trust banking and securities services and offer retail customers unified and flexible services at one-stop outlets. As of March 31, 2007, 62 MUFG Plaza branches have been opened.

As an exclusive membership service for high net worth customers, private banking offices have been established since December 2006 featuring lounges and private rooms where customers can receive wealth management advice and other services in a relaxing and comfortable setting. As of March 31, 2007, we have opened seven private banking offices in the Tokyo metropolitan area, Nagoya and Osaka.

In order to strengthen our brand value through raising service levels we have responded to strong customer demand and reduced commissions for ATM transactions. Since May 2006, individual customers with accounts at BTMU or Mitsubishi UFJ Trust and Banking, or MUTB, have been able to make cash card transfers free of charge between the head offices or branches of BTMU or MUTB, and at ATMs and convenience store ATMs. In addition, from March 2007, commissions for using joint-use ATMs in convenience stores have been reduced and ATM transactions are free of charge on weekdays between 8:45 am and 6:00 pm.

We are also promoting services arising from strategic alliances in other business areas. In April 2006, subject to the approval of the relevant authorities, we and KDDI agreed on the establishment of the first mobile phone internet bank in Japan. In May 2006, the research company that will serve as the parent organization of this internet bank was established and preparations are currently being made for an expected launch of operations in the middle of fiscal 2008. Furthermore, in May 2006, we jointly established with DeNA Co., Ltd. and the Norinchukin Bank a joint venture company that will provide payment services for e-commerce using the internet or mobile phone.

Strategic alliances.    In March 2007, we agreed to strengthen our business and capital alliance with kabu.com Securities, an equity-method affiliate of Mitsubishi UFJ Financial Group, in order to strengthen MUFG’s retail online financial services and expand the range of online financial services available. Through the business alliance, we provide a range of services and products in the securities intermediation business to kabu.com Securities and kabu.com Securities offers certain bank agency services to us as our agent.

In terms of the capital alliance, as a result of our public tender offer for shares of kabu.com Securities conducted during March and April 2007, MUFG’s shareholding in kabu.com Securities has increased to 40.4%. In June 2007, directors dispatched from the MUFG held a majority of the seats on the Board of Directors of kabu.com Securities and kabu.com Securities became a consolidated subsidiary of MUFG.

We have also reached a basic agreement with Tokyu Corporation in July 2007 for a business alliance for financial services, including the placement of ATMs in Tokyu’s railway stations and the issuance of a joint credit card.

Trust agency operations.    As of the end of July 2007, we are conducting the following eight businesses as the trust banking agent for MUTB: testamentary trusts, inheritance management, asset succession planning, inheritance management agency operations, business management financial clinic, lifetime gift trusts, share disposal trusts, and marketable securities administration trusts.

In October 2006, we accepted approximately 30 financial consultants (sales managers specializing in inheritance business) from MUTB. Because of Japan’s increasingly aging society, customer demand for inheritance-related advice is increasing and we aim to drastically strengthen our sourcing of information from the banking market.

Corporate Banking Business Unit

As part of Mitsubishi UFJ Financial Group’s Integrated Corporate Banking Business Group, our corporate banking business unit provides banking products and services to a wide range of business customers, from large corporations to medium-sized and small businesses, and is responsible for customer relationships. The unit serves these customers through 245 offices in Japan as well as directly from its headquarters. The unit provides traditional commercial banking services, such as deposits, settlement, foreign exchange and loans, as well as investment banking services, electronic banking and highly sophisticated consultancy services to meet its customers’ needs. The unit works closely with other business units, such as the global business unit and global markets.

Subject to approval by the relevant authorities, in November 2007, BTMU will issue and allocate 1,000,000 shares of its first series Class 6 non-voting preferred shares to MUTB to acquire nine of the corporate business outlets of MUTB.

•	CIB (Corporate and Investment Banking)

The unit provides CIB solutions mainly to large corporations, financial institutions and public sector organizations. Our product specialists in the unit provide capital markets, derivatives, securitization, syndicated loans, structured finance and other services globally. Our customers with the needs in M&A transactions and debt and equity capital markets are referred to MUS, the securities arm of the Mitsubishi UFJ Financial Group, so that our customers’ needs in CIB services are met fully by the group as a whole.

Capital Markets.    The unit provides arrangement services relating to private placements for mainly medium-sized enterprise issuers and institutional investors. During the fiscal year ended March 31, 2007, we arranged 7,959 issuances totaling ¥1,191.0 billion.

Derivatives.    The unit develops and offers derivatives products for risk management and other financial needs. The unit has trading desks and sales teams specializing in derivatives in Tokyo, Singapore, Hong Kong, Shanghai, London and New York.

Securitization.    In the securitization area, the unit is primarily engaged in asset-backed commercial paper programs and has securitization teams based in Tokyo, New York and London. The unit continues to develop and structure new types of transactions.

Syndicated loans.    The unit structures and syndicates many types of loan transactions, including term loans, revolving credit and structured transactions. The unit has loan syndication operations in Tokyo, New York, London, Hong Kong and Singapore. We arranged syndicated loans with an aggregate principal amount totaling $102.5 billion in the fiscal year ended March 31, 2007.

Structured finance.    The unit engages in project finance, real estate finance, lease related finance, leveraged finance, and other types of non-recourse or limited-recourse and structured financings. The unit provides customers with financial advisory services, loan arrangements and agency services. The unit has teams located in Tokyo, Hong Kong, Singapore, London, New York and Boston.

Other services.    In the United States, the unit offers leasing services through two subsidiaries, BTMU Capital Corporation and BTMU Leasing & Finance. BTMU Capital Corporation offers a wide range of leasing services to non-Japanese customers, while BTMU Leasing & Finance focuses on providing services to the U.S. subsidiaries and affiliates of Japanese corporations.

Wealth management.    The group has two wealth management companies, Mitsubishi UFJ Wealth Management Securities, Ltd. and Mitsubishi UFJ Wealth Management Bank (Switzerland), Ltd. These two subsidiaries provide sophisticated and broad investment services and solutions to high net worth customers.

•	Commercial Banking

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

•	Transaction Banking

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

Global Business Unit

Our global business unit provides a full range of banking services not only to the overseas operations of Japanese corporations but also to non-Japanese corporations. The unit serves these customers through a global network of 64 overseas branches and sub-branches, 17 representative offices and overseas subsidiary banks.

Overseas business support.    The unit provides a full range of financial services to support customers’ overseas activities, including financing, settlement and custody services, in cooperation with other business units, divisions and groups such as the global markets unit, the corporate banking business unit and the trust business division. These financial services are also offered through subsidiaries such as MUS, Mitsubishi UFJ Securities International plc and BTMU Capital Corporation.

Global Cash Management Service.    The unit offers the Global Cash Management Service through its foreign branches in corporation with the eBusiness & IT initiatives division. This service allows customers to monitor their foreign accounts and make remittances through their personal computers.

Banking Operation in the United States.    With a particular focus on California, Oregon and Washington, the unit provides a wide range of financial services to consumers, small businesses, middle-market companies and major corporations through UNBC, a publicly traded U.S. commercial bank holding company listed on the NYSE. As of June 30, 2007, we owned 65.2% of UNBC and UNBC comprised, and continues to comprise, a significant portion of our global business unit. Union Bank of California, N.A., UNBC’s subsidiary, is one of the largest commercial banks in California based on total assets and total deposits.

Global Markets Unit

The global markets unit is active in international financial markets, with global markets divisions in Tokyo, New York, London, Singapore and Hong Kong. The three primary functions of the global markets unit are sales and trading, Asset and Liability Management (ALM) and strategic portfolio investment. Additionally, the global markets unit manages our overall credit portfolio with the corporate banking business unit.

The three main functions of the global markets unit are as follows:

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

ALM: Asset Liability Management.    The global markets unit is responsible for our asset and liability management, and centrally monitors and manages all interest rate and liquidity risks by utilizing U.S. and Japanese government securities, asset-backed securities, interest rate swaps, futures and options. We are a leader in yen-dominated markets. The global markets unit is also globally active in the international money markets.

Strategic Portfolio Investment.    The global markets unit also manages our strategic investment portfolio. In order to enhance returns, we manage the portfolio utilizing well-diversified investment tools, including exchange traded funds and commodity funds.

In addition to the three functions above, the global markets unit also provides the following function:

Credit Portfolio Management.    The global markets unit and the corporate banking business unit manage credit risks, utilizing credit derivatives or distributing loans to investors, in order to optimize the return/risk of our overall credit portfolio.

Operations and Systems Unit

Through the operations and systems unit, we provide operations and settlement services to our other business units. The unit also earns fee income by providing settlement and remittance services, including correspondent banking services, to our customers and yen custody services to international institutional investors. In addition, the unit also offers competitive operations and settlement services to other financial institutions to meet their outsourcing needs.

Operations services.    The operations services planning division of our operations and systems unit provides operations services for the commercial banking activities of the retail banking, corporate banking and global business units. We have expanded centralized processes at our operations centers, which increases the efficiency of our branch offices.

The trade business division offers outsourcing services in foreign remittance, export and import operations for Japanese financial institutions. As of March 31, 2007, 87 Japanese banks utilized our foreign remittance services offered under our Global Operation Automatic Link (GOAL) service, and a number of Japanese banks outsourced their export and import operations to us.

Correspondent banking and settlement.    The transaction services division (formerly named the payment and clearing services division) of our operations and systems unit maintains financial institutions’ accounts with correspondent arrangements. As of March 31, 2007, we had correspondent arrangements with 3,100 foreign banks and other financial institutions, of which 1,791 had yen settlement accounts with us. We also had correspondent arrangements with 134 Japanese financial institutions, for which we held 181 yen and foreign currency accounts.

The Foreign Exchange Yen Clearing System (FXYCS) in Japan introduced an entrustment procedure for yen clearing through which banks may entrust other banks to conduct yen clearing for them. As of March 31, 2007, 64 regional and foreign banks in Japan outsourced their yen clearing operations to us. We handled approximately 31% of these transactions based on transaction amounts and are a market leader in the yen settlement business.

Our transaction services division is also taking the initiative in the global implementation of the Continuous Linked Settlement (CLS) operation, which is intended to eliminate settlement risks when foreign exchange deals are settled. Further, since December 2006, the division is responsible for the custody business for international institutional investors who invest in Japanese yen securities.

The systems division is responsible for our computer systems.

Other Business Division

In addition to the above, we also have other divisions, including:

•	trust and asset management business promotion for companies, including defined contribution plans;

•	global securities services, which is responsible for the custody business for Japanese institutional investors;

•	eBusiness & IT initiatives, which is responsible for developing and overseeing our information technology as well as related business opportunities; and

•	the corporate center, which retains functions such as our strategic planning, overall risk management, internal auditing and compliance.

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

Japan

Deregulation.    Competition in Japan has intensified as a result of the relaxation of regulations relating to Japanese financial institutions. Most of the restrictions that served to limit competition were lifted before 2000. Deregulation has eliminated barriers between different types of Japanese financial institutions, which are now able to compete directly against one another. Deregulation and market factors have also facilitated the entry of various large foreign financial institutions into the Japanese domestic market.

The Banking Law, as amended, now permits banks to engage in the securities business by establishing or otherwise owning domestic and overseas securities subsidiaries with the approval of the Financial Services Agency, an agency of the Cabinet Office. Further increases in competition among financial institutions are expected in these new areas of permissible activities.

In terms of new market entrants, other financial institutions, such as Orix Corporation, and non-financial companies, such as Sony Corporation and Ito-Yokado Co., Ltd., have also begun to offer various banking services, often through non-traditional distribution channels. Also, in recent years, various large foreign financial institutions have significantly expanded their presence in the Japanese domestic market. Citigroup, for example, has expanded its banking activities and moved aggressively to provide investment banking and other financial services, including retail services, and, through its recent acquisition of Nikko Cordial Corporation, securities brokerage services . The planned privatization of Japan Post, a government-run public services corporation established on April 1, 2003 that is the world’s largest holder of deposits, and the expected establishment of a Postal Saving Bank on October 1, 2007, as well as the planned privatization of other governmental financial institutions, could also substantially increase competition within the financial services industry.

In the corporate banking sector, the principal effect of these reforms has been the increase in competition as two structural features of Japan’s highly specialized and segmented financial system have eroded:

•	the separation of banking and securities businesses in Japan; and

•

the distinctions among the permissible activities of Japan’s three principal types of private banking institutions. For a discussion of the two principal types of private banking institutions, see “—The Japanese Financial System.”

In addition, in recent years, Japanese corporations are increasingly raising funds by accessing the capital markets, both within Japan and overseas, resulting in a decline in demand for loan financing. Furthermore, as foreign exchange controls have been generally eliminated, customers can now have direct access to foreign financial institutions, with which we must also compete.

In the consumer banking sector, deregulation has enabled banks to offer customers an increasingly attractive and diversified range of products. For example, banks may now sell investment trusts and some types of insurance products, with the possibility of expanding to additional types of insurance products in the future. We will face competition in this sector from other private financial institutions as well as from Japan Post. Recently, competition has also increased due to the development of new products and distribution channels. For example, Japanese banks have started competing with one another by developing innovative proprietary computer technologies that allow them to deliver basic banking services in a more efficient manner and to create sophisticated new products in response to customer demand.

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

Private Banking Institutions

Private banking institutions in Japan are commonly classified into two categories (the following numbers are based on available information published by the Financial Services Agency as of July 1, 2007):

•	ordinary banks (126 ordinary banks and 64 foreign commercial banks with ordinary banking operations); and

•	trust banks (21 trust banks, including 4 Japanese subsidiaries of foreign financial institutions).

Ordinary banks in turn are classified as city banks, of which there are five, including us, and regional banks, of which there are 110 and other banks, of which there are 11. In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished based on head office location as well as the size and scope of their operations.

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

In recent years, almost all of the city banks have consolidated with other city banks and also, in some cases, with trust banks. Integration among these banks was achieved, in most cases, through the use of a bank holding company.

In addition to ordinary banks and trust banks, other private financial institutions in Japan, including shinkin banks or credit associations, and credit cooperatives, are engaged primarily in making loans to small businesses and individuals.

Government Financial Institutions

Since World War II, a number of government financial institutions have been established. These corporations are wholly owned by the government and operate under its supervision. Their funds are provided mainly from government sources. Certain types of operations currently undertaken by these institutions are planned to be assumed by, or integrated with the operations of, private corporations through measures such as the privatization of Japan Post and other institutions.

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

•

Japan Finance Corporation for Small and Medium Enterprise, Japan Housing Finance Agency, and The Agriculture, Forestry and Fisheries Finance Corporation, the purpose of each of which is to supplement private financing in its relevant field of activity; and

•	The Postal Service Agency, which was reorganized in April 2003 into Japan Post, a government-run public services corporation which is scheduled to be privatized on October 1, 2007.

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

The Banking Law.    Among the various laws that regulate financial institutions, the Banking Law and its subordinated orders and ordinances are regarded as the fundamental law for ordinary banks and other private financial institutions. The Banking Law addresses bank holding companies, capital adequacy, inspections and reporting, as well as the scope of business activities, disclosure, accounting, limitation on granting credit and standards for arm’s length transactions. In addition, the amendment to the Banking Law which came into effect in April 2006 relaxed the standards relating to bank-agent eligibility, which encourages to encourage banks to expand their operations through the use of bank agents.

Bank holding company regulations.    A bank holding company is prohibited from carrying on any business other than the management of its subsidiaries and other incidental businesses. A bank holding company may have any of the following as a subsidiary: a bank, a securities company, an insurance company and a foreign subsidiary that is engaged in the banking, securities or insurance business. In addition, a bank holding company may have as a subsidiary any company that is engaged in a business relating or incidental to the businesses of the companies mentioned above, such as a credit card company, a leasing company or an investment advisory company. Certain companies that are designated by a ministerial ordinance at those that cultivate new business fields may also become the subsidiary of a bank holding company.

Capital adequacy.    The capital adequacy guidelines adopted by the Financial Services Agency that are applicable to Japanese bank holding companies and banks with international operations had closely followed the risk-weighted approach introduced by the Basel Committee on Banking Supervision of the Bank for International Settlements, or BIS. In June 2004, the Basel Committee released revised standards called “International Convergence of Capital Measurement and Capital Standards: A Revised Framework,” or Basel II, which has become applicable to Japanese banks since the end of March 2007. Basel II has three core elements, or “pillars”: requiring minimum regulatory capital, the self-regulation of financial institutions based on supervisory review, and market discipline through the disclosure of information. Basel II is based on the belief that these three “pillars” will collectively ensure the stability and soundness of financial systems, and also reflect the nature of risks at each bank more closely. These amendments do not change the minimum capital requirements applicable to internationally active banks.

The revised Framework provides more risk-sensitive approaches and a range of options for measuring risks and determining the capital requirements. As a result, Basel II also reflects the nature of risks at each bank more closely. Under Basel II, MUFG and its subsidiary banks adopted the Foundation Internal Ratings-Based Approach, or IRB approach, to calculate capital requirements for credit risk. The Standardised Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements and a few subsidiaries adopted a phased rollout of the IRB approach. MUFG and its subsidiary banks adopted the Standardised Approach to calculate capital requirements for operational risk. As for market risk, MUFG and its subsidiary banks adopted the Internal Models Approach mainly to calculate general market risk and adopted the Standardised Methodology to calculate specific risk.

The capital adequacy guidelines are in accordance with the standards of the Bank for International Settlement for a target minimum standard ratio of capital to modified risk-weighted assets of 8.0% on both consolidated and non-consolidated bases for banks with international operations, including us and MUTB or on a consolidated basis for bank holding companies with international operations, such as MUFG. Modified risk-weighted assets is the sum of risk-weighted assets compiled for credit risk purposes, market risks and operational risks multiplied by

12.5. The capital adequacy guidelines place considerable emphasis on tangible common stockholders’ equity as the core element of the capital base, with appropriate recognition of other components of capital.

Capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. Tier I capital generally consists of stockholders’ equity items, including common stock, preferred stock, capital surplus, retained earnings (which includes deferred tax assets) and minority interests, but recorded goodwill and other items, such as treasury stock, are deducted from Tier I capital. Tier II capital generally consists of:

•

The amount that eligible reserves for credit losses exceeds expected losses in the IRB approach, and general reserves for credit losses, subject to a limit of 1.25% of modified risk-weighted assets in the partial use of the Standardised Approach (including a phased rollout of the IRB approach);

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

Amendments to the capital adequacy guidelines limiting the portion of Tier I capital consisting of deferred tax assets became effective on March 31, 2006. The restrictions are targeted at major Japanese banks and their holding companies, which include Mitsubishi UFJ Financial Group, Inc. and its subsidiary banks. The cap was initially set at 40% for the fiscal year ended March 31, 2006 and 30% for the fiscal year ended March 31, 2007. It will then be lowered to 20% for the fiscal year ending March 31, 2008. The banks subject to the restrictions will not be able to reflect any deferred tax assets that exceed the relevant limit in their capital adequacy ratios.

Inspection and reporting.    By evaluating banks’ systems of self-assessment, auditing their accounts and reviewing their compliance with laws and regulations, the Financial Services Agency monitors the financial soundness of banks, including the status and performance of their control systems for business activities. The Financial Services Agency implemented the Financial Inspection Rating System (“FIRST”) for deposit-taking financial institutions which has become applicable to major banks from April 1, 2007. By providing inspection results in the form of graded evaluations (i.e., ratings), the Financial Services Agency expects this rating system to motivate financial institutions to voluntarily improve their management and operations.

The Financial Services Agency, if necessary to secure the sound and appropriate operation of a bank’s business, may request the submission of reports or materials from, or conduct an on-site inspection of, the bank or the bank holding company. If a bank’s capital adequacy ratio falls below a specified level, the Financial Services Agency may request the bank to submit an improvement plan and may restrict or suspend the bank’s operations when it determines that action is necessary.

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

In November 2001, a law which imposes a limitation on a bank’s shareholding of up to the amount equivalent to its Tier I capital was enacted. This limitation took effect in September 30, 2006.

Securities and Exchange Law.    Article 65 of the Securities and Exchange Law of Japan generally prohibits a bank from engaging in the securities business except for certain limited activities. Despite the general prohibition under Article 65, the Financial System Reform Act allows banks, trust banks and securities companies to engage in the businesses of other financial sectors through their subsidiaries in Japan.

The deregulation of the securities business has made clear that banks may engage in market-inducting businesses. The amendment to the Securities and Exchange Law enacted as of June 2, 2004 lifted the ban on banks engaging in securities intermediation. As a result of the amendment, from December 1, 2004 banks are allowed to provide securities intermediary services with appropriate firewalls.

Implementation of Financial Instruments and Exchange Law.    The Financial Instruments and Exchange Law amending the Securities and Exchange Law was promulgated in June 2006 and is scheduled to become effective on September 30, 2007. The new law not only preserves the basic concepts of the Securities and Exchange Law, but is also intended to further protect investors. The new law also regulates sales of a wide range of financial instruments and services, requiring financial institutions to revise their sales rules and strengthen compliance frameworks accordingly. Among the instruments that the Japanese banks deal with, derivatives, foreign currency denominated deposits, and variable insurance and annuity products are expected to be subject to regulations that are applicable to securities covered by sales-related rules of conduct.

Article 33 of the Financial Instruments and Exchange Law generally prohibits banks from engaging in the securities business, as it was provided in Article 65 of the Securities and Exchange Law. Under certain circumstances, banks are allowed to provide securities intermediation services if appropriate firewalls are in place.

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

Law concerning trust business conducted by financial institutions.    Under the Trust Business Law, joint stock companies that are licensed by the Prime Minister as trust companies are allowed to conduct trust business. In addition, under the Law Concerning Concurrent Operation for Trust Business by Financial Institutions, banks and other financial institutions, as permitted by the Prime Minister, are able to conduct trust business. The Trust Business Law was amended in December 2004 to expand the types of property that can be entrusted, to allow non-financial companies to conduct trust business and to allow a new type of registration for trustees who conduct only administration type trust business. In December 2006, the Trust Law was amended so that we could offer several new types of trust services, including purpose trusts and declarations of trust.

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

The Law Concerning Emergency Measures for Early Strengthening of Financial Function, or the Financial Function Early Strengthening Law, enacted in October 1998, provided for government funds to be made available to financial institutions “prior to failure” as well as to financial institutions with “sound” management, to increase the capital ratio of such financial institutions and to strengthen their function as financial market intermediaries. The availability of new funds for this purpose ended in March 2001.

Banks and bank holding companies that have received investments from the Resolution and Collection Corporation under the framework that previously existed under the Financial Function Early Strengthening Law are required to submit and, if necessary, update their restructuring plans relating to their management, finances and other activities. If a bank or bank holding company materially fails to meet the operating targets set in its restructuring plan, the Financial Services Agency can require it to report on alternative measures to achieve the targets, and also issue a business improvement order requiring it to submit a business improvement plan that indicates concrete measures to achieve the targets. The preferred shares that were previously issued by UFJ Holdings to the Resolution and Collection Corporation were exchanged for Mitsubishi UFJ Financial Group’s newly issued preferred shares in the merger with UFJ Holdings and, as a result, we were required to submit restructuring plans until those preferred shares were redeemed. As Mitsubishi UFJ Financial Group completed the repayment of the public funds that UFJ Holdings received from the Resolution and Collection Corporation on June 9, 2006, we are no longer required to submit such restructuring plans.

Starting in April 2001, amendments to the Deposit Insurance Law established a new framework which enables the Deposit Insurance Corporation to inject capital into a bank if the Commissioner of the Financial Services Agency recognizes that it must do so to guard against financial systemic risk.

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

Law concerning Protection of Depositors from Illegal Withdrawals Made by Counterfeit or Stolen Cards.    This law, which became effective in February 2006, requires financial institutions to establish internal systems to prevent illegal withdrawals of deposits made using counterfeit or stolen bank cards. The law also requires financial institutions to compensate depositors for any amount illegally withdrawn using counterfeit bank cards, unless the financial institution can verify that it acted in good faith without negligence, and there is gross negligence on the part of the relevant account holder.

Recent Regulatory Actions.    In February 2007, BTMU received an administrative order from the Financial Services Agency of Japan in respect of compliance management at certain of its operations regarding the occurrence of certain inappropriate transactions. The administrative order required, among other things, temporary suspensions of credit extensions to new corporate customers, training of all staff and directors regarding compliance, temporary suspension of the establishment of new domestic corporate business locations, strengthening of the management and internal control framework, presentation and implementation of a business improvement plan, and reports on the progress of such business improvement plan. Further, in June 2007, BTMU received separate administrative orders from the Financial Services Agency of Japan in respect of its overseas business and its investment trust sales and related business. The administrative orders require BTMU to make improvements of its compliance structure and related internal control functions in its overseas business and its domestic investment trust sales and related business, presentation and implementation of a business improvement plan, and reports on the progress of such business improvement plan.

Proposed government reforms to restrict maximum interest rates on consumer lending business.    The Japanese government is implementing regulatory reforms affecting the consumer lending industry. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Law Concerning Acceptance of Investment, Cash Deposit and Interest Rate etc., which is currently 29.2% per annum, to 20% per annum. The reduction in the maximum permissible interest rate will be gradually implemented in phases from 2007 through 2010, at the latest. Under the reforms, all interest rates will be subject to the lower limits (15-20% per annum) imposed by the Interest Rate Restriction Law, which will compel lending institutions to lower the interest rates they charge borrowers.

Currently, consumer finance companies that satisfy certain conditions are able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law. Accordingly, our consumer finance subsidiaries offer loans at interest rates above the Interest Rate Restriction Law. During the past year, the Supreme Court of Japan passed decisions concerning interest exceeding the limits stipulated by the Interest Rate Restriction Law, and the business environment for consumer finance companies in Japan has been altered in favor of borrowers. Due to such environmental changes, borrowers’ demands for reimbursement of such excess interest that they have once paid to the consumer finance companies have significantly increased in the past 12 months. Furthermore, new regulations that are scheduled to be enacted before mid-2010 are expected to require, among other things, consumer finance companies to review the repayment capability of borrowers before lending, thereby limiting the amount of borrowing available to individual borrowers.

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

The Federal Reserve Board functions as our “umbrella” supervisor under amendments to the BHCA effected by the Gramm-Leach-Bliley Act of 1999, which among other things:

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

U.S. subsidiary banks.    We own and control two U.S. banks:

•	Bank of Tokyo-Mitsubishi UFJ Trust Company, New York, New York, and

•	Union Bank of California, N.A., or UBOC, (through our subsidiary, UnionBanCal Corporation, a registered bank holding company).

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

Bank capital requirements and capital distributions.    Our U.S. subsidiary banks and UnionBanCal Corporation, our U.S. subsidiary bank holding company, are subject to applicable risk-based and leverage capital guidelines issued by U.S. regulators for banks and bank holding companies. All of our U.S. subsidiary banks are “well capitalized” under those guidelines as they apply to banks, and our U.S. subsidiary bank holding company exceeds all minimum regulatory capital requirements applicable to domestic bank holding companies. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, provides, among other things, for expanded regulation of insured depository institutions, including banks, and their parent holding companies. As required by FDICIA, the federal banking agencies have established five capital tiers ranging from “well capitalized” to “critically undercapitalized” for insured depository institutions. As an institution’s capital position deteriorates, the federal banking regulators may take progressively stronger actions, such as further restricting affiliate transactions, activities, asset growth or interest payments. In addition, FDICIA generally prohibits an insured depository institution from making capital distributions, including the payment of dividends, or the payment of any management fee to its holding company, if the insured depository institution would subsequently become undercapitalized.

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

The Gramm-Leach-Bliley Act removed almost all of the pre-existing statutory barriers to affiliations between commercial banks and securities firms by repealing Sections 20 and 32 of the Glass-Steagall Act. At the same time, however, the so-called “push-out” provisions of the Gramm-Leach-Bliley Act narrowed the exclusion of banks, including the U.S. branches of foreign banks, from the definitions of “broker” and “dealer” under the Securities Exchange Act of 1934, potentially requiring all such banks to transfer some activities to affiliated broker-dealers. The SEC has issued rules regarding the push-out of “dealer” functions that became effective on September 30, 2003. The SEC has also proposed rules that would govern the push-out requirements for “broker” functions but exempted banks from the definition of “broker” until September 28, 2007. The final form of these rules, their applicability to banks and the date of their effectiveness are still subject to change. At this time, we do not believe that these push-out rules as adopted or as currently proposed will have a significant impact on our business as currently conducted in the United States.

Anti-Money Laundering Initiatives and the USA PATRIOT Act.    A major focus of U.S. governmental policy relating to financial institutions in recent years has been aimed at preventing money laundering and terrorist financing. The USA PATRIOT Act of 2001 substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Department of the Treasury has issued a number of implementing regulations that impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, and to verify the identity of their customers. In addition, the bank regulatory agencies carefully scrutinize the adequacy of an institution’s policies, procedures and controls. As a result, there has been an increased number of regulatory sanctions and law enforcement authorities have been taking a more active role. Failure of a financial institution to maintain and implement adequate policies, procedures and controls to prevent money laundering and terrorist financing could in some cases have serious legal and reputational consequences for the institution, including the incurring of expenses to enhance the relevant programs, the imposition of limitations on the scope of their operations and the imposition of fines and other monetary penalties.

Recent Regulatory Actions.    In December 2006, MUFG and BTMU entered into a written agreement with the Federal Reserve Banks of San Francisco and New York and the New York State Banking Department, and Bank of Tokyo-Mitsubishi UFJ Trust Company, or BTMUT, a subsidiary of BTMU, consented to an Order to Cease and Desist issued by the Federal Deposit Insurance Corporation and the New York State Banking Department, to strengthen the compliance framework of BTMU, its New York Branch and BTMUT, respectively, for preventing anti-money laundering. As a result of the written agreement and the consent to the Order to Cease and Desist, we are required, among other things, to implement corrective measures, submit periodic progress reports to the authorities and take other actions.

Separately, on September 14, 2007, Union Bank of California, N.A. agreed to a consent order and payment of a civil money penalty of $10.0 million assessed concurrently by the U.S. Office of the Comptroller of the Currency (OCC) and the U.S. Financial Crimes Enforcement Network (FinCEN) relating to the Bank Secrecy Act / Anti-Money Laundering compliance controls and processes of Union Bank of California. On September 17, 2007, Union Bank of California also entered into a deferred prosecution agreement with the U.S. Department of Justice under which Union Bank of California agreed to a payment of $21.6 million and the government agreed to defer prosecution of a Bank Secrecy Act Program violation primarily related to the discontinued international banking business of Union Bank of California and dismiss prosecution if Union Bank of California meets the conditions of the deferred prosecution agreement, including complying with the OCC consent order for one year.

In October 2004, Union Bank of California International, or UBOCI, a subsidiary of UNBC, entered into a written agreement with the Federal Reserve Bank of New York relating to its anti-money laundering controls and processes. With the liquidation of UBOCI in March 2007, the written agreement is no longer effective.

The SEC is also currently conducting an inquiry regarding marketing and distribution practices of mutual funds managed by a subsidiary of Union Bank of California. Neither we nor UNBC can be certain at this time as to the final results of that inquiry.

C.    Organizational Structure

MUFG is a holding company for BTMU, MUTB, MUS and other subsidiaries. Through its subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment management, trust banking and asset management services, and securities business and provide related services to individual and corporate customers.

BTMU is a consolidated subsidiary of MUFG and, together with MUTB and MUS, is one of the core companies of the MUFG Group. Together with its subsidiaries and affiliated companies, BTMU engages in a broad range of financial operations, including commercial banking, credit card-related services and provides other financial services, including securities businesses and leasing services.

Set forth below is a list of our significant subsidiaries at March 31, 2007:

Name	Country of incorporation	Proportion of ownership interest (%)	Proportion of voting interest (%)
UFJ NICOS Co., Ltd.	Japan	68.94	69.01
The Senshu Bank, Ltd.	Japan	67.96	68.13
NBL Co., Ltd.	Japan	89.74	89.74
DC Card Co., Ltd.	Japan	41.14	41.14
BOT Lease Co., Ltd.	Japan	16.06	16.31
Mitsubishi UFJ Factors Limited	Japan	62.58	62.58
Mitsubishi UFJ Research and Consulting Ltd.	Japan	49.56	49.56
MU Frontier Servicer Co., Ltd.	Japan	79.68	79.68
Mitsubishi UFJ Wealth Management Securities, Ltd.	Japan	100.00	100.00
Diamond Business Engineering Corporation	Japan	15.00	15.00
Tokyo Credit Services, Ltd.	Japan	51.00	51.00
UnionBanCal Corporation	USA	65.31	65.31
Bank of Tokyo-Mitsubishi UFJ Trust Company	USA	100.00	100.00
BTMU Capital Corporation	USA	100.00	100.00
BTMU Leasing & Finance, Inc.	USA	100.00	100.00
Bank of Tokyo-Mitsubishi UFJ (Mexico) S.A.	Mexico	100.00	100.00
Bank of Tokyo-Mitsubishi UFJ (Canada)	Canada	100.00	100.00
Banco de Tokyo-Mitsubishi UFJ Brasil S/A	Brazil	98.97	98.97
Bank of Tokyo-Mitsubishi UFJ (Holland) N.V.	Netherlands	100.00	100.00
BTMU Lease (Deutschland) GmbH.	Germany	100.00	100.00
Mitsubishi UFJ Wealth Management Bank (Switzerland), Ltd.	Switzerland	60.00	60.00
Bank of Tokyo-Mitsubishi UFJ (Luxembourg) S.A.	Luxembourg	99.99	99.99
Bank of Tokyo-Mitsubishi UFJ (Polska) S.A.	Poland	100.00	100.00
ZAO Bank of Tokyo-Mitsubishi UFJ (Eurasia)	Russia	100.00	100.00
BTMU Participation (Thailand) Co., Ltd.	Thailand	24.49	24.49
Bank of Tokyo-Mitsubishi UFJ (Malaysia) Berhad	Malaysia	100.00	100.00
PT U Finance Indonesia	Indonesia	95.00	95.00
PT UFJ-BRI Finance	Indonesia	55.00	55.00

D.    Property, Plants and Equipment

The following table presents our premises and equipment at cost as of March 31, 2006 and 2007:

	At March 31
	2006	2007
	(in millions)
Land	¥327,782	312,708
Buildings	440,713	418,571
Equipment and furniture	491,353	542,939
Leasehold improvements	268,875	304,918
Construction in progress	6,640	12,204

Total	1,535,363	1,591,340
Less accumulated depreciation	632,116	695,460

Premises and equipment—net	¥903,247	895,880

Our head office is located at 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, and comprises 1,308,675 square feet of office space. At March 31, 2007, we conducted our banking operations either in our owned premises or in leased properties.

The following table presents the areas and book values of our material office and other properties at March 31, 2007:

	Area	Book value
	(in thousands of square feet)	(in millions)
Owned land	18,297	¥312,708
Leased land	1,984	—
Owned buildings	24,957	212,004
Leased buildings	13,490	—

Our owned buildings and land are primarily used by our branches. Most of the buildings and land owned by us are free from material encumbrances, except as described below.

In March 1999, we sold to Mitsubishi Estate, Co., Ltd., or Mitsubishi Estate, a 50% undivided interest in the buildings and land comprising our head office and Nihonbashi office and at the same time, entered into an agreement to lease back from the buyer the 50% undivided interests of the buildings sold for a period of seven years. We accounted for these transactions as financing arrangements. On August 31, 2005, we bought back the aforementioned buildings and land from Mitsubishi Estate. For further information, see note 9 to our consolidated financial statements.

During the fiscal year ended March 31, 2007, we invested approximately ¥88.6 billion primarily for office renovations and purchases of furniture and equipment.

Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

The following discussion and analysis should be read in conjunction with “Item 3.A. Key Information—Selected Financial Data,” “Selected Statistical Data” and our consolidated financial statements and related notes included elsewhere in this Annual Report.

A.    Operating Results

Introduction

We are a subsidiary of Mitsubishi UFJ Financial Group, Inc., or MUFG. We engage in a broad range of financial operations, including commercial banking, investment banking and asset management services, and provide related services to individual and corporate customers.

Key Financial Figures

The following are some key figures prepared in accordance with US GAAP relating to our business.

On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc., or MTFG, the parent company of The Bank of Tokyo-Mitsubishi, Ltd., or BTM, merged with UFJ Holdings, Inc., or UFJ Holdings, the parent company of UFJ Bank Ltd., or UFJ Bank, with MTFG being the surviving entity. Upon the consummation of the merger, MTFG changed its name to MUFG. Although the merger of BTM with UFJ Bank occurred on January 1, 2006, the results of operations of UFJ Bank and its subsidiaries, or the UFJ Bank Group, have been included in the accompanying consolidated financial statements since October 1, 2005.

The merger of BTM with UFJ Bank was the major factor in the changes in many of the items in our consolidated statements of income over the three fiscal years ended March 31, 2007. The results for the fiscal year ended March 31, 2005 reflect the results of BTM and its subsidiaries, or the BTM Group, only. The results for the fiscal year ended March 31, 2006 reflect the pre-merger results of the BTM Group for the six months ended September 30, 2005 and the post-merger results of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its subsidiaries, or the BTMU Group, for the six months ended March 31, 2006. The results for the fiscal year ended March 31, 2007 reflect the post-merger results of the BTMU Group for the full twelve-month period.

	Fiscal years ended March 31,
	2005	2006	2007
	(in billions)
Net interest income	¥806.4	¥1,520.5	¥2,165.1
Provision for credit losses	123.9	163.4	341.6
Non-interest income	795.7	556.8	1,220.5
Non-interest expense	954.3	1,616.8	2,172.0
Net income	287.1	228.8	460.9
Total assets (at end of period)	92,050.3	158,825.7	153,605.2

Our revenues consist of net interest income and non-interest income.

Net interest income is a function of:

•	the amount of interest-earning assets,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Non-interest income consists of:

•	fees and commissions, including

•	trust fees,

•	fees on funds transfer and service charges for collections,

•	fees and commissions on international business,

•	fees and commissions on credit card business,

•	service charges on deposits,

•	fees and commissions on securities business,

•	insurance commissions,

•	guarantee fees, and

•	other fees and commissions;

•

foreign exchange gains (losses)—net, which primarily include net gains (losses) on currency derivative instruments entered into for trading purposes and transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies;

•	trading account profits (losses)—net, which primarily include net profits (losses) on trading account securities and interest rate derivative contracts entered into for trading purposes;

•	investment securities gains—net, which primarily include net gains on sales of marketable securities, particularly marketable equity securities;

•	equity in earnings of equity method investees;

•	gains on sales of loans; and

•	other non-interest income.

Provision for credit losses are charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management.

Merger of BTM with UFJ Bank to Form BTMU

On October 1, 2005, MTFG merged with UFJ Holdings to form MUFG. At the same time, their respective trust banking and securities companies merged to form Mitsubishi UFJ Trust and Banking Corp., or MUTB, and Mitsubishi UFJ Securities Co., Ltd., or MUS. Subsequently, BTM and UFJ Bank merged to form The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, on January 1, 2006.

Because BTM and UFJ Bank became subject to common control under MUFG as of October 1, 2005, the two banks were accounted for as having completed their merger as of that date. The merger of BTM with UFJ Bank was accounted for under the purchase method of accounting, and the assets and liabilities of the UFJ Bank Group were recorded at fair value as of October 1, 2005. The purchase price of the UFJ Bank Group amounted to ¥4,628.0 billion, of which ¥4,626.0 billion was recorded in capital surplus relating to the merger with UFJ Bank and the direct acquisition costs of ¥2.0 billion were included in the purchase price. Shareholder’s equity of the UFJ Bank Group was ¥2,738.9 billion and the goodwill relating to the merger with UFJ Bank was ¥1,701.0 billion. For further information, see note 2 to our consolidated financial statements.

Recent Developments

Completion of Public Fund Repayment and Repurchase of Common Stock by MUFG

UFJ Holdings was a recipient of public funds from the Resolution and Collection Corporation, or RCC, a Japanese government entity. The public funds were injected in the form of a convertible preferred stock investment in UFJ Holdings. This convertible preferred stock was exchanged in the merger with UFJ Holdings for newly issued convertible preferred stock of MUFG.

Between October 2005 and June 2006, RCC sold in the market 666,962 shares of MUFG’s common stock which were issued upon the conversion (or acquisition claim after the Company Law took effect) of the preferred stock of MUFG held by RCC. Along with these sales, MUFG repurchased 681,690 shares of its common stock.

In June 2006, 277,245 shares of the common stock of MUFG issued upon an acquisition claim for the preferred stock were sold by RCC in a secondary offering of shares. In connection with this secondary offering, MUFG sold 41,000 treasury shares of its common stock by way of overallotment.

The remaining preferred stock of MUFG held by RCC were sold to non-governmental institutions.

As a result of the above transactions, there are currently no securities held by RCC in the capital base of MUFG.

Written Agreement with Regulatory Authorities in the United States

On December 18, 2006, we and MUFG entered into a written agreement with the Federal Reserve Banks of San Francisco and New York and the New York State Banking Department, and Bank of Tokyo-Mitsubishi UFJ Trust Company, or BTMUT, our subsidiary, consented to an Order to Cease and Desist issued by the Federal Deposit Insurance Corporation and the New York State Banking Department, to strengthen the compliance framework and operations of us, our New York Branch and BTMUT, respectively, for preventing money laundering.

As a result of the written agreement and the consent to the Order to Cease and Desist, we are required, among other things, to implement corrective measures, submit periodic progress reports to the authorities and take other actions. We expect to incur some expenses relating to such efforts including consulting fees, personnel costs and IT related investments.

Separately, on September 14, 2007, Union Bank of California, N.A. agreed to a consent order and payment of a civil money penalty of $10.0 million assessed concurrently by the U.S. Office of the Comptroller of the Currency, or OCC, and the U.S. Financial Crimes Enforcement Network, or FinCEN, relating to the Bank Secrecy Act / Anti-Money Laundering compliance controls and processes of Union Bank of California. On September 17, 2007, Union Bank of California also entered into a deferred prosecution agreement with the U.S. Department of Justice under which Union Bank of California agreed to a payment of $21.6 million and the government agreed to defer prosecution of a Bank Secrecy Act Program violation primarily related to the discontinued international banking business of Union Bank of California and dismiss prosecution if Union Bank of California meets the conditions of the deferred prosecution agreement, including complying with the OCC consent order for one year.

Administrative Orders from the Financial Services Agency

On February 15, 2007, we received from the Financial Services Agency, or the FSA, an administrative order based on Article 26-1 of the Banking Law of Japan (business improvement order with partial business suspension order) in respect of compliance management at certain of our operations regarding the occurrence of certain inappropriate transactions.

The administrative order requires temporary suspension of extending credit to new corporate customers, training of all directors and staff regarding compliance, temporary suspension of the establishment of new domestic corporate business locations, establishment of a stronger management and internal control framework, submission and implementation of a business improvement plan, and a series of periodical progress reports of such business improvement plan.

In response to the administrative order described above, on March 16, 2007, we presented and announced a business improvement plan including the formulation and improvement of internal policies, rules and manuals. However, we currently do not expect that this event will have a material adverse impact on our financial position or results of operations.

On June 11, 2007, we received from the FSA administrative orders based on Article 26-1 of the Banking Law of Japan (business improvement orders) in respect of our overseas business and our investment trust sales and related business in Japan. We are required by the administrative orders, among other things, to make improvements in respect of our compliance structure and related internal control functions in our overseas business and certain business practices in our domestic investment trust sales and related business.

In response to the administrative orders described above, on July 5, 2007, we presented and announced a business improvement plan. However, we currently do not expect that this event will have a material adverse impact on our financial position or results of operations.

Change in Business Environment for Consumer Finance Companies in Japan

The Japanese government is implementing regulatory reforms affecting the consumer lending industry. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the

Investment Deposit and Interest Rate Law, which is currently 29.2% per annum, to 20% per annum. The reduction in interest rate will be gradually implemented in phases from 2007 through 2010, at the latest. Under the reforms, all interest rates will be subject to the lower limits (15-20% per annum) imposed by the Interest Rate Restriction Law, which will compel lending institutions to lower the interest rates they charge borrowers.

Currently, consumer finance companies that satisfy certain conditions are able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law. Accordingly, our consumer finance subsidiaries have been offering loans at interest rate above the Interest Rate Restriction Law. During the past year, the Supreme Court of Japan rendered decisions concerning interest rates exceeding the limits stipulated by the Interest Rate Restriction Law in favor of borrowers. Due to such changes, borrowers’ claims for reimbursement of excess interest have significantly increased in the fiscal year ended March 31, 2007.

As a result, our consumer finance subsidiaries have increased the allowance for repayment of excess interest from ¥9.7 billion as of March 31, 2006 to ¥102.5 billion as of March 31, 2007.

In addition, ¥184.0 billion of impairment of intangible assets was recognized for the fiscal year ended March 31, 2007 as a result of the downward revision of expected future cash flows at our consumer finance subsidiary primarily due to these developments. As a result of the negative change in forecasted operating results and estimated future taxable income of our consumer finance subsidiary, we recorded a valuation allowance for deferred tax assets in the fiscal year ended March 31, 2007. See note 11 to our consolidated financial statements for more information.

Merger of Leasing Affiliates

On April 1, 2007, Diamond Lease Company Limited and UFJ Central Leasing Co., Ltd., both of which were our equity method investees, merged to become Mitsubishi UFJ Lease & Finance Company Limited. The objective of the merger is to improve their competitiveness and presence in the domestic leasing market. The new company continues to be our equity method investee.

Sale of UnionBanCal’s International Correspondent Banking Business

In September 2005, UnionBanCal Corporation, or UNBC, our U.S. subsidiary, signed a definitive agreement to sell its international correspondent banking operations to Wachovia Bank, N.A. effective October 6, 2005, and the principal legal closing of the transaction took place on the same day. As of June 30, 2006, all of UNBC’s offices designated for disposal were closed. The remaining assets include deposits with banks awaiting approval for repatriation of capital and unremitted profits and loans that are maturing in 2008. The remaining liabilities primarily consist of accrued expenses, which will be settled when due.

We accounted for this transaction as discontinued operations in accordance with Statement of Financial Accounting Standards, or SFAS, No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets,” and presented the results of discontinued operations as a separate line item in our consolidated statements of income. In addition, assets to be disposed or sold, accounted for at the lower of cost or fair value, and liabilities to be extinguished or assumed in connection with discontinued operations, were presented as separate assets and liabilities, respectively, in our consolidated balance sheets. See note 3 to our consolidated financial statements for more information.

On September 14, 2007, Union Bank of California agreed to a consent order and payment of a civil money penalty of $10.0 million assessed concurrently by OCC and FinCEN relating to the Bank Secrecy Act / Anti-Money Laundering compliance controls and processes of Union Bank of California. On September 17, 2007, Union Bank of California also entered into a deferred prosecution agreement with the U.S. Department of Justice under which Union Bank of California agreed to a payment of $21.6 million and the government agreed to defer prosecution of a Bank Secrecy Act Program violation primarily related to the discontinued international banking business of Union Bank of California and dismiss prosecution if Union Bank of California meets the conditions of the deferred prosecution agreement, including complying with the OCC consent order for one year.

Establishment of Mitsubishi UFJ Merrill Lynch PB Securities

In May 2006, we established a joint-venture private banking firm named Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd., with Merrill Lynch & Co., Inc. and Merrill Lynch Japan Securities Co., Ltd. The joint venture firm offers high-net-worth Japanese individuals and small and medium-sized organizations a full range of innovative financial products and services. We and MUS own 40% and 10%, respectively, of the voting common shares of the joint venture company, and Merrill Lynch Japan Securities owns the remaining 50%. Merrill Lynch Japan Securities contributed its private client business, comprising approximately 8,000 client accounts and more than ¥1 trillion in assets under administration, into the joint venture firm. We, in turn, are introducing the capabilities and services of the joint venture firm to our high-net-worth client base.

Merger of UFJ NICOS and DC Card

On April 1, 2007, UFJ NICOS Co., Ltd., or UFJ NICOS, and DC Card Co., Ltd., or DC Card, our credit card subsidiaries, merged to become Mitsubishi UFJ NICOS Co., Ltd., or Mitsubishi UFJ NICOS. The objective of the merger is to combine UFJ NICOS’ large and extensive network, reputation and product development capability with DC Card’s co-branding relationships and acceptance of regional cards.

Adoption of Stock-Based Compensation Plan

MUFG, MUTB and we elected to adopt a stock-based compensation plan for directors, corporate auditors and executive officers and obtained the necessary shareholder approval at their respective ordinary general meetings held on June 28, 2007 at MUFG and on June 27, 2007 at MUTB and us, while abolishing the practice of paying them retirement allowances. Under the stock-based compensation plan, our directors, corporate auditors and executive officers will be offered stock options to acquire shares of MUFG common stock. The exercise price is expected to be set at ¥1 per share. For more information on the stock-based compensation plan, see “Item 6.B. Compensation” and “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Rationalization of Corporate Outlets of MUTB

On August 29, 2007, MUFG, MUTB and we resolved to transfer a part of MUTB’s corporate lending business conducted at nine of MUTB’s outlets to us on November 12, 2007, subject to approval by relevant authorities. In consideration, we plan to issue 1,000,000 shares of non-voting preferred stock to MUTB.

Such transfer is a part of the rationalization of MUTB’s business, which will also entail the reorganization of MUTB’s other corporate business outlets into four core outlets in Tokyo, Nagoya, Osaka and Kyushu. The rationalization of MUTB’s business is intended to improve the business efficiency of MUFG as a whole and aims to maximize customer satisfaction in the trust business field. This rationalization process is scheduled to be completed in early December 2007.

Business and Capital Alliance in Consumer Finance Business

On September 20, 2007, we entered into a basic agreement with MUFG, Mitsubishi UFJ NICOS and JACCS Co., Ltd., or JACCS, with respect to a business and capital alliance. As part of the basic agreement, Mitsubishi UFJ NICOS is expected to transfer its installment credit sales business, automobile loan business and automobile leasing business to JACCS on April 1, 2008. In addition to transferring installment credit sale contracts, Mitsubishi UFJ NICOS is expected to transfer approximately 340 personnel and five business offices. At the same time, we, together with MUFG and Mitsubishi UFJ NICOS, plan to form a business alliance with JACCS with respect to credit card related operations, installment credit sales business, settlement operations and housing loan related operations. In addition, we are expected to acquire newly issued common shares of JACCS by March 31, 2008, subject to regulatory approval. Following the acquisition of the additional JACCS shares, we will own approximately 20% of the voting rights in JACCS, and accordingly, JACCS is expected to become our equity method investee.

On the same day, MUFG also announced that MUFG is expected to acquire ¥120 billion of newly issued Mitsubishi UFJ NICOS shares on November 6, 2007, thereby increasing the MUFG Group’s holdings to approximately 75% of Mitsubishi UFJ NICOS’ total issued shares. In addition, MUFG announced that MUFG plans to make Mitsubishi UFJ NICOS a wholly-owned subsidiary of MUFG through a share exchange expected to go into effect on August 1, 2008. The objective of the investment and share exchange is to strengthen Mitsubishi UFJ NICOS’ financial base to enable Mitsubishi UFJ NICOS to implement its restructuring measures, including a new credit card business strategy to respond to the changing business environment for consumer finance companies in Japan.

As part of its new medium term business plan, Mitsubishi UFJ NICOS will implement measures to reform its business structure, including the following measures:

•	Concentrate resources on the credit card business and transfer Mitsubishi UFJ NICOS’ installment credit sales business to JACCS as discussed above.

•	Reduce personnel by 2,890 over a three-year period, including seeking the voluntary early retirement of approximately 2,300 persons in the fiscal year ending March 31, 2008.

•	Merge six regional credit finance subsidiaries of Mitsubishi UFJ NICOS into Mitsubishi UFJ NICOS in January 2008.

MUFG will also hold discussions with The Norinchukin Bank to expand the business and capital alliance between The Norinchukin Bank and Mitsubishi UFJ NICOS. As part of these discussions, MUFG will consider the possibility of having Mitsubishi UFJ NICOS become an equity method investee of The Norinchukin Bank after Mitsubishi UFJ NICOS becomes a wholly-owned subsidiary of MUFG.

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

Economic Environment in Japan

In Japan, while the overall growth momentum slightly weakened toward the end of the fiscal year ended March 31, 2007, export and capital investments continued to rise along with solid corporate earnings and moderate improvement in personal consumption.

With respect to interest rates, the Bank of Japan raised the uncollateralized overnight call rate to 0.5% in February 2007, following the termination of its zero-interest rate policy in July 2006. This has led to slightly increased upward pressure on Japan’s short-term market interest rates. In the long-term interest rate market, the yield on ten-year Japanese government bonds rose temporarily before the zero-interest rate policy was lifted in July 2006, but has since declined and fluctuated within a range until May 2007. As of mid-September 2007, the uncollateralized overnight call rate target was around 0.5% and the yield on ten-year Japanese government bonds was around 1.5%. The following chart shows the interest rate trends in Japan since April 2005:

Regarding the Japanese stock market, the Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, rose from ¥17,059.66 at March 31, 2006 to ¥17,287.65 at March 30, 2007. As for the Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, the index slightly declined from 1,728.16 at March 31, 2006 to 1,713.61 at March 30, 2007. From late July 2007, stock markets in Japan declined along with other international markets, primarily as a result of the possible negative impact of heightened concerns with increased defaults of high-risk mortgages to lower-income households, generally known as “sub-prime” mortgages, on the U.S. economy in general and on financial institutions in particular. As of mid-September 2007, the Nikkei Stock Average was around ¥16,000, and TOPIX was around 1,500.

In the foreign exchange markets, the Japanese yen was at similar levels at the end of March 2007 against the US dollar as compared to the beginning of the fiscal year. The Japanese yen/US Dollar foreign exchange rate was around ¥118 to $1 at the beginning of April 2006. After appreciating against the US dollar to around ¥110 in mid-May 2006, the Japanese yen depreciated to around ¥118 at the end of March 2007. As of mid-September 2007, the Japanese yen/US dollar foreign exchange rate was around ¥115 to $1. Against the Euro, the Japanese yen weakened during the fiscal year from around ¥143 to €1 at the beginning of April 2006 to around ¥157 at the end of March 2007. As of the mid-September 2007, the Japanese yen/Euro foreign exchange rate was around ¥159 to €1. The Japanese yen has been fluctuating significantly in recent weeks against the US dollar, Euro and other foreign currencies as a result of instability in the global financial markets and its impact on so-called “yen carry trades.” The following chart shows the foreign exchange rates expressed in Japanese yen per $1.00 since April 2005:

Based on the average official land prices set by the government, average land prices in Japan as of January 1, 2007 increased for the first time in 16 years. Nationwide residential land prices and land prices for commercial properties as of January 1, 2007 rose by 0.1% and 2.3%, respectively, compared to January 1, 2006. In the three major metropolitan areas, Tokyo, Osaka and Nagoya, residential land prices on average rose by 2.8%, and commercial properties rose by 8.9%, compared to the previous year. On the other hand, in the local regions of Japan, which consist of regions other than the major metropolitan areas, residential land prices on average declined by 2.7%, and commercial properties declined by 2.8%, compared to the previous year.

According to Teikoku Databank, a Japanese research institution, the number of companies who filed for legal bankruptcy in Japan between April 2006 and March 2007 was approximately 9,600, an increase of approximately 9% from the previous fiscal year, mainly due to an increase in legal bankruptcies of small sized companies. On the other hand, the aggregate amount of liabilities subject to bankruptcy filings for the fiscal year was approximately ¥5.3 trillion, a decrease of approximately 9% from the previous year, owing to a decrease in large-scale bankruptcies.

International Financial Markets

With respect to the international financial and economic environment for the fiscal year ended March 31, 2007, overseas economies generally remained firm as seen in China’s continued strong growth led by exports, despite the slowdown of the United States economy. Since late July 2007, the credit markets in the United States have been negatively affected by heightened concerns with increased defaults of sub-prime mortgages.

In the United States, the target for the federal funds rate was raised to 5.25% in June 2006. Subsequently, on September 18, 2007, the target rate for the federal funds was lowered by 50 basis points to 4.75%. Since mid-August 2007, the Federal Reserve Board has twice lowered the primary credit rate to improve market liquidity in the financial markets. As of September 20, 2007, the federal funds rate was 4.75%, and the primary credit rate was 5.25%.

In the EU, the European Central Bank’s policy rate was raised to 3.75% in March 2007, and was further raised to 4.0% in June 2007.

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

Allowance for Credit Losses

The allowance for credit losses represents management’s estimate of probable losses in our loan portfolio. The evaluation process, including credit-ratings and self-assessments, involves a number of estimates and judgments. The allowance is based on two principles of accounting: (1) SFAS No. 5, “Accounting for Contingencies,” which requires that losses be accrued when they are probable of occurring and can be estimated; and (2) SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures,” which require that losses be accrued based on the difference between the present value of expected future cash flows discounted at the loan’s effective interest rate, the fair value of collateral or the loan’s observable market value and the loan balance.

Our allowance for credit losses consists of an allocated allowance and an unallocated allowance. The allocated allowance comprises (a) the allowance for specifically identified problem loans, (b) the allowance for large groups of smaller balance homogeneous loans, (c) the allowance for loans exposed to specific country risk and (d) the formula allowance. Both the allowance for loans exposed to specific country risk and the formula allowance are provided for performing loans that are not subject to either the allowance for specifically identified problem loans or the allowance for large groups of smaller balance homogeneous loans. The allowance for loans exposed to specific country risk covers transfer risk which is not specifically covered by other types of allowance. Each of these components is determined based upon estimates that can and do change when actual events occur.

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

The determination of other than temporary impairment for certain securities held by UNBC, our U.S. subsidiary, which primarily consist of securities backed by the full faith and credit of the U.S. government and corporate asset-backed and debt securities, are made on the basis of a cash flow analysis of securities and/or the ability of UNBC to hold such securities to maturity.

The aggregate amount of unrealized losses at March 31, 2007 that we determined to be temporary was ¥48.6 billion.

Nonmarketable equity securities.    Nonmarketable equity securities are equity securities of companies that are not publicly traded or are thinly traded. Such securities are primarily held at cost less other than temporary impairment if applicable. For the securities carried at cost, we consider factors such as the credit standing of issuers and the extent of decline in net assets of issuers to determine whether the decline is other than temporary. When we determine that the decline is other than temporary, nonmarketable equity securities are written down to the estimated fair value, determined based on such factors as the ratio of our investment in the issuer to the issuer’s net assets and the latest transaction price if applicable. When the decline is other than temporary, certain nonmarketable equity securities issued by public companies, such as preferred stock convertible to marketable common stock in the future, are written down to fair value estimated by commonly accepted valuation models, such as option pricing models based on a number of factors, including the quoted market price of the underlying marketable common stock, volatility and dividend payments as appropriate.

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

Among other factors, forecasted operating results, which serve as the basis of our estimation of future taxable income, have a significant effect on the amount of the valuation allowance. In developing forecasted operating results, we assume that our operating performance is stable for certain entities where strong positive evidence exists, including core earnings based on past performance over a certain period of time. The actual results may be adversely affected by unexpected or sudden changes in interest rates as well as an increase in credit-related expenses due to the deterioration of economic conditions in Japan and material declines in the Japanese stock market to the extent that such impacts exceed our original forecast. In addition, near-term taxable income is also influential on the amount of the expiration of unused operating loss carryforwards since the Japanese corporate tax law permits operating losses to be deducted for a predetermined period generally no longer than seven years. At March 31, 2007, we had operating loss carryforwards of ¥2,903.2 billion, the majority of which will expire by March 31, 2012.

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

In connection with the merger of BTM with UFJ Bank, we recorded goodwill of ¥1,701.0 billion, and goodwill was not impaired as of March 31, 2006 and 2007, nor was any goodwill written off during the fiscal years ended March 31, 2006 and 2007. See note 2 to our consolidated financial statements for more information on the goodwill acquired in connection with the merger with UFJ Bank, and note 10 to our consolidated financial statements for more information on goodwill by major business segments.

Intangible assets are amortized over their estimated useful lives unless they have indefinite useful lives. Amortization for intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets. Intangible assets having indefinite useful lives are subject to annual impairment tests. An impairment exists if the carrying value of an indefinite-lived asset exceeds its fair value. For other intangible assets subject to amortization, an impairment is recognized if the carrying amount exceeds the fair value of the intangible asset.

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

We adopted the recognition provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” as of March 31, 2007. See “Accounting Changes—Defined Benefit Pension and Other Postretirement Plans” and note 17 to our consolidated financial statements for further information.

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

The estimated fair values of financial instruments without quoted market prices were as follows:

	At March 31,
	2006	2007
	(in billions)
Financial assets:
Trading account assets, excluding derivatives	¥2,858	¥1,720
Investment securities	35,678	35,046
Derivative financial instruments, net	—	41
Financial liabilities:
Trading account liabilities, excluding derivatives	57	6
Obligations to return securities received as collateral	1,015	809
Derivative financial instruments, net	136	—

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

Had the asset retirement obligations been accounted for under FIN No. 47 at the inception of operating leases requiring restoration, our net income and net income per share would have been the pro forma amounts indicated in the following table:

	Fiscal years ended March 31,
	2005	2006
	(in millions)
Reported net income	¥287,108	¥228,779
Cumulative effect of a change in accounting principle related to adoption of FIN No. 47, net of taxes:
Reported	—	8,425
Pro forma	570	410

Pro forma net income, after cumulative effect of a change in accounting principle related to adoption of FIN No. 47, net of taxes	¥286,538	¥236,794

	Fiscal years ended March 31,
	2005	2006
	(in Yen)

Basic earnings per common share—net income available to a common shareholder:
Reported	¥55.87	¥30.72
Pro forma	55.75	31.83
Diluted earnings per common share—net income available to a common shareholder:
Reported	55.61	27.07
Pro forma	55.49	28.06

Share-Based Payment—In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” or SFAS No. 123R. SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board Opinions, or APB, No. 25, “Accounting for Stock Issued to Employees.” In March 2005, the SEC issued Staff Accounting Bulletin, or SAB, No. 107, which provides interpretive guidance on SFAS No. 123R. SFAS No. 123 preferred a fair-value-based method of accounting for share-based payment transactions with employees, but it permitted the option of continuing to apply the intrinsic-value-based measurement method in APB No. 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. SFAS No. 123R eliminates the alternative to use the intrinsic value method of accounting and requires entities to recognize the costs of share-based payment transactions with employees based on the grant-date fair value of those awards over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123R is effective as of the beginning of the fiscal year or interim period beginning after June 15, 2005. We adopted SFAS No. 123R on April 1, 2006 under the modified prospective method, which resulted in a decrease in income from continuing operations before income tax expense of ¥1,969 million and a decrease in income from continuing operations, net of taxes, of ¥1,026 million for the fiscal year ended March 31, 2007, which includes estimated forfeitures for restricted stock and the amortization of compensation costs related to unvested stock options. The corresponding impact to both basic and diluted earnings per share was a reduction of ¥0.10 per share for the fiscal year ended March 31, 2007. The adoption of SFAS No. 123R did not have a material impact on our cash flows. See note 32 to our consolidated financial statements for a further discussion of the adoption of SFAS No. 123R and stock-based compensation plans.

Exchanges of Nonmonetary Assets—In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” The guidance in APB No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. We adopted SFAS No. 153 on April 1, 2006, which did not have a material impact on our financial position and results of operations.

Accounting Changes and Error Corrections—In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 replaces APB No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principles. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted. We adopted SFAS No. 154 on April 1, 2006, which did not have a material impact on our financial position and results of operations.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments—In November 2005, the FASB staff issued an FASB Staff Position, or FSP, on SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations.” This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than temporary impairments. The guidance in this FSP is applicable for certain investments such as debt and equity securities that are within the scope of SFAS No. 115 and equity securities that are not subject to the scope of SFAS No. 115 and No. 124 and not accounted for under the equity method pursuant to APB No. 18, “The Equity Method of Accounting for Investments in Common Stock,” and related interpretations. This FSP nullifies the requirements of paragraphs 10-18 of the FASB Emerging Issues Task Force, or the EITF, Issue 03-1 and supersedes EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” This FSP carries forward the requirements of paragraphs 8 and 9 of EITF Issue 03-1 with respect to cost-method investments, and carries forward the disclosure requirements included in paragraphs 21 and 22 of EITF Issue 03-1. Also, the guidance in this FSP amends SFAS No. 115, SFAS No. 124 and APB No. 18. The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005, with earlier application permitted. We adopted the FSP on April 1, 2006, which did not have a material impact on our financial position and results of operations.

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

Effects of Prior Year Misstatements on Current Year Financial Statements—In September 2006, the SEC staff issued SAB No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 provides guidance on quantifying and evaluating the materiality of unrecorded misstatements. It requires the use of both the “iron curtain” and “rollover” approaches in quantifying and evaluating the materiality of a misstatement. Under the iron curtain approach, the error is quantified as the cumulative amount by which the current year balance sheet is misstated. The rollover approach quantifies the error as the amount by which the current year income statement is misstated. If either approach results in a material misstatement, financial statement adjustments are required. SAB No. 108 is effective for financial statements issued for fiscal years ending after November 15, 2006. Early adoption is encouraged in interim periods which are part of a fiscal year ending after November 15, 2006. We adopted SAB No. 108 as of March 31, 2007, which did not have a material impact on our financial position and results of operations.

Defined Benefit Pension and Other Postretirement Plans—In September 2006, the FASB issued SFAS No. 158. SFAS No. 158 requires entities to recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement plans in its consolidated statement of financial position and recognize changes in the funded status of defined benefit pension and other postretirement plans in the year in which the changes occur in comprehensive income. SFAS No. 158 clarifies that defined benefit assets and obligations should be measured as of the date of the entity’s fiscal year-end statement of financial positions. SFAS No. 158 also requires additional disclosure information related to certain effects on the net periodic benefit costs and credits, and transition assets or obligations. The requirement to recognize the funded status as of the date of the statement of financial position is effective for fiscal years ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the statement of financial position is effective for fiscal years ending after December 15, 2008. We adopted the recognition provisions of SFAS No. 158 as of March 31, 2007. The adoption of SFAS No. 158, which had no impact on how we determine our net periodic benefit costs, did have the effect of increasing shareholder’s equity by ¥99,748 million, net of taxes, which was recorded in accumulated other changes in equity from nonowner sources.

Recently Issued Accounting Pronouncements

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

Uncertainty in Income Taxes—In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 requires recognition of a tax benefit to the extent of management’s best estimate of the impact of a tax position, provided it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. We will adopt the provisions of FIN No. 48 on April 1, 2007. The impact of adopting FIN No. 48 is not expected to be significant on our financial position and results of operations.

Leveraged Leases—In July, 2006, the FASB issued an FSP on SFAS No. 13, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction.” This FSP requires if, during the lease term, the projected timing of the income tax cash flows generated by a leveraged lease is revised, the rate of return and the allocation of income shall be recalculated from the inception of the lease. At adoption, the cumulative effect of applying the provisions of this FSP shall be reported as an adjustment to the beginning balance of retained earnings as of the beginning of the period in which this FSP is adopted. This FSP shall be applied to fiscal years beginning after December 15, 2006. We will adopt the provisions of this FSP on April 1, 2007. We estimate that the cumulative effect of adopting this FSP will be to reduce the beginning balance of retained earnings by approximately ¥6 billion, net of taxes. The reduction to retained earnings at adoption will be recognized in interest income over the remaining terms of the affected leases as tax benefits are realized.

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

Fair Value Option for Financial Assets and Financial Liabilities—In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No 115.” SFAS No. 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to certain conditions. We have not completed the study of what effect SFAS No. 159 will have on our financial position and results of operations.

Investment Company Accounting—In June 2007, the AICPA issued Statement of Position, or SOP, 07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies.” SOP 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide Investment Companies, or the AICPA Guide. The statement also addresses whether the specialized industry accounting principles of the AICPA Guide should be retained by a parent company in consolidation or by an investor that has the ability to exercise significant influence over the investment company and applies the equity method of accounting to its investment in the entity. SOP 07-1 is effective for fiscal years beginning on or after December 15, 2007, with earlier application encouraged. In addition, in May 2007, the FASB issued an FSP FIN No. 46R-7, “Application of FIN No. 46R to Investment Companies,” which amends FIN No. 46R to make permanent the temporary deferral of the application of FIN No. 46R to entities within the scope of the revised audit guide under SOP 07-1. We have not completed the study of what effect SOP 07-1 and FSP FIN No. 46R-7 will have on our financial position and results of operations.

Results of Operations

The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2005, 2006 and 2007:

On October 1, 2005, MTFG, the parent company of BTM, merged with UFJ Holdings, the parent company of UFJ Bank, with MTFG being the surviving entity. Upon the consummation of the merger, MTFG changed its name to MUFG. Although the merger of BTM with UFJ Bank occurred on January 1, 2006, the results of operations of the UFJ Bank Group have been included in the accompanying consolidated financial statements since October 1, 2005, because BTM and UFJ Bank became subject to common control under MUFG as of that date.

The merger of BTM with UFJ Bank was the major factor in the changes in many of the items in our consolidated statements of income over the three fiscal years ended March 31, 2007. The results for the fiscal year ended March 31, 2005 reflect the results of the BTM Group only. The results for the fiscal year ended March 31, 2006 reflect the pre-merger results of the BTM Group for the six months ended September 30, 2005 and the post-merger results of the BTMU Group for the six months ended March 31, 2006. The results for the fiscal year ended March 31, 2007 reflect the post-merger results of the BTMU Group for the full twelve-month period.

	Fiscal years ended March 31,
	2005	2006	2007
	(in billions)
Interest income	¥1,194.5	¥2,249.3	¥3,444.3
Interest expense	388.1	728.8	1,279.2

Net interest income	806.4	1,520.5	2,165.1

Provision for credit losses	123.9	163.4	341.6
Non-interest income	795.7	556.8	1,220.5
Non-interest expense	954.3	1,616.8	2,172.0

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	523.9	297.1	872.0
Income tax expense	237.3	68.9	410.3

Income from continuing operations before cumulative effect of a change in accounting principle	286.6	228.2	461.7
Income (loss) from discontinued operations—net	1.5	9.0	(0.8)
Cumulative effect of a change in accounting principle, net of tax	(1.0)	(8.4)	—

Net income	¥287.1	¥228.8	¥460.9

We reported ¥460.9 billion of net income for the fiscal year ended March 31, 2007, compared to ¥228.8 billion of net income for the fiscal year ended March 31, 2006. Our basic earnings per common share (net income available to a common shareholder) for the fiscal year ended March 31, 2007 was ¥44.81 compared with an earnings per share of ¥30.72 for the fiscal year ended March 31, 2006. Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle for the fiscal year ended March 31, 2007 was ¥872.0 billion, compared with ¥297.1 billion for the fiscal year ended March 31, 2006.

Net Interest Income

The following is a summary of the interest rate spread for the fiscal years ended March 31, 2005, 2006 and 2007:

	Fiscal years ended March 31,
	2005		2006		2007
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥63,580.9	0.97%	¥86,668.5	1.39%	¥108,531.2	1.73%
Foreign	18,639.6	3.09	25,354.9	4.11	32,200.5	4.86

Total	¥82,220.5	1.45%	¥112,023.4	2.01%	¥140,731.7	2.45%

Financed by:
Interest-bearing funds:
Domestic	¥62,838.8	0.30%	¥82,096.9	0.35%	¥99,673.2	0.52%
Foreign	12,794.2	1.57	15,977.0	2.74	19,404.1	3.92

Total	75,633.0	0.51	98,073.9	0.74	119,077.3	1.07
Non-interest-bearing funds	6,587.5	—	13,949.5	—	21,654.4	—

Total	¥82,220.5	0.47%	¥112,023.4	0.65%	¥140,731.7	0.91%

Spread on:
Interest-bearing funds		0.94%		1.27%		1.38%
Total funds		0.98%		1.36%		1.54%

Our net interest income for the fiscal years ended March 31, 2005, 2006 and 2007 were not materially affected by gains or losses resulting from derivative financial instruments used for hedging purposes.

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

Net interest income for the fiscal year ended March 31, 2007 was ¥2,165.1 billion, an increase of ¥644.6 billion, from ¥1,520.5 billion for the fiscal year ended March 31, 2006. This increase was mainly due to the fact that net interest income for the fiscal year ended March 31, 2006 reflected only that of the post-merger BTMU Group for six months (with the first half of the fiscal year reflecting that of the pre-merger BTM Group only), while net interest income for the fiscal year ended March 31, 2007 reflected that of the post-merger BTMU Group for the full twelve-month period. For the fiscal year ended March 31, 2007, interest rates in Japan, the United States and Europe generally increased. In the rising interest rate environment in Japan during the fiscal year ended March 31, 2007, the increase in average rates on domestic interest-earning assets, such as loans, was larger than the increase in average rates on domestic interest-bearing funds, such as deposits. This increase in interest rate spread contributed to the increase in our net interest income.

The average interest rate spread on interest-bearing funds increased, showing an increase of 11 basis points from 1.27% for the fiscal year ended March 31, 2006 to 1.38% for the fiscal year ended March 31, 2007. The average interest rate spread on total funds also increased, showing an increase of 18 basis points from 1.36% for the fiscal year ended March 31, 2006 to 1.54% for the fiscal year ended March 31, 2007.

Average interest-earning assets for the fiscal year ended March 31, 2007 were ¥140,731.7 billion, an increase of ¥28,708.3 billion, from ¥112,023.4 billion for the fiscal year ended March 31, 2006. The increase was primarily attributable to an increase of ¥17,946.8 billion in domestic loans, and an increase of ¥4,574.2 billion in domestic investment securities. These increases were mainly due to the fact that the fiscal year ended March 31, 2006 reflected only six months of the post-merger BTMU Group (with the first half of the fiscal year reflecting the pre-merger BTM Group only), while the fiscal year ended March 31, 2007 reflected the post-merger BTMU Group for the full twelve-month period.

Average interest-bearing funds for the fiscal year ended March 31, 2007 were ¥119,077.3 billion, an increase of ¥21,003.4 billion, from ¥98,073.9 billion for the fiscal year ended March 31, 2006. The increase was primarily attributable to an increase of ¥19,641.7 billion in domestic interest-bearing deposits. The increase in domestic interest-bearing deposits was mainly due to the fact that the fiscal year ended March 31, 2006 reflected only six months of the post-merger BTMU Group (with the first half of the fiscal year reflecting the pre-merger BTM Group only), while the fiscal year ended March 31, 2007 reflected the post-merger BTMU Group for the full twelve-month period.

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

The average interest rate spread on interest-bearing funds increased 33 basis points from 0.94% for the fiscal year ended March 31, 2005 to 1.27% for the fiscal year ended March 31, 2006. The average interest rate spread on total funds also increased 38 basis points from 0.98% for the fiscal year ended March 31, 2005 to 1.36% for the fiscal year ended March 31, 2006.

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

Average interest-bearing funds for the fiscal year ended March 31, 2006 were ¥98,073.9 billion, an increase of ¥22,440.9 billion from ¥75,633.0 billion for the fiscal year ended March 31, 2005. The increase was also primarily attributable to the merger with UFJ Bank, as domestic interest-bearing liabilities increased by ¥19,258.1 billion after we acquired the domestic deposit base of UFJ Bank.

Provision for Credit Losses

Provision for credit losses are charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For a description of the approach and methodology used to establish the allowance for credit losses, see “Item 5.B. Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

Provision for credit losses for the fiscal year ended March 31, 2007 was ¥341.6 billion, an increase of ¥178.2 billion from ¥163.4 billion for the fiscal year ended March 31, 2006. The increase in provision for credit losses was mainly due to the downgrade in credit rating of a large borrower in the transportation industry. Additionally, provision for credit losses increased in the consumer finance industry.

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Provision for credit losses for the fiscal year ended March 31, 2006 was ¥163.4 billion, an increase of ¥39.5 billion from ¥123.9 billion for the fiscal year ended March 31, 2005. This was a result of the increase in our loan portfolio that was mainly due to the merger with UFJ Bank. Our loan portfolio and allowance for credit losses were favorably affected by the upgrades of many borrowers’ credit ratings resulting from improvements in their business performance mainly attributable to the general recovery in the Japanese economy, as well as upgrades of credit ratings of borrowers to whom we had large exposures and who made progress in their restructuring plans.

However, most of the foregoing favorable impact on the quality of our loan portfolio was not reflected in our provision for credit losses in the fiscal year ended March 31, 2006, because any subsequent increases in the expected cash flows from impaired loans acquired in the merger with UFJ Bank were not accounted for as reversals of the allowance for credit losses but rather as adjustments to accretable yields under Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”, or SOP 03-3. On the other hand, the favorable impact on the quality of these loans was reflected in the increase in the interest income and the gains on sales of loans included in non-interest income.

For a further discussion of the adoption of SOP 03-3, see “Basis of Financial Statements and Summary of Significant Accounting Policies” in note 1 to our consolidated financial statements, and for the allowance for credit losses, see “Item 5.B. Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

Non-Interest Income

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2005, 2006 and 2007:

	Fiscal years ended March 31,
	2005	2006	2007
	(in billions)
Fees and commissions:
Trust fees	¥18.2	¥20.3	¥24.4
Fees on funds transfer and service charges for collections	59.4	103.9	149.0
Fees and commissions on international business	44.5	61.6	69.5
Fees and commissions on credit card business	61.7	109.6	163.8
Service charges on deposits	36.3	35.7	37.2
Fees and commissions on securities business	102.5	31.7	16.8
Insurance commissions	30.5	36.5	40.4
Guarantee fees	18.3	51.6	86.5
Other fees and commissions	102.0	190.6	260.1

Total	473.4	641.5	847.7
Foreign exchange gains (losses)—net	1.0	(281.4)	(163.6)
Trading account profits (losses)—net	31.3	(91.2)	253.4
Investment securities gains—net	190.5	40.8	171.0
Equity in earnings of equity method investees	6.3	28.8	5.4
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans	—	103.0	—
Gains on sales of loans	0.6	34.6	13.6
Other non-interest income	92.6	80.7	93.0

Total non-interest income	¥795.7	¥556.8	¥1,220.5

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

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

Non-interest income for the fiscal year ended March 31, 2007 was ¥1,220.5 billion, an increase of ¥663.7 billion, from ¥556.8 billion for the fiscal year ended March 31, 2006. This increase was primarily due to the increases of ¥344.6 billion in net trading account profits, ¥206.2 billion in fees and commissions, ¥130.2 billion in net investment securities gains and an improvement of ¥117.8 billion in net foreign exchange losses. These increases and improvement were partially offset by a decrease of ¥103.0 billion in government grant for transfer of substitutional portion of employees’ pension fund plans, as there were no such transfers for the fiscal year ended March 31, 2007.

Fees and commissions for the fiscal year ended March 31, 2007 were ¥847.7 billion, an increase of ¥206.2 billion, from ¥641.5 billion for the fiscal year ended March 31, 2006. This increase was mainly due to the fact that the fiscal year ended March 31, 2006 reflected only six months of the post-merger BTMU Group (with the first half of the fiscal year reflecting the pre-merger BTM Group only), while the results for the fiscal year ended March 31, 2007 reflected the post-merger BTMU Group for the full twelve-month period.

Net foreign exchange losses for the fiscal year ended March 31, 2007 were ¥163.6 billion, compared to net foreign exchange losses of ¥281.4 billion for the fiscal year ended March 31, 2006. The improvement in foreign exchange losses was mainly due to the smaller depreciation of the Japanese yen against foreign currencies in the fiscal year ended March 31, 2007, compared to the fiscal year ended March 31, 2006. For reference, the mid foreign exchange rate expressed in Japanese yen per $1.00 was ¥107.39 at March 31, 2005, ¥117.47 at March 31, 2006, and ¥118.05 at March 30, 2007. The mid foreign exchange rate expressed in Japanese yen per €1.00 was ¥138.87 at March 31, 2005, ¥142.81 at March 31, 2006 and ¥157.33 at March 30, 2007. All transaction gains or losses on translation of monetary liabilities denominated in foreign currencies are included in current earnings. However, the transaction gains or losses on translation of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings but are reflected in other changes in equity from nonowner sources. As we maintain monetary liabilities denominated in foreign currencies for our asset liability management, net foreign exchange gains (losses) fluctuate with the appreciation (depreciation) of the Japanese yen.

Net trading account profits of ¥253.4 billion were recorded for the fiscal year ended March 31, 2007, compared to net trading account losses of ¥91.2 billion for the fiscal year ended March 31, 2006. The net trading account profits (losses) for the fiscal years ended March 31, 2006 and 2007 consisted of the following:

	Fiscal years ended March 31,
	2006	2007
	(in billions)
Net profits (losses) on interest rate and other derivative contracts	¥(212.7)	¥171.0
Net profits on trading account securities, excluding derivatives	121.5	82.4

Net trading account profits (losses)	¥(91.2)	¥253.4

Net profits (losses) on interest rate and other derivative contracts were largely affected by the impact of the increase (decrease) in Japanese long-term interest rates on interest rate swaps principally held for risk management purposes. Although such contracts are generally entered into for risk management purposes, the majority of them did not meet the conditions to qualify for hedge accounting under US GAAP and thus are accounted for as trading positions.

Though Japanese yen short-term interest rates generally rose during the fiscal year ended March 31, 2007 compared to the previous fiscal year, long-term interest rates generally declined. This decline in long-term interest rates had a favorable impact on our interest rate swap portfolios, in which we generally maintained net receive-fix and pay-variable positions, for managing interest rate risks on domestic deposits. The increase in net profits on interest rate and other derivative contracts of ¥383.7 billion was partially offset by a decrease in net profits on trading account securities, excluding derivatives of ¥39.1 billion, primarily reflecting the decline in profits from trading in debt and equity securities at our consolidated VIEs primarily due to unfavorable market conditions.

Net investment securities gains for the fiscal year ended March 31, 2007 were ¥171.0 billion, an increase of ¥130.2 billion, from ¥40.8 billion for the fiscal year ended March 31, 2006. Major components of net investment securities gains for the fiscal years ended March 31, 2006 and 2007 are summarized below:

	Fiscal years ended March 31,
	2006	2007
	(in billions)
Net gains on sales of marketable equity securities	¥158.4	¥54.0
Impairment losses on marketable equity securities	(4.2)	(54.6)
Other (includes impairment losses on and net gains on sales of Japanese government bonds)	(113.4)	171.6

Net investment securities gains	¥40.8	¥171.0

The increase in net investment securities gains for the fiscal year ended March 31, 2007 mainly reflected the fact that net gains on sales of Japanese government bonds increased as the book value of such bonds declined, due to impairment losses recorded during the fiscal year ended March 31, 2006. The increase was partially offset by a decrease in net gains on sales of marketable equity securities and an increase in impairment losses on marketable equity securities. The decrease in net gains on sales of marketable equity securities for the fiscal year ended March 31, 2007 was partly due to a one-time adjustment to the book value of some of our marketable equity securities in connection with the merger with UFJ Bank. The increase in impairment losses on marketable equity securities was due to the fact that a larger number of our marketable equity securities were trading at depressed prices in a stagnant Japanese stock market in the fiscal year 2007, compared to a generally rising stock market in the previous fiscal year. The Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, was ¥11,668.95 at March 31, 2005, ¥17,059.66 at March 31, 2006 and ¥17,287.65 at March 30, 2007.

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

Net foreign exchange losses for the fiscal year ended March 31, 2006 were ¥281.4 billion, compared to net foreign exchange gains of ¥1.0 billion for the fiscal year ended March 31, 2005. The increase in foreign exchange losses was mainly due to the larger depreciation of the Japanese yen against foreign currencies in the fiscal year ended March 31, 2006, compared to the fiscal year ended March 31, 2005. For reference, the noon buying rate expressed in Japanese yen per $1.00 was ¥104.18 at March 31, 2004, ¥107.22 at March 31, 2005, and ¥117.48 at March 31, 2006. This increase in net foreign exchange losses primarily reflected an increase in transaction losses on translation of monetary liabilities denominated in foreign currencies. All transaction gains or losses on translation of monetary liabilities denominated in foreign currencies are included in current earnings. However, the transaction gains or losses on translation of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings but are reflected in other changes in equity from nonowner sources. As we maintain monetary liabilities denominated in foreign currencies for our asset liability management, net foreign exchange gains (losses) fluctuate with the appreciation (depreciation) of the Japanese yen.

Net trading account losses of ¥91.2 billion were recorded for the fiscal year ended March 31, 2006, compared to net trading account profits of ¥31.3 billion for the fiscal year ended March 31, 2005. The net trading account profits (losses) for the fiscal years ended March 31, 2005 and 2006 consisted of the following:

	Fiscal years ended March 31,
	2005	2006
	(in billions)
Net losses on interest rate and other derivative contracts	¥(20.3)	¥(212.7)
Net profits on trading account securities, excluding derivatives	51.6	121.5

Net trading account profits (losses)	¥31.3	¥(91.2)

The net losses on interest rate and other derivative contracts for the fiscal year ended March 31, 2006 mainly reflected losses due to the rise in interest rates. These losses were partially offset by the increase in profits on trading account securities, excluding derivatives, for the fiscal year ended March 31, 2006 caused by an increase in profits from trading of debt and equity securities.

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

The decrease in net investment securities gains for the fiscal year ended March 31, 2006 mainly reflected an increase in losses on debt securities, primarily Japanese government bonds, compared to the previous fiscal year, as long-term interest rates in Japan, such as the yield on ten-year Japanese government bonds, climbed from approximately 1.3% in April 2005 to approximately 1.8% in March 2006. For reference, impairment losses on Japanese government bonds for the fiscal year ended March 31, 2006 was ¥172.7 billion.

Equity in earnings of equity method investees for the fiscal year ended March 31, 2006 was ¥28.8 billion, an increase of ¥22.5 billion from ¥6.3 billion for the fiscal year ended March 31, 2005. This increase was largely attributable to the merger with UFJ Bank, which expanded our Group of equity method affiliates and partnerships.

Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans amounted to ¥103.0 billion for the fiscal year ended March 31, 2006, as the difference between the accumulated benefit obligations settled and the assets transferred to the Japanese government as a government grant for transfer of the substitutional portion of Employees’ Pension Fund Plans.

Non-Interest Expense

The following table shows a summary of our non-interest expense for the fiscal years ended March 31, 2005, 2006 and 2007:

	Fiscal years ended March 31,
	2005	2006	2007
	(in billions)
Salaries and employee benefits	¥396.2	¥585.6	¥643.2
Occupancy expenses—net	72.7	95.8	123.4
Fees and commission expenses	77.3	179.6	168.1
Outsourcing expenses, including data processing	72.3	118.2	195.8
Depreciation of premises and equipment	39.9	66.4	96.3
Amortization of intangible assets	58.5	125.1	198.0
Impairment of intangible assets	2.1	0.2	184.8
Insurance premiums, including deposit insurance	47.9	78.8	101.3
Minority interest in income (loss) of consolidated subsidiaries	38.1	108.9	(7.8)
Communications	25.4	33.0	45.3
Taxes and public charges	25.8	47.8	68.3
Provision for repayment of excess interest	0.1	12.9	106.2
Other non-interest expenses	98.0	164.5	249.1

Total non-interest expense	¥954.3	¥1,616.8	¥2,172.0

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

Non-interest expense for the fiscal year ended March 31, 2007 was ¥2,172.0 billion, an increase of ¥555.2 billion from the previous fiscal year. This increase was primarily due to increases in most types of expenses, especially salaries and employee benefits, outsourcing expenses, including data processing, amortization of intangible assets, impairment of intangible assets and provision for repayment of excess interest. These increases were partially offset by the decrease in minority interest income (loss) of consolidated subsidiaries.

Salaries and employee benefits for the fiscal year ended March 31, 2007 were ¥643.2 billion, an increase of ¥57.6 billion, from ¥585.6 billion for the previous fiscal year. Outsourcing expenses, including data processing, for the fiscal year ended March 31, 2007 was ¥195.8 billion, an increase of ¥77.6 billion, from ¥118.2 billion for the previous fiscal year. These increases primarily reflected the fact that the fiscal year ended March 31, 2006 reflected only six months of the post-merger BTMU Group (with the first half of the fiscal year reflecting the non-interest expense of the pre-merger BTM Group only), while the results for the fiscal year ended March 31, 2007 reflected the post-merger BTMU Group for the full twelve-month period.

Amortization of intangible assets for the fiscal year ended March 31, 2007 was ¥198.0 billion, an increase of ¥72.9 billion, from ¥125.1 billion for the previous fiscal year. This increase was mainly due to the amortization of core deposit intangibles recognized in the merger with UFJ Bank, as well as the amortization of IT systems-related software, which also increased due to the merger.

Impairment of intangible assets for the fiscal year ended March 31, 2007 was ¥184.8 billion, an increase of ¥184.6 billion, from ¥0.2 billion for the previous fiscal year. The increase was mainly due to the impairment of intangible assets related to our subsidiary in the consumer finance business caused by the downward revision of projected earnings of the subsidiary due to adverse changes in the consumer finance business environment.

Minority interest in income (loss) of consolidated subsidiaries for the fiscal year ended March 31, 2007 was a loss of ¥7.8 billion, a decrease of ¥116.7 billion, from an income of ¥108.9 billion for the previous fiscal year.

The decrease mainly reflects decrease in income from our consolidated subsidiaries and VIEs, including, in particular, losses recorded at a consumer finance subsidiary.

Provision for repayment of excess interest for the fiscal year ended March 31, 2007 was ¥106.2 billion, an increase of ¥93.3 billion from ¥12.9 billion for the previous fiscal year. The increase was mainly due to an increase in allowance for repayment at our consumer finance subsidiaries which reflected a rise in borrowers’ claims for reimbursement of excess interest payments.

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Non-interest expense for the fiscal year ended March 31, 2006 was ¥1,616.8 billion, an increase of ¥662.5 billion from the previous fiscal year. This increase was primarily due to the merger with UFJ Bank, which affected almost every category of non-interest expense, especially salaries and employee benefits and fees and commission expenses. Other factors which contributed to the increase in non-interest expenses include a ¥70.8 billion increase in minority interest in income of consolidated subsidiaries due to an increase in income resulting from the improvement in the Japanese stock market and increased profits at UNBC. The transfer to the Japanese government of the substitutional portion of employees’ pension fund plans also increased salaries and employee benefits by ¥68.0 billion.

Income Tax Expense

The following table presents a summary of our income tax expense:

	Fiscal years ended March 31,
	2005	2006	2007
	(in billions, except percentages)
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	¥523.9	¥297.1	¥872.0
Income tax expense	¥237.3	¥68.9	¥410.3
Effective income tax rate	45.3%	23.2%	47.1%
Combined normal effective statutory tax rate	40.6%	40.6%	40.6%

Our holding company, MUFG, elected to file consolidated corporate-tax returns starting from the fiscal year ended March 31, 2003, and we were a member of the consolidated group. We, however, had used a separate return method of allocation. Under the separate return method of allocation, current and deferred taxes for the fiscal year ended March 31, 2005 were determined in accordance with SFAS No. 109 as if we were filing a separate tax return.

In February 2005, the Japanese tax authorities approved the application to suspend the consolidated corporate-tax system by MUFG. We filed our tax returns as part of MUFG’s consolidated corporate-tax system for the fiscal year ended March 31, 2005. Due to the suspension of the consolidated corporate-tax system, deferred income taxes had been calculated separately based on temporary differences as of March 31, 2005 and future taxable income at each company.

Reconciling items between the combined normal effective statutory tax rates and the effective income tax rates for the fiscal years ended March 31, 2005, 2006 and 2007 are summarized as follows:

	Fiscal years ended March 31,
	2005	2006	2007
Combined normal effective statutory tax rate	40.6%	40.6%	40.6%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	0.5	1.1	0.1
Dividends from foreign subsidiaries	1.5	2.9	1.1
Foreign tax credit and payments	1.1	2.0	0.9
Lower tax rates applicable to income of subsidiaries	(1.1)	(12.2)	(0.7)
Minority interests	2.0	14.5	(0.3)
Change in valuation allowance	0.5	1.3	8.2
Realization of previously unrecognized tax effects of subsidiaries	0.3	(29.1)	—
Change in foreign exchange rate	0.9	—	—
Nontaxable dividends received	(1.2)	(2.1)	(1.3)
Tax expense on capital transactions by a subsidiary	—	8.0	—
Other—net	0.2	(3.8)	(1.5)

Effective income tax rate	45.3%	23.2%	47.1%

The effective income tax rate of 47.1% for the fiscal year ended March 31, 2007 was 6.5 percentage points higher than the combined normal effective statutory tax rate of 40.6%. This higher tax rate primarily reflected an additional valuation allowance for certain companies, including a subsidiary in the consumer finance business.

The effective income tax rate of 23.2% for the fiscal year ended March 31, 2006 was 17.4 percentage points lower than the combined normal effective statutory tax rate of 40.6%. This lower tax rate primarily reflected realization of previously unrecognized tax effects in conjunction with the liquidation of certain subsidiaries and recognition of tax benefits through the reorganization of business within the BTMU Group, which were partly offset by certain items, including minority interests and tax expense on capital transactions by a subsidiary.

The effective income tax rate of 45.3% for the fiscal year ended March 31, 2005 was 4.7 percentage points higher than the combined normal effective statutory tax rate of 40.6%. This increase resulted from certain reconciliation items, including reconciliation due to minority interests, change in valuation allowance, dividends from foreign subsidiaries and foreign tax credit and payments.

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information is not consistent with our consolidated financial statements prepared on the basis of US GAAP. For example, operating profit does not reflect items such as a part of provision (credit) for credit losses (primarily an equivalent of formula allowance under US GAAP), foreign exchange gains (losses) and equity investment securities gains (losses).

The following is a brief explanation of our business segments:

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

•	UNBC, which includes our subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A.;

•	Global Markets, which conducts its asset and liability management, liquidity management, and sales and trading of foreign exchange and interest-rate-related derivatives; and

•	Other, which consists of:

•	systems services, which is responsible for our computer systems;

•	trust and asset management business promotion for companies, including defined contribution plans;

•	global securities services, which is responsible for the custody business for both Japanese and international institutional investors;

•	eBusiness & IT Initiatives, which is responsible for developing information technology business opportunities;

•	the corporate center, which retains functions such as strategic planning, overall risk management, internal auditing and compliance; and

•	the elimination of duplicated amounts of net revenue among business segments.

The following table shows the business segment information for the fiscal years ended March 31, 2005, 2006 and 2007:

	Retail Banking	Corporate Banking	Global Banking(2)			Global Markets	Other	Total
			Other than UNBC	UNBC	Total
	(in billions)
Fiscal year ended March 31, 2005
Net revenue(1)	¥347.5	¥455.5	¥142.0	¥274.9	¥416.9	¥211.6	¥(32.3)	¥1,399.2
Operating expenses	217.2	152.1	98.7	158.8	257.5	29.7	79.5	736.0

Operating profit (loss)	¥130.3	¥303.4	¥43.3	¥116.1	¥159.4	¥181.9	¥(111.8)	¥663.2

Fiscal year ended March 31, 2006
Net revenue(1)	¥713.1	¥768.3	¥192.5	¥350.4	¥561.2	¥287.2	¥(87.2)	¥2,242.6
Operating expenses	447.9	268.5	123.1	202.4	335.3	38.4	116.6	1,206.7

Operating profit (loss)	¥265.2	¥499.8	¥69.4	¥148.0	¥225.9	¥248.8	¥(203.8)	¥1,035.9

Fiscal year ended March 31, 2007
Net revenue(1)	¥1,044.3	¥990.2	¥271.8	¥324.3	¥599.6	¥289.0	¥(56.0)	¥2,867.1
Operating expenses	666.5	400.4	138.1	200.8	339.2	47.6	149.5	1,603.2

Operating profit (loss)	¥377.8	¥589.8	¥133.7	¥123.5	¥260.4	¥241.4	¥(205.5)	¥1,263.9

Notes:

(1)	Net revenue does not include interest income on loans to MUFG.
(2)	Within Global Banking, results of certain liquidated subsidiaries for the fiscal years ended March 31, 2006 and 2007 are not included in the “Other than UNBC” column, while they are included in the “Total” column for internal management reporting purpose.

Frequently, the business segments work together in connection with providing services to customers. In accordance with our internal management accounting policies, we do not apportion the operating profit (loss) relating to a particular transaction among the participating business segments. Instead, we assign the total amount of operating profit (loss) relating to each of these transactions to each participating business segment. As a result, some items of operating profit (loss) are recorded as part of the operating results of more than one business segment. Any overlapping allocations are eliminated in the “Other” column. The following is a summary of the aggregate amounts of this overlapping allocation of operating profit (loss) for the business segments for the fiscal years ended March 31, 2005, 2006 and 2007:

Global Markets
(in billions)
Fiscal year ended March 31, 2005:
Corporate Banking and Global Banking	¥25.4
Fiscal year ended March 31, 2006:
Corporate Banking and Global Banking	¥51.0
Fiscal year ended March 31, 2007:
Corporate Banking and Global Banking	¥57.8

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

The merger of BTM with UFJ Bank was the major factor in the changes in the business segment analysis between the fiscal years ended March 31, 2006 and 2007. As discussed in “Item 5.A. Operating Results—Key Financial Figures”, although the merger of BTM with UFJ Bank occurred on January 1, 2006, the results of operations of the UFJ Bank Group have been included since October 1, 2005. The results for the fiscal year ended March 31, 2006 reflected the pre-merger results of the BTM Group for the six months ended September 30, 2005 and the post-merger results of the BTMU Group for the six months ended March 31,2006. The results for the fiscal year ended March 31, 2007 reflected the post-merger results of the BTMU Group for the full twelve-month period.

Total net revenue increased ¥624.5 billion from ¥2,242.6 billion for the fiscal year ended March 31, 2006 to ¥2,867.1 billion for the fiscal year ended March 31, 2007, and total operating expenses increased ¥396.5 billion from ¥1,206.7 billion for the fiscal year ended March 31, 2006 to ¥1,603.2 billion for the fiscal year ended March 31, 2007. These increases mainly reflected the fact that the results for the fiscal year ended March 31, 2006 reflected only six months of the post-merger BTMU Group (with the first half of the fiscal year reflecting the pre-merger BTM Group only), while the results for the fiscal year ended March 31, 2007 reflected the post-merger BTMU Group for the full twelve-month period.

Net revenue of the Retail Banking business segment increased ¥331.2 billion, or 46.4%, from ¥713.1 billion for the fiscal year ended March 31, 2006 to ¥1,044.3 billion for the fiscal year ended March 31, 2007. This increase primarily reflected the fact that the results for the fiscal year ended March 31, 2006 reflected only six months of the post-merger BTMU Group (with the first half of the fiscal year reflecting the pre-merger BTM Group only), while the fiscal year ended March 31, 2007 reflected the post-merger BTMU Group for the full twelve-month period. Additional factors contributing to this net revenue growth were increases in income from commercial banking operations, such as interest earned from our domestic Japanese yen deposits as a result of the increase in interest spread. These increases were partially offset by decreases in interest spread from our domestic housing loans.

Net revenue of the Corporate Banking business segment increased ¥221.9 billion, or 28.9%, from ¥768.3 billion for the fiscal year ended March 31, 2006 to ¥990.2 billion for the fiscal year ended March 31, 2007. This increase primarily reflected the fact that the results for the fiscal year ended March 31, 2006 reflected only six months of the post-merger BTMU Group (with the first half of the fiscal year reflecting those of the pre-merger BTM Group only), while the results for the fiscal year ended March 31, 2007 reflected the post-merger BTMU Group for the full twelve-month period. As a result, net revenue in most areas, such as net interest income from loans, and fees related to investment banking, increased. A decrease in interest spread from our lending operations to large- and medium-sized Japanese companies, due to the improved credit of many borrowers and increased competition with other financial institutions, partially offset the increase in net revenue.

Net revenue of the Global Banking business segment (Other than UNBC) increased ¥79.3 billion, or 41.2%, from ¥192.5 billion for the fiscal year ended March 31, 2006 to ¥271.8 billion for the fiscal year ended March 31, 2007. This increase primarily reflected the fact that the results for the fiscal year ended March 31, 2006 reflected only six months of the post-merger BTMU Group (with the first half of the fiscal year reflecting the pre-merger BTM Group only), while the results for the fiscal year ended March 31, 2007 reflected the post-merger BTMU Group for the full twelve-month period. Factors which increased net revenue other than the merger were incomes from commercial banking operations such as deposits and lending operations mainly consisting of loans to Japanese corporate clients situated outside Japan in Asia and Europe.

Net revenue of the Global Banking business segment (UNBC) decreased ¥26.1 billion, or 7.4%, from ¥350.4 billion for the fiscal year ended March 31, 2006 to ¥324.3 billion for the fiscal year ended March 31, 2007. The decrease was principally due to the fact that profits from the sales of international correspondent banking did not occur in the fiscal year ended March 31, 2007. There were also decreases in net interest income, caused by the shift in customer deposits from non-interest bearing deposits or other investments, in response to rising short-term interest rates in the United States.

Net revenue of the Global Markets business segment increased ¥1.8 billion, or 0.6%, from ¥287.2 billion for the fiscal year ended March 31, 2006 to ¥289.0 billion for the fiscal year ended March 31, 2007. This increase was also mainly due to the fact that the results for the fiscal year ended March 31, 2006 reflected only six months of the post-merger BTMU Group (with the first half of the fiscal year reflecting the pre-merger BTM Group only), while the results for the fiscal year ended March 31, 2007 reflected the post-merger BTMU Group for the full twelve-month period. These increases were partially offsets by the decrease in profits on foreign-currency ALM operations due to the increase in interest rates.

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

The merger of BTM with UFJ Bank was the major factor in the changes in the business segment analysis between the fiscal years ended March 31, 2005 and 2006. As discussed in “Item 5.A. Operating Results—Key Financial Figures”, although the merger of BTM with UFJ Bank occurred on January 1, 2006, the results of operations of the UFJ Bank Group have been included since October 1, 2005. The results for the fiscal year ended March 31, 2006 reflect the pre-merger BTM Group for the six months ended September 30, 2005 and the post-merger BTMU Group for the six months ended March 31,2006. The results for the fiscal year ended March 31, 2005 reflect the pre-merger BTM Group for the full twelve-month period.

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

Net revenue of the Retail Banking business segment increased ¥365.6 billion, or 105.2%, from ¥347.5 billion for the fiscal year ended March 31, 2005 to ¥713.1 billion for the fiscal year ended March 31, 2006. This increase was mainly due to the merger with UFJ Bank. Additional factors contributing to this net revenue growth were increases in income from commercial banking operations such as interest earned from deposits.

Net revenue of the Corporate Banking business segment increased ¥312.8 billion, or 68.7%, from ¥455.5 billion for the fiscal year ended March 31, 2005 to ¥768.3 billion for the fiscal year ended March 31, 2006, mainly due to the merger with UFJ Bank. The increase in this net revenue was also driven by gains in other income on currency options sales.

Net revenue of the Global Banking business segment (Other than UNBC) increased ¥50.5 billion, or 35.6%, from ¥142.0 billion for the fiscal year ended March 31, 2005 to ¥192.5 billion for the fiscal year ended March 31, 2006. This increase was mainly due to the merger with UFJ Bank. Factors which increased net revenue other than the merger were incomes from commercial banking operations such as deposits and lending operations in Asia.

Net revenue of the Global Banking business segment (UNBC) increased ¥75.5 billion, or 27.4%, from ¥274.9 billion for the fiscal year ended March 31, 2005 to ¥350.4 billion for the fiscal year ended March 31, 2006. The increase in loans and deposits in California, the increase in net interest margins, and profits from the sales of international correspondent banking operations contributed to the increase in net revenue.

Net revenue of the Global Markets business segment increased ¥75.6 billion, or 35.7%, from ¥211.6 billion for the fiscal year ended March 31, 2005 to ¥287.2 billion for the fiscal year ended March 31, 2006. This increase was also mainly due to the merger with UFJ Bank. Contributing to the growth in net revenue was also increased incomes from our foreign exchange currency option sales. These increases were partially offsets by a decrease in profits on foreign-currency ALM operations due to the general rise in interest rates.

Geographic Segment Analysis

The table immediately below sets forth our total revenue, income from continuing operations before income tax expense and cumulative effect of a change in accounting principle and net income on a geographic basis, based principally on the domicile of activities for the fiscal years ended March 31, 2005, 2006 and 2007.

The total revenue, total expense, income (loss) from continuing operations before income tax expense and cumulative effect of a change in accounting principle and net income (loss) for the fiscal year ended March 31, 2006 have been restated. For further information, see note 30 to our consolidated financial statements.

	Fiscal years ended March 31,
	2005	2006 (Restated)	2007
	(in billions)
Total revenue (interest income and non-interest income):
Domestic	¥1,297.8	¥1,481.7	¥2,697.2

Foreign:
United States of America	413.0	861.3	1,089.1
Europe	126.6	190.5	447.5
Asia/Oceania excluding Japan	88.6	174.9	264.2
Other areas*	64.2	97.8	166.8

Total foreign	692.4	1,324.5	1,967.6

Total	¥1,990.2	¥2,806.2	¥4,664.8

Income (loss) from continuing operations before income tax expense and cumulative effect of a change in accounting principle:
Domestic	¥205.9	¥(254.5)	¥5.1

Foreign:
United States of America	146.4	369.1	457.0
Europe	55.3	59.2	244.6
Asia/Oceania excluding Japan	69.0	63.9	85.0
Other areas*	47.3	59.4	80.3

Total foreign	318.0	551.6	866.9

Total	¥523.9	¥297.1	¥872.0

Net income (loss):
Domestic	¥91.1	¥(207.3)	¥4.0

Foreign:
United States of America	90.6	288.7	241.2
Europe	30.5	45.8	130.8
Asia/Oceania excluding Japan	46.0	55.6	45.4
Other areas*	28.9	46.0	39.5

Total foreign	196.0	436.1	456.9

Total	¥287.1	¥228.8	¥460.9

*	Other areas primarily include Canada, Latin America and the Caribbean.

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

Domestic net income for the fiscal year ended March 31, 2007 was ¥4.0 billion, compared to net loss of ¥207.3 billion for the fiscal year ended March 31, 2006. This improvement primarily reflected the increase in non-interest income due to increases in net trading profits and net investment securities gains and a decrease in net foreign exchange losses compared to the previous fiscal year.

Foreign net income for the fiscal year ended March 31, 2007 was ¥456.9 billion, compared to ¥436.1 billion for the fiscal year ended March 31, 2006. This increase primarily reflected the increase in net income in Europe.

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Domestic net loss for the fiscal year ended March 31, 2006 was ¥207.3 billion, compared to net income of ¥91.1 billion for the fiscal year ended March 31, 2005. This deterioration primarily reflected the decrease in non-interest income due to an increase in net foreign exchange losses and a decrease in net investment securities gains compared to the previous fiscal year.

Foreign net income for the fiscal year ended March 31, 2006 was ¥436.1 billion, compared to ¥196.0 billion for the fiscal year ended March 31, 2005. This increase primarily reflected the increase in net income in the United States of America.

Effect of the Change in Exchange Rates on Foreign Currency Translation

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

The average exchange rate for the fiscal year ended March 31, 2007 was ¥117.02 per $1.00, compared to the prior fiscal year’s average exchange rate of ¥113.31 per $1.00. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2006 was ¥116.38 per $1.00, compared to the average exchange rate for the fiscal year ended December 31, 2005 of ¥110.21 per $1.00.

The change in the average exchange rate of the Japanese yen against the US dollar and other foreign currencies had the effect of increasing total revenue by approximately ¥88 billion, net interest income by approximately ¥35 billion and income before income taxes by approximately ¥15 billion, respectively, for the fiscal year ended March 31, 2007.

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

The change in the average exchange rate of the Japanese yen against the US dollar and other foreign currencies had the effect of increasing total revenue by approximately ¥47 billion, net interest income by approximately ¥20 billion and income before income taxes by approximately ¥7 billion, respectively, for the fiscal year ended March 31, 2006.

B.    Liquidity and Capital Resources

Financial Condition

Total Assets

Our total assets at March 31, 2007 were ¥153.61 trillion, representing a decrease of ¥5.22 trillion, from ¥158.83 trillion at March 31, 2006. The decrease in total assets reflected a decrease of ¥2.96 trillion in cash and due from banks, mainly our deposit balance with the Bank of Japan, due to the effect of the termination of the zero-interest rate policy by the Bank of Japan in July 2006. Additionally, trading account assets decreased by ¥1.80 trillion as a result of our policy to reduce interest rate risk.

We have allocated a substantial portion of our assets to international activities. As a result, reported amounts are affected by changes in the value of the Japanese yen against the US dollar and other foreign currencies. Foreign assets are denominated primarily in US dollars. The following table shows our total assets at March 31, 2006 and 2007 by geographic region based principally on the domicile of the obligors:

	At March 31,
	2006	2007
	(in trillions)
Japan	¥129.01	¥119.10

Foreign:
United States of America	15.42	17.58
Europe	7.12	7.43
Asia/Oceania excluding Japan	5.08	6.36
Other areas*	2.20	3.14

Total foreign	29.82	34.51

Total	¥158.83	¥153.61

*	Other areas primarily include Canada, Latin America and the Caribbean.

At March 30, 2007, the noon buying rate of the Federal Reserve Bank of New York was ¥117.56 per $1.00, as compared with ¥117.48 per $1.00 at March 31, 2006. The Japanese yen amount of foreign currency-denominated assets and liabilities increases as the relevant exchange rates change weakening the value of the Japanese yen for foreign currencies, and vice versa. The depreciation of the Japanese yen against the US dollar and other foreign currencies during the fiscal year ended March 31, 2007 increased the Japanese yen amount of our total assets by approximately ¥1.34 trillion. See “Item 3.A. Key Information—Selected Financial Data—Exchange Rate Information.”

Loan Portfolio

The table immediately below sets forth our loans outstanding by domicile and type of industry of borrowers, before deduction of allowance for credit losses, at March 31, 2006 and 2007, based on classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on use of proceeds.

The classification of loans by industry at March 31, 2006 has been restated. For further information, see “Selected Statistical Data—III. Loan Portfolio.”

	At March 31,
	2006 (Restated)	2007
	(in billions)
Domestic:
Manufacturing	¥9,353.5	¥9,586.1
Construction	1,813.7	1,677.5
Real estate	7,094.6	6,308.8
Services	5,760.0	5,915.3
Wholesale and retail	8,916.8	8,519.7
Banks and other financial institutions	4,354.7	3,141.8
Communication and information services	1,029.4	964.6
Other industries	9,946.2	9,313.7
Consumer	22,356.1	23,127.8

Total domestic	70,625.0	68,555.3

Foreign:
Governments and official institutions	329.2	371.6
Banks and other financial institutions	1,037.8	1,532.7
Commercial and industrial	11,602.0	13,285.6
Other	2,228.9	2,426.6

Total foreign	15,197.9	17,616.5

Total	85,822.9	86,171.8

Unearned income, unamortized premiums—net and deferred loan fees—net	13.4	(47.7)

Total	¥85,836.3	¥86,124.1

Domestic loans within the “consumer” category in the above table include loans to individuals who use loan proceeds to finance their proprietor activities and not for their personal financing needs. A precise breakdown of the balance of such consumer loans by the type of proprietor business at March 31, 2006 and 2007 is presented below:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in billions)
March 31, 2006	¥17.2	¥13.9	¥425.9	¥160.8	¥30.9	¥1.0	¥3.0	¥6.3	¥659.0
March 31, 2007	¥14.6	¥12.3	¥367.3	¥132.9	¥26.1	¥0.7	¥2.4	¥5.4	¥561.7

Loans are our primary use of funds. The average loan balance accounted for 57.2% of total interest-earning assets for the fiscal year ended March 31, 2006 and 61.3% for the fiscal year ended March 31, 2007.

At March 31, 2007, our total loans were ¥86.12 trillion, representing an increase of ¥0.28 trillion, or 0.3%, from ¥85.84 trillion at March 31, 2006. Before the addition of unearned income, unamortized premiums—net and deferred loan fees—net, our loan balance at March 31, 2007 consisted of ¥68.56 trillion of domestic loans and ¥17.62 trillion of foreign loans, while the loan balance at March 31, 2006 consisted of ¥70.63 trillion of domestic loans and ¥15.20 trillion of foreign loans.

Domestic loans decreased ¥2.07 trillion and foreign loans increased ¥2.42 trillion compared to the previous fiscal year. Analyzing the change of domestic loans by industry segment, the largest decrease was seen in the banks and other financial institutions segment. Foreign loans increased in all segments, especially in the commercial and industrial segment.

Allowance for Credit Losses, Nonperforming and Past Due Loans

The following table shows a summary of the changes in the allowance for credit losses for the fiscal years ended March 31, 2005, 2006 and 2007:

	Fiscal years ended March 31,
	2005	2006	2007
	(in billions)
Balance at beginning of fiscal year	¥649.3	¥567.7	¥913.0
Additions resulting from the merger with UFJ Bank(1)	—	279.2	—
Provision for credit losses	123.9	163.4	341.6
Charge-offs:
Domestic	(181.5)	(116.7)	(284.4)
Foreign	(51.8)	(10.4)	(13.9)

Total	(233.3)	(127.1)	(298.3)
Recoveries:
Domestic	14.3	3.2	28.2
Foreign	9.7	16.2	4.8

Total	24.0	19.4	33.0

Net charge-offs	(209.3)	(107.7)	(265.3)
Others(2)	3.8	10.4	4.2

Balance at end of fiscal year	¥567.7	¥913.0	¥993.5

Notes:

(1)	Additions resulting from the merger with UFJ Bank represent the valuation allowance for acquired loans outside the scope of SOP 03-3. The allowance for credit losses on loans within the scope of SOP 03-3 was not carried over.
(2)	Others principally include foreign exchange translation and discontinued operations adjustments.

Provision for credit losses for the fiscal year ended March 31, 2007 was ¥341.6 billion, an increase of ¥178.2 billion from ¥163.4 billion for the fiscal year ended March 31, 2006. The increase in provision for credit losses was mainly due to the downgrade in credit rating of a large borrower in the transportation industry. Additionally, provision for credit losses increased in the consumer finance industry.

The ratio of the provision for credit losses for the fiscal year ended March 31, 2007 of ¥341.6 billion to the average loan balance of ¥86.23 trillion was 0.40%, and that to the total average interest-earning assets for the same period of 140.73 trillion was 0.24%.

Net charge-offs for the fiscal year ended March 31, 2007 were ¥265.3 billion, an increase of ¥157.6 billion, or 146.2%, from ¥107.7 billion for the fiscal year ended March 31, 2006. Charge-offs of domestic loans increased for the fiscal year ended March 31, 2007 as a result of an increase in the consumer segment.

The following table presents comparative data in relation to the principal amount of nonperforming loans sold and reversal of allowance for credit losses:

	Principal amount of loans(1)	Allowance for credit losses(2)	Loans, net of allowance	Reversal of allowance for credit losses
	(in billions)
For the fiscal year ended March 31, 2005	¥89.9	¥34.3	¥55.6	¥(9.2)
For the fiscal year ended March 31, 2006	¥104.6	¥37.7	¥66.9	¥(12.4)
For the fiscal year ended March 31, 2007	¥121.4	¥35.7	¥85.7	¥(23.9)

Notes:

(1)	Represents principal amount after the deduction of charge-offs made before the sales of nonperforming loans.
(2)	Represents allowance for credit losses at the latest balance-sheet date.

Through the sales of nonperforming loans to third parties, additional provisions or gains may arise from factors such as a change in the credit quality of the borrowers or the value of the underlying collateral subsequent to the prior reporting date, and the risk appetite and investment policy of the purchasers. Along with a reduction in nonperforming loans, conditions surrounding the sales of loans have improved in recent years.

Due to the inherent uncertainty of factors that may affect negotiated prices which reflect the borrowers’ financial condition and the value of underlying collateral, the fact that we recorded no additional cost during the reported periods is not necessarily indicative of the results that we may record in the future.

In connection with the sales of loans, the excess of the proceeds from the sales of loans over their carrying amounts were ¥9.1 billion, ¥45.7 billion and ¥22.7 billion for the fiscal years ended March 31, 2005, 2006 and 2007, respectively. Such excess is reported in our consolidated statements of income as reduction in provision for credit losses to the extent of the existing allowance for credit losses on sold loans and remaining excess as gains on sales of loans.

The following table summarizes the allowance for credit losses by component at March 31, 2005, 2006 and 2007:

	At March 31,
	2005	2006	2007
	(in billions)
Allocated allowance:
Specific—specifically identified problem loans	¥342.4	¥397.0	¥511.9
Large groups of smaller balance homogeneous loans	37.4	152.2	129.5
Loans exposed to specific country risk	0.1	0.1	0.1
Formula—substandard, special mention and other loans	179.2	356.0	345.0
Unallocated allowance	8.6	7.7	7.0

Total allowance	¥567.7	¥913.0	¥993.5

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

Change in total allowance and provision for credit losses

At March 31, 2007, the total allowance for credit losses was ¥993.5 billion, representing 1.15% of our total loan portfolio or 64.86% of our total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more. At March 31, 2006, the total allowance for credit losses was ¥913.0 billion, representing 1.06% of our total loan portfolio or 49.33% of our total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more. The total allowance at March 31, 2007 increased by ¥80.5 billion compared to the previous year-end. The increase in allowance was mainly due to the downgrade in credit rating of a large borrower in the transportation industry, and such increase exceeded the decrease in allowance due to charge-offs.

During the fiscal years ended March 31, 2005, 2006 and 2007, there were no significant additions to the allowance for credit losses resulting from directives, advice or counsel from governmental or regulatory bodies.

Provision for credit losses for the fiscal year ended March 31, 2007 was ¥341.6 billion, an increase of ¥178.2 billion from ¥163.4 billion for the fiscal year ended March 31, 2006. The increase in provision for credit losses was mainly due to the downgrade in credit rating of a large borrower in the transportation industry. Additionally, provision for credit losses increased in the consumer finance industry.

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

Detailed reviews of impaired loans are performed after a borrower’s annual or semi-annual financial statements first become available. In addition, as part of an ongoing credit review process, our credit officers monitor changes in all customers’ creditworthiness, including bankruptcy, past due principal or interest, downgrading of external credit rating, declining stock price, business restructuring and other events, and reassess borrowers’ ratings in response to such events. This credit monitoring process forms an integral part of our overall control process. An impaired loan is evaluated individually based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral at the annual and semi-annual balance-sheet date, if the loan is collateral-dependent at a balance-sheet date.

The following table summarizes the distribution of our nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments, at March 31, 2005, 2006 and 2007:

	At March 31,
	2005	2006	2007
	(in billions, except percentages)
Nonaccrual loans:
Domestic:
Manufacturing	¥77.8	¥104.9	¥79.7
Construction	38.8	35.4	42.6
Real estate	92.6	149.4	117.1
Services	94.5	51.1	126.7
Wholesale and retail	74.4	124.5	125.5
Banks and other financial institutions	4.3	15.8	10.2
Communication and information services	11.4	12.8	21.9
Other industries	13.3	23.8	120.1
Consumer	115.8	345.3	316.1

Total domestic	522.9	863.0	959.9
Foreign	106.7	62.6	39.0

Total nonaccrual loans	629.6	925.6	998.9

Restructured loans:
Domestic:
Manufacturing	22.4	42.2	80.5
Construction	35.3	27.1	12.9
Real estate	113.0	146.0	85.1
Services	30.3	51.6	47.3
Wholesale and retail	67.3	360.0	107.0
Banks and other financial institutions	0.3	0.1	0.6
Communication and information services	3.6	8.2	2.9
Other industries	26.4	103.9	58.6
Consumer	45.0	90.6	76.4

Total domestic	343.6	829.7	471.3
Foreign	21.7	74.2	40.3

Total restructured loans	365.3	903.9	511.6

Accruing loans contractually past due 90 days or more:
Domestic	9.2	20.3	19.5
Foreign	0.9	1.1	1.8

Total accruing loans contractually past due 90 days or more	10.1	21.4	21.3

Total	¥1,005.0	¥1,850.9	¥1,531.8

Total loans	¥43,254.0	¥85,836.3	¥86,124.1

Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of total loans	2.32%	2.16%	1.78%

Domestic nonaccrual loans and restructured loans within the “consumer” category in the above table include loans to individuals who use loan proceeds to finance their proprietor activities and not for their personal financing needs. A precise breakdown of the balance of such consumer loans by the type of proprietor business at March 31, 2005, 2006 and 2007 is presented below:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in billions)
March 31, 2005
Nonaccrual loans	¥1.3	¥1.0	¥43.3	¥13.7	¥3.2	¥—	¥0.2	¥0.5	¥63.2
Restructured loans	1.2	0.3	19.2	2.9	1.9	—	—	—	25.5
March 31, 2006
Nonaccrual loans	¥1.1	¥0.8	¥27.9	¥9.7	¥1.6	¥—	¥0.2	¥0.3	¥41.6
Restructured loans	0.3	0.1	14.4	1.3	0.9	—	—	—	17.0
March 31, 2007
Nonaccrual loans	¥1.2	¥0.5	¥21.6	¥7.3	¥1.0	¥—	¥0.1	¥0.3	¥32.0
Restructured loans	0.3	—	11.5	0.9	0.5	—	—	—	13.2

We have been actively making efforts to reduce our nonperforming loans. These efforts have been made to improve the quality of our own loan assets, which conforms to the policy to decrease nonperforming loans under the program for financial revival announced by the Japanese government in October 2002. Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more decreased ¥319.1 billion from March 31, 2006 to ¥1,531.8 billion at March 31, 2007. Similarly, the percentage of nonperforming loans to the total loans decreased to 1.78% at March 31, 2007 from 2.16% at March 31, 2006.

Total nonaccrual loans were ¥998.9 billion at March 31, 2007, an increase of ¥73.3 billion, or 7.9%, from ¥925.6 billion at March 31, 2006. The increase was mainly caused by downgrade in credit rating to nonaccrual loans of a large borrower in the transportation industry.

Total restructured loans were ¥511.6 billion at March 31, 2007, a decrease of ¥392.3 billion, or 43.4%, from ¥903.9 billion at March 31, 2006. Analyzing by industry segments, restructured loans decreased in most industry segments, particularly in domestic wholesale and retail by ¥253.0 billion due to upgrades of borrowers’ credit ratings in these industries.

The following table summarizes the balances of impaired loans and related impairment allowances at March 31, 2005, 2006 and 2007, excluding smaller-balance homogeneous loans:

	At March 31,
	2005		2006		2007
	Loan balance	Impairment allowance	Loan balance	Impairment allowance	Loan balance	Impairment allowance
	(in billions)
Requiring an impairment allowance	¥789.3	¥342.4	¥1,056.1	¥397.0	¥987.2	¥511.9
Not requiring an impairment allowance	126.3	—	234.1	—	239.3	—

Total	¥915.6	¥342.4	¥1,290.2	¥397.0	¥1,226.5	¥511.9

Percentage of the allocated allowance to total impaired loans	37.4%		30.8%		41.7%

Note:	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired in the amount of ¥12.1 billion, nil and ¥0.8 billion at March 31, 2005, 2006 and 2007, respectively.

Impaired loans decreased ¥63.7 billion, or 4.9%, from ¥1,290.2 billion at March 31, 2006 to ¥1,226.5 billion at March 31, 2007.

The percentage of the allocated allowance to total impaired loans at March 31, 2007 was 41.7%, an increase of 10.9 percentage points from 30.8% at March 31, 2006. The increase in the percentage of the allocated allowance was due to a decrease in restructured loans, which had a relatively low level of allowance, compared to nonaccrual loans.

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

Allocated allowance for large groups of smaller-balance homogeneous loans

The allocated allowance for large groups of smaller-balance homogeneous loans is focused on loss experience for the pool rather than on an analysis of individual loans. Large groups of smaller-balance homogeneous loans primarily consist of first mortgage housing loans to individuals. The allowance for groups of performing loans is based on historical loss experience over a period. In determining the level of the allowance for delinquent groups of loans, we classify groups of homogeneous loans based on the risk rating and/or the number of delinquencies. We determine the credit loss allowance for groups of delinquent loans based on the probability of insolvency by the number of actual delinquencies and actual loss experience. The loss experience is usually determined by reviewing the historical loss rate. The allocated credit loss allowance for large groups of smaller-balance homogeneous loans was ¥129.5 billion at March 31, 2007, a decrease of ¥22.7 billion from ¥152.2 billion at March 31, 2006.

Allocated allowance for country risk exposure

The allocated credit loss allowance for country risk exposure is based on an estimate of probable losses relating to the exposure to countries that we identify as having a high degree of transfer risk. The countries applicable to the allowance for country risk exposure are decided based on a country risk grading system used to assess and rate the transfer risk to individual countries. The allowance is generally determined based on a function of default probability and expected recovery ratios, taking external credit ratings into account. The allocated allowance for country risk exposure was approximately ¥0.1 billion at March 31, 2006 and 2007.

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

UNBC, our largest overseas subsidiary, calculates the formula allowance by applying loss factors to outstanding loans and certain unused commitments, in each case based on the internal risk grade of such loans, leases and commitments. Changes in risk grades affect the amount of the formula allowance. Loss factors are based on our historical loss experience and may be adjusted for significant factors that, in management’s judgment, affect the collectibility of the portfolio as of the evaluation date. Loss factors are developed in the following ways:

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

Though there are a few technical differences in the methodology used for the formula allowance for credit losses as mentioned above, we examine overall sufficiency of the formula allowance periodically by back-test comparison with the actual loss experience subsequent to the balance sheet date.

The formula allowance decreased ¥11.0 billion from ¥356.0 billion at March 31, 2006 to ¥345.0 billion at March 31, 2007.

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

The unallocated allowance decreased ¥0.7 billion from ¥7.7 billion at March 31, 2006 to ¥7.0 billion at March 31, 2007. This decrease resulted mainly from management’s positive outlook of economic and specific industry conditions.

Allowance for Off-balance-sheet Credit Instruments

In addition to the allowance for credit losses on the loan portfolio, we maintain an allowance for credit losses on off-balance-sheet credit instruments, including commitments to extend credit, a variety of guarantees and standby letters of credit. This allowance is included in other liabilities. With regard to the specific allocated allowance for specifically identified credit exposure and the allocated formula allowance, we apply the same methodology that we use in determining the allowance for loan credit losses. The allowance for credit losses on off-balance-sheet credit instruments was ¥76.6 billion at March 31, 2007, a decrease of ¥14.8 billion, from ¥91.4 billion at March 31, 2006.

Investment Portfolio

Our investment securities are primarily comprised of marketable equity securities and Japanese government and Japanese government agency bonds, which are mostly classified as available-for-sale securities. We also hold Japanese government bonds which are classified as securities being held to maturity.

Historically, we have held equity securities of some of our customers for strategic purposes, in particular, to maintain long-term relationships with these customers. However, we have been reducing the aggregate value of our equity securities because we believe that, from a risk management perspective, it is important to reduce the price fluctuation risk in our equity portfolio. As of March 31, 2007, the aggregate value of marketable equity securities under Japanese GAAP satisfies the requirements of the legislation forbidding banks from holding equity securities in excess of their Tier I capital after September 30, 2006.

Investment securities at March 31, 2007 were ¥42.26 trillion, at a similar level from ¥42.53 trillion at March 31, 2006.

The following table shows information as to the amortized costs and estimated fair values of our investment securities available for sale and being held to maturity at March 31, 2006 and 2007:

	At March 31,
	2006			2007
	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)
	(in billions)
Securities available for sale:

Debt securities, principally Japanese government bonds and corporate bonds	¥32,813.5	¥32,975.6	¥162.1	¥32,371.5	¥32,726.1	¥354.6
Marketable equity securities	3,794.8	6,709.9	2,915.1	3,683.6	6,864.0	3,180.4

Total securities available for sale	¥36,608.3	¥39,685.5	¥3,077.2	¥36,055.1	¥39,590.1	¥3,535.0

Debt securities being held to maturity, principally Japanese government bonds	¥2,116.6	¥2,102.1	¥(14.5)	¥2,106.9	¥2,100.7	¥(6.2)

The amortized cost of securities being held to maturity was almost equal compared to the previous year.

The estimated fair value of available-for-sale securities decreased ¥0.10 trillion from ¥39.69 trillion at March 31, 2006 to ¥39.59 trillion at March 31, 2007, primarily due to the decrease in Japanese government bonds reflecting the view of higher Japanese interest rates in the near future.

Net unrealized gains on available-for-sale securities included in the investment portfolio at March 31, 2006 and 2007 were ¥3.08 trillion and ¥3.54 trillion, respectively. These net unrealized gains related principally to marketable equity securities.

Cash and Due from Banks

Cash and due from banks at March 31, 2007 was ¥2.43 trillion, a decrease of ¥2.96 trillion from ¥5.39 trillion at March 31, 2006. The decrease was primarily due to the lowering of our deposit balance with the Bank of Japan, following the termination of the zero-interest rate policy by the Bank of Japan in July 2006.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions. Interest-earning deposits in other banks at March 31, 2007 were ¥5.52 trillion, a decrease of ¥0.48 trillion from ¥6.00 trillion at March 31, 2006. This decrease primarily reflected a decrease in foreign currency deposits at our overseas offices.

Intangible Assets

At March 31, 2007, intangible assets was ¥0.95 trillion, a decrease of ¥0.22 trillion from ¥1.17 trillion at March 31, 2006. The decrease was mainly due to the amortization of intangible assets such as core deposit intangibles and IT systems, as well as impairment related to our subsidiary in the consumer finance business.

Goodwill

Goodwill at March 31, 2007 was ¥1.77 trillion, substantially unchanged from March 31, 2006.

Deferred Tax Assets

Deferred tax assets decreased ¥0.59 trillion, or 53.5%, from ¥1.10 trillion at March 31, 2006 to ¥0.51 trillion at March 31, 2007. This decrease was primarily due to the realization of deferred tax assets for operating loss carryforwards and allowance for credit losses and an increase in deferred tax liabilities related to investment securities. In addition, the valuation allowance increased for certain companies, including a subsidiary in the consumer finance business due to a decline in their forecasted operating results and estimated future taxable income and an increase in their deductible temporary differences.

Total Liabilities

At March 31, 2007, total liabilities were ¥144.92 trillion, a decrease of ¥5.64 trillion from ¥150.56 trillion at March 31, 2006. This decrease primarily reflected decreases of ¥5.28 trillion in other short term borrowings and of ¥3.77 trillion in non-interest-bearing deposits.

The depreciation of the Japanese yen against the US dollar and other foreign currencies during the fiscal year ended March 31, 2007 increased the Japanese yen amount of foreign currency-denominated liabilities by approximately ¥1.32 trillion.

Deposits

Deposits are our primary source of funds. Total average balance of deposits increased ¥24.29 trillion from ¥86.42 trillion for the fiscal year ended March 31, 2006 to ¥110.71 trillion for the fiscal year ended March 31, 2007. This increase primarily reflected a ¥19.64 trillion increase in average domestic interest-bearing deposits primarily resulting from the merger with UFJ Bank.

Domestic deposits decreased ¥1.47 trillion from ¥98.04 trillion at March 31, 2006 to ¥96.57 trillion at March 31, 2007, while foreign deposits increased ¥0.79 trillion from ¥16.02 trillion at March 31, 2006 to ¥16.81 trillion at March 31, 2007. As for both domestic and foreign deposits, the balance of non-interest bearing deposits decreased while interest-bearing deposits increased, partially in response to the rising short-term interest rates in Japan and the United States.

Short-term Borrowings

We use short-term borrowings as a funding source and in our management of interest rate risk. For management of interest rate risk, short-term borrowings are used in asset-liability management operations to match interest rate risk exposure resulting from loans and other interest-earning assets and to manage funding costs of various financial instruments at an appropriate level, based on our forecast of future interest rate levels. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions and other short-term borrowings.

Short-term borrowings decreased ¥4.42 trillion from ¥17.47 trillion at March 31, 2006 to ¥13.05 trillion at March 31, 2007. This decrease was primarily attributable to a decrease of ¥5.28 trillion in other short-term borrowings being proportionate to the lowering of our deposit balance with the Bank of Japan.

Long-term Debt

Long-term debt at March 31, 2007 was ¥12.26 trillion, an increase of ¥0.33 trillion from ¥11.93 trillion at March 31, 2006. This increase was partly due to an increase of approximately ¥1 trillion in obligations under loan securitization transaction accounted for as secured borrowings. The increase was partially offset by a decrease of ¥0.61 trillion in the balance of certain straight bonds issued by us.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have shown a historically high rollover rate among our corporate customers and individual depositors. As of March 31, 2007, our deposits of ¥113.39 trillion exceeded our loans, net of allowance for credit losses of ¥85.13 trillion, by ¥28.26 trillion. These deposits provide us with a sizable source of stable and low-cost funds. While approximately 49.7% of certificates of deposit and time deposits mature within three months, we continuously monitor relevant interest rate characteristics of these funds and utilize asset and liability management techniques to manage the possible impact of the rollovers on our net interest margin and liquidity. Our average deposits, combined with average shareholders’ equity, funded 77.3% of our average total assets of ¥154.21 trillion during the fiscal year ended March 31, 2007.

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

Total Shareholder’s Equity

The following table presents a summary of our total shareholder’s equity at March 31, 2006 and 2007:

	At March 31,
	2006	2007
	(in billions, except percentages)
Preferred stock	¥125.0	¥125.0
Common stock	872.0	872.0
Capital surplus	5,844.3	5,851.1
Retained earnings	205.9	216.3
Accumulated other changes in equity from nonowner sources, net of taxes	1,452.1	1,850.4
Loan receivable for constructive capital contribution from parent company	(228.5)	(228.5)
Parent company’s stock, at cost	(1.3)	(0.2)

Total shareholder’s equity	¥8,269.5	¥8,686.1

Ratio of total shareholder’s equity to total assets	5.21%	5.65%

Total shareholder’s equity increased ¥416.6 billion, from ¥8,269.5 billion at March 31, 2006 to ¥8,686.1 billion at March 31, 2007. The ratio of total shareholder’s equity to total assets also showed an increase of 0.44 percentage points from 5.21% at March 31, 2006 to 5.65% at March 31, 2007. The increase in total shareholder’s equity at March 31, 2007, and the resulting increase in the ratio to total assets, were principally attributable to an increase of ¥398.3 billion in accumulated other changes in equity from nonowner sources, net of taxes, mainly due to a favorite affect of the improvement in the Japanese stock market to unrealized gain on investment securities available for sale.

Due to our holdings of a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our shareholder’s equity. The following table presents information relating to the accumulated net unrealized gains before tax effect in respect of marketable equity securities classified as available for sale at March 31, 2006 and 2007:

	At March 31,
	2006	2007
	(in billions, except percentages)
Accumulated net unrealized gains	¥2,915.1	¥3,180.4
Accumulated net unrealized gains to total assets	1.84%	2.07%

Capital Adequacy

We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can initiate mandatory actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements.

We continually monitor our risk-adjusted capital ratio closely and manage our operations in consideration of the capital ratio requirements. These ratios are affected not only by fluctuations in the value of our assets, including our credit risk assets such as loans and equity securities, the risk weights of which depend on the borrowers’ or issuers’ internal ratings, marketable securities and deferred tax assets, but also by fluctuations in the value of the Japanese yen against the US dollar and other foreign currencies and by general price levels of Japanese equity securities.

Capital Requirements for Banking Institutions in Japan

A Japanese banking institution is subject to the minimum capital adequacy requirements both on a consolidated basis and a stand-alone basis, and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary under the control of another company. Under the FSA’s guidelines, capital is classified into three tiers, referred to as Tier I, Tier II and Tier III capital. Our Tier I capital generally consists of shareholder’s equity items, including common stock, non-cumulative preferred stock, capital surplus, minority interests and retained earnings (which includes deferred tax assets), but recorded goodwill and other items, such as treasury stock, are deducted from Tier I capital. Our Tier II capital generally consists of the amount by which eligible reserves for credit losses exceeds expected losses in the Internal Ratings Based approach, or the IRB approach, and general reserves for credit losses up to 1.25% of modified risk-weighted assets determined by the partial use of the Standardized Approach (including a phased rollout of the IRB approach), 45% of the unrealized gains on investment securities available for sale, 45% of the land revaluation excess, the balance of perpetual subordinated debt and the balance of subordinated term debt with an original maturity of over five years subject to certain limitations, up to 50% of Tier I capital. Our Tier III capital consists of short-term subordinated debt with an original maturity of at least two years, subject to certain limitations. At least 50% of the minimum capital requirements must be maintained in the form of Tier I capital.

The eligible regulatory capital set forth in the FSA guidelines discussed above were modified as of March 31, 2007 to reflect the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework,” often referred to as “Basel II.”

As of March 31, 2007, we have calculated our risk-weighted assets in accordance with Basel II. In determining capital ratios under Basel II, most of our major subsidiaries adopted the Foundation Internal Ratings Based approach, or the FIRB approach, to reflect the credit risk in the risk-weighted assets. Under the FIRB approach, we generally take into account probability of default, or PD, applicable to borrower rating and PD, loss given default and exposure at default applicable to pool assignment. Market risk is reflected in the risk-weighted assets by applying the Internal Models Approach to calculate general market risk and the Standardized Methodology to calculate specific risk. Under the Internal Models Approach, we principally use a historical simulation model to calculate value-at-risk amounts by estimating the profit and loss on our portfolio by applying actual fluctuations in the market rates and prices over a fixed period in the past. Under Basel II, we newly reflected operational risk in the risk-weighted assets by applying the Standardized Approach. Specifically, operational risk capital charge is determined based on the amount of gross profit allocated to business lines multiplied by a factor ranging from 12% to 18%.

For additional discussion of the calculation of our capital ratios under Basel II, see note 22 to our consolidated financial statements.

Under the Japanese regulatory capital requirements, our consolidated capital components, including Tier I, Tier II and Tier III capital, and risk-weighted assets, are calculated from our consolidated financial statements prepared under Japanese GAAP. Also, each of the consolidated and stand-alone capital components in Japan is calculated from consolidated and non-consolidated financial statements prepared under Japanese GAAP.

For a detailed discussion of the capital adequacy guidelines adopted by the FSA and proposed amendments, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital Adequacy.”

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

For a detailed discussion of the capital adequacy guidelines applicable to our U.S. banking subsidiaries, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States—Bank Capital Requirements and Capital Distributions.”

Our Capital Ratios

The table below presents our consolidated risk-based capital, risk-adjusted assets and risk-based capital ratios at March 31, 2006 and 2007 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA).

The March 31, 2006 data are calculated according to Basel I since Basel II became effective in Japan at March 31, 2007.

	At March 31,		Minimum capital ratios required
	2006	2007
	(in billions, except percentages)
Capital components:
Tier I capital	¥6,735.3	¥6,975.6
Tier II capital includable as qualifying capital	5,332.8	4,940.8
Tier III capital includable as qualifying capital	—	—
Deductions from total qualifying capital	146.7	309.8

Total risk-based capital	¥11,921.4	¥11,606.6

Risk-weighted assets	¥95,520.7	¥90,456.8
Capital ratios:
Tier I capital	7.05%	7.71%	4.00%
Total risk-based capital	12.48	12.83	8.00

The implementation of Basel II at March 31, 2007 had the effect of decreasing our risk-weighted assets due to a decrease in credit risk assets, while at the same time decreasing our total risk-based capital. Our Tier I capital ratio and total risk-based capital ratio at March 31, 2007 were 7.71% and 12.83%, respectively.

Capital Ratios of Our Banking Subsidiaries in the United States

The table below presents the risk-based capital ratios of UnionBanCal Corporation and Union Bank of California at December 31, 2005 and 2006:

	At December 31,		Minimum capital ratios required	Ratios OCC requires to be “well-capitalized”
	2005	2006
UnionBanCal Corporation:
Tier I capital (to risk-weighted assets)	9.17%	8.68%	4.00%	—
Tier I capital (to quarterly average assets)*	8.39	8.44	4.00	—
Total capital (to risk-weighted assets)	11.10	11.71	8.00	—
Union Bank of California:
Tier I capital (to risk-weighted assets)	9.62%	8.46%	4.00%	6.00%
Tier I capital (to quarterly average assets)*	8.78	8.25	4.00	5.00
Total capital (to risk-weighted assets)	10.59	10.69	8.00	10.00

*	Excludes certain intangible assets.

Management believes that, as of December 31, 2006 and June 30, 2007, UnionBanCal Corporation and Union Bank of California met all capital adequacy requirements to which they are subject.

As of December 31, 2006, OCC categorized Union Bank of California as “well-capitalized.” To be categorized as “well capitalized,” Union Bank of California must maintain minimum total risk-based, Tier I risk-based and Tier I leverage capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Union Bank of California’s category.

Off-balance-sheet Arrangements

In the normal course of our business, we engage in several types of off-balance-sheet arrangements to meet the financing needs of our customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The following table summarizes these commitments at March 31, 2007:

	Amount of commitment by expiration period
	Less than 1 year	1-5 years	Over 5 years	Total
	(in billions)
Guarantees:
Standby letters of credit and financial guarantees	¥2,293	¥1,649	¥1,590	¥5,532
Performance guarantees	1,365	668	75	2,108
Derivative instruments	22,242	17,719	3,122	43,083
Other	814	1	5	820

Total guarantees	26,714	20,037	4,792	51,543

Other off-balance-sheet instruments:
Commitments to extend credit	43,631	11,027	1,565	56,223
Commercial letters of credit	834	8	—	842
Other	3	6	2	11

Total other off-balance-sheet instruments	44,468	11,041	1,567	57,076

Total	¥71,182	¥31,078	¥6,359	¥108,619

See note 25 to our consolidated financial statements for a description of the nature of our guarantees and other off-balance-sheet instruments.

The contractual amounts of these guarantees and other off-balance-sheet instruments represent the amounts at risk should the contracts be fully drawn upon with a subsequent default by our customer and a decline in the value of the underlying collateral. Because many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. At March 31, 2007, approximately 65% of these commitments will expire within one year, 29% from one year to five years and 6% after five years. Such risks are monitored and managed as a part of our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.” In addition, in accordance with SFAS No. 5, we evaluate off-balance-sheet arrangement in the manner described in note 1 to our consolidated financial statements.

In the aggregate, the income generated from fees and commissions is one of our most important sources of revenue. Such income amounted to ¥847.7 billion during the fiscal year ended March 31, 2007, accounting for approximately 69% of our non-interest income which amounted to ¥1,220.5 billion for the fiscal year. However, the fees generated specifically from off-balance-sheet arrangements are not a dominant source of our fees and commissions.

Some of our off-balance-sheet arrangements are related to activities of special purpose entities, most of which are VIEs.

The table immediately below presents, by type of VIE, the total assets of non-consolidated VIEs and the maximum exposures to non-consolidated VIEs at March 31, 2006 and 2007.

The total assets of non-consolidated VIEs and the maximum exposure to non-consolidated VIEs at March 31, 2006 have been restated. For further information, see note 26 to our consolidated financial statements.

	2006		2007
Non-Consolidated VIEs	Assets (Restated)	Maximum exposure (Restated)	Assets	Maximum exposure
	(in billions)
Asset-backed commercial paper conduits	¥20,716.5	¥1,822.7	¥38,435.6	¥2,399.4
Securitization conduits of client properties	1,617.1	479.4	2,049.3	518.0
Investment funds	52,708.3	1,207.8	57,870.7	1,401.4
Special purpose entities created for structured financing	22,183.8	1,434.4	24,883.4	1,694.8
Repackaged instruments	66,140.8	979.6	88,634.7	2,168.9
Others	9,029.4	1,180.6	11,238.9	1,280.4

Total	¥172,395.9	¥7,104.5	¥223,112.6	¥9,462.9

Off-balance-sheet arrangements include the following types of special purpose entities:

Asset-backed Commercial Paper Conduits

We administer several multi-seller finance entities (primarily commercial paper conduits) that purchase financial assets, primarily pools of receivables, from third-party customers. The assets purchased by these conduits are generally funded by issuing commercial paper to and/or by borrowings from us or third parties. While customers basically continue to provide servicing for the transferred trade receivables, we underwrite, distribute, make a market in commercial paper issued by the conduits, and also provide liquidity and credit support facilities to the entities.

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

Investment Funds

We hold investments and loans in various investment funds that collectively invest in equity and debt securities including listed Japanese securities and investment grade bonds and, to a limited extent, securities and other interests issued by companies, including those in a start-up or restructuring stage. Such investment funds are managed by investment advisory companies or fund management companies that make investment decisions and administer the funds.

We occasionally sell assets such as nonperforming loans to these funds, in particular the Corporate Recovery Fund, when we believe that such sale may improve our asset quality.

Corporate Recovery Fund.    We have non-controlling equity interests in corporate recovery funds whose principal business purpose is to generate profits by investing in companies in the process of restructuring and then, typically, to sell these investments after the companies complete their restructurings. Such funds purchase nonperforming loans from us or others and in some cases acquire majority ownership in the borrower companies by means of a debt-for-equity swap. Our non-voting interests in these funds amounted to ¥31.4 billion at March 31, 2006 and ¥20.3 billion at March 31, 2007, respectively. In addition, at March 31, 2007, we had commitments to make additional contributions of up to ¥11.8 billion to these funds.

We sold to corporate recovery funds nonperforming loans with an aggregate net book value of ¥4.1 billion for ¥1.3 billion during the fiscal year ended March 31, 2006 and an aggregate net book value of ¥1.7 billion for ¥0.3 billion during the fiscal year ended March 31, 2007. For a detailed discussion on additional provisions for credit losses associated with the sale of such loans, see “Item 5.B. Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

Venture Capital Fund.    We own non-controlling equity interests in investment funds managed by fund management companies who have discretionary investment powers. These funds seek to invest in start-up companies or companies that are rapidly developing. We made contributions to these funds amounting to ¥644.2 billion at March 31, 2007. At March 31, 2007, in accordance with the applicable limited partnership agreements, we had commitments to make additional contributions of up to ¥177.8 billion when required by the fund management companies.

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

Contractual Cash Obligations

In the normal course of our business, we enter into contractual agreements whereby we commit to future purchases of products or services from unaffiliated parties. The following table shows a summary of our contractual cash obligations at March 31, 2007:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	Over 5 years	Total
	(in billions)
Contractual cash obligations:
Time deposits	¥38,574	¥5,283	¥989	¥122	¥44,968
Long-term debt	1,765	2,942	2,691	4,695	12,093
Capital lease obligations	48	94	23	5	170
Operating leases	32	50	25	37	144
Purchase obligations	5	5	12	97	119

Total*	¥40,424	¥8,374	¥3,740	¥4,956	¥57,494

*	The total amount of expected future pension payments is not included in the above table or the total amount of commitments outstanding at March 31, 2007 as such amount is not currently determinable. We expect to contribute approximately ¥52.6 billion to the plan assets for the pension benefits and other benefits for our employees for the fiscal year ending March 31, 2008.

Purchase obligations include any legally binding contractual obligations that require us to spend more than ¥100 million annually under the contract. Purchase obligations in the table primarily include commitments to make investments into corporate recovery or private equity investment funds.

Non-exchange Traded Contracts Accounted for at Fair Value

The use of non-exchange traded or over-the-counter contracts provides us with the ability to adapt to the varied requirements of a wide customer base while mitigating market risks. Non-exchange traded contracts are accounted for at fair value, which is generally based on pricing models or quoted market prices for instruments with similar characteristics. Gains or losses on non-exchange traded contracts are included in “Trading account profits—net” in our consolidated statements of income. The following table summarizes the changes in fair value of non-exchange traded contracts for the fiscal years ended March 31, 2006 and 2007:

	Fiscal years ended March 31,
	2006	2007
	(in millions)
Net fair value of contracts outstanding at beginning of fiscal year	¥29,823	¥980
Changes attributable to contracts realized or otherwise settled during the fiscal year	(3,389)	2
Fair value of new contracts when entered into during the fiscal year	983	2,694
Deconsolidation of Mitsubishi Securities	(26,472)	—
Other changes in fair value, principally revaluation at end of fiscal year	35	(317)

Net fair value of contracts outstanding at end of fiscal year	¥980	¥3,359

During the fiscal year ended March 31, 2007, the fair value of non-exchange traded contracts increased primarily due to an increase in the fair value of new credit default swap contracts for the purpose of hedging our credit risks of the loan portfolio.

The following table summarizes the maturities of non-exchange traded contracts at March 31, 2007:

	Net fair value of contracts—unrealized gains
	Prices actively quoted	Prices based on models and other valuation methods
	(in millions)
Maturity less than 5 years	¥—	¥3,359

Total fair value	¥—	¥3,359

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

See the discussions under Items 5.A. and 5.B. of this Annual Report.

E.	Off-balance-sheet Arrangements

See the discussion under “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

F.	Tabular Disclosure of Contractual Obligations

See the discussion under “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

G.	Safe Harbor

See the discussion under “Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

A.    Directors and Senior Management

The following table sets forth the members of our board of directors as of July 31, 2007, together with their respective dates of birth and positions. The terms of office of all directors will expire at the close of the ordinary general meeting of shareholders to be held in 2008.

Name	Date of Birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ
Shigemitsu Miki	April 4, 1935	Mr. Miki has served as a Director and Chairman of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as Chairman of Bank of Tokyo-Mitsubishi from June 2004 to December 2005 and as President of Bank of Tokyo-Mitsubishi from June 2000 to June 2004. He served as a board member of Bank of Tokyo-Mitsubishi from April 1996 to December 2005. He has also served as a Director of UnionBanCal Corporation since October 2004, as a Corporate Auditor of Nippon Steel Corporation since June 2005, as a Corporate Auditor of Mitsubishi Motors Corporation and Mitsubishi Corporation since June 2004, and as a Corporate Auditor of Millea Holdings, Inc. since April 2002.

Ryosuke Tamakoshi	July 10, 1947	Mr. Tamakoshi has served as Deputy Chairman and a Director in charge of the Internal Audit & Credit Examination Division of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as Chairman of UFJ Bank from May 2004 to December 2005, as a Deputy President and Senior Executive Officer of UFJ Bank from May 2002 to May 2004 and as a Senior Executive Officer of UFJ Bank from January 2002 to June 2002. He served as a board member of UFJ Bank from June 2002 to December 2005. He has also served as a Director and Chairman of Mitsubishi UFJ Financial Group, Inc. since October 2005 and as a Director of The Kansai Electric Power Company, Incorporated since June 2006.

Nobuo Kuroyanagi	December 18, 1941	Mr. Kuroyanagi has served as a Director and President of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as President of Bank of Tokyo-Mitsubishi from June 2004 to December 2005, as a Deputy President of Bank of Tokyo-Mitsubishi from June 2002 to June 2004 and as a Managing Executive Officer of Bank of Tokyo-Mitsubishi from June 2001 to June 2002. He served as a board member of Bank of Tokyo-Mitsubishi from April 1996 to June 2001 and from June 2002 to December 2005. He has also served as a Director, President and Chief Executive Officer of Mitsubishi UFJ Financial Group, Inc. since October 2005.

Norimichi Kanari	December 4, 1946	Mr. Kanari has served as a Director, a Deputy President and Chief Executive of the Global Business Unit of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as a Deputy President of Bank of Tokyo-Mitsubishi May 2005 to December 2005, as a Senior Managing Director from January 2005 to May 2005 and as a Managing Director from June 2001 to December 2004. Mr. Kanari served as a board member of Bank of Tokyo-Mitsubishi from June 1997 to

Name	Date of Birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ

December 2005. He has also served as a Managing Officer and Deputy Group Head of the Integrated Corporate Banking

Business Group of Mitsubishi UFJ Financial Group, Inc. since October 2005, as a Director of UnionBanCal Corporation since July 2000 and as Chairman of UnionBanCal Corporation since February 2007.

Katsunori Nagayasu	April 6, 1947	Mr. Nagayasu has served as a Director and a Deputy President in charge of the Business & Systems Integration Division of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as a Deputy President of Bank of Tokyo-Mitsubishi from May 2005 to December 2005, as a Senior Managing Director from January 2005 to May 2005, as a Managing Director from June 2002 to December 2004, Managing Director of Mitsubishi Trust Bank from October 2001 to June 2002 and as a Managing Director of Nippon Trust Bank Limited from June 2000 to September 2001. He served as a board member of Bank of Tokyo-Mitsubishi from June 1997 to June 2000 and from June 2002 to December 2005. He has also served as a Director and Deputy President of Mitsubishi UFJ Financial Group, Inc. since June 2006 and as Chief Compliance Officer of Mitsubishi UFJ Financial Group, Inc. since April 2007 and as a Director of Acom Co., Ltd. since June 2006.

Takamune Okihara	July 11, 1951	Mr. Okihara has served as a Director, a Deputy President and Chief Executive of the Corporate Banking Business Unit of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as President and CEO of UFJ Bank from May 2004 to December 2005. He served as a Senior Executive Officer of UFJ Bank from May 2003 to May 2004 and as an Executive Officer of UFJ Bank from January 2002 to May 2003. He has also served as a Managing Officer and Group Head of the Integrated Corporate Banking Business Group of Mitsubishi UFJ Financial Group, Inc. since October 2005.

Ryuichi Murata	April 12, 1948	Mr. Murata has served as a Deputy President of Bank of Tokyo-Mitsubishi UFJ since May 2006, as a board member of Bank of Tokyo-Mitsubishi UFJ since January 2006 and has been in charge of Western Region of Japan since May 2007. He served as a Senior Managing Director of Bank of Tokyo-Mitsubishi UFJ from January 2006 to May 2006. He served as a Managing Director of Bank of Tokyo-Mitsubishi from June 2003 to December 2005, as a Managing Executive Officer of Bank of Tokyo-Mitsubishi from May 2002 to June 2003 and as an Executive Officer of Bank of Tokyo-Mitsubishi from June 2001 to May 2002. Mr. Murata served as a board member of Bank of Tokyo-Mitsubishi from June 1998 to June 2001 and from June 2003 to December 2005.

Kazuo Sassa	April 7, 1947	Mr. Sassa has served as a Deputy President of Bank of Tokyo-Mitsubishi UFJ since May 2007 and as a board member in charge of Central Region of Japan since January 2006. He served as a Senior Managing Director of Bank of Tokyo-

Name	Date of Birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ

Mitsubishi UFJ from 2006 to May 2007. He served as a Director and Senior Executive Officer of UFJ Bank from May

2004 to December 2005, as a Senior Executive Officer of UFJ Bank from January 2002 to May 2004 and as a Senior Executive Officer of UFJ Holdings, Limited from April 2001 to January 2002. He served as a board member of UFJ Bank from May 2004 to December 2005. He has also served as a Corporate Auditor of Central Finance Co., Ltd. since June 2004.

Takao Kawanishi	November 23, 1948	Mr. Kawanishi has served as a Managing Director of Bank of Tokyo-Mitsubishi UFJ since January 2006 and has been in charge of the Human Resources Division, the Corporate Risk Management Division, the Information Security Management Division and the Credit Policy & Planning Division since April 2007. He served as a Director and Senior Executive Officer of UFJ Bank and as a board member of UFJ Bank from May 2004 to December 2005, as a Senior Executive Officer of UFJ Bank from January 2002 to May 2004 and as an Executive Officer of UFJ Holdings from April 2001 to January 2002.

Sohei Sasaki	February 11, 1950	Mr. Sasaki has served as a Managing Director and Chief Executive of the Global Markets Unit of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as a Senior Executive Officer of UFJ Bank from May 2004 to December 2005 and as an Executive Officer of UFJ Bank from May 2003 to May 2004.

Ryusaburo Harasawa	January 30, 1951	Mr. Harasawa has served as a Managing Director and Chief Executive of the Operations and Systems Unit of Bank of Tokyo-Mitsubishi UFJ, and has been in charge of the eBusiness and IT Initiatives Division of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as a Managing Director of Bank of Tokyo-Mitsubishi from June 2005 to December 2005, as a Managing Executive Officer of Bank of Tokyo-Mitsubishi from May 2005 to June 2005 and as an Executive Officer of Bank of Tokyo-Mitsubishi from June 2001 to May 2005. He served as a board member of Bank of Tokyo-Mitsubishi from June 2005 to December 2005. He has also served as a Managing Officer in charge of the Operations & Systems Planning Division of Mitsubishi UFJ Financial Group, Inc. since April 2006.

Nobuyuki Hirano	October 23, 1951	Mr. Hirano has served as a Managing Director in charge of the Corporate Administration Division, the Corporate Planning Division, the Public Relations Division and the Customer Satisfaction Planning Division of Bank of Tokyo-Mitsubishi UFJ since April 2007. He served as a Managing Director of Bank of Tokyo-Mitsubishi from June 2005 to December 2005, as a Managing Executive Officer of Bank of Tokyo-Mitsubishi from May 2005 to June 2005 and as an Executive Officer of Bank of Tokyo-Mitsubishi from June 2001 to May 2005. He served as a board member of Bank of

Name	Date of Birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ
Tokyo-Mitsubishi from June 2005 to December 2005. He has also served as a Director of Mitsubishi UFJ Financial Group, Inc. since October 2005.

Junichi Itoh	November 26, 1950	Mr. Itoh has served as a Managing Director of Bank of Tokyo-Mitsubishi UFJ since January 2006 and has served as Chief Compliance Officer of Bank of Tokyo-Mitsubishi UFJ since April 2007. He served as a Managing Director of Bank of Tokyo-Mitsubishi from June 2005 to December 2005 and as a board member of Bank of Tokyo-Mitsubishi from June 2005 to December 2005. He served as a Managing Executive Officer from May 2005 to June 2005 and as an Executive Officer of Bank of Tokyo-Mitsubishi from June 2002 to May 2005. He has also served as a Managing Officer and a Deputy Chief Compliance Officer of Mitsubishi UFJ Financial Group, Inc. since May 2007.

Tetsuya Wada	March 1, 1954	Mr. Wada has served as a Managing Director of Bank of Tokyo-Mitsubishi UFJ since June 2006 and as Chief Executive of the Retail Banking Business Unit of Bank of Tokyo-Mitsubishi UFJ since May 2006. He served as a Managing Executive Officer of Bank of Tokyo-Mitsubishi UFJ from May 2006 to June 2006, as an Executive Officer of Bank of Tokyo-Mitsubishi UFJ from January 2006 to May 2006 and as an Executive Officer of Bank of Tokyo-Mitsubishi from June 2003 to December 2005. He has also served as a Managing Officer and Group Head of the Integrated Retail Banking Business Group of Mitsubishi UFJ Financial Group, Inc. since May 2006.

Hiroshi Saito	July 13, 1951	Mr. Saito has served as a Director of Bank of Tokyo-Mitsubishi UFJ since June 2007. He served as a Managing Director of Mitsubishi UFJ Trust and Banking from June 2006 to June 2007, as an Executive officer of Mitsubishi UFJ Trust and Banking from October 2005 to June 2006 and as an Executive officer of Mitsubishi Trust Bank from June 2002 to September 2005. He has also served as a Senior Managing Director and Chief Financial Officer of Mitsubishi UFJ Financial Group, Inc. since June 2007.

Kunio Ishihara	October 17, 1943	Mr. Ishihara has served as a Director of Bank of Tokyo-Mitsubishi UFJ since January 2006. He has also served as Chairman of the Board of Millea Holdings, Inc. since June 2007.

Teruo Ozaki	December 29, 1944	Mr. Ozaki has served as a Director of Bank of Tokyo-Mitsubishi UFJ since January 2006 and has practiced as a certified public accountant since November 1974. He served as a Director of UFJ Bank from October 2004 to December 2005, as a Deputy Managing Partner of Asahi & Co. from January 2002 to May 2003, as an Executive Partner of Asahi & Co. from July 1999 to December 2001. He has also served as a Director of Orix Corporation since June 2006, as a Director of Daikyo Incorporated since June 2005, as a

Name	Date of Birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ
Corporate Auditor of Kirin Holdings Company, Limited since March 2004 and as a Corporate Auditor of Tokai Rubber Industries, Ltd. since June 2004.

The following table sets forth our corporate auditors as of July 31, 2007, together with their respective dates of birth and positions.

Name	Date of Birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ
Tatsunori Imagawa	October 15, 1943	Mr. Imagawa has served as a full-time Corporate Auditor of Bank of Tokyo-Mitsubishi UFJ since June 2006. He served as Deputy President of Mitsubishi UFJ Financial Group, Inc. from October 2005 to June 2006, as Deputy President of Mitsubishi Tokyo Financial Group from April 2004 to September 2005, as a Senior Managing Director of Mitsubishi Tokyo Financial Group, Inc. from May 2003 to April 2004, as a Director of Mitsubishi Tokyo Financial Group, Inc. from April 2001 to May 2003, as a Senior Managing Director of Bank of Tokyo-Mitsubishi June 2002 to May 2003 and as a Managing Director of Bank of Tokyo-Mitsubishi from May 1997 to June 2002. He has also served as a Corporate Auditor of Mitsubishi UFJ Lease & Finance Company Limited since April 2007.

† Tadashi Yanagisawa	June 10, 1946	Mr. Yanagisawa has served as a full-time Corporate Auditor of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as a Managing Executive Officer of Bank of Tokyo-Mitsubishi from May 2003 to December 2005 and as an Executive Officer of Bank of Tokyo-Mitsubishi from June 2001 to May 2003.

† Kazuhiko Hasegawa	June 5, 1952	Mr. Hasegawa has served as a full-time Corporate Auditor of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as a full-time Corporate Auditor of Bank of Tokyo-Mitsubishi from June 2005 to December 2005 and as an Executive Officer of Bank of Tokyo-Mitsubishi from June 2002 to June 2005.

Akira Enomoto	June 1, 1953	Mr. Enomoto has served as a full-time Corporate Auditor of Bank of Tokyo-Mitsubishi UFJ since June 2006. He served as an Executive Officer of Bank of Tokyo-Mitsubishi UFJ from January 2006 to June 2006. He served as an Executive Officer of UFJ Bank from September 2004 to December 2005.

‡ Tsutomu Takasuka	February 11, 1942	Mr. Takasuka has served as a full-time Corporate Auditor of Bank of Tokyo-Mitsubishi UFJ since January 2006 and has practiced as a certified public accountant since April 1967. He served as a full-time Corporate Auditor of Bank of Tokyo-Mitsubishi from October 2004 to December 2005, as a partner at Tohmatsu & Co. from February 1990 to September 2002, and as a partner at Mita Audit Corporation from June 1985 to February 1990. He has also served as a Corporate Auditor of Mitsubishi UFJ Financial Group, Inc. since October 2005 and has been a professor at Bunkyo Gakuin University since April 2004.

Name	Date of Birth	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ
† Kotaro Muneoka	October 30, 1940	Mr. Muneoka has served as a Corporate Auditor of Bank of Tokyo-Mitsubishi UFJ since January 2006. He served as a board member of Hitachi, Ltd. from June 2003 to June 2006 and from June 1997 to June 2001, and as a Corporate Auditor of Hitachi, Ltd. from June 2001 to June 2003. He has also served as Chairman of Hitachi Software Engineering Co., Ltd. since June 2007, as a Director of Hitachi High-Technologies Corporation since June 2005 and as a Director of Hitachi Plant Technologies, Ltd. since April 2006.

† Yoshiharu Hayakawa	February 23, 1948	Mr. Hayakawa has served as a Corporate Auditor of Bank of Tokyo-Mitsubishi UFJ since January 2006 and has practiced as a certified public accountant since August 1973. He served as a Corporate Auditor of UFJ Bank from September 2005 to December 2005. He has also served as a Director of Mitsui Fudosan Co., Ltd. since June 2007, as a Director of Fancl Corporation since June 2004, as a Corporate Auditor of Komori Corporation since June 2004, as a Corporate Auditor of Pasona Inc. since August 2002, and as a Corporate Auditor of Key Coffee Inc. since June 2000.

‡ Tetsuya Nakagawa	September 24, 1951	Mr. Nakagawa has served as a Corporate Auditor of Bank of Tokyo-Mitsubishi UFJ since January 2006 and has practiced as an attorney-at-law since April 1977. He served as a Corporate Auditor of Bank of Tokyo-Mitsubishi from June 2004 to December 2005. He has also served as a Corporate Auditor of Moritex Corporation since June 1997 and as a Professor at the Law School of Kokugakuin University since April 2004.

‡	Term expires at the close of the ordinary general meeting of shareholders to be held in 2008.

†	Term expires at the close of the ordinary general meeting of shareholders to be held in 2009.

Term expires at the close of the ordinary general meeting of shareholders to be held in 2010.

The following table sets forth our managing executive officers as of July 31, 2007, together with their respective dates of birth and positions. The terms of office of all managing executive officers will expire at the close of the ordinary general meeting of shareholders to be held in 2008.

Name	Date of birth	Positions at Bank of Tokyo-Mitsubishi UFJ	Positions outside Bank of Tokyo-Mitsubishi UFJ
Kyota Omori	March 14, 1948	Managing Executive Officer, Chief Executive Officer for the Americas	Resident Managing Officer for the Americas of Mitsubishi UFJ Financial Group, Inc. Director of UnionBanCal Corporation.

Yoshiaki Kawamata	May 30, 1950	Managing Executive Officer, Deputy Chief Executive, Global Business Unit

Saburo Sano	May 24, 1949	Managing Executive Officer, Group Head, Nagoya Corporate Banking Group

Name	Date of birth	Positions at Bank of Tokyo-Mitsubishi UFJ	Positions outside Bank of Tokyo-Mitsubishi UFJ
Tatsuo Tanaka	September 19, 1949	Managing Executive Officer, Deputy Chief Executive, Global Business Unit Chief Executive Officer for Asia and Oceania Executive Officer for China	Director of Dah Sing Financial Holdings Ltd.

Toshiro Toyoizumi	October 26, 1949	Managing Executive Officer, Head, Corporate and Investment Banking Group Head, Corporate Banking Group No.1 Strategic Credit Portfolio Management	Managing Officer of Mitsubishi UFJ Financial Group, Inc. Deputy Group Head of Integrated Corporate Banking Business Group

Tamotsu Kokado	November 8, 1950	Managing Executive Officer, Corporate Banking, Central Region of Japan

Takashi Hara	August 24, 1951	Managing Executive Officer, Corporate Banking, Western Region of Japan

Nobushige Kamei	November 20, 1952	Managing Executive Officer, Group Head, Corporate Banking Group No.2

Takashi Morimura	June 5, 1952	Managing Executive Officer, Chief Executive Officer for Europe, Middle East & Africa

Tadashi Shiraishi	February 17, 1953	Managing Executive Officer, Corporate Banking Credit, International Credit, Investment Banking Credit

Takashi Nagaoka	March 3, 1954	Managing Executive Officer, Public & Institutional Business, Financial Institutions

Kiyoshi Sono	April 18, 1953	Managing Executive Officer, Group Head, Osaka Corporate Banking Group

Jun Sato	October 26, 1951	Managing Executive Officer, Deputy Chief Executive Officer for the Americas	Executive Officer of Mitsubishi UFJ Financial Group, Inc. General Manager of Corporate Governance Division for the United States

Akihiko Minato	October 16, 1953	Managing Executive Officer, Corporate Banking Credit, International Credit, Investment Banking Credit

Name	Date of birth	Positions at Bank of Tokyo-Mitsubishi UFJ	Positions outside Bank of Tokyo-Mitsubishi UFJ
Takashi Kimura	September 1, 1954	Managing Executive Officer, Corporate Banking, Eastern Region of Japan Head, Transaction Banking Corporate Banking Business Promotion, Small & Medium Enterprise Banking

Takeshi Ogasawara	August 1, 1953	Managing Executive Officer, Deputy Head, Corporate and Investment Banking Trust Business

Masaaki Tanaka	April 1, 1953	Managing Executive Officer	Director, President and Chief Executive Officer of UnionBanCal Corporation

Yoshitsugu Yokogoshi	November 16, 1953	Managing Executive Officer, Deputy Chief Executive, Retail Banking Business Unit

The following table sets forth our executive officers as of July 31, 2007, together with their respective dates of birth and positions. The terms of office of all executive officers will expire at the close of the ordinary general meeting of shareholders to be held in 2008.

Name	Date of birth	Positions at Bank of Tokyo-Mitsubishi UFJ	Positions outside Bank of Tokyo-Mitsubishi UFJ
Takehiko Nemoto	August 20, 1953	Executive Officer, General Manager of Systems Division	Executive Officer of Mitsubishi UFJ Financial Group, Inc. General Manager of Operations & Systems Planning Division

Toshiaki Arai	February 1, 1954	Executive Officer, General Manager of Nihonbashi Commercial Banking Office

Akira Kamiya	September 16, 1953	Executive Officer, General Manager of Global Planning Division	Executive Officer of Mitsubishi UFJ Financial Group, Inc. General Manager of Global Planning Division of Integrated Corporate Banking Business Group

Takeo Sato	February 26, 1954	Executive Officer, General Manager of Osaka Corporate Banking Division No.4

Minoru Shimada	February 22, 1955	Executive Officer, General Manager of New York Branch General Manager of Cayman Branch	President & Chief Executive Officer of Bank of Tokyo-Mitsubishi UFJ Trust Company

Name	Date of birth	Positions at Bank of Tokyo-Mitsubishi UFJ	Positions outside Bank of Tokyo-Mitsubishi UFJ
Hitoshi Suzuki	January 8, 1954	Executive Officer, General Manager of Strategic Credit Portfolio Management Division

Hidekazu Fukumoto	November 6, 1955	Executive Officer, General Manager of Corporate Business Planning Division	Executive Officer of Mitsubishi UFJ Financial Group, Inc. General Manager of Corporate Business Planning Division of Integrated Corporate Banking Business Group

Ichiro Hamakawa	February 6, 1956	Executive Officer, General Manager, Business & Systems Integration Division

Muneo Kurauchi	July 17, 1954	Executive Officer, General Manager of Internal Audit & Credit Examination Division

Yoshiaki Masuda	December 6, 1954	Executive Officer, Retail Banking, Central Region of Japan	Executive Officer of branches of Central Japan, Integrated Retail Banking Business Group of Mitsubishi UFJ Financial Group, Inc.

Takashi Morisaki	January 1, 1955	Executive Officer, General Manager of Corporate & Investment Banking Business Development Division	Executive Officer of Mitsubishi UFJ Financial Group, Inc. General Manager of Corporate & Investment Banking Planning Division of Integrated Corporate Banking Business Group

Takashi Muraoka	January 31, 1954	Executive Officer, General Manager of Jakarta Branch

Shigenobu Tokuoka	September 17, 1955	Executive Officer, Retail Banking, Western Region of Japan	Executive Officer of branches of Western Japan, Integrated Retail Banking Business Group of Mitsubishi UFJ Financial Group, Inc.

Hiroshi Akiyama	August 3, 1956	Executive Officer, General Manager of Corporate Banking Division No.2
Yoshihiro Hashimoto	December 19, 1956	Executive Officer, General Manager of Retail Branch Management Division	Executive Officer of Mitsubishi UFJ Financial Group, Inc. General Manager of Retail Branch Management Division of Integrated Retail Banking Business Group

Name	Date of birth	Positions at Bank of Tokyo-Mitsubishi UFJ	Positions outside Bank of Tokyo-Mitsubishi UFJ

Shigeyasu Kobayashid	August 16, 1954	Executive Officer, General Manager of International Treasury and Investment Division

Kanetsugu Mike	November 4, 1956	Executive Officer, General Manager of Business & Systems Integration Division

Masashi Oka	July 11, 1955	Executive Officer	Director and Vice Chairman of UnionBanCal Corporation

Takashi Oyamada	November 2, 1955	Executive Officer, General Manager of Corporate Planning Division	Executive Officer of Mitsubishi UFJ Financial Group, Inc. Co-General Manager of Corporate Planning Division

Hidenobu Fujii	November 29, 1955	Executive Officer, General Manager of Retail Operations Planning Division

Haruo Hayashi	April 17, 1956	Executive Officer, General Manager of Nihonbashi-Chuo Commercial Banking Office

Mikiyasu Hiroi	September 21, 1955	Executive Officer, Retail Banking, Eastern Region of Japan	Executive Officer of branches of Eastern Japan, Integrated Retail Banking Business Group of Mitsubishi UFJ Financial Group, Inc.

Yoshihiko Kasuya	October 16, 1955	Executive Officer, General Manager of Kyoto Commercial Banking Office

Makoto Motooka	April 19, 1956	Executive Officer	Deputy President of Bank of Tokyo-Mitsubishi UFJ (China), Ltd. General Manager of Shanghai Branch of Bank of Tokyo-Mitsubishi UFJ (China), Ltd.

Akihiko Sasaki	October 16, 1956	Executive Officer, General Manager of Shinjuku Corporate Banking Division
Akihiko Kagawa	October 6, 1955	Executive Officer, General Manager of Global Markets Sales & Trading Division

Yasuhiro Maeda	August 8, 1957	Executive Officer, General Manager of Corporate Banking Division No.6

Name	Date of birth	Positions at Bank of Tokyo-Mitsubishi UFJ	Positions outside Bank of Tokyo-Mitsubishi UFJ

Takami Onodera	April 4, 1957	Executive Officer, General Manager of Credit Policy & Planning Division	Executive Officer of Mitsubishi UFJ Financial Group, Inc. General Manager of Credit & Investment Management Division

Tadachiyo Osada	October 26, 1956	Executive Officer, General Manager of Retail Banking Planning Division	Executive Officer of Mitsubishi UFJ Financial Group, Inc. General Manager of Retail Business Planning Division of Integrated Retail Banking Business Group

Fumio Sato	November 22, 1953	Executive Officer, General Manager of Corporate Banking Business Promotion Division	Executive Officer of Mitsubishi UFJ Financial Group, Inc. General Manager of Corporate Business Development Division of Integrated Corporate Banking Business Group

Hirokazu Yanaoka	November 5, 1953	Executive Officer	President of Bank of Tokyo-Mitsubishi UFJ (China), Ltd.

Masaaki Yoshida	May 26, 1954	Executive Officer for Kyusyu	Executive Officer for Kyusyu of Mitsubishi UFJ Financial Group, Inc.

Takeshi Ashizaki	February 9, 1958	Executive Officer, General Manager of IT & Payment Solution Division

Hideaki Fujizuka	September 1, 1955	Executive Officer, General Manager of Corporate Administration Division

Hiroshi Iizumi	March 6, 1958	Executive Officer, General Manager of Market Business Development Division

Shoji Nakano	November 1, 1957	Executive Officer, General Manager of Corporate Banking Division No.5

Hiroshi Sato	January 2, 1958	Executive Officer, General Manager of Credit Division
Takehiko Yamana	January 26, 1956	Executive Officer, General Manager of Nagoya Corporate Banking Division No.2

Name	Date of birth	Positions at Bank of Tokyo-Mitsubishi UFJ	Positions outside Bank of Tokyo-Mitsubishi UFJ

Saburo Araki	August 6, 1957	Executive Officer, General Manager of Human Resources Division

Katsumi Hatao	September 12, 1957	Executive Officer, General Manager of Corporate Risk Management Division	Executive Officer of Mitsubishi UFJ Financial Group, Inc. General Manager of Corporate Risk Management Division

Satoshi Murabayashi	November 8, 1958	Executive Officer, General Manager, Systems Division	Executive Officer of Mitsubishi UFJ Financial Group, Inc. Co-General Manager of Operations & Systems Planning Division President of UFJ & Hitachi Systems Co., Ltd.

Eiichi Yoshikawa	July 14, 1956	Executive Officer, Regional Head for Hong Kong, General Manager of Hong Kong Branch

B.    Compensation

The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by BTMU and our subsidiaries during the fiscal year ended March 31, 2007 to our directors and corporate auditors was ¥576 million.

Prior to June 27, 2007, in accordance with customary Japanese practice, when a director or corporate auditor retired, a proposal to pay a retirement allowance was submitted at the general meeting of shareholders for approval. The retirement allowance consisted of a one-time payment of a portion of the allowance paid at the time of retirement and period in payments of the remaining amount for a prescribed number of years. After the shareholders’ approval was obtained, the retirement allowance for a director or corporate auditor was fixed by the board of directors or by consultation among the corporate auditors in accordance with our internal regulations and practice and generally reflected the position of the director or corporate auditor until the time of retirement, the length of his service as a director or corporate auditor and his contribution to our performance. We did not set aside reserves for any retirement payments for directors and corporate auditors. During the fiscal year ended March 31, 2007, we paid an aggregate of ¥542 million as a retirement allowance to our directors and corporate auditors who have retired from their respective positions held at BTMU, or, if such directors and corporate auditors concurrently held positions at BTMU’s subsidiaries, who have retired from such positions.

BTMU has elected to discontinue its practice of paying its directors and corporate auditors retirement allowances as of June 27, 2007. BTMU, however, obtained a one-time shareholders’ approval on June 27, 2007 for retirement allowances for the current directors and corporate auditors other than those elected at the most recent shareholders’ meeting. The current directors and corporate auditors other than those elected at the most recent shareholder meeting will be paid up to an aggregate amount of ¥2.5 billion in the future at the time of their retirement, of which we recognized ¥2.4 billion as an expense for the fiscal year ended March 31, 2007.

In collaboration with MUFG, BTMU has established a stock-based compensation plan under which its directors and corporate auditors will be offered stock options to acquire shares of MUFG common stock. The plan was approved by MUFG’s general meeting of shareholders’ held on June 28, 2007. The exercise price will be set at ¥1 per share. The options are expected to be sold at a price determined based on the fair value of the stock options to be offered. The purchase price of the stock option will be offset against the remuneration to be paid to the purchasing director and corporate auditor. The duly authorized officer of MUFG will determine the exercise period not exceeding 30 years from the date on which the stock option is issued as well as other terms of the stock options.

C.    Board Practices

Our Articles of Incorporation provide that the number of directors shall not exceed 20 and that the number of corporate auditors shall not exceed eight. Our shareholders elect directors usually at our ordinary general meeting of shareholders for one-year terms. Our shareholders also elect corporate auditors usually at our ordinary general meeting of shareholders for four-year terms.

We currently have 17 directors, including three outside directors. Our board of directors has ultimate responsibility for the administration of our affairs. Our board of directors is empowered to appoint by resolution representative directors from among the directors who may represent us severally. Our board of directors may also appoint from their members by resolution a chairman, a deputy chairman, a president, deputy presidents, senior managing directors and managing directors. Deputy presidents assist the president. Senior managing directors and the managing directors assist the president and deputy presidents, if any, in the management of our day-to-day business.

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

The Company Law requires a resolution of the board of directors for a company to determine the execution of important businesses, to acquire or dispose of material assets, to borrow substantial amounts of money, to employ or discharge executive officers and other important employees, to float bonds, to establish internal control systems and to establish, change or abolish material corporate organizations, such as a branch office.

Under the Company Law, the total amount of compensation, bonus, etc. for directors must be resolved at the shareholder’s meetings, though a director may vote on the actual amount of compensation for him or herself or for any other member of the board of directors.

We currently have eight corporate auditors, including four outside corporate auditors. Our corporate auditors, who are not required to be certified public accountants, have various statutory duties, including principally:

•	the examination of the financial statements, business reports, proposals and other documents which our board of directors prepares and submits to a general meeting of shareholders;

•	the examination of our directors’ administration of our affairs; and

•	the preparation and submission of a report on their examination to a general meeting of shareholders.

The Company Law permits two types of governance systems for large companies. The first system is for companies with audit, nomination and compensation committees and the other is for companies with corporate auditors. In accordance with the Company Law, we have elected to adopt a corporation governance system based on corporate auditors. If a company has corporate auditors, it is not obliged to have any audit, nomination and compensation committees. In addition, a foreign private issuer that has a board of auditors similar to our board of corporate auditors is not required to have an audit committee pursuant to Rule 10A-3 under the Exchange Act. In an effort to further enhance our corporate governance, however, we have voluntarily established our internal audit and compliance committee. Likewise, a company is not obliged to have any outside directors if it has corporate auditors. Although we have adopted a board of corporate auditors, we have three outside directors as a part of our efforts to further enhance our corporate governance.

Our corporate auditors are obliged to attend meetings of our board of directors, and to make statements at the meetings if they deem necessary, although they are not entitled to vote at the meetings. Our corporate auditors comprise the board of corporate auditors, which determines matters relating to the performance of audits. The Company Law provides that a company that has or is required to have a board of corporate auditors must have three or more corporate auditors, and at least half of the corporate auditors must be outside corporate auditors. An outside auditor is defined as a person who has not served as a director, account assistant, corporate executive officer (shikkoyakuin), manager or any other type of employee of the company or any of its subsidiaries prior to his or her appointment. In a company that has or is required to have a board of corporate auditors, one or more of the corporate auditors must be designated by the board of corporate auditors to serve on a full-time basis.

In order to encourage various “outsider’s viewpoints”, enhance corporate governance, and ensure sufficient independence of internal audit activities from our business operations, our Internal Audit and Compliance Committee deliberates important matters relating to internal audit and compliance, and reports its activities to the board of directors monthly. The committee is comprised mainly of outside directors and external specialists. The Internal Audit & Credit Examination Division is the secretariat for this committee.

For additional information on our board practices, see “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management.”

D.    Employees

As of March 31, 2007, we had approximately 60,100 employees, compared to approximately 60,400 as of March 31, 2006 and 36,500 as of March 31, 2005. In addition, as of March 31, 2007, we had approximately 36,100 part-time and temporary employees. The following tables show the percentages of our employees in our different business units and geographically, as of March 31, 2007. Most of our employees are members of our employee’s union, which negotiates on behalf of employees in relation to remuneration and working conditions.

Business unit
Retail Banking Business Unit	35%
Corporate Banking Business Unit	17
Global Business Unit	30
Global Markets Unit	1
Operations and Systems Unit	11
Corporate Center/Independent Divisions	6

100%

Location
Japan	68%
United States of America	21
Europe	2
Asia/Oceania excluding Japan	8
Other areas	1

100%

E.    Share Ownership

All of our outstanding shares of common stock and preferred stock are directly or indirectly owned by Mitsubishi UFJ Financial Group, Inc.

Item 7.	Major Shareholders and Related Party Transactions.

A.    Major Shareholders

Common Stock

All of our issued shares of common stock are directly or indirectly owned by Mitsubishi UFJ Financial Group, Inc. The holders of our common stock appearing on the register of shareholders as of March 31, 2007, and the number and the percentage of such shares held by them, were as follows:

Name	Number of shares held	Percentage of total shares in issue
Mitsubishi UFJ Financial Group, Inc.(1)	10,251,161,942	99.93%
Mitsubishi UFJ Trust and Banking(1)(2)	6,800,000	0.07

Total	10,257,961,942	100.00

Notes:

(1)	Japanese resident
(2)	A wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc.

Preferred Shares

All of our issued preferred shares have no voting rights except as otherwise provided by law or by other provisions of our Articles of Incorporation. The holders of our preferred shares appearing on the register of shareholders as of March 31, 2007, and the number and the percentage of such shares held by them, were as follows:

First series class 2 preferred shares

Name	Number of shares held	Percentage of total shares in issue
Mitsubishi UFJ Financial Group, Inc.	100,000,000	100.00%

Total	100,000,000	100.00

First series class 3 preferred shares

Name	Number of shares held	Percentage of total shares in issue
Mitsubishi UFJ Financial Group, Inc.	17,700,000	65.56%
Bank of Tokyo-Mitsubishi UFJ (treasury stocks)	9,300,000	34.44

Total	27,000,000	100.00

First series class 4 preferred shares

Name	Number of shares held	Percentage of total shares in issue
Bank of Tokyo-Mitsubishi UFJ (treasury stocks)	79,700,000	100.00%

Total	79,700,000	100.00

First series class 5 preferred shares

Name	Number of shares held	Percentage of total shares in issue
Bank of Tokyo-Mitsubishi UFJ (treasury stocks)	150,000,000	100.00%

Total	150,000,000	100.00

B.    Related Party Transactions

We had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2007, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial, and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features. In addition, we enter into various arrangements with Mitsubishi UFJ Trust and Banking, our affiliate, which, like us, is a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc.

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

We adopted a stock-based compensation plan for our directors, corporate auditors and executive officers pursuant to the approval of our shareholders effective as of June 27, 2007. We have also elected to discontinue the practice of paying our directors, corporate auditors and executive officers retirement allowances as of June 27, 2007. See “Item 6.B. Compensation” for additional information on the stock-based compensation plan and retirement allowances for directors and corporate auditors.

Under the stock-based compensation plan, our directors, corporate auditors and executive officers will be offered stock options to acquire shares of MUFG common stock. We will purchase the stock options from MUFG at the fair value of the stock options up to an amount to be determined by our board of directors in the future. As a result of the 1,000-to-one stock split of MUFG common stock to take effect on September 30, 2007, the number of shares to be acquired upon the exercise of a stock option will be adjusted. The options are expected to be sold at a price determined based on the fair value of the stock options to be offered. The purchase price of the option will be offset against the remuneration to be paid to the purchasing director, corporate auditor or executive officer. The exercise price is expected to be set at ¥1 per share. The duly authorized officer of MUFG will determine the exercise period not exceeding 30 years from the date on which the stock option is issued as well as other terms of the stock options.

C.    Interests of Experts and Counsel

Not applicable

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

Distributions

Our board of directors submits a recommendation for an annual dividend for our shareholders’ approval at the ordinary general meeting of shareholders customarily held in June of each year. The annual dividend is usually distributed immediately following shareholders’ approval to holders of record at the end of the preceding fiscal year. In addition to annual dividends, we may make cash distributions by way of interim dividends to shareholders of record as of September 30 of each year from our retained earnings as of the end of the preceding fiscal year by resolution of our board of directors. For the fiscal year ended March 31, 2007, we declared an annual dividend of ¥46.32 per share of common stock, composed of a year-end dividend of ¥15.36 per share and an interim dividend of ¥30.96 per share. We also declared an annual dividend of ¥75.90 per share of preferred stock for the fiscal year ended March 31, 2007, composed of a year-end dividend of ¥37.95 per share and an interim dividend of ¥37.95 per share.

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

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

Our Corporate Purpose

Article 2 of our Articles of Incorporation provides that our corporate purpose is to carry on the following businesses:

(1)	To accept deposits and installment savings, to extend loans, to discount bills and notes and to engage in exchange transactions;

(2)	To guarantee obligations of others, to accept bills and notes and to engage in any other business incidental to the banking purposes listed in the preceding clause (1);

(3)	To underwrite, to conduct offerings for the subscription and sale of, to buy and sell, and to engage in any other business with respect to, government bonds, municipal bonds, government-guaranteed bonds and any other securities;

(4)	To engage in, in addition to the business enumerated in any of the preceding clauses, all business that a bank is permitted to engage in under the Banking Law, the Secured Bonds Trust Law, the Law on Recording of Bonds or any other applicable law; and

(5)	To engage in any other matters incidental to, or in connection with the businesses mentioned in any of the preceding clauses.

Board of Directors

For discussion of the provisions of our Articles of Incorporation as they apply to our directors, see “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

Common Stock

We summarize below the material provisions of our Articles of Incorporation, our share handling regulations and the Company Law as they relate to a type of joint stock companies, within which we fall. Because it is a summary, this discussion should be read together with our Articles of Incorporation and share handling regulations, which have been filed as exhibits to this Annual Report.

General

A joint stock company is a legal entity incorporated under the Company Law. The investment and rights of the shareholders of a joint stock company are represented by shares of stock in the company and shareholders’ liability is limited to the amount of the subscription for the shares.

As of July 31, 2007, our authorized common share capital was 15,000,000,000 shares of common stock with no par value, and a total of 10,257,961,942 shares of common stock were issued. Each of the shares issued and outstanding is fully paid and non-assessable.

We may issue shares from our authorized but unissued share capital following a resolution to that effect by our board of directors. An increase in our authorized share capital is only possible by amending of our Articles of Incorporation, which generally requires shareholders’ special approval.

In order to assert shareholders’ rights against us or to transfer our shares, a shareholder must have its name and address registered on our register of shareholders, in accordance with the Company Law and our share handling regulations.

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

Under the Banking Law and our Articles of Incorporation, our financial accounts are closed on March 31 of each year, and dividends, if any, are paid to shareholders of record as of March 31 following shareholders’ approval at a general meeting of shareholders. In addition to year-end dividends, our board of directors may by resolution declare an interim cash dividend to shareholders of record as of September 30 of each year. Under the Company Law, distribution of dividends will take the form of distribution of surplus (as defined below). We will be permitted to make distributions of surplus to our shareholders any number of times per fiscal year pursuant to resolutions of our general meetings of shareholders, subject to certain limitations described below. Distributions of surplus are in principle required to be authorized by a resolution of a general meeting of shareholders. We would, however, be permitted to make distributions of surplus in cash to our shareholders by resolutions of the board of directors once per fiscal year as mentioned above concerning interim cash dividend.

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

(3)	the losses recorded for the period after the end of our last fiscal year until the date of an extraordinary settlement of account (if any) as set out in an ordinance of the Ministry of Justice; and

(4)	other amounts as set out in an ordinance of the Ministry of Justice.

In Japan, the “ex-dividend” date and the record date for any dividends precede the date of determination of the amount of the dividend to be paid.

Under our Articles of Incorporation, we are not obliged to pay any dividends or interim dividends that are left unclaimed for a period of five years after the date on which they first became payable.

Capital and Reserves

Under the Company Law, we may reduce our additional paid-in capital or legal reserve (without limitation as to the amount of such reduction) as mentioned previously, generally by resolution of a general meeting of shareholders and, if so resolved in the same resolution, may account for the whole or any part of the amount of such reduction as stated capital. We may also reduce our stated capital generally by special resolution of a general meeting of shareholders and, if so resolved in the same resolution, such reduction may account for the whole or any part of the amount of such reduction as additional paid-in capital or legal reserve. In addition, we may reduce our surplus and increase either (i) stated capital or (ii) additional paid-in capital and/or legal reserve by the same amount, in either case by resolution of a general meeting of shareholders.

Stock Splits

Stock splits of our outstanding stock may be effected at any time by resolution of the board of directors. When a stock split is to be effected, we may increase the authorized share capital to cover the number of shares to be increased by the stock split by amending our Articles of Incorporation by resolution of the board of directors without approval by special resolution of the general meeting of shareholders, unless more than one class of stock is issued and outstanding. We must give public notice of the stock split, specifying a record date at least two weeks prior to the record date.

Share Unit (tan-gen kabu) System

Our Articles of Incorporation provide that 1,000 shares constitute one unit of shares regardless of whether the shares are shares of common stock or shares of preferred stock. Our board of directors is permitted to reduce the number of shares constituting a unit or to abolish the share unit system with respect to the shares in its entirety by amending our Articles of Incorporation without approval by shareholders. The number of shares constituting a unit is not permitted to exceed 1,000 shares. A holder of shares constituting less than one unit may require us to purchase such shares at a price mutually agreed upon. Under this system, a shareholder will have one vote for each unit of shares held by it (holders of preferred shares are entitled to voting rights under certain limited circumstances, as described below). Shares not constituting a full unit will carry no voting rights. For calculation of the quorum for various voting purposes, we will exclude the aggregate number of shares representing less than one unit from the number of voting rights. A holder of shares representing one or more whole units will have one vote for each one unit of shares, except as stated in “—Voting Rights.” Except as otherwise described above and so far as there are no restrictions stated in the issuing company’s articles of incorporation, holders of shares constituting less than one unit will have all the rights granted to shareholders under the Company Law.

General Meeting of Shareholders

The ordinary general meeting of our shareholders is usually held in June of each year in Tokyo. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice to shareholders who are entitled to vote at the relevant general meeting of shareholders.

Voting Rights

A holder of shares of common stock is generally entitled to one voting right for each unit of common shares held. The common shares identified below are not entitled to voting rights even when such shares constitute a whole unit, and such common shares are not considered when determining whether a quorum exists for a shareholders’ meeting:

•	treasury shares;

•	shares held by a company in which we, we and our subsidiaries or our subsidiaries own 25% or more of the total voting rights; and

•

shares issued after the record date as a result of exercise of stock acquisition rights, fractional shareholders becoming a shareholder of a whole unit share, and in exchange for acquisition of our preferred shares.

On the other hand, holders of certain class of preferred shares (under certain circumstances as described below) shall be entitled to a voting right for each unit of preferred shares held; for example, when a proposal to pay the full amount of preferential dividends on any class of preferred shares in compliance with the terms of such preferred shares is not included in the agenda of the ordinary general meeting of shareholders. See “—Preferred Stock.”

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

The Company Law and our Articles of Incorporation provide that a quorum of not less than one third of outstanding voting rights must be present at a shareholders’ meeting to approve specified corporate actions, such as:

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

•	the removal of a director who was elected by cumulative voting or a corporate auditor;

•	the exemption from liability of a director or corporate auditor, with certain exceptions;

•	a reduction in stated capital with certain exceptions in which a shareholders’ resolution is not required;

•	a distribution of in-kind dividends which meets certain requirements, except in some limited circumstances;

•	the transfer of the whole or an important part of our business;

•	the acquisition of the whole business of another company, except in some limited circumstances;

•	a dissolution;

•	merger or consolidation, except in some limited circumstances;

•	a stock-for-stock exchange (kabushiki kokan) or stock-for-stock transfer (kabushiki iten), except in some limited circumstances; and

•	a corporate split, except in some limited circumstances.

A special resolution representing at least two-thirds of the voting rights represented at the meeting is required to approve these actions.

Our Articles of Incorporation do not include any provision that grant shareholders cumulative voting rights at elections of directors or corporate auditors. For a discussion of voting rights with respect to our directors, see “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

Subscription Rights

Holders of shares have no preemptive rights under our Articles of Incorporation. Under the Company Law, however, our board of directors may determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, these subscription rights must be given on uniform terms to all shareholders, and if a specified record date is set, it must be announced in a public notice at least two weeks prior to the record date. A notification to each individual shareholder must also be given at least two weeks prior to the date of expiration of the subscription rights.

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

Repurchase of Our Shares of Common Stock

We may repurchase our own shares:

•	from a specific party, if authorized by a special resolution of general meeting of shareholders and we give notice thereof to shareholders prior to such general meeting, in general;

•

from a specific party, if authorized by our board of directors and we give a public notice or notice thereof to all of the shareholders (if we repurchase any class of the preferred shares, a notice thereof to all of the shareholders of the class of the preferred shares); or

•	from our subsidiaries, if authorized by a resolution of the board of directors.

When the repurchase is made by us from a specific party, as authorized by a special resolution of a general meeting of shareholders, any shareholder may make a demand to a director, five days or more prior to the relevant shareholders’ meeting, that we also repurchase the shares held by that shareholder.

Repurchase of our own shares described above must satisfy various specified requirements. In general, the same restrictions on the distributable amount as described in the sixth paragraph under “—Common Stock—Dividends.” are applicable to the repurchase of our own shares, so the total amount of the repurchase price may not exceed the distributable amount.

We may hold our own shares so repurchased without restrictions. In addition, we may cancel or dispose of our own shares that we hold by a resolution of our board of directors.

For additional information on our treasury stocks as of March 31, 2007, see “Item 7. Major Shareholders and Related Party Transactions”

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

General

Under our Articles of Incorporation, we are authorized to issue four classes of preferred stock totaling 356,700,000 shares of preferred stock, including 100,000,000 class 2 preferred shares, 27,000,000 class 3 preferred shares, 79,700,000 class 4 preferred shares and 150,000,000 class 5 preferred shares. Our preferred shares have equal preference over shares of our common stock in respect of dividend entitlements and distribution upon our liquidation, but holders of our preferred shares are not entitled to vote at general meetings of shareholders, subject to the exceptions provided under our Articles of Incorporation. As of July 31, 2007, 100,000,000 shares of class 2 preferred shares, 27,000,000 shares of class 3 preferred shares, 79,700,000 shares of class 4 preferred shares and 150,000,000 shares of class 5 preferred shares were outstanding.

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

In the event that our board of directors decides to pay an interim dividend to holders of record of our common stock as of September 30 of any year, we will, in priority to the payment of that interim dividend, pay a preferred interim dividend in the amount specified in our Articles of Incorporation to holders of record of our preferred shares as of September 30 of any year of the same time. The amount of any preferred interim dividend will be deducted from the preferred dividend payable on preferred shares in respect of the same fiscal year.

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

Liquidation Rights

In the event of our voluntary or involuntary liquidation, record holders of our preferred shares will be entitled to receive out of our residual assets upon liquidation a distribution as set forth below.

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

Payment of interest on our debt securities issued from April 1, 1998 to March 31, 2008 outside Japan by us or our paying agents to non-resident holders of debt securities will be exempt from Japanese withholding tax. In order to be exempt from Japanese withholding tax, each non-resident holder must comply with the procedures for establishing its status in accordance with the requirements of Japanese law. If the exemption is not extended by future legislation, or if similar exemption is not available after March 31, 2008, interest on our debt securities issued after that date would be subject to Japanese withholding tax.

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

Sales or other dispositions.    A U.S. holder will generally recognize gain or loss on the sale, retirement or other taxable disposition of our debt securities in an amount equal to the difference between the amount realized from such sale, retirement or other taxable disposition, other than amounts attributable to accrued but unpaid interest, which will be taxed as interest, and the U.S. holder’s adjusted tax basis in our debt securities. Subject to the rules governing the treatment of market discount, such gain or loss will be long term capital gain or loss if the holding period for our debt securities exceeds one year at the time of disposition. The ability to deduct capital losses may be limited. For purposes of determining a U.S. holder’s allowable foreign tax credit, gain realized by a U.S. holder that is a U.S. resident, as defined in Section 865 of the Code, will generally be U.S. source income. However, disposition losses attributable to a foreign office or recognized by a U.S. citizen or resident alien with a foreign tax home will generally be treated as foreign source if the highest marginal rate in such foreign country is at least 10%. Special rules apply in determining the source of other types of loss such as loss attributable to accrued but unpaid interest, and U.S. holders should consult their tax advisors regarding the treatment of such items in their particular situations.

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

The Corporate Risk Management Division has overall responsibility for managing and controlling all the risks on a firm-wide basis. Specific supervisory divisions are responsible for each type of risk. Specifically, the Credit Policy & Planning Division is responsible for credit risk. The Corporate Risk Management Division is responsible for market risk and funding liquidity risk. The Operations Services Planning Division is responsible for operations risk. The Information Security Management Division is responsible for information asset risk and the Public Relations Division is responsible for reputational risk. These divisions all work together to provide overall control and management of all of our risks on a firm-wide basis.

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

Capital Allocation System

MUFG has introduced a system to monitor and allocate capital across subsidiary banks, divisions and segments, and between different categories of risk. Based on quantitative measurement of the various risks faced by MUFG using internal risk management methods, the system guides the risk-weighted allocation of capital (economic capital) with the aim of improving the overall risk-return profile for MUFG and ensuring that the proper allocation of economic resources delivers returns that are commensurate with risk. Under this system, our holding company formulates a capital allocation plan for each six-month period based on discussions with subsidiary banks. In addition, MUFG has introduced two internal performance indicators (cost of capital-adjusted return and consolidated operating ROE) to help assess and manage risk-weighted profitability and capital productivity.

Overview of Internal Capital Adequacy Assessment Process

The holding company assesses its internal capital adequacy from two perspectives, namely regulatory capital based on capital adequacy regulations, and its own economic capital based on internal risk assessment.

Internal capital adequacy assessment based on regulatory capital is carried out by using capital adequacy ratio and Tier 1 ratio calculated from risk-weighted assets and capital which are stipulated in the capital adequacy requirements. The holding company compares these figures with its target figures—a capital ratio of 12% and Tier 1 ratio of 8%—when formulating its internal risk-weighted assets plan and capital plan. In addition, capital adequacy and Tier 1 ratios are regularly calculated and reported to management during the fiscal year in order to monitor internal capital adequacy.

Internal capital adequacy assessment based on economic capital is carried out within the framework of the capital allocation system, which allocates capital in accordance with credit risk, strategic equity portfolio risk, market risk, and operational risk. Included within these risks are credit concentration risk and interest rate risk in the banking book as stipulated by the Second Pillar of Basel II. Each risk is calculated using the basic assumptions of a confidence interval of 99% and a holding period of one year. The total risk amount, taking into account the effect of diversification and net unrealized gains on other marketable securities, is compared with Tier 1 capital to assess internal capital adequacy, and the capital allocation plan is then formulated. Thereafter, the use of allocated capital is regularly checked against the plan during the fiscal year, including risk assessment with a 99.9% confidence interval, and compared with Tier 1 capital to provide ongoing monitoring of internal capital adequacy.

When drawing up the regulatory capital plan and the economic capital plan, both methods undergo stress testing. The plans for regulatory and economic capital are formulated following a detailed analysis of the impact of the stress testing on capital and risk, and an assessment of internal capital adequacy.

We utilize a similar framework to assess our internal capital adequacy.

Implementation of Basel II

The Basel Committee on Banking Supervision of the Bank for International Settlements, or BIS, sets capital adequacy standards for all internationally active banks to ensure minimum level of capital.

The Basel Committee worked over recent years to revise the 1988 Accord and, in June 2004, the Committee related “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”. This new framework, called Basel II, has been applied to Japanese banks since March 31, 2007.

Basel II is based on “three pillars”: (1) minimum capital requirements, (2) the self-regulation of financial institutions based on supervisory review process, and (3) market discipline through the disclosure of information. The goal of Basel II is to have these three pillars mutually reinforce each other to ensure the effectiveness of regulations. Basel II is thus a more comprehensive regulatory framework for ensuring the soundness and stability of the international banking system. In addition, with respect to credit risk and operational risk, Basel II provides more risk-sensitive approaches and a range of options for measuring risks and determining the capital requirements. As a result, Basel II also reflects the nature of risks at each bank more closely.

Based on the principle of Basel II, MUFG adopted the Foundation Internal Ratings-Based Approach to calculate its capital requirements for credit risk. The Standardised Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements and a few subsidiaries have adopted a phased rollout of the IRB approach.

MUFG adopted the Standardised Approach to calculate its capital requirements for operational risk. As for market risk, MUFG adopted the Internal Models Approach mainly to calculate general market risk and adopted the Standardised Methodology to calculate specific risk.

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

We perform a detailed review of all borrowers’ creditworthiness on a daily basis timely after a borrower’s annual or semi-annual financial statements first become available. In addition, as part of an ongoing credit review process, our credit officers monitor changes in all customers’ creditworthiness including bankruptcy, past due principal or interest, downgrading of external credit rating, declining stock price, business restructuring and other events and reassess borrowers’ ratings in response to such events. Our credit officers are also required to regularly report changes in the value of collateral or guarantees of all borrowers.

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

Credit Rating System

We use a credit rating system with a scale of 1 to 10 to evaluate credit risk, as set out in the table below. Based on this system, we conduct a self-assessment of our assets and a quantitative risk measurement of credit risk, manage our loan portfolio and determine our pricing strategy. The credit rating system, which is based on the concept of probabilities of default, is consistent with both the method of evaluating credit risk under the new Basel Capital Accord and those of third-party credit rating agencies. Our credit rating system is also designed to conform to the regulatory authorities’ risk grading standards for classified loans. We constantly monitor changes in all of our customers’ creditworthiness and change ratings if necessary, so that we perform accurate assessment of our own assets. With respect to country risk, we assess each country using ten alphanumeric grades and determine the risk rating for each country.

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

Due to some limitations inherent in the use of the historical simulation approach, including the possibility that the market may move more intensively than during the past 701 days, we recognize the importance of appropriate stress tests and profit/loss simulations. Our Market Risk Information System also supplements our VaR based risk measurements by allowing us to analyze our market risk profile using backtesting, stress tests and profit/loss simulations based on hypothetical portfolios. These additional tests and simulations allow us to address some of the limitations of our VaR calculation methodologies.

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

Illustrations of Market Risks for the Fiscal Year Ended March 31, 2007

Trading activities.    For the fiscal year ended March 31, 2007, the average daily VaR (holding period: ten days; confidence level: 99%) for our trading activities on a consolidated basis was ¥2.71 billion. It was mainly comprised of an interest rate risk of ¥1.80 billion followed by a foreign exchange rate risk of ¥1.57 billion. A simple summation of VaR by risk factor does not equate with the overall VaR, due to the diversification effect within the portfolio.

The VaR at the end of the fiscal year ended March 31, 2007 was ¥7.34 billion which represents a ¥6.46 billion increase from the previous fiscal year ended VaR of ¥0.88 billion mainly because of the increase of foreign exchange rate risk. During the fiscal year ended March 31,2007, the maximum VaR was ¥7.34 billion and the minimum was ¥1.58 billion. Average daily VaI (holding period: ten days, confidence level: 99%) on a consolidated basis was ¥0.17 billion with a maximum of ¥0.48 billion and minimum of ¥0.04 billion.

VaR for Trading Activities (10 day—99%)

(April 2006—Mar 2007)

Risk category	Daily average	High	Low	March 31, 2007
	(in billions yen)
Interest rate	¥1.80	¥3.93	¥0.88	¥2.14
Japanese yen	1.25	2.49	0.62	1.48
US dollars	0.81	2.91	0.22	0.65
Foreign exchange rate	1.57	6.50	0.53	6.50
Equity	—	—	—	—
Commodity	—	—	—	—
Less Diversification effect	(0.66)	—	—	(1.30)

Overall Portfolio	¥2.71	¥7.34	¥1.58	¥7.34

Note: The high and low figure for each risk category occurred on different days.

The daily average VaR by quarter in the fiscal year ended March 31, 2007 was as follows:

Quarter	Daily average VaR
April—June 2006	¥2.44 billion
July—September 2006	¥2.35 billion
October—December 2006	¥2.60 billion
January—March 2007	¥3.44 billion

Non-trading activities.    For the fiscal year ended March 31, 2007, the average daily VaR (holding period: ten days; confidence level: 99%) for our non-trading activities, excluding market risks related to strategic equity investments, measured using the same standard used for our trading activities, was ¥169.1 billion. It was mainly comprised of an interest rate risk of ¥152.5 billion followed by an equity risk of ¥61.7 billion. A simple summation of VaR by risk factor does not equate with the overall VaR, due to the diversification effect within the portfolio.

The VaR at the end of the fiscal year ended March 31, 2007, was ¥169.8 billion, and approximately 72% of total VaR for Non-Trading Activities (without diversification effect) consists of interest rate change. The maximum VaR was ¥186.5 billion and the minimum VaR was ¥145.1 billion. Average daily VaI (holding period: ten days; confidence level: 99%) on a consolidated basis was ¥18.4 billion with a maximum of ¥27.8 billion and a minimum of ¥9.0 billion.

VaR for Non-Trading Activities (10 day—99%)

(April 2006—Mar 2007)

Risk category	Daily average	High	Low	March 31, 2007
	(in billions yen)
Interest rate	¥152.5	¥168.9	¥123.9	¥150.4
Japanese yen	87.9	103.3	59.7	87.8
US dollars	93.2	104.5	76.6	85.9
Euro	15.5	19.1	12.0	14.1
Equity	61.7	73.5	44.6	58.7

Overall Portfolio	¥169.1	¥186.5	¥145.1	¥169.8

Note: The high and low figure for each risk category occurred on different days.

For our non-trading activities, most of the market risk stems from interest rate risk. (We do not include our strategic investments in equity in our non-trading activities. Risks related to these strategic investments are discussed below.) Interest rate average daily VaR by quarter in the fiscal year ended March 31, 2007 was as follows:

Quarter	Daily average VaR
April—June 2006	¥163.0 billion
July—September 2006	¥164.0 billion
October—December 2006	¥174.6 billion
January—March 2007	¥174.7 billion

Backtesting.    We conduct backtesting to verify the reasonableness of VaR calculated through our internal models, comparing daily reported VaR with actual daily gains or losses (realized gains/losses plus increase/decrease in unrealized gains).

In the fiscal year ended March 31, 2007, actual gains/losses did not exceed VaR on any trading day. This means that our VaR model provided reasonably accurate measurements during the fiscal year ended March 31, 2007.

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

Our simulations indicated that each one point change in the TOPIX would have had an impact on the value of our equity portfolio of approximately ¥3.4 billion as of March 31, 2007 and approximately ¥3.2 billion as of March 31, 2006. These simulations analyze data for our entire equity portfolio. Therefore, it is important to note that the actual results may differ from our expectations because of the price fluctuations of individual holdings.

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

Operations Risk Management

Operations risk is defined as the risk of incurring losses that might be caused by negligence of proper operational processing, or by incidents or misconduct by either officers or staffs. Operations Services Planning Division manages operations risk by having any operational incidents reported, analyzing causes, formulating and implementing proper preventive measures. We also maintain an operational incidents database which enables us to better evaluate and control operations risk through statistical analysis. Furthermore, we secure the accuracy of our operations by strengthening operations procedures, reducing manual operations by introducing straight-through processing and enhancing the skills and expertise of our staffs through continuous in-house training.

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

In February 1998, we established a compliance system to ensure that the importance given to compliance issues by our management is thoroughly propagated. Important compliance issues are discussed by the Compliance Committee, which undertakes hearings and deliberations once every two months concerning various issues, including those relating to our compliance system and its status worldwide. In the event of a significant violation of law, the Compliance Committee takes steps to rectify the matter and issues recommendations.

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

Compliance Systems at Divisions, Offices and Branches

We have appointed compliance officers/liaison officers to enhance compliance in every division, office and branch in and outside of Japan. These officers hold training sessions in their own branches, implement quarterly checks on compliance using compliance checklists, and submit their reports to the Head Office compliance offices, including the Compliance & Legal Division. Implementation is ensured by later assessments conducted by the Internal Audit & Credit Examination Division. Each officer also draws up a practical compliance program to investigate compliance requirements, assess compliance risk and oversee compliance performance. The compliance program is also submitted to the Head Office compliance offices, including the Compliance & Legal Division for monitoring. The compliance officers are also in charge of reporting individual compliance issues to and seeking advice from the Head Office compliance offices, including the Compliance & Legal Division.

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

All of our affiliates within Japan have their own compliance systems designed for their particular lines of business. For our overseas affiliates, except for those with the UnionBanCal Corporation, compliance is managed within our own compliance system.

Anti-Money Laundering and Terrorist Financing

We recognize that one of our important missions is to prevent the use of our operations for criminal purposes, including money laundering or terrorist financing in violation of relevant sanctions. To prevent these and other illegal activities, we have implemented written policies and procedures containing internal controls and an operational process for identifying customers, preparing suspicious activity reports, and related employee training. These policies and procedures are implemented by an internal control system based upon our compliance system.

Internal Audit

The Internal Audit & Credit Examination Division engages in internal audits that contribute to maintaining the soundness of our business operations. It provides advice and recommendations on issues by independently examining and evaluating the appropriateness and effectiveness of our organization’s internal control systems, as well as our operational policies and procedures. Internal audits are performed in all business units, head offices and subsidiaries. The Internal Audit & Credit Examination Division is an independent group, and no limitation is placed upon it by other divisions or units.

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

An evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, of the effectiveness of our disclosure controls and procedures, as defined in Rule 15d-15(e) under the U.S. Securities Exchange Act of 1934, as of the end of the period covered by this Annual Report.

Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2007.

For the fiscal year ended March 31, 2006, our management recognized that there were material weaknesses in our internal control over financial reporting, as defined in Rule 15d-15(f), with respect to the processes of the conversion from Japanese GAAP to US GAAP. During the fiscal year ended March 31, 2007, we adopted and implemented significant remedial measures designed to strengthen our internal control over financial reporting by allocating additional resources to, conducting further risk assessments for and increasing the level of review and oversight over, our US GAAP financial reporting. As a result of these measures the material weaknesses described above were remediated as of March 31, 2007.

During the period covered by this Annual Report, the above mentioned changes were the changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Since our merger with UFJ Bank, we have been integrating some of our operations with UFJ Bank’s operations and set the objective of commencing the transfer to our new IT system from the first half of 2008.

Item 16A.	Audit Committee Financial Expert.

Our board of corporate auditors has determined that Mr. Tatsunori Imagawa, Mr. Tsutomu Takasuka and Mr. Yoshiharu Hayakawa are “audit committee financial experts” as defined in Item 16A of Form 20-F. See “Item 6. C. Directors, Senior Management and Employees—Board Practices” for a discussion of our board of corporate auditors.

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

Mr. Takasuka and Mr. Hayakawa are each an “outside corporate auditor” under Japanese law, while Mr. Imagawa is not.

Item 16B.	Code of Ethics.

The guiding principles for our basic corporate and ethical values are established by the Ethical Framework and Code of Conduct of our holding company, Mitsubishi UFJ Financial Group, Inc. In addition, we have adopted compliance rules, a compliance manual and employee work rules. The Ethical Framework and Code of Conduct, as well as our compliance rules, compliance manual and employee work rules, applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions.

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

A copy of the sections of the Ethical Framework and Code of Conduct, our compliance rules, our compliance manual and our employee work rules relating to the “code of ethics” (as defined in paragraph (b) of Item 16B. of Form 20-F) is attached as Exhibit 11 to this Annual Report. No amendments to those sections of the Ethical Framework and Code of Conduct, our compliance rules and our compliance manual have been made, and no waivers of the code of ethics, compliance rules and compliance manual have been granted to our principal executive officer, principal financial officer, principal accounting officer, directors and corporate auditors, during the fiscal year ended March 31, 2007.

Item 16C.	Principal Accountant Fees and Services.

Fees and Services of Deloitte Touche Tohmatsu

The aggregate fees billed by Deloitte Touche Tohmatsu, our independent auditor, for the fiscal years ended March 31, 2006 and 2007 are presented in the following table:

	2006	2007
	(in millions)
Audit fees	¥2,461	¥3,488
Audit-related fees	346	416
Tax fees	158	194
All other fees	312	161

Total	¥3,277	¥4,259

The description of our fees billed for each categories listed above is as follows:

Audit fees—Audit fees are primarily for annual audit of our financial statements, review of our semi-annual condensed financial statements, statutory audit of our financial statements, audits of our subsidiary financial statements and attestation services related to MUFG’s management assessment on the effectiveness of BTMU’s financial reporting controls as required for MUFG by Section 404 of the Sarbanes-Oxley Act.

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

When we or any of our subsidiaries intend to engage Deloitte Touche Tohmatsu to perform audit and permitted non-audit services, the relevant company must make an application for pre-approval on either a periodic or case-by-case basis.

•	Periodic application is an application for pre-approval made each fiscal year for services that are expected to be provided by Deloitte Touche Tohmatsu during the next fiscal year.

•

Case-by-case application is an application for pre-approval made on a case-by-case basis for services to be provided by Deloitte Touche Tohmatsu that are not otherwise covered by the periodic application.

Pre-approval is resolved in principle by the board of corporate auditors prior to engagement, although if necessary any full-time corporate auditor of Mitsubishi UFJ Financial Group, Inc. may consider any case-by-case application for pre-approval on behalf of his respective board of corporate auditors prior to the next scheduled meeting of the board of corporate auditors. Such decisions made individually by a full-time corporate auditor are reported to and ratified by the board of corporate auditors as appropriate at the next scheduled meeting.

For the fiscal year ended March 31, 2006, approximately 0.5% of total tax fees and 0.6% of total all other fees were approved by the board of corporate auditors of our holding company, Mitsubishi UFJ Financial Group, Inc., pursuant to Regulation S-X 2-01(c)(7)(i)(C).

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The issuer has not made any purchases of shares registered pursuant to section 12 of the Securities Exchange Act of 1934, during the fiscal year ended March 31, 2007.

PART III

Item 17.	Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this Annual Report.

Item 18.	Financial Statements.

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report.

Item 19.	Exhibits.

Exhibit		Description

1	(a)	Articles of Incorporation of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended and restated on June 28, 2006. (English Translation)(4)

1	(b)	Regulations of the Board of Directors of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended on April 1, 2007. (English Translation)(1)

1	(c)	Regulations on Corporate Meetings of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended on January 12, 2007. (English Translation)(1)

1	(d)	Regulations on the Handling of Shares of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended and restated on April 1, 2007. (English Translation)(1)

2		Indenture dated as of February 25, 2000 between The Bank of Tokyo-Mitsubishi, Ltd. and The Chase Manhattan Bank.(2)

4	(a)	Integration Agreement, dated February 18, 2005, and the amendment thereto, dated April 20, 2005, among Mitsubishi Tokyo Financial Group, Inc., The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, Mitsubishi Securities Co., Ltd., UFJ Holdings, Inc., UFJ Bank Limited, UFJ Trust Bank Limited and UFJ Tsubasa Securities Co., Ltd. (English Translation)(3)

4	(b)	Merger Agreement, dated April 20, 2005 (English Translation), and the amendment thereto, dated August 12, 2005 (English Summary), between The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited(3)

8		Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

Exhibit	Description

11	Code of ethics of Mitsubishi UFJ Financial Group, Inc. and compliance rules, compliance manual and employee work rules of The Bank of Tokyo-Mitsubishi UFJ, Ltd. applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation of relevant sections)(4)

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).(1)

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).(1)

(1)	Filed herewith.
(2)	Incorporated by reference from our Annual Report on Form 20-F filed on August 17, 2001.
(3)	Incorporated by reference from our Annual Report on Form 20-F filed on August 25, 2005.
(4)	Incorporated by reference from our Annual Report on Form 20-F filed on September 28, 2006.

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

On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc., or MTFG, the parent company of The Bank of Tokyo-Mitsubishi, Ltd., or BTM, merged with UFJ Holdings, Inc., or UFJ Holdings, the parent company of UFJ Bank Limited, or UFJ Bank, with MTFG being the surviving entity. Upon consummation of the merger, MTFG changed its name to Mitsubishi UFJ Financial Group, Inc., or MUFG. The merger was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries were recorded at fair value as of October 1, 2005. Therefore, although the merger of BTM with UFJ Bank occurred and BTM changed its name to The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, on January 1, 2006, the results of operations of UFJ Bank and its subsidiaries have been included in our consolidated financial statements since October 1, 2005. Numbers as of and for the fiscal years ended March 31, 2003, 2004 and 2005 reflect the financial position and results of BTM and its subsidiaries, or the BTM Group, only. Numbers as of March 31, 2006 reflect the financial position of BTMU and its subsidiaries, or the BTMU Group, while numbers for the fiscal year ended March 31, 2006 comprised the results of the BTM Group for the six months ended September 30, 2005 and the results of the BTMU Group from October 1, 2005 to March 31, 2006. Numbers as of March 31, 2007 and for the fiscal year ended March 31, 2007 reflect the financial position and results of the BTMU Group. See note 2 to our consolidated financial statements for more information.

I.    Distribution of Assets, Liabilities and Shareholder’s Equity; Interest Rates and Interest Differential

Average Balance Sheets, Interest and Average Rates

The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2005, 2006 and 2007. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of our operations.

	Fiscal years ended March 31,
	2005			2006			2007
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks:
Domestic	¥310,461	¥5,863	1.89%	¥401,012	¥5,802	1.45%	¥604,285	¥17,331	2.87%
Foreign	2,547,024	53,404	2.10	3,761,273	127,631	3.39	5,049,452	214,196	4.24

Total	2,857,485	59,267	2.07	4,162,285	133,433	3.21	5,653,737	231,527	4.10

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	3,267,947	3,948	0.12	2,502,530	10,120	0.40	2,396,206	13,469	0.56
Foreign	1,560,507	32,126	2.06	1,043,562	39,598	3.79	725,304	35,470	4.89

Total	4,828,454	36,074	0.75	3,546,092	49,718	1.40	3,121,510	48,939	1.57

Trading account assets:
Domestic	4,916,675	25,632	0.52	2,606,875	13,621	0.52	1,851,649	6,150	0.33
Foreign	666,692	5,043	0.76	1,363,448	8,706	0.64	887,993	11,697	1.32

Total	5,583,367	30,675	0.55	3,970,323	22,327	0.56	2,739,642	17,847	0.65

Investment securities(1):
Domestic	21,584,704	95,533	0.44	29,196,811	147,427	0.50	33,771,033	249,303	0.74
Foreign	4,905,831	157,414	3.21	7,024,077	270,808	3.86	9,212,441	396,028	4.30

Total	26,490,535	252,947	0.95	36,220,888	418,235	1.15	42,983,474	645,331	1.50

Loans(2):
Domestic	33,501,096	488,275	1.46	51,961,255	1,030,720	1.98	69,908,055	1,591,928	2.28
Foreign	8,959,546	327,269	3.65	12,162,516	594,876	4.89	16,325,304	908,788	5.57

Total	42,460,642	815,544	1.92	64,123,771	1,625,596	2.54	86,233,359	2,500,716	2.90

Total interest-earning assets:
Domestic	63,580,883	619,251	0.97	86,668,483	1,207,690	1.39	108,531,228	1,878,181	1.73
Foreign	18,639,600	575,256	3.09	25,354,876	1,041,619	4.11	32,200,494	1,566,179	4.86

Total	82,220,483	1,194,507	1.45	112,023,359	2,249,309	2.01	140,731,722	3,444,360	2.45

Non-interest-earning assets:
Cash and due from banks	4,427,110			7,314,265			2,895,889
Other non-interest-earning assets	6,329,606			14,310,978			11,503,436
Allowance for credit losses	(616,129)			(1,022,606)			(944,825)

Total non-interest-earning assets	10,140,587			20,602,637			13,454,500

Total assets from discontinued operations	223,797			209,137			22,040

Total assets	¥92,584,867			¥132,835,133			¥154,208,262

Notes:

(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Average balances on loans outstanding include all nonaccrual and restructured loans. See “III. Loan Portfolio.” The amortized portion of net loan origination fees (costs) is included in interest income on loans, representing an adjustment to the yields with insignificant impact.

	Fiscal years ended March 31,
	2005			2006			2007
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions, except percentages)
Liabilities and shareholder’s equity:
Interest-bearing liabilities:
Deposits:
Domestic	¥42,666,880	¥50,353	0.12%	¥59,247,290	¥94,636	0.16%	¥78,889,013	¥246,646	0.31%
Foreign	8,953,227	132,424	1.48	11,277,280	299,355	2.65	13,639,770	509,757	3.74

Total	51,620,107	182,777	0.35	70,524,570	393,991	0.56	92,528,783	756,403	0.82

Debentures—Domestic	68,296	351	0.51	—	—	—	—	—	—

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	6,911,932	26,424	0.38	6,546,589	87,197	1.33	7,723,369	117,131	1.52
Foreign	1,714,918	27,615	1.61	1,265,637	36,166	2.86	771,547	39,025	5.06

Total	8,626,850	54,039	0.63	7,812,226	123,363	1.58	8,494,916	156,156	1.84

Other short-term borrowings and trading account liabilities:
Domestic	9,116,401	29,158	0.32	10,203,590	11,733	0.11	4,484,224	17,466	0.39
Foreign	1,304,601	24,006	1.84	1,674,562	53,740	3.21	1,770,833	91,798	5.18

Total	10,421,002	53,164	0.51	11,878,152	65,473	0.55	6,255,057	109,264	1.75

Long-term debt:
Domestic	4,075,327	81,228	1.99	6,099,464	96,815	1.59	8,576,612	137,914	1.61
Foreign	821,413	16,539	2.01	1,759,528	49,120	2.79	3,221,938	119,475	3.71

Total	4,896,740	97,767	2.00	7,858,992	145,935	1.86	11,798,550	257,389	2.18

Total interest-bearing liabilities:
Domestic	62,838,836	187,514	0.30	82,096,933	290,381	0.35	99,673,218	519,157	0.52
Foreign	12,794,159	200,584	1.57	15,977,007	438,381	2.74	19,404,088	760,055	3.92

Total	75,632,995	388,098	0.51	98,073,940	728,762	0.74	119,077,306	1,279,212	1.07

Non-interest-bearing liabilities	13,970,553			29,122,962			26,631,421

Total liabilities from discontinued operations	212,059			153,217			17,644

Total shareholder’s equity	2,769,260			5,485,014			8,481,891

Total liabilities and shareholder’s equity	¥92,584,867			¥132,835,133			¥154,208,262

Net interest income and interest rate spread		¥806,409	0.94%		¥1,520,547	1.27%		¥2,165,148	1.38%

Net interest income as a percentage of total interest-earning assets			0.98%			1.36%			1.54%

The percentage of total average assets attributable to foreign activities was 23.7%, 21.9% and 23.2%, respectively, for the fiscal years ended March 31, 2005, 2006 and 2007.

The percentage of total average liabilities attributable to foreign activities was 24.5%, 22.4% and 23.8%, respectively, for the fiscal years ended March 31, 2005, 2006 and 2007.

Analysis of Net Interest Income

The following table shows changes in our net interest income between changes in volume and changes in rate for the fiscal year ended March 31, 2006 compared to the fiscal year ended March 31, 2005 and the fiscal year ended March 31, 2007 compared to the fiscal year ended March 31, 2006.

	Fiscal year ended March 31, 2005 versus fiscal year ended March 31, 2006			Fiscal year ended March 31, 2006 versus fiscal year ended March 31, 2007
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Volume(1)	Rate(1)	Net change	Volume(1)	Rate(1)	Net change
	(in millions)
Interest income:
Interest-earning deposits in other banks:
Domestic	¥1,310	¥(1,371)	¥(61)	¥3,924	¥7,605	¥11,529
Foreign	32,313	41,914	74,227	50,030	36,535	86,565

Total	33,623	40,543	74,166	53,954	44,140	98,094

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	(925)	7,097	6,172	(430)	3,779	3,349
Foreign	(10,642)	18,114	7,472	(12,076)	7,948	(4,128)

Total	(11,567)	25,211	13,644	(12,506)	11,727	(779)

Trading account assets:
Domestic	(12,042)	31	(12,011)	(3,106)	(4,365)	(7,471)
Foreign	4,449	(786)	3,663	(3,036)	6,027	2,991

Total	(7,593)	(755)	(8,348)	(6,142)	1,662	(4,480)

Investment securities(2):
Domestic	37,082	14,812	51,894	25,799	76,077	101,876
Foreign	77,308	36,086	113,394	91,458	33,762	125,220

Total	114,390	50,898	165,288	117,257	109,839	227,096

Loans:
Domestic	327,737	214,708	542,445	392,879	168,329	561,208
Foreign	137,354	130,253	267,607	223,643	90,269	313,912

Total	465,091	344,961	810,052	616,522	258,598	875,120

Total interest income:
Domestic	353,162	235,277	588,439	419,066	251,425	670,491
Foreign	240,782	225,581	466,363	350,019	174,541	524,560

Total	¥593,944	¥460,858	¥1,054,802	¥769,085	¥425,966	¥1,195,051

Notes:

(1)	Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

	Fiscal year ended March 31, 2005 versus fiscal year ended March 31, 2006			Fiscal year ended March 31, 2006 versus fiscal year ended March 31, 2007
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Volume(1)	Rate(1)	Net change	Volume(1)	Rate(1)	Net change
	(in millions)
Interest expense:
Deposits:
Domestic	¥23,189	¥21,094	¥44,283	¥39,100	¥112,910	¥152,010
Foreign	41,100	125,831	166,931	71,392	139,010	210,402

Total	64,289	146,925	211,214	110,492	251,920	362,412

Debentures—Domestic	(351)	—	(351)	—	—	—

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	(1,397)	62,170	60,773	16,901	13,033	29,934
Foreign	(7,235)	15,786	8,551	(14,119)	16,978	2,859

Total	(8,632)	77,956	69,324	2,782	30,011	32,793

Other short-term borrowings and trading account liabilities:
Domestic	1,250	(18,675)	(17,425)	(6,577)	12,310	5,733
Foreign	8,205	21,529	29,734	3,252	34,806	38,058

Total	9,455	2,854	12,309	(3,325)	47,116	43,791

Long-term debt:
Domestic	32,129	(16,542)	15,587	39,817	1,282	41,099
Foreign	24,343	8,238	32,581	50,433	19,922	70,355

Total	56,472	(8,304)	48,168	90,250	21,204	111,454

Total interest expense:
Domestic	54,820	48,047	102,867	89,241	139,535	228,776
Foreign	66,413	171,384	237,797	110,958	210,716	321,674

Total	¥121,233	¥219,431	¥340,664	¥200,199	¥350,251	¥550,450

Net interest income:
Domestic	¥298,342	¥187,230	¥485,572	¥329,825	¥111,890	¥441,715
Foreign	174,369	54,197	228,566	239,061	(36,175)	202,886

Total	¥472,711	¥241,427	¥714,138	¥568,886	¥75,715	¥644,601

Note:
(1)	Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

II.    Investment Portfolio

The following table shows information as to the value of our investment securities available for sale and being held to maturity at March 31, 2005, 2006 and 2007:

	At March 31,
	2005			2006			2007
	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)
	(in millions)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥11,936,826	¥11,970,301	¥33,475	¥21,922,264	¥21,922,541	¥277	¥18,583,336	¥18,615,441	¥32,105
Corporate bonds	1,362,737	1,368,002	5,265	4,230,272	4,259,825	29,553	4,408,436	4,489,588	81,152
Marketable equity securities	1,694,345	2,971,151	1,276,806	3,528,185	6,377,443	2,849,258	3,419,713	6,500,329	3,080,616
Other securities	196,257	198,183	1,926	291,950	292,219	269	275,062	276,925	1,863

Total domestic	15,190,165	16,507,637	1,317,472	29,972,671	32,852,028	2,879,357	26,686,547	29,882,283	3,195,736

Foreign:
U.S. Treasury and other U.S. government agencies bonds	767,042	755,285	(11,757)	933,613	937,624	4,011	2,009,740	2,024,465	14,725
Other governments and official institutions bonds	736,919	742,612	5,693	815,152	826,940	11,788	1,115,086	1,168,044	52,958
Mortgage-backed securities	2,098,254	2,103,205	4,951	2,539,850	2,604,677	64,827	2,614,577	2,677,096	62,519
Other securities	1,345,967	1,382,831	36,864	2,346,977	2,464,182	117,205	3,629,185	3,838,248	209,063

Total foreign	4,948,182	4,983,933	35,751	6,635,592	6,833,423	197,831	9,368,588	9,707,853	339,265

Total	¥20,138,347	¥21,491,570	¥1,353,223	¥36,608,263	¥39,685,451	¥3,077,188	¥36,055,135	¥39,590,136	¥3,535,001

Securities being held to maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥1,997,336	¥2,013,677	¥16,341	¥2,052,541	¥2,037,805	¥(14,736)	¥2,053,629	¥2,046,521	¥(7,108)
Other securities	997	997	—	1,260	1,257	(3)	1,027	1,027	—

Total domestic	1,998,333	2,014,674	16,341	2,053,801	2,039,062	(14,739)	2,054,656	2,047,548	(7,108)

Foreign:
U.S. Treasury and other U.S. government agencies bonds	5,254	5,417	163	5,160	5,482	322	4,404	4,745	341
Other governments and official institutions bonds	9,846	9,957	111	5,079	4,992	(87)	6,691	6,663	(28)
Other securities	34,508	34,584	76	52,606	52,602	(4)	41,203	41,779	576

Total foreign	49,608	49,958	350	62,845	63,076	231	52,298	53,187	889

Total	¥2,047,941	¥2,064,632	¥16,691	¥2,116,646	¥2,102,138	¥(14,508)	¥2,106,954	¥2,100,735	¥(6,219)

Nonmarketable equity securities presented in Other investment securities in the consolidated financial statements were primarily carried at costs of ¥275,316 million, ¥721,237 million and ¥552,775 million, at March 31, 2005, 2006 and 2007, respectively. The corresponding estimated fair values at those dates were not readily determinable. Investment securities held by certain subsidiaries subject to specialized industry accounting principles in the “AICPA Audit and Accounting Guide Investment Companies” presented in Other investment securities were carried at fair value of ¥6,248 million and ¥6,872 million at March 31, 2006 and 2007, respectively.

The following table presents the book values, maturities and weighted average yields of investment securities available for sale and being held to maturity, excluding equity securities, at March 31, 2007. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

	Maturities within one year		Maturities after one year but within five years		Maturities after five years but within ten years		Maturities after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥9,263,070	0.16%	¥5,853,893	0.84%	¥1,124,904	1.33%	¥2,373,574	1.41%	¥18,615,441	0.60%
Corporate bonds	550,381	0.70	3,053,789	0.88	851,900	1.07	33,518	1.26	4,489,588	0.90
Other securities	55,732	1.24	131,468	1.31	75,701	1.54	14,024	1.52	276,925	1.37

Total domestic	9,869,183	0.19	9,039,150	0.86	2,052,505	1.23	2,421,116	1.41	23,381,954	0.67

Foreign:
U.S. Treasury and other U.S. government agencies bonds	329,043	5.07	1,427,084	4.72	266,495	4.50	1,843	9.08	2,024,465	4.75
Other governments and official institutions bonds	353,557	3.16	461,076	3.41	302,936	3.98	50,475	4.29	1,168,044	3.52
Mortgage-backed securities	64	4.76	1,366	4.56	233,336	4.71	2,442,330	5.42	2,677,096	5.36
Other securities	68,228	2.31	755,316	3.21	678,672	4.69	1,972,313	5.37	3,474,529	4.71

Total foreign	750,892	3.92	2,644,842	4.06	1,481,439	4.51	4,466,961	5.39	9,344,134	4.75

Total	¥10,620,075	0.46%	¥11,683,992	1.59%	¥3,533,944	2.62%	¥6,888,077	3.99%	¥32,726,088	1.84%

Securities being held to maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥478,776	0.25%	¥1,520,616	0.59%	¥9,851	1.27%	¥44,386	1.28%	¥2,053,629	0.53%
Other securities	—	—	30	—	—	—	997	2.21	1,027	2.14

Total domestic	478,776	0.25	1,520,646	0.59	9,851	1.27	45,383	1.30	2,054,656	0.53

Foreign:
U.S. Treasury and other U.S. government agencies bonds	—	—	—	—	—	—	4,404	6.74	4,404	6.74
Other governments and official institutions bonds	788	6.60	5,903	5.86	—	—	—	—	6,691	5.95
Other securities	9,704	4.12	11,573	4.89	19,926	1.75	—	—	41,203	3.19

Total foreign	10,492	4.31	17,476	5.22	19,926	1.75	4,404	6.74	52,298	3.84

Total	¥489,268	0.34%	¥1,538,122	0.64%	¥29,777	1.59%	¥49,787	1.78%	¥2,106,954	0.61%

Excluding U.S. Treasury and other U.S. government agencies bonds and Japanese national government bonds, the following table sets forth the securities of individual issuers held in our investment securities portfolio which exceeded 10% of our consolidated total shareholder’s equity at March 31, 2007.

	Amortized cost	Estimated fair value
	(in millions)
Mortgage-backed securities issued by U.S. Federal National Mortgage Association	¥1,692,511	¥1,739,277

III.    Loan Portfolio

The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and type of industry of borrower at March 31 of each of the five fiscal years ended March 31, 2007. Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes and is not necessarily based on use of proceeds:

	At March 31,
	2003(4)	2004(4)		2005(4)		2006(5)		2007
	(in millions)
Domestic:
Manufacturing	¥4,714,708	¥4,692,433		¥5,280,555		¥9,353,453		¥9,586,045
Construction	995,918	832,758		815,051		1,813,724		1,677,536
Real estate	3,245,721	3,515,717		4,156,975		7,094,570		6,308,813
Services	4,249,086	3,661,758		2,965,772		5,759,969		5,915,282
Wholesale and retail	4,723,010	4,311,980		4,527,379		8,916,789		8,519,678
Banks and other financial institutions(1)	1,705,185	1,676,785		2,364,504		4,354,708		3,141,839
Communication and information services	1,264,713	650,983		605,910		1,029,441		964,544
Other industries	2,644,977	4,750,575		5,344,587		9,946,179		9,313,724
Consumer	7,089,429	7,562,590	(3)	7,662,809	(3)	22,356,140	(3)	23,127,798	(3)

Total domestic	30,632,747	31,655,579		33,723,542		70,624,973		68,555,259

Foreign:
Governments and official institutions	227,685	178,402		209,060		329,227		371,585
Banks and other financial institutions(1)	777,697	904,841		780,666		1,037,765		1,532,750
Commercial and industrial	7,191,202	6,096,893		7,394,212		11,602,004		13,285,579
Other	1,026,797	954,285		1,163,369		2,228,878		2,426,587

Total foreign	9,223,381	8,134,421		9,547,307		15,197,874		17,616,501

Total	39,856,128	39,790,000		43,270,849		85,822,847		86,171,760
Unearned income, unamortized premiums—net and deferred loan fees—net	(40,324)	(27,096)		(16,893)		13,426		(47,694)

Total(2)	¥39,815,804	¥39,762,904		¥43,253,956		¥85,836,273		¥86,124,066

Notes:

(1)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥3,360 million, ¥9,960 million, ¥33,246 million, ¥41,682 million and ¥87,086 million at March 31, 2003, 2004, 2005, 2006 and 2007, respectively.
(3)	Domestic loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, BTM’s credit administration system was upgraded and became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business. This breakdown at March 31, 2004, 2005, 2006 and 2007 is presented below:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥28,229	¥19,283	¥738,377	¥230,730	¥52,253	¥1,200	¥4,121	¥10,620	¥1,084,813
March 31, 2005	¥23,023	¥16,157	¥542,969	¥193,417	¥39,806	¥1,126	¥3,681	¥7,782	¥827,961
March 31, 2006	¥17,212	¥13,925	¥425,929	¥160,805	¥30,937	¥947	¥2,968	¥6,257	¥658,980
March 31, 2007	¥14,662	¥12,281	¥367,290	¥132,893	¥26,104	¥677	¥2,407	¥5,411	¥561,725

Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable at March 31, 2003.

(4)	Classification of loans by industry at March 31, 2003, 2004 and 2005 have been restated as follows:

	At March 31,
	2003		2004		2005
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
	(in millions)
Foreign:
Commercial and industrial	¥7,954,366	¥7,191,202	¥6,896,511	¥6,096,893	¥8,388,167	¥7,394,212
Other	263,633	1,026,797	154,667	954,285	169,414	1,163,369

(5)	Classification of loans by industry at March 31, 2006 has been restated as follows:

	At March 31, 2006
	As previously reported	As restated
	( in millions)
Domestic :
Manufacturing	¥9,400,652	¥9,353,453
Construction	1,801,855	1,813,724
Real estate	7,086,430	7,094,570
Services	5,314,968	5,759,969
Wholesale and retail	8,688,851	8,916,789
Banks and other financial institutions	4,597,245	4,354,708
Communication and information services	1,026,113	1,029,441
Other industries	10,352,719	9,946,179
Consumer	22,356,140	22,356,140

Total domestic	70,624,973	70,624,973

Foreign :
Governments and official institutions	322,051	329,227
Banks and other financial institutions	1,089,209	1,037,765
Commercial and industrial	13,228,252	11,602,004
Other	558,362	2,228,878

Total foreign	15,197,874	15,197,874

Total	85,822,847	85,822,847
Unearned income, unamortized premiums-net and deferred loan fees-net	13,426	13,426

Total	¥85,836,273	¥85,836,273

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the maturities of our loan portfolio at March 31, 2007:

	Maturity
	One year or less	One to five years	Over five years	Total
	(in millions)
Domestic:
Manufacturing	¥6,698,473	¥2,497,429	¥390,143	¥9,586,045
Construction	1,040,233	548,395	88,908	1,677,536
Real estate	2,139,773	2,401,656	1,767,384	6,308,813
Services	2,704,407	2,316,640	894,235	5,915,282
Wholesale and retail	6,028,835	2,153,470	337,373	8,519,678
Banks and other financial institutions	1,508,022	1,389,888	243,929	3,141,839
Communication and information services	567,140	359,647	37,757	964,544
Other industries	6,893,065	1,611,287	809,372	9,313,724
Consumer	2,988,987	4,302,022	15,836,789	23,127,798

Total domestic	30,568,935	17,580,434	20,405,890	68,555,259
Foreign	8,522,026	5,367,588	3,726,887	17,616,501

Total	¥39,090,961	¥22,948,022	¥24,132,777	¥86,171,760

The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2007 are shown below.

	Domestic	Foreign	Total
	(in millions)
Predetermined rate	¥17,444,959	¥1,575,106	¥19,020,065
Floating or adjustable rate	20,541,365	7,519,369	28,060,734

Total	¥37,986,324	¥9,094,475	¥47,080,799

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

The following table shows the distribution of our nonaccrual loans, restructured loans and accruing loans which are contractually past due 90 days or more as to principal or interest payments at March 31 of each of the five fiscal years ended March 31, 2007, based on the domicile and type of industry of the borrowers:

	At March 31,
	2003	2004		2005		2006		2007
	(in millions)
Nonaccrual loans:
Domestic:
Manufacturing	¥73,635	¥98,856		¥77,768		¥104,892		¥79,742
Construction	62,951	42,619		38,755		35,367		42,637
Real estate	198,792	125,405		92,623		149,423		117,075
Services	65,506	39,514		94,517		51,136		126,666
Wholesale and retail	195,423	84,095		74,435		124,534		125,518
Banks and other financial institutions	15,016	15,789		4,346		15,777		10,170
Communication and information services	13,863	5,128		11,379		12,788		21,902
Other industries	30,938	14,505		13,279		23,801		120,150
Consumer	147,110	137,690	(1)	115,811	(1)	345,339	(1)	316,052	(1)

Total domestic	803,234	563,601		522,913		863,057		959,912

Foreign:
Governments and official institutions	1,734	877		455		38		32
Banks and other financial institutions	7,694	84,623		45,091		33,214		3,233
Commercial and industrial	251,110	127,333		52,942		29,217		34,330
Other	5,350	13,942		8,252		96		1,388

Total foreign	265,888	226,775		106,740		62,565		38,983

Total	¥1,069,122	¥790,376		¥629,653		¥925,622		¥998,895

Restructured loans:
Domestic	¥945,261	¥381,063		¥343,557		¥829,747		¥471,310
Foreign	83,193	45,739		21,729		74,142		40,239

Total	¥1,028,454	¥426,802		¥365,286		¥903,889		¥511,549

Accruing loans contractually past due 90 days or more:
Domestic	¥15,212	¥11,092		¥9,232		¥20,269		¥19,488
Foreign	2,866	887		878		1,112		1,821

Total	¥18,078	¥11,979		¥10,110		¥21,381		¥21,309

Total	¥2,115,654	¥1,229,157		¥1,005,049		¥1,850,892		¥1,531,753

Note:

(1)	Domestic nonaccrual loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, BTM’s credit administration system was upgraded and became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business. This breakdown at March 31, 2004, 2005, 2006 and 2007 is presented below:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥1,566	¥877	¥52,271	¥14,203	¥5,765	¥21	¥264	¥—	¥74,967
March 31, 2005	¥1,345	¥986	¥43,334	¥13,692	¥3,185	¥18	¥219	¥378	¥63,157
March 31, 2006	¥1,132	¥771	¥27,870	¥9,654	¥1,614	¥16	¥240	¥304	¥41,601
March 31, 2007	¥1,152	¥533	¥21,610	¥7,293	¥1,036	¥14	¥130	¥256	¥32,024

Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable at March 31, 2003.

Gross interest income which would have been accrued at the original terms on domestic nonaccrual and restructured loans outstanding during the fiscal year ended March 31, 2007 was approximately ¥83.8 billion, of which ¥60.4 billion was included in the results of operations for the fiscal year. Gross interest income which would have been accrued at the original terms on foreign nonaccrual and restructured loans outstanding for the fiscal year ended March 31, 2007 was approximately ¥4.1 billion, of which ¥3.6 billion was included in the results of operations for the fiscal year.

Foreign Loans Outstanding

We had no cross-border outstandings to borrowers in any foreign country in which total exceeded 0.75% of consolidated total assets at March 31, 2005, 2006 and 2007. Cross-border outstandings are defined, for this purpose, as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Material local currency loans outstanding which are neither hedged nor funded by local currency borrowings are included in cross-border outstandings.

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

Loan Concentrations

At March 31, 2007, there were no concentrations of loans to a single industry group of borrowers, as defined by the Bank of Japan industry segment loan classifications, which exceeded 10% of our consolidated total loans, except for loans in a category disclosed in the table of loans outstanding above.

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

IV.    Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by type of borrowers’ business for each of the five fiscal years ended March 31, 2007:

	Fiscal years ended March 31,
	2003	2004	2005	2006		2007
	(in millions, except percentages)
Allowance for credit losses at beginning of fiscal year	¥1,341,608	¥1,058,633	¥649,339	¥567,651		¥912,997
Additions resulting from the merger with UFJ Bank(1)	—	—	—	279,158		—
Provision (credit) for credit losses	287,282	(142,617)	123,945	163,416		341,570
Charge-offs:
Domestic:
Manufacturing	65,671	17,142	67,917	6,953		26,983
Construction	48,559	31,226	6,729	5,999		18,879
Real estate	181,203	46,975	33,322	13,461		11,933
Services	45,946	14,274	7,646	18,823		24,504
Wholesale and retail	98,106	39,387	25,185	14,446		43,100
Banks and other financial institutions	18,945	1,123	8,920	701		1,789
Communication and information services	4,865	2,256	1,265	2,621		16,322
Other industries	22,567	5,904	4,505	2,643		4,439
Consumer	38,042	48,620 (3)	26,044 (3)	51,076	(3)	136,468 (3)

Total domestic	523,904	206,907	181,533	116,723		284,417
Total foreign	116,218	70,558	51,772	10,402		13,840

Total	640,122	277,465	233,305	127,125		298,257

Recoveries:
Domestic	49,074	11,337	14,284	3,179		28,171
Foreign	17,574	18,699	9,575	16,190		4,840

Total	66,648	30,036	23,859	19,369		33,011

Net charge-offs	573,474	247,429	209,446	107,756		265,246
Others(2)	3,217	(19,248)	3,813	10,528		4,206

Allowance for credit losses at end of fiscal year	¥1,058,633	¥649,339	¥567,651	¥912,997		¥993,527

Allowance for credit losses applicable to foreign activities:
Balance at beginning of fiscal year	¥224,830	¥226,612	¥194,707	¥86,481		¥117,984

Balance at end of fiscal year	¥226,612	¥194,707	¥86,481	¥117,984		¥100,234

Provision (credit) for credit losses	¥112,761	¥32,049	¥(68,853)	¥607		¥(12,896)

Ratio of net charge-offs during the fiscal year to average loans outstanding during the fiscal year	1.42%	0.61%	0.49%	0.17%		0.31%

Notes:
(1)	Additions resulting from the merger with UFJ Bank represent the valuation allowance for acquired loans outside the scope of SOP 03-3. The allowance for credit losses on loans within the scope of SOP 03-3 was not carried over.
(2)	Others primarily include foreign exchange translation and discontinued operations adjustments.

(3)	Charge-offs of domestic loans within the “consumer” category in the above table include charge-offs of loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, BTM’s credit administration system was upgraded and became able to present a precise breakdown of charge-offs of such consumer loans by the type of proprietor business. This breakdown for the fiscal years ended March 31, 2004, 2005, 2006 and 2007 is presented below:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥39	¥—	¥9,481	¥2,270	¥486	¥—	¥—	¥108	¥12,384
March 31, 2005	¥—	¥—	¥450	¥137	¥—	¥—	¥—	¥64	¥651
March 31, 2006	¥19	¥—	¥1,835	¥295	¥388	¥—	¥—	¥—	¥2,537
March 31, 2007	¥3	¥1	¥67	¥—	¥11	¥—	¥—	¥—	¥82

Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for the fiscal year ended March 31, 2003.

The following table shows an allocation of our allowance for credit losses at March 31 of each of the five fiscal years ended March 31, 2007:

	At March 31,
	2003(2)		2004(2)		2005(2)		2006(3)		2007
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions, except percentages)

Domestic:

Manufacturing	¥111,089	11.83%	¥72,552	11.79%	¥63,417	12.20%	¥111,560	10.90%	¥96,537	11.12%

Construction	54,497	2.50	15,174	2.09	35,179	1.88	24,451	2.11	38,881	1.94

Real estate	181,780	8.14	90,667	8.84	74,019	9.61	89,133	8.27	77,856	7.32

Services	100,968	10.66	44,737	9.20	85,939	6.85	64,438	6.71	116,879	6.86

Wholesale and retail	163,546	11.85	75,961	10.84	74,710	10.46	113,889	10.39	121,992	9.89

Banks and other financial institutions	37,648	4.28	19,301	4.21	16,473	5.46	47,095	5.07	46,867	3.65

Communication and information services	18,331	3.17	5,927	1.64	12,348	1.40	14,939	1.20	21,731	1.12

Other industries	46,293	6.64	30,218	11.94	34,205	12.36	97,107	11.59	150,683	10.81

Consumer	94,559	17.79	81,567 (1)	19.01	76,263 (1)	17.71	224,723 (1)	26.05	214,830 (1)	26.84

Foreign:

Governments and official institutions	2,227	0.57	1,122	0.45	170	0.48	1,204	0.38	397	0.43

Banks and other financial institutions	5,275	1.95	58,198	2.27	8,502	1.80	11,975	1.21	2,968	1.78

Commercial and industrial	202,642	18.04	128,997	15.32	69,212	17.10	101,497	13.52	94,791	15.42

Other	16,468	2.58	6,390	2.40	8,597	2.69	3,308	2.60	2,078	2.82
Unallocated	23,310	—	18,528	—	8,617	—	7,678	—	7,037	—

Total	¥1,058,633	100.00%	¥649,339	100.00%	¥567,651	100.00%	¥912,997	100.00%	¥993,527	100.00%

Allowance as a percentage of loans	2.66%		1.63%		1.31%		1.06%		1.15%

Allowance as a percentage of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	50.04%		52.83%		56.48%		49.33%		64.86%

Note:
(1)	The credit loss allowance for domestic loans within the “consumer” category in the above table include the credit loss allowance for loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, BTM’s credit administration system was upgraded and became able to present a precise breakdown of the balance of the credit loss allowance for such consumer loans by the type of proprietor business. This breakdown at March 31, 2004, 2005, 2006 and 2007 is presented below:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥292	¥196	¥7,671	¥2,371	¥554	¥13	¥42	¥104	¥11,243
March 31, 2005	¥211	¥146	¥4,962	¥1,769	¥363	¥12	¥35	¥70	¥7,568
March 31, 2006	¥79	¥60	¥1,893	¥715	¥139	¥7	¥13	¥26	¥2,932
March 31, 2007	¥87	¥73	¥2,174	¥787	¥155	¥4	¥14	¥32	¥3,326

Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable at March 31, 2003.

(2)	Percentage of loans in each category to total loans at March 31, 2003, 2004 and 2005 have been restated as follows:

	At March 31,
	2003		2004		2005
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
Foreign :
Commercial and industrial	19.96%	18.04%	17.33%	15.32%	19.39%	17.10%
Other	0.66	2.58	0.39	2.40	0.40	2.69

(3)	Percentage of loans in each category to total loans at March 31, 2006 has been restated as follows:

	At March 31,
	2006
	As previously reported	As restated
Domestic :
Manufacturing	10.95%	10.90%
Construction	2.10	2.11
Real estate	8.26	8.27
Services	6.19	6.71
Wholesale and retail	10.12	10.39
Banks and other financial institutions	5.36	5.07
Communication and information services	1.20	1.20
Other industries	12.06	11.59
Consumer	26.05	26.05
Foreign :
Governments and official institutions	0.38	0.38
Banks and other financial institutions	1.27	1.21
Commercial and industrial	15.41	13.52
Other	0.65	2.60
Unallocated	—	—

Total	100.00%	100.00%

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

V.    Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2005, 2006 and 2007:

	Fiscal years ended March 31,
	2005		2006		2007
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥4,764,551	—%	¥13,055,227	—%	¥15,677,264	—%
Interest-bearing demand deposits	23,745,558	0.02	31,264,971	0.04	42,100,919	0.13
Deposits at notice	1,251,744	0.78	1,488,552	1.39	2,221,623	2.61
Time deposits	16,127,396	0.22	23,776,597	0.26	30,727,056	0.40
Certificates of deposit	1,542,182	0.02	2,717,170	0.02	3,839,415	0.26
Foreign offices, principally from banks located in foreign countries:
Non-interest-bearing demand deposits	2,610,129	—	2,844,727	—	2,507,393	—
Interest-bearing deposits, principally time deposits and certificates of deposit	8,953,227	1.48	11,277,280	2.65	13,639,770	3.74

Total	¥58,994,787		¥86,424,524		¥110,713,440

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2005, 2006 and 2007 were ¥703,742 million, ¥633,482 million and ¥522,947 million, respectively.

At March 31, 2007, the balance and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$85 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 30, 2007) or more and total foreign deposits issued in amounts of US$100,000 or more are shown in the following table.

	Time deposits	Certificates of deposit	Total
	(in millions)
Domestic offices:
Three months or less	¥6,517,648	¥2,975,402	¥9,493,050
Over three months through six months	3,649,118	400,871	4,049,989
Over six months through twelve months	3,115,506	29,488	3,144,994
Over twelve months	2,367,144	48,646	2,415,790

Total	¥15,649,416	¥3,454,407	¥19,103,823

Foreign offices			¥9,739,609

Note:

The balance of foreign deposits issued in amounts of US$100,000 or more at March 31, 2006 has been restated from ¥7,723,655 million to ¥8,678,459 million.

VI.    Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2005, 2006 and 2007:

	Fiscal years ended March 31,
	2005	2006	2007
	(in millions, except percentages)
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	¥8,626,850	¥7,812,226	¥8,494,916
Maximum balance outstanding at any month-end during the fiscal year	9,955,766	9,816,826	9,977,225
Balance at end of fiscal year	6,231,125	7,777,101	8,641,605
Weighted average interest rate during the fiscal year	0.63%	1.58%	1.84%
Weighted average interest rate on balance at end of fiscal year	0.97%	1.52%	2.46%
Other short-term borrowings:
Average balance outstanding during the fiscal year	¥8,105,687	¥10,745,124	¥5,990,159
Maximum balance outstanding at any month-end during the fiscal year	11,227,440	15,614,428	7,883,422
Balance at end of fiscal year	9,631,568	9,689,393	4,411,644
Weighted average interest rate during the fiscal year	0.27%	0.61%	1.75%
Weighted average interest rate on balance at end of fiscal year	0.30%	0.73%	2.64%

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(Kabushiki Kaisha Mitsubishi Tokyo UFJ Ginko):

We have audited the accompanying consolidated balance sheets of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Kabushiki Kaisha Mitsubishi Tokyo UFJ Ginko) (“BTMU”) (a wholly owned subsidiary of Mitsubishi UFJ Financial Group, Inc. (“MUFG”)) and subsidiaries (together, the “BTMU Group”) as of March 31, 2006 and 2007, and the related consolidated statements of income, changes in equity from nonowner sources, shareholder’s equity, and cash flows for each of the three years in the period ended March 31, 2007 (all expressed in Japanese Yen). These financial statements are the responsibility of BTMU’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the BTMU Group as of March 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2006, The Bank of Tokyo-Mitsubishi, Ltd. merged with UFJ Bank Limited and was renamed BTMU.

As discussed in Note 4 to the consolidated financial statements, BTMU transferred substantially all common shares of Mitsubishi UFJ Securities Co., Ltd. to MUFG on July 1, 2005.

As discussed in the respective footnotes to the consolidated financial statements, certain disclosures in Notes 7, 12, 13, 25, 26, 30 and 31 have been restated.

As discussed in Note 1 to the consolidated financial statements, BTMU changed its method of accounting for variable interest entities in the fiscal year ended March 31, 2005, its method of accounting for conditional asset retirement obligations in the fiscal year ended March 31, 2006, and its methods of accounting for pension and other postretirement plans and stock-based compensation in the fiscal year ended March 31, 2007.

/s/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Tokyo, Japan

September 20, 2007

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2006 AND 2007

	2006	2007
	(in millions)
ASSETS
Cash and due from banks (Note 12)	¥5,393,776	¥2,427,548
Interest-earning deposits in other banks (Note 12)	6,004,780	5,524,777
Call loans and funds sold (Note 15)	2,213,288	2,017,749
Receivables under resale agreements	266,341	292,643
Receivables under securities borrowing transactions	2,756,861	3,590,753
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥1,541,420 million in 2006 and ¥771,230 million in 2007) (Notes 5 and 12)	5,879,628	4,077,277
Investment securities (Notes 6 and 12):
Securities available for sale—carried at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥4,134,755 million in 2006 and ¥5,663,151 million in 2007)	39,685,451	39,590,136
Securities being held to maturity—carried at amortized cost (including assets pledged that secured parties are permitted to sell or repledge of ¥186,464 million in 2006 and ¥797,631 million in 2007) (estimated fair value of ¥2,102,138 million in 2006 and ¥2,100,735 million in 2007)	2,116,646	2,106,954
Other investment securities	727,485	559,647

Total investment securities	42,529,582	42,256,737

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥2,989,924 million in 2006 and ¥3,667,821 million in 2007) (Notes 7 and 12)	85,836,273	86,124,066
Allowance for credit losses (Notes 7 and 8)	(912,997)	(993,527)

Net loans	84,923,276	85,130,539

Premises and equipment—net (Note 9)	903,247	895,880
Accrued interest	197,793	305,241
Customers’ acceptance liability	94,719	68,754
Intangible assets—net (Notes 2, 10 and 17)	1,168,372	953,679
Goodwill (Notes 2 and 10)	1,777,983	1,771,130
Deferred tax assets (Notes 11 and 17)	1,099,360	510,999
Other assets (including assets pledged that secured parties are permitted to sell or repledge of ¥5,904 million in 2006) (Notes 7, 12, 17 and 18)	3,492,187	3,779,101
Assets of discontinued operations to be disposed or sold (Note 3)	124,513	2,435

Total assets	¥158,825,706	¥153,605,242

LIABILITIES AND SHAREHOLDER’S EQUITY
Deposits (Notes 12 and 13):
Domestic offices:
Non-interest-bearing	¥19,816,732	¥16,777,704
Interest-bearing	78,228,258	79,796,774
Overseas offices:
Non-interest-bearing	3,259,840	2,530,492
Interest-bearing	12,757,451	14,281,133

Total deposits	114,062,281	113,386,103

Call money and funds purchased (Notes 12 and 15)	1,838,076	2,050,910
Payables under repurchase agreements (Note 12)	3,898,529	3,232,610
Payables under securities lending transactions (Note 12)	2,040,496	3,358,085
Other short-term borrowings (Notes 12 and 16)	9,689,393	4,411,644
Trading account liabilities (Note 5)	2,259,547	1,210,403
Obligations to return securities received as collateral	1,014,520	808,620
Bank acceptances outstanding	94,719	68,754
Accrued interest	136,089	198,152
Long-term debt (Notes 12 and 16)	11,925,838	12,263,205
Other liabilities (Notes 11, 17 and 18)	3,477,973	3,930,079
Liabilities of discontinued operations to be extinguished or assumed (Note 3)	118,762	546

Total liabilities	150,556,223	144,919,111

Commitments and contingent liabilities (Notes 25 and 27)
Shareholder’s equity (Note 22):
Capital stock (Notes 19 and 20):
Preferred stock—aggregate liquidation preference of ¥790,400 million in 2006 and ¥303,100 million in 2007, with no stated value	125,000	125,000
Common stock—authorized, 15,000,000,000 shares; issued, 9,822,054,986 shares in 2006 and 10,257,961,942 shares in 2007, with no stated value	871,973	871,973
Capital surplus (Note 20)	5,844,289	5,851,061
Retained earnings (Notes 21 and 34):
Appropriated for legal reserve	190,045	190,045
Unappropriated	15,845	26,287
Accumulated other changes in equity from nonowner sources, net of taxes	1,452,125	1,850,421
Loan receivable for constructive capital contribution from parent company	(228,498)	(228,498)
Parent company’s stock, at cost—2,235 common shares in 2006 and 164 common shares in 2007	(1,296)	(158)

Total shareholder’s equity	8,269,483	8,686,131

Total liabilities and shareholder’s equity	¥158,825,706	¥153,605,242

See the accompanying notes to Consolidated Financial Statements.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2005, 2006 AND 2007

	2005	2006	2007
	(in millions)
Interest income:
Loans, including fees (Note 7)	¥815,544	¥1,625,596	¥2,500,716
Deposits in other banks	59,267	133,433	231,527
Investment securities:
Interest	222,538	381,482	554,746
Dividends	30,409	36,753	90,585
Trading account assets	30,675	22,327	17,847
Call loans and funds sold	6,958	18,955	25,952
Receivables under resale agreements and securities borrowing transactions	29,116	30,763	22,987

Total	1,194,507	2,249,309	3,444,360

Interest expense:
Deposits	182,777	393,991	756,403
Debentures (Note 14)	351	—	—
Call money and funds purchased	4,976	4,788	22,009
Payables under repurchase agreements and securities lending transactions	49,063	118,575	134,147
Other short-term borrowings and trading account liabilities	53,164	65,473	109,264
Long-term debt	97,767	145,935	257,389

Total	388,098	728,762	1,279,212

Net interest income	806,409	1,520,547	2,165,148
Provision for credit losses (Notes 7 and 8)	123,945	163,416	341,570

Net interest income after provision for credit losses	682,464	1,357,131	1,823,578

Non-interest income:
Fees and commissions (Note 28)	473,445	641,537	847,688
Foreign exchange gains (losses)—net (Note 5)	1,018	(281,447)	(163,651)
Trading account profits (losses)—net (Note 5)	31,316	(91,171)	253,433
Investment securities gains—net (Note 6)	190,454	40,789	170,974
Equity in earnings of equity method investees	6,249	28,799	5,412
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans (Note 17)	—	103,001	—
Gains on sales of loans (Note 7)	608	34,605	13,585
Other non-interest income	92,592	80,736	93,012

Total	795,682	556,849	1,220,453

Non-interest expense:
Salaries and employee benefits (Note 17)	396,166	585,550	643,244
Occupancy expenses—net (Notes 9 and 27)	72,740	95,791	123,431
Fees and commission expenses	77,327	179,608	168,100
Outsourcing expenses, including data processing	72,288	118,205	195,759
Depreciation of premises and equipment (Note 9)	39,902	66,402	96,326
Amortization of intangible assets (Note 10)	58,455	125,081	198,034
Impairment of intangible assets (Note 10)	2,134	207	184,754
Insurance premiums, including deposit insurance	47,893	78,841	101,266
Minority interest in income (loss) of consolidated subsidiaries	38,105	108,935	(7,843)
Communications	25,361	32,962	45,329
Taxes and public charges	25,788	47,824	68,287
Provision for repayment of excess interest (Note 27)	62	12,898	106,242
Other non-interest expenses	98,037	164,524	249,098

Total	954,258	1,616,828	2,172,027

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	523,888	297,152	872,004
Income tax expense (Note 11)	237,296	68,921	410,299

Income from continuing operations before cumulative effect of a change in accounting principle	286,592	228,231	461,705
Income (loss) from discontinued operations—net (Note 3)	1,493	8,973	(817)
Cumulative effect of a change in accounting principle, net of tax (Note 1)	(977)	(8,425)	—

Net income	¥287,108	¥228,779	¥460,888

Income allocable to a preferred shareholder	¥6,716	¥6,999	¥10,963

Net income available to a common shareholder	¥280,392	¥221,780	¥449,925

	(in Yen)
Earnings per share (Notes 21 and 23):
Basic earnings per common share—income from continuing operations available to a common shareholder before cumulative effect of a change in accounting principle	¥55.76	¥30.64	¥44.89
Basic earnings per common share—net income available to a common shareholder	55.87	30.72	44.81
Diluted earnings per common share—income from continuing operations available to a common shareholder before cumulative effect of a change in accounting principle	55.50	27.01	44.21
Diluted earnings per common share—net income available to a common shareholder	55.61	27.07	44.13

See the accompanying notes to Consolidated Financial Statements.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FROM NONOWNER SOURCES

FOR THE FISCAL YEARS ENDED MARCH 31, 2005, 2006 AND 2007

	Gains (Losses) before income tax expense (benefit)	Income tax (expense) benefit	Gains (Losses) net of income tax expense (benefit)
	(in millions)
Fiscal year ended March 31, 2005:
Net income			¥287,108

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities available for sale	¥250,417	¥(101,838)	148,579
Reclassification adjustment for gains included in net income	(241,953)	98,535	(143,418)

Total	8,464	(3,303)	5,161

Net unrealized gains on derivatives qualifying for cash flow hedges	328	(126)	202
Reclassification adjustment for gains included in net income	(847)	324	(523)

Total	(519)	198	(321)

Minimum pension liability adjustments	18,501	(7,613)	10,888

Foreign currency translation adjustments	(6,448)	(7,760)	(14,208)
Reclassification adjustment for losses included in net income	8,872	—	8,872

Total	2,424	(7,760)	(5,336)

Total changes in equity from nonowner sources			¥297,500

Fiscal year ended March 31, 2006:
Net income			¥228,779

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities available for sale	¥1,761,589	¥(716,434)	1,045,155
Reclassification adjustment for gains included in net income	(28,290)	10,591	(17,699)

Total	1,733,299	(705,843)	1,027,456

Net unrealized losses on derivatives qualifying for cash flow hedges	(2,342)	896	(1,446)
Reclassification adjustment for gains included in net income	(441)	169	(272)

Total	(2,783)	1,065	(1,718)

Minimum pension liability adjustments	218,691	(90,358)	128,333

Foreign currency translation adjustments	86,325	(3,066)	83,259
Constructive dividend-in-kind of shares of Mitsubishi UFJ Securities Co., Ltd. to parent company (Note 4)	12,902	—	12,902
Reclassification adjustment for gains included in net income	(5,697)	(2,072)	(7,769)

Total	93,530	(5,138)	88,392

Total changes in equity from nonowner sources			¥1,471,242

Fiscal year ended March 31, 2007:
Net income			¥460,888

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities available for sale	¥664,741	¥(267,443)	397,298
Reclassification adjustment for gains included in net income	(190,008)	77,178	(112,830)

Total	474,733	(190,265)	284,468

Net unrealized losses on derivatives qualifying for cash flow hedges	(3,161)	1,214	(1,947)
Reclassification adjustment for losses included in net income	2,762	(1,056)	1,706

Total	(399)	158	(241)

Minimum pension liability adjustments	(2,542)	1,011	(1,531)

Foreign currency translation adjustments	22,015	(438)	21,577
Reclassification adjustment for gains included in net income	(5,725)	—	(5,725)

Total	16,290	(438)	15,852

Total changes in equity from nonowner sources			¥759,436

See the accompanying notes to Consolidated Financial Statements.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2005, 2006 AND 2007

	2005	2006	2007
	(in millions)
Preferred stock (Note 19):
Balance at beginning of fiscal year	¥122,100	¥247,100	¥125,000
Issuance of new shares of Class 2 preferred stock	125,000	—	—
Conversion of Class 1 preferred stock to common stock	—	(122,100)	—

Balance at end of fiscal year	¥247,100	¥125,000	¥125,000

Common stock (Note 20):
Balance at beginning of fiscal year	¥749,873	¥749,873	¥871,973
Issuance of new shares of common stock by conversion of Class 1 preferred stock	—	122,100	—

Balance at end of fiscal year	¥749,873	¥871,973	¥871,973

Capital surplus (Note 20):
Balance at beginning of fiscal year	¥814,583	¥983,264	¥5,844,289
Issuance of new shares of Class 2 preferred stock (Note 19)	124,479	—	—
Recognition of tax benefit arising from the suspension of the consolidated corporate-tax system (Note 11)	44,641	—	—
Loss on sale of shares of Mitsubishi UFJ Asset Management Co., Ltd. to parent company (Note 4)	(207)	—	—
Merger with UFJ Bank Limited (Note 2)	—	4,625,939	—
Constructive capital contribution from parent company in connection with transfer of shares of Mitsubishi UFJ Securities Co., Ltd. (Note 4)	—	228,498	4,626
Changes in ownership of an affiliated company due to transactions within the MUFG Group	—	3,065	—
Stock-based compensation expense of UnionBanCal Corporation (Note 32)	—	—	3,257
Impact of SFAS No. 123R implementation of UnionBanCal Corporation (Note 32)	—	—	(1,468)
Gains (losses) on sales of shares of parent company’s stock, net of taxes	(256)	937	329
Other—net	24	2,586	28

Balance at end of fiscal year	¥983,264	¥5,844,289	¥5,851,061

Retained earnings appropriated for legal reserve (Note 21):
Balance at beginning of fiscal year	¥190,045	¥190,045	¥190,045

Balance at end of fiscal year	¥190,045	¥190,045	¥190,045

Unappropriated retained earnings (Note 21):
Balance at beginning of fiscal year	¥696,985	¥788,835	¥15,845
Net income	287,108	228,779	460,888
Cash dividends:
Common share—¥34.71 in 2005, ¥157.21 in 2006 and ¥43.52 in 2007 per share	(174,225)	(799,277)	(440,951)
Preferred share (Class 1)—¥82.50 in 2005 and ¥41.25 in 2006 per share	(6,716)	(3,357)	—
Preferred share (Class 2)—¥36.42 in 2006 and ¥60.00 in 2007 per share	—	(3,642)	(6,000)
Preferred share (Class 3)—¥23.85 in 2007 per share	—	—	(570)
Preferred share (Class 4)—¥18.60 in 2007 per share	—	—	(1,483)
Preferred share (Class 5)—¥19.40 in 2007 per share	—	—	(2,910)
Impact of SFAS No.123R implementation of UnionBanCal Corporation (Note 32)	—	—	1,468

Hypothetical dividends under the separate return method (Note 11)	(14,317)	—	—
Constructive dividend-in-kind of shares of Mitsubishi UFJ Securities Co., Ltd. to parent company (Note 4)	—	(194,246)	—
Deferred compensation-restricted stock awards of UnionBanCal Corporation (Note 32)	—	(1,247)	—

Balance at end of fiscal year (Note 34)	¥788,835	¥15,845	¥26,287

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2005, 2006 AND 2007

	2005	2006	2007
	(in millions)
Accumulated other changes in equity from nonowner sources, net of taxes:
Net unrealized gains on investment securities available for sale (Note 6):
Balance at beginning of fiscal year	¥544,266	¥549,427	¥1,576,883
Net change during the fiscal year	5,161	1,027,456	284,468

Balance at end of fiscal year	¥549,427	¥1,576,883	¥1,861,351

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges (Note 24):
Balance at beginning of fiscal year	¥1,371	¥1,050	¥(668)
Net change during the fiscal year	(321)	(1,718)	(241)

Balance at end of fiscal year	¥1,050	¥(668)	¥(909)

Minimum pension liability adjustments (Note 17):
Balance at beginning of fiscal year	¥(153,629)	¥(142,741)	¥(14,408)
Net change during the fiscal year	10,888	128,333	(1,531)
Adjustments to initially apply SFAS No. 158	—	—	15,939

Balance at end of fiscal year	¥(142,741)	¥(14,408)	¥—

Pension liability adjustments (Note 17):
Adjustments to initially apply SFAS No. 158	¥—	¥—	¥83,809

Balance at end of fiscal year	¥—	¥—	¥83,809

Foreign currency translation adjustments:
Balance at beginning of fiscal year	¥(192,738)	¥(198,074)	¥(109,682)
Net change during the fiscal year	(5,336)	88,392	15,852

Balance at end of fiscal year	¥(198,074)	¥(109,682)	¥(93,830)

Balance at end of fiscal year	¥209,662	¥1,452,125	¥1,850,421

Loan receivable for constructive capital contribution from parent company:
Balance at beginning of fiscal year	¥—	¥—	¥(228,498)
Increase in connection with transfer of shares of Mitsubishi UFJ Securities Co., Ltd. to parent company (Note 4)	—	(228,498)	—

Balance at end of fiscal year	¥—	¥(228,498)	¥(228,498)

Parent company’s stock:
Balance at beginning of fiscal year	¥(723)	¥(2,194)	¥(1,296)
Purchase of shares of parent company’s stock	—	—	(18)
Sales of shares of parent company’s stock	708	1,459	1,158
Increase resulting from merger with UFJ Bank Limited	—	(868)	—
Net decrease (increase) resulting from changes in voting interests in its consolidated subsidiaries and affiliated companies	(2,179)	307	(2)

Balance at end of fiscal year	¥(2,194)	¥(1,296)	¥(158)

Total shareholder’s equity	¥3,166,585	¥8,269,483	¥8,686,131

See the accompanying notes to Consolidated Financial Statements.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2005, 2006 AND 2007

	2005	2006	2007
	(in millions)
Cash flows from operating activities:
Net income	¥287,108	¥228,779	¥460,888
Adjustments to reconcile net income to net cash provided by operating activities:
Loss (income) from discontinued operations—net (Note 3)	(1,493)	(8,973)	817
Depreciation and amortization	98,357	191,483	294,360
Impairment of intangible assets (Note 10)	2,134	207	184,754
Provision for credit losses	123,945	163,416	341,570
Government grant for transfer of substitutional portion of Employees’ Pension Fund plans (Note 17)	—	(103,001)	—
Investment securities gains—net	(190,454)	(40,789)	(170,974)
Foreign exchange losses (gains)—net	39,826	193,774	(2,159)
Provision for deferred income tax expense	179,466	4,491	343,340
Decrease (increase) in trading account assets, excluding foreign exchange contracts	(592,927)	363,099	969,071
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	120,688	(930,066)	(636,051)
Decrease (increase) in accrued interest receivable and other receivables	(20,115)	12,752	(111,144)
Increase (decrease) in accrued interest payable and other payables	14,782	(20,425)	91,530
Increase in allowance for repayment of excess interest (Note 27)	—	9,733	92,738
Other—net	24,227	(49,527)	(41,974)

Net cash provided by operating activities	85,544	14,953	1,816,766

Cash flows from investing activities:
Proceeds from sales of investment securities available for sale	28,333,369	38,852,587	29,078,211
Proceeds from maturities of investment securities available for sale	31,662,009	33,248,881	25,434,493
Purchases of investment securities available for sale	(61,433,605)	(70,455,741)	(53,125,538)
Proceeds from maturities of investment securities being held to maturity	7,006	17,510	8,440
Purchases of investment securities being held to maturity	(1,004,347)	(4,698)	(2,657)
Proceeds from sales of other investment securities	18,039	123,615	227,141
Purchases of other investment securities	(185,615)	(26,826)	(106,972)
Net decrease (increase) in loans	(1,075,363)	(1,693,576)	23,827
Net decrease (increase) in interest-earning deposits in other banks	(582,361)	(1,048,401)	735,635
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	548,177	1,090,320	(667,032)
Proceeds from sales of premises and equipment	15,524	12,139	23,446
Capital expenditures for premises and equipment	(38,737)	(72,178)	(88,623)
Purchases of intangible assets	(63,837)	(77,504)	(139,583)
Cash acquired by the merger with UFJ Bank Limited—net (Note 2)	—	5,389,544	—
Other—net	(55,879)	116,784	(12,824)

Net cash provided by (used in) investing activities	(3,855,620)	5,472,456	1,387,964

Cash flows from financing activities:
Net increase (decrease) in deposits	1,597,861	1,972,225	(1,457,104)
Decrease in debentures (Note 14)	(265,957)	—	—
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	(658,412)	(89,528)	789,711
Net increase (decrease) in other short-term borrowings	4,005,183	(6,067,919)	(5,327,949)
Proceeds from issuance of long-term debt	1,130,420	2,808,828	2,778,338
Repayment of long-term debt	(793,904)	(1,897,145)	(2,379,025)
Proceeds from issuance of new shares of preferred stock, net of stock issue expenses	249,479	—	—
Proceeds from sales of preferred stock issued by a subsidiary	—	108,250	—
Proceeds from sales of parent company’s stock	1,074	2,899	829
Dividends paid	(180,941)	(806,276)	(451,914)
Dividends paid to minority interests	(11,643)	(62,264)	(16,640)
Payments for the allocated amount under the consolidated corporate-tax system (Note 11)	(36,257)	(10,916)	—
Net cash received from parent company for the transfer of Mitsubishi UFJ Securities Co., Ltd. (Note 4)	—	197,569	—
Loan provided to parent company for the transfer of Mitsubishi UFJ Securities Co., Ltd. (Note 4)	—	(228,498)	—
Payments for redemption of preferred stock issued by a subsidiary	—	—	(120,000)
Other—net	3,783	(58,044)	(24,760)

Net cash provided by (used in) financing activities	5,040,686	(4,130,819)	(6,208,514)

Effect of exchange rate changes on cash and cash equivalents	(6,810)	23,273	25,681

Net increase (decrease) in cash and cash equivalents	1,263,800	1,379,863	(2,978,103)

Cash and cash equivalents at beginning of fiscal year (including cash and cash equivalents identified as discontinued operations of ¥10,752 million in 2005, ¥13,939 million in 2006 and ¥14,069 million in 2007)	2,764,182	4,027,982	5,407,845

Cash and cash equivalents at end of fiscal year (including cash and cash equivalents identified as discontinued operations of ¥13,939 million in 2005, ¥14,069 million in 2006 and ¥2,194 million in 2007)	¥4,027,982	¥5,407,845	¥2,429,742

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	¥370,193	¥783,653	¥1,263,579
Income taxes, net of refunds	51,718	81,636	55,040
Non-cash investing activities:
Increase of parent company’s stock in exchange for the shares of Diamond Computer Service Co., Ltd. (Note 4)	2,047	—	—
Obtaining assets by entering into capital lease	7,905	26,736	33,905
Merger with UFJ Bank Limited by stock-for-stock exchanges (Note 2):
Noncash assets acquired at fair value	—	71,644,091	—
Liabilities assumed at fair value	—	72,409,416	—

Net	—	(765,325)	—

Non-cash financing activities:
Stocks issued in connection with the merger with UFJ Bank Limited (Note 2)	—	4,625,939	—

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

On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc. (“MTFG”), the parent company of The Bank of Tokyo-Mitsubishi, Ltd. (“BTM”), merged with UFJ Holdings, Inc. (“UFJ Holdings”), the parent company of UFJ Bank Limited (“UFJ Bank”), with MTFG being the surviving entity and MTFG renamed MUFG. The merger was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries were recorded at fair value as of October 1, 2005. Therefore, although the merger of BTM with UFJ Bank occurred and BTM renamed BTMU on January 1, 2006, the results of operations of UFJ Bank and its subsidiaries (the “UFJ Bank Group”) have been included in the accompanying consolidated financial statements since October 1, 2005. Unless otherwise mentioned, numbers for the fiscal years ended March 31, 2005 reflect the results of BTM and its subsidiaries (the “BTM Group”) only. Numbers as of March 31, 2006 reflect the financial position of the BTMU Group while numbers for the fiscal year ended March 31, 2006 comprised the results of the BTM Group for the six months ended September 30, 2005 and the results of the BTMU Group from October 1, 2005 to March 31, 2006. Numbers as of March 31, 2007 and for the fiscal year ended March 31, 2007 reflect the financial position and results of the BTMU Group. See Note 2 for further discussion of the merger.

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

Fiscal periods of certain subsidiaries, which end on or after December 31, and BTMU’s fiscal year, which ends on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2005, 2006 and 2007, the effect of recording intervening events for the three-month periods ended March 31 on BTMU’s proportionate equity in net income of subsidiaries with fiscal periods ended on December 31, would have resulted in a decrease of ¥0.66 billion, an increase of ¥7.68 billion and a decrease of ¥2.43 billion, respectively, to net income. No intervening events occurred during each of the three-month periods ended March 31, 2005, 2006 and 2007 which, if recorded, would have had effects of more than 1% of consolidated total assets, loans, total liabilities, deposits or total shareholder’s equity as of March 31, 2005, 2006 and 2007.

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

Investment Securities—Debt securities for which the BTMU Group has both the positive intent and ability to hold to maturity are classified as Securities being held to maturity and carried at amortized cost. Debt securities that the BTMU Group may not hold to maturity and marketable equity securities, other than those classified as Trading account securities, are classified as Securities available for sale, and are carried at their fair values, with unrealized gains and losses reported on a net-of-tax basis within accumulated other changes in equity from nonowner sources, which is a component of shareholder’s equity. Other investment securities include nonmarketable equity securities carried at their acquisition costs, and also securities held by subsidiaries that are investment companies. Such securities held by those subsidiaries are not within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and are subject to the specialized industry accounting principles in the “AICPA Audit and Accounting Guide Investment Companies” (the “AICPA Guide”) applicable for those subsidiaries. Securities of those subsidiaries are carried at their fair values.

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

Derivative Financial Instruments—The BTMU Group engages in derivative activities involving swaps, forwards, futures, options, and other types of derivative contracts. Derivatives are used in trading activities to generate trading revenues and fee income for its own account and to respond to the customers’ financial needs. Derivatives are also used to manage its market risk exposures to fluctuations in interest and foreign exchange rates, equity and commodity prices, and counterparty credit risk.

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

Loans—Loans originated by the BTMU Group (“originated loans”) are carried at the principal amount outstanding, adjusted for unearned income and deferred net nonrefundable loan fees and costs. Originated loans held and intended for dispositions or sales in secondary markets are transferred to the held-for-sale classification and carried at the lower of cost or estimated fair value generally on an individual loan basis. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the loan as an adjustment of yield using the method that approximates the interest method. Interest income on loans that are not impaired is accrued and credited to interest income as it is earned. Unearned income and discounts or premiums on purchased loans are deferred and recognized over the contractual lives of the loans using a method that approximates the interest method when such purchased loans are outside the scope of Statement of Position (“SOP”) 03-3 issued by the American Institute of Certified Public Accountants (“AICPA”), “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” as described below.

Originated loans are considered impaired when, based on current information and events, it is probable that the BTMU Group will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Originated loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

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

In accordance with SOP 03-3 adopted by the BTMU Group on April 1, 2005, impaired loans acquired for which it is probable that the BTMU Group will be unable to collect all contractual receivables are initially recorded at the present value of amounts expected to be received, and the related valuation allowances are not carried over or created initially. Accretable yield is limited to the excess of the investor’s estimate of undiscounted cash flows over the investor’s initial investment in the loan, and subsequent increases in cash flows expected to be collected are recognized prospectively through adjustment of the loan’s yield over its remaining life after reduction of any remaining allowance for credit losses for the loan established after its acquisition, if

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

any, while any decrease in such cash flows below than those initially expected at acquisition plus additional cash flows expected to be collected arising from changes in estimate after acquisition are recognized as impairments.

Loan Securitization—The BTMU Group securitizes and services commercial and industrial loans in the normal course of business. The BTMU Group accounts for a transfer of loans in a securitization transaction as a sale if it meets relevant conditions for the surrender of control in accordance with SFAS No. 140. Otherwise, the transfer is accounted for as a collateralized borrowing transaction. Interests in loans sold through a securitization accounted for as a sale may be retained in the form of subordinated tranches or beneficial interests. These retained interests are primarily recorded in Securities available for sale. The previous carrying amount of the loans involved in the transfer is allocated between the loans sold and the retained interests based on their relative fair values at the date of the securitization. Since quoted market prices are generally not available, the BTMU Group usually estimates fair value of these retained interests based on the present value of future expected cash flows by using modeling techniques that involve management’s best estimates of key assumptions, which may include default rates, recovery rates, and discount rates. Retained interests that can contractually be prepaid or otherwise settled in such a way that the BTMU Group would not recover substantially all of its investment are accounted for as investment securities available for sale.

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

The formula allowance is calculated for group of loans collectively evaluated for impairments that cannot be attributed to specific loans by applying loss factors to outstanding substandard, special mention and unclassified loans. The evaluation of inherent loss for these loans involves a high degree of uncertainty, subjectivity and judgment. In determining the formula allowance, the BTMU Group, therefore, relies on a statistical analysis that incorporates historical loss factor percentages of total loans outstanding. Corresponding to the periodic impairment identification and self-assessment process, the estimation of the formula allowance is back-tested by comparing the allowance with the actual results subsequent to the balance sheet date. The results of such back-testing are evaluated by management to determine whether the manner and level of formula allowance need to be changed in subsequent years.

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

Premises and Equipment—Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to operations over the estimated useful lives of the related assets. Leasehold improvements are depreciated over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Depreciation of premises and equipment is computed under the declining-balance method with respect to premises and equipment of BTMU and certain subsidiaries, and under

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the straight-line method with respect to premises and equipment of other subsidiaries, at rates principally based on the following estimated useful lives:

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

Asset retirement obligations related to restoration of certain leased properties upon lease termination are recorded in Other liabilities with a corresponding increase in leasehold improvements. The amounts represent the present value of expected future cash flows associated with returning such leased properties to their original condition. The difference between the gross and present value of expected future cash flows is accreted over the life of the related leases as a non-interest expense.

Goodwill—The BTMU Group reports the excess of the cost of investments in subsidiaries over its share of the fair value of net assets at the date of acquisition as Goodwill. Goodwill related to investments in equity method investees is included in Other assets as a part of the carrying amount of investments in equity method investees.

Goodwill arising from a business combination is not amortized but is subject to an annual impairment test. Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. A reporting unit is an operating segment, or an identified business unit one level below an operating segment. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its implied fair value.

Intangible assets—Intangible assets consist of software, core deposit intangibles, customer relationships, trade names and other intangible assets. These are amortized over their estimated useful lives unless they have indefinite useful lives. Amortization of intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets as follows:

	Useful lives (years)	Amortization method
Software	2 to 10	Straight-line
Core deposit intangibles	4 to 18	Declining-balance
Customer relationships	7 to 30	Declining-balance
Trade names	12 to 20	Straight-line

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

Accrued Severance and Pension Liabilities—The BTMU Group has defined benefit pension plans and other postretirement benefit plans, including severance indemnities plans. The liabilities related to these plans are computed and recognized based on actuarial computations. Unrecognized net actuarial gains and losses that arise from differences between actual experiences and assumptions are generally amortized over the average remaining service period of participating employees if it exceeds the corridor, which is defined as the greater of 10% of plan assets or the projected benefit obligation. Prior to the adoption of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” an excess of the accumulated benefit obligation over the plan assets was recognized in the consolidated balance sheets as the minimum liability, and a corresponding intangible assets was recognized up to the amount equal to the total of unrecognized prior service cost and unrecognized net obligation at transition. To the extent that the minimum liability exceeds the intangible asset, it was recognized in accumulated other changes in equity from nonowner sources. The costs of the plans, based on actuarial computations of current and future employee benefits, were charged to Salaries and employee benefits.

The BTMU Group adopted the recognition provisions of SFAS No. 158 as of March 31, 2007. See Accounting Changes—Defined Benefit Pension and Other Postretirement Plans and Note 17 for further information.

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

Allowance for repayment of excess interest—The BTMU Group maintains an allowance for repayment of excess interest, under SFAS No. 5, “Accounting for Contingencies,” based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile and recent trend of borrowers’ demand for reimbursement. The allowance is recorded as a liability in Other liabilities.

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

Income Taxes—The provision for income taxes is determined using the asset and liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net tax effects of (1) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (2) operating loss and tax credit carryforwards. A valuation allowance is recognized for any portion of the deferred tax assets where it is considered more likely than not that it will not be realized. The provision for deferred taxes is based on the change in the net deferred tax asset or liability during the fiscal year.

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

Earnings per Common Share—Basic earnings per share (“EPS”) excludes dilutive effects of potential common shares and is computed by dividing income available to a common stock shareholder by the weighted average number of common shares outstanding for the period, while diluted EPS gives effect to all dilutive potential common shares that were outstanding during the period. See Note 23 for the computation of basic and diluted EPS.

Parent Company’s Stock—The BTMU Group presents its parent company’s stock as a reduction of shareholder’s equity on the consolidated balance sheets at cost and accounts for parent company’s stock transactions under the average cost method. Gains (losses) on sales of the parent company’s stock are charged to capital surplus.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation—Certain subsidiaries of BTMU have stock-based compensation plans, which are described more fully in Note 32. For the fiscal years ended March 31, 2005 and 2006, as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation,” compensation expense was recognized using the intrinsic value-based method of valuing stock options prescribed in Accounting Principles Board Opinions (“APB”) No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Under the intrinsic value-based method, compensation expense was measured as the amount by which the quoted market price of these subsidiaries’ stock at the date of grant exceeded the stock option exercise price. On April 1, 2006, the BTMU Group adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No.123R”). See Accounting Changes —Share-Based Payment and Note 32 for further information.

Had the employee stock-based compensation plans been accounted for under the fair value method of SFAS No. 123, the BTMU Group’s compensation expense, net income, and net income per share would have been the pro forma amounts indicated in the following table:

	For the fiscal years ended March 31,
	2005	2006
	(in millions)
Reported net income	¥287,108	¥228,779
Add: Stock-based employee compensation expense (included in reported net income, net of tax)	16	322
Less: Stock-based employee compensation expense (determined under fair value based method for all awards, net of tax)	(1,677)	(1,688)

Pro forma net income, after stock-based employee compensation expense	¥285,447	¥227,413

Basic earnings per common share—net income available to a common shareholder:	(in Yen)
Reported	¥55.87	¥30.72
Pro forma	55.53	30.53
Diluted earnings per common share—net income available to a common shareholder:
Reported	55.61	27.07
Pro forma	55.27	26.91

Reclassifications

Certain reclassifications and format changes have been made to the consolidated financial statements for the fiscal years ended March 31, 2005 and 2006 to conform to the presentation for the fiscal year ended March 31, 2007.

These reclassifications and format changes include 1) the presentation of “Outsourcing expenses, including data processing,” “Depreciation of premises and equipment,” “Impairment of intangible assets,” “Taxes and public charges” and “Provision for repayment of excess interest” as separate line items in the consolidated statements of income, and 2) the presentation of “Impairment of intangible assets,” “Increase in allowance for repayment of excess interest” and “Purchases of intangible assets” as separate line items in the consolidated statements of cash flows.

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

In December 2003, the FASB issued FIN No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN No. 46R”). FIN No. 46R modified FIN No. 46 in certain respects, including the scope exception, the definition of VIEs, and other factors that effect the determination of VIEs and primary beneficiaries that must consolidate VIEs. FIN No. 46R, as written, applies to VIEs created before February 1, 2003 no later than the end of the first reporting period that ends after March 15, 2004, and to all special purpose entities no later than the first reporting period that ends after December 15, 2003. Subsequent to the issuance of FIN No. 46R, the Chief Accountant of the U.S. Securities and Exchange Commission (“SEC”) stated the SEC staff’s position in a letter to the AICPA dated March 3, 2004, that the SEC staff did not object to the conclusion that FIN No. 46R should not be required to be applied at a date earlier than the original FIN No. 46 and that foreign private issuers would be required to apply FIN No. 46R at various dates depending on the entity’s year-end and the frequency of interim reporting. In accordance with the letter, the BTMU Group adopted FIN No. 46R on April 1, 2004, except for certain investment companies, for which the effective date of FIN No. 46R was deferred. Under FIN No. 46R, any difference between the net amount added to the balance sheet and the amount of any previously recognized interest in the VIE is recognized as a cumulative effect of a change in accounting principle. The cumulative effect of the change in accounting principle was to decrease net income by ¥977 million for the fiscal year ended March 31, 2005. See Note 26 for further discussion of VIEs in which the BTMU Group holds variable interests.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Had the asset retirement obligations been accounted for under FIN No. 47 at the inception of operating leases requiring restoration, the BTMU Group’s net income and net income per share would have been the pro forma amounts indicated in the following table:

	For the fiscal years ended March 31,
	2005	2006
	(in millions)
Reported net income	¥287,108	¥228,779
Cumulative effect of a change in accounting principle related to adoption of FIN No. 47, net of taxes:
Reported	—	8,425
Pro forma	570	410

Pro forma net income, after cumulative effect of a change in accounting principle related to adoption of FIN No. 47, net of taxes	¥286,538	¥236,794

Basic earnings per common share—net income available to a common shareholder:	(in Yen)
Reported	¥55.87	¥30.72
Pro forma	55.75	31.83
Diluted earnings per common share—net income available to a common shareholder:
Reported	55.61	27.07
Pro forma	55.49	28.06

Share-Based Payment—In December 2004, the FASB issued SFAS No. 123R. SFAS No. 123R replaces SFAS No. 123, and supersedes APB No. 25. In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107, which provides interpretive guidance on SFAS No. 123R. SFAS No. 123 preferred a fair-value-based method of accounting for share-based payment transactions with employees, but it permitted the option of continuing to apply the intrinsic-value-based measurement method in APB No. 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. SFAS No. 123R eliminates the alternative to use the intrinsic value method of accounting and requires entities to recognize the costs of share-based payment transactions with employees based on the grant-date fair value of those awards over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123R is effective as of the beginning of the fiscal year or interim period beginning after June 15, 2005. The BTMU Group adopted SFAS No. 123R on April 1, 2006 under the modified prospective method, which resulted in a decrease in income from continuing operations before income tax expense of ¥1,969 million and a decrease in income from continuing operations, net of taxes, of ¥1,026 million for the fiscal year ended March 31, 2007, which includes estimated forfeitures for restricted stock and the amortization of compensation costs related to unvested stock options. The corresponding impact to both basic and diluted earnings per share was a reduction of ¥0.10 per share for the fiscal year ended March 31, 2007. The adoption of SFAS No. 123R did not have a material impact on the BTMU Group’s cash flows. See Note 32 for a further discussion of the adoption of SFAS No. 123R and stock-based compensation plans.

Exchanges of Nonmonetary Assets—In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” The guidance in APB No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. The BTMU Group adopted SFAS No. 153 on April 1, 2006, which did not have a material impact on its financial position and results of operations.

Accounting Changes and Error Corrections—In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 replaces APB No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principles. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted. The BTMU Group adopted SFAS No. 154 on April 1, 2006, which did not have a material impact on its financial position and results of operations.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments—In November 2005, the FASB staff issued an FASB Staff Position (“FSP”) on SFAS No. 115 and SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations.” This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than temporary impairments. The guidance in this FSP is applicable for certain investments such as debt and equity securities that are within the scope of SFAS No. 115 and equity securities that are not subject to the scope of SFAS No. 115 and No. 124 and not accounted for under the equity method pursuant to APB No. 18, “The Equity Method of Accounting for Investments in Common Stock,” and related interpretations. This FSP nullifies the requirements of paragraphs 10-18 of the FASB Emerging Issues Task Force (the “EITF”) Issue 03-1 and supersedes EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” This FSP carries forward the requirements of paragraphs 8 and 9 of EITF Issue 03-1 with respect to cost-method investments, and carries forward the disclosure requirements included in paragraphs 21 and 22 of EITF Issue 03-1. Also, the guidance in this FSP amends SFAS No. 115, SFAS No. 124 and APB No. 18. The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005, with earlier application permitted. The BTMU Group adopted the FSP on April 1, 2006, which did not have a material impact on its financial position and results of operations.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2003, BTMU submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved in August 2003. In August 2004, BTMU made another application for transfer to the government of the remaining substitutional portion and the application was approved in November 2004. The substitutional obligation and related plan assets were transferred to a government agency in March 2005 and BTMU was released from paying the substitutional portion of the benefits to its employees. The completion of the transfer to the Japanese Government of the substitutional portion of the employee pension plan constituted a settlement of such plan. However, since there remains a defined benefit plan and the settlement occurred subsequent to December 31, 2004 (the measurement date of such plan), the BTMU Group recognized net gains of ¥34,965 million as a result of the transfer / settlement for the fiscal year ended March 31, 2006. See Note 17 for further discussion.

Effects of Prior Year Misstatements on Current Year Financial Statements—In September 2006, the SEC staff issued SAB No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 provides guidance on quantifying and evaluating the materiality of unrecorded misstatements. It requires the use of both the “iron curtain” and “rollover” approaches in quantifying and evaluating the materiality of a misstatement. Under the iron curtain approach, the error is quantified as the cumulative amount by which the current year balance sheet is misstated. The rollover approach quantifies the error as the amount by which the current year income statement is misstated. If either approach results in a material misstatement, financial statement adjustments are required. SAB No. 108 is effective for financial statements issued for fiscal years ending after November 15, 2006. Early adoption is encouraged in interim periods which are part of a fiscal year ending after November 15, 2006. The BTMU Group adopted SAB No. 108 as of March 31, 2007, which did not have a material impact on its financial position and results of operations.

Defined Benefit Pension and Other Postretirement Plans—In September 2006, the FASB issued SFAS No. 158. SFAS No. 158 requires entities to recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement plans in its consolidated statement of financial position and recognize changes in the funded status of defined benefit pension and other postretirement plans in the year in which the changes occur in comprehensive income. SFAS No. 158 clarifies that defined benefit assets and obligations should be measured as of the date of the entity’s fiscal year-end statement of financial positions. SFAS No. 158 also requires additional disclosure information related to certain effects on the net periodic benefit costs and credits, and transition assets or obligations. The requirement to recognize the funded status as of the date of the statement of financial position is effective for fiscal years ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the statement of financial position is effective for fiscal years ending after December 15, 2008. The BTMU Group adopted the recognition provisions of SFAS No. 158 as of March 31, 2007. The adoption of SFAS No. 158, which had no impact on how the BTMU Group determines its net periodic benefit costs, did have the effect of increasing shareholder’s equity by ¥99,748 million, net of taxes, which was recorded in accumulated other changes in equity from nonowner sources.

Recently Issued Accounting Pronouncements

Accounting for Certain Hybrid Financial Instruments—In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140 and resolves issues addressed in SFAS No. 133 Implementation Issue D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

principal-only strips are not subject to the requirements of SFAS No. 133. SFAS No. 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The BTMU Group has not completed the study of what effect SFAS No. 155 will have on its financial position and results of operations.

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

Uncertainty in Income Taxes—In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 requires recognition of a tax benefit to the extent of management’s best estimate of the impact of a tax position, provided it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The BTMU Group will adopt the provisons of FIN No. 48 on April 1, 2007. The impact of adopting FIN No.48 is not expected to be significant on its financial position and results of operations.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Leveraged Leases—In July, 2006, the FASB issued an FSP on SFAS No. 13, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction.” This FSP requires if, during the lease term, the projected timing of the income tax cash flows generated by a leveraged lease is revised, the rate of return and the allocation of income shall be recalculated from the inception of the lease. At adoption, the cumulative effect of applying the provisions of this FSP shall be reported as an adjustment to the beginning balance of retained earnings as of the beginning of the period in which this FSP is adopted. This FSP shall be applied to fiscal years beginning after December 15, 2006. The BTMU Group will adopt the provisions of this FSP on April 1, 2007. The BTMU Group estimates that the cumulative effect of adopting this FSP will be to reduce the beginning balance of retained earnings by approximately ¥6 billion, net of taxes. The reduction to retained earnings at adoption will be recognized in interest income over the remaining terms of the affected leases as tax benefits are realized.

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

Fair Value Option for Financial Assets and Financial Liabilities—In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No 115.” SFAS No. 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to certain conditions. The BTMU Group has not completed the study of what effect SFAS No. 159 will have on its financial position and results of operations.

Investment Company Accounting—In June 2007, the AICPA issued SOP 07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies.” SOP 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Guide. The statement also addresses whether the specialized industry accounting principles of the AICPA Guide should be retained by a parent company in consolidation or by an investor that has the ability to exercise significant influence over the investment company and applies the equity method of accounting to its investment in the entity. SOP 07-1 is effective for fiscal years beginning on or after December 15, 2007, with earlier application encouraged. In addition, in May 2007, the FASB issued an FSP

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FIN No. 46R-7, “Application of FIN No. 46R to Investment Companies,” which amends FIN No. 46R to make permanent the temporary deferral of the application of FIN No. 46R to entities within the scope of the revised audit guide under SOP 07-1. The BTMU Group has not completed the study of what effect SOP 07-1 and FSP FIN No. 46R-7 will have on its financial position and results of operations.

2.    BUSINESS COMBINATION

Merger with UFJ Bank

Pursuant to the merger agreement dated April 20, 2005 between MTFG and UFJ Holdings and their respective subsidiaries, BTM merged with UFJ Bank on January 1, 2006 and was renamed BTMU. MTFG, the parent company of BTM completed its merger with UFJ Holdings on October 1, 2005 and therefore the results of the UFJ Bank Group’s operations have been included in the consolidated financial statements subsequent to October 1, 2005.

The UFJ Bank Group was one of Japan’s leading providers of financial services with a competitive domestic position in the Nagoya and Osaka areas, as well as a client base of small and medium-sized enterprises and retail customers which complements BTM’s subsidiaries. These anticipated synergies contributed to a purchase price that resulted in the recognition of goodwill.

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

Purchase Price Allocation

The merger was accounted for under the purchase method of accounting in accordance with SFAS No. 141, “Business Combinations” and the accounting was based on the push-down concept because BTM was a wholly-owned subsidiary of MTFG. Thus, the assigned value to the equity interests issued was based on the relative fair value of the UFJ Bank Group to the total purchase price of the UFJ Holdings Group of ¥4,406,146 million determined by MTFG. The purchase price of the UFJ Bank Group amounted to ¥4,627,995 million, of which ¥4,625,939 million was recorded in capital surplus relating to merger with UFJ Bank, and direct acquisition costs of ¥2,056 million were included in the purchase price.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The purchase price of the UFJ Bank Group was allocated to the assets acquired and liabilities assumed based on their estimated fair values as of October 1, 2005, as summarized below:

(in millions)
Total purchase price	¥4,627,995
Less (add):
Shareholder’s equity of the UFJ Bank Group	2,738,866
The UFJ Bank Group’s goodwill and other intangible assets	(2,496,906)
Estimated adjustments to reflect assets acquired at fair value:
Investment securities	311,414
Net loans	464,660
Premises and equipment	25,655
Intangible assets	997,822
Deferred tax assets	1,294,922
Others	(21,379)
Estimated adjustments to reflect liabilities assumed at fair value:
Long-term debt	(602,742)
Deferred tax liabilities	9,778
Others	204,866

Total fair value of net assets acquired	2,926,956

Goodwill	¥1,701,039

See Note 10 for the amount of goodwill by reportable segment.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed statement of net assets acquired

The following condensed statement of net assets acquired reflects the fair value of the assets and liabilities of the UFJ Bank Group as of October 1, 2005:

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

The estimated useful lives of the intangible assets at October 1, 2005 were as follows:

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

	For the fiscal years ended March 31,
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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.    DISCONTINUED OPERATIONS

During the fiscal year ended March 31, 2006, UnionBanCal Corporation (“UNBC”), a U.S. subsidiary of BTMU whose results were reported as a separate business segment, signed a definitive agreement to sell its international correspondent banking operations to Wachovia Bank, N.A., effective October 6, 2005, and the principal legal closing of the transaction took place on the same day with UNBC receiving ¥25,220 million in cash from Wachovia Bank, N.A. At the principal closing, no loans or other assets were acquired by Wachovia Bank, N.A., and no liabilities were assumed. UNBC continued to operate the international business over a transition period of several months. All of UNBC’s offices designated for disposal were closed as of June 30, 2006. The remaining assets included deposits with banks awaiting approval for repatriation of capital and unremitted profits and loans that are maturing in 2008. During the fiscal year ended March 31, 2007, UNBC received an additional ¥466 million as a contingent purchase price payment. The remaining liabilities primarily consisted of accrued expenses, which will be settled when due.

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

Interest expense was attributed to discontinued operations based on average net assets. The amount of interest expense allocated to discontinued operations for the fiscal years ended March 31, 2005, 2006 and 2007 was ¥87 million, ¥1,708 million and ¥209 million, respectively.

The severance reserve balances at March 31, 2006 and 2007 were ¥2,562 million and ¥238 million, respectively. The decrease of ¥2,324 million from March 31, 2006 primarily related to cash payments to employees.

At March 31, 2006 and 2007, the assets and liabilities identified as discontinued operations were comprised of the following:

	2006	2007
	(in millions)
Assets:
Cash and due from banks	¥14,069	¥2,194
Interest-earning deposits in other banks	16,384	—
Loans, net of allowance for credit losses	85,492	159
Customers’ acceptance liability	5,031	45
Other	3,537	37

Assets of discontinued operations to be disposed or sold	¥124,513	¥2,435

Liabilities:
Deposits—Overseas offices:
Non-interest bearing	¥52,772	¥—
Interest-bearing	54,515	—

Total deposits	107,287	—

Bank acceptances outstanding	5,031	45
Other	6,444	501

Liabilities of discontinued operations to be extinguished or assumed	¥118,762	¥546

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of income from discontinued operations for the fiscal years ended March 31, 2005, 2006 and 2007 were as follows:

	2005	2006	2007
	(in millions)

Total revenue	¥12,202	¥14,141	¥1,604

Income (loss) from discontinued operations	¥3,936	¥(2,563)	¥(2,451)
Gains on disposal	—	25,220	466
Minority interest in income (loss) of consolidated subsidiaries	941	5,607	(434)
Income tax expense (benefit)	1,502	8,077	(734)

Income (loss) from discontinued operations—net	¥1,493	¥8,973	¥(817)

4.    OTHER RESTRUCTURING OF THE GROUP COMPANIES

Diamond Computer Service Co., Ltd.

In December 2004, MUFG acquired 100% of Diamond Computer Service Co., Ltd. (“DCS”), a former equity method investee, which provides data processing and IT development services, through a share exchange. 26,205 shares of MUFG common stock were issued in exchange for all of the outstanding shares of DCS’s common stock based on the exchange ratio of 0.00135 shares of MUFG common stock for each share of DCS’s common stock. Such MUFG’s common stock held by the BTMU Group and affiliated companies is presented as parent company’s stock in the consolidated balance sheets.

Mitsubishi UFJ Asset Management Co., Ltd.

In October 2004, Mitsubishi Asset Management Co., Ltd. (“MAM”) was formed by the merger of Tokyo-Mitsubishi Asset Management Ltd., a subsidiary of BTM, and Mitsubishi Trust Asset Management Co., Ltd., a subsidiary of Mitsubishi Trust. Following the merger, in December 2004, BTM sold certain shares of MAM to MTFG, resulting in MAM becoming an equity method investee. Loss on the sale was charged to capital surplus, with related income tax effects, in the consolidated statements of shareholder’s equity. On October 1, 2005, MAM merged with UFJ Partners Asset Management Co., Ltd. and was renamed to Mitsubishi UFJ Asset Management Co., Ltd.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    TRADING ACCOUNT ASSETS AND LIABILITIES

The following table shows trading account assets and liabilities, carried at estimated fair value, at March 31, 2006 and 2007. For trading derivative contracts executed under legally enforceable master netting agreements, related assets and liabilities are bilaterally offset and reported net by each counterparty.

	2006	2007
	(in millions)
Trading account assets:
Trading securities:
Japanese government, prefectural and municipal bonds	¥1,102,044	¥222,551
Commercial paper	1,588,558	1,449,500
Equity securities, foreign governments bonds and other securities	1,127,892	1,166,161

Total	3,818,494	2,838,212

Trading derivative assets:
Interest rate contracts:
Forwards and futures	10,844	12,213
Swaps and swap-related products	4,396,584	3,279,781
Options purchased	178,667	143,489

Total	4,586,095	3,435,483

Foreign exchange contracts:
Forwards and futures	596,349	779,172
Swaps	382,408	441,526
Options purchased	290,812	368,142

Total	1,269,569	1,588,840

Other contracts, mainly equity and credit-related contracts	247,005	196,502
Offsetting of derivatives with the same counterparty under master netting agreements	(4,041,535)	(3,981,760)

Total	¥5,879,628	¥4,077,277

Trading account liabilities:
Trading securities sold, not yet purchased	¥62,525	¥11,382
Trading derivative liabilities:
Interest rate contracts:
Forwards and futures	11,266	12,579
Swaps and swap-related products	4,522,797	3,206,910
Options written	174,381	137,272

Total	4,708,444	3,356,761

Foreign exchange contracts:
Forwards and futures	461,639	627,240
Swaps	381,114	436,916
Options written	441,169	561,207

Total	1,283,922	1,625,363

Other contracts, mainly equity and credit-related contracts	246,191	198,657
Offsetting of derivatives with the same counterparty under master netting agreements	(4,041,535)	(3,981,760)

Total	¥2,259,547	¥1,210,403

See Note 31 for the methodologies and assumptions used to estimate fair values.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The BTMU Group performs trading activities through market-making, sales and arbitrage, while maintaining risk levels within appropriate limits in accordance with its risk management policy. Net trading gains (losses) for the fiscal years ended March 31, 2005, 2006 and 2007 were comprised of the following:

	2005	2006	2007
	(in millions)
Interest rate and other derivative contracts	¥(20,271)	¥(212,679)	¥171,040
Trading account securities, excluding derivatives	51,587	121,508	82,393

Trading account profits (losses)—net	31,316	(91,171)	253,433
Foreign exchange derivative contracts	(2,602)	19,407	(9,210)

Net trading gains (losses)	¥28,714	¥(71,764)	¥244,223

6.    INVESTMENT SECURITIES

The amortized costs and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2006 and 2007 were as follows:

	2006				2007
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥21,922,264	¥2,326	¥2,049	¥21,922,541	¥18,583,336	¥40,060	¥7,955	¥18,615,441
Japanese prefectural and municipal bonds	235,623	334	121	235,836	228,907	1,728	172	230,463
Foreign governments and official institutions bonds	1,748,765	23,561	7,762	1,764,564	3,124,826	74,585	6,902	3,192,509
Corporate bonds	5,802,433	78,913	7,988	5,873,358	5,305,168	136,343	2,839	5,438,672
Mortgage-backed securities	2,539,850	82,931	18,104	2,604,677	2,614,577	76,725	14,206	2,677,096
Other debt securities	564,537	11,087	1,028	574,596	2,514,692	60,533	3,318	2,571,907
Marketable equity securities	3,794,791	2,919,455	4,367	6,709,879	3,683,629	3,186,477	6,058	6,864,048

Total	¥36,608,263	¥3,118,607	¥41,419	¥39,685,451	¥36,055,135	¥3,576,451	¥41,450	¥39,590,136

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥2,052,541	¥42	¥14,778	¥2,037,805	¥2,053,629	¥28	¥7,136	¥2,046,521
Foreign governments and official institutions bonds	10,239	322	87	10,474	11,095	352	39	11,408
Corporate bonds	45,710	—	18	45,692	40,233	576	—	40,809
Other debt securities	8,156	14	3	8,167	1,997	—	—	1,997

Total	¥2,116,646	¥378	¥14,886	¥2,102,138	¥2,106,954	¥956	¥7,175	¥2,100,735

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment securities other than securities available for sale or being held to maturity (i.e., nonmarketable equity securities presented in Other investment securities) were primarily carried at cost of ¥721,237 million and ¥552,775 million, at March 31, 2006 and 2007, respectively, because their fair values were not readily determinable. The BTMU Group periodically monitors the status of each investee including the credit ratings and changes in the BTMU Group’s share of net assets in the investees as compared with its shares at the time of investment, or utilizes commonly accepted valuation models for certain nonmarketable equity securities issued by public companies which are convertible to marketable common stock in the future, to determine if impairment losses, if any, are to be recognized on these nonmarketable securities. The impairment of cost-method investments is not estimated when valuation models are not applicable if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. Investment securities held by certain subsidiaries subject to specialized industry accounting principles in the AICPA Guide presented in Other investment securities were carried at fair value of ¥6,248 million and ¥6,872 million at March 31, 2006 and 2007, respectively

See Note 31 for the methodologies and assumptions used to estimate the fair values.

The amortized cost and estimated fair values of debt securities being held to maturity and the estimated fair values of debt securities available for sale at March 31, 2007 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final maturities.

	Held-to-maturity		Available-for-sale
	Amortized cost	Estimated fair value	Estimated fair value
	(in millions)
Due in one year or less	¥489,268	¥488,942	¥10,620,075
Due from one year to five years	1,538,122	1,532,663	11,683,992
Due from five years to ten years	29,777	30,250	3,533,944
Due after ten years	49,787	48,880	6,888,077

Total	¥2,106,954	¥2,100,735	¥32,726,088

For the fiscal years ended March 31, 2005, 2006 and 2007, gross realized gains on sales of investment securities available for sale were ¥293,865 million, ¥331,568 million and ¥235,624 million, respectively, and gross realized losses on sales of investment securities available for sale were ¥29,151 million, ¥50,732 million and ¥18,151 million, respectively.

For the fiscal years ended March 31, 2005, 2006 and 2007, losses resulting from write-downs of investment securities to reflect the decline in value considered to be other than temporary were ¥83,144 million, ¥310,022 million and ¥142,817 million, respectively, which were included in Investment securities gains—net in the consolidated statements of income. The losses of ¥310,022 million for the fiscal year ended March 31, 2006 included losses of ¥172,685 million from Japanese national government bonds classified as available for sale.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the unrealized gross losses and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2006 and 2007 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2006:	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥128,858	¥2,049	¥—	¥—	¥128,858	¥2,049	11
Japanese prefectural and municipal bonds	3,432	121	—	—	3,432	121	1
Foreign governments and official institutions bonds	547,366	6,718	46,502	1,044	593,868	7,762	178
Corporate bonds	436,928	7,988	—	—	436,928	7,988	44
Mortgage-backed securities	470,672	6,242	321,353	11,862	792,025	18,104	305
Other debt securities	75,157	436	19,144	592	94,301	1,028	90
Marketable equity securities	68,499	4,305	100	62	68,599	4,367	47

Total	¥1,730,912	¥27,859	¥387,099	¥13,560	¥2,118,011	¥41,419	676

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥1,948,454	¥14,778	¥—	¥—	¥1,948,454	¥14,778	17
Foreign governments and official institutions bonds	4,669	87	—	—	4,669	87	16
Corporate bonds	1,195	18	—	—	1,195	18	4
Other debt securities	231	3	—	—	231	3	1

Total	¥1,954,549	¥14,886	¥—	¥—	¥1,954,549	¥14,886	38

	Less than 12 months		12 months or more		Total
At March 31, 2007:	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥7,290,850	¥7,955	¥—	¥—	¥7,290,850	¥7,955	36
Japanese prefectural and municipal bonds	18,510	172	—	—	18,510	172	2
Foreign governments and official institutions bonds	825,321	6,022	74,270	880	899,591	6,902	204
Corporate bonds	397,612	2,839	—	—	397,612	2,839	2,353
Mortgage-backed securities	277,424	1,352	436,003	12,854	713,427	14,206	333
Other debt securities	240,893	2,964	28,579	354	269,472	3,318	60
Marketable equity securities	47,874	6,058	—	—	47,874	6,058	18

Total	¥9,098,484	¥27,362	¥538,852	¥14,088	¥9,637,336	¥41,450	3,006

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥602,905	¥747	¥1,234,033	¥6,389	¥1,836,938	¥7,136	19
Foreign governments and official institutions bonds	—	—	749	39	749	39	1

Total	¥602,905	¥747	¥1,234,782	¥6,428	¥1,837,687	¥7,175	20

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The BTMU Group has determined that unrealized losses on investments at March 31, 2006 and 2007 are temporary based on its ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairments. Impairment is evaluated considering various factors, and their relative significance varies from case to case. The BTMU Group’s review includes, but is not limited to, consideration of the following factors:

The length of time that fair value of the investment has been below cost—The BTMU Group generally deems a continued decline of fair value below cost for six months or more to be other than temporary. Certain securities held by BTMU and certain subsidiaries, which primarily consist of debt securities issued by the Japanese national government and generally considered to be of minimal credit risk, were determined not to be impaired in some cases, on the basis of the respective entity’s ability and positive intent to hold such securities to maturity. Certain securities held by UNBC, which primarily consist of debt securities backed by the full faith and credit of the U.S. government and corporate asset-backed and debt securities, were determined not to be impaired in some cases, on the basis of a cash flow analysis of such securities and/or UNBC’s ability to hold such securities to maturity.

As shown in the table above, there were no material unrealized losses that have been in a continuous loss position for 12 months or more, except for unrealized losses on certain foreign governments and official institutions bonds, mortgage-backed securities and other debt securities held by UNBC at March 31, 2007. Foreign governments and official institutions bonds in an unrealized loss position for 12 months or more were issued by one of the several Government-Sponsored Enterprises (“GSEs”). These securities were issued with a stated interest rate and mature in less than five years. All of the unrealized losses on these securities resulted from rising interest rates subsequent to purchase. Unrealized losses will decline as interest rates fall below the purchased yield and as the securities approach maturity. Since UNBC has the ability and positive intent to hold the securities until recovery of the carrying value, which could be maturity, the unrealized loss is considered temporary. Mortgage-backed securities in an unrealized loss position for 12 months or more are primarily securities guaranteed by a GSE. These securities are collateralized by residential mortgage loans and may be prepaid at par prior to maturity. All of the unrealized losses on the mortgage-backed securities resulted from rising interest rates subsequent to purchase. Because the likelihood of credit loss is remote, the securities are excluded from the periodic evaluation of other-than-temporary impairment. Other debt securities in an unrealized loss position for 12 months or more primarily consisted of collateralized loan obligations held by UNBC. Unrealized losses on such securities arise from rising interest rates, widening credit spreads, credit quality of the underlying collateral, and the market’s opinion of the performance of the fund managers. Based on the cash flow analysis set out above, such unrealized losses are determined to be temporary in nature.

The extent to which the fair value of investments has been below cost as of the end of the reporting period—The BTMU Group’s investment portfolio is exposed to volatile equity prices affected by many factors including investors’ perspectives as to future economic factors and the issuers’ performance, as well as cyclical market price fluctuation due to changes in market interest rates, foreign exchange rates, and changes in credit spreads etc. In view of the diversity and volume of equity investments as well as the fact that the majority of investments in debt securities are in high-grade fixed-rate bonds, including sovereign bonds, the BTMU Group generally deems the decline in fair value below cost of 20% or more as an indicator of an other than temporary decline in fair value.

The financial condition and near-term prospects of the issuer—The BTMU Group considers the financial condition and near-term prospects of the issuer primarily based on the credit standing of the issuers as determined by its credit rating system.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Banks’ Shareholdings Purchase Corporation

Under a Japanese law forbidding banks from holding marketable equity securities in excess of their Tier I capital after September 30, 2006, the Banks’ Shareholdings Purchase Corporation (“BSPC”) was established in January 2002 in order to soften the impact on the stock market of sales of cross-shareholdings. BSPC began accepting share offers from financial institutions on February 15, 2002. It has been funded by financial institutions, including BTMU, which made initial contributions of ¥1,400 million (“preferred contributions”). BSPC will be disbanded when it sells all shares that it purchased from financial institutions, or by March 31, 2017, at the latest.

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

At the establishment of BSPC in January 2002, BTMU paid ¥1,400 million to BSPC as preferred contributions. At the time of the sales, BTMU made subordinated contributions to the Special Account of ¥1,164 million for the fiscal year ended March 31, 2002. For the fiscal year ended March 31,2003, BTMU evaluated its preferred contributions of ¥1,400 million and subordinated contributions of ¥1,164 million for impairment, and the recognized an impairment loss of ¥2,564 million. On October 1, 2005, the BTMU Group acquired, at fair value, the preferred and subordinated contributions of UFJ Bank to BSPC for ¥3,200 million and ¥8,595 million, respectively.

BTMU sold marketable equity securities to BSPC with aggregate market values of ¥59,120 million, ¥3,537 million and nil, respectively, during the fiscal years ended March 31, 2005, 2006 and 2007. Also, BTMU made loans to BSPC to fund its purchases of marketable equity securities. Such loans to BSPC, which are guaranteed by the Japanese government, amounted to ¥141,727 million, ¥2,200 million and ¥193,100 million at March 31, 2005, 2006 and 2007, respectively.

The BTMU Group accounts for the transfers of marketable equity securities to the General Account, if any, as secured borrowings. With respect to the transfers of marketable equity securities to the Special Account with the requirement of subordinated contributions, if the fair value of the securities sold to the Special Account is greater than 10% of the fair value of all securities held by the Special Account, the BTMU Group accounts for the subordinated contributions as a partial retained interest in the sale. For all periods presented, the BTMU Group had no sales of securities whose fair value was greater than 10% of the fair value of all securities held by the Special Account. For the fiscal years ended March 31, 2005, 2006 and 2007, the BTMU Group recognized gains of ¥35,434 million, ¥769 million and nil, respectively, on the sales of marketable equity securities to the Special Account. In September 2006, BSPC ceased purchasing marketable equity securities from banks.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Debt-for-equity Swap

The BTMU Group restructured certain debt by entering into debt-for-equity swap transactions. As a result of these debt-for-equity swap transactions, the BTMU Group’s loans to some borrowers, under standard terms available to similarly situated corporate borrowers, were effectively converted into equity interests in the borrowers, often in the form of preferred shares. The aggregate carrying amounts of debt swapped for equity, net of allowance, for the fiscal years ended March 31, 2005, 2006 and 2007 were ¥58,425 million, ¥240 million and nil, respectively. Such loans were often identified as impaired and, accordingly, the debt-for-equity swap transactions did not materially affect the BTMU Group’s results of operations for the fiscal years ended March 31, 2005, 2006 and 2007.

Equity interests acquired through a debt-for-equity swap transaction were accounted for as other investments and carried at cost on the consolidated balance sheets, and reviewed for impairment periodically. Due to regulatory and legal reasons, cash often changes hands between the parties to the debt-for-equity swap transactions. In such cases, the debt-for-equity swap is classified as a cash transaction in the consolidated statements of cash flows as a repayment of loans and purchases of other investment securities.

7.    LOANS

Loans at March 31, 2006 and 2007, by domicile and type of industry of borrowers are summarized below:

Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan.

	2006(3)	2007
	(in millions)
Domestic:
Manufacturing	¥9,353,453	¥9,586,045
Construction	1,813,724	1,677,536
Real estate	7,094,570	6,308,813
Services	5,759,969	5,915,282
Wholesale and retail	8,916,789	8,519,678
Banks and other financial institutions	4,354,708	3,141,839
Communication and information services	1,029,441	964,544
Other industries	9,946,179	9,313,724
Consumer(2)	22,356,140	23,127,798

Total domestic	70,624,973	68,555,259

Foreign:
Governments and official institutions	329,227	371,585
Banks and other financial institutions	1,037,765	1,532,750
Commercial and industrial	11,602,004	13,285,579
Other	2,228,878	2,426,587

Total foreign	15,197,874	17,616,501

Unearned income, unamortized premiums—net and deferred loan fees—net	13,426	(47,694)

Total(1)	¥85,836,273	¥86,124,066

Notes:

(1)	The above table includes loans held for sale of ¥41,682 million and ¥87,086 million at March 31, 2006 and 2007, respectively.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Domestic loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, BTM’s credit administration system was upgraded and became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business. This breakdown at March 31, 2006 and 2007 is presented below:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2006	¥17,212	¥13,925	¥425,929	¥160,805	¥30,937	¥947	¥2,968	¥6,257	¥658,980
March 31, 2007	¥14,662	¥12,281	¥367,290	¥132,893	¥26,104	¥677	¥2,407	¥5,411	¥561,725

(3)	Classification of loans by industry at March 31, 2006 has been restated as follows:

	As previously reported	As restated
	(in millions)
Domestic :
Manufacturing	¥9,400,652	¥9,353,453
Construction	1,801,855	1,813,724
Real estate	7,086,430	7,094,570
Services	5,314,968	5,759,969
Wholesale and retail	8,688,851	8,916,789
Banks and other financial institutions	4,597,245	4,354,708
Communication and information services	1,026,113	1,029,441
Other industries	10,352,719	9,946,179
Consumer	22,356,140	22,356,140

Total domestic	70,624,973	70,624,973

Foreign :
Governments and official institutions	322,051	329,227
Banks and other financial institutions	1,089,209	1,037,765
Commercial and industrial	13,228,252	11,602,004
Other	558,362	2,228,878

Total foreign	15,197,874	15,197,874

Unearned income, unamortized premiums—net and deferred loan fees—net	13,426	13,426

Total	¥85,836,273	¥85,836,273

Substantially all domestic loans are made under agreements which, as is customary in Japan, provide that a bank may, under certain conditions, require the borrower to provide collateral (or additional collateral) or guarantees with respect to the loans, and that the bank may treat any collateral, whether furnished as security for loans or otherwise, as collateral for all indebtedness to the bank. At March 31, 2006 and 2007, such collateralized loans originated by the BTMU Group, which were principally collateralized by real estate, marketable securities and accounts receivable, amounted to ¥24,600,352 million and ¥24,373,598 million, respectively, which represented 35% and 36%, respectively, of the total domestic loans at March 31, 2006 and 2007.

Note:

The amount of collateralized loans and its percentage to the total domestic loans at March 31, 2006 have been restated from ¥8,304,009 million and 12% to ¥24,600,352 million and 35%, respectively.

Nonaccrual and restructured loans were ¥1,829,511 million and ¥1,510,444 million at March 31, 2006 and 2007, respectively. Had interest on these loans been accrued pursuant to the original terms, gross interest income on such loans for the fiscal years ended March 31, 2006 and 2007 would have been approximately ¥65.4 billion and ¥87.9 billion, respectively, of which approximately ¥43.0 billion and ¥64.0 billion, respectively, were

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

included in interest income on loans in the accompanying consolidated statements of income. Accruing loans contractually past due 90 days or more were ¥21,381 million and ¥21,309 million at March 31, 2006 and 2007, respectively.

The BTMU Group provided commitments to extend credit to customers with restructured loans. The amounts of such commitments were ¥3,962 million and ¥19,232 million at March 31, 2006 and 2007, respectively. See Note 25 for further discussion of commitments to extend credit.

Impaired Loans

The BTMU Group’s impaired loans primarily include nonaccrual loans and restructured loans. A summary of the recorded balances of impaired loans and related impairment allowance at March 31, 2006 and 2007 is shown below:

	2006		2007
	Recorded loan balance	Impairment allowance	Recorded loan balance	Impairment allowance
	(in millions)
Requiring an impairment allowance	¥1,056,108	¥396,963	¥987,178	¥511,916
Not requiring an impairment allowance(1)	234,069	—	239,314	—

Total(2)	¥1,290,177	¥396,963	¥1,226,492	¥511,916

Notes:

(1)	These loans do not require an allowance for credit losses under SFAS No. 114 since the fair values of the impaired loans equal or exceed the recorded investments in the loans.

(2)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of nil and ¥755 million at March 31, 2006 and 2007, respectively.

The average recorded investments in impaired loans were approximately ¥1,095 billion, ¥1,014 billion and ¥1,238 billion, respectively, for the fiscal years ended March 31, 2005, 2006 and 2007.

For the fiscal years ended March 31, 2005, 2006 and 2007, the BTMU Group recognized interest income of approximately ¥22.7 billion, ¥21.1 billion and ¥32.2 billion, respectively, on impaired loans. Interest income on nonaccrual loans was recognized on a cash basis when ultimate collectibility of principal was certain; otherwise, cash receipts were applied as principal reductions. Interest income on accruing impaired loans, including restructured loans, was recognized on an accrual basis to the extent that the collectibility of interest income was reasonably certain based on management’s assessment.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans Acquired in a Transfer

In accordance with SOP 03-3, the following table sets forth information primarily about loans of the UFJ Bank Group acquired in connection with the merger, for which it is probable, at acquisition, that the BTMU Group will be unable to collect all contractually required payments receivable.

	2006(1)	2007
	(in millions)
Loans acquired during the fiscal year:
Contractually required payments receivable at acquisitions	¥3,459,082	¥17,337
Cash flows expected to be collected at acquisitions	1,460,171	786
Fair value of loans at acquisitions	1,353,381	786

Accretable yield for loans within the scope of SOP 03-3:
Balance at beginning of fiscal year	¥—	¥244,005
Additions	106,790	—
Accretion	(31,567)	(98,755)
Disposals	(43)	(789)
Reclassifications from nonaccretable difference	168,825	26,440

Balance at end of fiscal year	¥244,005	¥170,901

Loans within the scope of SOP 03-3:
Outstanding balance, beginning of fiscal year	¥—	¥2,030,474
Outstanding balance, end of fiscal year	2,030,474	1,141,783
Carrying amount, beginning of fiscal year	—	867,714
Carrying amount, end of fiscal year	867,714	433,091

Nonaccruing loans within the scope of SOP 03-3:
Carrying amount at acquisition date during fiscal year	¥470,405	¥786
Carrying amount at end of fiscal year	297,499	147,804

Provisions within the scope of SOP 03-3:
Balance of allowance for loan losses at beginning of fiscal year	¥—	¥24,782
Additional provisions during fiscal year	31,135	48,592
Reductions of allowance during fiscal year	—	18,743
Balance of allowance for loan losses at end of fiscal year	24,782	10,724

The BTMU Group considered prepayments in the determination of contractual cash flows and cash flows expected to be collected based on historical results.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:
(1)	The balances and components of loans acquired in a transfer for the fiscal year ended March 31, 2006 have been restated as follows:

	As previously reported	As restated
	(in millions)
Loans acquired during the fiscal year:
Contractually required payments receivable at acquisitions	¥3,348,173	¥3,459,082
Cash flows expected to be collected at acquisitions	1,458,726	1,460,171
Fair value of loans at acquisitions	1,351,936	1,353,381

Accretable yield for loans within the scope of SOP 03-3:
Balance at beginning of fiscal year	¥—	¥—
Additions	106,790	106,790
Accretion	(200,617)	(31,567)
Disposals	(34,538)	(43)
Reclassifications from nonaccretable difference	238,540	168,825

Balance at ending of fiscal year	¥110,175	¥244,005

Loans within the scope of SOP 03-3:
Outstanding balance, beginning of fiscal year	¥—	¥—
Outstanding balance, end of fiscal year	1,920,622	2,030,474
Carrying amount, beginning of fiscal year	—	—
Carrying amount, end of fiscal year	866,608	867,714

Nonaccruing loans within the scope of SOP 03-3:
Carrying amount at acquisition date during fiscal year	¥468,960	¥470,405
Carrying amount at end of fiscal year	296,393	297,499

Provisions within the scope of SOP 03-3:
Balance of allowance for loan losses at beginning of fiscal year	¥—	¥—
Additional provisions during fiscal year	24,617	31,135
Reductions of allowance during fiscal year	—	—
Balance of allowance for loan losses at end of fiscal year	24,617	24,782

Lease Receivable

As part of its financing activities, the BTMU Group enters into leasing arrangements with customers. The BTMU Group’s leasing operations are performed through leasing subsidiaries and consist principally of direct financing leases involving various types of data processing equipment, office equipment and transportation equipment.

As of March 31, 2006 and 2007, the components of the investment in direct financing leases were as follows:

	2006(1)	2007
	(in millions)
Minimum lease payment receivable	¥903,407	¥952,498
Estimated residual values of leased property	42,415	41,949
Less—unearned income	(70,973)	(72,831)

Net investment in direct financing leases	¥874,849	¥921,616

Note:
(1)	The balances and components of the investment in direct financing leases at March 31, 2006 have been restated as follows:

	As previously reported	As restated
	(in millions)
Minimum lease payment receivable	¥1,041,285	¥903,407
Estimated residual values of leased property	42,183	42,415
Less—unearned income	(70,978)	(70,973)

Net investment in direct financing leases	¥1,012,490	¥874,849

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum lease payment receivables under noncancelable leasing agreements as of March 31, 2007 were as follows:

Direct financing leases
(in millions)
Fiscal year ending March 31:
2008	¥290,885
2009	233,227
2010	179,157
2011	113,626
2012	69,076
2013 and thereafter	66,527

Total minimum lease payment receivables	¥952,498

Government-led Loan Restructuring Program

Under the legislation enacted by the Japanese Diet in June 1996, which incorporates the restructuring program for the loans of seven failed housing-loan companies (the “Jusen”), the Deposit Insurance Corporation (“DIC”) established a Housing Loan Administration Corporation (“HLAC”) to collect and dispose of the loans of the liquidated Jusen. In 1999, HLAC merged with the Resolution and Collection Bank Limited to create the Resolution and Collection Corporation (“RCC”), which is wholly owned by the DIC.

Financial institutions, including the BTMU Group, waived the repayment of substantial amounts of the loans to the Jusen and transferred the remaining balances to HLAC. Financial institutions were requested to make loans to HLAC to finance its collection activities, and in the fiscal year ended March 31, 1997, the BTMU Group made loans of ¥184,197 million with an original maturity term of 15 years. The 15-year term loans to HLAC, which are guaranteed by the DIC under the legislation and the loan agreements, mature in 2011 and earn interest at TIBOR (Tokyo Interbank Offered Rate) plus 0.125%. During the fiscal years ended March 31, 2006 and 2007, certain of these loans were repaid before maturity. At March 31, 2006 and 2007, outstanding loans to HLAC were ¥140,085 million and ¥122,634 million, respectively.

Under this restructuring program, a Financial Stabilization Fund (the “Special Fund”) was established within the DIC, and the Bank of Japan and other financial institutions established another fund (the “New Fund”). These funds are principally invested in Japanese government bonds. The BTMU Group made non-interest-earning deposits of ¥111,124 million with the Special Fund and the New Fund in the fiscal year ended March 31, 1997. On October 1, 2005, the BTMU Group acquired, at fair value, non-interest-earning deposits of the UFJ Bank Group with the Special Fund and the New Fund. The deposit balances as of March 31, 2006 and 2007, which are included in Other Assets, were ¥252,541 million and ¥ 257,093 million, respectively, reflecting a present value discount and subsequent amortization of the discount during the period until the expected maturity date. The non-interest-earning deposits with these funds are expected to mature in 15 years from the deposit dates, which coincides with the planned operational lifespan of HLAC.

It is uncertain what losses (so-called “stage two loss”), if any, may ultimately be incurred by the RCC through the collection of the Jusen loans during the 15-year term. If any such losses ultimately occur, the Japanese government will be liable for half of such losses, and the investment income to be earned by the Special Fund during the 15 years is to be used to cover the remaining half of the losses. The investment income to be earned by the New Fund during the 15 years is to be used to compensate for a portion of the public funds used for the Jusen restructuring.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At this time management believes all loans and deposits will be collectible according to their respective terms.

Sales of Loans

The BTMU Group originates various types of loans to corporate and individual customers in Japan and overseas in the normal course of its business. The Financial Services Agency of Japan (the “FSA”) announced in October 2002 that it will strive to reduce the aggregate ratio of nonperforming loans to total loans of major Japanese banks, including the BTMU Group, by approximately half by March 31, 2005. Pursuant to the FSA’s policy and in order to improve its loan quality, the BTMU Group actively disposed of nonperforming loans. Most of such nonperforming loans were disposed of by sales to third party purchasers without any continuing involvement. Management of the BTMU Group generally decides on approvals for disposals after significant sales terms, including prices, are negotiated. As such, loans are disposed of by sales shortly after the loans are transferred to held-for-sale classification. The excess of the proceeds from the sales of loans over their carrying amounts were ¥9,052 million, ¥45,689 million and ¥22,727 million for the fiscal years ended March 31, 2005, 2006 and 2007, respectively. Such excess is reported in the consolidated statements of income as reduction in Provision for credit losses to the extent of the existing Allowance for credit losses on sold loans and remaining excess as Gains on sales of loans.

Loan Securitization

The BTMU Group had no significant transfers of loans in securitization transactions accounted for as sales for the fiscal years ended March 31, 2006 and 2007, and did not retain any significant interests associated with loans transferred in securitizations at March 31, 2007. The BTMU Group securitized mortgage loans in the fiscal year ended March 31, 2005. After securitizations of mortgage loans, the BTMU Group provides servicing and advancing lines for the loans transferred to the trust. As a result of the securitization, the BTMU Group received proceeds of ¥8,620 million and recognized gains of ¥154 million for the fiscal year ended March 31, 2005. The BTMU Group did not possess any retained interests associated with the securitizations at March 31, 2005.

Related Party Loans

In some cases, BTMU and its banking subsidiaries make loans to related parties, including their directors and executive officers, in the course of their normal commercial banking business. At March 31, 2006 and 2007, outstanding loans to such related parties were not significant.

In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. For the fiscal years ended March 31, 2005, 2006 and 2007, there were no loans to related parties that were charged-off. Additionally, at March 31, 2006 and 2007, there were no loans to related parties that were impaired.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    ALLOWANCE FOR CREDIT LOSSES

Changes in the allowance for credit losses for the fiscal years ended March 31, 2005, 2006 and 2007 are shown below:

	2005	2006	2007
	(in millions)
Balance at beginning of fiscal year	¥649,339	¥567,651	¥912,997
Additions resulting from the merger with UFJ Bank(1)	—	279,158	—
Provision for credit losses	123,945	163,416	341,570
Charge-offs	233,305	127,125	298,257
Less—Recoveries	23,859	19,369	33,011

Net charge-offs	209,446	107,756	265,246
Others(2)	3,813	10,528	4,206

Balance at end of fiscal year	¥567,651	¥912,997	¥993,527

Notes:
(1)	Additions resulting from the merger with UFJ Bank represent the allowance for credit losses for acquired loans outside the scope of SOP 03-3. The allowance for credit losses on loans within the scope of SOP 03-3 was not carried over.
(2)	Others principally include foreign exchange translation and discontinued operations adjustments.

As explained in Note 7, nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans was removed from the allowance for credit losses and transferred to the valuation allowance for loans held for sale upon a decision to sell. Net charge-offs in the above table include the decrease in the allowance for credit losses due to loan disposal activity amounting to ¥25.3 billion, ¥26.1 billion and ¥13.0 billion for the fiscal years ended March 31, 2005, 2006 and 2007, respectively.

9.    PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2006 and 2007 consisted of the following:

	2006	2007
	(in millions)
Land	¥327,782	¥312,708
Buildings	440,713	418,571
Equipment and furniture	491,353	542,939
Leasehold improvements	268,875	304,918
Construction in progress	6,640	12,204

Total	1,535,363	1,591,340
Less accumulated depreciation	632,116	695,460

Premises and equipment—net	¥903,247	¥895,880

Premises and equipment include capitalized leases, principally related to data processing equipment, which amounted to ¥105,506 million and ¥120,873 million at March 31, 2006 and 2007, respectively. Accumulated depreciation on such capitalized leases at March 31, 2006 and 2007 amounted to ¥40,062 million and ¥55,897 million, respectively.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In March 1999, BTMU sold a 50% undivided interest in its head office building and land (including structure and equipment) for ¥91,500 million and a 50% undivided interest in its main office building and land (including structure and equipment) for ¥9,100 million to a real estate company. At the same time, BTMU entered an agreement to lease back the 50% undivided interest in the buildings sold from the buyer over a period of 7 years. BTMU has accounted for these transactions as financing arrangements, and recorded the total proceeds of ¥100,600 million as a financing obligation.

In August 2005, BTMU bought back a 50% undivided interest in these office buildings and land for ¥111,597 million. The buy back resulted in an extinguishment of debt of ¥103,731 million, which included the finance obligation for the 50% of any improvements that was paid by the real estate company, and loss on extinguishment of liabilities of ¥7,866 million. The repurchase was undertaken to increase the stability and flexibility of the property as the office buildings and land are expected to function as a significant piece of the infrastructure for BTMU.

Before the merger, UFJ Bank entered into sales agreements to sell its buildings and land and, under separate agreements, leased those properties back for their business operations, including bank branches. UFJ Bank either provided nonrecourse financings to the buyers for the sales proceeds or invested in the equities of the buyers. As a result, UFJ Bank was considered to have continuing involvement with the properties. For accounting and reporting purposes, these transactions were accounted for under the financing method with the sales proceeds recognized as a financing obligation. The properties were reported on the consolidated balance sheets and depreciated. Upon the merger with UFJ Holdings at October 1, 2005, the BTMU Group recorded the properties at fair value. The financing obligation at March 31, 2006 and 2007 were ¥81,003 million and ¥46,270 million, respectively.

For the fiscal years ended March 31, 2005, 2006 and 2007, the BTMU Group recognized ¥1,183 million, ¥5,919 million and ¥12,056 million, respectively, of impairment losses for long-lived assets, primarily real estate which was either formerly used for its banking operations and is no longer used or real estate that is being used where recovery of the carrying amount is doubtful. In addition, ¥947 million, ¥195 million and ¥208 million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2005, 2006 and 2007, respectively. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, or the estimated price based on an appraisal.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill

The table below presents the changes in the carrying amount of goodwill by business segment during the fiscal years ended March 31, 2006 and 2007:

	Retail Banking	Corporate Banking	Global Banking			Global Markets	MUS	Total
			Other than UNBC	UNBC	Total
	(in millions)
Fiscal year ended March 31, 2006:
Balance at March 31, 2005	¥—	¥—	¥—	¥56,021	¥56,021	¥—	¥103	¥56,124
Goodwill acquired during the fiscal year	738,267	811,859	148,613	14,313	162,926	2,300	—	1,715,352
Goodwill disposed during the fiscal year	—	—	—	—	—	—	(103)	(103)
Foreign currency translation adjustments and other	—	—	—	6,610	6,610	—	—	6,610

Balance at March 31, 2006	¥738,267	¥811,859	¥148,613	¥76,944	¥225,557	¥2,300	¥—	¥1,777,983

Fiscal year ended March 31, 2007:
Balance at March 31, 2006	¥738,267	¥811,859	¥148,613	¥76,944	¥225,557	¥2,300	¥—	¥1,777,983
Goodwill acquired during the fiscal year	—	—	—	12,021	12,021	—	—	12,021
Reduction due to elimination of valuation allowance for deferred tax assets	(9,010)	(2,458)	(548)	—	(548)	—	—	(12,016)
Foreign currency translation adjustments and other	(8,393)	(786)	—	2,321	2,321	—	—	(6,858)

Balance at March 31, 2007	¥720,864	¥808,615	¥148,065	¥91,286	¥239,351	¥2,300	¥—	¥1,771,130

Notes:

(1)	See Note 29 for the business segment information of the BTMU Group.
(2)	See Note 2 for the goodwill acquired in connection with the merger with UFJ Bank.

Other Intangible Assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of intangible assets at March 31, 2006 and 2007:

	2006			2007
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions)
Intangible assets subject to amortization:
Software	¥585,717	¥248,996	¥336,721	¥645,971	¥247,623	¥398,348
Core deposit intangibles	582,635	48,892	533,743	593,507	132,643	460,864
Customer relationships	163,263	12,944	150,319	60,163	11,981	48,182
Trade names	29,668	780	28,888	28,660	2,213	26,447
Other	11,606	7,898	3,708	5,459	2,065	3,394

Total	¥1,372,889	¥319,510	1,053,379	¥1,333,760	¥396,525	937,235

Intangible assets recorded in connection with the additional minimum pension liabilities under SFAS No. 87 (See Note 17)			225			—
Intangible assets not subject to amortization:
Indefinite-lived customer relationships			87,027			—
Indefinite-lived trade names			17,682			6,400
Other			10,059			10,044

Total			114,768			16,444

Total			¥1,168,372			¥953,679

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2007 amounted to ¥172,913 million, which primarily consisted of ¥161,219 million of software and ¥10,759 million of core deposit intangibles. The weighted average amortization periods for these assets are 5 years, and 6 years, respectively. There is no significant residual value estimated for these assets. Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2007 amounted to ¥91 million.

For the fiscal years ended March 31, 2005, 2006 and 2007, the BTMU Group recognized ¥2,134 million, ¥207 million and ¥184,754 million, respectively, of impairment losses for intangible assets whose carrying amount exceeded their fair value. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, the estimated value based on appraisal, or the discounted expected future cash flows.

The losses for the fiscal years ended March 31, 2005 and 2006 primarily consisted of leasehold and telephone subscription rights not subject to amortization. The losses for the fiscal year ended March 31, 2007 included losses of ¥183,959 million from customer relationships and trade names, which were both subject to and not subject to amortization, under the Retail Banking business segment. These intangible assets were initially valued based on discounted expected future cash flows. The future cash flows were negatively revised due to the adverse change in the business environment for consumer finance companies attributable to an ensuing action toward legal revisions of consumer lending law to lower the interest rate permissible on consumer loans and, accordingly, the BTMU Group reevaluated these intangible assets and recognized impairment losses.

The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

(in millions)
Fiscal year ending March 31:
2008	¥185,205
2009	170,477
2010	126,174
2011	105,341
2012	84,819

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.    INCOME TAXES

The detail of current and deferred income tax expense (benefit) for the fiscal years ended March 31, 2005, 2006 and 2007 was as follows:

	2005	2006	2007
	(in millions)
Current:
Domestic	¥8,484	¥10,142	¥17,699
Foreign	49,346	54,288	49,260

Total	57,830	64,430	66,959

Deferred:
Domestic	170,860	6,516	338,948
Foreign	8,606	(2,025)	4,392

Total	179,466	4,491	343,340

Income tax expense from continuing operations	237,296	68,921	410,299
Income tax expense (benefit) from discontinued operations	1,502	8,077	(734)
Income tax benefit from cumulative effect of a change in accounting principle	—	(5,759)	—
Income tax expense (benefit) reported in shareholder’s equity relating to:
Investment securities available for sale	3,303	705,843	190,265
Derivatives qualifying for cash flow hedges	(198)	(1,065)	(158)
Minimum pension liability adjustments	7,613	90,358	(1,011)
Foreign currency translation adjustments	7,760	5,138	438

Total	18,478	800,274	189,534

Total	¥257,276	¥871,513	¥599,099

Income taxes in Japan applicable to the BTMU Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 40.6% for the fiscal years ended March 31, 2005, 2006 and 2007. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

Consolidated Corporate Tax

In March 2003, MUFG’s application to file its tax returns under the consolidated corporate-tax system was approved by the Japanese tax authorities, and the consolidated corporate-tax system became effective for the fiscal year ended March 31, 2003. The BTMU Group, however, used the separate return method of allocation. Under the separate return method of allocation, current and deferred taxes for the fiscal year ended March 31, 2005 were determined in accordance with SFAS No. 109 as if the BTMU Group was filing a separate tax return. The difference between the cash flows that were to be paid or received under the Japanese tax law and the separate return method of tax allocation used for financial reporting purposes was reported in the consolidated financial statements as a charge to retained earnings.

In February 2005, MUFG’s application to suspend the consolidated corporate-tax system was approved by the Japanese tax authorities. For the fiscal year ended March 31, 2005, the MUFG Group filed its tax returns under the consolidated corporate-tax system. Due to the suspension of the consolidated corporate-tax system,

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

deferred income taxes had been calculated separately based on temporary differences as of March 31, 2005 and future taxable income at each company. In connection with the suspension, the Japanese tax law required MUFG to return the remaining net operating loss carryforwards (“NOLs”) to each subsidiary in which they originated. The balance of BTMU’s NOLs under Japanese tax law after the allocation, which occurred on April 1, 2005, was greater than that for financial accounting purposes at the same date. This is because more NOLs were reported as being utilized for financial reporting purposes under the separate return basis than were actually used under the consolidated corporate-tax system. Based on the fact that the application to suspend the consolidated corporate-tax system was approved in February 2005, BTMU recognized an increase in deferred tax assets for this difference during the fiscal year ended March 31, 2005, which was credited to capital surplus.

Merger

Under the Japanese corporate tax law, the merger between BTM and UFJ Bank was treated as a tax qualified merger, and the tax bases of assets and liabilities and the operating loss carryforwards of UFJ Bank were carried forward in BTMU’s income tax returns. As a result, the tax items comprising BTMU’s deferred tax assets and liabilities significantly increased at March 31, 2006 compared to March 31, 2005.

A reconciliation of the effective income tax rate reflected in the accompanying consolidated statements of income to the combined normal effective statutory tax rate for the fiscal years ended March 31, 2005, 2006 and 2007 is as follows:

	2005	2006	2007
Combined normal effective statutory tax rate	40.6%	40.6%	40.6%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	0.5	1.1	0.1
Dividends from foreign subsidiaries	1.5	2.9	1.1
Foreign tax credit and payments	1.1	2.0	0.9
Lower tax rates applicable to income of subsidiaries	(1.1)	(12.2)	(0.7)
Minority interests	2.0	14.5	(0.3)
Change in valuation allowance	0.5	1.3	8.2
Realization of previously unrecognised tax effects of subsidiaries	0.3	(29.1)	—
Change in foreign exchange rate	0.9	—	—
Nontaxable dividends received	(1.2)	(2.1)	(1.3)
Tax expense on capital transactions by a subsidiary	—	8.0	—
Other—net	0.2	(3.8)	(1.5)

Effective income tax rate	45.3%	23.2%	47.1%

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets and liabilities are computed for each tax jurisdiction using currently enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the BTMU Group’s net deferred tax assets at March 31, 2006 and 2007 were as follows:

	2006	2007
	(in millions)
Deferred tax assets:
Allowance for credit losses	¥634,202	¥599,132
Operating loss carryforwards	1,418,708	1,171,150
Loans	116,518	63,008
Accrued severance indemnities and pension plans	38,466	—
Accrued liabilities and other	266,384	299,172
Sale-and-leaseback transactions	49,253	48,018
Derivative financial instruments	165,080	106,079
Valuation allowance(1)	(380,715)	(444,108)

Total deferred tax assets	2,307,896	1,842,451

Deferred tax liabilities:
Investment securities	858,045	1,051,493
Intangible assets	342,356	217,848
Lease transactions	67,896	63,675
Accrued severance indemnities and pension plans	—	45,852
Other	27,812	27,247

Total deferred tax liabilities	1,296,109	1,406,115

Net deferred tax assets	¥1,011,787	¥436,336

Note:
(1)	At March 31, 2006 and 2007, ¥327 billion and ¥310 billion, respectively, of the valuation allowance related to gross deferred tax assets was attributable to the merger with UFJ Bank. Future recognition of the tax attributes associated with these gross deferred tax assets would result in BTMU’s share of tax benefits being allocated first to reduce goodwill, second to reduce other noncurrent intangible assets acquired, and then to reduce income tax expenses. For the fiscal year ended March 31, 2007, the tax benefit of ¥12 billion attributed to the merger was recognized by eliminating the valuation allowance and was applied to reduce goodwill.

The valuation allowance was provided primarily against deferred tax assets recorded at the BTMU Group’s domestic subsidiaries with operating loss carryforwards. The amount of the valuation allowance is determined based on a review of future taxable income (exclusive of reversing temporary differences and carryforwards) and future reversals of existing taxable temporary differences. Future taxable income is developed from forecasted operating results, based on recent historical trends and approved business plans, the eligible carryforward periods and other relevant factors. For certain subsidiaries where strong negative evidence exists, such as the existence of significant amounts of operating loss carryforwards, cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance was recognized against the deferred tax assets as of March 31, 2006 and 2007 to the extent that it is more likely than not that they will not be realized. The net changes in the valuation allowance for deferred tax assets were increases of ¥271,743 million and ¥63,393 million for the fiscal years ended March 31, 2006 and 2007, respectively. The increase for the fiscal year ended March 31, 2006 primarily reflected an increase in the number of subsidiaries for which a valuation allowance was recognized against the deferred tax assets as a result of the merger with UFJ Bank. The increase for the fiscal year ended March 31, 2007 primarily reflected the addition of valuation allowances for certain companies including a subsidiary in the consumer finance business due to the decline of their forecasted operating results and estimated future taxable income, and an increase in their deductible temporary differences.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2007, the BTMU Group had operating loss carryforwards of ¥2,903,248 million and tax credit carryforwards of ¥1,216 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

	Operating loss carryforwards	Tax credit carryforwards
	(in millions)
Fiscal year ending March 31:
2008	¥785	¥—
2009	54,159	—
2010	1,363,981	—
2011	101,453	—
2012	1,036,228	—
2013	294,864	—
2014 and thereafter	46,341	549
No definite expiration date	5,437	667

Total	¥2,903,248	¥1,216

Income taxes are not provided on undistributed earnings of foreign subsidiaries, which are considered to be indefinitely reinvested in the operations of such subsidiaries. At March 31, 2007, such undistributed earnings of foreign subsidiaries amounted to approximately ¥349 billion. Determination of the amount of unrecognized deferred tax liabilities with respect to these undistributed earnings is not practicable because of the complexity associated with its hypothetical calculation including foreign withholding taxes and foreign tax credits. BTMU has neither plans nor the intention to dispose of investments in foreign subsidiaries and, accordingly, does not expect to record capital gains or losses, or otherwise monetize its foreign subsidiaries’ undistributed earnings.

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle for the fiscal years ended March 31, 2005, 2006 and 2007 was as follows:

	2005	2006	2007
	(in millions)
Domestic income	¥375,116	¥117,111	¥668,986
Foreign income	148,772	180,041	203,018

Total	¥523,888	¥297,152	¥872,004

12.    PLEDGED ASSETS AND COLLATERAL

Pledged Assets

At March 31, 2007, assets mortgaged, pledged, or otherwise subject to lien were as follows:

(in millions)
Trading account securities	¥793,830
Investment securities	6,798,538
Loans	4,472,532
Other	128,781

Total	¥12,193,681

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The above pledged assets were classified by type of liabilities to which they relate as follows:

(in millions)
Deposits	¥325,993
Call money and funds purchased	595,326
Payables under repurchase agreements and securities lending transactions	6,597,074
Other short-term borrowings and long-term debt	4,675,288

Total	¥12,193,681

In addition, at March 31, 2007, certain investment securities, principally Japanese national government and Japanese government agency bonds, and other assets aggregating ¥8,466,530 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Tokyo Bankers Association, for derivative transactions and for certain other purposes.

Under a Japanese law, Japanese banks are required to maintain certain minimum reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2006 and 2007, the reserve funds maintained by the BTMU Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, were ¥3,571,007 million and ¥741,959 million, respectively. Average reserves during the fiscal years ended March 31, 2006 and 2007 were ¥4,961,327 million and ¥1,500,421 million, respectively.

Collateral

The BTMU Group accepts and provides financial assets as collateral for transactions, principally commercial loans, repurchase agreements and securities lending transactions, call money, and derivatives. Financial assets eligible for such collateral include, among others, marketable equity securities, trade and notes receivable and certificates of deposit.

Secured parties, including creditors and counterparties to certain transactions with the BTMU Group, may sell or repledge financial assets provided as collateral. Certain contracts, however, may not be specific about the secured party’s right to sell or repledge collateral under the applicable statutes and, therefore, whether or not the secured party is permitted to sell or repledge collateral would differ depending on the interpretations of specific provisions of the existing statutes, contract or certain market practices. If the BTMU Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the BTMU Group reports such pledged financial assets separately on the face of the consolidated balance sheets. At March 31, 2007, the BTMU Group pledged ¥9,635 billion of assets that may not be sold or repledged by the secured parties.

The BTMU Group accepts collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that the BTMU Group may require the customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability is authorized by applicable legislation. In principle, Japanese legislation permits the BTMU Group to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the BTMU Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2006 and 2007, the fair value of the collateral accepted by the BTMU Group that is permitted to be sold or repledged was approximately ¥8,484 billion and ¥11,831 billion, respectively, of which approximately ¥1,524 billion and ¥1,217 billion, respectively, was sold or repledged. The amount includes the collateral that may be repledged under the current Japanese legislation but the BTMU Group does not dispose of before the counterparties’ default in accordance with the customary practice within the Japanese banking industry.

Note:

The fair value of the collateral accepted by the BTMU Group that is permitted to be sold or repledged at March 31, 2006 has been restated from the amounts previously reported as follows:

	2006
	As previously reported	As restated
	(in billions)
Fair value of the accepted collateral that is permitted to be sold or repledged	¥9,564	¥8,484
of which, sold or repledged	¥2,455	¥1,524

13.    DEPOSITS

The balances of time deposits, including certificates of deposit (“CDs”), issued in amounts of ¥10 million (approximately US$85 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 30, 2007) or more with respect to domestic deposits and issued in amounts of US$100,000 or more with respect to foreign deposits were ¥18,027,545 million and ¥8,678,459 million, respectively, at March 31, 2006, and ¥19,103,823 million and ¥9,739,609 million, respectively, at March 31, 2007.

The maturity information at March 31, 2007 for domestic and foreign time deposits, including CDs, is summarized as follows:

	Domestic	Foreign
	(in millions)
Due in one year or less	¥28,495,221	¥10,078,624
Due after one year through two years	2,687,905	54,183
Due after two years through three years	2,440,922	99,842
Due after three years through four years	430,271	10,094
Due after four years through five years	445,260	103,055
Due after five years	103,783	18,449

Total	¥34,603,362	¥10,364,247

Note:

The balance of foreign deposits issued in amounts of US$100,000 or more at March 31, 2006 has been restated from ¥7,723,655 million to ¥8,678,459 million.

14.    DEBENTURES

In Japan, certain banks, including BTM, were authorized to issue discount and coupon debentures in the domestic market under applicable banking laws. The Bank of Tokyo, Ltd., which merged with The Mitsubishi Bank, Limited to create BTM, was authorized to issue such debentures and, after the merger in 1996, BTM was also permitted to issue discount and coupon debentures in the domestic market through March 2002 under the Law concerning the Merger and Conversion of Financial Institutions of Japan.

All of the remaining debentures of ¥265,957 million at March 31, 2004 matured in the fiscal year ended March 31, 2005.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.    CALL LOANS AND FUNDS SOLD, AND CALL MONEY AND FUNDS PURCHASED

A summary of funds transactions for the fiscal years ended March 31, 2005, 2006 and 2007 is as follows:

	2005	2006	2007
	(in millions, except percentages)
Average balance during the fiscal year:
Call money and funds purchased	¥2,088,810	¥2,169,761	¥2,106,590
Call loans and funds sold	753,685	976,376	1,072,561

Net funds purchased position	¥1,335,125	¥1,193,385	¥1,034,029

Call money and funds purchased:
Outstanding at end of fiscal year:
Amount	¥1,552,687	¥1,838,076	¥2,050,910
Principal range of maturities	1 day to 30 days	1 day to 30 days	1 day to 30 days
Weighted average interest rate	0.29%	0.53%	2.60%
Maximum balance at any month-end during the fiscal year	¥2,793,311	¥3,115,273	¥2,639,999
Weighted average interest rate paid during the fiscal year	0.24%	0.22%	1.04%

Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.

16.    SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2006 and 2007, the BTMU Group had unused lines of credit for short-term financing amounting to ¥10,096,726 million and ¥7,196,828 million, respectively. The amounts principally consist of the lines of collateralized intraday overdrafts without interest charges and collateralized overnight loans on bills at the official discount rate granted by the Bank of Japan, which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The BTMU Group may borrow from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

Other short-term borrowings at March 31, 2006 and 2007 were comprised of the following:

	2006	2007
	(in millions, except percentages)
Domestic offices:
Loans on notes and acceptances transferred with recourse (rediscount) (1)	¥6,559,779	¥—
Commercial paper	1,150,731	1,334,348
Borrowings from financial institutions	263,225	260,940
Other (1)	157,887	833,817

Total domestic offices	8,131,622	2,429,105

Foreign offices:
Commercial paper	1,234,649	1,591,090
Other	323,122	391,449

Total foreign offices	1,557,771	1,982,539

Total	¥9,689,393	¥4,411,644

Weighted average interest rate on outstanding balance at end of fiscal year	0.73%	2.64%

Note:

(1)	During the fiscal year ended March 31, 2007, the form of transaction with Bank of Japan was changed to electronic lending arrangement from purchase of bills. Such electronic lending arrangement with the Bank of Japan is included in “Other” in the amount of ¥815,100 million at March 31, 2007.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of other short-term borrowing transactions for the fiscal years ended March 31, 2005, 2006 and 2007 is as follows:

	2005	2006	2007
	(in millions, except percentages)
Average balance outstanding during the fiscal year	¥8,105,687	¥10,745,124	¥5,990,159
Maximum balance at any month-end during the fiscal year	11,227,440	15,614,428	7,883,422
Weighted average interest rate during the fiscal year	0.27%	0.61%	1.75%

Long-term debt (with original maturities of more than one year) at March 31, 2006 and 2007 was comprised of the following:

	2006	2007
	(in millions)
BTMU:
Obligations under capital leases	¥175,107	¥154,004
Obligation under sale-and-leaseback transactions	81,003	46,270
Unsubordinated debt:
Insurance companies and other institutions, maturing serially through 2008- 2012, principally 3.13% - 3.67%	36,048	38,000
Fixed rate bonds, payable in Great Britain pound, due 2006, principally 3.15%	2,002	—
Fixed rate bonds, payable in Japanese yen, due 2007 - 2022, principally 0.15% - 2.69%	2,707,792	2,093,978
Fixed rate borrowings, payable in Japanese yen, due 2007 - 2031, principally 0.00% - 7.30%	36,842	28,841
Fixed rate borrowings, payable in Philippine peso, due 2009 , principally 8.82%	580	591
Fixed rate borrowings, payable in Thai baht, due 2007 - 2013, principally 4.10% - 5.65%	3,684	6,056
Fixed rate borrowings, payable in United States dollars, due 2009 - 2018, principally 0.64% - 7.49%	18,856	13,813
Adjustable rate borrowings, payable in United States dollars, due 2007 - 2011, principally 4.24% - 4.72%	2,057	1,023
Floating rate borrowings, payable in Thai baht, due 2007 - 2009, principally 4.49% - 4.88%	—	420
Floating rate borrowings, payable in United States dollars, due 2007 - 2008, principally 5.33%	84,570	82,635
Subordinated debt:
Insurance companies and other institutions, due 2010, principally 1.08%	5,000	3,000
Fixed rate bonds, payable in United States dollars, due 2010 - 2011, principally 7.40% - 8.40%	495,290	490,165
Fixed rate borrowings, payable in United States dollars, due 2008 - 2013, principally 6.76% - 8.98%	580,304	434,057
Fixed rate bonds, payable in Japanese yen, due 2010 - 2020, principally 1.13% - 7.74%	529,122	630,032
Fixed rate borrowings, payable in Japanese yen, due 2007 - 2035, principally 0.14% - 6.20%	585,285	571,576
Adjustable rate borrowings, payable in United States dollars, due 2006 , principally 2.90%	293	—
Adjustable rate bonds, payable in Japanese yen, due 2012, principally 1.46%	33,000	1,000
Adjustable rate borrowings, payable in Japanese yen, due 2007 - 2021, principally 0.69% - 2.02%	206,500	198,000
Floating rate bonds, payable in Euro, due 2015, principally 3.50%	142,810	157,330
Floating rate bonds, payable in Japanese yen, due 2013, principally 1.32%	81,000	11,000
Floating rate borrowings, payable in Japanese yen, due 2007 - 2028, principally 0.51% - 4.03%	1,619,369	1,368,512
Floating rate borrowings, payable in United States dollars, due 2008 - 2017, principally 5.80% - 8.98%	376,844	647,858
Floating rate borrowings, payable in Euro, due 2015 - 2017, principally 4.08% - 5.17%	227,068	332,753
Floating rate borrowings, payable in Great Britain pound, due 2017, principally 6.13% - 6.20%	—	194,653
Obligations under loan securitization transaction accounted for as secured borrowings, due 2007 - 2043, principally 0.53% - 5.66%	2,045,116	3,142,384

Total	10,075,542	10,647,951

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2006	2007
	(in millions)
Subsidiaries:
Unsubordinated debt:
Insurance companies and other institutions, due 2007 - 2013, principally 0.62% - 11.62%	437,371	269,394
Fixed rate bonds and notes, payable in United States dollars, due 2007 - 2023, principally 3.40% - 8.22%	34,557	15,138
Fixed rate bonds and notes, payable in Japanese yen, due 2007 - 2024, principally 0.25% - 4.60%	481,618	483,477
Fixed rate bonds and notes, payable in Euro, due 2010 - 2012, principally 5.15% - 6.25%	250	248
Fixed rate bonds and notes, payable in Indonesian rupiah, due 2007, principally 19.00%	576	665
Fixed rate bonds and notes, payable in Thai baht, due 2007 - 2010, principally 0.75% - 1.36%	—	769
Adjustable rate bonds and notes, payable in United States dollars, due 2011 - 2012, principally 4.78% - 6.37%	3,294	4,430
Floating rate bonds and notes, payable in United States dollars, due 2007 - 2009, principally 5.67% - 9.87%	59,270	457
Floating rate bonds and notes, payable in Japanese yen, due 2007 - 2024, principally 0.59% - 8.75%	423,174	417,078
Floating rate bonds and notes, payable in Thai baht, due 2006 - 2010, principally 0.09% - 1.36%	964	—
Floating rate bonds and notes, payable in Hong Kong dollars, due 2007 - 2010, principally 0.75% - 5.83%	2,225	4,415
Floating rate bonds and notes, payable in Brazil real, due 2009 - 2010, principally 5.37%	—	442
Floating rate bonds and notes, payable in Indonesian rupiah, due 2007 - 2008, principally 5.33% - 11.67%	—	3,240
Floating rate bonds and notes, payable in Chinese yuen, due 2011, principally 8.00%	—	1,158
Obligations under capital leases and other miscellaneous debt	13,117	16,050

Total	1,456,416	1,216,961

Subordinated debt:
Insurance companies and other institutions, due 2014, principally 2.50%-2.70%	10,000	10,000
Fixed rate bonds and notes, payable in United States dollars, due 2012 - 2016, principally 5.25% - 10.30%	48,947	135,430
Fixed rate bonds and notes, payable in Japanese yen, due 2015 - 2017, principally 1.45% - 1.97%	10,000	20,000
Floating rate bonds and notes, payable in United States dollars, due 2016, principally 5.55%	3,837	—

Total	72,784	165,430

Obligations under loan securitization transaction accounted for as secured borrowings, due 2009, principally 2.44%	321,096	232,863

Total	1,850,296	1,615,254

Total	¥11,925,838	¥12,263,205

Note:	Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of market indices.

BTMU and certain subsidiaries entered into interest rate and currency swaps for certain debt in order to manage exposure to interest rate and currency exchange rate movements. As a result of these swap arrangements, the effective interest rates may differ from the coupon rates reflected in the above table. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2006 and 2007. Certain interest rates are determined by formulas and may be subject to certain minimum and maximum rates. Floating and adjustable rate debt agreements may provide for interest rate floors to prevent negative interest payments (i.e., receipts).

Certain debt agreements permit BTMU and some of its subsidiaries to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of maturities of long-term debt subsequent to March 31, 2007:

	BTMU	Other subsidiaries	Total
	(in millions)
Fiscal year ending March 31:
2008	¥1,393,069	¥420,421	¥1,813,490
2009	1,408,571	352,219	1,760,790
2010	978,491	296,679	1,275,170
2011	1,316,243	257,787	1,574,030
2012	1,058,932	81,382	1,140,314
2013 and thereafter	4,492,645	206,766	4,699,411

Total	¥10,647,951	¥1,615,254	¥12,263,205

17.    SEVERANCE INDEMNITIES AND PENSION PLANS

Defined Benefit Pension Plans

The BTMU Group has funded non-contributory defined benefit pension plans (“pension benefits”), which cover substantially all of their employees and provide for lifetime annuity payments commencing at age 65 based on eligible compensation at the time of severance, rank, years of service and other factors.

On January 1, 2006, BTMU integrated BTM’s contributory Corporate Defined Benefit Pension plan (“CDBP”) and UFJ Bank’s non-contributory CDBP plan and established a new non-contributory CDBP plan. The integration resulted in the change of the amounts of benefits earned based on employees’ services rendered in prior fiscal periods. The plan amendment did not have a significant impact on the BTMU Group’s results of operations and financial position.

Until January 1, 2006, BTM’s contributory CDBP was referred to as Employees’ Pension Fund plans (“EPF”s), which were contributory defined benefit pension plans established under the Japanese Welfare Pension Insurance Law (“JWPIL”). These plans were composed of (a) substitutional portion based on the pay-related part of the old-age pension benefits prescribed by JWPIL (similar to social security benefits in the United States) and (b) a corporate portion based on a contributory defined benefit pension arrangement established on a discretionary basis. BTMU and its domestic subsidiaries with EPF plans and their employees were exempted from contributions to Japanese Pension Insurance (“JPI”) that would otherwise be required if they had not elected to fund the substitutional portion of the benefit through an EPF arrangement. The EPF plans, in turn, had paid both the corporate and substitutional pension benefits to retired beneficiaries out of their plan assets. Benefits of the substitutional portion were based on a standard remuneration schedule as determined by the JWPIL, but the benefits of the corporate portion were based on a formula determined by each employer/EPF plan. Pension benefits and plan assets applicable to the substitutional portion were included in the corporate portion in the determination of net periodic costs and funded status.

In June 2001, JWPIL was amended to permit each employer/EPF plan to separate the substitutional portion from the EPF plan and transfer the obligation and related assets to the government. The separation process occurred in several phases.

In June 2003, BTMU submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved in August 2003. In August 2004, BTMU made another application for transfer to the government of the remaining

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

substitutional portion and the application was approved in November 2004. To complete the separation process, the substitutional obligation and related plan assets were transferred to a government agency on March 28, 2005.

In accordance with EITF 03-2, the details of which are discussed in Note 1—Accounting Changes, BTMU recognized (1) the difference of ¥103,001 million between the accumulated benefit obligations settled and the assets transferred to the Japanese Government as a government grant for transfer of the substitutional portion of the EPF plan, (2) the proportionate amount of the net unrealized loss of ¥69,257 million for the substitutional portion as settlement loss, and (3) the difference of ¥1,221 million between the projected benefit obligations and the accumulated benefit obligations related to the substitutional portion, as gain on derecognition of previously accrued salary progression for the fiscal year ended March 31, 2006.

The remaining portion of the EPF plan (that is, the corporate portion) was transferred to the BTM’s contributory CDBP plan after the separation process was completed.

In addition to the CDBP, BTMU has closed Tax-Qualified Pension Plans (“closed TQPPs”), which are non-contributory defined benefit pension plans that provide benefits to certain retired employees, excluding directors in Japan, based on eligible compensation at the time of severance, years of service and other factors.

The BTMU Group also offers qualified and nonqualified defined benefit pension plans in foreign offices and subsidiaries for their employees. The qualified plans are non-contributory defined benefit pension plans, which provide benefits upon retirement based on years of service and average compensation and cover substantially all of the employees of such foreign offices and subsidiaries. With respect to the offices and subsidiaries in the United States of America, the qualified plans are funded on a current basis in compliance with the requirement of the Employee Retirement Income Security Act of the United States of America. The nonqualified plans are non-contributory defined benefit pension plans, under which certain employees earn pay and interest credits on compensation amounts above the maximum stipulated by applicable laws under the qualified plans.

Severance Indemnities Plans

The BTMU Group has severance indemnities plans (“SIP”s) under which their employees in Japan, other than those who are directors, are entitled, under most circumstances, upon mandatory retirement at normal retirement age or earlier termination of employment, to lump-sum severance indemnities based on eligible compensation at the time of severance, rank, years of service and other factors. Under SIPs, benefit payments in the form of a lump-sum cash payment with no option to receive annuity payments, upon mandatory retirement at normal retirement age or earlier termination of employment, are provided. When a benefit is paid in a single payment to a benefit payee under the plans, the payment represents final relief of the obligation.

Other Postretirement Plans

The BTMU Group’s foreign offices and subsidiaries, primarily in the United States of America, provide their employees with certain postretirement medical and life insurance benefits (“other benefits”). Plan assets are generally invested in government securities, corporate bonds and mutual funds.

Defined Contribution Plans

The BTMU Group maintains several qualified defined contribution plans in its domestic and foreign offices and subsidiaries, all of which are administered in accordance with applicable local laws and regulations. Each office and subsidiary matches eligible employee contributions up to a certain percentage of benefits-eligible

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

compensation per pay period, subject to plan and legal limits. Terms of the plan, including matching percentage and vesting periods, are individually determined by each office and subsidiary.

The cost of these defined contribution plans charged to operations for fiscal years ended March 31, 2005, 2006, and 2007 were ¥3,265 million, ¥3,673 million and ¥3,182 million, respectively.

Adopting SFAS No. 158

The BTMU Group adopted the recognition provision of SFAS No. 158 at March 31, 2007. The BTMU Group recognized the overfunded status or underfunded status of all plans as prepaid benefit cost or accrued benefit cost on the consolidated balance sheet at March 31, 2007 with an adjustment to accumulated other changes in equity from nonowner sources, net of taxes. SFAS No. 158 did not change how net periodic benefit costs are determined.

The following table presents the incremental effect of applying SFAS No. 158 on individual line items on the consolidated balance sheet at March 31, 2007:

	Before application of SFAS No. 158	Effect of adjustment Increase/(Decrease)	After application of SFAS No. 158
	(in millions)
Intangible assets—net	¥954,111	¥(432)	¥953,679

Deferred tax assets	¥588,976	¥(77,977)	¥510,999

Other assets	¥3,624,959	¥154,142	¥3,779,101

Total assets	¥153,529,509	¥75,733	¥153,605,242

Other liabilities	¥3,954,094	¥(24,015)	¥3,930,079

Total liabilities	¥144,943,126	¥(24,015)	¥144,919,111

Accumulated other changes in equity from nonower sources, net of taxes	¥1,750,673	¥99,748	¥1,850,421

Total shareholder’s equity	¥8,586,383	¥99,748	¥8,686,131

The following table presents recognized amounts in accumulated other changes in equity from nonowner sources of the BTMU Group at March 31, 2007:

	BTMU and domestic subsidiaries	Foreign offices and subsidiaries		Total
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Net actuarial loss (gain)	¥(143,201)	¥31,124	¥5,858	¥(106,219)
Prior service cost	(49,565)	161	(686)	(50,090)
Net obligation at transition	369	—	1,455	1,824

Pension liability adjustments	¥(192,397)	¥31,285	¥6,627	¥(154,485	)(1)

Note:

(1)	Amount recognized in accumulated other changes in equity from nonowner sources, net of taxes, is ¥90,894 million.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the expected amounts that will be amortized from accumulated other changes in equity from nonowner sources as components of net periodic benefit cost, before taxes, for the fiscal year ending March 31, 2008:

	BTMU and domestic subsidiaries	Foreign offices and subsidiaries		Total
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Net actuarial loss (gain)	¥(2,218)	¥2,707	¥367	¥856
Prior service cost	(3,373)	130	(24)	(3,267)
Net obligation at transition	311	—	243	554

Total	¥(5,280)	¥2,837	¥586	¥(1,857)

BTMU and Domestic Subsidiaries

Net periodic cost of pension benefits and SIPs for the fiscal years ended March 31, 2005, 2006 and 2007 included the following components:

	2005	2006	2007
	(in millions)
Service cost—benefits earned during the fiscal year	¥14,845	¥18,229	¥28,517
Interest costs on projected benefit obligation	15,999	17,443	26,515
Expected return on plan assets	(14,934)	(18,543)	(40,704)
Amortization of net obligation at transition	548	206	274
Amortization of prior service cost	(795)	(624)	(3,417)
Amortization of net actuarial loss (gain)	19,861	13,561	(417)
Loss (Gain) on settlements	3,019	70,550	(2,122)
Gain on derecognition of previously accrued salary progression	—	(1,221)	—

Net periodic benefit cost	¥38,543	¥99,601	¥8,646

The following table summarizes the assumptions used in computing the present value of the projected benefit obligations and the net periodic benefit cost:

	2005	2006		2007
Weighted-average assumptions used:
Discount rates in determining expense	2.07%	2.18	%(1)	2.12%
Discount rates in determining benefit obligation	2.18	2.12		2.30
Rates of increase in future compensation level for determining expense	2.56	2.68	(1)	2.54
Rates of increase in future compensation level for determining benefit obligation	2.68	2.54		2.67
Expected rates of return on plan assets	2.56	2.53	(1)	2.79

Note:

(1)	Weighted-average assumptions used in determining expenses for the fiscal year ended March 31, 2006 in the above table are for the BTM Group only. These assumptions used for the UFJ Bank Group, related to expenses recognized since October 1, 2005, were as follows:

2006
Discount rates in determining expense	2.15%
Rates of increase in future compensation level for determining expense	4.97
Expected rates of return on plan assets	2.62

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2006 and 2007 for the plans of BTMU and its domestic subsidiaries. BTMU and some of its domestic subsidiaries have measured plan assets and benefit obligations at December 31 for the purpose of financial statements. Accordingly, funded status and amounts recognized in the table below shows the combined amounts of those presented in the consolidated financial statements of these subsidiaries.

	2006			2007
	Non-contributory pension benefits and SIP	Contributory pension benefits	Total	Pension benefits and SIP
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥136,799	¥667,558	¥804,357	¥1,283,500
Service cost	10,028	8,201	18,229	28,517
Interest cost	6,204	11,239	17,443	26,515
Plan participants’ contributions	—	828	828	—
Amendment	(7,060)	—	(7,060)	(25,104)
Acquisitions in connection with the merger with UFJ Bank	709,176	—	709,176	—
Divestitures	(32,114)	—	(32,114)	—
Actuarial loss (gain)	3,926	3,689	7,615	(7,927)
Benefits paid	(9,793)	(15,445)	(25,238)	(43,209)
Separation	—	(198,528)	(198,528)	—
Lump-sum payment	(11,208)	—	(11,208)	(9,673)

Benefit obligation at end of fiscal year	805,958	477,542	1,283,500	1,252,619

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	81,822	522,578	604,400	1,449,007
Actual return on plan assets	112,692	99,132	211,824	184,789
Acquisitions in connection with the merger with UFJ Bank	751,638	—	751,638	—
Divestitures	(19,692)	—	(19,692)	—
Employer contributions	8,961	10,592	19,553	41,736
Plan participants’ contributions	—	828	828	—
Benefits paid	(9,793)	(15,445)	(25,238)	(43,209)
Separation	—	(94,306)	(94,306)	—

Fair value of plan assets at end of fiscal year	925,628	523,379	1,449,007	1,632,323

Reconciliation of funded status:
Funded status	119,670	45,837	165,507	379,704
Reclassification(1)	45,837	(45,837)	—	—
Contributions to or benefits paid from plan assets during the three months ended March 31, 2006 and 2007	13,157	—	13,157	13,290
Unrecognized net actuarial loss	6,085	—	6,085	— (2)
Unrecognized prior service cost	(27,534)	—	(27,534)	— (2)
Unrecognized net obligation at transition	642	—	642	— (2)

Net amount recognized	¥157,857	¥—	¥157,857	¥392,994

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥191,644	¥—	¥191,644	¥422,779
Accrued benefit cost	(33,787)	—	(33,787)	(29,785)

Net amount recognized	¥157,857	¥—	¥157,857	¥392,994

Notes:

(1)	Due to the integration of pension plans of BTM and UFJ Bank on January 1, 2006, BTM’s contributory pension plan was changed into a non-contributory pension plan established by a new bank.
(2)	Under SFAS No.158, unrecognized net actuarial loss, unrecognized prior service cost and unrecognized net obligation at transition are now recorded as accumulated other changes in equity from nonowner sources.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregated accumulated benefit obligations of these plans were ¥1,242,495 million and ¥1,239,942 million at March 31, 2006 and 2007, respectively.

The projected benefit obligations, accumulated benefit obligations and fair value of plans assets for the plans of BTMU and its domestic subsidiaries with accumulated benefit obligations in excess of plan assets were ¥79,528 million, ¥76,154 million and ¥54,420 million, respectively, at March 31, 2006 and ¥47,399 million, ¥46,725 million and ¥18,669 million, respectively, at March 31, 2007.

In accordance with BTMU’s and its domestic subsidiaries’ employment practices, certain early-terminated employees are entitled to special lump-sum termination benefits. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2005, 2006 and 2007 were ¥6,433 million, ¥8,101 million and ¥6,603 million, respectively.

Asset allocation

The weighted-average asset allocations of BTMU and its domestic subsidiaries’ plan assets for the pension benefits and SIPs were as follows:

	Asset ratio at December 31,
	2005		2006
Asset category	Non-contributory Pension benefits and SIP	Contributory pension benefits	Pension benefits and SIP
Pension fund	63.48%	80.76%	66.30%
Japanese equity securities(1)	22.09	21.36	14.41
Japanese debt securities(2)	19.83	28.29	26.00
Non-Japanese equity securities	13.17	12.65	13.25
Non-Japanese debt securities	6.33	7.12	7.21
General account of life insurance companies(3)	1.17	10.97	5.05
Short-term assets	0.89	0.37	0.35
Real estate	—	—	0.03
Employee retirement benefit trust, primarily Japanese equity securities	36.52	19.24	33.70

Total	100.00%	100.00%	100.00%

Notes:

(1)	Japanese equity securities include MUFG and the BTMU Group’s common stock in the amounts of ¥6,208 million (0.92% of plan assets) to the non-contributory pension benefits and SIPs and ¥ 3,481 million (0.67% of plan assets) to the contributory pension benefits at December 31, 2005 and ¥ 6,966 million (0.43% of plan assets) to the pension benefits and SIPs at December 31, 2006.
(2)	Japanese debt securities include the BTMU Group’s debt securities in the amounts of ¥635 million (0.09% of plan assets) to the non-contributory pension benefits and SIPs and ¥ 1,644 million (0.31% of plan assets) to the contributory pension benefits at December 31, 2005 and ¥3,494 million (0.21% of plan assets) to the pension benefits and SIPs at December 31, 2006.
(3)	“General account of life insurance companies” is a contract with life insurance companies that guarantees a return of approximately 1.22% (from April 2005 to March 2006) and 1.23% (from April 2006 to March 2007), which is mainly invested in assets with low market risk such as Japanese debt securities. In terms of pension plan asset allocation, BTMU regards the general account in the same category as Japanese debt securities, because it is generally believed that there is a high degree of correlation between their performances. BTMU carefully monitors life insurance companies by credit rating and other assessments.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment policies

BTMU’s target asset allocation of plan assets for the pension benefits at December 31, 2006 was as follows:

Asset category	Target asset allocation
Japanese equity securities	21.0%
Japanese debt securities	51.0
Non-Japanese equity securities	19.0
Non-Japanese debt securities	9.0

Total	100.0%

BTMU’s investment policy for the plan assets is to achieve assured benefits and stable contributions through proper risk control and return maximization. BTMU attaches a great deal of importance to the long-term performance of the plan assets to achieve assured benefits. BTMU fixes the long-term asset allocation, which will be maintained for approximately five years, for efficient long-term investment return. The long-term asset allocation is based on optimal portfolios, which are estimated by expected return and risk according to each asset category, while considering BTMU’s risk tolerance.

As a general rule, BTMU reviews its investment policies for the plan assets approximately every five years. Additionally, a review is made in the following situations: large fluctuations in pension plan liabilities caused by modifications of pension plans, or changes in the market environment. BTMU carefully examines investment in alternative assets, such as derivatives or hedge funds, while considering BTMU’s investment administration structure. BTMU controls risk on the plan assets by standard deviation analysis. Additionally, BTMU requires and checks that investment companies track errors in each asset category within a designated range.

BTMU believes that the purpose of an employee retirement benefit trust investment is to achieve assured benefits by contribution of assets to the trust. Employee retirement benefit trust assets are invested primarily in Japanese equity securities. This asset allocation will be held for the medium term, but it is undecided whether it will be held in the long term.

BTMU’s SIP consists of an employee retirement benefit trust. The trust’s purpose and basic policy is the same as the employee retirement benefit trust described above. BTMU’s TQPPs have been closed and there are no more new beneficiaries. Therefore, to achieve assured benefits, the plan assets for closed TQPPs are invested in assets with low market risk.

Basis and procedure for estimating long-term return of each asset category

BTMU estimates the expected rate of return on the plan assets using a forward-looking building block approach. In this approach, the rate of return for each category of the plan assets is derived from both long-term historical performance and forward-looking return expectations based on future prospects of the economy and capital markets. The expected rate of return on the plan assets is 3.21%, which is the average of the expected rates of return weighted by assets allocation.

The expected rate of return on the employee retirement benefit trust which consists of SIP part and CDBP part is estimated as 1.01% based on the expected dividend yield on Japanese equity securities. Expected capital return is not taken into account, because the long-term asset allocation has not been determined.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash flows

BTMU expects to contribute approximately ¥41.5 billion to the plan assets for the pension benefits for the fiscal year ending March 31, 2008 based upon its current funded status and expected asset return assumptions.

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

Expected benefits
(in millions)
Fiscal year ending March 31:
2008	¥60,866
2009	62,445
2010	63,818
2011	64,648
2012	65,357
Thereafter (2013-2017)	340,587

Foreign Offices and Subsidiaries

The BTMU Group’s foreign offices and subsidiaries maintain pension benefits and /or other benefits. Amounts related to these benefits were retroactively adjusted to include offices and subsidiaries located in other than the United States of America.

Net periodic costs of the pension benefits and other benefits of foreign offices and subsidiaries for the fiscal years ended March 31, 2005, 2006 and 2007 include the following components:

	2005		2006		2007
	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the fiscal year	¥5,738	¥758	¥6,770	¥797	¥7,829	¥967
Interest costs on projected benefit obligation	7,478	1,182	8,303	1,079	9,931	1,233
Expected return on plan assets	(10,534)	(975)	(12,115)	(1,146)	(15,312)	(1,353)
Amortization of net obligation at transition	5	284	4	224	5	237
Amortization of prior service cost	121	(68)	179	(85)	221	(89)
Amortization of net actuarial loss	1,902	625	3,342	328	4,530	530

Net periodic benefit cost	¥4,710	¥1,806	¥6,483	¥1,197	¥7,204	¥1,525

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the assumptions used in computing the present value of the projected benefit obligations and the net periodic benefit cost:

	2005		2006		2007
	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
Weighted-average assumptions used:
Discount rates in determining expense	6.19%	6.25%	5.71%	5.76%	5.42%	5.15%
Discount rates in determining benefit obligation	5.71	5.76	5.42	5.15	5.87	6.02
Rates of increase in future compensation level for determining expense	4.57	—	4.47	—	4.63	—
Rates of increase in future compensation level for determining benefit obligation	4.47	—	4.63	—	4.64	—
Expected rates of return on plan assets	8.19	8.25	8.19	8.25	8.13	8.25

The following tables present the assumed weighted-average other benefits cost trend rates for foreign offices and subsidiaries, which are used to measure the expected cost of benefits at year-end, and the effect of a one-percentage-point change in the assumed medical benefits cost trend rate:

	UNBC		Other than UNBC
	Years ended December 31,		Years ended December 31,
	2005	2006	2005	2006
Initial trend rate	8.93%	8.06%	8.00%	7.00%
Ultimate trend rate	5.00%	5.00%	5.50%	5.00%
Year the rate reaches the ultimate trend rate	2011	2011	2009	2009

	UNBC		Other than UNBC
	One-percentage- point increase	One-percentage- point decrease	One-percentage- point increase	One-percentage- point decrease
	(in millions)
Effect on total of service and interest cost components	¥305	¥(250)	¥68	¥(55)
Effect on postretirement benefit obligation	2,481	(2,096)	594	(494)

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2006 and 2007 for the pension benefits and other benefit of foreign offices and subsidiaries:

	2006		2007
	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥139,194	¥18,137	¥183,177	¥22,381
Service cost	6,770	797	7,829	967
Interest cost	8,303	1,079	9,931	1,233
Plan participants’ contributions	21	288	8	304
Amendments	(92)	(199)	33	—
Divestitures	(141)	(45)	—	—
Actuarial loss (gain)	15,045	1,259	(7,956)	788
Benefits paid	(3,984)	(1,398)	(5,008)	(1,533)
Translation adjustments	18,061	2,463	5,729	447

Benefit obligation at end of fiscal year	183,177	22,381	193,743	24,587

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	134,441	12,776	183,045	16,194
Actual return on plan assets	12,999	756	25,181	2,312
Divestitures	(149)	—	—	—
Employer contributions	21,500	1,958	14,188	2,136
Plan participants’ contributions	21	288	8	304
Benefits paid	(3,984)	(1,398)	(5,008)	(1,533)
Translation adjustments	18,217	1,814	5,423	218

Fair value of plan assets at end of fiscal year	183,045	16,194	222,837	19,631

Reconciliation of funded status:
Funded status	(132)	(6,187)	29,094	(4,956)
Unrecognized net actuarial loss	54,271	6,362	— (1)	— (1)
Unrecognized prior service cost	244	(769)	— (1)	— (1)
Unrecognized net obligation at transition	5	1,683	— (1)	— (1)

Net amount recognized	¥54,388	¥1,089	¥29,094	¥(4,956)

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥64,709	¥4,055	¥48,634	¥—
Accrued benefit cost	(17,700)	(2,966)	(19,540)	(4,956)
Intangible assets	225	—	—	—
Accumulated other changes in equity from nonowner sources under SFAS No. 87	7,154	—	—	—

Net amount recognized	¥54,388	¥1,089	¥29,094	¥(4,956)

Note:

(1)	Under SFAS No. 158, unrecognized net actuarial loss, unrecognized prior service cost and unrecognized net obligation at transition are now recorded as accumulated other changes in equity from nonowner sources.

The aggregated accumulated benefit obligations of these plans were ¥165,459 million and ¥175,773 million, respectively, at March 31, 2006 and 2007.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans of foreign offices and subsidiaries with accumulated benefit obligations in excess of plan assets were ¥38,934 million, ¥38,332 million and ¥20,399 million, respectively at March 31, 2006 and ¥41,060 million, ¥40,224 million and ¥21,721 million, respectively at March 31, 2007.

Asset allocation

The weighted-average asset allocations for plan assets of foreign offices and subsidiaries were as follows:

	Asset ratio at December 31,
	2005		2006
Asset category	Pension benefits	Other benefits	Pension benefits	Other benefits
Equity securities	68.57%	52.00%	65.71%	55.00%
Debt securities	29.01	22.00	27.26	22.00
Insurance contracts	—	26.00	—	23.00
Real estate	0.28	—	4.57	—
Others	2.14	—	2.46	—

Total	100.00%	100.00%	100.00%	100.00%

Investment policies

Target weighted-average asset allocation for plan assets of foreign offices and subsidiaries is as follows:

Asset category	Target asset allocation
Equity securities	65.3%
Debt securities	27.7
Real estate	4.6
Others	2.4

Total	100.0%

The investment objective for plan assets of foreign offices and subsidiaries is to maximize total return within reasonable and prudent levels of risk. The plan asset allocation strategies are the principal determinant in achieving expected investment returns on the plan assets. Actual asset allocations may fluctuate within acceptable ranges due to market value variability. If market fluctuations cause an asset category to fall outside of its strategic asset allocation range, the portfolio will be rebalanced as appropriate. Performance of each plan asset category is compared against established indices and peer groups to evaluate whether the risk associated with the portfolio is appropriate for the level of return.

Basis and procedure for estimating long-term return of each asset category

Foreign offices and subsidiaries periodically reconsider the expected long-term rate of return for their plan assets. They evaluate the investment return volatility of different asset categories and compare the liability structure of their pension and other benefits to those of other companies, while considering their funding policy to maintain a funded status sufficient to meet participants’ benefit obligations, and reduce long-term funding requirements and pension costs. Based on this information, foreign offices and subsidiaries update the expected long-term rate of return.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash flows

Foreign offices and subsidiaries, in aggregate, expect to contribute approximately ¥8.7 billion to the plan assets for the pension benefits and ¥2.4 billion to the plan assets for the other benefits for the fiscal year ending March 31, 2008 based upon their current funded status and expected asset return assumptions.

Estimated future benefit payments

The following table presents benefit payments, in aggregate, expected to be paid, which include the effect of expected future service for the fiscal years indicated:

	Pension benefits	Other benefits
	(in millions)
Fiscal year ending March 31:
2008	¥5,424	¥1,537
2009	5,964	1,648
2010	6,583	1,743
2011	7,177	1,849
2012	7,841	1,951
Thereafter (2013-2017)	51,639	11,052

18.    OTHER ASSETS AND LIABILITIES

Major components of other assets and liabilities at March 31, 2006 and 2007 were as follows:

	2006	2007
	(in millions)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	¥510,166	¥584,113
Other	695,812	706,742
Investments in equity method investees	347,758	341,175
Non-interest-earning deposits with the Special Fund and the New Fund (See Note 7)	252,541	257,093
Prepaid benefit cost	260,408	471,413
Other	1,425,502	1,418,565

Total	¥3,492,187	¥3,779,101

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	¥504,543	¥941,769
Other	861,839	883,863
Deferred tax liabilities	87,573	74,663
Allowance for off-balance-sheet credit instruments	91,420	76,564
Accrued benefit cost	54,453	54,281
Minority interests	763,718	552,439
Guarantees and indemnifications	93,945	86,605
Accrued and other liabilities	1,020,482	1,259,895

Total	¥3,477,973	¥3,930,079

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in equity method investees include marketable equity securities carried at ¥112,947 million and ¥111,310 million, respectively, at March 31, 2006 and 2007. Corresponding aggregated market values were ¥163,278 million and ¥133,268 million, respectively.

The BTMU Group periodically evaluates whether a loss in value of investments in equity method investees is other than temporary. As a result of evaluations, the BTMU Group did not record impairment losses for the fiscal years ended March 31, 2005 and 2006. The BTMU Group recognized other than temporary declines in the value of an investment and recorded impairment losses related to certain affiliated companies of ¥11,387 million for the fiscal year ended March 31, 2007. The impairment losses are included in Equity in earnings of equity method investees in the consolidated statements of income.

19.    PREFERRED STOCK

Pursuant to the Articles of Incorporation, BTMU was authorized to issue 100,000,000 shares of Class 2 Preferred Stock, 27,000,000 shares of Class 3 Preferred Stock, 79,700,000 shares of Class 4 Preferred Stock and 150,000,000 shares of Class 5 Preferred Stock, without par value.

All classes of preferred stock are non-voting and have preference over common stock for the payment of dividends and the distribution of assets in the event of a liquidation or dissolution of BTMU. They are all non-cumulative and non-participating with respect to dividend payments. Shareholders of Class 2, Class 3 Class 4 and Class 5 Preferred Stock receive a liquidation distribution at ¥2,500, ¥3,000, ¥2,000 and ¥2,000 per share, respectively, and do not have the right to participate in any further liquidation distributions.

The number of preferred stock issued and outstanding at March 31, 2005, 2006 and 2007 was as follows:

	Outstanding at March 31, 2005	Net change	Outstanding at March 31, 2006	Net change	Outstanding at March 31, 2007
	(number of shares)
Preferred stock:
Class 1	81,400,000	(81,400,000)	—	—	—
Class 2	100,000,000	—	100,000,000	—	100,000,000
Class 3	—	27,000,000	27,000,000	(9,300,000)	17,700,000
Class 4	—	79,700,000	79,700,000	(79,700,000)	—
Class 5	—	150,000,000	150,000,000	(150,000,000)	—

Total	181,400,000	175,300,000	356,700,000	(239,000,000)	117,700,000

The aggregate liquidation preference of preferred stock issued and outstanding at March 31, 2005, 2006 and 2007 was as follows:

	Aggregate amount at March 31, 2005	Net change	Aggregate amount at March 31, 2006	Net change	Aggregate amount at March 31, 2007
	(in millions)
Preferred stock:
Class 1	¥244,200	¥(244,200)	¥—	¥—	¥—
Class 2	250,000	—	250,000	—	250,000
Class 3	—	81,000	81,000	(27,900)	53,100
Class 4	—	159,400	159,400	(159,400)	—
Class 5	—	300,000	300,000	(300,000)	—

Total	¥494,200	¥296,200	¥790,400	¥(487,300)	¥303,100

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The portion of proceeds from the sale of shares that is designated as capital stock is determined by resolution of the Board of Directors of BTMU, however, at least 50% of the issue price of newly issued shares is required to be designated as capital stock under the Code and the Company Law. Proceeds in excess of amounts designated as capital stock are designated as capital surplus. Class 3 through 5 Preferred Stock were issued in exchange for UFJ Bank’s preferred stocks and recorded in Capital surplus.

On June 28, 2005, at a shareholders’s meeting, the Articles of Incorporation were amended and all 81,400,000 shares of Class 1 Preferred Stock were changed to 81,400,000 shares of common stock. As a result, no Class 1 Preferred Stock was outstanding at March 31, 2006.

Preferred Stock Issued as of March 31, 2007

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

Class 3 Preferred Stock

On January 4, 2006, BTMU issued 200,000,000 shares of Class 3 Preferred Stock in exchange for Class A Series 1 preferred stock of UFJ Bank at an exchange ratio of 1 share of BTMU’s Class 3 Preferred Stock for each share of UFJ Bank’s Class A Series 1 preferred stock.

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

On March 31, 2006, 173,000,000 shares of Class 3 Preferred Stock were converted into 306,465,899 shares of common stock.

On September 29, 2006, 9,300,000 shares of Class 3 Preferred Stock were exchanged for 16,474,756 shares of common stock.

As of March 31, 2007, 9,300,000 shares of Class 3 Preferred Stock were treasury stock.

Class 4 Preferred Stock

On January 4, 2006, BTMU issued 150,000,000 shares of Class 4 Preferred Stock in exchange for Class D Series 1 preferred stock of UFJ Bank at an exchange ratio of 1 share of BTMU’s Class 4 Preferred Stock for each share of UFJ Bank’s Class D Series 1 preferred stock.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Class 4 preferred stockholders are entitled to receive annual non-cumulative dividends of ¥18.60 per share with priority over common stockholders.

Class 4 Preferred Stock is convertible into fully paid shares of BTMU common stock at the election of holders from and including the issue date of Class 4 Preferred Stock to and including March 30, 2009, except during certain excluded periods, at an initial conversion ratio of 1.826 shares of common stock per preferred stock, subject to anti-dilution adjustments. The conversion ratio is subject to reset annually on October 5 from 2006 to 2008 to ¥2,000 divided by a thousandth of the average market price of MUFG’s common stock for the 30 trading day period beginning 45 trading days prior to each reset date multiplied by 1.035, but not more than 2.197. As of October 5, 2006, the conversion ratio was 1.211.

On March 31, 2006, 70,300,000 shares of Class 4 Preferred Stock were converted into 128,367,800 shares of common stock.

On September 29, 2006, 79,700,000 shares of Class 4 Preferred Stock were exchanged for 145,532,200 shares of common stock.

As of March 31, 2007, all shares of Class 4 Preferred Stock issued were treasury stock.

Class 5 Preferred Stock

On January 4, 2006, BTMU issued 150,000,000 shares of Class 5 Preferred Stock in exchange for Class D Series 2 Preferred Stock of UFJ Bank at an exchange ratio of 1 share of BTMU’s Class 5 Preferred Stock for each share of UFJ Bank’s Class D Series 2 preferred stock.

Class 5 preferred stockholders are entitled to receive annual non-cumulative dividends of ¥19.40 per share with priority over common stockholders.

Class 5 Preferred Stock is convertible into fully paid shares of BTMU common stock at the election of holders from and including the issue date of Class 5 Preferred Stock to and including March 30, 2009, except during certain excluded periods, at an initial conversion ratio of 1.826 shares of common stock per share of preferred stock, subject to anti-dilution adjustments. The conversion ratio is subject to reset annually on October 5 from 2006 to 2008 to ¥2,000 divided by a thousandth of the average market price of MUFG’s common stock for the 30 trading day period beginning 45 trading days prior to each reset date multiplied by 1.035, but not more than 2.197. As of October 5, 2006, the conversion ratio was 1.211.

On September 29, 2006, 150,000,000 shares of Class 5 Preferred Stock were exchanged for 273,900,000 shares of common stock.

As of March 31, 2007, all shares of Class 5 Preferred Stock issued were treasury stock.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20.    COMMON STOCK AND CAPITAL SURPLUS

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2005, 2006 and 2007 were as follows:

	2005	2006	2007
	(in thousands of shares)
Balance at beginning of fiscal year	5,019,470	5,019,470	9,822,055
Issuance of new shares of common stock by merger	—	4,286,351	—
Change from Class 1 Preferred Stock	—	81,400	—
Issuance of new shares of common stock by conversion of Class 3 Preferred Stock	—	306,466	—
Issuance of new shares of common stock by conversion of Class 4 Preferred Stock	—	128,368	—
Issuance of new shares of common stock in exchange for acquisitions of Class 3,4,5 Preferred Stock	—	—	435,907

Balance at end of fiscal year	5,019,470	9,822,055	10,257,962

On May 1, 2006, a new company law (the “Company Law”) became effective. The Company Law reformed and replaced the Code with various revisions that, for the most part, are applicable to events or transactions occurring on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006.

Under the Code and the Company Law, issuances of common stock, including conversions of bonds and notes, are required to be credited to the common stock account for at least 50% of the proceeds and to the legal capital surplus account (“legal capital surplus”) for the remaining amounts.

The Code and the Company Law permit Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a “stock split,” as defined in the Code (see Note 1). Also, the Code prior to April 1, 1991 permitted Japanese companies to issue free share distributions. BTMU from time to time made free share distributions. These free distributions usually ranged from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such United States accounting practice to the cumulative free distributions made by BTMU at March 31, 2007, would have increased capital accounts by ¥ 1,748,080 million with a corresponding decrease in unappropriated retained earnings.

The Code permits, upon approval of the Board of Directors, the transfer of amounts from the legal capital surplus to the capital stock account. The Company Law permits that common stock, legal reserve, additional paid-in capital, and other capital surplus and retained earnings can be transferred among these accounts under certain conditions upon the approval of a shareholders’ meeting.

Treasury Stock

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

Parent Company Shares Held by the Group and Affiliated Companies

At March 31, 2007, the BTMU Group and affiliated companies owned shares of common stock of MUFG. Such shares are included in parent company’s stock in the consolidated balance sheets and deducted from shareholder’s equity.

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

None of the retained earnings recorded in BTMU’s general books of account, prepared in accordance with Japanese GAAP, as of March 31, 2007 (¥1,437,658 million, exclusive of the amounts to be appropriated for legal reserves and gross unrealized gains on fair valuation of assets, as defined, if any), is restricted by such limitations under the Code and the Company Law, or by the Banking Law as described above.

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

In Japan, BTMU is subject to regulatory capital requirements promulgated by the FSA in accordance with the provisions of the Banking Law and related regulations. A banking institution is subject to the minimum capital requirements both on a consolidated basis and a stand-alone basis, and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary under the control of another company. When a bank holding company manages operations of its banking subsidiaries, it is required to maintain the minimum capital adequacy ratio on a consolidated basis in the same manner as its subsidiary banks. The FSA provides two sets of capital adequacy guidelines. One is a set of guidelines applicable to Japanese banks and bank holding companies with foreign offices conducting international operations, as defined, and the other is applicable to Japanese banks and bank holding companies that are not engaged in international operations.

Under the capital adequacy guidelines applicable to a Japanese banking institution with international operations conducted by foreign offices, a minimum capital ratio of 8.0% is required.

The Basel Committee on Banking Supervision of the Bank for International Settlements (BIS) sets capital adequacy standards for all internationally active banks to ensure minimum level of capitals.

The Basel Committee worked over recent years to revise the 1988 Accord, and in June 2004, “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” called Basel II was released. Basel II has been applied to Japanese banks and bank holding companies as of March 31, 2007. BTMU calculated capital ratios as of March 31, 2007 in accordance with Basel II.

Basel II is based on “three pillars”: (1) minimum capital requirements, (2) the self-regulation of financial institutions based on supervisory review process, and (3) market discipline through the disclosure of information. The framework of the 1988 Accord, Basel I, is improved and expanded to be included in “minimum capital requirements” as the first pillar of Basel II.

As for the denominator of the capital ratio, retaining the Basel I Framework, Basel II provides more risk-sensitive approaches and a range of options for determining the risk-weighted assets.

“Credit Risk”

The revised Framework provides options for determining the risk-weighted assets for credit risk to allow banks to select approaches that are most appropriate for their level of risk assessment while the Basel I Framework provided a sole measurement approach. Banks choose one of three approaches: “Standardized Approach”, “Foundation Internal Ratings-Based Approach (FIRB)” or “Advanced Internal Ratings-Based Approach (AIRB)”.

“Market Risk”

In the “Amendment to the Capital Accord to incorporate market risks” of the year 1996, a choice between two methodologies “the Standardized Methodology” and “Internal Models Approach” is permitted. “Combination of Internal Models Approach and the Standardized Methodology” is also allowed under certain conditions. This is unchanged in Basel II.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

“Operational Risk”

Operational risk, which is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, is newly added in Basel II. Basel II presents three methods for calculating operational risk capital charges: (i) the Basic Indicator Approach; (ii) the Standardized Approach; or (iii) Advanced Measurement Approaches (AMA). Banks adopt one of the three approaches to determine the risk-weighted assets for operational risk.

Banks need to obtain approval from their supervisors prior to adopting the following approaches to calculate capital requirements for each risk:

•	the Internal Ratings-Based (IRB) Approach for credit risk

•	the Internal Models Approach for market risk

•	the Standardized Approach and AMA for operational risk

On the other hand, as for the numerator of the capital ratio, Basel II takes over in principle the eligible regulatory capital stipulated in Basel I.

Capital is classified into three tiers, referred to as Tier I, Tier II and Tier III capital and deductions from capital.

Tier I capital generally consists of shareholders’ equity items, including common stock, preferred stock, capital surplus, minority interests and retained earnings, less any recorded goodwill and other items such as treasury stock. Tier II capital generally consists of general reserves for credit losses up to 1.25% of risk-weighted assets, 45% of the unrealized gains on investment securities available for sale, 45% of the land revaluation excess, the balance of perpetual subordinated debt and the balance of subordinated term debt with an original maturity of over five years subject to some limitations, up to 50% of Tier I capital. Preferred stock is includable in Tier I capital unless the preferred stock has a fixed maturity, in which case, such preferred stock will be a component of Tier II capital. Tier III capital generally consists of short-term subordinated debt with an original maturity of at least two years, subject to certain limitations. At least 50% of a bank’s capital base must be maintained in the form of Tier I capital.

Deductions include a banks’ holdings of capital issued by other banks, or deposit-taking institutions and investments in subsidiaries engaged in banking and financial activities which are not consolidated in accordance with Japanese GAAP.

Due to a change in credit risk measurement by adopting Basel II, general provisions for credit losses can be included in Tier II capital according to the proportion of credit risk-weighted assets subject to the Standardized Approach only. Under the IRB approach, the capital is adjusted by the amount of the difference between total eligible provisions and total expected losses calculated within the IRB approach. Under certain conditions, banks are also required to deduct from regulatory capital securitization exposure, any increase in equity capital resulting from a securitization transaction and expected losses on equity exposures under the Probability of Default/Loss Given Default approach.

If a banking institution is not engaged in international operations conducted by foreign offices, it is subject to another set of capital adequacy requirements with a minimum capital ratio of 4.0%. Such guidelines incorporate measures of risk under the risk-weighted approach similar to the guidelines applicable to banking institutions with international operations. Qualifying capital is classified into Tier I and Tier II capital.

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

In Basel II, most major subsidiaries of BTMU adopted the FIRB to calculate capital requirements for credit risk. BTMU adopted the Standardized Approach to calculate capital requirements for operational risk. As for market risk, BTMU adopted the Internal Models Approach mainly to calculate general market risk and adopted the Standardized Methodology to calculate specific risk.

Under Basel I, BTMU calculated the risk-weighted assets for credit risk, and adopted the Internal Models Approach mainly to calculate general market risk and the Standardized Methodology to calculate specific risk.

The risk-adjusted capital amounts and ratios of BTMU presented in the following table are based on amounts calculated in accordance with Japanese GAAP as required by the FSA:

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Consolidated:
At March 31, 2006:
Total capital (to risk-weighted assets):	¥11,921,426	12.48%	¥7,641,656	8.00%
Tier I capital (to risk-weighted assets):	6,735,315	7.05	3,820,828	4.00
At March 31, 2007:
Total capital (to risk-weighted assets):	¥11,606,586	12.83%	¥7,236,545	8.00%
Tier I capital (to risk-weighted assets):	6,975,584	7.71	3,618,272	4.00
Stand-alone:
At March 31, 2006:
Total capital (to risk-weighted assets):	¥11,170,768	13.29%	¥6,725,417	8.00%
Tier I capital (to risk-weighted assets):	6,282,137	7.47	3,362,708	4.00
At March 31, 2007:
Total capital (to risk-weighted assets):	¥10,682,663	13.22%	¥6,466,553	8.00%
Tier I capital (to risk-weighted assets):	6,428,565	7.95	3,233,277	4.00

Note:

Numbers at March 31, 2006 are calculated according to Basel I since Basel II became effective in Japan at March 31, 2007.

Management believes, as of March 31, 2007, that BTMU met all capital adequacy requirements to which it is subject.

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

Although Basel II is not yet effective in the U.S., the U.S. banking and thrift agencies published in July 2007 an interagency notice regarding the implementation of Basel II in the U.S. The agencies agreed to resolve major outstanding issues and lead to finalization of a rule implementing the advanced approaches for computing large banks’ risk-based capital requirements. The agencies also agreed to proceed promptly to issue a proposed rule that would provide all non-core banks with the option to adopt a standardized approach.

The figures on the tables below are calculated according to Basel I as Basel II is not yet effective in the U.S. UNBC’s and the UBOC’s actual capital amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
UNBC:
At December 31, 2005:
Total capital (to risk-weighted assets)	$5,055	11.10%	$3,643	8.00%
Tier I capital (to risk-weighted assets)	4,178	9.17	1,822	4.00
Tier I capital (to quarterly average assets)(1)	4,178	8.39	1,992	4.00
At December 31, 2006:
Total capital (to risk-weighted assets)	$5,843	11.71%	$3,992	8.00%
Tier I capital (to risk-weighted assets)	4,334	8.68	1,996	4.00
Tier I capital (to quarterly average assets)(1)	4,334	8.44	2,054	4.00

Note:

(1)	Excludes certain intangible assets.

	Actual		For capital adequacy purposes		Ratios OCC requires to be “well capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
UBOC:
At December 31, 2005:
Total capital (to risk-weighted assets)	$4,749	10.59%	$3,588	8.00%	$4,485	10.00%
Tier I capital (to risk-weighted assets)	4,315	9.62	1,794	4.00	2,691	6.00
Tier I capital (to quarterly average assets)(1)	4,315	8.78	1,965	4.00	2,456	5.00
At December 31, 2006:
Total capital (to risk-weighted assets)	$5,280	10.69%	$3,951	8.00%	$4,939	10.00%
Tier I capital (to risk-weighted assets)	4,179	8.46	1,975	4.00	2,963	6.00
Tier I capital (to quarterly average assets)(1)	4,179	8.25	2,027	4.00	2,534	5.00

Note:

(1)	Excludes certain intangible assets.

Management believes, as of December 31, 2006, that UNBC and UBOC met all capital adequacy requirements to which they are subject.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2005 and 2006, the most recent notification from the U.S. Office of the Comptroller of the Currency (“OCC”) categorized UBOC as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” UBOC must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed UBOC’s category.

23.    EARNINGS PER COMMON SHARE

Reconciliations of net income and weighted average number of common shares outstanding used for the computation of basic earnings per common share to the adjusted amounts for the computation of diluted earnings per common share for the fiscal years ended March 31, 2005, 2006 and 2007 are as follows:

	2005	2006	2007
	(in millions)
Income (Numerator):
Income from continuing operations before cumulative effect of a change in accounting principle	¥286,592	¥228,231	¥461,705
Income (loss) from discontinued operations—net	1,493	8,973	(817)
Cumulative effect of a change in accounting principle, net of tax	(977)	(8,425)	—

Net income	287,108	228,779	460,888
Income allocable to a preferred shareholder	(6,716)	(6,999)	(10,963)

Net income available to a common shareholder	280,392	221,780	449,925

Effect of dilutive instruments:
Preferred Stock (Class 3)	—	—	570
Preferred Stock (Class 4)	—	—	1,483
Preferred Stock (Class 5)	—	—	2,910
Convertible debt—MUS	(391)	—	—
Stock options—MUS	(5)	—	—
Stock options—UNBC	(894)	(1,081)	(835)
Convertible preferred stock—UFJ NICOS Co., Ltd.	—	(869)	—
Convertible preferred stock—The Senshu Bank, Ltd.	—	—	(2)

Net income available to a common shareholder and assumed conversions	¥279,102	¥219,830	¥454,051

	2005	2006	2007
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	5,019,470	7,219,739	10,041,800
Effect of dilutive instruments:
Convertible preferred stock (Class 3)	—	352,612	39,525
Convertible preferred stock (Class 4)	—	273,195	72,168
Convertible preferred stock (Class 5)	—	273,900	135,824

Weighted average common shares for diluted computation	5,019,470	8,119,446	10,289,317

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2005	2006	2007
	(in yen)
Earnings per common share:
Basic earnings per common share:
Income from continuing operations available to a common shareholder before cumulative effect of a change in accounting principle	¥55.76	¥30.64	¥44.89
Income (loss) from discontinued operations	0.30	1.24	(0.08)

Income available to a common shareholder before cumulative effect of a change in accounting principle	56.06	31.88	44.81
Cumulative effect of a change in accounting principle	(0.19)	(1.16)	—

Net income available to a common shareholder	¥55.87	¥30.72	¥44.81

Diluted earnings per common share:
Income from continuing operations available to a common shareholder before cumulative effect of a change in accounting principle	¥55.50	¥27.01	¥44.21
Income (loss) from discontinued operations	0.30	1.11	(0.08)

Income available to a common shareholder before cumulative effect of a change in accounting principle	55.80	28.12	44.13
Cumulative effect of a change in accounting principle	(0.19)	(1.05)	—

Net income available to a common shareholder	¥55.61	¥27.07	¥44.13

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

For the fiscal year ended March 31, 2006, Class 3, Class 4, and Class 5 Preferred Stock, convertible preferred stock issued by UFJ NICOS Co., Ltd. (“UFJ NICOS”) and stock options issued by UNBC that could potentially dilute earnings per common share in the future were included in the computation of diluted earnings per common share. Convertible preferred stock issued by The Senshu Bank, Ltd. and certain stock options issued by UNBC could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

For the fiscal year ended March 31, 2007, Class 3, Class 4, and Class 5 Preferred Stock, convertible preferred stock issued by The Senshu Bank., Ltd. and stock options issued by UNBC that could potentially dilute earnings per common share in the future were included in the computation of diluted earnings per common share. Convertible preferred stock issued by UFJ NICOS and certain stock options issued by UNBC could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

In computing the number of the potentially dilutive common shares for the fiscal years ended March 31, 2006 and 2007, Class 3, Class 4, and Class 5 Preferred Stock has been based on the conversion price at March 31, 2007 (i.e., ¥ 1,693.5, ¥ 1,095.3 and ¥ 1,095.3, respectively).

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24.    DERIVATIVE FINANCIAL INSTRUMENTS

The BTMU Group uses various derivative financial instruments both for trading purposes and for purposes other than trading (primarily risk management purposes) in the normal course of business to meet the financial needs of its customers, as a source of revenue and to manage its exposures to a variety of risks. The BTMU Group is a party to derivatives, including swaps, forwards, options and other types of derivatives, dealing primarily with market risk associated with interest rate, foreign currency, equity and commodity prices, and credit risk associated with counterparty’s nonperformance of transactions.

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

For the fiscal years ended March 31, 2006 and 2007, except for derivative transactions conducted by certain foreign subsidiaries, the BTMU Group accounted for derivatives held for risk management purposes as trading positions and measured them at fair value.

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

Cash Flow Hedges

Hedging Strategies for Variable Rate Loans and Certificates of Deposit and Other Time Deposits

UNBC engages in several types of cash flow hedging strategies for which the hedged transactions are forecasted future loan interest payments, and the hedged risk is the variability in those payments due to changes in the designated benchmark rate, e.g., U.S. dollar LIBOR. In these strategies, the hedging instruments are matched with groups of variable rate loans such that the tenor of the variable rate loans and that of the hedging instrument are identical. Cash flow hedging strategies include the utilization of purchased floor, cap, collar and corridor options and interest rate swaps. At December 31, 2006, the weighted average remaining life of the currently active (excluding any forward positions) cash flow hedges was approximately 1.7 years.

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

UNBC uses purchased interest rate caps to hedge the variable interest cash flows associated with the forecasted issuance and rollover of short-term, fixed rate CDs. In these hedging relationships, UNBC hedges the LIBOR component of the CD rates, which is 3-month LIBOR, based on the CDs’ original term to maturity, which reflects their repricing frequency. Net payments to be received under the cap contract offset the increase in interest expense caused by the relevant LIBOR index rising above the cap’s strike rate.

UNBC uses interest rate cap corridors to hedge the variable cash flows associated with the forecasted issuance and rollover of short-term, fixed rate, CDs. In these hedging relationships, UNBC hedges the LIBOR component of the CD rates, either 1-month LIBOR, 3-month LIBOR, or 6-month LIBOR, based on the original term to maturity of the CDs, which reflects their repricing frequency. Net payments to be received under the cap corridor contract offset the increase in deposit interest expense caused by the relevant LIBOR index rising above the corridor’s lower strike rate, but only to the extent the index rises to the upper strike rate. The corridor will not provide protection from increases in the relevant LIBOR index to the extent it rises above the corridor’s upper strike rate.

Hedging transactions are structured at inception so that the notional amounts of the hedge are matched with an equal principal amount of loans or CDs, the index and repricing frequencies of the hedge match those of the loans or CDs, and the period in which the designated hedged cash flows occurs is equal to the term of the hedge. As such, most of the ineffectiveness in the hedging relationship results from the mismatch between the timing of reset dates on the hedge versus those of the loans or CDs. For the year ended December 31, 2006, UNBC recognized a net gain of ¥12 million due to ineffectiveness, which is recognized in other noninterest expense, compared to a net loss of ¥195 million for the year ended December 31, 2004 and a net loss of ¥11 million for the year ended December 31, 2005.

For cash flow hedges, based upon amounts included in accumulated other changes in equity from nonowner sources at March 31, 2007, the BTMU Group expects to realize approximately ¥3 billion in net interest income for the fiscal year ending March 31 2008. This amount could differ from amounts actually realized due to changes in interest rates and the addition of other hedges subsequent to March 31, 2007.

Fair Value Hedges

Economic Hedging Strategy for “MarketPath” Certificates of Deposit

UNBC engages in an economic hedging strategy in which interest bearing CDs issued to customers, which are tied to the changes in the Standard and Poor’s 500 index, are exchanged for a fixed rate of interest. UNBC accounts for the embedded derivative in the CDs at fair value. A total return swap that encompasses the value of a series of options that had individually hedged each CD is valued at fair value. The change in fair value of the embedded derivative and hedging instrument are recognized as interest expense.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Hedging Strategy for Medium-Term Notes

UNBC engages in an interest rate hedging strategy in which an interest rate swap is associated with a specified interest bearing liability, UNBC’s five-year, medium-term debt issuance, in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, U.S. dollar LIBOR.

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

25.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE-SHEET INSTRUMENTS

Obligations under Guarantees

The BTMU Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, liquidity facilities, other off-balance-sheet credit-related supports and similar instruments, in order to meet the customers’ financial and business needs. The table below summarizes the contractual or notional amounts with regard to obligations under guarantees and similar arrangements at March 31, 2006 and 2007. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The BTMU Group mitigates credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real properties based on management’s credit assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the BTMU Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the borrower fails to fulfill its obligations. The following table includes unfunded commitments of ¥174.5 billion and ¥184.2 billion at March 31, 2006 and 2007, respectively, which are participated out to third parties. The contractual or notional amounts summarized in the following table do not necessarily bear any direct relationship to the future actual credit exposure, primarily because of those risk management techniques.

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2006:		Less than 1 year	1-2 years	2-3 years	3-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥5,598	¥2,330	¥415	¥373	¥707	¥1,773
Performance guarantees	1,853	1,214	238	162	188	51
Derivative instruments	44,330	21,730	6,591	4,182	6,595	5,232
Other(1)	648	637	—	—	—	11

Total	¥52,429	¥25,911	¥7,244	¥4,717	¥7,490	¥7,067

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2007:		Less than 1 year	1-2 years	2-3 years	3-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥5,532	¥2,293	¥473	¥420	¥756	¥1,590
Performance guarantees	2,108	1,365	273	220	175	75
Derivative instruments	43,083	22,242	5,792	4,567	7,360	3,122
Other	820	814	—	—	1	5

Total	¥51,543	¥26,714	¥6,538	¥5,207	¥8,292	¥4,792

Note:

(1)	The contractual or notional amounts of obligations under guarantees and similar arrangements at March 31, 2006 have been restated as follows:

	Maximum potential/ Contractual or Notional amount		Amount by expiration period
			Less than 1 year
	As previously reported	As restated	As previously reported	As restated
	(in billions)
Other	¥243	¥648	¥232	¥637

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

Carrying amount

At March 31, 2006 and 2007, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥722,161 million and ¥804,957 million, respectively, which are included in Other liabilities and Trading account liabilities. In addition, Other liabilities also include an allowance for off-balance-sheet instruments of ¥63,443 million and ¥46,301 million, respectively, related to these transactions.

Other Off-balance-sheet Instruments

In addition to obligations under guarantees set forth above, the BTMU Group issues other off-balance-sheet instruments for purposes other than trading. Such off-balance-sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the BTMU Group provides to meet the financing needs of its customers. Once the BTMU Group issues these financial instruments, the BTMU Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31, 2007, approximately 78% of these commitments will expire within one year, 19% from one year to five years and 3% after five years. The table below summarizes the contractual amounts with regard to these commitments at March 31, 2006 and 2007:

	2006	2007
	(in billions)
Commitments to extend credit(1)	¥53,196	¥56,223
Commercial letters of credit	819	842
Commitments to make investments	13	11

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:
(1)	The contractual amounts of commitments to extended credit at March 31, 2006 have been restated from ¥52,549 billion to ¥53,196 billion.

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

The following table presents, by type of VIE, the total assets of consolidated and non-consolidated VIEs and the maximum exposure to non-consolidated VIEs at March 31, 2006 and 2007:

Consolidated VIEs	2006	2007
	(in millions)
Asset-backed commercial paper conduits	¥4,293,369	¥5,398,379
Investment funds	1,438,696	1,449,264
Special purpose entities created for structured financing	20,079	24,987
Repackaged instruments	122,808	34,837
Others	341,691	226,423

Total	¥6,216,643	¥7,133,890

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2006(1)		2007
Non-Consolidated VIEs	Assets	Maximum exposure	Assets	Maximum exposure
	(in millions)
Asset-backed commercial paper conduits	¥20,716,460	¥1,822,655	¥38,435,619	¥2,399,429
Securitization conduits of client properties	1,617,070	479,454	2,049,272	517,979
Investment funds	52,708,302	1,207,755	57,870,656	1,401,405
Special purpose entities created for structured financing	22,183,836	1,434,418	24,883,387	1,694,806
Repackaged instruments	66,140,799	979,566	88,634,673	2,168,931
Others	9,029,433	1,180,628	11,238,946	1,280,351

Total	¥172,395,900	¥7,104,476	¥223,112,553	¥9,462,901

Note:

(1)	The total assets of non-consolidated VIEs and the maximum exposure to non-consolidated VIEs at March 31, 2006 have been restated as follows:

	As previously reported		As restated
	Assets	Maximum exposure	Assets	Maximum exposure
	(in millions)
Asset-backed commercial paper conduits	¥20,570,747	¥1,742,908	¥20,716,460	¥1,822,655
Securitization conduits of client properties	1,571,270	466,654	1,617,070	479,454
Investment funds	47,063,693	1,162,167	52,708,302	1,207,755
Special purpose entities created for structured financing	21,752,150	1,395,935	22,183,836	1,434,418
Repackaged instruments	66,140,799	979,566	66,140,799	979,566
Others	5,226,638	725,175	9,029,433	1,180,628

Total	¥162,325,297	¥6,472,405	¥172,395,900	¥7,104,476

The assets of certain consolidated asset-backed commercial paper conduits include variable interests in the VIEs of which the consolidated asset-backed commercial paper conduits are not the primary beneficiaries. The maximum exposure to these non-consolidated VIEs was ¥1,223,583 million and ¥1,750,961 million and the total assets of these non-consolidated VIEs were ¥12,768,741 million and ¥26,856,249 million at March 31, 2006 and 2007, respectively. The table above includes these amounts.

The following table presents the carrying amount of consolidated assets that corresponds to VIEs’ obligations at March 31, 2006 and 2007:

	2006	2007
	(in millions)
Cash	¥167,331	¥156,010
Trading account assets	1,159,314	1,195,732
Investment securities	76,812	42,794
Loans	4,607,197	5,587,953
Others	205,989	151,401

Total	¥6,216,643	¥7,133,890

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, certain transfers of financial assets that did not qualify for sale accounting were made to variable interest entities. The transferred assets, primarily consisting of performing loans, continued to be carried as assets of the BTMU Group. Such assets amounted to ¥2,798,538 million and ¥4,429,589 million at March 31, 2006 and 2007, respectively.

A portion of the assets of consolidated VIEs presented in the table above were derived from transactions between consolidated VIEs and the BTMU Group, the primary beneficiary, and were eliminated as intercompany transactions. The eliminated amounts were ¥122,534 million of Cash, ¥2,143 million of Trading account assets, ¥197,658 million of Loans and ¥6,618 million of other assets at March 31, 2006, and ¥128,456 million of Cash, ¥3,527 million of Trading account assets, ¥239,792 million of Loans and ¥5,122 million of other assets at March 31, 2007.

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to other assets of the BTMU Group, except where the BTMU Group provides credit support as in the case of certain asset-backed commercial paper conduits.

Asset-backed Commercial Paper Conduits

The BTMU Group administers several multi-seller finance entities (primarily commercial paper conduits) that purchase financial assets, primarily pools of receivables, from third-party customers. The assets purchased by these conduits are generally funded by issuing commercial paper to and/or by borrowings from the BTMU Group or third parties. While customers basically continue to provide servicing for the transferred trade receivables, the BTMU Group underwrites, distributes, makes a market in commercial paper issued by the conduits, and also provides liquidity and credit support facilities to the entities.

Securitization Conduits of Client Properties

The BTMU Group administers several conduits that acquire client assets, primarily real estate, from third-party customers (“property sellers”) with the property sellers continuing to use the acquired real estate through lease-back agreements. The equity of the conduits is provided by the property sellers but such equity holders have no ability to make decisions about the activities of the conduits. Thus, the BTMU Group considers those conduits to be VIEs. The assets acquired by these conduits are generally funded by borrowings from the BTMU Group or third parties. The BTMU Group determined that it is not the primary beneficiary of any of these conduits.

Investment Funds

The BTMU Group holds investments and loans in various investment funds that collectively invest in equity and debt securities including listed Japanese securities and investment grade bonds, and, to a limited extent, securities and other interests issued by companies including in a start-up or restructuring stage. Such investment funds are managed by investment advisory companies or fund management companies that make investment decisions and administer the funds.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The BTMU Group generally acts as a member of a lending group and does not have any equity investment in the entities, which is typically provided by project owners. For most of these financings, the equity provided by the project owners is of sufficient level to absorb expected losses, while expected returns to the owners are arranged to be the most significant among all returns. Accordingly, the BTMU Group determined that the BTMU Group is not the primary beneficiary of most of these entities. However, in transactions with entities whose investments at risk are exceptionally thin, where the BTMU Group provides most of the financing, the BTMU Group is ultimately required to consolidate this type of entity.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27.    COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments

The BTMU Group leases certain technology systems, office space and equipment under noncancelable agreements expiring through the fiscal year 2046.

Future minimum rental commitments for noncancelable leases at March 31, 2007 were as follows:

	Capitalized leases	Operating leases
	(in millions)
Fiscal year ending March 31:
2008	¥50,570	¥32,166
2009	72,554	26,958
2010	24,646	23,117
2011	17,067	13,984
2012	7,232	10,679
2013 and thereafter	5,068	37,366

Total minimum lease payments	177,137	¥144,270

Amount representing interest	(7,083)

Present value of minimum lease payments	¥170,054

Total rental expense for the fiscal years ended March 31, 2005, 2006 and 2007 was ¥35,923 million, ¥58,425 million and ¥77,070 million, respectively.

Civil Suit Brought by The Sumitomo Trust & Banking Co., Ltd.

On May 21, 2004, UFJ Holdings, UFJ Bank, UFJ Trust (collectively, the “UFJ Companies”) and The Sumitomo Trust & Banking Co., Ltd. (“Sumitomo Trust”) entered into a basic agreement to integrate and jointly operate their respective trust and custody businesses. On July 13, 2004, however, the UFJ Companies informed Sumitomo Trust of their decision to terminate this basic agreement.

In response, on July 16, 2004, Sumitomo Trust filed with the Tokyo District Court a motion for a preliminary injunction to restrain the UFJ Companies from entering into discussions with, and providing information to, any third party with regards to a transfer of UFJ Trust Bank’s operations. The Supreme Court of Japan dismissed the motion for provisional relief on August 30, 2004.

On October 28, 2004, Sumitomo Trust filed a lawsuit in the Tokyo District Court against the UFJ Companies claiming that, under the basic agreement, it had exclusive rights to hold good-faith negotiations with the UFJ Companies regarding the integration of their respective trust and custody businesses. Sumitomo Trust made an additional claim against the UFJ Companies for damages in the amount of ¥100 billion on March 8, 2005.

On February 13, 2006, the Tokyo District Court rendered a judgment denying Sumitomo Trust’s claim for damages. On February 24, 2006, Sumitomo Trust appealed the Tokyo District Court’s ruling to the Tokyo High Court, seeking to overturn the dismissal of the damages claim for ¥100 billion and claiming additional damages of ¥10 billion against the UFJ Companies.

On November 21, 2006, MUFG announced that, following the recommendation of the Tokyo High Court, MUFG agreed to pay ¥2.5 billion in settlement money to Sumitomo Trust as the main element of an agreed settlement of the lawsuit. As a result, the lawsuit between the BTMU Group and Sumitomo Trust was conclusively resolved.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Repayment of excess interest

In Japan, the maximum interest rates charged by consumer finance companies are set by two laws: a maximum permissible interest rate under the Investment Deposit and Interest Rate Law and a lower limit under the Interest Rate Restriction Law. Under the current system, consumer finance companies that satisfy certain conditions can charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law. Accordingly, BTMU’s consumer finance subsidiaries have offered loans at interest rates above the Interest Rate Restriction Law.

During the past year, the Supreme Court of Japan passed decisions concerning interest exceeding the limits stipulated by the Interest Rate Restriction Law, and the necessary requirements related to such excess interest were interpreted in a manner more favorable to borrowers and more strictly than previously for consumer finance companies.

Accordingly, the business environment for consumer finance companies in Japan has been altered in favor of borrowers, and borrowers’ demands for reimbursement of excess interest have significantly increased during the fiscal year ended March 31, 2007. As a result, consumer finance subsidiaries have increased their allowance for repayment of excess interest, which were included in Other liabilities, from ¥9,733 million as of March 31, 2006 to ¥102,471 million as of March 31, 2007.

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

28.    FEES AND COMMISSIONS INCOME

Details of fees and commissions income for the fiscal years ended March 31, 2005, 2006 and 2007 were as follows:

	2005	2006	2007
	(in millions)
Trust fees	¥18,207	¥20,348	¥24,382
Fees on funds transfer and service charges for collections	59,365	103,876	148,961
Fees and commissions on international business	44,499	61,568	69,481
Fees and commissions on credit card business	61,710	109,646	163,760
Service charges on deposits	36,326	35,746	37,254
Fees and commissions on securities business	102,573	31,675	16,846
Insurance commissions	30,491	36,507	40,435
Guarantee fees	18,306	51,598	86,468
Other fees and commissions	101,968	190,573	260,101

Total	¥473,445	¥641,537	¥847,688

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

The BTMU Group reorganized business segments due to the merger effective January 1, 2006. The segment information for the fiscal years ended March 31, 2006 and 2007 contains full year operating results in conformity to the new business segments. The business segments during the fiscal year ended March 31, 2007 are as follows:

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

			Global Banking(2)
	Retail Banking	Corporate Banking	Other than UNBC	UNBC	Total	Global Markets	Other	Total
	(in billions)
Fiscal year ended March 31, 2005:
Net revenue(1)	¥347.5	¥455.5	¥142.0	¥274.9	¥416.9	¥211.6	¥(32.3)	¥1,399.2
BTMU:	269.3	445.8	109.0	—	109.0	210.5	(58.8)	975.8
Net interest income	185.0	248.6	53.4	—	53.4	153.8	(17.4)	623.4
Net fees	55.8	98.4	36.2	—	36.2	(2.9)	2.1	189.6
Other	28.5	98.8	19.4	—	19.4	59.6	(43.5)	162.8
BTMU’s subsidiaries	78.2	9.7	33.0	274.9	307.9	1.1	26.5	423.4
Operating expenses	217.2	152.1	98.7	158.8	257.5	29.7	79.5	736.0

Operating profit (loss)	¥130.3	¥303.4	¥43.3	¥116.1	¥159.4	¥181.9	¥(111.8)	¥663.2

Fiscal year ended March 31, 2006:
Net revenue(1)	¥713.1	¥768.3	¥192.5	¥350.4	¥561.2	¥287.2	¥(87.2)	¥2,242.6
BTMU:	448.9	750.9	161.8	—	161.8	286.0	(147.3)	1,500.3
Net interest income	303.6	357.7	86.2	—	86.2	181.5	11.9	940.9
Net fees	94.6	205.0	48.1	—	48.1	(5.2)	(24.6)	317.9
Other	50.7	188.2	27.5	—	27.5	109.7	(134.6)	241.5
BTMU’s subsidiaries	264.2	17.4	30.7	350.4	399.4	1.2	60.1	742.3
Operating expenses	447.9	268.5	123.1	202.4	335.3	38.4	116.6	1,206.7

Operating profit (loss)	¥265.2	¥499.8	¥69.4	¥148.0	¥225.9	¥248.8	¥(203.8)	¥1,035.9

Fiscal year ended March 31, 2007:
Net revenue(1)	¥1,044.3	¥990.2	¥271.8	¥324.3	¥599.6	¥289.0	¥(56.0)	¥2,867.1
BTMU:	594.4	955.8	214.4	—	214.4	289.0	(138.5)	1,915.1
Net interest income	447.8	456.0	130.1	—	130.1	184.2	(72.7)	1,145.4
Net fees	116.5	276.3	53.2	—	53.2	(2.3)	(18.2)	425.5
Other	30.1	223.5	31.1	—	31.1	107.1	(47.6)	344.2
BTMU’s subsidiaries	449.9	34.4	57.4	324.3	385.2	—	82.5	952.0
Operating expenses	666.5	400.4	138.1	200.8	339.2	47.6	149.5	1,603.2

Operating profit (loss)	¥377.8	¥589.8	¥133.7	¥123.5	¥260.4	¥241.4	¥(205.5)	¥1,263.9

Notes:

(1)	Net revenue does not include interest income on loans to MUFG.
(2)	Within Global Banking, results of certain liquidated subsidiaries for the fiscal years ended March 31, 2006 and 2007 are not included in the “Other than UNBC” column, while they are included in the “Total” column for internal management reporting purpose.

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

Frequently, the business segments work together in connection with providing services to customers. In accordance with the BTMU Group’s internal management accounting policies, the BTMU Group does not apportion the operating profit (loss) relating to a particular transaction among the participating business segments. Instead, the BTMU Group assigns the total amount of operating profit (loss) relating to each of these transactions to each participating business segment. As a result, some items of operating profit (loss) are recorded as part of the operating results of more than one business segment. Any overlapping allocations are eliminated in the “Other” column. The following is a summary of the aggregate amounts of this overlapping allocation of operating profit (loss) for the business segments for the fiscal years ended March 31, 2005, 2006 and 2007:

Global Markets
(in billions)
Fiscal year ended March 31, 2005:
Corporate Banking and Global Banking	¥25.4
Fiscal year ended March 31, 2006:
Corporate Banking and Global Banking	51.0
Fiscal year ended March 31, 2007:
Corporate Banking and Global Banking	57.8

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the operating profit under the internal management reporting system for the fiscal years ended March 31, 2005, 2006 and 2007 above to income from continuing operations before income tax expense and cumulative effect of a change in accounting principle shown on the consolidated statements of income is as follows:

	2005	2006	2007
	(in billions)
Operating profit:	¥663	¥1,036	¥1,264
Provision for credit losses	(124)	(163)	(342)
Trading account profits (losses)—net	(81)	(200)	176
Equity investment securities gains (losses)—net	125	119	(19)
Debt investment securities gains (losses)—net	39	(19)	193
Foreign exchange losses—net	(89)	(449)	(216)
Equity in earnings of equity method investees	6	29	5
Impairment of intangible assets	(2)	—	(185)
Minority interest in loss (income) of consolidated subsidiaries	(38)	(109)	8
Operating profit of MUS	22	—	—
Other—net	3	53	(12)

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	¥524	¥297	¥872

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the BTMU Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the BTMU Group’s foreign operations. The following table sets forth estimated total assets at March 31, 2005, 2006 and 2007, and estimated total revenue, total expense, income from continuing operations before income tax expense and cumulative effect of a change in accounting principle and net income for the respective fiscal years then ended:

	Domestic	Foreign
	Japan	United States of America	Europe	Asia/ Oceania excluding Japan	Other areas(1)	Total
	(in millions)
Fiscal year ended March 31, 2005:
Total revenue(2)	¥1,297,801	¥412,992	¥126,607	¥88,602	¥64,187	¥1,990,189
Total expense(3)	1,091,930	266,574	71,268	19,646	16,883	1,466,301
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	205,871	146,418	55,339	68,956	47,304	523,888
Net income	91,087	90,644	30,545	45,961	28,871	287,108
Total assets at end of fiscal year	70,973,900	11,750,252	4,348,065	3,229,463	1,748,619	92,050,299
Fiscal year ended March 31, 2006(4):
Total revenue(2)	¥1,481,713	¥861,286	¥190,444	¥174,940	¥97,775	¥2,806,158
Total expense(3)	1,736,217	492,170	131,180	111,043	38,396	2,509,006
Income (loss) from continuing operations before income tax expense and cumulative effect of a change in accounting principle	(254,504)	369,116	59,264	63,897	59,379	297,152
Net income (loss)	(207,326)	288,690	45,820	55,572	46,023	228,779
Total assets at end of fiscal year	129,003,677	15,422,407	7,120,001	5,080,108	2,199,513	158,825,706
Fiscal year ended March 31, 2007:
Total revenue(2)	¥2,697,252	¥1,089,049	¥447,534	¥264,166	¥166,812	¥4,664,813
Total expense(3)	2,692,150	632,066	202,903	179,196	86,494	3,792,809
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	5,102	456,983	244,631	84,970	80,318	872,004
Net income	3,981	241,205	130,783	45,456	39,463	460,888
Total assets at end of fiscal year	119,102,333	17,582,964	7,424,639	6,355,914	3,139,392	153,605,242

Notes:
(1)	Other areas primarily include Canada, Latin America and the Caribbean.
(2)	Total revenue is comprised of Interest income and Non-interest income.
(3)	Total expense is comprised of Interest expense, Provision for credit losses and Non-interest expense.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4)	The estimated total assets at March 31, 2006 and total revenue, total expense, income from continuing operations before income tax expense and cumulative effect of a change in accounting principle and net income for the fiscal year ended March 31, 2006 have been restated as follows:

	Domestic	Foreign
	Japan	United States of America	Europe	Asia/ Oceania excluding Japan	Other areas	Total
	(in millions)
As previously reported
Fiscal year ended March 31, 2006:
Total revenue	¥1,833,078	¥548,421	¥163,650	¥171,727	¥89,282	¥2,806,158
Total expenses	1,736,217	492,170	131,180	111,043	38,396	2,509,006
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	96,861	56,251	32,470	60,684	50,886	297,152
Net income	68,476	43,108	24,787	53,049	39,359	228,779
Total assets at end of fiscal year	129,003,677	15,422,407	7,120,001	5,080,108	2,199,513	158,825,706
As restated
Fiscal year ended March 31, 2006:
Total revenue	¥1,481,713	¥861,286	¥190,444	¥174,940	¥97,775	¥2,806,158
Total expenses	1,736,217	492,170	131,180	111,043	38,396	2,509,006
Income (loss) from continuing operations before income tax expense and cumulative effect of a change in accounting principle	(254,504)	369,116	59,264	63,897	59,379	297,152
Net income (loss)	(207,326)	288,690	45,820	55,572	46,023	228,779
Total assets at end of fiscal year	129,003,677	15,422,407	7,120,001	5,080,108	2,199,513	158,825,706

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2006 and 2007:

	2006	2007
	(in millions)
Cash and due from banks	¥584,134	¥610,014

Interest-earning deposits in other banks	4,280,192	4,101,076

Total	¥4,864,326	¥4,711,090

Trading account assets	¥1,143,617	¥813,688

Investment securities	¥6,903,179	¥9,899,746

Loans—net of unearned income, unamortized premiums and deferred loan fees	¥15,174,071	¥17,552,630

Deposits, principally time deposits and certificates of deposit by foreign banks	¥15,283,473	¥16,395,999

Funds borrowed:

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	¥591,484	¥1,290,491

Other short-term borrowings	1,557,771	1,982,539

Long-term debt	3,086,387	3,188,906

Total	¥5,235,642	¥6,461,936

Trading account liabilities	¥610,652	¥347,109

At March 31, 2006 and 2007, the BTMU Group had no cross-border outstandings, as defined in the Securities Act Industry Guide 3 in any foreign country, which exceeded 0.75% of consolidated total assets.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of carrying amounts and estimated fair values of financial instruments at March 31, 2006 and 2007:

	2006		2007
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions)
Financial assets:
Cash, due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	¥16,635	¥16,635	¥13,853	¥13,853
Trading account assets, excluding derivatives	3,818	3,818	2,838	2,838
Investment securities	42,349	42,667	42,098	42,337
Loans, net of allowance for credit losses(1)	84,923	85,314	85,131	85,499
Other financial assets	3,381	3,381	3,763	3,763
Derivative financial instruments:
Trading activities	2,061	2,061	1,239	1,239
Activities qualifying for hedges	—	—	3	3
Financial liabilities:
Non-interest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	¥30,854	¥30,854	¥27,950	¥27,950
Interest-bearing deposits	90,986	90,956	94,078	94,043
Trading account liabilities, excluding derivatives	63	63	11	11
Obligations to return securities received as collateral	1,015	1,015	809	809
Other short-term borrowings	9,689	9,689	4,412	4,412
Long-term debt(1)	11,926	11,978	12,263	12,318
Other financial liabilities	2,674	2,674	3,397	3,397
Derivative financial instruments:
Trading activities	2,197	2,197	1,199	1,199
Activities qualifying for hedges	5	5	2	2

Note:

(1)	Estimated fair values of loans, net of allowance for credit losses and long-term debt at March 31, 2006 have been restated as follows:

	As previously reported	As restated
Loans, net of allowance for credit losses	¥85,260	¥85,314
Long-term debt	11,893	11,978

The methodologies and assumptions used to estimate the fair value of the financial instruments are summarized below:

Cash, due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions—For cash, due from banks including interest-earning deposits, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions, the carrying amounts are a reasonable estimate of the fair values because of their short-term nature and limited credit risk.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment securities—The fair values of investment securities, where quoted market prices or secondary market prices are available, are equal to such market prices. For investment securities, when quoted market prices or secondary market prices are not available, the fair values are estimated using quoted market prices for similar securities or based on appraised value as deemed appropriate by management. The fair values of investment securities other than those classified as available for sale or being held to maturity (i.e., nonmarketable equity securities) are not readily determinable as they do not have quoted market prices or secondary market prices available. The fair values of certain nonmarketable equity securities, such as preferred stock convertible to marketable common stock in the future, issued by public companies are determined by utilizing commonly accepted valuation models, such as option pricing models. It is not practicable for the BTMU Group to estimate the fair value of other nonmarketable securities issued by nonpublic companies for which a quoted market price is not available. For these securities, the BTMU Group is unable to estimate fair value without incurring undue cost because they comprise investments in numerous unlisted companies and each investment represents an insignificant percentage relative to each company. Therefore, the above summary does not include the carrying amounts of such investment securities. The amounts not included in the above summary are ¥181 billion and ¥158 billion at March 31, 2006 and 2007, respectively.

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

Other financial assets—The estimated fair values of other financial assets, which primarily include accrued interest receivable, customers’ acceptance liabilities and accounts receivable, approximate their carrying amounts. The above summary does not include the carrying amounts of investments in equity method investees amounting to ¥348 billion and ¥341 billion at March 31, 2006 and 2007, respectively.

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

The fair values of certain off-balance-sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2006 and 2007 was not material.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2006 and 2007. These amounts have not been comprehensively revalued since that date and, therefore, current estimates of fair values may have changed significantly from the amounts presented herein.

32.    STOCK-BASED COMPENSATION

The following describes stock-based compensation plans of MUS and UNBC and the impact of the adoption of SFAS No. 123R.

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

Pursuant to resolutions approved at the general shareholders’ meetings, MUS offers stock option plans which provide directors, executive officers, eligible employees and certain other persons with options to purchase shares (at the respective exercise prices stipulated in each plan) as follows:

Date of approval at the shareholders’ meeting	Exercise period	Shares
June 29, 2000	July 1, 2002 to June 30, 2005	2,057,000
June 28, 2001	July 1, 2003 to June 30, 2006	2,272,000
June 29, 2005(1)	September 20, 2005 to March 31, 2006	1,992,060

Total		6,321,060

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:

(1)	In connection with the merger of MTFG with UFJ Holdings, MUS converted all outstanding UFJ Tsubasa Securities employee stock-based awards at the merger date, and those awards became exercisable for or based upon MUS common stock. The number of awards converted and the exercise prices of those awards were adjusted to take into account the merger exchange ratio of 0.42 for the securities companies.

The plans provide for the granting of stock options having an exercise price not less than the market value of MUS’s common stock on the date of grant. The following table presents the stock option transactions for the fiscal years ended March 31, 2005 and 2006:

	2005		2006
	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price
Options outstanding, beginning of fiscal year	3,153,000	¥1,260	2,827,000	¥1,311
Exercised	(326,000)	812	(17,000)	812
Forfeited	—	—	(1,923,000)	1,546
MUS shares transferred from BTMU to MUFG	—	—	(887,000)	812

Outstanding at end of year	2,827,000	¥1,311	—	¥—

Exercisable at end of year	2,827,000	¥1,311	—	¥—

UNBC

UNBC has two management stock plans. The Year 2000 UnionBanCal Corporation Management Stock Plan, as amended (the “2000 Stock Plan”), and the UnionBanCal Corporation Management Stock Plan, restated effective June 1, 1997 (the “1997 Stock Plan”), have 20.0 million and 6.6 million shares, respectively, of UNBC’s common stock authorized to be awarded to key employees, outside directors and consultants of UNBC at the discretion of the Executive Compensation and Benefits Committee of the Board of Directors (the “Committee”). Employees on rotational assignment from BTMU are not eligible for stock awards.

The Committee determines the term of each stock option grant, up to a maximum of ten years from the date of grant. The exercise price of the options issued under the stock plans may not be less than the fair market value on the date the option is granted. Beginning in 2006, the value of options is recognized as compensation expense over the vesting period during which the employees are required to provide service. Prior to January 1, 2006, UNBC’s unrecognized compensation expense for nonvested restricted stock reduced retained earnings. The adoption of SFAS No. 123R resulted in an increase of unappropriated retained earnings and a decrease of capital surplus by ¥1,468 million, respectively, in the consolidated financial statements. The value of the restricted stock at the date of grant is recognized as compensation expense over its vesting period with a corresponding credit adjustment to capital surplus. All cancelled or forfeited options and restricted stock become available for future grants. SFAS No. 123R requires the cash flows resulting from the tax benefits of tax deductions in excess of the compensation cost recognized for share-based compensation awards (i.e., excess tax benefits) to be classified as financing cash flows. The ¥1,406 million of the excess tax benefits and ¥6,736 million of the exercise of stock options are classified as other cash inflows from financing activities in the consolidated statement of cash flows for the fiscal year ended March 31, 2007.

Under the 2000 Stock Plan, UNBC grants stock options and restricted stock and issues shares of common stock upon vesting of performance shares and restricted stock units that are settled in common stock. Under the 1997 Stock Plan, UNBC issues shares of common stock upon exercise of outstanding stock options. UNBC issues new shares of common stock for all awards under the stock plans. At December 31, 2004, 2005 and 2006, a total of 2,937,629 shares, 5,445,979 shares and 3,825,635 shares, respectively, were available for future grants

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

under the 2000 Stock Plan as stock options, restricted stock or shares of common stock issued upon vesting of performance shares and restricted stock units settled in common stock. The remaining shares under the 1997 Stock Plan are not available for future grants.

In the first quarter of 2006, the Committee determined that performance share awards granted in 2006 were to be redeemed in shares.

Stock Options

Under the 2000 Stock Plan, UNBC granted options to various key employees, including policy-making officers, and to non-employee directors for selected years. Under both stock plans, options granted to employees vest pro-rata on each anniversary of the grant date and become fully exercisable three years from the grant date, provided that the employee has completed the specified continuous service requirement. The options vest earlier if the employee dies, is permanently disabled, or retires under certain grant, age, and service conditions or terminates employment under certain conditions. Options granted to non-employee directors are fully vested on the grant date and exercisable 33 1/3 percent on each anniversary under the 1997 Stock Plan, and are fully vested and exercisable on the grant date under the 2000 Stock Plan.

The following is a summary of stock option transactions under the stock plans.

	For the year ended December 31, 2006
	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value (in thousands)
Options outstanding, beginning of the period(1)	8,696,589	$45.26
Granted	1,106,240	69.85
Exercised	(1,409,727)	40.24
Forfeited	(66,861)	62.96

Options outstanding, end of the period(1)	8,326,241	$49.24	5.44	$110,012

Options exercisable, end of the period	5,910,252	$43.72	5.12	$104,090

(1)	Options not expected to vest are included in options outstanding. Amounts are not material.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions noted in the following table. Because the Black-Scholes option pricing model uses tranches based on expected terms that result in ranges of input assumptions, such ranges are disclosed below. Expected volatilities are based on historical data and implied volatilities from traded options on UNBC’s stock, and other factors. UNBC uses historical data to estimate option exercise and employee terminations within the valuation model. The expected term of an option granted is derived from the output of the option valuation model, which is based on historical data and represents the period of time that the option granted is expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant based on the expected term.

	For the years ended December 31,
	2004	2005	2006
Weighted-average fair value—per share	$16.55	$13.38	$12.31
Risk-free interest rates (a range for 1 to 7 year tenors)	2.8%	3.4 - 4.3%	4.3 - 5.05%
Expected volatility	40.0%	27.0%	16.6 - 22.9%
Weighted-average expected volatility	40.0%	27.0%	19.4%
Expected term (in years)	5.0	4.4	3.4 - 5.4
Expected dividend yield	2.4%	2.7%	2.7%

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total intrinsic value of options exercised during 2004, 2005 and 2006 was $41.5 million, $50.4 million and $37.9 million, respectively.

UNBC recognized $22.4 million of compensation cost for share-based payment arrangements related to stock option awards with $8.4 million of corresponding tax benefit during the year ended December 31, 2006. As of December 31, 2006, the total unrecognized compensation cost related to nonvested stock option awards was $15.9 million and the weighted-average period over which the cost is expected to be recognized was 0.9 year.

Restricted Stock

In general, restricted shares are granted under the 2000 Stock Plan to key employees, and in 2005, to non-employee directors. The awards of restricted stock granted to employees vest pro-rata on each anniversary of the grant date and become fully vested four years from the grant date, provided that the employee has completed the specified continuous service requirement. They vest earlier if the employee dies, is permanently and totally disabled, retires under certain grant, age, and service conditions or terminates employment under certain conditions. The awards of restricted stock granted to existing non-employee directors in 2005 vested in full in July 2006. Restricted stockholders have the right to vote their restricted shares and receive dividends.

The following is a summary of UNBC’s nonvested restricted stock awards.

	For the year ended December 31, 2006
	Number of shares	Weighted-average grant date fair value
Nonvested restricted awards, beginning of the period	397,957	$64.06
Granted	594,029	62.07
Vested	(136,669)	64.23
Forfeited	(15,314)	66.31

Nonvested restricted awards, end of the period	840,003	$62.59

The total fair value of the restricted stock awards vested was $0.2 million during 2004, $1.5 million during 2005 and $8.8 million during 2006.

UNBC recognized $14.4 million of compensation cost for share-based payment arrangements related to restricted stock awards with $5.4 million of corresponding tax benefit during the year ended December 31, 2006. At December 31, 2006, the total unrecognized compensation cost related to nonvested restricted awards was $40.5 million, and the weighted-average period over which it is expected to be recognized was 1.8 years.

Restricted Stock Units

In July 2006, UNBC granted 12,150 restricted stock units to non-employee directors with a weighted average grant date fair value of $63.65 per share. These restricted stock units consist of a regular grant, and in the case of new non-employee directors, a regular grant and an initial grant. In general, the regular grant vests in full on the first anniversary of the grant date, and the initial grant vests in three equal installments on each of the first three anniversaries of the grant date. At grant date, it was estimated that 7 percent of the shares would forfeit by the vesting date. During 2006, UNBC recognized $0.3 million of compensation cost with a corresponding $0.1 million in tax benefits related to this year’s grants. The restricted stock unit participants do not have voting or other stockholder rights. However, the participants’ stock unit accounts receive dividend equivalents, reflecting the aggregate dividends earned based on the total number of restricted stock units outstanding, in the form of additional restricted stock units. Participants may elect to defer the delivery of vested shares of common stock at

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

predetermined dates as defined in the plan agreements. UNBC will issue new shares under the 2000 Stock Plan upon vesting of these grants, which are redeemable only in shares.

Performance Share Plan

Effective January 1, 1997, UNBC established a Performance Share Plan. At the discretion of the Committee, eligible participants may earn performance share awards to be redeemed in cash and/or shares three years after the date of grant. Performance shares are linked to stockholder value in two ways: (1) the market price of UNBC’s common stock; and (2) return on equity, a performance measure closely linked to value creation. Eligible participants generally receive grants of performance shares annually. The plan was amended in 2004 increasing the total number of shares that can be granted under the plan to 2.6 million shares. There were 2,252,183 performance shares, 2,193,383 performance shares, and 2,132,333 performance shares remaining for future awards as of December 31, 2004, 2005 and 2006, respectively. UNBC granted 88,500 shares in 2004, 78,000 shares in 2005 and 62,100 shares in 2006. All performance shares granted prior to 2006 are redeemable in cash and are therefore being accounted for as liabilities. No performance shares were forfeited in 2004, 19,200 performance shares were forfeited in 2005 and 1,050 performance shares were forfeited in 2006. The value of a performance share under the liability method is equal to the average month-end closing price of UNBC’s common stock for the final six months of the performance period. All cancelled or forfeited performance shares become available for future grants. At December 31, 2005 and 2006, UNBC’s liability for the cash settlement of the performance shares was $15.7 million and $11.7 million, respectively.

Under the Performance Share Plan, UNBC granted 62,100 units with a weighted-average grant date fair value of $69.96 per share during the year ended December 31, 2006. These units will be settled in stock at the vesting date of December 31, 2008. At grant date, it was estimated that 6 percent of the shares would forfeit by the vesting date. In 2006, UNBC recognized $2.8 million of compensation cost with a corresponding $1.1 million in tax benefits related to this year’s grants. UNBC will issue new shares under the 2000 Stock Plan upon vesting of these grants that are redeemable in shares.

33.    RELATED PARTY TRANSACTIONS

Transactions with MUFG, MUTB, MUS and their subsidiaries

Since the formation of MUFG, MUTB and its subsidiaries have been related parties which are under common control by MUFG. In addition, subsidiaries of MUFG other than its banking subsidiaries (i.e., BTMU and MUTB), such as MUS, are related parties of BTMU.

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

The following table shows the amount of transactions with its related parties under common control by MUFG for the fiscal years ended March 31, 2005, 2006 and 2007:

	2005	2006	2007
	(in billions)
Interest income, primarily resulted from loans and interest earning deposits in other banks:	¥10	¥18	¥24
Interest expense, primarily resulted from payables under securities lending transactions and deposits:	6	11	12
Non-interest income:	2	25	32
Non-interest expense:	7	25	43

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the amounts due from or to its related parties under common control by MUFG at March 31, 2006 and 2007:

	2006	2007
	(in billions)
Assets, primarily consisting of trading account assets and loans:	¥3,257	¥2,790
Liabilities, primarily consisting of trading account liabilities and payables under securities lending transactions:	3,017	2,241

34.    EVENTS SINCE MARCH 31, 2007

Approval of Dividends

On June 27, 2007, the shareholder approved the payment of cash dividends to the shareholder of record on March 31, 2007, of ¥30.00 per share of Class 2 Preferred Stock, of ¥7.95 per share of Class 3 Preferred Stock, totaling ¥3,141 million, and of ¥15.36 per share of Common stock, totaling ¥157,562 million.

Completion of the Merger of UFJ NICOS and DC Card Co., Ltd

On April 1, 2007, the merger between UFJ NICOS and DC Card Co., Ltd. (“DC Card”), two credit card subsidiaries of BTMU, came into effect with UFJ NICOS being the surviving entity. Each share of DC Card’s common stock was exchanged for 30 shares of UFJ NICOS’s common stock. The new company was named Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”).

Completion of the Merger of Leasing Affiliates

On April 1, 2007, the merger between Diamond Lease Company Limited (“Diamond Lease”) and UFJ Central Leasing Co., Ltd. (“UFJ Central Leasing”), two equity method investees of BTMU, came into effect with Diamond Lease being the surviving entity. One share of UFJ Central Leasing’s common stock was exchanged for each share of Diamond Lease’s common stock. The new company was named Mitsubishi UFJ Lease & Finance Company Limited and remained as an equity method investee of BTMU.

Administrative Orders from the Financial Services Agency

On June 11, 2007, BTMU received from the FSA administrative orders based on Article 26-1 of the Banking Law (business improvement orders) of Japan, which requires developing and strengthening its compliance structure and related internal control functions in its overseas business and its domestic investment trust sales and related businesses, in order to ensure sound and appropriate business management practices.

In response to the administrative orders, on July 5, 2007, BTMU presented and announced a business improvement plan including developing internal policies, procedures, and manuals. This event is not expected to have a material impact on the BTMU Group’s financial position and results of operations.

Business and Capital Alliance between JACCS, Mitsubishi UFJ NICOS, MUFG and BTMU

On June 21, 2007, Mitsubishi UFJ NICOS, BTMU, and JACCS Co., Ltd. (“JACCS”), one of Japan’s leading companies in the installment credit business, announced that they entered into a discussion on a strategic business and capital alliance to leverage the strengths of each company in the consumer finance business area, enhance financial services and strengthen their business competitiveness.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Concluded)

On September 20, 2007, JACCS, Mitsubishi UFJ NICOS, MUFG and BTMU announced that JACCS and Mitsubishi UFJ NICOS signed a basic agreement under which Mitsubishi UFJ NICOS will transfer its installment credit sales business, automobile loan business and automobile leasing business to JACCS on April 1, 2008. At the same time, MUFG, together with BTMU and Mitsubishi UFJ NICOS, have agreed to form a business alliance with JACCS with respect to credit card related operations, settlement operations, installment credit sales and housing loans.

In addition, JACCS and BTMU signed a basic agreement under which BTMU will acquire additional common shares of JACCS by March 31, 2008, in order to strengthen the relationship and to further stabilize its financial base. As a result, it is expected that JACCS will become an equity method investee of BTMU with approximately 20% ownership of JACCS.

Adoption of Stock-Based Compensation Plan

MUFG, BTMU and MUTB elected to introduce a stock-based compensation plan for directors, corporate auditors and executive officers and obtained the necessary shareholder approval at their respective ordinary general meetings held on June 28, 2007 at MUFG and on June 27, 2007 at BTMU and MUTB, while abolishing retirement gratuities program for these officers. Under the stock-based compensation plan, their directors, corporate auditors and executive officers will be offered stock options to acquire common stocks of MUFG. The exercise price will be set at ¥1 per share. In the event of a stock split of MUFG’s common stocks on September 30, 2007, the number of MUFG’s common stocks to be acquired upon the exercise of a stock option will be adjusted.

Rationalization of Corporate Outlets of MUTB

On August 29, 2007, MUFG, MUTB and BTMU resolved to transfer a part of MUTB’s corporate lending business conducted at nine of MUTB’s outlets to BTMU on November 12, 2007, subject to approval by relevant authorities. In consideration, BTMU plans to issue 1,000,000 shares of non-voting preferred stock to MUTB.

Such transfer is a part of the rationalization of MUTB’s business, which will also entail the reorganization of MUTB’s other corporate business outlets into four core outlets in Tokyo, Nagoya, Osaka and Kyushu. The rationalization of MUTB’s business is intended to improve the business efficiency of MUFG as a whole and aims to maximize customer satisfaction in the trust business field. This rationalization process is scheduled to be completed in early December 2007.

Agreement to Make Mitsubishi UFJ NICOS a Wholly-Owned Subsidiary of MUFG

On September 20, 2007, MUFG and Mitsubishi UFJ NICOS entered into a basic agreement under which MUFG will (1) directly invest ¥120 billion in Mitsubishi UFJ NICOS to acquire common shares of Mitsubishi UFJ NICOS on November 6, 2007, with approximately 75% ownership of Mitsubishi UFJ NICOS held by the MUFG Group, and (2) make Mitsubishi UFJ NICOS a wholly-owned subsidiary through a share exchange on August 1, 2008. The objectives of investment and share exchange are to strengthen the financial base of Mitsubishi UFJ NICOS, clarify the status of Mitsubishi UFJ NICOS as a core company in the MUFG Group, utilize its financial resources effectively, and develop a new credit business strategy due to the changing business environment for consumer finance companies in Japan.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

By:	/s/ NOBUO KUROYANAGI
Name:	Nobuo Kuroyanagi
Title:	President

September 21, 2007

EXHIBIT INDEX

Exhibit		Description

1	(a)	Articles of Incorporation of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended and restated on June 28, 2006. (English Translation)(4)

1	(b)	Regulations of the Board of Directors of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended on April 1, 2007. (English Translation)(1)

1	(c)	Regulations on Corporate Meetings of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended on January 12, 2007. (English Translation)(1)

1	(d)	Regulations on the Handling of Shares of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended and restated on April 1, 2007. (English Translation)(1)

2		Indenture dated as of February 25, 2000 between The Bank of Tokyo-Mitsubishi, Ltd. and The Chase Manhattan Bank.(2)

4	(a)	Integration Agreement, dated February 18, 2005, and the amendment thereto, dated April 20, 2005, among Mitsubishi Tokyo Financial Group, Inc., The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, Mitsubishi Securities Co., Ltd., UFJ Holdings, Inc., UFJ Bank Limited, UFJ Trust Bank Limited and UFJ Tsubasa Securities Co., Ltd. (English Translation)(3)

4	(b)	Merger Agreement, dated April 20, 2005 (English Translation), and the amendment thereto, dated August 12, 2005 (English Summary), between The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited(3)

8		Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11		Code of ethics of Mitsubishi UFJ Financial Group, Inc. and compliance rules, compliance manual and employee work rules of The Bank of Tokyo-Mitsubishi UFJ, Ltd. applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation of relevant sections)(4)

12		Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).(1)

13		Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).(1)

(1)	Filed herewith.
(2)	Incorporated by reference from our Annual Report on Form 20-F filed on August 17, 2001.
(3)	Incorporated by reference from our Annual Report on Form 20-F filed on August 25, 2005.
(4)	Incorporated by reference from our Annual Report on Form 20-F filed on September 28, 2006.