Form 20-F
period 2008-03-31
BANK OF TOKYO - MITSUBISHI UFJ, LTD
filed 2008-09-19
CIK 852743

As filed with the Securities and Exchange Commission on September 19, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008

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

Susumu Tsukahara, +81-3-3240-1111, +81-3-3240-5429, address is same as above

(Name, Telephone, Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

$1,934,700,000 aggregate principal amount of 8.40% Global Senior Subordinated Notes due April 15, 2010

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At March 31, 2007, (1) 10,257,961,942 shares of common stock and (2) 357,700,000 shares of preferred stock were issued.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes   ☒    No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

Forward-Looking Statements

We may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with or submitted to the US Securities and Exchange Commission, or SEC, including this Annual Report, and other reports to shareholders and other communications.

The US Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves. We rely on this safe harbor in making these forward-looking statements.

Forward-looking statements appear in a number of places in this Annual Report and include statements regarding our intent, business plan, targets, belief or current expectations and/or the current belief or current expectations of our management with respect to our results of operations and financial condition, including, among other matters, our problem loans and loan losses. In many, but not all cases, we use words such as “anticipate,” “aim,” “believe,” “estimate,” “expect,” “intend,” “plan,” “probability,” “risk” and similar expressions, as they relate to us or our management, to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those which are anticipated, aimed, believed, estimated, expected, intended or planned, or otherwise stated.

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

Item 2.    Offer Statistics and Expected Timetable.

Not applicable.

Item 3.    Key Information.

A.    Selected Financial Data

The selected statement of operations data and selected balance sheet data set forth below have been derived from our audited consolidated financial statements. On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc., or MTFG, the parent company of The Bank of Tokyo-Mitsubishi, Ltd., or BTM, merged with UFJ Holdings, Inc., or UFJ Holdings, the parent company of UFJ Bank Limited, or UFJ Bank, with MTFG being the surviving entity. Upon consummation of the merger, MTFG changed its name to Mitsubishi UFJ Financial Group, Inc. The merger was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries were recorded at fair value as of October 1, 2005. Therefore, although the merger of BTM with UFJ Bank occurred and BTM changed its name to The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, on January 1, 2006, the results of operations of UFJ Bank and its subsidiaries have been included in our consolidated financial statements since October 1, 2005. Numbers as of and for the fiscal years ended March 31, 2004 and 2005 reflect the financial position and results of BTM and its subsidiaries only. Numbers as of March 31, 2006 reflect the financial position of BTMU while numbers for the fiscal year ended March 31, 2006 comprised the results of BTM and its subsidiaries for the six months ended September 30, 2005 and the results of BTMU from October 1, 2005 to March 31, 2006. Numbers as of and for the fiscal years ended March 31, 2007 and 2008 reflect the financial position and results of BTMU. See note 2 to our consolidated financial statements for more information.

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

	Fiscal years ended March 31,
	2004	2005	2006		2007		2008
	(in millions, except per share data and number of shares)
Statement of operations data:
Interest income	¥1,116,300	¥1,194,507	¥2,249,309		¥3,444,360		¥3,693,822
Interest expense	337,544	388,098	728,762		1,279,212		1,579,299

Net interest income	778,756	806,409	1,520,547		2,165,148		2,114,523
Provision (credit) for credit losses	(142,617)	123,945	163,416		341,570		407,238

Net interest income after provision (credit) for credit losses	921,373	682,464	1,357,131		1,823,578		1,707,285
Non-interest income	973,689	795,682	556,849		1,220,453		1,213,585
Non-interest expense	1,028,304	954,258	1,616,828		2,172,027		2,886,882

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	866,758	523,888	297,152		872,004		33,988
Income tax expense	331,103	237,296	68,921		410,299		490,309

Income (loss) from continuing operations before cumulative effect of a change in accounting principle	535,655	286,592	228,231		461,705		(456,321)
Income (loss) from discontinued operations—net	1,946	1,493	8,973		(817)		(1,746)
Cumulative effect of a change in accounting principle, net of tax(1)	—	(977)	(8,425)		—		—

Net income (loss)	¥537,601	¥287,108	¥228,779		¥460,888		¥(458,067)

Net income (loss) available to a common shareholder	¥527,528	¥280,392	¥221,780		¥449,925		¥(464,348)

Amounts per share:
Basic earnings (loss) per common share—income (loss) from continuing operations available to a common shareholder before cumulative effect of a change in accounting principle	¥104.72	¥55.76	¥30.64		¥44.89		¥(45.10)
Basic earnings (loss) per common share—net income (loss) available to a common shareholder	105.10	55.87	30.72		44.81		(45.27)
Diluted earnings (loss) per common share—income (loss) from continuing operations available to a common shareholder before cumulative effect of a change in accounting principle	104.43	55.50	27.01		44.21		(45.10)
Diluted earnings (loss) per common share—net income (loss) available to a common shareholder	104.81	55.61	27.07		44.13		(45.27)
Number of shares used to calculate basic earnings (loss) per common share (in thousands)	5,019,470	5,019,470	7,219,739		10,041,800		10,257,962
Number of shares used to calculate diluted earnings (loss) per common share (in thousands)	5,019,470	5,019,470	8,119,446	(2)	10,289,317	(2)	10,257,962
Cash dividends per share declared during the fiscal year:
—Common share	¥7.73	¥34.71	¥157.21		¥43.52		¥44.19
	$0.07	$0.32	$1.33		$0.37		$0.39
—Preferred share (Class 1)	¥123.75	¥82.50	¥41.25		—		—
	$1.07	$0.78	$0.38		—		—
—Preferred share (Class 2)	—	—	¥36.42		¥60.00		¥60.00
	—	—	$0.31		$0.51		$0.52
—Preferred share (Class 3)	—	—	—		¥23.85		¥15.90
	—	—	—		$0.21		$0.14
—Preferred share (Class 4)	—	—	—		¥18.60		—
	—	—	—		$0.16		—
—Preferred share (Class 5)	—	—	—		¥19.40		—
	—	—	—		$0.17		—

	At March 31,
	2004	2005	2006		2007		2008
	(in millions)
Balance sheet data:
Total assets	¥85,058,552	¥92,050,299	¥158,825,706		¥153,605,242		¥152,079,231
Loans, net of allowance for credit losses	39,113,565	42,686,305	84,923,276		85,130,539		88,729,093
Total liabilities	82,286,419	88,883,714	150,556,223		144,919,111		145,413,533
Deposits	58,369,249	60,224,192	114,062,281		113,386,103		115,402,156
Long-term debt	5,086,993	5,196,388	11,925,838		12,263,205		11,651,570
Total shareholder’s equity	2,772,133	3,166,585	8,269,483		8,686,131		6,665,698
Common stock	749,873	749,873	871,973		871,973		871,973

	Fiscal years ended March 31,
	2004	2005	2006	2007		2008
	(in millions, except percentages)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)		(unaudited)
Other financial data:
Average balances:
Interest-earning assets	¥72,394,249	¥82,220,483	¥112,023,359	¥140,731,722		¥141,312,806
Interest-bearing liabilities	67,026,490	75,632,995	98,073,940	119,077,306		122,819,930
Total assets	83,474,334	92,584,867	132,835,133	154,208,262		155,527,958
Total shareholder’s equity	2,398,816	2,769,260	5,485,014	8,481,891		8,061,817

	(unaudited)	(unaudited)	(unaudited)	(unaudited)		(unaudited)
Return on equity and assets:
Net income (loss) available to a common shareholder as a percentage of total average assets	0.63%	0.30%	0.17%	0.29%		(0.30)%
Net income (loss) available to a common shareholder as a percentage of total average shareholder’s equity	21.99%	10.13%	4.04%	5.30%		(5.76)%
Dividends per common share as a percentage of basic earnings per common share	7.35%	62.13%	511.75%	97.12%		— (3)
Total average shareholder’s equity as a percentage of total average assets	2.87%	2.99%	4.13%	5.50%		5.18%
Net interest income as a percentage of total average interest-earning assets	1.08%	0.98%	1.36%	1.54%		1.50%

Credit quality data:
Allowance for credit losses	¥649,339	¥567,651	¥912,997	¥993,527		¥1,050,738
Allowance for credit losses as a percentage of loans	1.63%	1.31%	1.06%	1.15%		1.17%
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	¥1,229,157	¥1,005,049	¥1,850,892	¥1,531,753		¥1,573,801
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of loans	3.09%	2.32%	2.16%	1.78%		1.75%
Allowance for credit losses as a percentage of nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	52.83%	56.48%	49.33%	64.86%		66.76%
Net loan charge-offs	¥247,429	¥209,446	¥107,756	¥265,246		¥344,047

	(unaudited)	(unaudited)	(unaudited)	(unaudited)		(unaudited)
Net loan charge-offs as a percentage of average loans	0.61%	0.49%	0.17%	0.31%		0.39%
Average interest rate spread	1.04%	0.94%	1.27%	1.38%		1.32%
Risk-adjusted capital ratio calculated under Japanese GAAP(4)	11.97%	11.83%	12.48%	12.77	%(5)	11.20%

Notes:

(1)	Effective April 1, 2004, we adopted Financial Accounting Standards Board Interpretation, or FIN, No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” Effective March 31, 2006, we adopted FIN No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143.”
(2)	Includes the common shares potentially issuable by conversion of the Class 3, Class 4, and Class 5 Preferred Stock.
(3)	Percentages of basic loss per common share have not been presented because such information is not meaningful.
(4)	Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP.
(5)	Risk-adjusted capital ratio at March 31, 2007 has been restated from 12.83% to 12.77%.

Exchange Rate Information

The tables below set forth, for each period indicated, the noon buying rate in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per US$1.00. On September 17, 2008, the noon buying rate was US$1.00 equals ¥104.71 and the inverse noon buying rate was ¥100 equals US$0.96.

	Year 2008
	March	April	May	June	July	August	September(1)
High	103.99	104.56	105.52	108.29	108.19	110.48	108.85
Low	96.88	100.87	103.01	104.41	104.64	107.59	104.71

(1)	Period from September 1, 2008 to September 17, 2008

	Fiscal years ended March 31,
	2004	2005	2006	2007	2008
Average (of month-end rates)	¥112.75	¥107.28	¥113.67	¥116.55	¥113.61

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

Risks Related to Our Business

We have experienced and may continue to experience difficulty integrating our IT system and other aspects of our operations with those of the UFJ Bank and, as a result, may have difficulty achieving the benefits expected from the integration.

Since our merger with UFJ Bank, which was completed in January 2006, we have been implementing a business integration plan that is complex, time-consuming and costly. Achieving the targeted revenue synergies and cost savings is dependent on the successful implementation of the integration plan. We may not succeed in addressing the risks or other problems encountered in the ongoing integration process. In particular, as part of our integration process, we are currently undertaking a significant project to fully integrate the IT systems of the two banks. We commenced the integration of the two systems into a new common IT system in the first half of calendar year 2008 and has since encountered some system problems. These and other problems in the ongoing integration process may cause us to incur significant costs, preventing us from achieving the previously announced cost reduction targets as scheduled. Those problems could also severely damage our reputation. In addition, previously expected revenue synergies may not materialize in the expected time period if we fail to address any problems that arise in the ongoing integration process. If we are unable to resolve smoothly any problems that arise in the ongoing integration process, our business, results of operations, financial condition and stock price may be materially and adversely affected.

If the goodwill recorded in connection with our recent acquisitions, including the merger with UFJ Bank, becomes impaired, we may be required to record impairment charges, which may adversely affect our financial results and the price of our securities.

In accordance with US GAAP, we have accounted for our recent acquisitions, including the merger with UFJ Bank and the acquisition of additional shares in kabu.com Securities Co., Ltd., using the purchase method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. US GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested by initially estimating fair value and then comparing it against the carrying amount. If the carrying amount of a reporting unit exceeds its estimated fair value, we are required to record an impairment loss. The amount of impairment and the remaining amount of goodwill, if any, is determined by comparing the fair value of the reporting unit as of the test date against the fair value of the assets and liabilities of that reporting unit as of the same date.

The recent global financial market instability negatively affected the fair value of our reporting units for purposes of our periodic testing of goodwill for impairment. As a result we recorded a significant amount of impairment of goodwill in the fiscal year ended March 31, 2008. As of March 31, 2008, we recorded goodwill of ¥970.4 billion. The amount of goodwill is expected to increase if we acquire additional shares of common stock of UnionBanCal Corporation, or UNBC, through our tender offer that is scheduled to expire on September 26, 2008, unless extended, and the planned subsequent merger. We may be required to record additional impairment charges relating to goodwill in future periods if the fair value of any of our reporting units declines below its assets and liabilities. Any additional impairment charges will negatively affect our financial results, and the price of our securities could be adversely affected. For a detailed discussion of the goodwill recorded and our periodic testing of goodwill for impairment, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates—Accounting for Goodwill and Intangible Assets” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Condition—Goodwill.”

We may suffer additional credit-related losses in the future due to problem loans.

When we loan money or commit to loan money, we incur credit risk, or the risk of losses if our borrowers do not repay their loans. We may incur credit losses or have to provide for additional allowance for credit losses if:

•	large borrowers become insolvent or must be restructured;

•	domestic or global economic conditions, either generally or in particular industries in which large borrowers operate, deteriorate;

•	the value of the collateral we hold, such as real estate or securities, declines; or

•	we are adversely affected by other factors to an extent that is worse than anticipated.

If actual loan losses are higher than currently expected, the current allowances for credit losses will be insufficient. Our allowance for credit losses in our loan portfolio is based on evaluations, assumptions and estimates about customers, the value of collateral we hold and the economy as a whole. Our loan losses could prove to be materially different from the estimates and could materially exceed these allowances. In addition, the standards for establishing allowances change, causing us to change some of the evaluations, assumptions and estimates used in determining the allowances. As a result, we may need to provide for additional allowances for credit losses.

Credit losses may also increase if we elect, or are forced by economic or other considerations, to sell or write off our problem loans at a larger discount, in a larger amount or in a different time or manner than we may otherwise want. We may not be able to realize the value of the collateral we hold or enforce our rights against defaulting customers because of the difficulty of foreclosing on collateral in Japan, the illiquidity of and depressed values in the Japanese real estate market, and other reasons.

In addition, we may provide additional loans, equity capital or other forms of support to troubled borrowers in order to facilitate their restructuring and revitalization efforts. We may forbear from exercising some or all of our rights as a creditor against them, and we may forgive loans to them in conjunction with their debt restructuring. These practices may substantially increase our exposure to troubled borrowers and increase our losses. An increase in loan losses would adversely affect our results of operations, weaken our financial condition and erode our capital base.

We may be adversely affected if economic conditions in Japan or elsewhere worsen.

Our performance is affected by general economic conditions of the countries in which we operate, particularly Japan where we primarily conduct our business. General economic conditions that could affect us include interest rates, inflation, investor sentiment, the availability and cost of credit, the liquidity of the global financial markets, the level and volatility of debt and equity capital markets, and raw material prices. Any of these economic conditions, currently existing or occurring in the future, may adversely affect our financial condition and results of operations. For a discussion of the current economic environment in Japan and certain other countries, see “Item 5. Operating and Financial Review and Prospects—Business Environment.”

If the Japanese stock market declines in the future, we may incur losses on our securities portfolio and our capital ratios will be adversely affected.

We hold large amounts of marketable equity securities of which a significant portion are securities of Japanese issuers. The market values of these securities are inherently volatile. We have experienced impairment losses on our marketable equity securities in the fiscal year ended March 31, 2008 as a result of a decline in Japanese stock prices, and we may incur additional losses on our securities portfolio if the Japanese stock market further declines in the future. Material declines in the Japanese stock market may also materially adversely affect our capital ratios. For a detailed discussion of our holdings of marketable equity securities and the effect of market declines on our capital ratios, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Adequacy” and “Selected Statistical Data—Investment Portfolio.”

Our results of operations may be negatively affected by the recent global financial instability triggered by disruptions in the residential mortgage market in the United States.

The recent credit market instability initially triggered by disruptions in the residential mortgage market in the United States resulting from concerns with increased defaults of higher risk mortgages to lower income households may adversely affect our loan and investment portfolios, which includes securitization products such as asset-backed securities. For example, some of our investment securities may need to be marked at a significantly lower price because a market price for those securities is depressed or not properly quoted. We may also be affected by credit market deterioration caused by defaults on these higher risk residential mortgages. Specifically, the availability of credit may become limited, causing some of our counterparties to default, or some of our credit derivative transactions to be negatively affected. For example, Lehman Brothers Holdings Inc. filed a petition under Chapter 11 of the US Bankruptcy Code on September 15, 2008, as a result of which we expect an adverse impact of approximately ¥20 to ¥30 billion on our income from continuing operations before income tax expense for the fiscal year ending March 31, 2009. Moreover, the negative developments in the US credit markets may cause significant fluctuations in stock markets globally and foreign currency exchange rates, which in turn may affect our results of operation. If credit market conditions continue to deteriorate, our capital funding structure may need to be adjusted, our funding costs may increase, or our credit-related losses may increase, all of which could have a material impact on our financial results and financial condition.

The valuation of certain financial instruments relies on quoted market prices that may fluctuate significantly.

A substantial portion of the assets on our balance sheet comprises financial instruments that we carry at fair value. Generally, in order to establish the fair value of these instruments, we rely on quoted market prices. If the value of a financial instrument carried at fair value declines, a corresponding write-down may be recognized in our income statement. As the global financial markets became unstable following concerns of increased defaults of higher risk mortgages in the United States, there have been increasing circumstances where quoted market prices for securities became significantly depressed or were not properly quoted. Significant fluctuations in the market or disfunctionalities in the market could have a significant adverse effect on the fair value of the financial instruments that we hold.

Our business may be adversely affected by negative developments with respect to other financial institutions, both directly and through the effect they may have on the overall banking environment and on their borrowers.

Some domestic and foreign financial institutions, including banks, non-bank lending and credit institutions, securities companies and insurance companies, have experienced declining asset quality and capital adequacy and other financial problems. This may lead to severe liquidity and solvency problems, which have in the past resulted in the liquidation, government control or restructuring of affected institutions. For example, the recent deterioration of the asset-backed securitization products market and residential mortgage market in the United States resulted in Lehman Brothers Holdings Inc. filing a petition under Chapter 11 of the US Bankruptcy Code. Other banks, securities companies, insurance companies and other financial institutions, especially US institutions, continue to be under significant pressure due to declining asset quality as a result of recent deterioration of the global financial markets. These developments are expected to adversely affect our financial results for the fiscal year ending March 31, 2009. Other financial difficulties relating to financial institutions could adversely affect us because:

•

we have extended loans, some of which may need to be classified as nonaccrual and restructured loans, to banks, securities companies, insurance companies and other financial institutions that are not our consolidated subsidiaries;

•	we are a shareholder of some other banks and financial institutions that are not our consolidated subsidiaries;

•	we may be requested to participate in providing assistance to support distressed financial institutions that are not our consolidated subsidiaries;

•

the government may elect to provide regulatory, tax, funding or other benefits to those financial institutions to strengthen their capital, facilitate their sale or otherwise, which in turn may increase their competitiveness against us;

•	deposit insurance premiums could rise if deposit insurance funds prove to be inadequate;

•	bankruptcies or government support or control of financial institutions could generally undermine confidence in financial institutions or adversely affect the overall banking environment;

•

negative media coverage of the financial industry, regardless of its accuracy and applicability to us, could affect customer or investor sentiment, harm our reputation and have a materially adverse effect on our business or the price of our securities;

•	new regulations may be adopted to prevent future difficulties of financial institutions, which could increase our short term costs; and

•

we could be perceived to be facing the same issues as other financial institutions that hold assets with no market liquidity or with significantly depressed values as a result of the significantly negative views about the financial services industry in general.

Changes in interest rate policy, particularly unexpected or sudden increases in interest rates, could adversely affect the value of our bond and financial derivative portfolios, problem loans and results of operations.

We hold a significant amount of Japanese government bonds and foreign bonds, including US Treasury bonds. We also hold a large financial derivative portfolio, consisting primarily of interest-rate futures, swaps and options, for our asset liability management. An increase in relevant interest rates, particularly if such increase is unexpected or sudden, may negatively affect the value of our bond portfolio and reduce the so called “spread,” which is the difference between the rate of interest earned and the rate of interest paid. In addition, an increase in relevant interest rates may increase losses on our derivative portfolio and increase our problem loans as some of our borrowers may not be able to meet the increased interest payment requirements, thereby adversely affecting our results of operations and financial condition. For a detailed discussion of our bond portfolio, see “Selected Statistical Data—Investment Portfolio.”

Our trading and investment activities as well as our international operations expose us to interest rate, exchange rate and other risks.

We undertake extensive trading and investment activities involving a variety of financial instruments, including derivatives. We also have significant business operations abroad, including operations of UNBC, in the United States and elsewhere. Our income from these activities as well as our foreign assets and liabilities resulting from our international operations are subject to volatility caused by, among other things, changes in interest rates, foreign currency exchange rates and equity and debt prices. For example:

•

increases in interest rates may have an adverse effect on the value of our fixed income securities portfolio, as discussed in “—Changes in interest rate policy, particularly unexpected or sudden increases in interest rates, could adversely affect the value of our bond and financial derivatives portfolios, problem loans and results of operations” above; and

•

fluctuations in foreign currency exchange rates against the Japanese yen may adversely affect our financial condition, including our capital ratios, to the extent that our foreign currency denominated assets and liabilities are not matched in the same currency or appropriately hedged, and will create foreign currency translation gains or losses, as described in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Effect of the Change in Exchange Rates on Foreign Currency Translation.”

In addition, downgrades of the credit ratings of some of the securities in our portfolio could negatively affect our results of operations. Our trading and investment activities in financial instruments may also be adversely affected by regulatory measures taken by government agencies, such as the SEC measures taken recently to limit certain types of shortselling in securities. Our results of operations and financial condition are exposed to the risks of loss associated with these activities. For a discussion of our investment portfolio and related risks see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Condition—Investment Portfolio” and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.

We started calculating our risk-weighted capital ratios based on a new framework relating to regulatory capital requirements based on the Basel II framework established by the Basel Committee on Banking Supervision as of March 31, 2007. We are required to maintain risk-weighted capital ratios above the levels specified in the capital adequacy guidelines of the Financial Services Agency of Japan. The capital ratios are calculated in accordance with Japanese banking regulations based on information derived from the relevant entity’s financial statements prepared in accordance with Japanese GAAP. Our subsidiaries in California, UNBC and Union Bank of California, N.A., or UBOC, are subject to similar US capital adequacy guidelines. We or our subsidiary banks may be unable to continue to satisfy the capital adequacy requirements because of:

•

increases in credit risk assets and expected losses we or our subsidiary banks may incur due to fluctuations in our or our subsidiary banks’ loan and securities portfolios as a result of deteriorations in the credit of our borrowers and the issuers of equity and debt securities;

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

Our capital ratios may also be adversely affected if we or our subsidiary banks fail to refinance our subordinated debt obligations with equally subordinated debt. As of March 31, 2008, subordinated debt accounted for approximately 31.2% of our total regulatory capital, as calculated under Japanese GAAP. The failure to refinance these subordinated debt obligations with equally subordinated debt may reduce our total regulatory capital and, as a result, negatively affect our capital ratios.

If our capital ratios fall below required levels, the Financial Services Agency could require us to take a variety of corrective actions, including withdrawal from all international operations or suspension of all or part of our business operations. For a discussion of our capital ratios and the related regulatory guidelines, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital Adequacy” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Adequacy.”

We may have difficulty achieving the benefits expected from the recently completed and planned mergers and other business combinations.

In line with our ongoing strategic effort to create a leading comprehensive financial group that offers a broad range of financial products and services, we have recently completed and are planning to complete mergers and other business combinations, including transactions with some of our subsidiaries and equity-method investees. For example, on August 29, 2008, we commenced a tender offer to acquire all of the shares of UNBC’s common stock not owned by us. We also review opportunities to pursue new acquisitions or business combinations regularly.

If a planned merger or business combination fails, we may be subject to various material risks. For example, our growth strategies in Japan and globally may not be implemented as planned. In addition, the price of our securities may decline to the extent that the current market price reflects a market assumption that any pending transaction will be completed. Furthermore, our costs related to any planned transaction, including legal, accounting and certain financial adviser fees, must be paid even if the transaction is not completed. Our reputation may also be harmed due to our failure to complete an announced transaction. Even after a transaction is completed, there are various risks that could adversely affect our ability to achieve our business objectives, including:

•

The growth opportunities and other expected benefits of these business combinations or acquisitions may not be realized in the expected time period and unanticipated problems could arise in the integration process, including unanticipated expenses related to the integration process as well as delays or other difficulties in coordinating, consolidating and integrating personnel, information and management systems, and customer products and services;

•

We may be unable to cross-sell our products and services as effectively as anticipated and we may lose customers and business as some of the operations are reorganized, consolidated with other businesses and, in some cases, rebranded;

•	We may have difficulty in coordinating the operations of our subsidiaries and affiliates as planned due to legal restrictions, internal conflict or market resistance;

•	The diversion of management and key employees’ attention may detract from our ability to increase revenues and minimize costs; and

•	We may encounter difficulties in penetrating certain markets due to adverse reactions to our newly acquired ownership in, or closer affiliation with, other financial institutions or businesses.

Any of the foregoing and other risks may adversely affect our business, results of operations, financial condition and stock price. For a more detailed discussion of recently completed and planned mergers and other business combinations involving our subsidiaries and affiliates, see “Item 4.B. Information on the Company—Business Overview” and “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Any adverse changes in UNBC’s business could significantly affect our results of operations.

UNBC contributes to a significant portion of our net income. Any adverse change in the business or operations of UNBC could significantly affect our results of operations. Factors that could negatively affect UNBC’s results include adverse economic conditions in California, including the downturn in the real estate and housing industries in California, substantial competition in the California banking market, uncertainty over the US economy due to deteriorating credit markets in the United States, the threat of terrorist attacks, fluctuating oil prices and rising interest rates, negative trends in debt ratings and additional costs and other adverse consequences which may arise from enterprise-wide compliance or failure to comply with applicable laws and regulations such as the US Bank Secrecy Act and related amendments under the USA PATRIOT Act. We will be more significantly impacted by any adverse developments at UNBC if we are able to successfully acquire the shares for which we have launched a tender offer and complete the planned second-step merger after the tender offer.

We are exposed to new or increased risks as we expand the range of our products and services and the geographic scope of our business.

As we expand the range of our products and services beyond our traditional banking business and as the sophistication of financial products and management systems grows, we will be exposed to new and increasingly complex risks. We may have only limited experience with the risks related to the expanded range of these products and services. As a result, we may not be able to foresee certain risks, and new products and services we introduce may not gain acceptance among customers. Moreover, some of the activities that we are expected to engage in, such as derivatives and foreign currency trading, present substantial risks. As we expand the geographic scope of our business, we will also be exposed to risks that are unique to particular jurisdictions or markets. Our risk management systems may prove to be inadequate and may not work in all cases or to the degree required. As a result, we are subject to substantial market, credit and other risks in relation to the expanding scope of our products, services and trading activities or expanding our business beyond our traditional markets, which could result in us incurring substantial losses. In addition, our efforts to offer new services and products or penetrate new markets may not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures. For a detailed discussion of our risk management systems, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

Changes in the business environment for consumer finance companies in Japan have adversely affected our recent financial results, and may further adversely affect our future financial results.

We have a large loan portfolio to the consumer lending industry as well as large shareholdings of consumer finance companies. The Japanese government has been implementing regulatory reforms affecting the consumer lending industry in recent years. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Law Concerning Acceptance of Investment, Cash, Deposit and Interest Rate, etc., which is currently 29.2% per annum, to 20% per annum. Such reduction in the maximum permissible interest rate will be implemented before mid-2010. Under the reforms, all interest rates will be subject to the lower limits (15-20% per annum) imposed by the Interest Rate Restriction Law, which will compel, or has already compelled, lending institutions to lower the interest rates they charge borrowers.

Currently, consumer finance companies that satisfy certain conditions are able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law so long as the payment is made voluntarily by the borrowers and the lender complies with various notice and other requirements. Accordingly, our consumer finance subsidiaries and equity method investees offer loans at interest rates above the Interest Rate Restriction Law. As a result of recent decisions by the Supreme Court of Japan, consumer finance companies experienced a significant increase in borrowers’ claims for reimbursement of previously collected interest payments in excess of the limits stipulated by the Interest Rate Restriction Law. New regulations that are scheduled to be effective before mid-2010 may also have a negative impact on the business of consumer finance companies as those new regulations are expected to require, among other things, consumer finance companies to review the repayment capability of borrowers before lending, thereby limiting the amount of borrowing available to individual borrowers.

These and other related developments have adversely affected, and may further adversely affect, the operations and financial condition of our subsidiaries and borrowers which are engaged in consumer lending, which in turn may affect the value of our related shareholdings and loan portfolio. For example, there was a significant increase in the allowance for repayment of excess interest at our consumer finance subsidiaries in the fiscal year ended March 31, 2007. Additionally, we recorded a provision for credit losses in the fiscal year ended March 31, 2008 relating to domestic consumer loans mainly due to a change in regulation applicable to the consumer finance industry, which results in some of our consumer borrowers encountering difficulties in refinancing their existing loans as loan approval standards were tightened. Such developments may have indirect negative financial consequences for us, such as a change in our tax circumstances or an increase in our valuation allowance for deferred tax assets as a result of a decline in the estimated future taxable income of our consumer finance subsidiaries and may negatively affect market perception of our consumer lending operations, thereby adversely affecting the future financial results.

We have recently been subject to several regulatory actions for noncompliance with legal requirements. These regulatory matters and any future regulatory matters or regulatory changes could have a negative impact on our business and results of operations.

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

The Financial Services Agency of Japan and regulatory authorities in the United States and elsewhere also have the authority to conduct, at any time, inspections to review banks’ accounts, including ours. Some of our other financial services businesses, such as our securities business, are also subject to regulations set by, and inspections conducted by, various self-regulatory organizations, such as the National Securities Dealers Association in the United States. In recent years, we have been subject to several regulatory actions by, among others, the Financial Services Agency of Japan, the Securities and Exchange Surveillance Commission of Japan and various US banking regulators.

Our failure or inability to comply fully with applicable laws and regulations could lead to fines, public reprimands, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate, adversely affecting our business and results of operations. Regulatory matters may also negatively affect our ability to obtain regulatory approvals for future strategic initiatives. Furthermore, failure to take necessary corrective actions, or discovery of violation of laws in the process of further review of any of the matters mentioned above or in the process of implementing any corrective measures, could result in further regulatory action.

In addition, future developments or changes in laws, regulations, policies, voluntary codes of practice, fiscal or other policies and their effects are unpredictable and beyond our control. For example, new regulations to be enacted before mid-2010 are expected to require, among other things, consumer finance companies in Japan to review the repayment capabilities of borrowers before lending, thereby limiting the amount of borrowing available to individual borrowers, which in turn may negatively affect our future financial results.

In addition, if a new accounting system or methodology becomes applicable to us as a result of changes to applicable banking or securities law requirements, market or investor expectations or otherwise, we may be required to incur significant additional costs, which may materially adversely affect our financial condition and results of operations.

Our business may be adversely affected by competitive pressures, which have partly increased due to regulatory changes and recent market changes in the financial industry domestically and globally.

In recent years, the Japanese financial system has been increasingly deregulated and barriers to competition have been reduced. The privatization of the Japanese postal savings system and the establishment of Japan Post Bank Co., Ltd. in October 2007, as well as the planned privatization of certain governmental financial institutions in October 2008, could also substantially increase competition within the financial services industry. In addition, there has been significant consolidation and convergence among financial institutions domestically and globally, and this trend may continue in the future and further increase competition in the market. A number of large commercial banks and other broad-based financial services firms have merged or formed strategic alliances with other financial institutions both in Japan and overseas. If we are unable to compete effectively in this more competitive and deregulated business environment, our business, results of operations and financial condition will be adversely affected. For a more detailed discussion of our competition in Japan, see “Item 4.B. Information on the Company—Business Overview—Competition—Japan.”

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

There have been many cases where personal information and records in the possession of corporations and institutions were leaked or improperly accessed. In the event that personal information in our possession about our customers or employees is leaked or improperly accessed and subsequently misused, we may be subject to liability and regulatory action. As an institution in possession of personal information, we are required to treat personal and other confidential information as required by the Personal Information Protection Act of Japan. We may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information in accordance with the Personal Information Protection Act. In addition, such incidents could create a negative public perception of our operations, systems or brand, which may in turn decrease customer and market confidence and materially and adversely affect our business, operating results and financial condition.

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

Damage to our reputation could harm our business.

We are one of the largest and most influential financial institutions in Japan by virtue of our market share and the size of our operations and customer base. Our reputation is critical in maintaining our relationships with clients, investors, regulators and the general public. Our reputation could be damaged by numerous causes, including, among others, system troubles, employee misconduct, failure to properly address potential conflicts of interest, litigation, compliance failures, the activities of customers and counterparties over which we have limited or no control, and exacting scrutiny from regulatory authorities and customers regarding our trade practices and potential abuses of our dominant bargaining position in our dealings with customers. If we are unable to prevent or properly address these causes, we could lose existing or prospective customers and investors, in which case our business, financial condition and results of operations could be materially and adversely affected.

We are exposed to substantial credit and market risks in Asia, Latin America and other regions.

We are active in Asia, Latin America and other regions through a network of branches and subsidiaries and are thus exposed to a variety of credit and market risks associated with countries in these regions. A decline in the value of Asian, Latin American or other relevant currencies could adversely affect the creditworthiness of some of our borrowers in those regions. For example, the loans we have made to Asian, Latin American and other overseas borrowers and banks are often denominated in yen, US dollars or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies. A devaluation of the local currency would make it more difficult for a borrower earning income in that currency to pay its debts to us and other foreign lenders. In addition, some countries in which we operate may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. The limited credit availability resulting from these and related conditions may adversely affect economic conditions in some countries. This could cause a further deterioration of the credit quality of borrowers and banks in those countries and cause us to incur further losses.

In addition, we are active in other regions that expose us to risks similar to the risks described above and also risks specific to those regions, which may cause us to incur losses or suffer other adverse effects.

We may incur significant additional costs for implementing effective internal controls.

In order to operate as a global financial institution, it is essential for us to have effective internal controls, corporate compliance functions, and accounting systems to manage our assets and operations. Moreover, under the U.S. Sarbanes-Oxley Act of 2002, which applies by reason of our status as an SEC reporting company, we are required to establish internal control over our financial reporting and our management is required to assess the effectiveness of our internal control over financial reporting and disclose whether such internal control is effective beginning from the fiscal year ending March 31,2008. Under the Japanese Financial Instruments and Exchange Law that took full effect in September 2007, Mitsubishi UFJ Financial Group, Inc., or MUFG, as a listed company in Japan, is required to file an internal control report with an annual securities report in Japan, beginning from the fiscal year ending March 31, 2009. Accordingly, we, as an important subsidiary of MUFG, must establish, maintain and operate our internal control system in accordance with MUFG policy.

Designing and implementing an effective system of internal control capable of monitoring and managing our business and operations requires significant management and human resources and considerable costs. If we identify any material weakness in our internal control system, we may incur significant additional costs for remediating such weakness. In addition, if we adopt a new accounting system, we may be required to incur significant additional costs, which may materially adversely affect our financial condition and results of operations.

Transactions with counterparties in countries designated by the US Department of State as state sponsors of terrorism may lead some potential customers and investors in the US and other countries to avoid doing business with us or investing in our securities.

We engage in operations with entities in or affiliated with Iran and Syria, including transactions with entities owned or controlled by the Iranian or Syrian governments, and we have a representative office in Iran. The US Department of State has designated Iran and Syria as “state sponsors of terrorism,” and US law generally prohibits US persons from doing business with such countries. Our activities with counterparties in or affiliated with Iran, Syria and other countries designated as state sponsors of terrorism are conducted in compliance in all material respects with both applicable Japanese and US regulations.

Our operations with entities in Iran consist primarily of loans to Iranian financial institutions in the form of financing for petroleum projects and trade financing for general commercial purposes, as well as letters of credit and foreign exchange services. Our operations relating to Syria are primarily foreign exchange services. We do not believe our operations relating to Iran and Syria are material to our business, financial condition and results of operations, as the loans outstanding to borrowers in or affiliated with Iran and Syria as of March 31, 2008 were approximately $410 million and $0.2 million, respectively, which together represented less than 0.1% of our total assets as of March 31, 2008. In addition, we receive deposits or hold assets on behalf of several individuals resident in Japan who are citizens of countries designated as state sponsor of terrorism.

We are aware of initiatives by US governmental entities and US institutional investors, such as pension funds, to adopt or consider adopting laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with Iran and other countries identified as state sponsors of terrorism. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers. In addition, depending on socio-political developments our reputation may suffer due to our association with these countries. The above circumstances could have a significant adverse effect on our business and financial condition.

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

BTMU was formed through the merger, on January 1, 2006, of Bank of Tokyo-Mitsubishi and UFJ Bank Limited, after their respective parent companies, Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., had merged to form Mitsubishi UFJ Financial Group, Inc. on October 1, 2005.

Bank of Tokyo-Mitsubishi was formed through the merger, on April 1, 1996, of The Mitsubishi Bank, Limited and The Bank of Tokyo, Ltd.

The origins of Mitsubishi Bank can be traced to the Mitsubishi Exchange Office, a money exchange house established in 1880 by Yataro Iwasaki, the founder of the Mitsubishi industrial, commercial and financial group. In 1895, the Mitsubishi Exchange Office was succeeded by the Banking Division of the Mitsubishi Goshi Kaisha, the holding company of the “Mitsubishi group” of companies. Mitsubishi Bank had been a principal bank to many of the Mitsubishi group companies but broadened its relationships to cover a wide range of Japanese industries, small and medium-sized companies and individuals.

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

For a discussion of the merger between Bank of Tokyo-Mitsubishi and UFJ Bank and other recent developments, see “Item 4.B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

B.    Business Overview

We are a major Japanese commercial banking organization. We provide a broad range of domestic and international banking services in Japan and around the world. As of June 30, 2008, our network in Japan included 665 branches, 118 sub-branches, 1,885 branch ATMs and 26,572 convenience store-based, non-exclusive ATMs. We organize our operations based on customer and product segmentation, as follows:

•	retail banking;

•	corporate banking;

•	corporate and investment banking;

•	commercial banking; and

•	transaction banking;

•	global business;

•	global markets;

•	operations and systems; and

•	other, including trust and asset management, custody and eBusiness & IT initiatives.

For a detailed analysis of financial results by business segments, which is based mainly on our business organizations, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Business Segment Analysis.” For a detailed analysis of financial results by geographic segment, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Geographic Segment Analysis.”

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

•	Deposits

The unit offers a full range of bank deposit products to its customers.

BTMU is implementing a wide variety of preferential interest rate measures which include a campaign designed to appeal to fixed term deposit needs of our customers who are nearing the attainment of their retirement bonus.

In January 2007, BTMU launched a membership club, the Quality Life Club, aimed chiefly at senior citizens of the baby-boom generation which provides a combination of financial and non-financial services. In addition to financial services such as consultation with experts on asset management, the club offers privileges such as high value-added services in areas of interest to senior citizens including travel and health.

In May 2007, in a joint initiative with Walt Disney Japan, BTMU launched a new type of online banking service for individuals called “Disney Osaihu Plus” using the Internet and mobile phones. The Disney Osaihu Plus service aims to provide a solution for customers who are unfamiliar with banking services and find banking services difficult to understand, or find it hard to adapt to online banking. This service aims to be easy-to-use and to encourage customers to feel comfortable with online banking services.

•	Investment Trust

We offer a varied line-up of products allowing our customers to choose products according to their investment needs. In the fiscal year ended March 31, 2008, BTMU introduced a total of seven investment trusts. As of the end of March 2008, BTMU offered our clients a total of 94 investment trust products.

In April 2007, BTMU began offering the “Global Sovereign Open (monthly closing type)”, largest asset holding fund in Japan and one of our most popular investment products.

In July 2007, BTMU began offering the “Bond Fund Denominated in Currency of Emerging Countries (monthly closing type)”. BTMU also began offering the “World High-Interest Rate Currencies Fund (course1, course2)” in December 2007 and “Global Bond basic (monthly closing type)” in March 2008. These funds were developed to strengthen BTMU’s line-up of investment trusts in order to meet the needs of those customers seeking investment opportunities in emerging countries that provide increased growth potential and those in high-interest currency countries.

Furthermore, BTMU began offering the “World Three Area’s REIT Fund (monthly closing type)” in August 2007 and “Nomura Japan Bond Index Fund” in February 2008. In order to meet the customers’ wide variety of investment needs, BTMU strengthened its investment products from high-end products to basic products.

In addition to these investment trust products, BTMU has been offering the Welcome Selection Campaign, which provides preferential interest rates on fixed term deposits for customers who simultaneously open a fixed term deposit account and purchase an investment trust product. BTMU has also been offering gift cards to customers who purchase investment trust products. These offers aim to enhance the attractiveness of our investment trust products.

Moreover, BTMU has placed significant importance on ensuring that aftercare is provided to all of its customers who have purchased its investment trust products. For instance, after the market plunge in last August caused by the collapse of the residential mortgage market, BTMU held approximately 150 seminars to explain the potential effects of such decline over the market and asset management businesses. These seminars were held mainly in the Tokyo, Nagoya and Osaka metropolitan areas.

•	Insurance

Since the Japanese government lifted the prohibition against sales of annuity insurance products by banks in October 2002, we have been actively offering individual annuities in an effort to meet the needs of our customers as agents of insurance companies. Our current line-up of insurance products consists of investment-type individual annuities, foreign currency denominated insurance annuities and yen denominated fixed-amount annuity insurance. BTMU has been offering Insurance for Death Benefit/Health-related/Cancer since December 2007 and Nursing Insurance since April 2008.

BTMU began offering “Kantan Jizoku Seichou Plus”, a single premium term insurance underwritten by Meiji Yasuda Life Insurance, in November 2007, and “Kibou no Tamago”, an investment-type individual annuity underwritten by Meiji Yasuda Life Insurance in January 2008. In addition, we began offering “Core Value”, an investment-type individual annuity underwritten by Daiichi Frontier Life, in April 2008, and “Ijigen Hatsu”, an investment-type individual annuity underwritten by Tokyo Marine Nichido Financial Life, in June 2008.

Since the deregulation in December 2007 of over the counter sales of life insurance products by banks, BTMU has introduced seven varieties of life insurance products (four life insurance, two medical insurance, one cancer insurance). Between December 31, 2007 and June 30, 2008, the number of branches through which BTMU offers insurance products increased from 173 to 319. Professional insurance sales representatives, called “Insurance Planner”, have been assigned to each branch where these insurance products are sold in order to ensure that the branch accurately responds to our customers’ insurance needs. BTMU has plans to further strengthen its lineup of life insurance products in addition to increasing the number of branches at which life insurance products are sold.

•	Financial Products Intermediation Services

BTMU initiated financial products intermediation business in December 2004 following the lifting of the ban on securities intermediation by banks. It currently acts as a financial products intermediary for Mitsubishi UFJ Securities Co., Ltd., or MUS, and kabu.com Securities Co., Ltd. In addition, in May 2006, the unit started providing financial products intermediation services with Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd., a joint-venture company between Mitsubishi UFJ Financial Group, Inc. and Merrill Lynch & Co., Inc. that provides private banking services.

As of the end of March 2008, BTMU employed approximately 500 employees seconded from MUS for the purpose of providing financial product intermediation services to our clients. Approximately 360 of these employees who hold the necessary skills in investment consulting have been assigned to branches in Japan as sales representatives. Forty of the personnel have been assigned to assist the branches as Retail Money Desk representatives who specialize in the sale of investment products with enhanced sales skills and possess more sophisticated understanding and background in the field of compliance. They are working to further strengthen the branch sales force. The remaining secondees were given various other assignments relating to corporate management.

Additionally, in order to continuously strengthen our product lineup, BTMU has been providing Japanese Government Bonds For Individual Investors, Domestic Industrial Bonds, Foreign Bonds, Domestic/Foreign Investment Trusts, Stocks (Both IPOs and offerings of public companies) and Public Offered -Structured Bonds.

•	Loans

BTMU provides loans such as housing loans and card loans to its retail clients.

To meet a wide variety of customer needs, BTMU offers a variety of housing loan products such as ultra-long term fixed rate housing loans, housing loans incorporating health insurance for seven major illnesses, and the Flat 35 guaranteed housing loan in a tie-up with Japan Housing Finance Agency. Additionally, to help counteract the ever-rising customer concerns regarding loan guarantee fees, BTMU has been offering the “Zero Guarantee Fee Campaign” for customers who meet certain conditions since October 2007.

In November 2007, BTMU launched “BANQUIC”, a new convenient and accessible card loan product guaranteed by ACOM CO., LTD, an equity method affiliate of MUFG in the consumer finance business. Customers can apply for BANQUIC card loans through internet, telephone, fax etc., and make or repay loans at BTMU ATMs or convenience store ATMs (including E-net ATMs, Seven Bank’s ATMs, LAWSON ATMs). BTMU will continue to aim to meet the wide variety of our customers’ needs through strengthening our product lineup and increasing convenience.

•	Credit Cards

In October 2004, BTMU began to issue a multi-functional “IC cards”, which combine ATM card, credit card and electronic money functions that enhance customer convenience. For example, BTMU currently offers an “alliance credit card”, which is an integrated IC commuter pass compatible with the ticketing systems of Japanese railway companies, East Japan Railway Company (since February 2007) and Kintetsu Corporation (since February 2008), with “VISA touch”, a contact-less IC function, which can be used as a credit card.

•	Domestic Network

BTMU offers products and services through a wide range of channels, including branches, ATMs (including convenience store ATMs shared by multiple banks), Tokyo-Mitsubishi UFJ Direct (telephone, internet and mobile phone banking), the BTMU “Telebank” service video conferencing counters (counters that allow face-to-face contact with operators through the use of broadband internet video conferencing) and by mail.

The Mitsubishi UFJ Financial Group’s integrated financial services are provided at MUFG Plaza branches that combine banking, trust banking and securities services and offer retail customers unified and flexible services at one-stop outlets. As of March 31, 2008, 51 MUFG Plaza branches existed.

To provide exclusive membership services for high net worth customers, private banking offices have been established since December 2006 featuring lounges and private rooms where customers can receive wealth management advice and other services in a relaxing and comfortable setting. As of March 31 2008, 19 private banking offices existed in the Tokyo metropolitan area, Nagoya and Osaka.

To increase customer convenience, BTMU has enhanced its ATM network and ATM related services. For example, BTMU has ceased to charge ATM usage charges from those who are customers at both BTMU and Mitsubishi UFJ Trust and Banking Corporation, or MUTB. In addition, commission fees have been reduced for transactions conducted at convenience stores ATMs shared by multiple banks on week days between 8:45 am and 6 pm as BTMU and other eight local banks have mutually opened ATM networks to provide ATM services partially free of charge.

Furthermore, in October 2007, BTMU made an ATM alliance with AEON bank. As a result, BTMU customers can currently make withdrawals from approximately 40,000 ATMs in Japan free of charge on weekdays between 8:45 am and 6:00 pm.

“Jibun Bank Corporation”, a joint venture company between BTMU and KDDI CORPORATION, started its banking business in July 2008, Jibun Bank Corporation offers comprehensive retail banking services through mobile phone network. For example, account holders can transfer funds to another account holder using the recipient’s mobile phone number as the identification code and the “mobile phone pass book” acts as both a bank pass book and a simplified housekeeping book on the account holder’s mobile phone.

•	Strategic Alliances

To strengthen the retail online securities business and offer more comprehensive Internet-based financial services, we acquired additional shares of common stock of kabu.com Securities Co., Ltd. through two tender offers conducted in April and December 2007. Moreover, we acquired additional shares of kabu.com Securities, which had been held by the MUFG Group, resulting in our ownership to approximately 41%. We aim to strengthen our alliance with kabu.com Securities by, among other things, launching a bank agency business, jointly promoting kabu.com Securities’ PTS business and promoting kabu.com Securities’ financial product intermediation business.

In July 2008, BTMU acquired 49.375% of the shares of JALCARD, Inc. a wholly owned subsidiary of Japan Airline International Co., Ltd. As a result, JALCARD became an equity-method affiliate of both BTMU and MUFG.

As a result of this business alliance, JALI plans to grant BTMU certain priority rights relating to the issuance of JALCARD, which is a frequent flyer program card with a credit function. We aim to enhance customer service and increase our profit through the synergy effects of increasing our customer base, by capitalizing on the collective products and services and brand of MUFG and the JAL group.

In November 2007, MUFG acquired newly issued shares of Mitsubishi UFJ NICOS common stock. In May 2008, MUFG entered into a share exchange agreement with Mitsubishi UFJ NICOS. Through a share exchange that became effective on August 1, 2008, pursuant to this agreement, Mitsubishi UFJ NICOS became a wholly owned subsidiary of MUFG.

•	Trust Agency Operations.

As of the end of July 2007, BTMU is conducting the following eight businesses as the trust banking agent for MUTB: testamentary trusts, inheritance management, asset succession planning, inheritance management agency operations , business management financial clinic, lifetime gift trusts, share disposal trusts, and marketable securities administration trusts.

In October 2006 BTMU accepted approximately 30 financial consultants (sales managers specializing in inheritance business) from MUTB. Because of Japan’s increasingly aging society, customer demand for inheritance-related advice is increasing and we aim to significantly strengthen our ability to collect the relevant information from the banking market.

Corporate Banking Business Unit

As part of Mitsubishi UFJ Financial Group’s Integrated Corporate Banking Business Group, our corporate banking business unit provides banking products and services to a wide range of business customers, from large corporations to medium-sized and small businesses, and is also responsible for customer relationships. We provide services through 324 offices in Japan, and also directly from our headquarters. The unit provides traditional commercial banking services, such as deposits, settlement, foreign exchange and loans, as well as investment banking services, electronic banking and highly sophisticated consultancy services to meet our customers’ needs. The unit works closely with our other business units, such as the global business unit and the global markets unit.

•	CIB (Corporate and Investment Banking)

The unit provides CIB solutions mainly to large corporations, financial institutions and public sector organizations. Product specialists in our unit globally provide capital markets, derivatives, securitization, syndicated loans, structured finance and other services. Customers with the needs in M&A transactions and debt and equity capital markets are referred to MUS, the securities arm of the Mitsubishi UFJ Financial Group; therefore we can fully meet our customers’ needs in CIB services as a whole.

Capital Markets.    The unit provides arrangement services relating to private placements for mainly medium-sized enterprise issuers and institutional investors. During the fiscal year ended March 31, 2008, we arranged 4,318 issuances totaling ¥948.0 billion.

Derivatives.    The unit develops and offers derivatives products for risk management and other financial needs. The unit has trading desks and sales teams specializing in derivatives.

Securitization.    In the securitization area, the unit is primarily engaged in asset-backed commercial paper programs and has securitization teams based in Tokyo, New York and London. The unit continues to develop and structure new types of transactions.

Syndicated loans.    The unit structures and syndicates many types of loan transactions, including term loans, revolving credit and structured transactions. The unit has loan syndication operations in Tokyo, New York, London, Hong Kong and Singapore. We arranged syndicated loans with an aggregate principal amount totaling $109.4 billion in the fiscal year ended March 31, 2008.

Structured finance.    The unit engages in project finance, real estate finance, lease related finance, leveraged finance, and other types of non-recourse or limited-recourse and structured financings. The unit provides customers with financial advisory services, loan arrangements and agency services. The unit has teams located in Tokyo, Hong Kong, Singapore, London, New York and Boston.

Other services.    In the United States, the unit offers leasing services through two subsidiaries, BTMU Capital Corporation and BTMU Leasing & Finance. BTMU Capital Corporation offers a wide range of leasing services to non-Japanese customers, while BTMU Leasing & Finance focuses on providing services to subsidiaries and affiliates of Japanese corporations in the United States.

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

Advice on business expansion overseas.    The unit provides advisory services to clients launching businesses overseas, particularly for Japanese companies expanding into other Asian countries.

Risk management.    The unit offers swaps, options and other types of risk-hedge programs for customers seeking to reduce various business risks such as interest rate risks and exchange rate risks.

Corporate management/financial strategies.    The unit provides advisory services to customers in the areas of mergers and acquisitions, inheritance-related business transfers and stock listings. The unit also helps customers develop financial strategies to restructure their balance sheets. These strategies include the use of credit lines, factoring services and securitization of real estate.

Corporate welfare facilities.    The unit offers products and administrative services to help customers with employee benefit plans. As a service to customers, the unit often provides housing loans to their employees. The unit also provides company-sponsored employee savings plans and defined contribution plans.

•	Transaction Banking

Settlement services.    The unit provides online banking services that allow customers to electronically conduct financial transactions such as domestic and overseas remittances. The unit’s settlement and cash management services include global settlement services, Global Cash Management Services, a global pooling/netting service, and Treasury Station, a fund management system for group companies. These services are particularly useful to customers who do business worldwide.

Global Business Unit

Our global business unit provides a full range of banking services not only to the overseas operations of Japanese corporations but also to non-Japanese corporations. The unit serves these customers through a global network of 59 overseas branches and sub-branches, 15 representative offices and overseas subsidiary banks.

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

Banking Operation in the United States.    With a particular focus on California, the unit provides a wide range of financial services to consumers, small businesses, middle-market companies and major corporations through UnionBanCal Corporation, or UNBC, a publicly traded U.S. commercial bank holding company listed on the NYSE. As of March 31, 2008, we owned 65% of UNBC and UNBC comprised, and continues to comprise, a significant portion of our global business unit. Union Bank of California, N.A., or UBOC, UNBC’s subsidiary, is one of the largest commercial banks in California based on total assets and total deposits. On August 29, 2008, BTMU commenced a cash tender offer for all of the outstanding common shares of UNBC not held by us to make UNBC our wholly owned subsidiary. For more information on the tender offer and the planned second-step merger, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

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

The retail operations planning division controls operational procedures at our branch offices, and provides guidance, assistance, education, and training for them. Our retail operations planning division is under a joint supervision by the operations and systems unit as well as the retail banking business unit.

The trade business division offers outsourcing services in foreign remittance, export and import operations for Japanese financial institutions. As of March 31, 2008, 90 Japanese banks utilized our foreign remittance services offered under our Global Operation Automatic Link (GOAL) service, and 69 Japanese banks outsourced their export and import operations to us.

Correspondent banking and settlement.    The transaction services division (formerly named the payment and clearing services division) of our operations and systems unit maintains financial institutions’ accounts with correspondent arrangements. As of March 31, 2008, we had correspondent arrangements with 3,008 foreign banks and other financial institutions, of which 1,771 had yen settlement accounts with us. We also had correspondent arrangements with 133 Japanese financial institutions, for which we held 185 yen and foreign currency accounts.

The Foreign Exchange Yen Clearing System (FXYCS) in Japan introduced an entrustment procedure for yen clearing through which banks may entrust other banks to conduct yen clearing for them. As of March 31, 2008, 63 regional and foreign banks in Japan outsourced their yen clearing operations to us. We handled approximately 31% of these transactions based on transaction amounts and are a market leader in the yen settlement business.

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

Indirect interface channels.    The retail banking customer center, the retail banking video counter center and the corporate banking customer service center conduct retail & corporate banking operations through indirect interface channels such as internet, television, telephone and mobile phones. The direct channel services division is in charge of supervising the operations of the three centers.

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

The Banking Law, as amended, now permits banks to engage in the securities business by establishing or otherwise owning domestic and overseas securities subsidiaries with the approval of the Financial Services Agency, an agency of the Cabinet Office. The Banking Law is expected to be further amended in the fall of 2008 to expand the range of permitted business. Further increases in competition among financial institutions are expected in these new areas of permissible activities.

In terms of recent market entrants, other financial institutions, such as Orix Corporation, and non-financial companies have also begun to offer various banking services, often through non-traditional distribution channels. Also, in recent years, various large foreign financial institutions have significantly expanded their presence in the Japanese domestic market. Citigroup, for example, has expanded its banking activities and moved aggressively to provide investment banking and other financial services, including retail services, and, through its recent acquisition of Nikko Cordial Corporation, securities brokerage services. The privatization of Japan Post, a government-run public services corporation that is the world’s largest holder of deposits, and the establishment of Japan Post Bank Co., Ltd. that followed in October 2007, as well as the planned privatization of other governmental financial institutions, could also substantially increase competition within the financial services industry.

In the corporate banking sector, the principal effect of these reforms has been the increase in competition as two structural features of Japan’s highly specialized and segmented financial system have eroded:

•	the separation of banking and securities businesses in Japan; and

•

the distinctions among the permissible activities of Japan’s two principal types of private banking institutions. For a discussion of the two principal types of private banking institutions, see “—The Japanese Financial System.”

In addition, in recent years, Japanese corporations are increasingly raising funds by accessing the capital markets, both within Japan and overseas, resulting in a decline in demand for loan financing. Furthermore, as foreign exchange controls have been generally eliminated, customers can now have direct access to foreign financial institutions, with which we must also compete.

In the consumer banking sector, deregulation has enabled banks to offer customers an increasingly attractive and diversified range of products. For example, banks may now sell investment trusts and insurance products. We will face competition in this sector from other private financial institutions including Japan Post Group companies. Recently, competition has also increased due to the development of new products and distribution channels. For example, Japanese banks have started competing with one another by developing innovative proprietary computer technologies that allow them to deliver basic banking services in a more efficient manner and to create sophisticated new products in response to customer demand.

The trust assets business is a promising growth area that is competitive and becoming more so because of changes in the industry. In addition, there is growing corporate demand for change in the trust regulatory environment, such as reform of the pension system and related accounting regulations under Japanese GAAP. However, competition may increase in the future as regulatory barriers to entry are lowered. The amendment to the trust business law that came into effect on December 30, 2004 expanded the types of property that can be entrusted and allowed non-financial companies to conduct trust business upon approval, among other things. The amended trust business law also adopted a type of registration for companies that wish to conduct only the administration type trust business. These regulatory developments have facilitated the expansion of the trust business, but competition in this area has also intensified.

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

Foreign

In the United States, we face substantial competition in all aspects of our business. We face competition from other large US and foreign-owned money-center banks, as well as from similar institutions that provide financial services. Through Union Bank of California N.A., or UBOC, we currently compete principally with US and foreign-owned money-center and regional banks, thrift institutions, insurance companies, asset management companies, investment advisory companies, consumer finance companies, credit unions and other financial institutions.

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

Private Banking Institutions

Private banking institutions in Japan are commonly classified into two categories (the following numbers are based on available information published by the Financial Services Agency as of August 19, 2008):

•	ordinary banks (130 ordinary banks and 63 foreign commercial banks with ordinary banking operations); and

•	trust banks (20 trust banks).

Ordinary banks in turn are classified as city banks, of which there are five, including us, and regional banks, of which there are 110 and other banks, of which there are 15. In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished based on head office location as well as the size and scope of their operations.

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

Government Financial Institutions

Since World War II, a number of government financial institutions have been established. These corporations are wholly owned by the government and operate under its supervision. Their funds are provided mainly from government sources. Certain types of operations currently undertaken by these institutions are planned to be assumed by, or integrated with the operations of, private corporations through privatization and other measures.

Among them are the following:

•

The Development Bank of Japan, whose purpose is to contribute to the economic development of Japan by extending long-term loans, mainly to primary and secondary sector industries, which is scheduled to be privatized on October 1, 2008;

•	Japan Bank for International Cooperation, whose purpose is to supplement and encourage the private financing of exports, imports, overseas investments and overseas economic cooperation;

•

Japan Finance Corporation for Small and Medium Enterprise, National Life Finance Corporation, and The Agriculture, Forestry and Fisheries Finance Corporation, the purpose of each of which is to supplement private financing in its relevant field of activity; and

•	The Postal Service Agency, which was reorganized in April 2003 into Japan Post Bank Co., Ltd., a government-run public services corporation which was privatized on October 1, 2007.

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

The Banking Law.    Among the various laws that regulate financial institutions, the Banking Law and its subordinated orders and ordinances are regarded as the fundamental law for ordinary banks and other private financial institutions. The Banking Law addresses bank holding companies, capital adequacy, inspections and reporting, as well as the scope of business activities, disclosure, accounting, limitation on granting credit and standards for arm’s length transactions. In addition, the amendment to the Banking Law which came into effect in April 2006 relaxed the standards relating to bank-agent eligibility, which encourages to encourage banks to expand their operations through the use of bank agents. Banks and other financial institutions will be required to establish an internal control system to cope with conflicts of interest as a result of the recent amendments to the Financial Instruments and Exchange Law, Banking Law and Insurance Business Law which are to take effect by June 2009.

Bank holding company regulations.    A bank holding company is prohibited from carrying on any business other than the management of its subsidiaries and other incidental businesses. A bank holding company may have any of the following as a subsidiary: a bank, a securities company, an insurance company and a foreign subsidiary that is engaged in the banking, securities or insurance business. In addition, a bank holding company may have as a subsidiary any company that is engaged in a finance-related business, such as a credit card company, a leasing company or an investment advisory company. Certain companies that are designated by a ministerial ordinance at those that cultivate new business fields may also become the subsidiary of a bank holding company. The recent amendment to the Banking Law which is to take effect by June 2009 will expand a range of permitted subsidiaries. Particularly this amendment will permit a bank holding company which satisfies certain requirement on financial soundness and appropriate risk control to have a subsidiary engaging in commodity transactions.

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

Basel II provides more risk-sensitive approaches and a range of options for measuring risks and determining the capital requirements. As a result, Basel II also reflects the nature of risks at each bank more closely. Under Basel II, MUFG and its subsidiary banks, including us, adopted the Foundation Internal Ratings-Based Approach, or IRB approach, to calculate capital requirements for credit risk. The Standardised Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements and a few subsidiaries adopted a phased rollout of the IRB approach. MUFG and its subsidiary banks adopted the Standardised Approach to calculate capital requirements for operational risk. As for market risk, MUFG and its subsidiary banks, including us, adopted the Internal Models Approach mainly to calculate general market risk and adopted the Standardised Methodology to calculate specific risk.

The capital adequacy guidelines are in accordance with the standards of the Bank for International Settlement for a target minimum standard ratio of capital to modified risk-weighted assets of 8.0% on both consolidated and non-consolidated bases for banks with international operations, including us and MUTB or on a consolidated basis for bank holding companies with international operations, such as MUFG. Modified risk-weighted assets is the sum of risk-weighted assets compiled for credit risk purposes, market risks equivalent amount divided by 8% and operational risks equivalent amount divided by 8%. The capital adequacy guidelines place considerable emphasis on tangible common stockholders’ equity as the core element of the capital base, with appropriate recognition of other components of capital.

Capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. Tier I capital generally consists of stockholders’ equity items, including common stock, preferred stock, capital surplus, retained earnings (which includes deferred tax assets) and minority interests, but recorded goodwill and other items, such as treasury stock, are deducted from Tier I capital. Tier II capital generally consists of:

•

The amount (up to a maximum of 0.6% of credit risk-weighted assets) that eligible reserves for credit losses exceed expected losses in the IRB approach, and general reserves for credit losses, subject to a limit of 1.25% of modified risk-weighted assets in the partial use of the Standardised Approach (including a phased rollout of the IRB approach);

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

Amendments to the capital adequacy guidelines limiting the portion of Tier I capital consisting of deferred tax assets became effective on March 31, 2006. The restrictions are targeted at major Japanese banks and their holding companies, which include Mitsubishi UFJ Financial Group, Inc. and its subsidiary banks. The cap was initially set at 40% for the fiscal year ended March 31, 2006 and 30% for the fiscal year ended March 31, 2007. It has been lowered to 20% since the fiscal year ending March 31, 2008. The banks subject to the restrictions will not be able to reflect any deferred tax assets that exceed the relevant limit in their capital adequacy ratios.

Inspection and reporting.    By evaluating banks’ systems of self-assessment, auditing their accounts and reviewing their compliance with laws and regulations, the Financial Services Agency monitors the financial soundness of banks, including the status and performance of their control systems for business activities. The Financial Services Agency implemented the Financial Inspection Rating System (“FIRST”) for deposit-taking financial institutions which has become applicable since April 1, 2007. By providing inspection results in the form of graded evaluations (i.e., ratings), the Financial Services Agency expects this rating system to motivate financial institutions to voluntarily improve their management and operations. Additionally, the Financial Services Agency currently takes the “better regulation” approach in its financial regulation and supervision. This consists of four pillars: optimal combination of rules-based and principles-based supervisory approaches; timely recognition of priority issues and effective response; encouraging voluntary efforts by financial firms and placing greater emphasis on providing them with incentives; improving the transparency and predictability of regulatory actions, in pursuit of improvement of the quality of financial regulation and supervision.

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

On September 30, 2006, a law which imposes a limitation on a bank’s shareholding of up to the amount equivalent to its Tier I capital took effect.

Financial Instruments and Exchange Law.    The Financial Instruments and Exchange Law amending the Securities and Exchange Law in its most parts became effective on September 30, 2007. The new law not only preserves the basic concepts of the Securities and Exchange Law, but is also intended to further protect investors. The new law also regulates sales of a wide range of financial instruments and services, requiring financial institutions to revise their sales rules and strengthen compliance frameworks and procedures accordingly. Among the instruments that the Japanese banks deal with, derivatives, foreign currency denominated deposits, and variable insurance and annuity products are subject to regulations that are applicable to securities covered by sales-related rules of conduct.

Article 33 of the Financial Instruments and Exchange Law generally prohibits banks from engaging in the securities business, as it was provided in Article 65 of the Securities and Exchange Law. Under certain circumstances, registered banks are allowed to provide securities intermediation services and certain types of securities business.

The recent amendment to the Banking Law which is to take effect by June 2009 will require a bank to implement an internal system to appropriately control and monitor conflict of interest issues among a bank and its affiliated financial institutions, including a securities company and an insurance company.

Anti-money laundering laws.    Under the Law for Punishment of Transfer of Criminal Proceeds, banks and other financial institutions are required to report to the competent minister, in the case of banks, the Commissioner of the Financial Services Agency, any assets which they receive while conducting their businesses that are suspected of being illicit profits from criminal activity.

Law concerning trust business conducted by financial institutions.    Under the Trust Business Law, joint stock companies that are licensed by the Prime Minister as trust companies are allowed to conduct trust business. In addition, under the Law Concerning Concurrent Operation for Trust Business by Financial Institutions, banks and other financial institutions, as permitted by the Prime Minister, are able to conduct trust business. The Trust Business Law was amended in December 2004 to expand the types of property that can be entrusted, to allow non-financial companies to conduct trust business and to allow a new type of registration for trustees who conduct only administration type trust business. The trust business Law was further amended in December 2006, in order to cope with new types of trust and to amend the duties imposed on the trustee in accordance with the sweeping amendment to the Trust Law.

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

Under the Deposit Insurance Law, the maximum amount of protection is ¥10 million per customer within one bank. Since April 1, 2005, all deposits are subject to the ¥10 million maximum, except non-interest bearing deposits that are redeemable on demand and used by the depositor primarily for payment and settlement functions or, the settlement accounts, which are fully protected without a maximum amount limitation. Currently, the Deposit Insurance Corporation charges insurance premiums equal to 0.108% on the deposits in current accounts, ordinary accounts and other similar accounts, which are fully protected as mentioned above, and premiums equal to 0.081% on the deposits in other accounts.

Starting in April 2001, amendments to the Deposit Insurance Law established a new framework which enables the Deposit Insurance Corporation to inject capital into a bank if the Commissioner of the Financial Services Agency recognizes that it must do so to guard against financial systemic risk.

On June 14, 2004, the Strengthening Financial Functions Law was enacted to establish a new framework for injecting public funds into financial institutions. The Strengthening Financial Functions Law broadens the range of financial institutions eligible to receive public funds and facilitates the preventive injection of public funds into troubled or potentially troubled financial institutions in order to avert financial crises. However, due date for this applications for public-funds injection under the Strengthening Financial Functions Law was March 31, 2008, and was not extended.

Personal Information Protection Law.    With regards to protection of personal information, current Personal Information Protection Law became fully effective on April 1, 2005. Among other matters, the law requires Japanese banking institutions to limit the use of personal information to the stated purpose and to properly manage the personal information in their possession, and forbids them from providing personal information to third parties without consent. If a bank violates certain provisions of the law, the Financial Services Agency may advise or order the bank to take proper action. The Financial Services Agency announced related guidelines for the financial services sector in December 2004.

Law concerning Protection of Depositors from Illegal Withdrawals Made by Counterfeit or Stolen Cards.    This law became effective in February 2006, and requires financial institutions to establish internal systems to prevent illegal withdrawals of deposits made using counterfeit or stolen bank cards. The law also requires financial institutions to compensate depositors for any amount illegally withdrawn using counterfeit bank cards, unless the financial institution can verify that it acted in good faith without negligence, and there is gross negligence on the part of the relevant account holder.

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

Proposed government reforms to restrict maximum interest rates on consumer lending business.    The Japanese government is implementing regulatory reforms affecting the consumer lending industry. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Law Concerning Acceptance of Investment, Cash Deposit and Interest Rate etc., which is currently 29.2% per annum, to 20% per annum. Currently, consumer finance companies are able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law provided that they satisfy certain conditions set forth in the Law Concerning Lending Business. Accordingly, BTMU’s consumer finance subsidiaries and equity method investees offer loans at interest rates above the Interest Rate Restriction Law. This so-called “gray-zone interest” will be abolished as well. Such reduction in the maximum permissible interest rate will be implemented before mid-2010. Under the reforms, all interest rates will be subject to the lower limits (15-20% per annum) imposed by the Interest Rate Restriction Law, which will compel, or has already compelled lending institutions to lower the interest rates they charge borrowers.

In addition, currently, consumer finance companies that satisfy certain conditions are able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law. Recently, the Supreme Court of Japan passed decisions concerning interest exceeding the limits stipulated by the Interest Rate Restriction Law, and the business environment for consumer finance companies in Japan has been altered in favor of borrowers. Due to such environmental changes, borrowers’ demands for reimbursement of such excess interest that they have once paid to the consumer finance companies have continued to be significantly high. Furthermore, new regulations that are scheduled to be effective before mid-2010 are expected to require, among other things, consumer finance companies to review the repayment capability of borrowers before lending, thereby limiting the amount of borrowing available to individual borrowers.

United States

As a result of our operations in the United States, we are subject to extensive US federal and state supervision and regulation.

Overall supervision and regulation.    We are subject to supervision, regulation and examination with respect to our US operations, by the Board of Governors of the Federal Reserve System, or FRB, pursuant to the US Bank Holding Company Act of 1956, as amended, or BHCA, because we are a bank holding company, or BHC, and the International Banking Act of 1978, or IBA, because we are a foreign banking organization, or FBO.

The FRB functions as our “umbrella” supervisor under amendments to the BHCA effected by the Gramm-Leach-Bliley Act of 1999, or GLBA, which among other things:

•	prohibited further expansion of the types of activities in which bank holding companies, acting directly or through nonbank subsidiaries, may engage;

•

authorized qualifying bank holding companies to opt to become “financial holding companies,” (each a “FHC”) and thereby acquire the authority to engage in an expanded list of activities, including merchant banking, insurance underwriting and a full range of securities activities; and

•

modified the role of the Federal Reserve Board by specifying new relationships between the Federal Reserve Board and the functional regulators of nonbank subsidiaries of both bank holding companies and financial holding companies.

We have not elected to become a financial holding company.

Applicable U.S. banking laws generally prohibit a BHC or FBO that maintains branches or agencies in the United States from, directly or indirectly, acquiring more than 5% of the voting shares of any company engaged in nonbanking activities in the United States unless that BHC or FBO has elected to become a FHC or the FRB has determined, by order or regulation, that such nonbanking activities are so closely related to banking as to be a proper incident thereto and has granted its approval to the BHC or FBO for such an acquisition. These laws also require such BHC or FBO to obtain the prior approval of an appropriate federal banking authority before acquiring, directly or indirectly, the ownership of more than 5% of the voting shares or control of any US bank or BHC. In addition, under the BHCA, a US bank or a US branch or agency of a FBO is prohibited from engaging in various tying arrangements involving it or its affiliates in connection with any extension of credit, sale or lease of any property or provision of any services.

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

The IBA provides, among other things, that the FRB may examine US branches and agencies of foreign banks, and that each such branch and agency shall be subject to on-site examination by the appropriate federal or state bank supervisor as frequently as would a U.S. bank. The IBA also provides that if the FRB determines the FBO is not subject to comprehensive supervision or regulation on a consolidated basis by the appropriate authorities in its home country, or if there is reasonable cause to believe that the FBO or its affiliate has committed a violation of law or engaged in an unsafe or unsound banking practice in the United States, the Federal Reserve Board may order the foreign bank to terminate activities conducted at a branch or agency in the United States.

FBO US branches and agencies must be licensed, and are also supervised and regulated by a state or by the Office of the Comptroller of the Currency, or OCC, the federal regulator of national banks. All of our branches and agencies in the United States are state-licensed. Under US federal banking laws, state-licensed branches and agencies of foreign banks may engage only in activities that would be permissible for their federally-licensed counterparts, unless the FRB determines that the additional activity is consistent with sound practices. US federal banking laws also subject state-licensed branches and agencies to the single-borrower lending limits that apply to federal branches and agencies, which generally are the same as the lending limits applicable to national banks. However, local lending limit laws of the state in which an office is located will control, if they are more restrictive. In all cases, these limits are calculated based on the entire bank’s capital.

As an example of state supervision, our branch in New York is licensed by the New York State Superintendent of Banks, or the Superintendent, pursuant to the New York Banking Law. Under the New York Banking Law and the Superintendent’s Regulations, we must maintain with banks in the State of New York eligible assets as defined and in amounts determined by the Superintendent. The New York branch must also submit written reports concerning its assets and liabilities and other matters, to the extent required by the Superintendent, and is examined at periodic intervals by the New York State Banking Department. In addition, the Superintendent is authorized to take possession of our business and property located in New York whenever events specified in the New York Banking Law occur.

US subsidiary banks.    We own and control two US banks.

•	Bank of Tokyo-Mitsubishi UFJ Trust Company, New York, New York, or BTMUT.

•	UBOC through our subsidiary, UNBC, which is a registered bank holding company.

BTMUT is chartered by the State of New York and is subject to the supervision, examination and regulatory authority of the Superintendent pursuant to the New York Banking Law. UBOC is a national bank chartered by, and subject to the supervision, examination and regulatory authority of, the OCC pursuant to the National Bank Act.

The Federal Deposit Insurance Corporation, or FDIC, is the primary federal agency responsible for the supervision, examination and regulation of BTMUT. The FDIC may take enforcement action, including the issuance of prohibitive and affirmative orders, if it determines that a financial institution under its supervision has engaged in unsafe or unsound banking practices, or has committed violations of applicable laws or regulations. The FDIC insures the deposits of both BTMUT and UBOC. In the event of the irreparable financial degradation of an FDIC-insured bank or the occurrence of certain other substantial adverse events impacting such bank, the FDIC is virtually certain to be appointed as receiver, and would resolve the bank’s affairs consistent with the powers conferred under the Federal Deposit Insurance Act. Moreover, an FDIC-insured institution that is affiliated with a bank subject to FDIC receivership can be required to indemnify the FDIC for losses resulting from that receivership, even if this causes the affiliated FDIC-insured bank to also become subject to FDIC receivership. In the liquidation or other resolution of a failed FDIC-insured bank, the repayment of claims arising from deposits in its US offices, and other claims for administrative expenses and employee compensation, are afforded priority over other general unsecured claims, including claims arising from deposits in the same bank’s offices located outside the US, non-deposit obligations relating to all bank offices’ conduct of business and obligations to a parent company. Moreover, under longstanding FRB policy, a BHC is expected to act as a source of financial strength for its subsidiary banks and, to the extent it is able to do so, commit resources necessary to support the ongoing conduct of business by those banks.

Bank capital requirements and capital distributions.    Our US banking subsidiaries, BTMUT and UBOC, and UNBC, our US subsidiary bank holding company, are subject to applicable risk-based and leverage capital guidelines issued by US regulators for banks and bank holding companies. All of our US subsidiary banks are “well capitalized” under those guidelines as they apply to banks, and our US subsidiary bank holding company exceeds all minimum regulatory capital requirements applicable to domestic bank holding companies. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, provides, among other things, for expanded regulation of insured depository institutions, including banks, and their parent holding companies. As required by FDICIA, the federal banking agencies have established five capital tiers ranging from “well capitalized” to “critically undercapitalized” for each entity. As an entity’s capital position deteriorates, the federal banking regulators may take progressively stronger actions, such as further restricting affiliate transactions, activities, asset growth or interest payments. In addition, FDICIA generally prohibits an insured depository institution from making capital distributions, including the payment of dividends, or the payment of any management fee to its holding company if the insured depository institution would subsequently become “undercapitalized”.

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

Other regulated US subsidiaries.    Our non-bank subsidiaries that engage in securities-related activities in the United States are regulated by appropriate functional regulators, such as the Securities and Exchange Commission (“SEC”), any self-regulatory organizations of which they are members, and the appropriate state regulatory agencies. These non-bank subsidiaries are required to meet separate minimum capital standards as imposed by those regulatory authorities.

The GLBA removed almost all of the pre-existing statutory barriers to affiliations between commercial banks and securities firms by repealing Sections 20 and 32 of the Glass-Steagall Act. At the same time, however, the so-called GLBA “push-out” provisions narrowed the exclusion of banks, including the US branches of foreign banks, from the definitions of “broker” and “dealer” under the Securities Exchange Act of 1934, potentially requiring all such banks to transfer some formerly excluded securities activities they conducted to broker-dealers. The SEC has issued rules regarding the push-out of “dealer” functions that became effective on September 30, 2003 has issued rules regarding the push-out requirements for “broker” functions that became effective on September 28, 2007. The rules must be complied with on the first day of each banks’ fiscal year commencing after September 30, 2008. At this time, we do not believe that these push-out rules as adopted will have a significant impact on our business as currently conducted in the United States.

Anti-Money Laundering Initiatives and the USA PATRIOT Act.    A major focus of US governmental policy relating to financial institutions in recent years has been aimed at preventing money laundering and terrorist financing. The USA PATRIOT Act of 2001 substantially broadened the scope of US anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties, and expanding the extra-territorial application of those legal authorities. The US Department of the Treasury has issued a number of implementing regulations that impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, and to verify the identity of their customers. In addition, the bank regulatory agencies carefully scrutinize the adequacy of an institution’s policies, procedures and controls. As a result, there has been an increased number of regulatory sanctions and law enforcement authorities have been taking a more active role. Failure of a financial institution to maintain and implement adequate policies, procedures and controls to prevent money laundering and terrorist financing could in some cases have serious legal and reputational consequences for the institution, including the incurring of expenses to enhance the relevant programs, the imposition of limitations on the scope of their operations, and the imposition of fines and other monetary penalties.

Recent Regulatory Actions.    In December 2006, MUFG and BTMU entered into a written agreement with the Federal Reserve Banks of San Francisco and New York and the New York State Banking Department, and BTMUT consented to an Order to Cease and Desist issued by the FDIC and the New York State Banking Department, to strengthen the compliance framework of BTMU, its New York Branch and BTMUT, respectively, for preventing anti-money laundering. As a result of the written agreement and the consent to the Order to Cease and Desist, we are required, among other things, to implement corrective measures, submit periodic progress reports to the authorities, and take other actions.

Separately, on September 14, 2007, UBOC agreed to a Consent Order and payment of a civil money penalty of $10.0 million assessed concurrently by the OCC and US Financial Crimes Enforcement Network relating to its Bank Secrecy Act Anti-Money Laundering compliance controls and processes. On September 17, 2007, UBOC also entered into a deferred prosecution agreement with the US Department of Justice under which UBOC agreed to a payment of $21.6 million and the government agreed to defer prosecution of a Bank Secrecy Act Program violation primarily related to UBOC’s discontinued international banking business and to dismiss prosecution if UBOC meets the conditions of the deferred prosecution agreement, including complying with the OCC Consent Order for one year.

In October 2004, Union Bank of California International, or UBOCI, a UNBC subsidiary, entered into a written agreement with the Federal Reserve Bank of New York relating to its anti-money laundering controls and processes. With the liquidation of UBOCI in March 2007, the written agreement is no longer effective.

The SEC is also currently conducting an inquiry regarding marketing and distribution practices of mutual funds managed by a UBOC subsidiary. Neither we nor UNBC can be certain at this time as to the final results of that inquiry.

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

Set forth below is a list of our principal consolidated subsidiaries at March 31, 2008:

Name	Country of incorporation	Proportion of ownership interest (%)	Proportion of voting interest (%)
Mitsubishi UFJ NICOS Co., Ltd.(1)	Japan	47.25	47.29
The Senshu Bank, Ltd.	Japan	67.87	68.03
NBL Co., Ltd.	Japan	89.74	89.74
Kabu.com Securities Co., Ltd.	Japan	41.14	41.14
BOT Lease Co., Ltd.	Japan	17.57	17.57
Mitsubishi UFJ Factors Limited	Japan	82.65	82.65
Mitsubishi UFJ Research and Consulting Ltd.	Japan	49.56	49.56
MU Frontier Servicer Co., Ltd.	Japan	94.44	94.44
Tokyo Associates Finance Corporation	Japan	100.00	100.00
MU Business Engineering, Ltd.	Japan	100.00	100.00
Tokyo Credit Services, Ltd.	Japan	72.00	72.00
UnionBanCal Corporation(2)	USA	65.40	65.40
Bank of Tokyo-Mitsubishi UFJ Trust Company(3)	USA	100.00	100.00
BTMU Capital Corporation	USA	100.00	100.00
BTMU Leasing & Finance, Inc.	USA	100.00	100.00
Bank of Tokyo-Mitsubishi UFJ (Mexico) S.A.	Mexico	100.00	100.00
Bank of Tokyo-Mitsubishi UFJ (Canada)	Canada	100.00	100.00
Banco de Tokyo-Mitsubishi UFJ Brasil S/A	Brazil	98.97	98.97
Bank of Tokyo-Mitsubishi UFJ (Holland) N.V.	Netherlands	100.00	100.00
BTMU Lease (Deutschland) GmbH.	Germany	100.00	100.00
Bank of Tokyo-Mitsubishi UFJ (Polska) S.A.	Poland	100.00	100.00
ZAO Bank of Tokyo-Mitsubishi UFJ (Eurasia)	Russia	100.00	100.00
Bank of Tokyo-Mitsubishi UFJ (China), Ltd.	China	100.00	100.00
BTMU Participation (Thailand) Co., Ltd.	Thailand	24.49	24.49
Bank of Tokyo-Mitsubishi UFJ (Malaysia) Berhad	Malaysia	100.00	100.00
PT U Finance Indonesia	Indonesia	95.00	95.00
PT UFJ-BRI Finance	Indonesia	55.00	55.00

(1)	Mitsubishi UFJ NICOS Co., Ltd. became a wholly owned subsidiary of MUFG, through a share exchange that became effective on August 1, 2008.
(2)	On August 29, 2008, we commenced a cash tender offer for the all of the outstanding common stock of UnionBanCal Corporation not held by us. For further information, see Item 5. Operating and Financial Review and Prospects – Recent Developments.
(3)	The U.S. custody related business and securities lending related business that were performed by Bank of Tokyo-Mitsubishi UFJ Trust Company are being transferred to Mitsubishi UFJ Trust & Banking Corporation (U.S.A.) and Mitsubishi UFJ Trust International Limited, which are wholly owned subsidiaries of MUTB. This transfer is expected to be completed during the second quarter of the fiscal year ending March 31, 2009.

D.    Property, Plants and Equipment

The following table presents our premises and equipment at cost as of March 31, 2007 and 2008:

	At March 31
	2007	2008
	(in millions)
Land	312,708	296,775
Buildings	418,571	431,874
Equipment and furniture	542,939	555,239
Leasehold improvements	304,918	312,932
Construction in progress	12,204	6,496

Total	1,591,340	1,603,316
Less accumulated depreciation	695,460	774,555

Premises and equipment—net	895,880	828,761

Our head office is located at 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, and comprises 1,308,675 square feet of office space. At March 31, 2008, we conducted our banking operations either in our owned premises or in leased properties.

The following table presents the areas and book values of our material office and other properties at March 31, 2008:

	Area	Book value
	(in thousands of square feet)	(in millions)
Owned land	17,613	¥296,775
Leased land	1,856	—
Owned buildings	23,994	195,600
Leased buildings	12,373	—

Our owned buildings and land are primarily used by our branches. Most of the buildings and land owned by us are free from material encumbrances, except as described below.

In March 1999, we sold to Mitsubishi Estate, Co., Ltd., or Mitsubishi Estate, a 50% undivided interest in the buildings and land comprising our head office and Nihonbashi office and at the same time, entered into an agreement to lease back from the buyer the 50% undivided interests of the buildings sold for a period of seven years. We accounted for these transactions as financing agreements. On August 31, 2005, we bought back the aforementioned buildings and land from Mitsubishi Estate. For further information, see note 9 to our consolidated financial statements.

During the fiscal year ended March 31, 2008, we invested approximately ¥162.8 billion primarily for office renovations and purchases of furniture and equipment.

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

The results for the fiscal year ended March 31, 2006 reflect the pre-merger results of The Bank of Tokyo-Mitsubishi, Ltd. and its subsidiaries, or the BTM Group, for the six months ended September 30, 2005 and the post-merger results of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its subsidiaries, or the BTMU Group, for the six months ended March 31, 2006.

	Fiscal years ended March 31,
	2006	2007	2008
	(in billions)
Net interest income	¥1,520.5	¥2,165.1	¥2,114.5
Provision for credit losses	163.4	341.6	407.2
Non-interest income	556.8	1,220.5	1,213.6
Non-interest expense	1,616.8	2,172.0	2,886.9
Net income (loss)	228.8	460.9	(458.1)
Total assets (at end of period)	158,825.7	153,605.2	152,079.2

Our revenues consist of net interest income and non-interest income.

Net interest income is a function of:

•	the amount of interest-earning assets,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Non-interest income consists of:

•	fees and commissions, including
•	trust fees,
•	fees on funds transfer and service charges for collections,
•	fees and commissions on international business,
•	fees and commissions on credit card business,
•	service charges on deposits,
•	fees and commissions on securities business,
•	insurance commissions,
•	guarantee fees,
•	fees on investment funds business, and
•	other fees and commissions;

•

foreign exchange gains (losses)—net, which primarily include net gains (losses) on currency derivative instruments entered into for trading purposes and transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies;

•	trading account profits (losses)—net, which primarily include net profits (losses) on trading account securities and interest rate derivative contracts entered into for trading purposes;

•	investment securities gains (losses)—net, which primarily include net gains (losses) on sales and impairment losses on securities available for sale;

•	equity in earnings (losses) of equity method investees;

•	gains on sales of loans; and

•	other non-interest income.

Provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management.

Merger of BTM with UFJ Bank to Form BTMU

On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc., or MTFG, merged with UFJ Holdings, Inc., to form MUFG. At the same time, their respective trust banking and securities companies merged to form Mitsubishi UFJ Trust and Banking Corp., or MUTB, and Mitsubishi UFJ Securities Co., Ltd. Subsequently, BTM and UFJ Bank Ltd., or UFJ Bank, merged to form BTMU on January 1, 2006. As part of our integration process, we are currently undertaking a significant project to fully integrate the IT systems of the two banks.

Because BTM and UFJ Bank became subject to common control under MUFG as of October 1, 2005, the two banks were accounted for as having completed their merger as of that date. The merger of BTM with UFJ Bank was accounted for under the purchase method of accounting, and the assets and liabilities of the UFJ Bank and its subsidiaries, or the UFJ Bank Group, were recorded at fair value as of October 1, 2005. The purchase price of the UFJ Bank Group amounted to ¥4,628.0 billion, of which ¥4,626.0 billion was recorded in capital surplus relating to the merger with UFJ Bank and the direct acquisition costs of ¥2.0 billion were included in the purchase price. Shareholder’s equity of the UFJ Bank Group was ¥2,738.9 billion and the goodwill relating to the merger with UFJ Bank was ¥1,701.0 billion.

In the fiscal year ended March 31, 2008, we recorded an impairment of goodwill of ¥816.3 billion due to the recent global financial market instability that negatively affected the fair value of our reporting units for the purposes of our impairment testing. For further information, see Notes 2 and 10 to our consolidated financial statements included elsewhere in this Annual Report.

Recent Developments

Merger of UFJ NICOS and DC Card

On April 1, 2007, UFJ NICOS Co., Ltd. and DC Card Co., Ltd., our credit card subsidiaries, merged to become Mitsubishi UFJ NICOS Co., Ltd. The objective of the merger was to combine UFJ NICOS’ large and extensive network, reputation and product development capabilities with DC Card’s co-branding relationships with and acceptance of regional cards.

Share Exchange Transaction to Make Mitsubishi UFJ NICOS a Wholly Owned Subsidiary of MUFG

In November 2007, MUFG acquired ¥120 billion of newly issued shares of Mitsubishi UFJ NICOS common stock, thereby decreasing our shareholding to approximately 47% of Mitsubishi UFJ NICOS’ total issued shares. However, because our relationship with Mitsubishi UFJ NICOS provided us with controlling financial interest in Mitsubishi UFJ NICOS, it was continued to be accounted for as our consolidated subsidiary as of March 31, 2008.

On May 28, 2008, MUFG and Mitsubishi UFJ NICOS entered into a share exchange agreement. The share exchange ratios were set at 0.37 shares of MUFG common stock to one share of Mitsubishi UFJ NICOS common stock and at 1.39 shares of MUFG common stock to one share of Mitsubishi UFJ NICOS Class 1 Stock. Through a share exchange that became effective on August 1, 2008, pursuant to this agreement, Mitsubishi UFJ NICOS, our former consolidated subsidiary, became a wholly owned subsidiary of MUFG.

Business and Capital Alliance with JACCS

In September 2007, we entered into a basic agreement with MUFG, Mitsubishi UFJ NICOS and JACCS Co., Ltd. with respect to a business and capital alliance. As part of the basic agreement, Mitsubishi UFJ NICOS transferred its installment credit sales business, automobile loan business and automobile leasing business to JACCS on April 1, 2008. In addition to transferring installment credit sale contracts, Mitsubishi UFJ NICOS transferred approximately 340 personnel and five business offices to JACCS. At the same time, we, together with MUFG and Mitsubishi UFJ NICOS, formed a business alliance with JACCS with respect to credit card related operations, installment credit sales business, settlement operations and housing loan related operations. In addition, we acquired approximately ¥9.0 billion of newly issued common shares of JACCS on March 17, 2008. As a result of the acquisition of the additional JACCS shares, we own approximately 20% of the voting rights in JACCS and, accordingly, JACCS became our equity method investee.

Establishment of BTMU China as a Local Subsidiary

On June 28, 2007, we established a wholly owned local subsidiary, Bank of Tokyo-Mitsubishi UFJ (China), Ltd., or BTMU China, and on July 1, 2007, transferred our 6 branches and 2 sub-branches already located in China to the new company. With the establishment of the Guangzhou Branch in March 2008, BTMU China now has a network of 7 branches and 2 sub-branches in the country. Combined with our 2 representative offices, we now have a local network of 11 locations in China from which we plan to fulfill a diverse range of customer needs.

Reorganization of Our Custody Business

On April 2, 2007, MUTB acquired 70% of the shares of our wholly owned subsidiary, Bank of Tokyo-Mitsubishi UFJ (Luxembourg) S.A., which became a subsidiary of MUTB and was renamed Mitsubishi UFJ Global Custody S.A. Moreover, the US custody related business and securities lending related business that were performed by Bank of Tokyo-Mitsubishi UFJ Trust Company (New York, U.S.A.), our wholly owned subsidiary, are now being transferred to Mitsubishi UFJ Trust & Banking Corporation (U.S.A) and Mitsubishi UFJ Trust International Limited, which are wholly owned subsidiaries of MUTB located in New York, U.S.A. and London, U.K., respectively. This process is expected to be completed during the second quarter of the fiscal year ending March 31, 2009.

In April 2008, Mitsubishi UFJ Global Custody Japan Limited, a wholly owned subsidiary of Mitsubishi UFJ Global Custody S.A., commenced operations in order to meet the diverse needs of Japanese customers. Through this new company, we intend to provide global custody services to new customers as well as our current customers.

Rationalization of Corporate Outlets of MUTB

On August 29, 2007, MUFG, MUTB and we resolved to transfer a part of MUTB’s corporate lending business conducted at nine of MUTB’s outlets to us on November 12, 2007. In consideration of this transfer, we issued 1,000,000 shares of Class 6 Preferred Stock to MUTB.

JALCARD Share Transfer and Business Partnership

In May 2008, we reached an agreement with Japan Airlines International Co., Ltd., or JALI, a subsidiary of the Japan Airlines Corporation, on the transfer to us of 49.375% of the issued shares of JALCARD Inc., a wholly owned subsidiary of JALI, effective on July 1, 2008. As part of the agreement, JALI, JALCARD, Mitsubishi UFJ NICOS, JCB Co., Ltd. and we agreed on a business partnership relating to our credit card operations.

kabu.com Securities Became a Consolidated Subsidiary

To strengthen the retail online securities business and enhance comprehensive Internet-based financial services, we acquired approximately 20% ownership of kabu.com Securities Co., Ltd., a retail online securities company in Japan through tender offers implemented in April and December 2007. Moreover, we acquired additional shares of kabu.com Securities held by the MUFG Group, resulting in the increase of our ownership to approximately 41%. In addition to our increased record ownership of voting stock of kabu.com Securities, our relationship with kabu.com Securities provides us with controlling financial interest equivalent to majority ownership of voting stock. As a result, kabu.com Securities, our former equity method investee, became our consolidated subsidiary.

Basic Agreement on Integration between Bank of Ikeda and Senshu Bank

On May 30, 2008, we signed a basic agreement with the Senshu Bank Ltd., our regional bank subsidiary headquartered in Osaka and the Bank of Ikeda Ltd., another regional bank headquartered in Osaka, concerning the planned business integration between the two regional banks. Senshu Bank and Bank of Ikeda are planning to establish a new company on April 1, 2009 after the execution of a definitive agreement, which is expected to occur by November 28, 2008. As of March 31, 2008, we owned 3.43% of the outstanding common shares and ¥30.0 billion of non-convertible preferred shares of Bank of Ikeda.

New Mobile Internet Banking Service

On June 17, 2008, Jibun Bank Corporation, a new mobile internet bank co-founded by us and KDDI CORPORATION, acquired a banking business license. Jibun Bank started to receive orders for opening bank accounts on July 17, 2008 and currently provides banking services such as ordinary accounts, fixed term deposits and fund transfers via mobile phone.

Commencement of a Cash Tender Offer to Acquire All Publicly Held Shares of UNBC

On August 18, 2008, we entered into a merger agreement with UnionBanCal Corporation, or UNBC, in which we hold approximately 65% of the outstanding common shares. In accordance with the merger agreement, on August 29, 2008, we commenced a tender offer to acquire all of the shares of UNBC’s common stock not owned by us for US$73.50 per share in cash. The tender offer will expire on September 26, 2008, unless it is extended. Under the merger agreement, the consummation of the tender offer is expected to be followed by a merger in which any share of UNBC not tendered through the tender offer will be acquired at the same price in cash, subject to customary appraisal rights. The tender offer and the subsequent merger are not subject to a financing condition and do not require Japanese or US bank regulatory or antitrust approval. Upon completion of the merger, UNBC will become our wholly owned subsidiary.

We estimate the total funds required to complete the acquisition of UNBC to be approximately US$3.5 billion. We intend to use cash on hand to fund the acquisition.

Effects of Recent Global Financial Market Instability

The recent global market instability since the second half of 2007 originating primarily from disruptions in the US residential mortgage market has negatively affected our investment portfolio. We continue to hold assets that may decline in value or that may otherwise lead to further losses, and the amount of assets exposed to such risk may increase in the future depending on market conditions and other factors. As of March 31, 2008, the estimated fair value of our securities available for sale was ¥27.3 trillion for debt securities and ¥5.1 trillion for marketable equity securities. Net investment securities losses for the fiscal year ended March 31, 2008 was ¥1.18 trillion, compared to ¥0.17 trillion in net investment securities gains for the previous fiscal year. This change mainly reflected the impairment losses of ¥0.25 trillion on marketable equity securities available for sale and ¥1.03 trillion on debt securities available for sale. The impairment losses on debt securities were mainly due to the effect of changes in exchange rates on foreign currency transactions amounting to ¥0.76 trillion. For a detailed discussion of our investment portfolio as of March 31, 2008, see “—A. Operating Results—Results of Operations—Net investment securities gains (losses)” and “—B. Financial Condition—Investment Portfolio” below.

The recent global financial market instability has also negatively affected our goodwill. In the fiscal year ended March 31, 2008, we recorded an impairment of goodwill of ¥816.3 billion. This impairment in goodwill was due to, among other factors, the recent global financial market instability which negatively impacted the fair value of our reporting units for purposes of our periodic testing of goodwill for impairment. For a more detailed discussion of our goodwill as of March 31, 2008, see “—Critical Accounting Estimates—Accounting for Goodwill and Intangible Assets” and “—A. Operating Results—Results of Operations—Non-Interest Expense” below.

Filing of a Bankruptcy Petition by Lehman Brothers Holdings

On September 15, 2008, Lehman Brothers Holdings Inc., or LBHI, filed a petition under Chapter 11 of the US Bankruptcy Code with the US Bankruptcy Court for the Southern District of New York. We determined that the filing by LBHI was attributable to the deterioration of the asset-backed securitization products market and residential mortgage market in the United States subsequent to March 31, 2008, and did not reflect the impact of LBHI’s bankruptcy on the accompanying consolidated financial statements for the fiscal year ended March 31, 2008. Although the impact of these developments is currently being reviewed, we estimate that these developments will adversely affect income from continuing operations before income tax expense for the fiscal year ending March 31, 2009 by approximately ¥20 to ¥30 billion.

Stock-Based Compensation Plans

As part of our compensation structure, in December 2007, our directors, corporate auditors and officers were allotted an aggregate of 15,908 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per common share. The stock acquisition rights were subject to a one-year vesting period. The rights are exercisable until December 5, 2037, but only after the date on which a grantee’s service to BTMU as a director, corporate auditor or officer terminates. The fair value of each stock acquisition right was ¥103,200.

As part of our compensation structure, in July 2008, our directors, corporate auditors and officers were allotted an aggregate of 16,955 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per common share. The stock acquisition rights are subject to a one-year vesting period. The rights are exercisable until July 14, 2038, but only after the date on which a grantee’s service to BTMU as a director, corporate auditor or officer terminates. The fair value of each stock acquisition right was ¥92,300.

For more information on the stock-based compensation plans, see “Item 6.B. Compensation,” “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions” and Note 31 to our consolidated financial statements included elsewhere in this Annual Report.

Issuance of Preferred Securities by Special Purpose Companies

In order to enhance the flexibility of our capital management, in December 2007, BTMU Preferred Capital 6 Limited, a special purpose company established in the Cayman Islands, issued ¥150 billion in non-cumulative and non-dilutive perpetual preferred securities to MUFG Capital Finance 6 Limited, a special purpose company established in the Cayman Islands, which then issued ¥150 billion in non-cumulative and non-dilutive perpetual preferred securities in an offering targeting Japanese institutional investors.

These preferred securities were reflected in our Tier I capital as of March 31, 2008, under the BIS capital adequacy requirements, which is calculated primarily from our Japanese GAAP financial information. However, for accounting purposes under US GAAP, because those special purpose companies are not consolidated entities, the loans, which are made to us from the proceeds from the preferred securities issued by the special purpose company, are presented as long-term debt on our consolidated balance sheet as of March 31, 2008.

Also, in September 2008, BTMU Preferred Capital 7 Limited, a special purpose company established in the Cayman Islands, issued ¥122 billion in non-cumulative and non-dilutive perpetual preferred securities to MUFG Capital Finance 7 Limited, a special purpose company established in the Cayman Islands, which then issued ¥222 billion in non-cumulative and non-dilutive perpetual preferred securities in an offering targeting Japanese institutional investors. These securities are also accounted for as part of our Tier I capital.

Redemption of Global Senior Subordinated Notes

In order to enhance the flexibility of our capital management, from February 2008 to March 2008, we redeemed in total approximately US$65.3 million of Global Senior Subordinated Notes. A portion of the subordinated debt was previously accounted for as part of our Tier II capital.

Redemption of Preferred Securities Issued by a Special Purpose Company

In June 2008, Tokai Preferred Capital Company L.L.C., a special purpose company established in Delaware, redeemed in total US$1 billion of non-cumulative and non-dilutive perpetual preferred securities. These securities were previously accounted for as part of our Tier I capital.

Business Environment

We engage in a broad range of financial operations, including commercial banking, investment banking, asset management and securities-related businesses, and provide related services to individuals primarily in Japan and the United States, and to corporate customers around the world. Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	general economic conditions;

•	interest rates;

•	currency exchange rates; and

•	stock and real estate prices.

Economic Environment in Japan

The Japanese economy showed a moderate slowdown, partly offset by Japan’s continuous strong exports to emerging countries. However, private consumption grew at a sluggish pace due to the weakness of wage growth. Towards the end of the fiscal year ended March 31, 2008, business confidence rapidly worsened and uncertainty increased about a corporate performance downturn because of a slowdown in overseas economies as well as a steep rise in the price of raw materials and oil prices. The rate of increase in the consumer price index accelerated towards the end of the fiscal year ended March 31, 2008 mainly due to soaring oil prices.

The Bank of Japan kept its uncollateralized overnight call rate target unchanged at 0.5% from the prior year. Although long-term interest rates rose in June, they have been on a downward trend with some fluctuations. As of mid-September 2008, the uncollateralized overnight call rate target was around 0.5% and the yield on ten-year Japanese government bonds was around 1.5%. The following chart shows the interest rate trends in Japan since April 2006:

Regarding the Japanese stock market, the Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, declined from ¥17,287.65 at March 30, 2007 to ¥12,525.54 at March 31, 2008. As for the Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, the index declined from 1,713.61 at March 30, 2007 to 1,212.96 at March 31, 2008, mainly due to a slowdown of the Japanese economy and the uncertainty of the overseas economies. As of mid-September 2008, the Nikkei Stock Average was around ¥11,700 and TOPIX was around 1,120. The following chart shows the daily closing price of the Nikkei Stock Average since April 2006.

In the foreign exchange markets, the Japanese yen/US dollar foreign exchange rate was around ¥118 to US$1 at the beginning of April 2007, and the yen generally continued to appreciate during the year and broke ¥100 to US$1 in March 2008. Thereafter, the Japanese yen depreciated slightly to around ¥100 to ¥110 to US$1 and, as of mid-September 2008, the Japanese yen/US dollar foreign exchange rate was around ¥105 to US$1. Against the Euro, the Japanese yen was traded in a range of approximately between ¥157 and ¥168 during the fiscal year ended March 31, 2008, and finished around ¥157 to the Euro at the end of March 2008. As of mid-September 2008, the Japanese yen/Euro foreign exchange rate was around ¥150 to the Euro. The following chart shows the foreign exchange rates expressed in Japanese yen per US dollar since April 2006:

Based on the average official land prices set by the government, average land prices in Japan as of January 1, 2008 increased for two years in a row after a consecutive 16-year decline that ended in 2006. Nationwide residential land prices and land prices for commercial properties as of January 1, 2008 rose by 1.3% and 3.8%, respectively, compared to January 1, 2007. In the three major metropolitan areas, Tokyo, Osaka and Nagoya, residential land prices on average rose by 4.3% over the last two years starting in January 1, 2006, and commercial properties rose by 10.4% over the last three years starting in January 1, 2005. On the other hand, in the local regions of Japan, which consist of regions other than the major metropolitan areas, residential land prices on average declined by 1.8%, and commercial properties declined by 1.4%, for four years in a row after January 1, 2004.

According to Teikoku Databank, a Japanese research institution, the number of companies who filed for legal bankruptcy in Japan between April 2007 and March 2008 was approximately 11,300, an increase of approximately 18% from the previous fiscal year, mainly due to an increase in legal bankruptcies of small sized companies, especially in construction, retail, and service sectors. Similarly, the aggregate amount of liabilities subject to bankruptcy filings for the same period was approximately ¥5.5 trillion, an increase of approximately 5% from the previous fiscal year, owing to an increase in the number of bankruptcy filings and a large-scale real estate related bankruptcy.

International Financial Markets

With respect to the international financial and economic environment for the fiscal year ended March 31, 2008, uncertainty about the outlook for overseas economies, especially the United States economy, significantly increased. The US economy has further decelerated since the beginning of 2008 due to the turmoil in the financial markets triggered by the collapse of the residential mortgage market which has resulted in reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the United States. Meanwhile, the European economy has shown clear signs of slowdown. In contrast, economies of the emerging countries, such as the Chinese economy, sustained high growth.

In the United States, the target for the federal funds rate has been lowered by 3.0 percentage points to 2.25% in total since last fall in response to the deteriorating market conditions until March 2008, and was further lowered to 2.00% in April 2008. In the EU, the European Central Bank kept its key interest rate unchanged at 4.0% due to the strong concern about inflation in Europe until March 2008, and raised it 0.25 percentage points to 4.25% in July 2008.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with US GAAP. Many of the accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. The notes to our consolidated financial statements included elsewhere in this Annual Report provide a summary of our significant accounting policies. The following is a summary of the critical accounting estimates:

Allowance for Credit Losses

The allowance for credit losses represents management’s estimate of probable losses in our loan portfolio. The evaluation process, including credit-ratings and self-assessments, involves a number of estimates and judgments. The allowance is based on two principles of accounting: (1) SFAS No. 5, “Accounting for Contingencies,” which requires that losses be accrued when they are probable of occurring and can be estimated; and (2) SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures,” which require that losses be accrued based on the difference between the loan balance, on the one hand, and the present value of expected future cash flows discounted at the loan’s effective interest rate and the fair value of collateral or the loan’s observable market value, on the other hand.

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

The allowance for specifically identified problem loans, which represent large-balance, non-homogeneous loans that have been individually determined to be impaired, is calculated by using various techniques to arrive at an estimate of loss. Historical loss information, discounted cash flows, fair value of collateral and secondary market information are all used to estimate those losses.

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

Our actual losses could be more or less than the estimates. The unallocated allowance captures losses that are attributable to various economic events, industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in the allocated allowance. For further information regarding our allowance for credit losses, see “—B. Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

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

Impairment of Investment Securities

US GAAP requires the recognition in earnings of an impairment loss on investment securities for a decline in fair value that is other than temporary. Determination of whether a decline is other than temporary often involves estimating the outcome of future events. Management judgment is required in determining whether factors exist that indicate that an impairment loss has been incurred at the balance sheet date. These judgments are based on subjective as well as objective factors. We conduct a review semi-annually to identify and evaluate investment securities that have indications of possible impairment. The assessment of other than temporary impairment requires judgment and therefore can have an impact on the results of operations. Impairment is evaluated considering various factors, and their significance varies from case to case.

Debt and marketable equity securities.    In determining whether a decline in fair value below cost is other than temporary for a particular security, we generally consider factors such as the ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery in fair value. In addition, indicators of an other than temporary decline for both debt and marketable equity securities include, but are not limited to, the extent of decline in fair value below cost and the length of time that the decline in fair value below cost has continued. If a decline in fair value below cost is 20% or more or has continued for six months or more, we generally deem such decline as an indicator of an other than temporary decline. We also consider the current financial condition and near-term prospects of issuers primarily based on the credit standing of the issuers as determined by our credit rating system.

Certain securities held by us and our certain other subsidiaries, which primarily consist of debt securities issued by the Japanese national government and generally considered to be of minimal credit risk, were determined not to be impaired in some cases, on the basis of the respective entity’s ability and positive intent to hold such securities to maturity.

The determination of other than temporary impairment for certain securities held by UNBC, our US subsidiary, which primarily consist of securities backed by the full faith and credit of the US government and corporate asset-backed and debt securities, are made on the basis of a cash flow analysis of securities and/or the ability of UNBC to hold such securities to maturity.

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

For further information on the amount of the impairment losses and the aggregate amount of unrealized gross losses on investment securities, see Note 6 to our consolidated financial statements included elsewhere in this Annual Report.

Income Taxes

Valuation of deferred tax assets.    A valuation allowance for deferred tax assets is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Future realization of the tax benefit of existing deductible temporary differences or carryforwards ultimately depends on the existence of sufficient taxable income in future periods.

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

Among other factors, forecasted operating results, which serve as the basis of our estimation of future taxable income, have a significant effect on the amount of the valuation allowance. In developing forecasted operating results, we assume that our operating performance is stable for certain entities where strong positive evidence exists, including core earnings based on past performance over a certain period of time. The actual results may be adversely affected by unexpected or sudden changes in interest rates as well as an increase in credit-related expenses due to the deterioration of economic conditions in Japan and material declines in the Japanese stock market to the extent that such impacts exceed our original forecast. In addition, near-term taxable income is also influential on the amount of the expiration of unused operating loss carryforwards since the Japanese corporate tax law permits operating losses to be deducted for a predetermined period generally no longer than seven years. For further information on the amount of operating loss carryforwards and the expiration dates, see Note 11 to our consolidated financial statements included elsewhere in this Annual Report.

Because the establishment of the valuation allowance is an inherently uncertain process involving estimates as discussed above, the currently established allowance may not be sufficient. If the estimated allowance is not sufficient, we will incur additional deferred tax expenses, which could materially affect our operating results and financial condition in future periods.

Tax reserves.    We provide reserves for unrecognized tax benefits as required under FASB Interpretation, or FIN, No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109.” In applying the standards of the Interpretation, we consider the relative risks and merits of positions taken in tax returns filed and to be filed, considering statutory, judicial, and regulatory guidance applicable to those positions. The Interpretation requires us to make assumptions and judgments about potential outcomes that lie outside management’s control. To the extent the tax authorities disagree with our conclusions, and depending on the final resolution of those disagreements, our effective tax rate may be materially affected in the period of final settlement with tax authorities.

Accounting for Goodwill and Intangible Assets

US GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired, using a two-step process that begins with an estimation of the fair value of a reporting unit of our business, which is to be compared with the carrying amount of the unit, to identify potential impairment of goodwill. A reporting unit is an operating segment or component of an operating segment that constitutes a business for which discrete financial information is available and is regularly reviewed by management. The fair value of a reporting unit is defined as the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. For a reporting unit for which an observable quoted market price is available, the price is used for the fair value and control premium is also considered. For a reporting unit which an observable quoted market price is not available, the fair value is determined using an income approach. In the income approach, discounted cash flows are calculated by taking the net present value based on each reporting unit’s internal forecasts. Cash flows are discounted using a discount rate approximating the weighted average cost of capital, and the discount rate reflects current market capitalization. A control premium factor is considered for the market capitalization as well. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss recorded in income. This test requires comparison of the implied fair value of the unit’s goodwill with the carrying amount of that goodwill. The estimate of the implied fair value of the reporting unit’s goodwill requires us to allocate the fair value of a reporting unit to all of the assets and liabilities of that reporting unit, including unrecognized intangible assets, if any, since the implied fair value is determined as the excess of the fair value of a reporting unit over the net amounts assigned to its assets and liabilities in the allocation. Accordingly, the second step of the impairment test also requires an estimate of the fair value of individual assets and liabilities, including any unrecognized intangible assets that belong to that unit. A change in the estimation could have an impact on impairment recognition since it is driven by hypothetical assumptions, such as customer behavior and interest rate forecasts. The estimation is based on information available to management at the time the estimation is made.

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

Accrued Severance Indemnities and Pension Liabilities

We have defined retirement benefit plans, including lump-sum severance indemnities and pension plans, which cover substantially all of our employees. Severance indemnities and pension costs are calculated based upon a number of actuarial assumptions, including discount rates, expected long-term rates of return on our plan assets and rates of increase in future compensation levels. In accordance with US GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods, and affect our recognized net periodic pension costs and accrued severance indemnities and pension obligations in future periods. Differences in actual experience or changes in assumptions may affect our financial condition and operating results in future periods.

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

We adopted the recognition provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” as of March 31, 2007. See “Accounting Changes—Defined Benefit Pension and Other Postretirement Plans” in Note 1 and Note 16 to our consolidated financial statements included elsewhere in this Annual Report for further information.

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

The estimated fair values of financial instruments without quoted market prices were as follows:

	At March 31,
	2007	2008
	(in billions)
Financial assets:
Trading account assets, excluding derivatives	¥1,720	¥1,879
Investment securities	35,046	29,515
Derivative financial instruments, net	41	702
Financial liabilities:
Trading account liabilities, excluding derivatives	6	12
Obligations to return securities received as collateral	809	414

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

Accounting Changes and Recently Issued Accounting Pronouncements

See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

A.    Operating Results

Results of Operations

The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2006, 2007 and 2008:

	Fiscal years ended March 31,
	2006	2007	2008
	(in billions)
Interest income	¥2,249.3	¥3,444.3	¥3,693.8
Interest expense	728.8	1,279.2	1,579.3

Net interest income	1,520.5	2,165.1	2,114.5

Provision for credit losses	163.4	341.6	407.2
Non-interest income	556.8	1,220.5	1,213.6
Non-interest expense	1,616.8	2,172.0	2,886.9

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	297.1	872.0	34.0
Income tax expense	68.9	410.3	490.3

Income (loss) from continuing operations before cumulative effect of a change in accounting principle	228.2	461.7	(456.3)
Income (loss) from discontinued operations—net	9.0	(0.8)	(1.8)
Cumulative effect of a change in accounting principle, net of tax	(8.4)	—	—

Net income (loss)	¥228.8	¥460.9	¥(458.1)

We reported a net loss of ¥458.1 billion for the fiscal year ended March 31, 2008, compared to a net income of ¥460.9 billion for the fiscal year ended March 31, 2007. Our basic loss per common share (net loss available to a common shareholder) for the fiscal year ended March 31, 2008 was ¥45.27, compared with our basic earnings per common share of ¥44.81 for the fiscal year ended March 31, 2007. Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle for the fiscal year ended March 31, 2008 was ¥34.0 billion, compared with ¥872.0 billion for the fiscal year ended March 31, 2007.

The merger of BTM with UFJ Bank was the major factor in many of the changes in our consolidated statements of operations between the two fiscal years ended March 31, 2006 and 2007. The results for the fiscal year ended March 31, 2006 reflect the pre-merger results of the BTM Group for the six months ended September 30, 2005 and the post-merger results of the BTMU Group for the six months ended March 31, 2006. The results for the fiscal years ended March 31, 2007 and 2008 reflect the post-merger results of the BTMU Group for the full twelve-month period.

Net Interest Income

The following is a summary of the interest rate spread for the fiscal years ended March 31, 2006, 2007 and 2008:

	Fiscal years ended March 31,
	2006		2007		2008
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥86,668.5	1.39%	¥108,531.2	1.73%	¥102,839.0	1.84%
Foreign	25,354.9	4.11	32,200.5	4.86	38,473.8	4.68

Total	¥112,023.4	2.01%	¥140,731.7	2.45%	¥141,312.8	2.61%

Financed by:
Interest-bearing funds:
Domestic	¥82,096.9	0.35%	¥99,673.2	0.52%	¥99,285.0	0.69%
Foreign	15,977.0	2.74	19,404.1	3.92	23,534.9	3.80

Total	98,073.9	0.74	119,077.3	1.07	122,819.9	1.29
Non-interest-bearing funds	13,949.5	—	21,654.4	—	18,492.9	—

Total	¥112,023.4	0.65%	¥140,731.7	0.91%	¥141,312.8	1.11%

Spread on:
Interest-bearing funds		1.27%		1.38%		1.32%
Total funds		1.36%		1.54%		1.50%

We use interest rate and other derivative contracts for hedging the risks affecting the values of our financial assets and liabilities. Although these contracts are generally entered into for risk management purposes, a majority of them do not meet the specific conditions to qualify for hedge accounting under US GAAP and thus are accounted for as trading positions. Therefore, our net interest income for each of the fiscal years ended March 31, 2006, 2007 and 2008 was not materially affected by gains or losses resulting from such derivative instruments.

For a detailed discussion of our risk management systems, refer to “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Net interest income for the fiscal year ended March 31, 2008 was ¥2,114.5 billion, a decrease of ¥50.6 billion, from ¥2,165.1 billion for the fiscal year ended March 31, 2007. This decrease was mainly due to an increase in the average interest rate on domestic interest-bearing funds and an increase in the average balance of foreign interest-bearing funds. These increases offset the effect of the increase in the average balance of foreign interest-earning assets.

The average interest rate spread on interest-bearing funds decreased six basis points from 1.38% for the fiscal year ended March 31, 2007 to 1.32% for the fiscal year ended March 31, 2008. For the fiscal year ended March 31, 2007, the average rate on interest-earning assets increased partly due to an increase in the expected cash flows from impaired loans acquired in the merger with UFJ Bank, which cash flows are accounted for as adjustments to accretable yields under Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” For the fiscal year ended March 31, 2008, the increase in the expected cash flows from such impaired loans was smaller than that for the previous fiscal year. The average interest rate spread on total funds decreased, showing a decrease of four basis points from 1.54% for the fiscal year ended March 31, 2007 to 1.50% for the fiscal year ended March 31, 2008.

Average interest-earning assets for the fiscal year ended March 31, 2008 were ¥141,312.8 billion, an increase of ¥581.1 billion, from ¥140,731.7 billion for the fiscal year ended March 31, 2007. The increase was primarily attributable to an increase of ¥3,388.9 billion in foreign loans, an increase of ¥1,474.3 billion in foreign interest-earning deposits in other banks, an increase of ¥1,241.7 billion in foreign investment securities and an increase of ¥872.8 billion in domestic call loans, funds sold, and receivables under resale agreements and securities borrowing transactions. These increases were partially offset by a decrease of ¥4,714.8 billion in domestic investment securities and a decrease of ¥1,674.6 billion in domestic loans. The increase in foreign loans was mainly due to the growth in lending to Japanese and non-Japanese customers in Asia, the United States and Europe.

Average interest-bearing funds for the fiscal year ended March 31, 2008 were ¥122,819.9 billion, an increase of ¥3,742.6 billion, from ¥119,077.3 billion for the fiscal year ended March 31, 2007. The increase was primarily attributable to an increase of ¥3,468.4 billion in foreign interest-bearing deposits. The increase in foreign interest-bearing deposits was mainly due to the fact that large deposits from foreign central banks and government sponsored investment corporations increased in response to the recent difficult market conditions.

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

Provision for Credit Losses

Provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For a description of the approach and methodology used to establish the allowance for credit losses, see “—B. Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Provision for credit losses for the fiscal year ended March 31, 2008 was ¥407.2 billion, an increase of ¥65.6 billion from ¥341.6 billion for the fiscal year ended March 31, 2007. The increase in provision for credit losses was mainly due to the downgrade in credit rating of certain overseas borrowers.

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

Non-Interest Income

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2006, 2007 and 2008:

	Fiscal years ended March 31,
	2006	2007	2008
	(in billions)
Fees and commissions:
Trust fees	¥20.3	¥24.4	¥26.8
Fees on funds transfer and service charges for collections	103.9	149.0	150.6
Fees and commissions on international business	61.6	69.5	69.4
Fees and commissions on credit card business	109.6	163.8	138.0
Service charges on deposits	35.7	37.2	35.9
Fees and commissions on securities business	31.7	16.8	32.4
Insurance commissions	36.5	40.4	33.4
Guarantee fees	51.6	86.5	84.6
Fees on investment funds business	13.9	23.1	23.0
Other fees and commissions	176.7	237.0	209.7

Total	641.5	847.7	803.8
Foreign exchange gains (losses)—net	(281.4)	(163.6)	1,211.7
Trading account profits (losses)—net:
Net profits (losses) on interest rate and other derivative contracts	(212.7)	171.0	318.1
Net profits (losses) on trading account securities, excluding derivatives	121.5	82.4	(45.7)

Total	(91.2)	253.4	272.4
Investment securities gains (losses)—net:
Net gains (losses) on sales of securities available for sale:
Debt securities	122.5	163.5	(11.2)
Marketable equity securities	158.4	54.0	67.2
Impairment losses on securities available for sale:
Debt securities	(250.8)	(36.2)	(1,025.0)
Marketable equity securities	(4.2)	(54.6)	(249.8)
Other	14.9	44.3	40.4

Total	40.8	171.0	(1,178.4)
Equity in earnings (losses) of equity method investees	28.8	5.4	(35.7)
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans	103.0	—	—
Gains on sales of loans	34.6	13.6	10.0
Other non-interest income	80.7	93.0	129.8

Total non-interest income	¥556.8	¥1,220.5	¥1,213.6

Net foreign exchange gains (losses) primarily include transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies and net gains (losses) on currency derivative instruments entered into for trading purposes. The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each fiscal year. In principle, all transaction gains (losses) on translation of monetary liabilities denominated in foreign currencies are included in current earnings. Transaction gains (losses) on translation into Japanese yen of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings, but are reflected in other changes in equity from nonowner sources. However, if we recognize an impairment loss on foreign currency-denominated securities available for sale due to the appreciation of the Japanese yen against the relevant foreign currency, such impairment loss is included in current earnings as part of investment securities losses.

Net trading account profits (losses) primarily include net gains (losses) on trading account securities and interest rate and other derivative instruments entered into for trading purposes. Trading account assets or liabilities are carried at fair value and any changes in the value of trading account assets or liabilities, including interest rate derivatives, are recorded in net trading account profits (losses). Derivative instruments for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.

Net investment securities gains (losses) primarily include net gains on sales of marketable securities, particularly debt securities and marketable equity securities that are classified as securities available for sale. In addition, impairment losses are recognized as an offset of net investment securities gains (losses) when management concludes that declines in fair value of investment securities are other than temporary.

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Non-interest income for the fiscal year ended March 31, 2008 was ¥1,213.6 billion, a decrease of ¥6.9 billion, from ¥1,220.5 billion for the fiscal year ended March 31, 2007. This decrease was primarily due to a deterioration of ¥1,349.4 billion in net investment securities losses and a decrease of ¥43.9 billion in fees and commissions, which was almost offset by an improvement of ¥1,375.3 billion in net foreign exchange gains.

Fees and commissions

Fees and commissions for the fiscal year ended March 31, 2008 were ¥803.8 billion, a decrease of ¥43.9 billion, from ¥847.7 billion for the fiscal year ended March 31, 2007. The decrease was primarily attributable to a decrease of ¥25.8 billion in fees and commissions on credit card business and a decrease of ¥27.3 billion in other fees and commissions, due to a decrease in business volume. These decreases were partially offset by an increase of ¥15.6 billion in fees and commissions on securities business due to the inclusion of fees and commissions generated by a securities business company as a result of it becoming our consolidated subsidiary.

Net foreign exchange gains (losses)

Net foreign exchange gains for the fiscal year ended March 31, 2008 were ¥1,211.7 billion, compared to net foreign exchange losses of ¥163.6 billion for the fiscal year ended March 31, 2007. The improvement in foreign exchange gains (losses) was mainly due to the larger appreciation of the Japanese yen against the US dollar in the fiscal year ended March 31, 2008, compared to the fiscal year ended March 31, 2007. For reference, the foreign exchange rate expressed in Japanese yen per US$1.00 was ¥117.47 at March 31, 2006, ¥118.05 at March 30, 2007, and ¥100.19 at March 31, 2008. All transaction gains or losses on translation of monetary liabilities denominated in foreign currencies are included in current earnings. As we maintain monetary liabilities denominated in foreign currencies for our asset liability management, net foreign exchange gains (losses) fluctuate with the appreciation (depreciation) of the Japanese yen.

Net trading account profits (losses)

Net trading account profits of ¥272.4 billion were recorded for the fiscal year ended March 31, 2008, compared to net trading account profits of ¥253.4 billion for the fiscal year ended March 31, 2007.

Net profits (losses) on interest rate and other derivative contracts were largely affected by the impact of the decrease (increase) in Japanese long-term interest rates on interest rate swaps principally held for risk management purposes. Although such contracts are generally entered into for risk management purposes, a majority of them did not meet the conditions to qualify for hedge accounting under US GAAP and thus are accounted for as trading positions.

Though Japanese yen short-term interest rates generally rose during the fiscal year ended March 31, 2008 compared to the previous fiscal year, long-term interest rates generally declined. This decline in long-term interest rates had a favorable impact on our interest rate swap portfolios, in which we generally maintained net receive-fix and pay-variable positions, for managing interest rate risks on domestic deposits. The increase in net profits on interest rate and other derivative contracts of ¥147.1 billion was partially offset by a decrease in net profits on trading account securities, excluding derivatives of ¥128.1 billion, primarily reflecting the increase in loss on sales and revaluation from trading in debt and equity securities primarily due to unfavorable market conditions.

Net investment securities gains (losses)

Net investment securities losses for the fiscal year ended March 31, 2008 were ¥1,178.4 billion, compared to net investment securities gains of ¥171.0 billion for the fiscal year ended March 31, 2007.

The net investment securities losses for the fiscal year ended March 31, 2008 mainly reflected the impairment losses of ¥1,025.0 billion on debt securities available for sale and of ¥249.8 billion on marketable equity securities available for sale. The increase in impairment losses on debt securities was mainly due to the appreciation of the Japanese yen against US dollars in the fiscal year ended March 31, 2008, compared to the fiscal year ended March 31, 2007. The amount of impairment losses attributable to the appreciation of the Japanese yen against foreign currencies was ¥758.0 billion. The increase in impairment losses on marketable equity securities was due to a decline in Japanese stock prices in the fiscal year 2008. The Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, was ¥17,287.65 at March 30, 2007 and ¥12,525.54 at March 31, 2008.

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

Net foreign exchange gains (losses)

Net foreign exchange losses for the fiscal year ended March 31, 2007 were ¥163.6 billion, compared to net foreign exchange losses of ¥281.4 billion for the fiscal year ended March 31, 2006. The improvement in foreign exchange losses was mainly due to the smaller depreciation of the Japanese yen against foreign currencies in the fiscal year ended March 31, 2007, compared to the fiscal year ended March 31, 2006. For reference, the foreign exchange rate expressed in Japanese yen per US$1.00 was ¥107.39 at March 31, 2005, ¥117.47 at March 31, 2006, and ¥118.05 at March 30, 2007. The foreign exchange rate expressed in Japanese yen per €1.00 was ¥138.87 at March 31, 2005, ¥142.81 at March 31, 2006 and ¥157.33 at March 30, 2007. All transaction gains or losses on translation of monetary liabilities denominated in foreign currencies are included in current earnings. However, the transaction gains or losses on translation of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings but are reflected in other changes in equity from nonowner sources. As we maintain monetary liabilities denominated in foreign currencies for our asset liability management, net foreign exchange gains (losses) fluctuate with the appreciation (depreciation) of the Japanese yen.

Net trading account profits (losses)

Net trading account profits of ¥253.4 billion were recorded for the fiscal year ended March 31, 2007, compared to net trading account losses of ¥91.2 billion for the fiscal year ended March 31, 2006.

Net profits (losses) on interest rate and other derivative contracts were largely affected by the impact of the decrease (increase) in Japanese long-term interest rates on interest rate swaps principally held for risk management purposes. Although such contracts are generally entered into for risk management purposes, the majority of them did not meet the conditions to qualify for hedge accounting under US GAAP and thus are accounted for as trading positions.

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

Net investment securities gains (losses)

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

Non-Interest Expense

The following table shows a summary of our non-interest expense for the fiscal years ended March 31, 2006, 2007 and 2008:

	Fiscal years ended March 31,
	2006	2007	2008
	(in billions)
Salaries and employee benefits	¥585.6	¥643.2	¥699.5
Occupancy expenses—net	95.8	123.4	115.8
Fees and commission expenses	179.6	168.1	151.2
Outsourcing expenses, including data processing	118.2	195.8	191.2
Depreciation of premises and equipment	66.4	96.3	153.7
Amortization of intangible assets	125.1	198.0	184.1
Impairment of intangible assets	0.2	184.8	0.5
Insurance premiums, including deposit insurance	78.8	101.3	101.9
Minority interest in income (loss) of consolidated subsidiaries	108.9	(7.8)	19.6
Communications	33.0	45.3	46.4
Taxes and public charges	47.8	68.3	72.4
Provision for repayment of excess interest	12.9	106.2	2.8
Impairment of goodwill	—	—	816.3
Other non-interest expenses	164.5	249.1	331.5

Total non-interest expense	¥1,616.8	¥2,172.0	¥2,886.9

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Non-interest expense for the fiscal year ended March 31, 2008 was ¥2,886.9 billion, an increase of ¥714.9 billion from the previous fiscal year. This increase was primarily due to the impairment of goodwill which we recorded during the fiscal year ended March 31, 2008 in the amount of ¥816.3 billion, but for which we did not record any amount for the previous fiscal year. The increase in non-interest expenses was partially offset by decreases in impairment of intangible assets and provision for repayment of excess interest.

Salaries and employee benefits

Salaries and employee benefits for the fiscal year ended March 31, 2008 were ¥699.5 billion, an increase of ¥56.3 billion from ¥643.2 billion for the previous fiscal year. This increase was mainly due to an increase in the one-time severance payments related to an early retirement program, totaling approximately ¥37 billion, made by a consumer finance subsidiary.

Depreciation of premises and equipment

Depreciation of premises and equipment for the fiscal year ended March 31, 2008 was ¥153.7 billion, an increase of ¥57.4 billion from ¥96.3 billion for the previous fiscal year. This increase primarily reflected the fact that we reviewed the salvage values of premises and equipment and decided to change the estimated salvage values of these assets to ¥1 during the fiscal year ended March 31, 2008. This change had an adverse impact on our income from continuing operations before income tax expense and net loss of ¥47 billion and ¥28 billion, respectively, for the fiscal year ended March 31, 2008. For further information, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

Impairment of intangible assets

Impairment of intangible assets for the fiscal year ended March 31, 2008 was ¥0.5 billion, a decrease of ¥184.3 billion, from ¥184.8 billion for the previous fiscal year. The decrease was mainly due to our having no impairment of intangible assets related to a subsidiary in the consumer finance business whereas a significant amount was provided during the previous fiscal year.

Provision for repayment of excess interest

Provision for repayment of excess interest for the fiscal year ended March 31, 2008 was ¥2.8 billion, a decrease of ¥103.4 billion from ¥106.2 billion for the previous fiscal year. The decrease was mainly due to a decrease in the provision for repayment of excess interest at our consumer finance subsidiaries.

Impairment of goodwill

In the fiscal year ended March 31, 2008, we recorded an impairment of goodwill of ¥816.3 billion. We recorded an impairment in goodwill due to, among other factors, the recent global financial market instability which negatively impacted the fair value of our reporting units for purposes of our periodic testing of goodwill for impairment. We did not record an impairment of goodwill for the fiscal year ended March 31, 2007. For further information, see Note 10 to our consolidated financial statements included elsewhere in this Annual Report.

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

Income Tax Expense

The following table presents a summary of our income tax expense:

	Fiscal years ended March 31,
	2006	2007	2008
	(in billions, except percentages)
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	¥297.1	¥872.0	¥34.0
Income tax expense	¥68.9	¥410.3	¥490.3
Effective income tax rate	23.2%	47.1%	1,442.6%
Combined normal effective statutory tax rate	40.6%	40.6%	40.6%

Reconciling items between the combined normal effective statutory tax rates and the effective income tax rates for the fiscal years ended March 31, 2006, 2007 and 2008 are summarized as follows:

	Fiscal years ended March 31,
	2006	2007	2008
Combined normal effective statutory tax rate	40.6%	40.6%	40.6%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	1.1	0.1	5.8
Dividends from foreign subsidiaries	2.9	1.1	37.0
Foreign tax credit and payments	2.0	0.9	3.7
Lower tax rates applicable to income of subsidiaries	(12.2)	(0.7)	(30.7)
Minority interests	14.5	(0.3)	22.6
Change in valuation allowance	1.3	8.2	418.1
Realization of previously unrecognized tax effects of subsidiaries	(29.1)	—	2.2
Nontaxable dividends received	(2.1)	(1.3)	(34.0)
Tax expense on capital transactions by a subsidiary	8.0	—	—
Impairment of goodwill	—	—	975.2
Other—net	(3.8)	(1.5)	2.1

Effective income tax rate	23.2%	47.1%	1,442.6%

The effective income tax rate of 1,442.6% for the fiscal year ended March 31, 2008 was 1,402.0 percentage points higher than the combined normal effective statutory tax rate of 40.6%. This higher tax rate was primarily due to the fact that an impairment of goodwill was recorded under US GAAP, decreasing our income from continuing operations before income tax expense and cumulative effect of a change in accounting principle to ¥34.0 billion for the fiscal year ended March 31, 2008. Under Japanese tax law, such impairment of goodwill was not deductible in computing our taxable income and, accordingly, our income tax expense was significantly higher in comparison to our income from continuing operations before income tax expense and cumulative effect of a change in accounting principle reported under US GAAP. In addition, the higher effective income tax rate reflected an additional valuation allowance related to operating loss carryforwards that were no longer deemed to be “more likely than not” to be realized, due to a decline in estimated future taxable income resulting from the downturn in financial and banking businesses caused by disruptions in the global financial markets.

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

•	UNBC, which includes our subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A.;

•	Global Markets, which conducts its asset and liability management, liquidity management, and sales and trading of foreign exchange and interest-rate-related derivatives; and

•	Other, which consists of:

•	systems services, which is responsible for our computer systems;

•	trust and asset management business promotion for companies, including defined contribution plans;

•	eBusiness & IT Initiatives, which is responsible for developing information technology business opportunities; and

•	the corporate center, which retains functions such as strategic planning, overall risk management, internal auditing and compliance.

The following table shows the business segment information for the fiscal years ended March 31, 2006, 2007 and 2008:

Effective April 1, 2007, there were changes made in the managerial accounting methods, including those regarding revenue and expense distribution among BTMU’s business segments. The presentation set forth below has been reclassified to conform to the new basis of managerial accounting. For further information, see Note 28 to our consolidated financial statements included elsewhere in this Annual Report.

	Retail Banking	Corporate Banking(2)	Global Banking(3)			Global Markets(2)	Other	Total
(in billions)			Other than UNBC	UNBC	Total
Fiscal year ended March 31, 2006
Net revenue(1)	¥743.7	¥716.0	¥190.1	¥350.3	¥558.9	¥281.3	¥(26.6)	¥2,273.3
Operating expenses	495.4	247.6	124.8	202.4	337.0	32.8	124.6	1,237.4

Operating profit (loss)	¥248.3	¥468.4	¥65.3	¥147.9	¥221.9	¥248.5	¥(151.2)	¥1,035.9

Fiscal year ended March 31, 2007
Net revenue(1)	¥1,098.8	¥927.7	¥267.4	¥324.3	¥595.2	¥284.3	¥15.6	¥2,921.6
Operating expenses	745.5	370.0	140.6	200.9	343.4	40.8	159.7	1,659.4

Operating profit (loss)	¥353.3	¥557.7	¥126.8	¥123.4	¥251.8	¥243.5	¥(144.1)	¥1,262.2

Fiscal year ended March 31, 2008
Net revenue(1)	¥1,124.6	¥895.1	¥269.6	¥296.4	¥566.5	¥240.4	¥15.8	¥2,842.4
Operating expenses	771.0	386.6	145.7	187.6	334.6	42.7	169.1	1,704.0

Operating profit (loss)	¥353.6	¥508.5	¥123.9	¥108.8	¥231.9	¥197.7	¥(153.3)	¥1,138.4

Notes:

(1)	Net revenue does not include interest income on loans to MUFG.
(2)	In accordance with our internal management accounting policies, we allocate profit (loss) relating to securitized products between the Corporate Banking business segment and the Global Markets business segment.
(3)	Within Global Banking, results of certain liquidated subsidiaries for the fiscal years ended March 31, 2006, 2007 and 2008 are not included in the “Other than UNBC” column, while they are included in the “Total” column for internal management reporting purpose.

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Total net revenue decreased ¥79.2 billion, from ¥2,921.6 billion for the fiscal year ended March 31, 2007 to ¥2,842.4 billion for the fiscal year ended March 31, 2008. Net revenue decreased ¥32.6 billion in the Corporate Banking business segment, ¥28.7 billion in the Global Banking business segment and ¥43.9 billion in the Global Markets business segment.

Total operating expenses increased ¥44.6 billion, from ¥1,659.4 billion for the fiscal year ended March 31, 2007 to ¥1,704.0 billion for the fiscal year ended March 31, 2008. This increase was mainly due to an increase of ¥25.5 billion in the Retail Banking business segment, ¥16.6 billion in the Corporate Banking business segment and ¥9.4 billion in the Other Business segment. These increases primarily reflected an increase in expenses related to IT systems integration and compliance related investments.

Net revenue of the Retail Banking business segment increased ¥25.8 billion, from ¥1,098.8 billion for the fiscal year ended March 31, 2007 to ¥1,124.6 billion for the fiscal year ended March 31, 2008. This increase was mainly due to deposit income offsetting the negative effect of the lowering of interest rates at a consumer finance subsidiary.

Net revenue of the Corporate Banking business segment decreased ¥32.6 billion, from ¥927.7 billion for the fiscal year ended March 31, 2007 to ¥895.1 billion for the fiscal year ended March 31, 2008. This decrease was mainly due to a decrease in interest income from loans because of intensified competition, a decrease in the volume of currency options sales because of the recent deterioration in financial market conditions and losses relating to securitized products. These decreases were partially offset by increases in deposit income.

Net revenue of the Global Banking business segment (Other than UNBC) increased ¥2.2 billion, from ¥267.4 billion for the fiscal year ended March 31, 2007 to ¥269.6 billion for the fiscal year ended March 31, 2008. This increase was mainly due to revenue derived from non-Japanese corporations in Europe and the United States.

Net revenue of the Global Banking business segment (UNBC) decreased ¥27.9 billion, from ¥324.3 billion for the fiscal year ended March 31, 2007 to ¥296.4 billion for the fiscal year ended March 31, 2008. The decrease was principally due to a shift in the nature of deposits from non-interest-bearing and low-cost deposits into higher-cost deposits.

Net revenue of the Global Markets business segment decreased ¥43.9 billion, from ¥284.3 billion for the fiscal year ended March 31, 2007 to ¥240.4 billion for the fiscal year ended March 31, 2008. This decrease was mainly due to losses relating to securitized products.

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

The merger of BTM with UFJ Bank was the major factor in the changes in the business segment analysis between the fiscal years ended March 31, 2006 and 2007. As discussed in “—Introduction—Key Financial Figures”, although the merger of BTM with UFJ Bank occurred on January 1, 2006, the results of operations of the UFJ Bank Group have been included since October 1, 2005. The results for the fiscal year ended March 31, 2006 reflected the pre-merger results of the BTM Group for the six months ended September 30, 2005 and the post-merger results of the BTMU Group for the six months ended March 31, 2006. The results for the fiscal year ended March 31, 2007 reflected the post-merger results of the BTMU Group for the full twelve-month period.

Total net revenue increased ¥648.3 billion from ¥2,273.3 billion for the fiscal year ended March 31, 2006 to ¥2,921.6 billion for the fiscal year ended March 31, 2007, and total operating expenses increased ¥422.0 billion from ¥1,237.4 billion for the fiscal year ended March 31, 2006 to ¥1,659.4 billion for the fiscal year ended March 31, 2007. These increases mainly reflected the fact that the results for the fiscal year ended March 31, 2006 reflected only six months of the post-merger BTMU Group (with the first half of the fiscal year reflecting the pre-merger BTM Group only), while the results for the fiscal year ended March 31, 2007 reflected the post-merger BTMU Group for the full twelve-month period.

Net revenue of the Retail Banking business segment increased ¥355.1 billion, from ¥743.7 billion for the fiscal year ended March 31, 2006 to ¥1,098.8 billion for the fiscal year ended March 31, 2007. This increase primarily reflected the fact that the results for the fiscal year ended March 31, 2006 reflected only six months of the post-merger BTMU Group (with the first half of the fiscal year reflecting the pre-merger BTM Group only), while the fiscal year ended March 31, 2007 reflected the post-merger BTMU Group for the full twelve-month period. Additional factors contributing to this net revenue growth were increases in income from commercial banking operations, such as interest earned from our domestic Japanese yen deposits as a result of the increase in interest spread. These increases were partially offset by decreases in interest spread from our domestic housing loans.

Net revenue of the Corporate Banking business segment increased ¥211.7 billion, from ¥716.0 billion for the fiscal year ended March 31, 2006 to ¥927.7 billion for the fiscal year ended March 31, 2007. This increase primarily reflected the fact that the results for the fiscal year ended March 31, 2006 reflected only six months of the post-merger BTMU Group (with the first half of the fiscal year reflecting those of the pre-merger BTM Group only), while the results for the fiscal year ended March 31, 2007 reflected the post-merger BTMU Group for the full twelve-month period. As a result, net revenue in most areas, such as net interest income from loans, and fees related to investment banking, increased. A decrease in interest spread from our lending operations to large- and medium-sized Japanese companies, due to the improved credit of many borrowers and increased competition with other financial institutions, partially offset the increase in net revenue.

Net revenue of the Global Banking business segment (Other than UNBC) increased ¥77.3 billion, from ¥190.1 billion for the fiscal year ended March 31, 2006 to ¥267.4 billion for the fiscal year ended March 31, 2007. This increase primarily reflected the fact that the results for the fiscal year ended March 31, 2006 reflected only six months of the post-merger BTMU Group (with the first half of the fiscal year reflecting the pre-merger BTM Group only), while the results for the fiscal year ended March 31, 2007 reflected the post-merger BTMU Group for the full twelve-month period. Factors which increased net revenue other than the merger were incomes from commercial banking operations such as deposits and lending operations mainly consisting of loans to Japanese corporate clients situated outside Japan in Asia and Europe.

Net revenue of the Global Banking business segment (UNBC) decreased ¥26.0 billion, from ¥350.3 billion for the fiscal year ended March 31, 2006 to ¥324.3 billion for the fiscal year ended March 31, 2007. The decrease was principally due to the fact that profits from the sales of international correspondent banking did not occur in the fiscal year ended March 31, 2007. There were also decreases in net interest income, caused by the shift in customer deposits from non-interest bearing deposits or other investments, in response to rising short-term interest rates in the United States.

Net revenue of the Global Markets business segment increased ¥3.0 billion, from ¥281.3 billion for the fiscal year ended March 31, 2006 to ¥284.3 billion for the fiscal year ended March 31, 2007. This increase was also mainly due to the fact that the results for the fiscal year ended March 31, 2006 reflected only six months of the post-merger BTMU Group (with the first half of the fiscal year reflecting the pre-merger BTM Group only), while the results for the fiscal year ended March 31, 2007 reflected the post-merger BTMU Group for the full twelve-month period. These increases were partially offsets by the decrease in profits on foreign-currency ALM operations due to the increase in interest rates.

Geographic Segment Analysis

The table immediately below sets forth our total revenue, income from continuing operations before income tax expense and cumulative effect of a change in accounting principle and net income (loss) on a geographic basis for the fiscal years ended March 31, 2006, 2007 and 2008. Assets, income and expenses attributable to foreign operations are allocated to geographical areas based on the domicile of the debtors and customers. For further information, see Note 29 to our consolidated financial statements included elsewhere in this Annual Report.

	Fiscal years ended March 31,
	2006	2007	2008
	(in billions)
Total revenue (interest income and non-interest income):
Domestic	¥1,481.7	¥2,697.2	¥3,851.6

Foreign:
United States	861.3	1,089.1	141.1
Europe	190.5	447.5	390.9
Asia/Oceania excluding Japan	174.9	264.2	434.5
Other areas(1)	97.8	166.8	89.3

Total foreign	1,324.5	1,967.6	1,055.8

Total	¥2,806.2	¥4,664.8	¥4,907.4

Income (loss) from continuing operations before income tax expense and cumulative effect of a change in accounting principle:
Domestic	¥(254.5)	¥5.1	¥299.9

Foreign:
United States	369.1	457.0	(543.9)
Europe	59.2	244.6	105.1
Asia/Oceania excluding Japan	63.9	85.0	184.3
Other areas(1)	59.4	80.3	(11.4)

Total foreign	551.6	866.9	(265.9)

Total	¥297.1	¥872.0	¥34.0

Net income (loss):
Domestic	¥(207.3)	¥4.0	¥(143.1)

Foreign:
United States	288.7	241.2	(665.0)
Europe	45.8	130.8	134.0
Asia/Oceania excluding Japan	55.6	45.4	232.3
Other areas(1)	46.0	39.5	(16.3)

Total foreign	436.1	456.9	(315.0)

Total	¥228.8	¥460.9	¥(458.1)

Note:

(1)	Other areas primarily include Canada, Latin America and the Caribbean.

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Domestic net loss for the fiscal year ended March 31, 2008 was ¥143.1 billion, compared to net income of ¥4.0 billion for the fiscal year ended March 31, 2007. This deterioration was mainly due to our recording an impairment of goodwill for the fiscal year ended March 31, 2008.

Foreign net loss for the fiscal year ended March 31, 2008 was ¥315.0 billion, compared to a foreign net income of ¥456.9 billion for the fiscal year ended March 31, 2007. This deterioration primarily reflected the net loss in the United States mainly due to an increase in impairment losses on investment securities denominated in US dollars.

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

Effect of the Change in Exchange Rates on Foreign Currency Translation

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

The average exchange rate for the fiscal year ended March 31, 2008 was ¥114.29 per US$1.00, compared to the prior fiscal year’s average exchange rate of ¥117.02 per US$1.00. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2007 was ¥117.84 per US$1.00, compared to the average exchange rate for the fiscal year ended December 31, 2006 of ¥116.38 per US$1.00.

The change in the average exchange rate of the Japanese yen against the US dollar and other foreign currencies had the effect of increasing total revenue by ¥31.3 billion, net interest income by ¥11.4 billion and income before income taxes by ¥12.7 billion, respectively, for the fiscal year ended March 31, 2008.

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

The average exchange rate for the fiscal year ended March 31, 2007 was ¥117.02 per US$1.00, compared to the prior fiscal year’s average exchange rate of ¥113.31 per US$1.00. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2006 was ¥116.38 per US$1.00, compared to the average exchange rate for the fiscal year ended December 31, 2005 of ¥110.21 per US$1.00.

The change in the average exchange rate of the Japanese yen against the US dollar and other foreign currencies had the effect of increasing total revenue by approximately ¥88 billion, net interest income by approximately ¥35 billion and income before income taxes by approximately ¥15 billion, respectively, for the fiscal year ended March 31, 2007.

B.    Liquidity and Capital Resources

Financial Condition

Total Assets

Our total assets at March 31, 2008 were ¥152.08 trillion, a decrease of ¥1.53 trillion from ¥153.61 trillion at March 31, 2007. The decrease in total assets mainly reflected decreases in investment securities of ¥7.55 trillion, call loans and funds sold of ¥1.12 trillion and goodwill of ¥0.80 trillion. These decreases were partially offset by increases in net loans of ¥3.60 trillion, receivables under securities borrowing transactions of ¥1.28 trillion, trading account assets of ¥1.23 trillion, cash and due from banks of ¥1.12 trillion and deferred tax assets of ¥0.35 trillion. The decrease in investment securities was mainly due to the sale of Japanese government bonds to take advantage of lower market interest rates.

We have allocated a substantial portion of our assets to international activities. As a result, reported amounts are affected by changes in the value of the Japanese yen against the US dollar and other foreign currencies. Foreign assets are denominated primarily in US dollars. The following table shows our total assets at March 31, 2007 and 2008 by geographic region based principally on the domicile of the obligors:

	At March 31,
	2007	2008
	(in trillions)
Japan	¥119.10	¥111.14

Foreign:
United States of America	17.58	17.94
Europe	7.43	10.83
Asia/Oceania excluding Japan	6.36	7.94
Other areas(1)	3.14	4.23

Total foreign	34.51	40.94

Total	¥153.61	¥152.08

Note:

(1)	Other areas primarily include Canada, Latin America and the Caribbean.

At March 31, 2008, the foreign exchange rate expressed in Japanese yen per US$1.00 was ¥100.19, as compared with ¥118.05 at March 30, 2007. The Japanese yen amount of foreign currency-denominated assets and liabilities decreases as the relevant exchange rates resulted in an increase in the value of the Japanese yen relative to such foreign currencies. The appreciation of the Japanese yen against the US dollar and other foreign currencies during the fiscal year ended March 31, 2008 decreased the Japanese yen amount of our total assets by ¥9.92 trillion.

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, at March 31, 2007 and 2008, based on classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on use of proceeds. Classification of loans by industry at March 31, 2007 has been restated. For further information, see Note 7 to our consolidated financial statements included elsewhere in this Annual Report.

	At March 31,
	2007 (Restated)	2008
	(in billions)
Domestic(1):
Manufacturing	¥9,600.7	¥9,906.4
Construction	1,689.8	1,601.7
Real estate	6,676.0	6,605.0
Services	6,063.2	5,725.7
Wholesale and retail	8,545.5	8,547.3
Banks and other financial institutions(2)	3,309.9	3,548.5
Communication and information services	1,002.5	962.8
Other industries	9,183.1	9,390.3
Consumer	22,490.4	22,650.8

Total domestic	68,561.1	68,938.5

Foreign:
Governments and official institutions	371.6	315.4
Banks and other financial institutions(2)	1,618.8	2,021.0
Commercial and industrial	13,256.5	15,998.8
Other	2,363.8	2,586.8

Total foreign	17,610.7	20,922.0

Total	86,171.8	89,860.5

Unearned income, unamortized premiums—net and deferred loan fees—net	(47.7)	(80.7)

Total(3)	¥86,124.1	¥89,779.8

Notes:

(1)	Since the credit administration system was upgraded, a precise breakdown of the balance of consumer loans by the type of proprietor business became available. As a result, the consumer balances at March 31, 2007 and 2008 do not include those loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. The balances at March 31, 2007 were reclassified accordingly.
(2)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(3)	The above table includes loans held for sale of ¥87.1 billion at March 31, 2007 and ¥469.8 billion at March 31, 2008, which are carried at the lower of cost or estimated fair value.

Loans are our primary use of funds. The average loan balance accounted for 61.3% of total interest-earning assets for the fiscal year ended March 31, 2007 and 62.2% for the fiscal year ended March 31, 2008.

At March 31, 2008, our total loans were ¥89.78 trillion, representing an increase of ¥3.66 trillion from ¥86.12 trillion at March 31, 2007. Before unearned income, unamortized premiums—net and deferred loan fees—net, our loan balance at March 31, 2008 consisted of ¥68.94 trillion of domestic loans and ¥20.92 trillion of foreign loans, while the loan balance at March 31, 2007 consisted of ¥68.56 trillion of domestic loans and ¥17.61 trillion of foreign loans. Between March 31, 2007 and March 31, 2008, domestic loans increased ¥0.38 trillion and foreign loans increased ¥3.31 trillion.

Domestic loans outstanding at March 31, 2008 remained approximately at the same level as those at March 31, 2007. Breaking down the domestic portfolio by industry segment, the loan balance for manufacturing increased ¥0.31 trillion and the loan balance for banks and other financial institutions increased ¥0.24 trillion, while the loan balance for services decreased ¥0.33 trillion.

Despite foreign corporations’ increasing need for funds, the ability of corporations to obtain funds from the capital markets mainly in the United States and Europe was affected by the recent disruptions in the financial markets. The recent disruptions in the financial markets also caused US and European banks to reduce lending activity. As a result, loans to our customers increased mainly in the United States and Europe during the fiscal year ended March 31, 2008.

Allowance for Credit Losses, Nonperforming and Past Due Loans

The following table shows a summary of the changes in the allowance for credit losses for the fiscal years ended March 31, 2006, 2007 and 2008:

	Fiscal years ended March 31,
	2006	2007	2008
	(in billions)
Balance at beginning of fiscal year	¥567.7	¥913.0	¥993.5
Additions resulting from the merger with UFJ Bank(1)	279.2	—	—
Provision for credit losses	163.4	341.6	407.2
Charge-offs:
Domestic	(116.7)	(284.4)	(363.5)
Foreign	(10.4)	(13.9)	(6.3)

Total	(127.1)	(298.3)	(369.8)
Recoveries:
Domestic	3.2	28.2	23.8
Foreign	16.2	4.8	2.0

Total	19.4	33.0	25.8

Net charge-offs	(107.7)	(265.3)	(344.0)
Others(2)	10.4	4.2	(6.0)

Balance at end of fiscal year	¥913.0	¥993.5	¥1,050.7

Notes:

(1)	Additions resulting from the merger with UFJ Bank represent the allowance for credit losses for acquired loans outside the scope of SOP 03-3. The allowance for credit losses on loans within the scope of SOP 03-3 was not carried over.
(2)	“Others” principally include foreign exchange translation adjustments.

As previously discussed, the provision for credit losses for the fiscal year ended March 31, 2008 was ¥407.2 billion, an increase of ¥65.6 billion from ¥341.6 billion for the fiscal year ended March 31, 2007. The increase in the provision for credit losses was mainly due to the downgrade in credit rating of certain overseas borrowers.

For the fiscal year ended March 31, 2008, the ratio of the provision for credit losses of ¥407.2 billion to the average loan balance of ¥87.95 trillion was 0.46%, and that to the total average interest-earning assets of ¥141.31 trillion was 0.29%.

Charge-offs for the fiscal year ended March 31, 2008 were ¥369.8 billion, an increase of ¥71.5 billion from ¥298.3 billion for the fiscal year ended March 31, 2007. The increase in the charge-offs was mainly due to increases in the charge-offs for the domestic wholesale and retail, services, and manufacturing segments.

The total allowance at March 31, 2008 was ¥1,050.7 billion, an increase of ¥57.2 billion from ¥993.5 billion at March 31, 2007 as we recorded a provision for credit losses of ¥407.2 billion, whereas we had net charge-offs of ¥344.0 billion.

The following table presents comparative data in relation to the principal amount of nonperforming loans sold and reversal of allowance for credit losses:

	Principal amount of loans(1)	Allowance for credit losses(2)	Loans, net of allowance	Reversal of allowance for credit losses
	(in billions)
For the fiscal year ended March 31, 2007	¥121.4	¥35.7	¥85.7	¥(23.9)
For the fiscal year ended March 31, 2008	¥76.5	¥19.9	¥56.6	¥(11.8)

Notes:

(1)	Represents principal amount after the deduction of charge-offs made before the sales of nonperforming loans.
(2)	Represents allowance for credit losses at the latest balance-sheet date.

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

In connection with the sale of loans including performing loans, we recorded net gains of ¥22.7 billion and ¥12.7 billion for the fiscal years ended March 31, 2007 and 2008, respectively.

The following table summarizes the allowance for credit losses by component at March 31, 2007 and 2008:

	At March 31,
	2007	2008
	(in billions)
Allocated allowance:
Specific—specifically identified problem loans	¥511.9	¥544.6
Large groups of smaller balance homogeneous loans	129.5	129.1
Loans exposed to specific country risk	0.1	0.1
Formula—substandard, special mention and other loans	345.0	367.2
Unallocated allowance	7.0	9.7

Total allowance	¥993.5	¥1,050.7

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

Change in total allowance and provision for credit losses

At March 31, 2008, the total allowance for credit losses was ¥1,050.7 billion, representing 1.17% of our total loan portfolio. At March 31, 2007, the total allowance for credit losses was ¥993.5 billion, representing 1.15% of our total loan portfolio.

The total allowance increased from ¥993.5 billion at March 31, 2007 to ¥1,050.7 billion at March 31, 2008 primarily as a result of the downgrade in credit rating of certain borrowers.

The provision for credit losses for the fiscal year ended March 31, 2008 was ¥407.2 billion, a increase of ¥65.6 billion from ¥341.6 billion for the fiscal year ended March 31, 2007. The increase in the provision for credit losses was mainly due to the downgrade in credit rating of certain overseas borrowers.

During the fiscal year ended March 31, 2008, there were no significant changes in our general allowance policy, which affected our allowance for credit losses for the period, resulting from directives, advice or counsel from governmental or regulatory bodies.

Allocated allowance for specifically identified problem loans

The allocated credit loss allowance for specifically identified problem loans represents the allowance against impaired loans required under SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” Impaired loans primarily include nonaccrual loans and restructured loans. We generally discontinue the accrual of interest income on loans when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans made by us or by certain domestic subsidiaries, and 90 days or more with respect to loans of certain foreign subsidiaries. Loans are classified as restructured loans when we grant a concession to borrowers for economic or legal reasons related to the borrowers’ financial difficulties.

Detailed reviews of impaired loans are performed after a borrower’s annual or semi-annual financial statements first become available. In addition, as part of an ongoing credit review process, our credit officers monitor changes in all customers’ creditworthiness, including bankruptcy, past due principal or interest, downgrading of external credit ratings, declines in the stock price, business restructuring and other events, and reassess our ratings of borrowers in response to such events. This credit monitoring process forms an integral part of our overall risk management process. An impaired loan is evaluated individually based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s estimated market price or the fair value of the collateral at the annual and semi-annual balance-sheet date, if the loan is collateral-dependent as of a balance-sheet date.

The following table summarizes nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments, at March 31, 2007 and 2008:

	At March 31,
	2007	2008
	(in billions, except percentages)
Nonaccrual loans:
Domestic(1):
Manufacturing	¥80.9	¥108.3
Construction	43.2	44.2
Real estate	138.7	161.6
Services	134.0	135.9
Wholesale and retail	126.5	152.9
Banks and other financial institutions	10.2	4.3
Communication and information services	22.0	43.2
Other industries	120.4	33.0
Consumer	284.0	303.6

Total domestic	959.9	987.0
Foreign	39.0	116.1

Total nonaccrual loans	998.9	1,103.1

Restructured loans:
Domestic(1):
Manufacturing	80.8	63.5
Construction	13.0	14.8
Real estate	96.6	118.4
Services	48.1	32.3
Wholesale and retail	107.6	30.9
Banks and other financial institutions	0.6	2.0
Communication and information services	2.9	2.6
Other industries	58.6	112.3
Consumer	63.1	54.6

Total domestic	471.3	431.4
Foreign	40.3	22.8

Total restructured loans	511.6	454.2

Accruing loans contractually past due 90 days or more:
Domestic	19.5	13.5
Foreign	1.8	3.0

Total accruing loans contractually past due 90 days or more	21.3	16.5

Total	¥1,531.8	¥1,573.8

Total loans	¥86,124.1	¥89,779.8

Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of total loans	1.78%	1.75%

Note:

(1)	Since the credit administration system was upgraded, a precise breakdown of the balance of consumer loans by the type of proprietor business became available. As a result, the consumer balance at March 31, 2007 and 2008 do not include those loans to individuals who utilize loan proceeds to finance their proprietor activities and for their personal financing needs. The balance at March 31, 2007 were reclassified accordingly.

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more increased ¥42.0 billion from ¥1,531.8 billion at March 31, 2007 to ¥1,573.8 billion at March 31, 2008. The percentage of nonperforming loans to the total loans decreased to 1.75% at March 31, 2008 from 1.78% at March 31, 2007.

Total nonaccrual loans were ¥1,103.1 billion at March 31, 2008, an increase of ¥104.2 billion from ¥998.9 billion at March 31, 2007. This increase was mainly due to an increase of ¥27.1 billion in domestic nonaccrual loans, and an increase of ¥77.1 billion in foreign nonaccrual loans, mainly due to the downgrade in credit rating of certain overseas borrowers. Domestic nonaccrual loans in domestic other industries decreased ¥87.4 billion mainly due to the upgrade in credit rating of certain borrowers.

Total restructured loans were ¥454.2 billion at March 31, 2008, a decrease of ¥57.4 billion from ¥511.6 billion at March 31, 2007. Domestic restructured loans decreased ¥39.9 billion to ¥431.4 billion at March 31, 2008 from ¥471.3 billion at March 31, 2007 mainly due to the upgrade in credit rating of certain large borrowers. While the restructured loans in the wholesale and retail segments decreased ¥76.7 billion, those in the other industries increased ¥53.7 billion.

The following table summarizes the balances of impaired loans and related impairment allowances at March 31, 2007 and 2008, excluding smaller-balance homogeneous loans:

	At March 31,
	2007		2008
	Loan balance	Impairment allowance	Loan balance	Impairment allowance
	(in billions)
Requiring an impairment allowance	¥987.2	¥511.9	¥1,079.2	¥544.6
Not requiring an impairment allowance(1)	239.3	—	300.4	—

Total(2)	¥1,226.5	¥511.9	¥1,379.6	¥544.6

Percentage of the allocated allowance to total impaired loans	41.7%		39.5%

Notes:

(1)	These loans do not require an allowance for credit losses under SFAS No. 114 since the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired in the amount of ¥0.8 billion and ¥11.9 billion at March 31, 2007 and 2008, respectively.

Impaired loans increased ¥153.1 billion from ¥1,226.5 billion at March 31, 2007 to ¥1,379.6 billion at March 31, 2008, reflecting the increase in restructured loans.

The percentage of the allocated allowance to total impaired loans decreased 2.2 percentage points to 39.5% at March 31, 2008 from 41.7% at March 31, 2007.

Based upon a review of the financial status of borrowers, we may grant various concessions (modification of loan terms) to troubled borrowers at the borrowers’ request, including reductions in the stated interest rates, debt write-offs, and extensions of the maturity date. According to our policies, such modifications are made to mitigate the near-term burden of the loans to the borrowers and to better match the payment terms with the borrowers’ expected future cash flows or, in cooperation with other creditors, to reduce the overall debt burden of the borrowers so that they may normalize their operations, in each case to improve the likelihood that the loans will be repaid in accordance with the revised terms. The nature and amount of the concessions depend on the particular financial condition of each borrower. In principle, however, we do not modify the terms of loans to borrowers that are considered “Likely to Become Bankrupt,” “Virtually Bankrupt” or “Bankrupt” under the self-assessment categories established by Japanese banking regulations because in these cases there is little likelihood that the modification of loan terms would enhance recovery of the loans.

Allocated allowance for large groups of smaller-balance homogeneous loans

The allocated credit loss allowance for large groups of smaller-balance homogeneous loans is focused on loss experience for the pools of loans rather than on an analysis of individual loans. Large groups of smaller-balance homogeneous loans primarily consist of first mortgage housing loans to individuals. The allowance for groups of performing loans is based on historical loss experience over a period. In determining the level of the allowance for delinquent groups of loans, we classify groups of homogeneous loans based on the risk rating and/or the number of delinquencies. We determine the credit loss allowance for delinquent groups of loans based on the probability of insolvency by the number of actual delinquencies and actual loss experience.

The allocated credit loss allowance for large groups of smaller-balance homogeneous loans was ¥129.1 billion at March 31, 2008, a decrease of ¥0.4 billion from ¥129.5 billion at March 31, 2007.

Allocated allowance for country risk exposure

The allocated credit loss allowance for country risk exposure is based on an estimate of probable losses relating to the exposure to countries that we identify as having a high degree of transfer risk. The countries to which the allowance for country risk exposure are decided based on a country risk grading system used to assess and rate the transfer risk to individual countries. The allowance is generally determined based on a function of default probability and expected recovery ratios, taking external credit ratings into account.

The allocated allowance for country risk exposure was approximately ¥0.1 billion at March 31, 2007 and 2008.

Formula allowance for substandard, special mention and unclassified loans

The formula allowance is calculated by applying estimated loss factors to outstanding substandard, special mention and unclassified loans. In evaluating the inherent loss for these loans, we rely on a statistical analysis that incorporates a percentage of total loans based on historical loss experience.

The formula allowance increased ¥22.2 billion from 345.0 billion at March 31, 2007 to ¥367.2 billion at March 31, 2008. The main reason for this increase was downgrades of loans to some borrowers to substandard loans or special mention loans.

We have computed the formula allowance based on estimated credit losses using a methodology defined by the credit rating system. Estimated losses inherent in the loan portfolio at the balance sheet date are calculated by multiplying the default ratio by the nonrecoverable ratio (determined as a complement of the recovery ratio). The default ratio is determined by each credit risk rating, taking into account the historical number of defaults of borrowers within each credit risk rating divided by the total number of borrowers within that credit risk rating existing at the beginning of the three-year observation period. The recovery ratio is mainly determined by the historical experience of collections against loans in default. The default ratio, the recovery ratio and other indicators are continually reviewed and improved to compute the formula allowance and the allowance for off-balance-sheet instruments. In addition, an appropriate adjustment to the formula allowance and the allowance for off-balance-sheet instruments, considering the risk of losses from large obligors and other credit risks, is examined and made by analyzing the difference between the allowance computed by multiplying the default ratio by nonrecoverable ratio and the allowance calculated based on the loss experience ratio.

UNBC, our largest overseas subsidiary, calculates the formula allowance by applying loss factors to outstanding loans and certain unused commitments, in each case based on the internal risk grade of such loans, leases and commitments. Changes in risk grades affect the amount of the formula allowance. Loss factors are based on their historical loss experience and may be adjusted for significant factors that, in management’s judgment, affect the collectibility of the portfolio as of the evaluation date. Loss factors are developed in the following ways:

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

Executive management reviews these conditions quarterly in discussion with our senior credit officers. To the extent that any of these conditions is evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management’s estimate of the effect of such condition may be reflected as a specific allowance, applicable to such credit or portfolio segment. Where any of these conditions is not evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management’s evaluation of the probable loss related to such condition is reflected in the unallocated allowance.

The unallocated allowance increased ¥2.7 billion from ¥7.0 billion at March 31, 2007 to ¥9.7 billion at March 31, 2008. This increase resulted mainly from management’s negative outlook of economic and specific industry conditions.

Allowance for Off-balance-sheet Credit Instruments

In addition to the allowance for credit losses on the loan portfolio, we maintain an allowance for credit losses on off-balance-sheet credit instruments, including commitments of credit, guarantees and standby letters of credit. This allowance is included in other liabilities. With regard to the specific allocated allowance for specifically identified credit exposure and the allocated formula allowance, we apply the same methodology that we use in determining the allowance for loan credit losses. The allowance for credit losses on off-balance-sheet credit instruments was ¥94.0 billion at March 31, 2008, an increase of ¥17.4 billion from ¥76.6 billion at March 31, 2007. The increase in the allowance for credit losses on off-balance-sheet credit instruments was mainly due to the downgrade in the credit rating of certain overseas borrowers.

Investment Portfolio

Our investment securities are primarily comprised of marketable equity securities and Japanese government and Japanese government agency bonds, which are mostly classified as available-for-sale securities. We also hold Japanese government bonds which are classified as securities being held to maturity.

Historically, we have held equity securities of some of our customers for strategic purposes, in particular, to maintain long-term relationships with these customers. However, we have been reducing the aggregate value of our equity securities because we believe that from a risk management perspective reducing the price fluctuation risk in our equity portfolio is imperative. As of March 31, 2007 and 2008, the aggregate value of marketable equity securities under Japanese GAAP satisfies the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier I capital.

Investment securities decreased ¥7.55 trillion, from ¥42.26 trillion at March 31, 2007 to ¥34.71 trillion at March 31, 2008 due primarily to the sale of Japanese government bonds to take advantage of lower market interest rates and to a lesser extent due to the decrease in net unrealized gain in marketable equity securities relevant to the decline in the Japanese stock market.

The following table shows information as to the amortized costs and estimated fair values of our investment securities available for sale and being held to maturity at March 31, 2007 and 2008:

	At March 31,
	2007			2008
	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)
	(in billions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥18,583.3	¥18,615.4	¥32.1	¥13,453.5	¥13,482.9	¥29.4
Japanese prefectural and municipal bonds	228.9	230.5	1.6	192.7	197.7	5.0
Foreign governments and official institutions bonds	3,124.8	3,192.5	67.7	2,528.8	2,557.3	28.5
Corporate bonds	5,305.2	5,438.7	133.5	4,711.8	4,824.2	112.4
Mortgage-backed securities	2,614.6	2,677.1	62.5	3,366.2	3,365.1	(1.1)
Asset-backed securities, excluding mortgage-backed securities	2,503.7	2,560.4	56.7	2,932.2	2,839.0	(93.2)
Other debt securities	11.0	11.5	0.5	12.2	11.9	(0.3)
Marketable equity securities	3,683.6	6,864.0	3,180.4	3,475.3	5,098.8	1,623.5

Total securities available for sale	¥36,055.1	¥39,590.1	¥3,535.0	¥30,672.7	¥32,376.9	¥1,704.2

Securities being held to maturity:
Debt securities, principally Japanese government bonds	¥2,106.9	¥2,100.7	¥(6.2)	¥1,858.0	¥1,860.6	¥2.6

The estimated fair value of available-for-sale securities decreased ¥7.21 trillion from ¥39.59 trillion at March 31, 2007 to ¥32.38 trillion at March 31, 2008. This decrease was primarily due to a decrease in our holdings of Japanese government bonds. As part of our asset-liability management operations, we decreased our Japanese government bond holdings, considering the interest rate market conditions and possible tightening of liquidity condition resulting from the effects of the market disruptions starting in the latter half of 2007.

Net unrealized gains on available-for-sale securities decreased ¥1.84 trillion from ¥3.54 trillion at March 31, 2007 to ¥1.70 trillion at March 31, 2008. This decrease consisted of a ¥1.56 trillion decrease in net unrealized gains on marketable equity securities and a ¥0.28 trillion decrease in net unrealized gains on debt securities. The decrease in net unrealized gains of ¥1.56 trillion on marketable equity securities was mainly due to the decrease in stock prices which negatively affected our holdings of Japanese equity securities. The decrease in net unrealized gains on debt securities was mainly due to the appreciation of the Japanese yen against the US dollar that negatively affected the yen value of our foreign mortgage-backed securities and asset-backed securities. The decline in market prices of asset-backed securitization products due to the deterioration in credit markets was also a factor resulting in our reporting net unrealized losses on mortgage-backed securities and asset-backed securities.

The amortized cost of securities being held to maturity decreased ¥0.25 trillion compared to the previous fiscal year. The decrease was mainly due to the redemption of Japanese government bonds.

Cash and Due from Banks

Cash and due from banks at March 31, 2008 was ¥3.55 trillion, an increase of ¥1.12 trillion from ¥2.43 trillion at March 31, 2007. The increase was primarily due to an increase in our deposit balance with the Bank of Japan, resulting from an increase in our total balance of time deposits.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions. Interest-earning deposits in other banks at March 31, 2008 were ¥5.80 trillion, an increase of ¥0.28 trillion from ¥5.52 trillion at March 31, 2007. This increase primarily reflected an increase in released funds in Euro-yen markets.

Goodwill

Goodwill at March 31, 2008 was ¥0.97 trillion, a decrease of ¥0.80 trillion from ¥1.77 trillion at March 31, 2007. This decrease was mainly because goodwill impairment loss of ¥816.3 billion was recognized for the fiscal year ended March 31, 2008, compared to no impairment for the previous fiscal year. For further information, see “—A. Operating Results—Impairment of goodwill.”

Deferred Tax Assets

Deferred tax assets increased ¥0.35 trillion, from ¥0.51 trillion at March 31, 2007 to ¥0.86 trillion at March 31, 2008. This increase was primarily due to a decrease in deferred tax liabilities related to a decline in net unrealized gains on investment securities, which was partly offset by a decrease in deferred tax assets for utilized operating loss carryforwards and an additional valuation allowance related to operating loss carryforwards that were no longer deemed to be “ more likely than not” to be realized due to a decline in estimated future taxable income resulting from the downturn in financial and banking businesses caused by disruptions in the global financial markets.

Total Liabilities

At March 31, 2008, total liabilities were ¥145.41 trillion, an increase of ¥0.49 trillion from ¥144.92 trillion at March 31, 2007. This increase primarily reflected increases of ¥2.01 trillion in total deposits and ¥0.73 trillion in payables under repurchase agreements which offset decreases of ¥0.81 trillion in payables under securities lending transactions, ¥0.73 trillion in other short-term borrowings and ¥0.61 trillion in long-term debt.

The appreciation of the Japanese yen against the US dollar and other foreign currencies during the fiscal year ended March 31, 2008 decreased the Japanese yen amount of foreign currency-denominated liabilities by ¥8.71 trillion.

Deposits

Deposits are our primary source of funds. Total average balance of deposits increased ¥2.78 trillion from ¥110.71 trillion for the fiscal year ended March 31, 2007 to ¥113.49 trillion for the fiscal year ended March 31, 2008, reflecting an increase of ¥3.47 trillion in average foreign interest-bearing deposits and an increase of ¥1.77 trillion in average domestic interest-bearing deposits, partially offset by a decrease of ¥2.10 trillion in average domestic non-interest-bearing deposits and a decrease of ¥0.37 trillion in average foreign non-interest-bearing deposits.

Domestic deposits decreased ¥0.03 trillion from ¥96.57 trillion at March 31, 2007 to ¥96.54 trillion at March 31, 2008, while foreign deposits increased ¥2.05 trillion from ¥16.81 trillion at March 31, 2007 to ¥18.86 trillion at March 31, 2008. As for domestic deposits, the balance of non-interest bearing deposits decreased while interest-bearing deposits increased, partially in response to the rising short-term interest rates that made interest-bearing deposits more attractive. The increase in foreign interest-bearing deposits was mainly due to the fact that large deposits from foreign central banks and government sponsored investment corporations increased in response to the recent difficult market conditions.

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

Short-term borrowings decreased ¥1.08 trillion from ¥13.05 trillion at March 31, 2007 to ¥11.97 trillion at March 31, 2008. This decrease was primarily attributable to decreases of ¥0.81 trillion in payables under securities lending transactions, ¥0.74 trillion in other short-term borrowings and ¥0.26 trillion in call money and funds purchased, partially offset by an increase of ¥0.73 trillion in payables under repurchase agreements. We reduced our short-term borrowings in general to maintain liquidity in our money market operations.

Long-term Debt

Long-term debt at March 31, 2008 was ¥11.65 trillion, a decrease of ¥0.61 trillion from ¥12.26 trillion at March 31, 2007. This decrease was mainly due to a decrease of ¥0.29 trillion in the balance of certain straight bonds issued by us, a decrease of ¥0.20 trillion in the balance of subordinated bonds and borrowings payable in US dollars and a decrease of ¥0.17 trillion in obligation under loan securitization transaction accounted for as secured borrowings by our subsidiaries. For further information, see Note 15 to our consolidated financial statements included elsewhere in this Annual Report.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have shown a historically high rollover rate among our corporate customers and individual depositors. As of March 31, 2008, our deposits of ¥115.40 trillion exceeded our loans, net of allowance for credit losses of ¥88.73 trillion, by ¥26.67 trillion. These deposits provide us with a sizable source of stable and low-cost funds. While approximately 47.0% of certificates of deposit and time deposits mature within three months, we continuously monitor relevant interest rate characteristics of these funds and utilize asset and liability management techniques to manage the possible impact of the rollovers on our net interest margin and liquidity. Our average deposits, combined with average shareholder’s equity, funded 78.2% of our average total assets of ¥155.53 trillion during the fiscal year ended March 31, 2008.

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

Total Shareholder’s Equity

The following table presents a summary of our total shareholder’s equity at March 31, 2007 and 2008:

	At March 31,
	2007	2008
	(in billions, except percentages)
Preferred stock	¥125.0	¥125.0
Common stock	872.0	872.0
Capital surplus	5,851.1	5,884.0
Retained earnings (Accumulated deficit)	216.3	(710.8)
Accumulated other changes in equity from nonowner sources, net of taxes	1,850.4	725.4
Loan receivable for constructive capital contribution from parent company	(228.5)	(228.5)
Parent company’s stock, at cost	(0.2)	(1.4)

Total shareholder’s equity	¥8,686.1	¥6,665.7

Ratio of total shareholder’s equity to total assets	5.65%	4.38%

Total shareholder’s equity decreased ¥2,020.4 billion, from ¥8,686.1 billion at March 31, 2007 to ¥6,665.7 billion at March 31, 2008. The ratio of total shareholder’s equity to total assets also showed a decrease of 1.27 percentage points from 5.65% at March 31, 2007 to 4.38% at March 31, 2008. The decrease in total shareholder’s equity, and the resulting decrease in the ratio to total assets, at March 31, 2008 were principally attributable to a decrease of ¥1,125.0 billion in accumulated other changes in equity from nonowner sources, net of taxes, and an increase of ¥927.1 billion in accumulated deficit. The decrease in accumulated other changes in equity from nonowner sources, net of taxes, was mainly due to declines in the Japanese stock market, which resulted in a decrease in net unrealized gain on investment securities available for sale. The increase in accumulated deficit was mainly due to our recording a net loss for the fiscal year ended March 31, 2008.

Due to our holdings of a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our shareholder’s equity. The following table presents information relating to the accumulated net unrealized gains, net of taxes, in respect of investment securities classified as available for sale at March 31, 2007 and 2008:

	At March 31,
	2007	2008
	(in billions, except percentages)
Accumulated net unrealized gains on investment securities available for sale	¥1,861.4	¥762.8
Accumulated net unrealized gains to total shareholder’s equity	21.43%	11.44%

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

Capital Requirements for Banking Institutions in Japan

A Japanese banking institution is subject to the minimum capital adequacy requirements both on a consolidated basis and a stand-alone basis, and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary under the control of another company. Under the Financial Services Agency’s guidelines, capital is classified into three tiers, referred to as Tier I, Tier II and Tier III capital. Our Tier I capital generally consists of shareholder’s equity items, including common stock, non-cumulative preferred stock, capital surplus, minority interests and retained earnings (which includes deferred tax assets), but recorded goodwill and other items, such as treasury stock, are deducted from Tier I capital. Our Tier II capital generally consists of the amount (up to a maximum of 0.6% of credit risk-weighted assets) by which eligible reserves for credit losses exceeds expected losses in the Internal Ratings Based approach, or the IRB approach, and general reserves for credit losses, subject to a limit of 1.25% of modified risk-weighted assets determined by the partial use of the Standardized Approach (including a phased rollout of the IRB approach), 45% of the unrealized gains on investment securities classified as “other securities,” 45% of the land revaluation excess, the balance of perpetual subordinated debt and the balance of subordinated term debt with an original maturity of over five years subject to certain limitations, up to 50% of Tier I capital. Our Tier III capital consists of short-term subordinated debt with an original maturity of at least two years, subject to certain limitations. At least 50% of the minimum capital requirements must be maintained in the form of Tier I capital.

The eligible regulatory capital set forth in the Financial Services Agency’s guidelines discussed above were modified as of March 31, 2007 to reflect the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework,” often referred to as “Basel II.”

As of March 31, 2007 and 2008, we have calculated our risk-weighted assets in accordance with Basel II. In determining capital ratios under Basel II, we adopted the Foundation Internal Ratings Based approach, or the FIRB approach, to reflect the credit risk in the risk-weighted assets. Under the FIRB approach, we generally take into account probability of default, or PD, applicable to borrower rating and PD, loss given default and exposure at default applicable to pool assignment. Market risk is reflected in the risk-weighted assets by applying the Internal Models Approach to calculate general market risk and the Standardized Methodology to calculate specific risk. Under the Internal Models Approach, we principally use a historical simulation model to calculate value-at-risk amounts by estimating the profit and loss on our portfolio by applying actual fluctuations in the market rates and prices over a fixed period in the past. Under Basel II, we newly reflected operational risk in the risk-weighted assets by applying the Standardized Approach. Specifically, operational risk capital charge is determined based on the amount of gross profit allocated to business lines multiplied by a factor ranging from 12% to 18%.

For additional discussion of the calculation of our capital ratios under Basel II, see Note 21 to our consolidated financial statements included elsewhere in this Annual Report.

Under the Japanese regulatory capital requirements, our consolidated capital components, including Tier I, Tier II and Tier III capital, and risk-weighted assets, are calculated from our consolidated financial statements prepared under Japanese GAAP.

For a detailed discussion of the capital adequacy guidelines adopted by the Financial Services Agency and proposed amendments, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital Adequacy.”

Capital Requirements for Banking Institutions in the United States

In the United States, UNBC and its banking subsidiary, Union Bank of California, N.A., or UBOC, our largest subsidiaries operating outside Japan, are subject to various regulatory capital requirements administered by US Federal banking agencies, including minimum capital requirements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, they must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under US regulatory accounting practices. Their capital amounts and prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

For a detailed discussion of the capital adequacy guidelines applicable to our US banking subsidiaries, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States—Bank Capital Requirements and Capital Distributions.”

Our Capital Ratios

The table below presents our consolidated total capital, risk-weighted assets and risk-adjusted capital ratios at March 31, 2007 and 2008 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency. The percentages in the tables below are rounded down).

The consolidated total capital, risk-weighted assets and risk-adjusted capital ratios at March 31, 2007 have been restated. For further information, see Note 21 to our consolidated financial statements included elsewhere in this Annual Report.

	At March 31,		Minimum capital ratios required
	2007 (Restated)	2008
	(in billions, except percentages)
Capital components:
Tier I capital	¥6,975.6	¥7,037.6
Tier II capital (qualifying capital)	4,940.6	3,917.6
Tier III capital (qualifying capital)	—	—
Deductions from total qualifying capital	314.2	344.1

Total capital	¥11,602.0	¥10,611.1

Risk-weighted assets	¥90,804.1	¥94,686.9
Capital ratios:
Tier I capital	7.68%	7.43%	4.00%
Total risk-adjusted capital	12.77	11.20	8.00

Our Tier I capital ratio and total risk-adjusted capital ratio at March 31, 2008 were 7.43% and 11.20%, respectively. The decrease in total risk-adjusted capital ratio was mainly due to a decrease in Tier II capital resulting from the decrease in the amount of unrealized gains on investment securities and an increase in risk-weighted assets for credit risk.

Capital Ratios of Our Banking Subsidiaries in the United States

The table below presents the risk-adjusted capital ratios of UNBC and UBOC at December 31, 2006 and 2007:

	At December 31,		Minimum capital ratios required	Ratios OCC requires to be “well-capitalized”
	2006	2007
UNBC:
Tier I capital (to risk-weighted assets)	8.68%	8.30%	4.00%	—
Tier I capital (to quarterly average assets)(1)	8.44	8.27	4.00	—
Total capital (to risk-weighted assets)	11.71	11.21	8.00	—
UBOC:
Tier I capital (to risk-weighted assets)	8.46%	8.20%	4.00%	6.00%
Tier I capital (to quarterly average assets)(1)	8.25	8.20	4.00	5.00
Total capital (to risk-weighted assets)	10.69	10.38	8.00	10.00

Note:

(1)	Excludes certain intangible assets.

Management believes that, as of December 31, 2007 and June 30, 2008, UNBC and UBOC met all capital adequacy requirements to which they are subject.

As of December 31, 2007, the Office of the Comptroller of the Currency categorized UBOC as “well-capitalized.” To be categorized as “well capitalized,” UBOC must maintain minimum ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to quarterly average assets (the Leverage ratio) as set forth in the table. There are no conditions or events since that notification that management believes have changed UBOC’s category.

Non-exchange Traded Contracts Accounted for at Fair Value

The use of non-exchange traded or over-the-counter contracts provides us with the ability to adapt to the varied requirements of a wide customer base while mitigating market risks. Non-exchange traded contracts are accounted for at fair value, which is generally based on pricing models or quoted market prices for instruments with similar characteristics. Gains or losses on non-exchange traded contracts are included in “Trading account profits—net” in our consolidated statements of operations. The following table summarizes the changes in fair value of non-exchange traded contracts for the fiscal years ended March 31, 2007 and 2008:

	Fiscal years ended March 31,
	2007	2008
	(in millions)
Net fair value of contracts outstanding at beginning of fiscal year	¥980	¥3,359
Changes attributable to contracts realized or otherwise settled during the fiscal year	2	—
Fair value of new contracts when entered into during the fiscal year	2,694	621
Other changes in fair value, principally revaluation at end of fiscal year	(317)	4,525

Net fair value of contracts outstanding at end of fiscal year	¥3,359	¥8,505

During the fiscal year ended March 31, 2008, the fair value of non-exchange traded contracts increased primarily due to a widening of the credit spread that composed our credit default options for the purpose of hedging our credit risks of the loan portfolio.

The following table summarizes the maturities of non-exchange traded contracts at March 31, 2008:

	Net fair value of contracts—unrealized gains
	Prices actively quoted	Prices based on models and other valuation methods
	(in millions)
Maturity after 1 year through 3 years	¥—	¥2,121
Maturity after 3 years through 5 years	—	6,384

Total fair value	¥—	¥8,505

C.    Research and Development, Patents and Licenses, etc.

Not applicable.

D.    Trend Information

See the discussions in “—A. Operating Results” and “—B. Liquidity and Capital Resources.”

E.    Off-balance-sheet Arrangements

In the normal course of our business, we engage in several types of off-balance-sheet arrangements to meet the financing needs of our customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The following table summarizes these commitments at March 31, 2008:

	Amount of commitment by expiration period
	1 year or less	1-5 years	Over 5 years	Total
	(in billions)
Guarantees:
Standby letters of credit and financial guarantees	¥2,269	¥1,524	¥1,422	¥5,215
Performance guarantees	1,450	703	137	2,290
Derivative instruments	19,771	17,792	2,539	40,102
Other	720	—	—	720

Total guarantees	24,210	20,019	4,098	48,327

Other off-balance-sheet instruments:
Commitments to extend credit	38,574	16,125	1,359	56,058
Commercial letters of credit	752	9	1	762
Commitments to make investments	38	13	54	105
Other	4	—	—	4

Total other off-balance-sheet instruments	39,368	16,147	1,414	56,929

Total	¥63,578	¥36,166	¥5,512	¥105,256

See Note 24 to our consolidated financial statements included elsewhere in this Annual Report for a description of the nature of our guarantees and other off-balance-sheet instruments.

The contractual amounts of these guarantees and other off-balance-sheet instruments represent the amounts at risk should the contracts be fully drawn upon with a subsequent default by our customer and a decline in the value of the underlying collateral. Because many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. At March 31, 2008, approximately 61% of these commitments will expire within one year, 34% from one year to five years and 5% after five years. Such risks are monitored and managed as a part of our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.” In addition, in accordance with SFAS No. 5, we evaluate off-balance-sheet arrangement in the manner described in Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

In the aggregate, the income generated from fees and commissions is one of our most important sources of revenue. Such income amounted to ¥803.8 billion during the fiscal year ended March 31, 2008, accounting for approximately 66% of our non-interest income which amounted to ¥1,213.6 billion for the fiscal year. However, the fees generated specifically from off-balance-sheet arrangements are not a dominant source of our fees and commissions.

Some of our off-balance-sheet arrangements are related to activities of special purpose entities, most of which are VIEs.

The following table presents, by type of VIE, the total assets of non-consolidated VIEs and the maximum exposures to non-consolidated VIEs at March 31, 2007 and 2008. The total assets of non-consolidated VIEs and the maximum exposure to non-consolidated VIEs at March 31, 2007 have been restated. For further information, see Note 25 to our consolidated financial statements included elsewhere in this Annual Report.

	2007		2008
Non-Consolidated VIEs	Assets (Restated)	Maximum exposure (Restated)	Assets	Maximum exposure
	(in billions)
Asset-backed commercial paper conduits	¥10,988.4	¥1,991.8	¥11,044.7	¥1,781.2
Securitization conduits of client properties	2,009.6	476.7	2,354.3	606.1
Investment funds	33,599.8	1,136.7	43,124.6	950.2
Special purpose entities created for structured financing	26,111.8	2,066.4	25,553.6	2,607.4
Repackaged instruments	97,449.9	2,681.8	97,932.1	3,517.7
Others	14,752.7	1,544.7	15,493.3	1,557.6

Total	¥184,912.2	¥9,898.1	¥195,502.6	¥11,020.2

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

Securitization Conduits of Client Properties

We are involved with several conduits that acquire assets, such as real estate, from third-party customers (“property sellers”) with the property sellers continuing to use the acquired real estate through lease-back agreements. The equity of the conduits is provided by the property sellers but such equity holders have no ability to make decisions about the activities of the conduits. Thus, we consider those conduits to be VIEs. The assets acquired by these conduits are generally funded by borrowings from us or third parties.

Investment Funds

We hold investments and loans in various investment funds that collectively invest in equity and debt securities including listed Japanese securities and investment grade bonds, and, to a limited extent, securities and other interests issued by companies, including in a start-up or restructuring stage. Such investment funds are managed by investment advisory companies or fund management companies that make investment decisions and administer the funds.

We occasionally sell assets such as nonperforming loans to these funds, in particular the Corporate Recovery Fund, when we believe that such sale may improve our asset quality.

Corporate Recovery Fund.    We have non-controlling equity interests in corporate recovery funds whose principal business purpose is to generate profits by investing in companies in the process of restructuring and then, typically, to sell these investments after the companies complete their restructurings. Such funds purchase nonperforming loans from us or others and in some cases acquire majority ownership in the borrower companies by means of a debt-for-equity swap. Our non-voting interests in these funds amounted to ¥20.3 billion at March 31, 2007 and ¥45.2 billion at March 31, 2008, respectively. In addition, at March 31, 2008, we had commitments to make additional contributions up to ¥8.1 billion to these funds.

We sold to corporate recovery funds nonperforming loans with an aggregate net book value of ¥1.7 billion for ¥0.3 billion during the fiscal year ended March 31, 2007. For a detailed discussion on additional provisions for credit losses associated with the sale of such loans, see “—B. Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

Venture Capital Fund.    We own non-controlling equity interests in investment funds managed by fund management companies who have discretionary investment powers. These funds seek to invest in start-up companies or companies that are rapidly developing. We made contributions to these funds amounting to ¥459.7 billion at March 31, 2008. At March 31, 2008, in accordance with the applicable limited partnership agreements, we had commitments to make additional contributions up to ¥81.3 billion when required by the fund management companies.

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

Special Purpose Entities Created for Structured Financing

We extend non-recourse asset-backed loans to special purpose entities, which hold beneficial interests primarily in real properties, to provide financing for special purpose projects including real estate development and natural resource development managed by third parties.

We generally act as a member of a lending group and do not have any equity investment in the entities, which is typically provided by project owners. For most of these financings, the equity provided by the project owners is of sufficient level to absorb expected losses, while expected residual returns to the owners are arranged to be the most significant among all returns. Accordingly, we have determined that we are not the primary beneficiary of most of these entities. However, in transactions with entities whose investments at risk are exceptionally thin, where we provide most of the financing, we are ultimately required to consolidate this type of entity.

Repackaged Instruments

We have two types of relationships with special purpose entities that repackage financial instruments to create new financial instruments.

We provide repackaged instruments with features that meet the customers’ needs and preferences through special purpose entities. We purchase financial instruments such as bonds and transfer them to special purpose entities which then issue new instruments. The special purpose entities may enter into derivative transactions including interest rate and currency swaps with us or other financial institutions to modify the cash flows of the underlying financial instruments. We underwrite and market the new instruments issued by the special purpose entities to our customers.

We also invest in repackaged instruments arranged and issued by third parties.

Other Types of VIEs

We are also a party to other types of VIEs including special purpose entities created to hold assets on our behalf as an intermediary.

We identified borrowers that were determined to be VIEs due to an insufficient level of equity. We have determined that we are not the primary beneficiary of most of these borrowers because of our limited exposure as a lender to such borrowers. Such borrowers engage in diverse business activities of various sizes in industries such as manufacturing, distribution, construction and real estate development, independently from us.

F.    Tabular Disclosure of Contractual Obligations

In the normal course of our business, we enter into contractual agreements whereby we commit to future purchases of products or services from unaffiliated parties. The following table shows a summary of our contractual obligations at March 31, 2008:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	Over 5 years	Total
	(in billions)
Contractual obligations:
Time deposit obligations	¥42,917	¥4,809	¥920	¥102	¥48,748
Long-term debt obligations	1,866	2,996	1,909	4,744	11,515
Capital lease obligations	72	46	13	5	136
Operating lease obligations	30	39	20	30	119
Purchase obligations	5	2	6	62	75

Total(1)(2)	¥44,890	¥7,892	¥2,868	¥4,943	¥60,593

Notes:

(1)	The total amount of expected future pension payments is not included in the above table or the total amount of commitments outstanding at March 31, 2008 as such amount is not currently determinable. We expect to contribute approximately ¥43.7 billion to the plan assets for the pension benefits and other benefits for our employees for the fiscal year ending March 31, 2009. For further information, see Note 16 to our consolidated financial statements included elsewhere in this Annual Report.
(2)	The above table does not include unrecognized tax benefits and interest and penalties related to income tax associated with FIN No. 48. For further information, see Note 11 to our consolidated financial statements included elsewhere in this Annual Report.

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

A.    Directors and Senior Management

The following table sets forth the members of our board of directors as of July 31, 2008, together with their respective dates of birth and positions. The terms of office of all directors will expire at the close of the ordinary general meeting of shareholders to be held in 2009.

Name (Date of Birth)	Positions at BTMU	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ
Nobuo Kuroyanagi (December 18, 1941)	Chairman (Representative Director)	April 1965 June 1992 April 1996 June 1996 June 2001 June 2002 June 2004 October 2005 January 2006 April 2008

Joined Mitsubishi Bank

Director of Mitsubishi Bank

Director of BTM

Managing Director of BTM

Managing Executive Officer of BTM

Deputy President of BTM

President of BTM

President and CEO of MUFG (current)

President of BTMU

Chairman of BTMU (current)

Director of Isetan Mitsukoshi Holdings Ltd. (current)

Takamune Okihara (July 11, 1951)	Deputy Chairman (Representative Director)	April 1974 March 2001 January 2002 May 2003 May 2004 January 2006 April 2008

Joined Sanwa Bank

Executive Officer of Sanwa Bank

Executive Officer of UFJ Bank

Senior Executive Officer of UFJ Bank

President and CEO of UFJ Bank

Deputy President of BTMU

Deputy Chairman and in charge of the Internal Audit & Credit Examination Division of BTMU (current)

Katsunori Nagayasu (April 6, 1947)	President (Representative Director)	May 1970 June 1997 June 2000 October 2001 June 2002 January 2005 May 2005 January 2006 April 2008

Joined Mitsubishi Bank

Director of BTM

Managing Director of Nippon Trust Bank

Managing Director of Mitsubishi Trust and Banking Corporation

Managing Director of BTM

Senior Managing Director of BTM

Deputy President of BTM

Deputy President of BTMU

President in charge of the Business & Systems Integration Division of BTMU (current)

Director of MUFG (current)

Ryuichi Murata (April 12, 1948)	Deputy President (Representative Director)	April 1971 June 1998 June 2001 May 2002 June 2003 January 2006 May 2006 May 2007

Joined Mitsubishi Bank

Director of BTM

Executive Officer of BTM

Managing Executive Officer of BTM

Managing Director of BTM

Senior Managing Director of BTMU

Deputy President of BTMU

Deputy President in charge of Western Region of Japan of BTMU (current)

Name (Date of Birth)	Positions at BTMU	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ
Kazuo Sassa (April 7, 1947)	Deputy President (Representative Director)	April 1970 June 1998 April 2000 June 2000 January 2002 May 2004 January 2006 May 2007

Joined Tokai Bank

Executive Officer of Tokai Bank

Managing Executive Officer of Tokai Bank

Managing Director of Tokai Bank

Senior Executive Officer of UFJ Bank

Director and Senior Executive Officer of UFJ Bank

Senior Managing Director of BTMU

Deputy President in charge of Central Region of Japan of BTMU (current)

Takao Kawanishi (November 23, 1948)	Deputy President (Representative Director)	April 1972 June 1999 April 2001 January 2002 May 2003 May 2004 January 2006 October 2007 April 2008

Joined Sanwa Bank

Executive Officer of Sanwa Bank

Executive Officer of UFJ Holdings

Managing Executive Officer of UFJ Bank

Senior Executive Officer of UFJ Bank

Director and Senior Executive Officer of UFJ Bank

Managing Director of BTMU

Senior Managing Director of BTMU

Deputy President and Chief Executive of the Corporate Banking Business Unit of BTMU (current)

Managing Officer and Group Head, Integrated Corporate Banking Business Group of MUFG (current)

Tatsuo Tanaka (September 19,1949)	Deputy President (Representative Director)	April 1973 June 2001 May 2004 January 2006 April 2008

Joined Bank of Tokyo

Executive Officer of BTM

Managing Executive Officer of BTM

Managing Executive Officer of BTMU

Senior Managing Executive Officer of BTMU

Managing Officer and Deputy Group Head, Integrated Corporate Banking Business Group of MUFG (current)

		June 2008	Deputy President and Chief Executive of the Global Business Unit of BTMU (current)

Ryusaburo Harasawa (January 30, 1951)	Managing Director (Representative Director)	April 1974 June 2001 May 2005 June 2005 January 2006

Joined Mitsubishi Bank

Executive Officer of BTM

Managing Executive Officer of BTM

Managing Director of BTM

Managing Director in charge of the eBusiness and IT Initiatives Division, and Chief Executive, Operations and Systems Unit of BTMU (current)

		April 2006	Managing Officer in charge of the Operations & Systems Planning Division of MUFG (current)

Name (Date of Birth)	Positions at BTMU	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ
Nobuyuki Hirano (October 23, 1951)	Managing Director (Representative Director)	April 1974 June 2001 May 2005 June 2005 October 2005 January 2006 April 2007

Joined Mitsubishi Bank

Executive Officer of BTM

Managing Executive Officer of BTM

Managing Director of BTM

Director of MUFG (current)

Managing Director of BTMU

Managing Director in charge of the Corporate Administration Division, the Corporate Planning Division, the Public Relations Division and the Customer Satisfaction Planning Division of BTMU (current)

Takashi Hara (August 24, 1951)	Managing Director (Representative Director)	April 1975 January 2002 May 2005 January 2006 June 2008	Joined Sanwa Bank Executive Officer of UFJ Bank Managing Executive Officer of UFJ Bank Managing Executive Officer of BTMU Managing Director in charge of the Human Resources Division of BTMU (current)

Junichi Itoh (November 26, 1950)	Managing Director (Representative Director)	April 1975 June 2002 May 2005 June 2005 January 2006 April 2007 May 2007

Joined Mitsubishi Bank

Executive Officer of BTM

Managing Executive Officer of BTM

Managing Director of BTM

Managing Director of BTMU

Managing Director and Chief Compliance Officer of BTMU (current)

Managing Officer and Deputy Chief Compliance Officer of MUFG (current)

Takashi Nagaoka (March 3, 1954)	Managing Director (Representative Director)	April 1976 June 2003 January 2006 May 2006 April 2008

Joined Mitsubishi Bank

Executive Officer of BTM

Executive Officer of BTMU

Managing Executive Officer of BTMU

Managing Executive Officer and Group Head, Integrated Retail Banking Business Group of MUFG (current)

		June 2008	Managing Director and Chief Executive, Retail Banking Business Unit of BTMU (current)

Takeshi Ogasawara (August 1,1953)	Managing Director (Representative Director)	April 1977 May 2004 January 2006 May 2007 June 2008

Joined Tokai Bank

Director and Executive Officer of UFJ Bank

Executive Officer of BTMU

Managing Executive Officer of BTMU

Managing Director in charge of the Corporate Risk Management Division, the Information Security Management Division and the Credit Policy & Planning Division (current)

Name (Date of Birth)	Positions at BTMU	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ
Hitoshi Suzuki (January 8, 1954)	Managing Director (Representative Director)	April 1977 June 2005 January 2006 April 2008 June 2008	Joined Mitsubishi Bank Executive Officer of BTM Executive Officer of BTMU Managing Executive Officer of BTMU Managing Director and Chief Executive, the Global Markets Unit of BTMU (current)

Hiroshi Saito (July 13, 1951)	Director (Outside Director)	April 1974 June 2002 October 2005 June 2006 June 2007

Joined Mitsubishi Trust and Banking Corporation

Executive officer of Mitsubishi Trust and Banking Corporation

Executive officer of MUTB

Managing Director of MUTB

Director of BTMU (current)

Senior Managing Director and Chief Financial Officer of MUFG (current)

Kunio Ishihara (October 17, 1943)	Director (Outside Director)	April 1966 June 1995	Joined The Tokio Marine and Fire Insurance Company Limited Director of The Tokio Marine and Fire Insurance Company Limited
		June 1998	Managing Director of The Tokio Marine and Fire Insurance Company Limited
		June 2000	Senior Managing Director of The Tokio Marine and Fire Insurance Company Limited
		June 2001	President of The Tokio Marine and Fire Insurance Company Limited
		April 2002	President of Millea Holdings, Inc.
		October 2004	President of Tokio Marine & Nichido Fire Insurance Co., Ltd.
		January 2006	Director of BTMU (current)
		June 2007	Chairman of the Board of Tokio Marine & Nichido Fire Insurance Co., Ltd. (current)
Chairman of the Board of Millea Holdings, Inc.
		July 2008	Chairman of the Board of Tokio Marine Holdings, Inc. (formerly Millea Holdings, Inc.) (current)

Teruo Ozaki (December 29, 1944)	Director (Outside Director)	November 1974 January 2002 October 2003 March 2004	Registered as a certified public accountant Deputy Managing Partner of Asahi & Co. Managing Partner of Teruo Ozaki & Co. (current) Corporate Auditor of Kirin Holdings Company, Limited (current)
		June 2004	Corporate Auditor of Tokai Rubber Industries, Ltd. (current)
		August 2004	CEO, President of Andersen Business Associates Inc. (current)
		October 2004	Director of UFJ Bank
		June 2005	Director of Daikyo Incorporated (current)
		January 2006	Director of BTMU
		June 2006	Director of Orix Corporation (current)

The following table sets forth our corporate auditors as of July 31, 2008, together with their respective dates of birth and positions.

Name (Date of Birth)	Positions at BTMU	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ
hTatsunori Imagawa (October 15, 1943)	Corporate Auditor (full-time)	April 1966 June 1993 April 1996 May 1997 June 2002 May 2003 April 2004 October 2005 June 2006 April 2007

Joined Mitsubishi Bank

Director of Mitsubishi Bank

Director of BTM

Managing Director of BTM

Senior Managing Director of BTM

Senior Managing Director of MTFG

Deputy President of MTFG

Deputy President of MUFG

Corporate Auditor of BTMU (current)

Corporate Auditor of Mitsubishi UFJ Lease & Finance Company Limited (current)

†Tadashi Yanagisawa (June 10, 1946)	Corporate Auditor (full-time)	April 1972 June 1999 June 2001 May 2003 January 2006	Joined Bank of Tokyo Director of BTM Executive Officer of BTM Managing Executive Officer of BTM Corporate Auditor of BTMU (current)

hAkira Enomoto (June 1, 1953)	Corporate Auditor (full-time)	April 1977 September 2004 January 2006 June 2006	Joined Tokai Bank Executive Officer of UFJ Bank Executive Officer of BTMU Corporate Auditor of BTMU (current)

‡ Hiroshi Sato (January 2, 1958)	Corporate Auditor (full-time)	April 1980 June 2007 June 2008	Joined Mitsubishi Bank Executive Officer of BTMU Corporate Auditor of BTMU (current)

‡ Tsutomu Takasuka (February 11, 1942)	Corporate Auditor (full-time)	April 1967 April 2004 October 2004 June 2005 October 2005 January 2006

Registered as a certified public accountant

Professor at Bunkyo Gakuin University (current)

Corporate Auditor of BTM

Corporate Auditor of MTFG

Corporate Auditor of MUFG (current)

Corporate Auditor of BTMU (current)

† Kotaro Muneoka (October 30, 1940)	Corporate Auditor	April 1964 June 1997 April 1999 April 2001 June 2001 June 2003 June 2005 January 2006

Joined Hitachi, Ltd.

Board Director of Hitachi, Ltd.

Senior Managing Director of Hitachi, Ltd.

Board Director of Hitachi, Ltd.

Corporate Auditor of Hitachi, Ltd.

Board Director Member of Audit Committee of Hitachi, Ltd.

Director of Hitachi High-Technologies Corporation (current)

Corporate Auditor of BTMU (current)

		June 2007	Chairman of Hitachi Software Engineering Co., Ltd. (current) Advisor of Hitachi, Ltd. (current)

Name (Date of Birth)	Positions at BTMU	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ
†Yoshiharu Hayakawa (February 23, 1948)	Corporate Auditor	August 1973 November 1997 June 2000 September 2005 January 2006 June 2007 December 2007

Registered as a certified public accountant

Representative of Kasumi Empowerment Research Institute

Corporate Auditor of Key Coffee Inc. (current)

Corporate Auditor of UFJ Bank

Corporate Auditor of BTMU (current)

Director of Mitsui Fudosan Co., Ltd. (current)

Director of Pasona Group Inc. (current)

‡Tetsuya Nakagawa (September 24, 1951)	Corporate Auditor	April 1977 April 2004	Registered as an attorney-at-law Professor at the Law School of Kokugakuin University (current)
		June 2004	Corporate Auditor of BTM
		January 2006	Corporate Auditor of BTMU (current)

†	Term expires at the close of the ordinary general meeting of shareholders to be held in 2009.

h	Term expires at the close of the ordinary general meeting of shareholders to be held in 2010.

‡	Term expires at the close of the ordinary general meeting of shareholders to be held in 2012.

B.    Compensation

The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by BTMU and our subsidiaries during the fiscal year ended March 31, 2008 to our directors and corporate auditors was ¥848 million and ¥186 million, respectively.

Prior to June 27, 2008, in accordance with customary Japanese practice, when a director or corporate auditor retired, a proposal to pay a retirement allowance was submitted at the shareholder’s general meeting for approval. The retirement allowance consisted of a one-time payment of a portion of the allowance paid at the time of retirement and periodic payments of the remaining amount for a prescribed number of years. After the shareholder’s approval was obtained, the retirement allowance for a director or corporate auditor was fixed by the board of directors or by consultation among the corporate auditors in accordance with our internal regulations and practice and generally reflected the position of the director or corporate auditor at the time of retirement, the length of his service as a director or corporate auditor and his contribution to our performance. BTMU did not set aside reserves for any retirement payments for directors and corporate auditors. The aggregate amount of allowance paid by BTMU and its subsidiaries during the fiscal year ended March 31, 2008 to our directors and corporate auditors who have retired from their respective positions held at BTMU, or if such directors and corporate auditors concurrently held positions at BTMU’s subsidiaries, who have retired from such positions, was ¥615 million.

BTMU has elected to discontinue its practice of paying a retirement allowance to its directors and corporate auditors as of June 27, 2007. BTMU, however, obtained a one-time shareholder’s approval on June 27, 2007 for the incumbent directors and corporate auditors (except for those newly elected at the shareholder’s meeting on June 27, 2007) to be paid a lump sum retirement allowance up to an aggregate amount of ¥2.5 billion in the future at the time of their retirement. Of this amount, ¥2,328 million remain to be paid. BTMU set aside a reserve in the same amount for such retirement allowances. BTMU also continues to pay retirement allowances to its directors and corporate auditors who retired prior to the discontinuation of the practice of paying retirement allowances for the prescribed number of years under its prior practice.

As part of our compensation structure, a stock-based compensation plan that includes our directors and corporate auditors was approved on June 27, 2007. On November 21, 2007, the board of directors adopted a plan entitled “First Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.” that includes our directors, corporate auditors and certain of our officers. Under the stock-based compensation plan, on December 6, 2007, an aggregate of 4,136 stock acquisition rights were allotted to our directors and an aggregate of 741 stock acquisition rights were allotted to our corporate auditors for their respective services to BTMU and its subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per common share. The stock acquisition rights were subject to a one-year vesting period. The rights are exercisable until December 5, 2037, but only after the date on which a grantee’s service to BTMU terminates. The fair value of each stock acquisition right was ¥103,200.

As part of our compensation structure, on June 26, 2008, the board of directors adopted another stock-based compensation plan entitled “Second Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.” that includes our directors, corporate auditors and certain of our officers. Under the stock-based compensation plan, on July 15, 2008, an aggregate of 4,061 stock acquisition rights were allotted to our directors and an aggregate of 818 stock acquisition rights were allotted to our corporate auditors for their respective services to BTMU and its subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per common share. The stock acquisition rights are subject to a one-year vesting period. The rights are exercisable until July 14, 2038, but only after the date on which a grantee’s service to BTMU terminates. The fair value of each stock option was ¥92,300.

Additionally BTMU obtained shareholder approval for a bonus plan for our directors on June 26, 2008. Within one year of the shareholder approval BTMU may pay up to an aggregate of ¥350 million in cash to our directors other than the outside directors. The specific amount of the bonus and other details of the program have not yet been determined but will be determined by taking into consideration BTMU’s performance, each director’s contribution to BTMU’s performance, and other factors.

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

We currently have 17 directors, including three outside directors. Our board of directors has ultimate responsibility for the administration of our affairs. Our board of directors is empowered to appoint by resolution representative directors from among the directors who may represent us severally. Our board of directors shall and may also appoint from their members by resolution a chairman, a deputy chairman, a president, deputy presidents, senior managing directors and managing directors. Deputy presidents assist the president. Senior managing directors and the managing directors assist the president and deputy presidents, if any, in the management of our day-to-day business.

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

D.    Employees

As of March 31, 2008, we had approximately 59,100 employees, compared to approximately 60,100 as of March 31, 2007 and 60,400 as of March 31, 2006. In addition, as of March 31, 2008, we had approximately 37,900 part-time and temporary employees. The following tables show the percentages of our employees in our different business units and geographically, as of March 31, 2008. Most of our employees are members of our employee’s union, which negotiates on behalf of employees in relation to remuneration and working conditions.

Business unit
Retail Banking Business Unit	31%
Corporate Banking Business Unit	16
Global Business Unit	32
Global Markets Unit	2
Operations and Systems Unit	12
Corporate Center/Independent Divisions	7

100%

Location
Japan	67%
United States of America	21
Europe	2
Asia/Oceania excluding Japan	9
Other areas	1

100%

E.    Share Ownership

All of our outstanding shares of common stock and preferred stock are directly or indirectly owned by Mitsubishi UFJ Financial Group, Inc.

Item 7.	Major Shareholders and Related Party Transactions.

A.    Major Shareholders

Common Stock

All of our issued shares of common stock are directly or indirectly owned by Mitsubishi UFJ Financial Group, Inc. The holders of our common stock appearing on the register of shareholders as of March 31, 2008, and the number and the percentage of such shares held by them, were as follows:

Name	Number of shares held	Percentage of total shares in issue
Mitsubishi UFJ Financial Group, Inc.(1) (3)	10,251,161,942	99.93%
Mitsubishi UFJ Trust and Banking Corporation(1)(2)	6,800,000	0.07

Total	10,257,961,942	100.00%

Notes:

(1)	Japanese resident
(2)	A wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc.
(3)	Subsequent to March 31, 2008, on August 1, 2008, we acquired 17,700,000 shares of class 3 preferred shares held by Mitsubishi UFJ Financial Group, Inc. and in exchange issued 43,895,180 shares of our common stock to Mitsubishi UFJ Financial Group, Inc.

Preferred Shares

All of our issued preferred shares have no voting rights except as otherwise provided by law or by other provisions of our Articles of Incorporation. The holders of our preferred shares appearing on the register of shareholders as of March 31, 2008, and the number and the percentage of such shares held by them, were as follows:

First series class 2 preferred shares

Name	Number of shares held	Percentage of total shares in issue
Mitsubishi UFJ Financial Group, Inc.	100,000,000	100.00%

Total	100,000,000	100.00%

First series class 3 preferred shares

Name	Number of shares held	Percentage of total shares in issue
Mitsubishi UFJ Financial Group, Inc.(1)	17,700,000	65.56%
Bank of Tokyo-Mitsubishi UFJ (treasury stocks)(1)	9,300,000	34.44

Total	27,000,000	100.00%

Notes:

(1)	Subsequent to March 31, 2008, on August 1, 2008, we acquired 17,700,000 shares of class 3 preferred shares held by Mitsubishi UFJ Financial Group, Inc. and in exchange issued 43,895,180 shares of our common stock to Mitsubishi UFJ Financial Group, Inc.

First series class 4 preferred shares

Name	Number of shares held	Percentage of total shares in issue
Bank of Tokyo-Mitsubishi UFJ (treasury stocks)	79,700,000	100.00%

Total	79,700,000	100.00%

First series class 5 preferred shares

Name	Number of shares held	Percentage of total shares in issue
Bank of Tokyo-Mitsubishi UFJ (treasury stocks)	150,000,000	100.00%

Total	150,000,000	100.00%

First series class 6 preferred shares

Name	Number of shares held	Percentage of total shares in issue
Mitsubishi UFJ Trust and Banking Corporation	1,000,000	100.00%

Total	1,000,000	100.00%

B.    Related Party Transactions

We had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2008, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial, and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features. In addition, we enter into various arrangements with Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities, our affiliates, which, like us, are wholly-owned subsidiaries of Mitsubishi UFJ Financial Group, Inc.

None of our directors or corporate auditors, and none of the close members of their respective families, has had any transactions or has any presently proposed transactions that are material or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be, a party.

No loans have been made to our directors or corporate auditors other than in the normal course of business, on normal commercial terms and conditions involving the normal risk of collectibility, and presenting normal features. In addition, since July 2002, no loans have been made to our directors or corporate auditors other than as permitted under Section 13(k) of the US Securities Exchange Act and Rule 13k-1 promulgated thereunder.

No family relationship exists among any of our directors or corporate auditors. No arrangement or understanding exists between any of our directors or corporate auditors and any other person pursuant to which any director or corporate auditor was elected to their position with us.

As part of our compensation structure, a stock-based compensation plan that includes our directors and corporate auditors was approved on June 27, 2007. On November 21, 2007, the board of directors adopted a plan entitled “First Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.” that includes our directors, corporate auditors and certain of our officers. Under the stock-based compensation plan, on December 6, 2007, an aggregate of 4,136 stock acquisition rights were allotted to our directors and an aggregate of 741 stock acquisition rights were allotted to our corporate auditors for their respective services to BTMU and its subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per common share. The stock acquisition rights were subject to a one-year vesting period. The rights are exercisable until December 5, 2037, but only after the date on which a grantee’s service to BTMU terminates. The fair value of each stock acquisition right was ¥103,200.

As part of our compensation structure, on June 26, 2008, the board of directors adopted another stock-based compensation plan entitled “Second Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.” that includes our directors, corporate auditors and certain of our officers. Under the stock-based compensation plan, on July 15, 2008, an aggregate of 4,061 stock acquisition rights were allotted to our directors and an aggregate of 818 stock acquisition rights were allotted to our corporate auditors for their respective services to BTMU and its subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per common share. The stock acquisition rights are subject to a one-year vesting period. The rights are exercisable until July 14, 2038, but only after the date on which a grantee’s service to BTMU terminates. The fair value of each stock option was ¥92,300.

C.    Interests of Experts and Counsel

Not applicable

Item 8.	Financial Information.

A.    Consolidated Statements and Other Financial Information

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report and in “Selected Statistical Data” starting on page A-1 of this Annual Report.

Legal Proceedings

From time to time, we are involved in various litigation matters. Although the final resolution of any such matters could have a material effect on our consolidated operating results for a particular reporting period, based on our current knowledge and consultation with legal counsel, we believe the current litigation matters, when ultimately determined, will not have a material adverse effect on our results of operations and financial position.

Distributions

Our board of directors submits a recommendation for an annual dividend for our shareholders’ approval at the ordinary general meeting of shareholders customarily held in June of each year. The annual dividend is usually distributed immediately following shareholders’ approval to holders of record at the end of the preceding fiscal year. In addition to annual dividends, we may make cash distributions by way of interim dividends to shareholders of record as of September 30 of each year from our retained earnings as of the end of the preceding fiscal year by resolution of our board of directors. For the fiscal year ended March 31, 2008, we declared an annual dividend of ¥46.45 per share of common stock, composed of a year-end dividend of ¥17.62 per share and an interim dividend of ¥28.83 per share.

See “Item 10.B. Memorandum and Articles of Association” for additional information on our dividend policy.

B.    Significant Changes

Other than as described in this Annual Report, no significant changes have occurred since the date of our consolidated financial statements included in this Annual Report.

Item 9.	The Offer and Listing.

A.    Offer and Listing Details

All of our outstanding shares of common stock are beneficially owned by Mitsubishi UFJ Financial Group, Inc.

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

(4)	To engage in, in addition to the business enumerated in any of the preceding clauses, all business that a bank is permitted to engage in under the Banking Law, the Secured Bonds Trust Law or any other applicable law; and

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

As of August 1, 2008, our authorized common share capital was 15,000,000,000 shares of common stock with no par value, and a total of 10,301,857,122 shares of common stock were issued. Each of the shares issued and outstanding is fully paid and non-assessable.

We may issue shares from our authorized but unissued share capital following a resolution to that effect by our board of directors. An increase in our authorized share capital is only possible by amending of our Articles of Incorporation, which generally requires shareholders’ special approval.

In order to assert shareholders’ rights or transfer of our shares against us, a shareholder must have its name and address registered on our register of shareholders, in accordance with the Company Law and our share handling regulations.

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

•	the removal of a director who was elected by cumulative voting or a corporate auditor;

•	the exemption from liability of a director or corporate auditor, with certain exceptions;

•	a reduction in stated capital with certain exceptions;

•	a distribution of in-kind dividends which meets certain requirements, except in some limited circumstances;

•	the transfer of the whole or an important part of our business;

•	the acquisition of the whole business of another company, except in some limited circumstances;

•	a dissolution;

•	merger or consolidation, except in some limited circumstances;

•	a stock-for-stock exchange (kabushiki kokan) or stock-for-stock transfer (kabushiki iten), except in some limited circumstances; and

•	a corporate split, except in some limited circumstances.

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

•

from a specific party, if authorized by our board of directors and we give a public notice or notice thereof to all of the shareholders and opportunity to apply for the repurchase (if we repurchase any class of the preferred shares, a notice thereof to all of the shareholders of the class of the preferred shares and opportunity to apply for the repurchase); or

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

General

Under our Articles of Incorporation, we are authorized to issue five classes of preferred stock totaling 357,700,000 shares of preferred stock, including 100,000,000 class 2 preferred shares, 27,000,000 class 3 preferred shares, 79,700,000 class 4 preferred shares, 150,000,000 class 5 preferred shares and 1,000,000 class 6 preferred shares. Our preferred shares have equal preference over shares of our common stock in respect of dividend entitlements and distribution upon our liquidation, but holders of our preferred shares are not entitled to vote at general meetings of shareholders, subject to the exceptions provided under our Articles of Incorporation. As of August 1, 2008, 100,000,000 shares of class 2 preferred shares, 27,000,000 shares of class 3 preferred shares, 79,700,000 shares of class 4 preferred shares, 150,000,000 shares of class 5 preferred shares and 1,000,000 shares of class 6 preferred shares were issued.

We may acquire shares of class 2 preferred shares at ¥2,500 per share, in whole or in part, on or after February 22, 2010.

Preferred Dividends

In priority to the payment of dividends to holders of our common stock, the expected amount of preferred dividends payable each fiscal year for each class of our preferred stock is set forth below.

•	class 2 preferred shares: ¥60.00 per share

•	class 3 preferred shares: ¥15.90 per share

•	class 4 preferred shares: ¥18.60 per share

•	class 5 preferred shares: ¥19.40 per share

•	class 6 preferred shares: ¥210.90 per share (¥80.68 per share for the fiscal year ended March 31, 2008)

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

•	class 2 preferred shares: ¥2,500 per share

•	class 3 preferred shares: ¥3,000 per share

•	class 4 preferred shares: ¥2,000 per share

•	class 5 preferred shares: ¥2,000 per share

•	class 6 preferred shares: ¥5,700 per share

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

Payment of interest on our debt securities issued from April 1, 1998 to March 31, 2010 outside Japan by us or our paying agents to non-resident holders of debt securities will be exempt from Japanese withholding tax. In order to be exempt from Japanese withholding tax, each non-resident holder must comply with the procedures for establishing its status in accordance with the requirements of Japanese law. If the exemption is not extended by future legislation, or if similar exemption is not available after March 31, 2010, interest on our debt securities issued after that date would be subject to Japanese withholding tax.

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

US Taxation

The following sets forth the material United States federal income tax consequences of the ownership of our debt securities by a US holder, as defined below. This summary is based on United States federal income tax laws, including the United States Internal Revenue Code of 1986, or the Code, its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions, and on the Convention between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Tax Convention, all of which are subject to change, possibly with retroactive effect.

The following summary is not a complete analysis or description of all potential United States federal income tax consequences to a particular US holder. It does not address all United States federal income tax considerations that may be relevant to all categories of potential purchasers, certain of which (such as banks or other financial institutions, insurance companies, dealers in securities, tax exempt entities, non U.S. persons, persons holding a debt security as part of a “straddle,” “hedge,” conversion or integrated transaction, holders whose “functional currency” is not the US dollar, persons holding debt securities through a partnership or other pass through entity, US expatriates, holders liable for alternative minimum tax and holders of 10% or more of our voting shares) are subject to special tax treatment. This summary also does not address any foreign, state, local or other tax consequences of an investment in our debt securities. This summary assumes that investors will hold our debt securities as capital assets within the meaning of Section 1221 of the Code.

As used herein, a “US holder” of a debt security means a holder that is for US federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof,

•	an estate, the income of which is subject to US federal income tax regardless of its source, or

•

a trust (1) the administration of which is subject to the primary supervision of a court within the United States and one or more United States persons has the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable US Treasury regulations to be treated as a United States person.

A Non-US holder is a holder, other than an entity treated as a partnership, that is not a US holder. The following summary does not address the tax consequences to a Non-US holder. US holders should consult their own tax advisors concerning the application of the following rules to their particular situations, as well as the tax consequences to them under the laws of any other taxing jurisdiction.

Interest.    Interest paid on our debt securities will generally be taxable to a US holder as ordinary interest income at the time it is received or accrues, in accordance with such US holder’s regular method of accounting for US federal income tax purposes. In addition to interest on our debt securities, a US holder will be required to include in income any additional amounts and any tax withheld from interest payments notwithstanding that such withheld tax is not in fact received by such US holder. With respect to any tax withheld under Japanese law, a US holder may be entitled to deduct or credit tax withheld at the rate under the Tax Convention, subject to applicable limitations in the Code, including that the election to deduct foreign taxes must apply to all of the US holder’s foreign taxes for a particular year. For foreign tax credit limitation purposes, interest income, including Japanese taxes withheld therefrom, if any, and additional amounts, paid on our debt securities will be income from sources outside the United States and will, with certain limitations, be treated as “passive income” or, in the case of certain US holders, “financial service income.” The rules governing the foreign tax credit are complex. US holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

If a US holder purchases a debt security with market discount, such US holder may elect to include such market discount in income as the discount accrues. This election, once made, applies to all market discount obligations acquired by such US holder during or after the taxable year in which the election is made and may not be revoked without the consent of the Internal Revenue Service. Accrued market discount may be calculated in either of two ways. Under the ratable method, accrued market discount at the time of disposition or maturity is the total market discount multiplied by a fraction, the numerator of which is the number of days the US holder has held the debt security and the denominator of which is the number of days from the date such US holder acquired the debt security until its maturity date. Alternatively a US holder may elect to use the constant yield method. Such an election applies only to the debt security for which the election is made and is irrevocable. If an election is made to include market discount in income currently, a US holder’s adjusted basis in the debt security will be increased by any market discount that the holder includes in income.

If a US holder acquires a debt security with market discount and does not elect (and is not deemed to have elected) to include such market discount in income currently, such US holder will recognize as ordinary income the lesser of the amount of gain or the accrued market discount realized by such US holder when the debt security matures or is disposed of by such US holder. A market discount debt security given as a gift or redeemed by us will be treated as having been sold for its fair market value. If a US holder incurs or maintains indebtedness to purchase or carry a market discount debt security to which a current inclusion election does not apply, such US holder must defer a portion of any interest expense on such indebtedness until the earlier of the maturity of the debt security or the disposition of the debt security in a taxable transaction.

Sales or other dispositions.    A US holder will generally recognize gain or loss on the sale, retirement or other taxable disposition of our debt securities in an amount equal to the difference between the amount realized from such sale, retirement or other taxable disposition, other than amounts attributable to accrued but unpaid interest, which will be taxed as interest, and the US holder’s adjusted tax basis in our debt securities. Subject to the rules governing the treatment of market discount, such gain or loss will be long term capital gain or loss if the holding period for our debt securities exceeds one year at the time of disposition. The ability to deduct capital losses may be limited. For purposes of determining a US holder’s allowable foreign tax credit, gain realized by a US holder that is a US resident, as defined in Section 865 of the Code, will generally be US source income. However, disposition losses attributable to a foreign office or recognized by a US citizen or resident alien with a foreign tax home will generally be treated as foreign source if the highest marginal rate in such foreign country is at least 10%. Special rules apply in determining the source of other types of loss such as loss attributable to accrued but unpaid interest, and US holders should consult their tax advisors regarding the treatment of such items in their particular situations.

Information reporting and backup withholding.    Proceeds from the sale, retirement or other disposition of our debt securities, or payments of principal and interest on our debt securities, may be subject to information reporting requirements. Those proceeds or interest payments may also be subject to backup withholding unless the US holder:

•	is a corporation or other exempt recipient, and, when required, demonstrates this fact or

•

provides a correct taxpayer identification number on a properly completed Internal Revenue Service Form W 9 or substitute form, certifies that the US holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against the US holder’s United States federal income tax liability or refundable to the extent that it exceeds such liability if the US holder provides the required information to the Internal Revenue Service. If a US holder is required to and does not provide a correct taxpayer identification number, the US holder may be subject to penalties imposed by the Internal Revenue Service. All US holders should consult their tax advisors as to their qualification for the exemption from back-up withholding and the procedure for obtaining an exemption.

We urge US holders to consult their own tax advisors concerning the United States federal, state and local and other tax consequences to them of the purchase, ownership and disposition of our debt securities.

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

The Corporate Risk Management Division seeks to control and manage the risks arising from various activities across product, operational and organizational lines. The Risk Management Committee has overall responsibility for identifying and controlling our risks. This committee meets semi-annually and on an extraordinary basis if necessary. It formulates action plans and monitors implementation in line with our basic risk management policies.

Capital Allocation System

MUFG has introduced a system to monitor and allocate capital across subsidiary banks, business groups and segments, and between different categories of risk. Based on quantitative measurement of the various risks faced by MUFG using internal risk management methods, the system guides the risk-weighted allocation of capital (economic capital) with the aim of improving the overall risk-return profile for MUFG and ensuring that the proper allocation of economic resources delivers returns that are commensurate with risk. Under this system, our holding company formulates a capital allocation plan for each six-month period based on discussions with subsidiary banks. In addition, MUFG has introduced two internal performance indicators (cost of capital-adjusted return and consolidated operating ROE) to help assess and manage risk-weighted profitability and capital productivity.

Overview of Internal Capital Adequacy Assessment Process

The holding company assesses its internal capital adequacy from two perspectives, namely regulatory capital based on capital adequacy regulations, and its own economic capital based on internal risk assessment.

Internal capital adequacy assessment based on regulatory capital is carried out by using capital adequacy ratio and Tier 1 ratio calculated from risk-weighted assets and capital which are stipulated in the capital adequacy regulation. The holding company compares these figures with its target figures—a capital ratio of 12% and Tier 1 ratio of 8%—when formulating its internal risk-weighted assets plan and capital plan. In addition, capital adequacy and Tier 1 ratios are regularly calculated and reported to management during the fiscal year in order to monitor internal capital adequacy.

Internal capital adequacy assessment based on economic capital is carried out within the framework of the capital allocation system, which allocates capital in accordance with credit risk, strategic equity portfolio risk, market risk, and operational risk. Included within these risks are credit concentration risk and interest rate risk in the banking book as stipulated by the Second Pillar of Basel II. Each risk is calculated using the basic assumptions of a confidence interval of 99% and a holding period of one year. The total risk amount, taking into account the effect of diversification and net unrealized gains on other securities available for sale, is compared with Tier 1 capital to assess internal capital adequacy, and the capital allocation plan is then formulated. Thereafter, the use of allocated capital is regularly checked against the plan during the fiscal year, including risk assessment with a 99.9% confidence interval, and compared with Tier 1 capital to provide ongoing monitoring of internal capital adequacy.

When drawing up a regulatory capital plan and economic capital plan, both methods undergo stress testing. The plans for regulatory and economic capital are formulated following detailed analysis of the impact of the stress testing on capital and risk, and an assessment of internal capital adequacy.

We utilize a similar framework to assess our internal capital adequacy.

Implementation of Basel II

The Basel Committee on Banking Supervision has set capital adequacy standards for all internationally active banks to ensure minimum levels of capital.

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

Based on the principle of Basel II, MUFG adopted the Foundation Internal Ratings-Based (FIRB) Approach to calculate its capital requirements for credit risk. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements and a few subsidiaries have adopted a phased rollout of the IRB approach.

MUFG adopted the Standardized Approach to calculate its capital requirements for operational risk. As for market risk, MUFG adopted the Internal Models Approach mainly to calculate general market risk and adopted the Standardized Methodology to calculate specific risk.

Credit Risk Management

Credit risk is the risk that we will be unable to collect the amount due to us on the due date of a particular obligation as a result of the deterioration of the borrower’s financial condition. Credit risk is realized when a credit instrument previously extended to a borrower loses part or all of its value. This in turn exposes us to financial loss. We have established an internal framework designed to maintain our asset quality, manage credit risk exposure and achieve earnings commensurate with the risks undertaken by us.

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

Credit Rating System

We use a credit rating system with a scale of 1 to 10 to evaluate credit risk, as set out in the table below. Based on this system, we conduct a self-assessment of our assets and a quantitative risk measurement of credit risk, with the aim of managing our loan portfolio and determining our pricing strategy. The credit rating system, which is based on the concept of probabilities of default, is consistent with both the method of evaluating credit risk under the new Basel Capital Accord and those of third-party credit rating agencies. Our credit rating system is also designed to conform to the regulatory authorities’ risk grading standards for classified loans. We constantly monitor changes in all of our customers’ creditworthiness and change ratings if necessary, so that we perform accurate assessment of our own assets. With respect to country risk, we assess each country using ten alphanumeric grades and determine the risk rating for each country.

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

Market Risk Management System

We use a three-tiered market risk management system to manage our market risk. It divides authority and responsibility among the senior management level, the line management level at trading divisions and offices and the trader level. This system is designed to clearly establish the authority and responsibility of each level. The Corporate Risk Management Division has overall responsibility for our market risk management, and is located in the Corporate Center, independent from our individual business units. This division seeks to manage our market risk on a consolidated basis, and also integrates middle office functions with the aim of ensuring the integrity, accuracy and transparency of market risk information.

Market Risk Management Process

On a semi-annual basis, the Executive Committee decides our overall market risk limit and sets the limits for each business while considering various factors including our capital, earnings capacity and trading capability. Authority for implementing the market risk limit is given to each business unit’s chief executive, who in turn delegates this authority to the general managers in charge of each business line. In order to keep losses within a predetermined limit, we have established a stop-loss rule, which is designed to limit the amount of losses allowed from market activities.

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

The Corporate Risk Management Division uses a Market Risk Information System to perform market risk management. Under this system, the Corporate Risk Management Division reports daily to our senior management on our overall market risk profile as well as by risk factors, by business unit and by region. It is also designed to monitor compliance with the risk limits set by the Executive Committee and our stop-loss rules.

With respect to the operation of each business unit, we aim to manage the risks relating to those of our assets and liabilities that expose us to risks such as interest rate risk and exchange rate risk by entering into various hedging transactions using marketable securities and derivatives, including futures, options and swaps. As part of our market risk management activities, we use certain derivative financial instruments to better manage our interest rate and currency exposures. We maintain an overall interest rate risk management strategy that incorporates the use of interest rate contracts to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. We enter into interest rate swaps and other contracts as part of our interest rate risk management strategy primarily to alter the interest rate sensitivity of its loans, investment securities and deposit liabilities. Our principal objectives in risk management include asset and liability management. Asset and liability management is viewed as one of the methods for us to manage our interest rate exposures on interest-bearing assets and liabilities. Interest rate contracts, which are generally non-leveraged generic interest rate and basis swaps, options and futures, allow us to effectively manage our interest rate risk position. Option contracts primarily consist of caps, floors, swaptions and options on index futures. Futures contracts used for asset and liability management activities are primarily index futures providing for cash payments based upon the movement of an underlying rate index. We enter into forward exchange contracts, currency swaps and other contracts in response to currency exposures resulting from on-balance-sheet assets and liabilities denominated in foreign currencies in order to limit the net foreign exchange position by currency to an appropriate level.

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

Illustrations of Market Risks for the Fiscal Year Ended March 31, 2008

Trading activities.    For the fiscal year ended March 31, 2008, the average daily VaR (holding period: ten days; confidence level: 99%) for our trading activities on a consolidated basis was ¥6.22 billion. It was mainly comprised of an interest rate risk of ¥4.56billion followed by a foreign exchange rate risk of ¥2.57 billion. A simple summation of VaR by risk factor does not equate with the overall VaR, due to the diversification effect within the portfolio.

The VaR at the end of the fiscal year ended March 31, 2008 was ¥5.61 billion which represents a ¥1.73 billion decrease from the previous fiscal year ended VaR of ¥7.34 billion mainly because of the decrease of foreign exchange rate risk. During the fiscal year ended March 31,2008, the maximum VaR was ¥10.79 billion and the minimum was ¥3.08 billion. Average daily VaI (holding period: ten days, confidence level: 99%) on a consolidated basis was ¥0.37 billion with a maximum of ¥1.03 billion and minimum of ¥0.05 billion.

VaR for Trading Activities (10 day—99%)

(April 2007—Mar 2008)

Risk category	Daily average	High	Low	March 31, 2008
	(in billions yen)
Interest rate	¥4.56	¥9.64	¥1.52	¥5.11
Japanese yen	3.38	8.96	0.64	4.54
US dollars	1.46	4.05	0.51	0.82
Foreign exchange rate	2.57	7.45	0.52	1.28
Equity	0.00	0.07	0.00	0.05
Commodity	—	—	—	—
Less Diversification effect	(0.92)	—	—	(0.84)

Overall Portfolio	¥6.22	¥10.79	¥3.08	¥5.61

Note: The high and low figure for each risk category occurred on different days.

The daily average VaR by quarter in the fiscal year ended March 31, 2008 was as follows:

Quarter	Daily average VaR
April—June 2007	¥5.97 billion
July—September 2007	¥6.22 billion
October—December 2007	¥5.39 billion
January—March 2008	¥7.36 billion

Non-trading activities.    For the fiscal year ended March 31, 2008, the average daily VaR (holding period: ten days; confidence level: 99%) for our non-trading activities, excluding market risks related to strategic equity investments, measured using the same standard used for our trading activities, was ¥168.0 billion. It was mainly comprised of an interest rate risk of ¥142.7 billion followed by an equity risk of ¥60.8 billion. A simple summation of VaR by risk factor does not equate with the overall VaR, due to the diversification effect within the portfolio.

The VaR at the end of the fiscal year ended March 31, 2008, was ¥202.4 billion, and approximately 75% of total VaR for Non-Trading Activities (without diversification effect) consists of interest rate change. The maximum VaR was ¥208.8 billion and the minimum VaR was ¥130.4 billion. Average daily VaI (holding period: ten days; confidence level: 99%) on a consolidated basis was ¥25.1 billion with a maximum of ¥28.8 billion and a minimum of ¥21.1 billion.

VaR for Non-Trading Activities (10 day—99%)

(April 2007—Mar 2008)

Risk category	Daily average	High	Low	March 31, 2008
	(in billions yen)
Interest rate	¥142.7	¥179.2	¥109.1	¥171.7
Japanese yen	80.0	105.0	56.6	93.1
US dollars	64.4	93.0	41.0	75.7
Euro	13.9	17.4	10.3	15.0
Equity	60.8	73.9	44.5	57.7

Overall Portfolio	¥168.0	¥208.8	¥130.4	¥202.4

Note:	The high and low figure for each risk category occurred on different days.

For our non-trading activities, most of the market risk stems from interest rate risk. (We do not include our strategic investments in equity in our non-trading activities. Risks related to these strategic investments are discussed below.) Interest rate average daily VaR by quarter in the fiscal year ended March 31, 2008 was as follows:

Quarter	Daily average VaR
April—June 2007	¥145.0 billion
July—September 2007	¥124.1 billion
October—December 2007	¥142.5 billion
January—March 2008	¥159.8 billion

Backtesting.    We conduct backtesting to verify the reasonableness of VaR calculated through our internal models, comparing daily reported VaR with actual daily gains or losses (realized gains/losses plus increase/decrease in unrealized gains).

In the fiscal year ended March 31, 2008, actual gains/losses did not exceed VaR on any trading day. This means that our VaR model provided reasonably accurate measurements during the fiscal year ended March 31, 2008.

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

In addition, the Corporate Risk Management Division conducts stress testing by incorporating individual scenarios based on market conditions. It is possible to analyze our overall position from a variety of angles by incorporating scenarios for our front offices that actually conduct transactions into the Market Risk Information System. We believe the adoption of this approach has further strengthened communication between our front offices and the Corporate Risk Management Division.

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

Our simulations indicated that each one point change in the TOPIX would have had an impact on the value of our equity portfolio of approximately ¥3.4 billion as of March 31, 2008 and approximately ¥3.4 billion as of March 31, 2007. These simulations analyze data for our entire equity portfolio. Therefore, it is important to note that the actual results may differ from our expectations because of the price fluctuations of individual holdings.

In addition, we monitor our equity portfolio closely and regularly evaluate the profitability of these strategic holdings based on our capital and overall returns from these investments.

Other Risk Management

Funding Liquidity Risk Management

Our financing capabilities are supported by a funding network based on the expansion of our domestic and overseas branches and customer base. We benefit from having one of the highest credit ratings among major Japanese banks. While we have established strong liquidity, we maintain liquidity risk countermeasures at all levels of our organization. These countermeasures include the oversight of yen and foreign currency risk, covering everything from daily management to emergency measures, as well as monthly reports to and deliberations within the Asset and Liability Management Committee. We strive to manage all aspects of the daily funding mechanism. We also strive to manage our funding sources using liquidity risk indices, such as liquidity gap, liquidity supplying products, such as commitment lines, and buffer assets.

In preparation for funding liquidity risk exposure, we have implemented contingency plans for each liquidity stage, such as “normal”, “concern”, and “crisis”, for yen and foreign currencies, which are designed to ensure that we can respond swiftly to sudden changes in the market, political or economic environments. To maintain proper checks and balances, the Corporate Risk Management Division also monitors liquidity risk and reports it independently to senior management.

Settlement Risk Management

Settlement Risk occurs when we pay out funds externally before we receive payment from the counterparty to the transaction. It arises whenever the exchange of cash, securities and/or other assets is not simultaneous. Although risk is inherent in the fundamental banking function of settlement, banks generally have not been as aware of settlement risk as they have of other forms of risk because settlements have been the source of relatively few problems.

By its nature, settlement risk contains elements of credit risk, liquidity risk and operations risk, and corporate level control is necessary for these risks.

Settlement risk on many of our transactions is substantially mitigated through being effected via assured payment systems, or on a delivery-versus-payment / payment-versus-payment basis. For reducing foreign exchange settlement risk, we use Continuous Linked Settlement (CLS). We are a shareholder of CLS and also active participant in many industry initiatives to reduce settlement risks.

Legal/Regulatory Risk Management

To control legal risks, our internal procedures explicitly state important laws and regulations to be observed in our operations. We also have a system designed to obtain the opinions of legal specialists as needed. The Legal Office strives to manage our legal risk by studying and researching legal issues, formulating internal guidance, dealing with intellectual property-related issues, handling lawsuits and controlling and managing external lawyers.

Operations Risk Management

Operations risk is defined as the risk of incurring losses that might be caused by negligence of proper operational processing, or by incidents or misconduct by either officers or staffs. Operations Services Planning Division manages operations risk by having any operational incidents reported, analyzing causes, formulating and implementing proper preventive measures. We also maintain an operational incidents database which enables us to better evaluate and control operations risk through statistical analysis. Furthermore, we aim to secure the accuracy of our operations by strengthening operations procedures, reducing manual operations by introducing straight-through processing and working to enhance the skills and expertise of our staffs through continuous in-house training.

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

During fiscal year 1999, we introduced a framework of self-assessment designed to enable each business unit to identify and measure its own operational risk, and to plan and implement its own risk management measures. The Corporate Risk Management Division formulates the policy and standards for the framework. Under the framework, we define several operational risk categories and explore scenarios for each risk category, which would seriously affect our business and operations. Each business unit estimates the likely size and frequency of losses related to defined scenarios and scores its risk exposure for each risk category, based on the effectiveness of its risk management measures. The corporate center division that has overall responsibility for a risk category verifies the assessment conducted by each business unit, including risk scores for such risk category. Our overall operational risk is quantified by multiplying the risk scores by the applicable yen amount.

Compliance

We consider compliance to be one of the most important considerations in conducting our business. As such, we regularly review our compliance systems and seek enhancements throughout our organization.

In February 1998, we established a compliance system designed to ensure that the importance given to compliance issues by our management is thoroughly propagated. Important compliance issues are discussed by the Compliance Committee, which undertakes hearings and deliberations once every two months concerning various issues, including those relating to our compliance system and its status worldwide. In the event of a significant violation of law, the Compliance Committee takes steps to rectify the matter and issues recommendations.

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

Compliance Systems at Divisions, Offices and Branches

We have appointed compliance officers/liaison officers to enhance compliance in every division, office and branch in and outside of Japan. These officers hold training sessions in their own branches, implement quarterly checks on compliance using compliance checklists, and submit their reports to the Head Office compliance offices, including the Compliance & Legal Division. We aim to ensure implementation by later assessments conducted by the Internal Audit & Credit Examination Division. Each officer also draws up a practical compliance program to investigate compliance requirements, assess compliance risk and oversee compliance performance. The compliance program is also submitted to the Head Office compliance offices, including the Compliance & Legal Division for monitoring. The compliance officers are also in charge of reporting individual compliance issues to and seeking advice from the Head Office compliance offices, including the Compliance & Legal Division.

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

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, of the effectiveness of our disclosure controls and procedures, as defined in Rule 15d-15(e) under the US Securities Exchange Act of 1934, as of the end of the period covered by this Annual Report.

Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2008.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 15d-15(f) under the US Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed by, or under the supervision of, BTMU’s principal executive and principal financial officers, and effected by BTMU’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP and includes those policies and procedures that:

(i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of BTMU;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of BTMU are being made only in accordance with authorizations of management and directors of BTMU; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of BTMU’s assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2008 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that BTMU maintained effective internal control over financial reporting as of March 31, 2008.

This Annual Report does not include an attestation report of BTMU’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by BTMU’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit BTMU to provide only management’s report in this Annual Report.

Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, there has been no change in our internal controls over financial reporting that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Since our merger with UFJ Bank, we have been integrating some of our operations with UFJ Bank’s operations. The integration of our existing systems into a new common IT system is scheduled to complete in December, 2008.

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

A copy of the sections of the Ethical Framework and Code of Conduct, our compliance rules, our compliance manual and our employee work rules relating to the “code of ethics” (as defined in paragraph (b) of Item 16B. of Form 20-F) is incorporated by reference in this Annual Report. No amendments to those sections of the Ethical Framework and Code of Conduct, our compliance rules and our compliance manual have been made, and no waivers of the code of ethics, compliance rules and compliance manual have been granted to our principal executive officer, principal financial officer, principal accounting officer, directors and corporate auditors, during the fiscal year ended March 31, 2008.

Item 16C.	Principal Accountant Fees and Services.

Fees and Services of Deloitte Touche Tohmatsu

The aggregate fees billed by Deloitte Touche Tohmatsu, our independent auditor, for the fiscal years ended March 31, 2007 and 2008 are presented in the following table:

	2007	2008
	(in millions)
Audit fees	¥3,488	¥3,351
Audit-related fees	416	200
Tax fees	194	186
All other fees	161	66

Total	¥4,259	¥3,803

The description of our fees billed for each category listed above is as follows:

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

For the fiscal year ended March 31, 2008, approximately 0.4% of total fees were approved by the board of corporate auditors of our holding company, Mitsubishi UFJ Financial Group, Inc., pursuant to Regulation S-X 2-01(c)(7)(i)(C).

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The issuer has not made any purchases of shares registered pursuant to section 12 of the Securities Exchange Act of 1934, during the fiscal year ended March 31, 2008.

PART III

Item 17.	Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this Annual Report.

Item 18.	Financial Statements.

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report.

Item 19.	Exhibits.

Exhibit		Description

1	(a)	Articles of Incorporation of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended and restated on June 26, 2008. (English Translation)(1)

1	(b)	Regulations of the Board of Directors of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended on April 1, 2007. (English Translation)(4)

1	(c)	Regulations on Corporate Meetings of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended on January 12, 2007. (English Translation)(4)

1	(d)	Regulations on the Handling of Shares of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended and restated on June 26, 2008. (English Translation)(1)

2		Indenture dated as of February 25, 2000 between The Bank of Tokyo-Mitsubishi, Ltd. and The Chase Manhattan Bank.(2)

4	(a)	Agreement and Plan of Merger among UnionBanCal Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Merger Sub, dated as of August 18, 2008.(1)

8		Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11		Code of ethics of Mitsubishi UFJ Financial Group, Inc. and compliance rules, compliance manual and employee work rules of The Bank of Tokyo-Mitsubishi UFJ, Ltd. applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation of relevant sections)(3)

12		Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).(1)

13		Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).(1)

(1)	Filed herewith.
(2)	Incorporated by reference from our Annual Report on Form 20-F filed on August 17, 2001.
(3)	Incorporated by reference from our Annual Report on Form 20-F filed on September 28, 2006.
(4)	Incorporated by reference from our Annual Report on Form 20-F filed on September 21, 2007.

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

On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc., or MTFG, the parent company of The Bank of Tokyo-Mitsubishi, Ltd., or BTM, merged with UFJ Holdings, Inc., or UFJ Holdings, the parent company of UFJ Bank Limited, or UFJ Bank, with MTFG being the surviving entity. Upon consummation of the merger, MTFG changed its name to Mitsubishi UFJ Financial Group, Inc., or MUFG. The merger was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries were recorded at fair value as of October 1, 2005. Therefore, although the merger of BTM with UFJ Bank occurred and BTM changed its name to The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, on January 1, 2006, the results of operations of UFJ Bank and its subsidiaries have been included in our consolidated financial statements since October 1, 2005. Numbers as of and for the fiscal years ended March 31, 2004 and 2005 reflect the financial position and results of BTM and its subsidiaries, or the BTM Group, only. Numbers as of March 31, 2006 reflect the financial position of BTMU and its subsidiaries, or the BTMU Group, while numbers for the fiscal year ended March 31, 2006 comprised the results of the BTM Group for the six months ended September 30, 2005 and the results of the BTMU Group from October 1, 2005 to March 31, 2006. Numbers as of and for the fiscal years ended March 31, 2007 and 2008 reflect the financial position and results of the BTMU Group. See note 2 to our consolidated financial statements for more information.

I.    Distribution of Assets, Liabilities and Shareholder’s Equity; Interest Rates and Interest Differential

Average Balance Sheets, Interest and Average Rates

The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2006, 2007 and 2008. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of our operations.

	Fiscal years ended March 31,
	2006			2007			2008
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks:
Domestic	¥401,012	¥5,802	1.45%	¥604,285	¥17,331	2.87%	¥600,790	¥27,575	4.59%
Foreign	3,761,273	127,631	3.39	5,049,452	214,196	4.24	6,523,812	211,268	3.24

Total	4,162,285	133,433	3.21	5,653,737	231,527	4.10	7,124,602	238,843	3.35

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	2,502,530	10,120	0.40	2,396,206	13,469	0.56	3,269,041	23,927	0.73
Foreign	1,043,562	39,598	3.79	725,304	35,470	4.89	683,028	30,199	4.42

Total	3,546,092	49,718	1.40	3,121,510	48,939	1.57	3,952,069	54,126	1.37

Trading account assets:
Domestic	2,606,875	13,621	0.52	1,851,649	6,150	0.33	1,679,493	3,185	0.19
Foreign	1,363,448	8,706	0.64	887,993	11,697	1.32	1,098,673	6,682	0.61

Total	3,970,323	22,327	0.56	2,739,642	17,847	0.65	2,778,166	9,867	0.36

Investment securities(1):
Domestic	29,196,811	147,427	0.50	33,771,033	249,303	0.74	29,056,207	279,046	0.96
Foreign	7,024,077	270,808	3.86	9,212,441	396,028	4.30	10,454,133	488,122	4.67

Total	36,220,888	418,235	1.15	42,983,474	645,331	1.50	39,510,340	767,168	1.94

Loans(2):
Domestic	51,961,255	1,030,720	1.98	69,908,055	1,591,928	2.28	68,233,464	1,560,647	2.29
Foreign	12,162,516	594,876	4.89	16,325,304	908,788	5.57	19,714,165	1,063,171	5.39

Total	64,123,771	1,625,596	2.54	86,233,359	2,500,716	2.90	87,947,629	2,623,818	2.98

Total interest-earning assets:
Domestic	86,668,483	1,207,690	1.39	108,531,228	1,878,181	1.73	102,838,995	1,894,380	1.84
Foreign	25,354,876	1,041,619	4.11	32,200,494	1,566,179	4.86	38,473,811	1,799,442	4.68

Total	112,023,359	2,249,309	2.01	140,731,722	3,444,360	2.45	141,312,806	3,693,822	2.61

Non-interest-earning assets:
Cash and due from banks	7,314,265			2,895,889			2,651,136
Other non-interest-earning assets	14,310,978			11,503,436			12,589,182
Allowance for credit losses	(1,022,606)			(944,825)			(1,025,166)

Total non-interest-earning assets	20,602,637			13,454,500			14,215,152

Total assets from discontinued operations	209,137			22,040			—

Total assets	¥132,835,133			¥154,208,262			¥155,527,958

Notes:

(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Average balances on loans outstanding include all nonaccrual and restructured loans. See “III. Loan Portfolio.” The amortized portion of net loan origination fees (costs) is included in interest income on loans, representing an adjustment to the yields with insignificant impact.

	Fiscal years ended March 31,
	2006			2007			2008
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions, except percentages)
Liabilities and shareholder’s equity:
Interest-bearing liabilities:
Deposits:
Domestic	¥59,247,290	¥94,636	0.16%	¥78,889,013	¥246,646	0.31%	¥80,663,513	¥377,291	0.47%
Foreign	11,277,280	299,355	2.65	13,639,770	509,757	3.74	17,108,165	612,738	3.58

Total	70,524,570	393,991	0.56	92,528,783	756,403	0.82	97,771,678	990,029	1.01

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	6,546,589	87,197	1.33	7,723,369	117,131	1.52	7,604,046	139,355	1.83
Foreign	1,265,637	36,166	2.86	771,547	39,025	5.06	1,087,377	40,483	3.72

Total	7,812,226	123,363	1.58	8,494,916	156,156	1.84	8,691,423	179,838	2.07

Other short-term borrowings and trading account liabilities:
Domestic	10,203,590	11,733	0.11	4,484,224	17,466	0.39	2,362,779	14,497	0.61
Foreign	1,674,562	53,740	3.21	1,770,833	91,798	5.18	1,936,199	100,807	5.21

Total	11,878,152	65,473	0.55	6,255,057	109,264	1.75	4,298,978	115,304	2.68

Long-term debt:
Domestic	6,099,464	96,815	1.59	8,576,612	137,914	1.61	8,654,670	154,745	1.79
Foreign	1,759,528	49,120	2.79	3,221,938	119,475	3.71	3,403,181	139,383	4.10

Total	7,858,992	145,935	1.86	11,798,550	257,389	2.18	12,057,851	294,128	2.44

Total interest-bearing liabilities:
Domestic	82,096,933	290,381	0.35	99,673,218	519,157	0.52	99,285,008	685,888	0.69
Foreign	15,977,007	438,381	2.74	19,404,088	760,055	3.92	23,534,922	893,411	3.80

Total	98,073,940	728,762	0.74	119,077,306	1,279,212	1.07	122,819,930	1,579,299	1.29

Non-interest-bearing liabilities	29,122,962			26,631,421			24,646,211

Total liabilities from discontinued operations	153,217			17,644			—

Total shareholder’s equity	5,485,014			8,481,891			8,061,817

Total liabilities and shareholder’s equity	¥132,835,133			¥154,208,262			¥155,527,958

Net interest income and interest rate spread		¥1,520,547	1.27%		¥2,165,148	1.38%		¥2,114,523	1.32%

Net interest income as a percentage of total interest-earning assets			1.36%			1.54%			1.50%

The percentage of total average assets attributable to foreign activities was 21.9%, 23.2% and 27.1%, respectively, for the fiscal years ended March 31, 2006, 2007 and 2008.

The percentage of total average liabilities attributable to foreign activities was 22.4%, 23.8% and 28.1%, respectively, for the fiscal years ended March 31, 2006, 2007 and 2008.

Analysis of Net Interest Income

The following table shows changes in our net interest income between changes in volume and changes in rate for the fiscal year ended March 31, 2007 compared to the fiscal year ended March 31, 2006 and the fiscal year ended March 31, 2008 compared to the fiscal year ended March 31, 2007.

	Fiscal year ended March 31, 2006 versus fiscal year ended March 31, 2007			Fiscal year ended March 31, 2007 versus fiscal year ended March 31, 2008
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Volume(1)	Rate(1)	Net change	Volume(1)	Rate(1)	Net change
	(in millions)
Interest income:
Interest-earning deposits in other banks:
Domestic	¥3,924	¥7,605	¥11,529	¥(100)	¥10,344	¥10,244
Foreign	50,030	36,535	86,565	47,746	(50,674)	(2,928)

Total	53,954	44,140	98,094	47,646	(40,330)	7,316

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	(430)	3,779	3,349	5,716	4,742	10,458
Foreign	(12,076)	7,948	(4,128)	(1,942)	(3,329)	(5,271)

Total	(12,506)	11,727	(779)	3,774	1,413	5,187

Trading account assets:
Domestic	(3,106)	(4,365)	(7,471)	(356)	(2,609)	(2,965)
Foreign	(3,036)	6,027	2,991	1,281	(6,296)	(5,015)

Total	(6,142)	1,662	(4,480)	925	(8,905)	(7,980)

Investment securities(2):
Domestic	25,799	76,077	101,876	(34,806)	64,549	29,743
Foreign	91,458	33,762	125,220	56,184	35,910	92,094

Total	117,257	109,839	227,096	21,378	100,459	121,837

Loans:
Domestic	392,879	168,329	561,208	(38,133)	6,852	(31,281)
Foreign	223,643	90,269	313,912	182,759	(28,376)	154,383

Total	616,522	258,598	875,120	144,626	(21,524)	123,102

Total interest income:
Domestic	419,066	251,425	670,491	(67,679)	83,878	16,199
Foreign	350,019	174,541	524,560	286,028	(52,765)	233,263

Total	¥769,085	¥425,966	¥1,195,051	¥218,349	¥31,113	¥249,462

Notes:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

	Fiscal year ended March 31, 2006 versus fiscal year ended March 31, 2007			Fiscal year ended March 31, 2007 versus fiscal year ended March 31, 2008
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Volume(1)	Rate(1)	Net change	Volume(1)	Rate(1)	Net change
	(in millions)
Interest expense:
Deposits:
Domestic	¥39,100	¥112,910	¥152,010	¥5,667	¥124,978	¥130,645
Foreign	71,392	139,010	210,402	124,222	(21,241)	102,981

Total	110,492	251,920	362,412	129,889	103,737	233,626

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	16,901	13,033	29,934	(1,810)	24,034	22,224
Foreign	(14,119)	16,978	2,859	11,758	(10,300)	1,458

Total	2,782	30,011	32,793	9,948	13,734	23,682

Other short-term borrowings and trading account liabilities:
Domestic	(6,577)	12,310	5,733	(8,263)	5,294	(2,969)
Foreign	3,252	34,806	38,058	8,608	401	9,009

Total	(3,325)	47,116	43,791	345	5,695	6,040

Long-term debt:
Domestic	39,817	1,282	41,099	1,266	15,565	16,831
Foreign	50,433	19,922	70,355	6,967	12,941	19,908

Total	90,250	21,204	111,454	8,233	28,506	36,739

Total interest expense:
Domestic	89,241	139,535	228,776	(3,140)	169,871	166,731
Foreign	110,958	210,716	321,674	151,555	(18,199)	133,356

Total	¥200,199	¥350,251	¥550,450	¥148,415	¥151,672	¥300,087

Net interest income:
Domestic	¥329,825	¥111,890	¥441,715	¥(64,539)	¥(85,993)	¥(150,532)
Foreign	239,061	(36,175)	202,886	134,473	(34,566)	99,907

Total	¥568,886	¥75,715	¥644,601	¥69,934	¥(120,559)	¥(50,625)

Note:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

II.    Investment Portfolio

The following table shows information as to the value of our investment securities available for sale and being held to maturity at March 31, 2006, 2007 and 2008:

	At March 31,
	2006			2007			2008
	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)
	(in millions)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥21,922,264	¥21,922,541	¥277	¥18,583,336	¥18,615,441	¥32,105	¥13,453,493	¥13,482,892	¥29,399
Corporate bonds	4,230,272	4,259,825	29,553	4,408,436	4,489,588	81,152	3,848,428	3,941,942	93,514
Marketable equity securities	3,528,185	6,377,443	2,849,258	3,419,713	6,500,329	3,080,616	3,198,728	4,777,879	1,579,151
Other securities	291,950	292,219	269	275,062	276,925	1,863	215,049	220,385	5,336

Total domestic	29,972,671	32,852,028	2,879,357	26,686,547	29,882,283	3,195,736	20,715,698	22,423,098	1,707,400

Foreign:
U.S. Treasury and other U.S. government agencies bonds	933,613	937,624	4,011	2,009,740	2,024,465	14,725	1,327,828	1,333,716	5,888
Other governments and official institutions bonds	815,152	826,940	11,788	1,115,086	1,168,044	52,958	1,200,954	1,223,575	22,621
Mortgage-backed securities	2,539,850	2,604,677	64,827	2,614,577	2,677,096	62,519	3,356,996	3,355,793	(1,203)
Other securities	2,346,977	2,464,182	117,205	3,629,185	3,838,248	209,063	4,071,192	4,040,742	(30,450)

Total foreign	6,635,592	6,833,423	197,831	9,368,588	9,707,853	339,265	9,956,970	9,953,826	(3,144)

Total	¥36,608,263	¥39,685,451	¥3,077,188	¥36,055,135	¥39,590,136	¥3,535,001	¥30,672,668	¥32,376,924	¥1,704,256

Securities being held to maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥2,052,541	¥2,037,805	¥(14,736)	¥2,053,629	¥2,046,521	¥(7,108)	¥1,824,929	¥1,826,213	¥1,284
Other securities	1,260	1,257	(3)	1,027	1,027	—	1,027	1,027	—

Total domestic	2,053,801	2,039,062	(14,739)	2,054,656	2,047,548	(7,108)	1,825,956	1,827,240	1,284

Foreign:
U.S. Treasury and other U.S. government agencies bonds	5,160	5,482	322	4,404	4,745	341	4,592	5,256	664
Other governments and official institutions bonds	5,079	4,992	(87)	6,691	6,663	(28)	5,010	5,010	—
Other securities	52,606	52,602	(4)	41,203	41,779	576	22,422	23,095	673

Total foreign	62,845	63,076	231	52,298	53,187	889	32,024	33,361	1,337

Total	¥2,116,646	¥2,102,138	¥(14,508)	¥2,106,954	¥2,100,735	¥(6,219)	¥1,857,980	¥1,860,601	¥2,621

Nonmarketable equity securities presented in Other investment securities in the consolidated financial statements were primarily carried at costs of ¥721,237 million, ¥552,775 million and ¥466,590 million, at March 31, 2006, 2007 and 2008, respectively. The corresponding estimated fair values at those dates were not readily determinable. Investment securities held by certain subsidiaries subject to specialized industry accounting principles in AICPA Guides presented in Other investment securities were carried at fair value of ¥6,248 million, ¥6,872 million and ¥10,654 million at March 31, 2006, 2007 and 2008, respectively.

The following table presents the book values, maturities and weighted average yields of investment securities available for sale and being held to maturity, excluding equity securities, at March 31, 2008. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

	Maturities within one year		Maturities after one year but within five years		Maturities after five years but within ten years		Maturities after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥6,515,644	0.12%	¥1,926,550	1.27%	¥2,893,872	1.43%	¥2,146,826	1.30%	¥13,482,892	0.75%
Corporate bonds	495,473	0.86	2,640,332	1.11	772,173	1.31	33,964	1.43	3,941,942	1.12
Other securities	8,734	1.07	84,695	1.16	116,515	1.63	10,441	1.67	220,385	1.42

Total domestic	7,019,851	0.17	4,651,577	1.18	3,782,560	1.41	2,191,231	1.30	17,645,219	0.84

Foreign:
U.S. Treasury and other U.S. government agencies bonds	111,693	4.61	1,148,886	3.33	71,339	3.45	1,798	9.09	1,333,716	3.45
Other governments and official institutions bonds	283,461	2.40	509,660	3.87	381,625	3.91	48,829	4.39	1,223,575	3.56
Mortgage-backed securities	112	5.93	5,387	5.22	231,096	4.32	3,119,198	5.04	3,355,793	4.99
Other securities	96,771	3.57	783,174	3.69	870,552	4.77	1,969,307	4.77	3,719,804	4.51

Total foreign	492,037	3.13	2,447,107	3.56	1,554,612	4.44	5,139,132	4.93	9,632,888	4.41

Total	¥7,511,888	0.36%	¥7,098,684	2.00%	¥5,337,172	2.31%	¥7,330,363	3.84%	¥27,278,107	2.11%

Securities being held to maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥1,310,286	0.58%	¥460,346	0.76%	¥17,792	0.89%	¥36,505	1.33%	¥1,824,929	0.65%
Other securities	30	0.10	—	—	—	—	997	2.24	1,027	2.18

Total domestic	1,310,316	0.58	460,346	0.76	17,792	0.89	37,502	1.36	1,825,956	0.65

Foreign:
U.S. Treasury and other U.S. government agencies bonds	569	0.00	—	—	—	—	4,023	7.08	4,592	6.21
Other governments and official institutions bonds	2,004	6.01	3,006	4.76	—	—	—	—	5,010	5.26
Other securities	4,957	3.71	4,504	3.81	12,961	1.80	—	—	22,422	2.62

Total foreign	7,530	4.04	7,510	4.19	12,961	1.80	4,023	7.08	32,024	3.55

Total	¥1,317,846	0.60%	¥467,856	0.82%	¥30,753	1.27%	¥41,525	1.91%	¥1,857,980	0.70%

Excluding U.S. Treasury and other U.S. government agencies bonds and Japanese national government bonds, the following table sets forth the securities of individual issuers held in our investment securities portfolio which exceeded 10% of our consolidated total shareholder’s equity at March 31, 2008.

	Amortized cost	Estimated fair value
	(in millions)
Mortgage-backed securities issued by U.S. Federal National Mortgage Association	¥1,752,840	¥1,752,592
Mortgage-backed securities issued by Federal Home Loan Mortgage Corporation	¥1,490,522	¥1,489,556

III.    Loan Portfolio

The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and type of industry of borrower at March 31 of each of the five fiscal years ended March 31, 2008. Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes and is not necessarily based on use of proceeds:

	At March 31,
	2004	2005	2006	2007(4)	2008
	(in millions)
Domestic(1):
Manufacturing	¥4,720,662	¥5,303,578	¥9,370,665	¥9,600,707	¥9,906,435
Construction	852,041	831,208	1,827,649	1,689,817	1,601,740
Real estate	4,254,094	4,699,944	7,520,499	6,676,027	6,605,035
Services	3,892,488	3,159,189	5,920,774	6,063,212	5,725,714
Wholesale and retail	4,364,233	4,567,185	8,947,726	8,545,484	8,547,271
Banks and other financial institutions(2)	1,677,985	2,365,630	4,355,655	3,309,837	3,548,490
Communication and information services	655,104	609,591	1,032,409	1,002,494	962,793
Other industries	4,761,195	5,352,369	9,952,436	9,183,100	9,390,295
Consumer	6,477,777	6,834,848	21,697,160	22,490,433	22,650,762

Total domestic	31,655,579	33,723,542	70,624,973	68,561,111	68,938,535

Foreign:
Governments and official institutions	178,402	209,060	329,227	371,585	315,418
Banks and other financial institutions(2)	904,841	780,666	1,037,765	1,618,772	2,020,967
Commercial and industrial	6,096,893	7,394,212	11,602,004	13,256,465	15,998,837
Other	954,285	1,163,369	2,228,878	2,363,827	2,586,770

Total foreign	8,134,421	9,547,307	15,197,874	17,610,649	20,921,992

Total	39,790,000	43,270,849	85,822,847	86,171,760	89,860,527
Unearned income, unamortized premiums—net and deferred loan fees—net	(27,096)	(16,893)	13,426	(47,694)	(80,696)

Total(3)	¥39,762,904	¥43,253,956	¥85,836,273	¥86,124,066	¥89,779,831

Notes:

(1)	Since the credit administration system was upgraded, a precise breakdown of the balance of consumer loans by the type of proprietor business became available. As a result, the consumer balances at March 31, 2004, 2005, 2006, 2007 and 2008 do not include those loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. The balances at March 31, 2004, 2005, 2006 and 2007 were reclassified accordingly.
(2)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(3)	The above table includes loans held for sale of ¥9,960 million, ¥33,246 million, ¥41,682 million, ¥87,086 million and ¥469,788 million at March 31, 2004, 2005, 2006, 2007 and 2008, respectively, which are carried at the lower of cost or estimated fair value.

(4)	Classification of loans by industry at March 31, 2007 has been restated as follows:

	At March 31, 2007
	As previously reported	As restated
	(in millions)
Domestic:
Manufacturing	¥9,600,707	¥9,600,707
Construction	1,689,817	1,689,817
Real estate	6,676,103	6,676,027
Services	6,048,175	6,063,212
Wholesale and retail	8,545,782	8,545,484
Banks and other financial institutions	3,142,516	3,309,837
Communication and information services	966,951	1,002,494
Other industries	9,319,135	9,183,100
Consumer	22,566,073	22,490,433

Total domestic	68,555,259	68,561,111

Foreign:
Governments and official institutions	371,585	371,585
Banks and other financial institutions	1,532,750	1,618,772
Commercial and industrial	13,285,579	13,256,465
Other	2,426,587	2,363,827

Total foreign	17,616,501	17,610,649

Total	86,171,760	86,171,760
Unearned income, unamortized premiums—net and deferred loan fees—net	(47,694)	(47,694)

Total	¥86,124,066	¥86,124,066

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the maturities of our loan portfolio at March 31, 2008:

	Maturity
	One year or less	One to five years	Over five years	Total
	(in millions)
Domestic:
Manufacturing	¥7,009,246	¥2,483,845	¥413,344	¥9,906,435
Construction	1,044,724	494,385	62,631	1,601,740
Real estate	2,627,308	2,555,933	1,421,794	6,605,035
Services	2,543,665	2,465,109	716,940	5,725,714
Wholesale and retail	6,001,165	2,226,202	319,904	8,547,271
Banks and other financial institutions	1,839,158	1,545,498	163,834	3,548,490
Communication and information services	500,142	416,712	45,939	962,793
Other industries	6,924,586	1,639,293	826,416	9,390,295
Consumer	2,388,334	4,157,754	16,104,674	22,650,762

Total domestic	30,878,328	17,984,731	20,075,476	68,938,535
Foreign	9,712,450	7,104,577	4,104,965	20,921,992

Total	¥40,590,778	¥25,089,308	¥24,180,441	¥89,860,527

The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2008 are shown below.

	Domestic	Foreign	Total
	(in millions)
Predetermined rate	¥17,141,585	¥1,670,379	¥18,811,964
Floating or adjustable rate	20,918,622	9,539,163	30,457,785

Total	¥38,060,207	¥11,209,542	¥49,269,749

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

The following table shows the distribution of our nonaccrual loans, restructured loans and accruing loans which are contractually past due 90 days or more as to principal or interest payments at March 31 of each of the five fiscal years ended March 31, 2008, based on the domicile and type of industry of the borrowers:

	At March 31,
	2004	2005	2006	2007	2008
	(in millions)
Nonaccrual loans:
Domestic(1):
Manufacturing	¥100,422	¥79,113	¥106,024	¥80,894	¥108,326
Construction	43,496	39,741	36,138	43,170	44,210
Real estate	177,676	135,957	177,293	138,685	161,627
Services	53,717	108,209	60,790	133,959	135,859
Wholesale and retail	89,860	77,620	126,148	126,554	152,869
Banks and other financial institutions	15,810	4,364	15,793	10,184	4,324
Communication and information services	5,392	11,598	13,028	22,032	43,238
Other industries	14,505	13,657	24,105	120,406	33,007
Consumer	62,723	52,654	303,738	284,028	303,553

Total domestic	563,601	522,913	863,057	959,912	987,013

Foreign:
Governments and official institutions	877	455	38	32	31
Banks and other financial institutions	84,623	45,091	33,214	3,233	2,793
Commercial and industrial	127,333	52,942	29,217	34,330	111,852
Other	13,942	8,252	96	1,388	1,441

Total foreign	226,775	106,740	62,565	38,983	116,117

Total	¥790,376	¥629,653	¥925,622	¥998,895	¥1,103,130

Restructured loans:
Domestic	¥381,063	¥343,557	¥829,747	¥471,310	¥431,416
Foreign	45,739	21,729	74,142	40,239	22,749

Total	¥426,802	¥365,286	¥903,889	¥511,549	¥454,165

Accruing loans contractually past due 90 days or more:
Domestic	¥11,092	¥9,232	¥20,269	¥19,488	¥13,508
Foreign	887	878	1,112	1,821	2,998

Total	¥11,979	¥10,110	¥21,381	¥21,309	¥16,506

Total	¥1,229,157	¥1,005,049	¥1,850,892	¥1,531,753	¥1,573,801

Note:

(1)	Since the credit administration system was upgraded, a precise breakdown of the balance of consumer loans by the type of proprietor business became available. As a result, the consumer balances at March 31, 2004, 2005, 2006, 2007 and 2008 do not include those loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. The balances at March 31, 2004, 2005, 2006 and 2007 were reclassified accordingly.

Gross interest income which would have been accrued at the original terms on domestic nonaccrual and restructured loans outstanding during the fiscal year ended March 31, 2008 was approximately ¥83.6 billion, of which ¥60.1 billion was included in the results of operations for the fiscal year. Gross interest income which would have been accrued at the original terms on foreign nonaccrual and restructured loans outstanding for the fiscal year ended March 31, 2008 was approximately ¥5.1 billion, of which ¥5.2 billion was included in the results of operations for the fiscal year.

Foreign Loans Outstanding

We had no cross-border outstandings to borrowers in any foreign country in which total exceeded 0.75% of consolidated total assets at March 31, 2006, 2007 and 2008. Cross-border outstandings are defined, for this purpose, as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Material local currency loans outstanding which are neither hedged nor funded by local currency borrowings are included in cross-border outstandings.

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

In order to manage country risk, we establish various risk management measures internally. Among other things, we regularly monitor economic conditions and other factors globally and assess country risk in each country where we have cross-border exposure. For purposes of monitoring and controlling the amount of credit exposed to country risk, we set a country limit, the maximum amount of credit exposure for an individual country, in consideration of the level of country risk and our ability to bear such potential risk. We also determine our credit policy for each country in accordance with our country risk level and our business plan with regard to the country. Assessment of country risk, establishment of country limits, and determination of country credit policies are subject to review and approval by our senior management and are updated periodically.

Loan Concentrations

At March 31, 2008, there were no concentrations of loans to a single industry group of borrowers, as defined by the Bank of Japan industry segment loan classifications, which exceeded 10% of our consolidated total loans, except for loans in a category disclosed in the table of loans outstanding above.

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

IV.    Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by type of borrowers’ business for each of the five fiscal years ended March 31, 2008:

	Fiscal years ended March 31,
	2004	2005	2006	2007	2008
	(in millions, except percentages)
Allowance for credit losses at beginning of fiscal year	¥1,058,633	¥649,339	¥567,651	¥912,997	¥993,527
Additions resulting from the merger with UFJ Bank(1)	—	—	279,158	—	—
Provision (credit) for credit losses	(142,617)	123,945	163,416	341,570	407,238
Charge-offs(2):
Domestic:
Manufacturing	17,181	67,917	6,972	26,986	41,454
Construction	31,226	6,729	5,999	18,880	23,939
Real estate	56,456	33,772	15,296	12,000	11,730
Services	16,544	7,783	19,118	24,504	39,016
Wholesale and retail	39,873	25,185	14,834	43,111	69,846
Banks and other financial institutions	1,123	8,920	701	1,789	8,824
Communication and information services	2,256	1,265	2,621	16,322	21,521
Other industries	6,012	4,569	2,643	4,439	9,781
Consumer	36,236	25,393	48,539	136,386	137,447

Total domestic	206,907	181,533	116,723	284,417	363,558
Total foreign	70,558	51,772	10,402	13,840	6,283

Total	277,465	233,305	127,125	298,257	369,841

Recoveries:
Domestic	11,337	14,284	3,179	28,171	23,755
Foreign	18,699	9,575	16,190	4,840	2,039

Total	30,036	23,859	19,369	33,011	25,794

Net charge-offs	247,429	209,446	107,756	265,246	344,047
Others(3)	(19,248)	3,813	10,528	4,206	(5,980)

Allowance for credit losses at end of fiscal year	¥649,339	¥567,651	¥912,997	¥993,527	¥1,050,738

Allowance for credit losses applicable to foreign activities:
Balance at beginning of fiscal year	¥226,612	¥194,707	¥86,481	¥117,984	¥100,234

Balance at end of fiscal year	¥194,707	¥86,481	¥117,984	¥100,234	¥135,241

Provision (credit) for credit losses	¥32,049	¥(68,853)	¥607	¥(12,896)	¥46,430

Ratio of net charge-offs during the fiscal year to average loans outstanding during the fiscal year	0.61%	0.49%	0.17%	0.31%	0.39%

Notes:
(1)	Additions resulting from the merger with UFJ Bank represent the allowance for credit losses for acquired loans outside the scope of SOP 03-3. The allowance for credit losses on loans within the scope of SOP 03-3 was not carried over.
(2)	Since the credit administration system was upgraded, a precise breakdown of Charge-offs of consumer loans by the type of proprietor business became available. As a result, Charge-offs of consumer loans at March 31, 2004, 2005, 2006, 2007 and 2008 do not include charge-offs of loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. Charge-offs at March 31, 2004, 2005, 2006 and 2007 were reclassified accordingly.
(3)	Others primarily include foreign exchange translation and discontinued operations adjustments.

The following table shows an allocation of our allowance for credit losses at March 31 of each of the five fiscal years ended March 31, 2008:

	At March 31,
	2004		2005		2006		2007(2)		2008
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions, except percentages)

Domestic(1):
Manufacturing	¥72,844	11.86%	¥63,628	12.26%	¥111,639	10.92%	¥96,624	11.14%	¥114,578	11.03%
Construction	15,370	2.14	35,325	1.92	24,511	2.13	38,954	1.96	39,961	1.78
Real estate	98,338	10.69	78,981	10.86	91,026	8.76	80,030	7.75	102,281	7.35
Services	47,108	9.78	87,708	7.30	65,153	6.90	117,666	7.03	118,397	6.37
Wholesale and retail	76,515	10.97	75,073	10.55	114,028	10.42	122,147	9.92	137,295	9.51
Banks and other financial institutions	19,314	4.22	16,485	5.47	47,102	5.08	46,871	3.84	36,601	3.95
Communication and information services	5,969	1.65	12,383	1.41	14,952	1.20	21,745	1.16	35,004	1.07
Other industries	30,322	11.97	34,275	12.37	97,133	11.60	150,715	10.66	88,751	10.45
Consumer	70,324	16.28	68,695	15.79	221,791	25.28	211,504	26.10	232,935	25.21

Foreign:
Governments and official institutions	1,122	0.45	170	0.48	1,204	0.38	397	0.43	866	0.35
Banks and other financial institutions	58,198	2.27	8,502	1.80	11,975	1.21	2,968	1.88	6,182	2.25
Commercial and industrial	128,997	15.32	69,212	17.10	101,497	13.52	94,791	15.38	126,053	17.80
Other	6,390	2.40	8,597	2.69	3,308	2.60	2,078	2.75	2,140	2.88
Unallocated	18,528	—	8,617	—	7,678	—	7,037	—	9,694	—

Total	¥649,339	100.00%	¥567,651	100.00%	¥912,997	100.00%	¥993,527	100.00%	¥1,050,738	100.00%

Allowance as a percentage of loans	1.63%		1.31%		1.06%		1.15%		1.17%
Allowance as a percentage of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	52.83%		56.48%		49.33%		64.86%		66.76%

Notes:
(1)	Since the credit administration system was upgraded, a precise breakdown of the credit loss allowance of consumer loans by the type of proprietor business became available. As a result, the credit loss allowance of consumer loans at March 31, 2004, 2005, 2006, 2007 and 2008 do not include the credit loss allowance of loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. The balances at March 31, 2004, 2005, 2006 and 2007 were reclassified accordingly.

(2)	Percentage of loans in each category to total loans at March 31, 2007 has been restated as follows:

	At March 31,
	2007
	As previously reported	As restated
Domestic:
Manufacturing	11.14%	11.14%
Construction	1.96	1.96
Real estate	7.75	7.75
Services	7.02	7.03
Wholesale and retail	9.92	9.92
Banks and other financial institutions	3.64	3.84
Communication and information services	1.12	1.16
Other industries	10.81	10.66
Consumer	26.19	26.10
Foreign:
Governments and official institutions	0.43	0.43
Banks and other financial institutions	1.78	1.88
Commercial and industrial	15.42	15.38
Other	2.82	2.75
Unallocated	—	—

Total	100.00%	100.00%

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

V.    Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2006, 2007 and 2008:

	Fiscal years ended March 31,
	2006		2007		2008
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥13,055,227	—%	¥15,677,264	—%	¥13,580,226	—%
Interest-bearing demand deposits	31,264,971	0.04	42,100,919	0.13	42,616,845	0.25
Deposits at notice	1,488,552	1.39	2,221,623	2.61	2,270,396	2.48
Time deposits	23,776,597	0.26	30,727,056	0.40	32,423,856	0.60
Certificates of deposit	2,717,170	0.02	3,839,415	0.26	3,352,416	0.61
Foreign offices:
Non-interest-bearing demand deposits	2,844,727	—	2,507,393	—	2,139,376	—
Interest-bearing deposits, principally time deposits and certificates of deposit	11,277,280	2.65	13,639,770	3.74	17,108,165	3.58

Total	¥86,424,524		¥110,713,440		¥113,491,280

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2006, 2007 and 2008 were ¥633,482 million, ¥522,947 million and ¥488,557 million, respectively.

At March 31, 2008, the balances and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$100 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2008) or more and total foreign deposits issued in amounts of US$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions)
Domestic offices:
Three months or less	¥7,093,558	¥2,601,326	¥9,694,884
Over three months through six months	3,907,714	243,853	4,151,567
Over six months through twelve months	4,253,643	308,676	4,562,319
Over twelve months	2,192,075	42,255	2,234,330

Total	¥17,446,990	¥3,196,110	¥20,643,100

Foreign offices			¥11,900,661

VI.    Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2006, 2007 and 2008:

	Fiscal years ended March 31,
	2006	2007	2008
	(in millions, except percentages)
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	¥7,812,226	¥8,494,916	¥8,691,423
Maximum balance outstanding at any month-end during the fiscal year	9,816,826	9,977,225	9,739,411
Balance at end of fiscal year	7,777,101	8,641,605	8,294,879
Weighted average interest rate during the fiscal year	1.58%	1.84%	2.07%
Weighted average interest rate on balance at end of fiscal year	1.52%	2.46%	1.87%
Other short-term borrowings:
Average balance outstanding during the fiscal year	¥10,745,124	¥5,990,159	¥4,163,250
Maximum balance outstanding at any month-end during the fiscal year	15,614,428	7,883,422	5,124,282
Balance at end of fiscal year	9,689,393	4,411,644	3,675,176
Weighted average interest rate during the fiscal year	0.61%	1.75%	2.72%
Weighted average interest rate on balance at end of fiscal year	0.73%	2.64%	2.68%

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(Kabushiki Kaisha Mitsubishi Tokyo UFJ Ginko):

We have audited the accompanying consolidated balance sheets of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Kabushiki Kaisha Mitsubishi Tokyo UFJ Ginko) (“BTMU”) (a wholly owned subsidiary of Mitsubishi UFJ Financial Group, Inc. (“MUFG”)) and subsidiaries (together, the “BTMU Group”) as of March 31, 2007 and 2008, and the related consolidated statements of operations, changes in equity from nonowner sources, shareholder’s equity, and cash flows for each of the three years in the period ended March 31, 2008 (all expressed in Japanese Yen). These financial statements are the responsibility of BTMU’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the BTMU Group as of March 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2006, The Bank of Tokyo-Mitsubishi, Ltd. merged with UFJ Bank Limited and was renamed BTMU.

As discussed in Note 4 to the consolidated financial statements, BTMU transferred substantially all common shares of Mitsubishi UFJ Securities Co., Ltd. to MUFG on July 1, 2005.

As discussed in the respective footnotes to the consolidated financial statements, certain disclosures in Notes 5, 7, 11, 17, 21, 24 and 25 have been restated.

As discussed in Note 1 to the consolidated financial statements, BTMU changed its method of accounting for conditional asset retirement obligations in the fiscal year ended March 31, 2006, its methods of accounting for pension and other postretirement plans and stock-based compensation in the fiscal year ended March 31, 2007 and its methods of accounting for uncertainty in income taxes and leveraged leases in the fiscal year ended March 31, 2008.

/s/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Tokyo, Japan

September 18, 2008

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2007 AND 2008

	2007	2008
	(in millions)
ASSETS
Cash and due from banks (Note 12)	¥2,427,548	¥3,552,474
Interest-earning deposits in other banks (Note 12)	5,524,777	5,798,897
Call loans and funds sold (Note 14)	2,017,749	900,794
Receivables under resale agreements	292,643	397,907
Receivables under securities borrowing transactions	3,590,753	4,874,658
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥771,230 million in 2007 and ¥900,692 million in 2008) (Notes 5 and 12)	4,077,277	5,314,056
Investment securities (Notes 6 and 12):
Securities available for sale—carried at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥5,663,151 million in 2007 and ¥6,197,447 million in 2008)	39,590,136	32,376,924
Securities being held to maturity—carried at amortized cost (including assets pledged that secured parties are permitted to sell or repledge of ¥797,631 million in 2007 and ¥408,200 million in 2008) (estimated fair value of ¥2,100,735 million in 2007 and ¥1,860,601 million in 2008)	2,106,954	1,857,980
Other investment securities	559,647	477,244

Total investment securities	42,256,737	34,712,148

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥3,667,821 million in 2007 and ¥3,744,444 million in 2008) (Notes 7 and 12)	86,124,066	89,779,831
Allowance for credit losses (Notes 7 and 8)	(993,527)	(1,050,738)

Net loans	85,130,539	88,729,093

Premises and equipment—net (Note 9)	895,880	828,761
Accrued interest	305,241	274,608
Customers’ acceptance liability	68,754	71,003
Intangible assets—net (Notes 2, 10 and 16)	953,679	940,853
Goodwill (Notes 2 and 10)	1,771,130	970,421
Deferred tax assets (Notes 11 and 16)	510,999	863,307
Other assets (Notes 7, 12, 16 and 17)	3,779,101	3,850,251
Assets of discontinued operations to be disposed or sold (Note 3)	2,435	—

Total assets	¥153,605,242	¥152,079,231

LIABILITIES AND SHAREHOLDER’S EQUITY
Deposits (Notes 12 and 13):
Domestic offices:
Non-interest-bearing	¥16,777,704	¥14,491,961
Interest-bearing	79,796,774	82,046,431
Overseas offices:
Non-interest-bearing	2,530,492	2,093,534
Interest-bearing	14,281,133	16,770,230

Total deposits	113,386,103	115,402,156

Call money and funds purchased (Notes 12 and 14)	2,050,910	1,786,923
Payables under repurchase agreements (Note 12)	3,232,610	3,961,480
Payables under securities lending transactions (Note 12)	3,358,085	2,546,476
Other short-term borrowings (Notes 12 and 15)	4,411,644	3,675,176
Trading account liabilities (Note 5)	1,210,403	1,695,905
Obligations to return securities received as collateral	808,620	414,139
Bank acceptances outstanding	68,754	71,003
Accrued interest	198,152	213,219
Long-term debt (Notes 12 and 15)	12,263,205	11,651,570
Other liabilities (Notes 11, 16 and 17)	3,930,079	3,995,486
Liabilities of discontinued operations to be extinguished or assumed (Note 3)	546	—

Total liabilities	144,919,111	145,413,533

Commitments and contingent liabilities (Notes 24 and 26)
Shareholder’s equity (Note 21):
Capital stock (Notes 18 and 19):
Preferred stock—aggregate liquidation preference of ¥303,100 million in 2007 and ¥308,800 million in 2008, with no stated value	125,000	125,000
Common stock—authorized, 15,000,000,000 shares; issued, 10,257,961,942 shares in 2007 and in 2008, with no stated value	871,973	871,973
Capital surplus (Note 19)	5,851,061	5,883,990
Retained earnings (Accumulated deficit) (Notes 20 and 33):
Retained earnings appropriated for legal reserve	190,045	190,045
Unappropriated retained earnings (Accumulated deficit)	26,287	(900,787)
Accumulated other changes in equity from nonowner sources, net of taxes	1,850,421	725,392
Loan receivable for constructive capital contribution from parent company	(228,498)	(228,498)
Parent company’s stock, at cost—164,004 common shares in 2007 and 1,531,297 common shares in 2008	(158)	(1,417)

Total shareholder’s equity	8,686,131	6,665,698

Total liabilities and shareholder’s equity	¥153,605,242	¥152,079,231

See the accompanying notes to Consolidated Financial Statements.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FISCAL YEARS ENDED MARCH 31, 2006, 2007 AND 2008

	2006	2007	2008
	(in millions)
Interest income:
Loans, including fees (Note 7)	¥1,625,596	¥2,500,716	¥2,623,818
Deposits in other banks	133,433	231,527	238,843
Investment securities:
Interest	381,482	554,746	663,460
Dividends	36,753	90,585	103,708
Trading account assets	22,327	17,847	9,867
Call loans and funds sold	18,955	25,952	22,086
Receivables under resale agreements and securities borrowing transactions	30,763	22,987	32,040

Total	2,249,309	3,444,360	3,693,822

Interest expense:
Deposits	393,991	756,403	990,029
Call money and funds purchased	4,788	22,009	38,841
Payables under repurchase agreements and securities lending transactions	118,575	134,147	140,997
Other short-term borrowings and trading account liabilities	65,473	109,264	115,304
Long-term debt	145,935	257,389	294,128

Total	728,762	1,279,212	1,579,299

Net interest income	1,520,547	2,165,148	2,114,523
Provision for credit losses (Notes 7 and 8)	163,416	341,570	407,238

Net interest income after provision for credit losses	1,357,131	1,823,578	1,707,285

Non-interest income:
Fees and commissions (Note 27)	641,537	847,688	803,783
Foreign exchange gains (losses)—net (Note 5)	(281,447)	(163,651)	1,211,683
Trading account profits (losses)—net (Note 5)	(91,171)	253,433	272,469
Investment securities gains (losses)—net (Note 6)	40,789	170,974	(1,178,438)
Equity in earnings (losses) of equity method investees	28,799	5,412	(35,703)
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans (Note 16)	103,001	—	—
Gains on sales of loans (Note 7)	34,605	13,585	10,016
Other non-interest income	80,736	93,012	129,775

Total	556,849	1,220,453	1,213,585

Non-interest expense:
Salaries and employee benefits (Note 16)	585,550	643,244	699,455
Occupancy expenses—net (Notes 9 and 26)	95,791	123,431	115,817
Fees and commission expenses	179,608	168,100	151,182
Outsourcing expenses, including data processing	118,205	195,759	191,173
Depreciation of premises and equipment (Note 9)	66,402	96,326	153,754
Amortization of intangible assets (Note 10)	125,081	198,034	184,106
Impairment of intangible assets (Note 10)	207	184,754	461
Insurance premiums, including deposit insurance	78,841	101,266	101,855
Minority interest in income (loss) of consolidated subsidiaries	108,935	(7,843)	19,618
Communications	32,962	45,329	46,404
Taxes and public charges	47,824	68,287	72,370
Provision for repayment of excess interest (Note 26)	12,898	106,242	2,808
Impairment of goodwill (Note 10)	—	—	816,347
Other non-interest expenses	164,524	249,098	331,532

Total	1,616,828	2,172,027	2,886,882

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	297,152	872,004	33,988
Income tax expense (Note 11)	68,921	410,299	490,309

Income (loss) from continuing operations before cumulative effect of a change in accounting principle	228,231	461,705	(456,321)
Income (loss) from discontinued operations—net (Note 3)	8,973	(817)	(1,746)
Cumulative effect of a change in accounting principle, net of tax (Note 1)	(8,425)	—	—

Net income (loss)	¥228,779	¥460,888	¥(458,067)

Income allocable to a preferred shareholder	¥6,999	¥10,963	¥6,281

Net income (loss) available to a common shareholder	¥221,780	¥449,925	¥(464,348)

	(in Yen)
Earnings (loss) per share (Notes 20 and 22):
Basic earnings (loss) per common share—income (loss) from continuing operations available to a common shareholder before cumulative effect of a change in accounting principle	¥30.64	¥44.89	¥(45.10)
Basic earnings (loss) per common share—net income (loss) available to a common shareholder	30.72	44.81	(45.27)
Diluted earnings (loss) per common share—income (loss) from continuing operations available to a common shareholder before cumulative effect of a change in accounting principle	27.01	44.21	(45.10)
Diluted earnings (loss) per common share—net income (loss) available to a common shareholder	27.07	44.13	(45.27)

See the accompanying notes to Consolidated Financial Statements.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FROM NONOWNER SOURCES

FOR THE FISCAL YEARS ENDED MARCH 31, 2006, 2007 AND 2008

	Gains (Losses) before income tax expense (benefit)	Income tax (expense) benefit	Gains (Losses) net of income tax expense (benefit)
	(in millions)
Fiscal year ended March 31, 2006:
Net income			¥228,779

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities available for sale	¥1,761,589	¥(716,434)	1,045,155
Reclassification adjustment for gains included in net income	(28,290)	10,591	(17,699)

Total	1,733,299	(705,843)	1,027,456

Net unrealized losses on derivatives qualifying for cash flow hedges	(2,342)	896	(1,446)
Reclassification adjustment for gains included in net income	(441)	169	(272)

Total	(2,783)	1,065	(1,718)

Minimum pension liability adjustments	218,691	(90,358)	128,333

Foreign currency translation adjustments	86,325	(3,066)	83,259
Constructive dividend-in-kind of shares of Mitsubishi UFJ Securities Co., Ltd. to parent company (Note 4)	12,902	—	12,902
Reclassification adjustment for gains included in net income	(5,697)	(2,072)	(7,769)

Total	93,530	(5,138)	88,392

Total changes in equity from nonowner sources			¥1,471,242

Fiscal year ended March 31, 2007:
Net income			¥460,888

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities available for sale	¥664,741	¥(267,443)	397,298
Reclassification adjustment for gains included in net income	(190,008)	77,178	(112,830)

Total	474,733	(190,265)	284,468

Net unrealized losses on derivatives qualifying for cash flow hedges	(3,161)	1,214	(1,947)
Reclassification adjustment for losses included in net income	2,762	(1,056)	1,706

Total	(399)	158	(241)

Minimum pension liability adjustments	(2,542)	1,011	(1,531)

Foreign currency translation adjustments	22,015	(438)	21,577
Reclassification adjustment for gains included in net income	(5,725)	—	(5,725)

Total	16,290	(438)	15,852

Total changes in equity from nonowner sources			¥759,436

Fiscal year ended March 31, 2008:
Net loss			¥(458,067)

Other changes in equity from nonowner sources:
Net unrealized holding losses on investment securities available for sale	¥(3,034,886)	¥1,230,447	(1,804,439)
Reclassification adjustment for losses included in net loss	1,188,497	(482,639)	705,858

Total	(1,846,389)	747,808	(1,098,581)

Net unrealized gains on derivatives qualifying for cash flow hedges	2,327	(805)	1,522
Reclassification adjustment for losses included in net loss	2,018	(867)	1,151

Total	4,345	(1,672)	2,673

Pension liability adjustments	83,234	(34,245)	48,989
Reclassification adjustment for gain included in net loss	(9,785)	3,681	(6,104)

Total	73,449	(30,564)	42,885

Foreign currency translation adjustments	(102,375)	29,191	(73,184)
Reclassification adjustment for losses included in net loss	710	468	1,178

Total	(101,665)	29,659	(72,006)

Total changes in equity from nonowner sources			¥(1,583,096)

See the accompanying notes to Consolidated Financial Statements.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2006, 2007 AND 2008

	2006	2007	2008
	(in millions)
Preferred stock (Note 18):
Balance at beginning of fiscal year	¥247,100	¥125,000	¥125,000
Conversion of Class 1 preferred stock to common stock	(122,100)	—	—

Balance at end of fiscal year	¥125,000	¥125,000	¥125,000

Common stock (Note 19):
Balance at beginning of fiscal year	¥749,873	¥871,973	¥871,973
Issuance of new shares of common stock by conversion of Class 1 preferred stock	122,100	—	—

Balance at end of fiscal year	¥871,973	¥871,973	¥871,973

Capital surplus (Note 19):
Balance at beginning of fiscal year	¥983,264	¥5,844,289	¥5,851,061
Merger with UFJ Bank Limited (Note 2)	4,625,939	—	—
Stocks issued to Mitsubishi UFJ Trust and Banking Corporation (Note 18)	—	—	5,700
Constructive capital contribution from parent company in connection with transfer of shares of Mitsubishi UFJ Securities Co., Ltd. (Note 4)	228,498	4,626	3,233
Changes in ownership of an affiliated company due to transactions within the MUFG Group	3,065	—	—
Changes in ownership of Mitsubishi UFJ NICOS Co., Ltd. due to transactions with parent company (Note 4)	—	—	21,796
Stock-based compensation expense (Note 31)	—	3,257	4,046
Impact of SFAS No. 123R implementation of UnionBanCal Corporation (Note 31)	—	(1,468)	—
Losses on sales of shares of subsidiaries to Mitsubishi UFJ Trust and Banking Corporation and Mitsubishi UFJ Securities Co., Ltd., net of taxes	—	—	(1,866)
Gains on sales of shares of parent company’s stock, net of taxes	937	329	16
Other—net	2,586	28	4

Balance at end of fiscal year	¥5,844,289	¥5,851,061	¥5,883,990

Retained earnings appropriated for legal reserve (Note 20):
Balance at beginning of fiscal year	¥190,045	¥190,045	¥190,045

Balance at end of fiscal year	¥190,045	¥190,045	¥190,045

Unappropriated retained earnings (Accumulated deficit) (Note 20):
Balance at beginning of fiscal year	¥788,835	¥15,845	¥26,287
Net income (loss)	228,779	460,888	(458,067)
Cash dividends:
Common share—¥157.21 in 2006, ¥43.52 in 2007 and ¥44.19 in 2008 per share	(799,277)	(440,951)	(453,300)
Preferred share (Class 1)—¥41.25 in 2006 per share	(3,357)	—	—
Preferred share (Class 2)—¥36.42 in 2006, ¥60.00 in 2007 and 2008 per share	(3,642)	(6,000)	(6,000)
Preferred share (Class 3)—¥23.85 in 2007 and ¥15.90 in 2008 per share	—	(570)	(281)
Preferred share (Class 4)—¥18.60 in 2007 per share	—	(1,483)	—
Preferred share (Class 5)—¥19.40 in 2007 per share	—	(2,910)	—
Constructive dividend-in-kind of shares of Mitsubishi UFJ Securities Co., Ltd. to parent company (Note 4)	(194,246)	—	—
Impact of SFAS No.123R implementation of UnionBanCal Corporation (Note 31)	—	1,468	—
Deferred compensation-restricted stock awards of UnionBanCal Corporation (Note 31)	(1,247)	—	—
FIN No. 48 adjustment (Note 1)	—	—	(3,701)
FSP SFAS No. 13-2 adjustment (Note 1)	—	—	(5,725)

Balance at end of fiscal year	¥15,845	¥26,287	¥(900,787)

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2006, 2007 AND 2008

	2006	2007	2008
	(in millions)
Accumulated other changes in equity from nonowner sources, net of taxes:
Net unrealized gains on investment securities available for sale (Note 6):
Balance at beginning of fiscal year	¥549,427	¥1,576,883	¥1,861,351
Net change during the fiscal year	1,027,456	284,468	(1,098,581)

Balance at end of fiscal year	¥1,576,883	¥1,861,351	¥762,770

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges (Note 23):
Balance at beginning of fiscal year	¥1,050	¥(668)	¥(909)
Net change during the fiscal year	(1,718)	(241)	2,673

Balance at end of fiscal year	¥(668)	¥(909)	¥1,764

Minimum pension liability adjustments (Note 16):
Balance at beginning of fiscal year	¥(142,741)	¥(14,408)	¥—
Net change during the fiscal year	128,333	(1,531)	—
Adjustments to initially apply SFAS No. 158	—	15,939	—

Balance at end of fiscal year	¥(14,408)	¥—	¥—

Pension liability adjustments (Note 16):
Balance at beginning of fiscal year	¥—	¥—	¥83,809
Net change during the fiscal year	—	—	42,885
Adjustments to initially apply SFAS No. 158	—	83,809	—

Balance at end of fiscal year	¥—	¥83,809	¥126,694

Foreign currency translation adjustments:
Balance at beginning of fiscal year	¥(198,074)	¥(109,682)	¥(93,830)
Net change during the fiscal year	88,392	15,852	(72,006)

Balance at end of fiscal year	¥(109,682)	¥(93,830)	¥(165,836)

Balance at end of fiscal year	¥1,452,125	¥1,850,421	¥725,392

Loan receivable for constructive capital contribution from parent company:
Balance at beginning of fiscal year	¥—	¥(228,498)	¥(228,498)
Increase in connection with transfer of shares of Mitsubishi UFJ Securities Co., Ltd. to parent company (Note 4)	(228,498)	—	—

Balance at end of fiscal year	¥(228,498)	¥(228,498)	¥(228,498)

Parent company’s stock:
Balance at beginning of fiscal year	¥(2,194)	¥(1,296)	¥(158)
Purchase of shares of parent company’s stock	—	(18)	—
Sales of shares of parent company’s stock	1,459	1,158	93
Increase resulting from merger with UFJ Bank Limited	(868)	—	—
Exchange for shares of Mitsubishi UFJ Securities Co., Ltd. (Note 4)	—	—	(262)
Net decrease (increase) resulting from changes in voting interests in its consolidated subsidiaries and affiliated companies	307	(2)	(1,090)

Balance at end of fiscal year	¥(1,296)	¥(158)	¥(1,417)

Total shareholder’s equity	¥8,269,483	¥8,686,131	¥6,665,698

See the accompanying notes to Consolidated Financial Statements.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2006, 2007 AND 2008

	2006	2007	2008
	(in millions)
Cash flows from operating activities:
Net income (loss)	¥228,779	¥460,888	¥(458,067)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Loss (income) from discontinued operations—net (Note 3)	(8,973)	817	1,746
Depreciation and amortization	191,483	294,360	337,860
Impairment of goodwill (Note 10)	—	—	816,347
Impairment of intangible assets (Note 10)	207	184,754	461
Provision for credit losses	163,416	341,570	407,238
Government grant for transfer of substitutional portion of Employees’ Pension Fund plans (Note 16)	(103,001)	—	—
Investment securities losses (gains)—net	(40,789)	(170,974)	1,178,438
Foreign exchange losses (gains)—net	193,774	(2,159)	(1,317,027)
Provision for deferred income tax expense	4,491	343,340	413,276
Decrease (increase) in trading account assets, excluding foreign exchange contracts	363,099	969,071	(528,262)
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	(930,066)	(636,051)	107,637
Decrease (increase) in accrued interest receivable and other receivables	12,752	(111,144)	(69,302)
Increase (decrease) in accrued interest payable and other payables	(20,425)	91,530	59,869
Increase (decrease) in allowance for repayment of excess interest (Note 26)	9,733	92,738	(22,308)
Other—net	(49,527)	(41,974)	(134,115)

Net cash provided by operating activities	14,953	1,816,766	793,791

Cash flows from investing activities:
Proceeds from sales of investment securities available for sale	38,852,587	29,078,211	42,405,348
Proceeds from maturities of investment securities available for sale	33,248,881	25,434,493	23,312,279
Purchases of investment securities available for sale	(70,455,741)	(53,125,538)	(61,938,157)
Proceeds from maturities of investment securities being held to maturity	17,510	8,440	496,012
Purchases of investment securities being held to maturity	(4,698)	(2,657)	(250,337)
Proceeds from sales of other investment securities	123,615	227,141	142,353
Purchases of other investment securities	(26,826)	(106,972)	(64,031)
Net decrease (increase) in loans	(1,693,576)	23,827	(5,768,652)
Net decrease (increase) in interest-earning deposits in other banks	(1,048,401)	735,635	(773,668)
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	1,090,320	(667,032)	(366,468)
Proceeds from sales of premises and equipment	12,139	23,446	61,332
Capital expenditures for premises and equipment	(72,178)	(88,623)	(162,818)
Purchases of intangible assets	(77,504)	(139,583)	(171,121)
Cash acquired by the merger with UFJ Bank Limited—net (Note 2)	5,389,544	—	—
Other—net	116,784	(12,824)	86,608

Net cash provided by (used in) investing activities	5,472,456	1,387,964	(2,991,320)

Cash flows from financing activities:
Net increase (decrease) in deposits	1,972,225	(1,457,104)	4,634,926
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	(89,528)	789,711	132,038
Net decrease in other short-term borrowings	(6,067,919)	(5,327,949)	(695,666)
Proceeds from issuance of long-term debt	2,808,828	2,778,338	1,720,906
Repayment of long-term debt	(1,897,145)	(2,379,025)	(2,065,218)
Proceeds from sales of preferred stock issued by a subsidiary	108,250	—	—
Proceeds from sales of parent company’s stock	2,899	829	119
Dividends paid	(806,276)	(451,914)	(459,581)
Dividends paid to minority interests	(62,264)	(16,640)	(15,389)
Payments for the allocated amount under the consolidated corporate-tax system (Note 11)	(10,916)	—	—
Net cash received from parent company for the transfer of Mitsubishi UFJ Securities Co., Ltd. (Note 4)	197,569	—	—
Loan provided to parent company for the transfer of Mitsubishi UFJ Securities Co., Ltd. (Note 4)	(228,498)	—	—
Payments for redemption of preferred stock issued by a subsidiary	—	(120,000)	—
Other—net	(58,044)	(24,760)	99,813

Net cash provided by (used in) financing activities	(4,130,819)	(6,208,514)	3,351,948

Effect of exchange rate changes on cash and cash equivalents	23,273	25,681	(31,687)

Net increase (decrease) in cash and cash equivalents	1,379,863	(2,978,103)	1,122,732

Cash and cash equivalents at beginning of fiscal year (including cash and cash equivalents identified as discontinued operations of ¥13,939 million in 2006, ¥14,069 million in 2007 and ¥2,194 million in 2008)	4,027,982	5,407,845	2,429,742

Cash and cash equivalents at end of fiscal year (including cash and cash equivalents identified as discontinued operations of ¥14,069 million in 2006, ¥2,194 million in 2007 and nil in 2008)	¥5,407,845	¥2,429,742	¥3,552,474

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	¥783,653	¥1,263,579	¥1,580,177
Income taxes, net of refunds	81,636	55,040	79,192
Non-cash investing and financing activities:
Obtaining assets by entering into capital lease	26,736	33,905	17,341
Merger with UFJ Bank Limited by stock-for-stock exchanges (Note 2):
Non-cash assets acquired at fair value	71,644,091	—	—
Liabilities assumed at fair value	72,409,416	—	—

Net	(765,325)	—	—

Stocks issued in connection with the merger with UFJ Bank Limited (Note 2)	4,625,939	—	—
Business transfer from Mitsubishi UFJ Trust and Banking Corporation
Non-cash assets acquired	—	—	123,519
Liabilities assumed	—	—	117,819

Stocks issued to Mitsubishi UFJ Trust and Banking Corporation	—	—	5,700

See the accompanying notes to Consolidated Financial Statements.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) is a major commercial banking institution, providing a broad range of financial services to consumers and corporations through commercial banking, investment banking and other activities. As one of the principal subsidiaries of Mitsubishi UFJ Financial Group, Inc. (“MUFG”), BTMU and its subsidiaries (the “BTMU Group”) conduct domestic and international financial business through domestic and international networks of branches, offices and subsidiaries in Japan and around the world. The BTMU Group’s activities also encompass transactions with other subsidiaries of MUFG. See Note 28 for more information by business segment.

On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc. (“MTFG”), the parent company of The Bank of Tokyo-Mitsubishi, Ltd. (“BTM”), merged with UFJ Holdings, Inc. (“UFJ Holdings”), the parent company of UFJ Bank Limited (“UFJ Bank”), with MTFG being the surviving entity. Upon consummation of the merger, MTFG changed its name to MUFG. The merger was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries were recorded at fair value as of October 1, 2005. Therefore, although the merger of BTM with UFJ Bank occurred and BTM renamed BTMU on January 1, 2006, the results of operations of UFJ Bank and its subsidiaries (the “UFJ Bank Group”) have been included in the accompanying consolidated financial statements since October 1, 2005. Unless otherwise mentioned, numbers as of March 31, 2006 reflect the financial position of the BTMU Group while numbers for the fiscal year ended March 31, 2006 comprised the results of BTM and its subsidiaries (the “BTM Group”) for the six months ended September 30, 2005 and the results of the BTMU Group from October 1, 2005 to March 31, 2006. Numbers as of and for the fiscal years ended March 31, 2007 and 2008 reflect the financial position and results of the BTMU Group. See Note 2 for further discussion of the merger.

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

Fiscal periods of certain subsidiaries, which end on or after December 31, and BTMU’s fiscal year, which ends on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2006, 2007 and 2008, the effect of recording intervening events for the three-month periods ended March 31 on BTMU’s proportionate equity in net income of subsidiaries with fiscal periods ended on December 31, would have resulted in an increase of ¥7.68 billion to net income, a decrease of ¥2.43 billion to net income and an increase of ¥4.99 billion to net loss, respectively. No intervening events occurred during each of the three-month periods ended March 31, 2006, 2007 and 2008 which, if recorded, would have had material effects to consolidated total assets, loans, total liabilities, deposits or total shareholder’s equity as of March 31, 2006, 2007 and 2008.

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

Variable interest entities are consolidated when the BTMU Group has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. See Note 25.

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

Repurchase Agreements, Securities Lending and Other Secured Financing Transactions—Securities sold with agreements to repurchase (“repurchase agreements”), securities purchased with agreements to resell (“resale agreements”) and securities lending and borrowing transactions are accounted for as sales of securities with related off-balance-sheet forward repurchase commitments or purchases of securities with related off-balance-sheet forward resale commitments, if they meet the relevant conditions for the surrender of control as provided by Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125.” If the conditions are not met, the transactions are treated as secured financing or lending.

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

Investment Securities—Debt securities for which the BTMU Group has both the ability and positive intent to hold to maturity are classified as Securities being held to maturity and carried at amortized cost. Debt securities that the BTMU Group may not hold to maturity and marketable equity securities, other than those classified as Trading account securities, are classified as Securities available for sale, and are carried at their fair values, with unrealized gains and losses reported on a net-of-tax basis within accumulated other changes in equity from nonowner sources, which is a component of shareholder’s equity. Other investment securities include nonmarketable equity securities carried at their acquisition costs, and also securities held by subsidiaries that are investment companies or brokers and dealers in securities. Such securities held by those subsidiaries are not within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and are subject to the specialized industry accounting principles in AICPA Audit and Accounting Guides for “Investment Companies” and “Brokers and Dealers in Securities” (the “AICPA Guides”) applicable for those subsidiaries. Securities of those subsidiaries are carried at their fair values.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Individual debt and equity securities are written down to fair value with the resulting losses charged to operations when, in the opinion of management, a decline in estimated fair value below the cost of such securities is other than temporary. Such impairment loss is included in Investment securities gains (losses)—net in the consolidated statements of operations. In determining other than temporary declines in fair value to be recognized as an impairment loss on investment securities, the BTMU Group generally considers factors such as the ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery in fair value, the financial condition of the issuer, the extent of decline in fair value, and the length of time that the decline in fair value below cost has existed. See Note 6 for a further discussion of other-than-temporary impairment. Interest and dividends on investment securities are reported in Interest income. Dividends are recognized when the shareholders’ right to receive the dividend is established. Gains and losses on disposition of investment securities are computed using the average cost method and are recognized on the trade date.

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

Derivatives entered into for trading purposes are carried at fair value and are reported as Trading account assets or Trading account liabilities. Fair values are estimated based on market or broker-dealer quotes when available. Valuation models such as present value and pricing models are applied to current market information to estimate fair values when such quotes are not available. The BTMU Group defers trade date gains or losses on derivatives where the fair values of those derivatives are not obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The fair values of derivative contracts executed with the same counterparty under legally enforceable master netting agreements are presented on a net basis. Changes in the fair value of such contracts are recognized currently in Foreign exchange gains (losses)—net with respect to foreign exchange contracts and in Trading account profits (losses)—net with respect to interest rate contracts and other types of contracts.

Embedded features that are not clearly and closely related to the host contracts and meet the definition of derivatives are separated from the host contracts and measured at fair value unless the contracts embedding the derivatives are measured at fair value in their entirety.

Derivatives are also used to manage exposures to fluctuations in interest and foreign exchange rates arising from mismatches of asset and liability positions. Certain of those derivatives are designated by the BTMU Group and qualify for hedge accounting. A derivative is designated as a hedging instrument at the inception of each such hedge relationship and the BTMU Group documents, for such individual hedging relationships, the risk management objective and strategy, including identifying the item being hedged, identifying the specific risk being hedged and the method used to assess the hedge’s effectiveness. In order for a hedging relationship to qualify for hedge accounting, the changes in the fair value of the derivative instruments must be highly effective in achieving offsetting changes in fair values or variable cash flows of the hedged items attributable to the risk being hedged. Any ineffectiveness, which arises during the hedging relationship, is recognized in Non-interest income or expense in the period in which it arises. All qualifying hedging derivatives are valued at fair value and included in Other assets or Other liabilities. The fair values of derivative contracts executed with the same counterparty under legally enforceable master netting agreements are presented on a net basis. For fair value hedges of interest-bearing assets or liabilities, the change in the fair value of the hedged item and the hedging instruments is recognized in net interest income to the extent that it is effective. For all other fair value hedges, the change in the fair value of the hedged item and change in fair value of the derivative are recognized in

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

non-interest income or expense. For cash flow hedges, the unrealized changes in fair value to the extent effective are recognized in accumulated other changes in equity from nonowner sources. Amounts realized on cash flow hedges related to variable rate loans are recognized in net interest income in the period when the cash flow from the hedged item is realized. The fair value of cash flow hedges related to forecasted transactions, if any, is recognized in non-interest income or expense in the period when the forecasted transaction occurs. Any difference that arises from gains or losses on hedging derivatives offsetting corresponding gains or losses on the hedged items, and gains and losses on derivatives attributable to the risks excluded from the assessment of hedge effectiveness are recognized in non-interest income or expense. Derivatives that do not qualify for hedge accounting are considered trading positions and are accounted for as such.

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

In accordance with SOP 03-3 adopted by the BTMU Group on April 1, 2005, impaired loans acquired for which it is probable that the BTMU Group will be unable to collect all contractual receivables are initially recorded at the present value of amounts expected to be received and the related valuation allowances are not carried over or created initially. Accretable yield is limited to the excess of the investor’s estimate of

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

undiscounted cash flows over the investor’s initial investment in the loan and subsequent increases in cash flows expected to be collected are recognized prospectively through adjustment of the loan’s yield over its remaining life after reduction of any remaining allowance for credit losses for the loan established after its acquisition, if any, while any decrease in such cash flows below those initially expected at acquisition plus additional cash flows expected to be collected arising from changes in estimate after acquisition are recognized as impairments.

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

Premises and Equipment—Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to operations over the estimated useful lives of the related assets. Leasehold improvements are depreciated over the terms of the respective leases or the estimated useful lives of

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the improvements, whichever is shorter. BTMU applies the declining-balance method in depreciating its premises and equipment, while other subsidiaries mainly apply the straight-line method, at rates principally based on the following estimated useful lives:

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

Goodwill arising from a business combination is not amortized but is tested for impairment in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. A reporting unit is an operating segment, or an identified business unit one level below an operating segment. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its implied fair value.

Intangible assets—Intangible assets consist of software, core deposit intangibles, customer relationships, trade names and other intangible assets. These are amortized over their estimated useful lives unless they have indefinite useful lives. Amortization of intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets as follows:

	Useful lives (years)	Amortization method
Software	2 to 10	Straight-line
Core deposit intangibles	4 to 18	Declining-balance
Customer relationships	10 to 30	Declining-balance
Trade names	6 to 20	Straight-line

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

The BTMU Group adopted the recognition provisions of SFAS No. 158 as of March 31, 2007. See Accounting Changes—Defined Benefit Pension and Other Postretirement Plans and Note 16 for further information.

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

Free Distributions of Common Shares—As permitted by the Commercial Code of Japan (the “Code”) and as revised under the Company Law, Japanese companies, upon approval by the Board of Directors, may make a free distribution of shares, in the form of a “stock split” as defined, to shareholders. In accordance with generally accepted accounting practice in Japan, such distribution does not give rise to any change in capital stock or capital surplus accounts. Common shares distributed are recorded as shares issued on the distribution date. See Note 19.

Earnings per Common Share—Basic earnings per share (“EPS”) excludes dilutive effects of potential common shares and is computed by dividing income available to a common stock shareholder by the weighted average number of common shares outstanding for the period, while diluted EPS gives effect to all dilutive potential common shares that were outstanding during the period. See Note 22 for the computation of basic and diluted EPS.

Parent Company’s Stock—The BTMU Group presents its parent company’s stock as a reduction of shareholder’s equity on the consolidated balance sheets at cost and accounts for parent company’s stock transactions under the average cost method. Gains (losses) on sales of the parent company’s stock are charged to capital surplus.

Comprehensive Income (Loss)—The BTMU Group’s comprehensive income (loss) includes net income (loss) and other changes in equity from nonowner sources. All changes in unrealized gains and losses on investment securities available for sale, unrealized gains and losses on derivatives qualifying for cash flow hedges, pension liability adjustments and foreign currency translation adjustments constitute the BTMU Group’s changes in equity from nonowner sources and are presented, with related income tax effects, in the consolidated statements of changes in equity from nonowner sources.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation—BTMU and certain of its subsidiaries have stock-based compensation plans, which are described more fully in Note 31. For the fiscal year ended March 31, 2006, as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation,” compensation expense was recognized using the intrinsic value-based method of valuing stock options prescribed in Accounting Principles Board Opinions (“APB”) No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Under the intrinsic value-based method, compensation expense was measured as the amount by which the quoted market price of these subsidiaries’ stock at the date of grant exceeded the stock option exercise price. On April 1, 2006, the BTMU Group adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). See Accounting Changes —Share-Based Payment and Note 31 for further information.

Had the employee stock-based compensation plans been accounted for under the fair value method of SFAS No. 123, the BTMU Group’s compensation expense, net income, and net income per share would have been the pro forma amounts indicated in the following table:

For the fiscal year ended March 31, 2006
(in millions)
Reported net income	¥228,779
Add: Stock-based employee compensation expense (included in reported net income, net of tax)	322
Less: Stock-based employee compensation expense (determined under fair value based method for all awards, net of tax)	(1,688)

Pro forma net income, after stock-based employee compensation expense	¥227,413

Basic earnings per common share—net income available to a common shareholder:	(in Yen)
Reported	¥30.72
Pro forma	30.53
Diluted earnings per common share—net income available to a common shareholder:
Reported	27.07
Pro forma	26.91

Change in Accounting Estimates

BTMU and its domestic subsidiaries have reviewed the salvage values of premises and equipment and decided to change the estimated salvage values of these assets to ¥1 during the fiscal year ended March 31, 2008. Under the provision of SFAS No. 154 “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3,” a change in salvage values of depreciable assets is treated as a change in accounting estimate. The effect of this change has been reflected on a prospective basis beginning April 1, 2007. This change had an adverse impact on income from continuing operations before income tax expense and net loss of ¥47 billion and ¥28 billion, respectively, and a corresponding impact on both basic and diluted loss per share of ¥2.71 per share for the fiscal year ended March 31, 2008.

The BTMU Group periodically updates underlying assumptions to make a current estimate of allowance for credit losses. During the fiscal year ended March 31, 2008, in addition to such routine update of estimates to reflect current conditions, BTMU adopted an advanced estimation to determine appropriate level of formula allowance, which is estimated based primarily on the default ratio and recoverable ratio. Previously, recoverable ratio was computed from the major cases of a default event such as legal bankruptcy. During the fiscal year ended March 31, 2008, BTMU began incorporating other credit events for its recoverable ratio to better reflect broader cases of default. In addition, BTMU made an adjustment for the impact of heterogeneous size of

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

borrowers among its loan portfolio to estimate the appropriate level of the formula allowance for the fiscal year ended March 31, 2008. Since the default ratio is statistically computed by counting one credit event as one regardless of the size of borrowers, BTMU commenced making an additional reserve by looking to monetary level of past defaults in addition to the number of defaults. The effect from those changes had a positive impact on income from continuing operations before income tax expense and net loss of ¥45 billion and ¥27 billion, respectively, and a corresponding impact on both basic and diluted loss per share of ¥2.61 per share for the fiscal year ended March 31, 2008.

Accounting Changes

Accounting for Conditional Asset Retirement Obligations—In March 2005, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.” FIN No. 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. SFAS No. 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. Effective March 31, 2006, the BTMU Group adopted FIN No. 47 to existing asset retirement obligations associated with commitments to return property subject to operating leases to its original condition upon lease termination. The cumulative effect of the change in accounting principle was to decrease net income by ¥8,425 million. This adjustment represents the cumulative depreciation and accretion that would have been recognized through the date of adoption of FIN No. 47 had the statement applied to the BTMU Group’s existing asset retirement obligations at the time they were initially incurred.

Had the asset retirement obligations been accounted for under FIN No. 47 at the inception of operating leases requiring restoration, the BTMU Group’s net income and net income per share would have been the pro forma amounts indicated in the following table:

For the fiscal year ended March 31, 2006
(in millions)
Reported net income	¥228,779
Cumulative effect of a change in accounting principle related to adoption of FIN No. 47, net of taxes:
Reported	8,425
Pro forma	410

Pro forma net income, after cumulative effect of a change in accounting principle related to adoption of FIN No. 47, net of taxes	¥236,794

Basic earnings per common share—net income available to a common shareholder:	(in Yen)
Reported	¥30.72
Pro forma	31.83
Diluted earnings per common share—net income available to a common shareholder:
Reported	27.07
Pro forma	28.06

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Share-Based Payment—In December 2004, the FASB issued SFAS No. 123R. SFAS No. 123R replaces SFAS No. 123, and supersedes APB No. 25. In March 2005, the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107, which provides interpretive guidance on SFAS No. 123R. SFAS No. 123 preferred a fair-value-based method of accounting for share-based payment transactions with employees, but it permitted the option of continuing to apply the intrinsic-value-based measurement method in APB No. 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. SFAS No. 123R eliminates the alternative to use the intrinsic value method of accounting and requires entities to recognize the costs of share-based payment transactions with employees based on the grant-date fair value of those awards over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123R is effective as of the beginning of the fiscal year or interim period beginning after June 15, 2005. The BTMU Group adopted SFAS No. 123R on April 1, 2006 under the modified prospective method, which resulted in a decrease in income from continuing operations before income tax expense of ¥1,969 million and a decrease in income from continuing operations, net of taxes, of ¥1,026 million for the fiscal year ended March 31, 2007, which includes estimated forfeitures for restricted stock and the amortization of compensation costs related to unvested stock options. The corresponding impact on both basic and diluted earnings per share was a reduction of ¥0.10 per share for the fiscal year ended March 31, 2007. The adoption of SFAS No. 123R did not have a material impact on the BTMU Group’s cash flows. See Note 31 for a further discussion of the adoption of SFAS No. 123R and stock-based compensation plans.

Defined Benefit Pension and Other Postretirement Plans—In September 2006, the FASB issued SFAS No. 158. SFAS No. 158 requires entities to recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement plans in its consolidated statement of financial position and recognize changes in the funded status of defined benefit pension and other postretirement plans in the year in which the changes occur in comprehensive income. SFAS No. 158 also clarifies that defined benefit assets and obligations should be measured as of the date of the entity’s fiscal year-end statement of financial positions. The requirement to recognize the funded status as of the date of the statement of financial position is effective for fiscal years ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the statement of financial position is effective for fiscal years ending after December 15, 2008.

The BTMU Group adopted the recognition provisions of SFAS No. 158, which resulted in an increase in accumulated other changes in equity from nonowner sources of ¥99,748 million, net of taxes, and had no impact on how the BTMU Group determined its net periodic benefit costs as of March 31, 2007.

The BTMU Group will adopt the measurement date provisions of SFAS No. 158 that changes the measurement date for the plan assets and benefit obligations of BTMU and some of its domestic subsidiaries from December 31 to March 31 beginning on April 1, 2008 by using the approach that remeasures plan assets and benefit obligations as of March 31, 2008. The BTMU Group recognized ¥411 million in gains on settlement during January 1, 2008 to March 31, 2008 for the year ended March 31, 2008 and estimates a decrease in the beginning balance of retained earnings as of April 1, 2008 by ¥3,890 million, net of taxes, and a decrease in the beginning balance of accumulated other changes in equity from nonowner sources as of April 1, 2008 by ¥127,816 million, net of taxes, from adopting this provision. The estimated impact on the beginning balance of the accumulated other changes in equity from nonowner sources upon adoption of the measurement date provision of SFAS No. 158 as of April 1, 2008 is mainly due to a decrease in fair value of the plan assets of ¥175,680 million and an increase in benefit obligations of ¥32,382 million caused by a decline in the discount rate from December 31, 2007 to March 31, 2008.

Accounting for Certain Hybrid Financial Instruments—In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” SFAS No. 155 amends SFAS No. 133, “Accounting for

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” and resolves issues addressed in SFAS No. 133 Implementation Issue D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133. SFAS No. 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The BTMU Group adopted SFAS No. 155 on April 1, 2007, which did not have a material impact on its financial position and results of operations.

Accounting for Servicing of Financial Assets—In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets.” SFAS No. 156 amends SFAS No. 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract, and requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS No. 156 permits an entity to choose either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. SFAS No. 156 is effective for the fiscal year beginning after September 15, 2006. Earlier adoption is permitted. The BTMU Group adopted SFAS No. 156 on April 1, 2007, which did not have a material impact on its financial position and results of operations.

Determining the Variability to Be Considered in Applying FIN No. 46R—In April 2006, the FASB staff issued an FASB Staff Position (“FSP”) on FIN No. 46R, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (“FSP FIN No. 46R-6”). This FSP states that the variability to be considered in applying FIN No. 46R shall be based on an analysis of the design of the entity as outlined in the following two steps: (a) analyze the nature of the risks in the entity, (b) determine the purpose for which the entity was created and determine the variability (created by the risks identified in step (a)) the entity is designed to create and pass along to its interest holders. For the purposes of this FSP, interest holders include all potential variable interest holders (including contractual, ownership, or other pecuniary interests in the entity). After determining the variability to be considered, the reporting enterprise can determine which interests are designed to absorb that variability. The FSP should be applied prospectively to all entities (including newly created entities) with which an enterprise first becomes involved, and to all entities previously required to be analyzed under FIN No. 46R when a reconsideration event has occurred beginning the first day of the first reporting period beginning after June 15, 2006. Early application is permitted for periods for which financial statements have not yet been issued. Retrospective application to the date of the initial application of FIN No. 46R is permitted but not required. If retrospective application is elected, it must be completed no later than the end of the first annual reporting period ending after July 15, 2006. The BTMU Group adopted this FSP on April 1, 2007, which did not have a material impact on its financial position and results of operations.

Uncertainty in Income Taxes—In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 requires recognition of a tax benefit to the extent of management’s best estimate of the impact of a tax position based on the technical merits of the position, provided it is more likely than not that

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the tax position will be sustained upon examination, including resolution of any related appeals or litigation process. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The BTMU Group adopted FIN No. 48 on April 1, 2007, which reduced the beginning balance of retained earnings by ¥3,701 million. See Note 11 for additional information related to the adoption of FIN No. 48.

Leveraged Leases— In July, 2006, the FASB issued an FSP on SFAS No. 13, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction.” This FSP requires if, during the lease term, the projected timing of the income tax cash flows generated by a leveraged lease is revised, the rate of return and the allocation of income shall be recalculated from the inception of the lease. At adoption, the cumulative effect of applying the provisions of this FSP shall be reported as an adjustment to the beginning balance of retained earnings as of the beginning of the period in which this FSP is adopted. This FSP is effective in fiscal years beginning after December 15, 2006. The BTMU Group adopted the provisions of this FSP on April 1, 2007, which reduced the beginning balance of retained earnings by ¥5,725 million, net of taxes. The reduction to retained earnings at adoption will be recognized in interest income over the remaining terms of the affected leases as tax benefits are realized.

Recently Issued Accounting Pronouncements

Fair Value Measurements—In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under SFAS No. 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. SFAS No. 157 shall be applied prospectively, except for the provisions related to block discounts and existing derivative and hybrid financial instruments measured at fair value under SFAS No. 133 as modified by SFAS No. 155 using the transaction price in accordance with the guidance in EITF Issue No. 02-3 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.” SFAS No. 157 nullifies the guidance in EITF Issue No. 02-3 which requires the deferral of trade date gains or losses on derivatives where the fair value of those derivatives are not obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. Upon adoption of SFAS No. 157, the difference between the carrying amount and fair value of the derivatives measured using the guidance in EITF Issue No. 02-3 is to be recognized as an adjustment to the beginning balance of retained earnings. The outstanding balance of the deferred profit in accordance with EITF Issue No. 02-3 was approximately ¥2 billion, net of taxes at March 31, 2008. SFAS No. 157 also precludes the use of a blockage factor when measuring financial instruments traded in an active market at fair value and requires consideration of nonperformance risk when measuring liabilities at fair value. In February 2008, the FASB staff issued another FSP on SFAS No. 157, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FSP SFAS No. 157-1”). FSP SFAS No. 157-1 amends SFAS No. 157 to exclude SFAS No. 13, “Accounting for Leases,” and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141, or SFAS No. 141R, “Business Combinations,” regardless of whether those assets and liabilities are related to leases. In addition, in February 2008, the FASB staff issued an FSP on SFAS No. 157, “Effective Date of FASB Statement No. 157” (“FSP SFAS No. 157-2”). FSP SFAS No. 157-2 applies to nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in an entity’s financial statements on a recurring basis and defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for those items. The BTMU Group has not completed the study of what effect SFAS No. 157 and these FSPs will have on its financial position and results of operations.

Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements—In September 2006, the FASB Emerging Issues Task Force (the “EITF”) reached a consensus on EITF Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.” This EITF requires that an agreement by the employer to share a portion of the proceeds of a life insurance policy with the employee during the postretirement period is a postretirement benefit arrangement for which a liability must be recorded. The BTMU Group will adopt this EITF on April 1, 2008. The impact of adopting EITF 06-4 is not expected to be significant on the BTMU Group’s financial position and results of operations.

Fair Value Option for Financial Assets and Financial Liabilities—In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No 115.” SFAS No. 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to certain conditions. The BTMU Group adopted SFAS No. 159 on April 1, 2008. The BTMU Group elected the fair value option for foreign securities classified as available-for-sale held by BTMU in the amount of ¥8,657,886 million, whose unrealized gains and losses are reported within accumulated other changes in equity from nonowner sources as of March 31, 2008. BTMU economically manages, through its asset and liability management activities, risks associated with its foreign currency denominated financial assets and liabilities due to fluctuation of foreign exchange rates. However, prior to the adoption of SFAS No. 159 for these securities, gains and losses on translation of these securities were reflected in other changes in equity from nonowner sources, while gains and losses on translation of foreign currency denominated financial liabilities were included in current earnings. The BTMU Group elected the fair value option for these securities to mitigate accounting mismatches due to fluctuations of foreign exchange rates. As a result of adopting the fair value option on these securities, BTMU estimates an increase in the beginning balance of retained earnings as of April 1, 2008 of ¥10,408 million, net of tax.

Netting of Cash Collateral against Derivative Exposures—In April 2007, the FASB staff issued an FSP on FIN No. 39, “Amendment of FASB Interpretation No. 39.” This FSP permits offsetting of fair value amounts recognized for the right to reclaim cash collateral (a receivable) or obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangements, and amends FIN No. 39 to replace the terms “conditional contracts” and “exchange contracts” with the term “derivative instruments”, as defined in SFAS No. 133. Upon adoption of this FSP, a reporting entity is permitted to change its accounting policy to offset or not offset fair value amounts

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recognized for derivative instruments under master netting arrangements, however, the effects of applying this FSP is required to be recognized as a change in accounting principle through retrospective application for all financial statements presented unless it is impracticable to do so. This FSP is effective for the fiscal year beginning after November 15, 2007. Beginning April 1,2008, the BTMU Group is planning to change the accounting policy to not offset fair value amounts recognized for derivative instruments under master netting agreements. The impact of adopting this FSP is expected to result in an increase of total assets and total liabilities by ¥3,984,255 million at March 31, 2007 and ¥6,365,340 million at March 31, 2008.

Investment Company Accounting—In June 2007, the AICPA issued SOP 07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies.” SOP 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Guide. The statement also addresses whether the specialized industry accounting principles of the AICPA Guide should be retained by a parent company in consolidation or by an investor that has the ability to exercise significant influence over the investment company and applies the equity method of accounting to its investment in the entity. In addition, in May 2007, the FASB staff issued an FSP on FIN No. 46R, “Application of FIN No. 46R to Investment Companies,” (“FSP FIN No. 46R-7”), which amends FIN No. 46R to make permanent the temporary deferral of the application of FIN No. 46R to entities within the scope of the revised audit guide under SOP 07-1. These new standards were expected to be effective for fiscal years beginning on or after December 15, 2007, with earlier application encouraged. However, in February 2008, the FASB issued an FSP on SOP 07-1, “Effective Date of AICPA Statement of Position 07-1” (“FSP SOP 07-1-1”), to delay indefinitely the effective dates of SOP 07-1 and the effectivity of FSP FIN No. 46R-7 in order to address implementation issues. For entities that have not yet adopted the provisions of SOP 07-1 and FSP FIN No. 46R-7, early adoption will not be permitted during the indefinite deferral.

Income tax benefits on Share-Based Payment Awards—In June 2007, the EITF reached a consensus on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”), which was ratified by the FASB in June 2007. EITF 06-11 requires that realized tax benefits from dividends or dividend equivalents paid on equity-classified share-based payment awards that are charged to retained earnings should be recorded as an increase to additional paid-in capital and included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. EITF 06-11 is effective prospectively for the income tax benefits on dividends declared in fiscal years beginning after December 15,

2007. The BTMU Group has not completed the study of what effect EITF 06-11 will have on its financial position and results of operations.

Business Combinations—In December 2007, the FASB issued SFAS No. 141R. SFAS No. 141R will significantly change the accounting for business combinations while retaining the fundamental requirements in SFAS No. 141, that the acquisition method of accounting (which SFAS No. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141R further expands the definitions of a business and the fair value measurement and reporting in a business combination. SFAS No. 141R states that all business combinations (whether full, partial or step acquisitions) will result in all the assets acquired and liabilities assumed and any noncontrolling (minority) interests in the acquiree being recorded at their acquisition-date fair values with limited exceptions. Certain forms of contingent considerations and certain acquired contingencies will be recorded at their acquisition-date fair value. SFAS No. 141R also states acquisition costs will generally be expensed as incurred, restructuring costs will be expensed in periods after the acquisition date, and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No. 141R also includes a substantial number of new disclosure requirements to disclose all information needed to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

period beginning on or after December 15, 2008 with early adoption prohibited. The BTMU Group has not completed the study of what effect SFAS No. 141R will have on its financial position and results of operations.

Noncontrolling Interests—In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS No. 160 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the parent in the consolidated financial statements within the equity section but separate from the parent’s equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statements of operations; changes in parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for similarly as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. SFAS No. 160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 with early adoption prohibited. The BTMU Group has not completed the study of what effect SFAS No. 160 will have on its financial position and results of operations.

Disclosure about Derivative Instruments and Hedging Activities—In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133.” SFAS No. 161 requires enhance disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The significant additional disclosures required by SFAS No. 161 include (1) a tabular summary of the fair values of derivative instruments and their gains and losses, (2) disclosure of credit- risk-related contingent features in order to provide more information regarding an entity’s liquidity from using derivatives, and (3) cross-referencing within footnotes to make it easier for financial statement users to locate important information about derivative instruments. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, with early application encouraged. It encourages but does not require comparative disclosures for earlier periods at initial adoption. SFAS No. 161 will only affect the BTMU Group’s disclosures of derivative instruments and related hedging activities, and will not affect its financial position and results of operations.

Hierarchy of GAAPs—In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” The main objective of SFAS No. 162 is to include the GAAP Hierarchy within the accounting literature established by the FASB rather than within AICPA’s Statement of Auditing Standards No. 69, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The impact of adopting SFAS No. 162 is not expected to be significant on the BTMU Group’s financial position and results of operations.

Disclosures about Credit Derivatives and Certain Guarantees—In September 2008, the FASB staff issued an FSP on SFAS No. 133 and FIN No. 45, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161.” This FSP amends SFAS No. 133 to require a seller of credit derivatives to disclose information about its credit derivatives and hybrid instruments that have embedded credit derivatives. In addition, the FSP amends FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34,” and requires guarantors to additionally disclose the current status of the payments/performance risk of the guarantee so that the disclosure will provide similar information

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as the disclosure relating to credit derivatives and hybrid instruments that have embedded credit derivatives under SFAS No. 133, as amended by this FSP. This FSP also clarifies the FASB’s intent that disclosure required by SFAS No. 161 should be provided for any reporting period (annual or interim) beginning after November 15, 2008. This FSP is effective for the reporting periods (annual or interim) ending after November 15, 2008. This FSP will affect the BTMU Group’s disclosures of credit derivatives and certain guarantees, but will not affect its financial position and results of operations.

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

Unaudited pro forma combined condensed statements of income

The following unaudited pro forma combined condensed statements of income present the results of operations had the merger taken place at the beginning of the period:

For the fiscal year ended March 31, 2006
(in millions, except per share data and number of shares)
Statements of income data:
Net interest income	¥1,974,478
Provision for credit losses	238,928
Non-interest income	882,697
Non-interest expense	2,148,236

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	470,011

Income from discontinued operations—net	8,973
Cumulative effect of a change in accounting principles, net of tax	(8,425)
Income tax expense	90,335

Net income	¥380,224

Amounts per share:
Basic earnings per common share—net income available to a common shareholder	¥37.04
Diluted earnings per common share—net income available to a common shareholder	30.94
Weighted average common share outstanding (in thousands)	10,076,473
Weighted average diluted common share outstanding (in thousands)	12,000,281

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

Interest expense was attributed to discontinued operations based on average net assets. The amount of interest expense allocated to discontinued operations for the fiscal years ended March 31, 2006, 2007 and 2008 was ¥1,708 million, ¥209 million and nil, respectively.

The severance reserve balances at March 31, 2007 and 2008 were ¥238 million and nil, respectively.

During the fiscal year ended March 31, 2008, UNBC entered into a Deferred Prosecution Agreement with the United States Department of Justice (“DOJ”) relating to past violations of Bank Secrecy Act and other anti-money laundering regulations that occurred in UNBC’s now discontinued international banking business. As part of this agreement, UNBC paid the DOJ ¥2,545 million for the fiscal year ended March 31, 2008. The ¥2,545 million payment and ¥194 million of related legal and other outside services costs were allocated to discontinued operations as these past violations pertained to UNBC’s international banking business. The income tax benefit of ¥69 million for the fiscal year ended March 31, 2008 reflects the nondeductibility of the ¥2,545 million payment to the DOJ.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2007, the assets and liabilities identified as discontinued operations were comprised of the following:

2007
(in millions)
Assets:
Cash and due from banks	¥2,194
Loans, net of allowance for credit losses	159
Customers’ acceptance liability	45
Other	37

Assets of discontinued operations to be disposed or sold	¥2,435

Liabilities:
Bank acceptances outstanding	¥45
Other	501

Liabilities of discontinued operations to be extinguished or assumed	¥546

The components of income from discontinued operations for the fiscal years ended March 31, 2006, 2007 and 2008 were as follows:

	2006	2007	2008
	(in millions)

Total revenue	¥14,141	¥1,604	¥—

Loss from discontinued operations	¥(2,563)	¥(2,451)	¥(2,739)
Gains on disposal	25,220	466	—
Minority interest in income (loss) of consolidated subsidiaries	5,607	(434)	(924)
Income tax expense (benefit)	8,077	(734)	(69)

Income (loss) from discontinued operations—net	¥8,973	¥(817)	¥(1,746)

4.    OTHER BUSINESS DEVELOPMENTS

Mitsubishi UFJ Securities Co., Ltd.

On July 1, 2005, BTMU transferred substantially all common shares of Mitsubishi UFJ Securities Co., Ltd. (“MUS”), a former securities subsidiary of BTMU, to MUFG for ¥228 billion. At the same time, BTMU provided a loan of ¥228 billion to MUFG for the purchase of MUS shares. As a result of the transfer, MUS became a directly-owned subsidiary of MUFG. The BTMU Group accounted for the transfer of shares as a constructive dividend-in-kind of MUS shares to MUFG by the carrying amount of shares, and the BTMU’s loan receivable from MUFG as a constructive capital contribution with the loan receivable reflected as a deduction of the shareholder’s equity. The loan receivable from MUFG will decrease on repayment of the loan by MUFG and, accordingly, the constructive capital contribution will be recognized as an increase in shareholder’s equity upon collection of the loan receivable. As a result, no gain or loss has been recognized on the transfer of common shares of MUS.

Also, the results of operations of MUS prior to the date of transfer were not reported as discontinued operations due to the BTMU Group’s significant continuing involvement in the operations of MUS after the transfer transaction.

On September 30, 2007, MUFG and MUS executed a share exchange. The share exchange ratio was set at 1.02 shares of MUFG common stock to one share of MUS common stock, valuing the transaction at approximately ¥370 billion. The share exchange ratio was calculated based on the MUFG’s stock after the stock split, which was

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

effective on September 30, 2007. MUFG’s treasury stock was exchanged for the shares of MUS common stock and there was no issurance of new shares. Losses on the share exchange were charged to Capital surplus for the year ended March 31, 2008. As a result of the share exchange, MUS became a wholly owned subsidiary of MUFG.

Mitsubishi UFJ NICOS Co., Ltd.

On April 1, 2007, the merger between UFJ NICOS Co., Ltd. (“UFJ NICOS”) and DC Card Co., Ltd. (“DC Card”), two credit card subsidiaries of BTMU, came into effect with UFJ NICOS being the surviving entity and UFJ NICOS renamed Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”). Each share of DC Card’s common stock was exchanged for 30 shares of UFJ NICOS’s common stock. The assets and liabilities acquired through the purchase of the minority interest in DC Card were measured based on their fair value as of April 1, 2007. BTMU initially recorded approximately ¥4 billion of intangible assets.

On November 6, 2007, MUFG acquired ¥120 billion of new common shares in Mitsubishi UFJ NICOS. The MUFG Group has approximately 76% ownership of Mitsubishi UFJ NICOS compared with its prior holding of approximately 66%. As a result, BTMU’s ownership interests were diluted from approximately 66% to 47%. However, due to the existence of a controlling interest by means other than ownership of voting stock of Mitsubishi UFJ NICOS, it is still accounted for as a consolidated subsidiary of BTMU. In addition, this change in the ownership interests resulted in a capital surplus increase of ¥22 billion.

In September 2007, MUFG, BTMU, Mitsubishi UFJ NICOS and JACCS Co., Ltd. (“JACCS”) entered into a basic agreement that share for share exchanges between MUFG and Mitsubishi UFJ NICOS would be implemented in August 2008 resulting in Mitsubishi UFJ NICOS to be a wholly owned subsidiary of MUFG. Under the provision of SFAS No. 144, a long-lived asset to be disposed of other than by sale (for example, by abandonment, in an exchange for a similar productive long-lived asset, or in a distribution to owners in a spinoff) shall continue to be classified as held and used until it is disposed of. Since the share for share exchange between MUFG and Mitsubishi UFJ NICOS is considered to be a distribution to owners in a spin-off for BTMU, Mitsubishi UFJ NICOS is classified as a component of an entity to be held and used until it is disposed of.

kabu.com Securities Co., Ltd.

BTMU acquired approximately 20% ownership of kabu.com Securities Co., Ltd. (“kabu.com Securities”), a retail online securities company in Japan through tender offers, valuing the transaction at approximately ¥41 billion. Additionally, BTMU acquired additional shares of kabu.com Securities, which were mainly held by the MUFG Group other than subsidiaries of BTMU, resulting in its ownership to approximately 41% through the purchases during the fiscal year ended March 31, 2008. BTMU has controlling interest by ownership of voting stock and means other than ownership of voting stock of kabu.com Securities. As a result, kabu.com Securities, a former equity method investee of BTMU, became a consolidated subsidiary of BTMU as of that date. The acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141 and the assets and liabilities of the kabu.com Securities were recorded at their fair value. BTMU recorded approximately ¥34 billion of goodwill and ¥9 billion of intangible assets. The purpose of this acquisition is to strengthen the retail online securities business and enhance comprehensive Internet-based financial services.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    TRADING ACCOUNT ASSETS AND LIABILITIES

The following table shows trading account assets and liabilities, carried at estimated fair value, at March 31, 2007 and 2008. For trading derivative contracts executed under legally enforceable master netting agreements, related assets and liabilities are bilaterally offset and reported net by each counterparty.

	2007	2008
	(in millions)
Trading account assets:
Trading securities:
Japanese government, prefectural and municipal bonds	¥222,551	¥527,961
Commercial paper	1,449,500	1,200,093
Equity securities, foreign governments bonds and other securities	1,166,161	1,218,159

Total	2,838,212	2,946,213

Trading derivative assets:
Interest rate contracts:
Forwards and futures	12,213	20,725
Swaps and swap-related products	3,279,781	5,030,582
Options purchased	143,489	164,906

Total	3,435,483	5,216,213

Foreign exchange contracts:
Forwards and futures	779,172	1,352,353
Swaps	441,526	933,651
Options purchased	368,142	877,665

Total	1,588,840	3,163,669

Other contracts, mainly commodity and credit-related contracts	196,502	351,882
Offsetting of derivatives with the same counterparty under master netting agreements	(3,981,760)	(6,363,921)

Total	¥4,077,277	¥5,314,056

Trading account liabilities:
Trading securities sold, not yet purchased	¥11,382	¥13,250
Trading derivative liabilities:
Interest rate contracts:
Forwards and futures	12,579	18,602
Swaps and swap-related products	3,206,910	4,706,907
Options written	137,272	168,937

Total	3,356,761	4,894,446

Foreign exchange contracts:
Forwards and futures	627,240	1,102,395
Swaps	436,916	1,045,603
Options written	561,207	690,221

Total	1,625,363	2,838,219

Other contracts, mainly commodity and credit-related contracts	198,657	315,200
Offsetting of derivatives with the same counterparty under master netting agreements	(3,981,760)	(6,365,210)

Total	¥1,210,403	¥1,695,905

See Note 30 for the methodologies and assumptions used to estimate fair values.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The BTMU Group performs trading activities through market-making, sales and arbitrage, while maintaining risk levels within appropriate limits in accordance with its risk management policy. Net trading gains (losses) for the fiscal years ended March 31, 2006, 2007 and 2008 were comprised of the following:

	2006	2007	2008
	(in millions)
Interest rate and other derivative contracts	¥(212,679)	¥171,040	¥318,154
Trading account securities, excluding derivatives	121,508	82,393	(45,685)

Trading account profits (losses)—net	(91,171)	253,433	272,469
Foreign exchange derivative contracts(1)	19,407	(108,334)	35,284

Net trading gains (losses)(1)	¥(71,764)	¥145,099	¥307,753

Note:

(1)	Net trading gains (losses) of Foreign exchange derivative contracts for the fiscal year ended March 31, 2007 has been restated as follows:

	For the fiscal year ended March 31, 2007
	As previously reported	As restated
	(in millions)
Foreign exchange derivative contracts	¥(9,210)	¥(108,334)
Net trading gains	244,223	145,099

6.    INVESTMENT SECURITIES

The amortized costs and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2007 and 2008 were as follows:

	2007				2008
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥18,583,336	¥40,060	¥7,955	¥18,615,441	¥13,453,493	¥50,082	¥20,683	¥13,482,892
Japanese prefectural and municipal bonds	228,907	1,728	172	230,463	192,748	5,122	126	197,744
Foreign governments and official institutions bonds	3,124,826	74,585	6,902	3,192,509	2,528,782	32,472	3,963	2,557,291
Corporate bonds	5,305,168	136,343	2,839	5,438,672	4,711,815	124,457	12,030	4,824,242
Mortgage-backed securities	2,614,577	76,725	14,206	2,677,096	3,366,228	4,198	5,358	3,365,068
Other debt securities	2,514,692	60,533	3,318	2,571,907	2,944,335	9,966	103,431	2,850,870
Marketable equity securities	3,683,629	3,186,477	6,058	6,864,048	3,475,267	1,671,002	47,452	5,098,817

Total	¥36,055,135	¥3,576,451	¥41,450	¥39,590,136	¥30,672,668	¥1,897,299	¥193,043	¥32,376,924

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥2,053,629	¥28	¥7,136	¥2,046,521	¥1,824,929	¥3,014	¥1,730	¥1,826,213
Foreign governments and official institutions bonds	11,095	352	39	11,408	9,602	664	—	10,266
Corporate bonds	40,233	576	—	40,809	21,630	673	—	22,303
Other debt securities	1,997	—	—	1,997	1,819	—	—	1,819

Total	¥2,106,954	¥956	¥7,175	¥2,100,735	¥1,857,980	¥4,351	¥1,730	¥1,860,601

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment securities other than securities available for sale or being held to maturity (i.e., nonmarketable equity securities presented in Other investment securities) were primarily carried at cost of ¥552,775 million and ¥466,590 million, at March 31, 2007 and 2008, respectively, because their fair values were not readily determinable. The BTMU Group periodically monitors the status of each investee including the credit ratings and changes in the BTMU Group’s share of net assets in the investees as compared with its shares at the time of investment, or utilizes commonly accepted valuation models for certain nonmarketable equity securities issued by public companies which are convertible to marketable common stock in the future, to determine if impairment losses, if any, are to be recognized on these nonmarketable securities. The impairment of cost-method investments is not evaluated when valuation models are not applicable if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. BTMU Group did not estimate the fair value of such investments in accordance with paragraph 14 and 15 of SFAS No. 107, “Disclosure about Fair Value of Financial Instruments.” These investments had aggregate costs of ¥151,350 million and ¥144,938 million, at March 31, 2007 and 2008, respectively. Investment securities held by certain subsidiaries subject to specialized industry accounting principles in AICPA Guides presented in Other investment securities were carried at fair value of ¥6,872 million and ¥10,654 million at March 31, 2007 and 2008, respectively.

See Note 30 for the methodologies and assumptions used to estimate the fair values.

The amortized cost and estimated fair values of debt securities being held to maturity and the estimated fair values of debt securities available for sale at March 31, 2008 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final maturities.

	Held-to-maturity		Available-for-sale
	Amortized cost	Estimated fair value	Estimated fair value
	(in millions)
Due in one year or less	¥1,317,846	¥1,318,396	¥7,511,888
Due from one year to five years	467,856	469,489	7,098,684
Due from five years to ten years	30,753	31,422	5,337,172
Due after ten years	41,525	41,294	7,330,363

Total	¥1,857,980	¥1,860,601	¥27,278,107

For the fiscal years ended March 31, 2006, 2007 and 2008, gross realized gains on sales of investment securities available for sale were ¥331,568 million, ¥235,624 million and ¥240,583 million, respectively, and gross realized losses on sales of investment securities available for sale were ¥50,732 million, ¥18,151 million and ¥184,527 million, respectively.

For the fiscal years ended March 31, 2006, 2007 and 2008, losses resulting from write-downs of investment securities to reflect the decline in value considered to be other than temporary were ¥310,022 million, ¥142,817 million and ¥1,315,122 million, respectively, which were included in Investment securities gains (losses)—net in the consolidated statements of operations. The losses of ¥310,022 million for the fiscal year ended March 31, 2006 included losses of ¥172,685 million from Japanese national government bonds classified as available for sale. The losses of ¥1,315,122 million for the fiscal year ended March 31, 2008 included losses of ¥1,024,985 million from debt securities available for sale mainly classified as Foreign governments and official institutions bonds and Mortgage-backed securities, and ¥249,791 million from marketable equity securities.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the unrealized gross losses and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2007 and 2008 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2007:	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥7,290,850	¥7,955	¥—	¥—	¥7,290,850	¥7,955	36
Japanese prefectural and municipal bonds	18,510	172	—	—	18,510	172	2
Foreign governments and official institutions bonds	825,321	6,022	74,270	880	899,591	6,902	204
Corporate bonds	397,612	2,839	—	—	397,612	2,839	2,353
Mortgage-backed securities	277,424	1,352	436,003	12,854	713,427	14,206	333
Other debt securities	240,893	2,964	28,579	354	269,472	3,318	60
Marketable equity securities	47,874	6,058	—	—	47,874	6,058	18

Total	¥9,098,484	¥27,362	¥538,852	¥14,088	¥9,637,336	¥41,450	3,006

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥602,905	¥747	¥1,234,033	¥6,389	¥1,836,938	¥7,136	19
Foreign governments and official institutions bonds	—	—	749	39	749	39	1

Total	¥602,905	¥747	¥1,234,782	¥6,428	¥1,837,687	¥7,175	20

	Less than 12 months		12 months or more		Total
At March 31, 2008:	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥6,760,639	¥20,683	¥—	¥—	¥6,760,639	¥20,683	39
Japanese prefectural and municipal bonds	23,013	126	—	—	23,013	126	2
Foreign governments and official institutions bonds	92,550	3,883	12,920	80	105,470	3,963	67
Corporate bonds	270,520	12,030	—	—	270,520	12,030	1,081
Mortgage-backed securities	10,350	93	333,492	5,265	343,842	5,358	258
Other debt securities	846,464	101,440	32,171	1,991	878,635	103,431	317
Marketable equity securities	447,900	47,452	—	—	447,900	47,452	88

Total	¥8,451,436	¥185,707	¥378,583	¥7,336	¥8,830,019	¥193,043	1,852

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥—	¥—	¥243,025	¥1,730	¥243,025	¥1,730	5

Total	¥—	¥—	¥243,025	¥1,730	¥243,025	¥1,730	5

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The BTMU Group has determined that unrealized losses on investments at March 31, 2007 and 2008 are temporary based on its ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairments. Impairment is evaluated considering various factors, and their relative significance varies from case to case. The BTMU Group’s review includes, but is not limited to, consideration of the following factors:

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

Unrealized losses on certain other debt securities held by BTMU, all of which have been in a continuous loss position for less than 12 months, are considered temporary, since BTMU has the ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery in fair value. Unrealized losses on marketable equity securities, all of which have been in a continuous loss position for less than 12 months, are also considered temporary, since the BTMU Group primarily makes these investments for strategic purposes to maintain long-term relationship with its customers.

Certain securities held by UNBC, which primarily consist of debt securities backed by the full faith and credit of the U.S. government and corporate asset-backed and debt securities, were determined not to be impaired in some cases, on the basis of a cash flow analysis of such securities and/or UNBC’s ability and positive intent to hold such securities to maturity. As shown in the table above, there were no material unrealized losses that have been in a continuous loss position for 12 months or more, except for unrealized losses on certain foreign governments and official institutions bonds, mortgage-backed securities and other debt securities held by UNBC at March 31, 2008. Foreign governments and official institutions bonds in an unrealized loss position for 12 months or more were issued by one of the several Government-Sponsored Enterprises (“GSEs”) such as U.S. Federal National Mortgage Association (“Fannie Mae”), Federal Home Loan Mortgage Corporation (“Freddie Mac”), Federal Home Loan Banks or Federal Farm Credit Banks. These securities were issued with a stated interest rate and mature in less than five years. All of the unrealized losses on these securities resulted from rising interest rates subsequent to purchase. Unrealized losses will decline as interest rates fall below the purchased yield and as the securities approach maturity. Since UNBC has the ability and positive intent to hold the securities until recovery of the carrying value, which could be maturity, the unrealized loss is considered temporary. Mortgage-backed securities in an unrealized loss position for 12 months or more are primarily securities guaranteed by a GSE such as Fannie Mae or Freddie Mac and relatively small amounts of AAA-rated

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

private label mortgage securities. These securities are collateralized by residential mortgage loans and may be prepaid at par prior to maturity. All of the unrealized losses on the mortgage-backed securities resulted from rising interest rates subsequent to purchase and in the case of private label mortgage securities, additional credit spread widening since purchase. Other debt securities in an unrealized loss position for 12 months or more primarily consisted of credit card receivable securities and collateralized loan obligations held by UNBC. Unrealized losses on such securities arise from rising interest rates, widening credit spreads, credit quality of the underlying collateral, and the market’s opinion of the performance of the fund managers. Cash flow analysis of the underlying collateral provides an estimate of other-then-temporary impairment, which is performed quarterly on those securities below Aa investment grade. Any security with a change in credit rating is also subject to cash flow analysis to determine whether or not an other-than-temporary impairment exists. During the fiscal year ended March 31, 2008, the fair value of the collateralized loan obligation portfolio was adversely impacted by the liquidity crisis caused by the subprime loan industry. Although none of the collateralized loan obligations in UNBC’s portfolio contain subprime loan assets, widening credit spreads caused their value to decline. Since the securities do not have observable credit quality issues and the UNBC has the ability and intent to hold the other debt securities until recovery of the carrying value, which could be maturity, the unrealized loss is considered temporary.

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

At the establishment of BSPC in January 2002, BTMU paid ¥1,400 million to BSPC as preferred contributions. At the time of the sales, BTMU made subordinated contributions to the Special Account of ¥1,164 million for the fiscal year ended March 31, 2002. For the fiscal year ended March 31, 2003, BTMU evaluated its preferred contributions of ¥1,400 million and subordinated contributions of ¥1,164 million for

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

impairment, and the recognized an impairment loss of ¥2,564 million. On October 1, 2005, the BTMU Group acquired, at fair value, the preferred and subordinated contributions of UFJ Bank to BSPC for ¥3,200 million and ¥8,595 million, respectively.

BTMU sold marketable equity securities to BSPC with aggregate market values of ¥3,537 million, nil and nil, respectively, during the fiscal years ended March 31, 2006, 2007 and 2008. Also, BTMU made loans to BSPC to fund its purchases of marketable equity securities. Such loans to BSPC, which are guaranteed by the Japanese government, amounted to ¥193,100 million and nil at March 31, 2007 and 2008, respectively.

The BTMU Group accounts for the transfers of marketable equity securities to the General Account, if any, as secured borrowings. With respect to the transfers of marketable equity securities to the Special Account with the requirement of subordinated contributions, if the fair value of the securities sold to the Special Account is greater than 10% of the fair value of all securities held by the Special Account, the BTMU Group accounts for the subordinated contributions as a partial retained interest in the sale. For all periods presented, the BTMU Group had no sales of securities whose fair value was greater than 10% of the fair value of all securities held by the Special Account. For the fiscal years ended March 31, 2006, 2007 and 2008, the BTMU Group recognized gains of ¥769 million, nil and nil, respectively, on the sales of marketable equity securities to the Special Account. In September 2006, BSPC ceased purchasing marketable equity securities from banks.

Debt-for-equity Swap

The BTMU Group restructured certain debt by entering into debt-for-equity swap transactions. As a result of these debt-for-equity swap transactions, the BTMU Group’s loans to some borrowers, under standard terms available to similarly situated corporate borrowers, were effectively converted into equity interests in the borrowers, often in the form of preferred shares. The aggregate carrying amounts of debt swapped for equity, net of allowance, for the fiscal years ended March 31, 2006, 2007 and 2008 were ¥240 million, nil and nil, respectively. Such loans were often identified as impaired and, accordingly, the debt-for-equity swap transactions did not materially affect the BTMU Group’s results of operations for the fiscal years ended March 31, 2006, 2007 and 2008.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    LOANS

Loans at March 31, 2007 and 2008, by domicile and type of industry of borrowers are summarized below:

Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan.

	2007(4)	2008
	(in millions)
Domestic(1):
Manufacturing	¥9,600,707	¥9,906,435
Construction	1,689,817	1,601,740
Real estate	6,676,027	6,605,035
Services	6,063,212	5,725,714
Wholesale and retail	8,545,484	8,547,271
Banks and other financial institutions(2)	3,309,837	3,548,490
Communication and information services	1,002,494	962,793
Other industries	9,183,100	9,390,295
Consumer	22,490,433	22,650,762

Total domestic	68,561,111	68,938,535

Foreign:
Governments and official institutions	371,585	315,418
Banks and other financial institutions(2)	1,618,772	2,020,967
Commercial and industrial	13,256,465	15,998,837
Other	2,363,827	2,586,770

Total foreign	17,610,649	20,921,992

Unearned income, unamortized premiums—net and deferred loan fees—net	(47,694)	(80,696)

Total(3)	¥86,124,066	¥89,779,831

Notes:

(1)	Since the credit administration system was upgraded, a precise breakdown of the balance of consumer loans by the type of proprietor business became available. As a result, the consumer balances at March 31, 2007 and 2008 do not include those loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. The balances at March 31, 2007 were reclassified accordingly.
(2)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(3)	The above table includes loans held for sale of ¥87,086 million and ¥469,788 million at March 31, 2007 and 2008, respectively, which are carried at the lower of cost or estimated fair value.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4)	Classification of loans by industry at March 31, 2007 has been restated as follows:

	As previously reported	As restated
	(in millions)
Domestic:
Manufacturing	¥9,600,707	¥9,600,707
Construction	1,689,817	1,689,817
Real estate	6,676,103	6,676,027
Services	6,048,175	6,063,212
Wholesale and retail	8,545,782	8,545,484
Banks and other financial institutions	3,142,516	3,309,837
Communication and information services	966,951	1,002,494
Other industries	9,319,135	9,183,100
Consumer	22,566,073	22,490,433

Total domestic	68,555,259	68,561,111

Foreign:
Governments and official institutions	371,585	371,585
Banks and other financial institutions	1,532,750	1,618,772
Commercial and industrial	13,285,579	13,256,465
Other	2,426,587	2,363,827

Total foreign	17,616,501	17,610,649

Unearned income, unamortized premiums—net and deferred loan fees—net	(47,694)	(47,694)

Total	¥86,124,066	¥86,124,066

Substantially all domestic loans are made under agreements which, as is customary in Japan, provide that a bank may, under certain conditions, require the borrower to provide collateral (or additional collateral) or guarantees with respect to the loans, and that the bank may treat any collateral, whether furnished as security for loans or otherwise, as collateral for all indebtedness to the bank. At March 31, 2007 and 2008, such collateralized loans originated by the BTMU Group, which were principally collateralized by real estate, marketable securities and accounts receivable, amounted to ¥24,373,598 million and ¥25,110,360 million, respectively, which represented 36% and 36%, respectively, of the total domestic loans at March 31, 2007 and 2008.

Nonaccrual and restructured loans were ¥1,510,444 million and ¥1,557,295 million at March 31, 2007 and 2008, respectively. Had interest on these loans been accrued pursuant to the original terms, gross interest income on such loans for the fiscal years ended March 31, 2007 and 2008 would have been approximately ¥87.9 billion and ¥88.7 billion, respectively, of which approximately ¥64.0 billion and ¥65.3 billion, respectively, were included in interest income on loans in the accompanying consolidated statements of operations. Accruing loans contractually past due 90 days or more were ¥21,309 million and ¥16,506 million at March 31, 2007 and 2008, respectively.

The BTMU Group provided commitments to extend credit to customers with restructured loans. The amounts of such commitments were ¥19,232 million and ¥16,154 million at March 31, 2007 and 2008, respectively. See Note 24 for further discussion of commitments to extend credit.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impaired Loans

The BTMU Group’s impaired loans primarily include nonaccrual loans and restructured loans. A summary of the recorded balances of impaired loans and related impairment allowance at March 31, 2007 and 2008 is shown below:

	2007		2008
	Recorded loan balance	Impairment allowance	Recorded loan balance	Impairment allowance
	(in millions)
Requiring an impairment allowance	¥987,178	¥511,916	¥1,079,213	¥544,601
Not requiring an impairment allowance(1)	239,314	—	300,379	—

Total(2)	¥1,226,492	¥511,916	¥1,379,592	¥544,601

Notes:

(1)	These loans do not require an allowance for credit losses under SFAS No. 114 since the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥755 million and ¥11,911 million at March 31, 2007 and 2008, respectively.

The average recorded investments in impaired loans were approximately ¥1,014 billion, ¥1,238 billion and ¥1,287 billion, respectively, for the fiscal years ended March 31, 2006, 2007 and 2008.

For the fiscal years ended March 31, 2006, 2007 and 2008, the BTMU Group recognized interest income of approximately ¥21.1 billion, ¥32.2 billion and ¥45.4 billion, respectively, on impaired loans. Interest income on nonaccrual loans was recognized on a cash basis when ultimate collectibility of principal was certain; otherwise, cash receipts were applied as principal reductions. Interest income on accruing impaired loans, including restructured loans, was recognized on an accrual basis to the extent that the collectibility of interest income was reasonably certain based on management’s assessment.

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

	2007	2008
	(in millions)
Loans acquired during the fiscal year:
Contractually required payments receivable at acquisitions	¥17,337	¥6,640
Cash flows expected to be collected at acquisitions	786	583
Fair value of loans at acquisitions	786	583

Accretable yield for loans within the scope of SOP 03-3:
Balance at beginning of fiscal year	¥244,005	¥170,901
Accretion	(98,755)	(80,732)
Disposals	(789)	(4,521)
Reclassifications from nonaccretable difference	26,440	26,704

Balance at end of fiscal year	¥170,901	¥112,352

Loans within the scope of SOP 03-3:
Outstanding balance, beginning of fiscal year	¥2,030,474	¥1,141,783
Outstanding balance, end of fiscal year	1,141,783	813,303
Carrying amount, beginning of fiscal year	867,714	433,091
Carrying amount, end of fiscal year	433,091	267,285

Nonaccruing loans within the scope of SOP 03-3:
Carrying amount at acquisition date during fiscal year	¥786	¥583
Carrying amount at end of fiscal year	147,804	86,852

Provisions within the scope of SOP 03-3:
Balance of allowance for loan losses at beginning of fiscal year	¥24,782	¥10,724
Additional provisions during fiscal year	48,592	35,804
Reductions of allowance during fiscal year	18,743	5,805
Balance of allowance for loan losses at end of fiscal year	10,724	18,920

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2007 and 2008, the components of the investment in direct financing leases were as follows:

	2007	2008
	(in millions)
Minimum lease payment receivable	¥952,498	¥919,139
Estimated residual values of leased property	41,949	44,050
Less—unearned income	(72,831)	(71,427)

Net investment in direct financing leases	¥921,616	¥891,762

Future minimum lease payment receivables under noncancelable leasing agreements as of March 31, 2008 were as follows:

Direct financing leases
(in millions)
Fiscal year ending March 31:
2009	¥285,211
2010	230,917
2011	167,930
2012	117,639
2013	56,492
2014 and thereafter	60,950

Total minimum lease payment receivables	¥919,139

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

Financial institutions, including the BTMU Group, waived the repayment of substantial amounts of the loans to the Jusen and transferred the remaining balances to HLAC. Financial institutions were requested to make loans to HLAC to finance its collection activities, and in the fiscal year ended March 31, 1997, the BTMU Group made loans of ¥184,197 million with an original maturity term of 15 years. The 15-year term loans to HLAC, which are guaranteed by the DIC under the legislation and the loan agreements, mature in 2011 and earn interest at TIBOR (Tokyo Interbank Offered Rate) plus 0.125%. During the fiscal years ended March 31, 2007 and 2008, certain of these loans were repaid before maturity. At March 31, 2007 and 2008, outstanding loans to HLAC were ¥122,634 million and ¥111,000 million, respectively.

Under this restructuring program, a Financial Stabilization Fund (the “Special Fund”) was established within the DIC, and the Bank of Japan and other financial institutions established another fund (the “New Fund”). These funds are principally invested in Japanese government bonds. The BTMU Group made non-interest-earning deposits of ¥111,124 million with the Special Fund and the New Fund in the fiscal year ended March 31, 1997. On October 1, 2005, the BTMU Group acquired, at fair value, non-interest-earning deposits of the UFJ Bank Group with the Special Fund and the New Fund. The deposit balances as of March 31,

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2007 and 2008, which are included in Other assets, were ¥257,093 million and ¥261,756 million, respectively, reflecting a present value discount and subsequent amortization of the discount during the period until the expected maturity date. The non-interest-earning deposits with these funds are expected to mature in 15 years from the deposit dates, which coincides with the planned operational lifespan of HLAC.

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

Sales of Loans

The BTMU Group originates various types of loans to corporate and individual customers in Japan and overseas in the normal course of its business. In order to improve its loan quality, the BTMU Group actively disposed of nonperforming loans. Most of such nonperforming loans were disposed of by sales to third party purchasers without any continuing involvement. Management of the BTMU Group generally decides on approvals for disposals after significant sales terms, including prices, are negotiated. As such, loans are disposed of by sales shortly after the loans are transferred to held-for-sale classification. The net gains on the sales of loans were ¥45,689 million, ¥22,727 million and ¥12,746 million for the fiscal years ended March 31, 2006, 2007 and 2008, respectively.

Loan Securitization

The BTMU Group had no significant transfers of loans in securitization transactions accounted for as sales for the fiscal years ended March 31, 2006, 2007 and 2008, and did not retain any significant interests associated with loans transferred in securitizations at March 31, 2008.

Related Party Loans

In some cases, BTMU and its banking subsidiaries make loans to related parties, including their directors and executive officers, in the course of their normal commercial banking business. At March 31, 2007 and 2008, outstanding loans to such related parties were not significant.

In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. For the fiscal years ended March 31, 2006, 2007 and 2008, there were no loans to related parties that were charged-off. Additionally, at March 31, 2007 and 2008, there were no loans to related parties that were impaired.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    ALLOWANCE FOR CREDIT LOSSES

Changes in the allowance for credit losses for the fiscal years ended March 31, 2006, 2007 and 2008 are shown below:

	2006	2007	2008
	(in millions)
Balance at beginning of fiscal year	¥567,651	¥912,997	¥993,527
Additions resulting from the merger with UFJ Bank(1)	279,158	—	—
Provision for credit losses	163,416	341,570	407,238
Charge-offs	127,125	298,257	369,841
Less—Recoveries	19,369	33,011	25,794

Net charge-offs	107,756	265,246	344,047
Others(2)	10,528	4,206	(5,980)

Balance at end of fiscal year	¥912,997	¥993,527	¥1,050,738

Notes:

(1)	Additions resulting from the merger with UFJ Bank represent the allowance for credit losses for acquired loans outside the scope of SOP 03-3. The allowance for credit losses on loans within the scope of SOP 03-3 was not carried over.
(2)	Others principally include foreign exchange translation adjustments.

As explained in Note 7, nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans was removed from the allowance for credit losses and transferred to the valuation allowance for loans held for sale upon a decision to sell. Net charge-offs in the above table include the decrease in the allowance for credit losses due to loan disposal activity amounting to ¥26.1 billion, ¥13.0 billion and ¥7.2 billion for the fiscal years ended March 31, 2006, 2007 and 2008, respectively.

9.    PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2007 and 2008 consisted of the following:

	2007	2008
	(in millions)
Land	¥312,708	¥296,775
Buildings	418,571	431,874
Equipment and furniture	542,939	555,239
Leasehold improvements	304,918	312,932
Construction in progress	12,204	6,496

Total	1,591,340	1,603,316
Less accumulated depreciation	695,460	774,555

Premises and equipment—net	¥895,880	¥828,761

Premises and equipment include capitalized leases, principally related to data processing equipment, which amounted to ¥120,873 million and ¥114,368 million at March 31, 2007 and 2008, respectively. Accumulated depreciation on such capitalized leases at March 31, 2007 and 2008 amounted to ¥55,897 million and ¥64,477 million, respectively.

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

BTMU has entered into sales agreements to sell its buildings and land and, under separate agreements, leased those properties back for their business operations, including bank branches. BTMU either provided nonrecourse financings to the buyers for the sales proceeds or invested in the equities of the buyers. As a result, BTMU was considered to have continuing involvement with the properties. For accounting and reporting purposes, these transactions were accounted for under the financing method with the sales proceeds recognized as a financing obligation. The properties were reported on the consolidated balance sheets and depreciated. The financing obligation at March 31, 2007 and 2008 were ¥46,270 million and ¥74,954 million, respectively.

For the fiscal years ended March 31, 2006, 2007 and 2008, the BTMU Group recognized ¥5,919 million, ¥12,056 million and ¥3,651 million, respectively, of impairment losses for long-lived assets, primarily real estate which was either formerly used for its banking operations and is no longer used or real estate that is being used where recovery of the carrying amount is doubtful. In addition, ¥195 million, ¥208 million and ¥49 million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2006, 2007 and 2008, respectively. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, or the estimated price based on an appraisal.

10.    GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The table below presents the changes in the carrying amount of goodwill by business segment during the fiscal years ended March 31, 2007 and 2008:

	Retail Banking	Corporate Banking	Global Banking			Global Markets	Total
(in millions)			Other than UNBC	UNBC	Total
Fiscal year ended March 31, 2007:
Balance at March 31, 2006	¥738,267	¥811,859	¥148,613	¥76,944	¥225,557	¥2,300	¥1,777,983
Goodwill acquired during the fiscal year	—	—	—	12,021	12,021	—	12,021
Reduction due to elimination of valuation allowance for deferred tax assets	(9,010)	(2,458)	(548)	—	(548)	—	(12,016)
Foreign currency translation adjustments and other	(8,393)	(786)	—	2,321	2,321	—	(6,858)

Balance at March 31, 2007	¥720,864	¥808,615	¥148,065	¥91,286	¥239,351	¥2,300	¥1,771,130

Fiscal year ended March 31, 2008:
Balance at March 31, 2007	¥720,864	¥808,615	¥148,065	¥91,286	¥239,351	¥2,300	¥1,771,130
Goodwill acquired during the fiscal year	36,833	1,095	—	1,578	1,578	—	39,506
Impairment loss	—	(816,347)	—	—	—	—	(816,347)
Reduction due to elimination of valuation allowance for deferred tax assets	(7,754)	(1,579)	—	—	—	—	(9,333)
Foreign currency translation adjustments and other	(24,428)	8,216	1,403	274	1,677	—	(14,535)

Balance at March 31, 2008	¥725,515	¥—	¥149,468	¥93,138	¥242,606	¥2,300	¥970,421

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:

(1)	See Note 28 for the business segment information of the BTMU Group.
(2)	See Note 2 and 4 for the goodwill acquired in connection with various acquisitions.

There was no impairment for the fiscal year ended March 31, 2007. For the fiscal year ended March 31, 2008, a goodwill impairment loss of ¥816,347 million was recognized in the Corporate Banking reporting unit. The reason for the impairment was mainly due to the recent global financial market instability that negatively affected the fair value of the reporting unit for the purpose of our annual impairment testing. The fair value of that reporting unit was estimated using the expected present value of future cash flow.

Other Intangible Assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of intangible assets at March 31, 2007 and 2008:

	2007			2008
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions)
Intangible assets subject to amortization:
Software	¥645,971	¥247,623	¥398,348	¥796,662	¥343,612	¥453,050
Core deposit intangibles	593,507	132,643	460,864	591,567	202,101	389,466
Customer relationships	60,163	11,981	48,182	69,396	19,909	49,487
Trade names	28,660	2,213	26,447	35,150	4,120	31,030
Other	5,459	2,065	3,394	4,315	1,893	2,422

Total	¥1,333,760	¥396,525	937,235	¥1,497,090	¥571,635	925,455

Intangible assets not subject to amortization:
Indefinite-lived trade names			6,400			4,828
Other			10,044			10,570

Total			16,444			15,398

Total			¥953,679			¥940,853

Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2008 amounted to ¥178,519 million, which primarily consisted of ¥166,356 million of software and ¥9,671 million of customer relationships. The weighted average amortization periods for these assets are 5 years and 13 years, respectively. There is no significant residual value estimated for these assets. Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2008 amounted to ¥4,945 million, which primarily consisted of ¥4,828 million of trade names.

For the fiscal years ended March 31, 2006, 2007 and 2008, the BTMU Group recognized ¥207 million, ¥184,754 million and ¥461 million, respectively, of impairment losses for intangible assets whose carrying amount exceeded their fair value. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, the estimated value based on appraisal, or the discounted expected future cash flows.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The impairment loss for the fiscal year ended March 31, 2007 included a loss of ¥183,959 million relating to customer relationships and trade names in the Retail Banking business segment, which were both subject to and not subject to amortization. These intangible assets were initially valued based on discounted expected future cash flows. The future cash flows were negatively revised due to the adverse change in the business environment for customer finance companies attributable to an ensuing action toward legal revisions of customer lending law to lower the interest rate permissible on customer loans and, accordingly, the BTMU Group reevaluated these intangible assets and recognized impairment losses.

The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

(in millions)
Fiscal year ending March 31:
2009	¥197,226
2010	152,948
2011	133,406
2012	112,380
2013	88,178

11.    INCOME TAXES

The detail of current and deferred income tax expense (benefit) for the fiscal years ended March 31, 2006, 2007 and 2008 was as follows:

	2006(1)	2007(1)	2008
	(in millions)
Current:
Domestic	¥10,142	¥17,699	¥13,017
Foreign	54,288	49,260	64,016

Total	64,430	66,959	77,033

Deferred:
Domestic	890	328,575	429,987
Foreign	3,601	14,765	(16,711)

Total	4,491	343,340	413,276

Income tax expense from continuing operations	68,921	410,299	490,309
Income tax expense (benefit) from discontinued operations	8,077	(734)	(69)
Income tax benefit from cumulative effect of a change in accounting principle	(5,759)	—	—
Income tax expense (benefit) reported in shareholder’s equity relating to:
Investment securities available for sale	705,843	190,265	(747,808)
Derivatives qualifying for cash flow hedges	(1,065)	(158)	1,672
Minimum pension liability adjustments	90,358	(1,011)	—
Pension liability adjustments	—	—	30,564
Foreign currency translation adjustments	5,138	438	(29,659)

Total	800,274	189,534	(745,231)

Total	¥871,513	¥599,099	¥(254,991)

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:

(1)	The detail of current and deferred income tax expense (benefit) for the fiscal years ended March 31, 2006 and 2007 have been restated as follows:

	As previously reported		As restated
	2006	2007	2006	2007
	(in millions)		(in millions)
Deferred:
Domestic	¥6,516	¥338,948	¥890	¥328,575
Foreign	(2,025)	4,392	3,601	14,765

Total	¥4,491	¥343,340	¥4,491	¥343,340

Reconciliation of Effective Income Tax Rate

Income taxes in Japan applicable to the BTMU Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 40.6% for the fiscal years ended March 31, 2006, 2007 and 2008. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

A reconciliation of the effective income tax rate reflected in the accompanying consolidated statements of operations to the combined normal effective statutory tax rate for the fiscal years ended March 31, 2006, 2007 and 2008 is as follows:

	2006	2007	2008
Combined normal effective statutory tax rate	40.6%	40.6%	40.6%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	1.1	0.1	5.8
Dividends from foreign subsidiaries	2.9	1.1	37.0
Foreign tax credit and payments	2.0	0.9	3.7
Lower tax rates applicable to income of subsidiaries	(12.2)	(0.7)	(30.7)
Minority interests	14.5	(0.3)	22.6
Change in valuation allowance	1.3	8.2	418.1
Realization of previously unrecognised tax effects of subsidiaries	(29.1)	—	2.2
Nontaxable dividends received	(2.1)	(1.3)	(34.0)
Tax expense on capital transactions by a subsidiary	8.0	—	—
Impairment of Goodwill	—	—	975.2
Other—net	(3.8)	(1.5)	2.1

Effective income tax rate	23.2%	47.1%	1,442.6%

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are computed for each tax jurisdiction using currently enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the BTMU Group’s net deferred tax assets at March 31, 2007 and 2008 were as follows:

	2007	2008
	(in millions)
Deferred tax assets:
Allowance for credit losses	¥599,132	¥645,698
Operating loss carryforwards	1,171,150	894,741
Loans	63,008	23,362
Accrued liabilities and other	258,035	322,569
Premises and equipment, including sale-and-leaseback transactions	89,155	113,770
Derivative financial instruments	106,079	12,082
Valuation allowance(1)	(444,108)	(596,349)

Total deferred tax assets	1,842,451	1,415,873

Deferred tax liabilities:
Investment securities	1,051,493	229,674
Intangible assets	217,848	191,754
Lease transactions	63,675	55,720
Accrued severance indemnities and pension plans	45,852	104,397
Other	27,247	28,410

Total deferred tax liabilities	1,406,115	609,955

Net deferred tax assets	¥436,336	¥805,918

Note:

(1)	At March 31, 2007 and 2008, ¥310 billion and ¥301 billion, respectively, of the valuation allowance related to gross deferred tax assets was attributable to the merger with UFJ Bank. Future recognition, if occurring prior to the adoption of SFAS No. 141R, of the tax attributes associated with these gross deferred tax assets would result in BTMU’s share of tax benefits being allocated first to reduce goodwill, second to reduce other noncurrent intangible assets acquired, and then to reduce income tax expenses. For the fiscal year ended March 31, 2007 and 2008, the tax benefit of ¥12 billion and ¥9 billion attributed to the merger was recognized by eliminating the valuation allowance and was applied to reduce goodwill.

The valuation allowance was provided primarily against deferred tax assets recorded at the BTMU Group’s domestic subsidiaries with operating loss carryforwards. The amount of the valuation allowance is determined based on a review of future taxable income (exclusive of reversing temporary differences and carryforwards) and future reversals of existing taxable temporary differences. Future taxable income is developed from forecasted operating results, based on recent historical trends and approved business plans, the eligible carryforward periods and other relevant factors. For certain subsidiaries where strong negative evidence exists, such as the existence of significant amounts of operating loss carryforwards, cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance was recognized against the deferred tax assets as of March 31, 2007 and 2008 to the extent that it is more likely than not that they will not be realized. The net changes in the valuation allowance for deferred tax assets were increases of ¥63,393 million and ¥152,241 million for the fiscal years ended March 31, 2007 and 2008, respectively. The increase for the fiscal year ended March 31, 2007 primarily reflected the addition of valuation allowances for certain companies including a subsidiary in the consumer finance business due to the decline of their forecasted operating results and estimated future taxable income, and an increase in their deductible temporary differences. The increase for the fiscal year ended March 31, 2008 primarily reflected the addition of valuation allowance related to operation loss carryforwards that were no longer deemed to be “more likely than not” to be realized, due to a decline in estimated future taxable income resulting from the downturn in financial and banking businesses caused by disruptions in the global financial markets.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income taxes are not provided on undistributed earnings of foreign subsidiaries, which are considered to be indefinitely reinvested in the operations of such subsidiaries. At March 31, 2008, such undistributed earnings of foreign subsidiaries amounted to approximately ¥372 billion. Determination of the amount of unrecognized deferred tax liabilities with respect to these undistributed earnings is not practicable because of the complexity associated with its hypothetical calculation including foreign withholding taxes and foreign tax credits. BTMU has neither plans nor the intention to dispose of investments in foreign subsidiaries and, accordingly, does not expect to record capital gains or losses, or otherwise monetize its foreign subsidiaries’ undistributed earnings.

Operating Loss and Tax Credit Carryforwards

At March 31, 2008, the BTMU Group had operating loss carryforwards of ¥2,215,372 million and tax credit carryforwards of ¥1,012 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

	Operating loss carryforwards	Tax credit carryforwards
	(in millions)
Fiscal year ending March 31:
2009	¥35,779	¥—
2010	796,437	—
2011	100,743	—
2012	991,339	—
2013	234,642	—
2014	27,089	—
2015 and thereafter	24,053	—
No definite expiration date	5,290	1,012

Total	¥2,215,372	¥1,012

Uncertainty in Income Tax

The BTMU Group adopted the provisions of FIN No. 48 on April 1, 2007. As a result, the BTMU Group recognized the liability of ¥12,998 million, including interest and penalties, for uncertain tax benefits, which resulted in a decrease to retained earnings by ¥3,701 million. The following is a roll-forward of the BTMU Group’s FIN No. 48 unrecognized tax benefits for the fiscal year ended March 31, 2008:

2008
(in millions)
Balances at beginning of fiscal year	¥30,390
Net amount of increases for current year’s tax positions	13,841
Gross amount of increases for prior years’ tax positions	4,100
Gross amount of decreases for prior years’ tax positions	(3,861)
Net amount of changes relating to settlements with tax authorities	179
Decreases due to lapse of applicable statutes of limitations	(1,291)
Foreign exchange translation	(3,506)

Balances at end of fiscal year	¥39,852

Total amount of unrecognized tax benefits at March 31, 2008 that, if recognized, would affect the effective tax rate is ¥10,719 million. The remainder of the uncertain tax positions has offsetting amounts in other jurisdictions or are temporary differences.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The BTMU Group classifies accrued interest and penalties, if applicable, related to income taxes as Income tax expenses. Interest and penalties (not included in the “unrecognized tax benefits” above) are a component of Accrued and other liabilities. The following is a roll-forward of the interest and penalties recognized in the consolidated financial statements for the fiscal year ended March 31, 2008:

2008
(in millions)
Total interest and penalties in the consolidated balance sheet at April 1, 2007	¥3,400
Total interest and penalties in the consolidated statements of operations	1,492
Total cash settlements and foreign exchange translation	(1,003)

Total interest and penalties in the consolidated balance sheet at March 31, 2008	¥3,889

The BTMU Group is subject to ongoing tax examinations by the tax authorities of the various jurisdictions. The following are the major tax jurisdictions in which the BTMU Group operates and the status of years under audit or open to examination:

Jurisdiction	Tax years
Japan	2008
United States—Federal	1994 and forward
United States—California	2003 and forward

The U.S. Federal income tax returns of a certain affiliate for the years 1994 to 2001 have been examined by the Internal Revenue Service (“IRS”) and are currently being appealed. It is reasonably possible that the case will be settled by accepting a settlement offer during the next 12 months. As a result, the total amounts of unrecognized tax benefits may decrease by up to ¥2,061 million and the related accrued interest and penalties may decrease by up to ¥2,352 million. The federal income tax returns for the years 2002 and 2003 are currently under examination.

In addition, it is reasonably possible that the statute of limitations pertaining to tax positions taken by other certain affiliate with respect to the state income taxes in the United States may lapse. As a result, the total amounts of unrecognized tax benefits may decrease by up to ¥1,689 million. Should this decrease occur, the net impact on income tax expense, including interest, would be up to ¥1,370 million.

The BTMU Group does not anticipate any other material increases or decreases to unrecognized tax benefits within the next 12 months. However, the BTMU Group is under continuous examinations by the tax authorities in various domestic and foreign jurisdictions and many of these examinations are resolved every year. Therefore, the BTMU Group’s estimate of unrecognized tax benefits is subject to change based on new developments and information.

Income from Continuing Operations before Income Tax Expense

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle by jurisdiction for the fiscal years ended March 31, 2006, 2007 and 2008 was as follows:

	2006(1)	2007(1)	2008
	(in millions)
Domestic income (loss)	¥103,256	¥643,436	¥(172,602)
Foreign income	193,896	228,568	206,590

Total	¥297,152	¥872,004	¥33,988

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:

(1)	Income from continuing operations before income tax expense for the fiscal years ended March 31, 2006 and 2007 have been restated as follows:

	As previously reported		As restated
	2006	2007	2006	2007
	(in millions)		(in millions)
Domestic income	¥117,111	¥668,986	¥103,256	¥643,436
Foreign income	180,041	203,018	193,896	228,568

Total	¥297,152	¥872,004	¥297,152	¥872,004

12.    PLEDGED ASSETS AND COLLATERAL

Pledged Assets

At March 31, 2008, assets mortgaged, pledged, or otherwise subject to lien were as follows:

(in millions)
Trading account securities	¥900,692
Investment securities	7,059,679
Loans	5,296,166
Other	107,206

Total	¥13,363,743

The above pledged assets were classified by type of liabilities to which they related as follows:

(in millions)
Deposits	¥460,756
Call money and funds purchased	640,827
Payables under repurchase agreements and securities lending transactions	6,769,520
Other short-term borrowings and long-term debt	5,492,510
Other	130

Total	¥13,363,743

In addition, at March 31, 2008, loans and certain investment securities, principally Japanese national government and Japanese government agency bonds, and other assets aggregating ¥9,335,914 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Tokyo Bankers Association, for derivative transactions and for certain other purposes.

Under Japanese law, Japanese banks are required to maintain certain minimum reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2007 and 2008, the reserve funds maintained by the BTMU Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, were ¥741,959 million and ¥2,061,565 million, respectively. Average reserves during the fiscal years ended March 31, 2007 and 2008 were ¥1,500,421 million and ¥1,428,124 million, respectively.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Secured parties, including creditors and counterparties to certain transactions with the BTMU Group, may sell or repledge financial assets provided as collateral. Certain contracts, however, may not be specific about the secured party’s right to sell or repledge collateral under the applicable statutes and, therefore, whether or not the secured party is permitted to sell or repledge collateral would differ depending on the interpretations of specific provisions of the existing statutes, contract or certain market practices. If the BTMU Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the BTMU Group reports such pledged financial assets separately on the face of the consolidated balance sheets. At March 31, 2008, the BTMU Group pledged ¥11,342 billion of assets that may not be sold or repledged by the secured parties.

The BTMU Group accepts collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that the BTMU Group may require the customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability is authorized by applicable legislation. In principle, Japanese legislation permits the BTMU Group to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the BTMU Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2007 and 2008, the fair value of the collateral accepted by the BTMU Group that is permitted to be sold or repledged was approximately ¥11,831 billion and ¥13,531 billion, respectively, of which approximately ¥1,217 billion and ¥1,275 billion, respectively, was sold or repledged. The amount includes the collateral that may be repledged under the current Japanese legislation but the BTMU Group does not dispose of before the counterparties’ default in accordance with the customary practice within the Japanese banking industry.

13.    DEPOSITS

The balances of time deposits, including certificates of deposit (“CDs”), issued in amounts of ¥10 million (approximately US$100 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2008) or more with respect to domestic deposits and issued in amounts of US$100,000 or more with respect to foreign deposits were ¥19,103,823 million and ¥9,739,609 million, respectively, at March 31, 2007, and ¥20,643,100 million and ¥11,900,661 million, respectively, at March 31, 2008.

The maturity information at March 31, 2008 for domestic and foreign time deposits, including CDs, is summarized as follows:

	Domestic	Foreign
	(in millions)
Due in one year or less	¥30,950,570	¥11,967,749
Due after one year through two years	2,639,232	100,214
Due after two years through three years	2,032,522	36,716
Due after three years through four years	390,423	88,774
Due after four years through five years	424,654	15,927
Due after five years	82,695	18,844

Total	¥36,520,096	¥12,228,224

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.    CALL LOANS AND FUNDS SOLD, AND CALL MONEY AND FUNDS PURCHASED

A summary of funds transactions for the fiscal years ended March 31, 2006, 2007 and 2008 is as follows:

	2006	2007	2008
	(in millions, except percentages)
Average balance during the fiscal year:
Call money and funds purchased	¥2,169,761	¥2,106,590	¥2,815,011
Call loans and funds sold	976,376	1,072,561	825,890

Net funds purchased position	¥1,193,385	¥1,034,029	1,989,121

Call money and funds purchased:
Outstanding at end of fiscal year:
Amount	¥1,838,076	¥2,050,910	¥1,786,923
Principal range of maturities	1 day to 30 days	1 day to 30 days	1 day to 30 days
Weighted average interest rate	0.53%	2.60%	1.92%
Maximum balance at any month-end during the fiscal year	¥3,115,273	¥2,639,999	¥3,509,973
Weighted average interest rate paid during the fiscal year	0.22%	1.04%	1.38%

Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.

15.    SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2007 and 2008, the BTMU Group had unused lines of credit for short-term financing amounting to ¥7,196,828 million and ¥7,986,571 million, respectively. The amounts principally consist of the lines of collateralized intraday overdrafts without interest charges and collateralized overnight loans on bills at the official discount rate granted by the Bank of Japan, which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The BTMU Group may borrow from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

Other short-term borrowings at March 31, 2007 and 2008 were comprised of the following:

	2007	2008
	(in millions, except percentages)
Domestic offices:
Commercial paper	¥1,334,348	¥1,256,819
Borrowings from financial institutions	260,940	275,206
Other	833,817	97,227

Total domestic offices	2,429,105	1,629,252

Foreign offices:
Commercial paper	1,591,090	1,380,037
Other	391,449	665,887

Total foreign offices	1,982,539	2,045,924

Total	¥4,411,644	¥3,675,176

Weighted average interest rate on outstanding balance at end of fiscal year	2.64%	2.68%

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of other short-term borrowing transactions for the fiscal years ended March 31, 2006, 2007 and 2008 is as follows:

	2006	2007	2008
	(in millions, except percentages)
Average balance outstanding during the fiscal year	¥10,745,124	¥5,990,159	¥4,163,250
Maximum balance at any month-end during the fiscal year	15,614,428	7,883,422	5,124,282
Weighted average interest rate during the fiscal year	0.61%	1.75%	2.72%

Long-term debt (with original maturities of more then one year) at March 31, 2007 and 2008 was comprised the following:

	2007	2008
	(in millions)
BTMU:
Obligations under capital leases	¥154,004	¥119,166
Obligation under sale-and-leaseback transactions	46,270	57,925
Unsubordinated debt(2):
Fixed rate bonds, payable in Japanese yen, due 2008 - 2027, principally 0.36% - 2.69%	2,093,978	1,806,606
Fixed rate borrowings, payable in Japanese yen, due 2008 - 2028, principally 0.25% - 7.30%(1)	66,841	46,884
Fixed rate borrowings, payable in United States dollars, due 2009 - 2018, principally 6.37% - 7.49%	13,813	7,029
Fixed rate borrowings, payable in Thai baht, due 2009 - 2013, principally 4.10% - 5.65%	6,056	4,675
Adjustable rate borrowings, payable in United States dollars, due 2007 - 2011, principally 4.24% 4.72%	1,023	—
Floating rate bonds, payable in Japanese yen, due 2014, principally 1.38%	—	20,000
Floating rate borrowings, payable in Japanese yen, due 2009 - 2017, principally 0.98% - 3.37%	—	14,336
Floating rate borrowings, payable in United States dollars, due 2008, principally 4.90%	82,635	30,057
Floating rate borrowings, payable in Philippine peso, due 2009, principally 8.82%	591	552
Floating rate borrowings, payable in Thai baht, due 2008 - 2009, principally 2.78% - 2.90%	420	894

Total	2,265,357	1,931,033
Subordinated debt(2):
Fixed rate bonds, payable in Japanese yen, due 2010 - 2022, principally 1.13% - 2.39%	630,032	689,352
Fixed rate bonds, payable in United States dollars, due 2010 - 2011, principally 7.40% - 8.40%	490,165	408,412
Fixed rate borrowings, payable in Japanese yen, due 2009 - 2035, principally 1.40% - 3.98%	571,576	463,676
Fixed rate borrowings, payable in United States dollars, due 2008 - 2013, principally 6.76% - 8.76%	434,057	354,916
Adjustable rate bonds, payable in Japanese yen, due 2012, principally 1.46%	1,000	—
Adjustable rate borrowings, payable in Japanese yen, due 2008 - 2021, principally 0.69% - 2.01%	198,000	128,000
Floating rate bonds, payable in Euro, due 2015, principally 3.50%	157,330	158,190
Floating rate bonds, payable in Japanese yen, due 2013, principally 1.32%	11,000	—
Floating rate borrowings, payable in Japanese yen, due 2008 - 2028, principally 1.04% - 4.01%(1)	1,371,512	1,590,711
Floating rate borrowings, payable in United States dollars, due 2008 - 2017, principally 3.03% -8.98%	647,858	609,957
Floating rate borrowings, payable in Euro, due 2015 - 2017, principally 4.72% - 5.27%	332,753	350,391
Floating rate borrowings, payable in Great Britain pound, due 2017, principally 6.10% - 6.20%	194,653	168,092

Total	5,039,936	4,921,697
Obligations under loan securitization transaction accounted for as secured borrowings, due 2008 - 2044, principally 0.53% - 7.28%	3,142,384	3,191,209

Total	10,647,951	10,221,030

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2007	2008
	(in millions)
Subsidiaries:
Unsubordinated debt(2):
Fixed rate bonds and notes, payable in Japanese yen, due 2008 - 2024, principally 0.25% - 8.30%(1)	¥745,809	¥527,002
Fixed rate bonds and notes, payable in United States dollars, due 2012 - 2023, principally 6.70% - 6.94%	15,138	7,855
Fixed rate bonds and notes, payable in Euro, due 2010 - 2012, principally 5.15% - 6.25%	248	—
Fixed rate bonds and notes, payable in Brazil real, due 2009, principally 4.92%(1)	456	—
Fixed rate bonds and notes, payable in Chinese yuen, due 2011, principally 4.70%	—	357
Fixed rate bonds and notes, payable in Indonesian rupiah, due 2008 - 2010, principally 8.50% -9.75%	665	2,057
Fixed rate bonds and notes, payable in Thai baht, due 2008 - 2012, principally 1.24% - 5.14%	769	1,264
Adjustable rate bonds and notes, payable in United States dollars, due 2011 - 2012, principally 4.78% - 8.77%(1)	5,285	4,390
Floating rate bonds and notes, payable in Japanese yen, due 2008 - 2024, principally 0.81% -2.81%(1)	422,710	550,304
Floating rate bonds and notes, payable in United States dollars, due 2008 - 2010, principally 3.39% -10.36%	457	89,289
Floating rate bonds and notes, payable in Brazil real, due 2009, principally 4.92%(1)	561	395
Floating rate bonds and notes, payable in Chinese yuen, due 2011, principally 8.00%	1,158	1,186
Floating rate bonds and notes, payable in Hong Kong dollars, due 2007 - 2010, principally 0.75% -5.83%	4,415	—
Floating rate bonds and notes, payable in Indonesian rupiah , due 2007 - 2008, principally 5.33% - 11.67%	3,240	—
Obligations under capital leases and other miscellaneous debt	16,050	16,984

Total	1,216,961	1,201,083
Subordinated debt:
Fixed rate bonds and notes, payable in Japanese yen, due 2015 - 2017, principally 1.45% - 1.97%	20,000	20,000
Fixed rate bonds and notes, payable in United States dollars, due 2012 - 2030, principally 5.25% -10.88%	135,430	134,847
Floating rate bonds and notes, payable in Japanese yen, due 2014, principally 2.6% - 2.8%(1)	10,000	10,000

Total	165,430	164,847
Obligations under loan securitization transaction accounted for as secured borrowings, due 2008 - 2013, principally 0.42% - 7.29%	232,863	64,610

Total	1,615,254	1,430,540

Total	¥12,263,205	¥11,651,570

Notes:

(1)	Starting from March 31, 2008, the category of “Insurance companies” is no longer stated separately. The balances as of March 31, 2007 were adjusted accordingly.
(2)	Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of markets indices.

BTMU and certain subsidiaries entered into interest rate and currency swaps for certain debt in order to manage exposure to interest rate and currency exchange rate movements. As a result of these swap arrangements, the effective interest rates may differ from the coupon rates reflected in the above table. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2007 and 2008. Certain interest rates are determined by formulas and may be subject to certain minimum and maximum rates. Floating and adjustable rate debt agreements may provide for interest rate floors to prevent negative interest payments (i.e., receipts).

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain debt agreements permit BTMU and some of its subsidiaries to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

The following is a summary of maturities of long-term debt subsequent to March 31, 2008:

	BTMU	Other subsidiaries	Total
	(in millions)
Fiscal year ending March 31:
2009	¥1,422,588	¥515,692	¥1,938,280
2010	1,015,615	274,691	1,290,306
2011	1,468,384	283,857	1,752,241
2012	1,048,763	74,706	1,123,469
2013	717,073	81,524	798,597
2014 and thereafter	4,548,607	200,070	4,748,677

Total	¥10,221,030	¥1,430,540	¥11,651,570

16.    SEVERANCE INDEMNITIES AND PENSION PLANS

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

In accordance with EITF 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”, BTMU recognized (1) the difference of ¥103,001 million between the accumulated benefit obligations settled and the assets transferred to the Japanese Government as a government grant for transfer of the substitutional portion of the EPF plan, (2) the proportionate amount of the net unrealized loss of ¥69,257 million for the substitutional portion as settlement loss, and (3) the difference of ¥1,221 million between the projected benefit obligations and the accumulated benefit obligations related to the substitutional portion, as gain on derecognition of previously accrued salary progression for the fiscal year ended March 31, 2006.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net periodic cost of pension benefits and other benefits for the fiscal years ended March 31, 2006, 2007 and 2008 include the following components:

	BTMU and domestic subsidiaries			Foreign offices and subsidiaries
	2006	2007	2008	2006		2007		2008
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the fiscal year	¥18,229	¥28,517	¥27,657	¥6,770	¥797	¥7,829	¥967	¥7,049	¥1,100
Interest costs on projected benefit obligation	17,443	26,515	27,586	8,303	1,079	9,931	1,233	10,991	1,501
Expected return on plan assets	(18,543)	(40,704)	(39,819)	(12,115)	(1,146)	(15,312)	(1,353)	(17,225)	(1,639)
Amortization of net actuarial loss (gain)	13,561	(417)	(3,131)	3,342	328	4,530	530	2,519	500
Amortization of prior service cost	(624)	(3,417)	(3,373)	179	(85)	221	(89)	125	(87)
Amortization of net obligation at transition	206	274	311	4	224	5	237	—	240
Loss (gain) on settlements and curtailment	70,550	(2,122)	(5,873)	—	—	—	—	—	—
Gain on derecognition of previously accrued salary progression	(1,221)	—	—	—	—	—	—	—	—

Net periodic benefit cost	¥99,601	¥8,646	¥3,358	¥6,483	¥1,197	¥7,204	¥1,525	¥3,459	¥1,615

The following table summarizes the assumptions used in computing the present value of the projected benefit obligations and the net periodic benefit cost:

	BTMU and domestic subsidiaries				Foreign offices and subsidiaries
	2006		2007	2008	2006		2007		2008
	Pension benefits and SIP		Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
Weighted-average assumptions used:
Discount rates in determining expense	2.18	%(1)	2.12%	2.30%	5.71%	5.76%	5.42%	5.15%	5.87%	6.02%
Discount rates in determining benefit obligation	2.12		2.30	2.13	5.42	5.15	5.87	6.02	5.99	6.01
Rates of increase in future compensation level for determining expense	2.68	(1)	2.54	2.67	4.47	—	4.63	—	4.64	—
Rates of increase in future compensation level for determining benefit obligation	2.54		2.67	2.82	4.63	—	4.64	—	4.54	—
Expected rates of return on plan assets	2.53	(1)	2.79	2.43	8.19	8.25	8.13	8.25	8.12	8.25

Note:

(1)	Weighted-average assumptions used in determining expenses for the fiscal year ended March 31, 2006 in the above table are for the BTM Group only. These assumptions used for the UFJ Bank Group, related to expenses recognized since October 1, 2005, were as follows:

2006
Discount rates in determining expense	2.15%
Rates of increase in future compensation level for determining expense	4.97
Expected rates of return on plan assets	2.62

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the assumed weighted-average other benefits cost trend rates for foreign offices and subsidiaries, which are used to measure the expected cost of benefits at year-end, and the effect of a one-percentage-point change in the assumed medical benefits cost trend rate:

	UNBC		Other than UNBC
	Years ended December 31,		Years ended December 31,
	2006	2007	2006	2007
Initial trend rate	8.06%	9.36%	7.00%	9.00%
Ultimate trend rate	5.00%	5.00%	5.00%	5.00%
Year the rate reaches the ultimate trend rate	2011	2013	2009	2011

	UNBC		Other than UNBC
	One-percentage- point increase	One-percentage- point decrease	One-percentage- point increase	One-percentage- point decrease
	(in millions)
Effect on total of service and interest cost components	¥321	¥(265)	¥ 138	¥(43)
Effect on postretirement benefit obligation	2,504	(2,126)	520	(332)

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2007 and 2008:

	BTMU and domestic subsidiaries		Foreign offices and subsidiaries
	2007	2008	2007		2008
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥1,283,500	¥1,252,619	¥183,177	¥22,381	¥193,743	¥24,587
Service cost	28,517	27,657	7,829	967	7,049	1,100
Interest cost	26,515	27,586	9,931	1,233	10,991	1,501
Plan participants’ contributions	—	—	8	304	—	346
Amendments	(25,104)	(50)	33	—	—	—
Actuarial loss (gain)	(7,927)	21,981	(7,956)	788	883	1,601
Benefits paid	(43,209)	(57,881)	(5,008)	(1,533)	(6,727)	(1,778)
Lump-sum payment	(9,673)	(19,757)	—	—	(414)	(23)
Curtailment loss	—	1,347	—	—	—	—
Translation adjustments	—	—	5,729	447	(11,258)	(1,334)

Benefit obligation at end of fiscal year	1,252,619	1,253,502	193,743	24,587	194,267	26,000

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	1,449,007	1,632,323	183,045	16,194	222,837	19,631
Actual return on plan assets	184,789	146,221	25,181	2,312	13,965	1,239
Employer contributions	41,736	41,205	14,188	2,136	9,352	1,229
Plan participants’ contributions	—	—	8	304	—	346
Benefits paid	(43,209)	(57,881)	(5,008)	(1,533)	(6,727)	(1,778)
Translation adjustments	—	—	5,423	218	(11,771)	(850)

Fair value of plan assets at end of fiscal year	1,632,323	1,761,868	222,837	19,631	227,656	19,817

Reconciliation of funded status:
Funded status	379,704	508,366	29,094	(4,956)	33,389	(6,183)
Contributions to or benefits paid from plan assets during the three months ended March 31, 2007 and 2008	13,290	9,332	—	—	—	—

Net amount recognized	¥392,994	¥517,698	¥29,094	¥(4,956)	¥33,389	¥(6,183)

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥422,779	¥553,880	¥48,634	¥—	¥51,190	¥—
Accrued benefit cost	(29,785)	(36,182)	(19,540)	(4,956)	(17,801)	(6,183)

Net amount recognized	¥392,994	¥517,698	¥29,094	¥(4,956)	¥33,389	¥(6,183)

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregated accumulated benefit obligations of these plans at March 31, 2007 and 2008 were as follows:

	BTMU and domestic subsidiaries		Foreign offices and subsidiaries
	2007	2008	2007	2008
	(in millions)
Aggregated accumulated benefit obligations	¥1,239,942	¥1,234,171	¥175,773	¥176,699

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2007 and 2008 were as follows:

	BTMU and domestic subsidiaries		Foreign offices and subsidiaries
	2007	2008	2007	2008
	(in millions)
Projected benefit obligations	¥47,399	¥79,603	¥41,060	¥36,067
Accumulated benefit obligations	46,725	75,562	40,224	35,698
Fair value of plan assets	18,669	43,246	21,721	18,291

In accordance with BTMU’s and its domestic subsidiaries’ employment practices, certain early-terminated employees are entitled to special lump-sum termination benefits. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2006, 2007 and 2008 were ¥8,101 million, ¥6,603 million and ¥45,506 million, respectively. The ¥45,506 million charge to operations for the fiscal year ended March 31, 2008 mainly consists of ¥36,613 million related to Mitsubishi UFJ NICOS of which ¥9,361 million is included in accrued benefit costs.

The BTMU Group adopted the recognition provision of SFAS No. 158 at March 31, 2007. The BTMU Group recognized the overfunded status or underfunded status of all plans as prepaid benefit cost or accrued benefit cost on the consolidated balance sheet at March 31, 2007 with an adjustment to accumulated other changes in equity from nonowner sources, net of taxes. SFAS No. 158 did not change the determination of net periodic benefit costs.

The following table presents the incremental effect of applying SFAS No. 158 on individual line items on the consolidated balance sheet at March 31, 2007:

	Before application of SFAS No. 158	Effect of adjustment Increase/(Decrease)	After application of SFAS No. 158
Intangible assets—net	¥954,111	¥(432)	¥953,679

Deferred tax assets	¥588,976	¥(77,977)	¥510,999

Other assets	¥3,624,959	¥154,142	¥3,779,101

Total assets	¥153,529,509	¥75,733	¥153,605,242

Other liabilities	¥3,954,094	¥(24,015)	¥3,930,079

Total liabilities	¥144,943,126	¥(24,015)	¥144,919,111

Accumulated other changes in equity from nonower sources, net of tax	¥1,750,673	¥99,748	¥1,850,421

Total shareholder’s equity	¥8,586,383	¥99,748	¥8,686,131

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the recognized amounts in accumulated other changes in equity from nonowner sources of the BTMU Group at March 31, 2007 and 2008:

	BTMU and domestic subsidiaries		Foreign offices and subsidiaries
	2007	2008	2007		2008
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss (gain)	¥(143,201)	¥(217,817)	¥31,124	¥5,858	¥30,767	¥6,976
Prior service cost	(49,565)	(44,586)	161	(686)	107	(528)
Net obligation at transition	369	58	—	1,455	—	1,162

Gross pension liability adjustments	(192,397)	(262,345)	31,285	6,627	30,874	7,610
Taxes	78,107	107,226	(12,065)	(2,541)	(11,914)	(2,916)

Net pension liability adjustments	¥(114,290)	¥(155,119)	¥19,220	¥4,086	¥18,960	¥4,694

The following table presents the changes in equity from nonowner sources in the fiscal year ended March 31, 2008:

	BTMU and domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Net actuarial loss (gain) arising during the year	¥(83,208)	¥3,974	¥1,969
Prior service cost arising during the year	(136)	80	(1)
Amortization of net actuarial loss (gain)	3,131	(2,519)	(500)
Amortization of prior service cost	3,373	(125)	87
Amortization of net obligation at transition	(311)	—	(240)
Curtailment and settlement	7,203	—	—
Foreign currency translation adjustments	—	(1,821)	(332)

Total changes in Other comprehensive income	¥(69,948)	¥(411)	¥983

The following table presents the expected amounts that will be amortized from accumulated other changes in equity from nonowner sources as components of net periodic benefit cost, before taxes, for the fiscal year ending March 31, 2009:

	BTMU and domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Net actuarial loss	¥406	¥1,927	¥495
Prior service cost	(3,249)	59	(79)
Net obligation at transition	—	—	232

Total	¥(2,843)	¥1,986	¥648

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Asset allocation

The weighted-average asset allocation of plan assets for the pension benefits and other benefits at December 31, 2006 and 2007 were as follows:

	BTMU and domestic subsidiaries		Foreign offices and subsidiaries
	2006	2007	2006		2007
Asset category	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
Pension fund
Japanese equity securities(1)	14.41%	12.13%	—%	—%	—%	—%
Japanese debt securities(2)	26.00	25.24	—	—	—	—
Non-Japanese equity securities	13.25	11.07	65.71	55.00	64.30	54.00
Non-Japanese debt securities	7.21	5.67	27.26	22.00	29.14	24.00
General account of life insurance companies(3)	5.05	4.91	—	23.00	—	22.00
Real estate	0.03	—	4.57	—	4.65	—
Short-term assets	0.35	0.92	2.46	—	1.91	—
Employee retirement benefit trust, primarily Japanese equity securities	33.70	40.06	—	—	—	—

Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Notes:

(1)	Japanese equity securities include MUFG and the BTMU Group’s common stock in the amounts of ¥6,966 million (0.43% of plan assets) and ¥4,922 million (0.28% of plan assets) to the pension benefits and SIPs at December 31, 2006 and 2007, respectively.
(2)	Japanese debt securities include the BTMU Group’s debt securities in the amounts of ¥3,494 million (0.21% of plan assets) and ¥3,888 million (0.22% of plan assets) to the pension benefits and SIPs at December 31, 2006 and 2007, respectively.
(3)	“General account of life insurance companies” is a contract with life insurance companies that guarantees a return of approximately 1.23% (from April 2006 to March 2007) and 1.24% (from April 2007 to March 2008), which is mainly invested in assets with low market risk such as Japanese debt securities. In terms of pension plan asset allocation, BTMU regards the general account in the same category as Japanese debt securities, because it is generally believed that there is a high degree of correlation between their performances. BTMU carefully monitors life insurance companies by credit rating and other assessments.

Investment policies

The weighted-average target asset allocation of plan assets for the pension benefits and other benefits at December 31, 2007 was as follows:

Asset category	BTMU and domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
Japanese equity securities	21.0%	—%	—%
Japanese debt securities	51.0	—	—
Non-Japanese equity securities	19.0	65.5	67.0
Non-Japanese debt securities	9.0	27.7	28.0
Real estate	—	4.6	5.0
Short-term assets	—	2.2	—

Total	100.0%	100.0%	100.0%

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The investment policy for plan assets of BTMU and domestic subsidiaries is to achieve assured benefits and stable contributions through proper risk control and return maximization. BTMU fixes the long-term asset allocation, which will be maintained for approximately five years, for efficient long-term investment return. The long-term asset allocation is based on optimal portfolios, which are estimated by expected return and risk according to each asset category, while considering BTMU’s risk tolerance.

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

BTMU believes that the purpose of an employee retirement benefit trust investment is to achieve assured benefits. Employee retirement benefit trust assets are invested primarily in Japanese equity securities. This asset allocation will be held for the medium term, but it is undecided whether it will be held in the long term.

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

Basis and procedure for estimating long-term return of each asset category

BTMU and domestic subsidiaries estimate the expected rate of return on the plan assets using a forward-looking building block approach. In this approach, the rate of return for each category of the plan assets is derived from both long-term historical performance and forward-looking return expectations based on future prospects of the economy and capital markets. The expected rate of return on the plan assets is 3.33%, which is the average of the expected rates of return weighted by assets allocation.

The expected rate of return on the employee retirement benefit trust which consists of SIP part and CDBP part is estimated as 1.44% based on the expected dividend yield on Japanese equity securities. Expected capital return is not taken into account, because the long-term asset allocation has not been determined.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash flows

BTMU expects to contribute to the plan assets for the fiscal year ending March 31, 2009 based upon its current funded status and expected asset return assumptions as follows:

For the pension benefits of BTMU and domestic subsidiaries	¥40.1 billion
For the pension benefits of foreign offices and subsidiaries	2.2 billion
For the other benefits of foreign offices and subsidiaries	1.4 billion

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

	BTMU and domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Fiscal year ending March 31:
2009	¥61,940	¥6,759	¥1,523
2010	63,591	6,861	1,622
2011	64,161	7,326	1,721
2012	64,598	7,982	1,823
2013	65,319	8,662	1,892
Thereafter (2014-2018)	336,425	56,071	10,818

Defined Contribution Plans

The BTMU Group maintains several qualified defined contribution plans in its domestic and foreign offices and subsidiaries, all of which are administered in accordance with applicable local laws and regulations. Each office and subsidiary matches eligible employee contributions up to a certain percentage of benefits-eligible compensation per pay period, subject to plan and legal limits. Terms of the plan, including matching percentage and vesting periods, are individually determined by each office and subsidiary.

The cost of these defined contribution plans charged to operations for the fiscal years ended March 31, 2006, 2007, and 2008 were ¥3,673 million, ¥3,182 million and ¥3,432 million, respectively.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.    OTHER ASSETS AND LIABILITIES

Major components of other assets and liabilities at March 31, 2007 and 2008 were as follows:

	2007		2008
	(in millions)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	¥584,113		¥470,119
Other	706,742		752,048
Investments in equity method investees	395,920	(1)	360,091
Non-interest-earning deposits with the Special Fund and the New Fund (See Note 7)	257,093		261,756
Prepaid benefit cost	471,413		605,070
Other	1,363,820	(1)	1,401,167

Total	¥3,779,101		¥3,850,251

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	¥941,769		¥593,921
Other	731,396	(2)	714,089
Deferred tax liabilities	74,663		57,389
Allowance for off-balance-sheet credit instruments	76,564		93,988
Accrued benefit cost	54,281		69,557
Minority interests	552,439		585,466
Guarantees and indemnifications	86,605		71,587
Accrued and other liabilities	1,412,362	(2)	1,809,489

Total	¥3,930,079		¥3,995,486

Notes:
(1)	The balances of Investments in equity method investees and Other at March 31, 2007 have been restated from ¥341,175 million and ¥1,418,565 million to ¥395,920 million and ¥1,363,820 million, respectively.
(2)	The balances of Accounts payable—other and Accrued and other liabilities at March 31, 2007 have been restated from ¥883,863 million and ¥1,259,895 million to ¥731,396 million and ¥1,412,362 million, respectively.

Investments in equity method investees include marketable equity securities carried at ¥111,310 million and ¥65,625 million, respectively, at March 31, 2007 and 2008. Corresponding aggregated market values were ¥133,268 million and ¥69,037 million, respectively.

The BTMU Group periodically evaluates whether a loss in value of investments in equity method investees is other than temporary. As a result of evaluations, the BTMU Group did not record impairment losses for the fiscal years ended March 31, 2006 . The BTMU Group recognized other than temporary declines in the value of an investment and recorded impairment losses related to certain affiliated companies of ¥11,387 million and ¥53,238 million for the fiscal years ended March 31, 2007 and 2008. The impairment losses are included in Equity in earnings (losses) of equity method investees in the consolidated statements of operations.

18.    PREFERRED STOCK

Pursuant to the Articles of Incorporation, BTMU was authorized to issue 100,000,000 shares of Class 2 Preferred Stock, 27,000,000 shares of Class 3 Preferred Stock, 79,700,000 shares of Class 4 Preferred Stock, 150,000,000 shares of Class 5 Preferred Stock and 1,000,000 shares of Class 6 Preferred Stock, without par value.

All classes of preferred stock are non-voting and have preference over common stock for the payment of dividends and the distribution of assets in the event of a liquidation or dissolution of BTMU. They are all non-cumulative and non-participating with respect to dividend payments. Shareholders of Class 2, Class 3,

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Class 4, Class 5 and Class 6 Preferred Stock receive a liquidation distribution at ¥2,500, ¥3,000, ¥2,000, ¥2,000 and ¥5,700 per share, respectively, and do not have the right to participate in any further liquidation distributions.

The number of preferred stock issued and outstanding at March 31, 2006, 2007 and 2008 was as follows:

	Outstanding at March 31, 2006	Net change	Outstanding at March 31, 2007	Net change	Outstanding at March 31, 2008
	(number of shares)
Preferred stock:
Class 2	100,000,000	—	100,000,000	—	100,000,000
Class 3	27,000,000	(9,300,000)	17,700,000	—	17,700,000
Class 4	79,700,000	(79,700,000)	—	—	—
Class 5	150,000,000	(150,000,000)	—	—	—
Class 6	—	—	—	1,000,000	1,000,000

Total	356,700,000	(239,000,000)	117,700,000	1,000,000	118,700,000

The aggregate liquidation preference of preferred stock issued and outstanding at March 31, 2006, 2007 and 2008 was as follows:

	Aggregate amount at March 31, 2006	Net change	Aggregate amount at March 31, 2007	Net change	Aggregate amount at March 31, 2008
	(in millions)
Preferred stock:
Class 2	¥250,000	¥—	¥250,000	¥—	¥250,000
Class 3	81,000	(27,900)	53,100	—	53,100
Class 4	159,400	(159,400)	—	—	—
Class 5	300,000	(300,000)	—	—	—
Class 6	—	—	—	5,700	5,700

Total	¥790,400	¥(487,300)	¥303,100	¥5,700	¥308,800

The portion of proceeds from the sale of shares that is designated as capital stock is determined by resolution of the Board of Directors of BTMU, however, at least 50% of the issue price of newly issued shares is required to be designated as capital stock at the time of incorporation or share issuance under the Code and the Company Law. Proceeds in excess of amounts designated as capital stock are designated as capital surplus. However, these provisions are not applied in company reorganization, such as merger, company split and share exchange. Class 3 through 5 Preferred Stock were issued in exchange for UFJ Bank’s preferred stocks and recorded in Capital surplus. Class 6 Preferred Stock was issued to Mitsubishi UFJ Trust and Banking Corporation (“MUTB”) in connection with the business transfer from MUTB by means of an absorption-type company split and recorded in Capital surplus.

Preferred Stock Issued as of March 31, 2008

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

Class 3 Preferred Stock is convertible into fully paid shares of BTMU common stock at the election of holders from and including the issue date of Class 3 Preferred Stock to and including July 31, 2008, except during certain excluded periods, at an initial conversion price of ¥1,693.50 per share of common stock, subject to anti-dilution adjustments. The conversion price is subject to reset annually on August 1 from 2006 to 2007 to a thousandth of the average market price of MUFG’s common stock for the 30 trading day period beginning 45 trading days prior to each reset date, multiplied by 1.025, but not less than ¥1,693.50 per share. On June 26, 2008, at a shareholder’s meeting, the articles of incorporation have been amended and a thousandth of the average market price was changed to the average market price.

On March 31, 2006, 173,000,000 shares of Class 3 Preferred Stock were converted into 306,465,899 shares of common stock.

On September 29, 2006, 9,300,000 shares of Class 3 Preferred Stock were exchanged for 16,474,756 shares of common stock.

As of March 31, 2008, 9,300,000 shares of Class 3 Preferred Stock were treasury stock.

Subsequent to March 31,2008, on August 1, 2008, 17,700,000 shares of Class 3 Preferred Stock were converted into 43,895,180 shares of common stock.

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

Class 4 Preferred Stock is convertible into fully paid shares of BTMU common stock at the election of holders from and including the issue date of Class 4 Preferred Stock to and including March 30, 2009, except during certain excluded periods, at an initial conversion ratio of 1.826 shares of common stock per preferred stock, subject to anti-dilution adjustments. The conversion ratio is subject to reset annually on October 5 from 2006 to 2008 to ¥2,000 divided by a thousandth of the average market price of MUFG’s common stock for the 30 trading day period beginning 45 trading days prior to each reset date multiplied by 1.035, but not more than 2.197. As of October 5, 2007, the conversion ratio was 1.724. On June 26, 2008, at a shareholder’s meeting, the articles of incorporation have been amended and all the articles about the election of holders have been deleted.

On March 31, 2006, 70,300,000 shares of Class 4 Preferred Stock were converted into 128,367,800 shares of common stock.

On September 29, 2006, 79,700,000 shares of Class 4 Preferred Stock were exchanged for 145,532,200 shares of common stock.

As of March 31, 2008, all shares of Class 4 Preferred Stock issued were treasury stock.

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

Class 5 Preferred Stock is convertible into fully paid shares of BTMU common stock at the election of holders from and including the issue date of Class 5 Preferred Stock to and including March 30, 2009, except during certain excluded periods, at an initial conversion ratio of 1.826 shares of common stock per share of preferred stock, subject to anti-dilution adjustments. The conversion ratio is subject to reset annually on October 5 from 2006 to 2008 to ¥2,000 divided by a thousandth of the average market price of MUFG’s common stock for the 30 trading day period beginning 45 trading days prior to each reset date multiplied by 1.035, but not more than 2.197. As of October 5, 2007, the conversion ratio was 1.724. On June 26, 2008, at a shareholder’s meeting, the articles of incorporation have been amended and all the articles about the election of holders have been deleted.

On September 29, 2006, 150,000,000 shares of Class 5 Preferred Stock were exchanged for 273,900,000 shares of common stock.

As of March 31, 2008, all shares of Class 5 Preferred Stock issued were treasury stock.

Class 6 Preferred Stock

On November 12, 2007, BTMU issued 1,000,000 shares of Class 6 Preferred Stock at ¥5,700 per share, the aggregate amount of the issue price being ¥5.7 billion. Class 6 Preferred Stock does not have voting rights at any general meetings of shareholders, unless otherwise provided by applicable laws and regulations. Preferred dividends are set to be ¥210.90 per share annually, except as of March 31, 2008. Preferred dividends were ¥80.68 per share as of March 31, 2008.

19.    COMMON STOCK AND CAPITAL SURPLUS

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2006, 2007 and 2008 were as follows:

	2006	2007	2008
	(in thousands of shares)
Balance at beginning of fiscal year	5,019,470	9,822,055	10,257,962
Issuance of new shares of common stock by merger	4,286,351	—	—
Change from Class 1 Preferred Stock	81,400	—	—
Issuance of new shares of common stock by conversion of Class 3 Preferred Stock	306,466	—	—
Issuance of new shares of common stock by conversion of Class 4 Preferred Stock	128,368	—	—
Issuance of new shares of common stock in exchange for acquisitions of Class 3, 4 and 5 Preferred Stock	—	435,907	—

Balance at end of fiscal year	9,822,055	10,257,962	10,257,962

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Code and the Company Law permit Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a “stock split,” as defined in the Code (see Note 1). Also, the Code prior to April 1, 1991 permitted Japanese companies to issue free share distributions. BTMU from time to time made free share distributions. These free distributions usually ranged from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such United States accounting practice to the cumulative free distributions made by BTMU at March 31, 2008, would have increased capital accounts by ¥1,748,080 million with a corresponding decrease in unappropriated retained earnings.

The Code permits, upon approval of the Board of Directors, the transfer of amounts from the legal capital surplus to the capital stock account. The Company Law permits that common stock, legal reserve, additional paid-in capital, and other capital surplus and retained earnings can be transferred among these accounts under certain conditions upon the approval of a shareholder’s meeting.

Treasury Stock

The Code and the Company Law permit Japanese companies to effect purchases of their own shares pursuant to a resolution by the shareholders at an annual general meeting until the conclusion of the following ordinary general meeting of shareholders, and to hold such shares as its treasury shares indefinitely regardless of purpose. However, the Code and the Company Law require the amount of treasury stock purchased be within the amount of retained earnings available for dividends. Disposition of treasury stock is subject to the approval of the Board of Directors and is to follow the procedures similar to a public offering of shares for subscription.

Parent Company Shares Held by the Group and Affiliated Companies

At March 31, 2008, the BTMU Group and affiliated companies owned shares of common stock of MUFG. Such shares are included in parent company’s stock in the consolidated balance sheets and deducted from shareholder’s equity.

20.    RETAINED EARNINGS, LEGAL RESERVE AND DIVIDENDS

In addition to the Code and the Company Law, Japanese banks, including BTMU, are required to comply with the Banking Law of Japan (the “Banking Law”).

Legal Reserve Set Aside as Appropriation of Retained Earnings and Legal Capital Surplus

Under the Code and the Company Law

The Code and the Company Law provide that an amount at least equal to 10% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as an appropriation of retained earnings and the legal capital surplus equals 25% of stated capital as defined in the Code.

Under the Banking Law

The Banking Law provides that an amount at least equal to 20% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each fiscal period shall

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as appropriation of retained earnings and the legal capital surplus equals 100% of stated capital as defined in the Code.

Transfer of Legal Reserve

Under the Code

Under the Code, Japanese companies, including BTMU, were permitted, pursuant to a resolution by the shareholders at a general meeting, to make legal reserve set aside as appropriation of retained earnings and legal capital surplus available for dividends until the aggregate amount of the legal reserve and legal capital surplus equals 25% of stated capital as defined in the Code.

Under the Banking Law

Under the Banking Law, Japanese banks, including BTMU, were permitted, pursuant to a resolution by the shareholders at a general meeting, to make legal reserve set aside as an appropriation of retained earnings and legal capital surplus available for dividends until the aggregate amount of the legal reserve and legal capital surplus equals 100% of stated capital as defined in the Code.

Enactments of the Company Law and the Amendments of Banking Law Effective May 1, 2006

Effective May 1, 2006, under the Company Law, Japanese companies, including BTMU, are permitted, primarily pursuant to a resolution by the shareholders at a general meeting, to transfer legal capital surplus and legal reserve to stated capital and/or retained earnings without limitations of thresholds, thereby effectively removing the thresholds provided for in the Code and Banking Law at the company’s discretion.

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

None of the retained earnings recorded in BTMU’s general books of account, prepared in accordance with Japanese GAAP, as of March 31, 2008 (¥1,538,037 million, exclusive of the amounts to be appropriated for legal reserves and gross unrealized gains on fair valuation of assets, as defined, if any), is restricted by such limitations under the Code and the Company Law, or by the Banking Law as described above.

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

21.    REGULATORY CAPITAL REQUIREMENTS

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

The Basel Committee worked over recent years to revise the 1988 Accord, and in June 2004, “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” called Basel II was released. Basel II has been applied to Japanese banks and bank holding companies as of March 31, 2008. BTMU calculated capital ratios as of March 31, 2007 and 2008 in accordance with Basel II.

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

In Basel II, BTMU and its most major subsidiaries adopted the FIRB to calculate capital requirements for credit risk. BTMU adopted the Standardized Approach to calculate capital requirements for operational risk. As for market risk, BTMU adopted the Internal Models Approach mainly to calculate general market risk and adopted the Standardized Methodology to calculate specific risk.

The risk-adjusted capital amounts and ratios of BTMU presented in the following table are based on amounts calculated in accordance with Japanese GAAP as required by the FSA:

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Consolidated:
At March 31, 2007(1):
Total capital (to risk-weighted assets):	¥11,601,958	12.77%	¥7,264,324	8.00%
Tier I capital (to risk-weighted assets):	6,975,584	7.68	3,632,162	4.00
At March 31, 2008:
Total capital (to risk-weighted assets):	¥10,611,064	11.20%	¥7,574,951	8.00%
Tier I capital (to risk-weighted assets):	7,037,578	7.43	3,787,475	4.00
Stand-alone:
At March 31, 2007(1):
Total capital (to risk-weighted assets):	¥10,678,035	13.15%	¥6,494,333	8.00%
Tier I capital (to risk-weighted assets):	6,428,452	7.91	3,247,166	4.00
At March 31, 2008:
Total capital (to risk-weighted assets):	¥9,675,813	11.44%	¥6,760,684	8.00%
Tier I capital (to risk-weighted assets):	6,467,550	7.65	3,380,342	4.00

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:

(1)	The risk-adjusted capital amounts and ratios of BTMU at March 31, 2007 have been restated as follows:

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
As previously reported
Consolidated:
At March 31, 2007:
Total capital (to risk-weighted assets):	¥11,606,586	12.83%	¥7,236,545	8.00%
Tier I capital (to risk-weighted assets):	6,975,584	7.71	3,618,272	4.00
Stand-alone:
At March 31, 2007:
Total capital (to risk-weighted assets):	¥10,682,663	13.22%	¥6,466,553	8.00%
Tier I capital (to risk-weighted assets):	6,428,565	7.95	3,233,277	4.00

As restated
Consolidated:
At March 31, 2007:
Total capital (to risk-weighted assets):	¥11,601,958	12.77%	¥7,264,324	8.00%
Tier I capital (to risk-weighted assets):	6,975,584	7.68	3,632,162	4.00
Stand-alone:
At March 31, 2007:
Total capital (to risk-weighted assets):	¥10,678,035	13.15%	¥6,494,333	8.00%
Tier I capital (to risk-weighted assets):	6,428,452	7.91	3,247,166	4.00

Management believes, as of March 31, 2008, that BTMU met all capital adequacy requirements to which it is subject.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The figures on the tables below are calculated according to Basel I as Basel II is not yet effective in the U.S. UNBC’s and the UBOC’s actual capital amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
UNBC:
At December 31, 2006:
Total capital (to risk-weighted assets)	$5,843	11.71%	$3,992	8.00%
Tier I capital (to risk-weighted assets)	4,334	8.68	1,996	4.00
Tier I capital (to quarterly average assets)(1)	4,334	8.44	2,054	4.00
At December 31, 2007:
Total capital (to risk-weighted assets)	$6,124	11.21%	$4,369	8.00%
Tier I capital (to risk-weighted assets)	4,534	8.30	2,184	4.00
Tier I capital (to quarterly average assets)(1)	4,534	8.27	2,194	4.00

Note:

(1)	Excludes certain intangible assets.

	Actual		For capital adequacy purposes		Ratios OCC requires to be “well capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
UBOC:
At December 31, 2006:
Total capital (to risk-weighted assets)	$5,280	10.69%	$3,951	8.00%	$4,939	10.00%
Tier I capital (to risk-weighted assets)	4,179	8.46	1,975	4.00	2,963	6.00
Tier I capital (to quarterly average assets)(1)	4,179	8.25	2,027	4.00	2,534	5.00
At December 31, 2007:
Total capital (to risk-weighted assets)	$5,631	10.38%	$4,339	8.00%	$5,423	10.00%
Tier I capital (to risk-weighted assets)	4,449	8.20	2,169	4.00	3,254	6.00
Tier I capital (to quarterly average assets)(1)	4,449	8.20	2,171	4.00	2,714	5.00

Note:

(1)	Excludes certain intangible assets.

Management believes, as of December 31, 2007, that UNBC and UBOC met all capital adequacy requirements to which they are subject.

As of December 31, 2006 and 2007, the most recent notification from the U.S. Office of the Comptroller of the Currency (“OCC”) categorized UBOC as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” UBOC must maintain a minimum total risk-based capital ratio of 10%, a Tier I risk-based capital ratio of 6%, and a Tier I leverage ratio of 5% as set forth in the table. There are no conditions or events since that notification that management believes have changed UBOC’s category.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22.    EARNINGS (LOSS) PER COMMON SHARE

Reconciliations of net income (loss) and weighted average number of common shares outstanding used for the computation of basic earnings (loss) per common share to the adjusted amounts for the computation of diluted earnings (loss) per common share for the fiscal years ended March 31, 2006, 2007 and 2008 are as follows:

	2006	2007	2008
	(in millions)
Income (Numerator):
Income (loss) from continuing operations before cumulative effect of a change in accounting principle	¥228,231	¥461,705	¥(456,321)
Income (loss) from discontinued operations—net	8,973	(817)	(1,746)
Cumulative effect of a change in accounting principle, net of tax	(8,425)	—	—

Net income (loss)	228,779	460,888	(458,067)
Income allocable to a preferred shareholder	(6,999)	(10,963)	(6,281)

Net income (loss) available to a common shareholder	221,780	449,925	(464,348)

Effect of dilutive instruments:
Preferred Stock (Class 3)	—	570	—
Preferred Stock (Class 4)	—	1,483	—
Preferred Stock (Class 5)	—	2,910	—
Stock options—UNBC	(1,081)	(835)	—
Convertible preferred stock—Mitsubishi UFJ NICOS	(869)	—	—
Convertible preferred stock—The Senshu Bank, Ltd.	—	(2)	—

Net income (loss) available to a common shareholder and assumed conversions	¥219,830	¥454,051	¥(464,348)

	2006	2007	2008
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	7,219,739	10,041,800	10,257,962
Effect of dilutive instruments:
Convertible preferred stock (Class 3)	352,612	39,525	—
Convertible preferred stock (Class 4)	273,195	72,168	—
Convertible preferred stock (Class 5)	273,900	135,824	—

Weighted average common shares for diluted computation	8,119,446	10,289,317	10,257,962

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2006	2007	2008
	(in yen)
Earnings (loss) per common share:
Basic earnings (loss) per common share:
Income (loss) from continuing operations available to a common shareholder before cumulative effect of a change in accounting principle	¥30.64	¥44.89	¥(45.10)
Income (loss) from discontinued operations	1.24	(0.08)	(0.17)

Income (loss) available to a common shareholder before cumulative effect of a change in accounting principle	31.88	44.81	(45.27)
Cumulative effect of a change in accounting principle	(1.16)	—	—

Net income (loss) available to a common shareholder	¥30.72	¥44.81	¥(45.27)

Diluted earnings (loss) per common share:
Income (loss) from continuing operations available to a common shareholder before cumulative effect of a change in accounting principle	¥27.01	¥44.21	¥(45.10)
Income (loss) from discontinued operations	1.11	(0.08)	(0.17)

Income (loss) available to a common shareholder before cumulative effect of a change in accounting principle	28.12	44.13	(45.27)
Cumulative effect of a change in accounting principle	(1.05)	—	—

Net income (loss) available to a common shareholder	¥27.07	¥44.13	¥(45.27)

For the fiscal year ended March 31, 2006, Class 3, Class 4, and Class 5 Preferred Stock, convertible preferred stock issued by Mitsubishi UFJ NICOS and stock options issued by UNBC that could potentially dilute earnings per common share in the future were included in the computation of diluted earnings per common share. Convertible preferred stock issued by The Senshu Bank, Ltd. (“Senshu Bank”) and certain stock options issued by UNBC could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

For the fiscal year ended March 31, 2007, Class 3, Class 4, and Class 5 Preferred Stock, convertible preferred stock issued by Senshu Bank and stock options issued by UNBC that could potentially dilute earnings per common share in the future were included in the computation of diluted earnings per common share. Convertible preferred stock issued by Mitsubishi UFJ NICOS and certain stock options issued by UNBC could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

For the fiscal year ended March 31, 2008, Class 3 Preferred Stock, convertible preferred stock issued by Mitsubishi UFJ NICOS and Senshu Bank and stock options issued by UNBC and kabu.com Securities could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

In computing the number of the potentially dilutive common shares for the fiscal years ended March 31, 2006 and 2007, Class 3, Class 4, and Class 5 Preferred Stock has been based on the conversion price at March 31, 2007 (i.e., ¥1,693.5, ¥1,095.3 and ¥1,095.3, respectively).

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23.    DERIVATIVE FINANCIAL INSTRUMENTS

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

For the fiscal years ended March 31, 2007 and 2008, except for derivative transactions conducted by certain foreign subsidiaries, the BTMU Group accounted for derivatives held for risk management purposes as trading positions and measured them at fair value.

Embedded Derivatives

Features embedded in other non-derivative hybrid contracts are separated from the host contracts and measured at fair value when they are not clearly and closely related to the host contracts and meet the definition of a derivative. The change in the fair value of such an embedded derivative is recognized currently in earnings, unless it qualifies as a hedge. The fair value of the embedded derivative is presented in the consolidated balance sheets with the host contract. The BTMU Group accounts for credit-linked notes as host contracts with embedded derivatives and measures the entire contracts at fair value.

UNBC

Derivative positions are integral components of UNBC’s designated asset and liability management activities. UNBC uses interest rate derivatives to manage the sensitivity of UNBC’s net interest income to changes in interest rates. These instruments are used to manage interest rate risk relating to specified groups of assets and liabilities, primarily LIBOR-based commercial loans, certificates of deposit and subordinated debt.

Cash Flow Hedges

Hedging Strategies for Variable Rate Loans and Certificates of Deposit and Other Time Deposits

UNBC engages in several types of cash flow hedging strategies for which the hedged transactions are forecasted future loan interest payments, and the hedged risk is the variability in those payments due to changes in the designated benchmark rate, e.g., U.S. dollar LIBOR. In these strategies, the hedging instruments are matched with groups of variable rate loans such that the tenor of the variable rate loans and that of the hedging instrument are identical. Cash flow hedging strategies include the utilization of purchased floor, cap, collar and corridor options and interest rate swaps. At December 31, 2007, the weighted average remaining life of the currently active (excluding any forward positions) cash flow hedges was approximately 1.7 years.

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

Hedging transactions are structured at inception so that the notional amounts of the hedge are matched with an equal principal amount of loans or CDs, the index and repricing frequencies of the hedge match those of the loans or CDs, and the period in which the designated hedged cash flows occurs is equal to the term of the hedge. As such, most of the ineffectiveness in the hedging relationship results from the mismatch between the timing of reset dates on the hedge versus those of the loans or CDs. For the year ended December 31, 2007, UNBC recognized a net loss of ¥2 million due to ineffectiveness, which is recognized in other noninterest expense, compared to a net loss of ¥11 million for the year ended December 31, 2005 and a net gain of ¥12 million for the year ended December 31, 2006.

For cash flow hedges, based upon amounts included in accumulated other changes in equity from nonowner sources at March 31, 2008, the BTMU Group expects to realize approximately ¥1 billion in net interest income for the fiscal year ending March 31 2009. This amount could differ from amounts actually realized due to changes in interest rates and the addition of other hedges subsequent to March 31, 2008.

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

24.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE-SHEET INSTRUMENTS

Obligations under Guarantees

The BTMU Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, liquidity facilities, other off-balance-sheet credit-related supports and similar instruments, in order to meet the customers’ financial and business needs. The table below summarizes the contractual or notional amounts with regard to obligations under guarantees and similar arrangements at March 31, 2007 and 2008. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate the maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.

The BTMU Group mitigates credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real properties based on management’s credit assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the BTMU Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the borrower fails to fulfill its obligations. The following table includes unfunded commitments of ¥184.2 billion and ¥190.4 billion at March 31, 2007 and 2008, respectively, which are participated out to third parties. The contractual or notional amounts summarized in the following table do not necessarily bear any direct relationship to the future actual credit exposure, primarily because of those risk management techniques.

At March 31, 2007:	Maximum potential/ Contractual or Notional amount	Amount by expiration period
		Less than 1 year	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥5,532	¥2,293	¥1,649	¥1,590
Performance guarantees	2,108	1,365	668	75
Derivative instruments(1)	48,390	27,400	17,864	3,126
Other	820	814	1	5

Total(1)	¥56,850	¥31,872	¥20,182	¥4,796

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2008:	Maximum potential/ Contractual or Notional amount	Amount by expiration period
		Less than 1 year	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥5,215	¥2,269	¥1,524	¥1,422
Performance guarantees	2,290	1,450	703	137
Derivative instruments	40,102	19,771	17,792	2,539
Other	720	720	—	—

Total	¥48,327	¥24,210	¥20,019	¥4,098

Note:

(1)	The contractual or notional amounts of obligations under guarantees and similar arrangements at March 31, 2007 have been restated as follows:

	Maximum potential/ Contractual or Notional amount		Amount by expiration period
			Less than 1 year		1-5 years		Over 5 years
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
	(in billions)
Derivative instruments	¥43,083	¥48,390	¥22,242	¥27,400	¥17,719	¥17,864	¥3,122	¥3,126
Total	¥51,543	¥56,850	¥26,714	¥31,872	¥20,037	¥20,182	¥4,792	¥4,796

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Carrying Amount

At March 31, 2007 and 2008, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥804,957 million and ¥1,024,861million, respectively, which are included in Other liabilities and Trading account liabilities. In addition, Other liabilities also include an allowance for off-balance-sheet instruments of ¥46,301 million and ¥57,194 million, respectively, related to these transactions.

Other Off-balance-sheet Instruments

In addition to obligations under guarantees set forth above, the BTMU Group issues other off-balance-sheet instruments for purposes other than trading. Such off-balance-sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the BTMU Group provides to meet the financing needs of its customers. Once the BTMU Group issues these financial instruments, the BTMU Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31, 2008, approximately 69% of these commitments will expire within one year, 28% from one year to five years and 3% after five years. The table below summarizes the contractual amounts with regard to these commitments at March 31, 2007 and 2008:

	2007(1)	2008
	(in billions)
Commitments to extend credit	¥56,038	¥56,058
Commercial letters of credit	762	762
Commitments to make investments	100	105
Other	—	4

Note:

(1)	The contractual amounts of these off-balance sheet instruments at March 31, 2007 have been restated as follows:

	As previously reported	As restated
	(in billions)
Commitments to extend credit	¥56,223	¥56,038
Commercial letters of credit	842	762
Commitments to make investments	11	100

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

Commitments to make investments are legally binding contracts to make additional contributions to corporate recovery or private equity investment funds in accordance with limited partnership agreements. Some of these funds, in which the BTMU Group has significant variable interests, are described in Note 25.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25.    VARIABLE INTEREST ENTITIES

In the normal course of its business, the BTMU Group has financial interests in various entities which may be deemed to be variable interest entities such as asset-backed commercial paper conduits, securitization conduits of client properties, various investment funds, special purpose entities created for structured financing, and repackaged instruments.

The following tables present, by type of VIE, the total assets of consolidated and non-consolidated VIEs and the maximum exposure to non-consolidated VIEs at March 31, 2007 and 2008:

Consolidated VIEs	2007	2008
	(in millions)
Asset-backed commercial paper conduits	¥5,398,379	¥5,806,200
Investment funds	1,449,264	1,307,732
Special purpose entities created for structured financing	24,987	55,415
Repackaged instruments	34,837	11,414
Others	226,423	175,736

Total	¥7,133,890	¥7,356,497

	2007(1)		2008
Non-Consolidated VIEs	Assets	Maximum exposure	Assets	Maximum exposure
	(in millions)
Asset-backed commercial paper conduits	¥10,988,360	¥1,991,835	¥11,044,698	¥1,781,234
Securitization conduits of client properties	2,009,595	476,749	2,354,266	606,107
Investment funds	33,599,839	1,136,675	43,124,542	950,216
Special purpose entities created for structured financing	26,111,775	2,066,372	25,553,639	2,607,359
Repackaged instruments	97,449,935	2,681,790	97,932,100	3,517,653
Others	14,752,740	1,544,706	15,493,311	1,557,619

Total	¥184,912,244	¥9,898,127	¥195,502,556	¥11,020,188

Note:

(1)	The total assets of non-consolidated VIEs and the maximum exposure to non-consolidated VIEs at March 31, 2007 have been restated as follows:

	As previously reported		As restated
	Assets	Maximum exposure	Assets	Maximum exposure
	(in millions)
Asset-backed commercial paper conduits	¥38,435,619	¥2,399,429	¥10,988,360	¥1,991,835
Securitization conduits of client properties	2,049,272	517,979	2,009,595	476,749
Investment funds	57,870,656	1,401,405	33,599,839	1,136,675
Special purpose entities created for structured financing	24,883,387	1,694,806	26,111,775	2,066,372
Repackaged instruments	88,634,673	2,168,931	97,449,935	2,681,790
Others	11,238,946	1,280,351	14,752,740	1,544,706

Total	¥223,112,553	¥9,462,901	¥184,912,244	¥9,898,127

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the carrying amount of consolidated assets that corresponds to VIEs’ obligations at March 31, 2007 and 2008:

	2007	2008
	(in millions)
Cash, due from banks and interest-earning deposits in other banks	¥156,010	¥176,634
Trading account assets	1,195,732	1,090,338
Investment securities	42,794	74,406
Loans	5,587,953	5,825,571
Others	151,401	189,548

Total	¥7,133,890	¥7,356,497

In addition, certain transfers of financial assets that did not qualify for sale accounting were made to variable interest entities. The transferred assets, primarily consisting of performing loans, continued to be carried as assets of the BTMU Group. Such assets amounted to ¥3,764,119 million(1) and ¥3,299,081 million at March 31, 2007 and 2008, respectively.

A portion of the assets of consolidated VIEs presented in the table above were derived from transactions between consolidated VIEs and the BTMU Group, the primary beneficiary, and were eliminated as intercompany transactions. The eliminated amounts were ¥128,456 million of Cash, due from banks and interest-earning deposits in other banks, ¥3,527 million of Trading account assets, ¥239,792 million of Loans and ¥5,122 million of Other assets at March 31, 2007, and ¥142,325 million of Cash, due from banks and interest-earning deposits in other banks, ¥1,410 million of Trading account assets, ¥24,987 million of Investment securities, ¥235,110 million of Loans and ¥3,859 million of Other assets at March 31, 2008.

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to other assets of the BTMU Group, except where the BTMU Group provides credit support as in the case of certain asset-backed commercial paper conduits.

Note:
(1)	The amounts of transferred assets at March 31, 2007 have been restated from ¥4,429,589 million to ¥3,764,119 million.

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

Securitization Conduits of Client Properties

The BTMU Group is involved with several conduits that acquire assets, such as real estate, from third-party customers (“property sellers”) with the property sellers continuing to use the acquired real estate through lease-back agreements. The equity of the conduits is provided by the property sellers but such equity holders have no ability to make decisions about the activities of the conduits. Thus, the BTMU Group considers those conduits to be VIEs. The assets acquired by these conduits are generally funded by borrowings from the BTMU Group or third parties. The BTMU Group has determined that it is not the primary beneficiary of any of these conduits.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment Funds

The BTMU Group holds investments and loans in various investment funds that collectively invest in equity and debt securities including listed Japanese securities and investment grade bonds, and, to a limited extent, securities and other interests issued by companies, including in a start-up or restructuring stage. Such investment funds are managed by investment advisory companies or fund management companies that make investment decisions and administer the funds.

Special Purpose Entities Created for Structured Financing

The BTMU Group extends non-recourse asset-backed loans to special purpose entities, which hold beneficial interests primarily in real properties, to provide financing for special purpose projects including real estate development and natural resource development managed by third parties.

The BTMU Group generally acts as a member of a lending group and does not have any equity investment in the entities, which is typically provided by project owners. For most of these financings, the equity provided by the project owners is of sufficient level to absorb expected losses, while expected residual returns to the owners are arranged to be the most significant among all returns. Accordingly, the BTMU Group has determined that the BTMU Group is not the primary beneficiary of most of these entities. However, in transactions with entities whose investments at risk are exceptionally thin, where the BTMU Group provides most of the financing, the BTMU Group is ultimately required to consolidate this type of entity.

Repackaged Instruments

The BTMU Group has two types of relationships with special purpose entities that repackage financial instruments to create new financial instruments.

The BTMU Group provides repackaged instruments with features that meet the customers’ needs and preferences through special purpose entities. The BTMU Group purchases financial instruments such as bonds and transfers them to special purpose entities which then issue new instruments. The special purpose entities may enter into derivative transactions including interest rate and currency swaps with the BTMU Group or other financial institutions to modify the cash flows of the underlying financial instruments. The BTMU Group underwrites and markets the new instruments issued by the special purpose entities to its customers.

The BTMU Group also invests in repackaged instruments arranged and issued by third parties.

Financing Vehicle

The BTMU Group has established several wholly owned funding vehicles to enhance the flexibility of its capital management. Management has determined that the BTMU Group does not have significant variable interests in these conduits which would require disclosure or consolidation.

Other Types of VIEs

The BTMU Group is also a party to other types of VIEs including special purpose entities created to hold assets on behalf of the BTMU Group as an intermediary.

The BTMU Group identified borrowers that were determined to be VIEs due to an insufficient level of equity. The BTMU Group has determined that the BTMU Group is not the primary beneficiary of most of these

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

borrowers because of its limited exposure as a lender to such borrowers. Such borrowers engage in diverse business activities of various sizes in industries such as manufacturing, distribution, construction and real estate development, independently from the BTMU Group.

26.    COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments

The BTMU Group leases certain technology systems, office space and equipment under noncancelable agreements expiring through the fiscal year 2046.

Future minimum rental commitments for noncancelable leases at March 31, 2008 were as follows:

	Capitalized leases	Operating leases
	(in millions)
Fiscal year ending March 31:
2009	¥75,452	¥29,637
2010	28,264	24,366
2011	20,216	14,745
2012	9,441	11,057
2013	3,863	8,558
2014 and thereafter	4,848	29,751

Total minimum lease payments	142,084	¥118,114

Amount representing interest	(5,934)

Present value of minimum lease payments	¥136,150

Total rental expense for the fiscal years ended March 31, 2006, 2007 and 2008 was ¥58,425 million, ¥77,070 million and ¥77,272 million, respectively.

Repayment of Excess Interest

The Japanese government is implementing regulatory reforms affecting the consumer lending industry. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Investment Deposit and Interest Rate Law, which is currently 29.2% per annum, to 20% per annum. The reduction in interest rates will be implemented by mid-2010. Under the reforms, all interest rates will be subject to the lower limits imposed by Interest Rate Restriction Law, which will compel lending institutions to lower the interest rates they charge borrowers.

Currently, consumer finance companies are able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law so long as the payment is made voluntarily by the borrowers and the lender complies with various notice and other requirements. Accordingly, BTMU’s consumer finance subsidiaries have offered loans at interest rates above the Interest Rate Restriction Law, though they are in the process of lowering the interest rates to below the Interest Rate Restriction Law.

During the past year, the Supreme Court of Japan passed decisions in a manner more favorable to borrowers requiring reimbursement of previously paid interest exceeding the limits stipulated by the Interest Rate Restriction Law in certain circumstances. Due to such decisions and other regulatory changes, borrowers’ claims

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for reimbursement of excess interest significantly increased during the fiscal year ended March 31, 2007. As a result, BTMU’s consumer finance subsidiaries increased the allowance for repayment of excess interest for the fiscal year ended March 31, 2007. At March 31, 2007 and 2008, the allowance for repayment of excess interest established by BTMU’s consumer finance subsidiaries, which was included in Other liabilities, was ¥102,471 million and ¥80,164 million, respectively.

Litigation

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

27.    FEES AND COMMISSIONS INCOME

Details of fees and commissions income for the fiscal years ended March 31, 2006, 2007 and 2008 were as follows:

	2006	2007	2008
	(in millions)
Trust fees	¥20,348	¥24,382	¥26,829
Fees on funds transfer and service charges for collections	103,876	148,961	150,599
Fees and commissions on international business	61,568	69,481	69,425
Fees and commissions on credit card business	109,646	163,760	137,971
Service charges on deposits	35,746	37,254	35,919
Fees and commissions on securities business	31,675	16,846	32,428
Insurance commissions	36,507	40,435	33,412
Guarantee fees	51,598	86,468	84,581
Fees on investment funds business	13,839	23,149	22,939
Other fees and commissions	176,734	236,952	209,680

Total	¥641,537	¥847,688	¥803,783

Trust fees consist primarily of fees earned by fiduciary asset management and administration services for corporate pension plans, investment funds, etc. Fees on funds transfer and service charges for collection are earned by providing settlement services such as domestic fund remittances and domestic collection services. Fees and commissions on international business primarily consist of fees from international fund transfer and collection services, and trade-related financing services. Fees and commissions on credit card business are composed of interchange income, annual fees, royalty and other service charges from franchisees. Service charges on deposits are fees charged for deposits such as checking account deposits. Fees and commissions on securities business include underwriting, brokerage and advisory services and arrangement fees on securitizations. Insurance commissions are earned by acting as agent for insurance companies to sell insurance products. Guarantee fees are earned by providing guarantees on residential mortgage loans. Fees on investment funds business primarily consist of management fees for investment funds. Other fees and commissions include various arrangement fees and agent fees excluding the fees mentioned above.

28.    BUSINESS SEGMENTS

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

See Note 29 for financial information relating to the BTMU Group’s operations by geographic area. The geographic financial information is consistent with the basis of the accompanying consolidated financial statements.

The BTMU Group reorganized business segments due to the merger effective January 1, 2006. The segment information for the fiscal years ended March 31, 2007 and 2008 contains full year operating results in conformity to the new business segments. The business segments during the fiscal year ended March 31, 2008 are as follows:

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

•	UNBC, which includes the subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A.;

•	global markets, which conducts its asset and liability management, liquidity management, and sales and trading of foreign exchange and interest-rate-related derivatives; and

•	other, which consists of:

•	systems services, which is responsible for computer systems;

•	trust and asset management business promotion for companies, including defined contribution plans;

•	eBusiness & IT Initiatives, which is responsible for developing information technology business opportunities; and

•	the corporate center, which retains functions such as strategic planning, overall risk management, internal auditing and compliance.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Effective April 1, 2007, there were changes made in the managerial accounting methods, including those regarding revenue and expense distribution among BTMU’s business segments. The presentation set forth below has been reclassified to conform to the new basis of managerial accounting.

	Retail Banking	Corporate Banking(2)	Global Banking(3)			Global Markets(2)	Other	Total
(in billions)			Other than UNBC	UNBC	Total
Fiscal year ended March 31, 2006:
Net revenue(1)	¥743.7	¥716.0	¥190.1	¥350.3	¥558.9	¥281.3	¥(26.6)	¥2,273.3
BTMU:	449.2	698.6	165.3	—	165.3	280.0	(69.4)	1,523.7
Net interest income	304.0	357.7	92.0	—	92.0	181.5	29.0	964.2
Net fees	94.6	204.0	48.1	—	48.1	(5.3)	(23.4)	318.0
Other	50.6	136.9	25.2	—	25.2	103.8	(75.0)	241.5
BTMU’s subsidiaries	294.5	17.4	24.8	350.3	393.6	1.3	42.8	749.6
Operating expenses	495.4	247.6	124.8	202.4	337.0	32.8	124.6	1,237.4

Operating profit (loss)	¥248.3	¥468.4	¥65.3	¥147.9	¥221.9	¥248.5	¥(151.2)	¥1,035.9

Fiscal year ended March 31, 2007:
Net revenue(1)	¥1,098.8	¥927.7	¥267.4	¥324.3	¥595.2	¥284.3	¥15.6	¥2,921.6
BTMU:	594.2	893.3	216.6	—	216.6	284.3	(41.2)	1,947.2
Net interest income	447.6	458.7	131.1	—	131.1	182.7	(42.6)	1,177.5
Net fees	116.5	271.7	59.2	—	59.2	(2.4)	(19.5)	425.5
Other	30.1	162.9	26.3	—	26.3	104.0	20.9	344.2
BTMU’s subsidiaries	504.6	34.4	50.8	324.3	378.6	—	56.8	974.4
Operating expenses	745.5	370.0	140.6	200.9	343.4	40.8	159.7	1,659.4

Operating profit (loss)	¥353.3	¥557.7	¥126.8	¥123.4	¥251.8	¥243.5	¥(144.1)	¥1,262.2

Fiscal year ended March 31, 2008:
Net revenue(1)	¥1,124.6	¥895.1	¥269.6	¥296.4	¥566.5	¥240.4	¥15.8	¥2,842.4
BTMU:	648.8	859.7	198.9	—	198.9	240.4	(25.6)	1,922.2
Net interest income	532.5	466.9	109.8	—	109.8	122.0	(0.4)	1,230.8
Net fees	97.8	259.0	53.8	—	53.8	(8.3)	(19.8)	382.5
Other	18.5	133.8	35.3	—	35.3	126.7	(5.4)	308.9
BTMU’s subsidiaries	475.8	35.4	70.7	296.4	367.6	—	41.4	920.2
Operating expenses	771.0	386.6	145.7	187.6	334.6	42.7	169.1	1,704.0

Operating profit (loss)	¥353.6	¥508.5	¥123.9	¥108.8	¥231.9	¥197.7	¥(153.3)	¥1,138.4

Notes:

(1)	Net revenue does not include interest income on loans to MUFG.
(2)	In accordance with our internal management accounting policies, we allocate profit (loss) relating to securitized products between the Corporate Banking business segment and the Global Markets business segment.
(3)	Within Global Banking, results of certain liquidated subsidiaries for the fiscal years ended March 31, 2006, 2007 and 2008 are not included in the “Other than UNBC” column, while they are included in the “Total” column for internal management reporting purpose.

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

A reconciliation of the operating profit under the internal management reporting system for the fiscal years ended March 31, 2006, 2007 and 2008 above to income from continuing operations before income tax expense and cumulative effect of a change in accounting principle shown on the consolidated statements of operations is as follows:

	2006	2007	2008
	(in billions)
Operating profit:	¥1,036	¥1,262	¥1,138
Provision for credit losses	(163)	(342)	(407)
Trading account profits (losses)—net	(200)	176	120
Equity investment securities gains (losses)—net	119	(19)	(143)
Debt investment securities gains (losses)—net	(19)	193	(1,091)
Foreign exchange gains (losses)—net	(449)	(216)	1,283
Equity in earnings (losses) of equity method	29	5	(36)
Impairment of goodwill	—	—	(816)
Impairment of intangible assets	—	(185)	—
Minority interest in loss (income) of consolidated subsidiaries	(109)	8	(20)
Other—net	53	(10)	6

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	¥297	¥872	¥34

29.    FOREIGN ACTIVITIES

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

Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the BTMU Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

from foreign loans and other transactions by the BTMU Group’s foreign operations. The following table sets forth estimated total assets at March 31, 2006, 2007 and 2008, and estimated total revenue, total expense, income from continuing operations before income tax expense and cumulative effect of a change in accounting principle and net income (loss) for the respective fiscal years then ended:

	Domestic	Foreign				Total
(in millions)	Japan	United States of America	Europe	Asia/ Oceania excluding Japan	Other areas(1)
Fiscal year ended March 31, 2006:
Total revenue(2)	¥1,481,713	¥861,286	¥190,444	¥174,940	¥97,775	¥2,806,158
Total expenses(3)	1,736,217	492,170	131,180	111,043	38,396	2,509,006
Income (loss) from continuing operations before income tax expense and cumulative effect of a change in accounting principle	(254,504)	369,116	59,264	63,897	59,379	297,152
Net income (loss)	(207,326)	288,690	45,820	55,572	46,023	228,779
Total assets at end of fiscal year	129,003,677	15,422,407	7,120,001	5,080,108	2,199,513	158,825,706
Fiscal year ended March 31, 2007:
Total revenue(2)	¥2,697,252	¥1,089,049	¥447,534	¥264,166	¥166,812	¥4,664,813
Total expenses(3)	2,692,150	632,066	202,903	179,196	86,494	3,792,809
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	5,102	456,983	244,631	84,970	80,318	872,004
Net income	3,981	241,205	130,783	45,456	39,463	460,888
Total assets at end of fiscal year	119,102,333	17,582,964	7,424,639	6,355,914	3,139,392	153,605,242
Fiscal year ended March 31, 2008:
Total revenue(2)	¥3,851,631	¥141,081	¥390,937	¥434,455	¥89,303	¥4,907,407
Total expenses(3)	3,551,702	685,056	285,798	250,141	100,722	4,873,419
Income (loss) from continuing operations before income tax expense and cumulative effect of a change in accounting principle	299,929	(543,975)	105,139	184,314	(11,419)	33,988
Net income (loss)	(143,075)	(664,998)	133,989	232,255	(16,238)	(458,067)
Total assets at end of fiscal year	111,138,117	17,946,627	10,826,636	7,936,981	4,230,870	152,079,231

Notes:

(1)	Other areas primarily include Canada, Latin America and the Caribbean.
(2)	Total revenue is comprised of Interest income and Non-interest income.
(3)	Total expense is comprised of Interest expense, Provision for credit losses and Non-interest expense.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2007 and 2008:

	2007	2008
	(in millions)
Cash and due from banks	¥610,014	¥629,813
Interest-earning deposits in other banks	4,101,076	¥5,563,877

Total	¥4,711,090	¥6,193,690

Trading account assets	¥813,688	¥2,260,250

Investment securities	¥9,899,746	¥10,122,065

Loans—net of unearned income, unamortized premiums and deferred loan fees	¥17,552,630	¥20,823,633

Deposits	¥16,395,999	¥18,475,984

Funds borrowed:
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	¥1,290,491	¥1,209,688
Other short-term borrowings	1,982,539	2,045,924
Long-term debt	3,188,906	3,196,869

Total	¥6,461,936	¥6,452,481

Trading account liabilities	¥347,109	¥1,551,877

30.    ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of carrying amounts and estimated fair values of financial instruments at March 31, 2007 and 2008:

	2007		2008
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions)
Financial assets:
Cash, due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	¥13,853	¥13,853	¥15,525	¥15,525
Trading account assets, excluding derivatives	2,838	2,838	2,946	2,946
Investment securities	42,098	42,337	34,658	34,941
Loans, net of allowance for credit losses	85,131	85,499	88,729	89,492
Other financial assets	3,763	3,763	3,810	3,810
Derivative financial instruments:
Trading activities	1,239	1,239	2,368	2,368
Activities qualifying for hedges	3	3	16	16
Financial liabilities:
Non-interest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	¥27,950	¥27,950	¥24,880	¥24,880
Interest-bearing deposits	94,078	94,043	98,817	98,843
Trading account liabilities, excluding derivatives	11	11	13	13
Obligations to return securities received as collateral	809	809	414	414
Other short-term borrowings	4,412	4,412	3,675	3,675
Long-term debt	12,263	12,318	11,652	11,683
Other financial liabilities	3,397	3,397	3,380	3,380
Derivative financial instruments:
Trading activities	1,199	1,199	1,683	1,683
Activities qualifying for hedges	2	2	—	—

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

Investment securities—The fair values of investment securities, where quoted market prices or secondary market prices are available, are equal to such market prices. For investment securities, when quoted market prices or secondary market prices are not available, the fair values are estimated using quoted market prices for similar securities or based on appraised value as deemed appropriate by management. The fair values of investment securities other than those classified as available for sale or being held to maturity (i.e., nonmarketable equity securities) are not readily determinable as they do not have quoted market prices or secondary market prices

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

available. The fair values of certain nonmarketable equity securities, such as preferred stock convertible to marketable common stock in the future, issued by public companies are determined by utilizing commonly accepted valuation models, such as option pricing models. It is not practicable for the BTMU Group to estimate the fair value of other nonmarketable securities issued by nonpublic companies for which a quoted market price is not available. For these securities, the BTMU Group is unable to estimate fair value without incurring undue cost because they comprise investments in numerous unlisted companies and each investment represents an insignificant percentage relative to each company. Therefore, the above summary does not include the carrying amounts of such investment securities. The amounts not included in the above summary are ¥158 billion and ¥54 billion at March 31, 2007 and 2008, respectively.

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

Other financial assets—The estimated fair values of other financial assets, which primarily include accrued interest receivable, customers’ acceptance liabilities and accounts receivable, approximate their carrying amounts. The above summary does not include the carrying amounts of investments in equity method investees amounting to ¥396 billion and ¥360 billion at March 31, 2007 and 2008, respectively.

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

The fair values of certain off-balance-sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2007 and 2008 was not material.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2007 and 2008. These amounts have not been comprehensively revalued since that date and, therefore, current estimates of fair values may have changed significantly from the amounts presented herein.

31.    STOCK-BASED COMPENSATION

The following describes stock-based compensation plans of BTMU and UNBC and the impact of the adoption of SFAS No. 123R.

BTMU

MUFG, BTMU and MUTB elected to introduce a stock-based compensation plan for directors, executive officers and corporate auditors (“officers”) and obtained the necessary shareholder approval at their respective ordinary general meetings held in June 2007, while abolishing retirement gratuities program for these officers.

Following the approval, MUFG resolved at the meeting of the Board of Directors to issue stock compensation type stock options (“Stock Acquisition Rights”) to officers of MUFG, BTMU and MUTB. Usually, the Stock Acquisition Rights would be issued and granted to these officers once a year as a replacement of the former retirement gratuities program.

The class of shares to be issued or transferred on exercise of the Stock Acquisition Rights is common stock of MUFG. When the Stock Acquisition Rights are vested in the officers of BTMU, the fair value of the Stock Acquisition Rights at the date of grant is recognized as a compensation cost over its vesting period with a corresponding credit to capital surplus. Upon the exercise of the Stock Acquisition Rights, BTMU shall make cash payment to MUFG in the same amount of the fair value of the Stock Acquisition Rights exercised, which is recognized as a decrease of capital surplus.

The contractual term of the Stock Acquisition Rights is approximately 30 years from the date of grant. Some of the Stock Acquisition Rights vest on the date of grant and the rest of the rights graded-vest depending on the holder’s service period as officers. The Stock Acquisition Rights are only exercisable after the date on which the following conditions are met: (1) holder as a director or an executive officer loses the status of both director and executive officer, (2) holder as a corporate auditor loses the status of a corporate auditor. The exercise price is ¥1 per share.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of the Stock Acquisition Rights transactions of BTMU for the fiscal year ended March 31, 2008:

	For the fiscal year ended March 31, 2008
	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in millions)
Outstanding, beginning of the period	—	¥—
Granted	1,590,800	1

Outstanding, end of the period	1,590,800	¥1	29.68	¥1,366

Exercisable, end of the period	—	¥—	—	¥—

The fair value of the Stock Acquisition Rights is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions described in the following table. The risk-free rate is based on the Japanese government bonds yield curve in effect at the date of grant based on the expected term. The expected volatility is based on the historical data from traded common stock of MUFG. The expected term is based on the average service period of officers of MUFG, BTMU and MUTB, which represents the expected outstanding period of the Stock Acquisition Rights granted. The expected dividend yield is based on the dividend rate of common stock of MUFG at the date of grant.

For the fiscal year ended March 31, 2008
Risk-free interest rate	0.95%
Expected volatility	31.07%
Expected term (in years)	4
Expected dividend yield	1.02%

The weighted-average grant-date fair value of the Stock Acquisition Rights granted during the fiscal year ended March 31, 2008 was ¥103,200.

BTMU recognized ¥1,340 million of compensation cost related to the Stock Acquisition Rights with ¥544 million of corresponding tax benefit during the fiscal year ended March 31, 2008. As of March 31, 2008, the total unrecognized compensation cost related to the Stock Acquisition Rights was ¥302 million and it is expected to be recognized over 3 months.

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

The Committee determines the term of each stock option grant, up to a maximum of ten years from the date of grant. The exercise price of the options issued under the stock plans may not be less than the fair market value on the date the option is granted. Beginning in 2006, the value of options is recognized as compensation expense over the

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

vesting period during which the employees are required to provide service. Prior to January 1, 2006, UNBC’s unrecognized compensation expense for nonvested restricted stock reduced retained earnings. The adoption of SFAS No. 123R resulted in an increase of unappropriated retained earnings and a decrease of capital surplus by ¥1,468 million, respectively, in the consolidated financial statements. The value of the restricted stock at the date of grant is recognized as compensation expense over its vesting period with a corresponding credit adjustment to capital surplus. All cancelled or forfeited options and restricted stock become available for future grants. SFAS No. 123R requires the cash flows resulting from the tax benefits of tax deductions in excess of the compensation cost recognized for share-based compensation awards (i.e., excess tax benefits) to be classified as financing cash flows. The ¥269 million of the excess tax benefits and ¥2,647 million of the exercise of stock options are classified as other cash inflows from financing activities in the consolidated statement of cash flows for the fiscal year ended March 31, 2008.

Under the 2000 Stock Plan, UNBC grants stock options and restricted stock. Additionally under this plan, UNBC issues shares of common stock upon the vesting and settlement of performance shares settled in common stock and restricted stock units, as well as upon the settlement of stock units. Under the 1997 Stock Plan, UNBC issues shares of common stock upon exercise of outstanding stock options. UNBC issues new shares of common stock for all awards under the stock plans. A total of 5,445,210 shares, 3,692,736 shares and 1,095,526 shares were available for future grants under the 2000 Stock Plan at December 31, 2005, 2006, 2007, respectively. These available shares have taken into account the outstanding number of shares of stock options and restricted stock, as well as the maximum number of shares that may be issued upon the vesting and settlement of outstanding performance shares settled in common stock and restricted stock units, and upon the settlement of outstanding stock units. The remaining shares under the 1997 Stock Plan are not available for future grants.

The Committee determined that performance share awards granted in 2006 and 2007 were to be redeemed in shares.

Stock Options

Under the 2000 Stock Plan, UNBC granted options to various key employees, including policy-making officers, and to non-employee directors for selected years. Under both the 1997 and 2000 Stock Plans, options granted to employees vest pro-rata on each anniversary of the grant date and become fully exercisable three years from the grant date, provided that the employee has completed the specified continuous service requirement. Generally, the options vest earlier if the employee dies, is permanently disabled, or retires under certain grant, age, and service conditions or terminates employment under certain conditions. Options granted to non-employee directors are fully vested on the grant date and exercisable 33  1/3 percent on each anniversary under the 1997 Stock Plan, and are fully vested and exercisable on the grant date under the 2000 Stock Plan.

The following is a summary of stock option transactions under the stock plans:

	For the year ended December 31, 2007
	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Options outstanding, beginning of the period(1)	8,326,241	$49.24
Granted	2,219,403	55.33
Exercised	(800,860)	41.58
Forfeited	(71,638)	66.16

Options outstanding, end of the period(1)	9,673,146	$51.14	4.88	$35,555

Options exercisable, end of the period	6,519,040	$47.43	4.25	$25,478

Note:

(1)	Options not expected to vest are included in options outstanding. Amounts are not material.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of each option grant is estimated on the date of grant utilizing the Black-Scholes option pricing model and using the assumptions noted in the following table. The Black-Scholes option pricing model is applied to option tranches based on expected terms that result in ranges of input assumptions, such ranges are disclosed below. Expected volatilities are based on historical data and implied volatilities from traded options on UNBC’s stock, and other factors. UNBC uses historical data to estimate option exercise and employee terminations within the valuation model. The expected term of an option granted is derived from the output of the option valuation model, which is based on historical data and represents the period of time that the option granted is expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant based on the expected term.

	For the years ended December 31,
	2005	2006	2007
Weighted-average fair value—per share	$13.38	$12.31	$7.04
Risk-free interest rates (a range for 1 to 7 year tenors)	3.4 - 4.3%	4.3 - 5.05%	3.71%
Expected volatility	27.0%	16.6 - 22.9%	16.9 - 21.0%
Weighted-average expected volatility	27.0%	19.4%	19.8%
Expected term (in years)	4.4	3.4 - 5.4	3.8 - 4.4
Weighted-average expected dividend yield	2.7%	2.7%	4.3%

The total intrinsic value of options exercised during 2005, 2006 and 2007 was $50.4 million, $37.9 million and $16.0 million, with a corresponding tax benefit of $17.9 million, $13.5 million and $5.7 million, respectively. The total fair value of options vested during the years ended December 31, 2005, 2006 and 2007 was $38.3 million, $28.9 million and $20.5 million, respectively.

UNBC recognized $22.4 million and $13.0 million of compensation cost for share-based payment arrangements related to stock option awards with $8.4 million and $5.0 million of corresponding tax benefit during the years ended December 31, 2006 and 2007, respectively. As of December 31, 2007, the total unrecognized compensation cost related to nonvested stock option awards was $17.5 million and the weighted-average period over which the cost is expected to be recognized was 1.2 years.

Restricted Stock

In general, restricted stock awards are granted under the 2000 Stock Plan to key employees, and in 2005, to non-employee directors. The awards of restricted stock granted to employees vest pro-rata on each anniversary of the grant date and become fully vested four years from the grant date, provided that the employee has completed the specified continuous service requirement. Generally, they vest earlier if the employee dies, is permanently and totally disabled, retires under certain grant, age, and service conditions or terminates employment under certain conditions. The awards of restricted stock granted to existing non-employee directors in 2005 vested in full in July 2006. Restricted stockholders have the right to vote their restricted shares and receive dividends. The grant date fair value of awards is equal to the closing price on date of grant.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of UNBC’s nonvested restricted stock awards as of December 31, 2007 and changes during the period ended December 31, 2007:

	For the year ended December 31, 2007
	Number of shares	Weighted-average grant date fair value
Nonvested restricted awards, beginning of the period	840,003	$62.59
Granted	337,887	53.31
Vested	(247,191)	62.94
Forfeited	(49,582)	62.15

Nonvested restricted awards, end of the period	881,117	$59.00

The total fair value of the restricted stock awards vested was $1.5 million during 2005, $8.8 million during 2006 and $15.6 million during 2007, with a corresponding tax benefit of $0.6 million, $3.1 million and $5.0 million, respectively.

UNBC recognized $7.6 million, $14.4 million and $14.4 million of compensation cost for share-based payment arrangements related to restricted stock awards with $2.9 million, $5.4 million and $5.5 million of corresponding tax benefit during the years ended December 31, 2005, 2006 and 2007, respectively. At December 31, 2007, the total unrecognized compensation cost related to nonvested restricted awards was $41.0 million, and the weighted-average period over which it is expected to be recognized was 1.6 years.

Restricted Stock Units and Stock Units

Starting in July 2006, UNBC granted restricted stock units to non-employee directors. These restricted stock units consist of an annual grant, and in the case of new non-employee directors, an annual grant and an initial grant. In general, the annual grant vests in full on the first anniversary of the grant date, and the initial grant vests in three equal installments on each of the first three anniversaries of the grant date. The grant date fair value of awards is equal to the closing price on date of grant. During the year ended December 31, 2007, UNBC granted 22,995 restricted stock units with a weighted-average grant date fair value of $57.84 per unit. There were no restricted stock units forfeited during the year ended December 31, 2007. The total fair value of the restricted stock units that vested during the year ended December 31, 2007 was $0.8 million. UNBC recognized $0.3 million and $1.0 million of compensation cost with a corresponding $0.1 million and $0.4 million in tax benefits related to these grants for the year ended December 31, 2006 and 2007, respectively. As of December 31, 2007, the total unrecognized compensation cost related to restricted stock units was $1.0 million and the weighted-average period over which it is expected to be recognized was 9 months.

The restricted stock unit participants do not have voting or other stockholder rights. However, the participants’ stock unit accounts receive dividend equivalents, reflecting the aggregate dividends earned based on the total number of restricted stock units outstanding, in the form of additional restricted stock units. Participants may elect to defer the delivery of vested shares of common stock at predetermined dates as defined in the plan agreements. UNBC will issue new shares under the 2000 Stock Plan upon vesting and settlement of these grants, which are redeemable only in shares.

Non-employee directors may irrevocably elect to defer all or a portion of the cash retainer and/or fees payable to them for services on the Board of Directors and its committees in the form of stock units. At the time of deferral, a bookkeeping account is established on behalf of the director and credited with a number of fully vested stock units. The director will receive a number of stock units equal to the number of shares of common

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

stock when the deferred compensation is payable. Dividend equivalents are credited to the stock unit accounts. Stock units have no voting rights. UNBC will issue new shares under the 2000 Stock Plan upon settlement of the stock units.

Performance Share Plan

Effective January 1, 1997, UNBC established a Performance Share Plan. At the discretion of the Committee, eligible participants may earn performance share awards to be redeemed in cash and/or shares three years after the date of grant. Performance shares are linked to stockholder value in two ways: (1) the market price of UNBC’s common stock; and (2) return on equity, a performance measure closely linked to value creation. Eligible participants generally receive grants of performance shares annually. The plan was amended in 2004 increasing the total number of shares that can be granted under the plan to 2.6 million shares. The following is a summary of shares granted and available for future grants under the Performance Share Plan:

	For the years ended December 31,
	2005	2006	2007
Performance shares:
Granted	78,000	62,100	70,614
Available for future grant, year end	2,193,383	2,132,333	2,063,219

Performance Shares—Redeemable in Cash

All performance shares granted prior to 2006 are redeemable in cash and therefore are accounted for as liabilities. The value of a performance share under the liability method is equal to the average month-end closing price of the UNBC’s common stock for the final six months of the performance period. All cancelled or forfeited performance shares become available for future grants. The following is a summary of performance shares that are redeemable in cash under the Performance Share Plan:

	For the years ended December 31,
	2005	2006	2007
	(in millions, except number of shares)
Performance shares granted	78,000	—	—
Performance shares forfeited	19,200	—	—
Fair value of performance shares that vested	$4.5	$9.4	$6.7
Cash payments made for performance shares that vested	$6.5	$5.8	$7.8
Fair value of performance shares that vested and deferred	$0.4	$0.3	—
Performance shares compensation expense	$9.0	$1.8	$1.7
Tax benefit related to compensation expense	$3.4	$0.7	$0.6
Liability for cash settlement of performance shares, year end	$15.7	$11.7	$5.7

The compensation cost related to these grants that are redeemable in cash was fully recognized as of December 31, 2007.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Performance Shares—Redeemable in Shares

The following is a summary of performance shares that are redeemable in shares under the Performance Share Plan:

	For the years ended December 31,
	2006	2007
	(in millions, except number of shares and per share amount)
Performance shares granted	62,100	70,614
Weighted average grant date fair value—per share	$69.96	$63.10
Performance shares forfeited	1,050	1,500
Fair value of performance shares that vested during the year	$0.2	$0.6
Performance shares compensation expense	$2.8	$4.8
Tax benefit related to compensation expense	$1.1	$1.8

As of December 31, 2007, the total unrecognized compensation cost related to grants that are redeemable in shares was $4.6 million and the weighted-average period over which it is expected to be recognized was 11 months. UNBC issues new shares under the 2000 Stock Plan upon vesting and settlement of these grants that are redeemable in shares.

32.    RELATED PARTY TRANSACTIONS

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

The following table shows the amount of transactions with its related parties under common control by MUFG for the fiscal years ended March 31, 2006, 2007 and 2008:

	2006	2007	2008
	(in billions)
Interest income, primarily resulted from loans and interest earning deposits in other banks:	¥18	¥24	¥22
Interest expense, primarily resulted from payables under securities lending transactions and deposits:	11	12	24
Non-interest income:	25	32	35
Non-interest expense:	25	43	42

The following table shows the amounts due from or to its related parties under common control by MUFG at March 31, 2007 and 2008:

	2007	2008
	(in billions)
Assets, primarily consisting of trading account assets and loans:	¥2,790	¥3,747
Liabilities, primarily consisting of trading account liabilities and payables under securities lending transactions:	2,241	3,285

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

33.    EVENTS SINCE MARCH 31, 2008

Approval of Dividends

On June 26, 2008, the shareholder approved the payment of cash dividends to the shareholder of record on March 31, 2008, of ¥30.00 per share of Class 2 Preferred Stock, of ¥7.95 per share of Class 3 Preferred Stock, of ¥80.68 per share of Class 6 Preferred Stock, totaling ¥3,221 million, and of ¥17.62 per share of Common stock, totaling ¥180,745 million.

Agreement with JAL International on JALCARD Share Transfer and Business Partnership

On May 2, 2008, BTMU reached an agreement with Japan Airlines International Co., Ltd. (“JALI”), a subsidiary of the Japan Airlines Corporation, on the transfer to BTMU of the issued shares of JALCARD Inc. (“JALCARD”), a wholly owned subsidiary of JALI. JALI transferred 3,950 shares out of its total holding of 8,000 JALCARD shares (representing 49.375% of voting rights) to BTMU as of July 1, 2008.

Also as part of the agreement, JALI, JALCARD, BTMU, Mitsubishi UFJ NICOS, and JCB Co., Ltd. agreed on a business partnership relating to the credit card operations. As a result of this business alliance, JALI plans to grant BTMU certain priority rights relating to the issuance of JAL branded credit cards.

Share Exchange Transaction to Make Mitsubishi UFJ NICOS a Wholly Owned Subsidiary of MUFG

On May 28, 2008, MUFG and Mitsubishi UFJ NICOS entered into a share exchange agreement to make Mitsubishi UFJ NICOS a wholly owned subsidiary of MUFG. The share exchange ratios were set at 0.37 shares of MUFG common stock to one share of Mitsubishi UFJ NICOS common stock and at 1.39 shares of MUFG common stock to one share of Mitsubishi UFJ NICOS Class 1 Stock.

On June 27, 2008, Mitsubishi UFJ NICOS shareholders approved the share exchange transaction. Accordingly, Mitsubishi UFJ NICOS common stock was delisted from the Tokyo Stock Exchange on July 28, 2008 and the share exchange became effective on August 1, 2008. Upon the completion of the share exchange, Mitsubishi UFJ NICOS, a former consolidated subsidiary of BTMU, became a directly owned subsidiary of MUFG.

Basic Agreement on the Business Integration between Bank of Ikeda and Senshu Bank

On May 30, 2008, BTMU signed a basic agreement with Senshu Bank, a regional bank subsidiary of BTMU headquartered in Osaka, and the Bank of Ikeda Ltd. (“Bank of Ikeda”), another regional bank headquartered in Osaka, concerning the planned business integration between the two regional banks.

Senshu Bank and Bank of Ikeda are planning to establish a new company on April 1, 2009 after the execution of a definitive agreement, which is expected to occur by November 28, 2008.

Commencement of a New Mobile Internet Banking Service

On June 17, 2008, Jibun Bank Corporation (“Jibun Bank”), a new mobile internet bank co-founded by BTMU and KDDI CORPORATION, acquired a banking business license. Jibun Bank started to receive orders for opening bank accounts on July 17, 2008 and currently provides banking services such as ordinary accounts, fixed term deposits and fund transfers via mobile phone.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Redemption of “Non-dilutive” Preferred Securities Issued by a Special Purpose Company

On June 30, 2008, Tokai Preferred Capital Company L.L.C., a special purpose company established in Delaware, redeemed total $1 billion of non-cumulative and non-dilutive perpetual preferred securities. These securities were accounted for as part of BTMU’s Tier I capital at March 31, 2008 under the BIS capital adequacy requirements.

Stock Compensation Type Stock Options (Stock Acquisition Rights)

On July 15, 2008, the directors, executive officers and corporate auditors of BTMU were allotted stock acquisition rights to acquire an aggregate amount of 1,695,500 shares of MUFG’s common stock. The stock acquisition rights have an exercise price of ¥1 per common share, and are exercisable until July 14, 2038.

Sale of MUFG’s Ordinary Shares

On July 31, 2008, MUFG resolved, at the meeting of the Board of Directors of the company, to repurchase its own shares which were once allocated to BTMU pursuant to the share exchange on August 1, 2008. MUFG repurchased 247,677,147 shares from BTMU, and the purchase price was ¥238,513 million.

Issuance of “Non-dilutive” Preferred Securities by a Special Purpose Company

On July 31, 2008, BTMU established BTMU Preferred Capital 7 Limited, a special purpose company in the Cayman Islands, for the issuance of preferred securities to strengthen the capital base of BTMU.

On September 2, 2008, BTMU Preferred Capital 7 Limited issued ¥122 billion in non-cumulative perpetual preferred securities. These securities are accounted for as part of BTMU’s Tier I capital under the BIS capital adequacy requirements.

Conversion of Class 3 Preferred Stock

On August 1, 2008, 17,700,000 shares of Class 3 Preferred Stock owned by MUFG were converted into 43,895,180 shares of newly issued common stock. As a result, numbers of outstanding common stock of BTMU increased to 10,301,857,122 shares.

Commencement of a Cash Tender Offer by BTMU to Make UNBC a Wholly Owned Subsidiary

On August 18, 2008, BTMU resolved, at the meeting of the Board of Directors, to commence a cash tender offer in the United States for all of the outstanding shares of common stock of UNBC and to execute the definitive merger agreement which has been approved by the Board of Directors of UNBC as well.

In accordance with the merger agreement, on August 29, 2008, BTMU commenced a tender offer to acquire all of the shares of UNBC’s common stock not owned by BTMU for $73.50 per share in cash. The tender offer will expire on September 26, 2008, unless it is extended.

Under the merger agreement, the consummation of the tender offer will be followed by a merger in which any shares of UNBC not tendered through the tender offer will be acquired at the same price in cash, subject to customary appraisal rights. Upon completion of the merger, UNBC will become a wholly owned subsidiary of BTMU. The total funds required to complete the acquisition of UNBC by BTMU are estimated to be approximately ¥385 billion. BTMU intends to use cash on hand to fund the acquisition.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Filing of a Bankruptcy Petition by Lehman Brothers Holdings

On September 15, 2008, Lehman Brothers Holdings Inc. (“LBHI”) filed a petition under Chapter 11 of the US Bankruptcy Code with the US Bankruptcy Court for the Southern District of New York. The BTMU Group determined that the filing by LBHI was attributable to the deterioration of the asset-backed securitization products market and residential mortgage market in the United States subsequent to March 31, 2008, and did not reflect the impact of LBHI’s bankruptcy on the accompanying consolidated financial statements for the fiscal year ended March 31, 2008. Although the impact of these developments is currently being reviewed, the BTMU Group estimates that these developments will adversely affect income from continuing operations before income tax expense for the fiscal year ending March 31, 2009 by approximately ¥20 to ¥30 billion.

* * * * *

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

By:	/s/ KATSUNORI NAGAYASU
Name:	Katsunori Nagayasu
Title:	President

September 19, 2008

EXHIBIT INDEX

Exhibit		Description
1	(a)	Articles of Incorporation of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended and restated on June 26, 2008. (English Translation)(1)

1	(b)	Regulations of the Board of Directors of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended on April 1, 2007. (English Translation)(4)

1	(c)	Regulations on Corporate Meetings of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended on January 12, 2007. (English Translation)(4)

1	(d)	Regulations on the Handling of Shares of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended and restated on June 26, 2008. (English Translation)(1)

2		Indenture dated as of February 25, 2000 between The Bank of Tokyo-Mitsubishi, Ltd. and The Chase Manhattan Bank.(2)

4	(a)	Agreement and Plan of Merger among UnionBanCal Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Merger Sub, dated as of August 18, 2008.(1)

8		Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11		Code of ethics of Mitsubishi UFJ Financial Group, Inc. and compliance rules, compliance manual and employee work rules of The Bank of Tokyo-Mitsubishi UFJ, Ltd. applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation of relevant sections)(3)

12		Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).(1)

13		Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).(1)

(1)	Filed herewith.
(2)	Incorporated by reference from our Annual Report on Form 20-F filed on August 17, 2001.
(3)	Incorporated by reference from our Annual Report on Form 20-F filed on September 28, 2006.
(4)	Incorporated by reference from our Annual Report on Form 20-F filed on September 21, 2007.