Form 20-F
period 2009-03-31
BANK OF TOKYO - MITSUBISHI UFJ, LTD
filed 2009-09-02
CIK 852743

As filed with the Securities and Exchange Commission on September 2, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2009

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

At March 31, 2009, (1) 10,833,384,122 shares of common stock and (2) 357,700,000 shares of preferred stock were issued.

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

Yes   ☒    No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes   ☐    No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been check in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17   ☐    Item 18   ☐

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

When we refer in this Annual Report to “we,” “us,” “our” and “BTMU,” we generally mean The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its consolidated subsidiaries, but from time to time as the context requires, we mean The Bank of Tokyo-Mitsubishi UFJ, Ltd. as an individual legal entity. Similarly, references to “UFJ Bank” are to UFJ Bank Limited as well as UFJ Bank Limited and its consolidated subsidiaries, as the context requires. References in this Annual Report to “yen” or “¥“ are to Japanese yen and references to “US dollars,” “US dollar,” “dollars,” “US$” or “$” are to United States dollars. Our fiscal year ends on March 31 of each year. References to years not specified as being fiscal years are to calendar years.

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

A.    Selected Financial Data

The selected statement of operations data and selected balance sheet data set forth below have been derived from our audited consolidated financial statements. On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc., or MTFG, the parent company of The Bank of Tokyo-Mitsubishi, Ltd., or BTM, merged with UFJ Holdings, Inc., the parent company of UFJ Bank Limited, or UFJ Bank, with MTFG being the surviving entity. Upon consummation of the merger, MTFG changed its name to Mitsubishi UFJ Financial Group, Inc. The merger was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries were recorded at fair value as of October 1, 2005. Therefore, although the merger of BTM with UFJ Bank occurred and BTM changed its name to The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, on January 1, 2006, the results of operations of UFJ Bank and its subsidiaries have been included in our consolidated financial statements since October 1, 2005. Numbers as of and for the fiscal year ended March 31, 2005 reflect the financial position and results of BTM and its subsidiaries only. Numbers as of March 31, 2006 reflect the financial position of BTMU while numbers for the fiscal year ended March 31, 2006 comprised the results of BTM and its subsidiaries for the six months ended September 30, 2005 and the results of BTMU from October 1, 2005 to March 31, 2006. Numbers as of and for the fiscal years ended March 31, 2007, 2008 and 2009 reflect the financial position and results of BTMU.

Except for risk-adjusted capital ratios, which are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, and the average balance information, the selected financial data set forth below are derived from our consolidated financial statements prepared in accordance with US GAAP.

You should read the selected financial data set forth below in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and other financial data included elsewhere in this Annual Report on Form 20-F. These data are qualified in their entirety by reference to all of that information.

	Fiscal years ended March 31,
	2005	2006		2007		2008	2009
	(in millions, except per share data and number of shares)
Statement of operations data:
Interest income	¥1,194,507	¥2,249,309		¥3,444,360		¥3,693,822	¥3,097,432
Interest expense	388,098	728,762		1,279,212		1,579,299	1,073,115

Net interest income	806,409	1,520,547		2,165,148		2,114,523	2,024,317
Provision for credit losses	123,945	163,416		341,570		407,238	618,342

Net interest income after provision for credit losses	682,464	1,357,131		1,823,578		1,707,285	1,405,975
Non-interest income (loss)	795,682	556,849		1,220,453		1,213,585	(54,344)
Non-interest expense	954,258	1,616,828		2,172,027		2,886,882	2,425,246

Income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle	523,888	297,152		872,004		33,988	(1,073,615)
Income tax expense (benefit)	237,296	68,921		410,299		490,309	(146,904)

Income (loss) from continuing operations before cumulative effect of a change in accounting principle	286,592	228,231		461,705		(456,321)	(926,711)
Income (loss) from discontinued operations—net	1,493	8,973		(817)		(1,746)	—
Cumulative effect of a change in accounting principle, net of tax(1)	(977)	(8,425)		—		—	—

Net income (loss)	¥287,108	¥228,779		¥460,888		¥(458,067)	¥(926,711)

Net income (loss) available to a common shareholder	¥280,392	¥221,780		¥449,925		¥(464,348)	¥(929,932)

Amounts per share:
Basic earnings (loss) per common share—income (loss) from continuing operations available to a common shareholder before cumulative effect of a change in accounting principle	¥55.76	¥30.64		¥44.89		¥(45.10)	¥(89.20)
Basic earnings (loss) per common share—net income (loss) available to a common shareholder	55.87	30.72		44.81		(45.27)	(89.20)
Diluted earnings (loss) per common share—income (loss) from continuing operations available to a common shareholder before cumulative effect of a change in accounting principle	55.50	27.01		44.21		(45.10)	(89.20)
Diluted earnings (loss) per common share—net income (loss) available to a common shareholder	55.61	27.07		44.13		(45.27)	(89.20)
Number of shares used to calculate basic earnings (loss) per common share (in thousands)	5,019,470	7,219,739		10,041,800		10,257,962	10,425,031
Number of shares used to calculate diluted earnings (loss) per common share (in thousands)	5,019,470	8,119,446	(2)	10,289,317	(2)	10,257,962	10,425,031
Cash dividends per share declared during the fiscal year:
—Common stock	¥34.71	¥157.21		¥43.52		¥44.19	¥17.62
	$0.32	$1.33		$0.37		$0.39	$0.16
—Preferred stock (Class 1)	¥82.50	¥41.25		—		—	—
	$0.78	$0.38		—		—	—
—Preferred stock (Class 2)	—	¥36.42		¥60.00		¥60.00	¥30.00
	—	$0.31		$0.51		$0.52	$0.28
—Preferred stock (Class 3)	—	—		¥23.85		¥15.90	¥7.95
	—	—		$0.21		$0.14	$0.07
—Preferred stock (Class 4)	—	—		¥18.60		—	—
	—	—		$0.16		—	—
—Preferred stock (Class 5)	—	—		¥19.40		—	—
	—	—		$0.17		—	—
—Preferred stock (Class 6)	—	—		—		—	¥80.68
	—	—		—		—	$0.75

	At March 31,
	2005	2006	2007	2008	2009
	(in millions)
Balance sheet data:
Total assets(3)	¥93,678,660	¥162,867,241	¥157,587,363	¥158,434,053	¥157,645,480
Loans, net of allowance for credit losses	42,686,305	84,923,276	85,130,539	88,729,093	89,505,358
Total liabilities(3)	90,512,075	154,597,758	148,901,232	151,768,355	152,755,238
Deposits	60,224,192	114,062,281	113,386,103	115,402,156	114,249,091
Long-term debt	5,196,388	11,925,838	12,263,205	11,651,570	10,685,237
Total shareholder’s equity	3,166,585	8,269,483	8,686,131	6,665,698	4,890,242
Common stock	749,873	871,973	871,973	871,973	1,071,296

	Fiscal years ended March 31,
	2005	2006	2007	2008	2009
	(in millions, except percentages)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Other financial data:
Average balances:
Interest-earning assets	¥82,220,483	¥112,023,359	¥140,731,722	¥141,312,806	¥138,434,533
Interest-bearing liabilities	75,632,995	98,073,940	119,077,306	122,819,930	121,088,382
Total assets(3)	94,231,242	135,670,081	158,220,090	160,696,430	156,863,146
Total shareholder’s equity	2,769,260	5,485,014	8,481,891	8,061,817	6,211,683

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Return on equity and assets:
Net income (loss) available to a common shareholder as a percentage of total average assets(3)	0.30%	0.16%	0.28%	(0.29)%	(0.59)%
Net income (loss) available to a common shareholder as a percentage of total average shareholder’s equity	10.13%	4.04%	5.30%	(5.76)%	(14.97)%
Dividends per common share as a percentage of basic earnings per common share	62.13%	511.75%	97.12%	— (4)	— (4)
Total average shareholder’s equity as a percentage of total average assets(3)	2.94%	4.04%	5.36%	5.02%	3.96%
Net interest income as a percentage of total average interest-earning assets	0.98%	1.36%	1.54%	1.50%	1.46%

Credit quality data:
Allowance for credit losses	¥567,651	¥912,997	¥993,527	¥1,050,738	¥1,023,882
Allowance for credit losses as a percentage of loans	1.31%	1.06%	1.15%	1.17%	1.13%
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	¥1,005,049	¥1,850,892	¥1,531,753	¥1,573,801	¥1,479,133
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of loans	2.32%	2.16%	1.78%	1.75%	1.63%
Allowance for credit losses as a percentage of nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	56.48%	49.33%	64.86%	66.76%	69.22%
Net loan charge-offs	¥209,446	¥107,756	¥265,246	¥344,047	¥537,229

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net loan charge-offs as a percentage of average loans	0.49%	0.17%	0.31%	0.39%	0.59%
Average interest rate spread	0.94%	1.27%	1.38%	1.32%	1.35%
Risk-adjusted capital ratio calculated under Japanese GAAP(5)	11.83%	12.48%	12.77%	11.20%	12.02%

Notes:

(1)	Effective April 1, 2004, we adopted Financial Accounting Standards Board Interpretation, or FIN, No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” Effective March 31, 2006, we adopted FIN No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143.”
(2)	Includes the common shares potentially issuable by conversion of the Class 3, Class 4, and Class 5 Preferred Stock.
(3)	Effective April 1, 2008, we discontinued netting our derivative assets and liabilities under master netting agreements and we now present them on a gross basis. See Note 1 “Netting of Cash Collateral against Derivative Exposures” under “Accounting Changes” section for the detail. We have restated average balances, as well as year-end balances, of “Total assets” and “Total liabilities” in the previous periods from 2005 to 2008. Accordingly “Net income (loss) available to a common shareholder as a percentage of total average assets” and “Total average shareholder’s equity as a percentage of total average assets” have been restated.
(4)	Percentages of basic loss per common share have not been presented because such information is not meaningful.
(5)	Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP.

Exchange Rate Information

The tables below set forth, for each period indicated, the noon buying rate in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per US$1.00. On August 18, 2009, the noon buying rate was ¥94.72 to US$1.00 and the inverse noon buying rate was US$1.06 to ¥100.00.

	Year 2009
	March	April	May	June	July	August(1)
High	¥99.34	¥100.71	¥99.24	¥98.56	¥96.41	¥97.65
Low	¥93.85	¥96.49	¥94.45	¥95.19	¥92.33	¥94.33

Note:

(1)	Period from August 1, 2009 to August 18, 2009.

	Fiscal years ended March 31,
	2005	2006	2007	2008	2009
Average (of month-end rates)	¥107.28	¥113.67	¥116.55	¥113.61	¥100.85

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

Risks Related to Our Business

If the Japanese stock market or other global markets decline in the future, we may incur losses on our securities portfolio and our capital ratios will be adversely affected. We may also need to reduce our strategic shareholdings which could affect our relationship with customers.

We hold large amounts of marketable equity securities, of which a significant portion are securities of Japanese issuers. The market values of these securities are inherently volatile. We have recently experienced impairment losses on our marketable equity securities as a result of a decline in Japanese stock prices. The Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, declined from ¥12,656.42 at April 1, 2008 to ¥8,109.53 at March 31, 2009. The Nikkei Stock Average was ¥10,284.96 on August 18, 2009. The Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, declined from 1,230.49 at April 1, 2008 to 789.54 at March 31, 2009. The TOPIX was 949.66 on August 18, 2009. If the Japanese stock market or other global markets further decline or do not improve, we may incur additional losses on our securities portfolio. Further declines in the Japanese stock market or other global markets may also materially and adversely affect our capital ratios, results of operations and financial condition. For a detailed discussion of our holdings of marketable equity securities and the effect of market declines on our capital ratios, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Adequacy” and “Selected Statistical Data—Investment Portfolio.”

In addition, like many Japanese financial institutions, a substantial portion of our equity securities portfolio is held for strategic and business relationship purposes. The sale of equity securities, whether to reduce our risk exposure to fluctuations in equity security prices, or otherwise, will reduce our strategic shareholdings, which may have an adverse effect on relationships with our customers. Our plans to further reduce our strategic shareholdings may also encourage some of our customers to sell their shares of our common stock, which may have a negative impact on our stock price.

Our trading and investment activities as well as our international operations expose us to interest rate, exchange rate and other risks.

We undertake extensive trading and investment activities involving a variety of financial instruments, including derivatives. We also have significant business operations abroad, including operations of UnionBanCal Corporation, or UNBC, in the United States and elsewhere. Our income from these activities as well as our foreign assets and liabilities resulting from our international operations are subject to volatility caused by, among other things, changes in interest rates, foreign currency exchange rates and equity and debt prices. For example:

•

increases in interest rates may have an adverse effect on the value of our fixed income securities portfolio, as discussed in “—Changes in interest rate policy, particularly unexpected or sudden increases in interest rates, could adversely affect the value of our bond and financial derivatives portfolios, problem loans and results of operations” below; and

•

fluctuations in foreign currency exchange rates against the Japanese yen may adversely affect our financial condition, including our capital ratios, to the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, and will create foreign currency translation gains or losses, as described in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Effect of the Change in Exchange Rates on Foreign Currency Translation.”

In addition, downgrades of the credit ratings of some of the securities in our portfolio could negatively affect our results of operations. Our trading and investment activities in financial instruments may also be adversely affected by regulatory measures taken by government agencies. Our results of operations and financial condition are exposed to the risks of loss associated with these activities. For a discussion of our investment portfolio and related risks see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Condition—Investment Portfolio” and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

We may suffer additional credit-related losses in the future due to problem loans.

When we loan money or commit to loan money, we incur credit risk, or the risk of losses if our borrowers do not repay their loans. We may incur credit losses or have to provide for additional allowance for credit losses if:

•	large borrowers become insolvent or must be restructured;

•	domestic or global economic conditions, either generally or in particular industries in which large borrowers operate, deteriorate;

•	the value of the collateral we hold, such as real estate or securities, declines; or

•	we are adversely affected by other factors, including corporate credibility issues among our borrowers, to an extent that is worse than anticipated.

If actual credit losses are higher than currently expected, the current allowances for credit losses will be insufficient. Our allowance for credit losses in our loan portfolio is based on evaluations, assumptions and estimates about customers, the value of collateral we hold and the economy as a whole. Our loan losses could prove to be materially different from the estimates and could materially exceed these allowances. In addition, the standards for establishing allowances may change, causing us to change some of the evaluations, assumptions and estimates used in determining the allowances. As a result, we may need to provide for additional allowances for credit losses. For example, as a result of recent deteriorating economic conditions, declines in real estate values and securities price levels, and worsening operations of borrowers, we experienced increases in the amount of problem loans and provision for credit losses in the fiscal year ended March 31, 2009.

Credit losses may also increase if we elect, or are forced by economic or other considerations, to sell or write off our problem loans at a larger discount, in a larger amount or in a different time or manner than we may otherwise want. We may not be able to realize the value of the collateral we hold or enforce our rights against defaulting customers because of the difficulty of foreclosing on collateral in Japan, the illiquidity of and depressed values in the Japanese real estate market, or other reasons.

Although we from time to time enter into credit derivative transactions, including credit default swap contracts, to manage our credit risk exposure, such transactions may not provide the protection against credit defaults that we intended due to counter-party defaults or otherwise. In addition, negative changes in financial market conditions may restrict the availability and liquidity of credit default swaps. For more information on our credit derivative transactions, see Note 23 to our consolidated financial statements included elsewhere in this Annual Report.

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

Our performance is affected by general economic conditions of the countries in which we operate, particularly Japan where we primarily conduct our business. General economic conditions that could affect us include interest rates, inflation, investor sentiment, the availability and cost of credit, the liquidity of the global financial markets, the level and volatility of debt and equity capital markets, the levels of corporate capital investments and individual consumption, and raw material prices. Any of these economic conditions, currently existing or occurring in the future, may adversely affect our financial condition and results of operations. For a discussion of the current economic environment in Japan and certain other countries, see “Item 5. Operating and Financial Review and Prospects—Business Environment.”

Our business may be adversely affected by negative developments with respect to other financial institutions, both directly and through the effect they may have on the overall banking environment and on their borrowers.

Some domestic and foreign financial institutions, including banks, non-bank lending and credit institutions, securities companies and insurance companies, have experienced declining asset quality and capital adequacy and other financial problems. This may lead to severe liquidity and solvency problems, which have in the past resulted in the liquidation, government control or restructuring of affected institutions. For example, deterioration of the asset-backed securitization products market and residential mortgage market in the United States resulted in Lehman Brothers Holdings Inc. filing a petition under Chapter 11 of the US Bankruptcy Code. Other banks, securities companies, insurance companies and other financial institutions, especially US institutions, continue to be under significant pressure due to declining asset quality as a result of the continuing deterioration of the global financial markets. These developments may continue to adversely affect our financial results. Other financial difficulties relating to financial institutions could adversely affect us because:

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

We currently plan to pursue various business strategies to improve our profitability. In addition to the risks associated with investments, business combinations and mergers described above, there are various other risks which could adversely affect our ability to achieve our business objectives. For example, as we expand the range of our products and services beyond our traditional banking and as the sophistication of financial products and management systems grows, we will be exposed to new and increasingly complex risks. We may have only limited experience with the risks related to the expanded range of these products and services. As a result, we may not be able to foresee certain risks, and new products and services we introduce may not gain acceptance among customers. Moreover, some of the activities that we are expected to engage in, such as derivatives and foreign currency trading, present substantial risks. As we expand the geographic scope of our business, we will also be exposed to risks that are unique to particular jurisdictions or markets. Our risk management systems may prove to be inadequate and may not work in all cases or to the degree required. In addition, we may have difficulty developing and operating the necessary information systems. As a result, we are subject to substantial market, credit and other risks in relation to the expanding scope of our products, services and trading activities or expanding our business beyond our traditional markets, which could result in us incurring substantial losses. In addition, our efforts to offer new services and products or penetrate new markets may not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures. If we fail to achieve some or all of the goals of our business strategies, our results of operations could be materially and adversely affected. For a detailed discussion of our risk management systems, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

We are exposed to substantial credit and market risks in emerging market countries.

We are active in Asia, Latin America, Central and Eastern Europe and other emerging market countries through a network of branches and subsidiaries and are thus exposed to a variety of credit and market risks associated with these countries. These risks will increase if the global financial crisis and recession continue or worsen. For example, a decline in the value of local currencies of these countries could adversely affect the creditworthiness of some of our borrowers in these countries. The loans we have made to borrowers and banks in these countries are often denominated in US dollars, Euro or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies. A devaluation of the local currency would make it more difficult for a borrower earning income in that currency to pay its debts to us and other foreign lenders. In addition, some countries in which we operate may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. The limited credit availability resulting from these and related conditions may adversely affect economic conditions in some countries. This could cause a further deterioration of the credit quality of borrowers and banks in those countries and cause us to incur further losses.

In addition, we are active in other countries and regions that expose us to risks similar to the risks described above and also risks specific to those countries and regions, which may cause us to incur losses or suffer other adverse effects.

Any adverse changes in Union Bank’s business could significantly affect our results of operations.

Union Bank, N.A., or Union Bank, is UNBC’s primary subsidiary. Union Bank contributes to a significant portion of our net income. Any adverse change in the business or operations of Union Bank could significantly affect our results of operations. Factors that could negatively affect Union Bank’s results include adverse economic conditions in California, including the downturn in the real estate and housing industries in California, substantial competition in the California banking market, uncertainty over the US economy due to deteriorating economic conditions in the United States, the threat of terrorist attacks, fluctuating oil prices and rising interest rates, negative trends in debt ratings, and additional costs and other adverse consequences which may arise from enterprise-wide compliance, or failure to comply, with applicable laws and regulations, such as the US Bank Secrecy Act and related amendments under the USA PATRIOT Act. Compared to prior years, any adverse developments which could arise at Union Bank will have a greater negative impact on our results of operation and financial condition, since Union Bank became, through UNBC, our wholly owned subsidiary in November 2008 compared with approximately 65% ownership in prior years.

Changes in the business environment for consumer finance companies in Japan have adversely affected our recent financial results, and may further adversely affect our future financial results.

We have a large loan portfolio in the consumer lending industry as well as large shareholdings in subsidiaries and equity method investees in the consumer finance industry. The Japanese government has been implementing regulatory reforms affecting the consumer lending industry in recent years. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Law Concerning Acceptance of Investment, Cash, Deposit and Interest Rate, etc., which is currently 29.2% per annum, to 20% per annum. The reduction in the maximum permissible interest rate will be implemented before mid-2010. Under the reforms, all interest rates will be subject to the lower limits (15-20% per annum) imposed by the Interest Rate Restriction Law, which will compel, or has already compelled, lending institutions to lower the interest rates they charge borrowers.

Currently and until the reduction in the maximum permissible interest rate as described above takes effect, consumer finance companies are able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law, provided that they satisfy certain conditions set forth in the Law Concerning Lending Business. Accordingly, our consumer finance subsidiaries and equity method investees offer loans at interest rates above the Interest Rate Restriction Law. As a result of recent decisions by the Supreme Court of Japan, consumer finance companies experienced a significant increase in borrowers’ claims for reimbursement of previously collected interest payments in excess of the limits stipulated by the Interest Rate Restriction Law. New regulations that are scheduled to be effective before mid-2010 may also have a negative impact on the business of consumer finance companies as those new regulations are expected to require, among other things, consumer finance companies to review the repayment capability of borrowers before lending, thereby limiting the amount of borrowing available to individual borrowers.

These and other related developments have adversely affected, and may further adversely affect, the operations and financial condition of our subsidiaries and borrowers which are engaged in consumer lending, which in turn may affect the value of our related shareholdings and loan portfolio.

Our results of operations may be negatively affected by the global financial crisis and recession triggered by disruptions in the financial markets in the United States.

The recent global financial crisis and recession may continue to adversely affect our loan and investment portfolios, which includes securitization products, such as asset-backed securities. For example, some of our investment securities have been, and may continue to be, marked at a significantly lower price because the market for those securities is inactive. We have also been, and may continue to be, affected by credit market deterioration caused by defaults on these higher risk residential mortgages. Specifically, the availability of credit has become, and may continue to be, limited causing some of our counterparties to default, or some of our credit derivative transactions may also be negatively affected. Moreover, the negative developments in the US credit markets have caused, and may continue to cause, significant fluctuations in global stock markets and foreign currency exchange rates, which in turn affect our results of operations. If credit market conditions continue to deteriorate, our capital funding structure may need to be adjusted, our funding costs may increase, or our credit-related losses may increase, all of which could have a material impact on our financial results and financial condition.

Our information systems and other aspects of our business and operations are exposed to various system, political and social risks.

As a major financial institution, our information systems and other aspects of our business and operations are exposed to various system, political and social risks. Incidents such as disruptions of the Internet and other information networks due to major virus outbreaks, major terrorist activity, serious political instability and major health epidemics have the potential to directly affect our business and operations by disrupting our operational infrastructure or internal systems. Such incidents may also negatively impact the economic conditions, political regimes and social infrastructure of countries and regions in which we operate, and possibly the global economy as a whole. Our risk management policies and procedures may be insufficient to address these and other large-scale unanticipated risks.

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

In recent years, the Japanese financial system has been increasingly deregulated and barriers to competition have been reduced. The privatization of the Japanese postal savings system and the establishment of Japan Post Bank Co., Ltd. in October 2007, as well as the establishment of Japan Finance Corporation, a public corporation wholly owned by the Japanese government, in October 2008, could also substantially increase competition within the financial services industry. In addition, there has been significant consolidation and convergence among financial institutions domestically and globally, and this trend may continue in the future and further increase competition in the market. A number of large commercial banks and other broad-based financial services firms have merged or formed strategic alliances with, or have acquired other financial institutions both in Japan and overseas. If we are unable to compete effectively in this more competitive and deregulated business environment, our business, results of operations and financial condition will be adversely affected. For a more detailed discussion of our competition in Japan, see “Item 4.B. Information on the Company—Business Overview—Competition—Japan.”

We are subject to increased regulatory requirements and supervision in the United States as a financial holding company.

In October 2008, BTMU, our parent company, Mitsubishi UFJ Financial Group, Inc., or MUFG, a fellow subsidiary, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, and our subsidiary UNBC, elected to become financial holding companies under the US Bank Holding Company Act. As financial holding companies, we are authorized to engage in an expanded list of activities in the United States, including merchant banking, insurance underwriting, and a full range of securities activities.

Under our financial holding company status, we are also subject to additional regulatory requirements. For example, each of our banking subsidiaries with operations in the United States, comprising Bank of Tokyo-Mitsubishi UFJ Trust Company and Union Bank, which are our US domestic depository institutions, as well as BTMU must be “well capitalized,” meaning a Tier I risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. Our US banking operations must also be “well managed,” including that they maintain examination ratings that are at least satisfactory. Failure to comply with such requirements would require us to prepare a remediation plan and we would not be able to undertake new business activities or acquisitions based on our status as a financial holding company during any period of noncompliance, and as a result, it may negatively affect our future financial results.

In June 2009, the US government released a regulatory reform proposal called “Financial Regulatory Reform, A New Foundation: Rebuilding Financial Supervision and Regulation.” This proposal includes, among other things, sweeping financial regulatory reforms designed to promote enhanced supervision and regulation of financial firms, establish comprehensive supervision of financial markets, protect consumers and investors from financial abuse, provide government with the tools needed to manage a financial crisis, and raise international regulatory standards and improve international cooperation. This reform, if enacted, could have a significant impact on our regulatory and financial compliance systems and practices, possibly requiring us to incur a significant amount of resources to implement measures to come into compliance with the reform and manage them on an ongoing basis.

We have recently been subject to several regulatory actions for non-compliance with legal requirements. These regulatory matters and any future regulatory matters or regulatory changes could have a negative impact on our business and results of operations.

We conduct our business subject to ongoing regulation and associated regulatory risks, including the effects of changes in laws, regulations, policies, voluntary codes of practice and interpretations in Japan and other markets in which we operate. Our compliance risk management systems and programs may not be fully effective in preventing all violations of laws, regulations and rules.

The Financial Services Agency of Japan and regulatory authorities in the United States and elsewhere also have the authority to conduct, at any time, inspections to review banks’ accounts, including us. Some of our other financial services businesses, such as our securities business, are also subject to regulations set by, and inspections conducted by, various self-regulatory organizations, such as the Financial Industry Regulatory Authority in the United States. In recent years, we have been subject to several regulatory actions by, among others, the Financial Services Agency of Japan, the Securities and Exchange Surveillance Commission of Japan and various US banking regulators.

Our failure or inability to comply fully with applicable laws and regulations could lead to fines, public reprimands, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate, adversely affecting our business and results of operations. Regulatory matters may also negatively affect our ability to obtain regulatory approvals for future strategic initiatives. Furthermore, failure to take necessary corrective action, or the discovery of violations of law in the process of further review of any of the matters mentioned above or in the process of implementing any corrective measures, could result in further regulatory action.

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

Transactions with counterparties in countries designated by the US Department of State as state sponsors of terrorism may lead some potential customers and investors in the United States and other countries to avoid doing business with us or investing in our shares.

We engage in operations with entities in or affiliated with Iran and Syria, including transactions with entities owned or controlled by the Iranian or Syrian governments, and we have a representative office in Iran. The US Department of State has designated Iran, Syria and other countries as “state sponsors of terrorism,” and US law generally prohibits US persons from doing business with such countries. Our activities with counterparties in or affiliated with Iran, Syria and other countries designated as state sponsors of terrorism are conducted in compliance in all material respects with both applicable Japanese and US regulations.

Our operations with entities in Iran consist primarily of loans to Iranian financial institutions in the form of financing for petroleum projects and trade financing for general commercial purposes, as well as letters of credit and foreign exchange services. Our operations relating to Syria are primarily foreign exchange services. We do not believe our operations relating to Iran and Syria are material to our business or financial condition. As of March 31, 2009, the loans outstanding to borrowers in or affiliated with Iran and Syria were approximately $151.7 million and less than $0.1 million, respectively. These represented less than 0.1 % of our total assets as of March 31, 2009. In addition, we receive deposits or hold assets on behalf of several individuals resident in Japan who are citizens of countries designated as state sponsors of terrorism.

We are aware of initiatives by US governmental entities and US institutional investors, such as pension funds, to adopt or consider adopting laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with Iran, Syria and other countries identified as state sponsors of terrorism. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers. In addition, depending on socio-political developments our reputation may suffer due to our association with these countries. The above circumstances could have an adverse effect on our business and financial condition.

We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.

We are required to maintain risk-weighted capital ratios above the levels specified in the capital adequacy guidelines of the Financial Services Agency of Japan. The capital ratios are calculated in accordance with Japanese banking regulations based on information derived from the relevant entity’s financial statements prepared in accordance with Japanese GAAP. Our subsidiaries in California, UNBC and Union Bank are subject to similar US capital adequacy guidelines. We or our banking subsidiaries may be unable to continue to satisfy the capital adequacy requirements because of:

•

increases in credit risk assets and expected losses we or our banking subsidiaries may incur due to fluctuations in our or our banking subsidiaries’ loan and securities portfolios as a result of deteriorations in the credit of our borrowers and the issuers of equity and debt securities;

•	increases in credit costs we or our banking subsidiaries may incur as we or our banking subsidiaries dispose of problem loans or as a result of deteriorations in the credit of our borrowers;

•	declines in the value of our or our banking subsidiaries’ securities portfolio;

•	changes in the capital ratio requirements or in the guidelines regarding the calculation of banks’ capital ratios or changes in the regulatory capital requirements for securities firms;

•	a reduction in the value of our or our banking subsidiaries’ deferred tax assets;

•	adverse changes in foreign currency exchange rates; and

•	other adverse developments discussed in these risk factors.

Our capital ratios may also be adversely affected if we or our banking subsidiaries fail to refinance our subordinated debt obligations with equally subordinated debt. As of March 31, 2009, our subordinated debt obligations accounted for approximately 35.7% of our total regulatory capital as calculated under Japanese GAAP. The failure to refinance these subordinated debt obligations with equally subordinated debt may reduce our total regulatory capital and, as a result, negatively affect our capital ratios.

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

A substantial portion of the assets on our consolidated balance sheets includes financial instruments that we carry at fair value. Generally, in order to establish the fair value of these instruments, we rely on quoted market prices. If the value of these financial instruments declines, a corresponding write-down may be recognized in our consolidated statement of operations. As the global financial markets became unstable following concerns of increased defaults of higher risk mortgages in the United States, there have been increasing circumstances where quoted market prices for securities became significantly depressed or were not properly quoted. Specifically, due to the reduction in liquidity of certain debt securities resulting from the global financial market instability in the second half of the fiscal year ended March 31, 2009, we observed that the market for collateralized loan obligations (“CLOs”) backed by general corporate loans became significantly inactive compared with normal market activity. In light of such circumstances, we concluded that the unadjusted non-binding quotes from broker-dealers became less reflective of the fair value, as defined by Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” with respect to such CLOs. Consequently, we changed the estimation method for estimating the fair value of such CLOs from the method adopting unadjusted quotes from independent broker-dealers to the estimation method weighting the internal model valuation and the non-binding broker-dealer quotes during the second half of the fiscal year ended March 31, 2009. Additional fluctuations in the market or instabilities in the market could have a significant adverse effect on the fair value of the financial instruments that we hold.

In response to the recent instabilities in financial markets, several international organizations which set accounting standards announced new or revised rules for estimating the fair value for certain financial instruments. Accounting standards applicable to these financial instruments remain subject to further debate and revision by international organizations which set accounting standards. If the current accounting standards change in the future, the reported values of some of our financial instruments may need to be modified, and such modification could have a significant impact on our financial results or financial condition. Specifically, changes in accounting standards applicable to some of our financial instruments could have a significant negative impact on our capital ratios. For more information, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

Losses relating to our pension plans and a decline in returns on our plan assets may negatively affect our results of operations and financial condition.

The fair value of our pension plan assets has declined and our investment return has decreased under the current market circumstances. If the fair value of our pension plan assets decline or our investment return decreases further, or if there is a change in the actuarial assumptions on which the calculations of the projected pension obligations or pension plan assets are based, such as a decline in the discount rate or the expected rate of return on plan assets, we may incur additional losses. Changes in the interest rate environment and other factors may also adversely affect the amount of unfunded pension obligations and the resulting annual amortization expense. In addition, we may have to record expenses relating to the amortization of previously unrecognized prior service costs if our pension plans are amended.

If the goodwill recorded in connection with our recent acquisitions becomes impaired, we may be required to record impairment charges, which may adversely affect our financial results and the price of our securities.

In accordance with US GAAP, we have accounted for our acquisitions using the purchase method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. US GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested by initially estimating fair value and then comparing it against the carrying amount. If the carrying amount of a reporting unit exceeds its estimated fair value, we are required to record an impairment loss. The amount of impairment and the remaining amount of goodwill, if any, is determined by comparing the fair value of the reporting unit as of the test date against the fair value of the assets and liabilities of that reporting unit as of the same date.

The global financial crisis and recession led to the decline in our market capitalization and negatively affected the fair value of our reporting units for purposes of our periodic testing of goodwill for impairment. As a result, we recorded ¥581.0 billion of goodwill impairment charges for the fiscal year ended March 31, 2009, in addition to having recorded ¥816.3 billion of goodwill impairment charges for the previous fiscal year. As of March 31, 2009, the balance of goodwill was ¥369.4 billion.

We may be required to record additional impairment charges relating to goodwill in future periods if the fair value of any of our reporting units declines below the fair value of related assets net of liabilities. Any additional impairment charges will negatively affect our financial results, and the price of our securities could be adversely affected. For a detailed discussion of the goodwill recorded and our periodic testing of goodwill for impairment, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates—Accounting for Goodwill and Intangible Assets” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Condition—Goodwill.”

We may incur significant additional costs for implementing effective internal controls.

In order to operate as a global financial institution, it is essential for us to have effective internal controls, corporate compliance functions, and accounting systems to manage our assets and operations. Moreover, under the US Sarbanes-Oxley Act of 2002, which applies by reason of our status as an SEC reporting company, we are required to establish internal control over our financial reporting, and our management is required to assess the effectiveness of our internal control over financial reporting and disclose whether such internal control is effective. MUFG, our parent company, is subject to regulations on internal control over financial reporting under Japanese Law from the fiscal year ended March 31, 2009. Accordingly, we, as an important subsidiary of MUFG, must establish, maintain and operate our internal control system in accordance with MUFG policy.

Designing and implementing an effective system of internal control capable of monitoring and managing our business and operations requires significant management and human resources and considerable costs. If we identify any material weaknesses in our internal control system, we may incur significant additional costs for remediating such weaknesses. In addition, if we adopt a new accounting system, we may be required to incur significant additional costs for establishing and implementing effective internal controls, which may materially and adversely affect our financial condition and results of operations.

Our risk management policies, procedures and methods may leave us exposed to unidentified or unanticipated risks, which could lead to material losses.

We have devoted significant resources to developing and implementing our risk management policies, procedures and assessment methods and intend to continue to do so in the future. Our risk management policies, procedures and methods, however, may not be fully effective in mitigating our risk exposures in all economic or market environments or against all types of risk, including risks that we fail to identify or anticipate.

Some of our risk management policies, procedures and methods may not be fully effective in forecasting, identifying and managing our future risks because these risk management policies, procedures and methods are based primarily on our experiences. If our risk management policies, procedures or methods prove ineffective, our business, operating results and financial condition could be materially and adversely affected.

We may be subject to liability and regulatory action if we are unable to protect personal and other confidential information.

There have been many cases where personal information and records in the possession of corporations and institutions were leaked or improperly accessed. In the event that personal information in our possession about our customers or employees is leaked or improperly accessed and subsequently misused, we may be subject to liability and regulatory action. As an institution in possession of personal information, we are required to treat personal and other confidential information as required by the Personal Information Protection Law of Japan, as well as the Banking Law and the Financial Instruments and Exchange Law of Japan. We may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information. In addition, such incidents could create a negative public perception of our operations, systems or brand, which may in turn decrease customer and market confidence and materially and adversely affect our business, operating results and financial condition.

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

Our businesses may be materially and adversely affected if we are unable to hire and retain qualified employees.

Our performance is largely dependent on the talents and efforts of highly skilled individuals. Competition for qualified employees in the banking, securities and financial services industries is intense. Our continued ability to compete effectively in our businesses depends on our ability to attract new employees as necessary and to retain and motivate our existing employees. If we are not successful in attracting and retaining sufficient skilled employees through our hiring efforts and training programs aimed to maintain and enhance the skills and expertise of our employees, our competitiveness and performance could be negatively affected, and consequently, our business, operating results and financial condition may also be adversely affected.

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

Under some circumstances, notes holders’s right to receive payment on our 8.40% global senior subordinated notes due 2010 will be subordinated and subject to the right of payment in full to the prior payment of all our senior indebtedness. We expect from time to time to incur additional indebtedness and other obligations that will constitute senior indebtedness, and the indenture relating to our 8.40% global senior subordinated notes due 2010 does not contain any provisions restricting our ability to incur senior indebtedness.

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

BTMU was formed through the merger, on January 1, 2006, of Bank of Tokyo-Mitsubishi and UFJ Bank Limited after their respective parent companies, Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., had merged to form Mitsubishi UFJ Financial Group, Inc. on October 1, 2005.

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

For a discussion of the merger between Bank of Tokyo-Mitsubishi and UFJ Bank and other recent developments, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

B.    Business Overview

We are a major Japanese commercial banking organization. We provide a broad range of domestic and international banking services in Japan and around the world. As of June 30, 2009, our network in Japan included 665 branches, 101 sub-branches, 1,830 branch ATMs and 29,014 convenience store-based, non-exclusive ATMs. We organize our operations based on customer and product segmentation, as follows:

•	retail banking;

•	corporate banking;

•	global business;

•	global markets;

•	corporate services, including operations and systems, eBusiness & IT initiatives; and

•	other

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

We conduct business activities in a variety of areas, including:

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

Deposits

We offer deposits such as ordinary deposits, time deposits and savings deposits to its customers.

We are implementing a wide variety of preferential interest rate measures which include a campaign designed to appeal to fixed term deposit needs of our customers who are nearing the attainment of their retirement bonus.

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

In May 2007, in a joint initiative with Walt Disney Japan, we launched a new type of online banking service for individuals called “Disney Osaifu Plus” using the Internet and mobile phones. The Disney Osaifu Plus service aims to provide a solution for customers who are unfamiliar with banking services, find banking services difficult to understand or have difficulty adapting to online banking. This service aims to be easy-to-use and to encourage customers to feel comfortable with online banking services.

Investment Trusts

We offer a varied lineup of investment trust products allowing our customers to choose products according to their investment needs. In the fiscal year ended March 31, 2009, we introduced a total of six new investment trusts. As of the end of March 2009, we offered our clients a total of 72 investment trust products (open-ended equity fund).

In April 2008, we began offering the “Developed Countries Equity Index Fund” and the “BRICs Equity Index Fund” to meet customers’ need to invest in international equities.

In June 2008, we began offering the “Japan Equity Twin Focus Fund (Market Long Position Type/ Market Neutral Type)” which aims to provide steady growth by investing in Japanese equities. We began offering “Kokusai Global ETF Open” in August 2008, which aims to realize diversified investment gains through ETFs, “Mitsubishi Hana-Koyomi” in September 2008, which invests in high-yield-currency bonds and “Global Sovereign Open (Annual Settlement Type)” in October 2008, which invests in sovereign bonds of world’s major advanced countries. We have expanded our investment trust products to meet customers’ needs in an unstable stock market condition caused by the recent recession.

In addition to these investment trust products, aiming to enhance the convenience of the investment trusts, we have been offering the Welcome Selection Campaign, which provides preferential interest rates on fixed term deposits for customers who simultaneously open a fixed term deposit account and purchase an investment trust product.

We held seminars mainly in Tokyo, Nagoya and Osaka metropolitan areas to explain the “global investment environment” and “investment conditions in developing countries” for existing and potential customers planning to invest. We also held follow-up seminars for customers who purchased investment trusts to provide them with information on “performance or market conditions.”

Insurance

Since the Japanese government lifted the prohibition against sales of annuity insurance products by banks in October 2002, we have been actively offering insurance products to meet the needs of our customers. Our current offering of insurance products consists of investment-type individual annuities, foreign currency-denominated insurance annuities and yen-denominated fixed-amount annuity insurance and single premium whole life insurance. We have been offering insurance for Death Benefit/Health-related/Cancer since December 2007 and Nursing Insurance since April 2008.

We began offering “Core Value,” an investment-type individual annuity insurance contract underwritten by Dai-ichi Frontier Life Insurance in April 2008, “Yume-no-Teikibin,” an investment-type individual annuity insurance contract underwritten by Manulife, “High Currency,” a fixed-amount annuity insurance contract underwritten by Gibraltar Life Insurance in February 2009 and “Kenjitsu Nenkin,” a fixed-amount annuity insurance contract underwritten by Meiji Yasuda Life Insurance in March 2009.

Since the deregulation in December 2007 of over-the-counter sales of life insurance products by banks, we have introduced seven varieties of life insurance products (four life insurance, two medical insurance, one cancer insurance) at 173 branches. As of March 31, 2009, we offer life insurance products at 377 branches. Professional insurance sales representatives, called “Insurance Planners,” have been assigned to each branch where these insurance products are sold in order to ensure that the branch responds to our customers’ insurance needs. We have plans to further strengthen our portfolio of life insurance products on offer in addition to increasing the number of branches at which life insurance products are sold.

Financial Products Intermediation Services

We initiated financial products intermediation business in December 2004 following the lifting of the ban on securities intermediation by banks. We currently act as a financial products intermediary for an affiliate, Mitsubishi UFJ Securities Co., Ltd., or MUS, and our subsidiary, kabu.com Securities Co., Ltd. In addition, in May 2006, the unit started providing financial products intermediation services with Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd., a joint-venture company between Mitsubishi UFJ Financial Group, Inc. and Merrill Lynch & Co., Inc. that provides private banking services.

As of the end of March 2009, we employed approximately 470 employees seconded from MUS for the purpose of providing financial product intermediation services to our clients. Approximately 280 of these employees who hold the necessary skills in investment consulting have been assigned to branches in Japan as sales representatives. 90 of the personnel have been assigned to assist the branches as Retail Money Desk, or RMD, representatives to further strengthen the branch sales force. They are sales professionals mostly seconded from MUS with strong sales skills and a sophisticated understanding of compliance.

In order to continuously strengthen our product offerings, we have been providing Japanese Government Bonds for Individual Investors, Domestic Industrial Bonds, Foreign Bonds, Domestic/Foreign Investment Trusts, Stocks (Both IPOs and offerings of public companies) and Public Offered-Structured Bonds.

Loans

We provide loans such as housing loans and card loans to our retail clients.

To meet a wide variety of customer needs, we offer a variety of housing loan products such as ultra-long term fixed rate housing loans and housing loans incorporating health insurance for seven major illnesses. Additionally, in June 2009, we began offering preferential interest rates under our “Environmentally Friendly Support” program to customers who purchase “environment-conscious” houses (houses with solar electric systems) which meet specific criteria.

Since November 2007, we have been offering a card loan service called “BANQUIC” through which loan applications are accepted and approved for customers who meet certain criteria immediately upon submission. In January 2009, under this service, we began accepting loan applications through mobile phones as a new channel in addition to telephone, internet, postal mail and facsimile. In June 2009, we also started accepting loan applications through the “Video Counters” that allow face-to-face style contact with operators through the use of a video conferencing system. We continue to strive to meet a wide variety of customer needs by enhancing our product offerings and increasing our customers’ ease of access to our services.

Credit Cards

In October 2004, we began to issue multi-functional “IC cards,”which combine ATM card, credit card and electronic money functions that enhance customers’ ease of access to its services. For example, we have been offering an “alliance credit card,” which is an integrated IC commuter pass compatible with the ticketing systems of Japanese railway companies, including East Japan Railway Company since February 2007, Kintetsu Corporation since February 2008 and Tokyu Corporation since April 2009.

We strive to improve the quality of our products, aiming to enhance the convenience for our customers. As part of such efforts, in April 2009, we transferred our guarantee service operations for card loans to Mitsubishi UFJ NICOS. In August 2008, as part of the MUFG group’s efforts to strengthen Mitsubishi UFJ NICOS, through a share exchange transaction, MUFG acquired all the shares of Mitsubishi UFJ NICOS Co., Ltd. including the shares previously owned by us, and sold a minority stake in Mitsubishi UFJ NICOS to The Norinchukin Bank. As a result, Mitsubishi UFJ NICOS became a direct subsidiary of MUFG.

Domestic Network

We offer products and services through a wide range of channels, including branches, ATMs (including convenience store ATMs shared by multiple banks), Mitsubishi-Tokyo UFJ Direct (telephone, internet and mobile phone banking), the Video Counters and postal mail.

MUFG offers financial services combining banking, trust banking and securities services at MUFG Plazas. These plazas provide our retail customers with integrated and flexible services at one-stop outlets. As of March 31, 2009, we provided those services through 48 MUFG Plazas.

To provide exclusive membership services to high net worth customers, private banking offices have been established since December 2006 featuring lounges and private rooms where customers can receive wealth management advice and other services in a relaxing and comfortable setting. As of March 31, 2009, we had 21 private banking offices in the Tokyo metropolitan area, Nagoya and Osaka.

To improve customers’ access to our banking services, we have enhanced our ATM network and ATM related services. We have ceased to charge ATM transaction fees from our customers for certain transactions. The commission fees have been reduced for convenience store ATM transactions during weekdays from 8:45 am to 6:00 pm as multiple banks including us, AEON bank and eight other local banks have mutually opened ATM networks to provide ATM services partially free of charge.

Furthermore, in October 2008, we made an ATM alliance with JA bank. As a result, our customers can currently make withdrawals from approximately 55,000 ATMs in Japan free of charge on weekdays between 8:45 am and 6:00 pm.

“Jibun Bank Corporation,” a joint venture company between us and KDDI CORPORATION, started its banking business in July 2008. Jibun Bank offers highly convenient banking services such as money transfers through mobile phone networks and “mobile phone passbook,” based on the business concept of “building a bank inside the mobile phone.” Jibun Bank has obtained more than 500,000 accounts at the beginning of April 2009. Moreover, Jibun Bank started to offer foreign currency deposit and “Target Mail” service whereby customers can receive a notification E-mail when the exchange rates strikes the pre-registered rate. Jibun Bank plans to further strengthen its products and services which can only be offered through mobile phone banking.

Trust Agency Operations

As of March 31, 2009, we engaged in eight businesses as the trust banking agent for our affiliate, MUTB, including testamentary trusts, inheritance management, asset succession planning, inheritance management agency operations, business management financial consulting, lifetime gift trusts, share disposal trusts and marketable securities administration trusts.

In October 2006, approximately 30 financial consultants (sales managers specializing in inheritance business) were transferred to us from MUTB. Because of Japan’s aging society, customer demand for inheritance-related advice is increasing and we aim to significantly strengthen our ability to cross-sell inheritance-related services business to our existing customers.

Strategic Alliances

In July 2008, we acquired 49.375% of the shares of JALCARD, Inc., or JALCARD, a wholly owned subsidiary of Japan Airlines International Co., Ltd. As a result, JALCARD became an equity-method affiliate of both MUFG and us. Through this alliance, we aim to improve our profitability and customer services by capitalizing on the broader customer base, jointly developed products and services, and the brands of MUFG and the Japan Airlines group. For example, we currently plan to introduce a jointly developed program through which our customers who apply for a JALCARD, a frequent flyer program membership card with the functionality of a credit card, will be entitled to preferential terms and services.

Corporate Banking Business Unit

As part of MUFG’s Integrated Corporate Banking Business Group, our corporate banking business unit provides banking products and services to a wide range of business customers, from large corporations to medium-sized and small businesses, and is also responsible for customer relationships. We provide services through 307 offices in Japan, and also directly from our headquarters. The unit provides traditional commercial banking services, such as deposits, settlement, foreign exchange and loans, as well as investment banking services, electronic banking and highly sophisticated consultancy services to meet our customers’ needs. The unit works closely with our other business units, such as global business and global markets units.

CIB (Corporate and Investment Banking)

The unit provides CIB solutions mainly to large corporations, financial institutions and public sector organizations. Product specialists in our unit globally provide capital markets, derivatives, securitization, syndicated loans, structured finance and other services. Customers with the needs in M&A transactions and debt and equity capital markets are referred to a fellow subsidiary, MUS, the securities arm of MUFG; therefore we can fully meet our customers’ needs in CIB services as a whole.

Capital Markets.    The unit provides arrangement services relating to private placements for mainly medium-sized enterprise issuers and institutional investors. During the fiscal year ended March 31, 2009, we arranged 6,049 private placements totaling ¥934.5 billion.

Derivatives.    The unit develops and offers derivatives products for risk management and other financial needs. The unit has trading desks and sales teams specializing in derivatives.

Securitization.    In the securitization area, the unit is primarily engaged in asset-backed commercial paper programs and has securitization teams based in Tokyo, New York, and London. The unit continues to develop and structure new types of transactions.

Syndicated loans.    The unit structures and syndicates many types of loan transactions, including term loans, revolving credit and structured transactions. The unit has loan syndication operations in Tokyo, New York, London, Hong Kong, and Singapore. We arranged syndicated loans with an aggregate principal amount totaling $108.6 billion in the fiscal year ended March 31, 2009.

Structured finance.    The unit engages in project finance, real estate finance, lease related finance, leveraged finance, and other types of non-recourse or limited-recourse and structured financings. The unit provides customers with financial advisory services, loan arrangements and agency services. The unit has teams located in Tokyo, Hong Kong, Singapore, London, New York, and Boston.

Commercial Banking

Financing and fund management.    The unit advises on financing methods to meet various financing needs, including loans with derivatives, corporate bonds, commercial paper, and others. The unit also offers a wide range of products to meet fund management needs, such as deposits with derivatives, government bonds, debenture notes, and investment funds.

Advice on business expansion overseas.    The unit provides advisory services to clients launching businesses overseas, particularly for Japanese companies expanding into other Asian countries.

Corporate management/financial strategies.    The unit provides advisory services to customers in the areas of mergers and acquisitions, inheritance-related business transfers and stock listings. The unit also helps customers develop financial strategies to restructure their balance sheets. These strategies include the use of credit lines, factoring services, and securitization of real estate.

Corporate welfare facilities.    The unit offers products and administrative services to help customers with employee benefit plans. As a service to customers, the unit often provides housing loans to their employees. The unit also provides company-sponsored employee savings plans and defined contribution plans.

Trust business.    The unit provides trust and asset management business promotion for companies, including defined contribution plans.

Transaction Banking

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

Global Business Unit

Our global business unit provides a full range of banking services not only to the overseas operations of Japanese corporations but also to non-Japanese corporations. The unit serves these customers through a global network of 62 overseas branches and sub-branches, 14 representative offices, and 23 overseas subsidiary banks.

Overseas business support.    The unit provides a full range of financial services to support customers’ overseas activities, including financing, settlement and custody services, in cooperation with other business units, divisions and groups such as the global markets unit, the corporate banking business unit and the trust business division. These financial services are also offered through subsidiaries such as MUS, Mitsubishi UFJ Securities International plc, and BTMU Capital Corporation.

Global cash management service.    The unit offers the global cash management service through its foreign branches in corporation with the eBusiness & IT initiatives division. This service allows customers to monitor their foreign accounts and make remittances through their personal computers.

Banking operation in the United States.    With a particular focus on California, the unit provides a wide range of financial services to consumers, small businesses, middle-market companies and major corporations through UNBC. In November 2008, we completed the acquisition of all of the shares of UNBC’s common stock not owned by us and, as a result, UNBC became our wholly owned subsidiary. UNBC comprises a significant portion of our global business unit. Union Bank, N.A., or Union Bank, UNBC’s subsidiary, is one of the largest commercial banks in California based on total assets and total deposits. On December 18, 2008, Union Bank changed its name to the current name from Union Bank of California, N.A.

Global Markets Unit

The global markets unit is active in international financial markets, with global markets divisions in Tokyo, New York, London, Singapore and Hong Kong. The three primary functions of the global markets unit are Sales and Trading, Asset and Liability Management (ALM), and Strategic Portfolio Investment.

Sales and Trading.    The global markets unit is a leading market maker for derivatives and foreign exchange transactions in Tokyo. It has a large market share in the US dollar-Japanese yen foreign exchange and currency options markets, as well as in other major cross-yen currency pairs. The unit also actively trades in the Japanese government bond secondary market. In addition, the unit collaborates with our other business units to provide various financial products for customers, such as interest rate derivatives, foreign currency forward agreements, currency options, and commercial paper.

ALM: Asset Liability Management.    The unit is responsible for our asset and liability management, and centrally monitors and manages all interest rate and liquidity risks by utilizing government securities, asset-backed securities, interest rate swaps, futures and options.

Strategic Portfolio Investment.    The unit manages our strategic investment portfolio. In order to enhance returns, the portfolios are managed by utilizing well-diversified investment tools, including exchange traded funds and commodity funds.

Corporate Services

Through our corporate services, we provide operations and settlement services to our other business units. The corporate services also earns fee income by providing settlement and remittance services, including correspondent banking services, to our customers and yen custody services to international institutional investors. In addition, the corporate services also offers competitive operations and settlement services to other financial institutions to meet their outsourcing needs.

Operations services.    The operations services planning division of our corporate services provides operations services for the commercial banking activities of our retail banking, corporate banking and global business units. We have expanded centralized processes at our operations centers, which increases the efficiency of our branch offices.

The retail operations planning division controls operational procedures at our branch offices, and provides guidance, assistance, education, and training for them. Our retail operations planning division is under a joint supervision by the corporate services unit as well as the retail banking business unit.

The trade business division offers outsourcing services in foreign remittance, export and import operations for Japanese financial institutions. As of March 31, 2009, 92 banks utilized our foreign remittance services offered under our Global Operation Automatic Link (GOAL) service, and 75 banks outsourced their export and import operations to us.

Correspondent banking and settlement.    The transaction services division (formerly named the payment and clearing services division) of our corporate services maintains financial institutions’ accounts with correspondent arrangements. As of March 31, 2009, we had correspondent arrangements with 2,965 foreign banks and other financial institutions, of which 1,716 had yen settlement accounts with us. We also had correspondent arrangements with 132 Japanese financial institutions, for which we held 192 yen and foreign currency accounts.

The Foreign Exchange Yen Clearing System (FXYCS) in Japan introduced an entrustment procedure for yen clearing through which banks may entrust other banks to conduct yen clearing for them. As of March 31, 2009, 64 regional and foreign banks in Japan outsourced their yen clearing operations to us. For the fiscal year ended March 31, 2009, we handled approximately 32% of these transactions based on transaction amounts and are a market leader in the yen settlement business.

Our transaction services division is taking the initiative in the global implementation of the Continuous Linked Settlement (CLS) operation, which is intended to eliminate settlement risks when foreign exchange deals are settled. Further, since December 2006, the division is responsible for the custody business for international institutional investors who invest in Japanese yen securities.

Dematerialization of Listed Stocks in Japan.    Dematerialization (i.e., moving to paperless share system) of listed Stocks, listed Investment Securities, listed Preferred Equity Investments, and Bond with Share Options has commenced on January 5, 2009 in Japan. Our transaction services division has not only carefully prepared itself for the dematerialization but also contributed to its implementation by reporting the details related to the dematerialization to our clients.

Indirect interface channels.    The retail banking customer center, the retail banking video counter center and the corporate banking customer service center conduct retail and corporate banking operations through indirect interface channels such as internet, television, telephone and mobile phones. The direct channel services division is in charge of supervising the operations of the three centers.

The systems division is responsible for our computer systems.

eBusiness & IT initiatives, which is responsible for developing and overseeing our information technology as well as related business opportunities.

Corporate Center

The corporate center retains functions such as our strategic planning, overall risk management, internal auditing and compliance.

Competition

We face strong competition in all of our principal areas of operation. The deregulation of the Japanese financial markets as well as structural reforms in the regulation of the financial industry has resulted in dramatic changes in the Japanese financial system. Structural reforms have prompted Japanese banks to merge or reorganize their operations, thus changing the nature of the competition from other financial institutions as well as from other types of businesses.

Japan

Deregulation.    Competition in Japan has intensified as a result of the relaxation of regulations relating to Japanese financial institutions. Most of the restrictions that served to limit competition were lifted before the year 2000. Deregulation has eliminated barriers between different types of Japanese financial institutions, which are now able to compete directly against one another. Deregulation and market factors have also facilitated the entry of various large foreign financial institutions into the Japanese domestic market.

The Banking Law, as amended, now permits banks to engage in certain types of securities business, including retail sales of investment funds and government and municipal bonds, and, through a domestic and overseas securities subsidiary, all types of securities business, with appropriate registration with or approval of the Financial Services Agency, an agency of the Cabinet Office. The Banking Law was amended in December 2008 to expand the scope of permissible activities of banks, permitting banks to engage in emissions trading and, through their subsidiaries and certain affiliates, Islamic financing. Further increases in competition among financial institutions are expected in these new areas of permissible activities.

In terms of recent market entrants, other financial institutions, such as Orix Corporation, and non-financial companies, such as the Seven & i Holdings group and Sony Corporation, have also begun to offer various banking services, often through non-traditional distribution channels. Also, in recent years, various large foreign financial institutions have entered the Japanese domestic market. Citigroup Inc., for example, has expanded its banking operations in Japan through a locally incorporated banking subsidiary. The privatization of Japan Post, a government-run public services corporation that is the world’s largest holder of deposits, and the establishment of the Japan Post Group companies, including Japan Post Bank Co., Ltd., as part of the continuing privatization process as well as the privatization of other governmental financial institutions, could also substantially increase competition within the financial services industry.

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

In addition, as foreign exchange controls have been generally eliminated, customers can now have direct access to foreign financial institutions, with which we must also compete.

In the consumer banking sector, deregulation has enabled banks to offer customers an increasingly attractive and diversified range of products. For example, banks are permitted to sell investment trusts and all types of insurance products. Recently, competition has increased due to the development of new products and distribution channels. For example, Japanese banks have started competing with one another by developing innovative proprietary computer technologies that allow them to deliver basic banking services in a more efficient manner, such as internet banking services, and to create sophisticated new products in response to customer demand.

The trust assets business is a promising growth area that is competitive and becoming more so because of changes in the industry. In addition, there is growing corporate demand for change in the trust regulatory environment, such as reform of the pension system and related accounting regulations under Japanese GAAP. However, competition may increase in the future as regulatory barriers to entry are lowered. The current trust business law came into effect on December 30, 2004. Among other things, the trust business law expanded the types of property that can be entrusted and allows non-financial companies to conduct trust business upon approval. The law has also adopted a type of registration for companies that wish to conduct only the administration type trust business. The Trust Business Law was further amended in December 2006 in order to cope with new types of trusts and to amend the duties imposed on the trustee in accordance with the sweeping amendment to the Law. As these regulatory developments have facilitated the expansion of the trust business, the competition in this area has also intensified.

Integration.    Since their formation in 2000 and 2001, the so-called Japanese “mega bank” groups, including MUFG, the Mizuho Financial Group, and the Sumitomo Mitsui Financial Group have continued to expand their businesses and financial group capabilities. Heightened competition among the mega bank groups is currently expected in the securities sector as they have recently announced plans to expand, or have expanded, their respective securities businesses. In March 2009, MUFG entered into a memorandum of understanding with Morgan Stanley to establish a joint venture combining MUS and Morgan Stanley Japan Securities. In May 2009, Mizuho Securities Co., Ltd. acquired Shinko Securities Co., Ltd., and the Sumitomo Mitsui Financial Group entered into an agreement to acquire Nikko Cordial Securities Inc. and other businesses from Citigroup Inc. In July 2009, The Sumitomo Trust and Banking Co., Ltd. entered into an agreement to acquire Nikko Asset Management Co., Ltd. from Citigroup Inc. The mega bank groups are also expected to face heightened competition with other financial groups. For example the Nomura Group acquired Lehman Brothers Holding, Inc.’s franchise in the Asia-Pacific region and investment banking businesses in Europe and the Middle East in October 2008.

Foreign

In the United States, we face substantial competition in all aspects of our business. We face competition from other large US and foreign-owned money-center banks, as well as from similar institutions that provide financial services. Through Union Bank, we currently compete principally with US and foreign-owned money-center and regional banks, thrift institutions, insurance companies, asset management companies, investment advisory companies, consumer finance companies, credit unions and other financial institutions.

In other international markets, we face competition from commercial banks and similar financial institutions, particularly major international banks and the leading domestic banks in the local financial markets in which we conduct business. In addition, we may face further competition as a result of recent investments, mergers and other business tie-ups among global financial institutions.

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

Private Banking Institutions

Private banking institutions in Japan are commonly classified into two categories (the following numbers are based on information published by the Financial Services Agency available as of August 18, 2009):

•	ordinary banks (129 ordinary banks and 60 foreign commercial banks with ordinary banking operations); and

•	trust banks (19 trust banks, including four Japanese subsidiaries of foreign financial institutions).

Ordinary banks in turn are classified as city banks, of which there are five, including us, and regional banks, of which there are 109 and other banks, of which there are 15. In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished based on head office location as well as the size and scope of their operations.

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

With some exceptions, the regional banks tend to be much smaller in terms of total assets than the city banks. Each of the regional banks is based in one of the Japanese prefectures and extends its operations into neighboring prefectures. Their clients are mostly regional enterprises and local public utilities, although the regional banks also lend to large corporations. In line with the recent trend among financial institutions toward mergers or business tie-ups, various regional banks have announced or are currently negotiating or pursuing integration transactions.

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

Government Financial Institutions

Since World War II, a number of government financial institutions have been established. These corporations are wholly owned by the government and operate under its supervision. Their funds are provided mainly from government sources. Certain types of operations undertaken by these institutions are expected to be assumed by, or integrated with the operations of, private corporations through privatization and other measures.

Among them are the following:

•

The Development Bank of Japan, which was established for the purpose of contributing to the economic development of Japan by extending long-term loans, mainly to primary and secondary sector industries, and which, as part of a privatization process, was reorganized as a joint stock company in October 2008;

•

Japan Finance Corporation, which was formed in October 2008, through the merger of the International Financial Operations of the former Japan Bank for International Cooperation, National Life Finance Corporation, Agriculture, Forestry and Fisheries Finance Corporation, and Japan Finance Corporation for Small and Medium Enterprise, the primary purposes of which are to supplement and encourage the private financing of exports, imports, overseas investments and overseas economic cooperation, and to supplement private financing to the general public, small and medium enterprises and those engaged in agriculture, forestry and fishery;

•

Japan Housing Finance Agency, which was originally established in June 1950 as the Government Housing Loan Corporation for the purpose of providing housing loans to the general public, was reorganized as an incorporated administrative agency and became specialized in securitization of housing loans in April 2007; and

•

The Postal Service Agency, which was reorganized in April 2003 into Japan Post, a government-run public services corporation, which is currently undergoing a privatization process and, as part of the process, was privatized into the Japan Post Group companies in October 2007.

Supervision and Regulation

Japan

Supervision.    The Financial Services Agency, an agency of the Cabinet Office, or FSA, is responsible for supervising and overseeing financial institutions, making policy for the overall Japanese financial system and conducting insolvency proceedings with respect to financial institutions. The Bank of Japan, as the central bank for financial institutions, also has supervisory authority over banks in Japan, based primarily on its contractual agreements and transactions with the banks.

The Banking Law.    Among the various laws that regulate financial institutions, the Banking Law and its subordinated orders and ordinances are regarded as the fundamental law for ordinary banks and other private financial institutions. The Banking Law addresses bank holding companies, capital adequacy, inspections and reporting, as well as the scope of business activities, disclosure, accounting, limitation on granting credit and standards for arm’s length transactions. In addition, the amendment to the Banking Law which came into effect in April 2006 relaxed the standards relating to bank-agent eligibility, which encourages banks to expand their operations through the use of bank agents. As a result of the amendment to the Banking Law and Financial Instruments and Exchange Law effective as of June 2009, firewall regulations that separate bank holding companies/banks from affiliated securities companies have become less stringent, and instead, bank holding companies, banks and other financial institutions are now expressly required to establish an appropriate system to cope with conflicts of interest that may arise from their business operation.

Bank holding company regulations.    A bank holding company is prohibited from carrying on any business other than the management of its subsidiaries and other incidental businesses. A bank holding company may have any of the following as a subsidiary, a bank, a securities company, an insurance company and a foreign subsidiary that is engaged in the banking, securities or insurance business. In addition, a bank holding company may have as a subsidiary, any company that is engaged in a finance-related business, such as a credit card company, a leasing company or an investment advisory company. Certain companies that are designated by a ministerial ordinance at those that cultivate new business fields may also become the subsidiary of a bank holding company.

Capital adequacy.    The capital adequacy guidelines adopted by the FSA that are applicable to Japanese bank holding companies and banks with international operations closely follow the risk-weighted approach introduced by the Basel Committee on Banking Supervision of the Bank for International Settlements, or BIS. In June 2004, the Basel Committee released revised standards called “International Convergence of Capital Measurement and Capital Standards: A Revised Framework,” or Basel II, which has become applicable to Japanese banks since the end of March 2007. Basel II has three core elements, or “pillars”: requiring minimum regulatory capital, the self-regulation of financial institutions based on supervisory review, and market discipline through the disclosure of information.

Basel II is based on the belief that these three “pillars” will collectively ensure the stability and soundness of financial systems. Although these amendments do not change the minimum capital requirements applicable to internationally active banks, they reflect the nature of risks at each bank more closely.

Basel II provides more risk-sensitive approaches and a range of options for measuring risks and determining the capital requirements. As a result, Basel II also reflects the nature of risks at each bank more closely. Under Basel II, MUFG and its subsidiary banks, including us, shifted from the foundation internal ratings-based approach, or FIRB approach, to the advanced internal ratings-based approach, or the AIRB approach, to calculate capital requirements for credit risk as of the end of March 2009. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements and a few subsidiaries adopted a phased rollout of the internal ratings-based approach. MUFG and its subsidiary banks, including us, adopted the Standardized Approach to calculate capital requirements for operational risk. As for market risk, MUFG and its subsidiary banks, including us, adopted the Internal Models Approach mainly to calculate general market risk and adopted the Standardized Methodology to calculate specific risk.

The capital adequacy guidelines are in accordance with the standards of the BIS for a target minimum standard ratio of capital to modified risk-weighted assets of 8.0% on both consolidated and non-consolidated bases for banks with international operations, including us and MUTB or on a consolidated basis for bank holding companies with international operations, such as MUFG. Modified risk-weighted assets is the sum of risk-weighted assets compiled for credit risk purposes, market risk equivalent amount divided by 8% and operational risks equivalent amount divided by 8%. The capital adequacy guidelines place considerable emphasis on tangible common shareholder’s equity as the core element of the capital base, with appropriate recognition of other components of capital.

Capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. Tier I capital generally consists of shareholder’s equity items, including common stock, preferred stock, capital surplus, retained earnings (which includes deferred tax assets) and minority interests, but recorded goodwill and other items, such as treasury stock, are deducted from Tier I capital. Tier II capital generally consists of:

•

The amount (up to a maximum of 0.6% of credit risk-weighted assets) by which eligible reserves for credit losses exceed expected losses in the internal ratings-based approach, and general reserves for credit losses, subject to a limit of 1.25% of modified risk-weighted assets determined by the partial use of the Standardized Approach (including a phased rollout of the internal ratings-based approach);

•	45% of the unrealized gains on investment securities classified as “securities available for sale” under Japanese accounting rules;

•	45% of the land revaluation excess;

•	the balance of perpetual subordinated debt; and

•	the balance of subordinated term debt with an original maturity of over five years and preferred stock with a maturity up to 50% of Tier I capital.

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

Amendments to the capital adequacy guidelines limiting the portion of Tier I capital consisting of deferred tax assets became effective on March 31, 2006. The restrictions are targeted at major Japanese banks and their holding companies, which include MUFG and its subsidiary banks, including us. The cap was set at 20% for the fiscal year ended March 31, 2009. The banks subject to the restrictions will not be able to reflect in their capital adequacy ratios any deferred tax assets that exceed the relevant limit.

Inspection and reporting.    By evaluating banks’ systems of self-assessment, auditing their accounts and reviewing their compliance with laws and regulations, the FSA monitors the financial soundness of banks, including the status and performance of their control systems for business activities. The FSA implemented the Financial Inspection Rating System (“FIRST”) for deposit-taking financial institutions which has become applicable to major banks since April 1, 2007. By providing inspection results in the form of graded evaluations (i.e., ratings), the FSA expects this rating system to motivate financial institutions to voluntarily improve their management and operations. Additionally, the FSA currently takes the “better regulation” approach in its financial regulation and supervision. This consists of four pillars: optimal combination of rules-based and principles-based supervisory approaches; timely recognition of priority issues and effective response; encouraging voluntary efforts by financial firms and placing greater emphasis on providing them with incentives; improving the transparency and predictability of regulatory actions, in pursuit of improvement of the quality of financial regulation and supervision.

The FSA, if necessary to secure the sound and appropriate operation of a bank’s business, may request the submission of reports or materials from, or conduct an on-site inspection of, the bank or the bank holding company. If a bank’s capital adequacy ratio falls below a specified level, the FSA may request the bank to submit an improvement plan and may restrict or suspend the bank’s operations when it determines that action is necessary.

In addition, the Securities and Exchange Surveillance Commission inspects banks in connection with their securities business as well as financial instruments business operators, such as securities firms.

The Bank of Japan also conducts inspections of banks similar to those undertaken by the FSA. The Bank of Japan Law provides that the Bank of Japan and financial institutions may agree as to the form of inspection to be conducted by the Bank of Japan.

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

Financial Instruments and Exchange Law.    The Financial Instruments and Exchange Law amending and replacing the Securities and Exchange Law became effective on September 30, 2007. The new law not only preserves the basic concepts of the Securities and Exchange Law, but is also intended to further protect investors. The new law also regulates sales of a wide range of financial instruments and services, requiring financial institutions to revise their sales rules and strengthen compliance frameworks and procedures accordingly. Among the instruments that the Japanese banks deal with, derivatives, foreign currency-denominated deposits, and variable insurance and annuity products are subject to regulations that are applicable to securities covered by sales-related rules of conduct.

Bank holding companies and banks may, through a domestic and overseas securities subsidiary, conduct all types of securities business, with appropriate approval from the FSA. Although article 33 of the Financial Instruments and Exchange Law generally prohibits banks from engaging in the securities business, with appropriate approval from the FSA, registered banks are allowed to provide securities intermediation services and engage in certain types of securities business, including retail sales of investment funds and government and municipal bonds.

Anti-money laundering laws.    Under the Law for Prevention of Transfer of Criminal Proceeds, banks and other financial institutions are required to report to the competent minister, in the case of banks, the Commissioner of the FSA, any assets which they receive while conducting their businesses that are suspected of being illicit profits from criminal activity.

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

Deposit insurance system and government measures for troubled financial institutions.    The Deposit Insurance Law is intended to protect depositors if a financial institution fails to meet its obligations. The Deposit Insurance Corporation was established in accordance with that law.

City banks, regional banks, trust banks, and various other credit institutions participate in the deposit insurance system on a compulsory basis.

Under the Deposit Insurance Law, the maximum amount of protection is ¥10 million per customer within one bank. Since April 1, 2005, all deposits are subject to the ¥10 million maximum, except for non-interest bearing deposits that are redeemable on demand and used by the depositor primarily for payment and settlement functions (the “settlement accounts”) Such deposit accounts are fully protected without a maximum amount limitation. Certain types of deposits are not covered by the deposit insurance system, such as foreign currency deposits and negotiable certificates of deposit. Currently, the Deposit Insurance Corporation charges insurance premiums equal to 0.107% on the deposits in the settlement accounts, which are fully protected as mentioned above, and premiums equal to 0.081% on the deposits in other accounts.

Since 1998, the failure of a number of large-scale financial institutions has led to the introduction of various measures with a view to stabilizing Japan’s financial system, including financial support from the national budget.

Under the Deposit Insurance Law, a Financial Reorganization Administrator can be appointed by the Prime Minister if a bank is unable to fully perform its obligations with its assets or may suspend or has suspended repayment of deposits. The Financial Reorganization Administrator will take control of the assets of the bank, dispose of the assets and search for another institution willing to take over its business. The troubled bank’s business may also be transferred to a “bridge bank” established by the Deposit Insurance Corporation for the purpose of the temporary maintenance and continuation of operations of troubled bank, and the bridge bank will seek to transfer the troubled bank’s assets to another financial institution or dissolve the troubled bank. The Deposit Insurance Corporation protects deposits, as described above, either by providing financial aid for costs, incurred by the financial institutions succeeding the insolvent bank or by paying insurance money directly to depositors. The financial aid, provided by the Deposit Insurance Corporation, may take the form of a monetary grant, loan or deposit of funds, purchase of assets, guarantee or assumption of debts, subscription of preferred stock, or loss sharing. The Deposit Insurance Law also provides for exceptional measures to cope with systemic risk in the financial industry.

Further, against the background of the global financial crisis, in December 2008, the Law Concerning Special Measures for Strengthening of Financial Function was amended in order to enable the Japanese government to take special measures in order to strengthen the capital of financial institutions. Under the law, banks and other financial institutions may apply to receive capital injections from the Deposit Insurance Corporation, subject to government approval, which will be granted subject to the fulfillment of certain requirements, including, among other things, the improvement of profitability and efficiency, facilitation of financing to mid-small business enterprises in the local communities, and that the financial institution is not insolvent. The application deadline is March 31, 2012.

Personal Information Protection Law.    With regards to protection of personal information, the Personal Information Protection Law became fully effective on April 1, 2005. Among other matters, the law requires Japanese banking institutions to limit the use of personal information to the stated purpose and to properly manage the personal information in their possession, and forbids them from providing personal information to third parties without consent. If a bank violates certain provisions of the law, the FSA may advise or order the bank to take proper action. The FSA announced related guidelines for the financial services sector in December 2004. In addition, the Banking Law and the Financial Instruments and Exchange Law provide certain provisions with respect to appropriate handling of customer information.

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

Recent Regulatory Actions.    In February 2007, we received an administrative order from the FSA in respect of compliance management at certain of our operations regarding the occurrence of certain inappropriate transactions. The administrative order required, among other things, temporary suspensions of credit extensions to new corporate customers, training of all staff and directors regarding compliance, temporary suspension of the establishment of new domestic corporate business locations, strengthening of the management and internal control framework, presentation and implementation of a business improvement plan, and reports on the progress of such business improvement plan. Further, in June 2007, we received separate administrative orders from the FSA in respect of our overseas business and our investment trust sales and related business. The administrative orders required, among other things, we to make improvements of our compliance structure and related internal control functions in our overseas business and our domestic investment trust sales and related business, presentation and implementation of a business improvement plan, and reports on the progress of such business improvement plan.

In July 2009, kabu.com Securities Co., Ltd., a consolidated subsidiary, received an order to improve business operations from the FSA in connection with a former employee’s trading activities in violation of Japanese insider trading regulations.

Proposed government reforms to restrict maximum interest rates on consumer lending business.    In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Law Concerning Acceptance of Investment, Cash Deposit and Interest Rate etc., which is currently 29.2% per annum, to 20% per annum. Currently, consumer finance companies are able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law provided that they satisfy certain conditions set forth in the Law Concerning Lending Business. This so-called “gray-zone interest” will be abolished as well. Such reduction in the maximum permissible interest rate will be implemented before mid-2010. Under the reforms, all interest rates will be subject to the lower limits (15-20% per annum) imposed by the Interest Rate Restriction Law, which will compel, or has already compelled lending institutions, including our consumer finance subsidiaries and equity method investees, to lower the interest rates they charge borrowers.

In addition, various courts, including the Supreme Court of Japan, recently passed decisions concerning interest exceeding the limits stipulated by the Interest Rate Restriction Law, and the business environment for consumer finance companies in Japan has been altered in favor of borrowers. Due to such changes, borrowers’ demands for reimbursement of such excess interest that they have paid to the consumer finance companies significantly increased and are still holding at high levels.

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

Overall supervision and regulation.    We are subject to supervision, regulation and examination with respect to our US operations, by the Board of Governors of the Federal Reserve System, or the Federal Reserve Board, pursuant to the US Bank Holding Company Act of 1956, as amended, or the BHCA, and the International Banking Act of 1978, as amended, or the IBA, because we are a bank holding company and a foreign banking organization, respectively, as defined pursuant to those statutes. The Federal Reserve Board functions as our “umbrella” supervisor under amendments to the BHCA effected by the Gramm-Leach-Bliley Act of 1999, or GLBA, which among other things:

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

The BHCA generally prohibits each of a bank holding company and a foreign banking organization that maintains branches or agencies in the United States from, directly or indirectly, acquiring more than 5% of the voting shares of any company engaged in nonbanking activities in the United States unless the bank holding company or foreign banking organization has elected to become a financial holding company, as discussed above, or the Federal Reserve Board has determined, by order or regulation, that such nonbanking activities are so closely related to banking as to be a proper incident thereto and has granted its approval to the bank holding company or foreign banking organization for such an acquisition. The BHCA also requires a bank holding company or foreign banking organization that maintains branches or agencies in the United States to obtain the prior approval of an appropriate federal banking authority before acquiring, directly or indirectly, the ownership of more than 5% of the voting shares or control of any US bank or bank holding company . In addition, under the BHCA, a US bank or a US branch or agency of a foreign bank is prohibited from engaging in various tying arrangements involving it or its affiliates in connection with any extension of credit, sale or lease of any property or provision of any services.

On October 6, 2008, we became a financial holding company. At the same time, MUFG, MUTB and UNBC, which are also bank holding companies, also elected to become financial holding companies. As noted above, as a financial holding company we are authorized to engage in an expanded list of activities. These activities include those deemed to be financial in nature or incidental to such financial activity, including among other things merchant banking, insurance underwriting, and a full range of securities activities. In addition, we are permitted to engage in certain specified nonbanking activities deemed to be so closely related to banking, without prior notice to or approval from the Federal Reserve Board. To date, we have utilized this expanded authority by electing to engage in certain securities activities, including securities underwriting, indirectly through certain of our securities subsidiaries. In order to maintain our status as a financial holding company, we must continue to meet certain standards established by the Federal Reserve Board. Those standards require that we exceed the minimum standards applicable to bank holding companies that have not elected to become financial holding companies. These higher standards include meeting the “well capitalized” and “well managed” standards for financial holding companies as defined in the regulations of the Federal Reserve Board. In addition, as a financial holding company, we must ensure that our US banking subsidiaries identified below meet certain minimum standards under the Community Reinvestment Act of 1977. At this time, we continue to comply with these standards.

US branches and agencies of BTMU.    Under the authority of the IBA, we operate six branches, two agencies and five representative offices in the United States. We operate branches in Los Angeles and San Francisco, California; Chicago, Illinois; New York, New York; Portland, Oregon; and Seattle, Washington; agencies in Atlanta, Georgia and Houston, Texas; and representative offices in Washington, D.C; Minneapolis, Minnesota; Dallas, Texas; Jersey City, New Jersey; and Florence, Kentucky.

The IBA provides, among other things, that the Federal Reserve Board may examine US branches and agencies of foreign banks, and that each such branch and agency shall be subject to on-site examination by the appropriate federal or state bank supervisor as frequently as would a US bank. The IBA also provides that if the Federal Reserve Board determines that a foreign bank is not subject to comprehensive supervision or regulation on a consolidated basis by the appropriate authorities in its home country, or if there is reasonable cause to believe that the foreign bank or its affiliate has committed a violation of law or engaged in an unsafe or unsound banking practice in the United States, the Federal Reserve Board may order the foreign bank to terminate activities conducted at a branch or agency in the United States.

US branches and agencies of foreign banks must be licensed, and are also supervised and regulated by a state or by the Office of the Comptroller of the Currency, or OCC, the federal regulator of national banks. All of the branches and agencies of BTMU and MUTB in the United States are state-licensed. Under US federal banking laws, state-licensed branches and agencies of foreign banks may engage only in activities that would be permissible for their federally-licensed counterparts, unless the Federal Reserve Board determines that the additional activity is consistent with sound practices. US federal banking laws also subject state-licensed branches and agencies to the single-borrower lending limits that apply to federal branches and agencies, which generally are the same as the lending limits applicable to national banks.,but are based on the capital of the entire foreign bank.

As an example of state supervision, the branches of BTMU and MUTB in New York is licensed by the New York State Superintendent of Banks, or the Superintendent, pursuant to the New York Banking Law. Under the New York Banking Law and the Superintendent’s Regulations, each of BTMU and MUTB must pledge assets held at banks in the State of New York in the form and in amounts determined by the Superintendent. These New York branches must also submit written reports concerning their assets and liabilities and other matters, to the extent required by the Superintendent, and are examined at periodic intervals by the New York State Banking Department. In addition, the Superintendent is authorized to take possession of the business and property of BTMU and MUTB located in New York whenever events specified in the New York Banking Law occur.

US banking subsidiaries.    We own and control two US banks.

•	Bank of Tokyo-Mitsubishi UFJ Trust Company, New York, New York, or BTMUT.

•	Union Bank (through UNBC, registered bank holding company).

Bank of Tokyo-Mitsubishi UFJ Trust Company is chartered by the State of New York and is subject to the supervision, examination and regulatory authority of the Superintendent pursuant to the New York Banking Law. Union Bank is a national bank chartered by, and subject to the supervision, examination and regulatory authority of, the OCC pursuant to the National Bank Act.

The Federal Deposit Insurance Corporation, or the FDIC, is the primary federal agency responsible for the supervision, examination and regulation of BTMUT and its affiliate, Mitsubishi UFJ Trust & Banking Corporation (U.S.A.). The FDIC may take enforcement action, including the issuance of prohibitive and affirmative orders, if it determines that a financial institution under its supervision has engaged in unsafe or unsound banking practices, or has committed violations of applicable laws and regulations. The FDIC insures the deposits of both US banking subsidiaries and their affiliate, Mitsubishi UFJ Trust & Banking Corporation (U.S.A.), up to legally specified maximum amounts. In the event of the failure of an FDIC-insured bank, the FDIC is virtually certain to be appointed as receiver, and would resolve the failure under provisions of the

Federal Deposit Insurance Act. An FDIC-insured institution that is affiliated with a failed or failing FDIC-insured institution can be required to indemnify the FDIC for losses resulting from the insolvency of the failed institution, even if this causes the affiliated institution also to become insolvent. In the liquidation or other resolution of a failed FDIC-insured depository institution, deposits in its US offices and other claims for administrative expenses and employee compensation, are afforded priority over other general unsecured claims, including deposits in offices outside the United States, non-deposit claims in all offices and claims of a parent company. Moreover, under longstanding Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength for its banking subsidiaries and to commit resources necessary to support the ongoing conduct of business by such banks.

Bank capital requirements and capital distributions.    Our US banking subsidiaries, BTMUT and Union Bank, and UNBC, our US subsidiary bank holding company, are subject to applicable risk-based and leverage capital guidelines issued by US regulators for banks and bank holding companies. In addition, BTMU and MUTB, as foreign banking organizations that have US branches and agencies and that are controlled by MUFG as a financial holding company, are subject to the Federal Reserve’s requirements that they be “well capitalized,” based on Japan’s risk based capital standards, as well as “well managed.” BTMU, UNBC, all of our US banking subsidiaries, and MUTB, and its US banking subsidiary, Mitsubishi UFJ Trust & Banking Corporation (U.S.A.) are “well capitalized” and otherwise comply with, all US regulatory capital requirements applicable to them. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, provides, among other things, for expanded regulation of insured depository institutions, including banks, and their parent holding companies. As required by FDICIA, the federal banking agencies have established five capital tiers ranging from “well capitalized” to “critically undercapitalized” insured depository institutions. As an institution’s capital position deteriorates, the federal banking regulators may take progressively stronger actions, such as further restricting affiliate transactions, activities, asset growth or interest payments. In addition, FDICIA generally prohibits an insured depository institution from making capital distributions, including the payment of dividends or the payment of any management fee to its holding company if the insured depository institution would subsequently become undercapitalized.

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

Recent Regulatory Actions.    In December 2006, MUFG and we entered into a written agreement with the Federal Reserve Banks of San Francisco and New York and the New York State Banking Department, and Bank of Tokyo-Mitsubishi UFJ Trust Company, or BTMUT, our subsidiary, consented to an Order to Cease and Desist issued by the Federal Deposit Insurance Corporation and the New York State Banking Department, to strengthen our compliance framework and operations, the New York Branch of us and BTMUT, respectively, for preventing money laundering. As a result of the written agreement and the consent to the Order to Cease and Desist, we were required, among other things, to implement corrective measures and submit periodic progress reports to the authorities. The terms of each of the written agreement and the Order to Cease and Desist were deemed to be complied with and each was formally terminated by the respective supervisory parties thereto on September 29, 2008.

Separately, on September 14, 2007, Union Bank (then known as Union Bank of California, N.A.) agreed to a consent order and payment of a civil money penalty of $10.0 million assessed concurrently by the US Office of the Comptroller of the Currency, or OCC, and the US Financial Crimes Enforcement Network relating to the Bank Secrecy Act Anti-Money Laundering compliance controls and processes of Union Bank. On September 17, 2007, Union Bank also entered into a deferred prosecution agreement with the US Department of Justice under which Union Bank agreed to a payment of $21.6 million and the government agreed to defer prosecution of a Bank Secrecy Act Program violation primarily related to the discontinued international banking business of Union Bank and dismiss prosecution if Union Bank met the conditions of the deferred prosecution agreement, including complying with the OCC consent order for one year. Union Bank was deemed to be in compliance with the consent order and the consent order was formally terminated by the supervisory parties thereto on September 25, 2008. The conditions of the deferred prosecution agreement were deemed to be met and the deferred prosecution agreement was formally terminated on October 1, 2008.

C.    Organizational Structure

MUFG is a holding company for BTMU, MUTB, MUS, Mitsubishi UFJ NICOS and other subsidiaries. Through its subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment management, trust banking and asset management services, and securities business and provide related services to individual and corporate customers.

BTMU is a consolidated subsidiary of MUFG and, together with MUTB, MUS and Mitsubishi UFJ NICOS, is one of the core companies of the MUFG Group. Together with its subsidiaries and affiliated companies, BTMU engages in a broad range of financial operations, including commercial banking, credit card-related services and provides other financial services, including securities businesses and leasing services.

Set forth below is a list of our principal consolidated subsidiaries at March 31, 2009:

Name	Country of incorporation	Proportion of ownership interest (%)	Proportion of voting interest (%)(1)
The Senshu Bank, Ltd.	Japan	67.37	67.50
NBL Co., Ltd.	Japan	79.74	79.74
Kabu.com Securities Co., Ltd.	Japan	43.39	43.39
BOT Lease Co., Ltd.	Japan	17.57	17.57
Mitsubishi UFJ Factors Limited	Japan	81.92	81.92
Mitsubishi UFJ Research and Consulting Ltd.	Japan	39.14	39.14
MU Frontier Servicer Co., Ltd.	Japan	75.92	75.92
Tokyo Associates Finance Corporation	Japan	100.00	100.00
MU Business Engineering, Ltd.	Japan	100.00	100.00
Tokyo Credit Services, Ltd.	Japan	72.00	72.00
UnionBanCal Corporation	USA	100.00	100.00
Bank of Tokyo-Mitsubishi UFJ Trust Company	USA	100.00	100.00
BTMU Capital Corporation	USA	100.00	100.00
BTMU Leasing & Finance, Inc.	USA	100.00	100.00
Bank of Tokyo-Mitsubishi UFJ (Mexico) S.A.	Mexico	100.00	100.00
Bank of Tokyo-Mitsubishi UFJ (Canada)	Canada	100.00	100.00
Banco de Tokyo-Mitsubishi UFJ Brasil S/A	Brazil	98.99	98.99
Bank of Tokyo-Mitsubishi UFJ (Holland) N.V.	Netherlands	100.00	100.00
BTMU Lease (Deutschland) GmbH.	Germany	100.00	100.00
Bank of Tokyo-Mitsubishi UFJ (Polska) S.A.	Poland	100.00	100.00
ZAO Bank of Tokyo-Mitsubishi UFJ (Eurasia)	Russia	100.00	100.00
Bank of Tokyo-Mitsubishi UFJ (China), Ltd.	China	100.00	100.00
BTMU Participation (Thailand) Co., Ltd.	Thailand	24.49	24.49
Bank of Tokyo-Mitsubishi UFJ (Malaysia) Berhad	Malaysia	100.00	100.00
PT U Finance Indonesia	Indonesia	75.00	75.00
PT. BTMU-BRI Finance	Indonesia	55.00	55.00

Note:

(1)	Includes shares held in trading accounts, custody accounts and others.

D.    Property, Plants and Equipment

The following table presents our premises and equipment at cost as of March 31, 2008 and 2009:

	At March 31
	2008	2009
	(in millions)
Land	¥296,775	¥279,459
Buildings	431,874	422,732
Equipment and furniture	555,239	541,862
Leasehold improvements	312,932	306,279
Construction in progress	6,496	11,370

Total	1,603,316	1,561,702
Less accumulated depreciation	774,555	779,431

Premises and equipment—net	¥828,761	¥782,271

Our head office is located at 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, and comprises 1,308,675 square feet of office space. At March 31, 2009, we conducted our banking operations either in the premises we owned or in the properties we leased.

The following table presents the areas and book values of our material office and other properties at March 31, 2009:

	Area	Book value
	(in thousands of square feet)	(in millions)
Owned land	16,026	¥279,459
Leased land	3,102	—
Owned buildings	25,249	185,943
Leased buildings	12,920	—

The buildings and land we own are primarily used by our branches. Most of the buildings and land we own by us are free from material encumbrances.

During the fiscal year ended March 31, 2009, we invested approximately ¥129.3 billion primarily for office renovations and purchases of furniture and equipment.

Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

The following discussion and analysis should be read in conjunction with “Item 3.A. Key Information—Selected Financial Data,” “Selected Statistical Data” and our consolidated financial statements and related notes included elsewhere in this Annual Report.

Introduction

We are a subsidiary of Mitsubishi UFJ Financial Group, Inc., or MUFG. We engage in a broad range of financial businesses and services, including commercial banking, investment banking, asset management services and securities-related businesses and provide related services to individual and corporate customers.

Key Financial Figures

The following are some key figures prepared in accordance with US GAAP relating to our business.

Effective April 1, 2008, we discontinued netting our derivative assets and liabilities under master netting agreements and recorded them on a gross basis. To provide a consistent presentation, we restated average balances, as well as period-end balances, of total assets for prior periods. Accordingly, all of the percentages to total assets or total average assets included elsewhere in this Annual Report have been restated. See “Netting of Cash Collateral against Derivative Exposures” under “Accounting Changes” in Note 1 to our consolidated financial statements included elsewhere in this Annual Report for details.

	Fiscal years ended March 31,
	2007	2008	2009
	(in billions)
Net interest income	¥2,165.1	¥2,114.5	¥2,024.3
Provision for credit losses	341.6	407.2	618.3
Non-interest income (loss)	1,220.5	1,213.6	(54.4)
Non-interest expense	2,172.0	2,886.9	2,425.2
Net income (loss)	460.9	(458.1)	(926.7)
Total assets (at end of period)	157,587.4	158,434.1	157,645.5

Our revenues consist of net interest income and non-interest income.

Net interest income is a function of:

•	the amount of interest-earning assets,

•	the amount of interest-bearing funds,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Non-interest income consists of:

•	fees and commissions, including
•	trust fees,
•	fees on funds transfer and service charges for collections,
•	fees and commissions on international business,
•	fees and commissions on credit card business,
•	service charges on deposits,
•	fees and commissions on securities business,
•	insurance commissions,
•	guarantee fees,
•	fees on investment funds business, and
•	other fees and commissions;

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

Merger of BTM with UFJ Bank to Form BTMU

On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc., or MTFG, merged with UFJ Holdings, Inc., to form MUFG. At the same time, their respective trust banking and securities companies merged to form Mitsubishi UFJ Trust and Banking Corp., or MUTB, and Mitsubishi UFJ Securities Co., Ltd., or MUS. Subsequently, BTM and UFJ Bank Ltd., or UFJ bank, merged to form BTMU on January 1, 2006. As part of our integration process, we completed a significant project to fully integrate the IT systems of the two banks in December 2008.

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

We test goodwill for impairment annually or more frequently if events or changes in circumstances indicate that goodwill may be impaired. In the fiscal year ended March 31, 2009, we recorded ¥581.0 billion of impairment related to goodwill, including the goodwill recorded in connection with our acquisitions other than the merger with UFJ Holdings, due to the global financial crisis and recession that negatively affected the fair value of certain of our reporting units for the purposes of our impairment testing, compared to ¥816.3 billion of impairment related to goodwill recorded in the previous fiscal year. For further information, see “Item 3. Key Information—Risk Factors—If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment charges, which may adversely affect our financial results and price of our securities,” and Note 9 to our consolidated financial statements included elsewhere in this Annual Report.

Recent Developments

Completion of Tender Offer and Merger to Acquire All the Outstanding Shares of UNBC

In September 2008, we and MUFG completed a cash tender offer for approximately $3.5 billion to purchase all of the outstanding shares of UnionBanCal Corporation, or UNBC, that we, MUFG and MUFG’s affiliates did not already own. As of the close of the offer, shares representing approximately 33% of the outstanding shares of UNBC had been validly tendered or guaranteed to be delivered. When added to our 64% stake at the time, the amount represented approximately 97% of UNBC’s total outstanding shares. All shareholders who tendered shares were paid $73.50 per share in cash after September 30, 2008, and accordingly the settlement of this transaction was not reflected in the financial statements for the six months ended September 30, 2008. In November 2008, we and UNBC completed a second-step merger as a result of which UNBC became a wholly owned subsidiary of ours.

Agreement on Integration between Bank of Ikeda and Senshu Bank

In May 2008, we signed a basic agreement with The Senshu Bank, Ltd., or Senshu Bank, a regional bank subsidiary of ours headquartered in Osaka, and The Bank of Ikeda Ltd., or Bank of Ikeda, another regional bank headquartered in Osaka, concerning the planned business integration between the two regional banks.

On May 25, 2009, Bank of Ikeda and Senshu Bank entered into an agreement concerning their business integration (the “Business Integration”), with us, which had agreed to the planned Business Integration. The new integrated company, to be incorporated on October 1, 2009, is expected to be our equity method affiliate. As a leading independent financial group in the Osaka region, the new integrated company will not only contribute to the development of the regional society and economy, but will also aim for the improvement of its enterprise value. In order to respect the business independence of the new financial group consisting of Bank of Ikeda, Senshu Bank and the new integrated company, we plan to divest a part of our common stock in the new integrated company through, including but not limited to, the creation of a trust to dispose of the stock. By doing so, we intend to exclude the new integrated company from an equity method affiliate of MUFG by September 30, 2014 at the latest. However, we also intend to continuously and appropriately support the formation and development of the new financial group and Nobuo Kuroyanagi, the Chairman of ours as well as the President and CEO of MUFG, will be seconded as an outside director to the new integrated company upon its incorporation. As of March 31, 2009, we owned 3.45% of the outstanding common stock and ¥30.0 billion of non-convertible preferred stock of Bank of Ikeda. Our voting right ratio in Bank of Ikeda increased to approximately 22% on June 26, 2009 following the terms and conditions of the non-convertible preferred stock of Bank of Ikeda.

Effects of Challenging Business Environment in Recent Periods

The global financial market crisis and recession initially triggered by disruptions in the US residential mortgage market and negative trends in the global economy has continued in recent months. Japan is also experiencing a difficult business environment with the Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange and which was ¥8,109.53 as of March 31, 2009, declined from ¥12,525.54 as of March 31, 2008. The Nikkei Stock Average was ¥10,284.96 as of August 18, 2009.

The difficult business environment in Japan and globally has adversely affected our business and financial results in recent periods, and we expect the severe business conditions, resulting from the global financial market crisis and the recession in Japan and globally, to continue in the near term. As a result, we expect, among other things, increased credit costs resulting mainly from deteriorating business conditions for our borrowers, lower fees from investment products in retail business and derivative transactions in our corporate banking business, lower trading income, and increased impairment losses on equity securities resulting from the continuing decline in equity security prices in Japan generally.

The financial markets and overall economy, both in Japan and globally, may not improve in the near term. In fact, business conditions in Japan and globally could become even more challenging than we currently anticipate.

Permission to Operate as Financial Holding Companies in the United States

We, MUFG, MUTB, UNBC have received notification from the Board of Governors of the US Federal Reserve System that our elections to become financial holding companies under the US Bank Holding Company Act became effective as of October 6, 2008. This change in status means that we are able to engage in a broader range of financial activities in the United States without prior regulatory approval. More specifically, we will be able to engage in financial activities including a full range of securities and insurance businesses, as well as merchant banking activities.

Under our financial holding company status, we are also subject to additional regulatory requirements. For example, each of our banking subsidiaries with operations in the United States must be “well capitalized,” meaning a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. Our US banking operations must also be “well managed,” including that they maintain examination ratings that are at least satisfactory. Failure to comply with such requirements would require us to prepare a remediation plan and we would not be able to undertake new business activities or acquisitions based on our status as a financial holding company during any period of noncompliance.

Allotment of Stock Compensation Type Stock Options (Stock Acquisition Rights)

In July 2009, MUFG allotted stock compensation type stock options, or stock acquisition rights, to the directors, corporate auditors and executive officers of ours, MUFG, MUTB and MUS to acquire an aggregate amount of 5,655,800 shares of MUFG’s common stock. The stock acquisition rights have an exercise price of ¥1 per share of common stock, and are exercisable until July 13, 2039. The purpose of issuing the stock acquisition rights is to further motivate the directors and executive officers to contribute to the improvement of stock prices and profits of MUFG and, with respect to the corporate auditors, to improve their audits and investigations aiming to increase the corporate value of MUFG. For more information on the stock acquisition rights, see “Item 6.B. Compensation” and Note 30 to our consolidated financial statements included elsewhere in this Annual Report.

Strategic Global Alliance with Morgan Stanley

As part of the strategic global alliance between MUFG and Morgan Stanley, we plan to pursue a global strategic alliance in certain business areas with Morgan Stanley. Specifically, measures include:

•

A global alliance in corporate and investment banking consisting of the creation of Morgan Stanley MUFG Loan Partners, LLC., a loan marketing joint venture that will be focused on generating attractive credit opportunities for both companies and provide clients in the United States, Canada and Latin America (subject to clearance of any regulatory requirement in each jurisdiction) with access to expanded, world-class lending and capital markets services from both companies;

•

Business referral arrangements in Asia, Europe, the Middle East and Africa, which are intended to cover a number of products and services, including capital markets, loans, fixed income sales and other ancillary businesses; and

•

a commodities-specific initiative, in the form of a referral agreement for commodities transactions executed outside of Japan, which will enable us to refer our clients to the Morgan Stanley Capital Group for commodity transactions and receive referral fees upon completion of any deals.

Business Environment

We engage in a broad range of financial operations, including commercial banking, investment banking, asset management and securities-related businesses, and provide related services to individuals primarily in Japan and the United States and to corporate customers around the world. Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	general economic conditions;

•	interest rates;

•	currency exchange rates; and

•	stock and real estate prices.

Economic Environment in Japan

The environment surrounding the Japanese economy has continued to be severe, but signs of recovery have been increasing. Exports, which had continued to decline significantly since last fall, increased in March and April 2009, exceeding the previous month’s level, led by exports to Asia, especially to China. Production activity has begun to recover in response to the recovery of exports and expectations that the peak levels of inventory adjustments may have subsided. However, economic activity has significantly weakened relative to the past several years and remains severely low, although its rapid decline has slowed. It may take considerable time until economic activity recovers to the average level of the past few years and confidence of an economic recovery returns generally. Under these circumstances, profitability of Japanese corporations has substantially worsened. Net profits of corporations for the January-March 2009 period decreased by 69% compared to the same quarter of the last year, which was the largest decrease in Japan’s history, due to falling sales reflecting the plunge in exports since last fall and sluggish demand. Although the employment and income situation remain severe, there are signs of a recovery in private consumption as a result of improvement in Japanese stock prices since March 2009 and the effects of economic stimulus measures implemented by the Japanese government. However, private consumption may also lose momentum due to the continuing deterioration in employment and personal income.

The Bank of Japan lowered its uncollateralized overnight call rate target to 0.1% from 0.5% during the period between October 2008 and December 2008 as the economy further decelerated and the environment for corporate finance deteriorated. Long-term interest rates have also been on a downward trend with some fluctuations under the circumstances described above. As of early August 2009, the uncollateralized overnight call rate target was around 0.1%, and the yield on ten-year Japanese government bonds was around 1.4%. The following chart shows the interest rate trends in Japan since April 2007:

Regarding the Japanese stock market, the closing price of the Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, declined from ¥12,525.54 at March 31, 2008 to ¥8,109.53 at March 31, 2009, and the closing price of the Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, declined from 1,212.96 at March 31, 2008 to 773.66 at March 31, 2009, mainly due to the global financial market crisis and recession of both Japanese and overseas economies. On October 27, 2008, the closing price of the Nikkei Stock Average reached a 26-year low of ¥7,162.90 due to the market turmoil triggered by the financial crisis in the United States including the filing of a bankruptcy petition by Lehman Brothers Holdings Inc. As of August 18, 2009, the closing price of the Nikkei Stock Average was ¥10,284.96 and that of TOPIX was 949.66. The following chart shows the daily closing price of the Nikkei Stock Average since April 2007.

In the foreign exchange markets, the Japanese yen/US dollar foreign exchange rate was approximately ¥100 to US$1 at the beginning of April 2008, depreciating to approximately ¥110 to US$1 as of mid-August 2008. By January 2009, the Japanese yen had appreciated to approximately ¥88 to US$1. As of March 31, 2009, the Japanese yen/US dollar foreign exchange rate was ¥98.31 to US$1. Thereafter, the Japanese yen continued to be volatile, fluctuating between ¥92 to ¥101 to US$1. As of August 18, 2009, the Japanese yen/US dollar foreign exchange rate was ¥95.10 to US$1. Against the euro, the Japanese yen traded in a range of approximately ¥115 and ¥169 during the fiscal year ended March 31, 2009. As of August 18, 2009, the Japanese yen/euro foreign exchange rate was ¥134.35 to the euro. The following chart shows the foreign exchange rates expressed in Japanese yen per US dollar since April 2007:

For the first time in the past three years, the average price for both residential and commercial real estate experienced significant declines. Based on a survey by the Japanese government, the average residential land price in Japan declined by 3.2% between January 1, 2008 and January 1, 2009. The average commercial land price in Japan also declined by 4.7% during the same period. In the three major metropolitan areas of Tokyo, Osaka and Nagoya, the average residential land price declined by 3.5% between January 1, 2008 and January 1, 2009, while the average commercial land price declined by 5.4% during the same period. Between January 1, 2007 and January 1, 2008, the average residential land price rose by 4.3%, and the average commercial land price rose by 10.4%, in the same metropolitan areas. Looking into the local regions of Japan, which consist of regions other than the major metropolitan areas, the average residential and commercial land prices continued to decline for the fifth consecutive year with the rates of decline between January 1, 2008 and January 1, 2009, being 2.8% and 4.2%, respectively.

According to Teikoku Databank, a Japanese research institution, the number of companies who filed for legal bankruptcy in Japan from April 2008 to March 2009 was approximately 13,200, an increase of approximately 17% from the previous year, mainly due to an increase in bankruptcies of small sized companies, especially in the transportation and communications, real estate, and wholesale industries. Similarly, the aggregate amount of liabilities subject to bankruptcy filings for the same period was approximately ¥13.7 trillion, an increase of approximately 147% from the previous fiscal year, caused by an increase in the number of bankruptcy filings and large-scale bankruptcies in financial and real estate industries.

International Financial Markets

With respect to the international financial and economic environment, the US economy rapidly worsened due to the intensified financial crisis during the fiscal year ended March 31, 2009. Private consumption in the United States rapidly stalled in reaction to the significant deterioration of employment. The financial crisis also impacted Western Europe and parts of emerging Europe, triggered by the collapse of US investment banks in mid-September 2008.

Signs of recovery in the US economy have been increasing in recent months, but it may take considerable time until economic activities recover to the level of past years. In the corporate sector, production continues its downward trend due to higher inventory levels. Although disposable income of the household sector has been increasing due to the effects of economic stimulus measures and tax cuts by the US government, consumer sentiment is still weak because of low stock prices and high employment rates. In the European Union, or EU, the economic situation has also improved in recent months. However, there is no strong sign of recovery due to the high employment rates and increasing loan defaults experienced in the financial sector.

In the United States, the target for the federal funds rate was lowered to the range of zero to 0.25% in response to the deteriorating market conditions. In the EU, the European Central Bank coordinated an emergency rate cut in October 2008, followed by another substantial rate cut in November 2008 and thereafter took further actions. Currently, the European Central Bank’s interest rate policy has been established at 1.0%, which is the lowest level in the EU’s history.

Critical Accounting Estimates

Our consolidated financial statements included elsewhere in this Annual Report are prepared in accordance with US GAAP. Many of the accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. The notes to our consolidated financial statements included elsewhere in this Annual Report provide a summary of our significant accounting policies. The following is a summary of the critical accounting estimates:

Allowance for Credit Losses

The allowance for credit losses represents management’s estimate of probable losses in our loan portfolio. The evaluation process, including credit-ratings and self-assessments, involves a number of estimates and judgments. The allowance is based on two principles of accounting: (1) Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies,” which requires that losses be accrued when they are probable of occurring and can be estimated; and (2) SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures,” which require that losses be accrued based on the difference between the loan balance, on the one hand, and the present value of expected future cash flows discounted at the loan’s effective interest rate and the fair value of collateral or the loan’s observable market value, on the other hand.

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

In addition to the allowance for credit losses on our loan portfolio, we maintain an allowance for credit losses on off-balance-sheet credit instruments, including commitments to extend credit, a variety of guarantees and standby letters of credit and other financial instruments. Such allowance is included in other liabilities. With regard to the allocated allowance for specifically identified credit exposure and the allocated formula allowance, we apply the same methodology that we use in determining the allowance for loan credit losses.

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

For further information on the amount of the impairment losses and the aggregate amount of unrealized gross losses on investment securities, see Note 5 to our consolidated financial statements included elsewhere in this Annual Report.

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

Among other factors, forecasted operating results, which serve as the basis of our estimation of future taxable income, have a significant effect on the amount of the valuation allowance. In developing forecasted operating results, we assume that our operating performance is stable for certain entities where strong positive evidence exists, including core earnings based on past performance over a certain period of time. The actual results may be adversely affected by unexpected or sudden changes in interest rates as well as an increase in credit-related expenses due to the deterioration of economic conditions in Japan and material declines in the Japanese stock market to the extent that such impacts exceed our original forecast. In addition, near-term taxable income is also influential on the amount of the expiration of unused operating loss carryforwards since the Japanese corporate tax law permits operating losses to be deducted for a predetermined period generally no longer than seven years. For further information on the amount of operating loss carryforwards and the expiration dates, see Note 10 to our consolidated financial statements included elsewhere in this Annual Report.

Because the establishment of the valuation allowance is an inherently uncertain process involving estimates as discussed above, the currently established allowance may not be sufficient. If the estimated allowance is not sufficient, we will incur additional deferred tax expenses, which could materially affect our operating results and financial condition in future periods.

Tax reserves.    We provide reserves for unrecognized tax benefits as required under Financial Accounting Standards Board (“FASB”) Interpretation, or FIN, No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109.” In applying the standards of the Interpretation, we consider the relative risks and merits of positions taken in tax returns filed and to be filed, considering statutory, judicial, and regulatory guidance applicable to those positions. The Interpretation requires us to make assumptions and judgments about potential outcomes that lie outside management’s control. To the extent the tax authorities disagree with our conclusions, and depending on the final resolution of those disagreements, our effective tax rate may be materially affected in the period of final settlement with tax authorities.

Accounting for Goodwill and Intangible Assets

US GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired, using a two-step process that begins with an estimation of the fair value of a reporting unit of our business, which is to be compared with the carrying amount of the unit, to identify potential impairment of goodwill. A reporting unit is an operating segment or component of an operating segment that constitutes a business for which discrete financial information is available and is regularly reviewed by management. The fair value of a reporting unit is defined as the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. For a reporting unit for which an observable quoted market price is available, the price is used for the fair value and control premium is also considered. For a reporting unit for which an observable quoted market price is not available, the fair value is determined using an income approach. In the income approach, discounted cash flows are calculated by taking the net present value based on each reporting unit’s internal forecasts. Cash flows are discounted using a discount rate approximating the weighted average cost of capital, and the discount rate reflects current market capitalization. A control premium factor is also considered in relation to market capitalization.

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

In developing our assumptions for expected long-term rates of return, we refer to the historical average returns earned by the plan assets and the rates of return expected to be available for reinvestment of existing plan assets, which reflect recent changes in trends and economic conditions, including market price. We also evaluate input from our actuaries, as well as their reviews of asset class return expectations.

Valuation of Financial Instruments

In accordance with SFAS No. 157, “Fair Value Measurement”, we measure the fair value of certain financial assets and liabilities on a recurring basis, including trading securities, trading derivatives and investment securities. In addition, certain other financial assets and liabilities are measured at fair value on a non-recurring basis, including held for sale loans which are carried at the lower of cost or fair value, collateral dependent loans under SFAS No. 114, “Accounting by Creditors for Impairment of Loans”, and nonmarketable equity securities subject to impairment. In accordance with FSP SFAS No. 157-2, we did not apply the provision of SFAS No.157 to the nonrecurring nonfinancial assets and nonfinancial liabilities which included premises and equipment, intangible assets and goodwill measured at fair value for impairment. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In accordance with SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”, we have elected the fair value option for certain foreign securities classified as available for sale, whose unrealized gains and losses are reported in income.

We have an established and documented process for determining fair value in accordance with SFAS No. 157. To determine fair value, we use quoted market prices which include those provided from pricing vendors, where available. We generally obtain one price or quote per instrument and do not adjust it to determine fair value of the instrument. Certain asset-backed securities are valued based on non-binding quotes provided by independent broker-dealers where no or few observable inputs are available to measure fair value. We do not adjust such broker-dealer quotes to the extent that there is no evidence that would indicate that the quotes are not indicative of the fair values of the securities. We perform internal price verification procedures to ensure that the quotes provided from the independent broker-dealers are reasonable. Such verification procedures include analytical review of periodic price changes, comparison analysis between periodic price changes and changes of indices such as a credit default swap index, or inquiries of underlying inputs and assumptions used by the broker-dealers such as probability of default, prepayment rate and discount margin. These verification procedures are performed by independent risk management departments. For collateralized loan obligations, or CLOs, backed by general corporate loans, the fair value is determined by weighting the internal model valuation and the non-binding broker-dealer quotes. If quoted market prices are not available to determine fair value of derivatives, the fair value is based upon valuation techniques that use, where possible, current market-based or independently sourced parameters, such as interest rates, yield curves, foreign exchange rates, volatilities and credit curves. The fair values of trading liabilities are determined by discounting future cash flows at a rate which incorporates our own creditworthiness. In addition, valuation adjustments may be made to ensure that the financial instruments are recorded at fair value. These adjustments include, but are not limited to, amounts that reflect counterparty credit quality and liquidity risk. Our financial models are validated and periodically reviewed by risk management departments independent of divisions that created the models.

For a further discussion of the valuation techniques or models applied to the material assets or liabilities, see “Fair Value” in Note 29 to our consolidated financial statements included elsewhere in this Annual Report.

Change in Valuation Method

We observed that the market for CLOs backed by general corporate loans became significantly inactive compared with normal market activity due to the reduction in liquidity of certain debt securities resulting from the global financial market instability in the second half of the fiscal year ended March 31, 2009. Under such circumstances, we concluded that the unadjusted non-binding quotes from broker-dealers became less reflective of the fair value as defined by SFAS No. 157 with respect to CLOs backed by general corporate loans. Consequently, we changed the valuation method for estimating the fair value of such CLOs from the method adopting unadjusted quotes from independent broker-dealers to an estimation method by weighting the internal model prices and the non-binding broker-dealer quotes during the second half of the fiscal year ended March 31, 2009.

This change in valuation method was treated as a change in accounting estimate and has been accounted for prospectively. This change in valuation method had a positive impact on losses from continuing operations before income tax expense and net loss of ¥245 billion and ¥146 billion, respectively, and a corresponding impact on both basic and diluted loss per share of ¥13.96 for the fiscal year ended March 31, 2009. This change also had a positive impact on the accumulated other changes in equity from nonowner sources, net of taxes, of ¥38 billion at March 31, 2009.

Fair Value Hierarchy

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Based on the observability of the inputs used in the valuation techniques, the following three-level hierarchy is established by SFAS No. 157:

•	Level 1—Unadjusted quoted prices for identical instruments in active markets.

•

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the instruments.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the instruments.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement of the financial instrument. For the categorization within the valuation hierarchy by the financial instruments, see “Fair Value” in Note 29 to our consolidated financial statements included elsewhere in this Annual Report.

The following table summarizes the assets and liabilities accounted for at fair value on a recurring basis by level under the SFAS No. 157 fair value hierarchy at March 31, 2009:

	March 31, 2009
	Fair Value	Percentage of Total
	(in billions)
Assets:
Level 1	¥30,360	61.0%
Level 2	14,239	28.6
Level 3	5,140	10.4

Total	¥49,739	100.0%

As a percentage of total assets	31.6%

Liabilities:
Level 1	¥236	2.8%
Level 2	7,701	93.0
Level 3	345	4.2

Total	¥8,282	100.0%

As a percentage of total liabilities	5.4%

Level 3 assets decreased ¥2,221 billion during the fiscal year ended March 31, 2009, mainly because level 3 trading securities decreased ¥2,021 billion and level 3 securities available for sale decreased ¥194 billion. The level 3 trading securities were principally comprised of foreign asset-backed securities such as CLOs backed by general corporate loans, residential mortgage-backed securities, or RMBS, and other securitized products. For the level 3 trading securities, losses of ¥685 billion were recognized for the fiscal year ended March 31, 2009. The losses were largely attributable to unrealized losses incurred by declines in fair value of the foreign asset-backed securities and their foreign exchange losses caused by the global financial market instability. The level 3 trading securities of ¥283 billion decreased because the amounts of sales and redemptions were greater than the purchase amounts for the fiscal year ended March 31, 2009. Furthermore, trading securities of ¥1,053 billion were transferred out of level 3 recurring measurements during the fiscal year ended March 31, 2009, because we reclassified certain trading securities to securities being held to maturity which are not measured at fair value and therefore are not subject to the SFAS No. 157 disclosure requirements. For further information on the reclassification, see Note 5 to our consolidated financial statements included elsewhere in this Annual Report. The decrease in the level 3 securities available for sale is mainly attributable to redemption of private placement bonds issued by Japanese non-public companies and unrealized losses incurred by declines in fair value of certain securities subject to deteriorated credit worthiness during the fiscal year ended March 31, 2009. The decrease in the level 3 securities available for sale was partially mitigated by an increase in the level 3 securities available for sale due to the transfers into level 3 on the private placement bonds issued by Japanese non-public companies subject to deteriorated credit worthiness.

In measuring fair value of these foreign asset-backed securities and private placement bonds issued by Japanese non-public companies, significant unobservable inputs are used because there is limited observable pricing information and market illiquidity. For further information of fair value measurements, see “Fair Value” in Note 29 to our consolidated financial statements included elsewhere in this Annual Report.

Accounting Changes and Recently Issued Accounting Pronouncements

See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

A.    Operating Results

Results of Operations

The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2007, 2008 and 2009:

	Fiscal years ended March 31,
	2007	2008	2009
	(in billions)
Interest income	¥3,444.3	¥3,693.8	¥3,097.4
Interest expense	1,279.2	1,579.3	1,073.1

Net interest income	2,165.1	2,114.5	2,024.3

Provision for credit losses	341.6	407.2	618.3
Non-interest income (loss)	1,220.5	1,213.6	(54.4)
Non-interest expense	2,172.0	2,886.9	2,425.2

Income (loss) from continuing operations before income tax expense (benefit)	872.0	34.0	(1,073.6)
Income tax expense (benefit)	410.3	490.3	(146.9)

Income (loss) from continuing operations	461.7	(456.3)	(926.7)
Loss from discontinued operations—net	(0.8)	(1.8)	—

Net income (loss)	¥460.9	¥(458.1)	¥(926.7)

We reported a net loss of ¥926.7 billion for the fiscal year ended March 31, 2009, an increase of ¥468.6 billion from ¥458.1 billion for the fiscal year ended March 31, 2008. Our basic loss per share of common stock (net loss available to common shareholders) for the fiscal year ended March 31, 2009 was ¥89.20, an increase of ¥43.93 from ¥45.27 for the fiscal year ended March 31, 2008. Loss from continuing operations before income tax expense for the fiscal year ended March 31, 2009 was ¥1,073.6 billion, compared with income of ¥34.0 billion for the fiscal year ended March 31, 2008.

Net Interest Income

The following is a summary of the interest rate spread for the fiscal years ended March 31, 2007, 2008 and 2009:

	Fiscal years ended March 31,
	2007		2008		2009
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥108,531.2	1.73%	¥102,839.0	1.84%	¥98,930.6	1.70%
Foreign	32,200.5	4.86	38,473.8	4.68	39,503.9	3.58

Total	¥140,731.7	2.45%	¥141,312.8	2.61%	¥138,434.5	2.24%

Financed by:
Interest-bearing funds:
Domestic	¥99,673.2	0.52%	¥99,285.0	0.69%	¥99,012.1	0.54%
Foreign	19,404.1	3.92	23,534.9	3.80	22,076.3	2.45

Total	119,077.3	1.07	122,819.9	1.29	121,088.4	0.89
Non-interest-bearing funds	21,654.4	—	18,492.9	—	17,346.1	—

Total	¥140,731.7	0.91%	¥141,312.8	1.11%	¥138,434.5	0.78%

Spread on:
Interest-bearing funds		1.38%		1.32%		1.35%
Total funds		1.54%		1.50%		1.46%

We use interest rate and other derivative contracts for hedging the risks affecting the values of our financial assets and liabilities. Although these contracts are generally entered into for risk management purposes, a majority of them do not meet the specific conditions to qualify for hedge accounting under US GAAP and thus are accounted for as trading assets or liabilities. Therefore, our net interest income for each of the fiscal years ended March 31, 2007, 2008 and 2009 was not materially affected by gains or losses resulting from such derivative instruments.

For a detailed discussion of our risk management systems, refer to “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Net interest income for the fiscal year ended March 31, 2009 was ¥2,024.3 billion, a decrease of ¥90.2 billion, from ¥2,114.5 billion for the fiscal year ended March 31, 2008. This decrease primarily reflected the elimination of income generated by Mitsubishi UFJ NICOS, which was one of our subsidiaries until transferring our investment in Mitsubishi UFJ NICOS to MUFG in August 2008.

The average interest rate spread on interest-bearing funds increased three basis points from 1.32% for the fiscal year ended March 31, 2008 to 1.35% for the fiscal year ended March 31, 2009. For the fiscal year ended March 31, 2009, the average rate on interest-earning assets decreased mainly due to lower foreign interest rates. However, the average rate on interest-bearing funds further decreased, which resulted in an increase of the average interest rate spread on interest-bearing funds, mainly due to the lower foreign interest rates. The average interest rate spread on total funds decreased, showing a decrease of four basis points from 1.50% for the fiscal year ended March 31, 2008 to 1.46% for the fiscal year ended March 31, 2009.

Average interest-earning assets for the fiscal year ended March 31, 2009 were ¥138,434.5 billion, an decrease of ¥2,878.3 billion, from ¥141,312.8 billion for the fiscal year ended March 31, 2008. The decrease was primarily attributable to a decrease of ¥11,404.1 billion in investment securities, a decrease of ¥2,302.9 billion in interest-earning deposits in banks. These decreases were partially offset by an increase of ¥8,737.9 billion in Trading account assets, an increase of ¥2,932.7 billion in loans. The decrease in interest-bearing deposits in banks was mainly due to the declines of policy interest rates in main countries where we do business.

Average interest-bearing funds for the fiscal year ended March 31, 2009 were ¥121,088.4 billion, a decrease of ¥1,731.5 billion, from ¥122,819.9 billion for the fiscal year ended March 31, 2008. The decrease was primarily attributable to a decrease of ¥1,410.5 billion in long-term debt and a decrease of ¥638.9 billion in interest-bearing deposits. These decreases were partially offset by an increase of ¥778.8 billion in other short-term borrowings. The decrease was mainly due to the fact that large deposits from foreign financial institutions decreased in response to the recent difficult market conditions in addition to the appreciation of the Japanese yen against the US dollar and other foreign currencies.

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

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Provision for credit losses for the fiscal year ended March 31, 2009 was ¥618.3 billion, an increase of ¥211.1 billion from ¥407.2 billion for the fiscal year ended March 31, 2008. The increase in provision for credit losses was mainly due to the general weakening of the financial condition of certain borrowers, particularly overseas borrowers and small and medium sized borrowers.

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Provision for credit losses for the fiscal year ended March 31, 2008 was ¥407.2 billion, an increase of ¥65.6 billion from ¥341.6 billion for the fiscal year ended March 31, 2007. The increase in provision for credit losses was mainly due to the downgrade in credit rating of certain overseas borrowers.

Non-Interest Income

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2007, 2008 and 2009:

	Fiscal years ended March 31,
	2007	2008	2009
	(in billions)
Fees and commissions:
Trust fees	¥24.4	¥26.8	¥19.5
Fees on funds transfer and service charges for collections	149.0	150.6	148.3
Fees and commissions on international business	69.5	69.4	63.9
Fees and commissions on credit card business	163.8	138.0	54.9
Service charges on deposits	37.2	35.9	31.4
Fees and commissions on securities business	16.8	32.4	31.8
Insurance commissions	40.4	33.4	21.0
Guarantee fees	86.5	84.6	65.6
Fees on investment funds business	23.1	23.0	18.7
Other fees and commissions	237.0	209.7	228.7

Total	847.7	803.8	683.8
Foreign exchange gains (losses)—net	(163.6)	1,211.7	(122.0)
Trading account profits (losses)—net:
Net profits on interest rate and other derivative contracts	171.0	318.1	275.8
Net profits (losses) on trading account securities, excluding derivatives	82.4	(45.7)	(455.2)

Total	253.4	272.4	(179.4)
Investment securities gains (losses)—net:
Net gains (losses) on sales of securities available for sale:
Debt securities	163.5	(11.2)	104.5
Marketable equity securities	54.0	67.2	24.4
Impairment losses on securities available for sale:
Debt securities	(36.2)	(1,025.0)	(149.9)
Marketable equity securities	(54.6)	(249.8)	(516.9)
Other	44.3	40.4	7.1

Total	171.0	(1,178.4)	(530.8)
Equity in earnings (losses) of equity method investees	5.4	(35.7)	(20.5)
Gains on sales of loans	13.6	10.0	6.4
Other non-interest income	93.0	129.8	108.2

Total non-interest income (loss)	¥1,220.5	¥1,213.6	¥(54.3)

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

Net investment securities gains (losses) primarily include net gains (losses) on sales of marketable securities, particularly debt securities and marketable equity securities that are classified as securities available for sale. In addition, impairment losses are recognized as an offset of net investment securities gains (losses) when management concludes that declines in fair value of investment securities are other than temporary.

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Non-interest loss for the fiscal year ended March 31, 2009 was ¥54.3 billion, compared to non-interest income of ¥1,213.6 billion for the fiscal year ended March 31, 2008. This decrease was primarily due to a decrease of ¥1,333.7 billion in foreign exchange gains and a decrease of ¥451.8 billion in trading account profits. These decreases were partially offset by a decrease of ¥647.6 billion in investment securities losses.

Fees and commissions

Fees and commissions for the fiscal year ended March 31, 2009 were ¥683.8 billion, a decrease of ¥120.0 billion, from ¥803.8 billion for the fiscal year ended March 31, 2008. This decrease was primarily attributable to a decrease of ¥83.1 billion in fees and commissions on credit card business and a decrease of ¥19.0 billion in guarantee fees due to the deconsolidation of Mitsubishi UFJ NICOS.

Net foreign exchange gains (losses)

Net foreign exchange losses for the fiscal year ended March 31, 2009 were ¥122.0 billion, compared to net foreign exchange gains of ¥1,211.7 billion for the fiscal year ended March 31, 2008. The losses in foreign exchange were mainly due to the appreciation of the Japanese yen against the US dollar in the fiscal year ended March 31, 2009, compared to the fiscal year ended March 31, 2008. For reference, the foreign exchange rate expressed in Japanese yen per US$1.00 was ¥118.05 at March 30, 2007, ¥100.19 at March 31, 2008 and ¥98.23 at March 31, 2009. As a result of adopting the fair value option under SFAS No.159, in principle, all transaction gains or losses on translation of eligible monetary assets and liabilities denominated in foreign currencies are included in current earnings. We recorded losses on translation of securities available for sale denominated in foreign currencies as non-interest income for the fiscal year ended March 31, 2009, which were recorded as other comprehensive income in prior fiscal years. As we maintain monetary liabilities denominated in foreign currencies for our asset liability management, net foreign exchange gains or losses fluctuate with the appreciation or depreciation of the Japanese yen.

Net trading account profits (losses)

Net trading account losses of ¥179.4 billion were recorded for the fiscal year ended March 31, 2009, compared to net trading account profits of ¥272.4 billion for the fiscal year ended March 31, 2008. Net profits on interest rate and other derivative contracts were largely affected by the impact of the decrease in Japanese long-term interest rates on interest rate swaps principally held for risk management purposes. Although such contracts are generally entered into for risk management purposes, the majority did not meet the conditions to qualify for hedge accounting under US GAAP and thus are accounted for as trading positions. Both Japanese yen short-term interest rates and long-term interest rates generally declined during the fiscal year ended March 31, 2009 compared to the previous fiscal year. These declines in short-term and long-term interest rates had a favorable impact on our interest rate swap portfolios, in which we generally maintained net receive-fix and pay-variable positions, for managing interest rate risk on domestic deposits. The increase in net losses on trading account securities, excluding derivatives of ¥409.5 billion, mainly reflecting the increase in loss on sales and revaluation from trading in debt and equity securities, including securities reclassified under SFAS No. 159, primarily due to unfavorable market conditions.

Net investment securities gains (losses)

Net investment securities losses for the fiscal year ended March 31, 2009 were ¥530.8 billion, a decrease of ¥647.6 billion from ¥1,178.4 billion for the fiscal year ended March 31, 2008.

The net investment securities losses for the fiscal year ended March 31, 2009 mainly reflected the impairment losses of ¥516.9 billion on marketable equity securities available for sale and of ¥149.9 billion on debt securities available for sale. Impairment losses on debt securities for the fiscal year ended March 31, 2008 were ¥1,025.0 billion due to the appreciation of the Japanese yen against the US dollar. The impairment losses on debt securities for the fiscal year ended March 31, 2009 substantially decreased to ¥149.9 billion, compared to those for the fiscal year ended March 31, 2008, due to the election of the fair value option under SFAS No. 159 for certain foreign securities. The increase in impairment losses on marketable equity securities was due to a general decline in Japanese stock prices in the fiscal year ended March 31, 2009. The Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, was ¥12,525.54 at March 31, 2008 and ¥8,109.53 at March 31, 2009.

Equity in earnings (losses) of equity method investees

We recorded equity in losses of equity method investees of ¥20.5 billion for the fiscal year ended March 31, 2009, a decrease of ¥15.2 billion from ¥35.7 billion for the fiscal year ended March 31, 2008. The decrease in losses in the fiscal year ended March 31, 2009 was mainly due to reduced impairment losses on the equity securities of equity method investees.

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

Net trading account profits (losses)

Net trading account profits of ¥272.4 billion were recorded for the fiscal year ended March 31, 2008, an increase of ¥19.0 billion from ¥253.4 billion for the fiscal year ended March 31, 2007.

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

Non-Interest Expense

The following table shows a summary of our non-interest expense for the fiscal years ended March 31, 2007, 2008 and 2009:

	Fiscal years ended March 31,
	2007	2008	2009
	(in billions)
Salaries and employee benefits	¥643.2	¥699.5	¥626.0
Occupancy expenses—net	123.4	115.8	110.4
Fees and commission expenses	168.1	151.2	115.2
Outsourcing expenses, including data processing	195.8	191.2	188.1
Depreciation of premises and equipment	96.3	153.7	105.3
Amortization of intangible assets	198.0	184.1	198.0
Impairment of intangible assets	184.8	0.5	1.5
Insurance premiums, including deposit insurance	101.3	101.9	101.8
Minority interest in income (loss) of consolidated subsidiaries	(7.8)	19.6	11.3
Communications	45.3	46.4	35.5
Taxes and public charges	68.3	72.4	67.0
Provision (credit) for repayment of excess interest	106.2	2.8	(1.9)
Impairment of goodwill	—	816.3	581.0
Other non-interest expenses	249.1	331.5	286.0

Total non-interest expense	¥2,172.0	¥2,886.9	¥2,425.2

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Non-interest expense for the fiscal year ended March 31, 2009 was ¥2,425.2 billion, a decrease of ¥461.7 billion from ¥2,886.9 billion for the previous fiscal year. This decrease was primarily due to the decrease of impairment of goodwill which we recorded during the fiscal year ended March 31, 2008 in the amount of ¥816.3 billion, but for which we recorded ¥581.0 billion for the fiscal year ended March 31, 2009. The decrease in non-interest expenses was partially offset by an increase in provision for repayment of excess interest, amortization of intangible assets and outsourcing expenses, including data processing.

Salaries and employee benefits

Salaries and employee benefits for the fiscal year ended March 31, 2009 were ¥626.0 billion, a decrease of ¥73.5 billion from ¥699.5 billion for the previous fiscal year. This decrease was mainly due to the fact that our credit card subsidiary paid early retirement benefits during the fiscal year ended March 31, 2008, which were not paid for during for the fiscal year ended March 31, 2009.

Fees and commission expenses

Fees and commission expenses for the fiscal year ended March 31, 2009 were ¥115.2 billion, a decrease of ¥36.0 billion from ¥151.2 billion for the previous fiscal year. This decrease is due to the elimination of expenses attributable to Mitsubishi UFJ NICOS, which used to be a subsidiary of ours, prior to the transferring our investment in Mitsubishi UFJ NICOS to MUFG.

Depreciation of premises and equipment

Depreciation of premises and equipment for the fiscal year ended March 31, 2009 was ¥105.3 billion, a decrease of ¥48.4 billion from ¥153.7 billion for the previous fiscal year. This decrease primarily reflected the fact that the depreciation of premises and equipment increased significantly for the fiscal year ended March 31, 2008, because we reviewed the salvage values of premises and equipment and decided to change the estimated salvage values of these assets to ¥1 during the fiscal year ended March 31, 2008. For the fiscal year ended March 31, 2009, we did not have such additional depreciation and this resulted in a decrease in the depreciation charge for premises and equipment compared to the previous year. For further information, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

Impairment of goodwill

In the fiscal year ended March 31, 2009, we recorded an impairment of goodwill of ¥581.0 billion. We recorded an impairment in goodwill due to, among other factors, the global financial market crisis and recession which negatively impacted the fair value of our reporting units for the purpose of our periodic testing of goodwill for impairment. We recorded an impairment of goodwill of ¥816.3 billion for the fiscal year ended March 31, 2008. For further information, see Note 9 to our consolidated financial statements included elsewhere in this Annual Report.

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

Impairment of goodwill

In the fiscal year ended March 31, 2008, we recorded an impairment of goodwill of ¥816.3 billion. We recorded impairment of goodwill due to, among other factors, the global financial market instability which negatively impacted the fair value of our reporting units for the purposes of our periodic testing of goodwill for impairment. We did not record impairment of goodwill for the fiscal year ended March 31, 2007. For further information, see Note 9 to our consolidated financial statements included elsewhere in this Annual Report.

Income Tax Expense (Benefit)

The following table presents a summary of our income tax expense (benefit):

	Fiscal years ended March 31,
	2007	2008	2009
	(in billions, except percentages)
Income (loss) from continuing operations before income tax expense (benefit)	¥872.0	¥34.0	¥(1,073.6)
Income tax expense (benefit)	¥410.3	¥490.3	¥(146.9)
Effective income tax rate	47.1%	1,442.6%	13.7%
Combined normal effective statutory tax rate	40.6%	40.6%	40.6%

Reconciling items between the combined normal effective statutory tax rates and the effective income tax rates for the fiscal years ended March 31, 2007, 2008 and 2009 are summarized as follows:

	Fiscal years ended March 31,
	2007	2008	2009
Combined normal effective statutory tax rate	40.6%	40.6%	40.6%
Nondeductible expenses	0.1	5.8	(0.2)
Dividends from foreign subsidiaries	1.1	37.0	(0.4)
Foreign tax credit and payments	0.9	3.7	(1.1)
Lower tax rates applicable to income of subsidiaries	(0.7)	(30.7)	0.6
Minority interests	(0.3)	22.6	(0.4)
Change in valuation allowance	8.2	418.1	(2.0)
Realization of previously unrecognized tax effects of subsidiaries	—	2.2	(1.6)
Nontaxable dividends received	(1.3)	(34.0)	1.7
Impairment of goodwill	—	975.2	(22.0)
Undistributed earnings of subsidiaries	0.1	(3.4)	(1.5)
Tax and interest expense for FIN No. 48	—	3.1	(1.6)
Other—net	(1.6)	2.4	1.6

Effective income tax rate	47.1%	1,442.6%	13.7%

The effective income tax rate of 13.7% for the fiscal year ended March 31, 2009 was 26.9 percentage points lower than the combined normal effective statutory tax rate of 40.6%. This lower tax rate primarily reflected an impairment loss related to goodwill which was recognized as a result of a decline in the fair value of certain reporting units for the impairment testing purpose due to the continuing global financial market instability. In addition, this lower tax rate reflected an increased valuation allowance for operating loss carryforwards that were no longer deemed to be “more likely than not” to be realized to capture the continuing global economic slowdown.

The effective income tax rate of 1,442.6% for the fiscal year ended March 31, 2008 was 1,402.0 percentage points higher than the combined normal effective statutory tax rate of 40.6%. This higher tax rate was primarily due to the fact that an impairment of goodwill was recorded under US GAAP, decreasing our income from continuing operations before income tax expense to ¥34.0 billion for the fiscal year ended March 31, 2008. Under Japanese tax law, such impairment of goodwill was not deductible in computing our taxable income and, accordingly, our income tax expense was significantly higher in comparison to our income from continuing operations before income tax expense reported under US GAAP. In addition, this higher tax rate reflected an additional valuation allowance related to operating loss carryforwards that were no longer deemed to be “more likely than not” to be realized, due to a decline in estimated future taxable income resulting from the downturn in financial and banking businesses caused by disruptions in the global financial markets.

The effective income tax rate of 47.1% for the fiscal year ended March 31, 2007 was 6.5 percentage points higher than the combined normal effective statutory tax rate of 40.6%. This higher tax rate primarily reflected an additional valuation allowance for certain companies, including a subsidiary in the consumer finance business.

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this section are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information is not consistent with our consolidated financial statements prepared on the basis of US GAAP. For example, operating profit does not reflect items such as a part of provision (credit) for credit losses (primarily an equivalent of formula allowance under US GAAP), foreign exchange gains (losses) and equity investment securities gains (losses).

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

•	UNBC, which includes BTMU’s subsidiaries in California, UnionBanCal Corporation and Union Bank, N.A.;

•	Global Markets, which conducts its asset and liability management, liquidity management, and sales and trading of foreign exchange and interest-rate-related derivatives; and

•	Other, which consists of:

•	systems services, which is responsible for our computer systems;

•	trust and asset management business promotion for companies, including defined contribution plans;

•	eBusiness & IT Initiatives, which is responsible for developing information technology business opportunities; and

•	the corporate center, which retains functions such as strategic planning, overall risk management, internal auditing and compliance.

The following table shows the business segment information for the fiscal years ended March 31, 2007, 2008 and 2009:

Effective April 1, 2008, there were changes made in the managerial accounting methods, including those regarding revenue and expense distribution among our business segments. The presentation set forth below has been reclassified to conform to the new basis of managerial accounting. For further information, see Note 27 to our consolidated financial statements included elsewhere in this Annual Report.

	Retail Banking	Corporate Banking(2)	Global Banking(3)			Global Markets(2)	Other	Total
(in billions)			Other than UNBC	UNBC	Total
Fiscal year ended March 31, 2007
Net revenue(1)	¥1,102.8	¥913.5	¥265.3	¥324.3	¥593.1	¥296.5	¥15.7	¥2,921.6
Operating expenses	743.0	369.6	140.8	200.9	343.6	43.5	159.7	1,659.4

Operating profit (loss)	¥359.8	¥543.9	¥124.5	¥123.4	¥249.5	¥253.0	¥(144.0)	¥1,262.2

Fiscal year ended March 31, 2008
Net revenue(1)	¥1,128.4	¥876.6	¥267.5	¥296.4	¥564.4	¥255.7	¥17.3	¥2,842.4
Operating expenses	769.2	388.2	146.3	187.6	335.2	45.0	166.4	1,704.0

Operating profit (loss)	¥359.2	¥488.4	¥121.2	¥108.8	¥229.2	¥210.7	¥(149.1)	¥1,138.4

Fiscal year ended March 31, 2009
Net revenue(1)	¥845.4	¥715.0	¥323.1	¥256.8	¥579.9	¥277.7	¥(22.2)	¥2,395.8
Operating expenses	584.6	394.4	144.8	157.3	304.7	47.0	153.1	1,483.8

Operating profit (loss)	¥260.8	¥320.6	¥178.3	¥99.5	¥275.2	¥230.7	¥(175.3)	¥912.0

Notes:
(1)	Net revenue does not include interest income on loans to MUFG.
(2)	In accordance with our internal management accounting policies, we allocate profit (loss) relating to securitized products between the Corporate Banking business segment and the Global Markets business segment.
(3)	Within Global Banking, results of certain liquidated subsidiaries for the fiscal years ended March 31, 2007, 2008 and 2009 are not included in the “Other than UNBC” column, while they are included in the “Total” column for internal management reporting purpose.

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Total net revenue decreased ¥446.6 billion, from ¥2,842.4 billion for the fiscal year ended March 31, 2008 to ¥2,395.8 billion for the fiscal year ended March 31, 2009. This decrease was mainly reflected the fact that Mitsubishi UFJ NICOS became a non-consolidated subsidiary in 2008. Net revenue decreased ¥283.0 billion in the Retail Banking business segment and ¥161.6 billion in the Corporate Banking business segment.

Total operating expenses decreased ¥220.2 billion, from ¥1,704.0 billion for the fiscal year ended March 31, 2008 to ¥1,483.8 billion for the fiscal year ended March 31, 2009. This decrease was mainly reflected the fact that Mitsubishi UFJ NICOS became a non-consolidated subsidiary in 2008. Operating expenses decreased ¥184.6 billion in the Retail Banking business segment, ¥30.5 billion in the Global Banking business segment and ¥13.3 billion in the Other Business segment.

Net revenue of the Retail Banking business segment decreased ¥283.0 billion, from ¥1,128.4 billion for the fiscal year ended March 31, 2008 to ¥845.4 billion for the fiscal year ended March 31, 2009. This decrease was mainly reflected the fact that Mitsubishi UFJ NICOS became a non-consolidated subsidiary in 2008. Excluding Mitsubishi UFJ NICOS, net revenue of the Retail Banking business segment increased. This increase was mainly due to deposit income offsetting the negative effect of the decrease in the volume of investment trust sales because of the recent deterioration in financial market conditions.

Net revenue of the Corporate Banking business segment decreased ¥161.6 billion, from ¥876.6 billion for the fiscal year ended March 31, 2008 to ¥715.0 billion for the fiscal year ended March 31, 2009. This decrease was mainly due to a decrease in the volume of currency options sales because of the recent deterioration in financial market conditions and losses relating to securitized products. These decreases were partially offset by increases in fees related to investment banking.

Net revenue of the Global Banking business segment (Other than UNBC) increased ¥55.6 billion, from ¥267.5 billion for the fiscal year ended March 31, 2008 to ¥323.1 billion for the fiscal year ended March 31, 2009. This increase was mainly due to revenue derived from non-Japanese corporations in Europe and the United States.

Net revenue of the Global Banking business segment (UNBC) decreased ¥39.6 billion, from ¥296.4 billion for the fiscal year ended March 31, 2008 to ¥256.8 billion for the fiscal year ended March 31, 2009. The decrease was mainly due to difference in exchange rate.

Net revenue of the Global Markets business segment increased ¥22.0 billion, from ¥255.7 billion for the fiscal year ended March 31, 2008 to ¥277.7 billion for the fiscal year ended March 31, 2009. This increase was mainly due to profits on Japanese-currency and foreign-currency Asset-Liability Management, or ALM, operations offsetting losses relating to securitized products.

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Total net revenue decreased ¥79.2 billion, from ¥2,921.6 billion for the fiscal year ended March 31, 2007 to ¥2,842.4 billion for the fiscal year ended March 31, 2008. Net revenue decreased ¥36.9 billion in the Corporate Banking business segment, ¥28.7 billion in the Global Banking business segment and ¥40.8 billion in the Global Markets business segment.

Total operating expenses increased ¥44.6 billion, from ¥1,659.4 billion for the fiscal year ended March 31, 2007 to ¥1,704.0 billion for the fiscal year ended March 31, 2008. This increase was mainly due to an increase of ¥26.2 billion in the Retail Banking business segment, ¥18.6 billion in the Corporate Banking business segment and ¥6.7 billion in the Other Business segment. These increases primarily reflected an increase in expenses related to IT systems integration and compliance related investments.

Net revenue of the Retail Banking business segment increased ¥25.6 billion, from ¥1,102.8 billion for the fiscal year ended March 31, 2007 to ¥1,128.4 billion for the fiscal year ended March 31, 2008. This increase was mainly due to deposit income offsetting the negative effect of the lowering of interest rates at a consumer finance subsidiary.

Net revenue of the Corporate Banking business segment decreased ¥36.9 billion, from ¥913.5 billion for the fiscal year ended March 31, 2007 to ¥876.6 billion for the fiscal year ended March 31, 2008. This decrease was mainly due to a decrease in interest income from loans because of intensified competition, a decrease in the volume of currency options sales because of the recent deterioration in financial market conditions and losses relating to securitized products. These decreases were partially offset by increases in deposit income.

Net revenue of the Global Banking business segment (Other than UNBC) increased ¥2.2 billion, from ¥265.3 billion for the fiscal year ended March 31, 2007 to ¥267.5 billion for the fiscal year ended March 31, 2008. This increase was mainly due to revenue derived from non-Japanese corporations in Europe and the United States.

Net revenue of the Global Banking business segment (UNBC) decreased ¥27.9 billion, from ¥324.3 billion for the fiscal year ended March 31, 2007 to ¥296.4 billion for the fiscal year ended March 31, 2008. The decrease was principally due to a shift in the nature of deposits from non-interest-bearing and low-cost deposits into higher-cost deposits.

Net revenue of the Global Markets business segment decreased ¥40.8 billion, from ¥296.5 billion for the fiscal year ended March 31, 2007 to ¥255.7 billion for the fiscal year ended March 31, 2008. This decrease was mainly due to losses relating to securitized products.

Geographic Segment Analysis

The table immediately below sets forth our total revenue, income (loss) from continuing operations before income tax expense (benefit) and net income (loss) on a geographic basis for the fiscal years ended March 31, 2007, 2008 and 2009. Assets, income and expenses attributable to foreign operations are allocated to geographical areas based on the domicile of the debtors and customers. For further information, see Note 28 to our consolidated financial statements included elsewhere in this Annual Report.

	Fiscal years ended March 31,
	2007	2008	2009
	(in billions)
Total revenue (interest income and non-interest income):
Domestic	¥2,697.2	¥3,851.6	¥2,145.2

Foreign:
United States	1,089.1	141.1	421.1
Europe	447.5	390.9	85.3
Asia/Oceania excluding Japan	264.2	434.5	348.4
Other areas(1)	166.8	89.3	43.1

Total foreign	1,967.6	1,055.8	897.9

Total	¥4,664.8	¥4,907.4	¥3,043.1

Income (loss) from continuing operations before income tax expense (benefit):
Domestic	¥5.1	¥299.9	¥(826.5)

Foreign:
United States	457.0	(543.9)	(274.1)
Europe	244.6	105.1	(72.0)
Asia/Oceania excluding Japan	85.0	184.3	137.3
Other areas(1)	80.3	(11.4)	(38.3)

Total foreign	866.9	(265.9)	(247.1)

Total	¥872.0	¥34.0	¥(1,073.6)

Net income (loss):
Domestic	¥4.0	¥(143.1)	¥(664.9)

Foreign:
United States	241.2	(665.0)	(290.4)
Europe	130.8	134.0	(76.3)
Asia/Oceania excluding Japan	45.4	232.3	145.4
Other areas(1)	39.5	(16.3)	(40.5)

Total foreign	456.9	(315.0)	(261.8)

Total	¥460.9	¥(458.1)	¥(926.7)

Note:
(1)	Other areas primarily include Canada, Latin America and the Caribbean.

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Domestic net loss for the fiscal year ended March 31, 2009 was ¥664.9 billion, an increase of ¥521.8 billion, from ¥143.1 billion for the fiscal year ended March 31, 2008. This increase in net loss mainly reflected the increase in loss on sales and revaluation from trading in debt and equity securities primarily due to unfavorable market conditions.

Foreign net loss for the fiscal year ended March 31, 2009 was ¥261.8 billion, a decrease of ¥53.2 billion, from ¥315.0 billion for the fiscal year ended March 31, 2008. This reduction in net loss primarily reflected a decrease of investment securities losses in the United States.

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

Effect of the Change in Exchange Rates on Foreign Currency Translation

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

The average exchange rate for the fiscal year ended March 31, 2009 was ¥100.54 per US$1.00, compared to the prior fiscal year’s average exchange rate of ¥114.29 per US$1.00. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2008 was ¥103.46 per US$1.00, compared to the average exchange rate for the fiscal year ended December 31, 2007 of ¥117.84 per US$1.00.

The change in the average exchange rate of the Japanese yen against the US dollar and other foreign currencies had the effect of decreasing total revenue by ¥393.1 billion, net interest income by ¥135.8 billion and income before income taxes by ¥147.0 billion, respectively, for the fiscal year ended March 31, 2009.

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

B.    Liquidity and Capital Resources

Financial Condition

Total Assets

Our total assets at March 31, 2009 were ¥157.65 trillion, a decrease of ¥0.78 trillion from ¥158.43 trillion at March 31, 2008. The decrease in total assets mainly reflected decreases in investment securities of ¥4.40 trillion, interest earning deposit in bank of ¥3.26 trillion, cash and due from bank of ¥0.66 trillion, call loans and funds sold of ¥0.62 trillion and receivables under securities borrowing transactions of ¥0.40 trillion. These decreases were partially offset by increases in trading account assets of ¥9.29 trillion. The decrease in investment securities was mainly due to the sale of Japanese government bonds to take advantage of lower market interest rates.

We have allocated a substantial portion of our assets to international activities. As a result, reported amounts are affected by changes in the value of the Japanese yen against the US dollar and other foreign currencies. Foreign assets are denominated primarily in US dollars. The following table shows our total assets at March 31, 2008 and 2009 by geographic region based principally on the domicile of the obligors:

	At March 31,
	2008(2) (Adjusted)	2009
	(in trillions)
Japan	¥116.62	¥118.18

Foreign:
United States of America	18.47	19.13
Europe	11.10	9.10
Asia/Oceania excluding Japan	8.01	7.19
Other areas(1)	4.23	4.05

Total foreign	41.81	39.47

Total	¥158.43	¥157.65

Notes:

(1)	Other areas primarily include Canada, Latin America and the Caribbean.
(2)	Balances at March 31, 2008 were adjusted. See “Netting of Cash Collateral against Derivative Exposures” under “Accounting Changes” in Note 1 to our consolidated financial statements included elsewhere in this Annual Report for details.

At March 31, 2009, the foreign exchange rate expressed in Japanese yen per US$1.00 was ¥98.23, as compared with ¥100.19 at March 31, 2008. The Japanese yen amount of foreign currency-denominated assets and liabilities decreased as the relevant exchange rates resulted in an increase in the value of the Japanese yen relative to the most of such foreign currencies. The appreciation of the Japanese yen against the US dollar and other foreign currencies during the fiscal year ended March 31, 2009 decreased the Japanese yen amount of our total assets by ¥6.77 trillion.

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, at March 31, 2008 and 2009, based on classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on use of proceeds. Classification of loans by industry at March 31, 2008 has been restated. For further information, see Note 6 to our consolidated financial statements included elsewhere in this Annual Report.

	At March 31,
	2008 (Restated)(3)	2009
	(in billions)
Domestic:
Manufacturing	¥9,763.3	¥10,765.5
Construction	1,570.8	1,602.1
Real estate	8,840.9	8,396.3
Services	5,572.3	5,739.5
Wholesale and retail	8,418.9	8,885.4
Banks and other financial institutions(1)	3,394.6	5,153.6
Communication and information services	960.5	532.2
Other industries	9,784.1	8,412.6
Consumer	20,633.1	18,595.3

Total domestic	68,938.5	68,082.5

Foreign:
Governments and official institutions	315.4	350.9
Banks and other financial institutions(1)	2,021.0	2,495.5
Commercial and industrial	16,000.1	17,301.5
Other	2,585.5	2,383.6

Total foreign	20,922.0	22,531.5

Total	89,860.5	90,614.0

Unearned income, unamortized premiums—net and deferred loan fees—net	(80.7)	(84.8)

Total(2)	¥89,779.8	¥90,529.2

Notes:

(1)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥469.8 billion at March 31, 2008 and ¥76.5 billion at March 31, 2009, which are carried at the lower of cost or estimated fair value.
(3)	Classification of loans by industry, at March 31, 2008, were restated. See Note 6 to our consolidated financial statements included elsewhere in this Annual Report for further information.

Loans are our primary use of funds. The average loan balance accounted for 62.2% of total interest-earning assets for the fiscal year ended March 31, 2008 and 65.6% for the fiscal year ended March 31, 2009.

At March 31, 2009, our total loans were ¥90.53 trillion, representing an increase of ¥0.75 trillion from ¥89.78 trillion at March 31, 2008. Before unearned income, unamortized premiums—net and deferred loan fees—net, our loan balance at March 31, 2009 consisted of ¥68.08 trillion of domestic loans and ¥22.53 trillion of foreign loans, while the loan balance at March 31, 2008 consisted of ¥68.94 trillion of domestic loans and ¥20.92 trillion of foreign loans. Between March 31, 2008 and March 31, 2009, domestic loans decreased ¥0.86 trillion and foreign loans increased ¥1.61 trillion.

The overall decrease in domestic loans was mainly due to the continued economic recession, experienced throughout the fiscal year ended March 31, 2009. Within the domestic portfolio by industry segment, the loan balance related to banks and other financial institutions increased ¥1.76 trillion and the loan balance related to manufacturing increased ¥1.00 trillion, while the loan balance related to consumers decreased ¥2.04 trillion mainly due to the transition of consolidation status of Mitsubishi UFJ NICOS to MUFG.

The increase in foreign loans was mainly due to increased demand for loans from the commercial and industrial and the banks and other financial institutions during the fiscal year ended March 31, 2009. The recent disruptions in the global financial markets have limited the ability of businesses to obtain funding from the capital markets. As a result, loans to our foreign customers increased.

Allowance for Credit Losses, Nonperforming and Past Due Loans

The following table shows a summary of the changes in the allowance for credit losses for the fiscal years ended March 31, 2007, 2008 and 2009:

	Fiscal years ended March 31,
	2007	2008	2009
	(in billions)
Balance at beginning of fiscal year	¥913.0	¥993.5	¥1,050.7
Provision for credit losses	341.6	407.2	618.3
Charge-offs:
Domestic	(284.4)	(363.5)	(516.8)
Foreign	(13.9)	(6.3)	(44.3)

Total	(298.3)	(369.8)	(561.1)
Recoveries:
Domestic	28.2	23.8	21.1
Foreign	4.8	2.0	2.8

Total	33.0	25.8	23.9

Net charge-offs	(265.3)	(344.0)	(537.2)
Others(1)	4.2	(6.0)	(107.9)

Balance at end of fiscal year	¥993.5	¥1,050.7	¥1,023.9

Note:

(1)	“Others” principally include losses / (gains) from foreign exchange translation and adjustments related to deconsolidation of Mitsubishi UFJ NICOS.

As previously discussed, the provision for credit losses for the fiscal year ended March 31, 2009 was ¥618.3 billion, an increase of ¥211.1 billion from ¥407.2 billion for the fiscal year ended March 31, 2008. The increase in the provision for credit losses was mainly due to the general weakening of the financial condition of certain borrowers particularly overseas and small and medium sized borrowers.

For the fiscal year ended March 31, 2009, the ratio of the provision for credit losses of ¥618.3 billion to the average loan balance of ¥90.88 trillion was 0.68%, and that to the total average interest-earning assets of ¥138.43 trillion was 0.45%.

Charge-offs for the fiscal year ended March 31, 2009 were ¥561.1 billion, an increase of ¥191.3 billion from ¥369.8 billion for the fiscal year ended March 31, 2008. The increase in the charge-offs was mainly due to increases in the charge-offs for the domestic real estate and wholesale and retail segments.

The total allowance for credit losses at March 31, 2009 was ¥1,023.9 billion, a decrease of ¥26.8 billion from ¥1,050.7 billion at March 31, 2008 as we recorded a provision for credit losses of ¥618.3 billion, whereas we had net charge-offs of ¥537.2 billion.

The following table presents comparative data in relation to the principal amount of nonperforming loans sold and reversal of allowance for credit losses:

	Principal amount of loans(1)	Allowance for credit losses(2)	Loans, net of allowance	Reversal of allowance for credit losses
	(in billions)
For the fiscal year ended March 31, 2008	¥76.5	¥19.9	¥56.6	¥(11.8)
For the fiscal year ended March 31, 2009	¥21.3	¥8.2	¥13.1	¥(0.3)

Notes:

(1)	Represents principal amount after the deduction of charge-offs made before the sales of nonperforming loans.
(2)	Represents allowance for credit losses at the latest balance-sheet date.

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

In connection with the sale of loans including performing loans, we recorded net gains of ¥12.7 billion at March 31, 2008. The net losses on the sales of loans was ¥1.8 billion at March 31, 2009.

The following table summarizes the allowance for credit losses by component at March 31, 2008 and 2009:

	At March 31,
	2008	2009
	(in billions)
Allocated allowance:
Specific—specifically identified problem loans	¥544.6	¥547.2
Large groups of smaller balance homogeneous loans	129.1	58.8
Loans exposed to specific country risk	0.1	1.2
Formula—substandard, special mention and other loans	367.2	410.4
Unallocated allowance	9.7	6.3

Total allowance	¥1,050.7	¥1,023.9

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

Change in total allowance and provision for credit losses

At March 31, 2009, the total allowance for credit losses was ¥1,023.9 billion, representing 1.13% of our total loan portfolio. At March 31, 2008, the total allowance for credit losses was ¥1,050.7 billion, representing 1.17% of our total loan portfolio.

The total allowance decreased from ¥1,050.7 billion at March 31, 2008 to ¥1,023.9 billion at March 31, 2009 primarily as a result of an increase in charge-offs for nonperforming loans.

During the fiscal year ended March 31, 2009, there were no significant changes in our general allowance policy, which affected our allowance for credit losses for the period, resulting from directives, advice or counsel from governmental or regulatory bodies.

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

The following table summarizes nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments, at March 31, 2008 and 2009:

	At March 31,
	2008	2009
	(in billions, except percentages)
Nonaccrual loans:
Domestic:
Manufacturing	¥108.3	¥84.8
Construction	44.2	51.8
Real estate	161.6	231.6
Services	135.9	99.7
Wholesale and retail	152.9	135.8
Banks and other financial institutions	4.3	13.2
Communication and information services	43.2	36.2
Other industries	33.0	18.4
Consumer	303.6	189.8

Total domestic	987.0	861.3
Foreign	116.1	153.4

Total nonaccrual loans	1,103.1	1,014.7

Restructured loans:
Domestic:
Manufacturing	63.5	61.8
Construction	14.8	16.8
Real estate	118.4	56.3
Services	32.3	36.1
Wholesale and retail	30.9	27.9
Banks and other financial institutions	2.0	1.5
Communication and information services	2.6	15.9
Other industries	112.3	95.6
Consumer	54.6	67.8

Total domestic	431.4	379.7
Foreign	22.8	63.7

Total restructured loans	454.2	443.4

Accruing loans contractually past due 90 days or more:
Domestic	13.5	14.6
Foreign	3.0	6.4

Total accruing loans contractually past due 90 days or more	16.5	21.0

Total	¥1,573.8	¥1,479.1

Total loans	¥89,779.8	¥90,529.2

Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of total loans	1.75%	1.63%

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more decreased ¥94.7 billion from ¥1,573.8 billion at March 31, 2008 to ¥1,479.1 billion at March 31, 2009. The percentage of nonperforming loans to the total loans decreased to 1.63% at March 31, 2009 from 1.75% at March 31, 2008.

Total nonaccrual loans were ¥1,014.7 billion at March 31, 2009, a decrease of ¥88.4 billion from ¥1,103.1 billion at March 31, 2008. This decrease was mainly due to a decrease of ¥125.7 billion in domestic nonaccrual loans. The decrease of domestic nonaccrual loans was mainly due to a decrease ¥113.8 billion of consumer business resulted from the transition of consolidation status of Mitsubishi UFJ NICOS to MUFG.

Total restructured loans were ¥443.4 billion at March 31, 2009, a decrease of ¥10.8 billion from ¥454.2 billion at March 31, 2008. Domestic restructured loans decreased ¥51.7 billion to ¥379.7 billion at March 31, 2009 from ¥431.4 billion at March 31, 2008 mainly due to a decrease of 62.1 billion of real estate business that mainly resulted from the write-off of these nonperforming loans.

The following table summarizes the balances of impaired loans and related impairment allowances at March 31, 2008 and 2009, excluding smaller-balance homogeneous loans:

	At March 31,
	2008		2009
	Loan balance	Impairment allowance	Loan balance	Impairment allowance
	(in billions)
Requiring an impairment allowance	¥1,079.2	¥544.6	¥1,006.2	¥547.2
Not requiring an impairment allowance(1)	300.4	—	385.0	—

Total(2)	¥1,379.6	¥544.6	¥1,391.2	¥547.2

Percentage of the allocated allowance to total impaired loans	39.5%		39.3%

Notes:

(1)	These loans do not require an allowance for credit losses under SFAS No. 114 since the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired in the amount of ¥11.9 billion at March 31, 2008 and there were no loans held for sale that were impaired at March 31, 2009.

Impaired loans increased ¥11.6 billion from ¥1,379.6 billion at March 31, 2008 to ¥1,391.2 billion at March 31, 2009, reflecting the increase in impaired loans not requiring an impairment allowance.

The percentage of the allocated allowance to total impaired loans decreased 0.2 percentage points to 39.3% at March 31, 2009 from 39.5% at March 31, 2008.

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

Allocated allowance for large groups of smaller-balance homogeneous loans

The allocated credit loss allowance for large groups of smaller-balance homogeneous loans is focused on loss experience for the pools of loans rather than on an analysis of individual loans. Large groups of smaller-balance homogeneous loans primarily consist of first mortgage housing loans to individuals. The allowance for groups of performing loans is based on historical loss experience over a period. In determining the level of the allowance for delinquent loans, we classify groups of homogeneous loans based on the risk rating and/or the number of delinquencies. We determine the credit loss allowance for delinquent loans based on the probability of insolvency by the number of actual delinquencies and actual loss experience.

The allocated credit loss allowance for large groups of smaller-balance homogeneous loans was ¥58.8 billion at March 31, 2009, a decrease of ¥70.3 billion from ¥129.1 billion at March 31, 2008.

Allocated allowance for country risk exposure

The allocated credit loss allowance for country risk exposure is based on an estimate of probable losses relating to the exposure to countries that we identify as having a high degree of transfer risk. The countries to which the allowance for country risk exposure relates are decided based on a country risk grading system used to assess and rate the transfer risk to individual countries. The allowance is generally determined based on a function of default probability and expected recovery ratios, taking external credit ratings into account.

The allocated allowance for country risk exposure was increased approximately ¥1.1 billion from 0.1 billion at March 31, 2008 to ¥1.2 billion at March 31, 2009.

Formula allowance for substandard, special mention and unclassified loans

The formula allowance is calculated by applying estimated loss factors to outstanding substandard, special mention and unclassified loans. In evaluating the inherent loss for these loans, we rely on a statistical analysis that incorporates a percentage of total loans based on historical loss experience.

The formula allowance increased ¥43.2 billion from ¥367.2 billion at March 31, 2008 to ¥410.4 billion at March 31, 2009.

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

Executive management reviews these conditions quarterly in discussion with our senior credit officers. To the extent that any of these conditions are evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management’s estimate of the effect of such conditions may be reflected as a specific allowance. Where any of these conditions are not evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management’s evaluation of the probable loss related to such conditions is reflected in the unallocated allowance.

The unallocated allowance decreased ¥3.4 billion from ¥9.7 billion at March 31, 2008 to ¥6.3 billion at March 31, 2009. This decrease was primarily due to the impact of a decrease in evaluated loss factors for loans without allocated allowance.

Allowance for Off-balance-sheet Credit Instruments

In addition to the allowance for credit losses on the loan portfolio, we maintain an allowance for credit losses on off-balance-sheet credit instruments, including commitments of credit, guarantees and standby letters of credit. This allowance is included in other liabilities. With regard to the specific allocated allowance for specifically identified credit exposure and the allocated formula allowance, we apply the same methodology that we use in determining the allowance for loan credit losses. The allowance for credit losses on off-balance-sheet credit instruments was ¥73.7 billion at March 31, 2009, a decrease of ¥20.3 billion from ¥94.0 billion at March 31, 2008. The decrease in the allowance for credit losses on off-balance-sheet credit instruments was mainly due to the reduction of some off-balance-sheet credit.

Investment Portfolio

Our investment securities are primarily comprised of Japanese national government and Japanese government agency bonds, corporate bonds and marketable equity securities. Japanese national government and Japanese government agency bonds are mostly classified as securities available for sale. We also hold Japanese national government bonds which are classified as securities being held to maturity.

Historically, we have held equity securities of some of our customers for strategic purposes, in particular, to maintain long-term relationships with these customers. However, we have been reducing the aggregate value of our equity securities because we believe that from a risk management perspective reducing the price fluctuation risk in our equity portfolio is imperative. As of March 31, 2008 and 2009, the aggregate value of marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier I capital.

Investment securities decreased ¥4.40 trillion, from ¥34.71 trillion at March 31, 2008 to ¥30.31 trillion at March 31, 2009 due primarily to significant decreases in foreign governments and official institutions bonds, corporate bonds, mortgage-backed securities, asset-backed securities and marketable equity securities. These decreases were partially offset by increased purchases of Japanese national government and Japanese government agency bonds. Certain foreign debt securities of ¥8.66 trillion, which were previously included in foreign governments and official institutions bonds, corporate bonds, mortgage-backed securities and asset-backed securities were reclassified to trading securities upon election of the fair value option accounting under SFAS No. 159 at April 1, 2008. For marketable equity securities, the decline in stock prices of Japanese equity securities resulted in a decrease of our marketable equity securities.

The following table shows information as to the amortized costs and estimated fair values of our investment securities available for sale and being held to maturity at March 31, 2008 and 2009:

	At March 31,
	2008			2009
	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)
	(in billions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥13,453.5	¥13,482.9	¥29.4	¥20,293.1	¥20,335.2	¥42.1
Japanese prefectural and municipal bonds	192.7	197.7	5.0	267.9	272.5	4.6
Foreign governments and official institutions bonds	2,528.8	2,557.3	28.5	175.0	179.3	4.3
Corporate bonds	4,711.8	4,824.2	112.4	3,569.5	3,647.1	77.6
Mortgage-backed securities	3,366.2	3,365.1	(1.1)	619.1	611.1	(8.0)
Asset-backed securities, excluding mortgage-backed securities(1)	2,932.2	2,839.0	(93.2)	234.6	186.6	(47.9)
Other debt securities	12.2	11.9	(0.3)	21.6	20.1	(1.5)
Marketable equity securities	3,475.3	5,098.8	1,623.5	2,618.3	3,077.5	459.2

Total securities available for sale	¥30,672.7	¥32,376.9	¥1,704.2	¥27,799.1	¥28,329.4	¥530.4

Debt securities being held to maturity(2)	¥1,858.0	¥1,860.6	¥2.6	¥1,589.7	¥1,585.5	¥(4.2)

Notes:

(1)	AAA-rated products account for approximately 80% of our asset-backed securities.
(2)	See Note 5 to our consolidated financial statements included elsewhere in this Annual Report for more details.

Net unrealized gains on securities available for sale decreased ¥1.17 trillion from ¥1.70 trillion at March 31, 2008 to ¥0.53 trillion at March 31, 2009. This decrease consisted of a ¥1.16 trillion decrease in net unrealized gains on marketable equity securities and a ¥0.01 trillion decrease in net unrealized gains on debt securities. The decrease in net unrealized gains of ¥1.16 trillion on marketable equity securities was mainly due to the decrease in stock prices which negatively affected our holdings of Japanese equity securities.

The amortized cost of securities being held to maturity decreased ¥0.27 trillion compared to the previous fiscal year mainly due to the redemption of Japanese national government bonds classified as securities being held to maturity. On the other hand, some of our asset-backed securities were reclassified into securities being held to maturity from trading securities on January 30, 2009.

Cash and Due from Banks

Cash and due from banks at March 31, 2009 was ¥2.90 trillion, a decrease of ¥0.65 trillion from ¥3.55 trillion at March 31, 2008. The decrease was primarily due to a decrease in cash balances mainly in our domestic offices.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions. Interest-earning deposits in other banks at March 31, 2009 were ¥2.53 trillion, a decrease of ¥3.27 trillion from ¥5.80 trillion at March 31, 2008. This decrease primarily reflected a decrease in interest-earnings deposits in other banks of our domestic offices.

Goodwill

Goodwill at March 31, 2009 was ¥369.4 billion a decrease of ¥601.0 billion from ¥970.4 billion at March 31, 2008. This decrease was due to a goodwill impairment loss of ¥581.0 billion which was recognized for the fiscal year ended March 31, 2009, compared to impairment loss of ¥816.3 billion for the previous fiscal year. For further information, see “—A. Operating Results—Impairment of goodwill.”

Deferred Tax Assets

Deferred tax assets increased ¥0.99 trillion, from ¥0.86 trillion at March 31, 2008 to ¥1.85 trillion at March 31, 2009. This increase primarily reflected an increase in deferred tax assets for net investment securities losses due to a decline in the fair market value of equity and debt instruments, and an increase in deferred tax assets for accrued pension costs due to a decline in the fair market value of plan assets. This increase was partly offset by a decrease in deferred tax assets for utilized operating loss carryforwards.

Total Liabilities

At March 31, 2009, total liabilities were ¥152.76 trillion, an increase of ¥0.99 trillion from ¥151.77 trillion at March 31, 2008. This increase primarily reflected increases of ¥3.42 trillion in payables under repurchase agreements and ¥1.58 trillion in other short-term borrowings which offset decreases of ¥1.15 trillion in total deposits, ¥1.07 trillion in payables under securities lending transaction, ¥0.97 trillion in long-term debt and ¥0.47 trillion in other liabilities.

The appreciation of the Japanese yen against the US dollar and most of the other foreign currencies during the fiscal year ended March 31, 2009 decreased the Japanese yen amount of foreign currency-denominated liabilities by ¥6.67 trillion.

Deposits

Deposits are our primary source of funds. Total average balance of deposits decreased ¥1.32 trillion from ¥113.49 trillion for the fiscal year ended March 31, 2008 to ¥112.17 trillion for the fiscal year ended March 31, 2009, reflecting decreases of ¥1.58 trillion in average foreign interest-bearing deposits, ¥0.81 trillion in average domestic non-interest-bearing deposit and ¥0.58 trillion in average domestic deposit at notice, partially offset by an increase of ¥1.59 trillion in average domestic time deposits.

Domestic deposits increased ¥0.95 trillion from ¥96.54 trillion at March 31, 2008 to ¥97.49 trillion at March 31, 2009, while foreign deposits decreased ¥2.11 trillion from ¥18.86 trillion at March 31, 2008 to ¥16.75 trillion at March 31, 2009. Within domestic deposits, the balance of both non-interest-bearing deposits and interest-bearing deposits increased, partially in response to the attractive interest rates of our time deposits. The decrease in foreign interest-bearing deposits was mainly due to the withdrawal of large deposits by foreign financial institutions in response to the difficult market conditions following the global financial crisis and recession and the appreciation of the Japanese yen against the US dollar and other foreign currencies.

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

Short-term borrowings increased ¥3.73 trillion from ¥11.97 trillion at March 31, 2008 to ¥15.70 trillion at March 31, 2009. This increase was primarily attributable to an increase in other short-term borrowings which were comprised of borrowings from the Bank of Japan and other financial institutions.

Long-term Debt

Long-term debt at March 31, 2009 was ¥10.69 trillion, a decrease of ¥0.96 trillion from ¥11.65 trillion at March 31, 2008. This decrease was mainly due to a decrease of ¥0.31 trillion in the balance of certain straight bonds issued by us and a decrease of ¥0.81 trillion in the balance of unsubordinated bonds and notes payable in Japanese yen by our subsidiaries. For further information, see Note 14 to our consolidated financial statements included elsewhere in this Annual Report.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have shown a historically high rollover rate among our corporate customers and individual depositors. As of March 31, 2009, our deposits of ¥114.25 trillion exceeded our loans, net of allowance for credit losses of ¥89.51 trillion, by ¥24.74 trillion. These deposits provide us with a sizable source of stable and low-cost funds. While approximately 47.4% of certificates of deposit and time deposits mature within three months, we continuously monitor relevant interest rate characteristics of these funds and utilize asset and liability management techniques to manage the possible impact of the rollovers on our net interest margin and liquidity. Our average deposits, combined with average shareholder’s equity, funded 75.5% of our average total assets of ¥156.86 trillion during the fiscal year ended March 31, 2009.

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

Total Shareholder’s Equity

The following table presents a summary of our total shareholder’s equity at March 31, 2008 and 2009:

	At March 31,
	2008	2009
	(in billions, except percentages)
Preferred stock	¥125.0	¥125.0
Common stock	872.0	1,071.3
Capital surplus	5,884.0	6,709.4
Retained earnings (Accumulated deficit)	(710.8)	(1,885.6)
Accumulated other changes in equity (deficit) from nonowner sources, net of taxes	725.4	(661.4)
Loan receivable for constructive capital contribution from parent company	(228.5)	(467.0)
Parent company’s stock, at cost	(1.4)	(1.5)

Total shareholder’s equity	¥6,665.7	¥4,890.2

Ratio of total shareholder’s equity to total assets	4.21%	3.10%

Total shareholder’s equity decreased ¥1,775.5 billion, from ¥6,665.7 billion at March 31, 2008 to ¥4,890.2 billion at March 31, 2009. The ratio of total shareholder’s equity to total assets also showed a decrease of 1.11 percentage points from 4.21% at March 31, 2008 to 3.10% at March 31, 2009. The decrease in total shareholder’s equity, and the resulting decrease in the ratio to total assets, at March 31, 2009 were principally attributable to a decrease of ¥1,386.8 billion in accumulated other changes in equity from nonowner sources, net of taxes and an increase of ¥1,174.8 billion in accumulated deficit. They were partially offset by an increase of ¥825.4 billion in capital surplus. The decrease in accumulated other changes in equity from nonowner sources, net of taxes, was mainly due to declines in the Japanese stock market, which resulted in a decrease in net unrealized gain on investment securities available for sale. The increase in capital surplus was mainly due to issuance of common stock and sales of treasury stock.

Due to our holdings of a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our shareholder’s equity. The following table presents information relating to the accumulated net unrealized gains, net of taxes, in respect of investment securities classified as available for sale at March 31, 2008 and 2009:

	At March 31,
	2008	2009
	(in billions, except percentages)
Accumulated net unrealized gains on investment securities available for sale	¥762.8	¥54.2
Accumulated net unrealized gains to total shareholders’ equity	11.44%	1.11%

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

Capital Requirements for Banking Institutions in Japan

A Japanese banking institution is subject to the minimum capital adequacy requirements both on a consolidated basis and a stand-alone basis, and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary under the control of another company. Under the Financial Services Agency’s guidelines, capital is classified into three tiers, referred to as Tier I, Tier II and Tier III capital. Our Tier I capital generally consists of shareholder’s equity items, including common stock, non-cumulative preferred stock, capital surplus, minority interests and retained earnings (which includes deferred tax assets), but recorded goodwill and other items, such as treasury stock, are deducted from Tier I capital. Our Tier II capital generally consists of the amount (up to a maximum of 0.6% of credit risk-weighted assets) by which eligible reserves for credit losses exceeds expected losses in the internal ratings-based approach, or the IRB approach, and general reserves for credit losses, subject to a limit of 1.25% of modified risk-weighted assets determined by the partial use of the Standardized Approach (including a phased rollout of the IRB approach), 45% of the unrealized gains on investment securities classified as “securities available for sale”, 45% of the land revaluation excess, the balance of perpetual subordinated debt and the balance of subordinated term debt with an original maturity of over five years subject to certain limitations, up to 50% of Tier I capital. Our Tier III capital consists of short-term subordinated debt with an original maturity of at least two years, subject to certain limitations. At least 50% of the minimum capital requirements must be maintained in the form of Tier I capital.

The eligible regulatory capital set forth in the Financial Services Agency’s guidelines discussed above were modified as of March 31, 2007 to reflect the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework,” often referred to as “Basel II.

As of March 31, 2008 and 2009, we have calculated our risk-weighted assets in accordance with Basel II. In determining capital ratios under Basel II, we shifted from the foundation internal ratings-based approach, or the FIRB approach, to the advanced internal ratings-based approach, or the AIRB approach, to calculate capital requirements for credit risk as of the end of March 2009. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to the overall capital requirements and a few subsidiaries adopted a phased rollout of the internal ratings-based approach. Market risk is reflected in the risk-weighted assets by applying the Internal Models Approach to calculate general market risk and the Standardized Methodology to calculate specific risk. Under the Internal Models Approach, we principally use a historical simulation model to calculate value-at-risk amounts by estimating the profit and loss on our portfolio by applying actual fluctuations in the market rates and prices over a fixed period in the past. Under Basel II, we newly reflected operational risk in the risk-weighted assets by applying the Standardized Approach. Specifically, operational risk capital charge is determined based on the amount of gross profit allocated to business lines multiplied by a factor ranging from 12% to 18%.

For additional discussion of the calculation of our capital ratios under Basel II, see Note 20 to our consolidated financial statements included elsewhere in this Annual Report.

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

Capital Requirements for Banking Institutions in the United States

In the United States, UNBC and its banking subsidiary, Union Bank, our largest subsidiaries operating outside Japan, are subject to various regulatory capital requirements administered by US Federal banking agencies, including minimum capital requirements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, they must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under US regulatory accounting practices. Their capital amounts and prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

For a detailed discussion of the capital adequacy guidelines applicable to our US banking subsidiaries, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States—Bank Capital Requirements and Capital Distributions.”

Our Capital Ratios

The table below presents our consolidated total capital, risk-weighted assets and risk-adjusted capital ratios at March 31, 2008 and 2009. (Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency. The percentages in the tables below are rounded down.)

The consolidated total capital, risk-weighted assets and risk-adjusted capital ratios at March 31, 2008 have been restated. For further information, see Note 20 to our consolidated financial statements included elsewhere in this Annual Report.

	At March 31,		Minimum capital ratios required
	2008	2009
	(in billions, except percentages)
Capital components:
Tier I capital	¥7,037.6	¥6,127.6
Tier II capital includable as qualifying capital	3,917.6	3,709.5
Tier III capital includable as qualifying capital	—	—
Deductions from total qualifying capital	344.1	200.0

Total capital	¥10,611.1	¥9,637.1

Risk-weighted assets	¥94,686.9	¥80,173.9
Capital ratios:
Tier I capital	7.43%	7.64%	4.00%
Total risk-adjusted capital	11.20	12.02	8.00

Our Tier I capital ratio and total risk-adjusted capital ratio at March 31, 2009 were 7.64% and 12.02%, respectively. The increase in total risk-adjusted capital ratio was mainly due to a decrease in risk-weighted assets for credit risk.

Capital Ratios of Our Banking Subsidiaries in the United States

The table below presents the risk-adjusted capital ratios of UNBC and Union Bank at December 31, 2007 and 2008:

	At December 31,		Minimum capital ratios required	Ratios OCC requires to be “well-capitalized”
	2007	2008
UNBC:
Tier I capital (to risk-weighted assets)	8.30%	8.78%	4.00%	—
Tier I capital (to quarterly average assets)(1)	8.27	8.42	4.00	—
Total capital (to risk-weighted assets)	11.21	11.63	8.00	—
Union Bank:
Tier I capital (to risk-weighted assets)	8.20%	8.67%	4.00%	6.00%
Tier I capital (to quarterly average assets)(1)	8.20	8.31	4.00	5.00
Total capital (to risk-weighted assets)	10.38	11.01	8.00	10.00

Note:
(1)	Excludes certain intangible assets.

Management believes that, as of December 31, 2008 and June 30, 2009, UNBC and Union Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2008, the Office of the Comptroller of the Currency categorized Union Bank as “well-capitalized.” To be categorized as “well capitalized,” Union Bank must maintain minimum ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to quarterly average assets (the Leverage ratio) as set forth in the table. There are no conditions or events since that notification that management believes have changed Union Bank’s category.

Non-exchange Traded Contracts Accounted for at Fair Value

The use of non-exchange traded or over-the-counter contracts provides us with the ability to adapt to the varied requirements of a wide customer base while mitigating market risks. Non-exchange traded contracts are accounted for at fair value, which is generally based on pricing models or quoted market prices for instruments with similar characteristics. Gains or losses on non-exchange traded contracts are included in “Trading account profits—net” in our consolidated statements of operations included elsewhere in this Annual Report. The following table summarizes the changes in fair value of non-exchange traded contracts for the fiscal years ended March 31, 2008 and 2009:

	Fiscal years ended March 31,
	2008	2009
	(in millions)
Net fair value of contracts outstanding at beginning of fiscal year	¥3,359	¥8,505
Fair value of new contracts when entered into during the fiscal year	621	—
Other changes in fair value, principally revaluation at end of fiscal year	4,525	4,140

Net fair value of contracts outstanding at end of fiscal year	¥8,505	¥12,645

During the fiscal year ended March 31, 2009, the fair value of non-exchange traded contracts increased primarily due to a widening of the credit spread that composed our credit default options for the purpose of hedging our credit risks of the loan portfolio.

The following table summarizes the maturities of non-exchange traded contracts at March 31, 2009:

	Net fair value of contracts—unrealized gains
	Prices actively quoted	Prices based on models and other valuation methods
	(in millions)
Maturity after 1 year through 3 years	¥—	¥12,645

Total fair value	¥—	¥12,645

C.    Research and Development, Patents and Licenses, etc.

Not applicable.

D.    Trend Information

See the discussions in “—A. Operating Results” and “—B. Liquidity and Capital Resources.”

E.    Off-balance-sheet Arrangements

In the normal course of our business, we engage in several types of off-balance-sheet arrangements to meet the financing needs of our customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The following table summarizes these commitments at March 31, 2009:

	Amount of commitment by expiration period
	1 year or less	1-5 years	Over 5 years	Total
	(in billions)
Guarantees:
Standby letters of credit and financial guarantees	¥1,857	¥723	¥853	¥3,433
Performance guarantees	1,501	767	131	2,399
Derivative instruments	16,043	11,698	1,773	29,514
Other	128	—	—	128

Total guarantees	19,529	13,188	2,757	35,474

Other off-balance-sheet instruments:
Commitments to extend credit	38,174	9,137	496	47,807
Commercial letters of credit	527	3	—	530
Commitments to make investments	19	77	36	132
Other	2	—	—	2

Total other off-balance-sheet instruments	38,722	9,217	532	48,471

Total	¥58,251	¥22,405	¥3,289	¥83,945

See Note 23 to our consolidated financial statements, included elsewhere in this Annual Report, for a description of the nature of our guarantees and other off-balance-sheet instruments.

The contractual amounts of these guarantees and other off-balance-sheet instruments represent the amounts at risk should the contracts be fully drawn upon with a subsequent default by our customer and a decline in the value of the underlying collateral. Because many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. At March 31, 2009, approximately 69% of these commitments will expire within one year, 27% from one year to five years and 4% after five years. Such risks are monitored and managed as a part of our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.” In addition, in accordance with SFAS No. 5, “Accounting for Contingencies,” we evaluate off-balance-sheet arrangements in the manner described in Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

In the aggregate, the income generated from fees and commissions is one of our most important sources of revenue, which amounted to ¥683.8 billion during the fiscal year ended March 31, 2009. However, the fees generated specifically from off-balance-sheet arrangements are not a dominant source of our fees and commissions.

Some of our off-balance-sheet arrangements are related to the activities of special purpose entities. Such arrangements include the following types of special purpose entities, most of which are variable interest entities, or VIEs.

The following table presents, by type of VIE, the total assets of non-consolidated VIEs and the maximum exposures to non-consolidated VIEs at March 31, 2008 and 2009. For further information, see Note 24 to our consolidated financial statements included elsewhere in this Annual Report.

	2008		2009
Significant Non-Consolidated VIEs	Assets	Maximum exposure	Assets	Maximum exposure
	(in billions)
Asset-backed conduits	¥12,940.3	¥1,853.3	¥10,754.1	¥1,940.2
Investment funds	19,910.0	816.8	10,871.3	608.3
Special purpose entities created for structured financing	7,782.5	1,821.3	11,456.2	1,384.5
Repackaged instruments	72,060.7	2,262.0	57,326.5	1,779.8
Others	8,252.2	1,119.7	7,737.4	1,270.4

Total	¥120,945.7	¥7,873.1	¥98,145.5	¥6,983.2

We have off-balance-sheet arrangements primarily with the following types of special purpose entities:

Asset-backed Conduits

This category primarily comprises the following:

Multi-seller Conduits (BTMU-sponsored Asset-backed Commercial Paper, or ABCP, Conduits and Other ABCP Conduits)

We administer several conduits under asset-backed financing programs under which the conduits purchase financial assets from our customers, primarily trade accounts receivables, by issuing short-term financing instruments, primarily commercial paper, to third-party investors. Under the asset-backed financing programs, we act as an agent for the conduits, which enter into agreements with our customers where the customers transfer assets to the conduits in exchange for monetary consideration. We also underwrite commercial paper for the conduits that is secured by the assets held by them and provide program-wide liquidity and credit support facilities to the conduits. We receive fees related to the services we provide to the conduits and the program-wide liquidity and credit support. Because of the program-wide credit support that we provide as a sponsor in respect to the financing by the conduits, we are exposed to the majority of the expected variability of the conduits. Therefore, we consider ourselves to be the primary beneficiary and consolidate the multi-seller conduits. While we have significant involvement with the conduits, we have never provided financial or any other support that are not contractually required to provide in the past. In addition, the assets purchased by the conduits are of high quality in their credit standing and mostly short-term in nature. Therefore, we believe the risks involved in these transactions are significantly limited relative to the transaction size.

In addition to the entities described above, we participate as a provider of financing to several conduits that are administered by third parties. Most of these conduits are established under a multi-seller asset-backed financing program and we provide financing along with other financial institutions. With respect to these conduits, we are not considered as the primary beneficiary because our participation in the financing is not significant relative to the total financing provided by third parties or there is sufficient funding or financial support that is subordinate to the financing provided by us.

Asset-backed Conduits (BTMU-sponsored Asset-backed Loan, or ABL, Programs and Other Programs)

We administer several conduits under asset-backed financing program where we provide financing to fund the conduits’ purchases of financial assets, comprising primarily of trade accounts receivables, from our customers. We act as an agent and sponsor for the conduits, which enter into agreements with our customers where the customers transfer assets to the conduits in exchange for monetary consideration. In most cases we are the sole provider of financing that is secured by the assets held by the conduits and because of this reason, we are considered as the primary beneficiary. We have never provided financial or any other support that are not contractually required to provide in the past. In addition, the assets purchased by the conduits are of high quality in their credit standing and mostly short-term in nature. Therefore, we believe the risks involved in these transactions are significantly limited relative to the transaction size.

In addition, we are involved with entities, which take in most cases, the form of a trust, where originators of financial assets, which primarily comprise lease receivables, entrust the assets with trust banks and receive beneficial certificates in exchange. The originators then transfer the beneficiary certificates to us in exchange for cash. Because we participate in a majority of the economics generated from these entities through the beneficiary certificates that we hold, we are considered as the primary beneficiary and we consolidate these trusts.

We also participate as a provider of financing the ABL programs that are managed by third parties. We are not considered as the primary beneficiary of the entities used in these programs as our participation to financing is not significant relative to the total financing provided by the third parties or there is sufficient funding or financial support that is subordinate to the financing provided by us.

Investment Funds

This category primarily comprises the following:

Corporate Recovery Funds

These entities are established by fund managers, which are unrelated to us, for the purpose of investing in debt or equity instruments issued by distressed companies. After investment, the fund managers work closely with the management of the issuers and attempt to enhance corporate value by various means including corporate restructuring and reorganization. Their exit strategies include, among other things, sales to others and Initial Public Offerings, or IPOs.

Typically, these entities take the form of a limited partnership which is entirely funded by general and limited partner interests. In some cases, the general partners of the partnerships are entities that have no substantive decision making ability. The fund managers that establish these partnerships assume investment management and day-to-day operation by entering into asset management contracts with the general partners. These partnerships are, therefore, financing vehicles and as such are considered as VIEs. In other cases, the general partners have substantive decision making ability but the partnerships are considered as VIEs when the general partners’ investments in the partnerships are considered as non-substantive, usually based on the percentage interest held, and they do not have substantive limited partner interests.

We participate in these partnerships as a limited partner. While our share in partnership interests is limited in most cases, we are the only limited partner in some cases and we consolidate these partnerships as the primary beneficiary.

Our non-voting interests in these funds amounted to ¥24.4 billion at March 31, 2008 and ¥13.4 billion at March 31, 2009, respectively. In addition, at March 31, 2009, we had commitments to make additional contributions up to ¥7.7 billion to these funds.

Private Equity Funds

We are involved in venture capital funds that are established by either our group entities or fund managers unrelated to us. These entities have specific investment objectives in connection with their acquisition of equity interests, such as providing financing and other support to start-up businesses, medium and small entities in a particular geographical area, and to companies with certain technology or companies in a high-growth industry.

These entities typically take the form of limited partnerships and usually are entirely funded by general and limited partner interests. The general partners of the partnerships in some cases are entities that have no substantive decision making ability. The fund managers that establish these partnerships assume investment management and day-to-day operation by entering into asset management contracts with the general partners. These partnerships are therefore financing vehicles and as such are considered as VIEs. In other cases, the general partners have substantive decision making ability and the partnerships are considered as VIEs even when the general partners’ investments in the partnerships are considered as non-substantive, usually based on the percentage interest held, and they do not have substantive limited partner interests.

We participate in these partnerships as a general partner or a limited partner. While our share in partnership interests is limited in most cases, we provide most of the financing to the partnerships in some cases and we consolidate them as the primary beneficiary.

We made contributions to these funds amounting to ¥13.4 billion at March 31, 2009. At March 31, 2009, in accordance with the applicable limited partnership agreements, we had commitments to make additional contributions up to ¥6.1 billion when required by the fund management companies.

Investment Trusts

We invest in investment trusts that are professionally managed collective investment schemes which pool money from many investors and invest in, among others, equity and debt securities. Most of these funds take the form of a trust where there is a separation in investment decisions, which is assumed by an investment manager who has no investment in a trust, and ownership through beneficiary interests issued by a trust are owned by investors. Therefore, these investment trusts are considered as VIEs. We consolidate investment trusts when we own a majority of the interests issued by investment trusts.

Buy-out Financing Vehicles

We provide financing to buy-out vehicles. The vehicles are established by equity investments from, among others, private equity funds or the management of target companies for the purpose of purchasing equity shares of target companies. Along with other financial institutions, we provide financing to buy-out vehicles in the form of loans. While the buy-out vehicles’ equity is normally substantive in amount and the rights and obligations associated with it, in some cases the vehicles have equity that is insufficient to absorb variability primarily because the amount provided by equity investors is nominal in nature. These vehicles are considered as VIEs and an assessment as to whether we are the primary beneficiary is required. In most cases, however, we mitigate our risk by requiring third-party guarantees with collateral or reducing our exposure to an adequate level by providing loans as one of several lenders. As a result, we are not considered as the primary beneficiary of these entities.

Special Purpose Entities Created for Structured Financing

This category primarily comprises the following:

Leveraged Leasing Vehicles

These entities are established to raise funds to purchase or build equipment and machinery including commercial vessels, passenger and cargo aircrafts, production equipment and other machinery, for the purpose of leasing them to lessees who use the equipment and machinery as part of their business operations. These entities typically take the form of a limited partnership or a special purpose company where they fund their purchases of equipment and machinery via senior and subordinate financing. In some cases, the entities are funded only by senior financing or there is a guarantee provided to the senior financing by parties unrelated to those providing the senior financing. In most cases, we participate in the senior financing and do not participate in the subordinate financing or provide guarantees. The subordinate financing or the third-party guarantee is substantive and would absorb expected variability generated by the assets held by the entities. In exceptional cases where there is no guarantee from a third-party or there is not sufficient subordinate financing, we consolidate the entities as the primary beneficiary. In some limited cases, we provide a residual value guarantee to the leased assets. Based on expected loss analysis, we determined that we do not participate in the majority of expected variability of the entities involved and do not consolidate these entities.

Project Financing Vehicles

These entities are established to raise funds in connection with, among other things, production of natural resources, construction and development of urban infrastructure (including power plants and grids, highways and ports), and the development of real estate properties or complexes. These projects typically involve special purpose companies which issue senior and subordinate financing to raise funds in connection with the various projects. The subordinate financing is usually provided by parties that will ultimately make use of the assets constructed or developed. By contrast, the senior financing is typically provided by financial institutions, including us. Because our participation in the financing is limited or there is sufficient subordinate financing, we are not considered as the primary beneficiary of these entities and do not consolidate these entities.

Sale and Leaseback Vehicles

We are involved with vehicles that acquire assets, primarily real estate, from our clients and other unrelated parties where the sellers of the assets continue to use the assets through leaseback agreements. These vehicles typically take the form of a limited partnership where the general partner has effectively no decision making ability because an equity holder of the general partner serves a perfunctory role. Therefore, these vehicles are considered as VIEs. The subordinated financing of these vehicles is usually provided by the sellers of the assets, with our providing senior financing for the vehicles. The subordinated financing of these entities absorbs the expected variability generated from the assets held and as such, we are not considered as the primary beneficiary.

Securitization of Client Real Estate Properties

These entities are established for the purpose of securitizing real estate properties held by our customers. In most cases, these entities take the form of a limited partnership or a special purpose company. These entities are designed to have non-substantive decision making ability because the general partner or an equity holder serves a perfunctory role. The entities are typically funded by senior and subordinated financing where the original owners of the properties provide the subordinated financing, primarily in the form of partnership interests or subordinated notes, and financial institutions, including us, provide senior financing in the form of senior loans. The subordinated financing of these entities absorbs the expected variability generated from the assets held and as such, we are not considered as the primary beneficiary.

Repackaged Instruments

This category primarily comprises the following:

Investments in Financially-Engineered Products

We are involved in special purpose entities that have been established to issue financial products through the engineering and repackaging of existing financial instruments, such as collateralized debt obligations, or CDOs, and synthetic CDOs. These special purpose entities are considered as VIEs because they do not have substantive decision making ability. These special purpose entities are arranged and managed by parties that are not related to us. Our involvement with these entities is for investment purposes. In most cases, we participate as one of many other investors and we typically hold investments in senior tranches or tranches with high credit ratings. Therefore, we are not considered as the primary beneficiary except in limited circumstances where we hold the majority of instruments issued by a single-tranche vehicle.

Investments in Securitized Financial Instruments

We hold investments in special purpose entities that issue securitized financial products. The assets held by the special purpose entities include credit card receivables and residential mortgage loans. These entities are established and managed by parties that are unrelated to us and our involvement with these entities is for our own investment purposes. In all cases, we participate as one of many other investors and we hold investments with high credit ratings. Therefore, we are not considered as the primary beneficiary of these entities.

Others

This category primarily comprises the following:

Financing Vehicles of our Customers

We are involved with several entities that are established by our customers. These entities borrow funds from financial institutions and extend loans to their group entities. These entities effectively work as fund-raising vehicles for their respective group companies and enable the groups to achieve efficient financing by integrating their financing activities into a single entity. In all cases we are not considered as the primary beneficiary, either because we participate as one of two or more lenders, and therefore, our participation is less than a majority, and/or there is a substantive third-party guarantee provided with respect to our loans.

Funding Vehicles

We have established several wholly-owned, off-shore vehicles which issue securities, typically preferred stock that is fully guaranteed by us, to investors unrelated to us to fund purchases of debt instruments issued by us. These entities are considered as VIEs because our investment in the vehicles’ equity is not considered at risk and substantive as the entire amount raised by the vehicles was used to purchase debt instruments issued by us. As the third-party investors participate in the economics of these financing vehicles, as well as the vehicles themselves, these financing vehicles are not considered as our subsidiaries.

Securitization of our Assets

We established entities to securitize our own financial assets that include, among others, corporate and retail loans and lease receivables. The entities used for securitization, which typically take the form of special purpose companies and trusts, are established by us and, in most cases, issue senior and subordinate interests or financing. Where we retain subordinate interests or financing, we are considered as the primary beneficiary of the entities and we consolidate them. In some cases, all financing is provided by us but there is a substantive third-party guarantee, or most of the interests or financing issued by the entities is transferred to investors unrelated to us. In these cases, we do not consider ourselves as the primary beneficiary.

Troubled Borrowers

During the normal course of business, our borrowers may experience financial difficulties and sometimes enter into certain transactions that require us to assess whether they would be considered as VIEs due to their difficult financial position. While in most cases such borrowers are not considered as VIEs when the transactions take place, in limited circumstances they are considered as VIEs due to insufficient equity. In all cases, however, we are not considered as the primary beneficiary based on our assessment of scenario-based probability-weighted cash flow analysis.

F.    Tabular Disclosure of Contractual Obligations

In the normal course of our business, we enter into contractual agreements whereby we commit to future purchases of products or services from unaffiliated parties. The following table shows a summary of our contractual obligations at March 31, 2009:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	Over 5 years	Total
	(in billions)
Contractual obligations:
Time deposit obligations	¥41,680	¥5,350	¥885	¥89	¥48,004
Long-term debt obligations	1,037	2,241	1,495	5,866	10,639
Capital lease obligations	17	21	5	3	46
Operating lease obligations	27	31	22	66	146
Purchase obligations	14	17	54	35	120

Total(1)(2)	¥42,775	¥7,660	¥2,461	¥6,059	¥58,955

Notes:

(1)	The total amount of expected future pension payments is not included in the above table or the total amount of commitments outstanding at March 31, 2009 as such amount is not currently determinable. We expect to contribute approximately ¥37.0 billion to the plan assets for the pension benefits and other benefits for our employees for the fiscal year ending March 31, 2010. For further information, see Note 15 to our consolidated financial statements included elsewhere in this Annual Report.
(2)	The above table does not include unrecognized tax benefits and interest and penalties related to income tax associated with FIN No. 48. For further information, see Note 10 to our consolidated financial statements included elsewhere in this Annual Report.

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

A.    Directors and Senior Management

The following table sets forth the members of our board of directors as of July 31, 2009, together with their respective dates of birth and positions. The terms of office of all directors will expire at the close of the ordinary general meeting of shareholders to be held in 2010.

Name (Date of Birth)	Positions at BTMU	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ
Nobuo Kuroyanagi (December 18, 1941)	Chairman (Representative Director)	April 1965 June 1992 April 1996 June 1996 June 2001 June 2002 June 2004 October 2005 January 2006 April 2008

Joined Mitsubishi Bank

Director of Mitsubishi Bank

Director of Bank of Tokyo-Mitsubishi

Managing Director of Bank of Tokyo-Mitsubishi

Managing Executive Officer of Bank of Tokyo-Mitsubishi

Deputy President of Bank of Tokyo-Mitsubishi

President of Bank of Tokyo-Mitsubishi

President and CEO of MUFG (current)

President of BTMU

Chairman of BTMU (current)

Director of Isetan Mitsukoshi Holdings Ltd. (current)

		June 2009	Director of Honda Motor Co., Ltd. (current) Statutory Auditor of Mitsubishi Heavy Industries, Ltd. (current)

Takamune Okihara (July 11, 1951)	Deputy Chairman (Representative Director)	April 1974 March 2001 January 2002 May 2003 May 2004 January 2006 April 2008

Joined Sanwa Bank

Executive Officer of Sanwa Bank

Executive Officer of UFJ Bank

Senior Executive Officer of UFJ Bank

President and CEO of UFJ Bank

Deputy President of BTMU

Deputy Chairman and in charge of the Internal Audit & Credit Examination Division of BTMU (current)

Katsunori Nagayasu (April 6, 1947)	President (Representative Director)	May 1970 June 1997 June 2000 October 2001	Joined Mitsubishi Bank Director of Bank of Tokyo-Mitsubishi Managing Director of Nippon Trust Bank Managing Director of Mitsubishi Trust and Banking Corporation
		June 2002	Managing Director of Bank of Tokyo-Mitsubishi
		January 2005	Senior Managing Director of Bank of Tokyo-Mitsubishi
		May 2005	Deputy President of Bank of Tokyo-Mitsubishi
		January 2006	Deputy President of BTMU
		April 2008	President of BTMU (current)
Director of MUFG (current)

Takao Kawanishi (November 23, 1948)	Deputy President (Representative Director)	April 1972 June 1999 April 2001 January 2002 May 2003 May 2004 January 2006

Joined Sanwa Bank

Executive Officer of Sanwa Bank

Executive Officer of UFJ Holdings

Managing Executive Officer of UFJ Bank

Senior Executive Officer of UFJ Bank

Director and Senior Executive Officer of UFJ Bank

Managing Director of BTMU

Name (Date of Birth)	Positions at BTMU	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ
October 2007 April 2008

Senior Managing Director of BTMU

Deputy President and Chief Executive of the Corporate Banking Business Unit of BTMU (current)

Managing Officer and Group Head, Integrated Corporate Banking Business Group of MUFG (current)

Tatsuo Tanaka (September 19, 1949)	Deputy President (Representative Director)	April 1973 June 2001 May 2004	Joined Bank of Tokyo Executive Officer of Bank of Tokyo-Mitsubishi Managing Executive Officer of Bank of Tokyo-Mitsubishi
		January 2006 April 2008	Managing Executive Officer of BTMU Senior Managing Executive Officer of BTMU Managing Officer and Deputy Group Head, Integrated Corporate Banking Business Group of MUFG (current)
		June 2008	Deputy President and Chief Executive of the Global Business Unit of BTMU (current)

Toshiro Toyoizumi (October 26, 1949)	Deputy President (Representative Director)	April 1973 June 2001 May 2004	Joined Mitsubishi Bank Executive Officer of Bank of Tokyo-Mitsubishi Managing Executive Officer of Bank of Tokyo-Mitsubishi
		January 2006 April 2008 June 2009	Managing Executive Officer of BTMU Senior Managing Executive Officer of BTMU Deputy President in charge of Western Region of Japan of BTMU (current)

Nobuyuki Hirano (October 23, 1951)	Deputy President (Representative Director)	April 1974 June 2001 May 2005	Joined Mitsubishi Bank Executive Officer of Bank of Tokyo-Mitsubishi Managing Executive Officer of Bank of Tokyo-Mitsubishi
		June 2005 October 2005 January 2006 October 2008	Managing Director of Bank of Tokyo-Mitsubishi Director of MUFG Managing Director of BTMU Senior Managing Director of BTMU
		March 2009	Director of Morgan Stanley (current)
		June 2009	Deputy President of BTMU (current)
Managing Officer in charge of MUFG/MS Strategic Alliance Office of MUFG (current)

Tamotsu Kokado (November 8, 1950)	Deputy President (Representative Director)	April 1974 April 2000 January 2002 May 2003 January 2006 October 2008 June 2009

Joined Tokai Bank

Executive Officer of Tokai Bank

Executive Officer of UFJ Bank

Managing Executive Officer of UFJ Bank

Managing Executive Officer of BTMU

Senior Managing Executive Officer of BTMU

Deputy President in charge of Central Region of Japan of BTMU (current)

Takashi Hara (August 24, 1951)	Senior Managing Director (Representative Director)	April 1975 January 2002 May 2005 January 2006 June 2008 May 2009

Joined Sanwa Bank

Executive Officer of UFJ Bank

Managing Executive Officer of UFJ Bank

Managing Executive Officer of BTMU

Managing Director

Senior Managing Director in charge of the Human Resources Division of BTMU(current)

Name (Date of Birth)	Positions at BTMU	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ
Takashi Nagaoka (March 3, 1954)	Managing Director (Representative Director)	April 1976 June 2003 January 2006 May 2006 April 2008

Joined Mitsubishi Bank

Executive Officer of Bank of Tokyo-Mitsubishi

Executive Officer of BTMU

Managing Executive Officer of BTMU

Managing Officer and Group Head, Integrated Retail Banking Business Group of MUFG (current)

		June 2008	Managing Director and Chief Executive, Retail Banking Business Unit of BTMU (current)

Takeshi Ogasawara (August 1, 1953)	Managing Director (Representative Director)	April 1977 May 2004 January 2006 May 2007 June 2008 May 2009

Joined Tokai Bank

Director and Executive Officer of UFJ Bank

Executive Officer of BTMU

Managing Executive Officer of BTMU

Managing Director of BTMU

Managing Director and Chief Compliance Officer , and in charge of the Corporate Risk Management Division, the Information Security Management Division and the Credit Policy & Planning Division of BTMU (current)

		June 2009	Managing Officer and Deputy Chief Compliance Officer of MUFG (current)

Hitoshi Suzuki (January 8, 1954)	Managing Director (Representative Director)	April 1977 June 2005 January 2006 April 2008 June 2008

Joined Mitsubishi Bank

Executive Officer of Bank of Tokyo-Mitsubishi

Executive Officer of BTMU

Managing Executive Officer of BTMU

Managing Director and Chief Executive, the Global Markets Unit of BTMU (current)

Takehiko Nemoto (August 20, 1953)	Managing Director (Representative Director)	April 1976 June 2004 January 2006 October 2008 May 2009

Joined Mitsubishi Bank

Executive Officer of Bank of Tokyo-Mitsubishi

Executive Officer of BTMU

Managing Executive Officer of BTMU

Managing Officer in charge of the Operations & Systems Planning Division of MUFG (current)

		June 2009	Managing Director and Chief Executive, Corporate Services of BTMU (current)

Takashi Oyamada (November 2, 1955)	Managing Director (Representative Director)	April 1979 June 2005 January 2006 January 2009 June 2009

Joined Mitsubishi Bank

Executive Officer of Bank of Tokyo-Mitsubishi

Executive Officer of BTMU

Managing Executive Officer of BTMU

Managing Director in charge of the Corporate Administration Division, the Corporate Planning Division, the Public Relations Division and the CSR Promotion Division of BTMU (current)

Director of MUFG (current)

Name (Date of Birth)	Positions at BTMU	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ
Hiroshi Saito (July 13, 1951)	Director (Outside Director)	April 1974	Joined Mitsubishi Trust and Banking Corporation
		June 2002	Executive officer of Mitsubishi Trust and Banking Corporation
		October 2005	Executive officer of MUTB
		June 2006	Managing Director of MUTB
		June 2007	Director of BTMU (current)
Senior Managing Director and Chief Financial Officer of MUFG (current)

Kunio Ishihara (October 17, 1943)	Director (Outside Director)	April 1966	Joined The Tokio Marine and Fire Insurance Company Limited
		June 1995	Director of The Tokio Marine and Fire Insurance Company Limited
		June 1998	Managing Director of The Tokio Marine and Fire Insurance Company Limited
		June 2000	Senior Managing Director of The Tokio Marine and Fire Insurance Company Limited
		June 2001	President of The Tokio Marine and Fire Insurance Company Limited
		April 2002	President of Millea Holdings, Inc.
		October 2004	President of Tokio Marine & Nichido Fire Insurance Co., Ltd.
		January 2006	Director of BTMU (current)
		June 2007	Chairman of the Board of Tokio Marine & Nichido Fire Insurance Co., Ltd. (current)
Chairman of the Board of Millea Holdings, Inc.
		June 2008	Senior Vice President of Japan Airlines Corporation (current)
		July 2008	Chairman of the Board of Tokio Marine Holdings, Inc. (formerly Millea Holdings, Inc.) (current)

Teruo Ozaki (December 29, 1944)	Director (Outside Director)	November 1974 January 2002 October 2003 March 2004	Registered as a certified public accountant Deputy Managing Partner of Asahi & Co. Managing Partner of Teruo Ozaki & Co. (current) Corporate Auditor of Kirin Holdings Company, Limited (current)
		June 2004	Corporate Auditor of Tokai Rubber Industries, Ltd. (current)
		August 2004	CEO, President of Andersen Business Associates Inc. (current)
		October 2004	Director of UFJ Bank
		June 2005	Director of Daikyo Incorporated (current)
		January 2006	Director of BTMU (current)
		June 2006	Director of Orix Corporation (current)

The following table sets forth our corporate auditors as of July 31, 2008, together with their respective dates of birth and positions.

Name (Date of Birth)	Positions at BTMU	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ
hTatsunori Imagawa (October 15, 1943)	Corporate Auditor (full-time)	April 1966 June 1993 April 1996 May 1997 June 2002 May 2003 April 2004 October 2005 June 2006 April 2007

Joined Mitsubishi Bank

Director of Mitsubishi Bank

Director of Bank of Tokyo-Mitsubishi

Managing Director of Bank of Tokyo-Mitsubishi

Senior Managing Director of Bank of Tokyo-Mitsubishi

Senior Managing Director of MTFG

Deputy President of MTFG

Deputy President of MUFG

Corporate Auditor of BTMU (current)

Corporate Auditor of Mitsubishi UFJ Lease & Finance Company Limited (current)

†Jun Sato (October 26, 1951)	Corporate Auditor (full-time)	April 1975 June 2002 January 2006 May 2007 June 2009	Joined Bank of Tokyo Executive Officer of Bank of Tokyo-Mitsubishi Executive Officer of BTMU Managing Executive Officer of BTMU Corporate Auditor of BTMU (current)

hAkira Enomoto (June 1, 1953)	Corporate Auditor (full-time)	April 1977 September 2004 January 2006 June 2006	Joined Tokai Bank Executive Officer of UFJ Bank Executive Officer of BTMU Corporate Auditor of BTMU (current)

‡ Hiroshi Sato (January 2, 1958)	Corporate Auditor (full-time)	April 1980 June 2007 June 2008	Joined Mitsubishi Bank Executive Officer of BTMU Corporate Auditor of BTMU (current)

‡ Tsutomu Takasuka (February 11, 1942)	Corporate Auditor (full-time)	April 1967 April 2004	Registered as a certified public accountant Professor at Bunkyo Gakuin University (current)
		October 2004 June 2005 October 2005 January 2006	Corporate Auditor of Bank of Tokyo-Mitsubishi Corporate Auditor of MTFG Corporate Auditor of MUFG (current) Corporate Auditor of BTMU (current)

†Kotaro Muneoka (October 30, 1940)	Corporate Auditor	April 1964 June 1997 April 1999 April 2001 June 2001 June 2003

Joined Hitachi, Ltd.

Board Director of Hitachi, Ltd.

Senior Managing Director of Hitachi, Ltd.

Board Director of Hitachi, Ltd.

Corporate Auditor of Hitachi, Ltd.

Board Director Member of Audit Committee of Hitachi, Ltd.

		June 2005	Director of Hitachi High-Technologies Corporation (current)
		January 2006	Corporate Auditor of BTMU (current)
		June 2007	Chairman of Hitachi Software Engineering Co., Ltd. (current) Advisor of Hitachi, Ltd. (current)

Name (Date of Birth)	Positions at BTMU	Business activities performed inside and outside Bank of Tokyo-Mitsubishi UFJ
†Kenji Matsuo (June 22, 1949)	Corporate Auditor	April 1973 July 2001	Joined Meiji Life Insurance Company Director and General Manager of Meiji Life Insurance Company
		January 2004	Director and General Manager of Meiji Yasuda Life Insurance Company
		April 2005	Managing Director of Meiji Yasuda Life Insurance Company
		December 2005	President of Meiji Yasuda Life Insurance Company
		January 2006	Non-Voting Director of Societe Generale (current)
		June 2006 July 2006	Director of Nikon Corporation (current) President Director, Representative Executive Officer of Meiji Yasuda Life Insurance Company (current)
		June 2007	Corporate Auditor of CHUBU Electric Power Co., Ltd. (current)
		June 2009	Corporate Auditor of BTMU (current)

‡Tetsuya Nakagawa (September 24, 1951)	Corporate Auditor	April 1977 April 2004	Registered as an attorney-at-law Professor at the Law School of Kokugakuin University (current)
		June 2004	Corporate Auditor of Bank of Tokyo-Mitsubishi
		January 2006	Corporate Auditor of BTMU (current)

h	Term expires at the close of the ordinary general meeting of shareholders to be held in 2010.

†	Term expires at the close of the ordinary general meeting of shareholders to be held in 2013.

‡	Term expires at the close of the ordinary general meeting of shareholders to be held in 2012.

B.    Compensation

The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by us and our subsidiaries during the fiscal year ended March 31, 2009 to our directors and corporate auditors was ¥914 million and ¥238 million, respectively.

Prior to June 27, 2007, in accordance with customary Japanese practice and when a director or corporate auditor retired, a proposal to pay a retirement allowance was submitted at the shareholder’s general meeting for approval. We have elected to discontinue such practice of paying a retirement allowance to our directors and corporate auditors as of June 27, 2007. We, however, obtained a one-time shareholder’s approval on June 27, 2007 for the incumbent directors and corporate auditors (except for those newly elected at the shareholder’s meeting on June 27, 2007) to be paid a lump sum retirement allowance up to an aggregate amount of ¥2.5 billion in the future at the time of their retirement. Of this amount, ¥1,240 million remains to be paid. We set aside a reserve in the same amount for such retirement allowances. We also continue to pay retirement allowances to our directors and corporate auditors who retired prior to the discontinuation of the practice of paying retirement allowances for the prescribed number of years under its prior practice.

As part of our compensation structure, a stock-based compensation plan that includes our directors and corporate auditors was approved on June 27, 2007. On November 21, 2007, the board of directors adopted a plan entitled “First Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.” that includes our directors, corporate auditors and certain of our officers. Under the stock-based compensation plan, on December 6, 2007, an aggregate of 4,136 stock acquisition rights were allotted to our directors and an aggregate of 741 stock acquisition rights were allotted to our corporate auditors for their respective services to us and our subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per share of common stock. The stock acquisition rights were subject to a one-year vesting period. The rights are exercisable until December 5, 2037, but only after the date on which a grantee’s service to us terminates. The fair value of each stock acquisition right was ¥103,200.

As part of our compensation structure, on June 26, 2008, the board of directors adopted another stock-based compensation plan entitled “Second Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.” that includes our directors, corporate auditors and certain of our officers. Under the stock-based compensation plan, on July 15, 2008, an aggregate of 4,061 stock acquisition rights were allotted to our directors and an aggregate of 818 stock acquisition rights were allotted to our corporate auditors for their respective services to us and our subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per share of common stock. The stock acquisition rights are subject to a one-year vesting period. The rights are exercisable until July 14, 2038, but only after the date on which a grantee’s service to us terminates. The fair value of each stock acquisition right was ¥92,300.

As part of our compensation structure, on June 25, 2009, the board of directors adopted another stock-based compensation plan entitled “Third Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.” that includes our directors, corporate auditors and certain of our officers. Under the stock-based compensation plan, on July 14, 2009, an aggregate of 8,231 stock acquisition rights were allotted to our directors and an aggregate of 1,334 stock acquisition rights were allotted to our corporate auditors for their respective services to us and our subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per share of common stock. The stock acquisition rights are subject to a one-year vesting period. The rights are exercisable until July 13, 2039, but only after the date on which a grantee’s service to us terminates. The fair value of each stock acquisition right was ¥48,700.

C.     Board Practices

Our Articles of Incorporation provide that the number of directors shall not exceed twenty and that the number of corporate auditors shall not exceed eight. Our shareholders elect directors usually at our ordinary general meeting of shareholders for one-year terms. Our shareholders also elect corporate auditors usually at our ordinary general meeting of shareholders for four-year terms.

We currently have seventeen directors, including three outside directors. Our board of directors has ultimate responsibility for the administration of our affairs. Our board of directors is empowered to appoint by resolution, representative directors from among the directors who may represent us severally. Our board of directors shall and may also appoint from their members by resolution a chairman, a deputy chairman, a president, deputy presidents, senior managing directors and managing directors. Deputy presidents assist the president. Senior managing directors and the managing directors assist the president and deputy presidents, if any, in the management of our day-to-day business.

There are no contracts between any of our directors and us to provide for benefits upon termination of their employment.

Under the Company Law, directors must refrain from engaging in any business that is in competition with us or any transaction to which we are a counterparty, unless approved by a board resolution. No director may vote on a proposal, arrangement or contract in which that director is deemed to have a specific interest.

Neither the Company Law nor our Articles of Incorporation contain special provisions as to the borrowing power exercisable by a director, to the retirement age of our directors and corporate auditors or to a requirement of our directors and corporate auditors to hold any shares of our capital stock.

The Company Law requires a resolution of the board of directors for a company to determine the execution of important business affairs, to acquire or dispose of material assets, to borrow substantial amounts of money, to employ or discharge executive officers and other important employees to establish internal control systems, to establish, change or abolish material corporate organizations, such as a branch office, to issue bonds and to exempt a director from liability to the company in accordance with applicable laws and regulations.

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

The Company Law permits two types of governance systems for large companies. The first system is for companies with corporate auditors and the other is for companies with audit, nomination and compensation committees. In accordance with the Company Law, we have elected to adopt a corporation governance system based on corporate auditors. If a company has corporate auditors, it is not obliged to have any audit, nomination and compensation committees. In addition, a foreign private issuer that has a board of auditors similar to our board of corporate auditors is not required to have an audit committee pursuant to Rule 10A-3 under the US Exchange Act. In an effort to further enhance our corporate governance, however, we have voluntarily established an internal audit and compliance committee composed of directors to supplement the activities of our corporate auditors. Likewise, a company is not obliged to have any outside directors if it has corporate auditors. Although we have adopted a board of corporate auditors, we have three outside directors as a part of our efforts to further enhance our corporate governance.

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

D.    Employees

As of March 31, 2009, we had approximately 56,000 employees, compared to approximately 59,100 as of March 31, 2008 and 60,100 as of March 31, 2007. In addition, as of March 31, 2009, we had approximately 32,100 part-time and temporary employees. The following tables show the percentages of our employees in our different business units and geographically, as of March 31, 2009. Most of our employees are members of our employees’ union, which negotiates on behalf of employees in relation to remuneration and working conditions.

Business unit
Retail Banking Business Unit	27%
Corporate Banking Business Unit	18
Global Business Unit	34
Global Markets Unit	2
Operations and Systems Unit	12
Corporate Center/Independent Divisions	7

100%

Location
Japan	65%
United States of America	21
Europe	3
Asia/Oceania excluding Japan	10
Other areas	1

100%

E.    Share Ownership

All of our outstanding shares of common stock and preferred stock are directly or indirectly owned by Mitsubishi UFJ Financial Group, Inc.

Item 7.	Major Shareholders and Related Party Transactions.

A.    Major Shareholders

Common Stock

All of our issued shares of common stock are directly or indirectly owned by Mitsubishi UFJ Financial Group, Inc. The holders of our common stock appearing on the register of shareholders as of March 31, 2009, and the number and the percentage of such shares held by them, were as follows:

Name	Number of shares held	Percentage of total shares in issue
Mitsubishi UFJ Financial Group, Inc.(1)	10,826,584,122	99.94%
Mitsubishi UFJ Trust and Banking Corporation(1)(2)	6,800,000	0.06

Total	10,833,384,122	100.00%

Notes:

(1)	Japanese resident
(2)	A wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc.

Preferred Stock

All of our issued preferred stock have no voting rights except as otherwise provided by law or by other provisions of our Articles of Incorporation. The holders of our preferred stock appearing on the register of shareholders as of March 31, 2009, and the number and the percentage of such shares held by them, were as follows:

First series of class 2 preferred stock

Name	Number of shares held	Percentage of total shares in issue
Mitsubishi UFJ Financial Group, Inc.	100,000,000	100.00%

Total	100,000,000	100.00%

First series of class 4 preferred stock

Name	Number of shares held	Percentage of total shares in issue
Bank of Tokyo-Mitsubishi UFJ (treasury stocks)	79,700,000	100.00%

Total	79,700,000	100.00%

First series of class 6 preferred stock

Name	Number of shares held	Percentage of total shares in issue
Mitsubishi UFJ Trust and Banking Corporation	1,000,000	100.00%

Total	1,000,000	100.00%

First series of class 7 preferred stock

Name	Number of shares held	Percentage of total shares in issue
Mitsubishi UFJ Financial Group, Inc.	156,000,000	88.14%
Bank of Tokyo-Mitsubishi UFJ (treasury stocks)	21,000,000	11.86

Total	177,000,000	100.00%

B.    Related Party Transactions

We had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2009, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial, and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features. In addition, we entered into various arrangements with Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities, our affiliates, which, like us, are wholly-owned subsidiaries of Mitsubishi UFJ Financial Group, Inc.

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

As part of our compensation structure, a stock-based compensation plan that includes our directors and corporate auditors was approved on June 27, 2007. On November 21, 2007, the board of directors adopted a plan entitled “First Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.” that includes our directors, corporate auditors and certain of our officers. Under the stock-based compensation plan, on December 6, 2007, an aggregate of 4,136 stock acquisition rights were allotted to our directors and an aggregate of 741 stock acquisition rights were allotted to our corporate auditors for their respective services to BTMU and its subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per share of common stock. The stock acquisition rights were subject to a one-year vesting period. The rights are exercisable until December 5, 2037, but only after the date on which a grantee’s service to BTMU terminates. The fair value of each stock acquisition right was ¥103,200.

As part of our compensation structure, on June 26, 2008, the board of directors adopted another stock-based compensation plan entitled “Second Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.” that includes our directors, corporate auditors and certain of our officers. Under the stock-based compensation plan, on July 15, 2008, an aggregate of 4,061 stock acquisition rights were allotted to our directors and an aggregate of 818 stock acquisition rights were allotted to our corporate auditors for their respective services to BTMU and its subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per share of common stock. The stock acquisition rights are subject to a one-year vesting period. The rights are exercisable until July 14, 2038, but only after the date on which a grantee’s service to BTMU terminates. The fair value of each stock acquisition right was ¥92,300.

As part of our compensation structure, on June 25, 2009, the board of directors adopted another stock-based compensation plan entitled “Third Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.” that includes our directors, corporate auditors and certain of our officers. Under the stock-based compensation plan, on July 14, 2009, an aggregate of 8,231 stock acquisition rights were allotted to our directors and an aggregate of 1,334 stock acquisition rights were allotted to our corporate auditors for their respective services to us and our subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per share of common stock. The stock acquisition rights are subject to a one-year vesting period. The rights are exercisable until July 13, 2039, but only after the date on which a grantee’s service to us terminates. The fair value of each stock acquisition right was ¥48,700.

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

Distributions

Our board of directors submits a recommendation for an annual dividend for our shareholders’ approval at the ordinary general meeting of shareholders customarily held in June of each year. The annual dividend is usually distributed immediately following shareholders’ approval to holders of record at the end of the preceding fiscal year. In addition to annual dividends, we may make cash distributions by way of interim dividends to shareholders of record as of September 30 of each year from our retained earnings as of the end of the preceding fiscal year by resolution of our board of directors. For the fiscal year ended March 31, 2009, we declared an annual dividend of ¥5.45 per share of common stock.

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

As of August 1, 2009, our authorized common stock capital was 15,000,000,000 shares of common stock with no par value, and a total of 10,833,384,122 shares of common stock were issued. Each of the shares issued and outstanding is fully paid and non-assessable.

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

Share Unit (tan-gen kabu) System

Our Articles of Incorporation provide that 1,000 shares constitute one unit of shares regardless of whether the shares are shares of common stock or shares of preferred stock. Our board of directors is permitted to reduce the number of shares constituting a unit or to abolish the share unit system with respect to the shares in its entirety by amending our Articles of Incorporation without approval by shareholders. The number of shares constituting a unit is not permitted to exceed 1,000 shares. A holder of shares constituting less than one unit may require us to purchase such shares at a price mutually agreed upon. Under this system, a shareholder will have one vote for each unit of shares held by it (holders of preferred stock are entitled to voting rights under certain limited circumstances, as described below). Shares not constituting a full unit will carry no voting rights. For calculation of the quorum for various voting purposes, we will exclude the aggregate number of shares representing less than one unit from the number of voting rights. A holder of shares representing one or more whole units will have one vote for each one unit of shares, except as stated in “—Voting Rights.” Except as otherwise described above and so far as there are no restrictions stated in the issuing company’s Articles of Incorporation, holders of shares constituting less than one unit will have all the rights granted to shareholders under the Company Law.

General Meeting of Shareholders

The ordinary general meeting of our shareholders is usually held in June of each year in Tokyo. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice to shareholders who are entitled to vote at the relevant general meeting of shareholders.

Voting Rights

A holder of shares of common stock is generally entitled to one voting right for each unit of common stock held. Our following shares of common stock are not entitled to voting rights even when such shares constitute a whole unit, and such shares of common stock are not considered when determining whether a quorum exists for a shareholders’ meeting:

•	treasury stock;

•	shares held by a company in which we, we and our subsidiaries or our subsidiaries own 25% or more of the total voting rights; and

•

shares issued after the record date as a result of exercise of stock acquisition rights, fractional shareholders becoming a shareholder of a whole unit share, and in exchange for acquisition of our preferred stock.

On the other hand, holders of certain class of preferred stock (under certain circumstances as described below) shall be entitled to a voting right for each unit of preferred stock held; for example, when a proposal to pay the full amount of preferential dividends on any class of preferred stock in compliance with the terms of such preferred stock is not included in the agenda of the ordinary general meeting of shareholders. See “—Preferred Stock.”

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

Stock Acquisition Rights

We may issue stock acquisition rights (shinkabu yoyakuken), which in the United States are often in the form of warrants, or bonds with stock acquisition rights that cannot be detached (shinkabu yoyakuken-tsuki shasai), which in the United States are often in the form of convertible bonds or bonds with non-detachable warrants. Except where the issuance would be on “specially favorable” conditions, the issuance of stock acquisition rights or bonds with stock acquisition rights may be authorized by a resolution of our board of directors. Upon exercise of the stock acquisition rights, the holder of such rights may acquire shares by paying the applicable exercise price or, if so determined by a resolution of our board of directors, by making a substitute payment, such as having the convertible bonds redeemed for no cash in lieu of the exercise price.

Liquidation Rights

Upon our liquidation, the assets remaining after payment of all debts, liquidation expenses, taxes and preferred distributions to holders of shares of our preferred stock will be distributed among the holders of shares of our common stock in proportion to the number of shares they own.

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

•

from a specific party, if authorized by our board of directors and we give a public notice or notice thereof to all of the shareholders and opportunity to apply for the repurchase (if we repurchase any class of our preferred stock, a notice thereof to all of our shareholders of the class of the preferred stock and opportunity to apply for the repurchase); or

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

For additional information on our treasury stocks as of March 31, 2009, see “Item 7. Major Shareholders and Related Party Transactions”

Preferred Stock

The following is a summary of information concerning the shares of our preferred stock, including brief summaries of the relevant provisions of our Articles of Incorporation, the share handling regulations and the Company Law as currently in effect. The detailed rights of our preferred stock are set out in our Articles of Incorporation and the resolutions of our board of directors relating to the issuance of the relevant stock.

General

Under our Articles of Incorporation, we are authorized to issue four classes of preferred stock totaling 357,700,000 shares of preferred stock, including 100,000,000 shares of class 2 preferred stock, 79,700,000 shares of class 4 preferred stock, 1,000,000 shares of class 6 preferred stock and 177,000,000 shares of class 7 preferred stock. Shares of our preferred stock have equal preference over shares of our common stock in respect of dividend entitlements and distribution upon our liquidation, but holders of our preferred stock are not entitled to vote at general meetings of shareholders, subject to the exceptions provided under our Articles of Incorporation. As of August 1, 2009, 100,000,000 shares of class 2 preferred stock, 79,700,000 shares of class 4 preferred stock, 1,000,000 shares of class 6 preferred stock and 177,000,000 shares of class 7 preferred stock were issued.

We may acquire shares of class 2 preferred stock at ¥2,500 per share, in whole or in part, on or after February 22, 2010, shares of class 6 preferred stock at ¥5,700 per share, in whole or in part, on or after November 13, 2012 and shares of class 7 preferred stock at ¥2,500 per share, in whole or in part, on or after April 1, 2014.

Preferred Dividends

In priority to the payment of dividends to holders of our common stock, the expected amount of preferred dividends payable each fiscal year for each class of our preferred stock is set forth below:

•	class 2 preferred stock: ¥60.00 per share;

•	class 4 preferred stock: ¥18.60 per share;

•	class 6 preferred stock: ¥210.90 per share; and

•	class 7 preferred stock: ¥115.00 per share (¥43.00 per share for the fiscal year ended March 31, 2009).

In the event that our board of directors decides to pay an interim dividend to holders of record of our common stock as of September 30 of any year, we will, in priority to the payment of that interim dividend, pay a preferred interim dividend in the amount specified in our Articles of Incorporation to holders of record of our preferred stock as of September 30 of any year of the same time. The amount of any preferred interim dividend will be deducted from the preferred dividend payable on preferred stock in respect of the same fiscal year.

No payment of dividends on our shares of preferred stock or any other shares can be made unless we have a sufficient distributable amount and a resolution to distribute such distributable amount is obtained at the relevant ordinary general meeting of shareholders, in the case of annual preferred dividends or at the board of directors, in the case of preferred interim dividends.

Dividends on our preferred stock are non-cumulative. If the full amount of any dividend is not declared on our preferred stock in respect of any fiscal year, holders of our preferred stock do not have any right to receive dividends in respect of the deficiency in any subsequent fiscal year, and we will have no obligation to pay the deficiency or to pay any interest regardless of whether or not dividends are paid in respect of any subsequent fiscal year. The holders of our preferred stock are not entitled to any further dividends or other participation in or distribution of our profits, except for distribution under certain corporate split proceedings as stated in our Articles of Incorporation.

Liquidation Rights

In the event of our voluntary or involuntary liquidation, record holders of our preferred stock will be entitled to receive out of our residual assets upon liquidation a distribution as set forth below.

•	class 2 preferred stock: ¥2,500 per share;

•	class 4 preferred stock: ¥2,000 per share;

•	class 6 preferred stock: ¥5,700 per share; and

•	class 7 preferred stock: ¥2,500 per share.

The holders of our preferred stock are not entitled to any further dividends or other participation in or distribution of our residual assets upon our liquidation.

Voting Rights

No holder of our preferred stock has the right to receive notice of, or to vote at, a general meeting of shareholders, except as otherwise specifically provided under our Articles of Incorporation or other applicable law. Under our Articles of Incorporation, holders of a unit of our preferred stock will be entitled to receive notice of, and have one voting right per unit of preferred stock at, our general meetings of shareholders:

•	from the commencement of any ordinary general meeting of shareholders if an agenda for approval to declare a preferred dividend is not submitted to such meeting or

•	from the close of any ordinary general meeting of shareholders if a proposed resolution to declare a preferred dividend is not approved at such meeting.

In each case, holders of our preferred stock will be entitled to receive notice of and vote at the relevant general meetings of shareholders unless and until such time as a resolution of an ordinary general meeting of shareholders declaring a preferred dividend is passed.

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

US Taxation

The following sets forth the material US federal income tax consequences of the ownership of our debt securities by a US holder, as defined below. This summary is based on US federal income tax laws, including the US Internal Revenue Code of 1986, or the Code, its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions, and on the Convention between the US of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Tax Convention, all of which are subject to change, possibly with retroactive effect.

The following summary is not a complete analysis or description of all potential US federal income tax consequences to a particular US holder. It does not address all US federal income tax considerations that may be relevant to all categories of potential purchasers, certain of which (such as banks or other financial institutions, insurance companies, dealers in securities, tax exempt entities, non US persons, persons holding a debt security as part of a “straddle,” “hedge,” conversion or integrated transaction, holders whose “functional currency” is not the US dollar, persons holding debt securities through a partnership or other pass through entity, US expatriates, holders liable for alternative minimum tax and holders of 10% or more of our voting shares) are subject to special tax treatment. This summary also does not address any foreign, state, local or other tax consequences of an investment in our debt securities. This summary assumes that investors will hold our debt securities as capital assets within the meaning of Section 1221 of the Code.

As used herein, a “US holder” of a debt security means a holder that is for US federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to US federal income tax regardless of its source; or

•

a trust (1) the administration of which is subject to the primary supervision of a court within the United States and one or more US persons has the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable US Treasury regulations to be treated as a US person.

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

•

provides a correct taxpayer identification number on a properly completed Internal Revenue Service Form W-9 or substitute form, certifies that the US holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against the US holder’s US federal income tax liability or refundable to the extent that it exceeds such liability if the US holder provides the required information to the Internal Revenue Service. If a US holder is required to and does not provide a correct taxpayer identification number, the US holder may be subject to penalties imposed by the Internal Revenue Service. All US holders should consult their tax advisors as to their qualification for the exemption from backup withholding and the procedure for obtaining an exemption, if available.

We urge US holders to consult their own tax advisors concerning the US federal, state and local and other tax consequences to them of the purchase, ownership and disposition of our debt securities.

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

Internal capital adequacy assessment based on regulatory capital is carried out by using capital adequacy ratio and Tier I ratio calculated from risk-weighted assets and capital which are stipulated in the capital adequacy regulation. The holding company compares these figures with its target figures—a capital ratio of 12% and Tier I ratio of 8%—when formulating its internal risk-weighted assets plan and capital plan. In addition, capital adequacy and Tier I ratios are regularly calculated and reported to management during the fiscal year in order to monitor internal capital adequacy.

Internal capital adequacy assessment based on economic capital is carried out within the framework of the capital allocation system, which allocates capital in accordance with credit risk, strategic equity portfolio risk, market risk, and operational risk. Included within these risks are credit concentration risk and interest rate risk in the banking book as stipulated by the Second Pillar of Basel II. Each risk is calculated using the basic assumptions of a confidence interval of 99% and a holding period of one year. The total risk amount, taking into account the effect of diversification and net unrealized gains on other securities available for sale, is compared with Tier I capital to assess internal capital adequacy, and the capital allocation plan is then formulated. Thereafter, the use of allocated capital is regularly checked against the plan during the fiscal year, including risk assessment with a 99.9% confidence interval, and compared with Tier 1 capital to provide ongoing monitoring of internal capital adequacy.

When drawing up a regulatory capital plan and economic capital plan, both methods undergo stress testing. The plans for regulatory and economic capital are formulated following detailed analysis of the impact of the stress testing on capital and risk, and an assessment of internal capital adequacy.

We utilize a similar framework to assess our internal capital adequacy.

Implementation of Basel II

Basel II is a comprehensive regulatory framework for ensuring the soundness and stability of the international banking system. It is based on “three pillars”: (1) minimum capital requirements, (2) the self-regulation of financial institutions based on supervisory review process, and (3) market discipline through the disclosure of information. The goal of Basel II is to have these three pillars mutually reinforce each other to ensure the effectiveness of regulations. In addition, with respect to credit risk and operational risk, as compared to the previous framework, Basel II provides more risk-sensitive approaches and a range of options for measuring risks and determining the capital requirements. As a result, Basel II also reflects the nature of risks at each bank more closely. Basel II has been applied to Japanese banks since March 31, 2007.

Based on the principles of Basel II, we have adopted the Advanced Internal Ratings-Based Approach to calculate its capital requirements for credit risk since March 31, 2009. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to our overall capital requirements and a few subsidiaries have adopted a phased rollout of the internal ratings-based approach. We have adopted the Standardized Approach to calculate its capital requirements for operational risk. As for market risk, we have adopted the Internal Models Approach mainly to calculate general market risk and adopted the Standardized Method to calculate specific risk.

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

Notes:

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

With respect to the operation of each business unit, we aim to manage the risks relating to those of our assets and liabilities that expose us to risks such as interest rate risk and exchange rate risk by entering into various hedging transactions using marketable securities and derivatives, including futures, options and swaps. As part of our market risk management activities, we use certain derivative financial instruments to better manage our interest rate and currency exposures. We maintain an overall interest rate risk management strategy that incorporates the use of interest rate contracts to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. We enter into interest rate swaps and other contracts as part of our interest rate risk management strategy primarily to alter the interest rate sensitivity of its loans, investment securities and deposit liabilities. Our principal objectives in risk management include asset and liability management. Asset and liability management is viewed as one of the methods for us to manage our interest rate exposures on interest-bearing assets and liabilities. Interest rate contracts, which are generally non-leveraged generic interest rate and basis swaps, options and futures, allow us to effectively manage our interest rate risk position. Option contracts primarily consist of caps, floors, swaptions and options on index futures. Futures contracts used for asset and liability management activities are primarily index futures providing for cash payments based upon the movement of an underlying rate index. We enter into forward exchange contracts, currency swaps and other contracts in response to currency exposures resulting from on-balance sheet assets and liabilities denominated in foreign currencies in order to limit the net foreign exchange position by currency to an appropriate level.

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

Illustrations of Market Risks for the Fiscal Year Ended March 31, 2009

Trading activities.    For the fiscal year ended March 31, 2009, the average daily VaR (holding period: ten days; confidence level: 99%) for our trading activities on a consolidated basis was ¥6.94 billion. It was mainly comprised of a foreign exchange rate risk of ¥4.85 billion and an interest rate risk of ¥4.84 billion. A simple summation of VaR by risk factor does not equate with the overall VaR, due to the diversification effect within the portfolio.

The VaR at the end of the fiscal year ended March 31, 2009 was ¥5.57 billion which was almost equal to the previous fiscal year ended VaR of ¥5.61 billion. During the fiscal year ended March 31, 2009, the maximum VaR was ¥14.50 billion and the minimum was ¥3.74 billion. Average daily VaI (holding period: ten days, confidence level: 99%) on a consolidated basis was ¥1.51 billion with a maximum of ¥2.42 billion and minimum of ¥0.47 billion.

VaR for Trading Activities (10 day—99%)

April 1, 2008—March 31, 2009

Risk category	Daily average	High(1)	Low(1)	March 31, 2009
	(in billions)
Interest rate	¥4.84	¥7.68	¥2.95	¥4.23
Yen	2.24	4.72	0.84	1.85
Dollars	3.91	6.82	0.96	3.60
Foreign exchange rate	4.85	11.67	1.36	5.29
Equity	0.05	0.24	0.00	0.00
Commodity	—	—	—	—
Less diversification effect	(2.80)	—	—	(3.95)

Overall Portfolio	¥6.94	¥14.50	¥3.74	¥5.57

Note:

(1)	The high and low figure for each risk category occurred on different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The daily average VaR by quarter in the fiscal year ended March 31, 2009 was as follows:

Quarter	Daily average VaR
(in billions)
April—June 2008	¥5.33
July—September 2008	5.38
October—December 2008	10.08
January—March 2009	6.93

Non-trading activities.    For the fiscal year ended March 31, 2009, the average daily VaR (holding period: ten days; confidence level: 99%) for our non-trading activities, excluding market risks related to strategic equity investments, measured using the same standard used for our trading activities, was ¥313.5 billion. It was mainly comprised of an interest rate risk of ¥287.4 billion followed by an equity risk of ¥49.5 billion. A simple summation of VaR by risk factor does not equate with the overall VaR, due to the diversification effect within the portfolio.

The VaR at the end of the fiscal year ended March 31, 2009, was ¥456.9 billion, and approximately 93% of total VaR for Non-Trading Activities (without diversification effect) consists of interest rate change. The maximum VaR was ¥468.2 billion and the minimum VaR was ¥200.3 billion. Average daily VaI (holding period: ten days; confidence level: 99%) on a consolidated basis was ¥121.1 billion with a maximum of ¥256.0 billion and a minimum of ¥28.7 billion.

VaR for Non-Trading Activities (10 day—99%)

April 1, 2008—March 31, 2009

Risk category	Daily average	High(1)	Low(1)	March 31, 2009
	(in billions)
Interest rate	¥287.4	¥447.9	¥170.5	¥435.7
Yen	129.8	197.4	83.4	133.4
Dollars	165.7	312.2	79.8	308.1
Euro	22.9	33.9	15.6	30.8
Equity	49.5	65.1	33.1	35.2

Overall Portfolio(1)	¥313.5	¥468.2	¥200.3	¥456.9

Note:

(1)	The high and low figure for each risk category occurred on different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

For our non-trading activities, most of the market risk stems from interest rate risk. (We do not include our strategic investments in equity in our non-trading activities. Risks related to these strategic investments are discussed below.) Interest rate average daily VaR by quarter in the fiscal year ended March 31, 2009 was as follows:

Quarter	Daily average VaR
(in billions)
April—June 2008	¥188.0
July—September 2008	198.8
October—December 2008	344.1
January—March 2009	423.5

Backtesting.    We conduct backtesting to verify the reasonableness of VaR calculated through our internal models, comparing daily reported VaR with actual daily gains or losses (realized gains/losses plus increase/decrease in unrealized gains).

In the fiscal year ended March 31, 2009, actual gains/losses did not exceed VaR on any trading day. This means that our VaR model provided reasonably accurate measurements during the fiscal year ended March 31, 2009.

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

Our simulations indicated that each one point change in the TOPIX would have had an impact on the value of our equity portfolio of approximately ¥3.7 billion as of March 31, 2009 and approximately ¥3.4 billion as of March 31, 2008. These simulations analyze data for our entire equity portfolio. Therefore, it is important to note that the actual results may differ from our expectations because of the price fluctuations of individual holdings.

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

Settlement Risk Management

Settlement Risk occurs when we pay out cash, securities or other assets as contractually agreed externally before we receive payment from the counterparty to the transaction. It arises whenever the exchange of cash, securities and/or other assets is not simultaneous. Although risk is inherent in the fundamental banking function of settlement, banks generally have not been as aware of settlement risk as they have of other forms of risk because settlements have been the source of relatively few problems.

By its nature, settlement risk contains elements of credit risk, liquidity risk and operations risk, and corporate level control is necessary for these risks.

Settlement risk on many of our transactions is substantially mitigated through being effected via assured payment systems, or on a delivery-versus-payment / payment-versus-payment basis. For reducing foreign exchange settlement risk, we use Continuous Linked Settlement, or CLS. We are a shareholder of CLS and also active participant in many industry initiatives to reduce settlement risks.

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

Operations Risk Management

Operations risk is defined as the risk of incurring losses that might be caused by negligence of proper operational processing, or by incidents or misconduct by either officers or staffs. Operations Services Planning Division Operations Risk Management Office manages operations risk by having any operational incidents reported, analyzing causes, formulating and implementing proper preventive measures. We also maintain an operational incidents database which enables us to better evaluate and control operations risk through statistical analysis. Furthermore, we aim to secure the accuracy of our operations by strengthening operations procedures, reducing manual operations by introducing straight-through processing and working to enhance the skills and expertise of our staffs through continuous in-house training.

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

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

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

Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2009.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2009 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that BTMU maintained effective internal control over financial reporting as of March 31, 2009.

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

Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, there has been no change in our internal control over financial reporting that has materially affected or is reasonably likely to materially affect our internal control over financial reporting, except the change stated below.

Following our merger with UFJ Bank in January 2006, we have integrated our operations with those of the UFJ Bank’s operations. The integration of our existing systems into a new common IT system was completed in December 2008.

Item 16A.	Audit Committee Financial Expert.

Our board of corporate auditors has determined that Mr. Tatsunori Imagawa and Mr. Tsutomu Takasuka are “audit committee financial experts” as defined in Item 16A of Form 20-F. See “Item 6. C. Directors, Senior Management and Employees—Board Practices” for a discussion of our board of corporate auditors.

Mr. Imagawa has served as General Manager of the New York Branch of the Mitsubishi Bank and General Manager of the Corporate Planning Division of the Bank of Tokyo-Mitsubishi, Ltd. He has also served as Deputy President of Mitsubishi UFJ Financial Group, Inc. In those roles, he supervised and coordinated the preparation of financial statements and various financial reports filed with US governmental authorities.

Mr. Takasuka has served as Corporate Auditor of the Bank of Tokyo-Mitsubishi, Ltd. since October 2004 and continued in that capacity after the merger that created Bank of Tokyo-Mitsubishi UFJ. He has spent most of his business career auditing Japanese corporations as a certified public accountant and has been a professor at Bunkyo Gakuin University since April 2004.

Mr. Takasuka is an “outside corporate auditor” under Japanese law, while Mr. Imagawa is not.

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

A copy of the sections of the Ethical Framework and Code of Conduct, our compliance rules, our compliance manual and our employee work rules relating to the “code of ethics” (as defined in paragraph (b) of

Item 16B. of Form 20-F) is incorporated by reference in this Annual Report. No amendments to those sections of the Ethical Framework and Code of Conduct, our compliance rules and our compliance manual have been made, and no waivers of the code of ethics, compliance rules and compliance manual have been granted to our principal executive officer, principal financial officer, principal accounting officer, directors and corporate auditors, during the fiscal year ended March 31, 2009.

Item 16C.	Principal Accountant Fees and Services.

Fees and Services of Deloitte Touche Tohmatsu LLC

The aggregate fees billed by Deloitte Touche Tohmatsu LLC, our independent auditor, for the fiscal years ended March 31, 2008 and 2009 are presented in the following table:

	2008	2009
	(in millions)
Audit fees	¥3,351	¥3,350
Audit-related fees	200	508
Tax fees	186	181
All other fees	66	37

Total	¥3,803	¥4,076

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

Pre-Approval Policies and Procedures for Services by Deloitte Touche Tohmatsu LLC

The board of corporate auditors of our holding company, Mitsubishi UFJ Financial Group, Inc., performs the pre-approval function required by applicable SEC rules and regulations. Effective May 1, 2003, the board of corporate auditors of Mitsubishi Tokyo Financial Group, Inc. has established pre-approval policies and procedures that we and our subsidiaries must follow before engaging Deloitte Touche Tohmatsu LLC to perform audit and permitted non-audit services.

When we or any of our subsidiaries intend to engage Deloitte Touche Tohmatsu LLC to perform audit and permitted non-audit services, the relevant company must make an application for pre-approval on either a periodic or case-by-case basis.

•	Periodic application is an application for pre-approval made each fiscal year for services that are expected to be provided by Deloitte Touche Tohmatsu LLC during the next fiscal year.

•

Case-by-case application is an application for pre-approval made on a case-by-case basis for services to be provided by Deloitte Touche Tohmatsu LLC that are not otherwise covered by the periodic application.

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

For the fiscal year ended March 31, 2009, approximately 0.1% of total fees were approved by the board of corporate auditors of our holding company, Mitsubishi UFJ Financial Group, Inc., pursuant to Regulation S-X 2-01(c)(7)(i)(C).

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The issuer has not made any purchases of shares registered pursuant to section 12 of the Securities Exchange Act of 1934, during the fiscal year ended March 31, 2009.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance.

Not applicable.

PART III

Item 17.	Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this Annual Report.

Item 18.	Financial Statements.

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report.

Item 19.	Exhibits.

Exhibit	Description

1(a)	Articles of Incorporation of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended and restated on October 31, 2008. (English Translation)(1)

1(b)	Regulations of the Board of Directors of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended on April 1, 2007. (English Translation)(4)

1(c)	Regulations on Corporate Meetings of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended on May 19, 2009. (English Translation)(1)

1(d)	Regulations on the Handling of Shares of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended and restated on October 31, 2008. (English Translation)(1)

2	Indenture dated as of February 25, 2000 between The Bank of Tokyo-Mitsubishi, Ltd. and The Chase Manhattan Bank.(2)

4(a)	Agreement and Plan of Merger among UnionBanCal Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Merger Sub, dated as of August 18, 2008.(5)

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of ethics of Mitsubishi UFJ Financial Group, Inc. and compliance rules, compliance manual and employee work rules of The Bank of Tokyo-Mitsubishi UFJ, Ltd. applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation of relevant sections)(3)

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).(1)

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the US Code (18 U.S.C. 1350).(1)

Notes:

(1)	Filed herewith.
(2)	Incorporated by reference from our Annual Report on Form 20-F filed on August 17, 2001.
(3)	Incorporated by reference from our Annual Report on Form 20-F filed on September 28, 2006.
(4)	Incorporated by reference from our Annual Report on Form 20-F filed on September 21, 2007.
(5)	Incorporated by reference from our Annual Report on Form 20-F filed on September 19, 2008.

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

On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc., or MTFG, the parent company of The Bank of Tokyo-Mitsubishi, Ltd., or BTM, merged with UFJ Holdings, Inc., or UFJ Holdings, the parent company of UFJ Bank Limited, or UFJ Bank, with MTFG being the surviving entity. Upon consummation of the merger, MTFG changed its name to Mitsubishi UFJ Financial Group, Inc., or MUFG. The merger was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries were recorded at fair value as of October 1, 2005. Therefore, although the merger of BTM with UFJ Bank occurred and BTM changed its name to The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, on January 1, 2006, the results of operations of UFJ Bank and its subsidiaries have been included in our consolidated financial statements since October 1, 2005. Numbers as of and for the fiscal year ended March 31, 2005 reflect the financial position and results of BTM and its subsidiaries, or the BTM Group, only. Numbers as of March 31, 2006 reflect the financial position of BTMU and its subsidiaries, or the BTMU Group, while numbers for the fiscal year ended March 31, 2006 comprised the results of the BTM Group for the six months ended September 30, 2005 and the results of the BTMU Group from October 1, 2005 to March 31, 2006. Numbers as of and for the fiscal years ended March 31, 2007, 2008 and 2009 reflect the financial position and results of the BTMU Group.

I.    Distribution of Assets, Liabilities and Shareholder’s Equity; Interest Rates and Interest Differential

Average Balance Sheets, Interest and Average Rates

The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2007, 2008 and 2009. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of our operations.

	Fiscal years ended March 31,
	2007			2008			2009
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks:
Domestic	¥604,285	¥17,331	2.87%	¥600,790	¥27,575	4.59%	¥539,459	¥11,718	2.17%
Foreign	5,049,452	214,196	4.24	6,523,812	211,268	3.24	4,282,271	96,446	2.25

Total	5,653,737	231,527	4.10	7,124,602	238,843	3.35	4,821,730	108,164	2.24

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	2,396,206	13,469	0.56	3,269,041	23,927	0.73	2,494,478	13,183	0.53
Foreign	725,304	35,470	4.89	683,028	30,199	4.42	615,807	17,253	2.80

Total	3,121,510	48,939	1.57	3,952,069	54,126	1.37	3,110,285	30,436	0.98

Trading account assets:
Domestic	1,851,649	6,150	0.33	1,679,493	3,185	0.19	1,944,935	6,778	0.35
Foreign	887,993	11,697	1.32	1,098,673	6,682	0.61	9,571,081	286,382	2.99

Total	2,739,642	17,847	0.65	2,778,166	9,867	0.36	11,516,016	293,160	2.55

Investment securities(1):
Domestic	33,771,033	249,303	0.74	29,056,207	279,046	0.96	26,222,510	286,774	1.09
Foreign	9,212,441	396,028	4.30	10,454,133	488,122	4.67	1,883,692	76,405	4.06

Total	42,983,474	645,331	1.50	39,510,340	767,168	1.94	28,106,202	363,179	1.29

Loans(2):
Domestic	69,908,055	1,591,928	2.28	68,233,464	1,560,647	2.29	67,729,207	1,365,356	2.02
Foreign	16,325,304	908,788	5.57	19,714,165	1,063,171	5.39	23,151,093	937,137	4.05

Total	86,233,359	2,500,716	2.90	87,947,629	2,623,818	2.98	90,880,300	2,302,493	2.53

Total interest-earning assets:
Domestic	108,531,228	1,878,181	1.73	102,838,995	1,894,380	1.84	98,930,589	1,683,809	1.70
Foreign	32,200,494	1,566,179	4.86	38,473,811	1,799,442	4.68	39,503,944	1,413,623	3.58

Total	140,731,722	3,444,360	2.45	141,312,806	3,693,822	2.61	138,434,533	3,097,432	2.24

Non-interest-earning assets:
Cash and due from banks	2,895,889			2,651,136			2,503,473
Other non-interest-earning assets(3)	15,515,264			17,757,654			17,008,577
Allowance for credit losses	(944,825)			(1,025,166)			(1,083,437)

Total non-interest-earning assets(3)	17,466,328			19,383,624			18,428,613

Total assets from discontinued operations	22,040			—			—

Total assets(3)	¥158,220,090			¥160,696,430			¥156,863,146

Notes:

(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Average balances on loans outstanding include all nonaccrual and restructured loans. See “III. Loan Portfolio.” The amortized portion of net loan origination fees (costs) is included in interest income on loans, representing an adjustment to the yields of an insignificant amount.
(3)	Effective April 1, 2008, we discontinued netting our derivative assets and liabilities under master netting agreements and we now present them on a gross basis. See Note 1 “Netting of Cash Collateral against Derivative Exposures” under “Accounting Changes” section for the detail. We restated the average balances of “Other non-interest-earning assets” for the fiscal years ended March 31, 2007 and 2008. Accordingly, “Total non-interest-earning assets” and “Total assets” have been restated for the fiscal years ended March 31, 2007 and 2008.

	Fiscal years ended March 31,
	2007			2008			2009
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions, except percentages)
Liabilities and shareholder’s equity:
Interest-bearing liabilities:
Deposits:
Domestic	¥78,889,013	¥246,646	0.31%	¥80,663,513	¥377,291	0.47%	¥81,601,048	¥296,504	0.36%
Foreign	13,639,770	509,757	3.74	17,108,165	612,738	3.58	15,531,711	337,706	2.17

Total	92,528,783	756,403	0.82	97,771,678	990,029	1.01	97,132,759	634,210	0.65

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	7,723,369	117,131	1.52	7,604,046	139,355	1.83	7,226,477	68,129	0.94
Foreign	771,547	39,025	5.06	1,087,377	40,483	3.72	1,004,032	20,466	2.04

Total	8,494,916	156,156	1.84	8,691,423	179,838	2.07	8,230,509	88,595	1.08

Other short-term borrowings and trading account liabilities:
Domestic	4,484,224	17,466	0.39	2,362,779	14,497	0.61	2,742,455	31,170	1.14
Foreign	1,770,833	91,798	5.18	1,936,199	100,807	5.21	2,335,312	63,265	2.71

Total	6,255,057	109,264	1.75	4,298,978	115,304	2.68	5,077,767	94,435	1.86

Long-term debt:
Domestic	8,576,612	137,914	1.61	8,654,670	154,745	1.79	7,442,118	136,302	1.83
Foreign	3,221,938	119,475	3.71	3,403,181	139,383	4.10	3,205,229	119,573	3.73

Total	11,798,550	257,389	2.18	12,057,851	294,128	2.44	10,647,347	255,875	2.40

Total interest-bearing liabilities:
Domestic	99,673,218	519,157	0.52	99,285,008	685,888	0.69	99,012,098	532,105	0.54
Foreign	19,404,088	760,055	3.92	23,534,922	893,411	3.80	22,076,284	541,010	2.45

Total	119,077,306	1,279,212	1.07	122,819,930	1,579,299	1.29	121,088,382	1,073,115	0.89

Non-interest-bearing liabilities(1)	30,643,249			29,814,683			29,563,081

Total liabilities from discontinued operations	17,644			—			—

Total shareholder’s equity	8,481,891			8,061,817			6,211,683

Total liabilities and shareholder’s equity(1)	¥158,220,090			¥160,696,430			¥156,863,146

Net interest income and interest rate spread		¥2,165,148	1.38%		¥2,114,523	1.32%		¥2,024,317	1.35%

Net interest income as a percentage of total interest-earning assets			1.54%			1.50%			1.46%

Note:

(1)	Effective April 1, 2008, we discontinued netting our derivative assets and liabilities under master netting agreements and we now present them on a gross basis. See Note 1 “Netting of Cash Collateral against Derivative Exposures” under “Accounting changes” section for the detail. We restated average balances of “Non-interest-bearing liabilities” for the fiscal years ended March 31, 2007 and 2008. Accordingly, “Total liabilities and shareholder’s equity” have been restated for the fiscal years ended March 31, 2007 and 2008.

The percentage of total average assets attributable to foreign activities was 22.6%, 26.2% and 28.2%, respectively, for the fiscal years ended March 31, 2007, 2008 and 2009.

The percentage of total average liabilities attributable to foreign activities was 23.2%, 27.1% and 28.9%, respectively, for the fiscal years ended March 31, 2007, 2008 and 2009.

Analysis of Net Interest Income

The following table shows changes in our net interest income by changes in volume and by changes in rate for the fiscal year ended March 31, 2008 compared to the fiscal year ended March 31, 2007 and the fiscal year ended March 31, 2009 compared to the fiscal year ended March 31, 2008.

	Fiscal year ended March 31, 2007 versus fiscal year ended March 31, 2008			Fiscal year ended March 31, 2008 versus fiscal year ended March 31, 2009
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Volume(1)	Rate(1)	Net change	Volume(1)	Rate(1)	Net change
	(in millions)
Interest income:
Interest-earning deposits in other banks:
Domestic	¥(100)	¥10,344	¥10,244	¥(1,470)	¥(14,387)	¥(15,857)
Foreign	47,746	(50,674)	(2,928)	(62,521)	(52,301)	(114,822)

Total	47,646	(40,330)	7,316	(63,991)	(66,688)	(130,679)

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	5,716	4,742	10,458	(4,797)	(5,947)	(10,744)
Foreign	(1,942)	(3,329)	(5,271)	(2,056)	(10,890)	(12,946)

Total	3,774	1,413	5,187	(6,853)	(16,837)	(23,690)

Trading account assets:
Domestic	(356)	(2,609)	(2,965)	570	3,023	3,593
Foreign	1,281	(6,296)	(5,015)	185,440	94,260	279,700

Total	925	(8,905)	(7,980)	186,010	97,283	283,293

Investment securities(2):
Domestic	(34,806)	64,549	29,743	(27,214)	34,942	7,728
Foreign	56,184	35,910	92,094	(398,480)	(13,237)	(411,717)

Total	21,378	100,459	121,837	(425,694)	21,705	(403,989)

Loans:
Domestic	(38,133)	6,852	(31,281)	(10,237)	(185,054)	(195,291)
Foreign	182,759	(28,376)	154,383	139,124	(265,158)	(126,034)

Total	144,626	(21,524)	123,102	128,887	(450,212)	(321,325)

Total interest income:
Domestic	(67,679)	83,878	16,199	(43,148)	(167,423)	(210,571)
Foreign	286,028	(52,765)	233,263	(138,493)	(247,326)	(385,819)

Total	¥218,349	¥31,113	¥249,462	¥(181,641)	¥(414,749)	¥(596,390)

Notes:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

	Fiscal year ended March 31, 2007 versus fiscal year ended March 31, 2008			Fiscal year ended March 31, 2008 versus fiscal year ended March 31, 2009
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Volume(1)	Rate(1)	Net change	Volume(1)	Rate(1)	Net change
	(in millions)
Interest expense:
Deposits:
Domestic	¥5,667	¥124,978	¥130,645	¥3,407	¥(84,194)	¥(80,787)
Foreign	124,222	(21,241)	102,981	(37,284)	(237,748)	(275,032)

Total	129,889	103,737	233,626	(33,877)	(321,942)	(355,819)

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	(1,810)	24,034	22,224	(3,736)	(67,490)	(71,226)
Foreign	11,758	(10,300)	1,458	(1,827)	(18,190)	(20,017)

Total	9,948	13,734	23,682	(5,563)	(85,680)	(91,243)

Other short-term borrowings and trading account liabilities:
Domestic	(8,263)	5,294	(2,969)	2,644	14,029	16,673
Foreign	8,608	401	9,009	10,812	(48,354)	(37,542)

Total	345	5,695	6,040	13,456	(34,325)	(20,869)

Long-term debt:
Domestic	1,266	15,565	16,831	(21,680)	3,237	(18,443)
Foreign	6,967	12,941	19,908	(7,664)	(12,146)	(19,810)

Total	8,233	28,506	36,739	(29,344)	(8,909)	(38,253)

Total interest expense:
Domestic	(3,140)	169,871	166,731	(19,365)	(134,418)	(153,783)
Foreign	151,555	(18,199)	133,356	(35,963)	(316,438)	(352,401)

Total	¥148,415	¥151,672	¥300,087	¥(55,328)	¥(450,856)	¥(506,184)

Net interest income:
Domestic	¥(64,539)	¥(85,993)	¥(150,532)	¥(23,783)	¥(33,005)	¥(56,788)
Foreign	134,473	(34,566)	99,907	(102,530)	69,112	(33,418)

Total	¥69,934	¥(120,559)	¥(50,625)	¥(126,313)	¥36,107	¥(90,206)

Note:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

II.    Investment Portfolio

The following table shows information as to the value of our investment securities available for sale and being held to maturity at March 31, 2007, 2008 and 2009:

	At March 31,
	2007			2008			2009
	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)
	(in millions)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥18,583,336	¥18,615,441	¥32,105	¥13,453,493	¥13,482,892	¥29,399	¥20,293,133	¥20,335,196	¥42,063
Corporate bonds	4,408,436	4,489,588	81,152	3,848,428	3,941,942	93,514	3,477,875	3,555,783	77,908
Marketable equity securities	3,419,713	6,500,329	3,080,616	3,198,728	4,777,879	1,579,151	2,608,247	3,067,497	459,250
Other securities	275,062	276,925	1,863	215,049	220,385	5,336	358,262	359,588	1,326

Total domestic	26,686,547	29,882,283	3,195,736	20,715,698	22,423,098	1,707,400	26,737,517	27,318,064	580,547

Foreign:
U.S. Treasury and other U.S. government agencies bonds	2,009,740	2,024,465	14,725	1,327,828	1,333,716	5,888	85,534	88,313	2,779
Other governments and official institutions bonds	1,115,086	1,168,044	52,958	1,200,954	1,223,575	22,621	89,425	90,994	1,569
Mortgage-backed securities	2,614,577	2,677,096	62,519	3,356,996	3,355,793	(1,203)	552,497	547,939	(4,558)
Other securities	3,629,185	3,838,248	209,063	4,071,192	4,040,742	(30,450)	334,171	284,105	(50,066)

Total foreign	9,368,588	9,707,853	339,265	9,956,970	9,953,826	(3,144)	1,061,627	1,011,351	(50,276)

Total	¥36,055,135	¥39,590,136	¥3,535,001	¥30,672,668	¥32,376,924	¥1,704,256	¥27,799,144	¥28,329,415	¥530,271

Securities being held to maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥2,053,629	¥2,046,521	¥(7,108)	¥1,824,929	¥1,826,213	¥1,284	¥514,616	¥516,564	¥1,948
Other securities	1,027	1,027	—	1,027	1,027	—	997	997	—

Total domestic	2,054,656	2,047,548	(7,108)	1,825,956	1,827,240	1,284	515,613	517,561	1,948

Foreign:
U.S. Treasury and other U.S. government agencies bonds	4,404	4,745	341	4,592	5,256	664	3,051	4,097	1,046
Other governments and official institutions bonds	6,691	6,663	(28)	5,010	5,010	—	2,947	2,947	—
Other securities	41,203	41,779	576	22,422	23,095	673	1,068,081	1,060,867	(7,214)

Total foreign	52,298	53,187	889	32,024	33,361	1,337	1,074,079	1,067,911	(6,168)

Total	¥2,106,954	¥2,100,735	¥(6,219)	¥1,857,980	¥1,860,601	¥2,621	¥1,589,692	¥1,585,472	¥(4,220)

Nonmarketable equity securities presented in Other investment securities in the consolidated financial statements were primarily carried at costs of ¥552,775 million, ¥466,590 million and ¥393,701 million, at March 31, 2007, 2008 and 2009, respectively. The corresponding estimated fair values at those dates were not readily determinable. Investment securities held by certain subsidiaries subject to specialized industry accounting principles in AICPA Guides presented in Other investment securities were carried at fair value of ¥6,872 million, ¥10,654 million and ¥1,268 million at March 31, 2007, 2008 and 2009, respectively.

The following table presents the book values, maturities and weighted average yields of investment securities available for sale and being held to maturity, excluding equity securities, at March 31, 2009. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

	Maturities within one year		Maturities after one year but within five years		Maturities after five years but within ten years		Maturities after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥10,214,406	0.13%	¥5,251,956	1.03%	¥3,002,048	1.33%	¥1,866,786	1.17%	¥20,335,196	0.63%
Corporate bonds	425,107	0.97	2,438,131	1.14	651,064	1.26	41,481	1.26	3,555,783	1.14
Other securities	11,872	0.71	78,881	1.06	264,444	1.50	4,391	1.09	359,588	1.37

Total domestic	10,651,385	0.16	7,768,968	1.07	3,917,556	1.33	1,912,658	1.17	24,250,567	0.72

Foreign:
U.S. Treasury and other U.S. government agencies bonds	38,684	4.37	48,072	3.89	1,163	9.43	394	8.25	88,313	4.17
Other governments and official institutions bonds	26,492	3.67	60,372	3.41	1,925	4.46	2,205	5.10	90,994	3.55
Mortgage-backed securities	59	4.79	21,510	3.91	139,968	3.97	386,402	4.89	547,939	4.62
Other securities	32,627	1.87	89,164	2.65	94,246	3.94	58,083	3.83	274,120	3.35

Total foreign	97,862	3.34	219,118	3.24	237,302	3.98	447,084	4.72	1,001,366	4.10

Total	¥10,749,247	0.19%	¥7,988,086	1.12%	¥4,154,858	1.50%	¥2,359,742	1.88%	¥25,251,933	0.86%

Securities being held to maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥210,017	0.60%	¥250,241	0.90%	¥17,819	1.00%	¥36,539	1.36%	¥514,616	0.81%
Other securities	—	—	—	—	—	—	997	1.87	997	1.87

Total domestic	210,017	0.60	250,241	0.90	17,819	1.00	37,536	1.38	515,613	0.82

Foreign:
U.S. Treasury and other U.S. government agencies bonds	—	—	—	—	—	—	3,051	7.45	3,051	7.45
Other governments and official institutions bonds	2,947	2.19	—	—	—	—	—	—	2,947	2.19
Other securities	2,016	5.38	1,691	2.55	200,929	2.28	863,445	4.26	1,068,081	3.89

Total foreign	4,963	3.49	1,691	2.55	200,929	2.28	866,496	4.27	1,074,079	3.90

Total	¥214,980	0.67%	¥251,932	0.91%	¥218,748	2.18%	¥904,032	4.15%	¥1,589,692	2.90%

Excluding U.S. Treasury and other U.S. government agencies bonds and Japanese national government bonds, the following table sets forth the securities of individual issuers held in our investment securities portfolio which exceeded 10% of our consolidated total shareholder’s equity at March 31, 2009:

	Amortized cost	Estimated fair value
	(in millions)
Japanese government agency bonds issued by Japan Housing Finance Agency	¥632,702	¥629,411

III.    Loan Portfolio

The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and type of industry of borrower at March 31 of each of the five fiscal years ended March 31, 2009. Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes and is not necessarily based on use of proceeds:

	At March 31,
	2005(3)	2006(3)	2007(3)	2008(3)	2009
	(in millions)
Domestic:
Manufacturing	¥5,161,089	¥9,150,608	¥9,481,788	¥9,763,267	¥10,765,522
Construction	792,791	1,668,573	1,659,238	1,570,838	1,602,119
Real estate	4,945,254	9,060,286	8,394,450	8,840,905	8,396,297
Services	2,911,345	6,380,672	5,896,777	5,572,277	5,739,519
Wholesale and retail	4,428,843	8,290,691	8,432,965	8,418,931	8,885,309
Banks and other financial institutions(1)	2,275,187	3,853,613	3,183,818	3,394,621	5,153,647
Communication and information services	605,910	1,020,757	1,000,088	960,504	532,131
Other industries	5,771,212	11,773,078	9,478,356	9,784,109	8,412,616
Consumer	6,831,911	19,426,695	21,033,631	20,633,083	18,595,324

Total domestic	33,723,542	70,624,973	68,561,111	68,938,535	68,082,484

Foreign:
Governments and official institutions	209,060	329,227	371,585	315,418	350,938
Banks and other financial institutions(1)	780,666	1,037,765	1,618,772	2,020,967	2,495,475
Commercial and industrial	7,394,212	11,602,004	13,257,772	16,000,136	17,301,536
Other	1,163,369	2,228,878	2,362,520	2,585,471	2,383,624

Total foreign	9,547,307	15,197,874	17,610,649	20,921,992	22,531,573

Total	43,270,849	85,822,847	86,171,760	89,860,527	90,614,057
Unearned income, unamortized premiums—net and deferred loan fees—net	(16,893)	13,426	(47,694)	(80,696)	(84,817)

Total(2)	¥43,253,956	¥85,836,273	¥86,124,066	¥89,779,831	¥90,529,240

Notes:

(1)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥33,246 million, ¥41,682 million, ¥87,086 million, ¥469,788 million and ¥76,464 million at March 31, 2005, 2006, 2007, 2008 and 2009, respectively, which are carried at the lower of cost or estimated fair value.

(3)	Classification of loans by industry at March 31, 2005, 2006, 2007 and 2008 has been restated as follows:

	At March 31,
	2005		2006		2007		2008
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
	(in millions)
Domestic:
Manufacturing	¥5,303,578	¥5,161,089	¥9,370,665	¥9,150,608	¥9,600,707	¥9,481,788	¥9,906,435	¥9,763,267
Construction	831,208	792,791	1,827,649	1,668,573	1,689,817	1,659,238	1,601,740	1,570,838
Real estate	4,699,944	4,945,254	7,520,499	9,060,286	6,676,027	8,394,450	6,605,035	8,840,905
Services	3,159,189	2,911,345	5,920,774	6,380,672	6,063,212	5,896,777	5,725,714	5,572,277
Wholesale and retail	4,567,185	4,428,843	8,947,726	8,290,691	8,545,484	8,432,965	8,547,271	8,418,931
Banks and other financial institutions	2,365,630	2,275,187	4,355,655	3,853,613	3,309,837	3,183,818	3,548,490	3,394,621
Communication and information services	609,591	605,910	1,032,409	1,020,757	1,002,494	1,000,088	962,793	960,504
Other industries	5,352,369	5,771,212	9,952,436	11,773,078	9,183,100	9,478,356	9,390,295	9,784,109
Consumer	6,834,848	6,831,911	21,697,160	19,426,695	22,490,433	21,033,631	22,650,762	20,633,083

Total domestic	33,723,542	33,723,542	70,624,973	70,624,973	68,561,111	68,561,111	68,938,535	68,938,535

Foreign:
Governments and official institutions	209,060	209,060	329,227	329,227	371,585	371,585	315,418	315,418
Banks and other financial institutions	780,666	780,666	1,037,765	1,037,765	1,618,772	1,618,772	2,020,967	2,020,967
Commercial and industrial	7,394,212	7,394,212	11,602,004	11,602,004	13,256,465	13,257,772	15,998,837	16,000,136
Other	1,163,369	1,163,369	2,228,878	2,228,878	2,363,827	2,362,520	2,586,770	2,585,471

Total foreign	9,547,307	9,547,307	15,197,874	15,197,874	17,610,649	17,610,649	20,921,992	20,921,992

Total	43,270,849	43,270,849	85,822,847	85,822,847	86,171,760	86,171,760	89,860,527	89,860,527
Unearned income, unamortized premiums—net and deferred loan fees—net	(16,893)	(16,893)	13,426	13,426	(47,694)	(47,694)	(80,696)	(80,696)

Total	¥43,253,956	¥43,253,956	¥85,836,273	¥85,836,273	¥86,124,066	¥86,124,066	¥89,779,831	¥89,779,831

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the maturities of our loan portfolio at March 31, 2009:

	Maturity
	One year or less	One to five years	Over five years	Total
	(in millions)
Domestic:
Manufacturing	¥7,262,291	¥3,000,100	¥503,131	¥10,765,522
Construction	979,947	535,999	86,173	1,602,119
Real estate	2,282,308	2,464,846	3,649,143	8,396,297
Services	2,459,140	2,512,824	767,555	5,739,519
Wholesale and retail	6,133,235	2,444,334	307,740	8,885,309
Banks and other financial institutions	3,219,947	1,766,566	167,134	5,153,647
Communication and information services	266,734	245,135	20,262	532,131
Other industries	6,041,970	1,560,693	809,953	8,412,616
Consumer	1,719,431	3,632,825	13,243,068	18,595,324

Total domestic	30,365,003	18,163,322	19,554,159	68,082,484
Foreign	10,261,511	8,286,861	3,983,201	22,531,573

Total	¥40,626,514	¥26,450,183	¥23,537,360	¥90,614,057

The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2009 are shown below.

	Domestic	Foreign	Total
	(in millions)
Predetermined rate	¥16,042,164	¥1,797,402	¥17,839,566
Floating or adjustable rate	21,675,317	10,472,660	32,147,977

Total	¥37,717,481	¥12,270,062	¥49,987,543

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

The following table shows the distribution of our nonaccrual loans, restructured loans and accruing loans which are contractually past due 90 days or more as to principal or interest payments at March 31 of each of the five fiscal years ended March 31, 2009, based on the domicile and type of industry of the borrowers:

	At March 31,
	2005	2006	2007	2008	2009
	(in millions)
Nonaccrual loans:
Domestic:
Manufacturing	¥79,113	¥106,024	¥80,894	¥108,326	¥84,786
Construction	39,741	36,138	43,170	44,210	51,761
Real estate	135,957	177,293	138,685	161,627	231,615
Services	108,209	60,790	133,959	135,859	99,751
Wholesale and retail	77,620	126,148	126,554	152,869	135,812
Banks and other financial institutions	4,364	15,793	10,184	4,324	13,161
Communication and information services	11,598	13,028	22,032	43,238	36,231
Other industries	13,657	24,105	120,406	33,007	18,359
Consumer	52,654	303,738	284,028	303,553	189,850

Total domestic	522,913	863,057	959,912	987,013	861,326

Foreign:
Governments and official institutions	455	38	32	31	4,265
Banks and other financial institutions	45,091	33,214	3,233	2,793	56,628
Commercial and industrial	52,942	29,217	34,330	111,852	81,990
Other	8,252	96	1,388	1,441	10,495

Total foreign	106,740	62,565	38,983	116,117	153,378

Total	¥629,653	¥925,622	¥998,895	¥1,103,130	¥1,014,704

Restructured loans:
Domestic	¥343,557	¥829,747	¥471,310	¥431,416	¥379,769
Foreign	21,729	74,142	40,239	22,749	63,675

Total	¥365,286	¥903,889	¥511,549	¥454,165	¥443,444

Accruing loans contractually past due 90 days or more:
Domestic	¥9,232	¥20,269	¥19,488	¥13,508	¥14,545
Foreign	878	1,112	1,821	2,998	6,440

Total	¥10,110	¥21,381	¥21,309	¥16,506	¥20,985

Total	¥1,005,049	¥1,850,892	¥1,531,753	¥1,573,801	¥1,479,133

Gross interest income which would have been accrued at the original terms on domestic nonaccrual and restructured loans outstanding during the fiscal year ended March 31, 2009 was approximately ¥50.2 billion, of which ¥37.8 billion was included in the results of operations for the fiscal year. Gross interest income which would have been accrued at the original terms on foreign nonaccrual and restructured loans outstanding for the fiscal year ended March 31, 2009 was approximately ¥7.2 billion, of which ¥5.5 billion was included in the results of operations for the fiscal year.

Foreign Loans Outstanding

We had no cross-border outstandings to borrowers in any foreign country in which total exceeded 0.75% of consolidated total assets at March 31, 2007, 2008 and 2009. Cross-border outstandings are defined, for this purpose, as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Material local currency loans outstanding which are neither hedged nor funded by local currency borrowings are included in cross-border outstandings.

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

Loan Concentrations

At March 31, 2009, there were no concentrations of loans to a single industry group of borrowers, as defined by the Bank of Japan industry segment loan classifications, which exceeded 10% of our consolidated total loans, except for loans in a category disclosed in the table of loans outstanding above.

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

IV.    Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by type of borrowers’ business for each of the five fiscal years ended March 31, 2009:

	Fiscal years ended March 31,
	2005	2006	2007	2008	2009
	(in millions, except percentages)
Allowance for credit losses at beginning of fiscal year	¥649,339	¥567,651	¥912,997	¥993,527	¥1,050,738
Additions resulting from the merger with UFJ Bank(1)	—	279,158	—	—	—
Provision for credit losses	123,945	163,416	341,570	407,238	618,342
Charge-offs:
Domestic:
Manufacturing	67,917	6,972	26,986	41,454	82,305
Construction	6,729	5,999	18,880	23,939	44,180
Real estate	33,772	15,296	12,000	11,730	70,798
Services	7,783	19,118	24,504	39,016	64,401
Wholesale and retail	25,185	14,834	43,111	69,846	117,048
Banks and other financial institutions	8,920	701	1,789	8,824	25,363
Communication and information services	1,265	2,621	16,322	21,521	21,779
Other industries	4,569	2,643	4,439	9,781	10,473
Consumer	25,393	48,539	136,386	137,447	80,453

Total domestic	181,533	116,723	284,417	363,558	516,800
Total foreign	51,772	10,402	13,840	6,283	44,266

Total	233,305	127,125	298,257	369,841	561,066

Recoveries:
Domestic	14,284	3,179	28,171	23,755	21,095
Foreign	9,575	16,190	4,840	2,039	2,742

Total	23,859	19,369	33,011	25,794	23,837

Net charge-offs	209,446	107,756	265,246	344,047	537,229
Others(2)	3,813	10,528	4,206	(5,980)	(107,969)

Allowance for credit losses at end of fiscal year	¥567,651	¥912,997	¥993,527	¥1,050,738	¥1,023,882

Allowance for credit losses applicable to foreign activities:
Balance at beginning of fiscal year	¥194,707	¥86,481	¥117,984	¥100,234	¥135,241

Balance at end of fiscal year	¥86,481	¥117,984	¥100,234	¥135,241	¥306,707

Provision (credit) for credit losses	¥(68,853)	¥607	¥(12,896)	¥46,430	¥240,804

Ratio of net charge-offs during the fiscal year to average loans outstanding during the fiscal year	0.49%	0.17%	0.31%	0.39%	0.59%

Notes:
(1)	Additions resulting from the merger with UFJ Bank represent the allowance for credit losses for acquired loans outside the scope of SOP 03-3. The allowance for credit losses on loans within the scope of SOP 03-3 was not carried over.
(2)	Others primarily include losses/(gains) from foreign exchange translation and adjustments related to deconsolidation of Mitsubishi UFJ NICOS.

The following table shows an allocation of our allowance for credit losses at March 31 of each of the five fiscal years ended March 31, 2009:

	At March 31,
	2005		2006		2007		2008		2009
	Amount	% of loans in each category to total loans(1)	Amount	% of loans in each category to total loans(1)	Amount	% of loans in each category to total loans(1)	Amount	% of loans in each category to total loans(1)	Amount	% of loans in each category to total loans
	(in millions, except percentages)
Domestic:
Manufacturing	¥63,628	11.93%	¥111,639	10.66%	¥96,624	11.00%	¥114,578	10.86%	¥104,615	11.88%
Construction	35,325	1.83	24,511	1.94	38,954	1.93	39,961	1.75	39,909	1.77
Real estate	78,981	11.43	91,026	10.56	80,030	9.74	102,281	9.84	100,033	9.27
Services	87,708	6.73	65,153	7.43	117,666	6.84	118,397	6.20	84,163	6.33
Wholesale and retail	75,073	10.23	114,028	9.66	122,147	9.79	137,295	9.37	113,089	9.81
Banks and other financial institutions	16,485	5.26	47,102	4.49	46,871	3.69	36,601	3.78	40,602	5.69
Communication and information services	12,383	1.40	14,952	1.19	21,745	1.16	35,004	1.07	36,426	0.59
Other industries	34,275	13.33	97,133	13.72	150,715	11.00	88,751	10.89	61,593	9.28
Consumer	68,695	15.79	221,791	22.64	211,504	24.41	232,935	22.96	130,460	20.52
Foreign:
Governments and official institutions	170	0.48	1,204	0.38	397	0.43	866	0.35	2,335	0.39
Banks and other financial institutions	8,502	1.80	11,975	1.21	2,968	1.88	6,182	2.25	76,355	2.75
Commercial and industrial	69,212	17.10	101,497	13.52	94,791	15.39	126,053	17.80	211,046	19.09
Other	8,597	2.69	3,308	2.60	2,078	2.74	2,140	2.88	16,971	2.63
Unallocated	8,617	—	7,678	—	7,037	—	9,694	—	6,285	—

Total	¥567,651	100.00%	¥912,997	100.00%	¥993,527	100.00%	¥1,050,738	100.00%	¥1,023,882	100.00%

Allowance as a percentage of loans	1.31%		1.06%		1.15%		1.17%		1.13%
Allowance as a percentage of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	56.48%		49.33%		64.86%		66.76%		69.22%

Note:

(1)	Percentages of loans in each category to total loans at March 31, 2005, 2006, 2007 and 2008 have been restated as follows :

	At March 31,
	2005		2006		2007		2008
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
Domestic:
Manufacturing	12.26%	11.93%	10.92%	10.66%	11.14%	11.00%	11.03%	10.86%
Construction	1.92	1.83	2.13	1.94	1.96	1.93	1.78	1.75
Real estate	10.86	11.43	8.76	10.56	7.75	9.74	7.35	9.84
Services	7.30	6.73	6.90	7.43	7.03	6.84	6.37	6.20
Wholesale and retail	10.55	10.23	10.42	9.66	9.92	9.79	9.51	9.37
Banks and other financial institutions	5.47	5.26	5.08	4.49	3.84	3.69	3.95	3.78
Communication and information services	1.41	1.40	1.20	1.19	1.16	1.16	1.07	1.07
Other industries	12.37	13.33	11.60	13.72	10.66	11.00	10.45	10.89
Consumer	15.79	15.79	25.28	22.64	26.10	24.41	25.21	22.96
Foreign:
Governments and official institutions	0.48	0.48	0.38	0.38	0.43	0.43	0.35	0.35
Banks and other financial institutions	1.80	1.80	1.21	1.21	1.88	1.88	2.25	2.25
Commercial and industrial	17.10	17.10	13.52	13.52	15.38	15.39	17.80	17.80
Other	2.69	2.69	2.60	2.60	2.75	2.74	2.88	2.88

Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

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

V.    Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2007, 2008 and 2009:

	Fiscal years ended March 31,
	2007		2008		2009
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥15,677,264	—%	¥13,580,226	—%	¥12,768,896	—%
Interest-bearing demand deposits	42,100,919	0.13	42,616,845	0.25	42,621,131	0.17
Deposits at notice	2,221,623	2.61	2,270,396	2.48	1,691,076	0.80
Time deposits	30,727,056	0.40	32,423,856	0.60	34,010,009	0.56
Certificates of deposit	3,839,415	0.26	3,352,416	0.61	3,278,832	0.64
Foreign offices:
Non-interest-bearing demand deposits	2,507,393	—	2,139,376	—	2,270,012	—
Interest-bearing deposits, principally time deposits and certificates of deposit	13,639,770	3.74	17,108,165	3.58	15,531,711	2.17

Total	¥110,713,440		¥113,491,280		¥112,171,667

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2007, 2008 and 2009 were ¥522,947 million, ¥488,557 million and ¥437,465 million, respectively.

At March 31, 2009, the balances and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$101 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2009) or more and total foreign deposits issued in amounts of US$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions)
Domestic offices:
Three months or less	¥7,007,747	¥2,957,810	¥9,965,557
Over three months through six months	4,656,358	158,406	4,814,764
Over six months through twelve months	4,369,730	274,590	4,644,320
Over twelve months	1,584,356	38,941	1,623,297

Total	¥17,618,191	¥3,429,747	¥21,047,938

Foreign offices			¥10,907,625

VI.    Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2007, 2008 and 2009:

	Fiscal years ended March 31,
	2007	2008	2009
	(in millions, except percentages)
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	¥8,494,916	¥8,691,423	¥8,230,509
Maximum balance outstanding at any month-end during the fiscal year	9,977,225	9,739,411	10,442,627
Balance at end of fiscal year	8,641,605	8,294,879	10,442,627
Weighted average interest rate during the fiscal year	1.84%	2.07%	1.08%
Weighted average interest rate on balance at end of fiscal year	2.46%	1.87%	0.39%
Other short-term borrowings:
Average balance outstanding during the fiscal year	¥5,990,159	¥4,163,250	¥4,967,949
Maximum balance outstanding at any month-end during the fiscal year	7,883,422	5,124,282	7,451,129
Balance at end of fiscal year	4,411,644	3,675,176	5,253,177
Weighted average interest rate during the fiscal year	1.75%	2.72%	1.87%
Weighted average interest rate on balance at end of fiscal year	2.64%	2.68%	1.14%

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(Kabushiki Kaisha Mitsubishi Tokyo UFJ Ginko):

We have audited the accompanying consolidated balance sheets of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Kabushiki Kaisha Mitsubishi Tokyo UFJ Ginko) (“BTMU”) (a wholly owned subsidiary of Mitsubishi UFJ Financial Group, Inc. (“MUFG”)) and subsidiaries (together, the “BTMU Group”) as of March 31, 2008 and 2009, and the related consolidated statements of operations, changes in equity from nonowner sources, shareholder’s equity, and cash flows for each of the three years in the period ended March 31, 2009 (all expressed in Japanese Yen). These financial statements are the responsibility of BTMU’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the BTMU Group as of March 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in the respective footnotes to the consolidated financial statements, certain disclosures in Notes 6, 11, 14 and 24 have been restated.

As discussed in Note 1 to the consolidated financial statements, BTMU changed its methods of accounting for defined benefit pension and other postretirement plans (recognition provision) and stock-based compensation in the fiscal year ended March 31, 2007, its methods of accounting for uncertainty in income taxes and leveraged leases in the fiscal year ended March 31, 2008 and its methods of accounting for defined benefit pension and other postretirement plans (measurement date provision), fair value measurements, fair value options for financial assets and liabilities, and netting of cash collateral against derivative exposures in the fiscal year ended March 31, 2009.

/S/ DELOITTE TOUCHE TOHMATSU LLC

DELOITTE TOUCHE TOHMATSU LLC

Tokyo, Japan

August 31, 2009

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2008 AND 2009

	2008	2009
	(in millions)
ASSETS
Cash and due from banks (Note 11)	¥3,552,474	¥2,895,257
Interest-earning deposits in other banks (Note 11)	5,798,897	2,534,121
Call loans and funds sold (Note 13)	900,794	285,440
Receivables under resale agreements	397,907	134,639
Receivables under securities borrowing transactions	4,874,658	4,478,999
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥900,692 million in 2008 and ¥7,156,636 million in 2009) (including ¥8,850,470 million measured at fair value under fair value option at March 31, 2009) (Notes 1, 4, 11 and 29)	11,667,459	20,960,407
Investment securities (Notes 5 and 11):
Securities available for sale—carried at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥6,197,447 million in 2008 and ¥1,671,005 million in 2009)	32,376,924	28,329,415
Securities being held to maturity—carried at amortized cost (including assets pledged that secured parties are permitted to sell or repledge of ¥408,200 million in 2008 and ¥165,818 million in 2009) (estimated fair value of ¥1,860,601 million in 2008 and ¥1,585,472 million in 2009)	1,857,980	1,589,692
Other investment securities	477,244	394,969

Total investment securities	34,712,148	30,314,076

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥3,744,444 million in 2008 and ¥3,635,926 million in 2009) (Notes 6 and 11)	89,779,831	90,529,240
Allowance for credit losses (Notes 6 and 7)	(1,050,738)	(1,023,882)

Net loans	88,729,093	89,505,358

Premises and equipment—net (Note 8)	828,761	782,271
Accrued interest	274,608	233,387
Customers’ acceptance liability	71,003	59,144
Intangible assets—net (Notes 3 and 9)	940,853	793,525
Goodwill (Notes 3 and 9)	970,421	369,431
Deferred tax assets (Notes 10 and 15)	863,307	1,853,568
Other assets (Notes 1, 6, 11, 15 and 16)	3,851,670	2,445,857

Total assets	¥158,434,053	¥157,645,480

LIABILITIES AND SHAREHOLDER’S EQUITY
Deposits (Notes 11 and 12):
Domestic offices:
Non-interest-bearing	¥14,491,961	¥14,872,951
Interest-bearing	82,046,431	82,621,891
Overseas offices:
Non-interest-bearing	2,093,534	2,190,690
Interest-bearing	16,770,230	14,563,559

Total deposits	115,402,156	114,249,091

Call money and funds purchased (Notes 11 and 13)	1,786,923	1,590,886
Payables under repurchase agreements (Note 11)	3,961,480	7,377,149
Payables under securities lending transactions (Note 11)	2,546,476	1,474,592
Other short-term borrowings (Notes 11 and 14)	3,675,176	5,253,177
Trading account liabilities (Notes 1 and 4)	8,050,597	8,071,247
Obligations to return securities received as collateral	414,139	291,576
Bank acceptances outstanding	71,003	59,144
Accrued interest	213,219	178,507
Long-term debt (Notes 11 and 14)	11,651,570	10,685,237
Other liabilities (Notes 1, 10, 11, 15 and 16)	3,995,616	3,524,632

Total liabilities	151,768,355	152,755,238

Commitments and contingent liabilities (Notes 23 and 25)
Shareholder’s equity (Note 20):
Capital stock (Notes 17 and 18):
Preferred stock—aggregate liquidation preference of ¥308,800 million in 2008 and ¥645,700 million in 2009, with no stated value	125,000	125,000
Common stock—authorized, 15,000,000,000 shares; issued, 10,257,961,942 shares in 2008 and 10,833,384,122 shares in 2009, with no stated value	871,973	1,071,296
Capital surplus (Note 18)	5,883,990	6,709,380
Retained earnings (Accumulated deficit) (Notes 19 and 32):
Retained earnings appropriated for legal reserve	190,045	190,045
Accumulated deficit	(900,787)	(2,075,651)
Accumulated other changes in equity from nonowner sources, net of taxes	725,392	(661,358)
Loan receivable for constructive capital contribution from parent company	(228,498)	(466,998)
Parent company’s stock, at cost—1,531,297 common shares in 2008 and 1,819,347 common shares in 2009	(1,417)	(1,472)

Total shareholder’s equity	6,665,698	4,890,242

Total liabilities and shareholder’s equity	¥158,434,053	¥157,645,480

See the accompanying notes to Consolidated Financial Statements.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FISCAL YEARS ENDED MARCH 31, 2007, 2008 AND 2009

	2007	2008	2009
	(in millions)
Interest income:
Loans, including fees (Note 6)	¥2,500,716	¥2,623,818	¥2,302,493
Deposits in other banks	231,527	238,843	108,164
Investment securities:
Interest	554,746	663,460	265,411
Dividends	90,585	103,708	97,768
Trading account assets	17,847	9,867	293,160
Call loans and funds sold	25,952	22,086	11,995
Receivables under resale agreements and securities borrowing transactions	22,987	32,040	18,441

Total	3,444,360	3,693,822	3,097,432

Interest expense:
Deposits	756,403	990,029	634,210
Call money and funds purchased	22,009	38,841	20,971
Payables under repurchase agreements and securities lending transactions	134,147	140,997	67,624
Other short-term borrowings and trading account liabilities	109,264	115,304	94,435
Long-term debt	257,389	294,128	255,875

Total	1,279,212	1,579,299	1,073,115

Net interest income	2,165,148	2,114,523	2,024,317
Provision for credit losses (Notes 6 and 7)	341,570	407,238	618,342

Net interest income after provision for credit losses	1,823,578	1,707,285	1,405,975

Non-interest income (loss):
Fees and commissions (Note 26)	847,688	803,783	683,829
Foreign exchange gains (losses)—net (Note 4)	(163,651)	1,211,683	(122,035)
Trading account profits (losses)—net (Note 4)	253,433	272,469	(179,368)
Investment securities gains (losses)—net (Note 5)	170,974	(1,178,438)	(530,859)
Equity in earnings (losses) of equity method investees	5,412	(35,703)	(20,550)
Gains on sales of loans (Note 6)	13,585	10,016	6,418
Other non-interest income	93,012	129,775	108,221

Total	1,220,453	1,213,585	(54,344)

Non-interest expense:
Salaries and employee benefits (Note 15)	643,244	699,455	625,974
Occupancy expenses—net (Notes 8 and 25)	123,431	115,817	110,456
Fees and commission expenses	168,100	151,182	115,226
Outsourcing expenses, including data processing	195,759	191,173	188,092
Depreciation of premises and equipment (Note 8)	96,326	153,754	105,331
Amortization of intangible assets (Note 9)	198,034	184,106	197,984
Impairment of intangible assets (Note 9)	184,754	461	1,484
Insurance premiums, including deposit insurance	101,266	101,855	101,756
Minority interest in income (loss) of consolidated subsidiaries	(7,843)	19,618	11,279
Communications	45,329	46,404	35,555
Taxes and public charges	68,287	72,370	67,018
Provision (credit) for repayment of excess interest (Note 25)	106,242	2,808	(1,921)
Impairment of goodwill (Note 9)	—	816,347	580,978
Other non-interest expenses	249,098	331,532	286,034

Total	2,172,027	2,886,882	2,425,246

Income (loss) from continuing operations before income tax expense (benefit)	872,004	33,988	(1,073,615)
Income tax expense (benefit) (Note 10)	410,299	490,309	(146,904)

Income (loss) from continuing operations	461,705	(456,321)	(926,711)
Loss from discontinued operations—net (Note 2)	(817)	(1,746)	—

Net income (loss)	¥460,888	¥(458,067)	¥(926,711)

Income allocable to a preferred shareholder	¥10,963	¥6,281	¥3,221

Net income (loss) available to a common shareholder	¥449,925	¥(464,348)	¥(929,932)

	(in Yen)
Earnings (loss) per share (Notes 19 and 21):
Basic earnings (loss) per common share—income (loss) from continuing operations available to a common shareholder	¥44.89	¥(45.10)	¥(89.20)
Basic earnings (loss) per common share—net income (loss) available to a common shareholder	44.81	(45.27)	(89.20)
Diluted earnings (loss) per common share—income (loss) from continuing operations available to a common shareholder	44.21	(45.10)	(89.20)
Diluted earnings (loss) per common share—net income (loss) available to a common shareholder	44.13	(45.27)	(89.20)

See the accompanying notes to Consolidated Financial Statements.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FROM NONOWNER SOURCES

FOR THE FISCAL YEARS ENDED MARCH 31, 2007, 2008 AND 2009

	Gains (Losses) before income tax expense (benefit)	Income tax (expense) benefit	Gains (Losses) net of income tax expense (benefit)
	(in millions)
Fiscal year ended March 31, 2007:
Net income			¥460,888

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities available for sale	¥664,741	¥(267,443)	397,298
Reclassification adjustment for gains included in net income	(190,008)	77,178	(112,830)

Total	474,733	(190,265)	284,468

Net unrealized losses on derivatives qualifying for cash flow hedges	(3,161)	1,214	(1,947)
Reclassification adjustment for losses included in net income	2,762	(1,056)	1,706

Total	(399)	158	(241)

Minimum pension liability adjustments	(2,542)	1,011	(1,531)

Foreign currency translation adjustments	22,015	(438)	21,577
Reclassification adjustment for gains included in net income	(5,725)	—	(5,725)

Total	16,290	(438)	15,852

Total changes in equity from nonowner sources			¥759,436

Fiscal year ended March 31, 2008:
Net loss			¥(458,067)

Other changes in equity from nonowner sources:
Net unrealized holding losses on investment securities available for sale	¥(3,034,886)	¥1,230,447	(1,804,439)
Reclassification adjustment for losses included in net loss	1,188,497	(482,639)	705,858

Total	(1,846,389)	747,808	(1,098,581)

Net unrealized gains on derivatives qualifying for cash flow hedges	2,327	(805)	1,522
Reclassification adjustment for losses included in net loss	2,018	(867)	1,151

Total	4,345	(1,672)	2,673

Pension liability adjustments	83,234	(34,245)	48,989
Reclassification adjustment for gains included in net loss	(9,785)	3,681	(6,104)

Total	73,449	(30,564)	42,885

Foreign currency translation adjustments	(102,375)	29,191	(73,184)
Reclassification adjustment for losses included in net loss	710	468	1,178

Total	(101,665)	29,659	(72,006)

Total changes in equity from nonowner sources			¥(1,583,096)

Fiscal year ended March 31, 2009:
Net loss			¥(926,711)

Other changes in equity from nonowner sources:
Net unrealized holding losses on investment securities available for sale	¥(1,671,982)	¥679,054	(992,928)
Reclassification adjustment for losses included in net loss	496,150	(201,426)	294,724

Total	(1,175,832)	477,628	(698,204)

Net unrealized gains on derivatives qualifying for cash flow hedges	15,300	(6,132)	9,168
Reclassification adjustment for gains included in net loss	(7,303)	2,878	(4,425)

Total	7,997	(3,254)	4,743

Pension liability adjustments	(519,921)	212,133	(307,788)
Reclassification adjustment for gains included in net loss	(7,308)	2,752	(4,556)

Total	(527,229)	214,885	(312,344)

Foreign currency translation adjustments	(264,344)	16,422	(247,922)
Reclassification adjustment for losses included in net loss	10,807	(1,848)	8,959

Total	(253,537)	14,574	(238,963)

Total changes in equity from nonowner sources			¥(2,171,479)

See the accompanying notes to Consolidated Financial Statements.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2007, 2008 AND 2009

	2007	2008	2009
	(in millions)
Preferred stock (Note 17):
Balance at beginning of fiscal year	¥125,000	¥125,000	¥125,000

Balance at end of fiscal year	¥125,000	¥125,000	¥125,000

Common stock (Note 18):
Balance at beginning of fiscal year	¥871,973	¥871,973	¥871,973
Issuance of new shares of common stock	—	—	199,323

Balance at end of fiscal year	¥871,973	¥871,973	¥1,071,296

Capital surplus (Note 18):
Balance at beginning of fiscal year	¥5,844,289	¥5,851,061	¥5,883,990
Issuance of new shares of common stock	—	—	198,493
Changes in ownership of Mitsubishi UFJ NICOS Co., Ltd. due to transactions with parent company (Note 3)	—	21,796	—
Stocks issued to Mitsubishi UFJ Trust and Banking Corporation (Note 17)	—	5,700	—
Constructive capital contribution from parent company in connection with transfer of shares of Mitsubishi UFJ NICOS Co., Ltd. (Note 3)	—	—	240,087
Constructive capital contribution from parent company in connection with transfer of shares of Mitsubishi UFJ Securities Co., Ltd. (Note 3)	4,626	3,233	3,224
Impact of SFAS No. 123R implementation of UnionBanCal Corporation (Note 30)	(1,468)	—	—
Gains (losses) on sales of shares of subsidiaries to Mitsubishi UFJ Trust and Banking Corporation and Mitsubishi UFJ Securities Co., Ltd., net of taxes	—	(1,866)	677
Stock-based compensation expense (Note 30)	3,257	4,046	13,476
Stock option and other share based compensation payouts as a result of UnionBanCal Corporation’s privatization (Note 30)	—	—	(21,063)
Gains on sales of shares of parent company’s stock, net of taxes	329	16	462
Gains on sales of shares of treasury stock	—	—	390,000
Other—net	28	4	34

Balance at end of fiscal year	¥5,851,061	¥5,883,990	¥6,709,380

Retained earnings appropriated for legal reserve (Note 19):
Balance at beginning of fiscal year	¥190,045	¥190,045	¥190,045

Balance at end of fiscal year	¥190,045	¥190,045	¥190,045

Unappropriated retained earnings (Accumulated deficit) (Note 19):
Balance at beginning of fiscal year	¥15,845	¥26,287	¥(900,787)
Net income (loss)	460,888	(458,067)	(926,711)
Cash dividends:
Common stock—¥43.52 in 2007, ¥44.19 in 2008 and ¥17.62 in 2009 per share	(440,951)	(453,300)	(180,745)
Preferred stock (Class 2)—¥60.00 in 2007, ¥60.00 in 2008 and ¥30.00 in 2009 per share	(6,000)	(6,000)	(3,000)
Preferred stock (Class 3)—¥23.85 in 2007, ¥15.90 in 2008 and ¥7.95 in 2009 per share	(570)	(281)	(141)
Preferred stock (Class 4)—¥18.60 in 2007 per share	(1,483)	—	—
Preferred stock (Class 5)—¥19.40 in 2007 per share	(2,910)	—	—
Preferred stock (Class 6)—¥80.68 in 2009 per share	—	—	(80)
Impact of SFAS No. 123R implementation of UnionBanCal Corporation (Note 30)	1,468	—	—
FIN No. 48 adjustment (Note 1)	—	(3,701)	—
FSP SFAS No. 13-2 adjustment (Note 1)	—	(5,725)	—
SFAS No. 158 adjustment (Note 1)	—	—	(132)
SFAS No. 157 adjustment (Note 1)	—	—	3,865
SFAS No. 159 adjustment (Note 1)	—	—	10,408
Constructive dividend-in-kind of shares of Mitsubishi UFJ NICOS Co., Ltd. to parent company (Note 3)	—	—	(78,304)
Other—net	—	—	(24)

Balance at end of fiscal year	¥26,287	¥(900,787)	¥(2,075,651)

See the accompanying notes to Consolidated Financial Statements.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2007, 2008 AND 2009

	2007	2008	2009
	(in millions)
Accumulated other changes in equity from nonowner sources, net of taxes:
Net unrealized gains on investment securities available for sale (Note 5):
Balance at beginning of fiscal year	¥1,576,883	¥1,861,351	¥762,770
Net change during the fiscal year	284,468	(1,098,581)	(698,204)
SFAS No. 159 adjustment (Note 1)	—	—	(10,408)

Balance at end of fiscal year	¥1,861,351	¥762,770	¥54,158

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges (Note 22):
Balance at beginning of fiscal year	¥(668)	¥(909)	¥1,764
Net change during the fiscal year	(241)	2,673	4,743

Balance at end of fiscal year	¥(909)	¥1,764	¥6,507

Minimum pension liability adjustments (Note 15):
Balance at beginning of fiscal year	¥(14,408)	¥—	¥—
Net change during the fiscal year	(1,531)	—	—
Adjustments to initially apply SFAS No. 158 (Note 1)	15,939	—	—

Balance at end of fiscal year	¥—	¥—	¥—

Pension liability adjustments (Note 15):
Balance at beginning of fiscal year	¥—	¥83,809	¥126,694
Net change during the fiscal year	—	42,885	(312,344)
Adjustments to initially apply SFAS No. 158 (Note 1)	83,809	—	—
SFAS No. 158 adjustment (Note 1)	—	—	(131,574)

Balance at end of fiscal year	¥83,809	¥126,694	¥(317,224)

Foreign currency translation adjustments:
Balance at beginning of fiscal year	¥(109,682)	¥(93,830)	¥(165,836)
Net change during the fiscal year	15,852	(72,006)	(238,963)

Balance at end of fiscal year	¥(93,830)	¥(165,836)	¥(404,799)

Balance at end of fiscal year	¥1,850,421	¥725,392	¥(661,358)

Loan receivable for constructive capital contribution from parent company:
Balance at beginning of fiscal year	¥(228,498)	¥(228,498)	¥(228,498)
Increase in connection with transfer of shares of Mitsubishi UFJ NICOS Co., Ltd. to parent company (Note 3)	—	—	(238,500)

Balance at end of fiscal year	¥(228,498)	¥(228,498)	¥(466,998)

Parent company’s stock:
Balance at beginning of fiscal year	¥(1,296)	¥(158)	¥(1,417)
Purchase of shares of parent company’s stock	(18)	—	(90)
Sales of shares of parent company’s stock	1,158	93	115
Exchange for shares of Mitsubishi UFJ Securities Co., Ltd.	—	(262)	—
Exchange for shares of Mitsubishi UFJ NICOS Co., Ltd. (Note 3)	—	—	(117)
Net decrease (increase) resulting from changes in voting interests in its consolidated subsidiaries and affiliated companies	(2)	(1,090)	37

Balance at end of fiscal year	¥(158)	¥(1,417)	¥(1,472)

Total shareholder’s equity	¥8,686,131	¥6,665,698	¥4,890,242

See the accompanying notes to Consolidated Financial Statements.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2007, 2008 AND 2009

	2007	2008	2009
	(in millions)
Cash flows from operating activities:
Net income (loss)	¥460,888	¥(458,067)	¥(926,711)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Loss from discontinued operations—net (Note 2)	817	1,746	—
Depreciation and amortization	294,360	337,860	303,315
Impairment of goodwill (Note 9)	—	816,347	580,978
Impairment of intangible assets (Note 9)	184,754	461	1,484
Provision for credit losses	341,570	407,238	618,342
Investment securities losses (gains)—net	(170,974)	1,178,438	530,859
Foreign exchange losses (gains)—net	(2,159)	(1,317,027)	827,307
Provision for deferred income tax expense (benefit)	343,340	413,276	(263,974)
Decrease (increase) in trading account assets, excluding foreign exchange contracts (Note 1)	1,891,213	(2,096,652)	(929,646)
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts (Note 1)	(1,558,193)	1,677,316	447,431
Decrease (increase) in accrued interest receivable and other receivables	(111,144)	(69,302)	28,383
Increase (decrease) in accrued interest payable and other payables	91,530	59,869	(82,199)
Increase (decrease) in allowance for repayment of excess interest (Note 25)	92,738	(22,308)	(14,997)
Other—net	(41,974)	(135,404)	(91,401)

Net cash provided by operating activities	1,816,766	793,791	1,029,171

Cash flows from investing activities:
Proceeds from sales of investment securities available for sale (including proceeds from securities under fair value option for the fiscal year ended March 31, 2009) (Note 5)	29,078,211	42,405,348	64,342,869
Proceeds from maturities of investment securities available for sale (including proceeds from securities under fair value option for the fiscal year ended March 31, 2009) (Note 5)	25,434,493	23,312,279	26,091,965
Purchases of investment securities available for sale (including purchases of securities under fair value option for the fiscal year ended March 31, 2009) (Note 5)	(53,125,538)	(61,938,157)	(98,029,964)
Proceeds from maturities of investment securities being held to maturity	8,440	496,012	1,433,914
Purchases of investment securities being held to maturity	(2,657)	(250,337)	(2,869)
Proceeds from sales of other investment securities	227,141	142,353	23,717
Purchases of other investment securities	(106,972)	(64,031)	(22,939)
Net decrease (increase) in loans	23,827	(5,768,652)	(6,543,923)
Net decrease (increase) in interest-earning deposits in other banks	735,635	(773,668)	2,869,726
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	(667,032)	(366,468)	1,207,332
Proceeds from sales of premises and equipment	23,446	61,332	23,522
Capital expenditures for premises and equipment	(88,623)	(162,818)	(129,349)
Purchases of intangible assets	(139,583)	(171,121)	(119,121)
Other—net	(12,824)	86,608	(56,819)

Net cash provided by (used in) investing activities	1,387,964	(2,991,320)	(8,911,939)

Cash flows from financing activities:
Net increase (decrease) in deposits	(1,457,104)	4,634,926	2,166,868
Net increase in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	789,711	132,038	2,327,823
Net increase (decrease) in other short-term borrowings	(5,327,949)	(695,666)	2,569,587
Proceeds from issuance of long-term debt	2,778,338	1,720,906	2,229,472
Repayment of long-term debt	(2,379,025)	(2,065,218)	(2,101,317)
Proceeds from issuance of common stock, net of stock issue expenses	—	—	397,249
Proceeds from sales of treasury stock and parent company’s stock	829	119	390,396
Dividends paid	(451,914)	(459,581)	(183,966)
Dividends paid to minority interests	(16,640)	(15,389)	(13,314)
Net cash received from parent company for the transfer of Mitsubishi UFJ NICOS Co., Ltd (Note 3)	—	—	216,715
Loan provided to parent company for the transfer of Mitsubishi UFJ NICOS Co., Ltd (Note 3)	—	—	(238,500)
Payments for redemption of preferred stock issued by a subsidiary	(120,000)	—	—
Payments related to the privatization of UnionBanCal Corporation (Note 3) (Note 30)	—	—	(410,373)
Other—net	(24,760)	99,813	(34,291)

Net cash provided by (used in) financing activities	(6,208,514)	3,351,948	7,316,349

Effect of exchange rate changes on cash and cash equivalents	25,681	(31,687)	(90,798)

Net increase (decrease) in cash and cash equivalents	(2,978,103)	1,122,732	(657,217)

Cash and cash equivalents at beginning of fiscal year (including cash and cash equivalents identified as discontinued operations of ¥14,069 million in 2007 and ¥2,194 million in 2008 and nil in 2009)	5,407,845	2,429,742	3,552,474

Cash and cash equivalents at end of fiscal year (including cash and cash equivalents identified as discontinued operations of ¥2,194 million in 2007 and nil in 2008 and 2009)	¥2,429,742	¥3,552,474	¥2,895,257

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	¥1,263,579	¥1,580,177	¥1,114,523
Income taxes, net of refunds	55,040	79,192	74,964
Non-cash investing and financing activities:
Obtaining assets by entering into capital lease	33,905	17,341	1,675
Transfer to securities from loans resulting from securitization (Note 6)	—	—	60,671
Transfer to trading account assets from investment securities available for sale (Note 29)	—	—	8,657,886
Transfer to investment securities being held to maturity from trading account assets (Note 5)	—	—	1,053,029
UnionBanCal Corporation’s term borrowing issued in its fiscal year ended December 31, 2008, but settled on January 2, 2009	—	—	91,030
Business transfer from Mitsubishi UFJ Trust and Banking Corporation
Non-cash assets acquired	—	123,519	—
Liabilities assumed	—	117,819	—

Stocks issued to Mitsubishi UFJ Trust and Banking Corporation	—	5,700	—

See the accompanying notes to Consolidated Financial Statements.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) is a major commercial banking institution, providing a broad range of financial services to consumers and corporations through commercial banking, investment banking and other activities. As one of the principal subsidiaries of Mitsubishi UFJ Financial Group, Inc. (“MUFG”), BTMU and its subsidiaries (the “BTMU Group”) conduct domestic and international financial business through domestic and international networks of branches, offices and subsidiaries in Japan and around the world. The BTMU Group’s activities also encompass transactions with other subsidiaries of MUFG. See Note 27 for more information by business segment.

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

Fiscal periods of certain subsidiaries, which end on or after December 31, and BTMU’s fiscal year, which ends on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2007, 2008 and 2009, the effect of recording intervening events for the three-month periods ended March 31 on BTMU’s proportionate equity in net income of subsidiaries with fiscal periods ended on December 31, would have resulted in a decrease of ¥2.43 billion to net income, an increase of ¥4.99 billion to net loss and an increase of ¥15.50 billion to net loss, respectively. No intervening events occurred during each of the three-month periods ended March 31, 2007, 2008 and 2009 which, if recorded, would have had material effects to consolidated total assets, loans, total liabilities, deposits or total shareholder’s equity as of March 31, 2007, 2008 and 2009.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to management judgment primarily relate to the allowance for credit losses on loans and off-balance-sheet credit instruments, valuation allowances of deferred tax assets, tax reserves, valuation of financial instruments, goodwill, intangible assets, investment securities and accrued severance indemnities and pension liabilities.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summary of Significant Accounting Policies

Significant accounting policies applied in the accompanying consolidated financial statements are summarized below:

Consolidation—The consolidated financial statements include the accounts of BTMU and its subsidiaries over which control is exercised through either majority ownership of voting stock and/or other means, including, but not limited to, the possession of the power to direct or cause the direction of management and policies of entities. In situations in which the BTMU Group has less than 100% but greater than 50% of ownership in entities, such entities are consolidated and minority interests are also recorded in Other liabilities. Intercompany items have been eliminated. Investments in affiliated companies (companies over which the BTMU Group has the ability to exercise significant influence) are accounted for by the equity method of accounting and are reported in Other assets. The BTMU Group’s equity interest in the earnings of these equity investees and gains or losses realized on disposition of such investments are reported in Equity in earnings of equity method investees.

Variable interest entities are consolidated when the BTMU Group has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. See Note 24 for the details of variable interest entities.

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

Trading Account Securities—Securities and money market instruments held in anticipation of short-term market movements and for resale to customers are included in Trading account assets, and short trading positions of these instruments are included in Trading account liabilities. Trading positions are carried at fair value on the consolidated balance sheets and recorded on a trade date basis. Changes in the fair value of trading positions are recognized currently in Trading account profits (losses)—net, as appropriate. The BTMU Group has elected fair value option accounting for certain foreign securities under SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115.” See Note 29 for a further discussion of fair value option accounting.

Investment Securities—Debt securities for which the BTMU Group has both the ability and positive intent to hold to maturity are classified as Securities being held to maturity and carried at amortized cost. Debt securities that the BTMU Group may not hold to maturity and marketable equity securities, other than those classified as Trading account securities, are classified as Securities available for sale, and are carried at their fair values, with unrealized gains and losses reported on a net-of-tax basis within accumulated other changes in equity from nonowner sources, which is a component of shareholder’s equity. Other investment securities include nonmarketable equity securities carried at their acquisition costs, and also securities held by subsidiaries that are investment companies or brokers and dealers in securities. Such securities held by those subsidiaries are not within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and are subject to the specialized industry accounting principles in American Institute of Certified Public Accountants (“AICPA”) Audit and Accounting Guides for “Investment Companies” and “Brokers and Dealers in Securities” (the “AICPA Guides”) applicable for those subsidiaries. Securities of those subsidiaries are carried at their fair values.

Individual debt and equity securities are written down to fair value with the resulting losses charged to operations when, in the opinion of management, a decline in estimated fair value below the cost of such securities is other than temporary. Such impairment loss is included in Investment securities gains (losses)—net in the consolidated statements of operations. In determining other than temporary declines in fair value to be recognized as an impairment loss on investment securities, the BTMU Group generally considers factors such as the ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery in fair value, the financial condition of the issuer, the extent of decline in fair value, and the length of time that the decline in fair value below cost has existed. See Note 5 for a further discussion of other-than-temporary impairment. Interest and dividends on investment securities are reported in Interest income. Dividends are recognized when the shareholders’ right to receive the dividend is established. Gains and losses on disposition of investment securities are computed using the average cost method and are recognized on the trade date.

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

Derivatives entered into for trading purposes are carried at fair value and are reported as Trading account assets or Trading account liabilities. Prior to the adoption of SFAS No. 157, “Fair Value Measurements,” the BTMU Group deferred trade date gains or losses on derivatives where the fair values of those derivatives were not obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique which incorporated observable market data. See Accounting Changes—Fair Value Measurements for details related to adoption of SFAS No. 157. The fair values of derivative contracts executed with the same counterparty under legally enforceable master netting agreements are presented on a gross basis. See Accounting Changes—Netting of Cash Collateral against Derivative Exposures for further information. Changes in the fair value of such contracts are recognized currently in Foreign exchange gains (losses)—net with respect to foreign exchange contracts and in Trading account profits (losses)—net with respect to interest rate contracts and other types of contracts.

Embedded features that are not clearly and closely related to the host contracts and meet the definition of derivatives are separated from the host contracts and measured at fair value unless the contracts embedding the derivatives are measured at fair value in their entirety.

Derivatives are also used to manage exposures to fluctuations in interest and foreign exchange rates arising from mismatches of asset and liability positions. Certain of those derivatives are designated by the BTMU Group and qualify for hedge accounting. A derivative is designated as a hedging instrument at the inception of each such hedge relationship and the BTMU Group documents, for such individual hedging relationships, the risk management objective and strategy, including identifying the item being hedged, identifying the specific risk being hedged and the method used to assess the hedge’s effectiveness. In order for a hedging relationship to qualify for hedge accounting, the changes in the fair value of the derivative instruments must be highly effective in achieving offsetting changes in fair values or variable cash flows of the hedged items attributable to the risk being hedged. Any ineffectiveness, which arises during the hedging relationship, is recognized in Non-interest income or expense in the period in which it arises. All qualifying hedging derivatives are valued at fair value and included in Other assets or Other liabilities. The fair values of derivative contracts executed with the same counterparty under legally enforceable master netting agreements are presented on a gross basis. See Accounting Changes—Netting of Cash Collateral against Derivative Exposures for further information. For fair value hedges of interest-bearing assets or liabilities, the change in the fair value of the hedged item and the hedging instruments is recognized in net interest income to the extent that it is effective. For all other fair value hedges, the change in the fair value of the hedged item and change in fair value of the derivative are recognized in non-interest income or expense. For cash flow hedges, the unrealized changes in fair value to the extent effective are recognized in accumulated other changes in equity from nonowner sources. Amounts realized on cash flow hedges related to variable rate loans are recognized in net interest income in the period when the cash flow from the hedged item is realized. The fair value of cash flow hedges related to forecasted transactions, if any, is recognized in non-interest income or expense in the period when the forecasted transaction occurs. Any difference that arises from gains or losses on hedging derivatives offsetting corresponding gains or losses on the hedged items, and gains and losses on derivatives attributable to the risks excluded from the assessment of hedge effectiveness are recognized in non-interest income or expense.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans—Loans originated by the BTMU Group (“originated loans”) are carried at the principal amount outstanding, adjusted for unearned income and deferred net nonrefundable loan fees and costs. Originated loans held and intended for dispositions or sales in secondary markets are transferred to the held-for-sale classification and carried at the lower of cost or estimated fair value generally on an individual loan basis. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the loan as an adjustment of yield using the method that approximates the interest method. Interest income on loans that are not impaired is accrued and credited to interest income as it is earned. Unearned income and discounts or premiums on purchased loans are deferred and recognized over the contractual lives of the loans using a method that approximates the interest method when such purchased loans are outside the scope of Statement of Position (“SOP”) 03-3 issued by the AICPA, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” as described below.

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

Loan Securitization—The BTMU Group securitizes and services commercial and industrial loans in the normal course of business. The BTMU Group accounts for a transfer of loans in a securitization transaction as a sale if it meets relevant conditions for the surrender of control. Otherwise, the transfer is accounted for as a

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

collateralized borrowing transaction. Interests in loans sold through a securitization accounted for as a sale may be retained in the form of subordinated tranches or beneficial interests. These retained interests are primarily recorded in Securities available for sale. The previous carrying amount of the loans involved in the transfer is allocated between the loans sold and the retained interests based on their relative fair values at the date of the securitization. Since quoted market prices are generally not available, the BTMU Group usually estimates fair value of these retained interests based on the present value of future expected cash flows by using modeling techniques that involve management’s best estimates of key assumptions, which may include default rates, recovery rates, and discount rates. See Accounting Changes—Fair Value Measurements and Note 29 or details of fair value measurements after adoption of SFAS No. 157.

Allowance for Credit Losses—The BTMU Group maintains an allowance for credit losses to absorb probable losses inherent in the loan portfolio. Actual credit losses (amounts deemed uncollectible, in whole or in part), net of recoveries, are deducted from the allowance for credit losses, as net charge-offs, generally based on detailed loan reviews and a credit assessment by management at each balance sheet date. The BTMU Group generally applies its charge-off policy to all loans in its portfolio regardless of the type of borrower. The provision for credit losses, which is a charge against earnings, is added to bring the allowance to a level which, in management’s opinion, is adequate to absorb probable losses inherent in the credit portfolio.

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

The credit loss allowance for individual customers represents the impairment allowance determined in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” The BTMU Group measures the impairment of a loan, based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or on the loan’s observable market price, or based on the fair value of the collateral if the loan is collateral dependent, when it is probable that the BTMU Group will be unable to collect all amounts due according to the contractual terms of the loan agreement. For certain subsidiaries, some impaired loans are aggregated for the purpose of measuring impairment using historical loss factors. Generally, the BTMU Group’s impaired loans include nonaccrual loans, restructured loans and other loans specifically identified as impaired.

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

The formula allowance is calculated for groups of loans collectively evaluated for impairment that cannot be attributed to specific loans by applying loss factors to outstanding substandard, special mention and unclassified loans. The evaluation of inherent loss for these loans involves a high degree of uncertainty, subjectivity and

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

judgment. In determining the formula allowance, the BTMU Group, therefore, relies on a statistical analysis that incorporates historical loss factor percentages of total loans outstanding. Corresponding to the periodic impairment identification and self-assessment process, the estimation of the formula allowance is back-tested by comparing the allowance with the actual results subsequent to the balance sheet date. The results of such back-testing are evaluated by management to determine whether the manner and level of formula allowance needs to be changed in subsequent years.

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

Allowance for Off-Balance-Sheet Credit Instruments—The BTMU Group maintains an allowance for credit losses on off-balance-sheet credit instruments, including commitments to extend credit, guarantees, standby letters of credit and other financial instruments. The allowance is recorded as a liability in Other liabilities. The BTMU Group adopts the same methodology used in determining the allowance for loan credit losses. Potential credit losses related to derivatives are considered in the fair valuation of the derivatives.

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

Intangible assets—Intangible assets consist of software, core deposit intangibles, customer relationships, trade names and other intangible assets. These are amortized over their estimated useful lives unless they have indefinite useful lives. Amortization of intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets as follows:

	Useful lives (years)	Amortization method
Software	3 to 10	Straight-line
Core deposit intangibles	5 to 18	Declining-balance
Customer relationships	12 to 22	Declining-balance
Trade names	5 to 40	Straight-line

Intangible assets having indefinite useful lives, primarily trade names, are not amortized but are subject to annual impairment tests. An impairment exists if the carrying value of an indefinite-lived intangible asset exceeds its fair value. For other intangible assets subject to amortization, an impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset.

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

Accrued Severance and Pension Liabilities—The BTMU Group has defined benefit pension plans and other postretirement benefit plans, including severance indemnities plans. The liabilities related to these plans are computed and recognized based on actuarial computations. Net actuarial gains and losses that arise from differences between actual experiences and assumptions are generally amortized over the average remaining service period of participating employees if it exceeds the corridor, which is defined as the greater of 10% of plan assets or the projected benefit obligation. Prior to the adoption of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132R” (“SFAS No. 158”), an excess of the accumulated benefit obligation over the plan assets was recognized in the consolidated balance sheets as the minimum liability, and a corresponding intangible assets was recognized up to the amount equal to the total of unrecognized prior service cost and unrecognized net obligation

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at transition. To the extent that the minimum liability exceeds the intangible asset, it was recognized in accumulated other changes in equity from nonowner sources. The costs of the plans, based on actuarial computations of current and future employee benefits, were charged to Salaries and employee benefits.

The BTMU Group adopted the recognition provisions of SFAS No. 158 as of March 31, 2007 and the measurement date provisions of SFAS No. 158 as of April 1, 2008. See Accounting Changes—Defined Benefit Pension and Other Postretirement Plans and Note 15 for further information.

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

Fees and Commissions—Revenue recognition of major components of fees and commissions is as follows:

•

Fees on funds transfer and collection services, service charges on deposit accounts, fees and commissions on securities business, insurance commissions, fees on investment funds business, and fees and commissions from other services are generally recognized as revenue when the related services are performed or recognized over the period that the service is provided.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Free Distributions of Common Shares—As permitted by the Company Law, Japanese companies, upon approval by the Board of Directors, may make a free distribution of shares, in the form of a “stock split” as defined, to shareholders. In accordance with generally accepted accounting practice in Japan, such distribution does not give rise to any change in capital stock or capital surplus accounts. Common shares distributed are recorded as shares issued on the distribution date. See Note 18 for further information.

Earnings (Loss) per Common Share—Basic earnings per share (“EPS”) excludes dilutive effects of potential common shares and is computed by dividing income available to a common stock shareholder by the weighted average number of common shares outstanding for the period, while diluted EPS gives effect to all dilutive potential common shares that were outstanding during the period. See Note 21 for the computation of basic and diluted EPS.

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

Stock-Based Compensation—BTMU and certain of its subsidiaries have stock-based compensation plans. The BTMU Group adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”) on April 1, 2006 under the modified prospective method, which resulted in a decrease in income from continuing operations before income tax expense of ¥1,969 million and a decrease in income from continuing operations, net of taxes, of ¥1,026 million for the fiscal year ended March 31, 2007, which includes estimated forfeitures for restricted stock and the amortization of compensation costs related to unvested stock options. The corresponding impact on both basic and diluted earnings per share was a reduction of ¥0.10 per share for the fiscal year ended March 31, 2007. Subsequent to adoption of SFAS No. 123R, stock-based compensation expenses were recognized based on the grant-date fair value of share based compensation plans over the period during which an employee is required to provide service in exchange for the plans. See Note 30 for further discussion of the adoption of SFAS No. 123R and stock-based compensation plans.

Reclassifications

Certain reclassifications and format changes have been made to the consolidated financial statements for the fiscal years ended March 31, 2007 and 2008 to conform to the presentation for the fiscal year ended March 31, 2009.

The BTMU Group’s total assets and liabilities have increased significantly, for all financial statements presented, due to the retrospective adoption of FASB Staff Position (“FSP”) on FASB Interpretation (“FIN”) No. 39, “Amendment of FASB Interpretation No. 39” (“FSP FIN No. 39-1”). See Accounting Changes—Netting of Cash Collateral against Derivative Exposures for further information.

These reclassifications and format changes did not result in a change to previously reported net loss or shareholder’s equity.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Change in Accounting Estimates

BTMU and its domestic subsidiaries have reviewed the salvage values of premises and equipment and decided to change the estimated salvage values of these assets to ¥1 during the fiscal year ended March 31, 2008. Under the provision of SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3,” a change in salvage values of depreciable assets is treated as a change in accounting estimate. The effect of this change has been reflected on a prospective basis beginning April 1, 2007. This change had an adverse impact on income from continuing operations before income tax expense and net loss of ¥47 billion and ¥28 billion, respectively, and a corresponding impact on both basic and diluted loss per share of ¥2.71 per share for the fiscal year ended March 31, 2008.

The BTMU Group periodically updates underlying assumptions to make a current estimate of allowance for credit losses. During the fiscal year ended March 31, 2008, in addition to such routine update of estimates to reflect current conditions, BTMU adopted an advanced estimation to determine appropriate level of formula allowance, which is estimated based primarily on the default ratio and recoverable ratio. Previously, recoverable ratio was computed from the major cases of a default event such as legal bankruptcy. During the fiscal year ended March 31, 2008, BTMU began incorporating other credit events for its recoverable ratio to better reflect broader cases of default. In addition, BTMU made an adjustment for the impact of heterogeneous size of borrowers among its loan portfolio to estimate the appropriate level of the formula allowance for the fiscal year ended March 31, 2008. Since the default ratio is statistically computed by counting one credit event as one regardless of the size of borrowers, BTMU commenced making an additional reserve by looking to monetary level of past defaults in addition to the number of defaults. For the fiscal year ended March 31, 2008, the effect from those changes had a positive impact on income from continuing operations before income tax expense and net loss of ¥45 billion and ¥27 billion, respectively, and a corresponding impact on both basic and diluted loss per share of ¥2.61 per share. For the fiscal year ended March 31, 2009, the effect from those changes had a positive impact on loss from continuing operations before income tax benefit and net loss of ¥67 billion and ¥40 billion, respectively, and a corresponding impact on both basic and diluted loss per share of ¥3.79 per share.

The BTMU Group observed that the market for collateralized loan obligations (“CLOs”) backed by general corporate loans became significantly inactive compared with normal market activity due to the reduction in liquidity of certain debt securities resulting from the global financial market instability in the second half of the fiscal year ended March 31, 2009. Under such circumstances, the BTMU Group concluded that the unadjusted non-binding quotes from broker-dealers became less reflective of the fair value as defined by SFAS No. 157 with respect to the CLOs backed by general corporate loans. Consequently, the BTMU Group changed the valuation method for estimating the fair value of such CLOs from the method adopting unadjusted quotes from independent broker-dealers to the estimation method by weighting the internal model prices and the non-binding broker-dealer quotes during the second half of the fiscal year ended March 31, 2009. This change in valuation method was treated as a change in accounting estimate and has been accounted for prospectively. This change in valuation method had a positive impact on loss from continuing operations before income tax benefit and net loss of ¥245 billion and ¥146 billion, respectively, and a corresponding impact on both basic and diluted loss per share of ¥13.96 per share for the fiscal year ended March 31, 2009. This change also had a positive impact on the ending balance of the accumulated other changes in equity from nonowner sources, net of taxes, of ¥38 billion at March 31, 2009. See Note 29 for the details of the valuation method.

Accounting Changes

Defined Benefit Pension and Other Postretirement Plans—In September 2006, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 158. SFAS No. 158 requires entities to recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement plans in its consolidated statement of financial position and recognize changes in the funded status of defined benefit

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

pension and other postretirement plans in the year in which the changes occur in comprehensive income. SFAS No. 158 also clarifies that defined benefit assets and obligations should be measured as of the date of the entity’s fiscal year-end statement of financial position. The requirement to recognize the funded status as of the date of the statement of financial position is effective for fiscal years ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the statement of financial position is effective for fiscal years ending after December 15, 2008.

The BTMU Group adopted the recognition provisions of SFAS No. 158 as of March 31, 2007 which resulted in an increase in accumulated other changes in equity from nonowner sources of ¥99,748 million, net of taxes, and had no impact on how the BTMU Group determined its net periodic benefit costs.

The BTMU Group adopted the measurement date provisions of SFAS No. 158 on April 1, 2008 which changed the measurement date for plan assets and benefit obligations of BTMU and some of its domestic subsidiaries from December 31 to March 31 by using an approach that remeasured plan assets and benefit obligations as of March 31, 2008. The BTMU Group recognized ¥411 million in gains on settlement during the period from January 1, 2008 to March 31, 2008 and recorded a decrease in the beginning balance of retained earnings as of April 1, 2008 by ¥132 million, net of taxes, and a decrease in the beginning balance of accumulated other changes in equity from nonowner sources as of April 1, 2008 by ¥131,574 million, net of taxes, as a result of adopting this provision. The impact on the beginning balance of accumulated other changes in equity from nonowner sources upon adoption of the measurement date provisions of SFAS No. 158 as of April 1, 2008 is mainly due to a decrease in the fair value of plan assets of ¥175,680 million and an increase in benefit obligations of ¥32,382 million, net of ¥4,333 million in settlements during the period from January 1, 2008 to March 31, 2008 recognized as lump-sum payments for the fiscal year ended March 31, 2008. The increase was caused by a decline in the discount rate from December 31, 2007 to March 31, 2008.

Uncertainty in Income Taxes—In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 requires recognition of a tax benefit to the extent of management’s best estimate of the impact of a tax position based on the technical merits of the position, provided it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The BTMU Group adopted FIN No. 48 on April 1, 2007, which reduced the beginning balance of retained earnings by ¥3,701 million. The BTMU Group classifies accrued interest and penalties, if applicable, related to income taxes as income tax expenses.

Leveraged Leases—In July 2006, the FASB issued an FSP on SFAS No. 13, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction.” This FSP requires that if, during the lease term, the projected timing of the income tax cash flows generated by a leveraged lease is revised, the rate of return and the allocation of income shall be recalculated from the inception of the lease. At adoption, the cumulative effect of applying the provisions of this FSP shall be reported as an adjustment to the beginning balance of retained earnings as of the beginning of the period in which it is adopted. This FSP is effective in fiscal years beginning after December 15, 2006. The BTMU Group adopted this FSP on April 1, 2007, which reduced the beginning balance of retained earnings by ¥5,725 million, net of taxes. The reduction to retained earnings at adoption will be recognized in interest income over the remaining terms of the affected leases as tax benefits are realized.

Fair Value Measurements—In September 2006, the FASB issued SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under SFAS No. 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. SFAS No. 157 shall be applied prospectively, except for the provisions related to block discounts, and existing derivative and hybrid financial instruments measured at fair value under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as modified by SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, using the transaction price in accordance with the guidance in the FASB Emerging Issues Task Force (the “EITF”) Issue No. 02-3 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.” SFAS No. 157 nullifies the guidance in EITF Issue No. 02-3 which requires the deferral of trade date gains or losses on derivatives where the fair value of those derivatives were not obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. SFAS No. 157 also precludes the use of a blockage factor when measuring financial instruments traded in an active market at fair value and requires consideration of nonperformance risk when measuring liabilities at fair value. Effective April 1, 2008, the BTMU Group adopted SFAS No. 157. Upon adoption of SFAS No. 157, the difference between the carrying amount and fair value of the derivatives measured using the guidance in EITF Issue No. 02-3 was recognized as a cumulative effect to the beginning balance of retained earnings as of April 1, 2008 in the amount of ¥3,865 million, net of taxes.

In February 2008, the FASB issued an FSP on SFAS No. 157, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FSP SFAS No. 157-1”) and an FSP on SFAS No. 157, “Effective Date of FASB Statement No. 157” (“FSP SFAS No. 157-2”). FSP SFAS No. 157-1 amends SFAS No. 157 to exclude SFAS No. 13, “Accounting for Leases,” and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141, or SFAS No. 141R, “Business Combinations” (“SFAS No. 141R”), regardless of whether those assets and liabilities are related to leases. FSP SFAS No. 157-2 applies to nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in an entity’s financial statements on a recurring basis and defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for those items. The BTMU Group adopted these FSPs on April 1, 2008 and applied SFAS No. 157 to all financial assets and liabilities measured and disclosed on a fair value basis, excluding the nonfinancial assets and liabilities as described in FSP SFAS No. 157-2. The nonrecurring nonfinancial assets and nonfinancial liabilities for which the BTMU Group has not applied the provisions of SFAS No. 157 include premises and equipment, intangible assets and goodwill measured at fair value for impairment.

In October 2008, the FASB issued an FSP on SFAS No. 157, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP SFAS No. 157-3”), to clarify how an entity would determine fair value in a market that is not active. FSP SFAS No. 157-3 was effective upon issuance. The adoption of FSP SFAS No. 157-3 did not have a material impact on the BTMU Group’s financial position and results of operations. See Note 29 for a further discussion of the adoption of SFAS No. 157.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value Option for Financial Assets and Financial Liabilities—In February 2007, the FASB issued SFAS No. 159. SFAS No. 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to certain conditions. The BTMU Group adopted SFAS No. 159 on April 1, 2008. The BTMU Group elected the fair value option for foreign securities classified as available for sale held by BTMU in the amount of ¥8,657,886 million, whose unrealized gains and losses were reported within accumulated other changes in equity from nonowner sources as of March 31, 2008. BTMU economically manages, through its asset and liability management activities, risks associated with its foreign currency denominated financial assets and liabilities related to fluctuation of foreign exchange rates. However, prior to the adoption of SFAS No. 159 for these securities, gains and losses on translation of these securities were reflected in other changes in equity from nonowner sources, while gains and losses on translation of foreign currency denominated financial liabilities were included in current earnings. The BTMU Group elected the fair value option for these securities to mitigate accounting mismatches related to fluctuations of foreign exchange rates. As a result of adopting the fair value option on these securities, BTMU recorded an increase in the beginning balance of retained earnings as of April 1, 2008 of ¥10,408 million, net of taxes.

Netting of Cash Collateral against Derivative Exposures—In April 2007, the FASB staff issued FSP FIN No. 39-1. This FSP permits offsetting of fair value amounts recognized for the right to reclaim cash collateral (a receivable) or obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangements, and amends FIN No. 39 to replace the terms “conditional contracts” and “exchange contracts” with the term “derivative instruments”, as defined in SFAS No. 133. Upon adoption of this FSP, a reporting entity is permitted to change its accounting policy to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements, however, the effect of applying this FSP is required to be recognized as a change in accounting principle through retrospective application for all financial statements presented unless it is impracticable to do so. This FSP is effective for the fiscal year beginning after November 15, 2007. Effective April 1, 2008, the BTMU Group discontinued netting its derivative assets and liabilities under master netting agreements and now present them on a gross basis. Cash collateral paid and cash collateral received continue to be presented on a gross basis. This change has significantly increased the BTMU Group’s total assets and liabilities retrospectively for all financial statements presented and is accounted for as a change in accounting principle. This change did not result in a change in previously reported total shareholder’s equity.

The effects of adoption of FSP FIN No. 39-1 on the BTMU Group’s March 31, 2008 consolidated balance sheet were as follows:

	March 31, 2008
	As previously reported	As Adjusted
	(in millions)
Trading account assets	¥5,314,056	¥11,667,459
Other assets	3,850,251	3,851,670
Total assets	152,079,231	158,434,053
Trading account liabilities	1,695,905	8,050,597
Other liabilities	3,995,486	3,995,616
Total liabilities and shareholder’s equity	152,079,231	158,434,053

Accordingly, consolidated statements of cash flows were also adjusted for the fiscal years ended March 31, 2007 and 2008.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income tax benefits on Share-Based Payment Awards—In June 2007, the EITF reached a consensus on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”), which was ratified by the FASB in June 2007. EITF 06-11 requires that realized tax benefits from dividends or dividend equivalents paid on equity-classified share-based payment awards that are charged to retained earnings should be recorded as an increase to additional paid-in capital and included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. EITF 06-11 is effective prospectively for the income tax benefits on dividends declared in fiscal years beginning after December 15, 2007. The BTMU Group adopted EITF 06-11 on April 1, 2008, which had no material impact on its financial position and results of operations.

Hierarchy of GAAPs—In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” The main objective of SFAS No. 162 is to include the GAAP Hierarchy within the accounting literature established by the FASB rather than within AICPA’s Statement on Auditing Standards No. 69, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” SFAS No. 162 is effective from November 15, 2008. Adoption of SFAS No. 162 had no material impact on the BTMU Group’s financial position and results of operations.

Disclosures about Credit Derivatives and Certain Guarantees—In September 2008, the FASB staff issued an FSP on SFAS No. 133 and FIN No. 45 “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 (“FSP SFAS No. 133-1 and FIN No. 45-4”). This FSP amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to require sellers of credit derivatives to disclose additional information about its credit derivatives and hybrid instruments that have embedded credit derivatives. In addition, the FSP amends FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34,” and requires guarantors to additionally disclose the current status of the payment/performance risk of the guarantee so that the disclosure will provide similar information to the disclosure relating to credit derivatives and hybrid instruments that have embedded credit derivatives under SFAS No. 133, as amended by this FSP. This FSP is effective for the annual or interim reporting periods ending after November 15, 2008. The BTMU Group adopted this FSP on March 31, 2009, which had no material impact on its financial position and results of operations. See Notes 22 and 23 for additional disclosures provided upon adoption of this FSP.

Disclosure about Transfers of Financial Assets and Involvement with Variable Interest Entities—In December 2008, the FASB issued an FSP on SFAS No. 140 and FIN No. 46R, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP SFAS No. 140-4 and FIN No. 46R-8”). This FSP requires enhanced disclosures about continuing involvements with transferred financial assets and involvement with variable interest entities. The requirements apply to transferors, sponsors, servicers, primary beneficiaries and holders of significant variable interests in a variable interest entity or qualifying special purpose entity. This FSP is effective prospectively for the first interim or annual reporting period ending after December 15, 2008, with disclosures of comparative information in period earlier than the effective date encouraged. The BTMU Group adopted this FSP on March 31, 2009, which had no material impact on its financial position and results of operations. See Note 6 and Note 24 for additional disclosures provided upon adoption of this FSP.

Impairment Guidance for Beneficial Interests—In January 2009, the FASB issued an FSP on EITF 99-20, “Amendments to the Impairment Guidance of EITF Issue No. 99-20” (“FSP EITF 99-20-1”). This FSP amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a transferor in a Securitized

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial Assets” (“EITF 99-20”). This FSP revises EITF 99-20’s impairment guidance for beneficial interests to make it consistent with the requirements of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” for determining whether an impairment of debt and equity securities has occurred. The SFAS No. 115 impairment model enables greater judgment to be exercised in determining whether an other than temporary impairment needs to be recorded. The impairment model previously provided for in EITF 99-20 limited management’s use of judgment in applying the impairment model. This FSP is effective prospectively for interim and annual reporting periods ending after December 15, 2008 with retrospective application prohibited. The BTMU Group adopted this FSP on March 31, 2009, which did not have a material impact on its financial position and results of operations.

Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements—In September 2006, the EITF reached a consensus on EITF Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.” This EITF requires that an agreement by the employer to share a portion of the proceeds of a life insurance policy with the employee during the postretirement period is a postretirement benefit arrangement for which a liability must be recorded. The BTMU Group adopted this EITF on April 1, 2008, which did not have a material impact on its financial position and results of operations.

Recently Issued Accounting Pronouncements

Investment Company Accounting—In June 2007, the AICPA issued Statement of Position (“SOP”) 07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies.” SOP 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide Investment Companies (the “AICPA Guide”). The statement also addresses whether the specialized industry accounting principles of the AICPA Guide should be retained by a parent company in consolidation or by an investor that has the ability to exercise significant influence over the investment company and applies the equity method of accounting to its investment in the entity. In addition, in May 2007, the FASB staff issued an FSP on FIN No. 46R, “Application of FIN No. 46R to Investment Companies” (“FSP FIN No. 46R-7”), which amends FIN No. 46R, “Consolidation of Variable Interest Entities—An Interpretation of ARB No. 51,” to make permanent the temporary deferral of the application of FIN No. 46R to entities within the scope of the revised audit guide under SOP 07-1. These new standards were expected to be effective for fiscal years beginning on or after December 15, 2007, with earlier application encouraged. However, in February 2008, the FASB issued an FSP on SOP 07-1, “Effective Date of AICPA Statement of Position 07-1” (“FSP SOP 07-1-1”), to delay indefinitely the effective dates of SOP 07-1 and the application of FSP FIN No. 46R-7 in order to address implementation issues. For entities that have not yet adopted the provisions of SOP 07-1 and FSP FIN No. 46R-7, early adoption will not be permitted during the indefinite deferral.

Business Combinations—In December 2007, the FASB issued SFAS No. 141R. SFAS No. 141R will significantly change the accounting for business combinations while retaining the fundamental requirements in SFAS No. 141, that the acquisition method of accounting (which SFAS No. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141R further expands the definitions of a business and the fair value measurement and reporting in a business combination. SFAS No. 141R states that all business combinations (whether full, partial or step acquisitions) will result in all the assets acquired and liabilities assumed and any noncontrolling (minority) interests in the acquiree being recorded at their acquisition-date fair values with limited exceptions. Certain forms of contingent considerations and certain acquired contingencies will be recorded at their acquisition-date fair value. SFAS No. 141R also states acquisition costs will generally be expensed as incurred, restructuring costs will be expensed in periods after the acquisition date, and changes in deferred tax asset valuation allowances and

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No. 141R also includes a substantial number of new disclosure requirements to disclose all information needed to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 with early adoption prohibited. The BTMU Group has not completed the study of what effect SFAS No. 141R will have on its financial position and results of operations.

Noncontrolling Interests—In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS No. 160 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the parent in the consolidated financial statements within the equity section but separate from the parent’s equity. It also requires the following changes: (1) the amount of consolidated net income attributable to the parent and to the noncontrolling interest should be clearly identified and presented on the face of the consolidated statements of operations; (2) changes in parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary should be accounted for as equity transactions; and (3) when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary should be measured at fair value. SFAS No. 160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 with early adoption prohibited. The BTMU Group has not completed the study of what effect SFAS No. 160 will have on its financial position and results of operations.

Disclosure about Derivative Instruments and Hedging Activities—In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133.” SFAS No. 161 requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The significant additional disclosures required by SFAS No. 161 include (1) a tabular summary of the fair values of derivative instruments and their gains and losses, (2) disclosure of credit-risk-related contingent features in order to provide more information regarding an entity’s liquidity from using derivatives, and (3) cross-referencing within footnotes to make it easier for financial statement users to locate important information about derivative instruments. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, with early application encouraged. It encourages but does not require comparative disclosures for earlier periods at initial adoption. SFAS No. 161 will only affect the BTMU Group’s disclosures of derivative instruments and related hedging activities, and will not affect its financial position and results of operations.

Accounting for Transfers of Financial Assets and Repurchase Financing Transactions—In February 2008, the FASB issued an FSP on SFAS No. 140, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (“FSP SFAS No. 140-3”). This FSP requires that an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer be evaluated together as a linked transaction under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125” unless certain criteria are met. FSP SFAS No. 140-3 is effective for the fiscal years beginning on or after November 15, 2008, with early adoption prohibited. The BTMU Group has not completed the study of what effect FSP SFAS No. 140-3 will have on its financial position and results of operations.

Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities—In June 2008, the FASB issued an FSP on EITF Issue No. 03-6, “Determining Whether Instruments Granted in a Share-Based Payment Transaction are Participating Securities” (“FSP EITF No. 03-6-1”). FSP EITF No. 03-6-1 concludes that unvested share-based payment awards which contain nonforfeitable rights to dividends

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

should be considered equivalent to participating securities and included in the computation of earnings per share (“EPS”) using the two-class method under SFAS No. 128, “Earnings Per Share.” FSP EITF No. 03-6-1 is effective retrospectively for the fiscal years beginning on or after December 15, 2008 with early adoption prohibited. The BTMU Group has not completed the study of what effect FSP EITF No. 03-6-1 will have on its financial position and results of operations.

Employers’ Disclosures and Postretirement Benefit Plan Assets—In December 2008, the FASB issued an FSP on SFAS No. 132R, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP SFAS No. 132R-1”). The FSP contains amendments to SFAS No. 132R, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” that are intended to enhance the transparency surrounding the types of assets and associated risks in an employer’s defined benefit pension or other postretirement plan. This FSP expands the disclosures set forth in SFAS No. 132R by adding required disclosures about: (1) how investment allocation decisions are made by management, (2) major categories of plan assets, and (3) significant concentrations of risk. Additionally, the FSP requires an employer to disclose information about the valuation of plan assets similar to that required under SFAS No. 157. The new disclosures are required to be included in financial statements for fiscal years ending after December 15, 2009 with early application permitted. This FSP only requires additional disclosures, and will not affect the BTMU Group’s financial position and results of operations.

Recognition and Presentation of Other-than-temporary Impairments—In April 2009, the FASB staff issued an FSP on SFAS No. 115 and SFAS No. 124, “Recognition and Presentation of Other-than-temporary Impairment” (“FSP SFAS No. 115-2 and SFAS No. 124-2”). This FSP amends the other-than-temporary impairment guidance for debt securities and improves the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP requires an entity to recognize an other-than-temporary impairment of a debt security if the entity has the intent to sell the debt security or if it is more likely than not the entity will be required to sell the debt security before recovery of its amortized cost basis. In addition, this FSP requires an entity to recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the noncredit component in other comprehensive income when the entity does not intend to sell the debt security and if it is more likely than not that the entity will not required to sell the debt security before recovery of its amortized cost basis. This FSP also requires additional disclosures regarding the calculation of credit losses, as well as factors considered in reaching a conclusion that an investment is not other than temporarily impaired. This FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The BTMU Group has not completed the study of what effect this FSP will have on its financial position and results of operations.

Measurement of Fair Value in Inactive Markets—In April 2009, the FASB staff issued an FSP on SFAS No. 157, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP SFAS No. 157-4”). This FSP provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP also amends the disclosure provisions of SFAS No. 157 to require entities to disclose on interim and annual periods the inputs and valuation techniques used to measure fair value and provide, by major categories of debt and equity securities identified in accordance with SFAS No. 115, the SFAS No. 157 hierarchy and Level 3 roll-forward disclosures. This FSP is effective prospectively for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The impact of the adoption is not expected to be significant on the BTMU Group’s financial position and results of operations.

Interim Disclosures about Fair Value of Financial Instruments—In April 2009, the FASB staff issued an FSP on SFAS No. 107 and Accounting Principles Board (“APB”) Opinion No. 28, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP SFAS No. 107-1 and APB Opinion No. 28-1”). This FSP amends the

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

guidance in SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No.28, “Interim Financial Reporting,” to require those disclosures in summarized financial information at interim reporting periods. This FSP is effective for interim reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. This FSP only requires additional disclosures, and will not affect the BTMU Group’s financial position and results of operations.

Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies—In April 2009, the FASB issued an FSP on SFAS No. 141R, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP SFAS No. 141R-1”). This FSP amends and clarifies SFAS No. 141R to require that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value, as determined in accordance with SFAS No. 157, if the acquisition date fair value can be reasonably determined. If the acquisition date fair value of such an asset or liability cannot be reasonably determined, the asset or liability would be measured using existing accounting guidance. This FSP is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The BTMU Group has not completed the study of what effect this FSP will have on its financial position and results of operations.

Subsequent Events—In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS No. 165”). SFAS No. 165 distinguishes between the date that the financial statements are issued from the date that the financial statements are available to be issued and requires that the disclosure identify the date through which an entity has evaluated subsequent events on that basis. This disclosure should also highlight that an entity has not evaluated subsequent events after that date. SFAS No. 165 shall be effective for interim or annual financial periods ending after June 15, 2009. The BTMU Group does not expect SFAS No. 165 to have a significant impact on its financial position and results of operations.

Amendment of Accounting for Transfers of Financial Assets—In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets—An Amendment of FASB Statement No. 140” (“SFAS No. 166”). SFAS No. 166 clarifies the application of certain derecognition concepts in SFAS No. 140 and eliminates the concept of a qualifying special purpose entity from SFAS No. 140. SFAS No. 166 clarifies the concept of “surrendered control” to consider any continuing involvement with the transferred assets regardless of when the terms were agreed. In addition, SFAS No. 166 introduces the term “participating interest” to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. Finally, SFAS No. 166 eliminates certain alternatives with respect to initial recognition and measurement and requires that a transferor recognizes and initially measures all assets obtained including a transferor’s beneficial interest and liabilities incurred as a result of a transfer of financial assets accounted for as a sale, at fair value. SFAS No. 166 is effective for the first annual reporting period beginning after November 15, 2009, and interim periods within that year. Early adoption is prohibited. The BTMU Group has not completed the study of what effect SFAS No. 166 will have on its financial position and results of operations.

Amendment of Accounting for Consolidation of Variable Interest Entities—In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS No. 167”). SFAS No. 167 changes certain aspects of FIN No. 46(R). SFAS No. 167 changes the current guidance by modifying the characteristics for assessing a primary beneficiary to include entities that have the power to direct the activities of the variable interest entity which significantly impact its economic performance and the right to absorb losses or receive benefits that could potentially be significant to the entity. This must be reassessed on an ongoing basis. In

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

addition, SFAS No. 167 amends the identification of variable interest entities by eliminating the scope exception for qualified special purpose entities and adding an additional reconsideration event for determining whether an entity is a variable interest entity. SFAS No. 167 is effective for the first annual reporting period beginning after November 15, 2009, and interim periods within that year. Early adoption is prohibited. The BTMU Group has not completed the study of what effect SFAS No. 167 will have on its financial position and results of operations.

The Codification and the Hierarchy of GAAPs—In June 2009, the FASB voted to approve the “FASB Accounting Standards Codification” (the “Codification”) to be the single source of authoritative non-governmental US GAAP and issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162” (“SFAS No. 168”). The Codification is not meant to change US GAAP, but is intended to improve the ease of researching US GAAP issues. The Codification reorganizes existing US GAAP pronouncements, relevant portions of authoritative content issued by the US Securities and Exchange Commission (“SEC”), and SEC staff interpretations and administrative guidance, into approximately 90 accounting topics. Once the Codification is launched on July 1, 2009, it is the single source of authoritative US GAAP. On the effective date of SFAS No. 168, the Codification supersedes all then-existing non-SEC accounting and reporting standards to become the single source of authoritative non-governmental US GAAP. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. SFAS No. 168 represents the final standard that the FASB will issue in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. All subsequent standards will be issued as “Accounting Standard Updates,” which will serve only to update the Codification. The Codification and SFAS No. 168 are effective for financial statements issued for interim and annual periods ending after September 15, 2009.

2.    DISCONTINUED OPERATIONS

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

Interest expense was attributed to discontinued operations based on average net assets. The amount of interest expense allocated to discontinued operations for the fiscal years ended March 31, 2007, 2008 and 2009 was ¥209 million, nil and nil, respectively.

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

The components of loss from discontinued operations for the fiscal years ended March 31, 2007, 2008 and 2009 were as follows:

	2007	2008	2009
	(in millions)
Total revenue	¥1,604	¥—	¥—

Loss from discontinued operations	¥(2,451)	¥(2,739)	¥—
Gains on disposal	466	—	—
Minority interest in loss of consolidated subsidiaries	(434)	(924)	—
Income tax benefit	(734)	(69)	—

Loss from discontinued operations—net	¥(817)	¥(1,746)	¥—

3.     BUSINESS DEVELOPMENTS

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

In September 2007, MUFG and Mitsubishi UFJ NICOS entered into a basic agreement that share for share exchanges between MUFG and Mitsubishi UFJ NICOS would be implemented in August 2008 resulting in Mitsubishi UFJ NICOS to be a wholly owned subsidiary of MUFG. Under the provision of SFAS No. 144, a long-lived asset to be disposed of other than by sale (for example, by abandonment, in an exchange for a similar productive long-lived asset, or in a distribution to owners in a spinoff) shall continue to be classified as held and used until it is disposed of. Since the share for share exchange between MUFG and Mitsubishi UFJ NICOS is considered to be a distribution to owners in a spin-off for BTMU, Mitsubishi UFJ NICOS is classified as a component of an entity to be held and used until it is disposed of, in its consolidated financial statements as of March 31, 2008.

On August 1, 2008, MUFG acquired, through a share exchange, all the outstanding Mitsubishi UFJ NICOS common stock and all the outstanding Mitsubishi UFJ NICOS Class 1 stock whereby MUFG issued MUFG common stock. BTMU transferred all the Mitsubishi UFJ NICOS common stock it owned to MUFG and, in exchange, received MUFG common stock. As result of the share exchange, Mitsubishi UFJ NICOS became a

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

directly-100%-owned subsidiary of MUFG, and then MUFG sold 15% of Mitsubishi UFJ NICOS common stock to The Norinchukin Bank. Simultaneously, BTMU entered into an agreement with MUFG pursuant to which BTMU sold back such MUFG common stock for ¥239 billion on September 25, 2008 with BTMU fully funding MUFG’s purchase price with an interest-bearing loan.

The foregoing transfer was accounted for as follows:

The acquisition of MUFG common stock through the share exchange, the loan to MUFG for the purpose of repurchase of MUFG common stock, and the repurchase of MUFG common stock by MUFG were treated as one unit account within the context of constructive dividend-in-kind of Mitsubishi UFJ NICOS common stock to MUFG and constructive capital contribution from MUFG. BTMU accounted for the transfer of Mitsubishi UFJ NICOS common stock as a constructive dividend-in-kind to MUFG by the carrying amount of BTMU’s investment in Mitsubishi UFJ NICOS, and the BTMU’s loan receivable from MUFG as a constructive capital contribution with the loan receivable reflected as a deduction of the shareholder’s equity. The loan receivable from MUFG will decrease on repayment of the loan by MUFG and, accordingly the constructive capital contribution will be recognized as an increase in shareholder’s equity upon collection of the loan receivable. As a result, no gain or loss has been recognized on the transfer of Mitsubishi UFJ NICOS common stock.

Also, the results of Mitsubishi UFJ NICOS operations prior to the date of transfer were not reported as discontinued operations due to the BTMU Group’s significant continuing involvement in Mitsubishi UFJ NICOS operations after the transfer transaction.

kabu.com Securities Co., Ltd.

BTMU acquired approximately 20% ownership of kabu.com Securities Co., Ltd. (“kabu.com Securities”), a retail online securities company in Japan through tender offers, valuing the transaction at approximately ¥41 billion. Additionally, BTMU acquired additional shares of kabu.com Securities, which were mainly held by the MUFG Group other than subsidiaries of BTMU, resulting in its ownership to approximately 41% through the purchases during the fiscal year ended March 31, 2008. BTMU has controlling interest by ownership of voting stock and means other than ownership of voting stock of kabu.com Securities. As a result, kabu.com Securities, a former equity method investee of BTMU, is a consolidated subsidiary of BTMU. The acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141 and the assets and liabilities of the kabu.com Securities were recorded at their fair value. BTMU recorded approximately ¥34 billion of goodwill and ¥9 billion of intangible assets. The purpose of this acquisition is to strengthen the retail online securities business and enhance comprehensive Internet-based financial services.

UnionBanCal Corporation

BTMU acquired approximately 36% ownership of UNBC through cash tender offers, valuing the transaction at approximately ¥389 billion. The offer expired on September 26, 2008, with purchase of the shares being effective on October 1, 2008. After the offer, BTMU owned approximately 97% of UNBC’s outstanding common stock and acquired the remaining 3% on November 4, 2008. As a result of the tender offers, followed by the second-step merger, UNBC became a wholly owned subsidiary of BTMU. BTMU previously owned approximately 64% of UNBC. The assets and liabilities acquired through the purchase of the minority interest of UNBC were measured based on their fair value as of October 1, 2008. BTMU initially recorded approximately ¥175 billion of goodwill and ¥67 billion of intangible assets. The purpose of making UNBC a wholly-owned subsidiary is to achieve greater management flexibility and aim to further strengthen BTMU’s presence in the United States.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    TRADING ACCOUNT ASSETS AND LIABILITIES

The following table shows trading account assets and liabilities, carried at estimated fair value, at March 31, 2008 and 2009. Effective April 1, 2008, the BTMU Group discontinued netting its derivative assets and liabilities under master netting agreements and now present them on a gross basis. The balances at March 31, 2008 shown below were also retrospectively adjusted to conform with the above change. See Note 1, “Netting of Cash Collateral against Derivative Exposures” under “Accounting Changes” section for the detail.

	2008	2009
	(in millions)
Trading account assets(2):
Trading securities:
Japanese government, prefectural and municipal bonds	¥527,961	¥849,433
Commercial paper	1,200,093	1,877,373
Equity securities, foreign governments bonds, mortgage-backed securities and other securities(1)	1,218,159	9,513,651

Total	2,946,213	12,240,457

Trading derivative assets:
Interest rate contracts:
Forwards and futures	13,002	5,057
Swaps and swap-related products	5,030,582	5,532,543
Options purchased	162,111	150,947

Total	5,205,695	5,688,547

Foreign exchange contracts:
Forwards and futures	1,352,353	972,539
Swaps	933,651	738,018
Options purchased	877,665	832,022

Total	3,163,669	2,542,579

Other contracts, mainly commodity and credit-related contracts	351,882	488,824

Total	¥11,667,459	¥20,960,407

Trading account liabilities(2):
Trading securities sold, not yet purchased	¥13,250	¥7,499
Trading derivative liabilities:
Interest rate contracts:
Forwards and futures	10,879	7,866
Swaps and swap-related products	4,706,907	5,102,111
Options written	166,142	139,360

Total	4,883,928	5,249,337

Foreign exchange contracts:
Forwards and futures	1,102,395	805,195
Swaps	1,045,603	922,240
Options written	690,221	663,662

Total	2,838,219	2,391,097

Other contracts, mainly commodity and credit-related contracts	315,200	423,314

Total	¥8,050,597	¥8,071,247

Notes:
(1)	At March 31, 2009, equity securities, foreign governments bonds, mortgage-backed securities and other securities were mainly comprised of the securities measured at fair value under fair value option. See Note 29 for further information on fair value option accounting.
(2)	See Note 29 for the methodologies and assumptions used to estimate fair values.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The BTMU Group performs trading activities through market-making, sales and arbitrage, while maintaining risk levels within appropriate limits in accordance with its risk management policy. Net trading gains (losses) for the fiscal years ended March 31, 2007, 2008 and 2009 were comprised of the following:

	2007	2008	2009
	(in millions)
Interest rate and other derivative contracts	¥171,040	¥318,154	¥275,809
Trading account securities, excluding derivatives	82,393	(45,685)	(455,177)

Trading account profits (losses)—net	253,433	272,469	(179,368)
Foreign exchange derivative contracts	(108,334)	35,284	(622,491)

Net trading gains (losses)	¥145,099	¥307,753	¥(801,859)

5.     INVESTMENT SECURITIES

The amortized costs and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2008 and 2009 were as follows:

	2008				2009
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥13,453,493	¥50,082	¥20,683	¥13,482,892	¥20,293,133	¥47,803	¥5,740	¥20,335,196
Japanese prefectural and municipal bonds	192,748	5,122	126	197,744	267,928	4,655	90	272,493
Foreign governments and official institutions bonds	2,528,782	32,472	3,963	2,557,291	174,959	4,525	177	179,307
Corporate bonds	4,711,815	124,457	12,030	4,824,242	3,569,450	84,980	7,379	3,647,051
Mortgage-backed securities	3,366,228	4,198	5,358	3,365,068	619,123	8,199	16,258	611,064
Other debt securities	2,944,335	9,966	103,431	2,850,870	256,298	4,777	54,253	206,822
Marketable equity securities	3,475,267	1,671,002	47,452	5,098,817	2,618,253	555,024	95,795	3,077,482

Total	¥30,672,668	¥1,897,299	¥193,043	¥32,376,924	¥27,799,144	¥709,963	¥179,692	¥28,329,415

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥1,824,929	¥3,014	¥1,730	¥1,826,213	¥514,616	¥3,460	¥1,512	¥516,564
Foreign governments and official institutions bonds	9,602	664	—	10,266	5,998	1,046	—	7,044
Corporate bonds	21,630	673	—	22,303	9,178	619	—	9,797
Other debt securities	1,819	—	—	1,819	1,059,900	11,205	19,038	1,052,067

Total	¥1,857,980	¥4,351	¥1,730	¥1,860,601	¥1,589,692	¥16,330	¥20,550	¥1,585,472

In the second half of the fiscal year ended March 31, 2009, it was observed that there was a rare circumstance where the liquidity of certain foreign investment securities was significantly reduced due to the global financial market turmoil lasting for a substantial period of time, and resulted in difficulties selling these securities at prices that would be realized under normal market conditions. In light of this rare circumstance, the BTMU Group changed its intent to hold certain foreign investment securities until their maturities. According to this change of the intent, BTMU reclassified these investment securities, which consist of asset-backed securities, from the trading category to the “Other debt securities” of the held-to-maturity category on January 30, 2009.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The reclassification of these investment securities was made at fair value of ¥1,053,029 million on the date of reclassification. While these trading securities were measured at fair value with their unrealized holding gains and losses recognized in earnings, the reclassified held-to-maturity investment securities are measured at amortized cost as of the balance sheet date. The carrying amount of the reclassified investment securities was ¥1,056,339 million at March 31, 2009.

Investment securities other than securities available for sale or being held to maturity (i.e., nonmarketable equity securities presented in Other investment securities) were primarily carried at cost of ¥466,590 million and ¥393,701 million, at March 31, 2008 and 2009, respectively, because their fair values were not readily determinable. The BTMU Group periodically monitors the status of each investee including the credit ratings and changes in the BTMU Group’s share of net assets in the investees as compared with its shares at the time of investment, or utilizes commonly accepted valuation models for certain nonmarketable equity securities issued by public companies which are convertible to marketable common stock in the future, to determine if impairment losses, if any, are to be recognized on these nonmarketable securities. The impairment of cost-method investments is not evaluated when valuation models are not applicable if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. The BTMU Group did not estimate the fair value of such investments in accordance with paragraph 14 and 15 of SFAS No. 107, “Disclosure about Fair Value of Financial Instruments.” These investments had aggregate costs of ¥144,938 million and ¥135, 358 million, at March 31, 2008 and 2009, respectively. Investment securities held by certain subsidiaries subject to specialized industry accounting principles in AICPA Guides presented in Other investment securities were carried at fair value of ¥10,654 million and ¥1,268 million at March 31, 2008 and 2009, respectively.

See Note 29 for the methodologies and assumptions used to estimate the fair values.

The amortized cost and estimated fair values of debt securities being held to maturity and the estimated fair values of debt securities available for sale at March 31, 2009 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final maturities.

	Held-to-maturity		Available-for-sale
	Amortized cost	Estimated fair value	Estimated fair value
	(in millions)
Due in one year or less	¥214,980	¥215,425	¥10,749,247
Due from one year to five years	251,932	254,086	7,988,086
Due from five years to ten years	218,748	214,041	4,154,858
Due after ten years	904,032	901,920	2,359,742

Total	¥1,589,692	¥1,585,472	¥25,251,933

For the fiscal years ended March 31, 2007, 2008 and 2009, gross realized gains on sales of investment securities available for sale were ¥235,624 million, ¥240,583 million and ¥187,039 million, respectively, and gross realized losses on sales of investment securities available for sale were ¥18,151 million, ¥184,527 million and ¥58,100 million, respectively.

For the fiscal years ended March 31, 2007, 2008 and 2009, losses resulting from write-downs of investment securities to reflect the decline in value considered to be other than temporary were ¥142,817 million,

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

¥1,315,122 million and ¥708,526 million, respectively, which were included in Investment securities gains (losses)—net in the consolidated statements of operations. The losses of ¥1,315,122 million for the fiscal year ended March 31, 2008 included losses of ¥1,024,985 million from debt securities available for sale mainly classified as Foreign governments and official institutions bonds and Mortgage-backed securities, and ¥249,791 million from marketable equity securities. The losses of ¥708,526 million for the fiscal year ended March 31, 2009 included losses of ¥149,908 million from debt securities available for sale mainly classified as Japanese national government bonds and corporate bonds, and ¥516,875 million from marketable equity securities.

The following table shows the unrealized gross losses and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2008 and 2009 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2008:	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥6,760,639	¥20,683	¥—	¥—	¥6,760,639	¥20,683	39
Japanese prefectural and municipal bonds	23,013	126	—	—	23,013	126	2
Foreign governments and official institutions bonds	92,550	3,883	12,920	80	105,470	3,963	67
Corporate bonds	270,520	12,030	—	—	270,520	12,030	1,081
Mortgage-backed securities	10,350	93	333,492	5,265	343,842	5,358	258
Other debt securities	846,464	101,440	32,171	1,991	878,635	103,431	317
Marketable equity securities	447,900	47,452	—	—	447,900	47,452	88

Total	¥8,451,436	¥185,707	¥378,583	¥7,336	¥8,830,019	¥193,043	1,852

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥—	¥—	¥243,025	¥1,730	¥243,025	¥1,730	5

Total	¥—	¥—	¥243,025	¥1,730	¥243,025	¥1,730	5

	Less than 12 months		12 months or more		Total
At March 31, 2009:	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥6,406,158	¥5,740	¥—	¥—	¥6,406,158	¥5,740	43
Japanese prefectural and municipal bonds	31,174	90	—	—	31,174	90	15
Foreign governments and official institutions bonds	7,860	176	152	1	8,012	177	19
Corporate bonds	599,960	7,379	—	—	599,960	7,379	5,098
Mortgage-backed securities	104,488	8,473	72,017	7,785	176,505	16,258	134
Other debt securities	24,194	1,038	98,703	53,215	122,897	54,253	222
Marketable equity securities	676,259	95,790	10	5	676,269	95,795	92

Total	¥7,850,093	¥118,686	¥170,882	¥61,006	¥8,020,975	¥179,692	5,623

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥—	¥—	¥23,244	¥1,512	23,244	¥1,512	4
Other debt securities	670,774	19,038	—	—	670,774	19,038	75

Total	¥670,774	¥19,038	¥23,244	¥1,512	¥694,018	¥20,550	79

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The BTMU Group has determined that unrealized losses on investments at March 31, 2008 and 2009 are temporary based on its ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairments. Impairment is evaluated considering various factors, and their relative significance varies from case to case. The BTMU Group’s review includes, but is not limited to, consideration of the following factors:

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

At March 31, 2009, unrealized losses on certain other debt securities being held to maturity held by BTMU, all of which have been in a continuous loss position for less than 12 months, are considered temporary, since BTMU has the ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery in fair value. Unrealized losses on marketable equity securities of which have been in a continuous loss position for less than 12 months are also considered temporary, since the BTMU Group primarily makes these investments for strategic purposes to maintain long-term relationship with its customers.

Certain securities held by UNBC, which primarily consist of debt securities backed by the full faith and credit of the U.S. government and corporate asset-backed and debt securities, were determined not to be impaired in some cases, on the basis of a cash flow analysis of such securities and/or UNBC’s ability and positive intent to hold such securities to maturity. As shown in the table above, there were no material unrealized losses that have been in a continuous loss position for 12 months or more, except for unrealized losses on certain mortgage-backed securities and other debt securities held by UNBC at March 31, 2009. Mortgage-backed securities in an unrealized loss position for 12 months or more are primarily securities guaranteed by a Government-Sponsored Enterprise (“GSE”) such as U.S. Federal National Mortgage Association (“Fannie Mae”) or Federal Home Loan Mortgage Corporation (“Freddie Mac”) and relatively small amounts of AAA-rated private label mortgage securities. These securities are collateralized by residential mortgage loans and may be prepaid at par prior to maturity. All of the unrealized losses on the mortgage-backed securities resulted from rising interest rates subsequent to purchase and in the case of private label mortgage securities, additional credit spread widening since purchase. Since the securities do not have observable credit quality issues and the Company has the ability and intent to hold the mortgage-backed securities until recovery of the par amount, which could be maturity, the unrealized loss is considered temporary. Other debt securities in an unrealized loss position for 12 months or

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

more primarily consisted of credit card receivable securities and collateralized loan obligations held by UNBC. Unrealized losses on such securities arise from rising interest rates, widening credit spreads, credit quality of the underlying collateral, and the market’s opinion of the performance of the fund managers. Cash flow analysis of the underlying collateral provides an estimate of other-than-temporary impairment, which is performed quarterly on lower rated securities. Any security with a change in credit rating is also subject to cash flow analysis to determine whether or not an other-than-temporary impairment exists. The fair value of the collateralized loan obligation portfolio was adversely impacted by the liquidity crisis caused by the subprime loan industry and by the overall financial market crisis. Although none of the collateralized loan obligations in UNBC’s portfolio contain subprime loan assets, widening credit spreads caused their value to decline. Since the securities do not have observable credit quality issues and the UNBC has the ability and intent to hold the other debt securities until recovery of the carrying value, which could be maturity, the unrealized loss is considered temporary.

6.    LOANS

Loans at March 31, 2008 and 2009, by domicile and type of industry of borrowers are summarized below:

Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan.

	2008(3)	2009
	(in millions)
Domestic:
Manufacturing	¥9,763,267	¥10,765,522
Construction	1,570,838	1,602,119
Real estate	8,840,905	8,396,297
Services	5,572,277	5,739,519
Wholesale and retail	8,418,931	8,885,309
Banks and other financial institutions(1)	3,394,621	5,153,647
Communication and information services	960,504	532,131
Other industries	9,784,109	8,412,616
Consumer	20,633,083	18,595,324

Total domestic	68,938,535	68,082,484

Foreign:
Governments and official institutions	315,418	350,938
Banks and other financial institutions(1)	2,020,967	2,495,475
Commercial and industrial	16,000,136	17,301,536
Other	2,585,471	2,383,624

Total foreign	20,921,992	22,531,573

Unearned income, unamortized premiums—net and deferred loan fees—net	(80,696)	(84,817)

Total(2)	¥89,779,831	¥90,529,240

Notes:

(1)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥469,788 million and ¥76,464 million at March 31, 2008 and 2009, respectively, which are carried at the lower of cost or estimated fair value.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	Classification of loans by industry at March 31, 2008 has been restated as follows:

	As previously reported	As restated
	(in millions)
Domestic:
Manufacturing	¥9,906,435	¥9,763,267
Construction	1,601,740	1,570,838
Real estate	6,605,035	8,840,905
Services	5,725,714	5,572,277
Wholesale and retail	8,547,271	8,418,931
Banks and other financial institutions	3,548,490	3,394,621
Communication and information services	962,793	960,504
Other industries	9,390,295	9,784,109
Consumer	22,650,762	20,633,083

Total domestic	68,938,535	68,938,535

Foreign:
Governments and official institutions	315,418	315,418
Banks and other financial institutions	2,020,967	2,020,967
Commercial and industrial	15,998,837	16,000,136
Other	2,586,770	2,585,471

Total foreign	20,921,992	20,921,992

Unearned income, unamortized premiums—net and deferred loan fees—net	(80,696)	(80,696)

Total	¥89,779,831	¥89,779,831

Nonaccrual and restructured loans were ¥1,557,295 million and ¥1,458,148 million at March 31, 2008 and 2009, respectively. Had interest on these loans been accrued pursuant to the original terms, gross interest income on such loans for the fiscal years ended March 31, 2008 and 2009 would have been approximately ¥88.7 billion and ¥57.4 billion, respectively, of which approximately ¥65.3 billion and ¥43.3 billion, respectively, were included in interest income on loans in the accompanying consolidated statements of operations. Accruing loans contractually past due 90 days or more were ¥16,506 million and ¥20,985 million at March 31, 2008 and 2009, respectively.

The BTMU Group provided commitments to extend credit to customers with restructured loans. The amounts of such commitments were ¥16,154 million and ¥37,998 million at March 31, 2008 and 2009, respectively. See Note 23 for further discussion of commitments to extend credit.

Impaired Loans

The BTMU Group’s impaired loans primarily include nonaccrual loans and restructured loans. A summary of the recorded balances of impaired loans and related impairment allowance at March 31, 2008 and 2009 is shown below:

	2008		2009
	Recorded loan balance	Impairment allowance	Recorded loan balance	Impairment allowance
	(in millions)
Requiring an impairment allowance	¥1,079,213	¥544,601	¥1,006,199	¥547,236
Not requiring an impairment allowance(1)	300,379	—	385,043	—

Total(2)	¥1,379,592	¥544,601	¥1,391,242	¥547,236

Notes:

(1)	These loans do not require an allowance for credit losses under SFAS No. 114 since the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥11,911 million at March 31, 2008 and there were no loans held for sale that were impaired at March 31, 2009.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The average recorded investments in impaired loans were approximately ¥1,238 billion, ¥1,287 billion and ¥1,414 billion, respectively, for the fiscal years ended March 31, 2007, 2008 and 2009.

For the fiscal years ended March 31, 2007, 2008 and 2009, the BTMU Group recognized interest income of approximately ¥32.2 billion, ¥45.4 billion and ¥37.1 billion, respectively, on impaired loans. Interest income on nonaccrual loans was recognized on a cash basis when ultimate collectibility of principal was certain; otherwise, cash receipts were applied as principal reductions. Interest income on accruing impaired loans, including restructured loans, was recognized on an accrual basis to the extent that the collectibility of interest income was reasonably certain based on management’s assessment.

Loans Acquired in a Transfer

In accordance with SOP 03-3, the following table sets forth information primarily about loans of the UFJ Bank Group acquired in connection with the merger, for which it is probable, at acquisition, that the BTMU Group will be unable to collect all contractually required payments receivable.

	2008	2009
	(in millions)
Loans acquired during the fiscal year:
Contractually required payments receivable at acquisitions	¥6,640	¥28,827
Cash flows expected to be collected at acquisitions	583	6,366
Fair value of loans at acquisitions	583	6,366

Accretable yield for loans within the scope of SOP 03-3:
Balance at beginning of fiscal year	¥170,901	¥112,352
Accretion	(80,732)	(44,882)
Disposals	(4,521)	—
Reclassifications from nonaccretable difference	26,704	10,324
Deconsolidation of Mitsubishi UFJ NICOS	—	(3,537)

Balance at end of fiscal year	¥112,352	¥74,257

Loans within the scope of SOP 03-3:
Outstanding balance at beginning of fiscal year	¥1,141,783	¥813,303
Outstanding balance at end of fiscal year	813,303	589,805
Carrying amount at beginning of fiscal year	433,091	267,285
Carrying amount at end of fiscal year	267,285	208,754

Nonaccruing loans within the scope of SOP 03-3:
Carrying amount at acquisition date during fiscal year	¥583	¥6,366
Carrying amount at end of fiscal year	86,852	66,211

Provisions within the scope of SOP 03-3:
Balance of allowance for loan losses at beginning of fiscal year	¥10,724	¥18,920
Additional provisions during fiscal year	35,804	37,454
Reductions of allowance during fiscal year	5,805	4,329
Balance of allowance for loan losses at end of fiscal year	18,920	21,433

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

As of March 31, 2008 and 2009, the components of the investment in direct financing leases were as follows:

	2008	2009
	(in millions)
Minimum lease payment receivable	¥919,139	¥862,202
Estimated residual values of leased property	44,050	34,100
Less—unearned income	(71,427)	(67,380)

Net investment in direct financing leases	¥891,762	¥828,922

Future minimum lease payment receivables under noncancelable leasing agreements as of March 31, 2009 were as follows:

Direct financing leases
(in millions)
Fiscal year ending March 31:
2010	¥272,059
2011	213,126
2012	165,469
2013	100,534
2014	55,262
2015 and thereafter	55,752

Total minimum lease payment receivables	¥862,202

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

Financial institutions, including the BTMU Group, waived the repayment of substantial amounts of the loans to the Jusen and transferred the remaining balances to HLAC. Financial institutions were requested to make loans to HLAC to finance its collection activities, and in the fiscal year ended March 31, 1997, the BTMU Group made loans of ¥184,197 million with an original maturity term of 15 years. The 15-year term loans to HLAC, which are guaranteed by the DIC under the legislation and the loan agreements, mature in 2011 and earn interest at TIBOR (Tokyo Interbank Offered Rate) plus 0.125%. During the fiscal years ended March 31, 2008 and 2009, certain of these loans were repaid before maturity. At March 31, 2008 and 2009, outstanding loans to RCC were ¥111,000 million and ¥102, 274 million, respectively.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under this restructuring program, a Financial Stabilization Fund (the “Special Fund”) was established within the DIC, and the Bank of Japan and other financial institutions established another fund (the “New Fund”). These funds are principally invested in Japanese government bonds. The BTMU Group made non-interest-earning deposits of ¥111,124 million with the Special Fund and the New Fund in the fiscal year ended March 31, 1997. On October 1, 2005, the BTMU Group acquired, at fair value, non-interest-earning deposits of the UFJ Bank Group with the Special Fund and the New Fund. The deposit balances as of March 31, 2008 and 2009, which are included in Other assets, were ¥261,756 million and ¥266, 533 million, respectively, reflecting a present value discount and subsequent amortization of the discount during the period until the expected maturity date. The non-interest-earning deposits with these funds are expected to mature in 15 years from the deposit dates, which coincides with the planned operational lifespan of RCC.

It is uncertain what losses (so-called “stage two loss”), if any, may ultimately be incurred by the RCC through the collection of the Jusen loans during the 15-year term. If any such losses ultimately occur, the Japanese government will be liable for half of such losses, and the investment income to be earned by the Special Fund during the 15 years is to be used to cover the remaining losses. The investment income to be earned by the New Fund during the 15 years is to be used to compensate for a portion of the public funds used for the Jusen restructuring.

At this time management believes all loans and deposits will be collectible according to their respective terms.

Sales of Loans

The BTMU Group originates various types of loans to corporate and individual customers in Japan and overseas in the normal course of its business. In order to improve its loan quality, the BTMU Group actively disposed of nonperforming loans. Most of such nonperforming loans were disposed of by sales to third parties without any continuing involvement. Management of the BTMU Group generally approves disposals after significant sales terms, including prices, are negotiated. As such, loans are disposed of by sales shortly after the loans are transferred to held-for-sale classification. The net gains on the sales of loans were ¥22,727 million and ¥12,746 million for the fiscal years ended March 31, 2007 and 2008, respectively. The net losses on the sales of loans was ¥1,763 million for the fiscal year ended March 31, 2009.

Loan Securitization

The BTMU Group had no significant transfers of loans in securitization transactions accounted for as sales for the fiscal years ended March 31, 2007 and 2008. The BTMU Group securitized loans without recourse of ¥68,090 million to the special purpose entity which was in form of trust accounting and which issued senior beneficial interests and subordinated beneficial interests in the fiscal year ended March 31, 2009. The BTMU Group’s retained interests consisted of senior beneficial interests of ¥60,671 million which were recorded as investment securities. The subordinated beneficial interests of ¥7,419 million were sold and the gains or losses recognized were not material. The carrying amount of the investment securities was allocated between the senior beneficial interests and the subordinated beneficial interests based on their relative fair values at the date of the securitization. The senior beneficial interests are carried at their fair values and the unrealized holding gains and losses are excluded from earnings and reported as a net amount in a separate component of shareholders’ equity until realized. The purpose of the special purpose entity is to hold and manage only loans without recourse. The BTMU Group provides servicing for beneficial interests in the securitized loans. However no servicing assets or liabilities were recorded as a result of these transactions since the BTMU Group received adequate compensation. The BTMU Group did not provide contractual or noncontractual financial support to the special

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

purpose entity or subordinated beneficial interests holders. And there were no liquidity arrangements, guarantees or other commitments provided by third parties related to the transferred financial assets. At March 31, 2009, key economic assumptions used in measuring the fair value of the senior beneficial interests were as follows:

2009
Discount rate	0.21 - 1.15%
Credit spread	1.84 - 5.33%

At March 31, 2009, the sensitivities of the fair value to an immediate adverse change of 10% and 20% were as follows:

2009
Discount rate:
Impact of 10% adverse change	99.72 - 99.85%
Impact of 20% adverse change	99.44 - 99.70%
Credit spread:
Impact of 10% adverse change	98.99 - 99.53%
Impact of 20% adverse change	97.97 - 99.07%

The sensitivities are hypothetical. In this table, the effect of a variation in a particular assumption on the fair value of the senior beneficial interests was calculated without changing any other assumption; in reality, changes could be correlated and changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

There were no other loans that were managed with the securitized loans, and both the transferred assets and the retained assets had no delinquencies at the end of March 31, 2009. No credit losses had been incurred from those loans for the fiscal year ended March 31, 2009.

Related Party Loans

In some cases, BTMU and its banking subsidiaries make loans to related parties, including their directors and executive officers, in the course of their normal commercial banking business. At March 31, 2008 and 2009, outstanding loans to such related parties were not significant.

In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. For the fiscal years ended March 31, 2007, 2008 and 2009, there were no loans to related parties that were charged-off. Additionally, at March 31, 2008 and 2009, there were no loans to related parties that were impaired.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    ALLOWANCE FOR CREDIT LOSSES

Changes in the allowance for credit losses for the fiscal years ended March 31, 2007, 2008 and 2009 are shown below:

	2007	2008	2009
	(in millions)
Balance at beginning of fiscal year	¥912,997	¥993,527	¥1,050,738
Provision for credit losses	341,570	407,238	618,342
Charge-offs	298,257	369,841	561,066
Less—Recoveries	33,011	25,794	23,837

Net charge-offs	265,246	344,047	537,229
Others(1)	4,206	(5,980)	(107,969)

Balance at end of fiscal year	¥993,527	¥1,050,738	¥1,023,882

Note:

(1)	Others principally include losses/(gains) from foreign exchange translation and adjustments related to deconsolidation of Mitsubishi UFJ NICOS.

As explained in Note 6, nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans was removed from the allowance for credit losses and transferred to the valuation allowance for loans held for sale upon a decision to sell. Net charge-offs in the above table include the decrease in the allowance for credit losses due to loan disposal activity amounting to ¥13.0 billion, ¥7.2 billion and ¥9.9 billion for the fiscal years ended March 31, 2007, 2008 and 2009, respectively.

8.    PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2008 and 2009 consisted of the following:

	2008	2009
	(in millions)
Land	¥296,775	¥279,459
Buildings	431,874	422,732
Equipment and furniture	555,239	541,862
Leasehold improvements	312,932	306,279
Construction in progress	6,496	11,370

Total	1,603,316	1,561,702
Less accumulated depreciation	774,555	779,431

Premises and equipment—net	¥828,761	¥782,271

Premises and equipment include capitalized leases, principally related to data processing equipment, which amounted to ¥114,368 million and ¥85,905 million at March 31, 2008 and 2009, respectively. Accumulated depreciation on such capitalized leases at March 31, 2008 and 2009 amounted to ¥64,477 million and ¥61,502 million, respectively.

BTMU has entered into sales agreements to sell its buildings and land and, under separate agreements, leased those properties back for their business operations, including bank branches. BTMU either provided nonrecourse financings to the buyers for the sales proceeds or invested in the equities of the buyers. As a result, BTMU was considered to have continuing involvement with the properties. For accounting and reporting

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

purposes, these transactions were accounted for under the financing method with the sales proceeds recognized as a financing obligation. The properties were reported on the consolidated balance sheets and depreciated. The financing obligation at March 31, 2008 and 2009 were ¥74,954 million and ¥56,053 million, respectively.

For the fiscal years ended March 31, 2007, 2008 and 2009, the BTMU Group recognized ¥12,056 million, ¥3,651 million and ¥2,826 million, respectively, of impairment losses for long-lived assets, primarily real estate which was either formerly used for its banking operations and is no longer used or real estate that is being used where recovery of the carrying amount is doubtful. In addition, ¥208 million, ¥49 million and ¥315 million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2007, 2008 and 2009, respectively. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, or the estimated price based on an appraisal.

9.     GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The table below presents the changes in the carrying amount of goodwill by business segment during the fiscal years ended March 31, 2008 and 2009:

	Retail Banking	Corporate Banking	Global Banking			Global Markets	Total
(in millions)			Other than UNBC	UNBC	Total
Fiscal year ended March 31, 2008:
Balance at March 31, 2007	¥720,864	¥808,615	¥148,065	¥91,286	¥239,351	¥2,300	¥1,771,130
Goodwill acquired during the fiscal year(2)	36,833	1,095	—	1,578	1,578	—	39,506
Impairment loss	—	(816,347)	—	—	—	—	(816,347)
Reduction due to elimination of valuation allowance for deferred tax assets	(7,754)	(1,579)	—	—	—	—	(9,333)
Foreign currency translation adjustments and other	(24,428)	8,216	1,403	274	1,677	—	(14,535)

Balance at March 31, 2008	¥725,515	¥—	¥149,468	¥93,138	¥242,606	¥2,300	¥970,421

Fiscal year ended March 31, 2009:
Balance at March 31, 2008	¥725,515	¥—	¥149,468	¥93,138	¥242,606	¥2,300	¥970,421
Goodwill acquired during the fiscal year(2)	1,358	507	—	175,262	175,262	—	177,127
Impairment loss	(580,978)	—	—	—	—	—	(580,978)
Reduction due to exclusion of Mitsubishi UFJ NICOS Co., Ltd. from consolidation	(145,805)	—	—	—	—	—	(145,805)
Reduction due to elimination of valuation allowance for deferred tax assets	(103)	—	—	—	—	—	(103)
Reduction due to sales of subsidiary	—	—	—	(9,666)	(9,666)	—	(9,666)
Foreign currency translation adjustments and other	13	(46)	—	(41,532)	(41,532)	—	(41,565)

Balance at March 31, 2009	¥—	¥461	¥149,468	¥217,202	¥366,670	¥2,300	¥369,431

Notes:

(1)	See Note 27 for the business segment information of the BTMU Group.
(2)	See Note 3 for the goodwill acquired in connection with various acquisitions.

For the fiscal year ended March 31, 2008, BTMU recognized ¥816,347 million as an impairment of goodwill, mainly due to the global financial market crisis and recession. A substantial portion of MUFG is comprised of BTMU and thus, the sum of the fair values of all reporting units is reconciled with the overall market capitalization of MUFG. MUFG’s stock price declined from ¥1,330 at March 31, 2007 to ¥860 at March 31, 2008. It led to decrease market capitalization and negatively affected the fair value of reporting units for the purpose of periodical goodwill impairment testing. As a result, goodwill relating to the Corporate Banking reporting unit got impaired.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Since the financial crisis continues, or much worse than that of last year, MUFG’s stock price decreased to ¥476 at March 31, 2009, and market capitalization continuously diminished. That made forecast weak and led us negatively affect the fair value of reporting units furthermore. As a result of readjustment of future projections performed by management, the fair value of the Retail Banking reporting unit which is based on discounted cash flows fell below the carrying amount of it.

For the fiscal year ended March 31, 2009, based on these situations, BTMU recognized ¥580,978 million as an impairment of goodwill relating to the Retail Banking reporting unit.

The fair value of those reporting units was estimated using the expected present value of future cash flow.

Other Intangible Assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of intangible assets at March 31, 2008 and 2009:

	2008			2009
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount(1)
	(in millions)
Intangible assets subject to amortization:
Software	¥796,662	¥343,612	¥453,050	¥609,647	¥297,046	¥312,601
Core deposit intangibles	591,567	202,101	389,466	631,168	262,336	368,832
Customer relationships	69,396	19,909	49,487	60,166	20,166	40,000
Trade names	35,150	4,120	31,030	37,296	4,865	32,431
Other	4,315	1,893	2,422	5,727	2,356	3,371

Total	¥1,497,090	¥571,635	925,455	¥1,344,004	¥586,769	757,235

Intangible assets not subject to amortization:
Indefinite-lived trade names			4,828			3,527
Other			10,570			32,763

Total			15,398			36,290

Total			¥940,853			¥793,525

Note:

(1)	During the fiscal year ended March 31, 2009, due to the deconsolidation of Mitsubishi UFJ NICOS, intangible assets subject to amortization were excluded from those of the BTMU Group totaling ¥101,863 million. This included ¥87,726 million of software, ¥7,379 million of customer relationships and ¥6,749 million of trade names. Intangible assets not subject to amortization amounted to ¥899 million were also excluded from those of the BTMU Group.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2009 amounted to ¥157,176 million, which primarily consisted of ¥89,615 million of software and ¥50,138 million of core deposit intangible. The weighted average amortization periods for these assets are 7 years and 5 years, respectively. There is no significant residual value estimated for these assets. Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2009 amounted to ¥24,371 million.

For the fiscal years ended March 31, 2007, 2008 and 2009, the BTMU Group recognized ¥184,754 million, ¥461 million and ¥1,484 million, respectively, of impairment losses for intangible assets whose carrying amount exceeded their fair value. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, the estimated value based on appraisal, or the discounted expected future cash flows.

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

The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

(in millions)
Fiscal year ending March 31:
2010	¥143,271
2011	125,836
2012	107,389
2013	89,849
2014	61,843

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.    INCOME TAXES

The detail of current and deferred income tax expense (benefit) for the fiscal years ended March 31, 2007, 2008 and 2009 was as follows:

	2007	2008	2009
	(in millions)
Current:
Domestic	¥17,699	¥13,017	¥8,111
Foreign	49,260	64,016	108,959

Total	66,959	77,033	117,070

Deferred:
Domestic	328,575	429,987	(169,741)
Foreign	14,765	(16,711)	(94,233)

Total	343,340	413,276	(263,974)

Income tax expense (benefit) from continuing operations	410,299	490,309	(146,904)
Income tax benefit from discontinued operations	(734)	(69)	—
Income tax expense (benefit) reported in shareholder’s equity relating to:
Investment securities available for sale	190,265	(747,808)	(477,628)
Derivatives qualifying for cash flow hedges	(158)	1,672	3,254
Minimum pension liability adjustments	(1,011)	—	—
Pension liability adjustments	—	30,564	(214,885)
Foreign currency translation adjustments	438	(29,659)	(14,574)

Total	189,534	(745,231)	(703,833)

Total	¥599,099	¥(254,991)	¥(850,737)

Reconciliation of Effective Income Tax Rate

Income taxes in Japan applicable to the BTMU Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 40.6% for the fiscal years ended March 31, 2007, 2008 and 2009. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

A reconciliation of the effective income tax rate reflected in the accompanying consolidated statements of operations to the combined normal effective statutory tax rate for the fiscal years ended March 31, 2007, 2008 and 2009 is as follows:

	2007	2008	2009
Combined normal effective statutory tax rate	40.6%	40.6%	40.6%
Nondeductible expenses	0.1	5.8	(0.2)
Dividends from foreign subsidiaries	1.1	37.0	(0.4)
Foreign tax credit and payments	0.9	3.7	(1.1)
Lower tax rates applicable to income of subsidiaries	(0.7)	(30.7)	0.6
Minority interests	(0.3)	22.6	(0.4)
Change in valuation allowance	8.2	418.1	(2.0)
Realization of previously unrecognised tax effects of subsidiaries	—	2.2	(1.6)
Nontaxable dividends received	(1.3)	(34.0)	1.7
Impairment of Goodwill	—	975.2	(22.0)
Undistributed earnings of subsidiaries	0.1	(3.4)	(1.5)
Tax and interest expense for FIN No. 48	—	3.1	(1.6)
Other—net	(1.6)	2.4	1.6

Effective income tax rate	47.1%	1,442.6%	13.7%

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are computed for each tax jurisdiction using currently enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the BTMU Group’s net deferred tax assets at March 31, 2008 and 2009 were as follows:

	2008	2009
	(in millions)
Deferred tax assets:
Allowance for credit losses	¥645,698	¥648,123
Operating loss carryforwards	894,741	616,707
Loans	23,362	19,110
Accrued liabilities and other	322,569	276,471
Premises and equipment, including sale-and-leaseback transactions	113,770	97,977
Derivative financial instruments	12,082	—
Investment securities (including trading account assets at fair value under fair value option at March 31, 2009)	—	661,176
Accrued severance indemnities and pension plans	—	197,638
Valuation allowance(1)	(596,349)	(413,344)

Total deferred tax assets	1,415,873	2,103,858

Deferred tax liabilities:
Investment securities	229,674	—
Intangible assets	191,754	174,630
Lease transactions	55,720	51,628
Accrued severance indemnities and pension plans	104,397	—
Derivative financial instruments	—	8,903
Other	28,410	34,451

Total deferred tax liabilities	609,955	269,612

Net deferred tax assets	¥805,918	¥1,834,246

Note:

(1)	At March 31, 2008 and 2009, ¥301 billion and ¥200 billion, respectively, of the valuation allowance related to gross deferred tax assets was attributable to the merger with UFJ Bank. The decrease of ¥101 billion was due to the deconsolidation of Mitsubishi UFJ NICOS as of August 1, 2008. For the fiscal years ended March 31, 2008 and 2009, the tax benefit of ¥9 billion and less than ¥1 billion, respectively, attributed to the merger was recognized by eliminating the valuation allowance and was applied to reduce goodwill.

The valuation allowance was provided primarily against deferred tax assets recorded at BTMU and its subsidiaries with operating loss carryforwards. The amount of the valuation allowance is determined based on a review of future taxable income (exclusive of reversing temporary differences and carryforwards) and future reversals of existing taxable temporary differences. Future taxable income is developed from forecasted operating results, based on recent historical trends and approved business plans, the eligible carryforward periods and other relevant factors. For certain subsidiaries where strong negative evidence exists, such as the existence of significant amounts of operating loss carryforwards, cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance was recognized against the deferred tax assets as of March 31, 2008 and 2009 to the extent that it is more likely than not that they will not be realized. The net changes in the valuation allowance for deferred tax assets were an increase of ¥152,241 million and a decrease of ¥183,005 million for the fiscal years ended March 31, 2008 and 2009, respectively. The increase for the fiscal year ended March 31, 2008 primarily reflected the addition of valuation allowance related to operating loss carryforwards that were no longer deemed to be “more likely than not” to be realized, due to a decline in estimated future taxable income resulting from the downturn in financial and banking businesses caused by

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

disruptions in the global financial markets. The decrease for the fiscal year ended March 31, 2009 primarily reflected the deletion of valuation allowance for a certain subsidiary which was spun-off from the consolidated group of BTMU as a result of reorganization in this fiscal year.

Operating Loss and Tax Credit Carryforwards

At March 31, 2009, the BTMU Group had operating loss carryforwards of ¥1,477,651 million and tax credit carryforwards of ¥901 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

	Operating loss carryforwards	Tax credit carryforwards
	(in millions)
Fiscal year ending March 31:
2010	¥182,500	¥—
2011	100,145	—
2012	991,998	—
2013	145,101	—
2014	27,553	—
2015	10,740	—
2016 and thereafter	16,543	693
No definite expiration date	3,071	208

Total	¥1,477,651	¥901

Uncertainty in Income Tax

The BTMU Group adopted the provisions of FIN No. 48 on April 1, 2007. As a result, the BTMU Group recognized the liability of ¥12,998 million, including interest and penalties, for uncertain tax benefits, which resulted in a decrease to retained earnings by ¥3,701 million. The following is a roll-forward of the BTMU Group’s FIN No. 48 unrecognized tax benefits for the fiscal years ended March 31, 2008 and 2009:

	2008	2009
	(in millions)
Balance at beginning of fiscal year	¥30,390	¥39,852
Gross amount of increases for current year’s tax positions	13,841	23,235
Gross amount of increases for prior years’ tax positions	4,100	11,400
Gross amount of decreases for prior years’ tax positions	(3,861)	(1,769)
Net amount of changes relating to settlements with tax authorities	179	474
Decreases due to lapse of applicable statutes of limitations	(1,291)	(14)
Foreign exchange translation and other	(3,506)	(8,824)

Balance at end of fiscal year	¥39,852	¥64,354

The total amount of unrecognized tax benefits at March 31, 2008 and 2009 that, if recognized, would affect the effective tax rate are ¥10,719 and ¥25,144 million, respectively. The remainder of the uncertain tax positions has offsetting amounts in other jurisdictions or is temporary difference.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The BTMU Group classifies accrued interest and penalties, if applicable, related to income taxes as Income tax expenses. Interest and penalties (not included in the “unrecognized tax benefits” above) are a component of Accrued and other liabilities. The following is a roll-forward of the interest and penalties recognized in the consolidated financial statements for the fiscal years ended March 31, 2008 and 2009:

	2008	2009
	(in millions)
Balance at beginning of fiscal year	¥3,400	¥3,889
Total interest and penalties in the consolidated statements of operations	1,492	2,546
Total cash settlements, foreign exchange translation and other	(1,003)	(787)

Balance at end of fiscal year	¥3,889	¥5,648

The BTMU Group is subject to ongoing tax examinations by the tax authorities of the various jurisdictions. The following are the major tax jurisdictions in which the BTMU Group operates and the status of years under audit or open to examination:

Jurisdiction	Tax years
Japan	2009
United States—Federal	1994 and forward
United States—California	2003 and forward
United States—New York	2001 and forward

The U.S. Federal income tax returns of a certain affiliate for the years 1994 to 2001 have been examined by the Internal Revenue Service (“IRS”) and are currently being appealed. It is reasonably possible that the case will be settled by accepting a settlement offer during the next 12 months. As a result, the total amounts of unrecognized tax benefits may decrease by up to ¥2,416 million and the related accrued interest and penalties may decrease by up to ¥1,334 million. The federal income tax returns for the years 2002 and 2003 are currently under examination.

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

Income (Loss) from Continuing Operations before Income Tax Expense (Benefit)

Income (loss) from continuing operations before income tax expense (benefit) by jurisdiction for the fiscal years ended March 31, 2007, 2008 and 2009 was as follows:

	2007	2008	2009
	(in millions)
Domestic income (loss)	¥643,436	¥(172,602)	¥(1,167,478)
Foreign income	228,568	206,590	93,863

Total	¥872,004	¥33,988	¥(1,073,615)

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.    PLEDGED ASSETS AND COLLATERAL

Pledged Assets

At March 31, 2009, assets mortgaged, pledged, or otherwise subject to lien were as follows:

(in millions)
Trading account securities	¥7,478,374
Investment securities	2,331,672
Loans	6,223,866
Other	60,733

Total	¥16,094,645

The above pledged assets were classified by type of liabilities to which they related as follows:

(in millions)
Deposits	¥484,255
Call money and funds purchased	588,847
Payables under repurchase agreements and securities lending transactions	8,280,902
Other short-term borrowings and long-term debt	6,712,401
Other	28,240

Total	¥16,094,645

In addition, at March 31, 2009, certain investment securities, principally Japanese national government and Japanese government agency bonds and loans, and other assets aggregating ¥15,974,542 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Tokyo Bankers Association, for derivative transactions and for certain other purposes.

The BTMU Group engages in on-balance sheet securitizations. Securitizations of mortgage and apartment loans, which do not qualify for sales treatment, are accounted for as secured borrowings. The amount of loans in the table above combines the carrying amount of these transactions with the carrying amount of the associated liabilities included in other short-term borrowings and long-term debt.

Under Japanese law, Japanese banks are required to maintain certain reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2008 and 2009, the reserve funds maintained by the BTMU Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, were ¥2,061,565 million and ¥1,415,169 million, respectively. Average reserves during the fiscal years ended March 31, 2008 and 2009 were ¥1,428,124 million and ¥1,471,503 million, respectively.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Secured parties, including creditors and counterparties to certain transactions with the BTMU Group, may sell or repledge financial assets provided as collateral. Certain contracts, however, may not be specific about the secured party’s right to sell or repledge collateral under the applicable statutes and, therefore, whether or not the secured party is permitted to sell or repledge collateral would differ depending on the interpretations of specific provisions of the existing statutes, contract or certain market practices. If the BTMU Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the BTMU Group reports such pledged financial assets separately on the face of the consolidated balance sheets. At March 31, 2009, the BTMU Group pledged ¥19,380 billion of assets that may not be sold or repledged by the secured parties.

The BTMU Group accepts collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that the BTMU Group may require the customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability is authorized by applicable legislation. In principle, Japanese legislation permits the BTMU Group to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the BTMU Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2008 and 2009, the fair value of the collateral accepted by the BTMU Group that is permitted to be sold or repledged was approximately ¥13,757 billion(1) and ¥13,904 billion, respectively, of which approximately ¥1,405 billion(2) and ¥465 billion, respectively, was sold or repledged. The amount includes the collateral that may be repledged under the current Japanese legislation but the BTMU Group does not dispose of before the counterparties’ default in accordance with the customary practice within the Japanese banking industry.

The BTMU Group did not elect to adopt the netting provisions allowed under FSP FIN No. 39-1, which allows an entity to offset the fair value amounts recognized for cash collateral paid or cash collateral received against the fair value amounts recognized for derivative instruments executed with the same counterparty under a master netting agreement. At March 31, 2008 and 2009, the cash collateral paid, which was included in other assets, was ¥215,830 million, ¥335,901 million, respectively and the cash collateral received, which was included in other liabilities, was ¥192,205 million, ¥176,434 million, respectively.

12.    DEPOSITS

The balances of time deposits, including certificates of deposit (“CDs”), issued in amounts of ¥10 million (approximately US$101 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2009) or more with respect to domestic deposits and issued in amounts of US$100,000 or more with respect to foreign deposits were ¥20,643,100 million and ¥11,900,661 million, respectively, at March 31, 2008, and ¥21,047,938 million and ¥10,907,625 million, respectively, at March 31, 2009.

Notes:

(1)	The fair value of the collateral accepted by the BTMU Group that is permitted to be sold or repledged has been restated from approximately ¥13,531 billion to approximately ¥13,757 billion.
(2)	The fair value of the collateral accepted by the BTMU Group that was sold or repledged has been restated from approximately ¥1,275 billion to approximately ¥1,405 billion.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The maturity information at March 31, 2009 for domestic and foreign time deposits, including CDs, is summarized as follows:

	Domestic	Foreign
	(in millions)
Due in one year or less	¥30,710,583	¥10,969,634
Due after one year through two years	2,978,648	47,729
Due after two years through three years	2,232,330	91,129
Due after three years through four years	389,261	15,601
Due after four years through five years	436,732	43,615
Due after five years	87,919	1,379

Total	¥36,835,473	¥11,169,087

13.     CALL LOANS AND FUNDS SOLD, AND CALL MONEY AND FUNDS PURCHASED

A summary of funds transactions for the fiscal years ended March 31, 2007, 2008 and 2009 is as follows:

	2007	2008	2009
	(in millions, except percentages and days)
Average balance during the fiscal year:
Call money and funds purchased	¥2,106,590	¥2,815,011	¥2,352,523
Call loans and funds sold	1,072,561	825,890	637,814

Net funds purchased position	¥1,034,029	¥1,989,121	¥1,714,709

Call money and funds purchased:
Outstanding at end of fiscal year:
Amount	¥2,050,910	¥1,786,923	¥1,590,886
Principal range of maturities	1 day to 30 days	1 day to 30 days	1 day to 30 days
Weighted average interest rate	2.60%	1.92%	0.36%
Maximum balance at any month-end during the fiscal year	¥2,639,999	¥3,509,973	¥3,206,843
Weighted average interest rate paid during the fiscal year	1.04%	1.38%	0.89%

Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.    SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2008 and 2009, the BTMU Group had unused lines of credit for short-term financing amounting to ¥7,986,571 million and ¥11,476,091 million, respectively. The amounts principally consist of the lines of collateralized intraday overdrafts without interest charges and collateralized overnight loans on bills at the official discount rate granted by the Bank of Japan, which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The BTMU Group may borrow from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

Other short-term borrowings at March 31, 2008 and 2009 were comprised of the following:

	2008	2009
	(in millions, except percentages)
Domestic offices:
Commercial paper	¥1,256,819	¥936,037
Borrowings from the Bank of Japan	81,300	1,437,819
Borrowings from other financial institutions	275,206	83,930
Other	15,927	117,717

Total domestic offices	1,629,252	2,575,503

Foreign offices:
Commercial paper	1,380,037	1,141,938
Borrowings from other financial institutions	586,761	1,511,768
Other	79,126	23,968

Total foreign offices	2,045,924	2,677,674

Total	¥3,675,176	¥5,253,177

Weighted average interest rate on outstanding balance at end of fiscal year	2.68%	1.14%

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt (with original maturities of more then one year) at March 31, 2008 and 2009 was comprised the following:

	2008	2009
	(in millions)
BTMU:
Obligations under capital leases	¥119,166	¥41,158
Obligation under sale-and-leaseback transactions	57,925	56,053
Unsubordinated debt(1):
Fixed rate bonds, payable in Japanese yen, due 2009 - 2027, principally 0.60% - 2.69%	1,806,606	1,495,372
Fixed rate borrowings, payable in Japanese yen, due 2009 - 2023, principally 0.25% - 4.24%	46,884	30,824
Fixed rate borrowings, payable in US dollars, due 2009 - 2018, principally 6.37% - 7.49%	7,029	2,260
Fixed rate borrowings, payable in other currencies excluding Japanese yen, US dollars, due 2009 - 2013, principally 4.20% - 5.65%(2)	4,675	3,781
Adjustable rate bonds, payable in Japanese yen, due 2014, principally 2.00%(3)	20,000	20,000
Floating rate borrowings, payable in Japanese yen, due 2015, principally 1.02% - 1.24%(3)	8,000	5,000
Floating rate borrowings, payable in US dollars, due 2008, principally 4.90%	30,057	—
Floating rate borrowings, payable in other currencies excluding Japanese yen, US dollars, due 2009, principally 1.72% - 7.00%(2)	1,446	1,995

Total	1,924,697	1,559,232
Subordinated debt(1):
Fixed rate bonds, payable in Japanese yen, due 2010 - 2020, principally 1.13% - 2.75%(3)	679,352	1,249,472
Fixed rate borrowings, payable in Japanese yen, due 2010 - 2035, principally 1.17% - 3.62%(3)	407,000	201,446
Fixed rate bonds, payable in US dollars, due 2010 - 2011, principally 7.40% - 8.40%	408,412	396,111
Fixed rate borrowings, payable in US dollars, due 2009 - 2013, principally 6.76% - 8.36%(3)	275,522	280,177
Adjustable rate bonds, payable in Japanese yen, due 2018 - 2022, principally 2.00% - 2.49%(3)	10,000	142,000
Adjustable rate borrowings, payable in Japanese yen, due 2012 - 2028, principally 0.81% - 2.90%(3)	766,239	800,700
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 1.34% - 4.78%(3)	840,449	992,900
Adjustable rate borrowings, payable in US dollars, due 2015 - 2017, principally 1.55% - 2.18%(3)	266,047	241,943
Adjustable rate borrowings, payable in US dollars, no stated maturity, principally 2.15% - 6.25%(3)	423,303	245,577
Adjustable rate bonds, payable in Euro, due 2015, principally 3.50%(3)	158,190	129,840
Adjustable rate borrowings, payable in Euro, due 2015 - 2017, principally 2.31% - 5.60%(3)	142,371	116,856
Adjustable rate borrowings, payable in Euro, no stated maturity, principally 4.75% - 5.17%(3)	208,020	170,740
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, US dollars, Euro, due 2017, principally 2.75%(2),(3)	55,030	38,624
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, US dollars, Euro, no stated maturity, principally 6.20%(2),(3)	113,062	79,355
Floating rate borrowings, payable in Japanese yen, due 2010 - 2027, principally 0.95% - 1.13%(3)	18,000	18,000
Floating rate borrowings, payable in Japanese yen, no stated maturity, principally 3.58%(3)	150,700	150,700

Total	4,921,697	5,254,441
Obligations under loan securitization transaction accounted for as secured borrowings, due 2009 - 2044, principally 1.40% - 7.02%(3)	3,197,545	3,047,704

Total	10,221,030	9,958,588

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2008	2009
	(in millions)
Subsidiaries:
Obligations under capital leases	¥16,984	¥4,385
Unsubordinated debt(1):
Fixed rate bonds and notes, payable in Japanese yen, due 2009 - 2024, principally 0.73% - 3.36%	527,002	100,995
Fixed rate bonds and notes, payable in US dollars, due 2009 - 2023, principally 2.50% - 8.10%	7,855	139,067
Fixed rate bonds and notes, payable in other currencies excluding Japanese yen, US dollars, due 2009 - 2011, principally 3.59% - 19.50%(2)	3,678	2,697
Adjustable rate bonds and notes, payable in US dollars, due 2011 - 2012, principally 4.78% - 8.77%	4,390	2,707
Floating rate bonds and notes, payable in Japanese yen, due 2009 - 2024, principally 0.72% - 2.81%	550,304	170,349
Floating rate bonds and notes, payable in US dollars, due 2009 - 2011, principally 1.52% - 10.36%	89,289	151,964
Floating rate bonds and notes, payable in other currencies excluding Japanese yen, US dollars, due 2009 - 2011, principally 1.38% - 9.13%(2)	1,581	1,344

Total	1,184,099	569,123
Subordinated debt(1):
Fixed rate bonds and notes, payable in US dollars, due 2012 - 2030, principally 5.25% - 10.88%	134,847	116,494
Adjustable rate bonds and notes, payable in Japanese yen, due 2015 - 2017, principally 1.45% - 1.97%(3)	20,000	20,000
Floating rate bonds and notes, payable in Japanese yen, due 2014, principally 2.90%	10,000	8,000

Total	164,847	144,494
Obligations under loan securitization transaction accounted for as secured borrowings, due 2009 - 2013, principally 0.42% - 7.29%	64,610	8,647

Total	1,430,540	726,649

Total	¥11,651,570	¥10,685,237

Notes:

(1)	Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of market indices.
(2)	Minor currencies, such as British pound, Brazilian real, Chinese yuan, Indonesian rupiah, Hong Kong dollars etc, have been summarized into “Other currencies” classification.
(3)	Classification of Long-term debt by type, interest, due date and currency at March 31, 2008 has been restated as follows:

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For the fiscal year ended March 31, 2008
	As previously reported	As restated
	(in millions)
BTMU:
Unsubordinated debt:
Floating rate bonds, payable in Japanese yen, due 2014, principally 1.38%	¥20,000	¥—
Adjustable rate bonds, payable in Japanese yen, due 2014, principally 2.00%	—	20,000
Floating rate borrowings, payable in Japanese yen, due 2015, principally 1.02% - 1.24%	14,336	8,000
Subordinated debt:
Fixed rate bonds, payable in Japanese yen, due 2010 - 2020, principally 1.13% - 2.75%	689,352	679,352
Fixed rate borrowings, payable in Japanese yen, due 2010 - 2035, principally 1.17% - 3.62%	463,676	407,000
Fixed rate borrowings, payable in US dollars, due 2009 - 2013, principally 6.76% - 8.36%	354,916	275,522
Adjustable rate bonds, payable in Japanese yen, due 2018 - 2022, principally 2.00% - 2.49%	—	10,000
Adjustable rate borrowings, payable in Japanese yen, due 2012 - 2028, principally 0.81% - 2.90%	128,000	766,239
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 1.34% - 4.78%	—	840,449
Adjustable rate borrowings, payable in US dollars, due 2015 - 2017, principally 1.55% - 2.18%	—	266,047
Adjustable rate borrowings, payable in US dollars, no stated maturity, principally 2.15% - 6.25%	—	423,303
Adjustable rate bonds, payable in Euro, due 2015, principally 3.50%	—	158,190
Adjustable rate borrowings, payable in Euro, due 2015 - 2017, principally 2.31% - 5.60%	—	142,371
Adjustable rate borrowings, payable in Euro, no stated maturity, principally 4.75% - 5.17%	—	208,020
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, US dollars, Euro, due 2017, principally 2.75%	—	55,030
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, US dollars, Euro, no stated maturity, principally 6.20%	—	113,062
Floating rate borrowings, payable in Japanese yen, due 2010 - 2027, principally 0.95% - 1.13%	1,590,711	18,000
Floating rate borrowings, payable in Japanese yen, no stated maturity, principally 3.58%	—	150,700
Floating rate borrowings, payable in US dollars, due 2008 - 2017, principally 3.03% - 8.98%	609,957	—
Floating rate bonds, payable in Euro, due 2015, principally 3.50%	158,190	—
Floating rate borrowings, payable in Euro, due 2015 - 2017, principally 4.72% - 5.27%	350,391	—
Floating rate borrowings, payable in other currencies excluding Japanese yen, US dollars, Euro, due 2017, principally 6.10% - 6.20%	168,092	—
Obligations under loan securitization transaction accounted for as secured borrowings, due 2009 - 2044, principally 1.40% - 7.02%	3,191,209	3,197,545
Subsidiaries:
Subordinated debt:
Fixed rate bonds and notes, payable in Japanese yen, due 2015 - 2017, principally 1.45% - 1.97%	20,000	—
Adjustable rate bonds and notes, payable in Japanese yen, due 2015 - 2017, principally 1.45% - 1.97%	—	20,000

The BTMU Group uses derivative financial instruments for certain debts to manage its interest rate and currency exposures. The derivative financial instruments include swaps, forwards, options and other types of derivatives. As a result of these derivative instruments, the effective rates reflected in the table above may differ from the coupon rates. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2008 and 2009.

Certain debt agreements permit the BTMU Group to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of maturities of long-term debt subsequent to March 31, 2009:

	BTMU	Subsidiaries	Total
	(in millions)
Fiscal year ending March 31:
2010	¥865,542	¥188,618	¥1,054,160
2011	1,143,637	158,193	1,301,830
2012	883,412	76,732	960,144
2013	679,200	45,827	725,027
2014	754,922	20,011	774,933
2015 and thereafter	5,631,875	237,268	5,869,143

Total	¥9,958,588	¥726,649	¥10,685,237

15.     SEVERANCE INDEMNITIES AND PENSION PLANS

Defined Benefit Pension Plans

The BTMU Group has funded non-contributory defined benefit pension plans (“pension benefits”), which cover substantially all of their employees and provide for lifetime annuity payments commencing at age 65 based on eligible compensation at the time of severance, rank, years of service and other factors.

BTMU and certain domestic subsidiaries have non-contributory Corporate Defined Benefit Pension plans (“CDBPs”) which provide benefits to all their domestic employees. In addition to the CDBP, BTMU has closed Tax-Qualified Pension Plans (“closed TQPPs”), which are non-contributory defined benefit pension plans that provide benefits to certain retired employees, excluding directors in Japan, based on eligible compensation at the time of severance, years of service and other factors.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net periodic cost of pension benefits and other benefits for the fiscal years ended March 31, 2007, 2008 and 2009 include the following components:

	BTMU and domestic subsidiaries			Foreign offices and subsidiaries
	2007	2008	2009	2007		2008		2009
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the fiscal year	¥28,517	¥27,657	¥28,123	¥7,829	¥967	¥7,049	¥1,100	¥6,269	¥944
Interest costs on projected benefit obligation	26,515	27,586	24,078	9,931	1,233	10,991	1,501	10,374	1,367
Expected return on plan assets	(40,704)	(39,819)	(40,358)	(15,312)	(1,353)	(17,225)	(1,639)	(15,763)	(1,373)
Amortization of net actuarial loss (gain)	(417)	(3,131)	1,358	4,530	530	2,519	500	1,651	320
Amortization of prior service cost	(3,417)	(3,373)	(3,242)	221	(89)	125	(87)	77	(78)
Amortization of net obligation at transition	274	311	—	5	237	—	240	—	192
Loss (gain) on settlements and curtailment	(2,122)	(5,873)	3,054	—	—	—	—	—	—

Net periodic benefit cost	¥8,646	¥3,358	¥13,013	¥7,204	¥1,525	¥3,459	¥1,615	¥2,608	¥1,372

The following table summarizes the assumptions used in computing the present value of the projected benefit obligations and the net periodic benefit cost:

	BTMU and domestic subsidiaries			Foreign offices and subsidiaries
	2007	2008	2009	2007		2008		2009
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
Weighted-average assumptions used:
Discount rates in determining expense	2.12%	2.30%	1.95%	5.42%	5.15%	5.87%	6.02%	5.99%	6.01%
Discount rates in determining benefit obligation	2.30	2.13	1.66	5.87	6.02	5.99	6.01	5.88	5.76
Rates of increase in future compensation level for determining expense	2.54	2.67	2.82	4.63	—	4.64	—	4.54	—
Rates of increase in future compensation level for determining benefit obligation	2.67	2.82	2.82	4.64	—	4.54	—	4.69	—
Expected rates of return on plan assets	2.79	2.43	2.59	8.13	8.25	8.12	8.25	7.92	8.00

The following tables present the assumed health care cost trend rates for foreign offices and subsidiaries, which are used to measure the expected cost of benefits for the next year, and the effect of a one-percentage-point change in the assumed health care cost trend rate:

	UNBC		Other than UNBC
	2008(1)	2009(1)	2008(1)	2009(1)
Initial trend rate	9.36%	9.36%	9.00%	8.00%
Ultimate trend rate	5.00%	5.00%	5.00%	5.00%
Year the rate reaches the ultimate trend rate	2013	2014	2011	2012

	UNBC		Other than UNBC
	One-percentage- point increase	One-percentage- point decrease	One-percentage- point increase	One-percentage- point decrease
	(in millions)
Effect on total of service and interest cost components	¥254	¥(210)	¥52	¥(41)
Effect on postretirement benefit obligation	2,147	(1,825)	504	(403)

Note:

(1)	Fiscal periods of UNBC and foreign subsidiaries end on December 31. Therefore, above tables present the rates and amounts at December 31, 2007 and 2008, respectively.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2008 and 2009:

	BTMU and domestic subsidiaries		Foreign offices and subsidiaries
	2008	2009	2008		2009
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥1,252,619	¥1,253,502	¥193,743	¥24,587	¥194,267	¥26,000
Adjustments due to adoption of SFAS No. 158 measurement date provisions(1)	—	36,715	—	—	—	—
Service cost	27,657	28,123	7,049	1,100	6,269	944
Interest cost	27,586	24,078	10,991	1,501	10,374	1,367
Plan participants’ contributions	—	—	—	346	10	439
Amendments	(50)	—	—	—	267	—
Acquisitions	—	540	—	—	—	—
Actuarial loss	21,981	48,677	883	1,601	11,733	1,745
Benefits paid	(57,881)	(50,340)	(6,727)	(1,778)	(6,676)	(1,717)
Lump-sum payment	(19,757)	(14,118)	(414)	(23)	(156)	(18)
Curtailment loss	1,347	217	—	—	—	—
Divestitures(2)	—	(32,887)	—	—	—	—
Fair value adjustment amount related to UNBC’s privatization	—	—	—	—	(7,817)	(738)
Translation adjustments	—	—	(11,258)	(1,334)	(40,773)	(5,057)

Benefit obligation at end of fiscal year	1,253,502	1,294,507	194,267	26,000	167,498	22,965

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	1,632,323	1,761,868	222,837	19,631	227,656	19,817
Adjustments due to adoption of SFAS No. 158 measurement date provisions(1)	—	(175,680)	—	—	—	—
Actual return (loss) on plan assets	146,221	(384,808)	13,965	1,239	(35,365)	(3,366)
Employer contributions	41,205	38,605	9,352	1,229	2,571	1,017
Acquisitions	—	381	—	—	—	—
Plan participants’ contributions	—	—	—	346	10	439
Benefits paid	(57,881)	(50,340)	(6,727)	(1,778)	(6,676)	(1,717)
Divestitures(2)	—	(26,621)	—	—	—	—
Fair value adjustment amount related to UNBC’s privatization	—	—	—	—	(13,843)	(1,395)
Translation adjustments	—	—	(11,771)	(850)	(40,285)	(3,412)

Fair value of plan assets at end of fiscal year	1,761,868	1,163,405	227,656	19,817	134,068	11,383

Reconciliation of funded status:
Funded status	508,366	(131,102)	33,389	(6,183)	(33,430)	(11,582)
Contributions to or benefits paid from plan assets during the three months ended March 31, 2008	9,332	—	—	—	—	—

Net amount recognized	¥517,698	¥(131,102)	¥33,389	¥(6,183)	¥(33,430)	¥(11,582)

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥553,880	¥—	¥51,190	¥—	¥2,866	¥—
Accrued benefit cost	(36,182)	(131,102)	(17,801)	(6,183)	(36,296)	(11,582)

Net amount recognized	¥517,698	¥(131,102)	¥33,389	¥(6,183)	¥(33,430)	¥(11,582)

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:

(1)	For the fiscal year ended March 31, 2009, benefit obligations and plan assets are measured at March 31 in accordance with the measurement date provisions of SFAS No. 158. However, for the fiscal year ended March 31, 2008 and prior fiscal years, benefit obligations and plan assets of BTMU and certain domestic subsidiaries were measured at December 31. The change in benefit obligation and fair value of plan assets during the period from January 1, 2008 to March 31, 2008 are reflected in “Adjustments due to adoption of SFAS No. 158 measurement date provisions.”
(2)	As a result of deconsolidation of Mitsubishi UFJ NICOS, defined benefit pension plan and severance indemnities plan of Mitsubishi UFJ NICOS were divested from those plans of BTMU.

The aggregated accumulated benefit obligations of these plans at March 31, 2008 and 2009 were as follows:

	BTMU and domestic subsidiaries		Foreign offices and subsidiaries
	2008	2009	2008	2009
	(in millions)
Aggregated accumulated benefit obligations	¥1,234,171	¥1,284,483	¥176,699	¥150,987

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2008 and 2009 were as follows:

	BTMU and domestic subsidiaries		Foreign offices and subsidiaries
	2008	2009	2008	2009
	(in millions)
Projected benefit obligations	¥79,603	¥1,294,507	¥36,067	¥155,306
Accumulated benefit obligations	75,562	1,284,483	35,698	139,252
Fair value of plan assets	43,246	1,163,405	18,291	119,005

In accordance with BTMU’s and its domestic subsidiaries’ employment practices, certain early-terminated employees are entitled to special lump-sum termination benefits. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2007, 2008 and 2009 were ¥6,603 million, ¥45,506 million and ¥7,885 million, respectively. The ¥45,506 million charged to operations for the fiscal year ended March 31, 2008 mainly consists of ¥36,613 million related to BTMU’s former consolidated subsidiary Mitsubishi UFJ NICOS of which ¥9,361 million is included in accrued benefit costs.

The BTMU Group adopted the recognition provisions of SFAS No. 158 at March 31, 2007. The BTMU Group recognized the overfunded status or underfunded status of all plans as prepaid benefit cost or accrued benefit cost on the consolidated balance sheet at March 31, 2007 with an adjustment to accumulated other changes in equity from nonowner sources, net of taxes. SFAS No. 158 did not change the determination of net periodic benefit costs.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the incremental effect of applying the recognition provision of SFAS No. 158 on individual line items on the consolidated balance sheet at March 31, 2007:

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

For the fiscal year ended March 31, 2009, the BTMU Group adopted the measurement date provisions of SFAS No. 158 which changed the measurement date for the plan assets and benefit obligations of BTMU and certain domestic subsidiaries to coincide with the BTMU Group’s fiscal year-end date. The BTMU Group recorded a decrease in beginning balance of retained earnings by ¥132 million, net of taxes, and a decrease in the beginning balance of accumulated other changes in equity from nonowner sources by ¥131,574 million, net of taxes, as a result of adopting the provision.

The following table presents the amounts recognized in accumulated other changes in equity from nonowner sources of the BTMU Group at March 31, 2008 and 2009:

	BTMU and domestic subsidiaries		Foreign offices and subsidiaries
	2008	2009	2008		2009
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss (gain)	¥(217,817)	¥468,431	¥30,767	¥6,976	¥71,236	¥9,572
Prior service cost	(44,586)	(36,985)	107	(528)	258	(385)
Net obligation at transition	58	—	—	1,162	—	478

Gross pension liability adjustments	(262,345)	431,446	30,874	7,610	71,494	9,665
Taxes	107,226	(175,172)	(11,914)	(2,916)	(28,200)	(3,756)

Net pension liability adjustments	¥(155,119)	¥256,274	¥18,960	¥4,694	¥43,294	¥5,909

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the changes in equity from nonowner sources in the fiscal year ended March 31, 2008 and 2009:

	BTMU and domestic subsidiaries		Foreign offices and subsidiaries
	2008	2009	2008		2009
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Adjustment due to adoption of SFAS No. 158 measurement date provisions	¥—	¥221,504	¥—	¥—	¥—	¥—
Net actuarial loss (gain) arising during the year	(83,208)	469,820	3,974	1,969	62,242	6,481
Prior service cost arising during the year	(136)	3,642	80	(1)	269	1
Amortization of net actuarial loss (gain)	3,131	(1,358)	(2,519)	(500)	(1,651)	(320)
Amortization of prior service cost	3,373	3,242	(125)	87	(77)	78
Amortization of net obligation at transition	(311)	—	—	(240)	—	(192)
Curtailment and settlement	7,203	(3,059)	—	—	—	—
Fair value adjustment amount related to UNBC’s privatization	—	—	—	—	(7,976)	(1,994)
Foreign currency translation adjustments	—	—	(1,821)	(332)	(12,187)	(1,999)

Total changes in Other comprehensive income	¥(69,948)	¥693,791	¥(411)	¥983	¥40,620	¥2,055

The following table presents the expected amounts that will be amortized from accumulated other changes in equity from nonowner sources as components of net periodic benefit cost, before taxes, for the fiscal year ending March 31, 2010:

	BTMU and domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Net actuarial loss	¥32,571	¥943	¥813
Prior service cost	(5,290)	38	(69)
Net obligation at transition	—	—	119

Total	¥27,281	¥981	¥863

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Asset allocation

The weighted-average asset allocation of plan assets for the pension benefits and other benefits at March 31, 2008 and 2009 were as follows:

	BTMU and domestic subsidiaries		Foreign offices and subsidiaries
	2008(1)	2009	2008(1)		2009
Asset category	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
Pension fund
Japanese equity securities(2)	12.13%	10.92%	—%	—%	—%	—%
Japanese debt securities(3)	25.24	32.00	—	—	—	—
Non-Japanese equity securities	11.07	9.55	64.30	54.00	57.16	54.00
Non-Japanese debt securities	5.67	6.73	29.14	24.00	32.67	23.00
General account of life insurance companies(4)	4.91	8.64	—	22.00	2.44	23.00
Real estate	—	—	4.65	—	7.69	—
Short-term assets	0.92	0.68	1.91	—	0.04	—
Employee retirement benefit trust, primarily Japanese equity securities	40.06	31.48	—	—	—	—

Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Notes:

(1)	Upon the adoption of the SFAS No. 158 measurement date provisions on April 1, 2008, the fair value of plan assets are measured at end of fiscal year, whereas they were measured at December 31 until the adoption date. Therefore, plan assets as of March 31, 2008 above were measured at December 31, 2007.
(2)	Japanese equity securities include common stocks issued by MUFG, the BTMU Group and BTMU’s affiliated companies in the amounts of ¥4,922 million (0.28% of plan assets) and ¥3,191 million (0.27% of plan assets) to the pension benefits and SIPs at December 31, 2007 and March 31, 2009, respectively.
(3)	Japanese debt securities include debt securities issued by MUFG, the BTMU Group and BTMU’s affiliated companies in the amounts of ¥3,888 million (0.22% of plan assets) and ¥1,836 million (0.16% of plan assets) to the pension benefits and SIPs at December 31, 2007 and March 31, 2009, respectively.
(4)	“General account of life insurance companies” is a contract with life insurance companies that guarantees a return of approximately 1.24% (from April 2007 to March 2008) and 1.25% (from April 2008 to March 2009), which is mainly invested in assets with low market risk such as Japanese debt securities. In terms of pension plan asset allocation, BTMU regards the general account in the same category as Japanese debt securities, because it is generally believed that there is a high degree of correlation between their performances. BTMU carefully monitors life insurance companies by credit rating and other assessments.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment policies

The weighted-average target asset allocation of plan assets for the pension benefits and other benefits at March 31, 2009 was as follows:

	BTMU and domestic subsidiaries	Foreign offices and subsidiaries
Asset category	Pension benefits and SIP	Pension benefits	Other benefits
Japanese equity securities	21.0%	—%	—%
Japanese debt securities	50.8	—	—
Non-Japanese equity securities	19.0	58.8	70.0
Non-Japanese debt securities	9.0	32.6	30.0
Real estate	—	8.6	—
Short-term assets	0.2	—	—

Total	100.0%	100.0%	100.0%

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Basis and procedure for estimating long-term return of each asset category

BTMU’s expected long-term rate of return on plan assets for domestic defined benefit pension plans and SIPs is based on a building-block methodology, which calculates the total long-term rate of return of the plan assets by aggregating the weighted rate of return derived from both long-term historical performance and forward-looking return expectations from each asset category.

BTMU has determined the expected long-term rate of return for each asset category as below:

•	Japanese equity securities: the rate for Japanese debt securities plus a premium for the risk associated with Japanese equity securities

•	Japanese debt securities: economic growth rate of Japan

•	Non-Japanese equity securities: the rate for non-Japanese debt securities plus a premium for the risk associated with non-Japanese equity securities

•	Non-Japanese debt securities: global economic growth rate

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

Cash flows

BTMU expects to contribute to the plan assets for the fiscal year ending March 31, 2010 based upon its current funded status and expected asset return assumptions as follows:

For the pension benefits of BTMU and domestic subsidiaries	¥25.2 billion
For the pension benefits of foreign offices and subsidiaries	10.6 billion
For the other benefits of foreign offices and subsidiaries	1.2 billion

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

	BTMU and domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Fiscal year ending March 31:
2010	¥63,430	¥6,177	¥1,371
2011	64,212	6,045	1,469
2012	64,479	6,640	1,565
2013	64,947	6,975	1,635
2014	65,427	7,768	1,713
Thereafter (2015-2019)	334,136	51,402	9,591

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

The cost of these defined contribution plans charged to operations for the fiscal years ended March 31, 2007, 2008, and 2009 were ¥3,182 million, ¥3,432 million and ¥3,182 million, respectively.

16.    OTHER ASSETS AND LIABILITIES

Major components of other assets and liabilities at March 31, 2008 and 2009 were as follows:

	2008	2009
	(in millions)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	¥470,119	¥301,826
Other	752,048	205,146
Investments in equity method investees	360,091	332,643
Non-interest-earning deposits with the Special Fund and the New Fund (See Note 6)	261,756	266,533
Prepaid benefit cost	605,070	2,866
Cash collateral paid (See Note 11)	215,830	335,901
Other(1)	1,186,756	1,000,942

Total	¥3,851,670	¥2,445,857

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	¥593,921	¥1,227,165
Other	714,089	435,632
Deferred tax liabilities	57,389	19,322
Allowance for off-balance-sheet credit instruments	93,988	73,734
Accrued benefit cost	69,557	178,980
Minority interests	585,466	112,047
Guarantees and indemnifications	71,587	24,585
Cash collateral received (See Note 11)	192,205	176,434
Accrued and other liabilities(1)	1,617,414	1,276,733

Total	¥3,995,616	¥3,524,632

Note:
(1)	The balances of Other and Accrued and other liabilities at March 31, 2008 have been adjusted from ¥1,185,337 million and ¥1,617,284 million to ¥1,186,756 million and ¥1,617,414 million, respectively. See Note 1, “Netting of Cash Collateral against Derivative Exposures” under “Accounting Changes” section for the detail.

Investments in equity method investees include marketable equity securities carried at ¥65,625 million and ¥43,191 million at March 31, 2008 and 2009, respectively. Corresponding aggregated market values were ¥69,037 million and ¥52,412 million, respectively.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The BTMU Group periodically evaluates whether a loss in value of investments in equity method investees is other than temporary. The BTMU Group recognized other than temporary declines in the value of an investment and recorded impairment losses related to certain affiliated companies of ¥11,387 million, ¥53,238 million and ¥ 18,539 million for the fiscal years ended March 31, 2007 , 2008 and 2009. The impairment losses are included in Equity in earnings (losses) of equity method investees in the consolidated statements of operations.

17.    PREFERRED STOCK

Pursuant to the Articles of Incorporation, BTMU was authorized to issue 100,000,000 shares of Class 2 Preferred Stock, 79,700,000 shares of Class 4 Preferred Stock, 1,000,000 shares of Class 6 Preferred Stock and 177,000,000 shares of Class7 Preferred Stock, without par value.

All classes of preferred stock are non-voting and have preference over common stock for the payment of dividends and the distribution of assets in the event of a liquidation or dissolution of BTMU. They are all non-cumulative and non-participating with respect to dividend payments. Shareholders of Class 2, Class 4, Class 6 and Class7 Preferred Stock receive a liquidation distribution at ¥2,500, ¥2,000, ¥5,700 and ¥2,500 per share, respectively, and do not have the right to participate in any further liquidation distributions.

The number of preferred stock issued and outstanding at March 31, 2007, 2008 and 2009 was as follows:

	Outstanding at March 31, 2007	Net change	Outstanding at March 31, 2008	Net change	Outstanding at March 31, 2009
	(number of shares)
Preferred stock:
Class 2	100,000,000	—	100,000,000	—	100,000,000
Class 3	17,700,000	—	17,700,000	(17,700,000)	—
Class 6	—	1,000,000	1,000,000	—	1,000,000
Class 7	—	—	—	156,000,000	156,000,000

Total	117,700,000	1,000,000	118,700,000	138,300,000	257,000,000

The aggregate liquidation preference of preferred stock issued and outstanding at March 31, 2007, 2008 and 2009 was as follows:

	Aggregate amount at March 31, 2007	Net change	Aggregate amount at March 31, 2008	Net change	Aggregate amount at March 31, 2009
	(in millions)
Preferred stock:
Class 2	¥250,000	¥—	¥250,000	¥—	¥250,000
Class 3	53,100	—	53,100	(53,100)	—
Class 6	—	5,700	5,700	—	5,700
Class 7	—	—	—	390,000	390,000

Total	¥303,100	¥5,700	¥308,800	¥336,900	¥645,700

The portion of proceeds from the sale of shares that is designated as capital stock is determined by resolution of the Board of Directors of BTMU, however, at least 50% of the issue price of newly issued shares is required to be designated as capital stock at the time of incorporation or share issuance under the Company Law. Proceeds in excess of amounts designated as capital stock are designated as capital surplus.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

However, these provisions are not applied in company reorganization, such as merger, company split and share exchange. Class 3 through 5 Preferred Stock were issued in exchange for UFJ Bank’s preferred stocks and recorded in Capital surplus. Class 6 Preferred Stock was issued to Mitsubishi UFJ Trust and Banking Corporation (“MUTB”) in connection with the business transfer from MUTB by means of an absorption-type company split and recorded in Capital surplus. Class 3 Preferred Stock and Class 5 Preferred Stock were integrated into Class 7 Preferred Stock, therefore there was no change in capital stock and capital surplus by issuing Class 7 Preferred Stock.

Preferred Stock Issued as of March 31, 2009

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

On March 31, 2006, 173,000,000 shares of Class 3 Preferred Stock were converted into 306,465,899 shares of common stock.

On September 29, 2006, 9,300,000 shares of Class 3 Preferred Stock were exchanged for 16,474,756 shares of common stock.

On August 1, 2008, 17,700,000 shares of Class 3 Preferred Stock were exchanged for 43,895,180 shares of common stock.

On October 31, 2008, all shares of Class 3 Preferred Stock held as treasury stock were changed for 27,000,000 shares of Class 7 Preferred Stock.

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

As of March 31, 2009, all shares of Class 4 Preferred Stock issued were treasury stock.

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

On September 29, 2006, 150,000,000 shares of Class 5 Preferred Stock were exchanged for 273,900,000 shares of common stock.

On October 31, 2008, all shares of Class 5 Preferred Stock held as treasury stock were changed for 150,000,000 shares of Class 7 Preferred Stock.

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

Class 7 Preferred Stock

On October 31, 2008, all shares of Class 3 and 5 Preferred Stock were changed for 177,000,000 shares of Class 7 Preferred Stock. Class 7 Preferred Stock does not have voting rights at any general meetings of shareholders, unless otherwise provided by applicable laws and regulations. Preferred dividends are set to be ¥115.00 per share annually, except as of March 31, 2009. Preferred dividends were ¥43.00 per share as of March 31, 2009.

As of March 31, 2009, 21,000,000 shares of Class 7 Preferred Stock issued were treasury stock.

18.    COMMON STOCK AND CAPITAL SURPLUS

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2007, 2008 and 2009 were as follows:

	2007	2008	2009
	(in thousands of shares)
Balance at beginning of fiscal year	9,822,055	10,257,962	10,257,962
Issuance of new shares of common stock in exchange for acquisitions of Class 3, 4 and 5 Preferred Stock	435,907	—	—
Issuance of new shares of common stock in exchange for acquisitions of Class 3 Preferred Stock (see Note 17)	—	—	43,895
Issuance of new shares of common stock by capital increase	—	—	531,527

Balance at end of fiscal year	10,257,962	10,257,962	10,833,384

Under the Company Law, issuances of common stock, including conversions of bonds and notes, are required to be credited to the common stock account for at least 50% of the proceeds and to the legal capital surplus account (“legal capital surplus”) for the remaining amounts.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company Law permits Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a “stock split,” as defined in the Company Law (see Note 1). Also, prior to April 1, 1991, Japanese companies were permitted to issue free share distributions. BTMU from time to time made free share distributions. These free distributions usually ranged from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such United States accounting practice to the cumulative free distributions made by BTMU at March 31, 2009, would have increased capital accounts by ¥1,748,080 million with a corresponding decrease in unappropriated retained earnings (accumulated deficit).

The Company Law permits that common stock, legal reserve, additional paid-in capital, and other capital surplus and retained earnings can be transferred among these accounts under certain conditions upon the approval of a shareholder’s meeting.

Common stock Issued during the fiscal year ended March 31, 2009

On December 25, 2008, BTMU issued 496,960,000 shares of common stock by way of a third-party allotment (issue price at ¥750.00 per share). As a result, ¥186,360 million was included in Capital stock, and the same amount was also included in Capital surplus.

On January 30, 2009, BTMU issued 34,567,000 shares of common stock by way of a third-party allotment (issue price at ¥750.00 per share). As a result, ¥12,963 million was included in Capital stock, and the same amount was also included in Capital surplus.

Treasury Stock

The Company Law permits Japanese companies to effect purchases of their own shares pursuant to a resolution by the shareholders at an annual general meeting until the conclusion of the following ordinary general meeting of shareholders, and to hold such shares as their treasury shares indefinitely regardless of purpose. However, the Company Law requires the amount of treasury stock purchased should be within the amount of retained earnings available for dividends. Disposition of treasury stock is subject to the approval of the Board of Directors and is to follow the procedures similar to a public offering of shares for subscription.

Parent Company Shares Held by the Group and Affiliated Companies

At March 31, 2009, the BTMU Group and affiliated companies owned shares of common stock of MUFG. Such shares are included in parent company’s stock in the consolidated balance sheets and deducted from shareholder’s equity.

19.    RETAINED EARNINGS, LEGAL RESERVE AND DIVIDENDS

In addition to the Company Law, Japanese banks, including BTMU, are required to comply with the Banking Law of Japan (the “Banking Law”).

Legal Reserve Set Aside as Appropriation of Retained Earnings and Legal Capital Surplus

Under the Company Law

The Company Law provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each period shall be

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as an appropriation of retained earnings and the legal capital surplus equals 25% of stated capital as defined in the Company Law.

Under the Banking Law

The Banking Law provides that an amount at least equal to 20% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each fiscal period shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as appropriation of retained earnings and the legal capital surplus equals 100% of stated capital as defined in the Company Law.

Transfer of Legal Reserve

Under the Company Law

Under the Company Law, Japanese companies, including BTMU, were permitted, pursuant to a resolution by the shareholders at a general meeting, to make legal reserve set aside as appropriation of retained earnings and legal capital surplus available for dividends until the aggregate amount of the legal reserve and legal capital surplus equals 25% of stated capital as defined in the Company Law.

Under the Company Law, Japanese companies, including BTMU, are permitted, primarily pursuant to a resolution by the shareholders at a general meeting, to transfer legal capital surplus and legal reserve to stated capital and/or retained earnings without limitations of thresholds, thereby effectively removing the thresholds provided for in the Company Law and Banking Law at the company’s discretion.

Under the Banking Law

Under the Banking Law, Japanese banks, including BTMU, were permitted, pursuant to a resolution by the shareholders at a general meeting, to make legal reserve set aside as an appropriation of retained earnings and legal capital surplus available for dividends until the aggregate amount of the legal reserve and legal capital surplus equals 100% of stated capital as defined in the Company Law.

Unappropriated Retained Earnings (Accumulated Deficit) and Dividends

In addition to the provision that requires an appropriation for legal reserve as described above, the Company Law and the Banking Law impose certain limitations on the amount available for dividends.

Under the Company Law, the amount available for dividends is based on the amount recorded in BTMU’s general books of account maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). The adjustments included in the accompanying consolidated financial statements but not recorded in BTMU’s general books of account, as explained in Note 1, have no effect on the determination of retained earnings available for dividends under the Company Law. Under the Banking Law, BTMU has to meet the minimum capital adequacy requirements and distributions of retained earnings of BTMU, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum 4.0% Tier I capital for capital adequacy purpose.

None of the retained earnings recorded in BTMU’s general books of account, prepared in accordance with Japanese GAAP, as of March 31, 2009 (¥2,505,914 million, exclusive of the amounts to be appropriated for legal reserves and gross unrealized gains on fair valuation of assets, as defined, if any), is restricted by such limitations under the Company Law or the Banking Law as described above.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Annual dividends, including those for preferred stock, are approved by the shareholders at an annual general meeting held subsequent to the fiscal year to which the dividends are applicable. In addition, a semi-annual interim dividend payment may be made by resolution of the Board of Directors, subject to limitations imposed by the Company Law and the Banking Law.

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

In Japan, BTMU is subject to regulatory capital requirements promulgated by the FSA in accordance with the provisions of the Banking Law and related regulations. A banking institution is subject to the minimum capital requirements both on a consolidated basis and a stand-alone basis, and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary under the control of another company. When a bank holding company manages operations of its banking subsidiaries, it is required to maintain the minimum capital adequacy ratio on a consolidated basis in the same manner as its subsidiary banks. The FSA provides two sets of capital adequacy guidelines. One is a set of guidelines applicable to Japanese banks and bank holding companies with foreign offices conducting international operations, as defined, and the other is applicable to Japanese banks and bank holding companies that are not engaged in international operations conducted by foreign offices.

Under the capital adequacy guidelines applicable to a Japanese banking institution with international operations conducted by foreign offices, a minimum capital ratio of 8.0% is required.

The Basel Committee on Banking Supervision of the Bank for International Settlements (“BIS”) sets capital adequacy standards for all internationally active banks to ensure minimum level of capitals.

The Basel Committee worked over recent years to revise the 1988 Accord, and in June 2004, “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” called Basel II was released. BTMU calculated capital ratios as of March 31, 2008 and 2009 in accordance with Basel II.

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

“Credit Risk”

The revised Framework provides options for determining the risk-weighted assets for credit risk to allow banks to select approaches that are most appropriate for their level of risk assessment while the Basel I

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Framework provided a sole measurement approach. Banks choose one of three approaches: “Standardized Approach”, “Foundation Internal Ratings-Based Approach (“FIRB”)” or “Advanced Internal Ratings-Based Approach (“AIRB”)”.

“Market Risk”

In the “Amendment to the Capital Accord to incorporate market risks” of the year 1996, a choice between two methodologies “the Standardized Methodology” and “Internal Models Approach” is permitted. “Combination of Internal Models Approach and the Standardized Methodology” is also allowed under certain conditions. This is unchanged in Basel II.

“Operational Risk”

Operational risk, which is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, is newly added in Basel II. Basel II presents three methods for calculating operational risk capital charges: (i) the Basic Indicator Approach; (ii) the Standardized Approach; or (iii) Advanced Measurement Approaches (“AMA”). Banks adopt one of the three approaches to determine the risk-weighted assets for operational risk.

Banks need to obtain approval from their supervisors prior to adopting the following approaches to calculate capital requirements for each risk:

•	the Internal Ratings-Based (“IRB”) Approach for credit risk

•	the Internal Models Approach for market risk

•	the Standardized Approach and AMA for operational risk

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

In Basel II, BTMU and most of its major subsidiaries adopted the FIRB as of March 31, 2008 and adopted the AIRB as of March 31, 2009 to calculate capital requirements for credit risk. BTMU adopted the Standardized Approach to calculate capital requirements for operational risk, as of March 31, 2008 and 2009. As for market risk, BTMU adopted the Internal Models Approach mainly to calculate general market risk and adopted the Standardized Methodology to calculate specific risk, as of March 31, 2008 and 2009.

The risk-adjusted capital amounts and ratios of BTMU presented in the following table are based on amounts calculated in accordance with Japanese GAAP as required by the FSA:

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Consolidated:
At March 31, 2008:
Total capital (to risk-weighted assets):	¥10,611,064	11.20%	¥7,574,951	8.00%
Tier I capital (to risk-weighted assets):	7,037,578	7.43	3,787,475	4.00
At March 31, 2009:
Total capital (to risk-weighted assets):	¥9,637,052	12.02%	¥6,413,908	8.00%
Tier I capital (to risk-weighted assets):	6,127,624	7.64	3,206,954	4.00
Stand-alone:
At March 31, 2008:
Total capital (to risk-weighted assets):	¥9,675,813	11.44%	¥6,760,684	8.00%
Tier I capital (to risk-weighted assets):	6,467,550	7.65	3,380,342	4.00
At March 31, 2009:
Total capital (to risk-weighted assets):	¥9,431,674	12.74%	¥5,920,101	8.00%
Tier I capital (to risk-weighted assets):	6,175,439	8.34	2,960,050	4.00

Management believes, as of March 31, 2009, that BTMU met all capital adequacy requirements to which it is subject.

United States of America

In the United States of America, UNBC and its banking subsidiary Union Bank, N.A. (“Union Bank”) (On December 18, 2008, Union Bank changed its name from Union Bank of California, N.A.), BTMU’s largest

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

subsidiaries operating outside Japan, are subject to various regulatory capital requirements administered by U.S. Federal banking agencies, including minimum capital requirements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, UNBC and Union Bank must meet specific capital guidelines that involve quantitative measures of UNBC’s and Union Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under U.S. regulatory accounting practices. UNBC’s and Union Bank’s capital amounts and Union Bank’s prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require UNBC and Union Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to quarterly average assets (as defined).

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

The figures on the tables below are calculated according to Basel I as Basel II is not yet effective in the U.S. UNBC’s and the Union Bank’s actual capital amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
UNBC:
At December 31, 2007:
Total capital (to risk-weighted assets)	$6,124	11.21%	$4,369	8.00%
Tier I capital (to risk-weighted assets)	4,534	8.30	2,184	4.00
Tier I capital (to quarterly average assets)(1)	4,534	8.27	2,194	4.00
At December 31, 2008:
Total capital (to risk-weighted assets)	$7,240	11.63%	$4,980	8.00%
Tier I capital (to risk-weighted assets)	5,467	8.78	2,490	4.00
Tier I capital (to quarterly average assets)(1)	5,467	8.42	2,597	4.00

Note:

(1)	Excludes certain intangible assets.

	Actual		For capital adequacy purposes		Ratios OCC requires to be “well capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Union Bank:
At December 31, 2007:
Total capital (to risk-weighted assets)	$5,631	10.38%	$4,339	8.00%	$5,423	10.00%
Tier I capital (to risk-weighted assets)	4,449	8.20	2,169	4.00	3,254	6.00
Tier I capital (to quarterly average assets)(1)	4,449	8.20	2,171	4.00	2,714	5.00
At December 31, 2008:
Total capital (to risk-weighted assets)	$6,831	11.01%	$4,962	8.00%	$6,203	10.00%
Tier I capital (to risk-weighted assets)	5,380	8.67	2,481	4.00	3,722	6.00
Tier I capital (to quarterly average assets)(1)	5,380	8.31	2,590	4.00	3,237	5.00

Note:

(1)	Excludes certain intangible assets.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Management believes, as of December 31, 2008, that UNBC and Union Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2007 and 2008, the most recent notification from the U.S. Office of the Comptroller of the Currency (“OCC”) categorized Union Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” Union Bank must maintain a minimum total risk-based capital ratio of 10%, a Tier I risk-based capital ratio of 6%, and a Tier I leverage ratio of 5% as set forth in the table. There are no conditions or events since that notification that management believes have changed Union Bank’s category.

21.    EARNINGS (LOSS) PER COMMON SHARE

Reconciliations of net income (loss) and weighted average number of common shares outstanding used for the computation of basic earnings (loss) per common share to the adjusted amounts for the computation of diluted earnings (loss) per common share for the fiscal years ended March 31, 2007, 2008 and 2009 are as follows:

	2007	2008	2009
	(in millions)
Income (loss) (Numerator):
Income (loss) from continuing operations	¥461,705	¥(456,321)	¥(926,711)
Loss from discontinued operations—net	(817)	(1,746)	—

Net income (loss)	460,888	(458,067)	(926,711)
Income allocable to a preferred shareholder	(10,963)	(6,281)	(3,221)

Net income (loss) available to a common shareholder	449,925	(464,348)	(929,932)

Effect of dilutive instruments:
Preferred Stock (Class 3)	570	—	—
Preferred Stock (Class 4)	1,483	—	—
Preferred Stock (Class 5)	2,910	—	—
Stock options—UNBC	(835)	—	—
Convertible preferred stock—The Senshu Bank, Ltd.	(2)	—	—

Net income (loss) available to a common shareholder and assumed conversions	¥454,051	¥(464,348)	¥(929,932)

	2007	2008	2009
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	10,041,800	10,257,962	10,425,031
Effect of dilutive instruments:
Convertible preferred stock (Class 3)	39,525	—	—
Convertible preferred stock (Class 4)	72,168	—	—
Convertible preferred stock (Class 5)	135,824	—	—

Weighted average common shares for diluted computation	10,289,317	10,257,962	10,425,031

	2007	2008	2009
	(in yen)
Earnings (loss) per common share:
Basic earnings (loss) per common share:
Income (loss) from continuing operations available to a common shareholder	¥44.89	¥(45.10)	¥(89.20)
Loss from discontinued operations	(0.08)	(0.17)	—

Net income (loss) available to a common shareholder	¥44.81	¥(45.27)	¥(89.20)

Diluted earnings (loss) per common share:
Income (loss) from continuing operations available to a common shareholder	¥44.21	¥(45.10)	¥(89.20)
Loss from discontinued operations	(0.08)	(0.17)	—

Net income (loss) available to a common shareholder	¥44.13	¥(45.27)	¥(89.20)

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal year ended March 31, 2007, Class 3, Class 4, and Class 5 Preferred Stock, convertible preferred stock issued by The Senshu Bank Ltd, (“Senshu Bank”) and stock options issued by UNBC that could potentially dilute earnings per common share in the future were included in the computation of diluted earnings per common share. Convertible preferred stock issued by Mitsubishi UFJ NICOS and certain stock options issued by UNBC could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

For the fiscal year ended March 31, 2008, Class 3 Preferred Stock, convertible preferred stock issued by Mitsubishi UFJ NICOS and Senshu Bank and stock options issued by UNBC and kabu.com Securities could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

For the fiscal year ended March 31, 2009, convertible preferred stock issued by Senshu Bank and Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. and stock options issued by kabu.com Securities could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

In computing the number of the potentially dilutive common shares for the fiscal years ended March 31, 2007, Class 3, Class 4, and Class 5 Preferred Stock has been based on the conversion price at March 31, 2007 (i.e., ¥1,693.5, ¥1,095.3 and ¥1,095.3, respectively).

22.    DERIVATIVE FINANCIAL INSTRUMENTS

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

For the fiscal years ended March 31, 2008 and 2009, except for derivative transactions conducted by certain foreign subsidiaries, the BTMU Group accounted for derivatives held for risk management purposes as trading positions and measured them at fair value.

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

Credit Derivatives

The BTMU Group enters into credit derivatives to manage credit risk exposures, to facilitate client transactions, and for proprietary trading purpose, under which they provide counterparties protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. Types of these credit derivatives include principally single name credit default swaps, index and basket credit default swaps and credit-linked notes. The BTMU Group will have to perform under a credit derivative if a credit event as defined under the contract occurs. Such credit events include bankruptcy, dissolution or insolvency of the referenced entity, default and restructuring of the obligations of the referenced entity. The BTMU Group’s counterparties are banks, broker-dealers, insurance and other financial institutions. The contractual or notional amounts of these

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged. The table below summarizes certain information regarding protection sold through credit default swaps and credit-linked notes as of March 31, 2009:

	Protection sold
	Maximum potential/Notional amount by expiration period				Estimated fair value
	Less than 1 year	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥391,623	¥2,098,048	¥47,251	¥2,536,922	¥144,640
Non-investment grade	68,234	299,405	1,277	368,916	41,470
Not rated	1,491	16,956	—	18,447	605

Total	461,348	2,414,409	48,528	2,924,285	186,715

Index and basket credit default swaps:
Investment grade(2)	116,858	903,248	21,835	1,041,941	64,132
Non-investment grade	4,482	47,555	—	52,037	7,378
Not rated	—	17,342	—	17,342	9,922

Total	121,340	968,145	21,835	1,111,320	81,432

Total credit default swaps sold	¥582,688	¥3,382,554	¥70,363	¥4,035,605	¥268,147

Credit-linked notes(3)	¥455	¥34,012	¥229,800	¥264,267	¥(186,343)

Notes:
(1)	Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
(2)	The BTMU Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.
(3)	Fair value amounts shown represent the fair value of the hybrid instruments.

Single name credit default swaps—A credit default swap protects the buyer against the loss of principal on a bond or loan in case of a default by the issuer. The protection buyer pays a periodic premium over the life of the contracts and is protected for the period. The BTMU Group in turn will have to perform under a credit default swap if a credit event as defined under the contracts occurs. In order to provide an indication of the current payment/performance risk of the credit default swaps, the external credit ratings, primarily Moody’s and S&P credit ratings, of the underlying reference entity of the credit default swaps are disclosed.

Index and basket credit default swaps—Index and basket credit default swaps are credit default swaps that reference multiple names through underlying baskets or portfolios of single name credit default swaps. Typically, in the event of a default on one of underlying names, the BTMU Group will have to pay a pro rata portion of the total notional amount of the credit default index or basket contract. In order to provide an indication of the current payment/performance risk of these credit default swaps, the BTMU Group ratings scale is based upon the entity’s internal ratings, which generally correspond to ratings defined by primarily Moody’s and S&P, of the underlying reference entities comprising the basket or index were calculated and disclosed.

Credit-linked notes (“CLNs”)—The BTMU Group has invested in CLNs, which are hybrid instruments containing embedded derivatives, in which credit protection has been sold to the issuer of the note. If there is a credit event of a reference entity underlying the CLN, the principal balance of the note may not be repaid in full to the Company.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The BTMU Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. At March 31, 2009, the carrying value and notional value of credit protection sold in which the BTMU Group held purchased protection with identical underlying referenced entities were approximately ¥261 billion and ¥3,831 billion, respectively.

Collateral is held by the BTMU Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.

UNBC

Derivative positions are integral components of UNBC’s designated asset and liability management activities. UNBC uses interest rate derivatives to manage the sensitivity of UNBC’s net interest income to changes in interest rates. These instruments are used to manage interest rate risk relating to specified groups of assets and liabilities, primarily London Interbank Offered Rate (“LIBOR”)-based commercial loans, certificates of deposit and subordinated debt.

Cash Flow Hedges

Hedging Strategies for Variable Rate Loans and Certificates of Deposit and Other Time Deposits

UNBC engages in several types of cash flow hedging strategies for which the hedged transactions are forecasted future loan interest payments, and the hedged risk is the variability in those payments due to changes in the designated benchmark rate, e.g., U.S. dollar LIBOR. In these strategies, the hedging instruments are matched with groups of variable rate loans such that the tenor of the variable rate loans and that of the hedging instrument are identical. Cash flow hedging strategies include the utilization of purchased floor, cap, collar and corridor options and interest rate swaps. At December 31, 2008, the weighted average remaining life of the currently active (excluding any forward positions) cash flow hedges was approximately 1.1 years.

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

Hedging transactions are structured at inception so that the notional amounts of the hedge are matched with an equal principal amount of loans or CDs, the index and repricing frequencies of the hedge match those of the loans or CDs, and the period in which the designated hedged cash flows occurs is equal to the term of the hedge. As such, most of the ineffectiveness in the hedging relationship results from the mismatch between the timing of reset dates on the hedge versus those of the loans or CDs. For the year ended December 31, 2008, UNBC recognized a net gain of ¥55 million due to ineffectiveness, which is recognized in other noninterest expense, compared to a net gain of ¥12 million for the year ended December 31, 2006 and a net loss of ¥2 million for the year ended December 31, 2007.

For cash flow hedges, based upon amounts included in accumulated other changes in equity from nonowner sources at March 31, 2009, the BTMU Group expects to realize approximately ¥11 billion in net interest income for the fiscal year ending March 31 2010. This amount could differ from amounts actually realized due to changes in interest rates and the addition of other hedges subsequent to March 31, 2009.

Fair Value Hedges

Economic Hedging Strategy for “MarketPath” Certificates of Deposit

UNBC engages in an economic hedging strategy in which interest bearing CDs issued to customers, which are tied to the changes in the Standard and Poor’s 500 index (“S&P 500”), are exchanged for a fixed rate of interest. UNBC accounts for the embedded derivative in the CDs at fair value. A total return swap that encompasses the value of a series of options that had individually hedged each CD is valued at fair value. The change in fair value of the embedded derivative and the hedging instrument are recognized as interest expense.

Hedging Strategy for Subordinated Debt

UNBC engages in an interest rate hedging strategy in which one or more interest rate swaps are associated with a specified interest bearing liability, UNBC’s ten-year, subordinated debt issuance, in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, U.S. dollar LIBOR.

The fair value hedging transactions for the issuances of the subordinated debt were structured at inception to mirror all of the provisions of the subordinated debt, which allows UNBC to assume that no ineffectiveness exists.

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

23.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE-SHEET INSTRUMENTS

Obligations under Guarantees

The BTMU Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, liquidity facilities, other off-balance-sheet credit-related supports and similar instruments, in order to meet the customers’ financial and business needs. The table below summarizes the contractual or notional amounts with regard to obligations under guarantees and similar arrangements at March 31, 2008 and 2009. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate the maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.

The BTMU Group mitigates credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real properties based on management’s credit assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the BTMU Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the borrower fails to fulfill its obligations. The following table includes guarantees of ¥190.4 billion and ¥190.3 billion at March 31, 2008 and 2009, respectively, which are participated out to third parties. The contractual or notional amounts summarized in the following table do not necessarily bear any direct relationship to the future actual credit exposure, primarily because of those risk management techniques.

At March 31, 2008:	Maximum potential/ Contractual or Notional amount	Amount by expiration period
		Less than 1 year	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥5,215	¥2,269	¥1,524	¥1,422
Performance guarantees	2,290	1,450	703	137
Derivative instruments	40,102	19,771	17,792	2,539
Other	720	720	—	—

Total	¥48,327	¥24,210	¥20,019	¥4,098

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2009:	Maximum potential/ Contractual or Notional amount	Amount by expiration period
		Less than 1 year	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥3,433	¥1,857	¥723	¥853
Performance guarantees	2,399	1,501	767	131
Derivative instruments	29,514	16,043	11,698	1,773
Other	128	128	—	—

Total	¥35,474	¥19,529	¥13,188	¥2,757

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

Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in FIN No. 45 include certain written options and credit default swaps. In order for the BTMU Group to determine if those derivative instruments meet the definition of guarantees as prescribed in FIN No. 45, the BTMU Group has to track whether the counterparties are actually exposed to the losses that will result from the adverse change in the underlyings. Accordingly, the BTMU Group has disclosed information on all credit default swaps and certain written options for which there is a possibility of meeting the definition of guarantees as prescribed in FIN No. 45, regardless of whether the counterparties have assets or liabilities related to the underlyings of the derivatives. However, credit derivatives sold by the BTMU Group at March 31, 2009 are excluded from this presentation, as they are disclosed in Note 22.

Other includes security lending indemnifications. Security lending indemnifications are the indemnifications for institutional customers of securities lending transactions against counterparty default. All lending transactions are collateralized, primarily by cash.

Carrying Amount

At March 31, 2008 and 2009, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥1,024,861 million and ¥846,600 million, respectively, which are included in Other liabilities and Trading account liabilities. However, credit derivatives sold by the BTMU Group at March 31, 2009 are excluded from this presentation, as they are disclosed as Fair Value in Note 22. In addition, Other liabilities also include an allowance for off-balance-sheet instruments of ¥57,194 million and ¥37,609 million, respectively, related to these transactions.

Performance Risk

The BTMU Group monitors the performance risk of its guarantees using the same credit rating system utilized for estimating probabilities of default within its loan portfolio. The BTMU Group credit rating system is

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

consistent with both the method of evaluating credit risk under Basel II and those of third-party credit rating agencies. On certain underlying referenced credits or entities, ratings are not available. Such referenced credits are included in the “Not rated” category.

Presented in the table below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2009. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses, if any, on these guarantees.

At March 31, 2009:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,433	¥3,184	¥229	¥8	¥12
Performance guarantees	2,399	2,289	95	5	10

Total	¥5,832	¥5,473	¥324	¥13	¥22

Notes:
(1)	Borrowers classified as “Close watch” require close scrutiny because their business performance is unstable or their financial condition is unfavorable.
(2)	Borrowers classified as “Likely to become Bankrupt” are not yet bankrupt, but are in financial difficulty with poor progress in achieving their business restructuring plans or are likely to bankrupt in the future. Borrowers classified as “Legally or Virtually Bankrupt” are considered to be legally bankrupt or are virtually bankrupt.

The guarantees the BTMU Group does not classify based upon internal credit ratings are as follows.

The BTMU Group records all derivative contracts at fair value. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The BTMU Group also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, offsetting economic hedge positions. The BTMU Group expects the risk of loss to be remote and believes that the notional amounts of the derivative contracts generally exceed its exposure.

The BTMU Group conducts securities lending transactions for institutional customers as a fully disclosed agent. At times, securities lending indemnifications are issued to guarantee that a security lending customer will be made whole in the event the borrower does not return the security subject to the lending agreement and collateral held is insufficient to cover the market value of the security. All lending transactions are collateralized, primarily by cash. At March 31, 2009, the BTMU Group had no exposure that would require it to pay under this securities lending indemnification, since the collateral market value exceeds the securities lent.

Other Off-balance-sheet Instruments

In addition to obligations under guarantees set forth above, the BTMU Group issues other off-balance-sheet instruments for purposes other than trading. Such off-balance-sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the BTMU Group provides to meet the financing needs of its customers. Once the BTMU Group issues these financial instruments, the BTMU Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

future cash requirements. At March 31, 2009, approximately 80% of these commitments will expire within one year, 19% from one year to five years and 1% after five years. The table below summarizes the contractual amounts with regard to these commitments at March 31, 2008 and 2009:

	2008	2009
	(in billions)
Commitments to extend credit	¥56,058	¥47,807
Commercial letters of credit	762	530
Commitments to make investments	105	132
Other	4	2

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

Commitments to make investments are legally binding contracts to make additional contributions to corporate recovery or private equity investment funds in accordance with limited partnership agreements. Some of these funds, in which the BTMU Group has significant variable interests, are described in Note 24.

24.    VARIABLE INTEREST ENTITIES

In the normal course of its business, the BTMU Group has financial interests in various entities which may be deemed to be variable interest entities (“VIEs”) such as asset-backed conduits, various investment funds, special purpose entities created for structured financing, repackaged instruments, and entities created for the securitization of the BTMU Group’s assets.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the total assets of consolidated and non-consolidated VIEs, as well as the maximum exposure to loss to non-consolidated VIEs at March 31, 2008. In addition, the following tables present the assets and liabilities of consolidated VIEs, the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from its involvement with non-consolidated VIEs, and the assets and liabilities of non-consolidated VIEs recorded on the consolidated balance sheet at March 31, 2009.

Consolidated VIEs

At March 31, 2008:	Consolidated assets
	(in millions)
Asset-backed conduits	¥5,806,200
Investment funds	1,307,732
Special purpose entities created for structured financing	120,636	(1)
Repackaged instruments	25,017	(2)
Securitization of the BTMU group’s assets	3,458,760
Others	175,736

Total	¥10,894,081

Consolidated VIEs

At March 31, 2008:	Consolidated assets
	(in millions)
Cash	¥176,634
Trading account assets	1,090,338
Investment securities	74,406
Loans(3)	9,255,373
All other assets	297,330	(4)

Total	¥10,894,081

Notes:

(1)	The amount of Special purpose entities created for structured financing at March 31, 2008 has been restated from ¥55,415 million to ¥120,636 million.
(2)	The amount of Repackaged instruments at March 31, 2008 has been restated from ¥11,414 million to ¥25,017 million.
(3)	The amount of Loans at March 31, 2008 has been restated from ¥5,825,571 million to ¥5,904,395 million. In addition, the difference between ¥5,904,395 million and ¥9,255,373 million is resulted from the inclusion of the amount of Securitization of the BTMU group’s assets which had been disclosed out of the column.
(4)	The amount of All other assets at March 31, 2008 has been restated from ¥189,548 million to ¥297,330 million.

Consolidated VIEs
	Consolidated assets						Consolidated liabilities
At March 31, 2009:	Total	Cash	Trading account assets	Investment securities	Loans	All other assets	Total	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥5,739,689	¥119,396	¥902	¥88,937	¥5,519,966	¥10,488	¥5,749,927	¥5,293,923	¥212,991	¥243,013
Investment funds	775,436	35,227	649,524	5,130	—	85,555	50,974	899	13,093	36,982
Special purpose entities created for structured financing	164,355	1,515	—	—	159,925	2,915	162,732	12,736	149,746	250
Securitization of the BTMU group’s assets	2,988,501	2,046	—	—	2,894,877	91,578	3,042,944	—	3,040,198	2,746
Others	119,140	745	—	—	118,029	366	118,339	118,030	—	309

Total	¥9,787,121	¥158,929	¥650,426	¥94,067	¥8,692,797	¥190,902	¥9,124,916	¥5,425,588	¥3,416,028	¥283,300

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant Non-consolidated VIEs
At March 31, 2008:	Assets	Maximum exposure
	(in millions)
Asset-backed conduits	¥12,940,246	¥1,853,241
Investment funds	19,910,018	816,816
Special purpose entities created for structured financing	7,782,533	1,821,293
Repackaged instruments	72,060,711	2,262,023
Others	8,252,146	1,119,716

Total	¥120,945,654	¥7,873,089

Significant Non-consolidated VIEs
			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2009:	Assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	Other assets	Total	Trading account liabilities
	(in millions)
Asset-backed conduits	¥10,754,088	¥1,940,239	¥1,221,656	¥1,540	¥1,235	¥1,218,881	¥—	¥—	¥—
Investment funds	10,871,341	608,163	546,749	59,809	99,708	340,070	47,162	—	—
Special purpose entities created for structured financing	11,456,216	1,384,536	1,117,183	18,628	82,660	1,009,397	6,498	—	—
Repackaged instruments	57,326,483	1,779,806	1,694,853	413,136	790,496	491,221	—	—	—
Others	7,737,355	1,270,428	1,086,646	2,180	319,701	764,765	—	49	49

Total	¥98,145,483	¥6,983,172	¥5,667,087	¥495,293	¥1,293,800	¥3,824,334	¥53,660	¥49	¥49

A portion of the assets and liabilities of consolidated VIEs presented in the table above were derived from transactions between consolidated VIEs and the BTMU Group, the primary beneficiary, and were eliminated as intercompany transactions. The eliminated amounts of assets were ¥142,325 million of Cash and due from banks and Interest-earning deposits in other banks, ¥1,410 million of Trading account assets, ¥24,987 million of Investment securities, ¥235,110 million of Loans and ¥3,859 million of All other assets at March 31, 2008, and ¥127,144 million of Cash and due from banks and Interest-earning deposits in other banks, ¥899 million of Trading account assets, ¥24,984 million of Investment securities, ¥253,874 million of Loans and ¥2,512 million of All other assets at March 31, 2009. The eliminated amounts of liabilities were ¥3,598,239 million of Other short-term borrowings, ¥1,351,214 million of Long-term debt and ¥33,905 million of All other liabilities at March 31, 2009.

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to other assets of the BTMU Group, except where the BTMU Group provides credit support as in the case of certain asset-backed conduits.

Maximum exposure to loss on each type of entity is determined, based on the carrying amount of any on-balance-sheet assets and any off-balance-sheet liability held, net of any recourse liabilities. Therefore, the maximum exposure to loss represents the theoretical maximum loss the BTMU Group could possibly incur at each balance sheet date and does not reflect the likelihood of ever incurring such a loss. The difference between the amount of on-balance-sheet assets and liabilities and the maximum exposure to loss primarily comprises the difference between the remaining undrawn commitments and the amounts of guarantees.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Analysis of Each Transaction Category

Asset-Backed Conduits

This category primarily comprises the following:

Multi-Seller Conduits (BTMU-sponsored Asset-Backed Commercial Paper (“ABCP”) Conduits and Other ABCP Conduits)

The BTMU Group administers several conduits under asset-backed financing programs under which the conduits purchase financial assets from the BTMU Group’s customers, primarily trade accounts receivables, by issuing short-term financing instruments, primarily commercial paper, to third-party investors. Under the asset-backed financing programs, the BTMU Group acts as an agent for the conduits, which enter into agreements with the BTMU Group’s customers where the customers transfer assets to the conduits in exchange for monetary consideration. The BTMU Group also underwrites commercial paper for the conduits that is secured by the assets held by them and provides program-wide liquidity and credit support facilities to the conduits. The BTMU Group receives fees related to the services it provides to the conduits and the program-wide liquidity and credit support. Because of the program-wide credit support that the BTMU Group provides as a sponsor in respect to the financing by the conduits, it is exposed to the majority of the expected variability of the conduits. Therefore, the BTMU Group considers itself to be the primary beneficiary and consolidates the multi-seller conduits. While the BTMU Group has significant involvement with the conduits, it has never provided financial or any other support that are not contractually required to provide in the past. In addition, the assets purchased by the conduits are of high quality in their credit standing and mostly short-term in nature. Therefore, the BTMU Group believes the risks involved in these transactions are significantly limited relative to the transaction size.

In addition to the entities described above, the BTMU Group participates as a provider of financing to several conduits that are administered by third parties. Most of these conduits are established under a multi-seller asset-backed financing program and the BTMU Group provides financing along with other financial institutions. With respect to these conduits, the BTMU Group is not considered as the primary beneficiary because the BTMU Group’s participation in the financing is not significant relative to the total financing provided by third parties or there is sufficient funding or financial support that is subordinate to the financing provided by the BTMU Group.

Asset-Backed Conduits (BTMU-sponsored Asset-Backed Loan (“ABL”) Programs and Other Programs)

The BTMU Group administers several conduits under asset-backed financing program where the BTMU Group provides financing to fund the conduits’ purchases of financial assets, comprising primarily of trade accounts receivables, from its customers. The BTMU Group acts as an agent and sponsor for the conduits, which enter into agreements with the BTMU Group’s customers where the customers transfer assets to the conduits in exchange for monetary consideration. In most cases the BTMU Group is the sole provider of financing that is secured by the assets held by the conduits and because of this reason, the BTMU Group is considered as the primary beneficiary. The BTMU Group has never provided financial or any other support that are not contractually required to provide in the past. In addition, the assets purchased by the conduits are of high quality in their credit standing and mostly short-term in nature. Therefore, the BTMU Group believes the risks involved in these transactions are significantly limited relative to the transaction size.

In addition, the BTMU Group is involved with entities, which take in most cases, the form of a trust, where originators of financial assets, which primarily comprise lease receivables, entrust the assets with trust banks and receive beneficial certificates in exchange. The originators then transfer the beneficiary certificates to the BTMU Group in exchange for cash. Because the BTMU Group participates in a majority of the economics generated from these entities through the beneficiary certificates that it holds, it is considered as the primary beneficiary and the BTMU Group consolidates these trusts.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The BTMU Group also participates as a provider of financing the ABL programs that are managed by third parties. The BTMU Group is not considered as the primary beneficiary of the entities used in these programs as the BTMU Group’s participation to financing is not significant relative to the total financing provided by the third parties or there is sufficient funding or financial support that is subordinate to the financing provided by the BTMU Group.

Investment Funds

This category primarily comprises the following:

Corporate Recovery Funds

These entities are established by fund managers, which are unrelated to the BTMU Group, for the purpose of investing in debt or equity instruments issued by distressed companies. After investment, the fund managers work closely with the management of the issuers and attempt to enhance corporate value by various means including corporate restructuring and reorganization. Their exit strategies include, among other things, sales to others and Initial Public Offerings (“IPOs”).

Typically, these entities take the form of a limited partnership which is entirely funded by general and limited partner interests. In some cases, the general partners of the partnerships are entities that have no substantive decision making ability. The fund managers that establish these partnerships assume investment management and day-to-day operation by entering into asset management contracts with the general partners. These partnerships are, therefore, financing vehicles and as such are considered as VIEs. In other cases, the general partners have substantive decision making ability but the partnerships are considered as VIEs when the general partners’ investments in the partnerships are considered as non-substantive, usually based on the percentage interest held, and they do not have substantive limited partner interests.

The BTMU Group participates in these partnerships as a limited partner. While the BTMU Group’s share in partnership interests is limited in most cases, the BTMU Group is the only limited partner in some cases and it consolidates these partnerships as the primary beneficiary.

Private Equity Funds

The BTMU Group is involved in venture capital funds that are established by either the BTMU Group’s entities or fund managers unrelated to the BTMU Group. These entities have specific investment objectives in connection with their acquisition of equity interests, such as providing financing and other support to start-up businesses, medium and small entities in a particular geographical area, and to companies with certain technology or companies in a high-growth industry.

These entities typically take the form of limited partnerships and usually are entirely funded by general and limited partner interests. The general partners of the partnerships in some cases are entities that have no substantive decision making ability. The fund managers that establish these partnerships assume investment management and day-to-day operation by entering into asset management contracts with the general partners. These partnerships are therefore financing vehicles and as such are considered as VIEs. In other cases, the general partners have substantive decision making ability and the partnerships are considered as VIEs, even when the general partners’ investments in the partnerships are considered as non-substantive, usually based on the percentage interest held, and they do not have substantive limited partner interests.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The BTMU Group participates in these partnerships as a general partner or a limited partner. While the BTMU Group’s share in partnership interests is limited in most cases, the BTMU Group provides most of the financing to the partnerships in some cases and it consolidates them as the primary beneficiary.

Investment Trusts

The BTMU Group invests in investment trusts that are professionally managed collective investment schemes which pool money from many investors and invest in, among others, equity and debt securities. Most of these funds take the form of a trust where there is a separation in investment decisions, which is assumed by an investment manager who has no investment in a trust, and ownership through beneficiary interests issued by a trust are owned by investors. Therefore, these investment trusts are considered as VIEs. The BTMU Group consolidates investment trusts when it owns a majority of the interests issued by investment trusts.

Buy-out Financing Vehicles

The BTMU Group provides financing to buy-out vehicles. The vehicles are established by equity investments from, among others, private equity funds or the management of target companies for the purpose of purchasing equity shares of target companies. Along with other financial institutions, the BTMU Group provides financing to buy-out vehicles in the form of loans. While the buy-out vehicles’ equity is normally substantive in amount and the rights and obligations associated with it, in some cases the vehicles have equity that is insufficient to absorb variability primarily because the amount provided by equity investors is nominal in nature. These vehicles are considered as VIEs and an assessment as to whether the BTMU Group is the primary beneficiary is required. In most cases, however, the BTMU Group mitigates its risk by requiring third-party guarantees with collateral or reducing its exposure to an adequate level by providing loans as one of several lenders. As a result, the BTMU Group is not considered as the primary beneficiary of these entities.

Special Purpose Entities Created for Structured Financing

This category primarily comprises the following:

Leveraged Leasing Vehicles

These entities are established to raise funds to purchase or build equipment and machinery including commercial vessels, passenger and cargo aircrafts, production equipment and other machinery, for the purpose of leasing them to lessees who use the equipment and machinery as part of their business operations. These entities typically take the form of a limited partnership or a special purpose company where they fund their purchases of equipment and machinery via senior and subordinate financing. In some cases, the entities are funded only by senior financing or there is a guarantee provided to the senior financing by parties unrelated to those providing the senior financing. In most cases, the BTMU Group participates in the senior financing and does not participate in the subordinate financing or provide guarantees. The subordinate financing or the third-party guarantee is substantive and would absorb expected variability generated by the assets held by the entities. In exceptional cases where there is no guarantee from a third-party or there is not sufficient subordinate financing, the BTMU Group consolidates the entities as the primary beneficiary. In some limited cases, the BTMU Group provides a residual value guarantee to the leased assets. Based on expected loss analysis, the BTMU Group determined that it does not participate in the majority of expected variability of the entities involved and does not consolidate these entities.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Project Financing Vehicles

These entities are established to raise funds in connection with, among other things, production of natural resources, construction and development of urban infrastructure (including power plants and grids, highways and ports), and the development of real estate properties or complexes. These projects typically involve special purpose companies which issue senior and subordinate financing to raise funds in connection with the various projects. The subordinate financing is usually provided by parties that will ultimately make use of the assets constructed or developed. By contrast, the senior financing is typically provided by financial institutions, including the BTMU Group. Because the BTMU Group’s participation in the financing is limited or there is sufficient subordinate financing, the BTMU Group is not considered as the primary beneficiary of these entities and does not consolidate these entities.

Sale and Leaseback Vehicles

The BTMU Group is involved with vehicles that acquire assets, primarily real estate, from the BTMU Group’s clients and other unrelated parties where the sellers of the assets continue to use the assets through lease back agreements. These vehicles typically take the form of a limited partnership where the general partner has effectively no decision making ability because an equity holder of the general partner serves a perfunctory role. Therefore, these vehicles are considered as VIEs. The subordinated financing of these vehicles is usually provided by the sellers of the assets, with the BTMU Group providing senior financing for the vehicles. The subordinated financing of these entities absorbs the expected variability generated from the assets held and as such, the BTMU Group is not considered as the primary beneficiary.

Securitization of Client Real Estate Properties

These entities are established for the purpose of securitizing real estate properties held by the BTMU Group’s customers. In most cases, these entities take the form of a limited partnership or a special purpose company. These entities are designed to have non-substantive decision making ability because the general partner or an equity holder serves a perfunctory role. The entities are typically funded by senior and subordinated financing where the original owners of the properties provide the subordinated financing, primarily in the form of partnership interests or subordinated notes, and financial institutions, including the BTMU Group, provide senior financing in the form of senior loans. The subordinated financing of these entities absorbs the expected variability generated from the assets held and as such, the BTMU Group is not considered as the primary beneficiary.

Repackaged Instruments

This category primarily comprises the following:

Investments in Financially-Engineered Products

The BTMU Group is involved in special purpose entities that have been established to issue financial products through the engineering and repackaging of existing financial instruments, such as collateralized debt obligations (“CDOs”) and synthetic CDOs. These special purpose entities are considered as VIEs because they do not have substantive decision making ability. These special purpose entities are arranged and managed by parties that are not related to the BTMU Group. The BTMU Group’s involvement with these entities is for investment purposes. In most cases, the BTMU Group participates as one of many other investors and the BTMU Group typically holds investments in senior tranches or tranches with high credit ratings. Therefore, the BTMU Group is not considered as the primary beneficiary except in limited circumstances where the BTMU Group holds the majority of instruments issued by a single-tranche vehicle.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in Securitized Financial Instruments

The BTMU Group holds investments in special purpose entities that issue securitized financial products. The assets held by the special purpose entities include credit card receivables and residential mortgage loans. These entities are established and managed by parties that are unrelated to the BTMU Group and the BTMU Group’s involvement with these entities is for its own investment purposes. In all cases, the BTMU Group participates as one of many other investors and the BTMU Group holds investments with high credit ratings. Therefore, the BTMU Group is not considered as the primary beneficiary of these entities.

Securitization of the BTMU Group’s Assets

The BTMU Group establishes entities to securitize its own financial assets that include, among others, corporate and retail loans and lease receivables. The entities used for securitization, which typically take the form of special purpose company and trusts, are established by the BTMU Group and, in most cases, issue senior and subordinate interests or financing. Where the BTMU Group retains subordinate interests or financing, it is considered as the primary beneficiary of the entities and the BTMU Group consolidates them. In some cases, all financing is provided by the BTMU Group but there is a substantive third-party guarantee, or most of the interests or financing issued by the entities is transferred to investors unrelated to the BTMU Group. In these cases, the BTMU Group does not consider itself as the primary beneficiary.

Others

This category primarily comprises the following:

Financing Vehicles of the BTMU Group’s Customers

The BTMU Group is involved with several entities that are established by the BTMU Group’s customers. These entities borrow funds from financial institutions and extend loans to their group entities. These entities effectively work as fund-raising vehicles for their respective group companies and enable the groups to achieve efficient financing by integrating their financing activities into a single entity. In all cases the BTMU Group is not considered as the primary beneficiary, either because it participates as one of two or more lenders, and therefore, its participation is less than a majority, and/or there is a substantive third-party guarantee provided with respect to the BTMU Group’s loans.

Funding Vehicles

The BTMU Group has established several wholly-owned, off-shore vehicles which issue securities, typically preferred stock that is fully guaranteed by the BTMU Group, to investors unrelated to us to fund purchases of debt instruments issued by the BTMU Group. These entities are considered as VIEs because the BTMU Group’s investment in the vehicles’ equity is not considered at risk and substantive as the entire amount raised by the vehicles was used to purchase debt instruments issued by the BTMU Group. As the third-party investors participate in the economics of these financing vehicles, as well as the vehicles themselves, these financing vehicles are not considered as the BTMU Group’s subsidiaries.

Troubled Borrowers

During the normal course of business, the borrowers from the BTMU Group may experience financial difficulties and sometimes enter into certain transactions that require the BTMU Group to assess whether they would be considered as VIEs due to their difficult financial position. While in most cases such borrowers are not

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

considered as VIEs when the transactions take place, in limited circumstances they are considered as VIEs due to insufficient equity. In all cases, however, the BTMU Group is not considered as the primary beneficiary based on its assessment of scenario-based probability-weighted cash flow analysis.

25.    COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments

The BTMU Group leases certain technology systems, office space and equipment under noncancelable agreements expiring through the fiscal year 2046.

Future minimum rental commitments for noncancelable leases at March 31, 2009 were as follows:

	Capitalized leases	Operating leases
	(in millions)
Fiscal year ending March 31:
2010	¥18,129	¥26,907
2011	14,366	17,078
2012	7,707	13,793
2013	3,289	11,893
2014	2,111	10,166
2015 and thereafter	3,301	65,817

Total minimum lease payments	48,903	¥145,654

Amount representing interest	(3,360)

Present value of minimum lease payments	¥45,543

Total rental expense for the fiscal years ended March 31, 2007, 2008 and 2009 was ¥77,070 million, ¥77,272 million and ¥71,939 million, respectively.

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

In 2006, the Supreme Court of Japan passed decisions in a manner more favorable to borrowers requiring reimbursement of previously paid interest exceeding the limits stipulated by the Interest Rate Restriction Law in certain circumstances. Due to such decisions and other regulatory changes, borrowers’ claims for reimbursement of excess interest significantly increased during the fiscal year ended March 31, 2007. As a result, BTMU’s

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

consumer finance subsidiaries increased the allowance for repayment of excess interest for the fiscal year ended March 31, 2007. At March 31, 2008 and 2009, the allowance for repayment of excess interest established by BTMU’s consumer finance subsidiaries, which was included in Other liabilities, was ¥80,164 million and ¥114 million, respectively.

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

26.     FEES AND COMMISSIONS INCOME

Details of fees and commissions income for the fiscal years ended March 31, 2007, 2008 and 2009 were as follows:

	2007	2008	2009
	(in millions)
Trust fees	¥24,382	¥26,829	¥19,512
Fees on funds transfer and service charges for collections	148,961	150,599	148,267
Fees and commissions on international business	69,481	69,425	63,868
Fees and commissions on credit card business	163,760	137,971	54,890
Service charges on deposits	37,254	35,919	31,397
Fees and commissions on securities business	16,846	32,428	31,788
Insurance commissions	40,435	33,412	21,048
Guarantee fees	86,468	84,581	65,586
Fees on investment funds business	23,149	22,939	18,701
Other fees and commissions	236,952	209,680	228,772

Total	¥847,688	¥803,783	¥683,829

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

27.    BUSINESS SEGMENTS

The business segment information set forth below, is derived from the internal management reporting system used by management to measure the performance of the BTMU Group’s business segments. The business segment information, set forth below, is based on the financial information prepared in accordance with Japanese

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information is not consistent with the consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided for the total amounts of segments’ total operating profit with income (loss) from continuing operations before income tax expense (benefit) under US GAAP.

See Note 28 for financial information relating to the BTMU Group’s operations by geographic area. The geographic financial information is consistent with the basis of the accompanying consolidated financial statements.

The business segments during the fiscal year ended March 31, 2009 are as follows:

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

•	UNBC, which includes BTMU’s subsidiaries in California, UnionBanCal Corporation and Union Bank, N.A.;

•	global markets, which conducts its asset and liability management, liquidity management, and sales and trading of foreign exchange and interest-rate-related derivatives; and

•	other, which consists of:

•	systems services, which is responsible for computer systems;

•	trust and asset management business promotion for companies, including defined contribution plans;

•	eBusiness & IT Initiatives, which is responsible for developing information technology business opportunities; and

•	the corporate center, which retains functions such as strategic planning, overall risk management, internal auditing and compliance.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Effective April 1, 2008, there were changes made in the managerial accounting methods, including those regarding revenue and expense distribution among BTMU’s business segments. The presentation set forth below has been reclassified to conform to the new basis of managerial accounting.

	Retail Banking	Corporate Banking(2)	Global Banking(3)			Global Markets(2)	Other	Total
(in billions)			Other than UNBC	UNBC	Total
Fiscal year ended March 31, 2007:
Net revenue(1)	¥1,102.8	¥913.5	¥265.3	¥324.3	¥593.1	¥296.5	¥15.7	¥2,921.6
BTMU:	598.2	879.1	214.5	—	214.5	296.5	(41.1)	1,947.2
Net interest income	450.2	459.9	130.6	—	130.6	182.7	(45.9)	1,177.5
Net fees	117.7	268.0	57.6	—	57.6	(2.4)	(15.4)	425.5
Other	30.3	151.2	26.3	—	26.3	116.2	20.2	344.2
BTMU’s subsidiaries	504.6	34.4	50.8	324.3	378.6	—	56.8	974.4
Operating expenses	743.0	369.6	140.8	200.9	343.6	43.5	159.7	1,659.4

Operating profit (loss)	¥359.8	¥543.9	¥124.5	¥123.4	¥249.5	¥253.0	¥(144.0)	¥1,262.2

Fiscal year ended March 31, 2008:
Net revenue(1)	¥1,128.4	¥876.6	¥267.5	¥296.4	¥564.4	¥255.7	¥17.3	¥2,842.4
BTMU:	652.7	841.1	196.8	—	196.8	255.7	(24.1)	1,922.2
Net interest income	534.9	469.0	109.1	—	109.1	122.0	(4.2)	1,230.8
Net fees	99.0	255.1	51.7	—	51.7	(8.1)	(15.2)	382.5
Other	18.8	117.0	36.0	—	36.0	141.8	(4.7)	308.9
BTMU’s subsidiaries	475.7	35.5	70.7	296.4	367.6	—	41.4	920.2
Operating expenses	769.2	388.2	146.3	187.6	335.2	45.0	166.4	1,704.0

Operating profit (loss)	¥359.2	¥488.4	¥121.2	¥108.8	¥229.2	¥210.7	¥(149.1)	¥1,138.4

Fiscal year ended March 31, 2009:
Net revenue(1)	¥845.4	¥715.0	¥323.1	¥256.8	¥579.9	¥277.7	¥(22.2)	¥2,395.8
BTMU:	658.5	679.7	259.8	—	259.8	276.4	(81.9)	1,792.5
Net interest income	571.6	429.8	114.6	—	114.6	201.5	16.4	1,333.9
Net fees	76.8	252.3	97.2	—	97.2	(3.5)	(38.0)	384.8
Other	10.1	(2.4)	48.0	—	48.0	78.4	(60.3)	73.8
BTMU’s subsidiaries	186.9	35.3	63.3	256.8	320.1	1.3	59.7	603.3
Operating expenses	584.6	394.4	144.8	157.3	304.7	47.0	153.1	1,483.8

Operating profit (loss)	¥260.8	¥320.6	¥178.3	¥99.5	¥275.2	¥230.7	¥(175.3)	¥912.0

Notes:

(1)	Net revenue does not include interest income on loans to MUFG.
(2)	In accordance with BTMU’s internal management accounting policies, BTMU allocates profit (loss) relating to securitized products between the Corporate Banking business segment and the Global Markets business segment.
(3)	Within Global Banking, results of certain liquidated subsidiaries for the fiscal years ended March 31, 2007, 2008 and 2009 are not included in the “Other than UNBC” column, while they are included in the “Total” column for internal management reporting purpose.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

“Operating expenses” include salaries and employee benefits, occupancy and certain other non-interest expenses. In determining operating profit, the BTMU Group does not assign to each business segment certain income and expense items such as provisions for loan loss reserve, equity investment securities gains or losses, minority interest in earnings or losses of BTMU’s subsidiaries, equity in earnings or losses of BTMU’s affiliated companies, goodwill amortization and impairment, net gains or losses from disposition of premises and equipment, and other non-interest income and expense items.

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

A reconciliation of the operating profit under the internal management reporting system for the fiscal years ended March 31, 2007, 2008 and 2009 above to income (loss) from continuing operations before income tax expense (benefit) shown on the consolidated statements of operations is as follows:

	2007	2008	2009
	(in billions)
Operating profit:	¥1,262	¥1,138	¥912
Provision for credit losses	(342)	(407)	(618)
Trading account profits (losses)—net	176	120	(238)
Equity investment securities losses—net	(19)	(143)	(425)
Debt investment securities gains (losses)—net	193	(1,091)	(70)
Foreign exchange gains (losses)—net	(216)	1,283	(23)
Equity in earnings (losses) of equity method	5	(36)	(21)
Impairment of goodwill	—	(816)	(581)
Impairment of intangible assets	(185)	—	(1)
Minority interest in loss (income) of consolidated subsidiaries	8	(20)	(11)
Other—net	(10)	6	2

Income (loss) from continuing operations before income tax expense (benefit)	¥872	¥34	¥(1,074)

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the BTMU Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the BTMU Group’s foreign operations. The following table sets forth estimated total assets at March 31, 2007, 2008 and 2009, and estimated total revenue, total expense, income (loss) from continuing operations before income tax expense (benefit) and net income (loss) for the respective fiscal years then ended:

	Domestic	Foreign				Total
	Japan	United States of America	Europe	Asia/ Oceania excluding Japan	Other areas(1)
	(in millions)
Fiscal year ended March 31, 2007:
Total revenue(2)	¥2,697,252	¥1,089,049	¥447,534	¥264,166	¥166,812	¥4,664,813
Total expenses(3)	2,692,150	632,066	202,903	179,196	86,494	3,792,809
Income from continuing operations before income tax expense	5,102	456,983	244,631	84,970	80,318	872,004
Net income	3,981	241,205	130,783	45,456	39,463	460,888
Total assets at end of fiscal year(4)	122,675,597	17,804,367	7,590,230	6,377,777	3,139,392	157,587,363
Fiscal year ended March 31, 2008:
Total revenue(2)	¥3,851,631	¥141,081	¥390,937	¥434,455	¥89,303	¥4,907,407
Total expenses(3)	3,551,702	685,056	285,798	250,141	100,722	4,873,419
Income (loss) from continuing operations before income tax expense (benefit)	299,929	(543,975)	105,139	184,314	(11,419)	33,988
Net income (loss)	(143,075)	(664,998)	133,989	232,255	(16,238)	(458,067)
Total assets at end of fiscal year(4)	116,617,647	18,472,624	11,103,037	8,009,875	4,230,870	158,434,053
Fiscal year ended March 31, 2009:
Total revenue(2)	¥2,145,068	¥421,100	¥85,336	¥348,437	¥43,147	¥3,043,088
Total expenses(3)	2,971,561	695,240	157,307	211,184	81,411	4,116,703
Income (loss) from continuing operations before income tax expense (benefit)	(826,493)	(274,140)	(71,971)	137,253	(38,264)	(1,073,615)
Net income (loss)	(664,862)	(290,477)	(76,260)	145,432	(40,544)	(926,711)
Total assets at end of fiscal year	118,174,189	19,128,484	9,103,439	7,185,620	4,053,748	157,645,480

Notes:

(1)	Other areas primarily include Canada, Latin America and the Caribbean.
(2)	Total revenue is comprised of Interest income and Non-interest income.
(3)	Total expense is comprised of Interest expense, Provision for credit losses and Non-interest expense.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4)	The effects of adoption of FSP FIN No. 39-1 on the estimated total assets at March 31, 2007 and 2008 were as follows:

	Domestic	Foreign				Total
	Japan	United States of America	Europe	Asia/ Oceania excluding Japan	Other areas
	(in millions)
As previously reported
Fiscal year ended March 31, 2007:
Total assets at end of fiscal year	¥119,102,333	¥17,582,964	¥7,424,639	¥6,355,914	¥3,139,392	¥153,605,242
Fiscal year ended March 31, 2008:
Total assets at end of fiscal year	111,138,117	17,946,627	10,826,636	7,936,981	4,230,870	152,079,231

As adjusted
Fiscal year ended March 31, 2007:
Total assets at end of fiscal year	¥122,675,597	¥17,804,367	¥7,590,230	¥6,377,777	¥3,139,392	¥157,587,363
Fiscal year ended March 31, 2008:
Total assets at end of fiscal year	116,617,647	18,472,624	11,103,037	8,009,875	4,230,870	158,434,053

The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2008 and 2009:

	2008(1)	2009
	(in millions)
Cash and due from banks	¥629,813	¥375,567
Interest-earning deposits in other banks	5,563,877	2,343,591

Total	¥6,193,690	¥2,719,158

Trading account assets	¥3,134,123	¥11,002,792

Investment securities	¥10,122,065	¥2,042,421

Loans—net of unearned income, unamortized premiums and deferred loan fees	¥20,823,633	¥22,457,336

Deposits	¥18,475,984	¥16,367,410

Funds borrowed:
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	¥1,209,688	¥746,894
Other short-term borrowings	2,045,924	2,660,194
Long-term debt	3,196,869	3,265,215

Total	¥6,452,481	¥6,672,303

Trading account liabilities	¥2,427,039	¥1,975,699

Note:

(1)	The effects of adoption of FSP FIN No.39-1 on trading account assets and trading account liabilities at March 31, 2008 were as follows:

	As previously reported	As adjusted
	(in millions)
Trading account assets	¥2,260,250	¥3,134,123

Trading account liabilities	¥1,551,877	¥2,427,039

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

29.    FAIR VALUE

Effective April 1, 2008, the BTMU Group adopted SFAS No. 157 for all financial assets and liabilities measured and disclosed on a fair value basis. In accordance with FSP SFAS No. 157-2, the nonrecurring nonfinancial assets and nonfinancial liabilities for which the BTMU Group has not applied the provisions of SFAS No. 157 include premises and equipment, intangible assets and goodwill measured at fair value for impairment. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Based on the observability of the inputs used in the valuation techniques, the following three-level hierarchy is established by SFAS No. 157:

•	Level 1—Unadjusted quoted prices for identical instruments in active markets.
•

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the instruments.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the instruments.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The BTMU Group has an established and documented process for determining fair values in accordance with SFAS No. 157. When available, quoted market prices are used to determine fair value. If quoted market prices are not available, fair value is based upon valuation techniques that use, where possible, current market-based or non-market-based parameters, such as interest rates, yield curves, foreign exchange rates, volatilities and credit curves. The fair values of liabilities are determined by discounting future cash flows at a rate which incorporates the BTMU Group’s own creditworthiness. In addition, valuation adjustments may be made to ensure the financial instruments are recorded at fair value. These adjustments include, but not limited to, amounts that reflect counterparty credit quality, liquidity risk and model risk.

The following section describes the valuation methodologies adopted by the BTMU Group to measure fair values of certain financial instruments. The discussion includes the general classification of such financial instruments in accordance with the valuation hierarchy, a brief explanation of the valuation techniques, the significant inputs to those models, and any addition to significant assumptions.

Trading Accounts Assets and Liabilities—Trading Securities

When quoted prices are available in an active market, the BTMU Group adopts the quoted market prices to measures the fair values of securities and such securities are classified in Level 1 of the valuation hierarchy. Examples of Level 1 securities include certain Japanese and foreign government bonds and exchange traded equity securities.

When quoted market prices are available but not traded actively, such securities are classified in Level 2 of the valuation hierarchy. When quoted market prices are not available, the BTMU Group estimates fair values by using internal valuation techniques, quoted price of securities with similar characteristics or non-binding prices

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

obtained from independent pricing vendors. Examples of such instruments include commercial paper, certain prefectural and municipal bonds, corporate bonds and assets-backed securities. Such securities are generally classified in Level 2 of the valuation hierarchy.

When there is less liquidity for securities or significant inputs adopted to the fair value measurements are less observable, such securities are classified in Level 3 of the valuation hierarchy. Examples of such Level 3 securities include collateralized loan obligations (“CLOs”) backed by general corporate loans that are measured by weighting the estimated amounts from the internal models and the non-binding quotes from the independent broker-dealers. The weight of the broker-dealer quote is determined based on the result of inquiries to the broker-dealers for their basis of the fair value calculation. Key inputs of the internal models include projected cash flow through an analysis of underlying loans, probability of default which incorporates market indices such as LCDX which is an index of loan credit default swaps, repayment rate and discount rate reflecting liquidity premiums based on historical market data. The BTMU Group has adopted this valuation method for the CLOs backed by general corporate loans from the second half of the fiscal year ended March 31, 2009. See Note 1, “Change in Accounting Estimates” section for details of the change in valuation method.

Trading Accounts Assets and Liabilities—Derivatives

Exchange-traded derivatives valued using quoted prices are classified in Level 1 of the valuation hierarchy. Examples of Level 1 derivative include security future transactions and interest rate future transactions. However, the majority of the derivative contracts entered into by the BTMU Group are traded over-the-counter and valued using internally developed technique as there are no quoted market prices existed for such instruments. The valuation models and inputs vary depending on the types and contractual terms of the derivative instruments. The principal models adopted to value those instruments include discounted cash flows, Black-Scholes Model, and the Hull-White model. The key inputs include interest rate yield curves, foreign currency exchange rates, volatility, credit quality of the counterparty or the BTMU Group, and the spot price of the underlying. These models are commonly accepted in the financial industry and key inputs to the models are readily observable from an actively quoted market. Derivative instruments valued by such models and inputs are generally classified in Level 2 of the valuation hierarchy. Examples of such Level 2 derivatives include plain interest rate swaps, foreign currency forward contracts, and currency option contracts.

Derivatives that are valued based on models with significant unobservable inputs are classified in Level 3 of the valuation hierarchy. Examples of Level 3 derivatives include long-term interest rate or currency swaps and certain credit derivatives, where significant inputs such as volatility, credit curves and the correlation of such inputs are unobservable.

Investment Securities

Investment securities include available-for-sale debt and equity securities, whose fair values are measured using the same methodologies as the trading securities described above except for certain private placement bonds issued by Japanese non-public companies. Fair values of certain private placement bonds issued by Japanese non-public companies are measured based on discounted cash flow methods by using discount rate applicable to the maturity of the bonds, which are adjusted to reflect credit risk of issuers. The private placement bonds are generally utilized to finance medium or small size non-public companies as an alternative of loans. These bonds are classified in either Level 2 or Level 3 of the valuation hierarchy depending on the significance of the adjustment for unobservable credit worthiness input. This account also includes investments in nonmarketable equity securities which are subject to specialized industry accounting practice in AICPA Guides. The valuation of such nonmarketable equity securities involves significant management judgment due to the absence of quoted market

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

prices, lack of liquidity and the long term nature of these assets. Further, there may be restriction of transfer on nonmarketable equity securities. The BTMU Group values such securities initially at transaction price and subsequently adjusts valuations considering evidence such as current sales transactions of similar securities, initial public offerings, recent equity issuances and change in financial condition of an investee company. Nonmarketable equity securities are included in Level 3 of the valuation hierarchy.

Other Assets

Other assets measured at fair value mainly consist of securities that may be sold or repledged under securities lending transactions under SFAS No. 140, money in trust for segregating cash deposited by customers on security transactions and non-trading derivative assets. The securities under lending transaction mainly consist of certain Japanese and foreign government bonds which are valued using the methodologies described in the “Trading Accounts Assets and Liabilities—Trading Securities” above.

Money in trust for segregating cash deposited by customers on security transactions mainly consists of certain Japanese government bonds which are valued using the methodologies described in the “Trading Accounts Assets and Liabilities—Trading Securities” above and is included in Level 1 or Level 2 of the valuation hierarchy depending on the component assets.

The fair values of non-trading derivative are measured using the methodologies described in the “Trading Accounts Assets and Liabilities—Derivatives” above.

Obligations to Return Securities Received as Collateral

Obligations to return securities received as collateral under the securities lending transactions are measured at fair values of the securities received as collateral. The securities received as collateral consist primarily of certain Japanese and foreign government bonds, whose fair values are measured using the methodologies described in the “Trading Accounts Assets and Liabilities—Trading Securities” above.

Market Valuation Adjustments

Counterparty credit risk adjustments are applied to certain financial assets such as over-the-counter derivatives. As not all counterparties have the same credit rating, it is necessary to take into account the actual credit rating of a counterparty to arrive at the fair value. In addition, the counterparty credit risk adjustment takes into account the effect of credit-risk mitigants such as pledged collateral and legal right of offsets with the counterparty.

Own credit risk adjustments which reflect own creditworthiness are applied to financial liabilities measured at fair value in accordance with the requirements of SFAS No.157.

Liquidity adjustments are applied mainly to the instruments classified in Level 3 of the fair value hierarchy when recent prices of such instruments are not able to be observable in inactive or less active market. The liquidity adjustments are based on the facts and circumstances of the markets including the availability of external quotes and the time since the latest available quote.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2009:

	March 31, 2009
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥7,356,041	¥3,336,085	¥1,548,331	¥12,240,457
Trading derivative assets	7,114	8,338,669	374,167	8,719,950
Investment securities:
Securities available for sales	22,644,076	2,469,359	3,215,980	28,329,415
Other investment securities	—	—	1,268	1,268
Others(2)	353,130	94,824	386	448,340

Total	¥30,360,361	¥14,238,937	¥5,140,132	¥49,739,430

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥3,711	¥3,788	¥—	¥7,499
Trading derivative liabilities	8,304	7,631,775	423,669	8,063,748
Obligations to return securities received as collateral	224,197	67,379	—	291,576
Others(3)	—	(2,452)	(78,491)	(80,943)

Total	¥236,212	¥7,700,490	¥345,178	¥8,281,880

Notes:

(1)	Include securities under fair value option.
(2)	Include securities under lending transactions, money in trust for segregating cash deposited by customers and non-trading derivatives.
(3)	Include embedded derivatives bifurcated from the deposits. These derivatives are carried at fair value and offset the amount of the deposits.

Changes in Level 3 Recurring Fair Value Measurements

The following table presents a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the fiscal year ended March 31, 2009. When a determination is made to classify a financial instrument within Level 3, the determination is based upon the significance of the unobservable parameters to the overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources); accordingly, the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology. The following tables reflect gains and losses for the fiscal year ended March 31, 2009 for all assets and liabilities categorized as Level 3 at March 31, 2009, including those transferred from or into Level 3 during the year.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	April 1, 2008	Total realized/unrealized gains (losses)			Purchases, sales, issuances and settlements	Transfer in of Level 3— beginning of period(1)	Transfer out of Level 3— end of period(1)		March 31, 2009	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at March 31, 2009
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities(2)	¥3,569,366	¥(685,478	)(3)	¥—	¥(282,528)	¥—	¥(1,053,029	)(6)	¥1,548,331	¥(347,311	)(3)
Trading derivatives (Net)	(53,140)	7,384	(3)	—	(2,779)	5,500	(6,467)		(49,502)	9,617	(3)
Investment securities:
Securities available for sales	3,410,463	(7,764	)(4)	(116,078)	(263,453)	283,611	(90,799)		3,215,980	(29,430	)(4)
Other investment securities	10,675	(3,826	)(5)	—	(4,888)	—	(693)		1,268	(2,849	)(5)
Others	463	(93	)(5)	—	16	—	—		386	(93	)(5)

Total	¥6,937,827	¥(689,777)		¥(116,078)	¥(553,632)	¥289,111	¥(1,150,988)		¥4,716,463	¥(370,066)

Liabilities
Others	¥(80,511)	¥(6,498	)(5)	¥—	¥(5,156)	¥—	¥678		¥(78,491)	¥(3,895	)(5)

Total	¥(80,511)	¥(6,498)		¥—	¥(5,156)	¥—	¥678		¥(78,491)	¥(3,895)

Notes:

(1)	Adopted the fair values as of the beginning of the fiscal year for transfer in and the fair values as of the end of the fiscal year for transfer out.
(2)	Include trading securities under fair value option.
(3)	Included in trading account profits (losses)—net and in foreign exchange gains (losses)—net.
(4)	Included in investment securities gains (losses)—net.
(5)	Included in trading account profits (losses)—net.
(6)	See Note 5 for the reclassification of certain foreign investment securities.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain financial assets may be measured at fair value on a nonrecurring basis. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting or write-downs of individual assets. The following table presents the carrying value of financial instruments by level within the fair value hierarchy as of March 31, 2009, with a nonrecurring change in fair value which has been recorded during the fiscal year ended March 31, 2009:

	March 31, 2009
	Level 1	Level 2	Level 3	Total carrying value	Total losses
	(in millions)
Assets
Investment securities	¥—	¥—	¥22,708	¥22,708	¥39,107
Loans	5,484	19,545	361,419	386,448	210,074
Other Assets	23,533	1,905	35,487	60,925	25,324

Total	¥29,017	¥21,450	¥419,614	¥470,081	¥274,505

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment securities mainly include nonmarketable equity securities which were written down to fair value during the period. The fair values are determined based on recent financial position and projected future cash flows of investees.

Loans include loans held for sale and collateral dependent loans under SFAS No. 114. Loans held for sale are recorded at the lower of cost or fair value. The fair value of the loans held for sale is based on secondary market, recent transaction or discounted cash flows. These loans are principally classified in Level 3 of the valuation hierarchy, and when quoted prices are available but not traded actively, such loans held for sale are classified in Level 2 of the valuation hierarchy.

The collateral dependent loans under SFAS No. 114 are measured at fair value of the underlying collateral. Collaterals are comprised mainly of real estate and exchange traded equity securities. The BTMU Group maintains an established process for determining the fair value of real estate, using valuation techniques, including, but not limited to, the valuation derived mainly from current transaction prices of comparable assets and discounted cash flow models. Loans impaired under SFAS No. 114 that are based on underlying real estate collateral are classified in Level 3 of the valuation hierarchy.

Other assets mainly consist of investments in equity method investees which were written down to fair value due to impairment. When investments in equity method investees are marketable equity securities, the fair values are determined based on quoted market price. Impaired investments in equity method investees which are marketable equity securities are classified in either Level 1 or Level 2 of the valuation hierarchy. When investments in equity method investees are nonmarketable equity securities, the fair values are determined using the same methodologies as impaired nonmarketable equity securities descried above. Impaired investments in equity method investees which are nonmarketable equity securities are classified in Level 3 of the valuation hierarchy.

Fair Value Option

SFAS No. 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. Subsequent changes in fair value for designated items are required to be reported in income. Effective April 1, 2008, the BTMU Group elected the fair value option for foreign securities, which were previously classified as securities available for sale. The election was made to mitigate accounting mismatches related to fluctuations of foreign exchange rates as the gains and losses on translation of these securities were reflected in other changes in equity from nonowner sources, while the gains and losses on translation of foreign financial liabilities were included in current earnings.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the gains or losses recorded during the fiscal year ended March 31, 2009 related to the eligible instruments for which the BTMU Group elected the fair value option and the related net gains upon adoption recorded as an increase to opening shareholder’s equity at April 1, 2008:

	Balance sheet April 1, 2008 prior to adoption	Net gains upon adoption		Balance sheet April 1, 2008 after adoption of fair value option	Trading account losses fiscal year ended March 31, 2009	Foreign exchange losses fiscal year ended March 31, 2009	Total changes in fair value included in earnings during the fiscal year ended March 31, 2009
	(in millions)
Financial assets:
Trading account securities (Previously classified as securities available for sale)	¥8,657,886	¥17,521	(1)	¥8,657,886	¥(288,567)	¥(485,578)	¥(774,145)

Total	¥8,657,886	¥17,521		¥8,657,886	¥(288,567)	¥(485,578)	¥(774,145)

Pre-tax cumulative effect of adopting the fair value option		17,521
Changes in deferred income taxes		(7,113)

Cumulative effect of adopting the fair value option		¥10,408

Note:

(1)	Net gains upon adoption were reclassified from accumulated other changes in equity from nonowner sources to the beginning balance of retained earnings as of April 1, 2008.

Interest and dividend income related to the assets for which the fair value option is elected are measured based on the contractual rates specified in the transactions and reported in the condensed consolidated statements of operations as interest income, depending on the nature of the related asset.

Estimated Fair Value of Financial Instruments

SFAS No. 107 requires disclosure of fair value of certain financial instruments and methodologies and assumptions used to estimate fair values.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of carrying amounts and estimated fair values of financial instruments at March 31, 2008 and 2009:

	2008		2009
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions)
Financial assets:
Cash, due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	¥15,525	¥15,525	¥10,328	¥10,328
Trading account assets, excluding derivatives	2,946	2,946	12,240	12,240
Investment securities	34,658	34,941	30,179	30,299
Loans, net of allowance for credit losses	88,729	89,492	89,505	90,702
Other financial assets(1)	3,811	3,811	2,364	2,367
Derivative financial instruments:
Trading activities(1)	8,721	8,721	8,720	8,720
Activities qualifying for hedges	16	16	27	27
Financial liabilities:
Non-interest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	¥24,880	¥24,880	¥27,506	¥27,506
Interest-bearing deposits	98,817	98,843	97,185	97,266
Trading account liabilities, excluding derivatives	13	13	7	7
Obligations to return securities received as collateral	414	414	292	292
Other short-term borrowings	3,675	3,675	5,253	5,253
Long-term debt	11,652	11,683	10,685	10,611
Other financial liabilities	3,380	3,380	3,256	3,256
Derivative financial instruments:
Trading activities(1)	8,037	8,037	8,064	8,064

Note:

(1)	The balances of Trading activities for Financial assets and Financial liabilities at March 31, 2008 have been adjusted from ¥2,368 billion and ¥1,683 billion to ¥8,721 billion and ¥8,037 billion, respectively. Other financial assets have been adjusted from ¥3,810 billion to ¥3,811 billion. See Note 1 “Netting of Cash Collateral against Derivative Exposures” under “Accounting Changes” section for the detail.

Not all of the financial instruments held by the BTMU Group are recorded at fair value on the consolidated balance sheets. The methodologies and assumptions used to estimate fair value of financial instruments within the scope of SFAS No. 107 that are not recorded at fair value on the consolidated balance sheets are summarized below:

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

Investment Securities—The fair values of investment securities other than those classified as available for sale or being held to maturity (i.e., nonmarketable equity securities) are not readily determinable as they do not have quoted market prices or secondary market prices available. The fair values of certain nonmarketable equity securities, such as preferred stock convertible to marketable common stock in the future, issued by public companies are determined by utilizing commonly accepted valuation models, such as option pricing models. It is

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

not practicable for the BTMU Group to estimate the fair value of other nonmarketable securities issued by nonpublic companies for which a quoted market price is not available. For these securities, the BTMU Group is unable to estimate fair value without incurring undue cost because they comprise investments in numerous unlisted companies and each investment represents an insignificant percentage relative to each company. Therefore, the above summary does not include the carrying amounts of such investment securities. The amounts not included in the above summary are ¥54 billion and ¥135 billion at March 31, 2008 and 2009, respectively.

Loans—The fair values of loans are estimated for groups with similar characteristics, including type of loan, credit quality and remaining maturity. In incorporating the credit risk factor, management concluded that the allowance for credit losses adequately adjusts the related book values for credit risk. For floating- or adjustable-rate loans, which mature or are repriced within a short period of time, the carrying values are considered to be a reasonable estimate of fair values. For fixed-rate loans, market prices are not generally available and the fair values are estimated by discounting the estimated future cash flows based on the contracted maturity of the loans. The discount rates are based on the current market rates corresponding to the applicable maturity. Where quoted market prices or estimated fair values are available, primarily for loans to refinancing countries, loans held for sale and certain other foreign loans, the fair values are based on such market prices and estimated fair values, including secondary market prices. For impaired loans, the fair values are generally determined on an individual basis by discounting the estimated future cash flows and may be based on the appraisal value of underlying collateral as appropriate.

Other Financial Assets—The estimated fair values of other financial assets, which primarily include accrued interest receivable, customers’ acceptance liabilities and accounts receivable, approximate their carrying amounts. The above summary does not include the carrying amounts of investments in equity method investees amounting to ¥360 billion and ¥333 billion at March 31, 2008 and 2009, respectively.

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

The fair values of certain off-balance-sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2008 and 2009 was not material.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2008 and 2009. These amounts have not been comprehensively revalued since that date and, therefore, current estimates of fair values may have changed significantly from the amounts presented herein.

30.    STOCK-BASED COMPENSATION

The following describes stock-based compensation plans of BTMU and UNBC and the impact of the adoption of SFAS No. 123R.

BTMU

MUFG, BTMU and MUTB elected to introduce a stock-based compensation plan for directors, executive officers and corporate auditors (“officers”) and obtained the necessary shareholder approval at their respective ordinary general meetings held in June 2007, while abolishing the retirement gratuities program for these officers.

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

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of the Stock Acquisition Rights transactions of BTMU for the fiscal year ended March 31, 2009:

	For the fiscal year ended March 31, 2009
	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in millions)
Outstanding, beginning of the period	1,590,800	¥1
Granted	1,695,500	1
Exercised	(265,100)	1
Forfeited or expired	(47,900)	1

Outstanding, end of the period	2,973,300	¥1	29.02	¥1,412

Exercisable, end of the period	—	¥—	—	¥—

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

	For the fiscal year ended March 31,
	2008	2009
Risk-free interest rate	0.95%	1.03%
Expected volatility	31.07%	33.07%
Expected term (in years)	4	4
Expected dividend yield	1.02%	1.43%

The weighted-average grant-date fair value of the Stock Acquisition Rights granted during the fiscal year ended March 31, 2008 and 2009 was ¥103,200 and ¥92,300.

BTMU recognized ¥1,340 million and ¥1,225 million of compensation cost related to the Stock Acquisition Rights with ¥544 million and ¥497 million of corresponding tax benefit during the fiscal year ended March 31, 2008 and 2009. As of March 31, 2009, the total unrecognized compensation cost related to the Stock Acquisition Rights was ¥303 million and it is expected to be recognized over 3 months.

UNBC

On November 4, 2008, all outstanding awards under the management stock plans discussed below were canceled in exchange for the right to receive the cash value of those awards. These plans were terminated in December 2008, and no additional awards will be granted under these plans.

Prior to their termination, UNBC had two management stock plans. The Year 2000 UnionBanCal Corporation Management Stock Plan, as amended (the “2000 Stock Plan”), and the UnionBanCal Corporation Management Stock Plan, restated effective June 1, 1997 (the “1997 Stock Plan”), had 20.0 million and 6.6 million shares, respectively, of UNBC’s common stock authorized to be awarded to key employees, outside

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

directors and consultants of UNBC at the discretion of the Executive Compensation and Benefits Committee of the Board of Directors (the “Committee”). Employees on rotational assignment from BTMU are not eligible for stock awards.

The Committee determined the term of each stock option grant, up to a maximum of ten years from the date of grant. The exercise price of the options issued under the stock plans could not be less than the fair market value on the date the option was granted. Beginning in 2006, the value of options was recognized as compensation expense over the vesting period during which the employees were required to provide service. Prior to January 1, 2006, UNBC’s unrecognized compensation expense for nonvested restricted stock reduced retained earnings. The adoption of SFAS No. 123R resulted in an increase of unappropriated retained earnings and a decrease of capital surplus by ¥1,468 million, respectively, in the consolidated financial statements. The value of the restricted stock at the date of grant was recognized as compensation expense over its vesting period with a corresponding credit adjustment to capital surplus. All cancelled or forfeited options and restricted stock became available for future grants. SFAS No. 123R requires the cash flows resulting from the tax benefits of tax deductions in excess of the compensation cost recognized for share-based compensation awards (i.e., excess tax benefits) to be classified as financing cash flows. The ¥6,266 million of the excess tax benefits and ¥10,931 million of the exercise of stock options are classified as other cash inflows from financing activities, and ¥21,063 million of share-based compensation payouts as a result of privatization is classified as cash outflows from financing activities, in the consolidated statement of cash flows for the fiscal year ended March 31, 2009.

Under the 2000 Stock Plan, UNBC granted stock options and restricted stock. Additionally under the Plan, UNBC issued shares of common stock upon the vesting and settlement of restricted stock units, stock units and performance shares settled in common stock. Under the 1997 Stock Plan, UNBC issued shares of common stock upon exercise of outstanding stock options. UNBC issued new shares of common stock for all awards under the stock plans. After taking into account the outstanding stock options and restricted stock, as well as the maximum number of shares that might be issued upon vesting and settlement of outstanding restricted stock units, stock units and performance shares settled in common stock, a total of 3,692,736 shares, 1,095,526 shares and zero shares were available for future grants under the 2000 Stock Plan at December 31, 2006, 2007 and 2008, respectively. The remaining shares under the 1997 Stock Plan were not available for future grants.

The Committee determined that performance share awards granted in 2006 and later were to be redeemed in shares.

Stock Options

Under the 2000 Stock Plan, UNBC granted options to various key employees, including policy-making officers, and to non-employee directors for selected years. Under both the 1997 and 2000 Stock Plans, options granted to employees vest pro-rata on each anniversary of the grant date and became fully exercisable three years from the grant date, provided that the employee had completed the specified continuous service requirement. Generally, the options could vest earlier if the employee died, was permanently disabled, or retired under certain grant, age, and service conditions or terminated employment under certain conditions. Options granted to non-employee directors were fully vested on the grant date and exercisable 33 1/3 percent on each anniversary under the 1997 Stock Plan, and were fully vested and exercisable on the grant date under the 2000 Stock Plan.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of stock option transactions under the stock plans:

	For the year ended December 31, 2008
	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Options outstanding, beginning of the period(1)	9,673,146	$51.14
Granted	823,610	51.06
Exercised	(2,307,005)	47.58
Forfeited	(101,195)	58.11
Cancellation of options	(8,088,556)	52.06

Options outstanding, end of the period(1)	—	$—	—	$—

Options exercisable, end of the period	—	$—	—	$—

Note:

(1)	Options not expected to vest are included in options outstanding. Amounts are not material.

The fair value of each option grant was estimated on the date of grant utilizing the Black-Scholes option pricing model and using the assumptions noted in the following table. The Black-Scholes option pricing model was applied to option tranches based on expected terms that result in ranges of input assumptions, such ranges are disclosed below. Expected volatilities were based on historical data and implied volatilities from traded options on UNBC’s stock, and other factors. UNBC used historical data to estimate option exercise and employee terminations within the valuation model. The expected term of an option granted was derived from the output of the option valuation model, which was based on historical data and represented the period of time that the option granted was expected to be outstanding. The risk-free rate for periods within the contractual life of the option was based on the U.S. Treasury yield curve in effect at the time of grant based on the expected term.

	For the years ended December 31,
	2006	2007	2008
Weighted-average fair value—per share	$12.31	$7.04	$7.21
Risk-free interest rates (a range for 1 to 7 year tenors)	4.3 - 5.05%	3.71%	2.2 - 3.3%
Expected volatility	16.6 - 22.9%	16.9 - 21.0%	22.2 - 27.4%
Weighted-average expected volatility	19.4%	19.8%	24.3%
Expected term (in years)	3.4 - 5.4	3.8 - 4.4	3.9 - 4.4
Weighted-average expected dividend yield	2.7%	4.3%	4.4%

The total intrinsic value of options exercised during 2006, 2007 and 2008 was $37.9 million, $16.0 million and $44.5 million, with a corresponding tax benefit of $13.5 million, $5.7 million and $15.9 million, respectively. The total intrinsic value of options that were canceled and settled in cash during 2008 as a result of the Company’s privatization was $173.4 million with a corresponding tax benefit of $61.6 million. The total fair value of options vested during the years ended December 31, 2006, 2007 and 2008 was $28.9 million, $20.5 million and $13.0 million, respectively.

UNBC recognized $22.4 million, $13.0 million and $23.8 million of compensation cost for share-based payment arrangements related to stock option awards with $8.4 million, $5.0 million and $9.2 million of corresponding tax benefit during the years ended December 31, 2006, 2007 and 2008, respectively. In 2008, compensation cost of $12.8 million with a corresponding tax benefit of $4.9 million was recorded for the acceleration of expense due to UNBC’s privatization. As of December 31, 2008, there was no unrecognized compensation cost related to nonvested stock option awards as a result of UNBC’s privatization.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Restricted Stock

In general, restricted stock awards were granted under the 2000 Stock Plan to key employees, and in 2005, to non-employee directors. The awards of restricted stock granted to employees vest pro-rata on each anniversary of the grant date and became fully vested four years from the grant date, provided that the employee had completed the specified continuous service requirement. Generally, they vested earlier if the employee died, was permanently and totally disabled, retired under certain grant, age, and service conditions or terminates employment under certain conditions. The awards of restricted stock granted to existing non-employee directors in 2005 vested in full in July 2006. Restricted stockholders had the right to vote their restricted shares and receive dividends. The grant date fair value of awards was equal to the closing price on date of grant.

The following is a summary of UNBC’s nonvested restricted stock awards as of December 31, 2008 and changes during the period ended December 31, 2008:

	For the year ended December 31, 2008
	Number of shares	Weighted-average grant date fair value
Nonvested restricted awards, beginning of the period	881,117	$59.00
Granted	50,787	46.64
Vested	(900,004)	58.35
Forfeited	(31,900)	58.13

Nonvested restricted awards, end of the period	—	$—

The total fair value of the restricted stock awards vested was $8.8 million during 2006, $15.6 million during 2007 and $52.5 million during 2008, with a corresponding tax benefit of $3.1 million, $5.0 million and $22.6 million, respectively. In 2008, the fair value of the restricted stock awards vested included $44.4 million, with a corresponding tax benefit of $20.1 million, related to UNBC’s privatization.

UNBC recognized $14.4 million, $14.4 million and $41.6 million of compensation cost for share-based payment arrangements related to restricted stock awards with $5.4 million, $5.5 million and $16.0 million of corresponding tax benefit during the years ended December 31, 2006, 2007 and 2008, respectively. In 2008, compensation cost of $29.1 million with a corresponding tax benefit of $11.2 million was recorded for the acceleration of expense due to the Company’s privatization. At December 31, 2008, there was no unrecognized compensation cost related to nonvested restricted awards.

Restricted Stock Units and Stock Units

Starting in 2006, UNBC granted restricted stock units to non-employee directors. These restricted stock units consisted of an annual grant, and in the case of new non-employee directors, an annual grant and an initial grant. In general, the annual grant vests in full on the first anniversary of the grant date, and the initial grant vests in three equal installments on each of the first three anniversaries of the grant date. The grant date fair value of awards was equal to the closing price on date of grant. During 2008, UNBC granted 25,410 restricted stock units with a weighted-average grant date fair value of $41.41 per unit. There were no restricted stock units forfeited during 2008. The total fair value of the restricted stock units that vested or cancelled during the year ended December 31, 2008 was $2.8 million. UNBC recognized $0.3 million, $1.0 million and $2.4 million of compensation cost with a corresponding $0.1 million, $0.4 million and $0.9 million in tax benefits related to these grants in 2006, 2007 and 2008, respectively. In 2008, compensation cost of $1.1 million with a corresponding tax benefit of $0.4 million was recorded for the acceleration of expense due to UNBC’s privatization. As of December 31, 2008, there was no unrecognized compensation cost related to restricted stock units.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The restricted stock unit participants did not have voting or other stockholder rights. However, the participants’ stock unit accounts received dividend equivalents, reflecting the aggregate dividends earned based on the total number of restricted stock units outstanding, in the form of additional restricted stock units. Participants could elect to defer the delivery of vested shares of common stock at predetermined dates as defined in the plan agreements. UNBC issued new shares under the 2000 Stock Plan upon vesting and settlement of these grants, which were redeemable only in shares.

Non-employee directors could irrevocably elect to defer all or a portion of the cash retainer and/or fees payable to them for services on the Board of Directors and its committees in the form of stock units. At the time of deferral, a bookkeeping account was established on behalf of the director and credited with a number of fully vested stock units. The director received a number of stock units equal to the number of shares of common stock when the deferred compensation was payable. Dividend equivalents were credited to the stock unit accounts. Stock units had no voting rights. UNBC issued new shares under the 2000 Stock Plan upon settlement of the stock units.

As a result of UNBC’s privatization, all restricted stock units and stock units were cancelled and either paid out in cash in 2008 or deferred based on the participant’s prior elections or applicable tax requirements and recorded as a liability.

Performance Share Plan

Effective January 1, 1997, UNBC established a Performance Share Plan. At the discretion of the Committee, eligible participants would earn performance share awards to be redeemed in cash and/or shares three years after the date of grant. Performance shares were linked to stockholder value in two ways: (1) the market price of UNBC’s common stock; and (2) return on equity, a performance measure closely linked to value creation. Eligible participants generally received grants of performance shares annually. The plan was amended in 2004 increasing the total number of shares that can be granted under the plan to 2.6 million shares. The following is a summary of shares granted and available for future grants under the Performance Share Plan:

	For the years ended December 31,
	2006	2007	2008
Performance shares:
Granted	62,100	70,614	91,750
Available for future grant, year end	2,132,333	2,063,219	—

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Performance Shares—Redeemable in Cash

All performance shares granted prior to 2006 were redeemable in cash and therefore were accounted for as liabilities. The value of a performance share under the liability method was equal to the average month-end closing price of the UNBC’s common stock for the final six months of the performance period. All cancelled or forfeited performance shares would become available for future grants. The following is a summary of performance shares that are redeemable in cash under the Performance Share Plan:

	For the years ended December 31,
	2006	2007	2008
	(in millions)
Fair value of performance shares that vested	$9.4	$6.7	—
Cash payments made for performance shares that vested	$5.8	$7.8	$5.7
Fair value of performance shares that vested and deferred	$0.3	—	—
Performance shares compensation expense	$1.8	$1.7	—
Tax benefit related to compensation expense	$0.7	$0.6	—
Liability for cash settlement of performance shares, year end	$11.7	$5.7	—

The compensation cost related to these grants that are redeemable in cash was fully recognized as of December 31, 2007.

Performance Shares—Redeemable in Shares

Prior to UNBC’s privatization, performance shares granted in 2006 and thereafter were redeemable in shares. UNBC issued new shares under the 2000 Stock Plan upon vesting and settlement of these grants that were redeemable in shares.

As a result of UNBC’s privatization, performance shares that were redeemable in shares under the Performance Share Plan were canceled and will be settled in cash. A liability has been established for the amount to be settled in 2009.

The following is a summary of performance shares that are redeemable in shares under the Performance Share Plan:

	For the years ended December 31,
	2006	2007	2008
	(in millions, except number of shares and per share amount)
Performance shares granted	62,100	70,614	91,750
Weighted average grant date fair value—per share	$69.96	$63.10	$51.42
Performance shares forfeited	1,050	1,500	—
Fair value of performance shares that vested during the year	$0.2	$0.6	$21.0
Performance shares compensation expense	$2.8	$4.8	$14.0
Tax benefit related to compensation expense	$1.1	$1.8	$5.4
Liability for cash settlement of performance shares, year end	—	—	$25.3

As of December 31, 2008, there was no unrecognized compensation cost related to grants that were redeemable in shares as a result of UNBC’s privatization.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

31.    RELATED PARTY TRANSACTIONS

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

The following table shows the amount of transactions with its related parties under common control by MUFG for the fiscal years ended March 31, 2007, 2008 and 2009:

	2007	2008	2009
	(in billions)
Interest income, primarily resulted from loans and interest earning deposits in other banks:	¥24	¥22	¥44
Interest expense, primarily resulted from payables under securities lending transactions and deposits:	12	24	15
Non-interest income:	32	35	35
Non-interest expense:	43	42	42

The following table shows the amounts due from or to its related parties under common control by MUFG at March 31, 2008 and 2009:

	2008	2009
	(in billions)
Assets, primarily consisting of trading account assets and loans:	¥3,747	¥5,168
Liabilities, primarily consisting of trading account liabilities and payables under securities lending transactions:	3,285	3,264

32.     EVENTS SINCE MARCH 31, 2009

Approval of Dividends

On June 25, 2009, the shareholder approved the payment of cash dividends to the shareholder of record on March 31, 2009, of ¥60.00 per share of Class 2 Preferred Stock, of ¥210.90 per share of Class 6 Preferred Stock, of ¥43.00 per share of Class 7 Preferred Stock, totaling ¥12,919 million, and of ¥5.45 per share of Common stock, totaling ¥59,042 million.

Incorporation of the Joint Holding Company of Bank of Ikeda and Senshu Bank

On May 25, 2009, BTMU, Senshu Bank, a consolidated subsidiary of BTMU and The Bank of Ikeda (“Bank of Ikeda”) entered into a business integration agreement. Under the term of this agreement, Senshu Bank and Bank of Ikeda plan to establish a new holding company, to be incorporated on October 1, 2009. It is expected that BTMU will have approximately 36% of voting rights of common stock issued by the new holding company.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In order to respect the business independence of the new financial group, consisting of Bank of Ikeda, Senshu Bank and the new holding company, BTMU plans to divest a part of its share, and intends to exclude the new holding company from an equity method affiliate of MUFG by September 30, 2014.

Issuance of “Non-dilutive” Preferred Securities by a Special Purpose Company

On May 28, 2009, BTMU established BTMU Preferred Capital 9 Limited, a special purpose company in the Cayman Islands, for the issuance of non-dilutive preferred securities to strengthen the capital base of BTMU.

On July 29, 2009, BTMU Preferred Capital 9 Limited issued ¥130 billion in series A non-cumulative perpetual preferred securities with a fixed dividend rate of 4.52% per annum until January 2020 and a non-step up floating dividend rate after January 2020, ¥110 billion in series B non-cumulative perpetual preferred securities with a fixed dividend rate of 4.02% per annum until January 2020 and a step up floating dividend rate after January 2020, and ¥130 billion in series C non-cumulative perpetual preferred securities with a fixed dividend rate of 4.02% per annum until January 2015 and a non-step up floating dividend rate after January 2015. These securities are expected to be accounted for as BTMU’s Tier I capital under the BIS capital adequacy requirements.

Stock Compensation Type Stock Options (Stock Acquisition Rights)

On July 14, 2009, the directors, executive officers and corporate auditors of BTMU were allotted stock acquisition rights to acquire an aggregate amount of 2,937,800 shares of MUFG’s common stock. The stock acquisition rights have an exercise price of ¥1 per common share, and exercisable until July 13, 2039.

Redemption of “Non-dilutive” Preferred Securities Issued by a Special Purpose Company

On July 27, 2009, UFJ Preferred Capital 1 Limited, a special purpose company established in the Cayman Islands, redeemed in total ¥130 billion of non-cumulative and non-dilutive perpetual preferred securities. These securities were previously accounted for as part of BTMU’s Tier I capital at March 31, 2009 under the BIS capital adequacy requirements.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

By:	/s/ KATSUNORI NAGAYASU
Name:	Katsunori Nagayasu
Title:	President

September 2, 2009

EXHIBIT INDEX

Exhibit	Description

1(a)	Articles of Incorporation of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended and restated on October 31, 2008. (English Translation)(1)

1(b)	Regulations of the Board of Directors of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended on April 1, 2007. (English Translation)(4)

1(c)	Regulations on Corporate Meetings of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended on May 19, 2009. (English Translation)(1)

1(d)	Regulations on the Handling of Shares of The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended and restated on October 31, 2008. (English Translation)(1)

2	Indenture dated as of February 25, 2000 between The Bank of Tokyo-Mitsubishi, Ltd. and The Chase Manhattan Bank.(2)

4(a)	Agreement and Plan of Merger among UnionBanCal Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Merger Sub, dated as of August 18, 2008.(5)

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of ethics of Mitsubishi UFJ Financial Group, Inc. and compliance rules, compliance manual and employee work rules of The Bank of Tokyo-Mitsubishi UFJ, Ltd. applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation of relevant sections)(3)

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).(1)

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the US Code (18 U.S.C. 1350).(1)

Notes:

(1)	Filed herewith.
(2)	Incorporated by reference from our Annual Report on Form 20-F filed on August 17, 2001.
(3)	Incorporated by reference from our Annual Report on Form 20-F filed on September 28, 2006.
(4)	Incorporated by reference from our Annual Report on Form 20-F filed on September 21, 2007.
(5)	Incorporated by reference from our Annual Report on Form 20-F filed on September 19, 2008.